Form 20-F
period 2002-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2003-06-09
CIK 1026980

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                               -------------------

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 2002

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from       to
                                                 -----    -----

                         Commission file number 1-14542

                            ASIA PACIFIC WIRE & CABLE
                               CORPORATION LIMITED
             (Exact name of Registrant as specified in its charter)

                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                             19 BENOI ROAD, LEVEL 3A
                          SIGMA CABLE HIGH TECH COMPLEX
                                SINGAPORE 629909
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12 (b) of the Act.

        Title for each class           Name of each exchange on which registered
COMMON SHARE, PAR VALUE $0.01 PER SHARE               NONE
        (THE "COMMON STOCK")

         Securities registered or to be registered pursuant to Section 12 (g) of the Act.

                                      None
                         ------------------------------
                                (Title of Class)
              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act.

                                  Common Stock
                         ------------------------------
                               (Title of Classes)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        13,830,769 shares of Common Stock

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes   X    No
                                               -----     -----

         Indicate by check mark which financial statement item the registrant
has elected to follow.   Item 17      Item 18   X
                                -----         -----

                                    CONTENTS

OTHER CONVENTIONS.................................................................................................1
Item 1:     Identity of Directors; Senior Management and Advisers.................................................1
Item 2:     Offer Statistics and Expected Timetable...............................................................1
Item 3:     Key Information about Asia Pacific Wire & Cable.......................................................1
   3.1      Selected Consolidated Financial Data..................................................................1
   3.2      Exchange Rates........................................................................................3
   3.3      Risk Factors..........................................................................................6
   3.4      Forward-looking Statements...........................................................................12
Item 4:     Information on the Company...........................................................................12
   4.1      History and Development of the Company; Recent Developments..........................................12
   4.2      Business Overview....................................................................................15
   4.3      Organizational Structure.............................................................................29
   4.4      Property, Plant and Equipment........................................................................33
Item 5:     Operating and Financial Review and Prospects.........................................................34
   5.1      Disclosures of Critical Accounting Policies..........................................................34
   5.2      Summarized Income Statement..........................................................................37
   5.3      Operating Results....................................................................................39
   5.4      Liquidity and Capital Resources......................................................................48
   5.5      Inflation............................................................................................50
Item 6:     Directors, Senior Management and Employees...........................................................50
   6.1      Directors and Senior Management......................................................................50
   6.2      Audit Committee......................................................................................51
   6.3      Remuneration Committee...............................................................................52
   6.4      Compensation.........................................................................................52
   6.5      Employees............................................................................................52
Item 7:     Major Shareholders and Related Party Transactions....................................................53
   7.1      Major Shareholders...................................................................................53
   7.2      Related Party Transactions...........................................................................53
Item 8:     Financial Information................................................................................54
   8.1      Legal Proceedings....................................................................................54
   8.2      Dividend Policy......................................................................................54
Item 9:     The Offer and Listing................................................................................54
   9.1      Historical Trading Information.......................................................................54
   9.2      Nature of the Trading Market.........................................................................56
Item 10:       Other Information.................................................................................57
   10.1     Memorandum of Association and Bye-laws...............................................................57
   10.2     Material Contracts...................................................................................66
   10.3     Environmental Matters................................................................................68
   10.4     Insurance............................................................................................68
   10.5     Credit Support.......................................................................................68
   10.6     Taxation.............................................................................................68
   10.7     Documents on Display.................................................................................73
Item 11:       Quantitative and Qualitative Disclosures About Market Risk........................................73



   11.1     Foreign Currency Exposure............................................................................73
   11.2     Interest Rate Risk...................................................................................74
   11.3     Risks Relating to Copper.............................................................................75
Item 12:       Description of Securities Other Than Equity Securities............................................75
Item 13:       Defaults, Dividend Arrearages and Delinquencies...................................................75
Item 14:       Material Modifications to the Rights of Security Holders and Use of Proceeds......................75
Item 15:       Disclosure Controls and Procedures................................................................75
Item 16:       [Reserved]........................................................................................76
Item 17:       Financial Statements..............................................................................76
Item 18:       Financial Statements..............................................................................76
Item 19:       Exhibits..........................................................................................76
   19.1     Index to Asia Pacific Wire & Cable Corporation Limited Audited Financial Statements .................76
   19.2     Index to Exhibits....................................................................................76

SIGNATURE PAGE
CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AUDITED FINANCIAL
   STATEMENTS
EXHIBIT 10 - CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT

                                OTHER CONVENTIONS

         Unless otherwise specified, all references in this Annual Report to "Thailand" are to the Kingdom of Thailand, all references to "Singapore" are to The Republic of Singapore, all references to "Taiwan" are to Taiwan, The Republic of China, all references to "China" and to the "PRC" are to The People's Republic of China, all references to "Australia" are to the Commonwealth of Australia and all references to the "US" are to the United States of America.

         Most measurements in this Annual Report are given according to the metric system. Standard abbreviations of metric units (e.g., "mm" for millimeter) have been employed without definitions. All references in this Annual Report to "tons" are to metric tons, which are equivalent in weight to 2,204.6 pounds.

         With respect to measurements relating to the manufacture of wire and cable products, references to "pkm" are to kilometers of twisted pairs of copper wire.

PART I

ITEM 1:  IDENTITY OF DIRECTORS; SENIOR MANAGEMENT AND ADVISERS

         (Not applicable)

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

         (Not applicable)

ITEM 3:  KEY INFORMATION ABOUT ASIA PACIFIC WIRE & CABLE

3.1      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data are derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the "Company") for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 prepared in accordance with U.S. GAAP.

         The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company included in Item 5: Operating and Financial Review and Prospects,
Item 18: Financial Statements, and the notes thereto.

         (See chart on following page)

                                                                   Year ended December 31,
                                             -------------- ------------- ------------ ------------- -------------

                                                 1998           1999         2000          2001          2002

                                              (Restated)     (Restated)   (Restated)    (Restated)
                                             -------------- ------------- ------------ ------------- -------------
                                                           (in thousands, except per share amounts)
Income Statement Data:
     Net sales..........................       $116,373      $143,144      $192,194      $197,311      $241,179
     Cost of sales......................       (103,268)     (125,365)     (174,983)     (177,352)     (206,435)
                                             -------------- ------------ ------------- ------------- -------------
     Gross profit.......................         13,105        17,779        17,211        19,959        34,744
     Operating expenses.................        (11,029)      (17,617)      (13,347)      (15,616)      (19,282)
     Goodwill written off...............             --        (2,142)           --          (506)           --
     Impairment loss....................             --            --        (1,404)           --        (1,559)
                                             -------------- ------------ ------------- ------------- -------------
     Operating profit/(loss)............          2,076        (1,980)        2,460         3,837        13,903
     Exchange gain/(loss)...............          6,015          (554)       (6,226)          (81)          (16)
     Net interest income/(expense)......           (424)       (2,306)       (3,686)       (3,173)       (1,499)
     Share of net income/(loss) of
     equity investees ..................            174          (387)       (2,844)       (2,535)       (4,090)
     Gain on share issuance by
     subsidiaries and affiliates........             --            --            --            --         1,011
     Gain/(loss) on sale of investment..             --            --         2,716           743          (557)
     Gain on disposal of property.......             --            --         6,634            --            --
     Other income.......................          1,052           297         1,299         1,619         2,502
                                             -------------- ------------ ------------- ------------- -------------

     Income/(loss) before income taxes
     and minority interests.............          8,893        (4,930)          353           410        11,254
     Income taxes.......................         (4,193)       (1,163)       (7,584)        1,411        (4,683)
     Minority interests.................         (1,305)        1,268         3,791        (1,730)       (1,780)
                                             -------------- ------------ ------------- ------------- -------------
     Net income/(loss)..................       $  3,395     $  (4,825)      $(3,440)     $     91      $  4,791
                                             -------------- ------------ ------------- ------------- -------------
     Earnings/(loss) per share1.........       $   0.25     $   (0.35)      $ (0.25)     $   0.01      $   0.35

                                                 1998           1999         2000          2001          2002
                                             -------------- ------------- ------------ ------------- -------------
Balance Sheet Data:
     Cash and cash equivalents..........       $22,595         $21,206       $24,634      $14,241       $14,431
     Working capital....................        34,095          36,999        30,988       36,900        46,446
     Total assets.......................       228,006         214,118       209,951      193,426       208,193
     Total debt.........................        52,323          53,541        84,475       54,559        49,681
     Total shareholders' equity.........       102,335          96,658        84,674       80,718        92,047

         On March 22, 2002, the Company purchased 100% of PEWC's interest in Crown Century Holdings Ltd. ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. ("PEWS") resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 common shares. Since the entities were under common control, the merger has been accounted for at historical cost in a manner similar to pooling-of-interests and


-------------
(1) The calculation of the earnings/(loss) per share is based on 13,830,769 shares of Common Stock for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, which gives effect to the issuance of 3,097,436 common shares in connection with the acquisition of Crown Century Holdings Limited and its wholly owned subsidiary.

accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of both entities.

         The results of operations previously reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are summarized below.


         (In thousands of US$)                                                             Years ended December 31,
                                                                                           2000                 2001
         Net sales:
           Asia Pacific Wire & Cable Corporation
            Limited and subsidiaries                                                   $165,397             $170,689
           CCH and PEWS                                                                  26,797               26,622
                                                                                       --------             --------
                                                                                        192,194              197,311
                                                                                       ========             ========
         Net income(loss):
           Asia Pacific Wire & Cable Corporation
            Limited and subsidiaries                                                    $(5,143)             $(1,283)
           CCH and PEWS                                                                   1,703                1,374
                                                                                        -------              -------
                                                                                         (3,440)                  91
                                                                                        =======              =======

3.2      EXCHANGE RATES

         Unless otherwise specified, references in this Annual Report to "$", "U.S. dollars" or "US$" are to United States dollars; all references to "Bt", "Thai Baht" or "Baht" are to Baht, the legal tender currency of Thailand; all references to "S$" are to Singapore dollars, the legal tender currency of Singapore; all references to "A$" are to Australian dollars, the legal tender currency of Australia; and all references to "Rmb" are to Chinese Renminbi Yuan, the legal tender currency of China.

         Unless otherwise noted, translation of amounts from Baht, Singapore dollars, Australian dollars and from Chinese Renminbi Yuan to U.S. dollars for the convenience of the reader have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002. The respective Noon Buying Rates on December 31, 2002 were US$1.00 = Bt 43.2; S$ 1.74; A$ 1.78; and Rmb 8.28. The respective Noon Buying Rates on May 28, 2003, the latest practicable date before publication of this annual report, were US$1.00 = Bt 41.69; S$ 1.72; A$ 1.64 and Rmb 8.28. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

         Thailand

         On July 2, 1997, the Bank of Thailand announced it had switched from a system which had pegged the Baht to a basket of foreign currencies dominated by the U.S. dollar (the composition of which is not made public) to "a managed float which would allow the Baht's value to be determined by market forces to reflect economic fundamentals". This change in monetary policy allowed the Baht to decline in value relative to the U.S. dollar. The fall in the value of the Baht was exacerbated by subsequent financial crises in the region, particularly in Indonesia and South Korea. The Baht stabilized in 1999, buoyed by return of investors' confidence and some capital inflows. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. Since then, the Baht has remained relatively stable. At the rate of US$1.00 = Bt 41.69 as of May 28, 2003, the Baht has depreciated by approximately 42.13% since its flotation.

         The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate. No representation is made that the Baht or US dollar amounts referred to herein could have been or could be converted into U.S. dollars or Baht, as the case may be, at any particular rate or at all.

         (See chart on following page.)

        YEAR ENDED DECEMBER 31,              AT PERIOD END        AVERAGE(1)              LOW               HIGH
----------------------------------------     --------------    ------------------    ---------------    -------------
                                                                (BT PER $1.00)
1997...............................                46.800                32.063             47.400           22.750
1998...............................                36.500                40.764             56.100           35.780
1999...............................                37.450                37.048             38.650           36.180
2000 ..............................                43.478                40.000             44.380           36.970
2001 ..............................                44.240                44.517             45.820           42.300
2002..............................                 43.200                43.020              44.20            41.07

(1) Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this report were:

                 MONTH                           HIGH                 LOW
----------------------------------------     --------------    ------------------
             December 2002                       42.92               43.80
             January 2003                        42.60               43.17
             February 2003                       42.70               43.18
              March 2003                         42.45               43.03
              April 2003                         42.72               43.18
              May 2003(1)                        41.89               42.82

(1)  May 1 - May 28, 2003

-----------
Sources: Federal Reserve Bulletin, 1997-2003, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512) 1997-2003, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

         Singapore

         The Singapore dollar is convertible into foreign currencies and floats against a trade-weighted basket of foreign currencies, the composition of which is not made public by Singapore's central bank, the Monetary Authority of Singapore, but of which the US dollar is a component. The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Singapore dollar. No representation is made that the Singapore dollar or US dollar amounts referred to herein could have been or could be converted into US dollars or Singapore dollars, as the case may be, at any particular rate or at all.

         (See chart on following page.)

        YEAR ENDED DECEMBER 31,              AT PERIOD END        AVERAGE(1)              LOW               HIGH
----------------------------------------     --------------    ------------------    ---------------    -------------
                                                                (S$ PER $1.00)
1997...............................                1.686              1.497                 1.706             1.399
1998...............................                1.651              1.668                 1.796             1.581
1999...............................                1.732              1.699                 1.737             1.658
2000 ..............................                1.733              1.730                 1.760             1.654
2001 ..............................                1.847              1.797                 1.854             1.732
2002...............................                1.735              1.791                 1,852             1.731

(1) Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this report were:

                 MONTH                           HIGH                 LOW
----------------------------------------     --------------    ------------------
             December 2002                       1.735               1.772
             January 2003                        1.730               1.744
             February 2003                       1.732               1.758
              March 2003                         1.732               1.772
              April 2003                         1.767               1.783
              May 2003(1)                        1.717               1.772

(1)  May 1 - May 28, 2003

-----------
Sources: Federal Reserve Bulletin, 1997-2003, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512) 1997-2003, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

     3.3  RISK FACTORS

          3.3.1 CONTROL BY PEWC; BANKRUPTCY OF PUSA; CONTRACTUAL ARRANGEMENTS WITH PEWC

                  As of December 31, 2002, Pacific Electric Wire and Cable Co., Ltd ("PEWC") indirectly held approximately 75.4% of the outstanding shares of Common Stock. Of these shares, Pacific USA Holdings, Inc. ("PUSA"), a subsidiary of PEWC, holds 53.0% of the outstanding shares of Common Stock. On December 2, 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The future ownership of these shares may be affected by these bankruptcy proceedings and an Amended and Restated Pledge Agreement dated as of February 20, 2002 among Swiss Re Financial Products Corporation ("Swiss Re"), PUSA, certain affiliates of PUSA and PEWC (the "Pledge

Agreement") pursuant to which these shares (the "Pledged Shares") are pledged to Swiss Re. See also Section 4.1.2 "Recent Developments".

                  We are unable to predict the outcome of these bankruptcy proceedings, including whether Swiss Re might foreclose on the Pledged Shares if Swiss Re's security interest in the Pledged Shares is not released. If Swiss Re were to foreclose on these shares, it could hold the Pledged Shares or dispose of them in a public or private sale as provided for in the Pledge Agreement. If it chooses to hold the Pledged Shares, it would become the controlling shareholder of the Company. Consequently, it would be able to elect the majority of the members of our Board of Directors and have the power to determine the outcome of other actions requiring the approval of our shareholders. In addition, any sale of these shares (by Swiss Re following a foreclosure on the Pledged Shares or otherwise) could affect, among other things, the trading price of the Company's shares and the number of the Company's shares that are publicly held (that is, held by non-affiliates of the Company).

                  While these matters are being resolved, subject to the requirements imposed by the bankruptcy court and the terms of the Pledge Agreement, PEWC is able to elect the majority of the members of our Board of Directors and has the power to determine the outcome of other actions requiring the approval of our shareholders.

                  We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the "Composite Services Agreement"), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. This agreement is renewable at our option and currently in force. However, we are unable to predict whether PEWC would, at some future date, seek to limit the business it conducts with the Company pursuant to the terms of the Composite Services Agreement either because Swiss Re had foreclosed on the Pledged Shares or for some other reason.

          3.3.2   COMPETITION

                  The wire and cable industry in the Asia Pacific region is highly competitive. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do. We and other wire and cable producers increasingly compete on the basis of product quality and performance, reliability of supply, customer service and price. To the extent that one or more of our competitors is more successful with respect to the primary competitive factors, our business could be adversely affected. See Section 4.2.6 "Competition" for additional information with reference to the competitive environment we face in specific countries.

          3.3.3   RISKS RELATING TO COPPER

                  Copper is the principal raw material we use, accounting for a majority of the cost of sales. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the "LME") for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, an increase in the price of copper will increase our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to pass on these increased costs to our customers. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. Copper prices have been subject to considerable volatility in recent years and this volatility has had a significant impact on our revenues and profits. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not continue to recur. (See Section 11.3 "Risks Relating to Copper" for additional information).

          3.3.4   EXPOSURE TO FOREIGN EXCHANGE RISKS

                  Changes in exchange rates influence our results of operations. Our principal operations are located in Thailand and Singapore and a substantial portion of our revenues are denominated in Baht or Singapore dollars. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of our future capital expenditures are expected to be in U.S. dollars. We require a significant amount of U.S. dollars for our ongoing equipment upgrade and maintenance programs. Any devaluation of the Baht or the Singapore dollar against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and would have an adverse impact on our operations. Forward foreign exchange contracts are used on a selective basis to hedge foreign exchange risk, but they do not provide any assurance that we will not incur substantial losses in the event of a devaluation of the Baht or Singapore dollar against the U.S. dollar.

                  Although our reporting currency is U.S. dollars, the functional currency of our Singapore operations, which accounted for 30.6% of Company sales (including sales of Distributed Products) in 2002, is the Singapore dollar, and the functional currency of our Thai operations, which accounted for 44.5% of our sales in 2002, is the Baht. Accordingly, the functional currency accounts of these operations are translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders' equity. Any devaluation of the Baht or Singapore dollar against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

          3.3.5   RISKS RELATING TO THAILAND

                  A substantial portion of our Thai operations, which accounted for approximately 44.5% of our net sales in 2002, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. In July 1997, the floatation of the Thai Baht caused the currency to fall in value against the U.S. Dollar and triggered declines in other regional currencies, such as the Singapore Dollar and Australian Dollar. The Thai Baht generally appreciated against the U.S. Dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, causing the Thai Baht to weaken further. Such fluctuations in the value of the Thai Baht may negatively impact our performance. The Baht has since stabilized at approximately Baht 41 to Baht 44 to US$ 1 in 2002.

          3.3.6   RISKS RELATING TO CHINA

                  The economy of China differs from that of most free-market economies in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. The economy of China has been a planned economy subject to one-, five- and ten-year plans adopted by central PRC government authorities and implemented, to a large extent, by provincial and local authorities, which set out production and development targets for state enterprises. Although the majority of productive assets in China are still owned by the PRC government, more recently the PRC government has implemented economic reform measures which emphasize decentralization, utilization of market forces and the development of foreign investment projects such as Ningbo Pacific Cable Co., Ltd. ("NPCDC").

                  Until March 1998, when a government restructuring plan to abolish fifteen ministries, including the PRC Ministry of Post and Telecommunications (the "MPT"), was approved by the National People's Congress, the MPT set telecommunications policies at the national level in China and supervised the provincial post and telecommunications bureaus in each province of China, which are (and are expected to remain) semi-autonomous and responsible for developing operating networks within each province. The PRC government, through the Ministry of Information Industry (the "MII") (which incorporates the
MPT), remains the primary provider of telecommunications service in China and, along with the provincial post and telecommunications bureaus, is one of the few consumers of telecommunications cable in China. Consequently, the business of our companies in China may be more dependent on the political stability and general economic condition of China than if there were more consumers of telecommunications cable and if the government-related entities were not so closely involved in the telecommunications industry. In addition, the MII is expected to set the price at which telecommunications cable may be sold. By virtue of the adoption of the government restructuring plan, the former ministries of the MPT will become the ministries of the MII, and all of the regulatory functions of the MPT are to be transferred to the MII.

                  Political or social instability in China may adversely affect our business operations or financial condition. In addition, the recent outbreak of Severe Acute Respiratory Syndrome (SARS), a pneumonia-like infection, in China may negatively impact the country's economic growth outlook.

          3.3.7   ALTERNATIVE TRANSMISSION TECHNOLOGIES

                  Our copper-based telecommunications business is subject to competition from other transmission technologies, principally fiber optic and wireless-based technologies. Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses and minimally in the access cable business in which we compete. In the Asia Pacific markets where we compete, wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. While these technologies do not currently present significant competition in the markets in which we conduct or plan to conduct business, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

          3.3.8   POTENTIAL CONFLICT OF CERTAIN OFFICERS AND DIRECTORS

                  Certain of our officers and directors, including the Chairman, are also officers and directors of affiliates of PEWC and may be subject to various conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and such affiliates of PEWC have competing interests, and the performance by us and PEWC of respective obligations under existing agreements, including the Composite Services Agreement and the Indemnification Agreement (discussed below in Section 10.2). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

                  The Bermuda Companies Act 1981, as amended (the "Companies Act") subjects our officers and directors to certain fiduciary standards in the exercise of their fiduciary duties on our behalf. Under the Companies Act, an officer of ours (which term includes our directors) is subject to a duty of care requiring him to act honestly and in good faith in the discharge of his duties and to, among other things, give notice to the Board at the first opportunity of any interest he has in any material contract or proposed material contract with us or any of our subsidiaries. The Companies Act also prohibits us from making loans to any directors without first obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting. As of July 30, 2002, we do not make any loans to our directors or executive officers in accordance with The Sarbanes-Oxley Act of 2002.

          3.3.9   POTENTIAL ILLIQUIDITY OF COMMON SHARES

                  Our common shares are quoted on the Over-the-Counter Bulletin Board ("OTC BB") operated by the NASD, Inc. However, approximately 75.4% of our common shares are indirectly held by PEWC and management and are not publicly registered securities, and are, therefore, not freely tradable. In the recent past, the volume of trading in our common shares has not been substantial. There can be no assurances that a shareholder wishing to dispose of his or her shares will be able to immediately sell his or her position, nor can there be any assurances as to the price which could be obtained in any such sale.

                  Prior to December 24, 2001, the common shares were traded on the New York Stock Exchange (the "NYSE"), which has established certain continued listing criteria for companies whose shares are traded on it. The criteria impose certain minimum requirements with respect to the per share price and the aggregate value of the publicly traded securities of an issuer. In February 2001, the NYSE notified us that we had not been in compliance with those NYSE requirements, and that the NYSE would be authorized to suspend trading in our common shares and to commence delisting procedures subject to review and approval of our business plan. During the course of 2001, our business plan was submitted, amended and finally provisionally agreed with the NYSE, subject to the right of the staff to require continuous compliance within a designated time frame, which the Company was not able to achieve, due to, among other factors, delays in approvals by Thai regulatory authorities of the implementation of certain Thai-based elements of the plan. On December 24, 2001, the staff of the NYSE announced that it has determined that the trading of the common shares should be suspended on December 28, 2001. The decision was reached in view of the fact that the Company had fallen below the NYSE's continued listing standards. The Company appealed the NYSE's decision, but its appeal was denied by a Committee of the Board of Directors of the Exchange. The Company subsequently re-established a public trading market for its common shares on the OTC BB. It is traded under the symbol "AWRCF.OB".

          3.3.10 HOLDING COMPANY STRUCTURE, POTENTIAL RESTRICTIONS ON THE PAYMENT OF DIVIDENDS

                  We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings. While we have no present intention to pay dividends, should we decide in the future to do so, as a holding company our ability to pay dividends, as well as to meet our other obligations, will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

          3.3.11  CORPORATE MATTERS; ORGANIZATIONAL DOCUMENTS

                  We are organized pursuant to the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby Spurling & Kempe, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

     3.4  FORWARD-LOOKING STATEMENTS

         This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements appear throughout this annual report and include statements regarding the intent, belief or current expectations of the Company and its management, including with respect to trends affecting the Company's financial condition or results of operations and the Company's plans with respect to capital expenditures and investments. These forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in these forward looking statements as a result of various factors. See Section 3.3 "Risk Factors" for a further discussion of some of the factors that could cause such material differences.

ITEM 4:   INFORMATION ON THE COMPANY

     4.1  HISTORY AND DEVELOPMENT OF THE COMPANY; RECENT DEVELOPMENTS

          4.1.1   HISTORY AND DEVELOPMENT OF THE COMPANY

                  The Company (Asia Pacific Wire & Cable Corporation Limited), formed on September 19, 1996, is a Bermuda corporation which, through its operating subsidiaries, is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. The Company manufactures and distributes its own wire and cable products and also distributes copper rod and wire and cable products ("Distributed Products") manufactured by its principal shareholder, PEWC. From 1997, the Company has also offered project engineering services in the supply, delivery and installation ("SDI") of power cables. PEWC, a publicly owned Taiwanese corporation whose shares are listed on the Taiwan Securities Exchange, currently owns approximately 75.4% of the Company's outstanding Common Stock.

                  The Company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand and believes that it is the largest producer of low voltage power cable in Singapore. In 2002, approximately 67.6% of the manufactured products sold by the Company were sold by its subsidiaries in Singapore and Thailand, with the remainder sold by its subsidiaries in China, Australia and Malaysia.

                  In Singapore, the Company also sells Distributed Products, which largely consist of copper rod and medium and high voltage power cable. Sales of Distributed Products accounted for 10.1% of the Company's revenues and 0.9% of its operating profits in 2002. As the Company continues to focus its resources on manufacturing and distributing its own products, sales of Distributed Products are expected to decline over time as a percentage of the Company's business. The Company's SDI project engineering services accounted for 12.9% of the Company's revenue in 2002.

                  The Company sells its cable products primarily to government agencies and large construction companies and subcontractors bidding for government contracts. Telecommunications cable manufactured by the Company are largely used as access lines to connect buildings and residences to feeder and trunk cables. Power cable manufactured by the Company is used primarily in power transmissions for public lighting, outdoor installations and in and to commercial and residential buildings. Enameled wire is sold primarily to private sector manufacturers of electric motors for use in various consumer appliances. The Company maintains local sales personnel in each country where it has manufacturing operations, and export sales are conducted through independent suppliers as well as the Company's own sales personnel. The Company principally competes on the basis of product quality and performance, reliability of supply, timely delivery, customer service and price.

                  The Company continues to explore opportunities to establish manufacturing and distribution operations in the Asia Pacific region, principally in countries where demand exceeds local production capacity and where there are high import tariffs for finished products and other substantial barriers for market entry by foreign distributors. The Company seeks to form similar joint ventures in new markets with well-established local partners to provide credibility in each market and access to sales opportunities on an accelerated basis.

                  The Company's business office is located at 19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore 629909, telephone number (65) 6663-2132, and its registered office is located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, telephone number (441) 295-2244.

          4.1.2   RECENT DEVELOPMENTS

                  Bankruptcy of PUSA

                  On December 2, 2002 (the "Filing Date"), our majority shareholder and a subsidiary of PEWC, PUSA, filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court"), along with its affiliates PUSA Investment Company, Montford Limited, Top Target Limited, Berger Systems Limited, Elan Investments Limited, Austway Services Limited, and Pacific Realty Group, Inc. (together with PUSA, the "Debtors"). At that time, PUSA had pledged the Pledged Shares to Swiss Re under the Pledge Agreement. We have been informed that an event of default occurred under the Pledge Agreement that entitled Swiss Re to foreclose on the Pledged Shares.

                  On December 30, 2002, Swiss Re moved the Bankruptcy Court to lift the automatic stay that entered in effect on the Filing Date and which had prohibited Swiss Re from foreclosing on the Pledged Shares. After negotiations among the Debtors, PEWC and Swiss Re, the Debtors agreed to consent to a lifting of the automatic stay if Swiss Re entered an agreement to refrain from foreclosing on the Pledged Shares (the "Stay Agreement"). On February 28, 2003, the Bankruptcy Court entered an Order approving relief from the automatic stay (the "Stay Order"), which lifted the automatic stay enjoining Swiss Re from foreclosing on the Pledged Shares, leaving Swiss Re free to dispose of the Pledged Shares, subject to the conditions of the Stay Agreement.

                  Under the terms of the Stay Agreement, Swiss Re agreed it would not foreclose on the Pledged Shares before May 23, 2003, provided that, among other things:

                  (i) by April 8, 2003, the Debtors obtained court approval of a disclosure statement detailing a plan of reorganization that would include paying Swiss Re $50 million to satisfy its claim;

                  (ii) by April 8, 2003, PEWC either placed cash in escrow or obtained a letter of credit in the amount of $50 million to fund such a reorganization plan, or presented a sale agreement to purchase Swiss Re's claim against the Debtors for $50 million;

                  (iii) by May 23, 2003, the Debtors have either obtained confirmation of the plan of reorganization by the court or PEWC has purchased Swiss Re's claim; and

                  (iv) by June 6, 2003, Swiss Re has been paid $50 million in satisfaction of its claim.

                  If any of the conditions or deadlines stated in the Stay Agreement are not met, then Swiss Re would be free to foreclose on the Pledged Shares.

                  Although the Bankruptcy Court has not yet approved a disclosure statement in the PUSA bankruptcy case, the Debtors and Swiss Re announced at a hearing on April 3, 2003 that they had reached an agreement by which Swiss Re would receive $27.6 million in exchange for releasing its security interest in 306,545,800 shares of capital stock of Tomson Group Ltd., which had also been pledged to Swiss Re under the Pledge Agreement. In exchange, Swiss Re agreed that it would extend the deadlines set in the Stay Agreement for approval of a disclosure statement until July 7, 2003 and for approval of a plan of reorganization until August 31, 2003.

                  Based upon statements by the Debtors made to the Bankruptcy Court at a hearing on April 10, 2003, we believe the sale of the Tomson Group Ltd. stock has closed. Also at that hearing, Swiss Re, PEWC and the Debtors reported they had agreed to a settlement of Swiss Re's remaining claim, which would include a release of Swiss Re's security interest in the Pledged Shares. The terms of that agreement have not been disclosed. As of May 28, 2003, to our knowledge, Swiss Re has not foreclosed on the Pledged Shares.

                  We are unable to predict the outcome of these proceedings, including whether Swiss Re might foreclose on the Pledged Shares if Swiss Re's security interest in the Pledged Shares is not released. Any sale of the Pledged Shares (by Swiss Re following a foreclosure on the Pledged Shares or otherwise) could affect, among other things, the trading price of the Company's shares and the number of the Company's shares that are publicly held (that is, held by non-affiliates of the Company). See Section 3.1 "Risk Factors - Control by PEWC; Bankruptcy of PUSA; Contractual Arrangements with PEWC".

                  Strategic Restructuring and Expansion Plan

                  On December 28, 2001, the Company announced its strategic expansion and restructuring plan in relation to the acquisition of 100% of PEWC's interest in CCH and its wholly-owned subsidiary company, PEWS, resulting in CCH becoming a wholly-owned subsidiary of the Company upon completion of the transaction.

                  Collectively, CCH and PEWS engage in manufacturing and sales of electric wire and cable products; major customers include government organizations, electric contracting firms, electric dealers, and wire and cable factories. The acquisition was approved by the Board of Directors and shareholders of the Company and PEWC on March 22, 2002 and has been funded by the issuance of 3,097,436 common shares in May 2002. Since PEWC is the majority shareholder of the Company and CCH prior to the transaction, the acquisition is considered a combination of companies under common control and will be accounted for at historical cost and given retroactive effect for financial reporting purposes.

                  On February 22, 2002 the shareholders of Charoong Thai approved the acquisition of 100% of the outstanding shares of Siam Pacific Electric Wire & Cable Company ("Siam Pacific"), previously 66.2% owned by the Company. The transaction was completed on July 2, 2002 when Charoong Thai issued 177,550,000 new shares at 5 Baht per share, representing 49.92% of its enlarged base of 355,660,000 paid-up shares. The new shares were exchanged for Siam Pacific's shares at a swap ratio of 1 Siam Pacific share for every 26.5 of Charoong Thai's newly issued shares. Immediately after the completion of this transaction, the shareholders of Charoong Thai comprised of the Company (68.42%), Italian-Thai Development Company Public Limited ("Ital-Thai") (16.90%) and Bangkok Insurance (5.31%). The rest of the shares are publicly traded on the SET.

     4.2  BUSINESS OVERVIEW

         The Company's Thai operations are conducted through Charoong Thai, Siam Pacific and Pacific-Thai Electric Wire & Cable Co. Ltd. ("Pacific Thai").

         Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand. Immediately after the acquisition of Siam Pacific by Charoong Thai, the shareholders of Charoong Thai comprised of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%). The rest of the shares are publicly traded on the SET. See 4.1.3 "Recent Developments". After the sale of some of its Charoong Thai shares on the open market, the Company held approximately 63.9% of Charoong Thai as at December 31, 2002. Charoong Thai manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the business of optic fiber cable manufacturing and the provision of telecommunication and network services.

         Siam Pacific is 100% owned by Charoong Thai. See 4.1.3 "Recent Developments". Siam Pacific manufactures telecommunications cable, power cable and enameled wire for the domestic Thai market.

         Pacific Thai is a 100%-owned subsidiary of Siam Pacific. Pacific Thai manufactures enameled wire for the export market.

         The Company's Singapore operations are principally conducted through its 98.2%-owned subsidiary, Sigma Cable Company (Private) Limited ("Sigma Cable"). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region. Sigma Cable also distributes in Singapore copper rod and a wide range of wire and cable products produced by PEWC.

         The Company has a 100% interest in Sigma-Epan International Pte. Ltd. ("Sigma-Epan"), a group of companies with operations in Singapore and Malaysia. Sigma-Epan group has its headquarters in Singapore. Sigma-Epan manufactures specialty cables and assembles cable harnesses for the electronics, computer, building automation, audio and communication industries.

         The Company holds a 98.48% effective interest in Australia Pacific Electric Cables Pty Limited ("APEC"), a subsidiary of Sigma Cable, located near Brisbane, Australia. The company produces low voltage power cable for the Australian and export markets.

         The Company's China operations are conducted through five business entities, with a new entity being planned for. The operating entities include NPCDC, a telecommunications cable manufacturing joint venture located in Zhejiang Province in eastern China. The Company owns a 94.31% interest in NPCDC. The other owner of NPCDC is China Ningbo City Yin County Yinjiang Town Industrial Corporation ("CIC"). NPCDC manufactures a range of telecommunications cable and local area network ("LAN") electronic cables for sale and distribution in the Chinese domestic market.

         NPCDC's performance since 1997 has been below expectations due primarily to difficulties faced in marketing its products and market penetration in China. In view of the poor performance of NPCDC, the Company has decided that it would be prudent to provide for a write-down of the carrying value of NPCDC in the Company's financial statements. The Company's 1999 results therefore included a write-off of unamortized goodwill of $2.1 million from the purchase of NPCDC in 1998, and of $1.0 million on receivables and inventory of NPCDC. Total net effect of these write-offs on the Company's results amounts to a loss of $3.1 million in 1999. The Company's 2002 results further included a write off of approximately $1.5 million in the carrying value of the telecommunication cable machinery.

         Shanghai Yayang Electric Co., Ltd. ("Shanghai Yayang"), formerly known as Shanghai Pacific Electric Co., Ltd., is a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company's effective holding in Shanghai Yayang is at 62.39% and is partly held by Pacific Thai. The other party to the joint venture is South-West Power Cable in Chengdu Province. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

         Shangdong Pacific Fiber Optics Co., Ltd. ("SPFO") is a joint venture company in Yanggu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a 51.0% interest in SPFO, with the remaining interest owned by the joint venture partner, Shandong Yanggu Cable Company ("Shandong Yanggu"), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China. The Company has invested a total of $2.5 million in SPFO.

         On June 30, 2001, the Company invested approximately $1.2 million for a 25.0% interest in an existing profitable company Shandong Rubber Cable Company, Ltd. ("SRC"), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu. The investment was in the form of machinery transfer and cash.

         On March 22, 2002, the Company acquired two companies, namely, CCH and PEWS from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. As a result of this new issue, PEWC's holding in the Company increased from 68.3% to 75.4%. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2002.

         On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $3.0 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Production is tentatively scheduled to commence in 2004 with initial production of 900,000km of optic fibers annually. The actual operation commencement period will depend on the assessment of market conditions. The company plans to operate two optic fiber drawing towers and four production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. and other external buyers. The Company believes that the market for optic fiber and fiber optic cable will remain promising in China in the long term.

          4.2.1   PRODUCTS AND SERVICES

                  The Company manufactures and sells a wide variety of wire and cable products primarily in four general categories: telecommunications cable, power transmission cable, enameled wire and electronic cables. The Company's telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company's enameled wire is used in the manufacturing of components and sub-components of household appliances and small machinery. The electronic cables, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as the Singapore distributor of copper rod and wire and cable products manufactured by PEWC. In 1997, the Company also began offering SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.

                  Telecommunications Cable

                  The Company produces a wide range of bundled telecommunications cable for telephone and data transmissions with different capacities and insulations designed for use in various internal and external environments principally as access cable to connect buildings and residents to trunk cables. Telecommunications cables contain twisted pairs of insulated copper wire, each pair color-coded and corresponding to one telecommunications line.

                  The Company's telecommunications cables are produced with different insulators such as polyethylene ("PE"), polyvinyl chloride ("PVC") and foam skin, suitable for different installations and environmental conditions. The Company manufactures telecommunications cable with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wire to 10 to 600 pairs of 0.9 mm-diameter wire.

                  Power Cable

                  The Company produces a range of armored and unarmored low-voltage power transmission cable. Low-voltage power cable, generally considered to be cable with a capacity of 1 to 3.3 kilovolts, is typically used to transmit electricity to and within commercial and residential buildings, as well as to outdoor installations such as street lights, traffic signals and other signs. Armored low-voltage power cable is usually used for public lighting and power transmission running to buildings and installed either above or below ground. Unarmored low-voltage cable is mainly used as lighting and power supply cable inside and outside of buildings. The voltage capacity of the Company's power cables range from 300 volts to one kilovolt.

                  Unarmored cable is composed of one or more cores of copper wire, insulated by substances such as PVC. Armored cable is produced in the same range of configurations as unarmored cable, but with the addition of an outer layer of galvanized steel or iron wires to protect the cable from damage.

                  Enameled Wire

                  The Company also produces several varieties of enameled wire. Enameled wire is copper wire varnished, in an enameling process, by insulating materials. The enameling process makes the wire more resistant to oil, heat, friction and fusion, and therefore suitable for use in machinery and components and sub-components of manufactured goods. The Company manufactures enameled wire in sizes that range from 0.03 mm to 3.00 mm in diameter, varnished by various types of petroleum insulation materials including polyvinal formal, polyurethanea wire and polyester, among others. Enameled wire products are used in the assembly of a wide range of electrical products, including oil-filled transformers, refrigerator motors, telephones, radios, televisions, fan motors, air conditioner compressors and other electric appliances.

                  Electronic Cables

                  The Company produces a wide range of electronic cables and related by-products, which includes high specification telecommunication cables, data-communication cables, security cables, cable assemblies, fiber optic cables, local area network ("LAN") patch-cords products and harness assembly. The products are used in the electronics, building automation, telecommunications and data-communications industries. The customers include government bodies, large construction companies, subcontractors bidding for government contracts and system integrators. These cables are produced by the Sigma-Epan group, which has manufacturing operations in Singapore and Malaysia. In 2003, LAN cable production has also been introduced in NPCDC.

                  Sales of Distributed Products

                  The Company is also a distributor of copper rod and wire and cable products manufactured by PEWC. Since 1986, Sigma Cable has sold as agent on a commission basis or distributed PEWC's copper rod and wire and cable products in Singapore and Australia. The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts) and copper rod, with the vast majority of such sales made in Singapore. The PEWC products sold by the Company do not compete with the Company's manufactured products.

                  SDI Project Engineering Services

                  Based on recent trends of government and private sector expansion and upgrading of residential and commercial buildings and infrastructure projects in Singapore, the Company anticipates demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, the Company has developed its SDI project engineering capability. The SDI project engineering operations supply, deliver and install primarily medium and high voltage cable to power transmission projects in Singapore. After entering into a contract to supply cable for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cable as required by the project.

                  In 2002, Sigma Cable recorded revenue of $31.1 million under project engineering turnkey contracts awarded by Powergrid Pte Ltd. ("Powergrid"), a government-linked corporation that maintains and manages electrical transmission and distribution networks in Singapore. The projects call for the supply and installation of 66kV (kilo-volt) high-voltage power cables along various distinct routes. The Company will continue to tender for future projects.

          4.2.2   MANUFACTURING

                  Copper rod is the base component for most of the Company's products. The manufacturing processes for these products require that the rod be "drawn" and insulated. In the "drawing" process, copper rod is drawn through a series of dies to reduce the copper to a specific diameter. For certain applications, the drawn copper conductor is then plated with tin. Copper used in cable is covered with various insulating materials that are applied in an extrusion process. The insulated wires are then combined, or "cabled" to produce the desired electrical properties and transmission capabilities. Then, depending upon the cable, some form of protective cover is placed over the cabled wires.

                  A summary of the manufacturing process used for the Company's primary wire and cable products is set forth below.

                  Telecommunications Cable

                  Production of telecommunications cable begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called "annealing" in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a PE or PVC compound in one of ten standard colors. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then "twinned" or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wire are then "cabled" or "stranded" into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units are cabled together after stranding to form a round cable core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to "sheath" the cable and, finally, the sheathed cable core is covered by plastic outer coating.

                  Power Cable

                  Unarmored cable. Production of unarmored cable begins by drawing and annealing of copper rods. The drawn copper wires are then stranded or "bunched" into round or sector-shaped conductors in sizes ranging from 1.5 square millimeter to 1000 square millimeters. The copper conductors are then covered in an extrusion process with a plastic insulator such as a PVC, after which 2-5 conductors are twisted into a circular cable core in a cabling process and covered by a plastic outer cover.

                  Armored cable. Armored cable is produced in the same manner as unarmored cable, except that armored cable requires the addition of a helical wrap of galvanized steel or iron wires prior to the application of a final plastic outer cover.

                  Enameled Wire

                  Production of enameled wire begins by drawing the copper rods until they have reached the desired diameter, after which the drawn wires are annealed. The annealed wires are then varnished by one or more types of petroleum-based insulation material. Up to seven coats of varnish are applied, depending upon the intended application of the enameled wire.

          4.2.3   RAW MATERIALS

                  Copper is the principal raw material used by the Company, accounting for approximately 50% to 60% of total cost of sales of products using copper as a conductor. The Company purchases copper at prices based on the average prevailing international spot market prices on The London Metal Exchange (the "LME") for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, an increase in the price of copper will increase the Company's cost of sales. Whether this has a material impact on the Company's operating margins and financial results depends primarily on the Company's ability to pass on these increased costs to its customers. Most sales of Company manufactured products reflect copper prices prevailing at the time the products are ordered.

                  The Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper purchased by the Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes, for a processing fee equal to approximately 7.0% of the copper cathode purchase price. The Company presently relies on the services of two processors in Thailand to process its copper cathodes into copper rods, Thai Metal Processing Co., Ltd. and Thai Copper Rod Co. Ltd., although the Company has a variety of processors from which to obtain these services. In the future, the Company may construct a plant to process copper cathode into copper rods, which may reduce the Company's dependence on subcontractors. Construction of such a facility could also be an additional source of revenues and profit, to the extent that sales are made to unaffiliated parties. Copper rods are drawn into copper wire for the production of telecommunications cable, power cable and enameled wire.

                  In 2002, the Company purchased a total of approximately 70,000 tons of copper rod and cathodes for its manufacturing operations. The aggregate cost of copper materials purchased by the Company in 2002 was approximately $109 million.

                  The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC agreed to supply to the Company on a priority basis its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. PEWC continues to be the principal supplier of copper rods to the Company's operations. Under the Company's copper rod supply arrangements, orders will be placed between eight to ten weeks before the desired delivery date, with prices "pegged" to the average spot price of copper on the LME for the one month prior to delivery plus a premium.

                  The Company purchases copper cathodes, which are subject to a 6.0% import tariff, for use at its Thailand operations in order to avoid the higher import tariff of 10.0% on copper rods. The Company obtains copper cathodes from three major suppliers which import cathodes into the Thai market. These suppliers are Mitsubishi Corporation, Mitsui & Co (Thailand) and Tomen Enterprise (Bangkok) Ltd. The Company has regularly signed one year contracts with each of its copper cathode suppliers pursuant to which the Company agrees to purchase a set quantity of copper cathodes each month. Under the terms of such contracts, the price of copper cathodes is usually "pegged" to the average of the spot price of copper on the LME for the delivery month plus a premium. The Company believes its relationships with its three copper cathode suppliers will allow access to alternative supplies in the event one or more of such suppliers was unable or unwilling to renew a supply contract on terms satisfactory to the Company, although the Company does not anticipate any change in relations in the near term.

                  The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore. The Company has never experienced a material supply interruption or difficulty obtaining sufficient supply of copper rod or cathode.

                  Other raw materials used by the Company include aluminum used as a conductor in power cable and petroleum-based insulation materials such as PE, PVC and jelly compounds for insulating covers on cables and varnishes on enameled wire; aluminum foils for sheathing of communication cable; and galvanized steel wire for the production of armored wire. The Company has not had any difficulty in maintaining adequate supplies of these raw materials and expects to continue to be able to purchase such raw materials at prevailing market prices.

                  The Company is a major user of electric power and has not experienced any problem in obtaining a constant electricity supply in the past. The Company does not maintain any in-house power generating capacity.

                  Other than import tariffs in Thailand, the Company does not face any restriction or control on the purchase or import of its raw materials. The Company may freely choose its suppliers and negotiate the price and quantity of material with its suppliers. The Company formulates consumption plans for raw materials regularly and continually monitors market conditions in respect of the supply, price and quality of raw materials.

          4.2.4   QUALITY CONTROL

                  The Company places a significant emphasis on product quality. The Company has implemented a range of quality control procedures with stringent quality standards under the supervision of a dedicated quality control staff. Quality control procedures are implemented from the raw material to the finished product stages at each of the Company's major production facilities. Raw materials are inspected to ensure they meet the necessary level of quality before production begins. During the manufacturing process, quality control procedures are performed at several stages of production. Upon completion, finished goods are brought to quality control centers set up in the factory for inspection and testing of different electrical and physical properties.

                  Depending on the requirements of its customers, the Company has the capability to manufacture its products to meet a variety of different quality and production standards. These include local standards and certifications, such as the Singapore Institute of Standards and Industrial Research Quality Mark and the Thailand Industrial Standard, as well as other standards including the National Electrical Manufacturers Association Standard, the British Standard, the Japan Industrial Standard and Underwriters Laboratories Inc. Standard, as applicable.

                  All the major companies in the group have attained International Standards Organization ("ISO") 9002 international standards for quality management and assurance standards in the manufacture of electric wire and cable. In September 1994, Sigma Cable received an ISO 9002 certificate from the Singapore Institute of Standards and Industrial Research. Charoong Thai received its ISO 9002 certification in September 1996. Siam Pacific and Pacific Thai, the Company's two major subsidiaries in Thailand, both achieved ISO 9002 certification in May 1997. The certifications mean that the companies have in place quality assurance systems and the capability to consistently manufacture products of quality.

          4.2.5   SALES AND MARKETING

                  The Company's telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company is exported to take advantage of Pacific Thai's tax status exempting it from paying import duties on raw materials used in the manufacture of export product. The following table sets forth the Company's sales revenues by geographic area for the periods indicated together with their respective percentage share of total sales revenue for such periods:

                                                Year ended December 31,
                             -------------------------------------------------------------
                                    2000                  2001                  2002
                             -------------------------------------------------------------
                                $           %         $           %          $        %
                             -------------------------------------------------------------
                                                        ($ in thousands)
                             -------------------------------------------------------------
Manufactured Products:
Thailand                      61,278      31.9      47,225      23.9      79,246      32.8
Singapore                     19,071       9.9      15,804       8.0      16,637       6.9
Australia                     10,134       5.3      11,009       5.6      13,961       5.8
China                         35,910      18.7      46,838      23.7      46,095      19.1
Myanmar                        1,796       0.9         591       0.3        --      --
Export                        31,827      16.6      27,551      14.0      29,803      12.4
                             -------     -----     -------     -----     -------     -----
Total                        160,016      83.3     149,018      75.5     185,742      77.0
Distributed Products(1)       26,721      13.9      33,325      16.9      24,303      10.1
SDI Project
  Engineering(2)               5,457       2.8      14,968       7.6      31,134      12.9
                             -------     -----     -------     -----     -------     -----
Total net sales              192,194     100.0     197,311     100.0     241,179     100.0
                             -------     -----     -------     -----     -------     -----

(1)  Distributed Products are largely sold in Singapore.
(2)  All SDI Project Engineering is supplied in Singapore.

                  Sales within Thailand and Singapore are made directly by the sales department of the Company's local subsidiaries in accordance with terms and pricing set by the local subsidiaries. The local subsidiaries are also responsible for sales planning, marketing strategy and customer liaison. The Company's sales staff is knowledgeable about the Company's products and frequently must render technical assistance, consulting services and repair and maintenance services to the Company's customers. In order to ensure quality service and maintain sensitivity to market conditions, the Company does not conduct sales through independent sales agents on a commission basis but uses its own sales employees located at the operating subsidiaries.

                  As copper constitutes the costliest component of the Company's wire and cable products, the price of the Company's products depends primarily upon the price of copper. In order to minimize the risk of copper price fluctuations, the Company attempts to "peg" the prices of its products to the prevailing market price of copper. In certain circumstances, however, the Company remains affected, to a degree, by fluctuations in the price of copper. The price of telecommunications cable sold for use in public projects in Thailand, for example, is determined semi-annually and is based upon the average spot market price of copper on the LME during the six-month period commencing each January 1 and July 1 prior to the month of purchase. Thus, a recent rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.

                  Payment methods for the Company's products vary with markets and customers. The majority of sales by the Company of its manufactured products require payment within 90 days, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with the distribution of medium and high voltage power cable manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% to be paid within one year. In connection with the purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither the Company nor its local subsidiaries offer financing for purchases of the Company's products. The Company sells its products in the local currency of the country of sale. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

                  Products are marketed under the respective names of each company. For instance, products manufactured by Siam Pacific are marketed under the "Siam Pacific" and "PTEWC" brands, both registered trademarks in Thailand; products manufactured by Sigma Cable are sold under the "Sigma Cable" brand.

                  Thailand

                  The Company produces and sells telecommunications cable, enameled wire and power cable in Thailand. Sales of telecommunications cables, the Company's leading product in Thailand, are conducted either by tender for participation in large scale TOT telecommunications projects, or directly to subcontractors of TT&T and TelecomAsia, the two private telephone line contractors which would be licensed by TOT with regard to particular projects. Power cable (and a limited quantity of telecommunications cable) is generally sold to construction firms or contractors for use in infrastructure, commercial and residential construction projects. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances. Enameled wire purchasers tend to be smaller businesses than those that purchase telecommunications and power cable. A small quantity of power and telecommunications cable and enameled wire is sold to general electrical products supply companies which then resell to end users.

                  Singapore

                  The Company produces and sells low voltage power cable in Singapore. In addition, the Company sells copper rod and a wide range of wire and cable products produced by PEWC. Power cables manufactured by the Company and PEWC are primarily sold to PowerGrid, a quasi-public entity responsible for power delivery in Singapore, and to a large number of private contractors and construction firms. The Company also offers project engineering services for the SDI of medium and high voltage power cable to power transmission projects in Singapore.

                  Sales of Company manufactured products in 2002 accounted for 24.9% of the Company's net sales in Singapore; sales of Distributed Products accounted for 32.9% with the remaining 42.2% comprised of SDI project engineering services. In 2002, sales to PowerGrid alone accounted for approximately 55.5% of the Company's total sales in Singapore and 17.0% of the Company's total aggregate sales. Additionally, sales of SDI project engineering services to Powergrid in 2002 accounted for all of the Company's SDI sales. Approximately 22.4% of the sales to PowerGrid in 2002 were sales of Distributed Products, which sales have a low profit margin. Such sales are not made under a continuing contract, but pursuant to purchase orders placed from time to time with the Company by PowerGrid. Although PowerGrid is an important customer of the Company, neither the loss of Distributed Product sales to PowerGrid, nor the loss of manufactured product sales to PowerGrid, which the Company expects would be replaced by sales to other customers, would likely have a material adverse effect on the Company's results of operations. Although the Company does not believe that it could easily replace its SDI sales to Powergrid by sales to other customers, SDI sales presently account for only 13% of the Company's sales.

                  Exports

                  The Company's main export markets are Hong Kong, Brunei, Pakistan, China and Indonesia. Export sales are conducted by local agents or distributors of the Company in accordance with terms and prices negotiated between the local agent and the Company at the time of sale. In Thailand, the Company's principal export is enameled wire. In Singapore, the Company's principal export is power cable. The Company does not actively pursue an export business in Singapore, but benefits from Singapore's position as a trading center and makes export sales in response to buyer inquiries and solicitations. In Thailand, the Company has concentrated on promoting export sales for its enameled wire products and because of the decline in demand in the Thai market, the Company is seeking to expand its exports from Thailand of other products. In 2002, total export sales accounted for 12.4% of net sales.

          4.2.6   COMPETITION

                  The wire and cable industry in the Asia Pacific region is highly competitive. The Company's competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of the Company's markets have substantially greater manufacturing, sales, research and financial resources than the Company. The Company and other wire and cable producers increasingly compete on the basis of product quality and performance, reliability of supply, customer service and price. To the extent that one or more of the Company's competitors is more successful with respect to the primary competitive factors, the Company's business could be adversely affected.

                  Thailand

                  The wire and cable industry in Thailand is highly competitive. In its various product lines, the Company competes with a total of approximately 30 local wire and cable manufacturers and, to a lesser extent, with foreign producers for sales in Thailand of telecommunications cable, power cable and enameled wire. Siam Pacific and Charoong Thai are two of the five largest wire and cable producers in Thailand and their principal competitors are the three other largest producers in Thailand. These five largest producers are the only producers of telecommunications cable approved by the Thai Industrial Standards Institute and, therefore, the only cable producers whose products may be used in government-commissioned projects. Stringent governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers. The Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.

                  Singapore

                  The Company principally competes with four other major wire and cable manufacturers in Singapore. Although the Company believes it is the largest manufacturer of 1ow voltage power cable in Singapore, it experiences significant competition from other local producers.

                  There are no tariff or other barriers against foreign competition in the local Singapore market and potential competitors are free to enter the industry. However, because of high capital costs, the Company believes it is unlikely that there will be new domestic entrants to the wire and cable industry in Singapore in the near future.

                  Australia

                  Currently, there are two major wire and cable producers in
Australia: Olex Cables (owned by Pacific Dunlop) and Pirelli Cables, which acquired the construction cable and power cable business of Metal Manufacturers Cables, formerly a major wire and cable producer in Australia, in 1999. APEC's principal competitors are Olex Cables and Pirelli Cables. With the April 1998 closing of the Olex Cables plant in Queensland in order to concentrate operations in the states of New South Wales and Victoria in Australia, APEC became the only cable producer in Queensland and therefore expects to have a pricing advantage over other competitors importing into Queensland. APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne and Perth in order to attract and service the customers in those regions.

                  China

                  Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to manufacturers in Shanghai. It faces competition principally from overseas imports and manufacturer's from other provinces.

                  NPCDC anticipates significant competition in selling telecommunications cable in eastern China. Several established producers of telecommunications cable exist in Zhejiang province, including one of similar size to NPCDC in Ningbo, the city the company plant is located. Due to keen market competition in the regional China market, NPCDC is looking towards export of its telecommunication cables to countries such as Singapore. NPCDC has recently also installed production machines for the manufacture LAN cables for the local China market with the objective of diversifying its product range.

                  Other Markets

                  In 2001, the Company exported approximately 23.7% of its products manufactured in Singapore and Thailand. These products are principally sold through independent suppliers in competition with domestic and foreign manufacturers.

          4.2.7   REGIONAL CONSIDERATIONS

                  Since the Asian currency and financial crisis which began in mid-1997, confidence has gradually returned to countries in the Asia Pacific region. The financial and currency markets have significantly stabilized with financial and economic reforms instituted by the local governments with assistance from the International Monetary Fund (IMF). By the end of 1998 and in 1999, regional currencies had significantly stabilized in value relative to the U.S. dollar. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, causing the Thai Baht to weaken further. In 2002, the Thai Baht strengthened from an exchange rate of Baht 44.24 to the U.S. Dollar at the beginning of 2002 to Baht 43.20 to the U.S. Dollar at the end of 2002.

                  Thailand

                  A substantial portion of the Company's Thai operations, which accounted for approximately 44.5% of the Company's net sales in 2002, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company's Thai operations depends in part on the general state of the Thai economy. For several years until late 1996, the wire and cable industry and the Company benefited from continued increases in Thailand's gross domestic product ("GDP") and the many infrastructure projects implemented by the Thai government. Since the impact of the financial and economic crisis in 1997, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

                  Economic growth in 2002 has increased to 5.2% from 1.9% growth recorded in 2001 as a result of government stimulus programs, increased domestic consumption and robust exports in the second half of 2002. Thailand's exports, a key driver of the economy, rose 5.0% in 2002, against a 6.9% decline in 2001. The World Bank has projected Thai economic growth in 2003 to be approximately 4.5% followed by 5.0% in 2004.

                  Telecommunications

                  Sales of the Company's products in Thailand have depended to a significant degree on the substantial investment in and development of the telecommunications sector by the Thai government. In particular, the Company's sales of manufactured products are affected by the dollar value of contracts awarded by the government for telecommunications and other infrastructure projects.

                  Historically, control of the telecommunications sector in Thailand, including the right to grant concessions for the installation and operation of telecommunications services, has rested with state owned enterprises. There are currently three public agencies responsible for communications in Thailand: the Telephone Organization of Thailand ("TOT"), which controls domestic telephone service, the Communications Authority of Thailand ("CAT"), which handles postal and international telephone service, and the Post and Telegraph Department, which controls and regulates the use of frequencies for radio communication stations and satellite communication networks. Telecommunications services in Thailand have traditionally been developed and expanded through grants by TOT and CAT of concessions to private operators to install and operate telecom projects on a build-transfer-operate basis, where the government enterprise involved would maintain control over the award of the concession and receive a profit share from the operations of the project.

                  Power

                  In past years, until the economic and financial crisis in Asia which began in 1997, economic growth in Thailand stimulated rapid growth in the demand for electric power, and annual rates of growth in electricity demand outpaced annual economic growth rates. Despite the rapid growth in electricity demand, electricity consumption in Thailand remains low by international standards. The Electricity Generating Authority of Thailand ("EGAT") has estimated that aggregate country-wide consumption will increase from approximately 13,600 MW in 1996 to approximately 26,300 MW by 2006. The Company believes that, in the medium to longer term, there will be an increased demand for power supply which will lead to increased demand for the Company's power cable products from both developers of power production facilities and contractors installing power supply lines.

                  Singapore

                  The Singapore economy grew by approximately 2.3% in 2002 compared to a contraction of 2.0% in 2001. The weak global electronic sector, weak US consumer demand and the slow world economy in 2002 all contributed to the slow growth in Singapore's GDP. The World Bank has projected Singapore economic growth in 2003 to be approximately 1.7% and followed by 4.9% in 2004.

                  The Singapore government has established targets to increase the population from the current 3.2 million to approximately 4 million by the end of 2010. This planned growth in population, plus the decline in average household size from 4.2 persons per household in 1990 to 3.4 persons in 2000, is expected to result in an increase in demand for residential property and construction.

                  China

                  The economy of China differs from that of most developed free-market economies in a number of respects, including structure, degree of government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. The economy of China is a planned economy subject to one-, five- and ten-year plans adopted by central PRC government authorities and implemented, to a large extent, by provincial and local authorities under the supervision of the State Development Planning Commission. These plans set out production and development targets for state enterprises. Although the majority of productive assets in China are still owned by the PRC government, more recently the PRC government has implemented economic reform measures which emphasize decentralization, utilization of market forces and the development of foreign investment projects, of which NPCDC, SPFO and Shanghai Yayang are examples.

                  For information regarding a government restructuring plan to abolish fifteen ministries, including the PRC Ministry of Post and Telecommunications (the "MPT"), approved by the National People's Congress, see
Section 3.3.6 "Risks Relating to China."

                  The Chinese economy is estimated to have expanded by 8.0% in 2002 (2001: 7.3%) as a result of fiscal stimulus and robust external demand. Exports and imports continue to surge. Fixed-asset investment, a crucial component of China's economic growth, rose during the period partly as a result of increased public expenditure on infrastructure projects and technology upgrades of state-owned entities. The World Bank has projected China economic growth in 2003 and 2004 to be approximately 7.2% each year.

     4.3  ORGANIZATIONAL STRUCTURE

         Thailand

         The Company's Thai operations are conducted by Siam Pacific, which produces telecommunications cable, power cable and enameled wire for the domestic market, Pacific Thai, a specialized producer of enameled wire for the export market and Charoong Thai, which manufactures power telecommunications cables and, through its subsidiaries, provides telecommunication and network services. As at December 31, 2002, the Company owns effective 63.87% interests in Siam Pacific, Pacific Thai and Charoong Thai.

         Siam Pacific was established in 1989 as a joint venture between PEWC and Ital-Thai, which is the largest diversified construction company in Thailand and is principally engaged in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand. Capitalizing on PEWC's wire and cable manufacturing expertise and Ital-Thai's significant presence in the local market, the Company was able to establish its presence in this market and gain knowledge of business opportunities in Thailand.

         Pacific Thai was established in 1989 and is a wholly owned subsidiary of Siam Pacific. Pacific Thai produces enameled wire for export only and has a special tax status which exempts it from import duties on raw materials used in export manufacturing. This special tax status must be renewed each year.

         Charoong Thai is a public company listed on the Stock Exchange of Thailand ("SET"). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase an amount of additional shares equal to its pro rata share of the additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue those additional shares, the Company may decide not to exercise this right in which case the Company's interest may be diluted.

         Siam Pacific and Charoong Thai are two of the five largest telecommunications and power cable and wire manufacturers in Thailand and are two of the five government-approved suppliers of telecommunications cable for major public telecommunications projects.

         As part of its restructuring plan, the Company has merged its Thai operations, which has generated cost savings while improving overall efficiency. The Company believes the synergistic effect of merging these operations will produce significantly reduced overhead and will centralize decision making and resource allocation for the Thai operations. See Section 4.1.2 "Recent Developments".

         The transaction was completed on July 2, 2002 when Charoong Thai issued 177,500,000 new shares at Baht 5 per share, representing 49.92% of its enlarged base of 355,660,000 paid-up shares. The new shares were exchanged for Siam Pacific's shares at a swap ratio of 1 Siam Pacific share for every 26.5 of Charoong Thai's newly issued shares. Immediately after the completion of this transaction, the shareholders of the new enlarged Charoong Thai company comprised of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%). The rest of the shares are publicly traded on the SET. See 4.1.3 "Recent Developments".

         Singapore

         The Company's Singapore operations are conducted primarily through its 98.2%-owned subsidiary Sigma Cable. The Company believes that Sigma Cable is the largest producer of low voltage power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is also the exclusive distributor in Singapore of copper rod and medium and high voltage wire and cable manufactured by PEWC.

         Sigma Cable also has project engineering operations in Singapore to supply, deliver and install ("SDI") primarily medium and high voltage cable to power transmission projects. While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary. The Company anticipates that there will be increasing demand for medium and high voltage power cable and related turnkey installation projects in Singapore.

         In 1998 the Company acquired a 60.0% interest in Sigma-Epan, a primarily Singapore-based group of companies, which manufacture specialty cables and assemble cable harnesses for the electronics, computer, building automation, audio and communication industries. The Company bought over the remaining 40% interest in the Sigma-Epan in 2001. Sigma-Epan has manufacturing operations in Singapore and Malaysia. It achieved ISO 9002 certification for its quality management system in 1990. Its customers are largely multinational original equipment manufacturers and its export markets include Malaysia, the Philippines, Indonesia, Thailand, Australia, New Zealand, China and the USA.

         Australia

         The Company has an effective 98.5% ownership interest in APEC, an Australian wire and cable distributor, which commenced operations at its power cable manufacturing facility in Queensland near Brisbane, Australia in 1997. The new facility produces low voltage power cable with a targeted production capacity of 2,000 tons per year.

         APEC has historically sold its production output to distributors and major wholesalers that have been primarily dependent upon imports from other countries. In 1998, it established a sales office with warehousing facilities in Sydney, New South Wales to attract and service customers in this region of Australia. In 2000, it established another sales office with warehousing facilities in Melbourne, Victoria. In 2002, a sales office in Perth was established. APEC bids for supply contracts in state and national power development projects in Australia.

         China

         In October 1997, the Company exercised its option to purchase from a subsidiary of Charoong Thai a 70.0% interest in NPCDC, for a consideration of $5.5 million. NPCDC manufactures a range of telecommunications cable in Yinjiang Town, Zhejiang Province, China. NPCDC began commercial production of high quality telecommunications cable in December 1996. Total production capacity of the NPCDC operations is approximately 800,000 pkm per year. NPCDC currently obtains all of its copper rod requirements from PEWC through a licensed Chinese importer.

         NPCDC's primary customers are the government owned post and telecommunication bureaus in eastern China and major subcontractors bidding for government contracts. While NPCDC will enjoy normal management control over its production process and output, the prices it will receive for its telecommunications cable will be determined by the government.

         The term of the NPCDC joint venture is 50 years commencing from December 31, 1993, the date the joint venture received its business license. The joint venture may be terminated early with the consent of all the joint venture partners or following a serious breach by one of the joint venture partners of the terms of the joint venture contract. The joint venture partners will share future profits in proportion to their equity interests in the joint venture.

         The Company also has a 62.39% effective interest in Shanghai Yayang, a company in Shanghai, China. Shanghai Yayang is a joint venture company manufacturing enameled wire which was formed in 1998. The other party to the joint venture is South-West Power Cable in Chengdu Province. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

         SPFO is a joint venture company in Yanguu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a 51% interest in SPFO with the remaining interest owned by the joint-venture partner, Shandong Yanggu Cable Company, an established manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China. The Company has invested a total of $2.5 million in SPFO.

         On June 30, 2001, the Company invested approximately $1.2 million for a 25.0% interest in an existing profitable company Shandong Rubber Cable Company, Ltd. ("SRC"), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu. The investment was in the form of machinery transfer and cash.

         On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $3.0 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Production is tentatively scheduled to commence in 2004 with initial production of 900,000km of optic fibers annually. The actual commencement of operations will depend on the assessment of market conditions. The company plans to operate two optic fiber drawing towers and four production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. and other external buyers. The Company believes that the market for optic fiber and fiber optic cable remains promising in China in the long term.

         On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. ("PEWS") from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. As a result of this new issue, PEWC's holding in the Company increased from 68.3% to 75.4%. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2002.

         Myanmar

         In February 1999, the Company commenced operations in Myanmar Sigma Cable Co., Ltd. ("Myanmar Sigma") a joint venture company in Yangoon, Myanmar formed between Sigma Cable and a local partner, Stellar Myanmar Co., Ltd. ("Stellar Myanmar"). The Company invested approximately $1.6 million through its subsidiary Sigma Cable, giving the company an effective 80% interest in Myanmar Sigma. The investment was made in compliance with United States government restrictions on investments in Myanmar by certain United States companies, citizens and residents.

         Due to the continued operating losses and political instability in Myanmar in 2000, management decided to cease operations in that country. In this regard, management evaluated the recoverable amount of the assets in Myanmar Sigma and estimated an impairment loss of $1.4 million, which was recognized as an expense in the statement of operations in 2000. On August 31, 2001, a contract was signed to sell the factory, machinery and equipment at consideration of $3.5 million. The plant has been incurring losses since the start of operations. The closure of the subsidiary has reduced losses and operating expenses for the Company.

     4.4  PROPERTY, PLANT AND EQUIPMENT

         The Company's manufactured products are produced at facilities on premises owned or leased by Siam Pacific, Pacific Thai, Charoong Thai, Sigma Cable, Sigma-Epan, APEC, NPCDC, Shanghai Yayang, SPFO and PEWS.

         Siam Pacific owns a 5.2 acre production facility near Bangkok, Thailand, located on a 26.9 acre site that it also owns. The production facility is mortgaged to Bangkok Bank as security for a $9.0 million line of credit. Pacific Thai operates a separate 92,800 square meter production facility located at the same site which it leases from Siam Pacific.

         Charoong Thai owns a 24.7 acre production facility in Chachoengsao province, near Bangkok, Thailand. The production facility is located on a 57.9 acre site which Charoong Thai also owns. Neither the production facility nor the land are mortgaged.

         Sigma Cable operates at a new production facility on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation ("JTC") for 30 years from September 16, 2000 to September 16, 2030. JTC is a government-linked corporation and is Singapore's largest industrial landlord.

         Sigma-Epan leased an office space from Sigma Cable in Singapore and two factory units in Johore Bahru and Penang, both in Malaysia.

         APEC owns a manufacturing facility in Brisbane, Australia, which is mortgaged to Westpac Banking Corporation of Australia as security for a $4.0 million bank loan.

         NPCDC operates on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China. The factory area is 3.3 acres. A leasehold right of industrial land use for the land has been granted for 50 years.

         Shanghai Yayang operates a factory, partially mortgaged to a finance company, located in an area of approximately 5,000 square meters in a industrial district in Fengxian, Shanghai.

         SPFO operates in a purpose-built factory building on a leasehold state-owned land in Yanggu, Shandong Province, China.

         PEWS operates on 36,000 square meters of state-owned land with built-up area 20,367 square meters in Long Gang, Shenzhen Province, China. A leasehold right of industrial land use for the land has been granted for 50 years. The facility is mortgaged to Agricultural Bank of China as security for a Rmb 14 million bank loan made in 2003.

         The Company's primary facilities are briefly described below:

Location                   Company             Products
--------                   -------             --------
Bangkok, Thailand          Siam Pacific        Telecommunications cable, power cable,
                                               enameled wire
Bangkok, Thailand          Pacific Thai        Enameled wire
Bangkok, Thailand          Charoong Thai       Telecommunications cable, power cable
Ningbo, China              NPCDC               Telecommunications cable
Shanghai, China            Shanghai Yayang     Enameled wire
Yanggu, China              SPFO                Fiber optic cable
Shenzhen, China            PEWS                Enameled wire
Singapore                  Sigma Cable         Power cable, SDI project engineering,
                                               distributed products
Singapore and Malaysia     Sigma-Epan          Electronic cable
Brisbane, Australia        APEC                Power cable

         All of the Company's facilities in Bangkok, Singapore, Brisbane and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this annual report.

     5.1  DISCLOSURES OF CRITICAL ACCOUNTING POLICIES

         Management's discussion and analysis of financial condition and results of operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgements. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

         Inventories

         Inventories are valued at the lower of cost or market value. Cost is determined using the first-in, first-out or weighted average method. In assessing the ultimate realization of inventories, we are required to make judgments as to future market requirements compared with current inventory levels. Revisions to our allowance for inventories may be required if actual market requirements differ from our estimates.

         Carrying values

         Valuations are required under accounting principles generally accepted in the United States to determine the carrying value of various assets. Our most significant assets that require management to prepare or obtain valuations are goodwill and deferred income taxes. Management must identify whether events have occurred that may impact the carrying value of these assets and make assumptions regarding future events, such as profitability. Differences between the assumptions used to prepare these valuations and actual results could materially impact the carrying amount of these assets and net earnings.

         Investments

         A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to earnings. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

         Revenue recognition

         A portion of our revenue is generated from installation activities which is recognized using the percentage-of-completion method. Recognized revenues and profit are subject to revisions as the activity progresses to completion.

         Bad Debt

         The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the

Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

         Impairment of Long-Lived Assets

         We evaluate the carrying value of our long-lived assets, consisting primarily of property plant and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In 2002, the Company recorded impairment charges of $1.6 million related to the impairment of certain property, plant and equipment of Ningbo.

         These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. Changes in these estimates could have a material adverse effect on the assessment of our long-lived assets.

         New Standards to be Implemented

         In June 2001, the FASB issued FASB Statement No. 143, "Accounting for Asset Retirement Obligations." The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. The Company will adopt the standard effective January 1, 2003. The Company is reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

         In June 2002, the FASB issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146"). This statement supercedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability was recognized at the date an entity committed to an exit plan. Statement 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of Statement 146 will be effective for any exit and disposal activities initiated after December 31, 2002. Its adoption is not expected to have a material effect on the financial statements.

         In November 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes. Management is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial position.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is reviewing the provisions of FIN 45 relating to the initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002, but does not expect the adoption to have a material impact on the financial statements.

     5.2  SUMMARIZED INCOME STATEMENT

         This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and notes thereto (the "Financial Statements") presented in Item 18 of this Annual Report.

         The following table sets forth a summary statement of income for the periods indicated:

         (See chart on following page.)

                                                 Year ended December 31,
                                         (US$ in thousands, except percentages)
                                             2000          2001          2002
                                       ----------------------------------------
                                         (Restated)   (Restated)
Net Sales:
Manufactured products:
Telecommunications wire and cable        $  32,486     $  36,606     $  35,619
Power cable                                 49,104        41,782        58,710
Enameled wire                               68,349        65,240        86,635
Electronic cable                            10,077         5,390         4,778
                                           -------       -------       -------
Total manufactured products                160,016       149,018       185,742
SDI project engineering                      5,457        14,968        31,134
Distributed Products                        26,721        33,325        24,303
                                           -------       -------       -------
Total net sales                            192,194       197,311       241,179
                                           =======       =======       =======
Gross profit:
Manufactured products:
Telecommunications wire and cable            3,279         6,593         9,588
Power cable                                  5,277         6,548        13,466
Enameled wire                                7,509         6,578        11,887
Electronic cable                             1,085           635           252
                                           -------       -------       -------
Total manufactured products                 17,150        20,354        35,193
SDI project engineering                       (346)       (1,119)         (787)
Distributed Products                           407           724           338
                                           -------       -------       -------
Total gross profit                          17,211        19,959        34,744
                                           =======       =======       =======
Gross profit margin:
Manufactured products:
Telecommunications wire and cable             10.1%         18.0%         26.9%
Power cable                                   10.7%         15.7%         22.9%
Enameled wire                                 11.0%         10.1%         13.7%
Electronic cable                              10.8%         11.8%          5.3%
                                           -------       -------       -------
Total manufactured products                   10.7%         13.7%         18.9%
SDI Project engineering                       -6.3%         -7.5%         -2.5%
Distributed Products                           1.5%          2.2%          1.4%
                                           -------       -------       -------
Total gross margin                             9.0%         10.1%         14.4%
                                           =======       =======       =======

     5.3  OPERATING RESULTS

          5.3.1 YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001
                  -----------------------------------------------------

                  General

                  Results of operations are determined primarily by our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for approximately 50% to 60% of the cost of sales.

                  In order to minimize the impact of copper price fluctuations, we attempt to "peg" the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible. In certain circumstances, however, we remain affected by fluctuations in the price of copper. For example, the price of telecommunications cable sold for use in public projects in Thailand is determined semi-annually and is based upon the average spot market price of copper on the LME during the six-month period commencing on January 1 and July 1 prior to the month of order. Thus, a recent rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.

                  During 2002, the prices of copper had stabilized significantly compared to the fluctuations seen in 2001. The monthly average copper prices in 2002 moved within the band of $1,470 to $1,650 per metric ton. Average copper prices per metric ton have decreased by marginally by 1.1% from $1,578 in 2001 to $1,560 in 2002. The lower cost of copper resulted in higher gross profit margins for our products in 2002 than in previous years. Gross profit margins for manufactured products in 2002 were on average at 18.9% compared to 13.7% in 2001.

                  Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2002, 2001 and 2000 copper prices are as follows:

                                             2002       2001     2000
                                            ------    ------    ------
Average LME copper price ($/Ton)    1Q      $1,557    $1,764    $1,795
                                    2Q       1,611     1,652     1,739
                                    3Q       1,516     1,472     1,872
                                    4Q       1,554     1,426     1,848
                                            ------    ------    ------
                                    Year     1,560     1,578     1,814
                                            ======    ======    ======

                  The estimated rates of year 2002 GDP growth for Thailand, Singapore and China were 5.2%, 2.3% and 8.0% respectively. The 2001 GDP growth rates for Thailand, Singapore and China were 1.9%, -2.0% and 7.3% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We are beginning to see the return of growth in these industrial sectors following the recovery in the general economies of the respective countries and increases in governments' budget spending on infrastructure. The wire and cable industry has improved in 2002 with higher selling prices and sales margins.

                  On March 22, 2002, the Company purchased 100% of PEWC's interest in CCH and its wholly-owned subsidiary, PEWS, resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 common shares. Since the entities were under common control, the merger has been accounted for at historical cost in a manner similar to pooling-of-interests and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of both entities.

                  The results of operations previously reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

         (In thousands of US$)                                  Years ended December 31,
                                                                2000                 2001
         Net sales:
           Asia Pacific Wire & Cable Corporation
            Limited and subsidiaries                        $165,397             $170,689
           CCH and PEWS                                       26,797               26,622
                                                            --------             --------
                                                             192,194              197,311
                                                            ========             ========
         Net income(loss):
           Asia Pacific Wire & Cable Corporation
            Limited and subsidiaries                         $(5,143)             $(1,283)
           CCH and PEWS                                        1,703                1,374
                                                            --------             --------
                                                              (3,440)                  91
                                                            ========             ========

                  The Company showed improved results in 2002 compared to 2001. Net sales and gross profit have increased by 22.2% and 74.1%, respectively. Gross profit margins have also increased from 10.1% in 2001 to 14.4% in 2002 due to improved selling prices for telecommunication cable and power cable, and the lower cost of copper. Selling, general and administrative expenses have increased due to expanded group operations and additional provision for accounts receivables. Despite recording impairment loss on NPCDC telecommunication cable machinery of $1.5 million in 2002, income from operations has increased from $3.8 million in 2001 to $13.9 million 2002.

                  Our net results were affected by net interest expenses, share of loss of equity investees, gain on sale of investment, and income taxes charges. Net interest expenses have decreased by 52.8% due to decreased borrowings. The share of loss of equity investees in 2002 consists primarily of the share of loss in Newcall Group Limited ("NGL") and Loxley Pacific Co., Ltd. ("Lox Pac"). Gain on share issuance by subsidiaries and affiliates arose from the issuance of shares by Charoong Thai, Shanghai Yayang and Lox Pac. Gain on sale of investment in 2001 arose from the sale of Charoong Thai warrants; while the net gain on sale of investment in 2002 arose primarily from the disposal of our investment in Charoong Thai. In 2001, $0.7 million of the valuation allowance on the deferred tax asset of Charoong Thai was written back as the company had demonstrated profitability in 2001. In 2002, our income tax charge increased primarily due to increased profitability of our Thai operations. Net income improved from $91,000 in 2001 to $4.8 million in 2002.

                  Net Sales

                  Net sales for 2002 amounted to $241.2 million, representing an increase of $43.9 million, or 22.2%, against 2001 sales of $197.3 million. Sales in telecommunications cable decreased marginally by 2.7% partly due to a fall in copper prices. Sales in power cable increased by 40.5% reflecting increased power cable infrastructure spending by the Thai government and improved prices in Australia. Sales in enameled wire increased by 32.8% reflecting strong demand from the electrical product manufacturing sector especially in China.

                  Sales of Distributed Products decreased 27.1% in 2002 compared to 2001 due to decreased demand from the Singapore government. Revenue from the SDI project engineering in Singapore increased by 108.0% due to Sigma Cable securing larger tender projects from Powergrid.

                  The following shows the percentage share in net sales of the respective operations with respect to our total sales in 2002.

                                             Manufactured         All products
                                             products only        and services
                      Thailand                   57.7%               44.5%
                      Singapore                  10.0%               30.6%
                      Australia                   7.5%                5.8%
                      China                      24.8%               19.1%
                                                -----               -----
                      Total                     100.0%              100.0%
                                                =====               =====

                  In 2002, Sigma Cable recorded revenue of $31.1 million under project engineering turnkey contracts awarded by Powergrid. The projects call for the supply and installation of 66kV (kilo-volt) high-voltage power cables along various distinct routes. The Company will continue to tender for future projects.

                  Gross Profit

                  Gross profit for 2002 was $34.7 million, representing an increase of 73.5% compared to $20.0 million for 2001. Gross profit contributed by sales of manufactured products was $36.5 million in 2002 compared to $21.6 million in 2001, representing an increase of 69.2%.

                  Gross profit margins for manufactured products increased from 14.5% in 2001 to 19.6% in 2002. Gross profit margins increased in all categories of products except for electronic cable and Distributed Products. Gross profit increased as a result of better selling prices for telecommunication cable, power cable and enameled wire, and lower production costs due to weaker copper prices and higher production volumes.

                  Operating Profit

                  Selling, general and administrative expenses have increased due to expanded group operations and additional provision for accounts receivables. In 2001, goodwill related to Sigma-Epan of $0.5 million was written off as the Company decided that it would be prudent to provide for a write-down of its carrying value in view of its poor performance. In 2002, impairment loss on NPC telecommunication machinery of $1.5 million was taken up in view of the weak copper telecommunication cable industry in the China region and dim prospects of future sales in this product. With higher gross profit in 2002, income from operations increased by 357.2% from $3.8 million in 2001 to $13.7 million 2002.

                  Loss from Investees

                  In 2001 and 2002, investee loss related to that of Lox Pac, Thai Professional, SPHC and NGL. The share of loss of equity investees in 2001 consists primarily of the share of loss in NGL, which includes provision for advances made to NGL. The share of loss of equity investees in 2002 consists primarily of the share of loss in NGL, Thai Professional and Lox Pac. The loss is in part due to the impairment of investment in Lox Pac of $2.5 million.

                  Gain on Share Issuance by Subsidiaries and Affiliates

                  In 2002, the issuance of new shares by Charoong Thai, Shanghai Yayang and Lox Pac contributed to the $1.0 million net gain on share issuance by subsidiaries and affiliates. No such gain was recorded in 2001.

                  Gain on Sale of Investment

                  In 2001, we disposed of certain Charoong Thai warrants and achieved a gain on sale of investment of $0.7 million. In 2002, the deemed disposal of our investment in Charoong Thai contributed to the $0.5 million gain on sale of investment.

                  Exchange Loss

                  In July 1997, the floatation of the Thai Baht caused the currency to fall in value against the U.S. Dollar and triggered declines in other regional currencies, such as the Singapore Dollar and Australian Dollar. The Thai Baht generally appreciated against the U.S. Dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. Since then, the Thai Baht has remained relatively stable. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2002, based on Noon Buying Rate, were as follows:

                                                   December 31,     December 31,
         Foreign currency to US$1:                     2002             2001
                                                   ------------     -----------
             Thai Baht                                43.20            44.25
             Singapore $                               1.74             1.85
             Australian $                              1.78             1.95
             Chinese Rmb                               8.28             8.28

                  Based on the above rates, the revaluation of assets and liabilities denominated in U.S. Dollars or other foreign currencies in the companies resulted in small exchange differences in both 2001 and 2002.

                  We use Thai Baht forward foreign exchange contracts to reduce our exposure to foreign currency risks for liabilities denominated in foreign currencies. A forward foreign exchange contract obligates us and our subsidiaries to exchange predetermined amounts of specified foreign exchange currencies at specified exchange rates or to make an equivalent U.S. Dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on forward foreign exchange contracts are included in operations as foreign exchange gains or losses.

                  Income Taxes

                   In 2001, $0.7 million of the valuation allowance on the deferred tax asset of Charoong Thai was written back as the company had demonstrated profitability in 2001. In 2002, our income taxes charge increased primarily due to increased profitability of our Thai operations.

          5.3.2 YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000
                  ------------------------------------------------------

                  General

                  Results of operations are determined primarily by our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for approximately 50% to 60% of the cost of sales.

                  In order to minimize the impact of copper price fluctuations, we attempt to "peg" the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible. In certain circumstances, however, we remain affected by fluctuations in the price of copper. For example, the price of telecommunications cable sold for use in public projects in Thailand is determined semi-annually and is based upon the average spot market price of copper on the LME during the six-month period commencing on January 1 and July 1 prior to the month of order. Thus, a recent rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.

                  During 2001, the price of copper had a significant impact on our revenues and profits. Copper prices have generally decreased during 2001. Average copper prices per metric ton have decreased by 13.0% from $1,814 in 2000 to $1,578 in 2001. The lower cost of copper, in spite of the weak demand in the current economic climate, resulted in gross profit margins for our products in 2001 that were higher than in previous years. Gross profit margins for manufactured products in 2001 were on average at 13.7% compared to 10.7% in 2000.

                  Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2001, 2000, and 1999 copper prices are as follows:

                                                        2001     2000     1999
                                                       ------   ------   ------
Average LME copper prices ($/ton)                1Q    $1,764   $1,795   $1,407
                                                 2Q     1,652    1,739    1,466
                                                 3Q     1,472    1,872    1,679
                                                 4Q     1,426    1,848    1,739
                                                       ------   ------   ------
                                                Year   $1,578   $1,814   $1,573
                                                       ======   ======   ======

                  The estimated rates of year 2001 GDP growth for Thailand, Singapore and China were 1.8%, -2.2% and 7.3% respectively. Our performance is largely influenced by the telecommunication and power infrastructure and construction sectors. The growth in these industrial sectors generally lags behind recovery in the general economies of the respective countries and is also dependent on the governments' budget spending on infrastructure. The wire and cable industry remained generally weak in 2001 with slightly improved prices and sales margins, and generally excess production capacities in the region.

                  Results for 2001 include the consolidated results of Charoong Thai. Charoong Thai was an equity investee of ours until August 1998, when we increased our ownership of Charoong Thai from 46.7% to 69.9% through a rights issue. Sales in Charoong Thai accounted for 18.6% of our total sales in 2001, compared to 18.8% in 2000.

                  The Company showed improved results in 2001 compared to 2000. Net sales and gross profit increased by 2.7% and 16.0%, respectively. Gross profit margins have also increased from 9.0% in 2000 to 10.1% in 2001 due to improved selling prices for telecommunication cable, power cable and Distributed Products, and the lower cost of copper. Selling, general and administrative expenses have increased due to expanded group operations and additional provision for loans and inventories. After recording impairment loss on Myanmar Sigma of $1.4 million in 2000 and goodwill written off on Sigma-Epan of $0.5 million in 2001, income from operations increased from $0.2 million in 2000 to $3.8 million 2001.

                  Our net results were affected by exchange differences, interest expenses, share of loss of equity investees, gain on sale of investment and property, and valuation allowance on a deferred tax asset. Exchange losses in 2000 were incurred largely due to the weakening of the Thai Baht against the U.S. Dollar by 13.9% during the year 2000, compared to a weakening of the Thai Baht of only 1.7% during the year 2001. Net interest expenses have decreased by 13.9% due to decreased borrowings. The share of loss of equity investees consists primarily of the share of loss in Newcall Group Limited ("NGL"). In 2000, the losses were mitigated by gains on the sale of an investment and the disposal of property. Gain on the sale of an investment of $2.7 million resulted primarily from the sale of ten million shares in NGL. Gain on disposal of property of $6.6 million resulted from the compensation provided by Singapore land authorities to us for the relocation of Sigma Cable. In 2001, gain on sale of investment relates to the sale of Charoong Thai warrants. In 2000, the valuation allowance on the deferred tax asset of $7.0 million of Charoong Thai was recorded as there is no assurance that the deferred tax asset will be realized in the future. In 2001, $0.7 million of this allowance on the deferred tax asset was written back as Charoong Thai demonstrated profitability in 2001. Results before tax and minority interests increased 16.1% in 2001 as compared to 2000.

                  Net Sales

                  Net sales for 2001 amounted to $197.3 million, representing an increase of $5.1 million, or 2.7%, against 2000 sales of $192.2 million. Sales in telecommunications cable increased by 12.7% due to increased telecommunication infrastructure spending by the Thai government. Sales in power cable, enameled wire and electronic cable decreased by 14.9%, 4.5% and 46.5% respectively, reflecting the relatively weak market in 2001.

                  Sales of Distributed Products increased 24.7% compared to 2000 due to increased demand by the Singapore government. Revenue from the SDI project engineering in Singapore increased by 174.3% due to Sigma Cable securing larger tender projects from Powergrid.

                  The following shows the percentage share in net sales of the respective operations with respect to our total sales.

                                                Manufactured          All products
                                               products only          and services
                                                    (%)                    (%)
                                               -------------          ------------
         Thailand                                    54.3                 41.0
         Singapore                                    6.5                 29.4
         Australia                                    7.4                  5.6
         China                                       31.4                 23.7
         Myanmar                                      0.4                  0.3
                                                    -----                -----
         Total                                      100.0                100.0

                  In 2001, Sigma Cable recorded revenue of $15.0 million under project engineering turnkey contracts awarded by Powergrid. The projects call for the supply and installation of 66kV (kilo-volt) high-voltage power cables along four distinct routes. In May 2001, another contract of approximately US$33.4 million was secured. The project was to be completed by end of 2002 and it calls for the laying of 66kV high voltage power cables along nine distinct routes. The Company will continue to tender for future projects.

                  Gross Profit

                  Gross profit for 2001 was $20.0 million, representing an increase of 16.0% compared to $17.2 million for 2000. Gross profit contributed by sales of manufactured products was $20.4 million in 2001 compared to $17.2 million in 2000, representing an increase of 18.7%.

                  Gross profit margins for manufactured products increased from 10.7% in 2000 to 13.7% in 2001. Gross profit margins increased in all categories of products except for enameled wire and SDI project engineering. Despite a general decrease in sales volume, gross profit increased as a result of better selling prices for telecommunication cable and power cable, and lower production cost due to weaker copper prices.

                  Operating Profit

                  Selling, general and administrative expenses have increased due to expanded group operations. In 2001, goodwill related to Sigma-Epan of $0.5 million was written off as the Company decided that it would be prudent to provide for a write-down of its carrying value in view of its poor performance. Impairment loss of $1.4 million in 2000 resulted from the impending closing of Myanmar Sigma in 2001. After recording impairment loss on Myanmar Sigma of $1.4 million in 2000 and goodwill written off on Sigma-Epan of $0.5 million in 2001, income from operations increased from $2.5 million in 2000 to $3.8 million 2001.

                  Impairment Loss

                  Myanmar Sigma's performance since its inception in 1999 has been below expectations due to difficulties faced in marketing its products, the generally weak economic condition in Myanmar, and frequent changes in government policies. Losses incurred in 2000 amounted to $0.3 million. Our management concluded there was not any reasonable expectation of an improvement in the subsidiary's performance in the foreseeable future. In view of the poor performance of Myanmar Sigma in 2000, the management decided to cease operations. Management evaluated the recoverable amounts of the assets in Myanmar Sigma, resulting in an impairment loss of $1.4 million recorded in 2000.

                  Loss from Investees

                  Charoong Thai was an equity investee of the Company until August 1998, when we increased our ownership in Charoong Thai from 46.7% to 69.9% through our purchase of additional shares in a rights issue. Thereafter, Charoong Thai became our subsidiary and its financial results were consolidated into our results. In 2000 and 2001, investee income related to that of Shanghai Yayang, Lox Pac, Thai Professional and NGL. Shanghai Yayang, initially an equity investee, became a subsidiary on September 11, 1999 and since then its income has been consolidated into our financial statements. The share of loss of equity investees consists primarily of the share of loss in NGL, which includes provision for advances made to NGL.

                  Gain on Sale of Investment

                  In 2001, we disposed of certain Charoong Thai warrants and achieved a gain on sale of investment of $0.7 million. On March 30, 2000, we disposed of 10 million shares in NGL and further reduced the Company's effective interest in NGL to 22.6%. This disposition of shares has resulted in a gain on disposal of $2.5 million.

                  Gain on Disposal of Property

                  In 2000, the gain of $6.6 million was derived from the compensation provided by Jurong Town Corporation ("JTC") to Sigma Cable for the relocation of its factory and office premises. JTC is a government-linked corporation and is Singapore's largest industrial landlord.

                  Exchange Loss

                  In July 1997, the floatation of the Thai Baht caused the currency to fall in value against the U.S. Dollar and triggered declines in other regional currencies, such as the Singapore Dollar and Australian Dollar. The Thai Baht generally appreciated against the U.S. Dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, causing the Thai Baht to weaken further. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2001 were as follows:

                  Foreign currency to US$1.00(1):  Thai Baht         44.24
                                                   Singapore $        1.85
                                                   Australia $        1.95
                                                   China Rmb          8.28

                  (1)  Based on Noon Buying Rate

                  Based on the above rates, the revaluation of assets and liabilities denominated in U.S. Dollars or other foreign currencies in the companies resulted in exchange losses of $0.1 million in 2001, compared to exchange losses of $6.2 million in 2000.

                  We use Thai Baht forward foreign exchange contracts to reduce our exposure to foreign currency risks for liabilities denominated in foreign currencies. A forward foreign exchange contract obligates us and our subsidiaries to exchange predetermined amounts of specified foreign exchange currencies at specified exchange rates or to make an equivalent U.S. Dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on forward foreign exchange contracts are included in operations as foreign exchange gains or losses.

                  Income Taxes

                  Income taxes in 2000 included a valuation allowance of $7.0 million on deferred tax assets of Charoong Thai, the majority of which related to losses incurred during 1997 primarily from the devaluation of the Baht in the second half of 1997. The allowance was made then as there was no assurance that the deferred tax asset would be realized in the future. However, in 2001, $0.7 million of this allowance on the deferred tax asset was written back as Charoong Thai demonstrated profitability in 2001.

     5.4  LIQUIDITY AND CAPITAL RESOURCES

         Capital Expenditure and Capital Resources

         Net proceeds from the initial public offering of common shares on March 26, 1997 were $33.3 million. The proceeds have been used to finance a significant portion of the cost of our development. The following are the major investment and purchases in 2001 and 2002:

         On June 30, 2001, the Company invested approximately $1.2 million for a 25.0% interest in an existing profitable company Shandong Rubber Cable Company, Ltd. ("SRC"), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu Cable Co., Ltd. ("Shandong Yanggu"), an established cable manufacturer in Shandong Province manufacturing a wide range of cable products and one of the top twelve cable producers in China. The investment was in the form of machinery transfer and cash.

         On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $3.0 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Investment to date amounts to $2.3 million. Production is expected to commence in 2004 instead of 2002 originally with an initial estimated production of 900,000km of optic fibers annually. The company will operate with an optic fiber drawing tower and two production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. and other external buyers. The Company believes that the market for optic fiber and fiber optic cable remains promising in China.

         Other investments in 2001 include: the acquisition of an additional 20.8% interest in NPC for $0.7 million, thereby increasing the Company's interests in NPC from 70.0% to 90.8%; the acquisition of an additional 40% interest in Sigma-Epan for $0.4 million, thereby increasing the Company's interests in Sigma-Epan from 60% to 100%; an investment in Shanghai Yayang by the Company's 66.15% held subsidiary, Pacific Thai, for $1.0 million; and, the acquisition of an additional 16.7% interest in Lox Pac for $1.1 million, thereby increasing the Company's interest in Lox Pac from 13.9% to 30.6%.

         On March 22, 2002, the Company purchased 100% of PEWC's interest in CCH and its wholly-owned subsidiary, PEWS, resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 common shares. As a result of this new issue, PEWC's holding in the Company increased from 68.3% to 75.4%. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. The consolidated revenues of CCH and PEWS for the year 2001 were $26.6 million with a profit of $1.4 million. For the year 2002, these companies contributed $35.0 million in sales and $4.8 million in net profits to the Company's results.

         Other investments in 2002 include: the acquisition of an additional 3.51% interest in NPC for $5.8 million, thereby increasing the Company's interest in Ningbo from 90.8% to 94.31%; the acquisition of additional new shares in Shanghai Yayang for $0.3 million, thereby increasing the Company's interest in Shanghai Yayang from 62.09% to 62.39%; the acquisition of an additional 1.84% interest in Newcall Communications Singapore Pte Ltd ("NCS") for $0.5 million, thereby increasing the Company's interest in NCS from 37.69% to 39.53%; the acquisition of additional new shares in Lox Pac for $1.2 million, however, the further issuance of new shares during the year by Lox Pac has caused the Company's effective interest in Lox Pac to be diluted from 30.56% to 24.58%; and, the acquisition of the remaining 33.85% interest in Siam Pacific for $11.6 million, in the form of Charoong Thai shares issued to the minority shareholders. NCS was liquidated during 2002 and the increased investment was written off.

         Total purchases of property, plant and equipment totaled $9.1 million in 2001 and $11.1 million in 2002. Purchases relate mainly to the recently incorporated companies in China, namely Shanghai Yayang and SPFO. The remaining purchases were for replacement of old equipment. Proceeds from the disposal of property, plant and equipment amounted to $4.0 million in 2001; there were minimal disposals in 2002.

         The Company has budgeted for new purchases of plant and equipment of approximately $3.0 million in 2003.

         Liquidity

         We met our working capital requirements from cash provided by operations and both short-term and long-term borrowings. Net cash generated from operating activities for 2002 was $19.3 million, compared $11.0 million for 2001. Net cash used in investing activities in 2002 was $14.6 million, an increase of $8.9 million over 2001, on account of higher capital expenditure and investments described in above section and offset by lower proceeds from disposal of property, plant and equipment. Net cash used in financing activities amounted to $4.9 million in 2002 for the repayment of long-term debt and offset by additional loans from related parties and increases in bank loans and overdrafts.

         The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under line of credit arrangements for short-term debt with the Company's bankers, the Company may borrow up to approximately $85 million on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2002, the unused portion of the credit lines was approximately $37 million which included unused letters of credit amounting to $28.0 million. Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2002, the Company had open letters of credit totaling $22.3 million. Liabilities relating to the letters of credit are included in current liabilities.

         Our main source of liquidity in the near future continues to be the net cash provided by our operating activities. We continue to have sufficient liquidity to meet our anticipated working capital, capital expenditures, general corporate requirements, and other short-term and long-term obligations as they come due. We may further enhance our liquidity in the future, as needs arise, by establishing additional lines of credit, with the support of PEWC if necessary and available.

         The following table set forth our obligations and commitments to make future payments under contracts and other commitments.

Contractual obligations                                             Payments due by period
As of December 31, 2002
(In thousands of US$)                                Total     2003   2004-2005   2006-2007   After 2007
--------------------------------------------------------------------------------------------------------
Long term debt                                       1,800    1,125        675       --          --
Long term loan from PEWC Singapore                   8,822     --        8,822       --          --
Capital lease obligations (principal amount only)      283      106        176          1        --
Operating leases                                     6,243      427        684        432       4,700
Purchase obligations                                   986      986       --         --          --
                                                    ------    -----     ------      -----       -----
Total contractual cash obligations                  18,134    2,644     10,357        433       4,700
                                                    ======    =====     ======      =====       =====

         For more details on financial commitments and contingencies, please refer to Exhibit 19.1 "Asia Pacific Wire & Cable Corporation Limited- Audited Financial Statements", page F-28.

     5.5   INFLATION

         We do not consider inflation to have had a material impact on our results of operations during the periods covered.

ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     6.1  DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth certain information concerning the directors and executive officers of the Company. All directors are subject to annual election at the shareholders' meeting.

Name                           Age    Position
----                           ---    --------
Tom C.Y. Tung                  42     Chairman of the Board of the Company.

Yu-Jeh Tung                    70     Deputy Chairman of the Board of the Company.

David Tao-Heng Sun             49     Director and Chief Executive Officer.  Mr. Sun is also the
                                      Managing Director of Charoong Thai since 1994.

Jack T. Sun                    53     Director.

Charles Chung-Yuan Han         64     Director, member of the Executive Committee and Chief
                                      Operating Officer of the Company since its formation.  Mr. Han has also served as the general manager of Sigma Cable since
                                      1982.

Raymond Chin-Yung Kung         56     Director and member of the Executive Committee of the Company since its formation.  Mr. Kung has been the president and
                                      general manager of Siam Pacific since 1989.



Charles Xue                    49     Director.  Chief Executive Officer of United Medical.  Member
                                      of the Audit Committee and Remuneration Committee.

Frank Chen                     42     Director. General Manager of Parsons Brinckerhoff Int'l.,
                                      Inc., Taiwan Branch.  Member of the Audit Committee and
                                      Remuneration Committee.

Aaron Chik                     52     Chief Financial Officer and Company Secretary.

James M. Keyes                 40     Bermuda Resident Secretary.

AS&K Services Limited          N/A    Resident Representative in Bermuda.

         Certain officers and directors of the Company are also officers and directors of PEWC and/or PEWC affiliates, as described below:

         Mr. Yu-Jeh Tung, Deputy Chairman of the Board of Directors of the Company, is also a member of the board of directors of PEWC and serves as Executive Chairman of Charoong Thai. He also serves on the boards of various other subsidiaries and affiliates of PEWC.

         Mr. Tom C.Y. Tung, Director and Chairman of the Company, is also the President of PEWC. He also serves on the boards of various other subsidiaries and affiliates of PEWC.

         Mr. Jack T. Sun is a member of the Company's Board of Directors, as well as Chairman of PEWC and Executive Vice Chairman of Charoong Thai. Mr. Sun also serves on a number of other boards of PEWC affiliates.

         Mr. David T.H. Sun is Director and Chief Executive Officer the Company. He is also the Managing Director of Charoong Thai since 1994.

         Mr. Charles C.Y. Han is a member of the Board of Directors of the Company, a member of the Executive Committee and Chief Operating Officer of the Company. Mr. Han also serves as General Manager of Sigma Cable, Managing Director of APEC and Chairman of NPCDC.

         Notwithstanding the relationships with PEWC or affiliates of PEWC, the above named individuals, in their capacities as directors and officers of the Company, are subject to fiduciary duties to the Company's shareholders.

         Actions may be taken by a quorum of directors (which consists of at least two directors) present at a board meeting. The Bye-Laws of the Company provide that any one director may call a board meeting.

     6.2   AUDIT COMMITTEE

         The Audit Committee is a committee of the board of directors comprised of the two independent directors, namely Mr. Charles Xue and Mr. Frank Chen. Its primary function is to assist the board of directors in its oversight of: (i) the reliability and integrity of accounting policies and financial reporting and disclosure practices and (ii) the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and company policy and an adequate system of internal control, management of business risks and safeguard of assets.

         This function is carried out by: (i) reviewing the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports; (ii) overseeing the financial reports and the external audit of these reports; and (iii) overseeing the establishment and management of risk limits and tolerances across our business and within our subsidiaries.

         The Audit Committee is solely and directly responsible for the appointment, compensation and oversight of the work of our auditors. Our auditors report directly to the Audit Committee. In addition, the Audit Committee has authority to engage independent counsel and other advisers as it determines is necessary to carry out its duties.

     6.3  REMUNERATION COMMITTEE

         In March 2003, the Board established a Remuneration Committee comprised of the two independent directors, namely Mr. Charles Xue and Mr. Frank Chen. This committee will help determine the remuneration to be paid to executive directors of the Company.

     6.4  COMPENSATION

         The aggregate amount of compensation paid by the Company to all of the Company's directors and executive officers, as a group, for services in all capacities during 2002 was approximately $900,000. As of May 28, 2003, our directors and executive officers beneficially owned 12,000 common shares representing approximately 0.1% of the outstanding common shares.

         The Company has authorized a stock option plan for directors and key employees of the Company, pursuant to which any award of stock options will be made only with the approval of the Board of Directors. The Company has granted options to purchase 97,500 shares at the initial public offering price of $12.00 per share. These options vest in equal amounts over three years and are exercisable for a period of ten years. The Company has reserved 650,000 common shares for issuance under the plan.

     6.5  EMPLOYEES

         As of December 31, 2002, the Company employed a total of approximately 1,970 employees, of which 300 are administrative and management personnel. In Thailand, the Company employs approximately 1,010 staff. In addition, the Company has approximately 280 employees in Singapore, 60 employees in Australia, 530 employees in China and 90 employees in Malaysia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.

         The Company offers a range of employee benefits, which it believes are comparable to industry practice in its local markets. Such benefits include performance-based pay incentives, medical benefits, vacation, pension, housing for a small number of workers in Singapore and in

Thailand, and a small housing supplement to other workers. The Company also provides training programs for its personnel designed to improve worker productivity and occupational safety.

         Approximately 63% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees' union in Singapore. Under the terms of a three-year collective agreement, signed in June 1999, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. A new collective agreement is at present being negotiated and is expected to be signed later this year. None of the employees of Siam Pacific, Pacific Thai, Charoong Thai or APEC are members of a union.

         The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be good and has not experienced difficulties attracting and retaining qualified employees. In Singapore, employee turnover is approximately 10% of total employees annually. In Thailand, employee turnover is approximately 3% of total employees annually.

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     7.1  MAJOR SHAREHOLDERS

         As of May 28, 2003, approximately 75.4% of the common shares of the Company are indirectly owned by PEWC, a company incorporated in Taiwan and listed on the Taiwan Securities Exchange. See Section 4.1.2 "Recent Developments". The following table sets forth certain information regarding ownership of the Company's capital stock as of May 28, 2003 by (i) all persons who are known to the Company to own beneficially more than five percent of the capital stock of the Company and (ii) the officers and directors of the Company as a group. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

 Title of Class         Identity of Person or Group           Number of      Percent of Class
                                                               Shares
---------------    ---------------------------------------   --------------  ------------------
Common Stock       Pacific Electric Wire & Cable Co.,          10,430,769               75.4%
                   Ltd.
Common Stock       Heartland Advisors, Inc. (1)                 1,645,000               11.9%
                   William J. Nasgovitz (1)                     1,137,300                8.2%
                   President and Principal Shareholder
                   Heartland Advisors, Inc.
Common Stock       Directors and Officers of the Company           12,000                0.1%

(1)  Based on Schedule 13G filed February 12, 2003.


     7.2   RELATED PARTY TRANSACTIONS

         As at December 2002, the largest short-term loan of $1.5 million was from Moon View Venture Limited, a subsidiary of PEWC. The loan is unsecured. As at December 2002, the largest long-term loan of $8.8 million was from PEWC Singapore Pte. Ltd., a company controlled by PEWC. The loan is unsecured and consists of $3.0 million being interest-free and the remaining portion bears interest at LIBOR plus 1%. Interest has been paid quarterly. The loan is repayable after 2003.

         Additional details regarding related party balances as of December 31, 2002 and related party transactions during the year 2002 are disclosed in Note 16 of Item 18: Financial Statements.

ITEM 8:   FINANCIAL INFORMATION

     8.1  LEGAL PROCEEDINGS

         Neither the Company nor any of its subsidiaries is a party to any pending legal proceedings or the subject of proceedings of any governmental authority nor, to the Company's knowledge, are any legal proceedings or governmental proceedings likely or threatened which, if adversely determined, would likely have a material adverse effect on the Company's condition (financial or otherwise), results of operations or cash flows.

     8.2  DIVIDEND POLICY

         To date, the Company, a Bermuda company formed in 1996, has not paid any dividends. While the Company has no present intention to pay dividends, should it decide in the future to do so, as a holding company the Company's ability to pay dividends, as well as to meet its other obligations, will depend upon the amount of distributions, if any, received from the Company's operating subsidiaries and other holdings and investments. The Company's operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into US dollars or other hard currency and other regulatory restrictions. The foregoing restrictions may also affect the Company's ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

ITEM 9:   THE OFFER AND LISTING

     9.1  HISTORICAL TRADING INFORMATION

         From March 26, 1997 through December 31, 2001, the Company's common shares were listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "AWC." Prior to such listing, there was no public market for the Company's equity securities.

         The NYSE has established certain continued listing criteria which impose certain minimum requirements with respect to the per share price and the aggregate value of the publicly traded securities of an issuer. In February 2001, the NYSE notified us that we had not been in compliance with those NYSE requirements, and that the NYSE would be authorized to suspend trading in our common shares and to commence delisting procedures subject to review and approval of our business plan. During the course of 2001, our business plan was submitted, amended and finally provisionally agreed with the NYSE, subject to the right of the staff to require continuous compliance within a designated time frame, which the Company was not able to achieve, due to, among other factors, delays in approvals by Thai regulatory authorities of the implementation of certain Thai-based elements of the plan. On December 24, 2001, the staff of the NYSE announced that it has determined that the trading of the common shares should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company had fallen below the NYSE's continued listing standards. The Company appealed the NYSE's decision, but its appeal was denied by a Committee of the Board of Directors of the Exchange.

         Following the suspension of trading of the common shares on the NYSE, the common shares have been quoted on the "pink sheets" market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities, under the symbol "AWRCF.PK".

         Subsequent, to the quotation of the common shares on the "pink sheets" market by Pink Sheets LLC, the Company established relationships with several market markers and a public trading market for its common shares on the OTC BB. It is traded on the OTC BB under the symbol "AWRCF.OB".

         The common shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

         The high and low sales price for common shares on the NYSE (up until December 2001) and on the OTC BB (from February 2002 when the Company re-established a public trading market for its common shares on the OTC BB) for each quarterly period from the second quarter of 1997 to the first quarter of 2003, and the high and low prices for November through April 2003, are as follows:

                                                Price per Share ($)
                                         -------------------------------
                                                 High           Low
           1997
             First Quarter                     N/A            N/A
             Second Quarter                     12              9.25
             Third Quarter                      14.0625        10.375
             Fourth Quarter                     11.5625         7.125

           1998
             First Quarter                       8.75           7
             Second Quarter                      8              5
             Third Quarter                       6              1.875
             Fourth Quarter                      4.25           1.875

           1999
             First Quarter                       4.75           2.25
             Second Quarter                      4.4375         2



                                                Price per Share ($)
                                         -------------------------------
                                                 High           Low
             Third Quarter                       4.625          3.75
             Fourth Quarter                      4.125          3.3125

           2000
             First Quarter                       4.625          3.625
             Second Quarter                      4.25           2.375
             Third Quarter                       3.375          2.50
             Fourth Quarter                      2.75           1.1875

           2001
             First Quarter                       1.6875         0.67
             Second Quarter                      0.85           0.65
             Third Quarter                       0.90           0.74
              Fourth Quarter                     0.86           0.40

           2002
             First Quarter                       0.73           0.32
             Second Quarter                      0.90           0.48
             Third Quarter                       0.65           0.29
             Fourth Quarter                      1.55           0.51

           2003
             First Quarter                       1.06           0.83

           PRIOR SIX MONTHS
             November 2002                       1.50           1.00
             December 2002                       0.93           1.39
             January 2003                        0.91           0.90
             February 2003                       1.02           0.85
             March 2003                          0.95           0.80
             April 2003                          0.92           0.80

     9.2  NATURE OF THE TRADING MARKET

         Our common shares are quoted and traded on the OCT BB operated by the NASD, Inc., under the symbol "AWRCF.OB".

ITEM 10:  OTHER INFORMATION

     10.1 MEMORANDUM OF ASSOCIATION AND BYE-LAWS

          10.1.1  GENERAL

                  For a detailed description of the Company's principal activities see Section 4.1 History and Development of the Company. The Company's Bye-laws, which have been incorporated by reference, are available for inspection upon prior written notice during customary business hours at the offices of the Company.

          10.1.2  DESCRIPTION OF SHAREHOLDER RIGHTS ATTACHING TO OUR COMMON
                  SHARES

                  The Company was incorporated in Bermuda on September 19, 1996 under the Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and Bye-laws.

                  The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby Spurling & Kempe, our Bermuda counsel.

                  Our authorized share capital consists of 20,000,000 common shares, par value $0.01 per share, of which, as of December 31, 2002, there are 13,830,769 common shares issued and outstanding.

                    o Holders of the common shares have no preemptive, redemption, conversion or sinking fund rights.

                    o Holders of the common shares are entitled to one vote per share on all matters submitted to a poll vote of holders of common shares and do not have any cumulative voting rights.

                    o In the event of our liquidation, dissolution or winding-up and subject to any alternative resolution that may be pursued by our shareholders, the holders of common shares are entitled to share ratably in our assets, if any, remaining after the payment of all our debts and liabilities.

                    o Our outstanding common shares are fully paid and nonassessable.

                    o Additional authorized but unissued common shares may be issued by the board of directors without the approval of the shareholders.

                  The holders of common shares will receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

                    o we are, or after the payment would be, unable to pay our liabilities as they become due; or

                    o the realizable value of our assets after such payment or distribution would be less than the aggregate amount of our liabilities and our issued share capital and share premium accounts.

                  The following is a summary of provisions of Bermuda law and our organizational documents, including the Bye-laws. We refer you to our memorandum of association and Bye-laws, copies of which have been filed with the SEC. You are urged to read these documents for a complete understanding of the terms of the memorandum of association and Bye-laws.

          10.1.3  SHARE CAPITAL

                  Our authorized capital consists of one class of common shares. Under our Bye-laws, our board of directors has the power to issue any authorized and unissued shares on such terms and conditions as it may determine. Any shares or class of shares may be issued with such preferred, deferred, qualified or other special rights or any restrictions with regard to such matters, whether in regard to dividend, voting, special rights, return of capital or otherwise, as we may from time to time by resolution of the shareholders prescribe, or in the absence of such shareholder direction, as the board of directors may determine.

          10.1.4  VOTING RIGHTS

                  Generally, under Bermuda law and our Bye-laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy. Matters will be decided, by way of votes cast by way of show of hands unless a poll is demanded.

                  If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each common share entitled to vote on such question. A poll may only be demanded under the Bye-laws by:

                    o    the chairman of the meeting;

                    o at least three shareholders present in person or by proxy;

                    o any shareholder or shareholders present in person or by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having voting rights;

                    o a shareholder or shareholders present in person or represented by proxy holding common shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all common shares.

                  Unless the board of directors otherwise determines, no shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares held by such shareholder have been paid.

          10.1.5  DIVIDEND RIGHTS

                  Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

                  Under our Bye-laws, each share is entitled to a dividend if, as and when dividends are declared by the board of directors. The board of directors may determine that any dividend may be paid in cash or, with the sanction of a shareholders resolution, by distribution of specific assets including shares or debentures. The board of directors may also pay any fixed cash dividend which is payable on any of our common shares half-yearly or on other dates, whenever our position, in the opinion of the board of directors, justifies such payment.

                  Dividends, if any, on our common shares will be at the discretion of our board of directors, and will depend on our future operations and earnings, capital requirements, surplus and general financial conditions as our board of directors may deem relevant.

          10.1.6  PURCHASES BY A COMPANY OF ITS OWN COMMON SHARES

                  We may purchase our own common shares out of the capital paid up on the common shares in question or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of common shares made for the purposes of the purchase. We may not purchase our shares if, as a result, our issued share capital would be reduced below the minimum capital specified in our memorandum of association.

                  However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the company that would otherwise be available for dividend or distribution or out of a company's share premium account. Any common shares purchased by a company are treated as cancelled and the amount of the company's issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the company's authorized share capital.

          10.1.7  PREEMPTIVE RIGHTS

                  Our Bye-laws do not provide the holders of our common shares preemptive rights in relation to any issues of common shares by us or any transfer of our shares.

          10.1.8  VARIATION OF RIGHTS

                  We may issue more than one class of shares and more than one series of shares in each class. If we have more than one class of shares, the rights attached to any class of shares may be altered or abrogated either:

                    o with the consent in writing of the holders of not less than fifty percent of the issued common shares of that class; or

                    o pursuant to a resolution passed at a general meeting of the holders of such common shares, voting in proxy or present, at which a quorum is present.

                  The Bye-laws provide that a quorum for a meeting shall be two persons present in person or by proxy holding shares of the relevant class. The Bye-laws specify that the creation or issue of shares ranking on parity with existing shares will not, subject to any statement to the contrary in the terms of issue of these shares or rights attached to those shares, vary the special rights attached to existing shares.

          10.1.9  TRANSFER OF COMMON SHARES

                  Subject to the "Transfer Restrictions" section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the board of directors may approve. The form of transfer is required to be signed by or on behalf of the transferor and also the transferee where any share is not fully paid.

          10.1.10 TRANSFER RESTRICTIONS

                  The board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of any share that is not fully paid.

                  The board of directors may refuse to register an instrument of transfer of a share unless it:

                    o is duly stamped, if required by law, and lodged with us;

                    o is accompanied by the relevant share certificate and such other evidence of the transferor's right to make the transfer as the board of directors shall reasonably require;

                    o has obtained, where applicable, permission of the Bermuda Monetary Authority; and

                    o    is in respect of one class of shares.

                  Our common shares are no longer listed on an "appointed stock exchange" and, therefore, do not qualify for a "blanket" authorization for free transferability from the Bermuda Monetary Authority for all transfers of our common shares between persons who are not resident in Bermuda for exchange control purposes. The Bermuda Monetary Authority has informed us that it has no objection to the continued free transferability of our common shares on the same basis as when the Company was listed on the NYSE except that the Bermuda Monetary Authority has requested it be informed of any new five percent or more shareholders.

          10.1.11 TRANSMISSION OF SHARES

                  In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, or the legal personal representative of such shareholder, including executors and administrators, shall be the only persons recognized by us as having any title to the shares of the deceased.

          10.1.12 DISCLOSURE OF INTERESTS

                  Under the Companies Act, a director who has an interest in a material contract or assignment, or a 10% or more interest (directly or indirectly) in an entity that is interested in a contract or proposed contract or arrangement with us, is obligated to declare the nature of such interest at the first opportunity at a meeting of the board of directors, or by writing to the board of directors. If the director has complied with the relevant sections of the Companies Act and the Bye-laws with respect to the disclosure of his interest, the director may vote at a meeting of the board of directors or a committee thereof on a contract, transaction or arrangement in which that director is interested and he will be taken into account in ascertaining whether a quorum is present.

          10.1.13 RIGHTS IN LIQUIDATION

                  Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation, dissolution or winding-up are distributed among the holders of shares in accordance with a company's Bye-laws.

                  Under our Bye-laws, if we are wound up, the liquidator may, pursuant to a resolution of the shareholders and any approval required by the Companies Act, divide among the shareholders in cash or other assets the whole or part of our assets, whether they shall consist of property of the same kind or not and may for such purposes set such values as he deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders.

          10.1.14 MEETINGS OF SHAREHOLDERS

                  Under Bermuda law, a company is required to convene at least one general meeting per calendar year. The directors of a company, notwithstanding anything in its Bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying out the right of vote, duly convene a special general meeting.

                  The Bye-laws provide that the board of directors may convene a special general meeting whenever in their judgment such a meeting is appropriate or necessary. Bermuda law requires that shareholders be given at least five days' notice of a meeting of the company. Our Bye-laws extend this period to provide that not less than 20 days' written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or nonreceipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

                  Our Bye-laws state that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing a majority of the issued shares of the company are present in person or by proxy and entitled to vote. A shareholder present at a general meeting or a meeting of a class of shareholders in person or by proxy shall be deemed to have received appropriate notice of the meeting.

                  Under our Bye-laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at such registered address. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex or telecopier.

          10.1.15 ACCESS TO BOOKS AND RECORDS AND DISSEMINATION OF INFORMATION

                  Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include the memorandum of association and any amendment to the memorandum of association.

                  Our shareholders and directors have the additional right to inspect our minute books and our audited financial statements, which must be presented at an annual general meeting.

                  Our Bye-laws provide that the register of shareholders of a company is required to be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent, EquiServe Trust Company, N.A.

                  Under Bermuda law, a company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours in each day by members of the public without charge. Under our Bye-laws, the register of directors and officers are available for inspection by the public between 10:00 a.m. and 12:00 noon every working day. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

          10.1.16 ELECTION OR REMOVAL OF DIRECTORS

                  The Bye-laws provide that the number of directors will be such number not less than two, as our shareholders by resolution may from time to time determine. A director will serve until his successor is appointed or his prior removal in the manner provided by the Companies Act or the Bye-laws.

                  The board shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The board may approve the appointment of alternative directors.

                  We may, in a special general meeting called for this purpose, remove a director, provided notice of such meeting is served upon the director concerned not less than fourteen days before the meeting and he shall be entitled to be heard at that meeting.

                  The office of a director will be vacated in the event of any of the following:

                    o if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of the board of directors;

                    o if he becomes of unsound mind or a patient for any purpose under any statute or applicable law relating to mental health;

                    o if he becomes bankrupt under the law of any country or enters into a general settlement with his creditors;

                    o    if he is prohibited by law from being a director; or

                    o if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the Bye-laws.

          10.1.17 AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BYE-LAWS

                  Bermuda law provides that the memorandum of association of a company may be amended by resolution passed at a general meeting of which due notice has been given. An amendment to a memorandum of association does not require the consent of the Minister of Finance save for specific circumstances, for example, the adopting of any special corporate purpose.

                  Under Bermuda law, the holders of:

                    o an aggregate of not less than twenty percent in par value of the Company's issued common shares; or

                    o not less in the aggregate than twenty percent of the company's debentures entitled to object to amendments to its memorandum of association,

have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution amending the memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose.

Our Bye-laws may be amended in the manner provided for in the Companies Act, which provides that the directors may amend the Bye-laws, provided that any such amendment shall be effective only to the extent approved by the shareholders.

          10.1.18 MERGER OR CONSOLIDATION (AMALGAMATION)

                  The Companies Act provides that, subject to the terms of a company's Bye-laws, the merger or consolidation of a Bermuda company with another company requires the merger or consolidation agreement to be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the company.

                  Under Bermuda law, in the event of a merger or consolidation of a Bermuda company, a shareholder who did not vote in favor of the transaction and who is not satisfied that fair value has been offered for the shares, may apply to a Bermuda court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

          10.1.19 CLASS ACTIONS AND DERIVATIVE ACTIONS

                  Class actions and derivative actions are generally not available to shareholders under Bermuda law. A shareholder may commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, or is illegal or would result in the violation of the company's memorandum of association or Bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requiring the approval of a greater percentage of the company's shareholders than those who actually approved it.

                  When one or more shareholders believes the affairs of a company are being conducted in a manner which is prejudicial to the interest of some of the shareholders, a Bermuda court, upon petition, may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

          10.1.20 REGISTRAR OR TRANSFER AGENT

                  Our transfer agent and registrar is EquiServe Trust Company, N.A. In addition to a register held by our transfer agent, a register of holders of the shares is maintained by Appleby Spurling & Kempe in Bermuda located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

          10.1.21 PERSONAL LIABILITY OF DIRECTORS AND INDEMNITY

                  The Companies Act requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision whether in the Bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor exempting such officer or person from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

                  Every director, officer, resident representative and committee member shall be indemnified out of our funds against all civil liabilities, loss, damage or expense including liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable, incurred or suffered by him as director, officer, resident representative or committee member; provided that the indemnity contained in the Bye-laws will not extend to any matter which would render it void under the Companies Act as discussed above.

          10.1.22 EXCHANGE CONTROLS

                  We have been designated by the Bermuda Monetary Authority as a nonresident under the Exchange Control Act of 1972 (the "Exchange Act"). This designation will allow us to engage in transactions in currencies other than the Bermuda dollar.

                  The transfer of common shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of common shares to such persons may be effected without specific consent under the Control Act and regulations thereunder. Issues and transfers of common shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval from the Bermuda Monetary Authority under the Control Act.

                  Under Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity, for example an executor or a trustee, certificates may, at the request of the applicant, record the capacity in which the applicant is acting.

                  Notwithstanding the recording of any special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

                  We will take no notice of any trust applicable to any of our common shares whether or not we had notice of such trust.

                  As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we may not participate in certain designated business transactions, which we do not consider relevant to our present or planned business activities.

     10.2  MATERIAL CONTRACTS

         Composite Services Agreement

         The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the "Composite Services Agreement"), which originally expired on November 7, 1999 (but has been renewed yearly at the option of the Company), which contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. Pursuant to the Composite Services Agreement:

          o PEWC agrees to (a) sell copper rod to the Company, upon the Company's request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

          o The Company has the right to distribute any wire or cable product manufactured by PEWC in all markets in which the Company presently distributes or develops the capability to distribute in the future such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC is not required to grant to the Company the right to distribute products manufactured by PEWC in the future in markets where the Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to the Company.

          o Each of PEWC and the Company will notify the other party prior to entering into any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company has the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC has agreed to arrange for the Company to participate to the extent possible.

          o PEWC agrees to make available to the Company, upon the Company's request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company's employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

          o Without the consent of the Company, PEWC will not compete with respect to the manufacture or distribution of wire and cable products in any market in which the Company is manufacturing or has taken significant steps to commence manufacturing.

          o For purposes of the Composite Services Agreement, each province in China is considered the equivalent of a country.

         To the extent that transactions occur in the future between the Company and PEWC or affiliates of PEWC other than under the Composite Services Agreement, such transactions will be entered into on an arm's length basis on terms no less favorable than those available from unaffiliated third parties.

         Indemnification Agreement

         The Company and PEWC are parties to an indemnification agreement dated November 6, 1996 (the "Indemnification Agreement"), pursuant to which PEWC agreed to indemnify the Company (including the Company's directors, officers, employees and agents) against any cost, expense, loss, liability or damage arising out of any claim asserted or threatened to be asserted by any third party as a result of certain actions taken or failed to be taken by PEWC or its subsidiaries (other than the Company) prior to March 1997 with respect to Sigma Cable, Sino-Sin, APEC, Siam Pacific, Siam Pacific Holding Company, Pacific Thai, Charoong Thai and NPCDC, following the exercise by the Company of its option to purchase, directly or indirectly, each of them (collectively, the "Transferred Businesses"). PEWC has a duty to indemnify the Company if such cost, expense, loss, liability or damage arises out of claims resulting from the actions or inactions of PEWC or its subsidiaries, with respect to the Transferred Businesses, to the extent such action or failure to act was not in compliance with applicable laws and regulations or obligations to third parties and, with respect to Charoong Thai, is limited to situations of which PEWC had knowledge.

         Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder's Loan

         The Company's wholly-owned subsidiary, PRC (APWC) Holdings Ltd. (the "Purchaser") and Kinbong Holdings Limited ("Kinbong"), a wholly-owned subsidiary of PEWC entered into an Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder's Loan pursuant to which the Company has issued common shares of the Company to Kinbong in exchange for the transfer of all the issued and outstanding capital stock of CCH which controls 100% of PEWS, to the Purchaser, and the assignment to the Purchaser of the shareholder's loan advanced by Kinbong to CCH. The transaction was consummated following approval by the Board of Directors and shareholders of the Company on March 22, 2002.

     10.3  ENVIRONMENTAL MATTERS

         The Company believes that all of its operations are in compliance with, and in certain circumstances exceed, all applicable environmental laws and regulations in Thailand, Singapore, Australia and China. The Company has not been subject to any legal, regulatory or other action alleging violations or breaches of environmental standards. While the Company does not believe that the nature of its operations create environmental hazards, no assurance can be given that new environmental laws or regulations in Thailand, Singapore, Australia, China or elsewhere, will not, in the future, require changes in the Company's production processes or otherwise adversely affect the Company's operations and financial condition.

     10.4  INSURANCE

         The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. The Company believes that it maintains insurance coverage commensurate with the nature of and risks associated with its business.

     10.5  CREDIT SUPPORT

         PEWC has provided credit support to the Company and its subsidiaries through the provision of direct loans, credit terms in inter-company trade balances between PEWC and the operating subsidiaries and corporate guarantees for trade and credit facilities from banks and financial institutions for the purposes of financing working capital, capital expenditures, acquisitions and expansion programs. There can be no assurance that PEWC would continue to provide such support in the future if Swiss Re foreclosed on the Pledged Shares or for some other reason.

     10.6  TAXATION

         The following is a summary of certain tax consequences of the acquisition, ownership and disposition of common shares based on the tax laws of the United States and Bermuda. Such summary is subject to changes in United States and Bermuda law, including changes that could have retroactive effect. The following summary does not take into account the individual circumstances of an investor, nor does it purport to be a complete technical analysis or examination of all potential tax effects relevant to a decision to purchase common shares.

          10.6.1  UNITED STATES TAXATION

                  The following is a summary of certain United States federal income tax consequences of the acquisition, ownership and disposition of common shares by a U.S. Holder (as defined below). The summary does not purport to be a comprehensive description of all possible tax considerations that may be relevant to a decision to purchase common shares. In particular, this summary deals only with common shares held as capital assets and does not address the United States tax treatment of U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the "Code"), such as dealers in securities, financial institutions, life insurance companies, tax-exempt entities, persons holding shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the United States dollar or who own (directly, indirectly or by attribution) 10% or more of the stock of the Company. Consequently, prospective purchasers who are U.S. Holders are advised to satisfy themselves as to the overall United States federal, state and local tax consequences of their acquisition of, ownership and disposition of common shares by consulting their own tax advisors.

                  The statements of United States tax laws set out below are based on the laws in force as of the date of this Annual Report and may be subject to any changes in United States law occurring after such date.

                  As used herein, the term "U.S. Holder" shall mean a beneficial owner of common shares that is (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in the United States or under the laws of the United States or any state (or the District of Columbia),
(iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States Persons" (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust.

                  Taxation of Dividends

                  A U.S. Holder receiving a distribution with respect to common shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign source dividend income to the extent such distribution is paid from the Company's current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries.

                  To the extent any distribution exceeds the current and accumulated earnings and profits of the Company for a taxable year, the distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in the common shares with respect to which the distribution is made, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the common shares). To the extent such distribution exceeds the U.S. Holder's adjusted tax basis in the common shares, such excess will be treated as capital gain.

                  Taxation of Capital Gains

                  For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of common shares in an amount equal to the difference between the amount realized for the common shares and the U.S. Holder's adjusted tax basis in the common shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the common shares have been held for more than one year on the date of the sale or exchange thereof, and will be short-term capital gain or loss if the common shares have been held for one year or less on the date of the sale or exchange thereof. Any gain recognized by a U.S. Holder generally will be treated as United States source income. In general, an individual's long term capital gains are subject to U.S. federal income tax at a current maximum marginal rate of 15%, or 5% in the case of individuals in the 10% or 15% income tax brackets. (If an individual is subject to the "alternative minimum tax", the maximum effective tax rate on long-term capital gains will be 26% to 28%.)

                  Long term capital gains of corporations generally are subject to the U.S. federal income tax at a current maximum marginal rate of 35%. Short-term capital gain generally is taxable at ordinary income rates. Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Corporations may deduct capital losses only to the extent of capital gains and generally may carry back capital losses to each of the preceding three years and carry forward capital losses to each of the succeeding five years. Individuals may deduct capital losses to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate returns) and may carry over long-term capital losses indefinitely.

                  Backup Withholding

                  In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of common shares to non-corporate U.S. Holders, and "backup withholding" at the rate of 28% will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the Internal Revenue Service notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. In general, payment of the proceeds from a sale of common shares to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting unless the holder or beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption. Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service. Payment of the proceeds from the sale of common shares effected outside the United States by a foreign office of certain U.S. connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.

                  Passive Foreign Investment Company

                  In general, the Company will be considered to be a passive foreign investment company ("PFIC") for United States Federal income tax purposes for any taxable year if either (i) at least 75% of the gross income of the Company is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. The Company believes, based on its current operations and assets, that it is not a PFIC and does not expect to become a PFIC in the future. This conclusion is a factual determination based on, among other things, a valuation of the Company's assets, which value will likely change from time to time.

                  If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares, the U.S. Holder would be subject to special tax rules with respect to (i) any "excess distribution" by the Company to the U.S. Holder (generally any distribution received by the U.S. Holder in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the common shares, if shorter) and (ii) any gain realized on the sale or other disposition (including a pledge) of common shares.

                  Under these special tax rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the common shares, (ii) the amount allocated to the U.S. Holder's current taxable year and to any period prior to the first taxable year in which the Company was a PFIC would be includible as ordinary income in the U.S. Holder's current taxable year and (iii) the amount allocated to a prior year during which the Company was a PFIC would be subject to tax at the highest tax rate in effect for that year, and an interest charge would also be imposed with respect to the resulting tax attributable to each such prior year. The interest charge is computed using the applicable rate imposed on underpayments of U.S. federal income for the relevant periods.

                  The special tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have the Company treated as a "qualified electing fund" (a "QEF election") and the Company provides certain information to U.S. Holders. If the Company is treated as a PFIC, it will notify the U.S. Holders and provide such holders with the information necessary to make an effective QEF election, including information as to the procedures for making such an election. The QEF election is made on a shareholder-by-shareholder basis and can ordinarily be revoked only with the consent of the IRS.

                  A U.S. Holder that makes a valid QEF election will be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Company is classified as a PFIC, regardless of whether distributions are received. Thus, the U.S. Holder may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. The U.S. Holder's basis in the common shares will be increased to reflect taxed but undistributed income.

Distributions of income that have been previously taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to the U.S. Holder.

                  A U.S. Holder who owns common shares during any year that the Company is a PFIC must file Internal Revenue Service Form 8621. U.S. Holders should consult their tax advisors concerning the United States Federal income tax consequences of holding common shares and of making the QEF election if the Company were considered a PFIC.

                  Controlled Foreign Corporation

                  More than 50 percent of the Company's voting stock is owned by a single U.S. corporate shareholder. Consequently, the Company is a "controlled foreign corporation". U.S. persons owning (directly, indirectly or by attribution) 10 percent or more of the Company's voting stock are subject to a special U.S. tax regime with respect to their stock and their shares of certain types of income of the Company. Any such 10 percent shareholders are advised to consult with their own tax advisors.

          10.6.2  BERMUDA TAXATION

                  In the opinion of Appleby Spurling & Kempe, the following discussion correctly describes certain tax consequences of the ownership of common shares under Bermuda law.

                  Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the shares, debentures or other obligations of the Company, until March 28, 2016. This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

                  As an exempted company, the Company must pay to the Bermuda government an annual registration fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized share capital plus any share premium.

                  There is no stamp duty or other transfer tax payable upon the transfer of shares in a Bermuda company by shareholders not ordinarily resident in Bermuda for exchange control purposes.

                  The United States does not have a comprehensive income tax treaty with Bermuda.

     10.7  DOCUMENTS ON DISPLAY

         We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to a foreign private issuer. We will file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31st. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

         Our reports and other information, when so filed, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Securities and Exchange Commission (the "SEC") at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains a web site that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

         We have filed all our reports electronically since November 4, 2002. Such reports can be accessed over the Internet at http://www.sec.gov.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our exposure to financial market risks derives primarily from the changes in interest rates, foreign exchange rates and the commodity price of our primary raw material, copper.

     11.1  FOREIGN CURRENCY EXPOSURE

         Changes in currency exchange rates influence the Company's results of operations. The Company's principal operations are located in Thailand and Singapore and a substantial portion of its revenues are denominated in Baht or Singapore dollars. Nearly all of the raw materials for these operations are imported and paid for in US dollars and a substantial portion of the Company's future capital expenditures are expected to be in US dollars. The Company requires a significant amount of US dollars for its ongoing equipment upgrade and maintenance programs. Although the Company's reporting currency is US dollars, the functional currency of its Singapore operations, which accounted for approximately 30.6% of Company sales (including sales of Distributed Products) in 2002, is the Singapore dollar, and the functional currency of its Thai operations, which accounted for approximately 44.5% of Company sales in 2002, is the Baht. Accordingly, any devaluation of the Baht or the Singapore dollar against the US dollar increases the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and has an adverse impact on the operations of the Company.

         We have entered into derivative financial instruments on a selective basis throughout the year to mitigate foreign currency fluctuation risks arising from operating activities. The application of these instruments is primarily for currency hedging purposes and not for trading purposes. The Company uses Thai Baht forward foreign exchange contracts to reduce its exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent US dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included in income as foreign exchange gains or losses.

         As of December 31, 2002, we have entered into Thai Baht forward exchange contracts with an aggregate notional contract amount of $1.0 million, all of which are for terms of not more than a year and maturing in 2003.

         The fair value of the forward exchange contracts, which refers to the exchange gain or loss on the contracts, as at December 31, 2002 was $1,000.

FORWARD EXCHANGE CONTRACTS                                             Expected Maturity Date

 As of December 31, 2002                2003      2004      2005      2006     2007    Thereafter   Total
(In thousands of US$)
                                     -----------------------------------------------------------------------
                                      (In thousands of US$, except exchange rates)
 US$/Thai Baht
     Notional Contract Amount            1,009         --        --        --        --         --     1,009
     Average contractual exchange
       rate                             43.291         --        --        --        --         --

     11.2  INTEREST RATE RISK

              As of December 31, 2002
              (In thousands of US$)
              Bank loan                                               1,800
              Less: Current portion                                  (1,125)
                                                                    --------
                                                                        675
                                                                    --------

         During 2002 interest paid totaled $1.4 million. The bank loan outstanding on December 31, 2002 is secured by land and buildings of a subsidiary (the "Subsidiary") of the Company with a net book value of $2.7 million on December 31, 2002 and the requirement to maintain a certain minimum percentage holding of the Subsidiary.

         The above loan bears interest at the bank's bill rate plus 1%, and the average interest rate in 2002 was approximately 8.8%. The above loan as at December 31, 2002 is due for repayment over the next two years.

         We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. We manage the exposure to financial market risk by performing ongoing evaluations of our debt portfolios and restructuring our financial instruments accordingly to provide the optimum interest structure. A half percentage point change in interest rates would affect our interest payments by approximately 6.0% annually.

     11.3  RISKS RELATING TO COPPER

         Copper is the principal raw material we use, accounting for approximately 55% of the cost of sales in 2002. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the "LME") for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, an increase in the price of copper will increase our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to pass on these increased costs to our customers. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. Copper prices have been subject to considerable volatility in recent years and this volatility has had a significant impact on our revenues and profits. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not continue to recur.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         (Not Applicable)

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         (Not Applicable)

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         (Not Applicable)

ITEM 15: DISCLOSURE CONTROLS AND PROCEDURES

         Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our Company particularly during the period in which this annual report was being prepared. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

         There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16:  [RESERVED]

PART III

ITEM 17: FINANCIAL STATEMENTS

         The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18: FINANCIAL STATEMENTS

         See pages F-1 to F-63.

ITEM 19:   EXHIBITS

     19.1 INDEX TO ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AUDITED FINANCIAL STATEMENTS

           Report of independent auditors                                F-2

           Consolidated balance sheets as of December 31,                F-3
           2001 and 2002

           Consolidated statements of operations for the
           years ended December 31, 2000, 2001 and 2002                  F-5

           Consolidated statements of shareholders' equity for the
           years ended December 31, 2000, 2001 and 2002                  F-6

           Consolidated statements of cash flows for the
           years ended December 31, 2000, 2001 and 2002                  F-7

           Notes to consolidated financial statements                    F-8

     19.2  INDEX TO EXHIBITS

     1.1 Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company's Form 20-F filed with the Securities and Exchange Commission on June 21, 2001)

     1.2 Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 2.1 of the Company's Form 20-F filed with the Securities and Exchange Commission on June 21, 2001)

     4.1 Composite Services Agreement (incorporated by reference to Exhibit 3.1 of the Company's Form 20-F filed with the Securities and Exchange Commission on June 21, 2001)

     4.2 Indemnification Agreement dated November 6, 1996 (incorporated by reference to Exhibit 10.2 of the Company's Form F-1 filed with the Securities and Exchange Commission on November 13, 1996)

     4.3 Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder's Loan (incorporated by reference to Exhibit 5.1 of the Company's Form 20-F filed with the Securities and Exchange Commission on July 1, 2002)

     8 List of significant subsidiaries (see Note 1 to the consolidated financial statements)

     10   Certification under Section 906 of the Sarbanes Oxley Act.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ASIA PACIFIC WIRE & CABLE
                                       CORPORATION LIMITED



                                       /s/ Tom Tung
                                       -----------------------
Date:                                  Tom Tung
                                       Chairman

            CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

                                  CERTIFICATION

         I, David Sun, Chief Executive Officer of Asia Pacific Wire & Cable Corporation Limited, certify that:

          1. I have reviewed this annual report on Form 20-F of Asia Pacific Wire & Cable Corporation Limited;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

          4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days before the filing date of this annual report (the "Evaluation Date"); and

               c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

               a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

          6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  May 28, 2003                    /s/ David Sun
                                       ---------------------------
                                       David Sun
                                       Chief Executive Officer

            CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

                                  CERTIFICATION

         I, Aaron Chik, Chief Financial Officer of Asia Pacific Wire & Cable Corporation Limited, certify that:

          1. I have reviewed this annual report on Form 20-F of Asia Pacific Wire & Cable Corporation Limited;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

          4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               d) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               e) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days before the filing date of this annual report (the "Evaluation Date"); and

               f) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

               a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

          6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  May 28, 2003                    /s/ Aaron Chik
                                       ---------------------------
                                       Aaron Chik
                                       Chief Financial Officer

Audited Financial Statements


ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED



31 December 2002

                          INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

                                                                          Page

Report of independent auditors                                             F-2

Consolidated balance sheets as of December 31, 2001 and 2002               F-3

Consolidated statements of operations for the years ended
    December 31, 2000, 2001 and 2002                                       F-5

Consolidated statements of shareholders' equity for the years ended
    December 31, 2000, 2001 and 2002                                       F-6

Consolidated statements of cash flows for the years ended
    December 31, 2000, 2001 and 2002                                       F-7

Notes to consolidated financial statements                                 F-8

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Asia Pacific Wire & Cable Corporation Limited

         We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 4 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill. As described in
Note 12 to the consolidated financial statements, the Company's acquisition of Crown Century Holdings Limited and its wholly-owned subsidiary resulted in the restatement of the consolidated financial statements for periods prior to the combination.


                                       /s/ Ernst & Young
                                       Ernst & Young
                                       Certified Public Accountants

Singapore
March 28, 2003

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)
                                                                          DECEMBER 31,
                                                                   2001                 2002
                                                              (Restated)
ASSETS
Current assets:
   Cash and cash equivalents                                  $  14,241            $  14,431
   Short-term bank deposits                                       7,113                3,892
   Accounts receivable (note 9)                                  45,871               53,740
   Amounts due from related parties (note 16)                       669                4,675
   Inventories (note 9)
     Distributed products                                         2,221                2,750
     Finished products                                           14,618               15,188
     Products in process                                          5,839                7,634
     Raw materials and supplies                                   9,943               13,948
                                                             ----------           ----------
                                                                 32,621               39,520

   Investments (note 5)                                             177                  541
   Deferred tax assets (note 10)                                  1,475                  657
   Other current assets                                           6,232                3,332
                                                             ----------           ----------

Total current assets                                            108,399              120,788
                                                             ----------           ----------

Property, plant and equipment:
   Land                                                           3,817                4,017
   Land use rights                                                2,166                2,153
   Buildings                                                     24,310               33,191
   Machinery and equipment                                       76,071               76,652
   Motor vehicles                                                 2,344                2,544
   Office equipment                                               5,609                6,004
                                                             ----------           ----------
                                                                114,317              124,561

   Accumulated depreciation and amortization                    (47,391)             (56,311)
                                                             ----------           ----------

                                                                 66,926               68,250
                                                             ----------           ----------

Other assets:
   Long term investments (note 5)                                 2,596                2,412
   Investment in equity investees (note 20)                       8,359                8,735
   Goodwill (note 4)                                              5,609                7,607
   Other assets                                                     292                  168
   Deferred tax assets (note 10)                                  1,245                  233
                                                             ----------           ----------

                                                                 18,101               19,155
                                                             ----------           ----------

Total assets                                                   $193,426             $208,193
                                                             ==========           ==========

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)
                                                                                DECEMBER 31,
                                                                         2001                 2002
                                                                    (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Bank loans and overdrafts (note 6)                               $  35,526            $  36,808
   Accounts payable                                                    11,241               12,767
   Accrued expenses                                                     4,405                2,408
   Amounts due to related parties (note 16)                            10,642               16,052
   Short-term loans from a related party (note 16)                      1,792                2,251
   Income taxes                                                           453                1,450
   Current portion of long-term debt (note 7)                           6,495                1,125
   Other current liabilities                                              945                1,481
                                                                   ----------           ----------

Total current liabilities                                              71,499               74,342

Long-term debt, less current portion (note 7)                           1,924                  675

Long-term debt from related parties, less
   current portion (note 16)                                            8,822                8,822

Other liabilities                                                         229                  232

Deferred income taxes (note 10)                                         2,299                2,336

Minority interests                                                     27,935               29,739
                                                                   ----------           ----------

Total liabilities                                                     112,708              116,146
                                                                   ----------           ----------

Commitments and contingencies (notes 6 and 13)

Shareholders' equity (note 8):
   Common stock, $0.01 par value:
     Authorized shares - 20,000,000 shares
     Issued and outstanding shares - 13,830,769
       in 2001 and 2002                                                   138                  138
     Additional paid-in capital                                       111,541              111,541
   Retained earnings                                                    6,241               11,032
   Accumulated other comprehensive income (loss)                      (37,202)             (30,664)
                                                                   ----------           ----------

Total shareholders' equity                                             80,718               92,047
                                                                   ----------           ----------

Total liabilities and shareholders' equity                           $193,426             $208,193
                                                                   ==========           ==========

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US Dollars, except share data)

                                                                                   Year ended December 31,
                                                                       2000                2001                 2002
                                                                 (Restated)          (Restated)
Net sales
   Manufactured products                                          $ 160,016           $ 149,018            $ 185,742
   Distributed products                                              26,721              33,325               24,303
   Sales, delivery and installation of wires and cables               5,457              14,968               31,134
                                                                 ----------          ----------           ----------
                                                                    192,194             197,311              241,179

Costs of sales (purchases from related parties
  amounted to $47,708 in 2000, $51,469 in 2001
  and $81,910 in 2002)                                             (174,983)           (177,352)            (206,435)
                                                                 ----------          ----------           ----------

Gross profit                                                         17,211              19,959               34,744

Selling, general and administrative expenses                        (13,347)            (15,616)             (19,282)
Goodwill written off                                                   -                   (506)                -
Impairment loss                                                      (1,404)               -                  (1,559)
                                                                 ----------          ----------           ----------
Income from operations                                                2,460               3,837               13,903

Exchange gain (loss)                                                 (6,226)                (81)                 (16)
Interest income                                                         814                 901                  715
Interest expense                                                     (4,500)             (4,074)              (2,214)
Share of net loss of equity investees                                (2,844)             (2,535)              (4,090)
Gain on share issuance by subsidiaries and affiliates                  -                   -                   1,011
Gain (loss) on sale of investment                                     2,716                 743                 (557)
Gain on disposal of property                                          6,634                -                    -
Other income                                                          1,299               1,619                2,502
                                                                 ----------          ----------           ----------
Income before income taxes and
  minority interests                                                    353                 410               11,254

Income taxes (note 10)                                               (7,584)              1,411               (4,683)
Minority interests                                                    3,791              (1,730)              (1,780)
                                                                 ----------          ----------           ----------
Net (loss) income                                                    (3,440)                 91                4,791
                                                                 ==========          ==========           ==========

Basic and diluted (loss) income per share                             (0.25)               0.01                 0.35
                                                                 ==========          ==========           ==========

Basic and diluted weighted average
    common shares outstanding                                    13,830,769          13,830,769           13,830,769
                                                                 ==========          ==========           ==========


The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of US Dollars, except share data)

                                                                                            Accumulated
                                                       Additional                                 other
                                           Common         paid-in          Retained       comprehensive
                                            stock         capital          earnings       income (loss)         Total
                                       (Restated)      (Restated)        (Restated)          (Restated)    (Restated)
Balance at December 31, 1999                  138         111,541             9,590             (24,797)       96,472

Net loss for 2000                            -               -               (3,440)               -           (3,440)

Currency translation adjustment              -               -                 -                 (8,920)       (8,920)

Losses realized on disposal of
   available-for-sale securities             -               -                 -                    460           460

Unrealized gains on available-for-sale
   securities - net of income tax of $2      -               -                 -                    102           102
                                                                                                             --------
Comprehensive loss                                                                                            (11,798)
                                          -------        --------          --------            --------      --------
Balance at December 31, 2000              $   138        $111,541         $   6,150            $(33,155)     $ 84,674

Net income for 2001                          -               -                   91                -               91

Currency translation adjustment              -               -                 -                 (4,024)       (4,024)

Unrealized losses on available-for-sale
  securities - net of income tax of $9       -               -                 -                    (23)          (23)
                                                                                                              -------
Comprehensive loss                                                                                             (3,956)
                                          -------        --------          --------            --------      --------
Balance at December 31, 2001              $   138        $111,541         $   6,241            $(37,202)     $ 80,718

Net income for 2002                          -               -                4,791                -            4,791

Currency translation adjustment              -               -                 -                  6,919         6,919

Unrealized losses on available-for-sale
  securities - net of income tax of $10      -               -                 -                   (381)         (381)
                                                                                                             --------
Comprehensive income                                                                                           11,329
                                          -------        --------          --------            --------      --------
Balance at December 31, 2002              $   138        $111,541          $ 11,032            $(30,664)     $ 92,047
                                          =======        ========          ========            ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US Dollars, except share data)
                                                                                         Year ended December 31,
                                                                       2000                2001                 2002
Operating activities:                                            (Restated)          (Restated)
   Net (loss) income                                             $   (3,440)       $         91             $  4,791
   Adjustments to reconcile net loss to net
      cash provided by (used in) operating activities:
     Gain on disposal of property, plant and equipment                  (35)               -                      (7)
     Depreciation and amortization                                   11,291              11,210                9,805
     Goodwill written off                                              -                    506                 -
     Deferred income taxes                                            5,792              (2,247)               1,867
     Provision for doubtful accounts                                    529                (255)                 968
     Provision for slow-moving inventories                              951               1,205                  847
     Undistributed loss of equity investees                           2,844               2,535                4,090
     Impairment loss                                                  1,404                -                   1,559
     Gain on share issuance by subsidiaries and affiliates             -                   -                  (1,011)
     (Gain) loss on sale of investment                               (2,716)               (743)                 557
     Gain on disposal of property                                    (6,634)               -                    -
     Minority interests                                              (3,791)              1,730                1,780
     Foreign currency translation adjustment                         (9,376)                447                5,192
     Changes in operating assets and liabilities
         net of acquisitions of businesses:
           Accounts receivable                                       (1,319)             (4,075)              (8,836)
           Inventories                                               (1,402)              4,542               (7,746)
           Other current assets                                      (1,061)             (1,662)               3,024
           Amounts due to related parties                             2,317                 715                1,404
           Accounts payable, accrued expenses and other liabilities  (2,928)             (2,958)               1,065
                                                                    -------             -------              -------
Net cash provided by (used in) operating activities                  (7,574)             11,041               19,349

Investing activities:
   Decrease (increase) in short-term bank deposits                   (6,784)              4,274                3,221
   Investment in equity investees                                    (1,153)             (2,857)              (4,018)
   Advance to equity investees                                       (1,330)             (1,380)                (353)
   Purchases of property, plant and equipment                       (12,070)             (9,116)             (11,135)
   Proceeds from disposal of property, plant and equipment           16,628               4,047                  266
   Acquisition of additional investment in subsidiary                  (320)             (1,341)              (1,998)
   Proceeds from disposal of equity investees                         2,773                -                    -
   Proceeds from disposal of investment                                  10                 743                 -
   Disposal of other assets                                             104                  44                 -
   Purchases of other assets                                           -                   -                    (364)
   Investment in long-term investments                                 (942)                (97)                (197)
                                                                    -------             -------              -------
Net cash used in investing activities                                (3,084)             (5,683)             (14,578)

Financing activities:
   Additions of loans from related parties                            3,000                -                     459
   Repayments of loans from related parties                            -                 (4,276)                -
   Additions of long-term debt                                        5,417               8,223                 -
   Repayments of long-term debt                                      (2,168)             (7,598)              (6,619)
   Repayments of bank loans                                          (8,873)            (20,956)              (5,719)
   Increase in bank loans                                            18,011              10,144                7,051
   Net increase (decrease) in overdrafts                                547                (917)                 (50)
                                                                    -------             -------              -------
Net cash provided by (used in) financing activities                  15,934             (15,380)              (4,878)

Effect of exchange rate changes on cash and cash equivalents         (1,849)               (371)                 297
                                                                    -------             -------              -------
Net increase (decrease) in cash and cash equivalents                  3,427             (10,393)                 190
Cash and cash equivalents at beginning of year                       21,207              24,634               14,241
                                                                    -------             -------              -------
Cash and cash equivalents at end of year                          $  24,634           $  14,241            $  14,431
                                                                    =======             =======              =======

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         The Company, which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. ("PEWC"), was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. PEWC is a company listed on the Taiwan Securities Exchange and is principally engaged in the electric wire and cable industry.

         As of December 31, 2002, PEWC indirectly held approximately 75.4% of the outstanding shares of the Company's common stock. Of these shares, Pacific USA Holdings, Inc. ("PUSA"), a subsidiary of PEWC, holds 53.0% of the outstanding shares of the Company's common stock. On December 2, 2002, PUSA filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The future ownership of these shares held by PUSA may be affected by these bankruptcy proceedings and an Amended and Restated Pledge Agreement dated February 20, 2002 among Swiss Re Financial Products Corporation ("Swiss Re"), PUSA, certain affiliates of PUSA and PEWC (the "Pledge Agreement") pursuant to which these shares (the "Pledged Shares") are pledged to Swiss Re.

         The Company is unable to predict the outcome of these bankruptcy proceedings, including whether Swiss Re might foreclose on the Pledged Shares if Swiss Re's security interest in the Pledged Shares is not released.

         While these matters are being resolved, subject to the requirements imposed by the bankruptcy court and the terms of the Pledge Agreement, PEWC is able to elect the majority of the members of the Company's Board of Directors and has the power to determine the outcome of other actions requiring the approval of the shareholders.

         The Company engages in transactions in the ordinary course of business with PEWC. Both the Company and PEWC have entered into a composite services agreement dated November 7, 1996 (the "Composite Services Agreement") as described in Note 16. However, the Company is unable to predict whether PEWC would, at some future date, seek to limit the business it conducts with the Company pursuant to the terms of the Composite Services Agreement either because Swiss Re had foreclosed on the Pledged Shares or for some other reason.

         The Company's operating subsidiaries (the "Operating Subsidiaries") are engaged in the manufacturing and distribution of telecommunications and power cable and enameled wire products in Singapore, Thailand, Australia, the People's Republic of China ("PRC") and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. Charoong Thai Wire and Cable Public Company Limited ("Charoong Thai") is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

         Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2000, 2001 and 2002 include the following:

         (a) purchase in 2000 of a 74.62% equity interest in Shandong Pacific Fiber Optics Co., Ltd. ("Shandong Pacific") for a consideration of $1,416.

         (b) purchase in 2000 of an additional 1.59% interest in Shanghai Yayang Electric Co., Ltd. ("Shanghai Yayang") for $1,052, thereby increasing the Company's interests in Shanghai Yayang from 61.29% to 62.88% in 2000. The increase in the Company's interests in Shanghai Yayang has been accounted for as a purchase. Accordingly, the excess of fair value of assets acquired over the amount paid for the incremental ownership of 1.59% resulted in a goodwill of $310.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         (c) purchase in 2001 of an additional 20.8% interest in Ningbo Pacific Cable Co., Ltd. ("Ningbo") (formerly known as Ningbo Pacific CDC Cable Co., Ltd.) for $725, thereby increasing the Company's interests in Ningbo from 70% to 90.8% in 2001. The increase in the Company's interests in Ningbo has been accounted for as a purchase. Accordingly, the excess of fair value of assets acquired over the amount paid for the incremental ownership of 20.8% resulted in a goodwill of $582.

         (d) purchase in 2001 of an additional 40% interest in Sigma-Epan International Pte Ltd. ("Sigma-Epan") for $425, thereby increasing the Company's interests in Sigma-Epan from 60% to 100% in 2001. The increase in the Company's interests in Sigma-Epan has been accounted for as a purchase. Accordingly, the excess of fair value of assets acquired over the amount paid for the incremental ownership of 40% resulted in a goodwill of $246.

         (e) purchase in 2001 of additional new shares in Shanghai Yayang by the Company's 66.15% held subsidiary for $950, which resulted in a goodwill of $513. However, the issuance of new shares during the year by Shanghai Yayang has caused the Company's effective interest in Shanghai Yayang to be diluted from 62.88% to 62.09%.

         (f) purchase in 2001 of an additional 16.66% interest in Loxley Pacific Co., Ltd ("Lox Pac") for $1,054, thereby increasing the Company's interest in Lox Pac from 13.9% to 30.56%.

         (g) purchase on March 22, 2002 of 100% of PEWC's interest in Crown Century Holdings Limited ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd ("PEWS") (collectively referred to as "CCH"), resulting in CCH becoming a wholly-owned subsidiary of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 shares of the Company's common stock. Since the entities were under common control, the merger has been accounted for at historical cost in a manner similar to pooling-of-interests and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of both entities.

         (h) purchase in 2002 of an additional 3.51% interest in Ningbo for $5,830, thereby increasing the Company's interest in Ningbo from 90.8% to 94.31% in 2002. The increase in the Company's interest in Ningbo has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 3.51% resulted in goodwill of $327.

         (i) purchase in 2002 of additional new shares in Shanghai Yayang for $250, thereby increasing the Company's interest in Shanghai Yayang from 62.09% to 63.81%. The increase in the Company's interest in Shanghai Yayang has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 1.72% resulted in goodwill of $85. The Company further purchased additional new shares in Shanghai Yayang for $50. However, further issuance of new shares during the year by Shanghai Yayang has caused the Company's effective interest in Shanghai Yayang to be diluted from 63.81% to 62.39%. The Company recognized a loss of $79 on the issuance of new shares by Shanghai Yayang.

         (j) purchase in 2002 of a 48.72% equity interest in Shandong Huayu Pacific Fibre Optics Communications Co., Ltd ("Shandong Huayu") for a consideration of $2,330.

         (k) purchase in 2002 of an additional 1.84% interest in Newcall Communications Singapore Pte Ltd ("NCS"), thereby increasing the Company's interest in NCS from 37.69% to 39.53% in 2002. The purchase consideration of $535k was fully written off in the current year as NCS was liquidated during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         (l) purchase in 2002 of additional new shares in Lox Pac for $1,153. However, further issuance of new shares during the year by Lox Pac has caused the Company's effective interest in Lox Pac to be diluted from 30.56% to 24.58%. The Company recognized a loss of $77 on the issuance of new shares by Lox Pac.

         (m) purchase in 2002 of the remaining 33.85% interest in Siam Pacific for $11,563, in the form of Charoong Thai shares issued to the minority shareholders. The excess of fair value of the assets acquired over consideration paid resulted in goodwill of $1,586. However, the further issuance of new Charoong Thai shares and the disposal of Charoong Thai shares have caused the Company's effective interest in Siam Pacific to be diluted from 66.15% to 63.87%. The Company recognized a gain of $1,167 and a loss of $557 on the issuance of new shares by Charoong Thai and the disposal of Charoong Thai shares, respectively.

         The Company was formed to take up PEWC's wire and cable business in Singapore, Thailand, Australia and the People's Republic of China and was successfully listed on the New York Stock Exchange in March 1997. The percentage of holding of the subsidiaries and equity investees of the Company are set out below.

                                                                                                            Place of
                                                                           Percentage of               incorporation
         Company                                                         equity interest              and operations
         -------                                                         ---------------              --------------
                                                                         2001       2002
                                                                   (Restated)
         Asia Pacific Wire & Cable General Holdings Ltd.                 100%       100%                 The British
                                                                                                      Virgin Islands

         Sigma Cable Company (Private) Limited                         98.24%     98.24%                   Singapore

         Sino-Sin Trading Pte Ltd.                                       100%       100%                   Singapore

         Siam Pacific Electric Wire & Cable Company                    66.15%     63.87%                    Thailand
             Limited ("Siam Pacific") **

         Pacific-Thai Electric Wire & Cable Company                    66.15%     63.87%                    Thailand
             Limited ("Pacific Thai") **

         Australia Pacific Electric Cable Pty Limited ("APEC")          98.48%    98.48%                   Australia

         Ningbo Pacific Cable Co., Ltd.                                 90.8%     94.31%                The People's
                                                                                                   Republic of China

         Crown Century Holdings Limited                                  100%       100%                   Hong Kong

         Pacific Electric Wire & Cable (Shenzhen) Co., Ltd               100%       100%                The People's
                                                                                                   Republic of China

         Hard Lek Limited                                              73.98%     73.98%                    Thailand

         PRC (APWC) Holding Ltd.                                         100%       100%                 The British
                                                                                                      Virgin Islands

         Australia Pacific Electric Cable (Holdings) Pty Ltd.            100%        --                    Australia

         Samray Inc.                                                     100%       100%                 The British
                                                                                                      Virgin Islands

         Siam (APWC) Holdings Ltd.                                       100%       100%                 The British
                                                                                                      Virgin Islands

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

                                                                                                            Place of
                                                                           Percentage of               incorporation
         Company                                                         equity interest              and operations
         -------                                                         ---------------              --------------
                                                                         2001       2002
                                                                   (Restated)
         Moon View Ltd.                                                  100%       100%                 The British
                                                                                                      Virgin Islands

         Trigent Investment Holdings Limited                             100%       100%                 The British
                                                                                                      Virgin Islands

         Siam Pacific Holding Company Limited ("SPHC")                    49%        49%                    Thailand

         Charoong Thai Wire and Cable Public                           69.18%     63.87%                    Thailand
             Company Limited

         Sigma-Epan International Pte Ltd.                               100%       100%                   Singapore

         China (APWC) Holdings Ltd.                                      100%       --                   The British
                                                                                                      Virgin Islands

         Crown Century Holdings Ltd.                                      --        100%                 The British
                                                                                                      Virgin Islands

         APWC (Thailand) Co., Ltd.                                     95.59%     95.59%                    Thailand

         PEWC (Thailand) Co., Ltd.                                     95.59%     95.59%                    Thailand

         Shanghai Yayang Electric Co., Ltd.                            62.09%     62.39%                The People's
                                                                                                   Republic of China

         Myanmar Sigma Cable Co., Ltd.                                    80%        80%                     Myanmar

         Singvale Pte Ltd                                                100%       100%                   Singapore

         Shandong Pacific Fiber Optics                                    51%        51%                The People's
             Co., Ltd. ("Shandong Pacific") ^                                                      Republic of China

         Shandong Huayu Pacific Fibre Optics                           -          48.72%                The People's
            Communications Co., Ltd                                                                Republic of China
            ("Shandong Huayu")

         Region Aim Sdn. Bhd. ("Region Aim")                              50%     -                         Malaysia

         Loxley Pacific Co., Ltd.                                      30.56%     24.58%                    Thailand

         Thai Professional Telecom Network                                21%     19.16%                    Thailand
             Co., Ltd. ("Thai Professional")

         Newcall Group Limited                                         22.53%     20.81%                 New Zealand

         Newcall Communications Singapore                              37.69%     -                        Singapore
             Pte Ltd #

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         ^ Shangdong Pacific was incorporated under the laws of the People's Republic of China on Joint Ventures using Chinese and Foreign Investment. The tenure for this joint venture is 50 years and the Company's interest in accordance to the joint venture agreement is 51%. Due to the timing difference in the contribution of outstanding capital by the joint venture parties during 2001, the Company's effective interest has been diluted from 74.62% to 51%.

         # Newcall Communication Singapore Pte Ltd ("NCS"), was formally a 100% owned subsidiary of Newcall Group Limited ("NGL"). During 2001, the Company's 98.48% owned subsidiary, Sigma Cable Company (Private) Limited ("Sigma Cable"), together with other external parties, converted their convertible loans and amount due from NCS to ordinary shares of NCS. As a result, the Company's effective interest in NCS increased from 22.62% to 37.69%. Accordingly, NGL's interest in NCS was diluted from 100% to 44%. NCS was liquidated during 2002.

         ** On February 21, 2002, SPHC disposed of its shareholdings in Siam Pacific to its shareholders in proportion relative to their respective shareholdings in SPHC at a consideration of $3.87 per share. This transaction did not result in a change in the Company's effective interest in Siam Pacific. On July 2, 2002, Charoong Thai acquired 100% of the outstanding shares in Siam Pacific from the shareholders of SPHC by issuing 177,550,000 new shares at 5 Baht each in exchange for Siam Pacific shares at a swap ratio of 26.5 new Charoong Thai shares for every 1 Siam Pacific share. This transaction together with disposal of Charoong Thai shares during the year has caused the Company's effective interest in Charoong Thai to be diluted from 69.18% to 63.87%.


2.       BASIS OF PRESENTATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The basis of accounting differs from that used in the statutory financial statements of the Company's subsidiaries and equity investee companies, which are prepared in accordance with the accounting principles generally accepted in their respective countries of incorporation. In the opinion of management, the consolidated financial statements have reflected all costs incurred by the Company and its subsidiaries in operating the business.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation. The Company's investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies' operating and financial policies.

         Use of Estimates

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         Inventories

         Inventories are valued at the lower of cost or market value. Cost is determined using the first-in, first-out or weighted average method.

         Property, Plant and Equipment

         Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. No depreciation is charged for construction in progress and machinery and equipment under installation. Depreciation is provided as follows:

         Land                                     Nil
         Land use rights                          49 - 50 years
         Buildings                                5 - 20 years
         Machinery and equipment                  5 - 10 years
         Motor vehicles                           3 - 8 years
         Office equipment                         3 - 10 years

         Depreciation for 2000, 2001 and 2002 amounted to $11,160, $11,074 and $9,805, respectively.

         In December 2000, Sigma Cable received a compensation of $8,621 from the government for surrendering its property. The consideration received included an ex-gratia amount of $1,562 to defray relocation costs. As monetary compensation was received, the gain of $6,634, taking into consideration the net book value of the property, has been recognized as a gain on disposal of property in 2000.

         Capitalized interest on construction in progress is added to the cost of the underlying asset and is amortized over the estimated useful life of the asset in the same manner as the underlying asset. In 2002, the Company capitalized interest of $207 on its construction of a factory building in Singapore.

         Goodwill

         Goodwill arose from the excess of the cost of purchased businesses over the value of the underlying net assets.

         In June 2001, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 141, "Business Combinations" ("Statement 141") and FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). The Company adopted Statement 141 and Statement 142 on January 1, 2002.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Goodwill (continued)

         Goodwill, including goodwill associated with equity method investments are not amortized, but tested for impairment annually or more frequently if circumstances indicate that impairment may exist.

         Statement 142 provides for a six month period from the date of implementation to record impairment under the new method. The impairment charge, if any, would be recorded as a cumulative effect of a change in accounting principle. The fair value exceeded the book value of each reporting unit as of January 1, 2002 and, accordingly, there was no impairment charge as a result of the implementation of the new standard. The impact on net income and earnings per share for the twelve months ended December 31, 2001 as if Statement 142 had been implemented as of the beginning of fiscal 2000 is disclosed in Note 4.

         Under Statement 142, the Company is required to assess whether goodwill is impaired at least annually using a two-step process. This assessment was made as of December 31, 2002, and no impairment was indicated.

         In 2001, in view of the poor sales and operating performance of a subsidiary, the Company evaluated the goodwill attributable to that subsidiary and concluded that the goodwill was impaired. The carrying amount of goodwill of $500 was expensed during 2001.

         In 2001 and 2000, goodwill was amortized using the straight-line method over the lesser of its expected useful life or 40 years.

         Cash and Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         Income Taxes

         Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes."

         Investments

         Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest on securities classified as held-to-maturity is included in investment income.

         Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Investments (continued)

         Investments in which the Company does not have a controlling interest or an ownership and voting interest so large as to exert significant influence, and which are not publicly traded are accounted for at cost.

         A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to earnings. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

         Impairment of Long-Lived Assets

         In August 2001, the FASB issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("Statement 144"). Statement 144 addresses significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("Statement 121") and develops a single accounting model, based on the framework established in Statement 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. Statement 144 also modifies the accounting and disclosure rules for discontinued operations. The Company adopted the standard effective January 1, 2002.

         Revenue Recognition

         Sales represents the invoiced value of goods sold, net of value added tax and returns, commission income earned on distribution activities, and service fee income on installation activities. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

         Sales of goods and distribution activities

         The Company recognizes revenue from the sale of goods and distribution activities upon passage of title to the customer which coincides with their delivery and acceptance. This method of revenue recognition is in accordance with Staff Accounting Bulletin, SAB 101 - "Revenue Recognition in Financial Statements."

         Installation activities

         The Company recognizes revenue from installation activities using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with Statement of Position (SOP) 81-1, "Accounting for the Performance of Construction-Type and Certain Production-Type Contracts" issued by the American Institute of Certified Public Accountants.

         Shipping and Handling Costs

         The Company classifies such costs as cost of sales.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


         Foreign Currency Translation

         The consolidated financial statements have been presented in United States dollars.

         Foreign currency transactions are recorded at the applicable rates of exchange in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. Exchange differences are dealt with in the consolidated statements of operations.

         The financial statements of the Company's subsidiaries where the local currency is the functional currency have been translated into United States dollars in accordance with FASB Statement No. 52, "Foreign Currency Translation." All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the exchange rate in effect during the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders' equity.

         Foreign Currency Forward Contracts

         The Company uses Thai Baht forward foreign exchange contracts to reduce its exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent US dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included in income as foreign exchange gains or losses.

         The Company recognizes all derivative financial instruments, such as interest swap contracts and foreign exchange contracts, in the consolidated financial statements at fair value regardless of the purposes or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of comprehensive income depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value or cash flow hedge.

         Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged items that relate to the hedged risks. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair values of derivatives not qualifying as hedges are reported in income.

         As at December 31, 2002 and 2001, the Company has entered into forward exchange contracts with notional value of $1,009 and $800, respectively. The fair value of the forward exchange contracts as at December 31, 2002 and 2001 were $1 and $1, respectively. These forward exchange contracts do not qualify for hedge accounting in accordance with FASB Statement No. 133 "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

         Gain on Issuance of Shares by Subsidiaries

         At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary's ability to continue in existence, the Company records the increase as a non-operating gain in the Consolidated Statements of Operations. Otherwise, the increase is reflected in "effect of subsidiaries' equity transactions" in the Company's Consolidated Statements of Shareholders' Equity.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Earnings (Loss) Per Share

         Basic and diluted earnings (loss) per share is calculated in accordance with FASB Statement No. 128, "Earnings Per Share."

         Asset Impairment Loss

         In 2002, the Company recorded impairment charges of $1,559 related to the impairment of certain property, plant and equipment of Ningbo, included in the manufactured products segment.

         These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management's revised outlook due to the prolonged unfavourable market conditions. The remaining carrying value of these impaired long-lived assets, immediately after recording the impairment charge, was approximately $173.

         In 2000, the Company recorded as asset impairment loss of $1,404 arising from the intended cessation of its Myanmar operation in 2001.

         Details of the impairment loss is as follows :

              Factory building                                       $1,105
              Machinery and equipment                                    71
              Motor vehicle                                              19
              Office equipment                                          209
                                                                     ------
                                                                     $1,404
                                                                     ------

         The Company determined the above impairment loss based on the best information available to reflect the recoverable amount that the Company could obtain, as of December 31, 2000, for the disposal of these assets between willing and knowing parties, after deducting the cost of disposal. In 2000, the Myanmar operations, included in the manufactured product segment, resulted in a loss of $326, excluding the impairment loss of $1,404.

         During 2001, the Company disposed of the factory building and machinery equipment to the Myanmar Economic Corporation for $3,500 and the Myanmar operations ceased. For the year ended December 31, 2001, the Myanmar operations, included in the manufactured product segment, resulted in a gain of $52.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         New Standards To Be Implemented

         In June 2001, the FASB issued FASB Statement No. 143, "Accounting for Asset Retirement Obligations." The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. The Company will adopt the standard effective January 1, 2003. The Company is reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

         In June 2002, the FASB issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146"). This statement supercedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability was recognized at the date an entity committed to an exit plan. Statement 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of Statement 146 will be effective for any exit and disposal activities initiated after December 31, 2002. Its adoption is not expected to have a material effect on the financial statements.

         In November 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes. Management is currently evaluating the effect that the adoption of EITF 00-21 will have on its results of operations and financial position.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is reviewing the provisions of FIN 45 relating to the initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002, but does not expect the adoption to have a material impact on the financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


4.       GOODWILL

         Goodwill relates to the manufactured products segment and the changes in the carrying value of goodwill for the year ended December 31, 2002 are as follows :-

         Balance, December 31, 2001                                                                         $  5,609
         Goodwill acquired                                                                                     1,998
                                                                                                             -------
         Balance, December 31, 2002                                                                         $  7,607
                                                                                                              ======

         The following tables adjust net income (loss) and earnings (loss) per share to adjusted amounts that reflect the elimination of goodwill amortization for the comparable years ended December 31, 2001 and 2000 prior to adoption of Statement 142: -

                                                                                            Year ended December 31,
                                                                                           2000                 2001
         NET INCOME (LOSS)
           Reported net income (loss)                                                   $(3,440)             $    91
           Goodwill amortization                                                            131                  136
           Equity method goodwill amortization                                              232                  210
                                                                                        -------              -------
           Adjusted net income (loss)                                                    (3,077)                 437
                                                                                        =======              =======

         BASIS AND DILUTED EARNINGS (LOSS) PER SHARE
           Reported net income (loss)                                                   $ (0.25)             $  0.01
           Goodwill amortization                                                           0.01                 0.01
           Equity method goodwill amortization                                             0.02                 0.01
                                                                                        -------              -------
           Adjusted net income (loss)                                                   $ (0.22)             $  0.03
                                                                                        =======              =======

5.       INVESTMENTS

         The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                                    Available-for-sale Securities
                                                   ------------------------------------------------------------------
                                                                         Gross              Gross          Estimated
                                                                    Unrealized         Unrealized               Fair
                                                        Cost             Gains             Losses              Value
                                                   ------------------------------------------------------------------
         December 31, 2001
         Quoted equity securities                     $   95            $   82             $  --              $  177
                                                      ======            ======             ======             ======

         December 31, 2002
         Quoted equity securities                     $  790            $   53             $ (302)            $  541
                                                      ======            ======             ======             ======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


5.       INVESTMENTS (continued)

                                                                         Held-to-maturity Securities
                                     -------------------------------------------------------------------------------
                                                                  Gross                Gross              Estimated
                                        Amortized            Unrealized           Unrealized                   Fair
                                             Cost                 Gains               Losses                  Value
                                     -------------------------------------------------------------------------------
         December 31, 2001
         Corporate debts                   $  113                $  --                $  --                  $  113
                                           ======                ======               ======                 ======

         December 31, 2002
         Corporate debts                   $  120                $  --                $  --                  $  120
                                           ======                ======               ======                 ======

         A summary of the carrying values and balance sheet classification of all investments in debt and equity securities including held-to-maturity and available-for-sale securities disclosed above was as follows:

                                                                                              December 31,
                                                                                           2001                 2002
         Available-for-sale equity securities                                        $      177           $      541
                                                                                     ----------           ----------

                Short-term investments                                                      177                  541
                                                                                     ----------           ----------

         Held-to-maturity debt securities                                            $      113           $      120
         Equity securities in privately-held companies and other investments              2,483                2,292
                                                                                     ----------           ----------

                Long-term investments                                                     2,596                2,412
                                                                                     ----------           ----------
         Total investments                                                           $    2,773           $    2,953
                                                                                     ==========           ==========

         There were net realized losses of $460, $nil and $nil on sales of available-for-sale securities in 2000, 2001 and 2002, respectively. The disposal of available-for-sale securities was for a consideration of $10, $4 and $nil in 2000, 2001 and 2002, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity totaled, $102, $(23) and $(381) in 2000, 2001 and 2002, respectively.

         On December 31, 2001 and 2002, the Company held available-for-sale and held-to-maturity securities issued by a minority shareholder of two of the Operating Subsidiaries with costs of $114 and $538, respectively. The estimated fair values of such available-for-sale and held-to-maturity securities were $1 and $113 and at December 31, 2001 and $394 and $120 at December 31, 2002, respectively.

         The contractual maturity dates of the debt securities held-to-maturity at December 31, 2002 were due in 2005.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


6.       CREDIT ARRANGEMENTS

         Under line of credit arrangements for short-term debt with the Company's bankers, the Company may borrow up to approximately $85,000 on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2002, the unused portion of the credit lines was approximately $37,000, which included unused letters of credit amounting to $27,960. Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2002, the Company had open letters of credit totaling $22,315. Liabilities relating to the letters of credit are included in current liabilities.

         The credit lines of the Company were secured by:

         (i) Mortgage of the Company's land, buildings, machinery and equipment with a total carrying amount of $3,793 at December 31, 2002;

         (ii)     Pledge of short-term deposits of $3,873 at December 31, 2002;

         (iii) Joint and several personal guarantees from certain directors of a subsidiary of the Company; and

         (iv)     Corporate guarantees issued by the holding company.


         The weighted average interest rates on bank loans and overdrafts as of December 31, 2001 and 2002 were 5.5% and 5.6%, respectively.


7.       LONG TERM DEBT

                                                                                              December 31,
                                                                                           2001                 2002
                                                                                     (Restated)
         Bank loans                                                                     $ 8,419              $ 1,800
         Less: Current portion                                                           (6,495)              (1,125)
                                                                                        -------              -------
                                                                                        $ 1,924              $   675
                                                                                        =======              =======

         During 2000, 2001 and 2002 interest paid totaled $982, $2,800 and $1,392, respectively. The bank loan on December 31, 2002 is secured by land and buildings of a subsidiary (the "Subsidiary") of the Company with a net book value of $2,657 on December 31, 2002 and the requirement to maintain a certain minimum percentage holding of the Subsidiary.

         The above loan bears interest at the bank's bill rate plus 1%, and the interest rates on December 31, 2001 and 2002 were approximately 8.41% and 8.8%, respectively.

         The above loan amount as at December 31, 2002 is due for repayment over the next 2 years.

         The current portion of bank loans in 2001 were fully repaid during 2002.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


8.       DISTRIBUTION OF EARNINGS

         The Company's ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the investee companies.

         As described in Note 2, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries and investee companies. In accordance with the relevant laws and regulations applicable to the Company's subsidiaries and investee companies, the earnings available for distribution are based on their respective statutory financial statements. At December 31, 2002, the amount of the Company's retained earnings available for distribution was approximately $6,263 and the consolidated retained earnings included $(3,388), $(995), $(600), $(1,768) and $nil of Lox
         Pac, Thai Professional, SPHC, NGL and Shandong Huayu, respectively.


9.       VALUATION AND QUALIFYING ACCOUNTS

                                           Balance at      Net charged                     Currency         Balance
                                            beginning     to costs and                  translation          at end
         Description                          of year       expenses       Deduction    adjustments         of year
         -----------                     ------------      ---------       ---------    -----------       ---------
                                           (Restated)     (Restated)      (Restated)     (Restated)      (Restated)
         Year ended December 31, 2000:
           Deducted from asset accounts
             Allowance for doubtful accounts  $ 4,049          $   529       $  (275)       $  (688)        $ 3,615
             Allowance for inventories          1,414              951          -            (1,028)          1,337
                                              -------          -------       -------        -------         -------
                                              $ 5,463          $ 1,480       $  (275)       $(1,716)        $ 4,952
                                              =======          =======       =======        =======         =======

         Year ended December 31, 2001:
           Deducted from asset accounts
             Allowance for doubtful accounts  $ 3,615          $  (255)      $  (272)       $   (59)        $ 3,029
             Allowance for inventories          1,337            1,205          --              (24)          2,518
                                              -------          -------       -------        -------         -------
                                              $ 4,952          $   950       $  (272)       $   (83)        $ 5,547
                                              =======          =======       =======        =======         =======

         Year ended December 31, 2002:
           Deducted from asset accounts
             Allowance for doubtful accounts  $ 3,029          $   968       $  (123)       $    84         $ 3,958
             Allowance for inventories          2,518              847        (1,012)            52           2,405
                                              -------          -------       -------        -------         -------
                                              $ 5,547          $ 1,815       $(1,135)       $   136         $ 6,363
                                              =======          =======       =======        =======         =======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

10.      INCOME TAXES

         Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax is imposed upon payments of dividends by the Company to its shareholders.

         The Company's investments in the Operating Subsidiaries are held through subsidiaries incorporated in the British Virgin Islands ("BVI"). Under current BVI law, dividends from the BVI subsidiaries' investments are not subject to income taxes and no withholding tax is imposed on payments of dividends by the BVI subsidiaries to the Company.

         The Operating Subsidiaries and Equity Investees are governed by the income tax laws of Singapore, Thailand, Australia, New Zealand, the People's Republic of China and Myanmar. The corporate income tax rate in Singapore was 25.5%, 24.5% and 22% for 2000, 2001 and 2002,
         respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2002 and a withholding tax of 3% is levied on dividends received by the Company. In Australia, the corporate income tax rate was 34% for 2000/2001, 30% for 2001/2002 and 30% for 2002/2003 tax years. The corporate income tax rate for New Zealand was 33% for 2000/2001, 2001/2002 and 2002/2003 tax years and a withholding tax of 30% is levied on dividends received by the Company. The applicable corporate income tax rate for the subsidiaries in the People's Republic of China was 33% for each of the three years ended December 31, 2002. The corporate income tax rate for Myanmar was 30% for 1999/2000, 2000/2001 and 2001/2002 tax years.

         Pursuant to the Income Tax Law of the PRC concerning foreign investment enterprises and various local income tax laws (the Income Tax Law), the enterprises generally are subject to income tax at an effective rate of 33% (30% State income taxes plus 3% local income taxes) on income as reported in their statutory accounts unless the enterprise is located in specially-designated regions or cities for which more favorable effective rates apply.

         PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15% (50% of the full rate of 30% State income taxes and no local income taxes). PEWS is exempt from income tax for the two years starting from its first profitable year of operations (2001). PEWS is entitled to a 50% tax exemption from the State income taxes for a further three-year period (2003 to 2005) under the Income Tax Law.

         Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

                                                                                 Year ended December 31,
                                                                    2000                   2001                 2002
                                                               (Restated)             (Restated)
         Thailand                                               $ (1,557)              $  7,264              $17,131
         Singapore                                                 7,420                 (3,450)              (3,572)
         Australia                                                  (771)                (1,361)               1,257
         The People's Republic of China                             (560)                 1,516                1,117
         Myanmar                                                  (1,665)                    52                  (24)
         Others                                                      330                 (1,076)                (561)
                                                                 -------                -------              -------
                                                                   3,197                  2,945               15,348

         Equity investees
             Thailand                                               (565)                  (316)              (3,357)
             New Zealand                                          (2,286)                (1,319)                (221)
             Singapore                                              -                      (901)                (475)
             Others                                                    7                      1                  (41)
                                                                 -------                -------              -------
                                                                 $   353                $   410              $11,254
                                                                 =======                =======              =======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

10.      INCOME TAXES (continued)

         Significant components of the provision (benefit) for income taxes are as follows:

                                                                                 Year ended December 31,
                                                                    2000                   2001                 2002
                                                               (Restated)             (Restated)
         Allocated to net income
         Current:
           Thailand                                             $    590             $      555            $   2,787
           Singapore                                                 307                    281                  (30)
           Myanmar                                                  -                      -                      12
                                                                 -------                -------              -------
         Total current                                               897                    836                2,769
                                                                 -------                -------              -------

         Deferred:
           Thailand                                                6,578                 (2,074)               2,022
           Singapore                                                 109                   (173)                (108)
                                                                 -------                -------              -------
         Total deferred                                            6,687                 (2,247)               1,914
                                                                 -------                -------              -------
                                                                 $ 7,584                $(1,411)              $4,683
                                                                 =======                =======               ======

         Allocated to comprehensive income (loss)                $     2                $    (9)             $   (10)
                                                                 =======                =======              =======

         On December 31, 2002, the Operating Subsidiaries had net operating loss carry forwards of approximately $26,895, for income tax purposes, which can be carried forward indefinitely.

         The provision for income taxes differs from the amount computed by applying the respective statutory rates to income before income taxes of the Company and the Operating Subsidiaries. The principal reasons for the difference are listed in the following table:

                                                                                 Year ended December 31,
                                                                    2000                   2001                 2002
                                                              (Restated)             (Restated)
         Tax at statutory rate in Bermuda                        $  --                  $   --               $    --
         Higher statutory rate in Thailand                           306                  2,401                3,540
         Higher statutory rate in Singapore                        1,893                   (720)                (891)
         Higher statutory rate in Australia                         (278)                  (407)                 377
         Higher statutory rate in New Zealand                       (735)                  (733)                 (66)
         Higher statutory rate in the People's
           Republic of China                                        (185)                   500                  369
         Higher statutory rate in Myanmar                           (500)                  (365)                  (7)
                                                                 -------                -------              -------
                                                                     501                    676                3,322

         Expenses not deductible for tax purposes                  1,005                    515                1,023
         Changes in valuation allowance                            2,414                 (1,959)                 740
         Withholding tax on net income retained                     -                        56                 --
         Others                                                    3,664                   (699)                (402)
                                                                 -------                -------              -------
         Total charge (benefit) for the year                     $ 7,584                $(1,411)             $ 4,683
                                                                 =======                =======              =======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


10.      INCOME TAXES (continued)

         Deferred tax liabilities and assets are comprised of the following:

                                                                                                  December 31,
                                                                                           2001                 2002
                                                                                     (Restated)
         Deferred tax liabilities:
           Tax over book depreciation                                                   $  (597)             $  (791)
           Book over tax basis in subsidiary                                               (950)                (950)
           Translation adjustments                                                         (727)                (584)
           Others                                                                           (25)                 (11)
                                                                                        -------              -------
           Total deferred tax liabilities                                                (2,299)              (2,336)
                                                                                        -------              -------


         Deferred tax assets:
           Unused tax losses and unused tax credits                                     $ 9,368              $ 7,229
           Provision for doubtful accounts                                                  416                  172
           Provision for inventories                                                        205                  528
           Provision for impairment in investment                                            34                  952
           Others                                                                             6                   58
                                                                                        -------              -------
           Total deferred tax assets                                                     10,029                8,939
           Valuation allowance for deferred tax assets                                   (7,309)              (8,049)
                                                                                        -------              -------
           Total deferred tax assets                                                      2,720                  890
                                                                                        -------              -------
         Net deferred tax assets (liabilities)                                          $   421              $(1,446)
                                                                                        =======              =======

         Undistributed earnings of the Company's foreign subsidiaries included in the Company's retained earnings amounted to approximately $8,477 and $15,948 on December 31, 2001 and 2002, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. The Company has no intention of distributing the earnings that are subject to withholding taxes. Withholding taxes of approximately $144 would be payable upon remittance of all previously unremitted earnings on December 31, 2002.

         A subsidiary of the Company has been granted certain promotional privileges by the Board of Investment of Thailand for a project investment of manufacturing enameled copper wire for export purposes. Such privileges include exemption from import duty and tax on raw and essential materials used for export manufacturing up to January 2002. However, since the subsidiary has net operating loss carry forwards, no tax benefits have been obtained from the above privileges.

         PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15%. PEWS is exempt from income tax for the two years starting from its first profitable year of operations (2001). PEWS is entitled to a 50% tax exemption from the local income tax for a further three-year period (2003 to 2005) under the local income tax law. With the tax holiday exemption, current income tax liabilities of PEWS were reduced by approximately $1,579 for the year ended December 31, 2002. The tax holiday exemption also increased the net income per share by $0.11 for the year ended December 31, 2002.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

10.      INCOME TAXES (continued)

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had net deferred tax assets totaling approximately $8,939 and $10,029 at December 31, 2002 and 2001, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $8,049 and $7,309 at December 31, 2002 and 2001, respectively.

         The net change in valuation allowance for the years ended December 31, 2000, 2001 and 2002 was an increase (decrease) of approximately of $2,414, $1,959 and $740, respectively, resulting primarily from net operating losses generated during the respective years.

11.      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

         The components of other comprehensive income (loss) are as follows:

                                                                                     Unrealized
                                                               Currency       Gains (Losses) on
                                                            Translation          Available-for-
                                                            Adjustments         sale Securities                Total
                                                             (Restated)                                   (Restated)
         Balance at December 31, 1999                          $(24,390)             $     (407)            $(24,797)

         Currency translation adjustment                         (8,920)                   -                  (8,920)

         Losses realized on disposal of
             available-for-sale securities                         -                        460                  460

         Unrealized gains on available-for-sale
             securities                                            -                        104                  104

         Deferred taxes relating to unrealized gains
             on available-for-sale securities                      -                         (2)                  (2)
                                                                -------                 -------              -------
         Balance at December 31, 2000                           (33,310)                    155              (33,155)


         Currency translation adjustment                         (4,024)                   -                  (4,024)

         Unrealized losses on available-for-sale
             securities                                            -                        (32)                 (32)

         Deferred taxes relating to unrealized losses
             on available-for-sale securities                      -                          9                    9
                                                                -------                 -------              -------
         Balance at December 31, 2001                           (37,334)                    132              (37,202)

         Currency translation adjustment                          6,919                    -                   6,919

         Unrealized losses on available-for-sale
              securities                                           -                       (391)                (391)

         Deferred taxes relating to unrealized losses
              on available-for-sale securities                     -                         10                   10
                                                                -------                 -------              -------
         Balance at December 31, 2002                           (30,415)                   (249)             (30,664)
                                                                =======                 =======              =======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


12.      ACQUISITION OF CROWN CENTURY HOLDINGS LIMITED

         On March 22, 2002, the Company purchased 100% of PEWC's interest in Crown Century Holdings Limited and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (collectively referred to as "CCH"), resulting in CCH becoming a wholly-owned subsidiary of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 shares of the Company's common stock. Since the entities were under common control, the merger has been accounted for at historical cost in a manner similar to pooling-of-interests and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of both entities.

         The results of operations previously reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                                                                           Years ended December 31,
                                                                                           2000                 2001
         Net sales:
           Asia Pacific Wire & Cable Corporation
            Limited and subsidiaries                                                   $165,397             $170,689
           Crown Century Holdings Limited and subsidiary                                 26,797               26,622
                                                                                       --------             --------
                                                                                        192,194              197,311
                                                                                       ========             ========
         Net income (loss):
           Asia Pacific Wire & Cable Corporation
            Limited and subsidiaries                                                    $(5,143)             $(1,283)
           Crown Century Holdings Limited and subsidiary                                  1,703                1,374
                                                                                       --------             --------
                                                                                         (3,440)                  91
                                                                                       ========             ========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


13.      COMMITMENTS AND CONTINGENCIES

         (a)      Leases

                  The Company leases certain machinery and equipment under capital leases.

                  The Company leases a piece of land in Singapore and certain buildings under non-cancelable operating lease arrangements.

                  Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2002:

                                                                                        Capital            Operating
                                                                                         Leases               Leases
                                                                                         ------               ------
                  2003                                                                   $  118              $   427
                  2004                                                                      164                  339
                  2005                                                                       34                  345
                  2006                                                                        1                  242
                  2007                                                                     --                    190
                  Thereafter                                                               --                  4,700
                                                                                         ------              -------
                  Total minimum lease payments                                           $  317              $ 6,243
                                                                                                             =======
                  Amounts representing interest                                             (34)
                                                                                         ------

                  Present value of net minimum lease payments                            $  283
                                                                                         ======

                  Rental expense consisted of the following:

                                                                                   Year ended December 31,
                                                                            2000             2001               2002
                                                                      (Restated)       (Restated)
                  Rentals under operating lease                           $   29           $   84             $  117
                                                                          ======           ======             ======

                  The current and non-current portion of the capital lease liabilities of $118 and $164 as of December 31, 2002 are included in accounts payable and accrued expenses and other liabilities, respectively. The capital lease liabilities are secured by a charge over the leased machinery and equipment at cost of $575 and $510 as of December 31, 2002 and 2001, respectively. The accumulated depreciation of these leased assets for the years ended December 31, 2002 and 2001 amounted to $206 and $122, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


13.      COMMITMENTS AND CONTINGENCIES (continued)

         (b)      Capital commitments

                  The Company had outstanding capital commitments for its purchase of property, plant and equipment amounting to $986 as of December 31, 2002.

         (c) As of December 31, 2002, there were outstanding bank guarantees of $20,872 issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

         (d) As of December 31, 2002, Charoong Thai had given a continuing corporate guarantee of $1,273 to a bank in respect of banking facilities extended to one of its subsidiary companies, of which $1,250 has been utilized.

         (e) Sigma Cable has agreed to provide continuing financial support to APEC to enable APEC to meet its liabilities as and when they fall due.

         (f) As of December 31, 2002, the Company is a guarantor for term loan facility of $13,831 granted to Sigma Cable to partially finance the purchase of cables from PEWC. The arrangement does not have a termination date but is reviewed annually for renewal.


14.      FINANCIAL INSTRUMENTS

         (a)      Concentrations of credit risk

                  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, investment securities and trade accounts receivable.

                  The Company maintains cash and cash equivalents, and short-term and long-term investments with various financial institutions. These financial institutions are located in Singapore, Thailand, Australia and the People's Republic of China. The Company policy is designed to limit its exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

                  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2002, there was no trade receivable which exceeded 10% of the Company's account receivable amounts.

                  The Company is exposed to credit loss in the event of non-performance by counter parties on foreign exchange contracts, but the Company does not anticipate non-performance by any counter parties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


14.      FINANCIAL INSTRUMENTS (continued)

         (b)      Fair value

                  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value because of the short-term maturity of these instruments.

                  Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair values because of the short-term maturity of these instruments.

                  Investment securities: The fair values for marketable debt and equity securities are based on quoted market prices, details of which are set out in Note 5. It is not practicable to estimate the fair values of investments that do not have a quoted market price, without incurring excessive costs.

                  Long-term and short-term debt: The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements approximate their fair values. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the long-term debt from a related party is not determinable because of the related party nature of the loan.

         The carrying amounts and fair values of the Company's financial instruments as of December 31, 2001 and 2002 were as follows:

                                                                       2001                          2002
                                                           --------------------------    ---------------------------
                                                              Carrying           Fair       Carrying            Fair
                                                                Amount          Value         Amount           Value
                                                              --------          -----       --------           -----
                                                            (Restated)     (Restated)
         Cash and cash equivalents                            $ 14,241       $ 14,241       $ 14,431        $ 14,431
         Short-term bank deposits                                7,113          7,113          3,892           3,892
         Equity securities available-for-sale                      177            177            541             541
         Debt securities held-to-maturity                          113            113            120             120
         Bank loans and overdraft                               35,526         35,526         36,808          36,808

         Long-term debt                                          8,419          8,419          1,800           1,800

         Forward exchange contracts                                  1              1              1               1

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


15.      CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

         Copper is the principal raw material used by the Company. The Company purchases copper at prices closely related to the prevailing international spot market prices on the London Metal Exchange for copper. The price of copper is influenced heavily by global supply and demand as well as speculative trading. Consequently, an increase in the price of copper will have a direct effect on the Company's cost of sales.

         Changes in exchange rates influence the Company's results of operations. The Company's principal operations are located in Thailand and Singapore and a substantial portion of its revenues are denominated in Thai Baht or Singapore dollars, whereas a substantial portion of the Company's cost of sales are denominated in US dollars. In 1997, the devaluation of the Thai Baht against the US dollar adversely affected the operations of the Company in Thailand. Any further devaluation of the Thai Baht or Singapore dollar against the US dollar would have an adverse impact on the operations of the Company.

         The Company has investments in subsidiaries in the PRC. The distributions of earnings outside the PRC are subject to control because the RMB is not freely convertible into foreign currencies.

         On January 1, 1994, the PRC government introduced a single rate of exchange as quoted daily by the People's Bank of China (the "Unified Exchange Rate"). The quotation of the exchange rates does not imply free convertibility of RMB into other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


16.      RELATED PARTY BALANCES AND TRANSACTIONS

                                                                                               December 31,
                                                                                           2001                 2002
                                                                                     (Restated)
         Due from:
         Pardee Assets Co. Ltd                                                        $       2            $       2
         Shandong Yanggu Wire & Cable Corp Ltd                                              209                 -
         PEWC                                                                               105                  603
         Italian-Thai Development Public Company Limited
           ("Ital-Thai") and its affiliates                                                 250                3,056
         SPHC                                                                              -                     731
         A director of Siam Pacific                                                          46                   21
         Others                                                                              57                  262
                                                                                       --------             --------
                                                                                      $     669            $   4,675
                                                                                       ========             ========

         Due to:
         Stellar Myanmar                                                              $       2           $     -
         PEWC                                                                            10,201               12,297
         Fujikura Limited                                                                  -                     266
         Thai Metal Processing Company Limited                                               54                   83
         Shangdong Yanggu Wire & Cable Corp Ltd                                             180                   92
         SPHC                                                                              -                   2,630
         Pacific Overseas Investment Management Ltd                                         195                  221
         Others                                                                              10                  463
                                                                                       --------             --------
                                                                                        $10,642              $16,052
                                                                                       ========             ========
         Short-term loans from:
         Moon View Venture Limited ("Moon View")                                       $  1,536             $  1,537
         PEWC                                                                               231                  231
         Fujikura Limited                                                                    25                   69
         Pacific Overseas Investment Management Ltd                                        -                     195
         Ital-Thai                                                                         -                     219
                                                                                       --------             --------
                                                                                       $  1,792             $  2,251
                                                                                       ========             ========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

16.      RELATED PARTY BALANCES AND TRANSACTIONS (continued)

                                                                                               December 31,
                                                                                           2001                 2002
         Long term loans from PEWC Singapore                                             $8,822               $8,822
                                                                                         ======               ======

         Moon View and PEWC Singapore are controlled by PEWC. Ital-Thai is the minority shareholder of one of the Company's Operating Subsidiaries.

         All balances with related parties are unsecured.

         The long-term loans of $5,818 and $6,883 from PEWC Singapore as of December 31, 2002 and 2001, respectively, bear interest at LIBOR plus 1% per annum. The long-term loans, previously repayable after 2001, have been extended to be repayable in 2004. Except for the above loans, all the other balances with related parties are interest-free and are repayable on demand.

         The transactions undertaken with related parties can be summarized as follows:

                                                                                   Year ended December 31,
                                                                             2000             2001              2002
                                                                       (Restated)       (Restated)
         Purchases of copper from PEWC                                   $ 37,815         $ 31,493          $ 42,959
         Purchases of power cable from PEWC                                 9,098           18,058            34,271
         Subcontracting services provided by PEWC                            --               --                 804
         Commission income from PEWC                                          345              293               348
         Sales to Ital-Thai and its affiliates                              1,716            1,378             1,014
         Sales to PEWC                                                        186                8                12
         Sales to Lox Pac                                                     167              689              --
         Sales to NCS                                                        --                215              --
         Purchases of machinery from PEWC                                   1,351              776              --
         Purchase of raw materials from Thai Metal
            Processing Company Limited                                        795              876             1,157
         Purchase of goods from Fujikura Limited                             --              1,042             3,523
         Interest expense paid to PEWC                                        106              392               111
         Management fee paid to PEWC                                          472              328               141
         Management fee received from  PEWC                                  --               --                  11
         Rental income received from Thai Professional
           Telecom Network Company Limited                                     15                3              --
         Rental income received from NCS                                     --                 16              --
         Gain on sale of investment to Pacific Den Den
           Investment                                                       2,497             --                --
         Interest income from NCS and affiliates                             --                316               209
         Royalty fee paid to Fujikura Limited                                --                 69                69
                                                                           ======           ======            ======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


16.      RELATED PARTY BALANCES AND TRANSACTIONS (continued)

         Copper is the major raw material of the Company's wire and cable products. The Company purchases copper in the form of copper rods and copper cathode. Copper cathode is purchased by Siam Pacific to avoid the high import tariff levied on copper rods. Copper cathode needs to be processed into copper rods prior to the manufacturing of wire and cable products.

         Substantially all of the Company's copper rods are supplied by PEWC while copper cathodes are supplied by unrelated third parties. The price of copper rods purchased from PEWC is determined by reference to the quoted copper prices on the London Metal Exchange (the "LME") plus a certain premium.

         In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. A sales commission at an average rate of 2% to 3% is received from PEWC in addition to sales proceeds received from customers.

         Pursuant to the Composite Services Agreement,

         (a) PEWC will sell copper rod to the Company, upon the Company's request, (i) at a price consisting of the average spot price of copper on the LME for the one month prior to purchase plus an agreed upon premium, (ii) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets from PEWC and (iii) will give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

         (b) PEWC will grant the Company the right to distribute any wire or cable product manufactured by PEWC in all markets in which the Company presently distributes or develops the capability to distribute in the future, such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC shall not be required to grant to the Company the right to distribute products manufactured by PEWC in the future in markets where the Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of a right to the Company.

         (c) PEWC will make available to the Company, upon the Company's request and on terms to be mutually agreed between PEWC and the Company from time and time, access to certain of PEWC's technology (and PEWC personnel necessary to use such technology) with respect to the design and manufacture of wire and cable products, including, without limitation, certain fiber optic technology.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


16.      RELATED PARTY BALANCES AND TRANSACTIONS (continued)

         (d) PEWC will make available to the Company, upon the Company's request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company's employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

         (e) Each of PEWC and the Company will notify the other party prior to entering into any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for the Company to participate to the extent possible.

         (f) Without the consent of the Company, PEWC will not compete with respect to the manufacture of wire and cable products in any market in which the Company is manufacturing or has taken significant steps to commence manufacturing.

         (g) For purposes of the Composite Services Agreement, each province in China is considered the equivalent of a market.

         (h) The Composite Services Agreement dated November 7, 1996 has a three-year term. The Agreement originally expired on November 7, 1999 but has been renewed annually at the option of the Company.

         To the extent that transactions occur in the future between the Company and PEWC or affiliates of PEWC other than under the Composite Service Agreement, such transactions will be entered into on an arm's length basis on terms no less favorable than those available from unaffiliated third parties.


17.      SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                    Year ended December 31,
                                                                               2000            2001             2002
                                                                         (Restated)      (Restated)
         Interest paid, including amounts capitalized                        $4,499          $3,890           $1,446
                                                                             ======          ======           ======

         Income taxes paid                                                   $  553          $1,559           $1,139
                                                                             ======          ======           ======

         Significant non-cash investing activities in 2002 included the purchase of the remaining 33.85% interest in Siam Pacific, in the form of Charoong Thai shares issued to the minority shareholders as described in Note 1(m).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


18.      SEGMENT FINANCIAL INFORMATION

         Description of Products by Segment

         The Company has three reportable segments - manufacturing of wire and cable products ("Manufactured products"), distribution of copper and cable products manufactured by PEWC ("Distributed products") and sales, delivery and installation of wires and cables.

         Measurement of Segment Profit or Loss and Segment Assets

         The Company evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company's investment portfolio, and income taxes. The accounting policies of the reportable segments, including transactions entered between reportable segments, are the same as those described in the summary of significant accounting polices.

                                                                                  Year ended December 31,
                                                                          2000               2001               2002
                                                                    (Restated)         (Restated)
         Revenues

         Revenues from external customers:
             Manufactured products                                    $160,016           $149,018           $185,742
             Distributed products                                       26,721             33,325             24,303
             Sales, delivery and installation
               of wires and cables                                       5,457             14,968             31,134
                                                                      --------           --------           --------

         Total revenues from external customers                       $192,194           $197,311           $241,179
                                                                      ========           ========           ========

         Intersegment revenues:
             Manufactured products                                    $  4,397           $  6,544           $  1,206
                                                                      --------           --------           --------

         Total intersegment revenues                                  $  4,397           $  6,544           $  1,206
                                                                      --------           --------           --------

         Total revenue                                                $196,591           $203,855           $242,385

         Reconciling items
             Intersegment revenues                                      (4,397)            (6,544)            (1,206)
                                                                      --------           --------           --------


         Total consolidated revenues                                  $192,194           $197,311           $241,179
                                                                      ========           ========           ========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


18.      SEGMENT FINANCIAL INFORMATION (continued)

                                                                                  Year ended December 31,
                                                                          2000               2001               2002
                                                                    (Restated)         (Restated)
         Segment profit
             Manufactured products                                   $  17,150          $  20,354          $  35,193
             Distributed products                                          407                724                338
             Sales, delivery and installation
                 of wires and cables                                      (346)            (1,119)              (787)
                                                                      --------            -------           --------
           Total segment profit                                      $  17,211          $  19,959          $  34,744

         Reconciling items
             Corporate and other expenses                               (5,401)           (15,379)           (20,387)
             Exchange gain (loss)                                       (6,226)               (81)               (16)
             Interest income                                               814                901                715
             Interest expense                                           (4,500)            (4,074)            (2,214)
             Share of net loss of equity investees                      (2,844)            (2,535)            (4,090)
             Other income                                                1,299              1,619              2,502
                                                                      --------            -------           --------
         Total consolidated income before
             income taxes                                            $     353          $     410         $   11,254
                                                                      ========            =======           ========

         Segment assets
             Manufactured products                                    $189,372           $171,025           $189,187
             Distributed products                                        1,250              2,639              2,016
             Sales, delivery and installation
               of wires and cables                                        -                 5,071                927
                                                                      --------            -------           --------
         Total segment assets                                         $190,622           $178,735           $192,130

         Reconciling items
             Corporate assets                                           16,033              6,334              7,512
             Investment in equity investees                              4,322              8,359              8,735
             Intersegment accounts receivable                           (1,026)                (2)              (184)
                                                                      --------            -------           --------

         Total consolidated assets                                    $209,951           $193,426           $208,193
                                                                      ========            =======           ========

         Expenditures for additions to
           long-lived assets
             Manufactured products                                    $ 12,070            $ 9,116           $ 11,135
                                                                      --------            -------           --------
         Total expenditure for additions
           to long-lived assets                                       $ 12,070            $ 9,116           $ 11,135
                                                                      ========            =======           ========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


18.      SEGMENT FINANCIAL INFORMATION (continued)

                                                                                  Year ended December 31,
                                                                          2000               2001               2002
                                                                    (Restated)         (Restated)
         Depreciation and amortization expenses
             Manufactured products                                   $  11,291         $   11,210        $     9,805
                                                                     ---------          ---------         ----------
         Total consolidated depreciation and
           amortization expenses                                     $  11,291         $   11,210        $     9,805
                                                                     ==========         ==========        ===========

         Impairment loss
             Manufactured products                                   $   1,404          $   --            $    1,559
                                                                     ---------          ---------         ----------
         Total consolidated impairment expense                       $   1,404          $   --            $    1,559
                                                                     ==========         ==========        ===========

         Interest income
             Manufactured products                                   $     784          $     572         $      208
             Distributed products                                          (28)               141                219
             Sales, delivery and installation
               of wires and cables                                          (6)                94                280
             Corporate                                                      64                 94                  8
                                                                     ---------          ---------         ----------
         Total consolidated interest income                          $     814          $     901         $      715
                                                                     ==========         ==========        ===========

         Interest expense
             Manufactured products                                  $    3,657         $    2,723         $    2,033
             Distributed products                                          335                234                160
             Sales, delivery and installation
               of wires and cables                                          81                156                205
             Corporate                                                     427                961               (184)
                                                                     ---------          ---------         ----------
         Total consolidated interest expense                        $    4,500         $    4,074         $    2,214
                                                                     ==========         ==========        ===========

         Share of net income (loss) of equity investees
             Distributed products                                    $       7          $    --           $    --
             Corporate                                                  (2,851)            (2,535)            (4,090)
                                                                     ---------          ---------         ----------
         Total consolidated share of net loss
           of equity investees                                       $  (2,844)         $  (2,535)        $   (4,090)
                                                                     ==========         ==========        ===========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


18.      SEGMENT FINANCIAL INFORMATION (continued)

         The sales to a major customer, Power Grid, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables can be summarized as follows:

                                                                                  Year ended December 31,
                                                                          2000               2001               2002
         Manufactured products                                         $   688            $   882            $   663
         Distributed products                                            8,249              9,381              9,175
         Sales, delivery and installation of
           wires and cables                                              5,457             14,968             31,134
                                                                       -------            -------            -------
                                                                       $14,394            $25,231            $40,972
                                                                       =======            =======            =======

         Geographic Area Data

         Revenue from external customers is attributed to individual countries based on the customer's country of domicile and is summarized as follows:

                                                                                  Year ended December 31,
                                                                          2000               2001               2002
                                                                    (Restated)         (Restated)
         Revenues from external customers
             Thailand                                                 $ 87,496           $ 80,852           $107,264
             Singapore                                                  56,991             58,021             73,859
             Australia                                                  10,128             11,009             13,961
             The People's Republic of China                             35,909             46,838             46,095
             Others                                                      1,670                591               -
                                                                      --------           --------           --------
         Total revenues from external customers                       $192,194           $197,311           $241,179
                                                                      ========           ========           ========

         Long-lived assets by area:
             Thailand                                                 $ 48,672           $ 44,600           $ 43,238
             Singapore                                                   5,497              3,460             10,013
             Australia                                                   2,588              4,765              4,731
             The People's Republic of China                             18,228             19,703             17,875
             Others                                                      2,855                  7               --
                                                                      --------           --------           --------
         Total long-lived assets                                      $ 77,840           $ 72,535           $ 75,857
                                                                      ========           ========           ========


19.      MATURITY FOR LONG-TERM DEBTS

         The aggregate maturities for long-term debts for the five years after December 31, 2002 are $1,125, $9,497, $Nil, $Nil and $Nil,
         respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


20.      SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

         The following table presents summarized financial information of the Company's principal equity investees, Lox Pac, Thai Professional, SPHC and NGL for 2000, 2001 and 2002 and Shandong Huayu for 2002. NGL is listed on the New Zealand Stock Exchange. The aggregate market value of the Company's investment in NGL amounted to approximately $441 and $586 as of December 31, 2001 and 2002, respectively.

                                                                                               December 31,
                                                                                           2001                 2002
         Current assets                                                                $  4,027             $  9,896
         Non-current assets                                                              13,806               21,671
         Current liabilities                                                              8,122                7,135
         Non-current liabilities                                                             47                 --
         Minority interests                                                                 131                  356
         Total shareholders' equity                                                       9,795               24,076

                                                                                  Year ended December 31,
                                                                       2000                2001                 2002
         Net sales                                                  $ 8,611           $  13,996            $  11,105
         Sales less cost of sales                                     6,815              (3,567)               2,135
         Net income (loss)                                           (8,187)             (5,487)                 624

         On December 31, 2001 and December 31, 2002, the unamortized difference between the amount at which the investment in Lox Pac and Thai Professional was carried and the amount of the Company's underlying equity in its net assets amounted to $4,581 and $2,081, respectively.

         In conjunction with the adoption of Statement 142, the Company discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002. Amortization expense for the years ended December 31, 2000 and 2001 of $232 and $210, respectively, is included in the Company's share of net loss in equity investees.