Form 20-F
period 2003-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2004-07-07
CIK 1026980

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                               -------------------

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                   For the fiscal year ended DECEMBER 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
                        For the transition period from to

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

                   Title for each class                         Name of each exchange on which registered
COMMON SHARE, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK")                        NONE


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

                        13,830,769 shares of Common Stock

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [ ]

         Indicate by check mark which financial statement item the registrant
has elected to follow. Item 17 [ ]      Item 18 [X]

                                    CONTENTS


OTHER CONVENTIONS.................................................................................................1

Item 1:     Identity of Directors; Senior Management and Advisers.................................................1

Item 2:     Offer Statistics and Expected Timetable...............................................................1

Item 3:     Key Information about Asia Pacific Wire & Cable.......................................................1
   3.1      Selected Consolidated Financial Data..................................................................1
   3.2      Exchange Rates........................................................................................2
   3.3      Risk Factors..........................................................................................5
   3.4      Forward-looking Statements...........................................................................11

Item 4:     Information on the Company...........................................................................11
   4.1      History and Development of the Company; Recent Developments..........................................11
   4.2      Business Overview....................................................................................14
   4.3      Organizational Structure.............................................................................28
   4.4      Property, Plant and Equipment........................................................................31

Item 5:     Operating and Financial Review and Prospects.........................................................33
   5.1      Disclosures of Critical Accounting Policies..........................................................33
   5.2      Summarized Income Statement..........................................................................36
   5.3      Operating Results....................................................................................38
   5.4      Liquidity and Capital Resources......................................................................45
   5.5      Inflation............................................................................................48

Item 6:     Directors, Senior Management and Employees...........................................................48
   6.1      Directors and Senior Management......................................................................48
   6.2      Audit Committee......................................................................................49
   6.3      Remuneration Committee...............................................................................50
   6.4      Compensation.........................................................................................50
   6.5      Employees............................................................................................50

Item 7:     Major Shareholders and Related Party Transactions....................................................51
   7.1      Major Shareholders...................................................................................51
   7.2      Related Party Transactions...........................................................................51

Item 8:     Financial Information................................................................................52
   8.1      Legal Proceedings....................................................................................52
   8.2      Dividend Policy......................................................................................54

Item 9:     The Offer and Listing................................................................................54
   9.1      Historical Trading Information.......................................................................54
   9.2      Nature of the Trading Market.........................................................................56


Item 10:    Additional Information...............................................................................56
   10.1     Memorandum of Association and Bye-laws...............................................................56
   10.2     Material Contracts...................................................................................65
   10.3     Environmental Matters................................................................................67
   10.4     Insurance............................................................................................67
   10.5     Credit Support.......................................................................................67
   10.6     Taxation.............................................................................................68
   10.7     Documents on Display.................................................................................72

Item 11:    Quantitative and Qualitative Disclosures About Market Risk...........................................72
   11.1     Foreign Currency Exposure............................................................................72
   11.2     Interest Rate Risk...................................................................................73
   11.3     Risks Relating to Copper.............................................................................74

Item 12:    Description of Securities Other Than Equity Securities...............................................74

Item 13:    Defaults, Dividend Arrearages and Delinquencies......................................................74

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds.........................74

Item 15:    Disclosure Controls and Procedures...................................................................74

Item 16:    Audit Matters........................................................................................75
   16.1     Audit Committee Financial Expert.....................................................................75
   16.2     Code of Ethics.......................................................................................75
   16.3     Principal Accountant Fees and Services...............................................................75

Item 17:    Financial Statements.................................................................................76

Item 18:    Financial Statements.................................................................................76

Item 19:    Exhibits.............................................................................................76
   19.1     Index to Asia Pacific Wire & Cable Corporation Limited Audited Financial Statements..................76
   19.2     Index to Exhibits....................................................................................76

SIGNATURE PAGE
CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AUDITED FINANCIAL
   STATEMENTS
EXHIBIT 4.4 - SETTLEMENT AGREEMENT [TRANSLATION]
EXHIBIT 10 - CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT
EXHIBIT 16.2 - CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

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

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

         (Not applicable)

ITEM 3:  KEY INFORMATION ABOUT ASIA PACIFIC WIRE & CABLE

3.1      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data are derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the "Company") for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 prepared in accordance with U.S. GAAP.

         The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company included in Item 5: Operating and Financial Review and Prospects,
Item 18: Financial Statements, and the notes thereto.

         (See chart on following page)

                                                                   Year ended December 31,
                                             ---------------------------------------------------------------------

                                                 1999           2000         2001          2002          2003

                                             ---------------------------------------------------------------------
                                                           (in thousands, except per share amounts)
Income Statement Data:
     Net sales..........................      $143,144        $192,194     $197,311      $241,179      $211,399
     Cost of sales......................      (125,365)       (174,983)    (177,352)     (206,435)     (178,239)
                                             ---------------------------------------------------------------------
     Gross profit.......................        17,779          17,211       19,959        34,744        33,160
     Other operating income.............            --              --           --            --         1,336
     Operating expenses.................       (17,617)        (13,347)     (15,616)      (19,282)      (20,351)
     Goodwill written off...............        (2,142)             --         (506)           --            --
     Impairment loss....................            --          (1,404)          --        (1,559)           --
                                             ---------------------------------------------------------------------
     Operating profit/(loss)............        (1,980)          2,460        3,837        13,903        14,145
     Exchange gain/(loss)...............          (554)         (6,226)         (81)          (16)        4,161
     Net interest income/(expense)......        (2,306)         (3,686)      (3,173)       (1,499)       (1,122)
     Share of net income/(loss) of
       equity investees ................          (387)         (2,844)      (2,535)       (4,090)        1,475
     Gain on share issuance by
       subsidiaries and affiliates......            --              --           --         1,011            --
     Gain/(loss) on sale of investment..            --           2,716          743          (557)         (885)
     Gain on disposal of property.......            --           6,634           --            --            --
     Others.............................           297           1,299        1,619         2,502          (214)
                                             ---------------------------------------------------------------------

     Income/(loss) before income taxes
       and minority interests...........        (4,930)            353          410        11,254        17,560
     Income taxes.......................        (1,163)         (7,584)       1,411        (4,683)       (2,477)
     Minority interests.................         1,268           3,791       (1,730)       (1,780)       (5,083)
                                             ---------------------------------------------------------------------
     Net income/(loss)..................     $  (4,825)        $(3,440)    $     91      $   4,791   $    10,000

                                             ---------------------------------------------------------------------
     Earnings/(loss) per share(1).......     $   (0.35)        $ (0.25)    $   0.01      $    0.35   $      0.72




                                                 1999           2000         2001          2002          2003
                                             ---------------------------------------------------------------------
Balance Sheet Data:
     Cash and cash equivalents..........        $21,206        $24,634       $14,241      $14,431       $25,032
     Working capital....................         36,999         30,988        36,900       46,446        71,141
     Total assets.......................        214,118        209,951       193,426      208,193       232,176
     Total debt.........................         53,541         84,475        54,559       49,681        33,780
     Total shareholders' equity.........         96,658         84,674        80,718       92,047       107,176



3.2      EXCHANGE RATES

         Unless otherwise specified, references in this Annual Report to "$", "U.S. dollars" or "US$" are to United States dollars; all references to "Bt", "Thai Baht" or "Baht" are to Baht, the legal tender currency of Thailand; all references to "S$" are to Singapore dollars, the legal tender currency of Singapore; all references to "A$" are to Australian dollars, the legal tender currency

--------
(1) The calculation of the earnings/(loss) per share is based on 13,830,769 shares of Common Stock for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, which gives effect to the issuance of 3,097,436 common shares in connection with the acquisition of Crown Century Holdings Limited and its wholly owned subsidiary.

of Australia; and all references to "Rmb" are to Chinese Renminbi Yuan, the legal tender currency of China.

         Unless otherwise noted, translation of amounts from Baht, Singapore dollars, Australian dollars and from Chinese Renminbi Yuan to U.S. dollars for the convenience of the reader have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003. The respective Noon Buying Rates on December 31, 2003 were US$1.00 = Bt 39.63; S$ 1.699; A$ 1.330; and Rmb 8.28. The respective
Noon Buying Rates on June 23, 2004, the latest practicable date before publication of this annual report, were US$1.00 = Bt 41.03; S$ 1.72; A$ 1.43 and Rmb 8.28. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

         Thailand

         On July 2, 1997, the Bank of Thailand announced it had switched from a system which had pegged the Baht to a basket of foreign currencies dominated by the U.S. dollar (the composition of which is not made public) to "a managed float which would allow the Baht's value to be determined by market forces to reflect economic fundamentals". This change in monetary policy allowed the Baht to decline in value relative to the U.S. dollar. The fall in the value of the Baht was exacerbated by subsequent financial crises in the region, particularly in Indonesia and South Korea. The Baht stabilized in 1999, buoyed by return of investors' confidence and some capital inflows. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. Since then, the Baht has remained relatively stable. At the rate of US$1.00 = Bt 41.03 as of June 23, 2004, the Baht has depreciated by approximately 40% since its flotation.

         The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate. No representation is made that the Baht or US dollar amounts referred to herein could have been or could be converted into U.S. dollars or Baht, as the case may be, at any particular rate or at all.

         (See chart on following page.)

        YEAR ENDED DECEMBER 31,              AT PERIOD END          AVERAGE(1)            LOW               HIGH
----------------------------------------     --------------    ------------------    ---------------    -------------
                                                                  (BT PER $1.00)
1998...............................                36.500            40.764               56.100            35.780
1999...............................                37.450            37.048               38.650            36.180
2000 ..............................                43.478            40.000               44.380            36.970
2001 ..............................                44.240            44.517               45.820            42.300
2002..............................                 43.200            43.020                44.20             41.07
2003..............................                 39.630            41.564                43.18             39.09

(1) Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this report were:

                 MONTH                           HIGH                 LOW
----------------------------------------     --------------    -----------------
             December 2003                       39.58               39.93
             January 2004                        38.89               39.54
             February 2004                       38.87               39.35
              March 2004                         39.28               39.62
              April 2004                         39.06               40.04
               May 2004                          39.93               40.93

-----------
Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

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

         (See chart on following page.)

        YEAR ENDED DECEMBER 31,              AT PERIOD END        AVERAGE(1)              LOW               HIGH
----------------------------------------     --------------    ------------------    ---------------    -------------
                                                                (S$ PER $1.00)
1998...............................              1.651              1.668                 1.796             1.581
1999...............................              1.732              1.699                 1.737             1.658
2000 ..............................              1.733              1.730                 1.760             1.654
2001 ..............................              1.847              1.797                 1.854             1.732
2002..............................               1.735              1.791                 1.852             1.731
2003..............................               1.699              1.741                 1.784             1.699

(1) Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this report were:

                 MONTH                           HIGH                 LOW
----------------------------------------     --------------    -----------------
             December 2003                       1.699               1.724
             January 2004                        1.691               1.707
             February 2004                       1.671               1.703
              March 2004                         1.675               1.716
              April 2004                         1.668               1.705
               May 2004                          1.685               1.728

-----------
Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

         3.3  RISK FACTORS

              3.3.1 CONTROL BY PEWC; BANKRUPTCY OF PUSA; CONTRACTUAL ARRANGEMENTS WITH PEWC

              As of December 31, 2003, Pacific Electric Wire and Cable Co., Ltd ("PEWC") indirectly held approximately 75.4% of the outstanding shares of Common Stock. Of these shares, Pacific USA Holdings Corp. ("PUSA"), a subsidiary of PEWC, holds 53.0% of the outstanding shares of Common Stock. On December 2, 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The future ownership of these shares may be affected by these bankruptcy proceedings and the resolution of certain litigation involving an Amended and Restated Pledge Agreement dated as of February 20, 2002 among Swiss Re Financial Products Corporation ("Swiss Re"), PUSA, certain affiliates of PUSA and PEWC (the "Pledge Agreement") pursuant to which these shares (the "Pledged Shares") were pledged to Swiss Re.

              On October 16, 2003, Swiss Re entered into an agreement with Set Top International, Inc. ("Set Top"), pursuant to which Swiss Re assigned its rights under the Pledge Agreement to Set Top. On December 4, 2003, the Company and PEWC commenced an action in the United States District Court for the Southern District of New York contesting the validity of the transactions underlying the assignment of the Pledge Agreement. However, Set Top proceeded to exercise the rights it believed it acquired under the assignment of the Pledge Agreement. On March 10, 2004, Set Top held a foreclosure sale and acquired for itself a beneficial interest in the Pledged Shares.

              Pursuant to a Settlement Agreement entered into by and among the Company, PEWC and Set Top as of July 2, 2004 (the "Settlement Agreement"), PEWC has agreed to pay Set Top $25 million (the "Settlement Amount") for all of Set Top's interest in the Company's shares. Also pursuant to the Settlement Agreement, Set Top has agreed to withdraw as a creditor and party in interest to the PUSA bankruptcy proceedings. If PEWC fails to pay the Settlement Amount by August 30, 2004 (subject to extension), Set Top will become the controlling shareholder of the Company. Consequently, Set Top would be able to elect the majority of the members of our Board of Directors and have the power to determine the outcome of other actions requiring the approval of our shareholders. While the Company, PEWC and Set Top have executed the Settlement Agreement, the actions called for by that agreement have not yet been implemented and the Company cannot provide assurances that each of the parties will take the actions which that party has agreed to take under the Settlement Agreement. See Exhibit 4.4 "Settlement Agreement [Translation]". See also
Section 4.1.2 "Recent Developments" and Section 8.1 "Legal Proceedings".

              We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the "Composite Services Agreement"), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. This agreement is renewable at our option and currently in force. However, we are unable to predict whether PEWC would, at some future date, seek to limit the business it conducts with the Company pursuant to the terms of the Composite Services Agreement.

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

              Although our reporting currency is U.S. dollars, the functional currency of our Singapore operations, which accounted for 16.7% of Company sales (including sales of Distributed Products) in 2003, is the Singapore dollar, and the functional currency of our Thai operations, which accounted for 44.2% of our sales in 2003, is the Baht. Accordingly, the functional currency accounts of these operations are translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders' equity. Any devaluation of the Baht or Singapore dollar against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

              3.3.5  RISKS RELATING TO THAILAND

              A substantial portion of our Thai operations, which accounted for approximately 44.2% of our net sales in 2003, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. In July 1997, the floatation of the Thai Baht caused the currency to fall in value against the U.S. Dollar and triggered declines in other regional currencies, such as the Singapore Dollar and Australian Dollar. The Thai Baht generally appreciated against the U.S. Dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, causing the Thai Baht to weaken further. Such fluctuations in the value of the Thai Baht may negatively impact our performance. The Baht has since stabilized at approximately Baht 39 to Baht 43 to US$ 1 in 2003.

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

              Political or social instability in China may adversely affect our business operations or financial conditions. In addition, the spread of Severe Acute Respiratory Syndrome ("SARS"), a pneumonia-like infection, in China may negatively impact the country's economic growth outlook.

              3.3.7  Alternative Transmission Technologies

              Our fiber optic and copper-based telecommunications business is subject to competition from other transmission technologies, principally wireless-based technologies. Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses and minimally in the access cable business In the Asia Pacific markets where we compete, wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. While these technologies do not currently present significant competition in the markets in which we conduct or plan to conduct business, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

              3.3.8  POTENTIAL CONFLICT OF CERTAIN OFFICERS AND DIRECTORS

              Certain of our officers and directors are also officers and directors of affiliates of PEWC and may be subject to various conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and such affiliates of PEWC have competing interests, and the performance by us and PEWC of respective obligations under existing agreements, including the Composite Services Agreement and the Indemnification Agreement (discussed below in Section 10.2). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

              The Bermuda Companies Act 1981, as amended (the "Companies Act") subjects our officers and directors to certain fiduciary standards in the exercise of their fiduciary duties on our behalf. Under the Companies Act, an officer of ours (which term includes our directors) is subject to a duty of care requiring him to act honestly, in good faith and in the best interests of the Company in the discharge of his duties and to, among other things, give notice to the Board at the first opportunity of any interest he has in any material contract or proposed material contract with us or any of our subsidiaries. The Companies Act also prohibits us, subject to certain exceptions, from making loans to any directors without first obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting. As of May 31, 2004, we do not make any loans to our directors or executive officers in accordance with The Sarbanes-Oxley Act of 2002.

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

              3.3.11 CORPORATE MATTERS; ORGANIZATIONAL DOCUMENTS

              We are incorporated in and organized pursuant to the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby Spurling Hunter, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

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

              The Company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand and believes that it is the largest producer of low voltage power cable in Singapore. In 2003, approximately 57.1% of the manufactured products sold by the Company were sold by its subsidiaries in Singapore and Thailand, with the remainder sold by its subsidiaries in China, Australia and Malaysia.

              In Singapore, the Company also sells Distributed Products, which largely consist of copper rod and medium and high voltage power cable. Sales of Distributed Products accounted for 7.2% of the Company's revenues and 1.5% of its operating profits in 2003. As the Company continues to focus its resources on manufacturing and distributing its own products, sales of Distributed Products are expected to decline over time as a percentage of the Company's business. The Company's SDI project engineering services accounted for 1.9% of the Company's revenue in 2003.

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

              The Company's business office is located at 19 Benoi Road, Level 3A, Sigma Cable High Tech Complex, Singapore 629909, telephone number (65) 6663-2132, and its registered office is located at Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda, telephone number (441) 295-2244.

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

              On December 30, 2002, Swiss Re moved the Bankruptcy Court to lift the automatic stay that entered in effect on the Filing Date and which had prohibited Swiss Re from foreclosing on the Pledged Shares. After negotiations among the Debtors, PEWC and Swiss Re, the Debtors agreed to consent to a lifting of the automatic stay if Swiss Re entered an agreement to refrain from foreclosing on the Pledged Shares (the "Stay Agreement") on January 23, 2003. Under the terms of the Stay Agreement, Swiss Re agreed it would not foreclose on the Pledged Shares before May 23, 2003, provided that, among other things:

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

         If any of the conditions or deadlines stated in the Stay Agreement is not met, then Swiss Re would be free to foreclose on the Pledged Shares. The Stay Agreement was approved by an order of the Bankruptcy Court on February 28, 2003 (the "Stay Relief Order") and the automatic stay enjoining Swiss Re from foreclosing on the Pledged Shares was lifted.

         On July 10, 2003, the Debtors filed an amended joint disclosure statement, (the "Disclosure Statement") in connection with a proposed amended joint plan of reorganization under the Bankruptcy Code. A Second Amended Plan of Reorganization was filed by the Debtors on February 26, 2004. The Bankruptcy Court has not yet approved the Disclosure Statement.

         On October 16, 2003, Swiss Re entered into an agreement with Set Top, pursuant to which Swiss Re sold all of its rights, title and interest in connection with certain "Assigned Assets," including: (i) Swiss Re's claim in the amount of $90.6 million dollars as filed in the Bankruptcy Proceeding and
(ii) the Pledged Shares. A month later, Set Top, as the new pledgee, announced its intention to foreclose the Pledged Shares. PEWC and APWC commenced legal proceedings in the federal courts to enjoin Set Top from selling the Pledged Shares. See also Section 8.1 "Legal Proceedings".

         The Debtors and the Official Committee of Unsecured Creditors (the "Committee") also moved in the Bankruptcy Court for an injunction to prevent Set Top from foreclosing on the Pledged Shares (the "Injunction Motion"). The Injunction Motion was denied by the Bankruptcy Court on February 27, 2004 and Set Top subsequently sold the Pledged Shares to itself on March 10, 2004.

         On January 21, 2004, Set Top filed a motion requesting the Bankruptcy Court to compel PUSA to comply with the Stay Relief Order by sending a requisition notice to APWC demanding that APWC convene a special general shareholders meeting for the purposes of considering the removal of certain directors of APWC. Although Set Top did not have the right to require PUSA to call a shareholders meeting, the Debtors voluntarily agreed to convene a shareholders meeting of APWC. An agreed order was entered by the Bankruptcy Court on March 25, 2004, pursuant to which PUSA sent a requisition letter to APWC formally requesting the board of directors to convene a special general meeting of the shareholders of APWC. The meeting was held on June 22, 2004. At the meeting, Tom C.Y. Tung was removed from the board of directors and five new directors were elected. See Section
6.1 "Directors and Senior Management".

         On May 19, 2004, Set Top filed an amended motion to convert the Debtors' bankruptcy cases to Chapter 7 liquidations. At a hearing held on May 31, 2004, the Bankruptcy Court declined to convert the Debtors' bankruptcy cases; however, the Bankruptcy Court maintained in effect a previously established deadline of August 30, 2004 by which a plan of reorganization for the Debtors must be confirmed.

         Pursuant to a Settlement Agreement entered into by and among the Company, PEWC and Set Top as of July 2, 2004, Set Top has agreed to withdraw as a creditor and party in interest to the bankruptcy proceedings. See Section 8.1 "Legal Proceedings".

         We are unable to predict the outcome of the bankruptcy proceedings, including whether a Plan would be confirmed by August 30, 2004. See Section 3.3 "Risk Factors - Control by PEWC; Bankruptcy of PUSA; Contractual Arrangements with PEWC". See also Section 8.1 "Legal Proceedings" (for a discussion of the status of litigation against Set Top).

         4.2  BUSINESS OVERVIEW

         The Company's Thai operations are conducted through Charoong Thai Wire and Cable Public Company Limited ("Charoong Thai"), Siam Pacific Electric Wire & Cable Company Limited ("Siam Pacific") and Pacific-Thai Electric Wire & Cable Co. Ltd. ("Pacific Thai").

         Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand. Immediately after the acquisition of Siam Pacific by Charoong Thai, the shareholders of Charoong Thai comprised of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%). The rest of the shares are publicly traded on the SET. After the sale of some of its Charoong Thai shares on the open market, the Company held approximately 55.41% of Charoong Thai as at December 31, 2003. Charoong Thai manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the business of optic fiber cable manufacturing and the provision of telecommunication and network services.

         Siam Pacific is 100% owned by Charoong Thai. Siam Pacific manufactures telecommunications cable, power cable and enameled wire for the domestic Thai market.

         Pacific Thai is a 100%-owned subsidiary of Siam Pacific. Pacific Thai manufactures enameled wire for the export market.

         The Company's Singapore operations are principally conducted through its 98.2%-owned subsidiary, Sigma Cable Company (Private) Limited ("Sigma Cable"). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region. Sigma Cable also distributes in Singapore copper rod and a wide range of wire and cable products produced by PEWC and provides SDI project engineering services.

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

         The Company's China operations are conducted through seven business entities. The operating entities include NPCDC, a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China. The Company owns a 94.31% interest in NPCDC. The other owner of NPCDC is China Ningbo City Yin County Yinjiang Town Industrial Corporation ("CIC"). NPCDC manufactures a range of telecommunications cable and local area network ("LAN") electronic cables for sale and distribution in the Chinese domestic market.

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

         Shanghai Yayang Electric Co., Ltd. ("Shanghai Yayang"), formerly known as Shanghai Pacific Electric Co., Ltd., is a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company's effective holding in Shanghai Yayang is at 63.49% and is partly held by Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

         Shangdong Pacific Fiber Optics Co., Ltd. ("SPFO") is a joint venture company in Yanggu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a 51.0% interest in SPFO, with the remaining interest owned by the joint venture partner, Shandong Yanggu Cable Company ("Shandong Yanggu"), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China. The Company has invested a total of $2.8 million in SPFO.

         On June 30, 2001, the Company invested approximately $1.2 million for a 25.0% interest in an existing profitable company Shandong Rubber Cable Company, Ltd. ("SRC"), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu. The investment was in the form of machinery transfer and cash.

         On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $4.0 million for a 49% holding; the remaining 51% was originally held by Shandong Yanggu. In May 2002, the shareholding by Shandong Yanggu was transferred to Hebei Huayu Co. Ltd. Production is tentatively scheduled to commence in 2004 or 2005 with initial production of 900,000km of optic fibers annually. The actual operation commencement period will depend on the assessment of market conditions. The company plans to operate two optic fiber drawing towers and four production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. and other external buyers.

         On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited. ("CCH") and its wholly-owned subsidiary company, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. ("PEWS") from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. As a result of this new issue, PEWC's holding in the Company increased from 68.3% to 75.4%. Since PEWC was the majority shareholder of the Company and CCH prior to the transaction, the acquisition is considered a combination of companies under common control and has been accounted for at historical cost and given retroactive effect for financial reporting purposes. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2003.

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

              Telecommunications Cable

              The Company produces a wide range of bundled telecommunications cable for telephone and data transmissions with different capacities and insulations designed for use in various internal and external environments principally as access cable to connect buildings and residents to trunk cables. Telecommunications cables produced by the Company include copper-based and fiber optic cables.

              Copper-based cables contain twisted pairs of insulated copper wire, each pair color-coded and corresponding to one telecommunications line. The cables are produced with different insulators such as polyethylene ("PE"), polyvinyl chloride ("PVC") and foam skin, suitable for different installations and environmental conditions. The Company manufactures telecommunications cable with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wire to 10 to 600 pairs of 0.9 mm-diameter wire.

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

              Electronic Cables

              The Company produces a wide range of electronic cables and related by-products, which includes high specification telecommunication cables, data-communication cables, security cables, cable assemblies, fiber optic cables, local area network ("LAN") patch-cords products and harness assembly. The products are used in the electronics, building automation, telecommunications and data-communications industries. The customers include government bodies, large construction companies, subcontractors bidding for government contracts and system integrators. These cables are produced by the Sigma-Epan group, which has manufacturing operations in Singapore and Malaysia. In 2003, LAN cable production was introduced in NPCDC.

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

              SDI Project Engineering Services

              Based on trends of government and private sector expansion and upgrading of residential and commercial buildings and infrastructure projects in Singapore, the Company anticipates demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, the Company has developed its SDI project engineering capability. The SDI project engineering operations supply, deliver and install primarily medium and high voltage cable to power transmission projects in Singapore. After entering into a contract to supply, deliver and install cable for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cable as required by the project.

              In 2003, Sigma Cable recorded revenue of $3.9 million under project engineering turnkey contracts awarded by SP Powerassets, a government-linked corporation that maintains and manages electrical transmission and distribution networks in Singapore. The projects call for the supply and installation of 66kV (kilo-volt) high-voltage power cables along various distinct routes. The Company will continue to tender for future projects.

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

              The Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper purchased by the Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes, for a processing fee equal to approximately 7.0% of the copper cathode purchase price. The Company presently relies on the services of Thai Metal Processing Co., Ltd. to process its copper cathodes into copper rods in Thailand, although the Company has a variety of processing companies from which to obtain these services. In the future, the Company may construct a plant to process copper cathode into copper rods, which may reduce the Company's dependence on subcontractors. Construction of such a facility could also be an additional source of revenues and profit, to the extent that sales are made to unaffiliated parties. Copper rods are drawn into copper wire for the production of telecommunications cable, power cable and enameled wire.

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


                                                             Year ended December 31,
                             -----------------------------------------------------------------------------------------
                                      2001                        2002                             2003
                             -----------------------------------------------------------------------------------------
                                  $           %            $                %                $               %
                             -----------------------------------------------------------------------------------------
Manufactured Products:
Thailand                           47,225      23.9          79,246             32.8           62,984            29.7
Singapore                          15,804       8.0          16,637              6.9           12,514             5.9
Australia                          11,009       5.6          13,961              5.8           22,058            10.4
China                              46,838      23.7          46,095             19.1           60,606            28.7
Myanmar                               591       0.3               -                -                -               -
Export                             27,551      14.0          29,803             12.4           34,131            16.2
                             -----------------------------------------------------------------------------------------

                             -----------------------------------------------------------------------------------------
Total                             149,018      75.5         185,742             77.0          192,293            90.9
Distributed Products(1)            33,325      16.9          24,303             10.1           15,187             7.2
SDI Project Engineering(2)         14,968       7.6          31,134             12.9            3,919             1.9
                             -----------------------------------------------------------------------------------------
Total net sales                   197,311     100.0         241,179            100.0          211,399           100.0
                             -----------------------------------------------------------------------------------------

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

              As copper constitutes the costliest component of the Company's wire and cable products, the price of the Company's products depends primarily upon the price of copper. In order to minimize the risk of copper price fluctuations, the Company attempts to determine the prices of its products based on the prevailing market price of copper. However, the Company may be affected, to a degree, in the short term by significant fluctuations in the price of copper.

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

              Thailand

              The Company produces and sells telecommunications cable, enameled wire and power cable in Thailand. Sales of telecommunications cables, the Company's leading product in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the Telephone Organization of Thailand ("TOT"), or directly to subcontractors of TT&T and TelecomAsia, the two private telephone line contractors which would be licensed by TOT with regard to particular projects. Power cable (and a limited quantity of telecommunications cable) is generally sold to construction firms or contractors for use in infrastructure, commercial and residential construction projects. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances. Enameled wire purchasers tend to be smaller businesses than those that purchase telecommunications and power cable. A small quantity of power and telecommunications cable and enameled wire is sold to general electrical products supply companies which then resell to end users.

              Singapore

              The Company produces and sells low voltage power cable in Singapore. In addition, the Company sells copper rod and a wide range of wire and cable products produced by PEWC. Power cables manufactured by the Company and PEWC are primarily sold to SP Powerassets, a quasi-public entity responsible for power delivery in Singapore, and to a large number of private contractors and construction firms. The Company also offers project engineering services for the SDI of medium and high voltage power cable to power transmission projects in Singapore.

              Sales of Company manufactured products in 2003 accounted for 45.7% of the Company's net sales in Singapore; sales of Distributed Products accounted for 43.2% with the remaining 11.1% comprised of SDI project engineering services. In 2003, sales to SP Powerassets alone accounted for approximately 48.0% of the Company's total sales in Singapore and 8.0% of the Company's total aggregate sales. Additionally, sales of SDI project engineering services to SP Powerassets in 2003 accounted for all of the Company's SDI sales. Approximately 70.1% of the sales to SP Powerassets in 2003 were sales of Distributed Products, which sales have a low profit margin. Such sales are not made under a continuing contract, but pursuant to purchase orders placed from time to time with the Company by SP Powerassets. Although SP Powerassets is an important customer of the Company, neither the loss of Distributed Product sales to SP Powerassets, nor the loss of manufactured product sales to SP Powerassets, which the Company expects would be replaced by sales to other customers, would likely have a material adverse effect on the Company's results of operations. Although the Company does not believe that it could easily replace its SDI sales to SP Powerassets by sales to other customers, SDI sales presently account for only 1.9% of the Company's sales.

              China

              The Company produces and sells copper-based telecommunication cable, fiber optic cables and enameled wire in China. The Company's China operations are conducted through seven business entities. Copper-based telecommunication cables and fiber optic cables are generally sold to state or provincial telecommunication agencies or sub-contactors of such agencies. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

              Exports

              The Company's main export markets are Hong Kong, Brunei, Myanmar, China and Indonesia. Export sales are conducted by local agents or distributors of the Company in accordance with terms and prices negotiated between the local agent and the Company at the time of sale. In Thailand, the Company's principal export is enameled wire. In Singapore, the Company's principal export is power cable. The Company does not actively pursue an export business in Singapore, but benefits from Singapore's position as a trading center and makes export sales in response to buyer inquiries and solicitations. In Thailand, the Company has concentrated on promoting export sales for its enameled wire products and because of the decline in demand in the Thai market, the Company is seeking to expand its exports from Thailand of other products. In 2003, total export sales accounted for 16.2% of net sales.

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

              China

              PEWS manufactures enameled wire in Shenzhen province for electronic, video and audio products for the South China Market and for export. CCH is the trading arm of PEWS. PEWS is one of the largest enameled wire manufactures amongst the six manufacturers in Shenzhen province. It supplies mainly to transformer, motor and coil manufacturers in and around Shenzhen. It faces competition principally from overseas imports and local manufacturers.

              Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in Shanghai. It faces competition principally from overseas imports and manufacturers from other provinces.

              SPFO is one of the largest manufacturers of fiber optic cables in Shadong province and it supplies mainly to government and state telecommunication agencies such as China Netcom, China Telecom, China Mobile, China Railcom and China Powercom. It faces competition principally from approximately twenty of the larger fiber optic cable manufacturers in China.

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

              Other Markets

              In 2003, the Company exported approximately 31.2% of its products manufactured in Singapore and Thailand. These products are principally sold through independent suppliers in competition with domestic and foreign manufacturers.

              4.2.7 REGIONAL CONSIDERATIONS

              Since the Asian currency and financial crisis which began in mid-1997, confidence has gradually returned to countries in the Asia Pacific region. The financial and currency markets have significantly stabilized with financial and economic reforms instituted by the local governments with assistance from the International Monetary Fund (IMF). By the end of 1998 and in 1999, regional currencies had significantly stabilized in value relative to the U.S. dollar. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, causing the Thai Baht to weaken further. In 2003, the Thai Baht strengthened from an exchange rate of Baht 43.17 to the U.S. Dollar at the beginning of 2003 to Baht 39.63 to the U.S. Dollar at the end of 2003.

              Thailand

              A substantial portion of the Company's Thai operations, which accounted for approximately 44.2% of the Company's net sales in 2003, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company's Thai operations depends in part on the general state of the Thai economy. For several years until late 1996, the wire and cable industry and the Company benefited from continued increases in Thailand's gross domestic product ("GDP") and the many infrastructure projects implemented by the Thai government. Since the impact of the financial and economic crisis in 1997, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

              Economic growth in 2003 has increased to 6.7% from 5.2% growth recorded in 2002 as a result of increased private investment, increased domestic consumption and robust exports. Thailand's exports, a key driver of the economy, rose 3.5% in 2003, compared to a 5.0% increase in 2002. The World Bank has projected Thai economic growth in 2004 to be approximately 7.2% followed by 6.5% in 2005.

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

              Historically, control of the telecommunications sector in Thailand, including the right to grant concessions for the installation and operation of telecommunications services, has rested with state owned enterprises. There are currently three public agencies responsible for communications in Thailand: TOT, which controls domestic telephone service, the Communications Authority of Thailand ("CAT"), which handles postal and international telephone service, and the Post and Telegraph Department, which controls and regulates the use of frequencies for radio communication stations and satellite communication networks. Telecommunications services in Thailand have traditionally been developed and expanded through grants by TOT and CAT of concessions to private operators to install and operate telecom projects on a build-transfer-operate basis, where the government enterprise involved would maintain control over the award of the concession and receive a profit share from the operations of the project.

              Power

              In past years, until the economic and financial crisis in Asia which began in 1997, economic growth in Thailand stimulated rapid growth in the demand for electric power, and annual rates of growth in electricity demand outpaced annual economic growth rates. Despite the rapid growth in electricity demand, electricity consumption in Thailand remains low by international standards. The Electricity Generating Authority of Thailand has estimated that aggregate country-wide consumption will increase from approximately 13,600 MW in 1996 to approximately 26,300 MW by 2006. The Company believes that, in the medium to longer term, there will be an increased demand for power supply which will lead to increased demand for the Company's power cable products from both developers of power production facilities and contractors installing power supply lines.

              Singapore

              The Singapore economy grew by approximately 1.1% in 2003 compared to a 2.3% increase in 2002. The weak global electronic sector, weak US consumer demand and the slow world economy in 2003 all contributed to the slow growth in Singapore's GDP. The World Bank has projected Singapore economic growth in 2004 to be approximately 5.6% followed by 4.5% in 2004.

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

              For information regarding a government restructuring plan to abolish fifteen ministries, including the MPT, approved by the National People's Congress, see Section 3.3.6 "Risks Relating to China."

              The Chinese economy is estimated to have expanded by 9.1% in 2003 (2002: 8.0%) as a result of fiscal stimulus and robust external demand. Exports and imports continue to surge. Fixed-asset investment, a crucial component of China's economic growth, rose during the period partly as a result of increased public expenditure on infrastructure projects and technology upgrades of state-owned entities. The World Bank has projected China economic growth in 2004 to be approximately 7.7% followed by 7.2% in 2005.

         4.3 ORGANIZATIONAL STRUCTURE

         Thailand

         The Company's Thai operations are conducted by Siam Pacific, which produces telecommunications cable, power cable and enameled wire for the domestic market, Pacific Thai, a specialized producer of enameled wire for the export market and Charoong Thai, which manufactures power telecommunications cables and, through its subsidiaries, provides telecommunication and network services. As at December 31, 2003, the Company owns effective 55.41% interests in Siam Pacific, Pacific Thai and Charoong Thai.

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

         China

         In October 1997, the Company exercised its option to purchase from a subsidiary of Charoong Thai a 70.0% interest in NPCDC, for a consideration of $5.5 million. NPCDC manufactures a range of telecommunications cable and LAN electronic cables in Yinjiang Town, Zhejiang Province, China. NPCDC began commercial production of high quality telecommunications cable in December 1996. Total production capacity of the NPCDC operations is approximately 800,000 pkm per year. NPCDC currently obtains all of its copper rod requirements from PEWC through a licensed Chinese importer.

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

         The Company also has a 63.49% effective interest in Shanghai Yayang, a company in Shanghai, China. Shanghai Yayang is a joint venture company manufacturing enameled wire which was formed in 1998. The other party to the joint venture is South-West Power Cable in Chengdu Province. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

         SPFO is a joint venture company in Yanggu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a

51% interest in SPFO with the remaining interest owned by the joint-venture partner, Shandong Yanggu Cable Company, an established manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China. The Company has invested a total of $2.8 million in SPFO.

         On June 30, 2001, the Company invested approximately $1.2 million for a 25.0% interest in an existing profitable company Shandong Rubber Cable Company, Ltd. ("SRC"), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu. The investment was in the form of machinery transfer and cash.

         On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $3.0 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. Production is tentatively scheduled to commence in 2004 or 2005 with initial production of 900,000km of optic fibers annually. The actual commencement of operations will depend on the assessment of market conditions. The company plans to operate two optic fiber drawing towers and four production lines. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. and other external buyers. The Company believes that the market for optic fiber and fiber optic cable remains promising in China in the long term.

         On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. ("PEWS") from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. As a result of this new issue, PEWC's holding in the Company increased from 68.3% to 75.4% in 2002. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2003.

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

         APEC owns a manufacturing facility in Brisbane, Australia, which is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately Australian $4 million.

         NPCDC operates on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China. The factory area is 3.3 acres. A leasehold right of industrial land use for the land has been granted for 50 years.

         Shanghai Yayang operates a factory, partially mortgaged to a finance company, located in an area of approximately 5,000 square meters in an industrial district in Fengxian, Shanghai.

         SPFO operates in a purpose-built factory building on a leasehold state-owned land in Yanggu, Shandong Province, China.

         PEWS operates on 36,000 square meters of state-owned land with built-up area 20,367 square meters in Long Gang, Shenzhen Province, China. A leasehold right of industrial land use for the land has been granted for 50 years. The facility is mortgaged to Agricultural Bank of China as security for a Rmb 14 million bank facility granted in 2003.

         The Company's primary facilities are briefly described below:


Location                                 Company                      Products
--------                                 -------                      --------
Bangkok, Thailand                        Siam Pacific                 Telecommunications cable, power cable,
                                                                      enameled wire
Bangkok, Thailand                        Pacific Thai                 Enameled wire
Bangkok, Thailand                        Charoong Thai                Telecommunications cable, power cable
Ningbo, China                            NPCDC                        Telecommunications cable, LAN cable
Shanghai, China                          Shanghai Yayang              Enameled wire
Yanggu, China                            SPFO                         Fiber optic cable

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

         5.1 DISCLOSURES OF CRITICAL ACCOUNTING POLICIES

         Management's discussion and analysis of financial condition and results of operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

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

              We allocate revenue from installation and sale of cables contained in a single arrangement, or in related arrangements with the same customer, based on their relative fair values. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specific return or refund privileges. The amounts of revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements. Changes to the elements in an arrangement could affect the timing of the revenue recognition.

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

         Recent Pronouncements

         In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a beneficiary to consolidate a variable interest entity ("VIE") if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied in financial statements for periods ending after March 15, 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003, may be accounted for under the original or revised interpretation's provisions no later than the first period ending after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the first period ending after March 15, 2004. The Company has applied the provisions of FIN 46 on variable interest entities created after January 31, 2003 and for SPEs. The adoption did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

         In May 2003, FASB issued FASB Statement No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("Statement 150"). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In November 2003, the FASB issued FASB Staff Position (FSP) 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under Statement 150", which deferred the effective date of Statement 150 for certain mandatorily redeemable non-controlling interests. The

Company has adopted the provisions of Statement 150, except for certain mandatorily redeemable non-controlling interests, for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of Statement 150 did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

         5.2 SUMMARIZED INCOME STATEMENT

         This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and notes thereto (the "Financial Statements") presented in Item 18 of this Annual Report.

         The following table sets forth a summary statement of income for the periods indicated:

         (See chart on following page.)

                                                                        Year ended December 31,
                                                                 (US$ in thousands, except percentages)

                                                           2001                   2002                  2003
                                                   -------------------------------------------------------------------
                                                        (Restated)
Net Sales:
Manufactured products:
Telecommunications wire and cable                           $36,606                $35,619                    $33,640
Power cable                                                  41,782                 58,710                     58,450
Enameled wire                                                65,240                 86,635                     95,541
Electronic cable                                              5,390                  4,778                      4,662
                                                   -------------------------------------------------------------------
Total manufactured products                                 149,018                185,742                    192,293
SDI project engineering                                      14,968                 31,134                      3,919
Distributed Products                                         33,325                 24,303                     15,187
                                                   -------------------------------------------------------------------
Total net sales                                             197,311                241,179                    211,399
                                                   ===================================================================

Gross profit:
Manufactured products:
Telecommunications wire and cable                             6,593                  9,588                      8,503
Power cable                                                   6,548                 13,466                     11,224
Enameled wire                                                 6,578                 11,887                     12,295
Electronic cable                                                635                    252                        555
                                                   -------------------------------------------------------------------
Total manufactured products                                  20,354                 35,193                     32,577
SDI project engineering                                      (1,119)                  (787)                        92
Distributed Products                                            724                    338                        491
                                                   -------------------------------------------------------------------
Total gross profit                                           19,959                 34,744                     33,160
                                                   ===================================================================


Gross profit margin:
Manufactured products
Telecommunications wire and cable                                18.0%                  26.9%                   25.3%
Power cable                                                      15.7%                  22.9%                   19.2%
Enameled wire                                                    10.1%                  13.7%                   12.9%
Electronic cable                                                 11.8%                   5.3%                   11.9%
                                                   -------------------------------------------------------------------
Total manufactured products                                      13.7%                  18.9%                   16.9%
SDI Project engineering                                          -7.5%                  -2.5%                    2.3%
Distributed  Products                                             2.2%                   1.4%                    3.2%
                                                   -------------------------------------------------------------------
Total gross margin                                               10.1%                  14.4%                   15.7%
                                                   ===================================================================

         5.3 OPERATING RESULTS

              5.3.1 YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

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

              The monthly average copper prices in 2003 moved within the band of $1,586 to $2,200 per metric ton. Average copper prices per metric ton have increased by 14.0% from $1,560 in 2002 to $1,779 in 2003. The higher cost of copper resulted in lower gross profit margins for our products in 2003 than in previous years. Gross profit margins for manufactured products in 2003 were on average at 16.9% compared to 18.9% in 2002.

              Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2003, 2002 and 2001 copper prices are as follows:

                                                                      2003              2002               2001
                                                              --------------------------------------------------------
Average LME copper price ($/Ton)                 1Q                 $1,663             $1,557             $1,764
                                                 2Q                  1,640              1,611              1,652
                                                 3Q                  1,753              1,516              1,472
                                                 4Q                  2,059              1,554              1,426
                                                              --------------------------------------------------------
                                                 Year                1,779              1,560              1,578
                                                              ========================================================

              The rates of year 2003 GDP growth for Thailand, Singapore and China were 6.7%, 1.1% and 9.1% respectively. The 2002 GDP growth rates for Thailand, Singapore and China were 5.2%, 2.3% and 8.0% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We are beginning to see the return of growth in these industrial sectors following the recovery in the general economies of the respective countries and increases in governments' budget spending on infrastructure.

              The Company showed improved net income of $10.0 million in 2003, more than double that of $4.8 million in 2002. Sales of manufactured product increased by 3.5%, although overall net sales fell due to decrease in revenue from SDI project engineering and Distributed Products. Overall gross profit margins have increased from 14.4% in 2002 to 15.7% in 2003 due to product mix and improved selling prices for electronic cable, SDI project engineering and Distributed Products. Selling, general and administrative expenses have increased due to expanded group operations in China and Australia.

              Our net results in 2003 were aided by positive contributions from exchange gain, lower net interest expense and share of net gain of equity investees. An exchange gain of $4.2 million was recorded in 2003 largely due to the appreciation of the Thai Baht and the Australian dollar. Net interest expenses have decreased by 25.2% due to decreased borrowings with payments from cash provided by operating activities.

              Net Sales

              Sales of manufactured product increased by 3.5% from $186 million in 2002 to $192 million in 2003, although overall net sales fell due to decrease in revenue from SDI project engineering and Distributed Products. Sales in enameled wire exhibited the strongest increase of 10.3% due to the strong demand from appliance manufacturers especially in China. Sales of Distributed Products and revenue from SDI project engineering in Singapore decreased in 2003 due to decreased demand and offers of tenders from SP Powerassets.

              The following shows the percentage share in net sales of the respective operations with respect to our total sales in 2003.

                                    Manufactured        All products and
                                    products only           services
                                ------------------------------------------
           Thailand                          48.6%              44.2%
           Singapore                          8.4%              16.7%
           Australia                         11.5%              10.4%
           China                             31.5%              28.7%
                                ------------------------------------------
           Total                            100.0%             100.0%
                                ==========================================

              In 2003, Sigma Cable recorded revenue of $3.9 million under project engineering turnkey contracts awarded by SP Powerassets. The projects call for the supply and installation of 66kV (kilo-volt) high-voltage power cables along various distinct routes. The Company will continue to tender for future projects.

              Gross Profit

              Gross profit for 2003 was $33.1 million, representing a decrease of 4.6% compared to $34.7 million for 2002. Gross profit contributed by sales of manufactured products was $32.6 million in 2003 compared to $35.2 million in 2002.

              Overall gross profit margins have increased from 14.4% in 2002 to 15.7% in 2003 due to product mix and improved selling prices for electronic cable, SDI project engineering and

Distributed Products. However, gross profit margins for manufactured products decreased from 18.9% in 2002 to 16.9% in 2003 due to higher cost of raw material copper.

              Operating Profit

              Selling, general and administrative expenses have increased due to expanded group operations in China and Australia. In 2002, impairment loss on NPC telecommunication machinery of $1.5 million was taken up in view of the weak copper telecommunication cable industry in the China region and dim prospects of future sales in this product. Despite the lower gross profit in 2003, income from operations increased by 1.7% from $13.9 million in 2002 to $14.1 million in 2003 due to other operating income of $1.3 million arising from the disposal of certain property, plant and equipment.

              Gain/Loss from Investees

              In 2002, investee loss was related to that of Loxley Pacific Co., Ltd. ("Lox Pac"), Thai Professional Telecom Network Co., Ltd. ("Thai Professional"), Siam Pacific Holding Company Limited ("SPHC") and Newcall Group Limited ("NGL"). The share of loss of equity investees in 2002 consists primarily of the share of loss in NGL, Thai Professional and Lox Pac. The loss was in part due to the impairment of investment in Lox Pac of $2.5 million. In 2003, the share of gain in equity investees was largely related to share of operating profits of LoxPac and the recovery of certain receivables from NGL.

              Gain on Share Issuance by Subsidiaries and Affiliates

              In 2002, the issuance of new shares by Charoong Thai, Shanghai Yayang and Lox Pac contributed to the $1.0 million net gain on share issuance by subsidiaries and affiliates. No such gain was recorded in 2003.

              Loss on Sale of Investment

              The loss on sale of investment in 2002 and 2003 was largely due to the disposal of our investment in Charoong Thai.

              Exchange Gain/Loss

              In July 1997, the floatation of the Thai Baht caused the currency to fall in value against the U.S. Dollar and triggered declines in other regional currencies, such as the Singapore Dollar and Australian Dollar. The Thai Baht generally appreciated against the U.S. Dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. Since then, the Thai Baht has remained relatively stable. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2003, based on Noon Buying Rate, were as follows:

           Foreign currency to US$1:              December 31,     December 31,
                                                      2003             2002
                                                --------------------------------
                 Thai Baht                           39.63            43.20
                 Singapore $                          1.70             1.74
                 Australian $                         1.33             1.78
                 Chinese Rmb                          8.28             8.28

              Based on the above rates, the revaluation of assets and liabilities denominated in U.S. Dollars or other foreign currencies in the companies resulted in $4.2 million exchange gain in 2003, largely due to the appreciation of the Thai Baht and the Australian Dollar.

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

              Income Taxes

              In 2003, our income taxes charge has decreased partly due to the recognition of deferred tax asset in APEC as the company has demonstrated profitability.

              5.3.2 YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

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

              Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2002, 2001 and 2000 copper prices are as follows:

                                                     2002       2001      2000
                                                   --------   --------  --------
Average LME copper price ($/Ton)         1Q        $ 1,557    $ 1,764   $ 1,795
                                         2Q          1,611      1,652     1,739
                                         3Q          1,516      1,472     1,872
                                         4Q          1,554      1,426     1,848
                                                   --------   --------  --------
                                         Year        1,560      1,578     1,814
                                                   ========   ========  ========

              The rates of year 2002 GDP growth for Thailand, Singapore and China were 5.2%, 2.3% and 8.0% respectively. The 2001 GDP growth rates for Thailand, Singapore and China were 1.9%, -2.0% and 7.3% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We are beginning to see the return of growth in these industrial sectors following the recovery in the general economies of the respective countries and increases in governments' budget spending on infrastructure. The wire and cable industry has improved in 2002 with higher selling prices and sales margins.

              The Company showed improved results in 2002 compared to 2001. Net sales and gross profit have increased by 22.2% and 74.1%, respectively. Gross profit margins have also increased from 10.1% in 2001 to 14.4% in 2002 due to improved selling prices for telecommunication cable and power cable, and the lower cost of copper. Selling, general and administrative expenses have increased due to expanded group operations and additional provision for accounts receivables. Despite recording impairment loss on NPCDC telecommunication cable machinery of $1.5 million in 2002, income from operations has increased from $3.8 million in 2001 to $13.9 million in 2002.

              Our net results were affected by net interest expenses, share of loss of equity investees, gain on sale of investment, and income taxes charges. Net interest expenses have decreased by 52.8% due to decreased borrowings. The share of loss of equity investees in 2002 consists primarily of the share of loss in NGL and Lox Pac. Gain on share issuance by subsidiaries and affiliates arose from the issuance of shares by Charoong Thai, Shanghai Yayang and Lox Pac. Gain on sale of investment in 2001 arose from the sale of Charoong Thai warrants; while the net gain on sale of investment in 2002 arose primarily from the disposal of our investment in Charoong Thai. In 2001, $0.7 million of the valuation allowance on the deferred tax asset of Charoong Thai was written back as the company had demonstrated profitability in 2001. In 2002, our income tax charge increased primarily due to increased profitability of our Thai operations. Net income improved from $91,000 in 2001 to $4.8 million in 2002.

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

              The following shows the percentage share in net sales of the respective operations with respect to our total sales in 2002.

                                      Manufactured      All products and
                                      products only         services
                                     ----------------  -------------------
           Thailand                            48.6%            44.2%
           Singapore                            8.4%            16.7%
           Australia                           11.5%            10.4%
           China                               31.5%            28.7%
                                     ----------------  -------------------
           Total                              100.0%           100.0%
                                     ================  ===================

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

              Operating Profit

              Selling, general and administrative expenses have increased due to expanded group operations and additional provision for accounts receivables. In 2001, goodwill related to

Sigma-Epan of $0.5 million was written off as the Company decided that it would be prudent to provide for a write-down of its carrying value in view of its poor performance. In 2002, impairment loss on NPC telecommunication machinery of $1.5 million was taken up in view of the weak copper telecommunication cable industry in the China region and dim prospects of future sales in this product. With higher gross profit in 2002, income from operations increased by 357.2% from $3.8 million in 2001 to $13.7 million in 2002.

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

                                              December 31,        December 31,
            Foreign currency to US$1:            2002                2001
                                            ----------------    ----------------
            Thai Baht                            43.20               44.25
            Singapore $                           1.74                1.85
            Australian $                          1.78                1.95
            Chinese Rmb                           8.28                8.28

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

         5.4 LIQUIDITY AND CAPITAL RESOURCES

         Capital Expenditure and Capital Resources

         Net proceeds from the initial public offering of common shares on March 26, 1997 were $33.3 million. The proceeds have been used to finance a significant portion of the cost of our development. The following are the major investment and purchases in 2001, 2002 and 2003:

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

         On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The Company will invest $4.0 million for a 49% holding; the remaining 51% was originally held by Shandong Yanggu. In May 2002, the shareholding by Shandong Yanggu was transferred to Hebei Huayu Co. Ltd. Investment to date amounts to $2.3 million.

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

         In 2003, the Company injected a further $1.7 million in Shanghai Yayang through its subsidiary, Pacific Thai, thereby increasing the Company's interest in Shanghai Yayang from 62.39% to 63.49%. The additional investment was in view of improved sales and operating performance and the need for capacity expansion as part of the company's operation strategy. The Company and its joint venture partner, Shandong Yanggu, have also injected $0.3 million each in SPFO. To date, the Company has invested a total of $2.8 million with a 51.0% interest in SPFO. The Company has also contributed $0.2 million capital injection into SHP.

         Total purchases of property, plant and equipment totaled $11.1 million in 2002 and $5.0 million in 2003. Purchases relate mainly to the capacity expansion of certain subsidiaries in

China, namely Shanghai Yayang and SPFO. The remaining purchases were for replacement of old equipment.

         Liquidity

         We met our working capital requirements from cash provided by operations and both short-term and long-term borrowings. Net cash generated from operating activities for 2003 was $23.8 million, compared to $19.3 million for 2002. Net cash generated from investing activities in 2003 was $2.5 million, compared to $14.6 million used in 2002, largely on account of lower capital expenditure and proceeds from disposal of investment in 2003. Net cash used in financing activities amounted to $16.5 million in 2003 largely for the repayment of bank loans.

         The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under line of credit arrangements for short-term debt with the Company's bankers, the Company may borrow up to approximately $78 million on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2003, the unused portion of the credit lines was approximately $42 million which included unused letters of credit amounting to $27 million. Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2003, the Company had open letters of credit totaling $18 million. Liabilities relating to the letters of credit are included in current liabilities.

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

         The following table set forth our obligations and commitments to make future payments under contracts and other commitments.

Contractual obligations                                                  Payments due by period
As of December 31, 2003
(In thousands of US$)                                      Total       2004   2005-2006   2007-2008    After 2008
-----------------------------------------------------------------------------------------------------------------
Long term debt                                             1,654        -        1,654         -            -
Long term loan from PEWC                                   7,824        -          -         7,824          -
Capital lease obligations (principal amount only)            398        244        154         -            -
Operating leases                                           5,778        441        731         388        4,218
Purchase obligations                                         -          -          -           -            -
                                                         --------------------------------------------------------
Total contractual cash obligations                         15,654       685      2,539       8,212        4,218
                                                         ========================================================


         For more details on financial commitments and contingencies, please refer to Exhibit 19.1 "Asia Pacific Wire & Cable Corporation Limited- Audited Financial Statements", page F-31.

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

Name                                     Age          Position
----                                     ---          --------
Andy C.C. Cheng                          45           Director.

Michael C. Lee                           52           Director.

David T. Sun                             50           Director. Mr. Sun also serves as President of Charoong Thai.

Tony Chun-Tang Yuan                      53           Director.

Jack T. Sun                              54           Director.

Charles Chung-Yuan Han                   65           Director, member of the Executive Committee, Chairman and Chief
                                                      Operating Officer of the Company since its formation. Mr. Han has also served as the general manager of Sigma Cable since
                                                      1982.

Raymond Chin-Yung Kung                   57           Director and member of the Executive Committee of the Company since its formation. Mr. Kung has been the president and
                                                      general manager of Siam Pacific since 1989.

Tim Wong                                 49           Director. Senior Finance Manager of Utahloy Education
                                                      Foundation. Member of the Audit Committee and Remuneration
                                                      Committee.

Charles Xue                              50           Director. Chief Executive Officer of United Medical. Member of
                                                      the Audit Committee and Remuneration Committee.

Aaron Chik                               53           Director. Chief Financial Officer and Company Secretary.

Jeffrey Too                              39           Chief Executive Officer.

James M. Keyes                           41           Bermuda Resident Secretary.

Appleby Corporate Services               N/A          Resident Representative in Bermuda.

         Certain officers and directors of the Company are also officers and directors of PEWC and/or PEWC affiliates, as described below:

         Mr. Andy C.C. Cheng is a member of the Company's Board of Directors, as well as Executive Vice President and Director of PEWC. Mr. Cheng also serves as Director and Chief Executive Officer of PUSA and as a board member of other PEWC affiliates.

         Mr. Michael C. Lee is a member of the Company's Board of Directors, as well Chief Executive Officer of PEWC. Mr. Lee also serves as Chairman of PUSA.

         Mr. David T. Sun is a member of the Board of Directors of the Company, as well as President of PEWC and President of Charoong Thai.

         Mr. Tony Chun-Tang Yuan is a member of the Board of Directors of the Company. He also serves as Chairman of PEWC.

         Mr. Jack T. Sun is a member of the Company's Board of Directors, as well as Executive Vice Chairman of Charoong Thai. Mr. Sun also serves on a number of other boards of PEWC affiliates.

         Mr. Charles C.Y. Han is a member of the Board of Directors of the Company, a member of the Executive Committee, Chairman and Chief Operating Officer of the Company. Mr. Han also serves as General Manager of Sigma Cable, Managing Director of APEC and Chairman of NPCDC.

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

         6.2 AUDIT COMMITTEE

         The Audit Committee is a committee of the board of directors comprised of the two independent directors, Mr. Charles Xue and Mr. Tim Wong. Its primary function is to assist the board of directors in its oversight of: (i) the reliability and integrity of accounting policies and financial reporting and disclosure practices and (ii) the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and company policy and an adequate system of internal control, management of business risks and safeguard of assets.

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

         6.3 REMUNERATION COMMITTEE

         The Board has established a Remuneration Committee comprised of the two independent directors, Mr. Charles Xue and Mr. Tim Wong. This committee will help determine the remuneration to be paid to executive directors of the Company.

         6.4 COMPENSATION

         The aggregate amount of compensation paid by the Company to all of the Company's directors and executive officers, as a group, for services in all capacities during 2003 was approximately $900,000. As of April 8, 2004, our directors and executive officers beneficially owned 8,000 common shares representing approximately 0.058% of the outstanding common shares.

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

         6.5 EMPLOYEES

         As of December 31, 2003, the Company employed a total of approximately 1,980 employees, of which 300 are administrative and management personnel. In Thailand, the Company employs approximately 1,140 staff. In addition, the Company has approximately 190 employees in Singapore, 60 employees in Australia, 520 employees in China and 70 employees in Malaysia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.

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

         Approximately 60% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees' union in Singapore. Under the terms of a collective agreement, signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. None of the employees of Siam Pacific, Pacific Thai, Charoong Thai or APEC are members of a union.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         7.1 MAJOR SHAREHOLDERS

         As of April 8, 2004, approximately 75.4% of the common shares of the Company are indirectly owned by PEWC, a company incorporated in Taiwan and listed on the Taiwan Securities Exchange. See Section 4.1.2 "Recent Developments". The following table sets forth certain information regarding ownership of the Company's capital stock as of April 8, 2004 by (i) all persons who are known to the Company to own beneficially more than five percent of the capital stock of the Company and (ii) the officers and directors of the Company as a group. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

       Title of Class                  Identity of Person or Group              Number of         Percent of Class
                                                                                 Shares
------------------------------    ---------------------------------------    ----------------    -------------------
Common Stock                      Pacific Electric Wire & Cable Co.,             10,430,769                  75.4%
                                  Ltd.

Common Stock                      Heartland Advisors, Inc. (1)                    1,645,100                  11.9%
                                  William J. Nasgovitz (1)                        1,137,300                   8.2%
                                  President and Principal Shareholder
                                  Heartland Advisors, Inc.

Common Stock                      Directors and Officers of the Company               8,000                 0.058%

(1) Based on Schedule 13G filed February 12, 2004.

         7.2 RELATED PARTY TRANSACTIONS

         As at December 2003, the Company's largest short-term loan of $1.5 million was from Moon View Venture Limited, a subsidiary of PEWC. The loan is unsecured. As at December 2003, the only long-term loan of $7.8 million was from PEWC. The loan is unsecured and consists of $3.0 million being interest-free and the remaining portion bears interest at LIBOR plus 1%. Interest has been paid quarterly. The loan is repayable in 2008.

         Additional details regarding related party balances as of December 31, 2003 and related party transactions during the year 2003 are disclosed in Note 15 of Item 18: Financial Statements.

ITEM 8:  FINANCIAL INFORMATION

         8.1  LEGAL PROCEEDINGS

         All material litigation involving the Company discussed below is subject to a Settlement Agreement entered into as of July 2, 2004 by and among the Company, PEWC and Set Top International Inc., the material terms of which are summarized below. See also Exhibit 4.4 "Settlement Agreement [Translation]".

              Pacific Electric Wire & Cable Co., Ltd. & Asia Pacific Wire & Cable Corp., Ltd. v. Set Top International, Case No. 03 Civ. 9623
              (JFK) (AJP) (the "New York Action")

         On December 4, 2003, PEWC and the Company (collectively "Plaintiffs") commenced an action in the United States District Court for the Southern District of New York (the "Southern District") against the following parties:
Set Top, Kinbong Holdings Limited ("Kinbong"), Tom Ching-Yun Tung, Frank Wei-Feng Lin, Tai-Sheng Lien, Fu-Chuan Tsai, Fu-Nu Tsai, Yuan-Chun Hsu, Jack Takacs and Robert Everett Wolin (collectively "Defendants"). The Complaint alleges 12 causes of action, including fraud and conspiracy to commit fraud; violation of section 13(d) of the Securities Exchange Act; RICO violations under 18 USC ss. 1962; and breach of fiduciary duty.

         The case involves an alleged fraud perpetuated over a period of years by certain of the Defendants against Plaintiffs. Prior to the allegedly fraudulent transactions, PEWC owned (indirectly), free and clear of any competing claims, a 75.42% interest in the Company. As a result of the transactions, PEWC's controlling interest in the Company was purportedly transferred to Defendant Set Top.

         The Southern District action did not progress to the discovery phase as the parties sought to agree to the terms of a settlement agreement on several occasions.

         On July 2, 2004, the Company, PEWC and Set Top entered into a Settlement Agreement (the "Settlement Agreement") pursuant to which PEWC has agreed to pay Set Top $25 million (the "Settlement Amount") by August 30, 2004 (subject to extension) to purchase all of Set Top's interest in the Company's shares. In the event that PEWC fails to pay the Settlement Amount to Set Top by August 30, 2004 (subject to extension), under the Settlement Agreement the ownership of 10,074,102 shares of the Company will pass to Set Top.

         Pursuant to the Settlement Agreement, the Company, PEWC and Set Top have agreed to withdraw all claims in all litigation proceedings against each other, including the actions in New York, Singapore and Bermuda, and Set Top has agreed to withdraw all of its claims in the PUSA bankruptcy proceedings. The parties are presently negotiating on the terms and the timing of the filing of the stipulations of discontinuance and/or dismissal.

         Prior to payment to Set Top of the Settlement Amount, Set Top is entitled under the terms of the Settlement Agreement to register in its name 50.44% of the total outstanding shares of the Company. Such shares of the Company, along with the approximately three million shares of the Company currently held of record by Kinbong, will be held by an escrow agent pending payment of the Settlement Amount.

              Set Top International, Inc. v. Asia Pacific Wire & Cable Corp., Ltd. & Others, Case No. S231/2004/S

         On March 23, 2004, Set Top commenced an action in the High Court of Singapore against the Company seeking damages and an injunction restraining the Company whether by itself, its related companies, its directors, officers, employees or agents from disposing of or dealing with or diminishing in its name or from causing or permitting any one to dispose of or deal with or diminish the value of any of its assets. Pursuant to the terms of the Settlement Agreement, the parties have agreed to dismiss all claims in the Singapore action.

              Set Top International, Inc. v. Asia Pacific Wire & Cable Corp., Ltd., 2004 NO 192

         On June 11, 2004, Set Top commenced an action in the Supreme Court of Bermuda to strike the name of PUSA from the share register of the Company and insert the name of Set Top in its place. Pursuant to the terms of the Settlement Agreement, the parties have agreed to dismiss all claims in the Bermuda action.

              In re Venturelink Holdings, Inc., et al., Case No. 02-80906-11-SAF

         PUSA, the record owner of approximately 53% of the issued and outstanding common shares of the Company, is a debtor in Chapter 11 bankruptcy proceedings in the United States Bankruptcy Court for the Northern District of Texas-Dallas Division (the "PUSA Bankruptcy"). Approximately 50.44% of the common shares of the Company are subject to an alleged assignment of a pledge in favor of Set Top, which has conducted a foreclosure proceeding on that pledge and claims to have an ownership interest in those shares. In the New York Action (see above), PEWC and the Company have challenged the validity of certain actions taken by Set Top and other named defendants with respect to the shares of the Company owned by PUSA.

         Pursuant to the Settlement Agreement, Set Top has agreed to dismiss its claims and withdraw as a party in interest in the PUSA Bankruptcy. See Section
4.1.2 "Recent Developments".

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

         The high and low sales price for common shares on the NYSE (up until December 2001) and on the OTC BB (from February 2002 when the Company re-established a public trading market for its common shares on the OTC BB) for each quarterly period from the first quarter of 1998 to the first quarter of 2004, and the high and low prices for November 2003 through April 2004, are as follows:

                                                       Price per Share ($)
                                               -------------------------------
                                                      High            Low

                1998
                  First Quarter                       8.75           7
                  Second Quarter                      8              5
                  Third Quarter                       6              1.875
                  Fourth Quarter                      4.25           1.875

                1999
                  First Quarter                       4.75           2.25
                  Second Quarter                      4.4375         2
                  Third Quarter                       4.625          3.75
                  Fourth Quarter                      4.125          3.3125

                2000
                  First Quarter                       4.625          3.625
                  Second Quarter                      4.25           2.375
                  Third Quarter                       3.375          2.50
                  Fourth Quarter                      2.75           1.1875

                                                       Price per Share ($)
                                               -------------------------------
                                                      High            Low
                2001
                  First Quarter                       1.6875         0.67
                  Second Quarter                      0.85           0.65
                  Third Quarter                       0.90           0.74
                  Fourth Quarter                      0.86           0.40

                2002
                  First Quarter                       0.73           0.32
                  Second Quarter                      0.90           0.48
                  Third Quarter                       0.65           0.29
                  Fourth Quarter                      1.55           0.51

                2003
                  First Quarter                       1.06           0.83
                  Second Quarter                      1.60           0.75
                  Third Quarter                       2.74           1.40
                  Fourth Quarter                      3.60           2.15

                2004
                  First Quarter                       3.10           2.25

                PRIOR SIX MONTHS
                  December 2003                       3.50           2.30
                  January 2004                        3.10           2.30
                  February 2004                       2.84           2.35
                  March 2004                          2.90           2.25
                  April 2004                          2.85           2.50
                  May 2004                            2.40           1.90

         9.2  NATURE OF THE TRADING MARKET

         Our common shares are quoted and traded on the OTC BB operated by the NASD, Inc., under the symbol "AWRCF.OB".

ITEM 10: ADDITIONAL INFORMATION

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

              The following discussion of our common shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby Spurling Hunter, our Bermuda counsel.

              Our authorized share capital consists of 20,000,000 common shares, par value $0.01 per share, of which, as of December 31, 2003, there are 13,830,769 common shares issued and outstanding.

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

              The Bye-laws provide that a quorum for such a meeting shall be two persons present in person or by proxy holding shares of the relevant class. The Bye-laws specify that the creation or issue of shares ranking on parity with existing shares will not, subject to any statement to the contrary in the terms of issue of these shares or rights attached to those shares, vary the special rights attached to existing shares.

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

              10.1.12 DISCLOSURE OF INTERESTS

              Under the Companies Act, a director who has an interest in a material contract or assignment or a material proposed contract or assignment, or a 10% or more interest (directly or indirectly) in an entity that is interested in a contract or proposed contract or arrangement with us, is obligated to declare the nature of such interest at the first opportunity at a meeting of the board of directors, or by writing to the board of directors. If the director has complied with the relevant sections of the Companies Act and the Bye-laws with respect to the disclosure of his interest, the director may vote at a meeting of the board of directors or a committee thereof on a contract, transaction or arrangement in which that director is interested and he will be taken into account in ascertaining whether a quorum is present.

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

              10.1.14 MEETINGS OF SHAREHOLDERS

              Under Bermuda law, a company is required to convene at least one general meeting per calendar year. The directors of a company, notwithstanding anything in its Bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, duly convene a special general meeting.

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

              Our shareholders have the additional right to inspect minutes of shareholder meetings and our audited financial statements, which must be presented at an annual general meeting.

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

              The board shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the board to appoint them. Directors may also appoint their own alternates.

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

              10.1.17 AMENDMENT OF MEMORANDUM OF ASSOCIATION AND BYE-LAWS

              Bermuda law provides that the memorandum of association of a company may be amended by resolution passed at a general meeting of which due notice has been given. An amendment to a memorandum of association does not require the consent of the Minister of Finance save for specific circumstances, for example, the adopting of any authority to carry on restricted business activities.

              Under Bermuda law, the holders of:

              o an aggregate of not less than twenty percent in par value of the Company's issued common shares; or

              o not less in the aggregate than twenty percent of the company's debentures are entitled to object to amendments to its memorandum of association, and have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution amending the memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose.

Our Bye-laws may be amended in the manner provided for in the Companies Act, which provides that the directors may amend the Bye-laws, provided that any such amendment shall be effective only to the extent approved by the shareholders.

              10.1.18 MERGER OR CONSOLIDATION (AMALGAMATION)

              The Companies Act provides that, subject to the terms of a company's Bye-laws, the merger or consolidation of a Bermuda company with another company requires a merger or consolidation agreement which must be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of the company.

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

              10.1.20 REGISTRAR OR TRANSFER AGENT

              Our branch transfer agent and registrar is EquiServe Trust Company, N.A. In addition to a register held by our transfer agent, a register of holders of the shares is maintained by Appleby Corporate Services in Bermuda located at Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

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

              The transfer of common shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of common shares to such persons may be effected without specific consent under the Exchange Act and regulations thereunder. Any issues of shares, and any transfers of common shares to any person regarded as resident in Bermuda for exchange control purposes, require specific prior approval from the Bermuda Monetary Authority under the Exchange Act.

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

              The statements of United States tax laws set forth below are based on the laws in force as of the date of this Annual Report and may be subject to changes in United States law occurring after such date.

              As used herein, the term "U.S. Holder" shall mean a beneficial owner of common shares that is (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in the United States or under the laws of the United States or any state (or the District of Columbia),
(iii) an estate, the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States person" (as defined in Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust.

              Taxation of Dividends

              A U.S. Holder receiving a distribution with respect to common shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company's current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries.

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

              Taxation of Capital Gains

              For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of common shares in an amount equal to the difference between the amount realized for the common shares and the U.S. Holder's adjusted tax basis in the common shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the common shares have been held for more than one year on the date of the sale or exchange thereof, and will be short-term capital gain or loss if the common shares have been held for one year or less on the date of the sale or exchange thereof. Any gain recognized by a U.S. Holder generally will be treated as United States source income. In general, an individual's long-term capital gains are subject to U.S. federal income tax at a marginal rate of 15%, or 5% in the case of individuals in the 10% or 15% income tax brackets. (If an individual is subject to the "alternative minimum tax", the maximum effective tax rate on long-term capital gains will be 26% to 28%.)

              Long-term capital gains of corporations generally are subject to the U.S. federal income tax at a current maximum marginal rate of 35%. Short-term capital gain generally is taxable at ordinary income rates. Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Corporations may deduct capital losses only to the extent of capital gains and generally may carry back capital losses to each of the preceding three years and carry forward capital losses to each of the succeeding five years. Individuals may deduct capital losses to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate returns) and may carry forward long-term capital losses indefinitely.

              Backup Withholding

              In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of common shares to non-corporate U.S. Holders, and "backup withholding" at the rate of 28% will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the Internal Revenue Service notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its United States federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. In general, payment of the proceeds from a sale of common shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption. Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service ("IRS"). Payment of the proceeds from the sale of common shares effected outside the United States by a foreign office of certain United States connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.

              Passive Foreign Investment Company

              In general, the Company will be treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes for any taxable year if either (i) at least 75% of the gross income of the Company is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. The Company believes, based on its current operations and assets, that it is not a PFIC and does not expect to become a PFIC in the future. This conclusion is a factual determination based on, among other things, a valuation of the Company's assets, which will likely change from time to time.

              If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares, the U.S. Holder would be subject to special tax rules with respect to (i) any "excess distribution" by the Company to the U.S. Holder (generally any distribution received by the U.S. Holder in a taxable year that is greater than 125% of the average annual distribution received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the common shares, if shorter) and (ii) any gain realized on the sale or other disposition (including a pledge) of common shares.

              Under these special tax rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the common shares, (ii) the amount allocated to the U.S. Holder's current taxable year and to any period prior to the first taxable year in which the Company was a PFIC would be includible as ordinary income in the U.S. Holder's current taxable year and (iii) the amount allocated to a prior year during which the Company was a PFIC would be subject to tax at the highest tax rate in effect for that year, and an interest charge would also be imposed with respect to the resulting tax attributable to each such prior year. The interest charge is computed using the applicable rates imposed on underpayments of United States federal income tax for the relevant periods.

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

              A U.S. Holder owning common shares during any year that the Company is a PFIC must file IRS Form 8621. U.S. Holders should consult their tax advisors concerning the United States federal income tax consequences of holding common shares and of making a QEF election if the Company is treated as a PFIC in the future.

              Controlled Foreign Corporation

              More than 50 percent of the Company's voting stock is owned by a single United States shareholder. Consequently, the Company is a "controlled foreign corporation" for United States federal income tax purposes. United States persons owning (directly, indirectly or by attribution) 10 percent or more of the Company's voting stock will be subject to a special United States tax regime with respect to their stock and their shares of certain types of income of the Company. Any such 10 percent shareholders are advised to consult with their own tax advisors.

              10.6.2 BERMUDA TAXATION

              In the opinion of Appleby Spurling Hunter, the following discussion correctly describes certain tax consequences of the ownership of common shares under Bermuda law.

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

              There is no stamp duty or other transfer tax payable upon the transfer of shares in the Company by shareholders.

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

         11.1 FOREIGN CURRENCY EXPOSURE

         Changes in currency exchange rates influence the Company's results of operations. The Company's principal operations are located in Thailand and Singapore and a substantial portion of its revenues are denominated in Baht or Singapore dollars. Nearly all of the raw materials for these operations are imported and paid for in US dollars and a substantial portion of the Company's future capital expenditures are expected to be in US dollars. The Company requires a significant amount of US dollars for its ongoing equipment upgrade and maintenance programs. Although the Company's reporting currency is US dollars, the functional currency of its Singapore operations, which accounted for approximately 16.7% of Company sales (including sales of Distributed Products) in 2003, is the Singapore dollar, and the functional currency of its Thai operations, which accounted for approximately 44.2% of Company sales in 2003, is the Baht. Accordingly, any devaluation of the Baht or the Singapore dollar against the US dollar increases the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and has an adverse impact on the operations of the Company.

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

         As of December 31, 2003, we do not have any significant forward exchange contracts outstanding.

         11.2 INTEREST RATE RISK

         The Company's exposure to market rate risk for changes in interest rates relates primarily to the Company's bank loans and overdrafts, long-term debt and interest-bearing long-term loans from PEWC. The Company maintains a mixture of both fixed and floating debt instruments. During 2003 interest paid totaled $1.6 million.

         The following table provides information about the Company's debt instruments that are sensitive to changes in interest rates.



         Principal Amount (In thousands of US$)
         -----------------

         Bank loans and overdrafts                             22,339

         Long-term debt                                         1,654

         Interest-bearing long-term loan from PEWC              4,818
                                                              -------

         Total                                                 28,811
                                                              -------



         We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. We manage the exposure to financial market risk by performing ongoing evaluations of our debt portfolios and restructuring our financial instruments accordingly to provide the optimum interest structure. A half percentage point change in interest rates would affect our interest payments by approximately 13% annually.

         11.3 RISKS RELATING TO COPPER

         Copper is the principal raw material we use, accounting for approximately 50% to 60% of the cost of sales in 2003. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the "LME") for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, an increase in the price of copper will increase our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to pass on these increased costs to our customers. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. Copper prices have been subject to considerable volatility in recent years and this volatility has had a significant impact on our revenues and profits. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not continue to recur.

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

ITEM 16:  AUDIT MATTERS

16.1     AUDIT COMMITTEE FINANCIAL EXPERT

         The Company has identified a financial expert to serve as the Chair of the Audit Committee. Mr. Tim Wong is an independent director of the Company. His relevant experience includes, but is not limited to, the following:

         1. Over 9 years experience as an external and internal auditor.

         2. Over 7 years experience as Financial Controller in several companies.

16.2     CODE OF ETHICS

         The Company has adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company's code of ethics is attached as Exhibit 16.2.

16.3     PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Audit Fees

         The aggregate fees billed for the fiscal years 2002 and 2003 for professional services rendered by the principal accountant for the audit of the Company's annual financial statements total $0.3 million per year.

         Audit-Related Fees

         There were no other fees for the fiscal years 2002 and 2003 for assurance and audit-related services by the principal accountant.

         Tax Fees

         The aggregate fees billed for the fiscal years 2002 and 2003 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning total approximately $20,000 and $37,000 respectively. These fees were for services including tax planning, compliance and general advice.

         All Other Fees

         There were no other fees for the fiscal years 2002 and 2003 for services, other than those services described in the preceding paragraphs of this Item 16.3, rendered by the principal accountant.

         Audit Committee Approval

         The engagement of the accountant to render audit or non-audit services is entered into pursuant to pre-approval policies and procedures established by the audit committee of the Company and all services described in this Item 16.3 were approved by the audit committee.

PART III

ITEM 17: FINANCIAL STATEMENTS

         The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18: FINANCIAL STATEMENTS

         See pages F-1 to F-43.

ITEM 19: EXHIBITS

        19.1  INDEX TO ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AUDITED
              FINANCIAL STATEMENTS

              Report of independent auditors                                      F-2

              Consolidated balance sheets as of December 31,                      F-3
              2002 and 2003

              Consolidated statements of operations for the
              years ended December 31, 2001, 2002 and 2003                        F-5

              Consolidated statements of shareholders' equity for the
              years ended December 31, 2001, 2002 and 2003                        F-6

              Consolidated statements of cash flows for the
              years ended December 31, 2001, 2002 and 2003                        F-7

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

4.2 Indemnification Agreement dated November 6, 1996 (incorporated by reference to Exhibit 10.2 of the Company's Form F-1 filed with the Securities and Exchange Commission on November 13, 1996)

4.3 Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder's Loan (incorporated by reference to Exhibit 5.1 of the Company's Form 20-F filed with the Securities and Exchange Commission on July 1, 2002)

4.4 Settlement Agreement between Set Top International Inc. (Party A) and Pacific Electric Wire and Cable Co., Ltd. and Asia Pacific Wire and Cable Corporation Ltd. (Party B) [Translation]

8 List of significant subsidiaries (see Note 1 to the consolidated financial statements)

10            Certification under Section 906 of the Sarbanes-Oxley Act.

16.2          Code of Ethics.

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


                                    ASIA PACIFIC WIRE & CABLE
                                    CORPORATION LIMITED



                                    /s/ Jeffrey Too
                                    -------------------------------
Date:  July 7, 2004                 Jeffrey Too
                                    Chief Executive Officer

            CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

                                  CERTIFICATION

         I, Jeffrey Too, Chief Executive Officer of Asia Pacific Wire & Cable Corporation Limited, certify that:

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



Date:    July 7, 2004                        /s/ Jeffrey Too
                                             ----------------------------
                                             Jeffrey Too
                                             Chief Executive Officer

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



Date:     July 7, 2004                          /s/ Aaron Chik
                                                -----------------------
                                                Aaron Chik
                                                Chief Financial Officer

Audited Financial Statements
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED


31 December 2003

                          INDEX TO FINANCIAL STATEMENTS


                                    CONTENTS


                                                                            Page


Report of independent auditors                                               F-2


Consolidated balance sheets as of December 31, 2002 and 2003                 F-3


Consolidated statements of operations for the years ended
    December 31, 2001, 2002 and 2003                                         F-5


Consolidated statements of shareholders' equity for the years ended
    December 31, 2001, 2002 and 2003                                         F-6


Consolidated statements of cash flows for the years ended
    December 31, 2001, 2002 and 2003                                         F-7


Notes to consolidated financial statements                                   F-8

                         REPORT OF INDEPENDENT AUDITORS




To the Shareholders of
Asia Pacific Wire & Cable Corporation Limited




         We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.












                                               Ernst & Young
                                               Certified Public Accountants

Singapore
June 9, 2004

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)
                                                             DECEMBER 31,
                                                        2002             2003
ASSETS

Current assets:
   Cash and cash equivalents                         $  14,431        $  25,032
   Short-term bank deposits                              3,892            3,567
   Accounts receivable (note 9)                         53,740           58,867
   Amounts due from related parties (note 15)            4,675            3,108
   Inventories (note 9)
     Distributed products                                2,750            5,819
     Finished products                                  15,188           18,172
     Products in process                                 7,634            9,703
     Raw materials and supplies                         13,948           12,002
                                                     ---------        ---------
                                                        39,520           45,696

   Investments (note 5)                                    541            1,041
   Deferred tax assets (note 10)                           657              774
   Other current assets                                  3,332            2,785
                                                     ---------        ---------

Total current assets                                   120,788          140,870
                                                     ---------        ---------

Property, plant and equipment:
   Land                                                  4,017            4,300
   Land use rights                                       2,153            2,147
   Buildings                                            33,191           37,282
   Machinery and equipment                              76,652           84,867
   Motor vehicles                                        2,544            2,899
   Office equipment                                      6,004            6,581
                                                     ---------        ---------
                                                       124,561          138,076

   Accumulated depreciation and amortization           (56,311)         (70,115)
                                                     ---------        ---------

                                                        68,250           67,961
                                                     ---------        ---------

Other assets:
   Long term investments (note 5)                        2,412            2,441
   Investment in equity investees (note 19)              8,735           10,249
   Goodwill (note 4)                                     7,607            8,324
   Other assets                                            168              218
   Deferred tax assets (note 10)                           233            2,113
                                                     ---------        ---------

                                                        19,155           23,345
                                                     ---------        ---------

Total assets                                         $ 208,193        $ 232,176
                                                     =========        =========

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)

                                                                             DECEMBER 31,
                                                                        2002             2003
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank loans and overdrafts (note 6)                                $  36,808         $  22,339
   Accounts payable                                                     12,767            16,508
   Accrued expenses                                                      2,408             2,562
   Amounts due to related parties (note 15)                             16,052            22,515
   Short-term loans from a related party (note 15)                       2,251             1,963
   Income taxes                                                          1,450             1,699
   Current portion of long-term debt (note 7)                            1,125               -
   Deferred income taxes (note 10)                                         -                 449
   Other current liabilities                                             1,481             1,694
                                                                     ---------         ---------

Total current liabilities                                               74,342            69,729

Long-term debt, less current portion (note 7)                              675             1,654

Long-term debt from related parties, less
   current portion (note 15)                                             8,822             7,824

Other liabilities                                                          232               197

Deferred income taxes (note 10)                                          2,336             1,774
                                                                     ---------         ---------

Total liabilities                                                       86,407            81,178
                                                                     ---------         ---------

Minority interests                                                      29,739            43,822

Commitments and contingencies (notes 6 and 12)

Shareholders' equity (note 8):
   Common stock, $0.01 par value:
     Authorized shares - 20,000,000 shares
     Issued and outstanding shares - 13,830,769
       in 2001 and 2002                                                    138               138
     Additional paid-in capital                                        111,541           111,541
   Retained earnings                                                    11,032            21,032
   Accumulated other comprehensive income (loss)                       (30,664)          (25,535)
                                                                     ---------         ---------

Total shareholders' equity                                              92,047           107,176
                                                                     ---------         ---------

Total liabilities and shareholders' equity                           $ 208,193         $ 232,176
                                                                     =========         =========



The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US Dollars, except share data)

                                                                                 Year ended December 31,
                                                                     2001                2002                 2003
Net sales
   Manufactured products                                       $    149,018         $    185,742         $    192,293
   Distributed products                                              33,325               24,303               15,187
   Sales, delivery and installation of wires and cables              14,968               31,134                3,919
                                                               ------------         ------------         ------------
                                                                    197,311              241,179              211,399

Costs of sales (purchases from related parties
  amounted to $51,469 in 2001,  $81,910 in 2002
  and $53,141 in 2003)                                             (177,352)            (206,435)            (178,239)
                                                               ------------         ------------         ------------

Gross profit                                                         19,959               34,744               33,160

Other operating income                                                  -                    -                  1,336
Selling, general and administrative expenses                        (15,616)             (19,282)             (20,351)
Goodwill written off                                                   (506)                 -                    -
Impairment loss                                                         -                 (1,559)                 -
                                                               ------------         ------------         ------------
Income from operations                                                3,837               13,903               14,145

Exchange (loss) gain                                                    (81)                 (16)               4,161
Interest income                                                         901                  715                  285
Interest expense                                                     (4,074)              (2,214)              (1,407)
Share of net (loss) gain of equity investees                         (2,535)              (4,090)               1,475
Gain on share issuance by subsidiaries and affiliates                   -                  1,011                  -
Gain (loss) on sale of investment                                       743                 (557)                (885)
Others                                                                1,619                2,502                 (214)
                                                               ------------         ------------         ------------
Income before income taxes and
  minority interests                                                    410               11,254               17,560

Income taxes (note 10)                                                1,411               (4,683)              (2,477)
Minority interests                                                   (1,730)              (1,780)              (5,083)
                                                               ------------         ------------         ------------
Net income                                                               91                4,791               10,000
                                                               ============         ============         ============

Basic and diluted income per share                                     0.01                 0.35                 0.72
                                                               ============         ============         ============

Basic and diluted weighted average
    common shares outstanding                                    13,830,769           13,830,769           13,830,769
                                                               ============         ============         ============


The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of US Dollars, except share data)

                                                                                                   Accumulated
                                                                Additional                               other
                                                  Common           paid-in         Retained      comprehensive
                                                   stock           capital         earnings      income (loss)          Total
Balance at December 31, 2000                   $     138         $ 111,541        $   6,150        $ (33,155)        $  84,674

Net income for 2001                                  -                 -                 91              -                  91

Currency translation adjustment                      -                 -                -             (4,024)           (4,024)

Unrealized losses on available-for-sale
  securities - net of income tax of $9               -                 -                -                (23)              (23)
                                                                                                                     ---------
Comprehensive loss                                                                                                      (3,956)
                                               ---------         ---------        ---------        ---------         ---------
Balance at December 31, 2001                   $     138         $ 111,541        $   6,241        $ (37,202)        $  80,718

Net income for 2002                                  -                 -              4,791              -               4,791

Currency translation adjustment                      -                 -                -              6,919             6,919

Unrealized losses on available-for-sale
  securities - net of income tax of $10              -                 -                -               (381)             (381)
                                                                                                                     ---------
Comprehensive income                                                                                                    11,329
                                               ---------         ---------        ---------        ---------         ---------
Balance at December 31, 2002                   $     138         $ 111,541        $  11,032        $ (30,664)        $  92,047

Net income for 2003                                  -                 -             10,000              -              10,000

Currency translation adjustment                      -                 -                -              4,754             4,754

Losses realized on disposal of
  available-for-sale securities                      -                 -                -                (89)              (89)

Unrealized gains on available-for-sale
  securities - net of income tax of $15              -                 -                -                464               464
                                                                                                                     ---------
Comprehensive income                                 -                 -                                                15,129
                                               ---------         ---------        ---------        ---------         ---------
Balance at December 31, 2003                   $     138         $ 111,541        $  21,032        $ (25,535)        $ 107,176
                                               =========         =========        =========        =========         =========








The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US Dollars, except share data)

                                                                                     Year ended December 31,
                                                                             2001             2002             2003
Operating activities:
   Net income                                                              $     91         $  4,791         $ 10,000
   Adjustments to reconcile net income to net
      cash provided by operating activities:
     Gain on disposal of property, plant and equipment                          -                 (7)          (1,336)
     Depreciation                                                            11,210            9,805            9,217
     Goodwill written off                                                       506              -                -
     Deferred income taxes                                                   (2,247)           1,867           (2,110)
     Provision for doubtful accounts                                           (255)             968              902
     Provision for slow-moving inventories                                    1,205              847               77
     Undistributed loss of equity investees                                   2,535            4,090           (1,475)
     Impairment loss                                                            -              1,559              -
     Gain on share issuance by subsidiaries and affiliates                      -             (1,011)             -
     (Gain) loss on sale of investment                                         (743)             557              885
     Minority interests                                                       1,730            1,780            5,083
     Foreign currency translation adjustment                                    447            5,192           (1,405)
     Changes in operating assets and liabilities
         net of acquisitions of businesses:
           Accounts receivable                                               (4,075)          (8,836)          (2,637)
           Inventories                                                        4,542           (7,746)          (6,253)
           Other current assets                                              (1,662)           3,024              547
           Amounts due to related parties                                       715            1,404            8,030
           Accounts payable, accrued expenses and other liabilities          (2,958)           1,065            4,321
                                                                           --------         --------         --------
Net cash provided by operating activities                                    11,041           19,349           23,846

Investing activities:
   Decrease in short-term bank deposits                                       4,274            3,221              603
   Investment in equity investees                                            (2,857)          (4,018)            (183)
   Advance to equity investees                                               (1,380)            (353)             -
   Purchases of property, plant and equipment                                (9,116)         (11,135)          (4,877)
   Proceeds from disposal of property, plant and equipment                    4,047              266            2,147
   Acquisition of additional investment in subsidiary                        (1,341)          (1,998)          (1,091)
   Proceeds from disposal of investment                                         743              -              6,013
   Disposal of other assets                                                      44              -                 81
   Purchases of other assets                                                    -               (364)            (218)
   Investment in long-term investments                                          (97)            (197)             -
                                                                           --------         --------         --------
Net cash (used in) provided by investing activities                          (5,683)         (14,578)           2,475

Financing activities:
   Additions of loans from related parties                                      -                459              -
   Repayments of loans from related parties                                  (4,276)             -               (288)
   Additions of long-term debt                                                8,223              -                -
   Repayments of long-term debt                                              (7,598)          (6,619)          (1,750)
   Repayments of bank loans                                                 (20,956)          (5,719)         (65,884)
   Increase in bank loans                                                    10,144            7,051           51,472
   Net decrease in overdrafts                                                  (917)             (50)             (57)
                                                                           --------         --------         --------
Net cash used in financing activities                                       (15,380)          (4,878)         (16,507)

Effect of exchange rate changes on cash and cash equivalents                   (371)             297              787
                                                                           --------         --------         --------
Net (decrease) increase in cash and cash equivalents                        (10,393)             190           10,601
Cash and cash equivalents at beginning of year                               24,634           14,241           14,431
                                                                           --------         --------         --------
Cash and cash equivalents at end of year                                   $ 14,241         $ 14,431         $ 25,032
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

         Background on the Pledge Agreement to Swiss Re

         As previously disclosed in 2002, PEWC and Swiss Re entered into an Amended and Restated Letter of Credit and Reimbursement Agreement (the "LC Agreement"), pursuant to which Swiss Re issued a letter of credit to satisfy certain credit and loan obligations of PEWC's subsidiary, Pacific USA Holdings Corp. ("PUSA"), to PUSA's lenders. Under the LC Agreement, Swiss Re issued a Standby Letter of Credit in favor of Standard Chartered Bank, Hong Kong Branch ("Standard"), in the total amount of $124,000 (the "Letter of Credit"), conditioned upon the closing of a $120,000 transaction between PUSA and Standard. As a condition to obtaining the letter of credit, in February 2002, PUSA, PEWC and Swiss Re finalized a Pledge Agreement ("Pledge Agreement"), pursuant to which PUSA pledged to Swiss Re shares representing approximately 50.4% of the equity of the Company (the "Pledged Shares"), together with certain shares of other related entities. PEWC is the ultimate beneficial owner of approximately 75.4% of the equity interest in the Company through its subsidiaries, Kinbong Holdings Limited ("Kinbong") and PUSA.

         PUSA Bankruptcy

         As also previously disclosed in the 2002 financial statements, in December 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Because of the bankruptcy filing, in December 2002, Swiss Re paid to Standard $90,600 under the terms of the Letter of Credit as a result of which Swiss Re became entitled, under the terms of the Pledge Agreement, to foreclose on the Pledged Shares of the Company.

         Pending Litigations

         Following an internal investigation, it was discovered by the Boards of both PEWC and the Company that an ex-director, without the authorization of either Board, had separately negotiated a transaction whereby the Pledged Shares of the Company held by PUSA and the shares of the Company held by Kinbong would be transferred to Set Top International Inc. ("Set Top"), a British Virgins Islands company. The terms of the transaction were initially withheld from and, subsequently, misrepresented to the Boards of PEWC and the Company by the ex-director, together with certain of his associates.

         The Boards of both PEWC and the Company concluded that the ex-director has an undisclosed interest in, or control position over, Set Top, and that the terms he agreed to with Set Top are significantly less favorable to the companies than those that would have been available in a bona fide transaction with an unaffiliated party.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         The Boards of both PEWC and the Company commissioned a Special Committee which investigated the activities of the ex-director and certain of his associates in connection with the Set Top transaction. Based upon the conclusion of the Special Committee, the Boards of both PEWC and the Company have proceeded to take the necessary actions to remove the ex-director from his managerial positions in both companies.

         On December 4, 2003, PEWC and the Company filed an action in U.S. District Court for the Southern District of New York, alleging among other things that the transaction with Set Top was invalid and seeking a temporary restraining order ("TRO") on Set Top's announcement of its intention to sell 50.4% of the Company's shares in a public foreclosure sale on December 9, 2003. At a hearing on December 8, 2003, the District Court granted the request for a TRO, and prohibited the planned sale by Set Top from proceeding pending a hearing on a motion for a preliminary injunction set for December 15, 2003. At the hearing, Set Top also sought injunctive relief against PEWC, the Company and Asia Pacific Wire & Cable General Holdings Ltd., a subsidiary of the Company, to prevent an alleged looting of the Company through the pledge of stock of four of the Company's subsidiaries in other loan transactions. On December 29, 2003, the District Court dissolved the TRO of December 8, 2003 and denied Set Top's motion.

         Thereafter, Set Top re-noticed the foreclosure sale. PEWC and APWC again applied for a TRO to prevent the sale. The renewed application was denied by both the District Court and the U.S. Court of Appeals for the Second Circuit. On March 10, 2004, Set Top held a foreclosure sale at the Dallas office of Baker & McKenzie and acquired for itself a purported beneficial interest of approximately 50.4% of the Company's shares for only $13,000. However, Set Top is not registered in Bermuda as a shareholder of the Company and accordingly does not have any right to act on the behalf of the Company.

         On March 19, 2004, Set Top filed an action in the District Court to restrain PEWC, the Company and all of the Company's subsidiaries from impairing the value of the Company, by, among other things, disposing of shares or assets of the Company and seeking a TRO. That same day, the District Court denied Set Top's requested for a TRO and set a preliminary injunction hearing for March 30, 2004. Thereafter, Set Top requested an extension of time with respect to the hearing. The District Court postponed the preliminary injunction hearing without date.

         On April 6, 2004, Set Top filed its counterclaims. In its counterclaims, Set Top seeks, among other things, a deficiency judgment in the amount of $39,544, specific performance and/or damages for breach of contract against PEWC, and specific performance against the Company to compel registration of the Company's shares.

         On March 23, 2004, Set Top commenced an action in the High Court of Singapore against the Company seeking damages and an injunction restraining the Company from disposing of, diminishing in its name, dealing with, causing or permitting other parties in similar causes, the assets of the Company. The prohibition includes the Company's assets in particular the shares in and the assets of Charoong Thai Wire and Cable Public Company Limited and Asia Pacific Wire & Cable General Holdings Ltd.

         On March 24, 2004, the High Court of Singapore granted the request for injunctive relief until after the trial of the action or until further notice and ordered the Company to file an affidavit confirming all its assets, giving the value, location and details of all such assets.

         The grounds of Set Top's application for injunctive relief against the Company were premised on Set Top's purported ownership of a controlling interest in the Company and the alleged looting of the Company through the pledge of the stock of four of the Company's subsidiaries in loan transactions, substantially the same allegations and issues between the Company and Set Top in the proceedings in the U.S. District Court for the Southern District of New York.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         On April 1, 2004, the Company filed an application to set aside the order of the High Court of Singapore of March 24, 2004 and that the Company be relieved from complying with the part of the order that requires the filing of an affidavit disclosing the Company's assets, pending the final disposal of the application.

         On April 2, 2004, pursuant to the Company's application, the High Court of Singapore suspended the order of March 24, 2004 with immediate effect and adjourned the hearing of the application to a later date to be fixed.

         On May 18, 2004, Set Top applied to the High Court of Singapore to join nine additional parties (collectively referred to as the "Singapore defendants"), including PEWC Singapore Co (Pte) Ltd, certain directors and senior management of the Company, as defendants to the action and claimed the following relief:

         (a) An injunction restraining the Singapore defendants from disposing of, diminishing in their names, dealing with, causing or permitting other parties in similar causes, the assets of the Company, in pursuance of an alleged conspiracy by the Singapore defendants to injure Set Top by unlawful means.

         (b) Alternatively, an injunction restraining the Singapore defendants from disposing of, diminishing in their names, dealing with, causing or permitting other parties in similar causes, the assets of the Company, in pursuance of an alleged conspiracy by the Singapore defendants with the sole or predominant purpose of injuring Set Top.

         (c) Further or alternatively, an injunction restraining the Company, PEWC Singapore Co (Pte) Ltd, and certain Singapore defendants from procuring or inducing the breach of the amended and restated letter of credit and reimbursement agreement dated September 21, 2001 between Set Top and PEWC by the disposal of, the diminution in its name, the dealing with, causing or permitting other parties in similar causes, the assets of the Company.

         (d) Further or alternatively, an injunction restraining PEWC Singapore Co (Pte) Ltd, from dishonestly assisting the breach of fiduciary duty owed by certain Singapore defendants by disposing of, diminishing in its name, dealing with, causing or permitting other parties in similar causes, the assets of the Company.

         (e) Damages, payable by the Company to Set Top in respect of its infringement of Set Top's right to be registered as a holder of 72.84% of the shares of the Company, payable by the Singapore defendants to Set Top for the loss and damage suffered by Set Top as a result of their conspiracy to injure Set Top by unlawful means and with the sole or predominant purpose of injuring Set Top, payable by the Company, PEWC Singapore Co (Pte) Ltd and certain Singapore defendants to Set Top for the loss and damage suffered by Set Top as a result of their inducement or procurement of the breach of the amended and restated letter of credit and reimbursement agreement dated September 21, 2001 by PEWC.

         (f) A declaration that PEWC Singapore Co (Pte) Ltd holds the pledged share of Asia Pacific Wire & Cable General Holdings Ltd. for the Company as its constructive trustee.

         (g) Interest on any damages awarded to Set Top at such rate and for such period as the High Court of Singapore may award.

         On May 24, 2004, Set Top filed and served its statement of claim with the High Court of Singapore.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         On June 9, 2004, the Company filed an application to stay the Singapore proceedings on grounds of duplicity with the proceedings in the U.S. District Court for the Southern District of New York and for an order that Set Top provide security for the Company's costs of defending the Singapore proceedings up to the stage of the hearing of the Company's application to stay the Singapore proceedings. The Company's application for the provision of security for costs is scheduled for hearing on June 21, 2004. The Company's application for the stay of the Singapore proceeding is scheduled for hearing on July 12, 2004.

         Both PEWC and APWC intend to prosecute vigorously these actions, and PEWC will continue to seek to the regain clean title to the shares of APWC owned by it. However, there can be no assurance that the Company will prevail in these actions. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigations.

         While these matters are being resolved, PEWC is able to elect the majority of the members of the Company's Board of Directors and has the power to determine the outcome of other actions requiring the approval of the shareholders.

         The Company engages in transactions in the ordinary course of business with PEWC. Both the Company and PEWC have entered into a composite services agreement dated November 7, 1996 (the "Composite Services Agreement") as described in Note 15. However, the Company is unable to predict whether PEWC would, at some future date, seek to limit the business it conducts with the Company pursuant to the terms of the Composite Services Agreement either because PEWC's controlling interest in the Company had been effectively transferred to Set Top or for some other reason.

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

         Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2001, 2002 and 2003 include the following:

         (a) purchase in 2001 of an additional 20.8% interest in Ningbo Pacific Cable Co., Ltd. ("Ningbo") (formerly known as Ningbo Pacific CDC Cable Co., Ltd.) for $725, thereby increasing the Company's interests in Ningbo from 70% to 90.8% in 2001. The increase in the Company's interests in Ningbo has been accounted for as a purchase. Accordingly, the excess of fair value of assets acquired over the amount paid for the incremental ownership of 20.8% resulted in a goodwill of $582.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         (b) purchase in 2001 of an additional 40% interest in Sigma-Epan International Pte Ltd. ("Sigma-Epan") for $425, thereby increasing the Company's interests in Sigma-Epan from 60% to 100% in 2001. The increase in the Company's interests in Sigma-Epan has been accounted for as a purchase. Accordingly, the excess of fair value of assets acquired over the amount paid for the incremental ownership of 40% resulted in a goodwill of $246.

         (c) purchase in 2001 of additional new shares in Shanghai Yayang Electric Co., Ltd. ("Shanghai Yayang") by the Company's 66.15% held subsidiary for $950, which resulted in a goodwill of $513. However, the issuance of new shares during the year by Shanghai Yayang has caused the Company's effective interest in Shanghai Yayang to be diluted from 62.88% to 62.09%.

         (d) purchase in 2001 of an additional 16.66% interest in Loxley Pacific Co., Ltd ("Lox Pac") for $1,054, thereby increasing the Company's interest in Lox Pac from 13.9% to 30.56%.

         (e) purchase on March 22, 2002 of 100% of PEWC's interest in Crown Century Holdings Limited ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd ("PEWS") (collectively referred to as "CCH"), resulting in CCH becoming a wholly-owned subsidiary of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 shares of the Company's common stock. Since the entities were under common control, the merger has been accounted for at historical cost in a manner similar to pooling-of-interests and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of both entities.

         (f) purchase in 2002 of an additional 3.51% interest in Ningbo for $5,830, thereby increasing the Company's interest in Ningbo from 90.8% to 94.31% in 2002. The increase in the Company's interest in Ningbo has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 3.51% resulted in goodwill of $327.

         (g) purchase in 2002 of additional new shares in Shanghai Yayang for $250, thereby increasing the Company's interest in Shanghai Yayang from 62.09% to 63.81%. The increase in the Company's interest in Shanghai Yayang has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 1.72% resulted in goodwill of $85. The Company further purchased additional new shares in Shanghai Yayang for $50. However, further issuance of new shares during the year by Shanghai Yayang has caused the Company's effective interest in Shanghai Yayang to be diluted from 63.81% to 62.39%. The Company recognized a loss of $79 on the issuance of new shares by Shanghai Yayang.

         (h) purchase in 2002 of a 48.72% equity interest in Shandong Huayu Pacific Fibre Optics Communications Co., Ltd ("Shandong Huayu") for a consideration of $2,330.

         (i) purchase in 2002 of an additional 1.84% interest in Newcall Communications Singapore Pte Ltd ("NCS"), thereby increasing the Company's interest in NCS from 37.69% to 39.53% in 2002. The purchase consideration of $535 was fully written off in 2002 as NCS was liquidated during that year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         (j) purchase in 2002 of additional new shares in Lox Pac for $1,153. However, further issuance of new shares during the year by Lox Pac has caused the Company's effective interest in Lox Pac to be diluted from 30.56% to 24.58%. The Company recognized a loss of $77 on the issuance of new shares by Lox Pac.

         (k) purchase in 2002 of the remaining 33.85% interest in Siam Pacific Electric Wire & Cable Company Limited ("Siam Pacific") for $11,563, in the form of Charoong Thai shares issued to the minority shareholders. The excess of fair value of the assets acquired over consideration paid resulted in goodwill of $1,586. However, the further issuance of new Charoong Thai shares and the disposal of Charoong Thai shares have caused the Company's effective interest in Siam Pacific to be diluted from 66.15% to 63.87%. The Company recognized a gain of $1,167 and a loss of $557 on the issuance of new shares by Charoong Thai and the disposal of Charoong Thai shares, respectively.

         (l) purchase in 2003 of additional new shares in Shanghai Yayang for $1,670, thereby increasing the Company's interest in Shanghai Yayang from 62.39% to 63.49%. The increase in the Company's interest in Shanghai Yayang has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 1.1% resulted in goodwill of $717.

         (m) disposal in 2003 of 8.46% interest in Charoong Thai for $6,013; thereby decreasing the Company's interest in Charoong Thai from 63.87% to 55.41%. The Company recognised a loss of $885 on the disposal of Charoong Thai shares.

         (n) convert in 2003 of $1,445 due from Newcall Group Limited ("NGL") to equity in NGL, thereby increasing the Company's interest in NGL from 20.81% to 27.45%.

         (o) purchase in 2003 of additional new shares in Shandong Pacific Fiber Optics Co., Ltd. ("Shandong Pacific") for $308. The Company's equity in Shandong Pacific remained at 51%.

         (p) purchase in 2003 of additional new shares in Shandong Huayu of $183, thereby increasing the Company's interest in Shandong Huayu by 1.19% to 49.91%.

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

                                                                                                      Place of
                                                                           Percentage of         incorporation
         Company                                                         equity interest        and operations
         -------                                                      ------------------        --------------
                                                                        2002      2003

         Asia Pacific Wire & Cable General Holdings Ltd.                 100%       100%           The British
                                                                                                Virgin Islands

         Sigma Cable Company (Private) Limited                         98.24%     98.24%             Singapore

         Sino-Sin Trading Pte Ltd.                                       100%       100%             Singapore

         Siam Pacific Electric Wire & Cable Company                    63.87%     55.41%              Thailand
             Limited **

         Pacific-Thai Electric Wire & Cable Company                    63.87%     55.41%              Thailand
             Limited ("Pacific Thai") **

         Australia Pacific Electric Cable Pty Limited ("APEC")          98.48%    98.48%             Australia

         Ningbo Pacific Cable Co., Ltd.                                94.31%     94.31%          The People's
                                                                                             Republic of China

         Crown Century Holdings Limited                                  100%       100%             Hong Kong

         Pacific Electric Wire & Cable (Shenzhen) Co., Ltd               100%       100%          The People's
                                                                                             Republic of China

         Hard Lek Limited                                              73.98%     73.98%              Thailand

         PRC (APWC) Holding Ltd.                                         100%       100%           The British
                                                                                                Virgin Islands

         Samray Inc.                                                     100%       100%           The British
                                                                                                Virgin Islands

         Siam (APWC) Holdings Ltd.                                       100%       100%           The British
                                                                                                Virgin Islands

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

                                                                                                      Place of
                                                                           Percentage of         incorporation
         Company                                                         equity interest        and operations
         -------                                                      ------------------        --------------
                                                                        2002       2003

         Moon View Ltd.                                                  100%       100%           The British
                                                                                                Virgin Islands

         Trigent Investment Holdings Limited                             100%       100%           The British
                                                                                                Virgin Islands

         Siam Pacific Holding Company Limited ("SPHC")                    49%        49%              Thailand

         Charoong Thai Wire and Cable Public                           63.87%     55.41%              Thailand
             Company Limited

         Sigma-Epan International Pte Ltd.                               100%       100%             Singapore

         Crown Century Holdings Ltd.                                     100%       100%           The British
                                                                                                Virgin Islands

         APWC (Thailand) Co., Ltd.                                     95.59%     95.59%              Thailand

         PEWC (Thailand) Co., Ltd.                                     95.59%     95.59%              Thailand

         Shanghai Yayang Electric Co., Ltd.                            62.39%     63.49%          The People's
                                                                                             Republic of China

         Myanmar Sigma Cable Co., Ltd.                                    80%        80%               Myanmar

         Singvale Pte Ltd                                                100%       100%             Singapore

         Shandong Pacific Fiber Optics                                    51%        51%          The People's
             Co., Ltd.^                                                                      Republic of China

         Shandong Huayu Pacific Fibre Optics                           48.72%     49.91%          The People's
            Communications Co., Ltd                                                          Republic of China
            ("Shandong Huayu")

         Loxley Pacific Co., Ltd.                                      31.24%     29.16%              Thailand

         Thai Professional Telecom Network                             19.16%     16.61%              Thailand
             Co., Ltd. ("Thai Professional")

         Newcall Group Limited                                         20.81%     27.45%           New Zealand


ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


1.       ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

         ^ Shandong Pacific was incorporated under the laws of the People's Republic of China on Joint Ventures using Chinese and Foreign Investment. The tenure for this joint venture is 50 years and the Company's interest in accordance to the joint venture agreement is 51%. Due to the timing difference in the of outstanding capital by the joint venture parties during 2001, the Company's effective interest has been diluted from 74.62% to 51%.

         ** On February 21, 2002, SPHC disposed of its shareholdings in Siam Pacific to its shareholders in proportion relative to their respective shareholdings in SPHC at a consideration of $3.87 per share. This transaction did not result in a change in the Company's effective interest in Siam Pacific. On July 2, 2002, Charoong Thai acquired 100% of the outstanding shares in Siam Pacific from the shareholders of SPHC by issuing 177,550,000 new shares at 5 Baht each in exchange for Siam Pacific shares at a swap ratio of 26.5 new Charoong Thai shares for every 1 Siam Pacific share. This transaction together with disposal of Charoong Thai shares has caused the Company's effective interest in Charoong Thai to be diluted from 69.18% to 63.87% in 2002.


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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Property, Plant and Equipment

         Property, plant and equipment are stated at cost. Assets leases qualifying as capital leases are also included in property, plant and equipment. Major renewals and improvements are capitalized and minor replacements, maintenance, and repairs are charged to current operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. No depreciation is charged for construction in progress and machinery and equipment under installation. Depreciation is provided as follows:

         Land                           Nil
         Land use rights                49 - 50 years
         Buildings                      5 - 30 years
         Machinery and equipment        5 - 10 years
         Motor vehicles                 3 - 8 years
         Office equipment               3 - 10 years

         Depreciation for 2001, 2002 and 2003 amounted to $11,074, $9,805 and $9,217, respectively.

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

         Statement 142 provides for a six month period from the date of implementation to record impairment under the new method. The impairment charge, if any, would be recorded as a cumulative effect of a change in accounting principle. The fair value exceeded the book value of each reporting unit as of January 1, 2002 and, accordingly, there was no impairment charge as a result of the implementation of the new standard. The impact on net income and earnings per share for the twelve months ended December 31, 2001 as if Statement 142 had been implemented as of the beginning of fiscal 2001 is disclosed in Note 4.

         Under Statement 142, the Company is required to assess whether goodwill is impaired at least annually using a two-step process. This assessment was made as of December 31, 2002 and 2003, and no impairment was indicated.

         In 2001, in view of the poor sales and operating performance of a subsidiary, the Company evaluated the goodwill attributable to that subsidiary and concluded that the goodwill was impaired. The carrying amount of goodwill of $500 was expensed during 2001.

         In 2001, goodwill was amortized using the straight-line method over the lesser of its expected useful life or 40 years.

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

         When elements such as installation and sale of cables are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specified return or refund privileges.

         The Company adopted EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") in 2003. The impact of adopting EITF 00-21 was not material to the financial statements.

         Shipping and Handling Costs

         The Company classifies such costs as cost of sales.

         Product Warranties

         The Company provides for the estimated cost of product warranties based on the warranty policy and historical experience, and accrues for specific items at the time their existence is known and the amounts are determinable.

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

         As at December 31, 2002 and 2003, the Company has entered into forward exchange contracts with notional value of $1,009 and $100, respectively. The fair value of the forward exchange contracts as at December 31, 2002 and 2003 were $1 and $1, respectively. These forward exchange contracts do not qualify for hedge accounting in accordance with FASB Statement No. 133 "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Allowance for Doubtful Accounts

         The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments based on the analysis of accounts receivable, historical bad debts, customer credit-worthiness and current economic trends.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Recent Pronouncements

         In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a beneficiary to consolidate a variable interest entity ("VIE") if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a VIE that will absorb a majority of the entity's expected losses if they occur, receives a majority of the entity's expected residual returns if they occur, or both. In December 2003, FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied in financial statements for periods ending after March 15, 2004. VIEs created after December 31, 2003 must be accounted for under the Revised Interpretations. Special Purpose Entities ("SPEs") created prior to February 1, 2003, may be accounted for under the original or revised interpretation's provisions no later than the first period ending after December 15, 2003. Non-SPEs created prior to February 1, 2003, should be accounted for under the revised interpretation's provisions no later than the first period ending after March 15, 2004. The Company has applied the provisions of FIN 46 on variable interest entities created after January 31, 2003 and for SPEs. The adoption did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

         In May 2003, FASB issued FASB Statement No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("Statement 150"). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In November 2003, the FASB issued FASB Staff Position (FSP) 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under Statement 150", which deferred the effective date of Statement 150 for certain mandatorily redeemable non-controlling interests. The Company has adopted the provisions of Statement 150, except for certain mandatorily redeemable non-controlling interests, for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of Statement 150 did not have a material impact on the Company's financial statements of position, results of operations, or cash flows.

         Reclassification

         Certain prior-year amounts have been reclassified to conform to the current-year presentation.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

4.       GOODWILL

         Goodwill relates to the manufactured products segment and the changes in the carrying value of goodwill for the year ended December 31, 2003 are as follows :-


         Balance, December 31, 2001                                                            $ 5,609
         Goodwill acquired                                                                       1,998
                                                                                               -------

         Balance, December 31, 2002                                                            $ 7,607
         Goodwill acquired                                                                         717
                                                                                               -------
         Balance, December 31, 2003                                                            $ 8,324
                                                                                               =======

         The following tables adjust net income (loss) and earnings (loss) per share to adjusted amounts that reflect the elimination of goodwill amortization for the comparable year ended December 31, 2001 prior to adoption of Statement 142: -

                                                                              December 31,
                                                                   2001            2002          2003

         NET INCOME
           Reported net income                                   $    91          $4,791       $10,000
           Goodwill amortization                                     136            -              -
           Equity method goodwill amortization                       210            -              -
                                                                 -------          ------       -------
           Adjusted net income                                       437           4,791        10,000
                                                                 =======          ======       =======


         BASIS AND DILUTED EARNINGS PER SHARE
           Reported net income                                     $0.01           $0.35         $0.72
           Goodwill amortization                                    0.01            -             -
           Equity method goodwill amortization                      0.01            -             -
                                                                 -------          ------       -------
           Adjusted net income                                   $  0.03          $ 0.35       $  0.72
                                                                 =======          ======       =======


5.       INVESTMENTS

         The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                                Available-for-sale Securities
                                                 -----------------------------------------------------
                                                                   Gross           Gross     Estimated
                                                              Unrealized      Unrealized          Fair
                                                     Cost          Gains          Losses         Value
                                                 -----------------------------------------------------
         December 31, 2002
         Quoted equity securities                $   790          $   53          $ (302)      $   541
                                                 =======          ======          ======       =======

         December 31, 2003
         Quoted equity securities                $   915          $  141          $  (15)      $ 1,041
                                                 =======          ======          ======       =======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


5.       INVESTMENTS (continued)

                                                             Held-to-maturity Securities
                                     ------------------------------------------------------------------------
                                                              Gross                Gross            Estimated
                                     Amortized           Unrealized           Unrealized                 Fair
                                          Cost                Gains               Losses                Value
                                     ------------------------------------------------------------------------
         December 31, 2002
         Corporate debts               $  120              $   -                 $  -                $    120
                                       ======              =======               ======              ========

         December 31, 2003
         Corporate debts               $   50              $   -                 $  -                $     50
                                       ======              =======               ======              ========


         A summary of the carrying values and balance sheet classification of all investments in debt and equity securities including held-to-maturity and available-for-sale securities disclosed above was as follows:

                                                                                            December 31,
                                                                                       2002             2003

         Available-for-sale equity securities                                        $   541          $  1,041
                                                                                     -------          --------

                Short-term investments                                                   541             1,041
                                                                                     -------          --------

         Held-to-maturity debt securities                                            $   120          $     50
         Equity securities in privately-held companies and other investments           2,292             2,391
                                                                                     -------          --------

                Long-term investments                                                  2,412             2,441
                                                                                     -------          --------
         Total investments                                                           $ 2,953          $  3,482
                                                                                     =======          ========


         There were realized gains of $nil, $nil and $89 on disposal of available-for-sale securities in 2001, 2002 and 2003, respectively. The disposal of available-for-sale securities was for a consideration of $4, $nil and $175 in 2001, 2002 and 2003, respectively. The net adjustment to unrealized holding (losses) gains on available-for-sale securities included as a separate component of shareholders' equity totaled, $(23), $(381) and $464 in 2001, 2002 and 2003, respectively.

         On December 31, 2002 and 2003, the Company held available-for-sale and held-to-maturity securities issued by a minority shareholder of two of the Operating Subsidiaries with costs of $538 and $938, respectively. The estimated fair values of such available-for-sale and held-to-maturity securities were $394 and $120 and at December 31, 2002 and $1,027 and $50 at December 31, 2003, respectively.

         The contractual maturity dates of the debt securities held-to-maturity at December 31, 2003 have contractual maturity dates in 2005.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


6.       CREDIT ARRANGEMENTS

         Under line of credit arrangements for short-term debt with the Company's bankers, the Company may borrow up to approximately $78,000 on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2003, the unused portion of the credit lines was approximately $42,000, which included unused letters of credit amounting to $26,725. Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2003, the Company had open letters of credit totaling $18,212. Liabilities relating to the letters of credit are included in current liabilities.

         The credit lines of the Company were secured by:

         (i) Mortgage of the Company's land, buildings, machinery and equipment with a total carrying amount of $4,892 at December 31, 2003;

         (ii)     Mortgage of the assets of a subsidiary of the Company;

         (iii)    Pledge of short-term deposits of $3,567 at December 31, 2003;

         (iv) Joint and several personal guarantees from certain directors of a subsidiary of the Company; and

         (v) Corporate guarantees issued by the Company, a subsidiary of the Company and the holding company.


         The weighted average interest rates on bank loans and overdrafts as of December 31, 2002 and 2003 were 5.6% and 4.0%, respectively.


7.       LONG TERM DEBT
                                                          December 31,
                                                     2002              2003


         Bank loan                                $ 1,800            $ 1,654
         Less: Current portion                     (1,125)               -
                                                  -------            -------
                                                  $   675            $ 1,654
                                                  =======            =======


         During 2001, 2002 and 2003 interest paid totaled $1,093, $477 and $155, respectively. The bank loan on December 31, 2003 is secured by land and buildings of a subsidiary (the "Subsidiary") of the Company with a net book value of $2,848 on December 31, 2003 and the requirement to maintain a certain minimum percentage holding of the Subsidiary.

         The above loan bears interest at the bank's bill rate plus 1%, and the interest rates on December 31, 2002 and 2003 were approximately 8.8% and 5.83%, respectively.

         The above loan amount as at December 31, 2003 matures within the next 1 year. The Company renewed the bank loan upon its maturity in March 2004.

         The current portion of bank loans in 2002 were partially repaid and partially rolled-over during 2003.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


8.       DISTRIBUTION OF EARNINGS

         The Company's ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the investee companies.

         As described in Note 2, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries and investee companies. In accordance with the relevant laws and regulations applicable to the Company's subsidiaries and investee companies, the earnings available for distribution are based on their respective statutory financial statements. At December 31, 2003, the amount of the Company's retained earnings available for distribution was approximately $18,398 and the consolidated retained earnings included $3,223, $1,003, $676, $414 and $nil of Lox Pac, Thai Professional, SPHC, NGL and Shandong Huayu, respectively.


9.       VALUATION AND QUALIFYING ACCOUNTS

                                               Balance at      Net charged                     Currency         Balance
                                                beginning     to costs and                  translation          at end
         Description                              of year       expenses       Deduction    adjustments         of year
         -----------                           ----------      ---------       ---------    -----------       ---------
         Year ended December 31, 2001:
           Deducted from asset accounts
             Allowance for doubtful accounts    $  3,615         $   (255)     $  (272)       $   (59)         $  3,029
             Allowance for inventories             1,337            1,205         -               (24)            2,518
                                                --------         --------      -------        -------          --------
                                                $  4,952         $    950      $  (272)       $   (83)         $  5,547
                                                ========         ========      =======        =======          ========

         Year ended December 31, 2002:
           Deducted from asset accounts
             Allowance for doubtful accounts    $  3,029         $    968      $  (123)       $    84          $  3,958
             Allowance for inventories             2,518              847       (1,012)            52             2,405
                                                --------         --------      -------        -------          --------
                                                $  5,547         $  1,815      $(1,135)       $   136          $  6,363
                                                ========         ========      =======        =======          ========
         Year ended December 31, 2003:
           Deducted from asset accounts
             Allowance for doubtful accounts    $  3,958         $    902      $  (279)       $   271          $  4,852
             Allowance for inventories             2,405               77         (370)            95             2,207
                                                --------         --------      -------        -------          --------
                                                $  6,363         $    979      $  (649)       $   366          $  7,059
                                                ========         ========      =======        =======          ========

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

         The Operating Subsidiaries and Equity Investees are governed by the income tax laws of Singapore, Thailand, Australia, New Zealand, the People's Republic of China and Myanmar. The corporate income tax rate in Singapore was 24.5%, 22% and 22% for 2001, 2002 and 2003,
         respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2003 and a withholding tax of 3% is levied on dividends received by the Company. In Australia, the corporate income tax rate was 30% for 2001/2002, 2002/2003 and 2003/2004 tax years. The corporate income tax rate for New Zealand was 33% for 2001/2002, 2002/2003 and 2003/2004 tax years and a withholding tax of 30% is levied on dividends received by the Company. The applicable corporate income tax rate for the subsidiaries in the People's Republic of China was 33% for each of the three years ended December 31, 2003. The corporate income tax rate for Myanmar was 30% for 2000/2001, 2001/2002 and 2002/2003 tax years.

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

         Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

                                                            Year ended December 31,
                                                     2001              2002           2003
         Thailand                                $  7,264          $ 17,131       $ 14,381
         Singapore                                 (3,450)           (3,572)        (4,194)
         Australia                                 (1,361)            1,257          3,924
         The People's Republic of China             1,516             1,117          4,598
         Myanmar                                       52               (24)          -
         Others                                    (1,076)             (561)        (1,269)
                                                 --------          --------       --------
                                                    2,945            15,348         17,440

         Equity investees
             Thailand                                (316)           (3,357)           120
             New Zealand                           (1,319)             (221)          -
             Singapore                               (901)             (475)          -
             Others                                     1               (41)          -
                                                 --------          --------       --------
                                                 $    410          $ 11,254       $ 17,560
                                                 ========          ========       ========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands of US Dollars, except share data)


10.      INCOME TAXES (continued)

         Significant components of the provision (benefit) for income taxes are as follows:

                                                                        Year ended December 31,
                                                                    2001           2002         2003
         Allocated to net income
         Current:
           Thailand                                             $    555       $  2,787      $ 3,747
           Singapore                                                 281            (30)         150
           Myanmar                                                  -                12           12
           The People's Republic of China                           -              -             252
           Australia                                                -              -             286
                                                                --------       --------      -------
         Total current                                               836          2,769        4,447
                                                                --------       --------      -------
         Deferred:
           Thailand                                               (2,074)         2,022         (466)
           Singapore                                                (173)          (108)        (258)
           Australia                                                -              -          (1,246)
                                                                --------       --------      -------
         Total deferred                                           (2,247)         1,914       (1,970)
                                                                --------       --------      -------
                                                                $ (1,411)      $  4,683      $ 2,477
                                                                ========       ========      =======
         Allocated to comprehensive income (loss)               $     (9)      $    (10)     $    15
                                                                ========       ========      =======

         On December 31, 2003, the Operating Subsidiaries had net operating loss carry forwards of approximately $16,538, for income tax purposes, of which $3,196 and $841 will expire in 2006 and 2007 respectively. The remaining net operating loss can be carried forward indefinitely.

         The provision for income taxes differs from the amount computed by applying the respective statutory rates to income before income taxes of the Company and the Operating Subsidiaries. The principal reasons for the difference are listed in the following table:

                                                                         Year ended December 31,
                                                                    2001         2002           2003
         Tax at statutory rate in Bermuda                        $  -          $  -           $  -
         Higher statutory rate in Thailand                         2,401        3,540          3,278
         Higher statutory rate in Singapore                         (720)        (891)          (923)
         Higher statutory rate in Australia                         (407)         377          1,177
         Higher statutory rate in New Zealand                       (733)         (66)          -
         Higher statutory rate in the People's
           Republic of China                                         500          369          1,114
         Higher statutory rate in Myanmar                           (365)          (7)          -
                                                                 -------       ------         ------
                                                                     676        3,322          4,646
         Expenses not deductible for tax purposes                    515        1,023            121
         Changes in valuation allowance                           (1,959)         740         (1,950)
         Withholding tax on net income retained                       56         -              -
         Others                                                     (699)        (402)          (340)
                                                                 -------       ------         ------
         Total (benefit) charge for the year                      (1,411)       4,683          2,477
                                                                 =======       ======         ======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


10.      INCOME TAXES (continued)

         Deferred tax liabilities and assets are comprised of the following:

                                                                        December 31,
                                                                      2002         2003
         Deferred tax liabilities:
           Tax over book depreciation                               $  (791)     $  (322)
           Book over tax basis in subsidiaries                         (950)      (1,398)
           Translation adjustments                                     (584)        (503)
           Others                                                       (11)        --
                                                                    -------      -------
           Total deferred tax liabilities                            (2,336)      (2,223)
                                                                    -------      -------


         Deferred tax assets:
           Unused tax losses and unused tax credits                 $ 4,509      $ 4,322
           Provision for doubtful accounts                              172          847
           Provision for inventories                                    528          377
           Provision for impairment in investment                       952          595
           Others                                                        58          125
                                                                    -------      -------
           Total deferred tax assets                                  6,219        6,266
           Valuation allowance for deferred tax assets               (5,329)      (3,379)
                                                                    -------      -------
           Total deferred tax assets                                    890        2,887
                                                                    -------      -------
         Net deferred tax (liabilities) assets                      $(1,446)     $   664
                                                                    =======      =======

         Undistributed earnings of the Company's foreign subsidiaries included in the Company's retained earnings amounted to approximately $15,948 and $24,202 on December 31, 2002 and 2003, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. The Company has no intention of distributing the earnings that are subject to withholding taxes. Withholding taxes of approximately $237 would be payable upon remittance of all previously unremitted earnings on December 31, 2003.

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

         PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15%. PEWS is exempt from income tax for the two years starting from its first profitable year of operations (2001). PEWS is entitled to a 50% tax exemption from the local income tax for a further three-year period (2003 to 2005) under the local income tax law. With the tax holiday exemption, current income tax liabilities of PEWS were reduced by approximately $252 for the year ended December 31, 2003. The tax holiday exemption also increased the net income per share by $0.02 for the year ended December 31, 2003.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


10.      INCOME TAXES (continued)

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had net deferred tax assets totaling approximately $6,219 and $6,266 at December 31, 2002 and 2003, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $5,329 and $3,379 at December 31, 2002 and 2003, respectively.

         The net change in valuation allowance for the years ended December 31, 2001, 2002 and 2003 was an increase (decrease) of approximately of $1,959, $740 and $(1,950), respectively, resulting primarily from net operating losses (gains) generated during the respective years.


11.      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

         The components of other comprehensive income (loss) are as follows:

                                                                                    UNREALIZED
                                                                                       GAINS
                                                                                    (LOSSES) ON
                                                                    CURRENCY        AVAILABLE-
                                                                  TRANSLATION        FOR- SALE
                                                                  ADJUSTMENTS       SECURITIES           TOTAL
       Balance at December 31, 2000                                    (33,310)            155         (33,155)
       Currency translation adjustment                                  (4,024)              -          (4,024)
       Unrealized losses on available-for-sale
         securities                                                          -             (32)            (32)
       Deferred taxes relating to unrealized
         losses on available-for-sale securities                             -               9               9
                                                                       -------         -------         -------
       Balance at December 31, 2001                                    (37,334)            132         (37,202)

       Currency translation adjustment                                   6,919               -           6,919
       Unrealized losses on available-for-sale
         securities                                                          -            (391)           (391)
       Deferred taxes relating to unrealized
         losses on available-for-sale securities                             -              10              10
                                                                       -------         -------         -------
       Balance at December 31, 2002                                    (30,415)           (249)        (30,664)

       Currency translation adjustment                                   4,754               -           4,754
       Losses realized on disposal of available-for-sale
         securities                                                          -             (89)            (89)
       Unrealized gains on available-for-sale
           securities                                                        -             479             479
       Deferred taxes relating to unrealized gains
         on available-for-sale securities                                    -             (15)            (15)
                                                                       -------         -------         -------
       Balance at December 31, 2003                                    (25,661)            126         (25,535)
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

                  Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2003:

                                                                             Capital      Operating
                                                                              Leases         Leases
                                                                             -------      ---------
                  2004                                                            244         441
                  2005                                                            154         429
                  2006                                                           -            302
                  2007                                                           -            194
                  2008                                                           -            194
                  Thereafter                                                     -          4,218
                                                                               ------     -------
                  Total minimum lease payments                                 $  398      $5,778
                                                                                           ======
                  Amounts representing interest                                   (35)
                                                                               ------

                  Present value of net minimum lease payments                  $  363
                                                                               ======

                  Rental expense consisted of the following:

                                                                       Year ended December 31,
                                                                    2001       2002         2003


                  Rentals under operating lease                     $  84      $  117      $  425
                                                                    =====      ======      ======


                  The current and non-current portion of the capital lease liabilities of $222 and $141 as of December 31, 2003 are included in accounts payable and accrued expenses and other liabilities, respectively. The capital lease liabilities are secured by a charge over the leased machinery and equipment at cost of $575 and $811 as of December 31, 2002 and 2003, respectively. The accumulated depreciation of these leased assets for the years ended December 31, 2002 and 2003 amounted to $206 and $365, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


12.      COMMITMENTS AND CONTINGENCIES (continued)

         (b) As of December 31, 2003, there were outstanding bank guarantees of $107, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

         (c) As of December 31, 2003, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $4,649 in respect of banking facilities extended to two Operating Subsidiaries of which $823 has been utilized.

         (d) Sigma Cable has agreed to provide continuing financial support to APEC to enable APEC to meet its liabilities as and when they fall due.


13.      FINANCIAL INSTRUMENTS

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

                  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2003, there was no trade receivable which exceeded 10% of the Company's account receivable amounts.

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

                  Investment securities: The fair values for marketable equity securities are based on quoted market prices, details of which are set out in Note 5. The fair values for debt securities are based on discounted cash flow analysis using current interest rates for instruments with similar maturities. It is not practicable to estimate the fair values of the equity investments that do not have a quoted market price, without incurring excessive costs.

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

                  The carrying amounts and fair values of the Company's financial instruments as of December 31, 2002 and 2003 were as follows:

                                                                       2002                          2003
                                                           --------------------------    --------------------------
                                                              Carrying           Fair       Carrying            Fair
                                                                Amount          Value         Amount           Value
                                                              --------          -----       --------           -----

                  Cash and cash equivalents                   $ 14,431       $ 14,431       $ 25,032        $ 25,032
                  Short-term bank deposits                       3,892          3,892          3,567           3,567
                  Equity securities available-for-sale             541            541          1,041           1,041
                  Debt securities held-to-maturity                 120            120             50              50
                  Bank loans and overdrafts                     36,808         36,808         22,339          22,339

                  Long-term debt                                 1,800          1,800          1,654           1,654

                  Forward exchange contracts                         1              1              1               1

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

         Changes in exchange rates influence the Company's results of operations. The Company's principal operations are located in Thailand, the People's Republic of China ("PRC") and Singapore and a substantial portion of its revenues are denominated in Thai Baht, PRC Renminbi ("RMB") or Singapore dollars, whereas a substantial portion of the Company's cost of sales are denominated in US dollars. In 1997, the devaluation of the Thai Baht against the US dollar adversely affected the operations of the Company in Thailand. Any devaluation of the Thai Baht, RMB or Singapore dollar against the US dollar would have an adverse impact on the operations of the Company.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


15.      RELATED PARTY BALANCES AND TRANSACTIONS

                                                                                   December 31,
                                                                              2002             2003

         Due from:
         Pardee Assets Co. Ltd                                              $     2          $     2
         Shandong Yanggu Wire & Cable Corp Ltd ("Shandong Yanggu")               58
         PEWC                                                                   603             --
         Italian-Thai Development Public Company Limited
           ("Ital-Thai") and its affiliates                                   3,056              887
         SPHC                                                                   731            1,624
         A director of Siam Pacific                                              21               21
         PEWS                                                                  --                277
         Others                                                                 262              239
                                                                            -------          -------
                                                                            $ 4,675          $ 3,108
                                                                            =======          =======

         Due to:
         PEWC                                                               $12,297          $18,339
         Fujikura Limited                                                       266               16
         Thai Metal Processing Company Limited                                   83              111
         Shangdong Yanggu                                                        92             --
         SPHC                                                                 2,630            2,600
         Pacific Overseas Investment Management Ltd                             221             --
         PEWS                                                                  --              1,000
         Others                                                                 463              449
                                                                            -------          -------
                                                                            $16,052          $22,515
                                                                            =======          =======
         Short-term loans from:
         Moon View Venture Limited ("Moon View")                            $ 1,537          $ 1,537
         PEWC                                                                   231              231
         Fujikura Limited                                                        69             --
         Pacific Overseas Investment Management Ltd                             195              195
         Ital-Thai                                                              219             --
                                                                            -------          -------
                                                                            $ 2,251          $ 1,963
                                                                            =======          =======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)

15.      RELATED PARTY BALANCES AND TRANSACTIONS (continued)

                                                                                  December 31,
                                                                              2002             2003

         Long term loans from PEWC                                          $ 8,822          $ 7,824
                                                                            =======          =======

         Moon View and PEWS are controlled by PEWC. Ital-Thai is the minority shareholder of one of the Company's Operating Subsidiaries.

         All balances with related parties are unsecured.

         The long term loans from PEWC included amounts of $5,818 and $4,818 as of December 31, 2002 and 2003, respectively, which bear interest at LIBOR plus 1% per annum. The long-term loans have no fixed term of repayment and are expected to be repaid in 2008. Except for the above loans, all the other balances with related parties are interest-free and are repayable on demand.

         The transactions undertaken with related parties can be summarized as follows:

                                                                                   Year ended December 31,
                                                                             2001             2002              2003

         Purchases of copper from PEWC                                   $ 31,493         $ 42,959          $ 30,708
         Purchases of power cable from PEWC                                18,058           34,271            20,130
         Subcontracting services provided by PEWC                            -                 804               100
         Commission income from PEWC                                          293              348              -
         Sales to Ital-Thai and its affiliates                              1,378            1,014               520
         Sales to PEWC                                                          8               12               941
         Sales to PEWC Singapore                                             -                -                  146
         Sales to Lox Pac                                                     689             -                   19
         Sales to Shandong Yanggu                                            -                -                  131
         Sales to NCS                                                         215             -                 -
         Purchases of machinery from PEWC                                     776             -                 -
         Purchase of raw materials from Thai Metal
            Processing Company Limited                                        876            1,157               995
         Purchase of goods from Fujikura Limited                            1,042            3,523             1,161
         Interest expense paid to PEWC                                        392              111               129
         Management fee paid to PEWC                                          328              141               292
         Management fee received from  PEWC                                  -                  11                12
         Management fee received from PEWC Singapore                         -                -                   24
         Rental income received from Thai Professional
           Telecom Network Company Limited                                      3             -                 -
         Rental income received from NCS                                       16             -                 -
         Interest income from NCS and affiliates                              316              209              -
         Royalty fee paid to Fujikura Limited                                  69               69                14
         Purchase of goods from Shandong Yanggu                              -                -                  147
         Dividend income from Thai Metal Processing Co. Ltd.                 -                -                  152
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

         In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. Prior to 2003, a sales commission at an average rate of 1% to 3% was received from PEWC in addition to sales proceeds received from customers.

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


16.      SUPPLEMENTAL CASH FLOW INFORMATION

                                                               Year ended December 31,
                                                            2001        2002         2003

         Interest paid, including amounts capitalized      $3,890      $1,446      $1,630
                                                           ======      ======      ======

         Income taxes paid                                 $1,559      $1,139      $3,461
                                                           ======      ======      ======

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


17.      SEGMENT FINANCIAL INFORMATION

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

                                                         Year ended December 31,
                                                     2001         2002         2003
         Revenues

         Revenues from external customers:
             Manufactured products                $ 149,018    $ 185,742    $ 192,293
             Distributed products                    33,325       24,303       15,187
             Sales, delivery and installation
               of wires and cables                   14,968       31,134        3,919
                                                  ---------    ---------    ---------

         Total revenues from external customers   $ 197,311    $ 241,179    $ 211,399
                                                  =========    =========    =========

         Intersegment revenues:
             Manufactured products                $   6,544    $   1,206    $   4,134
                                                  ---------    ---------    ---------

         Total intersegment revenues              $   6,544    $   1,206    $   4,134
                                                  ---------    ---------    ---------

         Total revenue                            $ 203,855    $ 242,385    $ 215,533

         Reconciling items
             Intersegment revenues                   (6,544)      (1,206)      (4,134)
                                                  ---------    ---------    ---------


         Total consolidated revenues              $ 197,311    $ 241,179    $ 211,399
                                                  =========    =========    =========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


17.      SEGMENT FINANCIAL INFORMATION (continued)

                                                                   Year ended December 31,
                                                               2001         2002         2003

         Segment profit
             Manufactured products                          $  20,354    $  35,193    $  32,577
             Distributed products                                 724          338          491
             Sales, delivery and installation
                 of wires and cables                           (1,119)        (787)          92
                                                            ---------    ---------    ---------
           Total segment profit                             $  19,959    $  34,744    $  33,160

         Reconciling items
             Corporate and other expenses                     (15,379)     (20,387)     (19,900)
             Exchange (loss) gain                                 (81)         (16)       4,161
             Interest income                                      901          715          285
             Interest expense                                  (4,074)      (2,214)      (1,407)
             Share of net (loss) gain of equity investees      (2,535)      (4,090)       1,475
             Others                                             1,619        2,502         (214)
                                                            ---------    ---------    ---------
         Total consolidated income before
             income taxes                                   $     410    $  11,254    $  17,560
                                                            =========    =========    =========

         Segment assets
             Manufactured products                          $ 171,025    $ 189,187    $ 209,721
             Distributed products                               2,639        2,016        6,348
             Sales, delivery and installation
               of wires and cables                              5,071          927          460
                                                            ---------    ---------    ---------
         Total segment assets                               $ 178,735    $ 192,130    $ 216,529

         Reconciling items
             Corporate assets                                   6,334        7,512        5,398
             Investment in equity investees                     8,359        8,735       10,249
             Intersegment accounts receivable                      (2)        (184)          --
                                                            ---------    ---------    ---------

         Total consolidated assets                          $ 193,426    $ 208,193    $ 232,176
                                                            =========    =========    =========

         Expenditures for additions to
           long-lived assets
             Manufactured products                          $   9,116    $  11,135    $   4,877
                                                            ---------    ---------    ---------
         Total expenditure for additions
           to long-lived assets                             $   9,116    $  11,135    $   4,877
                                                            =========    =========    =========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


17.      SEGMENT FINANCIAL INFORMATION (continued)

                                                             Year ended December 31,
                                                          2001        2002        2003
         Depreciation expenses
             Manufactured products                      $ 11,210    $  9,805    $  9,217
                                                        --------    --------    --------
         Total consolidated depreciation expenses       $ 11,210    $  9,805    $  9,217
                                                        ========    ========    ========

         Impairment loss
             Manufactured products                      $    -      $  1,559    $    -
                                                        --------    --------    --------
         Total consolidated impairment expense          $    -      $  1,559    $    -
                                                        ========    ========    ========

         Interest income
             Manufactured products                      $    572    $    208    $     67
             Distributed products                            141         219          40
             Sales, delivery and installation
               of wires and cables                            94         280         153
             Corporate                                        94           8          25
                                                        --------    --------    --------
         Total consolidated interest income             $    901    $    715    $    285
                                                        ========    ========    ========

         Interest expense
             Manufactured products                      $  2,723    $  2,033    $    988
             Distributed products                            234         160          34
             Sales, delivery and installation
               of wires and cables                           156         205         132
             Corporate                                       961        (184)        253
                                                        --------    --------    --------
         Total consolidated interest expense            $  4,074    $  2,214    $  1,407
                                                        ========    ========    ========

         Share of net (loss) gain of equity investees
             Corporate                                  $ (2,535)   $ (4,090)   $  1,475
                                                        --------    --------    --------
         Total consolidated share of net (loss) gain
           of equity investees                          $ (2,535)   $ (4,090)   $  1,475
                                                        ========    ========    ========

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


17.      SEGMENT FINANCIAL INFORMATION (continued)

         The sales to a major customer, SP Powerassets, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables can be summarized as follows:

                                                              Year ended December 31,
                                                             2001       2002       2003
         Manufactured products                             $    882   $    663   $  1,127
         Distributed products                                 9,381      9,175     11,840
         Sales, delivery and installation of
           wires and cables                                  14,968     31,134      3,919
                                                           --------   --------   --------
                                                           $ 25,231   $ 40,972   $ 16,886
                                                           ========   ========   ========

         Geographic Area Data

         Revenue from external customers is attributed to individual countries based on the customer's country of domicile and is summarized as follows:

                                                              Year ended December 31,
                                                             2001       2002       2003
         Revenues from external customers
             Thailand                                      $ 80,852   $107,264   $ 93,543
             Singapore                                       58,021     73,859     35,193
             Australia                                       11,009     13,961     22,058
             The People's Republic of China                  46,838     46,095     60,605
             Others                                             591        -          -
                                                           --------   --------   --------
         Total revenues from external customers            $197,311   $241,179   $211,399
                                                           ========   ========   ========

         Long-lived assets by area:
             Thailand                                      $ 44,600   $ 43,238   $ 42,856
             Singapore                                        3,460     10,013      9,720
             Australia                                        4,765      4,731      5,312
             The People's Republic of China                  19,703     17,875     18,397
             Others                                               7        -          -
                                                           --------   --------   --------
         Total long-lived assets                           $ 72,535   $ 75,857   $ 76,285
                                                           ========   ========   ========


18.      MATURITY FOR LONG-TERM DEBTS

         The aggregate maturities for long-term debts for the five years after December 31, 2003 are $nil, $1,654, $nil, $nil and $7,824,
         respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US Dollars, except share data)


19.      SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

         The following table presents summarized financial information of the Company's principal equity investees, Lox Pac, Thai Professional, SPHC and NGL for 2001, 2002 and 2003, and Shandong Huayu for 2002 and 2003. NGL is listed on the New Zealand Stock Exchange. The aggregate market value of the Company's investment in NGL amounted to approximately $586 and $1,278 as of December 31, 2002 and 2003, respectively.


                                                                December 31,
                                                             2002        2003

         Current assets                                    $  9,896   $  9,322
         Non-current assets                                  21,671     22,230
         Current liabilities                                  7,135      4,371
         Non-current liabilities                                -          -
         Minority interests                                     356          4
         Total shareholders' equity                          24,076     27,177


                                                    Year ended December 31,
                                                  2001       2002        2003

         Net sales                             $ 13,996    $ 11,105   $  4,753
         Sales less cost of sales                (3,567)      2,135      1,062
         Net (loss) income                       (5,487)        624        821

         On December 31, 2002 and December 31, 2003, the unamortized difference between the amount at which the investment in Lox Pac and Thai Professional was carried and the amount of the Company's underlying equity in its net assets amounted to $2,081 and $2,081, respectively.

         In conjunction with the adoption of Statement 142, the Company discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002. Amortization expense for the year ended December 31, 2001 of $210, is included in the Company's share of net loss in equity investees.