Form 20-F
period 2004-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2007-11-09
CIK 1026980

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title for each class Common Shares, par value $0.01 per share	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares

(Title of Classes)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,830,769 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes     No

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes     No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17    Item 18

i

ii

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report on Form 20-F contain some forward-looking statements. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believe’’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products, the introduction of competing products or technologies, our inability to successfully identify, consummate and integrate acquisitions, our potential exposure to liability claims, the uncertainty and volatility of the markets in which we operate, the availability and price for copper, our principal raw material, the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the ‘‘SEC’’).

In particular, these statements include, among other things, statements relating to:

•	the business strategy;

•	our prospects for future revenues and profits in the markets in which we operate;

•	the possibility that our Common Shares will again be listed on a national exchange;

•	our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost of our raw materials; and

•	our liquidity.

We undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise except as required by law. You are advised, however, to consult any additional disclosures we make in our Form 6-K reports periodically filed with the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under ‘‘Risk Factors’’ beginning on page 6 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

OTHER CONVENTIONS

Unless otherwise specified, all references in this Annual Report to ‘‘Thailand’’ are to the Kingdom of Thailand, all references to ‘‘Singapore’’ are to The Republic of Singapore, all references to ‘‘Taiwan’’ are to Taiwan, The Republic of China, all references to ‘‘China’’ and to the ‘‘PRC’’ are to The People’s Republic of China, all references to ‘‘Australia’’ are to the Commonwealth of Australia and all references to the ‘‘U.S.’’ are to the United States of America.

Most measurements in this Annual Report are given according to the metric system. Standard abbreviations of metric units (e.g., ‘‘mm’’ for millimeter) have been employed without definitions. All references in this Annual Report to ‘‘tons’’ are to metric tons, which are equivalent in weight to 2,204.6 pounds.

With respect to measurements relating to the manufacture of wire and cable products, references to ‘‘pkm’’ are to kilometers of twisted pairs of copper wire.

Part I

Item 1:    Identity of Directors; Senior Management and Advisers

(Not applicable)

Item 2:    Offer Statistics and Expected Timetable

(Not applicable)

Item 3:    Key Information about Asia Pacific Wire & Cable

Cautionary Note

We are filing this annual report (the ‘‘Annual Report’’) during November 2007 to report on the Company for the fiscal year ended December 31, 2004. It is the Company’s intention to file as soon as practical one or more annual reports for the fiscal years ended December 31, 2005 and 2006 and thereafter to resume current periodic reporting under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). While we do make reference to certain events and developments since December 31, 2004, the principal purpose of this Annual Report is to describe our business, management, ownership, results of operations, financial condition and other matters as at December 31, 2004 and during the historic periods ended on or before that date. Shareholders should not rely upon this Annual Report for a comprehensive statement of all material developments regarding the Company for any periods subsequent to the fiscal year ended December 31, 2004 and shareholders should not assume that the information reported in this Annual Report for the 2004 fiscal year accurately describes the current business, management, ownership, results of operations, financial condition and other matters regarding the Company. For more detailed information on subsequent periods, reference should be made to annual reports and other filings we expect to make in the future regarding those periods and to current reports filed by the Company from time to time. See — ‘‘Recent Developments, Section 4.1.2.’’

    3.1    Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the ‘‘Company’’) for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 prepared in accordance with U.S. GAAP.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company included in Item 5: Operating and Financial Review and Prospects, Item 18: Financial Statements, and the notes thereto.

	For the Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$192,194	$197,311	$241,179	$211,399	294,256
Cost of sales	(174,983)	(177,352)	(206,435)	(178,111)	(255,384)
Gross profit	17,211	19,959	34,744	33,288	38,872
Other operating income	—	—	—	1,336	—
Operating expenses	(13,347)	(15,616)	(19,282)	(20,479)	(28,867)
Goodwill written off	—	(506)	—	—	—
Impairment loss	(1,404)	—	(1,559)	—	(134)
Operating profit/(loss)	2,460	3,837	13,903	14,145	9,871
Exchange gain/(loss)	(6,226)	(81)	(16)	4,161	233
Net interest income/(expense)	(3,686)	(3,173)	(1,499)	(1,122)	(2,025)
Share of net income/(loss) of equity investees	(2,844)	(2,535)	(4,090)	1,475	(4,224)
Gain on share issuance by subsidiaries and affiliates	—	—	1,011	—	—
Gain/(loss) on sale of investment	2,716	743	(557)	(885)	(1,161)
Gain on disposal of property	6,634	—	—	—	—
Others	1,299	1,619	2,502	(214)	925
Income/(loss) before income taxes and minority interests	353	410	11,254	17,560	3,619
Income taxes	(7,584)	1,411	(4,683)	(2,477)	(4,716)
Minority interests	3,791	(1,730)	(1,780)	(5,083)	(1,427)
Net income/(loss)	$(3,440)	$91	$4,791	$10,000	$(2,524)
Earnings/(loss) per share(1)	$(0.25)	$0.01	$0.35	$0.72	$(0.18)

	As of December 31,
	2000	2001	2002	2003	2004
Balance Sheet Data:
Cash and cash equivalents	$24,634	$14,241	$14,431	$25,032	$24,419
Working capital	30,988	36,900	46,446	71,141	80,152
Total assets	209,951	193,426	208,193	232,176	270,433
Total debt	84,475	54,559	49,681	32,965	55,679
Total shareholders’ equity	84,674	80,718	92,047	107,176	107,146

    3.2    Exchange Rates

Unless otherwise specified, references in this Annual Report to ‘‘$’’, ‘‘U.S. dollars’’ or ‘‘US’’ are to United States dollars; all references to ‘‘Bt,’’ ‘‘Thai Baht’’ or ‘‘Baht’’ are to Baht, the legal tender currency of Thailand; all references to ‘‘S$’’ are to Singapore dollars, the legal tender currency of Singapore; all references to ‘‘A$’’ are to Australian dollars, the legal tender currency of Australia; and all references to ‘‘Rmb’’ are to Chinese Renminbi, the legal tender currency of China.

Unless otherwise noted, for the convenience of the reader, translation of amounts from Baht, Singapore dollars, Australian dollars and Renminbi to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs

(1)	The calculation of the earnings/(loss) per share is based on 13,830,769 Common Shares for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, which gives effect to the issuance of 3,097,436 Common Shares in connection with the acquisition of Crown Century Holdings Limited and its wholly owned subsidiary.

purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2004. The respective Noon Buying Rates on December 31, 2004 were US$1.00 = Bt 38.80; S$ 1.632; A$ 0.781; and Rmb 8.28. The respective Noon Buying Rates on October 31, 2007, the latest practicable date before publication of this Annual Report, were US$1.00 = Bt 31.45; S$ 1.449; A$ 0.93; and Rmb 7.47. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

Thailand

On July 2, 1997, the Bank of Thailand announced it had switched from a system which had pegged the Baht to a basket of foreign currencies dominated by the U.S. dollar (the composition of which is not made public) to ‘‘a managed float which would allow the Baht’s value to be determined by market forces to reflect economic fundamentals.’’ This change in monetary policy allowed the Baht to decline in value relative to the U.S. dollar. The fall in the value of the Baht was exacerbated by subsequent financial crises in the region, particularly in Indonesia and South Korea. The Baht stabilized in 1999, buoyed by return of investors’ confidence and some capital inflows. However, for several years thereafter, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the government, which contributed to a weakening of the Thai Baht. In the past several years, the global weakening of the U.S. dollar against many other currencies has resulted in a strengthening of the Baht against the U.S. dollar.

The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate. No representation is made that the Baht or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Baht, as the case may be, at any particular rate or at all.

Year Ended December 31,	At Period End	Average(1)	Low	High
		(Bt per $1.00)
2000	43.450	40.478	44.380	36.970
2001	44.240	44.517	45.820	42.300
2002	43.200	43.020	44.20	40.42
2003	39.630	41.485	43.18	39.09
2004	38.80	40.263	41.70	38.80

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
April 2007	32.19	32.80
May 2007	32.51	33.40
June 2007	31.55	32.90
July 2007	29.50	31.17
August 2007	29.80	33.17
September 2007	31.50	32.50

Sources:    Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Singapore

The Singapore dollar is convertible into foreign currencies and floats against a trade-weighted basket of foreign currencies, the composition of which is not made public by Singapore’s central bank, the Monetary Authority of Singapore, but of which the U.S. dollar is a component. The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Singapore dollar. No representation is made that the Singapore dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

Year Ended December 31,	At Period End	Average(1)	Low	High
		(S$ per $1.00)
2000	1.732	1.730	1.760	1.654
2001	1.847	1.797	1.854	1.732
2002	1.735	1.787	1.852	1.731
2003	1.699	1.743	1.784	1.699
2004	1.632	1.690	1.729	1.631

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
April 2007	1.511	1.521
May 2007	1.514	1.533
June 2007	1.530	1.544
July 2007	1.505	1.523
August 2007	1.511	1.535
September 2007	1.484	1.527

Sources:    Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

China

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Renminbi. No representation is made that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Renmimbi, as the case may be, at any particular rate or at all.

Year Ended December 31,	At Period End	Average(1)	Low	High
		(Rmb per $1.00)
2000	8.277	8.278	8.279	8.277
2001	8.277	8.277	8.279	8.271
2002	8.280	8.277	8.280	8.270
2003	8.277	8.277	8.280	8.277
2004	8.277	8.277	8.277	8.276

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
April 2007	7.709	7.735
May 2007	7.707	7.646
June 2007	7.612	7.668
July 2007	7.564	7.600
August 2007	7.542	7.618
September 2007	7.554	7.493

Sources:    Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

    3.3    Risk Factors

3.3.1	OTCB BB DeListing; Potential Illiquidity of Common Shares

The Company failed to timely file its annual report on Form 20-F with the Securities and Exchange Commission (the ‘‘SEC’’) for the fiscal year ended December 31, 2004. Accordingly, on August 29, 2005, the Company was delisted from the Over-the-Counter Bulletin Board (the ‘‘OTC BB’’) operated by the National Association of Securities Dealers, Inc. (the ‘‘NASD’’). Since that delisting, the Common Shares have traded only on the Pink Sheets (www.pinksheets.com) under the trading symbol ‘‘AWRCF.’’ The Pink Sheets market is often highly illiquid and there may not be any market makers for the Common Shares on the Pink Sheets. The Company will not be able to be restored to the OTC BB or apply for listing on a national exchange until the Company is current in its periodic reporting under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). That means the Company must complete and file with the SEC annual reports on Form 20-F for 2005 and 2006 before it can pursue a more liquid and desirable trading market than the Pink Sheets. In addition, approximately 75.4% of our Common Shares are held as restricted securities, which are not publicly registered securities, and are, therefore, not freely tradable. In the recent past, the volume of trading in our Common Shares has not been substantial. The illiquidity of your ownership interest in the Company may negatively impact the value of your Common Shares.

3.3.2	Multiple Changes of Control; Risk of Future Change of Control

Since the beginning of 2004, the Company has undergone three and arguably four changes of control, in that there have been four changes in the record holder of a majority of the Common Shares. Since 2004, the record holders of a majority of the Common Shares have been, in sequence, Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’), Set Top International Inc. (‘‘Set Top’’), Sino-JP Fund Ltd. (‘‘Sino-JP’’), Chiao Tung Bank and then again, PEWC.

As of December 31, 2004, Sino-JP held 10,074,102 shares, representing approximately 72.84% of the outstanding Common Shares (the ‘‘Supramajority Shares’’). Sino JP acquired its shares of the Company pursuant to an assignment from Asset Managers Co., Ltd. (‘‘AMC’’). The Supramajority Shares were acquired by AMC pursuant to a Share Purchase Agreement dated as of September 10, 2004 (the ‘‘2004 Share Purchase Agreement’’) by AMC and PEWC. The 2004 Share Purchase Agreement and a related Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) were entered into in connection with a settlement of certain litigation commenced by PEWC against Set Top and other parties. In connection with that settlement, Set Top was paid $25,000,000 by AMC in exchange for the ownership interest in and all claims relating to the Supramajority Shares. Upon the consummation of the 2004 Share Purchase Agreement, PEWC, which formerly held 75.4% of the outstanding Common Shares, held indirectly approximately 2.56% of the outstanding shares. Under the terms of the 2004 Option Agreement, PEWC was granted an option to reacquire 52.84% of the total issued and outstanding Common Shares (the ‘‘Repurchase Option’’). See ‘‘— Recent Developments, Section 4.1.2.’’

Under the terms of the 2004 Option Agreement, PEWC was granted an option to reacquire 52.84% of the total issued and outstanding Common Shares (the ‘‘Repurchase Option’’). On September 14, 2005, PEWC exercised the Repurchase Option and reacquired 7,307,948 Common Shares (the ‘‘Repurchased Shares’’), representing 52.84% of the total issued and outstanding shares, for a price of $2.581 per share, or a total purchase price of $18,861,813.78, plus certain guaranteed returns payable by PEWC to Sino-JP. As a result of the reacquisition by PEWC of majority control, as of September 14, 2005, PEWC indirectly held 7,664,615 Common Shares, representing 55.4% of the total issued and outstanding Common Shares, and Sino-JP held 2,766,154 Common Shares, representing 20% of the total issued and outstanding Common Shares (the ‘‘Sino-JP Shares’’).

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the ‘‘Settlement Agreement’’), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership, acquired the Sino-JP Shares (the ‘‘SOF Acquisition’’) and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, all of the directors and officers designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers (the ‘‘Sino-JP Indemnified Persons’’) for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Bermuda Companies Act (the ‘‘Companies Act’’). The Company could incur significant costs in the event any claims are asserted or actions commenced against any of the Sino-JP Indemnified Persons for matters within the scope of the indemnification provisions of the Settlement Agreement. See —‘‘Recent Developments, Section 4.1.2.’’

In accordance with the provisions of the 2004 Share Purchase Agreement, Sino JP caused the Bye-laws of the Company to be amended to establish a classified board of directors, consisting of up to three (3) Class A Directors and up to seven (7) Class B Directors. Sino JP and its affiliates were entitled to designate candidates for election as the Class A directors, who, under the terms of the then revised Bye-laws, had a veto power over all matters presented to the Board of Directors of the Company for a vote.

Since 2004, the banking group creditors of PEWC, consisting of a consortium of 32 banks (the ‘‘PEWC Banking Group’’), represented by Chiao Tung Bank, have maintained control over any material expenditures by PEWC. Funding the exercise of the Repurchase Option required the approval of the PEWC Banking Group, which imposed certain conditions on the exercise of the Repurchase Option. Among the conditions, PEWC was required to enter into a letter of undertaking (the ‘‘PEWC Letter of Undertaking’’) which provides that (i) the funds made available would be used only to buy the Repurchased Shares, (ii) as indirect majority shareholder, PEWC would cause the Board of Directors of APWC to consist of a majority of independent directors, with the PEWC Banking Group having the right to consent to nominees for any independent directorships, (iii) PEWC shall deposit the Repurchased Shares in a trust to secure the obligations of PEWC to the PEWC Banking Group and (iv) PEWC shall make monthly installments up to NT$240 million through December 2006 in repayment of debt owed to the PEWC Banking Group.

In order to secure its obligations under the PEWC Letter of Undertaking, PEWC entered into a trust agreement dated September 12, 2005 (the ‘‘PEWC Trust Agreement’’) by and among PEWC, Moon View Ventures Limited BVI, a wholly-owned subsidiary of PEWC (‘‘Moon View’’), and Chiao Tung Bank Trust Department Trust Assets (‘‘CTB’’). Under the terms of the PEWC Trust Agreement, the Repurchased Shares were deposited with, and registered with the Company registrar in Bermuda in the name of, CTB. In addition to the Repurchased Shares, the trust assets include all dividend and voting rights; provided that PEWC may direct the voting of the Repurchased Shares unless and until there is a default under the PEWC Letter of Undertaking. In the event of a default by PEWC under the PEWC Letter of Undertaking, which includes a default for three consecutive months under the agreements with the PEWC Banking Group, CTB was permitted to dispose of all of the Repurchased Shares and apply the proceeds to pay the PEWC Banking Group, or CTB may exercise all voting rights associated with the Repurchased Shares.

In May 2006, the PEWC Banking Group determined that PEWC had fulfilled or was in a position to fulfill the requirements with respect to the PEWC Letter of Undertaking under which a total repayment of US$6 million ought to be made by the end of 2006. Therefore, on June 6, 2006, CTB, on behalf of the PEWC Banking Group, delivered a letter instructing the termination of the PEWC Trust Agreement and authorizing the registration of the Repurchased Shares on behalf of PEWC without any pledge or encumbrance in favor of the PEWC Banking Group.

Accordingly, the Company believes that the risk of a change of control in favor of the PEWC Banking Group is significantly diminished, if not eliminated. The Company cannot assure you, however, that PEWC would not sell all or a sufficient number of its Common Shares so as to trigger a further change of control, although PEWC has informed us that it does not have any present intention to do so.

3.3.3    Inadequate Disclosure Controls and Procedures

Commencing in the fourth quarter of 2004 and continuing into the fourth quarter of 2005, the Company conducted an internal review regarding certain past financial and accounting practices. In addition, the Company retained an internationally recognized forensic accounting firm as outside advisor to assist in the conduct of the internal review. The internal review examined the adequacy of the Company’s disclosure controls and procedures. Management and the Company’s forensic accounting advisors identified the following material weaknesses:

•	Lack of documented policies and procedures governing the Company’s accounting policies, internal control and code of conduct;

•	Lack of an adequate internal audit function;

•	Need for improvement in monthly financial statement close process for the Company and its subsidiaries to allow timely financial reporting;

•	Need for greater U.S. GAAP and tax expertise to identify potential accounting and taxation issues that have a material impact on the Company; and

•	Lack of credit control policies at certain subsidiaries.

3.3.4    Potential Conflict of Certain Officers and Directors

The Company recently appointed two independent directors on September 28, 2007. Other than the two recently appointed independent directors, all of the members of the Board are also directors or officers or otherwise affiliated with PEWC, the majority shareholder. Certain of our officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement and the Indemnification Agreement (discussed below in Section 10.2). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

The Bermuda Companies Act 1981, as amended (the ‘‘Companies Act’’), subjects our officers and directors to certain fiduciary standards in the exercise of their fiduciary duties on our behalf. Under the Companies Act, an officer of ours (which term includes our directors) is subject to a duty of care requiring him to act honestly, in good faith and in the best interests of the Company in the discharge of his duties and to, among other things, give notice to the Board at the first opportunity of any interest he has in any material contract or proposed material contract with us or any of our subsidiaries. The Companies Act also prohibits us, subject to certain exceptions, from making loans to any directors without first obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting. As of May 31, 2004, we do not make any loans to our directors or executive officers in accordance with the provisions of The Sarbanes-Oxley Act of 2002.

3.3.5    Changes in Majority Ownership and Management

The record holder of a majority of the Common Shares of the Company has changed four times since the last annual report on Form 20-F preceding this Annual Report. With the changes in majority ownership, the Company has also experienced significant changes in a number of senior management positions. Certain members of the Board of Directors have resigned because of the requirements of the PEWC Banking Group after it reacquired majority control, although certain of those Board members who resigned have since been re-elected following the fulfillment by PEWC of the requirements of the PEWC Letter of Undertaking. The Company believes that its current management team is experienced and qualified to manage the operations of the Company. However, there remains a risk of continued instability in majority ownership or Company leadership that could adversely affect the business and operations of Company and have a negative impact on the value of your ownership interest.

3.3.6    Obligations under Shareholders Agreement

In connection with the acquisition by SOF of all of the Common Shares previously held by Sino-JP, the Company, PEWC and SOF entered into a shareholders agreement dated as of June 28, 2007 (the ‘‘Shareholders Agreement’’), pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company has agreed to indemnify SOF, and its partners and certain of its affiliates (the ‘‘SOF Indemnified Persons’’), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the ‘‘IRS’’) to be a ‘‘controlled foreign corporation’’ (a ‘‘CFC’’) or a ‘‘passive foreign investment company’’ (a ‘‘PFIC’’) as such terms are interpreted and defined under IRS rules or regulations. The Company does not believe that it is now or is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.

In addition, the Company has granted certain registration rights to SOF with respect to the 2,766,154 Common Shares (the ‘‘Registrable Securities’’) acquired by SOF from Sino-JP. In particular, the Company has agreed to use its reasonable best efforts to prepare and file, and cause to go effective, as soon as practicable, a shelf registration statement covering the resale of the Registrable Securities on a continuous basis. In addition, the Company has granted to SOF two demand registration rights for underwritten offerings and customary piggyback registration rights with regard to the Registrable Securities. Moreover, the Company has agreed that, not later than January 31, 2009, it shall have used its reasonable best efforts to cause the Common Shares to be listed on a national ‘‘Securities Market,’’ which means any of the Nasdaq Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC, the New York Stock Exchange LLC or one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore. All of the costs and expenses of the Company in connection with the fulfillment of its obligations under the Shareholders Agreement are to be paid by the Company, other than underwriting fees, discounts and commissions attributable to the sale of Registrable Securities.

The Company has also granted to SOF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that SOF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.

If the Company fails to fulfill its obligations under the Shareholders Agreement, SOF may have a claim for damages against the Company or, if the Company fulfills its reasonable best efforts undertakings but fails to meet one or more of the stated goals, SOF may have a put right of its Common Shares to PEWC, either of which events may adversely impact the value of your Common Shares. See —‘‘Recent Developments, Section 4.1.2’’; see also the Shareholders Agreement for a complete statement of the obligations of the Company under that agreement.

3.3.7    Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, an increase in the price of copper will increase our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to pass on these increased costs to our customers. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. Copper prices have been subject to considerable volatility in recent years and this volatility has had a significant impact on our revenues and profits. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not continue to recur. See — ‘‘Risks Relating to Copper, Section 11.3’’ for additional information.

3.3.8    Exposure to Foreign Exchange Risks

Changes in exchange rates influence our results of operations. Our principal operations are located in Thailand, Singapore and China and a substantial portion of our revenues is denominated in Baht, Singapore dollars or Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of our future capital expenditures are expected to be in U.S. dollars. We require a significant amount of U.S. dollars for our ongoing equipment upgrade and maintenance programs. Any devaluation of the Baht, the Singapore dollar or Renminbi against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and would have an adverse impact on our operations. Forward foreign exchange contracts are used on a selective basis to hedge foreign exchange risk, but they do not provide any assurance that we will not incur substantial losses in the event of a devaluation of the Baht, Singapore dollar or Renminbi against the U.S. dollar.

Although our reporting currency is U.S. dollars, the functional currency of our Singapore operations, which accounted for 14.3% of Company sales (including sales of Distributed Products) in 2004, is the Singapore dollar, the functional currency of our Thai operations, which accounted for 44.3% of our sales in 2004, is the Baht, and the functional currency of our Chinese operations, which account for 31.0% of our sales in 2004, is the Renminbi. Accordingly, the functional currency accounts of these operations are translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders’ equity. Any devaluation of the Baht, Singapore dollar or Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

Substantially all of the revenues of our operations in China are denominated in Renminbi. The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is subject to changes in the Chinese and international political and economic conditions. From 1994 to July 20, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on rates set by the People’s Bank of China daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any declared dividends payable by our operating subsidiaries and joint ventures in China. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

For further information on our foreign exchange risks and certain exchange rates, see ‘‘Quantitative and Qualitative Disclosures about Market Risk: Foreign Currency Exposure, Section 11.1.’’

3.3.9    Competition

The wire and cable industry in the Asia Pacific region is highly competitive. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do. We and other wire and cable producers increasingly compete on the basis of product quality and performance, reliability of supply, customer service and price. To the extent that one or more of our competitors is more successful with respect to the primary competitive factors, our business could be adversely affected. See Section 4.2.6, ‘‘Competition,’’ for additional information with reference to the competitive environment we face in specific countries.

3.3.10    Composite Services Agreement with PEWC

We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the ‘‘Composite Services Agreement’’), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. The Composite Services Agreement is renewable at our option and is currently in force. However, we are unable to predict whether PEWC would, at some future date, seek to limit the business it conducts with the Company pursuant to the terms of the Composite Services Agreement.

3.3.11    Risks Relating to China

We conduct substantial business operations in China. Accordingly, our results of operations and prospects are likely to be materially impacted by the economic, political and legal developments in China.

In recent years, the PRC government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. Such economic reform measures may be inconsistent or ineffectual, and may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Furthermore, these measures may be adjusted or modified, possibly resulting in such economic liberalization measures being applied inconsistently from industry to industry, or across different regions of the country.

The Chinese legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investment in China. As foreign investment laws and regulations in China are relatively new and because of the limited volume of published decisions and their non-binding nature, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit the remedies available to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (‘‘SAFE’’) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Shortages in the availability of foreign currency may restrict the ability of our subsidiaries in the PRC to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations.

In addition, the PRC government has considerable control over the structure and overall development of the telecommunications industry in the PRC. Purchasers of our telecommunications cable in China are subject to extensive regulation by and under the supervision of the Ministry of Information and Industry (the ‘‘MII’’), which is the primary telecommunications industry regulator in China. The MII is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. As a result of its accession to the World Trade Organization (‘‘WTO’’) and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement its commitments to the WTO, the Chinese government has agreed to gradually liberalize the various segments and regions of the telecommunications market to foreign telecommunications operators. Currently, however, the MII has only granted licenses to operate fixed-line telecommunications networks (which use our telecommunications cables) to certain domestic entities. As a result, the business of our companies in China may be more dependent on the political stability of the country than if there were more consumers of telecommunications cable and if the government-related entities were not so closely involved in the telecommunications industry. Future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructurings, may have a material adverse effect on our business.

Political or social instability in China could also adversely affect our business operations or financial condition. In particular, adverse public health epidemics or pandemics in China could not only interfere with our ability to operate our PRC subsidiaries, but could also affect the country’s overall economic growth, which could in turn affect the sales of our products in China.

3.3.12    Risks Relating to Thailand

A substantial portion of our Thai operations, which accounted for approximately 44.3% of our net sales in 2004, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. In recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. However, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar. Such fluctuations in the value of the Baht may negatively impact our performance. In 2004, the Baht traded in the range of approximately Baht 38.80 to Baht 41.70 to US$1.

3.3.13    Alternative Transmission Technologies

Our fiber optic and copper-based telecommunications business is subject to competition from other transmission technologies, principally wireless-based technologies. Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses and minimally in the access cable business. In the Asia Pacific markets where we compete, wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. While these technologies do present significant competition in the markets in which we conduct or plan to conduct business, the Company believes that demand for its fixed wire products will remain strong. However, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

3.3.14    Holding Company Structure; Potential Restrictions on the Payment of Dividends

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings. While we have no present intention to pay dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet our other obligations will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

3.3.15    International Business Risks

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

3.3.16    Corporate Matters; Organizational Documents

We are incorporated in and organized pursuant to the laws of Bermuda. In addition, most of our directors and officers reside outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments predicated upon civil liabilities under the United States federal securities laws. We have been advised by our legal counsel in Bermuda, Appleby, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

    3.4    Forward-looking Statements

This Annual Report, including any documents incorporated by reference, contains statements that we believe constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements appear throughout this Annual Report and include statements regarding the intent, belief or current expectations of the Company and its management, including with respect to trends affecting the Company’s financial condition or results of operations and the Company’s plans with respect to capital expenditures and investments. These forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in these forward looking statements as a result of various factors. See — ‘‘Risk Factors, Section 3.3’’ for a further discussion of some of the factors that could cause such material differences.

Item 4:    Information on the Company

    4.1    History and Development of the Company; Recent Developments

4.1.1	History and Development of the Company

The Company (Asia Pacific Wire & Cable Corporation Limited), formed on September 19, 1996, is a Bermuda exempted limited liability company which, through its operating subsidiaries, is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. The Company manufactures and distributes its own wire and cable products and also distributes copper rod and wire and cable products (‘‘Distributed Products’’) manufactured by its principal shareholder, PEWC. From 1997, the Company has also offered project engineering services in the supply, delivery and installation (‘‘SDI’’) of power cables. Pacific Electric Wire & Cable Company, a Taiwanese company (‘‘PEWC’’), currently owns beneficially 55.4% of the issued and outstanding Common Shares of the Company. As of December 31, 2004, Sino-JP owned 20% of the issued and outstanding Common Shares. Sino-JP Fund Co., Ltd. is a privately owned investment company, incorporated under the laws of the Cayman Islands. On June 28, 2007, SOF Capital, L.P. acquired from Sino-JP the 20% of the issued and outstanding Common Shares previously held by Sino-JP. See —‘‘Recent Developments, Section 4.1.2’’; ‘‘Legal Proceedings, Section 8.1.’’ The remaining 24.6% of the issued and outstanding Common Shares are publicly traded on the Pink Sheets in the United States under the trading symbol ‘‘AWRCF.’’

The Company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand and believes that it is the largest producer of low voltage power cable in Singapore. In 2004, approximately 54.8% of the manufactured products sold by the Company were sold by its subsidiaries in Singapore and Thailand, with the remainder sold by its subsidiaries in China, Australia and Malaysia.

In Singapore, the Company also sells Distributed Products, which largely consist of copper rod and medium and high voltage power cable. Sales of Distributed Products accounted for 5.2% of the Company’s revenues in 2004. As the Company continues to focus its resources on manufacturing and distributing its own products, sales of Distributed Products are expected to decline over time as a percentage of the Company’s business. The Company’s SDI project engineering services accounted for 3.3% of the Company’s revenue in 2004.

The Company sells its cable products primarily to government agencies, telecommunications network operators and large construction companies and subcontractors bidding for government contracts. Telecommunications cable products manufactured by the Company are largely used as access lines to connect buildings and residences to feeder and trunk cables. Power cable manufactured by the Company is used primarily in power transmissions for public lighting, outdoor installations and in and to commercial and residential buildings. Enameled wire is sold primarily to private sector manufacturers of electric motors for use in various consumer appliances. The Company maintains local sales personnel in each country where it has manufacturing operations, and export sales are conducted through independent suppliers as well as the Company’s own sales personnel. The Company principally competes on the basis of product quality and performance, reliability of supply, timely delivery, customer service and price.

4.1.2	Recent Developments

Relocation of Corporate Offices

In September 2005, the Company relocated its executive business office from Singapore to Taipei, Taiwan. It is presently located at Room B, 7/Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105 Taiwan, ROC. The Company’s registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM EX, Bermuda, telephone number (441) 295-2244.

Change of Control and Option Exercise by PEWC

As of December 31, 2004, Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) held 10,074,102 shares, representing approximately 72.84% of the outstanding Common Shares (the ‘‘Supramajority Shares’’). Sino JP acquired its shares of the Company pursuant to an assignment from Asset Managers Co., Ltd. (‘‘AMC’’). The Supramajority Shares were acquired by AMC pursuant to a Share Purchase Agreement dated as of September 10, 2004 (the ‘‘2004 Share Purchase Agreement’’) by AMC and Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’). The 2004 Share Purchase Agreement, and a related Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) were entered into in connection with a settlement of certain litigation commenced by PEWC against Set Top. In connection with that settlement, Set Top was paid $25,000,000 by AMC in exchange for the ownership interest in and all claims relating to the Supramajority Shares. Upon the consummation of the 2004 Share Purchase Agreement, PEWC, which formerly held 75.4% of the outstanding Common Shares, held indirectly approximately 2.56% of the outstanding Common Shares. Under the terms of the 2004 Option Agreement, PEWC was granted an option to reacquire 52.84% of the total issued and outstanding Common Shares (the ‘‘Repurchase Option’’). See —‘‘Legal Proceedings, Section 8.1.’’

In accordance with the provisions of the 2004 Share Purchase Agreement, Sino-JP had caused the Bye-laws of the Company to be amended to establish a classified board of directors, consisting of up to three (3) Class A Directors and up to seven (7) Class B Directors. Sino-JP and its affiliates were entitled to designate candidates for election as the Class A directors, who, under the terms of the revised Bye-laws, had a veto power over all matters presented to the Board of Directors of the Company for a vote.

On September 14, 2005, PEWC exercised the Repurchase Option and reacquired 7,307,948 Common Shares (the ‘‘Repurchased Shares’’), representing 52.84% of the total issued and outstanding Common Shares, for a price of $2.581 per share, or a total purchase price of $18,861,813.78, plus certain guaranteed returns payable by PEWC to Sino-JP. As a result of the reacquisition by PEWC of majority control, PEWC indirectly holds 7,664,615 Common Shares, representing 55.4% of the total issued and outstanding Common Shares and Sino-JP then held 2,766,154 Common Shares, representing 20% of the total issued and outstanding Common Shares (the ‘‘Sino-JP Shares’’).

Since 2004, the banking group creditors of PEWC, consisting of a consortium of 32 banks (the ‘‘PEWC Banking Group’’), represented by Chiao Tung Bank, have maintained control over any material expenditures by PEWC. Funding the exercise of the Repurchase Option required the approval of the PEWC Banking Group, which imposed certain conditions on the exercise of the Repurchase Option. Among the conditions, PEWC was required to enter into a letter of undertaking (the ‘‘PEWC Letter of Undertaking’’) which provides that (i) the funds made available would be used only to buy the Repurchased Shares, (ii) as indirect majority shareholder, PEWC would cause the Board of Directors of APWC to consist of a majority of independent directors, with the Banking Group having the right to consent to nominees for any independent directorships, (iii) PEWC shall deposit the Repurchased Shares in a trust to secure the obligations of PEWC to the PEWC Banking Group and (iv) PEWC shall make monthly installments through September 2006 in repayment of debt owed to the PEWC Banking Group.

In order to secure its obligations under the PEWC Letter of Undertaking, PEWC entered into a trust agreement dated September 12, 2005 (the ‘‘PEWC Trust Agreement’’) by and among PEWC, Moon View Ventures Limited BVI, a wholly-owned subsidiary of PEWC (‘‘Moon View’’), and Chiao Tung Bank Trust Department Trust Assets (‘‘CTB’’). Under the terms of the PEWC Trust Agreement, the Repurchased Shares were deposited with, and registered with the Company registrar in Bermuda in the name of, CTB. In addition to the Repurchased Shares, the trust assets include all dividend and voting rights; provided that PEWC was permitted to direct the voting of the Repurchased Shares unless and until there is a default under the PEWC Letter of Undertaking. In the event of a default by PEWC under the PEWC Letter of Undertaking, which includes a default for three consecutive months under the agreements with the PEWC Banking Group, CTB was permitted to dispose of all of the Repurchased Shares and apply the proceeds to pay the PEWC Banking Group or CTB could exercise all voting rights associated with the Repurchased Shares.

In May 2006, the PEWC Banking Group determined that PEWC had or was in a position to fulfillment the requirements with respect to the PEWC Letter of Undertaking. Therefore, on June 6, 2006, CTB, on behalf of the PEWC Banking Group, delivered a letter instructing the termination of the PEWC Trust Agreement and authorizing the registration of the repurchased Shares on behalf of PEWC without any pledge or encumbrance in favor of the PEWC Banking Group.

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the ‘‘Settlement Agreement’’), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership, acquired the Sino-JP Shares (the ‘‘SOF Acquisition’’) and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, all of the directors and officers designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company.

Following the closing of the SOF Acquisition and the entering into the Settlement Agreement with Sino-JP, the Board called for an annual general meeting of shareholders which was held on September 7, 2007 (the ‘‘2007 AGM’’). At the 2007 AGM, the shareholders approved, among other things, the reappointment of Ernst & Young LLP to complete its audit of the consolidated financial statements of the Company for the year ended December 31, 2004, which financial statements are part of this Annual Report. In addition, the shareholders approved the appointment of Moores Rowland International — Singapore to act as the independent auditors of the Company for fiscal years 2005, 2006 and 2007.

Subsequent to December 31, 2004, independent directors Tim Wong and Charles Xue resigned from the Board. They were replaced on March 24, 2005 by Ulyos Maa and Jimmy Tsay. Thereafter, Jack Sun, Andy Cheng and David Sun resigned from the Board on October 14, 2005. Independent director Ulyos Maa also resigned on October 14, 2005. Christopher Cheng was appointed on April 6, 2006 to replace Mr. Maa, along with three other directors, Ching Rong Shue, Gai Poo Lee and Fang-Hsiung Chen. On June 29, 2006, Jimmy Tsay resigned from the Board, followed by Christopher Cheng on July 3, 2006. On June 28, 2007, Eric Chi Chiu Yip, Wellen Sham and Ryoji Furukawa resigned from the Board. On the same date, Andy Cheng, Jack Sun and David Sun were re-appointed to the Board.

At an annual meeting on September, 7, 2007 (the ‘‘2007 AGM’’), shareholders of the Company voted to change from a classified to an unclassified Board, composed of eight shareholder-elected directors and two casual vacancies to be filled after the meeting. As of the date of the filing of this Annual Report, the Board consists of ten members. The following eight members were elected by shareholders at the 2007 AGM: Michael Lee, Andy C.C. Cheng, David T. Sun, Jack T. Sun, Gai Poo Lee, Ching Rong Shue, Fang-Hsiung Cheng and Yuan Chun Tang.

Certain current Board members, who were elected after December 31, 2004, have relationships with PEWC. In addition to the 2004 Board members discussed above, new directors Ching Rong Shue and Gai Poo Lee are Vice Presidents of PEWC, and Fang-Hsiung Cheng is an Assistant Vice President of PEWC.

At a Board meeting held on September 28, 2007, the Board appointed Mr. Samuel See as interim chief financial officer. In addition, the Board filled the two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the audit committee of the Board, with Mr. Anson Chan to serve as its chairman. In addition, the Board agreed to appoint Mr. Wei Kung as deputy chief operating officer, to be based in Bangkok at the offices of Charoong Thai. Mr. Kung will work with current chief operating officer, Mr. Carson Tien.

Internal Review

In late 2004 and continuing into 2005, the Board of Directors determined to undertake an internal review regarding certain past financial and accounting practices. The Company retained an internationally-recognized forensic accounting firm as outside advisors to assist in the conduct of the internal review.

The focus of the investigation included certain internal control weaknesses and other matters, including:

•	Lack of documented policies and procedures governing the Company’s accounting policies, internal controls and code of conduct.

•	Lack of an adequate internal audit function.

•	The need for improvement in monthly financial statement close process for the Company and its subsidiaries to allow timely financial reporting.

•	Need for greater U.S. GAAP and tax expertise to identify potential accounting and taxation issues that have a material impact on the Company.

•	Lack of credit control policies at various subsidiaries.

•	Certain unauthorized payments from the Company and certain of its subsidiaries to several of its former directors and officers.

As a result of the internal investigation, certain members of management at one of the Company’s subsidiaries in China, Ningbo Pacific Cable Company Limited (‘‘NPC’’), were terminated. The Board has determined that, in a number of instances, management at NPC and one or more other subsidiaries in China failed to exercise satisfactory supervision over financial and accounting practices, engaged in transactions without an adequate business purpose and did not exercise good business judgment. In 2006, the Board determined to cease operations at NPC due to the dim prospects in the near to medium term for reversal of losses and a turn to profitability.

Management and the Company’s forensic accounting advisors concluded that there were many instances of inadequate supervisory and internal controls at several of the significant operating subsidiaries and that there existed a widespread failure to establish and implement disclosure controls and procedures sufficient to ensure that material information relating to the Company is disclosed to senior management by others within the corporate group. Management concluded that the failure to have effective disclosure controls and procedures had a material adverse effect on the financial results of certain operating subsidiaries, particularly in the case of NPC located in China where the Company determined to cease operations in part due to the failures and misconduct of local management. The Company has engaged a consultant to advise and assist on establishing an internal audit department and to assist in establishing and maintaining satisfactory disclosure controls and procedures. However, the Company has not completed this process and cannot assure its shareholders at this time that satisfactory disclosure controls and procedures are in place. The certifications provided as part of this Annual Report by our Chief Executive Officer and by our Chief Financial Officer are subject to and qualified by the disclosures and discussion in this Annual Report on the lack of adequate disclosure controls and procedures.

    4.2    Business Overview

The Company’s Thai operations are conducted through Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’), Siam Pacific Electric Wire & Cable Company Limited (‘‘Siam Pacific’’) and Pacific-Thai Electric Wire & Cable Co. Ltd. (‘‘Pacific Thai’’).

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (‘‘SET’’). Immediately after the acquisition of Siam Pacific by Charoong Thai, the shareholders of Charoong Thai consisted of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%). The rest of the shares are publicly traded on the SET. After the sale of some of its Charoong Thai shares on the open market, the Company held approximately 52.83% of the issued and outstanding shares of Charoong Thai as at December 31, 2004. As of October 31, 2007, the Company owns approximately 50.39% of the issued and outstanding shares of Charoong Thai. Charoong Thai manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the business of optic fiber cable manufacturing and the provision of telecommunication and network services.

Siam Pacific is a 100%-owned subsidiary of Charoong Thai. Siam Pacific manufactures telecommunications cable, power cable and enameled wire for the domestic Thai market.

Pacific Thai is a 100%-owned subsidiary of Siam Pacific. Pacific Thai manufactures enameled wire for the export market.

The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (‘‘Sigma Cable’’). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region. Sigma Cable also distributes in Singapore a wide range of wire and cable products produced by PEWC and provides SDI project engineering services.

The Company had a 100% interest in Sigma-Epan International Pte. Ltd. (‘‘Sigma-Epan’’), a group of companies with operations in Singapore and Malaysia. Sigma-Epan group had its headquarters in Singapore. Sigma-Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan ceased operations as of May 2007.

The Company holds a 98.53% effective interest in Australia Pacific Electric Cables Pty Limited (‘‘APEC’’), a subsidiary of Sigma Cable, located near Brisbane, Australia. APEC is one of three major wire and cable manufacturers in Australia. The company produces a range of power cables, which is supplemented by imports from overseas sister companies. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major capital cities of Brisbane, Sydney, Melbourne and Perth.

During fiscal year 2006, the Company’s China operations were conducted through seven business entities. The operating entities included Ningbo Pacific Cable Co. Ltd. (‘‘NPC’’), a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China, in which the Company owns a 94.31% interest. The other owner of NPC was China Ningbo City Yin County Yinjiang Town Industrial Corporation (‘‘CIC’’). NPC manufactured a range of telecommunications cable and local area network (‘‘LAN’’) electronic cables for sale and distribution in the Chinese domestic market and export market.

NPC’s performance since 1997 was below the Company’s expectations due primarily to difficulties faced in marketing its products and market penetration in China. The Company’s 2002 results included a write off of approximately $1.5 million in the carrying value of the telecommunication cable machinery at NPC. In 2006, the Company determined to cease operations at NPC, as it concluded that the prospects for reversing the losses and achieving profitability were too remote.

Shanghai Yayang Electric Co., Ltd. (‘‘Shanghai Yayang’’), formerly known as Shanghai Pacific Electric Co., Ltd., is a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company’s effective holding in Shanghai Yayang is 56.73%. Shanghai Yayang is also partly held by Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

Shangdong Pacific Fiber Optics Cable Co., Ltd. (‘‘SPFO’’) is a joint venture company in Yanggu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a 51.0% interest in SPFO, with the remaining interest owned by the joint venture partner, Shandong Yanggu Cable Company (‘‘Shandong Yanggu’’), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China.

On June 30, 2001, the Company invested approximately $1.2 million for a 25.0% interest in an existing profitable company, Shandong Pacific Rubber Cable Company, Ltd. (‘‘SPRC’’), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu. The investment was in the form of a contribution of machinery and cash.

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’) for the manufacture of optic fibers. The Company owns 49% of SHP with the remaining 51% owned by Hebei Huayu Co. Ltd. Due to the subsequent deterioration of the fiber optic market price, the plant has yet to be completed and production date has yet to be announced. The actual commencement of operations will depend on our ongoing assessment of market conditions. In 2004, the Company took a $1.3 million impairment loss on the SHP investment to reflect that assessment. In 2007, the Company sold all major equipment owned by SHP.

On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (‘‘CCH’’) and its wholly-owned subsidiary company, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (‘‘PEWS’’) from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2004.

4.2.1	Products and Services

The Company manufactures and sells a wide variety of wire and cable products primarily in four general categories: telecommunications cable, power transmission cable, enameled wire and electronic cables. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wire is used in the manufacturing of components and sub-components of household appliances and small machinery. The electronic cables, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as the Singapore distributor of copper rod and wire and cable products manufactured by PEWC. The Company also offers SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.

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

Copper-based cables contain twisted pairs of insulated copper wire, each pair color-coded and corresponding to one telecommunications line. The cables are produced with different insulators such as polyethylene (‘‘PE’’), polyvinyl chloride (‘‘PVC’’) and foam skin, suitable for different installations and environmental conditions. The Company manufactures telecommunications cable with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wire to 10 to 600 pairs of 0.9 mm-diameter wire.

Power Cable

The Company produces a range of armored and unarmored low-voltage power transmission cable. Low-voltage power cable, generally considered to be cable with a capacity of 1 to 3.3 kilovolts, is typically used to transmit electricity to and within commercial and residential buildings, as well as to outdoor installations such as street lights, traffic signals and other signs. Armored low-voltage power cable is usually used for public lighting and power transmission running to buildings and installed either above or below ground. Unarmored low-voltage cable is mainly used as lighting and power supply cable inside and outside of buildings. The voltage capacity of the Company’s power cables range from 300 volts to one kilovolt.

Unarmored cable is composed of one or more cores of copper wire, insulated by substances such as PVC. Armored cable is produced in the same range of configurations as unarmored cable, but with the addition of an outer layer of galvanized steel or iron wires to protect the cable from damage.

Enameled Wire

The Company also produces several varieties of enameled wire. Enameled wire is copper wire varnished, in an enameling process, by insulating materials. The enameling process makes the wire more resistant to oil, heat, friction and fusion, and therefore suitable for use in machinery and components and sub-components of manufactured goods. The Company manufactures enameled wire in sizes that range from 0.02 mm to 4.00 mm in diameter, varnished by various types of petroleum insulation materials including polyvinal formal, polyurethanea wire and polyester, among others. Enameled wire products are used in the assembly of a wide range of electrical products, including oil-filled transformers, refrigerator motors, telephones, radios, televisions, fan motors, air conditioner compressors and other electric appliances.

Electronic Cables

The Company produces a wide range of electronic cables and related byproducts, which includes high specification telecommunication cables, data-communication cables, security cables, cable assemblies, fiber optic cables, local area network (‘‘LAN’’) patch-cords products and harness assembly. The products are used in the electronics, building automation, telecommunications and data-communications industries. The customers include government bodies, large construction companies, subcontractors bidding for government contracts and system integrators. These cables were produced by the Sigma-Epan group, which had manufacturing operations in Singapore and Malaysia.

Sales of Distributed Products

The Company is also a distributor of copper rod and wire and cable products manufactured by PEWC. The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts) and copper rod, with the vast majority of such sales made in Singapore. The PEWC products sold by the Company do not compete with the Company’s manufactured products.

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

4.2.2	Manufacturing

Copper rod is the base component for most of the Company’s products. The manufacturing processes for these products require that the rod be ‘‘drawn’’ and insulated. In the ‘‘drawing’’ process, copper rod is drawn through a series of dies to reduce the copper to a specific diameter. For certain applications, the drawn copper conductor is then plated with tin. Copper used in cable is covered with various insulating materials that are applied in an extrusion process. The insulated wires are then combined, or ‘‘cabled’’ to produce the desired electrical properties and transmission capabilities. Then, depending upon the cable, some form of protective cover is placed over the cabled wires.

A summary of the manufacturing process used for the Company’s primary wire and cable products is set forth below.

Telecommunications Cable

Production of telecommunications cable begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called ‘‘annealing’’ in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a PE or PVC compound in one of ten standard colors. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then ‘‘twinned’’ or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wire are then ‘‘cabled’’ or ‘‘stranded’’ into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units are cabled together after stranding to form a round cable core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to ‘‘shield’’ the cable and, finally, the shielded cable core is covered by plastic outer sheathing.

Power Cable

Unarmored cable.    Production of unarmored cable begins by drawing and annealing of copper rods. The drawn copper wires are then stranded or ‘‘bunched’’ into round or sector-shaped conductors in sizes ranging from 1.5 square millimeter to 1000 square millimeters. The copper conductors are then covered in an extrusion process with a plastic insulator such as a PVC, after which 2-5 conductors are twisted into a circular cable core in a cabling process and covered by a plastic outer cover.

Armored cable.    Armored cable is produced in the same manner as unarmored cable, except that armored cable requires the addition of a helical wrap of galvanized steel or iron wires prior to the application of a final plastic outer cover.

Enameled Wire

Production of enameled wire begins by drawing the copper rods until they have reached the desired diameter, after which the drawn wires are annealed. The annealed wires are then varnished by one or more types of petroleum-based insulation material. Up to 14 coats of varnish are applied, depending upon the intended application of the enameled wire.

4.2.3	Raw Materials

Copper is the principal raw material used by the Company, accounting for approximately 50% to 60% of total cost of sales of products using copper as a conductor. The Company purchases copper at prices based on the average prevailing international spot market prices on The London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, an increase in the price of copper will increase the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to pass on these increased costs to its customers. Most sales of Company manufactured products reflect copper prices prevailing at the time the products are ordered.

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

The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC agreed to supply to the Company on a priority basis its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. PEWC continues to be the principal supplier of copper rods to the Company’s operations. Under the Company’s copper rod supply arrangements, orders will be placed between eight to ten weeks before the desired delivery date, with prices ‘‘pegged’’ to the average spot price of copper on the LME for the one month prior to delivery plus a premium.

The Company purchases copper cathodes, which are subject to a 1.0% import tariff, for use at its Thailand operations in order to avoid the higher import tariff of 5.0% on copper rods. The Company obtains copper cathodes from three major suppliers which import cathodes into the Thai market. These suppliers are Mitsubishi Corporation, Mitsui & Co (Thailand) and Marubeni Corporation. The Company has regularly signed one year contracts with each of its copper cathode suppliers pursuant to which the Company agrees to purchase a set quantity of copper cathodes each month. Under the terms of such contracts, the price of copper cathodes is usually ‘‘pegged’’ to the average of the spot price of copper on the LME for the delivery month plus a premium. The Company believes its relationships with its three copper cathode suppliers will allow access to alternative supplies in the event one or more of such suppliers was unable or unwilling to renew a supply contract on terms satisfactory to the Company, although the Company does not anticipate any change in relations in the near term.

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

The Company places a significant emphasis on product quality. The Company has implemented a range of quality control procedures with stringent quality standards under the supervision of a dedicated quality control staff. Quality control procedures are implemented from the raw material to the finished product stages at each of the Company’s major production facilities. Raw materials are inspected to ensure they meet the necessary level of quality before production begins. During the manufacturing process, quality control procedures are performed at several stages of production. Upon completion, finished goods are brought to quality control centers set up in the factory for inspection and testing of different electrical and physical properties.

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

All the major companies in the group have attained International Standards Organization (‘‘ISO’’) 9002 international standards for quality management and assurance standards in the manufacture of electric wire and cable. In September 1994, Sigma Cable received an ISO 9002 certificate from the Singapore Institute of Standards and Industrial Research. Charoong Thai received its ISO 9002 certification in September 1996. Siam Pacific and Pacific Thai, the Company’s two major subsidiaries in Thailand, both achieved ISO 9002 certification in May 1997. The certifications mean that the companies have in place quality assurance systems and the capability to consistently manufacture products of quality.

4.2.5	Sales and Marketing

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company is exported to take advantage of Pacific Thai’s tax status exempting it from paying import duties on raw materials used in the manufacture of export product. The following table sets forth the Company’s sales revenues by geographic area for the periods indicated together with their respective percentage share of total sales revenue for such periods:

	Year ended December 31, (dollar figures ($) are in thousands of US$)
	2002		2003		2004
	$	%	$	%	$	%
Manufactured Products:
Thailand	79,246	32.8	62,984	29.7	82,039	27.9%
Singapore	16,637	6.9	12,514	5.9	16,887	5.8%
Australia	13,961	5.8	22,058	10.4	30,491	10.4%
China	46,095	19.1	60,606	28.7	91,243	31.0%
Myanmar	—	—	—	—	—	—
Export	29,803	12.4	34,131	16.2	48,447	16.4%
Total	185,742	77.0	192,293	90.9	269,107	91.5%
Distributed Products(1)	24,303	10.1	15,187	7.2	15,493	5.2%
SDI Project Engineering(2)	31,134	12.9	3,919	1.9	9,656	3.3%
Total net sales	241,179	100.0	211,399	100.0	294,256	100.0%

(1)	Distributed Products are largely sold in Singapore.
(2)	All SDI Project Engineering is supplied in Singapore.

Sales within Thailand and Singapore are made directly by the sales department of the Company’s local subsidiaries in accordance with terms and pricing set by the local subsidiaries. The local subsidiaries are also responsible for sales planning, marketing strategy and customer liaison. The Company’s sales staff is knowledgeable about the Company’s products and frequently must render technical assistance, consulting services and repair and maintenance services to the Company’s customers. In order to ensure quality service and maintain sensitivity to market conditions, the Company does not conduct sales through independent sales agents on a commission basis but uses its own sales employees located at the operating subsidiaries.

As copper constitutes the costliest component of the Company’s wire and cable products, the price of the Company’s products depends primarily upon the price of copper. In order to minimize the risk of copper price fluctuations, the Company attempts to determine the prices of its products based on the prevailing market price of copper. However, the Company may be affected, to a degree, in the short term by significant fluctuations in the price of copper.

Payment methods for the Company’s products vary with markets and customers. The majority of sales by the Company of its manufactured products require payment within 90 days, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with the distribution of medium and high voltage power cable manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% to be paid within one year. In connection with the purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither the Company nor its local subsidiaries offer financing for purchases of the Company’s products. The Company sells its products in the local currency of the country of sale. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

Products are marketed under the respective names of each company. For instance, products manufactured by Siam Pacific are marketed under the ‘‘Siam Pacific’’ and ‘‘PTEWC’’ brands, both registered trademarks in Thailand; products manufactured by Sigma Cable are sold under the ‘‘Sigma Cable’’ brand.

Thailand

The Company produces and sells telecommunications cable, enameled wire and power cable in Thailand. Sales of telecommunications cables, the Company’s leading product in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the TOT Corporation Ple. (‘‘TOT’’), or directly to subcontractors of TT&T and True Corporation Ple., the two private telephone line contractors which would be licensed by TOT with regard to particular projects. Power cable (and a limited quantity of telecommunications cable) is generally sold to construction firms or contractors for use in infrastructure, commercial and residential construction projects. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances. Enameled wire purchasers tend to be smaller businesses than those that purchase telecommunications and power cable. A small quantity of power and telecommunications cable and enameled wire is sold to general electrical products supply companies which then resell to end users.

Singapore

The Company produces and sells low voltage power cable in Singapore. In addition, the Company sells a wide range of wire and cable products produced by PEWC. Power cables manufactured by the Company and PEWC are primarily sold to SP Powerassets, a quasi-public entity responsible for power delivery in Singapore, and to a large number of private contractors and construction firms. The Company also offers project engineering services for the SDI of medium and high voltage power cable to power transmission projects in Singapore.

Sales of Company manufactured products in 2004 accounted for 40.2% of the Company’s net sales in Singapore; sales of Distributed Products accounted for 36.9% with the remaining 22.9% comprised of SDI project engineering services. In 2004, sales to SP Powerassets alone accounted for approximately 46.6% of the Company’s total sales in Singapore and 6.7% of the Company’s total aggregate sales. Additionally, sales of SDI project engineering services to SP Powerassets in 2004 accounted for all of the Company’s SDI sales. Approximately 46.8% of the sales to SP Powerassets in 2004 were sales of Distributed Products, which sales have a low profit margin. Such sales are not made under a continuing contract, but pursuant to purchase orders placed from time to time with the Company by SP Powerassets. Although SP Powerassets is an important customer of the Company, neither the loss of Distributed Product sales to SP Powerassets, nor the loss of manufactured product sales to SP Powerassets, which the Company expects would be replaced by sales to other customers, would likely have a material adverse effect on the Company’s results of operations. Although the Company does not believe that it could easily replace its SDI sales to SP Powerassets by sales to other customers, SDI sales presently account for only 3.3% of the Company’s sales.

China

The Company produces and sells copper-based telecommunication cable, fiber optic cables and enameled wire in China. The Company’s China operations are conducted through seven business entities. Copper-based telecommunication cables and fiber optic cables are generally sold to the national, provincial or local offices of the fixed-line and mobile telecommunications network operators or sub-contactors of such agencies. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

Exports

The Company’s main export markets are Hong Kong, Vietnam, India, China, Malaysia and Indonesia. Export sales are conducted by local agents or distributors of the Company in accordance with terms and prices negotiated between the local agent and the Company at the time of sale. In Thailand, the Company’s principal export is enameled wire. In Singapore, the Company’s principal export is power cable. The Company does not actively pursue an export business in Singapore, but benefits from Singapore’s position as a trading center and makes export sales in response to buyer inquiries and solicitations. In 2004, total export sales accounted for 16.4% of net sales.

4.2.6	Competition

The wire and cable industry in the Asia Pacific region is highly competitive. The Company’s competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of the Company’s markets have substantially greater manufacturing, sales, research and financial resources than the Company. The Company and other wire and cable producers increasingly compete on the basis of product quality and performance, reliability of supply, customer service and price. To the extent that one or more of the Company’s competitors is more successful with respect to the primary competitive factors, the Company’s business could be adversely affected.

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

Singapore

The Company principally competes with four other major wire and cable manufacturers in Singapore. Although the Company believes it is the largest manufacturer of low voltage power cable in Singapore, it experiences significant competition from other local producers.

There are no tariff or other barriers against foreign competition in the local Singapore market and potential competitors are free to enter the industry. However, because of high capital costs, the Company believes it is unlikely that there will be new domestic entrants to the wire and cable industry in Singapore in the near future.

Australia

Currently, besides AWPC there are two major wire and cable producers in Australia: Olex Cables (owned by Pacific Dunlop) and Pirelli Cables, with factories in the states of Victoria and New South

Wales respectively. Both are APEC’s principal competitors. In addition, General Cables is a major participant in the market. During fiscal year 2004, APEC was the only power cable producer in Queensland and therefore sought to take advantage of other competitors importing into Queensland. APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne and Perth in order to attract and service the customers in those regions. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards. Free Trade Agreements have recently been signed with Singapore and Thailand.

China

PEWS manufactures enameled wire in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. PEWS is one of the largest enameled wire manufacturers amongst the six manufacturers in Shenzhen. It supplies mainly to transformer, motor and coil manufacturers in and around Shenzhen. It faces competition principally from overseas imports and local manufacturers.

Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in Shanghai. It faces competition principally from overseas imports and manufacturers from other provinces.

SPFO is one of the largest manufacturers of fiber optic cables in Shandong Province and it supplies mainly to government controlled and licensed telecommunications network operators such as China Netcom, China Telecom, China Mobile, China Railcom, China Unicom and China Powercom. It faces competition principally from approximately twenty of the larger fiber optic cable manufacturers in China.

Other Markets

In 2004, the Company exported approximately 18.0% of its manufactured products. These products are principally sold through independent suppliers in competition with domestic and foreign manufacturers.

4.2.7	Regional Considerations

Since the Asian currency and financial crisis which began in mid-1997, confidence has gradually returned to countries in the Asia Pacific region. The financial and currency markets have significantly stabilized with financial and economic reforms instituted by the local governments with assistance from the International Monetary Fund. Overall, the economies of most countries in the Asia Pacific region have shown continued growth and, in general, their respective currencies have strengthened in recent years as against the U.S. dollar.

Thailand

Economic growth in 2004 has decreased to 6.1% from 6.7% growth recorded in 2003 as a result of modest decreases in private investment, domestic consumption and exports. In 2004, the World Bank projected Thai economic growth in 2005 to be approximately 7.2% followed by 6.5% in 2006.

A substantial portion of the Company’s Thai operations, which accounted for approximately 44.3% of the Company’s net sales in 2004, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (‘‘GDP’’). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

Telecommunications

Sales of the Company’s telecommunication products in Thailand have depended to a significant degree on the substantial investment in and development of the telecommunications sector by the Thai government. In particular, the Company’s sales of manufactured products are affected by the dollar value of contracts awarded by the government for telecommunications and other infrastructure projects.

Historically, control of the telecommunications sector in Thailand, including the right to grant concessions for the installation and operation of telecommunications services, has rested with state owned enterprises. There are currently three public agencies responsible for communications in Thailand: TOT, which controls domestic telephone service, the CAT Telecom Plc. (‘‘CAT’’), which handles postal and international telephone service, and the Thailand Post Co., Ltd. (a state enterprise), which controls and regulates the use of frequencies for radio communication stations and satellite communication networks. Telecommunications services in Thailand have traditionally been developed and expanded through grants by TOT and CAT of concessions to private operators to install and operate telecom projects on a build-transfer-operate basis, where the government enterprise involved would maintain control over the award of the concession and receive a profit share from the operations of the project.

Power

In Thailand the prevailing historical trend has been that economic growth would stimulate rapid growth in the demand for electric power, and annual rates of growth in electricity demand would outpace annual economic growth rates. Despite the rapid growth in electricity demand, electricity consumption in Thailand remains low by international standards. The Electricity Generating Authority of Thailand has estimated that aggregate country-wide consumption will increase from approximately 13,600 MW in 1996 to approximately 21,000 MW by 2006. The Company believes that, in the medium to longer term, there will be an increased demand for power supply which will lead to increased demand for the Company’s power cable products from both developers of power production facilities and contractors installing power supply lines.

Singapore

The Singapore economy grew by approximately 8.4% in 2004 compared to a 1.1% increase in 2003. The impressive recovery was partially contributed by Singapore government efforts to re-set priorities and to attract and retain foreign investments. In 2004, the World Bank projected Singapore economic growth in 2005 to be approximately 3.7%.

The Singapore government has established targets to increase the population from the current 4.2 million to approximately 8 million by the end of 2010. This planned growth in population is expected to result in an increase in demand for residential property and construction.

China

The economy of China differs from that of most developed free-market economies in a number of respects, including structure, degree of government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. In recent years, the PRC government has implemented economic reform measures which emphasize decentralization, utilization of market forces and the development of foreign investment projects, of which SPFO and Shanghai Yayang are examples.

The Chinese economy is reported to have expanded by 10.1% in 2004 (2003: 9.1%) as a result of fiscal stimulus and robust external demand. Exports and imports continue to surge. Fixed-asset investment, a crucial component of China’s economic growth, rose during the period partly as a result of increased public expenditure on infrastructure projects and technology upgrades of state-owned entities. In 2004, the World Bank projected China economic growth in 2005 to be approximately 9.3% followed by 8.7% in 2006.

4.3    Organizational Structure

Thailand

The Company’s Thai operations are conducted by Siam Pacific, which produces telecommunications cable, power cable and enameled wire for the domestic market, Pacific Thai, a specialized producer of enameled wire for the export market and Charoong Thai, which manufactures power telecommunications cables and, through its subsidiaries, provides telecommunication and network services. As at December 31, 2004, the Company owned effective 52.83% interests in Siam Pacific, Pacific Thai and Charoong Thai. By 2007, the Company’s effective ownership interest in those three entities had been reduced to 50.39%.

Siam Pacific was established in 1988 as a joint venture between PEWC and Ital-Thai, which is the largest diversified construction company in Thailand and is principally engaged in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand. Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, the company was able to establish its presence in this market and gain knowledge of business opportunities in Thailand.

Pacific Thai was established in 1989 and is a wholly owned subsidiary of Siam Pacific. Pacific Thai produces enameled wire for export only and has a special tax status which exempts it from import duties on raw materials used in export manufacturing. This special tax status must be renewed each year.

Charoong Thai is a public company listed on the Stock Exchange of Thailand (‘‘SET’’). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase an amount of additional shares equal to its pro rata share of the additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue those additional shares, the Company may decide not to exercise this right in which case the Company’s interest may be diluted.

Siam Pacific and Charoong Thai are two of the five largest telecommunications and power cable and wire manufacturers in Thailand and are two of the five government-approved suppliers of telecommunications cable for major public telecommunications projects.

As part of its restructuring plan, the Company has merged its Thai operations, which has generated cost savings while improving overall efficiency. The Company believes the synergistic effect of merging these operations would produce significantly savings in overhead cost and would centralize decision making and resource allocation for the Thai operations.

The transaction was completed on July 2, 2002 when Charoong Thai issued 177,500,000 new shares at Baht 5 per share, representing 49.92% of its enlarged base of 355,660,000 paid-up shares. The new shares were exchanged for Siam Pacific’s shares at a swap ratio of 1 Siam Pacific share for every 26.5 of Charoong Thai’s newly issued shares. Immediately after the completion of this transaction, the shareholders of the new enlarged Charoong Thai Company consisted of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%). The rest of the shares are publicly traded on the SET.

Singapore

The Company’s Singapore operations are conducted primarily through its 98.3%-owned subsidiary Sigma Cable. The Company believes that Sigma Cable is the largest producer of low voltage power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is also the exclusive distributor in Singapore of copper rod and medium and high voltage wire and cable manufactured by PEWC.

Sigma Cable also has project engineering operations in Singapore to supply, deliver and install (‘‘SDI’’) primarily medium and high voltage cable to power transmission projects. While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary. The Company anticipates that there will be increasing demand for medium and high voltage power cable and related turnkey installation projects in Singapore.

The Company owned Sigma-Epan, a primarily Singapore-based group of companies, which manufacture specialty cables and assemble cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan had manufacturing operations in Singapore and Malaysia. It achieved ISO 9002 certification for its quality management system in 1990. Its customers were largely multinational original equipment manufacturers and its export markets included Malaysia, the Philippines, Indonesia, Thailand, Australia, New Zealand, China and the USA. Sigma-Epan ceased operations in May 2007.

Australia

The Company has an effective 98.53% ownership interest in APEC, an Australian wire and cable distributor, which commenced operations at its power cable manufacturing facility in Queensland near Brisbane, Australia in 1997. The new facility produces low voltage power cable with a targeted production capacity of 2,000 tons per year.

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

China

As of December 31, 2004, the Company owned a 94.31% interest in NPC. NPC manufactured a range of telecommunications cable and LAN electronic cables in Yinjiang Town, Zhejiang Province, China. NPC began commercial production of high quality telecommunications cable in December 1996. Total production capacity of the NPC operations was approximately 800,000 pkm per year.

NPC’s primary customers were the government controlled and regulated telecommunications networks operators, in particular their provincial and local offices in eastern China and major subcontractors bidding for government contracts.

The term of the NPC joint venture was 50 years commencing from December 31, 1993, the date the joint venture received its business license. The joint venture agreement permitted early termination with the consent of all the joint venture partners or following a serious breach by one of the joint venture partners of the terms of the joint venture contract. The joint venture agreement provided that the partners share in the profits in proportion to their equity interests in the joint venture. In 2006, the Company terminated the NPC joint venture due to lack of profitability, unsatisfactory management practices, and the lack of qualified executives to assume management responsibility following termination of the then senior managers, and the lack of promising prospects for the business in the short to medium term.

The Company also has a 56.73% effective interest in Shanghai Yayang, a company in Shanghai, China. Shanghai Yayang is a joint venture company manufacturing enameled wire which was formed in 1998, and is a subsidiary of Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

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

The Company owns a 25% interest in Shandong Rubber Cable Company, Ltd. (‘‘SRC’’), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu.

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’) for the manufacture of optic fibers. The Company has invested in excess of $5.0 million for a 49% interest in SHP, with the remaining interest in SHP being held by Shandong Yanggu. The projected production rate was initially set at 900,000km of optic fibers annually. Due to weak market outlook, the actual commencement of operations has been put on hold.

On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (‘‘CCH’’) and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (‘‘PEWS’’) from PEWC, the then majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2004.

    4.4    Property, Plant and Equipment

The Company’s manufactured products are produced at facilities on premises owned or leased by Siam Pacific, Pacific Thai, Charoong Thai, Sigma Cable, Sigma-Epan (operations were terminated in 2007), APEC, NPC (operations were terminated in 2006), Shanghai Yayang, SPFO and PEWS.

As of December 31, 2004, the summary status of the Company’s facilities and operations was as follows:

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

Sigma Cable operates at a production facility on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation (‘‘JTC’’) for 30 years from September 16, 2000 to September 16, 2030. JTC is a government-linked corporation and is Singapore’s largest industrial landlord.

Sigma-Epan leased an office space from Sigma Cable in Singapore and operated two factory units in Johore Bahru and Penang, both in Malaysia.

APEC owns a manufacturing facility in Brisbane, Australia, which is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately Australian $4 million.

NPC operated on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China, with a factory area of 3.3 acres. A leasehold right of industrial land use for the land was granted for 50 years. Operations at NPC were terminated subsequent to December 31, 2004.

Shanghai Yayang operates a factory, partially mortgaged to a finance company, located in an area of approximately 5,000 square meters of state-owned land in an industrial district in Fengxian, Shanghai.

SPFO operates in a purpose-built factory building on a leasehold state-owned land in Yanggu, Shandong Province, China.

PEWS operates on 36,000 square meters of state-owned land with built-up area 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 50 years. The facility is mortgaged to Agricultural Bank of China as security for a Rmb 14 million bank facility granted in 2003.

The Company’s primary facilities are briefly described below:

Location	Company	Products
Bangkok, Thailand	Siam Pacific	Telecommunications cable, power cable, enameled wire
Bangkok, Thailand	Pacific Thai	Enameled wire
Bangkok, Thailand	Charoong Thai	Telecommunications cable, power cable
Ningbo, China	NPC	Telecommunications cable, LAN cable
Shanghai, China	Shanghai Yayang	Enameled wire
Yanggu, China	SPFO	Fiber optic cable
Shenzhen, China	PEWS	Enameled wire
Singapore	Sigma Cable	Power cable, SDI project engineering, distributed products
Singapore and Malaysia	Sigma-Epan	Electronic cable
Brisbane, Australia	APEC	Power cable

All of the Company’s facilities in Bangkok, Singapore, Brisbane and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.

Item 5:    Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this Annual Report.

    5.1    Disclosures of Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations discusses the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Investments

A judgmental aspect of accounting for investments (including investments in equity investees) involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to earnings. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

Revenue recognition

A portion of our revenue is generated from installation activities which are recognized using the percentage-of-completion method. Recognized revenues and profit are subject to revisions as the activity progresses to completion.

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

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Long-Lived Assets

We evaluate the carrying value of our long-lived assets, consisting primarily of property plant and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In 2004, the Company recorded an impairment change of $134,000 related to the unrealized loss in value of a long-term investment in a privately-held company. In 2002, the Company recorded impairment charges of $1.6 million related to the impairment of certain property, plant and equipment of NPC.

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

Financial Statements of Equity Investees

The company is a minority shareholder of Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’).  Under Rule 3-09 of Regulation S-X promulgated by the SEC, the losses sustained by the Company from its SHP investment require the inclusion of SHP’s separate audited financial statements in this Annual Report.  The SHP financial statements are included as Exhibit 18.2 to this Annual Report.

The Company is a minority shareholder of Loxley Pacific Company Limited (‘‘LoxPac’’). Under Rule 3-09 of Regulation S-X promulgated by the SEC, the losses sustained by the Company from its LoxPac investment require the inclusion of LoxPac’s separate audited financial statements in this Annual Report. LoxPac did not use PCAOB-registered accountants in the preparation of its financial statements, and as a minority shareholder, the Company cannot compel LoxPac to re-audit its financial records. The Company is thus unable to include audited financial statements for LoxPac in this Annual Report.

Recent Pronouncements

In March 2004, the FASB approved the consensus reached on EITF No. 03-1 ‘‘The Meaning of Other Than Temporary Impairment and its Application to Certain Investments.’’ The main objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-01 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-01 until further notice. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Cost – An Amendment to ARB No. 43, Chapter 4’’ (‘‘Statement 151’’). Statement 151 amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing’’ to clarify the accounting for abnormal amounts of idle facility expense, freight handling cost, and wasted materials (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of ‘‘so abnormal’’ as stated in ARB No. 43. Additionally, Statement 151 requires that the allocation of fixed production overheads to the costs of concession be based on the normal capacity of the production facilities. Statement 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning fiscal year 2006. The Company is currently evaluating the effect that the adoption of Statement 151 will have on its consolidation results of operations and financial condition but does not expect Statement 151 to have a material impact.

In December 2004, the FASB issued Statement No. 153, ‘‘Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions’’ (‘‘SFAS 153’’). The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, APB 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. SFAS 153 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the FASB toward development of a single set of high-quality accounting standards. APB 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. FASB believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the Board believes SFAS 153 produces financial reporting that more faithfully represents the economics of the transactions.

In March 2005, the FASB issued Interpretation, or FIN, No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations’’ (‘‘FIN 47’’) – an Interpretation of FASB Statement No. 143, ‘‘Accounting for Asset Retirement Obligations’’, which clarifies the term ‘‘conditional asset retirement obligations’’ and specifically provides when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 were effective on December 15, 2005. The adoption of FIN 47 did not have a material effect on our consolidated results of operations or financial condition.

In May 2005, the FASB issued FASB Statement No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’). SFAS 154 replaces APB Opinion No. 20 (‘‘APB 20’’), ‘‘Accounting Changes’’ and FASB Statement No. 3, ‘‘Reporting Accounting Charges in Interim Financial Statements.’’ SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a ‘‘restatement.’’ APB 20 previously required most voluntary changes in accounting principle to be recognized by including in net income at the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS 154 carries forward without change the guidance contained in APB 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. The new standard is effective for accounting changes and correction of errors made after January 1, 2006. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated financial statements.

In February 2006, FASB Statement No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments (‘‘SFAS 155’’) – an Amendment of FASB Statements No. 133 and 140,’’ was issued. This statement provides companies with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS 133 by allowing companies to make an irrevocable election to measure a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or undergoes a remeasurement event. Statement No. 155 also requires that interests in securitized financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The impact of SFAS 155 will depend on the future issuance or remeasurement of and the nature of any hybrid financial instruments held by the Company after the effective date, but management does not currently expect SFAS 155 to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In March 2006, FASB Statement No. 156, ‘‘Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140’’ (‘‘SFAS 156’’), was issued. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for fiscal years beginning after September 15, 2006. Management does not currently expect SFAS 156 to have a material impact on the Company’s future consolidated financial position, results of operations and cash flows.

In June 2006, FASB ratified the consensus on EITF Issue No. 06-3 — ‘‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement’’ (‘‘EITF 06-3’’). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22 – Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006.

In July 2006, the FASB issued FIN No. 48 — ‘‘Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109 — ‘‘Accounting for Income Taxes.’’ FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, FASB issued Statement No. 157 — ‘‘Fair Value Measurements’’ Statement No. 157 (‘‘SFAS 157’’), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions.

In September 2006, FASB Statement No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)’’ (‘‘SFAS 158’’), was issued. This statement requires an employer that sponsors one or more defined benefit pension or other postretirement plans to recognize an asset or liability for the overfunded or underfunded status of its postretirement benefit plans in its balance sheet for years ending after December 15, 2006. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. The statement also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s statement of financial position. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the requirement to measure plan assets and benefit obligations as of the statement of financial position date, which is effective for fiscal years ending after December 15, 2008. Transition for the recognition provisions is entirely prospective. We are currently evaluating the potential impact, if any, that the adoption of SFAS 158 will have on our consolidated financial statements.

In September 2006, the FASB ratified EITF Issue No. 06-1 — ‘‘Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’’ (‘‘EITF 06-1’’). This guidance requires the application of EITF Issue No. 01-9 — ‘‘Accounting for Consideration Given by a Vendor to a Customer’’ (‘‘EITF 01-9’’), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. We are currently evaluating the potential impact that adoption of EITF 06-1 will have on our consolidated financial statements.

In September 2006, Securities and Exchange Commission Staff Accounting Bulletin No. 108 codified as SAB Topic 1.N, ‘‘Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements’’ (‘‘SAB 108’’) was issued. This guidance states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The guidance also provides transition guidance for correcting errors existing in prior years. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We are currently evaluating the potential impact, if any, that the adoption of SAB 108 will have on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (‘‘SFAS 159’’). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of SFAS 159 will have significant impact on our consolidated financial statements.

5.2    Summarized Income Statement

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and notes thereto (the ‘‘Financial Statements’’) presented in Item 18 of this Annual Report.

The following table sets forth a summary statement of income for the periods indicated (dollar ($) amounts in thousands of US$):

	2002	2003	2004
Net Sales:
Manufactured products:
Telecommunications wire and cable	$35,619	$33,640	$35,713
Power cable	58,710	58,450	55,577
Enameled wire	86,635	95,541	172,869
Electronic cable	4,778	4,662	4,947

	2002	2003	2004
Total manufactured products	185,742	192,293	269,107
SDI project engineering	31,134	3,919	9,656
Distributed Products	24,303	15,187	15,493
Total net sales	241,179	211,399	294,256
Gross profit:
Manufactured products:
Telecommunications wire and cable	9,588	8,631	3,109
Power cable	13,466	11,224	10,709
Enameled wire	11,887	12,295	23,367
Electronic cable	252	555	561
Total manufactured products	35,193	32,705	37,746
SDI project engineering	(787)	92	258
Distributed Products	338	491	868
Total gross profit	34,744	33,288	38,872
Gross profit margin:
Manufactured products
Telecommunications wire and cable	26.9%	25.3%	8.7%
Power cable	22.9%	19.2%	19.3%
Enameled wire	13.7%	12.9%	13.5%
Electronic cable	5.3%	11.9%	11.3%
Total manufactured products	18.9%	16.9%	14.0%
SDI Project engineering	−2.5%	2.3%	2.7%
Distributed Products	1.4%	3.2%	5.6%
Total gross margin	14.4%	15.7%	13.2%

    5.3    Operating Results

5.3.1    Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

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

In order to minimize the impact of copper price fluctuations, we attempt to ‘‘peg’’ the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible. In certain circumstances, however, we remain affected by fluctuations in the price of copper. For example, the price of telecommunications cable sold for use in public projects in Thailand is determined semi-annually and is based upon the average spot market price of copper on the LME during the six-month period commencing on January 1 and July 1 prior to the month of order. Thus, a recent rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.

Average copper prices per metric ton have increased by 69.9% from $1,779 in 2003 to $3,023 in 2004. The higher cost of copper resulted in lower gross profit margins for our products in 2004 than in previous years. Gross profit margins for manufactured products in 2004 were on average at 14.0% compared to 16.9% in 2003.

Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2004, 2003 and 2002 copper prices are as follows:

		2004	2003	2002
Average LME copper price ($/Ton)	1Q	$3,068	$1,663	$1,557
	2Q	2,663	1,640	1,611
	3Q	3,139	1,753	1,516
	4Q	3,219	2,059	1,554
	Year	3,023	1,779	1,560

The rates of year 2004 GDP growth for Thailand, Singapore and China were 6.3%, 8.4% and 9.1% respectively. The 2003 GDP growth rates for Thailand, Singapore and China were 6.7%, 1.1% and 9.1% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We are beginning to see the return of growth in these industrial sectors following the recovery in the general economies of the respective countries and increases in governments’ budget spending on infrastructure.

The Company showed net losses of $2.5 million in 2004, compared to net profit of $10.0 million in 2003. Overall net sales increased by 39.2% due to an increase in revenue from manufactured products by 39.9% and from SDI project engineering and Distributed Products by 31.6% compared to 2003. Overall gross profit margins have decreased from 15.7% in 2003 to 13.2% in 2004 mainly due to decrease in profit margin in telecommunication wire and cable products. Selling, general and administrative expenses have increased mainly due to increases in provision for doubtful accounts and impairment of investment, and professional fees.

Our net results in 2003 were aided by positive contributions from exchange gain, lower net interest expense and share of net gain of equity investees. An exchange gain of $4.2 million was recorded in 2003 largely due to the appreciation of the Thai Baht and the Australian dollar.

Net Sales

Sales of manufactured product increased by 40% from $192 million in 2003 to $269 million in 2004, resulting in an overall sales increase of 40%. Sales in enameled wire exhibited the strongest increase of 80.9% due to the strong demand from appliance manufacturers especially in China and higher selling prices reflecting the rise of copper prices. Sales of Distributed Products and revenue from SDI project engineering in Singapore increased in 2004 due to increased demand and offers of tenders from SP Powerassets.

The following shows the percentage share in net sales of the respective operations with respect to our total sales in 2004.

	Manufactured products only	All products and services
Thailand	48.5%	44.3%
Singapore	6.3%	14.3%
Australia	11.3%	10.4%
China	33.9%	31.0%
Total	100.0%	100.0%

In 2004, Sigma Cable recorded revenue of $9.7 million under project engineering turnkey contracts awarded by SP Powerassets. The projects call for the supply and installation of 66kV (kilo-volt) high-voltage power cables along various distinct routes. The Company will continue to tender for future projects.

Gross Profit

Gross profit for 2004 was $38.9 million, representing an increase of 17.2% compared to $33.2 million for 2003. Gross profit contributed by sales of manufactured products was $37.7 million in 2004 compared to $32.7 million in 2003.

Overall gross profit margins have decreased from 15.7% in 2003 to 13.2% in 2004 due to decreased margin in telecommunication wire and cable products. Gross profit margin for manufactured products decreased from 17.0% in 2003 to 14.0% in 2004 due to higher cost of raw material.

Operating Profit

Selling, general and administrative expenses have increased by $8.3 million in 2004, due to provision for doubtful accounts and inventory, and professional fees. An impairment charge of $134,000 related to the unrealized loss in value of a long-term investment in a privately held company.

Gain/Loss from Investees

In 2003, the share of gain in equity investees was largely related to share of operating profits of Loxley Pacific Co., Ltd. (‘‘LoxPac’’) and the recovery of certain receivables from Newcall Group Limited (now known as Blue Chip New Zealand limited (‘‘BCN’’), in 2004, investee loss was related to LoxPac, BCN, SPHC, SHP and Shandong Pacific Rubber Cable Co., Ltd. (‘‘SPRC’’). The share of loss of equity interests in 2004 consists of the impairment of goodwill of $3,134,000 in LoxPac and impairment of $1,358,000 in SHP, taken upon determination of a market oversupply at Shandong and temporary suspension of construction of the production lines.

Loss on Sale of Investment

The loss on sale of investment in 2003 and 2004 was largely due to the disposal of a portion of our investment in Charoong Thai.

Exchange Gain/Loss

In July 1997, the flotation of the Thai Baht caused the currency to fall in value against the U.S. dollar and triggered declines in other regional currencies, such as the Singapore dollar and Australian dollar. The Thai Baht generally appreciated against the U.S. dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. In the past several years, the global weakening of the U.S. dollar against many other currencies has resulted in a strengthening of the Baht against the U.S. dollar. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2004, based on the Noon Buying Rate, were as follows:

	December 31, 2004	December 31, 2003
Foreign currency to US$1:
Thai Baht	38.80	39.63
Singapore $	1.63	1.70
Australian $	0.78	0.75
Chinese Rmb	8.28	8.28

Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the companies resulted in $0.2 million exchange gain in 2004.

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

Income Taxes

In 2004, our income tax charge has increased partly from estimated PRC tax on CCH income and Australian taxes on APEC profits.

5.3.2    Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

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

In order to minimize the impact of copper price fluctuations, we attempt to ‘‘peg’’ the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible. In certain circumstances, however, we remain affected by fluctuations in the price of copper. For example, the price of telecommunications cable sold for use in public projects in Thailand is determined semi-annually and is based upon the average spot market price of copper on the LME during the six-month period commencing on January 1 and July 1 prior to the month of order. Thus, a recent rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.

The monthly average copper prices in 2003 moved within the band of $1,586 to $2,200 per metric ton. Average copper prices per metric ton increased by 14.0% from $1,560 in 2002 to $1,779 in 2003. The higher cost of copper resulted in lower gross profit margins for our products in 2003 than in previous years. Gross profit margins for manufactured products in 2003 were on average at 16.9% compared to 18.9% in 2002.

Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2003, 2002 and 2001 copper prices are as follows:

		2003	2002	2001
Average LME copper price ($/Ton)	1Q	$1,663	$1,557	$1,764
	2Q	1,640	1,611	1,652
	3Q	1,753	1,516	1,472
	4Q	2,059	1,554	1,426
	Year	1,779	1,560	1,578

The rates of year 2003 GDP growth for Thailand, Singapore and China were 6.7%, 1.1% and 9.1% respectively. The 2002 GDP growth rates for Thailand, Singapore and China were 5.2%, 2.3% and 8.0% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We are beginning to see the return of growth in these industrial sectors following the recovery in the general economies of the respective countries and increases in governments’ budget spending on infrastructure.

The Company showed improved net income of $10.0 million in 2003, more than double that of $4.8 million in 2002. Sales of manufactured product increased by 3.5%, although overall net sales fell due to a decrease in revenue from SDI project engineering and Distributed Products. Overall gross profit margins have increased from 14.4% in 2002 to 15.7% in 2003 due to product mix and improved selling prices for electronic cable, SDI project engineering and Distributed Products. Selling, general and administrative expenses have increased due to expanded group operations in China and Australia.

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

Net Sales

Sales of manufactured product increased by 3.5% from $186 million in 2002 to $192 million in 2003, although overall net sales fell due to a decrease in revenue from SDI project engineering and Distributed Products. Sales in enameled wire exhibited the strongest increase of 10.3% due to the strong demand from appliance manufacturers, especially in China. Sales of Distributed Products and revenue from SDI project engineering in Singapore decreased in 2003 due to decreased demand a reduced number of and offers of tenders from SP Powerassets.

The following shows the percentage share in net sales of the respective operations with respect to our total sales in 2003.

	Manufactured products only	All products and services
Thailand	48.6%	44.2%
Singapore	8.4%	16.7%
Australia	11.5%	10.4%
China	31.5%	28.7%
Total	100.0%	100.0%

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

Overall gross profit margins have increased from 14.4% in 2002 to 15.7% in 2003 due to product mix and improved selling prices for electronic cable, SDI project engineering and Distributed Products. However, gross profit margins for manufactured products decreased from 18.9% in 2002 to 16.9% in 2003 due to the higher cost of copper, the Company’s principal raw material.

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

Gain/Loss from Investees

In 2002, investee loss was related to each of Loxley Pacific Co., Ltd. (‘‘LoxPac’’), Thai Professional Telecom Network Co., Ltd. (‘‘Thai Professional’’), Siam Pacific Holding Company Limited (‘‘SPHC’’) and Newcall Group Limited (‘‘NGL’’). The share of loss of equity investees in 2002 consists primarily of the share of loss in NGL, Thai Professional and LoxPac. The loss was in part due to the impairment of investment in LoxPac of $2.5 million. In 2003, the share of gain in equity investees was largely related to share of operating profits of LoxPac and the recovery of certain receivables from NGL.

Gain on Share Issuance by Subsidiaries and Affiliates

In 2002, the issuance of new shares by Charoong Thai, Shanghai Yayang and LoxPac contributed to the $1.0 million net gain on share issuance by subsidiaries and affiliates. No such gain was recorded in 2003.

Loss on Sale of Investment

The loss on sale of investment in 2002 and 2003 was largely due to the disposal of a portion of our investment in Charoong Thai.

Exchange Gain/Loss

In July 1997, the flotation of the Thai Baht caused the currency to fall in value against the U.S. dollar and triggered declines in other regional currencies, such as the Singapore dollar and Australian dollar. The Thai Baht generally appreciated against the U.S. dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. In the past several years, the global weakening of the U.S. dollar against many other currencies has resulted in a strengthening of the Baht against the U.S. dollar. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2003 and 2002, based on the Noon Buying Rate, were as follows:

	December 31, 2003	December 31, 2002
Foreign currency to US$1:
Thai Baht	39.63	43.20
Singapore $	1.70	1.74
Australian $	0.75	0.56
Chinese Rmb	8.28	8.28

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

Income Taxes

In 2003, our income tax charge has decreased partly due to the recognition of deferred tax assets in APEC as the company has demonstrated profitability.

    5.4    Liquidity and Capital Resources

Capital Expenditure and Capital Resources

Net proceeds from the initial public offering of Common Shares on March 26, 1997 were $33.3 million. The proceeds have been used to finance a significant portion of the cost of our development. The following are the major investments and purchases in 2002, 2003 and 2004:

On March 22, 2002, the Company purchased 100% of PEWC’s interest in CCH and its wholly-owned subsidiary, PEWS, resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 Common Shares. As a result of this new issue, PEWC’s holding in the Company increased from 68.3% to 75.4%. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. The consolidated revenues of CCH and PEWS for the year 2001 were $26.6 million with a profit of $1.4 million. For the year 2002, these companies contributed $35.0 million in sales and $4.8 million in net profits to the Company’s results.

Other investments in 2002 include: the acquisition of an additional 3.51% interest in NPC for $5.8 million, thereby increasing the Company’s interest in Ningbo from 90.8% to 94.31%; the acquisition of additional new shares in Shanghai Yayang for $0.3 million, thereby increasing the Company’s interest in Shanghai Yayang from 62.09% to 62.39%; the acquisition of an additional 1.84% interest in Newcall Communications Singapore Pte Ltd (‘‘NCS’’) for $0.5 million, thereby increasing the Company’s interest in NCS from 37.69% to 39.53%; the acquisition of additional new shares in LoxPac for $1.2 million, however, the further issuance of new shares during the year by LoxPac has caused the Company’s effective interest in LoxPac to be diluted from 30.56% to 24.58%; and, the acquisition of the remaining 33.85% interest in Siam Pacific for $11.6 million, in the form of Charoong Thai shares issued to the minority shareholders. NCS was liquidated during 2002 and the increased investment was written off.

In 2003, the Company injected $1.7 million in Shanghai Yayang through its subsidiary, Pacific Thai, thereby increasing the Company’s interest in Shanghai Yayang from 62.39% to 63.49%. The additional investment was in view of improved sales and operating performance and the need for capacity expansion as part of the company’s operation strategy. The Company and its joint venture partner, Shandong Yanggu, have also injected $0.3 million each in SPFO. To date, the Company has invested a total of $2.8 million with a 51.0% interest in SPFO. The Company has also contributed $0.2 million capital injection into SHP.

Total purchases of property, plant and equipment totaled $11.1 million in 2002 and $5.0 million in 2003 and $4.3 million in 2004. Purchases relate mainly to the capacity expansion of certain subsidiaries in China, namely Shanghai Yayang and SPFO. The remaining purchases were for replacement of old equipment.

Liquidity

We met our working capital requirements from cash provided by operations and both short-term and long-term borrowings. Net cash used for operating activities for 2004 was $18.1 million, compared to $24.3 million generated in 2003. Net cash used in investing activities in 2004 was $5.2 million, compared to $5.3 million used in 2003, and largely was used on purchasing property, plant, and equipment. Net cash generated from financing activities amounted to $24.3 million in 2004 largely from the increase of bank loans.

The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $103 million on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2004, the unused portion of the credit lines was approximately $38.0 million which included unused letters of credit amounting to $24.6 million. Letters of credit are issued for the account of the Company during the ordinary course of business by major financial institutions as required by certain vendor contracts. As of December 31, 2004, the Company had open letters of credit totaling $45 million. Liabilities relating to the letters of credit are included in current liabilities.

Our main source of liquidity in the near future continues to be the net cash provided by our operating activities. We continue to have sufficient liquidity to meet our anticipated working capital, capital expenditures, general corporate requirements, and other short-term and long-term obligations as they come due. We may further enhance our liquidity in the future, as needs arise, by establishing additional lines of credit, with the support of one or more of our principal shareholders if necessary and available.

The following table set forth our obligations and commitments to make future payments under contracts and other commitments.

	Payments due by period
Contractual obligations as of December 31, 2004 (In thousands of US$)	Total	2005	2006-2007	2008-2009	After 2009
Long term debt	1,710	1,710	—	—	—
Long term loan from PEWC	5,945	—	—	5,945	—
Capital lease obligations (principal amount only)	323	110	213	—	—
Operating leases	5,650	527	534	404	4,185
Purchase obligations	—	—	—	—	—
Total contractual cash obligations	13,628	2,347	747	6,349	4,185

For more details on financial commitments and contingencies, please refer to Exhibit 18.1 ‘‘Asia Pacific Wire & Cable Corporation Limited – Audited Financial Statements,’’ beginning on page F-1.

    5.5    Inflation

We do not consider inflation to have had a material impact on our results of operations during the periods covered.

Item 6:    Directors, Senior Management and Employees

    6.1    Directors and Senior Management

As of December 31, 2004, the Bye-laws provided for a classified board consisting of Class A Directors and Class B Directors. As of December 31, 2004, there were three Class A Directors and six Class B Directors. Each Director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. However, any matter then submitted to the Board of Directors for a vote required the approval of at least one Class A Director. In 2007, the shareholders approved an amendment to the Bye-laws of the Company which deleted the provision for a classified board. Accordingly, at present, there is only one class of directorships and no one or more directors possess any veto power over matters presented to the Board.

The following table sets forth certain information concerning the directors and executive officers of the Company as at December 31, 2004. You are advised that the following table is presented for historical purposes and it does not list the current directors of the Company, who are named further on in this Section 6.1 of our Annual Report. All directors are subject to annual election at the shareholders’ meeting.

Name	Age	Position
Ryoji Furukawa	51	Directors (Class A)
Eric Chi Chiu Yip	47	Directors (Class A)
Wellen Sham	52	Director (Class A)
Michael C. Lee	55	Director (Class B)
Yuan Chun Tang	45	Director (Class B)
Andy C.C. Cheng	46	Director (Class B)
Jack T. Sun	55	Director (Class B)
Tim Wong	50	Director (Class B)
Charles Xue	51	Director (Class B)
James M. Keyes	41	Bermuda Resident Secretary
Reid Management Company	N/A	Resident Representative in Bermuda

Certain officers and directors of the Company are also officers and directors of PEWC and/or PEWC affiliates or AMC or AMC affiliates, as described below. A brief professional summary for each member of the Board of Directors as of December 31, 2004 is as follows:

Mr. Ryoji Furukawa is a member of the Board of Directors of the Company. Mr. Furukawa also serves as a Director and the Chairman of Asset Managers (China) Company, Ltd. Mr. Furukawa became a director of the Company in 2004.

Mr. Eric Chi Chiu Yip is a member of the Board of Directors of the Company. Mr. Yip also serves as Chief Executive Officer of Asset Managers (China) Company Limited. Mr. Yip became a director of the Company in 2004.

Mr. Michael C. Lee is a member of the Company’s Board of Directors, as well Chief Executive Officer of PEWC. Mr. Lee also serves as Chairman of PUSA. Mr. Lee became a Director of the Company in 2004.

Mr. Yuan Chun Tang is a member of the Board of Directors of the Company. He also serves as Chairman of PEWC. Mr. Yuan became a Director of the Company in 2004.

Mr. Wellen Sham is a member of the Board of Directors of the Company. He also serves as Chairman of Sino-JP and Sino JP Assets Management. Mr. Sham became a Director of the Company in 2004.

Mr. Andy C.C. Cheng is a member of the Company’s Board of Directors, as well as Executive Vice President and Director of PEWC. Mr. Cheng became a Director of the Company in 2004.

Mr. Jack T. Sun is a member of the Company’s Board of Directors, as well as Executive Vice Chairman of Charoong Thai. Mr. Sun became a director of the Company prior to January 1, 2004.

Mr. Charles Xue is a member of the Company’s Board of Directors, and serves on the Audit Committee and the Remuneration Committee. He also serves as Chief Executive Officer of United Medical. Mr. Xue became a director of the Company prior to January 1, 2004.

Mr. Tim Wong is a member of the Company’s Board of Directors, and serves on the Audit Committee and the Remuneration Committee. He also serves as Senior Finance Manager of Utahloy Education Foundation. Mr. Wong became a director of the Company prior to January 1, 2004.

Notwithstanding the relationships with Sino-JP, AMC or with PEWC or with any of their respective affiliates, the above named individuals, in their capacities as directors and officers of the Company, are subject to fiduciary duties to the Company.

Actions may be taken by a quorum of directors (which consists of at least two directors) present at a board meeting. The Bye-Laws of the Company provide that any one director may call a board meeting.

Subsequent to December 31, 2004, independent directors Tim Wong and Charles Xue resigned from the Board. They were replaced on March 24, 2005 by Ulyos Maa and Jimmy Tsay. Thereafter, Jack Sun, Andy Cheng and David Sun resigned from the Board on October 14, 2005. See — ‘‘Recent Developments, Section 4.1.2.’’ Independent director Ulyos Maa also resigned on October 14, 2005. Christopher Cheng was appointed on April 6, 2006 to replace Mr. Maa, along with three other directors, Ching Rong Shue, Gai Poo Lee and Fang-Hsiung Chen. On June 29, 2006, Jimmy Tsay resigned from the Board, followed by Christopher Cheng on July 3, 2006. On June 28, 2007, Eric Chi Chiu Yip, Wellen Sham and Ryoji Furukawa resigned from the Board. On the same date, Andy Cheng, Jack Sun and David Sun were re-appointed to the Board.

At an annual meeting on September, 7, 2007 (the ‘‘2007 AGM’’), shareholders of the Company voted to change from a classified to an unclassified Board, composed of eight shareholder-elected directors and two casual vacancies to be filled after the meeting. As of the date of the filing of this Annual Report, the Board consists of ten members. The following eight members were elected by shareholders at the 2007 AGM: Michael Lee, Andy C.C. Cheng, David T. Sun, Jack T. Sun, Gai Poo Lee, Ching Rong Shue, Fang-Hsiung Cheng and Yuan Chun Tang. Two independent directors, Anson Chan and Yichin Lee, were appointed to the casual vacancy positions by the Board on September 28, 2007.

Certain current Board members, who were elected after December 31, 2004, have relationships with PEWC. In addition to the 2004 Board members discussed above, new directors Ching Rong Shue and Gai Poo Lee are Vice Presidents of PEWC, and Fang-Hsiung Cheng is an Assistant Vice President of PEWC.

    6.2    Audit Committee

The audit committee of the Board of Directors primarily functions to assist the Board in its oversight of: (i) the reliability and integrity of accounting policies and financial reporting and disclosure practices and (ii) the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and company policy and an adequate system of internal control, management of business risks and safeguard of assets.

As of December 31, 2004, the audit committee consisted of two independent directors, Mr. Charles Xue and Mr. Tim Wong, who served on the committee until their resignation in 2005. On March 24, 2005, two new independent directors, Mr. Ulyos Maa and Mr. Jimmy Tsay, were appointed to the Board and to the audit committee. Mr. Maa resigned on October 14, 2005, and was replaced on the audit committee by Mr. Christopher Cheng, who was appointed on April 6, 2006. Mr. Tsay and Mr. Cheng served on the committee until Mr. Tsay’s resignation on June 29, 2006, which was followed by Mr. Cheng’s resignation on July 3, 2006. The Company did not have an audit committee for the remainder of 2006.

As the Company is traded on the Pink Sheets, it is not required to have an audit committee that meets the requirements of Regulation 10A-3 of the Exchange Act. In the absence of an audit committee, the full Board of Directors may fulfill the functions of an audit committee pursuant to Section 3(a)(58) of the Exchange Act. For the fiscal year 2006, and until the appointment of a new audit committee on September 28, 2007, the full Board of Directors fulfilled the functions of an audit committee.

On September 28, 2007, the Company filled two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the audit committee of the Board. As of the date of the filing of this Annual Report, the audit committee is composed of Mr. Chan and Dr. Lee, with Mr. Chan serving as the committee’s chairman.

    6.3    Remuneration Committee

The Board first created the remuneration committee in 2003 to assist it in determining the compensation to be paid to the executive directors of the Company. The first remuneration committee was comprised of two independent directors, Mr. Charles Xue and Mr. Tim Wong, who served on the committee until their resignation in 2005. Mr. Jimmy Tsay, another independent director, was appointed to the remuneration committee on the same date, and served until his resignation on June 29, 2006. As of the date of the filing of this Annual Report, the Board has not appointed new directors to the committee.

    6.4    Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2004 was approximately $1,300,000. As of December 31, 2004, our directors and executive officers beneficially owned 10,000 Common Shares representing approximately 0.072% of the outstanding Common Shares.

The fee for the independent directors is $20,000 per year and the fee payable to directors who are executive officers of the Company is $10,000 per year.

    6.5    Employees

Certain relevant information regarding the Company’s employees as of December 31, 2004 is described in this Section 6.5. The Company employed a total of approximately 1,860 employees, of which 300 are administrative and management personnel. In Thailand, the Company employs approximately 925 staff members. In addition, the Company has approximately 160 employees in Singapore, 85 employees in Australia, 545 employees in China and 145 employees in Malaysia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.

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

Approximately 60% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement, signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. None of the employees of Siam Pacific, Pacific Thai, Charoong Thai or APEC are members of a union.

The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be good and has not experienced difficulties attracting and retaining qualified employees. In Singapore, employee turnover is approximately 8% of total employees annually. In Thailand, employee turnover is approximately 3% of total employees annually.

Item 7:    Major Shareholders and Related Party Transactions

    7.1    Major Shareholders

As of December 31, 2004, Sino-JP Fund, a company incorporated under the laws of the Cayman Islands, was the owner of 10,074,012 Common Shares, representing approximately 72.84% of the issued and outstanding Common Shares. Pacific Electric Wire & Cable Corporation was the owner, indirectly, of 356,757 Common Shares, representing approximately 2.56% of the issued and outstanding Common Shares. The remaining Common Shares were held by investors who purchased in the public market. See — ‘‘Recent Developments, Section 4.1.2.’’ The following table sets forth certain information regarding ownership of the Company’s capital stock as of December 31, 2004 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.	356,757	2.56%
Sino-JP Fund Co., Ltd.	10,074,022	72.84%
Heartland Advisors, Inc.(1)	1,591,100	11.5%
William J. Nasgovitz President and Principal Shareholder Heartland Advisors, Inc.	1,137,300	8.22%
Directors and Officers of the Company	10,000	0.072%

(1)	Based on Schedule 13G filed January 14, 2005.

In July 2004, the Company and PEWC entered into a Settlement Agreement with Set Top International Inc. (‘‘Set Top’’), pursuant to which it was agreed that Set Top would be paid $25,000,000 in exchange for the release of all claims of an ownership interest in 10,074,102 Common Shares and the dismissal by all parties of all claims in litigation proceedings against each other, which included actions in New York, Singapore and Bermuda (the ‘‘Set Top Settlement Agreement’’). In addition, Set Top agreed to withdraw all of its claims in the bankruptcy proceedings of Pacific USA Holdings Ltd. (‘‘PUSA’’), a Dallas based subsidiary of PEWC.

Under a Share Purchase Agreement dated September 10, 2004 by PEWC and Asset Managers Co., Ltd. (‘‘AMC’’), AMC agreed to purchase the 10,074,012 Common Shares from Set Top for purchase consideration of $25,000,000 (the ‘‘2004 Share Purchase Agreement’’). In addition, AMC entered into an Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) granting to PEWC an option (the ‘‘Repurchase Option’’) to purchase 7,307,948 Common Shares (the ‘‘Repurchase Shares’’), representing approximately 52.84% of the issued and outstanding Common Shares.

Until the implementation of the Set Top Settlement Agreement, PEWC owned indirectly 10,430,769 shares of the Company. Following the implementation of the Set Top Settlement Agreement and the closing of the 2004 Share Purchase Agreement, Sino-JP owned 10,074,012 Common Shares of the Company, representing approximately 72.84% of the issued and outstanding Common Shares, and PEWC owned indirectly 356,757 shares of the Company, representing approximately 2.56% of the issued and outstanding Common Shares.

On September 14, 2005, PEWC exercised the Repurchase Option and reacquired the Repurchase Shares for an aggregate purchase price of $18,861,813.78, or $2.581 per share, plus a guaranteed return. Exercising the Repurchase Option required approval of the PEWC Banking Group, which imposed certain conditions on PEWC. One condition imposed by the PEWC Banking Group was that PEWC enter into a letter of undertaking (‘‘the ‘‘PEWC Letter of Undertaking’’) which provided that, among other conditions, PEWC enter into a trust agreement with the PEWC Banking Group (the ‘‘PEWC Trust Agreement’’), under which the Repurchase Shares were registered in Bermuda in the name of Chiao Tung Bank Trust Department Trust Assets (‘‘CTB’’), although PEWC retained beneficial ownership of the Repurchase Shares unless and until there occurred an event of default under the PEWC Trust Agreement. In May 2006 the PEWC Banking Group determined that PEWC had fulfilled or was in a position to fulfill the requirements with respect to the PEWC Trust Agreement. Therefore, on June 6, 2006, CTB, on behalf of the PEWC Banking Group, delivered a letter instructing termination of the PEWC Trust Agreement and authorizing the registration of the repurchased Shares on behalf of PEWC without any pledge or encumbrance of the PEWC Banking Group. See — ‘‘Risk Factors: Change of Control, Section 3.3.1’’; ‘‘Recent Developments, Section 4.1.2.’’

    7.2    Related Party Transactions

As at December 31, 2004, the Company’s largest short-term loan of $1.5 million was from Moon View Venture Limited, a subsidiary of PEWC. The loan is unsecured. As at December 31, 2004, the only long-term loan was from PEWC in the amount of $5.9 million. The loan is unsecured and consists of $3.0 million being interest-free while the remaining portion bears interest at LIBOR plus 1%. Interest has been paid quarterly. The loan is repayable in 2008.

Additional details regarding related party balances as of December 31, 2004 and related party transactions during the year 2004 are disclosed in Note 15 of Item 18: Financial Statements.

Item 8:    Financial Information

    8.1    Legal Proceedings

8.1.1	Set Top Litigation (Settled); See — ‘‘Recent Developments, Section 4.1.2’’

Pacific Electric Wire & Cable Co., Ltd. & Asia Pacific Wire & Cable Corp., Ltd. v. Set Top International, Case No. 03 Civ. 9623 (JFK) (AJP) (the ‘‘New York Action’’)

On December 4, 2003, PEWC and the Company (collectively ‘‘Plaintiffs’’) commenced an action in the United States District Court for the Southern District of New York (the ‘‘Southern District’’) against the following parties: Set Top, Kinbong Holdings Limited (‘‘Kinbong’’), Tom Ching-Yun Tung, Frank Wei-Feng Lin, Tai-Sheng Lien, Fu-Chuan Tsai, Fu-Nu Tsai, Yuan-Chun Hsu, Jack Takacs and Robert Everett Wolin (collectively ‘‘Defendants’’). The Complaint alleged 12 causes of action, including fraud and conspiracy to commit fraud; violation of section 13(d) of the Securities Exchange Act; RICO violations under 18 USC § 1962; and breach of fiduciary duty.

The case involved an alleged fraud perpetuated over a period of years by certain of the Defendants against Plaintiffs. Prior to the allegedly fraudulent transactions, PEWC owned (indirectly) a 75.42% interest in the Company. As a result of the transactions, PEWC’s controlling interest in the Company was purportedly transferred to Defendant Set Top.

The Southern District action did not progress to the discovery phase as the parties sought to agree to the terms of a settlement agreement on several occasions.

On July 2, 2004, the Company, PEWC and Set Top entered into a Settlement Agreement (the ‘‘Settlement Agreement’’) pursuant to which PEWC agreed to pay Set Top $25 million (the ‘‘Settlement Amount’’) by August 30, 2004 (subject to extension) to purchase all of Set Top’s interest in the Company’s shares. In the event that PEWC failed to pay the Settlement Amount to Set Top by August 30, 2004 (subject to extension), under the Settlement Agreement the ownership of 10,074,102 shares of the Company would pass to Set Top.

Pursuant to the Settlement Agreement, the Company, PEWC and Set Top agreed to withdraw all claims in all litigation proceedings against each other, including the actions in New York, Singapore and Bermuda, and Set Top agreed to withdraw all of its claims in the PUSA bankruptcy proceedings. The parties have filed stipulations of discontinuance and/or dismissal for each of those actions.

In order to implement the terms of the Settlement Agreement, PEWC and Asset Managers Co., Ltd. (‘‘AMC’’) entered into a Share Purchase Agreement dated as of September 10, 2004 (the ‘‘2004 Share Purchase Agreement’’), pursuant to which AMC agreed to pay to Set Top the sum of $25,000,000 in exchange for all right, title and interest of Set Top in 10,074,012 shares of APWC (the ‘‘Subject Shares’’). Following the closing of the 2004 Share Purchase Agreement, AMC designated Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) as an assignee of the Subject Shares and Sino-JP was registered as the record owner of the Subject Shares with the Company’s register. As of June 28, 2007, Sino-JP sold all of its Common Shares, the directors and officers designated by it submitted their resignations and Sino-JP ceased to have any interest in the Company. See — ‘‘Recent Developments, Section 4.1.2.’’

    8.2    Dividend Policy

To date, the Company, a Bermuda company formed in 1996, has not paid any dividends. While the Company has no present intention to pay dividends, should it decide in the future to do so, as a holding company the Company’s ability to pay dividends, as well as to meet its other obligations, will depend upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments. The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. The foregoing restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

Item 9:    The Offer and Listing

    9.1    Historical Trading Information

From March 26, 1997 through December 31, 2001, the Company’s Common Shares were listed and traded on the New York Stock Exchange (the ‘‘NYSE’’) under the symbol ‘‘AWC.’’ Prior to such listing, there was no public market for the Company’s equity securities.

The Company’s Common Shares were subsequently delisted from the NYSE in the first quarter of 2002 and were traded on the Over-the-Counter Bulletin Board (the ‘‘OTC BB’’), which is an electronic quotation service for trading of shares of OTC securities among market makers who are NASD members. As a foreign private issuer, the Company is required to file its annual report on Form 20-F with the SEC within six months following the close of its fiscal year. The Company was not in a position to make the filing of its 2004 annual report on a timely basis. After the expiration of an automatic grace period, on August 29, 2005 the OTC BB delisted the Company for failure to remain current in the filing of its periodic reports. The Company is currently traded on the Pink Sheets under the symbol ‘‘AWRCF.’’ The Company intends to diligently pursue a relisting on the OTC BB or a national exchange as soon as possible. See — ‘‘Risk Factors – OTCB BB Delisting; Potential Illiquidity of Common Shares, Section 3.3.3’’; see — ‘‘Recent Developments, Section 4.1.2.’’

The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

The high and low sales price for Common Shares on the OTC BB (from February 2002 when the Company re-established a public trading market for its Common Shares on the OTC BB) for each quarterly period from the first quarter of 2002 to the last quarter of 2004 are as follows:

	Price per Share ($)
	High	Low
2002
First Quarter	0.73	0.32
Second Quarter	0.90	0.48
Third Quarter	0.65	0.29
Fourth Quarter	1.55	0.51
2003
First Quarter	1.06	0.83
Second Quarter	1.60	0.75
Third Quarter	2.74	1.40
Fourth Quarter	3.60	2.15
2004
First Quarter	3.10	2.25
Second Quarter	2.90	1.90
Third Quarter	3.49	2.20
Fourth Quarter	4.75	2.90

9.2    Nature of the Trading Market

As of the date of the filing of this Annual Report, our Common Shares are quoted and traded on the Pink Sheets operated by Pink Sheets LLC, under the symbol ‘‘AWRCF.’’

Item 10:    Additional Information

    10.1    Memorandum of Association and Bye-laws

10.1.1	General

For a detailed description of the Company’s principal activities, see ‘‘History and Development of the Company, Section 4.1.’’ The Company’s Bye-laws were amended on December 16, 2004 to establish a classified Board of Directors consisting of up to three Class A Directors and up to seven Class B Directors. On September 7, 2007, the Company’s Bye-Laws were amended again to delete the provisions providing for a classified Board of Directors and to provide that a quorum shall consist of a majority of the members of the Board of Directors then in office. The Company’s Bye-laws, as so amended, have been filed with this Annual Report and also are available for inspection upon prior written notice during customary business hours at the offices of the Company.

10.1.2	Description of Shareholder Rights Attaching to Our Common Shares

The Company was incorporated in Bermuda on September 19, 1996 under the Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and Bye-laws.

The following discussion of our Common Shares, and the laws governing the rights of our shareholders, is based upon the advice of Appleby, our Bermuda counsel.

Our authorized share capital of $200,000 consists of 20,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2004 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding.

•	Holders of the Common Shares have no preemptive, redemption, conversion or sinking fund rights.

•	Holders of the Common Shares are entitled to one vote per share on all matters submitted to a poll vote of holders of Common Shares and do not have any cumulative voting rights.

•	In the event of our liquidation, dissolution or winding-up and subject to any alternative resolution that may be pursued by our shareholders, the holders of Common Shares are entitled to share ratably in our assets, if any, remaining after the payment of all our debts and liabilities.

•	Our outstanding Common Shares are fully paid and nonassessable.

•	Additional authorized but unissued Common Shares may be issued by the Board without the approval of the shareholders.

The holders of Common Shares will receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

•	we are, or after the payment would be, unable to pay our liabilities as they become due; or

•	the realizable value of our assets after such payment or distribution would be less than the aggregate amount of our liabilities and our issued share capital and share premium accounts.

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

Generally, under Bermuda law and our Bye-laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy. Matters will be decided by way of votes cast by way of show of hands unless a poll is demanded.

If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each Common Share entitled to vote on such question. A poll may only be demanded under the Bye-laws by:

•	the chairman of the meeting;

•	at least three shareholders present in person or by proxy;

•	any shareholder or shareholders present in person or by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having voting rights; or

•	a shareholder or shareholders present in person or represented by proxy holding Common Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Common Shares.

Unless the Board of Directors otherwise determines, no shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares held by such shareholder have been paid.

10.1.5	Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Under our Bye-laws, each share is entitled to a dividend if, as and when dividends are declared by the Board of Directors. With the sanction of a shareholders resolution, the Board of Directors may determine that any dividend may be paid in cash or by distribution of specific assets, including paid-up shares or debentures of any other company. The Board of Directors may also pay any fixed cash dividend which is payable on any of our Common Shares half-yearly or on other dates, whenever our position, in the opinion of the board of directors, justifies such payment.

Dividends, if any, on our Common Shares will be at the discretion of our Board of Directors, and will depend on our future operations and earnings, capital requirements, surplus and general financial conditions as our Board of Directors may deem relevant.

10.1.6	Purchases by a Company of its own Common Shares

Under Bermuda law, we may purchase our own Common Shares out of the capital paid up on the Common Shares in question or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Common Shares made for the purposes of the purchase. We may not purchase our shares if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the Company that would otherwise be available for dividend or distribution or out of a Company’s share premium account. Any Common Shares purchased by the Company are treated as cancelled and the amount of the Company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the Company’s authorized share capital.

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

We may issue more than one class of shares and more than one series of shares in each class. If we have more than one class of shares, the rights attached to any class of shares may be altered or abrogated either:

•	with the consent in writing of the holders of not less than fifty percent of the issued Common Shares of that class; or

•	pursuant to a resolution passed at a general meeting of the holders of such Common Shares, voting in proxy or present, at which a quorum is present.

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

Subject to the ‘‘Transfer Restrictions’’ section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the Board of Directors may approve. The form of transfer is required to be signed by or on behalf of the transferor and also the transferee where any share is not fully paid.

10.1.10	Transfer Restrictions

The Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of any share that is not fully paid.

The Board of Directors may refuse to register an instrument of transfer of a share unless it:

•	is duly stamped, if required by law, and lodged with us;

•	is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the Board of Directors shall reasonably require;

•	has obtained, where applicable, permission of the Bermuda Monetary Authority; and

•	is in respect of one class of shares.

Our Common Shares are no longer listed on an ‘‘appointed stock exchange’’ and, therefore, do not qualify for a ‘‘blanket’’ authorization for free transferability from the Bermuda Monetary Authority for all transfers of our Common Shares between persons who are not resident in Bermuda for exchange control purposes. The Bermuda Monetary Authority has informed us that it has no objection to the continued free transferability of our Common Shares on the same basis as when the Company was listed on the NYSE except that the Bermuda Monetary Authority has requested it be informed of any shareholders holding five percent or more of the Common Shares in issue.

The Company, together with PEWC and SOF Investments, L.P., has entered into a shareholders agreement dated as of June 28, 2007 (the ‘‘Shareholders Agreement’’) which provides, among other things, for certain transfer restrictions, notice requirements and tag-along rights in the event PEWC wishes to transfer any of its Common Shares in certain types of transactions. The Shareholders Agreement is binding only upon the three parties to that agreement. See — ‘‘Recent Developments, Section 4.1.2.’’

10.1.11	Transmission of Shares

In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, and the estate representative, where he was sole holder, shall be the only persons recognized by us as having any title to the shares of the deceased. ‘‘Estate representative’’ means the person to whom probate or letters of administration has or have been granted in Bermuda, or failing any such person, such other person as the Board of Directors may in its absolute discretion determine to be the person recognized by us for this purpose.

10.1.12	Disclosure of Interests

Under the Companies Act, a director who has an interest in a material contract or a material proposed contract, or a 10% or more interest (directly or indirectly) in an entity that is interested in a contract or proposed contract or arrangement with us, is obligated to declare the nature of such interest at the first opportunity at a meeting of the board of directors, or by writing to the Board of Directors. If the director has complied with the relevant sections of the Companies Act and the Bye-laws with respect to the disclosure of his interest, the director may vote at a meeting of the Board of Directors or a committee thereof on a contract, transaction or arrangement in which that director is interested and he will be taken into account in ascertaining whether a quorum is present.

10.1.13	Rights in Liquidation

Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation, dissolution or winding-up are distributed among the holders of shares in accordance with a company’s Bye-laws.

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

The Bye-laws provide that the Board of Directors may, whenever it think fit, convene a special general meeting. Bermuda law requires that shareholders be given at least five days’ notice of a meeting of the Company. Our Bye-laws extend this period to provide that not less than 20 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or nonreceipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

Our Bye-laws state that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing a majority of the issued shares of the Company are present in person or by proxy and entitled to vote.

Under our Bye-laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at, such registered address. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex or telecopier. Any such notice shall be deemed to have been served twenty-four (24) hours after its dispatch in the case of cable, telex or telecopier and seven (7) days after dispatch in the case of notice through the post.

10.1.15	Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include the memorandum of association and any amendment to the memorandum of association.

Under Bermuda law, the minutes of shareholder meetings will be open for inspection by any shareholder or director without charge for not less than 2 hours during business hours each day, subject to any reasonable restrictions that we may impose. The shareholders shall be entitled to receive a copy of every balance sheet and statement of income and expenditure before a general meeting as required under the Bye-laws.

The register of shareholders of a company is required to be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent, Computershare Limited.

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

At an annual general meeting held on September 7, 2007, the shareholders of the Company approved resolutions establishing the number of directorships at ten members. At that meeting, eight members of the Board of Directors were elected, with two seats then reserved as casual vacancies. See —‘‘Recent Developments, Section 4.1.2.’’

At an Annual General Meeting of Shareholders held on December 16, 2004, the Company amended its Bye-laws to establish a classified board consisting of up to three Class A Directors and up to seven Class B Directors. Each Class A Director and each Class B Director had one vote on any resolution that becomes before the Board of Directors, and except as specified in the Bye-laws, a simple majority of votes cast by the combined Board of Directors (both Class A and Class B) was sufficient for the adoption of any resolution; provided, however, no resolution could be adopted without the approval of at least one of the Class A Directors. At an Annual General Meeting of Shareholders held on September 7, 2007, the Company further amended its Bye-laws to delete the provisions establishing a classified board. As of the date of the filing of this Annual Report, the Company has only one class of Directors, with each Director having equal voting power.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of these Bye-laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint their own alternates.

We may, in a special general meeting called for this purpose, remove a director, provided notice of such meeting is served upon the director concerned not less than fourteen days before the meeting and he shall be entitled to be heard at that meeting.

The office of a director will be vacated in the event of any of the following:

•	if he resigns his office by notice in writing to be delivered to our registered office or tendered at a meeting of the Board of Directors;

•	if he becomes of unsound mind or a patient for any purpose under any statute or applicable law relating to mental health and the Board of Directors resolves that his office is vacated;

•	if he becomes bankrupt or enters into a general settlement with his creditors;

•	if he is prohibited by law from being a director; or

•	if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the Bye-laws.

10.1.17	Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended by resolution passed at a general meeting of which due notice has been given. An amendment to a memorandum of association does not require the consent of the Minister of Finance save for specific circumstances, for example, the adopting of any authority to carry on restricted business activities.

Under Bermuda law, the holders of:

•	an aggregate of not less than twenty percent in par value of the Company’s issued Common Shares; or

•	not less in the aggregate than twenty percent of the company’s debentures

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

The Companies Act provides that, subject to the terms of a company’s Bye-laws, the merger or consolidation of a Bermuda company with another company requires a merger or consolidation agreement which must be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing by proxy at least one-third of the issued shares of the company.

Under Bermuda law, in the event of a merger or consolidation of a Bermuda company, a shareholder who did not vote in favor of the transaction and who is not satisfied that fair value has been offered for the shares, may apply to a Bermuda court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

10.1.19	Class Actions and Derivative Actions

Class actions and derivative actions are generally not available to shareholders under Bermuda law. A shareholder may commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, or is illegal or would result in the violation of the company’s memorandum of association or Bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requiring the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When one or more shareholders believes the affairs of a company are being conducted in a manner which is prejudicial to the interest of some of the shareholders, a Bermuda court, upon petition, may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

10.1.20	Registrar or Transfer Agent

Our branch transfer agent and registrar is Computershare Limited, located at 525 Washington Boulevard, Jersey City, NJ 07310. In addition to a register held by our branch transfer agent, a register of holders of the shares is maintained by the principal registrar and transfer agent, Appleby Management (Bermuda) Ltd. in Bermuda located at Argyle House, 41A Cedar Avenue, Hamilton HM 12, Bermuda.

10.1.21	Personal Liability of Directors and Indemnity

The Companies Act requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision whether in the Bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor exempting such officer or person from liability, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

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

We have been designated by the Bermuda Monetary Authority as a non-resident under the Exchange Control Act of 1972 (the ‘‘Exchange Control Act’’). This designation allows us to engage in transactions in currencies other than the Bermuda dollar.

The transfer of Common Shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Common Shares to such persons may be effected without specific consent under the Exchange Control Act and regulations thereunder, provided that the Bermuda Monetary Authority is promptly notified of all instances in which the Company becomes aware that a new shareholder has obtained five percent or more of the Company’s shares. Any issues of shares, and any transfers of Common Shares to any person regarded as resident in Bermuda for exchange control purposes, require specific prior approval from the Bermuda Monetary Authority under the Exchange Control Act.

Notwithstanding the recording of any special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our Common Shares whether or not we had notice of such trust.

As an ‘‘exempted company,’’ we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we may not participate in certain designated business transactions, which we do not consider relevant to our present or planned business activities.

10.2    Material Contracts

Composite Services Agreement

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the ‘‘Composite Services Agreement’’), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. Pursuant to the Composite Services Agreement:

•	PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

•	The Company has the right to distribute any wire or cable product manufactured by PEWC in all markets in which the Company presently distributes or develops the capability to distribute in the future such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC is not required to grant to the Company the right to distribute products manufactured by PEWC in the future in markets where the Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to the Company.

•	Each of PEWC and the Company will notify the other party prior to entering into any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company has the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC has agreed to arrange for the Company to participate to the extent possible.

•	PEWC agrees to make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

•	Without the consent of the Company, PEWC will not compete with respect to the manufacture or distribution of wire and cable products in any market in which the Company is manufacturing or has taken significant steps to commence manufacturing.

•	For purposes of the Composite Services Agreement, each province in China is considered the equivalent of a country.

To the extent that transactions occur in the future between the Company and PEWC or affiliates of PEWC other than under the Composite Services Agreement, such transactions will be entered into on an arm’s length basis on terms no less favorable than those available from unaffiliated third parties.

Indemnification Agreement

The Company and PEWC are parties to an indemnification agreement dated November 6, 1996 (the ‘‘Indemnification Agreement’’), pursuant to which PEWC agreed to indemnify the Company (including the Company’s directors, officers, employees and agents) against any cost, expense, loss, liability or damage arising out of any claim asserted or threatened to be asserted by any third party as a result of certain actions taken or failed to be taken by PEWC or its subsidiaries (other than the Company) prior to March 1997 with respect to Sigma Cable, Sino-Sin, APEC, Siam Pacific, Siam Pacific Holding Company, Pacific Thai, Charoong Thai and NPC, following the exercise by the Company of its option to purchase, directly or indirectly, each of them (collectively, the ‘‘Transferred

Businesses’’). PEWC has a duty to indemnify the Company if such cost, expense, loss, liability or damage arises out of claims resulting from the actions or inactions of PEWC or its subsidiaries, with respect to the Transferred Businesses, to the extent such action or failure to act was not in compliance with applicable laws and regulations or obligations to third parties and, with respect to Charoong Thai, is limited to situations of which PEWC had knowledge.

Shareholders Agreement

In connection with the acquisition by SOF of all of the Common Shares previously held by Sino-JP, the Company, PEWC and SOF entered into a shareholders agreement dated as of June 28, 2007 (the ‘‘Shareholders Agreement’’), pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company has agreed to indemnify SOF, and its partners and certain of its affiliates (the ‘‘SOF Indemnified Persons’’), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the ‘‘IRS’’) to be a ‘‘controlled foreign corporation’’ (a ‘‘CFC’’) or a ‘‘passive foreign investment company’’ (a ‘‘PFIC’’) as such terms are interpreted and defined under IRS rules or regulations.

    10.3    Environmental Matters

The Company believes that all of its operations are in compliance with, and in certain circumstances exceed, all applicable environmental laws and regulations in Thailand, Singapore, Australia and China. The Company has not been subject to any legal, regulatory or other action alleging violations or breaches of environmental standards. While the Company does not believe that the nature of its operations creates environmental hazards, no assurance can be given that new environmental laws or regulations in Thailand, Singapore, Australia, China or elsewhere, will not, in the future, require changes in the Company’s production processes or otherwise adversely affect the Company’s operations and financial condition.

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

    10.5    Credit Support

PEWC has provided credit support to the Company and its subsidiaries through the provision of direct loans, credit terms in inter-company trade balances between PEWC and the operating subsidiaries and corporate guarantees for trade and credit facilities from banks and financial institutions for the purposes of financing working capital, capital expenditures, acquisitions and expansion programs. There can be no assurance that PEWC will provide support in the future.

    10.6    Taxation

The following is a summary of certain tax consequences of the acquisition, ownership and disposition of common shares based on the tax laws of the United States and Bermuda. Such summary is subject to changes in United States and Bermuda law, including changes that could have retroactive effect. The following summary does not take into account the individual circumstances of an investor, nor does it purport to be a complete technical analysis or examination of all potential tax effects relevant to a decision to purchase Common Shares, including without limitation, the tax laws of the various states within the United States.

10.6.1	United States Taxation

The following is a summary of certain United States federal income tax consequences of the acquisition, ownership and disposition of common shares by a U.S. Holder (as defined below) and a Non-U.S. Holder (as defined below). The summary does not purport to be a comprehensive description of all possible tax considerations that may be relevant to a decision to purchase common shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the ‘‘IRS’’), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Further, this summary does not discuss any foreign, state or local tax consequences.

In particular, this summary deals only with common shares held as capital assets and does not address the United States tax treatment of U.S. Holders and Non-U.S. Holders that are subject to special treatment under the Code, such as dealers in stocks, securities, or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, qualified retirement plans, individual retirement accounts, and other tax deferred accounts, expatriates of the United States, persons subject to the alternative minimum tax, persons holding shares as part of a hedging or conversion transaction or a straddle, or other integrated transaction, persons who acquired common shares pursuant to the exercise of any employee stock option or otherwise as compensation for services, or persons whose functional currency is not the United States dollar or who own (directly, indirectly or by attribution) 10% or more of the stock of the Company. Consequently, prospective purchasers who are U.S. Holders or Non-U.S. Holders are advised to satisfy themselves as to the overall United States federal, state, local and foreign tax consequences of their acquisition of, ownership and disposition of common shares by consulting their own tax advisors.

As used herein, the term ‘‘U.S. Holder’’ means a beneficial owner of common shares that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or any state (or the District of Columbia), (iii) an estate, the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more ‘‘United States persons’’ (as defined in Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust.

The term ‘‘Non-U.S. Holder’’ means a beneficial owner of common shares that is not a U.S. Holder. As described in ‘‘Taxation of Non-U.S. Holders’’ below, the consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of common shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of common shares.

Taxation of U.S. Holders

The discussion in ‘‘Taxation of Dividends’’ and ‘‘Taxation of Capital Gains’’ below assumes that we will not be treated as a passive foreign investment company (‘‘PFIC’’) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in ‘‘Passive Foreign Investment Company’’ below.

Taxation of Dividends

A U.S. Holder receiving a distribution with respect to common shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (P.L. 108-27, 117 Stat. 752) (the ‘‘2003 Act’’) was enacted on May 28, 2003. Subject to certain limitations, the 2003 Act generally provides that a dividend paid to an individual U.S. shareholder from either a domestic corporation or a ‘‘qualified foreign corporation’’ is subject to tax at the reduced rates applicable to certain capital gains (15%; 5% for taxpayers in the lower bracket; 0% for lower bracket taxpayers in 2008). A qualified foreign corporation includes certain foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation is so treated with respect to any dividend it pays if the stock with respect to which it pays such dividend is readily tradable on an established securities market in the United States.

In the absence of a comprehensive income tax treaty between the United States and Bermuda, the Company will not be treated as a ‘‘qualified foreign corporation’’ under the treaty test. So long as the Company is not a PFIC (as discussed below), dividends paid by the Company to individual shareholders would qualify for these reduced rates if its stock was treated as readily tradable on an established securities market in the United States.

In Notice 2003-71, 2003-2 C.B. 922, the IRS determined that common or ordinary stock, or an American depositary receipt in respect of such stock, is considered readily tradable on an established securities market in the United States if it is listed on a national securities exchange that is registered under Section 6 of the Securities Exchange Act of 1934 (15 U.S.C. 78f) or on the Nasdaq Stock Market. As stated in the SEC’s Annual Report for 2002, registered national exchanges as of September 30, 2002 include the American Stock Exchange, the Boston Stock Exchange, the Cincinnati Stock Exchange, the Chicago Stock Exchange, the NYSE, the Philadelphia Stock Exchange, and the Pacific Exchange, Inc.

The notice further provided, however, that the Department of the Treasury and the IRS were continuing to consider, for subsequent years, the treatment of dividends with respect to stock listed only in a manner that did not meet this definition, such as on the OTC Bulletin Board or on the electronic Pink Sheets. In particular, the notice indicated that the Treasury and the IRS were considering whether or to what extent treatment of stock that was listed only in such manner as ‘‘readily tradable on an established securities market in the United States’’ should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under SEC or exchange rules, or issuer disclosure or determinations regarding PFIC status. The IRS has not yet provided further guidance on whether or in what circumstances, a company like the Company, which is traded on the electronic Pink Sheets, will be treated as a qualified foreign corporation. Should the Company be relisted on a registered national exchange, any dividends paid by the Company should qualify for the reduced rates referred to above.

To the extent any distribution exceeds the current and accumulated earnings and profits of the Company for a taxable year, the distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares with respect to which the distribution is made, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Holder on a subsequent disposition of the common shares). To the extent such distribution exceeds the U.S. Holder’s adjusted tax basis in the common shares, such excess will be treated as capital gain.

Taxation of Capital Gains

Subject to the passive foreign investment company rates discussed below, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other disposition of common shares (including a liquidation, dissolution or as a result of a non-pro rata redemption of common shares) in an amount equal to the difference between the amount realized for the common shares and the U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in a common share will be reduced (but not below zero) by the amount of any distribution that is treated as a non-taxable return of capital. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the common shares have been held for more than one year on the date of the sale, exchange or other disposition thereof, and will be short-term capital gain or loss if the common shares have been held for one year or less on the date of the sale or exchange thereof. Any gain recognized by a U.S. Holder generally will be treated as United States source income. In general, an individual’s long-term capital gains are subject to U.S. federal income tax at a marginal rate of 15%, or 5% in the case of individuals in the 10% or 15% income tax brackets. (If an individual is subject to the ‘‘alternative minimum tax’’, the maximum effective tax rate on long-term capital gains will be 26% to 28%).

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

Backup Withholding

In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of common shares to non-corporate U.S. Holders, and ‘‘backup withholding’’ at the rate of 28% will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the Internal Revenue Service (the ‘‘IRS’’) notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its United States federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. In general, payment of the proceeds from a sale of common shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner establishes an exemption. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS. Payment of the proceeds from the sale of common shares effected outside the United States by a foreign office of certain United States connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.

Passive Foreign Investment Company

In general, the Company will be treated as a PFIC for United States federal income tax purposes for any taxable year if either (i) at least 75% of the gross income of the Company is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company’s assets is attributable to assets that produce or are held for the production of passive income. The Company believes, based on its current operations and assets, that it is not a PFIC and does not expect to become a PFIC in the future. This conclusion is a factual determination based on, among other things, a valuation of the Company’s assets, which will likely change from time to time.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares, the U.S. Holder would be subject to special tax rules with respect to (i) any ‘‘excess distribution’’ by the Company to the U.S. Holder (generally any distribution received by the U.S. Holder in a taxable year that is greater than 125% of the average annual distribution received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the common shares, if shorter) and (ii) any gain realized on the sale or other disposition (including a pledge) of common shares.

Under these special tax rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the common shares, (ii) the amount allocated to the U.S. Holder’s current taxable year and to any period prior to the first taxable year in which the Company was a PFIC would be includible as ordinary income in the U.S. Holder’s current taxable year and (iii) the amount allocated to a prior year during which the Company was a PFIC would be subject to tax at the highest tax rate in effect for that year, and an interest charge would also be imposed with respect to the resulting tax attributable to each such prior year. The interest charge is computed using the applicable rates imposed on underpayments of United States federal income tax for the relevant periods.

The above rules will not apply if a ‘‘mark-to-market’’ election is available and a U.S. holder validly makes such an election by filing a properly completed IRS Form 8621. If such election were made, a U.S. Holder generally would be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the common shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). A U.S. Holder’s tax basis in the common shares would be adjusted to reflect any such income or loss amount. In addition, any gain from a sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss would be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the common shares are considered ‘‘marketable stock’’ for these purposes. Generally, shares of a PFIC will be considered marketable stock if they are ‘‘regularly traded’’ on a ‘‘qualified exchange’’ within the meaning of applicable U.S. Treasury regulations. A class of shares is regularly traded during any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A ‘‘qualified exchange’’ is defined to include a national securities exchange registered with the SEC or certain foreign exchanges. Stock of the Company is not currently traded on a national securities exchange or a qualifying foreign exchange. Accordingly, the mark-to-market election under these rules will not currently be available.

The special tax rules described above will also not apply to a U.S. Holder if the U.S. Holder elects to have the Company treated as a ‘‘qualified electing fund’’ (a ‘‘QEF election’’) and the Company provides certain information to U.S. Holders. If the Company is treated as a PFIC, it will notify the U.S. Holders and provide such holders with the information necessary to make an effective QEF election, including information as to the procedures for making such an election. The QEF election is made on a shareholder-by-shareholder basis and can ordinarily be revoked only with the consent of the IRS.

A U.S. Holder that makes a valid QEF election will be currently taxable on its pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Company is classified as a PFIC, regardless of whether distributions are received. Thus, the U.S. Holder may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. The U.S. Holder’s basis in the common shares will be increased to reflect taxed but undistributed income. Distributions of income that have been previously taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to the U.S. Holder.

A U.S. Holder owning common shares during any year that the Company is a PFIC must file IRS Form 8621. U.S. Holders should consult their tax advisors concerning the United States federal income tax consequences of holding common shares and of making a mark-to-market or QEF election if the Company is treated as a PFIC in the future.

Controlled Foreign Corporation

A non-U.S. corporation generally will be a controlled foreign corporation (a ‘‘CFC’’) for U.S. tax purposes if United States shareholders collectively own more than 50 percent of the total combined voting power or total value of the corporation’s stock on any day during any taxable year. For this purpose, United States shareholders are limited to those U.S. persons who own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of all classes of stock of the non-U.S. corporation. The Company should not currently qualify as a CFC.

Taxation of Non-U.S. Holders

Taxation of Dividends

Subject to the discussion in ‘‘Backup Withholding’’ below, Non-U.S. Holders generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on common shares, unless the distributions are effectively connected with a trade or business conducted in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment maintained in the United States).

If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), Non-U.S. Holders generally will be subject to tax on such distributions in the same manner as U.S. Holders, as described in ‘‘Taxation of U.S. Holders — Taxation of Dividends’’ above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional ‘‘branch profits tax’’ at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Taxation of Capital Gains

Subject to the discussion in ‘‘Backup Withholding’’ below, Non-U.S. Holders generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of common shares, unless (i) the gain is effectively connected with a trade or business conducted in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment maintained in the United States), or (ii) a Non-U.S. Holder is an individual and is present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are present.

If a Non-U.S. Holder meets the test in clause (i) above, such Non-U.S. Holder generally will be subject to tax on any gain that is effectively connected with his conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in ‘‘Taxation of U.S. Holders — Taxation of Capital Gains’’ above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional ‘‘branch profits tax’’ at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If a Non-U.S. Holder meets the test in clause (ii) above, such Non-U.S. Holder generally will be subject to tax at a 30% rate on the amount by which his U.S. source capital gain exceeds his U.S. source capital loss.

Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, common shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to a Non-U.S. Holder may be credited against his U.S. federal income tax liability and a Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

10.6.2	Bermuda Taxation

In the opinion of Appleby, the following discussion correctly describes certain tax consequences of the ownership of common shares under Bermuda law.

Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the shares, debentures or other obligations of the Company, until March 28, 2016. This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

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

    10.7    Documents on Display

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), applicable to a foreign private issuer. We are required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31st. Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on 20-F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities. We have been delinquent in filing the Annual Report. As a result, the Company has been delisted and is currently traded on the Pink Sheets. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our reports and other information, when so filed, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Securities and Exchange Commission (the ‘‘SEC’’) at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains a web site that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

We have filed all our reports electronically since November 4, 2002. Such reports can be accessed over the Internet at http://www.sec.gov.

In addition, we post certain information regarding the Company and its operations on our website located at: www.apwcc.com. Summary information regarding the Company posted on our website should not be considered to be a substitute for, or a restatement of, the more complete information regarding the Company, its results of operations and financial condition set forth in this Annual Report or other documents or information which we may file with the SEC.

Item 11:    Quantitative and Qualitative Disclosures About Market Risk

Our exposure to financial market risks derives primarily from the changes in foreign exchange rates, interest rate, and the commodity price of our primary raw material, copper.

    11.1    Foreign Currency Exposure

Changes in currency exchange rates influence the Company’s results of operations. The Company’s principal operations and sales are located in Thailand, Singapore and China and a substantial portion of its revenues are denominated in Baht, Singapore dollars or Chinese Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of the Company’s future capital expenditures are expected to be in U.S. dollars. The Company requires a significant amount of U.S. dollars for its ongoing equipment upgrade and maintenance programs. Although the Company’s reporting currency is U.S. dollars, the functional currency of its Singapore operations, which accounted for approximately 14.3% of Company sales (including sales of Distributed Products) in 2004, is the Singapore dollar, the functional currency of its Thai operations, which accounted for approximately 44.3% of Company sales in 2004, is the Baht, and the functional currency of its Chinese operations, which accounted for approximately 31% of Company sales in 2004, is the Renminbi. Accordingly, any devaluation of the Baht, or the Singapore dollar or the Chinese Renminbi against the U.S. dollar increases the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and has an adverse impact on the operations of the Company.

We have entered into derivative financial instruments on a selective basis throughout the year to mitigate foreign currency fluctuation risks arising from operating activities. The application of these instruments is primarily for currency hedging purposes and not for trading purposes. The Company uses Thai Baht forward foreign exchange contracts to reduce its exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included in income as foreign exchange gains or losses.

As of December 31, 2004, the Company has entered into forward exchange contracts with a notional value of approximately $4.3 million. The forward exchange contracts matured in January, February, March, May and June 2005.

    11.2    Interest Rate Risk

The Company’s exposure to market rate risk for changes in interest rates relates primarily to the Company’s bank loans and overdrafts, long-term debt and interest-bearing long-term loans from PEWC. The Company maintains a mixture of both fixed and floating debt instruments. During 2004 interest paid totaled $1.6 million.

The following table provides information about the Company’s debt instruments as of December 31, 2004 that are sensitive to changes in interest rates.

Principal Amount (In thousands of US$)
Bank loans and overdrafts	48,002
Long-term debt	1,710
Interest-bearing long-term loan from PEWC	5,945
Total	55,657

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

    11.3    Risks Relating to Copper

Copper is the principal raw material we use, accounting for approximately 50% to 60% of the cost of sales in 2004. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, an increase in the price of copper will increase our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to pass on these increased costs to our customers. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. Copper prices have been subject to considerable volatility in recent years and this volatility has had a significant impact on our revenues and profits. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not continue to recur.

Item 12:    Description of Securities Other Than Equity Securities

(Not Applicable)

Part II

Item 13:    Defaults, Dividend Arrearages and Delinquencies

(Not Applicable)

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not Applicable)

Item 15:    Disclosure Controls and Procedures

Subsequent to December 31, 2004, we retained an internationally recognized consulting firm, to review and evaluate the effectiveness of our disclosure controls and procedures and to assist the Company in establishing satisfactory disclosure controls and procedures. The consulting firm concluded that our disclosure controls and procedures were not satisfactory in a number of respects to ensure that material information relating to us was made known to them or to senior management by others within our Company. In particular, the following material weaknesses were identified:

•	Lack of satisfactory policies and procedures governing the Company’s and its subsidiaries accounting policies, internal control and code of conduct;

•	Lack of an adequate internal audit function;

•	Lack of a structured monthly financial statement close process for the Company and its subsidiaries to allow timely financial reporting;

•	Need for greater U.S. GAAP and tax expertise to identify potential accounting and taxation issues that have a material impact on the Company; and

•	Lack of credit control policies at various subsidiaries.

We are developing new procedures to enhance internal controls over financial reporting, and we are establishing an internal audit department at the Company headquarters which would establish the rules for internal control procedures and would supervise operating and financial audits. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. The certifications provided as part of this Annual Report by our Chief Executive Officer and by our Chief Financial Officer are subject to and qualified by the disclosures and discussion in this Report on the absence of adequate disclosure controls and procedures. See — ‘‘Risk Factors: Inadequate Disclosure Controls and Procedures, Section 3.3.5.’’

This Annual Report does not contain a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to the application of a transition period established by the Securities and Exchange Commission.

Item 16A.    Audit Committee Financial Expert

As of December 31, 2004, the Company had an audit committee composed of two independent directors, neither of whom was designated as a financial expert by the Board and both of whom resigned in 2005. As the Common Shares are traded in the Pink Sheets, the Company is not required to have an audit committee that meets the requirements of, nor is it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58) of the Exchange Act. On September 28, 2007, our Board appointed Mr. Anson Chan and Dr. Yichin Lee as independent directors to fill the two casual vacancies on the Board, and to constitute the members of the audit committee, with Mr. Chan serving as the audit committee’s chairman.

The audit committee was responsible for coordinating the preparation of this Annual Report.

On April 26, 2005, the Company adopted an audit committee Charter, which sets forth the powers and responsibilities of the audit committee of the Company. A copy of the Charter is filed as an Exhibit to this Annual Report.

Item 16B.    Code of Ethics

On April 26, 2005 the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics is filed as an Exhibit to this Annual Report.

Item 16C.    Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for each of the fiscal years 2003 and 2004 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.4 million and $1.0 million, respectively.

Audit-Related Fees

There were no fees for the fiscal years 2003 and 2004 for assurance and audit-related services by the principal accountant.

Tax Fees

The aggregate fees billed for the fiscal years 2003 and 2004 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning total approximately $41,000 and $100,000, respectively. These fees were for services including tax planning, compliance and general advice.

All Other Fees

There were no other fees for the fiscal years 2003 and 2004 for services, other than those services described in the preceding paragraphs of this Item 16.3, rendered by the principal accountant.

Audit Committee Approval

The engagement of the accountant to render audit or non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the audit committee of the Company, all services described in this Item 16.3 were approved by the audit committee holding office at the time of the engagement, which was the full Board of Directors. The services described in this Item 16.3 were approved also by the current audit committee after its appointment by the Board on September 28, 2007.

Item 16D.    Exemptions from the Listing Standards for the Audit Committees

The Company is not a listed issuer.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2004, there were no purchases by the issuer or any ‘‘affiliated purchaser’’ for the purposes of this Item.

Part III

Item 16:    Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 17:    Financial Statements

See page F-1.

Item 18:    Exhibits

    18.3        Index to Exhibits

1.1	Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).
1.2	Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited.
3.1	Shareholders’ Agreement dated June 28, 2007 by and among Asia Pacific Wire & Cable Corporation, Ltd., Pacific Electric Wire & Cable Co., Ltd., and SOF Investments, L.P.
4.1	Composite Services Agreement (incorporated by reference to Exhibit 3.1 of the Company’s Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).
4.2	Indemnification Agreement dated November 6, 1996 (incorporated by reference to Exhibit 10.2 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).
4.3	Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder’s Loan (incorporated by reference to Exhibit 5.1 of the Company’s Form 20-F filed with the Securities and Exchange Commission on July 1, 2002).

4.4	Settlement Agreement between Set Top International Inc. (Party A) and Pacific Electric Wire and Cable Co., Ltd. and Asia Pacific Wire and Cable Corporation Ltd. (Party B) (Translation) (incorporated by reference to Exhibit 4.4 of the Company’s Form 20-F filed with the Securities and Exchange Commission on July 7, 2004).
4.5	Settlement Agreement between Asia Pacific Wire & Cable Corporation, Ltd. and Sino-JP Fund Co., Ltd.
4.6	Termination Agreement between Pacific Electric Wire & Cable Co., Ltd. and Chiao Tung Bank.
8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).
11	Code of Ethics.
12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
15(a)	Audit Committee Charter.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: November 5, 2007	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Audited Financial Statements

Asia Pacific Wire & Cable Corporation Limited

December 31, 2004

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Asia Pacific Wire & Cable Corporation Limited

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the ‘‘Company’’) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Ernst & Young Certified Public Accountants

Singapore
October 22, 2007

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$17,244	$18,504
Restricted short-term bank deposits (note 5)	3,567	8,169
Unrestricted short-term bank deposits (note 5)	7,788	5,915
Accounts receivable, net of allowance for doubtful accounts of $4,852 and $8,516 as at December 31, 2003 and December 31, 2004, respectively (note 11)	58,867	78,766
Amounts due from related parties (note 17)	3,108	4,444
Inventories, net of allowance for inventories of $2,207 and $3,450 as at December 31, 2003 and December 31, 2004, respectively (note 11)
Distributed products	5,819	1,503
Finished products	18,172	27,109
Products in process	9,703	12,415
Raw materials and supplies	12,002	21,368
	45,696	62,395
Investments (note 7)	1,041	2,076
Deferred tax assets (note 12)	774	2,576
Prepaid expenses	826	3,400
Other current assets	1,959	2,402
Total current assets	140,870	188,647
Property, plant and equipment:
Land	4,300	4,451
Land use rights	2,147	2,108
Buildings	37,282	38,908
Machinery and equipment	84,867	89,943
Motor vehicles	2,899	2,941
Office equipment	6,581	7,348
	138,076	145,699
Accumulated depreciation and amortization	(70,115)	(80,896)
	67,961	64,803
Other assets:
Long term investments (note 7)	2,441	668
Investment in equity investees (note 22)	10,249	7,788
Goodwill (note 6)	8,324	8,324
Other assets	218	108
Deferred tax assets (note 12)	2,113	95
	23,345	16,983
Total assets	$232,176	$270,433

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans and overdrafts (note 8)	$21,524	$48,002
Accounts payable	17,323	23,799
Accrued expenses	2,466	3,763
Amounts due to related parties (note 17)	22,515	21,984
Short-term loans from related parties (note 17)	1,963	1,732
Income tax liabilities	1,795	3,333
Current portion of long-term debt (note 9)	—	1,710
Deferred tax liabilities (note 12)	449	493
Other current liabilities	1,694	3,679
Total current liabilities	69,729	108,495
Long-term debt, less current portion (note 9)	1,654	—
Long-term debt from related parties, less current portion (note 17)	7,824	5,945
Other liabilities	197	217
Deferred tax liabilities (note 12)	1,774	1,640
Total liabilities	81,178	116,297
Minority interests	43,822	46,990
Commitments and contingencies (notes 8 and 14)
Shareholders’ equity (note 10):
Common stock, $0.01 par value:
Authorized shares – 20,000,000 shares Issued and outstanding shares – 13,830,769 in 2003 and 2004	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	21,032	18,508
Accumulated other comprehensive loss	(25,535)	(23,041)
Total shareholders’ equity	107,176	107,146
Total liabilities and shareholders’ equity	$232,176	$270,433

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2002	2003	2004
Net sales
Manufactured products	$185,742	$192,293	$269,107
Distributed products	24,303	15,187	15,493
Sales, delivery and installation of wires and cables	31,134	3,919	9,656
	241,179	211,399	294,256
Costs of sales (purchases from related parties parties amounted to $81,910 in 2002, $53,141 in 2003 and $56,402 in 2004)	(206,435)	(178,111)	(255,384)
Gross profit	34,744	33,288	38,872
Selling, general and administrative expenses	(18,353)	(19,585)	(25,203)
Provision for doubtful debts	(929)	(894)	(3,664)
Impairment of long-lived assets	(1,559)	—	—
Income from operations	13,903	12,809	10,005
Exchange (loss)/gain	(16)	4,161	233
Interest income	715	285	225
Interest expense	(2,214)	(1,407)	(2,250)
Share of net (loss)/gain of equity investees	(4,090)	1,475	(4,224)
Gain on share issuance by subsidiaries and affiliates	1,011	—	—
Impairment of investments	—	—	(134)
Loss on sale of investments	(557)	(885)	(1,161)
Other income	2,502	1,122	925
Income before income taxes and minority interests	11,254	17,560	3,619
Income taxes (note 12)	(4,683)	(2,477)	(4,716)
Minority interests	(1,780)	(5,083)	(1,427)
Net income	4,791	10,000	(2,524)
Basic and diluted income per share	0.35	0.72	(0.18)
Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of US Dollars, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2001	$138	$111,541	$6,241	$(37,202)	$80,718
Net income for 2002	—	—	4,791	—	4,791
Currency translation adjustment	—	—	—	6,919	6,919
Unrealized losses on available-for-sale securities – net of income tax of $10	—	—	—	(381)	(381)
Comprehensive income					11,329
Balance at December 31, 2002	$138	$111,541	$11,032	$(30,664)	$92,047
Net income for 2003	—	—	10,000	—	10,000
Currency translation adjustment	—	—	—	4,754	4,754
Gains realized on disposal of available-for-sale securities	—	—	—	(89)	(89)
Unrealized gains on available-for-sale securities – net of income tax of $15	—	—	—	464	464
Comprehensive income					15,129
Balance at December 31, 2003	$138	$111,541	$21,032	$(25,535)	$107,176
Net income for 2004	—	—	(2,524)	—	(2,524)
Currency translation adjustment	—	—	—	1,583	1,583
Unrealized gains on available-for-sale securities – net of income tax of $1	—	—	—	911	911
Comprehensive income					(30)
Balance at December 31, 2004	$138	$111,541	$18,508	$(23,041)	$107,146

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2002	2003	2004
Operating activities:
Net income	$4,791	$10,000	$(2,524)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) on disposal of property, plant and equipment	(7)	(1,336)	41
Depreciation	9,805	9,217	8,295
Deferred income taxes	1,867	(2,110)	126
Provision for doubtful accounts	968	902	3,528
Provision for slow-moving inventories	847	77	1,439
Share of net loss (gain) of equity investees	4,090	(1,475)	4,224
Impairment of long lived assets	1,559	—	—
Impairment of investments	—	—	134
Gain on share issuance by subsidiaries and affiliates	(1,011)	—	—
Loss on sale of investments	557	885	1,161
Minority interests	1,780	5,083	1,427
Foreign currency translation adjustment	5,192	(1,405)	(1,967)
Changes in operating assets and liabilities net of acquisitions of businesses:
Accounts receivable	(8,836)	(2,637)	(22,578)
Inventories	(7,746)	(6,253)	(18,138)
Other current assets	3,024	547	(3,017)
Amounts due to related parties	1,404	8,030	(1,868)
Accounts payable, accrued expenses and other liabilities	1,065	4,733	11,582
Net cash provided by (used in) operating activities	19,349	24,258	(18,135)
Investing activities:
Increase (decrease) in restricted short-term bank deposits	300	(2,488)	(4,523)
Increase (decrease) in unrestricted short-term bank deposits	2,921	(4,697)	2,019
Investment in equity investees	(4,018)	(183)	(60)
Advance to equity investees	(353)	—	—
Purchases of property, plant and equipment	(11,135)	(4,877)	(4,269)
Proceeds from disposal of property, plant and equipment	266	2,147	123
Acquisition of additional investment in subsidiary	(1,998)	(1,091)	—
Proceeds from disposal of investments	—	6,013	839
Disposal of other assets	—	81	638
Purchases of other assets	(364)	(218)	—
Investment in long-term investments	(197)	—	—
Net cash used in investing activities	(14,578)	(5,313)	(5,233)
Financing activities:
Additions of loans from related parties	459	—	—
Repayments of loans from related parties	—	(288)	(231)
Repayments of long-term debt	(6,619)	(1,750)	(1,879)
Repayments of bank loans	(5,719)	(65,884)	(13,801)
Increase in bank loans	7,051	51,060	39,815
Net (decrease) increase in overdrafts	(50)	(57)	467
Net cash (used in) provided by financing activities	(4,878)	(16,919)	24,371
Effect of exchange rate changes on cash and cash equivalents	297	787	257
Net increase in cash and cash equivalents	190	2,813	1,260
Cash and cash equivalents at beginning of year	14,241	14,431	17,244
Cash and cash equivalents at end of year	$14,431	$17,244	$18,504
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Asia Pacific Wire & Cable Corporation Limited (the ‘‘Company’’), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’), a company listed on the Taiwan Securities Exchange, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. The Company is principally engaged in owning operating companies engaged in the electronic cable, power cable, telecommunication cable and enameled wire industry.

Background on the Pledge Agreement to Swiss Re

As previously disclosed in 2003, PEWC and Swiss Re entered into an Amended and Restated Letter of Credit and Reimbursement Agreement (the ‘‘LC Agreement’’), pursuant to which Swiss Re issued a letter of credit to satisfy certain credit and loan obligations of PEWC’s subsidiary, Pacific USA Holdings Corp. (‘‘PUSA’’), to PUSA’s lenders. Under the LC Agreement, Swiss Re issued a Standby Letter of Credit in favor of Standard Chartered Bank, Hong Kong Branch (‘‘Standard’’), in the total amount of $124,000 (the ‘‘Letter of Credit’’), conditioned upon the closing of a $120,000 transaction between PUSA and Standard. As a condition to obtaining the letter of credit, in February 2002, PUSA, PEWC and Swiss Re finalized a Pledge Agreement (‘‘Pledge Agreement’’), pursuant to which PUSA pledged to Swiss Re shares representing approximately 53% of the equity of the Company (the ‘‘Pledged Shares’’), together with certain shares of other related entities. PEWC is the ultimate beneficial owner of approximately 75.4% of the equity interest in the Company through its subsidiaries, Kinbong Holdings Limited (‘‘Kinbong’’) and PUSA.

PUSA Bankruptcy

As also previously disclosed in the 2003 financial statements, in December 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Because of the bankruptcy filing, in December 2002, Swiss Re paid to Standard $90,600 under the terms of the Letter of Credit as a result of which Swiss Re became entitled, under the terms of the Pledge Agreement, to foreclose on the Pledged Shares of the Company.

Pending Litigations

Following an internal investigation, it was discovered by the Boards of both PEWC and the Company that an ex-director, without the authorization of either Board, had separately negotiated a transaction whereby the Pledged Shares of the Company held by PUSA and the shares of the Company held by Kinbong would be transferred to Set Top International Inc. (‘‘Set Top’’), a British Virgins Islands company. The terms of the transaction were initially withheld from and, subsequently, misrepresented to the Boards of PEWC and the Company by the ex-director, together with certain of his associates.

The Boards of both PEWC and the Company concluded that the ex-director has an undisclosed interest in, or control position over, Set Top, and that the terms he agreed to with Set Top are significantly less favorable to the companies than those that would have been available in a bona fide transaction with an unaffiliated party.

On December 4, 2003, Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’), incorporated in Taiwan and the Company (collectively ‘‘Plaintiffs’’) commenced an action in the United States District Court for the Southern District of New York (the ‘‘Southern District’’) against the following parties: Set Top, Kinbong Holdings Limited (‘‘Kinbong’’), Tom Ching-Yun Tung, Frank Wei-Feng Lin, Tai-Sheng Lien, Fu-Chuan Tsai, Fu-Nu Tsai, Yuan-Chun Hsu, Jack Takacs and

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Robert Everett Wolin (collectively ‘‘Defendants’’). The Complaint alleged 12 causes of action, including fraud and conspiracy to commit fraud; violation of section 13(d) of the Securities Exchange Act; RICO violations under 18 USC § 1962; and breach of fiduciary duty.

The case involved an alleged fraud perpetuated over a period of years by certain of the Defendants against Plaintiffs. Prior to the allegedly fraudulent transactions, PEWC owned (indirectly) a 75.42% interest in the Company. As a result of the transactions, PEWC’s controlling interest in the Company was purportedly transferred to Defendant Set Top.

The Southern District action did not progress to the discovery phase as the parties sought to agree to the terms of a settlement agreement on several occasions.

On July 2, 2004, the Company, PEWC and Set Top entered into a Settlement Agreement (the ‘‘Settlement Agreement’’) pursuant to which PEWC agreed to pay Set Top $25 million (the ‘‘Settlement Amount’’) by August 30, 2004 (subject to extension) to purchase all of Set Top’s interest in the Company’s shares. In the event that PEWC failed to pay the Settlement Amount to Set Top by August 30, 2004 (subject to extension), under the Settlement Agreement the ownership of 10,074,102 shares of the Company would pass to Set Top.

Pursuant to the Settlement Agreement, the Company, PEWC and Set Top agreed to withdraw all claims in all litigation proceedings against each other, including the actions in New York, Singapore and Bermuda, and Set Top agreed to withdraw all of its claims in the PUSA bankruptcy proceedings. The parties have filed stipulations of discontinuance and/or dismissal for each of those actions.

In order to implement the terms of the Settlement Agreement, PEWC, Set Top and Asset Managers Co., Ltd. (‘‘AMC’’) entered into a Share Purchase Agreement and a related Option Agreement dated on September 15, 2004, pursuant to which AMC agreed to pay to Set Top the sum of $25,000,000 in exchange for all right, title and interest of Set Top in 10,074,012 shares of APWC (the ‘‘Subject Shares’’). Following the closing of the 2004 Share Purchase Agreement, AMC designated Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) as an assignee of the Subject Shares and Sino-JP was registered as the record owner of the Subject Shares with the Company’s register.

As of December 31, 2004, Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) held 10,074,102 shares, representing approximately 72.84% of the outstanding shares of Common Stock of the Company.

On September 14, 2005, PEWC exercised the repurchase option under the Option Agreement and reacquired 7,307,948 shares of the Common Stock, representing 52.84% of the total issued and outstanding Common Stock. As a result of the reacquisition by PEWC of majority control, PEWC indirectly held as of that date 7,664,615 shares of Common Stock, representing 55.4% of the total issued and outstanding shares of Common Stock and Sino-JP now held as of that date 2,766,154 shares of the Common Stock, representing 20% of the total issued and outstanding shares of Common Stock (the ‘‘Sino-JP Shares’’).

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was also a party, and in Hong Kong, in which the Company was not a party.

On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP Fund Co., Ltd (‘‘Sino-JP’’), which dismissed and released all claims between the parties and which put to an end to all related litigation. The 55% majority shareholder of the Company, PEWC, also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

On June 29, 2007, SOF Investments, L.P. (SOF’’), a Delaware limited partnership controlled by MSD Capital, L.P. acquired the Sino-JP Shares and entered into a shareholders’ agreement with the Company and PEWC. The shares acquired constituted 20% of the issued and outstanding shares of the Company.

The Company’s operating subsidiaries (the ‘‘Operating Subsidiaries’’) are engaged in the manufacturing and distribution of telecommunications and power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (‘‘PRC’’) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’) is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2002, 2003 and 2004 include the following:

(a)	purchase on March 22, 2002 of 100% of PEWC’s interest in Crown Century Holdings Limited (‘‘CCH’’) and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (‘‘PEWS’’) (collectively referred to as ‘‘CCH’’), resulting in CCH becoming a wholly-owned subsidiary of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 shares of the Company’s common stock. Since the entities were under common control, the merger has been accounted for at historical cost in a manner similar to pooling-of-interests and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of both entities.

(b)	purchase in 2002 of an additional 3.51% interest in Ningbo for $5,830, thereby increasing the Company’s interest in Ningbo from 90.8% to 94.31% in 2002. The increase in the Company’s interest in Ningbo has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 3.51% resulted in goodwill of $327.

(c)	purchase in 2002 of additional new shares in Shanghai Yayang for $250, thereby increasing the Company’s interest in Shanghai Yayang from 62.09% to 63.81%. The increase in the Company’s interest in Shanghai Yayang has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 1.72% resulted in goodwill of $85. The Company further purchased additional new shares in Shanghai Yayang for $50. However, further issuance of new shares during the year by Shanghai Yayang has caused the Company’s effective interest in Shanghai Yayang to be diluted from 63.81% to 62.39%. The Company recognized a loss of $79 on the issuance of new shares by Shanghai Yayang.

(d)	purchase in 2002 of a 48.72% equity interest in Shandong Huayu Pacific Fibre Optics Communications Co., Ltd (‘‘Shandong Huayu’’) for a consideration of $2,330.

(e)	purchase in 2002 of an additional 1.84% interest in Newcall Communications Singapore Pte Ltd (‘‘NCS’’), thereby increasing the Company’s interest in NCS from 37.69% to 39.53% in 2002. The purchase consideration of $535 was fully written off in 2002 as NCS was liquidated during that year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

(f)	purchase in 2002 of additional new shares in Loxley Pacific Company Ltd. for $1,153. However, further issuance of new shares during the year by Loxley Pacific Company Ltd. has caused the Company’s effective interest in Loxley Pacific Company Ltd to be diluted from 30.56% to 24.58%. The Company recognized a loss of $77 on the issuance of new shares by Loxley Pacific Company Ltd.

(g)	purchase in 2002 of the remaining 33.85% interest in Siam Pacific Electric Wire & Cable Company Limited (‘‘Siam Pacific’’) for $11,563, in the form of Charoong Thai shares issued to the minority shareholders. The excess of fair value of the assets acquired over consideration paid resulted in goodwill of $1,586. However, the further issuance of new Charoong Thai shares and the disposal of Charoong Thai shares have caused the Company’s effective interest in Siam Pacific to be diluted from 66.15% to 63.87%. The Company recognized a gain of $1,167 and a loss of $557 on the issuance of new shares by Charoong Thai and the disposal of Charoong Thai shares, respectively.

(h)	purchase in 2003 of additional new shares in Shanghai Yayang for $1,670, thereby increasing the Company’s interest in Shanghai Yayang from 62.39% to 63.49%. The increase in the Company’s interest in Shanghai Yayang has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 1.1% resulted in goodwill of $717.

(i)	disposal in 2003 of 8.46% interest in Charoong Thai for $6,013; thereby decreasing the Company’s interest in Charoong Thai from 63.87% to 55.41%. The Company recognised a loss of $885 on the disposal of Charoong Thai shares.

(j)	convert in 2003 of $1,445 due from Newcall Group Limited (‘‘NGL’’) to equity in NGL, thereby increasing the Company’s interest in NGL from 20.81% to 27.45%.

(k)	purchase in 2003 of additional new shares in Shandong Pacific Fiber Optics Co., Ltd. (‘‘Shandong Pacific’’) for $308. The Company’s equity in Shandong Pacific remained at 51%.

(l)	purchase in 2003 of additional new shares in Shandong Huayu of $183, thereby increasing the Company’s interest in Shandong Huayu by 1.19% to 49.91%.

(m)	during 2004, Charoong Thai contributed additional capital in Shanghai Yayang in the form of a cash injection of US$532 and purchased US$500 shares from PRC (APWC), thereby decreasing the Company’s interest in Shanghai Yayang by 6.76% to 56.73%. The Company recognized a loss of US$49 as a result of this deemed disposal of interest in Shanghai Yayang.

(n)	disposal in 2004 of 2.58% interest in Charoong Thai, thereby decreasing the Company’s interest in Charoong Thai from 55.41% to 52.83%. The Company recognized a loss of US$1,377 on the disposal of these Charoong Thai shares.

(o)	during the 2004, Newcall Group Limited (‘‘NGL’’) engaged in an acquisition agreement with Blue Chip New Zealand Limited (‘‘BCN’’). According to the agreement, NGL had to change its share capital from 179,501,043 ordinary shares with no stipulated par value to 2,500,015 shares of NZD 0.1 each, and issue 50,000,000 new ordinary shares of NZD 0.1 each to BCN’s shareholders as consideration for the acquisition of all ordinary shares of BCN. As a result of the transaction, the interest of the Company in NGL decreased to 1.24%. Following the transaction, NGL changed its name to BCN.

The Company was formed to take up PEWC’s wire and cable business in Singapore, Thailand, Australia and the People’s Republic of China and was successfully listed on the New York Stock

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Exchange in March 1997. On December 24, 2001, the staff of the New York Stock Exchange (‘‘NYSE’’) announced that it had determined that the trading of the common stock of APWC should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company had fallen below NYSE’s continued listing standards regarding: average global market capitalization over a consecutive 30 trading-day period of not less than $15; and average closing price of a security of not less than $0.001 over a consecutive 30 trading-day period. Following the delisting of the Company’s common stock on the NYSE, the Company’s common stock was traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (‘‘OTC BB’’), operated by NASD, Inc. After the Company failed to timely file its annual report of Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and since that time its shares of common stock have been quoted on the ‘‘pink sheets’’ market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities. Notwithstanding the above developments, the Company continues to be subject to the reporting requirements under the Securities Exchange Act of 1934.

i)	The subsidiaries of the Company are set out below:

Place of incorporation and operations	Percentage of equity interest
	2003	2004
The British Virgin Islands
Asia Pacific Wire & Cable General Holdings Ltd.	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (‘‘Sigma Cable’’)	98.24%	98.30%
Sino-Sin Trading Pte. Ltd. (‘‘Sino-Sin’’)	100%	100%
Sigma-Epan International Pte Ltd. (‘‘Sigma-Epan’’)	100%	100%
Singvale Pte Ltd (‘‘Singvale’’)	100%	100%
The People’s Republic of China
Ningbo Pacific Cable Co., Ltd. (‘‘Ningbo Pacific’’)	94.31%	94.31%
Shanghai Yayang Electric Co., Ltd. (‘‘Shanghai Yayang’’)	63.49%	56.73%
Shandong Pacific Fiber Optics Co.Ltd (‘‘SPFO’’)	51%	51%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (‘‘PEWS’’)	100%	100%
Hong Kong
Crown Century Holdings Limited (‘‘CCH’’)	100%	100%
Australia
Australia Pacific Electric Cable Pty Limited (‘‘APEC’’)	98.48%	98.53%
Thailand
Charoong Thai Wire and Cable Public Company Limited	55.41%	52.83%
Siam Pacific Electric Wire & Cable Company Limited (‘‘Siam-Pacific’’)	55.41%	52.83%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Place of incorporation and operations	Percentage of equity interest
	2003	2004
Pacific-Thai Electric Wire & Cable Company Limited (‘‘Pacific-Thai’’)	55.41%	52.83%
Hard Lek Limited (‘‘Hard Lek’’)	73.98%	73.98%
APWC (Thailand) Co., Ltd	95.59%	95.66%
PEWC (Thailand) Co., Ltd.	95.59%	95.66%
Myanmar
Myanmar Sigma Cable Co., Ltd.	80%	78.59%

ii)	The equity investees of the Company are set out below:

Place of incorporation and operations	Percentage of equity interest
	2003	2004
The People’s Republic of China
Shandong Huayu Pacific Fibre Optics Communications Co., Ltd (‘‘Shandong Huayu’’)	49.91%	48.73%
Shandong Pacific Rubber Cable Co., Ltd. (‘‘SPRC’’) (Note 22)	25.00%	25.00%
Thailand
Siam Pacific Holding Company Limited (‘‘SHPC’’)	49%	49%
Loxley Pacific Co., Ltd. (‘‘Lox Pac’’)	29.16%	21.86%
Thai Professional Telecom Network Co., Ltd (‘‘Thai Professional’’)*	16.61%	15.84%

*	Accounted for as an equity investee despite the Company holding less than 20% equity interest because the Company has the ability to exercise significant influence over the operating and financial policies of Thai Professional.

2.	BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). The basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries and equity investee companies, which are prepared in accordance with the accounting principles generally accepted in their respective countries of incorporation. In the opinion of management, the consolidated financial statements have reflected all costs incurred by the Company and its subsidiaries in operating the business.

All dollar amounts in the financial statements and in the notes herein are U.S. dollars (‘‘US$’’) unless otherwise designated.

3.	CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

Certain comparative amounts in last year’s audited financial statements have been reclassified to conform with the current year’s presentation.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation. The Company’s investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies’ operating and financial policies.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market value. Cost is determined using the first-in, first-out or weighted average method.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with FASB Statement No. 109 — Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Asset leases qualifying as capital leases are also included in property, plant and equipment. Major renew    als and improvements are capitalized and minor replacements, maintenance, and repairs are charged to current operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the respective lease term, whichever is shorter. No depreciation is charged for construction in progress and machinery and equipment under installation. Depreciation is provided as follows:

Land	Nil
Land use rights	15 – 50 years
Buildings	5 – 30 years
Machinery and equipment	5 – 10 years
Motor vehicles	3 – 8 years
Office equipment	3 – 10 years

Depreciation for 2002, 2003 and 2004 amounted to $9,805, $9,217 and $8,295 respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized interest on construction in progress is added to the cost of the underlying asset and is amortized over the estimated useful life of the asset in the same manner as the underlying asset. In 2002, the Company capitalized interest of $207 on its construction of a factory building in Singapore. No interest was capitalized in 2003 and 2004.

Goodwill

Goodwill represents the excess of the cost of purchased business over the fair value of the underlying net assets.

Goodwill, including goodwill associated with equity method investments, is not amortized, but tested for impairment at least annually or more frequently if circumstances indicate that impairment may exist. The Company identifies potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company determines fair value using a discounted cash flow approach. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount of goodwill impairment loss, if any, must be measured. The Company measures the amount of goodwill impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized as an operating expense.

FASB Statement No. 142, ‘‘Goodwill and Other Intangible Assets’’, defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Upon adoption of Statement 142 on January 1, 2002, the Company allocated the whole amount of goodwill to the manufactured products segment.

The impairment assessment was made as of December 31, 2002, 2003 and 2004, and no impairment was indicated.

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

Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Investments in which the Company does not have a controlling interest or an ownership and voting interest so large as to exert significant influence, and which are not publicly traded are accounted for at cost.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A judgmental aspect of accounting for investments (including investments in equity investees) involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to earnings. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

In 2004, the Company recorded an impairment charge of $134 related to the unrealized loss in value of a long-term investment in a privately-held company.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of an asset is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flow expected to be generated from the assets. If the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset’s carrying value is adjusted to fair value. The Company estimates fair value based on discounted future cash flow.

In 2002, the Company recorded an impairment charge of $1,559 related to the impairment of certain property, plant and equipment of Ningbo, included in the manufactured products segment. The remaining carrying value of these impaired long-lived assets, immediately after recording the impairment charge, was approximately $173.

These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management’s revised outlook due to the prolonged unfavourable market conditions.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales of goods and distribution activities

The Company recognizes revenue from the sale of goods and distribution activities upon passage of title to the customer which coincides with their delivery and acceptance. This method of revenue recognition is in accordance with Staff Accounting Bulletin, SAB 104 — ‘‘Revenue Recognition in Financial Statements.’’

Installation activities

The Company recognizes revenue from installation activities using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with Statement of Position (SOP) 81-1, ‘‘Accounting for the Performance of Construction-Type and Certain Production-Type Contracts’’ issued by the American Institute of Certified Public Accountants.

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

The Company adopted EITF No. 00-21, ‘‘Accounting for Revenue Arrangements with Multiple Deliverables’’ (‘‘EITF 00-21’’) in 2003. The impact of adopting EITF 00-21 was not material to the financial statements in 2003 and 2004.

Shipping and Handling Costs

The Company classifies such costs as cost of sales.

Product Warranties

The Company provides for the estimated cost of product warranties based on the warranty policy and historical experience, and accrues for specific items at the time their existence is known and the amounts are determinable.

Foreign Currency Translation

The Company’s functional currency is the United States dollar and the consolidated financial statements have been presented in United States dollars.

Foreign currency transactions are recorded at the applicable rates of exchange in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. Exchange differences are dealt with in the consolidated statements of income.

The financial statements of the Company’s subsidiaries where the local currency is the functional currency have been translated into United States dollars in accordance with FASB Statement No. 52, ‘‘Foreign Currency Translation.’’ All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the exchange rates in effect during the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders’ equity.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Forward Contracts

The Company’s subsidiaries use forward foreign exchange contracts to reduce their exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent US dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included in income as foreign exchange gains or losses.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purposes or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value or cash flow hedge.

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

As at December 31, 2003 and 2004, the Company has entered into forward exchange contracts with notional values of $100 and $4,333, respectively. The forward exchange contracts matured in January, February, March, May and June 2005. The fair values of the forward exchange contracts as at December 31, 2003 and 2004 were $1 and $90, respectively. These forward exchange contracts do not qualify for hedge accounting in accordance with FASB Statement No. 133 ‘‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’’.

Gain on Issuance of Shares by Subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Consolidated Statements of Operations. Otherwise, the increase is reflected in ‘‘effect of subsidiaries’ equity transactions’’ in the Company’s Consolidated Statements of Shareholders’ Equity.

Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share is calculated in accordance with FASB Statement No. 128, ‘‘Earnings Per Share.’’

Recent Pronouncements

In March 2004, the Financial Accounting Standards Board (‘‘FASB’’) approved the consensus reached on Emerging Issues Task Force EITF No. 03-1 ‘‘The Meaning of Other Than Temporary Impairment and its Application to Certain Investments’’ (‘‘EITF 03-1’’). The main objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-01 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1 that

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

delays the effective date of the measurement and recognition guidance in EITF 03-01 until further notice. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, ‘‘Inventory Cost — An Amendment to Accounting Review Bulletin No. 43 (‘‘ARB 43’’), Chapter 4’’ (‘‘SFAS 151’’). SFAS 151 amends the guidance in ARB No. 43. Chapter 4, ‘‘Inventory Pricing’’ to clarify the accounting for abnormal amounts of idle facility expense, freight handling cost, and wasted materials (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of ‘‘so abnormal’’ as stated in ARB 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of concession be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company beginning fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidation results of operations and financial condition.

In December 2004, the FASB issued Statement No. 153, ‘‘Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions’’. (‘‘SFAS 153’’) The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, APB 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. SFAS 153 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the IASB toward development of a single set of high-quality accounting standards. APB 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. FASB believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, FASB believes SFAS 153 produces financial reporting that more faithfully represents the economics of the transactions.

In March 2005, the FASB issued Interpretation, or FIN, No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations’’ (‘‘FIN 47’’) — an interpretation of FASB Statement No. 143, ‘‘Accounting for Asset Retirement Obligations’’, which clarifies the term ‘‘conditional asset retirement obligations’’ and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 are effective on December 15, 2005. The adoption of FIN 47 is not expected to have a material effect on our consolidated results of operations or financial condition.

In May 2005, the FASB issued FASB Statement No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’). SFAS 154 replaces APB Opinion No. 20 (‘‘APB 20’’), Accounting Changes and FASB Statement No. 3, ‘‘Reporting Accounting Charges in Interim Financial Statements’’. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a ‘‘restatement.’’ APB 20 previously required most voluntary changes in accounting principle to be recognized by including in net

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

income at the period of change the cumulative effect of changing to the new accounting principle. In addition, SFAS 154 carries forward without change the guidance contained in APB 20 for reporting a correction of an error in previously issued financial statements and a change in accounting estimate. The new standard is effective for accounting changes and correction of errors made after January 1, 2006. The Company does not expect the adoption of SFAS 154 to have a material impact on its consolidated financial statements.

In February 2006, FASB Statement No. 155, ‘‘Accounting for Certain Hybrid Financial Instruments’’ (‘‘SFAS 155’’) — an Amendment of FASB Statements No. 133 and 140, was issued. This statement provides companies with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS 133 by allowing companies to make an irrevocable election to measure a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or undergoes a remeasurement event. Statement No. 155 also requires that interests in securitized financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The impact of SFAS 155 will depend on the future issuance or remeasurement of and the nature of any hybrid financial instruments held by the Company after the effective date, but management does not currently expect SFAS 155 to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In March 2006, FASB Statement No. 156, ‘‘Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No. 140’’ (‘‘SFAS 156’’), was issued. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for fiscal years beginning after September 15, 2006. Management does not currently expect SFAS 156 to have a material impact on the Company’s future consolidated financial position, results of operations and cash flows.

In June 2006, FASB ratified the consensus on EITF Issue No. 06-3 — ‘‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement’’ (‘‘EITF 06-3’’). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF 06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22 — Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006.

In July 2006, the FASB issued FIN No. 48 — ‘‘Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109 — ‘‘Accounting for Income Taxes’’. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition,

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

classification, interest and penalties, accounting in interim periods, disclosure and transition. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, FASB issued Statement No. 157 — ‘‘Fair Value Measurements’’ Statement No. 157 (‘‘SFAS 157’’) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions.

In September 2006, FASB Statement No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)’’ (‘‘SFAS 158’’), was issued. This statement requires an employer that sponsors one or more defined benefit pension or other postretirement plans to recognize an asset or liability for the overfunded or underfunded status of its postretirement benefit plans in its balance sheet for years ending after December 15, 2006. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. The statement also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s statement of financial position. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the requirement to measure plan assets and benefit obligations as of the statement of financial position date, which is effective for fiscal years ending after December 15, 2008. Transition for the recognition provisions is entirely prospective. We are currently evaluating the potential impact, if any, that the adoption of SFAS. 158 will have on our consolidated financial statements.

In September 2006, the FASB ratified EITF Issue No. 06-1 — ‘‘Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’’ (‘‘EITF 06-1’’). This guidance requires the application of EITF Issue No. 01-9 — ‘‘Accounting for Consideration Given by a Vendor to a Customer’’ (‘‘EITF 01-9’’), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. We are currently evaluating the potential impact that adoption of SFAS 157 will have on our consolidated financial statements.

In September 2006, Securities and Exchange Commission Staff Accounting Bulletin No. 108 codified as SAB Topic 1.N, ‘‘Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements’’ (‘‘SAB 108’’) was issued. This guidance states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The guidance also provides transition guidance for correcting errors existing in prior years. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We are currently evaluating the potential impact, if any, that the adoption of SAB 108 will have on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Statement No. 159 is effective for

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

fiscal years beginning after November 15, 2007. We do not believe the adoption of SFAS 157 will have significant impact on our consolidated financial statements.

5.	SHORT-TERM BANK DEPOSITS

	December 31,
	2003	2004
Restricted short-term bank deposits	$3,567	$8,169
Unrestricted short-term bank deposits	7,788	5,915
	$11,355	$14,084

Restricted short-term bank deposits represent the amounts of cash pledged by two subsidiaries to secure credit facilities granted by financial institutions.

6.	GOODWILL

Goodwill relates to the manufactured products segment and the changes in the carrying value of goodwill for the years ended December 31, 2003 and 2004 are as follows :—

Balance, December 31, 2002	$7,607
Goodwill acquired	717
Balance, December 31, 2003	$8,324
Goodwill acquired	—
Balance, December 31, 2004	$8,324

7.	INVESTMENTS

The following is a summary of available-for-sale securities and held-to-maturity securities:

	Available-for-sale Securites
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003 Quoted equity securities	$465	$591	$(15)	$1,041
December 31, 2004 Quoted equity securities	$463	$1,632	$(19)	$2,076

	Held-to-maturity Securities
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003 Corporate debts	$50	$—	$—	$50
December 31, 2004 Corporate debts	$52	$—	$—	$52

A summary of the carrying values and balance sheet classification of all investments in debt and equity securities including held-to-maturity and available-for-sale securities disclosed above was as follows:

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

7.	INVESTMENTS (continued)

	December 31,
	2003	2004
Available-for-sale equity securities	$1,041	$2,076
Short-term investments	1,041	2,076
Held-to-maturity debt securities	$50	$52
Equity securities in privately-held companies and other investments	2,391	616
Long-term investments	2,441	668
Total investments	$3,482	$2,744

There were realized gains (losses) of $nil, $89 and $(19) on disposal of available-for-sale securities in 2002, 2003 and 2004, respectively. The disposal of available-for-sale securities was for a consideration of $nil, $175 and $nil in 2002, 2003 and 2004, respectively. The net adjustment to unrealized holding (losses) gains on available-for-sale securities included as a separate component of shareholders’ equity totaled, $(381), $464 and $911 in 2002, 2003 and 2004, respectively.

On December 31, 2003 and 2004, the Company held available-for-sale and held-to-maturity securities issued by a minority shareholder of two of the Operating Subsidiaries. The estimated fair values of such available-for-sale and held-to-maturity securities were $1,041 and $50 at December 31, 2003 and $2,076 and $52 at December 31, 2004, respectively.

8.	BANK LOANS AND OVERDRAFTS

Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $103,183 (2003: $78,000) on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2004, the unused portion of the credit lines was approximately $37,973 (2003: $42,000), which included unused letters of credit amounting to $24,606 (2003: $26,725). Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2004, the Company had open letters of credit totaling $45,423 (2003: $18,212) Liabilities relating to the letters of credit are included in current liabilities.

The credit lines of the Company were secured by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $8,158 at December 31, 2004 (2003: $4,892);

(ii)	Mortgage of the assets with total carrying amount of $1,276 at December 31, 2004 of a subsidiary of the Company; (2003: $1,021)

(iii)	Pledge of short-term deposits of $8 ,169 at December 31, 2004 (2003: $3,567);

(iv)	Joint and several personal guarantees from certain directors of a subsidiary of the Company; and

(v)	Corporate guarantees issued by the Company, a subsidiary of the Company and the holding company.

The weighted average interest rates on bank loans and overdrafts as of December 31, 2003 and 2004 were 4.0% and 5.0% per annum respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

9.	LONG-TERM DEBT

	December 31,
	2003	2004
Bank loan	$1,654	$1,710
Less: Current portion	—	(1,710)
Long-term debt	$1,654	$—

During 2002, 2003 and 2004, interest paid totaled $477, $155 and $250, respectively. The bank loan on December 31, 2004 is secured by land and buildings of a subsidiary of the Company with a net book value of $2,974 on December 31, 2004 and requires the Company to maintain a certain minimum percentage holding in this subsidiary.

The loan as at December 31, 2003 bore interest at the commercial bill rate plus 1%, and the weighted average interest rate on commercial bills during the year was 5.83%.

The above loan as at December 31, 2004 matured in March 2005 and the Company renewed the bank loan upon its maturity to March 2006.

10.	DISTRIBUTION OF EARNINGS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the investee companies.

As described in Note 2, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and investee companies. In accordance with the relevant laws and regulations applicable to the Company’s subsidiaries and investee companies, the earnings available for distribution are based on their respective statutory financial statements. At December 31, 2004, the amount of the Company’s retained earnings available for distribution was approximately $16,023 and the consolidated retained earnings included $(3,085), $(1,003), $(700), $154 and $nil of the accumulated (losses) profits of Lox Pac, Thai Professional, SPHC, SPRC and Shandong Huayu, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

11.	VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Net charged to costs and expenses	Deduction	Currency translation adjustments	Balance at end of year
Year ended December 31, 2002:
Deducted from asset accounts
Allowance for doubtful accounts	$3,029	$968	$(123)	$84	$3,958
Allowance for inventories	2,518	847	(1,012)	52	2,405
	$5,547	$1,815	$(1,135)	$136	$6,363
Year ended December 31, 2003:
Deducted from asset accounts
Allowance for doubtful accounts	$3,958	$902	$(279)	$271	$4,852
Allowance for inventories	2,405	77	(370)	95	2,207
	$6,363	$979	$(649)	$366	$7,059
Year ended December 31, 2004:
Deducted from asset accounts
Allowance for doubtful accounts	$4,852	$3,528	$(11)	$147	$8,516
Allowance for inventories	2,207	1,439	(270)	74	3,450
	$7,059	$4,967	$(281)	$221	$11,966

12.	INCOME TAXES

Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax is imposed upon payments of dividends by the Company to its shareholders.

The Company’s investments in the Operating Subsidiaries are held through subsidiaries incorporated in the British Virgin Islands (‘‘BVI’’). Under current BVI law, dividends from the BVI subsidiaries’ investments are not subject to income taxes and no withholding tax is imposed on payments of dividends by the BVI subsidiaries to the Company.

The Operating Subsidiaries and Equity Investees are governed by the income tax laws of Singapore, Thailand, Australia, New Zealand, the People’s Republic of China and Myanmar. The corporate income tax rate in Singapore was 22%, 22% and 20% for 2002, 2003 and 2004, respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2004 and a withholding tax of 10% is levied on dividends received by the Company. In Australia, the corporate income tax rate was 30% for 2002/2003, 2003/2004 and 2004/2005 tax years. The corporate income tax rate for New Zealand was 33% for 2002/2003, 2003/2004 and 2004/2005 tax years and a withholding tax of 30% is levied on dividends received by the Company. The applicable corporate income tax rate for the subsidiaries in the People’s Republic of China was 33% for each of the three years ended December 31, 2004. The corporate income tax rate for Myanmar was 30% for 2002/2003, 2003/2004 and 2004/2005 tax years.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

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

Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2002	2003	2004
Thailand	$17,131	$14,381	$10,014
Singapore	(3,572)	(4,194)	(2,382)
Australia	1,257	3,924	1,386
The People’s Republic of China	1,117	4,598	2,689
Myanmar	(24)	—	—
British Virgin Islands	707	(2,699)	(2,260)
Bermuda	(1,268)	1,430	(1,604)
	15,348	17,440	7,843
Equity investees
Thailand	(3,357)	120	(2,772)
New Zealand	(221)	—	—
Singapore	(475)	—	—
The People’s Republic of China	—	—	(1,452)
Others	(41)	—	—
	$11,254	$17,560	$3,619

Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2002	2003	2004
Allocated to net income
Current:
Thailand	$2,787	$3,747	$3,232
Singapore	(30)	150	254
Myanmar	12	12	—
The People’s Republic of China	—	252	925
Australia	—	286	460
	2,769	4,447	4,871
Deferred:
Thailand	2,022	(466)	(194)
Singapore	(108)	(258)	—
The People’s Republic of China	—	—	83
Australia	—	(1,246)	(44)
Total deferred	1,914	(1,970)	(155)
	$4,683	$2,477	$4,716
Allocated to comprehensive income (loss)	$(10)	$15	$(1)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

On December 31, 2004, the Operating Subsidiaries had net operating loss carry forwards of approximately $16,793. The remaining net operating loss can be carried forward indefinitely, subject to any condition to be met under the relevant tax laws of the respective jurisdictions. The utilization of these net operating loss carry forwards is subject to agreement by the income tax authorities in the respective jurisdictions.

The provision for income taxes differs from the amount computed by applying the respective statutory rates to income before income taxes of the Company and the Operating Subsidiaries. The principal reasons for the differences are listed in the following table:

	Year ended December 31,
	2002	2003	2004
Tax at statutory rate in Bermuda	$—	$—	$—
Higher statutory rate in Thailand	3,540	3,278	1,961
Higher statutory rate in Singapore	(891)	(923)	(1,222)
Higher statutory rate in Australia	377	1,177	416
Higher statutory rate in New Zealand	(66)	—	—
Higher statutory rate in the People’s Republic of China	369	1,114	(148)
Higher statutory rate in Myanmar	(7)	—	—
	3,322	4,646	1,007
Expenses not deductible for tax purposes	1,023	121	1,361
Changes in valuation allowance	740	(1,950)	1,766
Others	(402)	(340)	582
Total charge for the year	$4,683	$2,477	$4,716

Deferred tax liabilities and assets are comprised of the following:

	December 31,
	2003	2004
Deferred tax liabilities:
Tax over book depreciation	$(322)	$(275)
Book over tax basis in subsidiaries	(1,398)	(1,365)
Translation adjustments	(503)	(493)
Total deferred tax liabilities	(2,223)	(2,133)
Deferred tax assets:
Unused tax losses and unused tax credits	$4,322	$4,462
Provision for doubtful accounts	847	2,172
Provision for inventories	377	876
Provision for impairment in investment	595	583
Others	125	(277)
Total deferred tax assets	6,266	7,816
Valuation allowance for deferred tax assets	(3,379)	(5,145)
Total deferred tax assets	2,887	2,671
Net deferred tax assets	$664	$538

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

The amount of deferred tax liabilities and assets at December 31, 2003 and 2004 were as follows:

	December 31,
	2003	2004
Gross current deferred tax liabilities	$(449)	$(493)
Gross current deferred tax assets	774	4,209
Valuation allowance for deferred tax assets	—	(1,633)
	774	2,576
Net current deferred tax assets	$325	$2,083
Gross long-term deferred tax liabilities	(1,774)	(1,640)
Gross long-term deferred tax assets	5,492	3,607
Valuation allowance for deferred tax assets	(3,379)	(3,512)
	2,113	95
Net long-term deferred tax assets/(liabilities)	$339	$(1,545)
Net deferred tax assets/(liabilities)	$664	$538

Undistributed earnings of the Company’s foreign subsidiaries included in the Company’s retained earnings amounted to approximately $24,202 and $22,253 on December 31, 2003 and 2004, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. Except for earnings relating to a subsidiary in Thailand, the Company has no intention of distributing the earnings that are subject to withholding taxes. Withholding taxes of approximately $781 would be payable upon remittance of all previously unremitted earnings of that subsidiary, to the extent allowed by the subsidiary’s articles of association, on December 31, 2004.

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

PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15%. PEWS is exempt from income tax for the two years starting from its first profitable year of operations (2001). PEWS is entitled to a 50% tax exemption from the local income tax for a further three-year period (2003 to 2005) under the local income tax law. With the tax holiday exemption, current income tax liabilities of PEWS were reduced by approximately $290 for the year ended December 31, 2004. The tax holiday exemption also increased the net income per share by $0.02 for the year ended December 31, 2004.

The management estimated and accrued a tax provision amount of $620 during the year as the Company determined that it is more-likely-than-not that income derived from certain activities may be subject to taxes in offshore locations that have a higher tax rate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had deferred tax assets totaling approximately $6,266 and $7,816 at December 31, 2003 and 2004, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $3,379 and $5,145 at December 31, 2003 and 2004, respectively.

The net change in valuation allowance for the years ended December 31, 2002, 2003 and 2004 was an increase (decrease) of approximately $740, $(1,950) and $1,766, respectively, resulting primarily from net operating losses (gains) generated during the respective years.

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

	Currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Total
Balance at December 31, 2001	$(37,334)	$132	$(37,202)
Currency translation adjustment	6,919	—	6,919
Unrealized losses on available-for-sale securities	—	(391)	(391)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	10	10
Balance at December 31, 2002	(30,415)	(249)	(30,664)
Currency translation adjustment	4,754	—	4,754
Losses realized on disposal of available-for-sale securities	—	(89)	(89)
Unrealized gains on available-for-sale securities	—	479	479
Deferred taxes relating to unrealized gains on available-for-sale securities	—	(15)	(15)
Balance at December 31, 2003	(25,661)	126	(25,535)
Currency translation adjustment	1,583	—	1,583
Unrealized gains on available-for-sale securities	—	910	910
Deferred taxes relating to unrealized gains on available-for-sale securities	—	1	1
Balance at December 31, 2004	$(24,078)	$1,037	$(23,041)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company leases certain machinery and equipment under capital leases for both 2003 and 2004.

The Company leases a piece of land in Singapore and certain buildings under non-cancelable operating lease arrangements for terms from 5 to 30 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.	COMMITMENTS AND CONTINGENCIES (continued)

Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2004:

	Capital Leases	Operating Leases
2005	134	527
2006	239	332
2007	—	202
2008	—	202
2009	—	202
Thereafter	—	4,185
Total minimum lease payments	$373	$5,650
Amounts representing interest	(50)
Present value of net minimum lease payments	$323

Rental expense consisted of the following:

	Year ended December 31,
	2002	2003	2004
Rentals under operating lease	$117	$425	$545

The current and non-current portion of the capital lease liabilities of $110 and $213 as of December 31, 2004 are included in other current liabilities and other liabilities, respectively. The capital lease liabilities are secured by a charge over the leased machinery and equipment at cost of $ 811 and $662 as of December 31, 2003 and 2004, respectively. The accumulated depreciation of these leased assets for the years ended December 31, 2003 and 2004 amounted to $365 and $247, respectively.

(b)	As of December 31, 2004, there were outstanding bank guarantees of $19,285 (2003: $107) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(c)	As of December 31, 2004, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $32,797 (2003: $4,649) in respect of banking facilities extended to two Operating Subsidiaries.

(d)	Sigma Cable has agreed to provide continuing financial support to APEC to enable APEC to meet its liabilities as and when they fall due.

(e)	Approximately $1,911 of property, plant and equipment of a subsidiary in the People’s Republic of China is located on a piece of leasehold land held by an equity investee. The equity investee is in the process of obtaining the land use right certificate in respect of the said land.

(f)	In 2004, corporate income tax amounting to $274 was made against a subsidiary company. The subsidiary company appealed against the assessment. With regards to the tax assessment of the subsidiary, the appeals committee is considering the appeal. However, the Company has not set up provision for the tax assessment in the financial statements since the management believes that, based on the facts and additional evidence, it will not have to pay the assessed tax.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.	COMMITMENTS AND CONTINGENCIES (continued)

(g)	In February 2004, the Company provided a corporate guarantee amounting to approximately $2,656 to a third party for the procurement of copper by a subsidiary company. The guarantee expired on February 28, 2005 and was renewed at approximately $3,035 on February 28, 2006 and February 28, 2007. The guarantee will expire on February 28, 2008.

(h)	On December 27, 2004, the Company provided a corporate guarantee amounting to $9,646 to PEWC in relation to a loan provided by PEWC to a subsidiary company and certain trade payables owing to PEWC by the subsidiary company.

15.	FINANCIAL INSTRUMENTS

(a)	Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, investments, investment securities and trade accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in Singapore, Thailand, Australia and the People’s Republic of China. The Company’s policy is designed to limit its exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2004, there was no trade receivable which exceeded 10% of the Company’s account receivable amounts.

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

Investment securities:    The fair values of marketable equity securities are based on quoted market prices, details of which are set out in Note 7. The fair values for debt securities are based on discounted cash flow analysis using current interest rates for instruments with similar maturities. It is not practicable to estimate the fair values of the equity investments that do not have a quoted market price, without incurring excessive costs.

Long-term and short-term debt:    The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

15.	FINANCIAL INSTRUMENTS (continued)

the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the long-term debt from a related party is not determinable because of the related party nature of the loan.

Forward exchange contracts:    The fair values of forward exchange contracts are estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.

The carrying amounts and fair values of the Company’s financial instruments as of December 31, 2003 and 2004 were as follows:

	2003		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$17,244	$17,244	$18,504	$18,504
Restricted short-term bank deposits	3,567	3,567	8,169	8,169
Unrestricted short-term bank deposits	7,788	7,788	5,915	5,915
Equity securities available-for-sale	1,041	1,041	2,076	2,076
Debt securities held-to-maturity	50	50	52	52
Bank loans and overdrafts	21,524	21,524	48,002	48,002
Debts	1,654	1,654	1,710	1,710
Forward exchange contracts	1	1	90	90

16.	CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Copper is the principal raw material used by the Company. The Company purchases copper at prices closely related to the prevailing international spot market prices on the London Metal Exchange for copper. The price of copper is influenced heavily by global supply and demand as well as speculative trading. Consequently, an increase in the price of copper will have a direct effect on the Company’s cost of sales.

Changes in exchange rates influence the Company’s results of operations. The Company’s principal operations are located in Thailand, the People’s Republic of China (‘‘PRC’’) and Singapore and a substantial portion of its revenues are denominated in Thai Baht, PRC Renminbi (‘‘RMB’’) or Singapore dollars, whereas a substantial portion of the Company’s cost of sales are denominated in US dollars. In 1997, the devaluation of the Thai Baht against the US dollar adversely affected the operations of the Company in Thailand. Any devaluation of the Thai Baht, RMB or Singapore dollar against the US dollar would have an adverse impact on the operations of the Company.

The Company has investments in subsidiaries in the PRC. The distributions of earnings outside the PRC are subject to control because the RMB is not freely convertible into foreign currencies.
On January 1, 1994, the PRC government introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘Unified Exchange Rate’’). The quotation of the exchange rates does not imply free convertibility of RMB into other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31,
	2003	2004
Due from:
Pardee Assets Co. Ltd	$2	$2
Shandong Yanggu Wire & Cable Corp Ltd (‘‘Shandong Yanggu’’)	58	—
PEWC	—	1,859
PEWC, Singapore Branch	277	543
Italian-Thai Development Public Company Limited (‘‘Ital-Thai’’) and its affiliates	887	634
SPHC	1,624	1,204
A director of Siam Pacific	21	10
Others	239	192
	$3,108	$4,444
Due to:
PEWC	$18,339	$17,891
PEWC, Singapore Branch	1,000	1,145
Fujikura Limited	16	44
Thai Metal Processing Co., Ltd.	111	160
SPHC	2,600	2,544
Others	449	199
	$22,515	$21,984
Short-term loans from:
Moon View Venture Limited (‘‘Moon View’’)	$1,537	$1,537
PEWC	231	—
Pacific Overseas Investment Management Ltd	195	195
	$1,963	$1,732

The above balances with related parties are interest-free and are repayable upon demand.

	December 31,
	2003	2004
Long term loans from PEWC	$7,824	$5,945

Moon View and PEWC, Singapore Branch are controlled by PEWC. Ital-Thai is the minority shareholder of one of the Company’s Operating Subsidiaries.

All balances with related parties are unsecured.

The long term loans from PEWC included amounts of $4,818 and $2,945 as of December 31, 2003 and 2004, respectively, which bear interest at LIBOR plus 1% per annum. The long-term loans have no fixed term of repayment and are expected to be repaid in 2008.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

The transactions undertaken with related parties can be summarized as follows:

	Year ended December 31,
	2002	2003	2004
Purchases of copper from PEWC	$42,959	$30,708	$30,968
Purchases of power cables from PEWC	34,271	20,130	23,505
Subcontracting services provided by PEWC	804	100	—
Commission income from PEWC	348	—	—
Sales to Ital-Thai and its affiliates	1,014	520	1,247
Sales to PEWC	12	941	—
Sales to PEWC, Singapore Branch	—	146	42
Sales to Lox Pac	—	19	7
Sales to Shandong Yanggu	—	131	53
Purchases of raw materials from Thai Metal Processing Co. Ltd	1,157	995	1,297
Purchases of goods from Fujikura Limited	3,523	1,161	416
Interest expense paid to PEWC	111	129	21
Management fee paid to PEWC	141	292	151
Management fee received from PEWC	11	12	12
Management fee received from PEWC, Singapore Branch	—	24	24
Interest income from NCS and affiliates	209	—	—
Royalty fee paid to Fujikura Limited	69	14	—
Purchases of goods from Shandong Yanggu	—	147	216
Dividend income from Thai Metal Processing Co. Ltd.	—	152	155

Copper is the major raw material of the Company’s wire and cable products. The Company purchases copper in the form of copper rods and copper cathode. Copper cathode is purchased by Siam Pacific to avoid the high import tariff levied on copper rods. Copper cathode needs to be processed into copper rods prior to the manufacturing of wire and cable products.

Substantially all of the Company’s copper rods are supplied by PEWC while copper cathodes are supplied by unrelated third parties. The price of copper rods purchased from PEWC is determined by reference to the quoted copper prices on the London Metal Exchange (the ‘‘LME’’) plus a certain premium.

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. Prior to 2003, a sales commission at an average rate of 1% to 3% was received from PEWC in addition to sales proceeds received from customers.

Pursuant to the composite services agreement,

(a)	PEWC will sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the average spot price of copper on the LME for the one month prior to purchase plus an agreed upon premium, (ii) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets from PEWC and (iii) will give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

(b)	PEWC will grant to the Company the right to distribute any wire or cable product manufactured by PEWC in all markets in which the Company presently distributes or

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

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

(c)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time and time, access to certain of PEWC’s technology (and PEWC personnel necessary to use such technology) with respect to the design and manufacture of wire and cable products, including, without limitation, certain fiber optic technology.

(d)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

(e)	Each of PEWC and the Company will notify the other party prior to entering into any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for the Company to participate to the extent possible.

(f)	Without the consent of the Company, PEWC will not compete with respect to the manufacture of wire and cable products in any market in which the Company is manufacturing or has taken significant steps to commence manufacturing.

(g)	For purposes of the composite services agreement, each province in China is considered the equivalent of a market.

(h)	The composite services agreement dated November 7, 1996 has a three-year term. The Agreement originally expired on November 7, 1999 but has been renewed annually at the option of the Company.

To the extent that transactions occur in the future between the Company and PEWC or affiliates of PEWC other than under the Composite Service Agreement, such transactions will be entered into on an arm’s length basis on terms no less favorable than those available from unaffiliated third parties.

18.	DEFINED CONTRIBUTION AND BENEFIT PLANS

The Company has several defined contribution plans covering its employees in Australia, the People’s Republic of China (‘‘PRC’’) and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31 2002, 2003 and 2004 were $548, $691 and $756, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

18.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

In accordance with the Thailand labor law, is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. During the financial year 2004, the Company’s total expense included $1,000 (2003 and 2002: $nil). The plan is not funded and the amount is recognized in Other Current Liabilities in the balance sheet. The Company pays to settle the obligations as and when employees retire.

In conformity with SFAS 132, ‘‘Employers’ Disclosures about Pensions and Other Postretirement Benefits,’’ the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2004 based on the latest actuarial valuation:

2004
(in US$’000)
Change in benefit obligation:
Benefit obligation at beginning of year	—
Service cost	1,000
Interest cost	—
Benefits paid	—
Actuarial loss (gain)	—
Curtailment	—
Settlement	—
Benefit obligation at end of year	1,000
Change in plan assets:
Fair value of plan assets at beginning of year	—
Employer’s contribution
Actual return on plan assets	—
Settlement	—
Benefits paid	—
Fair value of plan assets at end of year	—
Funded status	(1,000)
Unrealized net transition obligation	—
Unrecognized net actuarial loss (gain)	—
Accrued benefit cost	(1,000)
Components of net periodic benefit cost:
Service cost	1,000
Interest cost	—
Expected return on plan assets	—
Amortizations of:
Unrecognized net transition obligation	—
Unrecognized actuarial loss	—
Net periodic benefit cost	1,000

The accumulated benefit obligations amounted to $1,000 as at December 31, 2004.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

18.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

The significant assumptions used in determining the actuarial present value of the projected benefit    obligations as at December 31, 2004, 2003 and 2002 are as follows:

Weighted Average of All Plans:	2004
Discount Rate	6.0%
Rate of Increase in Compensation Levels	5.0%
Employee turnover rates:—
Prior to age 35	10.0%
Age 35 to 50	5.0%
Age 51 to 60	—

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,
	2002	2003	2004
Interest paid, including amounts capitalized	$1,446	$1,630	$2,647
Income taxes paid	$1,139	$3,461	$1,844

20.	SEGMENT FINANCIAL INFORMATION

Description of Products by Segment

The Company has three reportable segments — manufacturing of wire and cable products (‘‘Manufactured products’’), distribution of copper and cable products manufactured by PEWC (‘‘Distributed products’’) and sales, delivery and installation of wires and cables.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company’s investment portfolio, and income taxes. The accounting policies of the reportable segments, including transactions entered between reportable segments, are the same as those described in the summary of significant accounting polices.

	Year ended December 31,
	2002	2003	2004
Revenues
Revenues from external customers:
Manufactured products	$185,742	$192,293	$269,107
Distributed products	24,303	15,187	15,493
Sales, delivery and installation of wires and cables	31,134	3,919	9,656
Total revenues from external customers	$241,179	$211,399	$294,256
Intersegment revenues:
Manufactured products	$1,206	$4,134	$5,146
Total intersegment revenues	$1,206	$4,134	$5,146
Total revenue	$242,385	$215,533	$299,402

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2002	2003	2004
Reconciling items
Intersegment revenues	(1,206)	(4,134)	(5,146)
Total consolidated revenues	$241,179	$211,399	$294,256
Segment profit
Manufactured products	$35,193	$32,705	$37,746
Distributed products	338	491	868
Sales, delivery and installation of wires and cables	(787)	92	258
Total segment profit	$34,744	$33,288	$38,872
Reconciling items
Corporate and other expenses	(20,387)	(21,364)	(30,162)
Exchange (loss) gain	(16)	4,161	233
Interest income	715	285	225
Interest expense	(2,214)	(1,407)	(2,250)
Share of net gain (loss) of equity investees	(4,090)	1,475	(4,224)
Other income	2,502	1,122	925
Total consolidated income before income taxes	$11,254	$17,560	$3,619
Segment assets
Manufactured products	$189,187	$209,356	$247,977
Distributed products	2,016	6,348	2,294
Sales, delivery and installation of wires and cables	927	460	1,977
Total segment assets	$192,130	$216,164	$252,248
Reconciling items
Corporate and other assets	7,512	5,763	10,397
Investment in equity investees	8,735	10,249	7,788
Intersegment accounts receivable	(184)	—	—
Total consolidated assets	$208,193	$232,176	$270,433
Expenditures for additions to long-lived assets
Manufactured products	$11,135	$4,877	$4,500
Total expenditure for additions to long-lived assets	$11,135	$4,877	$4,500
Depreciation expenses
Manufactured products	$9,805	$9,217	$8,295
Total consolidated depreciation expenses	$9,805	$9,217	$8,295
Impairment loss
Manufactured products	$1,559	$—	$—
Corporate	—	—	(134)
Total consolidated impairment expense	$1,559	$—	$(134)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2002	2003	2004
Interest income
Manufactured products	$208	$67	$41
Distributed products	219	40	88
Sales, delivery and installation of wires and cables	280	153	55
Corporate	8	25	41
Total consolidated interest income	$715	$285	$225
Interest expense
Manufactured products	$2,033	$988	$1,845
Distributed products	160	34	155
Sales, delivery and installation of wires and cables	205	132	96
Corporate	(184)	253	154
Total consolidated interest expense	$2,214	$1,407	$2,250
Share of net (loss) gain of equity investees
Corporate	$(4,090)	$1,475	$(4,224)
Total consolidated share of net (loss) gain of equity investees	$(4,090)	$1,475	$(4,224)

The sales to a major customer, SP Powerassets, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables can be summarized as follows:

	Year ended December 31,
	2002	2003	2004
Manufactured products	$663	$1,127	$767
Distributed products	9,175	11,840	9,176
Sales, delivery and installation of wires and cables	31,134	3,919	9,656
	$40,972	$16,886	$19,599

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.	SEGMENT FINANCIAL INFORMATION (continued)

Geographic Area Data

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2002	2003	2004
Revenues from external customers
Thailand	$107,264	$93,543	$130,486
Singapore	73,859	35,193	42,036
Australia	13,961	22,058	30,491
The People’s Republic of China	46,095	60,605	91,243
Total revenues from external customers	$241,179	$211,399	$294,256
Long-lived assets by area:
Thailand	$43,238	$42,856	$39,829
Singapore	10,013	9,720	9,820
Australia	4,731	5,312	5,159
The People’s Republic of China	17,875	18,397	18,319
Total long-lived assets	$75,857	$76,285	$73,127

21.	MATURITY FOR LONG-TERM DEBTS

The aggregate maturities for long-term debts for the five years after December 31, 2004 are $1,710, $nil, $nil, $5,945 and $nil, respectively.

22.	SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, Thai Professional, SPHC, BCN (the formerly known as NGL), Shandong Huayu and SPRC for 2002, 2003 and 2004.

On June 21, 2004, the investment in BCN was reclassified to short-term investments because the Group’s effective shareholding interest has dropped to 1.24% following a reverse takeover excerise at BCN. BCN is listed on the New Zealand Stock Exchange. The aggregate market value of the Company’s investment in BCN amounted to approximately $1,278 and $891 as of December 31, 2003 and 2004, respectively.

In addition, on January 1, 2004, the investment in SPRC was reclassified from long-term investments as the Company’s considered that it is now able to exercise significant influence over the operating and financial decisions of SPRC and actively participates in the running of day-to-day operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

22.	SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES (continued)

The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, Thai Professional, SPHC, Shandong Huayu and SPRC for 2002, 2003 and 2004.

	December 31,
	2003	2004
Current assets	$9,322	$18,921
Non-current assets	22,230	25,746
Current liabilities	(4,371)	(13,545)
Non-current liabilities	—	—
	(4)	(725)
Total shareholders’ equity	$27,177	$30,397

	Year ended December 31,
	2002	2003	2004
Net sales	$11,105	$4,753	$17,071
Sales less cost of sales	2,135	1,062	4,723
Net income/(loss)	624	821	(715)

On December 31, 2003 and December 31, 2004, the unamortized difference between the amount at which the investment in Lox Pac and Thai Professional was carried and the amount of the Company’s underlying equity in its net assets amounted to $2,081 and $nil, respectively.

In conjunction with the adoption of Statement 142, the Company discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002. The Company impaired goodwill in certain equity investees amounting to $3,534 in 2004 (2003: $nil, 2002: $2,500).

Included in share of net (loss)/gain of equity investees are impairment of investments in and allowance for advances to equity investees of $nil (2002: $1,234) and writeback of advances to equity investees of $1,346 in 2003.

23.	SUBSEQUENT EVENTS

As disclosed in Note 1, on September 14, 2005, PEWC exercised the repurchase option under the Option Agreement and reacquired 7,307,948 shares of the Common Stock, representing 52.84% of the total issued and outstanding Common Stock. As a result of the reacquisition by PEWC of majority control, PEWC indirectly held as of that date 7,664,615 shares of Common Stock, representing 55.4% of the total issued and outstanding shares of Common Stock and Sino-JP held as of that date 2,766,154 shares of the Common Stock, representing 20% of the total issued and outstanding shares of Common Stock (the ‘‘Sino-JP Shares’’).

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was also a party, and in Hong Kong, in which the Company was not a party.

On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP Fund Co., Ltd (‘‘Sino-JP’’), which dismissed and released all claims between the parties and which put to an end to all related litigation. The 55% majority shareholder of the Company, PEWC, also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

On June 29, 2007, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership controlled by MSD Capital, L.P. acquired the Sino-JP Shares and entered into a shareholders’ agreement with the Company and PEWC. The shares acquired constituted 20% of the issued and outstanding shares of the Company.

The equity interest in subsidiaries changed during 2005, 2006 and March 2007. The Company’s interest in Charoong Thai decreased from 52.83% to 52.43% and from 52.43% to 50.39% due to the exercise of warrants in Year 2005 and Year 2006, respectively. The final warrant was exercised on 27 April 2006 and the remaining unexercised warrants expired. Furthermore, during 2006, Charoong Thai contributed additional capital in Shanghai Yayang in the form of a cash injection of US$1 million, thereby decreasing the Company’s interest in Shanghai Yayang by 2.83% to 53.90% (2004: 56.73%).

In addition, in January 2006, the Company decided to cease its Ningbo subsidiary operations.

Audited Financial Statements

Shandong huayu pacific fiber optics communication co., ltd

December 31, 2004

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Shandong Huayu Pacific Fiber Optics Communication Co., Ltd

We have audited the accompanying balance sheet of Shandong Huayu Pacific Fiber Optics Communication Co., Ltd (the ‘‘Company’’) as of December 31, 2004, and the related statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shandong Huayu Pacific Fiber Optics Communication Co., Ltd as of December 31, 2004, and the results of its operations and its cash flows for the year then ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Certified Public Accountants

Singapore
November 5, 2007

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

BALANCE SHEETS
(In thousands of RMB)

	December 31
	2003	2004
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$16	$1
Other assets	418	293
Total current assets	434	294
Amount due from a related company (Note 8)	1,663	1,163
Property, plant and equipment:
Land use rights	—	1,718
Machinery and equipment	344	344
Buildings and constructions	49	4,504
Project materials	37,059	37,489
Construction in progress	16,921	17,182
	54,373	61,237
Accumulated depreciation and impairment losses	(92)	(17,409)
	54,281	43,828
Total assets	56,378	45,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,354	9,260
Accrued expenses	—	50
Amount due to related parties (Note 8)	14,753	14,838
Total current liabilities	18,107	24,148
Commitments and contingencies (Note 5)
Shareholders’ equity:
Share capital	40,593	41,088
Retained earnings	(2,322)	(19,951)
Total shareholders’ equity	38,271	21,137
Total liabilities and shareholders’ equity	$56,378	$45,285

The accompanying notes are an integral part of these financial statements.

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

STATEMENTS OF INCOME
(In thousands of RMB)

	Year ended December 31,
	2003	2004
	Unaudited
Sales	$—	$—
Cost of sales	—	—
Gross Profit	—	—
Impairment of long-lived assets	—	(17,031)
General and administrative expenses	(2,152)	(598)
Provision for doubtful accounts	(170)	—
Losses from operations	(2,322)	(17,629)
Income taxes	—	—
Net loss	$(2,322)	$(17,629)

The accompanying notes are an integral part of these financial statements.

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of RMB)

	Share Capital	Retained earnings	Total
Balance at January 1, 2003 (Unaudited)	$33,777	$—	$33,777
Additional share capital	6,816	—	6,816
Net income for 2003	—	(2,322)	(2,322)
Balance at December 31, 2003 (Unaudited)	40,593	(2,322)	38,271
Additional share capital	495	—	495
Net income for 2004	—	(17,629)	(17,629)
Balance at December 31, 2004	$41,088	$(19,951)	$21,137

The accompanying notes are an integral part of these financial statements.

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

STATEMENTS OF CASH FLOWS
(In thousands of RMB)

	Year ended December 31,
	2003	2004
	Unaudited
Operating activities:
Net loss	$(2,322)	$(17,629)
Adjustments to reconcile net loss to net cash provided by operating activities: Depreciation of property, plant and equipment	63	286
Impairment of long lived assets	—	17,031
Changes in operating assets and liabilities:
Other assets	2,087	124
Amount due from a related company	(1,663)	500
Accounts payable	(116)	5,906
Accrued expenses	—	50
Amount due to related parties	(4,575)	85
Net cash (used in) provided by operating activities	(6,526)	6,353
Investing activity:
Purchases of property, plant and equipment	(328)	(6,864)
Net cash used in investing activity	(328)	(6,864)
Financing activity:
Contribution from joint venture holders	6,816	496
Net cash provided by financing activity	6,816	496
Net decrease in cash and cash equivalents	(38)	(15)
Cash and cash equivalents at beginning of year	54	16
Cash and cash equivalents at end of year	$16	$1

The accompanying notes are an integral part of these financial statements.

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD
NOTES TO FINANCIAL STATEMENTS
(In thousands of RMB)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

On August 18, 2001, a joint-venture agreement was signed between Asia Pacific Wire & Cable Corporation Limited and Shandong Yanggu Huatai Co, Ltd (‘‘Shandong Yanggu’’) to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘the Company’’) for the manufacture of optic fibers. Shandong Yanggu’s share was subsequently transferred to Hebei Huayu Co. Ltd. At balance sheet date, 49% of the Company is owned by Asia Pacific Wire & Cable Corporation Limited and a subsidiary with the remaining 51% owned by Hebei Huayu Co. Ltd (presently known as Yu Yuan Co. Ltd).

Due to the subsequent deterioration of the fiber optic market price, the plant has yet to be completed and production date has yet to be announced.

2.	BASIS OF PRESENTATION

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). The basis of accounting differs from that used in the statutory financial statements of the Company, which are prepared in accordance with the accounting principles generally accepted in the People’s Republic of China. In the opinion of management, the financial statements have reflected all costs incurred by the Company in operating the business.

All amounts in the financial statements and in the notes herein are Renminbi (‘‘$’’) unless otherwise designated.

The comparative figures as at and for the year ended 31 December 2003 were not audited.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with FASB Statement No. 109 — Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates that will be in effect when the differences are expected to reverse. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Asset leases qualifying as capital leases, if any, are also included in property, plant and equipment. Major renewals and improvements are capitalized and minor replacements, maintenance, and repairs are charged to current operations as incurred. Depreciation is computed using the straight-line method over the estimated useful

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD
NOTES TO FINANCIAL STATEMENTS
(In thousands of RMB)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

lives of the assets or the respective lease term, whichever is shorter. No depreciation is charged for construction in progress and machinery and equipment under installation. Depreciation is provided as follows:

Land use rights	50 years
Buildings and constructions	20 years
Machinery and equipment	5 years

Depreciation for 2004 amounted to $286 (2003: $63).

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of an asset is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flow expected to be generated from the asset. If the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset’s carrying value is adjusted to fair value. The Company estimates fair value based on discounted future cash flow.

In 2004, the Company recorded an impairment charge of $17,031 related to the impairment of certain property, plant and equipment. The remaining carrying value of these impaired long-lived assets, immediately after recording the impairment charge, was approximately $43,828.

These impairment charges were recorded to reduce the carrying value of the identified assets to fair value. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management’s revised outlook due to the prolonged unfavourable market conditions.

Recent Pronouncements

In March 2005, the FASB issued Interpretation, or FIN, No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations’’ (‘‘FIN 47’’) — an interpretation of FASB Statement No. 143, ‘‘Accounting for Asset Retirement Obligations’’, which clarifies the term ‘‘conditional asset retirement obligations’’ and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 are effective on December 15, 2005. The adoption of FIN 47 is not expected to have a material effect on our results of operations or financial condition.

In March 2006, FASB Statement No. 156, ‘‘Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140’’ (‘‘SFAS 156’’), was issued. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for fiscal years beginning after September 15, 2006. Management does not currently expect SFAS 156 to have a material impact on the Company’s future financial position, results of operations and cash flows.

In July 2006, the FASB issued FIN No. 48 — ‘‘Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109 — ‘‘Accounting for Income Taxes’’. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD
NOTES TO FINANCIAL STATEMENTS
(In thousands of RMB)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our financial statements.

In September 2006, FASB issued Statement No. 157 — ‘‘Fair Value Measurements’’ Statement No. 157 (‘‘SFAS 157’’) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions.

In February 2007, the FASB issued Statement No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of SFAS 157 will have significant impact on our financial statements.

4.	INCOME TAXES

The Company is governed by the income tax laws of the People’s Republic of China. The applicable corporate income tax rate for the Company was 33% for years ended December 31, 2004 and 2003.

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

The provision for income taxes differs from the amount computed by applying the statutory rates to income before income taxes of the Company. The principal reasons for the difference are listed in the following table:

	Year ended December 31,
	2003	2004
	(Unaudited)
	$	$
Tax at statutory rate in the People’s Republic of China	(766)	(5,817)
Deferred tax benefits not recognized	766	5,817
Total charge for the year	—	—

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD
NOTES TO FINANCIAL STATEMENTS
(In thousands of RMB)

5.	COMMITMENTS AND CONTINGENCIES

The Company is in the process of obtaining the land use right certificate in respect of its land.

6.	FINANCIAL INSTRUMENTS

(a)	Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and receivables.

The Company maintains cash and cash equivalents with financial institutions that are located in the People’s Republic of China. The Company relies on capital contributions from the shareholders’ when funding is required.

(b)	Fair value

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents:    The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value because of the short-term maturity of these instruments.

Receivables and payables:    The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair values because of the short-term maturity of these instruments.

7.	CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company’s principal operation is located in Shandong, a province in the People’s Republic of China (‘‘PRC’’). The Company has not commenced productions. As the management determined that there is a market oversupply at Shandong, there has been a temporary suspension of construction of the production lines.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31, 2003	December 31, 2004
	(Unaudited)
	$	$
Due from:
He Bei Huayu Co. Ltd	1,663	1,163
Due to:
Asia Pacific Wire and Cable Corporation Limited	13,914	13,914
Shangdong Pacific Fiber Optics Co. Ltd	839	924
All balances with related parties are interest-free and unsecured.

9.	SUBSEQUENT EVENTS

The Company sold major equipments including drawing towers, glass working lathe, rewinding and screening systems to a third party on 6th June 2007 for net proceeds of approximately $15,800.