Form 20-F
period 2006-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2008-03-17
CIK 1026980

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2005 and 2006

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

Part I

Item 1:    Identity of Directors, Senior Management and Advisers

(Not applicable)

Item 2:    Offer Statistics and Expected Timetable

(Not applicable)

Item 3:    Key Information about Asia Pacific Wire & Cable

Cautionary Note

We are filing this combined annual report (the ‘‘Annual Report’’) during March 2008 to report on the Company for the fiscal years ended December 31, 2005 and December 31, 2006 in lieu of filing separate annual reports for such periods. After filing this Annual Report, it is the Company’s intention to resume current periodic reporting under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), on a current basis as soon as practicable. While we do make reference to certain events and developments since December 31, 2006, the principal purpose of this Annual Report is to describe our business, management, ownership, results of operations, financial condition and other matters as of December 31, 2005 and December 31, 2006 and during the historic periods ended on or before those dates. Shareholders should not rely upon this Annual Report for a comprehensive statement of all material developments regarding the Company for any periods subsequent to the fiscal year ended December 31, 2006 and shareholders should not assume that the information reported in this Annual Report for the 2005 and 2006 fiscal years accurately describes the current business, management, ownership, results of operations, financial condition and other matters regarding the Company. For more detailed information on subsequent periods, reference should be made to annual reports and other filings we expect to make in the future regarding those periods and to current reports filed by the Company from time to time. See — ‘‘Recent Developments, Section 4.1.2.’’

    3.1    Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the ‘‘Company’’) for the years ended December 31, 2001, 2002, 2003, 2004, 2005 and 2006 prepared in accordance with U.S. GAAP.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company included in Item 5: Operating and Financial Review and Prospects, Item 18: Financial Statements, and the notes thereto.

	For the Year Ended December 31,
	2001	2002	2003	2004	2005	2006
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$197,311	$241,179	$211,399	$294,256	$337,262	$468,117
Cost of sales	(177,352)	(206,435)	(178,111)	(255,384)	(300,455)	(409,702)
Gross profit	19,959	34,744	33,288	38,872	36,807	58,415
Other operating income	—	—	1,336	—	—	—
Operating expenses	(15,616)	(19,282)	(20,479)	(28,867)	(26,754)	(28,733)
Goodwill written off	(506)	—	—	—	—	—
Impairment loss	—	(1,559)	—	(134)	(3,223)	(86)
Operating profit/(loss)	3,837	13,903	14,145	9,871	6,830	29,596
Exchange gain/(loss)	(81)	(16)	4,161	233	(3,137)	5,464
Net interest income/(expense)	(3,173)	(1,499)	(1,122)	(2,025)	(2,747)	(5,181)
Share of net income/(loss) of equity investees	(2,535)	(4,090)	1,475	(4,224)	170	73
Gain on share issuance by subsidiaries and affiliates	—	1,011	—	—	—	1,801
Gain/(loss) on sale of investment	743	(557)	(885)	(1,161)	(259)	(729)
Others	1,619	2,502	(214)	925	829	1,536
Income/(loss) before income taxes and minority interests	410	11,254	17,560	3,619	1,686	32,560
Income taxes	1,411	(4,683)	(2,477)	(4,716)	(3,860)	(10,257)
Minority interests	(1,730)	(1,780)	(5,083)	(1,427)	(2,783)	(9,330)
Net income/(loss)	$91	$4,791	$10,000	$(2,524)	$(4,957)	$12,973
Earnings/(loss) per share(1)	$0.01	$0.35	$0.72	$(0.18)	$(0.36)	$0.94

(1)	The calculation of the earnings/(loss) per share is based on 13,830,769 Common Shares for the years ended December 31, 2001, 2002, 2003, 2004, 2005 and 2006, which gives effect to the issuance of 3,097,436 Common Shares in connection with the acquisition of Crown Century Holdings Limited and its wholly owned subsidiary.

	As of December 31,
	2001	2002	2003	2004	2005	2006
Balance Sheet Data:
Cash and cash equivalents	$14,241	$14,431	$25,032	$24,419	$20,748	$24,664
Working capital	36,900	46,446	71,141	80,152	80,350	108,084
Total assets	193,426	208,193	232,176	270,433	262,938	364,565
Total debt	54,559	49,681	32,965	57,389	58,438	100,195
Total shareholders’ equity	80,718	92,047	107,176	107,146	97,622	118,765

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Australian dollars and Renminbi to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 29, 2006. The respective Noon Buying Rates on December 29, 2006 were US$1.00 = Bt 36.100; S$ 1.534; A$ 1.268; and Rmb 7.804. The respective Noon Buying Rates on March 4, 2008, the latest practicable date before publication of this Annual Report, were US$1.00 = Bt 31.450; S$ 1.340; A$ 1.084; and Rmb 7.106. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
		(Bt per $1.00)
2001	44.24	44.517	45.82	42.30
2002	43.20	43.020	44.20	40.42
2003	39.63	41.485	43.18	39.09
2004	38.80	40.263	41.70	38.80
2005	40.99	40.339	42.08	38.21
2006	36.10	37.680	40.76	35.19

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
September 2007	32.50	31.50
October 2007	31.80	31.40
November 2007	31.73	30.62
December 2007	30.62	29.50
January 2008	29.36	31.45
February 2008	32.08	29.53

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

Year Ended December 31,	At Period End	Average(1)	High	Low
		(S$ per $1.00)
2001	1.847	1.797	1.854	1.732
2002	1.735	1.787	1.852	1.731
2003	1.699	1.743	1.784	1.699
2004	1.632	1.690	1.729	1.631
2005	1.663	1.665	1.706	1.618
2006	1.534	1.580	1.652	1.534

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
September 2007	1.527	1.484
October 2007	1.480	1.449
November 2007	1.452	1.439
December 2007	1.463	1.436
January 2008	1.438	1.417
February 2008	1.419	1.393

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

Year Ended December 31,	At Period End	Average(1)	High	Low
		(Rmb per $1.00)
2001	8.277	8.277	8.279	8.271
2002	8.280	8.277	8.280	8.270
2003	8.277	8.277	8.280	8.277
2004	8.277	8.277	8.277	8.276
2005	8.070	8.183	8.277	8.070
2006	7.804	7.958	8.070	7.804

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
September 2007	7.551	7.493
October 2007	7.519	7.468
November 2007	7.459	7.380
December 2007	7.412	7.295
January 2008	7.295	7.182
February 2008	7.197	7.110

Sources:    Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

    3.3    Risk Factors

3.3.1    OTC BB DeListing; Potential Illiquidity of Common Shares

The Company failed to timely file its annual report on Form 20-F with the Securities and Exchange Commission (the ‘‘SEC’’) for the fiscal year ended December 31, 2004. Accordingly, on August 29, 2005, the Company was delisted from the Over-the-Counter Bulletin Board (the ‘‘OTC BB’’) operated by the National Association of Securities Dealers, Inc. (the ‘‘NASD’’). Since that delisting, the Common Shares have traded only on the Pink Sheets (www.pinksheets.com) under the trading symbol ‘‘AWRCF.’’ The Pink Sheets market is often highly illiquid and there may not be any market makers for the Common Shares on the Pink Sheets. The Company will not be able to be restored to the OTC BB or apply for listing on a national exchange until the Company has filed this Annual Report and becomes current in its periodic reporting under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’). In addition, approximately 75.4% of our Common Shares are held as restricted securities, which are not publicly registered securities, and are, therefore, not freely tradable. In the recent past, the volume of trading in our Common Shares has not been substantial. The illiquidity of your ownership interest in the Company may negatively impact the value of your Common Shares.

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

As of December 31, 2004, Sino-JP held 10,074,102 shares, representing approximately 72.84% of the outstanding Common Shares (the ‘‘Supramajority Shares’’). Sino-JP acquired its shares of the Company pursuant to an assignment from Asset Managers Co., Ltd. (‘‘AMC’’). The Supramajority Shares were acquired by AMC pursuant to a Share Purchase Agreement dated as of September 10, 2004 (the ‘‘2004 Share Purchase Agreement’’) by AMC and PEWC. The 2004 Share Purchase Agreement and a related Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) were entered into in connection with a settlement of certain litigation commenced by PEWC against Set Top and other parties. In connection with that settlement, Set Top was paid $25,000,000 by AMC in exchange for the ownership interest in and all claims relating to the Supramajority Shares. Upon the consummation of the 2004 Share Purchase Agreement, PEWC, which formerly held 75.4% of the outstanding Common Shares, held indirectly approximately 2.56% of the outstanding shares. Under the terms of the 2004 Option Agreement, PEWC was granted an option to reacquire 52.84% of the total issued and outstanding Common Shares (the ‘‘Repurchase Option’’). See — ‘‘Recent Developments, Section 4.1.2.’’

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

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the ‘‘Settlement Agreement’’), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership, acquired the Sino-JP Shares (the ‘‘SOF Acquisition’’) and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, all of the directors and officers designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers (the ‘‘Sino-JP Indemnified Persons’’) for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Bermuda Companies Act (the ‘‘Companies Act’’). The Company could incur significant costs in the event any claims are asserted or actions commenced against any of the Sino-JP Indemnified Persons for matters within the scope of the indemnification provisions of the Settlement Agreement. See — ‘‘Recent Developments, Section 4.1.2.’’

In accordance with the provisions of the 2004 Share Purchase Agreement, Sino-JP caused the Bye-laws of the Company to be amended to establish a classified board of directors, consisting of up to three (3) Class A Directors and up to seven (7) Class B Directors. Sino-JP and its affiliates were entitled to designate candidates for election as the Class A directors, who, under the terms of the then revised Bye-laws, had a veto power over all matters presented to the Board of Directors of the Company for a vote.

Commencing in 2004, the banking group creditors of PEWC, consisting of a consortium of 32 banks (the ‘‘PEWC Banking Group’’), represented by Chiao Tung Bank, exercised control over any material expenditures by PEWC. Funding the exercise of the Repurchase Option required the approval of the PEWC Banking Group, which imposed certain conditions on the exercise of the Repurchase Option. Among the conditions, PEWC was required to enter into a letter of undertaking (the ‘‘PEWC Letter of Undertaking’’) which provides that (i) the funds made available would be used only to buy the Repurchased Shares, (ii) as indirect majority shareholder, PEWC would cause the Board of Directors of APWC to consist of a majority of independent directors, with the PEWC Banking Group having the right to consent to nominees for any independent directorships, (iii) PEWC shall deposit the Repurchased Shares in a trust to secure the obligations of PEWC to the PEWC Banking Group and (iv) PEWC shall make monthly installments up to NT$240 million through December 2006 in repayment of debt owed to the PEWC Banking Group.

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

PEWC has informed the Company that it is party to a debt restructuring agreement with the PEWC Banking Group which provides PEWC with certain relief from the original loan terms and contains an agreement by the banking group to forbear on exercising certain remedies against collateral so long as PEWC adheres to the terms of the debt restructuring. That debt restructuring agreement has been extended through 2009.

3.3.3    Consolidation of Charoong Thai Group Accounts

As of December 31, 2005 and 2006, the Company owned approximately 52.43% and 50.39%, respectively, of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’). The decrease in the Company’s percentage ownership is attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai determined to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below 50%. If the Company’s holding in Charoong Thai were to fall below 50%, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, will not be consolidated but instead will be equity accounted. In such an event, the Company’s accounts will show a fall in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of your Common Shares.

3.3.4    Inadequate Disclosure Controls and Procedures

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

The Company engaged a consultant to advise and assist on establishing an internal audit department and to assist in establishing and maintaining satisfactory disclosure controls and procedures. However, the Company has not completed this process and cannot assure its shareholders at this time that satisfactory disclosure controls and procedures are in place. The certifications provided as part of this Annual Report by our Chief Executive Officer and by our Chief Financial Officer are subject to and qualified by the disclosures and discussion in this Annual Report on the lack of adequate disclosure controls and procedures.

3.3.5    Potential Conflict of Certain Officers and Directors

The Company appointed two independent directors on September 28, 2007. Other than those two independent directors, all of the members of the Board are also directors or officers or otherwise affiliated with PEWC, the majority shareholder. Certain of our officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement and the Indemnification Agreement (discussed below in Section 10.2). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

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

3.3.6    Changes in Majority Ownership and Management

The record holder of a majority of the Common Shares of the Company has changed four times since the beginning of 2004. With the changes in majority ownership, the Company has also experienced significant changes in a number of senior management positions. Certain members of the Board of Directors have resigned because of the requirements of the PEWC Banking Group after it reacquired majority control, although certain of those Board members who resigned have since been re-elected following the fulfillment by PEWC of the requirements of the PEWC Letter of Undertaking. The Company believes that its current management team is experienced and qualified to manage the operations of the Company. However, there remains a risk of continued instability in majority ownership or Company leadership that could adversely affect the business and operations of Company and have a negative impact on the value of your ownership interest.

3.3.7    Obligations under Shareholders Agreement

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

If the Company fails to fulfill its obligations under the Shareholders Agreement, SOF may have a claim for damages against the Company or, if the Company fulfills its reasonable best efforts undertakings but fails to meet one or more of the stated goals, SOF may have a put right of its Common Shares to PEWC, either of which events may adversely impact the value of your Common Shares. See — ‘‘Recent Developments, Section 4.1.2’’; see also the Shareholders Agreement for a complete statement of the obligations of the Company under that agreement.

3.3.8    Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust charges to its customers, such that increases and decreases in the price of copper are fully reflected in those charges. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not continue to recur. See — ‘‘Risks Relating to Copper, Section 11.3’’ for additional information.

3.3.9    Exposure to Foreign Exchange Risks

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

Although our reporting currency is U.S. dollars, the functional currency of our Singapore operations, which accounted for 15.0% and 12.5% of Company sales (including sales of Distributed Products) in 2005 and 2006, respectively, is the Singapore dollar, the functional currency of our Thai operations, which accounted for 44.2% and 45.3% of our sales in 2005 and 2006, respectively, is the Baht, and the functional currency of our Chinese operations, which accounted for 30.5% and 31.7% of our sales in 2005 and 2006, respectively, is the Renminbi. Accordingly, the functional currency accounts of these operations are translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders’ equity. Any devaluation of the Baht, Singapore dollar or Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

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

3.3.10    Competition

The wire and cable industry in the Asia Pacific region is highly competitive. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do. We and other wire and cable producers increasingly compete on the basis of product quality and performance, reliability of supply, customer service and price. To the extent that one or more of our competitors is more successful with respect to the primary competitive factors, our business could be adversely affected. See ‘‘Competition, Section 4.2.6’’ for additional information with reference to the competitive environment we face in specific countries.

3.3.11    Composite Services Agreement with PEWC

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

3.3.12    Risks Relating to China

We conduct substantial business operations in China. Accordingly, our results of operations and prospects are likely to be materially impacted by economic, legal and other developments in China.

In recent years, the PRC government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. While such economic reform measures are generally viewed as a positive development for foreign businesses investing or establishing operations in China, the reforms are at an early stage and there is not sufficient administrative or judicial precedent to permit the Company to determine with any degree of certainty how the reforms will impact our business in China.

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

3.3.13    Risks Relating to Thailand

A substantial portion of our Thai operations, which accounted for approximately 44.2% and 45.3% of our net sales in 2005 and 2006, respectively, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. In recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. However, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar. Such fluctuations in the value of the Baht may negatively impact our performance. The Baht traded in the range of approximately Baht 38.21 to Baht 42.08 to US$1 in 2005 and Baht 35.19 to Baht 40.76 to US$1 in 2006.

3.3.14    Alternative Transmission Technologies

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

3.3.15    Holding Company Structure; Potential Restrictions on the Payment of Dividends

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings. While we have no present intention to pay dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet our other obligations will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. See — ‘‘Consolidation of Charoong Thai Group Accounts, Section 3.3.3’’.

3.3.16    International Business Risks

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

3.3.17    Corporate Matters; Organizational Documents

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

The Company (Asia Pacific Wire & Cable Corporation Limited), formed on September 19, 1996, is a Bermuda exempted limited liability company which, through its operating subsidiaries, is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. The Company manufactures and distributes its own wire and cable products and also distributes copper rod and wire and cable products (‘‘Distributed Products’’) manufactured by its principal shareholder, PEWC. From 1997, the Company has also offered project engineering services in the supply, delivery and installation (‘‘SDI’’) of power cables. Pacific Electric Wire & Cable Company, a Taiwanese company (‘‘PEWC’’), currently owns beneficially 55.4% of the issued and outstanding Common Shares of the Company. Sino-JP Fund Co., Ltd. is a privately owned investment company, incorporated under the laws of the Cayman Islands. From September 10, 2004 until September 14, 2005, Sino-JP owned 10,074,102 Common Shares of the Company, representing 72.84% of the issued and outstanding Common Shares. From September 14, 2005 until June 28, 2007, Sino-JP owned 2,766,154 shares of the Company, representing 20% of the issued and outstanding Common Shares. On June 28, 2007, SOF Capital, L.P. acquired from Sino-JP the 20% of the issued and outstanding Common Shares previously held by Sino-JP. See — ‘‘Recent Developments, Section 4.1.2’’; ‘‘Legal Proceedings, Section 8.1.’’ The remaining 24.6% of the issued and outstanding Common Shares are publicly traded on the Pink Sheets in the United States under the trading symbol ‘‘AWRCF.’’

The Company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand and believes that it is the largest producer of low voltage power cable in Singapore. Approximately 54.4% in 2005 and 55.0% in 2006 of the manufactured products sold by the Company were sold by its subsidiaries in Singapore and Thailand, with the remainder sold by its subsidiaries in China, Australia and Malaysia.

In Singapore, the Company also sells Distributed Products, which largely consist of copper rod and medium and high voltage power cable. Sales of Distributed Products accounted for 5.9% and 2.7% of the Company’s revenues in 2005 and 2006, respectively. As the Company continues to focus its resources on manufacturing and distributing its own products, sales of Distributed Products are expected to decline over time as a percentage of the Company’s business. The Company’s SDI project engineering services accounted for 4.7% and 3.5% of the Company’s revenue in 2005 and 2006, respectively.

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

Change of Control and Option Exercise by PEWC

As of December 31, 2004, Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) held 10,074,102 shares, representing approximately 72.84% of the outstanding Common Shares (the ‘‘Supramajority Shares’’). Sino-JP acquired its shares of the Company pursuant to an assignment from Asset Managers Co., Ltd. (‘‘AMC’’). The Supramajority Shares were acquired by AMC pursuant to a Share Purchase Agreement dated as of September 10, 2004 (the ‘‘2004 Share Purchase Agreement’’) by AMC and Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’). The 2004 Share Purchase Agreement, and a related Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) were entered into in connection with a settlement of certain litigation commenced by PEWC against Set Top. In connection with that settlement, Set Top was paid $25,000,000 by AMC in exchange for the ownership interest in and all claims relating to the Supramajority Shares. Upon the consummation of the 2004 Share Purchase Agreement, PEWC, which formerly held 75.4% of the outstanding Common Shares, held indirectly approximately 2.56% of the outstanding Common Shares. Under the terms of the 2004 Option Agreement, PEWC was granted an option to reacquire 52.84% of the total issued and outstanding Common Shares (the ‘‘Repurchase Option’’). See — ‘‘Legal Proceedings, Section 8.1.’’

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

Commencing in 2004, the banking group creditors of PEWC, consisting of a consortium of 32 banks (the ‘‘PEWC Banking Group’’), represented by Chiao Tung Bank, exercised control over any material expenditures by PEWC. Funding the exercise of the Repurchase Option required the approval of the PEWC Banking Group, which imposed certain conditions on the exercise of the Repurchase Option. Among the conditions, PEWC was required to enter into a letter of undertaking (the ‘‘PEWC Letter of Undertaking’’) which provides that (i) the funds made available would be used only to buy the Repurchased Shares, (ii) as indirect majority shareholder, PEWC would cause the Board of Directors of APWC to consist of a majority of independent directors, with the Banking Group having the right to consent to nominees for any independent directorships, (iii) PEWC shall deposit the Repurchased Shares in a trust to secure the obligations of PEWC to the PEWC Banking Group and (iv) PEWC shall make monthly installments through September 2006 in repayment of debt owed to the PEWC Banking Group.

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

In May 2006, the PEWC Banking Group determined that PEWC had or was in a position to fulfill the requirements with respect to the PEWC Letter of Undertaking. Therefore, on June 6, 2006, CTB, on behalf of the PEWC Banking Group, delivered a letter instructing the termination of the PEWC Trust Agreement and authorizing the registration of the repurchased Shares on behalf of PEWC without any pledge or encumbrance in favor of the PEWC Banking Group.

PEWC has informed the Company that it is party to a debt restructuring agreement with the PEWC Banking Group which provides PEWC with certain relief from the original loan terms and contains an agreement by the banking group to forbear on exercising certain remedies against collateral so long as PEWC adheres to the terms of the debt restructuring. That debt restructuring agreement has been extended through 2009.

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

Following the closing of the SOF Acquisition and the entering into the Settlement Agreement with Sino-JP, the Board called for an annual general meeting of shareholders which was held on September 7, 2007 (the ‘‘2007 AGM’’). At the 2007 AGM, the shareholders approved, among other things, the reappointment of Ernst & Young LLP to complete its audit of the consolidated financial statements of the Company for the year ended December 31, 2004 and the appointment of Moores Rowland International – Singapore (which now does business under the name Mazars Moores Rowland LLP) to act as the independent auditors of the Company for fiscal years 2005, 2006 and 2007.

On March 18, 2005, independent director Tim Wong resigned from the Board, followed by independent director Charles Xue, who resigned on March 22, 2005. They were replaced on March 24, 2005 by Ulyos Maa and Jimmy Tsay. Thereafter, Jack Sun, Andy Cheng and David Sun resigned from the Board on October 14, 2005. Independent director Ulyos Maa also resigned on October 14, 2005. Christopher Cheng was appointed on April 6, 2006 to replace Mr. Maa, along with three other directors, Ching Rong Shue, Gai Poo Lee and Fang-Hsiung Chen. On June 29, 2006, Jimmy Tsay resigned from the Board, followed by Christopher Cheng on July 3, 2006. On June 28, 2007, Eric Chi Chiu Yip, Wellen Sham and Ryoji Furukawa, who were director-designees of Sino-JP, resigned from the Board. On the same date, Andy Cheng, Jack Sun and David Sun were re-appointed to the Board.

At an annual meeting on September 7, 2007 (the ‘‘2007 AGM’’), shareholders of the Company voted to change from a classified to an unclassified Board, composed of eight shareholder-elected directors and two casual vacancies to be filled after the meeting. As of the date of the filing of this Annual Report, the Board consists of ten members. The following eight members were elected by shareholders at the 2007 AGM: Michael Lee, Andy C.C. Cheng, David T. Sun, Jack T. Sun, Gai Poo Lee, Ching Rong Shue, Fang-Hsiung Cheng and Yuan Chun Tang.

Certain current Board members have relationships with PEWC. Directors Ching Rong Shue and Gai Poo Lee are Vice Presidents of PEWC, and Fang-Hsiung Cheng is an Assistant Vice President of PEWC.

At a Board meeting held on September 28, 2007, the Board appointed Mr. Samuel See as interim chief financial officer. In addition, the Board filled the two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the audit committee of the Board, with Mr. Anson Chan to serve as its chairman. In addition, the Board agreed to appoint Mr. Wei Gong as deputy chief operating officer, to be based in Bangkok at the offices of Charoong Thai. Mr. Gong works with current chief operating officer, Mr. Carson Tien.

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

The Company is committed to improving the efficacy and reliability of its system of internal controls. We are developing new procedures to enhance internal controls over financial reporting, and we are establishing an internal audit department at the Company headquarters which would establish the rules for internal control procedures and would supervise operating and financial audits. Other measures taken include engaging external consultants to advise on risk control and internal audit functions and to assist in achieving compliance with applicable regulatory requirements, sending staff for training on U.S. GAAP accounting, employing more staff progressively to strengthen the accounting, finance and internal audit departments, implementing credit control policies at certain subsidiaries, and commencing the process of documenting policies and procedures governing the Company’s accounting policies, internal control and code of conduct.

While the Company has undertaken the steps summarized above as part of its efforts to establish and maintain satisfactory disclosure controls and procedures, this process has not been completed. The Company cannot now offer any assurances to its shareholders that satisfactory disclosure controls and procedures will be successfully established and maintained. The certifications provided as part of this Annual Report by our Chief Executive Officer and by our Chief Financial Officer are subject to and qualified by the disclosures and discussion in this Annual Report on the lack of adequate disclosure controls and procedures.

    4.2    Business Overview

The Company’s Thai operations are conducted through Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’), Siam Pacific Electric Wire & Cable Company Limited (‘‘Siam Pacific’’) and Pacific-Thai Electric Wire & Cable Co. Ltd. (‘‘Pacific Thai’’).

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (‘‘SET’’). Immediately after the acquisition of Siam Pacific by Charoong Thai, the shareholders of Charoong Thai consisted of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%). The rest of the shares are publicly traded on the SET. After the sale of some of its Charoong Thai shares on the open market, the Company held approximately 52.43% of the issued and outstanding shares of Charoong Thai as of December 31, 2005. As of December 31, 2006, the Company owned approximately 50.39% of the issued and outstanding shares of Charoong Thai, with the decrease in the Company’s percentage ownership being attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. Charoong Thai manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the business of optic fiber cable manufacturing and the provision of telecommunication and network services.

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

During fiscal year 2006, the Company’s China operations were conducted through seven business entities. The operating entities included Ningbo Pacific Cable Co. Ltd. (‘‘NPC’’), a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China, in which the Company owned a 94.31% interest. The other owner of NPC was China Ningbo City Yin County Yinjiang Town Industrial Corporation (‘‘CIC’’). NPC manufactured a range of telecommunications cable and local area network (‘‘LAN’’) electronic cables for sale and distribution in the Chinese domestic market and export market.

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

Shanghai Yayang Electric Co., Ltd. (‘‘Shanghai Yayang’’), formerly known as Shanghai Pacific Electric Co., Ltd., is a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company’s effective holding in Shanghai Yayang is 53.90%. Shanghai Yayang is also partly held by Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

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

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’) for the manufacture of optic fibers. The Company owns 49% of SHP with the remaining 51% owned by Hebei Huayu Co. Ltd. (as the successor in interest to Shandong Yanggu). Due to the subsequent deterioration of the fiber optic market price, the plant has yet to be completed and production date has yet to be announced. The actual commencement of operations, if it occurs at all, will depend on our ongoing assessment of market conditions. In 2004 and 2005, the Company took a $1.3 million and $0.2 million impairment loss, respectively, on the SHP investment to reflect that assessment. In 2007, the Company sold all major equipment owned by SHP.

On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (‘‘CCH’’) and its wholly-owned subsidiary company, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (‘‘PEWS’’) from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2005 and 2006.

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

Copper is the principal raw material used by the Company, accounting for approximately 60% and 70% of total cost of sales of products using copper as a conductor in 2005 and 2006, respectively. The Company purchases copper at prices based on the average prevailing international spot market prices on The London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust charges to its customers, such that increases and decreases in the price of copper are fully reflected in those charges. Most sales of Company manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.

The Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper purchased by the Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes, for a processing fee equal to approximately 3.5% of the copper cathode purchase price. The Company presently relies on the services of Thai Metal Processing Co., Ltd. to process its copper cathodes into copper rods in Thailand, although the Company has a variety of processing companies from which to obtain these services. Construction of such a facility could also be an additional source of revenues and profit, to the extent that sales are made to unaffiliated parties. Copper rods are drawn into copper wire for the production of telecommunications cable, power cable and enameled wire.

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

	Year ended December 31, (dollar figures ($) are in thousands of US$)
	2003		2004		2005		2006
	$	%	$	%	$	%	$	%
Manufactured Products:
Thailand	62,984	29.7%	82,039	27.9%	100,683	29.9%	142,500	30.4%
Singapore	12,514	5.9%	16,887	5.8%	14,968	4.4%	29,440	6.3%
Australia	22,058	10.4%	30,491	10.4%	34,831	10.3%	49,134	10.5%
China	60,606	28.7%	91,243	31.0%	102,797	30.5%	148,502	31.7%
Export	34,131	16.2%	48,447	16.4%	48,237	14.3%	69,704	14.9%
Total	192,293	90.9%	269,107	91.5%	301,516	89.4%	439,280	93.8%
Distributed Products(1)	15,187	7.2%	15,493	5.2%	20,055	5.9%	12,416	2.7%
SDI Project Engineering(2)	3,919	1.9%	9,656	3.3%	15,691	4.7%	16,421	3.5%
Total net sales	211,399	100.0%	294,256	100.0%	337,262	100.0%	468,117	100.0%

(1)	Distributed Products are largely sold in Singapore.
(2)	All SDI Project Engineering is supplied in Singapore.

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

Sales of Company manufactured products in 2005 and 2006, respectively, accounted for 29.5% and 50.5% of the Company’s net sales in Singapore; in 2005, sales of Distributed Products accounted for 39.6% with the remaining 30.9% comprised of SDI project engineering services, and in 2006, sales of Distributed Products accounted for 21.3% with the remaining 28.2% comprised of SDI project engineering services. In 2005, sales to SP Powerassets alone accounted for approximately 61.7% of the Company’s total sales in Singapore and 9.3% of the Company’s total aggregate sales. In 2006, sales to SP Powerassets alone accounted for approximately 54.2% of the Company’s total sales in Singapore and 6.7% of the Company’s total aggregate sales. Additionally, sales of SDI project engineering services to SP Powerassets in 2005 and 2006 accounted for all of the Company’s SDI sales. Approximately 46.4% of the sales to SP Powerassets in 2005 and 37.0% in 2006 were sales of Distributed Products, which sales have a low profit margin. Such sales are not made under a continuing contract, but pursuant to purchase orders placed from time to time with the Company by SP Powerassets. Although SP Powerassets is an important customer of the Company, neither the loss of Distributed Product sales to SP Powerassets, nor the loss of manufactured product sales to SP Powerassets, which the Company expects would be replaced by sales to other customers, would likely have a material adverse effect on the Company’s results of operations. Although the Company does not believe that it could easily replace its SDI sales to SP Powerassets by sales to other customers, SDI sales presently account for only 3.5% of the Company’s sales.

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

Exports

The Company’s main export markets are Hong Kong, Vietnam, India, China, Malaysia and Indonesia. Export sales are conducted by local agents or distributors of the Company in accordance with terms and prices negotiated between the local agent and the Company at the time of sale. In

Thailand, the Company’s principal export is enameled wire. In Singapore, the Company’s principal export is power cable. The Company does not actively pursue an export business in Singapore, but benefits from Singapore’s position as a trading center and makes export sales in response to buyer inquiries and solicitations. Total export sales accounted for 14.3% and 14.9% of net sales in 2005 and 2006, respectively.

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

Australia

Currently, besides APEC there are two major wire and cable producers in Australia: Olex Cables (owned by Pacific Dunlop) and Pirelli Cables, with factories in the states of Victoria and New South Wales respectively. Both are APEC’s principal competitors. In addition, General Cables is a major participant in the market. During fiscal years 2005 and 2006, APEC was the only power cable producer in Queensland and therefore sought to take advantage of other competitors importing into Queensland. APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne and Perth in order to attract and service the customers in those regions. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards. Free Trade Agreements have recently been signed with Singapore and Thailand.

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

Other Markets

The Company exported approximately 16.0% and 15.9% of its manufactured products in 2005 and 2006, respectively. These products are principally sold through independent suppliers in competition with domestic and foreign manufacturers.

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

Thailand

Economic growth in 2004 decreased to 6.1% from 6.7% growth recorded in 2003 as a result of modest decreases in private investment, domestic consumption and exports. Thailand GDP grew by 5.0% and 4.5% in 2006 and 2005 respectively. The World Bank projected Thai economic growth in 2007 to be approximately 4.3% followed by 4.6% in 2008. GDP figures were obtained from the World Bank website.

A substantial portion of the Company’s Thai operations, which accounted for approximately 44.2% and 45.3% of the Company’s net sales in 2005 and 2006, respectively, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (‘‘GDP’’). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

Singapore

The Singapore government reported that the economy grew 7.7% and 8.2% in 2007 and 2006 respectively. The economy expanded by 6.4% in 2005 and 8.8% in 2004. The growth was partially contributed by Singapore government efforts to re-set priorities and to attract and retain foreign investments. Much of the economy’s growth in 2006 came from increased exports of electronics, pharmaceuticals and chemicals. The Singapore government has projected lower growth of 4.0% to 6.0% in 2008 due to the expected U.S. economy slowdown.

The Singapore government has established targets to increase the population from the current 4.6 million in 2007 to approximately 6 million by the end of 2020. This planned growth in population is expected to result in an increase in demand for residential property and construction.

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

The Chinese economy is reported to have expanded by 10.7% and 10.2% in 2006 and 2005 respectively, as a result of fiscal stimulus and robust external demand. Exports and imports continue to surge. Fixed-asset investment, a crucial component of China’s economic growth, rose during the period partly as a result of increased public expenditure on infrastructure projects and technology upgrades of state-owned entities. The World Bank projected China economic growth in 2007 to be approximately 11.3% followed by 9.6% in 2008.

    4.3    Organizational Structure

Thailand

The Company’s Thai operations are conducted by Siam Pacific, which produces telecommunications cable, power cable and enameled wire for the domestic market, Pacific Thai, a specialized producer of enameled wire for the export market and Charoong Thai, which manufactures power telecommunications cables and, through its subsidiaries, provides telecommunication and network services. As of December 31, 2005, the Company owned effective 52.43% interests in Siam Pacific, Pacific Thai and Charoong Thai. By 2006, the Company’s effective ownership interest in those three entities had been reduced to 50.39%, with the decrease in the Company’s percentage ownership being attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.

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

Singapore

The Company’s Singapore operations are conducted primarily through its 98.3%-owned subsidiary, Sigma Cable. The Company believes that Sigma Cable is the largest producer of low voltage power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is also the exclusive distributor in Singapore of copper rod and medium and high voltage wire and cable manufactured by PEWC.

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

The Company owns Sigma-Epan, a primarily Singapore-based group of companies, which manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan had manufacturing operations in Singapore and Malaysia. It achieved ISO 9002 certification for its quality management system in 1990. Its customers were largely multinational original equipment manufacturers and its export markets included Malaysia, the Philippines, Indonesia, Thailand, Australia, New Zealand, China and the USA. Sigma-Epan ceased operations in May 2007.

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

China

Until 2006, the Company owned a 94.31% interest in NPC. NPC manufactured a range of telecommunications cable and LAN electronic cables in Yinjiang Town, Zhejiang Province, China. NPC began commercial production of high quality telecommunications cable in December 1996. Total production capacity of the NPC operations was approximately 800,000 pkm per year.

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

The Company also has a 53.9% effective interest in Shanghai Yayang, a company in Shanghai, China. Shanghai Yayang is a joint venture company manufacturing enameled wire which was formed in 1998, and is a subsidiary of Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

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

On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (‘‘CCH’’) and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (‘‘PEWS’’) from PEWC, the then majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2005 and 2006.

    4.4    Property, Plant and Equipment

The Company’s manufactured products are produced at facilities on premises owned or leased by Siam Pacific, Pacific Thai, Charoong Thai, Sigma Cable, Sigma-Epan (manufacturing operations were terminated in 2007), APEC, NPC (manufacturing operations were terminated in 2006), Shanghai Yayang, SPFO and PEWS.

As of December 31, 2005 and December 31, 2006, the summary status of the Company’s facilities and operations was as follows:

Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on a 26.79 acre site that it also owns. The production facility is mortgaged to Bangkok Bank as security for a $9.0 million line of credit. Pacific Thai operates a separate 92,800 square meter production facility located at the same site which it leases from Siam Pacific.

Charoong Thai owns a 24.7 acre production facility in Chachoengsao province, near Bangkok, Thailand. The production facility is located on a 57.9 acre site which Charoong Thai also owns. Neither the production facility nor the land is mortgaged.

Sigma Cable operates at a production facility on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation (‘‘JTC’’) for 30 years from September 16, 2000 to September 16, 2030. JTC is a government-linked corporation and is Singapore’s largest industrial landlord.

Sigma-Epan leased an office space from Sigma Cable in Singapore and operated two factory units in Johore Bahru and Penang, both in Malaysia. Both manufacturing operations were terminated as of 2007.

APEC owns a 6,735 square meter manufacturing facility on a 39,000 square meter land in Brisbane, Australia, which is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately Australian $10 million.

NPC operated on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China, with a factory area of 3.3 acres. A leasehold right of industrial land use for the land was granted for 50 years. Manufacturing operations at NPC were terminated in 2006. NPC continues to hold the leasehold right of the land.

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

The Company’s primary operating facilities as of December 31, 2005 and December 31, 2006 are briefly described below:

Location	Company	Products
Bangkok, Thailand	Siam Pacific	Telecommunications cable, power cable, enameled wire
Bangkok, Thailand	Pacific Thai	Enameled wire
Bangkok, Thailand	Charoong Thai	Telecommunications cable, power cable
Ningbo, China	NPC	Telecommunications cable, LAN cable (operations terminated in 2006)
Shanghai, China	Shanghai Yayang	Enameled wire
Yanggu, China	SPFO	Fiber optic cable
Shenzhen, China	PEWS	Enameled wire
Singapore	Sigma Cable	Power cable, SDI project engineering, distributed products
Singapore and Malaysia	Sigma-Epan	Electronic cable (operations terminated in 2007)
Brisbane, Australia	APEC	Power cable

All of the Company’s facilities in Bangkok, Singapore, Brisbane and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.

Item 5:    Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this Annual Report. Because more than 90% of the Company’s revenues are derived from its manufactured products segment, the following discussion is not presented on a segment basis.

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

The management at the respective subsidiaries conducts a thorough review of the inventory in all of its product lines on a regular basis. Provisions for inventories are made to reduce excess inventories to their estimated net realizable values, as necessary. The subsidiaries will take into consideration their best estimates of product sales prices, copper prices and customer demand patterns. It is at least reasonably possible that the estimates used by the subsidiaries to determine their provisions for inventory losses will be materially different from the actual amounts or results. The subsidiaries will also evaluate inventory on a regular basis for obsolete or slow-moving items to ascertain if the recorded allowance is reasonable and adequate. Inventory is written down for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

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

In 2004, the Company recorded an impairment charge of $0.1 million related to the unrealized loss in value of a long-term investment in a privately-held company. In 2005, the impairment of investment consisted of an impairment of $3.0 million in Loxley Pacific Co., Ltd. (‘‘LoxPac’’) due to limited business prospects of its investments, and an impairment of $0.2 million in SHP due to oversupply of products in the market at Shandong and temporary suspension of construction of the production line.

Revenue Recognition

Sales represent the invoiced value of goods sold, net of value added tax and returns, commission income earned on distribution activities, and service fee income on installation activities. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The specific recognition criteria summarized in the next succeeding paragraph must also be met before revenue is recognized.

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

Deferred Income Taxes

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

Impairment of Long-Lived Assets

We evaluate the carrying value of our long-lived assets, consisting primarily of property plant and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In 2004, the Company recorded an impairment change of $0.1 million related to the unrealized loss in value of a long-term investment in a privately-held company. In 2002 and 2006, the Company recorded impairment charges of $1.6 million and $0.2 million, respectively, related to the impairment of certain property, plant and equipment of NPC.

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

Financial Statements of Equity Investees

The Company is a minority shareholder of Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’). Under Rule 3-09 of Regulation S-X promulgated by the SEC, the losses sustained by the Company from its SHP investment in 2004 require the inclusion of SHP’s separate audited financial statements in this Annual Report. The SHP financial statements are included as Exhibit 19.2 to this Annual Report.

The Company is a minority shareholder of Loxley Pacific Company Limited (‘‘LoxPac’’). Under Rule 3-09 of Regulation S-X promulgated by the SEC, the losses sustained by the Company from its LoxPac investment in 2004 and 2005 require the inclusion of LoxPac’s separate audited financial statements for 2004 and 2005 in this Annual Report. LoxPac did not use PCAOB-registered accountants in the preparation of its financial statements, and as a minority shareholder, the Company cannot compel LoxPac to re-audit its financial records. The Company is thus unable to include audited financial statements for LoxPac in this Annual Report.

Recent Pronouncements

In February 2006, FASB Statement No. 155 — ‘‘Accounting for Certain Hybrid Financial Instruments (‘‘SFAS 155’’) – an Amendment of FASB Statements No. 133 and 140,’’ was issued. This statement provides companies with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS 133 by allowing companies to make an irrevocable election to measure a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. The election may be made on an instrument-by-instrument basis and can be made only when a hybrid financial instrument is initially recognized or undergoes a remeasurement event. Statement No. 155 also requires that interests in securitized financial assets be evaluated to identify whether they are freestanding derivatives or hybrid financial instruments containing an embedded derivative that requires bifurcation. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. The impact of SFAS 155 will depend on the future issuance or remeasurement of and the nature of any hybrid financial instruments held by the Company after the effective date, but management does not currently expect SFAS 155 to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

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

In September 2006, FASB issued Statement No. 157 — ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for us on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions.

In September 2006, FASB Statement No. 158 — ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)’’ (‘‘SFAS 158’’), was issued. This statement requires an employer that sponsors one or more defined benefit pension or other postretirement plans to recognize an asset or liability for the overfunded or underfunded status of its postretirement benefit plans in its balance sheet for years ending after December 15, 2006. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. The statement also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s statement of financial position. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the requirement to measure plan assets and benefit obligations as of the statement of financial position date, which is effective for fiscal years ending after December 15, 2008. Transition for the recognition provisions is entirely prospective. We are currently evaluating the potential impact, if any, that the adoption of SFAS 158 will have on our consolidated financial statements.

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

In February 2007, the FASB issued Statement No. 159 – ‘‘The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115’’ (‘‘SFAS 159’’). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of SFAS 159 will have significant impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 — ‘‘Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51’’ (‘‘SFAS 160’’). SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 requires expanded disclosures in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact of SFAS No. 160 on its financial statements.

    5.2    Summarized Income Statement

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and notes thereto (the ‘‘Financial Statements’’) presented in Item 18 of this Annual Report.

The following table sets forth a summary statement of income for the periods indicated (dollar ($) amounts in thousands of US$):

	2003	2004	2005	2006
Net Sales:
Manufactured products:
Telecommunications wire and cable	$33,640	$35,713	$32,171	$49,069
Power cable	58,450	55,577	101,333	147,726
Enameled wire	95,541	172,870	162,483	237,097
Electronic cable	4,662	4,947	5,529	5,388
Total manufactured products	192,293	269,107	301,516	439,280
SDI project engineering	3,919	9,656	15,691	16,421
Distributed Products	15,187	15,493	20,055	12,416
Total net sales	211,399	294,256	337,262	468,117
Gross profit:
Manufactured products:
Telecommunications wire and cable	8,631	3,109	1,600	11,092
Power cable	11,224	10,709	18,465	24,647
Enameled wire	12,295	23,367	16,401	21,484
Electronic cable	555	561	82	369
Total manufactured products	32,705	37,746	36,548	57,592
SDI project engineering	92	258	(375)	(284)
Distributed Products	491	868	634	1,107
Total gross profit	33,288	38,872	36,807	58,415
Gross profit margin:
Manufactured products
Telecommunications wire and cable	25.3%	8.7%	5.0%	22.6%
Power cable	19.2%	19.3%	18.2%	16.7%
Enameled wire	12.9%	13.5%	10.1%	9.1%
Electronic cable	11.9%	11.3%	1.5%	6.8%
Total manufactured products	16.9%	14.0%	12.1%	13.1%
SDI Project engineering	2.3%	2.7%	(2.4)%	(1.7)%
Distributed Products	3.2%	5.6%	3.2%	8.9%
Total gross margin	15.7%	13.2%	10.9%	12.5%
    5.3    Operating Results

5.3.1    Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for approximately 60% to 70% of the cost of sales.

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

Average copper prices per metric ton have increased by 73.3% from $3,835 in 2005 to $6,645 in 2006. The higher cost of copper has contributed to a higher selling price of our products in 2006 and has contributed to sales increase of $131 million in 2006, representing an increase of 38.8% over sales in 2005. Gross profit margins for manufactured products in 2006 were on average at 13.1% compared to 12.1% in 2005.

Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2006, 2005 and 2004 copper prices are as follows:

		2006	2005	2004
Average LME copper price ($/Ton)	1Q	$5,103	$3,380	$3,068
	2Q	7,198	3,524	2,663
	3Q	7,602	3,858	3,139
	4Q	6,675	4,577	3,219
	Year	6,645	3,835	3,023

The rates of year 2006 GDP growth for Thailand, Singapore and China were 5.0%, 7.9% and 10.7%, respectively. The 2005 GDP growth rates for Thailand, Singapore and China were 4.5%, 6.6% and 10.2%, respectively. GDP figures were obtained from the World Bank website. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We continue to see growth in these industrial sectors following the sustained growth in the general economies of the respective countries and strong governments’ expenditures on infrastructure.

The Company showed net profit of $13.0 million in 2006, compared to net losses of $5.0 million in 2005 due largely to increases in sales, gross profit margins and exchange gains, and lower impairment of investments. Overall net sales increased by 38.8% due to a copper price increase and higher demand for our products due to sterling economic growth in the region. Revenue from manufactured products increased by 45.8% but was offset by a decrease in SDI project engineering and Distributed Products by 19.3% in 2006 compared to 2005. Overall gross profit margins increased from 10.9% in 2005 to 12.5% in 2006, mainly due to an increase in the profit margin in telecommunication wire and cable products. Selling, general and administrative expenses have increased by 7.4%, mainly due to increases in the provision for doubtful accounts and inventory, and professional fees.

Our net results in 2006 were aided by positive contributions from exchange gain and gain on liquidation of subsidiary, with offset by lower impairment of investment. An exchange gain of $5.5 million was recorded in 2006 largely due to the appreciation of the Thai Baht.

Net Sales

Sales of manufactured product increased by 45.8% from $301 million in 2005 to $439 million in 2006, contributing to an overall sales increase of 38.8%. Sales in enameled wire exhibited the strongest increase of 46.0% due to the strong demand from appliance manufacturers especially in China and higher selling prices reflecting the rise of copper prices as a percentage of overall sales. Sales of Distributed Products and revenue from SDI project engineering in Singapore decreased in 2006 due to decreased demand and offers of tenders from SP Powerassets.

The following table shows the percentage share in net sales of the respective operations with respect to our total sales in 2006.

	Manufactured products only	All products and services
Thailand	48.3%	45.3%
Singapore	6.7%	12.5%
Australia	11.2%	10.5%
China	33.8%	31.7%
Total	100.0%	100.0%

Gross Profit

Gross profit for 2006 was $58.0 million, representing an increase of 55.5% compared to $37.3 million for 2005 in line with increased sales and increased gross profit margins. Gross profit contributed by sales of manufactured products was $57.6 million in 2006 compared to $36.5 million in 2005.

Overall gross profit margins increased from 10.9% in 2005 to 12.5% in 2006 due to increased margin in telecommunication wire and cable products. Gross profit margin for manufactured products increased from 12.1% in 2005 to 13.1% in 2006 due to higher contribution margins from telecommunication wire and cable.

Operating Profit

Selling, general and administrative expenses increased by $2.0 million or 7.4% in 2006, due to higher provisions for doubtful accounts and inventory, and professional fees. Higher provisions in doubtful accounts and inventory were in line with the increased accounts receivables and inventory resulting from increased sales.

Exchange Gain/Loss

In July 1997, the flotation of the Thai Baht caused the currency to fall in value against the U.S. dollar and triggered declines in other regional currencies, such as the Singapore dollar and Australian dollar. The Thai Baht generally appreciated against the U.S. dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. In the past several years, the global weakening of the U.S. dollar against many other currencies has resulted in a strengthening of the Baht against the U.S. dollar. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2006 and December 31, 2005, based on the Noon Buying Rate, were as follows:

	December 31, 2006	December 31, 2005
Foreign currency to US$1:
Thai Baht	36.10	40.99
Singapore $	1.53	1.66
Australian $	1.27	1.36
Chinese Rmb	7.80	8.07

Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the Company resulted in $5.5 million exchange gain in 2006.

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

Gain/Loss from Investees

In 2005, as in 2006, the share of gain in equity investees was largely related to a share of operating profits of Shandong Pacific Rubber Cable Co., Ltd (‘‘SPRC’’).

Impairment of Investment

In 2005, the impairment of investment consisted of an impairment of $3.0 million in Loxley Pacific Co., Ltd. (‘‘LoxPac’’) due to limited business prospects of its investments, and an impairment of $0.2 million in SHP due to oversupply of products in the market at Shandong and temporary suspension of construction of the production line.

Loss on Sale of Investment

The loss on sale of investment in 2005 and 2006 was largely due to the disposal of a portion of our investment in Charoong Thai.

Gain on Liquidation of Subsidiary

In 2006, the gain on liquidation of subsidiary of $1.8 million resulted from the liquidation of CTW (Hong Kong) Limited.

Income Taxes

In 2006, our overall income tax charge has increased in line with the increased chargeable income with an overall tax rate on chargeable income at 31.5%.

Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2005 and 2006 are disclosed in Note 12 of Item 18: Financial Statements.

5.3.2    Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for approximately 60% to 70% of the cost of sales.

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

Average copper prices per metric ton have increased by 26.9% from $3,023 in 2004 to $3,835 in 2005. The increase in copper prices contributed to an increase in sales value in 2005 compared to the prior year. Gross profit margins for manufactured products in 2005 were on average at 12.1% compared to 14.0% in 2004.

Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2005, 2004 and 2003 copper prices are as follows:

		2005	2004	2003
Average LME copper price ($/Ton)	1Q	$3,380	$3,068	$1,663
	2Q	3,524	2,663	1,640
	3Q	3,858	3,139	1,753
	4Q	4,577	3,219	2,059
	Year	3,835	3,023	1,779

The rates of year 2005 GDP growth for Thailand, Singapore and China were 4.5%, 6.6% and 10.2% respectively. The 2004 GDP growth rates for Thailand, Singapore and China were 6.3%, 8.4% and 9.1% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We are beginning to see the return of growth in these industrial sectors following the recovery in the general economies of the respective countries and increases in governments’ expenditures on infrastructure.

The Company showed net losses of $5.0 million in 2005 compared to net losses of $2.5 million in 2004 largely on account of lower gross profit margins and higher net exchange loss, interest expense and impairment of investments. Overall net sales increased by 14.6% due to an increase in revenue from manufactured products by 11.9% and from SDI project engineering and Distributed Products by 42.1% compared to 2004. An increase in copper prices also contributed to the increases in overall sales value. Overall gross profit margins decreased from 13.2% in 2004 to 10.9% in 2005 mainly due to a decrease in the profit margin in telecommunication wire and cable products and electronic cable products. Selling, general and administrative expenses have decreased mainly due to decreases in provision for doubtful accounts.

Our net results in 2005 were affected by negative contributions from exchange loss, higher net interest expense and impairment of investments. An exchange loss of $3.1 million was recorded in 2005 largely due to the depreciation of the Thai Baht.

Net Sales

Sales of manufactured product increased by 11.9% from $269 million in 2004 to $301 million in 2005, resulting in an overall sales increase of 14.6%. The rise in copper prices also contributed to higher selling prices. Sales in power cable exhibited the strongest increase of 82.3% due to the strong demand from government agencies and contractors especially in Thailand. Sales of Distributed Products and revenue from SDI project engineering in Singapore increased in 2005 due to increased demand and offers of tenders from SP Powerassets.

The following table shows the percentage share in net sales of the respective operations with respect to our total sales in 2005.

	Manufactured products only	All products and services
Thailand	49.3%	44.2%
Singapore	5.0%	15.0%
Australia	11.6%	10.3%
China	34.1%	30.5%
Total	100.0%	100.0%

Gross Profit

Gross profit for 2005 was $36.8 million, representing a decrease of 5.3% compared to $38.9 million for 2004. Gross profit contributed by sales of manufactured products was $36.5 million in 2005 compared to $37.7 million in 2004.

Overall gross profit margins decreased from 13.2% in 2004 to 10.9% in 2005 due to decreased margin in telecommunication wire and cable products and electronic cable products. Gross profit margin for manufactured products decreased from 14.0% in 2004 to 12.1% in 2005 due to the higher cost of raw material.

Operating Profit

Selling, general and administrative expenses have decreased by $2.1 million in 2005, largely due to lower provision for doubtful accounts.

Exchange Gain/Loss

In July 1997, the flotation of the Thai Baht caused the currency to fall in value against the U.S. dollar and triggered declines in other regional currencies, such as the Singapore dollar and Australian dollar. The Thai Baht generally appreciated against the U.S. dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. In the past several years, the global weakening of the U.S. dollar against many other currencies has resulted in a strengthening of the Baht against the U.S. dollar. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2005 and December 31, 2004, based on the Noon Buying Rate, were as follows:

	December 31, 2005	December 31, 2004
Foreign currency to US$1:
Thai Baht	40.99	38.80
Singapore $	1.66	1.63
Australian $	1.36	1.28
Chinese Rmb	8.07	8.28

Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the companies resulted in $3.1 million exchange losses in 2005.

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

Gain/Loss from Investees

In 2004, investee loss relates to LoxPac, BCN, SPHC, SHP and Shandong Pacific Rubber Cable Co., Ltd. (‘‘SPRC’’). In 2005, the share of gain in equity investees was largely due to a share of operating profits of SPRC.

Impairment of Investments

The impairment of investment in 2005 consisted of an impairment of $3.0 million in Loxley Pacific Co., Ltd. (‘‘LoxPac’’) due to limited business prospects of its investments, and an impairment of $0.2 million in SHP due to oversupply of products in the market at Shandong and temporary suspension of construction of the production line.

Loss on Sale of Investment

The losses on sale of investment in 2004 and 2005 were largely due to the disposal of a portion of our investment in Charoong Thai.

Income Taxes

In 2005, our overall income tax charge decreased partly as a result of the decrease in estimated PRC tax on CCH profits.

Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2004 and 2005 are disclosed in Note 12 of Item 18: Financial Statements.

5.3.3    Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

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

Overall gross profit margins have decreased from 15.7% in 2003 to 13.2% in 2004 due to decreased margin in telecommunication wire and cable products. Gross profit margin for manufactured products decreased from 17.0% in 2003 to 14.0% in 2004 due to the higher cost of raw material.

Operating Profit

Selling, general and administrative expenses have increased by $8.3 million in 2004, due to provision for doubtful accounts and inventory, and professional fees. An impairment charge of $134,000 related to the unrealized loss in value of a long-term investment in a privately held company.

Exchange Gain/Loss

In July 1997, the flotation of the Thai Baht caused the currency to fall in value against the U.S. dollar and triggered declines in other regional currencies, such as the Singapore dollar and Australian dollar. The Thai Baht generally appreciated against the U.S. dollar during the course of 1998 and largely stabilized in 1999. However, from mid-2000, the Thai economy began to decelerate as a result of weak domestic demand, coupled with a major fiscal expansion program espoused by the newly elected government, which contributed to a weakening of the Thai Baht. In the past several years, the global weakening of the U.S. dollar against many other currencies has resulted in a strengthening of the Baht against the U.S. dollar. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies. The exchange rates as of December 31, 2004 and December 31, 2003, based on the Noon Buying Rate, were as follows:

	December 31, 2004	December 31, 2003
Foreign currency to US$1:
Thai Baht	38.80	39.63
Singapore $	1.63	1.70
Australian $	1.28	1.33
Chinese Rmb	8.28	8.28

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

Gain/Loss from Investees

In 2003, the share of gain in equity investees was largely related to share of operating profits of Loxley Pacific Co., Ltd. (‘‘LoxPac’’) and the recovery of certain receivables from Newcall Group Limited (now known as Blue Chip New Zealand limited (‘‘BCN’’)). In 2004, investee loss was related to LoxPac, BCN, SPHC, SHP and Shandong Pacific Rubber Cable Co., Ltd. (‘‘SPRC’’). The share of loss of equity interests in 2004 consists of the impairment of goodwill of $3,134,000 in LoxPac and impairment of $1,358,000 in SHP, taken upon determination of a market oversupply at Shandong and temporary suspension of construction of the production lines.

Loss on Sale of Investment

The loss on sale of investment in 2003 and 2004 was largely due to the disposal of a portion of our investment in Charoong Thai.

Income Taxes

In 2004, our overall income tax charge decreased partly as a result of the decrease in estimated PRC tax on CCH income and Australian taxes on APEC profits.

Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2003 and 2004 are disclosed in Note 12 of Item 18: Financial Statements.

    5.4    Liquidity and Capital Resources

Capital Expenditure and Capital Resources

Net proceeds from the initial public offering of Common Shares on March 26, 1997 were $33.3 million. The proceeds have been used to finance a significant portion of the cost of our development. The following are the major investments and purchases in 2003, 2004, 2005 and 2006:

In 2003, the Company injected $1.7 million in Shanghai Yayang through its subsidiary, Pacific Thai, thereby increasing the Company’s interest in Shanghai Yayang from 62.39% to 63.49%. In 2004 and 2006, the Company, through its subsidiary, Charoong Thai, made additional capital contributions of $0.5 million and $1 million, respectively, into Shanghai Yayang. The additional investment was in view of improved sales and operating performance and the need for capacity expansion as part of the Company’s operational strategy. The Company and its joint venture partner, Shandong Yanggu, have also injected $0.3 million each in SPFO. To date, the Company has invested a total of $2.8 million with a 51.0% interest in SPFO. The Company has also contributed a $0.2 million capital injection into SHP.

Total purchases of property, plant and equipment totaled $11.1 million in 2002, $5.0 million in 2003, $4.3 million in 2004, $4.4 million in 2005, and $5.2 million in 2006. Purchases relate mainly to the capacity expansion of certain subsidiaries in Thailand and China, namely CTW, Shanghai Yayang and SPFO. The remaining purchases were for replacement of old equipment.

Liquidity

We met our working capital requirements from cash provided by operations and both short-term and long-term borrowings. Net cash used for operating activities for 2006 was $42.3 million, compared to $20.2 million generated in 2005 and $18.1 million used in 2004. Net cash generated in investing activities in 2006 was $2.6 million, compared to $18.7 million used in 2005 and $5.2 million used in 2004, and largely was used on purchasing property, plant, and equipment and decreased in restricted short-term bank deposits. Net cash generated from financing activities amounted to $41.8 million in 2006 largely from the increase of bank loans.

The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $111 million on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2006, the unused portion of the credit lines was approximately $60 million which included unused letters of credit amounting to $24 million. Letters of credit are issued for the account of the Company during the ordinary course of business by major financial institutions as required by certain vendor contracts. As of December 31, 2006, the Company had open letters of credit totaling $19 million. Liabilities relating to the letters of credit are included in current liabilities.

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

The following table set forth our obligations and commitments to make future payments under contracts and other commitments.

	Payments due by period
Contractual obligations as of December 31, 2006 (In thousands of US$)	Total	2007	2008-2009	2010-2011	After 2011
Long term debt	1,577	1,577	—	—	—
Long term loan from PEWC	900	660	240	—	—
Capital lease obligations (principal amount only)	373	109	264	—	—
Operating leases	3,637	493	433	273	2,438
Purchase obligations for copper cathodes	85,403	85,403	—	—	—
Total contractual cash obligations	91,890	88,242	937	273	2,438

For more details on financial commitments and contingencies, please refer to Exhibit 18.1 ‘‘Asia Pacific Wire & Cable Corporation Limited – Audited Financial Statements,’’ beginning on page F-1.

    5.5    Inflation

We do not consider inflation to have had a material impact on our results of operations during the periods covered.

    5.6    Off-Balance Sheet Arrangements

We do not consider the Company to have any material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 6:    Directors, Senior Management and Employees

    6.1    Directors and Senior Management

As of December 31, 2005 and December 31, 2006, the Bye-laws provided for a classified board consisting of Class A Directors and Class B Directors. As of December 31, 2005, there were three Class A Directors and three Class B directors. As of December 31, 2006, there were three Class A Directors and five Class B Directors. Each Director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. However, any matter then submitted to the Board of Directors for a vote required the approval of at least one Class A Director. In 2007, the shareholders approved an amendment to the Bye-laws of the Company which eliminated the provision for a classified board. Accordingly, at present, there is only one class of directorships and no one or more directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights.

The following table sets forth certain information concerning the directors and executive officers of the Company as of December 31, 2005. You are advised that the following table is presented for historical purposes and it does not list the current directors of the Company, who are named further on in this Section 6.1 of our Annual Report. All directors are subject to annual election by the shareholders of the Company.

Name	Age	Position
Ryoji Furukawa	51	Director (Class A)
Eric Chi Chiu Yip	47	Director (Class A)
Wellen Sham	52	Director (Class A)
Michael C. Lee	55	Director (Class B)
Yuan Chun Tang	45	Director (Class B)
Jimmy Tsay	52	Director (Class B)
James M. Keyes	41	Bermuda Resident Secretary
Reid Management Company	N/A	Resident Representative in Bermuda

The following table sets forth certain information concerning the directors and executive officers of the Company as of December 31, 2006. You are advised that the following table is presented for historical purposes and it does not list the current directors of the Company, who are named further on in this Section 6.1 of our Annual Report. All directors are subject to annual election by the shareholders of the Company.

Name	Age	Position
Ryoji Furukawa	51	Director (Class A)
Eric Chi Chiu Yip	47	Director (Class A)
Wellen Sham	52	Director (Class A)
Michael C. Lee	55	Director (Class B)
Yuan Chun Tang	45	Director (Class B)
Ching Rong Shue	56	Director (Class B)
Gai Poo Lee	49	Director (Class B)
Fang Hsiung Cheng	63	Director (Class B)
James M. Keyes	41	Bermuda Resident Secretary
Reid Management Company	N/A	Resident Representative in Bermuda

Certain officers and directors of the Company are also officers and directors of PEWC and/or PEWC affiliates or AMC or AMC affiliates, as described below. A brief professional summary for each member of the Board of Directors as of December 31, 2005 and/or December 31, 2006 is as follows:

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

Mr. Yuan Chun Tang is a member of the Board of Directors of the Company. He also serves as Chairman of PEWC. Mr. Yuan became a Director of the Company in 2004 and was appointed Chairman of the Company in 2005.

Mr. Ching Rong Shue is a member of the Company’s Board of Directors. He also serves as Vice President of PEWC. Mr. Shue became a Director of the Company in 2006.

Mr. Gai Poo Lee is a member of the Company’s Board of Directors. He also serves as Vice President of PEWC. Mr. Lee became a director of the Company in 2006.

Mr. Fang Hsiung Cheng is a member of the Company’s Board of Directors. He also serves as Assistant Vice President of PEWC. Mr. Cheng became a director of the Company in 2006.

Mr. Jimmy Tsay is a member of the Company’s Board of Directors. He is an independent director. He also is a professor in and chair of the Accounting Department at National Taiwan University. Mr. Tsay became a director of the Company in 2005.

Notwithstanding the relationships with Sino-JP, AMC or with PEWC or with any of their respective affiliates, the above named individuals, in their capacities as directors and officers of the Company, are subject to fiduciary duties to the Company.

The above tables do not reflect changes in Board composition during the course of the years 2005 and 2006, but only list the Board members as of year end. Independent director Tim Wong resigned from the Board on March 18, 2005, followed by Charles Xue, who resigned on March 22, 2005. They were replaced on March 24, 2005 by Ulyos Maa and Jimmy Tsay. Thereafter, Jack Sun, Andy Cheng and David Sun resigned from the Board on October 14, 2005. Independent director Ulyos Maa also resigned on October 14, 2005. Christopher Cheng was appointed on April 6, 2006 to replace Mr. Maa, along with three other directors, Ching Rong Shue, Gai Poo Lee and Fang-Hsiung Cheng. On June 29, 2006, Jimmy Tsay resigned from the Board, followed by Christopher Cheng on July 3, 2006. On June 28, 2007, Eric Chi Chiu Yip, Wellen Sham and Ryoji Furukawa resigned from the Board. On the same date, Andy Cheng, Jack Sun and David Sun were re-appointed to the Board.

At the 2007 AGM, shareholders of the Company voted to change from a classified to an unclassified Board, with a total of ten members composed of eight shareholder-elected directors and two casual vacancies to be filled after the meeting. As of the date of the filing of this Annual Report, the Board consists of ten members. The following eight members were elected by shareholders at the 2007 AGM: Michael Lee, Andy C.C. Cheng, David T. Sun, Jack T. Sun, Gai Poo Lee, Ching Rong Shue, Fang-Hsiung Cheng and Yuan Chun Tang. Two independent directors, Anson Chan and Yichin Lee, were appointed to the casual vacancy positions by the Board on September 28, 2007.

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

Two independent directors, Mr. Charles Xue and Mr. Tim Wong, served on the audit committee until their resignation in 2005. On March 24, 2005, two new independent directors, Mr. Ulyos Maa and Mr. Jimmy Tsay, were appointed to the Board and to the audit committee. Mr. Maa resigned on October 14, 2005, and was replaced on the audit committee by Mr. Christopher Cheng, who was appointed on April 6, 2006. Mr. Tsay and Mr. Cheng served on the committee until Mr. Tsay’s resignation on June 29, 2006, which was followed by Mr. Cheng’s resignation on July 3, 2006. The Company did not have an audit committee for the remainder of 2006.

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

    6.3    Remuneration Committee

The Board first created the remuneration committee in 2003 to assist it in determining the compensation to be paid to the executive directors of the Company. The first remuneration committee was comprised of two independent directors, Mr. Charles Xue and Mr. Tim Wong, who served on the committee until their resignation in 2005. Mr. Jimmy Tsay, another independent director, was appointed to the remuneration committee on the same date, and served until his resignation on June 29, 2006. As of the date of the filing of this Annual Report, the Board has not appointed new directors to the remuneration committee.

    6.4    Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2005 and 2006 was approximately $1.4 million per annum. As of December 31, 2005 and December 31, 2006, our directors and executive officers beneficially owned 10,000 Common Shares representing approximately 0.072% of the outstanding Common Shares.

The fee for the independent directors is $20,000 per year and the fee payable to directors who are executive officers of the Company is $10,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance of meetings of the Board of Directors.

Presently, there is no group policy on bonus or profit-sharing plan or stock options. However, the Company’s subsidiaries have their respective bonus or profit-sharing plans based on individual performance and subsidiaries’ profitability for the fiscal year, which are generally in accordance with the industry practice and market conditions in the respective countries.

    6.5    Employees

Certain relevant information regarding the Company’s employees as of December 31, 2005 and December 31, 2006 is described in this Section 6.5. The Company employed a total of approximately 1,860, 1,950 and 1,960 employees in 2004, 2005 and 2006, respectively, of which about 18% were administrative and management personnel. Approximately 54% of employees are in Thailand, 32% in China, 9% in Singapore and 5% in Australia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.

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

Item 7:    Major Shareholders and Related Party Transactions

    7.1    Major Shareholders

As of December 31, 2004, Sino-JP Fund, a company incorporated under the laws of the Cayman Islands, was the owner of 10,074,102 Common Shares, representing approximately 72.84% of the issued and outstanding Common Shares. Pacific Electric Wire & Cable Corporation was the owner, indirectly, of 356,757 Common Shares, representing approximately 2.56% of the issued and outstanding Common Shares. The remaining Common Shares were held by investors who purchased in the public market. See — ‘‘Recent Developments, Section 4.1.2.’’

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

Under a Share Purchase Agreement dated September 10, 2004 by PEWC and Asset Managers Co., Ltd. (‘‘AMC’’), AMC agreed to purchase the 10,074,102 Common Shares from Set Top for purchase consideration of $25,000,000 (the ‘‘2004 Share Purchase Agreement’’). In addition, AMC entered into an Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) granting to PEWC an option (the ‘‘Repurchase Option’’) to purchase 7,307,948 Common Shares (the ‘‘Repurchase Shares’’), representing approximately 52.84% of the issued and outstanding Common Shares.

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

On September 14, 2005, PEWC exercised the Repurchase Option and reacquired the Repurchase Shares for an aggregate purchase price of $18,861,813.78, or $2.581 per share, plus a guaranteed return. Exercising the Repurchase Option required approval of the PEWC Banking Group, which imposed certain conditions on PEWC. One condition imposed by the PEWC Banking Group was that PEWC enter into a letter of undertaking (‘‘the ‘‘PEWC Letter of Undertaking’’) which provided that, among other conditions, PEWC enter into a trust agreement with the PEWC Banking Group (the

‘‘PEWC Trust Agreement’’), under which the Repurchase Shares were registered in Bermuda in the name of Chiao Tung Bank Trust Department Trust Assets (‘‘CTB’’), although PEWC retained beneficial ownership of the Repurchase Shares unless and until there occurred an event of default under the PEWC Trust Agreement. In May 2006 the PEWC Banking Group determined that PEWC had fulfilled or was in a position to fulfill the requirements with respect to the PEWC Trust Agreement. Therefore, on June 6, 2006, CTB, on behalf of the PEWC Banking Group, delivered a letter instructing termination of the PEWC Trust Agreement and authorizing the registration of the repurchase Shares on behalf of PEWC without any pledge or encumbrance of the PEWC Banking Group. See — ‘‘Risk Factors: Change of Control, Section 3.3.1’’; ‘‘Recent Developments, Section 4.1.2.’’

The following table sets forth certain information regarding beneficial ownership of the Company’s capital stock as of December 31, 2005 and December 31, 2006 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.	7,664,615	55.400%
Sino-JP Fund Co., Ltd.	2,766,154	20.000%
Directors and Officers of the Company	10,000	0.072%

    7.2    Related Party Transactions

As of December 31, 2005 and December 31, 2006, the Company’s largest short-term loan was $1.5 million borrowed from Moon View Venture Limited, a subsidiary of PEWC. The loan is unsecured. As of December 31, 2005 and December 31, 2006, the only long-term loan was from PEWC in the amount of $5.9 million and $0.9 million, respectively. As of December 31, 2005, the loan was unsecured and consisted of $2.9 million being interest-free while the remaining portion bore interest at LIBOR plus 1%. As of December 31, 2006, the loan was unsecured and interest-free. Interest has been paid quarterly. The loan is repayable in 2008.

Additional details regarding related party balances as of December 31, 2005 and December 31, 2006 and related party transactions during 2005 and 2006 are disclosed in Note 17 of Item 18: Financial Statements.

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

In order to implement the terms of the Settlement Agreement, PEWC and Asset Managers Co., Ltd. (‘‘AMC’’) entered into a Share Purchase Agreement dated as of September 10, 2004 (the ‘‘2004 Share Purchase Agreement’’), pursuant to which AMC agreed to pay to Set Top the sum of $25,000,000 in exchange for all right, title and interest of Set Top in 10,074,102 shares of APWC (the ‘‘Subject Shares’’). Following the closing of the 2004 Share Purchase Agreement, AMC designated Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) as an assignee of the Subject Shares and Sino-JP was registered as the record owner of the Subject Shares with the Company’s register. As of June 28, 2007, Sino-JP sold all of its Common Shares, the directors and officers designated by it submitted their resignations and Sino-JP ceased to have any interest in the Company. See — ‘‘Recent Developments, Section 4.1.2.’’

8.1.2	Sino-JP/PEWC/APWC Litigation (Settled); See — ‘‘Recent Developments, Section 4.1.2’’

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the ‘‘Settlement Agreement’’), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership, acquired the Sino-JP Shares (the ‘‘SOF Acquisition’’) and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, all of the directors and officers designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers (the ‘‘Sino-JP Indemnified Persons’’) for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Bermuda Companies Act (the ‘‘Companies Act’’). See — ‘‘Recent Developments, Section 4.1.2.’’

8.1.3    Sigma Cable/Highness Electrical Litigation (Appealed)

The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (‘‘Sigma Cable’’). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region.

In June 2005, Highness Electrical Engineering Pte Ltd (‘‘Highness Electrical’’) commenced action in The High Court of The Republic of Singapore (the ‘‘High Court’’) against Sigma Cable claiming damages arising from an alleged breach of a contract. The parties entered into a contract on December 17, 2003 for the supply by Sigma to Highness Electrical of various types of electrical cables from December 2003 to December 31, 2005. By early February 2005, Sigma still had not delivered goods ordered several months prior. As a result, on February 3, 2005, Highness Electrical claimed Sigma Cable had repudiated the contract. On March 30, 2005, Sigma Cable agreed to supply electrical cables at the prices originally agreed to. However, in June, Highness Electrical instituted an action to recover damages for the loss it had suffered as a result of having to pay higher prices for electrical cable. In June 2006, the High Court ruled that Sigma Cable had repudiated the contract and ordered that the assessment of damages be done by the Registrar.

Sigma Cable appealed the High Court’s verdict, but the determination that Sigma Cable was liable for damages has been upheld on appeal. In February 2008, the Supreme Court assessed damages of approximately $886,000. Sigma Cable is currently appealing this determination of damages. However, Sigma Cable has taken a write-down of its accounts receivable in 2005 in the amount of $886,000 in order to account for this adverse judgment.

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

The Company’s Common Shares were subsequently delisted from the NYSE in the first quarter of 2002 and were traded on the Over-the-Counter Bulletin Board (the ‘‘OTC BB’’), which is an electronic quotation service for trading of shares of OTC securities among market makers who are NASD members. As a foreign private issuer, the Company is required to file its annual report on Form 20-F with the SEC within six months following the close of its fiscal year. The Company was not in a position to make the filing of its 2004 annual report on a timely basis. After the expiration of an automatic grace period, on August 29, 2005 the OTC BB delisted the Company for failure to remain current in the filing of its periodic reports. The Company is currently traded on the Pink Sheets under the symbol ‘‘AWRCF.’’ The Company intends to diligently pursue a relisting on the OTC BB or a national exchange as soon as possible. See — ‘‘Risk Factors – OTCB BB Delisting; Potential Illiquidity of Common Shares, Section 3.3.1’’; see — ‘‘Recent Developments, Section 4.1.2.’’

The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

The high and low sales price for Common Shares on the OTC BB (from February 2002 when the Company re-established a public trading market for its Common Shares on the OTC BB) for each quarterly period from the first quarter of 2002 to the last quarter of 2006 are as follows:

	Price per Share ($)
	High	Low
2002
First Quarter	0.73	0.32
Second Quarter	0.90	0.48
Third Quarter	0.65	0.29
Fourth Quarter	1.55	0.51
2003
First Quarter	1.06	0.83
Second Quarter	1.60	0.75
Third Quarter	2.74	1.40
Fourth Quarter	3.60	2.15
2004
First Quarter	3.10	2.25
Second Quarter	2.90	1.90
Third Quarter	3.49	2.20
Fourth Quarter	4.75	2.90
2005
First Quarter	4.80	3.75
Second Quarter	4.00	2.20
Third Quarter	2.55	1.20
Fourth Quarter	2.23	1.40
2006
First Quarter	1.60	0.81
Second Quarter	1.60	0.83
Third Quarter	4.00	0.99
Fourth Quarter	2.95	2.15

9.2    Nature of the Trading Market

As of the date of the filing of this Annual Report, our Common Shares are quoted and traded on the Pink Sheets operated by Pink Sheets LLC, under the symbol ‘‘AWRCF.’’

Item 10:    Additional Information

    10.1    Memorandum of Association and Bye-laws

10.1.1	General

For a detailed description of the Company’s principal activities, see ‘‘History and Development of the Company, Section 4.1.’’ The Company’s Bye-laws were amended on December 16, 2004 to establish a classified Board of Directors consisting of up to three Class A Directors and up to seven Class B Directors. On September 7, 2007, the Company’s Bye-Laws were amended again to delete the provisions providing for a classified Board of Directors and to provide that a quorum shall consist of a majority of the members of the Board of Directors then in office. The Company’s Bye-laws, as so amended, were filed with the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2004.

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

Our authorized share capital of $200,000 consists of 20,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2005 and December 31, 2006 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding.

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

Our Bye-laws generally do not provide the holders of our Common Shares preemptive rights in relation to any issues of Common Shares by us or any transfer of our shares.

However, the Company has in the Shareholders Agreement granted to SOF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that SOF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company. See — ‘‘Obligations under Shareholders Agreement Section 3.3.7.’’

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

The Bye-laws provide that the Board of Directors may, whenever it thinks fit, convene a special general meeting. Bermuda law requires that shareholders be given at least five days’ notice of a meeting of the Company. Our Bye-laws extend this period to provide that not less than 20 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or nonreceipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

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

At the annual general meeting held on September 7, 2007, the shareholders of the Company approved resolutions establishing the number of directorships at ten members. At that meeting, eight members of the Board of Directors were elected, with two seats then reserved as casual vacancies. See — ‘‘Recent Developments, Section 4.1.2.’’

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint their own alternates.

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

The following is a summary of certain United States federal income tax consequences of the acquisition, ownership and disposition of Common Shares by a U.S. Holder (as defined below) and a Non-U.S. Holder (as defined below). The summary does not purport to be a comprehensive description of all possible tax considerations that may be relevant to a decision to purchase Common Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), regulations promulgated under the Code by the U.S. Treasury Department (the ‘‘Treasury’’) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the ‘‘IRS’’), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Further, this summary does not discuss any foreign, state or local tax consequences.

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

Taxation of U.S. Holders

The discussion in ‘‘Taxation of Dividends’’ and ‘‘Taxation of Capital Gains’’ below assumes that the Company will not be treated as a passive foreign investment company (‘‘PFIC’’) for U.S. federal income tax purposes. For a discussion of the rules that apply if the Company is treated as a PFIC, see the discussion in ‘‘Passive Foreign Investment Company’’ below.

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

The notice further provided, however, that the Treasury and the IRS were continuing to consider, for subsequent years, the treatment of dividends with respect to stock listed only in a manner that did not meet this definition, such as on the OTC Bulletin Board or on the electronic Pink Sheets. In particular, the notice indicated that the Treasury and the IRS were considering whether or to what extent treatment of stock that was listed only in such manner as ‘‘readily tradable on an established securities market in the United States’’ should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under SEC or exchange rules, or issuer disclosure or determinations regarding PFIC status. The IRS has not yet provided further guidance on whether or in what circumstances, a company like the Company, which is traded on the electronic Pink Sheets, will be treated as a qualified foreign corporation. Should the Company be relisted on a registered national exchange, any dividends paid by the Company should qualify for the reduced rates referred to above.

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

Taxation of Capital Gains

A U.S. Holder will recognize taxable gain or loss on any sale, exchange or other disposition of Common Shares (including a liquidation, dissolution or as a result of a non-pro rata redemption of Common Shares that qualified for treatment as a sale or exchange for United States federal income tax purposes) in an amount equal to the difference between the amount realized for the Common Shares and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the Common Shares have been held for more than one year on the date of the sale, exchange or other disposition thereof, and will be short-term capital gain or loss if the Common Shares have been held for one year or less on the date of the sale or exchange thereof. Any gain recognized by a U.S. Holder generally will be treated as United States source income. In general, an individual’s long-term capital gains are subject to U.S. federal income tax at a marginal rate of 15%, or 5% in the case of individuals in the 10% or 15% income tax brackets. (If an individual is subject to the ‘‘alternative minimum tax’’, the maximum effective tax rate on long-term capital gains will be 26% to 28%).

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

Backup Withholding

In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of Common Shares to non-corporate U.S. Holders, and ‘‘backup withholding’’ at the rate of 28% will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the IRS notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its United States federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. In general, payment of the proceeds from a sale of Common Shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner establishes an exemption. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS. Payment of the proceeds from the sale of Common Shares effected outside the United States by a foreign office of certain United States connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.

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

If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), Non-U.S. Holders generally will be subject to tax on such distributions in the same manner as U.S. Holders, as described in ‘‘Taxation of U.S. Holders – Taxation of Dividends’’ above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional ‘‘branch profits tax’’ at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

If a Non-U.S. Holder meets the test in clause (i) above, such Non-U.S. Holder generally will be subject to tax on any gain that is effectively connected with his conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in ‘‘Taxation of U.S. Holders – Taxation of Capital Gains’’ above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional ‘‘branch profits tax’’ at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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

    11.1    Foreign Currency Exposure

Changes in currency exchange rates influence the Company’s results of operations. The Company’s principal operations and sales are located in Thailand, Singapore and China and a substantial portion of its revenues are denominated in Baht, Singapore dollars or Chinese Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of the Company’s future capital expenditures are expected to be in U.S. dollars. The Company requires a significant amount of U.S. dollars for its ongoing equipment upgrade and maintenance programs. Although the Company’s reporting currency is U.S. dollars, the functional currency of its Singapore operations, which accounted for approximately 15.0% and 12.5% of Company sales (including sales of Distributed Products) in 2005 and 2006, respectively, is the Singapore dollar, the functional currency of its Thai operations, which accounted for approximately 44.2% and 45.3% of Company sales in 2005 and 2006, respectively, is the Baht, and the functional currency of its Chinese operations, which accounted for approximately 30.5% and 31.7% of Company sales in 2005 and 2006, respectively, is the Renminbi. Accordingly, any devaluation of the Baht, or the Singapore dollar or the Chinese Renminbi against the U.S. dollar increases the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and has an adverse impact on the operations of the Company.

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

The Company entered into forward exchange contracts with a notional value of approximately $1.8 million that matured in March and April 2007.

    11.2    Interest Rate Risk

The Company’s exposure to market rate risk for changes in interest rates relates primarily to the Company’s bank loans and overdrafts, long-term debt and interest-bearing long-term loans from PEWC. The Company maintains a mixture of both fixed and floating debt instruments. Interest paid totaled $3.7 million in 2005 and $5.6 million in 2006.

The following table provides information about the Company’s debt instruments as of December 31, 2005 and December 31, 2006 that are sensitive to changes in interest rates.

Principal Amount (In thousands of US$)	2005	2006
Bank loans and overdrafts	49,165	95,986
Long-term debt	1,615	1,577
Interest-bearing long-term loan from PEWC	3,000	—
Total	53,780	97,563

We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. We manage the exposure to financial market risk by performing ongoing evaluations of our debt portfolios and restructuring our financial instruments accordingly to provide the optimum interest structure. At our current level of indebtedness, a half percentage point change in interest rates would affect our interest payments by approximately $0.5 million annually.

    11.3    Risks Relating to Copper

Copper is the principal raw material we use, accounting for approximately 60% and 70% of the cost of sales in 2005 and 2006, respectively. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust charges to our customers, such that increases and decreases in the price of copper are fully reflected in those charges. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not continue to recur.

Item 12:    Description of Securities Other Than Equity Securities

(Not applicable)

Part II

Item 13:    Defaults, Dividend Arrearages and Delinquencies

(Not applicable)

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not applicable)

Item 15:    Controls and Procedures

In 2004, we retained an internationally recognized consulting firm, to review and evaluate the effectiveness of our disclosure controls and procedures and to assist the Company in establishing satisfactory disclosure controls and procedures. The consulting firm concluded that our disclosure controls and procedures were not satisfactory in a number of respects to ensure that material information relating to us was made known to them or to senior management by others within our Company. In particular, the following material weaknesses were identified:

•	Lack of satisfactory policies and procedures governing the Company’s and its subsidiaries’ accounting policies, internal control and code of conduct;

•	Lack of an adequate internal audit function;

•	Lack of a structured monthly financial statement close process for the Company and its subsidiaries to allow timely financial reporting;

•	Need for greater U.S. GAAP and tax expertise to identify potential accounting and taxation issues that have a material impact on the Company; and

•	Lack of credit control policies at various subsidiaries.

The Company is committed to improving the efficacy and reliability of its system of internal controls. We are developing new procedures to enhance internal controls over financial reporting, and we are establishing an internal audit department at the Company headquarters which would establish the rules for internal control procedures and would supervise operating and financial audits. Other measures taken include engaging external consultants to advise on risk control and internal audit functions and to assist in achieving compliance with applicable regulatory requirements, sending staff for training on U.S. GAAP accounting, employing more staff progressively to strengthen the accounting, finance and internal audit departments, implementing credit control policies at certain subsidiaries, and commencing the process of documenting policies and procedures governing the Company’s accounting policies, internal control and code of conduct.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. The certifications provided as part of this Annual Report by our Chief Executive Officer and by our Chief Financial Officer are subject to and qualified by the disclosures and discussion in this Report on the absence of adequate disclosure controls and procedures. See — ‘‘Risk Factors: Inadequate Disclosure Controls and Procedures, Section 3.3.4.’’

This Annual Report does not contain a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to the application of a transition period established by the Securities and Exchange Commission.

Item 16A.    Audit Committee Financial Expert

As of December 31, 2005 and December 31, 2006, the Company did not have an audit committee. As the Common Shares are traded in the Pink Sheets, the Company is not required to have an audit committee that meets the requirements of, nor is it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58) of the Exchange Act. On September 28, 2007, our Board appointed Mr. Anson Chan and Dr. Yichin Lee as independent directors to fill the two casual vacancies on the Board, and to constitute the members of the audit committee, with Mr. Chan serving as the audit committee’s chairman.

The audit committee was responsible for coordinating the preparation of this Annual Report.

On April 26, 2005, the Company adopted an audit committee Charter, which sets forth the powers and responsibilities of the audit committee of the Company. A copy of the Charter is on file with the SEC.

Item 16B.    Code of Ethics

On April 26, 2005 the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics is on file with the SEC.

Item 16C.    Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for each of the fiscal years 2005 and 2006 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.5 million and $0.6 million, respectively.

Audit-Related Fees

There were no fees for the fiscal years 2005 and 2006 for assurance and audit-related services by the principal accountant.

Tax Fees

The aggregate fees billed for the fiscal years 2005 and 2006 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning total approximately $6,000 for each year. These fees were for services including tax planning, compliance and general advice.

All Other Fees

There were no other fees for the fiscal years 2005 and 2006 for services, other than those services described in the preceding paragraphs of this Item 16C, rendered by the principal accountant.

Audit Committee Approval

The engagement of the accountant to render audit or non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the audit committee of the Company, all services described in this Item 16C were approved by the audit committee holding office at the time of the engagement, which was the full Board of Directors. The services described in this Item 16C were approved also by the current audit committee after its appointment by the Board on September 28, 2007.

Item 16D.    Exemptions from the Listing Standards for the Audit Committees

The Company is not a listed issuer.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2005 and 2006, there were no purchases by the issuer or any ‘‘affiliated purchaser’’ for the purposes of this Item.

Part III

Item 17:    Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18:    Financial Statements

See page F-1 and FF-1.

Item 19:    Exhibits

1.1	Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).
1.2	Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.2 of the Company’s Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
3.1	Shareholders’ Agreement dated June 28, 2007 (incorporated by reference to Exhibit 3.1 of the Company’s Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
4.1	Composite Services Agreement (incorporated by reference to Exhibit 3.1 of the Company’s Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).
4.2	Indemnification Agreement dated November 6, 1996 (incorporated by reference to Exhibit 10.2 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).

4.3	Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder’s Loan (incorporated by reference to Exhibit 5.1 of the Company’s Form 20-F filed with the Securities and Exchange Commission on July 1, 2002).
4.4	Settlement Agreement between Set Top International Inc. (Party A) and Pacific Electric Wire and Cable Co., Ltd. and Asia Pacific Wire and Cable Corporation Ltd. (Party B) (Translation) (incorporated by reference to Exhibit 4.4 of the Company’s Form 20-F filed with the Securities and Exchange Commission on July 7, 2004).
4.5	Settlement Agreement between Asia Pacific Wire & Cable Corporation, Ltd. and Sino-JP Fund Co., Ltd. (incorporated by reference to Exhibit 4.5 of the Company’s Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
4.6	Termination Agreement between Pacific Electric Wire & Cable Co., Ltd. and Chiao Tung Bank (incorporated by reference to Exhibit 4.6 of the Company’s Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
15(a)	Audit Committee Charter (incorporated by reference to Exhibit 15(a) of the Company’s Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: March 17, 2008	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Audited Financial Statements

Asia Pacific Wire & Cable Corporation Limited

As of December 31, 2004, 2005 and 2006

Years ended December 31, 2003, 2004, 2005 and 2006

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Asia Pacific Wire & Cable Corporation Limited

We have audited the accompanying consolidated balance sheet of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the ‘‘Company’’) as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Ernst & Young Certified Public Accountants

Singapore
October 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the ‘‘Company’’) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mazars Moores Rowland LLP Mazars Moores Rowland LLP Certified Public Accountants

Singapore
March 7, 2008

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2004	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$18,504	$20,748	$24,664
Unrestricted short-term bank deposits (note 5)	5,915	9,482	2,003
Restricted short-term bank deposits (note 5)	8,169	11,264	13,587
Accounts receivable, net of allowance for doubtful accounts of $8,516, $8,383 and $9,290 as at December 31, 2004, 2005 and 2006, respectively (note 11)	78,766	78,965	120,422
Amounts due from related parties (note 17)	4,444	4,562	8,534
Inventories, net of allowance for inventories of $3,450, $2,142 and $3,806 as at December 31, 2004, 2005 and 2006, respectively (note 11)
Distributed products	1,503	1,636	3,390
Finished products	27,109	26,451	45,624
Products in process	12,415	12,333	22,576
Raw materials and supplies	21,368	18,593	37,423
	62,395	59,013	109,013
Investments (note 7)	2,076	1,384	232
Deferred tax assets (note 12)	2,576	301	490
Prepaid expenses	3,400	4,280	10,612
Other current assets	2,402	1,588	1,995
Total current assets	188,647	191,587	291,552
Property, plant and equipment:
Land	4,451	4,023	4,514
Land use rights	2,108	2,161	2,624
Buildings	38,908	37,191	42,375
Machinery and equipment	89,943	88,126	101,938
Motor vehicles	2,941	2,787	3,433
Office equipment	7,348	7,663	9,209
	145,699	141,951	164,093
Accumulated depreciation and amortization	(80,896)	(85,100)	(106,749)
	64,803	56,851	57,344
Other assets:
Long term investments (note 7)	668	579	533
Investment in equity investees (note 21)	7,788	4,165	4,238
Goodwill (note 6)	8,324	8,324	8,801
Other assets	108	248	58
Deferred tax assets (note 12)	95	1,184	2,039
	16,983	14,500	15,669
Total assets	$270,433	$262,938	$364,565

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2004	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans and overdrafts (note 8)	$48,002	$49,165	$95,986
Accounts payable	23,799	20,011	31,114
Accrued expenses	3,763	5,423	7,522
Amounts due to related parties (note 17)	21,984	25,508	33,306
Short-term loans from related parties (note 17)	1,732	1,732	2,632
Income tax liabilities (Note 12)	3,333	3,266	8,308
Current portion of long-term debt (note 9)	1,710	—	1,577
Deferred tax liabilities (note 12)	493	323	516
Other current liabilities	3,679	5,809	2,507
Total current liabilities	108,495	111,237	183,468
Long-term debt, less current portion (note 9)	—	1,615	—
Long-term debt from related parties, less current portion (note 17)	5,945	5,926	—
Other liabilities	217	166	387
Deferred tax liabilities (note 12)	1,640	300	728
Total liabilities	116,297	119,244	184,583
Minority interest	46,990	46,072	61,217
Commitments and contingencies (notes 14 and 16)
Shareholders’ equity (note 10):
Common stock, $0.01 par value:
Authorized shares – 20,000,000 shares Issued and outstanding shares – 13,830,769 in 2004, 2005 and 2006	138	138	138
Additional paid-in capital	111,541	111,541	111,541
Retained earnings	18,508	13,551	26,524
Accumulated other comprehensive loss (note 13)	(23,041)	(27,608)	(19,438)
Total shareholders’ equity	107,146	97,622	118,765
Total liabilities and shareholders’ equity	$270,433	$262,938	$364,565
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2003	2004	2005	2006
Net sales
Manufactured products	$192,293	$269,107	$301,516	$439,280
Distributed products	15,187	15,493	20,055	12,416
Sales, delivery and installation of wires and cables	3,919	9,656	15,691	16,421
	211,399	294,256	337,262	468,117
Costs of sales (purchases from related parties amounted to $53,141 in 2003, $56,402 in 2004, $55,620 in 2005 and $74,346 in 2006)
Manufactured products	(159,588)	(231,361)	(264,968)	(381,688)
Distributed products	(14,696)	(14,625)	(19,421)	(11,309)
Sales, delivery and installation of wires and cables	(3,827)	(9,398)	(16,066)	(16,705)
	(178,111)	(255,384)	(300,455)	(409,702)
Gross profit	33,288	38,872	36,807	58,415
Selling, general and administrative expenses	(19,585)	(25,203)	(25,536)	(26,195)
Provision for doubtful debts	(894)	(3,664)	(1,017)	(1,221)
Provision for inventories	—	—	(201)	(1,121)
Impairment of long-lived assets	—	—	—	(196)
Income from operations	12,809	10,005	10,053	29,682
Exchange gain (loss)	4,161	233	(3,137)	5,464
Interest income	285	225	680	705
Interest expense	(1,407)	(2,250)	(3,427)	(5,886)
Share of net gain (loss) of equity investees	1,475	(4,224)	170	73
Impairment of investments	—	(134)	(3,223)	(86)
Loss on sale of investments	(885)	(1,161)	(259)	(729)
Gain on liquidation of subsidiary	−	—	—	1,801
Other income	1,122	925	829	1,536
Income before income taxes and minority interests	17,560	3,619	1,686	32,560
Income taxes (note 12)	(2,477)	(4,716)	(3,860)	(10,257)
Minority interests	(5,083)	(1,427)	(2,783)	(9,330)
Net income (loss)	$10,000	$(2,524)	$(4,957)	$12,973
Basic and diluted income (loss) per share	$0.72	$(0.18)	$(0.36)	$0.94
Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769	13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of US Dollars, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2003	$138	$111,541	$11,032	$(30,664)	$92,047
Net income for 2003	—	—	10,000	—	10,000
Currency translation adjustment	—	—	—	4,754	4,754
Gains realized on disposal of available-for-sale securities	—	—	—	(89)	(89)
Unrealized gains on available-for-sale securities – net of income tax of $15	—	—	—	464	464
Comprehensive income					15,129
Balance at December 31, 2003	138	111,541	21,032	(25,535)	107,176
Net loss for 2004	—	—	(2,524)	—	(2,524)
Currency translation adjustment	—	—	—	1,583	1,583
Unrealized gains on available-for-sale securities – net of income tax of $1	—	—	—	911	911
Comprehensive loss					(30)
Balance at December 31, 2004	138	111,541	18,508	(23,041)	107,146
Net loss for 2005	—	—	(4,957)	—	(4,957)
Currency translation adjustment	—	—	—	(4,062)	(4,062)
Unrealized loss on available-for-sale securities – net of income tax of $286	—	—	—	(505)	(505)
Comprehensive loss					(9,524)
Balance at December 31, 2005	138	111,541	13,551	(27,608)	97,622
Net income for 2006	—	—	12,973	—	12,973
Currency translation adjustment	—	—	—	9,822	9,822
Less: reclassification adjustment for realized translation gain for liquidation of subsidiary included in net income, net of income tax of $556	—	—	—	(1,245)	(1,245)
Gain realized on sale of available-for-sale securities – net of income tax of $258	—	—	—	(343)	(343)
Unrealized loss on available-for-sales securities – net of income tax of $92	—	—	—	(64)	(64)
Comprehensive income					21,143
Balance at December 31, 2006	$138	$111,541	$26,524	$(19,438)	$118,765

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2003	2004	2005	2006
Operating activities:
Net income (loss)	$10,000	$(2,524)	$(4,957)	$12,973
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Gain) loss on disposal of property, plant and equipment	(1,336)	41	386	(136)
Depreciation	9,217	8,295	9,429	8,989
Deferred income taxes	(2,110)	126	(324)	(423)
Provision for doubtful accounts	902	3,528	1,017	1,221
Provision for slow-moving inventories	77	1,439	346	2,017
Share of net (gain) loss of equity investees	(1,475)	4,224	(170)	(73)
Impairment of long lived assets	—	—	—	196
Impairment of investments	—	134	3,223	86
Loss on sale of investments	885	1,161	259	729
Gain on liquidation of subsidiary	—	—	—	(1,801)
Minority interests	5,083	1,427	2,783	9,330
Foreign currency translation adjustment	(1,405)	(1,967)	5,211	(1,192)
Changes in operating assets and liabilities net of acquisitions of business:
Accounts receivable	(2,637)	(22,578)	(3,357)	(35,809)
Inventories	(6,253)	(18,138)	3,037	(52,017)
Other current assets	547	(3,017)	(66)	(6,739)
Amounts due to related parties	8,030	(1,868)	3,405	3,827
Accounts payable, accrued expenses and other liabilities	4,733	11,582	6	15,892
Net cash provided by (used in) operating activities	24,258	(18,135)	20,228	(42,930)
Investing activities:
Decrease in restricted short-term bank deposits	(2,488)	(4,523)	(10,925)	(1,056)
(Decrease) increase in unrestricted short-term bank deposits	(4,697)	2,019	(3,867)	8,619
Investment in equity investees	(183)	(60)	—	—
Purchases of property, plant and equipment	(4,877)	(4,269)	(4,478)	(5,202)
Proceeds from disposal of property, plant and equipment	2,147	123	743	574
Acquisition of additional investment in subsidiary	(1,091)	—	—	(477)
Proceeds from disposal of investments	6,013	839	—	626
Disposal of other assets	81	638	—	190
Purchases of other assets	(218)	—	(140)	—
Net cash (used in) provided by investing activities	(5,313)	(5,233)	(18,667)	3,274
Financing activities:
Borrowings of loans from related parties	(288)	(231)	—	—
Repayments of long-term debt	(1,750)	(1,879)	(19)	(5,026)
Repayments of bank loans	(65,884)	(13,801)	(10,806)	(19,048)
Increase in bank loans	51,060	39,815	12,506	65,516
Net (decrease) increase in overdrafts	(57)	467	(537)	354
Net cash (used in) provided by financing activities	(16,919)	24,371	1,144	41,796
Effect of exchange rate changes on cash and cash equivalents	787	257	(461)	1,776
Net increase in cash and cash equivalents	2,813	1,260	2,244	3,916
Cash and cash equivalents at beginning of year	14,431	17,244	18,504	20,748
Cash and cash equivalents at end of year	$17,244	$18,504	$20,748	$24,664

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Asia Pacific Wire & Cable Corporation Limited (the ‘‘Company’’), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. The Company is principally engaged in owning operating companies engaged in the electronic cable, power cable, telecommunication cable and enameled wire industry.

The Company’s operating subsidiaries (the ‘‘Operating Subsidiaries’’) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (‘‘PRC’’) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories.

Background on the Pledge Agreement to Swiss Re

As previously disclosed in the Company’s 2004 Financial Statements, PEWC and Swiss Re entered into an Amended and Restated Letter of Credit and Reimbursement Agreement (the ‘‘LC Agreement’’), pursuant to which Swiss Re issued a letter of credit to satisfy certain credit and loan obligations of PEWC’s subsidiary, Pacific USA Holdings Corp. (‘‘PUSA’’), to PUSA’s lenders. Under the LC Agreement, Swiss Re issued a Standby Letter of Credit in favor of Standard Chartered Bank, Hong Kong Branch (‘‘Standard’’), in the total amount of $124 million (the ‘‘Letter of Credit’’), conditioned upon the closing of a $120 million transaction between PUSA and Standard. As a condition to obtaining the letter of credit, in February 2002, PUSA, PEWC and Swiss Re finalized a Pledge Agreement (‘‘Pledge Agreement’’), pursuant to which PUSA pledged to Swiss Re shares representing approximately 53% of the equity of the Company (the ‘‘Pledged Shares’’), together with certain shares of other related entities. At that time PEWC was the ultimate beneficial owner of approximately 75.4% of the equity interest in the Company through its subsidiaries, Kinbong Holdings Limited (‘‘Kinbong’’) and PUSA.

PUSA Bankruptcy

As also previously disclosed in the 2004 financial statements, in December 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Because of the bankruptcy filing, in December 2002, Swiss Re paid to Standard $90.6 million under the terms of the Letter of Credit as a result of which Swiss Re became entitled, under the terms of the Pledge Agreement, to foreclose on the Pledged Shares of the Company.

Litigation

Following an internal investigation, it was discovered by the Boards of both PEWC and the Company that an ex-director of PEWC (‘‘ex-director’’), without the authorization of either Board, had separately negotiated a transaction whereby the Pledged Shares of the Company held by PUSA and the shares of the Company held by Kinbong would be transferred to Set Top International Inc. (‘‘Set Top’’), a British Virgins Islands company. The terms of the transaction were initially withheld from and, subsequently, misrepresented to the Boards of PEWC and the Company by the ex-director, together with certain of his associates.

The Boards of both PEWC and the Company concluded that the ex-director had an undisclosed interest in, or control position over, Set Top, and that the terms he agreed to with Set Top were significantly less favorable to the companies than those that would have been available in a bona fide transaction with an unaffiliated party.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

On December 4, 2003, PEWC and the Company commenced an action in the United States District Court for the Southern District of New York (the ‘‘Southern District’’) against the following parties: Set Top, Kinbong, Tom Ching-Yun Tung, Frank Wei-Feng Lin, Tai-Sheng Lien, Fu-Chuan Tsai, Fu-Nu Tsai, Yuan-Chun Hsu, Jack Takacs and Robert Everett Wolin (collectively ‘‘Defendants’’). The Complaint alleged various causes of action, including fraud and conspiracy to commit fraud; violation of section 13(d) of the Securities Exchange Act; RICO violations under 18 USC § 1962; and breach of fiduciary duty.

The Southern District action did not progress to the discovery phase as the parties sought to agree to the terms of a settlement agreement. On July 2, 2004, the Company, PEWC and Set Top entered into a Settlement Agreement (the ‘‘Settlement Agreement’’) pursuant to which PEWC agreed to pay Set Top $25 million (the ‘‘Settlement Amount’’).

Pursuant to the Settlement Agreement, the Company, PEWC and Set Top agreed to withdraw all claims in all litigation proceedings against each other, including the actions in New York, Singapore and Bermuda, and Set Top agreed to withdraw all of its claims in the PUSA bankruptcy proceedings. The parties have filed stipulations of discontinuance and/or dismissal for each of those actions.

In order to implement the terms of the Settlement Agreement, PEWC, Set Top and Asset Managers Co., Ltd. (‘‘AMC’’) entered into a Share Purchase Agreement and a related Option Agreement dated on September 15, 2004, pursuant to which AMC agreed to pay to Set Top $25 million in exchange for all right, title and interest of Set Top in 10,074,102 shares of APWC. Following the closing of the 2004 Share Purchase Agreement, AMC designated Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) as an assignee of the Subject Shares and Sino-JP was registered as the record owner of the Subject Shares with the Company’s register.

As of December 31, 2004, Sino-JP held 10,074,102 shares, representing approximately 72.84% of the outstanding shares of Common Stock of the Company.

On September 14, 2005, PEWC exercised the repurchase option under the Option Agreement and reacquired 7,307,948 shares of the Common Stock, representing 52.84% of the total issued and outstanding Common Stock. As a result of the reacquisition by PEWC of majority control, PEWC indirectly held as of that date 7,664,615 shares of Common Stock, representing 55.4% of the total issued and outstanding shares of Common Stock and Sino-JP now held 2,766,154 shares of the Common Stock, representing 20% of the total issued and outstanding shares of Common Stock (the ‘‘Sino-JP Shares’’).

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was also a party, and in Hong Kong, in which the Company was not a party.

On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP, which dismissed and released all claims between the parties and which put to an end to all related litigation. The 55% majority shareholder of the Company, PEWC, also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

The subsidiaries of the Company are set out below:

	Percentage of Equity interest
Place of incorporation and operations	2004	2005	2006
The British Virgin Islands
Asia Pacific Wire & Cable General Holdings Ltd	100%	100%	100%
PRC (APWC) Holding Ltd.	100%	100%	100%
Samray Inc.	100%	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%	100%
Moon View Ltd.	100%	100%	100%
Trigent Investment Holdings Limited	100%	100%	100%
Crown Century Holdings Ltd.	100%	100%	100%
Singapore
Sigma Cable Company (Private) Limited (‘‘Sigma Cable’’)	98.3%	98.3%	98.3%
Sino-Sin Trading Pte. Ltd. (‘‘Sino-Sin’’)	100%	100%	100%
Sigma-Epan International Pte Ltd. (‘‘Sigma-Epan’’)	100%	100%	100%
Singvale Pte Ltd (‘‘Singvale’’)	100%	100%	100%
The People’s Republic of China
Ningbo Pacific Cable Co., Ltd. (‘‘Ningbo Pacific’’)	94.31%	94.31%	94.31%
Shanghai Yayang Electric Co., Ltd. (‘‘Shanghai Yayang’’)	56.73%	56.36%	53.9%
Shandong Pacific Fiber Optics Co.Ltd (‘‘SPFO’’)	51%	51%	51%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (‘‘PEWS’’)	100%	100%	100%
Hong Kong
Crown Century Holdings Limited (‘‘CCH’’)	100%	100%	100%
Australia
Australia Pacific Electric Cable Pty Limited (‘‘APEC’’)	98.53%	98.53%	98.53%
Thailand
Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’)	52.83%	52.43%	50.39%
Siam Pacific Electric Wire & Cable Company Limited (‘‘Siam-Pacific’’)	52.83%	52.43%	50.39%
Pacific-Thai Electric Wire & Cable Company Limited (‘‘Pacific-Thai’’)	52.83%	52.43%	50.39%
Hard Lek Limited (‘‘Hard Lek’’)	73.98%	73.98%	73.98%
APWC (Thailand) Co., Ltd	95.66%	95.66%	95.66%
PEWC (Thailand) Co., Ltd	95.66%	95.66%	95.66%
Myanmar
Myanmar Sigma Cable Co., Ltd. (Not active)	78.59%	78.59%	78.59%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

ii)    The equity investees of the Company are set out below:

	Percentage of Equity interest
Place of incorporation and operations	2004	2005	2006
The People’s Republic of China
Shandong Huayu Pacific Fibre Optics Communications Co., Ltd. (‘‘Shandong Huayu’’)	48.73%	48.73%	48.73%
Shandong Pacific Rubber Cable Co., Ltd. (‘‘SPRC’’)	25.00%	25.00%	25.00%
Thailand
Siam Pacific Holding Company Limited (‘‘SPHC’’)	49.00%	49.00%	49.00%
Loxley Pacific Co., Ltd. (‘‘Lox Pac’’)	21.86%	21.76%	21.26%
Thai Professional Telecom Network Co., Ltd (‘‘Thai Professional’’)*	15.84%	15.84%	15.84%

*	Accounted for as an equity investee despite the Company holding less than 20% equity interest because the Company has the ability to exercise significant influence over the operating and financial policies of Thai Professional.

Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2004, 2005 and 2006 include the following:

(a)	Purchase in 2003 of additional new shares in Shanghai Yayang for $1,670, thereby increasing the Company’s interest in Shanghai Yayang from 62.39% to 63.49%. The increase in the Company’s interest in Shanghai Yayang has been accounted for as a purchase. Accordingly, the excess of fair value of the assets acquired over the amount paid for the incremental ownership of 1.1% resulted in goodwill of $717.

(b)	Disposal in 2003 of 8.46% interest in Charoong Thai for $6,013; thereby decreasing the Company’s interest in Charoong Thai from 63.87% to 55.41%. The Company recognised a loss of $885 on the disposal of Charoong Thai shares.

(c)	Convert in 2003 of $1,445 due from Newcall Group Limited (‘‘NGL’’) to equity in NGL, thereby increasing the Company’s interest in NGL from 20.81% to 27.45%.

(d)	Purchase in 2003 of additional new shares in Shandong Pacific Fiber Optics Co., Ltd. (‘‘Shandong Pacific’’) for $308. The Company’s equity in Shandong Pacific remained at 51%.

(e)	Purchase in 2003 of additional new shares in Shandong Huayu of $183, thereby increasing the Company’s interest in Shandong Huayu by 1.19% to 49.91%.

(f)	During 2004, Charoong Thai contributed additional capital in Shanghai Yayang in the form of a cash injection of $532 and purchased $500 of shares from PRC (APWC), thereby decreasing the Company’s interest in Shanghai Yayang by 6.76% to 56.73%. The Company recognized a loss of $49 as a result of this deemed disposal of interest in Shanghai Yayang.

(g)	Disposal in 2004 of 2.58% interest in Charoong Thai, thereby decreasing the Company’s interest in Charoong Thai from 55.41% to 52.83%. The Company recognized a loss of $1,377 on the disposal of these Charoong Thai shares.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

(h)	During 2004, Newcall Group Limited (‘‘NGL’’) engaged in an acquisition agreement with Blue Chip New Zealand Limited (‘‘BCN’’). According to the agreement, NGL had to change its share capital from 179,501,043 ordinary shares with no stipulated par value to 2,500,015 shares of NZD 0.1 each, and issue 50,000,000 new ordinary shares of NZD 0.1 each to BCN’s shareholders as consideration for the acquisition of all ordinary shares of BCN. As a result of the transaction, the interest of the Company in NGL decreased to 1.24%. Following the transaction, NGL changed its name to BCN.

(i)	Disposal in 2005 of 0.4% interest in Charoong Thai, thereby decreasing the Company’s interest in Charoong Thai from 52.83% to 52.43% due to the exercise of warrants. The Company recognized a loss of US$357 on the disposal of these Charoong Thai shares.

(j)	Disposal in 2006 of 2.04% interest in Charoong Thai, thereby decreasing the Company’s interest in Charoong Thai from 52.43% to 50.39% due to the exercise of warrants. The Company recognized a loss of $1,955 on the disposal of these Charoong Thai shares.

(k)	During 2006, Charoong Thai’s subsidiary, Pacific-Thai contributed additional capital in Shanghai Yayang in the form of a cash injection of $1,000, the excess of its consideration paid over the fair value of the assets acquired resulted in goodwill of $477. The Company’s interest in Charoong Thai decreased from 52.83% to 52.43% and from 52.43% to 50.39% due to the exercise of warrants in 2005 and 2006, respectively, which also resulted in the Company’s interest in Shanghai Yayang decrease by 0.37% to 56.36% and by 2.46% to 53.90% in 2005 and 2006, respectively.

(l)	In August 2000, the Board of Directors of Charoong Thai resolved to dissolve CTW (Hong Kong) Limited which was an overseas subsidiary company as CTW (Hong Kong) Limited was inactive. The dissolution was completed on August 16, 2006, and a gain of $1,801 was recognized in the consolidated statement of operations in 2006.

The Company was listed on the New York Stock Exchange in March 1997. On December 24, 2001, the staff of the New York Stock Exchange (‘‘NYSE’’) announced that it had determined that the trading of the common stock of APWC should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company had fallen below NYSE’s continued listing standards regarding: average global market capitalization over a consecutive 30 trading-day period of not less than $15; and average closing price of a security of not less than $0.001 over a consecutive 30 trading-day period. Following the delisting of the Company’s common stock on the NYSE, the Company’s common stock was traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (‘‘OTC BB’’), operated by NASD, Inc. After the Company failed to timely file its annual report on Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and since that time its shares of common stock have been quoted on the ‘‘pink sheets’’ market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities. Notwithstanding the above developments, the Company continues to be subject to the reporting requirements under the Securities Exchange Act of 1934.

2.    BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). The basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries and equity investee companies, which are prepared in accordance with the accounting principles generally accepted in

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

2.    BASIS OF PRESENTATION (continued)

their respective countries of incorporation. In the opinion of management, the consolidated financial statements have reflected all costs incurred by the Company and its subsidiaries in operating the business.

All dollar amounts in the financial statements and in the notes herein are U.S. dollars (‘‘US$’’) unless otherwise designated.

3.	CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

Certain comparative amounts in prior financial statements have been reclassified to conform with the current year’s presentation. Such reclassification had no affect on net income (loss).

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation. The Company’s investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies’ operating and financial policies. When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

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

If the expected sales price less completion costs and costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is recognized for the amount by which the carrying amount exceeds its net realizable value.

Due to changing market conditions in the wire & cable industry, in 2005 and 2006 management conducted a thorough review of the inventory in all of it product lines. As a result, a provision for inventory losses of $201 and $1,121 were charged against operations in 2005 and 2006, respectively, to

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

write down inventory to its net realizable value. This was based on the Company’s best estimates of product sales prices and customer demand patterns, and its plans to transition its products. It is at least reasonably possible that the estimate used by the Company to determine its provision for inventory losses will be materially different from the actual amount or results. These differences could result in materially higher than expected inventory provisions, which could have a materially adverse effect on the Company’s results of operations and financial condition in the near term.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation and any impairment losses. Asset leases qualifying as capital leases are also included in property, plant and equipment. Major renewals and improvements are capitalized and minor replacements, maintenance, and repairs are charged to current operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the respective lease term, whichever is shorter. No depreciation is charged for construction in progress and machinery and equipment under installation. Depreciation is provided as follows:

Land	Nil
Land use rights	15 – 50 years
Buildings	5 – 30 years
Machinery and equipment	5 – 10 years
Motor vehicles	3 – 8 years
Office equipment	3 – 10 years

Depreciation for 2003, 2004, 2005 and 2006 amounted to $9,217, $8,295, $9,429 and $8,989, respectively.

When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The useful lives and residual values if not insignificant are reassessed annually.

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

The impairment assessment was made as of December 31, 2003, 2004, 2005 and 2006, and no impairment was indicated. Total goodwill was $8,324, $8,324 and $8,801 as of December 31, 2004, 2005 and 2006, respectively.

Investments

Management determines the appropriate classification of its investment at the time of purchase and re-evaluates such designation as of each balance sheet date.

Equity securities are classified as available-for-sale, as the Company does not trade in these securities, but rather are held as longer term investments due to business relationships with the entities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity. The amortized cost of held-to-maturity debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Investments in which the Company does not have a controlling interest or an ownership voting interest to exert significant influence, and which are not publicly traded are accounted for at cost.

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

In 2004, the Company recorded an impairment charge of $134 related to the unrealized loss in value of a long-term investment in a privately-held company. In 2005, the Company recorded an impairment charge of $3,223 related to investment in certain equity investees.

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

In 2006, the Company recorded an impairment charge of $196 related to the impairment of certain property, plant and equipment of Ningbo, included in the manufactured products segment.

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

Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

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

The Company adopted EITF No. 00-21, ‘‘Accounting for Revenue Arrangements with Multiple Deliverables’’ (‘‘EITF 00-21’’) in 2003. The impact of adopting EITF 00-21 was not material to the financial statements in 2003, 2004, 2005 and 2006.

Shipping and Handling Costs

The Company classifies such costs as cost of sales.

Product Warranties

The Company provides for the estimated cost of product warranties based on the warranty policy and historical experience, and accrues for specific items at the time their existence is known and the amounts are determinable. Historical warranty liability and related costs have not been significant to the Company’s operations.

Foreign Currency Translation

The Company’s functional currency is generally the United States dollar and the consolidated financial statements have been presented in United States dollars.

The financial statements of the Company’s subsidiaries where the local currency is the functional currency have been translated into United States dollars in accordance with FASB Statement No. 52, ‘‘Foreign Currency Translation.’’ All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the exchange rates in effect during the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders’ equity.

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

As of December 31, 2003, 2004, 2005 and 2006, the Company has entered into forward exchange contracts with notional values of $100, $4,333, $nil and $1,842, respectively. The forward exchange contracts matured in January, February, March, May, June 2005 and March, April 2007. The fair values of the forward exchange contracts as at December 31, 2003, 2004, 2005 and 2006 were $1, $90, $nil and $81, respectively, which is included in other assets. These forward exchange contracts are qualified for hedge accounting in accordance with FASB Statement No. 133 ‘‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’’.

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

Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share is calculated in accordance with FASB Statement No. 128, ‘‘Earnings Per Share.’’ There are no potentially dilutive equity instrument.

Recent Pronouncements

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

In September 2006, Securities and Exchange Commission Staff Accounting Bulletin No. 108 codified as SAB Topic 1.N, ‘‘Considering the Effects of Prior Year Misstatements When Quantifying

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Misstatements in Current Year Financial Statements’’ (‘‘SAB 108’’) was issued. This guidance states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The guidance also provides transition guidance for correcting errors existing in prior years. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We do not believe SAB 108 will have a material impact on our consolidated financial statements.

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

In December 2007, the FASB issued SFAS No. 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.’’ SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 requires expanded disclosures in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact of SFAS No. 160 on its financial statements.

5.	SHORT-TERM BANK DEPOSITS

	December 31,
	2004	2005	2006
Unrestricted short-term bank deposits	$5,915	$9,482	$2,003
Restricted short-term bank deposits	8,169	11,264	13,587
	$14,084	$20,746	$15,590

Restricted short-term bank deposits represent the amounts of cash pledged by two subsidiaries to secure credit facilities granted by financial institutions. Unrestricted short-term bank deposits represents bank deposits which do not qualify as cash equivalents.

6.	GOODWILL

Goodwill of $8,801 (2005: $8,324; 2004: $8,324) relates to the manufactured products segment and the changes in the carrying value of goodwill for the years ended December 31, 2004, 2005 and 2006 are as follows :

Balance, December 31, 2003	$8,324
Goodwill acquired	—
Balance, December 31, 2004	8,324
Goodwill acquired	—
Balance, December 31, 2005	8,324
Goodwill acquired	477
Balance, December 31, 2006	$8,801

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

7.    INVESTMENTS

On December 31, 2004, 2005 and 2006, the Company held available-for-sale securities issued by a minority shareholder of two of the Operating Subsidiaries.

The following is a summary of these available-for-sale securities:

	Available-for-sale Securities
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004 Quoted equity securities	$463	$1,632	$(19)	$2,076
December 31, 2005 Quoted equity securities	$441	$952	$(9)	$1,384
December 31, 2006 Quoted equity securities	$432	$14	$(214)	$232

A summary of the carrying values and balance sheet classification of all investments in debt, equity securities and available-for-sale securities disclosed above was as follows:

	December 31,
	2004	2005	2006
Available-for-sale equity securities	$2,076	$1,384	$232
Short-term investments	2,076	1,384	232
Held-to-maturity debt securities (fully impaired)	52	—	—
Equity securities in privately-held companies and other investments	616	579	533
Long-term investments	668	579	533
Total investments	$2,744	$1,963	$765

There were realized gains (losses) of $89, $(19), $nil and $343 on disposal of available-for-sale securities in 2003, 2004, 2005 and 2006, respectively. The disposal of available-for-sale securities was for a consideration of $175, $nil, $nil and $626 in 2003, 2004, 2005 and 2006, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders’ equity totaled, $464, $911, $(505) and $(64) in 2003, 2004, 2005 and 2006, respectively.

8.    BANK LOANS

Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $110,994 (2005: $95,488, 2004: $103,183) on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2006, the unused portion of the credit lines was approximately $59,915 (2005: $34,233; 2004: $37,973), which included unused letters of credit amounting to $24,077 (2005: $23,653; 2004: $24,606). Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2006, the Company had open letters of credit totaling $18,730 (2005: $43,646; 2004: $45,423). Liabilities relating to the letters of credit are included in current liabilities.

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $26,607 at December 31, 2006 (2005: $ 22,576 ; 2004: $8,158);

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

8.    BANK LOANS (continued)

(ii)	Mortgage of the assets with total carrying amount of $1,414 at December 31, 2006 of a subsidiary of the Company; (2005: $1,609; 2004: $1,276)

(iii)	Pledge of short-term deposits of $13,587 at December 31, 2006 (2005: $11,264; 2004: $8,169);

(iv)	Joint and several personal guarantees from certain directors of a subsidiary of the Company; and

(v)	Corporate guarantees issued by the Company, a subsidiary of the Company and the holding company.

The weighted average interest rates on bank loans and overdrafts as of December 31, 2004, 2005 and 2006 were 5.0%, 5.8% and 5.9% per annum, respectively.

9.	LONG-TERM DEBT

	December 31,
	2004	2005	2006
Bank loan	$1,710	$1,615	$1,577
Less: Current portion	(1,710)	—	(1,577)
Long-term debt	$—	$1,615	$—
During 2003, 2004, 2005 and 2006, interest paid totaled $155, $250, $237 and $339, respectively. The bank loan on December 31, 2006 is secured by land and buildings of a subsidiary of the Company with a net book value of $2,974, $2,641 and$2,655 on December 31, 2004, 2005, 2006, respectively; a mortgage debenture over all of the company’s assets and uncalled capital and requires the Company to maintain a certain minimum percentage holding in this subsidiary.

The loan as of December 31, 2004, 2005 and 2006 bore interest at the commercial bill rate plus 1%, and the weighted average interest rate on commercial bills during the year 2004, 2005 and 2006 were 5.83%, 7.7% and 8.4%, respectively.

The above loan as of December 31, 2006 matured on February 1, 2007 and the Company repaid the amount due in February 2008.

10.    DISTRIBUTION OF EARNINGS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the investee companies.

As described in Note 2, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and investee companies. In accordance with the relevant laws and regulations applicable to the Company’s subsidiaries and investee companies, the earnings available for distribution are based on their respective statutory financial statements. At December 31, 2005, the amount of the Company’s retained earnings available for distribution was approximately $7,369 and the consolidated retained earnings included $(3,084), $(1,003), $(717), $362 and $(22) of the accumulated (losses) profits of Lox Pac, Thai Professional, SPHC, SPRC and Shandong Huayu, respectively. At December 31, 2006, the amount of the Company’s retained earnings available for distribution was approximately $22,124 and the consolidated retained earnings included $(3,084), $(1,003), $(723), $442 and $(22) of the accumulated (losses) profits of Lox Pac, Thai Professional, SPHC, SPRC and Shandong Huayu, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

11.    VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Net charged to costs and expenses	Deduction	Currency translation adjustment	Balance at end of year
Year ended December 31, 2003:
Deducted from asset accounts
Allowance for doubtful accounts	$3,958	$902	$(279)	$271	$4,852
Allowance for inventories	2,405	77	(370)	95	2,207
Allowance for deferred tax assets	5,329	—	(1,950)	—	3,379
	$11,692	$979	$(2,599)	$366	$10,438
Year ended December 31, 2004:
Deducted from asset accounts
Allowance for doubtful accounts	$4,852	$3,528	$(11)	$147	$8,516
Allowance for inventories	2,207	1,439	(270)	74	3,450
Allowance for deferred tax assets	3,379	1,663	—	103	5,145
	$10,438	$6,630	$(281)	$324	$17,111
Year ended December 31, 2005:
Deducted from asset accounts
Allowance for doubtful accounts	$8,516	$1,017	$(986)	$(164)	$8,383
Allowance for inventories	3,450	346	(1,579)	(75)	2,142
Allowance for deferred tax assets	5,145	2,397	—	(1,515)	6,027
	$17,111	$3,760	$(2,565)	$(1,754)	$16,552
Year ended December 31, 2006:
Deducted from asset accounts
Allowance for doubtful accounts	$8,383	$1,221	$(946)	$632	$9,290
Allowance for inventories	2,142	2,017	(509)	156	3,806
Allowance for deferred tax assets	6,027	—	(2,088)	402	4,341
	$16,552	$3,238	$(3,543)	$1,190	$17,437

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the People’s Republic of China and Myanmar. The corporate income tax rate in Singapore was 22%, 20%, 20% and 20% for 2003, 2004, 2005 and 2006, respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the four years ended December 31, 2006 and a withholding tax of 10% is levied on dividends received by the Company. In Australia, the corporate income tax rate was 30% for 2003/2004, 2004/2005, 2005/2006 and 2006/2007 tax years. The applicable corporate

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.    INCOME TAXES (continued)

income tax rate for the subsidiaries in the People’s Republic of China was 33% for each of the four years ended December 31, 2006. The corporate income tax rate for Myanmar was 30% for 2003/2004, 2004/2005, 2005/2006 and 2006/2007 tax years.

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

PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15% (50% of the full rate of 30% State income taxes and no local income taxes). PEWS is exempt from income tax for the two years starting from its first profitable year of operations (2001). PEWS is entitled to a 50% tax exemption from the State income taxes for a further three-year period (2003 to 2005) under the Income Tax Law. With the preferential tax rate, current income tax liabilities of PEWS were reduced by approximately $840 for the year ended December 31, 2006. The preferential tax rate also increased the net income per share by $0.06 for the year ended December 31, 2006.

Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2003	2004	2005	2006
Thailand	$14,381	$10,014	$10,122	$25,524
Singapore	(4,194)	(2,382)	(6,633)	(2,652)
Australia	3,924	1,386	1,111	2,811
The People’s Republic of China	4,598	2,689	1,177	10,323
British Virgin Islands	(2,699)	(2,260)	(218)	(1,291)
Bermuda	1,430	(1,604)	(4,043)	(2,229)
	17,440	7,843	1,516	32,486
Equity investees
Thailand	120	(2,772)	1	—
The People’s Republic of China	—	(1,452)	169	—
British Virgin Islands	—	—	—	74
	120	(4,224)	170	74
	$17,560	$3,619	$1,686	$32,560

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.    INCOME TAXES (continued)

Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2003	2004	2005	2006
Allocated to net income
Current:
Thailand	$3,747	$3,232	$3,502	$6,990
Singapore	150	254	(283)	(168)
Myanmar	12	—	—	—
The People’s Republic of China	252	925	(335)	1,630
Australia	286	460	652	1,382
Total current	4,447	4,871	3,536	9,834
Deferred:
Thailand	(466)	(194)	(515)	516
Singapore	(258)	—	414	334
The People’s Republic of China	—	83	762	149
Australia	(1,246)	(44)	(337)	(576)
Total deferred	(1,970)	(155)	324	423
	$2,477	$4,716	$3,860	$10,257
Allocated to comprehensive income (loss)	$15	$(1)	$(286)	$(92)

At December 31, 2004, 2005 and 2006, the Operating Subsidiaries had net operating loss carry forwards of approximately $16,793,$19,375 and $19,460, respectively. The remaining net operating losses can be carried forward indefinitely, subject to any condition to be met under the relevant tax laws of the respective jurisdictions. The utilization of these net operating loss carry forwards is subject to agreement by the income tax authorities in the respective jurisdictions.

The parent company’s tax is filed in Bermuda, which does not have a statutory tax rate. Therefore the provision for income taxes differs based on the taxes incurred by the Operating Subsidiaries, in their respective jurisdiction. The principal reasons for the differences are listed in the following table:

	Year ended December 31,
	2003	2004	2005	2006
Thailand	$3,278	$1,961	$3,037	$5,869
Singapore	(923)	(1,222)	(1,327)	(530)
Australia	1,177	416	333	843
People’s Republic of China	1,114	(148)	(421)	1,411
	4,646	1,007	1,622	7,593
Expenses not deductible for tax purposes	121	1,361	1,517	4,541
Changes in valuation allowance	(1,950)	1,766	882	(1,686)
Others	(340)	582	(161)	(191)
Total charge for the year	$2,477	$4,716	$3,860	$10,257

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.    INCOME TAXES (continued)

Deferred tax liabilities and assets are comprised of the following:

	December 31,
	2004	2005	2006
Deferred tax liabilities:
Tax over book depreciation	$(275)	$(275)	$(275)
Book over tax basis in subsidiaries	(1,365)	(1,270)	(1,459)
Unrealized gain on available-for-sale securities	—	(286)	—
Translation adjustments	(493)	(555)	(565)
Total deferred tax liabilities	(2,133)	(2,386)	(2,299)
Deferred tax assets:
Unused tax losses and unused tax credits	4,462	5,089	4,747
Provision for doubtful accounts	2,172	2,185	1,959
Provision for inventories	876	602	554
Provision for impairment in investment	583	1,399	601
Others	(277)	—	64
Total deferred tax assets	7,816	9,275	7,925
Valuation allowance for deferred tax assets	(5,145)	(6,027)	(4,341)
Total deferred tax assets	2,671	3,248	3,584
Net deferred tax assets	$538	$862	$1,285

The amount of deferred tax liabilities and assets at December 31, 2004, 2005 and 2006 were as follows:

	December 31,
	2004	2005	2006
Gross current deferred tax liabilities	$(493)	$(1,161)	$(1,074)
Gross current deferred tax assets	4,209	2,954	2,680
Valuation allowance for deferred tax assets	(1,633)	(1,815)	(1,632)
	2,576	1,139	1,048
Net current deferred tax assets (liabilities)	2,083	(22)	(26)
Gross long-term deferred tax liabilities	(1,640)	(1,225)	(1,225)
Gross long-term deferred tax assets	3,607	6,321	5,245
Valuation allowance for deferred tax assets	(3,512)	(4,212)	(2,709)
	95	2,109	2,536
Net long-term deferred tax assets (liabilities)	(1,545)	884	1,311
Net deferred tax assets	$538	$862	$1,285

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.    INCOME TAXES (continued)

The deferred tax liabilities and assets are presented in the accompanying consolidated balance sheets as follows:

	December 31,
	2004	2005	2006
Current
Deferred tax assets	$2,576	$301	$490
Deferred tax liabilities	(493)	(323)	(516)
Total current	2,083	(22)	(26)
Long-term
Deferred tax assets	95	1,184	2,039
Deferred tax liabilities	(1,640)	(300)	(728)
Total long-term	(1,545)	884	1,311
Net deferred tax assets	$538	$862	$1,285

Undistributed earnings of the Company’s foreign subsidiaries included in the Company’s retained earnings amounted to approximately $22,253,$17,101 and $30,000 on December 31, 2004, 2005 and 2006, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. Except for earnings relating to a subsidiary in Thailand, the Company has no intention of distributing the earnings that are subject to withholding taxes. Withholding taxes of approximately $1,345 would be payable upon remittance of all previously unremitted earnings of that subsidiary, to the extent allowed by the subsidiary’s articles of association, on December 31, 2006.

The management estimated and accrued a tax provision in the amount of $620, $158 and $887 during 2004, 2005 and 2006 as the Company determined that it is more-likely-than-not that income derived from certain activities may be subject to taxes in offshore locations that have a higher tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had deferred tax assets totaling approximately $7,816, $9,275 and $7,925 at December 31, 2004, 2005 and 2006, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $5,145, $6,027 and $4,341 at December 31, 2004, 2005 and 2006, respectively.

The net change in valuation allowance for the years ended December 31, 2003, 2004, 2005 and 2006 was an (decrease) increase of approximately $(1,950), $1,766, $882 and $(1,686), respectively, resulting primarily from net operating (gains) losses generated during the respective years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

13.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

	Currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Total
Balance at January 1, 2003	$(30,415)	$(249)	$(30,664)
Currency translation adjustment	4,754	—	4,754
Gains realized on disposal of available-for-sale securities	—	(89)	(89)
Unrealized gains on available-for-sale securities	—	479	479
Deferred taxes relating to unrealized gains on available-for-sale securities	—	(15)	(15)
Balance at December 31, 2003	(25,661)	126	(25,535)
Currency translation adjustment	1,583	—	1,583
Unrealized gains on available-for-sale securities	—	910	910
Deferred taxes relating to unrealized gains on available-for-sale securities	—	1	1
Balance at December 31, 2004	(24,078)	1,037	(23,041)
Currency translation adjustment	(4,062)	—	(4,062)
Unrealized losses on available-for-sale securities	—	(791)	(791)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	286	286
Balance at December 31, 2005	(28,140)	532	(27,608)
Currency translation adjustment	9,822	—	9,822
Realized gain on liquidation of subsidiary	(1,801)	—	(1,801)
Deferred taxes relating to realized gain on liquidation of subsidiary	556	—	556
Gain realized on sale of available-for-sale securities	—	(601)	(601)
Deferred taxes relating to realized gain on sales of available-for-sale securities	—	258	258
Unrealized losses on available-for-sale securities	—	(156)	(156)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	92	92
Balance at December 31, 2006	$(19,563)	$125	$(19,438)

14.    COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company leases certain machinery and equipment under capital leases for 2004, 2005 and 2006.

The Company leases a piece of land in Singapore and certain buildings under non-cancelable operating lease arrangements for terms from 5 to 30 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.    COMMITMENTS AND CONTINGENCIES (continued)

Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2006:

	Capital Leases	Operating Leases
2007	$133	$493
2008	289	296
2009	—	137
2010	—	137
2011	—	136
Thereafter	—	2,438
Total minimum lease payments	$422	$3,637
Amounts representing interest	(49)
Present value of net minimum lease payments	$373

Rental expense consisted of the following:

	Year ended December 31,
	2003	2004	2005	2006
Rentals under operating lease	$425	$545	$671	$738

The current and non-current portion of the capital lease liabilities of $109 and $264 as of December 31, 2006 are included in other current liabilities and other liabilities, respectively. The capital lease liabilities are secured by a charge over the leased machinery and equipment at cost of $662,$683 and $539 as of December 31, 2004, 2005 and 2006, respectively. The accumulated depreciation of these leased assets for the years ended December 31, 2004, 2005 and 2006 amounted to $247,$313 and $158, respectively.

The average discount interest rate implicit in the lease is 7.9%, 7.7% and 7.8% for 2004, 2005 and 2006, respectively.

(b)	As of December 31, 2006, there were outstanding bank guarantees of $43,956 (2005: $14,845; 2004: $19,285) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(c)	As of December 31, 2006, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $58,653 (2005: $50,302; 2004: $32,797) in respect of banking facilities extended to two Operating Subsidiaries.

(d)	As of December 31, 2006, Charoong Thai has contract commitments to purchase totaling $85,403 (2005: $45,657; 2004: $9,516), of raw materials from third parties at the prices stipulated in the contracts.

(e)	Sigma Cable has agreed to provide continuing financial support to APEC to enable APEC to meet its liabilities as and when they fall due. The letter of awareness from Sigma Cable with an ownership covenant requires Sigma Cable to maintain a minimum of 85% of interest in APEC.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.    COMMITMENTS AND CONTINGENCIES (continued)

(f)	Approximately $1,911 of property, plant and equipment of a subsidiary in the People’s Republic of China is located on a piece of leasehold land held by an equity investee. The equity investee is in the process of obtaining the land use right certificate in respect of the said land.

(g)	In 2004, corporate income tax assessment amounting to $274 (THB 11 million) was made against a subsidiary company. The subsidiary company appealed the assessment. With regards to the tax assessment of the subsidiary, the appeals committee is considering the appeal. However, the Company has not set up a provision for the tax assessment in the financial statements since the management believes that, based on the facts and additional evidence, it will not have to pay the assessed tax.

(h)	In February 2004, the Company provided a corporate guarantee amounting to approximately $2,656 to a third party for the procurement of copper by a subsidiary company. The guarantee expired on February 28, 2005 and was renewed at approximately $3,035 on February 28, 2006 and February 28, 2007. The guarantee will expire on February 28, 2008.

(i)	On December 27, 2004, the Company provided a corporate guarantee amounting to $9,646 to PEWC in relation to a loan provided by PEWC to a subsidiary company and certain trade payables owing to PEWC by the subsidiary company. The guarantee expired on September 23, 2007.

(j)	In February 2008, Supreme Court in Singapore rendered a decision against Sigma Cable in which Sigma Cable is found liable to one of its customers for damage approximately in an amount of $886. Sigma Cable appealed the decision. However, the management believes that it is more likely than not that the Company’s appeal will not be successful. Therefore, this amount has been accrued as of December 31, 2005.

(k)	A customer of Sigma Cable has claimed for damages relating to the termination of Sigma Cable’s purchase agreement with the customer. As at the date of this report, neither of the parties have started legal action, hence, the outcome of this litigation is still uncertain and the amount of damages is yet to be assessed.

15.    FINANCIAL INSTRUMENTS

(a)	Concentrations of credit risk

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2005 and 2006, there was no trade receivable which exceeded 10% of the Company’s account receivable amounts.

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

Long-term and short-term debt:    The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. As of December 31, 2005 and 2006, the Company had non-interest bearing long-term debt outstanding with a related party of $2,926 and $900, respectively. The fair value of this debt was $2,600 and $811 as of December 31, 2005 and 2006. The fair value of the remaining long-term interest bearing debt of $3,000 as of December 31, 2005 and the fair value of the non-interest bearing short-term debt from related parties is not determinable because of the related party nature of the debt and the fact that they have no stated due dates.

Forward exchange contracts:    The fair values of forward exchange contracts are estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences.

There are no significant differences between the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2004, 2005 and 2006.

16.    CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Copper is the principal raw material used by the Company. The Company purchases copper at prices closely related to the prevailing international spot market prices on the London Metal Exchange for copper. The price of copper is influenced heavily by global supply and demand as well as speculative trading. Consequently, a change in the price of copper will have a direct effect on the Company’s cost of sales.

Changes in exchange rates influence the Company’s results of operations. The Company’s principal operations are located in Thailand, the People’s Republic of China (‘‘PRC’’) and Singapore and a substantial portion of its revenues are denominated in Thai Baht, PRC Renminbi (‘‘RMB’’) or

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

16.    CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS (continued)

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

17.    RELATED PARTY BALANCES AND TRANSACTIONS

The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

17.    RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	December 31,
	2004	2005	2006
Due from:
Pardee Assets Co. Ltd.	$2	$2	$—
PEWC	1,859	622	739
PEWC, Singapore Branch	543	—	—
PEWC, Singapore Co. (Pte) Ltd.	—	1,034	885
Italian-Thai Development Public Company Limited (‘‘Ital-Thai’’) and its affiliates	634	1,254	4,639
SPHC	1,204	1,170	1,351
A director of Siam Pacific	10	10	10
Shandong Yanggu Wire & Cable Corp Ltd (‘‘Shandong Yanggu’’)	—	342	809
Others	192	128	101
	$4,444	$4,562	$8,534
Due to:
PEWC	$17,891	$19,980	$26,898
PEWC, Singapore Branch	1,145	—	—
PEWC, Singapore Co. (Pte) Ltd.	—	2,090	3,571
Shandong Yanggu Wire & Cable Corp Ltd (‘‘Shandong Yanggu’’)	—	536	69
Fujikura Limited	44	136	76
Thai Metal Processing Co., Ltd.	160	286	50
SPHC	2,544	2,465	2,619
Others	200	15	23
	$21,984	$25,508	$33,306
Short-term loans from:
Moon View Venture Limited (‘‘Moon View’’)	$1,537	$1,537	$1,537
Pacific Overseas Investment Management Ltd	195	195	195
	$1,732	$1,732	$1,732

The above balances with related parties are interest-free and are repayable upon demand. All balances with related parties are unsecured.

Moon View and PEWC, Singapore Branch are controlled by PEWC. Ital-Thai is the minority shareholder of one of the Company’s Operating Subsidiaries in Thailand. Shandong Yunggu is the shareholder of one of the Company’s Operating Subsidiaries in China. SPHC is one of the Company’s affiliates.

	December 31,
	2004	2005	2006
Long term loans from PEWC Singapore Co. (Pte) Ltd	$5,945	$5,926	$900
Less: short term portion	—	—	(900)
Long term portion	$5,945	$5,926	$—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

17.    RELATED PARTY BALANCES AND TRANSACTIONS (continued)

The long term loans from PEWC Singapore Co. (Pte) Ltd have a term of three years and are due in March 2007 and are uncollateralized. Partial repayment was made in 2007 and the remaining balance of $240 is expected to be repaid in 2008. As the balance was not paid in full in March 2007, the debt is in default and therefore, is accruing interest at the default interest rate of 7.5% per annum. Subsequent to the maturity date, the debt has not been called by PEWC Singapore Co. (Pte) Ltd.

The transactions undertaken with related parties can be summarized as follows:

	Year ended December 31,
	2003	2004	2005	2006
Purchases of copper from PEWC	$30,708	$30,968	$30,267	$54,403
Purchases of power cables from PEWC	20,130	23,505	17,483	18,587
Purchases of power cables from PEWC, Singapore Branch	—	—	6,375	—
Subcontracting services provided by PEWC	100	—	—	—
Sales to Ital-Thai and its affiliates	520	1,247	3,583	11,615
Sales to PEWC	941	—	6	—
Sales to PEWC, Singapore Branch	146	42	3,147	—
Sales to Lox Pac	19	7	—	—
Sales to Shandong Yanggu	131	53	2,829	141
Purchases of raw materials from Thai Metal Processing Co. Ltd	995	1,297	1,466	1,196
Purchases of goods from Fujikura Limited	1,161	416	—	1,109
Interest expense paid to PEWC	129	21	337	491
Interest expense paid to PEWC, Singapore Co. (Pte) Ltd.	—	—	—	52
Management fee paid to PEWC	292	151	117	152
Management fee paid to Italian Thai Development	—	—	—	32
Management fee received from PEWC	12	12	—	—
Management fee received from PEWC, Singapore Branch	24	24	12	12
Royalty fee paid to Fujikura Limited	14	—	—	—
Purchases of goods from Shandong Yanggu	147	216	28	43
Dividend income from Thai Metal Processing Co. Ltd.	152	155	140	117
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

Pursuant to the composite services agreement,

(a)	PEWC will sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the average spot price of copper on the LME for the one month prior to

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

17.    RELATED PARTY BALANCES AND TRANSACTIONS (continued)

purchase plus an agreed upon premium, (ii) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets as PEWC and (iii) will give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

(b)	PEWC grants to the Company the right to distribute any wire or cable product manufactured by PEWC in all markets in which the Company presently distributes or develops the capability to distribute in the future, such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC shall not be required to grant to the Company the right to distribute products manufactured by PEWC in the future in markets where the Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to the Company.

(c)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, access to certain of PEWC’s technology (and PEWC personnel necessary to use such technology) with respect to the design and manufacture of wire and cable products, including, without limitation, certain fiber optic technology.

(d)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

(e)	Each of PEWC and the Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for the Company to participate to the extent possible.

(f)	Without the consent of the Company, PEWC will not compete with respect to the manufacture of wire and cable products in any market in which the Company is manufacturing or has taken significant steps to commence manufacturing.

(g)	For purposes of the composite services agreement, each province in China is considered the equivalent of a market.

(h)	The composite services agreement dated November 7, 1996 has a three-year term. The Agreement originally expired on November 7, 1999. The Company gave a notice to extend the Agreement by successive one-year periods commencing on April 20, 2001. The notice is treated as a standing notice for successive one-year period renewals until further written notice from the Company.

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

18.    DEFINED CONTRIBUTION AND BENEFIT PLANS

The Company has several defined contribution plans covering its employees in Australia, the People’s Republic of China (‘‘PRC’’) and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2003, 2004, 2005 and 2006 were $691, $756, $363 and $815, respectively.

In accordance with the Thailand labor law, Charoong Thai is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. During the financial year 2006, the Company’s total expense included $140 (2005:$146; 2004: $1,000 and 2003: $nil). The plan is not funded and the amount is recognized in Other Current Liabilities in the balance sheet. The Company pays to settle the obligations as and when employees retire.

In conformity with SFAS 132, ‘‘Employers’ Disclosures about Pensions and Other Postretirement Benefits,’’ the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2004, 2005 and 2006 based on the latest actuarial valuation:

	2004	2005	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$—	$1,000	$1,128
Service cost	1,000	89	78
Interest cost	—	57	62
Benefits paid	—	(18)	(3)
Actuarial loss (gain)	—	—	—
Curtailment	—	—	—
Settlement	—	—	—
Benefit obligation at end of year	$1,000	$1,128	$1,265
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—	$—
Employer’s contribution
Actual return on plan assets	—	—	—
Settlement	—	—	—
Benefits paid	—	—	—
Fair value of plan assets at end of year	—	—	—
Funded status	$(1,000)	$(1,128)	$(1,265)
Unrealized net transition obligation	—	—	—
Unrecognized net actuarial loss (gain)	—	—	—
Accrued benefit cost	$(1,000)	$(1,128)	$(1,265)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

18.    DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

	2004	2005	2006
Components of net periodic benefit cost:
Service cost	$1,000	$89	$78
Interest cost	—	57	62
Expected return on plan assets	—	—	—
Amortizations of:	—	—	—
Unrecognized net transition obligation	—	—	—
Unrecognized actuarial loss	—	—	—
Net periodic benefit cost	$1,000	$146	$140

The accumulated benefit obligations amounted to $1,000, $1,128 and $1,265 as at December 31, 2004, 2005 and 2006, respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2006, 2005 and 2004 are as follows:

Weighted Average of All Plans:	2004, 2005 and 2006
Discount Rate	6.0%
Rate of Increase in Compensation Levels	5.0%
Employee turnover rates:-
Prior to age 35	10.0%
Age 35 to 50	5.0%
Age 51 to 60	—

The following table provides the expected benefit payments:

Year ended December 31
2007	$42
2008	19
2009	112
2010	64
2011 – 2015	520
$757

19.    SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,
	2003	2004	2005	2006
Interest paid	$1,630	$2,647	$3,742	$5,551
Income taxes paid	$3,461	$1,844	$4,490	$5,625

20.    SEGMENT FINANCIAL INFORMATION

Description of Products by Segment

The Company has three reportable segments – manufacturing of wire and cable products (‘‘Manufactured products’’), distribution of copper and cable products manufactured by PEWC (‘‘Distributed products’’) and sales, delivery and installation of wires and cables.

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

	Year ended December 31,
	2003	2004	2005	2006
Revenues
Revenues from external customers:
Manufactured products	$192,293	$269,107	$301,516	$439,280
Distributed products	15,187	15,493	20,055	12,416
Sales, delivery and installation of wires and cables	3,919	9,656	15,691	16,421
Total revenues from external customers	$211,399	$294,256	$337,262	$468,117
Intersegment revenues:
Manufactured products	$4,134	$5,146	$4,581	$934
Total intersegment revenues	$4,134	$5,146	$4,581	$934
Total revenue	$215,533	$299,402	$341,843	$469,051
Reconciling items
Intersegment revenues	(4,134)	(5,146)	(4,581)	(934)
Total consolidated revenues	$211,399	$294,256	$337,262	$468,117

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.    SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2003	2004	2005	2006
Segment profit
Manufactured products	$32,705	$37,746	$36,548	$57,592
Distributed products	491	868	634	1,107
Sales, delivery and installation of wires and cables	92	258	(375)	(284)
Total segment profit	$33,288	$38,872	$36,807	$58,415
Reconciling items
Corporate and other expenses	(21,364)	(30,162)	(30,236)	(29,548)
Exchange (loss) gain	4,161	233	(3,137)	5,464
Interest income	285	225	680	705
Interest expense	(1,407)	(2,250)	(3,427)	(5,886)
Share of net gain (loss) of equity investees	1,475	(4,224)	170	73
Gain on liquidation of subsidiary	—	—	—	1,801
Other income	1,122	925	829	1,536
Total consolidated income before income taxes	$17,560	$3,619	$1,686	$32,560
Segment assets
Manufactured products	$209,356	$247,977	$247,160	$349,082
Distributed products	6,348	2,294	1,011	293
Sales, delivery and installation of wires and cables	460	1,977	543	187
Total segment assets	$216,164	$252,248	$248,714	$349,562
Reconciling items
Corporate and other assets	5,763	10,397	10,059	10,765
Investment in equity investees	10,249	7,788	4,165	4,238
Intersegment accounts receivable	—	—	—	—
Total consolidated assets	$232,176	$270,433	$262,938	$364,565
Expenditures for additions to long-lived assets
Manufactured products	$4,877	$4,500	$4,387	$5,202
Corporate	—	—	91	—
Total expenditure for additions to long-lived assets	$4,877	$4,500	$4,478	$5,202

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.    SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2003	2004	2005	2006
Depreciation expenses
Manufactured products	$9,217	$8,295	$9,422	$8,964
Corporate	—	—	7	25
Total consolidated depreciation expenses	$9,217	$8,295	$9,429	$8,989
Impairment loss
Corporate	—	$(134)	$(3,223)	$(86)
Total consolidated impairment expense	—	$(134)	$(3,223)	$(86)
Interest income
Manufactured products	$67	$41	$434	$536
Distributed products	40	88	98	69
Sales, delivery and installation of wires and cables	153	55	77	93
Corporate	25	41	71	7
Total consolidated interest income	$285	$225	$680	$705
Interest expense
Manufactured products	$988	$1,845	$2,999	$5,476
Distributed products	34	155	153	129
Sales, delivery and installation of wires and cables	132	96	120	173
Corporate	253	154	155	108
Total consolidated interest expense	$1,407	$2,250	$3,427	$5,886
Share of net (loss) gain of equity investees
Corporate	$1,475	$(4,224)	$170	$73
Total consolidated share of net (loss) gain of equity investees	$1,475	$(4,224)	$170	$73

The sales to a major customer, SP Powerassets, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables can be summarized as follows:

	Year ended December 31,
	2003	2004	2005	2006
Manufactured products	$1,127	$767	$1,477	$3,217
Distributed products	11,840	9,176	14,521	11,668
Sales, delivery and installation of wires and cables	3,919	9,656	15,316	16,679
	$16,886	$19,599	$31,314	$31,564

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.    SEGMENT FINANCIAL INFORMATION (continued)

Geographic Area Data

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2003	2004	2005	2006
Revenues from external customers
Thailand	$93,543	$130,486	$148,920	$212,204
Singapore	35,193	42,036	50,714	49,134
Australia	22,058	30,491	34,831	58,277
The People’s Republic of China	60,605	91,243	102,797	148,502
Total revenues from external customers	$211,399	$294,256	$337,262	$468,117
Long-lived assets by area:
Thailand	$42,856	$39,829	$34,535	$36,221
Singapore	9,720	9,820	8,905	4,033
Australia	5,312	5,159	4,359	8,733
The People’s Republic of China	18,397	18,319	17,340	17,148
Other			36	10
Total long-lived assets	$76,285	$73,127	$65,175	$66,145

21.    SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, Thai Professional, SPHC, BCN (formerly known as NGL, on October 4, 2005 changed its name to Blue Chip Financial Solutions Limited, BCF), Shandong Huayu and SPRC for 2003, 2004, 2005 and 2006.

On June 21, 2004, the investment in BCN was reclassified to short-term investments because the Company’s effective shareholding interest has dropped to 1.24% following a reverse takeover excerise at BCN. BCN is listed on the New Zealand Stock Exchange. The aggregate market value of the Company’s investment in BCF amounted to approximately $773 as of December 31, 2005. On September 28, 2006 BCN changed to be listed on the stock exchange in Australia. As at December 31, 2006 all the shares were sold.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

21.    SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES (continued)

The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, Thai Professional, SPHC, Shandong Huayu and SPRC for 2003, 2004, 2005 and 2006.

	December 31,
	2004	2005	2006
	Unaudited	Unaudited	Unaudited
Current assets	$18,921	$23,885	$20,426
Non-current assets	25,746	25,877	24,642
Current liabilities	(13,545)	(21,803)	(17,804)
Non-current liabilities	(725)	(1,460)	(1,679)
Total shareholders’ equity	$30,397	$26,499	$25,585

	Year ended December 31,
	2003	2004	2005	2006
	Unaudited	Unaudited	Unaudited	Unaudited
Net sales	$4,753	$17,071	$17,207	$19,016
Sales less cost of sales	1,062	4,723	12,571	5,279
Net income/(loss)	821	(715)	659	(516)

At December 31, 2004, 2005 and 2006, the unamortized difference between the amount at which the investment in Lox Pac and Thai Professional was carried and the amount of the Company’s underlying equity in its net assets amounted to $nil, $nil and $nil, respectively.

In conjunction with the adoption of Statement 142, the Company discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002. The Company impaired goodwill in certain equity investees amounting to $nil, $3,534, $nil and $nil in 2003, 2004, 2005 and 2006, respectively.

Included in share of net (loss)/gain of equity investees is writeback of advances to equity investees of $1,346 in 2003.

At December 31, 2005 and 2006 the Company’s share of the underlying net assets of certain equity investees was lower than its value of the investment in these equity investees. Accordingly, the Company recorded an impairment charge in value of its investment in these equity investees amounting to $3,223 and $nil, respectively.

Certain equity investees did not use PCAOB-registered accountants in the preparation of their financial statements, and as a minority shareholder, the Company cannot compel these equity investees to re-audit their financial records. The Company is thus unable to include audited financial statements of these equity investees in these financial statements.

22.    SUBSEQUENT EVENTS

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

22.    SUBSEQUENT EVENTS (continued)

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was also a party, and in Hong Kong, in which the Company was not a party.

On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP, which dismissed and released all claims between the parties and which put to an end to all related litigation. The 55% majority shareholder of the Company, PEWC, also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties.

On June 29, 2007, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership controlled by MSD Capital, L.P. acquired the Sino-JP Shares pursuant to a share purchase agreement (the ‘‘Purchase Agreement’’) and entered into a shareholders’ agreement with the Company and PEWC (the ‘‘Shareholders’ Agreement’’). The shares acquired constituted 20% of the issued and outstanding shares of the Company.

Among other things, the Shareholders’ Agreement provides for the following:

Indemnification

The Company must certify to SOF whether or not it is considered a Controlled Foreign Corporation or a Passive Foreign Investment Company as of each fiscal year end. Should this certification be challenged by the taxing authorities and found to be incorrect, the Company must indemnify SOF and its shareholders against interest and penalties that may be imposed and reasonable attorney’s fees incurred.

It is management’s opinion that this indemnification will not result in any adverse material financial consequence to the Company.

Registration Rights

The Shareholders’ Agreement provides SOF with certain registration rights. Specifically, as promptly as possible after receiving all requisite information necessary for filing of a registration statement, the Company must use its reasonable best efforts to prepare and file with the SEC a registration statement or statements covering, among such other securities as may be offered from time to time by the Company, the resale of the ‘‘Registrable Securities’’ for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933. ‘‘Registrable Securities’’ includes the shares beneficially owned by SOF.

The Company must use its reasonable best efforts to cause any such registration statement required by the Shareholders’ Agreement to be declared effective as promptly as possible after being filed, and to keep such registration statement effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144(k) of the Securities Act of 1933 and (ii) SOF receives freely transferable shares from the Issuer’s transfer agent.

If (i) any such registration statement is not declared effective by November 30, 2008, or (ii) any such registration statement ceases to remain continuously effective for any reason after the effectiveness date and during any time when the registration statement is required to be effective, or SOF is otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, in either case, for more than fifteen (15) consecutive trading days or more than an aggregate of forty-five (45) trading days during any twelve month period (an ‘‘Event’’), then the ‘‘Put Right’’ (defined below) will become immediately exercisable and will continue until such event has been cured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

22.    SUBSEQUENT EVENTS (continued)

The Company is currently evaluating the accounting for financial reporting in 2007, if any, that may result from such registration rights.

Put Right and Option

SOF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from SOF upon the occurrence of a Put Event, all Registrable Securities then owned by SOF (the ‘‘Put Shares’’), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed from the date of the Shareholders’ Agreement until the closing related to the applicable put right at a rate per annum that is equal to the Libor Rate plus fifty (50) basis points (compounded annually) (the ‘‘Put Right’’). If the Put Event terminates prior to the closing of such Put Right, the exercise of the Put Right is deemed rescinded and the transaction relating to the Put Right is deemed cancelled, but this will not terminate the existence of a future Put Right upon the triggering of a future Put Event.

A ‘‘Put Event’’ means any date (i) after November 30, 2008 whereby (A) an Event has occurred and continues to occur or (B) the shares are not quoted on the Nasdaq OTC Bulletin Board or (ii) after January 31, 2009 whereby the shares are not listed on a US Securities Market. The ‘‘Put Price’’ means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) shares purchased under the preemptive right provisions of the Shareholders’ Agreement, an aggregate amount equal to the purchase price therefore.

Unaudited Financial Statements

Shandong huayu pacific fiber optics communication co., ltd

As of December 31, 2004, 2005 and 2006

Years ended December 31, 2003, 2004, 2005 and 2006

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

/s/ Ernst & Young Ernst & Young Certified Public Accountants

Singapore
November 5, 2007

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

BALANCE SHEETS
(In thousands of RMB)

	December 31
	2004	2005	2006
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	1	61	7
Other assets	293	295	65
Total current assets	294	356	72
Amount due from a related company (Note 8)	1,163	1,129	804
Property, plant and equipment:
Land use rights	1,718	1,718	1,718
Machinery and equipment	344	105	105
Buildings and constructions	4,504	4,504	4,504
Project materials	37,489	37,415	37,415
Construction in progress	17,182	17,187	17,243
	61,237	60,929	60,985
Accumulated depreciation and impairment losses	(17,409)	(17,582)	(17,863)
	43,828	43,347	43,122
Total assets	45,285	44,832	43,998
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,260	9,272	10,350
Accrued expenses	50	67	56
Amount due to related parties (Note 8)	14,838	14,717	13,929
Total current liabilities	24,148	24,056	24,335
Commitments and contingencies (Note 5)
Shareholders’ equity:
Share capital	41,088	41,088	41,088
Retained earnings	(19,951)	(20,312)	(21,425)
Total shareholders’ equity	21,137	20,776	19,663
Total liabilities and shareholders’ equity	45,285	44,832	43,998

The accompanying notes are an integral part of these financial statements.

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

STATEMENTS OF INCOME
(In thousands of RMB)

	Year ended December 31,
	2003	2004	2005	2006
	Unaudited	Audited	Unaudited	Unaudited
Sales	—	—	—	—
Cost of sales	—	—	—	—
Gross Profit	—	—	—	—
Impairment of long-lived assets	—	(17,031)	—	—
General and administrative expenses	(2,152)	(598)	(361)	(267)
Provision for doubtful accounts	(170)	—	—	(846)
Losses from operations	(2,322)	(17,629)	(361)	(1,113)
Income taxes	—	—	—	—
Net loss	(2,322)	(17,629)	(361)	(1,113)

The accompanying notes are an integral part of these financial statements.

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of RMB)

	Share Capital	Retained earnings	Total
Balance at January 1, 2003 (Unaudited)	33,777	—	33,777
Additional share capital	6,816	—	6,816
Net income for 2003	—	(2,322)	(2,322)
Balance at December 31, 2003 (Unaudited)	40,593	(2,322)	38,271
Additional share capital	495	—	495
Net income for 2004	—	(17,629)	(17,629)
Balance at December 31, 2004 (Audited)	41,088	(19,951)	21,137
Additional share capital	—	—	—
Net income for 2005	—	(361)	(361)
Balance at December 31, 2005 (Unaudited)	41,088	(20,312)	20,776
Additional share capital	—	—	—
Net income for 2006	—	(1,113)	(1,113)
Balance at December 31, 2006 (Unaudited)	41,088	(21,425)	19,663
The accompanying notes are an integral part of these financial statements.

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

STATEMENTS OF CASH FLOWS
(In thousands of RMB)

	December 31
	2003	2004	2005	2006
	Unaudited	Audited	Unaudited	Unaudited
Operating activities:
Net loss	(2,322)	(17,629)	(361)	(1,113)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property, plant and equipment	63	286	173	281
Impairment of long lived assets	—	17,031	—	—
Changes in operating assets and liabilities:
Other assets	2,087	124	(2)	230
Amount due from a related company	(1,663)	500	34	325
Accounts payable	(116)	5,906	12	1,078
Accrued expenses	—	50	17	(11)
Amount due to related parties	(4,575)	85	(121)	(788)
Net cash (used in) provided by operating activities	(6,526)	6,353	(248)	2
Investing activity:
Disposal of property, plant and equipment	—	—	308	—
Purchases of property, plant and equipment	(328)	(6,864)	—	(56)
Net cash used in investing activity	(328)	(6,864)	308	(56)
Financing activity:
Contribution from joint venture holders	6,816	496	—	—
Net cash provided by financing activity	6,816	496	—	—
Net decrease in cash and cash equivalents	(38)	(15)	60	(54)
Cash and cash equivalents at beginning of year	54	16	1	61
Cash and cash equivalents at end of year	16	1	61	7

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

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

NOTES TO FINANCIAL STATEMENTS
(In thousands of RMB)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the respective lease term, whichever is shorter. No depreciation is charged for construction in progress and machinery and equipment under installation. Depreciation is provided as follows:

Land use rights	50 years
Buildings and constructions	20 years
Machinery and equipment	5 years

Depreciation for 2006 amounted to $281 (2005: $173 ; 2004: $286 ; 2003: $63).

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

In July 2006, the FASB issued FIN No. 48 — ‘‘Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty

SHANDONG HUAYU PACIFIC FIBER OPTICS COMMUNICATION CO., LTD

NOTES TO FINANCIAL STATEMENTS
(In thousands of RMB)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

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

4.    INCOME TAXES

The Company is governed by the income tax laws of the People’s Republic of China. The applicable corporate income tax rate for the Company was 33% for years ended December 31, 2006, 2005, 2004 and 2003.

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

The provision for income taxes differs from the amount computed by applying the statutory rates to income before income taxes of the Company. The principal reasons for the difference are listed in the following table:

	Year ended December 31,
	2003	2004	2005	2006
	Unaudited	Audited	Unaudited	Unaudited
Tax at statutory rate in the People’s Republic of China	(766)	(5,817)	(119)	(367)
Deferred tax benefits not recognized	766	5,817	119	367
Total charge for the year	—	—	—	—

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

8.    RELATED PARTY BALANCES AND TRANSACTIONS

	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
	Unaudited $	Audited $	Unaudited $	Unaudited $
Due from:
He Bei Huayu Co. Ltd	1,663	1,163	1,129	804
Due to:
Asia Pacific Wire and Cable Corporation Limited	13,914	13,914	13,914	13,914
Shangdong Pacific Fiber Optics Co. Ltd	839	924	803	15

All balances with related parties are interest-free and unsecured.

9.    SUBSEQUENT EVENTS

The Company sold major equipments including drawing towers, glass working lathe, rewinding and screening systems to a third party on 6th June 2007 for net proceeds of approximately $15,800.