Form 20-F
period 2007-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2008-06-27
CIK 1026980

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17    Item 18

CONTENTS

Item 1:	Identity of Directors, Senior Management and Advisers		2
Item 2:	Offer Statistics and Expected Timetable		2
Item 3:	Key Information about Asia Pacific Wire & Cable		2
	3.1	Selected Consolidated Financial Data	2
	3.2	Exchange Rates	3
	3.3	Risk Factors	5
	3.4	Forward-looking Statements	13
Item 4:	Information on the Company		15
	4.1	History and Development of the Company; Recent Developments	15
	4.2	Business Overview	19
	4.3	Organizational Structure	30
	4.4	Property, Plant and Equipment	32
Item 5:	Operating and Financial Review and Prospects		34
	5.1	Disclosures of Critical Accounting Policies	34
	5.2	Summarized Income Statement	38
	5.3	Operating Results	39
	5.4	Liquidity and Capital Resources	45
	5.5	Inflation	46
	5.6	Off-Balance Sheet Arrangements	46
Item 6:	Directors, Senior Management and Employees		46
	6.1	Directors and Senior Management	46
	6.2	Audit Committee	48
	6.3	Remuneration Committee	48
	6.4	Compensation	48
	6.5	Employees	49
Item 7:	Major Shareholders and Related Party Transactions		49
	7.1	Major Shareholders	49
	7.2	Related Party Transactions	50
Item 8:	Financial Information		51
	8.1	Legal Proceedings	51
	8.2	Dividend Policy	51
Item 9:	The Offer and Listing		52
	9.1	Historical Trading Information	52
	9.2	Nature of the Trading Market	53
Item 10:	Additional Information		54
	10.1	Memorandum of Association and Bye-laws	54
	10.2	Material Contracts	61
	10.3	Environmental Matters	62
	10.4	Insurance	62
	10.5	Credit Support	63
	10.6	Taxation	63
	10.7	Documents on Display	69
Item 11:	Quantitative and Qualitative Disclosures About Market Risk		69
	11.1	Foreign Currency Exposure	69
	11.2	Interest Rate Risk	70
	11.3	Risks Relating to Copper	70
Item 12:	Description of Securities Other Than Equity Securities		70
Item 13:	Defaults, Dividend Arrearages and Delinquencies		71

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

We undertake no obligation to update any forward-looking statements or other information contained in this Annual Report, whether as a result of new information, future events or otherwise except as required by law. You are advised, however, to consult any additional disclosures we make in our Form 6-K reports periodically filed with the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under ‘‘Risk Factors’’ beginning on page 6 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

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

Item 2:    Offer Statistics and Expected Timetable

(Not applicable)

Item 3:    Key Information about Asia Pacific Wire & Cable

    3.1    Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the ‘‘Company’’) for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, prepared in accordance with U.S. GAAP.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company included in ‘‘Item 5: Operating and Financial Review and Prospects’’ and ‘‘Item 18: Financial Statements’’ and the notes thereto.

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$211,399	$294,256	$337,262	$468,117	$510,841
Cost of sales	(178,111)	(255,384)	(300,656)	(410,823)	(465,165)
Gross profit	33,288	38,872	36,606	57,294	45,676
Other operating income	1,336	—	—	—	—
Operating expenses	(20,479)	(28,867)	(26,553)	(27,612)	(29,451)
Impairment loss	—	(134)	(3,223)	(86)	(95)
Operating profit	14,145	9,871	6,830	29,596	16,130
Exchange gain/(loss)	4,161	233	(3,137)	5,464	864
Net interest income/(expense)	(1,122)	(2,025)	(2,747)	(5,181)	(6,063)
Share of net income/(loss) of equity investees	1,475	(4,224)	170	73	124
Gain on liquidation of subsidiary	—	—	—	1,801	—
Gain/(loss) on sale of investment	(885)	(1,161)	(259)	(729)	35
Others	(214)	925	829	1,536	2,070
Income/(loss) before income taxes and minority interests	17,560	3,619	1,686	32,560	13,160
Income taxes	(2,477)	(4,716)	(3,860)	(10,257)	(6,298)
Minority interests	(5,083)	(1,427)	(2,783)	(9,330)	(2,029)
Net income/(loss)	$10,000	$(2,524)	$(4,957)	$12,973	4,833
Earnings/(loss) per share(1)	$0.72	$(0.18)	$(0.36)	$0.94	$0.35

(1)	The calculation of the earnings/(loss) per share is based on 13,830,769 Common Shares for the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,032	$24,419	$20,748	$24,664	$29,127
Working capital	71,141	80,152	80,350	108,084	132,409
Total assets	232,176	270,433	262,938	364,565	396,116
Total debt	32,965	57,389	58,438	100,195	104,146
Total shareholders’ equity	107,176	107,146	97,622	118,765	136,783

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Australian dollars and Renminbi to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’) on December 31, 2007. The respective Noon Buying Rates on December 31, 2007 were US$ 1.00 = Bt 29.50; S$ 1.436; A$ 1.14; and Rmb 7.295. The respective Noon Buying Rates on June 20, 2008, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 33.30; S$ 1.365; A$ 1.048; and Rmb 6.880. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

Thailand

The Thai Baht is convertible into foreign currencies and is subject to a managed float against a basket of foreign currencies, the most significant of which is the U.S. Dollar. The composition of the basket for determining the value of the Baht is not made public by the Bank of Thailand. The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Thai Baht. No representation is made that the Baht or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Baht, as the case may be, at any particular rate or at all.

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)
2003	39.63	41.485	43.18	39.09
2004	38.80	40.263	41.70	38.80
2005	40.99	40.339	42.08	38.21
2006	36.10	37.680	40.76	35.19
2007	29.50	32.020	35.96	29.28

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
December 2007	30.62	29.50
January 2008	29.36	31.45
February 2008	32.08	29.53
March 2008	31.56	31.10
April 2008	31.74	31.38
May 2008	32.48	31.62

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(S$ per $1.00)
2003	1.699	1.743	1.784	1.699
2004	1.632	1.690	1.729	1.631
2005	1.663	1.665	1.706	1.618
2006	1.534	1.580	1.652	1.534
2007	1.436	1.501	1.543	1.436

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
December 2007	1.463	1.436
January 2008	1.438	1.417
February 2008	1.419	1.393
March 2008	1.391	1.378
April 2008	1.385	1.350
May 2008	1.379	1.358

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Rmb per $1.00)
2003	8.277	8.277	8.280	8.277
2004	8.277	8.277	8.277	8.276
2005	8.070	8.183	8.277	8.070
2006	7.804	7.958	8.070	7.804
2007	7.295	7.581	7.813	7.295

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
December 2007	7.412	7.295
January 2008	7.295	7.182
February 2008	7.197	7.110
March 2008	7.108	7.011
April 2008	7.019	6.984
May 2008	7.000	6.938

Sources:    Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

    3.3    Risk Factors

3.3.1	Potential Illiquidity of Common Shares

Approximately 75.4% of our Common Shares are held as restricted securities, which are not publicly registered securities, and are, therefore, not freely tradable. In the recent past, the volume of trading in our Common Shares has not been substantial. The illiquidity of your ownership interest in the Company may negatively impact the value of your Common Shares.

3.3.2	Control of the Company Rests with Majority Shareholder

As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’) has sufficient votes to control the outcome of any matters presented for a shareholder vote. PEWC may vote its shares in the Company in the manner that it sees fit. PEWC may also sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent it may be required to comply with the terms of the Shareholders’ Agreement dated June 28, 2007 (the ‘‘Shareholders Agreement’’) among the Company, PEWC and SOF Investments, L.P., a Delaware limited partnership which owns beneficially 20% of the issued and outstanding Common Shares, and except that it may not engage in conduct oppressive to minority interests under applicable law.

3.3.3	Consolidation of Charoong Thai Group Accounts

As of December 31, 2007, the Company owned approximately 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’). That percentage ownership constitutes a decrease from the Company’s initial ownership percentage and is attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai determined to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below 50%. If the Company’s holding in Charoong Thai were to fall below 50%, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, will not be consolidated but instead will be equity accounted. In such an event, the Company’s accounts will show a fall in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of your Common Shares.

3.3.4	Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including international economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust charges to its customers, such that increases and decreases in the price of copper are fully reflected in those charges. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur. See Section 11.3: ‘‘Risks Relating to Copper’’ for additional information.

3.3.5	Risks Relating to China

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

Political or social instability in China could also adversely affect our business operations or financial condition. In particular, adverse public health epidemics or pandemics in China could not only interfere with our ability to operate our PRC subsidiaries, but could also affect the country’s overall economic growth, which could in turn affect the sales of our products in China. In addition, as our corporate headquarters are now located in Taipei, any escalation in political tensions between the PRC and the government of Taiwan could impact adversely our ability to manage our Chinese operations efficiently or without third party interference.

The rapid growth of the PRC economy has historically resulted in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may increase our costs. If inflation is significant, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system at certain of our production facilities in China. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice thereof. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.

The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies do not offer extensive business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.

Certain of our PRC companies enjoy preferential tax treatments, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. On March 16, 2007, the National People’s Congress of the PRC, or NPC, passed the new PRC Enterprise Income Tax Law, or New EIT Law. Under the New EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the New EIT Law became effective. Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such ‘‘encouraged’’ high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises, or the Measures, were promulgated jointly by the Ministry of Science and Technology of the PRC, the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC and became retroactively effective from January 1, 2008. Under the Measures, the term ‘‘high-tech enterprise’’ is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and relies on self-owned intellectual property rights as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives.

The New EIT Law and any other changes to our effective tax rate could have a material and adverse effect on our business, financial condition and results of operations. We cannot assure you that we will continue to enjoy these preferential tax treatments in the future. The discontinuation or reduction of these preferential tax treatments or government financial incentives could materially and adversely affect our business, financial condition and results of operations.

3.3.6	Disclosure Controls and Procedures and Internal Controls Over Financial Reporting Classified as Ineffective

In 2004 and continuing into 2005, the Company conducted an internal review regarding certain past and present financial and accounting practices with the assistance of an internationally-recognized forensic accounting firm. The internal review examined the adequacy of the Company’s disclosure controls and procedures. As of the end of 2006, management and the Company’s forensic accounting advisors identified the following material weaknesses:

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

The Company engaged a consultant to advise and assist on establishing an internal audit department and to assist in establishing and maintaining satisfactory disclosure controls and procedures. However, the Company has not completed this process and, as a result, under applicable regulatory guidance, the Company’s disclosure controls and procedures as of December 31, 2007 are required to be classified as ineffective. The Company is focused on improving its disclosure controls and procedures and is confident that these material weaknesses will no longer exist as of December 31, 2008 as long as the Company’s personnel properly implement and adhere to all remediation plans adopted by the Company.

In addition, the Company engaged a consultant to assist the Company’s management, including its Chief Executive Officer (‘‘CEO’’) and Interim Chief Financial Officer (‘‘CFO’’), in evaluating the Company’s internal controls over financial reporting as of December 31, 2007. As a result of that assessment, management, including our CEO and CFO, identified four material weaknesses and certain significant deficiencies in the Company’s internal controls over financial reporting as of that assessment date. As a result, under applicable regulatory guidance, the Company’s internal controls over financial reporting as of that assessment date are also required to be classified as ineffective. Those material weaknesses were reported by our CEO and CFO to the Company’s Board of Directors, its Audit Committee and its independent auditors, and those significant deficiencies were reported by our CEO and CFO to the Audit Committee and the independent auditors.

At a meeting held on June 13, 2008, the Company’s Board of Directors implemented certain remedial actions which the Company believes, once fully implemented, will address satisfactorily those material weaknesses identified by our CEO and CFO. However, the Company cannot provide any assurances that those actions will be sufficient or that other material weaknesses will not be identified upon further investigation, such that internal controls over financial reporting may continue to be classified as ineffective, or, if rendered effective for a period of time, may not in the future cease to be effective.

The certifications provided as part of this Annual Report by our Chief Executive Officer and by our Chief Financial Officer are subject to and qualified by the disclosures and discussion in this Annual Report on the lack of adequate disclosure controls and procedures and on the lack of effectiveness, as of December 31, 2007, of the Company’s internal controls over financial reporting.

See Item 15: ‘‘Controls and Procedures’’ for a more detailed description of the aforementioned material weaknesses and significant deficiencies and the remedial measures to be taken in connection with those weaknesses.

3.3.7	Potential Conflict of Certain Officers and Directors

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

3.3.8	Obligations under Shareholders Agreement

On June 28, 2007, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership, acquired 2,766,154 Common Shares, representing 20% of the issued and outstanding Common Shares (the ‘‘SOF Shares’’), from Sino-JP Fund Ltd (‘‘Sino-JP’’). Following that sale, Sino-JP ceased to have any ownership interest in the Company and its three designees on the Board of Directors and the Company officers selected by it each resigned with immediate effect. On that same date, the Company entered into the Shareholders Agreement with PEWC and SOF, pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company has agreed to indemnify SOF and its partners and certain of its affiliates (the ‘‘SOF Indemnified Persons’’), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the ‘‘IRS’’) to be a ‘‘controlled foreign corporation’’ (a ‘‘CFC’’) or a ‘‘passive foreign investment company’’ (a ‘‘PFIC’’), as such terms are interpreted and defined under IRS rules or regulations. The Company does not believe that it is now or is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.

In addition, the Company has granted certain registration rights to SOF with respect to the SOF Shares referred to in the Shareholders Agreement as (the ‘‘Registrable Securities’’) acquired by SOF from Sino-JP. In particular, the Company has agreed to use its reasonable best efforts to prepare and file, and cause to go effective, as soon as practicable, a shelf registration statement covering the resale of the Registrable Securities on a continuous basis. In addition, the Company has granted to SOF two demand registration rights for underwritten offerings and customary piggyback registration rights with regard to the Registrable Securities. Moreover, the Company has agreed that, not later than January 31, 2009, it shall have used its reasonable best efforts to cause the Common Shares to be listed on a national ‘‘Securities Market,’’ which means any of the Nasdaq Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC or the New York Stock Exchange LLC. All of the costs and expenses of the Company in connection with the fulfillment of its obligations under the Shareholders Agreement are to be paid by the Company, other than underwriting fees, discounts and commissions attributable to the sale of Registrable Securities.

The Company has also granted to SOF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that SOF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.

If the Company fails to fulfill its obligations under the Shareholders Agreement, SOF may have a claim for damages against the Company or, if the Company fulfills its reasonable best efforts undertakings but fails to meet one or more of the stated goals, SOF may have a put right of its Common Shares to PEWC, either of which events may adversely impact the value of your Common Shares. See Section 4.1.2: ‘‘Recent Developments’’; see also the Shareholders Agreement for a complete statement of the obligations of the Company under that agreement.

3.3.9	Risks Relating to the Settlement Agreement.

Following the acquisition by Sino-JP in 2004 of Common Shares of the Company, a number of disputes arose between PEWC and Sino-JP regarding the governance of the Company and other matters. On June 28, 2007, the date of the purchase by SOF of the SOF Shares from Sino-JP and the date of the Shareholders Agreement among the Company, PEWC and SOF, the Company and Sino-JP also entered into a comprehensive settlement and release agreement (the ‘‘Settlement Agreement’’), which dismissed and released all claims between the parties and which put an end to all related litigation. Separately, PEWC also entered into a settlement and release agreement that terminated all disputes and litigation between those parties. Upon the closing of the purchase agreement for the SOF Shares and the Settlement Agreement, all of the directors and officers of the Company designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers (the ‘‘Sino-JP Indemnified Persons’’) for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Bermuda Companies Act. The Company could incur significant costs in the event any claims are asserted or actions commenced against any of the Sino-JP Indemnified Persons for matters within the scope of the indemnification provisions of the Settlement Agreement. See Section 4.1.2: ‘‘Recent Developments.’’

3.3.10	Exposure to Foreign Exchange Risks

Changes in exchange rates influence our results of operations. Our principal operations are located in Thailand, Singapore and China, and a substantial portion of our revenues is denominated in Baht, Singapore dollars or Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of our future capital expenditures are expected to be in U.S. dollars. We require a significant amount of U.S. dollars for our ongoing equipment upgrade and maintenance programs. Any devaluation of the Baht, the Singapore dollar or Renminbi against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and would have an adverse impact on our operations. Forward foreign exchange contracts are used on a selective basis to hedge foreign exchange risk, but they do not provide any assurance that we will not incur substantial losses in the event of a devaluation of the Baht, Singapore dollar or Renminbi against the U.S. dollar.

Although our reporting currency is U.S. dollars, the functional currency of our Singapore operations, which accounted for 9.4% of Company sales (including sales of Distributed Products) in 2007, is the Singapore dollar, the functional currency of our Thai operations, which accounted for 48.8% of our sales in 2007, is the Baht, and the functional currency of our Chinese operations, which accounted for 30.9% of our sales in 2007, is the Renminbi. Accordingly, the functional currency accounts of these operations are translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders’ equity. Any devaluation of the Baht, Singapore dollar or Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

Substantially all of the revenues of our operations in China are denominated in Renminbi. The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is subject to changes in Chinese and international political and economic conditions. From 1994 to July 20, 2005, the conversion of Renminbi into foreign currencies, including U.S. dollars, was based on rates set by the People’s Bank of China daily based on the previous business day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by approximately 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any declared dividends payable by our operating subsidiaries and joint ventures in China. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

For further information on our foreign exchange risks and certain exchange rates, see Section 11.1: ‘‘Foreign Currency Exposure.’’

3.3.11	Competition

The wire and cable industry in the Asia Pacific region is highly competitive. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do. We and other wire and cable producers increasingly compete on the basis of product quality and performance, reliability of supply, customer service and price. To the extent that one or more of our competitors is more successful with respect to the primary competitive factors, our business could be adversely affected. See Section 4.2.6: ‘‘Competition’’ for additional information regarding the competitive environment we face in specific countries.

3.3.12	Composite Services Agreement with PEWC

We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the ‘‘Composite Services Agreement’’), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. The Composite Services Agreement is renewable at our option and is currently in force. However, we are unable to predict whether PEWC would, at some future date, seek to limit the business it conducts with the Company pursuant to the terms of the Composite Services Agreement. See Section 10.2: ‘‘Material Contracts’’ for a summary of the terms of the Composite Services Agreement.

3.3.13	Risks Relating to Thailand

A substantial portion of our Thai operations, which accounted for approximately 48.8% of our net sales in 2007, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. In recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. However, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar. Such fluctuations in the value of the Baht may negatively impact our performance. The Baht traded in the range of approximately Baht 29.28 to Baht 35.96 to US$1 in 2007.

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

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings. While we have no present intention to pay dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet our other obligations will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. See Section 3.3.3: ‘‘Consolidation of Charoong Thai Group Accounts.’’

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

3.3.17	Corporate Matters; Limited Recourse; Limited Enforceability

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

    3.4    Forward-looking Statements

This Annual Report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements appear throughout this Annual Report and include statements regarding the intent, belief or current expectations of the Company and its management, including with respect to trends affecting the Company’s financial condition or results of operations and the Company’s plans with respect to capital expenditures and investments. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in these forward-looking statements as a result of various factors. See Section 3.3: ‘‘Risk Factors’’ for a further discussion of some of the factors that could cause such material differences.

Item 4:    Information on the Company

    4.1    History and Development of the Company; Recent Developments

4.1.1	History and Development of the Company

The Company (Asia Pacific Wire & Cable Corporation Limited), formed on September 19, 1996, is a Bermuda exempted limited liability company which, through its operating subsidiaries, is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. The Company manufactures and distributes its own wire and cable products and also distributes copper rod and wire and cable products (‘‘Distributed Products’’) manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company (‘‘PEWC’’). Since 1997, the Company has also offered project engineering services in the supply, delivery and installation (‘‘SDI’’) of power cables. PEWC currently owns beneficially 55.4% of the issued and outstanding Common Shares of the Company. Sino-JP Fund Co., Ltd. is a privately owned investment company, incorporated under the laws of the Cayman Islands. From September 10, 2004 until September 14, 2005, Sino-JP owned 10,074,102 Common Shares of the Company, representing 72.84% of the issued and outstanding Common Shares. From September 14, 2005 until June 28, 2007, Sino-JP owned 2,766,154 shares of the Company, representing 20% of the issued and outstanding Common Shares. On June 28, 2007, SOF Capital, L.P. acquired from Sino-JP the 20% of the issued and outstanding Common Shares previously held by Sino-JP. See Section 4.1.2: ‘‘Recent Developments’’ and Section 8.1: ‘‘Legal Proceedings.’’ The remaining 24.6% of the issued and outstanding Common Shares are publicly traded on the Over-the-Counter Bulletin Board (the ‘‘OTC BB’’) in the United States under the trading symbol ‘‘AWRCF.’’

The Company is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand and believes that it is the largest producer of low voltage power cable in Singapore. In 2007, approximately 56.8% of the manufactured products sold by the Company were sold by its subsidiaries in Singapore and Thailand, with the remainder sold by its subsidiaries or joint ventures in China, Australia and Malaysia.

In Singapore, the Company also sells Distributed Products, which largely consist of copper rod and medium and high voltage power cable. In 2007, sales of Distributed Products accounted for 2.1% of the Company’s revenues. As the Company continues to focus its resources on manufacturing and distributing its own products, sales of Distributed Products are expected to decline over time as a percentage of the Company’s business. The Company’s SDI project engineering services accounted for 1.0% of the Company’s revenue in 2007.

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

Change of Control; Option Exercise by PEWC and Other Material Changes in Ownership of the Common Shares

From September 2004 until September 2005, Sino-JP Fund Co., Ltd., a Cayman Islands company (‘‘Sino-JP’’), held 10,074,102 shares, representing approximately 72.84% of the outstanding Common

Shares (the ‘‘Supramajority Shares’’). Sino-JP acquired its shares of the Company pursuant to an assignment from Asset Managers Co., Ltd., a Japanese company (‘‘AMC’’). The Supramajority Shares were acquired by AMC pursuant to a Share Purchase Agreement dated as of September 10, 2004 (the ‘‘2004 Share Purchase Agreement’’) by and between AMC and Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’) and certain other parties. The 2004 Share Purchase Agreement and a related Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) were entered into in connection with a settlement of certain litigation commenced by PEWC against Set Top International Inc., a British Virgin Islands company (‘‘Set Top’’). In connection with that settlement, Set Top was paid $25,000,000 by AMC in exchange for the ownership interest in and all claims relating to the Supramajority Shares. Upon the consummation of the 2004 Share Purchase Agreement, PEWC, which formerly held 75.4% of the outstanding Common Shares, held indirectly approximately 2.56% of the outstanding Common Shares. Under the terms of the 2004 Option Agreement, PEWC was granted an option to reacquire 52.84% of the total issued and outstanding Common Shares (the ‘‘Repurchase Option’’). See Section 8.1: ‘‘Legal Proceedings.’’

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

Commencing in 2004, the banking group creditors of PEWC, consisting of a consortium of 32 banks (the ‘‘PEWC Banking Group’’), represented by Chiao Tung Bank, exercised control over any material expenditures by PEWC. Funding the exercise of the Repurchase Option required the approval of the PEWC Banking Group, which imposed certain conditions on the exercise of the Repurchase Option. Among the conditions, PEWC was required to enter into a letter of undertaking (the ‘‘PEWC Letter of Undertaking’’) which provided that (i) the funds made available would be used only to buy the Repurchased Shares, (ii) as indirect majority shareholder, PEWC would cause the Board of Directors of APWC to consist of a majority of independent directors, with the Banking Group having the right to consent to nominees for any independent directorships, (iii) PEWC would deposit the Repurchased Shares in a trust to secure the obligations of PEWC to the PEWC Banking Group and (iv) PEWC would make monthly installments through September 2006 in repayment of debt owed to the PEWC Banking Group.

In order to secure its obligations under the PEWC Letter of Undertaking, PEWC entered into a trust agreement dated September 12, 2005 (the ‘‘PEWC Trust Agreement’’) by and among PEWC, Moon View Ventures Limited BVI, a wholly-owned subsidiary of PEWC (‘‘Moon View’’), and Chiao Tung Bank Trust Department Trust Assets (‘‘CTB’’). Under the terms of the PEWC Trust Agreement, the Repurchased Shares were deposited with, and registered with the Company registrar in Bermuda in the name of, CTB. In addition to the Repurchased Shares, the trust assets included all dividend and voting rights; provided that PEWC was permitted to direct the voting of the Repurchased Shares unless and until there was a default under the PEWC Letter of Undertaking. In the event of a default by PEWC under the PEWC Letter of Undertaking, which included a default for three consecutive months under the agreements with the PEWC Banking Group, CTB was permitted to dispose of all of the Repurchased Shares and apply the proceeds to pay the PEWC Banking Group or CTB could exercise all voting rights associated with the Repurchased Shares.

In May 2006, the PEWC Banking Group determined that PEWC had fulfilled, or was in a position to fulfill, the requirements with respect to the PEWC Letter of Undertaking. Therefore, on

June 6, 2006, CTB, on behalf of the PEWC Banking Group, delivered a letter instructing the termination of the PEWC Trust Agreement and authorizing the registration of the Repurchased Shares on behalf of PEWC without any pledge or encumbrance in favor of the PEWC Banking Group.

PEWC has informed the Company that it is a party to a debt restructuring agreement with the PEWC Banking Group which provides PEWC with certain relief from the original loan terms and contains an agreement by the PEWC Banking Group to forbear on exercising certain remedies against collateral so long as PEWC adheres to the terms of the debt restructuring. PEWC has informed the Company that the debt restructuring agreement has been extended through 2009.

Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the ‘‘Settlement Agreement’’), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership, acquired the Sino-JP Shares (the ‘‘SOF Acquisition’’) and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, Messrs. Eric Chi Chiu Yip, Wellen Sham and Ryoji Furukawa, who were all of the director-designees of Sino-JP, resigned from the Board, and all of the officers designated by Sino-JP submitted their resignations, and Sino-JP ceased to have any interest in the Company. On the same date, Messrs. Andy Cheng, Jack Sun and David Sun were re-appointed to the Board.

Following the closing of the SOF Acquisition and the entering into of the Settlement Agreement with Sino-JP, the Board called for an annual general meeting of shareholders which was held on September 7, 2007 (the ‘‘2007 AGM’’). At the 2007 AGM, the shareholders approved, among other things, the reappointment of Ernst & Young LLP to complete its audit of the consolidated financial statements of the Company for the year ended December 31, 2004 and the appointment of Moores Rowland International – Singapore (which now does business under the name Mazars Moores Rowland LLP) to act as the independent auditors of the Company for fiscal years 2005, 2006 and 2007.

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

Certain current Board members have relationships with PEWC. Directors Ching Rong Shue and Gai Poo Lee are Vice Presidents of PEWC, and Fang-Hsiung Cheng is an Assistant Vice President of PEWC. Director Yuan Chun Tang serves as Chairman of APWC, and he serves also as Chairman and a Director of PEWC.

At a Board meeting held on September 28, 2007, the Board appointed Mr. Samuel See as interim chief financial officer. In addition, the Board filled the two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the Audit Committee of the Board, with Mr. Anson Chan to serve as its chairman. In addition, the Board agreed to appoint Mr. Wei Gong as deputy chief operating officer, to be based in Bangkok at the offices of Charoong Thai. Mr. Gong works with the current chief operating officer of APWC, Mr. Carson Tien.

On November 9, 2007, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2004 with the SEC, and on March 17, 2008, the Company filed its combined annual report for the fiscal years ended December 31, 2005 and December 31, 2006 with the SEC.

On April 9, 2008, trading in the Common Shares of the Company was restored to the over-the-counter bulletin board (www.otcbb.com) under the trading symbol ‘‘AWRCF.’’ The Company intends to apply for a listing on either the NASDAQ (Global Market) or the American Stock Exchange during the 2008 fiscal year.

At a board meeting held on June 13, 2008, the Board approved the formation of a compensation committee and appointed one independent director, Mr. Anson Chan, and three additional directors, Mr. Yuan Chun Tang (acting as Committee Chairman), Mr. David T. Sun, and Mr. Michael C. Lee to the Committee. See Section 6.3: ‘‘Compensation Committee.’’

Internal Review

In late 2004 and continuing into 2005, the Board of Directors determined to undertake an internal review regarding certain past financial and accounting practices. The Company retained an internationally-recognized forensic accounting firm as outside advisor to assist in the conduct of the internal review.

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

As a result of the internal investigation, certain members of management at two of the Company’s subsidiaries in China, Ningbo Pacific Cable Company Limited (‘‘NPC’’) and Shandong Pacific Fiber Optics Cable Co., Ltd. (‘‘SPFO’’), were terminated. The Board determined that, in a number of instances, management at NPC and SPFO failed to exercise satisfactory supervision over financial and accounting practices, engaged in transactions without an adequate business purpose and did not exercise good business judgment. In 2006, the Board determined to cease operations at NPC due to the dim prospects in the near to medium term for reversal of losses and a turn to profitability.

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

In addition, the Company engaged a consultant to assist the Company’s management, including its Chief Executive Officer (‘‘CEO’’) and Interim Chief Financial Officer (‘‘CFO’’), in evaluating the Company’s internal controls over financial reporting as of December 31, 2007. As a result of that assessment, management, including our CEO and CFO, identified four material weaknesses and certain significant deficiencies in the Company’s internal controls over financial reporting as of that assessment date. As a result, under applicable regulatory guidance, the Company’s internal controls over financial reporting as of that assessment date are required to be classified as ineffective. Those weaknesses were reported by our CEO and CFO to the Company’s Board of Directors, its Audit Committee and its independent auditors. In addition, our CEO and CFO reported those significant deficiencies to the Audit Committee and the independent auditors. At a meeting held on June 13, 2008, the Company’s Board of Directors implemented certain remedial actions which the Company believes, once fully implemented, will address satisfactorily those material weaknesses identified by our CEO and CFO. However, the Company cannot provide any assurances that those actions will be sufficient or that other material weaknesses will not be identified upon further investigation, such that internal controls over financial reporting may continue to be classified as ineffective, or, if rendered effective for a period of time, may not in the future cease to be effective.

The certifications provided as part of this Annual Report by our Chief Executive Officer and by our Chief Financial Officer are subject to and qualified by the disclosures and discussion in this Annual Report on the lack of adequate disclosure controls and procedures and on the lack of effectiveness, as of December 31, 2007, of the Company’s internal controls over financial reporting.

    4.2    Business Overview

The Company’s Thai operations are conducted through Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’), Siam Pacific Electric Wire & Cable Company Limited (‘‘Siam Pacific’’) and Pacific-Thai Electric Wire & Cable Co. Ltd. (‘‘Pacific Thai’’).

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (‘‘SET’’). Immediately after the acquisition of Siam Pacific by Charoong Thai, the shareholders of Charoong Thai consisted of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%), with the rest of the shares being publicly-traded on the SET. After the sale of some of its Charoong Thai shares on the open market, the Company held approximately 52.43% of the issued and outstanding shares of Charoong Thai as of December 31, 2005. As of December 31, 2007, the Company owned approximately 50.93% of the issued and outstanding shares of Charoong Thai, with the decrease in the Company’s percentage ownership being attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. Charoong Thai manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the business of optic fiber cable manufacturing and the provision of telecommunication and network services.

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

The Company holds a 100% interest in Sigma-Epan International Pte. Ltd. (‘‘Sigma-Epan’’), a group of companies with operations in Singapore and Malaysia. Sigma-Epan group has its headquarters in Singapore. Prior to ceasing manufacturing operations in May of 2007, Sigma-Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan continues to trade specialty electronic and other types of cables.

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

During fiscal year 2007, the Company’s China operations were conducted through six business entities. The operating entities included Shanghai Yayang Electric Co., Ltd. (‘‘Shanghai Yayang’’), formerly known as Shanghai Pacific Electric Co., Ltd., a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company’s effective holding in Shanghai Yayang is 54.41%. Shanghai Yayang is also partly held by Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

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

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’) for the manufacture of optic fibers. The Company owns 49% of SHP with the remaining 51% owned by Hebei Huayu Co. Ltd. (as the successor in interest to Shandong Yanggu). Due to the subsequent deterioration of the fiber optic market price, the plant has yet to be completed and a production date for commencing operations has not been determined. The actual commencement of operations, if it occurs at all, will depend on our ongoing assessment of market conditions. In 2007, the Company took a $0.1 million impairment loss on the SHP investment to reflect that assessment and sold all major equipment owned by SHP.

On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (‘‘CCH’’) and its wholly-owned subsidiary company, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (‘‘PEWS’’) from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2007.

Until 2006, the Company’s China operations included Ningbo Pacific Cable Co. Ltd. (‘‘NPC’’), a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China, in which the Company owned a 94.31% interest. The other owner of NPC was China Ningbo City Yin County Yinjiang Town Industrial Corporation (‘‘CIC’’). NPC manufactured a range of telecommunications cable and local area network (‘‘LAN’’) electronic cables for sale and distribution in the Chinese domestic market and export market.

NPC’s performance since 1997 was below the Company’s expectations due primarily to difficulties faced in marketing its products and market penetration in China. In addition, the performance of certain managers at NPC, who were later terminated, did not comply with the Company’s standards for business practices. See Section 4.1.2: ‘‘Recent Developments, Internal Review.’’ The Company’s 2002 results included a write-off of approximately $1.5 million in the carrying value of the telecommunication cable machinery at NPC. In 2006, the Company determined to cease operations at NPC, as it concluded that the prospects for reversing the losses and achieving profitability were too remote. Thereafter, the Company liquidated its assets at the NPC facility.

4.2.1	Products and Services

The Company manufactures and sells a wide variety of wire and cable products primarily in four general categories: telecommunications cable, power transmission cable, enameled wire and, until May 2007, electronic cables, which the Company ceased to manufacture as of that date. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wire is used in the manufacturing of components and sub-components of household appliances and small machinery. The electronic cables, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as the Singapore distributor of copper rod and wire and cable products manufactured by PEWC. The Company also offers SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.

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

Power Cable

The Company produces a range of armored and unarmored low voltage power transmission cable. Low voltage power cable, generally considered to be cable with a capacity of 1 to 3.3 kilovolts, is typically used to transmit electricity to and within commercial and residential buildings, as well as to outdoor installations such as street lights, traffic signals and other signs. Armored low-voltage power cable is usually used for public lighting and power transmission running to buildings and installed either above or below ground. Unarmored low voltage cable is mainly used as lighting and power supply cable inside and outside of buildings. The voltage capacity of the Company’s power cables range from 300 volts to one kilovolt.

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

Electronic Cables

Until May 2007, the Company also produced a wide range of electronic cables and related byproducts, including high specification telecommunication cables, data-communication cables, security cables, cable assemblies, fiber optic cables, local area network (‘‘LAN’’) patch-cords products and harness assembly. The products were used in the electronics, building automation, telecommunications and data-communications industries. The customers included government bodies, large construction companies, subcontractors bidding for government contracts and system integrators. These cables were produced by the Sigma-Epan group, which ceased manufacturing operations in May 2007. Since Sigma-Epan ceased manufacturing operations, the Company no longer manufactures electronic cables but continues to trade specialty electronic and other types of cables.

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

Copper is the principal raw material used by the Company, accounting for approximately 70% of total cost of sales of products using copper as a conductor in 2007. The Company purchases copper at prices based on the average prevailing international spot market prices on The London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust charges to its customers, such that increases and decreases in the price of copper are fully reflected in those charges. Most sales of Company manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.

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

The Company purchases copper cathodes, which are subject to a 1.0% import tariff, for use at its Thailand operations in order to avoid the higher import tariff of 5.0% on copper rods. The Company obtains copper cathodes from three major suppliers which import cathodes into the Thai market. These suppliers are Mitsubishi Corporation, Mitsui & Co (Thailand) and Marubeni Corporation. The Company has regularly signed one-year contracts with each of its copper cathode suppliers pursuant to which the Company agrees to purchase a set quantity of copper cathodes each month. Under the terms of such contracts, the price of copper cathodes is usually ‘‘pegged’’ to the average of the spot price of copper on the LME for the delivery month plus a premium. The Company believes its relationships with its three copper cathode suppliers will allow access to alternative supplies in the event one or more of such suppliers was unable or unwilling to renew a supply contract on terms satisfactory to the Company, although the Company does not anticipate any change in relations in the near term.

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

We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system at certain of our production facilities in China.

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

All the major companies in the group have attained International Standards Organization (‘‘ISO’’) 9002 certification for quality management and assurance standards in the manufacture of electric wire and cable and have maintained that certification for at least the last ten years. The certifications mean that the companies have in place quality assurance systems and the capability to consistently manufacture products of quality.

4.2.5	Sales and Marketing

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company is exported to take advantage of Pacific Thai’s tax status exempting it from paying import duties on raw materials used in the manufacture of export product. The following table sets forth the Company’s sales revenues by geographic area for the periods indicated, together with their respective percentage share of total sales revenue for such periods:

	Year ended December 31,
	(dollar figures ($) are in thousands of US$)
	2005		2006		2007
	$	%	$	%	$	%
Manufactured Products:
Thailand	100,683	29.9%	142,500	30.4%	170,585	33.4%
Singapore	14,968	4.4%	29,440	6.3%	31,762	6.3%
Australia	34,831	10.3%	49,134	10.5%	55,789	10.9%
China	102,797	30.5%	148,502	31.7%	157,917	30.9%
Export	48,237	14.3%	69,704	14.9%	78,752	15.4%
Total	301,516	89.4%	439,280	93.8%	494,805	96.9%
Distributed Products(1)	20,055	5.9%	12,416	2.7%	10,783	2.1%
SDI Project Engineering(2)	15,691	4.7%	16,421	3.5%	5,253	1.0%
Total net sales	337,262	100.0%	468,117	100.0%	510,841	100.0%

(1)	Distributed Products are largely sold in Singapore.
(2)	All SDI Project Engineering is supplied in Singapore.

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

Sales of Company manufactured products in 2007 accounted for 66.4% of the Company’s net sales in Singapore; sales of Distributed Products in 2007 accounted for 22.6% with the remaining 11.0% comprised of SDI project engineering services. In 2007, sales to SP Powerassets alone accounted for approximately 39.5% of the Company’s total sales in Singapore and 3.7% of the Company’s total aggregate sales. Additionally, sales of SDI project engineering services to SP Powerassets in 2007 accounted for 96.4% of the Company’s SDI sales. Approximately 35.5% of the sales to SP Powerassets in 2007 were sales of Distributed Products, which sales have a low profit margin. Such sales are not made under a continuing contract, but pursuant to purchase orders placed from time to time with the Company by SP Powerassets. Although SP Powerassets is an important customer of the Company, neither the loss of Distributed Product sales to SP Powerassets, nor the loss of manufactured product sales to SP Powerassets, which the Company expects would be replaced by sales to other customers, would likely have a material adverse effect on the Company’s results of operations. Although the Company does not believe that it could easily replace its SDI sales to SP Powerassets by sales to other customers, SDI sales accounted for only 1.0% of the Company’s sales in 2007.

China

The Company produces and sells copper-based telecommunication cable, fiber optic cables and enameled wire in China. The Company’s China operations are conducted through six business entities.

Copper-based telecommunication cables and fiber optic cables are generally sold to the national, provincial or local offices of the fixed-line and mobile telecommunications network operators or sub-contactors of such agencies. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

Exports

The Company’s main export markets are Hong Kong, Vietnam, India, China, Malaysia and Indonesia. Export sales are conducted by local agents or distributors of the Company in accordance with terms and prices negotiated between the local agent and the Company at the time of sale. In Thailand, the Company’s principal export is enameled wire. In Singapore, the Company’s principal export is power cable. The Company does not actively pursue an export business in Singapore, but benefits from Singapore’s position as a trading center and makes export sales in response to buyer inquiries and solicitations. Total export sales accounted for 15.4% of net sales in 2007.

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

Australia

Currently, besides APEC, there are two major wire and cable producers in Australia: Olex Cables (owned by Pacific Dunlop) and Pirelli Cables, with factories in the states of Victoria and New South Wales, respectively. Both are APEC’s principal competitors. In addition, General Cables is a major participant in the market. During fiscal year 2007, APEC was the only power cable producer in Queensland and therefore sought to take advantage of other competitors importing into Queensland.

APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne and Perth in order to attract and service the customers in those regions. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards. Free Trade Agreements are in effect with Singapore and Thailand.

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

SPFO is one of the largest manufacturers of fiber optic cables in Shandong Province and it supplies mainly to government controlled and licensed telecommunications network operators such as China Netcom, China Telecom, China Mobile, China Railcom, China Unicom and China Powercom. It faces competition principally from a number of the larger domestic fiber optic cable manufacturers in China.

Other Markets

The Company exported approximately 16.0% of its manufactured products in 2007. These products are principally sold through independent suppliers in competition with domestic and foreign manufacturers.

4.2.7	Regional Considerations

The principal Asian markets in which we do business have shown exceptional overall economic growth in recent years compared to the United States and a number of other more developed markets, subject to occasional episodes of economic and currency exchange volatility attributable to various factors including the increased risks of emerging market investment, actual or potential political instability and pandemics such as the SARS health crisis several years ago. In some countries, the IMF exerts considerable influence over economic policy and provides support to stabilize the domestic economy. In general, the Asian markets in which we do business have been export-driven in recent years and have in the case of China and Singapore, for example, accumulated considerable capital reserves, which contributes to a more stable business environment.

Thailand

According to the World Bank, the projected economic growth rate for 2007 was 4.3% compared to 5.0% in 2006, which was attributable primarily to slow net export growth. The World Bank has projected Thai economic growth in 2008 to be approximately 4.6% followed by 5.2% in 2009.

A substantial portion of the Company’s Thai operations, which accounted for approximately 48.8% of the Company’s net sales in 2007, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (‘‘GDP’’). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

Singapore

The Singapore government reported that the economy grew 7.7% in 2007. The growth was partially attributable to the efforts of the Singapore government to attract and retain foreign investments as a priority matter. Much of the economy’s growth in 2007 came from increased exports of electronics, pharmaceuticals and chemicals. The Singapore government has projected lower growth of 4.0% to 6.0% in 2008 due to the expected U.S. economy slowdown.

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

The Chinese economy is reported to have expanded by 11.4% in 2007, as a result of fiscal stimulus and robust external demand. Exports and imports continue to surge. Fixed-asset investment, a crucial component of China’s economic growth, rose during the period partly as a result of increased public expenditure on infrastructure projects and technology upgrades of state-owned entities. The World Bank has projected China economic growth in 2008 to be approximately 9.7% followed by 9.6% in 2009.

    4.3    Organizational Structure

Thailand

The Company’s Thai operations are conducted by Siam Pacific, which produces telecommunications cable, power cable and enameled wire for the domestic market, Pacific Thai, a specialized producer of enameled wire for the export market and Charoong Thai, which manufactures power telecommunications cables and, through its subsidiaries, provides telecommunication and network services. As of December 31, 2005, the Company effectively owned 52.43% of the interests in Siam Pacific, Pacific Thai and Charoong Thai. By 2007, the Company’s effective ownership interest in those three entities had been reduced to 50.93%, with the decrease in the Company’s percentage ownership being attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.

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

Pacific Thai was established in 1989 and is a wholly-owned subsidiary of Siam Pacific. Pacific Thai produces enameled wire for export only and has a special tax status which exempts it from import duties on raw materials used in export manufacturing. This special tax status must be renewed each year.

Charoong Thai is a public company listed on the Stock Exchange of Thailand (‘‘SET’’). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase an amount of additional shares equal to its pro rata share of the additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue those additional shares, the Company may decide not to exercise this right, in which case the Company’s interest may be diluted.

Siam Pacific and Charoong Thai are two of the five largest telecommunications and power cable and wire manufacturers in Thailand and are two of the five government-approved suppliers of telecommunications cable for major public telecommunications projects.

As part of its restructuring plan, the Company has merged its Thai operations, which has generated cost savings while improving overall efficiency. The Company believes the synergistic effect of merging these operations will continue to produce significant savings in overhead cost as it facilitates the centralization of decision making and resource allocation for the Thai operations.

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

The Company owns Sigma-Epan, which ceased manufacturing operations in Singapore and Malaysia in May 2007 due primarily to decreasing sales revenues, taxes imposed by the Malaysian government, inadequate machinery, and high overhead costs. Sigma-Epan consisted of a primarily Singapore-based group of companies engaged in the manufacture of specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. It achieved ISO 9002 certification for its quality management system in 1990. Its customers were largely multinational original equipment manufacturers and its export markets included Malaysia, the Philippines, Indonesia, Thailand, Australia, New Zealand, China and the U.S. Since Sigma-Epan ceased operations, the Company no longer manufactures specialty electronic cables.

Australia

The Company has an effective 98.53% ownership interest in APEC, an Australian wire and cable distributor, which commenced operations at its power cable manufacturing facility in Queensland near Brisbane, Australia in 1997. The new facility produces low voltage power cable with a targeted production capacity of 2,000 tons per year.

APEC has historically sold its production output to Australian distributors and major wholesalers that have been primarily dependent upon imports from other countries. In 1998, it established a sales office with warehousing facilities in Sydney, New South Wales to attract and service customers in this region of Australia. In 2000, it established another sales office with warehousing facilities in Melbourne, Victoria. In 2002, a sales office in Perth was established. APEC bids for supply contracts in state and national power development projects in Australia.

China

The Company has a 54.41% effective interest in Shanghai Yayang, a company in Shanghai, China. Shanghai Yayang is a joint venture company manufacturing enameled wire which was formed in 1998, and is a subsidiary of Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter of between 0.05mm and 2.5mm.

SPFO is a joint venture company in Yanggu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a 51% interest in SPFO with the remaining interest owned by the joint-venture partner, Shandong Yanggu Cable Company (‘‘Shandong Yanggu’’), an established manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China. The Company has invested a total of $2.8 million in SPFO.

The Company owns a 25% interest in Shandong Pacific Rubber Cable Company, Ltd. (‘‘SPRC’’), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu.

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’) for the manufacture of optic fibers. The Company has invested in excess of $5.0 million for a 49% interest in SHP, with the remaining interest in SHP being held by Shandong Yanggu. The projected production rate was initially set at 900,000 km of optic fibers annually. Due to weak market outlook, the actual commencement of operations has been put on hold.

On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (‘‘CCH’’) and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (‘‘PEWS’’) from PEWC, the then majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH have been profitable since 1999 and have contributed to the profits of the Company in 2007.

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

The term of the NPC joint venture was 50 years commencing from December 31, 1993, the date the joint venture received its business license. The joint venture agreement permitted early termination with the consent of all the joint venture partners or following a serious breach by one of the joint venture partners of the terms of the joint venture contract. The joint venture agreement provided that the partners share in the profits in proportion to their equity interests in the joint venture. In 2006, the Company terminated the NPC joint venture due to lack of profitability, unsatisfactory management practices, the lack of qualified executives to assume management responsibility following termination of the then senior managers, and the lack of promising prospects for the business in the short to medium term.

    4.4    Property, Plant and Equipment

The Company’s manufactured products are produced at facilities on premises owned or leased by Siam Pacific, Pacific Thai, Charoong Thai, Sigma Cable, Sigma-Epan (until May 2007), APEC, NPC (until 2006), Shanghai Yayang, SPFO and PEWS.

As of December 31, 2007, the summary status of the Company’s facilities and operations was as follows:

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

Sigma-Epan leased an office space from Sigma Cable in Singapore and operated two factory units in Johore Bahru and Penang, both in Malaysia. Both manufacturing operations of Sigma-Epan were terminated as of 2007, but Sigma-Epan continues to employ eight individuals in its trading operations.

APEC owns a 6,735 square meter manufacturing facility on a 39,000 square meter land in Brisbane, Australia, which is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately Australian $10 million.

NPC operated on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China, with a factory area of 3.3 acres. A leasehold right of industrial land use for the land was granted for 50 years. Manufacturing operations at NPC were terminated in 2006. NPC continues to hold the leasehold right of the land and maintains ten employees.

Shanghai Yayang operates a factory, partially mortgaged to a finance company, located in an area of approximately 5,000 square meters of state-owned land in an industrial district in Fengxian, Shanghai.

SPFO operates in a purpose-built factory building on a leasehold state-owned land in Yanggu, Shandong Province, China.

PEWS operates on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 50 years. The facility is mortgaged to Agricultural Bank of China as security for a Rmb 14 million bank facility granted in 2003.

The Company’s primary operating facilities as of December 31, 2007 are briefly described below:

Location	Company	Products
Bangkok, Thailand	Siam Pacific	Telecommunications cable, power cable, enameled wire
Bangkok, Thailand	Pacific Thai	Enameled wire
Bangkok, Thailand	Charoong Thai	Telecommunications cable, power cable
Shanghai, China	Shanghai Yayang	Enameled wire
Yanggu, China	SPFO	Fiber optic cable
Shenzhen, China	PEWS	Enameled wire
Singapore	Sigma Cable	Power cable, SDI project engineering, distributed products
Singapore and Malaysia	Sigma-Epan	Electronic cable (until May 2007)
Brisbane, Australia	APEC	Power cable

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

The management at the respective subsidiaries conducts a thorough review of the inventory in all of its product lines on a regular basis. The allowances for inventories are made to reduce excess inventories to their estimated net realizable values, as necessary. The subsidiaries will take into consideration their best estimates of product sales prices, copper prices and customer demand patterns. The estimates used by the Company to determine its allowance for inventory losses may be more or less than the actual amount or results. The subsidiaries will also evaluate inventory on a regular basis for obsolete or slow-moving items to ascertain if the recorded allowance is reasonable and adequate. Inventory is written down for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

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

In 2007, the Company recorded an impairment charge of $0.1 million in Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’) due to an oversupply of products in the market at Shandong and the suspension of construction of the SHP production line.

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

Impairment of Long-Lived Assets

We evaluate the carrying value of our long-lived assets, consisting primarily of property plant and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In 2007, the Company did not record any impairment of long-lived assets.

Recent Pronouncements

In September 2006, FASB issued Statement No. 157 — ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 became effective for us on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions.

In September 2006, FASB Statement No. 158 — ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R)’’ (‘‘SFAS 158’’), was issued. This statement requires an employer that sponsors one or more defined benefit pension or other postretirement plans to recognize an asset or liability for the overfunded or underfunded status of its postretirement benefit plans in its balance sheet for years ending after December 15, 2006. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. The statement also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s statement of financial position. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the requirement to measure plan assets and benefit obligations as of the statement of financial position date, which is effective for fiscal years ending after December 15, 2008. Transition for the recognition provisions is entirely prospective. The effect of adopting SFAS 158 on the consolidated financial statements is presented in Note 18 to the Audited Financial Statements.

In September 2006, the FASB ratified EITF Issue No. 06-1 — ‘‘Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’’ (‘‘EITF 06-1’’). This guidance requires the application of EITF Issue No. 01-9 — ‘‘Accounting for Consideration Given by a Vendor to a Customer’’ (‘‘EITF 01-9’’), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Company does not expect the adoption of EITF 06-1 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 — ‘‘The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115’’ (‘‘SFAS 159’’). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of SFAS 159 will have significant impact on our consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3 — ‘‘Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities’’ (‘‘EITF 07-3’’). This issue provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the adoption of EIFT 07-3 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (‘‘SFAS No. 141(R)’’), which establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The impact of this standard is dependant upon the level of future acquisitions by the Company.

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

In February 2008, the FASB issued FASB Staff Position (‘‘FSP’’) FAS 157-1, ‘‘Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13,’’ which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purpose of lease classification or measurement under SFAS No. 13, ‘‘Accounting for Leases.’’ In February 2008, the FASB also issued FSP FAS 157-2 — ‘‘Effective Date of FASB Statement No. 157,’’ which delays the effective date of SFAS 157 until the first quarter of fiscal 2010 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact SFAS 157 will have on its results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161 — ‘‘Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133’’ (‘‘SFAS 161’’) which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 will be effective for the Company in fiscal year 2010. The Company is currently assessing the potential impact that adoption of SFAS 161 may have on its financial statements.

In May 2008, the FASB issued SFAS No. 162 — ‘‘The Hierarchy of Generally Accepted Accounting Principles’’ (‘‘SFAS 162’’). The Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The current GAAP hierarchy, as set forth in the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards No. 69, ‘‘The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles,’’ has been criticized because (1) it is directed to the auditor rather than the entity, (2) it is complex, and (3) it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The Board believes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Accordingly, the Board concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and is issuing this Statement to achieve that result. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, ‘‘The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.’’

In May 2008, the FASB issued SFAS No. 163, ‘‘Accounting for Financial Guarantee Insurance Contracts,’’ an interpretation of FASB Statement No. 60 (‘‘SFAS 163’’). Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, Accounting for Contingencies. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The Company does not expect the adoption of SFAS 163 to have a material impact on its consolidated financial statements.

    5.2    Summarized Income Statement

This discussion should be read in conjunction with the information contained in the consolidated financial statements and notes thereto (the ‘‘Financial Statements’’) presented in Item 18 of this Annual Report.

The following table sets forth a summary statement of income for the periods indicated (dollar ($) amounts in thousands of US$):

	2005	2006	2007
Net Sales:
Manufactured products:
Telecommunications wire and cable	$32,171	$49,069	$46,444
Power cable	101,333	147,726	188,818
Enameled wire	162,483	237,097	258,470
Electronic cable	5,529	5,388	1,073
Total manufactured products	301,516	439,280	494,805
SDI project engineering	15,691	16,421	5,253
Distributed Products	20,055	12,416	10,783
Total net sales	337,262	468,117	510,841
Gross profit:
Manufactured products:
Telecommunications wire and cable	1,600	11,294	7,712
Power cable	18,465	24,890	33,916
Enameled wire	16,482	21,901	2,995
Electronic cable	146	403	48
Total manufactured products	36,693	58,488	44,671
SDI project engineering	(375)	(284)	(347)
Distributed Products	634	1,107	80
Recovery (allowance) for inventory reserve	(346)	(2,017)	1,272
Total gross profit	36,606	57,294	45,676
Gross profit margin:
Manufactured products:
Telecommunications wire and cable	5.0%	23.0%	16.6%
Power cable	18.2%	16.8%	18.0%
Enameled wire	10.1%	9.2%	1.2%
Electronic cable	2.6%	7.5%	4.5%
Total manufactured products	12.2%	13.3%	9.0%
SDI Project engineering	(2.4)%	(1.7)%	(6.6)%
Distributed Products	3.2%	8.9%	0.7%
Total gross margin	10.9%	12.2%	8.9%
Note that gross profit margin by products excludes recovery or allowance for inventory reserve. Further note that the allowance for inventory reserve in 2005 and 2006 has been reclassified as cost of sales to conform with the current year’s presentation as management believes that this presentation better reflects the nature of the charges. That reclassification is reflected in certain operating results, including gross profits and gross profit margins.

    5.3    Operating Results

5.3.1    Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

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

Average copper prices per metric ton have increased by 6.0% from $6,645 in 2006 to $7,041 in 2007. Gross profit margins for manufactured products in 2007 were on average at 9.0% compared to 13.3% in 2006.

Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2007 and 2006 copper prices are as follows:

		2007	2006
Average LME copper price ($/Ton)	1Q	6,452	5,103
	2Q	7,476	7,198
	3Q	7,649	7,602
	4Q	6,588	6,675
	Year	7,041	6,645

According to the World Bank, (i) the rates of year 2007 GDP growth for Thailand, Singapore and China were 4.3%, 7.7% and 11.4% respectively and (ii) the 2006 GDP growth rates for Thailand, Singapore and China were 5.0%, 7.9% and 10.7% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We are beginning to see the return of growth in these industrial sectors following the recovery in the general economies of the respective countries and increases in governments’ expenditures on infrastructure.

Net Sales

Sales of manufactured product increased by 12.7% from $439 million in 2006 to $495 million in 2007, contributing to an overall sales increase of 9.2%. Sales in power cable exhibited the strongest increase of 27.8% due to the strong demand for transmission of electricity to and within commercial and residential buildings, especially in Thailand. Sales of Distributed Products and revenue from SDI project engineering in Singapore decreased in 2007 due to decreased demand and a decrease in offers of tenders from SP Powerassets.

The following table shows the percentage share in net sales of the respective operations with respect to our total sales in 2007.

	Manufactured products only	All products and services
Thailand	50.5%	48.8%
Singapore	6.3%	9.4%
Australia	11.3%	10.9%
China	31.9%	30.9%
Total	100.0%	100.0%

Gross Profit

Gross profit for 2007 was $45.7 million, representing a decrease of 20.2% compared to $57.3 million for 2006. The decrease was primarily attributable to increases in the prices of raw materials in the global market while the sales price of finished products to certain customers remained fixed or could not be increased significantly due to competitive market prices in the industry. Gross profit contributed by sales of manufactured products was $44.7 million in 2007 compared to $58.5 million in 2006, representing a decrease of 23.6%.

Overall gross profit margins decreased from 12.2% in 2006 to 8.9% in 2007. Gross profit margins for manufactured products decreased from 13.3% in 2006 to 9.0% in 2007. The decrease was primarily due to decreased margins in enameled wire products resulting from weaker market conditions and increased competition in both China and Thailand. To a lesser extent, the decrease was due to decreased margins in telecommunications cable in Thailand. Gross profit margins for power cables increased, particularly in Australia due to the strong Australian economy and the Company’s focus on products with higher gross margins.

Operating Profit

Selling, general and administrative expenses increased by $1.8 million or 6.7% in 2007, primarily due to the higher provisions for doubtful accounts. Higher provisions for doubtful accounts largely arose from increased specific and general provisions in the Company’s Thai subsidiaries. Increased specific provisions were largely attributed to a debtor, a major telecommunication subcontractor company, that encountered delayed payments under its contract with the Thai government.

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

The exchange rates as of December 31, 2007 and December 31, 2006, based on the Noon Buying Rate, were as follows:

	December 31, 2007	December 31, 2006
Foreign currency to US$1:
Thai Baht	29.50	36.10
Singapore $	1.44	1.53
Australian $	1.14	1.27
Chinese Rmb	7.30	7.80

Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the Company resulted in $0.9 million exchange gain in 2007. The exchange gain in 2007 is less than that of 2006 due to the fluctuations in exchange rates and higher realized exchange gains in our Thai operations in 2006 arising from the settlement of receivables and payables denominated in U.S. dollars or other foreign currencies during that period.

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

Gain/Loss from Investees

In 2007, gains from investees were largely related to Shandong Pacific Rubber Cable Co., Ltd (‘‘SPRC’’).

Impairment of Investments

In 2007, the Company recorded an impairment of $0.1 million in SHP due to an oversupply of products in the market at Shandong and the suspension of construction of the SHP production line.

Gain on Sale of Investment

The gain on sale of investment in 2007 was attributable to the sale of warrants held by a subsidiary in Singapore.

Other Income

Other income largely consists of gains on sales of raw materials and scraps, and gains on disposal of fixed assets. The increase in other income in 2007 is primarily due to gains on disposal of fixed assets of NPC, Charoong Thai, and PEWS.

Income Taxes

Our effective tax rate increased from 31.5% in 2006 to 47.9% in 2007, primarily due to origination and reversal of temporary differences in CTW and the effect of the adoption of ‘‘Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.’’

The Company files income taxes in each jurisdiction where such a filing is required based on its revenues. The provision for income taxes differs based on the taxes incurred by the operating subsidiaries in their respective jurisdictions. Effective tax rates differ from the statutory rate due to, among other things, whether certain expenses are deductible or not deductible for tax purposes and changes in valuation allowances.

As of December 31, 2007, the Company’s operating subsidiaries in China had net operating loss carry forwards of approximately $6 million which expire on various dates between 2008 and 2011. Based on their history of losses, management believes it is likely that the net operating loss carry forwards will not be fully utilized by those subsidiaries before expiration. Accordingly, the Company has not recognized the $6 million as deferred tax assets.

A significant portion of the deferred tax assets recognized by the Company relates to net operating loss carry forwards of APEC and reserves not yet deductible for tax purposes. Because the Company operates in multiple jurisdictions, it considers the need for a valuation allowance on a country-by-country basis, taking into account the effect of local tax laws. Where a valuation allowance was not recorded, the Company believes that there was sufficient evidence to support its conclusion not to record it. Management believes, but cannot assure, that the Company will utilize the APEC loss carry forwards in the future due to APEC’s profitability and continued generation of taxable income.

Reserves not yet deductible for tax purposes affect temporary differences. Tax consequences of most events recognized in the financial statements for a year are included in determining income taxes currently payable. However, tax laws often differ from the recognition and measurement requirements of financial accounting standards. These differences are referred to as ‘‘temporary differences.’’ Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. The major temporary differences that gave rise to deferred tax assets and liabilities were allowance for inventories, allowance for doubtful accounts and the allowance for impairment in investments.

Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2006 and 2007 are disclosed in Note 12 of Item 18: ‘‘Financial Statements.’’

5.3.2    Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

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

Average copper prices per metric ton increased by 73.3% from $3,835 in 2005 to $6,645 in 2006. The higher cost of copper has contributed to a higher selling price of our products in 2006 and has contributed to sales increase of $131 million in 2006, representing an increase of 38.8% over sales in 2005. Gross profit margins for manufactured products in 2006 were on average at 13.3% compared to 12.2% in 2005.

Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2006, 2005 and 2004 copper prices are as follows:

		2006	2005
Average LME copper price ($/Ton)	1Q	$5,103	$3,380
	2Q	7,198	3,524
	3Q	7,602	3,858
	4Q	6,675	4,577
	Year	6,645	3,835

According to the World Bank, (i) the rates of year 2006 GDP growth for Thailand, Singapore and China were 5.0%, 7.9% and 10.7%, respectively and (ii) the 2005 GDP growth rates for Thailand, Singapore and China were 4.5%, 6.6% and 10.2%, respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors. We continue to see growth in these industrial sectors following the sustained growth in the general economies of the respective countries and strong governments’ expenditures on infrastructure.

The Company showed net profit of $13.0 million in 2006, compared to net losses of $5.0 million in 2005 due largely to increases in sales, gross profit margins and exchange gains, and lower impairment of investments. Overall net sales increased by 38.8% due to a copper price increase and higher demand for our products due to sterling economic growth in the region. Revenue from manufactured products increased by 45.8% but was offset by a decrease in SDI project engineering and Distributed Products by 19.3% in 2006 compared to 2005. Overall gross profit margins increased from 10.9% in 2005 to 12.2% in 2006, mainly due to an increase in the profit margin in telecommunication wire and cable products. Selling, general and administrative expenses have increased by 4.0%, mainly due to increases in the provision for doubtful accounts and inventory, and professional fees.

Our net results in 2006 were aided by positive contributions from the provisions for exchange gain and gain on liquidation of subsidiary, with an offset by a lower impairment of investment. An exchange gain of $5.5 million was recorded in 2006 largely due to the appreciation of the Thai Baht.

Net Sales

Sales of manufactured product increased by 45.8% from $301 million in 2005 to $439 million in 2006, contributing to an overall sales increase of 38.8%. Sales in enameled wire exhibited the strongest increase of 46.0% due to the strong demand from appliance manufacturers especially in China and higher selling prices reflecting the rise of copper prices as a percentage of overall sales. Sales of Distributed Products and revenue from SDI project engineering in Singapore decreased in 2006 due to decreased demand and a decrease in offers of tenders from SP Powerassets.

The following table shows the percentage share in net sales of the respective operations with respect to our total sales in 2006.

	Manufactured products only	All products and services
Thailand	48.3%	45.3%
Singapore	6.7%	12.5%
Australia	11.2%	10.5%
China	33.8%	31.7%
Total	100.0%	100.0%

Gross Profit

Gross profit for 2006 was $57.3 million, representing an increase of 56.5% compared to $36.6 million for 2005 in line with increased sales and increased gross profit margins. Gross profit contributed by sales of manufactured products was $58.5 million in 2006 compared to $36.7 million in 2005.

Overall gross profit margins increased from 10.9% in 2005 to 12.2% in 2006 due to increased margin in telecommunication wire and cable products. Gross profit margin for manufactured products increased from 12.2% in 2005 to 13.3% in 2006 due to higher contribution margins from telecommunication wire and cable.

Operating Profit

Selling, general and administrative expenses increased by $1.1 million or 4.1% in 2006, due to higher provisions for doubtful accounts and inventory, and professional fees. Higher provisions for doubtful accounts and inventory were in line with the increased accounts receivables and inventory resulting from increased sales.

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

Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2005 and 2006 are disclosed in Note 12 of Item 18: ‘‘Financial Statements.’’

    5.4    Liquidity and Capital Resources

Capital Expenditure and Capital Resources

The following are major investments and purchases made in 2006 and 2007:

In 2003, the Company injected $1.7 million in Shanghai Yayang through its subsidiary, Pacific Thai, thereby increasing the Company’s interest in Shanghai Yayang from 62.39% to 63.49%. In 2004 and 2006, the Company, through its subsidiary, Charoong Thai, made additional capital contributions of $0.5 million and $1 million, respectively, to Shanghai Yayang. The additional investment was in view of improved sales and operating performance and the need for capacity expansion as part of the Company’s operational strategy. Each of the Company and its joint venture partner, Shandong Yanggu, have injected $0.3 million of capital into Shangdong Pacific Fiber Optics Cable Co., Ltd. (‘‘SPFO’’). To date, the Company has invested a total of $2.8 million representing a 51.0% interest in SPFO. The Company has also contributed $0.2 million to Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (‘‘SHP’’).

Total purchases of property, plant and equipment amounted to $5.2 million in 2006 and $2.6 million in 2007. Those purchases related mainly to the capacity expansion of certain subsidiaries in Thailand and China, particularly Charoong Thai, and to the replacement of old equipment.

Liquidity

We met our working capital requirements from cash provided by operations and both short-term and long-term borrowings. Net cash generated from operating activities was $1.9 million in 2007 compared to $42.9 million of net cash used for operating activities in 2006. Net cash used for investing activities in 2007 was $4.0 million compared to $3.3 million generated in 2006. Net cash generated from financing activities amounted to $4.0 million in 2007 compared to $41.8 million in 2006, which was largely due to an increase in bank loans in 2006.

The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $252 million on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2007, the unused portion of the credit lines was approximately $134 million which included unused letters of credit amounting to $98 million. Letters of credit are issued for the account of the Company during the ordinary course of business by major financial institutions as required by certain vendor contracts. As of December 31, 2007, the Company had open letters of credit totaling $81 million. Liabilities relating to the letters of credit are included in current liabilities.

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

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments.

	Payments due by period
Contractual obligations as of December 31, 2007 (In thousands of US$)	Total	2008	2009-2010	2011-2012	After 2012
Long term debt	—	—	—	—	—
Long term loan from PEWC	240	240	—	—	—
Capital lease obligations (principal amount only)	326	146	180	—	—
Operating leases	3,441	425	293	272	2,451
Purchase obligations for copper cathodes	71,147	71,147	—	—	—
Total contractual cash obligations	75,154	71,958	473	272	2,451

For more details on financial commitments and contingencies, please refer to Item 18.1: ‘‘Financial Statements,’’ beginning on page F-1.

    5.5    Inflation

We do not consider inflation to have had a material impact on our results of operations during the period covered.

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

Item 6:    Directors, Senior Management and Employees

    6.1    Directors and Senior Management

At present, there is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. Until September 7, 2007, the Bye-laws provided for a classified board consisting of Class A Directors and Class B Directors, with the Board to have up to three Class A Directors and up to seven Class B Directors. Upon the sale by Sino-JP of its 20% interest in the Company to SOF on June 28, 2007, the three Class A Directors designated by Sino-JP resigned from the Board, and the remaining Board members filled those vacancies by appointing Messrs. Jack Sun, David Sun and Andy Cheng. At an annual meeting of shareholders (‘‘AGM’’) held on September 7, 2007, the shareholders passed a resolution amending the Bye-laws to eliminate the classified board. In addition, the Bye-laws were amended to provide that a quorum consists of a majority of the directors then in office. As of December 31, 2007, there were a total of ten directors on the Board, including two independent directors, Anson Chan and Yichin Lee, appointed by the Board to fill casual vacancies. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present.

The following table sets forth certain information concerning the directors and certain other officers of the Company as of December 31, 2007. All directors are subject to annual election by the shareholders of the Company.

Name	Age	Position
Michael C. Lee	56	Director
Yuan Chun Tang	46	Director and Chairman of the Board
Ching Rong Shue	57	Director
Gai Poo Lee	50	Director
Fang Hsiung Cheng	64	Director
Andy C.C. Cheng	49	Director
David Sun	54	Director
Jack Sun	58	Director
Anson Chan	45	Director, Audit Committee Chairman
Yichin Lee	47	Director, Audit Committee Member
James M. Keyes	42	Bermuda Resident Secretary
Appleby Management (Bermuda) Ltd.	N/A	Resident Representative in Bermuda

In addition, on June 28, 2007, Messrs. Wellen Sham, Ryoji Furukawa and Eric Chi Chiu Yip, each of whom was a director-designee of Sino-JP and its affiliate, AMC, resigned from the Board of Directors and from all executive positions with the Company.

Certain officers and directors of the Company are also officers and directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of the Board of Directors as of December 31, 2007 is as follows:

Mr. Michael C. Lee is a member of the Company’s Board of Directors, as well Chief Executive Officer of PEWC. Mr. Lee also serves as Chairman of Pacific USA Holdings, Ltd. Mr. Lee became a director of the Company in 2004.

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

Mr. David Sun is a member of the Company’s Board of Directors. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Public Company Limited. Mr. Sun became a director of the Company in 2007.

Mr. Jack Sun is a member of the Company’s Board of Directors. Mr. Sun became a director of the Company in 2007.

Mr. Anson Chan is a member of the Company’s Board of Directors and serves on the Audit Committee as its Chairman. He is an independent director. He also is a Managing Director of the Bonds Group of Companies and a Senior Advisor to Elliott Associates. Mr. Chan became a director of the Company in 2007.

Dr. Yichin Lee is a member of the Company’s Board of Directors and serves on the Audit Committee. He is an independent director. He also is the Managing Director of Giant Management Consulting LLC. Dr. Lee became a director of the Company in 2007.

Notwithstanding any relationship with PEWC or with any of its affiliates, the above named individuals, in their capacities as directors and officers of the Company, are subject to fiduciary duties to the Company.

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

Actions may be taken by a quorum of directors (which consists of a majority of the directors then in office) present at a board meeting. The Bye-Laws of the Company provide that any one director may call a board meeting.

As the Company is not listed on any national exchanges, the Company is not required to have a Board of Directors that is composed of a majority of independent directors. In the event that the Company seeks to list its Common Shares on a national exchange, the Company may choose to rely upon the ‘‘controlled company exception’’ that is available to issuers on a number of national exchanges. In effect, the ‘‘controlled company exception’’ provides that an issuer listing on a national exchange that recognizes the exception is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer.

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

As the Common Shares are traded on the OTC BB, the Company is not required to have an audit committee that meets the requirements of Regulation 10A-3 of the Exchange Act. In the absence of an audit committee, the full Board of Directors may fulfill the functions of an audit committee pursuant to Section 3(a)(58) of the Exchange Act. Until the appointment of a new Audit Committee on September 28, 2007, the full Board of Directors fulfilled the functions of an audit committee.

On September 28, 2007, the Company filled two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the Audit Committee of the Board. As of the date of the filing of this Annual Report, the Audit Committee is composed of Mr. Chan and Dr. Lee, with Mr. Chan serving as the committee’s chairman.

    6.3    Compensation Committee

On June 13, 2008, the Board authorized the formation of a compensation committee to assist the Company in determining the compensation to be paid to the executive directors of the Company. The compensation committee is comprised of one independent director, Mr. Anson Chan, and three additional directors, Mr. Yuan Chun Tang (acting as committee chairman), Mr. David T. Sun, and

Mr. Michael C. Lee. The Board previously formed a compensation committee in 2003, the last member of which resigned on June 29, 2006. The Board never appointed new directors to such committee.

    6.4    Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2007 was approximately $1.4 million. As of December 31, 2007, our directors and executive officers beneficially owned 10,000 Common Shares representing approximately 0.072% of the outstanding Common Shares.

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

    6.5    Employees

Certain relevant information regarding the Company’s employees as of December 31, 2007 is described in this Section 6.5. The Company employed a total of approximately 1,816 employees in 2007, of which about 18% were administrative and management personnel. Approximately 58% of employees are in Thailand, 30% in China, 8% in Singapore and 4% in Australia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.

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

Item 7:    Major Shareholders and Related Party Transactions

    7.1    Major Shareholders

As of December 31, 2004, Sino-JP Fund, a company incorporated under the laws of the Cayman Islands, was the owner of 10,074,102 Common Shares, representing approximately 72.84% of the issued and outstanding Common Shares. Pacific Electric Wire & Cable Corporation was the owner, indirectly, of 356,757 Common Shares, representing approximately 2.56% of the issued and outstanding Common Shares. The remaining Common Shares were held by investors who purchased in the public market. See Section 4.1.2: ‘‘Recent Developments.’’

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

Under a Share Purchase Agreement dated September 10, 2004 by PEWC and Asset Managers Co., Ltd. (‘‘AMC’’), AMC agreed to purchase the 10,074,102 Common Shares from Set Top for purchase consideration of $25,000,000 (the ‘‘2004 Share Purchase Agreement’’). In addition, AMC entered into an Option Agreement dated September 10, 2004 (the ‘‘2004 Option Agreement’’) granting to PEWC an option (the ‘‘Repurchase Option’’) to purchase 7,307,948 Common Shares (the ‘‘Repurchased Shares’’), representing approximately 52.84% of the issued and outstanding Common Shares.

Until the implementation of the Set Top Settlement Agreement, PEWC owned indirectly 10,430,769 shares of the Company. Following the implementation of the Set Top Settlement Agreement and the closing of the 2004 Share Purchase Agreement, Sino-JP owned 10,074,102 Common Shares of the Company, representing approximately 72.84% of the issued and outstanding Common Shares, and PEWC owned indirectly 356,757 shares of the Company, representing approximately 2.56% of the issued and outstanding Common Shares.

On September 14, 2005, PEWC exercised the Repurchase Option and reacquired the Repurchased Shares for an aggregate purchase price of $18,861,813.78, or $2.581 per share, plus a guaranteed return. Exercising the Repurchase Option required approval of the PEWC Banking Group, which imposed certain conditions on PEWC. One condition imposed by the PEWC Banking Group was that PEWC enter into a letter of undertaking (the ‘‘PEWC Letter of Undertaking’’) which provided that, among other conditions, PEWC enter into a trust agreement with the PEWC Banking Group (the ‘‘PEWC Trust Agreement’’), under which the Repurchased Shares were registered in Bermuda in the name of Chiao Tung Bank Trust Department Trust Assets (‘‘CTB’’), although PEWC retained beneficial ownership of the Repurchased Shares unless and until there occurred an event of default under the PEWC Trust Agreement. In May 2006 the PEWC Banking Group determined that PEWC had fulfilled or was in a position to fulfill the requirements with respect to the PEWC Trust Agreement. Therefore, on June 6, 2006, CTB, on behalf of the PEWC Banking Group, delivered a letter instructing termination of the PEWC Trust Agreement and authorizing the registration of the Repurchased Shares on behalf of PEWC without any pledge or encumbrance of the PEWC Banking Group. See Section 4.1.2: ‘‘Recent Developments.’’

On June 2007, Sino-JP sold its 2,766,154 Common Shares, representing 20% of the issued and outstanding Common Shares of the Company, to SOF Investments, L.P., a Delaware limited partnership (‘‘SOF’’), all of the directors and officers of the Company designated by Sino-JP tendered their resignations and Sino-JP ceased to have any interest in the Company. In connection with that purchase, the Company, SOF and PEWC entered into a shareholders agreement dated June 28, 2007. See Section 7.2: ‘‘Related Party Transactions.’’

The following table sets forth certain information regarding beneficial ownership of the Company’s capital stock as of December 31, 2007 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.	7,664,615	55.400%
SOF Investments, L.P.	2,766,154	20.000%
Directors and Officers of the Company	10,000	0.072%

    7.2    Related Party Transactions

As of December 31, 2007, the Company’s largest short-term loan was $1.5 million borrowed from Moon View Venture Limited, a subsidiary of PEWC. The loan is unsecured. As of December 31, 2007, the only long-term loan was from PEWC, with $0.2 million outstanding. As of December 31, 2007, the loan was unsecured, interest-free and repayable in 2008.

The Company is a party to a shareholders agreement dated June 28, 2007, together with PEWC and SOF (the ‘‘Shareholders Agreement’’), pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company has agreed to indemnify SOF, and its partners and certain of its affiliates (the ‘‘SOF Indemnified Persons’’), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the ‘‘IRS’’) to be a ‘‘controlled foreign corporation’’ (a ‘‘CFC’’) or a ‘‘passive foreign investment company’’ (a ‘‘PFIC’’) as such terms are interpreted and defined under IRS rules or regulations.

Additional details regarding related party balances as of December 31, 2007 and related party transactions during 2007 are disclosed in Note 17 of Item 18: ‘‘Financial Statements.’’

Item 8:    Financial Information

    8.1    Legal Proceedings

8.1.1	Sino-JP/PEWC/APWC Litigation (Settled); See Section 4.1.2: ‘‘Recent Developments’’

Following the acquisition of Common Shares by Sino-JP, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the ‘‘Settlement Agreement’’), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership, acquired all of the Common Shares then held by Sino-JP (the ‘‘SOF Acquisition’’) and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, all of the directors and officers designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers (the ‘‘Sino-JP Indemnified Persons’’) for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Bermuda Companies Act (the ‘‘Companies Act’’). See Section 4.1.2: ‘‘Recent Developments.’’

8.1.2    Sigma Cable/Highness Electrical Litigation (Appealed)

The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (‘‘Sigma Cable’’). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region.

In June 2005, Highness Electrical Engineering Pte Ltd (‘‘Highness Electrical’’) commenced an action in the High Court of Singapore (the ‘‘High Court’’) against Sigma Cable claiming damages arising from an alleged breach of a contract. The parties entered into a contract on December 17, 2003 for the supply by Sigma Cable to Highness Electrical of various types of electrical cables from December 2003 to December 31, 2005. By early February 2005, Sigma had not delivered goods that had been on order for several months. As a result, on February 3, 2005, Highness Electrical claimed Sigma Cable had repudiated the contract. On March 30, 2005, Sigma Cable agreed to supply electrical cables at the prices originally agreed to. However, in June 2005, Highness Electrical instituted an action to recover damages for the loss it claimed that it had suffered as a result of having to pay higher prices for the electrical cable. In June 2006, the High Court ruled that Sigma Cable had repudiated the contract and ordered that the assessment of damages be done by the Registrar.

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

The Company’s Common Shares were subsequently delisted from the NYSE in the first quarter of 2002 and were traded on the Over-the-Counter Bulletin Board (the ‘‘OTC BB’’), which is an electronic quotation service for trading of shares of OTC securities among market makers who are NASD members. As a foreign private issuer, the Company is required to file its annual report on Form 20-F with the SEC within six months following the close of its fiscal year. The Company was not in a position to make the filing of its 2004 annual report on a timely basis. After the expiration of an automatic grace period, on August 29, 2005 the OTC BB delisted the Company for failure to remain current in the filing of its periodic reports. The Company relisted on the OTC BB in April 2008 under the symbol ‘‘AWRCF.’’ Until that re-listing on the OTCBB, the Common Shares were traded on the Pink Sheets. See Section 3.3.1: ‘‘Potential Illiquidity of Common Shares’’ and Section 4.1.2: ‘‘Recent Developments.’’ The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

The high and low sales price for Common Shares on the OTC BB (from January 2003 until August 2005) and on the Pink Sheets (from August 2005 until December 2007) for each quarterly period from the first quarter of 2003 to the last quarter of 2007 are as follows:

	Price per Share ($)
	High	Low
2003
First Quarter	1.06	0.83
Second Quarter	1.60	0.75
Third Quarter	2.74	1.40
Fourth Quarter	3.60	2.15
2004
First Quarter	3.10	2.25
Second Quarter	2.90	1.90
Third Quarter	3.49	2.20
Fourth Quarter	4.75	2.90
2005
First Quarter	4.80	3.75
Second Quarter	4.00	2.20
Third Quarter	2.55	1.20
Fourth Quarter	2.23	1.40
2006
First Quarter	1.60	0.81
Second Quarter	1.60	0.83
Third Quarter	4.00	0.99
Fourth Quarter	2.95	2.15
2007
First Quarter	4.20	2.50
Second Quarter	5.00	3.03
Third Quarter	7.19	4.95
Fourth Quarter	5.95	4.50

    9.2    Nature of the Trading Market

As of the date of the filing of this Annual Report, our Common Shares are quoted and traded on the OTC BB under the symbol ‘‘AWRCF.’’

Item 10:    Additional Information

    10.1    Memorandum of Association and Bye-laws

10.1.1	General

For a detailed description of the Company’s principal activities, see Section 4.1: ‘‘History and Development of the Company.’’ The Company’s Bye-laws were amended on December 16, 2004 to establish a classified Board of Directors consisting of up to three Class A Directors and up to seven Class B Directors. On September 7, 2007, the Company’s Bye-Laws were amended again to delete the provisions providing for a classified Board of Directors and to provide that the Board shall consist of up to ten (10) directors of a single class, each with one vote on all matters put to the Board, and that a quorum shall consist of a majority of the members of the Board of Directors then in office. The Company’s Bye-laws, as so amended, were filed with the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2004.

10.1.2	Description of Shareholder Rights Attaching to Our Common Shares

The Company was incorporated in Bermuda on September 19, 1996 under the Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and Bye-laws.

The following discussion of our Common Shares and the laws governing the rights of our shareholders is based upon the advice of Appleby, our Bermuda counsel.

Our authorized share capital of $200,000 consists of 20,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2007 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding.

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

Dividends, if any, on our Common Shares will be at the discretion of our Board of Directors, and will depend on our future operations and earnings, capital requirements, surplus and general financial condition as our Board of Directors may deem relevant.

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

However, the Company has in the Shareholders Agreement granted to SOF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that SOF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company. See Section 3.3.8: ‘‘Obligations under Shareholders Agreement.’’

10.1.8	Variation of Rights

We may issue more than one class of shares and more than one series of shares in each class. If we have more than one class of shares, the rights attached to any class of shares may be altered or abrogated either:

•	with the consent in writing of the holders of not less than fifty percent of the issued shares of that class; or

•	pursuant to a resolution passed at a general meeting of the holders of such shares, voting in proxy or present, at which a quorum is present.

The Bye-laws provide that a quorum for such a meeting shall be two or more persons present in person or by proxy holding shares of the relevant class. The Bye-laws specify that the creation or issuance of shares ranking pari passu with existing shares will not, subject to any statement to the contrary in the terms of issuance of those shares or rights attached to those shares, vary the special rights attached to existing shares.

10.1.9	Transfer of Common Shares

Subject to the ‘‘Transfer Restrictions’’ section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the Board of Directors may approve. The form of transfer is required to be signed by or on behalf of the transferor and also the transferee where any share is not fully paid. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the Register of Members.

10.1.10	Transfer Restrictions

The Board of Directors may in its absolute discretion and without assigning any reason refuse to register the transfer of any share that is not fully paid.

The Board of Directors may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share. The Board of Directors may also refuse to register an instrument of transfer of a share unless the instrument of transfer:

•	is duly stamped, if required by law, and lodged with us;

•	is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the Board of Directors shall reasonably require;

•	is in respect of one class of shares; and

•	has obtained, where applicable, permission of the Bermuda Monetary Authority.

Our Common Shares are no longer listed on an ‘‘appointed stock exchange’’ and, therefore, do not qualify for a ‘‘blanket’’ authorization for free transferability from the Bermuda Monetary Authority for all transfers of our Common Shares between persons who are not resident in Bermuda for exchange control purposes. The Bermuda Monetary Authority has informed us that it has no objection to the continued free transferability of our Common Shares on the same basis as when the Company was listed on the NYSE, except that the Bermuda Monetary Authority has requested it be informed of any shareholders holding five percent or more of the Common Shares in issue or any proposals to transfer five percent or more of the issued and outstanding Common Shares.

The Company, together with PEWC and SOF Investments, L.P., has entered into a shareholders agreement dated as of June 28, 2007 (the ‘‘Shareholders Agreement’’) which provides, among other things, for certain transfer restrictions, notice requirements and tag-along rights in the event PEWC wishes to transfer any of its Common Shares in certain types of transactions. The Shareholders Agreement is binding only upon the three parties to that agreement. See Section 4.1.2: ‘‘Recent Developments.’’

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

Under the Companies Act, a director who has an interest in a material contract or a material proposed contract, or a 10% or more interest (directly or indirectly) in an entity that is interested in a contract or proposed contract or arrangement with us, is obligated to declare the nature of such interest at the first opportunity at a meeting of the Board of Directors, or by writing to the Board of Directors. If the director has complied with the relevant sections of the Companies Act and the Bye-laws with respect to the disclosure of his interest, the director may vote at a meeting of the Board of Directors or a committee thereof on a contract, transaction or arrangement in which that director is interested, in which case his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present.

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

Under Bermuda law, the minutes of shareholder meetings will be open for inspection by any shareholder or director without charge for not less than two hours during business hours each day, subject to any reasonable restrictions that we may impose. The shareholders shall be entitled to receive a copy of every balance sheet and statement of income and expenditure before a general meeting as required under the Bye-laws.

The register of shareholders of a company is required to be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge and to members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent, Computershare Limited, which is based in Jersey City, New Jersey.

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

At an annual general meeting of shareholders held on December 16, 2004, the Company amended its Bye-laws to establish a classified board consisting of up to three Class A Directors and up to seven Class B Directors. Each Class A Director and each Class B Director had one vote on any resolution that came before the Board of Directors, and except as specified in the Bye-laws, a simple majority of votes cast by the combined Board of Directors (both Class A and Class B) was sufficient for the adoption of any resolution; provided, however, no resolution could be adopted without the approval of at least one of the Class A Directors.

At the annual general meeting held on September 7, 2007, the Company further amended its Bye-laws to delete the provisions establishing a classified board. Further, the shareholders of the

Company approved resolutions establishing the number of directorships at ten members. At that meeting, eight members of the Board of Directors were elected, with two seats then reserved as casual vacancies. See Section 4.1.2: ‘‘Recent Developments.’’

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint and remove their own alternates.

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

Our branch transfer agent and registrar is Computershare Limited, located at 525 Washington Boulevard, Jersey City, New Jersey 07310. In addition to a register held by our branch transfer agent, a register of holders of the shares is maintained by the principal registrar and transfer agent, Appleby Management (Bermuda) Ltd. in Bermuda located at Argyle House, 41A Cedar Avenue, Hamilton HM 12, Bermuda.

10.1.21	Personal Liability of Directors and Indemnity

The Companies Act requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision, whether in the bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor, exempting such officer or person from liability, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.

Every director, officer and committee member shall be indemnified out of our funds against all civil liabilities, loss, damage or expense including liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable, incurred or suffered by him as director, officer or committee member; provided that the indemnity contained in the bye-laws will not extend to any matter which would render it void under the Companies Act as discussed above.

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

Indemnification Agreement

The Company and PEWC are parties to an indemnification agreement dated November 6, 1996 (the ‘‘Indemnification Agreement’’), pursuant to which PEWC agreed to indemnify the Company (including the Company’s directors, officers, employees and agents) against any cost, expense, loss, liability or damage arising out of any claim asserted or threatened to be asserted by any third party as a result of certain actions taken or failed to be taken by PEWC or its subsidiaries (other than the Company) prior to March 1997 with respect to Sigma Cable, Sino-Sin Trading Co. Ltd., APEC, Siam Pacific, Siam Pacific Holding Company, Pacific Thai, Charoong Thai and NPC, following the exercise by the Company of its option to purchase, directly or indirectly, each of them (collectively, the ‘‘Transferred Businesses’’). PEWC has a duty to indemnify the Company if such cost, expense, loss, liability or damage arises out of claims resulting from the actions or inactions of PEWC or its subsidiaries, with respect to the Transferred Businesses, to the extent such action or failure to act was not in compliance with applicable laws and regulations or obligations to third parties and, with respect to Charoong Thai, is limited to situations of which PEWC had knowledge.

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

In particular, this summary deals only with Common Shares held as capital assets and does not address the United States tax treatment of U.S. Holders and Non-U.S. Holders that are subject to special treatment under the Code, such as dealers in stocks, securities, or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, qualified retirement plans, individual retirement accounts, and other tax deferred accounts, expatriates of the United States, persons subject to the alternative minimum tax, persons holding shares as part of a hedging or conversion transaction or a straddle, or other integrated transaction, persons who acquired Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation for services, or persons whose functional currency is not the United States dollar or who own (directly, indirectly or by attribution) 10% or more of the stock of the Company. Consequently, prospective purchasers who are U.S. Holders or Non-U.S. Holders are advised to satisfy themselves as to the overall United States federal, state, local and foreign tax consequences of their acquisition, ownership and disposition of Common Shares by consulting their own tax advisors.

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

The notice further provided, however, that the Treasury and the IRS were continuing to consider, for subsequent years, the treatment of dividends with respect to stock listed only in a manner that did not meet this definition, such as on the Over-the-Counter Bulletin Board (the ‘‘OTC BB’’) or on the electronic Pink Sheets. In particular, the notice indicated that the Treasury and the IRS were considering whether or to what extent treatment of stock that was listed only in such manner as ‘‘readily tradable on an established securities market in the United States’’ should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under SEC or exchange rules, or issuer disclosure or determinations regarding PFIC status. The IRS has not yet provided further guidance on whether or in what circumstances, a company like the Company, which is traded on the OTC BB, will be treated as a qualified foreign corporation. Should the Company be relisted on a registered national exchange, any dividends paid by the Company should qualify for the reduced rates referred to above.

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

The above rules will not apply if a ‘‘mark-to-market’’ election is available and a U.S. Holder validly makes such an election by filing a properly completed IRS Form 8621. If such election were made, a U.S. Holder generally would be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the Common Shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). A U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any such income or loss amount. In addition, any gain from a sale, exchange or other disposition of the Common Shares would be treated as ordinary income, and any loss would be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the Common Shares are considered ‘‘marketable stock’’ for these purposes. Generally, shares of a PFIC will be considered marketable stock if they are ‘‘regularly traded’’ on a ‘‘qualified exchange’’ within the meaning of applicable U.S. Treasury regulations. A class of shares is regularly traded during any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A ‘‘qualified exchange’’ is defined to include a national securities exchange registered with the SEC or certain foreign exchanges. The Common Shares are not currently traded on a national securities exchange or a qualifying foreign exchange. Accordingly, the mark-to-market election under these rules will not currently be available.

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

Controlled Foreign Corporation

A non-U.S. corporation generally will be a controlled foreign corporation (a ‘‘CFC’’) for U.S. tax purposes if United States shareholders collectively own more than 50 percent of the total combined voting power or total value of the corporation’s stock on any day during any taxable year. For this purpose, United States shareholders are limited to those U.S. persons who own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of all classes of stock of the non-U.S. corporation. In general, if a corporation is a CFC, then, for each tax year, its United States shareholders will be required to recognize on a current basis their respective shares of the CFC’s ‘‘subpart F income’’ and income from investments in certain types of U.S. property (limited, however, to their respective shares of the CFC’s earnings and profits, as computed for U.S. tax purposes, for such tax year) even if the income has not been distributed to the shareholders in the form of dividends or otherwise. Subpart F income consists of certain specified categories of income including, among others, dividends, interest, rents, royalties, net gains from the sale of property giving rise to such income and income from certain types of transactions involving ‘‘related persons’’ as defined for U.S. federal income tax purposes. Income from investments in certain types of U.S. property to be included by United States shareholders on a current basis includes, among others, income from tangible property physically located in the U.S., income from stock of U.S. domestic corporations, and income from any right to sue a patent or copyright in the U.S. The Company should not currently qualify as a CFC.

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

    10.7    Documents on Display

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), applicable to a foreign private issuer. We are required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31st. Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on Form 20-F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities. We have previously been delinquent in filing our annual reports. As a result, the Company was delisted from the OTC BB and traded on the Pink Sheets. On April 9, 2008, trading in the Common Shares of the Company was restored to the OTC BB under the trading symbol ‘‘AWRCF.’’

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

    11.1    Foreign Currency Exposure

Changes in currency exchange rates influence the Company’s results of operations. The Company’s principal operations and sales are located in Thailand, Singapore and China and a substantial portion of its revenues are denominated in Baht, Singapore dollars or Chinese Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of the Company’s future capital expenditures are expected to be in U.S. dollars. The Company requires a significant amount of U.S. dollars for its ongoing equipment upgrade and maintenance programs. Although the Company’s reporting currency is U.S. dollars, the functional currency of its Singapore operations, which accounted for approximately 9.4% of Company sales (including sales of Distributed Products) in 2007, is the Singapore dollar, the functional currency of its Thai operations, which accounted for approximately 48.8% of Company sales in 2007, is the Baht, and the functional currency of its Chinese operations, which accounted for approximately 30.9% of Company sales in 2007, is the Renminbi. Accordingly, any devaluation of the Baht, or the Singapore dollar or the Chinese Renminbi against the U.S. dollar increases the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and has an adverse impact on the operations of the Company.

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

The Company entered into forward exchange contracts with a notional value of approximately $1.8 million that matured in March and April 2007 and $12 million that matured in January, February, March, May and June 2008.

    11.2    Interest Rate Risk

The Company’s exposure to market rate risk for changes in interest rates relates primarily to the Company’s bank loans and overdrafts, long-term debt and interest-bearing long-term loans from PEWC. The Company maintains a mixture of both fixed and floating debt instruments. Interest paid totaled $7.2 million in 2007.

The following table provides information about the Company’s debt instruments as of December 31, 2007 that are sensitive to changes in interest rates.

Principal Amount (In thousands of US$)	2007
Bank loans and overdrafts	102,174
Long-term debt	—
Interest-bearing long-term loan from PEWC	—
Total	102,174

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

    11.3    Risks Relating to Copper

Copper is the principal raw material we use, accounting for approximately 70% of the cost of sales in 2007. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the ‘‘LME’’) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust charges to our customers, such that increases and decreases in the price of copper are fully reflected in those charges. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur.

Item 12:    Description of Securities Other Than Equity Securities

(Not applicable)

Part II

Item 13:    Defaults, Dividend Arrearages and Delinquencies

(Not applicable)

Item 14:    Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not applicable)

Item 15:    Controls and Procedures

Disclosure Controls and Procedures

In 2004, we retained an internationally recognized consulting firm to act as forensic accounting advisers, to review and evaluate the effectiveness of our disclosure controls and procedures and to assist the Company in establishing satisfactory disclosure controls and procedures. The consulting firm concluded that our disclosure controls and procedures were not satisfactory in a number of respects to ensure that material information relating to us was made known to them or to senior management by others within our Company. In particular, as of the end of 2006, the following material weaknesses were identified:

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

The Company engaged a consultant to advise and assist on establishing an internal audit department and to assist in establishing and maintaining satisfactory disclosure controls and procedures. The Company has not completed this process. As of the end of the period covered by this Annual Report, the Company’s management, with the participation of its Chief Executive Officer (the ‘‘CEO’’) and its interim Chief Financial Officer (the ‘‘CFO’’), conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Due to the continued existence of certain material weaknesses identified above, under applicable regulatory guidance, management concluded that the Company’s disclosure controls and procedures as of December 31, 2007 were required to be classified as ineffective. The Company is focused on improving its disclosure controls and procedures and is confident that these material weaknesses will no longer exist as of December 31, 2008 as long as the Company’s personnel properly implement and adhere to all remediation plans adopted by the Company.

We note that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Controls over Financial Reporting

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

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our CEO and CFO, does not expect that our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, including its CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 (the ‘‘Assessment Date’’). In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (‘‘COSO’’) of the Treadway Commission in Internal Control – Integrated Framework. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria.

The Company’s management has identified four material weaknesses in the Company’s internal control over financial reporting as of the assessment date. As a result, the Company’s management, including its CEO and CFO, has concluded that, as of the Assessment Date, in accordance with the provisions of applicable regulatory guidance, the Company’s internal control over financial reporting must be classified as ineffective.

Management has identified, and the CEO and CFO have reported to the Board of Directors, the Audit Committee and the Company’s independent auditors, the following material weaknesses as of the Assessment Date, in accordance with the provisions of applicable regulatory guidance, with respect to the Company’s internal control over financial reporting:

•	The Company lacks a written policy addressing the review and identification, and does not conduct regular review, of slow-moving and/or obsolete inventory and the making of a corresponding provision on a timely basis at certain subsidiaries.

•	The Company lacks a written policy addressing the review and identification, and does not conduct regular review, of aged receivables and/or doubtful debts and the making of a corresponding provision on a timely basis at a significant subsidiary.

•	The Company has insufficient data integrity, access control and segregation of duties controls among personnel with regard to spreadsheets that host financial data at both the corporate and subsidiary levels.

•	The Company has insufficient access control and segregation of duties controls among personnel with regard to application systems that host financial data at both the corporate and subsidiary levels.

Management also identified, and the CEO and the CFO have reported to the Audit Committee on May 29, 2008 and the independent auditors, certain significant deficiencies in our internal controls over financial reporting as of the Assessment Date.

The Company has formed a project team, led by the Internal Audit Manager, to implement remediation plans for the aforementioned material weaknesses, commencing in the first half of 2008. Remediation plans adopted by the Company to address the aforementioned material weaknesses were as follows:

•	Establish formal written policies and procedures for stock provision in order to identify slow-moving or obsolete inventory on a regular basis. The policies and procedures have been approved by management and communicated to all relevant personnel. Any stock provision must be reviewed and properly authorized and recorded on a timely basis.

•	Establish formal written policies and procedures for receivables provision in order to identify aged receivables or doubtful debts on a regular basis, and to provide a consistent approach to determining when the posting of a reserve or a write-down is necessary or appropriate. The policies and procedures have been approved by management and communicated to all relevant personnel. Any receivables provision must be reviewed and properly authorized and recorded on a timely basis.

•	Implement passwords and define who should have access rights to update the financial spreadsheets.

•	Remove unnecessary access from the application systems in order to match the access rights as defined by business processes owners.

The aforementioned remediation plans and results to date were presented to the Audit Committee and Board of Directors on June 13, 2008. Management, including the CEO and CFO, believe the remedial course of action can address satisfactorily the material weaknesses and are confident that these material weaknesses will no longer exist as of December 31, 2008 as long as the Company’s personnel properly implement and adhere to the remediation plans adopted by the Company.

The certifications provided as part of this Annual Report by our CEO and CFO are subject to and qualified by the disclosures and discussion in this Annual Report on the current ineffectiveness of disclosure controls and procedures and internal controls over financial reporting. See Section 3.3.6: ‘‘Disclosure Controls and Procedures and Internal Controls Over Financial Reporting Classified as Ineffective.’’

This Annual Report does not contain an audit or attestation report of the Company’s registered public accounting firm regarding our internal control over financial reporting due to the application of a transition period during which the SEC permits us to provide only management’s report on internal controls in this Annual Report.

Item 16A.    Audit Committee Financial Expert

For certain times prior to January 1, 2007 and until September 28, 2007, the Company did not have an audit committee. As the Common Shares are traded on the OTC BB, the Company is not required to have an audit committee that meets the requirements of, nor is it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58) of the Exchange Act. On September 28, 2007, our Board appointed Mr. Anson Chan and Dr. Yichin Lee as independent directors to fill the two casual vacancies on the Board, and to constitute the members of the Audit Committee, with Mr. Chan serving as the Audit Committee’s chairman. The Audit Committee was responsible for coordinating the preparation of this Annual Report.

On April 26, 2005, the Company adopted an Audit Committee Charter, which sets forth the powers and responsibilities of the Audit Committee of the Company. A copy of the Charter is on file with the SEC.

Item 16B.    Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C.    Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for fiscal years 2007 and 2006 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.6 million and $0.6 million, respectively.

Audit-Related Fees

There were no fees for fiscal year 2007 or 2006 for assurance and audit-related services by the principal accountant that are not included in the figure provided in the preceding paragraph.

Tax Fees

The aggregate fees billed for fiscal year 2007 and 2006 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning total approximately $8,000 and $6,000, respectively. These fees were for services including tax planning, compliance and general advice.

All Other Fees

There were no other fees for fiscal year 2007 or 2006 for services, other than those services described in the preceding paragraphs of this Item 16C, rendered by the principal accountant.

Audit Committee Approval

The engagement of the accountant to render audit or non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of the Company. All services described in this Item 16C were approved by the Audit Committee holding office at the time of the engagement, which was the full Board of Directors. The services described in this Item 16C were approved also by the current Audit Committee after its appointment by the Board on September 28, 2007.

Item 16D.    Exemptions from the Listing Standards for the Audit Committees

The Company is not a listed issuer.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2007, there were no purchases by the issuer or any ‘‘affiliated purchaser’’ for the purposes of this Item.

Part III

Item 17:    Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18:    Financial Statements

See page F-1.

Item 19:    Exhibits

19.1	Index to Audited Financial Statements
Report of independent auditors
Consolidated balance sheets as of December 31, 2006 and 2007
Consolidated statements of income for the years ended December 31, 2005, 2006 and 2007
Consolidated statements of shareholders’ equity for the years ended December 31, 2005, 2006 and 2007
Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007
Notes to consolidated financial statements
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: June 26, 2008	/s/ Yuan Chun Tang
Yuan Chun Tang Chief Executive Officer

Audited Financial Statements

Asia Pacific Wire & Cable Corporation Limited

As of December 31, 2006 and 2007

Years ended December 31, 2005, 2006 and 2007

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the ‘‘Company’’) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Mazars Moores Rowland LLP Certified Public Accountants

Singapore
June 12, 2008

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$24,664	$29,127
Unrestricted short-term bank deposits (note 5)	2,003	1,861
Restricted short-term bank deposits (note 5)	13,587	18,714
Accounts receivable, net of allowance for doubtful accounts of $9,290 and $11,485 at December 31, 2006 and 2007, respectively (note 11)	120,422	145,902
Amounts due from related parties (note 17)	8,534	8,638
Inventories, net of allowance for inventories of $3,806 and $2,836 at December 31, 2006 and 2007, respectively (note 11)
Distributed products	3,390	3,897
Finished products	45,624	47,350
Products in process	22,576	26,702
Raw materials and supplies	37,423	27,482
	109,013	105,431
Investments (note 7)	232	2,555
Deferred tax assets (note 12)	490	2,481
Prepaid expenses	10,612	5,601
Other current assets	1,995	2,262
Total current assets	291,552	322,572
Property, plant and equipment:
Land	4,514	6,230
Land use rights	1,710	1,827
Buildings	40,332	45,374
Machinery and equipment	98,325	116,278
Motor vehicles	3,150	3,657
Office equipment	8,953	10,537
Assets held for development	7,109	6,824
	164,093	190,727
Accumulated depreciation and amortization	(106,749)	(133,209)
	57,344	57,518
Other assets:
Long term investments (note 7)	533	650
Investment in equity investees (note 21)	4,238	4,246
Goodwill (note 6)	8,801	8,801
Other assets	58	297
Deferred tax assets (note 12)	2,039	2,032
	15,669	16,026
Total assets	$364,565	$396,116

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans and overdrafts (note 8)	$95,986	$102,174
Accounts payable	31,114	32,325
Accrued expenses	7,522	7,896
Amounts due to related parties (note 17)	33,306	31,801
Short-term loans from related parties (note 17)	2,632	1,972
Income tax liabilities (note 12)	8,308	8,782
Current portion of long-term debt (note 9)	1,577	—
Deferred tax liabilities (note 12)	516	561
Other current liabilities	2,507	4,652
Total current liabilities	183,468	190,163
Other liabilities	387	578
Deferred tax liabilities (note 12)	728	698
Total liabilities	184,583	191,439
Minority interest	61,217	67,894
Commitments and contingencies (notes 14 and 16)
Shareholders’ equity (note 10):
Common stock, $0.01 par value:
Authorized shares – 20,000,000 shares Issued and outstanding shares – 13,830,769 in 2006 and 2007	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	26,524	29,468
Accumulated other comprehensive loss (note 13)	(19,438)	(4,364)
Total shareholders’ equity	118,765	136,783
Total liabilities and shareholders’ equity	$364,565	$396,116

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2005	2006	2007
Net sales
Manufactured products	$301,516	$439,280	$494,805
Distributed products	20,055	12,416	10,783
Sales, delivery and installation of wires and cables	15,691	16,421	5,253
	337,262	468,117	510,841
Costs of sales (purchases from related parties amounted to $55,619 in 2005, $75,338 in 2006 and $69,240 in 2007)
Manufactured products	(264,823)	(380,792)	(450,134)
Distributed products	(19,421)	(11,309)	(10,703)
Sales, delivery and installation of wires and cables	(16,066)	(16,705)	(5,600)
(Allowance) recovery for inventory reserve	(346)	(2,017)	1,272
	(300,656)	(410,823)	(465,165)
Gross profit	36,606	57,294	45,676
Selling, general and administrative expenses	(25,536)	(26,195)	(26,156)
Allowance for doubtful accounts	(1,017)	(1,221)	(3,295)
Impairment of long-lived assets	—	(196)	—
Income from operations	10,053	29,682	16,225
Exchange (loss) gain	(3,137)	5,464	864
Interest income	680	705	1,517
Interest expense	(3,427)	(5,886)	(7,580)
Share of net gain of equity investees	170	73	124
Impairment of investments	(3,223)	(86)	(95)
(Loss) gain on sale of investments	(259)	(729)	35
Gain on liquidation of subsidiary	—	1,801	—
Other income	829	1,536	2,070
Income before income taxes and minority interests	1,686	32,560	13,160
Income taxes (note 12)	(3,860)	(10,257)	(6,298)
Minority interests	(2,783)	(9,330)	(2,029)
Net (loss) income	$(4,957)	$12,973	$4,833
Basic and diluted (loss) income per share	$(0.36)	$0.94	$0.35
Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of US Dollars, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2005	$138	$111,541	$18,508	$(23,041)	$107,146
Net loss for 2005	—	—	(4,957)	—	(4,957)
Currency translation adjustment	—	—	—	(4,062)	(4,062)
Unrealized loss on available-for-sale securities – net of income tax of $286	—	—	—	(505)	(505)
Comprehensive loss					(9,524)
Balance at December 31, 2005	138	111,541	13,551	(27,608)	97,622
Net income for 2006	—	—	12,973	—	12,973
Currency translation adjustment	—	—	—	9,822	9,822
Less: reclassification adjustment for realized translation gain for liquidation of subsidiary included in net income, net of income tax of $556	—	—	—	(1,245)	(1,245)
Gain realized on sale of available-for-sale securities – net of income tax of $258	—	—	—	(343)	(343)
Unrealized loss on available-for-sales securities – net of income tax of $92	—	—	—	(64)	(64)
Comprehensive income					21,143
Balance at December 31, 2006	138	111,541	26,524	(19,438)	118,765
Net income for 2007	—	—	4,833	—	4,833
Currency translation adjustment	—	—	—	15,179	15,179
Pension benefits recognized under SFAS 158 (note 18)	—	—	—	(71)	(71)
Adoption of FIN 48 effective January 1, 2007 (note 12)	—	—	(1,889)	—	(1,889)
Gain realized on sale of available-for-sale securities – net of income tax of $6	—	—	—	(28)	(28)
Unrealized loss on available-for-sale securities – net of income tax of $6	—	—	—	(6)	(6)
Comprehensive income					18,018
Balance at December 31, 2007	$138	$111,541	$29,468	$(4,364)	$136,783

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2005	2006	2007
Operating activities:
Net (loss) income	$(4,957)	$12,973	$4,833
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Loss (gain) on disposal of property, plant and equipment	386	(136)	(802)
Depreciation	9,429	8,989	9,079
Deferred income taxes	(324)	(423)	(1,969)
Allowance for doubtful accounts	1,017	1,221	3,295
Allowance (recovery) for inventory reserve	346	2,017	(1,272)
Share of net gain of equity investees	(170)	(73)	(124)
Impairment of long lived assets	—	196	—
Impairment of investments	3,223	86	95
Loss (gain) on sale of investments	259	729	(35)
Gain on liquidation of subsidiary	—	(1,801)	—
Pension benefits recognized under SFAS 158	—	—	(71)
Adoption of FIN 48 as of January 1, 2007	—	—	(1,889)
Minority interests	2,783	9,330	2,029
Foreign currency translation adjustment	5,211	(1,192)	(7,662)
Changes in operating assets and liabilities net of acquisitions of business:
Accounts receivable	(3,357)	(35,809)	(13,613)
Inventories	3,037	(52,017)	4,854
Other current assets	(66)	(6,739)	2,372
Amounts due to related parties	3,405	3,827	(1,609)
Accounts payable, accrued expenses and other liabilities	6	15,892	4,395
Net cash provided by (used in) operating activities	20,228	(42,930)	1,906
Investing activities:
Decrease in restricted short-term bank deposits	(10,925)	(1,056)	(3,156)
(Decrease) increase in unrestricted short-term bank deposits	(3,867)	8,619	518
Purchases of property, plant and equipment	(4,478)	(5,202)	(2,650)
Proceeds from disposal of property, plant and equipment	743	574	1,414
Acquisition of additional investment in subsidiary	—	(477)	—
Proceeds from disposal of investments	—	626	65
Disposal of other assets	—	190	—
Purchases of other assets	(140)	—	(239)
Net cash (used in) provided by investing activities	(18,667)	3,274	(4,048)
Financing activities:
Repayments of long-term debt	(19)	(5,026)	(2,237)
Repayments of bank loans	(10,806)	(19,048)	(21,671)
Increase in bank loans	12,506	65,516	28,275
Net (decrease) increase in overdrafts	(537)	354	(416)
Net cash provided by financing activities	1,144	41,796	3,951
Effect of exchange rate changes on cash and cash equivalents	(461)	1,776	2,654
Net increase in cash and cash equivalents	2,244	3,916	4,463
Cash and cash equivalents at beginning of year	18,504	20,748	24,664
Cash and cash equivalents at end of year	$20,748	$24,664	$29,127

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Asia Pacific Wire & Cable Corporation Limited (‘‘APWC’’ or the ‘‘Company’’), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (‘‘PEWC’’), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. The Company is principally engaged in owning operating companies engaged in the power cable, telecommunication cable, enameled wire and electronic cable industry.

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

Background on the Pledge Agreement to Swiss Re

As previously disclosed in the Company’s 2006 Financial Statements, PEWC and Swiss Re entered into an Amended and Restated Letter of Credit and Reimbursement Agreement (the ‘‘LC Agreement’’), pursuant to which Swiss Re issued a letter of credit to satisfy certain credit and loan obligations of PEWC’s subsidiary, Pacific USA Holdings Corp. (‘‘PUSA’’), to PUSA’s lenders. Under the LC Agreement, Swiss Re issued a Standby Letter of Credit in favor of Standard Chartered Bank, Hong Kong Branch (‘‘Standard’’), in the total amount of $124 million (the ‘‘Letter of Credit’’), conditioned upon the closing of a $120 million transaction between PUSA and Standard. As a condition to obtaining the letter of credit, in February 2002, PUSA, PEWC and Swiss Re finalized a Pledge Agreement (‘‘Pledge Agreement’’), pursuant to which PUSA pledged to Swiss Re shares representing approximately 53% of the equity of the Company (the ‘‘Pledged Shares’’), together with certain shares of other related entities. At that time PEWC was the ultimate beneficial owner of approximately 75.4% of the equity interest in the Company through its subsidiaries, Kinbong Holdings Limited (‘‘Kinbong’’) and PUSA.

PUSA Bankruptcy

As also previously disclosed in the 2006 financial statements, in December 2002, PUSA filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Because of the bankruptcy filing, in December 2002, Swiss Re paid to Standard $90.6 million under the terms of the Letter of Credit as a result of which Swiss Re became entitled, under the terms of the Pledge Agreement, to foreclose on the Pledged Shares of the Company.

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

In order to implement the terms of the Settlement Agreement, PEWC, Set Top and Asset Managers Co., Ltd. (‘‘AMC’’) entered into a Share Purchase Agreement and a related Option Agreement dated September 15, 2004, pursuant to which AMC agreed to pay to Set Top $25 million in exchange for all right, title and interest of Set Top in 10,074,102 shares of APWC. Following the closing of the 2004 Share Purchase Agreement, AMC designated Sino-JP Fund Co., Ltd. (‘‘Sino-JP’’) as an assignee of the Subject Shares and Sino-JP was registered as the record owner of the Subject Shares with the Company’s register.

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

On June 28, 2007, SOF Investments, L.P. (‘‘SOF’’), a Delaware limited partnership controlled by MSD Capital, L.P. acquired the Sino-JP Shares and entered into a shareholders’ agreement with the Company and PEWC. The shares acquired constituted 20% of the issued and outstanding shares of the Company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

The subsidiaries of the Company are set out below:

Place of incorporation and operations	Percentage of Equity interest
	2006	2007
The British Virgin Islands
Asia Pacific Wire & Cable General Holdings Ltd	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (‘‘Sigma Cable’’)	98.3%	98.3%
Sino-Sin Trading Pte. Ltd. (‘‘Sino-Sin’’)	100%	100%
Sigma-Epan International Pte Ltd. (‘‘Sigma-Epan’’)	100%	100%
Singvale Pte Ltd (‘‘Singvale’’)	100%	100%
The People’s Republic of China
Ningbo Pacific Cable Co., Ltd. (‘‘Ningbo Pacific’’)	94.31%	94.31%
Shanghai Yayang Electric Co., Ltd. (‘‘Shanghai Yayang’’)	53.9%	54.41%
Shandong Pacific Fiber Optics Co.Ltd (‘‘SPFO’’)	51%	51%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (‘‘PEWS’’)	100%	100%
Hong Kong
Crown Century Holdings Limited (‘‘CCH’’)	100%	100%
Australia
Australia Pacific Electric Cable Pty Limited (‘‘APEC’’)	98.53%	98.53%
Thailand
Charoong Thai Wire and Cable Public Company Limited (‘‘Charoong Thai’’)	50.39%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (‘‘Siam-Pacific’’)	50.39%	50.93%
Pacific-Thai Electric Wire & Cable Company Limited (‘‘Pacific-Thai’’)	50.39%	50.93%
Hard Lek Limited (‘‘Hard Lek’’)	73.98%	73.98%
APWC (Thailand) Co., Ltd	95.66%	99.48%
PEWC (Thailand) Co., Ltd	95.66%	99.48%
Myanmar
Myanmar Sigma Cable Co., Ltd. (Not active)	78.59%	78.59%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

ii)	The equity investees of the Company are set out below:

Place of incorporation and operations	Percentage of Equity interest
	2006	2007
The People’s Republic of China
Shandong Huayu Pacific Fibre Optics Communications Co., Ltd. (‘‘Shandong Huayu’’)	48.73%	48.73%
Shandong Pacific Rubber Cable Co., Ltd. (‘‘SPRC’’)	25.00%	25.00%
Thailand
Siam Pacific Holding Company Limited (‘‘SPHC’’)	49.00%	49.00%
Loxley Pacific Co., Ltd. (‘‘Lox Pac’’)	21.26%	21.39%
Thai Professional Telecom Network Co., Ltd (‘‘Thai Professional’’)*	15.84%	15.84%

*	Accounted for as an equity investee despite the Company holding less than 20% equity interest because the Company has the ability to exercise significant influence over the operating and financial policies of Thai Professional.

Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2005, 2006 and 2007 include the following:

(a)	Disposal in 2005 of 0.4% interest in Charoong Thai, thereby decreasing the Company’s interest in Charoong Thai from 52.83% to 52.43% due to the exercise of warrants. The Company recognized a loss of US$357 on the disposal of these Charoong Thai shares.

(b)	Disposal in 2006 of 2.04% interest in Charoong Thai, thereby decreasing the Company’s interest in Charoong Thai from 52.43% to 50.39% due to the exercise of warrants. The Company recognized a loss of $1,955 on the disposal of these Charoong Thai shares.

(c)	During 2006, Charoong Thai’s subsidiary, Pacific-Thai contributed additional capital in Shanghai Yayang in the form of a cash injection of $1,000, the excess of its consideration paid over the fair value of the assets acquired resulted in goodwill of $477. The Company’s interest in Charoong Thai decreased from 52.83% to 52.43% and from 52.43% to 50.39% due to the exercise of warrants in 2005 and 2006, respectively, which also resulted in the Company’s interest in Shanghai Yayang decrease by 0.37% to 56.36% and by 2.46% to 53.90% in 2005 and 2006, respectively.

(d)	In August 2000, the Board of Directors of Charoong Thai resolved to dissolve CTW (Hong Kong) Limited which was an overseas subsidiary company as CTW (Hong Kong) Limited was inactive. The dissolution was completed on August 16, 2006, and a gain of $1,801 was recognized in the consolidated statement of operations in 2006.

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

common stock on the NYSE, the Company’s common stock was traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (‘‘OTC BB’’), operated by NASD, Inc. After the Company failed to timely file its annual report on Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and since that time its shares of common stock have been quoted on the ‘‘pink sheets’’ market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities. On April 9, 2008, the Company has listed and begun trading its common shares on the OTC BB after completing all reporting requirements and filing all outstanding financial reports with the SEC. The Company is subject to the reporting requirements under the Securities Exchange Act of 1934.

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

Certain comparative amounts in prior financial statements have been reclassified to conform with the current year’s presentation. Such reclassification had no effect on net (loss) income.

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

If the expected sales price less completion costs and costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is charged to expenses in cost of sales for the amount by which the carrying amount exceeds its net realizable value. When the finished goods that were previously written down to net realizable value are subsequently sold at above net realizable value, a recovery is credited to cost of sales. See note 11.

Income Taxes

In 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), ‘‘Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.’’ FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, ‘‘Accounting for Income Taxes’’ (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

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

Land	Nil
Land use rights	15 – 50 years
Buildings	5 – 30 years
Machinery and equipment	5 – 10 years
Motor vehicles	3 – 10 years
Office equipment	3 – 10 years

Depreciation for 2005, 2006 and 2007 amounted to $9,429, $8,989 and $9,079, respectively.

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

In 2006, the Company terminated the NPC joint venture due to lack of profitability, unsatisfactory management practices, and the lack of qualified executives to assume management responsibility following termination of the then senior managers, and the lack of promising prospects for the business in the short to medium term. The Company liquidated its major equipment at the NPC facility. The remaining property and equipment have been temporarily classified as ‘‘Assets held for development’’ in its Balance Sheet before the Company determines its further plan.

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

The impairment assessment was made as of December 31, 2005, 2006 and 2007, and no impairment was indicated. Total goodwill was $8,801 and $8,801 as of December 31, 2006 and 2007, respectively.

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

A judgmental aspect of accounting for investments (including investments in equity investees) involves determining whether an other-than-temporary decline in value of the investment has been sustained. If it has been determined that an investment has sustained an other-than- temporary decline in its value, the investment is written down to its fair value, by a charge to earnings. Such evaluation is dependent on the specific facts and circumstances. Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

In 2005, 2006 and 2007, the Company recorded an impairment charge of $3,223, $nil and $117, respectively, related to investment in certain equity investees.

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

In 2006, the Company recorded an impairment charge of $196 related to the impairment of certain property, plant and equipment of Ningbo Pacific, a subsidiary (note 1) included in the manufactured products segment.

These impairment charges were recorded to reduce the carrying value of the identified assets to fair values. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management’s revised outlook due to the prolonged unfavourable market conditions.

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

The Company adopted EITF No. 00-21, ‘‘Accounting for Revenue Arrangements with Multiple Deliverables’’ (‘‘EITF 00-21’’) in 2003. The impact of adopting EITF 00-21 was not material to the financial statements in 2005, 2006 and 2007.

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

The financial statements of the Company’s subsidiaries where the local currency is the functional currency have been translated into United States dollars in accordance with FASB Statement No. 52, ‘‘Foreign Currency Translation.’’ All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Statement of operations amounts have been translated using the exchange rates in effect during the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders’ equity.

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

As of December 31, 2005, 2006 and 2007, the Company has entered into forward exchange contracts with notional values of $nil, $1,842 and $12,674, respectively. The forward exchange contracts matured in March, April 2007 and January, February, March, May, June 2008. The fair values of the forward exchange contracts as at December 31, 2005, 2006, and 2007 were $nil, $81 and $nil, respectively, which is included in other assets. These forward exchange contracts are qualified for hedge accounting in accordance with FASB Statement No. 133 ‘‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’’.

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

(Loss) Earnings Per Share

Basic and diluted (loss) earnings per share is calculated in accordance with FASB Statement No. 128, ‘‘Earnings Per Share.’’ There are no potentially dilutive equity instrument.

Recent Pronouncements

In September 2006, FASB issued Statement No. 157 — ‘‘Fair Value Measurements’’ Statement No. 157 (‘‘SFAS 157’’) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for the Company on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2006, FASB Statement No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)’’ (‘‘SFAS 158’’), was issued. This statement requires an employer that sponsors one or more defined benefit pension or other postretirement plans to recognize an asset or liability for the overfunded or underfunded status of its postretirement benefit plans in its balance sheets for years ending after December 15, 2006. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. The statement also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s statement of financial position. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the requirement to measure plan assets and benefit obligations as of the statement of financial position date, which is effective for fiscal years ending after December 15, 2008. Transition for the recognition provisions is entirely prospective. The effects on the consolidated financial statements upon adopting SFAS 158 is presented in note 18.

In September 2006, the FASB ratified EITF Issue No. 06-1 — ‘‘Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’’ (‘‘EITF 06-1’’). This guidance requires the application of EITF Issue No. 01-9 — ‘‘Accounting for Consideration Given by a Vendor to a Customer’’ (‘‘EITF 01-9’’), when consideration is given to a reseller or manufacturer for benefit to the service provider’s end-customer. EITF 01-9 requires the consideration given to be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. The Company does not expect the adoption of EITF 06-1 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159 —The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 159 will have significant impact on its consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3 (‘‘EITF 07-3’’), ‘‘Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities.’’ This issue provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the adoption of EIFT 07-3 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (‘‘SFAS No. 141(R)’’), which establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

interim periods within those fiscal years. Early adoption is prohibited. The impact of this standard is dependant upon the level of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, ‘‘Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.’’ SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 requires expanded disclosures in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact of SFAS No. 160 on its financial statements.

In February 2008, the FASB issued FASB Staff Position (‘‘FSP’’) FAS 157-1, ‘‘Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13,’’ which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purpose of lease classification or measurement under SFAS No. 13, ‘‘Accounting for Leases.’’ In February 2008, the FASB also issued FSP FAS 157-2, ‘‘Effective Date of FASB Statement No. 157’’, which delays the effective date of SFAS 157 until the first quarter of fiscal 2010 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 doe not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact SFAS 157 will have on its results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161 (‘‘SFAS 161’’), ‘‘Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133,’’ which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 will be effective for the Company in fiscal year 2010. The Company is currently assessing the potential impact that adoption of SFAS 161 may have on its financial statements.

In May 2008, the FASB issued SFAS No. 162 (‘‘SFAS 162’’), ‘‘The Hierarchy of Generally Accepted Accounting Principles’’, the Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The current GAAP hierarchy, as set forth in the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles, has been criticized because (1) it is directed to the auditor rather than the entity, (2) it is complex, and (3) it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The Board believes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

GAAP. Accordingly, the Board concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and is issuing this Statement to achieve that result. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.

In May 2008, the FASB issued SFAS No. 163 (‘‘SFAS 163’’), ‘‘Accounting for Financial Guarantee Insurance Contracts’’, a interpretation of FASB Statement No. 60. Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, Accounting for Contingencies. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The Company does not expect the adoption of SFAS 163 to have a material impact on its consolidated financial statements.

5.	SHORT-TERM BANK DEPOSITS

	December 31,
	2006	2007
Unrestricted short-term bank deposits	$2,003	$1,861
Restricted short-term bank deposits	13,587	18,714
	$15,590	$20,575

Restricted short-term bank deposits represent the amounts of cash pledged by two subsidiaries to secure credit facilities granted by financial institutions. Unrestricted short-term bank deposits represents bank deposits which do not qualify as cash equivalents.

The bank deposits bear interest ranging from 1% to 5.1% per annum.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

6.	GOODWILL

Goodwill of $8,801 (2006: $8,801; 2005: $8,324) relates to the manufactured products segment and the changes in the carrying value of goodwill for the years ended December 31, 2005, 2006 and 2007 are as follows :

Balance, December 31, 2005	$8,324
Goodwill acquired	477
Balance, December 31, 2006	8,801
Goodwill acquired	—
Balance, December 31, 2007	$8,801

7.	INVESTMENTS

On December 31, 2006 and 2007, the Company held available-for-sale securities issued by a minority shareholder of two of the Operating Subsidiaries.

The following is a summary of these available-for-sale securities:

	Available-for-sale Securities
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006 Quoted equity securities	$432	$14	$(214)	$232
December 31, 2007 Quoted equity securities	$473	$—	$(272)	$201

A summary of the carrying values and balance sheet classification of all investments in debt, equity securities and available-for-sale securities disclosed above was as follows:

	December 31,
	2006	2007
Available-for-sale equity securities	$232	$201
Held-to-maturity debt securities	—	2,354
Short-term investments	232	2,555
Equity securities in privately-held companies and other investments	533	650
Long-term investments	533	650
Total investments	$765	$3,205

There were realized gains of $nil, $343 and $28 on disposal of available-for-sale securities in 2005, 2006 and 2007, respectively. The disposal of available-for-sale securities was for a consideration of $nil, $626 and $65 in 2005, 2006 and 2007, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders’ equity, net at income taxes, totaled, $(505), $(64) and $(6) in 2005, 2006 and 2007, respectively.

The held-to-maturity investment as of December 31, 2007 bears interest at 3.0% per annum and will mature in June 2008.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

8.	BANK LOANS

Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $252,099 (2006: $110,994) on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2007, the unused portion of the credit lines was approximately $134,811 (2006: $59,915), which included unused letters of credit amounting to $98,089 (2006: $24,077). Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2007, the Company had open letters of credit totaling $80,693 (2006: $18,730). Liabilities relating to the letters of credit are included in current liabilities.

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $37,541 at December 31, 2007 (2006: $26,607);

(ii)	Mortgage of the assets with total carrying amount of $nil at December 31, 2007 of a subsidiary of the Company (2006: $1,414);

The subsidiary has ceased its business operation in May 2007 and all the bank facilities were cancelled as of November 30, 2007.

(iii)	Pledge of short-term deposits of $18,714 at December 31, 2007 (2006: $13,587);

(iv)	Joint and several personal guarantees from certain directors of a subsidiary of the Company; and

(v)	Corporate guarantees issued by the Company, a subsidiary of the Company and the holding company.

The weighted average interest rates on bank loans and overdrafts as of December 31, 2006 and 2007 were 5.9% and 6.1% per annum, respectively.

9.	LONG-TERM DEBT

	December 31,
	2006	2007
Bank loan	$1,577	$—
Less: Current portion	(1,577)	—
Long-term debt	$—	$—

During 2005, 2006 and 2007, interest paid totaled $237, $339 and $23, respectively. The bank loan on December 31, 2006 is secured by land and buildings of a subsidiary of the Company with a net book value of $2,655 as of December 31, 2006; a mortgage debenture over all of the subsidiary’s assets and uncalled capital and requires the Company to maintain a minimum of 85% holding in this subsidiary.

The loan as of December 31, 2006 bore interest at the commercial bill rate plus 1%, and the weighted average interest rate on commercial bills during 2006 was 8.4%.

The above loan matured and was repaid in February 2007.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

10.	DISTRIBUTION OF EARNINGS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the investee companies.

As described in Note 2, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and investee companies. In accordance with the relevant laws and regulations applicable to the Company’s subsidiaries and investee companies, the earnings available for distribution are based on their respective statutory financial statements. At December 31, 2006, the amount of the Company’s retained earnings available for distribution was approximately $22,124 and the consolidated retained earnings included $(3,084), $(1,003), $(723), $442 and $(22) of the accumulated (losses) profits of Lox Pac, Thai Professional, SPHC, SPRC and Shandong Huayu, respectively. At December 31, 2007, the amount of the Company’s retained earnings available for distribution was approximately $27,126 and the consolidated retained earnings included $(3,084), $(1,003), $(729), $695 and $(145) of the accumulated (losses) profits of Lox Pac, Thai Professional, SPHC, SPRC and Shandong Huayu, respectively.

11.	VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Net charged (credited) to costs and expenses	Deduction	Currency translation adjustment	Balance at end of year
Year ended December 31, 2005:
Deducted from asset accounts
Allowance for doubtful accounts	$8,516	$1,017	$(986)	$(164)	$8,383
Allowance for inventories
– Net realizable value	—	201	—	—	201
– Obsolescence	3,450	145	(1,579)	(75)	1,941
Allowance for deferred tax assets	5,145	2,397	—	(1,515)	6,027
	$17,111	$3,760	$(2,565)	$(1,754)	$16,552
Year ended December 31, 2006:
Deducted from asset accounts
Allowance for doubtful accounts	$8,383	$1,221	$(946)	$632	$9,290
Allowance for inventories
– Net realizable value	201	1,121	—	—	1,322
– Obsolescence	1,941	896	(509)	156	2,484
Allowance for deferred tax assets	6,027	(2,088)	—	402	4,341
	$16,552	$1,150	$(1,455)	$1,190	$17,437
Year ended December 31, 2007:
Deducted from asset accounts
Allowance for doubtful accounts	$9,290	$3,295	$(2,172)	$1,072	$11,485
Allowance for inventories
– Net realizable value	1,322	(363)	—	102	1,061
– Obsolescence	2,484	(909)	—	200	1,775
Allowance for deferred tax assets	4,341	(3,158)	—	302	1,485
	$17,437	$(1,135)	$(2,172)	$1,676	$15,806

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

11.	VALUATION AND QUALIFYING ACCOUNTS (continued)

Due to changing market conditions in the wire & cable industry, the Company evaluates the inventory in all of its product lines on a periodic basis. As a result, a recovery for inventory obsolescence of $909 was recognized, as a credit to cost of sales, for the year ended December 31, 2007 and a reserve for obsolescence of $145 and $896 were recognized for the years ended December 31, 2005 and 2006, respectively. In addition, inventory write-down to net realizable value of $201 and $1,121 were charged to cost of sales in 2005 and 2006, respectively. During 2007, a decrease of $363 in the net realizable value allowance was also recognized, as a credit to cost of sales, for finished goods written down to net realizable value in previous years, which were sold at above net realizable value in 2007. The allowance for inventory losses is based on the Company’s best estimates of product sales prices and customer demand patterns, and its plans to transition its products. The estimate used by the Company to determine its allowance for inventory losses may be more or less than the actual amount or results.

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the People’s Republic of China and Myanmar. The corporate income tax rate in Singapore was 20%, 20% and 18% for 2005, 2006 and 2007, respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2007 and a withholding tax of 10% is levied on dividends received by the Company. In Australia, the corporate income tax rate was 30% for 2005/2006, 2006/2007 and 2007/2008 tax years. The applicable corporate income tax rate for the subsidiaries in the People’s Republic of China was 33% for each of the three years ended December 31, 2007. The corporate income tax rate for Myanmar was 30% for 2005/2006, 2006/2007 and 2007/2008 tax years.

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

PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15% (50% of the full rate of 30% State income taxes and no local income taxes). PEWS qualifies for a further reduced rate of 10% if export revenues exceed 70% of its total revenues. PEWS is exempt from income tax for the two years starting from its first profitable year of operations (2001). PEWS is entitled to a 50% tax exemption from the State income taxes for a further three-year period (2003 to 2005) under the Income Tax Law. With the preferential tax rate, current income tax liabilities of PEWS were reduced by approximately $317 for the year ended December 31, 2007. The preferential tax rate also increased the net income per share by $0.02 for the year ended December 31, 2007.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

Pre-tax income from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2005	2006	2007
Thailand	$10,122	$25,524	$9,116
Singapore	(6,633)	(2,652)	3,169
Australia	1,111	2,811	6,255
The People’s Republic of China	1,177	10,323	1,318
British Virgin Islands	(218)	(1,290)	(3,143)
Bermuda	(4,043)	(2,229)	(3,679)
	1,516	32,487	13,036
Equity investees
Thailand	1	—	—
The People’s Republic of China	169	—	(123)
British Virgin Islands	—	73	247
	170	73	124
	$1,686	$32,560	$13,160

Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2005	2006	2007
Allocated to net income
Current:
Thailand	$3,387	$7,578	$5,701
Singapore	(282)	(168)	194
The People’s Republic of China	427	1,888	662
Australia	652	1,382	1,710
Total current	4,184	10,680	8,267
Deferred:
Thailand	(400)	(71)	(2,128)
Singapore	413	334	(3)
The People’s Republic of China	—	(110)	(56)
Australia	(337)	(576)	218
Total deferred	(324)	(423)	(1,969)
	$3,860	$10,257	$6,298
Allocated to comprehensive loss	$(286)	$(92)	$(6)

At December 31, 2005, 2006 and 2007, the Operating Subsidiaries had net operating loss carry forwards of approximately $19,375, $19,460 and $5,970, respectively. The remaining net operating losses can be carried forward indefinitely, subject to any condition to be met under the relevant tax laws of the respective jurisdictions. The utilization of these net operating loss carry forwards is subject to agreement by the income tax authorities in the respective jurisdictions.

The parent company’s tax is filed in Bermuda, which does not have a statutory tax rate. Therefore the provision for income taxes differs based on the taxes incurred by the Operating Subsidiaries,

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

in their respective jurisdiction. The principal reasons for the differences are listed in the following table:

	Year ended December 31,
	2005	2006	2007
Higher statutory tax rate in:
Thailand	$3,037	$5,869	$1,966
Singapore	(1,327)	(530)	634
Australia	333	843	1,899
People’s Republic of China	(421)	1,411	305
	1,622	7,593	4,804
Expenses not deductible for tax purposes	1,517	4,541	4,163
Changes in valuation allowance	882	(1,686)	(2,856)
Others	(161)	(191)	187
Total charge for the year	$3,860	$10,257	$6,298
Deferred tax liabilities and assets are comprised of the following:

	2006	2007
Deferred tax liabilities:
Tax over book depreciation	$(275)	$(275)
Book over tax basis in subsidiaries	(1,459)	(1,511)
Translation adjustments	(565)	—
Total deferred tax liabilities	(2,299)	(1,786)
Deferred tax assets:
Unused tax losses and unused tax credits	4,747	1,687
Allowance for doubtful accounts	1,959	3,374
Allowance for inventories	554	772
Allowance for impairment in investment	601	610
Others	64	82
Total deferred tax assets	7,925	6,525
Valuation allowance for deferred tax assets	(4,341)	(1,485)
Total deferred tax assets	3,584	5,040
Net deferred tax assets	$1,285	$3,254

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

The amount of deferred tax liabilities and assets at December 31, 2006 and 2007 were as follows:

	December 31,
	2006	2007
Gross current deferred tax liabilities	$(1,074)	$(561)
Gross current deferred tax assets	2,680	4,312
Valuation allowance for deferred tax assets	(1,632)	(1,254)
	1,048	3,058
Net current deferred tax (liabilities) assets	(26)	2,497
Gross long-term deferred tax liabilities	(1,225)	(1,225)
Gross long-term deferred tax assets	5,245	2,213
Valuation allowance for deferred tax assets	(2,709)	(231)
	2,536	1,982
Net long-term deferred tax assets	1,311	757
Net deferred tax assets	$1,285	$3,254

The deferred tax liabilities and assets are presented in the accompanying consolidated balance sheets as follows:

	December 31,
	2006	2007
Current
Deferred tax assets	$490	$2,481
Deferred tax liabilities	(516)	(561)
Total current	(26)	1,920
Long-term
Deferred tax assets	2,039	2,032
Deferred tax liabilities	(728)	(698)
Total long-term	1,311	1,334
Net deferred tax assets	$1,285	$3,254

Undistributed earnings of the Company’s foreign subsidiaries included in the Company’s retained earnings amounted to approximately $17,101, $30,000 and $32,697 as of December 31, 2005, 2006 and 2007, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. Except for earnings relating to a subsidiary in Thailand, the Company has no intention of distributing the earnings that are subject to withholding taxes. Withholding taxes of approximately $1,327 would be payable upon remittance of all previously unremitted earnings of that subsidiary, to the extent allowed by the subsidiary’s articles of association, as of December 31, 2007.

The management estimated and accrued a tax provision in the amount of $158, $887 and $156 during 2005, 2006 and 2007 as the Company determined that it is more-likely-than-not that income derived from certain activities may be subject to taxes in offshore locations that have a higher tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

12.	INCOME TAXES (continued)

tax purposes. The Company had deferred tax assets totaling approximately $7,925 and $6,525 at December 31, 2006 and 2007, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $4,341 and $1,485 at December 31, 2006 and 2007, respectively.

The net change in valuation allowance for the years ended December 31, 2005, 2006 and 2007 was an increase (decrease) of approximately $882, $(1,686) and $(2,856), respectively, resulting primarily from net operating (gains) losses generated during the respective years.

On July 13, 2006, the FASB issued Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes’’ and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was $220. The Company’s practice is to recognize interest and/or penalties related to income tax matters as a component of income tax expenses. Upon adoption of FIN 48 on January 1, 2007, the Company recognized $1,774 of interest and penalties. As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized a reduction to retained earnings of $1,889. As a result of the implementation of FIN 48, the Company recognized a $105 decrease in deferred tax assets and a corresponding decrease in the valuation allowance. As of January 1, 2007, the amount of unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate is $115.

As of December 31, 2007, the Company is subject to taxation in The People’s Republic of China, Hong Kong, Australia, Thailand, and Singapore. The Company’s tax years for 1998 and forward are subject to examination by the tax authorities in the jurisdictions where the Company is subject to taxation.

As of December 31, 2007, the amount of unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate is $130. The Company recognized $440 in interest and penalties during 2007. As of December 31, 2007, the Company recognized $2,214 of interest and penalties.

	December 31,
Change in Uncertain Tax Positions	2006	2007
Balance at January 1	$—	$—
Adoption of FIN 48 effective January 1, 2007	—	220
Additions based on tax positions related to the current year	—	213
Additions for tax positions of prior years	—	42
Balance at December 31	$—	$475

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

	Currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Others	Total
Balance at January 1, 2005	$(24,078)	$1,037	$—	$(23,041)
Currency translation adjustment	(4,062)	—	—	(4,062)
Unrealized losses on available-for-sale securities	—	(791)	—	(791)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	286	—	286
Balance at December 31, 2005	(28,140)	532	—	(27,608)
Currency translation adjustment	9,822	—	—	9,822
Realized gain on liquidation of subsidiary	(1,801)	—	—	(1,801)
Deferred taxes relating to realized gain on liquidation of subsidiary	556	—	—	556
Gain realized on sale of available-for-sale securities	—	(601)	—	(601)
Deferred taxes relating to realized gain on sales of available-for-sale securities	—	258	—	258
Unrealized losses on available-for-sale securities	—	(156)	—	(156)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	92	—	92
Balance at December 31, 2006	(19,563)	125	—	(19,438)
Currency translation adjustment	15,179	—	—	15,179
Gain realized on sale of available-for-sale securities	—	(34)	—	(34)
Deferred taxes relating to realized gain on sales of available-for-sale securities	—	6	—	6
Unrealized losses on available-for-sale securities	—	(12)	—	(12)
Deferred taxes relating to unrealized losses
on available-for-sale securities	—	6	—	6
Pension benefits recognized under SFAS 158	—	—	(71)	(71)
Balance at December 31, 2007	$(4,384)	$91	$(71)	$(4,364)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Company leases certain machinery and equipment under capital leases for 2006 and 2007.

The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following as of December 31, 2007:

	Capital Leases	Operating Leases
2008	$161	$425
2009	194	157
2010	—	136
2011	—	136
2012	—	136
Thereafter	—	2,451
Total minimum lease payments	$355	$3,441
Amounts representing interest	(29)
Present value of net minimum lease payments	$326

Rental expense consisted of the following:

	2005	2006	2007
Rentals under operating lease	$671	$738	$766

The current and non-current portion of the capital lease liabilities of $142 and $184 as of December 31, 2007 are included in other current liabilities and other liabilities, respectively. The capital lease liabilities are secured by a charge over the leased machinery and equipment at cost of $539 and $537 as of December 31, 2006 and 2007, respectively. The accumulated depreciation of these leased assets as of December 31, 2006 and 2007 amounted to $158 and $214, respectively.

The average discount interest rate implicit in the lease is 7.8% and 7.8% for 2006 and 2007, respectively.

(b)	As of December 31, 2007, there were outstanding bank guarantees of $50,221 (2006: $43,956; 2005: $14,845) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(c)	As of December 31, 2007, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $79,743 (2006: $58,653; 2005: $50,302) in respect of banking facilities extended to two Operating Subsidiaries.

(d)	As of December 31, 2007, Charoong Thai has contract commitments to purchase totaling $47,431 to $71,147 (2006: $85,403; 2005: $45,657), of raw materials from third parties at the prices stipulated in the contracts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.	COMMITMENTS AND CONTINGENCIES (continued)

(e)	As of December 31, 2007, Sigma Cable has committed to sell/deliver copper cables at a predetermined price totaling $9.3 million (SGD 13.5 million) throughout 2008. As of December 31, 2007 the estimated fair value gain not recognized in the financial statements relating to this commitment is approximately $701.

(f)	Sigma Cable has agreed to provide continuing financial support to APEC to enable APEC to meet its liabilities as and when they fall due. The letter of awareness from Sigma Cable with an ownership covenant requires Sigma Cable to maintain a minimum of 85% of interest in APEC.

(g)	Approximately $2,159 of property, plant and equipment of a subsidiary in the People’s Republic of China is located on a piece of leasehold land held by an equity investee. The equity investee is in the process of obtaining the land use right certificate in respect of the said land.

(h)	The Company provided a corporate guarantee not exceeding the sum of $3,503 (AUD 4 million) to a third party for the procurement of copper by a subsidiary company. The guarantee period is for one year. The latest renewal was made on January 16, 2008 and the guarantee will expire on February 28, 2009.

(i)	In February 2008, Supreme Court in Singapore rendered a decision against Sigma Cable in which Sigma Cable is found liable to one of its customers for damage approximately in an amount of $886. Sigma Cable appealed the decision. However, the management believes that it is more likely than not that the Company’s appeal will not be successful. Therefore, this amount has been accrued as of December 31, 2005.

(j)	A customer of Sigma Cable has claimed for damages relating to the termination of Sigma Cable’s purchase agreement with the customer. As at the date of this report, neither of the parties has started legal action, hence, the outcome of any potential litigation is still uncertain and the amount of damages is yet to be assessed. The management of Sigma Cable is going to have some discussion with this customer in near future.

(k)	As disclosed in Note 1, on June 28, 2007, SOF acquired the Sino-JP shares pursuant to a share purchase agreement (the ‘‘Purchase Agreement’’), and entered into a shareholders’ agreement with the Company and PEWC (the ‘‘Shareholders’ Agreement’’). Among other things, the Shareholders’ Agreement provides for the following:

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

Registration Rights

The Shareholders’ Agreement provides SOF with the certain registration rights. The Company must use its reasonable best efforts to prepare and file with the SEC a registration statement or statements covering, among such other securities as may be offered from time to time by the Company, the resale of the ‘‘Registrable Securities’’ for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933. ‘‘Registrable Securities’’ includes the shares beneficially owned by SOF.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.	COMMITMENTS AND CONTINGENCIES (continued)

The Company must use its reasonable best efforts to cause any such registration statement required by the Shareholders’ Agreement to be declared effective as promptly as possible after being filed, and keep such registration statement effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144(k) of the Securities Act of 1933 and (ii) SOF receives freely transferable shares from the Issuer’s transfer agent.

If (i) any such registration statement is not declared effective by November 30, 2008, or (ii) any such registration statement ceases to remain continuously effective for any reason after the effectiveness date and during any time when the registration statement is required to be effective, or SOF is otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, in either case, for more than fifteen (15) consecutive trading days or more than an aggregate of forty-five (45) trading days during any twelve month period (an ‘‘ Event ‘‘), then the ‘‘Put Right’’ (defined below) will become immediately exercisable and will continue until such event has been cured.

Put Right and Option

Under the terms of the Shareholders’ Agreement, SOF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from SOF upon the occurrence of a Put Event, all Registrable Securities then owned by SOF (the ‘‘Put Shares ‘‘), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed from the date of the Shareholders’ Agreement until the closing related to the applicable put right at a rate per annum that is equal to the Libor Rate plus fifty (50) basis points (compounded annually) (the ‘‘Put Right’’). If the Put Event terminates prior to the closing of such Put Right, the exercise of the Put Right is deemed rescinded and the transaction relating to the Put Right is deemed cancelled, but this will not terminate the existence of a future Put Right upon the triggering of a future Put Event.

A ‘‘Put Event’’ means any date (i) after November 30, 2008 whereby (A) an Event has occurred and continues to occur or (B) the shares are not quoted on the Nasdaq Stock Market, Inc., or (ii) after January 31, 2009 whereby the shares are not listed on a US Securities Market, which means any of the Nasdaq Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC or the New York Stock Exchange LLC. The ‘‘Put Price’’ means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) shares purchased under the preemptive right provisions of the Shareholders’ Agreement, an aggregate amount equal to the purchase price thereof.

The Shareholders’ Agreement does not contain any provisions that impose any purchase, reimbursement or financing obligations on the Company in the event that SOF exercises the Put Right. The Put Right is an obligation solely of PEWC and not of the Company. However, for the avoidance of doubt and as a re-affirmation that the financial and other obligation to SOF in the event of an exercise of the Put Right rest exclusively with PEWC, the Company has, on March 27, 2008, entered into a Non-Recourse Confirmation Agreement with PEWC whereby PEWC (i) covenants that it has no put right against the Company relating to the Put Shares and that PEWC’s obligations to SOF are without recourse to the Company, (ii) waives any such right should it arise in the future, and (iii) agrees that it shall not cause the Company, directly or indirectly, to incur any costs associated with the exercise of the Put Right.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

14.	COMMITMENTS AND CONTINGENCIES (continued)

The Shareholders’ Agreement provides, and the Non-recourse Confirmation Agreement confirms, that the Put Rights is solely the obligation of PEWC. The Company has no purchase, reimbursement or financing obligations in the event that SOF exercises the Put Right. As such, the Company has classified the Put Shares as equity in the accompanying financial statements.

15.	FINANCIAL INSTRUMENTS

(a)	Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, investments, investment securities and trade accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in Singapore, Thailand, Australia, Hong Kong and the People’s Republic of China. The Company’s policy is designed to limit its exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2007, there was no trade receivable which exceeded 10% of the Company’s account receivable amounts.

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

Long-term and short-term debt:    The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. As of December 31, 2007, the Company had non-interest bearing long-term debt outstanding with a related party of $240. The fair value of this debt was $226 as of December 31, 2007. The fair value of the non-interest bearing short-term debt from related parties is not determinable because of the related party nature of the debt and the fact that they have no stated due dates.

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

There are no significant differences between the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2006 and 2007.

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

The Company conducts substantial business operations in the PRC. The results of operations and prospects are likely to be materially impacted by economic, legal and other developments in the PRC.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (‘‘SAFE’’) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Shortages in the availability of foreign currency may restrict the ability of the Company’s subsidiaries in the PRC to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency-denominated obligations.

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

	December 31,
	2006	2007
Due from:
PEWC	$739	$2,076
PEWC, Singapore Branch	—	955
PEWC Singapore Co. (Pte) Ltd.	885	—
Italian-Thai Development Public Company Limited (‘‘Ital-Thai’’) and its affiliates	4,639	3,566
SPHC	1,351	1,544
A director of Siam Pacific	10	13
Shandong Yanggu Wire & Cable Corp Ltd (‘‘Shandong Yanggu’’)	809	431
Others	101	53
	$8,534	$8,638
Due to:
PEWC	$26,898	$24,577
PEWC, Singapore Branch	—	892
PEWC Singapore Co. (Pte) Ltd.	3,571	1,183
Shandong Yanggu	69	719
Fujikura Limited	76	220
Thai Metal Processing Co., Ltd.	50	147
SPHC	2,619	2,855
Shandong Huayu	—	1,208
Others	23	—
	$33,306	$31,801
Short-term loans from:
Moon View Venture Limited (‘‘Moon View’’)	$1,537	$1,537
Pacific Overseas Investment Management Ltd	195	195
	$1,732	$1,732

The above balances with related parties are interest-free and are repayable upon demand. All balances with related parties are unsecured.

Moon View, PEWC, Singapore Branch and PEWC Singapore Co. (Pte) Ltd are controlled by PEWC. Ital-Thai is the minority shareholder of one of the Company’s Operating Subsidiaries in Thailand. Shandong Yanggu is the shareholder of one of the Company’s Operating Subsidiaries in China. SPHC is one of the Company’s equity investees.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	December 31,
	2006	2007
Long term loans from PEWC Singapore Co. (Pte) Ltd	$900	$240
Less: short term portion	(900)	(240)
Long term portion	$—	$—

The long term loans from PEWC Singapore Co. (Pte) Ltd have a term of three years and were due in March 2007 and are uncollateralized. Partial repayment was made in 2007 and the remaining balance of $240 is expected to be repaid in 2008. As the balance was not paid in full in March 2007, the debt is in default and therefore, is accruing interest at the default interest rate of 7.5% per annum. Through June 12, 2008, the debt has not been called by PEWC Singapore Co. (Pte) Ltd.

The transactions undertaken with related parties can be summarized as follows:

	Year ended December 31,
	2005	2006	2007
Purchases of copper from PEWC	$30,267	$54,403	$55,360
Purchases of power cables from PEWC	17,483	18,587	11,442
Purchases of power cables from PEWC, Singapore Branch	6,375	—	—
Sales to Ital-Thai and its affiliates	3,583	11,615	8,538
Sales to PEWC	6	—	—
Sales to PEWC, Singapore Branch	3,147	—	—
Sales to Shandong Yanggu	2,829	141	572
Purchases of raw materials from Thai Metal Processing Co. Ltd	1,466	1,196	1,222
Purchases of goods from Fujikura Limited	—	1,109	766
Interest expense paid to PEWC	337	491	472
Interest expense paid to PEWC Singapore Co. (Pte) Ltd.	—	52	64
Management fee paid to PEWC	117	152	98
Management fee paid to Ital-Thai	—	32	—
Management fee received from PEWC, Singapore Branch	—	12	12
Purchases of goods from Shandong Yanggu	28	43	450
Dividend income from Thai Metal Processing Co. Ltd.	140	117	104

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

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. Prior to 2003, a sales commission at an average rate of 1% to 3% was received from PEWC in addition to sales proceeds received from customers. No sales commission was received from PEWC during the years 2005, 2006 and 2007.

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

As discussed in Note 4, the Company adopted the recognition and disclosure provisions of SFAS 158, effective December 31, 2006, which changed the manner in which the funded status of the Company’s defined benefit plans is reported in the consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs continue to be deferred and recognized in expense ratably over appropriate future periods, but the overfunded or underfunded status of the defined benefit plans is now measured as the difference between the fair value of plan assets and the projected benefit obligation (‘‘PBO’’). This difference is recorded as an asset (if overfunded) or a liability (if underfunded), with a corresponding adjustment to accumulated other comprehensive loss, net of tax. To reflect the funded status of its plans in the consolidated balance sheet upon adopting SFAS 158, the Company recorded an adjustment to increase its liability for pension and other postretirement benefits by $71. Following adoption, as the net unrecognized actuarial loss and unrecognized prior service costs are recognized in net periodic benefit cost in the consolidated statements of income, those amounts are reclassified from accumulated other comprehensive loss.

SFAS 158 will also require companies to measure the funded status of their defined benefit plans as of the balance sheet date, beginning in fiscal years ending after December 15, 2008. The Company currently measures the funded status of its plan as of the balance sheet date.

The Company has several defined contribution plans covering its employees in Australia, the People’s Republic of China (‘‘PRC’’) and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2005, 2006 and 2007 were $363, $815 and $785, respectively.

In accordance with the Thailand labor law, Charoong Thai is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. During the financial year 2007, the Company’s total expense included $193 (2006: $140; 2005: $146). The plan is not funded and the amount is recognized in Other Current Liabilities in the balance sheet. The Company pays to settle the obligations as and when employees retire.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

18.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

In conformity with SFAS 132, ‘‘Employers’ Disclosures about Pensions and Other Postretirement Benefits,’’ and SFAS 158, ‘‘Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans’’, the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2006 and 2007 based on the latest actuarial valuation:

	2006	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$1,128	$1,265
Foreign currency translation adjustments	—	424
Service cost	78	102
Interest cost	62	91
Benefits paid	(3)	(85)
Actuarial loss (gain)	—	193
Plan amendments	—	(122)
Curtailment	—	—
Settlement	—	—
Benefit obligation at end of year	$1,265	$1,868
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer’s contribution
Actual return on plan assets	—	—
Settlement	—	—
Benefits paid	—	—
Fair value of plan assets at end of year	—	—
Funded status	$(1,265)	$(1,868)
Unrealized net transition obligation	—	—
Unrecognized net actuarial loss (gain)	—	—
Accrued benefit cost	$(1,265)	$(1,868)
Components of net periodic benefit cost:
Service cost	$78	$102
Interest cost	62	91
Expected return on plan assets	—	—
Amortizations of:	—	—
Unrecognized net transition obligation	—	—
Unrecognized actuarial loss	—	—
Net periodic benefit cost	$140	$193
Amounts recognized in accumulated other comprehensive income consist of the following: (recognized under SAFS 158)
Actuarial loss	$—	$193
Prior service cost (credit)	—	(122)
Total recognized in other comprehensive income	$—	$71

The accumulated benefit obligations amounted to $1,265 and $1,868 as at December 31, 2006 and 2007, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

18.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

The estimated net loss and prior service cost (credit) for the defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $2 and $(6), respectively.

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2007, 2006 and 2005 are as follows:

2005, 2006 and 2007
Discount Rate	6.0%
Rate of Increase in Compensation Levels	5.0% – 6.0%
Employee turnover rates:-
Prior to age 35	2.0% – 10.0%
Age 35 to 50	2.0% – 5.0%
Age 51 to 60	—

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended December 31
2008	$209
2009	77
2010	89
2011	110
2012	45
2013-2017	1,028
$1,558

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,
	2005	2006	2007
Interest paid	$3,742	$5,551	$7,187
Income taxes paid	$4,490	$5,625	$10,772

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.	SEGMENT FINANCIAL INFORMATION

Description of Products by Segment

The Company has three reportable segments – manufacturing of wire and cable products (‘‘Manufactured products’’), distribution of copper and cable products manufactured by PEWC (‘‘Distributed products’’) and sales, delivery and installation of wires and cables.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on profit or loss from operations before interest, gains and losses on the Company’s investment portfolio, and income taxes. The accounting policies of the reportable segments, including transactions entered between reportable segments, are the same as those described in the summary of significant accounting policies.

	Year ended December 31,
	2005	2006	2007
Revenues
Revenues from external customers:
Manufactured products	$301,516	$439,280	$494,805
Distributed products	20,055	12,416	10,783
Sales, delivery and installation of wires and cables	15,691	16,421	5,253
Total revenues from external customers	$337,262	$468,117	$510,841
Intersegment revenues:
Manufactured products	$4,581	$934	$2,648
Total intersegment revenues	$4,581	$934	$2,648
Total revenue	$341,843	$469,051	$513,489
Reconciling items
Intersegment revenues	(4,581)	(934)	(2,648)
Total consolidated revenues	$337,262	$468,117	$510,841

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2005	2006	2007
Segment profit (loss)
Manufactured products	$36,693	$58,488	$44,671
Distributed products	634	1,107	80
Sales, delivery and installation of wires and cables	(375)	(284)	(347)
(Allowance) recovery for inventory reserve	(346)	(2,017)	1,272
Total segment profit	$36,606	$57,294	$45,676
Reconciling items
Corporate and other expenses	(30,035)	(28,427)	(29,511)
Exchange (loss) gain	(3,137)	5,464	864
Interest income	680	705	1,517
Interest expense	(3,427)	(5,886)	(7,580)
Share of net gain of equity investees	170	73	124
Gain on liquidation of subsidiary	—	1,801	—
Other income	829	1,536	2,070
Total consolidated income before income taxes	$1,686	$32,560	$13,160
Segment assets
Manufactured products	$247,160	$349,082	$373,057
Distributed products	1,011	293	5,117
Sales, delivery and installation of wires and cables	543	187	1,649
Total segment assets	$248,714	$349,562	$379,823
Reconciling items
Corporate and other assets	10,059	10,765	12,047
Investment in equity investees	4,165	4,238	4,246
Total consolidated assets	$262,938	$364,565	$396,116
Expenditures for additions to long-lived assets
Manufactured products	$4,387	$5,202	$2,650
Corporate	91	—	—
Total expenditure for additions to long-lived assets	$4,478	$5,202	$2,650

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2005	2006	2007
Depreciation expenses
Manufactured products	$(9,422)	$(8,964)	$(9,050)
Corporate	(7)	(25)	(29)
Total consolidated depreciation expenses	$(9,429)	$(8,989)	$(9,079)
Impairment loss
Corporate	$(3,223)	$(86)	$(95)
Total consolidated impairment expense	$(3,223)	$(86)	$(95)
Interest income
Manufactured products	$434	$536	$1,406
Distributed products	98	69	66
Sales, delivery and installation of wires and cables	77	93	45
Corporate	71	7	—
Total consolidated interest income	$680	$705	$1,517
Interest expense
Manufactured products	$(2,999)	$(5,476)	$(7,184)
Distributed products	(153)	(129)	(250)
Sales, delivery and installation of wires and cables	(120)	(173)	(62)
Corporate	(155)	(108)	(84)
Total consolidated interest expense	$(3,427)	$(5,886)	$(7,580)
Share of net gain of equity investees
Corporate	$170	$73	$124
Total consolidated share of net gain of equity investees	$170	$73	$124

Significant sales of approximately 10% of the total revenue for any of the financial year are to a customer, SP Powerassets, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables, which can be summarized as follows:

	Year ended December 31,
	2005	2006	2007
Manufactured products	$1,477	$3,217	$7,114
Distributed products	14,521	11,668	6,710
Sales, delivery and installation of wires and cables	15,316	16,679	5,064
	$31,314	$31,564	$18,888

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)

20.	SEGMENT FINANCIAL INFORMATION (continued)

Geographic Area Data

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2005	2006	2007
Revenues from external customers
Thailand	$148,920	$212,204	$249,337
Singapore	50,714	49,134	47,798
Australia	34,831	58,277	55,789
The People’s Republic of China	102,797	148,502	157,917
Total revenues from external customers	$337,262	$468,117	$510,841
Long-lived assets by area:
Thailand	$34,535	$36,221	$37,037
Singapore	8,905	8,733	8,485
Australia	4,359	4,033	3,965
The People’s Republic of China	17,340	17,148	16,800
Other	36	10	32
Total long-lived assets	$65,175	$66,145	$66,319

21.	SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, Thai Professional, SPHC, Shandong Huayu and SPRC for 2005, 2006 and 2007.

	December 31,
	2006	2007
	Unaudited	Unaudited
Current assets	$20,426	$26,338
Non-current assets	24,642	25,261
Current liabilities	(17,804)	(18,847)
Non-current liabilities	(1,679)	(2,006)
Total shareholders’ equity	$25,585	$30,746

	Year ended December 31,
	2005	2006	2007
	Unaudited	Unaudited	Unaudited
Net sales	$17,207	$19,016	$24,332
Sales less cost of sales	12,571	5,279	6,469
Net income/(loss)	659	(516)	127

At December 31, 2007 the Company’s share of the underlying net assets of certain equity investees was lower than its value of the investment in these equity investees. Accordingly, the Company recorded an impairment charge in value of its investment in these equity investees amounting to $117 (2006: $nil).

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