Form 20-F
period 2008-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2009-06-26
CIK 1026980

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
13,830,769 Common Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

FORWARD-LOOKING STATEMENTS
     Our disclosure and analysis in this Annual Report on Form 20-F contain some forward-looking statements. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.
     Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products, global, regional or national economic conditions and their impact on demand for our products and services, the introduction of competing products or technologies, our inability to successfully identify, consummate and integrate acquisitions, our potential exposure to liability claims, the uncertainty and volatility of the markets in which we operate, the availability and price for copper, our principal raw material, the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).
     In particular, these statements include, among other things, statements relating to:
•	our business strategy;

•	our prospects for future revenues and profits in the markets in which we operate;

•	the possibility that our Common Shares will again be listed on a national exchange;

•	our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost of our raw materials; and

•	our liquidity.
     We undertake no obligation to update any forward-looking statements or other information contained in this Annual Report, whether as a result of new information, future events or otherwise, except as required by law. You are advised, however, to consult any additional disclosures we make in our filings with the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under the “Risk Factors” section of this Annual Report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed there could also adversely affect us. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.
OTHER CONVENTIONS
     Unless otherwise specified, all references in this Annual Report to “Thailand” are to the Kingdom of Thailand, all references to “Singapore” are to The Republic of Singapore, all references to “Taiwan” are to Taiwan, The Republic of China, all references to “China” and to the “PRC” are to The People’s Republic of

China, all references to “Australia” are to the Commonwealth of Australia and all references to the “U.S.” are to the United States of America.
     Most measurements in this Annual Report are given according to the metric system. Standard abbreviations of metric units (e.g., “mm” for millimeter) have been employed without definitions. All references in this Annual Report to “tons” are to metric tons, which are equivalent in weight to 2,204.6 pounds.
     With respect to measurements relating to the manufacture of wire and cable products, references to “pkm” are to kilometers of twisted pairs of copper wire.

Part I
Item 1: Identity of Directors, Senior Management and Advisers
     (Not applicable)
Item 2: Offer Statistics and Expected Timetable
     (Not applicable)
Item 3: Key Information
          3.1 Selected Consolidated Financial Data
     The following selected consolidated financial data is derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the “Company”) for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, prepared in accordance with U.S. GAAP.
     The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5: Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18: Financial Statements.”

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$294,256	$337,262	$468,117	$510,841	$500,798
Cost of sales	(255,384)	(300,656)	(410,823)	(465,165)	(488,048)

Gross profit	38,872	36,606	57,294	45,676	12,750
Operating expenses	(28,867)	(26,553)	(27,612)	(29,451)	(29,044)
Impairment loss	(134)	(3,223)	(86)	(95)	—

Operating profit/(loss)	9,871	6,830	29,596	16,130	(16,294)
Exchange gain/(loss)	233	(3,137)	5,464	864	(1,712)
Net interest (expense)	(2,025)	(2,747)	(5,181)	(6,063)	(4,779)
Share of net income/(loss) of equity investees	(4,224)	170	73	124	(142)
Gain on liquidation of subsidiary	—	—	1,801	—	—
(Loss)/gain on sale of investment	(1,161)	(259)	(729)	35	—
Others	925	829	1,536	2,070	2,859

Income/(loss) before income taxes and minority interests	3,619	1,686	32,560	13,160	(20,068)
Income taxes	(4,716)	(3,860)	(10,257)	(6,298)	(2,132)
Minority interests	(1,427)	(2,783)	(9,330)	(2,029)	8,551

Net income/(loss)	$(2,524)	$(4,957)	$12,973	$4,833	$(13,649)

Earnings/(loss) per share(1)	$(0.18)	$(0.36)	$0.94	$0.35	$(0.99)

(1)	The calculation of the earnings/(loss) per share is based on 13,830,769 Common Shares for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$24,419	$20,748	$24,664	$29,127	$37,510
Working capital	80,152	80,350	108,084	132,409	100,428
Total assets	270,433	262,938	364,565	396,116	309,798
Total debt	57,389	58,438	100,195	104,146	59,694
Total shareholders’ equity	107,146	97,622	118,765	136,783	114,129
          3.2 Exchange Rates
     Unless otherwise specified, references in this Annual Report to “$,” “U.S. dollars” or “US$” are to United States dollars; all references to “Bt,” “Thai Baht” or “Baht” are to Baht, the legal tender currency of Thailand; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore; all references to “A$” are to Australian dollars, the legal tender currency of Australia; and all references to “Rmb” are to Chinese Renminbi, the legal tender currency of China.
     Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2008. The respective Noon Buying Rates on December 31, 2008 were US$ 1.00 = Bt 34.72; S$ 1.438; Rmb 6.823; and A$ 1.43. The respective Noon Buying Rates on June 19, 2009, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 34.09; S$ 1.453; Rmb 6.836 and A$ 1.23. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.
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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)
2004	38.80	40.263	41.70	38.80
2005	40.99	40.339	42.08	38.21
2006	36.10	37.680	40.76	35.19
2007	29.50	32.020	35.96	29.28
2008	34.72	33.130	35.72	29.36

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
December 2008	35.72	34.40
January 2009	34.98	34.78
February 2009	36.11	34.90
March 2009	36.25	35.26
April 2009	35.66	35.23
May 2009	35.25	34.31

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

	At
	Period
Year Ended December 31,	End	Average(1)	High	Low
	(S$ per $1.00)
2004	1.632	1.690	1.729	1.631
2005	1.663	1.665	1.706	1.618
2006	1.534	1.580	1.652	1.534
2007	1.436	1.501	1.543	1.436
2008	1.438	1.414	1.529	1.347

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
December 2008	1.531	1.472
January 2009	1.511	1.433
February 2009	1.546	1.451
March 2009	1.557	1.506
April 2009	1.522	1.477
May 2009	1.481	1.441

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

	At Period
Year Ended December 31,	End	Average(1)	High	Low
	(Rmb per $1.00)
2004	8.277	8.277	8.277	8.276
2005	8.070	8.183	8.277	8.070
2006	7.804	7.958	8.070	7.804
2007	7.295	7.581	7.813	7.295
2008	6.823	6.919	7.295	6.780

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
December 2008	6.884	6.823
January 2009	6.840	6.823
February 2009	6.847	6.824
March 2009	6.844	6.824
April 2009	6.836	6.818
May 2009	6.833	6.818

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
     Australia
     The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Australian dollar. No representation is made that the Australian dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate or at all.

	At Period
Year Ended December 31,	End	Average(1)	High	Low
	(A$ per $1.00)
2004	1.281	1.361	1.462	1.253
2005	1.362	1.312	1.377	1.254
2006	1.268	1.319	1.417	1.264

	At Period
Year Ended December 31,	End	Average(1)	High	Low
	(A$ per $1.00)
2007	1.139	1.184	1.295	1.067
2008	1.141	1.177	1.647	1.021

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
December 2008	1.577	1.428
January 2009	1.567	1.432
February 2009	1.582	1.387
March 2009	1.587	1.424
April 2009	1.441	1.367
May 2009	1.372	1.251

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
          3.3 Capitalization and Indebtedness
     The following table sets forth our capitalization and indebtedness as of December 31, 2008 (in thousands):

Short-term debt*
Bank loan	$15,209
Trust receipts	42,753

57,962
Short-term loan from related parties (unsecured)	1,732

Total short-term debt	59,694

Shareholders’ equity
Common stock, $0.01 par value: Authorized shares – 20,000,000 shares (50,000,000 shares as of September 8, 2008); issued and outstanding shares – 13,830,769	138
Additional paid-in capital	111,541
Retained earnings	15,819
Accumulated other comprehensive loss	(13,369)

Total shareholders’ equity	114,129

Total capitalization	173,823

*	Certain short-term debt is collateralized by the Company’s land, buildings, machinery and equipment and a pledge of short-term deposits. Corporate guarantees have also been issued by the Company and certain of its subsidiaries.
          3.4 Risk Factors
               3.4.1 Risks Related to the Global Economic and Financial Crisis
     Commencing in early 2008, numerous cataclysmic economic and financial events, many of which are ongoing, roiled global and national financial markets and the international business community, including the sudden collapse of certain leading financial institutions, widespread default on various credit instruments, the collapse of the U.S. and other housing markets, a dramatic de-leveraging of capital investment and other business activities and a marked reduction in the availability of credit for businesses. As these events unfolded quite quickly and unexpectedly with numerous unforeseen consequences, the full impact of this crisis has not yet been determined.
     Dramatic declines in the U.S. housing market in 2008, continuing into 2009, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have ceased to provide, or severely curtailed, funding to even the most credit-worthy borrowers or to other financial institutions. The continuing shortage of available credit and lack of confidence in the financial markets has materially and adversely affected the trading price of the Company’s Common Shares and could materially and adversely impact its access to capital and financial condition.
     Continued turbulence in the U.S. and international markets and economy may adversely affect the Company’s liquidity, its ability to access the capital markets and its financial condition and the willingness or ability of certain counterparties to do business with the Company.
     Governmental Intervention
     On October 3, 2008, the then President of the United States, George W. Bush, signed into law the Emergency Economic Stabilization Act of 2008 (the “EESA”). The legislation was the result of a proposal by Treasury Secretary Henry Paulson to the U.S. Congress on September 20, 2008 in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to the EESA, the U.S. Treasury established the Troubled Asset Relief Program (“TARP”) which granted it the authority to, among other things, purchase up to $700 billion of highly illiquid mortgages, mortgage-backed securities and certain other financial instruments from financial institutions that have been written down significantly in value under applicable accounting rules (commonly referred to as “Toxic Assets”) or, alternatively, invest in debt and equity securities of investment banks and other financial institutions, in each case for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The U.S. Treasury has since taken a number of actions to try to stabilize the financial markets and mitigate the risks of financial institution insolvency, including injecting capital into many financial institutions under the TARP Capital Purchase Program.
     On February 13, 2009, the U.S. Congress passed a $787 billion economic stimulus measure, the American Recovery and Reinvestment Act of 2009, which was signed into law by President Barack Obama on February 17, 2009. The stimulus measure includes certain tax cuts and spending programs for health care, infrastructure, and other matters.
     On March 23, 2009, Treasury Secretary Timothy Geithner announced the U.S. government’s proposed multi-part Public-Private Investment Program, intended to provide government support and other incentives to attract private investment for the purchase of troubled mortgage and other asset-backed securities. This program has not yet been implemented and its final form may differ significantly from that announced by Treasury Secretary Geithner.
     While the Company does not engage in a trade or business within the United States, its customers and suppliers, and the markets in which the Company engages in its business, are materially affected by the health of the U.S. economy, which in general has global consequences. In addition, the availability of credit in the U.S. market also materially impacts credit availability in the markets in which the Company conducts its business.
     As the financial crisis has unfolded, the plans of the U.S. government have shifted with regard to the appropriate measures to stabilize the financial markets. To date, the U.S. Treasury has publicly discussed several possible investment structures, but has not announced definitive terms, for the purchase and resale of Toxic Assets. There can be no assurance as to the actual impact that the aforementioned government interventions will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of such measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions would likely materially and adversely affect the Company.
     Actual and Possible Impacts on the Company
     Throughout the second half of 2008, the Company experienced the impact of the economic crisis, which included lower sales and lower gross margins as compared to the first half of 2008 and the second half of 2007. The lower second half results in 2008 were primarily due to reduced order flow from customers and falling commodity prices. Revenue for the second half of 2008 was $226.9 million, representing a 17.1% decline from each of the first half of 2008 and the second half of 2007. Gross margins for the second half of 2008 were $18.0 million, representing a 9.3% and 31.0% decline from the first half of 2008 and the second half of 2007, respectively. Revenue for the year ended December 31, 2008 was $500.8 million, representing a 2.0% decline from the year ended December 31, 2007. Gross margins for the year ended December 31, 2008 were $37.9 million, representing a 14.7% decline from the year ended December 31, 2007. The gross margin amounts for the second half of 2008 and as of December 31, 2008 do not include the effect of the inventory write-down discussed below.
     The recent decreases in commodity prices, including that of copper, resulted in a write-down of the carrying cost of the Company’s inventory as of December 31, 2008. Copper prices on the London Metal Exchange (the “LME”) have fallen from an average monthly high of $8,685 per metric ton in April 2008 to only $3,072 per metric ton in December 2008, representing a decrease of 65%. Copper prices on the LME have since increased by 54.7% to $4,752 per metric ton from December 31, 2008 to May 8, 2009. The decrease in copper prices in 2008 resulted in a write-down to inventory of $25.1 million, representing approximately 5.0% of net sales for the year. This significant write-down to inventory contributed to the net loss of $13.6 million in 2008.
     The Company is unable to determine the precise impact of the current global economic crisis on its operations and cash flow since results are also affected by factors that are unrelated to the economic crisis, such as the completion of routine purchase cycles by customers and the completion, suspension or termination of large infrastructure projects. However, the Company has concluded that current economic uncertainty and falling commodity prices have affected and will likely continue to have a significant impact on the Company’s operations and cash flow. Specifically, the operating subsidiaries may encounter greater difficulty in raising new banking facilities and loans to support their working capital requirements in the current environment where banks are less willing to offer new facilities. Governments in certain countries, likely China, Thailand and Singapore, have pledged to increase infrastructure and construction spending to boost or maintain economic growth. Assuming those pledges are acted upon, those developments will likely have a favorable impact on our sales of manufactured products. The Company believes that any efforts to forecast likely 2009 performance with any degree of specificity would be fraught with uncertainty due to the suddenness and severity of the financial crisis, the fact that it continues to unfold in material and unpredictable ways and the rapidly changing nature of the measures being, and proposed to be, undertaken by the U.S. government and the governments of other countries to address the crisis. Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.
     The governments in the countries which we operate in have projected sharp decreases in economic growth for the fiscal year 2009. For purposes of planning and prudent management, the Company is presently anticipating that the extremely challenging and difficult economic conditions now facing the global economy will continue at least into the second half of 2009, and likely into 2010.
     In anticipation of potentially lower financial results in 2009, the Company is taking a number of actions in order to maintain effective operations in the markets it serves. Specifically, the Company is increasing its efforts to collect its receivables on a timely basis. It is anticipated that some customers will take a longer time to settle their outstanding debts with the Company as they face tightening credit and lower sales themselves, however the Company will actively work with all of its significant customers to reduce collection times and minimize write offs. The Company is working to reduce its inventory levels through planned lower raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company is also actively reviewing its operations to determine where operating costs can be reduced. In several of the Company’s subsidiaries, headcount has been frozen or even reduced and contract staff have been laid off as deemed necessary. The Company has hedged copper through copper futures contracts in several instances in order to reduce the effect of the current volatility in copper prices on its operations. The Company is also negotiating with banks and financial institutions for additional loans and facilities where necessary.
     We believe that the successful implementation of these actions will have a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity during this period of anticipated lower results. Currently, in light of falling commodity prices, our cash requirements for purchases have been reduced, thereby improving our short term cash flow. The Company will preserve as much of this short term benefit as possible, as we anticipate this situation will reverse and cash flow will be reduced as a result of lower sales and lower profit margins in the medium term. While none of the Company’s material lines of credit have been terminated, the Company’s subsidiaries may encounter greater difficulty in raising new banking facilities and loans to support their working capital in the current environment where banks are less willing to offer new facilities. As of December 31, 2008, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $141 million. We believe that available and unused amount of credit is sufficient to support our current working capital needs.
     The macroeconomic events and those specific to the Company may have a material adverse impact on the Company’s business operations until such time as the global financial crisis has abated and financial and economic conditions have improved. The Company notes, however, that the foregoing is subject to a number of unknown variables, including the impact of actions taken or that may be taken in the future by governmental entities to address the capital needs of banks and other financial institutions and to increase the flow of credit to businesses.
            3.4.2 Risks Related to the Common Shares and Corporate Governance
     Consolidation of Charoong Thai Group Accounts
     As of December 31, 2008, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”). That percentage ownership constitutes a decrease from the Company’s initial ownership percentage and is attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai determined to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below 50%. If the Company’s holding in Charoong Thai were to fall below 50%, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, will not be consolidated but instead will be equity accounted. In such an event, the Company’s accounts will show a fall in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.
     Potential Illiquidity of Common Shares
     Approximately 75.4% of our Common Shares are either unregistered securities or registered securities held by affiliates, which are subject to restrictions on trading. Accordingly, approximately three quarters of our Common Shares are not freely tradable. In the recent past, the volume of trading in our Common Shares has not been substantial. This illiquidity may negatively impact the value of the Common Shares.
     Control of the Company Rests with Majority Shareholder; Controlled Company Exception for Any Exchange Listing; Risks Related to PEWC
     As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”) has sufficient votes to control the outcome of any matters presented for a shareholder vote, including the election of the members of the Board of Directors. PEWC may vote its shares in the Company in the manner that it sees fit. PEWC may also sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent it may be required to comply with the terms of the Amended and Restated Shareholders’ Agreement dated March 27, 2009 among the Company, PEWC and SOF Investments, L.P., a Delaware limited partnership which owns beneficially 9.8% of the issued and outstanding Common Shares, and except that it may not engage in conduct oppressive to minority interests under applicable law.
     The Company’s plans include seeking a listing on a national securities exchange, such as Nasdaq or NYSE Amex Equities (formerly known as the American Stock Exchange), as and when the Company meets the listing criteria for one of those exchanges. In the event of a listing on a national securities exchange, the Company intends to rely upon the “controlled company exception” which will exempt the Company from a requirement to have a board of directors that has a majority of independent directors. The Company may also rely upon Nasdaq Rule 4350(a) or AMEX Company Guide Section 110, each of which would permit the Company to rely upon the rules of its home country, Bermuda, which do not require that the board of directors be comprised of a majority of independent directors. Accordingly, even assuming a listing on a national securities exchange, a majority of the Company’s Board may not be comprised of directors independent from any affiliation with the majority shareholder, PEWC.
     PEWC, the majority shareholder, is a Taiwanese company engaged in the manufacture and distribution of wire and cable products in the Taiwan markets. In November 2004, certain formers officers and directors of PEWC (the “Former Executives”) were indicted by the Taipei District Prosecutors Office for their breach of trust, embezzlement of corporate funds, making of false accounting records and financial statements, and violation of various Taiwan securities laws. The most serious allegations of corporate theft and misappropriation were directed at Mr. Hu, the former chief financial officer of PEWC. As early as 1992, the Former Executives had incorporated a complex network of companies for the purpose of transferring PEWC funds out of Taiwan and of acquiring overseas investments for their personal benefit. In addition, they borrowed loans from banks for their personal benefit and made PEWC a guarantor for such borrowings, which were eventually repaid by PEWC. In an elaborate concealment scheme, the books of PEWC were balanced by way of fictitious bank deposits with certain banks incorporated in Vanuatu and other remote jurisdictions. The fraudulent actions of the Former Executives were uncovered in 2001 and 2002, when PEWC incurred losses attributable to the scheme equal to approximately $160 million and $669 million, respectively.
     In May 2003, the Taipei Stock Exchange (the “TSE”) and the Taiwan Securities and Futures Commission (“TSFC”) ordered PEWC to restate its 1998-2000 financial statements to reflect the losses attributable to the fraudulent activities of the Former Executives. Thereafter, the TSE suspended the trading of the shares of

PEWC. In 2004, the shares of PEWC were delisted from the TSE. At the present time, the shares of PEWC are not traded on a recognized public exchange and there is no public market for the common stock of PEWC. To the Company’s knowledge, the criminal prosecution of at least several of the Former Executives is ongoing and PEWC is pursuing actions in several jurisdictions to recover misappropriated assets.
     A consortium of bank creditors (referred to as the “PEWC Banking Group”) has certain veto rights with respect to material acquisitions or expenditures by PEWC. Unresolved issues regarding PEWC raise a degree of uncertainty regarding its capacity in the future to continue to provide support to the Company as it has in the past with regard to inter-company loans, and with regard to research and development and other services under the Composite Services Agreement, in each case on terms more favorable than those that might be available from unaffiliated providers.
     Limited Trading Volume on the OTC BB
     Our Common Shares are traded on the over-the-counter bulletin board (the “OTC BB”). Trading in our Common Shares has been limited and there may not exist from time to time an active trading market for our Common Shares. As a consequence, shareholders may find their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market. Thinly-traded equity can be more volatile than equity securities traded in an active trading market. The high and low price for our Common Shares during the past 24 months has been $7.19 and $0.50, respectively. In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of the Common Shares.
     Disclosure Controls and Procedures and Internal Control Over Financial Reporting Previously Classified as Ineffective
     Under applicable regulatory guidance, the Company’s disclosure controls and procedures as of December 31, 2007 were required to be classified as ineffective. In addition, the Company engaged a consultant to assist the Company’s management, including its Chief Executive Officer (“CEO”) and Interim Chief Financial Officer (“CFO”), in evaluating the Company’s internal control over financial reporting as of December 31, 2007. As a result of that assessment, management, including our CEO and CFO, identified four material weaknesses and certain significant deficiencies in the Company’s internal control over financial reporting as of that assessment date. As a result of such material weaknesses, under applicable regulatory guidance, the Company’s internal control over financial reporting as of that assessment date was also required to be classified as ineffective. Those material weaknesses were reported by our CEO and CFO to the Company’s Board of Directors, its Audit Committee and its independent auditors, and the significant deficiencies were reported by our CEO and CFO to the Audit Committee and the independent auditors.
     The Company focused on improving its disclosure controls and procedures and its internal control over financial reporting and remediating all material weaknesses and significant deficiencies, and as a result, both disclosure controls and procedures and internal control over financial reporting were classified as effective as of December 31, 2008. However, the Company cannot provide any assurances that other material weaknesses will not be identified upon further investigation, such that either disclosure controls and procedures or internal control over financial reporting may be rendered ineffective for a period of time.
     Delinquency in Reporting Obligations; Reporting of Financial Results
     As a foreign private issuer, the Company is currently required to file its annual report on Form 20-F with the SEC within six months following the close of its fiscal year. The Company was not in a position to make the filing of its 2004 annual report on a timely basis. After the expiration of an automatic grace period, on August 29, 2005 the OTC BB delisted the Company for failure to remain current in the filing of its periodic reports. On November 9, 2007, the Company filed its 2004 annual report. On March 17, 2008, the Company filed its combined 2005 and 2006 annual report. The Company then relisted on the OTC BB in April 2008 under the symbol “AWRCF.” On June 28, 2008, the Company filed its 2007 annual report on a timely basis.
     The Company is currently compliant with its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and believes that it has addressed the corporate governance obstacles that led to its delinquency in filing its 2004, 2005 and 2006 annual reports. However, the Company cannot provide assurances that it will continue to be compliant in its reporting obligations under the Exchange Act. As a foreign private issuer, the Company is not required to provide financial results on a quarterly or semi-annual basis. In addition, neither Bermuda law nor Taiwan law requires the Company to provide interim financial information to its shareholders, whether on a quarterly or semi-annual basis. As such, investors may not have the same access to financial information of the Company as they customarily receive in the case of a domestic issuer disclosing quarterly results on a Form 10-Q.
     Potential Conflict of Certain Officers and Directors
     The Company appointed two independent directors on September 28, 2007. Other than those two independent directors, all of the members of the Board of Directors are also directors or officers or otherwise affiliated with PEWC, the majority shareholder. Certain of our officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement and the Indemnification Agreement (discussed below). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.
     The Bermuda Companies Act 1981, as amended (the “Companies Act”), subjects our officers and directors to certain fiduciary standards in the exercise of their executive and management duties on our behalf. Under the Companies Act, an officer of ours (which term includes our directors) is subject to a duty of care requiring him to act honestly, in good faith and in the best interests of the Company in the discharge of his duties and to, among other things, give notice to the Board of Directors at the first opportunity of any interest he has in any material contract or proposed material contract with us or any of our subsidiaries. The Companies Act also prohibits us, subject to certain exceptions, from making loans to any directors without first obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting. As of May 31, 2004, we do not make any loans to our directors or executive officers in accordance with the provisions of The Sarbanes-Oxley Act of 2002.
     Obligations under the Amended and Restated Shareholders Agreement
     On June 28, 2007, SOF Investments, L.P. (“SOF”), a Delaware limited partnership, acquired 2,766,154 Common Shares, representing 20% of the issued and outstanding Common Shares (the “SOF Shares”), from Sino-JP Fund Ltd (“Sino-JP”). Following that sale, Sino-JP ceased to have any ownership interest in the Company and its three designees on the Board of Directors and the Company officers selected by it each resigned with immediate effect. On that same date, the Company entered into the Shareholders Agreement with PEWC and SOF, pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company agreed to indemnify SOF and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”), as such terms are interpreted and defined under IRS rules and regulations. The Company does not believe that it is now or is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.
     In addition, the Company granted certain registration rights to SOF with respect to the SOF Shares (the “Registrable Securities”) in the Shareholders Agreement. In particular, the Company agreed to use its reasonable best efforts to prepare and file, and cause to go effective, as soon as practicable, a shelf registration statement covering the resale of the Registrable Securities on a delayed or continuous basis. The Company also agreed to use its reasonable best efforts to keep its shelf registration statement effective until all Registrable Securities have been sold or until all Registrable Securities may be sold without restriction pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933, as amended. In addition, the Company granted to SOF two demand registration rights for underwritten offerings and customary piggyback registration rights with regard to the Registrable Securities. Moreover, the Company agreed to use its reasonable best efforts to cause the Common Shares to be listed on a national “Securities Market,” which means any of the Nasdaq Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC (now known as NYSE Amex Equities) or the New York Stock Exchange LLC, not later than January 31, 2009, subject to notice and a sixty (60) day cure period. All of the costs and expenses of the Company in connection with the fulfillment of its obligations under the Shareholders Agreement were to be paid by the Company, other than underwriting fees, discounts and commissions attributable to the sale of Common Shares held by SOF.
     Under the terms of the Shareholders Agreement, if the Company failed to fulfill its obligations thereunder, SOF may have a claim for damages against the Company. No such claim has been made. In addition, if the Company fulfilled its reasonable best efforts undertakings but failed to meet one or more of the stated goals, SOF may have a put right of their Common Shares to PEWC. In accordance with those terms, on February 2, 2009, SOF delivered to PEWC notice of its exercise of the put right under the Shareholders Agreement due to the fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009. On March 27, 2009, SOF sold 51% of its Common Shares to PEWC pursuant to the terms of a share purchase agreement between those parties. Upon the consummation of that share purchase agreement, SOF held 1,355,415 registered Common Shares of the Company and PEWC held 1,410,739 registered Common Shares, respectively, representing 9.8% and 10.2% of the outstanding Common Shares, with PEWC holding an additional 7,664,615 unregistered Common Shares, giving it an aggregate of 65.6% of the total issued and outstanding Common Shares. In connection with such transaction, the Company, PEWC and SOF entered into an Amended and Restated Shareholders Agreement, which among other things, grants to the Company an extension for listing the Common Shares on a national Securities Market until February 2011 and maintains for SOF the right to sell its remaining Common Shares to PEWC in the event the Company is not able to list its Common Shares on a national Securities Market by February 2011. The Amended and Restated Shareholders Agreement also provides for those registration and indemnification rights set forth above in the description of the Shareholders Agreement. While the sale of Common Shares by SOF to PEWC resulted in PEWC holding a higher concentration of Common Shares which may impact liquidity for the other shareholders, the Company does not believe that any definitive impact can be forecasted or determined.
     In addition, sales of Common Shares held by SOF and registered under the shelf registration statement declared effective on March 11, 2009, or any registration statement that goes effective following an exercise of demand registration rights, will increase the number of Common Shares available for purchase in the public market and may adversely affect the value of the Common Shares held by other shareholders. Even without substantial sales by SOF or PEWC of their respective Registrable Securities, the possibility of such sales may create a “market overhang” that has the effect of depressing the trading price of the Common Shares.
     The Company has also granted to SOF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that SOF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.
     Risks Relating to the Settlement Agreement
     Following the acquisition by Sino-JP in 2004 of Common Shares of the Company, a number of disputes arose between PEWC and Sino-JP regarding the governance of the Company and other matters. Specifically, the Board was unable to reach a consensus on the proper treatment of certain doubtful accounts receivable. In addition, the then current Chief Financial Officer of the Company questioned the then current auditors of the Company regarding the thoroughness of their review of these accounts receivable during the course of their 2004 audit of the Company’s financial statements, which led to the cessation of the 2004 audit by the auditors at that time. The initial narrow dispute between Board members designated by Sino-JP and other Board members regarding the accounting treatment for doubtful accounts receivable grew in scope, such that it became very difficult to achieve a consensus on a number of strategic and operational matters, due to the effective veto right held by the Sino-JP Board designees. On June 28, 2007, the date of the purchase by SOF of the SOF Shares from Sino-JP and the date of the Shareholders Agreement among the Company, PEWC and SOF, the Company and Sino-JP also entered into a comprehensive settlement and release agreement (the “Settlement Agreement”), which dismissed and released all claims between the parties and which put an end to all related litigation. Separately, PEWC also entered into a settlement and release agreement that terminated all disputes and litigation between those parties. Upon the closing of the purchase agreement for the SOF Shares and the Settlement Agreement, all of the directors and officers of the Company designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers (the “Sino-JP Indemnified Persons”) for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Companies Act. The Company could incur significant costs in the event any claims are asserted or actions commenced against any of the Sino-JP Indemnified Persons for matters within the scope of the indemnification provisions of the Settlement Agreement.

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
     Requirement to Maintain Effectiveness of the Registration Statement and to List on a National Securities Exchange; Effect of the Put of the SOF Shares to PEWC
     Under the Amended and Restated Shareholders Agreement, SOF has retained the right to sell its remaining Common Shares (the “SOF Shares”) to PEWC if the Company does not achieve a listing on a national Securities Market within the time frame provided in the agreement. In addition, the Company has agreed to maintain the effectiveness of the registration statement on Form F-1, declared effective as of March 11, 2009, for the benefit of SOF, and if the Company fails to do so for any period of thirty (30) consecutive trading days or an aggregate of sixty (60) trading days during any twelve month period, then SOF may, subject to compliance with notice and other procedural requirements, exercise a right to sell its remaining Common Shares to PEWC. At all times, the Company must exercise its reasonable best efforts to comply with its covenants under the Amended and Restated Shareholders Agreement. Otherwise, the Company could be subject to a damages claim by SOF. The Company is using its diligent efforts to bring current the financial disclosure in the registration statement on Form F-1 covering the SOF Shares and the registered Common Shares held by PEWC.
     On February 2, 2009, SOF delivered notice of its exercise of the put right under the Shareholders Agreement to PEWC due to fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009, which date was agreed to by the Company prior to the extension granted under the Amended and Restated Shareholders Agreement. On March 27, 2009, PEWC and SOF completed a share purchase transaction pursuant to which PEWC acquired 1,410,739 Common Shares from SOF. As of the closing of that transaction, PEWC held 9,075,354 Common Shares and SOF held 1,355,415 Common Shares, representing 65.6% and 9.8% of the issued and outstanding Common Shares, respectively. The Company does not believe that any definitive impact of the increase in PEWC’s ownership can be forecasted or determined.
     Corporate Matters; Limited Recourse; Limited Enforceability
     We are incorporated in and organized pursuant to the laws of Bermuda. In addition, all of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against the Company’s assets or the assets of its officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts. Additionally, we have been advised by our legal counsel in Bermuda, Appleby, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.

As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board of Directors or controlling shareholders than they would if the Company were organized under the laws of the United States or one of the states therein, or if the Company had material assets located within the United States or some of the directors and officers were resident within the United States. See “Enforceability of Certain Civil Liabilities” for additional information.
            3.4.3 Risks Relating to Our Business
     Risks Relating to Copper
     Copper is the principal raw material we use, accounting for a majority of the cost of sales. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including international economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur.
     Risks Relating to China
     We conduct substantial business operations in China. Accordingly, our results of operations and prospects are likely to be materially impacted by economic, legal and other developments in China.
          Economic Reform Measures in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     In recent years, the PRC government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. While such economic reform measures are generally viewed as a positive development for foreign businesses investing or establishing operations in China, the reforms are at an early stage and there is not sufficient administrative or judicial precedent to permit the Company to determine with any degree of certainty how the reforms will impact our business in China.
          PRC Civil Law System May Limit the Company’s Remedies
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
            PRC Control over the Convertibility of Currency May Restrict the Payment of Dividends
     The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Shortages in the availability of foreign currency may restrict the ability of our subsidiaries in the PRC to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations.
            PRC Regulation of Telecommunications Industry May Adversely Affect the Company’s Operations or Financial Condition
     In addition, the PRC government has considerable control over the structure and overall development of the telecommunications industry in the PRC. Purchasers of our telecommunications cable in China are subject to extensive regulation by and under the supervision of the primary telecommunications industry regulator in China, the Ministry of Industry and Information Technology (the “MIIT”), which was created by the State Council of the PRC in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. As a result of its accession to the World Trade Organization (“WTO”) and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement its commitments to the WTO, the Chinese government has agreed to gradually liberalize the various segments and regions of the telecommunications market to foreign telecommunications operators. Currently, however, the MIIT has only granted licenses to operate fixed-line telecommunications networks (which use our telecommunications cables) to certain domestic entities. As a result, the business of our companies in China may be more dependent on the political stability of the country than if there were more consumers of telecommunications cable and if the government-related entities were not so closely involved in the telecommunications industry. Future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructurings, may have a material adverse effect on our business.
            Political or Social Instability in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     Political or social instability in China could also adversely affect our business operations or financial condition. In particular, adverse public health epidemics or pandemics in China could not only interfere with our ability to operate our PRC subsidiaries, but could also affect the country’s overall economic growth, which could in turn affect the sales of our products in China. In addition, as our corporate headquarters are located in Taipei, any escalation in political tensions between the PRC and the government of Taiwan could impact adversely our ability to manage our Chinese operations efficiently or without third party interference.

            Inflation in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     The rapid growth of the PRC economy has historically resulted in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may increase our costs. If inflation is significant, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.
            PRC Power Shortages and Lack of Insurance May Adversely Affect the Company’s Operations or Financial Condition
     We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system at certain of our production facilities in China. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice thereof. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.
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
            PRC Tax Treatments May Adversely Affect the Company’s Operations or Financial Condition
     Certain of our PRC companies enjoy preferential tax treatments, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. On March 16, 2007, the National People’s Congress of the PRC, or NPC, passed the new PRC Enterprise Income Tax Law (the “New EIT Law”). Under the New EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the New EIT Law became effective. Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises (the “Measures”), were promulgated jointly by the Ministry of Science and Technology of the PRC, the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC and became retroactively effective from January 1, 2008. Under the Measures, the term “high-tech enterprise” is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and relies on self-owned intellectual property rights as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives. Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) is the only subsidiary of the Company that qualifies for these tax incentives provided under the Measures. The income tax rate of PEWS under the revised tax incentive regulations was 18% in 2008 and is scheduled to be 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

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
            New Labor Law Legislation in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Any of the Company’s staff employed to work exclusively within the PRC are covered by the new law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this new law can be expected to exacerbate the adverse effect of the economic environment on the Company’s results of operations and financial condition. Additionally, this new labor law has affected labor costs of our customers which may result in a decrease in such customers’ production and a corresponding decrease in their purchase of our products.
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
     Although our reporting currency is U.S. dollars, the functional currency of our Thai operations, which accounted for 43.2% of our sales in 2008, is the Baht, the functional currency of our Chinese operations, which accounted for 27.0% of our sales in 2008, is the Renminbi, and the functional currency of our Singapore operations, which accounted for 17.3% of Company sales (including sales of Distributed Products) in 2008, is the Singapore dollar. Accordingly, the functional currency accounts of these operations are translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders’ equity. Any devaluation of the Baht, Singapore dollar or Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

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
     Composite Services Agreement with PEWC
     We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the “Composite Services Agreement”), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. The Composite Services Agreement is renewable at our option and is currently in force. However, we are unable to predict whether PEWC would, at some future date, seek to limit the business it conducts with the Company pursuant to the terms of the Composite Services Agreement.
     Risks Relating to Thailand
     A substantial portion of our Thai operations, which accounted for approximately 43.2% of our net sales in 2008, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. Recent political upheaval in Thailand has resulted, and may continue to result, in fewer and uncompleted contracts with the Thai government, a significant customer of the Company. The Company’s Thai operations are increasingly vulnerable to uncertainties with regard to payment for current sales and the award of future contracts in view of the ongoing political crisis in Thailand. Additionally, in recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. However, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar. Such fluctuations in the value of the Baht may negatively impact our performance.
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
          3.5 Forward-looking Statements
     This Annual Report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements appear throughout this Annual Report and include statements regarding the intent, belief or current expectations of the Company and its management, including with respect to trends affecting the Company’s financial condition or results of operations and the Company’s plans with respect to capital expenditures and investments. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in these forward-looking statements as a result of various factors. See the “Risk Factors” section for a further discussion of some of the factors that could cause such material differences.
Item 4: Information on the Company
          4.1 History and Development of the Business
     The Company, formed on September 19, 1996, is a Bermuda exempted limited liability company which, through its operating subsidiaries, is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company (“PEWC”). Since 1997, the Company has also offered project engineering services in the supply, delivery and installation (“SDI”) of power cables.
     PEWC currently owns beneficially 65.6% of the issued and outstanding Common Shares of the Company. SOF Investments, L.P., a Delaware limited partnership, beneficially owns 9.8% of the issued and outstanding

Common Shares of the Company. The remaining 24.6% of the issued and outstanding Common Shares are publicly traded on the Over-the-Counter Bulletin Board (the “OTC BB”) in the United States under the trading symbol “AWRCF.”
     Based on information on sales by dollar value published by the Thai Ministry of Commerce, the Company believes that it is one of the five largest producers of telecommunications and low voltage power cable and enameled wire in Thailand. The Company believes, based on information on sales by dollar value provided by the Cable Association in Singapore, that it is the largest or the second largest supplier of power cable in Singapore. In 2008, approximately 56.2% of the manufactured products sold by the Company was sold by its subsidiaries in Singapore and Thailand, with the remainder sold by its subsidiaries or joint ventures in China, Australia and Malaysia.
     In Singapore, the Company also sells Distributed Products, which largely consist of medium and high voltage power cable. In 2008, sales of Distributed Products accounted for 6.5% of the Company’s revenues. As the Company continues to focus its resources on manufacturing and distributing its own products, sales of Distributed Products are expected to decline over time as a percentage of the Company’s business. The Company’s SDI project engineering services accounted for 4.1% of the Company’s revenue in 2008.
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
     In 2003, the Company injected $1.7 million in Shanghai Yayang through its subsidiary, Pacific Thai, thereby increasing the Company’s interest in Shanghai Yayang from 62.39% to 63.49%. In 2004 and 2006, the Company, through its subsidiary, Charoong Thai, made additional capital contributions of $0.5 million and $1 million, respectively, to Shanghai Yayang. The additional investment was in view of improved sales and operating performance and the need for capacity expansion as part of the Company’s operational strategy. Each of the Company and its joint venture partner, Shandong Yanggu, has injected $0.3 million of capital into Shangdong Pacific Fiber Optics Cable Co., Ltd. (“SPFO”). To date, the Company has invested a total of $2.8 million representing a 51.0% interest in SPFO. The Company has also contributed $0.2 million to Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”).
     Total purchases of property, plant and equipment amounted to $2.6 million in 2007 and $3.4 million in 2008. Those purchases related mainly to the capacity expansion of certain subsidiaries in Thailand and China, particularly Charoong Thai, and to the replacement of old equipment.
          4.2 Certain Information Regarding Historical Ownership and Control of the Company
     From September 2004 until September 2005, Sino-JP Fund Co., Ltd., a Cayman Islands company (“Sino-JP”), held 10,074,102 shares, representing approximately 72.84% of the outstanding Common Shares (the “Supramajority Shares”). Sino-JP acquired its shares of the Company pursuant to an assignment from Asset Managers Co., Ltd., a Japanese company (“AMC”). The Supramajority Shares were acquired by AMC pursuant to a Share Purchase Agreement dated as of September 10, 2004 (the “2004 Share Purchase Agreement”) by and between AMC and Pacific Electric Wire & Cable Co., Ltd. (“PEWC”) and certain other parties. The 2004 Share Purchase Agreement and a related Option Agreement dated September 10, 2004 (the “2004 Option Agreement”) were entered into in connection with a settlement of certain litigation commenced by PEWC against Set Top International Inc., a British Virgin Islands company (“Set Top”). Such litigation was settled prior to the commencement of any discovery proceedings. To the Company’s knowledge, information regarding the ownership of a privately-held British Virgin Islands company is not publicly available in that jurisdiction, and the Company does not have any information on the record or beneficial ownership of Set Top. During the Set Top litigation, PEWC was unable to determine conclusively the ultimate beneficial ownership of Set Top, although one of PEWC’s allegations in that litigation was that Mr. Tom Tung, a former chairman of the Company and PEWC, had an undisclosed financial or ownership interest in Set Top. One of the principal allegations of PEWC in the Set Top litigation was that Mr. Tung, as the then chairman of PEWC, caused it to seek to convey a controlling interest in APWC to Set Top for less than fair market value because of Mr. Tung’s interest in Set Top and his relationship with its other alleged owners.
     In connection with the settlement of that litigation, Set Top was paid $25,000,000 by AMC in exchange for the ownership interest in and all claims relating to the Supramajority Shares. Upon the consummation of the 2004 Share Purchase Agreement, PEWC, which formerly held 75.4% of the outstanding Common Shares, held indirectly approximately 2.56% of the outstanding Common Shares. Under the terms of the 2004 Option Agreement, PEWC was granted an option to reacquire 52.84% of the total issued and outstanding Common Shares (the “Repurchase Option”). In its initial discussions with Sino-JP on its participation in a settlement of the Set Top litigation, PEWC sought a bridge loan from Sino-JP in order to make payment to Set Top. Subsequently, Sino-JP insisted that it obtain an equity ownership interest in the Company, rather than provide a bridge loan to PEWC. However, Sino-JP did agree that PEWC could have an option to reacquire majority control of the Company, which option would be exercisable on any of the first, second or third anniversary dates of the settlement of the Set Top litigation.
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
     On September 14, 2005, PEWC exercised the Repurchase Option and reacquired 7,307,948 Common Shares (the “Repurchased Shares”), representing 52.84% of the total issued and outstanding Common Shares, for a price of $2.581 per share, or a total purchase price of $18,861,813.78, plus a guaranteed carried interest payable by PEWC to Sino-JP, which, in effect, provided to Sino-JP a payment of interest at fourteen percent (14%) per annum on its acquisition cost for the Company shares it purchased. The Company was informed that Sino-JP funded the acquisition cost through bank borrowings from a consortium of Japanese banks, but formal documentation of such borrowings was never provided to the Company. In view of the Repurchase Option that Sino-JP granted to PEWC, Sino-JP insisted that its investment in the Company continue to have certain features more customarily associated with a bridge financing. Accordingly, Sino-JP was paid by PEWC interest at a rate of 14% on the $25,000,000 provided by Sino-JP to fund the settlement with Set Top, which PEWC and Sino-JP characterized as a carried interest. The carried interest ceased to be payable upon the exercise of the Repurchase Option by PEWC, which was exercised on the first anniversary date of the Set Top settlement in September 2005. Until the exercise of the Repurchase Option, the Company recorded Sino-JP as the owner of record of 72.84% of the total issued and outstanding Common Shares of the Company, and following the exercise by PEWC of the Repurchase Option, Sino-JP was recorded as the owner of 20% of the total issued and outstanding Common Shares of the Company. The Company is not aware how the carried interest was accounted for by Sino-JP. In the case of PEWC, it was recorded as an interest expense, to the best knowledge of the Company.
     As a result of the reacquisition by PEWC of majority control, PEWC then indirectly held 7,664,615 Common Shares, representing 55.4% of the total issued and outstanding Common Shares and Sino-JP then held 2,766,154 Common Shares, representing 20% of the total issued and outstanding Common Shares (the “Sino-JP Shares”), in each case as of the date of the exercise of the Repurchase Option.
     Commencing in 2004, the banking group creditors of PEWC, consisting of a consortium of 32 banks (the “PEWC Banking Group”), represented by Chiao Tung Bank, exercised control over any material expenditures by PEWC. Funding the exercise of the Repurchase Option required the approval of the PEWC Banking Group, which imposed certain conditions on the exercise of the Repurchase Option. Among the conditions, PEWC was required to enter into a letter of undertaking (the “PEWC Letter of Undertaking”) which provided that (i) the funds made available would be used only to buy the Repurchased Shares, (ii) as indirect majority shareholder, PEWC would cause the Board of Directors of the Company to consist of a majority of independent directors, with the PEWC Banking Group having the right to consent to nominees for any independent directorships, (iii) PEWC would deposit the Repurchased Shares in a trust to secure the obligations of PEWC to the PEWC Banking Group and (iv) PEWC would make monthly installments through September 2006 in repayment of debt owed to the PEWC Banking Group.
     In order to secure its obligations under the PEWC Letter of Undertaking, PEWC entered into a trust agreement dated September 12, 2005 (the “PEWC Trust Agreement”) by and among PEWC, Moon View Ventures Limited BVI, a wholly-owned subsidiary of PEWC (“Moon View”), and Chiao Tung Bank Trust Department Trust Assets (“CTB”). Under the terms of the PEWC Trust Agreement, the Repurchased Shares were deposited and registered with the Registrar of Companies in Bermuda in the name of CTB. In addition to the Repurchased Shares, the trust assets included all dividend and voting rights; provided that PEWC was permitted to direct the voting of the Repurchased Shares unless and until there was a default under the PEWC Letter of Undertaking. In the event of a default by PEWC under the PEWC Letter of Undertaking, which included a default for three consecutive months under the agreements with the PEWC Banking Group, CTB was permitted to dispose of all of the Repurchased Shares and apply the proceeds to pay the PEWC Banking Group or CTB could exercise all voting rights associated with the Repurchased Shares.
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
     PEWC has informed the Company that it is a party to a debt restructuring agreement with the PEWC Banking Group which provides PEWC with certain relief from the original loan terms and contains an agreement by the PEWC Banking Group to forbear on exercising certain remedies against collateral so long as PEWC adheres to the terms of the debt restructuring. PEWC has informed the Company that the debt restructuring agreement has been extended through 2009. Under this arrangement, PEWC may not make any material acquisitions or dispositions of assets, which would include the shares of the Company it holds, without prior consent from the PEWC Banking Group. The debt restructuring agreement contains a standstill provision pursuant to which the PEWC Banking Group has agreed not to take any action to exercise any of its rights under credit agreements with PEWC, as borrower, so long as PEWC remains in compliance with the debt restructuring agreement. Moon View, a BVI holding company and a wholly-owned subsidiary of PEWC, is the record owner of the shares of the Company owned beneficially by PEWC. PEWC has informed the Company that there are no liens or encumbrances on the Company shares owned of record by Moon View, other than a pledge of those shares by Moon View in favor of PEWC which secures a loan extended by PEWC to Moon View. As of June 25, 2009, the date on which the Company conducted its most recent review, no liens were recorded under the Company’s name on the Register of Charges at the Registrar of Companies in Bermuda over the shares of the Company owned of record by Moon View and beneficially by PEWC.
     Subsequent to the 2004 Share Purchase Agreement, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Specifically, the Board was unable to reach a consensus on the proper treatment of certain doubtful accounts receivable. In addition, the then current Chief Financial Officer of the Company questioned the then current auditors of the Company regarding the thoroughness of their review of these accounts receivable during the course of their 2004 audit of the Company’s financial statements, which led to the cessation of the 2004 audit by the auditors at that time. The initial narrow dispute between Board members designated by Sino-JP and other Board members regarding the accounting treatment for doubtful accounts receivable grew in scope, such that it became very difficult to achieve a consensus on a number of strategic and operational matters, due to the effective veto right held by the Sino-JP Board designees. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the “Settlement Agreement”), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P. (“SOF”), a Delaware limited partnership, acquired the Sino-JP Shares (the “SOF Acquisition”) and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, all of the director-designees of Sino-JP resigned from the Board, all of the officers designated by Sino-JP submitted their resignations, and Sino-JP ceased to have any interest in the Company. On the same date, Messrs. Andy Cheng, Jack Sun and David Sun were re-appointed to the Board.
     Following the closing of the SOF Acquisition and the entering into of the Settlement Agreement with Sino-JP, the Board of Directors called for an annual general meeting of shareholders which was held on September 7, 2007 (the “2007 AGM”). At the 2007 AGM, the shareholders approved, among other things, the reappointment of Ernst & Young LLP to complete its audit of the consolidated financial statements of the Company for the year ended December 31, 2004 and the appointment of Moores Rowland International — Singapore (which now does business under the name Mazars LLP) to act as the independent auditors of the Company for fiscal years 2005, 2006 and 2007.
     At the 2007 AGM, shareholders of the Company voted to change from a classified to an unclassified Board, composed of ten directors. Eight directors were elected at the 2007 AGM: Michael C. Lee, Andy C.C. Cheng, David T. Sun, Jack T. Sun, Gai Poo Lee, Ching Rong Shue, Fang-Hsiung Cheng and Yuan Chun Tang.
     At a Board meeting held on September 28, 2007, the Board filled the two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the Audit Committee of the Board, with Mr. Anson Chan to serve as its chairman. In addition, the Board appointed Mr. Samuel See as interim chief financial officer. Furthermore, the Board appointed Mr. Wei Gong as deputy chief operating officer, to be based in Bangkok at the offices of Charoong Thai. Mr. Gong works with the current chief operating officer of the Company, Mr. Carson Tien.
     Certain current Board members have or have had relationships with PEWC: Ching Rong Shue is currently, and Gai Poo Lee was until April 2008, a vice president of PEWC; Fang-Hsiung Cheng is an Assistant Vice President of PEWC; Yuan Chun Tang, Chairman and Chief Executive Officer of the Company, also serves as Chairman and a director of PEWC.
          4.3 Certain Recent Events
     On November 9, 2007, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2004 with the SEC, and on March 17, 2008, the Company filed its combined annual report for the fiscal years ended December 31, 2005 and December 31, 2006 with the SEC.
     On April 9, 2008, trading in the Common Shares of the Company was restored to the Over-the-Counter Bulletin Board (the “OTC BB”) under the trading symbol “AWRCF.” The Company intends to apply for a listing on either the Nasdaq or NYSE Amex Equities (formerly known as the American Stock Exchange) as and when the Company meets the listing criteria for one of those exchanges.
     At a Board meeting held on June 13, 2008, the Board approved the formation of a compensation committee and appointed one independent director, Mr. Anson Chan, and three additional directors, Mr. Yuan Chun Tang (acting as committee chairman), Mr. David T. Sun, and Mr. Michael C. Lee to the committee. See Section 6.3: “Compensation Committee.” At a meeting of the Board held on July 30, 2008, Mr. Andy Cheng was appointed as an additional member of the committee.

     On June 28, 2008, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2007.
     On September 8, 2008, the Company held its annual general meeting of shareholders. At such meeting, each of the directors of the Company was re-elected, Mazars Moores Rowland LLP (now known as Mazars LLP) was re-appointed as independent auditors of the Company for the 2008 fiscal year, and the authorized share capital of the Company was increased from 20,000,000 Common Shares, $0.01 par value per share, to 50,000,000 Common Shares, $0.01 par value per share.
     On February 2, 2009, SOF delivered notice of its exercise of the put right under the Shareholders Agreement to PEWC due to the fact that the Common Shares were not listed on a national securities market as of January 31, 2009.
     On March 11, 2009, the SEC declared effective the Company’s shelf registration statement on Form F-1, which registered the Common Shares of the Company held by SOF. The Company is working diligently to render current the financial disclosure contained in the prospectus that is part of the shelf registration statement on Form F-1 covering the Common Shares held by SOF and certain Common Shares held by PEWC. Actions to be taken by the Company in that regard will include the filing of a post-effective amendment containing the Company’s audited financial statements for the fiscal year ended December 31, 2008.
     On March 27, 2009, SOF sold 51% of the Common Shares of the Company held by it to PEWC. In connection with such transaction, the Company, PEWC and SOF entered into an Amended and Restated Shareholders Agreement, pursuant to which, among other things, the Company was granted an extension until February 2011 for it to achieve a listing on a national Securities Market and SOF maintained its right to sell its remaining Common Shares to PEWC if the Company does not achieve that listing.
          4.4 Business Overview
     The Company is a holding company that operates its business through operating subsidiaries and joint ventures, principally located in Thailand, Singapore, Australia and China.
     Thailand
     The Company’s Thai operations are conducted through Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”), Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”) and Pacific-Thai Electric Wire & Cable Co. Ltd. (“Pacific Thai”).
     Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). Immediately after the acquisition of Siam Pacific by Charoong Thai, the shareholders of Charoong Thai consisted of the Company (68.42%), Ital-Thai (16.90%) and Bangkok Insurance (5.31%), with the rest of the shares being publicly-traded on the SET. After the sale of some of its Charoong Thai shares on the open market, the Company held approximately 52.43% of the issued and outstanding shares of Charoong Thai as of December 31, 2005. As of December 31, 2008, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai, with the decrease in the Company’s percentage ownership being attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. Charoong Thai manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the business of optic fiber cable manufacturing and the provision of telecommunication and network services.
     Siam Pacific is a 100%-owned subsidiary of Charoong Thai. Siam Pacific manufactures telecommunications cable, power cable and enameled wire for the domestic Thai market.

     Pacific Thai is a 100%-owned subsidiary of Siam Pacific. Pacific Thai manufactures enameled wire for the export market.
     Singapore
     The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (“Sigma Cable”). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region. Sigma Cable also distributes in Singapore a wide range of wire and cable products produced by PEWC and provides SDI project engineering services.
     The Company holds a 100% interest in Sigma-Epan International Pte. Ltd. (“Sigma-Epan”), a group of companies with operations in Singapore and Malaysia. Sigma-Epan group has its headquarters in Singapore. Prior to ceasing manufacturing operations in May of 2007, Sigma-Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan continues to trade specialty electronic and other types of cables.
     Australia
     The Company holds a 98.53% effective interest in Australia Pacific Electric Cables Pty Limited (“APEC”), a subsidiary of Sigma Cable, located near Brisbane, Australia. APEC is one of three major wire and cable manufacturers in Australia. The company produces a range of power cables, supplemented by imports from overseas sister companies. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major capital cities of Brisbane, Sydney, Melbourne and Perth.
     China
     During 2008, the Company’s China operations were conducted through six business entities. The operating entities included Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”), formerly known as Shanghai Pacific Electric Co., Ltd., a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company’s effective holding in Shanghai Yayang is 54.41%. Shanghai Yayang is also partly held by Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter between 0.05mm and 2.5mm.
     Shangdong Pacific Fiber Optics Cable Co., Ltd. (“SPFO”) is a joint venture company in Yanggu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a 51.0% interest in SPFO, with the remaining interest owned by the joint venture partner, Shandong Yanggu Cable Company (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China.
     On June 30, 2001, the Company invested approximately $1.2 million for a 25.0% interest in an existing profitable company, Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu. The investment was in the form of a contribution of machinery and cash.
     On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”) for the manufacture of optic fibers. The Company owns 49% of SHP with the remaining 51% owned by Hebei Huayu Co. Ltd. (as the successor in interest to Shandong Yanggu). Due to the subsequent deterioration of the fiber optic market price, the plant has yet to be completed and a production date for commencing operations has not been determined. The actual commencement of operations, if it occurs at all, will depend on our ongoing assessment of market conditions.

In 2007, the Company took a $0.1 million impairment loss on the SHP investment to reflect that assessment and sold all major equipment owned by SHP. The carrying value of the Company’s investment in SHP was $1.8 million as of December 31, 2008. In the event that the commencement of operations continues to be delayed or a decision is made to abandon the commencement of operations, market conditions remain depressed or deteriorate further or other factors present themselves that have a direct impact on the assessed value of SHP, the Company will recognize impairment losses in the foreseeable future that could result in the full write-off of its investment in SHP.
     On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (“CCH”) and its wholly-owned subsidiary company, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”), from PEWC, the majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH were profitable from 1999 until 2008, during which they suffered a loss.
     Until 2006, the Company’s China operations included Ningbo Pacific Cable Co. Ltd. (“NPC”), a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China, in which the Company owns a 94.31% interest. The other owner of NPC is China Ningbo City Yin County Yinjiang Town Industrial Corporation (“CIC”). NPC manufactured a range of telecommunications cable and local area network (“LAN”) electronic cables for sale and distribution in the Chinese domestic market and export market.
     NPC’s performance since 1997 was below the Company’s expectations due primarily to difficulties faced in marketing its products and market penetration in China. In addition, the performance of certain managers at NPC, who were later terminated, did not comply with the Company’s standards for business practices. The Company’s 2002 results included a write-off of approximately $1.5 million in the carrying value of the telecommunication cable machinery at NPC. In 2006, the Company determined to cease operations at NPC, as it concluded that the prospects for reversing the losses and achieving profitability were too remote. Thereafter, the Company liquidated certain machinery and equipment through sales to third parties. The land, building and some remaining machinery and equipment are still held by NPC.
     Malaysia
     Elecain Industry Sdn Bhd (“Elecain”), an operating subsidiary of the Company located in Malaysia, ceased operations in 2007. Elecain was not significant to the business of the Company.
            4.4.1 Products and Services
     The Company manufactures and sells a wide variety of wire and cable products primarily in four general categories: telecommunications cable, power transmission cable, enameled wire and, until May 2007, electronic cables, which the Company ceased to manufacture as of that date. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wire is used in the manufacturing of components and sub-components of household appliances and small machinery. The electronic cables, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as the Singapore distributor of wire and cable products manufactured by PEWC. The Company also offers SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.
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
     Copper-based cables contain twisted pairs of insulated copper wire, each pair color-coded and corresponding to one telecommunications line. The cables are produced with different insulators such as polyethylene (“PE”), polyvinyl chloride (“PVC”) and foam skin, suitable for different installations and environmental conditions. The Company manufactures telecommunications cable with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wire to 10 to 600 pairs of 0.9 mm-diameter wire.
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
     Electronic Cables
     Until May 2007, the Company also produced a wide range of electronic cables and related byproducts, including high specification telecommunication cables, data-communication cables, security cables, cable assemblies, fiber optic cables, local area network (“LAN”) patch-cords products and harness assembly. The products were used in the electronics, building automation, telecommunications and data-communications industries. The customers included government bodies, large construction companies, subcontractors bidding for government contracts and system integrators. These cables were produced by the Sigma-Epan group, which ceased manufacturing operations in May 2007. Since Sigma-Epan ceased manufacturing operations, the Company no longer manufactures electronic cables but continues to trade specialty electronic and other types of cables.
     Sales of Distributed Products
     The Company is also a distributor of wire and cable products manufactured by PEWC. The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts), with the vast majority of such sales made in Singapore. The PEWC products sold by the Company do not compete with the Company’s manufactured products.

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
            4.4.2 Manufacturing
     Copper rod is the base component for most of the Company’s products. The manufacturing processes for these products require that the rod be “drawn” and insulated. In the “drawing” process, copper rod is drawn through a series of dies to reduce the copper to a specific diameter. For certain applications, the drawn copper conductor is then plated with tin. Copper used in cable is covered with various insulating materials that are applied in an extrusion process. The insulated wires are then combined, or “cabled” to produce the desired electrical properties and transmission capabilities. Then, depending upon the cable, some form of protective cover is placed over the cabled wires.
     A summary of the manufacturing process used for the Company’s primary wire and cable products is set forth below.
     Telecommunications Cable
     Production of telecommunications cable begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called “annealing” in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a PE or PVC compound in one of ten standard colors. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then “twinned” or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wire are then “cabled” or “stranded” into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units are cabled together after stranding to form a round cable core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to “shield” the cable and, finally, the shielded cable core is covered by plastic outer sheathing.
     Power Cable
     Production of unarmored cable begins by drawing and annealing of copper rods. The drawn copper wires are then stranded or “bunched” into round or sector-shaped conductors in sizes ranging from 1.5 square millimeter to 1000 square millimeters. The copper conductors are then covered in an extrusion process with a plastic insulator such as a PVC, after which 2-5 conductors are twisted into a circular cable core in a cabling process and covered by a plastic outer cover.
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
            4.4.3 Raw Materials
     Copper is the principal raw material used by the Company, accounting for approximately 70% of the total cost of sales of products using copper as a conductor in 2008. The Company purchases copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. Most sales of Company manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.
     The Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper purchased by the Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes, for a processing fee equal to approximately 3.5% of the copper cathode purchase price. The Company presently relies on the services of Thai Metal Processing Co., Ltd. to process its copper cathodes into copper rods in Thailand, although the Company has a variety of processing companies from which to obtain these services. Construction of such a processing facility could also be an additional source of revenues and profit, to the extent that sales are made to unaffiliated parties. Copper rods are drawn into copper wire for the production of telecommunications cable, power cable and enameled wire.
     The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC agreed to supply to the Company on a priority basis its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. PEWC continues to be the principal supplier of copper rods to the Company’s operations. Under the Company’s copper rod supply arrangements, orders will be placed between eight to ten weeks before the desired delivery date, with prices “pegged” to the average spot price of copper on the LME for the one month prior to delivery plus a premium.
     The Company purchases copper cathodes, which are subject to a 1.0% import tariff, for use at its Thailand operations in order to avoid the higher import tariff of 5.0% on copper rods. The Company obtains copper cathodes from three major suppliers which import cathodes into the Thai market. These suppliers are Mitsubishi Corporation, Mitsui & Co (Thailand) and Marubeni Corporation. The Company has regularly signed one-year contracts with each of its copper cathode suppliers pursuant to which the Company agrees to purchase a set quantity of copper cathodes each month. Under the terms of such contracts, the price of copper cathodes is usually “pegged” to the average of the spot price of copper on the LME for the delivery month plus a premium. The Company believes its relationships with its three copper cathode suppliers will allow access to alternative supplies in the event one or more of such suppliers was unable or unwilling to renew a supply contract on terms satisfactory to the Company, although the Company does not anticipate any change in relations in the near term.
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
     We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and we currently have a backup power system at certain of our production facilities in China.
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
            4.4.4 Quality Control
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
     All the major companies in the group have attained International Standards Organization (“ISO”) 9002 certification for quality management and assurance standards in the manufacture of electric wire and cable and have maintained that certification for at least the last ten years. The certifications mean that the companies have in place quality assurance systems and the capability to consistently manufacture products of quality.
            4.4.5 Sales and Marketing
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

	Year ended December 31,
	(dollar figures ($) are in thousands of US$)
	2006		2007		2008
	$	%	$	%	$	%
Manufactured Products:
Thailand	142,500	30.4	170,585	33.4	149,544	29.9
Singapore	29,440	6.3	31,762	6.3	35,318	7.0
Australia	49,134	10.5	55,789	10.9	61,167	12.2
China	148,502	31.7	157,917	30.9	134,999	27.0
Export	69,704	14.9	78,752	15.4	66,820	13.3

Total	439,280	93.8	494,805	96.9	447,848	89.4

Distributed Products(1)	12,416	2.7	10,783	2.1	32,415	6.5
SDI Project Engineering(2)	16,421	3.5	5,253	1.0	20,535	4.1

Total net sales	468,117	100.0	510,841	100.0	500,798	100.0

(1)	Distributed Products are largely sold in Singapore.

(2)	All SDI Project Engineering is supplied in Singapore.
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
     Products are marketed under the respective names of each company. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” and “PTEWC” brands, both registered trademarks in Thailand; products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.

     Thailand
     The Company produces and sells telecommunications cable, enameled wire and power cable in Thailand. Sales of telecommunications cables, the Company’s leading product in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the TOT Corporation Ple. (“TOT”), or directly to subcontractors of TT&T and True Corporation Ple., the two private telephone line contractors which would be licensed by TOT with regard to particular projects. Power cable (and a limited quantity of telecommunications cable) is generally sold to construction firms or contractors for use in infrastructure, commercial and residential construction projects. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances. Enameled wire purchasers tend to be smaller businesses than those that purchase telecommunications and power cable. A small quantity of power and telecommunications cable and enameled wire is sold to general electrical products supply companies which then resell to end users.
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
     Sales of Company manufactured products in 2008 accounted for 40.8% of the Company’s net sales in Singapore; sales of Distributed Products in 2008 accounted for 35.5% with the remaining 23.7% comprised of SDI project engineering services. In 2008, sales to SP Powerassets alone accounted for approximately 68.9% of the Company’s total sales in Singapore and 11.9% of the Company’s total aggregate sales. While the Company is seeking to increase the volume of business in its SDI business segment, in 2008 sales of SDI project engineering services to SP Powerassets accounted for 100% of the Company’s SDI sales. Approximately 45.5% of the sales to SP Powerassets in 2008 were sales of Distributed Products, which sales have a low profit margin. Such sales are not made under a continuing contract, but pursuant to purchase orders placed from time to time with the Company by SP Powerassets. Sales of copper wire and cable products purchased from PEWC since 2006 are as follows (in thousands):

	Year ended December 31,
	(dollar figures ($) are in thousands of US$)
	2006	2007	2008
Manufactured Product:
Power Cable	12,416	7,109	6,435
Electronic Wire	1,925	3,493	194

Total	14,341	10,602	6,629

     Although SP Powerassets is an important customer of the Company, neither the loss of Distributed Product sales to SP Powerassets, nor the loss of manufactured product sales to SP Powerassets, which the Company expects would be replaced by sales to other customers, would likely have a material adverse effect on the Company’s results of operations. Although the Company does not believe that it could easily replace its SDI sales to SP Powerassets by sales to other customers, SDI sales accounted for only 4.1% of the Company’s sales in 2008.
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
     Exports
     The Company’s main export markets are Hong Kong, Vietnam, India, China, Malaysia and Indonesia. Export sales are conducted by local agents or distributors of the Company in accordance with terms and prices negotiated between the local agent and the Company at the time of sale. In Thailand, the Company’s principal export is enameled wire. In Singapore, the Company’s principal export is power cable. The Company does not actively pursue an export business in Singapore, but benefits from Singapore’s position as a trading center and makes export sales in response to buyer inquiries and solicitations. Total export sales accounted for 13.3% of net sales in 2008.
            4.4.6 Competition
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
     Thailand
     The wire and cable industry in Thailand is highly competitive. In its various product lines, the Company competes with a total of approximately thirty local wire and cable manufacturers and, to a lesser extent, with foreign producers for sales in Thailand of telecommunications cable, power cable and enameled wire. Based on information published by the Thai Ministry of Commerce on sales by dollar value, the Company believes that Siam Pacific and Charoong Thai are two of the five largest wire and cable producers in Thailand and their principal competitors are the three other largest producers in Thailand. These five largest producers are the only producers of telecommunications cable approved by the Thai Industrial Standards Institute and, therefore, the only cable producers whose products may be used in government-commissioned projects. Stringent governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers. The Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.
     Singapore
     Based on information provided by the Cable Association in Singapore, the Company principally competes with four other major wire and cable manufacturers in Singapore. Although the Company believes it is the largest or second largest supplier of power cable in Singapore based on information on sales by dollar value provided by the Cable Association in Singapore, it experiences significant competition from other local producers.
     There are no tariff or other barriers against foreign competition in the local Singapore market and potential competitors are free to enter the industry. However, because of high capital costs, the Company believes it is unlikely that there will be new domestic entrants to the wire and cable industry in Singapore in the near future.

     Australia
     Currently, besides APEC, there are two major wire and cable producers in Australia: Olex Cables (owned by Pacific Dunlop) and Pirelli Cables, with factories in the states of Victoria and New South Wales, respectively. Both are APEC’s principal competitors. In addition, General Cables is a major participant in the market. During fiscal year 2008, APEC was the only power cable producer in Queensland and therefore sought to take advantage of its comparative proximity to customers in contrast to competitors that were required to transport their products into Queensland from other states in Australia. APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne and Perth in order to attract and service the customers in those regions. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards. Free Trade Agreements are in effect with Singapore and Thailand.
     China
     PEWS manufactures enameled wire in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. Based on information provided by customers and suppliers, the Company believes that, based on production capacity, PEWS is one of the largest enameled wire manufacturers amongst the six manufacturers in Shenzhen. It supplies mainly to transformer, motor and coil manufacturers in and around Shenzhen. It faces competition principally from overseas imports and local manufacturers.
     Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in Shanghai. It faces competition principally from overseas imports and manufacturers from other provinces.
     According to the Optical Cables Trade Association, SPFO is one of the largest manufacturers of fiber optic cables in Shandong Province based on sales by dollar value. It supplies mainly to government controlled and licensed telecommunications network operators such as China Netcom, China Telecom, China Mobile, China Railcom, China Unicom and China Powercom. It faces competition principally from a number of the larger domestic fiber optic cable manufacturers in China.
     Other Markets
     The Company exported approximately 14.9% of its manufactured products in 2008. These products are principally sold through independent suppliers in competition with domestic and foreign manufacturers.
            4.4.7 Regional Considerations
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
     Thailand
     According to the April 2009 East Asia and Pacific Update published by the World Bank, the GDP growth projection in Thailand for 2008 was 2.6% compared to 4.9% in 2007. The World Bank currently forecasts that Thai GDP growth will be approximately -2.7% in 2009.
     A substantial portion of the Company’s Thai operations, which accounted for approximately 43.2% of the Company’s net sales in 2008, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.
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
     Historically, control of the telecommunications sector in Thailand, including the right to grant concessions for the installation and operation of telecommunications services, has rested with state owned enterprises. There are currently three public agencies responsible for communications in Thailand: TOT, which controls domestic telephone service, the CAT Telecom Plc. (“CAT”), which handles postal and international telephone service, and the Thailand Post Co., Ltd. (a state enterprise), which controls and regulates the use of frequencies for radio communication stations and satellite communication networks. Telecommunications services in Thailand have traditionally been developed and expanded through grants by TOT and CAT of concessions to private operators to install and operate telecom projects on a build-transfer-operate basis, where the government enterprise involved would maintain control over the award of the concession and receive a profit share from the operations of the project.
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
     Singapore
     The Singapore government reported that the economy grew by only 1.1% in 2008, as compared to the 7.8% growth recorded in 2007. The manufacturing sector, which makes up about a quarter of Singapore’s total output, shrank by 10.7% in 2008. The services sector, which makes up about three-fifths of the Singapore economy, declined by 1.3% in the fourth quarter of 2008, but recorded an overall growth of 4.7% in 2008. Construction, the third and smallest sector of the Singapore economy, increased by 20.3% in 2008. The Singapore government has projected its economy to retract 6.0% to 9.0% in 2009 due to worldwide economic conditions.
     The Singapore government has established targets to increase the population from 4.6 million in 2007 to approximately 6 million by the end of 2020. This planned growth in population is expected to result in an increase in demand for residential property and construction.

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
     According to the April 2009 East Asia and Pacific Update published by the World Bank, the Chinese GDP growth projection was 9.0% in 2008 as compared to 13.0% in 2007. According to that update, the World Bank has forecasted China GDP growth in 2009 to be approximately 6.5%.
          4.5 Inflation
               Inflation would increase the cost of raw materials and operating expenses to the Company. The Company would try to maintain its gross margins by increasing the prices of its products.
          4.6 Organizational Structure
               The following chart shows the organizational structure of the Company and its principal operating subsidiaries, including joint venture ownerships. The location of the headquarters of each company is indicated in parentheses under the company’s name (“S” for Singapore, “T” for Thailand, “A” for Australia and “C” for China or Hong Kong).

     Thailand
     The Company’s Thai operations are conducted by Siam Pacific, which produces telecommunications cable, power cable and enameled wire for the domestic market, Pacific Thai, a specialized producer of enameled wire for the export market and Charoong Thai, which manufactures power and telecommunications cables and, through its subsidiaries, provides telecommunication and network services. As of December 31, 2005, the Company effectively owned 52.43% of the interests in Siam Pacific, Pacific Thai and Charoong Thai. As of December 31, 2008, the Company’s effective ownership interest in those three entities was 50.93%, with the decrease in the Company’s percentage ownership being attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.
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

     Charoong Thai is a public company listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase an amount of additional shares equal to its pro rata share of the additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue those additional shares, the Company may decide not to exercise this right, in which case the Company’s interest may be diluted.
     Based on information published by the Thai Ministry of Commerce on sales by dollar value, the Company believes that Siam Pacific and Charoong Thai are two of the five largest telecommunications and power cable and wire manufacturers in Thailand and are two of the five government-approved suppliers of telecommunications cable for major public telecommunications projects.
     In a restructuring exercise, the Company has merged its Thai operations, which has generated cost savings while improving overall efficiency. The Company believes the synergistic effect of merging these operations will continue to produce significant savings in overhead cost as it facilitates the centralization of decision making and resource allocation for the Thai operations.
     Singapore
     The Company’s Singapore operations are conducted primarily through its 98.3%-owned subsidiary, Sigma Cable. Based on information on sales by dollar value provided by the Cable Association in Singapore, the Company believes that Sigma Cable is the largest or second largest supplier of power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is also the exclusive distributor in Singapore of medium and high voltage wire and cable manufactured by PEWC.
     Sigma Cable also has project engineering operations in Singapore to supply, deliver and install (“SDI”) primarily medium and high voltage cable to power transmission projects. While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary. The Company anticipates that there will be increasing demand for medium and high voltage power cable and related turnkey installation projects in Singapore and the Company is seeking to increase its business volume in its project engineering business segment.
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
     Shandong Pacific Fiber Optics Cable Co., Ltd. (“SPFO”) is a joint venture company in Yanggu County, Shandong Province, China. SPFO was established to manufacture fiber optic cables for the China market. The Company owns a 51% interest in SPFO with the remaining interest owned by the joint-venture partner, Shandong Yanggu Cable Company (“Shandong Yanggu”), an established manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the leading cable producers in China. The Company has invested a total of $2.8 million in SPFO.
     The Company owns a 25% interest in Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu.
     On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”) for the manufacture of optic fibers. The Company has invested in excess of $5.0 million for a 49% interest in SHP, with the remaining interest in SHP being held by Shandong Yanggu. The projected production rate was initially set at 900,000 km of optic fibers annually. Due to weak market outlook, the actual commencement of operations has been put on hold and management periodically reviews the market conditions and prospects to assess whether to commence operations.
     On March 22, 2002, the Company acquired two companies, namely, Crown Century Holdings Limited (“CCH”) and its wholly-owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) from PEWC, the then majority shareholder of the Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China market and for export. CCH is the trading arm of PEWS. The operations of PEWS and CCH were profitable from 1999 until 2008, during which they recorded losses of $2.6 million.
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
     The term of the NPC joint venture was 50 years commencing from December 31, 1993, the date the joint venture received its business license. The joint venture agreement permitted early termination with the consent of all the joint venture partners or following a serious breach by one of the joint venture partners of the terms of the joint venture contract. The joint venture agreement provided that the partners share in the profits in proportion to their equity interests in the joint venture. In 2006, the Company terminated the NPC joint venture due to lack of profitability, unsatisfactory management practices, the lack of qualified executives to assume management responsibility following termination of the then senior managers, and the lack of promising prospects for the business in the short to medium term. NPC continues to hold the leasehold right of the land and maintains three employees.
          4.7 Property, Plant and Equipment
     The Company’s manufactured products are produced at facilities on premises owned or leased by Siam Pacific, Pacific Thai, Charoong Thai, Sigma Cable, Sigma-Epan (until May 2007), APEC, NPC (until 2006), Shanghai Yayang, SPFO and PEWS.
     The following is a summary of the Company’s facilities and operations as of December 31, 2008:
     Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on a 26.79 acre site that it also owns. Telecommunications cable, power cable and enameled wire are manufactured here. The production facility is mortgaged to Bangkok Bank as security for a $9.0 million line of credit. Pacific Thai operates a separate 92,800 square meter enameled wire production facility located at the same site which it leases from Siam Pacific.
     Charoong Thai owns a 24.7 acre production facility in Chachoengsao province, near Bangkok, Thailand, where telecommunications cable and power cable are manufactured. The production facility is located on a 57.9 acre site which Charoong Thai also owns. Neither the production facility nor the land is mortgaged.
     Sigma Cable produces power cable on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation (“JTC”) for 30 years from September 16, 2000 to September 16, 2030. JTC is a government-linked corporation and is Singapore’s largest industrial landlord.
     Sigma-Epan leased an office space from Sigma Cable in Singapore and operated two factory units producing electronic cable in Johore Bahru and Penang, both in Malaysia. Both manufacturing operations of Sigma-Epan were terminated as of 2007, but Sigma-Epan continues to employ eight individuals in its trading operations.
     APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land in Brisbane, Australia, which is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately Australian $10 million.
     NPC manufactured telecommunications cable on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China, with a factory area of 3.3 acres. A leasehold right of industrial land use for the land was granted for 50 years. Manufacturing operations at NPC were terminated in 2006. NPC continues to hold the leasehold right of the land and maintains ten employees.
     Shanghai Yayang operates a factory that produces enameled wire, partially mortgaged to a finance company, located in an area of approximately 5,000 square meters of state-owned land in an industrial district in Fengxian, Shanghai.
     SPFO manufactures fiber optic cable in a purpose-built factory building of approximately 8,100 square meters on a leasehold of 63,332 square meters of state-owned land in Yanggu, Shandong Province, China, which land is shared equally with Shandong Huayu Pacific Fiber Optics Communication Co., Ltd.
     PEWS manufactures enameled wire on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 50 years. The facility is mortgaged to Agricultural Bank of China as security for a Rmb 14 million bank facility granted in 2003.

     All of the Company’s facilities in Bangkok, Singapore, Brisbane and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.
     The production capacity and extent of utilization of the Company’s facilities varies from time to time and it is considered to be commercially sensitive and proprietary information.
Item 5: Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated by reference herein. Because nearly 90% of the Company’s revenues are derived from its manufactured products segment, the following discussion is not presented on a segment basis.
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
     Carrying Values
     Valuations are required under accounting principles generally accepted in the United States to determine the carrying value of various assets. Our most significant assets that require management to prepare or obtain valuations are goodwill, as discussed further below, and deferred income taxes. Management must identify whether events have occurred that may impact the carrying value of these assets and make assumptions regarding future events, such as profitability. Differences between the assumptions used to prepare these valuations and actual results could materially impact the carrying amount of these assets and net earnings.

     Goodwill
     Goodwill represents the excess of the cost of a purchased business over the fair value of the underlying net assets. Goodwill, including goodwill associated with equity method investments, is not amortized, but tested for impairment at least annually or more frequently if circumstances indicate that impairment may exist. We identify potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. FASB Statement No. 142 – “Goodwill and Other Intangible Assets,” defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount of goodwill impairment loss, if any, must be measured.
     The Company has determined that its reporting units are (i) Manufactured Products, comprised of telecommunications wire and cable, power cable, enameled wire and electronic cable production, (ii) SDI project engineering and (iii) Distributed Products. These operations constitute businesses for which discrete financial information is available, and whose operating results are reviewed by the chief decision maker for the purposes of assessing the operation’s performance and allocating resources to the segments.
     Upon adoption of Statement 142 on January 1, 2002, the Company allocated the entire amount of its goodwill to the manufactured products segment. We determine the fair value of our reporting unit using a discounted cash flow approach, which is based on future cash flow projections over several years. Our 2008 goodwill impairment test used a discount rate based on a constant weighted average cost of capital of 9.0%. Future cash flow projections used in our goodwill impairment test are based on management’s estimate of future profitability based on expected market conditions in each region of operation and adjusted for other cash movements. The growth rates used in the analysis for the year 2008 ranged from 1.0% to 5.0%, depending on the country of operation and the products manufactured.
     We determine the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on our goodwill impairment test as of each of December 31, 2006, 2007 and 2008, we have concluded that there has been no impairment of our goodwill.
     Factors that are reasonably likely to result in material impairment charges in future periods include a reduction in market demand and government infrastructure projects, a fall in market selling prices of our products, an increase in costs of raw materials, especially copper, and economic and political instability in the countries in which our operations are located.
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
     In 2007, the Company recorded impairment charges of $0.1 million in Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”) due to an oversupply of products in the market at Shandong and the suspension of construction of the SHP production line. The Company did not record an impairment charge in 2008.

     Revenue Recognition
     Sales represent the invoiced value of goods sold, net of value added tax and returns, commission income earned on distribution activities, and service fee income on installation activities. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The specific recognition criteria summarized in the following paragraph must also be met before revenue is recognized.
     The Company recognizes revenue in accordance with Staff Accounting Bulletin, SAB 104 a revision of Topic 13 – “Revenue Recognition.” The Company sells its products under sales agreements, acknowledged purchase orders or other means to evidence the existence of an agreement between the Company and its customer. Revenue is recognized upon delivery of goods or when services are rendered. The Company’s price is fixed for each sale in the governing sales agreement; and the Company assesses the creditworthiness of its customers prior to making credit sales. If the Company’s assessment is not to extend credit to a particular customer, sales are made on a cash basis or in special circumstances, collateral or other means of security is obtained from the customer prior to the sale.
     The Company is also a distributor of wire and cable products manufactured by PEWC. Revenue on distributed products is recognized based on the gross amount billed to a customer because it has earned revenue from the sale of the goods or services, in accordance with EITF 99-19 – “Reporting Revenue Gross as a Principal versus Net as an Agent.” Cost of sales of distributed products is reported separately. Revenue earned on distributed products is reported gross, as the Company:
•	is the primary obligor in the arrangement with the customer;

•	takes title to the products;

•	has the risks and rewards of ownership; and

•	does not act as an agent or broker and is compensated based on the price it establishes for the products it sells.
     Given its wide geographical operation and range of products, the Company does not have a formal corporate return policy for its entire operation. However, each operating subsidiary does have its own return policy. Generally, the Company honors returns on products when the products are defective. The returns are recognized as a reduction to gross sales. Such returns of defective products are not significant to the total sales value.
     The Company offers sales incentives in connection with power cable sales to wholesalers and distributors. These incentives include both rebates offered to customers for purchasing a certain volume of product during the year and settlement discounts for early payment of sales invoices. Both forms of incentives are recognized as a reduction to gross sales.
     A portion of our revenue is generated from installation activities which are recognized using the percentage-of-completion method. Recognized revenues and profit are subject to revisions as the activity progresses to completion.
     We allocate revenue from installation and sale of cables contained in a single arrangement, or in related arrangements with the same customer, based on their relative fair values. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specific return or refund privileges. The amounts of revenue recognized are impacted by our judgments as to whether an arrangement includes multiple elements. Changes to the elements in an arrangement could affect the timing of the revenue recognition.

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
     Impairment of Long-Lived Assets
     We evaluate the carrying value of our long-lived assets, consisting primarily of property, plant and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Because no triggering event occurred, the Company did not, was not required to, perform an impairment test as of December 31, 2008. As such, the Company did not record any impairment of long-lived assets in 2008.
     Fair Value Measurements
     Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157 – “Fair Value Measurements” (“SFAS No. 157”), and related FASB Staff Positions, including FSP FAS 157-3 –“Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.
     In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:
•	Level 1 — Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.
     The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.
     The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables, other current assets, trade payables and other liabilities approximate their fair value due to the short-term maturities of such instruments.
     Recent Pronouncements
     In September 2006, FASB issued Statement No. 157 — “Fair Value Measurements” Statement No. 157 (“SFAS 159”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements, SFAS 157 was effective for the Company on January 1, 2008 and it did not have a material affect on its consolidated financial statements.
     In February 2007, the FASB issued Statement No. 159 — “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 became effective for us for the fiscal year beginning on January 1, 2008 and it did not have an effect on our consolidated financial statements.
     In June 2007, the FASB ratified EITF Issue No. 07-3 — “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years that began after December 15, 2007. The adoption of EIFT 07-3 did not have an effect on our consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007) — “Business Combinations” (“SFAS No. 141(R)”), which establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. The impact of this standard is dependent upon the level of future acquisitions by the Company.
     In December 2007, the FASB issued SFAS No. 160 — “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”). SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 requires expanded disclosures in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact of SFAS No. 160 on its financial statements.
     In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-1— “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13,” which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13 – “Accounting for Leases.” In February 2008, the FASB also issued FSP FAS 157-2 — “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 until the first quarter of 2010 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of the Company.
     In March 2008, the FASB issued SFAS No. 161 — “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133” (“SFAS 161”) which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 will be effective for the Company in fiscal year 2010. The Company is currently assessing the potential impact that adoption of SFAS 161 may have on its financial statements.
     In April 2008, FASB issued FSP No. 142-3 — “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142 — “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 – “Business Combinations,” and other U.S. GAAP. This FSP is effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Company.
     In May 2008, the FASB issued SFAS No. 162 — “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No.162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411 – “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of SFAS No. 162 is not expected to have a material effect on the consolidated financial statements of the Company.
     In May 2008, the FASB issued SFAS No. 163 — “Accounting for Financial Guarantee Insurance Contracts,” an interpretation of FASB Statement No. 60 (“SFAS 163”). Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60 — “Accounting and Reporting by Insurance Enterprises.” That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5 — “Accounting for Contingencies.” This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the statement will improve the quality of information provided to users of financial statements. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this statement. Except for those disclosures, earlier application is not permitted. The Company does not expect the adoption of SFAS 163 to have a material impact on its consolidated financial statements.
     In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 — “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128 — “Earnings per Share.” This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this FSP. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on the Company’s consolidated financial statements.
     In September 2008, the Financial Accounting Standards Board issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 — “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” This FSP amends FASB Statement No. 133 — “Accounting for Derivative Instruments and Hedging Activities,” to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the FASB’s intent about the effective date of FASB Statement No. 161—“Disclosures about Derivative Instruments and Hedging Activities.” This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on the Company’s consolidated financial statements.
     In October 2008, the FASB issued the FASB Staff Position No. 157-3 (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157 — “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 — “Accounting changes and Error Corrections,” paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of the Company.

     In November 2008, the FASB issued its final consensus on Issue 08-8 — “Accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary.” This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This issue will be effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of Issue 08-8 is not expected to have a material effect on the consolidated financial statements of the Company.
     In November 2008, the FASB issued the EITF Issue No. 08-6 — “Equity Method Investment Accounting Considerations” (“EITF 08-6”) to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for non-controlling interests culminating in the issuance of Statement 141(R) and Statement 160. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of Statement 141(R) and Statement 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. EITF 08-6 shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material effect on the consolidated financial statements of the Company.
     In December 2008, the FASB issued the FASB Staff Position (“FSP FAS 140-4 and FIN 46(R)-8”) which amends FASB Statement No. 140 — “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003) — “Consolidation of Variable Interest Entities,” to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, FSP FAS 140-4 and FIN 46(R)-8 requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. The adoption of FSP FAS 140-4 and FIN 46(R)-8 is not expected to have a material effect on the consolidated financial statements of the Company.
     In January 2009, the FASB issued the FASB Staff Position — “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”) which amends the impairment guidance in EITF Issue No. 99-20 — “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115 — “Accounting for Certain Investments in Debt and Equity Securities,” and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 is not expected to have a material effect on the consolidated financial statements of the Company.

     5.2 Selected Gross Margin Data
     This discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.
     We analyze and report our results along the lines of our three principal business segments, consisting of manufactured products, project engineering and distribution. The operating data that senior management collects and analyzes from our operating subsidiaries include, in certain cases, certain limited information regarding results along product lines within our manufactured products segment. For the benefit of our shareholders, we include in the summary table below certain results for product lines within our manufactured products segment with regard to net sales, gross profit and gross profit margin for the periods covered. The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of US$):

	2006	2007	2008
Net Sales:
Manufactured products:
Telecommunications wire and cable	$49,069	$46,444	$46,955
Power cable	147,726	188,818	179,794
Enameled wire	237,097	258,470	221,099
Electronic cable	5,388	1,073	—

Total manufactured products	439,280	494,805	447,848
SDI project engineering	16,421	5,253	20,535
Distributed Products	12,416	10,783	32,415

Total net sales	468,117	510,841	500,798

Gross profit:
Manufactured products:
Telecommunications wire and cable	11,294	7,712	5,120
Power cable	24,890	33,916	29,369
Enameled wire	21,901	2,995	2,778
Electronic cable	403	48	—

Total manufactured products	58,488	44,671	37,267
SDI project engineering	(284)	(347)	(956)
Distributed Products	1,107	80	1,584
Recovery (allowance) for inventory reserve	(2,017)	1,272	(25,145)

Total gross profit	57,294	45,676	12,750

Gross profit margin:
Manufactured products:
Telecommunications wire and cable	23.0%	16.6%	10.9%
Power cable	16.8%	18.0%	16.2%
Enameled wire	9.2%	1.2%	1.3%
Electronic cable	7.5%	4.5%	0.0%

Total manufactured products	13.3%	9.0%	8.3%
SDI Project engineering	(1.7)%	(6.6)%	(4.7)%
Distributed Products	8.9%	0.7%	4.9%

Total gross margin	12.2%	8.9%	2.5%

     Note that gross profit margin by products excludes recovery or allowance for inventory reserve. Further note that the allowance for inventory reserve in 2006 was reclassified in our 2007 annual report as cost of sales to conform with the 2007 presentation as management believed that this presentation better reflected the nature of the charges.

          5.3 Operating Results
     The Company is 65.6% owned and controlled by PEWC, a Taiwanese company. An additional 9.8% of the Common Shares are owned and controlled by a U.S.-based private equity fund. The remaining 24.6% of the outstanding Common Shares are publicly-traded in the United States on the OTC BB. Based upon a review of Schedule 13D and 13G filings made with the Commission by shareholders, and a review of the share register maintained by the Company’s transfer agents in Bermuda and the U.S., the Company is not aware that it has any shareholders resident in the jurisdictions where the Company has business operations. While the Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where the Company has operations, that impact is not a function of the shareholder base of the Company.
            5.3.1 Year Ended December 31, 2008 Compared with Year Ended December 31, 2007
     General
     Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for approximately 70% of the cost of sales in 2008.
     In order to minimize the impact of copper price fluctuations, we attempt to “peg” the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible. In certain circumstances, however, we remain affected by fluctuations in the price of copper. For example, the price of telecommunications cable sold for use in public projects in Thailand is determined semi-annually and is based upon the average spot market price of copper on the LME during the six-month period commencing on January 1 and July 1 prior to the month of order. Thus, a recent rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.
     Average copper prices per metric ton have decreased by 2.3% from $7,119 in 2007 to $6,956 in 2008. Gross profit margins for manufactured products in 2008 were on average at 2.3% compared to 9.0% in 2007.
     Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2008 and 2007 copper prices are as follows:

		2008	2007
Average LME copper price ($/Ton)	1Q	7,796	5,933
	2Q	8,443	7,642
	3Q	7,680	7,712
	4Q	3,905	7,188

	Year	6,956	7,119

     According to the April 2009 East Asia and Pacific Update published by the World Bank, (i) the rates of year 2008 GDP growth for Thailand, Singapore and China were 2.6%, 1.1% and 9.0% respectively and (ii) the 2007 GDP growth rates for Thailand, Singapore and China were 4.9%, 7.8% and 13.0% respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors.
     Net Sales
     Sales of manufactured product decreased by $47 million, or 9.5%, from $495 million in 2007 to $448 million in 2008, contributing to an overall sales decrease of $10 million, or 1.9%. Sales in power cable decreased by $9.0 million, or 4.8%, due to a decrease in sales in Thailand as a result of reduced government and private construction contracts, offset by an increase in sales in Singapore and Australia. Sales in enameled wire decreased by $37.4 million, or 14.4%, due to the worldwide demand of electronic manufactured products. Sales of telecommunication cable showed a marginal decrease of $9.0 million, or 4.8%, due to decreased sales in Thailand, offset by higher sales in Shandong, China. Revenue from SDI project engineering in Singapore and sales of Distributed Products increased in 2008 by $15.3 million, or 290.9%, and $21.6 million, or 200.6%, respectively, due primarily to increases in awarded tenders and purchases from SP Powerassets in Singapore.
     The following table shows the percentage share and dollar value (in thousands) of net sales of the respective operations with respect to our total sales in 2008:

	Manufactured		All products
	products only		and services
Thailand	48.3%	$216,364	43.2%	$216,364
Singapore	7.9%	35,318	17.3%	86,625
Australia	13.7%	61,167	12.5%	62,810
China	30.1%	134,999	27.0%	134,999

Total	100.0%	$447,848	100.0%	$500,798

     Gross Profit
     Gross profit for 2008 was $12.8 million, representing a decrease of $32.9 million, or 72.0%, compared to $45.7 million for 2007. The decrease was primarily attributable to the allowance for inventory reserve provided for in 2008 of $25.1 million due to the significant fall in copper prices towards the end of 2008. LME copper prices fell from an average of $7,680 per metric ton in the third quarter of 2008 to $3,905 per metric ton in the fourth quarter of 2008, representing a decrease of 50.8%. The fall in copper prices was in line with the fall in commodity prices, including oil prices, worldwide.
     Gross profit contributed by sales of manufactured products was $37.3 million in 2008 compared to $44.7 million in 2007, representing a decrease of 16.6%. The decrease in gross profit from sale of manufacture products is due to the lower sales quantum and lower gross profit margins for telecommunication wire and cables and power cables. The relative contribution to gross profit from manufactured products for 2007 and 2008 is as follows:

	2007	2008
Telecommunication cable	17.3%	13.7%
Power cable	75.9%	78.8%
Enameled wire	6.7%	7.5%
Electronic cable	0.1%	0.0%

Total	100.0%	100.0%

     Overall gross profit margins decreased from 8.9% in 2007 to 2.5% in 2008. Gross profit margins for manufactured products decreased slightly from 9.0% in 2007 to 8.3% in 2008 due to increased margins for enameled wire, offset by decreases in margins for telecommunication and power cables. Gross profit margin of enameled wire products increased from 1.2% in 2007 to 1.3% in 2008 due to better profit margins in

Thailand, offset by lower profit margins in Shenzhen, China. Gross profit margins of telecommunications cable decreased from 16.6% in 2007 to 10.9% in 2008 due to lower profit margins in Thailand, offset by higher profit margins in Shandong, China. Gross profit margins for power cables decreased from 18.0% in 2007 to 16.2% in 2008.
     Operating Profit
     Selling, general and administrative expenses decreased by $0.4 million, or 1.4%, in 2008, due to lower levels of allowance for doubtful accounts in 2008, offset by higher operating expenses incurred in Australia and Shandong, China.
     In addition to estimating an allowance for doubtful accounts based on historical sales and collection data, we perform a detailed review of our outstanding receivables, and make adjustments to our estimate to reflect significant delinquent accounts receivable. We are not aware of any significant delinquent accounts receivable that have not already been adequately reserved. In addition, our periodic allowance for doubtful accounts will continue to not have a significant impact on our liquidity.
     Accounts receivable, net of allowance for doubtful accounts, decreased by $50 million from $146 million as of December 31, 2007 to $96 million as of December 31, 2008. The decrease was attributable to lower sales recorded in the last quarter of 2008 and continued effects by the Company to monitor and collect outstanding debts. Days sales outstanding were 104 days for 2007 and 70 days for 2008.
     Exchange Gain/Loss
     In 2008, the U.S. dollar has generally strengthened against the Asian currencies of the countries in which we operate in when compared to 2007. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies.
     The exchange rates as of December 31, 2007 and December 31, 2008, based on the Noon Buying Rate, were as follows:

	December 31,	December 31,
	2008	2007
Foreign currency to US$1:
Thai Baht	34.72	29.50
Singapore $	1.44	1.44
Australian $	1.41	1.14
Chinese Rmb	6.82	7.30
     Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the Company resulted in a $1.7 million exchange loss in 2008. The exchange loss in 2008 was largely to the exchange loss recorded in our Thai subsidiaries arising from realized and unrealized exchanges losses from the translation of assets and liabilities denominated in U.S. dollars or other foreign currencies during that period.
     Gain/Loss from Investees
     In 2008, losses from investees were largely related to Shandong Pacific Rubber Cable Co., Ltd (“SPRC”).

     Impairment of Investments
     In 2007, the Company recorded an impairment of $0.1 million in SHP due to an oversupply of products in the market at Shandong and the suspension of construction of the SHP production line. There was no impairment of investments recorded in 2008.
     Gain on Sale of Investment
     The gain on sale of investment in 2007 was primarily attributable to a $35,000 realized gain on sale by Sigma Cable Company (Private) Limited (“Sigma Cable”) of 80,000 shares of Hong Fok Corporation Ltd., a public company listed on the Singapore Exchange (SGX). The Company accounted for this investment in accordance with SFAS 115 – “Accounting for Certain Investments in Debt and Equity Securities.” The investment was classified as “held for sale” and the Company recognized approximately $13,000 of unrealized gain in shareholders’ equity and other comprehensive income prior to the sale of the securities. There was no gain or loss on sale of investment recorded in 2008.
     Other Income
     Other income largely consists of gains on sales of raw materials and scraps, and tax refund for re-investment in China, reverse of accounts payable and gains on disposal of fixed assets. The increase in other income in 2008 is primarily due to increases in tax refund for reinvestment and reversal of accounts payable in China, offset by lower gain of disposal of fixed assets in 2008.
     Income Taxes
     Our effective tax rate was at 47.9% in 2007. In 2008, the Company recorded income tax of $2.1 million despite recording a consolidated loss of $20.1 million due primarily to income tax recorded for profitable subsidiaries such as APEC.
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
     As of December 31, 2008, the Company’s operating subsidiaries in China had net operating loss carry forwards of approximately $6 million which expire on various dates between 2008 and 2011. Based on their history of losses, management believes it is likely that the net operating loss carry forwards will not be fully utilized by those subsidiaries before expiration. Accordingly, the Company has not recognized the $6 million as deferred tax assets.
     A significant portion of the deferred tax assets recognized by the Company relates to net operating loss carry forwards of APEC and reserves not yet deductible for tax purposes. Because the Company operates in multiple jurisdictions, it considers the need for a valuation allowance on a country-by-country basis, taking into account the effect of local tax laws. Where a valuation allowance was not recorded, the Company believes that there was sufficient evidence to support its conclusion not to record it. Management believes, but cannot assure, that the Company will utilize the APEC loss carry-forwards in the future due to APEC’s profitability and continued generation of taxable income.
     Reserves not yet deductible for tax purposes affect temporary differences. Tax consequences of most events recognized in the financial statements for a year are included in determining income taxes currently payable. However, tax laws often differ from the recognition and measurement requirements of financial accounting standards. These differences are referred to as “temporary differences.” Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. The major temporary differences that gave rise to deferred tax assets and liabilities in 2007 and 2008 were allowance for inventories, allowance for doubtful accounts and the allowance for impairment in investment.

     Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2007 and 2008 are disclosed in Note 12 of Item 18: “Financial Statements.”
            5.3.2 Year Ended December 31, 2007 Compared with Year Ended December 31, 2006
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
     In order to minimize the impact of copper price fluctuations, we attempt to “peg” the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible. In certain circumstances, however, we remain affected by fluctuations in the price of copper. For example, the price of telecommunications cable sold for use in public projects in Thailand is determined semi-annually and is based upon the average spot market price of copper on the LME during the six-month period commencing on January 1 and July 1 prior to the month of order. Thus, a recent rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.
     Average copper prices per metric ton have increased by 6.0% from $6,722 in 2006 to $7,119 in 2007. Gross profit margins for manufactured products in 2007 were on average at 9.0% compared to 13.3% in 2006.
     Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The 2007 and 2006 copper prices are as follows:

		2007	2006
Average LME copper price ($/Ton)	1Q	5,933	4,940
	2Q	7,642	7,210
	3Q	7,712	7,670
	4Q	7,188	7,068

	Year	7,119	6,722

     According to the April 2009 East Asia and Pacific Update published by the World Bank, (i) the rates of year 2007 GDP growth for Thailand, Singapore and China were 7.8% and 13.0%, respectively and (i) the rates of year 2006 GDP growth for Thailand, Singapore and China were 5.2%, 8.4% and 11.6%, respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors.
     Net Sales
     Sales of manufactured product increased by $56 million, or 12.7%, from $439 million in 2006 to $495 million in 2007, contributing to an overall sales increase of $43 million, or 9.2%. Sales in power cable exhibited the strongest increase of $41 million, or 27.8%, due to the strong demand for transmission of electricity to and within commercial and residential buildings, especially in Thailand. Sales of telecommunication cable showed a marginal decrease of $3 million, or 5.3%, while sales of enameled wire increased by $21 million, or 9.0%, due largely to higher copper prices. Revenue from SDI project engineering in Singapore and sales of Distributed Products decreased in 2007 by $11 million, or 68.0%, and $2 million, or 13.2% respectively, due to a decrease in offers of tenders from SP Powerassets and decreased demand.

     The following table shows the percentage share and dollar value (in thousands) of net sales of the respective operations with respect to our total sales in 2007.

	Manufactured		All products
	products only		and services
Thailand	50.4%	$249,337	48.8%	$249,337
Singapore	6.4%	31,762	9.4%	47,798
Australia	11.3%	55,789	10.9%	55,789
China	31.9%	157,917	30.9%	157,917

Total	100.0%	$494,805	100.0%	$510,841

     Gross Profit
     Gross profit for 2007 was $45.7 million, representing a decrease of 20.2% compared to $57.3 million for 2006. The decrease was primarily attributable to increases in the prices of raw materials in the global market while the sales price of finished products to certain customers remained fixed or could not be increased significantly due to competitive market prices in the industry. Gross profit contributed by sales of manufactured products was $44.7 million in 2007 compared to $58.5 million in 2006, representing a decrease of 23.6%. The relative contribution to gross profit from manufactured products for 2006 and 2007 is as follows:

	2006	2007
Telecommunication cable	19.3%	17.3%
Power cable	42.6%	75.9%
Enameled wire	37.4%	6.7%
Electronic cable	0.7%	0.1%

Total	100.0%	100.0%

     The significant increase in power cable’s contribution to gross profit is the result of the increase in sales of this product in 2007 combined with an increase in its gross profit margin in 2007. Gross profit margins for power cables increased, particularly in Australia due to the strong Australian economy and the Company’s focus on products with higher gross margins. Gross profit margins of power cable increased from 16.8% in 2006 to 18.0% in 2007.
     Overall gross profit margins decreased from 12.2% in 2006 to 8.9% in 2007. Gross profit margins for manufactured products decreased from 13.3% in 2006 to 9.0% in 2007. The decrease was primarily due to decreased margins in enameled wire products resulting from weaker market conditions and increased competition in both China and Thailand. Gross profit margins of enameled wire products decreased from 9.2% in 2006 to 1.2% in 2007. To a lesser extent, the decrease in gross profit margins for manufactured products was due to decreased margins in telecommunications cable in Thailand due to weaker market conditions and the higher cost of copper. Gross profit margins of telecommunications cable decreased from 23.0% in 2006 to 16.6% in 2007. Gross profit margins for power cables increased from 16.8% in 2006 to 18.0% in 2007, particularly due to the strong Australian economy and the Company’s focus on products with higher gross margins.
     Operating Profit
     Selling, general and administrative expenses increased by $1.8 million, or 6.7%, in 2007, primarily due to an increase of $2 million in our allowance for doubtful accounts. The increase primarily arose from the accounts receivable allowance of our Thai subsidiaries for 2007, as we recognized an additional reserve for a major telecommunications customer encountering delays in receiving contract payments from the Thai government. We believe this is a unique event and continue to work with our customer to eventually collect amounts due to us, however ultimate collection is not reasonably assured at this time. As a percentage of revenue, our allowance for doubtful accounts, excluding the aforementioned specific reserve, was 0.3% and 0.2 % in 2006 and 2007, respectively.
     In addition to estimating an allowance for doubtful accounts based on historical sales and collection data, we perform a detailed review of our outstanding receivables, and make adjustments to our estimate to reflect significant delinquent accounts receivable. We are not aware of any significant delinquent accounts receivable that have not already been adequately reserved. In addition, our periodic allowance for doubtful accounts will continue to not have a significant impact on our liquidity. For example, the 2007 allowance represented only 0.6% of our 2007 revenue.
     Accounts receivable, net of allowance for doubtful accounts, increased by $26 million from $120 million as of December 31, 2006 to $146 million as of December 31, 2007. The increase was attributable to an overall increase in sales from $468 million in 2006 to $511 million in 2007 and higher sales revenue recognized towards the end of 2007. Days sales outstanding were 104 days for 2007 and 94 days for 2006.
     Exchange Gain/Loss
     In the past several years, the global weakening of the U.S. dollar against many other currencies has resulted in a strengthening of the Baht against the U.S. dollar. The exchange differences in the income statements arose largely as a result of these movements in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies.
     The exchange rates as of December 31, 2007 and December 31, 2006, based on the Noon Buying Rate, were as follows:

	December 31,	December 31,
	2007	2006
Foreign currency to US$1:
Thai Baht	29.50	36.10
Singapore $	1.44	1.53
Australian $	1.14	1.27
Chinese Rmb	7.30	7.80
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
     Gain/Loss from Investees
     In 2007, gains from investees were largely related to Shandong Pacific Rubber Cable Co., Ltd (“SPRC”).

     Impairment of Investments
     In 2007, the Company recorded an impairment of $0.1 million in SHP due to an oversupply of products in the market at Shandong and the suspension of construction of the SHP production line.
     Gain on Sale of Investment
     The gain on sale of investment in 2007 was primarily attributable to a $35,000 realized gain on sale by Sigma Cable Company (Private) Limited (“Sigma Cable”) of 80,000 shares of Hong Fok Corporation Ltd., a public company listed on the Singapore Exchange (SGX). The Company accounted for this investment in accordance with SFAS 115 – “Accounting for Certain Investments in Debt and Equity Securities.” The investment was classified as “held for sale” and the Company recognized approximately $13,000 of unrealized gain in shareholders’ equity and other comprehensive income prior to the sale of the securities.
     Other Income
     Other income largely consists of gains on sales of raw materials and scraps, and gains on disposal of fixed assets. The increase in other income in 2007 is primarily due to gains on disposal of fixed assets of NPC, Charoong Thai, and PEWS.
     Income Taxes
     Our effective tax rate increased from 31.5% in 2006 to 47.9% in 2007, primarily due to origination and reversal of temporary differences in Charoong Thai and the effect of the adoption of Interpretation No. 48 – “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.”
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
     As of December 31, 2007, the Company’s operating subsidiaries in China had net operating loss carry forwards of approximately $6 million which expired or will expire on various dates between 2008 and 2011. Based on their history of losses, management believes it is likely that the net operating loss carry forwards will not be fully utilized by those subsidiaries before expiration. Accordingly, the Company has not recognized the $6 million as deferred tax assets.
     A significant portion of the deferred tax assets recognized by the Company relates to net operating loss carry forwards of APEC and reserves not yet deductible for tax purposes. Because the Company operates in multiple jurisdictions, it considers the need for a valuation allowance on a country-by-country basis, taking into account the effect of local tax laws. Where a valuation allowance was not recorded, the Company believes that there was sufficient evidence to support its conclusion not to record it. Management believes, but cannot assure, that the Company will utilize the APEC loss carry-forwards in the future due to APEC’s profitability and continued generation of taxable income.
     Reserves not yet deductible for tax purposes affect temporary differences. Tax consequences of most events recognized in the financial statements for a year are included in determining income taxes currently payable. However, tax laws often differ from the recognition and measurement requirements of financial accounting standards. These differences are referred to as “temporary differences.” Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. The major temporary differences that gave rise to deferred tax assets and liabilities in 2007 were allowance for inventories, allowance for doubtful accounts and the allowance for impairment in investment.
     Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2006 and 2007 are disclosed in Note 12 of Item 18: “Financial Statements.”

          5.4 Liquidity and Capital Resources
     As of December 31, 2008 we had $37.5 million in cash and cash equivalents, primarily in money market accounts, and $7.8 million in unrestricted short-term bank deposits with a maturity period of seven days, renewing automatically upon maturity unless the depositor instructs otherwise. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our primary financing need will continue to be to fund the growth in our operations, the purchase of property, plant and equipment and future acquisitions.
     We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings. Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations. Corporate needs are funded primarily through distributions from our subsidiaries. Although we have no current intention to pay dividends, we would rely upon distributions from our subsidiaries in order to do so. As noted in our risk factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us. Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section. Distributions may also be restricted as the result of objections by minority shareholders of our subsidiaries and current cash requirements by the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs with the timing of distributions.
     We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $249 million on such terms as we and the banks mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2008, the unused portion of the credit lines was approximately $141 million, which included unused letters of credit of $94 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain vendor contracts. As of December 31, 2008, the Company had open letters of credit totaling $58 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the company’s borrowing, nor is there any restriction on the use of such borrowing.
     Net cash generated from operating activities in the fiscal year ended December 31, 2008 was $60 million, as compared to $1.9 million of net cash generated from operating activities in the fiscal year ended December 31, 2007. Our net cash from operations continues to be impacted significantly by our sales and raw material purchases, which have a direct impact on changes in our accounts receivable, inventories and accounts payable. The largest increase to net cash provided by operations in 2008 was due to a $36.2 million decrease in our accounts receivable on account of reduced sales towards the end of 2008 and management’s efforts to recover outstanding debts. Days sales outstanding (DSO) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days sales outstanding as December 31, 2008 were 70, as compared to 104 as of December 31, 2007. The improvement in DSOs as of December 31, 2008 is due to the Company’s successful collection efforts. Also contributing to the net cash provided by operations in 2008 was a $7.7 million decrease in our inventories. The decrease was a result of management’s efforts to reduce inventory levels in anticipation of lower sales as a result of weakening market conditions. Our accounts payable increased $6.5 million in 2008 due to management’s efforts to delay payments where possible to conserve cash. Accounts payable decreased by $4.4 million in

2007 due to timing considerations, as volume of operations towards the end of 2006 was higher than that towards the end of 2007.
     We reduced our liabilities to related parties by $4.3 million in 2008 as compared to the $1.6 million reduction of liabilities to related parties in 2007. These arose largely from fluctuations in related party transactions relating to purchases of power cables and raw materials and settlement thereof.
     Net cash used in investing activities was $5.1 million in 2008, as compared to approximately $4.0 million in 2007. Investing activities are comprised primarily of the purchases of property, plant and equipment, as well as changes in our restricted and unrestricted short-term deposits. Total purchases of property, plant and equipment for new facilities, primarily in Thailand and China, and ongoing equipment upgrades used $3.4 million of cash in 2008 as compared to $2.7 million in 2007. The higher amount of purchases in 2008 was largely the result of equipment upgrades in Thailand and China, which were deferred in 2007 due to high usage of machinery in 2007 which prevented full machinery upgrades.
     Included in investment activity are changes to our restricted short-term bank deposits. Restricted short-term deposits represent amounts pledged by our subsidiaries to secure various credit facilities, examples of which include performance bonds, banker’s acceptances for vendor payments, letters of credit and revolving lines of credit. In general, the balance in restricted short-term deposits changes in the normal course of business and as the result of specific liquidity requirements of the operating subsidiaries. The funds on deposit are maintained in money market accounts and have earned interest in 2008 at annual rates ranging from 1% to 1.5%. The decrease in restricted short-term deposits of $1.9 million in 2008 was in connection with the decreased use of various secured facilities by our subsidiaries, as surplus cash flows have been generated from operations during the period, as described above. Restricted short-term deposits for 2007 increased by $3.2 million, which resulted from increased use of various secured facilities by our subsidiaries due primarily to increased sales and operating activities. We also maintain unrestricted short-term bank deposits in the form of fixed bank deposits where surplus cash was deposited for the purpose of earning interest. These fixed deposits earned interest at annual rates ranging from to 1% to 1.5% with maturities of less than a year. Unrestricted short-term deposits increased $5.9 million in 2008 due to surplus cash generated from operations, as compared to a marginal decrease of $0.5 million in 2007.
     Net cash used in financing activities was $44.5 million in 2008, as compared to $4.0 million provided by financing activities in 2007. Our financing activities are primarily comprised of borrowings from and repayments on our credit facilities with our banks. In 2008 we were able to decrease our short-term debt by $44.2 million, as compared to a net increase in our short-term bank debt of $6.6 million in 2007. The decrease in 2008 was due primarily to surplus cash available in our subsidiaries from operating activities and reductions in our account receivable and inventory levels. Our long-term debt was largely repaid in February 2007.
     We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Composite Services Agreement contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. Under the Composite Services Agreement, the material terms of which are summarized in the “Material Contracts” section, there are no obligations binding on the Company in favor of PEWC, nor are there any pre-established purchase commitments for copper. As such, the Composite Service Agreement should not impact cash flows or liquidity until such time as actual purchases are made in the ordinary course of business such as for the purchase of raw materials. The Composite Service Agreement may, however, impact operations to the extent that PEWC is not able to fulfill its obligations, such as supplying copper, and copper is not otherwise readily available on comparable terms from other market sources. Cash generated by operations and borrowings, when needed, from our credit facilities have been the primary sources of funding purchases under the Composite Service Agreement, and we believe these sources will continue to provide sufficient funds for future purchases under this agreement.

     In 2003, the Company injected $1.7 million in Shanghai Yayang through its subsidiary, Pacific Thai, thereby increasing the Company’s interest in Shanghai Yayang from 62.39% to 63.49%. In 2004 and 2006, the Company, through its subsidiary, Charoong Thai, made additional capital contributions of $0.5 million and $1 million, respectively, to Shanghai Yayang. The additional investment was in view of improved sales and operating performance and the need for capacity expansion as part of the Company’s operational strategy. Each of the Company and its joint venture partner, Shandong Yanggu, have injected $0.3 million of capital into Shangdong Pacific Fiber Optics Cable Co., Ltd. (“SPFO”). To date, the Company has invested a total of $2.8 million representing a 51.0% interest in SPFO. The Company has also contributed $0.2 million to Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”).
     We believe funds generated by our operating activities, our cash on hand and amounts available to us under our credit facilities will provide adequate cash to fund our requirements through at least the next twelve months. We continue to have sufficient liquidity to meet our anticipated working capital, capital expenditures, general corporate requirements, and other short-term and long-term obligations as they come due. We may further enhance our liquidity in the future, as needs arise, by establishing additional lines of credit, with the support of one or more of our principal shareholders if necessary and available. We currently anticipate that we will retain all of our earnings to fund our operations and do not anticipate paying any cash dividends in the foreseeable future.
          5.5 Impact of the Global Economic and Financial Crisis
     As noted in our Risk Factors, commencing in early 2008, numerous cataclysmic economic and financial events, many of which are ongoing, roiled global and national financial markets and the international business community, including the sudden collapse of certain leading financial institutions, widespread default on various credit instruments, the collapse of the U.S. and other housing markets, a dramatic de-leveraging of capital investment and other business activities and a marked reduction in the availability of credit for businesses. As these events unfolded quite quickly and unexpectedly with numerous unforeseen consequences, the full impact of this crisis has not yet been determined.
     The deterioration of economic conditions resulting from the current global financial and credit crisis and economic downturn has and is likely to continue to adversely affect each of the markets in which we sell and distribute our products and provide services. In certain markets, sales have stagnated or even decreased as there has been a reduction in infrastructure development by governmental entities in certain instances and in capital expenditures and construction by private companies in anticipation of expected fall in demand in the residential and commercial buildings. Many customers have also delayed their construction projects in the current weak market environment. The reduction in the manufacture of electronic products for export or local consumption has also reduced our sales of enameled wire. With the fall in copper and commodity prices in the past, customers have sometimes been withholding orders in the expectation that prices may drop further.
     Throughout the second half of 2008, the Company experienced the impact of the economic crisis, which included lower sales and lower gross margins as compared to the first half of 2008 and the second half of 2007. The lower second half results in 2008 were primarily due to reduced order flow from customers and falling commodity prices. Revenue for the second half of 2008 was $226.9 million, representing a 17.1% decline from each of the first half of 2008 and the second half of 2007. Gross margin for the second half of 2008 was $18.0 million, representing a 9.3% and 31.0% decline from the first half of 2008 and the second half of 2007, respectively. Revenue for the year ended December 31, 2008 was $500.8 million, representing a 2.0% decline from the year ended December 31, 2007. Gross margin for the year ended December 31, 2008 was $37.9 million, representing a 14.7% decline from the year ended December 31, 2007. The gross margin amounts for the second half of 2008 and as of December 31, 2008 do not include the effect of the inventory write-down discussed below.
     The recent decreases in commodity prices, including that of copper, resulted in a write-down of the carrying cost of the Company’s inventory as of December 31, 2008. Copper prices on the London Metal Exchange (the “LME”) have fallen from an average monthly high of $8,685 per metric ton in April 2008 to only $3,072 per metric ton in December 2008, representing a decrease of 65%. Copper prices on the LME have since increased by 54.7% to $4,752 per metric ton from December 31, 2008 to May 8, 2009. The decrease in copper prices in 2008 resulted in a write-down to inventory of $25.1 million, representing approximately 5.3% of net sales for the year. This significant write-down to inventory contributed to the net loss of $13.6 million in 2008.
     The Company is unable to determine the precise impact of the current global economic crisis on its operations and cash flow since results are also affected by factors that are unrelated to the economic crisis, such as the completion of routine purchase cycles by customers and the completion, suspension or termination of large infrastructure projects. However, the Company has concluded that current economic uncertainty and falling commodity prices have affected and will likely continue to have a significant impact on the Company’s operations and cash flow. Specifically, the operating subsidiaries may encounter greater difficulty in raising new banking facilities and loans to support their working capital requirements in the current environment where banks are less willing to offer new facilities. Governments in certain countries, likely China, Thailand and Singapore, have pledged to increase infrastructure and construction spending to boost or maintain economic growth. Assuming those pledges are acted upon, those developments will likely have a favorable impact on our sales of manufactured products. The Company believes that any efforts to forecast likely 2009 performance with any degree of specificity would be fraught with uncertainty due to the suddenness and severity of the financial crisis, the fact that it continues to unfold in material and unpredictable ways and the rapidly changing nature of the measures being, and proposed to be, undertaken by the U.S. government and the governments of other countries to address the crisis. Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.
     The governments in the countries which we operate in have projected sharp decreases in economic growth for the fiscal year 2009. For example, Singapore is projecting negative growth. For purposes of planning and prudent management, the Company is presently anticipating that the extremely challenging and difficult economic conditions now facing the global economy will continue at least into the second half of 2009, and likely into 2010.
     In anticipation of potentially lower financial results in 2009, the Company is taking a number of actions in order to maintain effective operations in the markets it serves. Specifically, the Company is increasing its efforts to collect its receivables on a timely basis. It is anticipated that some customers will take a longer time to settle their outstanding debts with the Company as they face tightening credit and lower sales themselves, however the Company will actively work with all of its significant customers to reduce collection times and minimize write offs. The Company is working to reduce its inventory levels through planned lower raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company is also actively reviewing its operations to determine where operating costs can be reduced. In several of the Company’s subsidiaries, headcount has been frozen or even reduced and contract staff have been laid off as deemed necessary. The Company has hedged copper through copper futures contracts in several instances in order to reduce the effect of the current volatility in copper prices on its operations. The Company is also negotiating with banks and financial institutions for additional loans and facilities where necessary.
     We believe that the successful implementation of these actions will have a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity during this period of anticipated lower results. Currently, in light of falling commodity prices, our cash requirements for purchases have been reduced, thereby improving our short term cash flow. The Company will preserve as much of this short term benefit as possible, as we anticipate this situation will reverse and cash flow will be reduced as a result of lower sales and lower profit margins in the medium term. While none of the Company’s material lines of credit have been terminated, the Company’s subsidiaries may encounter greater difficulty in raising new banking facilities and loans to support their working capital in the current environment where banks are less willing to offer new facilities. As of December 31, 2008, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $141.0 million. We believe that available and unused amount of credit is sufficient to support our current working capital needs.

     The macroeconomic events and those specific to the Company may have a material adverse impact on the Company’s business operations until such time as the global financial crisis has abated and financial and economic conditions have improved. The Company notes, however, that the foregoing is subject to a number of unknown variables, including the impact of actions taken or that may be taken in the future by governmental entities to address the capital needs of banks and other financial institutions and to increase the flow of credit to businesses.
          5.6 Research and Development
     The Company does not currently engage in its own research and development. Under the Composite Services Agreement with PEWC described herein, the Company benefits from research and development conducted by PEWC at little or no cost to the Company. Accordingly, the Company has not made material expenditures on or commitments to research and development since formation.
          5.7 Trend Information
     We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:
•	The deterioration of economic conditions resulting from the current global financial and credit crisis and economic downturn. The global financial and economic crisis has and is likely to continue to affect adversely each of the markets in which we sell and distribute our products and provide services. There is a reasonable likelihood that sales will stagnate or decrease if there is a reduction in infrastructure development by governmental entities and in capital expenditures by private companies. Please see the risk factor entitled “Current Economic Risks.”

•	Uncertainty arising from the volatility in the cost of copper, our principal raw material. Recent decreases in commodity prices, including that of copper, have caused the Company to write-down the carrying cost of its inventory in 2008. Although copper prices have generally increased in the first few months of 2009, there is no assurance that we will not see volatility in the near future due to the current uncertain economic climate.

•	Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private commitments to communications, power and industrial projects and programs that utilize our products.

•	Political instability or uncertainty resulting in fewer or suspended government contracts, such as in Thailand.
     See “Quantitative and Qualitative Disclosures About Market Risk.”
          5.8 Off-Balance Sheet Arrangements
     We do not consider the Company to have any material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
          5.9 Contractual Obligations
     The following table sets forth our obligations and commitments to make future payments under contracts and other commitments:

	Payments due by period
Contractual obligations as of		Less			More
December 31, 2008		than one			than 5
(In thousands of US$)	Total	year	1-3 years	3-5 years	years
Capital lease obligations (principal amount only)	386	196	161	29	—
Future finance charges on capital lease obligation	36	23	13	—	—
Operating leases	4,358	608	1,012	289	2,449
Purchase obligations for copper cathodes	4,657	4,657	—	—	—

Total contractual cash obligations	9,437	5,484	1,186	318	2,449

     For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto incorporated by reference herein.
Item 6: Directors, Senior Management and Employees
          6.1 Directors and Senior Management
     At present, there is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. Until September 7, 2007, the Bye-laws provided for a classified Board consisting of Class A Directors and Class B Directors, with the Board to have up to three Class A Directors and up to seven Class B Directors. Upon the sale by Sino-JP of its 20% interest in the Company to SOF on June 28, 2007, the three Class A Directors designated by Sino-JP resigned from the Board, and the remaining Board members filled those vacancies by appointing Messrs. Jack Sun, David Sun and Andy Cheng. At an annual meeting of shareholders (“AGM”) held on September 7, 2007, the shareholders passed a resolution amending the Bye-laws to eliminate the classified Board. In addition, the Bye-laws were amended to provide that a quorum consists of a majority of the directors then in office. As of December 31, 2008, there were a total of ten directors on the Board, including two independent directors, Mr. Anson Chan and Dr. Yichin Lee, appointed by the Board to fill casual vacancies. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present.
     The following table sets forth certain information concerning the directors and certain other officers of the Company as of December 31, 2008. All directors are subject to annual election by the shareholders of the Company.

Name	Date of Birth	Position
Appleby Management (Bermuda) Ltd.	N/A	Resident Representative in Bermuda and Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director
Fang Hsiung Cheng	May 31, 1942	Director
Alex Erskine	September 7, 1963	Resident Secretary in Bermuda
Daphne Hsu	August 12, 1962	Financial Controller
Gai Poo Lee	February 28, 1957	Director
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Samuel See	November 20, 1965	Interim Chief Financial Officer
Ching Rong Shue	March 4, 1950	Director
David Sun	December 22, 1953	Director
Jack Sun	August 27, 1949	Director
Yuan Chun Tang	November 26, 1960	Director, Chairman of the Board and Chief Executive Officer
Ling Y. Wu	October 18, 1953	Non-Resident Secretary
     Certain officers and directors of the Company are also officers and directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of the Board of Directors and senior management is as follows:
     Mr. Anson Chan has been an independent member of the Company’s Board of Directors since 2007 and serves on the Audit Committee as its Chairman. Mr. Chan is also a Managing Director of the Bonds Group of Companies and a Senior Advisor to Elliott Associates.
     Mr. Andy C.C. Cheng was a member of the Company’s Board of Directors from 2004 to 2005 and was re-elected in 2007. From 1998 to 2003, Mr. Cheng served as Vice President in charge of procurement at PEWC. Mr. Cheng has been an Executive Vice President at PEWC since 2004 and Chairman of each of the investment divisions of PEWC, Tai Ho Investment Co., Ltd. and You Chi Investment Co., Ltd. since June 2008. Mr. Andy C.C. Cheng is not related to Mr. Fang Hsiung Cheng.
     Mr. Fang Hsiung Cheng has been a member of the Company’s Board of Directors since 2006. He also serves as Assistant Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng.
     Mr. Alex Erskine was appointed as resident Secretary in Bermuda in October of 2008. Mr. Erskine is a partner in the Bermuda law firm of Appleby, where he is the local team leader of the funds and investment services practice group, which group he joined in 1999. From March 2007 until October 2008, Mr. Erskine was the managing partner of the British Virgin Islands office of Appleby. Prior to joining Appleby, Mr. Erskine was Deputy Legal and Compliance Director of the Asset Management Division of UBS AG.
     Ms. Daphne Hsu has been Financial Controller of the Company since March of 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.
     Mr. Gai Poo Lee has been a member of the Company’s Board of Directors since 2006. He also served as a Vice President of PEWC until April 2008. Mr. Gai Poo Lee is not related to Mr. Michael C. Lee or Dr. Yichin Lee.

     Mr. Michael C. Lee has been a member of the Company’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Michael C. Lee is not related to Mr. Gai Poo Lee or Dr. Yichin Lee.
     Dr. Yichin Lee has been an independent member of the Company’s Board of Directors since 2007 and serves on the Audit Committee. Dr. Lee is also the Managing Director of Giant Management Consulting LLC and an independent director of Giga Media Limited. Dr. Yichin Lee holds a doctorate degree in resource planning and management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee or Mr. Gai Poo Lee.
     Mr. Samuel See was Chief Financial Controller of the Company from February 1997 to December 2004, and has been interim Chief Financial Officer of the Company since September 2007. Mr. See currently also acts as Chief Financial Officer for Sigma Cable Company Private Limited, Bleau Investments Pte Limited, PEWC Holdings Private Limited and PEWC Singapore Private Limited.
     Mr. Ching Rong Shue has been a member of the Company’s Board of Directors since 2006. He also serves as Vice President of PEWC.
     Mr. David Sun has been a member of the Company’s Board of Directors since 2007. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Cable Public Company Limited. Mr. David Sun is the younger brother of Mr. Jack Sun.
     Mr. Jack Sun has been a member of the Company’s Board of Directors since 2007. Mr. Sun is also Vice Chairman of PEWC. Mr. Sun served as Chairman of Taiwan Aerospace Corp. from 1994 to 2006, Chairman of Taiwan Mobile Co., Ltd. from 1997 to 2003, Chairman of Taiwan Fixed Network Co., Ltd. from 2000 to 2003 and Director of Taiwan High Speed Rail Corp. from 1998 to 2007. Mr. Jack Sun is the older brother of Mr. David Sun.
     Mr. Yuan Chun Tang has been a member of the Company’s Board of Directors since 2004 and Chairman and Chief Executive Officer since 2005. He also serves as Chairman of PEWC. Mr. Yuan also currently serves as Director of Pacific Construction Corp. Ltd. (since 2002), Director of UB Office Systems (since 2005) and Director of Taiwan Cogeneration Corp. (since 2005). Mr. Yuan previously served as director of Pacific Resources Technology Ltd. from 1994 to 2003, and Chairman of Thomson Pacific Consumer Electronics Co., Ltd. from 1994 to 2001.
     Mr. Ling Y. Wu was appointed as Non-Resident Company Secretary effective January 1, 2005, at which point he was General Counsel of PEWC. In addition to his position at the Company, Mr. Wu currently acts as Special Counsel to PEWC and to certain other corporate and banking institutions, which are not affiliates of PEWC or the Company.
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
     As the Company is not listed on any national exchanges, the Company is not required to have a Board of Directors that is composed of a majority of independent directors. In the event that the Company seeks to list its Common Shares on a national exchange, the Company may choose to rely upon the “controlled company exception” that is available to issuers on a number of national exchanges. In effect, the “controlled company exception” provides that an issuer listing on a national exchange that recognizes the exception is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer.
     No service contract exists between any director and the Company or any of its subsidiaries providing for benefits upon termination of employment.
     The Company has no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.
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
     On September 28, 2007, the Company filled two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the Audit Committee of the Board. The Audit Committee is currently composed of Mr. Chan and Dr. Lee, with Mr. Chan serving as the committee’s chairman.
     As the Common Shares are traded on the OTC BB, the Company is not required to have an audit committee that meets the requirements of Regulation 10A-3 of the Exchange Act. In the absence of an audit committee, the full Board of Directors may fulfill the functions of an audit committee pursuant to Section 3(a)(58) of the Exchange Act. Until the appointment of Mr. Chan and Dr. Lee to the Audit Committee on September 28, 2007, the full Board of Directors fulfilled the functions of an audit committee.
          6.3 Compensation Committee
     On June 13, 2008, the Board authorized the formation of a Compensation Committee to assist the Company in determining the compensation to be paid to the executive directors of the Company. According to the terms of reference under which it operates, the Compensation Committee is authorized to: (i) review and recommend to the Board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of the Company and its principal operating subsidiaries; (ii) review new executive compensation programs, review on a periodic basis the operation of the Company’s executive compensation programs to determine whether they are properly coordinated, establish and periodically review policies for the administration of executive compensation programs, and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.
     The Compensation Committee is comprised of one independent director, Mr. Anson Chan, and three additional directors, Mr. Yuan Chun Tang (acting as committee chairman), Mr. David T. Sun, and Mr. Michael C. Lee. The Board previously formed a compensation committee in 2003, the last member of which resigned on June 29, 2006. The Board never appointed new directors to such committee.
     At a meeting of the Board on July 30, 2008, the Board appointed Mr. Andy Cheng to serve as an additional member on the Compensation Committee.

          6.4 Compensation
     The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2008 was approximately $1.4 million. As of December 31, 2008, our directors and executive officers beneficially owned approximately 50,000 Common Shares representing approximately 0.4% of the outstanding Common Shares. The Company is not required to disclose the annual compensation of its executive officers and directors on an individual basis either under Bermuda law or the laws of Taiwan.
     The fee payable to independent directors is $20,000 per year and the fee payable to directors who are executive officers of the Company or PEWC is $10,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance of meetings of the Board of Directors.
     Presently, there is no group bonus, profit-sharing or stock option plan. However, some of the Company’s subsidiaries have bonus or profit-sharing plans based on individual performance and the profitability of the particular subsidiary for the fiscal year, which plans are generally in accordance with the industry practice and market conditions in the respective countries.
     The Company has several defined contribution plans covering its employees in Australia, the PRC and Singapore. Contributions to the plan are made on an annual basis and totaled $872,000 in 2008. Additionally, in accordance with Thailand labor law, Charoong Thai must pay a retiring employee from one to ten times such employee’s salary rate during his or her final month, depending on the length of service. During 2008, the Company’s total expenses under this labor law were $191,000. The plan is not funded and the amount is recognized in Other Current Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $1,773,000 as at December 31, 2008.
          6.5 Employees
     The Company employed a total of 1,705 employees as of December 31, 2008, of which about 25% were administrative and management personnel. Approximately 57% of employees were located in Thailand, 30% in China, 9% in Singapore and 4% in Australia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.
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
     Approximately 60% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. Approximately 100% and 97% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 18% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of the other operating subsidiaries of the Company are members of a union.
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

Item 7: Major Shareholders and Related Party Transactions
          7.1 Major Shareholders
     From September 15, 2005 until June 28, 2007, Sino-JP Fund Ltd, a company incorporated under the laws of the Cayman Islands, held 2,766,154 Common Shares, representing 20% of the issued and outstanding Common Shares of the Company. On June 28, 2007, Sino-JP sold all of its Common Shares to SOF Investments, L.P., a Delaware limited partnership (“SOF”). At that time, all of the directors and officers of the Company designated by Sino-JP tendered their resignations and Sino-JP ceased to have any interest in the Company. In connection with that purchase, the Company, SOF and PEWC entered into a shareholders agreement dated June 28, 2007. See Item 7.2: “Related Party Transactions.”
     From September 15, 2005 until March 27, 2009, PEWC held 7,664,615 Common Shares, representing 55.4% of the issued and outstanding Common Shares of the Company. On March 27, 2009, SOF sold 1,410,739, or 51%, of its Common Shares to PEWC. Following that sale, PEWC and SOF held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively. In connection with that sale, the Company, SOF and PEWC entered into an amended and restated shareholders agreement dated March 27, 2009. See Item 7.2: “Related Party Transactions.”
     The following table sets forth certain information regarding beneficial ownership of the Company’s capital stock as of June 24, 2009 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

	Number of
Identity of Person or Group	Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd. (1)	9,075,354	65.600%
SOF Investments, L.P. (2)	1,355,415	9.800%
Directors and Officers of the Company	50,000	0.362%

(1)	PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly-owned subsidiary, Moon View Ventures Limited, a British Virgin Islands company, which beneficially owns 6,707,948 Common Shares, and as a result of PEWC’s control of its indirect wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 656,667 Common Shares.

(2)	MSD Capital, L.P. (“MSD Capital”) is the general partner of SOF and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by SOF. MSD Capital Management LLC is the general partner of MSD Capital and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital Management. Each of Messrs. Fuhrman, Phelan and Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities.
     The Company has 6,166,154 Common Shares that are registered securities, of which 3,400,000 Common Shares are publicly-traded on the OTC BB, which represents 24.6% of the issued and outstanding Common Shares. The remaining registered securities, 2,766,154 Common Shares, are held by PEWC and SOF, and are subject to trading restrictions under Rule 144 promulgated under the Securities Act. Other than the approximately 50,000 Common Shares held by directors or officers who are not resident in the United States and the 1,410,739 registered securities held indirectly by PEWC, the Company believes that substantially all of its registered securities are held by U.S residents. The Company has no means to definitively confirm that belief, however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders. Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (NOBOs), the Company believes there are between 400 and 600 beneficial holders that are resident in the United States, although that range constitutes only the Company’s best estimate of the number of U.S. beneficial holders.
          7.2 Related Party Transactions
     On September 2004, certain accounts payable to PEWC in the amount of $9.7 million from Sigma Cable Company (Private) Limited (“Sigma Cable”), a subsidiary in Singapore, were converted into a loan from PEWC. As of December 31, 2006, December 31, 2007 and December 31, 2008, the loan amounted to approximately $10.5 million, $10.9 million and $7.9 million, respectively. The loan is secured by a charge on the capital stock of Sigma Cable’s subsidiary, Australia Pacific Electric Cables Pty Ltd (“APEC”). The loan was initially scheduled to be repaid in September 2008, but the parties agreed to extend repayment until September 2009.
     As of each of December 31, 2006, December 31, 2007 and December 31, 2008, the Company, including its subsidiaries, had a principal balance outstanding of $1.7 million borrowed from subsidiaries of PEWC, including (“Moon View”) Venture Limited. This short-term indebtedness is payable on a demand basis and does not accrue interest. The principal amount of the Company’s short-term, related party indebtedness has not increased during the three-year period ended December 31, 2008.
     As of December 31, 2006 and December 31, 2007, the only long-term loan was from PEWC, in the amount of $0.9 million, and $0.2 million, respectively. The loan was unsecured and interest-free. Only partial repayment of the loan was timely made, with the balance repaid in December 2008. As the loan was not timely repaid in full, the debt was past due for a period of time and accrued interest at the rate of 7.5% per annum until repayment.
     The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment.
     On June 28, 2007, SOF and Sino-JP entered into a stock purchase agreement, pursuant to which Sino-JP conveyed all of its right, title and interest in the 2,766,154 Common Shares held by it to SOF for a purchase price of $4.35 per share, of which $0.10 per share was paid as a placement agent fee to Tejas Securities. MSD Capital, L.P., a Delaware limited partnership, acted as a guarantor for SOF. The Company was not a party to that stock purchase agreement.
     The Company was a party to a shareholders agreement dated June 28, 2007, together with PEWC and SOF (the “Shareholders Agreement”), pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company agreed to indemnify SOF, and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”) as such terms are interpreted and defined under IRS rules or regulations. In addition, under the Shareholders Agreement, the Company granted to SOF certain registration rights with respect to its Common Shares, including the undertaking by the Company to prepare and file a shelf registration statement, and the further right of SOF to exercise two demand registration rights with regard to the Common Shares owned by it and to further exercise certain piggyback registration rights in connection with its Common Shares. Moreover, the Company agreed to use its reasonable best efforts to cause the Common Shares to be listed on a national “Securities Market,” which means any of the Nasdaq Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC (now known as NYSE Amex Equities) or the New York Stock Exchange LLC, not later than January 31, 2009, subject to notice and a sixty (60) day cure period. All of the costs and expenses of the Company in connection with the fulfillment of its obligations under the Shareholders Agreement were to be paid by the Company, other than underwriting fees, discounts and commissions attributable to the sale of Common Shares held by SOF.
     On February 2, 2009, SOF delivered notice of its exercise of the put right under the Shareholders Agreement to PEWC due to fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009. On March 27, 2009, SOF sold 51% of the Common Shares held by it to PEWC. In connection with the sale, the Company, PEWC and SOF amended and restated the Shareholders Agreement (the “Amended and Restated Shareholders Agreement”), which among other things, grants to the Company an extension for listing its Common Shares on a national exchange until February 2011 and maintains for SOF the right to sell its remaining Common Shares to PEWC in the event the Company is not able to list its Common Shares on a national exchange by February 2011. The Amended and Restated Shareholders Agreement contains the same registration and indemnification obligations set forth in the Shareholders Agreement.
     Other than the Amended and Restated Shareholders Agreement, the Company is not a party to any agreements, and has not engaged in any other transactions, with SOF, or to the Company’s knowledge, its owners. For a more detailed description of the Company’s obligations under the Amended and Restated Shareholders Agreement, see the risk factor entitled “Obligations under Shareholders Agreement.”
     Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Shenzhen and Thailand. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was $152,000, $98,000, and $189,000 as of December 31, 2006, December 31, 2007 and December 31, 2008, respectively.
     Additional details regarding related party balances as of December 31, 2008 and related party transactions, including copper purchases from PEWC, are disclosed in Note 17 of our audited consolidated financial statements.
Item 8: Financial Information
          8.1 Legal Proceedings
     There are currently no material proceedings in which any director, senior manager, or affiliate is adverse to the Company or has an adverse material interest.
            8.1.1 Sino-JP/PEWC/APWC Litigation (Settled)
     Following the acquisition of Common Shares by Sino-JP, a number of disputes arose between Sino-JP and PEWC regarding the governance of the Company and other matters. Specifically, the Board was unable to reach a consensus on the proper treatment of certain doubtful accounts receivable. In addition, the then current Chief Financial Officer of the Company questioned the then current auditors of the Company regarding the thoroughness of their review of these accounts receivable during the course of their 2004 audit of the Company’s financial statements, which led to the cessation of the 2004 audit by the auditors at that time. The initial narrow dispute between Board members designated by Sino-JP and other Board members regarding the accounting treatment for doubtful accounts receivable grew in scope, such that it became very difficult to achieve a consensus on a number of strategic and operational matters, due to the effective veto right held by the Sino-JP Board designees. Litigation was commenced in Bermuda, in which the Company was named a party, and in Hong Kong, in which the Company was not named a party. On June 28, 2007, the Company entered into a comprehensive settlement and release agreement with Sino-JP (the “Settlement Agreement”), which dismissed and released all claims between the parties and which put an end to all related litigation. PEWC also entered into a settlement and release agreement with Sino-JP that terminated all disputes and litigation between those parties. On the same date, SOF Investments, L.P., a Delaware limited partnership, acquired all of the Common Shares then held by Sino-JP and entered into a shareholders agreement with the Company and PEWC. Upon the closing of that acquisition, all of the directors and officers designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Bermuda Companies Act.
            8.1.2 Sigma Cable/Highness Electrical Litigation (decided; merits of appeal being determined)
     The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (“Sigma Cable”). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region.
     In June 2005, Highness Electrical Engineering Pte Ltd (“Highness Electrical”) commenced an action in the High Court of Singapore (the “High Court”) against Sigma Cable claiming damages arising from an alleged breach of a contract. The parties entered into a contract on December 17, 2003 for the supply by Sigma Cable to Highness Electrical of various types of electrical cables from December 2003 to December 31, 2005. By early February 2005, Sigma had not delivered goods that had been on order for several months. As a result, on February 3, 2005, Highness Electrical claimed Sigma Cable repudiated the contract. On March 30, 2005, Sigma Cable agreed to supply electrical cables at the prices originally agreed to. However, in June 2005, Highness Electrical instituted an action to recover damages for the loss it claimed that it had suffered as a result of having to pay higher prices for the electrical cable. In June 2006, the High Court ruled that Sigma Cable had repudiated the contract and ordered that the assessment of damages be done by the Registrar.
     Sigma Cable appealed the High Court’s verdict, but the determination that Sigma Cable was liable for damages has been upheld on appeal. In February 2008, the Supreme Court assessed damages of approximately $886,000. This amount was paid to Highness Electrical in 2008. Sigma Cable is currently considering the merits of appealing this determination of damages.
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
            8.3 Significant Changes
     There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2008 that have not been described herein.

Item 9: The Offer and Listing
          9.1 Historical Trading Information
     From March 26, 1997 through December 31, 2001, the Company’s Common Shares were listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “AWC.” Prior to such listing, there was no public market for the Company’s equity securities.
     The Company’s Common Shares were subsequently delisted from the NYSE in the first quarter of 2002 and were traded on the Over-the-Counter Bulletin Board (the “OTC BB”), which is an electronic quotation service for trading of shares of over-the-counter securities among market makers who are members of FINRA (the Financial Industry Regulatory Authority). The Company was not in a position to make the filing of its 2004 annual report on a timely basis. After the expiration of an automatic grace period, on August 29, 2005 the OTC BB delisted the Company for failure to remain current in the filing of its periodic reports. The Company relisted on the OTC BB in April 2008 under the symbol “AWRCF.” Until that relisting on the OTC BB, the Common Shares were traded on the Pink Sheets. See the risk factor entitled “Potential Illiquidity of Common Shares.” The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States. The Company intends to apply for a listing on either the Nasdaq or NYSE Amex Equities (formerly known as the American Stock Exchange), as and when the Company meets the listing criteria for one of those exchanges.
     The high and low sales price for Common Shares on the OTC BB (from 2004 until August 2005), on the Pink Sheets (from August 2005 until April 2008), and again on the OTC BB (since April 2008) for each period specified are as follows:

	Price per Share
	($)
	High	Low
Five most recent full financial years:
2004	4.50	2.10
2005	4.75	1.20
2006	3.05	0.80
2007	7.19	2.50
2008	6.45	0.80

Two most recent full financial years:
2007
First Quarter	4.20	2.50
Second Quarter	5.00	3.03
Third Quarter	7.19	4.95
Fourth Quarter	5.95	4.50
2008
First Quarter	6.10	4.55
Second Quarter	6.45	5.50
Third Quarter	5.50	2.65
Fourth Quarter	5.10	0.80
2009
First Quarter	1.50	0.50

Most recent six months:
2008
December	1.65	0.76
2009
January	1.15	0.90

	Price per Share
	($)
	High	Low
February	1.19	0.56
March	1.50	0.50
April	1.50	0.90
May	0.95	0.90
          9.2 Nature of the Trading Market
     As of the date of the filing of this Annual Report, our Common Shares are quoted and traded on the OTC BB under the symbol “AWRCF.”
Item 10: Additional Information
          10.1 Share Capital
     On September 8, 2008, our shareholders approved an increase to our authorized share capital from 20,000,000 Common Shares, par value $0.01 per share, to 50,000,000 Common Shares, par value $0.01 per share. As of December 31, 2008 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding. No capital of the Company is under option or agreed conditionally or unconditionally to be put under option. The stock option plan established by the Company in 1996 prior to its initial public offering was terminated by the Board of Directors in 2006. No options were ever exercised and no Common Shares were ever issued under that terminated stock option plan.
          10.2 Memorandum of Association and Bye-laws
               10.2.1 General
     For a detailed description of the Company’s principal activities, see Section 4.1: “History and Development of the Business.” On September 7, 2007, the Company’s Bye-Laws were amended to delete provisions providing for a classified Board of Directors and to provide that the Board shall consist of up to ten (10) directors of a single class, each with one vote on all matters put to the Board, and that a quorum shall consist of a majority of the members of the Board of Directors then in office. The Company’s Bye-laws, as so amended, were filed with the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2004. The Company’s Bye-Laws were further amended on September 8, 2008 to increase the authorized share capital. The Company’s Bye-laws, as so further amended, were filed on February 18, 2009 as Exhibit 3.2 to Amendment No. 4 to the Company’s registration statement on Form F-1 filed on February 18, 2009.
          10.2.2 Description of Shareholder Rights Attaching to Our Common Shares
     The Company was incorporated in Bermuda on September 19, 1996 under the Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and Bye-laws.
     The following discussion of our Common Shares and the laws governing the rights of our shareholders is based upon the advice of Appleby, our Bermuda counsel.
     Our authorized share capital as of December 31, 2008 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2008 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding.
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
     The following is a summary of provisions of Bermuda law and our organizational documents, including our memorandum of association and Bye-laws. We refer you to our memorandum of association and Bye-laws, copies of which have been filed with the SEC. You are urged to read these documents in their entirety for a complete understanding of the terms thereof.
            10.2.3 Share Capital
     Our authorized capital consists of one class of Common Shares. Under our Bye-laws, our Board of Directors has the power to issue any authorized and unissued shares on such terms and conditions as it may determine. Any shares or class of shares may be issued with such preferred, deferred, qualified or other special rights or any restrictions with regard to such matters, whether in regard to dividend, voting, return of capital or otherwise, as we may from time to time by resolution of the shareholders prescribe, or in the absence of such shareholder direction, as the Board of Directors may determine. This provision in the Bye-laws could be used to prevent a takeover attempt, or to make a takeover attempt prohibitively expensive, and thereby preclude shareholders from realizing a potential premium over the market value of their shares.
            10.2.4 Voting Rights
     Generally, under Bermuda law and our Bye-laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy, with no provision for cumulative voting. Matters will be decided by way of votes cast by way of show of hands unless a poll is demanded.
     If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each Common Share entitled to vote on such question. A poll may only be demanded under the Bye-laws by:
•	the chairman of the meeting;

•	at least three shareholders present in person or by proxy;

•	any shareholder or shareholders present in person or by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having voting rights; or

•	a shareholder or shareholders present in person or represented by proxy holding Common Shares conferring the right to vote on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Common Shares.
     Unless the Board of Directors otherwise determines, no shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares held by such shareholder have been paid.
            10.2.5 Dividend Rights
     Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.
     Under our Bye-laws, the Board may from time to time declare dividends out of contributed surplus to be paid to the shareholders according to their rights and interests. With the sanction of a shareholders resolution, the Board of Directors may determine that any dividend may be paid in cash or by distribution of specific assets, including paid-up shares or debentures of any other company. The Board of Directors may also pay any fixed cash dividend which is payable on any of our Common Shares half-yearly or on other dates, whenever our position, in the opinion of the Board of Directors, justifies such payment.
     Dividends, if any, on our Common Shares will be at the discretion of our Board of Directors, and will depend on our future operations and earnings, capital requirements, surplus and general financial condition as our Board of Directors may deem relevant.
            10.2.6 Purchases by the Company of its own Common Shares
     Under Bermuda law and as authorized by the Company’s memorandum of association, we may purchase our own Common Shares out of the capital paid up on the Common Shares in question or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Common Shares made for the purposes of the purchase. We may not purchase our shares if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.
     However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of the Company that would otherwise be available for dividend or distribution or out of the Company’s share premium account. Any Common Shares purchased by the Company are treated as cancelled and the amount of the Company’s issued capital is diminished by the nominal value of the shares accordingly but shall not be taken as reducing the amount of the Company’s authorized share capital.
            10.2.7 Preemptive Rights
     Our Bye-laws generally do not provide the holders of our Common Shares preemptive rights in relation to any issues of Common Shares by us or any transfer of our shares.
     However, the Company has in the Amended and Restated Shareholders Agreement granted to SOF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that SOF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company. See the risk factor entitled “Obligations under Shareholders Agreement.”

            10.2.8 Variation of Rights
     We may issue more than one class of shares and more than one series of shares in each class. The rights attached to any class of shares may be altered or abrogated either:
•	with the consent in writing of the holders of more than fifty percent of the issued shares of that class; or

•	pursuant to a resolution of the holders of such shares.
     The Bye-laws provide that the necessary quorum shall be two or more persons present in person or by proxy holding shares of the relevant class. The Bye-laws specify that the creation or issuance of shares ranking pari passu with existing shares will not, subject to any statement to the contrary in the terms of issuance of those shares or rights attached to those shares, vary the special rights attached to existing shares.
            10.2.9 Transfer of Common Shares
     Subject to the “Transfer Restrictions” section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the Board of Directors may approve. The form of transfer is required to be signed by or on behalf of the transferor and also the transferee where any share is not fully paid. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the Register of Members.
            10.2.10 Transfer Restrictions
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
     Our Common Shares are no longer listed on an “appointed stock exchange” and, therefore, do not qualify for a “blanket” authorization for free transferability from the Bermuda Monetary Authority for all transfers of our Common Shares between persons who are not resident in Bermuda for exchange control purposes. The Bermuda Monetary Authority has informed us that it has no objection to the continued free transferability of our Common Shares on the same basis as when the Company was listed on the NYSE, except that the Bermuda Monetary Authority has requested it be informed of any shareholders holding five percent or more of the Common Shares in issue or any proposals to transfer five percent or more of the issued and outstanding Common Shares.
     The Company, together with PEWC and SOF Investments, L.P., entered into a shareholders agreement dated as of June 28, 2007 (the “Shareholders Agreement”) which provides, among other things, for certain transfer restrictions, notice requirements and tag-along rights in the event PEWC wishes to transfer any of its Common Shares in certain types of transactions. The Shareholders Agreement was amended and restated on March 27, 2009 (the “Amended and Restated Shareholders Agreement”) in connection with the sale by SOF to PEWC of 51% of the Common Shares held by SOF. The Amended and Restated Shareholders Agreement is

binding only upon the three parties to that agreement. Under the Amended and Restated Shareholders Agreement, the Company has been granted an extension until February 2011 to achieve a listing of the Common Shares on a national Securities Market and SOF has maintained its right to sell its remaining Common Shares to PEWC in the event the Company is not able to achieve that national listing. See Section 4.3: “Certain Recent Events.”
            10.2.11 Transmission of Shares
     In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, and the estate representative, where the deceased shareholder was sole holder, shall be the only persons recognized by us as having any title to the shares of the deceased. “Estate representative” means the person to whom probate or letters of administration has or have been granted in Bermuda, or failing any such person, such other person as the Board of Directors may in its absolute discretion determine to be the person recognized by us for this purpose.
            10.2.12 Disclosure of Interests
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
            10.2.13 Rights in Liquidation
     Under Bermuda law, in the event of liquidation, dissolution or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation, dissolution or winding-up are distributed among the holders of shares in accordance with a company’s bye-laws.
     Under our Bye-laws, if we are wound up, the liquidator may, pursuant to a resolution of the shareholders and any approval required by the Companies Act, divide among the shareholders in cash or other assets the whole or part of our assets, whether such assets shall consist of property of the same kind or not and may for such purposes set such values as such liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders.
            10.2.14 Meetings of Shareholders
     Under Bermuda law, a company is required to convene at least one general meeting per calendar year. The directors of a company, notwithstanding anything in such company’s bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, duly convene a special general meeting.
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
     Under our Bye-laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at, such registered address. Any notice sent by post shall be deemed to have been served seven (7) days after dispatch. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex or telecopier or other mode of representing or reducing words in a legible and non-transitory form and such notice shall be deemed to have been served twenty-four (24) hours after its dispatch.
            10.2.15 Access to Books and Records and Dissemination of Information
     Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include the memorandum of association and any amendment to the memorandum of association.
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
     The register of shareholders of a company is required to be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge to members of the general public. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent, Computershare Limited, which is based in Jersey City, New Jersey.
     Under Bermuda law, a company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours in each day by members of the public without charge. Under our Bye-laws, the register of directors and officers is available for inspection by the public between 10:00 a.m. and 12:00 noon every working day.
     Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records.
            10.2.16 Election or Removal of Directors
     The Bye-laws provide that the number of directors will be such number, not less than two, as our shareholders by resolution may from time to time determine. A director will serve until his successor is appointed or his prior removal in the manner provided by the Companies Act or the Bye-laws. There is no requirement under Bermuda law, the Company’s memorandum of association or its Bye-laws that a majority of the Company’s directors be independent.
     At the annual general meeting held on September 7, 2007, the Company amended its Bye-laws to delete the provisions establishing a classified Board. The amendment to the Bye-laws established that the Board of Directors shall consist of ten (10) directors, with each director having one vote on all matters submitted to the Board. At that meeting, eight members of the Board of Directors were elected, with two seats then reserved as casual vacancies. At the annual general meeting held on September 8, 2008, the ten directors were reelected.

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
            10.2.17 Amendment of Memorandum of Association and Bye-Laws
     Bermuda law provides that the memorandum of association of a company may be amended by resolution passed at a general meeting of which due notice has been given. An amendment to a memorandum of association does not require the consent of the Minister of Finance save for specific circumstances, for example, the adopting of any authority to carry on restricted business activities.
     Under Bermuda law, the holders of:
•	an aggregate of not less than twenty percent in par value of a company’s issued share capital or any class thereof; or

•	not less in the aggregate than twenty percent of the company’s debentures entitled to object to alterations to the Company’s memorandum of association,
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

            10.2.18 Merger or Consolidation (Amalgamation)
     The Companies Act provides that, subject to the terms of a company’s bye-laws, the merger or consolidation of a Bermuda company with another company (referred to as an “amalgamation” under Bermuda law) requires a merger or consolidation agreement which must be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing by proxy more than one-third of the issued shares of the company. These provisions do not apply where a holding company is merging with one or more of its wholly-owned subsidiaries or where two or more wholly-owned companies of the same holding company are merging.
     Under Bermuda law, in the event of a merger or consolidation of a Bermuda company, a shareholder who did not vote in favor of the transaction and who is not satisfied that fair value has been offered for the shares, may apply to a Bermuda court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.
            10.2.19 Class Actions and Derivative Actions
     Class actions, as they are commonly understood in the United States, are not available to shareholders under Bermuda law. Derivative actions are generally only available to shareholders under Bermuda law in very limited circumstances. A shareholder may commence an action in the name of a company to remedy a wrong done to the company where the wrongdoers are in control of the company and the act complained of is of a fraudulent character, oppressive, beyond the corporate power of the company, illegal or would have required the approval of a greater percentage of the company’s shareholders than those that actually approved it. A shareholder may not commence such an action where the wrong complained of is capable of ratification by the company in a general meeting by ordinary resolution.
     When one or more shareholders believes the affairs of a company are being conducted in a manner which is prejudicial to the interest of some of the shareholders, a Bermuda court, upon petition, may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company, and in the case of a purchase of the shares by the company, for the reduction accordingly of the company’s capital or otherwise.
            10.2.20 Registrar or Transfer Agent
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
            10.2.21 Personal Liability of Directors and Indemnity
     The Companies Act requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision, whether in the bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor, exempting such officer or person from liability, or indemnifying him against any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.
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
            10.2.22 Exchange Controls
     We have been designated by the Bermuda Monetary Authority as a non-resident under the Exchange Control Act of 1972 (the “Exchange Control Act”). This designation allows us to engage in transactions in currencies other than the Bermuda dollar.
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
     As an “exempted company,” we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company we may not participate in certain designated business transactions, which we do not consider relevant to our present or planned business activities.
            10.3 Material Contracts
     Composite Services Agreement
     The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. Pursuant to the Composite Services Agreement:
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
     Indemnification Agreement
     The Company and PEWC are parties to an indemnification agreement dated November 6, 1996 (the “Indemnification Agreement”), pursuant to which PEWC agreed to indemnify the Company (including the Company’s directors, officers, employees and agents) against any cost, expense, loss, liability or damage arising out of any claim asserted or threatened to be asserted by any third party as a result of certain actions taken or failed to be taken by PEWC or its subsidiaries (other than the Company) prior to March 1997 with respect to Sigma Cable, Sino-Sin Trading Co. Ltd., APEC, Siam Pacific, Siam Pacific Holding Company, Pacific Thai, Charoong Thai and NPC, following the exercise by the Company of its option to purchase, directly or indirectly, each of them (collectively, the “Transferred Businesses”). PEWC has a duty to indemnify the Company if such cost, expense, loss, liability or damage arises out of claims resulting from the actions or inactions of PEWC or its subsidiaries, with respect to the Transferred Businesses, to the extent such action or failure to act was not in compliance with applicable laws and regulations or obligations to third parties and, with respect to Charoong Thai, is limited to situations of which PEWC had knowledge.
     Amended and Restated Shareholders Agreement
     In connection with the acquisition by SOF of all of the Common Shares previously held by Sino-JP, the Company, PEWC and SOF entered into a shareholders agreement dated as of June 28, 2007 (the “Shareholders Agreement”), pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company has agreed to indemnify SOF, and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”) as such terms are interpreted and defined under IRS rules or regulations. In addition, under the Shareholders Agreement, the Company granted to SOF certain registration rights with respect to the Common Shares owned by it, including the undertaking by the Company to prepare and file a shelf registration statement, and the further right of SOF to exercise two demand registration rights with regard to its Common Shares and to further exercise certain piggyback registration rights in connection with its Common Shares. The Shareholders Agreement was amended and restated on March 27, 2009 (the “Amended and Restated Shareholders Agreement”) in connection with the sale by SOF to PEWC of 51% of the Common Shares held by SOF. See Item 7: “Major Shareholders and Related Party Transactions.”
          10.4 Environmental Matters
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
          10.5 Insurance
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
          10.6 Credit Support
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
          10.7 Taxation
     The following is a summary of the material tax consequences of the acquisition, ownership and disposition of Common Shares based on the tax laws of the United States and Bermuda, subject to the assumptions, qualifications and limitations in our discussion below. Such summary is subject to changes in United States and Bermuda law, including changes that could have retroactive effect. The following summary does not take into account the individual circumstances of an investor, nor does it purport to be a complete technical analysis or examination of all potential tax effects relevant to a decision to purchase Common Shares, including without limitation, the tax laws of the various states within the United States.
               10.7.1 United States Taxation
     The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of Common Shares by a U.S. Holder (as defined below) and a Non-U.S. Holder (as defined below) in each case, subject to the assumptions, qualifications and limitations in our discussion below. Such summary is subject to changes in United States law, including changes that could have retroactive effect. The summary does not purport to be a comprehensive description of all possible tax considerations that may be relevant to a decision to purchase Common Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (the “Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Further, this summary does not discuss any foreign, state or local tax consequences.
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
     As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state (or the District of Columbia), (iii) an estate, the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust.
     The term “Non-U.S. Holder” means a beneficial owner of Common Shares that is not a U.S. Holder. As described in “Taxation of Non-U.S. Holders” below, the consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.
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
     Taxation of U.S. Holders
     The discussion in “Taxation of Dividends” and “Taxation of Capital Gains” below assumes that the Company will not be treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if the Company is treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

     Taxation of Dividends
     We have never declared or paid any cash dividends and do not presently anticipate paying dividends in the near future. A U.S. Holder receiving a distribution with respect to Common Shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries.
     Under U.S. federal income tax laws, a dividend paid to an individual U.S. shareholder from either a domestic corporation or a “qualified foreign corporation” is subject to tax at the reduced rates applicable to certain capital gains. A qualified foreign corporation includes certain foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation is so treated with respect to any dividend it pays if the stock with respect to which it pays such dividend is readily tradable on an established securities market in the United States.
     In the absence of a comprehensive income tax treaty between the United States and Bermuda, the Company will not be treated as a “qualified foreign corporation” under the treaty test. So long as the Company is not a PFIC (as discussed below), dividends paid by the Company to individual shareholders would qualify for these reduced rates if its stock was treated as readily tradable on an established securities market in the United States.
     In Notice 2003-71, 2003-2 C.B. 922, the IRS determined that common or ordinary stock, or an American depositary receipt in respect of such stock, is considered readily tradable on an established securities market in the United States if it is listed on a national securities exchange that is registered under Section 6 of the Securities Exchange Act of 1934 (15 U.S.C. 78f) or on the Nasdaq Stock Market. As stated in the SEC’s Annual Report for 2002, registered national exchanges as of September 30, 2002 include the American Stock Exchange (now known as NYSE Amex Equities), the Boston Stock Exchange, the Cincinnati Stock Exchange, the Chicago Stock Exchange, the NYSE, the Philadelphia Stock Exchange, and the Pacific Exchange, Inc.
     The notice further provided, however, that the Treasury and the IRS were continuing to consider, for subsequent years, the treatment of dividends with respect to stock listed only in a manner that did not meet this definition, such as on the Over-the-Counter Bulletin Board (the “OTC BB”) or on the electronic Pink Sheets. In particular, the notice indicated that the Treasury and the IRS were considering whether or to what extent treatment of stock that was listed only in such manner as “readily tradable on an established securities market in the United States” should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under SEC or exchange rules, or issuer disclosure or determinations regarding PFIC status. The IRS has not yet provided further guidance on whether or in what circumstances, a company like the Company, which is traded on the OTC BB, will be treated as a qualified foreign corporation. Should the Company be relisted on a registered national exchange, any dividends paid by the Company should qualify for the reduced rates referred to above.
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

     Taxation of Capital Gains
     A U.S. Holder will recognize taxable gain or loss on any sale, exchange or other disposition of Common Shares (including a liquidation, dissolution or as a result of a non-pro rata redemption of Common Shares that qualified for treatment as a sale or exchange for United States federal income tax purposes) in an amount equal to the difference between the amount realized for the Common Shares and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the Common Shares have been held for more than one year on the date of the sale, exchange or other disposition thereof, and will be short-term capital gain or loss if the Common Shares have been held for one year or less on the date of the sale or exchange thereof. Any gain recognized by a U.S. Holder generally will be treated as United States source income. In general, an individual’s short-term capital gains are taxable as ordinary income and an individual’s long-term capital gains are subject to U.S. federal income tax at preferential rates.
     Long-term capital gains of corporations generally are subject to the U.S. federal income tax at a current maximum marginal rate of 35%. Short-term capital gain generally is taxable at ordinary income rates. Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Corporations may deduct capital losses only to the extent of capital gains and generally may carry back capital losses to each of the preceding three years and carry forward capital losses to each of the succeeding five years. Individuals may deduct capital losses to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate returns) and may carry forward capital losses indefinitely.
     Backup Withholding
     In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of Common Shares to non-corporate U.S. Holders, and “backup withholding” at the rate of 28% (which rate is scheduled to increase to 31% after 2010) will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the IRS notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its United States federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. In general, payment of the proceeds from a sale of Common Shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner establishes an exemption. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS. Payment of the proceeds from the sale of Common Shares effected outside the United States by a foreign office of certain United States connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.
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
     If the Company were a PFIC for any taxable year during which a U.S. Holder held Common Shares, the U.S. Holder would be subject to special tax rules with respect to (i) any “excess distribution” by the Company to the U.S. Holder (generally any distribution received by the U.S. Holder in a taxable year that is greater than 125% of the average annual distribution received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the Common Shares, if shorter) and (ii) any gain realized on the sale or other disposition (including a pledge) of Common Shares.
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
     The above rules will not apply if a “mark-to-market” election is available and a U.S. Holder validly makes such an election by filing a properly completed IRS Form 8621. If such election were made, a U.S. Holder generally would be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the Common Shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). A U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any such income or loss amount. In addition, any gain from a sale, exchange or other disposition of the Common Shares would be treated as ordinary income, and any loss would be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the Common Shares are considered “marketable stock” for these purposes. Generally, shares of a PFIC will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of shares is regularly traded during any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A “qualified exchange” is defined to include a national securities exchange registered with the SEC or certain foreign exchanges. The Common Shares are not currently traded on a national securities exchange or a qualifying foreign exchange. Accordingly, the mark-to-market election under these rules will not currently be available.
     The special tax rules described above will also not apply to a U.S. Holder if the U.S. Holder elects to have the Company treated as a “qualified electing fund” (a “QEF election”) and the Company provides certain information to U.S. Holders. If the Company is treated as a PFIC, it will notify the U.S. Holders and provide such holders with the information necessary to make an effective QEF election, including information as to the procedures for making such an election. The QEF election is made on a shareholder-by-shareholder basis and can ordinarily be revoked only with the consent of the IRS.
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
     Controlled Foreign Corporation
     A non-U.S. corporation generally will be a CFC for U.S. tax purposes if United States shareholders collectively own more than 50 percent of the total combined voting power or total value of the corporation’s stock on any day during any taxable year. For this purpose, United States shareholders are limited to those U.S. persons who own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of all classes of stock of the non-U.S. corporation. In general, if a corporation is a CFC, then, for each tax year, its United States shareholders will be required to recognize on a current basis their respective shares of the CFC’s “subpart F income” and income from investments in certain types of U.S. property (limited, however, to their respective shares of the CFC’s earnings and profits, as computed for U.S. tax purposes, for such tax year) even if the income has not been distributed to the shareholders in the form of dividends or otherwise. Subpart F income consists of certain specified categories of income including, among others, dividends, interest, rents, royalties, net gains from the sale of property giving rise to such income and income from certain types of transactions involving “related persons” as defined for U.S. federal income tax purposes. Income from investments in certain types of U.S. property to be included by United States shareholders on a current basis includes, among others, income from tangible property physically located in the U.S., income from stock of U.S. domestic corporations, and income from any right to use a patent or copyright in the U.S.
     Taxation of Non-U.S. Holders
     Taxation of Dividends
     Subject to the discussion in “Backup Withholding” below, Non-U.S. Holders generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on Common Shares, unless the distributions are effectively connected with a trade or business conducted in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment maintained in the United States).
     If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), Non-U.S. Holders generally will be subject to tax on such distributions in the same manner as U.S. Holders, as described in “Taxation of U.S. Holders — Taxation of Dividends” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
     Taxation of Capital Gains
     Subject to the discussion in “Backup Withholding” below, Non-U.S. Holders generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of Common Shares, unless (i) the gain is effectively connected with a trade or business conducted in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment maintained in the United States), or (ii) a Non-U.S. Holder is an individual and is present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are present.
     If a Non-U.S. Holder meets the test in clause (i) above, such Non-U.S. Holder generally will be subject to tax on any gain that is effectively connected with his conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders — Taxation of Capital Gains” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

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
            10.7.2 Bermuda Taxation
     In the opinion of Appleby, the following discussion correctly describes the material tax consequences of the ownership of Common Shares under Bermuda law, subject to the assumptions, qualifications and limitations in the discussion below. Such summary is subject to changes in Bermuda law, including changes that could have retroactive effect.
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
            10.8 Documents on Display
     We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to a foreign private issuer. We are currently required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31st. Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on Form 20-F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities. We have previously been delinquent in filing our annual reports. As a result, the Company was delisted from the OTC

BB and traded on the Pink Sheets. On April 9, 2008, trading in the Common Shares of the Company was restored to the OTC BB under the trading symbol “AWRCF.”
     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     Our reports and other information, when so filed, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Securities and Exchange Commission (the “SEC”) at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains a web site that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.
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
Item 11: Quantitative and Qualitative Disclosures About Market Risk
     Our exposure to financial market risks derives primarily from the changes in foreign exchange rates, interest rates, and the commodity prices of our primary raw material, copper.
          11.1 Foreign Currency Exposure
     Changes in currency exchange rates influence the Company’s results of operations. The Company’s principal operations and sales are located in Thailand, Singapore and China and a substantial portion of our revenues are denominated in Baht, Singapore dollars or Chinese Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of the Company’s future capital expenditures are expected to be in U.S. dollars. The Company requires a significant amount of U.S. dollars for its ongoing equipment upgrade and maintenance programs. Although the Company’s reporting currency is U.S. dollars, the functional currency of its Singapore operations, which accounted for approximately 17.3% of Company sales (including sales of Distributed Products) in 2008, is the Singapore dollar, the functional currency of its Thai operations, which accounted for approximately 43.2% of Company sales in 2008, is the Baht, and the functional currency of its Chinese operations, which accounted for approximately 27.0% of Company sales in 2008, is the Renminbi. Accordingly, any devaluation of the Baht, or the Singapore dollar or the Chinese Renminbi against the U.S. dollar increases the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and has an adverse impact on the operations of the Company.
     The following illustrates the effects of foreign currency exposure on the Company. The Thai Baht depreciated from December 31, 2007 to December 31, 2008 by 17.6%. Such depreciation resulted in foreign exchange losses of approximately $2.0 million as of December 31, 2008.
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
     The Company entered into forward exchange contracts with a notional value of approximately $12 million that matured in January, February, March, May and June 2008 and $19 million that matured in January, February, March and May 2009.
          11.2 Interest Rate Risk
     The Company’s exposure to market rate risk for changes in interest rates relates primarily to the Company’s bank loans and overdrafts, long-term debt and interest-bearing long-term loans from PEWC. The Company maintains a mixture of both fixed and floating debt instruments. Interest paid totaled $6.0 million in 2008.
     The following table provides information about the Company’s debt instruments as of December 31, 2008 that were sensitive to changes in interest rates.

Principal Amount (In thousands of US$)
Bank loans and overdrafts	57,962
     We have cash flow and earnings exposure due to market interest rate changes for our floating debt obligations. We manage the exposure to financial market risk by performing ongoing evaluations of our debt portfolios and restructuring our financial instruments accordingly to provide the optimum interest structure. At our current level of indebtedness, a half percentage point change in interest rates would affect our interest payments by approximately $0.3 million annually.
          11.3 Risks Relating to Copper
     Copper is the principal raw material we use, accounting for approximately 70% of the cost of sales in 2008. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur.
     By way of example, if the average prevailing international spot market prices on the LME for copper increased from $7,000 per metric ton to $8,000 per metric ton and the Company was not able to adjust charges to its customers, gross profits would decrease by $1,000 per metric ton. As the Company’s average sales tonnage is approximately 4,100 metric tons per month, gross profit would decrease by $4.1 million per month in this example.

Item 12: Description of Securities Other Than Equity Securities
     (Not applicable)

Part II
Item 13: Defaults, Dividend Arrearages and Delinquencies
     (Not applicable)
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
     (Not applicable)
Item 15: Controls and Procedures
     Disclosure Controls and Procedures
     An evaluation was carried out under the supervision and with the participation of our principal executive and principal financial officers of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Chief Executive Officer (“CEO”) and the interim Chief Financial Officer (“CFO”) concluded that these disclosure controls and procedures were effective as of December 31, 2008.
     Internal Controls over Financial Reporting
     The Company is committed to improving the efficacy and reliability of its system of internal controls. We have developed new procedures to enhance internal controls over financial reporting, and we have established an internal audit department at the Company headquarters which would establish the rules for internal control procedures and would supervise operating and financial audits. Other measures taken include engaging external consultants to advise on risk control and internal audit functions and to assist in achieving compliance with applicable regulatory requirements, sending staff for training on U.S. GAAP accounting, employing more staff as required to strengthen the accounting, finance and internal audit departments, implementing credit control policies at certain subsidiaries, and documenting and disseminating internally policies and procedures governing the Company’s accounting policies, internal control and code of conduct.
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
     The Company’s management, including its CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 (the “Assessment Date”). In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control – Integrated Framework. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria.
     The Company’s management has identified no material weakness in our internal controls over financial reporting as of the Assessment Date. As a result, the Company’s management, including its CEO and CFO, has concluded that, as of the Assessment Date, in accordance with the provisions of applicable regulatory guidance, the Company’s internal controls over financial reporting must be classified as effective.
     Management did identify, and the CEO and the CFO have reported to the Audit Committee and the independent auditors, certain significant deficiencies in our internal controls over financial reporting as of the Assessment Date. The Company’s management has identified processes to be implemented in order to prevent re-occurrence of the significant deficiencies in reporting periods subsequent to the Assessment Date.
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
Item 16C. Principal Accountant Fees and Services
     Audit Fees
     The aggregate fees billed for fiscal years 2008 and 2007 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.5 million and $0.7 million, respectively.
     Audit-Related Fees
     There were no fees for fiscal year 2008 or 2007 for assurance and audit-related services by the principal accountant that are not included in the figure provided in the preceding paragraph.
     Tax Fees
     The aggregate fees billed for fiscal years 2008 and 2007 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $16,000 and $8,000, respectively. These fees were for services including tax planning, compliance and general advice.

     All Other Fees
     There were no other fees for fiscal year 2008 or 2007 for products and services provided by the principal accountant, other than those services described in the preceding paragraphs of this Item 16C.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     During 2008, there were no purchases by the issuer or any “affiliated purchaser” for the purposes of this Item.
Item 16F. Change in Registrant’s Certifying Accountant
     The Company’s independent accountant has not resigned (or indicated it has declined to stand for re-election after the completion of the current audit) or been dismissed during the Company’s two most recent fiscal years and any subsequent interim period.
Item 16G. Corporate Governance
     The Common Shares currently are not listed on a national securities exchange.

Part III
Item 17: Financial Statements
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18: Financial Statements
     See page F-1.
Item 19: Exhibits
19.1	Index to Audited Financial Statements

Report of independent auditors

Consolidated balance sheets as of December 31, 2007 and 2008

Consolidated statements of income for the years ended December 31, 2006, 2007 and 2008

Consolidated statements of shareholders’ equity for the years ended December 31, 2006, 2007 and 2008

Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008

Notes to consolidated financial statements

19.2	Index to Exhibits

3.1	Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).

3.2	Second Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 3.2 of the Company’s Amendment No. 4 to Form F-1 filed with the Securities and Exchange Commission on February 18, 2009).

3.4	Amended and Restated Shareholders’ Agreement dated March 27, 2009 (incorporated by reference to Exhibit 3.4 of the Company’s Post-Effective Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on April 2, 2009).

10.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).

10.2	Indemnification Agreement dated November 6, 1996 (incorporated by reference to Exhibit 10.2 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).

10.3	Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder’s Loan (incorporated by reference to Exhibit 5.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2002).

10.4	Settlement Agreement between Set Top International Inc. (Party A) and Pacific Electric Wire and Cable Co., Ltd. and Asia Pacific Wire and Cable Corporation Ltd. (Party B) (Translation) (incorporated by reference to Exhibit 4.4 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 7, 2004).

10.5	Settlement Agreement between Asia Pacific Wire & Cable Corporation, Ltd. and Sino-JP Fund Co., Ltd. (incorporated by reference to Exhibit 4.5 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

10.6	Termination Agreement between Pacific Electric Wire & Cable Co., Ltd. and Chiao Tung Bank (incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

10.7	Summaries of Joint Venture Agreements (incorporated by reference to Exhibit 10.7 of the Company’s Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on November 26, 2008).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Interim Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

13.2	Certification by Interim Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

15(a)	Audit Committee Charter (incorporated by reference to Exhibit 15(a) of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

21	List of significant subsidiaries (see Note 1 to the consolidated financial statements).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: June 26, 2009	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Audited Financial Statements
Asia Pacific Wire & Cable Corporation Limited
As of December 31, 2007 and 2008
Years ended December 31, 2006, 2007 and 2008

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Mazars LLP
Certified Public Accountants
(On January 3, 2009, Mazars
Moores Rowland LLP changed
its name to Mazars LLP.)
Singapore June 19,
2009

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2007	2008
ASSETS

Current assets:
Cash and cash equivalents	$29,127	$37,510
Unrestricted short-term bank deposits (note 5)	1,861	7,756
Restricted short-term bank deposits (note 5)	18,714	15,033
Accounts receivable, net of allowance for doubtful accounts of $11,485 and $9,644 at December 31, 2007 and 2008, respectively (note 10)	145,902	95,901
Amounts due from related parties (note 16)	8,638	6,922
Inventories, net of allowance for inventories of $5,022 and $26,715 at December 31, 2007 and 2008, respectively (note 10)
Distributed products	3,897	8,227
Finished products	47,350	24,060
Products in process	26,702	14,563
Raw materials and supplies	27,482	25,712

	105,431	72,562

Investments (note 7)	2,555	68
Deferred tax assets (note 11)	2,481	3,064
Prepaid expenses	5,601	4,942
Other current assets	2,262	2,515

Total current assets	322,572	246,273

Property, plant and equipment:
Land	5,600	3,841
Land use rights	1,827	2,115
Buildings	45,374	40,243
Machinery and equipment	116,278	103,025
Motor vehicles	3,657	3,260
Office equipment	10,537	10,049
Land not being used for operation	630	540
Assets held for use	6,824	3,501

	190,727	166,574

Accumulated depreciation and amortization	(133,209)	(118,568)

	57,518	48,006

Other assets:
Long term investments (note 7)	650	544
Investment in equity investees (note 20)	4,246	4,103
Goodwill (note 6)	8,801	8,801
Other assets	297	889
Deferred tax assets (note 11)	2,032	1,182

	16,026	15,519

Total assets	$396,116	$309,798

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans and overdrafts (note 8)	$102,174	$57,962
Accounts payable	32,325	46,367
Accrued expenses	7,896	4,550
Amounts due to related parties (note 16)	31,801	25,811
Short-term loans from related parties (note 16)	1,972	1,732
Income tax liabilities (note 11)	8,782	5,710
Deferred tax liabilities (note 11)	561	65
Other current liabilities	4,652	3,648

Total current liabilities	190,163	145,845

Other liabilities	578	464
Deferred tax liabilities (note 11)	698	782

Total liabilities	191,439	147,091

Minority interest	67,894	48,578

Commitments and contingencies (notes 13 and 15)

Shareholders’ equity (note 9):
Common stock, $0.01 par value:
Authorized shares - 20,000,000 shares Issued and outstanding shares — 13,830,769 in 2007 and 2008	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	29,468	15,819
Accumulated other comprehensive loss (note 12)	(4,364)	(13,369)

Total shareholders’ equity	136,783	114,129

Total liabilities and shareholders’ equity	$396,116	$309,798

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2006	2007	2008
Net sales
Manufactured products	$439,280	$494,805	$447,848
Distributed products	12,416	10,783	32,415
Sales, delivery and installation of wires and cables	16,421	5,253	20,535

	468,117	510,841	500,798

Costs of sales (purchases from related parties amounted to $75,338 in 2006, $69,240 in 2007 and $57,401 in 2008)
Manufactured products	(380,792)	(450,134)	(410,581)
Distributed products	(11,309)	(10,703)	(30,831)
Sales, delivery and installation of wires and cables	(16,705)	(5,600)	(21,491)
(Allowance) recovery for inventory reserve	(2,017)	1,272	(25,145)

	(410,823)	(465,165)	(488,048)

Gross profit	57,294	45,676	12,750

Selling, general and administrative expenses	(26,195)	(26,156)	(29,032)
Allowance for doubtful accounts	(1,221)	(3,295)	(12)
Impairment of long-lived assets	(196)	—	—

Income (loss) from operations	29,682	16,225	(16,294)

Exchange gain (loss)	5,464	864	(1,712)
Interest income	705	1,517	990
Interest expense	(5,886)	(7,580)	(5,769)
Share of net gain (loss) of equity investees	73	124	(142)
Impairment of investments	(86)	(95)	—
(Loss) gain on sale of investments	(729)	35	—
Gain on liquidation of subsidiary	1,801	—	—
Other income	1,536	2,070	2,859

Income (loss) before income taxes and minority interests	32,560	13,160	(20,068)

Income taxes (note 11)	(10,257)	(6,298)	(2,132)
Minority interests	(9,330)	(2,029)	8,551

Net income (loss)	$12,973	$4,833	$(13,649)

Basic and diluted income (loss) per share	$0.94	$0.35	$(0.99)

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of US Dollars, except share data)

				Accumulated other
	Common	Additional	Retained	comprehensive
	Stock	paid-in capital	earnings	income (loss)	Total

Balance at January 1, 2006	$138	$111,541	$13,551	$(27,608)	$97,622
Net income for 2006	—	—	12,973	—	12,973
Currency translation adjustment	—	—	—	9,822	9,822
Less: reclassification adjustment for realized translation gain for liquidation of subsidiary included in net income, net of income tax of $556	—	—	—	(1,245)	(1,245)
Gain realized on sale of available-for-sale securities — net of income tax of $258	—	—	—	(343)	(343)
Unrealized loss on available-for-sales securities — net of income tax of $92	—	—	—	(64)	(64)

Comprehensive income					21,143

Balance at December 31, 2006	138	111,541	26,524	(19,438)	118,765
Net income for 2007	—	—	4,833	—	4,833
Currency translation adjustment	—	—	—	15,179	15,179
Pension benefits recognized under SFAS 158 (note 17)	—	—	—	(71)	(71)
Adoption of FIN 48 effective January 1, 2007 (note 11)	—	—	(1,889)	—	(1,889)
Gain realized on sale of available-for-sale securities — net of income tax of $6	—	—	—	(28)	(28)
Unrealized loss on available-for-sale securities — net of income tax of $6	—	—	—	(6)	(6)

Comprehensive income					18,018

Balance at December 31, 2007	138	111,541	29,468	(4,364)	136,783
Net loss for 2008	—	—	(13,649)	—	(13,649)
Currency translation adjustment	—	—	—	(8,994)	(8,994)
Pension benefits recognized under SFAS 158 (note 17)	—	—	—	7	7
Unrealized loss on sale of available-for-sale securities — net of income tax of $27	—	—	—	(18)	(18)

Comprehensive (loss)					(22,654)

Balance at December 31, 2008	$138	$111,541	$15,819	$(13,369)	$114,129

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2006	2007	2008
Operating activities:
Net income (loss)	$12,973	$4,833	$(13,649)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Gain on disposal of property, plant and equipment	(136)	(802)	(4)
Depreciation	8,989	9,079	7,646
Deferred income taxes	(423)	(1,969)	(145)
Allowance (recovery) for doubtful accounts	1,221	3,295	12
Allowance (recovery) for inventory reserve	2,017	(1,272)	25,145
Share of net gain of equity investees	(73)	(124)	142
Impairment of long lived assets	196	—	—
Impairment of investments	86	95	—
Loss (gain) on sale of investments	729	(35)	—
Gain on liquidation of subsidiary	(1,801)	—	—
Pension benefits recognized under SFAS 158	—	(71)	7
Adoption of FIN 48 as of January 1, 2007	—	(1,889)	—
Minority interests	9,330	2,029	(8,551)
Foreign currency translation adjustment	(1,192)	(7,662)	2,889
Changes in operating assets and liabilities net of acquisitions of business:
Accounts receivable	(35,809)	(13,613)	36,193
Inventories	(52,017)	4,854	7,724
Other current assets	(6,739)	2,372	406
Amounts due to related parties	3,827	(1,609)	(4,274)
Accounts payable, accrued expenses and other liabilities	15,892	4,395	6,506

Net cash (used in) provided by operating activities	(42,930)	1,906	60,047

Investing activities:
(Increase) decrease in restricted short-term bank deposits	(1,056)	(3,156)	1,941
Increase (decrease) in unrestricted short-term bank deposits	8,619	518	(5,906)
Purchases of property, plant and equipment	(5,202)	(2,650)	(3,383)
Proceeds from disposal of property, plant and equipment	574	1,414	416
Acquisition of additional investment in subsidiary	(477)	—	—
Proceeds from disposal of investments	626	65	—
Disposal of other assets	190	—	2,368
Purchases of other assets	—	(239)	(592)

Net cash provided by (used in) investing activities	3,274	(4,048)	(5,156)

Financing activities:
Repayments of long-term debt	(5,026)	(2,237)	(240)
Repayments of bank loans	(19,048)	(21,671)	(54,643)
Proceeds from bank loans	65,516	28,275	10,431
Net increase (decrease) in overdrafts	354	(416)	—

Net cash provided by (used in) financing activities	41,796	3,951	(44,452)

Effect of exchange rate changes on cash and cash equivalents	1,776	2,654	(2,056)

Net increase in cash and cash equivalents	3,916	4,463	8,383
Cash and cash equivalents at beginning of year	20,748	24,664	29,127

Cash and cash equivalents at end of year	$24,664	$29,127	$37,510

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. The Company is principally engaged in owning operating companies engaged in the power cable, telecommunication cable, enameled wire and electronic cable industry.

The Company’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories.

Background on the Pledge Agreement to Swiss Re

As previously disclosed in the Company’s 2006 Financial Statements, PEWC and Swiss Re entered into an Amended and Restated Letter of Credit and Reimbursement Agreement (the “LC Agreement”), pursuant to which Swiss Re issued a letter of credit to satisfy certain credit and loan obligations of PEWC’s subsidiary, Pacific USA Holdings Corp. (“PUSA”), to PUSA’s lenders. Under the LC Agreement, Swiss Re issued a Standby Letter of Credit in favor of Standard Chartered Bank, Hong Kong Branch (“Standard”), in the total amount of $124 million (the “Letter of Credit”), conditioned upon the closing of a $120 million transaction between PUSA and Standard. As a condition to obtaining the letter of credit, in February 2002, PUSA, PEWC and Swiss Re finalized a Pledge Agreement (“Pledge Agreement”), pursuant to which PUSA pledged to Swiss Re shares representing approximately 53% of the equity of the Company (the “Pledged Shares”), together with certain shares of other related entities. At that time PEWC was the ultimate beneficial owner of approximately 75.4% of the equity interest in the Company through its subsidiaries, Kinbong Holdings Limited (“Kinbong”) and PUSA.

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

Litigation

Following an internal investigation, it was discovered by the Boards of both PEWC and the Company that an ex-director of PEWC (“ex-director”), without the authorization of either Board, had separately negotiated a transaction whereby the Pledged Shares of the Company held by PUSA and the shares of the Company held by Kinbong would be transferred to Set Top International Inc. (“Set Top”), a British Virgins Islands company. The terms of the transaction were initially withheld from and, subsequently, misrepresented to the Boards of PEWC and the Company by the ex-director, together with certain of his associates.

The Boards of both PEWC and the Company concluded that the ex-director had an undisclosed interest in, or control position over, Set Top, and that the terms he agreed to with Set Top were significantly less favorable to the companies than those that would have been available in a bona fide transaction with an unaffiliated party.

On December 4, 2003, PEWC and the Company commenced an action in the United States District Court for the Southern District of New York (the “Southern District”) against the following parties: Set Top, Kinbong, Tom Ching-Yun Tung, Frank Wei-Feng Lin, Tai-Sheng Lien, Fu-Chuan Tsai, Fu-Nu Tsai, Yuan-Chun Hsu, Jack Takacs and Robert Everett Wolin (collectively “Defendants”). The Complaint alleged various causes of action, including fraud and conspiracy to commit fraud;

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

violation of section 13(d) of the Securities Exchange Act; RICO violations under 18 USC § 1962; and breach of fiduciary duty.

The Southern District action did not progress to the discovery phase as the parties sought to agree to the terms of a settlement agreement. On July 2, 2004, the Company, PEWC and Set Top entered into a Settlement Agreement (the “Settlement Agreement”) pursuant to which PEWC agreed to pay Set Top $25 million (the “Settlement Amount”).

Pursuant to the Settlement Agreement, the Company, PEWC and Set Top agreed to withdraw all claims in all litigation proceedings against each other, including the actions in New York, Singapore and Bermuda, and Set Top agreed to withdraw all of its claims in the PUSA bankruptcy proceedings. The parties have filed stipulations of discontinuance and/or dismissal for each of those actions.

In order to implement the terms of the Settlement Agreement, PEWC, Set Top and Asset Managers Co., Ltd. (“AMC”) entered into a Share Purchase Agreement and a related Option Agreement dated September 15, 2004, pursuant to which AMC agreed to pay to Set Top $25 million in exchange for all right, title and interest of Set Top in 10,074,102 shares of APWC. Following the closing of the 2004 Share Purchase Agreement, AMC designated Sino-JP Fund Co., Ltd. (“Sino-JP”) as an assignee of the Subject Shares and Sino-JP was registered as the record owner of the Subject Shares with the Company’s register.

As of December 31, 2004, Sino-JP held 10,074,102 shares, representing approximately 72.84% of the outstanding shares of Common Stock of the Company.

On September 14, 2005, PEWC exercised the repurchase option under the Option Agreement and reacquired 7,307,948 shares of the Common Stock, representing 52.84% of the total issued and outstanding Common Stock. As a result of the reacquisition by PEWC of majority control, PEWC indirectly held as of that date 7,664,615 shares of Common Stock, representing 55.4% of the total issued and outstanding shares of Common Stock and Sino-JP now held 2,766,154 shares of the Common Stock, representing 20% of the total issued and outstanding shares of Common Stock (the “Sino-JP Shares”).

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

On June 28, 2007, SOF Investments, L.P. (“SOF”), a Delaware limited partnership controlled by MSD Capital, L.P. acquired the Sino-JP Shares and entered into a shareholders’ agreement with the Company and PEWC. The shares acquired constituted 20% of the issued and outstanding shares of the Company.

On March 27, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. The sale results in PEWC holding 65.6% of the equity of the Company and SOF holding 9.8%.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

The subsidiaries of the Company are set out below:

	Percentage of
Place of incorporation and operations	Equity interest
	2007	2008
The British Virgin Islands

Asia Pacific Wire & Cable General Holdings Ltd	100%	100%

PRC (APWC) Holding Ltd.	100%	100%

Samray Inc.	100%	100%

Siam (APWC) Holdings Ltd.	100%	100%

Moon View Ltd.	100%	100%

Trigent Investment Holdings Limited	100%	100%

Crown Century Holdings Ltd.	100%	100%

Singapore

Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.3%	98.3%

Sino-Sin Trading Pte. Ltd. (“Sino-Sin”)	100%	100%

Sigma-Epan International Pte Ltd. (“Sigma-Epan”)	100%	100%

Singvale Pte Ltd (“Singvale”)	100%	100%

The People’s Republic of China

Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	94.31%	94.31%

Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”)	54.41%	54.41%

Shandong Pacific Fiber Optics Co.Ltd (“SPFO”)	51%	51%

Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (“PEWS”)	100%	100%

Hong Kong

Crown Century Holdings Limited (“CCH”)	100%	100%

Australia

Australia Pacific Electric Cable Pty Limited (“APEC”)	98.53%	98.53%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

	Percentage of
Place of incorporation and operations	Equity interest
	2007	2008

Thailand

Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)**	50.93%	50.93%

Siam Pacific Electric Wire & Cable Company Limited (“Siam-Pacific”)	50.93%	50.93%

Pacific-Thai Electric Wire & Cable Company Limited (“Pacific-Thai”)	50.93%	50.93%

Hard Lek Limited (“Hard Lek”)	73.98%	73.98%

APWC (Thailand) Co., Ltd	99.48%	99.48%

PEWC (Thailand) Co., Ltd	99.48%	99.48%

Myanmar

Myanmar Sigma Cable Co., Ltd. (Not active)	78.59%	78.59%
ii) The equity investees of the Company are set out below:

	Percentage of
	Equity interest
Place of incorporation and operations	2007	2008

The People’s Republic of China

Shandong Huayu Pacific Fibre Optics Communications Co., Ltd. (“Shandong Huayu”)	48.73%	48.73%

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	25.00%	25.00%

Thailand

Siam Pacific Holding Company Limited (“SPHC”)	49.00%	49.00%

Loxley Pacific Co., Ltd. (“Lox Pac”)	21.39%	21.39%

Thai Professional Telecom Network Co., Ltd (“Thai Professional”)*	15.84%	15.84%

*	Accounted for as an equity investee despite the Company holding less than 20% equity interest because the Company has the ability to exercise significant influence over the operating and financial policies of Thai Professional.

**	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2006, 2007 and 2008 include the following:
(a)	Disposal in 2006 of 2.04% interest in Charoong Thai, thereby decreasing the Company’s interest in Charoong Thai from 52.43% to 50.39% due to the exercise of warrants. The Company recognized a loss of $1,955 on the disposal of these Charoong Thai shares.

(b)	During 2006, Charoong Thai’s subsidiary, Pacific-Thai contributed additional capital in Shanghai Yayang in the form of a cash injection of $1,000, the excess of its consideration paid over the fair value of the assets acquired resulted in goodwill of $477. The Company’s interest in Charoong Thai decreased from 52.43% to 50.39% due to the exercise of warrants in 2006, which also resulted in the Company’s interest in Shanghai Yayang to decrease by 2.46% to 53.90% in 2006.

(c)	In August 2000, the Board of Directors of Charoong Thai resolved to dissolve CTW (Hong Kong) Limited which was an overseas subsidiary company as CTW (Hong Kong) Limited was inactive. The dissolution was completed on August 16, 2006, and a gain of $1,801 was recognized in the consolidated statement of operations in 2006.
The Company was listed on the New York Stock Exchange in March 1997. On December 24, 2001, the staff of the New York Stock Exchange (“NYSE”) announced that it had determined that the trading of the common stock of APWC should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company had fallen below NYSE’s continued listing standards regarding: average global market capitalization over a consecutive 30 trading-day period of not less than $15; and average closing price of a security of not less than $0.001 over a consecutive 30 trading-day period. Following the delisting of the Company’s common stock on the NYSE, the Company’s common stock was traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (“OTC BB”), operated by NASD, Inc. After the Company failed to timely file its annual report on Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and since that time its shares of common stock have been quoted on the “pink sheets” market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities. On April 9, 2008, the Company has listed and begun trading its common shares on the OTC BB after completing all reporting requirements and filing all outstanding financial reports with the SEC. The Company is subject to the reporting requirements under the Securities Exchange Act of 1934.

2.	BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries and equity investee companies, which are prepared in accordance with the accounting principles generally accepted in their respective countries of incorporation. In the opinion of management, the consolidated financial statements have reflected all costs incurred by the Company and its subsidiaries in operating the business.

All dollar amounts in the financial statements and in the notes herein are U.S. dollars (“US$”) unless otherwise designated.

3.	CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

Certain comparative amounts in prior financial statements have been reclassified to conform with the current year’s presentation. The reclassifications had no effect on financial condition, gross profit, income (loss) from operations or net income (loss).

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

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

If the expected sales price less completion costs and costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is charged to expenses in cost of sales for the amount by which the carrying amount exceeds its net realizable value. When the finished goods that were previously written down to net realizable value are subsequently sold at above net realizable value, a recovery is credited to cost of sales. See note 10.

Income Taxes

In 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

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

Land	Nil
Land use rights	15 — 50 years
Buildings	5 — 30 years
Machinery and equipment	5 — 10 years
Motor vehicles	3 — 10 years
Office equipment	3 — 10 years
Depreciation for 2006, 2007 and 2008 amounted to $8,989, $9,079 and $7,646, respectively.

When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The useful lives and residual values if not insignificant are reassessed annually.

A factory at CTW is not being used for operation as at December 31, 2008 and has been presented separately from property, plant and equipment currently used in the business, classified as “Land not being used for operation”.

In 2006, the Company terminated the NPC joint venture due to lack of profitability, unsatisfactory management practices, and the lack of qualified executives to assume management responsibility following termination of the then senior managers, and the lack of promising prospects for the business in the short to medium term. The Company liquidated its major equipment at the NPC facility. The remaining property and equipment have been temporarily classified as “Assets held for use” in its Balance Sheet before the Company determines its further plan.

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

FASB Statement No. 142, “Goodwill and Other Intangible Assets”, defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Upon adoption of Statement 142 on January 1, 2002, the Company allocated the whole amount of goodwill to the manufactured products segment.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Goodwill (cont’d)

The impairment assessment was made as of December 31, 2006, 2007 and 2008, and no impairment was indicated. Total goodwill was $8,801, $8,801 and $8,801 as of December 31, 2006, 2007 and 2008, respectively.

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

In 2006, 2007 and 2008, the Company recorded an impairment charge of $nil, $117 and $nil, respectively, related to investment in certain equity investees.

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

In 2006, the Company recorded an impairment charge of $196 related to the impairment of certain property, plant and equipment of Ningbo Pacific, a subsidiary included in the manufactured products segment.

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

Sales of goods and distribution activities

The Company recognizes revenue from the sale of goods and distribution activities upon passage of title to the customer which coincides with their delivery and acceptance. This method of revenue recognition is in accordance with Staff Accounting Bulletin, SAB 104 — “Revenue Recognition in Financial Statements.”

Installation activities

The Company recognizes revenue from installation activities using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with Statement of Position (SOP) 81-1, “Accounting for the Performance of Construction-Type and Certain Production-Type Contracts” issued by the American Institute of Certified Public Accountants.

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

The Company adopted EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) in 2003. The impact of adopting EITF 00-21 was not material to the financial statements in 2006, 2007 and 2008.

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

The financial statements of the Company’s subsidiaries where the local currency is the functional currency have been translated into United States dollars in accordance with FASB Statement No. 52, “Foreign Currency Translation.” All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Statement of operations amounts have been translated using the exchange rates in effect during the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders’ equity.

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

As of December 31, 2006, 2007 and 2008, the Company has entered into forward exchange sale contracts with notional values of $1,842, $12,674 and $3,500, respectively. As of December 31, 2008, the Company has entered into forward exchange purchase contracts of $15,458. The forward exchange contracts matured in January, February, March, May 2009. The fair values of the forward exchange contracts as at December 31, 2006, 2007, and 2008 were recorded as $81, $nil, and $6 in other assets, $113 in other liability, respectively. These forward exchange contracts are qualified for hedge accounting in accordance with FASB Statement No. 133 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Gain on Issuance of Shares by Subsidiaries

At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company’s net investment in that subsidiary increases. If at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary’s ability to continue in existence, the Company records the increase as a non-operating gain in the Consolidated Statements of Operations. Otherwise, the increase is reflected in “effect of subsidiaries’ equity transactions” in the Company’s Consolidated Statements of Shareholders’ Equity.

(Loss) Earnings Per Share

Basic and diluted (loss) earnings per share is calculated in accordance with FASB Statement No. 128, “Earnings Per Share.” There are no dilutive equity instrument.

Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) for financial assets and liabilities, and related FSP’s, including FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:
•	Level 1 — Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.
The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorizes as Level 3.

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, bank deposits, trade receivables, other current assets, trade payables, related party balances and other liabilities approximate their fair value due to the short-term maturities of such instruments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements

In September 2006, FASB issued Statement No. 157 — “Fair Value Measurements” Statement No. 157 (“SFAS 157”) defines fair value, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 was effective for the Company on January 1, 2008 and it did not have a material affect on its consolidated financial statements, see note 14 (b).

In February 2007, the FASB issued Statement No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 was effective for the Company for the fiscal year beginning on January 1, 2008 and it did not have an effect on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue No. 07-3 (“EITF 07-3”), “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities.” This issue provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The adoption of EIFT 07-3 did not have an effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS No. 141(R)”), which establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The impact of this standard is dependant upon the level of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, SFAS No. 160 requires expanded disclosures in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact of SFAS No. 160 on its financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurement for Purpose of Lease Classification of Measurement under Statement 13,” which amends SFAS 157 to exclude accounting pronouncements that address fair value measurements for purpose of lease classification or measurement under SFAS No. 13, “Accounting for Leases.” In February 2008, the FASB also issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS 157 until the first quarter of fiscal 2010 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements (cont’d)

SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of the Company.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133,” which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 will be effective for the Company in fiscal year 2010. The Company is currently assessing the potential impact that adoption of SFAS 161 may have on its financial statements.

In April 2008, FASB issued FSP No. 142-3 “Determination of the useful life of intangible assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, “Business Combinations,” and other U.S. GAAP. This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Company.

In May 2008, the Financial Accounting Standards Board issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have a material effect on the consolidated financial statements of the Company.

In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 “Determining whether instruments granted in share-based payment transactions are participating securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on the Company’s consolidated financial statements.

In September 2008, Financial Accounting Standards Board issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements (cont’d)

Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on the Company’s consolidated financial statements.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of the Company.

In November 2008, the FASB issued its final consensus on “Issue 08-8 — Accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary” This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This issue will be effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of Issue 08-8 is not expected to have a material effect on the consolidated financial statements of the Company.

In November 2008, the FASB issued the EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for non-controlling interests culminating in the issuance of Statement 141(R) and Statement 160. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of Statement 141(R) and Statement 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. EITF 08-6 shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material effect on the consolidated financial statements of the Company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
4.	SHORT-TERM BANK DEPOSITS

	December 31,
	2007	2008

Unrestricted short-term bank deposits	$1,861	$7,756
Restricted short-term bank deposits	18,714	15,033

	$20,575	$22,789

Restricted short-term bank deposits represent the amounts of cash pledged by three subsidiaries to secure credit facilities granted by financial institutions. Unrestricted short-term bank deposits represents bank deposits which do not qualify as cash equivalents.

The bank deposits bear interest ranging from 1% to 5.1% and 0.325% to 4.6% per annum for the year 2007 and 2008, respectively.

5.	GOODWILL

Goodwill of $8,801 (2007: $8,801; 2006: $8,801) relates to the manufactured products segment and there are no changes in the carrying value of goodwill for the years ended December 31, 2006, 2007 and 2008.

6.	INVESTMENTS

On December 31, 2007 and 2008, the Company held available-for-sale securities issued by a minority shareholder of two of the Operating Subsidiaries.

The following is a summary of these available-for-sale securities:

	Available-for-sale Securities
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2007 Quoted equity securities	$473	$—	$(272)	$201

December 31, 2008 Quoted equity securities	$392	$—	$(324)	$68

The above investment in TT&T Public Company Limited (TT&T) has been in a continuous unrealized loss position for more than 12 months. TT&T is listed on the Stock Exchange of Thailand. Its principal activity is the operation of provincial telephone network throughout Thailand and services include, fixed line telephone, pay phone, data communication and distribution of telephone equipment.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
7.	INVESTMENTS (continued)

A summary of the carrying values and balance sheet classification of all investments in debt, equity securities and available-for-sale securities disclosed above was as follows:

	December 31,
	2007	2008

Available-for-sale equity securities	$201	$68
Held-to-maturity debt securities	2,354	—

Short-term investments	2,555	68

Equity securities in privately-held companies and other investments	650	544

Long-term investments	650	544

Total investments	$3,205	$612

There were realized gains of $343, $28 and $nil on disposal of available-for-sale securities in 2006, 2007 and 2008, respectively. The disposal of available-for-sale securities was for a consideration of $626, $65 and $14 in 2006, 2007 and 2008, respectively. The net adjustment to unrealized holding losses on available-for-sale securities included as a separate component of shareholders’ equity, net at income taxes, totaled, $(64), $(6) and $(46) in 2006, 2007 and 2008, respectively.

The held-to-maturity investment as of December 31, 2007 bears interest at 3.0% per annum and matured in June 2008.

The long-term investments in non-marketable securities are valuated at cost net of allowance for impairment (if any). The long-term investment consists of the investment in a privately owned company in Thailand which is engaged in the fabrication of copper rods. There is no impairment recognized in 2007 and 2008 because there are no any events or changes in circumstances that may have had a significant adverse effect on the fair value of the investment.

8.	BANK LOANS AND OVERDRAFTS

Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $248,749 (2007: $252,099) on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2008, the unused portion of the credit lines was approximately $140,756 (2007: $134,811), which included unused letters of credit amounting to $93,499 (2007: $98,089). Letters of credit are issued by the Company during the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2008, the Company had open letters of credit totaling $57,976 (2007: $80,693). Liabilities relating to the letters of credit are included in current liabilities.

The credit lines of the Company were collateralized by:
(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $40,246 at December 31, 2008 (2007: $37,541);

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
8.	BANK LOANS AND OVERDRAFTS (continued)
(ii)	Mortgage of the assets with total carrying amount of $nil at December 31, 2008 of a subsidiary of the Company (2007: $nil);

The subsidiary has ceased its business operation since May 2007 and all the bank facilities were cancelled as of November 30, 2007.

(iii)	Pledge of short-term deposits of $15,033 at December 31, 2008 (2007: $18,714);

(iv)	Joint and several personal guarantees from certain directors of a subsidiary of the Company; and

(v)	Corporate guarantees issued by the Company, a subsidiary of the Company and the holding company.
The weighted average interest rates on bank loans and overdrafts as of December 31, 2006, 2007 and 2008 were 5.9%, 6.1% and 5.3% per annum, respectively.

9.	DISTRIBUTION OF EARNINGS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the investee companies.

As described in Note 2, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and investee companies. In accordance with the relevant laws and regulations applicable to the Company’s subsidiaries and investee companies, the earnings available for distribution are based on their respective statutory financial statements. At December 31, 2007, the amount of the Company’s retained earnings available for distribution was approximately $27,126 and the consolidated retained earnings included $(3,084), $(1,003), $(729), $695 and $(145) of the accumulated (losses) profits of Lox Pac, Thai Professional, SPHC, SPRC and Shandong Huayu, respectively. At December 31, 2008, the amount of the Company’s retained earnings available for distribution was approximately $14,709 and the consolidated retained earnings included $(3,084), $(1,003), $(734), $586 and $(175) of the accumulated (losses) profits of Lox Pac, Thai Professional, SPHC, SPRC and Shandong Huayu, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
10.	VALUATION AND QUALIFYING ACCOUNTS

		Net charged		Currency	Balance
	Balance at	(credited) to costs		translation	at end of
Description	beginning of year	and expenses	Deduction	adjustment	year
Year ended December 31, 2006:
Deducted from asset accounts
Allowance for doubtful accounts	$8,383	$1,221	$(946)	$632	$9,290
Allowance for inventories
— Net realizable value	2,387	1,121	—	—	3,508
— Obsolescence	1,941	896	(509)	156	2,484
Allowance for deferred tax assets	6,027	(2,088)	—	402	4,341

	$18,708	$1,150	$(1,455)	$1,190	$19,623

Year ended December 31, 2007:
Deducted from asset accounts
Allowance for doubtful accounts	$9,290	$3,295	$(2,172)	$1,072	$11,485
Allowance for inventories
— Net realizable value	3,508	(363)	—	102	3,247
— Obsolescence	2,484	(909)	—	200	1,775
Allowance for deferred tax assets	4,341	(3,158)	—	302	1,485

	$19,623	$(1,135)	$(2,172)	$1,676	$17,992

Year ended December 31, 2008:
Deducted from asset accounts
Allowance for doubtful accounts	$11,485	$12	$(1,031)	$(822)	$9,644
Allowance for inventories
— Net realizable value	3,247	25,144	(142)	(1,967)	26,282
— Obsolescence	1,775	1	(1,164)	(179)	433
Allowance for deferred tax assets	1,485	5,227	—	(29)	6,683

	$17,992	$30,384	$(2,337)	$(2,997)	$43,042

Due to changing market conditions in the wire & cable industry, the Company evaluates the inventory in all of its product lines on a periodic basis. As a result, a reserve for inventory obsolescence of $896 and $1 were recognized for the years ended December 31, 2006 and 2008, respectively. A recovery for obsolescence of $909 was recognized, as a credit to cost of sales, for the years ended December 31, 2007. In addition, inventory write-down to net realizable value of $1,121 were charged to cost of sales in 2006 and a decrease of $363 in the net realizable value allowance was recognized as credit to cost of sales, for finished goods written down to net previous years, which were sold at above net realizable value in 2007.

During 2008, the decreases in commodity prices, including that of copper, resulted in a write-down of the carrying cost of the Company’s inventory as of December 31, 2008. Copper prices on the London Metal Exchange (the “LME”) have fallen from an average monthly high of $8,685 per metric ton in April 2008 to only $3,072 per metric ton in December 2008. In addition, sales towards the end of 2008 have decreased due to the worldwide economic slowdown thereby increasing our inventory levels at year end. As a result of the fall in commodity prices and our high inventory levels, a reserve of $25,144 for inventory write-down to net realizable value was charged to cost of sales in 2008. The allowance for inventory losses is based on the Company’s best estimates of product sales prices and customer demand patterns, and its plans to transition its products. As a result of the commodity market’s dynamic nature, it is at least reasonably possible that the estimate used by the Company to determine its allowance for inventory losses may be more or less than the actual amount or results in the near term.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
11.	INCOME TAXES

Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax is imposed upon payments of dividends by the Company to its shareholders.

The Company’s investments in the Operating Subsidiaries are held through subsidiaries incorporated in the British Virgin Islands (“BVI”). Under current BVI law, dividends from the BVI subsidiaries’ investments are not subject to income taxes and no withholding tax is imposed on payments of dividends by the BVI subsidiaries to the Company.

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the People’s Republic of China and Myanmar. The corporate income tax rate in Singapore was 20%, 18% and 18% for 2006, 2007 and 2008, respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2008 and a withholding tax of 10% is levied on dividends received by the Company. In Australia, the corporate income tax rate was 30% for 2006/2007, 2007/2008 and 2008/2009 tax years. The applicable corporate income tax rate for the subsidiaries in the People’s Republic of China was 33% for 2006 and 2007 and 25% for 2008. The corporate income tax rate for Myanmar was 30% for 2006/2007, 2007/2008 and 2008/2009 tax years.

Pursuant to the Corporate Income Tax Law (the CIT Law) of the PRC came into effect on January 1, 2008, all the enterprises generally are subject to corporate income tax at an effective rate of 25% on income as reported in their statutory accounts (2007: 33%). The enterprise is located in specially-designated regions or cities enjoyed the preferential policy in the form of a reduced tax rate shall have five years from the time when the CIT Law takes effect to transition progressively to the legally prescribed tax rate. During this period, an enterprise that enjoyed the 15% corporate income tax rate shall be subject to the 18% tax rate for the year 2008, 20% for the year 2009, 22% for the year 2010, 24% for the year 2011, and 25% for the year 2012.

PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15% (50% of the full rate of 30% State income taxes and no local income taxes). Pursuant to the Notice on the Implementation of the Transitional Preferential CIT Policies Guofa, as of January 1, 2008, the enterprise that enjoyed the 15% income tax rate shall be subject to the 18% for the year 2008. PEWS qualifies for a further reduced rate of 10% if export revenues exceed 70% of its total revenues. PEWS is exempt from income tax for the two years starting from its first profitable year of operations (2001). PEWS is entitled to a 50% tax exemption from the State income taxes for a further three-year period (2003 to 2005) under the Income Tax Law. With the preferential tax rate, current income tax liabilities of PEWS were reduced by approximately $116 for the year ended December 31, 2008. The preferential tax rate also increased the net income per share by $0.008 for the year ended December 31, 2008.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
11.	INCOME TAXES (continued)

Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2006	2007	2008

Thailand	$25,524	$9,116	$(14,453)
Singapore	(2,652)	3,169	(712)
Australia	2,811	6,255	2,731
The People’s Republic of China	10,323	1,318	(5,293)
British Virgin Islands	(1,290)	(3,143)	152
Bermuda	(2,229)	(3,679)	(2,351)

	32,487	13,036	(19,926)
Equity investees
The People’s Republic of China	—	(123)	(142)
British Virgin Islands	73	247	—

	73	124	(142)

	$32,560	$13,160	$(20,068)

Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2006	2007	2008

Allocated to net income (loss)

Current:
Thailand	$7,578	$5,701	$1,514
Singapore	(168)	194	132
The People’s Republic of China	1,888	662	(679)
Australia	1,382	1,710	1,310

Total current	10,680	8,267	2,277

Deferred:
Thailand	(71)	(2,128)	(865)
Singapore	334	(3)	—
The People’s Republic of China	(110)	(56)	1,135
Australia	(576)	218	(415)

Total deferred	(423)	(1,969)	(145)

	$10,257	$6,298	$2,132

Allocated to other comprehensive loss	$(92)	$(6)	$(27)

11.	INCOME TAXES (continued)
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
At December 31, 2006, 2007 and 2008, the Operating Subsidiaries had net operating loss carry forwards of approximately $19,460, $5,970 and $16,643, respectively. The remaining net operating losses can be carried forward indefinitely, subject to any condition to be met under the relevant tax laws of the respective jurisdictions. The utilization of these net operating loss carry forwards is subject to agreement by the income tax authorities in the respective jurisdictions.

The parent company’s tax is filed in Bermuda, which does not have a statutory tax rate. Therefore the provision for income taxes differs based on the taxes incurred by the Operating Subsidiaries, in their respective jurisdiction. The principal reasons for the differences are listed in the following table:

	Year ended December 31,
	2006	2007	2008
Higher statutory tax rate in:

Thailand	$5,869	$1,966	$(3,887)
Singapore	(530)	634	(128)
Australia	843	1,899	830
People’s Republic of China	1,411	305	(763)

	7,593	4,804	(3,948)

Expenses not deductible for tax purposes	4,541	4,163	894
Changes in valuation allowance	(1,686)	(2,856)	5,198
Others	(191)	187	(12)

Total charge for the year	$10,257	$6,298	$2,132

Deferred tax liabilities and assets comprised the following:

	2007	2008
Deferred tax liabilities:

Tax over book depreciation	$(275)	$(275)
Book over tax basis in subsidiaries	(1,511)	(1,022)

Total deferred tax liabilities	(1,786)	(1,297)

Deferred tax assets:
Unused tax losses and unused tax credits	1,687	837
Allowance for doubtful accounts	3,374	2,540
Allowance for inventories	772	7,365
Allowance for impairment in investment	610	540
Others	82	97

Total deferred tax assets	6,525	11,379
Valuation allowance for deferred tax assets	(1,485)	(6,683)

Total deferred tax assets	5,040	4,696

Net deferred tax assets	$3,254	$3,399

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
11.	INCOME TAXES (continued)

The amount of deferred tax liabilities and assets at December 31, 2007 and 2008 were as follows:

	December 31,
	2007	2008
Gross current deferred tax liabilities	$(561)	$(72)

Gross current deferred tax assets	4,312	10,091
Valuation allowance for deferred tax assets	(1,254)	(7,028)

	3,058	3,063

Net current deferred tax assets	2,497	2,991

Gross long-term deferred tax liabilities	(1,225)	(1,225)

Gross long-term deferred tax assets	2,213	1,633
Valuation allowance for deferred tax assets	(231)	—

	1,982	1,633

Net long-term deferred tax assets	757	408

Net deferred tax assets	$3,254	$3,399

The deferred tax liabilities and assets are presented in the accompanying consolidated balance sheets as follows:

	December 31,
	2007	2008
Current
Deferred tax assets	$2,481	$3,064
Deferred tax liabilities	(561)	(65)

Total current	1,920	2,999

Long-term
Deferred tax assets	2,032	1,182
Deferred tax liabilities	(698)	(782)

Total long-term	1,334	400

Net deferred tax assets	$3,254	$3,399

Undistributed earnings of the Company’s foreign subsidiaries included in the Company’s retained earnings amounted to approximately $30,000, $32,697 and $19,165 as of December 31, 2006, 2007 and 2008, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. Except for earnings relating to a subsidiary in Thailand, the Company has no intention of distributing the earnings that are subject to withholding taxes. Withholding taxes of approximately $128 would be payable upon remittance of all previously unremitted earnings of that subsidiary, to the extent allowed by the subsidiary’s articles of association, as of December 31, 2008.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
11.	INCOME TAXES (continued)

The management estimated and accrued a tax provision in the amount of $156 and $nil during 2007 and 2008 as the Company determined that it is more-likely-than-not that income derived from certain activities may be subject to taxes in offshore locations that have a higher tax rate. The accrued tax provisions were recorded in income tax liabilities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had deferred tax assets totaling approximately $6,525 and $11,379 at December 31, 2007 and 2008, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $1,485 and $6,683 at December 31, 2007 and 2008, respectively.

The net change in valuation allowance for the years ended December 31, 2006, 2007 and 2008 was an increase (decrease) of approximately $(1,686), $(2,856) and $5,198 respectively, resulting primarily from net operating (gains) losses generated during the respective years.

On July 13, 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

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

As of December 31, 2007 and 2008, the Company is subject to taxation in The People’s Republic of China, Hong Kong, Australia, Thailand, and Singapore. The Company’s tax years for 1999 and forward are subject to examination by the tax authorities in the jurisdictions where the Company is subject to taxation.

As of December 31, 2007 and 2008, the amount of unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate is $130 and $76, respectively. The Company recognized $440 and $391 in interest and penalties during 2007 and 2008. As of December 31, 2007 and 2008, the Company recognized $2,214 and $2,540, respectively of interest and penalties.

Change in Uncertain Tax Positions

	December 31,
	2007	2008
Balance at January 1	$—	$475
Adoption of FIN 48 effective January 1, 2007	220	—
Additions based on tax positions related to the current year	213	—
Additions for tax positions of prior years	42	5
Settlements	—	(58)

Balance at December 31	$475	$422

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

		Unrealized
		gains
		(losses) on
	Currency	available-
	translation	for- sale
	adjustments	securities	Others	Total

Balance at January 1, 2006	$(28,140)	$532	$—	$(27,608)

Currency translation adjustment	9,822	—	—	9,822
Realized gain on liquidation of subsidiary	(1,801)	—	—	(1,801)
Deferred taxes relating to realized gain on liquidation of subsidiary	556	—	—	556
Gain realized on sale of available-for-sale securities	—	(601)	—	(601)
Deferred taxes relating to realized gain on sales of available-for-sale securities	—	258	—	258
Unrealized losses on available-for-sale securities	—	(156)	—	(156)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	92	—	92

Balance at December 31, 2006	(19,563)	125	—	(19,438)
Currency translation adjustment	15,179	—	—	15,179
Gain realized on sale of available-for-sale securities	—	(34)	—	(34)
Deferred taxes relating to realized gain on sales of available-for-sale securities	—	6	—	6
Unrealized losses on available-for-sale securities	—	(12)	—	(12)
Deferred taxes relating to unrealized losses on available-for-sale securities	—	6	—	6
Pension benefits recognized under SFAS 158	—	—	(71)	(71)

Balance at December 31, 2007	(4,384)	91	(71)	(4,364)
Currency translation adjustment	(8,994)	—	—	(8,994)
Unrealized losses on available-for-sale securities	—	(45)	—	(45)
Deferred taxes relating to unrealized losses	—	27	—	27
Pension benefits recognized under SFAS 158	—	—	7	7

Balance at December 31, 2008	$(13,378)	$73	$(64)	$(13,369)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
13.	COMMITMENTS AND CONTINGENCIES
(a)	Leases

The Company leases certain machinery and equipment under capital leases for 2007 and 2008.

The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following as of December 31, 2008:

	Capital Leases	Operating Leases

2009	$219	$608
2010	116	372
2011	29	356
2012	29	284
2013	29	289
Thereafter	—	2,449

Total minimum lease payments	$422	$4,358

Amounts representing interest	(36)

Present value of net minimum lease payments	$386

Rental expense consisted of the following:

	2006	2007	2008
Rentals under operating lease	$738	$766	$658

The current and non-current portion of the capital lease liabilities of $196 and $190 as of December 31, 2008 are included in other current liabilities and other liabilities, respectively. The capital lease liabilities are secured by a charge over the leased machinery and equipment at cost of $537 and $407 as of December 31, 2007 and 2008, respectively. The accumulated depreciation of these leased assets as of December 31, 2007 and 2008 amounted to $214 and $219, respectively.

The average discount interest rate implicit in the lease is 7.8% and 9.25% for 2007 and 2008, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
13.	COMMITMENTS AND CONTINGENCIES (continued)
(b)	As of December 31, 2008, there were outstanding bank guarantees of $20,962 (2007: $50,221) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(c)	As of December 31, 2008, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $79,891 (2007: $79,743) in respect of banking facilities extended to two Operating Subsidiaries.

(d)	As of December 31, 2008, Charoong Thai has contract commitments to purchase totaling $2,051 to $4,657 (2007: $47,431 to $71,147), of raw materials from third parties at the prices stipulated in the contracts.

(e)	As of December 31, 2008, Sigma Cable has committed to sell/deliver copper cables at a predetermined price totaling $10.9 million throughout 2008. As of December 31, 2008 the estimated fair value gain not recognized in the financial statements relating to this commitment is approximately $4.88 million.

(f)	Sigma Cable has agreed to provide continuing financial support to APEC to enable APEC to meet its liabilities as and when they fall due. The letter of awareness from Sigma Cable with an ownership covenant requires Sigma Cable to maintain a minimum of 85% of interest in APEC.

(g)	Approximately $2,159 of property, plant and equipment of a subsidiary in the People’s Republic of China is located on a piece of leasehold land held by an equity investee. The equity investee has obtained the land use right certificate in respect of the said land on August 20, 2008.

(h)	The Company provided a corporate guarantee not exceeding the sum of $2,761 (AUD 4 million) to a third party for the procurement of copper by a subsidiary company. The guarantee period is for one year. The latest renewal was made on January 16, 2008 and the guarantee will expire on February 28, 2009.

(i)	The Company provided a corporate guarantee not exceeding the sum of $7 million for bank credit line of one Thailand subsidiary; and a corporate guarantee not exceeding the sum of $3,466 (SGD 5 million) for the bond facility of Sigma Cable. Any settlement, discharge or release for these guarantees will be conditional upon on securities or payment to the Beneficiaries.

(j)	In February 2008, Supreme Court in Singapore rendered a decision against Sigma Cable in which Sigma Cable is found liable to one of its customers for damage approximately in an amount of $886. Sigma Cable appealed the decision. However, the management believed that it was more likely than not that the Company’s appeal would not be successful. Therefore, this amount has been accrued as of December 31, 2005. The appeal was dismissed on October 21, 2008.

(k)	A customer of Sigma Cable has claimed for damages relating to the termination of Sigma Cable’s purchase agreement with the customer. As at the date of this report, neither of the parties has started legal action, hence, the outcome of any potential litigation is still uncertain and the amount of damages is yet to be assessed.

(l)	As disclosed in Note 1, on June 28, 2007 SOF acquired the Sino-JP shares pursuant to a share purchase agreement (the “Purchase Agreement”), and entered into a shareholders’ agreement with the Company and PEWC (the “Shareholders/ Agreement”). On March 27, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC and entered into an Amended and Restated Shareholders’ Agreement with the Company and PEWC (the “Amended Shareholders’ Agreement”). Among other things, the Amended

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
13.	COMMITMENTS AND CONTINGENCIES (continued)
Shareholders’ Agreement grant to the Company an extension for listing its common shares on a national exchange until February 2011 and provides for the following:

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

Registration Rights

The Company has prepared and filed with the SEC a registration statement on From F-1 covering the resale of the “Registrable Securities” for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, which registration statement was declared effective under the Securities Act by the SEC on March 11, 2009. “Registrable Securities” includes the shares beneficially owned by SOF.

Subject to the Amended Shareholders’ Agreement, the Company must use its reasonable best efforts to keep such registration statement continuously effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144 of the Securities Act of 1933 and (ii) SOF receives freely transferable shares from the Issuer’s transfer agent.

If any such registration statement ceases to remain continuously effective for any reason after the effectiveness date and during any time when the registration statement is required to be effective, or SOF is otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, in either case, for more than thirty (30) consecutive trading days or more than an aggregate of sixty (60) trading days during any twelve month period (an “ Event “), then the “Put Right” (defined below) will become immediately exercisable and will continue until such event has been cured.

Put Right and Option

Under the terms of the Amended Shareholders’ Agreement, SOF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from SOF upon the occurrence of a Put Event, all Registrable Securities then owned by SOF (the “ Put Shares “), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed (x) from June 28, 2007 through May 31, 2010 at a rate per annum that shall be equal to the Libor Rate plus fifty (50) basis points (compounded annually), and (y) from June 1, 2010 until the Put Closing (defined below) at a rate per annum that shall be equal to the Libor Rate plus one hundred and fifty (150) basis points (compounded annually) (the “ Put Right “). If the Put Event terminates prior to the closing of such Put Right, the exercise of the Put Right is deemed rescinded and the transaction relating to the Put Right is deemed cancelled, but this will not terminate the existence of a future Put Right upon the triggering of a future Put Event.

A “Put Event” means any date (i) after March 11, 2009 whereby an Event has occurred and continues to occur, or (ii) after February 1, 2011 whereby the shares are not listed on a US Securities Market, which means any of the Nasdaq Stock Market, Inc. (Global Market or Global Select Market), the NYSE Alternext U.S. (f/k/a the American Stock Exchange LLC), the New York Stock Exchange LLC or one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore. The

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
13.	COMMITMENTS AND CONTINGENCIES (continued)
“Put Price” means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) Shares purchased under preemptive right provisions of the Amended Shareholders’ Agreement, and aggregate amount equal to the purchase price thereof.

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2008, one Thailand subsidiary’s customer accounted for 12% of the Company’s accounts receivable.

The Company is exposed to credit loss in the event of non-performance by counter parties on foreign exchange contracts, but the Company does not anticipate non-performance by any counter parties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
14.	FINANCIAL INSTRUMENTS (continued)
(b)	Fair Value Disclosures

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value because of the short-term maturity of these instruments.

Bank deposits: The carrying amount reported in the balance sheet for bank deposits approximates its fair value because of the short-term maturity of these instruments.

Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair values because of the short-term maturity of these instruments.

Related party balances: The carrying amounts reported in the balance sheet for related party balances approximate their fair values because of the short-term maturity of these instruments.

Long-term and short-term debt: The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. As of December 31, 2008, the Company had no non-interest bearing long-term debt outstanding with a related party. The fair value of the non-interest bearing short-term debt from related parties is not determinable because of the related party nature of the debt and the fact that they have no stated due dates.

Investment securities: The fair values of marketable equity securities are based on quoted market prices, details of which are set out in Note 7. In accordance with SFAS No. 157, the marketable securities are classified within Level 1 of fair value hierarchy. The fair values for debt securities and equity securities in privately-held companies are based on discounted cash flow analysis using current interest rates for instruments with similar maturities. It is not practicable to estimate the fair values of the equity investments that do not have a quoted market price, without incurring excessive costs. In accordance with SFAS No. 157, the such instruments are classified in the Level 3 of fair value hierarchy.

Forward exchange contracts: The fair values of forward exchange contracts are estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences. The foreign currency forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

There are no significant differences between the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2007 and 2008.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2008, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
14.	FINANCIAL INSTRUMENTS (continued)

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Marketable securities:
Listed securities traded on SET	$68	$—	$—	$68
Investment in equity investees:	—	—	4,103	4,103
Long-term investment:
Equity securities in privately-held companies — Thai Metal Processing	—	—	544	544
Foreign currency forward contracts net payable	—	(107)	—	(107)

Total	$68	$(107)	$4,647	$4,608

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instrument consists of equity securities in privately-held companies.

	Equity securities in
	privately-held	Investment in equity
	company	investees
Balance, beginning of period	$—	$—
Transfer to Level 3	544	4,245
Total realized (loss) included in earnings	—	(142)

Balance, end of period	$544	$4,103

The realized (loss) included in earnings for the year ended December 31, 2008, are reported in share of net gain of equity investees.
15.	CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

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

Changes in exchange rates influence the Company’s results of operations. The Company’s principal operations are located in Thailand, the People’s Republic of China (“PRC”) and Singapore and a substantial portion of its revenues are denominated in Thai Baht, PRC Renminbi (“RMB”) or Singapore dollars, whereas a substantial portion of the Company’s cost of sales are denominated in US dollars. Any devaluation of the Thai Baht, RMB or Singapore dollar against the US dollar would have an adverse impact on the operations of the Company.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
15.	CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS (continued)

expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Shortages in the availability of foreign currency may restrict the ability of the Company’s subsidiaries in the PRC to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency-denominated obligations.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

	December 31,
	2007	2008

Due from:
PEWC	$2,076	$639
PEWC, Singapore Branch	955	1,000
Italian-Thai Development Public Company Limited (“Ital-Thai”) and its affiliates	3,566	3,176
SPHC	1,544	1,390
A director of Siam Pacific	13	12
Shandong Yanggu Wire & Cable Corp Ltd (“Shandong Yanggu”)	431	699
Others	53	6

	$8,638	$6,922

Due to:
PEWC	$24,577	$19,140
PEWC, Singapore Branch	892	890
PEWC Singapore Co. (Pte) Ltd.	1,183	1,230
Shandong Yanggu	719	383
Fujikura Limited	220	292
Thai Metal Processing Co., Ltd.	147	27
SPHC	2,855	2,642
Shandong Huayu	1,208	1,170
Shandong Rubber Cable	—	14
Others	—	23

	$31,801	$25,811

Short-term loans from:
Moon View Venture Limited (“Moon View”)	$1,537	$1,732
Pacific Overseas Investment Management Ltd	195	—

	$1,732	$1,732

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

	December 31,
	2007	2008

Loans from PEWC Singapore Co. (Pte) Ltd	$240	$—
Less: short term portion	(240)	—

Long term portion	$—	$—

The long term loans from PEWC Singapore Co. (Pte) Ltd have a term of three years and were due in March 2007 and are uncollateralized. Partial repayment was made in 2007 and the remaining balance of $240 was repaid in 2008.

The transactions undertaken with related parties can be summarized as follows:

	Year ended December 31,
	2006	2007	2008

Purchases of copper from PEWC	$54,403	$55,360	$46,882
Purchases of power cables from PEWC	18,587	11,442	6,631
Sales to Ital-Thai and its affiliates	11,615	8,538	5,427
Sales to Shandong Yanggu	141	572	428
Purchases of raw materials from Thai Metal Processing Co. Ltd	1,196	1,222	1,456
Purchases of goods from Fujikura Limited	1,109	766	1,133
Interest expense paid to PEWC	491	472	275
Interest expense paid to PEWC Singapore Co. (Pte) Ltd.	52	64	47
Interest income from Italian Thai Development Public Co Ltd	—	—	75
Management fee paid to PEWC	152	98	189
Management fee paid to Ital-Thai	32	—	—
Management fee received from PEWC, Singapore Branch	12	12	13
Purchases of goods from PEWC	—	—	713
Purchases of goods from Shandong Yanggu	43	450	586
Dividend income from Thai Metal Processing Co. Ltd.	117	104	130

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
16.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Copper is the major raw material of the Company’s wire and cable products. The Company purchases copper in the form of copper rods and copper cathode. Copper cathode is purchased by Siam Pacific to avoid the high import tariff levied on copper rods. Copper cathode needs to be processed into copper rods prior to the manufacturing of wire and cable products.

Substantially all of the Company’s copper rods are supplied by PEWC while copper cathodes are supplied by unrelated third parties. The price of copper rods purchased from PEWC is determined by reference to the quoted copper prices on the London Metal Exchange (the “LME”) plus a certain premium.

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years 2006, 2007 and 2008.

Pursuant to the composite services agreement:
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
17.	DEFINED CONTRIBUTION AND BENEFIT PLANS

The Company adopted the recognition and disclosure provisions of SFAS 158, effective December 31, 2006, which changed the manner in which the funded status of the Company’s defined benefit plans is reported in the consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs continue to be deferred and recognized in expense ratably over appropriate future periods, but the overfunded or underfunded status of the defined benefit plans is now measured as the difference between the fair value of plan assets and the projected benefit obligation (“PBO”). This difference is recorded as an asset (if overfunded) or a liability (if underfunded), with a corresponding adjustment to accumulated other comprehensive loss, net of tax. To reflect the funded status of its plans in the consolidated balance sheet upon adopting SFAS 158, the Company recorded an adjustment to increase its liability for pension and other postretirement benefits by $71. Following adoption, as the net unrecognized actuarial loss and unrecognized prior service costs are recognized in net periodic benefit cost in the consolidated statements of operations, those amounts are reclassified from accumulated other comprehensive loss.

SFAS 158 will also require companies to measure the funded status of their defined benefit plans as of the balance sheet date, beginning in fiscal years ending after December 15, 2008. The Company currently measures the funded status of its plan as of the balance sheet date.

The Company has several defined contribution plans covering its employees in Australia, the People’s Republic of China (“PRC”) and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2006, 2007 and 2008 were $815, $785, and $872 respectively.

In accordance with the Thailand labor law, Charoong Thai is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. During the financial year 2008, the Company’s total expense included $191 (2007: $193; 2006: $140). The plan is not funded and the amount is recognized in Other Current Liabilities in the balance sheet. The Company pays to settle the obligations as and when employees retire.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
17.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

In conformity with SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and SFAS 158, “Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans”, the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2007 and 2008 based on the latest actuarial valuation:

	2007	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$1,265	$1,868
Foreign currency translation adjustments	424	(279)
Service cost	102	107
Interest cost	91	88
Benefits paid	(85)	(11)
Actuarial loss (gain)	193	—
Plan amendments	(122)	—

Benefit obligation at end of year	$1,868	$1,773

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer’s contribution

Fair value of plan assets at end of year	—	—

Funded status	$(1,868)	$(1,773)
Unrealized net transition obligation	—	—
Unrecognized net actuarial loss (gain)	—	—

Accrued benefit cost	$(1,868)	$(1,773)

Components of net periodic benefit cost:
Service cost	$102	$107
Interest cost	91	88
Amortizations of:
Unrecognized net transition obligation	—	(6)
Unrecognized actuarial loss	—	2

Net periodic benefit cost	$193	$191

Amounts recognized in accumulated other comprehensive loss consist of the following: (recognized under SAFS 158)
Actuarial loss	$193	$163
Prior service cost (credit)	(122)	(99)

Total recognized in other comprehensive loss	$71	$64

The accumulated benefit obligations amounted to $1,868 and $1,773 as at December 31, 2007 and 2008, respectively.

The estimated net loss and prior service cost (credit) for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $2 and $(6), respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
17.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2008, 2007 and 2006 are as follows:

	2006 & 2007	2008
Discount Rate	6.0%	5.5%
Rate of Increase in Compensation Levels	5.0%-6.0%	5.0%
Employee turnover rates:-
Prior to age 35	2.0%-10.0%	2.0% - 10.0%
Age 35 to 50	2.0%-5.0%	2.0% - 5.0%
Age 51 to 60	—	—
The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended December 31

2009	66
2010	76
2011	95
2012	38
2013	234
2014 - 2018	811

$1,320

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31,
	2006	2007	2008
Interest paid	$5,551	$7,187	$6,037

Income taxes paid	$5,625	$10,772	$5,177

19.	SEGMENT FINANCIAL INFORMATION

Description of Products by Segment

The Company has three reportable segments — manufacturing of wire and cable products (“Manufactured products”), distribution of copper and cable products manufactured by PEWC (“Distributed products”) and sales, delivery and installation of wires and cables.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
19.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2006	2007	2008
Revenues

Revenues from external customers:
Manufactured products	$439,280	$494,805	$447,848
Distributed products	12,416	10,783	32,415
Sales, delivery and installation of wires and cables	16,421	5,253	20,535

Total revenues from external customers	$468,117	$510,841	$500,798

Intersegment revenues:
Manufactured products	$934	$2,648	$348

Total intersegment revenues	$934	$2,648	$348

Total revenue	$469,051	$513,489	$501,146

Reconciling items
Intersegment revenues	(934)	(2,648)	(348)

Total revenues	$468,117	$510,841	$500,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
19.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2006	2007	2008

Segment profit (loss)
Manufactured products	$58,488	$44,671	$37,267
Distributed products	1,107	80	1,584
Sales, delivery and installation of wires and cables	(284)	(347)	(956)
(Allowance) recovery for inventory reserve	(2,017)	1,272	(25,145)

Total segment profit	$57,294	$45,676	$12,750

Reconciling items
Corporate and other expenses	(28,427)	(29,511)	(29,044)
Exchange gain (loss)	5,464	864	(1,712)
Interest income	705	1,517	990
Interest expense	(5,886)	(7,580)	(5,769)
Share of net gain (loss) of equity investees	73	124	(142)
Gain on liquidation of subsidiary	1,801	—	—
Other income	1,536	2,070	2,859

Total income (loss) before income taxes	$32,560	$13,160	$(20,068)

Segment assets
Manufactured products	$349,082	$373,057	$283,528
Distributed products	293	5,117	10,499
Sales, delivery and installation of wires and cables	187	1,649	416

Total segment assets	$349,562	$379,823	$294,443

Reconciling items
Corporate and other assets	10,765	12,047	11,252
Investment in equity investees	4,238	4,246	4,103

Total assets	$364,565	$396,116	$309,798

Expenditures for additions to long-lived assets
Manufactured products	$5,202	$2,650	$3,383
Corporate	—	—	—

Total expenditure for additions to long-lived assets	$5,202	$2,650	$3,383

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
19.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2006	2007	2008

Depreciation expenses
Manufactured products	$(8,964)	$(9,050)	$(7,645)
Corporate	(25)	(29)	(1)

Total depreciation expenses	$(8,989)	$(9,079)	$(7,646)

Impairment loss
Corporate	$(86)	$(95)	$—

Total impairment expense	$(86)	$(95)	$—

Interest income
Manufactured products	$536	$1,406	$803
Distributed products	69	66	107
Sales, delivery and installation of wires and cables	93	45	75
Corporate	7	—	5

Total interest income	$705	$1,517	$990

Interest expense
Manufactured products	$(5,476)	$(7,184)	$(5,368)
Distributed products	(129)	(250)	(273)
Sales, delivery and installation of wires and cables	(173)	(62)	(128)
Corporate	(108)	(84)	—

Total interest expense	$(5,886)	$(7,580)	(5,769)

Share of net gain (loss) of equity investees
Corporate	$73	$124	$(142)

Total share of net gain (loss) of equity investees	$73	$124	$(142)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
19.	SEGMENT FINANCIAL INFORMATION (continued)

Significant sales of approximately 10% of the total revenue for any of the financial year are to a customer, SP Powerassets, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables, which can be summarized as follows:

	Year ended December 31,
	2006	2007	2008

Manufactured products	$3,217	$7,114	$11,973
Distributed products	11,668	6,710	27,162
Sales, delivery and installation of wires and cables	16,679	5,064	20,535

	$31,564	$18,888	$59,670

Geographic Area Data

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2006	2007	2008

Revenues from external customers
Thailand	$212,204	$249,337	$216,364
Singapore	49,134	47,798	62,810
Australia	58,277	55,789	86,625
The People’s Republic of China	148,502	157,917	134,999

Total revenues from external customers	$468,117	$510,841	$500,798

Long-lived assets by area:
Thailand	$36,221	$37,037	$29,027
Singapore	8,733	8,485	2,841
Australia	4,033	3,965	8,090
The People’s Republic of China	17,148	16,800	16,819
Other	10	32	30

Total long-lived assets	$66,145	$66,319	$56,807

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US Dollars, except share data)
20.	SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, Thai Professional, SPHC, Shandong Huayu and SPRC.

	December 31,
	2007	2008
	Unaudited	Unaudited

Current assets	$26,338	$31,760
Non-current assets	25,261	18,804
Current liabilities	(18,847)	(21,271)
Non-current liabilities	(2,006)	(1,731)

Total shareholders’ equity	$30,746	$27,562

	Year ended December 31,
	2006	2007	2008
	Unaudited	Unaudited	Unaudited

Net sales	$19,016	$24,332	$34,771
Sales less cost of sales	5,279	6,469	9,470
Net income/ (loss)	(516)	127	(1,271)
At December 31, 2008 the Company’s share of the underlying net assets of certain equity investees was higher than its value of the investment in these equity investees, therefore no impairment charge was recorded in 2008. At December 31, 2007 the Company’s share of the underlying net assets of certain equity investees was lower than its value of the investment in these equity investees. Accordingly, the Company recorded an impairment charge in value of its investment in these equity investees amounting to $117.