Form 20-F/A
period 2008-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2009-07-06
CIK 1026980

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
13,830,769 Common Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

EXPLANATORY NOTE
This Amendment on Form 20-F/A (this “Amendment”) to the Annual Report on Form 20-F of Asia Pacific Wire & Cable Corporation Limited (the “Company”) for the fiscal year ended December 31, 2008 (the “Form 20-F”) is being filed by the Company solely for the purpose of amending a technical error in the audited financial statements included in the Form 20-F. Page F-4 of the audited financial statements did not disclose that the number of authorized shares of the Company was increased from 20,000,000 to 50,000,000 effective as of September 8, 2008, as was disclosed on pages 8, 27 and 76 of the Form 20-F. The audited financial statements are amended herein to disclose this increase in both the balance sheets and in note 1. No other changes to the Form 20-F have been made in this Amendment.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: July 6, 2009	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

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
Singapore June 29,
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
Authorized shares - 20,000,000 shares (50,000,000 shares as of September 8, 2008)
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

Share Capital

On September 8, 2008, the Company’s shareholders approved an increase to the authorized share capital from 20,000,000 Common Shares, $0.01 par value per share, to 50,000,000 Common Shares, $0.01 par value per share.

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