Form 20-F
period 2009-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2010-05-14
CIK 1026980

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
     Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; global, regional or national economic and financial conditions, including events such as the financial crisis that commenced in 2008 and the consequent economic recession, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; the availability and price of copper, our principal raw material; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service, and meet all requirements under, our debt, and to maintain adequate credit facilities and credit lines; our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; increased exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; price competition and other competitive pressures; the impact of climate change on our business and operations and on or customers; our ability to avoid limitations on utilization of net losses for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).
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
Item 2: Offer Statistics and Expected Timetable
     (Not applicable)
Item 3: Key Information
          3.1 Selected Consolidated Financial Data
     The following selected consolidated financial data is derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the “Company”) for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, prepared in accordance with U.S. GAAP.
     The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5: Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18: Financial Statements.”

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share amounts)
Income Statement Data:
Net sales	$337,262	$468,117	$510,841	$500,798	$362,231
Cost of sales	(300,656)	(410,823)	(465,165)	(488,048)	(315,840)

Gross profit	36,606	57,294	45,676	12,750	46,391
Operating expenses	(26,553)	(27,612)	(29,451)	(29,044)	(27,855)
Impairment loss	(3,223)	(86)	(95)	—	(77)

Operating profit/(loss)	6,830	29,596	16,130	(16,294)	18,459
Exchange gain/(loss)	(3,137)	5,464	864	(1,712)	528
Net interest (expense)	(2,747)	(5,181)	(6,063)	(4,779)	(2,139)
Share of net income/(loss) of equity investees	170	73	124	(142)	(40)
Gain on liquidation of subsidiary	—	1,801	—	—	568
(Loss)/gain on sale of investment	(259)	(729)	35	—	—
Others	829	1,536	2,070	2,859	2,196

Income/(loss) before income taxes and minority interests	1,686	32,560	13,160	(20,068)	19,572
Income taxes	(3,860)	(10,257)	(6,298)	(2,132)	(5,344)
Non-controlling interests	(2,783)	(9,330)	(2,029)	8,551	(4,139)

Net income/(loss) attributable to APWC	$(4,957)	$12,973	$4,833	$(13,649)	$10,089

Earnings/(loss) per share(1)	$(0.36)	$0.94	$0.35	$(0.99)	$0.73

(1)	The calculation of the earnings/(loss) per share is based on 13,830,769 Common Shares issued and outstanding for the years ended December 31, 2005, 2006, 2007, 2008 and 2009.

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$20,748	$24,664	$29,127	$37,510	$41,534
Working capital	80,350	108,084	132,409	100,428	127,139
Total assets	262,938	364,565	396,116	309,798	296,052
Total debt	58,438	100,195	104,146	59,694	38,917
Total shareholders’ equity	97,622	118,765	136,783	114,129	127,392
          3.2 Exchange Rates
     Unless otherwise specified, all references in this Annual Report to “$,” “U.S. dollars” or “US$” are to United States dollars; all references to “Bt,” “Thai Baht” or “Baht” are to Baht, the legal tender currency of Thailand; all references to “S$” are to Singapore dollars, the legal tender currency of Singapore; all references to “A$” are to Australian dollars, the legal tender currency of Australia; and all references to “RMB” are to Chinese Renminbi, the legal tender currency of China.
     Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2009. The respective Noon Buying Rates on December 31, 2009 were US$1.00 = Bt 33.33; S$1.404; RMB 6.826; and A$1.11. The respective Noon Buying Rates on May 5, 2010, the latest practicable date before publication of this Annual Report, were US$1.00 = Bt 32.35; S$1.392; RMB 6.826 and A$1.10. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.
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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)
2005	40.99	40.34	42.08	38.21
2006	36.10	37.68	40.76	35.19
2007	29.50	32.02	35.96	29.28
2008	34.72	33.13	35.72	29.36
2009	33.33	34.30	36.25	33.10

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2009	33.46	33.11
December 2009	33.37	33.10
January 2010	33.18	32.85
February 2010	33.18	33.00
March 2010	32.84	32.28
April 2010	32.38	32.16

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

	At
	Period
Year Ended December 31,	End	Average(1)	High	Low
	(S$ per $1.00)
2005	1.663	1.665	1.706	1.618
2006	1.534	1.580	1.652	1.534
2007	1.436	1.501	1.543	1.436
2008	1.438	1.410	1.529	1.347
2009	1.404	1.452	1.557	1.380

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2009	1.402	1.380
December 2009	1.408	1.380
January 2010	1.406	1.388
February 2010	1.423	1.405
March 2010	1.406	1.393
April 2010	1.399	1.368

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
     China
     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade. The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Renminbi. No representation is made that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Renmimbi, as the case may be, at any particular rate or at all.

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Rmb per $1.00)
2005	8.070	8.183	8.277	8.070
2006	7.804	7.958	8.070	7.804
2007	7.295	7.581	7.813	7.295
2008	6.823	6.919	7.295	6.780
2009	6.826	6.830	6.847	6.818

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2009	6.830	6.826
December 2009	6.830	6.824
January 2010	6.830	6.826
February 2010	6.833	6.826
March 2010	6.827	6.825
April 2010	6.828	6.823

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)
2005	1.362	1.312	1.377	1.254
2006	1.268	1.319	1.417	1.264
2007	1.139	1.184	1.295	1.067

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)
2008	1.141	1.177	1.647	1.021
2009	1.114	1.252	1.587	1.067

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2009	1.113	1.067
December 2009	1.139	1.079
January 2010	1.127	1.075
February 2010	1.160	1.112
March 2010	1.111	1.084
April 2010	1.091	1.069

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
          3.3 Risk Factors
               3.3.1 Risks Related to the Global Economic and Financial Crisis
     Commencing in early 2008, numerous cataclysmic economic and financial events roiled global and national financial markets and the international business community, including the sudden collapse of certain leading financial institutions, widespread default on various credit instruments, the collapse of the U.S. and other housing markets, a dramatic de-leveraging of capital investment and other business activities and a marked reduction in the availability of credit for businesses. These events unfolded quite quickly and unexpectedly and are widely considered to be key factors in the deep economic recession that adversely impacted the global economy generally and the Company in particular.
     Dramatic declines in the U.S. housing market in 2008, continuing into 2009, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have ceased to provide, or severely curtailed, funding to even the most credit-worthy borrowers or to other financial institutions. The continuing shortage of available credit and lack of confidence in the financial markets has materially and adversely affected the trading price of the Company’s Common Shares and could materially and adversely impact its access to capital and its financial condition.
     Continued turbulence in the U.S. and international markets and economy may adversely affect the Company’s liquidity, its ability to access the capital markets, its financial condition and the willingness or ability of certain counterparties to do business with the Company.

     While the Company does not engage in trade or business within the United States, its customers and suppliers, and the markets in which the Company engages in its business, are materially affected by the health of the U.S. economy, which in general has global consequences. The financial crisis that started in the United States spread to the economies of other industrialized and developed nations and emerging markets as well. The result was a global downturn in economic activity and a liquidity crisis for many financial institutions and their customers. Credit availability in the markets in which the Company conducts its business was materially reduced.
     Actual and Possible Impacts on the Company
     The deterioration of economic conditions resulting from the current global financial and credit crisis and economic downturn has and may well continue to adversely affect each of the markets in which the Company sells and distributes its products and provide services. In certain markets, sales have stagnated or even decreased as there has been a reduction in infrastructure development by governmental entities in certain instances and in capital expenditures and construction by private companies in anticipation of the fall in demand in the residential and commercial building markets. Many customers have also delayed their construction projects in the current weak market environment. The reduction in the manufacture of electronic products for export or local consumption has also reduced our sales of enameled wire. Copper prices on the London Metal Exchange (LME) fell from an average monthly high of $8,685 per metric ton in April 2008 to only $3,072 per metric ton in December 2008. In addition, sales towards the end of 2008 and into 2009 decreased due to worldwide economic downturn, thereby increasing our inventory levels at year end. Nevertheless, subsequently as a result of the commodity market’s dynamic nature, the copper prices on the LME have bounced back to $6,648 average in 2009, resulting in a better turnover for the second half of the year. With the fall in copper and commodity prices in the past, customers have sometimes been withholding orders in the expectation that prices may drop further.
     The Company experienced the impact of the economic crisis beginning in the second half of 2008 and into first half of 2009, which included lower sales and lower gross margins as compared to the first half of 2008 and the second half of 2007. The lower results in 2009 were primarily due to reduced order flow from customers However, with the re-bound of copper price in 2009, the customers were willing to accept a higher sales price from APWC in the beginning. Revenue for 2009 was $362.2 million, representing a 27.7% decline from 2008. Gross margin in the second half of 2009 decreased slightly by 1.2% as compared to the first half of 2009, primarily due to some pre-determined supply contracts to the customers in the first half. However, sales in the second half of 2009 increased by $60.8 million or 40% as compared to the first half of 2009.
     The Company is unable to determine the precise impact of the global economic crisis on its operations and cash flow since results are also affected by factors that are or may be unrelated to the economic crisis, such as the completion of routine purchase cycles by customers and the completion, suspension or termination of large infrastructure projects. However, the Company has concluded that current economic uncertainty has affected and will likely continue to have a significant impact on the Company’s operations and cash flow. Specifically, the operating subsidiaries may encounter greater difficulty in raising new banking facilities and loans to support their working capital requirements in the current environment where banks are less willing to offer new facilities. Governments in certain countries, such as China, Thailand and Singapore, have pledged to increase infrastructure and construction spending to boost or maintain economic growth. Assuming those pledges are acted upon, those developments will likely have a favorable impact on our sales of manufactured products. However, the Company’s results for the first half of 2009 indicate that actual or planned governmental increases in allocations for expenditures on infrastructure development have not yielded any sustainable increase in sales of the Company’s products, particularly when the government’s focus was on additional housing and mass public transportation projects such as, among other things, cross-island passage ways. In addition, the re-bound in the trading prices of many public companies and the increases in major indices on a number of national exchanges since the lows of March 2009 have not translated into a material increase in customer behaviors with either private or government sponsored projects. The Company believes that any efforts to forecast likely future performance with any degree of specificity would be fraught with uncertainty due to the suddenness and severity of the financial crisis. In addition, the apparent recent stabilization of the global capital markets and increase in economic activity cannot be taken as certain indicators that the global recession is over and that sustained economic growth is assured. Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.
     The governments in the countries in which we operate have otherwise predicted slower economic growth for the fiscal year 2010. For purposes of planning and prudent management, the Company is presently anticipating that the extremely challenging and difficult economic conditions that faced the global economy throughout 2009 will ease off to a lesser degree and the internal budget prepared by management as a planning tool for 2010 indicates a moderate increase in sales.
     In view of the continuing market challenges facing the Company, and its customers and the markets in which they operate, the Company has taken and continues to implement a number of measures in order to maintain efficient operations. Specifically, the Company has focused increased efforts on collecting its receivables on a timely basis. It is anticipated that some customers will take a longer time to settle their outstanding debts with the Company as they face tightening credit and lower sales themselves, however the Company will actively work with all of its significant customers to reduce collection times and minimize write offs. The Company has also reduced its inventory levels through planned lower raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company has focused also on reducing operating costs where practicable, including headcount restraint. In several of the Company’s subsidiaries, headcount increase has been frozen or even reduced and contract staff have been laid off as deemed necessary. Total headcount number for the entire group was reduced by 97 people from a year ago. The Company has hedged copper in Thailand through copper futures contracts in several instances in order to reduce the effect of the current volatility in copper prices on its operations. The Company is also negotiating and close to finalizing with banks for additional loans and credit facilities.
     We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity during this economically challenging period. The Company is seeking to maintain a strong cash position. While none of the Company’s material lines of credit have been terminated, the Company’s subsidiaries may encounter greater difficulty in raising new banking facilities and loans to support their working capital in the current environment where banks are less willing to offer new facilities. As of December 31, 2009, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $211.2 million. We believe that available and unused amount of credit is sufficient to support our current working capital needs.
     The macroeconomic events and those specific to the Company may have a material adverse impact on the Company’s business operations until such time as the global financial crisis has substantially abated and financial and economic conditions have materially improved. The Company notes, however, that the foregoing is subject to a number of unknown variables, including the impact of actions taken or that may be taken in the future by governmental entities to address the capital needs of banks and other financial institutions and to increase the flow of credit to businesses.
          3.3.2 Risks Related to the Common Shares and Corporate Governance
     Consolidation of Charoong Thai Group Accounts
     As of December 31, 2009, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”). That percentage ownership constitutes a decrease from the Company’s initial ownership percentage and is attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai determined to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below 50%. If the Company’s holding in Charoong Thai were to fall below 50%, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, will not be consolidated but instead will be equity accounted. In such an event, the Company’s accounts will show a decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.
     Potential Illiquidity of Common Shares
     Approximately 75.4% of our Common Shares are either unregistered securities or registered securities held by affiliates, which are subject to restrictions on trading. Accordingly, approximately three quarters of our Common Shares are not fully liquid investments. In the recent past, the volume of trading in our Common Shares has not been substantial. This illiquidity may negatively impact the value of the Common Shares.
     Control of the Company Rests with Majority Shareholder; Controlled Company Exemption; Risks Related to PEWC
     As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”) has sufficient votes to control the outcome of any matters presented for a shareholder vote, including the election of the members of the Board of Directors. PEWC may vote its shares in the Company in the manner that it sees fit. In addition, subject to compliance with applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent it may be required to comply with the terms of the Amended and Restated Shareholders’ Agreement dated March 27, 2009 among the Company, PEWC and SOF Investments, L.P., a Delaware limited partnership which owns beneficially 9.8% of the issued and outstanding Common Shares, and except that it may not engage in conduct oppressive to minority interests under applicable law.
     The Company’s plans include seeking a listing on a national securities exchange, such as Nasdaq or NYSE Amex Equities (formerly known as the American Stock Exchange), as and when the Company meets the listing criteria for one of those exchanges. In the event of a listing on a national securities exchange, the Company intends to rely upon the “controlled company exemption” which will exempt the Company from a requirement to have a board of directors that has a majority of independent directors. The Company may also rely upon Nasdaq Rule 4350(a) or AMEX Company Guide Section 110, each of which would permit the Company to rely in certain instances upon the rules of its home country, Bermuda, which do not require that the board of directors be comprised of a majority of independent directors. Accordingly, even assuming a listing on a national securities exchange, a majority of the Company’s Board may not be comprised of directors independent from any affiliation with the majority shareholder, PEWC.
     PEWC, the majority shareholder, is a Taiwanese company engaged in the manufacture and distribution of wire and cable products in the Taiwan markets. In November 2004, certain former officers and directors of PEWC (the “Former Executives”) were indicted by the Taipei District Prosecutors Office for their breach of trust, embezzlement of corporate funds, making of false accounting records and financial statements, and violation of various Taiwan securities laws. The most serious allegations of corporate theft and misappropriation were directed at Mr. Hu, the former chief financial officer of PEWC. As early as 1992, the Former Executives had incorporated a complex network of companies for the purpose of transferring PEWC funds out of Taiwan and of acquiring overseas investments for their personal benefit. In addition, they borrowed loans from banks for their personal benefit and made PEWC a guarantor for such borrowings, which were eventually repaid by PEWC. In an elaborate concealment scheme, the books of PEWC were balanced by way of fictitious bank deposits with certain banks incorporated in Vanuatu and other remote jurisdictions. The fraudulent actions of the Former Executives were uncovered in 2001 and 2002, when PEWC incurred losses attributable to the scheme equal to approximately $160 million and $669 million, respectively. To the best knowledge of the Company, proceedings against the Former Executives are continuing in the Taipei District Court. However, the Company is not a party to, or otherwise involved in, those proceedings.

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
     A consortium of bank creditors (referred to as the “PEWC Banking Group”) has certain veto rights with respect to material acquisitions or expenditures by PEWC. Unresolved issues regarding PEWC raise a degree of uncertainty regarding its capacity in the future to continue to provide support to the Company as it has in the past with regard to inter-company loans, and with regard to research and development and other services under the Composite Services Agreement (discussed below), in each case on terms more favorable than those that might be available from unaffiliated providers.
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
     Limited Trading Volume on the OTC BB
     Our Common Shares are traded on the over-the-counter bulletin board (the “OTC BB”). Trading in our Common Shares has been limited and there may not exist from time to time an active trading market for our Common Shares. As a consequence, shareholders may find their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market. Thinly-traded equity can be more volatile than equity securities traded in an active trading market. The high and low price for our Common Shares during the past 24 months has been $6.45 and $0.50, respectively. In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of the Common Shares.
     Disclosure Controls and Procedures and Internal Control Over Financial Reporting
     The Company focused on improving its disclosure controls and procedures and its internal control over financial reporting and remediating all material weaknesses, and as a result, both disclosure controls and procedures and internal control over financial reporting were classified as effective as of December 31, 2008, but ineffective as of December 31, 2009 due to the development of material weaknesses. While the Company is taking steps to remediate the material weakness identified as of December 31, 2009, the Company cannot provide any assurances that other material weaknesses will not be identified upon further investigation, such that either disclosure controls and procedures or internal control over financial reporting may be rendered ineffective for a period of time.
     Delinquency in Reporting Obligations; Reporting of Financial Results
     As a foreign private issuer, the Company is currently required to file its annual report on Form 20-F with the SEC within six months following the close of its fiscal year. The Company was not in a position to make the filing of its 2004 annual report on a timely basis. After the expiration of an automatic grace period, on August 29, 2005 the OTC BB delisted the Company for failure to remain current in the filing of its periodic reports. On November 9, 2007, the Company filed its 2004 annual report. On March 17, 2008, the Company filed its combined 2005 and 2006 annual report. The Company then relisted on the OTC BB in April 2008 under the symbol “AWRCF.” On June 28, 2008 and June 26, 2009, the Company filed its 2007 and 2008 annual report, respectively, on a timely basis.

     The Company is currently compliant with its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and believes that it has addressed the corporate governance obstacles that led to its delinquency in filing its 2004, 2005 and 2006 annual reports. However, the Company cannot provide assurances that it will continue to be compliant in its reporting obligations under the Exchange Act. As a foreign private issuer, the Company is not required to provide financial results on a quarterly or semi-annual basis. In addition, Bermuda law does not require the Company to provide interim financial information to its shareholders, whether on a quarterly or semi-annual basis. As such, investors may not have the same access to financial information of the Company as they customarily receive in the case of a domestic issuer disclosing quarterly results on a Form 10-Q.
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
     The Bermuda Companies Act 1981, as amended (the “Companies Act”), subjects our officers and directors to certain fiduciary standards in the exercise of their executive and management duties on behalf of the Company. Under the Companies Act, an officer of ours (which term includes our directors) is subject to a duty of care requiring him to act honestly, in good faith and in the best interests of the Company in the discharge of his duties and to, among other things, give notice to the Board of Directors at the first opportunity of any interest he has in any material contract or proposed material contract with us or any of our subsidiaries. The Companies Act also prohibits us, subject to certain exceptions, from making loans to any directors without first obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting. We do not make any loans to our directors or executive officers in accordance with the provisions of The Sarbanes-Oxley Act of 2002.
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
     Under the terms of the Shareholders Agreement, if the Company failed to fulfill its obligations thereunder, SOF may have a claim for damages against the Company. No such claim has been made. In addition, if the Company fulfilled its reasonable best efforts undertakings but failed to meet one or more of the stated goals, SOF may have a put right of their Common Shares to PEWC. In accordance with those terms, on February 2, 2009, SOF delivered to PEWC notice of its exercise of the put right under the Shareholders Agreement due to the fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009. On March 27, 2009, SOF sold 51% of its Common Shares to PEWC pursuant to the terms of a share purchase agreement between those parties. Upon the consummation of that share purchase agreement, SOF held 1,355,415 registered Common Shares of the Company and PEWC held 1,410,739 registered Common Shares, respectively, representing 9.8% and 10.2% of the outstanding Common Shares, with PEWC holding an additional 7,664,615 unregistered Common Shares, giving it an aggregate of 65.6% of the total issued and outstanding Common Shares. In connection with this transaction, the Company, PEWC and SOF entered into an Amended and Restated Shareholders Agreement, which among other things, granted to the Company an extension for listing the Common Shares on a national Securities Market until February 2011 and maintains for SOF the right to sell its remaining Common Shares to PEWC in the event the Company does not list its Common Shares on a national Securities Market by February 2011. The Amended and Restated Shareholders Agreement also provides for those registration and indemnification rights set forth above in the description of the Shareholders Agreement. While the sale of Common Shares by SOF to PEWC resulted in PEWC holding a higher concentration of Common Shares which may impact liquidity for the other shareholders, the Company does not believe that any definitive impact can be forecasted or determined.
     In addition, sales of Common Shares held by SOF and registered under the shelf registration statement, or any registration statement that goes effective following an exercise of demand registration rights, will increase the number of Common Shares available for purchase in the public market and may adversely affect the value of the Common Shares held by other shareholders. Even without substantial sales by SOF or PEWC of their respective Registrable Securities, the possibility of such sales may create a “market overhang” that has the effect of depressing the trading price of the Common Shares.
     The Company has also granted to SOF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that SOF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.
     Risks Relating to the Settlement Agreement
     Following the acquisition by Sino-JP in 2004 of Common Shares of the Company, a number of disputes arose between PEWC and Sino-JP regarding the governance of the Company and other matters. Specifically, the Board was unable to reach a consensus on the proper treatment of certain doubtful accounts receivable. In addition, the then current Chief Financial Officer of the Company questioned the then current auditors of the

Company regarding the thoroughness of their review of these accounts receivable during the course of their 2004 audit of the Company’s financial statements, which led to the cessation of the 2004 audit by the auditors at that time. The initial narrow dispute between Board members designated by Sino-JP and other Board members regarding the accounting treatment for doubtful accounts receivable grew in scope, such that it became very difficult to achieve a consensus on a number of strategic and operational matters, due to the effective veto right held by the Sino-JP Board designees. On June 28, 2007, the date of the purchase by SOF of the SOF Shares from Sino-JP and the date of the Shareholders Agreement among the Company, PEWC and SOF, the Company and Sino-JP also entered into a comprehensive settlement and release agreement (the “Settlement Agreement”), which dismissed and released all claims between the parties and which put an end to all related litigation. Separately, PEWC also entered into a settlement and release agreement that terminated all disputes and litigation between those parties. Upon the closing of the purchase agreement for the SOF Shares and the Settlement Agreement, all of the directors and officers of the Company designated by Sino-JP submitted their resignations and Sino-JP ceased to have any interest in the Company. As part of the Settlement Agreement, the Company agreed to indemnify all of those Sino-JP designated directors and officers (the “Sino-JP Indemnified Persons”) for all acts or omissions taken in their capacity as a director or officer to the maximum extent permitted under the memorandum of association and the Bye-laws of the Company and the Companies Act. While the Company does not have any knowledge of any claims having been, or threatened to be, asserted against any of the Sino-JP Indemnified Persons, the Company could incur significant costs in the event any claims are asserted or actions commenced against any of the Sino-JP Indemnified Persons for matters within the scope of the indemnification provisions of the Settlement Agreement.
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
     Requirement to Maintain Effectiveness of the Registration Statement and to List on a National Securities Exchange; Effect of the Put of the SOF Shares to PEWC
     Under the Amended and Restated Shareholders Agreement, SOF has retained the right to sell its remaining Common Shares (the “SOF Shares”) to PEWC if the Company does not achieve a listing on a national Securities Market within the time frame provided in the agreement. In addition, the Company has agreed to maintain the effectiveness of the registration statement on Form F-1, for the benefit of SOF, and if the Company fails to do so for any period of thirty (30) consecutive trading days or an aggregate of sixty (60) trading days during any twelve month period, then SOF may, subject to compliance with notice and other procedural requirements, exercise a right to sell its remaining Common Shares to PEWC. At all times, the Company must exercise its reasonable best efforts to comply with its covenants under the Amended and Restated Shareholders Agreement. Otherwise, the Company could be subject to a damages claim by SOF. The Company is using its diligent efforts to bring and maintain current the financial disclosure in the registration statement on Form F-1 covering the SOF Shares and the registered Common Shares held by PEWC.

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
          3.3.3 Risks Relating to Our Business
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
     Risks related to our Customer Base and our Geographic Markets

     Our sales of manufactured and distributed products are made primarily to customers that use our products as components in their own products or in construction or infrastructure projects in which they participate. The volume of our sales is dependent largely on general economic conditions in the markets in which we compete, including how much our customers invest in their own product manufacturing or project development. Decreases in economic activity and investment in the markets where we operate generally will result in lower sales volume and lower net income for the Company.
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

          PRC Regulation of Telecommunications Industry May Adversely Affect the Company’s Operations or Financial Condition
     In addition, the PRC government has considerable control over the structure and overall development of the telecommunications industry in the PRC. Purchasers of our telecommunications cable in China are subject to extensive regulation by and under the supervision of the primary telecommunications industry regulator in China, the Ministry of Industry and Information Technology (the “MIIT”), which was created by the State Council of the PRC in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. As a result of its accession to the World Trade Organization (“WTO”) and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement its commitments to the WTO, the Chinese government has agreed to gradually liberalize the various segments and regions of the telecommunications market to foreign telecommunications operators. Currently, however, the MIIT has only granted licenses to operate fixed-line telecommunications networks (which use our telecommunications cables) to certain domestic entities. As a result, the business of our companies in China may be more dependent on the political stability of the country and continuity of government policy than if there were more consumers of telecommunications cable and if the government-related entities were not so closely involved in the telecommunications industry. Future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructurings, may have a material adverse effect on our business.
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
     We note that we consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and we currently have a backup power system at certain of our production facilities in China.
          PRC Tax Treatments May Adversely Affect the Company’s Operations or Financial Condition
     Certain of our PRC companies enjoy preferential tax treatments, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. On March 16, 2007, the National People’s Congress of the PRC, or NPC, passed the new PRC Enterprise Income Tax Law (the “New EIT Law”). Under the New EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the New EIT Law became effective. Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as such “encouraged” high-tech enterprises will be entitled to a 15% EIT rate. On April 14, 2008, the Measures for the Recognition and Administration of New and High-tech Enterprises (the “Measures”), were promulgated jointly by the Ministry of Science and Technology of the PRC, the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC and became retroactively effective from January 1, 2008. Under the Measures, the term “high-tech enterprise” is defined as a resident enterprise that has been registered in the PRC (excluding Hong Kong, Macao or Taiwan) for more than one year, conducts business in the new and high-tech fields encouraged by government as listed in an appendix to the Measures, continuously undertakes research and development and technology conversion, and relies on self-owned intellectual property rights as the basis of its business operation. Such new and high-tech enterprises may apply for tax incentives. Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) is the only subsidiary of the Company in the PRC that qualifies for these tax incentives provided under the Measures. The income tax rate of PEWS under the revised tax incentive regulations was 20% in 2009, and is scheduled to be 22% in 2010, 24% in 2011 and 25% in 2012.
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
          Recent Labor Law Legislation in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Any of the Company’s staff employed to work exclusively within the PRC are covered by the new law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this new law can be expected to exacerbate the adverse effect of the economic environment on the Company’s results of operations and financial condition. Additionally, this new labor law has affected labor costs of our customers which may result in a decrease in such customers’ production and a corresponding decrease in their purchase of our products.
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
     Although our reporting currency is U.S. dollars, the functional currency of our Thai operations, which accounted for 32.6% of our sales in 2009, is the Baht, the functional currency of our Chinese operations (except for PEWS and CCH HK which are in US$ and account for 17.8%), which accounted for 13.6% of our sales in 2009, is the Renminbi, and the functional currency of our Singapore operations, which accounted for 26.6% of Company sales (including sales of Distributed Products and revenues from SDI project engineering) in 2009, is the Singapore dollar. The functional currency for Australian operation is in Australian dollar and account for 9.4% of total Company sales in 2009. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders’ equity. Any devaluation of the Baht, Singapore dollar or Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.
     Substantially all of the revenues of our operations in China are denominated in Renminbi (with the exception of PEWS and CCH HK). The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is subject to changes in Chinese and international political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The net effect of these adjustments has been to increase the value of the Renminbi against the U.S. dollar. However, the Chinese government is under continuing pressure from the governments of its major trading partners to further increase the value of the Renminbi against the U.S. dollar and other global currencies or to allow the global currency markets to determine the comparative value of the Renminbi against freely-traded global currencies. Fluctuations in exchange rates may adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any declared dividends payable by our operating subsidiaries and joint ventures in China. We cannot assure you that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition.
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
     Risks associated with Required Productivity Increases
     Our business strategy includes a focus on increasing profitability through increased efficiency and productivity. In the event we are not able to implement measures to increase efficiencies and productivity, we may be limited in achieving increased profitability or may become less profitable. Moreover, productivity increases are linked to capacity utilization rates. A drop in the utilization rate of our manufacturing capacity would adversely impact productivity.
     Indebtedness
     As of December 31, 2009, the Company had a total of $279.8 million credit line available to itself, spreading over 22 banks aggregated for all the regions/territories in which we operate. Out of $279.8 million in available credit, $211.2 million was unused. The Company, collectively and on individual basis, is not highly leveraged and it is not likely to become highly leveraged just because it has over 75% of the credit facilities unutilized. Weighted average borrowing rate, for all the outstanding loans combined, would sum up to be 2.6%, which runs slightly lower than like-kind borrowing rates in the marketplace, i.e., three month LIBOR of 0.33% plus 2.5%. None of the loan agreements would prohibit the companies from making acquisitions or paying dividends.
     Composite Services Agreement with PEWC
     We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the “Composite Services Agreement”), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. The Composite Services Agreement is renewable at our option and is currently in force. However, we are unable to predict whether PEWC would, at some future date, seek to limit, or be unable to perform in whole or in part, the business it conducts with the Company pursuant to the terms of the Composite Services Agreement.
     Risks Relating to Thailand
     A substantial portion of our Thai operations, which accounted for approximately 32.9% of our net sales in 2009, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. Recent political upheaval in Thailand has resulted, and may continue to result, in a reduced volume, or cancellation or suspension, of contracts with the Thai government, a significant customer of the Company. The Company’s Thai operations are increasingly vulnerable to uncertainties with regard to payment for current sales and the award of future contracts in view of the ongoing political crisis in Thailand. Additionally, in recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. However, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar. Such fluctuations in the value of the Baht may negatively impact our performance.
     Environmental Liabilities
     We are subject to certain environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances used by us. A risk of environmental liability could arise from our manufacturing activities in the event of a release or discharge by us of a hazardous substance. Under certain environmental laws, we could be held responsible for the remediation of any hazardous substance contamination at our facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future expenditures by us that could materially and adversely affect our financial results, cash flows or financial condition.
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
     International Business Risks
     We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil currently occurring in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and

reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.
Item 4: Information on the Company
          4.1 History and Development of the Company
     General
     Asia Pacific Wire & Cable Corporation Limited was formed on September 19, 1996 as a Bermuda exempted limited liability company under the Companies Act. The address of the Company’s principal place of business is 7/Fl. B, No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, Republic of China, and its telephone number is (886) 2-2712-2558. Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, is the Company’s agent for service of process in the United States.
     The Company is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company (“PEWC”). The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers.
     Principal Capital Expenditures and Divestitures
     Total purchases of property, plant and equipment amounted to $2.7 million in 2007, $3.4 million in 2008 and $3.3 million in 2009. Those purchases related mainly to the capacity expansion of certain subsidiaries in Thailand and China, particularly Charoong Thai, and to the replacement of old equipment at various operating facilities.
          4.2 Certain Recent Events
     As of October 22, 2009, Mr. Frank Tseng was announced by the Board of Directors to the position of Chief Financial Officer of the Company, replacing Mr. Samuel See who had served as interim chief financial officer. Mr. Tseng was previously the Deputy CFO for ABB Taiwan.
     Effective as of February 1, 2010, Mr. Ling Y. Wu resigned as the Company’s Non-Resident Company Secretary. Mr. Tseng replaced Mr. Wu effective as of that date.
     On September 29, 2009, the Company held its annual general meeting of shareholders. At such meeting, each of the directors of the Company was re-elected and Ernst & Young was appointed as independent auditors of the Company for the 2009 fiscal year.
     Until March 27, 2009, SOF Capital, L.P., a Delaware limited partnership (“SOF”), owned twenty percent (20%) of the issued and outstanding Common Shares. On that date, SOF sold 51% of the Common Shares of the Company held by it to PEWC, pursuant to the exercise of certain sale rights under a shareholders agreement dated as of June 28, 2007 (the “Original Shareholders Agreement”) by and among PEWC, SOF and the. In connection with such transaction, the Company, PEWC and SOF entered into an Amended and Restated Shareholders Agreement, pursuant to which, among other things, the Company was granted an extension until February 2011 for it to achieve a listing on a national Securities Market and SOF maintained its right to sell its remaining Common Shares to PEWC if the Company does not achieve that listing.

     On March 11, 2009, the SEC declared effective the Company’s shelf registration statement on Form F-1, which registered the Common Shares of the Company held by SOF (which included the Common Shares sold by SOF to PEWC in the March 27, 2009 transaction). The Company is working diligently to render current the financial disclosure contained in the prospectus that is part of the shelf registration statement on Form F-1 covering the Common Shares held by SOF and certain Common Shares held by PEWC. Actions to be taken by the Company in that regard will include the filing of a post-effective amendment containing the Company’s audited financial statements for the fiscal year ended December 31, 2009.
     On October 22, 2009 the Board passed a resolution whereby in connection with the restructuring plan, Crown Century Holdings Limited (“CCH HK”), a wholly-owned subsidiary of the Company, planned to acquire 51% of the shares Asia Pacific Electric Cable, Pty, Ltd., an Australian company owned 13.79% by APWC and 86.21% by Sigma Cable Co. (Pte) Limited (“Sigma Cable”). The plan would call for a transfer of shares from Sigma Cable for a consideration of $9,958,917, in order to offset the loans being extended by CCH HK to Sigma Cable. This transaction was completed on March 3, 2010.
          4.3 Business Overview
     The Company is a holding company that operates its business through operating subsidiaries and joint ventures, principally located in Thailand, China, Singapore and Australia.
     The following chart shows the organizational structure of the Company and its principal operating subsidiaries, including joint venture ownerships, and the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses under the company’s name (“S” for Singapore, “T” for Thailand, “A” for Australia and “C” for China or Hong Kong).

     Thailand
     The Company’s Thai operations are conducted through Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”), Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”) and Pacific-Thai Electric Wire & Cable Co. Ltd. (“Pacific Thai”). Although a majority of the board members must be Thai nationals, APWC is the one in control as 4 out of 6 shareholder companies are related or indirectly owned by APWC.
     Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2009, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase an amount of additional shares equal to its pro rata share of the additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue those additional shares, the Company may decide not to exercise its preemptive right, in which case the Company’s interest may be diluted.
     Siam Pacific was established in 1988 as a joint venture between PEWC and Ital-Thai, which at the time was the largest diversified construction company in Thailand, principally engaged in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand. Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand. Siam-Pacific is now a 100%-owned subsidiary of Charoong Thai and it focuses on the manufacture of telecommunications cable, power cable and enameled wire for the domestic Thai market.
     Pacific Thai was established in 1989 and is a wholly-owned subsidiary of Siam Pacific. Pacific Thai produces enameled wire for export only and has a special tax status which exempts it from import duties on raw materials used in export manufacturing. This special tax status must be renewed each year.
     Based on information published by the Thai Ministry of Commerce on sales by dollar value, the Company believes that Siam Pacific and Charoong Thai are two of leading telecommunications and power cable and wire manufacturers in Thailand and are a few of the government-approved suppliers of telecommunications cable for major public telecommunications projects.
     In a restructuring exercise, the Company has merged its Thai operations, which has generated cost savings while improving overall efficiency. The Company believes the synergistic effect of merging these operations will continue to produce significant savings in overhead cost as it facilitates the centralization of decision making and resource allocation for the Thai operations. The management merger of Pacific Thai and Siam Pacific into CTW group would bring synergy and expertise to share among themselves. For example, Siam Pacific’s own concentration on producing enameled wire, together with CTW producing the same product, may bring market integration in the local market and export business overseas. For now, APWC still owns 50.93% of CTW shareholder structure without dilution concern, and SP and PT continue to report their results separately to APWC headquarters.
     China
     The Company’s China operations are conducted through six business entities. The operating entities include Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”), formerly known as Shanghai Pacific Electric Co., Ltd., a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company’s effective holding in Shanghai Yayang is 54.41%. Shanghai Yayang is also partly held by Pacific Thai. Shanghai Yayang manufactures enameled wire with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including local and Taiwanese based manufacturers. Sitting in the board are six directors either came from Shanghai Yayang expatriated from Taiwan or Thai representatives, also expatriated from APWC or PEWC.
     The Company owns Crown Century Holdings Limited (“CCH HK”), a Hong Kong registered company, and its wholly-owned subsidiary company, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS” or “PEWSC”). PEWS manufactures enameled wire for electronic, video and audio products for export and with little portion sold domestically. CCH HK is the trading arm of PEWS. The contributions of CCH HK/PEWS to the Company’s annual operating results traditionally have been substantial. The Company believes that CCH HK/PEWS is one of the leading manufacturers and distributors of enameled wire products in the south China market.
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
     The Company holds a 25.0% interest in Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu.
     The Company also holds a 49% interest in a joint venture called Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”), which engages in the manufacture of optic fibers. The remaining 51% of SHP is owned by Hebei Huayu Co. Ltd. (as the successor in interest to Shandong Yanggu). Due to a severe downturn in the market for fiber optic cable after the SHP joint venture was established, the plant intended to be constructed for manufacturing fiber optic cable has yet to be completed and a production date for commencing operations has not been determined. The actual commencement of operations, if it occurs at all, will depend on our ongoing assessment of market conditions. The carrying value of the Company’s investment in SHP was $1.537 million as of December 31, 2009. In the event that the commencement of operations continues to be delayed indefinitely or the joint venture determines to forego planned operations, due to continued depressed conditions in the fiber optic cable market, or other factors are determined to have a direct impact on the assessed value of SHP, the Company will recognize impairment losses in the foreseeable future that could result in the full write-off of its investment in SHP. SHP is currently seeking out potential buyers to take over the business.
     Until 2006, the Company’s China operations included Ningbo Pacific Cable Co. Ltd. (“NPC”), a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China, in which the Company owns a 94.31% interest. The other owner of NPC is China Ningbo City Yin County Yinjiang Town Industrial Corporation (“CIC”). NPC used to manufacture a range of telecommunications cable and local area network (“LAN”) electronic cables for sale and distribution in the Chinese domestic market and export market. Since 1997 the operation was below Company’s expectations due primarily to a lack of market penetration in China. In addition, the performance of certain managers at NPC, who were later terminated, did not comply with the Company’s standards for good business practices. In 2006, the Company determined to cease operations at NPC, as it concluded that the prospects for reversing the losses and achieving profitability were too remote. Thereafter, the Company liquidated certain machinery and equipment through sales to third parties. The land, building and some remaining machinery and equipment are still held by NPC. In December 2009, the Company started a series discussions with a bank in Hong Kong on a possible loan encompassing cash infusion and a trade line facility, all aimed at re-building NPC to be a viable operation focusing on producing electronic wiring, a new product never before manufactured by APWC. But with experience and technology from our parent company, PEWC, the discussion is close to its final stage and the loan arrangement with bank should be closed in the near future.
     Singapore
     The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (“Sigma Cable”). Based on information on sales by dollar value provided by the Cable Association in Singapore, the Company believes that Sigma Cable is the largest or second largest supplier of power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is also the exclusive distributor in Singapore of medium and high voltage wire and cable products manufactured by PEWC.
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
     The Company also holds a 100% interest in Sigma-Epan International Pte. Ltd. (“Sigma-Epan”), a group of companies with limited operations in Singapore and Malaysia. Sigma-Epan group has its headquarters in Singapore. Prior to ceasing manufacturing operations in May of 2007, Sigma-Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan continues to trade specialty electronic and other types of cables.

     Australia
     The Company holds a 98.53% effective interest in Australia Pacific Electric Cables Pty Limited (“APEC”), a subsidiary of Sigma Cable, located near Brisbane, Australia as of December 31, 2009. APEC is one of three major wire and cable manufacturers in Australia. The company produces a range of power cables, supplemented by imports from overseas sister companies. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major capital cities of Brisbane, Sydney, Melbourne and Perth. On October 22, 2009 the Board passed a resolution whereby in connection with restructuring plan, Crown Century Holdings Limited (“CCH HK”), CCH HK planned to acquire 51% of APEC shares from Sigma Cable Co. (Pte) Limited (“Sigma Cable”) for a consideration of USD9,958,917, in order to offset the loans being extended by CCH HK to Sigma Cable. This transaction was completed on March 3, 2010.
     Malaysia
     Elecain Industry Sdn Bhd (“Elecain”), an operating subsidiary of the Company located in Malaysia, ceased operations in 2007. The board’s intention was to liquidate the company but due to some irreconcilable accounting reasons on inter-company balance the company still exists. Elecain was not significant to the business of the Company.
               4.3.1 Products and Services
     The Company engages in three principal business lines consisting of the manufacture of wire and cable products, the distribution of its own manufactured products and of certain wire and cable products manufactured by PEWC, and the provision of project engineering services to certain of its customers. The Company manufactures and sells a wide variety of wire and cable products primarily in four general categories: telecommunications cable, power transmission cable, enameled wire and, until May 2007, electronic cables, which the Company ceased to manufacture as of that date. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wire is used in the manufacturing of components and sub-components of household appliances and small machinery. The electronic cables, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as the Singapore distributor of wire and cable products manufactured by PEWC. The Company also offers SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.
Distribution
     Sales of Distributed Products
     The Company has a sales and marketing force for the distribution of its manufactured products in the markets where it has manufacturing facilities and in certain other Asian markets. In addition, the Company is a distributor of wire and cable products manufactured by PEWC. The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts), with the vast majority of such sales made in Singapore. The PEWC products sold by the Company do not compete with the Company’s manufactured products.
Services
     SDI Project Engineering Services
     Based on trends of government and private sector expansion and upgrading of residential and commercial buildings and infrastructure projects in Singapore, the Company anticipates demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, the Company has developed its SDI project engineering capability. The SDI project engineering operations supply, deliver and install primarily medium and high voltage cable to power transmission projects in Singapore. After entering into a contract to supply, deliver and install cable for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cable as required by the project. Because of these changes, the company in Singapore was able to be awarded two significant contracts.
               4.3.2 Manufacturing
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
     Production of copper-based telecommunications cable begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called “annealing” in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a polyethylene (“PE”) or polyvinyl chloride (“PVC”) compound and foam skin, suitable for different installations and environmental conditions. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then “twinned” or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wire are then “cabled” or “stranded” into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units are cabled together after stranding to form a round cable core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to “shield” the cable and, finally, the shielded cable core is covered by plastic outer sheathing. The Company manufactures telecommunications cable with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wire to 10 to 600 pairs of 0.9 mm-diameter wire.
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
     Unarmored cable is composed of one or more cores of copper wire, insulated by substances such as PVC. Armored cable is produced in the same manner and the same range of configurations as unarmored cable, but with the addition of an outer layer of galvanized steel or iron wires to protect the cable from damage.
     Enameled Wire
     The Company also produces several varieties of enameled wire. Enameled wire is copper wire varnished, in an enameling process, by insulating materials. The enameling process makes the wire more resistant to oil, heat, friction and fusion, and therefore suitable for use in machinery and components and sub-components of manufactured goods. The Company manufactures enameled wire in sizes that range from 0.02 mm to 4.00 mm in diameter, varnished by various types of petroleum insulation materials including polyvinyl formal, polyurethane wire and polyester, among others. Enameled wire products are used in the assembly of a wide range of electrical products, including oil-filled transformers, refrigerator motors, telephones, radios, televisions, fan motors, air conditioner compressors and other electric appliances.
     Electronic Cables
     Since Sigma-Epan ceased manufacturing operations, the Company no longer manufactures various cables but continues to trade specialty electronic and other types of cables, some imported from PEWC while the others are produced by Sigma cable. Epan is also taking on the responsibility of becoming the trading company for PEWSC, replacing CCH HK. The whole process is anticipated to be transferred and by the end of May 2010, Epan would have its own distributed product plus a very large portion of trading, collection, and inventory management for PEWSC and its manufactured goods.
               4.3.3 Raw Materials
     Copper is the principal raw material used by the Company, accounting for approximately 70% of the total 2009 cost of sales of copper-based products. The Company purchases copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. Most sales of Company manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.
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
     The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore. In PEWS, the Company was able to maintain one to two weeks of supply of copper rods and cathodes. The Company has never experienced a material supply interruption or difficulty obtaining sufficient supply of copper rod or cathode.
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
     Inflation would increase the cost of raw materials and operating expenses for the Company. The Company would try to maintain its gross margins by increasing the prices of its products.
               4.3.4 Quality Control
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
               4.3.5 Sales and Marketing
     The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company is exported to take advantage of Pacific Thai’s tax status exempting it from paying import duties on raw materials used in the manufacture of export product. The following table sets forth the Company’s sales revenues for the periods indicated among its three segments and, within the manufactured products segment, by geographic market, together with their respective percentage share of total sales revenue for such periods:

			Year ended December 31,
	(dollar figures ($) are in thousands of US$)
	2007		2008		2009
	$	%	$	%	$	%
Manufactured Products:
Thailand	249,337	48.9	149,544	43.1	117,954	32.6
Singapore	31,762	6.2	35,318	7.1	34,583	9.5
Australia	55,789	10.9	61,167	12.2	33,935	9.4
China	157,917	30.9	134,999	27.0	113,649	31.4

Total	494,805	96.8	447,848	89.4	300,121	82.9

Distributed Products(1)	10,783	2.1	32,415	6.5	28,102	7.7
SDI Project Engineering(2)	5,253	1.0	20,535	4.1	34,008	9.4

Total net sales	510,841	100.0	500,798	100.0	362,231	100.0

(1)	Distributed Products are sold primarily in Singapore.

(2)	At present, all SDI Project Engineering is supplied in Singapore.
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
     As copper constitutes the costliest component of the Company’s wire and cable products, the price of the Company’s products depends primarily upon the price of copper. In order to minimize the impact of copper price fluctuations, the Company attempts to determine the prices of its products based on the prevailing market price of copper. However, the Company may be affected, to a degree, in the short term by significant fluctuations in the price of copper.
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
     In Singapore alone, sales of manufactured products in 2009 accounted for 36.5% of the net sales in Singapore; sales of Distributed Products in 2009 accounted for 28.9% with the remaining 34.6% comprised of SDI project engineering services. In 2009, sales to SP Powerassets alone accounted for approximately 71.42% of the Company’s total sales in Singapore and 18.1% of the Company’s total aggregate sales. While the Company is seeking to increase the volume of business in its SDI business segment, in 2009 sales of SDI project engineering services to SP Powerassets accounted for 100% of the Company’s SDI sales. Approximately 34.5% of the sales to SP Powerassets in 2009 were sales of Distributed Products, which sales have a low profit margin. Such sales are not made under a continuing contract, but pursuant to purchase orders placed from time to time with the Company by SP Powerassets. Sales of copper wire and cable products purchased from PEWC since 2007 are as follows (in thousands):

	Year ended December 31,
	(figures are in thousands of US$)
	2007	2008	2009
Manufactured Product:
Power Cable	7,109	6,435	11,519
Electronic Wire	3,493	194	692

Total	10,602	6,629	12,211

     Although SP Powerassets is an important customer of the Company, neither the loss of Distributed Product sales to SP Powerassets, nor the loss of manufactured product sales to SP Powerassets, which the Company expects would be replaced by sales to other customers, would likely have a material adverse effect on the Company’s results of operations. Although the Company does not believe that it could easily replace its SDI sales to SP Powerassets by sales to other customers, the Company believes its customer relationship with SP Powerassets is satisfactory and is viewed by both parties as a long-term relationship.
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
     Exports
     The Company’s main export markets are Hong Kong, Vietnam, India, China, Malaysia and Indonesia. Export sales are conducted by local agents or distributors of the Company in accordance with terms and prices negotiated between the local agent and the Company at the time of sale. In Thailand, the Company’s principal export is enameled wire. In Singapore, the Company’s principal export is power cable. The Company does not actively pursue an export business in Singapore, but benefits from Singapore’s position as a trading center and makes export sales in response to buyer inquiries and solicitations. Total export sales accounted for 9.1% of aggregated net sales in 2009
               4.3.6 Competition
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
     There is no tariff or other barriers against foreign competition in the local Singapore market and potential competitors are free to enter the industry. However, because of high capital costs, the Company believes it is unlikely that there will be new domestic entrants to the wire and cable industry in Singapore in the near future.
     Australia
     Currently, besides APEC, there are two major wire and cable producers in Australia: Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the states of Victoria and New South Wales, respectively. Also, Advance Cable, a cable producer with a factory in Victoria, has recently obtained a bigger market share. In addition, a significant portion of the Australian market is serviced by two importers: (i) General Cables Australia, which imports cables from its parent company General Cables, which manufactures cables in New Zealand and (ii) Electra Cables, which imports cables from factories in China. These companies are APEC’s principal competitors. During fiscal year 2009, APEC was the only power cable producer in Queensland and therefore sought to take advantage of its comparative proximity to customers in contrast to competitors that were required to transport their products into Queensland from other states in Australia. APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne and Perth in order to attract and service the customers in those regions. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards. Free Trade Agreements are in effect with Singapore and Thailand.
     China
     PEWS manufactures enameled wire in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export. CCH HK is the trading arm of PEWS. Based on information provided by customers and suppliers, the Company believes that, based on production capacity, PEWS is one of the largest enameled wire manufacturers amongst the six manufacturers in Shenzhen. It supplies mainly to transformer, motor and coil manufacturers in and around Shenzhen. It faces competition principally from overseas imports and local manufacturers.
     Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in Shanghai. It faces competition principally from overseas imports and manufacturers from other provinces.
     According to the Optical Cables Trade Association, SPFO is one of the largest manufacturers of fiber optic cables in Shandong Province based on sales by dollar value. It supplies mainly to government controlled and licensed telecommunications network operators such as China Netcom, China Telecom, China Mobile, China Railcom, China Unicom and China Powercom. It faces competition principally from a number of the larger domestic fiber optic cable manufacturers.

               4.3.7 Regional Considerations
     Prior to the onset of the 2008 recession, the principal Asian markets in which we do business displayed exceptional overall economic growth in recent years compared to the United States and a number of other more developed markets, subject to occasional episodes of economic and currency exchange volatility attributable to various factors including the increased risks of emerging market investment, actual or potential political instability and pandemics such as the SARS health crisis several years ago. In some countries, the IMF exerts considerable influence over economic policy and provides support to stabilize the domestic economy. In general, the Asian markets in which we do business have been export-driven in recent years and have in the case of China and Singapore, for example, accumulated considerable capital reserves, which contributes to a more stable business environment.
     Thailand
     According to the November 2009 East Asia and Pacific Update published by the World Bank, the GDP growth projection in Thailand for 2009 would remain at the -2.7 percent level that it had predicted in April. Still, this year’s contraction would be Thailand’s first since 1998. The World Bank currently forecasts that Thai GDP growth will be approximately 3.5% in 2010.
     A substantial portion of the Company’s Thai operations, which accounted for approximately 32.9% of the Company’s net sales in 2009, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.
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
     Singapore
     The Singapore government reported that the economy grew by 4.63% in 2009, as compared to the 1.1% growth recorded in 2008. The Singapore government has projected its gross domestic product from -2.8% in December 2009 to 13.1% in 2010 (first quarter data) due to worldwide economic conditions.
     The Company’s distribution and project engineering business segments are concentrated in the Singapore market. SDI projects, on one hand, are blessed with Singapore sponsored Casino phrase I with substantial revenue of $32.8 million coming in, while the distributed business, suffered lack of projects or lost price competition to Korean based companies, down by more than $4 million in 2009.
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
     According to the November 2009 East Asia and Pacific Update published by the World Bank, the Chinese GDP growth projection was 8.7% in 2009 as compared to 9.0% in 2008. According to that update, the World Bank has forecasted China GDP growth in 2010 to be approximately 9.5%.
          4.4 Property, Plants and Equipment
     The Company’s manufactured products are produced at facilities located on premises owned or leased by Siam Pacific, Pacific Thai, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, SPFO and PEWS. The following is a summary of the Company’s material facilities and operations as of December 31, 2009.
     Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on a 26.79 acre site that it also owns. Telecommunications cable and enameled wire are manufactured here. The production facility constitutes a portion of certain property and assets which are part of a mortgage to Bangkok Bank as security for a $242,000 line of credit. Pacific Thai operates a separate 92,800 square meter enameled wire production facility located at the same site, which it leases from Siam Pacific.
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

     APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land parcel in Brisbane, Australia, which is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately A$10 million.
     Shanghai Yayang operates a factory that produces enameled wire, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. The entire factory is mortgaged to the Agricultural Bank of China for a bank credit line of $6.6 million.
     SPFO manufactures fiber optic cable in a purpose-built factory building of approximately 8,100 square meters on a leasehold of 63,332 square meters of state-owned land in Yanggu, Shandong Province, China, which land is shared equally with Shandong Huayu Pacific Fiber Optics Communication Co., Ltd.
     PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The facility is mortgaged to Agricultural Bank of China as security for a RMB 50 million bank loan granted in 2003 and extended through 2009.
     Sigma-Epan leases an office space from Sigma Cable in Singapore where it employs nine individuals in its trading operations.
     NPC manufactured telecommunications cable on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China, with a factory area of 3.3 acres. A leasehold right of industrial land use for the land was granted for 50 years. Manufacturing operations at NPC were terminated in 2006. NPC continues to hold the leasehold right of the land and maintains ten employees. The company, thru previously mentioned bank loan opportunity, is expecting to revitalize NPC’s production facilities and is planning to introduce a brand new product category. The management has undergone a series of discussion meetings and the entire program is set to go once the loan agreement is signed in the near future.
     All of the Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.
     The production capacity and extent of utilization of the Company’s facilities varies from time to time and such information is considered to be commercially sensitive and proprietary information.
     Other than NPC, there are no major expansion plans going on at any other manufacturing sites at the moment.
          4.5 Insurance
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
          4.6 Environmental Matters
     The Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment. The Company believes that all of its operations are in compliance with, and in certain circumstances exceed, all applicable environmental laws and regulations. The Company has not been subject to any legal, regulatory or other action alleging violations or breaches of environmental standards. While it is difficult to estimate future environmental compliance costs and potential liabilities, if any, accurately, the Company does not currently anticipate any material adverse effect on its consolidated results of operations, financial position or cash flows as a result of compliance with these laws.
Item 5: Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated by reference herein. Because around 83% of the Company’s revenues are derived from its manufactured products segment, the following discussion is not presented on a segment basis.
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
     Inventory
     Inventories are valued at the lower of cost or market value. Cost is determined using the first-in, first-out or weighted average method.
     If the expected sales price less completion costs and costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is charged to expenses in cost of sales for the amount by which the carrying amount exceeds its net realizable value. When the finished goods that were previously written down to net realizable value are subsequently sold at above net realizable value, a recovery is credited to cost of sales. See Note 9 — Valuation and Qualifying Accounts.
     Income Taxes
     In 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.” (codified within FASB Accounting Standards Codification (ASC) 740, “Income Taxes”). FASB ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.
     Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. FASB ASC 740, requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to the Company for tax reporting purposes, and other relevant factors. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.
     Property, Plant and Equipment
     Property, plant and equipment are stated at cost less depreciation and any impairment losses. Asset leases qualifying as capital leases are also included in property, plant and equipment. Major renewals and improvements are capitalized and minor replacements, maintenance, and repair expenses are charged to current operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the respective lease term, whichever is shorter, as follows:

Land	Nil
Land Use Rights	15-50 years
Buildings	5-30 years
Machinery and Equipment	5-10 years
Motor Vehicles	3-10 years
Office Equipment	3-10 years
     Depreciation for 2007, 2008 and 2009 amounted to $9,079, $7646 and $8,941, respectively. No depreciation expense is charged for construction in progress and machinery and equipment under installation.
     Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. No interest is capitalized in 2008 and 2009.
     When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.
     In 2006, the Company terminated the NPC joint venture and liquidated its major equipment at the NPC facility. In October 2009, the Company made a resolution to acquire an additional 5.42% shareholding of NPC from the Republic of China (“PRC”) joint venture partner. The Company plans to resume manufacturing operations with new constructed facilities at the NPC site. The acquisition of the additional shareholding is expected to be completed in July 2010.
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

     Goodwill primarily resulted from a business combination. The Company adopted ASC 350, “Intangibles-Goodwill and Other”, effective January 1, 2002. Under ASC 350, goodwill is no longer amortized but is subject to periodic impairment tests. ASC 350 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Upon adoption of ASC 350, the Company allocated the entire amount of goodwill to the manufactured products segment.
     In accordance with ASC 350, the Company reviews goodwill for impairment on an annual basis (December 31) or more frequently if events or circumstances indicate that the carrying values may not be recoverable. Based on the Company’s assessment conducted as of December 31, 2007, 2008 and 2009, no impairment was indicated. Total goodwill was $8,801, $8,801 and $8,801 as of December 31, 2007, 2008 and 2009, respectively.
     Investments
     Management determines the appropriate classification of its investment at the time of purchase and re-evaluates such designation as of each balance sheet date.
     The Company accounts for its long-term investments that represent less than 20 percent ownership using ASC 320, “Investments — Debt and Equity Securities” (ASC 320). Equity securities are classified as available-for-sale, as the Company does not trade in these securities, but rather they are held as longer term investments due to business relationships with the entities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity. Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.
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
     In 2007, 2008 and 2009, the Company recorded an impairment charge of $117, $nil and $nil, respectively, related to investment in certain equity investees.
     Impairment of Long-Lived Assets
     The Company accounts for impairment of long-lived assets in accordance with ASC 360, “Property, Plant and Equipment”. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows that result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.

     In 2009, the Company recorded an impairment charge of $77 related to the impairment of factory in Thailand (included in the manufactured products segment) that is not being used for operation. The impairment charge was recorded to reduce the carrying value of the identified assets to fair values. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management’s revised outlook due to the prolonged unfavorable market conditions.
     Trade Account Receivable and Allowance for Doubtful Accounts
     Trade accounts receivable are stated at face value less any allowances for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.
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
     Sales of goods and distribution activities
     The Company recognizes revenue from the sale of goods and distribution activities upon passage of title to the customer that coincides with their delivery and acceptance. This method of revenue recognition is in accordance with ASC 650-15, “Revenue Recognition-Products”.
     The Company classifies shipping and handling costs incurred in cost of sales.
     Installation activities
     The Company recognizes revenue from installation activities using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with ASC 650-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”.
     When elements such as installation and sale of cables are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value in accordance with ASC 605-25, “Revenue Recognition-Multiple-Element Arrangements”. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specified return or refund privileges.
     Product Warranties

     The Company provides for the estimated cost of product warranties based on the warranty policy and historical experience, and accrues for specific items at the time their existence is known and the amounts are determinable. Historical warranty liability and related costs have not been significant to the Company’s operations.
     Foreign Currency Translation and Transactions
     The functional currency of the Company’s international subsidiaries is generally the local currency or U.S. Dollars. For these subsidiaries, the Company translates the assets and liabilities at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting currency translation adjustments are recorded directly to accumulated other comprehensive income within stockholders’ equity. Gains and losses resulting from transactions in non-functional currencies are recorded in the consolidated statement of operations.
     Foreign currency transactions are recorded at the applicable rates of exchange in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. Gains and losses from foreign currency transactions are recorded in the consolidated statement of operations.
     Foreign Currency Forward Contracts
     The Company’s subsidiaries use forward foreign exchange contracts to reduce their exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included as foreign exchange gains or losses in the consolidated statement of operations.
     The Company recognizes derivative financial instruments in the consolidated financial statements at fair value regardless of the purposes or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value or cash flow hedge.
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
     As of December 31, 2007, 2008 and 2009, the Company has entered into forward exchange sale contracts with notional values of $12,674, $3,500 and $nil, respectively. As of December 31, 2008, the Company has entered into forward exchange purchase contracts with a notional value of $15,458. The forward exchange contracts matured in January, February, March and May 2009. There were no outstanding foreign forward exchange contracts as of December 31, 2009. The Company records these contracts at fair value with the related gains and losses in its statement of operations.
     Earnings (Loss) Per Share
     Basic and diluted earnings (loss) per share are calculated in accordance with ASC 260, “Earnings Per Share”. There are no dilutive equity instruments.

     Fair Value Measurements
     Effective January 1, 2008, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. Under ASC 820, fair value is defined as the price that would have been received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.
     In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:
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
     Recent Pronouncements
     The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative U.S. generally accepted accounting principles (GAAP) in one comprehensive set of guidance organized by subject area. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).
     In December 2007, FASB issued ASC 805, “Business Combinations”, which expands on the required disclosures better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any non-controlling interests in the acquired business. FASB ASC 805 also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. FASB ASC 805 is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. The Company adopted this statement as of January 1, 2009 and the adoption has had no impact to the consolidated financial statements.
     In December 2007, the FASB amended ASC 810, “Consolidation”. This amendment establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This amendment is effective for fiscal years beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on the Company’s consolidated results of operations and financial condition.
     In February 2008, the FASB amended ASC 820, “Fair Value Measurements and Disclosures”, which deferred the effective date of ASC 820 for one year for certain non-financial assets and non-financial liabilities. The Company adopted this statement as of January 1, 2009 and the adoption has had no impact on the Company’s financial position and results of operations.
     In March 2008, the FASB amended ASC 815, “Derivatives and Hedging”, which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under ASC 815 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. This amendment will be effective for the Company in fiscal year 2010. The Company is currently assessing the potential impact that adoption of this amendment may have on its financial statements.
     In April 2008, the FASB amended ASC 350, “Intangibles-Goodwill and Other”, , the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this amendment is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805, “Business Combinations,” and other U.S. GAAP. This amendment will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this amendment did not have a material impact on the Company’s consolidated results of operations and financial condition.
     In September 2008, the FASB amended ASC 815, “Derivatives and Hedging”, which requires disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This amendment requires an additional disclosure about the current status of the payment/performance risk of a guarantee. This amendment applies to credit derivatives within the scope of ASC 815, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of ASC 460, “Guarantees”. This amendment also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this amendment are effective for reporting periods (annual or interim) ending after November 15, 2008. This amendment encourages early adoption to facilitate comparisons at initial adoption. In periods after initial adoption, this amendment requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of this amendment did not have a material impact on the Company’s consolidated results of operations and financial condition.
     In October 2008, the FASB amended ASC 820, “Fair Value Measurements and Disclosures”, which clarifies the application of ASC 820in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This amendment applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820. The amendment is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate in accordance with ASC 250, “Accounting Changes and Errors Correction”. The disclosure provisions of ASC 250 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of this amendment did not have a material effect on the Company’s consolidated financial statements.

     In November 2008, the FASB amended ASC 323, “Investments-Equity Method and Joint Ventures” , to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for non-controlling interests culminating in the issuance of certain provision of ASC 805. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of certain provisions of ASC 805. The amendment is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of certain provision of ASC 805. This amendment shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of this amendment did not have a material effect on the Company’s consolidated financial statements.
     In April 2009, the FASB amended ASC 820, “Fair Value Measurements and Disclosures”, in which, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with FASB ASC 820. The Company adopted this amendment and there was no material impact on the financial position, results of operations or cash flows.
     In May 2009, the FASB issued ASC 855, “Subsequent Events”. This Standard sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company adopted this statement and there was no impact on the financial position, results of operations or cash flows.
     In June 2009, the FASB issued the Update No. 2009-01-Topic 105-Generally Accepted Accounting Principles-amendments based on-Statement of Financial Accounting Standards No. 168-The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted and updated the accounting standards reference started in Form 20-F for the year ended December 31, 2009.
     In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05) (codified within ASC 820 “Fair Value Measurements and Disclosures”). ASU 2009-05 amends the fair value and measurement topic to provide guidance on the fair value measurement of liabilities. ASU 2009-05 is effective for interim and annual periods beginning after August 26, 2009. The adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.
     In October 2009, the FASB issued ASU No. 2009-13, “Multiple Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13) (codified within ASC Topic 605 “Revenue Recognition”). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact that the adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2009-13 may have on the Company’s consolidated financial statements.
     In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06) (codified within ASC 820 “Fair Value Measurements and Disclosures”). ASU 2010-06 improves disclosures originally required under ASC 820. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The Company is currently evaluating the impact that the adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2010-06 may have on the Company’s consolidated financial statements.
     In June 2009, the FASB issued the Update No. 2009-01-Topic 105-Generally Accepted Accounting Principles-amendments based on-Statement of Financial Accounting Standards No. 168-The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted and updated the accounting standards reference started in Form 20-F for the year ended December 31, 2009.
     In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05) (codified within ASC 820 “Fair Value Measurements and Disclosures”). ASU 2009-05 amends the fair value and measurement topic to provide guidance on the fair value measurement of liabilities. ASU 2009-05 is effective for interim and annual periods beginning after August 26, 2009. The adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.
     In October 2009, the FASB issued ASU No. 2009-13, “Multiple Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13) (codified within ASC Topic 605 “Revenue Recognition”). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact that the adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2009-13 may have on the Company’s consolidated financial statements.
     In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06) (codified within ASC 820 “Fair Value Measurements and Disclosures”). ASU 2010-06 improves disclosures originally required under ASC 820. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The Company is currently evaluating the impact that the adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2010-06 may have on the Company’s consolidated financial statements.

          5.2 Selected Gross Margin Data
     This discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.
     Results are analyzed and reported along the lines of our three principal business segments, consisting of manufactured products, project engineering and distribution. The operating data that senior management collects and analyzes from our operating subsidiaries include, in certain cases, certain limited information regarding results along product lines within our manufactured products segment. For the benefit of our shareholders, included in the summary table below are certain results for product lines within our manufactured products segment with regard to net sales, gross profit and gross profit margin for the periods covered. The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of US$):

	2007	2008	2009
Net Sales:
Manufactured products:
Telecommunications wire and cable	$46,444	$46,955	$62,004
Power cable	188,818	179,794	102,972
Enameled wire	258,470	221,099	135,145
Electronic cable	1,073	—	—

Total manufactured products	494,805	447,848	300,121
SDI project engineering	5,253	20,535	34,008
Distributed Products	10,783	32,415	28,102

Total net sales	510,841	500,798	362,231

Gross profit:
Manufactured products:
Telecommunications wire and cable	7,712	5,120	9,341
Power cable	33,916	29,369	8,602
Enameled wire	2,995	2,778	2,093
Electronic cable	48	—	—

Total manufactured products	44,671	37,267	20,036
SDI project engineering	(347)	(956)	889
Distributed Products	80	1,584	1,517
Recovery (allowance) for inventory reserve	1,272	(25,145)	23,949

Total gross profit	45,676	12,750	46,391

Gross profit margin:
Manufactured products:
Telecommunications wire and cable	16.6%	10.9%	15.1%
Power cable	18.0%	16.2%	8.4%
Enameled wire	1.2%	1.3%	1.5%
Electronic cable	4.5%	0.0%	0.0%

Total manufactured products	9.0%	8.3%	6.7%
SDI Project engineering	(6.6)%	(4.7)%	2.6%
Distributed Products	0.7%	4.9%	5.4%

Total gross margin	8.9%	2.5%	12.8%

     Note that gross profit margin by manufactured products excludes recovery or allowance for inventory reserve, but that recovery or allowance for inventory reserve is included in total gross margin.

          5.3 Operating Results
     The Company is 65.6% owned and controlled by PEWC, a Taiwanese company. An additional 9.8% of the Common Shares are owned and controlled by a U.S.-based private equity fund. The remaining 24.6% of the outstanding Common Shares are publicly-traded in the United States on the OTC BB. Based upon a review of Schedule 13D and 13G filings made with the Commission by shareholders, and a review of the share register maintained by the Company’s transfer agents in Bermuda and the U.S., the Company is not aware that it has any shareholders resident in the jurisdictions where the Company has business operations. While the Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where the Company operates, that impact is not a function of the shareholder base of the Company.
               5.3.1 Year Ended December 31, 2009 Compared with Year Ended December 31, 2008
     General
     Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for approximately 70% of the cost of sales in 2009.
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
     Average copper prices per metric ton have decreased by 25.9% from $6,956 in 2008 to $5,150 in 2009 (four quarters average). Gross profit margins for manufactured products in 2009 were on average at 12.8% compared to 2.5% in 2008.
     Copper prices indicated in this report are quoted from the London Metals Exchange (LME) index. The 2009 and 2008 copper prices are as follows:

		2009	2008
Average LME copper price ($/Ton)	1Q	3,428	7,796
	2Q	4,663	8,443
	3Q	5,859	7,680
	4Q	6,648	3,905

	Year	5,150	6,956

     The average copper price in April 2010 on the LME was $7,745 per ton.
     According to the April 2009 East Asia and Pacific Update published by the World Bank, the rates of year 2009 GDP growth for Thailand, Singapore and China were 0.3%, -0.9%, and 8.4%, respectively, while the rates of year 2008 GDP growth for Thailand, Singapore and China were 2.6%, 1.1% and 9.0%, respectively. Our performance is largely influenced by the level of growth in the telecommunication and power infrastructure, construction and electronic goods manufacturing sectors.

     Net Sales
     Sales of manufactured product decreased by $147.7 million, or 33.0%, from $447.8 million in 2008 to $300.0 million in 2009. Sales in power cable decreased by $76.8 million in 2009, or 42.7%, due to a decrease in sales in Thailand as a result of reduced government and private construction contracts, coupled with decreases in Australia due to a much lower market price. On the contrary, in Singapore pricing increased marginally. Sales in enameled wire decreased by 38.9% to $135.1 million. In Thailand, enameled wire sales decreased by $55 million due to much less demand locally. Elsewhere enameled wire sales in CCH HK encountered a similar problem where its export business fell by $26 million during 2009. Shanghai Yayang, on the other hand, was tied up with shortage of operating funds to keep the steam going, and because of that, it did not reach its full capacity of producing at 600 tons per month. Although the Company had ample unused credit lines elsewhere in other subsidiaries, they were no use to SYE as Chinese Foreign exchange policies and bank regulations at other operating sites would prevent SYE from utilizing or borrowing additional funds within the group. Sales of telecommunication cable, on the contrary, showed signs of a strong recovery after two years of stalled business. SPFO increased sales to $36 million, a material increase from $16.6 million a year ago due to a significant demand for telecommunication infrastructure certain markets in eastern China. These are all government related projects where SPFO supplies fiber optic cables to the contractors. Other markets such as Thailand still showed a sluggish business where the sales decreased by $4.3 million.
     Revenue from SDI project engineering in Singapore increased in 2009 by $12.3 million, or 59.8% due to the build out of government sponsored casino projects. Such business will likely be concluded in May 2010 and the projected turnover in 2010 for Sigma Cable has been revised down because of the anticipated completion of those projects.
     Revenue from Distributed Products suffered a setback as demand related to Singapore government-related housing projects has been delayed in part or suspended because of the financial downturn. Sales decreased by $4.3 million to $28.1 million from sales a year ago of $32.4 million.
     The following table shows the percentage share and dollar value (in thousands) of net sales of the respective operations with respect to our total sales in 2009:

	Manufactured		All products
	products only		and services
Thailand	39.3%	$117,954	32.9%	$119,225
Singapore	11.5%	$34,583	26.2%	$94,782
Australia	11.3%	$33,935	9.6%	$34,574
China	37.9%	$113,649	31.4%	$113,650

Total	100.0%	$300,121	100.0%	$362,231

     Gross Profit
     Gross profit for 2009 was $46.4 million, representing an increase of $33.6 million, or 362.5% compared to $12.8 million for 2008. The increase was primarily attributable to the recovery of allowance for inventory reserve provided for in 2008 of $25.1 million due to the significant fall in copper prices towards the end of 2008. LME copper prices increased from an average of $3,428 per metric ton in the first quarter of 2009 to $6,648 per metric ton in the fourth quarter of 2009, representing an increase of 93.9%. The upward adjustment of copper prices was in line with the general increase over the course of 2009 in commodity prices.
     Aside from recovery of copper price adjustment, gross profit contributed by sales of manufactured products was $20.0 million in 2009 compared to $37.3 million in 2008,a decrease of 46.4%. The decrease in gross profit from sale of manufactured products is due to the lower sales volume for power cable and enameled cable across the various markets in which the Company operates. The relative contribution to gross profit from manufactured products for 2008 and 2009 is as follows:

	2008	2009
Manufactured Products:
Telecommunication cable	13.7%	46.62%
Power cable	78.8%	42.93%
Enameled wire	7.5%	10.45%
Electronic cable	—	—

Total	100.0%	100.0%

     The contribution to gross profit from each segment line for 2008 and 2009 is as follows:

	2008	2009
Manufactured Products:
Telecommunication cable	40.2%	20.1%
Power cable	230.3%	18.6%
Enameled wire	21.8%	4.5%
Electronic cable	0.0%	0.0%

Total	292.3%	43.2%

SDI Project Engineering Services	(7.5)%	1.9%
Distributed Products	12.4%	3.3%

Recovery (allowance) for inventory reserve	(197.2)%	51.6%

Total	100.0%	100.0%

     Overall gross profit margins increased from 2.5% in 2008 to 12.8% in 2009. Gross profit margins for manufactured products decreased slightly from 8.3% in 2008 to 6.7% in 2009. Increased margins for telecommunication cables, was offset largely by decreases in margins for power and enameled cables. Gross profit margin for power cable in Singapore increased by 0.43% due to slightly elevated sales prices in that market. CCH HK and PEWS, however, experienced an increase in enameled wire gross margin by a significant 2.43% , due to tightened inventory and shop floor control. Gross profit margins for telecommunications cables increased in both Shangdong and in Thailand’s Siam Fiber Optics, (SFO), due largely to the significant incremental demand for telecommunication cables as government’s attention to building up telecom infrastructure intensified. SPFO in Shangdong increased by 1.24% while SFO experienced another 4.49% increase in gross profits, although the sales dropped by $4.3 million.
     Operating Profit
     In addition to estimating an allowance for doubtful accounts based on historical sales and collection data, we perform a detailed review of our outstanding receivables, and make adjustments to our estimate to reflect significant delinquent accounts receivable. The Company is not aware of any significant delinquent accounts receivable that have not already been adequately reserved. In addition, our periodic allowance for doubtful accounts will continue to not have a material impact on our liquidity.
     Other than allowance for bad debt, overall SG&A expenses decreased by $0.3 million, or 1.1%, which is attributable to management’s efforts in cutting expenses and tightening control on non-production related expenditures. The headcount number went down by 90 people from a year ago. Bad debt allowance recovered (reduced) by $0.9 million including a reversal of $0.3 million by our Australian operations which were over-accrued in the past, and Signvale Pte. Ltd., a company organized under APWC General Holdings, reversed its accrual of $0.6 million as the debt is to be transferred into Sigma Epan International as capital contribution.
     Accounts receivable, net of allowance for doubtful accounts, increased by $5.8 million from $96 million as of December 31, 2008 to $101.8 million as of December 31, 2009. The increase was attributable principally to the fact that during the financial downturn, more and more customers are facing cash and liquidity issues. Days of sales outstanding were 70 days for 2008 and 99 days for 2009.
     Exchange Gain/Loss
     The exchange rates at end of December 31, 2009 and 2008 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	December 31,	December 31,
	2009	2008
Foreign currency to US$1:
Thai Baht	33.33	34.72
Singapore $	1.40	1.44
Australian $	1.11	1.41
Chinese RMB	6.83	6.82
     Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the Company resulted in unrealized and realized foreign exchange gains of $0.6 million in 2009. The exchange gains were realized across various of the operating companies, where each contributed some gain.
     Gain on Sale of Investment
     The gain on sale of investment in 2009 was primarily attributable to a disposal of long-aged accounts payable held by Sigma Epan. The individual companies that have gone into liquidation process and the associated accounts payable amounts were: Epan (Thailand) Company of $0.3 million, Sigma-Epan Cable of $0.3 million, and Data Testing Lab of $7,700.
     Other Income
     Other income in 2009 increased by $1.1 million, compared with 2008, to $4.9 million. The increase in 2009 largely consists of much less interest expenses paid as the loans were reduced, gains on Forex rose to $0.5 million, as opposed to a Forex loss a year ago by $1.7 million. Gains on sales of copper scraps and increases in tax refund for reinvestment and reversal of accounts payable in China also contributed.
     Income Taxes
     In 2009 the overall effective tax rate for the group was at 27.3%. In 2008, the Company recorded income tax of $2.1 million despite recording a consolidated loss of $20.1 million due primarily to income tax recorded for profitable subsidiaries such as APEC.
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
     As of December 31, 2009, the Company’s operating subsidiaries in China had net operating loss (“NOL”) carry forwards of approximately $19.4 million which expire on various dates between 2010 and 2014. Based on their history of losses, management believes it is likely that the net operating loss carry forwards will not be fully utilized by those subsidiaries, accordingly, the Company has not recognized the NOL carry-forwards as deferred tax assets.

     A significant portion of the deferred tax assets recognized by the Company relates to net operating loss carry forwards of APEC of $1.4 million and reserves not yet deductible for tax purposes. Because the Company operates in multiple jurisdictions, it considers the need for a valuation allowance on a country-by-country basis, taking into account the effect of local tax laws. Management believes, but cannot assure, that the Company will utilize the APEC loss carry-forwards in the future due to APEC’s profitability and continued generation of taxable income.
     Reserves not yet deductible for tax purposes affect temporary differences. Tax consequences of most events recognized in the financial statements for a year are included in determining income taxes currently payable. However, tax laws often differ from the recognition and measurement requirements of financial accounting standards. These differences are referred to as “temporary differences.” Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. The major temporary differences that gave rise to deferred tax assets and liabilities in 2008 and 2009 were allowance for inventories, allowance for doubtful accounts and the allowance for impairment in investment.
     Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2008 and 2009 are disclosed in Note 10 of Item 18: “Financial Statements.”
               5.3.2 Year Ended December 31, 2008 Compared with Year Ended December 31, 2007
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
     Average copper prices per metric ton decreased by 2.3% from $7,119 in 2007 to $6,956 in 2008. Gross profit margins for manufactured products in 2008 were on average at 2.3% compared to 9.0% in 2007.
     Copper prices indicated in this report are quoted from the London Metal Exchange (LME) index. The average copper prices in 2008 and 2007 for each of the following periods are as follows:

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
     The following table shows the percentage share and dollar value (in thousands) of net sales of the respective operations with respect to our total sales in 2008:

	Manufactured		All products
	products only		and services

Thailand	48.3%	$216,364	43.2%	$216,364
Singapore	7.9%	$35,318	17.3%	$86,625
Australia	13.7%	$61,167	12.5%	$62,810
China	30.1%	$134,999	27.0%	$134,999

Total	100.0%	$447,848	100.0%	$500,798

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
     Gross profit contributed by sales of manufactured products was $37.3 million in 2008 compared to $44.7 million in 2007, representing a decrease of 16.6%. The decrease in gross profit from sale of manufactured products attributable primarily to the lower sales quantum and lower gross profit margins for telecommunication wire and cables and power cables. The relative contribution to gross profit from manufactured products for 2007 and 2008 is as follows:

	2007	2008
Manufactured Products:
Telecommunication cable	17.3%	13.7%
Power cable	75.9%	78.8%
Enameled wire	6.7%	7.5%
Electronic cable	0.1%	0.0%

Total	100.0%	100.0%

     The contribution to gross profit from each segment line for 2007 and 2008 is as follows:

	2007	2008
Manufactured Products:
Telecommunication cable	16.9%	40.2%
Power cable	74.2%	230.3%
Enameled wire	6.6%	21.8%
Electronic cable	0.1%	0.0%

Total	97.8%	292.3%

SDI Project Engineering Services	(0.8)%	(7.5)%
Distributed Products	0.2%	12.4%

Recovery (allowance) for inventory reserve	2.8%	(197.2)%

Total	100.0%	100.0%

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
     Accounts receivable, net of allowance for doubtful accounts, decreased by $50 million from $146 million as of December 31, 2007 to $96 million as of December 31, 2008. The decrease was attributable to lower sales recorded in the last quarter of 2008 and continued efforts by the Company to monitor and collect outstanding debts. Days sales outstanding were 104 days for 2007 and 70 days for 2008.
     Exchange Gain/Loss
     In 2008, the U.S. dollar generally strengthened against the Asian currencies of the countries in which we operate when compared to 2007. The exchange differences in the income statements arose largely as a result of movement in the Thai Baht exchange rate and, to a lesser extent, the movements in the other operating currencies.
     The exchange rates as of December 31, 2007 and 2008, based on the Noon Buying Rate, were as follows:

	December 31,	December 31,
	2008	2007
Foreign currency to US$1:
Thai Baht	34.72	29.50
Singapore $	1.44	1.44
Australian $	1.43	1.14
Chinese RMB	6.82	7.30
     Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the Company resulted in a $1.7 million exchange loss in 2008. The exchange loss in 2008 was largely attributable to the exchange loss recorded in our Thai subsidiaries arising from realized and unrealized exchange losses resulting from the translation of assets and liabilities denominated in U.S. dollars or other foreign currencies during that period.
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
     Gain on Sale of Investment
     The gain on sale of investment in 2007 was primarily attributable to a $35,000 realized gain on sale by Sigma Cable Company (Private) Limited (“Sigma Cable”) of 80,000 shares of Hong Fok Corporation Ltd., a public company listed on the Singapore Exchange (SGX). The Company accounted for this investment in accordance with SFAS 115 — “Accounting for Certain Investments in Debt and Equity Securities.” The investment was classified as “held for sale” and the Company recognized approximately $13,000 of unrealized gain in shareholders’ equity and other comprehensive income prior to the sale of the securities. There was no gain or loss on sale of investment recorded in 2008.
     Other Income
     Other income largely consists of gains on sales of raw materials and scraps, a tax refund for re-investment in China, a reversal of accounts payable and gains on disposal of fixed assets. The increase in other income in 2008 is primarily due to increases in tax refund for reinvestment and reversal of accounts payable in China, offset by lower gain of disposal of fixed assets in 2008.
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
          5.4 Liquidity and Capital Resources
     As of December 31, 2009 we had $41.5 million in cash and cash equivalents, primarily in money market accounts, and none of which was unrestricted short-term bank deposits. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our primary financing need will continue to be to fund the growth in our operations, the purchase of property, plant and equipment and future acquisitions.
     We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings. Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations. Corporate needs are funded primarily through distributions from our subsidiaries. Although we have no current intention to pay dividends, we would rely upon distributions of dividends from our subsidiaries in order to do so. As noted in our risk factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us. Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section. Distributions may also be restricted as the result of objections by minority shareholders of our subsidiaries and current cash requirements by the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs with the timing of distributions.
     We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $279.8 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2009, the unused portion of the credit lines was approximately $211.2 million. That total borrowing amount includes $172.1 million in amounts available for trust receipts and issuances of letters of credit, of which $141.2 million was unused and available as of December 31, 2009. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts. As of December 31, 2009, the Company had open letters of credit totaling $30.8 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the company’s borrowing, nor is there any restriction on the use of such borrowing.
     Net cash generated from operating activities in the fiscal year ended December 31, 2009 was $18.4 million, as compared to $60 million of net cash generated from operating activities in the fiscal year ended December 31, 2008. Our net cash from operations continues to be impacted significantly by our sales and raw material purchases, which have a direct impact on changes in our accounts receivable, inventories and accounts payable. Days sales outstanding (DSO) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding as December 31, 2009 were 99 days, as compared to 70 days as of December 31, 2008. The deterioration in DSOs as of December 31, 2009 is due to the continued impact of the global economic recession on the businesses of our customers. Also contributing to the net cash provided by operations in 2009 was a $30.1 million decrease in our inventories, as compared to 2008. The decrease was a result of management’s efforts to reduce inventory levels in anticipation of lower sales as a result of weakening market conditions. Our accounts payable, accrued expenses, and other liabilities increased by $8.8 million in 2009 which was attributable to lower annual sales volume and demands of suppliers for quicker cash payment in light of the risks associated with the financial crisis.
     We increased our liabilities to related parties by $3.0 million in 2009 as compared to the $4.3 million reduction of liabilities to related parties in 2008, mainly due to purchases of power cables and raw materials and settlements thereof.
     Net cash provided by investing activities was a positive $8.0 million in 2009, as compared to approximately $5.1 million used in 2008. Investing activities are comprised primarily of the purchases of property, plant and equipment, as well as changes in our restricted and unrestricted short-term deposits. As our major capital expenditures were made in 2008, hence the diminished need for capital expenditures in 2009. The net result is an increase in investing cash.
     Included in investment activity are changes to our restricted short-term bank deposits. Restricted short-term deposits represent amounts pledged by our subsidiaries to secure various credit facilities, examples of which include performance bonds, banker’s acceptances, letters of credit and revolving lines of credit. In general, the balance in restricted short-term deposits changes in the normal course of business and as the result of specific liquidity requirements of the operating subsidiaries. The funds on deposit are maintained in money market accounts and have earned interest in 2009 at annual rates ranging from 1% to 1.5%. The decrease in restricted short-term deposits of $1.9 million in 2009, down from 2008 at $15.0 million, was a sign that our bank borrowing was getting less. We also maintain unrestricted short-term bank deposits in the form of fixed bank deposits where surplus cash was deposited for the purpose of earning interest. These fixed deposits earned interest at annual rates ranging from to 1% to 1.5% with maturities of less than a year. Unrestricted short-term deposits decreased by $7.8 million to zero dollars, which means more cash was freed up and at the Company’s disposal. Net cash used in financing activities decreased by $22.7 million in 2009, to $21.7 million, as compared to $44.5 million used in financing activities in 2008. Our financing activities are primarily comprised of borrowings from and repayments on our credit facilities with our banks. Our bank loans were reduced by $20.8 million. During the financial crisis in 2009, these loans were reduced as spending on copper and manufacturing supplies were reduced.

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
     To date, the Company has invested an aggregate of $2.8 million in Shangdong Pacific Fiber Optics Cable Co., Ltd. (“SPFO”), in which the Company possesses a 51.0% shareholders’ interest. The Company’s joint venture partner, Shandong Yanggu, possesses the remaining 49% shareholders’ interest in SPFO. Investments in SPFO have been directed at capacity expansion and the joint venture has shown increased sales and improved results for the first time in 2009. The Company has also contributed $0.2 million to Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”).
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
          5.5 Research and Development
     The Company does not currently engage in its own research and development. Under the Composite Services Agreement with PEWC described herein, the Company benefits from research and development conducted by PEWC at little or no cost to the Company. Accordingly, the Company has not made material expenditures on or commitments to research and development since formation.
          5.6 Trend Information
     We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:
•	The deterioration of economic conditions resulting from the global financial and credit crisis and economic downturn. The global financial and economic crisis has affected and is likely to continue to affect adversely each of the markets in which we sell and distribute our products and provide services. There is a reasonable likelihood that sales will stagnate or decrease if there is a reduction in infrastructure development by governmental entities and in capital expenditures by private companies. Please see the risk factor entitled “Current Economic Risks.”

•	Uncertainty arising from the volatility in the cost of copper, our principal raw material. Recent increases in commodity prices, including those of copper, have caused the Company to write-back the carrying cost of its inventory in 2009. Although copper prices have generally increased in the first few months of 2010, there is no assurance that we will not see volatility in the near future due to the current uncertain economic climate.
•	Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private commitments to communications, power and industrial projects and programs that utilize our products.

•	Political instability or uncertainty resulting in fewer or suspended government contracts, such as in Thailand. The current political unrest in Thailand presents increased risks for foreign investors and may result in a reduced government focus on infrastructure development (which often utilizes the Company’s manufactured products).
     See “Quantitative and Qualitative Disclosures About Market Risk.”
          5.7 Off-Balance Sheet Arrangements
     We do not consider the Company to have any material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.
          5.8 Contractual Obligations
     The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2009:

	Payments due by period
		Less			More
Contractual obligations		than 1			than 5
(In thousands of US$)	Total	year	1-3 years	3-5 years	years
Capital lease obligations (principal amount only)	$338	$154	$181	$3	—
Finance charges on capital lease obligations	35	19	16	—	—
Operating lease obligations	5,290	654	1,734	370	2,532
Purchase obligations for copper cathodes	195,173	195,173	—	—	—

	$200,836	$196,000	$1,931	$373	$2,532

     For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18: “Financial Statements”.
Item 6: Directors, Senior Management and Employees
          6.1 Directors and Senior Management
     At present, there is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. Until September 7, 2007, the Bye-laws provided for a classified Board consisting of up to three Class A Directors and up to seven Class B Directors. At an annual meeting of shareholders (“AGM”) held on September 7, 2007, the shareholders passed a resolution amending the Bye-laws to eliminate the classified Board. In addition, the Bye-laws were amended to provide that a quorum consists of a majority of the directors then in office. As of December 31, 2009, there were a total of ten directors on the Board, including two independent directors, Mr. Anson Chan and Dr. Yichin Lee. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present.
     The following table sets forth certain information concerning the current directors and certain other officers of the Company. All directors are subject to annual election by the shareholders of the Company. Each of the directors was reelected at the Company’s annual general meeting of the shareholders held on September 29, 2009. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Appleby Management	N/A	Resident Representative and Assistant Resident Secretary
(Bermuda) Ltd.
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director and Non-Executive Chairman of the Board
Fang Hsiung Cheng	May 31, 1942	Director
Alex Erskine	September 7, 1963	Resident Secretary in Bermuda
Daphne Hsu	August 12, 1962	Financial Controller
Gai Poo Lee	February 28, 1957	Director
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Ching Rong Shue	March 4, 1950	Director
David Sun	December 22, 1953	Director
Jack Sun	August 27, 1949	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
Carson Tien	May 16, 1945	Chief Operating Officer
Frank Tseng	March 17, 1957	Chief Financial Officer; Non-Resident Secretary
     Certain officers and directors of the Company are or were also officers and directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of the Board of Directors and senior management is as follows:
     Mr. Anson Chan has been an independent member of the Company’s Board of Directors and a member and Chairman of the Audit Committee since 2007. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008.
     Mr. Andy C.C. Cheng was a member of the Company’s Board of Directors from 2004 to 2005 and was re-elected in 2007. Mr. Cheng was appointed as Chairman of the Board in 2009. From 1987 to 2003, Mr. Cheng served as Vice President in charge of procurement at PEWC. Mr. Cheng has been an Executive Vice President at PEWC since 2004 and Chairman of each of the investment divisions of PEWC, Tai Ho Investment Co., Ltd. and You Chi Investment Co., Ltd., since June 2008. Mr. Andy C.C. Cheng is not related to Mr. Fang Hsiung Cheng.
     Mr. Fang Hsiung Cheng has been a member of the Company’s Board of Directors since 2006. He also serves as Assistant Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng.
     Mr. Alex Erskine was appointed as resident Secretary in Bermuda in October 2008. Mr. Erskine is a partner in the Bermuda law firm of Appleby, where he is the local team leader of the funds and investment services practice group, which group he joined in 1999. From March 2007 until October 2008, Mr. Erskine was the managing partner of the British Virgin Islands office of Appleby. Prior to joining Appleby, Mr. Erskine was Deputy Legal and Compliance Director of the Asset Management Division of UBS AG.

     Ms. Daphne Hsu has been Financial Controller of the Company since March 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.
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
     Dr. Yichin Lee has been an independent member of the Company’s Board of Directors and served on the Audit Committee since 2007. Dr. Lee is also the Managing Director of Giant Management Consulting LLC and an independent director of Giga Media Limited. Dr. Yichin Lee holds a doctorate degree in resource planning and management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee or Mr. Gai Poo Lee.
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
     Mr. Yuan Chun Tang has been a member of the Company’s Board of Directors since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as the Company’s Chairman from 2005 to 2009. He has also served as Chairman of PEWC since 2004 and has been the Director of Pacific Construction Corp. Ltd since 2002. Mr. Yuan served as the Director of Taiwan Co-generation Corp from 2005 to 2008. Mr. Yuan has also been the Chairman of Taiwan Electric Wire & Cable Industries Association since 2004. He has served as the Supervisor to Taipei Importers/Exporters Association as well as the Director of Chinese National Federation of Industries in Taiwan since 1998 and 2004, respectively.
     Mr. Carson Tien has been with PEWC or one of its affiliates such as APWC for his entire career. He started out as engineer in PEWC’s Tao Yuan, Taiwan plant in 1969 and later was promoted to plant manager in 1977. In 1990 Carson again was promoted to Assistant VP responsible for Engineering and Manufacturing in PEWC. He then in 1996 was transferred from PEWC to APWC to head the Shenzhen, China plant as President of PEWSC. In 2005, he was appointed as Chief Operating Officer at APWC headquarters.
     Mr. Frank Tseng was appointed as Chief Financial Officer and Non-Resident Company Secretary effective October 22, 2009. Mr. Tseng previously served as the Deputy CFO for ABB Taiwan. Prior to that, he served as the Financial Controller of the Asia Pacific region of Phoenix Technologies Co., a Nasdaq-listed California Silicon Valley-based high-tech company.
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
     As the Company is not currently listed on any national exchanges, the Company is not required to have a Board of Directors that is composed of a majority of independent directors. In the event that the Company seeks to list its Common Shares on a national exchange, the Company may choose to rely upon the “controlled company exemption” that is available to issuers on a number of national exchanges. In effect, the “controlled company exemption” provides that an issuer listing on a national exchange that recognizes the exemption is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer.
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
     On September 28, 2007, the Company filled two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the Audit Committee of the Board. Mr. Chan and Dr. Lee were reelected to the Board at the annual general meeting of the shareholders held on September 29, 2009. The Audit Committee is currently composed of Mr. Chan and Dr. Lee, with Mr. Chan serving as the committee’s chairman.
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
          6.4 Compensation
     The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2009 was approximately $1.26 million. As of March 31, 2009, our directors and executive officers beneficially owned approximately 50,000 Common Shares representing approximately 0.4% of the issued and outstanding Common Shares. The Company is not required to disclose the annual compensation of its executive officers and directors on an individual basis under the laws of Bermuda or Taiwan.
     The fee payable to independent directors is $20,000 per year and the fee payable to directors who are executive officers of the Company or PEWC is $10,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance of meetings of the Board of Directors.
     No funds or provisions have been set aside to directors or management except for government mandated programs. The aggregate number of shares held by directors and executive officers is 50,000 shares.
          6.5 Employees
     The Company employed a total of 1,615 employees as of December 31, 2009, of which about 17% were administrative and management personnel. Approximately 52% of employees were located in Thailand, 30% in China, 9% in Singapore and 4% in Australia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.
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
     The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore. Contributions to the plans are made on an annual basis and totaled $0.7 million in 2009. Additionally, the Company has several defined benefit plans in accordance with Thailand labor law. In Thai subsidiaries the companies must pay a retiring employee from one to ten times such employee’s salary rate during his or her final month, depending on the length of service. During 2009, the Company’s total expenses under this labor law were $0.5 million. These plans are not funded and the amount is recognized and included in Other Current Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $2.0 million as at December 31, 2009.
     Approximately 60% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. The Company believes that approximately 100% and 97% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 18% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of the other operating subsidiaries of the Company are members of a union.
     The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees. In Singapore, employee turnover is approximately 30.4% of total employees annually. In Thailand, employee turnover is approximately 8.7% of total employees annually.
Item 7: Major Shareholders and Related Party Transactions
          7.1 Major Shareholders
     From September 15, 2005 until June 28, 2007, Sino-JP Fund Ltd, a company incorporated under the laws of the Cayman Islands, held 2,766,154 Common Shares, representing 20% of the issued and outstanding Common Shares of the Company. On June 28, 2007, Sino-JP sold all of its Common Shares to SOF Investments, L.P., a Delaware limited partnership (“SOF”). From September 15, 2005 until March 27, 2009, PEWC held 7,664,615 Common Shares, representing 55.4% of the issued and outstanding Common Shares of the Company. On March 27, 2009, SOF sold 1,410,739, or 51%, of its Common Shares to PEWC. Since that sale, PEWC and SOF have held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively. The remaining 24.6% of the issues and outstanding Common Shares are publicly traded in the U.S. on the over-the-counter bulletin board (the “OTC BB”).
     The following table sets forth certain information regarding beneficial ownership of the Company’s capital stock as of March 31, 2010 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

	Number of
Identity of Person or Group	Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd. (1)	9,075,354	65.600%
SOF Investments, L.P. (2)	1,355,415	9.800%
Directors and Officers of the Company	50,000	0.362%

(1)	PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly-owned subsidiary, Moon View Ventures Limited, a British Virgin Islands company, which beneficially owns 7,307,948 Common Shares, and as a result of PEWC’s control of its indirect wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 356,667 Common Shares.

(2)	MSD Capital, L.P. (“MSD Capital”) is the general partner of SOF and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by SOF. MSD Capital Management LLC is the general partner of MSD Capital and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management and may be deemed to have or share voting and/or investment power over, and beneficially own, securities owned by MSD Capital Management. Each of Messrs. Fuhrman, Phelan and Lisker disclaim beneficial ownership of such securities, except to the extent of the pecuniary interest of such person in such securities.
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
          7.2 Related Party Transactions
     On September 2004, certain accounts payable to PEWC in the amount of $9.7 million from Sigma Cable Company (Private) Limited (“Sigma Cable”), a subsidiary in Singapore, were converted into a loan from PEWC. Such loan is repayable in quarterly installments and bears interest at the Singapore Interbank Offered Rate plus 1.52%. As of December 31, 2009 and the latest practicable date, the principal amount of the loan was completely paid off by Sigma Cable. Sigma Cable continues to incur ordinary course trade payables with PEWC in connection with copper purchases and the sale of distributed products on behalf of PEWC.
     As of December 31, 2009 and the latest practicable date, the Company, including its subsidiaries, had a principal balance outstanding of $1.7 million borrowed from subsidiaries of PEWC, including Moon View Venture Limited (“Moon View”). This short-term indebtedness is payable on a demand basis and does not accrue interest.
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
     On February 2, 2009, SOF delivered notice of its exercise of the put right under the Shareholders Agreement to PEWC due to fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009. On March 27, 2009, SOF sold 51% of the Common Shares held by it to PEWC. In connection with the sale, the Company, PEWC and SOF amended and restated the Shareholders Agreement (the “Amended and Restated Shareholders Agreement”), which among other things, grants to the Company an extension for listing its Common Shares on a national exchange until February 2011 and maintains for SOF the right to sell its remaining Common Shares to PEWC in the event the Company is not able to list its Common Shares on a national Securtities Market by February 2011. The Amended and Restated Shareholders Agreement contains the same registration and indemnification obligations set forth in the Shareholders Agreement.

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
     Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Shenzhen and Thailand. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was $183,000 as of December 31, 2009.
     Additional details regarding related party balances as of December 31, 2009 and related party transactions, including copper purchases from PEWC, are disclosed in Note 15 of our audited consolidated financial statements in Item 18: Financial Statements.
     There have been no other related party transactions or contracts entered into between PEWC and APWC in 2009.
Item 8: Financial Information
          8.1 Legal Proceedings
     There are currently no material proceedings in which any director, senior manager, or affiliate is adverse to the Company or has an adverse material interest. The following is a summary of recent legal proceedings of the Company which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.
     The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (“Sigma Cable”). Sigma Cable manufactures low voltage power cable for sale and distribution in Singapore and countries in the Asia Pacific region. In June 2005, Highness Electrical Engineering Pte Ltd (“Highness Electrical”) commenced an action in the High Court of Singapore (the “High Court”) against Sigma Cable claiming damages arising from an alleged breach of a contract. The parties entered into a contract on December 17, 2003 for the supply by Sigma Cable to Highness Electrical of various types of electrical cables from December 2003 to December 31, 2005. By early February 2005, Sigma had not delivered goods that had been on order for several months. As a result, on February 3, 2005, Highness Electrical claimed Sigma Cable repudiated the contract. On March 30, 2005, Sigma Cable agreed to supply electrical cables at the prices originally agreed to. However, in June 2005, Highness Electrical instituted an action to recover damages for the loss it claimed that it had suffered as a result of having to pay higher prices for the electrical cable. In June 2006, the High Court ruled that Sigma Cable had repudiated the contract and ordered that the assessment of damages be done by Sigma Cable. Sigma Cable appealed the High Court’s verdict, but the determination that Sigma Cable was liable for damages has been upheld on appeal. In February 2008, the Supreme Court assessed damages of approximately $886,000. This amount was paid to Highness Electrical in 2008. Sigma Cable is currently considering the merits of appealing this determination of damages.

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
          8.3 Significant Changes
     There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2009 that have not been described herein.
Item 9: The Offer and Listing
          9.1 Historical Trading Information
     The high and low market prices for Common Shares on the over-the-counter bulletin board (the “OTC BB”) (until August 2005), on the Pink Sheets (from August 2005 until April 2008), and again on the OTC BB (since April 2008) for each period specified are as follows:

	Price per Share
	($)
	High	Low
Five most recent full financial years:
2005	4.75	1.20
2006	3.20	0.80
2007	7.19	2.50
2008	6.45	0.80
2009	3.39	0.50

Two most recent full financial years:
2008
First Quarter	6.10	4.55
Second Quarter	6.45	5.50
Third Quarter	5.50	2.65
Fourth Quarter	5.10	0.80
2009
First Quarter	1.50	0.50
Second Quarter	1.98	0.90
Third Quarter	2.90	1.45
Fourth Quarter	3.39	2.15
2010
First Quarter	3.00	2.25

Most recent six months:
November 2009	3.00	2.65
December 2009	2.95	2.15
January 2010	2.99	2.25

	Price per Share
	($)
	High	Low
February 2010	2.85	2.50
March 2010	3.00	2.55
April 2010	3.00	2.55
          9.2 Markets
     The Company has been listed on the OTC BB since April 2008 under the symbol “AWRCF,” immediately prior to which the Common Shares were traded on the Pink Sheets. See the risk factor entitled “Potential Illiquidity of Common Shares.” The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States. The Company intends to apply for a listing on either the Nasdaq or NYSE Amex Equities (formerly known as the American Stock Exchange), as and when the Company meets the listing criteria for one of those exchanges.
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
     For a detailed description of the Company’s principal activities, see Section 4.1: “History and Development of the Business.” On September 7, 2007, the Company’s Bye-Laws were amended to delete provisions providing for a classified Board of Directors and to allow the shareholders to set the number of directors. At the annual general meeting held on September 7, 2007, the shareholders provided that the Board shall consist of up to ten (10) directors of a single class. Pursuant to the Company’s Bye-laws, each director has one vote on all matters put to the Board, and a quorum shall consist of a majority of the members of the Board of Directors then in office. The Company’s Bye-laws, as so amended, were filed with the annual report of the Company on Form 20-F for the fiscal year ended December 31, 2004. The Company’s Bye-Laws were further amended on September 8, 2008 to increase the authorized share capital. The Company’s Bye-laws, as so further amended, were filed on February 18, 2009 as Exhibit 3.2 to Amendment No. 4 to the Company’s registration statement on Form F-1 filed on February 18, 2009.
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
     Our authorized share capital as of December 31, 2009 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2009 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding.

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
     If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each Common Share entitled to vote on such question. A poll may only be demanded under the Bye-laws by:
•	the chairman of the meeting;

•	at least three shareholders present in person or represented by proxy;

•	any shareholder or shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having voting rights; or

•	a shareholder or shareholders present in person or represented by proxy holding Common Shares conferring the right to vote on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Common Shares.
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
     Under our Bye-laws, the Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests. With the sanction of a shareholders resolution, the Board of Directors may determine that any dividend may be paid in cash or by distribution of specific assets, including paid-up shares or debentures of any other company. The Board of Directors may also pay any fixed cash dividend which is payable on any of our Common Shares half-yearly or on other dates, whenever our position, in the opinion of the Board of Directors, justifies such payment.
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
               10.2.12 Disclosure of Interests
     Under the Companies Act, a director who has an interest in a material contract or a proposed material contract, or a 10% or more interest (directly or indirectly) in an entity that is interested in a contract or proposed contract or arrangement with us, is obligated to declare the nature of such interest at the first opportunity at a meeting of the Board of Directors, or by writing to the Board of Directors. If the director has complied with the relevant sections of the Companies Act and the Bye-laws with respect to the disclosure of his interest, the director may vote at a meeting of the Board of Directors or a committee thereof on a contract, transaction or arrangement in which that director is interested, in which case his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present.
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
     Under our Bye-laws, if we are wound up, the liquidator may, pursuant to a resolution of the shareholders and any approval required by the Companies Act, divide among the shareholders in cash or other assets the whole or part of our assets, whether such assets shall consist of property of the same kind or not, and may for such purposes set such values as such liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders.
               10.2.14 Meetings of Shareholders
     Under Bermuda law, a company is required to convene at least one general meeting per calendar year. The directors of a company, notwithstanding anything in such company’s bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, duly convene a special general meeting. Our Bye-laws provide that the Board of Directors may, whenever it thinks fit, convene a special general meeting.
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
     Under our Bye-laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at, such registered address. Any notice sent by post shall be deemed to have been served seven (7) days after dispatch. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex or telecopier or other mode of representing or reproducing words in a legible and non-transitory form and such notice shall be deemed to have been served twenty-four (24) hours after its dispatch.
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
     Under our Bye-laws, the register of shareholders of the Company is required to be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge to members of the general public. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent, Computershare Limited, which is based in Jersey City, New Jersey.
     Under Bermuda law, a company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours in each day by members of the public without charge. Under our Bye-laws, the register of directors and officers is available for inspection by the public between 10:00 a.m. and 12:00 noon every working day.
     Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records, except for the Bye-laws of the Company.
               10.2.16 Election or Removal of Directors
     The Bye-laws provide that the number of directors will be such number, not less than two, as our shareholders by resolution may from time to time determine. A director will serve until re-elected or his successor is appointed at the next annual general meeting or his prior removal in the manner provided by the Companies Act or the Bye-laws. There is no requirement under Bermuda law, the Company’s memorandum of association or its Bye-laws that a majority of the Company’s directors be independent.
     At the annual general meeting held on September 7, 2007, the Company further amended its Bye-laws to delete the provisions establishing a classified Board. The amendment to the Bye-laws established that the number of directors would be set by the shareholders, with each director having one vote on all matters submitted to the Board. At that meeting, eight members of the Board of Directors were elected, with two seats then reserved as casual vacancies and subsequently filled by the Board. At the annual general meeting held on September 29, 2009, the ten directors were re-elected.
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
     Under Bermuda law, the holders of:
•	an aggregate of not less than twenty percent in par value of a company’s issued share capital or any class thereof; or

•	not less in the aggregate than twenty percent of the company’s debentures entitled to object to amendments to its memorandum of association,

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

               10.2.18 Merger or Consolidation (Amalgamation)
     The Companies Act provides that, subject to the terms of a company’s bye-laws, the merger or consolidation of a Bermuda company with another company (referred to as an “amalgamation” under Bermuda law) requires an amalgamation agreement which must be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing by proxy more than one-third of the issued shares of the company. These provisions do not apply where a holding company is amalgamating with one or more of its wholly-owned subsidiaries or where two or more wholly-owned companies of the same holding company are amalgamating.
     Under Bermuda law, in the event of an amalgamation of a Bermuda company, a shareholder who did not vote in favor of the transaction and who is not satisfied that fair value has been offered for the shares, may apply to a Bermuda court within one month of notice of the meeting of shareholders to appraise the fair value of those shares.
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
     When one or more shareholders believes the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interest of some of the shareholders, a Bermuda court, upon petition, may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company, and in the case of a purchase of the shares by the company, for the reduction accordingly of the company’s capital or otherwise.
               10.2.20 Personal Liability of Directors and Indemnity
     The Companies Act requires every officer, including directors, of a company in exercising powers and discharging duties, to act honestly in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Companies Act further provides that any provision, whether in the bye-laws of a company or in any contract between the company and any officer or any person employed by the company as auditor, exempting such officer or person from liability, or indemnifying him against any liability which by virtue of any rule of law would otherwise attach to him, in respect of any fraud or dishonesty of which he may be guilty in relation to the company, shall be void.
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

               10.2.21 Exchange Controls
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
     Notwithstanding the recording of any special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any estate or trust.
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
          10.3 Material Contracts
     Composite Services Agreement (“CSA”)
     The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. In 2009 there have been no material changes to the CSA between APWC and PEWC. The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. Pursuant to the Composite Services Agreement:
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
          10.4 Taxation
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
               10.4.1 United States Taxation
     The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of Common Shares by a U.S. Holder (as defined below) and a Non-U.S. Holder (as defined below), in each case, subject to the assumptions, qualifications and limitations in our discussion below. Such summary is subject to changes in United States law, including changes that could have retroactive effect. The summary does not purport to be a comprehensive description of all possible tax considerations that may be relevant to a decision to purchase Common Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (the “Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. Further, this summary does not discuss any foreign, state or local tax consequences.
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
     Taxation of Dividends
     We have never declared or paid any cash dividends and do not presently anticipate paying dividends in 2010. A U.S. Holder receiving a distribution with respect to Common Shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries.
     Under U.S. federal income tax laws, for taxable years beginning before January 1, 2011, a dividend paid to an individual U.S. shareholder from either a domestic corporation or a “qualified foreign corporation” is subject to tax at the reduced rates applicable to certain capital gains. A qualified foreign corporation includes certain foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation is so treated with respect to any dividend it pays if the stock with respect to which it pays such dividend is readily tradable on an established securities market in the United States.
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
               10.4.2 Bermuda Taxation
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
          10.5 Documents on Display
     We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to a foreign private issuer. We are currently required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on Form 20-F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities. We have previously been delinquent in filing our annual reports. As a result, the Company was delisted from the OTC BB and traded on the Pink Sheets. On April 9, 2008, trading in the Common Shares of the Company was restored to the OTC BB under the trading symbol “AWRCF.”
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
     In addition, we post certain information regarding the Company and its operations on our website located at www.apwcc.com. Summary information regarding the Company posted on our website should not be considered to be a substitute for, or a restatement of, the more complete information regarding the Company, its results of operations and financial condition set forth in this Annual Report or other documents or information which we may file with the SEC.
Item 11: Quantitative and Qualitative Disclosures About Market Risks
     The Company has exposure to several quantitative market risks, including fluctuations in interest rates, foreign currency exchange rates and the pricing of commodities, principally copper, the Company’s main raw material. Risk management measures undertaken by the Company include entering into derivative agreements covering interest rates, foreign exchange rates and copper pricing, as well as copper forward pricing agreements. The Company does not purchase or sell derivative instruments for trading purposes. The Company does not engage in trading activities involving copper contracts for which a lack of marketplace quotations would necessitate the use of fair value estimation techniques.

          11.1 Interest Rate Risk
     The company has not entered nor used any derivative instruments to manage interest rate exposure. As in our line of business, derivative instrument would normally apply to hedging commodity, i.e., copper, and not the interest rate hedging as we have seen in other practice.
          11.2 Foreign Currency Risk
     The Company has exposure to fluctuations in currency exchange rates. The Company’s revenues are generated primarily in the local currency in its principal operating jurisdictions; namely Thailand, China, Singapore and Australia. However, nearly all of the costs associated with the purchase of the Company’s raw materials, including copper, and its capital expenditures, including ongoing equipment upgrade and maintenance programs, are in U.S. dollars. In order to limit the risks that would otherwise result from changes in currency exchange rates, the Company enters into derivative financial instruments on a selective basis from time to time which are forward exchange contracts that are cash flow hedges intended to hedge the currency fluctuations relating to sales revenues generated in the local markets of our operating subsidiaries. The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based upon quoted market prices. The company as a whole did not enter into any forward contract in 2009. At December 31 2008, the net unrealized loss on the net foreign currency contracts was $133,000. In general, significant volatility in foreign currency exchanges rates will increase the risks to the Company’s results, which we attempt to mitigate through cash flow hedging with forward exchange contracts.
     As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2009 and 2008, the cumulative other comprehensive gain (loss) account included in the total equity section of the consolidated balance sheet included a cumulative gain (loss) of $3.1 m and ($9.0 million), respectively. This sensitivity analysis is inherently limited in that it assumes that multiple foreign currencies will always move in the same direction and to the same degree relative to the U.S. dollar.
     In 2008 we entered into derivative financial instruments on a selective basis throughout the year to mitigate foreign currency fluctuation risks arising from operating activities. The application of these instruments was primarily for currency hedging purposes and not for trading purposes. The Company uses Thai Baht forward foreign exchange contracts to reduce its exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included in income as foreign exchange gains or losses. The Company entered into forward exchange contracts with a notional value of approximately $12 million that matured in January, February, March, May and June 2008 and $19 million that matured in January, February, March and May 2009. The Company did not enter into any foreign currency forward contracts in 2009.
          11.3 Market Risks Relating to Copper
     Copper is the principal raw material we use, accounting for approximately 70% of the cost of sales in 2009. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur.
     In an effort to mitigate the market risks associated with volatility in copper pricing, from time to time the Company enters into copper forward pricing contracts in order to minimize fluctuations of its cost of copper. These instruments permit the Company to hedge its cost of copper for periods from 10 months to 12 months. These forward contracts were entered into with the purpose of securing the source of the copper. The Company did not enter into forwarding contracts with any copper suppliers in 2009.
          11.4 Fair Value of Designated Market-Sensitive Derivative Contracts
     The company does not record unrealized gains and losses on the designated cash flow hedge instruments in Other Comprehensive Income (loss), rather the income or loss flows thru statement of operations. Moreover, since the company did not transact any hedge instrument in 2009, hence the issue does not exist.
Item 12: Description of Securities Other Than Equity Securities
     (Not applicable)

Part II
Item 13: Defaults, Dividend Arrearages and Delinquencies
     The Company has experienced no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days relating to the Company’s or any of its consolidated subsidiaries’ indebtedness.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
     (Not applicable)
Item 15: Controls and Procedures
     Disclosure Controls and Procedures
     An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and the CFO concluded that our disclosure controls and procedures were ineffective as of December 31, 2009.
     Internal Control Over Financial Reporting
     The Company’s management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We do not expect that our internal control will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
     The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of the Assessment Date.
     Based on the Company’s evaluation under the COSO framework, management concluded that a material weakness, existed in the Company’s internal control over financial reporting as of the Assessment Date.
     In making its assessment, management identified a material weakness in the financial statement closing process which resulted in audit adjustments at year end. Deficiencies were noted in our controls over non-routine aspects of our financial statement closing process, including the accounting for foreign currency transactions and translation whereby foreign currency translation amounts were improperly recorded in other comprehensive income instead of the statement of operations, the calculation and recording of individual income tax liability, allowance for deferred tax assets, fixed asset residual value, and recurring consolidation entries. These deficiencies were attributable to our decentralized reporting structure, our complex consolidation process and inadequate reviews over account balances at the reporting date. In making our assessment, we evaluated that the aggregate effect of these deficiencies represents a material weakness.

     We will continue to train our financial accounting reporting staff with respect to the appropriate considerations and review procedures relating to judgmental and non-recurring transactions and balances, and the CFO, who was newly appointed since October 2009, will perform a thorough review of critical estimates and account balances at each reporting date.
     Management is committed to remediate this material weakness as timely as possible and has subsequently implemented the following additional control procedures during the first half of 2010:
•	Trained all levels of finance and accounting staff, both at the subsidiary level and at headquarters level, on US GAAP and recent accounting and reporting developments.

•	Accounting entries at each subsidiary must be reviewed by their supervisor or finance manager, then signed off by the respective CFO (or, in the absence of CFOs, the finance manager takes charge).

•	Regular monthly finance meetings are conducted to discuss problems and verify account balances.

•	Development of a more standardized group reporting package.
     We will continue to monitor and to test our internal controls to insure this material weakness has been remediated.
     This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
     Changes in internal control over financial reporting
     Except as indicated in management’s report on internal control over financial reporting, there were no other changes in our internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting
Item 16A. Audit Committee Financial Expert
     As the Common Shares are traded on the OTC BB, the Company is not required to have an audit committee that meets the requirements of, nor is it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act. On September 28, 2007, our Board appointed Mr. Anson Chan and Dr. Yichin Lee as independent directors to fill the two casual vacancies on the Board, and to constitute the members of the Audit Committee, with Mr. Chan serving as the Audit Committee’s chairman.
Item 16B. Code of Ethics
     On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.
Item 16C. Principal Accountant Fees and Services
     Audit Fees

     The aggregate fees billed for fiscal years 2009 and 2008 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services normally provided by the accountant in connection with statutory and regulatory filings or engagements totaled $0.8 million and $0.5 million, respectively.
     Audit-Related Fees
     No fees were billed for fiscal year 2009 or 2008 for assurance and audit-related services by the principal accountant other than as included in the figures provided in the preceding paragraph.
     Tax Fees
     The aggregate fees billed for fiscal years 2009 and 2008 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $19,000 and $94,000, respectively.
     All Other Fees
     There were no other fees billed for fiscal year 2009 or 2008 for products and services provided by the principal accountant, other than those services described in the preceding paragraphs of this Item 16C.
     Audit Committee Approval
     The engagement of the accountant to render audit, audit-related and non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of the Company. Each of the services described in this Item 16C were approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for the Audit Committees
     The Company does not have a class of securities listed on a national securities exchange or with a national securities association.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     During 2009, there were no purchases of equity securities made by or on behalf of the Company or any “affiliated purchaser” for the purposes of this Item 16E.
Item 16F. Change in Registrant’s Certifying Accountant
     The Company’s independent accountant for fiscal years 2005, 2006, 2007 and 2008, Mazars (“Mazars”) resigned and did not stand for re-election by shareholders after the completion of the 2008 audit. None of Mazars’ reports on the financial statements of the Company contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was put forth and approved by the Audit Committee.
     During the 2008 and 2009 fiscal years, there were no disagreements with Mazars on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mazars, would have caused it to make reference to the subject matter of the disagreements in connection with its report.
     During the 2008 and 2009 fiscal years, no reportable events occurred in the course of the performance by Mazars of audit services for the Company.

     At the annual general meeting of the shareholders held on September 29, 2009, the Company’s shareholders authorized the engagement of Ernst & Young (“EY”) as the Company’s principal independent accountant to audit the Company’s financial statements for fiscal year 2009.
Item 16G. Corporate Governance
     The Common Shares currently are not listed on a national securities exchange.

Part III
Item 17: Financial Statements
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18: Financial Statements
     See pages F-1 — F-49.
Item 19: Exhibits
19.1	Index to Audited Financial Statements

Reports of independent registered accounting firms

Consolidated balance sheets as of December 31, 2008 and 2009

Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009

Consolidated statements of shareholders’ equity for the years ended December 31, 2007, 2008 and 2009

Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009

Notes to consolidated financial statements

19.2	Index to Exhibits

1.1	Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).

1.2	Second Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 3.2 of the Company’s Amendment No. 4 to Form F-1 filed with the Securities and Exchange Commission on February 18, 2009).

2.1	Amended and Restated Shareholders’ Agreement dated March 27, 2009 (incorporated by reference to Exhibit 3.4 of the Company’s Post-Effective Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on April 2, 2009).

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).

4.2	Indemnification Agreement dated November 6, 1996 (incorporated by reference to Exhibit 10.2 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).

4.3	Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder’s Loan (incorporated by reference to Exhibit 5.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2002).

4.4	Settlement Agreement between Asia Pacific Wire & Cable Corporation, Ltd. and Sino-JP Fund Co., Ltd. (incorporated by reference to Exhibit 4.5 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

4.5	Summaries of Joint Venture Agreements (incorporated by reference to Exhibit 10.7 of the Company’s Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on November 26, 2008).

8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

15(a)	Audit Committee Charter (incorporated by reference to Exhibit 15(a) of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

16(f)	Letter provided by Mazars LLP in Response to Item 16F(a).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: May 14, 2010	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Audited Financial Statements
Asia Pacific Wire & Cable Corporation Limited
As of December 31, 2008 and 2009
Years ended December 31, 2007, 2008 and 2009

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Asia Pacific Wire & Cable Corporation Limited:
We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the “Company” or “APWC”) as of December 31, 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
Ernst & Young
Hong Kong SAR
May 14, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Mazars LLP
Certified Public Accountants
(On January 3, 2009, Mazars
Moores Rowland LLP changed
its name to Mazars LLP.)
Singapore
June 29, 2009

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31
(In thousands of US Dollars, except share data)	2008	2009
ASSETS

Current assets:
Cash and cash equivalents	$37,510	$41,534
Unrestricted short-term bank deposits (note 5)	7,756	—
Restricted short-term bank deposits (note 5)	15,033	13,145
Accounts receivable, net of allowance for doubtful accounts of $9,644 and $8,694 at December 31, 2008 and 2009, respectively (note 9)	95,901	101,849
Amounts due from related parties (note 15)	6,922	5,664
Inventories, net of allowance for inventories of $26,715 and $3,995 at December 31, 2008 and 2009, respectively (note 9)
Distributed products	8,227	5,295
Finished products	24,060	31,949
Products in process	14,563	17,318
Raw materials and supplies	25,712	14,485

	72,562	69,047

Available-for-sale investments (note 6)	68	106
Deferred tax assets (note 10)	3,064	2,595
Prepaid expenses	4,942	3,928
Other current assets	2,515	1,180

Total current assets	246,273	239,048

Property, plant and equipment:
Land	4,381	5,470
Land use rights	3,778	2,936
Buildings	42,406	45,130
Machinery and equipment	103,266	108,711
Motor vehicles	3,303	3,724
Office equipment	10,060	10,280

	167,194	176,251

Accumulated depreciation and amortization	(118,568)	(132,611)

	48,626	43,640

Available-for-sale investments (note 6)	544	580
Investment in equity investees (note 18)	4,103	3,263
Goodwill	8,801	8,801
Other assets	269	107
Deferred tax assets (note 10)	1,182	613

	14,899	13,364

Total assets	$309,798	$296,052

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
(In thousands of US Dollars, except share data)	2008	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans and overdrafts (note 7)	$57,962	$37,185
Accounts payable	46,367	33,706
Accrued expenses	4,550	9,244
Amounts due to related parties (note 15)	25,811	17,487
Short-term loans from the immediate holding(note 15)	1,732	1,732
Income tax liabilities (note 10)	5,710	7,059
Deferred tax liabilities (note 10)	65	—
Other current liabilities	3,648	5,496

Total current liabilities	145,845	111,909

Other liabilities	464	546
Deferred tax liabilities (note 10)	782	1,005

Total liabilities	147,091	113,460

Commitments and contingencies (notes 12 and 14)

APWC shareholders’ equity (note 8):
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares was effective on December 31, 2008 and 2009
Issued and outstanding shares – 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	15,819	25,908
Accumulated other comprehensive loss (note 11)	(13,369)	(10,195)

Total APWC shareholders’ equity	114,129	127,392

Non-controlling interests	48,578	55,200

Total shareholders’ equity	162,707	182,592

Total liabilities and shareholders’ equity	$309,798	$296,052

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(In thousands of US Dollars, except share data)	2007	2008	2009
Net sales
Manufactured products (sales to related parties amounted to $9,110 in 2007, $5,855 in 2008 and $4,144 in 2009 (note 15))	$494,805	$447,848	$300,121
Distributed products	10,783	32,415	28,102
Sales, delivery and installation of wires and cables	5,253	20,535	34,008

	510,841	500,798	362,231
Costs of sales (purchases from related parties amounted to $69,240 in 2007, $57,401 in 2008 and $59,785 in 2009)
Manufactured products	(450,134)	(410,581)	(280,085)
Distributed products	(10,703)	(30,831)	(26,585)
Sales, delivery and installation of wires and cables	(5,600)	(21,491)	(33,119)
Recovery (allowance) for inventory reserve	1,272	(25,145)	23,949

	(465,165)	(488,048)	(315,840)

Gross profit	45,676	12,750	46,391

Selling, general and administrative expenses	(26,156)	(29,032)	(28,715)
Recovery (allowance) for doubtful accounts	(3,295)	(12)	860
Impairment of long-lived assets	—	—	(77)

Income (loss) from operations	16,225	(16,294)	18,459

Exchange gain (loss), net	864	(1,712)	528
Interest income	1,517	990	458
Interest expense	(7,580)	(5,769)	(2,597)
Share of net (loss) gain of equity investees	124	(142)	(40)
Impairment of investments	(95)	—	—
Gain on sale of investments	35	—	—
Gain on liquidation of subsidiaries	—	—	568
Other income, net	2,070	2,859	2,196

Income (loss) before income taxes	13,160	(20,068)	19,572

Income taxes (note 10)	(6,298)	(2,132)	(5,344)

Net income (loss)	6,862	(22,200)	14,228

Less: Net (loss) income attributable to non-controlling interests	(2,029)	8,551	(4,139)

Net income (loss) attributable to APWC	$4,833	$(13,649)	$10,089

Basic and diluted income (loss) per share	$0.35	$(0.99)	$0.73

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated
				other
	Common	Additional	Retained	comprehensive
(In thousands of US Dollars, except share data)	Stock	paid-in capital	earnings	income (loss)	Total
Balance at January 1, 2007	$138	$111,541	$26,524	$(19,438)	$118,765
Comprehensive income
Net income	–	–	4,833	—	4,833
Other comprehensive income, net of tax
Currency translation adjustment	–	–	–	15,179	15,179
Pension liability adjustments (note 16)	–	–	–	(71)	(71)
Gain realized on sale of available-for sale securities net of income tax of $6	–	–	–	(28)	(28)
Unrealized loss on available-for-sale securities – net of income tax of $6	–	–	–	(6)	(6)

Other comprehensive income, net of tax				15,074

Comprehensive income					19,907

Adoption of FASB Interpretation No. 48 effective as of January 1, 2007 (codified within ASC 740, “Income Taxes”) (note 10)	–	–	(1,889)	–	(1,889)

Balance at December 31, 2007	138	111,541	29,468	(4,364)	136,783
Comprehensive loss
Net loss	–	–	(13,649)	—	(13,649)
Other comprehensive loss, net of tax
Currency translation adjustment	–	–	–	(8,994)	(8,994)
Pension liability adjustments (note 16)	–	–	–	7	7
Unrealized loss on sale of available- for-sale securities – net of income tax of $27	–	–	–	(18)	(18)

Other comprehensive loss, net of tax				(9,005)

Comprehensive loss					(22,654)

Balance at December 31, 2008	138	111,541	15,819	(13,369)	114,129
Comprehensive income
Net income	–	–	10,089	—	10,089
Other comprehensive income, net of tax
Currency translation adjustment	–	–	–	3,177	3,177
Pension liability adjustments (note 16)	–	–	–	(4)	(4)
Unrealized loss on sale of available-for- sale securities – net of income tax of $-18	–	–	–	1	1

Other comprehensive loss, net of tax				3,174

Comprehensive income					13,263

Balance at December 31, 2009	$138	$111,541	$25,908	$(10,195)	$127,392

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(In thousands of U.S. Dollars, except share data)	2007	2008	2009
Operating activities:
Net income (loss)	$4,833	$(13,649)	$10,089
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss (gain) on disposal of property, plant and equipment	(802)	(4)	6
Depreciation	9,079	7,646	8,941
Deferred income taxes	(1,969)	(145)	1,196
(Recovery) allowance for doubtful accounts	3,295	12	(860)
(Recovery) allowance for inventory reserve	(1,272)	25,145	(23,949)
Share of net loss (gain) of equity investees	(124)	142	40
Impairment of long-lived assets	–	–	77
Impairment of investments	95	–	–
Gain on sale of investments	(35)	–
Gain on liquidation of subsidiaries	–	–	(568)
Pension liability adjustments	(71)	7	(4)
Adoption of FASB Interpretation No. 48 (codified within ASC 740) as of January 1, 2007	(1,889)	–	–
Non-controlling interests	2,029	(8,551)	4,139
Foreign currency translation adjustment	(7,662)	2,889	623
Changes in operating assets and liabilities net of acquisitions of business:
Accounts receivable	(13,613)	36,193	(552)
Inventories	4,854	7,724	30,069
Other current assets	2,372	406	2,470
Amounts due to related parties	(1,609)	(4,274)	(7,303)
Accounts payable, accrued expenses and other liabilities	4,395	6,506	(6,007)

Net cash provided by operating activities	1,906	60,047	18,407

Investing activities:
Decrease (increase) in restricted short-term bank deposits	(3,156)	1,941	2,428
Increase (decrease) in unrestricted short-term bank deposits	518	(5,906)	7,756
Purchases of property, plant and equipment	(2,650)	(3,383)	(3,260)
Proceeds from disposal of property, plant and equipment	1,414	416	153
Decrease in investment in equity investee	—	—	800
Proceeds from disposal of investments	65	—	—
Proceeds from disposal of other assets	—	2,368	—
Purchases of other assets	(239)	(592)	—

Net cash provided by (used in) investing activities	(4,048)	(5,156)	7,877
Financing activities:
Repayments of long-term debt	(2,237)	(240)	—
Repayments of bank loans	(21,671)	(54,643)	(30,733)
Proceeds from bank loans	28,275	10,431	9,023
Net decrease in overdrafts	(416)	—	—

Net cash (used in) provided by financing activities	3,951	(44,452)	(21,710)

Effect of exchange rate changes on cash and cash equivalents	2,654	(2,056)	(550)

Net increase in cash and cash equivalents	4,463	8,383	4,024
Cash and cash equivalents at beginning of year	24,664	29,127	37,510

Cash and cash equivalents at end of year	$29,127	$37,510	$41,534

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,187	$6,037	$2,918
Cash paid for income taxes	10,772	5,177	1,900
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
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
The Company’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Company’s operating subsidiaries engage also in the distribution of certain wire and cable products manufactured by PEWC. In certain markets, the Company also provides project engineering services to customers through its SDI (Supply Distribution and Installation) business segment.
On June 28, 2007, SOF Investment, L.P. (“SOF”), a Delaware limited partnership controlled by MSD Capital, L.P. acquired the Sino-JP and entered into a shareholders’ agreement with the Company and PEWC. The shares acquired constituted 20% of the issued and outstanding shares of the Company. On March 30, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. The sale results in PEWC holding 65.6% of the equity of the Company and SOF holding 9.8%.
Share Capital
On September 8, 2008, the Company’s shareholders approved an increase to the authorized shares capital from 20,000,000 Common Shares, par value $0.01 per share, to 50,000,000 Common Shares, par value $0.01 per share.
The subsidiaries of the Company are set out below:

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2008	2009
The British Virgin Islands

Asia Pacific Wire & Cable General Holdings Ltd	100%	100%

PRC (APWC) Holding Ltd.	100%	100%

Samray Inc.	100%	100%

Siam (APWC) Holdings Ltd.	100%	100%

Moon View Ltd.	100%	100%

Trigent Investment Holdings Limited	100%	100%

Crown Century Holdings Ltd.	100%	100%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2008	2009
Singapore

Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.3%	98.3%

Sino-Sin Trading Pte. Ltd. (“Sino-Sin”) **	100%	0%

Sigma-Epan International Pte Ltd. (“Sigma-Epan”)	100%	100%

Epan Industries Pte Ltd.	100%	100%

Epan Data-Comm System Pte Ltd	100%	100%

Singvale Pte Ltd (“Singvale”)	100%	100%

Malaysia

Elecain Industry Sdn. Bhd.	92.6%	92.6%

Sigma-Epan Malaysia Sdn. Bhd.	100%	100%

The People’s Republic of China

Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	94.31%	94.31%

Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”)	54.41%	54.41%

Shandong Pacific Fiber Optics Co.Ltd (“SPFO”)	51%	51%

Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (“PEWS”)	100%	100%

Hong Kong

Crown Century Holdings Limited (“CCH HK”)	100%	100%

Australia

Australia Pacific Electric Cable Pty Limited (“APEC”)	98.53%	98.53%

Thailand

Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)*	50.93%	50.93%

Siam Pacific Electric Wire & Cable Company Limited (“Siam-Pacific”)	50.93%	50.93%

Pacific-Thai Electric Wire & Cable Company Limited (“Pacific-Thai”)	50.93%	50.93%

Hard Lek Limited (“Hard Lek”)	73.98%	73.98%

APWC (Thailand) Co., Ltd	99.48%	99.48%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2008	2009
Thailand

PEWC (Thailand) Co., Ltd	99.48%	99.48%

CTW Beta Co. Ltd.	50.89%	50.89%

Siam Fiber Optics Co. Ltd	30.56%	30.56%

Myanmar

Myanmar Sigma Cable Co., Ltd. (Not active)	78.59%	78.59%
ii) The equity investees of the Company are set out below:

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2008	2009
The People’s Republic of China

Shandong Huayu Pacific Fibre Optics Communications Co., Ltd. (“Shandong Huayu”)	48.73%	48.73%

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	25.00%	25.00%

Thailand

Siam Pacific Holding Company Limited (“SPHC”)	49.00%	49.00%

Loxley Pacific Co., Ltd. (“Lox Pac”)	21.39%	21.39%

*	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

**	Sino-Sin commenced its liquidation process on November 20, 2008 and the liquidation was completed in July 2009.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)
Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2007, 2008 and 2009 included the following:
In 2002, three wholly owned subsidiaries of Sigma-Epan were placed into liquidation. In April 2009, the liquidator received the clearance letters from government authorities of Singapore relating to the dissolution of three subsidiaries of Sigma-Epan. On May 22, 2009, Sigma-Epan conducted a final meeting to dissolve the subsidiaries. As at the previous balance sheet date, the Company’s balance sheet includes liabilities of US$568 resulting from these subsidiaries which is recognized as gain on liquidation of subsidiaries in current year profit or loss.
The Company was listed on the New York Stock Exchange in March 1997. On December 24, 2001, the staff of the New York Stock Exchange (“NYSE”) announced that it had determined that the trading of the common stock of APWC should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company had fallen below NYSE’s continued listing standards regarding: average global market capitalization over a consecutive 30 trading-day period of not less than $15 million; and average closing price of a security of not less than one (1) dollar over a consecutive 30 trading-day period. Following the delisting of the Company’s common stock on the NYSE, the Company’s common stock was traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (“OTC BB”), operated by the National Association of Securities Dealers, Inc. (“NASD”). After the Company failed to timely file its annual report on Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and since that time its shares of common stock have been quoted on the “pink sheets” market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities. On April 9, 2008, the Company listed and began trading its common shares on the OTC BB after completing all reporting requirements and filing all outstanding financial reports with the SEC. The Company is subject to the reporting requirements under the Securities Exchange Act of 1934.
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
A “Put Event” means any date (i) after March 11, 2009 whereby an Event has occurred and continues to occur, or (ii) after February 1, 2011 whereby the shares are not listed on a US Securities Market, which means any of the NASDAQ Stock Market, Inc. (Global Market or Global Select Market), the NYSE Alternext U.S. (f/k/a the American Stock Exchange LLC), the New York Stock Exchange LLC or one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore. The “Put Price” means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) Shares purchased under preemptive right provisions of the Amended Shareholders’ Agreement, and aggregate amount equal to the purchase price thereof.
The Shareholders’ Agreement does not contain any provisions that impose any purchase, reimbursement or financing obligations on the Company in the event that SOF exercises the Put Right. The Put Right is an obligation solely of PEWC and not of the Company. However, for the avoidance of doubt and as a re-affirmation that the financial and other obligation to SOF in the event

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
2. ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)
of an exercise of the Put Right rest exclusively with PEWC, the Company has, on March 27, 2009, entered into a Non-Recourse Confirmation Agreement with PEWC whereby PEWC (i) covenants that it has no put right against the Company relating to the Put Shares and that PEWC’s obligations to SOF are without recourse to the Company, (ii) waives any such right should it arise in the future, and (iii) agrees that it shall not cause the Company, directly or indirectly, to incur any costs associated with the exercise of the Put Right.
The Shareholders’ Agreement provides, and the Non-recourse Confirmation Agreement confirms, that the Put Right is solely the obligation of PEWC. The Company has no purchase, reimbursement or financing obligations in the event that SOF exercises the Put Right. As such, the Company has classified the Put Shares as equity in the accompanying financial statements.
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
3. CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS
To conform with the current year’s presentation, the assets held for use of $3,501 previously presented in the 2008 financial statement have been reclassified to the respective property, plant, and equipment asset categories. Also, the land not being used for operation of $540 previously presented in the 2008 financial statements has been reclassified to the land category. The reclassifications had no effect on financial condition, gross profit, income (loss) from operations or net income (loss).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies’ operating and financial policies. When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.
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
If the expected sales price less completion costs and costs to execute sales (net realizable value) is lower than the carrying amount, a write-down is charged to expenses in cost of sales for the amount by which the carrying amount exceeds its net realizable value. When the finished goods that were previously written down to net realizable value are subsequently sold at above net realizable value, a recovery is credited to cost of sales. See Note 9 – Valuation and Qualifying Accounts.
Income Taxes
In 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.” (codified within FASB Accounting Standards Codification (ASC) 740, “Income Taxes”). FASB ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.
Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. FASB ASC 740, requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Income Taxes (cont’d)
earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to the Company for tax reporting purposes, and other relevant factors. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less depreciation and any impairment losses. Asset leases qualifying as capital leases are also included in property, plant and equipment. Major renewals and improvements are capitalized and minor replacements, maintenance, and repair expenses are charged to current operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the respective lease term, whichever is shorter, as follows:

Land	Nil
Land use rights	15 — 50 years
Buildings	5 — 30 years
Machinery and equipment	5 — 10 years
Motor vehicles	3 — 10 years
Office equipment	3 — 10 years
Depreciation for 2007, 2008 and 2009 amounted to $9,079, $7646 and $8,941, respectively. No depreciation expense is charged for construction in progress and machinery and equipment under installation.
Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. No interest is capitalized in 2008 and 2009.
When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.
In 2006, the Company terminated the Ningbo Pacific joint venture and liquidated its major equipment at the Ningbo Pacific facility. In October 2009, the Company has made a resolution to acquire additional 5.42% shareholding of Ningbo Pacific from the Republic of China (“PRC”) joint venture partner. The Company plans to resume manufacturing operation with new constructed facilities at the Ningbo Pacific site. The acquisition of additional shareholding is expected to be completed in July 2010.
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
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Goodwill (cont’d)
Goodwill primarily resulted from a business combination. The Company adopted ASC 350, "Intangibles-Goodwill and Other”, effective January 1, 2002. Under ASC 350, goodwill is no longer amortized but is subject to periodic impairment tests. ASC 350 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Upon adoption of ASC 350, the Company allocated the entire amount of goodwill to the manufactured products segment.
In accordance with ASC 350, the Company reviews goodwill for impairment on an annual basis (December 31) or more frequently if events or circumstances indicate that the carrying values may not be recoverable. Based on the Company’s assessment conducted as of December 31, 2007, 2008 and 2009, no impairment was indicated. Total goodwill was $8,801, $8,801 and $8,801 as of December 31, 2007, 2008 and 2009, respectively.
Investments
Management determines the appropriate classification of its investment at the time of purchase and re-evaluates such designation as of each balance sheet date.
The Company accounts for its long-term investments that represent less than 20 percent ownership using ASC 320, “Investments – Debt and Equity Securities” (ASC 320). Equity securities are classified as available-for-sale, as the Company does not trade in these securities, but rather they are held as longer term investments due to business relationships with the entities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity. Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.
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
In 2007, 2008 and 2009, the Company recorded an impairment charge of $117, $nil and $nil, respectively, related to investment in certain equity investees.
Impairment of Long-Lived Assets
The Company accounts for impairment of long-lived assets in accordance with ASC 360, “Property, Plant and Equipment”. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows that result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.
In 2009, the Company recorded an impairment charge of $77 related to the impairment of factory in Thailand (included in the manufactured products segment) that is not being used for operation. The impairment charge was recorded to reduce the carrying value of the identified assets to fair values. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management’s revised outlook due to the prolonged unfavorable market conditions.
Trade Account Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are stated at face value less any allowances for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.
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
Sales of goods and distribution activities
The Company recognizes revenue from the sale of goods and distribution activities upon passage of title to the customer that coincides with their delivery and acceptance. This method of revenue recognition is in accordance with ASC 605-15, “Revenue Recognition-Products”.
The Company classifies shipping and handling costs incurred within cost of sales.
Installation activities
The Company recognizes revenue from installation activities using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with ASC 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”.
When elements such as installation and sale of cables are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenue to each element based on its relative fair value in accordance with ASC 605-25, “Revenue Recognition-Multiple-Element Arrangements”. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specified return or refund privileges.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Product Warranties
The Company provides for the estimated cost of product warranties based on the warranty policy and historical experience, and accrues for specific items at the time their existence is known and the amounts are determinable. Historical warranty liability and related costs have not been significant to the Company’s operations.
Foreign Currency Translation and Transactions
The functional currency of the Company’s international subsidiaries is generally the local currency or U.S. Dollars. For these subsidiaries, the Company translates the assets and liabilities at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting currency translation adjustments are recorded directly to accumulated other comprehensive income within stockholders’ equity. Gains and losses resulting from transactions in non-functional currencies are recorded in the consolidated statement of operations.
Foreign currency transactions are recorded at the applicable rates of exchange in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. Gains and losses from foreign currency transactions are recorded in the consolidated statement of operations.
Foreign Currency Forward Contracts
The Company’s subsidiaries use forward foreign exchange contracts to reduce their exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included as foreign exchange gains or losses in the consolidated statement of operations.
The Company recognizes derivative financial instruments in the consolidated financial statements at fair value regardless of the purposes or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value or cash flow hedge.
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
As of December 31, 2007, 2008 and 2009, the Company has entered into forward exchange sale contracts with notional values of $12,674, $3,500 and $nil, respectively. As of December 31, 2008, the Company has entered into forward exchange purchase contracts of $15,458. The forward exchange contracts matured in January, February, March and May 2009. There were no outstanding foreign forward exchange contracts as of December 31, 2009. The Company records these contracts at fair value with the related gains and losses in statement of operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Earnings (Loss) Per Share
Basic and diluted earnings (loss) per share are calculated in accordance with ASC 260, “Earnings Per Share”. There are no dilutive equity instruments.
Fair Value Measurements
Effective January 1, 2008, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. Under ASC 820, fair value is defined as the price that would have been received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.
In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:
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
Fair Value Measurements (cont’d)
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
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent Pronouncements
The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative U.S. generally accepted accounting principles (GAAP) in one comprehensive set of guidance organized by subject area. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).
In December 2007, FASB issued ASC 805, “Business Combinations”, which expands on the required disclosures better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any non-controlling interests in the acquired business. FASB ASC 805 also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. FASB ASC 805 is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. The Company adopted this statement as of January 1, 2009 and the adoption has had no impact to the consolidated financial statements.
In December 2007, the FASB amended ASC 810, “Consolidation”. This amendment establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This amendment is effective for fiscal years beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on the Company’s consolidated results of operations and financial condition.
In February 2008, the FASB amended ASC 820, “Fair Value Measurements and Disclosures”, which deferred the effective date of ASC 820 for one year for certain non-financial assets and non-financial liabilities. The Company adopted this statement as of January 1, 2009 and the adoption has had no impact on the Company’s financial position and results of operations.
In March 2008, the FASB amended ASC 815, “Derivatives and Hedging”, which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under ASC 815 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. This amendment will be effective for the Company in fiscal year 2010. The Company is currently assessing the potential impact that adoption of this amendment may have on its financial statements.
In April 2008, the FASB amended ASC 350, “Intangibles-Goodwill and Other”, , the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this amendment is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805, “Business Combinations,” and other U.S. GAAP. This amendment will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this amendment did not have a material impact on the Company’s consolidated results of operations and financial condition.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent Pronouncements (cont’d)
In September 2008, the FASB amended ASC 815, “Derivatives and Hedging”, which requires disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This amendment requires an additional disclosure about the current status of the payment/performance risk of a guarantee. This amendment applies to credit derivatives within the scope of ASC 815, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of ASC 460, “Guarantees”. This amendment also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this amendment is effective for reporting periods (annual or interim) ending after November 15, 2008. This amendment encourages early adoption to facilitate comparisons at initial adoption. In periods after initial adoption, this amendment requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of this amendment did not have a material impact on the Company’s consolidated results of operations and financial condition.
In October 2008, the FASB amended ASC 820, “Fair Value Measurements and Disclosures”, which clarifies the application of ASC 820in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This amendment applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820. The amendment is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate in accordance with ASC 250, “Accounting Changes and Errors Correction”. The disclosure provisions of ASC 250 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of this amendment did not have a material effect on the Company’s consolidated financial statements.
In November 2008, the FASB amended ASC 323, “Investments-Equity Method and Joint Ventures” , to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for non-controlling interests culminating in the issuance of certain provision of ASC 805. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of certain provisions of ASC 805. The amendment is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of certain provision of ASC 805. This amendment shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of this amendment did not have a material effect on the Company’s consolidated financial statements.
In April 2009, the FASB amended ASC 820, “Fair Value Measurements and Disclosures”, in which, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with FASB ASC 820. The Company adopted this amendment and there was no material impact on the financial position, results of operations or cash flows.
In May 2009, the FASB issued ASC 855, “Subsequent Events”. This Standard sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009. The Company adopted this statement and there was no impact on the financial position, results of operations or cash flows.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Recent Pronouncements (cont’d)
In June 2009, the FASB issued the Update No. 2009-01-Topic 105-Generally Accepted Accounting Principles-amendments based on-Statement of Financial Accounting Standards No. 168-The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted and updated the accounting standards reference started in Form 20-F for the year ended December 31, 2009.
In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05) (codified within ASC 820 “Fair Value Measurements and Disclosures”). ASU 2009-05 amends the fair value and measurement topic to provide guidance on the fair value measurement of liabilities. ASU 2009-05 is effective for interim and annual periods beginning after August 26, 2009. The adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-13, “Multiple Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13) (codified within ASC Topic 605 “Revenue Recognition”). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact that the adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2009-13 may have on the Company’s consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06) (codified within ASC 820 “Fair Value Measurements and Disclosures”). ASU 2010-06 improves disclosures originally required under ASC 820. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The Company is currently evaluating the impact that the adoption of the amendments to the FASB Accounting Standards Codification resulting from ASU 2010-06 may have on the Company’s consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
5. SHORT-TERM BANK DEPOSITS

	As of December 31
	2008	2009
Unrestricted short-term bank deposits	$7,756	$–
Restricted short-term bank deposits	15,033	13,145

	$22,789	$13,145

Unrestricted short-term bank deposits represent bank deposits which do not qualify as cash equivalents. Restricted short-term bank deposits represent the amounts of cash pledged by four subsidiaries to secure credit facilities granted by financial institutions.
These bank deposits bear interest rates ranging from 0.325% to 4.6% and 0.15% to 1.98% per annum for the year 2008 and 2009, respectively.
6. INVESTMENTS
As at December 31, 2008 and 2009, the Company held available-for-sale securities issued by a minority shareholder of two of the Operating Subsidiaries.
The following is a summary of these available-for-sale securities:

	Available-for-sale securities
		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2008 Quoted equity securities	$392	$–	$(324)	$68

December 31, 2009 Quoted equity securities	$413	$–	$(307)	$106

The security above represents investment in TT&T Public Company Limited (TT&T), which has been in a continuous unrealized loss position for more than 12 months. TT&T is listed on the Stock Exchange of Thailand. Its principal activity is the operation of a provincial telephone network throughout Thailand and services include, fixed line telephone, pay phone, data communication and distribution of telephone equipment.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
6. INVESTMENTS (continued)
A summary of the carrying values and balance sheet classification of all investments in equity securities and available-for-sale securities disclosed above was as follows:

	As of December 31
	2008	2009
Available-for-sale securities	$68	$106

Short-term investments	68	106

Equity securities in privately-held companies and other investments	544	580

Long-term investments	544	580

Total investments	$612	$686

There were realized gains of $28, $nil and $nil on disposal of available-for-sale securities in 2007, 2008 and 2009, respectively. The disposal of available-for-sale securities was for a consideration of $65, $14 and $nil in 2007, 2008 and 2009, respectively. The net adjustment to unrealized holding losses on available-for-sale securities included as a separate component of shareholders’ equity, net of income tax (expense) benefit of $(6), $(46) and $15 in 2007, 2008 and 2009, respectively.
The long-term investments in non-marketable securities are valued at cost net of allowance for impairment (if any). The long-term investment consists of the investment in a privately owned Thai company which is engaged in the fabrication of copper rods. There is no impairment recognized in 2008 and 2009 because there is no event or change in circumstances that may have had a significant adverse effect on the fair value of the investment. See Note 13 – Financial Instruments.
7. BANK LOANS AND OVERDRAFTS
Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $279,863 (2008: $248,749) on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2009, the unused portion of the credit lines was approximately $211,244 (2008: $140,756), which included unused letters of credit amounting to $141,235 (2008: $93,499). Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2009, the Company had open letters of credit totaling $30,870 (2008: $57,976). Liabilities relating to the letters of credit are included in current liabilities.
The credit lines of the Company were collateralized by:
(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $24,913 at December 31, 2009 (2008: $40,246);

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
7. BANK LOANS AND OVERDRAFTS (continued)
(ii)	Pledge of short-term deposits of $13,145 at December 31, 2009 (2008: $15,033);

(iii)	Joint and several personal guarantees from certain directors of a subsidiary of the Company; and

(vi)	Corporate guarantees issued by the Company, a subsidiary of the Company and the holding company.
The weighted average interest rates on bank loans and overdrafts as of December 31, 2007, 2008 and 2009 were 6.1%, 5.3% and 4.4% per annum, respectively.
8. DISTRIBUTION OF EARNINGS
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the equity investee companies.
As described in Note 2 – Basis of Presentation, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and equity investee companies. In accordance with the relevant laws and regulations applicable to the Company’s subsidiaries and equity investee companies, the earnings available for distribution are based on their respective statutory financial statements. At December 31, 2008, the amount of the Company’s retained earnings available for distribution was approximately $14,709 and the consolidated retained earnings of the Company investee companies, which included $(3,084), $(734), $586 and $(175) of the accumulated (losses) profits of Lox Pac, SPHC, SPRC and Shandong Huayu, respectively. At December 31, 2009, the amount of the Company’s retained earnings available for distribution was approximately $24,814 and the consolidated retained earnings included $(3,084), $(734), $571 and $(200) of the accumulated (losses) profits of Lox Pac, SPHC, SPRC and Shandong Huayu, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
9. VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Net charge (credit)		Currency translation	Balance at end of
Description	beginning of year	to income	Deduction	adjustment	year
Year ended December 31, 2007:
Allowance for doubtful accounts	$9,290	$3,295	$(2,172)	$1,072	$11,485
Allowance for inventories
- Net realizable value	3,508	(363)	—	102	3,247
- Obsolescence	2,484	(909)	—	200	1,775
Allowance for deferred tax assets	4,341	(3,158)	—	302	1,485

	$19,623	$(1,135)	$(2,172)	$1,676	$17,992

Year ended December 31, 2008:
Allowance for doubtful accounts	$11,485	$12	$(1,031)	$(822)	$9,644
Allowance for inventories
- Net realizable value	3,247	25,144	(142)	(1,967)	26,282
- Obsolescence	1,775	1	(1,164)	(179)	433
Allowance for deferred tax assets	1,485	5,227	—	(29)	6,683

	$17,992	$30,384	$(2,337)	$(2,997)	$43,042

Year ended December 31, 2009:
Allowance for doubtful accounts	$9,644	$(860)	$(326)	$236	$8,694
Allowance for inventories
- Net realizable value	26,282	(24,268)	42	1,158	3,214
- Obsolescence	433	319	(6)	35	781
Allowance for deferred tax assets	6,683	(4,781)	—	587	2,489

	$43,042	$(29,590)	$(290)	$2,016	$15,178

During 2008, the decreases in commodity prices, including that of copper, resulted in a write-down of the carrying cost of the Company’s inventory as of December 31, 2008. Copper prices on the London Metal Exchange (the “LME”) fell from an average monthly high of $8,685 per metric ton in April 2008 to only $3,072 per metric ton in December 2008. In addition, sales towards the end of 2008 decreased due to the worldwide economic slowdown, which resulted in a higher inventory level at year end. The decline in commodity prices and our high inventory levels at December 31, 2008 resulted in an allowance of $25,144 for inventory write-down to net realizable value, which was included in the cost of sales in 2008. The allowance for inventory write-down to net realizable value is based on the Company’s best estimates of product sales prices and customer demands. During 2009, the copper prices on the LME have gradually risen from $3,220 in January 2009 to $6,981 in December 2009.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10. INCOME TAXES
Under current Bermuda law, the Company is not subject to tax on income or capital gains, nor is withholding tax of Bermuda imposed upon payments of dividends by the Company to its shareholders.
The Company’s investments in the Operating Subsidiaries are held through subsidiaries incorporated in the British Virgin Islands (“BVI”). Under current BVI law, dividends from the BVI subsidiaries’ investments are not subject to income taxes and no withholding tax is imposed on payments of dividends by the BVI subsidiaries to the Company.
The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the People’s Republic of China and Myanmar. The corporate income tax rate in Singapore was 18%, 18% and 17% for 2007, 2008 and 2009, respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2009 and a withholding tax of 10% is levied on dividends received by the Company. In Australia, the corporate income tax rate was 30% for 2007/2008, 2008/2009 and 2009/2010 tax years. The applicable corporate income tax rate for the subsidiaries in the People’s Republic of China was 33% for 2007, and 25% for 2008 and 2009. The corporate income tax rate for Myanmar was 30% for 2007/2008, 2008/2009 and 2009/2010 tax years.
Pursuant to the Corporate Income Tax Law (the CIT Law) of the PRC that came into effect on January 1, 2008, all the enterprises generally are subject to corporate income tax at an effective rate of 25% on income as reported in their statutory accounts (2007: 33%). An enterprise located in specially-designated regions or cities and eligible for the preferential policy in the form of a reduced tax rate shall have five years from the time when the CIT Law takes effect to transition progressively to the legally prescribed tax rate. During this period, an enterprise that enjoyed the 15% corporate income tax rate shall be subject to the 18% tax rate for the year 2008, 20% for the year 2009, 22% for the year 2010, 24% for the year 2011, and 25% for the year 2012.
PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 15%, 18%, and 20% for the years 2007, 2008, and 2009, respectively. PEWS qualified for a further reduced rate of 10% if export revenues exceed 70% of its total revenues for 2007. PEWS is the only subsidiary of the Company in the PRC that qualifies for the preferential tax rates under the CIT Law.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10. INCOME TAXES (continued)
Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2007	2008	2009
Thailand	$7,973	$(14,453)	$10,921
Singapore	1,230	(712)	3,149
Australia	6,255	2,731	3,020
The People’s Republic of China	2,723	(5,293)	4,840
Others	(5,145)	(2,199)	(2,318)

	13,036	(19,926)	19,612
Equity investees
Thailand	(6)	—	—
The People’s Republic of China	130	(142)	(40)

	124	(142)	(40)

	$13,160	$(20,068)	$19,572

Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2007	2008	2009
Allocated to net income (loss)

Current:
Thailand	$5,701	$1,514	$813
Singapore	194	132	—
The People’s Republic of China	662	(679)	1,511
Australia	1,710	1,310	680

Total current	8,267	2,277	3,004

Deferred:
Thailand	(2,128)	(865)	1,723
Singapore	(3)	—	100
The People’s Republic of China	(56)	1,135	389
Australia	218	(415)	128

Total deferred	(1,969)	(145)	2,340

	$6,298	$2,132	$5,344

Allocated to other comprehensive loss	$(6)	$(27)	$18

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10. INCOME TAXES (continued)
At December 31, 2007, 2008 and 2009, the Operating Subsidiaries had net operating loss carry forwards of approximately $5,970, $16,643 and $34,750, respectively. The remaining net operating losses can be carried forward, subject to any condition to be met under the relevant tax laws of the respective jurisdictions. The utilization of these net operating loss carry forwards is subject to agreement by the income tax authorities in the respective jurisdictions.
The parent company’s tax is filed in Bermuda, which does not have a statutory tax rate. Therefore the provision for income taxes differs based on the taxes incurred by the Operating Subsidiaries, in their respective jurisdiction. The principal reasons for the differences are listed in the following table:

	Year ended December 31,
	2007	2008	2009
Income tax (benefit) at statutory tax rate in:
Thailand	$1,966	$(3,887)	$3,238
Singapore	634	(128)	562
Australia	1,899	830	915
People’s Republic of China	305	(763)	1,520

	4,804	(3,948)	6,235

Expenses not deductible for tax purposes	4,163	894	2,385
Changes in valuation allowance	(2,856)	5,198	(4,194)
Deferred tax liability arising from undistributed earnings under APB 23 (codified in ASC 740)	—	—	402
Others	187	(12)	516

Total charge for the year	$6,298	$2,132	$5,344

Deferred tax liabilities and assets comprised the following:

	As of December 31
	2008	2009
Deferred tax liabilities:

Tax over book depreciation	$(275)	$—
Book over tax basis in subsidiaries	(1,022)	(1,007)
Undistributed earnings under APB 23 (codified in ASC 740)	—	(402)

Total deferred tax liabilities	(1,297)	(1,409)

Deferred tax assets:
Unused tax losses and unused tax credits	837	2,024
Allowance for doubtful accounts	2,540	2,353
Allowance for inventories	7,365	1,109
Allowance for impairment in investment	540	523
Others	97	92

Total deferred tax assets	11,379	6,101

Valuation allowance for deferred tax assets (note 9)	(6,683)	(2,489)

Total deferred tax assets	4,696	3,612

Net deferred tax assets	$3,399	$2,203

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10. INCOME TAXES (continued)
The amount of deferred tax liabilities and assets at December 31, 2008 and 2009 were as follows:

	As of December 31,
	2008	2009
Gross current deferred tax liabilities	$(72)	$(57)

Gross current deferred tax assets	10,092	3,720
Valuation allowance for deferred tax assets	(7,028)	(1,068)

	3,063	2,652

Net current deferred tax assets	2,991	2,595

Gross non-current deferred tax liabilities	(1,225)	(1,352)

Gross non-current deferred tax assets	1,633	2,381
Valuation allowance for deferred tax assets	—	(1,421)

	1,632	960

Net non-current deferred tax assets	408	(392)

Net deferred tax assets	$3,399	$2,203

The deferred tax liabilities and assets are presented in the accompanying consolidated balance sheets as follows:

	December 31,
	2008	2009
Current
Deferred tax assets	$3,064	$2,595
Deferred tax liabilities	(65)	—

Total current	2,999	2,595

Non-current
Deferred tax assets	1,182	613
Deferred tax liabilities	(782)	(1,005)

Total non-current	400	(392)

Net deferred tax assets	$3,399	$2,203

Undistributed earnings of the Company’s foreign subsidiaries included in the Company’s retained earnings amounted to approximately $31,839, $18,337 and $28,468 as of December 31, 2007, 2008 and 2009, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. Except for earnings relating to the subsidiaries in Thailand and China, the Company has no intention of distributing the earnings that are subject to withholding taxes. Withholding taxes of approximately $304 and corporate income tax approximately $98 would be payable upon remittance of all previously unremitted earnings of the two subsidiaries, to the extent allowed by the subsidiary’s articles of association, as of December 31, 2009.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10. INCOME TAXES (continued)
The management estimated and accrued a tax provision in the amount of $nil and $71 during 2008 and 2009 as the Company determined that it is more-likely-than-not that income derived from certain activities may be subject to taxes in offshore locations that have a higher tax rate. The accrued tax provisions were recorded in income tax liabilities.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had deferred tax assets totaling approximately $11,379 and $6,101 at December 31, 2008 and 2009, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $6,683 and $2,489 at December 31, 2008 and 2009, respectively.
The net change in valuation allowance for the years ended December 31, 2007, 2008 and 2009 was an increase (decrease) of approximately $(2,856), $5,198 and $(4,194) respectively, resulting primarily from net operating (gains) losses generated during the respective years.
In 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.” (codified within FASB Accounting Standards Codification 740, “Income Taxes”). These provisions contain a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.
The Company adopted these provisions on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was $220. This amount does not include the unrecognized tax benefits of CCH (HK) as it has been accounted for in the CCH (HK)’s accounts and thus already included in the Company’s consolidated financial statements. The Company’s practice is to recognize interest and/or penalties related to income tax matters as a component of income tax expenses. Upon adoption these provisions on January 1, 2007, the Company recognized $1,774 of interest and penalties. As a result of the implementation of these provisions on January 1, 2007, the Company recognized a reduction to retained earnings of $1,889. As a result of the implementation of these provisions, the Company recognized a $105 decrease in deferred tax assets and a corresponding decrease in the valuation allowance. As of January 1, 2007, the amount of unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate is $115.
As of December 31, 2008 and 2009, the Company is subject to taxation in The People’s Republic of China, Hong Kong, Australia, Thailand, and Singapore. The Company’s tax years for 1999 and forward are subject to examination by the tax authorities in the jurisdictions where the Company is subject to taxation.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31,
Change in Uncertain Tax Positions	2008	2009
Balance at January 1	$475	$422
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	5	—
Settlements	(58)	—

Balance at December 31	$422	$422

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10. INCOME TAXES (continued)
The balance of unrecognized tax benefits, the amount of related interest and penalties the Company have provided in the next 12 months, were:

	December 31,
	2008	2009
Unrecognized tax benefits	$422	$422
Less: valuation allowance	(346)	(346)

If recognized, affect the effective tax rate	$76	$76

Accrued interest on unrecognized tax benefits	$1,661	$1,806
Accrued penalties on unrecognized tax benefits	879	1,299

Total accrued interest and penalties on unrecognized tax benefits	$2,540	$3,105

As of December 31, 2008 and 2009, the amount of unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate is $76 and $76, respectively. The Company recognized $391 and $565 in interest and penalties during 2008 and 2009. As of December 31, 2008 and 2009, the Company recognized $2,540 and $3,105, respectively of interest and penalties.
11. ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss are as follows:

		Unrealized
		gains
		(losses) on
	Currency	available-
	translation	for- sale
	adjustments	securities	Others	Total
Balance at January 1, 2007	$(19,563)	$125	$—	$(19,438)

Other comprehensive income (loss)	15,179	(34)	(71)	15,074

Balance at December 31, 2007	(4,384)	91	(71)	(4,364)

Other comprehensive income (loss)	(8,994)	(18)	7	(9,005)

Balance at December 31, 2008	(13,378)	73	(64)	(13,369)

Other comprehensive income (loss)	3,177	1	(4)	3,174

Balance at December 31, 2009	$(10,201)	$74	$(68)	$(10,195)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
12. COMMITMENTS AND CONTINGENCIES
(a) Leases
The Company leases certain machinery and equipment under capital leases for 2008 and 2009.
The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.
Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following as of December 31, 2009:

	Capital Leases	Operating Leases
2010	$173	$654
2011	83	604
2012	60	589
2013	54	540
2014	3	370
Thereafter	—	2,532

Total minimum lease payments	$373	$5,289

Amounts representing interest	(35)

Present value of net minimum lease payments	$338

Rental expense consisted of the following:

	2007	2008	2009
Rentals under operating lease	$766	$658	$1,013
The current and non-current portion of the capital lease liabilities of $154 and $184 as of December 31, 2009 are included in other current liabilities and other liabilities, respectively. The capital lease liabilities are secured by the leased machinery and equipment at cost of $407 and $316 as of December 31, 2008 and 2009, respectively. The accumulated depreciation of these leased assets as of December 31, 2008 and 2009 amounted to $219 and $191, respectively.
The average discount interest rate implicit in the lease is 9.25% and 9.34% for 2008 and 2009, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
12. COMMITMENTS AND CONTINGENCIES (continued)
(b)	As of December 31, 2009, there were outstanding bank guarantees of $14,688 (2008: $20,962) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(c)	As of December 31, 2009, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $73,333 (2008: $79,891) in respect of banking facilities extended to two Operating Subsidiaries.

(d)	As of December 31, 2009, Charoong Thai has contract commitments to purchase raw materials totaling $78,698 to $96,686 (2008: $2,051 to $4,657), from third parties at the prices stipulated in the contracts. APEC, Sigma Cable, CCH and Shanghai Yayang have contract commitments to purchase raw materials totaling $98,487 from third parties at the prices stipulated in the contracts.

(e)	As of December 31, 2009, Sigma Cable has committed to sell/deliver copper cables at a predetermined price totaling $12.6 million throughout 2009. As of December 31, 2009 the estimated fair value loss not recognized in the financial statements relating to this commitment is approximately $1.2 million.

(f)	Sigma Cable has agreed to provide continuing financial support to APEC to enable APEC to meet its liabilities as and when they fall due. The letter of awareness from Sigma Cable with an ownership covenant requires Sigma Cable to maintain a minimum of 85% of interest in APEC.

(g)	The Company provided a corporate guarantee not exceeding the sum of $2,761 (AU$4 million) to a third party for the procurement of copper by a subsidiary company. The guarantee period is for one year. The latest renewal was made on January 16, 2008 and the guarantee expired on February 28, 2009. The guarantee is no longer effective, no any form of guarantee will provide for the supplier of copper.

(h)	The Company provided a corporate guarantee not exceeding the sum of $7 million for bank credit line of one Thailand subsidiary, the guarantee was discharged on February 26, 2010. APWC no longer has any obligation with the bank.
The Company provided a corporate guarantee not exceeding the sum of $7.5 million (SG$10.6 million) for the bond facility of Sigma Cable.
(i)	A customer of Sigma Cable has claimed for damages relating to the termination of Sigma Cable’s purchase agreement with the customer. On November 30, 2009, a settlement agreement was entered into between Sigma Cable and the customer to provide for the full and final settlement and discharge of all claims and/or disputes for which the parties may have against each other arising out of or in connection with the Purchase Agreement. No gain or loss was resulted from the settlement.

(j)	As of December 31, 2009, one of China subsidiaries sold its account receivables of $3.3 million (RMB$22.67 million) for a recourse factoring agreement at the total of $2.9 million (RMB$20 million).

(k)	As disclosed in Note 1, on June 28, 2007 SOF acquired the Sino-JP shares pursuant to a share purchase agreement (the “Purchase Agreement”), and entered into a shareholders’ agreement with the Company and PEWC (the “Shareholders/ Agreement”). On March 27, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC and entered into an Amended and Restated Shareholders’ Agreement with the Company and PEWC (the “Amended Shareholders’ Agreement”). Among other things, the Amended

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
12. COMMITMENTS AND CONTINGENCIES (continued)
Shareholders’ Agreement grants to the Company an extension for listing its common shares on a national exchange until February 2011 and provides for the following:
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
Controlled Foreign Corporation (“CFC”) is any foreign corporation of which more than 50 percent of either -
(1) The total combined voting power of all classes of stock of the corporation entitled to vote; or
(2) The total value of the stock of the corporation, is owned by United States shareholders on any day during the taxable year of such foreign corporation.
Passive Foreign Investment Company (“PFIC”) has one of the following attributes:
(1) At least 75% of the corporation’s income is considered “passive”, which is based on investments rather than standard operating business.
(2) At least 50% of the company’s assets are investments that produce interest, dividends and/or capital gains.
PFICs include foreign-based mutual funds, partnerships and other pooled investment vehicles that have at least one U.S. shareholder.
Registration Rights
The Company has prepared and filed with the SEC a registration statement on Form F-1 covering the resale of the “Registrable Securities” for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, which registration statement was declared effective under the Securities Act by the SEC on March 11, 2009,but requires the filing of a post-effective amendment to include the most recent annual audited financial statements, and, from time to time, unaudited financial statements for the six month period then ended. “Registrable Securities” includes the shares beneficially owned by SOF.
Subject to the Amended Shareholders’ Agreement, the Company must use its reasonable best efforts to keep such registration statement continuously effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144 of the Securities Act of 1933 and (ii) SOF receives freely transferable shares from the Company’s transfer agent.
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
(In thousands of U.S. Dollars, except share data)
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
Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2009, one Thailand subsidiary’s customer accounted for 10.5% of the Company’s accounts receivable.
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
Long-term and short-term debt: The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. As of December 31, 2009, the Company had no non-interest bearing long-term debt outstanding with a related party. The fair value of the non-interest bearing short-term debt from related parties is not determinable because of the related party nature of the debt and the fact that they have no stated due dates.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
13. FINANCIAL INSTRUMENTS (continued)
Investment securities: The fair values of marketable equity securities are based on quoted market prices, details of which are set out in Note 7. In accordance with ASC 820, the marketable securities are classified within Level 1 of fair value hierarchy. The fair values for debt securities and equity securities in privately-held companies are based on discounted cash flow analysis using current interest rates for instruments with similar maturities. It is not practicable to estimate the fair values of the equity investments that do not have a quoted market price, without incurring excessive costs. In accordance with ASC 820, the such instruments are classified in the Level 3 of fair value hierarchy.
Forward exchange contracts: The fair values of forward exchange contracts are estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences. The foreign currency forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.
There are no significant differences between the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2008 and 2009.
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2008 and 2009, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

December 31, 2009	Level 1	Level 2	Level 3	Total
Available-for-sale investment (listed securities)	$106	$—	$—	$106
Available-for-sale investments (equity securities in privately-held companies)	—	—	580	580
Investment in equity investee companies	—	—	3,263	3,263

Total	$106	$—	$3,843	$3,949

December 31, 2008	Level 1	Level 2	Level 3	Total
Available-for-sale investment (listed securities)	$68	$—	$—	$68
Available-for-sale investments (equity securities in privately-held companies)	—	—	544	544
Investment in equity investee companies	—	—	4,103	4,103
Foreign currency forward contracts net payable	—	(107)	—	—

Total	$68	$(107)	$4,647	$4,608

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
13. FINANCIAL INSTRUMENTS (continued)
The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2009. The Company’s Level 3 instrument consists of available-for-sale investment in equity securities in privately-held companies and investment in equity investee companies:

	Available-for-sale
	investments (equity
	securities in	Investment in
	privately-held	equity investee
	companies)	companies
Balance at December 31, 2008	$544	$4,103
Realized loss included in earnings	—	(40)
Decrease in investment in equity investees	—	(800)
Currency translation adjustments	36	—

Balance at December 31, 2009	$580	$3,263

The realized loss of $40 included in earnings for the year ended December 31, 2009, is included in the share of net loss of equity investees.
The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instrument consists of available-for-sale investments in equity securities in privately-held companies and investment in equity investee companies:

	Available-for-dales
	(equity securities	Investment in
	in privately-held	equity investee
	companies)	companies
Balance at December 31, 2007	$—	$—
Transfer to Level 3	544	4,245
Realized loss included in earnings	—	(142)

Balance, at December 31, 2008	$544	$4,103

The realized loss of $142 included in earnings for the year ended December 31, 2008, was included in share of net loss of equity investees.
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
Changes in exchange rates influence the Company’s results of operations. The Company’s principal operations are located in Thailand, the People’s Republic of China (“PRC”) and Singapore and a substantial portion of its revenues are denominated in Thai Baht, U.S. Dollars or Singapore Dollars, whereas a substantial portion of the Company’s cost of sales are denominated in U.S. Dollars. Any devaluation of the Thai Baht or Singapore dollar against the US dollar would have an adverse impact on the operations of the Company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
14. CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS (continued)
The Company conducts substantial business operations in the PRC. The results of operations and prospects are likely to be materially impacted by economic, legal and other developments in the PRC.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where foreign currency is remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion puts restriction access in the future to foreign currencies for current account transactions.
15. RELATED PARTY BALANCES AND TRANSACTIONS
The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

	December 31,
	2008	2009
Due from:
PEWC	$639	$755
PEWC, Singapore Branch	1,000	996
Italian-Thai Development Public Company Limited (“Italian-Thai”) and its affiliates	3,176	1,934
SPHC	1,390	1,469
A director of Siam Pacific	12	12
Shandong Yanggu Wire & Cable Corp Ltd (“Shandong Yanggu”)	699	441
Others	6	57

	$6,922	$5,664

Due to:
PEWC	$19,140	$12,131
PEWC, Singapore Branch	890	891
PEWC Singapore Co. (Pte) Ltd.	1,230	1,249
Shandong Yanggu	383	4
Fujikura Limited	292	—
Thai Metal Processing Co., Ltd.	27	109
SPHC	2,642	2,713
Shandong Huayu	1,170	385
Shandong Rubber Cable	14	5
Others	23	—

	$25,811	$17,487

Short-term loans from:
Moon View Ventures Limited (“Moon View”)	$1,732	$1,732
Pacific Overseas Investment Management Ltd	—	—

	$1,732	$1,732

The interest rates on the above balances with related parties are ranging from 1.28% 2.70% and are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
15. RELATED PARTY BALANCES AND TRANSACTIONS (continued)
Moon View, PEWC, Singapore Branch and PEWC Singapore Co. (Pte) Ltd are controlled by PEWC. Moon View is the immediate holding company of the Company. Italian-Thai is the minority shareholder of one of the Company’s Operating Subsidiaries in Thailand. Shandong Yanggu is the shareholder of one of the Company’s Operating Subsidiaries in China. SPHC is one of the Company’s equity investees.
The long term loans from PEWC Singapore Co. (Pte) Ltd have a term of three years and were due in March 2007 and are uncollateralized. Partial repayment was made in 2007 and the remaining balance of $240 was repaid in 2008.
The transactions undertaken with related parties are summarized as follows:

	Year ended December 31,
	2007	2008	2009
Purchases of copper from PEWC	$55,360	$46,882	$33,426
Purchases of power cables from PEWC	11,442	6,631	12,211
Sales to Ital-Thai and its affiliates	8,538	5,427	4,144
Sales to Shandong Yanggu	572	428	—
Purchases of raw materials from Thai Metal Processing Co. Ltd	1,222	1,456	955
Purchases of goods from Fujikura Limited	766	1,133	1,946
Interest expense paid to PEWC	472	275	135
Interest expense paid to PEWC Singapore Co. (Pte) Ltd	64	47	19
Interest income from Italian Thai Development Public Co Ltd	—	75	3
Management fee paid to PEWC	98	189	183
Management fee received from PEWC, Singapore Branch	12	13	13
Management fee received from Italian Thai Development Public Co., Ltd	—	—	63
Purchases of goods from PEWC	—	713	11,247
Purchases of goods from Shandong Yanggu	450	586	—
Dividend income from Thai Metal Processing Co. Ltd.	104	130	65

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
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
In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years 2007, 2008 and 2009.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
15. RELATED PARTY BALANCES AND TRANSACTIONS (continued)
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
16. DEFINED CONTRIBUTION AND BENEFIT PLANS
The Company adopted the recognition and disclosure provisions of ASC 715-30, “Defined Benefit Plans-Pension,” effective December 31, 2006, which changed the manner in which the funded status of the Company’s defined benefit plans is reported in the consolidated balance sheet. Under ASC 715-30, actuarial gains and losses and prior service costs continue to be deferred and recognized in expense ratably over appropriate future periods, but the overfunded or underfunded status of the defined benefit plans is now measured as the difference between the fair value of plan assets and the projected benefit obligation (“PBO”). This difference is recorded as an asset (if overfunded) or a liability (if underfunded), with a corresponding adjustment to accumulated other comprehensive loss, net of tax. To reflect the funded status of its plans in the consolidated balance sheet upon adopting ASC 715-30, the Company recorded an adjustment to increase its liability for pension and other postretirement benefits by $71. Following adoption, as the net unrecognized actuarial loss and unrecognized prior service costs are recognized in net periodic benefit cost in the consolidated statements of operations, those amounts are reclassified from accumulated other comprehensive loss.
ASC 715-30 will also require companies to measure the funded status of their defined benefit plans as of the balance sheet date, beginning in fiscal years ending after December 15, 2008. The Company currently measures the funded status of its plan as of the balance sheet date.
The Company has several defined contribution plans covering its employees in Australia, the People’s Republic of China (“PRC”) and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2007, 2008 and 2009 were $785, $795, and $692 respectively.
In accordance with the Thailand labor law, Charoong Thai is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. During the financial year 2009, the Company’s total expense included $451 (2008: $191; 2007: $193). The plan is not funded and the amount is recognized in Other Current Liabilities in the balance sheet. The Company pays to settle the obligations as and when employees retire.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
16. DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)
In conformity with ASC 715-30, the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2008 and 2009 based on the latest actuarial valuation:

	2008	2009

Change in benefit obligation:
Benefit obligation at beginning of year	$1,868	$1,773
Foreign currency translation adjustments	(279)	61
Service cost	107	374
Interest cost	88	85
Benefits paid	(11)	(281)
Actuarial loss (gain)	—	—
Plan amendments	—	—

Benefit obligation at end of year	$1,773	$2,012

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer’s contribution

Fair value of plan assets at end of year	—	—

Funded status	$(1,773)	$(2,012)
Unrealized net transition obligation	—	—
Unrecognized net actuarial loss (gain)	—	—

Accrued benefit cost	$(1,773)	$(2,012)

Components of net periodic benefit cost:
Service cost	$107	$374
Interest cost	88	85
Amortizations of:
Unrecognized net prior service cost (credit)	(6)	(8)
Unrecognized actuarial loss	2	2

Net periodic benefit cost	$191	$451

Amounts recognized in accumulated other comprehensive loss consist of the following: (recognized under ASC 715-30)
Actuarial loss	$163	$68
Prior service cost (credit)	(99)	—

Total recognized in other comprehensive loss	$64	$68

The accumulated benefit obligations amounted to $1,773 and $2,012 as at December 31, 2008 and 2009, respectively.
The estimated net loss and prior service cost (credit) for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $19 and $(6), respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
16. DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)
The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2008, 2007 and 2006 are as follows:

	2008	2009
Discount Rate	5.5%	5.5%
Rate of Increase in Compensation Levels	5.0%	5.0%
Employee turnover rates:-
Prior to age 35	2.0% - 10.0%	4.0% - 15.0%
Age 35 to 50	2.0% - 5.0%	2.0% - 7.0%
Age 51 to 60	—	—
The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended December 31
2010	255
2011	69
2012	38
2013	49
2014	212
2015 - 2019	1,157

$1,780

17. SEGMENT FINANCIAL INFORMATION
Description of Products by Segment
The Company currently operates in three operating segments: (1) manufacturing of wire and cable products (“Manufactured products”), (2) distribution of copper and cable products manufactured by PEWC (“Distributed products”) and (3) sales, delivery and installation of wires and cables.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17. SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2007	2008	2009
Revenues

Revenues from external customers:
Manufactured products	$494,805	$447,848	$300,121
Distributed products	10,783	32,415	28,102
Sales, delivery and installation of wires and cables	5,253	20,535	34,008

Total revenues from external customers	$510,841	$500,798	$362,231

Intersegment revenues:
Manufactured products	$2,648	$348	$12,235

Total segment revenues	$513,489	$501,146	$374,466

Reconciling item
Elimination of intersegment revenues	(2,648)	(348)	(12,235)

Total revenues	$510,841	$500,798	$362,231

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17. SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2007	2008	2009
Segment profit (loss)
Manufactured products	$44,671	$37,267	$20,036
Distributed products	80	1,584	1,517
Sales, delivery and installation of wires and cables	(347)	(956)	899
Recovery (allowance) for inventory reserve	1,272	(25,145)	23,949

Total segment profit	$45,676	$12,750	$46,391

Reconciling items
Corporate and other expenses	(29,511)	(29,044)	(27,932)
Exchange gain (loss)	864	(1,712)	528
Interest income	1,517	990	458
Interest expense	(7,580)	(5,769)	(2,597)
Share of net (loss) gain of equity investees	124	(142)	(40)
Gain on liquidation of subsidiary	—	—	568
Other income	2,070	2,859	2,196

Total income (loss) before income taxes	$13,160	$(20,068)	$19,572

Segment assets
Manufactured products	$373,057	$283,528	$280,179
Distributed products	5,117	10,499	6,363
Sales, delivery and installation of wires and cables	1,649	416	864

Total segment assets	$379,823	$294,443	$287,406

Reconciling items
Corporate and other assets	12,047	11,252	5,383
Investment in equity investee companies	4,246	4,103	3,263

Total assets	$396,116	$309,798	$296,052

Expenditures for additions to long-lived assets
Manufactured products	$2,650	$3,383	$3,261
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	—	—	—

Total expenditure for additions to long-lived assets	$2,650	$3,383	$3,261

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17. SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2007	2008	2009
Depreciation expenses
Manufactured products	$(9,050)	$(7,645)	$(8,927)
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	(29)	(1)	(14)

Total depreciation expenses	$(9,079)	$(7,646)	$(8,941)

Impairment loss
Manufactured products	$—	$—	$—
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	$(95)	$—	$(77)

Total impairment expense	$(95)	$—	$(77)

Interest income
Manufactured products	$1,406	$803	$408
Distributed products	66	107	21
Sales, delivery and installation of wires and cables	45	75	29
Corporate	—	5	—

Total interest income	$1,517	$990	$458

Interest expense
Manufactured products	$(7,184)	$(5,368)	$(2,414)
Distributed products	(250)	(273)	(59)
Sales, delivery and installation of wires and cables	(62)	(128)	(87)
Corporate	(84)	—	(37)

Total interest expense	$(7,580)	$(5,769)	$(2,597)

Share of net (loss) gain of equity investees
Manufactured products	$—	$—	$—
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	$124	$(142)	$(40)

Total share of net (loss) gain of equity investees	$124	$(142)	$(40)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17. SEGMENT FINANCIAL INFORMATION (continued)
Significant sales of 10% or more of the total revenue for any of the financial year are to a customer, SP Powerassets, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables, which can be summarized as follows:

	Year ended December 31,
	2007	2008	2009
Manufactured products	$7,114	$11,973	$10,398
Distributed products	6,710	27,162	22,746
Sales, delivery and installation of wires and cables	5,064	20,535	32,806

	$18,888	$59,670	$65,950

Geographic Area Data
Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2007	2008	2009
Revenues from external customers
Thailand	$249,337	$216,364	$119,225
Singapore	47,798	86,625	94,782
Australia	55,789	62,810	34,574
The People’s Republic of China	157,917	134,999	113,650

Total revenues from external customers	$510,841	$500,798	$362,231

Long-lived assets by area:
Thailand	$37,037	$29,027	$28,002
Singapore	8,485	8,090	8,069
Australia	3,965	2,841	3,515
The People’s Republic of China	16,800	16,819	12,837
Others	32	30	18

Total long-lived assets	$66,319	$56,807	$52,441

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
18. SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES
The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, SPHC, Shandong Huayu and SPRC.

	As o of December 31,
	2008	2009
	Unaudited	Unaudited
Current assets	$31,760	$36,591
Non-current assets	18,804	22,467
Current liabilities	(21,271)	(29,441)
Non-current liabilities	(1,731)	(1,824)

Total shareholders’ equity	$27,562	$27,793

	Year ended December 31,
	2007	2008	2009
	Unaudited	Unaudited	Unaudited
Net sales	$24,332	$34,771	$28,090
Sales less cost of sales	6,469	9,470	6,582
Net income/ (loss)	127	(1,271)	(629)
At December 31, 2009, the Company’s share of the underlying net assets of certain equity investees was higher than its value of the investment in these equity investee companies, therefore no impairment charge was recorded in 2009. At December 31, 2007, the Company’s share of the underlying net assets of certain equity investees was lower than its value of the investment in these equity investee companies. Accordingly, the Company recorded an impairment charge in value of its investment in these equity investee companies amounting to $117.
19. SUBSEQUENT EVENTS
The Board of Directors of the Company approved a restructuring plan of a wholly owned subsidiary in Hong Kong, Crown Century Holding Limited (“CCH (HK)”). In connection with the restructuring plan, CCH (HK) planned to acquire 51% of Australia Pacific Electric Cable Pty Limited (“APEC”) shares from Sigma Cable Company (Private) Limited (“Sigma Cable”) for a consideration of US$9,959, in order to settle the loans being extended by CCH (HK) to Sigma Cable. APEC and Sigma Cable are the majority owned subsidiaries of the Company.
The share transfer was completed on March 3, 2010, The Company’s interest in APEC increased by 0.87% to 99.40% after the share transfer from Sigma Cable to CCH (HK).