Form 20-F
period 2010-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2011-05-13
CIK 1026980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14542
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Common Shares, par value 0.01 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
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
     In particular, these statements include, among other things, statements relating to:
•	our business strategy;

•	our prospects for future revenues and profits in the markets in which we operate;

•	the impact of political, legal or regulatory changes or developments in the markets in which we do business;

•	the fact that our Common Shares are now traded on a national exchange in the United States;

•	our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost of our raw materials; and

•	our liquidity.

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
     This discussion is permitted by the Private Securities Litigation Reform Act of 1995.
OTHER CONVENTIONS
     Unless otherwise specified, all references in this Annual Report to “Thailand” are to the Kingdom of Thailand, all references to “Singapore” are to The Republic of Singapore, all references to “Taiwan” are to Taiwan, The Republic of China, all references to “China” and to the “PRC” are to The People’s Republic of China (for the purpose of this Annual Report, excluding Hong Kong and Macau), all references to “Australia” are to the Commonwealth of Australia and all references to the “U.S.” are to the United States of America.
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
Item 2: Offer Statistics and Expected Timetable
     (Not applicable)
Item 3: Key Information
     3.1 Selected Consolidated Financial Data
     The following selected consolidated financial data is derived from the consolidated financial statements of Asia Pacific Wire & Cable Corporation Limited (the “Company”) for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, prepared in accordance with U.S. GAAP.
     The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5: Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18: Financial Statements.”

		For the Year Ended December 31,
	2006	2007	2008	2009	2010
		(in thousands, except per share amounts)
Income Statement Data:
Net sales	$468,117	$510,841	$500,798	$362,231	$469,330
Cost of sales	(410,823)	(465,165)	(488,048)	(315,840)	(407,642)

Gross profit	57,294	45,676	12,750	46,391	61,688
Operating expenses	(27,612)	(29,451)	(29,044)	(27,855)	(31,194)
Impairment loss	(86)	(95)	—	(77)	—

Operating profit/(loss)	29,596	16,130	(16,294)	18,459	30,494
Exchange gain/(loss)	5,464	864	(1,712)	528	3,041
Net interest (expense)	(5,181)	(6,063)	(4,779)	(2,139)	(1,959)
Share of net income/(loss) of equity investees	73	124	(142)	(40)	(21)
Gain on liquidation of subsidiary	1,801	—	—	568	—
(Loss)/gain on sale of investment	(729)	35	—	—	—
Impairment of investment	—	—	—	—	(346)
Others	1,536	2,070	2,859	2,196	1,069

Income/(loss) before income taxes and minority interests	32,560	13,160	(20,068)	19,572	32,278
Income taxes	(10,257)	(6,298)	(2,132)	(5,344)	(6,891)
Non-controlling interests	(9,330)	(2,029)	8,551	(4,139)	(11,247)

Net income/(loss) attributable to APWC	$12,973	$4,833	$(13,649)	$10,089	$14,140

Earnings/(loss) per share(1)	$0.94	$0.35	$(0.99)	$0.73	$1.02

(1)	The calculation of the earnings/(loss) per share is based on 13,830,769 Common Shares issued and outstanding for the years ended December 31, 2006, 2007, 2008, 2009 and 2010.

	As of December 31,
	2006	2007	2008	2009	2010
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,664	$29,127	$37,510	$41,534	$63,217
Working capital	108,084	132,409	100,428	127,139	170,653
Total assets	364,565	396,116	309,798	296,052	386,923
Total debt	100,195	104,146	59,694	38,917	69,083
Total shareholders’ equity	118,765	136,783	114,129	127,392	153,194
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
     Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2010. The respective Noon Buying Rates on December 31, 2010 were US$1.00 = Bt 30.1600; S$1.2885; RMB 6.600; and A$0.9879. The respective Noon Buying Rates on May 2, 2011, the latest practicable date before publication of this Annual Report, were US$1.00 = Bt 30.0424; S$1.2463; RMB 6.5267 and A$1.0588. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.
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

Year Ended December 31,	At Period End	Average(1)	High	Low
		(Bt per $1.00)
2006	36.10	37.68	40.76	35.19
2007	29.50	32.02	35.96	29.28
2008	34.72	33.13	35.72	29.36
2009	33.33	34.30	36.25	33.10
2010	30.16	31.66	33.18	29.49

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2010	30.26	29.49
December 2010	30.16	29.98
January 2011	31.01	30.05
February 2011	30.90	30.55
March 2011	30.52	30.19
April 2011	30.26	29.86

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10 (512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
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

	At
	Period
Year Ended December 31,	End	Average(1)	High	Low
	(S$ per $1.00)
2006	1.534	1.580	1.652	1.534
2007	1.436	1.501	1.543	1.436
2008	1.438	1.410	1.529	1.347
2009	1.404	1.452	1.557	1.380
2010	1.289	1.359	1.423	1.282

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2010	1.322	1.282
December 2010	1.317	1.294
January 2011	1.299	1.279
February 2011	1.283	1,271
March 2011	1.282	1.260
April 2011	1.261	1.223

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

	At Period
Year Ended December 31,	End	Average(1)	High	Low
	(RMB per $1.00)
2006	7.804	7.958	8.070	7.804
2007	7.295	7.581	7.813	7.295
2008	6.823	6.919	7.295	6.780
2009	6.826	6.830	6.847	6.818
2010	6.600	6.760	6.833	6.600

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2010	6.689	6.633
December 2010	6.675	6.600
January 2011	6.636	6.581
February 2011	6.597	6.552
March 2011	6.574	6.548
April 2011	6.548	6.490
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

	At Period
Year Ended December 31,	End	Average(1)	High	Low
	(A$per $1.00)
2006	1.268	1.319	1.417	1.264
2007	1.139	1.184	1.295	1.067
2008	1.141	1.177	1.647	1.021

	At Period
Year Ended December 31,	End	Average(1)	High	Low
	(A$ per $1.00)
2009	1.114	1.252	1.587	1.067
2010	0.988	1.087	1.224	0.985

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.
     The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
November 2010	1.042	0.986
December 2010	1.034	0.985
January 2011	1.013	0.980
February 2011	1.002	0.983
March 2011	1.018	0.965
April 2011	0.967	0.929
Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
     3.3 Risk Factors
     You should carefully consider the following risks before you decide to buy our common shares. If any one of these risks or uncertainties were to occur, our business, financial condition, results and performance could be seriously harmed and/or the price of our common shares might significantly decrease. The risks and uncertainties described in this Annual Report on Form 20-F are not the only ones facing us. Additional risks and uncertainties that currently are not known to us or that we currently believe are immaterial also may adversely affect our businesses and operations.
          3.3.1 Risks Related to the Global Economic and Financial Crisis
     In response to the recent global financial crisis and the severe economic recession that followed it, the government of the United States and of many other leading industrialized nations implemented a number of economic stimulus measures, engaged in substantial deficit spending to boost economic activity and adopted policies of quantitative easing that resulted in, among other things, record government budget deficits and a prolonged period of record-low interest rates. The economic recovery that has taken place since the onset of the crisis in 2008 is perceived to be very fragile by many governmental authorities and leading economists. In general, leading banks have curtailed their lending activities, making it more difficult for many businesses to obtain financing for their capital needs. In addition, the record budgets deficits of many governments have engendered a backlash against public spending that may impact on, among other things, the level of infrastructure investment by governments in the markets in which the Company conducts operations.
     In 2010, world output — and per capita income — began to recover from the 2008-09 recession, which is largely considered to be the most severe economic downturn since the Great Depression that commenced in 1929. Gross World Product (GWP) grew 4.6%, largely on the strength of a rebound in global exports, which rose about 20% from the level of 2009. Growth was not evenly distributed across countries, however. Lower income countries — those with per capita incomes below $30,000 per year — averaged 6.3% growth, while higher income countries — with per capita incomes above $30,000 — averaged just 2.8% growth. And countries with current account surpluses averaged 6.0% growth, while those with current account deficits averaged just 3.4% growth. A number of the world’s high-growth economies recorded the biggest GDP gains — China (+10.1%), Taiwan (+8.3%), India (+8.3%), Brazil (+7.5%), and South Korea (+6.1%). China also became the world’s largest exporter. Continuing uncertainties in real estate and financial markets resulted in slower growth in Japan (+3.0%), the US (+2.8%), and the European Union (+1.7%). In 2010, global unemployment continued to creep upwards, reaching 8.8%. Underemployment, on the other hand, especially in the developing world, remained much higher. Global gross fixed investment stabilized at about 23% of GWP, after a significant drop in 2009. World trade appears to be returning to pre-2009 patterns, with current account surpluses or deficits rising for a majority of countries. World external debt, however, dropped again in 2010 - about 5% from the 2009 level, as many countries reduced borrowing. Many, if not most, countries pursued expansionary monetary and fiscal policies. The global money supply, both narrowly and broadly defined, increased roughly 10%, as countries tried to keep interest rates low; the global budget deficit stabilized at roughly $3.5 trillion, as countries tried to rein in spending and slow the rise of public debt.
     While a number of the economic indicators mentioned above suggest the global economy is continuing to recover from the financial crisis, the Company believes that the recovery is uncertain and susceptible to a possible material downturn depending upon existing and unforeseen macro-economic and political conditions and events. In addition, the fiscal restraint now being urged by a number of governments may impact negatively on the levels of infrastructure investment in markets in which we are operating, which could have a material negative impact on our future results.
     Actual and Possible Impacts on the Company
     The lukewarm recovery of economic conditions worldwide in 2010 has helped the Company regain some momentum in terms of overall financial performance. In certain markets, sales increased as there has been an increased commitment to of infrastructure development by governmental entities in certain instances and in capital expenditures and construction by private companies in anticipation of the a projected increased demand in the residential and commercial building markets. Many of the Company’s customers have also moved forward with their construction projects in the current market environment. The decrease in enameled wire sales in 2009 have come back and shown stronger demand in 2010. Copper prices on the London Metal Exchange (LME) bounced back to the very high level in 2010 to reach $9,514 per metric ton at the end of 2010. Consistent with industry practice, the Company is typically able to pass on the increase in cost of raw material to its customers, This also resulted in a better turnover for the entire year of 2010. With the increase in copper and commodity prices in 2010, customers have sometimes been rushing in with order placements in the expectation that prices may further increase. However, commodity prices, including copper, are highly volatile. The benefits to the Company arising from copper price increases would not be sustainable in the event of a downturn in copper pricing. In such a case, the Company could find itself with overvalued inventory that requires a valuation write-down, which has happened in the past.
     The Company experienced the impact of the economic crisis beginning in the second half of 2008 and into the first half of 2009, which included lower sales and lower gross margins as compared to the first half of 2008 and the second half of 2007. The lower results in 2009 were primarily due to the reduction of sales orders from customers. However, with the re-bound of copper price in 2010, the customers were willing to accept a higher sales price from APWC, because they anticipated the copper price rising trend will continue. Revenue for 2010 was $469 million, representing a 30% growth from that of 2009. Gross margin also posted a much better result in 2010, an increase of 33%, as compared to that of 2009, primarily due to the Company’s FIFO inventory costing method when the lower cost of raw materials purchased at end of 2009 were first used in the production.
     The Company is unable to determine the precise impact of the global economic recovery on its operations and cash flow since its operating results are also affected by factors that are or may be unrelated to the economic improvement, such as the completion of routine purchase cycles by customers and the completion, expansion or contraction of large infrastructure projects. However, the Company has concluded that the current economic recovery has positively affected the Company’s operations and cash flow. However, even with the positive sign of economic recovery, the Company believes that any efforts to forecast likely future performance with any degree of specificity would be fraught with uncertainty due to speed of the recovery itself. In addition, the apparent stabilization of the global capital markets and increase in economic activity in 2010 cannot be taken as certain indicators that the global recession is over and that sustained economic growth is assured. Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.
     The governments in the countries in which we operate have all revised their economic growth for the fiscal year 2010. For purposes of planning and prudent management, the Company is presently anticipating that the extremely challenging and difficult economic conditions that faced the global economy throughout 2009 will lessen somewhat and the internal budget prepared by management as a planning tool for 2011 anticipates a further increase in sales and gross margin, given the rise in copper prices.
     In view of the continuing market challenges facing the Company, and its customers, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.
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
     As of December 31, 2010, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”). That percentage ownership constitutes a decrease from the Company’s initial ownership percentage and is attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai determined to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below 50%. If the Company’s share holding in Charoong Thai were to fall below 50%, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, will not be consolidated but instead will be equity accounted. In such an event, the Company’s accounts will show a decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.
     Potential Illiquidity of Common Shares
     Approximately 75.4% of our Common Shares are either unregistered securities or registered securities held by affiliates, which are subject to restrictions on trading. Accordingly, approximately 75% of our Common Shares are not fully liquid investments. In the recent past years, the volume of trading in our Common Shares has not been substantial. This illiquidity may negatively impact the value of the Common Shares.
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
     The Common Shares of the Company are traded on the NASDAQ Capital Markets tier. However, in listing on NASDAQ, as the Company has a more than fifty percent (50%) shareholder, the Company was entitled to rely upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors. At present, a majority of the board of directors of the Company is affiliated with PEWC.
     PEWC was delisted from the Taipei Stock Exchange in 2003 following the disclosure of a major corporate scandal involving fraud and embezzlement by certain former executives of PEWC, one or more of whom are now serving prison sentences for their actions. Commencing in 2004, PEWC brought a number of actions in different jurisdictions against those former executives and others seeking to recover substantial assets that had been misappropriated. Some of those actions are ongoing. PEWC is still seeking to recover financially, and in terms of its market reputation, from the malfeasance of those former executives. The financial and governance problems experienced by PEWC render more uncertain its ability to perform under the Composite Services Agreement between PEWC and the Company, although to date PEWC has met its obligations under that agreement. (See—section 10.3 Material Contracts).
     Effective as of April 29, 2011, the Common Shares of the Company are traded on the NASDAQ Capital Markets tier. However, in listing on NASDAQ, as the Company has a more than fifty percent (50%) shareholder, the Company was entitled to rely upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors. At present, a majority of the board of directors of the Company is affiliated with PEWC.
     Limited Trading Volume
     Our Common Shares are traded on the NASDAQ Capital Markets tier. Trading in, and demand for, our Common Shares has been limited. As a consequence, shareholders may find their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market. Thinly-traded equity can be more volatile than equity securities traded in an active trading market. The high and low daily closing price for our Common Shares during the past 24 months (April 2009 — April 2011) has been $7.50 and $0.50, respectively. In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.
     Disclosure Controls and Procedures and Internal Control Over Financial Reporting
     The Company focused on improving its disclosure controls and procedures and its internal control over financial reporting and remediating all material weaknesses, and as a result, both disclosure controls and procedures and internal control over financial reporting were classified as effective as of December 31, 2008, but ineffective as of December 31, 2009 due to the development of material weaknesses. Deficiencies were noted in our controls over non-routine aspects of our financial statement closing process, including the accounting for foreign currency transactions and translation whereby foreign currency translation amounts were improperly recorded in other comprehensive income instead of the statement of operations, the calculation and recording of individual income tax liability, allowance for deferred tax assets, fixed asset residual value, and recurring consolidation entries. These deficiencies were attributable to our decentralized reporting structure, our complex consolidation process and inadequate reviews over account balances at the reporting date. In making our assessment, we evaluated that the aggregate effect of these deficiencies represented a material weakness as of December 31, 2009. However, we have implemented the following measures in 2010 to remediate the material weakness:
     • Training of all levels of finance and accounting staff, both at the subsidiary level and at headquarters level, on US GAAP and recent accounting and reporting developments.
     • Accounting entries at each subsidiary must now be reviewed by their supervisor or finance manager, then signed off by the respective CFOs (or, in the absence of a CFO, the finance manager takes charge).
     • Regular monthly finance meetings are conducted to discuss problems and verify account balances.
     • Development of a more standardized group reporting package.
     As of December 31, 2010, our assessment was that the material weakness identified in the prior year was remediated.
     Delinquency in Reporting Obligations; Reporting of Financial Results
     As a foreign private issuer, the Company is currently required to file its annual report on Form 20-F with the SEC within six months following the close of its fiscal year. The Company was not in a position to make the filing of its 2004 annual report on a timely basis. After the expiration of an automatic grace period, on August 29, 2005 the OTC BB delisted the Company for failure to remain current in the filing of its periodic reports. On November 9, 2007, the Company filed its 2004 annual report. On March 17, 2008, the Company filed its combined 2005 and 2006 annual report. The Company then relisted on the OTC BB in April 2008 under the symbol “AWRCF.” On June 28, June 26, 2009 and June 16, 2010, the Company filed its 2007, 2008 and 2009 annual report, respectively, on a timely basis.
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
     Potential Conflict of Certain Officers and Directors
     The Company appointed two independent directors on September 28, 2007. In March 2011 the Company appointed a third independent director. Other than those three independent directors, all of the members of the Board of Directors are also directors or officers or otherwise affiliated with PEWC, the majority shareholder. Certain of our officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement (discussed in section 10.3). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

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
     Obligations under the Amended and Restated Shareholders Agreement
     On June 28, 2007, SOF Investments, L.P. (“SOF”), a Delaware limited partnership, acquired 2,766,154 Common Shares, representing 20% of the issued and outstanding Common Shares (the “SOF Shares”), from Sino-JP Fund Ltd (“Sino-JP”), an institutional shareholder. On that same date, the Company entered into the Shareholders Agreement with PEWC and SOF, pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company agreed to indemnify SOF and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”), as such terms are interpreted and defined under IRS rules and regulations. The Company does not believe that it is now or is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.
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
     Under the terms of the Shareholders Agreement, if the Company failed to fulfill its obligations thereunder, SOF may have a claim for damages against the Company. No such claim has been made. In addition, if the Company fulfilled its reasonable best efforts undertakings but failed to meet one or more of the stated goals, SOF may have a put right of their Common Shares to PEWC. In accordance with those terms, on February 2, 2009, SOF delivered to PEWC notice of its exercise of the put right under the Shareholders Agreement due to the fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009. On March 27, 2009, SOF sold 51% of its Common Shares to PEWC pursuant to the terms of a share purchase agreement between those parties. Upon the consummation of that share purchase agreement, SOF held 1,355,415 registered Common Shares of the Company and PEWC held 1,410,739 registered Common Shares, respectively, representing 9.8% and 10.2% of the outstanding Common Shares, with PEWC holding an additional 7,664,615 unregistered Common Shares, giving it an aggregate of 65.6% of the total issued and outstanding Common Shares. In connection with this transaction, the Company, PEWC and SOF entered into an Amended and Restated Shareholders Agreement, which among other things, granted to the Company an extension for listing the Common Shares on a national Securities Market until February 2011 and maintains for SOF the right to sell its remaining Common Shares to PEWC in the event the Company does not list its Common Shares on a national Securities Market by February 2011. In April 2011, the Common Shares of the Company were approved for trading on the NASDAQ Capital Markets tier, which tier does not fit within the definition of a national “Securities Market”, as provided in the Amended and Restated Shareholders Agreement. The Company is not aware that SOF has taken any action with respect to the Common Shares held by it. The Amended and Restated Shareholders Agreement also provides for those registration and indemnification rights set forth above in the description of the Shareholders Agreement. While the sale of Common Shares by SOF to PEWC resulted in PEWC holding a higher concentration of Common Shares which may impact liquidity for the other shareholders, the Company does not believe that any definitive impact can be forecasted or determined.
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
     Requirement to Maintain Effectiveness of the Registration Statement and to List on a National Securities Exchange; Effect of the Put of the SOF Shares to PEWC
     Under the Amended and Restated Shareholders Agreement, SOF has retained the right to sell its remaining Common Shares (the “SOF Shares”) to PEWC if the Company does not achieve a listing on a national Securities Market within the time frame provided in the agreement. The Company’s Common Shares are currently listed on the NASDAQ Capital Markets tier. The Company intends to apply to list the Common Shares on the Global Markets tier after the Company is satisfied that it qualifies in all respects for that tier. However, there are no assurances that the Common Shares will qualify for the Global Markets tier or that the Company’s application, when filed, will be approved. In addition, the Company has agreed to maintain the effectiveness of the registration statement on Form F-1, for the benefit of SOF, and if the Company fails to do so for any period of thirty (30) consecutive trading days or an aggregate of sixty (60) trading days during any twelve month period, then SOF may, subject to compliance with notice and other procedural requirements, exercise a right to sell its remaining Common Shares to PEWC. At all times, the Company must exercise its reasonable best efforts to comply with its covenants under the Amended and Restated Shareholders Agreement. Otherwise, the Company could be subject to a damages claim by SOF.
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

     Risks related to our Customer Base and our Geographic Markets
     Our sales of manufactured and distributed products are made primarily to customers that use our products as components in their own products or in construction or infrastructure projects in which they participate. The volume of our sales is dependent largely on general economic conditions in the markets in which we compete, including how much our customers invest in their own product manufacturing or project development. Increases or decreases in economic activity and investment in the markets where we operate generally will result in higher or lower sales volume and higher or lower net income for the Company.
     Risks Relating to China
     We conduct substantial business operations in China. Accordingly, our results of operations and prospects are likely to be materially impacted by economic, legal and other developments in China.
     Economic Reform Measures in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     In recent years, the PRC government has moved away from a planned economic model and implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. While such economic reform measures are generally viewed as a positive development for foreign businesses investing or establishing operations in China, many of the reforms are unprecedented and may be subject to revision, modification or termination based on the outcome of such economic changes and other considerations, such as their social impact. There is not sufficient administrative or judicial precedent to permit the Company to determine with any degree of certainty how the reforms will impact our business in China.
          PRC Civil Law System May Limit the Company’s Remedies
     The Chinese legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, since 1979, the PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investment in China. Foreign investment laws and regulations in China are evolving and the interpretations of many laws, regulations and rules are not always uniform. Accordingly, enforcement of these laws, regulations and rules involves uncertainties, which may limit the remedies available to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention.
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
     PRC Regulation of Telecommunications Industry May Adversely Affect the Company’s Operations or Financial Condition
     In addition, the PRC government has considerable control over the structure and overall development of the telecommunications industry in the PRC. Purchasers of our telecommunications cable in China are subject to extensive regulation by and under the supervision of the primary telecommunications industry regulator in China, the Ministry of Industry and Information Technology (the “MIIT”), which was created by the State Council of the PRC in March 2008 to assume, among other things, the duties of the former Ministry of Information Industry. The MIIT is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. As a result of its accession to the World Trade Organization (“WTO”) and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in December 2001, which implement its commitments to the WTO, the Chinese government has agreed to gradually liberalize the various segments and regions of the telecommunications market to foreign telecommunications operators. Currently, however, the MIIT has only granted licenses to operate fixed-line telecommunications networks (which use our telecommunications cables) to certain PRC government-related entities. As a result, the business of our companies in China may be more dependent on the political stability of the country and continuity of government policy than if there were more consumers of telecommunications cable and if the government-related entities were not so closely involved in the telecommunications industry. Future changes to the regulations and policies governing the telecommunications industry in China, including possible future overhaul of the industry, may have a material adverse effect on our business.
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
          Inflation in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     The rapid growth of the PRC economy has historically resulted in high levels of inflation, coupled with rise in the currency value against US dollars. The PRC government has publicly announced its commitment to control inflation, and the anti-inflation policies of the PRC government may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may increase our costs. If inflation is significant, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.
     PRC Power Shortages and Lack of Insurance May Adversely Affect the Company’s Operations or Financial Condition
     We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date, particularly in Shenzhen where numerous clusters of factories are situated. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system at certain of our production facilities in China. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice thereof. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.
     The insurance industry in China is still at an early stage of development and foreign insurance companies are limited to operate only in a certain number of big cities. In particular, PRC insurance companies do not offer extensive business insurance products. As a result, we have limited business liability and disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.
          PRC Tax Treatments May Affect the Company’s Operations or Financial Condition
     On March 16, 2007, the National People’s Congress of the PRC, or NPC, passed the new PRC Enterprise Income Tax Law (the “New EIT Law”). Under the New EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the New EIT Law became effective. Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) is the only subsidiary of the Company in the PRC that still enjoys a reduced tax rate under the transitional period. The preferential income tax rate of PEWS under the revised tax incentive regulations was 22% in 2010, and is scheduled to be 24% in 2011 and 25% in 2012.
     Labor Law Legislation in the PRC May Adversely Affect the Company’s Operations or Financial Condition
     The Labor Contract Law became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn. Under the new law, downsizing by 10% or more (or more than 20 persons) may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Any of the Company’s staff employed to work exclusively within the PRC are covered by the new law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this new law can be expected to exacerbate the adverse effect of the economic environment on the Company’s results of operations and financial condition. Additionally, this new law has affected labor costs of our customers which may result in a decrease in such customers’ production and a corresponding decrease in their purchase of our products.

     Exposure to Foreign Exchange Risks
     Changes in exchange rates influence our results of operations. Our principal operations are located in Thailand, Australia, Singapore and China, and a substantial portion of our revenues is denominated in Baht, Australian dollars, Singapore dollars or Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of our future capital expenditures are expected to be in U.S. dollars. We require a significant amount of U.S. dollars for our ongoing equipment upgrade and maintenance programs. Any devaluation of the Baht, the Australian dollar, the Singapore dollar or the Renminbi against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of foreign currency denominated expenses and liabilities and would have an adverse impact on our operations.
     Although our reporting currency is U.S. dollars, the functional currency of our Thai operations, which accounted for 40.6% of our sales in 2010, is the Thai Baht. The functional currency of our Singapore operations, which accounted for 7.3% of our sales in 2010, is the Singapore dollar. The functional currency of our Australian operations, which accounted for 9.6% of our sales in 2010, is the Australian dollar. The functional currencies for our China operations which in total accounted for 31.7% of our sales in 2010, are divided into two groups: for Shangdong joint ventures and Shanghai Yayang, their functional currency is Renminbi, while for CCH, PEWS and Epan Industries, their functional currency is U.S. dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts. Such translation of the functional currency accounts is recognized as a separate component of shareholders’ equity. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.
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
     Indebtedness
     As of December 31, 2010, the Company had a total of $310.5 million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 34 banks in the various regions/territories in which we operate. Out of $310.5 million in available credit, $100.8 million was unused. The Company, collectively and on individual basis, is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged. Weighted average borrowing rate, for all the outstanding loans combined, would sum up to be 3.6%, which runs slightly higher than like-kind borrowing rates in the marketplace, i.e., three month LIBOR (data of March 31, 2011) of 0.3045% plus 2.5%.

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
     Risks Relating to Thailand
     A substantial portion of our Thai operations, which accounted for approximately 40.6% of our net sales in 2010, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future performance will depend in part on the political situation in Thailand and the general state of the Thai economy. Recent civil unrest has abated somewhat. However, the political situation remains volatile and unpredictable. Elections scheduled to take place in June 2011 add to the uncertain political climate. The Company’s Thai operations are increasingly vulnerable to uncertainties with regard to payment for current sales and the award of future contracts in view of the ongoing political crisis in Thailand. Additionally, in recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. Moreover, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar. Such fluctuations in the value of the Baht may negatively impact our performance.
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

     International Business Risks
     We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.
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
     The Company is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, PEWC. The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers.
     Principal Capital Expenditures and Divestitures
     Total purchases of property, plant and equipment amounted to $3.4 million in 2008 and $3.3 million in 2009, and $3.7 million in 2010. Those purchases related mainly to the capacity expansion of certain subsidiaries in Thailand and China, particularly Charoong Thai, and to the replacement of old equipment at various operating facilities.
4.2.1 Certain Recent Events
     On April 29, 2011, the Common Shares of the Company commenced trading on the NASDAQ Capital Markets tier.

     On March 17, 2011, the Board passed resolutions whereby 1) it accepted the resignation of an existing director, Mr. Lee Gai Poo, 2) it appointed a new member to the Board, Dr. Lambert Ding, as an independent director, who will also serve as a member of the Audit Committee, and 3) it passed on amendment to the Audit Committee charter, to clarify that the appointment of the independent auditors is subject to shareholder approval.
     On October 6, 2010, the SEC declared effective the Company’s Post-Effective Amendment No. 6 to a registration statement on Form F-1 covering 2,766,154 Common Shares, of which 1,410,739 Common Shares are held by PEWC and 1,355,415 Common Shares are held by SOF.
     On September 3, 2010, the Company held its annual general meeting of shareholders. At such meeting, each of the directors of the Company was re-elected except for Mr. Sun Tao-Tsun who resigned from the Board in August 2010. Ernst & Young was appointed independent auditors of the Company for the second year. In the meeting the 2009 financial results were presented along with unaudited six month interim financial results for the first half of 2010.
     On May 13, 2010, a Board meeting was called to discuss and pass the 2009 audited financial results presented by CFO, Mr. Frank Tseng.
     On January 5, 2010, CCG IR firm was appointed by the Company to handle all investor relations matters. The Board made this appointment with a view to improving shareholder communications and procuring assistance to enhance the Company’s visibility in its trading markets.
     On October 22, 2009 the Board passed a resolution whereby in connection with a restructuring plan, Crown Century Holdings Limited (“CCH HK”), a wholly-owned subsidiary of the Company, was approved to acquire 51% of the shares of Asia Pacific Electric Cable, Pty, Ltd., an Australian company owned 13.79% by APWC and 86.21% by Sigma Cable Co. (Pte) Limited, a subsidiary of the Company, (“Sigma Cable”). The plan provided for a transfer of shares from Sigma Cable for a consideration of $9,958,917, in order to offset intra-group loans being extended by CCH HK to Sigma Cable. This transaction was completed on March 31, 2010.
     Until March 27, 2009, SOF Capital, L.P., a Delaware limited partnership (“SOF”), owned twenty percent (20%) of the issued and outstanding Common Shares. On that date, SOF sold 51% of the Common Shares of the Company held by it to PEWC, pursuant to the exercise of certain sale rights under a shareholder’s agreement dated as of June 28, 2007 (the “Original Shareholders Agreement”) by and among PEWC, SOF and the Company. In connection with such transaction, the Company, PEWC and SOF entered into an Amended and Restated Shareholders Agreement, pursuant to which, among other things, the Company was granted an extension until February 2011 for it to achieve a listing on a national Securities Market and SOF maintained its right to sell its remaining Common Shares to PEWC if the Company does not achieve that listing.
4.2.2 Managing Our Business in Current Market Conditions
     In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.
     Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis. The days of sales outstanding in 2010 have improved from 100 days to 96 days. The Company focuses on working actively with all of its significant customers to reduce collection times and minimize write offs. The Company has also reduced its inventory levels through planned lower raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company has focused also on reducing operating costs where practicable. Overall the Company has increased its headcount by 100 since the beginning of 2011, which reflects management’s view that the business of APWC continues to gradually pick up. The Company has entered into certain copper futures contracts in Singapore in several instances in order to reduce the effect of the current volatility in copper prices on its operations. The Company is also negotiating and close to finalizing arrangements with banks for additional loans and credit facilities.
     We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity. The Company is seeking to maintain a strong cash position. None of the Company’s material lines of credit has been terminated. As of December 31, 2010, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $186.0 million, a decrease of $25.2 million from a year ago. This reflects the greater capital commitment of the Company to increased purchases of raw materials and other capital outlays, as the volume of business increased during the course of 2010. We believe that available and unused amount of credit is sufficient to support our current working capital needs.
4.2.3 Recent Business Trends
     As part of the rebound in our business, the operating subsidiaries expect to encounter less difficulty in raising new banking facilities and loans to support their working capital requirements in the current environment where banks are more frequently willing to offer new facilities. Governments in certain countries, such as China, Thailand and Singapore, have pledged to increase infrastructure and construction spending to boost or maintain economic growth. Assuming those pledges are acted upon, those developments will quite possibly have a favorable impact on our sales of manufactured products. However, there is no certainty on that point, as the correlation is sometimes problematic. The rebound in the trading prices of many public companies and the increases in major indices on a number of national exchanges since the lows of March 2009 have been coupled with a material increase in customer purchases of the Company’s products for either private or government sponsored projects.
     The gradual improvement in global economic conditions during the course of 2010 impacted positively on the Company’s revenues and overall financial results for the year. APWC experienced a 30% growth in revenues in 2010 over 2009, and also experienced an increase of 33% in gross margins in 2010 over 2009. These positive developments yielded earnings per share of $1.02 in 2010, which was approximately a 40% increase over 2009. The positive revenue trends that played out during the course of 2010 have continued into the early part of 2011. For example, countries like Singapore or Brunei have placed their orders with Sigma Cable during 2011, particularly in the low to medium voltage transmission, with expected more to come in the foreseeable future. In addition, the re-bound in the trading prices of many public companies and the increases in major indices on a number of national exchanges since the lows of March 2009 have been coupled with a material increase in customer purchases of the Company’s products for expenditures for either private or government sponsored projects. As part of the rebound in our business, the operating subsidiaries expect to encounter less difficulty in raising new banking facilities and loans to support their working capital requirements in the current environment where banks are more frequently willing to offer new facilities. Governments in certain countries, such as China, Thailand and Singapore, have pledged to increase infrastructure and construction spending to boost or maintain economic growth. Assuming those pledges are acted upon, those developments will have a favorable impact on our sales of manufactured products. The Company’s results for the first half of 2010 benefitted from a modest increase in governmental spending on infrastructure development, whereas the second half of 2010 results — better than the first half, did indicate that the government spending increased further over the first half, particularly when the focus of governments was on building more housing and on infrastructure improvement. While the global economic recovery continues to confront significant challenges, as does our business and the markets in which we operate, and we are not able to forecast future results, the Company believes that its preliminary results for the early part of 2011 are trending consistent with its improved performance in 2010.
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
     Thailand
     The Company’s Thai operations are conducted through Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”), Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”) and Pacific-Thai Electric Wire & Cable Co. Ltd. (“Pacific Thai”), which was transferred into Siam Pacific in March 2011.
     Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2010, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive right, in which case the Company’s interest may be diluted..

     Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc (“Ital-Thai”), a third party, which at the time was the largest diversified construction company in Thailand, principally engaged in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand. Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand. Siam-Pacific is now a 100%-owned subsidiary of Charoong Thai and it focuses on the manufacture of telecommunications cable, power cable and enameled wire for the domestic Thailand market.
     Pacific Thai (now transferred into Siam Pacific) was established in 1989 as a wholly-owned subsidiary of Siam Pacific. Pacific Thai produces enameled wire for export only and has a special tax status which exempts it from import duties on raw materials used in export manufacturing. This special tax status is phasing out, and by the time the business consolidation is completed, the special tax status will expire.
     Based on information published by the Thai Ministry of Commerce on sales by dollar value, the Company believes that Siam Pacific and Charoong Thai are two of leading telecommunications and power cable and wire manufacturers in Thailand and are two of a very limited number of the government-approved suppliers of telecommunications cable for major public telecommunications projects in Thailand.
     In a restructuring that included the transfer of Pacific Thai into Siam Pacific, the Company achieved a reorganization, which has generated cost savings while improving overall efficiency. The Company believes the synergistic effect of merging these operations will continue to produce significant savings in overhead cost as it facilitates the centralization of decision making and resource allocation for the Thai operations. Management of Pacific Thai and Siam Pacific was consolidated into Charoong Thai in order to enhance synergies and provide greater sharing of expertise. For example, each of Charoong Thai and Siam Pacific’s manufactured and distribute enameled wire and they are now in a better position to share technical expertise and resources. Under the restructuring, APWC owns 50.93% of Charoong Thai, which owns 100% of Siam Pacific. However, Siam Pacific continues to report its results separately to APWC headquarters.
     China
     The Company’s China operations are conducted through six business entities. The operating entities include Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang“or “SYE”), formerly known as Shanghai Pacific Electric Co., Ltd., a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wire. The Company’s effective holding in Shanghai Yayang is 54.41%. Shanghai Yayang manufactures enameled wire with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including to local and Taiwanese based end-users. Sitting in the board are six directors, either members of management of Shanghai Yayang who are expatriated from Taiwan or Thai representatives, also expatriated from or designated by APWC or PEWC.
     The Company owns Crown Century Holdings Limited (“CCH HK”), a Hong Kong registered company, and its wholly-owned subsidiary company, Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”). PEWS manufactures enameled wire for electric, video and audio products for export and with little portion sold domestically. CCH HK, since the restructuring in the first quarter of 2010, is no longer the trading arm of PEWS and transfers its distribution role to Epan Industries Pte Ltd (“Epan”). The contributions of Epan and PEWS to the Company’s annual operating results have increased substantially. The Company believes that PEWS is one of the leading manufacturers of enameled wire products in the China South market.
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
     The Company also holds a 49% interest in a joint venture called Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. (“SHP”), which engages in the manufacture of optic fibers. The remaining 51% of SHP is owned by Hebei Huayu Co. Ltd. (as the successor in interest to Shandong Yanggu). Due to a severe downturn in the market for fiber optic cable after the SHP joint venture was established, the plant intended to be constructed for manufacturing fiber optic cable has yet to be completed and a production date for commencing operations has not been determined. The actual commencement of operations, if it occurs at all, will depend on our ongoing assessment of market conditions. The carrying value of the Company’s investment in SHP was $0.9 million as of December 31, 2010. In the event that the commencement of operations continues to be delayed indefinitely or the joint venture determines to forego planned operations, due to continued depressed conditions in the fiber optic cable market, or other factors are determined to have a direct impact on the assessed value of SHP, the Company will recognize impairment losses in the foreseeable future that could result in the full write-off of its investment in SHP. SHP is currently seeking out potential buyers to take over the business.
     Until 2006, the Company’s China operations included Ningbo Pacific Cable Co. Ltd. (“NPC”), a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China, in which the Company owns a 94.31% interest. The other owner of NPC is China Ningbo City Yin County Yinjiang Town Industrial Corporation. NPC used to manufacture a range of telecommunications cable and local area network (“LAN”) electronic cables for sale and distribution in the Chinese domestic market and export market. Since 1997 the business was performing below the Company’s expectations due primarily to a lack of market penetration in China. In addition, the performance of certain managers at NPC, who were later terminated, did not comply with the Company’s standards for good business practices. In 2006, the Company determined to cease operations at NPC, as it concluded that the prospects for reversing the losses and achieving profitability were too remote. Thereafter, the Company liquidated certain machinery and equipment through sales to third parties. The land, building and some remaining machinery and equipment are still held by NPC. In December 2009, the Company started a series of discussions with a bank in Hong Kong on a possible loan which would provide a cash infusion and a trade finance facility, each aimed at re-building NPC to be a viable operation focusing on producing electronic wiring, a new product never before manufactured by APWC. The new business would draw upon the experience of, and technology from, our parent company, PEWC. While discussions with the bank remain ongoing, the Company is hopeful of completing financing arrangements and resuming operations at NPC during the course of 2011.
     Singapore
     The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable Company (Private) Limited (“Sigma Cable”). The Company believes that Sigma Cable is one of the leading suppliers of power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is also the exclusive distributor in Singapore of medium and high voltage wire and cable products manufactured by PEWC.
     Sigma Cable also has project engineering operations in Singapore to supply, deliver and install (“SDI”) primarily medium and high voltage cable to power transmission projects. While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary. The Company anticipates that there will be increasing demand for medium and high voltage power cable and related turnkey installation projects in Singapore as two new SDI projects totaling $14.1 million contract sum are entered into by Sigma Cable with customers in the first quarter of 2011 and the Company is seeking to increase its business volume in its project engineering business segment.
     The Company also holds a 100% interest in Sigma-Epan International Pte. Ltd. (“Sigma-Epan”), a group of companies with limited operations in Singapore and Malaysia. Sigma-Epan group has its headquarters in Singapore. Prior to ceasing manufacturing operations in

May of 2007, Sigma-Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan continues to trade specialty electronic and other types of cables. After the Company’s restructuring completed in April 2010, Epan Industries, one of the subsidiaries of Sigma-Epan, has been the trading arms for PEWS products in China South market.
     Australia
     The Company went through a group restructuring exercise in March 2010. CCH HK acquired 51% of Australia Pacific Electric Cable Pty Limited (“APEC”) shares from Sigma Cable, thereby increasing the Company’s effective interests in APEC from 98.53% to 99.4% (through Sigma Cable at 34.61%, and APWC at 13.79%). APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia. APEC produces a range of power cables supplemented by imports from overseas sister companies. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major capital cities of Brisbane, Sydney, Melbourne and Perth.
     Malaysia
     Elecain Industry Sdn Bhd (“Elecain”), an operating subsidiary of the Company located in Malaysia, ceased operations in 2007. The board’s intention was to liquidate the company but due to unsettled issues with inter-company loan balances, the company still exists. Elecain was not significant to the business of the Company.
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
Distribution
     Sales of Distributed Products
     The Company has a sales and marketing force for the distribution of its manufactured products in the markets where it has manufacturing facilities and in certain other Asian markets. In addition, the Company is a distributor of wire and cable products manufactured by PEWC. The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts), with the vast majority of such sales made in Singapore. The PEWC products sold by the Company do not compete with the Company’s manufactured products. In addition, certain subsidiaries also sell distributed products from other suppliers in Thailand and Australia during 2010.

Services
     SDI Project Engineering Services
     Based on trends of government and private sector expansion and upgrading of residential and commercial buildings and infrastructure projects in Singapore, the Company anticipates demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, the Company has developed its SDI project engineering capability. The SDI project engineering involves supply, delivery and installation primarily of medium and high voltage cable to power transmission projects in Singapore. After entering into a contract to supply, deliver and install cable for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cable as required by the project. Because of these changes, Sigma Cable in Singapore is able to be awarded two significant contracts in the first quarter of 2011 with contracts valued at $14.1 million.
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
     Production of unarmored cable begins by drawing and annealing of copper rods. The drawn copper wires are then stranded or “bunched” into round or sector-shaped conductors in sizes ranging from 1.5 square millimeters to 1000 square millimeters. The copper conductors are then covered in an extrusion process with a plastic insulator such as PVC, after which 2-5 conductors are twisted into a circular cable core in a cabling process and covered by a plastic outer cover.
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
4.3.3 Raw Materials
     Copper is the principal raw material used by the Company for copper-based products. The Company purchases copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. Most sales of the Company’s manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.
     The Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper purchased by the Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes, for a processing fee equal to approximately 3.5% (based on the Company’s past experience) of the copper cathode purchase price. The Company presently relies on the services of Thai Metal Processing Co., Ltd., the Company’s long term equity investment, to process its copper cathodes into copper rods in Thailand, although the Company has a variety of processing companies from which to obtain these services. Construction of such a processing facility could also be an additional source of revenues and profit, to the extent that sales are made to unaffiliated parties. Copper rods are drawn into copper wire for the production of telecommunications cable, power cable and enameled wire.
     The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC agreed to supply to the Company on a priority basis its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. PEWC continues to be the principal supplier of copper rods to the Company’s operations in other Asian countries. Under the Company’s copper rod supply arrangements, orders will be placed between eight to ten weeks before the desired delivery date, with prices “pegged” to the average spot price of copper on the LME for the one month prior to delivery plus a premium.
     The Company purchases both copper cathodes which are subjected to a 1.0% import tariff, and copper rods which normally are subject to a 5.0% import tariff for its Thailand operations. The key suppliers are Sterlite Industries (India) Ltd — India, PEWC.-Taiwan, Prime Global Corp.-Korea, Lanexang Mineral Ltd.-Laos and the Mitsubishi Corporation Unimetal Ltd.-Japan, Mitsubishi Corporation, Glencore International AG., and Marubeni Corporation. The Company regularly signs one-year contracts with each of the copper suppliers, pursuant to which the company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is usually pegged to the monthly average of spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. The Company has almost two decades of good relationships with many copper suppliers, and believes that the copper suppliers will not have a shortage of supply of copper. The Company does not anticipate any change in relations in the near term.
     The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore. In PEWS, the Company was able to maintain one to two weeks of supply of copper rods and cathodes. In APEC, the copper supply was maintained at one to two weeks in 2010. In Epan, approximately three weeks of copper supply is preserved for manufacturing purpose. The Company has never experienced a material supply interruption or difficulty obtaining sufficient supply of copper rod or cathode.
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
4.3.4 Quality Control
     The Company places a significant emphasis on product quality. The Company has implemented a range of quality control procedures with stringent quality standards under the supervision of dedicated quality control staff. Quality control procedures are implemented from the raw material to the finished product stages at each of the Company’s major production facilities. Raw materials are inspected to ensure they meet the necessary level of quality before production begins. During the manufacturing process, quality control procedures are performed at several stages of production. Upon completion, finished goods are brought to quality control centers set up in the factory for inspection and testing of different electrical and physical properties.
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
     4.3.5 Sales and Marketing
     The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company in Thailand is exported to take advantage of Pacific Thai’s tax status exempting it from paying import duties on raw materials used in the manufacture of export product. With the transfer, this tax exemption is phasing out. On the other hand, for enameled wire which are sold by Epan Industries in Singapore, are manufactured by PEWS in Shenzhen, China. The enameled wire is also exported to the customers in the Southeast Asia. However, these sales of enameled wire do not enjoy any tax exemption. The following table sets forth the Company’s sales revenues for the periods indicated among its three business segments — i.e., Manufactured Products, Distributed Products, and Supply, Delivery, and Installation (“SDI”) and, within the Manufactured Products segment, by geographic locations of manufacturing, together with their respective percentage share of total sales for such periods:

	2008		2009		2010
	$	%	$	%	$	%
Manufactured Products:
Thailand	216,364	43.2%	117,954	32.6%	190,364	40.6%
Singapore	35,318	7.0%	34,583	9.5%	34,248	7.3%
Australia	61,167	12.2%	33,935	9.4%	45,053	9.6%
China	134,999	27.0%	113,649	31.4%	148,958	31.7%

Total	447,848	89.4%	300,121	82.9%	418,623	89.2%

Distributed Products (1)	32,415	6.5%	28,102	7.8%	27,107	5.8%
SDI Project Engineering (2)	20,535	4.1%	34,008	9.4%	23,600	5.0%

Total Net Sales	500,798	100.0%	362,231	100.0%	469,330	100.0%

(1)	Distributed products are largely sold in Singapore and Thailand

(2)	All SDI project Engineering is supplied in Singapore
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

     Payment methods for the Company’s products vary with markets and customers. The majority of sales by the Company of its manufactured products requires payment within 90 days, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with the distribution of medium and high voltage power cable manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% to be paid within one year. In connection with the purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither the Company nor its local subsidiaries offers financing for purchases of the Company’s products. Except for PEWS, CCH and Epan, the Company’s subsidiaries sell their products in the local currency of the country of sale. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.
     Products are marketed under the respective names of each company. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.
     Thailand
     The Company produces and sells telecommunication cable, enameled wire and power cable in Thailand through Charoong Thai, which is one of the leading cable manufacturers in Thailand. Our distribution channels are both direct sell and to agencies representing the government and private sectors. The major customers of the Company are many prominent clients working with the government and contractors (for example, True, TT&T (Triple T)), subcontractors, and distributors for the private sector. Charoong Thai successfully concluded many projects, for instance, Suwannabhumi International Airport, Government Center, PTT Maptaput, and BRT (Bus Rapid Transit).
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
     In Singapore alone, sales of manufactured products in 2010 accounted for 48.8% of the net sales in Singapore; sales of distributed products in 2010 accounted for 17.5%, the remaining 33.7% comprising of SDI project engineering services. While the Company is seeking to increase the volume of business in its SDI business segment, in 2010 sales of SDI project engineering services to SP Powerassets accounted for 100% of the Company’s SDI sales. Such sales are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Powerassets. Sales of copper wire and cable products purchased from PEWC since 2008 are as follows (in thousands):

	Year ended December 31,
	(figures are in thousands of US$)
	2008	2009	2010
Manufactured Product:
Power Cable	6,435	11,519	34,248
Electronic Wire	194	692	—

Total	6,629	12,211	34,248

     The sales of power cable increase by more than 300% was due to government demand, especially in its infrastructure plans to build up more housing and industrial areas, as well as around the inland subway systems since 2010 onwards.
     China
     The Company produces and sells copper-based telecommunication cable, fiber optic cables and enameled wire in China. The Company’s China operations are conducted through six business entities. Copper-based telecommunication cables and fiber optic cables are generally sold to the national, provincial or local offices of the fixed-line and mobile telecommunications network operators or sub-contractors of such agencies. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.
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
     Singapore
     The Company believes that Sigma Cable is one of the leading suppliers of power cable products in Singapore, it experiences significant competition from other local producers. There is no tariff or other barriers against foreign competition in the local Singapore market and potential competitors are free to enter the industry. However, because of high capital costs, the Company believes it is unlikely that there will be new domestic entrants to the wire and cable industry in Singapore in the near future.
     Australia
     Currently, besides APEC, there are two major wire and cable producers in Australia: Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the states of Victoria and New South Wales, respectively. Also, Advance Cable, a cable producer with a factory in Victoria, has recently obtained a bigger market share. In addition, a significant portion of the Australian market is serviced by two importers: (i) General Cables Australia, which imports cables from its parent company General Cables, which manufactures cables in New Zealand and (ii) Electra Cables, which imports cables from factories in China. These companies are APEC’s principal competitors. During fiscal year 2010, APEC was the only power cable producer in Queensland and therefore sought to take advantage of its comparative proximity to customers in contrast to competitors that were required to transport their products into Queensland from other states in Australia. APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and service the customers in those regions. In February 2011, APEC entered into a distribution agreement with one of the regional suppliers with the hope that this collaboration will bring extra business to Australia operations. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards. Free Trade Agreements are in effect with Singapore and Thailand.
     China
     PEWS manufactures enameled wire in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export. After the restructuring, Epan Industries, one of the subsidiaries of Sigma-Epan, becomes the trading arm of PEWS. Based on information provided by customers and suppliers, the Company believes that, based on production capacity, PEWS is one of the largest enameled wire manufacturers amongst the six manufacturers in Shenzhen. It supplies mainly to transformer, motor and coil manufacturers in and around Shenzhen. It faces competition principally from overseas imports and local manufacturers.
     Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in Shanghai. It faces competition principally from overseas imports and manufacturers from other provinces.
     The Company believes that SPFO is one of the largest manufacturers of fiber optic cables in Shandong Province based on sales by dollar value. It supplies mainly to government controlled and licensed telecommunications network operators such as China Telecom, China Mobile and China Unicom. It faces competition principally from a number of the larger domestic fiber optic cable manufacturers.
4.3.7 Regional Considerations
     The principal Asian markets in which we do business display exceptional overall economic growth in recent years compared to the United States and a number of other more developed markets, subject to occasional episodes of economic and currency exchange volatility attributable to various factors including the increased risks of emerging market investment, actual or potential political instability and pandemics such as the SARS health crisis several years ago. In some countries, the International Monetary Fund (the “IMF”) exerts considerable influence over economic policy and provides support to stabilize the domestic economy. In general, the Asian markets in which we do business have been export-driven in recent years and have in the case of China and Singapore, for example, accumulated considerable capital reserves, which contributes to a more stable business environment.
     Thailand
     A substantial portion of the Company’s Thai operations, which accounted for approximately 40.6% of the Company’s net sales in 2010, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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
     The Company produces and sells copper core telecommunications cable, enameled copper wire and enameled aluminum wire through Charoong Thai to the Thailand market, and also exports enameled wire to overseas markets. Sales of telecommunications cable, the Company’s leading product in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the TOT (Telephone Organization of Thailand) Corporation Plc. (“TOT”), or direct to subcontractors of TT& T (Triple T) and True Corporation Plc., the two private telephone line contractors which would be licensed by TOT with regard to particular projects. The Company generally sells enameled wire directly to electric appliances manufacturers or its OEM, in both local and export markets, and in smaller units sold to local dealers.
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
     Singapore
     The Company’s distribution and project engineering business segments are concentrated in the Singapore market. Sales from SDI projects, have been on a downward trend since the close of Casino phase I construction last year, $34 million in 2009 compared with just $23 million in 2010. While the sales of distributed products experienced a lack of projects and price competition from Korean based companies. Revenue in Singapore from distributed products in 2010 was $12.3 million, down by $15 million compared to the results in 2009.
     However, the Singapore government has established targets to increase the population from 4.6 million in 2007 to approximately 6 million by the end of 2020. This planned growth in population is expected to result in an increase in demand for residential property and construction. In addition, two new SDI projects totaling $14.1 million contract sum are entered into by Sigma Cable with customers in the first quarter of 2011 and the Company is seeking to increase its business volume in its project engineering business segment.
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

4.4 Property, Plant and Equipment
     The Company’s manufactured products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, SPFO and PEWS. The following is a summary of the Company’s material facilities and operations as of December 31, 2010.
     Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on a 26.79 acre site that it also owns. Telecommunications cable and enameled wire are manufactured here. The production facility constitutes a portion of certain property and assets which are part of a mortgage to a financial institution.
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
     Shanghai Yayang operates a factory that produces enameled wire, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. The entire factory is pledged to the Agricultural Bank of China for a bank credit line of $6.6 million at an annual interest rate of 5.31%.
     SPFO manufactures fiber optic cable in a purpose-built factory building of approximately 8,100 square meters on a leasehold of 63,332 square meters of state-owned land in Yanggu, Shandong Province, China. The Company’s leasehold interest has a term expiring December 24, 2056.
     PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The facility is mortgaged to Agricultural Bank of China as security for a RMB 50 million bank loan granted in 2003 and extended through May 2011. This facility is now further extended for one year to end May 2012.
     Sigma-Epan leases an office space from Sigma Cable in Singapore where it employs nine individuals in its trading operations.
     NPC manufactured telecommunications cable on 10.9 acres of state-owned land in Ningbo, Yinjiang, Zhejian Province, China, with a factory area of 3.3 acres. A leasehold right of industrial land use for the land was granted for 50 years. Manufacturing operations at NPC were terminated in 2006. NPC continues to hold the leasehold right of the land and maintains ten employees. The Company is in negotiations with a bank to finance a resumption of manufacturing operations at NPC, with the Company planning to introduce a new product category. The resumption of operations is subject to, among other things, a successful completion of the bank negotiations and funding of the new business, neither of which can be assured at the present time.
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
4.5 Insurance
     The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. In addition, the availability of insurance in China is limited, and the Company does not have business liability or disruption insurance for our operations in China. The Company believes that it maintains insurance coverage commensurate with the nature of and risks associated with its business, to the extent that appropriate insurance is available in the markets in which we conduct business. Further, the Company maintains business liability insurance in China, which covers fire and theft on buildings and inventories.
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
Item 5: Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated by reference herein. Because around 89.2% of the Company’s revenues are derived from its manufactured products segment for the year ended December 31, 2010, the following discussion is not presented on a segment basis.
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
     Use of Estimates
     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
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
     Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. FASB ASC 740, requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to the Company for tax reporting purposes, and other relevant factors. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

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
     Depreciation for 2008, 2009 and 2010 amounted to $7,646, $8,941 and $6,857, respectively. No depreciation expense is charged for construction in progress and machinery and equipment under installation.
     Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. No interest is capitalized in 2009 and 2010.
     When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.
     In 2006, the Company terminated the Ningbo joint venture and liquidated its major equipment at the Ningbo Pacific facility. In October 2009, the Company has made a resolution to acquire additional 5.42% shareholding from the PRC, its joint venture partner. A resolution was passed in the Board of Directors meeting in August 2010 to approve the Ningbo construction plans. The Company plans to resume manufacturing operation with new constructed facilities at the Ningbo site. The acquisition of additional shareholding is expected to be completed in early 2012.
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

     In accordance with ASC 350, the Company reviews goodwill for impairment on an annual basis (December 31) or more frequently if events or circumstances indicate that the carrying values may not be recoverable. Based on the Company’s assessment conducted as of December 31, 2008, 2009 and 2010, no impairment was indicated. Total goodwill was $8,801, $8,801 and $8,801 as of December 31, 2008, 2009 and 2010, respectively.
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
     In 2008, 2009 and 2010, the Company recorded an impairment charge of $nil, $nil and $346, respectively, related to investment in certain available-for-sale securities.
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
     In 2009, the Company recorded an impairment charge of $77,000 related to the impairment of factory in Thailand (included in the manufactured products segment) that is not being used for operations. The impairment charge was recorded to reduce the carrying value of the identified assets to fair values. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management’s revised outlook due to the prolonged unfavorable market conditions.

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
     As of December 31, 2008, 2009 and 2010, the Company has entered into forward exchange sale contracts with notional values of $3,500, $nil and $nil, respectively. There were no outstanding foreign forward exchange contracts as of December 31, 2010. The Company records these contracts at fair value with the related gains and losses in statement of operations.
     Copper Future Contracts
     Copper future contracts are designed to manage the Company’s consolidated exposure to changes in inventory value due to fluctuations in market prices for selected operating units. The company’s commodity future contracts positions are marked to market at each balance sheet date and all unrealized gains and losses are recognized in income currently. To date, these contract positions have not had a material effect on the company’s financial position, results of operations or cash flow.
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
     In March 2008, the FASB amended ASC 815, “Derivatives and Hedging”, which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under ASC 815 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. This amendment will be effective for the Company in fiscal year 2010. The Company adopted this statement as of January 1, 2010 and the adoption has had no material impact on the Company’s financial position and result of operations.
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
     In June 2009, the FASB issued the Update No. 2009-01-Topic 105-Generally Accepted Accounting Principles-amendments based on-Statement of Financial Accounting Standards No. 168-The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted and updated the accounting standards reference started in its annual report on Form 20-F for the year ended December 31, 2009 and in subsequent annual reports.
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
     Effective January 1, 2010, the Company adopted the provisions of new accounting guidance related to variable interest entities. The new guidance amended the variable interest consolidation accounting model in ASC 810, Consolidation and included new disclosure requirements for certain types of variable interest entities. The adoption of the new provisions did not have an impact on the Company’s Condensed Consolidated Financial Statements.
     In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Improving Disclosures about Fair Value Measurements” an update to Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures.” The amendment requires disclosure of transfers of assets and liabilities into and out of Level 1 and Level 2 of the fair value hierarchy, including the reasons and the timing of the transfers and disclosure of valuation techniques and inputs for assets and liabilities within Level 2 and Level 3 of the fair value hierarchy. Additionally, the guidance requires expanded disclosure about assets and liabilities within

Level 3. The new guidance became effective for the Company on January 1, 2010, except for the new guidance related to the expanded Level 3 disclosure, which is effective for periods beginning after December 15, 2010. The Company did not have any transfers in or out of Level 1 and Level 2 fair value measurements during the nine-month period ended September 30, 2010; therefore, the adoption of the new guidance did not have any impact on the Company’s Condensed Consolidated Financial Statements.
     In May 2009, the FASB issued ASC 855, “Subsequent Events,” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim and annual periods ending after June 15, 2009. In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events (Topic 855)”, which requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued, and removes the requirement to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. It also clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. ASU No. 2010-09 is effective for the interim and annual periods ending after June 15, 2010. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.
     In July 2010, the FASB issued an ASU 2010-20 (Topic 310) which amended accounting guidance for receivables to require further disaggregated disclosures that improve financial statement users’ understanding of (i) the nature of an entity’s credit risk associated with its financing receivables and (ii) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The provisions of this accounting standard will not have an impact on the Company’s consolidated financial position or statement of operations, as its requirements are disclosure-only in nature.
     In December 2010, the FASB issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350)”, which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU No. 2010-28 is effective for fiscal years, and interim period within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU No. 2010-28 is not expected to have any impact on the Company’s financial position, results of operations and cash flows.
     In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805)”, which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective for business combinations for which the acquisition date is after the annual periods ending after December 15, 2010 and which early adoption is permitted. The Company believes that the adoption of ASU No. 2010-29 may impact future business combinations.
     5.2 Selected Gross Margin Data
     This discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.

     Results are analyzed and reported along the lines of our three principal business segments, consisting of manufactured products, project engineering and distribution. The operating data that senior management collects and analyzes from our operating subsidiaries include, in certain cases, certain limited information regarding results along product lines that are components within our manufactured products segment. For the benefit of our shareholders, included in the summary table below are certain results for product lines within our manufactured products segment with regard to net sales, gross profit and gross profit margin for the periods covered. The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of US$):

	2008	2009	2010
Net Sales:
Manufactured products:
Telecommunications wire and cable	$46,955	$62,004	$67,481
Power cable	179,794	102,972	148,300
Enameled wire	221,099	135,145	202,842

Total manufactured products	447,848	300,121	418,623
SDI project engineering	20,535	34,008	23,600
Distributed Products	32,415	28,102	27,107

Total net sales	500,798	362,231	469,330

Gross profit:
Manufactured products:
Telecommunications wire and cable	5,120	9,341	18,045
Power cable	29,369	8,602	25,233
Enameled wire	2,778	2,093	14,778

Total manufactured products	37,267	20,036	58,056
SDI project engineering	(956)	889	242
Distributed Products	1,584	1,517	1,416
Recovery (allowance) for inventory reserve	(25,145)	23,949	1,974

Total gross profit	12,750	46,391	61,688

Gross profit margin:
Manufactured products:
Telecommunications wire and cable	10.9%	15.1%	26.7%
Power cable	16.2%	8.4%	17.0%
Enameled wire	1.3%	1.5%	7.3%

Total manufactured products	8.3%	6.7%	13.9%
SDI Project engineering	(4.7)%	2.6%	1.0%
Distributed Products	4.9%	5.4%	5.2%

Total gross margin	2.5%	12.8%	13.1%

     Note that gross profit margin by manufactured products excludes recovery or allowance for inventory reserve, but that recovery or allowance for inventory reserve is included in total gross margin.
     5.3 Operating Results
     The Company is 65.6% owned and controlled by PEWC, a Taiwanese company. An additional 9.8% of the Common Shares are owned and controlled by a U.S.-based private equity fund. The remaining 24.6% of the outstanding Common Shares are publicly-traded in the United States and listed on NASDAQ. Based upon a review of Schedule 13D and 13G filings made with the Commission by shareholders, and a review of the share register maintained by the Company’s transfer agents in Bermuda and the U.S., the Company is not aware that it has any shareholders resident in the jurisdictions where the Company has business operations.

While the Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where the Company operates, that impact is not a function of the shareholder base of the Company.
          5.3.1 Year Ended December 31, 2010 Compared with Year Ended December 31, 2009
     General
     Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for majority of the cost of sales in 2010.
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
     Average copper prices per metric ton have increased by 48.9% from $5,150 in 2009 to $7,534 in 2010 (four quarters average). Gross profit margins for manufactured products in 2009 were on average at 12.8% compared to 13.1% in 2010.
     Copper prices indicated in this report are quoted from the London Metals Exchange (LME) index. The 2010 and 2009 copper prices are as follows:

		2010	2009
Average LME copper price ($/Ton)	1Q	7,232	3,428
	2Q	7,027	4,663
	3Q	7,242	5,859
	4Q	8,636	6,648

	Year	7,534	5,150

     The average copper price in April 2011 on the LME was $9,483 per metric ton.
     Net Sales
     Sales of manufactured product increased by $118.5 million, or 39.5%, from $300.1 million in 2009 to $418.6 million in 2010. Sales of power cable increased by $45.3 million in 2010, or 44%, due to a increasing demand in Thailand as a result of expanded government and private construction contracts, coupled with increase in Australia due to much higher sales prices. Sales of enameled wire also increased, actually by far the largest increase in the group, up to 50.1% to $202.8 million. In Thailand, enameled wire sales increased by $28.9 million due to much more demand locally. Elsewhere enameled wire sales in CCH HK also increased to produce over $86.8 million in 2010 compared to $64.3 million in 2009. Shanghai Yayang even increase its sales of enameled wire up to nearly $40 million in 2010 compared to $23.3 million in 2009 due to the heavy demand from eastern part of China customers. Sales of telecommunication cable, on the contrary, showed signs of a sluggish decline in Shandong because of saturation in the marketplace,; however in Thailand, the fiber optic business (i.e. telecommunication cable) picked up to $44.9 million in 2010 from $26.0 million in 2009.

     Revenue from SDI project engineering in Singapore decreased in 2010 by $10.4 million, or 30.6% down as phase I of the government sponsored casino projects came to an end in mid 2010.
     Revenue from Distributed Products was at $27.1 million in 2010, down from $28.1 million in 2009.
     The following table shows the percentage share and dollar value (in thousands) of net sales of the respective geographical locations of manufacturing and provision of distributed products and SDI services with respect to our total sales in 2010:

	Manufactured		All products
	products only		and services
Thailand	45.5%	$190,364	43.4%	$203,758
Singapore	8.2%	$34,248	13.8%	$64,783
Australia	10.8%	$45,053	9.9%	$46,289
China	35.5%	$148,958	32.9%	$154,500

Total	100.0%	$418,623	100.0%	$469,330

     Gross Profit
     Gross profit for 2010 was $61.7 million, representing an increase of $15.3 million, or 33.0% compared to $46.4 million in 2009. The increase was primarily attributable to the raw material cost increases and which we were in large part able to pass on to our customers, while some of the fixed costs would stay pretty much at the same level. The upward adjustment of copper prices was in line with the general increase over the course of 2010 in commodity prices.
     Apart from the write-back of minimal allowance of inventory reserve of $1.9 million, gross profit contributed by sales of manufactured products was $58.1 million in 2010 compared to $20 million in 2009, an increase of 189.8%. The increase in gross profit from sale of manufactured products is due to the higher sales price chargeable to customers across various markets in which the Company operates. The relative contribution to gross profit from manufactured products for 2009 and 2010 is as follows:

	2009	2010
Manufactured Products:
Telecommunication cable	46.6%	31.1%
Power cable	42.9%	43.5%
Enameled wire	10.5%	25.4%

Total	100.0%	100.0%

     The contribution to gross profit from each segment line (and the components within the manufactured products segment) for 2009 and 2010 is as follows:

	2009	2010
Manufactured Products:
Telecommunication cable	20.1%	29.2%
Power cable	18.6%	40.9%
Enameled wire	4.5%	24.0%
Electronic cable	—	—

Total	43.2%	94.1%

SDI Project Engineering Services	1.9%	0.4%
Distributed Products	3.3%	2.3%
Recovery (allowance) for inventory reserve	51.6%	3.2%

Total	100.0%	100.0%

     Overall gross profit margins slightly increased from 12.8% in 2009 to 13.1% in 2010. Gross profit margins for manufactured products greatly increased from 6.7% in 2009 to 13.9% in 2010. Increased margins for telecommunication cable business was partly offset by gross margin decrease for enameled wires. Both CTW and PEWS all suffered setback in terms of losing gross margins when compared with that of last year’s due to pricing issues. Gross margin of power cable increased to 17.0% in 2010 from 8.4% in 2009.
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
     Other than allowance for doubtful accounts, overall SG&A expenses increased by $3.8 million, as a portion of the corporate expenditure went to attending the road shows and investor relationship related activities in 2010. In addition, when business picks up, the headcount inevitably will increase, headcount number has increased by 102, up from 1,602 from beginning of 2010. Total SG&A expenses, when compared with that of 2009, went down by 1.0%. Recovery for doubtful accounts in 2010 was amounted to $1.3 million, mostly relating to a trade receivable in Thailand as the repayment progress has exceeded management’s expectations.
     Accounts receivable, net of allowance for doubtful accounts, increased by $42.7 million from December 31, 2009 of $101.8 million to $144.5 million as of December 31, 2010. The increase in accounts receivable was attributable to more sales have been generated. The overall Day of Sales Outstanding stands at approximately 95.8 days, improved as compared to that of 2009 where the number showed 99.6 days to get the sales collected.
     Exchange Gain/Loss
     The exchange rates at end of December 31, 2009 and 2010 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	December 31,	December 31,
	2009	2010
Foreign currency to US$1:
Thai Baht	33.33	30.16
Singapore $	1.40	1.29
Australian $	1.11	1.00
Chinese RMB	6.83	6.60
     Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the Company resulted in unrealized and realized foreign exchange gains of $3.0 million in 2010. The realized exchange gains, mainly arising from Thailand operation, was due to 1) the appreciation of Thai Baht during 2010 2) the early settlement of trust receipts denominated in Thai Baht, when bought in at a lower exchange rate.
     Impairment of Investment
     The impairment of investment in 2010 represents the impairment loss in TT&T securities in Thailand, owned by Siam Pacific. In the past, the unrealized loss, net of tax, was reported in separate component of shareholders’ equity. In 2010, the Company considered the continuing decrease in fair value was other-than-temporary and recognized such impairment loss in the statement of operations.
     Other Income
     Other income in 2010 decreased by $1.1 million, compared with 2009 at $2.2 million. The decrease in 2010 consisted of less scrap sales, and less dividend from other long-term investment when compared with that of 2009.
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
     The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the People’s Republic of China. The corporate income tax rate in Singapore was 18%, 17% and 17% for 2008, 2009 and 2010, respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2010 and a withholding tax of 10% is levied on dividends received by the Company. CTW is listed on Stock Exchange of Thailand (“SET”), its applicable corporate income rate was 25% for the first 300 million Baht of net profit and 30% for the amount exceeding 300 million Baht. In Australia, the corporate income tax rate was 30% for 2008/2009, 2009/2010 and 2010/2011 tax years. The applicable corporate income tax rate for the subsidiaries in the People’s Republic of China was 25% for each of the three years ended December 31, 2010.
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
     PEWS is located in Shenzhen, which is a region where preferential tax rates apply and it currently qualifies for a reduced rate of taxation of 22% for the year 2010. PEWS is the only subsidiary of the Company in the PRC that qualifies for the preferential tax rates under the CIT Law. Under current China law, dividend distributions of profits earned prior to January 1, 2008 to foreign investor(s) are exempt from withholding under the Chinese tax holiday treaties; distribution of the profits earned after January 1, 2008 is subject to withholding tax of 10%, reduced to 5% under the special tax arrangement between HK and China.
     In 2010 the overall effective tax rate was at 21.3%, of which Charoong Thai accounts for more than half of the income tax expenses. Australia operation was able to use its partial net operating loss carry forward of $262,000 to offset part of its income taxes. The Company files income taxes in each jurisdiction where such a filing is required based on its revenues. The provision for income taxes differs based on the taxes incurred by the operating subsidiaries in their respective jurisdictions. Effective tax rates differ from the statutory rate due to, among other things, whether certain expenses are deductible or not deductible for tax purposes and changes in valuation allowances.
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
     Reserves not yet deductible for tax purposes affect temporary differences. Tax consequences of most events recognized in the financial statements for a year are included in determining income taxes currently payable. However, tax laws often differ from the recognition and measurement requirements of financial accounting standards. These differences are referred to as “temporary differences.” Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. The major temporary differences that gave rise to deferred tax assets and liabilities in 2009 and 2010 were allowance for inventories, allowance for doubtful accounts and the allowance for impairment in investment.
     Additional details regarding tax laws and income taxes of the Company including deferred tax liabilities and assets in 2009 and 2010 are disclosed in Note 10 of Item 18: “Financial Statements.”.
     5.3.2 Year Ended December 31, 2009 Compared with Year Ended December 31, 2008
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
     Net Sales
     Sales of manufactured product decreased by $147.7 million, or 33.0%, from $447.8 million in 2008 to $300.0 million in 2009. Sales in power cable decreased by $76.8 million in 2009, or 42.7%, due to a decrease in sales in Thailand as a result of reduced government and private construction contracts, coupled with decreases in Australia due to a much lower market price. On the contrary, in Singapore pricing increased marginally. Sales in enameled wire decreased by 38.9% to $135.1 million. In Thailand, enameled wire sales decreased by $55 million due to much less demand locally. Elsewhere enameled wire sales in CCH HK encountered a similar problem where its export business fell by $26 million during 2009. Shanghai Yayang, on the other hand, was tied up with shortage of operating funds to keep the steam going, and because of that, it did not reach its full capacity of producing at 600 tons per month. Although the Company had ample unused credit lines elsewhere in other subsidiaries, they were no use to SYE as Chinese Foreign exchange policies and bank regulations at other operating sites would prevent SYE from utilizing or borrowing additional funds within the group. Sales of telecommunication cable, on the contrary, showed signs of a strong recovery after two years of stalled business. SPFO increased sales to $36 million, a material increase from $16.6 million a year ago due to a significant demand for telecommunication infrastructure in certain markets in eastern China. These are all government related projects where SPFO supplies fiber optic cables to the contractors. Other markets such as Thailand still showed a sluggish business where the sales decreased by $4.3 million.
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
     The following table shows the percentage share and dollar value (in thousands) of net sales of the respective geographical locations of manufacturing and provision of distributed products and SDI services with respect to our total sales in 2009:

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

     Aside from recovery of copper price adjustment, gross profit contributed by sales of manufactured products was $20.0 million in 2009 compared to $37.3 million in 2008, a decrease of 46.4%. The decrease in gross profit from sale of manufactured products is due to the lower sales volume for power cable and enameled cable across the various markets in which the Company operates. The relative contribution to gross profit from manufactured products for 2008 and 2009 is as follows:

	2008	2009
Manufactured Products:
Telecommunication cable	13.7%	46.6%
Power cable	78.8%	42.9%
Enameled wire	7.5%	10.5%
Electronic cable	—	—

Total	100.0%	100.0%

     The contribution to gross profit from each segment line (and each component within the manufactured products segment) for 2008 and 2009 is as follows:

	2008	2009
Manufactured Products:
Telecommunication cable	40.2%	20.1%
Power cable	230.3%	18.6%
Enameled wire	21.8%	4.5%
Electronic cable	0.0%	0.0%

Total	292.3%	43.2%

SDI Project Engineering Services	(7.5)%	1.9%
Distributed Products	12.4%	3.3%

Recovery (allowance) for inventory reserve	(197.2)%	51.6%

Total	100.0%	100.0%

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
     Other than allowance for bad debt, overall SG&A expenses decreased by $0.3 million, or 1.1%, which is attributable to management’s efforts in cutting expenses and tightening control on non-production related expenditures. The headcount number went down by 90 people from a year ago. Bad debt allowance recovered (reduced) by $0.9 million including a reversal of $0.3 million by our Australian operations which were over-accrued in the past, and Singvale Pte. Ltd., a company organized under APWC General Holdings, reversed its accrual of $0.6 million as the debt is to be transferred into Sigma Epan International as capital contribution.
     Accounts receivable, net of allowance for doubtful accounts, increased by $5.8 million from $96 million as of December 31, 2008 to $101.8 million as of December 31, 2009. The increase was attributable principally to the fact that during the financial downturn, more and more customers are facing cash and liquidity issues. Days of sales outstanding were 96 days for 2008 and 109 days for 2009.
     Exchange Gain/Loss
     The exchange rates at end of December 31, 2009 and 2008 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	December 31,	December 31,
	2009	2008
Foreign currency to US$1:
Thai Baht	33.33	34.72
Singapore $	1.40	1.44
Australian $	1.11	1.14
Chinese RMB	6.83	6.82
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
     5.4 Liquidity and Capital Resources
     As of December 31, 2010 we had $63.2 million in cash and cash equivalents, primarily in bank accounts and cash on hand, and none of which was in unrestricted or restricted short-term bank deposits. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our primary financing needs will continue to be available to fund the growth in our operations, and the purchase and replacement of property, plant and equipment and future acquisitions.
     We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings. Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations. Corporate needs are funded primarily through distributions from our subsidiaries. Although we have no current intention to pay dividends, we would rely upon distributions of dividends from our subsidiaries in order to do so. As noted in our risk factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us. Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section. Distributions may also be restricted as the result of objections by minority shareholders of our subsidiaries and current cash requirements by the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs with the timing of distributions.
     We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $310.5 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2010, the unused portion of the credit lines was approximately $209.6 million.

Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts. As of December 31, 2010, the Company had open letters of credit totaling $53.7 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the company’s borrowing, nor is there any restriction on the use of such borrowing.
     Net cash used in operating activities in the fiscal year ended December 31, 2010 was $2.6 million, as compared to $18.4 million of net cash generated from operating activities in the fiscal year ended December 31, 2009. Days of sales outstanding (DSO) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding as December 31, 2010 were 102 days, as compared to 109 days as of December 31, 2009. The improvement in DSO as of December 31, 2010 is due to re-enforcing collection efforts based on various company policies across the group. However, because sales increased by nearly 30% in 2010, the increase in accounts receivable has a large negative impact on the cash flow amounting to $31.8 million in the current year. Also contributing to the net cash used in operations in 2010 was a cash outflow of $8.6 million resulted from the increase in our inventories balance as at December 31, 2010. The increase in inventories was due to sales increase as the operation needs more inventory to back up its pipeline, although our inventory turnover days has dropped down from 37 days in 2009 to 32 days in 2010. Reduction in our accounts payable, accrued expenses, and other liabilities as of December 31, 2010 has contributed to the increase in our cash flow by $13.4 million in the current year.
     In 2010, we borrowed more from banks and credit lines by as much as $46.1 million, or an increase of $37.0 million from that of 2009. This is primarily because our business needs more funding in purchasing more raw materials and finished goods from PEWC in light of increasing sales, particularly when the copper price has been hovering around over $9,000 per metric ton.
     Net cash used in investing activities was $6.6 million in 2010, as compared to approximately $7.9 million generated from investing activities in 2009. Investing activities are comprised primarily of the purchases of property, plant and equipment amounting to $3.7 million, as well as changes in our restricted short-term deposits. Part of the cash went to increase the restricted cash by $3.1 million as the bank loan increases in the current year.
     We engage in various transactions with PEWC, including the purchase of certain raw materials and the distribution of PEWC products mainly in Singapore. The Composite Services Agreement contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. Under the Composite Services Agreement, the material terms of which are summarized in the “Material Contracts” section, there are no obligations binding on the Company in favor of PEWC, nor are there any pre-established purchase commitments for copper. As such, the Composite Service Agreement should not impact cash flows or liquidity until such time as actual purchases are made in the ordinary course of business such as for the purchase of raw materials. The Composite Service Agreement may, however, impact operations to the extent that PEWC is not able to fulfill its obligations, such as supplying copper, and copper is not otherwise readily available on comparable terms from other market sources. Cash generated by operations and borrowings, when needed, from our credit facilities have been the primary sources of funding purchases under the Composite Service Agreement, and we believe these sources will continue to provide sufficient funds for future purchases under this agreement.
     To date, the Company has invested an aggregate of $2.5 million in SPFO, in which the Company possesses a 51.0% shareholders’ interest. The Company’s joint venture partner, Shandong Yanggu, owns the remaining 49% shareholders’ interest in SPFO. Investments in SPFO have been directed at capacity expansion, and the joint venture has shown a slight decrease in sales despite the large improvement in sales in 2009. The Company also has carrying value of $0.9 million in the investment in SHP.
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
     5.5 Research and Development
     The Company does not currently engage in its own research and development. For the new product anticipated to be launched when the Ningbo facility resumes operations, we expect to utilize the technologies and know-how from our parent company, PEWC to produce electronic wiring. Under the Composite Services Agreement with PEWC described herein, the Company benefits from research and development conducted by PEWC at little or no cost to the Company. Accordingly, the Company has not made material expenditures on or commitments to research and development since formation.
     5.6 Trend Information
     We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:
•	Uncertainty arising from the volatility in the cost of copper, our principal raw material. In 2010, the copper prices have gone up from $7,300 per metric ton in the beginning of the year to almost $9,147 per metric ton at end of year. This increase caused the Company to reverse the allowance for its inventory provided for in 2009. Although copper prices have generally increased for the entire year of 2010, there is no assurance that we will not see volatility in the near future due to the current uncertain economic climate.

•	Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private commitments to communications, power and industrial projects and programs that utilize our products.

•	Political instability or uncertainty resulting in fewer or suspended government contracts, such as in Thailand. The current political unrest in Thailand presents increased risks for foreign investors and may result in a reduced government focus on infrastructure development (which often utilizes the Company’s manufactured products).
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
     5.8 Contractual Obligations
     The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2010:

	Payments due by period
					More
Contractual obligations		Less than 1	1-3	3-5	than 5
(In thousands of US$)	Total	year	years	years	years
Capital lease obligations (principal amount only)	$728	$305	$423	—	—
Finance charges on capital lease obligations	$65	$27	$38	—	—
Operating lease obligations	$5,343	$860	$1,727	$172	$2,584
Purchase obligations for copper cathodes	$308,733	$308,733	—	—	—

	$314,869	$309,925	$2,188	$172	$2,584

     For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18: “Financial Statements.”
Item 6: Directors, Senior Management and Employees
          6.1 Directors and Senior Management
     There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2010, there were a total of 9 directors on the Board, including two independent directors, Mr. Anson Chan and Dr. Yichin Lee. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. On March 17, 2011, the Board passed a written resolution where it 1) accepted the resignation of one of the directors — Mr. Lee Gai Poo, 2) appointed a new member — Dr. Lambert Ding, to the Board who became the third independent director and also was appointed to serve on the audit committee, 3) amended the audit committee charter to clarify that appointment of the independent auditors requires shareholder approval.
     The following table sets forth certain information concerning the current directors and certain other officers of the Company. All directors are subject to annual election by the shareholders of the Company. Each of the directors was reelected at the Company’s annual general meeting of the shareholders held on September 3, 2010, other than Dr. Lambert Ding, who was appointed by the then current Board members to fill a vacancy on March 17, 2011. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Appleby Services (Bermuda) Ltd.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director and Non-Executive Chairman of the Board
Fang Hsiung Cheng	May 31, 1942	Director
Alex Erskine	September 7, 1963	Resident Secretary in Bermuda
Daphne Hsu	August 12, 1962	Financial Controller
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Ching Rong Shue	March 4, 1950	Director
David Sun	December 22, 1953	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
Carson Tien	May 16, 1945	Chief Operating Officer
Frank Tseng	March 17, 1957	Chief Financial Officer; Non-Resident Secretary

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
     Dr. Lambert Ding was appointed March 17, 2011. Dr. Ding is the president and CEO of Union Environmental Engineering Services, and before that, he was an associate professor at Yuan Ze University. Dr. Ding holds a Doctor of Philosophy degree from the University of Southern California, awarded in 1989. He is also a Registered Environment Assessor and holds several patents.
     Mr. Michael C. Lee has been a member of the Company’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Michael C. Lee is not related to Dr. Yichin Lee.
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
     On March 15, 2011, Mr. Gai Po Lee resigned from the Board of Directors and on August 23, 2010, Mr. Jack Sun resigned from the Board of Directors.
     The Company’s Common Shares are traded on NASDAQ. Notwithstanding that, the Board of Directors is not composed of a majority of independent directors. The Company is relying upon the “controlled company exemption” that is available to issuers under the rules of NASDAQ. In effect, the “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. PEWC owns and controls, directly or indirectly, 65.6% of the issued and outstanding Common Shares of the Company.
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
     On September 28, 2007, the Company filled two casual vacancies on the Board by appointing Mr. Anson Chan and Dr. Yichin Lee to be independent directors of the Company and to constitute the Audit Committee of the Board. Mr. Chan and Dr. Lee were reelected to the Board at the annual general meeting of the shareholders held on September 3, 2010. The Audit Committee is currently composed of Mr. Chan, Dr. Lee, and Dr. Ding who has been appointed as aforementioned on March 17, 2011, with Mr. Chan serving as the committee’s chairman.
     The Audit Committee, as currently constituted, complies with the requirements of Regulation 10A-3 of the Exchange Act and the corporate governance requirements of NASDAQ.

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
     The Board is planning to appoint two independent directors, Mr. Anson Chan and Dr. Yichin Lee, to serve on the Compensation Committee.
          6.4 Compensation
     The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2010 was approximately $1.81 million. As of March 31, 2011, our directors and executive officers beneficially owned approximately 50,000 Common Shares representing approximately 0.4% of the issued and outstanding Common Shares. The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws of Bermuda or Taiwan.
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
          6.5 Employees
     The Company employed a total of 1,704 employees as of December 31, 2010, of which about 18% were administrative and management personnel. Approximately 52% of employees were located in Thailand, 34% in China, 9% in Singapore and 4% in Australia. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operation.
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
     The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore. Contributions to the plans are made on an annual basis and totaled $0.8 million in 2010. Additionally, the Company has several defined benefit plans in accordance with Thailand labor law. In Thai subsidiaries the companies must pay a retiring employee from one to ten times such employee’s salary rate during his or her final month, depending on the length of service. During 2010, the Company’s total expenses under this labor law were $0.5 million. These plans are not funded and the amount is recognized and included in Other Current Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $2.8 million as at December 31, 2010.
     Approximately 28% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. The Company believes that approximately 100% and 99% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 15% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of the other operating subsidiaries of the Company are members of a union.
     The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees. In Singapore, employee turnover is approximately 27% of total employees annually. In Thailand, employee turnover is approximately 8.7% of total employees annually.
Item 7: Major Shareholders and Related Party Transactions
          7.1 Major Shareholders
     From September 15, 2005 until June 28, 2007, Sino-JP Fund Ltd, a company incorporated under the laws of the Cayman Islands, held 2,766,154 Common Shares, representing 20% of the issued and outstanding Common Shares of the Company. On June 28, 2007, Sino-JP sold all of its Common Shares to SOF Investments, L.P., a Delaware limited partnership (“SOF”). From September 15, 2005 until March 27, 2009, PEWC held 7,664,615 Common Shares, representing 55.4% of the issued and outstanding Common Shares of the Company. On March 27, 2009, SOF sold 1,410,739, or 51%, of its Common Shares to PEWC. Since that sale, PEWC and SOF have held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively. The remaining 24.6% of the issues and outstanding Common Shares are publicly traded in the U.S. on the NASDAQ, Capital Markets Tier.
     The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2011 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

	Number of
Identity of Person or Group	Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd. (1)	9,075,354	65.617%
SOF Investments, L.P. (2)	1,355,415	9.800%
Directors and Officers of the Company	50,000	0.362%

(1)	PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly-owned subsidiary, Moon View Ventures Limited, a British Virgin Islands company, which beneficially owns 7,307,948 Common Shares, and as a result of PEWC’s control of its indirect wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 356,667 Common Shares.

(2)	MSD Capital, L.P. is the general partner of SOF and may be deemed to have or share voting and dispositive power over, and/or beneficially own, the common shares held by SOF. MSD Capital Management LLC is the general partner of MSD Capital, L.P. and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares beneficially owned by MSD Capital, L.P. Michael S. Dell is the controlling member of, and may be deemed to beneficially own the common shares beneficially owned by, MSD Capital Management. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares beneficially owned by MSD Capital Management LLC. Each of Mr. Dell, Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.
     The Company has 6,166,154 Common Shares that are registered securities, of which 3,400,000 Common Shares are publicly-traded on the NASDAQ Capital Markets Tier, which represents 24.6% of the issued and outstanding Common Shares. The remaining registered securities, 2,766,154 Common Shares, are held by PEWC and SOF, and are subject to trading restrictions under Rule 144 promulgated under the Securities Act. Other than the approximately 50,000 Common Shares held by directors or officers who are not resident in the United States and the 1,410,739 registered securities held indirectly by PEWC, the Company believes that substantially all of its registered securities are held by U.S. residents. The Company has no means to definitively confirm that belief, however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders. Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (NOBOs), the Company believes there are over 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.
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
     As of December 31, 2010 and the latest practicable date, the Company, including its subsidiaries, had a principal balance outstanding of $1.7 million borrowed from subsidiaries of PEWC, including Moon View Venture Limited (“Moon View”). This short-term indebtedness is payable on a demand basis and does not accrue interest.
     The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least no less favorable than terms available in arms-length transactions with unaffiliated parties.
     The Company was a party to a shareholders agreement dated June 28, 2007, together with PEWC and SOF (the “Shareholders Agreement”), pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company agreed to indemnify SOF, and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”) as such terms are interpreted and defined under IRS rules or regulations. In addition, under the Shareholders Agreement, the Company granted to SOF certain registration rights with respect to its Common Shares, including the undertaking by the Company to prepare and file a shelf registration statement, and the further right of SOF to exercise two demand registration rights with regard to the Common Shares owned by it and to further exercise certain piggyback registration rights in connection with its Common Shares. Moreover, the Company agreed to use its reasonable best efforts to cause the Common Shares to be listed on a national “Securities Market,” which means any of the NADAQ Stock

Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC (now known as NYSE Amex Equities) or the New York Stock Exchange LLC, not later than January 31, 2009, subject to notice and a sixty (60) day cure period. All of the costs and expenses of the Company in connection with the fulfillment of its obligations under the Shareholders Agreement were to be paid by the Company, other than underwriting fees, discounts and commissions attributable to the sale of Common Shares held by SOF.
     On February 2, 2009, SOF delivered notice of its exercise of the put right under the Shareholders Agreement to PEWC due to fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009. On March 27, 2009, SOF sold 51% of the Common Shares held by it to PEWC. In connection with the sale, the Company, PEWC and SOF amended and restated the Shareholders Agreement (the “Amended and Restated Shareholders Agreement”), which among other things, granted to the Company an extension for listing its Common Shares on a national exchange until February 2011 and maintained for SOF the right to sell its remaining Common Shares to PEWC in the event the Company did not list its Common Shares on a national Securities Market by February 2011. The Amended and Restated Shareholders Agreement contains the same registration and indemnification obligations set forth in the Shareholders Agreement.
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
     Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Shenzhen and Thailand. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was $239,000 as of December 31, 2010.
     Additional details regarding related party balances as of December 31, 2010 and related party transactions, including copper purchases from PEWC, are disclosed in Note 15 of our audited consolidated financial statements in Item 18: Financial Statements.
     There have been no other related party transactions or contracts entered into between PEWC and APWC in 2010.
Item 8: Financial Information
          8.1 Legal Proceedings
     There are currently no material proceedings in which any director, senior manager, or affiliate is adverse to the Company or has an adverse material interest. There are no legal proceedings to which the Company is a party which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.
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
          8.3 Significant Changes
     There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2010 that have not been described herein.
Item 9: The Offer and Listing
          9.1 Historical Trading Information
     The high and low market prices for Common Shares on the over-the-counter bulletin board (the “OTC BB”) (until August 2005), on the Pink Sheets (from August 2005 until April 2008), and again on the OTC BB (since April 2008), and on the NASDAQ since April 29, 2011, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:
2006	3.20	0.80
2007	7.19	2.50
2008	6.45	0.80
2009	3.39	0.50
2010	7.85	2.20

Two most recent full financial years:
2009
First Quarter	1.50	0.50
Second quarter	1.98	0.90
Third Quarter	2.90	1.45
Fourth Quarter	3.39	2.15
2010
First Quarter	3.00	2.20
Second quarter	3.40	2.46
Third quarter	5.25	2.94
Fourth quarter	7.85	4.70
2011
First quarter	7.05	4.50

Most recent six months:
November 2010	7.85	5.40
December 2010	6.80	5.35
January 2011	7.05	6.00
February 2011	6.50	4.65
March 2011	5.75	4.50
April 2011	6.20	4.20

          9.2 Markets
     The Company’s Common Shares have been listed on NASDAQ, Capital Markets Tier, since April 2011. Prior to that, the Company was listed on the OTC BB since April 2008 under the symbol “AWRCF,” immediately prior to which the Common Shares were traded on the Pink Sheets. See the risk factor entitled “Potential Illiquidity of Common Shares.” The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.
          10.1 Share Capital
     On September 8, 2008, our shareholders approved an increase to our authorized share capital from 20,000,000 Common Shares, par value $0.01 per share, to 50,000,000 Common Shares, par value $0.01 per share. As of December 31, 2010 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding. No capital of the Company is under option or agreed conditionally or unconditionally to be put under option. The stock option plan established by the Company in 1996 prior to its initial public offering was terminated by the Board of Directors in 2006. No options were ever exercised and no Common Shares were ever issued under that terminated stock option plan.
          10.2 Memorandum of Association and Bye-laws
               10.2.1 General
     For a detailed description of the Company’s principal activities, see Section 4.1: “History and Development of the Business.” Pursuant to the Company’s Bye-laws the Board of Directors consists of a single class of directors, each director has one vote on all matters put to the Board, and a quorum consists of a majority of the members of the Board of Directors then in office. The Company’s Bye-Laws were amended on September 8, 2008 to increase the authorized share capital. The Company’s Bye-laws, as so amended, were filed on February 18, 2009 as Exhibit 3.2 to Amendment No. 6 to the Company’s registration statement on Form F-1 filed on September 30, 2010.
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
     Our authorized share capital as of December 31, 2010 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2010 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding.
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
     Our Common Shares are traded on the NASDAQ Stock Market, Inc. in the United States as of April 2011, which qualifies as an “appointed stock exchange” for purposes of the Companies Act and the Bermuda Exchange Control Act and regulations made thereunder, in particular a notice to the public dated 1 June 2005. Accordingly, our Common Shares benefit from a general permission for free transferability for all transfers between persons who are not resident in Bermuda for exchange control purposes, for as long as such Common Shares remain listed on an appointed stock exchange.
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
     Under our Bye-laws, unless the Board otherwise determines, the register of shareholders of the Company is required to be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge to members of the general public. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We have established a branch register with our transfer agent, Computershare Limited, which is based in Jersey City, New Jersey.
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
     The Bye-laws provide that each director shall have one vote on all matters presented to the Board for a vote. At the annual general meeting held on September 3, 2010, all nine directors then in office were re-elected.
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
     Under Bermuda law, in the event of an amalgamation of a Bermuda company, a shareholder who did not vote in favor of the transaction and who is not satisfied that fair value has been offered for the shares, may apply to the Supreme Court of Bermuda within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

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
     When one or more shareholders believes the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interest of some of the shareholders, the Supreme Court of Bermuda, upon petition, may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company, and in the case of a purchase of the shares by the company, for the reduction accordingly of the company’s capital or otherwise.
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
     The transfer of Common Shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Common Shares to such persons may be effected without specific consent under the Exchange Control Act and regulations thereunder, provided the Common Shares are listed on an appointed stock exchange.
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
          10.3 Material Contracts
     Composite Services Agreement (“CSA”)
     The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. In 2010 there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,
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
     Amended and Restated Shareholders Agreement
     In connection with the 2007 acquisition by SOF of twenty percent (20%) of the Company’s issued and outstanding Common Shares, the Company, PEWC and SOF entered into a shareholders agreement dated as of June 28, 2007 (the “Shareholders Agreement”), pursuant to which the Company granted to SOF certain rights and protections. Under the Shareholders Agreement, the Company agreed to indemnify SOF, and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”) as such terms are interpreted and defined under IRS rules or regulations. In addition, under the Shareholders Agreement, the Company granted to SOF certain registration rights with respect to the Common Shares owned by it, including the undertaking by the Company to prepare and file a shelf registration statement, and the further right of SOF to exercise two demand registration rights with regard to its Common Shares and to further exercise certain piggyback registration rights in connection with its Common Shares. The Shareholders Agreement was amended and restated on March 27, 2009 (the “Amended and Restated Shareholders Agreement”) in connection with the sale by SOF to PEWC of 51% of the Common Shares held by SOF. However, the foregoing rights of SOF have been preserved in the Amended and Restated Shareholders Agreement notwithstanding its sale of 51% of its original interest in APWC. See Item 7: “Major Shareholders and Related Party Transactions.”
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

     In particular, this summary deals only with Common Shares held as capital assets and does not address the United States tax treatment of U.S. Holders and Non-U.S. Holders that are subject to special treatment under the Code, such as dealers in stocks, securities, or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, qualified retirement plans, individual retirement accounts, and other tax deferred accounts, expatriates of the United States, persons subject to the alternative minimum tax, persons holding shares as part of a hedging or conversion transaction or a straddle, or other integrated transaction, persons who acquired Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation for services, or persons whose functional currency is not the United States dollar or who own (directly, indirectly or by attribution) 10% or more of the stock of the Company. This discussion is limited to investors who hold their shares as capital assets. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Company has not rendered any legal opinion regarding any tax consequences to the Company or an investment in the Company. Consequently, prospective purchasers who are U.S. Holders or Non-U.S. Holders are advised to satisfy themselves as to the overall United States federal, state, local and foreign tax consequences of their acquisition, ownership and disposition of Common Shares by consulting their own tax advisors.
     As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state (or the District of Columbia), (iii) an estate, the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust, or, to the extent provided in the Regulations, certain trusts in existence on August 20, 1996, and treated as U.S. Persons prior to such date, that elect to be treated as U.S. Persons.
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
     U.S. Federal Income Taxation of the Company
     The Company expects that it will be treated as a foreign corporation for U.S. federal income tax purposes, and it will make no election to the contrary. As a foreign corporation, subject to the rules discussed below, the income, gains, losses, deductions and expenses of the Company will not be passed through to the investors, and all distributions by the Company to the investors will be treated as dividends, return of capital, and/or capital gains.
     The Company currently does not conduct activities in the United States and expects that it will continue to conduct activities in a manner so as not to constitute the conduct of a trade or business in the United States or, invest in securities the income from which is treated, for U.S. federal income tax purposes, as arising from a U.S. trade or business. As a result, the income of the Company generally should not be subject to U.S. federal income tax on a net income basis. However, gains realized from certain investments in United States real property interests by foreign persons, such as the Company, may be subject to U.S. federal income tax on a net basis, withholding tax and a branch profits tax. Debt instruments with an equity component linked to a United States real property interest and stock in certain United States corporations holding significant real property interests may be considered United States real property interests taxable as described above.
     Taxation of U.S. Holders
     The discussion in “Taxation of Dividends” and “Taxation of Capital Gains” below assumes that the Company will not be treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if the Company is treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.
     Taxation of Dividends
     The Company has never declared or paid any cash dividends and do not presently anticipate paying dividends. A U.S. Holder receiving a distribution with respect to Common Shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries.
     Under U.S. federal income tax laws, for taxable years beginning before January 1, 2013, a dividend paid to an individual U.S. shareholder from either a domestic corporation or a “qualified foreign corporation” is subject to tax at the reduced rates applicable to certain capital gains. A qualified foreign corporation includes certain foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation is so treated with respect to any dividend it pays if the stock with respect to which it pays such dividend is readily tradable on an established securities market in the United States.
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
     The notice further provided, however, that the Treasury and the IRS were continuing to consider, for subsequent years, the treatment of dividends with respect to stock listed only in a manner that did not meet this definition, such as on the Over-the-Counter Bulletin Board (the “OTC BB”) or on the electronic Pink Sheets. In particular, the notice indicated that the Treasury and the IRS were considering whether or to what extent treatment of stock that was listed only in such manner as “readily tradable on an established securities market in the United States” should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under SEC or exchange rules, or issuer disclosure or determinations regarding PFIC status. The IRS has not yet provided further guidance on whether or in what circumstances, a company like the

Company, which is traded on the OTC BB, will be treated as a qualified foreign corporation. As the Common Shares of the Company commenced trading on Nasdaq on April 29, 2011, any dividends paid by the Company after the date should qualify for the reduced rates referred to above.
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
     Backup Withholding
     In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of Common Shares to non-corporate U.S. Holders, and “backup withholding” at the rate of 28% (which rate is scheduled to increase to 31% after 2012) will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the IRS notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its United States federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. In general, payment of the proceeds from a sale of Common Shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner establishes an exemption. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS. Payment of the proceeds from the sale of Common Shares effected outside the United States by a foreign office of certain

United States connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.
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
     The above rules will not apply if a “mark-to-market” election is available and a U.S. Holder validly makes such an election by filing a properly completed IRS Form 8621. If such election were made, a U.S. Holder generally would be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the Common Shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). A U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any such income or loss amount. In addition, any gain from a sale, exchange or other disposition of the Common Shares would be treated as ordinary income, and any loss would be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the Common Shares are considered “marketable stock” for these purposes. Generally, shares of a PFIC will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of shares is regularly traded during any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A “qualified exchange” is defined to include a national securities exchange registered with the SEC or certain foreign exchanges. As the Common Shares of the Company commenced trading on the NASDAQ beginning on April 29, 2011, the mark-to-market election under the rules discussed above would be available after that date if the Company were otherwise classified as a PFIC.
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
     Controlled Foreign Corporation
     A non-U.S. corporation generally will be a CFC for U.S. tax purposes if United States shareholders collectively own more than 50 percent of the total combined voting power or total value of the corporation’s stock on any day during any taxable year. For this purpose, United States shareholders are limited to those U.S. persons who own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of all classes of stock of the non-U.S. corporation. If a corporation is a CFC for an uninterrupted period of 30-days in any tax year, every United States shareholder that owns stock on the last day of the CFC’s tax year, must include in gross income such shareholder’s pro rata share of the CFC’s “subpart F income” and income from investments in certain types of U.S. property (i.e., tangible personal property located in the United States, stock of a United States corporation, an obligation of a United States person, or a right to use patents, copyrights, and other similar property in the United States) even if the income has not been distributed to the shareholders in the form of dividends or otherwise. Subpart F income consists of certain specified categories of income including, among others, dividends, interest, rents, royalties, net gains from the sale of property giving rise to such income and income from certain types of transactions involving “related persons” as defined for U.S. federal income tax purposes.
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

     Taxation of Capital Gains
     Gain realized by Non-U.S. Holders upon the sale or exchange or complete redemption of Common Shares held as a capital asset generally should not be subject to United States federal income tax provided that the gain is not effectively connected with a trade or business conducted in the United States (and, if an applicable tax treaty so requires, attributable to a permanent establishment maintained in the United States). However, in the case of nonresident alien individuals, such gain will be subject to the 30% (or lower tax treaty rate) U.S. flat tax if (i) such person is present in the United States for 183 days or more during the taxable year (on a calendar year basis unless the nonresident alien individual has previously established a different taxable year) and certain other conditions are met; and (ii) such gain is derived from U.S. sources.
     Generally, the source of gain upon the sale or exchange or complete redemption of Common Shares is determined by the place of residence of the shareholder. For purposes of determining the source of gain, the Code defines residency in a manner that may result in an individual who is otherwise a nonresident alien with respect to the United States being treated as a United States resident for purposes of determining the source of income only. Each potential individual investor who anticipates being present in the United States for 183 days or more (in any taxable year) should consult a separate, outside tax advisor with respect to the possible application of this rule.
     Special rules may apply in the case of shareholders (i) that have an office or fixed place of business in the United States to which a distribution or gain in respect of the Common Shares is attributable; or (ii) that are former citizens or residents of the United States, CFCs, foreign personal holding companies or corporations that accumulate earnings to avoid United States federal income tax. Such persons in particular are urged to consult their United States tax advisors before investing in the Company.
     Backup Withholding
     In the case of Common Shares held by a Non-U.S. Holder, or held in the United States by a custodian or nominee for a Non-U.S. Holder, U.S. back-up withholding taxes may apply to distributions in respect of such Common Shares unless such Non-U.S. Holder properly certifies as to its non-U.S. status using IRS Form W-8.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to a Non-U.S. Holder may be credited against his U.S. federal income tax liability and a Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
     U.S. State and Local Taxes
     The Company believes that it will not be subject to United States state and local taxes on its income or capital. However, if the Company begins conducting activities in the United States constituting a U.S. trade or business, the Company may be subject to taxation, and may be required to file tax returns, in one or more state or local jurisdictions. See discussion under “U.S. Federal Income Taxation of the Company,” above.
     Future Tax Legislation
     Future amendments to the Code, other legislation, new or amended U. S. Treasury Regulations, administrative rulings or guidance by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, and retroactively or prospectively.
     U.S. Treasury Circular 230 Notice
     Any United States federal tax advice included in this communication (a) was not intended to be used, and cannot be used, for the purpose of avoiding United States federal tax penalties, and (b) was not written to support the promotion or marketing of the transaction(s) or matter(s) addressed in the written advice. The taxpayer should seek advice based upon the taxpayer’s particular circumstances from an independent tax adviser.

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
     As an exempted company, the Company must pay to the Bermuda government an annual government fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized share capital plus any share premium.
     There is no stamp duty or other transfer tax payable upon the transfer of shares in the Company by shareholders.
     The United States does not have a comprehensive income tax treaty with Bermuda.
        10.5 Documents on Display
     We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to a foreign private issuer. We are currently required to file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31. Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on Form 20-F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities. We have previously been delinquent in filing our annual reports. As a result, the Company was delisted from the OTC BB and traded on the Pink Sheets. On April 9, 2008, trading in the Common Shares of the Company was restored to the OTC BB under the trading symbol “AWRCF.” On April 29, 2011, the Common Shares of the Company commenced trading on the NASDAQ Capital Market tier under the trading symbol “APWC.”
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
Item 11: Quantitative and Qualitative Disclosures About Market Risks
     The Company has exposure to several quantitative market risks, including fluctuations in interest rates, foreign currency exchange rates and the pricing of commodities, principally copper, the Company’s main raw material. Risk management measures undertaken by the Company include entering into derivative agreements covering foreign exchange rates and copper pricing, as well as copper forward pricing agreements. The Company does not purchase or sell derivative instruments for trading purposes. The Company does not engage in trading activities involving copper contracts for which a lack of marketplace quotations would necessitate the use of fair value estimation techniques.
     11.1 Interest Rate Risk
     The Company is not currently a party to any derivative instruments to manage interest rate exposure. As in our line of business, derivative instruments would more commonly be employed to hedge the price of commodities, copper in our case.
     11.2 Foreign Currency Risk
     The Company has exposure to fluctuations in currency exchange rates. The Company’s revenues are generated primarily in the local currency in its principal operating jurisdictions; namely Thailand, China, Singapore and Australia. However, nearly all of the costs associated with the purchase of the Company’s raw materials, including copper, and its capital expenditures, including ongoing equipment upgrade and maintenance programs, are in U.S. dollars. In order to limit the risks that would otherwise result from changes in currency exchange rates, the Company enters into derivative financial instruments on a selective basis from time to time which are foreign exchange forward contracts that are cash flow hedges intended to hedge the currency fluctuations that impact the dollar value of sales revenues generated in the local markets of our operating subsidiaries. The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based upon quoted market prices. The Company did not enter into any foreign currency forward contract in 2010.
     As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2010 and 2009, the cumulative other comprehensive gain (loss) account included in the total equity section of the consolidated balance sheet included a cumulative gain (loss) of $1.8 million and ($10.2 million), respectively. This sensitivity analysis is inherently limited in that it assumes that multiple foreign currencies will always move in the same direction and to the same degree relative to the U.S. dollar.
     In 2008 we entered into derivative financial instruments on a selective basis throughout the year to mitigate foreign currency fluctuation risks arising from operating activities. The application of these instruments was primarily for currency hedging purposes and not for trading purposes. The Company uses Thai Baht forward foreign exchange contracts to reduce its exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange. Realized and unrealized gains and losses on foreign exchange contracts are included in income as foreign exchange gains or losses. There were no derivative instruments entered in 2009 and 2010.
        11.3 Market Risks Relating to Copper
     Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2010. We purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur.
     In an effort to mitigate the market risks associated with volatility in copper pricing, from time to time the Company enters into copper forward pricing contracts in order to minimize fluctuations of its cost of copper. These instruments permit the Company to hedge its cost of copper for periods from 10 months to 12 months. These forward contracts were entered into with the purpose of securing the source of the copper. The Company entered into certain copper forward contracts with copper suppliers in 2010. All of the forward contracts are still open as of the reporting date and with a due date in the later part of 2011.
        11.4 Fair Value of Designated Market-Sensitive Derivative Contracts
     The Company does not record unrealized gains and losses on the designated cash flow hedge instruments in Other Comprehensive Income (loss), rather the income or loss flows through the statement of operations. Moreover, since the company did not enter into any hedging instrument in 2010, the question is not presently at issue.
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
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
          (Not applicable)
Item 15: Controls and Procedures
     Disclosure Controls and Procedures
     An evaluation was carried out under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and the CFO concluded that our disclosure controls and procedures were effective as of December 31, 2010.
     Internal Control Over Financial Reporting
     The Company’s management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We do not expect that our internal control will prevent all errors and all fraud, or eliminate the possibility of fraudulent conduct. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
     The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date. In making its assessment, management determined that no material weaknesses existed as of the Assessment Date in the Company’s internal control over financial reporting.
     In 2009, management identified a material weakness in the financial statement closing process which resulted in audit adjustments at year ended December 31, 2009. Deficiencies were noted in our controls over non-routine aspects of our financial statement closing process, including the accounting for foreign currency transactions and translation whereby foreign currency translation amounts were improperly recorded in other comprehensive income instead of the statement of operations, the calculation and recording of individual income tax liability, allowance for deferred tax assets, fixed assets residual value, and recurring consolidation entries. These deficiencies were attributable to our decentralized reporting structure, our complex consolidation process and inadequate reviews over account balances at December 31, 2009.

In making our assessment, we evaluated that the aggregate effect of these deficiencies represents a material weakness.
     To remediate the material weakness identified in 2009, we have undertaken the following measures in 2010 to improve our internal controls in the financial statement closing process:
1)	In September 2010, the Company undertook a group wide training to finance staff across all subsidiaries on US GAAP reporting and package preparation.

2)	Accounting supervisors and managers at each subsidiaries have now reviewed all the accounting entries, then pass on to the CFO or the designate.

3)	Regular meetings among finance staff have been held to discuss accounting problems.

4)	SAP ERP systems are rolling out with Sigma cable targeted to implement at end of 2011, Ningbo is planned to be the one after Sigma Cable.
     Changes in internal control over financial reporting
     Except as indicated in management’s report on internal control over financial reporting, there were no other changes in our internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     During 2010 and until April 29, 2011, the Common Shares of the Company were traded on the over-the-counter bulletin board (“OTCBB”). As of April 29, 2011, the Common Shares of the Company trade on NASDAQ Capital market tier. While the Company’s Common Shares were traded on the OTCBB, the Company was not required to have an audit committee that met the requirements of, nor was it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act. On September 28, 2007, our Board appointed Mr. Anson Chan and Dr. Yichin Lee as independent directors to fill the two casual vacancies on the Board, and on March 17, 2011, a third independent Director — Dr. Lambert L. Ding was appointed, to constitute the members of the Audit Committee, with Mr. Chan serving as the Audit Committee’s chairman- and financial expert. The Audit Committee of the Company’s Board of Directors now meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.
Item 16B. Code of Ethics
     On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.
Item 16C. Principal Accountant Fees and Services
     Audit Fees
     The aggregate fees billed for fiscal years 2010 and 2009 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services normally provided by the accountant in connection with statutory and regulatory filings or engagements totaled $0.9 million and $0.8 million, respectively.

     Audit-Related Fees
     No fees were billed for fiscal year 2010 or 2009 for assurance and audit-related services by the principal accountant other than as included in the figures provided in the preceding paragraph.
     Tax Fees
     The aggregate fees billed for fiscal years 2010 and 2009 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $121,000 and $19,000, respectively.
     All Other Fees
     There was IFRS conversion training provided by Ernst and Young taking place at Charoong Thai in the amount of $45,000, and paid for by Charoong Thai. Otherwise, there were no other fees billed for fiscal year 2010 or 2009 for products and services provided by the principal accountant, or other than those services described in the preceding paragraphs of this Item 16C.
     Audit Committee Approval
     The engagement of the accountant to render audit, audit-related and non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of the Company. Each of the services described in this Item 16C was approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for the Audit Committees
     The Audit Committee of the Company’s Board of Directors consists of three directors, each of whom is independent, as such term is defined in Regulation 10A-3 promulgated under the Exchange Act, and one of whom is a financial expert.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     During 2010, there were no purchases of equity securities made by or on behalf of the Company or any “affiliated purchaser” for the purposes of this Item 16E.
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
     During the 2008 fiscal year, there were no disagreements with Mazars on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mazars, would have caused it to make reference to the subject matter of the disagreements in connection with its report.
     During the 2008 fiscal year, no reportable events occurred in the course of the performance by Mazars of audit services for the Company. At the annual general meeting of the shareholders held on September 3, 2010, the Company’s shareholders re-authorized the engagement of Ernst & Young (“EY”) as the Company’s principal independent accountant to audit the Company’s financial statements for fiscal year 2010.

Item 16G. Corporate Governance
     The Common Shares of the Company are traded on the NASDAQ Capital Markets tier. However, in listing on NASDAQ, as the Company has a more than fifty percent (50%) shareholder, the Company was entitled to rely upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors. At present, a majority of the board of directors of the Company is affiliated with PEWC. The Company also relies on the NASDAQ’s allowance for Foreign Private Issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). The independent directors of the Company meet periodically in executive session in their capacity as members of the Audit Committee of the Board of Directors of the Company without other Directors present, but on occasion meet with the independent auditors of the Company present in such executive session. These are the only material differences between the Company’s corporate governance practices and the corporate governance practices set forth for domestic companies under the NASDAQ rules on the subject matter.

Part III
Item 17: Financial Statements
     The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.
Item 18: Financial Statements
     See pages F-1 — F-49.
Item 19: Exhibits

19.1	Index to Audited Financial Statements

Reports of independent registered accounting firms

Consolidated balance sheets as of December 31, 2009 and 2010

Consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010

Consolidated statements of shareholders’ equity for the years ended December 31, 2008, 2009 and 2010

Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010

Notes to consolidated financial statements

19.2	Index to Exhibits

1.1	Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).

1.2	Second Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 3.2 of the Company’s Amendment No. 4 to Form F-1 filed with the Securities and Exchange Commission on February 18, 2009).

2.1	Amended and Restated Shareholders’ Agreement dated March 27, 2009 (incorporated by reference to Exhibit 3.4 of the Company’s Post-Effective Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on April 2, 2009).

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).

4.3	Agreement for the Sale and Purchase of (i) Shares in Crown Century Holdings Limited and (ii) Shareholder’s Loan (incorporated by reference to Exhibit 5.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on July 1, 2002).

4.4	Settlement Agreement between Asia Pacific Wire & Cable Corporation, Ltd. and Sino-JP Fund Co., Ltd. (incorporated by reference to Exhibit 4.5 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

4.5	Summaries of Joint Venture Agreements (incorporated by reference to Exhibit 10.7 of the Company’s Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on November 26, 2008).

8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

16(G)	Amended and Restated Audit Committee Charter (filed herewith).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: May 12, 2011	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Audited Financial Statements
Asia Pacific Wire & Cable Corporation Limited
As of December 31, 2009 and 2010
Years ended December 31, 2008, 2009 and 2010

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Asia Pacific Wire & Cable Corporation Limited:
We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the “Company” or “APWC”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Ernst & Young
Hong Kong SAR
May 11, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have audited the accompanying consolidated statements of operations, shareholders’ equity, and cash flows of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the “Company”) for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Asia Pacific Wire & Cable Corporation Limited and subsidiaries for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Mazars LLP
Certified Public Accountants
Singapore
29 June, 2009

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of December 31
	2009	2010
ASSETS

Current assets:
Cash and cash equivalents	$41,534	$63,217
Restricted short-term bank deposits (note 5)	13,145	17,422
Accounts receivable, net of allowance for doubtful accounts of $8,694 and $6,886 at December 31, 2009 and 2010, respectively (note 9)	101,849	144,454
Amounts due from related parties (note 15)	5,664	8,246
Inventories, net of allowance for inventories of $3,995 and $2,315 at December 31, 2009 and 2010, respectively (note 9)
Distributed products	5,295	639
Finished products	30,294	32,781
Consigment inventory	1,655	3,051
Products in process	17,318	19,108
Raw materials and supplies	14,485	30,401

	69,047	85,980

Available-for-sale investments (note 6)	106	—
Deferred tax assets (note 10)	2,595	3,320
Prepaid expenses	3,928	5,514
Other current assets	1,180	1,308

Total current assets	239,048	329,461

Property, plant and equipment:
Land	5,470	6,291
Land use rights	2,936	2,999
Buildings	45,130	50,199
Machinery and equipment	112,188	126,906
Motor vehicles	3,724	4,431
Office equipment	6,451	6,915
Construction in progress	352	212

	176,251	197,953

Accumulated depreciation and amortization	(132,611)	(154,052)

	43,640	43,901

Available-for-sale investments (note 6)	580	744
Investment in equity investees (note 18)	3,263	3,242
Goodwill	8,801	8,801
Other assets	107	97
Deferred tax assets (note 10)	613	677

	13,364	13,561

Total assets	$296,052	$386,923

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	December 31,
	2009	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans and overdrafts (note 7)	$37,185	$67,351
Accounts payable	33,706	41,989
Accrued expenses	9,244	13,197
Amounts due to related parties (note 15)	17,487	17,140
Short-term loans from the immediate holding company (note 15)	1,732	1,732
Income tax liabilities (note 10)	7,059	10,627
Other current liabilities	5,496	6,772

Total current liabilities	111,909	158,808

Other liabilities	546	822
Deferred tax liabilities (note 10)	1,005	1,581

Total liabilities	113,460	161,211

Commitments and contingencies (notes 12 and 14)

APWC shareholders’ equity (note 8):
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares at December 31, 2009 and 2010
Issued and outstanding shares — 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	25,908	40,229
Accumulated other comprehensive (loss) income (note 11)	(10,195)	1,286

Total APWC shareholders’ equity	127,392	153,194

Non-controlling interests	55,200	72,518

Total shareholders’ equity	182,592	225,712

Total liabilities and shareholders’ equity	$296,052	$386,923

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2008	2009	2010
Net sales
Manufactured products (sales to related parties amounted to $5,855 in 2008, $4,144 in 2009 and $3,860 in 2010 (note 15))	$447,848	$300,121	$418,623
Distributed products	32,415	28,102	27,107
Sales, delivery and installation of wires and cables	20,535	34,008	23,600

	500,798	362,231	469,330
Costs of sales (purchases from related parties amounted to $57,401 in 2008, $59,785 in 2009 and $49,985 in 2010)
Manufactured products	(410,581)	(280,085)	(360,567)
Distributed products	(30,831)	(26,585)	(25,691)
Sales, delivery and installation of wires and cables	(21,491)	(33,119)	(23,358)
Recovery (allowance) for inventory reserve	(25,145)	23,949	1,974

	(488,048)	(315,840)	(407,642)

Gross profit	12,750	46,391	61,688

Selling, general and administrative expenses	(29,032)	(28,715)	(32,511)
Recovery (allowance) for doubtful accounts	(12)	860	1,317
Impairment of long-lived assets	—	(77)	—

Income (loss) from operations	(16,294)	18,459	30,494

Exchange gain (loss), net	(1,712)	528	3,041
Interest income	990	458	602
Interest expense	(5,769)	(2,597)	(2,561)
Share of net (loss) gain of equity investees	(142)	(40)	(21)
Impairment of investments	—	—	(346)
Gain on liquidation of subsidiaries	—	568	—
Other income, net	2,859	2,196	1,069

Income (loss) before income taxes	(20,068)	19,572	32,278

Income taxes (note 10)	(2,132)	(5,344)	(6,891)

Net income (loss)	(22,200)	14,228	25,387

Less: Net loss (income) attributable to non-controlling interests	8,551	(4,139)	(11,247)

Net income (loss) attributable to APWC	$(13,649)	$10,089	$14,140

Basic and diluted income (loss) per share	$(0.99)	$0.73	$1.02

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of US Dollars, except share data)

				Accumulated
				other
	Common	Additional	Retained	comprehensive
	Stock	paid-in capital	earnings	income (loss)	Total
Balance at January 1, 2008	$138	$111,541	$29,468	$(4,364)	$136,783
Comprehensive loss
Net loss	—	—	(13,649)	—	(13,649)
Other comprehensive income (loss) , net of tax
Currency translation adjustment	—	—	—	(8,994)	(8,994)
Pension liability adjustments (note 16)	—	—	—	7	7
Unrealized loss on available-for-sale securities — net of income tax of $27	—	—	—	(18)	(18)

Other comprehensive loss, net of tax				(9,005)

Comprehensive loss					(22,654)

Balance at December 31, 2008	138	111,541	15,819	(13,369)	114,129
Comprehensive income
Net income	—	—	10,089	—	10,089
Other comprehensive income (loss), net of tax
Currency translation adjustment	—	—	—	3,177	3,177
Pension liability adjustments (note 16)	—	—	—	(4)	(4)
Unrealized loss on sale of available-for- sale securities — net of income tax of $-18	—	—	—	1	1

Other comprehensive income, net of tax				3,174

Comprehensive income					13,263

Balance at December 31, 2009	138	111,541	25,908	(10,195)	127,392
Comprehensive income
Net income	—	—	14,140	—	14,140
Other comprehensive income (loss), net of tax
Currency translation adjustment	—	—	—	12,027	12,027
Pension liability adjustments (note 16)	—	—	—	(472)	(472)
Increase in shareholding in a subsidiary	—	—	181	—	181
Transfer to loss on impairment of investment — unrealized loss on sale of available-for-sales securities, net of income tax of $84	—	—	—	(74)	(74)

Other comprehensive income, net of tax				11,481

Comprehensive income					25,802

Balance at December 31, 2010	$138	$111,541	$40,229	$1,286	$153,194

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars, except share data)

	Year ended December 31,
	2008	2009	2010
Operating activities:
Net income (loss)	$(13,649)	$10,089	$14,140
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss (gain) on disposal of property, plant and equipment	(4)	6	(93)
Depreciation	7,646	8,941	6,857
Deferred income taxes	(145)	1,196	(213)
(Recovery) allowance for doubtful accounts	12	(860)	(1,317)
(Recovery) allowance for inventory reserve	25,145	(23,949)	(1,974)
Share of net loss of equity investees	142	40	21
Impairment of long-lived assets	—	77	—
Impairment of investments	—	—	346
Gain on liquidation of subsidiaries	—	(568)	—
Pension liability adjustments	7	(4)	14
Non-controlling interests	(8,551)	4,139	11,247
Foreign currency translation adjustment	2,889	623	(284)
Changes in operating assets and liabilities net of acquisitions of business:
Accounts receivable	36,193	(552)	(31,779)
Inventories	7,724	30,069	(8,595)
Other current assets	406	2,470	(1,510)
Amounts due to related parties	(4,274)	(7,303)	(4,026)
Other long term assets	—	740	1,165
Accounts payable, accrued expenses and other liabilities	6,506	(6,747)	13,365

Net cash provided by (used in) operating activities	60,047	18,407	(2,636)

Investing activities:
Decrease (increase) in restricted short-term bank deposits	1,941	2,428	(3,066)
Increase (decrease) in unrestricted short-term bank deposits	(5,906)	7,756	—
Purchases of property, plant and equipment	(3,383)	(3,260)	(3,653)
Proceeds from disposal of property, plant and equipment	416	153	147
Decrease in investment in equity investee	—	800	—

Proceeds from disposal of other assets	2,368	—	—
Purchases of other assets	(592)	—	—

Net cash provided by (used in) investing activities	(5,156)	7,877	(6,572)
Financing activities:
Repayments of long-term debt	(240)	—	—
Repayments of bank loans	(54,643)	(30,733)	(19,608)
Proceeds from bank loans	10,431	9,023	46,021

Net cash (used in) provided by financing activities	(44,452)	(21,710)	26,413
Effect of exchange rate changes on cash and cash equivalents	(2,056)	(550)	4,478

Net increase in cash and cash equivalents	8,383	4,024	21,683
Cash and cash equivalents at beginning of year	29,127	37,510	41,534

Cash and cash equivalents at end of year	$37,510	$41,534	$63,217

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,037	$2,918	$2,056
Cash paid for income taxes	5,177	1,900	3,547
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
The Company’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Company’s operating subsidiaries engage also in the distribution of certain wire and cable products manufactured by PEWC and third parties. In certain markets, the Company also provides project engineering services to customers through its SDI (Supply Distribution and Installation) business segment.
On June 28, 2007, SOF Investment, L.P. (“SOF”), a Delaware limited partnership controlled by MSD Capital, L.P. acquired 20% of the issued and outstanding shares of the Company from a private equity investor and entered into a shareholders’ agreement with the Company and PEWC. On March 30, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. The remaining 24.6% of the issued and outstanding common stock are publicly traded on NASDAQ, as of April 29, 2011, and were publicly traded on the Over-the-Counter Bulletin Board (“OTC BB”) prior to that date. The sale results in PEWC holding 65.6% of the equity of the Company and SOF holding 9.8%.

Share Capital
On September 8, 2008, the Company’s shareholders approved an increase to the authorized share capital from 20,000,000 Common Shares, par value $0.01 per share, to 50,000,000 Common Shares, par value $0.01 per share.
     The subsidiaries of the Company are set out below:

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2009	2010
The British Virgin Islands

Asia Pacific Wire & Cable General Holdings Ltd	100%	100%

PRC (APWC) Holding Ltd.	100%	100%

Samray Inc.	100%	100%

Siam (APWC) Holdings Ltd.	100%	100%

Moon View Ltd.	100%	100%

Trigent Investment Holdings Limited	100%	100%

Crown Century Holdings Ltd.	100%	100%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2009	2010
Singapore

Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.3%	98.3%

Sino-Sin Trading Pte. Ltd. (“Sino-Sin”) **	0%	0%

Sigma-Epan International Pte Ltd. (“Sigma-Epan”)	100%	100%

Epan Industries Pte Ltd.	100%	100%

Epan Data-Comm System Pte Ltd	100%	100%

Singvale Pte Ltd (“Singvale”)	100%	100%

Malaysia

Elecain Industry Sdn. Bhd.	92.6%	92.6%

Sigma-Epan Malaysia Sdn. Bhd.	100%	100%

The People’s Republic of China

Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	94.31%	94.31%

Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”)	54.41%	54.41%

Shandong Pacific Fiber Optics Co.Ltd (“SPFO”)	51%	51%

Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (“PEWS”)	100%	100%

Hong Kong

Crown Century Holdings Limited (“CCH (HK)”)	100%	100%

Australia

Australia Pacific Electric Cable Pty Limited (“APEC”)	98.53%	99.40%

Thailand

Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)*	50.93%	50.93%

Siam Pacific Electric Wire & Cable Company Limited (“Siam-Pacific”)	50.93%	50.93%

Pacific-Thai Electric Wire & Cable Company Limited (“Pacific-Thai”)	50.93%	50.93%

Hard Lek Limited (“Hard Lek”)	73.98%	73.98%

APWC (Thailand) Co., Ltd	99.48%	99.48%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2009	2010
Thailand

PEWC (Thailand) Co., Ltd	99.48%	99.48%

CTW Beta Co. Ltd.	50.89%	50.89%

Siam Fiber Optics Co. Ltd	30.56%	30.56%

Myanmar

Myanmar Sigma Cable Co., Ltd. (Not active)	78.59%	78.59%
ii) The equity investees of the Company are set out below:

	Percentage of
	Equity interest
	As of December 31,
Place of incorporation and operations	2009	2010
The People’s Republic of China

Shandong Huayu Pacific Fibre Optics Communications Co., Ltd. (“Shandong Huayu”)	48.73%	48.73%

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	25.00%	25.00%

Thailand

Siam Pacific Holding Company Limited (“SPHC”)	49.00%	49.00%

Loxley Pacific Co., Ltd. (“Lox Pac”)	21.39%	21.39%

*	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

**	Sino-Sin commenced its liquidation process on November 20, 2008 and the liquidation was completed in July 2009.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)
Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2008, 2009 and 2010 included the following:
In 2002, three wholly owned subsidiaries of Sigma-Epan were placed into liquidation. In April 2009, the liquidator received the clearance letters from government authorities of Singapore relating to the dissolution of three subsidiaries of Sigma-Epan. On May 22, 2009, Sigma-Epan conducted a final meeting to dissolve the subsidiaries. As at the previous balance sheet date, the Company’s balance sheet includes liabilities of US$568 resulting from these subsidiaries which is recognized as gain on liquidation of subsidiaries in 2009. On 31 March 2010, CCH acquired 51% of APEC shares from Sigma Cable, thereby increasing the Company’s interest in APEC from 98.53% to 99.40%. On 14 April 2010, CCH acquired 100% of Sigma Epan from Samray, the Company’s interest in Sigma-Epan has not changed and Sigma-Epan remains as a wholly owned subsidiary of the Company.
The Company was listed on the New York Stock Exchange in March 1997. On December 24, 2001, the staff of the New York Stock Exchange (“NYSE”) announced that it had determined that the trading of the common stock of APWC should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company had fallen below NYSE’s continued listing standards regarding: average global market capitalization over a consecutive 30 trading-day period of not less than $15 million; and average closing price of a security of not less than one (1) dollar over a consecutive 30 trading-day period. Following the delisting of the Company’s common stock on the NYSE, the Company’s common stock was traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (“OTC BB”), operated by the National Association of Securities Dealers, Inc. (“NASD”). After the Company failed to timely file its annual report on Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and thereafter time its shares of common stock were quoted on the “pink sheets” market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities. On April 9, 2008, the Company listed and began trading its common shares on the OTC BB after completing all reporting requirements and filing all outstanding financial reports with the SEC. The Company is subject to the reporting requirements under the Securities Exchange Act of 1934. On April 29, 2011, the Company’s common stock commenced trading on NASDAQ (Capital Markets).
Put Right and Option
Under the terms of the Amended Shareholders’ Agreement, SOF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from SOF upon the occurrence of a Put Event, all Registrable Securities then owned by SOF (the “Put Shares”), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed (x) from June 28, 2007 through May 31, 2010 at a rate per annum that shall be equal to the Libor Rate plus fifty (50) basis points (compounded annually), and (y) from June 1, 2010 until the Put Closing (defined below) at a rate per annum that shall be equal to the Libor Rate plus one hundred and fifty (150) basis points (compounded annually) (the “Put Right”). If the Put Event terminates prior to the closing of such Put Right, the exercise of the Put Right is deemed rescinded and the transaction relating to the Put Right is deemed cancelled, but this will not terminate the existence of a future Put Right upon the triggering of a future Put Event.
A “Put Event” means any date (i) after March 11, 2009 whereby an Event has occurred and continues to occur, or (ii) after February 1, 2011 whereby the shares are not listed on a US Securities Market, which means any of the NASDAQ Stock Market, Inc. (Global Market or Global Select Market), the NYSE, in conjunction with a dual listing on, or a transfer from, a US Securities Market, Alternext U.S. (f/k/a the American Stock Exchange LLC), the New York Stock Exchange LLC or one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore. The “Put Price” means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) Shares purchased under preemptive right provisions of the Amended Shareholders’ Agreement, and aggregate amount equal to the purchase price thereof.

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
Subsequent to the balance sheet date, the Company received an approval letter from Nasdaq on April 13, 2011 for the listing of its common stock on Nasdaq, with “APWC” as the trading symbol and, as noted, on April 29, 2011, the Company’s common stock commenced trading on NASDAQ (Capital Markets), which tier does not fit within the definition of a national “Securities Market”, as provided in the Shareholders’ Agreement. The Company intends to apply to list the common shares on the Global Markets tier after the Company is satisfied that it qualifies in all respect for that tier. The Company is not aware of that SOF has taken any action with respect to the common shares held by it up to date.
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
To conform with the current year’s presentation, the office equipment of $3,829 and the inventory consigned to others of $1,655 previously presented in the 2009 financial statement have been reclassified to the machinery and equipment and finished goods, respectively. The reclassifications had no effect on financial condition, gross profit, income (loss) from operations or net income (loss).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. The Company’s investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies’ operating and financial policies. When the Company’s carrying value in an equity investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates, judgements, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. FASB ASC 740, requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of its deferred tax assets, including its recent cumulative earnings experience and expectations of future taxable income by taxing jurisdiction, the carry-forward periods available to the

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
Depreciation for 2008, 2009 and 2010 amounted to $7,646, $8,941 and $6,857, respectively. No depreciation expense is charged for construction in progress and machinery and equipment under installation.

Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. No interest is capitalized in 2009 and 2010.

When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

In 2006, the Company terminated the Ningbo Pacific joint venture and liquidated its major equipment at the Ningbo Pacific facility. In October 2009, the Company has made a resolution to acquire additional 5.42% shareholding of Ningbo Pacific from the Republic of China (“PRC”) joint venture partner. The Company plans to resume manufacturing operation with new constructed facilities at the Ningbo Pacific site. The acquisition of additional shareholding is expected to be completed in early 2012.

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

In accordance with ASC 350, the Company reviews goodwill for impairment on an annual basis (December 31) or more frequently if events or circumstances indicate that the carrying values may not be recoverable. Based on the Company’s assessment conducted as of December 31, 2008, 2009 and 2010, no impairment was indicated. Total goodwill was $8,801, $8,801 and $8,801 as of December 31, 2008, 2009 and 2010, respectively.

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

In 2008, 2009 and 2010, the Company recorded an impairment charge of $nil, $nil and $346, respectively, related to investment in certain available-for-sale securities.

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

In 2009, the Company recorded an impairment charge of $77 related to the impairment of a factory in Thailand (included in the manufactured products segment) that is not being used for operation. The impairment charge was recorded to reduce the carrying value of the identified assets to fair values. Fair values were derived using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where cash flow analyses were used to estimate fair values, key assumptions employed, included estimates of future growth, estimates of gross margins and estimates of the impact of inflation. The charges were primarily the result of management’s revised outlook due to the prolonged unfavorable market conditions.

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

As of December 31, 2008, 2009 and 2010, the Company has entered into forward exchange sale contracts with notional values of $3,500, $nil and $nil, respectively. There were no outstanding foreign forward exchange contracts as of December 31, 2010. The Company records these contracts at fair value with the related gains and losses in the statement of operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Copper Future Contracts

Copper future contracts are designed to manage the Company’s consolidated exposure to change in inventory value due to fluctuations in market prices for selected operating units. The commodity future contract is settled at net by paying/receiving the loss/gain related to the contract in cash when contract expires. The Company’s commodity future contracts positions are marked to market at each balance sheet date and all unrealized gains and losses are recognized in the statement of operations. To date, these contract positions have not had a material effect on the company’s financial position, results of operations or cash flow.

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

In December 2007, FASB issued ASC 805, “Business Combinations”, which expands on the required disclosures, better defines the acquirer and the acquisition date in a business combination, and establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any non-controlling interests in the acquired business. FASB ASC 805 also requires an acquirer to record an adjustment to income tax expense for changes in valuation allowances or uncertain tax positions related to acquired businesses. FASB ASC 805 is effective for all business combinations with an acquisition date in the first annual period following December 15, 2008; early adoption is not permitted. The Company adopted this statement as of January 1, 2009 and the adoption has had no impact to the consolidated financial statements.

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

Effective January 1, 2010, the Company adopted the provisions of new accounting guidance related to variable interest entities. The new guidance amended the variable interest consolidation accounting model in ASC 810, Consolidation and included new disclosure requirements for certain types of variable interest entities. The adoption of the new provisions did not have an impact on the Company’s Condensed Consolidated Financial Statements.

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Improving Disclosures about Fair Value Measurements” an update to Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures.” The amendment requires disclosure of transfers of assets and liabilities into and out of Level 1 and Level 2 of the fair value hierarchy, including the reasons and the timing of the transfers and disclosure of valuation techniques and inputs for assets and liabilities within Level 2 and Level 3 of the fair value hierarchy. Additionally, the guidance requires expanded disclosure about assets and liabilities within Level 3. The new guidance became effective for the Company on January 1, 2010, except for the new guidance related to the expanded Level 3 disclosure, which is effective for periods beginning after December 15, 2010. The Company did not have any transfers in or out of Level 1 and Level 2 fair value measurements during the nine-month period ended September 30, 2010; therefore, the adoption of the new guidance did not have any impact on the Company’s Condensed Consolidated Financial Statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements (cont’d)

In May 2009, the FASB issued ASC 855, “Subsequent Events,” which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. This guidance was effective for interim and annual periods ending after June 15, 2009. In February 2010, the FASB issued ASU No. 2010-09, “Subsequent Events (Topic 855)”, which requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued, and removes the requirement to disclose a date in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. It also clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. ASU No. 2010-09 is effective for the interim and annual periods ending after June 15, 2010. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued an ASU 2010-20 (Topic 310) which amended accounting guidance for receivables to require further disaggregated disclosures that improve financial statement users’ understanding of (i) the nature of an entity’s credit risk associated with its financing receivables and (ii) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The provisions of this accounting standard will not have an impact on the Company’s consolidated financial position or statement of operations, as its requirements are disclosure-only in nature.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350)”, which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU No. 2010-28 is effective for fiscal years, and interim period within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU No. 2010-28 is not expected to have any impact on the Company’s financial position, results of operations and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805)”, which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective for business combinations for which the acquisition date is after the annual periods ending after December 15, 2010 and which early adoption is permitted. The Company believes that the adoption of ASU No. 2010-29 may impact future business combinations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
5.	SHORT-TERM BANK DEPOSITS

	As of December 31
	2009	2010
Restricted short-term bank deposits	$13,145	$17,422

	$13,145	$17,422

Restricted short-term bank deposits represent the amounts of cash pledged by four subsidiaries to secure credit facilities granted by financial institutions.

These bank deposits bear interest rates ranging from 0.325% to 4.6% and 0.06% to 1.98% per annum for the year 2009 and 2010, respectively.

6.	INVESTMENTS

As at December 31, 2009 and 2010, the Company held available-for-sale securities issued by a minority shareholder of two of the Operating Subsidiaries.

The following is a summary of these available-for-sale securities:

	Available-for-sales securities
		Gross	Gross	Allowance for	Estimated
		Unrealized	Unrealized	impairment of	Fair
	Cost	Gains	Losses	investments	Value
December 31, 2009 Quoted equity securities	$413	$—	$(307)	$—	$106

December 31, 2010 Quoted equity securities	$458	$—	$—	$(366)	$92

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

During the year 2010, two of the Operating Subsidiaries, recorded allowance for impairment of investment in TT&T as the decrease in fair value of these investment is significant and prolonged. The Operating Subsidiaries used the fair value of TT&T shares as at 30 December 2010 as the basis for recording these transactions. The Company does not anticipate trading in the security in near future; the security is accounted as long-term investment as at December 31, 2010.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
6.	INVESTMENTS (continued)

A summary of the carrying values and balance sheet classification of all investments in equity securities and available-for-sale securities disclosed above was as follows:

	As of December 31
	2009	2010
Available-for-sale securities	$106	$—

Short-term investments	106	—

Available-for-sale securities	$—	$92

Equity securities in privately-held companies and other investments	580	652

Long-term investments	580	744

Total investments	$686	$744

There were no realized gains on disposal of available-for-sale securities in 2008, 2009 and 2010, respectively. The net adjustment to unrealized losses on available-for-sale securities was included as a separate component of shareholders’ equity, net of income tax (expense) benefit of $(46), and $15 in 2008, and 2009, respectively. The investment in available-for-sales securities includes an allowance for impairment in 2010, net of income tax (expenses) benefit of $(253).

The long-term investments in non-marketable securities are recorded at fair value. The long-term investment consists of the investment in a privately owned Thai company, which is engaged in the fabrication of copper rods. There is no impairment recognized in 2009 and 2010 because there is no event or change in circumstances that may have had a significant adverse effect on the fair value of the investment. See Note 13 — Financial Instruments.

7.	BANK LOANS AND OVERDRAFTS

Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $310,458 (2009: $279,863) on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2010, the unused portion of the credit lines was approximately $209,634 (2009: $211,244), which included unused letters of credit amounting to $128,211 (2009: $141,235). Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2010, the Company had open letters of credit totaling $53,724 (2009: $30,870). Liabilities relating to the letters of credit are included in current liabilities.

The credit lines of the Company were collateralized by:
(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $17,177 at December 31, 2010 (2009: $24,913);

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
7.	BANK LOANS AND OVERDRAFTS (continued)
(ii)	Pledge of short-term deposits and accounts receivables of $16,104 at December 31, 2010 (2009: $13,145);

(iii)	A personal guarantee from a director of a subsidiary of the Company; and

(vi)	Corporate guarantees issued by the Company and a subsidiary of the Company.
The weighted average interest rates on bank loans and overdrafts as of December 31, 2008, 2009 and 2010 were 5.3%, 4.4% and 3.6% per annum, respectively.

8.	DISTRIBUTION OF EARNINGS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from the Operating Subsidiaries and the equity investee companies.

As described in Note 2 — Basis of Presentation, the earnings reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and equity investee companies. In accordance with the relevant laws and regulations applicable to the Company’s subsidiaries and equity investee companies, the earnings available for distribution are based on their respective statutory financial statements. The amount of the Company’s retained earnings available for distribution was approximately $24,814 and $37,162 as at December 31, 2009 and 2010, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
9.	VALUATION AND QUALIFYING ACCOUNTS

				Currency
	Balance at	Net charge (credit)		translation	Balance at end of
Description	beginning of year	to income	Deduction	adjustment	year
Year ended December 31, 2008:
Allowance for doubtful accounts	$11,485	$12	$(1,031)	$(822)	$9,644
Allowance for inventories
- Net realizable value	3,247	25,144	(142)	(1,967)	26,282
- Obsolescence	1,775	1	(1,164)	(179)	433
Allowance for deferred tax assets	1,485	5,227	—	(29)	6,683

	$17,992	$30,384	$(2,337)	$(2,997)	$43,042

Year ended December 31, 2009:
Allowance for doubtful accounts	$9,644	$(860)	$(326)	$236	$8,694
Allowance for inventories
- Net realizable value	26,282	(24,268)	42	1,158	3,214
- Obsolescence	433	319	(6)	35	781
Allowance for deferred tax assets	6,683	(4,781)	—	587	2,489

	$43,042	$(29,590)	$(290)	$2,016	$15,178

Year ended December 31, 2010:
Allowance for doubtful accounts	$8,694	$(1,317)	$(1,063)	$572	$6,886
Allowance for inventories
- Net realizable value	3,214	(2,219)	—	201	1,196
- Obsolescence	781	245	—	93	1,119
Allowance for deferred tax assets	2,489	2,460	—	(132)	4,817

	$15,178	$(831)	$(1,063)	$734	$14,018

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
During 2009, the copper prices on the LME have gradually risen from $3,220 in January 2009 to $6,981 in December 2009. A decrease of $24,268 in the net realizable value allowance for inventories was recognized as a credit to cost of sales, for finished goods written down to net realizable value in previous year, which were sold at above net realizable value in 2009.
During 2010, the Company rigorous controls over raw-material inventory and long-term copper future contacts lowered its exposure to the fluctuations in market prices for copper which resulted in a significant reduction in the allowance in inventories.

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
The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the People’s Republic of China. The corporate income tax rate in Singapore was 18%, 17% and 17% for 2008, 2009 and 2010, respectively, and there is no withholding tax on dividends applicable to the Company. For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2010 and a withholding tax of 10% is levied on dividends received by the Company. CTW is listed on Stock Exchange of Thailand (“SET”), its applicable corporate income rate was 25% for the first 300 million Baht of net profit and 30% for the amount exceeding 300 million Baht. In Australia, the corporate income tax rate was 30% for 2008/2009, 2009/2010 and 2010/2011 tax years. The applicable corporate income tax rate for the subsidiaries in the People’s Republic of China was 25% for each of the three years ended December 31, 2010.
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
PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 18%, 20%, and 22% for the years 2008, 2009, and 2010, respectively. PEWS is the only subsidiary of the Company in the PRC that qualifies for the preferential tax rates under the CIT Law. Under the CIT law, dividend distributions of profits earned prior to January 1, 2008 to foreign investor(s) are exempt from withholding tax; distribution of the profits earned after January 1, 2008 is subject to withholding tax of 10%, reduced to 5% under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income provided that the Hong Kong holding company. CCH is qualified as the “beneficial owner” of the dividend income under Cuoshuiban [2009] No.601.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10.	INCOME TAXES (continued)
Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2008	2009	2010
Thailand	$(14,453)	$10,921	$24,750
Singapore	(712)	3,149	1,671
Australia	2,731	3,020	2,176
The People’s Republic of China	(5,293)	4,840	7,367
Others	(2,199)	(2,318)	(3,665)

	(19,926)	19,612	32,299

Equity investees
The People’s Republic of China	(142)	(40)	(21)

	(142)	(40)	(21)

	$(20,068)	$19,572	$32,278

Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2008	2009	2010
Allocated to net income (loss)

Current:
Thailand	$1,514	$813	$9,794
Singapore	132	—	—
The People’s Republic of China	(679)	1,511	2,235
Australia	1,310	680	956

Total current	2,277	3,004	12,985

Deferred:
Thailand	(865)	1,723	170
Singapore	—	100	59
The People’s Republic of China	1,135	389	197
Australia	(415)	128	(262)

Total deferred	(145)	2,340	164

The benefits of operating loss carryforwards	—	—	(72)
Change in valuation allowance	—	—	(6,186)
	$2,132	$5,344	$6,891

Allocated to other comprehensive loss	$(27)	$18	$84

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10.	INCOME TAXES (continued)
At December 31, 2008, 2009 and 2010, the Operating Subsidiaries had net operating loss carry forwards of approximately $16,643, $34,750 and $12,154, respectively. The remaining net operating losses can be carried forward, subject to any condition to be met under the relevant tax laws of the respective jurisdictions. The utilization of these net operating loss carry forwards is subject to agreement by the income tax authorities in the respective jurisdictions.
The parent company’s tax is filed in Bermuda, which does not have a statutory tax rate. The provision for income taxes differs based on the taxes incurred by the Operating Subsidiaries, in their respective jurisdiction The Company determines its statutory tax rate based on its major commercial domicile that is its subsidiary in Thailand. The reconciliation of the statutory tax rate and the Company’s effective tax rate is as follows:

	Year ended December 31,
	2008	2009	2010
Income tax (benefit) at statutory tax rate in:

Tax provision at statutory rate (30%)	$(6,021)	$5,872	$9,684

Foreign income taxed at different rate	912	(474)	764
Expenses not deductible for tax purpose	1,903	3,271	2,307
Utilisation of prior year tax losses	—	—	(6,186)
Changes in valuation allowance	5,198	(4,194)	2,328
Written-off deferred tax	—	1,473	215
Tax exempt on income	82	(1,573)	(2,583)
Difference due to effect of tax holidays	—	(141)	(583)
Unrecongized tax benefits	174	708	350
Deferred tax liability arising from undistributed earnings	—	402	578
Others	(116)	—	17

Total tax provision for the year	$2,132	$5,344	$6,891

Deferred tax liabilities and assets comprised the following:

	As of December 31
	2009	2010
Deferred tax liabilities:

Outside basis differences	$(1,409)	$(1,973)

Total deferred tax liabilities	(1,409)	(1,973)

Deferred tax assets:
Unused tax losses	1,411	4,480
Allowance for doubtful accounts	2,353	1,454
Allowance for inventories	1,109	649
Allowance for impairment in investment	523	1,203
Rebates and other accrued liabilities	613	1,420
Others	92	—

Total deferred tax assets	6,101	9,206
Valuation allowance for deferred tax assets (note 9)	(2,489)	(4,817)

Total deferred tax assets	3,612	4,389

Net deferred tax assets	$2,203	$2,416

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10.	INCOME TAXES (continued)
The amount of deferred tax liabilities and assets at December 31, 2009 and 2010 were as follows:

	As of December 31,
	2009	2010
Gross current deferred tax liabilities	$(57)	$(43)

Gross current deferred tax assets	3,720	3,763
Valuation allowance for deferred tax assets	(1,068)	(400)

	2,652	3,363

Net current deferred tax assets	2,595	3,320

Gross non-current deferred tax liabilities	(1,352)	(1,930)

Gross non-current deferred tax assets	2,381	5,443
Valuation allowance for deferred tax assets	(1,421)	(4,417)

	960	1,026

Net non-current deferred tax assets	(392)	(904)

Net deferred tax assets	$2,203	$2,416

The deferred tax liabilities and assets are presented in the accompanying consolidated balance sheets as follows:

	As of December 31,
	2009	2010
Current
Deferred tax assets	$2,595	$3,320
Deferred tax liabilities	—	—

Total current	2,595	3,320

Non-current
Deferred tax assets	613	677
Deferred tax liabilities	(1,005)	(1,581)

Total non-current	(392)	(904)

Net deferred tax assets	$2,203	$2,416

Undistributed earnings of the Company’s foreign subsidiaries included in the Company’s retained earnings amounted to approximately $18,337, $28,468 and $42,808 as of December 31, 2008, 2009 and 2010, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to withholding taxes payable to the respective foreign countries. Withholding taxes of approximately $826 and corporate income tax approximately $154 would be payable upon remittance of all previously unremitted earnings of the subsidiaries in Thailand and China, to the extent allowed by the subsidiary’s articles of association, as of December 31, 2010. The dividends from Australia and Singapore are exempt from withholding under the tax treaties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
10.	INCOME TAXES (continued)
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had deferred tax assets totaling approximately $6,101 and $9,206 at December 31, 2009 and 2010, respectively. However, realization of all of these deferred assets is not reasonably assured; therefore, they were reserved by a valuation allowance of $2,489 and $4,817 at December 31, 2009 and 2010, respectively.
The net change in valuation allowance for the years ended December 31, 2008, 2009 and 2010 was an increase (decrease) of approximately $5,198, $(4,194) and $2,328 respectively, resulting primarily from net operating (gains) losses generated during the respective years.
As of December 31, 2009 and 2010, the Company is subject to taxation in The People’s Republic of China, Hong Kong, Australia, Thailand, and Singapore. The Company’s tax years for 2000 and forward are subject to examination by the tax authorities in the jurisdictions where the Company is subject to taxation.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:
Change in Uncertain Tax Positions

	As of December 31,
	2009	2010
Balance at January 1	$2,055	$2,198
Additions based on tax positions related to the current year	143	134
Additions for tax positions of prior years	—	—
Settlements	—	—

Balance at December 31	$2,198	$2,332

The Company is not expecting there would be any reasonably possible change in the total amounts of unrecognized tax benefits within twelve months of the reporting date. As of December 31, 2009 and 2010, the amount of unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate is $2,198 and $2,332, respectively.
The amount of related interest and penalties the Company have provided as of the reporting date, were:

	As of December 31,
	2009	2010
Accrued interest on unrecognized tax benefits	$1,299	$1,373
Accrued penalties on unrecognized tax benefits	1,806	1,948

Total accrued interest and penalties on unrecognized tax benefits	$3,105	$3,321

The bases for interest and penalties are of 0.05% per day (18.25% annually) and 100% respectively of the relevant income tax liabilities. The Company recognized $419 and $146 in interest and penalties during 2009 and $74 and $142 in interest and penalties during 2010. As of December 31, 2009 and 2010, the Company recognized $3,105 and $3,321, respectively of interest and penalties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss) are as follows:

		Unrealized
		gains
		(losses) on
	Currency	available-
	translation	for- sale
	adjustments	securities	Others	Total
Balance at January 1, 2008	$(4,384)	$91	$(71)	$(4,364)
Other comprehensive income (loss)	(8,994)	(18)	7	(9,005)

Balance at December 31, 2008	(13,378)	73	(64)	(13,369)
Other comprehensive income (loss)	3,177	1	(4)	3,174

Balance at December 31, 2009	(10,201)	74	(68)	(10,195)
Other comprehensive income (loss)	12,027	(74)	(472)	11,481

Balance at December 31, 2010	$1,826	$—	$(540)	$1,286

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
12.	COMMITMENTS AND CONTINGENCIES
(a)	Leases
The Company leases certain machinery and equipment under capital leases for 2009 and 2010.
The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.
Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following as of December 31, 2010:

	Capital Leases	Operating Leases
2011	$305	$860
2012	256	697
2013	150	618
2014	17	412
2015	—	172
Thereafter	—	2,584

Total minimum lease payments	$728	$5,343

Amounts representing interest	(65)

Present value of net minimum lease payments	$663

Rental expense consisted of the following:

	2008	2009	2010
Rentals under operating leases	$658	$1,013	$937

The current and non-current portion of the capital lease liabilities of $267 and $396 as of December 31, 2010 are included in other current liabilities and other liabilities, respectively. The capital lease liabilities are secured by the leased machinery and equipment at cost of $316 and $330 as of December 31, 2009 and 2010, respectively. The accumulated depreciation of these leased assets as of December 31, 2009 and 2010 amounted to $191 and $264, respectively.
The average discount interest rate implicit in the lease is the range of 6.58% to 9.34% and 6.58% to 8.78% for 2009 and 2010, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
12.	COMMITMENTS AND CONTINGENCIES (continued)
(b)	As of December 31, 2010, there were outstanding bank guarantees of $19,753 (2009: $14,688) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(c)	As of December 31, 2010, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $80,712 (2009: $73,333) in respect of banking facilities extended to two Operating Subsidiaries.

(d)	As of December 31, 2010, Charoong Thai and its subsidiaries has contract commitments to purchase raw materials totaling $117,991 to $134,735 (2009: $78,698 to $96,686), from third parties at the prices stipulated in the contracts. APEC, Sigma Cable, CCH and Shanghai Yayang have contract commitments to purchase raw materials totaling $137,902 to $173,998 (2009: $98,487) from third parties at the prices stipulated in the contracts.

(e)	As of December 31, 2010, the Company provided a corporate guarantee not exceeding the sum of $20.54 million (SG$26.5 million) for the bond facility and bank facility of Sigma Cable.

(f)	As disclosed in Note 1, on June 28, 2007 SOF acquired the Sino-JP shares pursuant to a share purchase agreement (the “Purchase Agreement”), and entered into a shareholders’ agreement with the Company and PEWC (the “Shareholders/ Agreement”). On March 27, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC and entered into an Amended and Restated Shareholders’ Agreement with the Company and PEWC (the “Amended Shareholders’ Agreement”). Among other things, the Amended Shareholders’ Agreement grants to the Company an extension for listing its common shares on a national exchange until February 2011 and provides for the following:

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

Registration Rights

The Company has prepared and filed with the SEC a registration statement on Form F-1 covering the resale of the “Registrable Securities” for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, which registration statement was declared effective under the Securities Act by the SEC on March 11, 2009, but requires the filing of a post-effective amendment to include the most recent annual audited financial statements, and, from time to time, unaudited financial statements for the six month period then ended. “Registrable Securities” includes the shares beneficially owned by SOF.

Subject to the Amended Shareholders’ Agreement, the Company must use its reasonable best efforts to keep such registration statement continuously effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144 of the Securities Act of 1933 and (ii) SOF receives freely transferable shares from the Company’s transfer agent.

If any such registration statement ceases to remain continuously effective for any reason after the effective date and during any time when the registration statement is required to be effective, or SOF is otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, in either case, for more than thirty (30) consecutive trading days or more than an aggregate of sixty (60) trading days during any twelve month period (an “ Event ”), then the “Put Right” (defined below) will become immediately exercisable and will continue until such event has been cured.

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2010, no single group or customer represents greater than 10% of the Company’s accounts receivable.

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

Long-term and short-term debt: The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair values of the Company’s long-term debt are estimated using discounted cash flow analyses, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. As of December 31, 2010, the Company had no non-interest bearing long-term debt outstanding with a related party. The fair value of the non-interest bearing short-term debt from related parties is not determinable because of the related party nature of the debt and the fact that they have no stated due dates.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
13.	FINANCIAL INSTRUMENTS (continued)
Investment securities: The fair values of marketable equity securities are based on quoted market prices, details of which are set out in Note 6. In accordance with ASC 820, the marketable securities are classified within Level 1 of fair value hierarchy. The fair values for debt securities and equity securities in privately-held companies are based on discounted cash flow analysis using current interest rates for instruments with similar maturities. It is not practicable to estimate the fair values of the equity investments that do not have a quoted market price, without incurring excessive costs. In accordance with ASC 820, such instruments are classified in the Level 3 of fair value hierarchy.

Forward exchange contracts: The fair values of forward exchange contracts are estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences. The foreign currency forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

There are no significant differences between the carrying amounts and fair values of the Company’s financial instruments as of December 31, 2009 and 2010.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2010, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

December 31, 2010	Level 1	Level 2	Level 3	Total
Available-for-sale investment (listed securities)	$92	$—	$—	$92
Available-for-sale investments (equity securities in privately-held companies)	—	—	652	652
Investment in equity investee companies	—	—	3,242	3,242

Total	$92	$—	$3,894	$3,986

December 31, 2009	Level 1	Level 2	Level 3	Total
Available-for-sale investment (listed securities)	$106	$—	$—	$106
Available-for-sale investments (equity securities in privately-held companies)	—	—	580	580
Investment in equity investee companies	—	—	3,263	3,263

Total	$106	$—	$3,843	$3,949

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
13.	FINANCIAL INSTRUMENTS (continued)
The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2010. The Company’s Level 3 instruments consistof available-for-sale investments in equity securities in privately-held companies and investment in equity investee companies:

	Available-for-sale
	investments (equity
	securities in	Investment in
	privately-held	equity investee
	companies)	companies
Balance at December 31, 2009	$580	$3,263
Realized loss included in earnings	—	(21)
Decrease in investment in equity investees	—	—
Currency translation adjustments	72	—

Balance at December 31, 2010	$652	$3,242

The realized loss of $21 included in earnings for the year ended December 31, 2010, is included in the share of net loss of equity investees.

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

The realized loss of $40 included in earnings for the year ended December 31, 2009, was included in share of net loss of equity investees.
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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where foreign currency is remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion put restrictions on access in the future to foreign currencies for current account transactions.
15.	RELATED PARTY BALANCES AND TRANSACTIONS
The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

	December 31,
	2009	2010
Due from:
PEWC	$755	$1,628
PEWC, Singapore Branch	996	1,030
Italian-Thai Development Public Company Limited (“Italian-Thai”) and its affiliates	1,934	3,346
SPHC	1,469	1,631
Shandong Yanggu Wire & Cable Corp Ltd (“Shandong Yanggu”)	441	514
Others	69	97

	$5,664	$8,246

Due to:
PEWC	$12,131	$11,389
PEWC, Singapore Branch	891	891
PEWC Singapore Co. (Pte) Ltd.	1,249	1,262
Shandong Yanggu	4	9
Fujikura Limited	—	224
Thai Metal Processing Co., Ltd.	109	112
SPHC	2,713	2,858
Shandong Huayu	385	395
SPRC	5	—

	$17,487	$17,140

Short-term loans from:
Moon View Ventures Limited (“Moon View”)	$1,732	$1,732

	$1,732	$1,732

The interest rates on the above balances with related parties range from 1.25% to 1.53% and are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
15.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)
Moon View, PEWC, Singapore Branch and PEWC Singapore Co. (Pte) Ltd are controlled by PEWC. Moon View is the immediate holding company of the Company. Italian-Thai is the minority shareholder of one of the Company’s Operating Subsidiaries in Thailand. Shandong Yanggu is the shareholder of one of the Company’s Operating Subsidiaries in China. SPHC is one of the Company’s equity investees. Fujikura Limited is the shareholder of one of the Company’s Operating Subsidiaries in Thailand.

The transactions undertaken with related parties are summarized as follows:

	Year ended December 31,
	2008	2009	2010
Purchases of copper from PEWC	$46,882	$33,426	$42,236
Purchases of power cables from PEWC	6,631	12,211	3,846
Sales to Italian Thai and its affiliates	5,427	4,144	3,741
Sales to Shandong Yanggu	428	—	20
Sales to SPRC	—	—	34
Sales to PEWC	—	—	65
Purchases of raw materials from Thai Metal Processing Co. Ltd	1,456	955	1,153
Purchases of goods from Fujikura Limited	1,133	1,946	2,536
Interest expense paid to PEWC	275	135	—
Interest expense paid to PEWC Singapore Co. (Pte) Ltd	47	19	14
Interest expenses paid to Shandong Yanggu	—	—	13
Interest income from Italian Thai Development Public Co Ltd	75	3	—
Management fee paid to PEWC	189	183	239
Management fee received from PEWC, Singapore Branch	13	13	14
Management fee received from Italian Thai Development Public Co., Ltd	—	63	34
Purchases of goods from PEWC	713	11,247	210
Purchases of goods from Shandong Yanggu	586	—	4
Dividend income from Thai Metal Processing Co. Ltd.	130	65	106

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
15.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Copper is the major raw material of the Company’s wire and cable products. The Company purchases copper in the form of copper rods and copper cathode. Copper cathode is purchased by Siam Pacific to avoid the high import tariffs levied on copper rods. Copper cathode needs to be processed into copper rods prior to the manufacturing of wire and cable products.

Substantially all of the Company’s copper rods are supplied by PEWC while copper cathodes are supplied by unrelated third parties. The price of copper rods purchased from PEWC is determined by reference to the quoted copper prices on the London Metal Exchange (the “LME”) plus a certain premium.

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years 2008, 2009 and 2010.

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

The Company records the funded status of the Company’s defined benefit plans in the consolidated balance sheet. Actuarial gains and losses and prior service costs continue to be deferred and recognized in expense ratably over appropriate future periods, but the overfunded or underfunded status of the defined benefit plans is now measured as the difference between the fair value of plan assets and the projected benefit obligation (“PBO”). This difference is recorded as an asset (if overfunded) or a liability (if underfunded), with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The net unrecognized actuarial loss and unrecognized prior service costs are recognized in net periodic benefit cost in the consolidated statements of operations, those amounts are reclassified from accumulated other comprehensive loss. The Company currently measures the funded status of its plan as of the balance sheet date.

The Company has several defined contribution plans covering its employees in Australia, the People’s Republic of China (“PRC”) and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2008, 2009 and 2010 were $795, $692, and $846 respectively.

In accordance with the Thailand labor law, Charoong Thai is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. During the financial year 2010, the Company’s total expense included $539 (2009: $451; 2008: $191). The plan is not funded and the amount is recognized in Other Current Liabilities in the balance sheet. The Company pays to settle the obligations as and when employees retire.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
16.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

In conformity with ASC 715-30, the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2009 and 2010 based on the latest actuarial valuation:

	2009	2010
Change in benefit obligation:
Benefit obligation at beginning of year	$1,773	$2,012
Foreign currency translation adjustments	61	285
Service cost	374	302
Interest cost	85	223
Benefits paid	(281)	(61)

Benefit obligation at end of year	$2,012	$2,761

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer’s contribution

Fair value of plan assets at end of year	—	—

Funded status	$(2,012)	$(2,761)
Unrealized net transition obligation	—	—
Unrecognized net actuarial loss (gain)	—	—

Accrued benefit cost	$(2,012)	$(2,761)

Components of net periodic benefit cost:
Service cost	$374	$302
Interest cost	85	223
Amortizations of:
Unrecognized net prior service cost (credit)	(8)	(8)
Unrecognized actuarial loss	—	22

Net periodic benefit cost	$451	$539

Amounts recognized in accumulated other comprehensive loss consist of the following: (recognized under ASC 715-30)
Actuarial loss	$68	$669
Prior service cost (credit)	—	(129)

Total recognized in other comprehensive loss	$68	$540

The accumulated benefit obligations amounted to $2,012 and $2,761 as at December 31, 2009 and 2010, respectively.

The estimated net loss and prior service cost (credit) for the defined benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $(22) and $8, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
16.	DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as at December 31, 2009 and 2010 are as follows:

	2009	2010
Discount Rate	5.5%	4.8%
Rate of Increase in Compensation Levels	5.0%	6.0%
Employee turnover rates:-
Prior to age 35	4.0% — 15.0%	4.0% — 15.0%
Age 35 to 50	2.0% — 7.0%	2.0% — 7.0%
Age 51 to 60	—	—
The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended December 31
2011	223
2012	83
2013	48
2014	48
2015	353
2016 — 2020	1,193

$1,948

17.	SEGMENT FINANCIAL INFORMATION

Description of Products by Segment

The Company currently operates in three operating segments: (1) manufacturing of wire and cable products (“Manufactured products”), (2) distribution of copper and cable products manufactured by PEWC (“Distributed products”) and (3) sales, delivery and installation of wires and cables (“SDI”).

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2008	2009	2010
Revenues

Revenues from external customers:
Manufactured products	$447,848	$300,121	$418,623
Distributed products	32,415	28,102	27,107
Sales, delivery and installation of wires and cables	20,535	34,008	23,600

Total revenues from external customers	$500,798	$362,231	$469,330

Intersegment revenues:
Manufactured products	$348	$12,235	$3,143
Distributed products	—	—	9,898

Total intersegment revenues	$348	$12,235	$13,041

Total segment revenues	$501,146	$374,466	$482,371

Reconciling item
Elimination of intersegment revenues	(348)	(12,235)	(13,041)

Total revenues	$500,798	$362,231	$469,330

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17.	SEGMENT FINANCIAL INFORMATION (continued)

		Year ended December 31,
	2008	2009	2010
Segment profit (loss)
Manufactured products	$37,267	$20,036	$58,056
Distributed products	1,584	1,517	1,416
Sales, delivery and installation of wires and cables	(956)	889	242
Recovery (allowance) for inventory reserve	(25,145)	23,949	1,974

Total segment profit	$12,750	$46,391	$61,688

Reconciling items
Corporate and other expenses	(29,044)	(27,932)	(31,540)
Exchange gain (loss)	(1,712)	528	3,041
Interest income	990	458	602
Interest expense	(5,769)	(2,597)	(2,561)
Share of net (loss) gain of equity investees	(142)	(40)	(21)
Gain on liquidation of subsidiary	—	568	—
Other income	2,859	2,196	1,069

Total income (loss) before income taxes	$(20,068)	$19,572	$32,278

Segment assets
Manufactured products	$283,528	$280,179	$373,945
Distributed products	10,499	6,363	8,195
Sales, delivery and installation of wires and cables	416	864	359

Total segment assets	$294,443	$287,406	$382,499

Reconciling items
Corporate and other assets	11,252	5,383	493
Investment in equity investee companies	4,103	3,263	3,242

Total assets	$309,798	$296,052	$386,234

Expenditures for additions to long-lived assets
Manufactured products	$3,383	$3,261	$3,650
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	—	—	3

Total expenditure for additions to long-lived assets	$3,383	$3,261	$3,653

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17.	SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2008	2009	2010
Depreciation expenses
Manufactured products	$(7,645)	$(8,927)	$(6,843)
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	(1)	(14)	(14)

Total depreciation expenses	$(7,646)	$(8,941)	$(6,857)

Impairment loss
Manufactured products	$—	$—	$—
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	$—	$(77)	$—

Total impairment expense	$—	$(77)	$—

Interest income
Manufactured products	$803	$408	$564
Distributed products	107	21	27
Sales, delivery and installation of wires and cables	75	29	11
Corporate	5	—	—

Total interest income	$990	$458	$602

Interest expense
Manufactured products	$(5,368)	$(2,414)	$(2,400)
Distributed products	(273)	(59)	(73)
Sales, delivery and installation of wires and cables	(128)	(87)	(39)
Corporate	—	(37)	(49)

Total interest expense	$(5,769)	$(2,597)	$(2,561)

Share of net (loss) gain of equity investees
Manufactured products	$—	$—	$—
Distributed products	—	—	—
Sales, delivery and installation of wires and cables	—	—	—
Corporate	$(142)	$(40)	$(21)

Total share of net (loss) gain of equity investees	$(142)	$(40)	$(21)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
17.	SEGMENT FINANCIAL INFORMATION (continued)

No sales of 10% or more of the total revenue for 2010 is to a single customer. In 2008 and 2009, sale to SP Powerassets exceeds 10% of total revenue, which include sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables, are as follows:

	Year ended December 31,
	2008	2009	2010
Manufactured products	$11,973	$10,398	$7,670
Distributed products	27,162	22,746	6,935
Sales, delivery and installation of wires and cables	20,535	32,806	23,600

	$59,670	$65,950	$38,205

Geographic Area Data

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2008	2009	2010
Revenues from external customers
Thailand	$172,989	$96,799	$165,191
Singapore	86,625	94,782	70,154
Australia	62,810	34,574	46,288
The People’s Republic of China	160,990	126,761	169,265
Vietnam	8,891	4,550	9,752
Others (Southeast Asia)	8,493	4,765	8,680

Total revenues from external customers	$500,798	$362,231	$469,330

Long-lived assets by area:
Thailand	$29,027	$28,002	$27,926
Singapore	8,090	8,069	8,987
Australia	2,841	3,515	3,520
The People’s Republic of China	16,819	12,837	12,261
Others	30	18	8

Total long-lived assets	$56,807	$52,441	$52,702

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. Dollars, except share data)
18.	SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, SPHC, Shandong Huayu and SPRC.

	As o of December 31,
	2009	2010
	Unaudited	Unaudited
Current assets	$36,591	$51,305
Non-current assets	22,467	19,348
Current liabilities	(29,441)	(40,162)
Non-current liabilities	(1,824)	(2,023)

Total shareholders’ equity	$27,793	$28,468

	Year ended December 31,
	2008	2009	2010
	Unaudited	Unaudited	Unaudited
Net sales	$34,771	$28,090	$44,866
Sales less cost of sales	9,470	6,582	10,457
Net income/ (loss)	(1,271)	(629)	(1,347)
At December 31, 2010, the Company’s share of the underlying net assets of certain equity investees was higher than its value of the investment in these equity investee companies, therefore no impairment charge was recorded in 2010.