Form 20-F
period 2011-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2012-04-30
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, par value 0.01 per share	NASDAQ Capital Market

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
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).         Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  Large accelerated Filer ☐ Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

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

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; global, regional or national economic and financial conditions, including events such as the financial crisis that commenced in 2008 and the consequent economic recession, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; changes in laws or regulations applicable to the Company in the markets in which we conduct business; the availability and price of copper, our principal raw material; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service, and meet all requirements under, our debt, and to maintain adequate credit facilities and credit lines; our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; increased exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; the fact that Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”) is a holding company that depends for income upon distributions from operating subsidiaries, most of which are not wholly-owned and for which there may be restrictions on the timing and amount of distributions; price competition and other competitive pressures; the impact of climate change on our business and operations and on or customers; our ability to avoid limitations on utilization of net losses for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).

In particular, these statements include, among other things, statements relating to:

•     our business strategy;

•     our prospects for future revenues and profits in the markets in which we operate;

•     the impact of political, legal or regulatory changes or developments in the markets in which we do business;

•     our dependence upon the level of business activity and investment by our customers for the generation of our sales revenue;

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

Dollar amounts in this Annual Report are expressed in thousands ($000), except where otherwise indicated or with respect to earnings per share.

Part I

Item 1: Identity of Directors, Senior Management and Advisers

(Not applicable)

Item 2: Offer Statistics and Expected Timetable

(Not applicable)

Item 3: Key Information

 3.1 Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, prepared in accordance with U.S. GAAP.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5:  Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18:  Financial Statements.”

(Figures in 2007, 2008, 2009, and 2010 were restated to reflect the results of discontinued operations of Shandong Pacific Fiber Optics Co. Ltd. (“SPFO”).  For details, see “Item 5.3: Operating Results”)

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in US$ thousands)
Income Statement Data:
Net sales	$497,848	$484,218	$326,238	$446,594	$471,946
Cost of sales	(453,734)	(473,911)	(285,595)	(389,571)	(428,051)
Gross profit	44,114	10,307	40,643	57,023	43,895
Operating expenses	(28,351)	(26,586)	(24,151)	(28,371)	(33,220)
Impairment loss	—	—	(77)	—	—
Impairment of goodwill	—	—	—	—	(8,791)
Operating profit (loss)	15,763	(16,279)	16,415	28,652	1,884
Exchange gain (loss)	864	(1,712)	507	3,041	(1,346)
Net interest expense	(5,715)	(4,107)	(1,139)	(872)	(808)
Share of net income (loss) of equity investees	124	(142)	(40)	(21)	(58)
Gain on liquidation of subsidiary	—	—	568	—	—
Gain (loss) on sale of investment	35	—	—	—	(68)
Impairment of investment	(95)	—	—	—	—
Others	2,066	2,861	2,111	1,032	1,032
Income (loss) from continuing operations before income taxes	13,042	(19,379)	18,422	31,832	636
Income taxes	(6,298)	(2,132)	(4,647)	(6,441)	(4,566)
Net income (loss) from continuing operations	6,744	(21,511)	13,775	25,391	(3,930)
Income (loss) from operations of discontinued SPFO	118	(689)	1,150	446	1,075
Income tax expenses	0	0	(697)	(450)	(229)
Income (loss) from discontinued operations	118	(689)	453	(4)	846
Net income (loss)	6,862	(22,200)	14,228	25,387	(3,084)
Net income (loss) attributable to non-controlling interests	2,029	(8,551)	4,139	11,247	2,355
Net income (loss) attributable to APWC	$4,833	$(13,649)	$10,089	$14,140	$(5,439)
Basic and diluted earnings (loss) per share from continuing operations(1)	$0.35	$(0.96)	$0.71	$1.02	$(0.49)
Basic and diluted earnings (loss) per share from discontinued operations(1)	$0.00	$(0.03)	$0.02	$(0.00)	$0.10
Basic and diluted earnings (loss) per share(1)	$0.35	$(0.99)	$0.73	$1.02	$(0.39)

(1)    The calculation of the earnings (loss) per share is based on 13,830,769 basic and diluted weighted Common Shares issued and outstanding for the years ended December 31, 2007, 2008, 2009, 2010, and 2011.

	As of December 31,
	2007	2008	2009	2010	2011
(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$29,127	$37,510	$41,534	$63,217	$76,672
Working capital	132,409	100,428	127,139	170,653	170,956
Total assets	396,116	309,798	296,052	386,923	337,289
Total debt	104,146	59,694	38,917	69,083	54,545
Total APWC shareholders’ equity.	136,783	114,129	127,392	153,194	146,510

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2011.  The respective Noon Buying Rates on December 30, 2011 were US$ 1.00 = Bt 31.51; S$ 1.295; RMB 6.294; and A$0.976.  The respective Noon Buying Rates on April 13, 2012, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 30.730; S$ 1.247; RMB 6.302  and A$0.964.   No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)

2007	29.50	32.02	35.96	29.28
2008	34.72	33.13	35.72	29.36
2009	33.33	34.30	36.25	33.10
2010	30.16	31.66	33.18	29.49
2011	31.51	30.46	31.76	29.68

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2011	31.24	30.48
November 2011	31.38	30.65
December 2011	31.76	30.75
January 2012	31.81	30.97
February 2012	30.93	30.29
March 2012	30.91	30.50

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(S$ per $1.00)

2007	1.436	1.501	1.543	1.436
2008	1.438	1.410	1.529	1.347
2009	1.404	1.452	1.557	1.380
2010	1.289	1.359	1.423	1.282
2011	1.295	1.260	1.314	1.202

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2011	1.314	1.242
November 2011	1.312	1.268
December 2011	1.309	1.278
January 2012	1.297	1.253
February 2012	1.265	1.242
March 2012	1.269	1.251

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)

2007	7.295	7.581	7.813	7.295
2008	6.823	6.919	7.295	6.780
2009	6.826	6.830	6.847	6.818
2010	6.600	6.760	6.833	6.600
2011	6.294	6.460	6.636	6.294

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2011	6.383	6.353
November 2011	6.384	6.340
December 2011	6.373	6.294
January 2011	6.333	6.294
February 2012	6.312	6.294
March 2012	6.332	6.298

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)

2007	1.139	1.184	1.295	1.067
2008	1.141	1.177	1.647	1.021
2009	1.114	1.252	1.587	1.067
2010	0.988	1.087	1.224	0.985
2011	0.976	0.968	1.058	0.907

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2011	1.071	0.945
November 2011	1.032	1.037
December 2011	1.010	1.030
January 2012	0.979	0.939
February 2012	0.941	0.925
March 2012	1.080	1.033

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

3.3.1     Risks Related to PCAOB Inspection

Our auditor, like other independent registered public accounting firms operating in Hong Kong, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Because our auditor is located in Hong Kong, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the relevant local authority, our auditor, like other independent registered public accounting firms operating in Hong Kong, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of Hong Kong have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in Hong Kong makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

3.3.2     Risks Related to Failure to Comply with Loan Covenants

Our credit facility agreement with Bangkok Bank Hong Kong Branch (the “Bank”) was entered into on March 17, 2011 with a total cash loan of $14 million and a trade facility of $8 million. The cash loan carries an interest rate of Singapore Inter-bank Borrowing Rate (“SIBOR”) plus 2.5%, with a term of 5.5 years. This agreement requires us to maintain at all times certain financial covenants and non-financial covenants for both the guarantor, APWC, and borrower, Crown Century Holdings Ltd. (“CCH HK”).  As of December 31, 2011, CCH HK was not in compliance with certain financial covenant ratios and APWC was not in compliance with a certain non-financial covenant relating to its disposal of a certain subsidiary when the Company failed to provide formal notification and to obtain the Bank’s consent.  As such, the cash loan would become callable on demand if the bank were to declare an event of default (which it has not to date).  The outstanding loan balance was therefore classified as current liability as of December 31, 2011. The Company started negotiations with the Bank on revision of the loan agreement and possibility of issuance of waivers with regard to those covenants.  Up to date of this annual report, the negotiation is still on going.

However, in addition to certain financial covenants relating to our financial position, operating performance and liquidity, the restrictions contained in our loan agreement may limit our ability to, among other things:

•            incur additional indebtedness for CCH HK for factory expansions, if any;

•            create liens on CCH HK’s assets

•            enter into business combinations (if it would be interpreted as major change in our business) or disposal of subsidiaries under CCH HK and under APWC; and

Our ability to comply with the requirements of the loan agreement is subject to certain risks, including:

•             violation of a covenant that stipulates that we must maintain our listing on the NASDAQ Stock Market, Inc. (“NASDAQ”) and cannot be suspended for more than ten days, in the remote likelihood that APWC’s stock price falls under $1 for consecutive thirty 30 days on NASDAQ;

•            our ability to sustain the net worth requirements for CCH HK and APWC, if our organic growth in future years for CCH HK and for APWC is not sufficient;

•            our ability to meet the proposed waivers which are still under negotiation with the Bank if our actual operational performance is not sufficient; and

•            future covenant compliance issues, in the event of a rise in copper prices that leads to an increase in the Company’s indebtedness

Our ability to comply with the loan covenants may also be affected by economic, financial and industry conditions, commodity prices such as copper and other factors beyond our control.

3.3.3     Risks Related to the Global Economic and Financial Crisis

            A number of economists forecast global growth to average 3.4% in 2012, with the performance differential between the generally weaker developed economies and the generally stronger developing economies continuing. The downward revision (0.2 percentage points) from the January 2012 forecast reflects the deepening recessions in the southern peripheral nations of the euro zone.  Advances in the faster-growing emerging nations are being constrained by both the trade shocks rippling around the world and by prior tightening moves to contain domestic inflationary pressures.  This is most notable in the Asia-Pacific region where growth forecasts for China, South Korea, and Australia have moved to a lower trajectory.  India too has recently experienced a diminished rate of growth, although this largely reflects past tightening moves to contain domestically generated inflationary pressures.  A more moderate pace of rebuilding in Japan has also contributed to the reduced growth momentum in the Asia-Pacific region.

            There is still considerable risk of further downward revisions to the forecast, in particular due to the euro zone’s festering sovereign debt problem. Although the European Central Bank has extended an important financial lifeline to the region’s ailing banking institutions, the delay in implementing the much-needed structural and fiscal reforms risks further contagion and financial market shocks.  Such developments would aggravate already unsustainable debt burdens in many of the affected countries, and exacerbate existing economic strains.  Also of concern is the potential for a sharp reversal in historically low government bond yields, driven by increasing investor angst if the expected improvement in the quality of government balance sheets fails to materialize.  A sharply rising debt burden would force many governments among the developed nations to implement further reductions in government expenditures that could eventually result in much weaker economic performances.  The decline in China’s speed of growth could also accelerate, with a bigger slide in exports triggering broader production and employment cuts that would undermine consumer spending, the country’s buoyant real estate market, and the demand for commodities. Recurring geopolitical problems remain an important threat to global stability as well.  Any disruption to the world’s oil supply chain in the Middle or Far East could send gas pump prices sharply higher and global growth sharply lower.

Actual and Possible Impacts on the Company

The fluctuation of copper prices in 2011 has further impacted the Company’s ability to improve its overall financial performance, particularly in the latter part of 2011. The increase in average London Metal Exchange (“LME”) copper price over 2010 was higher than the increase in our prevailing selling price for manufactured products, resulting in a gross margin lower than in 2010 for operations in China. Elsewhere in Thailand, the net sales were slightly lower than that of last year as our production and our ability to ship our products was curtailed by the nationwide flooding that affected Thailand and severely disrupted many business operations in that country.  In Australia and Singapore, we witnessed an increase in net sales, as the copper price rose during the first three quarters of 2011 and production volume also increased by 29.8% and 31.2%, respectively.

Copper prices on the LME dropped at the end of last quarter 2011 to $7,500. Consistent with industry practice, customers would expect that the selling prices of our products, particularly of copper based wires, would therefore be lower than that in 2010.  The decrease in copper prices and other commodity prices also resulted in a decreased turnover for the last part of the year, as customers delayed placing orders with the Company or reduced the quantity of such orders in anticipation of a possible further reduction in copper prices.  A further decrease in copper prices would likely have an adverse effect on the revenues of the Company.  In such a case, the Company could find itself with overvalued inventory that requires a valuation write-down.

When compared with 2010 sales, sales in 2011 increased by 5.7%, boosted by an increase in sales in the power wire category by 35.3%, which was partially offset by decreases in sales of enameled wire and fiber optic out of Thailand by 10.9% and 36.4%, respectively. Sales of supply, delivery and installation project services decreased by 28.1%, while sales of distributed wire and cable products decreased by 5.9%.

The Company is unable to determine the precise impact of the Euro zone fiscal crises, and the fragile state of the global recovery, on its operations and cash flow, since its operating results are also affected by factors that are, or may be, unrelated to the economic turmoil, such as the completion of routine purchase cycles by customers and the completion, expansion or contraction of large infrastructure projects.  However, the Company has concluded that the current economic instability has negatively affected the Company’s operations and cash flow. The Company believes that any efforts to forecast likely future performance with any degree of specificity would be fraught with uncertainty.  Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.

Macroeconomic events and conditions may have a material adverse impact on the Company’s business operations until such time as the global financial crisis has substantially abated and financial and economic conditions have materially improved.  The Company notes, however, that the foregoing is subject to a number of unknown variables, including the impact of actions taken or that may be taken in the future by governmental entities to address the capital needs of banks and other financial institutions and to increase the flow of credit to businesses.

3.3.4     Risks Related to the Common Shares and Corporate Governance

Consolidation of Charoong Thai Group Accounts

As of December 31, 2011, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”), a decrease from the Company’s initial ownership percentage which is attributable to the exercise of warrants or conversion of convertible securities by third parties.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai.  In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below 50%.  If the Company’s ownership percentage in Charoong Thai were to fall below 50%, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated but instead would be accounted for under the equity method.  In such an event, the Company’s accounts would show a decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

Potential Illiquidity of Common Shares

Approximately 75.4% of our Common Shares are either unregistered securities or registered securities held by affiliates, which are subject to restrictions on trading.  Accordingly, approximately 75% of our Common Shares are not fully liquid investments.  Since April 2011, when APWC was listed on NASDAQ,  the volume of trading in our Common Shares has picked up fractionally.  However, the value of our Common Shares may be impacted negatively by their relative illiquidity when compared to the publicly-traded shares of many issuers.

Control of the Company Rests with Majority Shareholder; Controlled Company Exemption; Risks Related to PEWC

As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”) has sufficient votes to control the outcome of any matters presented for a shareholder vote, including the election of the members of the Board of Directors.  PEWC may vote its shares in the Company in the manner that it sees fit.  In addition, subject to compliance with applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent that it is: (i) prohibited from engaging in conduct oppressive to minority interests under applicable law and (ii) required to comply with the terms of the Amended and Restated Shareholders’ Agreement dated March 27, 2009 among the Company, PEWC and MSD CREDIT OPPORTUNITY Master Fund, L.P. (“COF”) (as the assignee of SOF Investments, L.P. (“SOF”) in July 2011), a Delaware limited partnership which owns beneficially 9.8% of the issued and outstanding Common Shares (the “Amended and Restated Shareholders Agreement”).

The Common Shares of the Company are traded on the NASDAQ Capital Markets tier.  However, as the Company has a more than fifty percent (50%) shareholder, the Company is entitled to rely upon a “controlled company exemption” to the requirement that a company have a board of directors comprised of a majority of independent directors in order to be listed on NASDAQ. At present, a majority of the board of directors of the Company is affiliated with PEWC.

PEWC was delisted from the Taipei Stock Exchange in 2003 following the disclosure of a major corporate scandal involving fraud and embezzlement by certain former executives of PEWC, one or more of whom are now serving prison sentences for their actions. Commencing in 2004, PEWC brought a number of actions in different jurisdictions against those former executives and others seeking to recover substantial assets that had been misappropriated. Some of those actions are ongoing. PEWC is still seeking to recover financially, and in terms of its market reputation, from the malfeasance of those former executives. The financial and governance problems experienced by PEWC increase the uncertainty regarding its ability to perform under the Composite Services Agreement between PEWC and the Company, although to date PEWC has met its obligations under that agreement. (See---section 10.3 Material Contracts).

Limited Trading Volume

Although our Common Shares are traded on the NASDAQ Capital Markets tier, trading in, and demand for, our Common Shares has been limited. As a consequence, shareholders may find that their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market.  Thinly-traded equity can be more volatile than equity securities traded in an active trading market.  The high and low daily closing price for our Common Shares during the past 24 months (March 2010 – March 2012) has been $7.85 and $1.92, respectively.  In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) under the Securities Exchange Act of 1934.

Based on the Company’s evaluation under the applicable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), our management concluded that a material weakness in the Company’s  internal controls over financial reporting was identified.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2011, our independent registered public accounting firm determined also the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Deficiencies were noted in our controls over complex and non-routine transactions in our financial statement closing process, including the accounting of revenue recognition under bill-and-hold arrangements and consignment arrangement whereby the revenue was inappropriately recognized; the calculation and recording of income tax, deferred tax assets (and the related valuation allowance), inventory and related impairment accounts, and the misclassification of a number of intercompany balances. These deficiencies were attributable to our decentralized reporting structure, our complex and manual consolidation process and inadequate reviews over account balances at the reporting date. The aggregate effect of these deficiencies represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2011.

Delinquency in Reporting Obligations; Reporting of Financial Results

The Company is currently compliant with its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and believes that it has addressed certain corporate governance obstacles that led to its delinquency in filing its annual report five years ago.  As a foreign private issuer, the Company is not required by the rules of the Commission to provide financial results on a quarterly or semi-annual basis.  In addition, Bermuda law does not require the Company to provide interim financial information to its shareholders, whether on a quarterly or semi-annual basis.  As such, investors may not have the same access to financial information of the Company as they customarily receive in the case of a domestic issuer disclosing quarterly results on a Form 10-Q.  Under the NASDAQ rules; however, listed issuers are required to report semi‑annual unaudited financial results, which the Company has done since its listing on NASDAQ.

Potential Conflict of Certain Officers and Directors

In March 2011, the Company appointed a third independent director as required by NASDAQ. Other than our three independent directors, all of the members of the Board of Directors are also directors or officers or otherwise affiliated with PEWC, the majority shareholder.  Certain of our officers are also affiliated with PEWC.  In each case, they may be subject to potential conflicts of interest.  In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement (discussed in section 10.3).  In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs.  Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

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

Obligations under the Amended and Restated Shareholders Agreement

Pursuant to the original shareholders agreement dated June 28, 2007 (the “Shareholders Agreement”), the Company granted to SOF certain rights and protections (now held by COF, as successor-in-interest to SOF, as explained below).  Under the Shareholders Agreement, the Company agreed to indemnify SOF and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”), as such terms are interpreted and defined under IRS rules and regulations.  The Company has determined that it was not a CFC or PFIC at any time during the 2011 fiscal year and does not believe that it is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.

In addition, the Company granted certain registration rights to SOF with respect to its Common Shares (the “Registrable Securities”) in the Shareholders Agreement.  In particular, the Company agreed to use its reasonable best efforts to prepare and file, and cause to go effective, as soon as practicable, a shelf registration statement covering the resale of the Registrable Securities on a delayed or continuous basis.  The Company also agreed to use its reasonable best efforts to keep its shelf registration statement effective until all Registrable Securities have been sold or until all Registrable Securities may be sold without restriction pursuant to Rule 144 promulgated pursuant to the Securities Act of 1933, as amended.  In addition, the Company granted to SOF two demand registration rights for underwritten offerings and customary piggyback registration rights with regard to the Registrable Securities.  Moreover, the Company agreed to use its reasonable best efforts to cause the Common Shares to be listed on a national “Securities Market,” which means any of the NASDAQ Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC (now known as NYSE Amex Equities) or the New York Stock Exchange LLC, not later than January 31, 2009, subject to notice and a sixty (60) day cure period.  All of the costs and expenses of the Company in connection with the fulfillment of its obligations under the Shareholders Agreement were to be paid by the Company, other than underwriting fees, discounts and commissions attributable to the sale of Common Shares held by SOF.

Under the Shareholders Agreement, if the Company failed to fulfill its obligations thereunder, SOF would have a claim for damages against the Company.  No such claim has been made.  In addition, if the Company fulfilled its reasonable best efforts undertakings but failed to meet one or more of the stated goals, SOF would have a put right of their Common Shares to PEWC.  In accordance with those terms, on February 2, 2009, SOF delivered to PEWC notice of its exercise of the put right under the Shareholders Agreement due to the fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009.  On March 27, 2009, SOF sold 51% of its Common Shares to PEWC pursuant to the terms of a share purchase agreement between those parties.  Upon the consummation of that share purchase agreement, SOF held 1,355,415 registered Common Shares of the Company and PEWC held 1,410,739 registered Common Shares, respectively, representing 9.8% and 10.2% of the outstanding Common Shares, with PEWC holding an additional 7,664,615 unregistered Common Shares, giving it an aggregate of 65.6% of the total issued and outstanding Common Shares.  In connection with this transaction, the Company, PEWC and SOF entered into the Amended and Restated Shareholders Agreement, which among other things, granted to the Company an extension for listing the Common Shares on a national Securities Market until February 2011 and maintained for SOF the right to sell its remaining Common Shares to PEWC in the event the Company did not list its Common Shares on a national Securities Market by such time.  In April 2011, the Common Shares of the Company were approved for trading on the NASDAQ Capital Markets tier, which tier does not fit within the definition of a national “Securities Market”, as provided in the Amended and Restated Shareholders Agreement.  As of July 1, 2011, SOF transferred its Common Shares to COF, at which time COF executed a joinder agreement and became a party to the Amended and Restated Shareholders Agreement and succeeded to the rights and interests of SOF thereunder.  The Company is not aware that COF has taken any action with respect to the Common Shares held by it.The Amended and Restated Shareholders Agreement also provides for those put, registration and indemnification rights set forth above in the description of the Shareholders Agreement and such rights now apply to COF in place of SOF.  While the sale of Common Shares by SOF to PEWC resulted in PEWC holding a higher concentration of Common Shares which may impact liquidity for the other shareholders, the Company does not believe that any definitive impact can be determined.

In addition, sales of Common Shares held by COF and registered under the shelf registration statement, or any registration statement that goes effective following an exercise of demand registration rights, will increase the number of Common Shares available for purchase in the public market and may adversely affect the value of the Common Shares held by other shareholders.  Even without substantial sales by COF or PEWC of their respective Registrable Securities, the possibility of such sales may create a “market overhang” that has the effect of depressing the trading price of the Common Shares.

The Company has also granted to COF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that COF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.

Holding Company Structure; Potential Restrictions on the Payment of Dividends

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings.  While we have no present intention to pay dividends, should we decide in the future to do so, as a holding company our ability to pay dividends and meet our other obligations will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments.  Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

Requirement to Maintain Effectiveness of the Registration Statement and to List on a National Securities Exchange; Effect of the Put of the COF Shares to PEWC

Under the Amended and Restated Shareholders Agreement, COF has retained the right to sell its remaining Common Shares (the “COF Shares”) to PEWC if the Company does not achieve a listing on a national Securities Market within the time frame provided in the agreement.  The Company’s Common Shares are currently listed on the NASDAQ Capital Markets tier. The Company intends to apply to list the Common Shares on the Global Markets tier after the Company is satisfied that it qualifies in all respects for that tier. However, there are no assurances that the Common Shares will qualify for the Global Markets tier or that the Company’s application, when filed, will be approved. In addition, the Company has agreed to maintain the effectiveness of the registration statement on Form F-3, for the benefit of COF, and if the Company fails to do so for any period of thirty (30) consecutive trading days or an aggregate of sixty (60) trading days during any twelve month period, then COF may, subject to compliance with notice and other procedural requirements, exercise a right to sell its remaining Common Shares to PEWC.  At all times, the Company must exercise its reasonable best efforts to comply with its covenants under the Amended and Restated Shareholders Agreement.  Otherwise, the Company could be subject to a damages claim by COF.

Corporate Matters; Limited Recourse; Limited Enforceability

We are incorporated in and organized pursuant to the laws of Bermuda.  In addition, all of our directors and officers reside outside the United States and our material assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments predicated upon civil liabilities under the United States federal securities laws.  Even if investors are successful in realizing against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against the Company’s assets or the assets of its officers and directors.  Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts.  Additionally, we have been advised by our legal counsel in Bermuda, Appleby (Bermuda) Limited, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions.  As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board of Directors or controlling shareholders than they would if the Company were organized under the laws of the United States or one of the states therein, or if the Company had material assets located within the United States or some of the directors and officers were resident within the United States.  See “Enforceability of Certain Civil Liabilities” for additional information.

3.3.5     Risks Relating to Our Business

Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales.  We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase.  The price of copper is affected by numerous factors beyond our control, including international economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates.  As with other costs of production, changes in the price of copper may affect the Company’s cost of sales.  Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices.  Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered.  In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business.  These inventories typically reflect the cost of copper prevailing in the market at the time of purchase.  A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost.  Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility.  Accordingly, significant volatility in copper prices could have an adverse effect on our operations.  In the fourth quarter of 2011, there was a dramatic decline in the price of copper on global markets.  This decline impacted adversely on the Company’s fourth quarter and year-end results, as much of the Company’s copper inventory was procured prior to the fourth quarter price decline.  No assurance can be given that such volatility will not recur.

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

Risks relating to Force Majeure Events

Operations and other business conducted at our plants and other facilities are at risk to acts of god consisting of uncontrollable natural and climatic events (often referred to as force majeure events), such as the 2011 flooding in much of Thailand that severely disrupted our manufacturing operations at our Thai plant controlled by our subsidiary, Charoong Thai.  The severe flooding affected much of our Thai operations and forced the suspension of operations for a period of 5 months. The temporary suspension of operations at Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”), which is 100% owned by Charoong Thai impacted adversely on its 2011 sales, which experienced a 20% reduction in product sales in 2011 compared with that of 2010. With the help of  its affiliated companies such as Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) and Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang” or “SYE”), together with our parent company, PEWC, Siam Pacific partially restored its operations in January and February with shipments of 281 tons and 588 tons, respectively. Full production is expected to resume in the second quarter of 2012.  The insurance coverage includes flood, fire, and theft but does not include losses due to business interruption.

Risks Relating to China

We conduct substantial business operations in China.  Accordingly, our results of operations and prospects are likely to be materially impacted by economic, legal and other developments in China.

Economic Reform Measures in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC government has gradually moved away from a planned economic model and implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy.  While such economic reform measures are generally viewed as a positive development for foreign businesses investing or establishing operations in China, many of  the reforms are unprecedented and may be subject to revision, modification or termination based on the outcome of such economic changes and other considerations, such as their social impact.  There is not sufficient administrative or judicial precedent to permit the Company to determine with any degree of certainty how the reforms will impact our business in China. In year 2011, the government began to curtail credit in order to dampen an over-heated real estate market, including commercial and residential areas. While the extent of the impact is unknown at this time, any contraction in the construction sector would certainly affect the demand for building wires, one of the products that the Company manufactures and sells in the southeastern Asia.

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

PRC Control over the Convertibility of Currency May Restrict the Payment of Dividends

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where foreign currency is remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies unless SAFE has pre-approved the amortization schedule of the foreign currency loan in question. The PRC government may also at its discretion put restrictions on access in the future to foreign currencies for current account transactions.

Pursuant to the Foreign Exchange Administration Regulation promulgated on January 29, 1996, as amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, the Renminbi is freely convertible only with respect to current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of Renminbi into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities, or their competent local branches.

On August 29, 2008, the SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used.   This notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the Company’s approved business scope. Violations of SAFE Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation. As a result, SAFE Circular No. 142 may impose an additional layer of bureaucratic compliance and could, under certain circumstances, limit our ability to transfer the proceeds from our non-RMB denominated borrowing arrangements outside of the PRC to our PRC subsidiaries, which may, absent the requisite approvals from SAFE, adversely affect the continued growth of our business.

Pursuant to SAFE Circular No. 75, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle (“SPV”), for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV experiences a material event, such as a change in share capital, merger or acquisition, share transfer or exchange, spin-off or long-term equity or debt investment, the PRC resident must, within 30 days after the occurrence of such event, register such event with the local SAFE branch. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75, which guidance provides for more standardized, specific and stringent supervision regarding such registration requirements and requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

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

Inflation in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The rapid growth of the PRC economy has historically resulted in high levels of inflation, coupled with a rise in the value of RMB against U.S. dollars.  The PRC government has publicly announced its commitment to control inflation, and the anti-inflation policies of the PRC government may have an adverse effect on the business climate and growth of private enterprise in the PRC.  An economic slowdown may increase our costs.  If inflation is significant, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

PRC Tax Treatments May Affect the Company’s Operations or Financial Condition

On March 16, 2007, the National People’s Congress of the PRC, passed the new PRC Enterprise Income Tax Law (the “New EIT Law”).  Under the New EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the New EIT Law became effective.  Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law.  Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. PEWS is the only subsidiary of the Company in the PRC that still enjoys a reduced tax rate under the transitional period.  The preferential income tax rate of PEWS under the revised tax incentive regulations was 22% in 2010 and 24% in 2011, and is 25% in 2012.  In the beginning of 2012, the Chinese government announced that it was contemplating a conversion of its sales tax system into a value added tax system (“VAT”).  While a change to a VAT system would help alleviate sales taxes to some extent, the details of the proposed changes are still unknown to industries and trading enterprises.  Accordingly, the Company cannot say what impact, if any, a conversion to a VAT system of taxation might have on the Company’s financial results.

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

Although our reporting currency is U.S. dollars, the functional currency of our Thai operations, which accounted for 42.0% of our sales in 2011, is the Thai Baht. The functional currency of our Singapore operations, which accounted for 15.7% of our sales in 2011, is the Singapore dollar. The functional currency of our Australian operations, which accounted for 13.0% of our sales in 2011, is the Australian dollar. The functional currencies for our China operations, in total accounted for 29.3% of our sales in 2011, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”, equity investee with 25% equity owned by APWC, accounting under equity method for consolidation purpose), SPFO  (which was disposed of on December 1, 2011) and SYE, their functional currency is Renminbi, while for CCH HK, PEWS and Epan Industries Pte. Ltd (“Epan Industries”) in Singapore, their functional currency is U.S. dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts.  Such translation of the functional currency accounts is recognized as a separate component of shareholders’ equity.  Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

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

Indebtedness

As of December 31, 2011, the Company had a total of $316.4 million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 14 banks in the various regions/territories in which we operate.  Out of total available credit, $224.6 million was unused.  The Company, collectively and on individual basis, is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged. Weighted average borrowing rate, for all the outstanding loans combined, would sum up to be 3.71%, which runs slightly higher than like-kind borrowing rates in the marketplace, i.e., three month LIBOR (data of April 24, 2012) of 0.47% plus 2.5%.

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

Risks Relating to Thailand

A substantial portion of our Thai operations, which accounted for approximately 42.0% of our net sales in 2011, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy. Recent flooding in Thailand particularly in the greater Bangkok area, has caused a tremendous amount of damage to all industries, including one of our factories belonging to Siam Pacific.  APWC immediately organized an emergency rescue team comprising of engineers, technicians, and electricians to help restore the factory back to its operational mode. So far 90% of the machinery is restored and shipment to customers resumed with 281 tons in January 2012 and 588 tons shipped out in February.  However at the moment, Siam Pacific has experienced a slight delay in renewing its insurance policy in 2012, as most of insurance companies covering the Thai market are reluctant to bear the risk of providing companies with flood insurance coverage.

While the political turmoil in Thailand has subsided since 2010, the continuing political uncertainty and the risk of further social unrest lessens the attractiveness of the local market for foreign investment, and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market.  The Company’s Thai operations remain vulnerable to uncertainties with regard to payment for current sales and the award of future contracts in view of the ongoing political instability in Thailand.  Additionally, in recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. Moreover, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar.  Such fluctuations in the value of the Baht may negatively impact our performance.

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

Alternative Transmission Technologies

Our fiber optic and copper-based telecommunications business is subject to competition from other transmission technologies, principally wireless-based technologies.  Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses and minimally in the access cable business.  In November 2011 we sold our entire 51% equity interest in SPFO to a group of buyers in China for a cash consideration of $2.9 million, due to its low profit margin generation and fierce competition in the local fiber optic cable market. In the Asia Pacific markets where we compete, wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications.  In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited.  While these technologies do present significant competition in the markets in which we conduct or plan to conduct business, the Company believes that demand for its fixed wire products will remain strong.  However, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

International Business Risks

We are subject to risks specific to our international business operations, including:  the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as the severe weather and climatic events that caused the 2011 floods in Thailand; the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.  Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

Item 4 Information on the Company

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

The Company is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia.  The Company manufactures and distributes its own wire and cable products (“Manufactured Products”) and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, PEWC.  The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers.

Principal Capital Expenditures and Divestitures

Total purchases of property, plant and equipment amounted to $3.3 million in 2009, $3.7 million in 2010, and $8.9 million in 2011, mostly for old machinery replacements for Australia Pacific Electric Cable Pty Limited (“APEC”) and Sigma Cable Company (Private) Limited (“Sigma Cable”), and for newly purchased production machinery and equipment for Ningbo Pacific Cable Co., Ltd. (“NPC”).

4.2.1 Certain Recent Events

On April 30, 2012, the Company announced certain of its financial results for the fiscal year ended December 31, 2011, which included gross revenue of $471.9 million, net loss from continuing operations of $3.9 million and loss per share from continuing operations of $0.49.

On March 21, 2012, the Company announced that it has been awarded three new supply contracts in Singapore valued at approximately $87 million.

On February 9, 2012, the Company announced the appointment of MZ-HCI as APWC’s new investor relations firm.  The contract with MZ-HCI would provide APWC with total solution in terms of investor relations work, investor relations website design, press releases and XBRL report printing with reduced costs.

On October 7, 2011, the Company’s shareholders passed a resolution at the Annual General Meeting (“AGM”) adopting the third amended and restated bye-laws of the Company (the “Bye-Laws”), which allow the Company to purchase its own shares for cancellation or acquire them to be held as treasury shares, as provided for in Section 42B of the Companies Act, and to be applied or allotted for any of the purposes permitted by said Section 42B.  At the AGM, the shareholders also elected to the Board each of the Directors named in Item 6 of this Annual Report.

On September 7, 2011, the Commission declared effective the Company’s Post‑Effective Amendment No. 8 to a registration statement on Form F‑1 reporting on and converting to Form F‑3, covering 2,766,154 Common Shares, of which 1,410,739 Common Shares are held by PEWC and 1,355,415 Common Shares are held by COF.

On April 29, 2011, the Common Shares of the Company commenced trading on the NASDAQ Capital Markets tier.

On March 17, 2011, the Board passed resolutions whereby 1) it accepted the resignation of an existing director, Mr. Lee Gai Poo, 2) it appointed a new member to the Board, Dr. Lambert Ding, as an independent director, who also serves as a member of the Audit Committee, and 3) it passed on amendment to the Audit Committee charter, to clarify that the appointment of the independent auditors is subject to shareholder approval.

4.2.2 Managing Our Business in Current Market Conditions

In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis.  The days of sales outstanding in 2011 have improved from 102 days to 92 days. The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs.  The Company has also reduced its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies.  The Company has focused also on reducing operating costs where practicable. Overall the Company has decreased its headcount by 92 since the beginning of 2011, which reflected management’s view that the business of APWC would experience some slowness in 2011, which would also cause an erosion on net income for the fiscal year.  Accordingly, headcount reduction became one of the cost containment measures taken by the Company.  The Company has entered into certain copper futures contracts in Singapore and at CTW in several instances in order to reduce the effect of the current volatility in copper prices on its operations.  The Company has also negotiated and finalized arrangements with banks for additional loans and credit facilities to be applied against construction of NPC’s plant.

We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity and maintain a strong cash position.  As of December 31, 2011, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $224.6 million, an increase of $38.6 million from a year ago. We believe however that available and unused amounts of credit are sufficient to support our current working capital needs. The total bank loans and trust receipts outstanding as of year-end 2011 were also reduced to the lowest level in some time, from $67.4 million in 2010 to $52.8 million in 2011, reflecting the downward trend of copper price at end of fourth quarter 2011 and also our effort in controlling the raw material stock level.

4.2.3  Recent Business Trends

APWC experienced a 5.7% growth in overall revenues in 2011 over 2010, but suffered a decrease in gross margins of 3.5% in 2011 when compared with that of 2010. Operating profit was down from $28.7 million in 2010 to $1.9 million in 2011, due to the fact that the Company wrote off goodwill in the amount of $8.8 million and Siam Pacific incurred flood damage of $3.9 million. The gross margin erosion in 2011 can be attributed primarily to two factors: 1) the copper price per tonnage in 2011 increased by 17% whereas our average selling price only increased by 11.7% and 2) our factory machinery utilization rate was below the optimal level.  The cost of sales increased as a result of the 2011 drop in our factory utilization rate.  The material decline in gross margin, and the other factors that impacted adversely on our results, yielded loss per share of $0.49 per share in 2011 compared to earnings per share of $1.02 in 2010.

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

Thailand

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific and Pacific-Thai Electric Wire & Cable Co. Ltd. (“Pacific Thai”). Pacific Thai was transferred into Siam Pacific in March 2011.

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”).  It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable.  It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services.  Charoong Thai was established in Thailand in 1967 as a limited public company.  As of December 31, 2011, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai.  The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees.  In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc (“Ital-Thai”), a third party, which at the time was the largest diversified construction company in Thailand, principally engaged in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand.  Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand.  Siam-Pacific is now a 100%-owned subsidiary of Charoong Thai and it focuses on the manufacture of telecommunications cable, and enameled wire for the domestic Thailand market. As stated above, the Siam Pacific operation suffered a flooding damage in September and October of 2011 but with the support from affiliated companies in Taiwan and in China, Siam Pacific is expected to resume full operations by the end of the second quarter 2012.

Pacific Thai (now transferred into Siam Pacific) was established in 1989 as a wholly-owned subsidiary of Siam Pacific.  Pacific Thai produced enameled wire for export only.

Based on information published by the Thai Ministry of Commerce on sales by dollar value, the Company believes that Siam Pacific and Charoong Thai are two of leading telecommunications and power cable and wire manufacturers in Thailand and are two of a very limited number of the government-approved suppliers of telecommunications cables for major public telecommunications projects in Thailand.

In a restructuring that included the transfer of the business of Pacific Thai into Siam Pacific, the Company achieved a reorganization, which has generated cost savings while improving overall efficiency.  The Company believes the synergistic effect of merging these operations will continue to produce significant savings in overhead cost as it facilitates the centralization of decision making and resource allocation for the Thai operations. Management of Pacific Thai and Siam Pacific was consolidated into Charoong Thai in order to enhance synergies and provide greater sharing of expertise. For example, each of Charoong Thai and Siam Pacific manufactures and distributes enameled wire and they are now in a better position to share technical expertise and resources. Under the restructuring, APWC owns 50.93% of Charoong Thai, which owns 100% of Siam Pacific. However, Siam Pacific continues to report its results separately to APWC headquarters.

China

The Company’s China operations are conducted through seven business entities – Shanghai Yayang,  CCH HK, PEWS, NPC, SPFO (which was disposed of in December 2011), SPRC (equity investee), and SHP (equity investee).  The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wires.  The Company’s effective holding in Shanghai Yayang is 54.41%.  Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including to local and Taiwanese based end-users. Sitting on the board are six directors, either members of management of Shanghai Yayang who are expatriated from Taiwan or Thai representatives, also expatriated or designated by APWC or PEWC.

The Company owns 100% of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWS.  PEWS manufactures enameled wires for electric, video and audio products primarily for export and with a little portion sold domestically. Since a restructuring in the first quarter of 2010, CCH HK is no longer the trading arm of PEWS, as it transferred its distribution role to Epan Industries in Singapore. The Company believes that PEWS is one of the major manufacturers of enameled wire products in the southern Chinese market.

Until 2006, the Company’s China operations included NPC, a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China.  The other owner of NPC is China Ningbo City Yin Jiang County Yin Jiang Town Industrial Corporation.   NPC used to manufacture a range of telecommunications cable and local area network (“LAN”) electronic cables for sale and distribution in the Chinese domestic market and export market.  In 2006, the Company decided to cease operations at NPC, as it concluded that the prospects for reversing the losses and achieving profitability were too remote. Thereafter, the Company liquidated certain machinery and equipment through sales to third parties.  The land, building and some leftover machinery and equipment remained with NPC.  In December 2009, the Company started a series of discussions with Bangkok Bank Hong Kong branch on a possible loan which would provide a cash infusion and a trade finance facility, each aimed at re-building NPC to be a viable operation focusing on producing electronic wiring. The new business draws upon the experience of, and technology from, our parent company, PEWC. The loan facility agreement was finalized in March 2011, thereby allowing for a total cash contribution of $14 million and a trade credit line of $8 million, with the first tranche of capital funding of $5 million infused to NPC at the end of May 2011, increasing APWC’s ownership to 95.80%. The construction of NPC’s factory is divided in two phases with the existing plant finished in October 2011 and the new plant targeted to be completed by the end of 2012.

In November 2011, the Company sold its 51% interest in SPFO, a joint venture company in Yanggu County, Shandong Province, China.  SPFO was established to manufacture fiber optic cables for the China market.  The Company determined that its resources in the China market are better deployed in further developing its core wire and cable business, rather than seeking to establish itself in the fiber optic business.

The Company holds a 25.0% interest in SPRC, which manufactures rubber cable for the China market.  The remaining 75% is owned by Shandong Yanggu Wire & Cable Corp. Ltd. (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the major cable producers in China.

The Company holds a 49% interest in a joint venture called SHP, which engages in the manufacture of optic fibers.  The remaining 51% of SHP is owned by Hebei Huayu Co. Ltd. (as the successor in interest to Shandong Yanggu).  Due to a severe downturn in the market for fiber optic cable after the SHP joint venture was established, the plant intended to be constructed for manufacturing fiber optic cable has yet to be completed and a production date for commencing operations has not been determined.  The actual commencement of operations, if it occurs at all, will depend on our ongoing assessment of market conditions.  The carrying value of the Company’s investment in SHP was $1.2 million as of December 31, 2011.  In the event that the commencement of operations continues to be delayed indefinitely or the joint venture determines to forego planned operations, due to continued depressed conditions in the fiber optic cable market, or other factors are determined to have a direct impact on the assessed value of SHP, the Company will recognize impairment losses in the foreseeable future that could result in the full write-off of its investment in SHP. SHP is currently seeking out potential buyers to take over the business.

Singapore

The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable.  The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore.  Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments.  Sigma Cable is also the exclusive distributor in Singapore of medium and high voltage wire and cable products manufactured by PEWC.

Sigma Cable also has project engineering operations in Singapore to supply, deliver and install primarily medium and high voltage cable to power transmission projects.  While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary.  The Company anticipates that there will be modest demand for medium and high voltage power cable projects sponsored by Singapore government.

The Company also holds a 100% interest in Sigma-Epan Industries, Pte. Ltd. (“Sigma-Epan”), a group of companies with its headquarters and limited operations in Singapore. Prior to ceasing manufacturing operations in May of 2007, Sigma-Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries. Sigma-Epan continues to trade specialty electronic and other types of cables. After the Company’s restructuring, which was completed in April 2010, Epan Industries, one of the subsidiaries of Sigma-Epan, became the trading arm for PEWS products in the South China market.

Australia

The Company went through a group restructuring in March 2010. CCH HK acquired 51% of APEC shares from Sigma Cable, thereby increasing the Company’s effective interests in APEC from 98.53% to 99.4%. APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia.  APEC produces a range of power cables supplemented by imports from overseas sister companies.  APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major capital cities of Brisbane, Sydney, Melbourne and Perth.

4.3.1     Products and Services

The Company engages in three principal business lines consisting of the manufacture of wire and cable products, the distribution of certain wire and cable products manufactured by PEWC, as well as some third party products, and the provision of project engineering services to certain of its customers.  The Company manufactures and sells a wide variety of wire and cable products primarily in three general categories:  telecommunications cable, power transmission cable, and enameled wires.  The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments.  The Company’s enameled wire is used in the manufacturing of components and sub-components of household appliances and small machinery.  The electronic cables, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries.  In addition, the Company acts as the Singapore distributor of wire and cable products manufactured by PEWC.  The Company also offers SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.

Distribution Products

The Company has a sales and marketing force for the distribution of its Manufactured Products in the markets where it has manufacturing facilities and in certain other Asian markets.  In addition, the Company is a distributor of wire and cable products manufactured by PEWC.  The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts), with the vast majority of such sales made in Singapore.  The PEWC products sold by the Company do not compete with the Company’s Manufactured Products. In addition, certain subsidiaries also sell distributed products from other suppliers in Thailand and Australia during 2011.

SDI Project Engineering Services

Based upon the needs of government and the private sector with regard to residential and commercial buildings and infrastructure projects in Singapore, the Company anticipates modest demand for medium and high voltage power and for value added services in the power supply industry.  To take advantage of these opportunities, the Company has developed its SDI project engineering capability.  The SDI project engineering involves supply, delivery and installation primarily of medium and high voltage cable to power transmission projects in Singapore.  After entering into a contract to supply, deliver and install cable for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cable as required by the project.  As reported in a Company press release on March 20, 2012, Sigma cable has additionally won three new SDI projects totaling US$87 million with duration spreading out over three years.

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

Production of copper-based telecommunications cable begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called “annealing” in which the wires are heated in order to make the wires softer and more pliable.  Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a polyethylene (“PE”) or polyvinyl chloride (“PVC”) compound and foam skin, suitable for different installations and environmental conditions.  In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then “twinned” or twisted so that two insulated single wires are combined to create a color-coded twisted pair.  The twisted pairs of wire are then “cabled” or “stranded” into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities.  The appropriate number of units is cabled together after stranding to form a round cable core.  Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor.  Aluminum or copper tape is used to “shield” the cable and, finally, the shielded cable core is covered by plastic outer sheathing.  The Company manufactures telecommunications cable with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wire to 10 to 600 pairs of 0.9 mm-diameter wire.

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

4.3.3     Raw Materials

Copper is the principal raw material used by the Company for copper-based products.  The Company purchases copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase.  The price of copper is influenced heavily by global supply and demand as well as speculative trading.  As with other costs of production, changes in the price of copper may affect the Company’s cost of sales.  Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are reflected in those selling prices.  Most sales of the Company’s Manufactured Products reflect copper prices prevailing at the time the products are ordered.  A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.

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

The Company purchases both copper cathodes which are subjected to a 1.0% import tariff, and copper rods which normally are subject to a 5.0% import tariff for its Thailand operations. The key suppliers are Sterlite Industries (India) Ltd - India, PEWC-Taiwan, Prime Global Corp.-Korea, Lanexang Mineral Ltd.-Laos and the Mitsubishi Corporation Unimetal Ltd.-Japan, Mitsubishi Corporation, Glencore International AG., and Marubeni Corporation. The Company has regularly signed one-year contracts with each of the copper suppliers, pursuant to which the Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is usually pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. The Company has almost two decades of good relationships with many copper suppliers, and currently believes that the copper suppliers will be capable of providing an adequate supply of copper for the Company’s requirements. The Company does not anticipate any change in relations with its copper suppliers in the near term.

The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore.  In PEWS, the Company generally maintains one to two weeks of supply of copper rods and cathodes.  In APEC, the copper supply was maintained at one to two weeks during 2011. In Epan Industries whose copper is purchased through CCH HK, approximately three weeks of copper supply is preserved for manufacturing purposes.  The Company has never experienced a material supply interruption or difficulty obtaining a sufficient supply of copper rod or cathode.

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

4.3.5          Sales and Marketing

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company in Thailand is exported.  Enameled wire sold by Epan Industries in Singapore is manufactured by PEWS in Shenzhen, China.  The enameled wire is also exported to the customers throughout Southeast Asia.  The following table sets forth the Company’s sales revenues for the periods indicated among its three business segments — i.e., Manufactured Products, Distributed Products, and SDI and, within the Manufactured Products segment, by geographic locations of manufacturing, together with their respective percentage share of total sales for such periods.

(Figures in 2009 and 2010 were restated to reflect the results of discontinued operations of SPFO. For details, see “Item 5.3: Operating Results”)

	Years ended December 31,
	2009		2010		2011
	$	%	$	%	$	%
Manufactured Products:
Thailand	117,954	36.2%	190,364	42.6%	186,034	39.4%
Singapore	34,583	10.6%	34,248	7.7%	52,353	11.1%
Australia	33,935	10.4%	45,053	10.1%	58,932	12.5%
China	77,656	23.8%	126,394	28.3%	132,155	28.0%
Total	264,128	81.0%	396,059	88.7%	429,475	91.0%
Distributed Products (1)	28,102	8.6%	26,935	6.0%	25,500	5.4%
SDI Project Engineering (2)	34,008	10.4%	23,600	5.3%	16,972	3.6%
Total Net Sales	326,238	100.0%	446,594	100.0%	471,946	100.0%

(1) Distributed products are sold in Singapore, Thailand, and Australia.
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

As copper constitutes the most significant component of the Company’s wire and cable products, the price of the Company’s products depends primarily upon the price of copper.  In order to minimize the impact of copper price fluctuations, the Company attempts to determine the prices of its products based on the prevailing market price of copper.  The Company may be affected, to a degree, in the short term by significant fluctuations in the price of copper.  In 2011, a $ 2.3 million forward purchase contract was entered into by Siam Pacific, Sigma Cable, and Charoong Thai to reduce the impact of fluctuations in the copper sale price.

Payment methods for the Company’s products vary with markets and customers.  The majority of sales by the Company of its Manufactured Products requires payment within 90 days, but may vary depending on the customer and payment record.  Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations.  In connection with the distribution of medium and high voltage power cable manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% in either case to be paid within one year.  In connection with the purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC.  For the export market, payment is usually made by prior delivery of an irrevocable letter of credit.  Neither the Company nor its local subsidiaries offers financing for purchases of the Company’s products.  Except for PEWS, CCH HK and Epan Industries, the Company’s subsidiaries sell their products in the local currency of the country of sale.  Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

Products are marketed under the respective names of each company.  For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific”. Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.

Thailand

The Company produces and sells telecommunication cable, enameled wire and power cable in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand. Our distribution channels are both direct sell and agencies to the government and private sectors. The major customers of the Company are many prominent clients working with the government and contractors (True Corporation Plc (“True”), TT&T (“Triple T”), etc.), subcontractors, and distributors for the private sector. Charoong Thai successfully concluded many projects, for instance, Suwannabhumi International Airport, Government Center, PTT Maptaput, and BRT (Bus Rapid Transit).

Singapore

The Company produces and sells low voltage power cable in Singapore.  In addition, the Company sells a wide range of wire and cable products produced by PEWC.  The Company also offers project engineering services for the SDI of medium and high voltage power cable to power transmission projects in Singapore.

In Singapore alone, sales of Manufactured Products in 2011 accounted for 70.6% of the net sales in Singapore; sales of Distributed Products in 2011 accounted for 7.8%, the remaining 21.6% representing SDI project engineering services. In 2011, sales of SDI project engineering services to SP Powerassets Ltd. accounted for 100% of the Company’s SDI sales. Such sales are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Powerassets Ltd.  Sales of Manufactured Products, i.e., power cable since 2009 have been as follows:

	Years ended December 31, (figures are in thousands of US$)
	2009	2010	2011
Manufactured Product:
Power Cable	34,583	34,248	52,353
Total	34,583	34,248	52,353

China

The Company produces and sells copper-based telecommunication cable and enameled wire in China.  The Company’s China operations are conducted through five business entities.  Copper-based telecommunication cables are generally sold to the national, provincial or local offices of the fixed-line and mobile telecommunications network operators or sub-contractors of such agencies.  The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

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

Thailand

The wire and cable industry in Thailand is highly competitive.  In its various product lines, the Company competes with a total of approximately thirty local wire and cable manufacturers and, to a lesser extent, with foreign producers for sales in Thailand of telecommunications cable, power cable and enameled wire.  The Company is one of the five largest producers in the Thai market.  These five largest producers are the only producers of telecommunications cable approved by the Thai Industrial Standards Institute and, therefore, the only cable producers whose products may be used in government-commissioned projects.  Stringent governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers.  The Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.

Singapore

The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore, it experiences significant competition from other local producers. There is no tariff or other barrier against foreign competition in the local Singapore market and potential competitors are free to enter the industry.  However, because of high capital costs, the Company believes it is unlikely that there will be new domestic entrants to the wire and cable industry in Singapore in the near future.

Australia

Currently, besides APEC, there are two major wire and cable producers in Australia:  Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the states of Victoria and New South Wales, respectively.  Also, Advance Cable, a cable producer with a factory in Victoria, has recently obtained a bigger market share. In addition, a significant portion of the Australian market is serviced by two importers:  (i) General Cables Australia, which imports cables from its parent company General Cables, which manufactures cables in New Zealand and (ii) Electra Cables, which imports cables from factories in China.  These companies are APEC’s principal competitors.  APEC however is the only power cable producer in Queensland and therefore seeks to take advantage of its comparative proximity to customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia.  APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and service the customers in those regions. In February 2011, APEC entered into a distribution agreement with one of the regional suppliers with the hope that this collaboration will bring extra business to Australia operations. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards.  Asean (Association of South East Asian Nations) Free Trade Area (AFTA) Agreements are in effect with Singapore and Thailand, among other Asian countries.

China

PEWS manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export.  After a restructuring, Epan Industries, one of the subsidiaries of Sigma-Epan, became the trading arm of PEWS. It supplies mainly to overseas transformer, motor and coil manufacturers.  It faces competition principally from overseas imports and local manufacturers.

Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in the eastern part of China.  It faces competition principally from overseas imports and manufacturers from other provinces in China.

In 2011, the Company made a strategic decision to exit the fiber optic cable market in Shandong Province by disposing of our 51% equity interest in SPFO. We observed increasing consolidation, and competition, in the fiber optic cable business in Shandong and concluded that our resources were better deployed by concentrating on our principal lines of copper-based Manufactured Products in that market.

4.3.7        Regional Considerations

The principal Asian markets in which we do business have displayed exceptional overall economic growth in recent years compared to the United States and a number of other more developed markets, subject to occasional episodes of economic and currency exchange volatility attributable to various factors including the increased risks of emerging market investment, actual or potential political instability and pandemics such as the SARS health crisis several years ago.  In some countries, the International Monetary Fund (the “IMF”) exerts considerable influence over economic policy and provides support to stabilize the domestic economy.  In general, the Asian markets in which we do business have been export-driven in recent years and have in the case of China and Singapore, for example, accumulated considerable capital reserves, which contributes to a more stable business environment.

Thailand

A substantial portion of the Company’s Thai operations, whose Manufactured Products accounted for approximately 39.4% of the Company’s net sales in 2011, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  The volume of sales of these products tends to correlate with the general level of economic activity in Thailand.  As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy.  Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives.  In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”).  Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

The Company produces and sells copper core telecommunications cable, enameled copper wire and enameled aluminum wire to Thailand market, and also export enameled wire to overseas markets. Sales of telecommunications cable, one of the Company’s leading product in Thailand, are conducted either by tender for participation in large scale telecommunications project of the Telephone Organization of Thailand Corporation Plc. (“TOT”), or direct to subcontractors of Triple T and True, the two private telephone line contractors which would be licensed by TOT with regard to particular projects. The Company generally sells enameled wire directly to electrical appliance manufacturers or an OEM for both the local and export market, and in smaller units that are sold to local dealers.

Power

In Thailand, the prevailing historical trend has been that economic growth would stimulate rapid growth in the demand for electric power, and annual rates of growth in electricity demand would outpace annual economic growth rates.  Despite the rapid growth in electricity demand, electricity consumption in Thailand remains low by international standards.  The Company believes that, in the medium to longer term, there will be an increased demand for power supply which will lead to increased demand for the Company’s power cable products from both developers of power production facilities and contractors installing power supply lines.

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market.  In 2011, the Company realized $17.0 million in revenues from SDI projects, compared to $23.6 million in 2010.  Revenue in Singapore from Distributed Products in 2011 was $4.9 million, increased by $1 million compared to the results in 2010.

The Singapore government has established targets to increase the population from 4.6 million in 2007 to approximately 6 million by the end of 2020.  This planned growth in population is expected to result in an increase in demand for residential property and construction. The Company continues to seek ways to increase its business volume in its project engineering business segment. In the first quarter of 2012, Sigma Cable has entered into three new SDI projects in Singapore valued at approximately $87 million.

China

The economy of China differs from that of most developed free-market economies in a number of respects, including structure, degree of government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position.  In recent years, the PRC government has implemented economic reform measures which emphasize decentralization, utilization of market forces and the development of foreign investment projects of which Shanghai Yayang is an example.

4.4 Property, Plant and Equipment

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, PEWS, NPC and, through November 2011, SPFO.  As of December 1, 2011, the Company disposed of its 51% equity interest in SPFO.  The following is a summary of the Company’s material facilities and operations as of December 31, 2011.

Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on a 26.79 acre site that it also owns.  Telecommunications cable and enameled wire are manufactured here.  The production facility constitutes a portion of certain property and assets which are pledged to a financial institution.

Charoong Thai owns a 24.7 acre production facility in Chachoengsao province, near Bangkok, Thailand, where telecommunications cable and power cable are manufactured.  The production facility is located on a 57.9 acre site which Charoong Thai also owns.  Neither the production facility nor the land is mortgaged.

Sigma Cable produces power cable on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation (“JTC”) for 30 years from September 16, 2000 to September 16, 2030.  JTC is a government-linked corporation and is Singapore’s largest industrial landlord.  Building assets, with a total loan value of $16.6 million are pledged to United Overseas Bank.

APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land parcel in Brisbane, Australia. The land and building therein is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately A$10.0 million (equivalent to $10.2 million).

Shanghai Yayang operates a factory that produces enameled wires, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai.  Assets consisting of buildings of $0.8 million are pledged to the Agricultural Bank of China.

PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China.  A leasehold right of industrial land use for the land has been granted for 49 years.  The land and building of $0.8 million is pledged to Agricultural Bank of China as security for a $7.9 million bank loan granted in 2003 and extended through May 2011. This facility is now further extended for one year to the end of May 2012.

Sigma-Epan leases an office space from Sigma Cable in Singapore where it employs nine individuals in its trading operations.

NPC ceased to be operational in 2006 due to unsatisfactory results and incompetent management team. The Board passed a resolution in October 2009 to re-construct NPC’s facilities to be used for production of electronic wires. The factory now occupies 44,000 total square meters, with a land usage right expiring July, 2044. NPC is situated in Ing-Chiang Township in Ningbo City in Zhè Jiāng Province, China.

All of the Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.

The production capacity and extent of utilization of the Company’s facilities varies from time to time and such information is considered to be commercially sensitive and proprietary information.

4.5 Insurance

The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft.  The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance.  In addition, the availability of insurance in China is limited, and the Company does not have business liability or disruption insurance for our operations in China.  The Company believes that it maintains insurance coverage commensurate with the nature of and risks associated with its business, to the extent that appropriate insurance is available in the markets in which we conduct business. Siam Pacific, however, encountered a slight delay when it was trying to secure insurance coverage for year 2012 as the insurance companies operating in the Thai market fear the flooding may re-occur this year. Siam Pacific is reasonably confident that ultimately it will find a suitable insurance company to cover fire, flood, and theft.

4.6 Environmental Matters

The Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment.  The Company believes that all of its operations are in compliance with, and in certain circumstances exceed, all applicable environmental laws and regulations.  The Company has not been subject to any legal, regulatory or other action alleging violations or breaches of environmental standards.  While it is difficult to accurately estimate future environmental compliance costs and potential liabilities, if any, accurately, the Company does not currently anticipate any material adverse effect on its consolidated results of operations, financial position or cash flows as a result of compliance with these laws.

Item 5: Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.  Because around 91.0% of the Company’s revenues were derived from its Manufactured Products segment for the year ended December 31, 2011, the following discussion is not presented on a segment basis.

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

       Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.  The Company’s investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies’ operating and financial policies. When the Company’s carrying value in an equity investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company has guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

       Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates, judgements, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates reflected in the Company’s consolidated financial statements include, but are not limited to, useful lives and residual values of long-lived assets, impairment assessment of long-lived assets and goodwill, allowance for accounts and other receivable, accounting for deferred income tax, income tax position, inventory valuation, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, bank deposits and all short-term highly liquid investments with an original maturity of three months and are readily convertible to known amounts of cash.

Inventories

    Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out or weighted average method.

If the expected selling price less completion costs and costs to execute sales (market) is lower than the carrying amount, a write-down is charged to expenses in cost of sales for the amount by which the carrying amount exceeds its market. When the finished goods that were previously written down to market are subsequently sold at above market, a recovery is credited to cost of sales.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

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

The Company adopted the provisions of ASC 740 to account for uncertainties in income taxes.  ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement.  The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

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

Land Land use rights Buildings Machinery and equipment Motor vehicles Office equipment	Nil 15 - 50 years 5 - 30 years 5 - 10 years 3 - 10 years 3 - 10 years

No depreciation expense is charged for construction in progress and machinery and equipment under installation.

Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. Interest capitalized for 2010 and 2011 amounted to $nil and $9, respectively. The capitalized interest was related to and has been included as part of the cost of Ningbo Pacific’s construction in progress.

When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

In 2006, the Company terminated the Ningbo Pacific joint venture and liquidated its major equipment at the Ningbo Pacific facility. In October 2009, the Company has made a resolution to acquire additional 5.42% shareholding of Ningbo Pacific from the Republic of China (“PRC”) joint venture partner. The Company plans to resume manufacturing operation with new constructed facilities at the Ningbo Pacific site.  The acquisition of additional shareholding is expected to be completed in early 2013.

Goodwill

Goodwill represents the excess of the cost of purchased business over the fair value of the underlying net assets acquired. Goodwill, is not amortized, but tested for impairment at least annually or more frequently if circumstances indicate that impairment may exist.  The Company determined it has three reporting units in which the entire goodwill was allocated to manufactured product segment.

In accordance with ASC 350 “Intangible – Goodwill and Others”, (“ASC 350”), the Company performed a two-step test to assess goodwill impairment as of December 31, 2011. First, the Company identifies potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company determines fair value using a discounted cash flow approach and makes reference to the market capitalization of the Company. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss.

Based on the Company’s assessment conducted as of December 31, 2011, the Company recognized goodwill impairment charges of $8.8 million, and the carrying amount was $nil as of December 31, 2011.

Investments

Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such designation as of each balance sheet date.

The Company accounts for its investments in equity securities of privately-held companies as cost method investment in accordance to ASC 325, “Investments – Others” as these securities do not have readily determinable fair value. Investments in which the Company does not have a controlling interest or an ownership voting interest to exert significant influence, and which are not publicly traded are accounted for at cost

The Company accounts for its investments in equity securities that have readily determinable fair value using ASC 320, “Investments – Debt and Equity Securities”. Equity securities are classified as available-for-sale, as the Company does not trade in these securities, but rather they are held as longer term investments due to business relationships with the entities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity.  Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income.  The cost of securities sold is based on the specific identification method.  Interest and dividends on securities classified as available-for-sale are included in investment income.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting under ASC sub-topic 323-10, (“ASC 323-10”), Investments—Equity Method and Joint Ventures: Overall, and included as investment in equity investees in the balance sheets. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss is included as share of income (losses) in equity investees in the consolidated statements of operations. An investor shall record its proportionate share of the investee’s equity adjustments for other comprehensive income (e.g. foreign currency items, etc) as increase or decrease to the investment account with corresponding adjustment in equity. The Company evaluated the investment in equity investee for impairment under ASC 323-10. An impairment loss on the investment in equity investee is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

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

In 2009, 2010 and 2011, the Company recorded an impairment charge of $nil, $346 and $nil, respectively, related to certain available-for-sale investment.

Impairment of Long-Lived Assets

  The Company accounts for impairment of long-lived assets in accordance with ASC 360, “Property, Plant and Equipment”.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In such instances, the Company estimates the undiscounted future cash flows that result from the use of the asset and its ultimate disposition.  If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset group, determined principally using discounted cash flows.

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

There was no impairment charge in 2010. In 2011, the Company recorded an impairment charge of $25 related to the damage to Siam Pacific’s machinery due to the flooding in Thailand. The impairment is stated as a line item, “Charges related to flooding” within operating expenses.

Account Receivables and allowance for doubtful accounts

Accounts receivables are stated at face value less any allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.

Lease obligations

In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out below under property, plant and equipment.

Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

Revenue Recognition

Revenue represents the invoiced value of goods sold, net of value added tax and returns, invoiced value on distribution activities, and service fee income on installation activities.  Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

Sales of manufactured goods and distributed products

The Company recognizes revenue from the sale of manufactured goods and distributed products upon passage of title to the customer that coincides with their delivery and acceptance. These revenue recognition are recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 104. The Company recognizes its revenue of sale of distributed products at gross as the Company is the primary obligor in the transaction.

The Company classifies shipping and handling costs incurred within cost of sales.

Supply, Delivery and Installation

The Company’s supply, delivery and installation services are considered as multiple elements arrangements and are accounted for in accordance with ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC 605-25”). Elements such as installation service and sale of cables are considered as separate elements contained in a single arrangement, or in related arrangements with the same customer. The Company allocates revenue to each element based on its relative fair value. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specified return or refund privileges.  The Company prospectively adopted Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), a consensus of the FASB Emerging Issues Task Force that amends ASC 605-25, on January 1, 2011.

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of vendor-specific objective evidence or third-party evidence of selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 does not have a material effect on our financial statements, the units of accounting and the pattern and timing of revenue recognition is not changed materially.

The Company recognizes revenue from installation activities using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with ASC 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. The timing of revenue recognition of cable sales and installation services are substantially identical.

Bill-and-hold arrangements

     The Company recognizes revenue of sale of cables under bill-and-hold arrangements requested by certain customers in Thailand, in accordance with SAB 104.

As at December 31, 2009, 2010 and 2011, the revenue recognized under bill-and-hold arrangements where the cables were not yet delivered was $8.6 million, $17.9 million and $5.8 million, respectively.

Customers’ incentive

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

Foreign currency transactions are recorded at the applicable rates of exchange in effect at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date.  Gains and losses from foreign currency transactions are recorded in the consolidated statements of operations.

Foreign Currency Forward Contracts

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

Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged items that relate to the hedged risks. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair values of derivatives not qualifying as hedges are reported in the consolidated statements of operations.

The Company’s subsidiaries use forward foreign exchange contracts to reduce their exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.  Realized and unrealized gains and losses on foreign exchange contracts are included as foreign exchange gains or losses in the consolidated statements of operations as such contracts do not qualify for hedge accounting.

As of December 31, 2010 and 2011, the Company had outstanding forward exchange purchase contracts with notional values of $nil and $2,317, respectively. The outstanding forward exchange contracts as of December 31, 2011 matured in January 2012. The Company records these contracts at fair value with the related gains and losses of $nil, $nil and $64, for the years ended December 31, 2009, 2010 and 2011, respectively in the consolidated statements of operations.

Copper Future Contracts

Copper future contracts are designed to manage the Company’s consolidated exposure to change in inventory value due to fluctuations in market prices for selected operating units. Within the ordinary course of business the Company routinely enters into purchase transactions for copper. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of receipt or delivery of the copper in accordance with the Company’s expected sales or production timing or usage requirements. Such contracts are not within the scope of hedging accounting, or derivatives. To date, these contract positions have not had a material effect on the Company’s financial position, results of operations or cash flow.

Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share are calculated in accordance with ASC 260, “Earnings Per Share”.  There are no dilutive equity instruments for all periods presented.

Fair Value Measurements

Effective from January 1, 2008, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. Under ASC 820, fair value is defined as the price that would have been received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•     Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•     Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•     Level 3 - Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

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

The carrying amounts of financial instruments, including cash and cash equivalents, bank deposits, trade receivables, other current assets, trade payables, related party balances and other liabilities approximate their fair value due to the short-term maturities of such instruments.

Recent Pronouncements

In May 2011, the FASB issued an additional guidance ASU 2011-04  “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” which clarifies the application of existing fair value measurement and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued an ASU 2011-05“Presentation of Comprehensive Income” which amended guidance for the presentation of comprehensive income. The amended guidance requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amended guidance also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The amended guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company believes the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on its financial statements or results of operations. The Company plans to adopt this standard with effect during and from the interim period ended March 31, 2012.

In December 2011, ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the  Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. This ASU defers the changes in ASU 2011-05 that relate to the presentation of reclassification adjustments and supersedes certain pending paragraphs. ASU 2011-12 will be applied retrospectively. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company believes the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on its financial statements or results of operations. The Company plans to adopt this standard during the interim period ended March 31, 2012.

5.2 Selected Gross Margin Data

This discussion should be read in conjunction with the information contained in our Financial Statements presented in Item 18 of this Annual Report.

Results are analyzed and reported along the lines of our three principal business segments, consisting of Manufactured Products, SDI project engineering, and Distributed Products.  The operating data that senior management collects and analyzes from our operating subsidiaries include, in certain cases, certain limited information regarding results along product lines that are components within our Manufactured Products segment.  For the benefit of our shareholders, included in the summary table below are certain results for product lines within our Manufactured Products segment with regard to net sales, gross profit and gross profit margin for the periods covered.  The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of US$)

(Figures in 2009 and 2010 were restated to reflect the results of discontinued operations of SPFO. For details, see “Item 5.3: Operating Results”)

	2009	2010	2011
Net Sales:
Manufactured Products:
Telecommunications wire and cable	$26,011	$44,917	28,580
Power cable	102,972	148,300	200,673
Enameled wire	135,145	202,842	200,221

Total Manufactured Products	264,128	396,059	429,474
Supply, delivery and installation of wires and
cables	34,008	23,600	16,972
Distributed Products	28,102	26,935	25,500
Total net sales	326,238	446,594	471,946
Gross profit:
Manufactured Products:
Telecommunications wire and cable	3,593	13,417	6,529
Power cable	8,602	25,233	26,487
Enameled wire	2,093	14,778	9,860

Total Manufactured Products	14,288	53,428	42,876
Supply, delivery and installation of wires and
cables	889	242	57
Distributed Products	1,517	1,379	2,955
Inventory Impairment	23,949	1,974	(1,993)
Total gross profit	40,643	57,023	43,895
Gross profit margin:
Manufactured Products:
Telecommunications wire and cable	13.8%	29.9%	22.8%
Power cable	8.4%	17.0%	13.2%
Enameled wire	1.5%	7.3%	4.9%

Total Manufactured Products	5.4%	13.5%	10.0%
SDI Project engineering	2.6%	1.0%	0.3%
Distributed Products	5.4%	5.1%	11.6%
Total gross margin	12.5%	12.8%	9.3%

Note: Inventory impairment is separated from calculation of total manufactured gross margin but included in the total gross profit.

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

5.3.1 Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs.  Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for majority of the cost of sales in 2011.

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

Average copper prices per metric ton have increased by 17% from $7,534 in 2010 to $8,826 in 2011 (four quarters average). Gross profit margins for Manufactured Products in 2010 were on average at 13.5% compared to 10.0% in 2011.

Copper prices indicated in this report are quoted from the LME index.  The 2010 and 2011 copper prices are as follows:

		2011	2010
Average LME copper price ($/Ton)	1Q	9,641	7,232
	2Q	9,314	7,027
	3Q	8,710	7,242
	4Q	7,641	8,636
	Year	8,826	7,534

The average copper price in February 2012 on the LME was $8,591 per metric ton.

Net Sales

Total sales of manufactured product increased by $33.4 million, or 8.4%, from $396.1 million in 2010 to $429.5 million in 2011. Sales of power cable increased by $52.4 million in 2011, or 35.3%, due to an increasing demand in Thailand and Australia as a result of expanded government and private construction contracts. Sales of enameled wire on the other hand decreased by $2.6 million, due to reduced customer demand in all of the enameled wire manufacturing sites, i.e., Charoong Thai, Siam Pacific, PEWS, and Shanghai Yayang. Sales of telecommunication cable were reduced by $16.3 million, as the government projects in Thailand shrank.

Revenue from supply, delivery and installation of wires and products in Singapore decreased in 2011 by $6.6 million, or 28.1% due to reduced Singapore government budget.  However, we do perceive some positive signs that the government’s spending is getting back on track and more tenders are expected in 2012 and beyond.

Revenue from Distributed Products was at $25.5 million in 2011, down from $26.9 million in 2010.  An overall strategy to boost sales and gross margin is underway beginning the second quarter 2012.

The following table shows the percentage share and dollar value (in thousands) of net sales of the respective geographical locations of manufacturing plant of Manufactured Products only and all products and services with respect to our total sales in 2011:

	Manufactured products only		All products and services
Thailand	43.3%	$186,034	42.0%	$198,077
Singapore	12.2%	$52,353	17.6%	$74,227
Australia	13.7%	$58,932	13.0%	$61,457
China	30.8%	$132,155	27.4%	$138,185
Total	100.0%	$429,474	100.0%	$471,946

Gross Profit

Gross profit for 2011 was $43.9 million, representing a decrease of $13.1 million, or 23.0% down compared to $57.0 million in 2010.  The decrease was primarily attributable to the raw material (copper) cost that we were unable to pass on fully to our customers. In addition, our factory utilization was less than that of 2010, and thus we were unable to pass on the increased cost to our customers.

Apart from the inventory impairment of $2.0 million, gross profit contributed by sales of manufactured products was $42.9 million in 2011 compared to $53.4 million in 2010, a decrease of 19.7%, for the reason given above. The relative contribution to gross profit from Manufactured Products for 2010 and 2011 is as follows:

	2010	2011
Manufactured Products:
Telecommunications wire and cable	25.1%	15.2%
Power cable	47.2%	61.8%
Enameled wire	27.7%	23.0%

Total	100.0%	100.0%

The contribution to gross profit from each segment line (and the components within the manufactured products segment) for 2010 and 2011 is as follows:

	2010	2011
Manufactured Products:
Telecommunications wire and cable	23.5%	14.9%
Power cable	44.3%	60.3%
Enameled wire	25.9%	22.5%
Total	93.7%	97.7%
Supply, delivery and installation of wires and cables	0.4%	0.1%
Distributed Products	2.4%	6.7%
Inventory impairment	3.5%	(4.5%)
Total	100.0%	100.0%

Overall gross profit margins decreased from 12.8% in 2010 to 9.3% in 2011 (reason as given above).  Gross profit margins for Manufactured Products also decreased from 13.5% in 2010 to 10.0% in 2011.  Manufactured Products and SDI project segments posted lower gross margin (reason as given before), as the competition from four Korean contractors, i.e., ILJIN Electric Co. Singapore Branch, LS Cable & System Ltd. Singapore Branch, Taihan Electric Wire Co., Ltd., and Hi Power Pte. Ltd., are bidding at the lowest price possible, thus driving down the gross margin generation for this sector. Gross profit from telecommunication cables posted a lower margin, as the price competition has become more and more intense.

Operating Profit

In 2011, we recorded a reversal of  allowance for doubtful accounts of $1.5 million, owing to the fact that one of the major customers of Siam Pacific, A.S. Associated Engineering (1964) Co., Ltd. continued to settle the long outstanding trade receivables.  Our internal controls provide that we perform a detailed review of our outstanding receivables, and make adjustments to our estimate to reflect significant delinquent accounts receivable.  The Company is not aware of any significant delinquent accounts receivable that have not already been adequately reserved.  In addition, we believe that our periodic allowance for doubtful accounts will continue to not have a material impact on our liquidity.

Overall Selling, General and Administrative (“SG&A”) expenses increased by $1.8 million, mainly due to the increase in transportation charges in APEC by $0.8 million resulted from the increase in fuel cost. The remaining variance was owing to currency translation adjustment.

Accounts receivable, net of allowance for doubtful accounts, decreased by $46.1 million from December 31, 2010 of $144.5 million to $98.3 million as of December 31, 2011.  The decrease in accounts receivable reflects our continuous effort in collecting outstanding debt in a time of global economic uncertainty. The overall Day of Sales Outstanding stands at approximately 92 days, improved as compared to that of 2010 where the number showed 102 days to get the sales proceeds collected.

Exchange Gain/Loss

The exchange rates at end of December 31, 2010 and 2011 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	December 31, 2010	December 31, 2011
Foreign currency to US$1:
Thai Baht	30.16	31.51
Singapore $	1.29	1.295
Australian $	1.00	0.976
Chinese RMB	6.60	6.294

Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or other foreign currencies in the Company resulted in unrealized and realized foreign exchange loss of $1.3 million in 2011.

Impairment of Investment

There have been no investment impairment losses recorded in 2011.

Other Income

Other income refers to scrap sales of copper as a result of testing and quality control process and dividend income received.

Bill-and Hold Transactions

 During 2011, Charoong Thai entered into bill-and-hold arrangements with certain customers in Thailand. The Company recognized the revenue under such bill-and-hold arrangements in accordance with SAB Topic 13A.3.a, “Bill-and-hold Arrangements”. As of December 31, 2011, the revenue recognized under bill-and-hold arrangements where the cables were yet delivered was $8.6 million, compared to $17.9 million as of December 31, 2011.

Discontinued Operations

The divesture of Shandong Pacific Fiber Optics Co. Ltd (“SPFO”) was an important goal, and accomplishment, of the Company’s board of directors and management to enable the Company to focus on its core wire and cable businesses that are more profitable and thereby increase shareholder value.

While SPFO has been one of the larger manufacturers of fiber optic cable in Shangdong Province, the Company believes that an oversupply of fiber-optic cable products limits the opportunities for sustained development of what is a non-core product line for the Company. In addition, the fiber-optic cable sector throughout China has been dominated by a few large players, who together account for more than 80% of sales of fiber-optic cable products. This market concentration has made competition difficult for companies, such as the Company, that have not committed substantial resources to the fiber optic industry, and SPFO faces additional challenges, such as obtaining raw materials like optical fiber at prices that are competitive in the market place. Moreover, the Chinese government is encouraging further consolidation of fiber and cable manufacturers, and it is not part of the Company’s current business strategies to put substantial investment in this market sector.

The Company successfully entered into an agreement to sell its 51% interest in the SPFO joint venture to a group of third party investors in exchange for a total cash consideration of RMB 18.5 million (approximately $2.9 million), effective upon the directors approval on September 7, 2011. The share transfer was completed on December 1, 2011. Consequently, the Company’s deconsolidated SPFO effective December 2011. The Company recognized $2.0 million gain on disposal of a subsidiary in the consolidated of operations.

Goodwill Impairment

Goodwill of $8.8 million as of December 31, 2010 relating to the manufactured products segment and the changes in the carrying amount of goodwill are as follows:

Balance, December 31, 2010	$ 8,801
Disposal of a subsidiary	(10)
Impairment	(8,791)
Balance, December 31, 2011	$ –

In accordance with ASC 350, the Company assessed the fair value of the reporting unit as of December 31, 2011. The Company adopted the discounted cash flow approach and, considering that the reporting unit constituted the majority of the overall consolidated group, by reference to the closing price of its Common Shares on that date as well as an assumed control premium. From January 2011 to December 2011, the stock market downturn caused a decline in the Company’s stock price by 54.8%, which resulted in a significant reduction in the Company’s market capitalization. As of December 31, 2011, the assessed fair value was below the carrying value of the reporting unit. The Company then performed a hypothetical purchase price allocation using the fair value of reporting unit and determined that the goodwill was fully impaired. As a result, the Company recognized a goodwill impairment charge of $8.8 million for the year ended December 31, 2011 as a separate item in the consolidated statements of operations.

Thailand Flood Losses

       Siam Pacific suspended operations temporarily in the fourth quarter of 2011 due to damage sustained from the region’s recent flooding. The Siam Pacific facility, located 30 kilometers (18.6 miles) north of Bangkok, manufactures enameled wire and communication wire.  The facility sustained water damage, as the water level reached approximately 1.5 meters which damaged some of the machinery and equipment in the plant, as well as some of the inventory in the warehouse. As a result, the Company recorded $3.9 million of flood-related charges, including fixed asset impairments, recovery charges and a write-down of damaged inventory and recognized $0.9 million of deferred tax asset related to the charges in 2011. These charges are separately stated as a line item, “Charges related to flooding” within operating expense on the consolidated statements of operations.

The Company’s insurance policy covers the flood damage to the building, machinery, and inventory; however, it does not cover losses due to the business disruption.  The process of submitting claims to the Company’s insurers is in its early stages and the Company is unable to determine how much of its losses will be covered by insurance.

        Income Taxes

Income tax expense was $4.6 million in 2011 compared to $6.4 million in 2010. The fluctuation was mainly due to the decrease in pre-tax income and non-deductible expense of goodwill impairment.

5.3.2 Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

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

Net Sales

Sales of manufactured product increased by $131.9 million, or 50.0%, from $264.1 million in 2009 to $396.1 million in 2010. Sales of power cable increased by $45.3 million in 2010, or 44%, due to an increasing demand in Thailand as a result of expanded government and private construction contracts, coupled with increase in Australia due to much higher sales prices. Sales of enameled wire also increased, by 50.1% to $202.8 million.  In Thailand, enameled wire sales increased by $28.9 million due to much more demand locally. Elsewhere enameled wire sales in CCH HK also increased to produce over $86.8 million in 2010 compared to $64.3 million in 2009. Shanghai Yayang even increase its sales of enameled wire up to nearly $40.0 million in 2010 compared to $23.3 million in 2009 due to the heavy demand from eastern part of China customers. Sales of telecommunication cable, however in Thailand, the fiber optic business (i.e. telecommunication cable) picked up to $44.9 million in 2010 from $26.0 million in 2009.

Revenue from SDI project engineering in Singapore decreased in 2010 by $9.2 million, or 28.1% down as phase I of the government sponsored casino projects came to an end in mid-2010.

Revenue from Distributed Products was at $27.1 million in 2010, down from $28.1 million in 2009.

The following table shows the percentage share and dollar value (in thousands) of net sales of the respective geographical locations of manufacturing plant of Manufactured Products and provision of Distributed Products and SDI services with respect to our total sales in 2010:

	Manufactured products only *		All products and services *
Thailand	48.0%	$190,364	45.6%	$203,758
Singapore	8.7%	$34,248	14.5%	$64,783
Australia	11.4%	$45,053	10.4%	$46,289
China	31.9%	$126,394	29.5%	$131,764
Total	100.0%	$396,059	100.0%	$446,594

* Figures in 2010 were restated to exclude revenue of SPFO which was presented as discontinued operations. See ”Item 5.3.1.”

Gross Profit

Gross profit for 2010 was $57.0 million, representing an increase of $16.4 million, or 40.3% compared to $40.6 million in 2009.  The increase was primarily attributable to the raw material cost increases and which we were able to pass on to our customers, while some of the fixed costs would stay at the same level. The upward adjustment of copper prices was in line with the general increase over the course of 2010 in commodity prices.

Apart from the write-back of inventory impairment of $2.0 million, gross profit contributed by sales of Manufactured Products was $53.4 million in 2010 compared to $14.3 million in 2009, an increase of 273.4%.  The increase in gross profit from sale of Manufactured Products is due to the higher sales price chargeable to customers across various markets in which the Company operates.  The relative contribution to gross profit from Manufactured Products for 2009 and 2010 is as follows:

	2009	2010
Manufactured Products:
Telecommunications wire and cable	25.1%	25.1%
Power cable	60.2%	47.2%
Enameled wire	14.7%	27.7%

Total	100.0%	100.0%

The contribution to gross profit from each segment line (and the components within the manufactured products segment) for 2009 and 2010 is as follows:

	2009	2010
Manufactured Products:
Telecommunications wire and cable	8.8%	23.5%
Power cable	21.2%	44.3%
Enameled wire	5.2%	25.9%
Total	35.2%	93.7%
Supply, delivery and installation of wires and cables	2.2%	0.4%
Distributed Products	3.7%	2.4%
Recovery of inventory impairment	58.9%	3.5%
Total	100.0%	100.0%

Overall gross profit margins slightly increased from 12.5% in 2009 to 12.8% in 2010.  Gross profit margins for Manufactured Products greatly increased from 5.4% in 2009 to 13.5% in 2010. Both CTW and PEWS all suffered setback in terms of losing gross margins when compared with that of last year’s due to pricing issues. Gross margin of power cable increased to 17.0% in 2010 from 8.4% in 2009.

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

Other than allowance for doubtful accounts, overall SG&A expenses increased by $4.7 million, as a portion of the corporate expenditure went to attending the road shows and investor relationship related activities in 2010. In addition, when business picks up, the headcount inevitably will increase, headcount number has increased by 102, up from 1,602 from beginning of 2010. Total SG&A expenses, when compared with that of 2009, increased by 19.4%.  Recovery for doubtful accounts in 2010 was amounted to $0.9 million, mostly relating to a trade receivable in Thailand as the repayment progress has exceeded management’s expectations.

Accounts receivable, net of allowance for doubtful accounts, increased by $42.7 million from December 31, 2009 of $101.8 million to $144.5 million as of December 31, 2010.  The increase in accounts receivable was attributable to more sales have been generated. The overall Day of Sales Outstanding stands at approximately 91 days, down from that of 2009 where the number showed 89 days to get the sales collected.

Exchange Gain/Loss

The exchange rates at end of December 31, 2009 and 2010 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	December 31, 2009	December 31, 2010
Foreign currency to US$1:
Thai Baht	33.33	30.16
Singapore $	1.40	1.29
Australian $	1.11	1.00
Chinese RMB	6.83	6.60

Based on the above rates, the foreign currency transactions which took place in 2010 in all of all operating units reported a realized foreign exchange gains of $3.0 million.  The realized exchange gains, mainly arising from Thailand operations, was due to 1) the appreciation of Thai Baht during 2010 and 2) the early settlement of trust receipts denominated in Thai Baht, when the trust receipts were bought in at a lower exchange rate.

Impairment of Investment

The impairment of investment in 2010 represents the impairment loss in TT&T securities in Thailand, owned by Siam Pacific. In the past, the unrealized loss, net of tax, was reported in separate component of shareholders’ equity. In 2010, the Company considered the continuing decrease in fair value was other-than-temporary and recognized such impairment loss in the consolidated  statements of operations.

Other Income

Other income in 2010 decreased by $1.08 million, compared with that of 2009 at $2.1 million.  The decrease in 2010 consisted of less scrap sales, and less dividend from other long-term investment when compared with that of 2009.

Income Taxes

Income tax expense was $6.4 million in 2010 compared to $4.6 million in 2009. The fluctuation was mainly due to the net effect of the increase in pre-tax income and utilization of prior year tax losses.

5.4 Liquidity and Capital Resources

As of December 31, 2011 we had $76.7 million in cash and cash equivalents, primarily in bank accounts and cash on hand, and none of which was in unrestricted or restricted short-term bank deposits.  Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities.  Our primary financing needs will continue to be available to purchase and replacement of property, plant and equipment and future acquisitions.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and joint venture holdings.  Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations.  Corporate needs are funded primarily through distributions from our subsidiaries.  Although we have no current intention to pay dividends, we would rely upon distributions of dividends from our subsidiaries in order to do so.  As noted in our risk factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us.  Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.  We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section.  Distributions may also be restricted as the result of objections by minority shareholders of our subsidiaries and current cash requirements of the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs with the timing of distributions.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions.  Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $316.4 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon.  These arrangements do not have termination dates but are reviewed annually for renewal.  As of December 31, 2011, the unused portion of the credit lines was approximately $224.6 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts.  As of December 31, 2011, the Company had open letters of credit totaling $49.6 million.  Liabilities relating to the letters of credit are included in current liabilities.  There is no seasonality to the company’s borrowing, nor is there any restriction on the use of such borrowing.

Net cash provided by operating activities in the fiscal year ended December 31, 2011 was $22.6 million, as compared to $2.6 million of net cash used by operating activities in the fiscal year ended December 31, 2010.  Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period.  Our days of sales outstanding as December 31, 2011 were 92 days, as compared to 102 days as of December 31, 2010.  The improvement in DSO as of December 31, 2011 is due to re-enforcing collection efforts based on various company policies across the group. Also contributing to the net cash provided by operations in 2011 were two non-cash items 1) Impairment of goodwill of $8.8 million and 2) depreciation of $6.5 million, and one cash item: reduction in accounts receivable of $34.1 million.  Net cash used in investing activities amounted $13.9 million, incurred for the purchase of machinery and equipment at APEC, CTW, and NPC sites of $8.9 million. Proceeds from financing activities amounted to $5.6 million, mostly from a loan to re-construct the NPC plant.

We engage in various transactions with PEWC, including the purchase of certain raw materials and the distribution of PEWC products mainly in Singapore.  The Composite Services Agreement contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us.  Under the Composite Services Agreement, the material terms of which are summarized in the “Material Contracts” section, there are no obligations binding on the Company in favor of PEWC, nor are there any pre-established purchase commitments for copper.  As such, the Composite Services Agreement should not impact cash flows or liquidity until such time as actual purchases are made in the ordinary course of business such as for the purchase of raw materials.  The Composite Service Agreement may, however, impact operations to the extent that PEWC is not able to fulfill its obligations, such as supplying copper, and copper is not otherwise readily available on comparable terms from other market sources.  Cash generated by operations and borrowings, when needed, from our credit facilities have been the primary sources of funding purchases under the Composite Services Agreement, and we believe these sources will continue to provide sufficient funds for future purchases under this agreement.

On December 1, 2011, the Company exited from a non-core business in Shandong Province, China with the sale for approximately $2.9 million of its 51% interest in SPFO, a fiber optic cable joint venture. The Company had previously invested a total of $2.5 million to start up and develop the business at SPFO.

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

5.5 Research and Development

The Company does not currently engage in its own research and development.  Under the Composite Services Agreement with PEWC described herein, the Company benefits from research and development conducted by PEWC at little or no cost to the Company.  Most recently, the Company utilized technology from its parent company, PEWC, to assist in developing the Company’s new business line of electronic wire being manufactured in NPC’s facility.  Accordingly, the Company has not made material expenditures on or commitments to research and development since formation.

5.6 Trend Information

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•         Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2011, the copper prices have gone from $9,555 per metric ton in the beginning of the year to less than $7,600 per metric ton at end of year. This decrease caused the Company to provide more of its inventory impairment, which amounted $2 million in year 2011. The copper price however bounced back in the beginning of 2012 and reached over $8,400 per metric ton. Our impairment will be completely consumed if the price remains stable for first half year of 2012.

•         Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private investments in communications, power and industrial projects and programs that utilize our products.

See “Quantitative and Qualitative Disclosures About Market Risk.”

5.7 Off-Balance Sheet Arrangements

There have been no off-Balance Sheet arrangements for the year ended December 31, 2011 and up to the date of this annual report.

5.8 Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2011:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank loans and overdrafts	$67,351	$67,351	-	-	-
Capital lease obligations (principal amount only)	$1,135	$882	$253	-	-
Finance charges on capital lease obligations	$57	$40	$17	-	-
Operating lease obligations	$4,662	$866	$1,093	$349	$2,354
Capital commitment relating to installation of equipment and acquisition of machinery	$1,000	$1,000
Capital commitment relating to repair and maintenance consulting service	$3,200	$3,200
Purchase obligations for copper cathodes	$242,958	$242,958	-	-	-
	$320,363	$316,297	$1,363	$349	$2,354

For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18:  “Financial Statements.”

Item 6: Directors, Senior Management and Employees

 6.1 Directors and Senior Management

There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office.  As of December 31, 2011, there were a total of 9 directors on the Board, including three independent directors, Mr. Anson Chan,  Dr. Yichin Lee, and Dr. Lambert Ding.  On October 7, 2011, at the Annual General Meeting, the shareholders passed a resolution whereby the minimum number of directors be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of the Company.  All directors are subject to annual election by the shareholders of the Company.  Each of the directors was reelected at the Company’s annual general meeting of the shareholders held on October 7, 2011. Officers generally hold office for such period and upon such terms as the Board may determine.

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

Certain officers and directors of the Company are or were also officers and directors of PEWC and/or PEWC affiliates, as described below.  A brief professional summary for each member of the Board of Directors and senior management is as follows:

Mr. Anson Chan has been an independent member of the Company’s Board of Directors and a member and Chairman of the Audit Committee and compensation committee since 2007.  Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008.

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

Dr. Lambert Ding was appointed March 17, 2011 as an independent member of the Board of Directors. Dr. Ding is the president and CEO of Union Environmental Engineering Services and before that, he was an associate professor at Yuan Ze University. Dr. Ding holds a Doctor of Philosophy degree from the University of Southern California, awarded in 1989. He is also a Registered Environment Assessor and holds several patents. Dr. Ding serves as a member of the audit committee and compensation committee.

Mr. Michael C. Lee has been a member of the Company’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd.  Mr. Michael C. Lee is not related to Dr. Yichin Lee.

Dr. Yichin Lee has been an independent member of the Company’s Board of Directors and served on the Audit Committee since 2007. He is also a member of the compensation committee.  Dr. Lee is the Managing Director of FCC partners, Inc. and CEO of Giga Media Limited.  Dr. Yichin Lee holds a doctorate degree in Resource Planning and Management from Stanford University.  Dr. Yichin Lee is not related to Mr. Michael C. Lee.

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

Mr. Carson Tien has been with PEWC or one of its affiliates such as APWC for his entire career.  He started out as engineer in PEWC’s Tao Yuan, Taiwan plant in 1969 and later was promoted to plant manager in 1977.  In 1990 Carson again was promoted to Assistant VP responsible for Engineering and Manufacturing in PEWC.  He then in 1996 was transferred from PEWC to APWC to head the Shenzhen, China plant as President of PEWS.  In 2005, he was appointed as Chief Operating Officer at APWC headquarters.

Mr. Frank Tseng was appointed as Chief Financial Officer and Non-Resident Company Secretary effective October 22, 2009.  Mr. Tseng previously served as the Deputy CFO for ABB Taiwan.  Prior to that, he served as the Financial Controller of the Asia Pacific region of Phoenix Technologies Co., a NASDAQ-listed California Silicon Valley-based high-tech company.

On March 15, 2011, Mr. Gai Po Lee resigned from the Board of Directors from the Board of Directors.

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

The Audit Committee is composed of Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert Ding, with Mr. Chan serving as the chairman of the Audit Committee.

The Audit Committee, as currently constituted, complies with the requirements of Regulation 10A-3 of the Exchange Act and the corporate governance requirements of NASDAQ.

  6.3 Compensation Committee

On June 13, 2008, the Board authorized the formation of a Compensation Committee to assist the Company in determining the compensation to be paid to the executive directors of the Company.  According to the terms of reference under which it operates, the Compensation Committee is authorized to:  (i) review and recommend to the Board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of the Company and its principal operating subsidiaries; (ii) review new executive compensation programs, review on a periodic basis the operations of the Company’s executive compensation programs to determine whether they are properly coordinated, establish and periodically review policies for the administration of executive compensation programs, and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. Mr. Yuan Chun Tang, the Company’s Chief Executive Officer, serves in a non-voting advisory capacity to the Compensation Committee.

6.4 Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2011 was approximately $1.70 million.  As of March 31, 2012, our directors and executive officers beneficially owned approximately 50,000 Common Shares representing approximately 0.4% of the issued and outstanding Common Shares.  The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws of Bermuda or Taiwan.

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

 6.5 Employees

The Company employed a total of 1,369 employees as of December 31, 2011 (the headcount number of SPFO is excluded as it was disposed of in December 2011), of which about 18.2% were administrative and management personnel.  Approximately 49% of employees were located in Thailand, 36% in China, 9% in Singapore and 4.8% in Australia.  Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore.  Contributions to the plans are made on an annual basis and totaled $1.1 million in 2011.  Additionally, the Company has several defined benefit plans in accordance with Thailand labor law.  In its Thai subsidiaries, the Company must pay a retiring employee from one to ten times such employee’s salary rate during his or her final month, depending on the length of service.  During 2011, the Company’s total expenses under this labor law were $0.3 million.  These plans are not funded and the amount is recognized and included in Other Current Liabilities in the Company’s balance sheet.  The Company settles it obligations as and when employees retire.  The accumulated benefit obligations under this plan amounted to $2.9 million as at December 31, 2011.

Approximately 27% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore.  Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly.  All other worker benefits and employment terms are included in the collective agreement.  The Company believes that approximately 100% and 99% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions.  These unions generally operate in accordance with related labor regulations in China.  Approximately 15% of the employees of APEC are members of the Australian Workers’ Union.  None of the employees of the other operating subsidiaries of the Company are members of a union.

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

Item 7: Major Shareholders and Related Party Transactions

 7.1 Major Shareholders

On March 27, 2009, PEWC acquired 1,410,739 Common Shares of the Company from SOF, which amount represented 51% of the Common Shares then held by SOF. Following that transaction, PEWC and SOF held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively.  As of July 1, 2011, SOF transferred and conveyed its ownership interest in the 1,355,415 Common Shares held by it to COF.  The remaining 24.6% of the issues and outstanding Common Shares are publicly traded in the U.S. on the NASDAQ Capital Markets tier.

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2012 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group.  The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers.  The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd. (1)	9,075,354	65.617%
MSD Credit Opportunity Master Fund, L.P. (2)	1,355,415	9.800%
Directors and Officers of the Company	50,000	0.362%

(1) PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly‑owned subsidiary, Moon View Ventures Limited, a BVI company, which beneficially owns 7,307,948 Common Shares, and as a result of PEWC’s control of its indirect wholly‑owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 356,667 Common Shares.

(2)  MSD Credit Opportunity Master Fund, L.P. is the record and direct beneficial owner of the securities.  MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Credit Opportunity Master Fund.  MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC Management, L.P.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP) and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares beneficially owned by MSDC Management.  Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.

The Company has 6,166,154 Common Shares that are registered securities, of which 3,400,000 Common Shares are publicly-traded on the NASDAQ Capital Markets tier, which represents 24.6% of the issued and outstanding Common Shares.  The remaining registered securities, 2,766,154 Common Shares, are held by PEWC and COF, and are subject to trading restrictions under Rule 144 promulgated under the Securities Act.  Other than the approximately 50,000 Common Shares held by directors or officers who are not resident in the United States and the 1,410,739 registered securities held indirectly by PEWC, the Company believes that substantially all of its registered securities are held by U.S. residents.  The Company has no means to definitively confirm that belief, however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders.  Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), the Company believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.

 7.2 Related Party Transactions

The Company incurs ordinary course trade payables with PEWC in connection with copper purchases under the Composite Services Agreement and the sale by the Company of Distributed Products on behalf of PEWC.

As of December 31, 2011 and the latest practicable date, the Company, including its subsidiaries, had a net principal balance outstanding of $10.4 million borrowed from subsidiaries of PEWC. This short-term indebtedness is payable on a demand basis and does not accrue interest.

The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least no less favorable than terms available in arms-length transactions with unaffiliated parties.

Other than the Amended and Restated Shareholders Agreement, the Company is not a party to any agreements, and has not engaged in any other transactions, with COF or SOF, or to the Company’s knowledge, their owners.  For a more detailed description of the Company’s obligations under the Shareholders Agreement, see the risk factor entitled “Obligations under Amended and Restated Shareholders Agreement.”

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Shenzhen and Thailand.  The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement.  The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement.  The amount of such annual management fee was $239,000 as of December 31, 2011.

Additional details regarding related party balances as of December 31, 2011 and related party transactions, including copper purchases from PEWC, are disclosed in Note 17 of our audited consolidated financial statements in Item 18:  Financial Statements.

There have been no other related party transactions or contracts entered into between PEWC and APWC in 2011.

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

8.2 Dividend Policy

To date, the Company, a Bermuda company formed in 1996, has not paid any dividends.  While the Company has no present intention to pay dividends, should it decide in the future to do so, as a holding company the Company’s ability to pay dividends, as well as to meet its other obligations, will depend upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments.  The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company. Those restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

 8.3 Significant Changes

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2011 that have not been described herein.

Item 9: The Offer and Listing

 9.1 Historical Trading Information

The high and low market prices for Common Shares on the Pink Sheets (from January 2007 until April 2008), and on the over-the-counter bulletin board (the  “OTC BB”) (from April 2008 until April 2011), and on the NASDAQ since April 29, 2011, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:
2007	7.19	2.50
2008	6.45	0.80
2009	3.39	0.50
2010	7.85	2.20
2011	7.05	1.92

Two most recent full financial years:
2010
First Quarter	3.00	2.20
Second quarter	3.40	2.46
Third quarter	5.25	2.94
Fourth quarter	7.85	4.70
2011
First quarter	7.05	4.50
Second quarter	6.85	3.50
Third quarter	4.98	2.62
Fourth quarter	3.30	1.92
Most recent six months:
October 2011	3.30	1.92
November 2011	3.25	2.60
December 2011	3.05	2.54
January 2012	3.99	2.85
February 2012	3.55	2.47
March 2012	3.60	2.97

9.2 Markets

The Company’s Common Shares have been listed on NASDAQ Capital Markets tier since April 2011 under the symbol “APWC”.  Prior to that, the Company was listed on the OTC BB since April 2008 under the symbol “AWRCF,” immediately prior to which the Common Shares were traded on the Pink Sheets.  See the risk factor entitled “Potential Illiquidity of Common Shares.”  The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States

10.1 Share Capital

As of December 31, 2011 and as of the date of the filing of this Annual Report, the Company has an authorized share capital of 50,000,000 Common Shares, par value $0.01 per share, and there were and are 13,830,769 Common Shares issued and outstanding.  No capital of the Company is under option or agreed conditionally or unconditionally to be put under option.  The Company does not have any classes of capital stock other than its Common Shares.

10.2 Memorandum of Association and Bye-Laws

10.2.1   General

For a detailed description of the Company’s principal activities, see Section 4.1:  “History and Development of the Business.” Pursuant to the Company’s Bye-Laws the Board of Directors consists of a single class of directors, each director has one vote on all matters put to the Board, and a quorum consists of a majority of the members of the Board of Directors then in office. The Company’s Bye-Laws were amended on October 7, 2011 to allow the Company to purchase its own shares for cancellation or acquire them to be held as treasury shares.  Such amended Bye-Laws are filed herein as Exhibit 1.2.

10.2.2   Description of Shareholder Rights Attaching to Our Common Shares

The Company was incorporated in Bermuda on September 19, 1996 under the Companies Act.  The rights of our shareholders are governed by Bermuda law and our memorandum of association and Bye-Laws.

The following discussion of our Common Shares and the laws governing the rights of our shareholders is based upon the advice of Appleby (Bermuda) Limited, our Bermuda counsel.

Our authorized share capital as of December 31, 2011 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2011 and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and outstanding.

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

•     Our outstanding Common Shares are fully paid and non-assessable.

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

The following is a summary of provisions of Bermuda law and our organizational documents, including our memorandum of association and Bye-Laws.  We refer you to our memorandum of association, a copy of which has been filed with the SEC and our Bye-Laws, a copy of which is filed herein.  You are urged to read these documents in their entirety for a complete understanding of the terms thereof.

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

Under our Bye-Laws, the Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests.  With the sanction of a shareholders resolution, the Board of Directors may determine that any dividend may be paid by distribution of specific assets, including paid-up shares or debentures of any other company.  The Board of Directors may also pay any fixed cash dividend which is payable on any of our Common Shares half-yearly or on other dates, whenever our position, in the opinion of the Board of Directors, justifies such payment.

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

However, the Company has in the Shareholders Agreement granted to COF preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that COF may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.  See the risk factor entitled “Obligations under the Amended and Restated Shareholders Agreement.”

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

10.2.10    Transfer Restrictions

The Board of Directors may, in its absolute discretion and without assigning any reason therefore, decline to register any transfer of any share which is not a fully paid share.  The Board of Directors may also refuse to register an instrument of transfer of a share unless the instrument of transfer:

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

The Company, PEWC and COF (as successor-in-interest to SOF), are parties to the Amended and Restated Shareholders Agreement which provides, among other things, for certain transfer restrictions, notice requirements and tag-along rights in the event PEWC wishes to transfer any of its Common Shares in certain types of transactions.  Under the Amended and Restated Shareholders Agreement, the Company was granted an extension until February 2011 to achieve a listing of the Common Shares on a national Securities Market.  Due to market conditions, the Company’s price per Common Share has not yet risen to the level necessary for a listing on NASDAQ (Global).  Accordingly, COF retains its right to sell its remaining Common Shares to PEWC under the put option provided in the Amended and Restated Shareholders Agreement.

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

10.2.13    Rights in Liquidation

Under Bermuda law, in the event of liquidation or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred stock, the proceeds of such liquidation or winding-up are distributed among the holders of shares in accordance with a company’s bye-laws.

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

10.2.14    Meetings of Shareholders

Under Bermuda law, a company, unless it elects to dispense with the holding of annual general meetings, is required to convene at least one general meeting per calendar year.  The directors of a company, notwithstanding anything in such company’s bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, duly convene a special general meeting.  Our Bye-Laws provide that the Board of Directors may, whenever it thinks fit, convene a special general meeting.

Bermuda law requires that shareholders be given at least five days’ notice of a meeting of the Company.  Our Bye-Laws extend this period to provide that not less than 20 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice.  The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

Our Bye-Laws state that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing a majority of the issued shares of the Company are present in person or by proxy and entitled to vote.

Under our Bye-Laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at, such registered address.  Any notice sent by post shall be deemed to have been served seven (7) days after dispatch.  A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex or tele-copier or other mode of representing or reproducing words in a legible and non-transitory form and such notice shall be deemed to have been served twenty-four (24) hours after its dispatch.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote.  At the Annual General Meeting held on October 7, 2011, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws.  The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy.  The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them.  Directors may also appoint and remove their own alternates. At the Annual General Meeting held on October 7, 2011, the shareholders approved the reservation of one directorship as a casual vacancy.

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

10.2.18    Merger or Amalgamation

The Companies Act provides that two or more Bermuda companies may merge and their undertaking, property and liabilities shall best in one of such companies as the surviving company (referred to as a “merger” under Bermuda law). The Companies Act also provides that a Bermuda company may amalgamate with another company and continue as an amalgamated company (referred to as an “amalgamation” under Bermuda law). A merger or amalgamation requires an merger or amalgamation agreement which must be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing by proxy more than one-third of the issued shares of the company.  These provisions do not apply where a holding company is merging or amalgamating with one or more of its wholly-owned subsidiaries or where two or more wholly-owned companies of the same holding company are merging or amalgamating.

Under Bermuda law, in the event of a merger or an amalgamation of a Bermuda company, a shareholder who did not vote in favor of the transaction and who is not satisfied that fair value has been offered for the shares, may apply to the Supreme Court of Bermuda within one month of notice of the meeting of shareholders to appraise the fair value of those shares.

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

10.3 Material Contracts

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region.  The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option.  The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company.  In 2011 there were no material changes to the CSA between APWC and PEWC.  Pursuant to the Composite Services Agreement,

•    PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

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

Amended and Restated Shareholders Agreement

In connection with the 2007 acquisition by SOF of twenty percent (20%) of the Company’s issued and outstanding Common Shares, the Company, PEWC and SOF entered into Shareholders Agreement, pursuant to which the Company granted to SOF certain rights and protections.  Under the Shareholders Agreement, the Company agreed to indemnify the SOF Indemnified Persons for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the IRS to be a CFC or a PFIC as such terms are interpreted and defined under IRS rules or regulations.  In addition, under the Shareholders Agreement, the Company granted to SOF certain registration rights with respect to the Common Shares owned by it, including the undertaking by the Company to prepare and file a shelf registration statement, and the further right of SOF to exercise two demand registration rights with regard to its Common Shares and to further exercise certain piggyback registration rights in connection with its Common Shares.  The Shareholders Agreement was amended and restated on March 27, 2009 in connection with the sale by SOF to PEWC of 51% of the Common Shares held by SOF.  However, the foregoing rights of SOF have been preserved in the Amended and Restated Shareholders Agreement notwithstanding its sale of 51% of its original interest in APWC.  As of July 1, 2011, COF succeeded to all of the right, title and interest in the Common Shares then held by SOF. Each of the rights of SOF under the Shareholders Agreement was conveyed to, and is now held by, COF.  For a more detailed description of the Company’s obligations under the Shareholders Agreement, see the risk factor entitled “Obligations under Amended and Restated Shareholders Agreement.”

10.4 Taxation

The following is a summary of the material tax consequences of the acquisition, ownership and disposition of Common Shares based on the tax laws of the United States and Bermuda, subject to the assumptions, qualifications and limitations in our discussion below.  Such summary is subject to changes in United States and Bermuda law, including changes that could have retroactive effect.  The following summary does not take into account the individual circumstances of an investor, nor does it purport to be a complete technical analysis or examination of all potential tax effects relevant to a decision to purchase Common Shares, including without limitation, the tax laws of the various states or localities within the United States.

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

Taxation of Dividends

The Company has never declared or paid any cash dividends and does not presently anticipate paying dividends.  A U.S. Holder receiving a distribution with respect to Common Shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles).  Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations).  U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries. However, if a U.S. Holder claims the foreign tax credit, it must “gross-up” the deemed tax payment and treat the grossed-up amount as part of the dividend distribution, so that the amount included in income is equal to the dividend received plus the amount of the foreign tax deemed paid by such U.S. Holder.

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

For so long as the Common Shares continue to be traded on NASDAQ, or are readily tradable on any other established securities market in the United States, any dividends paid by the Company should qualify for the reduced rates referred to above so long as they remain in effect.

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

The above rules will not apply if a “mark-to-market” election is available and a U.S. Holder validly makes such an election by filing a properly completed IRS Form 8621.  If such election were made, a U.S. Holder generally would be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the Common Shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). Thus, the U.S. Holder may recognize taxable income without receiving any cash to pay its tax liability with respect to such income.   A U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any such income or loss amount.  In addition, any gain from a sale, exchange or other disposition of the Common Shares would be treated as ordinary income, and any loss would be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income).  A mark-to-market election is available to a U.S. Holder only if the Common Shares are considered “marketable stock” for these purposes.  Generally, shares of a PFIC will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations.  A class of shares is regularly traded during any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  A “qualified exchange” is defined to include a national securities exchange registered with the SEC or certain foreign exchanges.  As the Common Shares of the Company commenced trading on the NASDAQ beginning on April 29, 2011, the mark-to-market election under the rules discussed above is available if the Company were otherwise classified as a PFIC, for so long as the Common Shares continue to be regularly traded on NASDAQ or another qualified exchange.

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

 10.5 Documents on Display

We are required to comply with the reporting requirements of the Exchange Act, applicable to a foreign private issuer.  We are currently required to file annually a Form 20-F no later than four months after the close of our fiscal year, which is December 31.  Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on Form 20‑F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities.  We have previously been delinquent in filing our annual reports.  As a result, the Company was delisted from the OTC BB and traded on the Pink Sheets.  On April 9, 2008, trading in the Common Shares of the Company was restored to the OTC BB under the trading symbol “AWRCF”.On April 29, 2011, the Common Shares of the Company commenced trading on the NASDAQ Capital Market tier under the trading symbol “APWC”.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our reports and other information, when so filed, may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information.  In addition, the SEC maintains a web site that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.  We have filed all our reports electronically since November 4, 2002.  Such reports can be accessed over the Internet at http://www.sec.gov.

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

11.2 Foreign Currency Risk

The Company has exposure to fluctuations in currency exchange rates.  The Company’s revenues are generated primarily in the local currency in its principal operating jurisdictions; namely Thailand, China, Singapore and Australia.  However, nearly all of the costs associated with the purchase of the Company’s raw materials, including copper, and its capital expenditures, including ongoing equipment upgrade and maintenance programs, are in U.S. dollars.  In order to limit the risks that would otherwise result from changes in currency exchange rates, the Company enters into derivative financial instruments on a selective basis from time to time which are foreign exchange forward contracts that are cash flow hedges intended to hedge the currency fluctuations that impact the dollar value of sales revenues generated in the local markets of our operating subsidiaries.  The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based upon quoted market prices.  As of December 31, 2011, the Company had outstanding forward exchange purchase contracts with notional values of $2.3 million.

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary.  The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods  of financing operations and tax implications, among other considerations.  The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar.  At December 31, 2010 and 2011, the cumulative other comprehensive gain (loss) account in the total equity section of the consolidated balance sheet included a cumulative currency translation adjustments of $1.8 million and $0.9 million, respectively. This sensitivity analysis is inherently limited in that it assumes that multiple foreign currencies will always move in the same direction and to the same degree relative to the U.S. dollar.

In 2011, we entered into derivative financial instruments on a selective basis throughout the year to mitigate foreign currency fluctuation risks arising from operating activities.  The application of these instruments was primarily for currency hedging purposes and not for trading purposes.  The Company uses Thai Baht forward foreign exchange contracts to reduce its exposure to foreign currency risk for liabilities denominated in foreign currency.  A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.  Realized and unrealized gains and losses on foreign exchange contracts are included in consolidated statements of operations as foreign exchange gains or losses.

11.3 Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2011.  We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase.  The price of copper is influenced heavily by global supply and demand as well as speculative trading.  As with other costs of production, changes in the price of copper may affect our cost of sales.  Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices.  The purchase price of our products is based in part on the cost of copper used to manufacture those products.  In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business.  These inventories typically reflect the cost of copper prevailing in the market at the time we purchase.  Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered.  A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.  Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility.  Accordingly, significant volatility in copper prices could have an adverse effect on our operations.  No assurance can be given that such volatility will not recur.

In an effort to mitigate the market risks associated with volatility in copper pricing, from time to time the Company enters into copper purchase contracts in order to minimize fluctuations of its cost of copper.  These instruments permit the Company to hedge its cost of copper for periods from 10 months to 12 months.  These purchase contracts were entered into with the purpose of securing the source of the copper.  The Company entered into certain copper purchase contracts with copper suppliers in 2011.  All of the purchase contracts are still open as of the reporting date and with a latest due date of July 2012.

11.4 Fair Value of Designated Market-Sensitive Derivative Contracts

(Not applicable)

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

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not applicable)

Item 15: Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation and for the reasons stated in the management’s report on internal control over financial reporting below, our management concluded that our disclosure controls and procedures were ineffective as of December 31, 2011.

 Management’s report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) under the Securities Exchange Act of 1934.

Based on the Company’s evaluation under the applicable framework issued by COSO, our management, including our CEO and CFO, concluded that a material weakness in the Company’s internal controls over financial reporting was identified.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2011, our independent registered public accounting firm also determined the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

 Deficiencies were noted in our controls over complex and non-routine transactions in our financial statement closing process, including the accounting of revenue recognition under bill-and-hold arrangements and consignment arrangement whereby the revenue was inappropriately recognized; the calculation and recording of income tax, deferred tax assets (and the related valuation allowance), inventory and related impairment accounts, and the misclassification of a number of intercompany balances. These deficiencies were attributable to our decentralized reporting structure, our complex and manual consolidation process and inadequate reviews over account balances at the reporting date. The aggregate effect of these deficiencies represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2011.

Management is in the process of implementing remedial measures to address this material weakness in 2012, including:

1) engaging qualified accounting professionals with in-depth experience in U.S. GAAP and SEC reporting requirements as well as local GAAP at subsidiary level to ensure local financial information on the reporting package is compliant with US GAAP;

2) improving communications between local subsidiaries’ finance team and local external auditors on existing and new U.S. GAAP issues before submitting U.S. GAAP package to headquarters; and

3) arranging regular constructive training sessions on an ongoing basis for the accounting personnel of headquarters’ finance team that cover a broad range of accounting and financial reporting topics and tightening the operation of internal controls in the financial statement closing process to ensure account balances are timely and adequately reviewed.

Changes in internal control over financial reporting

Except for the remedial measures described above, there were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the last fiscal year, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

During 2010 and until April 29, 2011, the Common Shares of the Company were traded on the over-the-counter bulletin board (“OTCBB”).  As of April 29, 2011, the Common Shares of the Company trade on NASDAQ Capital market tier.  While the Company’s Common Shares were traded on the OTCBB, the Company was not required to have an audit committee that met the requirements of, nor was it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act.  During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act.  On September 28, 2007, our Board appointed Mr. Anson Chan and Dr. Yichin Lee as independent directors to fill the two casual vacancies on the Board, and on March 17, 2011, a third independent Director – Dr. Lambert L. Ding was appointed, to constitute the members of the Audit Committee, with Mr. Chan serving as the Audit Committee’s chairman and financial expert.  The Audit Committee of the Company’s Board of Directors now meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B. Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers.  A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for fiscal years 2011 and 2010 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.9 million and $0.9 million, respectively.

Audit-Related Fees

No fees were billed for fiscal year 2011 or 2010 for assurance and audit-related services by the principal accountant other than as included in the figures provided in the preceding paragraph.

Tax Fees

The aggregate fees billed for fiscal years 2011 and 2010 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $34,000 and $121,000 respectively.

All Other Fees

There were no other fees billed for fiscal year 2011 or 2010 for products and services provided by the principal accountant, or other than those services described in the preceding paragraphs of this Item 16C.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2011, there were no purchases of equity securities made by or on behalf of the Company or any “affiliated purchaser” for the purposes of this Item 16E.

Item 16F. Change in Registrant’s Certifying Accountant

       (Not applicable)

Item 16G.    Corporate Governance

The Common Shares of the Company are traded on the NASDAQ Capital Markets tier.  However, as the Company has a more than fifty percent (50%) shareholder, the Company is entitled to rely upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors.  At present, a majority of the board of directors of the Company is affiliated with PEWC.  The Company also relies on the NASDAQ’s allowance for Foreign Private Issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”).  The independent directors of the Company meet periodically in executive session in their capacity as members of the Audit Committee of the Board of Directors of the Company without other Directors present, but on occasion meet with the independent auditors of the Company present in such executive session.  These are the only material differences between the Company’s corporate governance practices and the corporate governance practices set forth for domestic companies under the NASDAQ rules on the subject matter.

Item 16H.    Mine Safety Disclosure

       (Not applicable)

Part III

Item 17: Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18: Financial Statements

See pages F-1 – F-50.

Item 19: Exhibits

19.1	Index to Audited Financial Statements
Reports of independent registered accounting firms
Consolidated balance sheets as of December 31, 2010 and 2011
Consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011
Consolidated statements of shareholders’ equity for the years ended December 31, 2009, 2010 and 2011
Consolidated statements of cash flows for the years ended December 31, 2009, 2010 and 2011
Notes to consolidated financial statements

19.2	Index to Exhibits
3.1

Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).

3.2	Third Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (filed herein).
4.1

Amended and Restated Shareholders’ Agreement dated March 27, 2009 (incorporated by reference to Exhibit 3.4 of the Company’s Post-Effective Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on April 2, 2009).

4.2

Shareholders’ Agreement Joinder dated as of July 1, 2011(incorporated by reference to Exhibit 3.5 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).

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

10.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).
10.2	Summaries of Joint Venture Agreements (incorporated by reference to Exhibit 10.7 of the Company’s Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on November 26, 2008).
10.3

Loan Facility Agreement between Crown Century Holdings Limited and Bangkok Bank Public Company Limited dated March 17, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).

14	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
15(a)	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Form 20-F filed on May 13, 2011.
21	List of significant subsidiaries (see Note 1 to the consolidated financial statements).
31.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
32.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
101	Interactive Data Files submitted pursuant to Rule 405 under Regulation S-T.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: April 30, 2012	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Audited Financial Statements Asia Pacific Wire & Cable Corporation Limited As of December 31, 2010 and 2011 Years ended December 31, 2009, 2010 and 2011

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited (the “Company”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Hong Kong SAR

April 30, 2012

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)

	As of December 31
	2010	2011

ASSETS

Current assets:
Cash and cash equivalents	$ 63,217	$ 76,672
Unrestricted short-term bank deposits (note 5)	−	2,529
Restricted short-term bank deposits (note 5)	17,422	12,024
Accounts receivable, net of allowance for doubtful accounts of $6,886 and $4,614 at December 31, 2010 and 2011, respectively (note 10)	144,454	98,329
Amounts due from related parties (note 17)	8,246	5,227
Inventories (note 10)
Distributed products	639	2,243
Finished products	32,781	35,786
Consignment inventory	3,051	−
Work-in-progress	19,108	16,434
Raw materials and supplies	30,401	24,552
	85,980	79,015

Deferred tax assets (note 11)	3,320	5,185
Prepaid expenses	5,514	7,157
Other current assets	1,308	2,559
Total current assets	329,461	288,697

Property, plant and equipment:
Land	6,291	5,964
Land use rights	2,999	2,900
Buildings	50,199	49,749
Machinery and equipment	126,906	118,984
Motor vehicles	4,431	4,203
Office equipment	6,915	6,675
Construction in progress	212	2,547
	197,953	191,022
Accumulated depreciation and amortization	(154,052)	(148,108)
	43,901	42,914

Investments (note 7)	744	618
Investments in equity investees (note 21)	3,242	4,435
Goodwill (note 6)	8,801	−
Other assets	97	108
Deferred tax assets (note 11)	677	517
	13,561	5,678

Total assets	$ 386,923	$ 337,289

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(In thousands of US Dollars, except share data)

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans and overdrafts (note 8)	$ 67,351	$ 52,813
Accounts payable	41,989	22,148
Accrued expenses	13,197	10,737
Amounts due to related parties (note 17)	17,140	14,693
Short-term loans from the immediate holding company (note 17)	1,732	1,732
Income tax liabilities (note 11)	10,627	9,835
Other current liabilities	6,772	5,783
Total current liabilities	158,808	117,741
Non-current liabilities:

Other non-current liabilities	822	3,678
Deferred tax liabilities (note 11)	1,581	1,181
Total non-current liabilities	2,403	4,859
Total liabilities	161,211	122,600

Commitments and contingencies (notes 13)

APWC shareholders’ equity:
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares at December 31, 2010 and 2011
Issued and outstanding shares – 13,830,769 shares (note 9)	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	40,229	34,545
Accumulated other comprehensive income	1,286	286
Total APWC shareholders’ equity	153,194	146,510
Non-controlling interests	72,518	68,179
Total shareholders’ equity	225,712	214,689
Total liabilities and shareholders’ equity	$ 386,923	$ 337,289

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US Dollars, except share data)

	Year ended December 31,
	2009	2010	2011

Net sales
Manufactured products (including sales to related parties amounting to $4,144, $3,806 and $3,663 for the years ended December 31, 2009, 2010 and 2011, respectively (note 17))	$ 264,128	$ 396,059	$ 429,474
Distributed products	28,102	26,935	25,500
Supply, delivery and installation of wires and cables	34,008	23,600	16,972
	326,238	446,594	471,946
Costs of sales
Manufactured products (including purchases from related parties amounting to $36,327, $45,925 and $46,953 for the years ended December 31, 2009, 2010 and 2011, respectively (note 17))	(249,840)	(342,630)	(386,598)
Distributed products (including purchases from related parties amounting to $23,458, $4,056 and $7,484 for the years ended December 31, 2009, 2010 and 2011, respectively (note 17))	(26,585)	(25,557)	(22,545)
Supply, delivery and installation of wires and cables	(33,119)	(23,358)	(16,915)
Inventory impairment	23,949	1,974	(1,993)
	(285,595)	(389,571)	(428,051)
Gross profit	40,643	57,023	43,895

Selling, general and administrative expenses	(24,259)	(28,965)	(30,760)
Recovery for doubtful accounts	108	940	1,487
Impairment of long-lived assets	(77)	−	−
Impairment of investments	−	(346)	−
Impairment of goodwill (note 6)	−	−	(8,791)
Charges related to flooding (note 14)	−	−	(3,947)
Income from operations	16,415	28,652	1,884

Exchange gain (loss), net	507	3,041	(1,346)
Interest income	458	492	1,409
Interest expenses	(1,597)	(1,364)	(2,217)
Share of net loss of equity investees	(40)	(21)	(58)
Gain on liquidation of subsidiaries	568	−	−
Loss on disposal of available-for-sale securities (note 7)	−	−	(68)
Other income, net	2,111	1,032	1,032
Income from continuing operations before income taxes	18,422	31,832	636
Income taxes (note 11)	(4,647)	(6,441)	(4,566)
Net income (loss) from continuing operations	13,775	25,391	(3,930)
Discontinued operations (note 19)

Income from operations of discontinued SPFO (including gain on disposal of $1,962 for the year ended December 31, 2011, purchases from related parties amounting to $nil, $4 and $317, and sales to related parties amounting to $nil, $54 and $693 for the years ended December 31, 2009, 2010 and 2011, respectively (note 17))	1,150	446	1,075
Income taxes	(697)	(450)	(229)
(Loss) Income from discontinued operations	453	(4)	846
Net income (loss)	14,228	25,387	(3,084)
Net income attributable to non-controlling interests	4,139	11,247	2,355
Income (loss) attributable to APWC	$ 10,089	$ 14,140	$ (5,439)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(In thousands of US Dollars, except share data)

	Year ended December 31,
	2009	2010	2011

Basic and diluted earnings (loss) per share from continuing operations	$ 0.71	$ 1.02	$ (0.49)
Basic and diluted earnings (loss) per share from discontinued operations	0.02	(0.00)	0.10
Basic and diluted earnings (loss) per share	$ 0.73	$ 1.02	$ (0.39)

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of US Dollars, except share data)

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Total APWC shareholders’ equity	Non-controlling interests	Total Shareholders’ equity

Balance at January 1, 2009	$ 138	$ 111,541	$ 15,819	$ (13,369)	$ 114,129	$ 48,578	$ 162,707
Comprehensive income
Net income	–	–	10,089	−	10,089	4,139	14,228
Currency translation adjustment	–	–	–	3,177	3,177	2,483	5,660
Pension liability adjustments (note 18)	–	–	–	(4)	(4)	–	(4)
Unrealized loss on sale of available-for- sale securities – net of income tax expense of $18	–	–	–	1	1	–	1
Comprehensive income					13,263	6,622	19,885

Balance at December 31, 2009	138	111,541	25,908	(10,195)	127,392	55,200	182,592
Comprehensive income
Net income	–	–	14,140	−	14,140	11,247	25,387
Currency translation adjustment	–	–	–	12,027	12,027	6,064	18,091
Pension liability adjustments (note 18)	–	–	–	(472)	(472)	–	(472)
Increase in shareholding in a subsidiary	–	–	181	−	181	(181)	–
Transfer to impairment of investment – unrealized loss on sale of available-for-sales securities, net of income tax of $84	–	–	–	(74)	(74)	188	114
Comprehensive income					25,802	17,318	43,120

Balance at December 31, 2010	138	111,541	40,229	1,286	153,194	72,518	225,712
Comprehensive loss
Net loss	–	–	(5,439)	−	(5,439)	2,355	(3,084)
Currency translation adjustment	–	–	–	(931)	(931)	(2,795)	(3,726)
Pension liability adjustments (note 18)	–	–	–	(69)	(69)	–	(69)
Unrealized loss of available-for-sale securities				(68)	(68)	–	(68)
Reclassification of unrealized loss of available-for-sale securities upon disposal				68	68	–	68
Increase in shareholding in a subsidiary	–	–	(245)	−	(245)	245	–
Dividend paid to non-controlling shareholders of subsidiaries				−	−	(3,195)	(3,195)
Disposal of a subsidiary				−	−	(949)	(949)
Comprehensive loss					(6,684)	(4,339)	(11,023)

Balance at December 31, 2011	$ 138	$ 111,541	$ 34,545	$ 286	$ 146,510	$ 68,179	$ 214,689

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US Dollars, except share data)

	Year ended December 31,
	2009	2010	2011
Operating activities:
Net income (loss)	$ 14,228	$ 25,387	$ (3,084)
Adjustments to reconcile net income (loss) to net
cash provided (used in) by operating activities:
Loss (gain) on disposal of property, plant and equipment	6	(93)	(158)
Loss on disposal of available-for-sale securities	–	–	68
Depreciation	8,941	6,857	6,462
Deferred income taxes	1,196	(213)	(2,273)
Recovery for doubtful accounts	(860)	(1,317)	(1,555)
Inventory impairment	(23,949)	(1,974)	1,993
Share of net loss of equity investees	40	21	58
Impairment of long-lived assets	77	–	–
Impairment of investments	–	346	–
Impairment of goodwill	–	–	8,791
Gain on liquidation of subsidiaries	(568)	–	–
Gain on disposal of a subsidiary	–	–	(1,962)
Pension liability adjustments	(4)	14	1
Unrealized foreign exchange difference, net	623	(284)	974
Changes in operating assets and liabilities
Accounts receivable	(552)	(31,779)	34,052
Inventories	30,069	(8,595)	(5,539)
Other current assets	2,470	(1,510)	(7,508)
Amounts due to related parties	(7,303)	(4,026)	580
Other long term assets	740	1,165	(343)
Accounts payable, accrued expenses and other liabilities	(6,747)	13,365	(7,933)
Net cash provided by (used in) operating activities	18,407	(2,636)	22,624
Investing activities:
Placement of unrestricted short-term bank deposits to financial institutions	–	–	(2,625)
Maturity of unrestricted short-term bank deposits from financial institutions	7,786	−	−
Placement of restricted short-term bank deposits to financial institutions	(2,251)	(12,638)	(13,906)
Maturity of restricted short-term bank deposits from financial institutions	4,656	9,696	11,326
Purchases of property, plant and equipment	(3,260)	(3,653)	(8,888)
Proceed from disposal of an available-for-sale securities	–	–	24
Proceeds from disposal of property, plant and equipment	153	147	165
Decrease in investment in equity investees	800	−	−
Net cash provided by (used in) investing activities	7,884	(6,448)	(13,904)
Financing activities:
Dividend paid during the year	−	−	(3,195)
Repayments of bank loans	(30,733)	(19,608)	(22,503)
Proceeds from bank loans	9,023	46,021	31,319
Net cash (used in) provided by financing activities	(21,710)	26,413	5,621
Effect of exchange rate changes on cash and cash equivalents	(557)	4,354	(886)

Net increase in cash and cash equivalents	4,024	21,683	13,455
Cash and cash equivalents at beginning of year	37,510	41,534	63,217
Cash and cash equivalents at end of year	$ 41,534	$ 63,217	$ 76,672
Supplemental disclosure of cash flow information:
Cash paid for interest	$ 2,918	$ 2,056	$ 1,861
Cash paid for income taxes	1,900	3,547	7,412

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

The Company’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Company’s Operating Subsidiaries also engage in the distribution of certain wire and cable products manufactured by PEWC and third parties. In certain markets, the Company also provides project engineering services to customers through its SDI (Supply, Delivery and Installation) business segment.

The Company was listed on the New York Stock Exchange in March 1997. On December 24, 2001, the staff of the New York Stock Exchange (“NYSE”) announced that it had determined that the trading of the common stock of APWC should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company’s stock price had fallen below NYSE’s continued listing standards. Following the delisting of the Company’s common stock on the NYSE, the Company’s common stock was traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (“OTC BB”), operated by the National Association of Securities Dealers, Inc. (“NASD”). After the Company failed to timely file its annual report on Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and thereafter time its shares of common stock were quoted on the “pink sheets” market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities.

On June 28, 2007, SOF Investment, L.P. (“SOF”), a Delaware limited partnership controlled by MSD Capital, L.P. acquired 20% of the issued and outstanding shares of the Company from a private equity investor and entered into a shareholders’ agreement with the Company and PEWC.

On April 9, 2008, the Company was listed again and began trading its common stock on the OTC BB after completing all reporting requirements and filing all outstanding financial reports with the US Securities and Exchange Commission (“SEC”). The Company was subject to the reporting requirements under the Securities Exchange Act of 1934.

On March 30, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. PEWC is currently holding 65.6% of the equity of the Company and COF is holding 9.8%.  The remaining 24.6% of the issued and outstanding common stock were publicly traded on the Over-the-Counter Bulletin Board (“OTC BB”) prior to that date.

On April 29, 2011, the Company’s common stock commenced trading on NASDAQ (Capital Markets).

As of July 1, 2011, SOF transferred its 9.8% interest in the Company to MSD Credit Opportunity Master Fund, L.P. (“COF”), which became a party to the shareholders agreement, as amended and restated on March 27, 2009 (“Amended Shareholders Agreement”), and succeeded to all of the right, title, and interest in the common stock previously held by SOF.

Share Capital

On September 8, 2008, the Company’s shareholders approved an increase to the authorized share capital from 20,000,000 common shares, par value $0.01 per share, to 50,000,000 common shares, par value $0.01 per share.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

1.         ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

The subsidiaries of the Company are set out below:

Place of incorporation and operations	Percentage of equity interest As of December 31,
	2010	2011
The British Virgin Islands

Asia Pacific Wire & Cable General Holdings Ltd	100%	100%

PRC (APWC) Holding Ltd.	100%	100%

Samray Inc.	100%	100%

Siam (APWC) Holdings Ltd.	100%	100%

Moon View Ltd.	100%	100%

Trigent Investment Holdings Limited	100%	100%

Crown Century Holdings Ltd.	100%	100%

Singapore

Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.3%	98.3%

Sigma-Epan International Pte Ltd. (“Sigma-Epan”)	100%	100%

Epan Industries Pte Ltd.	100%	100%

Epan Data-Comm System Pte Ltd	100%	100%

Singvale Pte Ltd (“Singvale”)	100%	100%

Malaysia

Elecain Industry Sdn. Bhd.	92.6%	92.6%

Sigma-Epan Malaysia Sdn. Bhd.	100%	100%

The People’s Republic of China

Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	94.31%	95.80%

Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”)	54.41%	54.41%

Shandong Pacific Fiber Optics Co. Ltd (“SPFO”)**	51%	0%

Pacific Electric Wire & Cable (Shenzhen) Co., Ltd (“PEWS”)	100%	100%

Hong Kong

Crown Century Holdings Limited (“CCH (HK)”)	100%	100%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

1.         ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Place of incorporation and operations	Percentage of equity interest As of December 31,
	2010	2011
Australia

Australia Pacific Electric Cable Pty Limited (“APEC”)	99.40%	99.40%

Thailand

Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)*	50.93%	50.93%

Siam Pacific Electric Wire & Cable Company Limited (“Siam-Pacific”)	50.93%	50.93%

Pacific-Thai Electric Wire & Cable Company Limited (“Pacific-Thai”)***	50.93%	0%

Hard Lek Limited (“Hard Lek”)	73.98%	73.98%

APWC (Thailand) Co., Ltd	99.48%	99.48%

Thailand

PEWC (Thailand) Co., Ltd	99.48%	99.48%

CTW Beta Co. Ltd.	50.89%	50.89%

Siam Fiber Optics Co. Ltd	30.56%	30.56%

Myanmar

Myanmar Sigma Cable Co., Ltd. (inactive)	78.59%	78.59%

* Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

** SPFO was disposed of to independent third parties on December 1, 2011. See note 1(d) and 19.

*** Pacific-Thai transferred its business into its parent company, Siam-Pacific, on January 5, 2011 and registered its dissolution with the Ministry of Commerce on January 5, 2011. The Company anticipates the dissolution will be completed in 2012.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

1.            ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

ii)  The equity investees of the Company are set out below:

Place of incorporation and operations	Percentage of equity interest As of December 31,
	2010	2011
The People’s Republic of China

Shandong Huayu Pacific Fiber Optics Communications Co., Ltd. (“Shandong Huayu”)	48.73%	48.73%

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	25.00%	25.00%

Thailand

Siam Pacific Holding Company Limited (“SPHC”)	49.00%	49.00%

Loxley Pacific Co., Ltd. (“Lox Pac”)	21.39%	21.39%

Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2009, 2010 and 2011 included the following:

(a)        In 2002, three wholly owned subsidiaries of Sigma-Epan were placed into liquidation. In April 2009, the liquidator received the clearance letters from government authorities of Singapore relating to the dissolution of three subsidiaries of Sigma-Epan. On May 22, 2009, Sigma-Epan conducted a final meeting to dissolve the subsidiaries. As at December 31, 2002, the Company’s balance sheet includes liabilities of $568 resulting from these subsidiaries which was recognized as gain on liquidation of subsidiaries in 2009.

(b)       On March 31, 2010, CCH acquired 51% of APEC shares from Sigma Cable, thereby increasing the Company’s interest in APEC from 98.53% to 99.40%. On April 14, 2010, CCH acquired 100% of Sigma Epan from Samray, the Company’s interest in Sigma-Epan has not changed and Sigma-Epan remains as a wholly owned subsidiary of the Company.

(c)        On May 31, 2011, the Company contributed additional capital in Ningbo Pacific in the form of a cash injection of $5 million. The Company’s interest in Ningbo Pacific increased from 94.31% to 95.80%.

(d)       On December 1, 2011, the Company disposed its entire 51% equity interest in SPFO. Proceeds from the disposal of SPFO were $2.9 million (RMB18.5 million). The Company recorded a gain on disposal amounting to $1.96 million in the statement of operations.

Put Right and Option

Under the terms of the Amended Shareholders’ Agreement, COF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from COF upon the occurrence of a Put Event, all Registrable Securities then owned by COF (the “ Put Shares ”), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed (x) from June 28, 2007 through May 31, 2010 at a rate per annum that shall be equal to the Libor Rate plus fifty (50) basis points (compounded annually), and (y) from June 1, 2010 until the Put Closing (defined below) at a rate per annum that shall be equal to the Libor Rate plus one hundred and fifty (150) basis points (compounded annually) (the “ Put Right ”). If the Put Event terminates prior to the closing of such Put Right, the exercise of the Put Right is deemed rescinded and the transaction relating to the Put

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

1.                  ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Right is deemed cancelled, but this will not terminate the existence of a future Put Right upon the triggering of a future Put Event.

A “Put Event” means any date (i) after March 11, 2009 whereby an Event has occurred and continues to occur, or (ii) after February 1, 2011 whereby the shares are not listed on a US Securities Market, which means any of the NASDAQ Stock Market, Inc. (Global Market or Global Select Market), Alternext U.S. (f/k/a the American Stock Exchange LLC), the New York Stock Exchange LLC or in conjunction with a dual listing on, or a transfer from, a US Securities Market to one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore. The “Put Price” means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) Shares purchased under preemptive right provisions of the Amended Shareholders’ Agreement, and aggregate amount equal to the purchase price thereof.

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

The Company received an approval letter from Nasdaq on April 13, 2011 for the listing of its common stock on Nasdaq, with “APWC” as the trading symbol and, as noted, on April 29, 2011, the Company’s common stock commenced trading on NASDAQ (Capital Markets), which tier does not fit within the definition of a national “Securities Market”, as provided in the Shareholders’ Agreement. The Company intends to apply to list the common stock on the Global Markets tier after the Company is satisfied that it qualifies in all respect for that tier. The Company is not aware of that COF has taken any action with respect to the common stock held by it up to date.

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

3.         CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

SPFO was consolidated prior to its disposal and it met the criteria for reporting as discontinued operations. Therefore, the results of operations of SPFO and the gain of the disposal have been classified as “Income from operations of discontinued SPFO” in the consolidated statements of operations for the year ended December 31, 2011 and prior periods amounts have been reclassified accordingly.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Principles of Consolidation

            The consolidated financial statements include the accounts of the Company and its subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.  The Company’s investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies’ operating and financial policies. When the Company’s carrying value in an equity investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company has guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

            Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates, judgements, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates reflected in the Company’s consolidated financial statements include, but are not limited to, useful lives and residual values of long-lived assets, impairment assessment of long-lived assets and goodwill, allowance for accounts and other receivable, accounting for deferred income tax, income tax position, inventory valuation, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

            Cash and Cash Equivalents

            Cash and cash equivalents includes cash on hand, bank deposits and all short-term highly liquid investments with an original maturity of three months and are readily convertible to known amounts of cash.

            Inventories

            Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out or weighted average method.

If the expected selling price less completion costs and costs to execute sales (market) is lower than the carrying amount, a write-down is charged to expenses in cost of sales for the amount by which the carrying amount exceeds its market. When the finished goods that were previously written down to market are subsequently sold at above market, a recovery is credited to cost of sales. See note 10 – Valuation and Qualifying Accounts.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

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

The Company adopted the provisions of ASC 740 to account for uncertainties in income taxes.  ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement.  The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

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

Land	Nil
Land use rights	15 - 50 years
Buildings	5 - 30 years
Machinery and equipment	5 - 10 years
Motor vehicles	3 - 10 years
Office equipment	3 - 10 years

No depreciation expense is charged for construction in progress and machinery and equipment under installation.

Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. Interest capitalized for 2010 and 2011 amounted to $nil and $9, respectively. The capitalized interest was related to and has been included as part of the cost of Ningbo Pacific’s construction in progress.

When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

In 2006, the Company terminated the Ningbo Pacific joint venture and liquidated its major equipment at the Ningbo Pacific facility. In October 2009, the Company has made a resolution to acquire an additional 5.42% shareholding of Ningbo Pacific from the Republic of China (“PRC”) joint venture partner. The Company plans to resume manufacturing operation with new constructed facilities at the Ningbo Pacific site.  The acquisition of additional shareholding is expected to be completed in early 2013.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

            Goodwill represents the excess of the cost of purchased business over the fair value of the underlying net assets acquired. Goodwill, is not amortized, but tested for impairment at least annually or more frequently if circumstances indicate that impairment may exist.  The Company determined it has three reporting units in which the entire goodwill was allocated to manufactured product segment.

            In accordance with ASC 350 “Intangible – Goodwill and Others”, (“ASC 350”), the Company performed a two-step test to assess goodwill impairment as of December 31, 2011. First, the Company identifies potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company determines fair value using a discounted cash flow approach and makes reference to the market capitalization of the Company. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss.

Based on the Company’s assessment conducted as of December 31, 2011, the Company recognized goodwill impairment charges of $8,791, and the carrying amount was $nil as of December 31, 2011. See note 6 – Goodwill.

            Investments

            Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such designation as of each balance sheet date.

            The Company accounts for its investments in equity securities of privately-held companies as cost method investment in accordance to ASC 325, “Investments – Others” as these securities do not have readily determinable fair value. Investments in which the Company does not have a controlling interest or an ownership voting interest to exert significant influence, and which are not publicly traded are accounted for at cost.

            The Company accounts for its investments in equity securities that have readily determinable fair value using ASC 320, “Investments – Debt and Equity Securities”. Equity securities are classified as available-for-sale, as the Company does not trade in these securities, but rather they are held as longer term investments due to business relationships with the entities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity.  Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income.  The cost of securities sold is based on the specific identification method.  Interest and dividends on securities classified as available-for-sale are included in investment income.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting under ASC sub-topic 323-10, “Investments—Equity Method and Joint Ventures: Overall” (“ASC 323-10”), and included as investment in equity investees in the balance sheets. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss is included as share of income (losses) in equity investees in the statements of operations. An investor shall record its proportionate share of the investee’s equity adjustments for other comprehensive income (e.g. foreign currency items, etc) as increase or decrease to the investment account with corresponding adjustment in equity. The Company evaluated the investment in equity investee for impairment under ASC 323-10. An impairment loss on the investment in equity investee is recognized in the statements of operations when the decline in value is determined to be other-than-temporary.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            Investments (cont’d)

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

In 2009, 2010 and 2011, the Company recorded an impairment charge of $nil, $346 and $nil, respectively, related to certain available-for-sale investment.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with ASC 360, “Property, Plant and Equipment”.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In such instances, the Company estimates the undiscounted future cash flows that result from the use of the asset and its ultimate disposition.  If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset group, determined principally using discounted cash flows.

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

There was no impairment charge in 2010. In 2011, the Company recorded an impairment charge of $25 related to the damage to Siam Pacific’s machinery due to the flooding in Thailand. The impairment is stated as a line item, “Charges related to flooding” within operating expenses. See note 14.

Account Receivables and allowance for doubtful accounts

Accounts receivables are stated at face value less any allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease obligations

In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out below under property, plant and equipment.

Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

Revenue Recognition

            Revenue represents the invoiced value of goods sold, net of value added tax and returns, invoiced value on distribution activities, and service fee income on installation activities.  Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

            Sales of manufactured goods and distributed products

            The Company recognizes revenue from the sale of manufactured goods and distributed products upon passage of title to the customer that coincides with their delivery and acceptance. These revenue recognition are recognized in accordance with SEC Staff Accounting Bulletin (SAB) No. 104. The Company recognizes its revenue of sale of distributed products at gross as the Company is the primary obligor in the transaction.

The Company classifies shipping and handling costs incurred within cost of sales.

            Supply, Delivery and Installation

The Company’s supply, delivery and installation services are considered as multiple elements arrangements and are accounted for in accordance with ASC subtopic 605-25, “Revenue Recognition: Multiple-Element Arrangements” (“ASC 605-25”). Elements such as installation service and sale of cables are considered as separate elements contained in a single arrangement, or in related arrangements with the same customer. The Company allocates revenue to each element based on its relative fair value. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specified return or refund privileges.  The Company prospectively adopted Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), a consensus of the FASB Emerging Issues Task Force that amends ASC 605-25, on January 1, 2011.

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of vendor-specific objective evidence or third-party evidence of selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 does not have a material effect on our financial statements, the units of accounting and the pattern and timing of revenue recognition is not changed materially.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (cont’d)

The Company recognizes revenue from installation activities using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with ASC 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. The timing of revenue recognition of cable sales and installation services are substantially identical.

            Bill-and-hold arrangements

            The Company recognizes revenue of sale of cables under bill-and-hold arrangements requested by certain customers in Thailand, in accordance with SAB 104.

As at December 31, 2009, 2010 and 2011, the revenue recognized under bill-and-hold arrangements where the cables were yet delivered was $8.6 million, $17.9 million and $5.8 million, respectively.

Customers’ incentive

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

Foreign currency transactions are recorded at the applicable rates of exchange in effect at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date.  Gains and losses from foreign currency transactions are recorded in the consolidated statements of operations.

 Foreign Currency Forward Contracts

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

Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged items that relate to the hedged risks. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair values of derivatives not qualifying as hedges are reported in the consolidated statements of operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Forward Contracts (cont’d)

The Company’s subsidiaries use forward foreign exchange contracts to reduce their exposure to foreign currency risk for liabilities denominated in foreign currency. A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.  Realized and unrealized gains and losses on foreign exchange contracts are included as foreign exchange gains or losses in the consolidated statements of operations as such contracts do not qualify for hedge accounting.

As of December 31, 2010 and 2011, the Company had outstanding forward exchange purchase contracts with notional values of $nil and $2,317, respectively. The outstanding forward exchange contracts as of December 31, 2011 matured in January 2012. The Company records these contracts at fair value with the related gains and losses of $nil, $nil and $64, for the years ended December 31, 2009, 2010 and 2011, respectively in the consolidated statements of operations.

Copper Future Contracts

Copper future contracts are designed to manage the Company’s consolidated exposure to change in inventory value due to fluctuations in market prices for selected operating units. Within the ordinary course of business the Company routinely enters into purchase transactions for copper. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of receipt or delivery of the copper in accordance with the Company’s expected sales or production timing or usage requirements. Such contracts are not within the scope of hedging accounting, or derivatives. To date, these contract positions have not had a material effect on the Company’s financial position, results of operations or cash flow.

            Earnings (Loss) Per Share

            Basic and diluted earnings (loss) per share are calculated in accordance with ASC 260, “Earnings Per Share”.  There are no dilutive equity instruments for all periods presented.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Effective from January 1, 2008, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. Under ASC 820, fair value is defined as the price that would have been received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•   Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•   Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•   Level 3 - Valuations based on unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

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

The carrying amounts of financial instruments, including cash and cash equivalents, bank deposits, trade receivables, other current assets, trade payables, related party balances and other liabilities approximate their fair value due to the short-term maturities of such instruments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements

In May 2011, the FASB issued an additional guidance ASU 2011-04  “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” which clarifies the application of existing fair value measurement and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued an ASU 2011-05“Presentation of Comprehensive Income” which amended guidance for the presentation of comprehensive income. The amended guidance requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amended guidance also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The amended guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company believes the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on its financial statements or results of operations. The Company plans to adopt this standard with effect during and from the interim period ended March 31, 2012.

In December 2011, ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. This ASU defers the changes in ASU 2011-05 that relate to the presentation of reclassification adjustments and supersedes certain pending paragraphs. ASU 2011-12 will be applied retrospectively. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company believes the adoption of this update will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on its financial statements or results of operations. The Company plans to adopt this standard during the interim period ended March 31, 2012.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

5.                  SHORT-TERM BANK DEPOSITS

	As of December 31
	2010	2011

Unrestricted short-term bank deposits	$ –	$ 2,529
Restricted short-term bank deposits	17,422	12,024
	$ 17,422	$ 14,553

Short-term bank deposits are deposits with maturities of more than three months but less than one year. Restricted short-term bank deposits represent the amounts of cash pledged by two subsidiaries in Thailand to secure credit facilities granted by financial institutions.

These bank deposits bear interest rates ranging from 0.06% to 1.98% and 0.3% to 3.7% per annum as of December 31, 2010 and 2011, respectively.

6.                  GOODWILL

Goodwill of $8,801 as of December 31, 2010 relating to the manufactured products segment and the changes in the carrying amount of goodwill are as follows:

Balance as of December 31, 2010	$ 8,801
Disposal of a subsidiary	(10)
Impairment charge	(8,791)
Balance as of December 31, 2011	$ –

In accordance with ASC 350, the Company assessed the fair value of the reporting unit as of December 31, 2011. The Company adopted the discounted cash flow approach and, considering that the reporting unit constituted the majority of the overall consolidated group, by reference to the closing price of its common stock on that date as well as an assumed control premium. From January 2011 to December 2011, the stock market downturn caused a decline in the Company’s stock price by 54.8%, which resulted in a significant reduction in the Company’s market capitalization. As of December 31, 2011, the assessed fair value was below the carrying value of the reporting unit. The Company then performed a hypothetical purchase price allocation using the fair value of reporting unit and determined that the goodwill was fully impaired. As a result, the Company recognized a goodwill impairment charge of $8,791 for the year ended December 31, 2011 as a separate item in the consolidated statements of operations.

7.                  INVESTMENTS

A summary of the carrying values and balance sheet classification of all investments in privately-held equity securities and available-for-sale securities was as follows:

	As of December 31
	2010	2011

Available-for-sale securities, at fair value	$92	$–
Equity securities in privately-held companies, at cost	652	618
Total investments	$744	$618

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

7.                  INVESTMENTS (continued)

The investments in equity securities in privately-held companies are recorded at cost as their market value is not readily determinable. It consists of the investment in Thai Metal Processing Co., Ltd, which is engaged in the fabrication of copper rods.

       The investments in available-for-sale securities above represent the investments in TT&T Public Company Limited (TT&T), which is listed on the Stock Exchange of Thailand. Its principal activity is the operation of a provincial telephone network throughout Thailand and services include, fixed line telephone, pay phone, data communication and distribution of telephone equipment.

During 2011, the Company recorded an unrealized loss of $68 on its investments in TT&T in other comprehensive income. In June 2011, the Company sold the investments in TT&T and received the proceeds of $24. The amount of unrealized loss of $68 was reclassified out of accumulated other comprehensive income into consolidated statements of operations.

8.                  BANK LOANS AND OVERDRAFTS

        Bank  loans and overdrafts consist of the following:

	As of December 31,
	2010	2011
Bank loans and overdrafts	$ 25,259	$13,886
Trust receipts	42,092	38,927
Total bank loans and overdrafts	$ 67,351	$ 52,813

Under line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $316,369 (2010: $292,833) on such terms as the Company and the banks may mutually agree upon.  These arrangements do not have termination dates but are reviewed annually for renewal.  As of December 31, 2011, the unused portion of the credit lines was approximately $224,640 (2010: $209,634), which included unused letters of credit amounting to $128,409 (2010: $128,211). Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2011, the Company had open letters of credit totaling $49,596 (2010: $53,724). Liabilities relating to the letters of credit are included in current liabilities.

            The credit lines of the Company were collateralized by:

(i)                 Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $15,792 at December 31, 2011 (2010: $17,177);

(ii)               Pledge of short-term deposits and accounts receivables of $12,024 at December 31, 2011 (2010: $16,104);

(iii)             Pledge of not fewer than 112 million shares of Charoong Thai; and

(iv)             Corporate guarantee issued by the Company and a subsidiary of the Company.

(v)               A trading facility was secured by the assets with total carrying amount of $31,414  of a subsidiary as at December 31, 2011 (2010:$28,484).

            The weighted average interest rates on bank loans and overdrafts as of December 31, 2009, 2010 and 2011 were 4.4%, 3.6% and 3.7% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

8.                  BANK LOANS AND OVERDRAFTS (continued)

During 2011, CCH (HK) entered into a bank loan agreement with Bangkok Bank Hong Kong Branch with a total cash loan of US$ 14 million and a trade facility of US$ 8 million. The cash loan carries an interest rate of SIBOR (Singapore Inter-bank Borrowing Rate) plus 2.5% for a period of 5.5 years, adjusted quarterly as the SIBOR fluctuates. The bank loan is guaranteed by the Company, as guarantor.  As of December 31, 2011, CCH (HK) was not in compliance with certain financial and non-financial loan covenants and the cash loan would become callable on demand. The outstanding balance was classified as a current liability as of December 31, 2011. The Company started negotiation in December 2011 with the Bank on revising the loan covenants and issuing waiver for the default. Up to the date of these financial statements, the negotiation is still in process.

9.                  EARNINGS (LOSS) PER SHARE

The Company computes earnings (loss) per share in accordance with ASC 260 “Earning Per Share”. Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding and if dilutive, the potential common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings (loss) attributable to common shareholders per share:

	Years ended December 31,
	2009	2010	2011

Numerator:
Income (loss) attributable to APWC from continuing operations	$ 9,858	$ 14,142	$ (6,832)
Income (loss) attributable to APWC from discontinued operations	231	(2)	1,393
Net income (loss) attributable to APWC	$ 10,089	$ 14,140	$ (5,439)

Denominator (in number of shares):

Weighted-average common shares outstanding - basic and diluted	13,830,769	13,830,769	13,830,769

Earnings (loss) per share - basic and diluted
Continuing operations	$ 0.71	$ 1.02	$ (0.49)
Discontinued operations	0.02	(0.00)	0.10
Total earnings (loss) per share - basic and diluted	$ 0.73	$ 1.02	$ (0.39)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

10.              VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Net charge (credit) to income	Deduction	Currency translation adjustment	Balance at end of year
Year ended December 31, 2009:
Allowance for doubtful accounts	$ 9,644	$ (860)	$ (326)	$ 236	$ 8,694
Inventory impairment
- Lower of cost or market	26,282	(24,268)	42	1,158	3,214
- Obsolescence	433	319	(6)	35	781
Allowance for deferred tax assets	6,683	(4,781)	–	587	2,489
	$ 43,042	$ (29,590)	$ (290)	$ 2,016	$ 15,178
Year ended December 31, 2010:
Allowance for doubtful accounts	$ 8,694	$ (1,317)	$ (1,063)	$ 572	$ 6,886
Inventory impairment
- Lower of cost or market	3,214	(2,219)	–	201	1,196
- Obsolescence	781	245	–	93	1,119
Allowance for deferred tax assets	2,489	2,460	–	(132)	4,817
	$ 15,178	$ (831)	$ (1,063)	$ 734	$ 14,018
Year ended December 31, 2011:
Allowance for doubtful accounts	$ 6,886	$ (1,555)	$ (664)	$ (53)	$ 4,614
Inventory impairment
- Lower of cost or market	1,196	1,725	(888)	(14)	2,019
- Obsolescence	1,119	268	–	(81)	1,306
- Charges related to flooding	–	3,572	–	(130)	3,442
Allowance for deferred tax assets	4,817	(3,942)	–	–	875
	$14,018	$ 68	$ (1,552)	$ (278)	$ 12,256

During 2009, the copper prices on London Metal Exchange (the “LME”) gradually rose from $3,220 in January 2009 to $6,981 in December 2009. The previous recognized impairment of $24,268 due to lower of cost or market was credited to cost of sales for those finished goods which were sold at above market in 2009.

During 2010, the Company exercised rigorous controls over raw-material inventory and through long-term copper future contacts reduced its exposure to the fluctuations in market prices for copper, which resulted in a significant reduction in the inventory impairment.

During 2011, the decrease in commodity prices, including that of copper, resulted in a write-down of the cost of the inventory as of December 31, 2011. Copper prices on the LME fell from an average monthly price high of $9,555 in January 2011 to $7,657 in December 2011. As a result, inventory write-down to market of $1,725 was charged to cost of sales for the year ended December 31, 2011.

The impairment charge of $3,572 was related to flooding in Thailand (note 14).

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the People’s Republic of China.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2011, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the corporate income tax rate was 30% for each of the three years ended December 31, 2011 and a withholding tax of 10% is levied on dividends received by the Company. CTW is listed on Stock Exchange of Thailand (“SET”), its applicable corporate income rate was 25% for the first 300 million Baht of net profit and 30% for the amount exceeding 300 million Baht. The reduced rate of taxation applied for listed companies for three accounting periods from 2008 to 2010. As a part of an initiative to promote Thailand’s competitiveness, the Thai Government announced in Royal Decree (No. 530) to provide for a reduction of corporate income tax on December 21, 2012: (1) Reduction of corporate tax from 30% to 23% for accounting period from January 1, 2012; (2) Further reduction of corporate income tax to 20% for the subsequent two accounting periods from January 1, 2013. The tax reduction is valid for three years from 2012 to 2014. In Australia, the corporate income tax rate was 30% for 2009/2010, 2010/2011 and 2011/2012 tax years. The applicable corporate income tax rate for the subsidiaries in the People’s Republic of China was 25% for each of the three years ended December 31, 2011.

Pursuant to the Corporate Income Tax Law (the CIT Law) of the PRC that came into effect on January 1, 2008, all the enterprises generally are subject to corporate income tax at an effective rate of 25% on income as reported in their statutory accounts. An enterprise located in specially-designated regions or cities and eligible for the preferential policy in the form of a reduced tax rate shall have five years from the time when the CIT Law takes effect to transition progressively to the legally prescribed tax rate. During this period, an enterprise that enjoyed the 15% corporate income tax rate shall be subject to the 18% tax rate for the year 2008, 20% for the year 2009, 22% for the year 2010, 24% for the year 2011, and 25% for the year 2012.

PEWS is located in Shenzhen, which is a region where preferential tax rates apply and currently qualifies for a reduced rate of taxation of 20%, 22%, and 24% for the years 2009, 2010, and 2011, respectively. PEWS is the only subsidiary of the Company in the PRC that qualifies for the preferential tax rates under the CIT Law. Under the CIT law, dividend distributions of profits earned prior to January 1, 2008 to foreign investor(s) are exempt from withholding tax; distribution of the profits earned after January 1, 2008 is subject to withholding tax of 10%, reduced to 5% under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income provided that the Hong Kong holding company, CCH(HK), is qualified as the “beneficial owner” of the dividend income under Cuoshuiban [2009] No.601.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2009	2010	2011

Thailand	$ 10,921	$ 24,750	$ 8,760
Singapore	3,149	1,671	(80)
Australia	3,020	2,176	3,130
The People’s Republic of China	3,690	6,921	985
Others	(2,318)	(3,665)	(12,101)

	18,462	31,853	694

Equity investees
The People’s Republic of China	(40)	(21)	(58)
	$ 18,422	$ 31,832	$ 636

            Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2009	2010	2011

Allocated to net income (loss)

Current:
Thailand	$ 813	$ 4,069	$ 4,869
Singapore	–	–	–
The People’s Republic of China	814	1,324	679
Australia	680	956	1,291
Total current	2,307	6,349	6,839

Deferred:
Thailand	1,723	170	(1,446)
Singapore	100	59	(154)
The People’s Republic of China	389	197	(43)
Australia	128	(262)	(316)
Total deferred	2,340	164	(1,959)
The benefits of operating loss carried forwards	–	(72)	(314)
	$ 4,647	$ 6,441	$ 4,566
Allocated to other comprehensive income (loss)	$ 18	$ 84	$ –

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

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

	Year ended December 31,
Income tax at statutory tax rate in:	2009	2010	2011

Tax provision at statutory rate (30%)	$ 5,755	$ 9,608	$ 191

Foreign income taxed at different rate	(455)	881	1,350
Expenses not deductible for tax purpose	2,437	1,684	753
Impairment of goodwill not deductible for tax	–	–	2,637
Written-off deferred tax assets arising from liquidation of a subsidiary	–	–	3,633
Reversal of valuation allowance arising from liquidation of a subsidiary	–	–	(3,633)
Utilization of prior year tax losses	–	(6,186)	–
Changes in valuation allowance	(3,959)	2,473	(291)
Written-off deferred tax	1,473	215	-
Tax exempt on income	(1,573)	(2,583)	(1,453)
Difference due to effect of tax holidays	(141)	(583)	–
Unrecognized tax benefits	708	354	1,026
Deferred tax liability arising from undistributed earnings	402	578	193
Effect of temporary tax rate changes on deferred tax assets	–	–	862
Others	–	–	(702)
Total tax income for the year	$ 4,647	$ 6,441	$ 4,566

Pacific Thai had deferred tax assets (mainly from prior year net operating losses) of $3,633 with a 100% valuation allowance as of December 31, 2010. Following the de-registration of Pacific Thai on January 5, 2011, its deferred tax assets could no longer be realized and thus were written off. The corresponding valuation allowance was reversed during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

Deferred tax liabilities and assets comprised the following:

	As of December 31
	2010	2011

Deferred tax liabilities:

Outside basis differences	$ (1,973)	$ (2,172)

Total deferred tax liabilities	(1,973)	(2,172)

Deferred tax assets:
Unused tax losses	4,480	1,181
Allowance for doubtful accounts	1,454	682
Inventory impairment	649	744
Allowance for impairment in investment	1,203	933
Rebates and other accrued liabilities	1,420	1,980
Unpaid retirement benefits	–	854
Charges related to flooding	–	874
Deferred revenue and cost of sales	–	320

Total deferred tax assets	9,206	7,568
Valuation allowance for deferred tax assets (note 10)	(4,817)	(875)

Total deferred tax assets	4,389	6,693

Net deferred tax assets	$ 2,416	$ 4,521

The amount of deferred tax liabilities and assets at December 31, 2010 and 2011 were as follows:

	As of December 31,
	2010	2011

Gross current deferred tax liabilities	$ (43)	$ (49)

Gross current deferred tax assets	3,763	5,234
Valuation allowance for deferred tax assets	(400)	–

	3,363	5,234

Net current deferred tax assets	3,320	5,185

Gross non-current deferred tax liabilities	(1,930)	(2,123)

Gross non-current deferred tax assets	5,443	2,334
Valuation allowance for deferred tax assets	(4,417)	(875)

	1,026	1,459

Net non-current deferred tax assets	(904)	(664)

Net deferred tax assets	$ 2,416	$ 4,521

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

The deferred tax liabilities and assets are presented in the accompanying consolidated balance sheets as follows:

	As of December 31,
	2010	2011

Current
Deferred tax assets	$ 3,320	$ 5,185

Total current	3,320	5,185

Non-current
Deferred tax assets	677	517
Deferred tax liabilities	(1,581)	(1,181)
Total non-current	(904)	(664)

Net deferred tax assets	$ 2,416	$ 4,521

As of December 31, 2011, the Company has available unused net operating losses that may be applied against future taxable income and that expire as follows:

Date of expiration	2010	2011

2011	$ 3,089	$ –
2012	5,399	656
2013	3,115	461
2014	5,069	853
2015	353	356
2016	–	839
No expiration	1,396	1,801
	$ 18,421	$ 4,966

The remaining net operating losses can be carried forward, subject to any condition to be met under the relevant tax laws of the respective jurisdictions. The utilization of these net operating loss carry forwards is subject to agreement by the income tax authorities in the respective jurisdictions.

As of December 31, 2010 and 2011, the Company is subject to taxation in The People’s Republic of China, Australia, Thailand, and Singapore.  The Company’s tax years from 2006 and forward are still open examination by the tax authorities in various tax jurisdictions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Change in Uncertain Tax Positions	As of December 31,
	2009	2010	2011
Balance at January 1	$ 2,055	$ 2,198	$ 2,332
Additions based on tax positions related to the current year	143	134	308
Additions for tax positions of prior years	–	–	–
Settlements	–	–	–

Balance at December 31	$ 2,198	$ 2,332	$ 2,640

The Company is not expecting there would be any reasonably possible change in the total amounts of unrecognized tax benefits within twelve months of the reporting date. As of December 31, 2010 and 2011, the amount of unrecognized tax benefits (excluding interest and penalties) included in the balance sheet that would, if recognized, affect the effective tax rate is $2,332 and $2,640, respectively.

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company have provided as of the reporting date, were:

	As of December 31,
	2009	2010	2011
Accrued interest on unrecognized tax benefits	$ 1,299	$ 1,373	$ 1,783
Accrued penalties on unrecognized tax benefits	1,806	1,948	2,256

Total accrued interest and penalties on Unrecognized tax benefits	$ 3,105	$ 3,321	$ 4,039

The bases for interest and penalties are of 0.05% per day (18.25% annually) and 100% respectively of the relevant income tax liabilities. The Company recognized $74 and $142 in interest and penalties during 2010 and $410 and $308 in interest and penalties during 2011. As of December 31, 2010 and 2011, the Company recognized $3,321 and $4,039, respectively, in interest and penalties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

12.              VALUE ADDED TAX (“VAT”)

According to the value-added tax policy from the relevant tax authorities, the sales are subject to an output VAT, while the purchase of products is subject to an input VAT. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT. The revenue, expenses and assets are recognized net of the amount of VAT except where the VAT incurred in a purchase of assets or services is not recoverable from taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the assets or as part of the expenses item as applicable. Receivable and payable that are stated with the VAT incurred. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivable or payable in the balance sheet.

The VAT rates of our Operating Subsidiaries in various tax jurisdictions are:

China	17%
Singapore	7%
Thailand	6%
Australia	10%

13.              COMMITMENTS AND CONTINGENCIES

(a)                Leases

                        The Company leases certain machinery and equipment under capital leases for 2010 and 2011.

                        The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

                        Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following as of December 31, 2011:

	Capital Leases	Operating Leases

2012	$ 882	$ 866
2013	173	663
2014	46	430
2015	30	177
2016	4	172
Thereafter	–	2,354

Net minimum lease payments	$ 1,135	$ 4,662

Less: amount representing interest	(57)

Present value of net minimum lease payments	$ 1,078
Less: non-current portion included in other non-current liabilities	(842)
Current portion included in other current liabilities	236

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

13.              COMMITMENTS AND CONTINGENCIES (continued)

(a)                Leases (continued)

                        Rental expense consisted of the following:

	2009	2010	2011

Rentals under operating leases	$ 1,013	$ 937	$ 911

            The capital lease liabilities are secured by the leased machinery and equipment at cost of $330 and $195 as of December 31, 2010 and 2011, respectively. The accumulated depreciation of these leased assets as of December 31, 2010 and 2011 amounted to $264 and $97, respectively. The depreciation of machinery and equipment under capital leases are included in the depreciation expenses under costs of sales.

            The average discount interest rate implicit in the lease is in the range of 6.58% to 8.78% and 6.5% to 8.73% for 2010 and 2011, respectively.

(b)               As of December 31, 2011, the Company and its subsidiaries had commitments to purchase raw materials totaling $186.6 million to $243 million (23,774 to 30,936 metric tons), from third parties at the prices stipulated in the contracts.

(c)                As of December 31, 2011, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $9.7 million (2010: $12.8 million) in respect of banking facilities extended to two Operating Subsidiaries.

            As of December 31, 2010, two subsidiaries of Charoong Thai had commitments to provide cross guarantees for credit lines of $66.2 million. There was no such commitment as of December 2011.

            As of December 31, 2011, the Company provided a corporate guarantee not exceeding the sum of $26.3 million (2010: $20.5 million) for the bond performance and banking facility of Sigma Cable.

            As of December 31, 2011, there were outstanding bank guarantees of $18 million (2010: $19.8 million) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies.  These guarantees generally expire within 1 year.

(d)               As of December 31, 2011, the Company and its subsidiaries had capital commitment relating to the installation of equipment and acquisition of machinery, totaling $1 million (2010: $0.1 million).

(e)                As of December 31, 2011, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting service with unrelated parties and related parties totaling $0.1 million (2010: $0.2 million) and $3.1 million (2010: $0.2 million) respectively.

(f)                As of December 31, 2011, the Company pledged 112 million shares of Charoong Thai to reserve a $14 million term loan facility and a $8 million trade facilities of CCH HK.

            As of December 31, 2010, SPFO pledged account receivables of $3.9 million against a bank loan.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

13.              COMMITMENTS AND CONTINGENCIES (continued)

(g)                As disclosed in note 1, on June 28, 2007 SOF entered into a shareholders’ agreement with the Company and PEWC (the “Shareholders Agreement”). On March 27, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. On July 1, 2011, SOF transferred its remaining 9.8% interest in the Company to COF, which became a party to the Amended Shareholders Agreement, which provides for the following:

Indemnification

The Company must certify to SOF (now became COF) whether or not it is considered a Controlled Foreign Corporation or a Passive Foreign Investment Company as of each fiscal year end. Should this certification be challenged by the taxing authorities and found to be incorrect, the Company must indemnify SOF (now became COF) and its shareholders against interest and penalties that may be imposed and reasonable attorney’s fees incurred.

It is management’s opinion that this indemnification will not result in any adverse material financial consequence to the Company.

Controlled Foreign Corporation is any foreign corporation of which more than 50 percent of either -

(1) The total combined voting power of all classes of stock of the corporation entitled to vote; or

(2) The total value of the stock of the corporation, is owned by United States shareholders on any day during the taxable year of such foreign corporation.

Passive Foreign Investment Company (“PFIC”) has one of the following attributes:

(1) At least 75% of the corporation's income is considered "passive", which is based on investments rather than standard operating business.

(2) At least 50% of the company's assets are investments that produce interest, dividends and/or capital gains.

PFICs include foreign-based mutual funds, partnerships and other pooled investment vehicles that have at least one U.S. shareholder.

Registration Rights

The Company has prepared and filed with the SEC a registration statement on Form F-1 covering the resale of the “Registrable Securities” for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, which registration statement was declared effective under the Securities Act by the SEC on March 11, 2009, but requires the filing of a post-effective amendment to include the most recent annual audited financial statements, and, from time to time, unaudited financial statements for the six month period then ended.  “Registrable Securities” includes the shares beneficially owned by COF and the 10.2% of the common stock acquired by PEWC from SOF in March 2009.

Subject to the Amended Shareholders’ Agreement, the Company must use its reasonable best efforts to keep such registration statement continuously effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144 of the Securities Act of 1933 and (ii) COF receives freely transferable shares from the Company’s transfer agent.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

13.              COMMITMENTS AND CONTINGENCIES (continued)

Registration Rights (cont’d)

If any such registration statement ceases to remain continuously effective for any reason after the effective date and during any time when the registration statement is required to be effective, or SOF (now became COF) is otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, in either case, for more than thirty (30) consecutive trading days or more than an aggregate of sixty (60) trading days during any twelve month period (an “ Event ”), then the “Put Right” (as explained in note 1) will become immediately exercisable and will continue until such event has been cured.

14.             FLOODING IN THAILAND

           Siam Pacific, a wholly owned subsidiary of Charoong Thai, suspended operations temporarily in 2011 due to damage sustained from the region’s recent flooding. The facility of Siam Pacific, located 30 kilometers north of Bangkok, manufactures enameled wire and communication wire. The facility sustained water damage, as the water level reached approximately 1.5 meters which damaged some of the machinery and equipment in the plant, as well as some of the inventory in the warehouse. As a result, the Company recorded $3,947 of flood-related charges, including property, plant and equipment, impairments, repairing charges and a write-down of damaged inventory and recognized $874 of deferred tax asset related to the charges in 2011. These charges are separately stated as a line item, “Charges related to flooding” included in operating expense on the consolidated statement of operations.

The Company’s insurance policy covers the flood damage to the building, machinery, and inventory; however, it does not cover losses incurred due to the business disruption. The process of submitting claims to the Company’s insurers is still ongoing and the Company is unable to determine of the amount of losses to be recovered from the insurance company.

The following table summarizes the flood related charges for the year ended December 31, 2011:

Inventory write-down	$ 3,572
Property, plant and equipment impairment	25
Repairing charges	350
Total charges	$ 3,947

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

Short-term debt: The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair value of the non-interest bearing short-term debt from related parties approximates to its carrying amount as it is repayable on demand.

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

16.    CONCENTRATIONS OF RISKS

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

                        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2011, no single group or customer represents greater than 10% of the Company’s accounts receivable. The Company’s exposure to credit risk arises from default of counterparty, with maximum exposure equal to the carrying amount of these financial instruments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

16.    CONCENTRATIONS OF RISKS

(a)               Concentrations of credit risk (cont’d)

The Company is exposed to credit loss in the event of non-performance by counter parties on foreign exchange contracts, but the Company does not anticipate non-performance by any counter parties.

(b)              Concentrations of customers

One customer accounted for more than 10% of the total revenue for the year ended December 31, 2009 (note 20). No single customer accounted for more than 10% of the total revenue for the years ended December 31, 2010 and 2011.

(c)               Risk related to copper and supplier

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

Substantially all of the Company’s copper rods are supplied by PEWC. In addition to copper rod, the Company purchases high voltage power cable from PEWC for distribution purposes.

(d)               Foreign exchange risk

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

(e)            Current vulnerability due to certain other concentrations

The Company conducts substantial business operations in the PRC. The results of operations and prospects may be adversely affected by significant economic, legal and other developments in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(f)            Concentration in the geographic area

The Company conducts substantial business operations in the Thailand, PRC, Singapore and Australia. See note 20 – Segment Financial Information for details.

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

Moon View, PEWC, Singapore Branch and PEWC Singapore Co. (Pte) Ltd are controlled by PEWC.  Moon View is the immediate holding company of the Company. Italian-Thai is the minority shareholder of one of the Company’s Operating Subsidiaries in Thailand. Shandong Yanggu is the shareholder of one of the Company’s Operating Subsidiaries in China. SPHC is one of the Company’s equity investees. Fujikura Limited is a shareholder of one of the Company’s Operating Subsidiaries in Thailand.

	December 31,
	2010	2011

Due from:
PEWC	$ 1,628	$ 1,797
PEWC, Singapore Branch	1,030	1,071
Italian-Thai Development Public Company Limited (“Italian-Thai”) and its affiliates	3,346	1,180
SPHC	1,631	1,179
Shandong Yanggu Wire & Cable Corp Ltd (“Shandong Yanggu”)	514	–
Others	97	–
	$ 8,246	$ 5,227

Due to:
PEWC	$ 11,389	$ 9,490
PEWC, Singapore Branch	891	893
PEWC Singapore Co. (Pte) Ltd.	1,262	1,276
Shandong Yanggu	9	–
Fujikura Limited	224	184
Thai Metal Processing Co., Ltd.	112	60
SPHC	2,858	2,384
Shandong Huayu	395	406
	$ 17,140	$ 14,693

Short-term loan from:
Moon View Ventures Limited (“Moon View”)	$ 1,732	$ 1,732
	$ 1,732	$ 1,732

The interest rates on the above balances with related parties range from 1.25% to 1.38% and are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

17.    RELATED PARTY BALANCES AND TRANSACTIONS (continued)

            The transactions undertaken with related parties are summarized as follows:

	Year ended December 31,
	2009	2010	2011

Purchases of copper from PEWC	$ 33,426	$ 42,236	$ 44,466
Purchases of power cables from PEWC	12,211	3,846	7,164
Purchases of raw materials from Thai Metal Processing Co. Ltd	955	1,153	1,139
Purchases of goods from PEWC	11,247	210	320
Purchases of goods from Fujikura Limited	1,946	2,536	1,348
Sales to Italian Thai and its affiliates	4,144	3,741	3,663
Sales to PEWC	–	65	–

Interest expense paid to PEWC	135	–	–
Interest expense paid to PEWC Singapore Co. (Pte) Ltd	19	14	13
Interest income from Italian Thai Development Public Co Ltd	3	–	–
Management fee paid to PEWC	147	204	239
Management fee received from PEWC	–	–	19
Management fee received from PEWC, Singapore Branch	13	14	14
Management fee received from Italian Thai Development Public Co., Ltd	63	34	–
Dividend income from Thai Metal Processing Co. Ltd.	65	106	–

Information technology service fee paid to PEWC	36	35	38

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

            In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years 2009, 2010 and 2011.

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

18.    DEFINED CONTRIBUTION AND BENEFIT PLANS

The Company records the funded status of the Company’s defined benefit plans in the consolidated balance sheet. Actuarial gains and losses and prior service costs continue to be deferred and recognized in expense ratably over appropriate future periods, but the overfunded or underfunded status of the defined benefit plans is now measured as the difference between the fair value of plan assets and the projected benefit obligation (“PBO”). This difference is recorded as an asset (if overfunded) or a liability (if underfunded), with a corresponding adjustment to accumulated other comprehensive loss, net of tax. The net unrecognized actuarial loss and unrecognized prior service costs are recognized in net periodic benefit cost in the consolidated statements of operations, those amounts are reclassified from accumulated other comprehensive (loss) income. The Company currently measures the funded status of its plan as of the balance sheet date.

In accordance with the Thailand labor law, Charoong Thai is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. During the financial year 2011, the Company’s total expense included $288 (2010: $539; 2009: $451).  The plan is not funded and the amount is recognized in Other Current Liabilities in the balance sheet. The Company pays to settle the obligations as and when employees retire.

The Company has several defined contribution plans covering its employees in Australia, the People’s Republic of China (“PRC”) and Singapore. Contributions to the plan are made annually. Total charges of continuing operations for the years ended December 31, 2009, 2010 and 2011 were $615, $708, and $891, respectively and for years ended December 31, 2009 and 2010 and period ended November 30, 2011 that of discontinued operations were $77, $138 and $205, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

18.    DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

In conformity with ASC 715 “Compensation – Retirement Benefits” (“ASC 715”), the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2010 and 2011 based on the latest actuarial valuation:

	2009	2010	2011

Change in benefit obligation:
Benefit obligation at beginning of year		$ 2,012	$ 2,761
Foreign currency translation adjustments		285	(136)
Service cost		302	181
Interest cost		223	106
Benefits paid		(61)	(219)
Actuarial loss		–	244
Curtailment		–	(2)
Benefit obligation at end of year		$ 2,761	$ 2,935

Change in plan assets:
Fair value of plan assets at beginning of year		$ –	$ –
Employer’s contribution
Fair value of plan assets at end of year		–	–
Funded status		$ (2,761)	$ (2,935)
Unrealized net transition obligation		–	–
Unrecognized net actuarial loss (gain)		–	–
Accrued benefit cost		$ (2,761)	$ (2,935)

Components of net periodic benefit cost:
Service cost	$ 374	$ 302	$ 181
Interest cost	85	223	106
Amortizations of:
Unrecognized net prior service cost (credit)	(8)	(8)	(8)
Unrecognized actuarial loss	–	22	9
Net periodic benefit cost	$ 451	$ 539	$ 288

Amounts recognized in accumulated other comprehensive loss consist of the following: (recognized under ASC 715)
Actuarial loss	$ 68	$ 669	$ 602
Prior service (credit) cost	–	(129)	7
Total recognized in other comprehensive loss	$ 68	$ 540	$ 609

The accumulated benefit obligations amounted to $2,761 and $2,935 as of December 31, 2010 and 2011, respectively.

The estimated net loss and prior service cost (credit) for the defined benefit plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $(27) and $8, respectively.

The actuarial loss increased in 2011 due to the change in assumption:

-          Discount rate was changed from 4.8% per annum to 3.8% for 2012 to reflect prevailing bond yield.

-          The mortality rate have been updated from TMO97 table (Thailand Mortality Ordinary Lite Tables 1997) to TMO98 table (Thailand Mortality Ordinary Lite Tables 2008) reflect the latest available mortality study.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

18.    DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2010 and 2011 are as follows:

	2010	2011
Discount Rate	4.8%	4.2%
Rate of Increase in Compensation Levels	6.0%	6.0%
Employee turnover rates:-
Prior to age 35	4.0% - 15.0%	4.0% - 15.0%
Age 35 to 50	2.0% - 7.0%	2.0% - 7.0%
Age 51 to 60	-	0.0% - 2.0%

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended December 31
2012	$ 24
2013	221
2014	33
2015	257
2016	121
2017 - 2021	1,171
$ 1,827

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

19.    DISCONTINUED OPERATIONS

           The Company entered into an agreement to dispose its 51% equity interest in the SPFO joint venture to a group of investors in exchange for a total cash consideration of RMB18.5 million (approximately $2.9 million), effective upon the directors’ approval on September 7, 2011. The purpose of the disposal is to focus on the Company’s core wire and cable business that are more profitable by divesting its non-core fiber-optics cable, of which the market in china has very competitive. The share transfer was completed on December 1, 2011, consequently, the Company’s deconsolidated SPFO effective December 1, 2011. The Company recognized $1,962 gain on disposal of a subsidiary in consolidated statement of operations.

SPFO was consolidated prior to its disposal and it met the criteria for reporting as discontinued operations. Therefore, the results of operations of SPFO and the gain of the disposal have been classified as “Income from operations of discontinued SPFO” in the consolidated statement of operations for the year ended December 31, 2011 and prior periods' amounts have been reclassified accordingly.

            Results from discontinued operations related to SPFO for the years ended December 31, 2009 and 2010 and period ended November 30, 2011 are as follows:

	Year ended December 31,
	2009	2010	2011

Net sales	$ 35,993	$ 22,736	$ 30,210
Cost of sales	(30,244)	(18,072)	(25,111)
Gross profit	5,749	4,664	5,099
Selling, general and administrative expenses	(4,456)	(3,545)	(4,809)
Recovery of doubtful accounts	752	377	68
Income from discontinued operations	2,045	1,496	358
Exchange gain, net	20	-	-
Interest income	-	110	129
Interest expenses	(1,000)	(1,197)	(1,336)
Other income (expenses)	85	37	(38)
Income (loss) before income tax	1,150	446	(887)
Gain on disposal of SPFO	-	-	1,962
Income from operations of discontinued SPFO	1,150	446	1,075
Income tax	(697)	(450)	(229)
Net income (loss) of discontinued operations	$ 453	$ (4)	$ 846
Net income (loss) attributable to non-controlling interests	222	(2)	(547)
Net income (loss) attributable to APWC	231	(2)	1,393

             The transactions undertaken with related parties are summarized as follows:

	Year ended December 31,
	2009	2010	2011

Purchases of goods from Shandong Yanggu	–	17	317
Sales to Shandong Yanggu	–	96	536
Sales to SPRC	–	160	157
Interest expense paid to Shandong Yanggu	–	63	–
Management fee paid to Shandong Yanggu	–	–	387

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

20.    SEGMENT FINANCIAL INFORMATION

Description of Products by Segment

In accordance with ASC 280, “Segment Reporting ”, the Group chief operating decision maker has been identified as the chief operating officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. According to the management approach, the Company currently operates in three operating segments: (1) manufacturing of wire and cable products (“Manufactured products”), (2) distribution of copper and cable products manufactured by PEWC (“Distributed products”) and (3) sales, delivery and installation of wires and cables (“SDI”).

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

	Year ended December 31,
	2009	2010	2011

Revenues

Revenues from external customers:
Manufactured products	$ 264,128	$ 396,059	$ 429,474
Distributed products	28,102	26,935	25,500
Supply, delivery and installation of wires and cables	34,008	23,600	16,972

Total revenues from external customers	$ 326,238	$ 446,594	$ 471,946

Intersegment revenues:
Manufactured products	$ 12,235	$ 3,143	$ 3,283
Distributed products	–	9,898	13,960

Total intersegment revenues	$ 12,235	$ 13,041	$ 17,243

Total segment revenues	$ 338,473	$ 459,635	$ 489,189

Reconciling item
Elimination of intersegment revenues	(12,235)	(13,041)	(17,243)

Total revenues	$ 326,238	$ 446,594	$ 471,946

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

20.    SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2009	2010	2011

Segment profit (loss)
Manufactured products	$ 14,288	$ 53,429	$ 42,876
Distributed products	1,517	1,378	2,955
Supply, delivery and installation of wires and cables	889	242	57
Inventory impairment	23,949	1,974	(1,993)

Total segment profit	$ 40,643	$ 57,023	$ 43,895

Reconciling items
Corporate and other expenses	(24,228)	(28,371)	(42,079)
Exchange gain (loss)	507	3,041	(1,346)
Interest income	458	492	1,409
Interest expense	(1,597)	(1,364)	(2,217)
Share of net loss of equity investees	(40)	(21)	(58)
Gain on liquidation of subsidiary	568	–	–
Other income	2,111	1,032	1,032

Income from continuing operations before income taxes	$ 18,422	$ 31,832	$ 636

Segment assets
Manufactured products	$ 280,179	$ 374,634	$ 326,960
Distributed products	6,363	8,195	4,369
Supply, delivery and installation of wires and cables	864	359	357

Total segment assets	$ 287,406	$ 383,188	$ 331,686

Reconciling items
Corporate and other assets	5,383	493	1,168
Investment in equity investee companies	3,263	3,242	4,435

Total assets	$ 296,052	$ 386,923	$ 337,289

Expenditures for additions to long-lived assets
Manufactured products	$ 3,260	$ 3,650	$ 8,775
Distributed products	–	–	–
Supply, delivery and installation of wires and cables	–	–	–
Corporate	–	3	113

Total expenditure for additions to long-lived assets	$ 3,260	$ 3,653	$ 8,888

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

20.    SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2009	2010	2011

Depreciation expenses
Manufactured products	$ (8,165)	$ (6,474)	$ (6,014)
Distributed products	–	–	–
Supply, delivery and installation of wires and cables	–	–	–
Corporate	(14)	(14)	(52)

Depreciation expenses of continuing operations	$ (8,179)	$ (6,488)	$ (6,066)
Depreciation expenses of discontinued operations	(762)	(369)	(396)
Total depreciation expenses	(8,941)	(6,857)	(6,462)

Impairment loss of long-lived assets and goodwill
Manufactured products	$ –	$ –	$ (8,816)
Distributed products	–	–	–
Supply, delivery and installation of wires and cables	–	–	–
Corporate	(77)	–	–

Total impairment loss	$ (77)	$ –	$ (8,816)

Interest income
Manufactured products	$ 408	$ 454	$ 1,305
Distributed products	21	27	81
Supply, delivery and installation of wires and cables	29	11	3
Corporate	–	–	20

Total interest income of continuing operations	$ 458	$ 492	$ 1,409

Interest expense
Manufactured products	$ (1,414)	$ (1,203)	$ (2,050)
Distributed products	(59)	(73)	(88)
Supply, delivery and installation of wires and cables	(87)	(39)	(39)
Corporate	(37)	(49)	(40)

Total interest expense of continuing operations and discontinuing operations	$ (1,597)	$ (1,364)	$ (2,217)

Share of net loss of equity investees
Manufactured products	$ –	$ –	$ –
Distributed products	–	–	–
Supply, delivery and installation of wires and cables	–	–	–
Corporate	(40)	(21)	(58)

Total share of net loss of equity investees	$ (40)	$ (21)	$ (58)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

20.    SEGMENT FINANCIAL INFORMATION (continued)

            There is no sales of 10% or more of the total revenue to a single customer for 2010 and 2011. In 2009, sale to SP Powerassets Ltd. exceeded 10% of total revenue, which included sales of manufactured products, distributed products, and sales, delivery and installation of wires and cables, are as follows:

2009

Manufactured products	$ 10,398
Distributed products	22,746
Supply, delivery and installation of wires and cables	32,806
$ 65,950

Geographic Area Data

            Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2009	2010	2011

Revenues from external customers
Continuing operations
Thailand	$ 96,799	$ 165,191	$ 176,011
Singapore	94,782	70,154	86,474
Australia	34,574	46,288	61,457
The People’s Republic of China	90,768	146,529	138,970
Vietnam	4,550	9,752	5,106
Others (Southeast Asia)	4,765	8,680	3,928
	$ 326,238	$ 446,594	$ 471,946
Revenue from discontinued operations	$ 35,993	$ 22,736	$ 30,210

Long-lived assets by the country of domicile are summarized as follow:
Long-lived assets by area:
Thailand	$ 28,002	$ 27,926	$ 19,894
Singapore	8,069	8,987	10,339
Australia	3,515	3,520	6,119
The People’s Republic of China	12,837	12,261	6,500
Others	18	8	62
Total long-lived assets	$ 52,441	$ 52,702	$ 42,914

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

21.      SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

            The following tables present summarized financial information of the Company’s principal equity investees, Lox Pac, SPHC, Shandong Huayu and SPRC.

	As of December 31,
	2010	2011
	Unaudited	Unaudited

Current assets	$ 51,305	$ 54,968
Non-current assets	19,348	17,961
Current liabilities	(40,162)	(44,870)
Non-current liabilities	(2,023)	(1,156)

Total shareholders’ equity	$ 28,468	$ 26,903

	Year ended December 31,
	2009	2010	2011
	Unaudited	Unaudited	Unaudited

Net sales	$28,090	$44,866	$55,727
Gross Profit	6,582	10,457	13,543
Net income (loss)	(629)	(1,347)	(1,360)