Form 20-F
period 2012-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2013-04-30
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, par value 0.01 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,828,869 Common Shares

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

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; global, regional or national economic and financial conditions, including events such as the financial crisis that commenced in 2008 and the consequent economic recession, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; changes in laws or regulations applicable to the Company in the markets in which we conduct business; the availability and price of copper, our principal raw material; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service, and meet all requirements under, our debt, and to maintain adequate credit facilities and credit lines; our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; increased exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; the fact that Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”)  is a holding company that depends for income upon distributions from operating subsidiaries, most of which are not wholly‑owned and for which there may be restrictions on the timing and amount of distributions; price competition and other competitive pressures; the impact of climate change on our business and operations and on or customers; our ability to avoid limitations on utilization of net losses for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).

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

Item 2:    Offer Statistics and Expected Timetable

(Not applicable)

Item 3:    Key Information

3.1      Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, prepared in accordance with U.S. GAAP.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5:  Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18:  Financial Statements.”

(Figures in 2008, 2009, and 2010 were restated to reflect the results of discontinued operations of Shandong Pacific Fiber Optics Co. Ltd. (“SPFO”).  For details, see “Item 5.3: Operating Results”)

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
	(in US$ thousands)
Income Statement Data:
Net sales	$484,218	$326,238	$446,594	$471,946	462,265
Costs of sales	(473,911)	(285,595)	(389,571)	(428,051)	(410,450)
Gross profit	10,307	40,643	57,023	43,895	51,815
Operating expenses	(26,586)	(24,151)	(28,371)	(33,220)	(28,200)
Impairment of long-lived assets	—	(77)	—	—	(22)
Impairment of goodwill	—	—	—	(8,791)	—
Operating (loss) profit	(16,279)	16,415	28,652	1,884	23,593
Exchange (loss) gain	(1,712)	507	3,041	(1,346)	2,398
Net interest expense	(4,107)	(1,139)	(872)	(808)	(640)
Share of net loss of equity investees	(142)	(40)	(21)	(58)	(21)
Gain on liquidation of subsidiaries	—	568	—	—	279
Loss on sale of investment	—	—	—	(68)	—
Others	2,861	2,111	1,032	1,032	1,684
Income from continuing operations before income taxes	23,643	18,422	31,832	636	27,293
Income taxes	(2,132)	(4,647)	(6,441)	(4,566)	(8,383)
Net (loss) income from continuing operations	(21,511)	13,775	25,391	(3,930)	18,910
(Loss) income from operations of discontinued SPFO	(689)	1,150	446	1,075	—
Income tax expenses	0	(697)	(450)	(229)	—
(Loss) income from discontinued operations	(689)	453	(4)	846	—
Net (loss) income	(22,200)	14,228	25,387	(3,084)	18,910
Net (loss) income attributable to non-controlling interests	(8,551)	4,139	11,247	2,355	7,961
Net (loss) income attributable to APWC	$(13,649)	$10,089	$14,140	$(5,439)	10,949
Basic and diluted (loss) earnings per share from continuing operations(1)	$(0.96)	$0.71	$1.02	$(0.49)	0.79
Basic and diluted (loss) earnings per share from discontinued operations(1)	$(0.03)	$0.02	$(0.00)	$0.10	—
Basic and diluted (loss) earnings per share(1)	$(0.99)	$0.73	$1.02	$(0.39)	0.79

(1)    The calculation of the (loss) earnings  per share is based on 13,830,769 basic and diluted weighted Common Shares issued and outstanding for the years ended December 31, 2008, 2009, 2010, 2011, and 13,830,751 for year ended 2012.

	As of December 31,
	2008	2009	2010	2011	2012
(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$37,510	$41,534	$63,217	$76,672	$72,816
Working capital	100,428	127,139	170,653	170,956	183,714
Total assets	309,798	296,052	386,923	337,289	389,384
Total debt	59,694	38,917	69,083	54,545	59,577
Total APWC shareholders’ equity	114,129	127,392	153,194	146,510	161,717

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2012.  The respective Noon Buying Rates on December 31, 2012 were US$ 1.00 = Bt 30.59; S$ 1.221; RMB 6.230; and A$0.962.  The respective Noon Buying Rates on April 19, 2012, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 28.6; S$ 1.237; RMB 6.177 and A$ 0.971.  No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)

2008	34.72	33.13	35.72	29.36
2009	33.33	34.30	36.25	33.10
2010	30.16	31.66	33.18	29.49
2011	31.51	30.46	31.76	29.68
2012	30.59	30.99	31.87	30.29

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2012	30.76	30.55
November 2012	30.81	30.62
December 2012	30.67	30.58
January 2013	30.48	29.70
February 2013	29.93	29.74
March 2013	29.83	29.11

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(S$ per $1.00)

2008	1.438	1.410	1.529	1.347
2009	1.404	1.452	1.557	1.380
2010	1.289	1.359	1.423	1.282
2011	1.295	1.260	1.314	1.202
2012	1.221	1.245	1.294	1.216

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2012	1.232	1.216
November 2012	1.229	1.220
December 2012	1.223	1.217
January 2013	1.238	1.220
February 2013	1.241	1.236
March 2013	1.252	1.239

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)

2008	6.823	6.919	7.295	6.780
2009	6.826	6.830	6.847	6.818
2010	6.600	6.760	6.833	6.600
2011	6.294	6.460	6.636	6.294
2012	6.230	6.299	6.338	6.222

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2012	6.288	6.237
November 2012	6.245	6.222
December 2012	6.250	6.225
January 2013	6.230	6.213
February 2013	6.244	6.221
March 2013	6.225	6.211

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

Year Ended December 31,	At Period	Average(1)	High	Low
	(A$ per $1.00)

2008	1.141	1.177	1.647	1.021
2009	1.114	1.252	1.587	1.067
2010	0.988	1.087	1.224	0.985
2011	0.976	0.968	1.058	0.907
2012	0.962	0.964	1.032	0.925

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2012	0.982	0.962
November 2012	0.969	0.955
December 2012	0.966	0.947
January 2013	0.961	0.945
February 2013	0.980	0.960
March 2013	0.984	0.954

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

3.3.1     Risks Related to PCAOB Inspection

Our auditor, Ernst & Young, is headquartered in Taiwan (“E&Y Taiwan”). Taiwan permits independent registered public accounting firms to be subject to inspection by the Public Company Accounting Oversight Board (“PCAOB”) to assess the auditor’s compliance with applicable PCAOB professional standards. However, the audit component team for the China operations of the Company is composed of the affiliated firm of E&Y Taiwan in China ("E&Y China"). E&Y China, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by PCAOB. Therefore, investors may be deprived of the benefits arising from PCAOB inspections of the audit conducted by E&Y China of the Company’s China operations.

3.3.2     Risks Related to Loan Covenants

Our credit facility agreement (the “Credit Agreement”) with Bangkok Bank Hong Kong Branch (the “Bank”) was entered into on March 17, 2011 with a total cash loan of $14 million and a trade facility of $8 million. The cash loan carries an interest rate of Singapore Inter-bank Borrowing Rate (“SIBOR”) plus 2.5% (later amended to 2.75% on December 27, 2012), with a term of 5.5 years. This agreement requires us to maintain at all times certain financial covenants and non-financial covenants for both the guarantor, APWC, and borrower, Crown Century Holdings Ltd. (“CCH HK”).  As of June 1, 2012, the Bank amended its Credit Agreement to make less onerous the financial covenants ratios applicable to the borrower and the guarantor. Since those amendments, APWC and CCH have been in compliance with all of the financial covenant ratios in the Credit Agreement. On December 27, 2012, the Bank again amended its non-financial covenants so that CCH HK should no longer be regarded by the Bank as a 100% direct owned subsidiary of PRC APWC Holdings. However, the Company decided to prepay the outstanding loan balance in the first quarter of 2013. Consequently, the outstanding loan balance was re-classified as a current liability as of December 31, 2012.

However, in addition to certain financial covenants relating to our financial position, operating performance and liquidity, the restrictions contained in our Credit Agreement may limit our ability to, or give rise to a risk of default if, among other things:

•            we incur additional indebtedness for CCH HK for factory expansions, if any;

•             we fail to maintain our listing on the NASDAQ Stock Market, Inc. (“NASDAQ”) or are suspended for more than ten days, in the event that APWC’s stock price were to fall under $1 for consecutive thirty 30 days on NASDAQ;

•            create liens on CCH HK’s assets;

•            enter into business combinations (if it would be interpreted as major change in our business) or disposal of subsidiaries under CCH HK and under APWC; and

Our ability to comply with the requirements of the Credit Agreement is subject to certain risks, including:

•             our ability to sustain the net worth requirements for CCH HK and APWC, if our organic growth in future years for CCH HK and for APWC is not sufficient;

•             our ability to meet the proposed waivers which are still under negotiation with the Bank if our actual operational performance is not sufficient; and

•             future covenant compliance issues, in the event of a rise in copper prices that leads to a material increase  in the Company’s indebtedness.

Our ability to comply with the loan covenants may also be affected by economic, financial and industry conditions, commodity prices such as copper and other factors beyond our control.

For further information, see section 5.7 “Off-Balance Sheet Arrangement”.

3.3.3     Risks Related to the Global Economic and Financial Crisis

The aftermath of the 2008 global financial crisis continues to impact the Company, our customers and the markets in which we operate. One effect has been the growth of what some commentators refer to as hyper-competition, meaning an increase in competition among participants in various sectors competing for customers in a diminishing demand environment. The growth of emerging markets, including those markets in which conduct business, has continued, but the rate of growth and investment has curtailed and future demand prospects are uncertain.

The ongoing recession in the Euro zone may indirectly impact the business of the Company as the outcome of the Euro crisis may well affect global lending rates and policies, which could impact demand from our customers. China recently installed new leadership and while the outcome of this tightly scripted affair is not in doubt, the economic policy consequences are: will there be more fiscal or monetary stimulus, or greater liberalization of the economy? It will take months to find out. The high corporate and individual debt levels in China, and the possibility of a housing bubble, raise serious questions regarding the level of infrastructure investment that will be undertaken in the near term. The political situation in Thailand has stabilized for the time being; however, unrest in the future could adversely impact the level of infrastructure investment, and customer demand for our products, as has happened in the past.

Actual and Possible Impacts on the Company

A comparison of copper prices on the London Metals Exchange (the “LME”) between 2011 and 2012 shows that the average prices for copper fell 10% in 2012.  The effect of that decrease has further impacted the Company’s ability to improve its overall financial performance, particularly since May 2012. The decrease in average LME copper price over 2012 was the principal contributing factor to the drop in 2012 of our ASP (average selling price) compared with 2011.  In Thailand, the net sales were slightly lower as our production and our ability to ship our products was curtailed by the nationwide flooding in 2011 that affected Thailand and severely disrupted many business operations in that country well into 2012.  In Australia and Singapore, we witnessed an increase in net sales, as manufactured products and distributed products each enjoyed a higher turnover.

 Copper prices on the LME dropped throughout the last two months of 2012 to lower than $8,000 per ton. Consistent with industry practice, customers would expect that the selling prices of our products, particularly of copper based wires, would therefore be lower than the first half of 2012.  The decrease in copper prices and other commodity prices also resulted in a decreased turnover for the last part of the year, as customers delayed placing orders with the Company or reduced the quantity of such orders in anticipation of a possible further reduction in copper prices.  A further decrease in copper prices would likely have an adverse effect on the revenues of the Company.

When compared with 2011 sales, overall sales of Manufactured Products in 2012 decreased by 6.6%. Power cables recorded the greatest increase which was offset by a decrease in enameled wire sales. Sales of supply, delivery and installation project services decreased by 62%, while sales of distributed wire and cable products increased by 115%.

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

3.3.4     Risks Related to the Common Shares and Corporate Governance

Consolidation of Charoong Thai Group Accounts

As of December 31, 2012, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”), a decrease from the Company’s initial ownership percentage which is attributable to the exercise of warrants or conversion of convertible securities by third parties.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai.  In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below 50%.  If the Company’s ownership percentage in Charoong Thai were to fall below 50%, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated but instead would be accounted for under the equity method.  In such an event, the Company’s accounts would show a decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

Potential Illiquidity of Common Shares

Approximately 75.5% of our Common Shares are either unregistered securities or registered securities held by affiliates (or were repurchased by the Company), which are subject to restrictions on trading.  Accordingly, approximately 75% of our Common Shares are not fully liquid investments.  Since April 2011, when APWC was listed on NASDAQ, the volume of trading in our Common Shares has picked up fractionally.  However, the value of our Common Shares may be impacted negatively by their relative illiquidity when compared to the publicly-traded shares of many issuers.

Control of the Company Rests with Majority Shareholder; Controlled Company Exemption; Risks Related to PEWC

As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”) has sufficient votes to control the outcome of any matters presented for a shareholder vote, including the election of the members of the Board of Directors.  PEWC may vote its shares in the Company in the manner that it sees fit.  In addition, subject to compliance with applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent that it is: (i) prohibited from engaging in conduct oppressive to minority interests under applicable law and (ii) required to comply with the terms of the Amended and Restated Shareholders’ Agreement dated March 27, 2009 among the Company, PEWC and MSD Credit Opportunity Master Fund, L.P. (“COF”) (as the assignee of SOF Investments, L.P. (“SOF”) in July 2011), a Delaware limited partnership which owns beneficially approximately 9.8% of the issued and outstanding Common Shares (the “Amended and Restated Shareholders Agreement”).

The Common Shares of the Company are traded on the NASDAQ Global Markets tier.  However, as the Company has a more than fifty percent (50%) shareholder, the Company is entitled to rely upon a “controlled company exemption” to the requirement that a company have a board of directors comprised of a majority of independent directors in order to be listed on NASDAQ. At present, a majority of the board of directors of the Company is affiliated with PEWC.

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

Limited Trading Volume

Although our Common Shares are traded on the NASDAQ Global Markets tier, trading in, and demand for, our Common Shares has been limited. As a consequence, shareholders may find that their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market.  Thinly-traded equity can be more volatile than equity securities traded in an active trading market.  The high and low daily closing price for our Common Shares during the past 24 months (March 2010 – March 2012) has been $7.85 and $1.92, respectively.  In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2012, our independent registered public accounting firm determined also the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Deficiencies were noted in our controls over complex and non-routine transactions in our financial statement closing process. These deficiencies were attributable to our decentralized reporting structure, our complex and manual consolidation process and inadequate reviews over account balances at the reporting date. The aggregate effect of these deficiencies represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2012.

Some of the above-described deficiencies, the material weakness and the conclusion by our CEO and our CFO that the Company’s internal controls over financial reporting were ineffective as of December 31, 2012 were disclosed also in the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Annual Report”). Other deficiencies noted in our 2011 Annual Report were corrected by management and the Company subsequent to December 31, 2011. (See---Item 15 for a discussion of remedial measures undertaken by the Company).

Delinquency in Reporting Obligations; Reporting of Financial Results

The Company is currently compliant with its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and believes that it has addressed certain corporate governance obstacles that led to its delinquency in filing its annual report six years ago.  As a foreign private issuer, the Company is not required by the rules of the Commission to provide financial results on a quarterly or semi-annual basis.  In addition, Bermuda law does not require the Company to provide interim financial information to its shareholders, whether on a quarterly or semi-annual basis.  As such, investors may not have the same access to financial information of the Company as they customarily receive in the case of a domestic issuer disclosing quarterly results on a Form 10-Q.  Under the NASDAQ rules; however, listed issuers are required to report semi‑annual unaudited financial results, which the Company has done since its listing on NASDAQ.

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

Obligations under the Amended and Restated Shareholders Agreement

Pursuant to the original shareholders agreement dated June 28, 2007 (the “Shareholders Agreement”), the Company granted to SOF certain rights and protections (now held by COF, as successor-in-interest to SOF, as explained below).  Under the Shareholders Agreement, the Company agreed to indemnify SOF and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”), as such terms are interpreted and defined under IRS rules and regulations.  The Company has determined that it was not a CFC or PFIC at any time during the 2012 fiscal year and does not believe that it is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.

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

Under the Shareholders Agreement, if the Company failed to fulfill its obligations thereunder, SOF would have a claim for damages against the Company.  No such claim has been made.  In addition, if the Company fulfilled its reasonable best efforts undertakings but failed to meet one or more of the stated goals, SOF would have a put right of their Common Shares to PEWC.  In accordance with those terms, on February 2, 2009, SOF delivered to PEWC notice of its exercise of the put right under the Shareholders Agreement due to the fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009.  On March 27, 2009, SOF sold 51% of its Common Shares to PEWC pursuant to the terms of a share purchase agreement between those parties.  Upon the consummation of that share purchase agreement, SOF held 1,355,415 registered Common Shares of the Company and PEWC held 1,410,739 registered Common Shares, respectively, representing 9.8% and 10.2% of the outstanding Common Shares, with PEWC holding an additional 7,664,615 unregistered Common Shares, giving it an aggregate of 65.6% of the total issued and outstanding Common Shares.  In connection with this transaction, the Company, PEWC and SOF entered into the Amended and Restated Shareholders Agreement, which among other things, granted to the Company an extension for listing the Common Shares on a national Securities Market until February 2011 and maintained for SOF the right to sell its remaining Common Shares to PEWC in the event the Company did not list its Common Shares on a national Securities Market by such time.  In April 2011, the Common Shares of the Company were approved for trading on the NASDAQ Capital Markets tier, which tier does not fit within the definition of a national “Securities Market”, as provided in the Amended and Restated Shareholders Agreement.  As of July 1, 2011, SOF transferred its Common Shares to COF, at which time COF executed a joinder agreement and became a party to the Amended and Restated Shareholders Agreement and succeeded to the rights and interests of SOF thereunder.  The Company is not aware that COF has taken any action with respect to the Common Shares held by it. The Amended and Restated Shareholders Agreement also provides for those put, registration and indemnification rights set forth above in the description of the Shareholders Agreement and such rights now apply to COF in place of SOF.  While the sale of Common Shares by SOF to PEWC resulted in PEWC holding a higher concentration of Common Shares which may impact liquidity for the other shareholders, the Company does not believe that any definitive impact can be determined.

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

Requirement to Maintain Effectiveness of the Registration Statement and to List on a National Securities Exchange; Effect of the Put of the COF Shares to PEWC

Under the Amended and Restated Shareholders Agreement, COF has retained the right to sell its remaining Common Shares (the “COF Shares”) to PEWC if the Company does not achieve a listing on a national Securities Market within the time frame provided in the agreement.  The Company’s Common Shares are currently listed on the NASDAQ Global Markets tier. In addition, the Company has agreed to maintain the effectiveness of the registration statement on Form F-3, for the benefit of COF, and if the Company fails to do so for any period of thirty (30) consecutive trading days or an aggregate of sixty (60) trading days during any twelve month period, then COF may, subject to compliance with notice and other procedural requirements, exercise a right to sell its remaining Common Shares to PEWC.  At all times, the Company must exercise its reasonable best efforts to comply with its covenants under the Amended and Restated Shareholders Agreement.  Otherwise, the Company could be subject to a damages claim by COF.

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

3.3.5     Risks Relating to Our Business

Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales.  We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase, or the first five days of current average copper price.  The price of copper is affected by numerous factors beyond our control, including international economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates.  As with other costs of production, changes in the price of copper may affect the Company’s cost of sales.  Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices.  Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered.  In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business.  These inventories typically reflect the cost of copper prevailing in the market at the time of purchase.  A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost.  Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility.  Accordingly, significant volatility in copper prices could have an adverse effect on our operations.  In November 2012, the average LME copper price dropped from $8,000 to just below $7,700 per ton, affecting our sales in the last two months of copper based products, as much of the Company’s copper inventory was procured prior to the price decline.  No assurance can be given that such volatility will not recur.

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

Risks relating to Force Majeure Events

Operations and other business conducted at our plants and other facilities are at risk to acts of god consisting of uncontrollable natural and climatic events (often referred to as force majeure events), such as the 2011 flooding in much of Thailand that severely disrupted our manufacturing operations at our Thai plant controlled by our subsidiary, Charoong Thai.  The severe flooding affected much of our Thai operations and forced the suspension of operations for a period of five months. The temporary suspension of operations at Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”), which is 100% owned by Charoong Thai impacted adversely on its 2011 sales, which experienced a 20% reduction in product sales in 2011. The adverse impact of the flooding carried over into 2012. With the help of its affiliated companies such as Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) and Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang” or “SYE”), together with our parent company, PEWC, Siam Pacific fully restored its operations in second quarter of 2012. The insurance coverage includes flood, fire, and theft but does not include losses due to business interruption.

Risks Relating to China

We conduct substantial business operations in China.  Accordingly, our results of operations and prospects are likely to be materially impacted by economic, legal and other developments in China.

Economic Reform Measures in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC government has gradually moved away from a planned economic model and implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy.  When General Secretary Xi Jinping took office in December 2012, the government decreased its focus on export oriented activities and placed greater emphasis on building up rural areas in China, including integrating a number of primitive, largely inaccessible agricultural areas into the national economy. However, many of the reforms are unprecedented and may be subject to revision, modification or termination based on the outcome of such economic changes and other considerations, such as their social impact.  There is not sufficient administrative or judicial precedent to permit the Company to determine with any degree of certainty how the reforms will impact our business in China. In the years 2011 and 2012, the government began to curtail credit in order to dampen an over-heated real estate market, including commercial and residential areas. While the extent of the impact is unknown at this time, any contraction in the construction sector would certainly affect the demand for building wires, one of the products that the Company manufactures and sells in China.

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

Pursuant to SAFE Circular No. 75, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle (“SPV”) for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV experiences a material event, such as a change in share capital, merger or acquisition, share transfer or exchange, spin-off or long-term equity or debt investment, the PRC resident must, within 30 days after the occurrence of such event, register such event with the local SAFE branch. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75, which guidance provides for more standardized, specific and stringent supervision regarding such registration requirements and requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

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

PRC Tax Treatments May Affect the Company’s Operations or Financial Condition

On March 16, 2007, the National People’s Congress of the PRC, passed the new PRC Enterprise Income Tax Law (the “New EIT Law”).  Under the New EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the New EIT Law became effective.  Enterprises that are subject to an enterprise income tax, or EIT, rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law.  Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. PEWS enjoyed a reduced tax rate under the transitional period.  The preferential income tax rate of PEWS under the revised tax incentive regulations was 22% in 2010 and 24% in 2011, and was 25% in 2012.Accordingly, PEWS has been subject to the 25% uniform tax rate since the beginning of 2012.  In the beginning of 2012, the Chinese government announced that it was contemplating a conversion of its sales tax system into a value added tax system (“VAT”).  While a change to a VAT system would help alleviate sales taxes to some extent, the details of the proposed changes are still unknown to industries and trading enterprises.  Accordingly, the Company cannot say what impact, if any, a conversion to a VAT system of taxation might have on the Company’s financial results.

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

Although our reporting currency is U.S. dollars, the functional currency of our Thai operations, which accounted for 39.1% of our manufactured goods sales in 2012, is the Thai Baht. The functional currency of our Singapore operations, which accounted for 9.6% of our manufactured goods sales in 2012, is the Singapore dollar. The functional currency of our Australian operations, which accounted for 13.0% of our manufactured good sales in 2012, is the Australian dollar. The functional currencies for our China operations, in total accounted for 25.0% of our manufactured goods sales in 2012, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”, equity investee with 25% equity owned by APWC, accounting under equity method for consolidation purpose), and SYE, their functional currency is Renminbi, while for CCH HK, PEWS and Epan Industries Pte. Ltd (“Epan Industries”) in Singapore, their functional currency is U.S. dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing, for the year, the balance sheet exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts.  Such translation of the functional currency accounts is recognized as other comprehensive income in the shareholders’ equity.  Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

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

Indebtedness

As of December 31, 2012, the Company had a total of $336.1 million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 16 banks in the various regions/territories in which we operate.  Out of total available credit, $227.1 million was unused.  The Company, collectively and on individual basis, is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged. The weighted average borrowing rate, for all the outstanding loans combined, would sum up to be 3.4%, which runs, at this point in time, slightly higher than like-kind borrowing rates that might be available to us in the marketplace, i.e., three month LIBOR (data of April 8, 2013) of 0.28% plus 2.5%.

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

Risks Relating to Thailand

A substantial portion of our Thai operations, which accounted for approximately 39.1% of our total net sales in 2012, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy. While the political turmoil in Thailand has subsided since 2010, the continuing political uncertainty and the risk of further social unrest lessens the attractiveness of the local market for foreign investment, and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market.  The Company’s Thai operations remain vulnerable to uncertainties with regard to payment for current sales and the award of future contracts in view of the ongoing political instability in Thailand.  Additionally, in recent years the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. Moreover, the Baht remains volatile and subject to significant fluctuations in relation to the U.S. dollar.  Such fluctuations in the value of the Baht may negatively impact our performance.

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

International Business Risks

We are subject to risks specific to our international business operations, including:  the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as the severe weather and climatic events that caused the 2011 floods in Thailand; the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; risks related to changes in governmental or private sector policies and priorities with respect to infrastructure investment and development; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not rise in the future.

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

The Company is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia.  The Company manufactures and distributes its own wire and cable products (“Manufactured Products”) and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, Pacific Electric Wire & Cable, Co. Ltd. (“PEWC”) and other third party suppliers.  The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers.

Principal Capital Expenditures and Divestitures

Total purchases of property, plant and equipment amounted to $3.7 million in 2010, $8.9 million in 2011, and $ 11 million in 2012, mostly for old machinery replacements for newly purchased production machinery and equipment for the CTW group in Thailand and for Ningbo Pacific Cable Co., Ltd. (“NPC” or “Ningbo Pacific”) in Ningbo, China. The addition of a new plant at Shenzhen for the Chinese domestic market also accounted for a portion of our 2012 capital expenditures.

4.2.1     Certain Recent Events

On August 28, 2012, the Board approved a share buy-back plan to be executed by an investment bank in New York at a pre-determined buyback price. The Board authorized management to enter into a Rule 10b5-1 purchase plan (the “Share Buy-back Plan”), to be executed in accordance with Rule 10b-18 under the Exchange Act, for the purchase of Common Shares up to a value of Two Million Dollars (US$ 2,000,000). Under that plan, the Company re-purchased a total of 9,300 Common Shares at an average purchase price of $3.38 per share, with the most recent purchase under the Share Buy-back Plan having been made on January 10, 2013. On April 25, 2013 the Company announced the suspension of the Share Buy-back Plan, as the Board of Directors had determined to review the terms of that plan in light of the recent trading price of the Common Shares on the NASDAQ Capital Markets tier and changes in general market conditions, among other factors, including the pending announcement of 2012 results. At the August 28, 2012 Board meeting, the Board also approved the APWC six-month financial results, for the period ended June 30, 2012. In this meeting the Board delegated all matters relating to the 2012 Annual General Meeting of shareholders (the “2012 AGM”) to be handled by both the CEO and CFO as well.

On December 20, 2012, the Board approved the disposal of a 48.73% equity investment in Shandong Huayu Pacific Fiber Optics Communication, Co., Ltd., an equity investee of the Company. The Board also approved an early repayment of the Bangkok Bank loan at $14 million and the loan was fully paid off in March 2013.

Effective February 15, 2013, the Common Shares of the Company were elevated by NASDAQ to trade on the Global Markets tier.

On March 31, 2013, Mr. Carson Tien resigned from APWC. Mr. Tien had served as our chief operating officer since 2005 and had worked with APWC, and before that with PEWC, for his entire professional career. Mr. William Gong Wei was appointed as our chief operating officer effective April 1, 2013.

4.2.2 Managing Our Business in Current Market Conditions

In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis.  The days of sales outstanding in 2012 have improved from 92 days in 2011 to 91 days. The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs.  The Company has also reduced its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies.  The Company has focused also on reducing operating costs where practicable. On the other hand, our overall headcount increased because of the resumption of Siam Pacific production activities in Q2 2012. We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity and maintain a strong cash position.  As of December 31, 2012, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $227.1 million, an increase of $2.5 million from that date one year prior. We believe, however, that available and unused amounts of credit are sufficient to support our current working capital needs. The total bank loans and trust receipts outstanding as of December 31, 2012 were $5 million higher than that as of December 31, 2011.

4.2.3  Recent Business Trends

APWC experienced a 2.1% reduction in overall 2012 revenues against revenue of 2011, but enjoyed an increase in gross margins by 1.9% against that of 2011. Operating profit was up from $1.9 million in 2011 to $23.6 million in 2012, due to the fact that the Company re-claimed the insurance proceeds out of Siam Pacific flood losses. In 2011, there was a write-off of goodwill in the amount of $8.8 million and Siam Pacific incurred flood damage of $3.9 million. The gross margin improvement in 2012 can be attributed primarily to higher margin on power cables and on telecommunication cables. The improvement in our gross margin, and Siam Pacific flood loss insurance claims, yielded a positive earnings per share of $0.79 in 2012, compared to earnings per share loss of $ (0.49) in 2011.

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

Thailand

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific Wire and Cable, and Siam Fiber Optics Co. Ltd.

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”).  It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable.  It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services.  Charoong Thai was established in Thailand in 1967 as a limited public company.  As of December 31, 2012, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai.  The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees.  In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc (“Ital-Thai”), a third party, which at the time was the largest diversified construction company in Thailand, principally engaged in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand.  Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand.  Siam-Pacific is now a 100%-owned subsidiary of Charoong Thai and it focuses on the manufacture of telecommunications cable, and enameled wire for the domestic Thailand market. As stated above, the Siam Pacific operation suffered significant flooding damage in September and October of 2011 but with the support from affiliated companies in Taiwan and in China, Siam Pacific resumed full operations during the course of 2012.

Based on information published by the Thai Ministry of Commerce on sales by dollar value, the Company believes that Siam Pacific and Charoong Thai are two of the leading telecommunications and power cable and wire manufacturers in Thailand and are two of a very limited number of the government-approved suppliers of telecommunications cables for major public telecommunications projects in Thailand.

China

The Company’s China operations are conducted through six business entities – Shanghai Yayang,  CCH HK, PEWS, NPC, SPRC (equity investee), and SHP (equity investee).  The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wires.  The Company’s effective holding in Shanghai Yayang is 54.41%.  Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including to local and Taiwanese based end-users. Sitting on the board are six directors, either members of management of Shanghai Yayang who are expatriated from Taiwan or Thai representatives, also expatriated or designated by APWC or PEWC.

The Company owns 100% of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWS.  PEWS manufactures enameled wires for electric, video and audio products primarily for export and with a little portion sold domestically. Since a restructuring in the first quarter of 2010, CCH HK is no longer the trading arm of PEWS, as it transferred its distribution role to Epan Industries in Singapore. The Company believes that PEWS is one of the major manufacturersof enameled wire products in the southern Chinese market.

Until 2006, the Company’s China operations included NPC, a telecommunications cable manufacturing joint venture located in Ningbo Yin County, Zhejiang Province in eastern China.   NPC used to manufacture a range of telecommunications cable and local area network (“LAN”) electronic cables for sale and distribution in the Chinese domestic market and export market.  In 2006, the Company decided to cease operations at NPC, as it concluded that the prospects for reversing the losses and achieving profitability were too remote.  Thereafter, the Company liquidated certain machinery and equipment through sales to third parties.  The land, building and some leftover machinery and equipment remained with NPC.  In December 2009, the Company started a series of discussions with Bangkok Bank Hong Kong branch on a possible loan which would provide a cash infusion and a trade finance facility, each aimed at re-building NPC to be a viable operation focusing on producing electronic wiring. For the most updated loan situation, please refer to section 5.7 “Off-Balance Sheet Arrangement”. The construction of NPC’s factory is divided in two phases with the existing plant finished in October 2011 and the new plant is targeted to be completed by the end of the second quarter 2013. In connection with the planned re-commencement of operations at NPC, the Company acquired the interest of its joint venture partner and the Company now owns 100% of NPC.

The Company holds a 25.0% interest in SPRC, which manufactures rubber cable for the China market.  The remaining 75% is owned by Shandong Yanggu Wire & Cable Corp. Ltd. (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the major cable producers in China.

The Company holds a 49% interest in a joint venture called Shandong Huayu Pacific Fiber Optics Communication, Co., Ltd. (“SHP”), which engages in the manufacture of optic fibers.  The remaining 51% of SHP is now owned by Shandong Pacific Fiber Optics Cable Co. Ltd.  Due to a severe downturn in the market for fiber optic cable after the SHP joint venture was established, the plant intended to be constructed for manufacturing fiber optic cable has yet to be completed and a production date for commencing operations has not been determined.   The carrying value of the Company’s investment in SHP was $0.9 million as of December 31, 2012.  On December 20, 2012, the Board approved disposal of SHP for RMB 9.5 million (approx $ 1.5 million) to Shandong Fiber Optics Cable Co. Ltd.  The transaction is expected to complete before the end of the second quarter 2013, producing a gain of over $0.5 million. Sales proceeds are expected to be received before the end of the second quarter 2013. The management considered disposing of its interest in SHP for some time because this equity investee has been in a loss position for several years.

Singapore

The Company’s Singapore operations are principally conducted through its 98.3%-owned subsidiary, Sigma Cable.  The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore.  Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments.  Sigma Cable is the exclusive distributor in Singapore of medium and high voltage wire and cable products manufactured by PEWC. It is also the distributor for general wire manufactured by a third party supplier.

Sigma Cable also has project engineering operations in Singapore to supply, deliver and install primarily medium and high voltage cable to power transmission projects.  While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary.  The Company anticipates that there will be modest demand for medium and high voltage power cable projects sponsored by Singapore government in the fairly near future.

The Company also holds a 100% interest in Sigma‑Epan Industries, Pte. Ltd. (“Sigma-Epan”), a group of companies with its headquarters and limited operations in Singapore.  Prior to ceasing manufacturing operations in May of 2007, Sigma‑Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries.  Sigma‑Epan continues to trade specialty electronic and other types of cables.  After the Company’s restructuring, which was completed in April 2010, Epan Industries, one of the subsidiaries of Sigma‑Epan, became the trading arm for PEWS products in the South China market.

Australia

The Company went through a group restructuring in March 2010 and in June 2012. CCH HK, in total, acquired 64.79% shares of APEC from Sigma Cable. The Company’s effective interest in APEC is now 99.4%. APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia.  APEC produces a range of power cables supplemented by imports from overseas sister companies.  APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major capital cities of Brisbane, Sydney, Melbourne and Perth.

4.3.1     Products and Services

The Company engages in three principal business lines consisting of the manufacture of wire and cable products, the distribution of certain wire and cable products manufactured by PEWC, as well as some third party products, and the provision of project engineering services to certain of its customers.  The Company manufactures and sells a wide variety of wire and cable products primarily in three general categories:  telecommunications cable, power transmission cable, enameled wires, and electronic wire.  The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments.  The Company’s enameled wire is used in the manufacturing of components and sub-components of household appliances and small machinery.  The electronic wire products, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries.  In addition, the Company acts as the Singapore distributor of wire and cable products manufactured by PEWC and other third party suppliers.  The Company also offers SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.

Distribution Products

The Company has a sales and marketing force for the distribution of its Manufactured Products in the markets where it has manufacturing facilities and in certain other Asian markets.  In addition, the Company is a distributor of wire and cable products manufactured by PEWC and other third party suppliers. .  The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts), with the vast majority of such sales made in Singapore.  The PEWC products sold by the Company do not compete with the Company’s Manufactured Products. In addition, certain subsidiaries also sell distributed products from other suppliers in Thailand and Australia during 2012.

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

The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore.  In PEWS, the Company generally maintains one to two weeks of supply of copper rods and cathodes.  In APEC, the copper supply was maintained at one to two weeks during 2012. In Epan Industries whose copper is purchased through CCH HK, approximately three weeks of copper supply is preserved for manufacturing purposes.  The Company has never experienced a material supply interruption or difficulty obtaining a sufficient supply of copper rod or cathode.

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

(Figures in 2010 were restated to reflect the results of discontinued operations of SPFO. For details, see “Item 5.3: Operating Results”)

	Years ended December 31,
	2010		2011		2012
	$	%	$	%	$	%
Manufactured Products:
Thailand	190,364	42.6%	186,034	39.4%	180,914	39.1%
Singapore	34,248	7.7%	52,353	11.1%	44,603	9.6%
Australia	45,053	10.1%	58,932	12.5%	60,019	13.0%
China	126,394	28.3%	132,155	28.0%	115,487	25.0%
Total	396,059	88.7%	429,474	91.0%	401,023	86.7%
Distributed Products (1)	26,935	6.0%	25,500	5.4%	54,797	11.9%
SDI Project Engineering (2)	23,600	5.3%	16,972	3.6%	6,445	1.4%
Total Net Sales	446,594	100.0%	471,946	100.0%	462,265	100.0%

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

In Singapore alone, sales of Manufactured Products in 2012 accounted for 48.5% of the total net sales in Singapore; sales of Distributed Products in 2012 accounted for 44.5%, the remaining 7.0% representing SDI project engineering services. In 2012, sales of SDI project engineering services to SP Power Assets Ltd. accounted for 100% of the Company’s SDI sales. Such sales are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Power Assets Ltd.  Sales of Manufactured Products, i.e., power cable since 2010 have been as follows:

	Years ended December 31, (figures are in thousands of US$)
	2010	2011	2012
Manufactured Product:
Power Cable	34,248	52,353	44,603
Total	34,248	52,353	44,603

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

In addition to the disposal in 2011 of SPFO, in 2012 the Board also approved the disposal of a 48.73% equity investment in Shandong Huayu Pacific Fiber Optics Communication, Co., Ltd., an equity investee of the Company, to exit the fiber optic cable market in Shandong Province completely.

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

Thailand

A substantial portion of the Company’s Thai operations, whose Manufactured Products accounted for approximately 39.1% of the Company’s net sales in 2012, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  The volume of sales of these products tends to correlate with the general level of economic activity in Thailand.  As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy.  Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives.  In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”).  Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market.  In 2012, the Company realized $6.4 million in revenues from SDI projects, compared to $17.0 million in 2011.  Revenue in Singapore from Distributed Products in 2012 was $41.9 million, increased by $37 million compared to the results in 2011.

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

4.4 Property, Plant and Equipment

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, PEWS, NPC.  The following is a summary of the Company’s material facilities and operations as of December 31, 2012.

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

Sigma Cable produces power cable on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation (“JTC”) for 30 years from September 16, 2000 to September 16, 2030.  JTC is a government-linked corporation and is Singapore’s largest industrial landlord.  Building assets, with a total loan value of $11.7 million are pledged to United Overseas Bank.

APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land parcel in Brisbane, Australia. The land and building therein is mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately A$10.0 million (equivalent to $10.4 million).

Shanghai Yayang operates a factory that produces enameled wires, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai.  Assets consisting of buildings of $1 million are pledged to the Agricultural Bank of China.

PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China.  A leasehold right of industrial land use for the land has been granted for 49 years.  The land and building of $0.8 million is pledged to Agricultural Bank of China as security for a $7.9 million bank loan granted in 2003 and extended through May 2011. This facility is now further extended to end of July 2013.

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

Item 5: Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.  Because around 91.0% of the Company’s revenues were derived from its Manufactured Products segment for the year ended December 31, 2012, the following discussion is not presented on a segment basis.

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

       Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and all short-term highly liquid investments with an original maturity of three months or less and are readily convertible to known amounts of cash.

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

Depreciation for 2010, 2011 and 2012 amounted to $6,857, $6,462 and $4,975, respectively. No depreciation expense is charged for construction in progress and machinery and equipment under installation.

No depreciation expense is charged for construction in progress and machinery and equipment under installation.

Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. Interest capitalized for 2011 and 2012 amounted to $9 and $69, respectively. The capitalized interest was related to and has been included as part of the cost of Ningbo Pacific’s construction in progress.

When property, plant and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

In 2006, the Company terminated the Ningbo Pacific joint venture and liquidated its major equipment at the Ningbo Pacific facility. In October 2009, the Company has made a resolution to acquire an additional shareholding of Ningbo Pacific from the PRC joint venture partner. The acquisition was completed on July 22, 2012. CCH HK, a wholly-owned subsidiary of the Company, currently owns 100% of Ningbo Pacific. The Company currently plans to resume manufacturing operations with the newly constructed facilities at the Ningbo Pacific site in 2013, although a commencement date has not yet been established.

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

The Company accounts for its investments in debt and equity securities that have readily determinable fair value using ASC 320, “Investments – Debt and Equity Securities”. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short term or long term on the balance sheet, based on contractual maturity date and are stated at amortized cost. Equity securities are classified as available-for-sale, as the Company does not trade in these securities, but rather they are held as longer term investments due to business relationships with the entities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity. Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income.  The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting under ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”), and included as investment in equity investees in the balance sheets. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss is included as share of income (losses) of equity investees in the statements of operations. An investor records its proportionate share of equity adjustments for other comprehensive income (e.g. foreign currency items, etc.) as increase or decrease to the investment account with corresponding adjustment in shareholders’ equity. The Company evaluates investments in equity investees for impairment under ASC 323-10. An impairment loss on an investment in equity investee is recognized in the statements of operations when the decline in value is determined to be other-than-temporary.

A judgmental aspect of accounting for investments (including investments in equity investees) involves determining whether an other-than-temporary decline in value of the investment has been sustained.  If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to earnings.  Such evaluation is dependent on the specific facts and circumstances.  Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investments.

In 2010, 2011 and 2012, the Company recorded an impairment charge of $346, $nil and $nil, respectively, related to certain available-for-sale investment.

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

In 2012, the Company recorded an impairment charge of $22 related to the impairment of a factory in Thailand (included in the manufactured products segment) that is not being used for operation.  The impairment charge was recorded to reduce the carrying value of the identified assets to fair values. The fair values for the year 2012 have been determined based on a valuation performed by an accredited independent appraiser. The valuation has been made on the assumption to sell the property interests on the open market in the neighborhood without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

In 2011, the Company recorded an impairment charge of $25 related to the damage to Siam Pacific’s machinery due to flooding in Thailand. The impairment was included in the line item “Charges related to flooding” within operating expenses.

Account Receivables and allowance for doubtful accounts

Accounts receivables are stated at face value less any allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.

Lease Obligations

In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out above under property, plant and equipment.

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

Supply, Delivery and Installation

The Company’s supply, delivery and installation services are considered as multiple elements arrangements and are accounted for in accordance with ASC subtopic 605-25, “Revenue Recognition: Multiple-Element Arrangements” (“ASC 605-25”). Elements such as the sale of cables and the installation service are considered as separate elements contained in a single arrangement, or in related arrangements with the same customer. The Company allocates revenue to each element based on its relative fair value. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specified return or refund privileges. The Company prospectively adopted Accounting Standards Update (“ASU ”) No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13"), a consensus of the FASB Emerging Issues Task Force that amends ASC 605-25, on January 1, 2011.

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of vendor-specific objective evidence or third-party evidence of the selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 does not have a material effect on our financial statements, the units of accounting and the pattern and timing of revenue recognition is not changed materially.

The sale of cable is subject to acceptance by the SDI customer upon inspection which is carried out when the cable is laid. Revenue from installation is accounted for using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with ASC 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. The timing of revenue recognition of cables sales and installation services are substantially identical.

When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract shall be made. The recognition of provision for losses shall be in the period in which they become evident.

Bill-and-hold arrangements

The Company recognizes revenue of sale of cables under bill-and-hold arrangements requested by certain customers in Thailand, in accordance with SAB 104.

As at December 31, 2010, 2011 and 2012, the revenue recognized under bill-and-hold arrangements where the cables were yet delivered was $17.9 million, $5.8 million and $nil, respectively.

Customers’ incentive

The Company offers sales incentives in connection with power cable sales to wholesalers and distributors. These incentives include both rebates offered to customers for purchasing a certain volume of product during the year and settlement discounts for early payment of sales invoices. However, maximum amount is recorded if there is no reliable basis to measure a lower expected amount. Both forms of incentives are recognized as a reduction to gross sales.

For the past five years up to December 31, 2012, customers only claim for rebates and the Company only allows such claims based on the amount to which they are legally entitled, instead of the potential maximum amount (i.e. amount payable for the highest volume targets) without exceptions. The Company reviewed rebate provision balances arising in 2011 and earlier that remained unclaimed as of December 31, 2012. As the policy has been strictly enforced for the past five years, the Company has established sufficient historical fact pattern to conclude that the likelihood that such customers will claim and receive the excess above their legal entitlement in the future is remote and the Company will continue to strictly enforce the policy. As a result, the Company wrote back such rebates and accounted for this as a change in estimate of accrued rebates. The reversal of the accrued rebates amounting to $2,116 ($ 0.15 per share - basic and diluted) was related to 2008 to 2011.

Foreign Currency Translation and Transactions

The functional currency of the Company’s international subsidiaries is generally the local currency or U.S. Dollars.  For these subsidiaries, the Company translates the assets and liabilities at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year.  Resulting currency translation adjustments are recorded directly to accumulated other comprehensive income within shareholders’ equity.

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

Contingent Liability

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Fair Value Measurements

The Company has adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. Under ASC 820, the fair value is defined as the price that would have been received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

The carrying amounts of financial instruments, including cash and cash equivalents, bank deposits, trade receivables, other current assets, short-term loans, trade payables, related party balances and other liabilities approximate their fair value due to the short-term maturities of such instruments.

Recent Pronouncements

In February 2013, the Financial Accounting Standards Board issued ASU No. 2013-02, "Comprehensive Income (Topic 220)" (“ASU 2013-02”) to improve the reporting of reclassifications out of AOCI. This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of accumulated other comprehensive income (“AOCI”) in one place and to present reclassifications by component when reporting changes in AOCI balances. The modifications to ASC 220 “Comprehensive Income” resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. The adoption of ASU 2013-02 on January 1, 2013 is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2013, the Financial Accounting Standards Board issued ASU No. 2013-05, “Foreign Currency Matters (Topic 830)” (“ASU 2013-05”) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity . This ASU specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings upon sale of the investment. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. CTA would be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The adoption of ASU 2013-05 on January 1, 2014 is not expected to have a material impact on the Company’s consolidated financial statements.

5.2 Selected Gross Margin Data

This discussion should be read in conjunction with the information contained in our Financial Statements presented in Item 18 of this Annual Report.

Results are analyzed and reported along the lines of our three principal business segments, consisting of Manufactured Products, SDI project engineering, and Distributed Products.  The operating data that senior management collects and analyzes from our operating subsidiaries include, in certain cases, certain limited information regarding results along product lines that are components within our Manufactured Products segment.  For the benefit of our shareholders, included in the summary table below are certain results for product lines within our Manufactured Products segment with regard to net sales, gross profit and gross profit margin for the periods covered.  The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of US$).

(Figures in 2010 were restated to reflect the results of discontinued operations of SPFO. For details, see “Item 5.3: Operating Results”)

	2010	2011	2012
Net Sales:
Manufactured Products:
Telecommunications wire and cable	$44,917	$28,580	$22,464
Power cable	148,300	200,673	206,330
Enameled wire	202,842	200,221	172,229

Total Manufactured Products	396,059	429,474	401,023
Supply, delivery and installation of wires and
cables	23,600	16,972	6,445
Distributed Products	26,935	25,500	54,797
Total net sales	446,594	471,946	462,265
Gross profit:
Manufactured Products:
Telecommunications wire and cable	13,417	6,529	5,888
Power cable	25,233	26,487	34,231
Enameled wire	14,778	9,860	4,546

Total Manufactured Products	53,428	42,876	44,665
Supply, delivery and installation of wires and
cables	242	57	(1,015)
Distributed Products	1,379	2,955	3,361
Inventory Impairment (Note)	1,974	(1,993)	4,804
Total gross profit	57,023	43,895	51,815
Gross profit margin:
Manufactured Products:
Telecommunications wire and cable	29.9%	22.8%	26.2%
Power cable	17.0%	13.2%	16.6%
Enameled wire	7.3%	4.9%	2.6%

Total Manufactured Products	13.5%	10.0%	11.1%
SDI Project engineering	1.0%	0.3%	(15.7%)
Distributed Products	5.1%	11.6%	6.1%
Total gross margin	12.8%	9.3%	11.2%

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

5.3.1 Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs.  Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for majority of the cost of sales in 2012 and 2011.

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

Average copper prices per metric ton decreased by 9.9% from $8,826 in 2011 to $7,950 in 2012 (four quarters average). Gross profit margins for Manufactured Products in 2012 were on average at 11.1% compared to 10.0% in 2011.

Copper prices indicated in this report are quoted from the London Metals Exchange (“LME”) index.  The 2011 and 2012 copper prices are as follows:

		2011	2012
Average LME copper price ($/Ton)	1Q	9,641	8,308
	2Q	9,314	7,867
	3Q	8,710	7,717
	4Q	7,641	7,909
	Year	8,826	7,950

The average copper price in February 2013 on the LME was $8,070 per metric ton.

Net Sales

Total sales of manufactured product decreased by $28.5 million, or 6.6%, from $429.5 million in 2011 to $401.0 million in 2012. Sales of power cable increased by $5.7 million in 2012, or 2.8%, due to an increasing demand in Thailand and particularly in Australia as a result of expanded government and private construction contracts respectively. Sales of enameled wire on the other hand decreased by $28.0 million, due to reduced customer demand in all of the enameled wire manufacturing sites, i.e., Charoong Thai, Siam Pacific, PEWS, Epan Industries, and Shanghai Yayang. Sales of telecommunication cable were reduced by $6.1 million in  the CTW group, as the number of government projects in Thailand was reduced.

Revenue from supply, delivery and installation of wires and products in Singapore decreased in 2012 by $10.5 million or 62.0% due to the fact that one of the projects accounted for less revenue in comparison to that of 2011.

Revenue from distributed products was at $54.8 million in 2012, up from $25.5 million in 2011.  The strategies to boost distributed product sales proved to produce some positive effects.

The following table shows the percentage share and dollar value (in thousands) of net sales of the respective geographical locations of manufacturing plants for Manufactured Products only and all products and services with respect to our total sales in 2012:

	Manufactured products only		All products and services
Thailand	45.1%	$180,914	41.2%	$190,393
Singapore	11.1%	$44,603	19.9%	$91,937
Australia	15.0%	$60,019	13.9%	$64,402
China	28.8%	$115,487	25.0%	$115,533
Total	100.0%	$401,023	100.0%	$462,265

Gross Profit

Gross profit for 2012 was $51.8 million, representing an increase of $7.9 million, or 18% up compared to $43.9 million in 2011.  The increase was primarily attributable to the previous inventory impairment that was converted into finished goods and sold in 2012, coupled with higher margin on power cables, despite the margin erosion on enameled wires.

	2011	2012
Manufactured Products:
Telecommunications wire and cable	15.2%	13.2%
Power cable	61.8%	76.6%
Enameled wire	23.0%	10.2%

Total	100.0%	100.0%

The contribution to gross profit from each segment line (and the components within the Manufactured Products segment) for 2011 and 2012 is as follows:

	2011	2012
Manufactured Products:
Telecommunications wire and cable	14.9%	11.4%
Power cable	60.3%	66.1%
Enameled wire	22.5%	8.8%
Total	97.7%	86.3%
Supply, Delivery and Installation of wires and cables	0.1%	(2.0%)
Distributed Products	6.7%	6.5%
Inventory impairment	(4.5%)	9.2%
Total	100.0%	100.0%

Overall gross profit margins increased from 9.3% in 2011 to 11.2% in 2012 as mentioned above.  Gross profit margins for Manufactured Products also increased from 10.0% in 2011 to 11.1% in 2012.  Supply, Delivery and Installation of wires and cable project and Distributed Product segments posted lower gross margins as mentioned before, as our competition, primarily from four Korean contractors, i.e., ILJIN Electric Co. Singapore Branch, LS Cable & System Ltd. Singapore Branch, Taihan Electric Wire Co., Ltd., and Hi Power Pte. Ltd., are bidding at very low prices, and thereby creating a much more competitive market for distributed product sales.

Operating Profit

In 2012, we recorded a reversal of allowance for doubtful accounts of $0.7 million, owing to the fact that some of the major customers of the Company settled their outstanding trade receivables.  Our internal controls provide that we perform a detailed review of our outstanding receivables, and make adjustments to our estimate to reflect significant delinquent accounts receivable.  The Company is not aware of any significant delinquent accounts receivable that have not already been adequately reserved.  In addition, we believe that our periodic allowance for doubtful accounts will continue to not have a material impact on our liquidity.

Overall Selling, General and Administrative (“SG&A”) expenses increased by $2.0 million, mainly due to the fact that CTW amended its pension plan to give extra benefits to its employees.

Accounts receivable, net of allowance for doubtful accounts, increased by $26.7 million as of December 31, 2011 figure of $98.4 million to $125.1 million as of December 31, 2012.  The increase in accounts receivable can be interpreted as increase in sales towards the end of 2012. The overall Day of Sales Outstanding was approximately 91days for 2012, slightly improved as compared to that of 2011 where the number showed 92 days to get the sales proceeds collected.

Exchange Gain/(Loss)

The exchange rates at end of December 31, 2011 and 2012 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	December 31, 2011	December 31, 2012
Foreign currency to US$1:
Thai Baht	31.51	30.59
Singapore $	1.295	1.221
Australian $	0.976	0.962
Chinese RMB	6.294	6.230

Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or foreign currencies in the Company resulted in unrealized and realized foreign exchange gains of $2.4 million in 2012.

Other Income

Other income refers to scrap sales of copper as a result of testing and quality control process and dividend income received.

Bill-and Hold Transactions

 During 2012, Charoong Thai entered into bill-and-hold arrangements with certain customers in Thailand. The Company recognized the revenue under such bill-and-hold arrangements in accordance with SAB Topic 13A.3.a, “Bill-and-hold Arrangements”. The revenue recognized under bill-and-hold arrangements where the cables were yet delivered was $ nil and $5.8 million in 2012 and 2011, respectively.

Goodwill Impairment

The Company did not record any goodwill impairment for the year ended December 31, 2012.

Thailand Flood Losses

       Siam Pacific suspended operations temporarily in the fourth quarter of 2011 due to damage sustained from the region’s then-recent flooding.

During 2012, Siam Pacific received confirmation of a settlement amount total of $4.8 million (Baht 149 million) from an independent surveyor on behalf of the insurance company. The Company received the interim payment of $3.6 million (Baht 109 million) and recorded the compensation as other income in 2012. The remaining balance of $38K (Baht 1 million) will be recognized to the consolidated statements of operations upon receipt of the payment.

        Income Taxes

Income tax expense was $8.4 million in 2012 compared to $4.6 million in 2011. The fluctuation was mainly due to the increase in pre-tax income.

5.3.2 Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs.  Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for majority of the cost of sales in 2011 and in 2010.

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

Copper prices indicated in this report are quoted from the LME index.  The 2010 and 2011 copper prices are as follows:

		2010	2011
Average LME copper price ($/Ton)	1Q	7,232	9,641
	2Q	7,027	9,314
	3Q	7,242	8,710
	4Q	8,686	7,641
	Year	7,534	8,826

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

Revenue from supply, delivery and installation of wires and products in Singapore decreased in 2011 by $6.6 million, or 28.1% due to reduced Singapore government expenditures on infrastructure.

Revenue from distributed products was at $25.5 million in 2011, down from $26.9 million in 2010.  An overall strategy to boost sales and gross margin was undertaken beginning the second quarter 2012.

The following table shows the percentage share and dollar value (in thousands) of net sales of the respective geographical locations of manufacturing plants for Manufactured Products only and all products and services with respect to our total sales in 2011:

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

Overall gross profit margins decreased from 12.8% in 2010 to 9.3% in 2011 (reason as given above).  Gross profit margins for Manufactured Products also decreased from 13.5% in 2010 to 10.0% in 2011.  Manufactured Products and SDI project segments posted lower gross margins (reason as given before), as our competition, primarily from four Korean contractors, i.e., ILJIN Electric Co. Singapore Branch, LS Cable & System Ltd. Singapore Branch, Taihan Electric Wire Co., Ltd., and Hi Power Pte. Ltd., were bidding at very low prices, thus driving down the potential gross margin that could be generated by these segments. Gross profit from telecommunication cables posted lower margin in Siam Fiber Optics as the price competition has become more and more intense.

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

Accounts receivable, net of allowance for doubtful accounts, decreased by $46.1 million from the December 31, 2010 figure of $144.5 million to $98.3 million as of December 31, 2011.  The decrease in accounts receivable reflects our continuous effort in collecting outstanding debt in a time of global economic uncertainty. The overall Day of Sales Outstanding stands at approximately 92 days, improved as compared to that of 2010 where the number showed 102 days to get the sales proceeds collected.

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

While SPFO has been one of the larger manufacturers of fiber optic cable in Shandong Province, the Company believes that an oversupply of fiber-optic cable products limits the opportunities for sustained development of what is a non-core product line for the Company. In addition, the fiber-optic cable sector throughout China has been dominated by a few large players, who together account for more than 80% of sales of fiber-optic cable products. This market concentration has made competition difficult for companies, such as the Company, that have not committed substantial resources to the fiber optic industry, and SPFO faces additional challenges, such as obtaining raw materials like optical fiber at prices that are competitive in the market place. Moreover, the Chinese government is encouraging further consolidation of fiber and cable manufacturers, and it is not part of the Company’s current business strategies to put substantial investment in this market sector.

The Company successfully entered into an agreement to sell its 51% interest in the SPFO joint venture to a group of third party investors in exchange for a total cash consideration of RMB 18.5 million (approximately $2.9 million), effective upon the directors approval on September 7, 2011. The share transfer was completed on December 1, 2011. Consequently, the Company’s deconsolidated SPFO effective December 2011. The Company recognized $2.0 million gain on disposal of a subsidiary in the consolidated statement of operations.

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

Thailand Flood Losses

       Siam Pacific suspended operations temporarily in the fourth quarter of 2011 due to damage sustained from the region’s then-recent flooding. The Siam Pacific facility, located 30 kilometers (18.6 miles) north of Bangkok, manufactures enameled wire and communication wire.  The facility sustained water damage, as the water level reached approximately 1.5 meters which damaged some of the machinery and equipment in the plant, as well as some of the inventory in the warehouse. As a result, the Company recorded $3.9 million of flood-related charges, including fixed asset impairments, recovery charges and a write-down of damaged inventory and recognized $0.9 million of deferred tax asset related to the charges in 2011. These charges are separately stated as a line item, “Charges related to flooding” within operating expense on the consolidated statements of operations.

The Company’s insurance policy covers the flood damage to the building, machinery, and inventory; however, it does not cover losses due to the business disruption.

        Income Taxes

Income tax expense was $4.6 million in 2011 compared to $6.4 million in 2010. The fluctuation was mainly due to the decrease in pre-tax income and non-deductible expense of goodwill impairment.

5.4 Liquidity and Capital Resources

As of December 31, 2012 we had $72.8 million in cash and cash equivalents, primarily in bank accounts and cash on hand, and none of which was in unrestricted or restricted short-term bank deposits.  Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities.  Our primary financing needs will continue to be available for the purchase and replacement of property, plant and equipment and future acquisitions.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and equity investees.  Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations.  Corporate needs are funded primarily through distributions from our subsidiaries.  Although we have no current intention to pay dividends, we would rely upon distributions of dividends from our subsidiaries in order to do so.  As noted in our risk factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us.  Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.  We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section.  Distributions may also be restricted as the result of objections by minority shareholders of our subsidiaries and current cash requirements of the operating subsidiaries.  Consequently, we periodically need to manage our corporate cash needs with the timing of distributions.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions.  Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $336.1 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon.  These arrangements do not have termination dates but are reviewed annually for renewal.  As of December 31, 2012, the unused portion of the credit lines was approximately $227.1 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts.  As of December 31, 2012, the Company had opened letters of credit totaling $39.8 million.  Liabilities relating to the letters of credit are included in current liabilities.  There is no seasonality to the company’s borrowing, nor is there any restriction on the use of such borrowing.

Net cash provided by operating activities in the year ended December 31, 2012 was $11.6 million, as compared to $22.6 million of net cash provided by operating activities in the year ended December 31, 2011.  Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period.  Our days of sales outstanding as December 31, 2012 were 91 days, as compared to 92 days as of December 31, 2011.  The improvement in DSO as of December 31, 2012 is due to re-enforcing collection efforts based on various company policies across the group. Net cash used in investing activities amounted $15.8 million, incurred for the purchase of machinery and equipment at the CTW group, NPC, and PEWS.

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

5.6 Trend Information

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•        Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2012, the copper price went down from $8,826 (yearly average for 2011) per metric ton to $7,950 per metric ton (yearly average for 2012). Since the copper price however bounced back in the beginning of 2012, the inventory impairment recorded in 2011 has been completely consumed. However, under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.

•        Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private investments in communications, power and industrial projects and programs that utilize our products. We are not an end-user of our products and, therefore, we depend upon the requirements of our customers to generate sales.

See “Quantitative and Qualitative Disclosures About Market Risk.”

5.7 Off-Balance Sheet Arrangements

On December 20, 2012, the Board approved early repayment of a loan of $14 million with Bangkok Bank Hong Kong branch, to be executed in February 2013 and March 2013. The purpose of this move was to free Ningbo Pacific assets and equipment for possible future financing needs and for restructuring of Shanghai Yayang. At the end of January and February 2013, the loan was partially paid off  in the amount of $0.3 million and $ 4.7 million, respectively, by CCH HK with the remainder of $9 million paid at the end of March 2013.

5.8 Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2012:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank loans and overdrafts	$57,845	$57,845	-	-	-
Capital lease obligations (principal amount only)	$243	$167	$76	-	-
Finance charges on capital lease obligations	$18	$12	$6	-	-
Operating lease obligations	$4,681	$1,033	$958	$373	$2,317
Capital commitment relating to installation of equipment and acquisition of machinery	$2,492	$2,492
Capital commitment relating to repair and maintenance consulting service	$232	$232
Purchase obligations for copper cathodes	$231,652	$231,652	-	-	-
	$297,163	$293,433	$1,040	$373	$2,317

For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18:  “Financial Statements.”

5.9   Adoption of International Financial Reporting Standards as issued by International Accounting Standards Board

The management of the Company has decided to adopt International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. The move from US GAAP to IFRS is to align with APWC subsidiaries that have already adopted local IFRS, and to bring more consistency in accounting and financial reporting amongst its operating subsidiaries. The date of the conversion to IFRS has yet to be determined.

Item 6: Directors, Senior Management and Employees

 6.1 Directors and Senior Management

There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office.  As of December 31, 2012, there were a total of 9 directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding.  By a resolution passed at the Company’s most recent annual general meeting of shareholders (the “2012 AGM”) held on October 5, 2012, the shareholders determined that the minimum number of directors shall be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of the Company.  All directors are subject to annual election by the shareholders of the Company.  Each of the directors was reelected at the Company’s 2012 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Appleby Services (Bermuda) Ltd.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director and Non-Executive Chairman of the Board
Fang Hsiung Cheng	May 31, 1942	Director
Alex Erskine	September 7, 1963	Resident Secretary in Bermuda
Daphne Hsu	August 12, 1962	Financial Controller
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Ching Rong Shue	March 4, 1950	Director
David Sun	December 22, 1953	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
William Gong Wei	October 31, 1961	Chief Operating Officer
Frank Tseng	March 17, 1957	Chief Financial Officer; Non-Resident Secretary

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

Dr. Yichin Lee has been an independent member of the Company’s Board of Directors and served on the Audit Committee since 2007. He is also a member of the compensation committee.  Dr. Lee is the Managing Director of FCC partners. Dr. Yichin Lee holds a doctorate degree in Resource Planning and Management from Stanford University.  Dr. Yichin Lee is not related to Mr. Michael C. Lee.

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

Mr. Carson Tien has been with PEWC or one of its affiliates such as APWC for his entire career.  He started out as engineer in PEWC’s Tao Yuan, Taiwan plant in 1969 and later was promoted to plant manager in 1977.  In 1990 Carson again was promoted to Assistant VP responsible for Engineering and Manufacturing in PEWC.  He then in 1996 was transferred from PEWC to APWC to head the Shenzhen, China plant as President of PEWS.  In 2005, he was appointed as Chief Operating Officer at APWC headquarters. On March31, 2103, Mr. Tien retired from APWC.

Mr. William Gong Wei has been appointed Chief Operating Officer effective April 1, 2013. He was first assigned to Charoong Thai Wire and Cable Pte. Co. Ltd. as Engineer, Assistant Plant Manager, and later consultant to the high voltage cable division from 1991 to 2000. In April 2009 he was promoted to General Manager of Sigma Cable in Singapore. Mr. Gong Wei holds a master’s degree from the Asian Institute of Technology in Bangkok, Thailand.

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

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. Mr. Andy Cheng and Mr. Yuan Chun Tang, the Company’s Chairman and Chief Executive Officer respectively, serve in a non-voting advisory capacity to the Compensation Committee.

6.4 Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2012 was approximately $1.8 million.  As of March 31, 2013, our directors and executive officers beneficially owned approximately 50,000 Common Shares representing approximately 0.4% of the issued and outstanding Common Shares.  The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws of Bermuda or Taiwan.

The fee payable to independent directors is $30,000 per year and the fee payable to directors who are executive officers of the Company or PEWC is $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance of meetings of the Board of Directors.

No funds or provisions have been set aside to directors or management except for government mandated programs.

6.5 Employees

The Company employed a total of 1,413 employees as of December 31, 2012, of which about 19.7% were administrative and management personnel.  Approximately 57.3% of employees were located in Thailand, 26.6% in China, 10.7% in Singapore and 5.4% in Australia.  Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore.  Contributions to the plans are made on an annual basis and totaled $1.2 million in 2012.  Additionally, the Company has several defined benefit plans in accordance with Thailand labor law.  In its Thai subsidiaries, the Company must pay a retiring employee from one to twenty-nine times such employee’s salary rate during his or her final month, depending on the length of service.  During 2012, the Company’s total expenses under this labor law were $0.9 million.  These plans are not funded and the amount is recognized and included in Other Current and Non-Current Liabilities in the Company’s balance sheet.  The Company settles it obligations as and when employees retire.  The accumulated benefit obligations under this plan amounted to $5.8 million as at December 31, 2012.

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

The Company has never experienced a strike or other disruption due to labor disputes.  The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees.  In Singapore, employee turnover is approximately 27% of total employees annually.  In Thailand, average employee turnover is approximately 8.7% of total employees annually.

Item 7: Major Shareholders and Related Party Transactions

7.1 Major Shareholders

On March 27, 2009, PEWC acquired 1,410,739 Common Shares of the Company from SOF, which amount represented 51% of the Common Shares then held by SOF. Following that transaction, PEWC and SOF held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively.  As of July 1, 2011, SOF transferred and conveyed its ownership interest in the 1,355,415 Common Shares held by it to COF.  Pursuant to the Share Buy-back Plan, the Company re-purchased 9,300 Common Shares, which are now held by the Company and booked as treasury shares. The remaining approximately 24.5% of the issued and outstanding Common Shares are publicly traded in the U.S. on the NASDAQ Global Markets tier.

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

(2)  MSD Credit Opportunity Master Fund, L.P. is the record and direct beneficial owner of the securities.  MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Credit Opportunity Master Fund, L.P.  MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC Management, L.P.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP) and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares beneficially owned by MSDC Management (GP).  Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.

The Company has 6,166,154 Common Shares that are registered securities, of which 3,390,700 Common Shares are publicly-traded on the NASDAQ Global Markets tier, which represents approximately 24.5% of the issued and outstanding Common Shares.  The remaining registered securities, 2,766,154 Common Shares, are held by PEWC and COF, and are subject to trading restrictions under Rule 144 promulgated under the Securities Act.  Other than the approximately 50,000 Common Shares held by directors or officers who are not resident in the United States and the 1,410,739 registered securities held indirectly by PEWC, the Company believes that substantially all of its registered securities are held by U.S. residents (other than the 9,300 Common Shares held by the Company in treasury).  The Company has no means to definitively confirm that belief, however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders.  Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), the Company believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.

7.2 Related Party Transactions

The Company incurs ordinary course trade payables with PEWC in connection with copper purchases under the Composite Services Agreement and the sale by the Company of Distributed Products on behalf of PEWC.

As of December 31, 2012 and the latest practicable date, the Company, including its subsidiaries, had a net principal balance outstanding of $9.6 million borrowed from PEWC and subsidiaries of PEWC. This short-term indebtedness is payable on a demand basis and does not accrue interest.

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

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Shenzhen and Thailand.  The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement.  The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement.  The amount of such annual management fee was $388,000 as of December 31, 2012.

Additional details regarding related party balances as of December 31, 2012 and related party transactions, including copper purchases from PEWC, are disclosed in Note 17 of our audited consolidated financial statements in Item 18:  Financial Statements.

There have been no other related party transactions or contracts entered into between PEWC and APWC in 2012.

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

8.3 Significant Changes

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2012 that have not been described herein.

Item 9: The Offer and Listing

9.1 Historical Trading Information

The high and low market prices for Common Shares on the Pink Sheets (from January 2007 until April 2008), and on the over-the-counter bulletin board (the  “OTC BB”) (from April 2008 until April 2011), and on the NASDAQ since April 29, 2011, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:

2008	6.45	0.80
2009	3.39	0.50
2010	7.85	2.20
2011	7.05	1.92
2012	3.99	2.25

Two most recent full financial years:
2011
First Quarter	7.05	4,50
Second quarter	6.85	3.50
Third quarter	4.98	2.62
Fourth quarter	3.30	1.92
2012
First quarter	3.99	2.47
Second quarter	3.36	2.25
Third quarter	3.19	2.56
Fourth quarter	3.45	2.64

Most recent six months:
October 2012	3.27	2.64
November 2012	3.24	2.98
December 2012	3.45	3.02
January 2013	4.50	3.34
February 2013	4.30	3.80
March 2013	4.25	3.64

9.2 Markets

The Company’s Common Shares were listed on NASDAQ Capital Markets tier on April 29, 2011 under the symbol “APWC”.  On February 15, 2013, the Company’s Common Shares were elevated to NASDAQ Global Markets tier.  Prior to its NASDAQ listing, the Common Shares were traded on the OTC BB since April 2008 under the symbol “AWRCF,” immediately prior to which the Common Shares were traded on the Pink Sheets.  See the risk factor entitled “Potential Illiquidity of Common Shares.”  The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States. The elevation of the Common Shares to NASDAQ’s Global Markets tier was achieved due primarily to the improved trading price of the Common Shares.

10.1 Share Capital

As of December 31, 2012 and as of the date of the filing of this Annual Report, the Company has an authorized share capital of 50,000,000 Common Shares, par value $0.01 per share. During 2012, the Company repurchased 1,900 Common Shares. On December 31, 2012 there were 13,830,769 Common Shares issued and 13,828,869 Common Shares outstanding and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued and 13,821,469 Common Shares outstanding.  No capital of the Company is under option or agreed conditionally or unconditionally to be put under option.  The Company does not have any classes of capital stock other than its Common Shares.

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

In 2012, the Company commenced a Share Buy-back Plan, pursuant to which the Company repurchased, in the aggregate, 9,300 issued and outstanding Common Shares, with the most recent purchase under the Share Buy-back Plan having been made on January 10, 2013. Those repurchased Common Shares are booked as treasury shares and may be re-sold to third parties by the Company in the future. In April 2013, the Company announced the suspension of the Share Buy-back Plan, although the Board of Directors may re-implement it in the future if it so determines.

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

Our authorized share capital as of December 31, 2012 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2012 there were 13,830,769 Common Shares issued and 13,828,869 Common Shares outstanding.  As of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and 13,821,469 Common Shares outstanding. There are 9,300 Common Shares that are issued (but not outstanding) and held as treasury shares, having been purchased by the Company pursuant to its Share Buy-back Plan.

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

•     Additional authorized but unissued Common Shares, and issued shares held in treasury, may be issued or conveyed by the Board without the approval of the shareholders.

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

The following is a summary of provisions of Bermuda law and our organizational documents, including our memorandum of association and bye-Laws.  We refer you to our memorandum of association and our bye-Laws, copies of which have been filed with the SEC.  You are urged to read these documents in their entirety for a complete understanding of the terms thereof.

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

10.2.4      Voting Rights

Generally, under Bermuda law and our Bye-Laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy, with no provision for cumulative voting.  Matters will be decided by votes cast by way of voting cards, proxy cards or a show of hands unless a poll is demanded.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote.  At the Annual General Meeting held on October 5, 2012, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws.  The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy.  The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them.  Directors may also appoint and remove their own alternates. At the Annual General Meeting held on October 5, 2012, the shareholders approved the reservation of one directorship as a casual vacancy.

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

10.2.18    Merger or Amalgamation

The Companies Act provides that two or more Bermuda companies may merge and their undertaking, property and liabilities shall vest in one of such companies as the surviving company (referred to as a “merger” under Bermuda law). The Companies Act also provides that a Bermuda company may amalgamate with another company and continue as an amalgamated company (referred to as an “amalgamation” under Bermuda law). A merger or amalgamation requires a merger or amalgamation agreement which must be approved by the board of directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing by proxy more than one-third of the issued shares of the company.  These provisions do not apply where a holding company is merging or amalgamating with one or more of its wholly-owned subsidiaries or where two or more wholly-owned companies of the same holding company are merging or amalgamating.

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

Amended and Restated Shareholders Agreement

In connection with the 2007 acquisition by SOF of twenty percent (20%) of the Company’s issued and outstanding Common Shares, the Company, PEWC and SOF entered into Shareholders Agreement, pursuant to which the Company granted to SOF certain rights and protections.  Under the Shareholders Agreement, the Company agreed to indemnify the SOF Indemnified Persons (as defined in the Shareholders Agreement) for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the IRS to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”) as such terms are interpreted and defined under IRS rules or regulations.  In addition, under the Shareholders Agreement, the Company granted to SOF certain registration rights with respect to the Common Shares owned by it, including the undertaking by the Company to prepare and file a shelf registration statement, and the further right of SOF to exercise two demand registration rights with regard to its Common Shares and to further exercise certain piggyback registration rights in connection with its Common Shares.  The Shareholders Agreement was amended and restated on March 27, 2009 in connection with the sale by SOF to PEWC of 51% of the Common Shares held by SOF.  However, the foregoing rights of SOF have been preserved in the Amended and Restated Shareholders Agreement notwithstanding its sale of 51% of its original interest in APWC.  As of July 1, 2011, COF succeeded to all of the right, title and interest in the Common Shares then held by SOF. Each of the rights of SOF under the Shareholders Agreement was conveyed to, and is now held by, COF.  For a further description of the Company’s obligations under the Shareholders Agreement, see the risk factor entitled “Obligations under Amended and Restated Shareholders Agreement.”

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

In particular, this summary deals only with Common Shares held as capital assets and does not address the United States tax treatment of U.S. Holders and Non-U.S. Holders that are subject to special treatment under the Code, such as dealers in stocks, securities, or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, qualified retirement plans, individual retirement accounts, and other tax deferred accounts, expatriates of the United States, persons subject to the alternative minimum tax, persons holding shares as part of a hedging or conversion transaction or a straddle, or other integrated transaction, persons who acquired Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation for services, or persons whose functional currency is not the United States dollar or who own (directly, indirectly or by attribution) 10% or more of the stock of the Company.  This discussion is limited to investors who hold their shares as capital assets.  No ruling has been or will be sought from the IRS regarding any matter discussed herein.  Counsel to the Company has not rendered any legal opinion regarding any tax consequences to the Company or others of an investment in the Company. Consequently, prospective purchasers who are U.S. Holders or Non-U.S. Holders are advised to satisfy themselves as to the overall United States federal, state, local and foreign tax consequences of their acquisition, ownership and disposition of Common Shares by consulting their own tax advisors.

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

Backup Withholding

In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of Common Shares to non-corporate U.S. Holders, and “backup withholding” at the rate of 28% will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the IRS notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its United States federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.  In general, payment of the proceeds from a sale of Common Shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner establishes an exemption.  U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.  Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.  Payment of the proceeds from the sale of Common Shares effected outside the United States by a foreign office of certain United States connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.

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

Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax.  Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations, or the shares, debentures or other obligations of the Company, until March 31, 2035.  This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of the Company or of property taxes on Company-owned real property or leasehold interests in Bermuda.

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

10.5 Documents on Display

We are required to comply with the reporting requirements of the Exchange Act, applicable to a foreign private issuer.  We are currently required to file annually a Form 20-F no later than four months after the close of our fiscal year, which is December 31.  Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on Form 20‑F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities.  We have previously been delinquent in filing our annual reports.  As a result, the Company was delisted from the OTC BB and traded on the Pink Sheets.  On April 9, 2008, trading in the Common Shares of the Company was restored to the OTC BB under the trading symbol “AWRCF”. On April 29, 2011, the Common Shares of the Company commenced trading on the NASDAQ Capital Market tier under the trading symbol “APWC”. On February 15, 2013, the Common Shares commenced trading on NASDAQ’s Global Markets tier.

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary.  The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations.  The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar.  At December 31, 2011 and 2012, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of negative $1.4 million and $7.3 million, respectively.

11.3 Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2012.  We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase.  The price of copper is influenced heavily by global supply and demand as well as speculative trading.  As with other costs of production, changes in the price of copper may affect our cost of sales.  Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices.  The purchase price of our products is based in part on the cost of copper used to manufacture those products.  In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business.  These inventories typically reflect the cost of copper prevailing in the market at the time we purchase.  Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered.  A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost.  Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility.  Accordingly, significant volatility in copper prices could have an adverse effect on our operations.  No assurance can be given that such volatility will not recur.

The Company enters into copper purchase contracts for future delivery for the purpose of securing its source of copper.  The Company entered into certain copper purchase contracts with copper suppliers in 2012.  All of the purchase contracts are still open as of the reporting date and with a latest due date of December 2013.

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

Item 14:      Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not applicable)

Item 15:      Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation and for the reasons stated in the management’s report on internal control over financial reporting below, our management concluded that our disclosure controls and procedures were ineffective as of December 31, 2012.

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

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2012, our independent registered public accounting firm determined also the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Deficiencies were noted in our controls over complex and non-routine transactions in our financial statement closing process. These deficiencies were attributable to our decentralized reporting structure, our complex and manual consolidation process and inadequate reviews over account balances at the reporting date. The aggregate effect of these deficiencies represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2012.

Management commenced to implement remedial measures to address this material weakness in 2013, including:

1)    Before convening BOD meetings at all the subsidiaries, have them submit BOD agenda and after such meetings are concluded, forward a copy of the meeting minutes to APWC headquarters, so that major policy changes affecting financial results can be captured by the CFO and the finance team to perform assessment;

2)   Have each of the subsidiaries review all policy changes on a regular basis and have each of them confirm such policy changes in its respective reporting package;

3)  Coordinate Internal Control department’s audit effort focusing on balance sheet review; and

4)  Conduct more frequent visits by CFO and deputy CFO to subsidiaries’ sites to inquire about accounting estimates and various assumptions used in producing financial statement results.

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

Item 16A.      Audit Committee Financial Expert

During 2010 and until April 29, 2011, the Common Shares of the Company were traded on the over-the-counter bulletin board (“OTCBB”).  As of April 29, 2011, the Common Shares of the Company trade on NASDAQ.  While the Company’s Common Shares were traded on the OTCBB, the Company was not required to have an audit committee that met the requirements of, nor was it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act.  During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act.  On September 28, 2007, our Board appointed Mr. Anson Chan and Dr. Yichin Lee as independent directors to fill the two casual vacancies on the Board, and on March 17, 2011, a third independent Director – Dr. Lambert L. Ding was appointed, to constitute the members of the Audit Committee, with Mr. Chan serving as the Audit Committee’s chairman and financial expert.  The Audit Committee of the Company’s Board of Directors now meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B.       Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers.  A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C.      Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2012 and 2011 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.8 million and $0.9 million, respectively.

Audit-Related Fees

No fees were billed for fiscal year 2012 or 2011 for assurance and audit-related services by the principal accountant other than as included in the figures provided in the preceding paragraph.

Tax Fees

The aggregate fees for fiscal years 2012 and 2011 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $95,000 and $34,000 respectively.

All Other Fees

The aggregate fees for fiscal years 2012 and 2011 for professional services rendered by the principal accountant for International Financial Reporting Standards conversion related services totaled approximately $136,000 and $nil, respectively.

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

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2012, the Company commenced a Share Buy-back Plan, pursuant to which the Company re-purchased a total of 9,300 Common Shares, with the most recent purchase taking place on January 10, 2013, at an average weighted price of $3.38 per share. The Company announced the suspension of the Share Buy-back Plan on April 25, 2013. As of the date of the filing of this Annual Report, the Company has 13,830,769 Common Shares issued and 13,821,469 Common Shares outstanding and 9,300 issued Common Shares held in treasury.

Item 16F.       Change in Registrant’s Certifying Accountant

On October 5, 2012, the Company appointed E&Y Taiwan as its independent registered public accounting firm. The decision to appoint E&Y Taiwan as our new independent registered public accounting firm,  and  dismiss Ernst & Young, Hong Kong (“E&Y Hong Kong”), was approved, for cost and time efficiency reasons, by our audit committee and ratified by the board of directors and our shareholders. E&Y Hong Kong’s dismissal became effective on October 5, 2012.

The audit report of E&Y Hong Kong on our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 prepared in accordance with U.S. GAAP did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the consolidated financial statements for each of the two years in the period ended December 31, 2011, and in the subsequent interim period through October 5, 2012, the date of E&Y Hong Kong’s dismissal, there were no disagreements with E&Y Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of E&Y Hong Kong would have caused them to make reference thereto in any reports on the financial statements for such period, nor have there been any reportable events (as defined in Form 20-F Item 16F(a)(1)(v)) that would require disclosure.

We provided a copy of this disclosure to E&Y Hong Kong and requested that E&Y Hong Kong furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from E&Y Hong Kong addressed to the SEC, dated  April 30, 2013, is filed as an exhibit to this annual report on Form 20-F.

For each of the two years in the period ended December 31, 2011 and the subsequent period prior to the appointment of E&Y Taiwan  as our independent registered public accountants, neither we nor any person on our behalf consulted with E&Y Taiwan regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided by E&Y Taiwan, which was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Form 20-F Item 16F(a)(1)(iv) and the related instructions to such Item) or a reportable event (as described in Form 20-F Item 16F(a)(1)(v)).

Item 16G.      Corporate Governance

The Common Shares of the Company are traded on the NASDAQ Global Markets tier.  However, as the Company has a more than fifty percent (50%) shareholder, the Company is entitled to rely upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors.  At present, a majority of the board of directors of the Company is affiliated with PEWC.  The Company also relies on the NASDAQ’s allowance for Foreign Private Issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”).  The independent directors of the Company meet periodically in executive session in their capacity as members of the Audit Committee of the Board of Directors of the Company without other Directors present, but on occasion meet with the independent auditors of the Company present in such executive session, and on occasion meet with members of management present in order to understand more fully management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements. These are the only material differences between the Company’s corporate governance practices and the corporate governance practices set forth for domestic companies under the NASDAQ rules on the subject matter.

Item 16H.      Mine Safety Disclosure

       (Not applicable)

Part III

Item 17:      Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18:      Financial Statements

See pages F-1 – F-53.

Item 19:      Exhibits

19.1	Index to Audited Financial Statements
Reports of independent registered accounting firms
Consolidated balance sheets as of December 31, 2011 and 2012
Consolidated statements of operations and comprehensive income for the years ended December 31, 2010, 2011 and 2012
Consolidated statements of shareholders’ equity for the years ended December 31, 2010, 2011 and 2012
Consolidated statements of cash flows for the years ended December 31, 2010, 2011 and 2012
Notes to consolidated financial statements

19.2	Index to Exhibits
1.1

Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).

1.2

Third Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 3.2 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012).

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

4.3	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).
4.4

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

4.6	Amended and Restated summaries of Joint Venture Agreements filed herewith.

4.7

Loan Facility Agreement between Crown Century Holdings Limited and Bangkok Bank Public Company Limited dated March 17, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).

4.8	Rule 10b5-1 Issuer Purchase Plan (incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2013).
8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).
11

< FONT style="FONT-SIZE: 10pt" lang=EN-US>Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	< FONT style="FONT-SIZE: 10pt" lang=EN-US> Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2

< FONT style="FONT-SIZE: 10pt" lang=EN-US> Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

15(a)	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Form 20-F filed on May 13, 2011).
15(b)	Letter of Ernst & Young Hong Kong to the Commission pursuant to Item 16F(a) filed herewith.
101	Interactive Data Files submitted pursuant to Rule 405 under Regulation S-T.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: April 30, 2013	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Audited Financial Statements Asia Pacific Wire & Cable Corporation Limited As of December 31, 2011 and 2012 Years ended December 31, 2010, 2011 and 2012

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheet of Asia Pacific Wire & Cable Corporation Limited (the “Company”) and subsidiaries as of December 31, 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries at December 31, 2012, and the consolidated results of their operations and their cash flows for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Taipei, Taiwan

April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheet of Asia Pacific Wire & Cable Corporation Limited (the “Company”) and subsidiaries as of December 31, 2011, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries as of December 31, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 “Comprehensive income (loss)” to the consolidated financial statements, the Company adopted Accounting Standards Update (“ASU”) No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2012 by presenting items of net income (loss) and other comprehensive income (loss) in two separate statements. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

/s/ Ernst & Young

Hong Kong SAR

April 30, 2012

except for the consolidated statements of comprehensive income for each of the two years in the period ended December 31, 2011 and Note 4, as to which the date is April 30, 2013.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars, except share data)

	As of December 31,
	2011	2012

ASSETS

Current assets:
Cash and cash equivalents	$ 76,672	$ 72,816
Unrestricted short-term bank deposits (note 5)	2,529	6,210
Restricted short-term bank deposits (note 5)	12,024	11,217
Accounts receivable, net of allowance for doubtful accounts of $4,614 and $2,580 at December 31, 2011 and 2012, respectively (note 10)	98,329	125,128
Amounts due from related parties (note 18)	5,227	4,066
Inventories (note 10)
Distributed products	2,243	12,780
Finished products	35,786	40,589
Work-in-progress	16,434	19,743
Raw materials and supplies	24,552	25,409
	79,015	98,521

Held-to-maturity securities (note 7)	−	2,378
Deferred tax assets (notes 10 & 11)	5,185	3,134
Prepaid expenses and other current assets	9,716	6,738
Total current assets	288,697	330,208

Property, plant and equipment:
Land	5,964	6,194
Land use rights	2,900	2,914
Buildings	49,749	52,372
Machinery and equipment	118,984	122,584
Motor vehicles	4,203	4,336
Office equipment	6,675	6,830
Construction in progress	2,547	4,998
	191,022	200,228
Accumulated depreciation and impairment losses	(148,108)	(149,832)
	42,914	50,396

Investments (note 7)	618	1,002
Investments in equity investees (note 22)	4,435	4,414
Goodwill (note 6)	−	−
Other assets	108	889
Deferred tax assets (notes 10 & 11)	517	2,475
	5,678	8,780

Total assets	$ 337,289	$ 389,384

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(In thousands of US Dollars, except share data)

	As of December 31,
	2011	2012

LIABILITIES AND EQUITY

Current liabilities:
Bank loans and overdrafts (note 8)	$ 52,813	$ 57,845
Accounts payable	22,148	40,616
Accrued expenses	10,737	13,499
Amounts due to related parties (note 18)	14,693	11,428
Short-term loans from the immediate holding company (note 18)	1,732	1,732
Income tax liabilities (note 11)	9,835	11,225
Other current liabilities (note 19)	5,783	10,149
Total current liabilities	117,741	146,494

Non-current liabilities:

Other non-current liabilities (note 19)	3,678	6,060
Deferred tax liabilities (note 11)	1,181	2,219
Total non-current liabilities	4,859	8,279
Total liabilities	122,600	154,773

Commitments and contingencies (note 14)

Shareholders’ equity:
Common shares, $0.01 per share:
Authorized shares: 50,000,000
Issued shares: 13,830,769 Outstanding shares: (note 9) 2012 – 13,828,869 shares (net of 1,900 treasury shares) 2011 – 13,830,769 shares	138	138
Additional paid-in capital	111,541	110,608
Retained earnings	34,545	45,553
Accumulated other comprehensive income (note 13)	286	5,424
Treasury shares (1,900 shares at $3.2899)	−	(6)
Total APWC shareholders’ equity	146,510	161,717
Noncontrolling interests	68,179	72,894
Total equity	214,689	234,611
Total liabilities and equity	$ 337,289	$ 389,384

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US Dollars, except share data)

	Year ended December 31,
	2010	2011	2012

Net sales
Manufactured products (including sales to related parties amounting to $3,806, $3,663 and $2,669 for the years ended December 31, 2010, 2011 and 2012, respectively (note 18))	$ 396,059	$ 429,474	$ 401,023
Distributed products	26,935	25,500	54,797
Supply, delivery and installation of wires and cables	23,600	16,972	6,445
	446,594	471,946	462,265
Costs of sales
Manufactured products (including purchases from related parties amounting to $45,925, $46,953 and $23,857 for the years ended December 31, 2010, 2011 and 2012, respectively (note 18))	(342,630)	(386,598)	(356,358)
Distributed products (including purchases from related parties amounting to $4,056, $7,484 and $9,083 for the years ended December 31, 2010, 2011and 2012, respectively (note 18))	(25,557)	(22,545)	(51,436)
Supply, delivery and installation of wires and cables	(23,358)	(16,915)	(7,460)
Inventory impairment (note 10)	1,974	(1,993)	4,804
	(389,571)	(428,051)	(410,450)
Gross profit	57,023	43,895	51,815

Selling, general and administrative expenses (including expenses paid to related parties amounting to $239, $277 and $524 for the years ended December 31, 2010, 2011 and 2012, respectively (note 18))	(28,965)	(30,760)	(32,794)
Recovery for doubtful accounts (note 10)	940	1,487	720
Impairment of long-lived assets	−	−	(22)
Impairment of investments	(346)	−	−
Impairment of goodwill (note 6)	−	(8,791)	−
Charges related to flooding (note 15)	−	(3,947)	(888)
Recovery of loss from flooding (note 15)	−	−	4,762
Income from operations	28,652	1,884	23,593

Exchange gain (loss), net	3,041	(1,346)	2,398
Interest income	492	1,409	1,555
Interest expenses (including interest paid/payable to related parties amounting to $14, $13 and $14 for the years ended December 31, 2010, 2011 and 2012, respectively (note18))	(1,364)	(2,217)	(2,195)
Share of net loss of equity investees	(21)	(58)	(21)
Gain on liquidation of a subsidiary	−	−	279
Loss on disposal of available-for-sale securities	−	(68)	−
Other income, net (including other income received/receivable from related parties amounting to $154, $144 and $143 for the years ended December 31, 2010, 2011 and 2012, respectively (note 18))	1,032	1,032	1,684
Income from continuing operations before income taxes	31,832	636	27,293
Income taxes (note 11)	(6,441)	(4,566)	(8,383)
Net income (loss) from continuing operations	25,391	(3,930)	18,910
Discontinued operations (note 20)

Income from operations of discontinued SPFO (including gain on disposal of $1,962 for the year ended December 31, 2011, purchases from related parties amounting to $4 and $317, and sales to related parties amounting to $54 and $693 for the years ended December 31, 2010 and 2011, respectively)	446	1,075	−
Income taxes	(450)	(229)	−
(Loss) income from discontinued operations	(4)	846	−
Net income (loss)	25,387	(3,084)	18,910

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(In thousands of US Dollars, except share data)

	Year ended December 31,
	2010	2011	2012
Net income attributable to noncontrolling interests	11,247	2,355	7,961
Net income (loss) attributable to APWC shareholders	$ 14,140	$ (5,439)	$ 10,949

Basic and diluted earnings (loss) per share from continuing operations	$ 1.02	$ (0.49)	$ 0.79
Basic and diluted earnings per share from discontinued operations	−	0.10	−
Basic and diluted earnings (loss) per share	$ 1.02	$ (0.39)	$ 0.79

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,751

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US Dollars, except share data)

	Year ended December 31,
	2010	2011	2012

Net income (loss)	$ 25,387	$ (3,084)	$ 18,910
Other comprehensive income (loss)
Currency translation adjustment, net of tax of nil	18,091	(3,726)	6,918

Defined benefit pension plan
Currency realignment	(54)	23	(21)
Prior service cost arising during the year	−	135	(2,973)
Net actuarial loss arising during the year	(432)	(228)	(151)
Less: amortization of prior service cost in net periodic pension cost	14	1	144
Deferred tax related to defined benefit pension	−	−	1,045
Defined benefit pension plan, net of tax (notes 11 & 19)	(472)	(69)	(1,956)

Unrealized loss of available-for-sale securities
Unrealized loss of available-for-sale securities	−	(68)	−
Reclassification of unrealized loss of available-for-sale securities upon disposal or impairment	30	68	−
Income tax related to unrealized loss	84	−	−
Unrealized loss of available-for-sale securities, net	114	−	−
Other comprehensive income (loss)	17,733	(3,795)	4,962
Total comprehensive income (loss)	43,120	(6,879)	23,872

Total comprehensive income (loss) attributable to noncontrolling interests	$ 17,499	$ (440)	$ 7,785
Total comprehensive income (loss) attributable to APWC shareholders	25,621	(6,439)	16,087

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of US Dollars, except share data)

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock	Total APWC shareholders’ equity	Noncontrolling interests	Total equity

Balance at January 1, 2010	$ 138	$ 111,541	$ 25,908	$ (10,195)	$ –	$ 127,392	$ 55,200	$ 182,592
Net income	–	–	14,140	−	–	14,140	11,247	25,387
Other comprehensive income	–	–	–	11,481	–	11,481	6,252	17,733
Increase in shareholding in a subsidiary	–	–	181	–	–	181	(181)	–

Balance at December 31, 2010	138	111,541	40,229	1,286	–	153,194	72,518	225,712
Net (loss) income	–	–	(5,439)	−	–	(5,439)	2,355	(3,084)
Other comprehensive loss	–	–	–	(1,000)	–	(1,000)	(2,795)	(3,795)
Increase in shareholding in a subsidiary	–	–	(245)	−	–	(245)	245	–
Disposal of a subsidiary	–	–	–	–	–	–	(949)	(949)
Dividend paid to noncontrolling shareholders of subsidiaries	–	–	–	−	–	−	(3,195)	(3,195)

Balance at December 31, 2011	138	111,541	34,545	286	–	146,510	68,179	214,689
Purchase of treasury stock	–	–	–	–	(6)	(6)	–	(6)
Net income	–	–	10,949	−	–	10,949	7,961	18,910
Other comprehensive income (loss)	–	–	–	5,138	–	5,138	(176)	4,962
Increase in shareholding in a subsidiary	–	(933)	59	−	–	(874)	(3)	(877)
Dividend paid to noncontrolling shareholders of subsidiaries	–	–	–	−	–	−	(3,067)	(3,067)

Balance at December 31, 2012	$ 138	$ 110,608	$ 45,553	$ 5,424	$ (6)	$ 161,717	$ 72,894	$ 234,611

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. Dollars, except share data)

	Year ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$ 25,387	$ (3,084)	$ 18,910
Adjustments to reconcile net income (loss) to net
cash (used in) provided by operating activities:
Gain on disposal of property, plant and equipment	(93)	(158)	(114)
Loss on disposal of available-for-sale securities	–	68	–
Depreciation	6,857	6,462	4,975
Deferred income taxes	(213)	(2,273)	1,264
Recovery for doubtful accounts	(1,317)	(1,555)	(720)
Inventory impairment	(1,974)	1,993	(4,804)
Share of net loss of equity investees	21	58	21
Impairment of long-lived assets	–	–	22
Impairment of investments	346	–	–
Impairment of goodwill	–	8,791	–
Gain on disposal of a subsidiary	–	(1,962)	–
Pension liability adjustments	14	1	144
Unrealized foreign exchange difference, net	(284)	974	26
Noncash other income	–	–	(519)
Changes in operating assets and liabilities
Accounts receivable, net	(31,779)	34,052	(23,103)
Inventories	(8,595)	(5,539)	(12,022)
Prepaid expenses and other current assets	(1,510)	(7,508)	3,082
Amounts due to/from related parties	(4,026)	580	(2,102)
Other long term assets	1,165	(343)	477
Accounts payable, accrued expenses, other current liabilities and other non-current liabilities	13,365	(7,933)	26,111
Net cash (used in) provided by operating activities	(2,636)	22,624	11,648
Investing activities:
Placement of unrestricted short-term bank deposits to financial Institutions	–	(2,625)	(3,542)
Placement of restricted short-term bank deposits to financial institutions	(12,638)	(13,906)	(2,608)
Maturity of restricted short-term bank deposits from financial institutions	9,696	11,326	3,897
Purchases of held-to-maturity securities	–	–	(2,738)
Purchases of property, plant and equipment	(3,653)	(8,888)	(10,937)
Proceeds from disposal of an available-for-sale securities	–	24	–
Proceeds from disposal of property, plant and equipment	147	165	173
Net cash used in investing activities	(6,448)	(13,904)	(15,755)
Financing activities:
Dividend paid to noncontrolling shareholders of subsidiaries	−	(3,195)	(3,067)
Repayments of bank loans	(19,608)	(22,503)	(6,000)
Proceeds from bank loans	46,021	31,319	9,888
Share buy-back	−	−	(6)
Acquisition of noncontrolling interests	−	−	(877)
Net cash provided by (used in) financing activities	26,413	5,621	(62)
Effect of exchange rate changes on cash and cash equivalents	4,354	(886)	313

Net increase (decrease) in cash and cash equivalents	21,683	13,455	(3,856)
Cash and cash equivalents at beginning of year	41,534	63,217	76,672
Cash and cash equivalents at end of year	$ 63,217	$ 76,672	$ 72,816
Supplemental disclosure of cash flow information:
Cash paid for interest	$ 2,056	$ 1,861	$ 1,704
Cash paid for income taxes	3,547	7,412	4,829

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

The Company’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Company’s Operating Subsidiaries also engage in the distribution of certain wire and cable products manufactured by PEWC and third parties. In certain markets, the Company also provides project engineering services to customers through its supply, delivery and installation (the “SDI”) business segment.

The Company was listed on the New York Stock Exchange in March 1997. On December 24, 2001, the staff of the New York Stock Exchange (“NYSE”) announced that it had determined that the trading of the common shares of APWC should be suspended prior to December 31, 2001. The decision was reached in view of the fact that the Company’s share price had fallen below NYSE’s continued listing standards. Following the delisting of the Company’s common shares on the NYSE, the Company’s common shares were traded under the ticker AWRCF, on the Over-the-Counter Bulletin Board (“OTC BB”), operated by the National Association of Securities Dealers, Inc. (“NASD”). After the Company failed to timely file its annual report on Form 20-F for the 2004 fiscal year, the Company was delisted from the OTC BB in August 2005 and thereafter its common shares were quoted on the “pink sheets” market by Pink Sheets LLC, a privately owned company that provides pricing and financial information for over-the-counter securities.

On June 28, 2007, SOF Investment, L.P. (“SOF”), a Delaware limited partnership controlled by MSD Capital, L.P. acquired 20% of the issued and outstanding shares of the Company from a private equity investor and entered into a shareholders’ agreement with the Company and PEWC.

On April 9, 2008, the Company was listed again and began trading its common shares on the OTC BB after completing all reporting requirements and filing all outstanding financial reports with the US Securities and Exchange Commission (“SEC”). The Company is subject to the reporting requirements under the Securities Exchange Act of 1934.

On March 30, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. PEWC is currently holding 65.6% of the equity of the Company and COF (as successor-in-interest to SOF) is holding 9.8%. The remaining 24.6% of the issued and outstanding common shares were publicly traded on the Over-the-Counter Bulletin Board (“OTC BB”) prior to that date.

On April 29, 2011, the Company’s common shares commenced trading on NASDAQ Capital Market tier.

As of July 1, 2011, SOF transferred its 9.8% interest in the Company to MSD Credit Opportunity Master Fund, L.P. (“COF”), which became a party to the shareholders agreement, as amended and restated on March 27, 2009 (the “Amended Shareholders Agreement”), and succeeded to all of the right, title, and interest in the common shares previously held by SOF.

On February 15, 2013, the Company’s common shares started trading on the NASDAQ Global Market tier.

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

Share Capital Repurchase Program

The Company’s board of directors authorized a share capital repurchase program for its common shares on August 28, 2012, up to $2 million worth of its common shares over the next twelve months. Up to December 31, 2012, the Company had repurchased 1,900 shares with a total consideration of $6. The Company records the value of its common shares held in the treasury at cost.

i)  The subsidiaries of the Company are set out below:

Place of incorporation and operations	Percentage of equity interest As of December 31,
	2011	2012
The British Virgin Islands

Asia Pacific Wire & Cable General Holdings Ltd.	100%	100%

PRC (APWC) Holding Ltd.	100%	100%

Samray Inc.	100%	100%

Siam (APWC) Holdings Ltd.	100%	100%

Moon View Ltd.	100%	100%

Trigent Investment Holdings Limited	100%	100%

Crown Century Holdings Ltd.	100%	100%

Singapore

Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.3%	98.3%

Sigma-Epan International Pte Ltd. (“Sigma-Epan”)	100%	100%

Epan Industries Pte Ltd.	100%	100%

Epan Data-Comm System Pte Ltd.	100%	100%

Singvale Pte Ltd.	100%	100%

Malaysia

Elecain Industry Sdn. Bhd.	92.6%	92.6%

Sigma-Epan Malaysia Sdn. Bhd.	100%	100%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

1.         ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

Place of incorporation and operations	Percentage of equity interest As of December 31,
	2011	2012
The People’s Republic of China (“PRC”)

Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	95.80%	100%

Shanghai Yayang Electric Co., Ltd.	54.41%	54.41%

Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	100%	100%

Hong Kong

Crown Century Holdings Limited (“CCH (HK)”)	100%	100%

Australia

Australia Pacific Electric Cable Pty Limited (“APEC”)	99.40%	99.40%

Thailand

Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)*	50.93%	50.93%

Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%

Double D Cable Company Limited (“Double D”) (pre-operating stage)	0%	50.93%

Hard Lek Limited	73.98%	73.98%

APWC (Thailand) Co., Ltd.	99.48%	99.48%

PEWC (Thailand) Co., Ltd.	99.48%	99.48%

CTW Beta Co. Ltd.	50.89%	50.89%

Siam Fiber Optics Co. Ltd.	30.56%	30.56%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

1.            ORGANIZATION AND PRINCIPAL ACTIVITIES (continued)

ii)  The equity investees of the Company are set out below:

Place of incorporation and operations	Percentage of equity interest As of December 31,
	2011	2012
The People’s Republic of China

Shandong Huayu Pacific Fiber Optics Communications Co., Ltd. (“Shandong Huayu”)	48.73%	48.73%

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	25.00%	25.00%

Thailand

Siam Pacific Holding Company Limited (“SPHC”)	49.00%	49.00%

Loxley Pacific Co., Ltd. (“Lox Pac”)	21.39%	21.39%

Acquisitions accounted for as purchases and disposals undertaken by the Company during the years ended December 31, 2010, 2011 and 2012 included the following:

(a)

On March 31, 2010, CCH acquired 51% of APEC shares from Sigma Cable, thereby increasing the Company’s interest in APEC from 98.53% to 99.40%. On April 14, 2010, CCH acquired 100% of Sigma-Epan from Samray, the Company’s interest in Sigma-Epan has not changed and Sigma-Epan remains as a wholly owned subsidiary of the Company.

(b)	On May 31, 2011, the Company contributed additional capital in Ningbo Pacific in the form of a cash injection of $5 million. The Company’s interest in Ningbo Pacific increased from 94.31% to 95.80%.

(c)

On December 1, 2011, the Company disposed its entire 51% equity interest in Shandong Pacific Fiber Optics Co., Ltd.(“SPFO”). Proceeds from the disposal of SPFO were $2.9 million (RMB18.5 million). The Company recorded a gain on disposal amounting to $1.96 million in the consolidated statement of operations.

(d)

On June 8, 2012, the Charoong Thai’s board of directors resolved to set up Double D. Double D registered its incorporation on August 30, 2012 with Baht 20 million registered capital and it is wholly owned by Charoong Thai.

(e)	On July 22, 2012, the Company acquired an additional 4.2% shareholding of Ningbo Pacific from PRC joint venture partner. The Company’s interest in Ningbo Pacific increased from 95.8% to 100%.

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

A “Put Event” means any date (i) after March 11, 2009 whereby an event has occurred and continues to occur, or (ii) after February 1, 2011 whereby the shares are not listed on a US Securities Market, which means any of the NASDAQ Stock Market, Inc. (Global Market or Global Select Market), Alternext U.S. (f/k/a the American Stock Exchange LLC), the New York Stock Exchange LLC or in conjunction with a dual listing on, or a transfer from, a US Securities Market to one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore. The “Put Price” means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) shares purchased under preemptive right provisions of the amended shareholders’ agreement (the “Shareholders’ Agreement”), and aggregate amount equal to the purchase price thereof.

The Shareholders’ Agreement does not contain any provisions that impose any purchase, reimbursement or financing obligations on the Company in the event that SOF exercises the Put Right. The Put Right is an obligation solely of PEWC and not of the Company. However, for the avoidance of doubt and as a re-affirmation that the financial and other obligation to SOF in the event of an exercise of the Put Right rest exclusively with PEWC, the Company has, on March 27, 2009, entered into a non-recourse confirmation agreement (the “Non-recourse Confirmation Agreement”) with PEWC whereby PEWC (i) covenants that it has no put right against the Company relating to the Put Shares and that PEWC’s obligations to SOF are without recourse to the Company, (ii) waives any such right should it arise in the future, and (iii) agrees that it shall not cause the Company, directly or indirectly, to incur any costs associated with the exercise of the Put Right.

The Shareholders’ Agreement provides, and the Non-recourse Confirmation Agreement confirms, that the Put Right is solely the obligation of PEWC. The Company has no purchase, reimbursement or financing obligations in the event that SOF exercises the Put Right. As such, the Company has classified the Put Shares as equity in the accompanying financial statements.

The Company received an approval letter from Nasdaq on April 13, 2011 for the listing of its common shares on NASDAQ, with “APWC” as the trading symbol and, as noted, on April 29, 2011, the Company’s common shares commenced trading on NASDAQ Capital Market, which tier does not fit within the definition of a national “Securities Market”, as provided in the Shareholders’ Agreement. The Company applied to list the common shares on the NADAQ Global Market after the Company fulfilled NASDAQ’s requirement for the migration, which included trading price per shares, liquidity requirements, operating history and a diversified shareholder list. The Company’s common shares began trading on the NASDAQ Global Market effective February 15, 2013. There is no impact on existing shareholders from this change in trading tiers.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

3.                  CHANGES IN PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

SPFO was consolidated prior to its disposal and it met the criteria for reporting as discontinued operations. Therefore, the results of operations of SPFO and the gain of the disposal have been classified as “Income from operations of discontinued SPFO” in the consolidated statements of operations for the year ended December 31, 2011 and prior period’s amounts have been reclassified accordingly.

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All intercompany accounts and transactions have been eliminated on consolidation.  The Company’s investments for which its ownership exceeds 20%, but which are not majority-owned or controlled, are accounted for using the equity method if the Company has the ability to exercise significant influence over the companies’ operating and financial policies. When the Company’s carrying value in an equity investee company is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company has guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until its previous share of losses has been recovered.

            Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles accepted in the United States requires management to make estimates, judgements, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates reflected in the Company’s consolidated financial statements include, but are not limited to, useful lives and residual values of long-lived assets, impairment assessment of long-lived assets and goodwill, allowance for accounts and other receivable, accounting for deferred income tax, uncertain tax position, inventory valuation, valuation allowance of deferred tax assets and accrued rebate. Actual results could differ from those estimates.

            Cash and Cash Equivalents

            Cash and cash equivalents include cash on hand, bank deposits and all short-term highly liquid investments with an original maturity of three months or less and are readily convertible to known amounts of cash. Investments with maturities of more than three months are classified as short-term bank deposits.

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

Depreciation expenses were $6,857, $6,462 and $4,975 for the years ended December 31, 2010, 2011 and 2012, respectively. No depreciation expense is charged for construction in progress and machinery and equipment under installation.

Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. Interest capitalized for 2011 and 2012 amounted to $9 and $69, respectively. The capitalized interest was related to and has been included as part of the cost of Ningbo Pacific’s construction in progress.

When property, plant and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            Property, Plant and Equipment (cont’d)

In 2006, the Company terminated the Ningbo Pacific joint venture and liquidated its major equipment at the Ningbo Pacific facility. In October 2009, the Company has made a resolution to acquire an additional shareholding of Ningbo Pacific from the PRC joint venture partner. The acquisition was completed on July 22, 2012. The Company plans to resume manufacturing operation with the newly constructed facilities at the Ningbo Pacific site in 2013.

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

            In accordance with ASC 350 “Intangible – Goodwill and Others”, (“ASC 350”), the Company performs a two-step test to assess goodwill impairment. First, the Company identifies potential goodwill impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company determines fair value using a discounted cash flow approach and makes reference to the market capitalization of the Company. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss.

Based on the Company’s assessment conducted as of December 31, 2011, the Company recognized goodwill impairment charges of $8,791, and the carrying amount was $nil as of December 31, 2011 and 2012. See note 6 – Goodwill.

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

            The Company accounts for its investments in debt and equity securities that have readily determinable fair value using ASC 320, “Investments – Debt and Equity Securities”. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded as either short term or long term on the balance sheet, based on the contractual maturity date and are stated at amortized cost. Equity securities are classified as available-for-sale, as the Company does not trade in these securities, but rather they are held as longer term investments due to business relationships with the entities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders’ equity. Realized gains and losses and declines in values judged to be other-than-temporary on available-for-sale securities are included in investment income.  The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting under ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”), and included as investment in equity investees in the balance sheets. Under the equity method, the Company’s proportionate share of each equity investee’s net income or loss is included as share of income (losses) of equity investees in the statements of operations. An investor records its proportionate

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            Investments (cont’d)

share of equity adjustments for other comprehensive income (e.g. foreign currency items, etc) as increase or decrease to the investment account with corresponding adjustment in shareholders’ equity. The Company evaluates investments in equity investees for impairment under ASC 323-10. An impairment loss on an investment in equity investee is recognized in the statements of operations when the decline in value is determined to be other-than-temporary.

            A judgmental aspect of accounting for investments (including investments in equity investees) involves determining whether an other-than-temporary decline in value of the investment has been sustained.  If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value, by a charge to statement of operations.  Such evaluation is dependent on the specific facts and circumstances.  Factors that are considered by the Company in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investments.

In 2010, 2011 and 2012, the Company recorded an impairment charge of $346, $nil and $nil, respectively, related to certain available-for-sale investments.

Impairment of Long-Lived Assets, Other Than Goodwill

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

In 2011, the Company recorded an impairment charge of $25 related to the damage to Siam Pacific’s machinery due to flooding in Thailand. The impairment was included in the line item, “Charges related to flooding” within operating expenses. See note 15.

In 2012, the Company recorded an impairment charge of $22 related to the impairment of a factory in Thailand (included in the manufactured products segment) that is not being used for operation.  The impairment charge was recorded to reduce the carrying value of the identified assets to fair values. The fair values for the year 2012 have been determined based on valuation performed by an accredited independent appraiser. The valuation has been made on the assumption to sell the property interests on the open market in the neighborhood without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivables are stated at face value less any allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Lease Obligations

In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out above under property, plant and equipment.

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

            Supply, Delivery and Installation

The Company’s supply, delivery and installation services are considered as multiple elements arrangements and are accounted for in accordance with ASC subtopic 605-25, “Revenue Recognition: Multiple-Element Arrangements” (“ASC 605-25”). Elements such as the sale of cables and the installation service are considered as separate elements contained in a single arrangement, or in related arrangements with the same customer. The Company allocates revenue to each element based on its relative fair value. The allocation of the fair value to the delivered elements is limited to the amount that is not contingent on future delivery of services or subject to customer-specified return or refund privileges. The Company prospectively adopted Accounting Standards Update ("ASU") No. 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), a consensus of the FASB Emerging Issues Task Force that amends ASC 605-25, on January 1, 2011.

In accordance with ASU 2009-13, certain delivered items in multiple-element arrangements, which previously would not qualify for separate units of accounting due to the lack of vendor-specific objective evidence or third-party evidence of the selling price, are accounted for as separate units of accounting, to which the total consideration of the arrangements is allocated based on management’s best estimate of the selling price (“BESP”). We consider all reasonably available information in determining the BESP, including both market and entity-specific factors. The adoption of ASU 2009-13 does not have a material effect on our financial statements, the units of accounting and the pattern and timing of revenue recognition is not changed materially.

The sale of cable is subject to acceptance by the SDI customer upon inspection which is carried out when the cable is laid. Revenue from installation is accounted for using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with ASC 605-35, “Revenue Recognition-Construction-Type and Production-Type Contracts”. The timing of revenue recognition of cables sales and installation services are substantially identical.

When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract shall be made. The recognition of provision for losses shall be in the period in which they become evident.

Bill-and-hold arrangements

The Company recognizes revenue of sale of cables under bill-and-hold arrangements requested by certain customers in Thailand, in accordance with SAB 104.

As at December 31, 2010, 2011 and 2012, the revenue recognized under bill-and-hold arrangements where the cables were yet delivered was $17.9 million, $5.8 million and $nil, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

4.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

            Customers’ incentive

The Company offers sales incentives in connection with power cable sales to wholesalers and distributors. These incentives include both rebates offered to customers for purchasing a certain volume of product during the year and settlement discounts for early payment of sales invoices. However, maximum amount is recorded if there is no reliable basis to measure a lower expected amount. Both forms of incentives are recognized as a reduction to gross sales.

For the past five years up to December 31, 2012, customers only claim for rebates and the Company  only allows such claims based on the amount to which they are legally entitled, instead of the potential maximum amount (i.e. amount payable for the highest volume targets) without exceptions. The Company reviewed rebate provision balances arising in 2011 and earlier that remained unclaimed as of December 31, 2012. As the policy has been strictly enforced for the past five years, the Company has established sufficient historical fact pattern to conclude that the likelihood that such customers will claim and receive the excess above their legal entitlement in the future is remote and the Company will continue to strictly enforce the policy. As a result, the Company wrote back such rebates and accounted for this as a change in estimate of accrued rebates. The reversal of the accrued rebates amounting to $2,116 ($0.15 per share - basic and diluted) was related to 2008 to 2011.

Foreign Currency Translation and Transactions

The functional currency of the Company is U.S. Dollars and the functional currency of the Company’s international subsidiaries is generally the local currency or U.S. Dollars.  For these subsidiaries, the Company translates the assets and liabilities at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year.  Resulting currency translation adjustments are recorded directly to accumulated other comprehensive income within shareholders’ equity.

Foreign currency transactions are recorded at the applicable rates of exchange in effect at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Gains and losses from foreign currency transactions are recorded in the consolidated statements of operations.

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

Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged items that relate to the hedged risks. Changes in fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of taxes. Changes in fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in fair values of derivatives not qualifying as hedges are reported in the consolidated statements of operations.

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

As of December 31, 2011 and 2012, the Company had outstanding forward exchange contracts with notional values of $2,317 and $nil, respectively. The outstanding forward exchange contracts as of December 31, 2011 matured on January 16, 2012. The Company records these contracts at fair value with the related gains of $nil, $64 and $nil, for the years ended December 31, 2010, 2011 and 2012, respectively in the consolidated statements of operations.

            Earnings (Loss) Per Share

            Basic and diluted earnings (loss) per share are calculated in accordance with ASC 260, “Earnings Per Share”.  There are no dilutive equity instruments for all periods presented.

            Comprehensive Income

            Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, "Comprehensive Income", requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) includes net income (loss), currency translation adjustment, defined benefit pension plan and unrealized loss on sales of available-for-sale securities and is presented in the consolidated statement of operations and comprehensive income (loss). The Company adopted Accounting Standards Update (“ASU”) No. 2011-05 (“ASU 2011-05”), "Comprehensive Income (Topic 220), Presentation of Comprehensive Income", in the year ended December 31, 2012 by presenting items of net income (loss) and other comprehensive income (loss) in two separate statements. Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

Contingent Liability

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Fair Value Measurements

The Company has adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures” for financial assets and liabilities. Under ASC 820, the fair value is defined as the price that would have been received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

The carrying amounts of financial instruments, including cash and cash equivalents, bank deposits, accounts receivable, short-term loans, accounts payable, and related party balances approximate their fair value due to the short-term maturities of such instruments.

Treasury Shares

On August 28, 2012 the Company's board of directors authorized a share capital repurchase program for its common shares over the next twelve months. The Company repurchases its common shares from time to time in the open market and holds such shares as treasury stock. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in shareholders’ equity in accordance with ASC 505-30, “Treasury Stock”. During the year ended December 31, 2012, the Company repurchased a net total of 1,900 shares of common shares and the total cost is $6. Except for the shares repurchased as described above, there were no movements in the number of outstanding shares for all years presented.

Recent Pronouncements

In February 2013, the Financial Accounting Standards Board issued ASU No. 2013-02, "Comprehensive Income (Topic 220)" (“ASU 2013-02”) to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of accumulated other comprehensive income AOCI in one place and to present reclassifications by component when reporting changes in AOCI balances. The modifications to ASC 220 “Comprehensive Income” resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. The adoption of ASU 2013-02 on January 1, 2013 is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2013, the Financial Accounting Standards Board issued ASU No. 2013-05, "Foreign Currency Matters (Topic 830)" (“ASU 2013-05”) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity . This ASU specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings upon sale of the investment. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. CTA would be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The adoption of ASU 2013-05 on January 1, 2014 is not expected to have a material impact on the Company’s consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

5.                  SHORT-TERM BANK DEPOSITS

	As of December 31,
	2011	2012

Unrestricted short-term bank deposits	$ 2,529	$ 6,210
Restricted short-term bank deposits	12,024	11,217
	$ 14,553	$ 17,427

Short-term bank deposits are deposits with maturities of more than three months but less than one year. Restricted short-term bank deposits represent the amounts of cash pledged by two subsidiaries in Thailand to secure credit facilities granted by financial institutions.

These bank deposits bear interest rates ranging from 0.3% to 3.7% and 0.25% to 2.75% per annum as of December 31, 2011 and 2012, respectively.

6.                  GOODWILL

Goodwill of $8,801 as of December 31, 2010 relating to the manufactured products segment and the changes in the carrying amount of goodwill were as follows:

Balance as of December 31, 2010	$ 8,801
Disposal of a subsidiary	(10)
Impairment charge	(8,791)
Balance as of December 31, 2011	$ –

            The carrying amount of goodwill was $nil as of each of December 31, 2011 and 2012.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

7.                  INVESTMENTS

A summary of the carrying values and balance sheet classification of all investments in privately-held equity securities, debt, and equity securities was as follows:

	As of December 31,
	2011	2012

Held-to-maturity securities	$ –	$ 2,378

Short-term investments	–	2,378

Held-to-maturity securities	$ –	$ 360
Equity securities in privately-held companies (cost method)	618	642

Long-term investments	618	1,002

Total investments	$ 618	$ 3,380

Held-to-maturity securities are comprised of:

			Investment carrying value at
			December 31,
Nature	Contracted maturity	Interest rate	2011	2012

Short-term held-to-maturity securities	Two weeks to one month	3.8% to 4.7%	$ –	$ 2,378
Subordinated debentures	10 years	4.375%	–	360
Total held-to-maturity			$ –	$ 2,738

The investment is on a fixed or non-fixed income mature on or before the date of maturity. The Company recorded interest income related to short-term held-to-maturity securities amounting to $nil, $nil and $101 as a component of interest income for the years ended December 31, 2010, 2011 and 2012, respectively. The estimated fair value of the investment approximated its amortized cost and, therefore, there were no significant unrealized holding gains or losses.

In 2012, a Thai subsidiary invested $360 (Baht 11 million) in subordinated debentures of Bangkok Bank Public Company Limited. The debentures bear a fixed interest rate of 4.375% per annum with a maturity of ten years callable at the option of the issuer after five years. As the call option is clearly and closely related to the debt host contract, no bifurcation of embedded call option is required.  The debentures are marketable and rated AA- by Fitch Rating (Thailand) Ltd.

The investments in equity securities in privately-held companies are recorded at cost as their market value is not readily and publicly determinable. It consists of the investment in Thai Metal Processing Co., Ltd, (“TMP”) which is engaged in the fabrication of copper rods. The investments were not evaluated for impairment because the Company did not identify any events or changes in circumstances that may have a significant effect on the fair value of the investments. During the years ended December 31, 2010, 2011 and 2012, the Company received dividends of $106, $111 and $109 from TMP, respectively, which was recorded in other income in the consolidated statements of operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

8.                  BANK LOANS AND OVERDRAFTS

        Bank  loans and overdrafts consist of the following:

	As of December 31,
	2011	2012
Bank loans and overdrafts	$ 13,886	$ 23,844
Trust receipts	38,927	34,001
Total bank loans and overdrafts	$ 52,813	$ 57,845

Under the line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $336,053 (2011: $316,369) on such terms as the Company and the banks may mutually agree upon.  These arrangements do not have termination dates but are reviewed annually for renewal.  As of December 31, 2012, the unused portion of the credit lines was approximately $227,147 (2011: $224,640), which included unused letters of credit amounting to $144,183 (2011: $128,409). Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2012, the Company had open letters of credit totaling $39,793 (2011: $49,596). Liabilities relating to the letters of credit are included in current liabilities.

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $16,383 at December 31, 2012 (2011: $15,792);

(ii)	Pledge of short-term deposits and accounts receivable of $11,217 at December 31, 2012 (2011: $12,024);

(iii)	Pledge of not fewer than 161.5 million shares of Charoong Thai; and

(iv)	Corporate guarantee issued by the Company and a subsidiary of the Company.

(v)	A trading facility was secured by all the assets and uncalled capital with total carrying amount of $35,425 of a subsidiary as at December 31, 2012 (2011: $31,414).

            The weighted average interest rates on bank loans and overdrafts as of December 31, 2010, 2011 and 2012 were 3.6%, 3.7% and 3.4% per annum, respectively.

During 2011, CCH (HK) entered into a bank loan agreement with Bangkok Bank Hong Kong Branch with a total loan amount of US$ 14 million and a trade facility of US$ 8 million. The loan carries an interest rate of SIBOR (Singapore Inter-bank Borrowing Rate) plus 2.5% for a period of 5.5 years, adjusted on a quarterly basis. The bank loan is guaranteed by the Company, as guarantor.  As of December 31, 2011, CCH (HK) was not in compliance with certain financial and non-financial loan covenants and the loan became callable on demand. The outstanding balance was classified as current liabilities as of December 31, 2011.

As of December 31, 2012, the loan was classified as current liabilities and it had been fully repaid subsequently.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

9.                  EARNINGS (LOSS) PER SHARE

The Company computes earnings (loss) per share in accordance with ASC 260 “Earning Per Share”. Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per share is computed by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding and if dilutive, the potential common shares outstanding during the period. The treasury stock transaction resulted in an immediate reduction in outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted earnings (loss) per share. Up to December 31, 2012, the Company had repurchased 1,900 shares.

The following table sets forth the computation of basic and diluted earnings (loss) attributable to common shareholders per share:

	Year ended December 31,
	2010	2011	2012
Numerator:
Income (loss) attributable to APWC from continuing operations	$ 14,142	$ (6,832)	$ 10,949
Income (loss) attributable to APWC from discontinued operations	(2)	1,393	–
Net income (loss) attributable to APWC	$ 14,140	$ (5,439)	$ 10,949
Denominator (in number of shares):
Weighted-average common shares outstanding - basic and diluted	13,830,769	13,830,769	13,830,751
Earnings (loss) per share - basic and diluted
Continuing operations	$ 1.02	$ (0.49)	$ 0.79
Discontinued operations	–	0.10	–
Total earnings (loss) per share - basic and diluted	$ 1.02	$ (0.39)	$ 0.79

Income from continuing operations attributable to non-controlling interests are $11,249, $2,902, $7,961 for the years ended December 31, 2010, 2011 and 2012, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

10.              VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Net charge (credit) to income	Deduction	Currency translation adjustment	Balance at end of year
Year ended December 31, 2010:
Allowance for doubtful accounts	$ 8,694	$ (1,317)	$ (1,063)	$ 572	$ 6,886
Inventory impairment
- Lower of cost or market	3,214	(2,219)	–	201	1,196
- Obsolescence	781	245	–	93	1,119
Allowance for deferred tax assets	2,489	2,460	–	(132)	4,817
	$ 15,178	$ (831)	$ (1,063)	$ 734	$ 14,018
Year ended December 31, 2011:
Allowance for doubtful accounts	$ 6,886	$ (1,555)	$ (664)	$ (53)	$ 4,614
Inventory impairment
- Lower of cost or market	1,196	1,725	(888)	(14)	2,019
- Obsolescence	1,119	268	–	(81)	1,306
- Charges related to flooding in Thailand	–	3,572	–	(130)	3,442
Allowance for deferred tax assets	4,817	(3,942)	–	–	875
	$14,018	$ 68	$ (1,552)	$ (278)	$ 12,256
Year ended December 31, 2012:
Allowance for doubtful accounts	$ 4,614	$ (720)	$ (1,425)	$ 111	$ 2,580
Inventory impairment
- Lower of cost or market	2,019	(1,789)	–	34	264
- Obsolescence	1,306	(21)	–	53	1,338
- Charges related to flooding in Thailand	3,442	(2,994)	–	69	517
Allowance for deferred tax assets	875	466	–	–	1,341
	$ 12,256	$ (5,058)	$ (1,425)	$ 267	$ 6,040

During 2010, the Company exercised rigorous controls over raw-material inventory and through long-term copper future contacts reduced its exposure to the fluctuations in market prices for copper, which resulted in a significant reduction in the inventory impairment.

During 2011, the decrease in commodity prices, including that of copper, resulted in a write-down of the cost of inventories as of December 31, 2011. Copper prices on the London Metal Exchange (the “LME”) fell from an average monthly price high of $9,555 in January 2011 to $7,657 in December 2011. As a result, inventory write-down to market of $1,725 was charged to cost of sales for the year ended December 31, 2011.

During 2011, the Company recorded an impairment charge of $3,572 related to flooding in Thailand, and most of the damaged inventories were sold in 2012 (note 15).

During 2012, copper price on the LME gradually rose to an average yearly price of $7,950. Therefore, the Company was able to sell its finished goods above the new cost basis after taking into account the impairment in the prior years.

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2012, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the corporate income tax rate was 30% for each of the two years ended December 31, 2011 and a withholding tax of 10% is levied on dividends received by the Company. CTW is listed on Stock Exchange of Thailand (“SET”), its applicable corporate income rate was 25% for the first 300 million Baht of net profit and 30% for the amount exceeding 300 million Baht. The reduced rate of taxation applied for listed companies for three accounting periods from 2008 to 2010. As a part of an initiative to promote Thailand’s competitiveness, the Thai Government announced in Royal Decree (No. 530) to provide for a reduction of corporate income tax from 30% to: (1) 23% for any accounting periods commencing between January 1, 2012 and December 31, 2012; (2) 20% from any accounting periods commencing between January 1, 2013 and December 31, 2014. In Australia, the corporate income tax rate was 30% for 2010/2011, 2011/2012 and 2012/2013 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2012.

Pursuant to the Corporate Income Tax Law (the CIT Law) of the PRC that came into effect on January 1, 2008, all the enterprises generally are subject to corporate income tax at an effective rate of 25% on income as reported in their statutory accounts. An enterprise located in specially-designated regions or cities and eligible for the preferential policy in the form of a reduced tax rate shall have five years from the time when the CIT Law takes effect to transition progressively to the legally prescribed tax rate. During this period, an enterprise that enjoyed the 15% corporate income tax rate shall be subject to the 18% tax rate for the year 2008, 20% for the year 2009, 22% for the year 2010, 24% for the year 2011, and 25% from the year 2012 onwards.

PEWS is located in Shenzhen, which is a region where preferential tax rates apply and qualified for a reduced rate of taxation of 22% and 24% for the years 2010 and 2011, respectively. PEWS is the only subsidiary of the Company in the PRC that qualified for the preferential tax rates under the CIT Law. For PEWS, the unified tax rate of 25% applied with effect from January 1, 2012. Under the CIT law, dividend distributions of profits earned prior to January 1, 2008 to foreign investor(s) are exempt from withholding tax; distribution of the profits earned after January 1, 2008 is subject to withholding tax of 10%, reduced to 5% under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income provided that the Hong Kong holding company, CCH (HK), qualifies as the “beneficial owner” of the dividend income under Cuoshuiban [2009] No.601.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

Pre-tax income (loss) from continuing operations was taxed in the following jurisdictions:

	Year ended December 31,
	2010	2011	2012

Thailand	$ 24,750	$ 8,760	$ 21,728
Singapore	1,671	(80)	2,235
Australia	2,176	3,130	5,426
PRC	6,921	985	(142)
Others	(3,665)	(12,101)	(1,933)
	31,853	694	27,314
Equity investees
Thailand	–	–	(2)
PRC	(21)	(58)	(19)
	$ 31,832	$ 636	$ 27,293

            Significant components of the provision (benefit) for income taxes are as follows:

	Year ended December 31,
	2010	2011	2012

Allocated to net income (loss)

Current:
Thailand	$ 4,069	$ 4,869	$ 4,442
Singapore	–	–	382
PRC	1,324	679	149
Australia	956	1,291	1,069
Total current	6,349	6,839	6,042

Deferred:
Thailand	170	(1,446)	1,583
Singapore	59	(154)	512
PRC	197	(43)	(192)
Australia	(262)	(316)	438
Total deferred	164	(1,959)	2,341
The benefits of operating loss carried forwards	(72)	(314)	–
	$ 6,441	$ 4,566	$ 8,383
Allocated to other comprehensive income (loss)	$ 84	$ –	$ (1,045)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

The parent company’s tax is filed in Bermuda, which does not have a statutory tax rate. The provision for income taxes differs based on the taxes incurred by the Operating Subsidiaries, in their respective jurisdiction. The Company determines its statutory tax rate based on its major commercial domicile that is its subsidiaries in Thailand. The reconciliation of the statutory tax rate and the Company’s effective tax rate is as follows:

	Year ended December 31,
Income tax at statutory tax rate in:	2010	2011	2012

Tax provision at statutory rate (23%)	$ 9,608	$ 191	$ 6,277

Foreign income taxed at different rate	881	1,350	692
Expenses not deductible for tax purpose	1,684	753	172
Impairment of goodwill not deductible for tax	–	2,637	–
Written-off deferred tax assets arising from liquidation of a subsidiary	–	3,633	–
Reversal of valuation allowance arising from liquidation of a subsidiary	–	(3,633)	–
Utilization of prior year tax losses	(6,186)	–	–
Changes in valuation allowance	2,473	(291)	466
Written-off deferred tax	215	-	184
Tax exempt on income	(2,583)	(1,453)	(99)
Difference due to effect of tax holidays	(583)	–	–
Unrecognized tax benefits	354	1,026	34
Deferred tax liability arising from undistributed earnings	578	193	429
Effect of temporary tax rate changes on deferred tax assets	–	862	–
Effect of changes in temporary differences to realized in different periods with different enacted tax rates	–	–	408
Withholding tax on dividends	–	–	427
Others	–	(702)	(607)
Total tax income for the year	$ 6,441	$ 4,566	$ 8,383

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

Deferred tax liabilities and assets comprised the following:

	As of December 31,
	2011	2012

Deferred tax liabilities:

Outside basis differences	$ (2,172)	$ (2,650)

Total deferred tax liabilities	(2,172)	(2,650)

Deferred tax assets:
Unused tax losses	1,181	1,140
Allowance for doubtful accounts	682	372
Inventory impairment	744	359
Allowance for impairment in investment	933	913
Rebates and other accrued liabilities	1,980	1,299
Unpaid retirement benefits	854	660
Charges related to flooding in Thailand	874	8
Deferred revenue and cost of sales	320	625
Actuarial loss	–	1,045
Unabsorbed depreciation	–	960

Total deferred tax assets	7,568	7,381
Valuation allowance for deferred tax assets (note 10)	(875)	(1,341)

Total deferred tax assets	6,693	6,040

Net deferred tax assets	$ 4,521	$ 3,390

The amount of deferred tax liabilities and assets at December 31, 2011 and 2012 were as follows:

	As of December 31,
	2011	2012

Gross current deferred tax liabilities	$ (49)	$ (63)

Gross current deferred tax assets	5,234	3,282
Valuation allowance for deferred tax assets	–	(85)

	5,234	3,197

Net current deferred tax assets	5,185	3,134

Gross non-current deferred tax liabilities	(2,123)	(2,587)

Gross non-current deferred tax assets	2,334	4,099
Valuation allowance for deferred tax assets	(875)	(1,256)

	1,459	2,843

Net non-current deferred tax (liabilities) assets	(664)	256

Net deferred tax assets	$ 4,521	$ 3,390

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

The deferred tax liabilities and assets are presented in the accompanying consolidated balance sheets as follows:

	As of December 31,
	2011	2012

Current
Deferred tax assets	$ 5,185	$ 3,134

Total current	5,185	3,134

Non-current
Deferred tax assets	517	2,475
Deferred tax liabilities	(1,181)	(2,219)
Total non-current	(664)	256

Net deferred tax assets	$ 4,521	$ 3,390

As of December 31, 2011 and 2012, the Company has available unused net operating losses that may be applied against future taxable income and that expire as follows respectively:

Year of expiration	2011	2012
2012	$ 656	$ –
2013	461	477
2014	853	864
2015	356	361
2016	839	856
2017	–	1,661
No expiration	1,801	–
	$ 4,966	$ 4,219

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

11.              INCOME TAXES (continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Change in Uncertain Tax Positions	As of December 31,
	2010	2011	2012
Balance at January 1	$ 2,198	$ 2,332	$ 2,640
Additions based on tax positions related to the current year	134	308	28
Additions for tax positions of prior years	–	–	–
Settlements	–	–	–
Decrease due to lapses in statute of limitations	–	–	(366)

Balance at December 31	$ 2,332	$ 2,640	$ 2,302

The Company is not expecting there would be any reasonably possible change in the total amounts of unrecognized tax benefits within twelve months of the reporting date. As of December 31, 2011 and 2012, the amount of unrecognized tax benefits (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $2,640 and $2,302, respectively.

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company have provided as of the dates listed below were:

	As of December 31,
	2010	2011	2012
Accrued interest on unrecognized tax benefits	$ 1,373	$ 1,783	$ 2,143
Accrued penalties on unrecognized tax benefits	1,948	2,256	2,284
Total accrued interest and penalties on unrecognized tax benefits	$ 3,321	$ 4,039	$ 4,427

As of December 31, 2011 and 2012, the Company is subject to taxation in the PRC, Australia, Thailand, and Singapore. The Company’s tax years from 2007 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

The Company recognized $74 and $142 in interest and penalties for the year ended December 31, 2010, $410 and $308 in interest and penalties for the year ended December 31, 2011, and $360 and $28 in interest and penalties for the year ended December 31, 2012, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

12.              VALUE ADDED TAX (“VAT”)

According to the value-added tax policies of the relevant tax authorities, sales are subject to an output VAT, while the purchase of products is subject to an input VAT. VAT payable or receivable is the net difference between periodic output VAT and deductible input VAT. The revenue, expenses and assets are recognized net of the amount of VAT except where the VAT incurred in a purchase of assets or services is not recoverable from taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the assets or as part of the expenses item as applicable. Receivables and payables are stated with the VAT incurred. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of prepaid expenses and other current assets on the balance sheet.

The VAT rates of our Operating Subsidiaries in various tax jurisdictions are:

PRC	17%
Singapore	7%
Thailand	6%
Australia	10%

13.              ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the balances of each component of accumulated other comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Currency translation adjustment	Defined benefit pension plan	Unrealized loss on available-for-sale securities and others	Total

Balance at January 1, 2010	$ (9,660)	$ (68)	$ (467)	$ (10,195)
Current-period other comprehensive income (loss)	12,027	(472)	(74)	11,481
Balance at December 31, 2010	$ 2,367	$ (540)	$ (541)	$ 1,286

Current-period other comprehensive loss	(931)	(69)	–	(1,000)
Balance at December 31, 2011	$ 1,436	$ (609)	$ (541)	$ 286

Current-period other comprehensive income (loss)	5,834	(696)	–	5,138
Balance at December 31, 2012	$ 7,270	$ (1,305)	$ (541)	$ 5,424

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

14.              COMMITMENTS AND CONTINGENCIES

(a)        Leases

The Company leases certain machinery and equipment under capital leases for 2011 and 2012.

The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following as of December 31, 2012:

	Capital leases	Operating leases

2013	$ 179	$ 1,033
2014	47	682
2015	30	276
2016	5	187
2017	–	186
Thereafter	–	2,317

Net minimum lease payments	$ 261	$ 4,681

Less: amount representing interest	(18)

Present value of net minimum lease payments	$ 243
Less: non-current portion included in other non-current liabilities	(76)
Current portion included in other current liabilities	$ 167

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

14.              COMMITMENTS AND CONTINGENCIES (continued)

(a)                Leases (continued)

Rental expense consisted of the following:

	Year ended December 31,
	2010	2011	2012

Rentals under operating leases	$ 937	$ 911	$ 1,196

The capital lease liabilities are secured by the leased machinery and equipment at cost of $195 and $199 as of December 31, 2011 and 2012, respectively. The accumulated depreciation of these leased assets as of December 31, 2011 and 2012 amounted to $97 and $147, respectively. The depreciation of machinery and equipment under capital leases are included in the depreciation expenses under costs of sales.

The average discount interest rate implicit in the lease is in the range of 6.58% to 8.78%, 6.5% to 8.73% and 6.5% to 8.77% for 2010, 2011 and 2012, respectively.

(b)               As of December 31, 2012, the Company and its subsidiaries had commitments to purchase raw materials totaling $184 million to $231.7 million (22,590 to 28,445 metric tons), from third parties at the prices stipulated in the contracts.

(c)                As of December 31, 2012, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $10.8 million (2011: $9.7 million) in respect of banking facilities extended to two Operating Subsidiaries.

            As of December 31, 2012, the Company provided a corporate guarantee not exceeding the sum of $31.2 million (2011: $26.3 million) for the bond performance and banking facility of Sigma Cable.

            As of December 31, 2012, there were outstanding bank guarantees of $30.9 million (2011: $18 million) issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies.  These guarantees generally expire within 1 year.

(d)               As of December 31, 2012, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $2.5 million (2011: $1 million).

(e)                As of December 31, 2012, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting services with unrelated parties and related parties totaling $0.2 million (2011: $0.1 million) and $nil (2011: $3.1 million) respectively.

(f)                As of December 31, 2012, the Company pledged 161.5 million shares of Charoong Thai for a $14 million term loan facility and a $8 million trade facilities of CCH HK.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

14.              COMMITMENTS AND CONTINGENCIES (continued)

(g)                As disclosed in note 1, on June 28, 2007 SOF entered into a Shareholders’ Agreement with the Company and PEWC. On March 27, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. On July 1, 2011, SOF transferred its remaining 9.8% interest in the Company to COF, which became a party to the Amended Shareholders Agreement, which provides for the following:

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

(1) The total combined voting power of all classes of stock of the corporation entitled to vote; or

(2) The total value of the stock of the corporation, is owned by United States shareholders on any day during the taxable year of such foreign corporation. The term “United States Shareholders” is defined to mean only U.S. shareholders holding blocks of 10% or more of the common shares.

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

Registration Rights

The Company has prepared and filed with the SEC a registration statement on Form F-1 (now converted to Form F-3) covering the resale of the “Registrable Securities” for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, which registration statement was declared effective under the Securities Act by the SEC on March 11, 2009, but requires updating by means of incorporation by reference of futures filings with the SEC or the filing of a post-effective amendment to include the most recent annual audited financial statements, and, from time to time, unaudited financial statements for the six month period then ended.  “Registrable Securities” includes the shares beneficially owned by COF and the 10.2% of the common shares acquired by PEWC from SOF in March 2009.

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

15.             FLOODING IN THAILAND

           Siam Pacific, a wholly owned subsidiary of Charoong Thai, suspended operations temporarily in 2011 due to damage sustained from the region’s flooding. The facilities of Siam Pacific, located 30 kilometers north of Bangkok, manufactures enameled wire and communication wire. The facility sustained water damage, as the water level reached approximately 1.5 meters which damaged some of the machinery and equipment in the plant, as well as some of the inventories in the warehouse. As a result, the Company recorded $3,947 and $888 of flood-related charges, including property, plant and equipment impairments, repairing charges and a write-down of damaged inventory and recognized $874 and $8 of deferred tax assets related to the charges in 2011 and 2012, respectively. These charges are separately stated as a line item, “Charges related to flooding” included in operating expense on the consolidated statement of operations.

The following table summarizes the flood related charges for the years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011	2012

Inventory write-down	$ 3,572	$ –
Property, plant and equipment impairment	25	–
Repairing charges	350	888
Total charges	$ 3,947	$ 888

The Company’s insurance policy covers the flood damage to the building, machinery, and inventory; however, it does not cover losses incurred due to the business disruption. The process of submitting claims to the Company’s insurers was ongoing and the Company was unable to determine of the amount of losses to be recovered from the insurance company in 2011.

During the year ended December 31, 2012, Siam Pacific received a letter which confirmed the settlement amount of $4.8 million (Baht 149 million) from an independent surveyor on behalf of the insurance company. The Company recorded the compensation of $4.8 million as a component of in the consolidated statement of operations in the year ended December 31, 2012. During the year ended December 31, 2012, Siam Pacific received payment of $3.5 million (Baht 109 million) and Siam Pacific expected that the remaining of $1.3 million will be received within six months after the balance sheet date and recorded as prepaid expenses and other current assets on the balance sheet.

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

Short-term loan: The carrying amounts of the Company’s borrowings under its short-term revolving credit arrangements approximate their fair values. The fair value of the non-interest bearing short-term loan from related parties approximates to its carrying amount as it is repayable on demand.

Foreign currency forward contracts: The fair values of foreign currency forward contracts are estimated by reference to market quotations for forward contracts with similar terms, adjusted where necessary for maturity differences. The foreign currency forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Held-to-maturity securities: Held-to-maturity securities are recorded as either short term or long term on the balance sheet, based on contractual maturity date and are stated at amortized cost. The maturity for short term held-to-maturity securities are less than one year, the estimated fair value approximated its amortized cost. The maturity for the investment in subordinated debentures is ten years and the debentures is marketable. The market yield is close to coupon rate, the fair value approximated its amortized cost as of December 31, 2012.

17.              CONCENTRATIONS OF RISKS

(a)                Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, held-to-maturity securities, and accounts receivable.

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

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company’s customer base. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. At December 31, 2012, one Singapore subsidiary’s customer accounted for 10% of the Company’s accounts receivable. The Company’s exposure to credit risk arises from default of counterparty, with maximum exposure equal to the carrying amount of these financial instruments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

17.              CONCENTRATIONS OF RISKS (continued)

(a)               Concentrations of credit risk (cont’d)

The Company is exposed to credit loss in the event of non-performance by counter parties on foreign exchange contracts, but the Company does not anticipate non-performance by any counter parties.

(b)              Concentrations of customers

No single customer accounted for more than 10% of the total revenue for the years ended December 31, 2010, 2011 and 2012.

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

(d)              Foreign exchange risk

            Changes in exchange rates influence the Company’s results of operations. The Company’s principal operations are located in Thailand, the PRC and Singapore and a substantial portion of its revenues are denominated in Thai Baht, U.S. Dollars or Singapore Dollars, whereas a substantial portion of the Company’s cost of sales are denominated in U.S. Dollars. Any devaluation of the Thai Baht or Singapore dollar against the US dollar would have an adverse impact on the operations of the Company.

(f)            Current vulnerability due to certain other concentrations

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

(g)            Concentration in the geographic area

The Company conducts substantial business operations in the Thailand, PRC, Singapore and Australia. See note 21 – Segment Financial Information for details.

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

Moon View Venture Limited (“Moon View”), PEWC, Singapore Branch and PEWC Singapore Co. (Pte) Ltd. are controlled by PEWC.  Moon View is the immediate holding company of the Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the noncontrolling shareholder of one of the Company’s Operating Subsidiaries in Thailand. SPHC is one of the Company’s equity investees. Fujikura Limited is a noncontrolling shareholder of one of the Company’s Operating Subsidiaries in Thailand.

	As of December 31,
	2011	2012

Due from:
PEWC	$ 1,797	$ 542
PEWC, Singapore Branch	1,071	1,101
Italian-Thai and its affiliates	1,180	2,096
SPHC	1,179	327
	$ 5,227	$ 4,066

Due to:
PEWC	$ 9,490	$ 7,513
PEWC, Singapore Branch	893	892
PEWC Singapore Co. (Pte) Ltd.	1,276	1,185
Fujikura Limited	184	226
TMP	60	119
SPHC	2,384	1,493
Shandong Huayu	406	–
	$ 14,693	$ 11,428

Short-term loan from:
Moon View	$ 1,732	$ 1,732

The interest rates on the short-term loan from Moon View range from 1.36% to 1.58% and are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

18.              RELATED PARTY BALANCES AND TRANSACTIONS (continued)

            The transactions undertaken with related parties are summarized as follows:

	Year ended December 31,
	2010	2011	2012

Purchases of copper from PEWC	$ 42,236	$ 44,466	$ 21,443
Purchases of power cables from PEWC	3,846	7,164	8,705
Purchases of raw materials from TMP	1,153	1,139	1,340
Purchases of goods from PEWC	210	320	378
Purchases of goods from Fujikura Limited	2,536	1,348	1,074
Purchases of machinery from PEWC	–	–	203
Sales to Italian Thai and its affiliates	3,741	3,663	2,563
Sales to PEWC	65	–	106

Interest expense paid to PEWC Singapore Co. (Pte) Ltd.	14	13	14
Management fee paid to PEWC	204	239	388
Management fee received from PEWC	–	19	19
Management fee received from PEWC, Singapore Branch	14	14	15
Management fee received from Italian-Thai	34	–	–
Dividend income from TMP	106	111	109
Information technology service fee paid to PEWC	35	38	136

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

            In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2010, 2011 and 2012.

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

            (d)        Each of PEWC and the Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for the Company to participate to the extent possible.

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

19.              DEFINED CONTRIBUTION AND BENEFIT PLANS

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

In accordance with the Thailand labor law, Charoong Thai is obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service. The Company’s net periodic benefit cost was $539, $288 and $851 for the years ended December 31, 2010, 2011 and 2012, respectively.  The plan is not funded and the amount is recognized $453 in current liabilities and $5,387 in other non-current liabilities on the balance sheet. The Company pays to settle the obligations as and when employees retire.

The Company has several defined contribution plans covering its employees in Australia, PRC and Singapore. Contributions to the plan are made annually. Total charges of continuing operations for the years ended December 31, 2010, 2011 and 2012 were $708, $891, and $1,253, respectively and for the year ended December 31, 2010 and the period ended November 30, 2011, that of discontinued operations were $138 and $205, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

19.              DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

In conformity with ASC 715 “Compensation – Retirement Benefits” (“ASC 715”), the following table sets forth the Plan’s funded status and pension amounts recognized as at December 31, 2010, 2011 and 2012 based on the latest actuarial valuation:

	2010	2011	2012

Change in benefit obligation:
Benefit obligation at beginning of year	$ 2,012	$ 2,761	$ 2,935
Foreign currency translation adjustments	285	(136)	110
Service cost	302	181	192
Interest cost	223	106	128
Benefits paid	(61)	(219)	(1,038)
Actuarial loss	–	244	153
Prior service cost	–	–	2,973
Curtailment	–	(2)	–
Other adjustment	–	–	387
Benefit obligation at end of year	$ 2,761	$ 2,935	$ 5,840

Change in plan assets:
Fair value of plan assets at beginning of year	$ –	$ –	$ –
Employer’s contribution	–	–	–
Fair value of plan assets at end of year	$ –	$ –	$ –
Funded status	$ (2,761)	$ (2,935)	$ (5,840)
Unrealized net transition obligation	–	–	–
Unrecognized net actuarial loss (gain)	–	–	–
Accrued benefit cost	$ (2,761)	$ (2,935)	$ (5,840)

Components of net periodic benefit cost:
Service cost	$ 302	$ 181	$ 192
Interest cost	223	106	128
Amortizations of:
Unrecognized net prior service cost (credit)	(8)	(8)	(7)
Unrecognized actuarial loss	22	9	151
Other adjustment	–	–	387
Net periodic benefit cost	$ 539	$ 288	$ 851

Amounts recognized in accumulated other comprehensive loss consist of the following: (recognized under ASC 715)
Actuarial loss	$ 669	$ 602	$ 748
Prior service (credit) cost	(129)	7	2,862
Total recognized in other comprehensive loss	$ 540	$ 609	$ 3,610

The accumulated benefit obligations amounted to $2,935 and $5,840 as of December 31, 2011 and 2012, respectively.

The estimated net loss and prior service cost (credit) for the defined benefit plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $17 and $175, respectively.

The actuarial loss increased due to the change in assumption:

-          Discount rate was changed from 4.8%, 4.2% and 4.0% per annum for 2010, 2011 and 2012 to reflect prevailing bond yield.

-          The mortality rate have been updated from TMO97 table (Thailand Mortality Ordinary Lite Tables 1997) to TMO98 table (Thailand Mortality Ordinary Lite Tables 2008) reflect the latest available mortality study.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

19.              DEFINED CONTRIBUTION AND BENEFIT PLANS (continued)

In 2012, the benefit obligation, periodic cost and prior service cost increased sharply mainly due to Charoong Thai changed plan provisions:

-              Effective January 1, 2012, the Extra Benefits payment to retiring employees was changed at rates of 1 to 5 times of final month’s salary to 29 times. The changes created a prior service cost and increased the benefit obligation totaling $3million (Baht 91million).

The significant assumptions used in determining the actuarial present value of the projected benefit obligations as of December 31, 2011 and 2012 are as follows:

	2011	2012
Discount rate	4.2%	4.0%
Rate of increase in compensation levels	6.0% - 8.0%	6.0%
Employee turnover rates:
Prior to age 29	9.0% - 15.0%	9.0% - 15.0%
Age 30 to 39	4.0% - 7.0%	4.0% - 7.0%
Age 40 to 49	2.0% - 5.0%	2.0% - 5.0%
Age 50 and above	0.0% - 2.0%	0.0% - 2.0%

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended December 31
2013	$ 453
2014	21
2015	619
2016	254
2017	301
2018 - 2022	2,248
$ 3,896

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

20.             DISCONTINUED OPERATIONS

           The Company entered into an agreement to dispose its 51% equity interest in the SPFO joint venture to a group of investors in exchange for a total cash consideration of RMB18.5 million (approximately $2.9 million), effective upon the directors’ approval on September 7, 2011. The purpose of the disposal is to focus on the Company’s core wire and cable business that are more profitable by divesting its non-core fiber-optics cable, for which the market in China has been very competitive. The share transfer was completed on December 1, 2011, consequently, the Company’s deconsolidated SPFO effective December 1, 2011. The Company recognized $1,962 gain on disposal of a subsidiary in consolidated statement of operations.

SPFO was consolidated prior to its disposal and it met the criteria for reporting as discontinued operations. Therefore, the results of operations of SPFO and the gain of the disposal have been classified as “Income from operations of discontinued SPFO” in the consolidated statement of operations for the year ended December 31, 2011 and prior periods' amounts have been reclassified accordingly.

            Results from discontinued operations related to SPFO for the year ended December 31, 2010 and period from January 1, 2011 to November 30, 2011 are as follows:

	Year ended December 31, 2010	Period ended November 30, 2011

Net sales	$ 22,736	$ 30,210
Cost of sales	(18,072)	(25,111)
Gross profit	4,664	5,099
Selling, general and administrative expenses	(3,545)	(4,809)
Recovery of doubtful accounts	377	68
Income from discontinued operations	1,496	358
Exchange gain, net	-	-
Interest income	110	129
Interest expenses	(1,197)	(1,336)
Other income (expenses)	37	(38)
Income (loss) before income tax	446	(887)
Gain on disposal of SPFO	-	1,962
Income from operations of discontinued SPFO	446	1,075
Income tax	(450)	(229)
Net (loss) income of discontinued operations	$ (4)	$ 846
Net loss attributable to noncontrolling interests	(2)	(547)
Net (loss) income attributable to APWC shareholders	$ (2)	$ 1,393

             The transactions undertaken with related parties are summarized as follows:

	Year ended December 31, 2010	Period ended November 30, 2011

Purchases of goods from Shandong Yanggu	17	317
Sales to Shandong Yanggu	96	536
Sales to SPRC	160	157
Interest expense paid to Shandong Yanggu	63	–
Management fee paid to Shandong Yanggu	–	387

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

21.              SEGMENT FINANCIAL INFORMATION

Description of Products by Segments

In accordance with ASC 280, “Segment Reporting”, the chief operating decision maker has been identified as the chief operating officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. According to the management approach, the Company currently operates in three operating segments: (1) manufacturing of wire and cable products (“Manufactured products”), (2) distribution of copper and cable products manufactured by PEWC and third party suppliers (“Distributed products”) and (3) SDI.

            Measurement of Segment Profit or Loss and Segment Assets

            The Company evaluates performance and allocates resources based on gross profit. The accounting policies of the reportable segments, including transactions entered between reportable segments, are the same as those described in the summary of significant accounting policies.

	Year ended December 31,
	2010	2011	2012

Revenues

Revenues from external customers:
Manufactured products	$ 396,059	$ 429,474	$ 401,023
Distributed products	26,935	25,500	54,797
Supply, delivery and installation of wires and cables	23,600	16,972	6,445
Total revenues from external customers	$ 446,594	$ 471,946	$ 462,265

Intersegment revenues:
Manufactured products	$ 3,143	$ 3,283	$ –
Distributed products	9,898	13,960	12,449
Total intersegment revenues	$ 13,041	$ 17,243	$ 12,449

Total segment revenues	$ 459,635	$ 489,189	$ 474,714

Reconciling item
Elimination of intersegment revenues	(13,041)	(17,243)	(12,449)
Total revenues	$ 446,594	$ 471,946	$ 462,265

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

21.              SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2010	2011	2012
Segment profit
Manufactured products	$ 53,429	$ 42,876	$ 44,665
Distributed products	1,378	2,955	3,361
SDI	242	57	(1,015)
Inventory impairment	1,974	(1,993)	4,804
Total segment profit	$ 57,023	$ 43,895	$ 51,815

Reconciling items
Corporate and other expenses	(28,371)	(42,079)	(32,984)
Exchange gain (loss)	3,041	(1,346)	2,398
Recovery of loss from flooding	–	–	4,762
Gain on liquidation of a subsidiary	–	–	279
Interest income	492	1,409	1,555
Interest expense	(1,364)	(2,217)	(2,195)
Share of net loss of equity investees	(21)	(58)	(21)
Other income	1,032	1,032	1,684
Income from continuing operations before income taxes	$ 31,832	$ 636	$ 27,293

	As of December 31,
	2011	2012
Segment assets
Manufactured products	$ 326,960	$ 362,092
Distributed products	4,369	16,711
SDI	357	257
Total segment assets	$ 331,686	$ 379,060

Reconciling items
Corporate and other assets	1,168	5,910
Investment in equity investee companies	4,435	4,414
Total assets	$ 337,289	$ 389,384

	Year ended December 31,
	2010	2011	2012
Expenditures for additions to long-lived assets
Manufactured products	$ 3,650	$ 8,775	$ 10,922
Distributed products	–	–	–
SDI	–	–	–
Corporate	3	113	15
Total expenditure for additions to long-lived assets	$ 3,653	$ 8,888	$ 10,937

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

21.              SEGMENT FINANCIAL INFORMATION (continued)

	Year ended December 31,
	2010	2011	2012

Depreciation expenses
Manufactured products	$ (6,474)	$ (6,014)	$ (4,918)
Distributed products	–	–	–
SDI	–	–	–
Corporate	(14)	(52)	(57)
Depreciation expenses of continuing operations	$ (6,488)	$ (6,066)	$ (4,975)
Depreciation expenses of discontinued operations	(369)	(396)	–
Total depreciation expenses	(6,857)	(6,462)	(4,975)

Impairment loss of long-lived assets and goodwill
Manufactured products	$ –	$ (8,816)	$ (22)
Distributed products	–	–	–
SDI	–	–	–
Corporate	–	–	–
Total impairment loss	$ –	$ (8,816)	$ (22)

Interest income
Manufactured products	$ 454	$ 1,305	$ 1,421
Distributed products	27	81	65
SDI	11	3	1
Corporate	–	20	68
Total interest income of continuing operations	$ 492	$ 1,409	$ 1,555

Interest expense
Manufactured products	$ (1,203)	$ (2,050)	$ (2,017)
Distributed products	(73)	(88)	(120)
SDI	(39)	(39)	(11)
Corporate	(49)	(40)	(47)
Total interest expense of continuing operations and discontinuing operations	$ (1,364)	$ (2,217)	$ (2,195)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

21.              SEGMENT FINANCIAL INFORMATION (continued)

            There is no sales of 10% or more of the total revenue to a single customer for the year ended 2010, 2011 and 2012.

Geographic Area Data

            Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	Year ended December 31,
	2010	2011	2012

Revenues from external customers
Continuing operations
Thailand	$ 165,191	$ 176,011	$ 167,762
Singapore	70,154	86,474	93,285
Australia	46,288	61,457	64,402
PRC	146,529	138,970	120,763
Vietnam	9,752	5,106	6,366
Southeast Asia	8,680	3,928	7,376
Northeast Asia	–	–	2,311

	$ 446,594	$ 471,946	$ 462,265
Revenue from discontinued operations	$ 22,736	$ 30,210	$ –

Countries in the Southeast Asia region include:

-        - Cambodia, Indonesia, India, Laos, Malaysia and Myanmar

Countries in the Northeast Asia region include:

-            - Japan and South Korea

Long-lived assets by the country of domicile are summarized as follow:

	As of December 31,
	2010	2011	2012
Long-lived assets by area:
Thailand	$ 27,928	$ 19,894	$ 23,360
Singapore	8,987	10,339	10,474
Australia	3,520	6,119	6,035
PRC	12,261	6,500	10,487
Others	8	62	40
Total long-lived assets	$ 52,702	$ 42,914	$ 50,396

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. Dollars, except share data)

22.              SUMMARIZED FINANCIAL INFORMATION OF EQUITY INVESTEES

            The following tables present the summarized financial information of the Company’s principal equity investees, Lox Pac, SPHC, Shandong Huayu and SPRC.

	As of December 31,
	2011	2012
	Unaudited	Unaudited

Current assets	$ 54,968	$ 82,231
Non-current assets	17,961	17,381
Current liabilities	(44,870)	(72,389)
Non-current liabilities	(1,156)	(303)

Total shareholders’ equity	$ 26,903	$ 26,920

	Year ended December 31,
	2010	2011	2012
	Unaudited	Unaudited	Unaudited

Net sales	$44,866	$55,727	$57,467
Gross profit	10,457	13,543	13,207
Net loss	(1,347)	(1,360)	(959)