Form 20-F
period 2013-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2014-05-01
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2013

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

13,819,669 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  Large accelerated Filer ☐ Accelerated filer ☐   Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

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

•     the fact that our Common Shares are traded on a national exchange in the United States;

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

Item 2:       Offer Statistics and Expected Timetable

(Not applicable)

Item 3:       Key Information

3.1     Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2012 and 2013, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with generally accepted accounting principles accepted in the United States (“U.S. GAAP”). As required by First Time Adoption of International Financial Reporting Standards, or IFRS 1, financial results for the year ended December 31, 2012 have been adjusted in accordance with IFRS and differ from the results reported previously.

We applied the accommodation provided by the Securities and Exchange Commission (“SEC”) in respect of first-time application of IFRS and the following information is limited to our selected consolidated financial information as of and for the years ended December 31, 2012 and 2013 only.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5:  Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18:  Financial Statements.”

	For the Year Ended December 31,
	2013	2012
	(in US$ thousands)
Income Statement Data:
Net sales	$ 460,676	$ 462,265
Costs of sales	(408,860)	(411,786)
Gross profit	51,816	50,479
Other operating income	181	5,825
Selling general & administrative expenses	(34,559)	(34,593)
Other operating expenses	(196)	(888)
Operating profit	17,242	20,823
Finance cost	(1,734)	(2,195)
Finance income	1,306	1,322
Share of profit of an associate	(211)	(21)
Gain on disposal of investment	232	—
Gain on liquidation of subsidiaries	—	279
Exchange gain (loss)	(1,245)	2,411
Other income	1,454	1,933
Other expenses	(260)	—
Income from continuing operations before income taxes	16,784	24,552
Income taxes expenses	(5,518)	(7,578)
Net (loss) income	$ 11,266	$ 16,974
Net (loss) income attributable to non-controlling interests	$ 5,419	$ 7,280
Net (loss) income attributable to APWC	5,847	9,694
Basic and diluted (loss) earnings per share(1)	$ 0.42	$ 0.70

(1)    The calculation of the (loss) earnings per share is based on 13,830,751 basic and diluted weighted Common Shares issued and outstanding for the year ended December 31, 2012 and 13,820,200  for the year ended December 31, 2013.

	As of December 31,
	2013	2012
	(in US$ thousands)

Balance Sheet Data:
Cash and cash equivalents	$ 62,509	$ 72,816
Working capital	174,477	181,805
Total assets	364,635	391,751
Total debt	43,521	59,577
Net assets	228,127	237,160
Capital stock	138	138
Total APWC shareholders’ equity	157,248	163,102

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2013.  The respective Noon Buying Rates on December 31, 2013 were US$ 1.00 = Bt 32.68; S$ 1.262; RMB 6.054; and A$1.120.  The respective Noon Buying Rates on April 11, 2014, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 32.36; S$ 1.23; RMB 6.211 and A$ 1.063.  No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)

2009	33.33	34.30	36.25	33.10
2010	30.16	31.66	33.18	29.49
2011	31.51	30.46	31.76	29.68
2012	30.59	30.99	31.87	30.29
2013	32.68	30.85	32.85	28.60

(1)    Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2013	31.44	30.98
November 2013	32.15	31.22
December 2013	32.85	32.01
January 2014	33.08	32.72
February 2014	32.91	32.32
March 2014	32.58	32.10

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

	At Period End	Average(1)	High	Low
	(S$ per $1.00)

2009	1.404	1.452	1.557	1.380
2010	1.289	1.359	1.423	1.282
2011	1.295	1.260	1.314	1.202
2012	1.221	1.245	1.294	1.216
2013	1.262	1.253	1.283	1.220

(1)         Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2013	1.252	1.236
November 2013	1.255	1.242
December 2013	1.269	1.249
January 2014	1.279	1.265
February 2014	1.276	1.260
March 2014	1.277	1.258

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System.  Federal Reserve Statistical Release H.10(512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

China

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies, including the conversion rate limitations on capital transfers and through restrictions on foreign trade and other regulatory impediments to the free transferability of capital.  The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Renminbi.  No representation is made that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)

2009	6.826	6.830	6.847	6.818
2010	6.600	6.760	6.833	6.600
2011	6.294	6.460	6.636	6.294
2012	6.230	6.299	6.338	6.222
2013	6.054	6.141	6.244	6.054

(1)         Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2013	6.121	6.082
November 2013	6.099	6.090
December 2013	6.093	6.054
January 2014	6.060	6.040
February 2014	6.145	6.059
March 2014	6.227	6.118

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)

2009	1.114	1.252	1.587	1.067
2010	0.988	1.087	1.224	0.985
2011	0.976	0.968	1.058	0.907
2012	0.962	0.964	1.032	0.925
2013	1.120	1.048	1.129	0.945

(1)         Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2013	1.068	1.030
November 2013	1.102	1.051
December 2013	1.129	1.093
January 2014	1.147	1.105
February 2014	1.139	1.106
March 2014	1.120	1.080

Sources:  Federal Reserve Bulletin, Board of Governors of the Federal Reserve System.  Federal Reserve Statistical Release H.10 (512), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

3.3     Risk Factors

You should carefully consider the following risks before you decide to buy our Common Shares.  If any one of these risks or uncertainties were to occur, our business, financial condition, results and performance could be seriously harmed and/or the price of our Common Shares might significantly decrease.  The risks and uncertainties described in this Annual Report on Form 20-F are not the only ones facing us.  Additional risks and uncertainties that currently are not known to us or that we currently believe are immaterial also may adversely affect our businesses, results of operations, condition (financial or otherwise) and the value of any investment in our Common Shares.

3.3.1     Risks Related to PCAOB Inspection

Our auditor, Ernst & Young, is headquartered in Taiwan (“E&Y Taiwan”).  Taiwan permits independent registered public accounting firms to be subject to inspection by the Public Company Accounting Oversight Board of the Unites States (“PCAOB”) to assess the auditor’s compliance with applicable PCAOB professional standards. However, the audit component team for the China operations of the Company is composed of the affiliated firm of E&Y Taiwan in China ("E&Y China").  E&Y China, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by PCAOB.  Therefore, investors may be deprived of the benefits arising from PCAOB inspections of the audit conducted by E&Y China of the Company’s China operations.

3.3.2     Risks Related to the Continuing Impacts of the Global Economic and Financial Crisis

Following the global financial and economic crises of 2008, the U.S. Federal Reserve Bank (the “U.S. Fed”) and the central banks of most of the leading industrialized nations lowered their short-term interest rates to near zero in an effort to stimulate borrowing and increase economic activity.  The U.S. Fed and certain other of those central banks also undertook a series of government bond repurchase programs to enhance market liquidity and to maintain a very low interest rate environment. Recently, the U.S. Fed and certain other central banks have curtailed their bond repurchase programs and indicated that one or more increases in short-term borrowing rates will likely be implemented by 2015.  An increase in U.S dollar borrowing costs could adversely affect our business. In the four Asian markets where we have operating plants (Thailand, China, Singapore and Australia). Our financial statements for our operating subsidiaries in those markets are reported and denominated in local currency and when translated into US dollar, our reporting currency, these operating subsidiaries will suffer a decrease in reported revenue and operating profits due to foreign currency translation.  Moreover, our copper purchases are based on US dollar quotations, which means the operating subsidiaries would have to pay more in local currency in order to meet their trade payable obligations.

Price Volatility for our Principal Raw Material

A comparison of copper prices on the London Metals Exchange (the “LME”), between year-end 2012 and year-end 2013 shows that the average price for copper fell from $7,950 per metric ton to $7,326 per metric ton by year-end 2013, representing an 7.8% price decline.  The effect of that decrease has impacted the Company’s ability to improve its overall financial performance, particularly since February 2012.  The decrease in the average LME copper price over 2013 was the principal contributing factor to the drop in 2013 of our ASP (average selling price) compared with 2012.

Copper prices on the LME dropped during the course of the year 2013 to lower than $7,500 per ton. Consistent with industry practice, customers would expect that the selling prices of our products, particularly of copper based wires, would therefore be lower than our product prices at the end of 2012.  The decrease in copper prices and other commodity prices also resulted in a decreased turnover for the entire year, as customers delayed placing orders with the Company or reduced the quantity of such orders in anticipation of a possible further reduction in copper prices.  A further decrease in copper prices would likely have an adverse effect on the revenues of the Company.

The Company is unable to determine the precise impact of the volatility of copper prices, and the fragile state of the global recovery, on its operations and cash flow, since its operating results are also affected by factors that are, or may be, unrelated to the economic turmoil, such as the completion of routine purchase cycles by customers and the completion, expansion or contraction of large infrastructure projects.  However, the Company is of the opinion that the falling copper prices have negatively affected the Company’s operations and cash flow.  The Company believes that any efforts to forecast likely future performance with any degree of specificity would be fraught with uncertainty.  Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.

3.3.3     Risks Related to the Common Shares and the Company

Consolidation of Charoong Thai Group Accounts

As of December 31, 2013, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”), a decrease from the Company’s initial ownership percentage which was attributable to the exercise of warrants or conversion of convertible securities by third parties.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai.  In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for consolidated treatment.  If that were the case, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method.  In such an event, the Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

Potential Illiquidity of Common Shares

Approximately 75.5% of our Common Shares are either unregistered securities or registered securities held by affiliates (or were repurchased by the Company), which are subject to restrictions on trading.  Accordingly, approximately 75.5% of our Common Shares are not fully liquid investments.  APWC has been listed on NASDAQ since April 2011, the volume of trading in our Common Shares has picked up fractionally.  However, the value of our Common Shares may be impacted negatively by their relative illiquidity when compared to the publicly-traded shares of many other issuers.

Control of the Company Rests with Majority Shareholder; Controlled Company Exemption; Risks Related to PEWC

As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, has sufficient votes to control the outcome of any matters presented for a shareholder vote, including the election of the members of the Board of Directors, PEWC may vote its shares in the Company in the manner that it sees fit.  In addition, subject to compliance with applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent that it is:  (i) prohibited from engaging in conduct oppressive to non-controlling interests under applicable law and (ii) required to comply with the terms of the Amended and Restated Shareholders’ Agreement dated March 27, 2009 among the Company, PEWC and MSD Credit Opportunity Master Fund, L.P. (“COF”) (as the assignee of SOF Investments, L.P. (“SOF”) effective July 2011), a Delaware limited partnership which owns beneficially approximately 9.8% of the issued and outstanding Common Shares (the “Amended and Restated Shareholders Agreement”).

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

Limited Trading Volume

Although our Common Shares are traded on the NASDAQ Global Markets tier, trading in, and demand for, our Common Shares has been limited. As a consequence, shareholders may find that their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market.  Thinly-traded equity can be more volatile than equity securities traded in an active trading market.  The high and low daily closing prices for our Common Shares during the past 24 months (March 2012 – March 2014) have been $4.34 and $2.55, respectively.  In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) under the Securities Exchange Act of 1934.

Based on the Company’s evaluation under the applicable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992, our management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”), concluded that there was not any material weakness in the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2013. However, in certain prior years, such as the year ended December 31, 2012, management of the Company, including its CEO and CFO, did conclude that there then existed one or more material weaknesses. The Company cannot be certain that those remedied material weaknesses will not re-occur or that new material weaknesses will not take place in the future.

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

Some of the above-described deficiencies, the material weakness and the conclusion by our CEO and our CFO that the Company’s internal controls over financial reporting were ineffective as of December 31, 2012 were disclosed also in the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Annual Report”).  Other deficiencies noted in our 2012 Annual Report were corrected by management and the Company subsequent to December 31, 2012. (See---Item 15 for a discussion of remedial measures undertaken by the Company).

Reporting of Financial Results

The Company is currently compliant with its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a foreign private issuer, the Company is not required by the rules of the Commission to provide financial results on a quarterly or semi-annual basis.  In addition, Bermuda law does not require the Company to provide interim financial information to its shareholders, whether on a quarterly or semi-annual basis.  As such, investors may not have the same access to financial information of the Company as they customarily receive in the case of a domestic issuer disclosing quarterly results on a Form 10-Q.  Under the NASDAQ rules; however, listed issuers are required to report semi-annual unaudited financial results, which the Company has been doing since its listing on NASDAQ.

Potential Conflict of Certain Officers and Directors

In March 2011, the Company appointed a third independent director as required by NASDAQ.  Other than our three independent directors, all of the members of the Board of Directors are also directors or officers or otherwise affiliated with PEWC, the majority shareholder.  Certain of our officers are also affiliated with PEWC.  In each case, they may be subject to potential conflicts of interest.  In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and in the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement (discussed in section 10.3).  In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs.  Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

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

Obligations under the Amended and Restated Shareholders Agreement

Pursuant to the original shareholders agreement dated June 28, 2007 (the “Shareholders Agreement”), the Company granted to SOF certain rights and protections (now held by COF, as successor-in-interest to SOF, as explained below).  Under the Shareholders Agreement, the Company agreed to indemnify SOF and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”), as such terms are interpreted and defined under IRS rules and regulations.  The Company has determined that it was not a CFC or PFIC at any time during the 2013 fiscal year and does not believe that it is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.

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

Requirement to Maintain Effectiveness of the Registration Statement and to List on a National Securities Exchange; Effect of the Put of the COF Shares to PEWC

Under the Amended and Restated Shareholders Agreement, COF has retained the right to sell its remaining Common Shares (the “COF Shares”) to PEWC if the Company does not achieve a listing on a national Securities Market within the time frame provided in the agreement or the Company fails to maintain a listing on a national Securities Market after it has been attained.  The Company’s Common Shares are currently listed on the NASDAQ Global Markets tier. In addition, the Company has agreed to maintain the effectiveness of the registration statement on Form F-3, for the benefit of COF, and if the Company fails to do so for any period of thirty (30) consecutive trading days or an aggregate of sixty (60) trading days during any twelve month period, then COF may, subject to compliance with notice and other procedural requirements, exercise a right to sell its remaining Common Shares to PEWC.  At all times, the Company must exercise its reasonable best efforts to comply with its covenants under the Amended and Restated Shareholders Agreement.  Otherwise, the Company could be subject to a damages claim by COF.

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

3.3.4     Risks Relating to Our Business

Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales.  We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase, or the first five days of the current average copper price.  The price of copper is affected by numerous factors beyond our control, including international economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates.  As with other costs of production, changes in the price of copper may affect the Company’s cost of sales.  Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices.  Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered.  In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business.  These inventories typically reflect the cost of copper prevailing in the market at the time of purchase.  A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost.  Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility.  Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur.

Risks related to our Customer Base and our Geographic Markets

Our sales of manufactured and distributed products are made primarily to customers that use our products as components in their own products or in construction or infrastructure projects in which they participate.  The volume of our sales is significantly correlated with overall economic conditions in the markets in which we compete, including how much our customers invest in their own product manufacturing or project development.  Increases or decreases in economic activity and investment in the markets where we operate generally will result in higher or lower sales volume and higher or lower net income for the Company.

Risks relating to Force Majeure Events

Operations and other business conducted at our plants and other facilities are at risk to acts of god consisting of uncontrollable natural and climatic events (often referred to as force majeure events), such as the 2011 flooding in much of Thailand that severely disrupted our manufacturing operations at the Siam Pacific Electric Wire and Cable Ltd. (“Siam Pacific”) plant, a subsidiary 100% controlled by Charoong Thai.  The flooding affected much of our Thai operations and forced the suspension of operations of Siam Pacific for a period of five months resulting in 20% reduction in product sales in 2011.  The adverse impact of the flooding carried over into 2012.  Since then in Thailand the insurance coverage includes fire and theft, but does not include flood nor losses due to business interruption.

Risks Relating to North Asia Region

Economic Reform Measures in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC government has gradually moved away from a planned economic model and implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy.  When General Secretary Xi Jinping took office in December 2012, the government decreased its focus on export-oriented activities and placed greater emphasis on building up rural areas in China, including integrating a number of primitive, largely inaccessible agricultural areas into the national economy.  However, many of the reforms are unprecedented and may be subject to revision, modification or termination based on the outcomes of the reform efforts and other considerations, including their impact on societal stability.  There is no sufficient administrative or judicial precedent to permit the Company to determine with any degree of certainty how the reforms will impact our business in China.

Any Decrease in Real Estate Development and Construction Activities in China May Affect the Company’s Operations or Financial Condition

Our wire and cable products are manufactured and sold in China and are used in the commercial and residential real estate industry and in infrastructure development.  Therefore, the demand for our wire and cable products is affected by the pace of modernization and the growth of the real estate industry in China, which could in turn be affected by a number of factors, such as the level of governmental investment in infrastructure development, the strength of the commercial and residential real estate markets, the level of disposable income, consumer confidence, unemployment rate, interest rates, credit availability and volatility in the stock markets.

To dampen an over-heated real estate market, the PRC government implemented a series of measures in the real estate market.  Beginning in 2011, the PRC government began to curtail real estate credit and the credit curtailment policy remains ongoing for the present. The real estate market in China may also be negatively affected by the reform of real estate tax system in respect of levying real estate tax on individually owned real estate which is not used for a business purpose, which has already been implemented by certain local government authorities and may be expanded nationwide sometime in the future.

Any decrease in commercial and residential real estate development and construction activities would certainly affect the demand for our manufactured products and may affect the Company’s results of operations or financial condition.

The PRC Legal System May Limit the Company’s Remedies

The PRC legal system is a civil law system based on written statutes.  Prior court decisions may be cited for reference but have limited precedential value.  Since the late 1970s, the PRC central government has promulgated a large volume of laws and regulations governing economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  In particular, since reforms first introduced in 1979, the PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investment in China.  Foreign investment laws and regulations in China are evolving and the interpretations of many laws, regulations and rules are not always uniform.  Accordingly, enforcement of these laws, regulations and rules involves uncertainties, which may limit the remedies available to us in the event of any claims or disputes with third parties.  In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention.  As the PRC legal system continues to evolve, we cannot predict future developments in the PRC legal system, including promulgation of new laws, changes to existing laws or the interpretation and enforcement thereof.

Governmental Control over the Convertibility of Currency May Restrict the Payment of Dividends

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and in certain cases, the remittance of currency out of China.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements.  However, approval from SAFE or its local branch is required where foreign currency is remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies unless SAFE has pre-approved the amortization schedule of the foreign currency loan in question.  The PRC government may also in its discretion put restrictions on access in the future to foreign currencies for current account transactions.

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

Our PRC subsidiaries are subject to the PRC laws and regulations on currency conversion.  The ability of our PRC subsidiaries to pay dividends or make other distributions to their shareholders may be restricted by these PRC foreign exchange control restrictions.  We cannot determine whether the relevant regulations might be amended such that the ability of our PRC subsidiaries to distribute dividends to their shareholders might be adversely affected.

PRC Regulations of Loans to and Direct Investment in PRC Entities by Offshore Holding Companies may delay or prevent us from making Loans or additional Capital Contributions to our PRC Subsidiaries, which could adversely affect our ability to fund and expand our business

We conduct substantial business operations in China.  We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.  Loans by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  Such loans to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE.  The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested enterprise.  We may also decide to finance our PRC subsidiaries by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.

On August 29, 2008, the SAFE promulgated SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used.  This notice requires that the Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested enterprise only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope.  In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested enterprise.  The use of such Renminbi capital may not be changed without SAFE’s approval and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the Company’s approved business scope.  As a result, SAFE Circular No. 142 may impose an additional layer of bureaucratic compliance and could, under certain circumstances, limit our ability to transfer the proceeds from our non-RMB denominated borrowing arrangements outside of the PRC to our PRC subsidiaries, which may, absent the requisite approvals from SAFE, adversely affect the continued growth of our business.

Furthermore, the SAFE promulgated a SAFE Circular No. 45 on November 9, 2011, which, among other things, restricted a foreign-invested enterprise from using the Renminbi capital converted from its registered capital to provide entrusted loans or repay loans between non-financial companies.  Violations of these circulars may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulation.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries and conversion of such loans or capital contributions into Renminbi.  If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Political or Social Instability in the PRC May Adversely Affect the Company’s Operations or Financial Condition

Political or social instability in China could also adversely affect our business operations or financial condition.  In addition, adverse public health epidemics or pandemics in China could not only interfere with our ability to operate our PRC subsidiaries, but could also affect the country’s overall economic growth, which could in turn affect the sales of our products in China.  Growing environmental awareness and concern over the deterioration of the quality of the environment in China, including air and water quality, could dampen domestic industrial growth and reduce foreign investor interest in PRC investment.  In addition, as our corporate headquarters are located in Taipei, any escalation in political tensions between the PRC and the government of Taiwan could impact adversely our ability to manage our Chinese operations efficiently or without third party interference.

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

PRC Power Shortages and Lack of Insurance May Adversely Affect the Company’s Operations or Financial Condition

We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China.  Certain parts of China have been subject to power shortages in recent years.  We have experienced a number of power shortages at our production facilities in China to date, particularly in Shenzhen where numerous clusters of factories are situated.  We are sometimes given advance notice of power shortages, but often power shortages or outages occur unexpectedly for various period of time.  We currently have a backup power system at certain of our production facilities in China.  However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice thereof.  Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.

The insurance industry in China is still at an early stage of development and foreign insurance companies are permitted to operate only in a certain large cities.  PRC insurance companies do not offer extensive business insurance products.  As a result, we have limited business liability and disruption insurance coverage for our operations in China.  Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources, which could have a material adverse effect on our business and operations.

PRC Tax Treatments May Affect the Company’s Operations or Financial Condition

On March 16, 2007, the National People’s Congress of the PRC, passed the new PRC Enterprise Income Tax Law (the “New EIT Law”).  Under the New EIT Law, effective January 1, 2008, China adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the then current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises.  However, there is a transition period for enterprises, whether foreign-invested or domestic, that were receiving preferential tax treatments granted by relevant tax authorities at the time the New EIT Law became effective.  The transition period granting a continued preferential tax treatment is expired and our operations in China are subject to the 25% uniform tax rate.  In the beginning of 2012, the Chinese government announced that it was contemplating a conversion of its sales tax system into a value added tax system (“VAT”).  While a change to a VAT system would help alleviate sales taxes to some extent, the details of the proposed changes are still unknown to industries and trading enterprises.  Accordingly, the Company cannot say what impact, if any, a conversion to a VAT system of taxation might have on the Company’s financial results.

Dividends Payable by Our PRC Subsidiaries to Their Respective Offshore Investors May Be Subject to PRC Withholding Taxes

Under the New EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.  Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax.  Bermuda, where APWC, the direct investor of our certain PRC subsidiaries, is incorporated, does not have such a tax treaty with China.  Hong Kong, where Crown Century Holdings Limited (“CCH HK”), the sole investor of Pacific Electric Wire and Cable (Shenzhen) (“PEWS”), is incorporated, has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends.  If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to their respective offshore investors in the future, such payments will be subject to withholding tax.

Labor Law Legislation in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC Labor Contract Law became effective on January 1, 2008 and was amended on December 28, 2012.  It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn.  Under the new law, downsizing by 10% or more (or more than 20 persons) may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Any of the Company’s staff employed to work exclusively within the PRC are covered by the new law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed.  Accordingly, if the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this new law can be expected to exacerbate the adverse effect of the economic environment on the Company’s results of operations and financial condition.  Additionally, this law has affected labor costs of our customers which could result in a decrease in such customers’ production and a corresponding decrease in their purchase of our products.

Exposure to Foreign Exchange Risks

Fluctuations in foreign exchange rates influence our results of operations.  Our principal operations are located in the three geographic regions that have now been designated as our revised business segments; namely, the North Asia region, the Thailand region and the Rest of the World (“ROW”) region.  See---section 4.1.1---Certain Recent Events.  A substantial portion of our aggregate revenues is denominated in the following currencies:  Baht, Australian dollars, Singapore dollars or Renminbi.  Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of our future capital expenditures are expected to be in U.S. dollars.  We require a significant amount of U.S. dollars for our ongoing equipment upgrade and maintenance programs.  Any devaluation of any of the Baht, the Australian dollar, the Singapore dollar or the Renminbi against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of our foreign currency denominated expenses and liabilities and would have an adverse impact on our operations.

Although our reporting currency is U.S. dollars, the functional currency of our Thai region, which accounted for 38% of our sales in 2013, is the Thai Baht.  The functional currencies of our ROW regions, which accounted for 36% of sales in 2013, are the Australia dollar and the Singapore dollar.  The functional currencies for our North Asia operations, which, in total accounted for 26% of our sales in 2013, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”, equity investee with 25% equity owned by APWC, accounting under equity method for consolidation purpose), and Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), their functional currency is Renminbi, while for CCH HK and PEWS their functional currency is U.S. dollars.  Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts for the reporting purposes.  Such translation of the functional currency accounts is recognized as other comprehensive income in the shareholders’ equity.  Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

Competition

The wire and cable industry in the Asia Pacific region is highly competitive.  Our competitors include a large number of independent domestic and foreign suppliers.  Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do.  We and other wire and cable producers compete primarily on the basis of product quality and performance, reliability of supply, customer service and price.  To the extent that one or more of our competitors are more successful with respect to the primary competitive factors, our business could be adversely affected.

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

Indebtedness

As of December 31, 2013, the Company had a total of $270.0  million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 17 banks in the various regions/territories in which we operate.  Out of total available credit, $171.7  million was unused and available for borrowing.  The Company, collectively and on an individual basis is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged.  The weighted average borrowing rate, for all the outstanding loans combined, was 3.68% for 2013, which runs, at this point in time, slightly higher than like-kind borrowing rates that might be available to us in the marketplace, i.e., three month LIBOR (data of April 17, 2014) of 0.23% plus 2.5%.

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

Risks Relating to Thailand Region

A substantial portion of our Thai operations, which accounted for approximately 38% of our total net sales in 2013, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy.  With the political tension remaining high in Thailand, the  continuing political uncertainty and the risk of further social unrest tends to lessen the attractiveness of the local market for foreign investment, and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market.

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

Alternative Transmission Technologies

Our fiber optic and copper-based telecommunications business is subject to competition from other transmission technologies, principally wireless-based technologies.  Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses and minimally in the access cable business.  In November 2011 we sold our entire 51% equity interest in SPFO to a group of buyers in China for a cash consideration of $2.9 million, due to its low profit margin generation and fierce competition in the local fiber optic cable market.  In January 2013 we completely disposed of another 49% ownership joint venture in Shangdong China:  Shangdong Huayu Pacific Fiber Optics, thus we entirely pulled out of the fiber optics business in China.  Wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications.  In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited.  While these technologies do present significant competition in the markets in which we conduct or plan to conduct business, the Company believes that demand for its fixed wire products will remain strong.  However, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

International Business Risks

We are subject to risks specific to our international business operations, including:  the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as the severe weather and climatic events that caused the 2011 floods in Thailand; the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; risks related to changes in governmental or private sector policies and priorities with respect to infrastructure investment and development; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.  Although we have not experienced any serious harm, except for the flooding situation in Thailand in 2011, in connection with our international operations, we cannot assure you that such problems will not rise in the future.

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

The Company is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia.  The Company manufactures and distributes its own wire and cable products (“Manufactured Products”) and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, PEWC, and other third party suppliers.  The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers.

Principal Capital Expenditures

Total purchases of property, plant and equipment amounted to $11 million in 2012 and $9.5 million in 2013, mostly for newly purchased production machinery and equipment for the CTW group in Thailand and for Ningbo Pacific Cable Co., Ltd. (“NPC” or “Ningbo”) in Ningbo, China.  The addition of a new plant at Shenzhen for the Chinese domestic market also accounted for a portion of our 2013 capital expenditures.

4.1.1     Certain Recent Events

In 2012, the Company determined to convert its financial accounting principles from US GAAP to IFRS.  The Company made this change to align the accounting principles used at its public holding company level with those employed for some years by its principal operating subsidiaries and because of the increasing acceptance and usage of IFRS by foreign private issuers.  Accordingly, the financial data contained in this report for the fiscal years ended December 31, 2013 and 2012 are reported in accordance with IFRS.

As part of the Company’s evaluation of its financial reporting, the Company examined its historical business reporting segments, consisting of manufactured products, distribution and SDI project engineering.  The Company noted that in some years manufactured products represented 90% or more of total revenues, that SDI project engineering to date has been limited to the Singapore market and that distribution has traditionally been viewed as an ancillary component of the Company’s overall business plan.  After careful deliberation, management decided to reorganize the Company’s business segments along regional lines, which it believes better reflects the organizational structure, deployment of its assets, cost allocations and information gathering and reporting of the consolidated group.  In addition, in 2013 the Company appointed Mr. William Gong Wei as it chief operating officer and Mr. Gong Wei undertook, at the Company’s request, a reorganization of the lines of reporting among the Company’s operating subsidiaries to reflect the determination of management to emphasize regional reporting.

The Company now has three operating segments, consisting of the North Asia Region, the Thailand Region and the Rest of the World (“ROW”) Region.

Each segment engages in business activities generating revenues and incurring expenses.  Each segment generates a management report which contains its own financial information and submits to the Company’s chief operating decision maker (“CODM”) for review on a monthly basis.  The Company’s Chief Operating Officer (“COO”) is the one who reviews all the management reports provided by each segment, makes the decisions on how the resources are to be allocated and assesses the operating performances based on the reports.  Each reporting segment has a segment manager who is in charge of the business operations in such region and regularly contacts Company’s COO to discuss operational-related matters.

In 2012, the Company commenced a Rule 10b5-1 purchase plan (the “Share Buy-back Plan”), to be executed in accordance with Rule 10b-18 under the Exchange Act, for the purchase by the Company of Common Shares up to a value of Two Million Dollars (US$ 2,000,000).  Under that plan, the Company re-purchased a total of 9,300 Common Shares at an average purchase price of $3.38 per share, with the most recent purchase under the Share Buy-back Plan having been made on January 10, 2013.  On April 25, 2013 the Company announced the suspension of the Share Buy-back Plan, as the Board of Directors had determined to review the terms of that plan in light of the recent trading price of the Common Shares on the NASDAQ Capital Markets tier and changes in general market conditions, among other factors, including the pending announcement of 2012 results.

On April 19, 2013, the Board reviewed and approved the 2012 financial statements and the accompanying Form 20-F to be filed with SEC.  The Board also approved the appointments of Deputy Chief Executive Officer – Mr. David Sun, Chief Operating Officer – Mr. William Gong, Deputy Chief Financial Officer – Mr. Ivan Hsia, and Deputy Chief Operating Officer – Mr. Cody Wu, taking effect April 1, 2013.  In addition, the Board passed the resolution to temporarily suspend the stock buy-back program until such time as it would deem fit to resume the program, and to file a Form 6-K with the SEC attaching the press release announcing the suspension.

On September 26, 2013, the Board approved the appointment of Mr. Ivan Hsia to the position of Chief Financial Officer, replacing Mr. Frank Tseng due to his personal reasons.  The Board also reviewed and approved the APWC half year financial results.  In this meeting the Board passed a proposal for a capital infusion of US$ 2.5 million into Shanghai Yayang.  Lastly, the Board delegated all procedural matters relating to the 2013 Annual General Meeting of Shareholders (the “AGM”) to Mr. Tony Yuan, CEO, and Mr. Ivan Hsia, the CFO.

On December 20, 2012, the Board approved an early repayment of the Bangkok Bank loan at $14 million and the loan was fully paid off in March 2013.

Effective February 15, 2013, the Common Shares of the Company were elevated by NASDAQ to trade on the Global Markets tier.

4.1.2     Managing Our Business in Current Market Conditions

In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis.  The days of sales outstanding in 2013 was 98 days compared to 91 days in 2012.  The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs.  The Company has also reduced its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies.  The Company has focused also on reducing operating costs where practicable.  We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity and maintain a strong cash position.  As of December 31, 2013, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $171.7  million, a decrease of $55.4  million from that date one year prior.  We believe that available and unused amounts of credit are sufficient to support our current working capital needs.  The total bank loans and trust receipts outstanding as of December 31, 2013 were $16.1  million lower than that as of December 31, 2012.  Trust receipts represent debt incurred by the Company for goods then in its possession.

4.1.3     Recent Business Trends

APWC experienced a 0.3% reduction in overall 2013 revenues against revenue of 2012, but enjoyed an increase in gross profit by 2.6% against that of 2012.  Operating profit was down from $20.8 million in 2012 to $17.2 million in 2013, due primarily to the insurance proceeds from flood losses of Siam Pacific in 2012.  The gross margin improvement in 2013 can be attributed primarily to higher margin on power cables.  The Company's gross margin yielded an earnings per share of $0.42  in 2013, compared to earnings per share of $0.70  in 2012.

4.2    Business Overview

The Company is a holding company that operates its business through operating subsidiaries and joint ventures, principally located in Thailand, China, Singapore and Australia.

The following chart shows the organizational structure of the Company as of December 31, 2013 and its principal operating subsidiaries, including joint venture ownerships, and the percentage of ownership interest and voting power in each case.  The location of the headquarters of each company is indicated in parentheses under the company’s name (“S” for Singapore, “T” for Thailand, “A” for Australia and “C” for China or Hong Kong).

Thailand region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Pacific Optics”)

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”).  It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable.  It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services.  Charoong Thai was established in Thailand in 1967 as a limited public company.  As of December 31, 2013, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai.  The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees.  In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted. In May 2013, rather than producing premium products, a new subsidiary – DD was formed by Charoong Thai aiming at producing cable products that were just on par with national standards.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc (“Ital-Thai”), a third party, which at the time was the largest diversified construction company in Thailand, principally engaging in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand.  Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand.  Siam Pacific is now a 100%-owned subsidiary of Charoong Thai and it focuses on the manufacture of telecommunications cable, and enameled wire for the domestic Thailand market.  As we have reported previously, the Siam Pacific operation suffered significant flooding damage in September and October of 2011 but with support from affiliated companies in Taiwan and in China, Siam Pacific resumed full operations during the course of 2012. During 2013, Siam Pacific conducted its operations without any material disruptions.

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

North Asia Region

During 2013, the Company’s China operations were conducted through six business entities – Shanghai Yayang, CCH HK, PEWS, Ningbo, SPRC (equity investee) and PEWC Hong Kong.  The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a joint venture in Shanghai incorporated in June 1998 to manufacture enameled wires.  The Company’s effective holding in Shanghai Yayang is 66.35%.  Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including to local and Taiwanese based end-users.  The board consist of six directors, each of whom are either members of management of Shanghai Yayang who are expatriated from Taiwan or Thai representatives, also expatriated or designated by APWC or PEWC.

The Company owns 100% of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWS.  PEWS manufactures enameled wires for electric, video and audio products primarily for export and with a small portion sold domestically.  A new subsidiary - PEWC Hong Kong was created by CCH in August 2013 for the purpose of becoming the trading arm for PEWS, replacing Epan Industries Pte Ltd. (“Epan”) in Singapore, an indirect, wholly-owned subsidiary of APWC, which originally acted as the distributor for PEWS products.  The Company believes that PEWS is one of the major manufacturers of enameled wire products in the southern Chinese market.

Throughout 2013, the Company engaged in the development of new, and the refurbishment of existing, manufacturing facilities and operations located in Ningbo, China.  After ceasing operations at Ningbo in 2006, the Company maintained its interests in land and certain plant and equipment located at the Ningbo site.  APWC also bought out the interest of its joint venture partner and now owns 100% of the property, plant and equipment at Ningbo.

The Company holds a 25.0% interest in SPRC, which manufactures rubber cable for the China market.  The remaining 75% is owned by Shandong Yanggu Wire & Cable Corp. Ltd. (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the major cable producers in China.

The Company held a 49% interest in a joint venture called Shandong Huayu Pacific Fiber Optics Communication, Co., Ltd., which engages in the manufacture of optic fibers.  In January 2013, the Company completed the sale of its 49% interest in SHP to its joint venture partner, Shandong Pacific Fiber Optics Cable Co. Ltd., which acquired 100% of SHP as of the closing of that sale.  Due to a severe downturn in the market for fiber optic cable after the SHP joint venture was established, the plant intended to be constructed for manufacturing fiber optic cable was not completed and a production date for commencing operations had not been determined.  The Company received RMB 9.5 million for its 49% interest in SHP, which yielded a gain for the Company of over $0.2 million.  The management considered disposing of its interest in SHP for some time because this equity investee has been in a loss position for several years and because fiber optic cable in Shandong Province is not an element of the Company’s core business plan.

Rest of the World (“ROW”) Region

The Company’s ROW Region currently includes its Singapore and Australian operations.

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

Sigma Cable also has project engineering operations in Singapore to supply, deliver and install primarily medium and high voltage cable to power transmission projects.  While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary.  The Company anticipates that there will be modest demand for medium and high voltage power cable projects sponsored by the Singapore government in the fairly near future.

The Company also holds a 100% interest in Sigma Epan Industries, Pte. Ltd. (“Sigma-Epan”), with its headquarters and limited trading operations in Singapore.  Prior to ceasing manufacturing operations in May of 2007, Sigma Epan manufactured specialty cables and assembled cable harnesses for the electronics, computer, building automation, audio and communication industries.  Sigma Epan continues to trade specialty electronic and other types of cables.

Australia

The Company’s business in Australia is conducted by Australia Pacific Electric Cable Pty. Ltd. (“APEC”).  The Company went through group restructurings in March 2010 and in June 2012. CCH HK, in total, acquired 64.79% of the shares of APEC from Sigma Cable.  The Company’s effective interest in APEC is now 99.4%.  APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia.  APEC produces a range of power cables supplemented by imports from overseas sister companies.  APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major cities of Brisbane, Sydney, Melbourne and Perth.

4.2.1     Products and Services

The Company engages in three principal business lines consisting of the manufacture of wire and cable products, the distribution of certain wire and cable products manufactured by PEWC, as well as some third party products, and the provision of project engineering services to certain of its customers.  The Company manufactures and sells a wide variety of wire and cable products primarily in four general categories:  telecommunications cable, power transmission cable, enameled wire, and electronic wire.  The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments.  The Company’s enameled wire is used in the manufacturing of components and sub-components of a number of household appliances and various small machinery.  The electronic wire products, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries.  In addition, the Company acts as a distributor of wire and cable products in Singapore manufactured by PEWC and other third party suppliers.  The Company also offers SDI (Supply, Deliver and Install) project engineering services of medium and high voltage cable for power transmission projects in Singapore.

Distribution Products

The Company has a sales and marketing force for the distribution of its Manufactured Products in the markets where it has manufacturing facilities and in certain other Asian markets.  In addition, the Company is a distributor of wire and cable products manufactured by PEWC and other third party suppliers.  The leading PEWC products sold by the Company are medium and high voltage power cable (with capacities ranging from 3.3 kilovolts to 69 kilovolts), with the vast majority of such sales made in Singapore.  The PEWC products sold by the Company do not compete with the Company’s Manufactured Products.  In addition, from time to time, certain subsidiaries also sell distributed products from other suppliers in Thailand and Australia.

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

Electronic Wire

The Company produces electronic wire with its major production facilities in Ningbo, China. The electronic wire is predominately used for heat resistant applications in consumer electronics and in the automotive industry. The factory concluded production testing in 2013 and is currently locating potential buyers.

4.2.3     Raw Materials

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

The Company purchases copper in the form of rods and cathodes.  Copper cathodes are thin sheets of copper purified from copper ore.  Copper purchased by the Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes, for a processing fee equal to approximately 3.5% (based on the Company’s past experience) of the copper cathode purchase price.  The Company presently utilizes the services of Thai Metal Processing Co., Ltd. to process its copper cathodes into copper rods in Thailand, although the Company has a variety of processing companies from which it may obtain these services.  Construction of a copper processing facility could also be an additional source of revenues and profit, to the extent that sales are made to unaffiliated parties.  However, the Company does not have any present plans to establish or acquire a copper processing facility.  Copper rods are drawn into copper wire for the production of telecommunications cable, power cable and enameled wire.

The Company has historically purchased a substantial portion of its copper rods from PEWC.  Under the Composite Services Agreement between the Company and PEWC, PEWC agreed to supply to the Company on a priority basis its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities.  PEWC continues to be a leading supplier of copper rods to the Company’s operations.  Under the Company’s copper rod supply arrangements, orders are typically placed between eight to ten weeks before the desired delivery date, with prices “pegged” to the average spot price of copper on the LME for the one month prior to delivery plus a premium.

The Company purchases both copper cathodes which are subjected to a 1.0% import tariff, and copper rods which normally are subject to a 5.0% import tariff for its Thailand operations.  The key suppliers are Sterlite Industries (India) Ltd - India, PEWC-Taiwan, Prime Global Corp.-Korea, Lanexang Mineral Ltd.-Laos and the Mitsubishi Corporation Unimetal Ltd.-Japan, Mitsubishi Corporation-Japan, Glencore International AG.-Switzerland, and Marubeni Corporation-Japan.  The Company has regularly signed one-year contracts with each of the copper suppliers, pursuant to which the Company agrees to purchase a set quantity of copper each month.  Under the terms of such contracts, the price of copper is usually pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium.  The Company has almost two decades of good relationships with many copper suppliers, and currently believes that the copper suppliers will be capable of providing an adequate supply of copper for the Company’s requirements.  The Company does not anticipate any change in relations with its copper suppliers in the near term.

The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore.  In PEWS, the Company generally maintains one to two weeks of supply of copper rods and cathodes.  In APEC, the copper supply is generally maintained at one to two weeks of anticipated requirements.  In Epan Industries whose copper is purchased through PEWC Hong Kong, approximately three weeks of copper supply is maintained for manufacturing purposes.  The Company has never experienced a material supply interruption or difficulty obtaining a sufficient supply of copper rod or cathode.

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

All the major companies in the APWC group have attained International Standards Organization (“ISO”) 9002 certification for quality management and assurance standards in the manufacture of electric wire and cable and have maintained that certification for at least the last ten years.  The certifications mean that the companies have in place quality assurance systems and the capability to consistently manufacture products of quality.

4.2.5     Sales and Marketing

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company in Thailand is exported.  Enameled wire sold by Epan Industries in Singapore is manufactured by PEWS in Shenzhen, China.  The enameled wire is also exported to customers throughout Southeast Asia.  The following table sets forth the Company’s sales revenues for the periods indicated in its three reporting segments – North Asia region, Thailand region and ROW Region for its three principal product lines, i.e., Manufactured Products, Distributed Products, and SDI together with their respective percentage share of total sales for such periods.

	Years ended December 31, (figures in US$ are in thousands)
	2013		2012
	$	%	$	%
Regions:
North Asia	$117,658	25.5%	$123,964	26.8%
Thailand	175,347	38.1%	188,629	40.8%
ROW	167,671	36.4%	149,672	32.4%
Total Net Sales	$460,676	100.0%	$462,265	100.0%

Our operating subsidiaries are also responsible for sales planning, marketing strategy and customer liaison.  The Company’s sales staff is knowledgeable about the Company’s products and frequently must render technical assistance, consulting services and repair and maintenance services to the Company’s customers.  In order to ensure quality service and maintain sensitivity to market conditions, the Company does not conduct sales through independent sales agents on a commission basis but uses its own sales employees located at the operating subsidiaries.

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

Payment methods for the Company’s products vary with markets and customers.  The majority of sales by the Company of its Manufactured Products requires payment within 90 days, but may vary depending on the customer and payment record.  Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations.  In connection with the distribution of medium and high voltage power cable manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% in either case to be paid within one year.  In connection with the purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC.  For the export market, payment is usually made by prior delivery of an irrevocable letter of credit.  Neither the Company nor its local subsidiaries offers financing for purchases of the Company’s products.  Except for PEWC Hong Kong, the Company’s subsidiaries sell their products in the local currency of the country of sale.  Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

Products are marketed under the respective names of each company.  For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific”.  Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.

Thailand

The Company produces and sells telecommunication cable, enameled wire and power cable in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand.  Our distribution channels include both direct sales to government entities and private sector participants in the infrastructure sector, and sales to agents for governmental entities.  Sales within Thailand region are made directly by the sales department of the Company’s local subsidiaries in accordance with terms and pricing set by the local subsidiaries.  The major customers of the Company include many prominent clients working with the government and its contractors (True Corporation Plc (“True”), TT&T (“Triple T”), etc.), subcontractors, and distributors for the private sector.  Charoong Thai has successfully participated in many major projects, which included, Suwannabhumi International Airport, Government Center, PTT Maptaput, and BRT (Bus Rapid Transit).

ROW

The Company produces and sells low voltage power cable in Singapore and Australia.  In addition, the Company sells a wide range of wire and cable products produced by PEWC.  The Company also offers SDI project engineering services for medium and high voltage power cable to power transmission projects in Singapore.

In Singapore alone, sales of Manufactured Products in 2013 accounted for 40% of the total net sales in Singapore; sales of Distributed Products in 2013 accounted for 44%, the remaining 16% representing SDI project engineering services.  SP Power Assets Ltd. has historically been far and away the leading customer for the Company’s SDI services. Sales to the customer are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Power Assets Ltd.

China

The Company produces and sells copper-based telecommunication cable and enameled wire in China.  The Company’s China operations are now conducted through six business entities; following the sale in early 2013 of the Company’s joint venture interest in SHP as described earlier.  Copper-based telecommunication cables are generally sold to the national, providential or local offices of the fixed-line and mobile telecommunications network operators or sub-contractors of such agencies.  The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

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

Singapore

The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore; however, it experiences significant competition from other local producers.  There is no tariff or other barrier against foreign competition in the local Singapore market and potential competitors are free to enter the industry.  However, because of high capital costs, the Company does not presently anticipate that it is likely there will be new domestic entrants to the wire and cable industry in Singapore in the near future.

Australia

Currently, besides APEC, there are two major wire and cable producers in Australia:  Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the states of Victoria and New South Wales, respectively.  Also, Advance Cable, a cable producer with a factory in Victoria, has recently obtained a bigger market share. In addition, a significant portion of the Australian market is serviced by two importers:  (i) General Cables Australia, which imports cables from its parent company General Cables, which manufactures cables in New Zealand and (ii) Electra Cables, which imports cables from factories in China.  These companies are APEC’s principal competitors.  APEC however is the only power cable producer in Queensland and therefore seeks to take advantage of its comparative proximity to Queensland-based customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia.  APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and service the customers in those regions.  APEC also has a distribution agreement with one of the regional suppliers with the goal of generating additional business for the Australia operations.  Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards.  Asean (Association of South East Asian Nations) Free Trade Area (AFTA) Agreements are in effect with Singapore and Thailand, among other Asian countries.

China

PEWS manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export.  Epan Industries, one of the subsidiaries of Sigma-Epan, is the trading arm of PEWS.  It supplies mainly to overseas transformer, motor and coil manufacturers.  It faces competition principally from overseas imports and local manufacturers.

Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in the eastern part of China.  It faces competition principally from overseas imports and manufacturers from other provinces in China.

4.2.7     Regional Considerations

The principal Asian markets in which we do business have displayed exceptional overall economic growth in recent years compared to the United States and a number of other more developed markets, subject to occasional episodes of economic and currency exchange volatility attributable to various factors including the increased risks of emerging market investment, actual or potential political instability and occasional pandemics.  In some countries, the International Monetary Fund (the “IMF”) exerts considerable influence over economic policy and provides support to stabilize the domestic economy.  In general, the Asian markets in which we do business have been export-driven in recent years and have in the case of China and Singapore, for example, accumulated considerable capital reserves, which contributes to a more stable business environment.

Thailand Region

A substantial portion of the Company’s Thai operations, whose sales accounted for approximately 38% of the Company’s net sales in 2013, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  The volume of sales of these products tends to correlate with the general level of economic activity in Thailand.  As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy.  Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives.  In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”).  Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

The Company produces and sells copper core telecommunications cable, enameled copper wire and enameled aluminum wire to the Thai market, and also exports enameled wire to overseas markets. Sales of telecommunications cable, one of the Company’s leading products in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the Telephone Organization of Thailand Corporation Plc. (“TOT”), or by sales directly to subcontractors of Triple T and True, the two private telephone line contractors which would be licensed by TOT with regard to particular projects.  The Company generally sells enameled wire directly to electrical appliance manufacturers or an OEM (original equipment manufacturers) for both the local and export market, and in smaller units that are sold to local dealers.

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

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market.  In 2013, the Company realized $18.6  million in revenues from SDI projects, compared to $6.4 million in 2012.  Revenue in Singapore from Distributed Products in 2013 was $49.3  million, compared to $41.9 million in 2012.

The Singapore government has established targets to increase the population from 4.6 million in 2007 to approximately 6 million by the end of 2020.  This planned growth in population is expected to result in an increase in demand for residential property and construction.  The Company continues to seek ways to increase its business volume in its project engineering business segment.

China

The economy of China differs from that of most developed free-market economies in a number of respects, including structure, degree of government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position.  In recent years, the PRC government has implemented economic reform measures which emphasize decentralization, expansion of consumption in the domestic market, utilization of market forces and the development of foreign investment projects of which Shanghai Yayang is an example.

4.3     Organization Structure

Please refer to Business Overview in section 4.2

4.4      Property, Plant and Equipment

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, PEWS and NPC.  The following is a summary of the Company’s material facilities and operations as of December 31, 2013.

Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on a 26.79 acre site that it also owns.  Telecommunications cable and enameled wire are manufactured at this facility.  The production facility constitutes a portion of certain property and assets which are pledged to a financial institution.

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

APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land parcel in Brisbane, Australia.  The land and building thereon are mortgaged to Westpac Banking Corporation of Australia as security for a bank facility of approximately A$10.0 million (equivalent to $9.24 million).

Shanghai Yayang operates a factory that produces enameled wires, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai.  Assets consisting of buildings with a value of approximately $1 million, which are pledged to the Agricultural Bank of China.

PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China.  A leasehold right of industrial land use for the land has been granted for 49 years.  The land and building valued at approximately $0.8 million is pledged to Agricultural Bank of China as security for a $7.9 million bank loan granted in 2003 and extended to the end of July 2014.

Sigma-Epan leases an office space from Sigma Cable in Singapore where it employs nine individuals in its trading operations.

NPC is situated in Ing-Chiang Township in Ningbo City in Zhè Jiāng Province, China.  NPC manufactures electronic wire in a facility that occupies 44,000 total square meters, with a land use right expiring July, 2044. The factory and the land use right are pledged to the local financing institute for a RMB 46.6 million loan which terminates in November 2014.

All of the Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.

The production capacity and extent of utilization of the Company’s facilities varies from time to time and such information is considered to be commercially sensitive and proprietary information.

4.5      Insurance

The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft.  The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance.  In addition, the availability of insurance in China is limited, and the Company does not have business liability or disruption insurance for our operations in China.  The Company believes that it maintains insurance coverage commensurate with the nature of and risks associated with its business, to the extent that appropriate insurance is available in the markets in which we conduct business.  Siam Pacific renewed its insurance policy in 2013 which covers fire and theft but does not provide coverage for flood damage or business interruption, as in Thailand insurance companies are generally unwilling to issue policies covering flood or business interruption.

4.6      Environmental Matters

The Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment.  The Company believes that all of its operations are in compliance with, and in certain circumstances exceed, all applicable environmental laws and regulations.  The Company has not been subject to any legal, regulatory or other action alleging violations or breaches of environmental standards.  While it is difficult to accurately estimate future environmental compliance costs and potential liabilities, if any, the Company does not currently anticipate any material adverse effect on its consolidated results of operations, financial position or cash flows as a result of compliance with these laws.

Item 4A:     Unresolved Staff Comments

(Not applicable)

Item 5:       Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, which differ in certain aspects from U.S. GAAP.

In accordance with IFRS 1, we have presented comparative consolidated financial statements as of and for the year ended December 31, 2012 and as of January 1, 2012 in accordance with IFRS. The impact of the transition to IFRS from consolidated financial statements previously prepared in accordance with U.S. GAAP on our consolidated equity as of January 1, 2012 and December 31, 2012 and our net profit for the year ended December 31, 2012, is detailed in note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Since these are our first consolidated financial statements prepared in accordance with IFRS, under the accommodation provided by the SEC in respect of first-time application of IFRS, the following discussion and analysis is limited to our financial condition and results of operations for the years ended December 31, 2013 and 2012, and no comparative information for the year ended December 31, 2011 has been included.

5.1      Disclosures of Critical Accounting Policies

Fair Value Measurement

The Company measures financial instruments at fair value at each balance sheet date. In addition, fair values of financial instruments measured at amortized cost are disclosed in Note 18.4.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

▶  In the principal market for the asset or liability, or

▶  In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal  or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing  the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic  benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available  to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within  the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

▶  Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities

▶  Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

▶  Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether  transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Cash and Cash Equivalents

Cash and cash equivalents  in the consolidated balance sheet are comprised of cash at banks and highly liquid investments with purchased maturities of three months or less.  These investments are stated at cost plus accrued interest, which is similar to their market value.

For the purpose  of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts, if applicable.

Inventories

Inventories are stated  at the lower of cost and net realizable value.  Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads.  Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and the estimated cost necessary to make the sale.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for  long-term construction projects if the recognition criteria are met.

Any expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred.  In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. When significant parts of property, plant and equipment are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when an entity expects to use them more than one year.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective  asset if the recognition criteria for a provision are met.  A provision shall be recognized when:

(a)    an entity has a present obligation (legal or constructive) as a result of a past event;

(b)    it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(c)    a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision shall be recognized.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

} Buildings	20-30 years
} Building improvement	5-20 years
} Machinery and equipment	5-15 years
} Motor vehicles	3-10 years
} Office equipment	3-10 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when  no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual  values (presumably nil), useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate

Impairment

If circumstances arise which indicate assets might be impaired, a review should be undertaken of their cash generating abilities through either use or sales.  This review will produce an amount, which should be compared with the  asset’s carrying value, and if the carrying value is higher, the difference must be written off as an impairment adjustment in the income statement.  Further detailed methodology used for an impairment test is given in Note 3.11 (iv) - Impairment of non-financial assets.

Financial Instruments

(i)              Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention  in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

The subsequent measurement  of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon  initial recognition at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit or loss are carried in the balance sheet at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the income statement.

Derivatives not designated as hedging instruments

A derivative is a financial instrument or other contract within the scope of IAS 39 with all of the following characteristics:

(a)    its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the 'underlying');

(b)   it requires no initial net investment, or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

(c) it is settled at a future date.

Fair value is the measurement basis for all financial instruments meeting the definition of a derivative.  Change in fair value of non-hedged item is recorded in profit and loss.

Loans and receivables

Loans and receivables  are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the income statement.  The losses arising from impairment are recognized in the other operating expenses for receivables.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Company has the positive intention and ability to hold them to maturity.  After initial measurement, held to maturity investments are measured at amortized cost using the EIR, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included as finance income or finance cost in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities.  Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.  Debt securities in this category are those that are intended to be held for an indefinite period  of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized  gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for- sale reserve to the income statement in finance costs. Interest earned whilst holding available-for-sale financial investments is reported as finance income using the EIR method.

For a financial asset  reclassified out of from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR.  Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a Company of similar financial assets) is derecognized  when:

}              The rights to receive cash flows from the asset have expired

}             The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership.  When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.  In that case, the Company also recognizes an associated liability.  The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

(ii)              Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment  may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists  individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected  credit losses that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.  If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate  of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  The interest income is recorded as finance income in the income statement.  Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the income statement.

Trade Receivables Impairment:

For a trade receivable, impairment assessment is performed on an individual basis:

A financial asset is impaired (and impairment losses are determined) if, and only if, there is objective evidence of impairment  as a result of one or more events that occurred after initial recognition (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Objective evidence  that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder about the following loss events:

}   significant financial difficulty of the issuer or obligor;

}   breach of contract, such as a default or delinquency in interest or principal payments;

}   the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that would not otherwise be considered;

}   it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

}   the disappearance of an active market for that asset because of financial difficulties (but not simply because the asset is no longer publicly traded ; or

}   observable data indicating that there is a measurable decrease in the estimated future cash flows from a Company of financial assets since initial recognition, although the decrease cannot yet be identified with the individual assets in the Company, including:

●   adverse changes in the payment status of borrowers in the Company (e.g. an increased number of delayed payments); or

● national or local economic conditions that correlate with defaults on the assets in the Company.

For trade receivables that have been individually assessed, but for which there is no objective evidence of impairment, the review for impairment is performed on a group basis, based on similar credit risk characteristics.  The impairment for Company level provision should be reviewed and updated quarterly.

Available for sale financial investments

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or  prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.  The Company's policy considers a significant decline to be one in which the fair value is below the weighted average original cost by more than 20%.  A prolonged decline is considered to be one in which the fair value is below the weighted average original cost for a period of more than 12 months.  When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from other comprehensive income and recognized in the income statement.  Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial  assets carried at amortized cost.  However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  The interest income is  recorded as part of finance income.  If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

Financial liabilities initial recognition and measurement

Financial liabilities  within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.

All financial  liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts and interest bearing loans and borrowings.

Subsequent measurement

The measurement  of financial liabilities depends on their classification as described below:

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included as finance costs in the income statement.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.  When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.  The difference in the respective carrying amounts is recognized in the income statement.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use.  A cash generating unit (CGU) is the smallest group of assets that generates  cash inflows that are largely independent of the cash flows from other assets or groups of assets. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects  current market assessments of the time value of money and the risks specific to the asset.  In determining fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.  These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated.  These budgets and forecast  calculations generally cover a period of five years.  For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously  recognized impairment losses no longer exist or have decreased.  If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates  taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is  provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

}  When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

}   In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses.  Deferred tax assets are recognized to the extent that it is probable that taxable profit will  be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

}  When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

}   In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred  tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets  and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertain tax position

An entity’s tax position might be uncertain; for example, where the tax treatment of an item of expense or structured transaction may be challenged by the tax authorities.

Local management should consider each uncertain tax positions individually, by first consider whether each position taken in the tax return is probable of being sustained on examination by the taxing authority.  It should recognize a liability for each item that is not probable of being sustained.  The liability then is measured using a single best estimate of the most likely outcome.  The uncertain tax positions are presented in the current tax liability is the total liability for uncertain tax positions.

The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income  tax expense.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made.  Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment  and excluding taxes or duty.  The Company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent.  The specific recognition criteria described below must also be met before revenue is recognized.

Sale of manufactured goods and distributed products

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed  to the buyer, usually on delivery of the goods.

Supply, Delivery and Installation ("SDI")

The Company’s supply, delivery and installation services are considered as multiple elements arrangements in accordance with IAS 18.  The sale of cables and the installation service are considered as one single arrangement.

Revenue of SDI is accounted for using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with  IAS 11.

When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the  contract shall be made.  The recognition of provision for losses shall be in the period in which they become evident.  On a quarterly basis, the Company should review the budget and forecast whether a loss provision should be recorded.

Onerous operating contracts

Onerous contract is  a type of contract in which the costs of meeting the obligations under the contract are higher than the economic benefits received under the contract.

The Company has contracts to supply products that cost more to produce than originally determined in the contracts due to a rise in raw material costs.  The Company established the unavoidable costs of meeting the obligations under the contract as a liability for the contractual responsibilities.  The liability has been calculated based on the difference between the copper price on the LME at reporting date and the prices determined in the contracts.  As of December 31,2013, 2012 and January 1,2012 the amount of onerous contracts was $125, $291 and $72, respectively.

Bill and hold transaction

For a 'bill and hold' sales transaction, where delivery is delayed at the buyer's request, but the buyer takes title and accepts billing, the Company’s policy is not to recognize revenue until the delivery is made.

Rebates

Based on IAS 18, the amount of revenue arising on a transaction is usually determined by agreement between the entity and the buyer or user of the asset.  It is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts and volume rebates allowed by the entity.  Consequently, where an entity provides sales incentives to a customer when entering into a contract these are usually treated as rebates and will be included in the measurement of (i.e.,  deducted from) revenue when the goods are delivered or services provided.

Provisions for rebates  based on attainment of sales targets are estimated and accrued as each of the underlying sales transactions is recognized.

Provision for rebate should only be recorded when there is a contractually formal signed rebate contract exists.

At interim dates, if no reliable estimate can be made, the revenue recognized on the transaction should not exceed the consideration that would be received if the maximum rebates were taken.  Therefore, the local management should assume that the customers will achieve the necessary sales volume target to earn the maximum rebate.  The provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

As of the balance sheet date, local management should recalculate and adjust the provision for rebate based on the actual sales.

Interest income

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income is recorded using the effective interest rate (EIR).  EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statement.

Rental income

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease terms and is included in revenue due to its operating nature.

Dividends

Revenue is recognized when the company’s right to receive the payment is established, which is generally when shareholders approve the dividend.

5.2                        Selected Gross Margin Data

This discussion should be read in conjunction with the information contained in our Consolidated Financial Statements presented in Item 18 of this Annual Report.

Results are analyzed and reported along the lines of our three principal business segments, consisting of the North Asia Region, the Thailand Region, and the ROW Region.  For the benefit of our shareholders, included in the summary table below are certain results for product lines within our 3 business segments with regard to net sales, gross profit and gross profit margin for the periods covered.  The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of US$).

	For the year ended Dec 31,
	2013	2012
	(in thousands except for percentage)
Net Sales:
North Asia region	$ 117,658	$ 123,964
Thailand region	175,347	188,629
ROW region	167,671	149,672
Total	$ 460,676	$ 462,265
Gross profit:
North Asia region	$ 4,807	$ 6,802
Thailand region	26,605	25,063
ROW region	20,404	18,614
Total gross profit	$ 51,816	$ 50,479
Gross profit margin:
North Asia region	4.09%	5.49%
Thailand region	15.17%	13.29%
ROW region	12.17%	12.44%
Total gross profit margin	11.25%	10.92%

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

5.3.1     Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

	For the Years Ended December 31,		Changes in $	Changes in %
	2013	2012
	(in thousands)
Income Statement Data:
Net sales	$ 460,676	$ 462,265	(1,589)	-0.34%
Costs of sales	(408,860)	(411,786)	2,926	-0.71%
Gross profit	51,816	50,479	1,337	2.65%
Other operating income	181	5,825	(5,644)	-96.89%
Selling general & administrative expenses	(34,559)	(34,593)	(34)	-0.10%
Other operating expenses	(196)	(888)	(692)	-77.93%
Operating (loss) profit	17,242	20,823	(3,581)	-17.20%
Finance cost	(1,734)	(2,195)	(461)	-21.00%
Finance income	1,306	1,322	(16)	-1.21%
Share of profit (loss) of an associate	(211)	(21)	190	904.76%
Gain on disposal of investment	232	—	232	—
Gain on liquidation of subsidiaries	—	279	(279)	-100.00%
Exchange gain (loss)	(1,245)	2,411	(3,656)	-151.64%
Other income	1,454	1,933	(479)	-24.78%
Other expenses	(260)	—	260	—
Income from continuing operations before income taxes	16,784	24,552	(7,768)	-31.64%
Income taxes Expenses	(5,518)	(7,578)	(2,060)	-27.18%
Net (loss) income	$ 11,266	$ 16,974	(5,708)	-33.63%
Net (loss) income attributable to non-controlling interests	5,419	7,280	(1,861)	-25.56%
Net (loss) income attributable to APWC	5,847	9,694	(3,847)	-39.68%

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which o ur operations are located, competition and the cost of raw materials, especially copper, which accounted for majority of the cost of sales in 2013 and 2012.

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

Average copper prices per metric ton decreased by 7.8% from $7,950 in 2012 to $7,326 in 2013 (four quarters average).

Copper prices indicated in this report are quoted from the LME index.  The 2013 and 2012 copper prices are as follows:

		2013	2012
Average LME copper price ($/Ton)	1Q	7,928	8,308
	2Q	7,146	7,867
	3Q	7,079	7,717
	4Q	7,153	7,909
	Year	7,326	7,950

The average copper price in March 2014 on the LME was $6,668 per metric ton.

Net Sales

Total sales in the North Asia region decreased by $6.3 million, or 5.1%, from $124.0 million in 2012 to $117.7 million in 2013.  The decrease of sales in this region was primarily caused by the decrease of copper price, which adversely impacted customer demand.  In addition, our sales were also affected by the weakest reported economy growth in China in 2013 since 1999.

Revenue from the Thailand region decreased by $13.3 million from $188.6 million in 2012 to $175.3 million in 2013, or 7.0%.  The decrease was primarily attributable to the fact that the volatile political situation adversely impacted the level of infrastructure investment and customer demand for our products.

Revenue increased by $18.0 million, or 12.0%, from $149.7 million in 2012 to $167.7 million in 2013 in the ROW region.  The increase in sales was mainly due to the increase in realized revenue of $18.6 million from SDI projects, compared to $6.4 million in 2012 in our Singapore subsidiary.

Gross Profit

Gross profit for 2013 was $51.8 million, representing an increase of $1.3 million, or 2.7% up compared to $50.5 million in 2012.  The increase was primarily attributable to the higher margin on power cables in the Thailand region, despite the margin erosion on enameled wires.

The gross profit margin of the North Asia region was down from 5.49% in 2012 to 4.09% in 2013.  The decrease was primarily caused by the decrease in the copper price and weak demand in this market.  In addition, the Company’s main product in this region is enameled wire, as the technology required to manufacture the product is low and the manufacturing process is not sophisticated, the margin was eroded by competition in the local market.

Notwithstanding the drop of sales in the Thailand region by 7% as mentioned above, gross profit margin of the region was 15.17% in 2013, up from 13.29% in 2012, an increase of 14%.  Our major clients in this region included government entities, private sector participants in the infrastructure sector and agents for governmental entities.  As the selling price was set at a predetermined amount based on the sales agreements signed with these customers, the region enjoyed a higher profit margin as the copper price decreased leading to products manufactured at a lower cost.

The gross profit margin of the ROW region decreased slightly from 12.44% in 2012 to 12.17% in 2013. The gross profit margin of the region in 2013 remained stable compared to that of 2012.

Operating Profit

SG&A expenses were $34,559 in 2013, slightly decreased by $34, or 0.1%, from $34,593 in 2012.  For the year ended 2013 and 2012, SG&A expenses accounted for 7.5% of the net sales for both years.

In 2013, we recorded a provision of allowance for doubtful accounts of $0.2 million, owing to the fact that some of the major customers of the Company were not able to settle their outstanding trade receivables.  Our internal controls provide that we perform a detailed review of our outstanding receivables, and make adjustments to our estimate to reflect significant delinquent accounts receivable.  The Company is not aware of any significant delinquent accounts receivable that have not already been adequately reserved.  In addition, we believe that our periodic allowance for doubtful accounts will continue to not have a material impact on our liquidity.

The decrease in the operating income in 2013, as compared to 2012, was attributable to the insurance proceeds in 2012 in the amount of $4.8 million (Baht 149 million) due to the suspended operations temporarily in the fourth quarter of 2011 because of damage sustained from the floodingin Thailand.  The decrease in operating expenses in 2013 was also for the same reason as there was no flooding related spending in 2013.

Finance Cost

The finance cost included interest from debts and borrowings.  The interest decreased as the Company’s interest-bearing loans and borrowings decreased from $57.8 million at December 31, 2012 to $41.8 million at December 31, 2013.

Finance Income

The finance income was interest earned from bank deposits.  The total long-term and short-term bank deposits decreased by $7.1 million, from $17.4 million at December 31, of 2012 to $10.3 million at December 31, 2013, which led to the decrease in interest income in 2013.

Share of Profit (Loss) of an Associate

The increase in the share of loss of an associate by $0.2 million in 2013, as compared to that of 2012, was primarily due to the Company recognized $0.2 million loss according to its shareholding in SPRC in 2013.

Gain on Disposal of Investment

The gain was from the disposal of the Company’s equity investment in Shandong Huayu Pacific Fiber Optics in 2013.

Gain on Liquidation of Subsidiaries

The gain was generated from the liquidation of the subsidiary, Myanmar Sigma Cable Co. Ltd.

Exchange Gain/(Loss)

The exchange rates at December 31, 2013 and 2012 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	As of December 31,
	2013	2012
Foreign currency to US$1:
Thai Baht	32.68	30.59
Singapore $	1.262	1.221
Australian $	1.120	0.962
Chinese RMB	6.054	6.230

Based on the above rates, the revaluation of assets and liabilities denominated in U.S. dollars or foreign currencies in the Company resulted in unrealized and realized foreign exchange loss of $1.2 million in 2013.

Other Income

Other income decreased by $0.5 million from $1.9 million in 2012 to $1.5 million in 2013 primarily due to the net gain from financial instruments recognized in 2012.

Other Expense

Other expenses increased by $0.3 million compared to 2012 primarily due to the net loss on financial instruments in 2013.

Income Taxes

Income tax expense was $5.5 million in 2013 compared to $7.6 million in 2012. The change was mainly due to the decrease in pre-tax income.

5.4      Liquidity and Capital Resources

As of December 31, 2013 we had $62.5 million in cash and cash equivalents, primarily in bank accounts and cash on hand, and none of which was in unrestricted or restricted short-term bank deposits.  Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities.  Our primary financing needs will continue to be available for the purchase and replacement of property, plant and equipment and future acquisitions.

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

 We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions.  Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $270.0 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon.  These arrangements do not have termination dates but are reviewed annually for renewal.  As of December 31, 2013, the unused portion of the credit lines was approximately $171.7 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts.  As of December 31, 2013, the Company had opened letters of credit totaling $33.7 million.  Liabilities relating to the letters of credit are included in current liabilities.  There is no seasonality to the Company’s borrowing, nor is there any restriction on the use of such borrowing.

Net cash provided by operating activities in the year ended December 31, 2013 was $20.6 million, as compared to $10.7 million of net cash provided by operating activities in the year ended December 31, 2012.  Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period.  Our days of sales outstanding as December 31, 2013 were 98  days, as compared to 91 days as of December 31, 2012.  We have in place rigorous policies across the Company that emphasizes the importance of continuance focus on collection efforts.  Net cash used in financing activities amounted $19.4 million, incurred for the repayment of loans and borrowings.

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

             Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2013, the copper price went down from $7,950 (yearly average for 2012) per metric ton to $7,326 per metric ton (yearly average for 2013). Under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.

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

See “Quantitative and Qualitative Disclosures About Market Risk.”

5.7      Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose the Company to material continuing risks, contingent liabilities, or any other obligation in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the Company.

5.8      Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2013:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Bank loans and overdrafts	$41,789	$41,789	$-	$-	$-
Capital lease obligations (principal amount only)	65	37	28	-	-
Finance charges on capital lease obligations	5	4	1	-	-
Operating lease obligations	4,679	913	962	744	2,060
Capital commitment relating to installation of equipment and acquisition of machinery	3,123	3,123
Capital commitment relating to repair and maintenance consulting service	1,375	1,375
Purchase obligations for copper cathodes	174,905	174,905	-	-	-
	$225,941	$222,146	$991	$744	$2,060

The contractual obligation for the purchase of coper cathodes disclosed in the table above was the minimun purchase commitment. For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18:  “Financial Statements.”

5.9      Adoption of International Financial Reporting Standards as issued by International Accounting Standards Board

The management of the Company has decided to adopt International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. The move from US GAAP to IFRS is to align with APWC subsidiaries that have already adopted local IFRS, and to bring more consistency in accounting and financial reporting amongst its operating subsidiaries. The date of the conversion to IFRS has been set to commence January 1, 2013.  For a discussion of the information concerning the use of exceptions permitted or required by IFRS 1, please see our audited consolidated financial statements included in this annual report.

Item 6:       Directors, Senior Management and Employees

6.1      Directors and Senior Management

There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights.  The Bye-Laws provide that a quorum consists of a majority of the directors then in office.  As of December 31, 2013, there were a total of 9 directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding.  By a resolution passed at the Company’s most recent annual general meeting of shareholders (the “2013 AGM”) held on November 15, 2013, the shareholders determined that the minimum number of directors shall be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws.  Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present.  The following table sets forth certain information concerning the current directors and certain other officers of the Company.  All directors are subject to annual election by the shareholders of the Company.  Each of the directors was reelected at the Company’s 2013 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Appleby Services (Bermuda) Ltd.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director and Non-Executive Chairman of the Board
Fang Hsiung Cheng	May 31, 1942	Director
Alex Erskine	September 7, 1963	Resident Secretary in Bermuda
Daphne Hsu	August 12, 1962	Financial Controller
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Ching Rong Shue	March 4, 1950	Director
David Sun	December 22, 1953	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
William Gong Wei	October 31, 1961	Chief Operating Officer
Ivan Hsia	August 14, 1973	Chief Financial Officer

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

Mr. Alex Erskine was appointed as resident Secretary in Bermuda in October 2008.  Mr. Erskine is a partner in the Bermuda law firm of Appleby, which firm he joined in 1999.  From March 2007 until October 2008, Mr. Erskine was the managing partner of the British Virgin Islands office of Appleby.  Prior to joining Appleby, Mr. Erskine was Deputy Legal and Compliance Director of the Asset Management Division of UBS AG.

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

Mr. Ivan Hsia was appointed as Chief Financial Officer effective August 1, 2013.  Mr. Hsia previously served as the Deputy CFO of the Company.  Prior to that, he served as the Senior Internal Audit Manager of the Company.  Before joining APWC, Mr. Hsia was the head of internal audit at Newegg.com in Los Angeles, CA, USA.

The Company’s Common Shares are traded on the Global Tier of NASDAQ.  Notwithstanding that, the Board of Directors is not composed of a majority of independent directors.  The Company is relying upon the “controlled company exemption” that is available to issuers under the rules of NASDAQ.  In effect, the “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer.  PEWC owns and controls, directly or indirectly, 65.6% of the issued and outstanding Common Shares of the Company.

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

6.3      Compensation Committee

The Compensation Committee primarily functions to assist the Company in determining the compensation to be paid to the executive directors and certain numbers of the senior management of the Company.  According to the charter under which it operates, the Compensation Committee is authorized to:  (i) review and recommend to the Board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of the Company and its principal operating subsidiaries; (ii) review new executive compensation programs, review on a periodic basis the operations of the Company’s executive compensation programs to determine whether they are properly coordinated, establish and periodically review policies for the administration of executive compensation programs, and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. Mr. Andy Cheng and Mr. Yuan Chun Tang, the Company’s Chairman and Chief Executive Officer respectively, serve in a non-voting advisory capacity to the Compensation Committee.

6.4      Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2013 was approximately $2.1 million.  As of March 31, 2014, our directors and executive officers beneficially owned approximately 50,000 Common Shares representing approximately 0.4% of the issued and outstanding Common Shares.  The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws of Bermuda or Taiwan.

In 2013, the fee payable to independent directors is $30,000 per year and the fee payable to directors who are executive officers of the Company or PEWC is $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance of meetings of the Board of Directors.

No funds or provisions have been set aside for providing compensation to directors or management except for government mandated programs.

6.5      Employees

The Company employed a total of 1,412 employees as of December 31, 2013, of which about 19.1% were administrative and management personnel.  Approximately 56.4% of employees were located in Thailand, 25.7% in China, 11.1% in Singapore and 5.5% in Australia.  In addition, a small number of senior management and their support staff are based in our corporate headquarters in Taipei.  Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore.  Contributions to the plans are made on an annual basis and totaled $1.4 million in 2013.  Additionally, the Company has several defined benefit plans in accordance with Thailand labor law.  In its Thai subsidiaries, the Company must pay a retiring employee from one to twenty-nine times such employee’s salary rate during his or her final month, depending on the length of service.  During 2013, the Company’s total expenses under this labor law were $0.5 million.  These plans are not funded and the amount is recognized and included in Employee Benefit Liabilities in the Company’s balance sheet.  The Company settles it obligations as and when employees retire.  The accumulated benefit obligations under this plan amounted to $5.9 million as at December 31, 2013.

Approximately 21% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore.  Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly.  All other worker benefits and employment terms are included in the collective agreement.  The Company believes that approximately 100% and 99% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions.  These unions generally operate in accordance with related labor regulations in China.  Approximately 16% of the employees of APEC are members of the Australian Workers’ Union.  None of the employees of the other operating subsidiaries of the Company are members of a union.

The Company has never experienced a strike or other disruption due to labor disputes.  The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees.  In Singapore, employee turnover is approximately 10% of total employees annually.  In Thailand, average employee turnover is approximately 10% of total employees annually.

Item 7:       Major Shareholders and Related Party Transactions

7.1      Major Shareholders

On March 27, 2009, PEWC acquired 1,410,739 Common Shares of the Company from SOF, which amount represented 51% of the Common Shares then held by SOF. Following that transaction, PEWC and SOF held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively.  As of July 1, 2011, SOF transferred and conveyed its ownership interest in the 1,355,415 Common Shares held by it to COF.  Pursuant to a 2012 Share Buy-back Plan, the Company re-purchased 9,300 Common Shares, which are now held by the Company and booked as treasury shares.  In a subsequent private transaction in June 2013, the Company repurchased a further 1,800 Common Shares, such that a total of 11,100 Common Shares are now issued but not outstanding and are booked as treasury shares.  The remaining approximately 24.5% of the issued and outstanding Common Shares are publicly traded in the U.S. on the NASDAQ Global Markets tier.

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2014 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group.  The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers.  The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	9,075,354	65.617%
MSD Credit Opportunity Master Fund, L.P.(2)	1,355,415	9.800%
Directors and Officers of the Company	102,954	0.744%

(1)     PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly‑owned subsidiary, Moon View Ventures Limited, a BVI company, which beneficially owns 7,007,948 Common Shares, and as a result of PEWC’s control of its indirect wholly‑owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 656,667 Common Shares.

(2)     MSD Credit Opportunity Master Fund, L.P. is the record and direct beneficial owner of the Common Shares.  MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own Common Shares owned by, MSD Credit Opportunity Master Fund, L.P. (herein called “COF”).  MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own Common Shares owned by, MSDC Management, L.P.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP) and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common shares beneficially owned by MSDC Management (GP).  Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaims beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.

The Company has 6,166,154 Common Shares that are registered securities, of which 3,388,900 Common Shares are publicly-traded on the NASDAQ Global Markets tier, which represents approximately 24.5% of the issued and outstanding Common Shares.  With regard to the remaining 2, 777,254 registered securities, 2,766,154 Common Shares, are held by PEWC and COF, and 11,100 Common Shares are held by the Company in treasury, and all of those shares are subject to trading restrictions under Rule 144 promulgated under the Securities Act.  Other than the approximately 50,000 Common Shares held by directors or officers who are not resident in the United States and the 1,410,739 registered securities held indirectly by PEWC, the Company believes that substantially all of its registered securities are held by U.S. residents (other than the 11,100 Common Shares held by the Company in treasury).  The Company has no means to definitively confirm that belief, however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders.  Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), the Company believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.

7.2      Related Party Transactions

The Company incurs ordinary course trade payables with PEWC in connection with copper purchases under the Composite Services Agreement and the sale by the Company of Distributed Products that are manufactured by PEWC.

As of December 31, 2013 and the latest practicable date of March 31, 2014, the Company, including its subsidiaries, had a net principal balance outstanding of $9.6 million borrowed from PEWC and subsidiaries of PEWC.  This short-term indebtedness is payable on a demand basis and does not accrue interest.

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

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Thailand and Shanghai.  The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement.  The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement.  The amount of such annual management fee was $301,000 as of December 31, 2013.

Additional details regarding related party balances as of December 31, 2013 and related party transactions, including copper purchases from PEWC, are disclosed in our audited consolidated financial statements in Item 18:  Financial Statements.

There have been no other related party transactions or contracts entered into between PEWC and APWC in 2013.

Item 8:       Financial Information

8.1      Legal Proceedings

There are currently no material proceedings in which any director, senior manager, or affiliate is adverse to the Company or has an adverse material interest.  There are no actual or pending legal proceedings to which the Company is, or is likely to become, a party which may reasonably be expected to have, or have had in the recent past, a material effect on the Company’s condition (financial or otherwise) or results of operations.

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

8.3      Significant Changes

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2013 that have not been described herein.

Item 9:       The Offer and Listing

9.1      Historical Trading Information

The high and low market prices for Common Shares on the over-the-counter bulletin board (the “OTC BB”) (from April 2008 until April 2011), and on the NASDAQ since April 29, 2011, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:

2009	3.39	0.50
2010	7.85	2.20
2011	7.05	1.92
2012	3.99	2.25
2013	4.34	3.00

Two most recent full financial years:
2012
First quarter	3.99	2.47
Second quarter	3.36	2.25
Third quarter	3.19	2.56
Fourth quarter	3.45	2.64
2013
First quarter	4.34	3.35
Second quarter	4.25	3.26
Third quarter	3.96	3.25
Fourth quarter	3.84	3.00

Most recent six months:
October 2013	3.84	3.37
November 2013	3.53	3.37
December 2013	3.41	3.00
January 2014	3.38	3.18
February 2014	3.37	2.94
March 2014	2.99	2.73

9.2      Markets

The Company’s Common Shares were listed on NASDAQ Capital Markets tier on April 29, 2011 under the symbol “APWC”.  On February 15, 2013, the Company’s Common Shares were elevated to NASDAQ Global Markets tier.  Prior to its NASDAQ listing, the Common Shares were traded on the OTC BB since April 2008 under the symbol “AWRCF”.  See the risk factor entitled “Potential Illiquidity of Common Shares.”   The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.  The elevation of the Common Shares to NASDAQ’s Global Markets tier was achieved due primarily to an improved trading price of the Common Shares.

Item 10:      Additional Information

10.1    Share Capital

As of December 31, 2013 and as of the date of the filing of this Annual Report, the Company has an authorized share capital of 50,000,000 Common Shares, par value $0.01 per share.  During 2012, the Company repurchased 1,900 Common Shares.  On December 31, 2012 there were 13,830,769 Common Shares issued and 13,828,869 Common Shares outstanding.  During 2013, the Company repurchased a further 7,400 Common Shares, for a total of 9,300 Common Shares that were repurchased under the Company’s Share Buy-back Plan during 2012 and 2013, until the Company suspended the Share Buy-back Plan effective as of April 25, 2013.  Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked as treasury shares and are classified as issued but not outstanding.  As of December 31, 2013, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued and 13,819,669 Common Shares issued outstanding.  No capital of the Company is under option or agreed conditionally or unconditionally to be put under option.  The Company does not have any classes of capital stock other than its Common Shares.

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

In 2012, the Company commenced a Share Buy-back Plan, pursuant to which the Company repurchased, in the aggregate, 9,300 issued and outstanding Common Shares, with the most recent purchase under the Share Buy-back Plan having been made on January 10, 2013.  Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked a treasury shares and are classified as issued but not outstanding.  Those repurchased Common Shares are booked as treasury shares and may be re-sold to third parties by the Company in the future.  In April 2013, the Company announced the suspension of the Share Buy-back Plan, although the Board of Directors may re-implement it in the future if it so determines.

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

Our authorized share capital as of December 31, 2013 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2013, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued and 13,819,669 Common Shares outstanding.  There are 11,100 Common Shares that are issued (but not outstanding) and held as treasury shares by the Company.

•                Holders of the Common Shares have no preemptive, redemption, conversion or sinking fund rights, except by contract in the case of COF pursuant to the Amended and Restated Shareholders Agreement.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote.  At the Annual General Meeting held on November 15, 2013, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws.  The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy.  The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them.  Directors may also appoint and remove their own alternates. At the Annual General Meeting held on November 15, 2013, the shareholders approved the reservation of one directorship as a casual vacancy.

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

Under Bermuda law, the holders of:

•                an aggregate of not less than twenty percent in par value of a company’s issued share capital or any class thereof; or

•                not less in the aggregate than twenty percent of the company’s debentures entitled to object to amendments to its memorandum of association,

•                have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association.  Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court.  An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution amending the memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose.

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

10.3    Material Contracts

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region.  The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option.  The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company.  In 2013 there were no material changes to the CSA between APWC and PEWC.  Pursuant to the Composite Services Agreement,

•                PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

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

U.S. Treasury Circular 230 Notice

Any United States federal tax advice included in this Annual Report (a) was not intended to be used, and cannot be used, for the purpose of avoiding United States federal tax penalties, and (b) was not written to support the promotion or marketing of the Company, its Common Shares or any transaction(s) or matter(s) addressed in the written advice.  The taxpayer should seek advice based upon the taxpayer’s particular circumstances from an independent tax adviser.

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

10.5    Documents on Display

We are required to comply with the reporting requirements of the Exchange Act, applicable to a foreign private issuer.  We are currently required to file annually a Form 20-F no later than four months after the close of our fiscal year, which is December 31.  Any time the Company is delinquent in filing timely any periodic reports, including an Annual Report on Form 20-F, with the SEC, that delinquency may adversely affect the Company’s status on any exchange or quotation service on which its shares are listed or quoted and the Company may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities.  We have not been delinquent in filing our annual reports in any of the past five years.

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

11.2       Foreign Currency Risk

The Company has exposure to fluctuations in currency exchange rates.  The Company’s revenues are generated primarily in the local currency or currencies in its principal operating regions, North Asia, Thailand, and the ROW, which are also its reporting segments.  However, nearly all of the costs associated with the purchase of the Company’s raw materials, including copper, and its capital expenditures, including ongoing equipment upgrade and maintenance programs, are in U.S. dollars.

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary.  The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations.  The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar.  At December 31, 2012 and 2013, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $5.1  million and $(11.2) million, respectively.

11.3       Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2013.  We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase.  The price of copper is influenced heavily by global supply and demand as well as speculative trading.  As with other costs of production, changes in the price of copper may affect our cost of sales.  Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices.  The purchase price of our products is based in part on the cost of copper used to manufacture those products.  In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business.  These inventories typically reflect the cost of copper prevailing in the market at the time we purchase.  Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered.  A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost.  Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility.  Accordingly, significant volatility in copper prices could have an adverse effect on our operations.  No assurance can be given that such volatility will not recur.

11.4       Fair Value of Designated Market-Sensitive Derivative Contracts

(Not applicable)

Item 12:         Description of Securities Other Than Equity Securities

(Not applicable)

Part II

Item 13:         Defaults, Dividend Arrearages and Delinquencies

The Company has not experienced any material default in the payment of principal, interest, a sinking or purchase fund installment, or incurred any other material default, not cured within 30 days relating to the Company’s or any of its consolidated subsidiaries’ indebtedness.

Item 14:         Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not applicable)

Item 15:            Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation and for the reasons stated in the management’s report on internal control over financial reporting below, our management concluded that our disclosure controls and procedures were effective as of December 31, 2013.

Management’s report on Internal Control over Financial Reporting

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

The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 (the “Assessment Date”).  In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.  These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria.  Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date.

In 2012, our independent registered public accounting firm identified a material weakness in the financial statement closing process which resulted in audit adjustments at year ended December 31, 2012.  Deficiencies were noted in our controls over complex and non-routine transactions in our financial statement closing process.  These deficiencies were attributable to our decentralized reporting structure, our complex and manual consolidation process and inadequate reviews over account balances at the reporting date. The aggregate effect of these deficiencies represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2012.

To remediate the material weakness identified in 2012, we have undertaken the following measures in 2013 to improve our internal controls in the financial statement closing process:

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

Item 16A.      Audit Committee Financial Expert

During 2010 and until April 29, 2011, the Common Shares of the Company were traded on the over-the-counter bulletin board (“OTCBB”).  As of April 29, 2011, the Common Shares of the Company trade on NASDAQ.  While the Company’s Common Shares were traded on the OTCBB, the Company was not required to have an audit committee that met the requirements of, nor was it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act.  During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act.  For all of 2012 and 2013, our audit committee has consisted of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert.  The Audit Committee of the Company’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B.       Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers.  A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C.      Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2013 and 2012 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.9 million and $0.8 million, respectively.

Audit-Related Fees

The aggregate fees for fiscal year 2013 and 2012 for the professional services rendered by the principal accountant for International Financial Reporting Standards conversion related services totaled approximately $nil and $136,000, respectively.

Tax Fees

The aggregate fees for fiscal years 2013 and 2012 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $131,000 and $95,000, respectively.

All Other Fees

(None)

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

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During 2012, and through April 2013, the Company undertook a Share Buy-back Plan, pursuant to which the Company re-purchased a total of 9,300  Common Shares, with the most recent purchase taking place on January 10, 2013, at an average weighted price of $3.38 per share.  The Company announced the suspension of the Share Buy-back Plan on April 25, 2013.  Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked a treasury shares and are classified as issued but not outstanding.  As of the date of the filing of this Annual Report, the Company has 13,830,769 Common Shares issued and 13,819,669 Common Shares outstanding and 11,100 issued Common Shares held in treasury.

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

See pages F-1  – F-91.

Item 19:         Exhibits

19.1	Index to Audited Financial Statements
Reports of independent registered accounting firms
Consolidated income statements for the years ended December 31, 2013 and 2012
Consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012
Consolidated balance sheets as of December 31, 2013, December 31, 2012 and January 1, 2012
Consolidated statements of shareholder´s equity for the years ended December 31, 2013 and 2012
Consolidated statements of cash flows for the years ended December 31, 2013 and 2012
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

4.6

Amended and Restated summaries of Joint Venture Agreements (incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2013).

4.7

Loan Facility Agreement between Crown Century Holdings Limited and Bangkok Bank Public Company Limited dated March 17, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).

4.8	Rule 10b5-1 Issuer Purchase Plan (incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2013).
8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
15(a)	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).
15(b)

Letter of Ernst & Young Hong Kong to the Commission pursuant to Item 16F(a) (incorporated by reference to Exhibit 15(b) of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2013).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: April 30, 2014	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Asia Pacific Wire & Cable Corporation  Limited

Audited Consolidated Financial  Statements

As of December 31, 2013 and 2012 and January 1, 2012

Years ended December 31, 2013 and 2012

	INDEX TO FINANCIAL STATEMENTS

	CONTENTS

Report of independent registered public accounting firm		2
Consolidated income statements		3
Consolidated statements of comprehensive income		4
Consolidated balance sheets		5
Consolidated statements of changes in equity		7
Consolidated statements of cash flows		8
Notes to the consolidated financial statements		9
1.	Principal activities and corporate information	9
2.	Basis of preparation	11
2.1	Basis of preparation	11
2.2	Basis of consolidation	11
3.	Summary of significant accounting policies	14
4.	First-time adoption of IFRS	33
5.	Standards issued but not yet effective	40
6.	Segment information	41
7.	Material partly-owned subsidiaries	47
8.	Investment in associates	50
9.	Fair value measurement	53
10.	Other income/expenses and adjustments	55
10.1	Other operating income	55
10.2	Other operating expenses	55
10.3	Finance costs	55
10.4	Finance income	55
10.5	Other income	55
10.6	Other expense	56
10.7	Depreciation, amortization and lease expense included in the consolidated income statements	56
10.8	Employee benefits expense	56
11.	Income tax	57
12.	Assets classified as held for sale	62
13.	Earnings per share	62
14.	Property, plant and equipment	63
15.	Prepaid land lease payments	64
16.	Investment properties	65
17.	Intangible assets	67
18.	Other financial assets and financial liabilities	68
18.1	Other financial assets	68
18.2	Interest-bearing loans and borrowings	70
18.3	Hedging activities and derivatives	71
18.4	Fair values	72
19.	Inventories	74
20.	Trade and other receivables	75
21.	Cash and cash equivalents	76
22.	Equity	76
23.	Employee benefit	78
24.	Trade and other payable	80
25.	Related party transactions	81
26.	Commitments and contingencies	84
27.	Financial risk management objectives	87
28.	Approval of the financial statements	91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and January 1, 2012, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited and subsidiaries at  December 31, 2013 and 2012, and January 1, 2012 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Taipei, Taiwan

April 30, 2014

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2013 and 2012

		2013	2012
	Note	US$’000	US$’000

Sales of goods / services	3.14	460,676	462,265

Cost of sales	10,19	(408,860)	(411,786)

Gross profit		51,816	50,479

Other operating income	10	181	5,825
Selling, general and administrative expenses	10	(34,559)	(34,593)
Other operating expenses	10	(196)	(888)

Operating profit		17,242	20,823

Finance costs	10	(1,734)	(2,195)
Finance income	10	1,306	1,322
Share of loss of associates	8	(211)	(21)
Gain on disposal of investment – held for sale		232	-
Gain on liquidation of subsidiaries		-	279
Exchange gain (loss)		(1,245)	2,411
Other income	10	1,454	1,933
Other expense	10	(260)	-

Profit before tax		16,784	24,552

Income tax expense	11	(5,518)	(7,578)

Profit for the year		11,266	16,974

Attributable to:	13
Equity holders of the parent		5,847	9,694
Non-controlling interests		5,419	7,280

		11,266	16,974

Earnings per share	13
} Basic and diluted profit for the year attributable to equity holders of the parent		$0.42	$0.70

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2013 and 2012

		2013	2012
	Note	US$’000	US$’000

Profit for the year		11,266	16,974
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	22	(15,418)	6,113

Net gain (loss) on available-for-sale financial assets		(1,338)	572
Income tax effect	11	402	(172)

	22	(936)	400

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:

Re-measuring losses on defined benefit plans	23	(51)	(153)
Income tax effect	11	15	46

Defined benefit pension plan, net of tax	22	(36)	(107)

Other comprehensive (loss) income for the year, net of tax		(16,390)	6,406

Total comprehensive (loss) income for the year, net of tax		(5,124)	23,380

Attributable to:
Equity holders of the parent		(5,822)	14,938
Non-controlling interests		698	8,442

		(5,124)	23,380

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,		As of January 1,
		2013	2012	2012
	Note	US$’000	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	21	62,509	72,816	76,672
Other current financial assets – available for sale	9	-	2,378	-
Other current financial assets – derivatives	9, 18	-	-	64
Trade receivables	20	122,893	125,128	98,431
Other receivables	20	11,139	19,495	18,462
Due from related parties	25	3,842	4,066	5,227
Inventories	19	98,194	98,084	78,242
Prepayments		1,559	1,556	3,473
Assets classified as held for sale	12	-	1,281	-
Other current assets		2,113	3,136	2,380

		302,249	327,940	282,951
Non-current assets
Other non-current financial assets – available for sale	9, 18	3,189	4,577	3,981
Other non-current financial assets – held to maturity	18	335	360	-
Property, plant and equipment	14	48,709	47,464	41,184
Prepaid land lease payments	15	1,939	1,957	2,001
Investment properties	9, 16	746	751	743
Intangible assets	17	104	163	136
Investments in associates	8	2,937	3,133	4,435
Other non-current assets		449	914	159
Deferred tax assets	11	3,978	4,492	5,820

		62,386	63,811	58,459

Total assets		364,635	391,751	341,410

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,		As of January 1,
		2013	2012	2012
	Note	US$’000	US$’000	US$’000
Current liabilities
Interest-bearing loans and borrowings	18	41,789	57,845	52,813
Trade and other payables	24	41,369	40,630	21,138
Due to related parties	25	11,126	11,428	14,693
Due to immediate holding company	25	1,732	1,732	1,732
Accruals		13,336	13,245	11,691
Income tax payable	11	9,874	11,180	9,835
Employee benefit liability	23	419	453	1,005
Financial lease liabilities	26	37	167	842
Onerous contracts provisions	3.14	125	291	72
Dividend payable		348	336	265
Other current liabilities		7,617	8,828	4,281

		127,772	146,135	118,367

Non-current liabilities
Employee benefit liability	23	5,455	5,387	2,310
Financial lease liabilities	26	28	76	236
Provisions for employee benefit	23	577	597	507
Deferred tax liabilities	11	2,676	2,396	2,260

		8,736	8,456	5,313
Total liabilities		136,508	154,591	123,680

Equity	22
Issued capital		138	138	138
Additional paid-in capital		110,608	110,608	111,541
Treasury shares		(38)	(6)	-
Retained earnings		51,766	45,919	36,166
Other components of equity		(5,226)	6,443	1,199

Equity attributable to equity holders of the parent		157,248	163,102	149,044
Non-controlling interests	7	70,879	74,058	68,686

Total equity		228,127	237,160	217,730

Total liabilities and equity		364,635	391,751	341,410

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2013 and 2012

	Attributable to the equity holders of the parent
	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Actuarial losses on defined benefit plans	Available-for-sale reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2012	138	111,541	-	36,166	-	1,199	-	149,044	68,686	217,730
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)	-	(6)
Net income	-	-	-	9,694	-	-	-	9,694	7,280	16,974
Other comprehensive (loss) income (Note 22)	-	-	-	-	(54)	203	5,095	5,244	1,162	6,406
Increase in shareholding in a subsidiary	-	(933)	-	59	-	-	-	(874)	(3)	(877)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(3,067)	(3,067)

Balance at December 31, 2012	138	110,608	(6)	45,919	(54)	1,402	5,095	163,102	74,058	237,160
Purchase of treasury shares	-	-	(32)	-	-	-	-	(32)	-	(32)
Net income	-	-	-	5,847	-	-	-	5,847	5,419	11,266
Other comprehensive loss	-	-	-	-	(19)	(476)	(11,174)	(11,669)	(4,721)	(16,390)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(3,877)	(3,877)

Balance at December 31, 2013	138	110,608	(38)	51,766	(73)	926	(6,079)	157,248	70,879	228,127

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013 and 2012

	2013	2012
	US$’000	US$’000
Operating activities:
Profit before tax	16,784	24,552
Adjustments to reconcile profit before tax to net
cash provided by operating activities:
Depreciation	5,590	5,341
Reversal of impairment loss of investment properties	(68)	-
Amortization of prepaid land lease payments	59	59
Amortization of intangible assets	69	80
Gain on disposal of property, plant and equipment	(113)	(354)
Gain on disposal of investment-held for sale	(232)	-
Dividend income	(110)	(109)
Finance income	(1,306)	(1,322)
Finance costs	1,734	2,195
Share of loss of associates	211	21
Noncash other income	(324)	-
Reversal of allowance for trade receivables	196	(709)
Write-back of impairment of inventories	(1,046)	(5,161)
Unrealized foreign exchange difference, net	687	26
Gain on liquidation of subsidiaries	-	(279)
Changes in operating assets and liabilities
Trade and other receivable, net	2,999	(23,473)
Inventories	(5,350)	(12,022)
Prepayment and other current assets	877	1,451
Amounts due to/from related parties	1,696	(2,102)
Other non-current assets	349	497
Trade and other payables, accruals, other current liabilities and other non-current liabilities	3,704	27,100
Cash flows provided by operating activities	26,406	15,791
Dividend received	110	109
Interest received	1,334	1,305
Interest paid	(1,420)	(1,704)
Income tax paid	(5,818)	(4,829)
Net cash provided by operating activities	20,612	10,672
Investing activities:
Purchase of available-for-sale financial assets	-	(2,378)
Proceeds from disposal of available-for-sale financial assets	2,378	-
Purchases of held-to-maturity securities	-	(360)
Purchases of property, plant and equipment	(9,494)	(10,892)
Purchases of intangible assets	(15)	(105)
Proceeds from disposal of held for sale assets	1,512	-
Proceeds from disposal of property, plant and equipment	157	413
Net cash used in investing activities	(5,462)	(13,322)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	(3,877)	(3,067)
Repayments of borrowings	(40,818)	(6,000)
Proceeds from borrowings	25,521	9,888
Share buy-back	(32)	(6)
Acquisition of non-controlling interest	-	(877)
Change in financial lease liabilities	(165)	(870)
Net cash used in financing activities	(19,371)	(932)
Effect of exchange rate changes on cash and cash equivalents	(6,086)	(274)
Net decrease in cash and cash equivalents	(10,307)	(3,856)
Cash and cash equivalents at beginning of year	72,816	76,672
Cash and cash equivalents at end of year	62,509	72,816

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. The Company is principally engaged in owning operating companies engaged in the power cable, telecommunication cable, enameled wire and electronic cable industry. The Company’s registered office is located at Canon’s Court, 22 Victoria Street, Hamilton HM EX, Bermuda. The Company’s executive business office is presently located in Taipei, Taiwan.

The Company’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Company’s Operating Subsidiaries also engage in the distribution of certain wire and cable products manufactured by PEWC and third parties. The Company also provides project engineering services in supply, delivery and installation (the “SDI”) of power cable to certain of its customers. Information on the Company’s operations by segment is included in Note 6.

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

Share Capital Repurchase Program

The Company’s board of directors authorized a share capital repurchase program for its common shares on August 28, 2012, up to $2 million worth of its common shares over the next twelve months. As of December 31, 2013 and 2012 the Company had repurchased 11,100 shares and 1,900 shares, respectively, with a total consideration of $38.  The Company records the value of its common shares held in the treasury at cost.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION (continued)

Put Right and Option

Under the terms of the Amended Shareholders’ Agreement, COF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from COF upon the occurrence of a Put Event, all registrable securities then owned by COF (the “ Put Shares ”), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed (x) from June 28, 2007 through May 31, 2010 at a rate per annum that shall be equal to the Libor rate plus fifty (50) basis points (compounded annually), and (y) from June 1, 2010 until the Put Closing (defined below) at a rate per annum that shall be equal to the Libor rate plus one hundred and fifty (150) basis points compounded annually) (the “ Put Right ”).

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.       BASIS OF PREPARATION

2.1     The consolidated financial statements are prepared in accordance with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board (IASB).

For all periods up to and including the year ended December 31, 2012, the Company prepared its financial statements in accordance with US generally accepted accounting principles (US GAAP).  These financial statements for the year ended December 31, 2013 are the first the Company has prepared in accordance with IFRS as issued by IASB.

The financial statements have been prepared on a historical basis except where otherwise disclosed in the accounting policies. The consolidated  financial  statements  are  presented  in  U.S. Dollars and  all  values  are rounded to  the  nearest  thousand  (US$’000), except when  otherwise  indicated.

2.2     Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2013 and 2012 and January 1,2012, and the results of all subsidiaries for the years ended December 31, 2013 and 2012.

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet respectively. Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

▶   Derecognizes the assets (including goodwill) and liabilities of the subsidiary

▶   Derecognizes the carrying amount of any non-controlling interest

▶   Derecognizes the cumulative transaction differences recorded in equity

▶   Recognizes the fair value of the consideration received

▶   Recognizes the fair value of any investment retained

▶   Recognizes any surplus or deficit in profit or loss

▶   Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss  or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liability.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.       BASIS OF PREPARATION (continued)

2.2     Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
	As of December 31,		AS of January 1,
Place of incorporation and operations	2013	2012	2012
The British Virgin Islands

APWC General Holdings Limited	100%	100%	100%

PRC (APWC) Holding Ltd.	100%	100%	100%

Samray Inc.	100%	100%	100%

Siam (APWC) Holdings Ltd.	100%	100%	100%

Moon View Ltd.	100%	100%	100%

Trigent Investment Holdings Limited	100%	100%	100%

Crown Century Holdings Ltd.	100%	100%	100%

Singapore

Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%	98.30%

Sigma-Epan International Pte Ltd. (“Sigma-Epan”)	100%	100%	100%

Epan Industries Pte Ltd.	100%	100%	100%

Epan Data-Comm System Pte Ltd.	100%	100%	100%

Singvale Pte Ltd.	100%	100%	100%

Malaysia

Elecain Industry Sdn. Bhd.	92.60%	92.60%	92.60%

Sigma-Epan Malaysia Sdn. Bhd.	100%	100%	100%

The People’s Republic of China (“PRC”)

Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”).	100%	100%	95.80%

Shanghai Yayang Electric Co., Ltd. (“SYE”)	66.35%	54.41%	54.41%

Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”).	100%	100%	100%

Hong Kong

Crown Century Holdings Limited (“CCH (HK)”)	100%	100%	100%

Pacific Electric Wire & Cable (Hong Kong) Limited (“PEWC (HK)”)	100%	-	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.       BASIS OF PREPARATION (continued)

2.2     Basis of consolidation (continued)

	Percentage of equity interest
	As of December 31,		AS of January 1,
Place of incorporation and operations	2013	2012	2012
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	99.40%	99.40%	99.40%
Thailand
Charoong Thai Wire and Cable Public Company Limited	50.93%	50.93%	50.93%
(“Charoong Thai”)*
Siam Pacific Electric Wire & Cable Company Limited	50.93%	50.93%	50.93%
(“Siam Pacific”)
Double D Cable Company Limited (“Double D”)	50.93%	50.93%	-
(pre-operating stage)
Hard Lek Limited.	73.98%	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%	99.48%
CTW Beta Co. Ltd.	50.89%	50.89%	50.89%
Siam Fiber Optics Co. Ltd.	30.56%	30.56%	30.56%

* Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

Changes in ownerships in subsidiaries during the years ended December 31, 2013 and 2012 included the following:

(a)      On June 8, 2012 the Charoong Thai’s board of directors resolved to set up Double D. Double D registered its incorporation on August 30, 2012 with Baht 20 million-registered capital and it is wholly owned by Charoong Thai.

(b)      On July 22, 2012 the Company acquired an additional 4.2% shareholding of Ningbo Pacific from PRC joint venture partner. The Company’s interest in Ningbo Pacific increased from 95.8% to 100%.

(c)      On August 19, 2013 the CCH (HK)’s board of directors resolved to acquire a wholly owned Honk Kong company with limited liability (“subsidiary”) and the principal activities of the subsidiary is to carry out trading for PEWSC. On October 25, 2013, CCH (HK) acquired 1 million shares of HK$1 each representing 100% of the issued share capital in "PEWC (HK)".

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1      Current versus non-current classification

The Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset as current when it is:

▶  Expected to be realized or intended to be sold or consumed in the normal operating cycle;

▶  Held primarily for the purpose of trading;

▶  Expected to be realized within twelve months after the reporting period; or

▶  Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:

▶  It is expected to be settled in normal operating cycle;

▶  It is held primarily for the purpose of trading;

▶  It is due to be settled within twelve months after the reporting period; or

▶  There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.2      Operating profit

The operating profit is the profit earned from core business operations.  The value does not include any profit earned from investment and the effects of interest and taxes.

3.3     Fair value measurement

The Company measures financial instruments at fair value at each balance sheet date. In addition, fair values of financial instruments measured at amortized cost are disclosed in Note 18.4.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

▶  In the principal market for the asset or liability, or

▶  In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

▶  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

▶  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

▶  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3      Fair value measurement (continued)

on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.4      Cash and Cash Equivalents

Cash and cash equivalents in the consolidated balance sheet comprise of cash at banks and highly liquid investments with purchased maturities of three months or less. These investments are stated at cost plus accrued interest, which is similar to their market value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts, if applicable.

3.5      Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads based on the normal operating capacity. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and the estimated cost necessary to make the sale.

3.6      Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. When significant parts of property, plant and equipment are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when an entity expects to use them for more than one year.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. A provision shall be recognized when:

(a)   an entity has a present obligation (legal or constructive) as a result of a past event;

(b)   it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(c)    a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision shall be recognized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.6       Property, Plant and Equipment (continued)

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

} Buildings	20-30 years
} Building improvement	5-20 years
} Machinery and equipment	5-15 years
} Motor vehicles	3-10 years
} Office equipment	3-10 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values (presumably nil), useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

Impairment

If circumstances arise which indicate assets might be impaired, a review should be undertaken of their cash generating abilities through either use or sales. This review will produce an amount, which should be compared with the asset’s carrying value, and if the carrying value is higher, the difference must be written off as an impairment adjustment in the income statement. Further detailed methodology used for an impairment test is given in Note 3.11 - Impairment of non-financial assets.

3.7      Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Finance leases

Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the income statement.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating leases

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms. The prepaid land lease payments should be presented current and non-current assets on the face of balance sheet, depending on the amount to be recognized less or more than twelve months after the reporting period.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.8      Borrowing Costs

Borrowing costs are required to be capitalized as part of the cost of the asset if they are directly attributable to the acquisition, construction or productions of a qualifying asset (whether or not the funds have been borrowed specifically). All other borrowing costs are recognized as an expense in the period in which they are incurred.

A qualifying asset is an asset that necessarily takes a substantial period to get ready for its intended use or sale.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Borrowing costs include:

}   interest expense calculated using the effective interest method;

}   finance charges in respect of finance leases; and

}   exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Exchange differences are generally regarded as borrowing costs only to the extent that the combined borrowing costs, including exchange differences, approximate the amount of borrowing costs on functional currency equivalent borrowings.

For specific borrowings, the borrowing costs eligible for capitalization are the actual borrowing costs incurred related to funds that are borrowed specifically to obtain a qualifying asset less any investment income earned on the temporary investment of those borrowings.

For general borrowings, the capitalization rate applied to borrowing costs on the consolidation level will be based on cash management strategy, which might be the weighted average of the group borrowings outstanding during the period.

3.9      Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are carried at historical cost less provisions for depreciation and impairment. Additional costs incurred subsequent to the acquisition of an asset increase the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred. While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 20 to 30 years using the straight-line method.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

International Accounting Standards (“IAS”) 40 requires note disclosure about the fair value of any investment property recorded at cost. See Note 16 – Investment Properties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10    Financial Instruments

(i)   Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.  Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit or loss are carried in the balance sheet at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the income statement.

Derivatives not designated as hedging instruments

A derivative is a financial instrument or other contract within the scope of IAS 39 with all of the following characteristics:

(a)   its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the 'underlying');

(b)   it requires no initial net investment, or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

(c)   it is settled at a future date.

Fair value is the measurement basis for all financial instruments meeting the definition of a derivative.  Change in fair value of non-hedged item is recorded in profit and loss.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10    Financial Instruments  (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the other operating expenses for receivables.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held to maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income or finance cost in the income statement. The losses arising from impairment are recognized in the income statement in finance costs.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale reserve to the income statement in finance costs. Interest earned whilst holding available-for-sale financial investments is reported as finance income using the EIR method.

For a financial asset reclassified out of the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a Company of similar financial assets) is derecognized when:

}The rights to receive cash flows from the asset have expired, or

}The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10    Financial Instruments (continued)

Derecognition (continued)

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

(ii)     Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the income statement.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10    Financial Instruments (continued)

(ii)  Impairment of financial assets (continued)

Trade receivables impairment

For trade receivables, impairment assessment is performed firstly on an individual basis:

A financial asset is impaired (and impairment losses are determined) if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder about the following loss events:

}   significant financial difficulty of the issuer or obligor;

}   breach of contract, such as a default or delinquency in interest or principal payments;

}   the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that would not otherwise be considered;

}   it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

}   the disappearance of an active market for that asset because of financial difficulties (but not simply because the asset is no longer publicly traded ; or

}   observable data indicating that there is a measurable decrease in the estimated future cash flows from a Company of financial assets since initial recognition, although the decrease cannot yet be identified with the individual assets in the Company, including:

●   adverse changes in the payment status of borrowers in the Company (e.g. an increased number of delayed payments); or

●   national or local economic conditions that correlate with defaults on the assets in the Company.

For trade receivables that have been individually assessed, but for which there is no objective evidence of impairment, the review for impairment is performed on a group basis, based on similar credit risk characteristics.

Available-for-sale financial investments

For available-for-sale financial investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a Company of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. The Company's policy considers a significant decline to be one in which the fair value is below the weighted average original cost by more than 20%. A prolonged decline is considered to be one in which the fair value is below the weighted average original cost for a period of more than 12 months. When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10    Financial Instruments (continued)

Available for sale financial investments (continued)

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

(iii)Financial liabilities

Financial liabilities initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts and interest-bearing loans and borrowings.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the income statement.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different  terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

(iv)  Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10    Financial Instruments (continued)

(v)     Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

}    Using recent arm’s length market transactions

}  Reference to the current fair value of another instrument that is substantially the same

}  A discounted cash flow analysis or other valuation models

3.11    Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use. A cash generating unit (CGU) is the smallest group of assets that generates cash inflows that are largely independent of the cash flows from other assets or groups of assets. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or Company of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.12     Intangible assets

Computer software

The costs of acquiring software is capitalized separately as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software. Acquired software (licenses) is stated at cost less accumulated amortization and impairment losses.

Amortization of software applications is charged to operating expenses and/or cost on a straight-line basis over their estimated useful lives, from the date they are available for use.

The residual values and useful lives are reviewed at each balance sheet date and adjusted, if appropriate.

3.13    Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

}    When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

}    In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

}When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

}    In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.13    Taxes  (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertain tax position

An entity’s tax position might be uncertain; for example, where the tax treatment of an item of expense or structured transaction may be challenged by the tax authorities.

Local management should consider each uncertain tax positions individually, by first consider whether each position taken in the tax return is probable of being sustained on examination by the taxing authority. It should recognize a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions are presented in the current tax liability is the total liability for uncertain tax positions.

The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

3.14    Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Sale of manufactured goods and distributed products

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

Supply, Delivery and Installation (“SDI”)

The Company’s supply, delivery and installation services are considered as multiple elements arrangements and are accounted for in accordance with IAS 18. The sale of cables and the installation service are considered as one single arrangement.

Revenue of SDI is accounted for using the percentage-of-completion method, based on the customer certification of the distance of cable laid with respect to the estimated total contract revenue, and in accordance with IAS 11.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.14       Revenue recognition (continued)

When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract shall be made. The recognition of provision for losses shall be in the period in which they become evident. On a quarterly basis, the Company should review the budget and forecast whether a loss provision should be recorded.

Onerous operating contracts

Onerous contract is a type of contract in which the costs of meeting the obligations under the contract are higher than the economic benefits received under the contract.

The Company has contracts to supply products that cost more to produce than originally determined in the contracts due to a rise in raw material costs. The Company established the unavoidable costs of meeting the obligations under the contract as a liability for the contractual responsibilities. The liability has been calculated based on the difference between the copper price on the London Metal Exchange (‘the LME”) at reporting date and the prices determined in the contracts.  As of December 31, 2013 and 2012 and January 1, 2012 the amount of onerous contracts was $125, $291 and $72,respectively.

Bill and hold transaction

For a 'bill and hold' sales transaction, where delivery is delayed at the buyer's request, but the buyer takes title and accepts billing, the Company’s policy is not to recognize revenue until the delivery is made.

Rebates

Based on IAS 18, the amount of revenue arising on a transaction is usually determined by agreement between the entity and the buyer or user of the asset. It is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts and volume rebates allowed by the entity. Consequently, where an entity provides sales incentives to a customer when entering into a contract these are usually treated as rebates and will be included in the measurement of (i.e. deducted from) revenue when the goods are delivered or services provided.

Provisions for rebates based on attainment of sales targets are estimated and accrued as each of the underlying sales transactions is recognized.

Provision for rebate should only be recorded when there is a contractually formal signed rebate contract exists.

At interim dates, if no reliable estimate can be made, the revenue recognized on the transaction should not exceed the consideration that would be received if the maximum rebates were taken. Therefore, the local management should assume that the customers will achieve the necessary sales volume target to earn the maximum rebate. The provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

As of the balance sheet date, local management should recalculate and adjust the provision for rebate based on the actual sales.

Interest income

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statement.

Rental income

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease terms and is included in revenue due to its operating nature.

Dividends

Revenue is recognized when the Company’s right to receive the payment is established, which is generally when shareholders approve the dividend.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.15    Foreign currencies

The Company’s consolidated financial statements are presented in USD, which is also the parent company’s functional currency. For each entity the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of the hedge of the Company’s net investment of a foreign operation. These are recognized in other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

Translation to the presentation currency

The results and financial position of an entity whose functional currency shall be translated into a different presentation currency using the following procedures:

a.        assets and liabilities for each balance sheet presented(ie including comparatives) shall be  translated at the closing rate at the date of that balance sheet;

b.        income and expenses for each statement presenting profit or loss and other comprehensive income (ie including comparatives) shall be translated at exchange rates at the dates of the transactions;

c.        all resulting exchange differences shall be recognized in other comprehensive income; and

d.        for equity items, the historical rate is used; therefore, these equity items are not retranslated.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.16    Employee benefits

The Company has both defined contribution and defined benefit obligation. The liabilities of the Company arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method.

For defined benefit plans, the cost charged to the income statement consists of current service cost, net interest cost and past service cost.  Re-measurements, comprising of actuarial gains and losses but excluding net interest are recognized immediately in the balance sheet with a corresponding debit or credit to retained earnings through other comprehensive income in the period in which they occur.  Re-measurements are not reclassified to profit or loss in subsequent periods.  Contributions to defined contribution plans are charged to the income statement as incurred.  All past service costs are recognized at the earlier of when the amendment occurs.

Significant amendment plan

Whenever there is a significant amendment or settlement of plan to the Company's pension benefit, the local management should engage a qualified actuary to perform the re-measurement of pension obligation.

Compensated absence

The cost of accumulating paid absences should be recognized when employees render the service that increases their entitlement to future paid absences.

The cost of accumulating paid absences should be measured as the additional amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

3.17    Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held.

In calculating diluted EPS, the number of shares should be that used in calculating the basic EPS, plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The earnings figure should be that used for basic EPS adjusted to reflect any post-tax effects from changes that would arise if the potential shares outstanding in the period were actually issued.

3.18  Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity.  No gain or loss is recognized in the profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified and no dividends are allocated to them.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19    Investments in an associate

The Company’s investment in its associates are accounted for using the equity method. An associate is an entity in which the Company has significant influence. Under the equity method, the investment is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the Company’s share of the results of operations of the associate. Any change in other comprehensive income of those investees is presented as part of the Company’s other comprehensive income.  When there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The Company’s share of profit or loss of an associate is shown on the face of the income statement and represents profits or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in “Share of losses of associates” in the income statement.

Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

3.20    Government grant

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, which it is intended to compensate, are expensed.  When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

3.21    Non-current assets held for sale

The Company classifies non-current assets and disposal groups as held for sale/distribution to owners if their carrying amounts will be recovered principally through a sale/distribution rather than through continuing use. Non-current assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for held for sale classification is regarded met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale/distribution to owners are not depreciated or amortized.

When equity method investments are classified as held for sale, the investor discontinues the use of the equity method from the date that the investment (or the portion of it) is classified as held for sale; instead, the associate or joint venture is then measured at the lower of its carrying amount and fair value less cost to sell.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.22     Significant accounting judgements, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements

In the process of applying the Company’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Bill and hold transaction

Revenue from sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer, usually on delivery of the goods.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs to sell is based on best information available to reflect the amount that an entity could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

Fair value disclosure of investment properties

The Company carries its investment properties at cost, and discloses the fair value of the investment properties in footnotes.  The Company engaged an independent valuation specialist to assess fair value. The valuation has been made on the assumption to sell the property interests on the open market in the neighborhood without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests. The method of valuation used to determine the fair value of the investment properties is provided in Note 16.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.22    Significant accounting judgements, estimates and assumptions (continued)

The fair value of financial instruments

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. Please refer to Note 18 for more details.

Impairment of trade receivables

The Company maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Company makes its estimates based on the ageing of its trade receivable balances, customers’ creditworthiness, and historical write-off experience. If the financial condition of its customers was to deteriorate so that the actual impairment loss might be higher than expected, the Company would be required to revise the basis of making the allowance and its future result would be affected.

Refer to Note 20 and Note 27 for more information regarding the impairment of trade receivables and the related credit risks.

Net realizable value of inventory

Net realized value is the estimated selling price in the ordinary course of business less estimated costs to completion and the estimated costs necessary to make the sale. Management makes reference to actual sales prices after reporting date when making their estimate of net realizable value.

Refer to Note 19 for more information regarding the net realizable value of inventory.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results  and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As of December 31, 2013, the Company has $7,739 (2012:$4,219) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $194 (2012: $nil) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $1,566 (2012:$1,341). Further details on taxes are disclosed in Note 11.

Post-employment benefits under defined benefit plans

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rate of 1 to 10 times of their monthly salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees 29 times of their final monthly salary.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.23    Significant accounting judgements, estimates and assumptions (continued)

Post-employment benefits under defined benefit plans (continued)

The cost of the defined benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the limited corporate bond in Thailand, taken into account the yields on Thai Government Bonds and extrapolated maturity corresponding to the expected duration of the defined benefit obligation.

The mortality rate is based on most recent mortality investigation on policyholders of life insurance companies in Thailand. Future salary increases and pension increases are based on expected future inflation rates derived from external economic data and together with historical experience of Charoong Thai.

Further details about the assumptions used, including a sensitivity analysis, are given in Note 23.

Revenue recognition of SDI projects

Changes in percentage of completion would result in changes in contract costs recognised in the statement of comprehensive income during the year. Significant estimation by management is also required in assessing the recoverability of the contracts based on estimated total contract revenue and contract costs.  In making the estimation, management’s evaluation is based on the actual level of work performed and past experience.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       FIRST-TIME ADOPTION OF IFRS

These financial statements, for the year ended December 31, 2013, are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2012, the Company prepared its financial statements in accordance with US GAAP.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2013, together with the comparative period data as of  and for the year ended December 31, 2012, as described in the summary of significant accounting policies. In preparing these financial statements, the Company’s opening balance sheet was prepared as of January 1, 2012, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its US GAAP financial statements, including the balance sheet as of January 1, 2012 and the financial statements as of and for the year ended December 31, 2012.

IFRS 1 requires retrospective application for all IFRS standards effective at the reporting date except for certain mandatory exceptions and optional exemptions from retrospective application.

a)      Mandatory exceptions

The Company has applied the following mandatory exceptions to the retrospective application requirement of IFRS:

▶     Estimates

Estimates made in accordance with IFRS at transition date, and in the comparative period of the first audited IFRS financial statements, shall remain consistent with those determined under US GAAP with adjustments made only to reflect any differences in accounting policies. Under IFRS 1, the use of hindsight is not permitted to adjust estimates made in the past under US GAAP that were based on the information that was available at the time of estimate was determined. Any additional estimates that are required under IFRS, that were not required under US GAAP, are based on the information and conditions that exist at the transition date and in the comparative period of the first audited IFRS financial statements.

▶     Derecognition of financial assets and financial liabilities

Financial assets and liabilities that were derecognition before January 1, 2012 pursuant to US GAAP were not recognized under IFRS.

▶     Non-controlling interests

Non-controlling interests are classified and measured according to IFRS 10. The Company will apply prospectively certain IFRS 10 requirements from the date of transition to IFRS.

The following mandatory exceptions provided by IFRS 1 have not been applied since they are not relevant to the Company:

▶    Hedge accounting

▶    Classification and measurement of financial assets

▶    Embedded derivatives

▶    Government loans

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       FIRST-TIME ADOPTION OF IFRS  (continued)

b)      Optional exemptions

The Company has elected the following optional exemptions from the retrospective application of certain requirements under IFRS:

▶  Cumulative currency translation differences for all foreign operations are deemed to be zero as of January 1, 2012.

▶  IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries, which are considered businesses for IFRS, or of interests in associates that occurred before January 1, 2012. Use of this exemption means that the US GAAP carrying amounts of assets and liabilities, that are required to be recognized under IFRS, is their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS balance sheet. The Company did not recognize or exclude any previously recognized amounts as a result of IFRS recognition requirements.

▶  The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs relating to all qualifying assets after the date of transition.  Similarly, the Company has not restated for borrowing costs capitalized under US GAAP on qualifying assets prior to  the date of transition to IFRS.

▶  The Company has designated unquoted equity instruments held at January 1, 2012 as available-for-sale investments.

c)      Reconciliation between US GAAP and IFRS

The following reconciliations illustrate the reclassification and adjustments from US GAAP to IFRS to the opening balance sheet and to the statement of comprehensive income for the year ended December 31, 2012.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       FIRST-TIME ADOPTION OF IFRS  (continued)

Reconciliation of the consolidated balance sheet as of January 1, 2012 (date of transition to IFRS)

US GAAP items		US GAAP	Re-measurement	Presentation	IFRS	IFRS items

	Note	US$’000	US$’000	US$’000	US$’000
Assets						Assets
Current assets						Current assets
Cash and cash equivalents		76,672	-	-	76,672	Cash and cash equivalents
Unrestricted short-term bank deposits	A	2,529	-	(2,529)	-
Restricted short-term bank deposits	A	12,024	-	(12,024)	-
		-	-	64	64	Other current financial assets – derivatives
Accounts receivable		98,329	-	102	98,431	Trade receivables
	A	-	244	18,218	18,462	Other receivables
Amounts due from related parties		5,227	-	-	5,227	Due from related parties
Inventories	B	79,015	(773)	-	78,242	Inventories
Prepaid expense and other current assets	E	9,716	-	(6,243)	3,473	Prepayments
		-		2,380	2,380	Other current assets
Deferred tax assets	C	5,185	-	(5,185)	-
		288,697	(529)	(5,217)	282,951
Non-current assets						Non-current assets
Investments	D	618	3,363	-	3,981	Other non-current financial assets – available for sale
Property, plant and equipment	E	42,914	1,205	(2,935)	41,184	Property, plant and equipment
	E	-	-	2,001	2,001	Prepaid land lease payments
	E	-	(22)	765	743	Investment properties
		-	-	136	136	Intangible assets
Investments in equity investees		4,435	-	-	4,435	Investments in associates
Other assets		108	(14)	65	159	Other non-current assets
Deferred tax assets	C	517	122	5,181	5,820	Deferred tax assets
		48,592	4,654	5,213	58,459

Total assets		337,289	4,125	(4)	341,410	Total assets

Liabilities and equity						Liabilities and equity
Current liabilities						Current liabilities
Bank loans and overdrafts		52,813	-	-	52,813	Interest-bearing loans and borrowings
Accounts payable		22,148	(413)	(597)	21,138	Trade and other payables
Amounts due to related parties		14,693	-	-	14,693	Due to related parties
Short-term loans from the immediate holding company		1,732	-	-	1,732	Due to immediate holding company
Accrued expenses		10,737	34	920	11,691	Accruals
Income tax liabilities		9,835	-	-	9,835	Income tax payable
	F	-	-	1,005	1,005	Employee benefit liability
		-	-	842	842	Financial lease liability
		-	-	72	72	Onerous contracts provision
		-	-	265	265	Dividend payable
Other current liabilities		5,783	-	(1,502)	4,281	Other current liabilities
		117,741	(379)	1,005	118,367
Non-current liabilities						Non-current liabilities
	F	-	380	1,930	2,310	Employee benefit liability
		-	-	236	236	Financial lease liabilities
		-	-	507	507	Provisions for employee benefit
Other non-current liabilities		3,678	-	(3,678)	-	Other non-current liabilities
Deferred tax liabilities	C	1,181	1,083	(4)	2,260	Deferred tax liabilities
		4,859	1,463	(1,009)	5,313
Total liabilities		122,600	1,084	(4)	123,680	Total liabilities
Shareholders’ equity						Equity
Issued and outstanding shares		138	-	-	138	Issued capital
Additional paid-in capital		111,541	-	-	111,541	Additional paid-in capital
Retained earnings	B,C,F,G	34,545	1,621	-	36,166	Retained earnings
Accumulated other comprehensive income	C,D,F,G	286	913	-	1,199	Other components of equity
Total APWC shareholders’ equity		146,510	2,534	-	149,044	Equity attributable to equity holders of the parent
Non-controlling interests		68,179	507	-	68,686	Non-controlling interests
Total equity		214,689	3,041	-	217,730	Total equity

Total liabilities and equity		337,289	4,125	(4)	341,410	Total liabilities and equity

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       FIRST-TIME ADOPTION OF IFRS  (continued)

Reconciliation of the consolidated balance sheet as of December 31, 2012

US GAAP items		US GAAP	Re-measurement	Presentation	IFRS	IFRS items

	Note	US$’000	US$’000	US$’000	US$’000
Assets						Assets
Current assets						Current assets
Cash and cash equivalents		72,816		-	72,816	Cash and cash equivalents
Unrestricted short-term bank deposits	A	6,210	-	(6,210)	-
Restricted short-term bank deposits	A	11,217	-	(11,217)	-
Held-to-maturity securities	D	2,378	-	-	2,378	Other current financial assets – available for sale
Accounts receivable		125,128	-	-	125,128	Trade receivables
	A	-	-	19,495	19,495	Other receivables
Amounts due from related parties		4,066	-	-	4,066	Due from related parties
Inventories	B	98,521	(437)	-	98,084	Inventories
Prepaid expense and other current assets	E	6,738	-	(5,182)	1,556	Prepayments
	H	-	-	1,281	1,281	Assets classified as held for sale
Other assets		-	-	3,136	3,136	Other current assets
Deferred tax assets	C	3,134	-	(3,134)	-
		330,208	(437)	(1,831)	327,940
Non-current assets						Non-current assets
Investments	D	1,002	3,935	(360)	4,577	Other non-current financial assets – available for sale
		-	-	360	360	Other non-current financial assets – held to maturity
Property, plant and equipment	E	50,396	-	(2,932)	47,464	Property, plant and equipment
	E	-	-	1,957	1,957	Prepaid land lease payments
	E	-	-	751	751	Investment properties
		-	-	163	163	Intangible assets
Investments in equity investees	H	4,414	-	(1,281)	3,133	Investments in associates
Other assets		889	(14)	39	914	Other non-current assets
Deferred tax assets	C	2,475	(214)	2,231	4,492	Deferred tax assets
		59,176	3,707	928	63,811
Total assets		389,384	3,270	(903)	391,751	Total assets
Liabilities and equity						Liabilities and equity
Current liabilities						Current liabilities
Bank loans and overdrafts		57,845	-	-	57,845	Interest-bearing loans and borrowings
Accounts payable		40,616	(413)	427	40,630	Trade and other payables
Amounts due to related parties		11,428	-	-	11,428	Due to related parties
Short term loans from the immediate holding company		1,732	-	-	1,732	Due to immediate holding company
Accrued expenses		13,499	54	(308)	13,245	Accruals
Income tax liabilities		11,225	-	(45)	11,180	Income tax payable
	F	-	-	453	453	Employee benefit liability
		-	-	167	167	Financial lease liability
		-	-	336	336	Dividend payable
		-	-	291	291	Onerous contracts provision
Other current liabilities		10,149	-	(1,321)	8,828	Other current liabilities
		146,494	(359)	-	146,135
Non-current liabilities						Non-current liabilities
	F	-	-	5,387	5,387	Employee benefit liability
		-	-	76	76	Financial lease liabilities
		-	-	597	597	Provisions for employee benefit
Other non-current liabilities		6,060	-	(6,060)	-
Deferred tax liabilities	C	2,219	1,080	(903)	2,396	Deferred tax liabilities
		8,279	1,080	(903)	8,456
Total liabilities		154,773	721	(903)	154,591	Total liabilities
Equity						Equity
Issued and outstanding shares		138	-	-	138	Issued capital
Additional paid-in capital		110,608	-	-	110,608	Additional paid-in capital
Treasury shares		(6)	-	-	(6)	Treasury shares
Retained earnings	B,C,F	45,553	366	-	45,919	Retained earnings
Accumulated other comprehensive income	C,D,F,G	5,424	1,019	-	6,443	Other components of equity
Total APWC shareholders’ equity		161,717	1,385	-	163,102	Equity attributable to equity holders of the parent
Non-controlling interests		72,894	1,164	-	74,058	Non-controlling interests
Total equity		234,611	2,549	-	237,160	Total equity
Total liabilities and equity		389,384	3,270	(903)	391,751	Total liabilities and equity

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       FIRST-TIME ADOPTION OF IFRS  (continued)

Reconciliation of the consolidated statement of total comprehensive income for the year ended December 31, 2012

		US GAAP	RE-measurement	IFRS
	Note	US$’000	US$’000	US$’000

Sales of goods / services		462,265		462,265

Cost of sales	B, F	(410,450)	(1,336)	(411,786)

Gross profit		51,815	(1,336)	50,479

Other operating income		5,482	343	5,825
Selling, general and administrative expenses	F	(32,794)	(1,799)	(34,593)
Other operating expenses		(910)	22	(888)

Operating profit		23,593	(2,770)	20,823

Finance costs		(2,195)	-	(2,195)
Finance income		1,555	(233)	1,322
Share of loss of associates		(21)	-	(21)
Gain on liquidation of subsidiaries		279	-	279
Exchange gain (loss)		2,398	13	2,411
Other income		1,684	249	1,933

Profit before tax from continuing operations		27,293	(2,741)	24,552

Income tax expense	C	(8,383)	805	(7,578)

Profit for the year from continuing operations		18,910	(1,936)	16,974

Other comprehensive income

Exchange differences on translation of foreign operations	B, D, F	6,918	(805)	6,113
Re-measurement gains (losses) on defined benefit plans net of tax	F	(1,956)	1,849	(107)
Net gain on available-for-sale financial assets	D	-	400	400

Other comprehensive income for the year, net of tax		4,962	1,444	6,406
Total comprehensive income for the year, net of tax		23,872	(492)	23,380

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       FIRST-TIME ADOPTION OF IFRS  (continued)

Notes to the reconciliation of equity as of January 1, 2012 and December 31, 2012 and the total comprehensive income for the year ended December 31, 2012

A.     Other receivables

Under IFRS, unrestricted and restricted bank deposits are regarded as loans and receivables in accordance with IAS 39. The Company reclassified unrestricted and restricted bank deposits of $2,529 and $12,024 to other receivables as of January 1, 2012.  As of December 31, 2012, the amounts reclassified from unrestricted and restricted bank deposits to other receivables were $6,210 and $11,217.

B.     Inventories

Under US GAAP, any write-down of inventory to the lower of cost or market creates a new cost basis that subsequently cannot be reversed. Under IFRS, previously recognized impairment losses are reversed up to the amount of the original impairment loss when the reasons for the impairment no longer exist.

C.     Deferred taxes

The various transitional adjustments lead to different temporary differences. According to the accounting policies in Note 3.13, the Company accounts for the tax impact of such differences. Deferred tax adjustments are recognized and recorded in either retained earnings or a separate component of equity as follows:

}  In accordance with the requirements of IAS 1, deferred tax assets or liabilities are classified as non-current. Therefore, deferred tax assets or liabilities, current, are reclassified as non-current. The Company offsets deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously in compliance with IAS 12. As a result of the difference discussed above, deferred tax assets, current decreased from $5,185 to nil and deferred tax assets, non-current increased by $5,185 as of January 1, 2012. The amount reclassified from deferred tax assets, current to deferred tax assets, non-current were $3,134 as of December 31, 2012.

}  For the year ended December 31, 2012, the immediate recognition in profit or loss for the prior year service costs from defined benefit plan amendments according to the requirements established by IAS 19 resulted in a decrease of income tax expense of $805. As a result, a reversal of income tax and deferred tax liability related to undistributed earnings were recognized under IFRS during the fiscal year ended December 31, 2012.

}  Increases in deferred tax liabilities by $1,083 and $1,080 as of January 1 and December 31, 2012, respectively, mainly resulted from the remeasurement on available for sale financial assets as discussed below.

D.     Other current financial assets - available-for-sale

Under US GAAP, the Company accounted for the investment on a fixed or non-fixed income mature on or before the date of maturity at cost and classified as short-term held-to-maturity securities. The Company recorded interest income related to short-term held-to-maturity securities as a component of interest income. The Company classified such investments as available-for-sale financial assets in compliance with IAS 39. The amounts to be reclassified from short-term held-to-maturity securities to available-for-sale financial assets, current were $nil and $2,378 as of January 1, 2012 and December 31, 2012, respectively.

In addition, the Company recorded the investments in equity securities in privately - held companies at cost under US GAAP.  The Company has designated such investments as available-for-sale financial assets in compliance with IAS 39. As the transition to IFRS, the financial asset of $618 was designated as available-for-sale financial assets, non-current. The amounts due to remeasuring fair value through other comprehensive income were $3,363 and $3,935 and the amounts were recognized in the available-for-sale reserve as of January 1, 2012 and December 31, 2012, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       FIRST-TIME ADOPTION OF IFRS  (continued)

E.     Property, plant and equipment

Under US GAAP, the Company accounted for vacant land and office buildings for rent as property, plant and equipment. As property held to earn rent or held for capital appreciation or both fall within the scope of IAS 40, property, plant and equipment, net were reclassified to investment properties by $765 and $751 as of January 1 and December 31, 2012, respectively.

In addition, the Company reclassified land use rights, net of $2,065 and of $2,018 to prepaid land lease payments as they are within the scope of IAS 17 as of January 1, 2012 and December 31, 2012.

F.     Defined benefit plans

For the first time adoption of IFRS, the Company remeasured the defined benefit liability and recognized actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income and transfer within equity. Subsequent reclassification to earnings is not permitted. Current and prior year service costs are recognized immediately in profit or loss.

The transition adjustment resulted in a decrease in retained earnings of $504, consisting:

a.     The recognition of prior year service costs due to a change  in pension plan of $380, net impact to decrease retained earnings by $194

                                        Under IFRS, the adjustment of prior year service cost of $380 was made at the date of transition, which resulted in a decrease in retained earnings of $194 net of tax and non-controlling interests. Therefore, the adjustment resulted in an increase in pension liability.

b.     The recognition of unamortized actuarial losses of $609, net impact to decrease retained earnings by $310

      Under US GAAP, all actuarial gains and losses are recognized in net income (either immediately or in future periods subsequent to when they are initially recognized in other comprehensive income). In contrast, actuarial gains and losses are not recognized in net income under IAS 19 but instead they are recognized in other comprehensive income as they occur and are not subsequently recognized in net income. As a result, the remaining balance of unamortized actuarial losses of $609 under US GAAP was recognized in retained earnings from other comprehensive income. The recognition resulted in a decrease in retained earnings of $310 net of tax and non-controlling interests.

The adjustment for the year ended December 31, 2012, resulted in a decrease in net income of $720.

a.     Immediate recognition of prior year service costs of $2,928, net impact to decrease net income by $990

      Under IFRS, the prior year service costs from plan amendments that increase or decrease vested or unvested benefits should be recognized immediately in net income at the earlier of when the related planed amendment occurs or when the entity recognizes related restructuring cost or termination benefits. As a result, the Company recognized a pension expense of $2,928 from other comprehensive income in the year ended December 31, 2012, the effect of the adjustment resulted in a decrease in net income of $990 after tax and non-controlling interests.

b.     Reversal of the amortization of actuarial losses of $143, net impact to increase in net income of $76

      Since the unamortized actuarial losses have been recognized to retained earnings at date of transition to IFRS, the amortization recognized as expenses in 2012 was reversed. The effect of the reversal resulted in an increase of $76 net of tax and non-controlling interests.

c.     The pension expense of 1.1 million for the year ended 2012 was reclassified to cost of sales

G.     Foreign currency translation

IFRS 1 allows cumulative translations differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gain or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The Company has made the election to deem all cumulative translation differences be reset to zero on transition to IFRS as on January 1, 2012.

H.     Assets classified as held for sale

As of December 31, 2012, the Company reclassified the investment in equity investees of $1,281 to assets classified as held for sale in accordance with IFRS 5.

I.       Statement of cash flows

The transition from US GAAP to IFRS has not had a material impact on the statement of cash flows.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.       STANDARDS ISSUED BUT NOT YET EFFECTIVE

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below.  The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

IFRS 9 which is divided in three distinct phases is designed by the IASB to eventually replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39) in its entirety.  The first phase introduces new requirements for the classification and measurement of financial assets and liabilities.  The second phase addresses the impairment of financial assets, which proposes to replace the incurred loss approach to the impairment of financial assets carried at amortized cost in IAS 39 with an expected credit loss approach, and requires that the expected credit loss approach be applied to other categories of financial instrument, including loan commitments and financial guarantees.  The third phase of the project addresses general hedge accounting.  The IASB expects to issue the completed version of IFRS 9, which will include those limited amendments and the impairment requirements, in the second quarter of 2014.  All phases of IFRS 9 are expected to be applied from the same effective date, the IASB has tentatively decided that the effective date is January 1, 2018.  The Company is currently assessing the impact that may have on its consolidated financial statements.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments are effective for annual periods beginning on or after January 1, 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Company, since none of the entities in the Company would qualify to be an investment entity under IFRS 10.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

The amendments to IAS 32 clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendments are not expected to impact the Company’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect that IFRIC 21 will have material financial impact in future consolidated financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39

The amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments are effective for annual periods beginning on or after January 1, 2014.  The Company does not expect an impact on the consolidated financial statements since the Company does not have the contracts are designated as hedging instruments.

IFRS 8 Operating Segments

The amendments require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the chief operating decision maker.  The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have a material impact on the Company’s consolidated financial statements.

IAS 24 Related Party Disclosures

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have an impact on the Company’s consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.   STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

IFRS 3 Business Combinations (IFRS 3)

The standard is amended to clarify that IFRS 3 does not apply to the accounting for the formation of any joint arrangement under IFRS 11, “Joint Arrangements”. The amendment also clarifies that the scope exemption only applies in the financial statements of the joint arrangement itself. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have an impact on the Company’s consolidated financial statements.

IFRS 13 “Fair Value Measurement” (IFRS 13)

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis. The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 or IFRS 9 regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32, “Financial Instruments: Presentation”. The amendment is effective for annual periods beginning on or after July 1, 2014 and is not expected to have an impact on the Company’s consolidated financial statements.

6.       SEGMENT INFORMATION

Change in reportable segment

The Company and its operating subsidiaries (the “Group”) are located in different countries across the region of Asia Pacific. The Group was organized into business units based on its products and services and had three reportable segments as follows:

▶  The “Manufactured products” segment, which manufactures and distributes its own wire and cable products

▶  The “Distributed products” segment, which distributes wire and cable products manufactured by PEWC and other third party suppliers

▶  The “Supply, delivery and installation (“SDI”)” segment, which provides project engineering services in the supply, delivery and installation of power cable to certain customers

Previously, the Chief Operating Officer (“COO”) who was identified as the chief operating decision maker (“CODM”) was responsible for different products and services lines worldwide under the Group’s organization structure. COO regularly reviewed the operating results of the three reportable segments.

.

In July 2013, the Company changed COO and adjusted the management structure accordingly. The adjusted management organization consists of three segment managers that are responsible for three separate regions of North Asia, Thailand and Rest of World (“ROW”). The three segment managers report to the COO.

Based on the new management approach, the Company has identified its operating segments through the regions including the following three segments effective July 1, 2013:

}  North Asia Region : China and Hong Kong

}  Thailand Region : Thailand

}  ROW Region : Australia and Singapore

As the three operating segments exceed the quantitative thresholds, they are also reportable segments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.       SEGMENT INFORMATION (continued)

Change in reportable segment (continued)

Transfer prices  between  operating  segments  are  on  an  arm’s  length  basis  in  a  manner  similar  to  transactions with third  parties.

Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements. The accounting policies for segment information, including transactions entered between segments are generally the same as those described in the summary of significant accounting policies.

					Corporate Expense
					adjustments
Year ended December 31, 2013	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	117,658	175,347	167,671	460,676	-	460,676
Inter-segment	3,494	117	7,541	11,152	(11,152)	-
Segment net income (loss)	(1,679)	10,969	5,621	14,911	(3,645)	11,266
Depreciation and amortization	1,029	2,947	1,650	5,626	33	5,659
Interest income	68	1,101	134	1,303	3	1,306
Interest expense	(880)	(661)	(170)	(1,711)	(23)	(1,734)
Income tax expense	(328)	(2,969)	(1,726)	(5,023)	(495)	(5,518)

Other disclosures

Capital expenditure	3,827	4,606	1,076	9,509	-	9,509

Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.       SEGMENT INFORMATION (continued)

					Corporate expense
					adjustments
Year ended December 31, 2012	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	123,964	188,629	149,672	462,265	-	462,265
Inter-segment	6,467	14	5,968	12,449	(12,449)	-
Segment net income (loss)	(184)	14,916	6,036	20,768	(3,794)	16,974

Depreciation and amortization	911	2,881	1,595	5,387	34	5,421
Interest income	148	1,065	106	1,319	3	1,322
Interest expense	(1,058)	(916)	(194)	(2,168)	(27)	(2,195)
Income tax expense	(290)	(4,619)	(2,015)	(6,924)	(654)	(7,578)

Other disclosures

Capital expenditure	4,337	5,658	991	10,986	11	10,997

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

Capital expenditure consists of additions of property, plant and equipment, intangible assets and investment properties including assets from the acquisition of subsidiaries.

Inter-segment revenues are eliminated on consolidation.

Reconciliation of profit

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Segment net income	14,911	20,768
Corporate Expense	(3,124)	(3,476)
Gain on disposal of investment held for sale	232	-
Share of net loss of associates	(211)	(21)
Gain on liquidation of subsidiaries	-	279
Inter-segment sales (elimination)	(47)	78
Tax expenses	(495)	(654)

Profit after tax	11,266	16,974

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.       SEGMENT INFORMATION (continued)

					Corporate Expense
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2013
Total assets	70,103	171,855	108,045	350,003	14,632	364,635
Total liabilities	16,635	24,458	40,117	81,210	55,298	136,508
As of December 31, 2012
Total assets	81,127	183,851	109,748	374,726	17,025	391,751
Total liabilities	16,504	22,013	45,180	83,697	71,254	154,951
As of January 1, 2012
Total assets	69,940	166,201	83,959	320,100	21,310	341,410
Total liabilities	17,876	14,167	26,958	59,001	64,679	123,680

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.     SEGMENT INFORMATION (continued)

        Reconciliation of assets:

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Segment operating Assets	350,003	374,726	320,100

Corporate and other assets	4,193	3,182	7,074
Investment in associates	2,937	3,133	4,435
Assets classified as held for sale	-	1,281	-
Other non-current financial assets	3,524	4,937	3,981
Deferred tax assets	3,978	4,492	5,820
Total assets	364,635	391,751	341,410

Reconciliation of liabilities:

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000

Segment operating liabilities	81,210	83,697	59,001

Corporate liabilities	4,959	5,173	6,291
Interest-bearing loans and borrowing	41,789	57,845	52,813
Employee benefit liability	5,874	5,840	3,315
Deferred tax liabilities	2,676	2,396	2,260
Total liabilities	136,508	154,951	123,680

Major customer information

More than 10% of the Company’s total sales for the year ended December 31, 2013 was concentrated on one of our major customers.  Please refer to Note 27(b).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.       SEGMENT INFORMATION (continued)

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Revenues from external customers
Thailand	154,763	167,762
Singapore	102,427	93,285
Australia	59,956	64,402
PRC	128,952	120,763
Vietnam	6,436	6,366
Southeast Asia	8,142	7,376
Northeast Asia	-	2,311

	460,676	462,265

Countries in the Southeast Asia region include:
▶ Cambodia, Indonesia, India, Laos, Malaysia and Myanmar

Countries in the Northeast Asia region include:
▶ Japan and South Korea

Long-lived assets by the country of domicile are summarized as follow:

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Long-lived assets by area:
Thailand	23,370	23,381	19,938
North Asia	13,456	10,405	7,604
ROW	14,666	16,509	16,460
Corporate	6	40	62

Total long-lived assets	51,498	50,335	44,064

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       MATERIAL PARTLY-OWNED SUBSIDIARIES

The Company has a subsidiary with material non-controlling interests (“NCI”). Information regarding the subsidiary is as follows:

Proportion of equity interest held by NCI:

		As of December 31,		As of January 1
Name	Country of incorporation and operation	2013	2012	2012

Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%	49.07%
SYE	China	33.65%	45.59%	45.59%

As of  December 31, 2013, SYE was owned by APWC through Charoong Thai group and Crown Century Holding Ltd. ("CCH") with the effective shareholding of 66.35%, as compared to 54.41% in 2012, in consequence, an effect of $(27) on the equity attributable to the parent arising from changes in percentage of ownership in subsidiary. From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

	As of December 31,		As of January 1
	2013	2012	2012
	US$’000	US$’000	US$’000
Accumulated balances of material NCI:

CTW Consolidated	64,153	66,979	60,755
SYE	3,190	3,417	3,575
Profit / (loss) of material NCI:

CTW Consolidated	1,056	9,295
SYE	(254)	(187)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

The summarized financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statement for 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	175,464	41,251
Cost of sales	(148,861)	(39,699)
Administrative expenses	(12,117)	(1,475)
Finance costs	(1,334)	(832)
Profit before tax	13,152	(755)
Income tax	(2,913)	-
Profit for the year	10,239	(755)
Total comprehensive income	2,153	(755)
Attributable to non-controlling interests	1,056	(254)
Dividends paid to non-controlling interests	3,877	-

Summarized income statement for 2012:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	190,394	42,405
Cost of sales	(165,330)	(40,639)
Administrative expenses	(7,953)	(1,390)
Finance costs	2,205	(787)
Profit before tax	19,316	(411)
Income tax	(4,586)	-
Profit for the year	14,730	(411)
Total comprehensive income	18,942	(411)
Attributable to non-controlling interests	9,295	(187)
Dividends paid to non-controlling interests	3,067	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheet as of December 31, 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	148,319	18,583
Property, plant and equipment and other non-current assets	38,086	2,481
Trade and other payable	(46,734)	(11,584)
Other non-current liabilities	(5,455)	-
Non-controlling interest	(3,479)	-
Total equity	130,737	9,480
Attributable to equity holders of parent	66,584	6,290
Non-controlling interest	64,153	3,190

Summarized balance sheet as of December 31, 2012:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	160,406	16,976
Property, plant and equipment and other non-current assets	35,833	2,773
Trade and other payable	(50,826)	(12,254)
Other non-current liabilities	(5,400)	-
Non-controlling interest	(3,517)	-
Total equity	136,496	7,495
Attributable to equity holders of parent	69,517	4,078
Non-controlling interest	66,979	3,417

Summarized balance sheet as of January 1, 2012:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	146,311	14,508
Property, plant and equipment and other non-current assets	31,890	3,153
Trade and other payable	(48,497)	(9,820)
Other non-current liabilities	(2,453)	-
Non-controlling interest	(3,438)	-
Total equity	123,813	7,841
Attributable to equity holders of parent	63,058	4,266
Non-controlling interest	60,755	3,575

Summarized cash flow information for the year ended December 31, 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	15,644	(1,715)
Investing	771	(72)
Financing	(11,772)	1,819
Effect of changes in exchange rate on cash	511	(3)
Net increase in cash and cash equivalents	5,154	29

Summarized cash flow information for the year ended December 31, 2012:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	13,040	406
Investing	(8,392)	(29)
Financing	(11,900)	224
Effect of changes in exchange rate on cash	(73)	(14)
Net (decrease) / increase in cash and cash equivalents	(7,325)	587

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.         INVESTMENTS IN ASSOCIATES

The associates of the Company are set out below:

Company Name	Nature of business	Country of incorporation	Percentage of equity interest
			As of December 31		As of January 1
			2013	2012	2012

Shandong Huayu Pacific Fiber Optics Communications Co., Ltd.(“Shandong Huayu”) (Note 12)	Manufacturing of optic fibers	PRC	-	-	48.73%

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%	25.00%

Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%	49.00%

Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd. (“Lox Pac”))	Providing telecommunication service	Thailand	21.39%	21.39%	21.39%

Loxley Pacific Hong Kong Co., Limited (“Loxley HK”)	Investment & holding company	Hong Kong	28.06%	-	-

	As of December 31,
	2013	2012
	US$’000	US$’000
Balance at January 1	3,133	4,435
Additions	16	-
Capital return	(16)	-
Share of loss of associates	(211)	(21)
Investment classified to held for sale (Note 12)	-	(1,281)
Exchange difference	15	-

Balance at December 31	2,937	3,133

The investments in Lox Pac and Loxley HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.       INVESTMENTS IN ASSOCIATES (continued)

The Company’s investments in associates are accounted for using the equity method in the consolidated financial statements.

        The following table summarized financial information of the Company’s investments in associates.

	As of December 31,		As of January 1,
	2013	2012	2012

	US$’000	US$’000	US$’000
Current assets	92,044	81,769	54,968
Non-current assets	16,231	13,259	17,961
Current liabilities	(84,188)	(71,867)	(44,870)
Non-current liabilities	(2,937)	(303)	(1,156)

Equity	21,150	22,858	26,903

	2013	2012
	US$’000	US$’000
Revenue	49,813	57,467
Loss for the year (continuing operations)	(874)	(1,067)

As of December 31, 2013 and 2012 and January 1, 2012, the Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.       FAIR VALUE MEASUREMENT

The following table provides the fair value measurement hierarchy of the Company’s assets.

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2013:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial investments (Note 18.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2013	3,189	-	-	3,189
Assets for which fair values are disclosed:
Investment properties (Note 16)
Land	December 31, 2013	11,437	-	-	11,437
Office buildings	December 31, 2013	617	-	-	617

           There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.       FAIR VALUE MEASUREMENT (continued)

The following table provides the fair value measurement hierarchy of the Company’s assets.

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2012:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:

Available-for-sale financial investments (Note 18.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2012	4,577	-	-	4,577
Unquoted debt securities
RMB structured deposits	December 31, 2012	2,378	-	2,378	-
Assets for which fair values are disclosed:
Investment properties (Note 16)
Land	December 31, 2012	11,221	-	-	11,221
Office buildings	December 31, 2012	655	-	-	655

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.     FAIR VALUE MEASUREMENT (continued)

The following table provides the fair value measurement hierarchy of the Company’s assets.

Quantitative disclosures fair value measurement hierarchy for assets as of January 1, 2012:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial investments (Note 18.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	January 1, 2012	3,981	-	-	3,981

Other current financial assets-derivatives (Note 18.1)

Foreign exchange forward contracts – US dollar	January 1, 2012	64	-	64	-
Assets for which fair values are disclosed:
Investment properties (Note 16)
Land	January 1, 2012	10,854	-	-	10,854
Office buildings	January 1, 2012	634	-	-	634

Â

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.      OTHER INCOME/EXPENSES AND ADJUSTMENTS

10.1    Other operating income

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Recovery of losses from flooding	-	4,762
Reversal of allowance for trade receivables	-	709
Reversal of allowance for investment properties	68	-
Gain on disposal of property, plant, and equipment	113	354

Total Other operating income	181	5,825

10.2    Other operating expenses

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Charge related to flooding	-	(888)
Allowance for trade receivables	(196)	-

Total other operating expenses	(196)	(888)

10.3      Finance costs

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Interest on debts and borrowings	(1,339)	(1,649)
Finance charges payable under finance leases and hire purchase contracts	(19)	(41)

Total interest expenses	(1,358)	(1,690)

Banking charges	(376)	(505)

Total finance costs	(1,734)	(2,195)

10.4      Finance income

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Interest Income	1,306	1,322

10.5    Other income

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Sales of scrap copper	392	564
Net gain on financial instruments	-	603
Dividend income	110	109
Others	952	657

Total other income	1,454	1,933

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.     OTHER INCOME/EXPENSES AND ADJUSTMENTS (continued)

10.6    Other expenses

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Net loss on financial instruments	(207)	-
Others	(53)	-

Total other expenses	(260)	-

10.7      Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,582	4,235
Included in selling expenses:
Depreciation – tangible assets	223	181
Included in general and administrative expenses:
Depreciation – tangible assets	767	907
Amortization – Intangible assets	69	80
Amortization – prepaid land lease payment	59	59
Depreciation – investment property	18	18
Minimum lease payments recognised as an operating lease expense	1,301	866
	7,019	6,346

10.8      Employee benefits expenses

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
Included in cost of sales:
Wages and salaries	14,852	13,935
Labor and health insurance costs	140	135
Pension costs	1,081	2,017
Other employment benefits	917	784
Included in selling expenses:
Wages and salaries	3,778	3,721
Labor and health insurance costs	21	20
Pension costs	333	426
Other employment benefits	88	72
Included in general and administrative expenses:
Wages and salaries	9,876	8,796
Labor and health insurance costs	156	119
Pension costs	488	1,561
Director fees	2,120	1,352 740
Other employment benefits	495

Total employee benefits expenses	34,345	33,678

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.    INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the two years ended December 31, 2013, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the corporate income tax rate was 30% for the year ended December 31, 2011 and a withholding tax of 10% is levied on dividends received by the Company. CTW is listed on Stock Exchange of Thailand (“SET”). Its applicable corporate income rate was 25% for the first 300 million Baht of net profit and 30% for the amount exceeding 300 million Baht. The reduced rate of taxation applied for listed companies for three accounting periods from 2008 to 2010. As a part of an initiative to promote Thailand’s competitiveness, the Thai Government announced in Royal Decree (No. 530) to provide for a reduction of corporate income tax from 30% to: (1) 23% for any accounting periods commencing between January 1, 2012 and December 31, 2012; (2) 20% from any accounting periods commencing between January 1, 2013 and December 31, 2014. In Australia, the corporate income tax rate was 30% for 2011/2012 and 2012/2013 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the two years ended December 31, 2013.

Pursuant to the Corporate Income Tax Law (“the CIT Law”) of the PRC that came into effect on January 1, 2008, all the enterprises generally are subject to corporate income tax at an effective rate of 25% on income as reported in their statutory accounts. An enterprise located in specially-designated regions or cities and eligible for the preferential policy in the form of a reduced tax rate shall have five years from the time when the CIT Law takes effect to transition progressively to the legally prescribed tax rate. During this period, an enterprise that enjoyed the 15% corporate income tax rate shall be subject to the 18% tax rate for the year 2008, 20% for the year 2009, 22% for the year 2010, 24% for the year 2011, and 25% from the year 2012 onwards.

PEWS is located in Shenzhen, which is a region where preferential tax rates apply and qualified for a reduced rate of taxation of 22% and 24% for the years 2010 and 2011, respectively.  PEWS is the only subsidiary of the Company in the PRC that qualified for the preferential tax rates under the CIT Law.  For PEWS, the unified tax rate of 25% applied with effect from January 1, 2012.

Under the CIT law, dividend distributions of profits earned prior to January 1, 2008 to foreign investor(s) are exempt from withholding tax; distribution of the profits earned after January 1, 2008 is subject to withholding tax of 10%, reduced to 5% under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income provided that the Hong Kong holding company, CCH (HK) qualified as the “beneficial owner” of the dividend income under Guoshuifa [2009] No.601. The Management of APWC decided to simplify the CCH (HK) to have the sole function of controlling and directing its subsidiaries. CCH (HK) does not carry on substantive business activities effective early 2013. This may lead it does not qualify as the “beneficial owner” of the dividend income under Circular 601 to be applicable to withholding tax of 5%.  As such, the withholding tax for 2013 was calculated based on 10% tax rate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2013 and 2012 are:

Consolidated income statement

	2013	2012
	US$’000	US$’000

Current income tax:
Current income tax charge	4,725	6,042
Deferred tax:
Relating to origination and reversal of temporary differences	793	1,536

Income tax expense reported in the income statement	5,518	7,578

Consolidated statement of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Unrealized gain (loss) on available-for-sale financial assets	(402)	172
Net loss on actuarial gains and losses	(15)	(46)

Income tax charged to other comprehensive (loss) income	(417)	126

The parent company’s tax is filed in Bermuda, which does not have a statutory tax rate. The provision for income taxes differs based on the tax incurred by the Operating Subsidiaries, in their respective jurisdiction. The Company determines its statutory tax rate based on its major commercial domicile that is its subsidiaries in Thailand. The reconciliation of the statutory tax rate and the Company’s effective tax rate is as follows:

	2013	2012
	US$’000	US$’000

Profit before tax	16,784	24,552
Tax at statutory rate of 20% (2012: 23%)	3,356	5,645
Foreign income taxed at different rate	930	694
Expenses not deductible for tax purpose	100	277
Utilization of previously unrecognised tax losses	(10)	(31)
Net deferred tax asset not recognized	656	281
Written-off deferred tax	-	17
Tax exempt on income	(43)	(99)
Uncertain tax position	82	34
Return to provision adjustment	(151)	-
Deferred tax liability arising from undistributed earnings	239	303
Effect of changes in temporary differences to be realized in different periods with different enacted tax rates	(36)	19
Withholding tax on dividends	584	427
Others	(189)	11

Income tax expense reported in income statement	5,518	7,578

At the effective income tax rate of 32.88% (2012:30.87%)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet			Consolidated income statement
	As of December 31,		As of January 1,	For the year ended Decembers 31,
	2013	2012	2012	2013	2012
	US$’000	US$’000	US$’000	US$’000	US$’000

Outside basis differences	(2,690)	(2,451)	(2,148)	239	302
Revaluations of available-for-sale investment to fair value	(779)	(1,181)	(1,009)	(1)	-
Book over tax basis in subsidiary	(33)	(35)	(49)	2	(14)
Accrued interest income	(68)	(63)	(49)	10	14
Unutilized building allowance (net)	(231)	-	-	231	-
Unused tax losses	194	-	306	(197)	326
Allowance for doubtful accounts	131	298	572	143	291
Inventory impairment	279	447	864	137	444
Allowance for impairment in investments	410	469	521	33	66
Rebates and other accrued liabilities	774	1,308	1,983	417	716
Unpaid retirement benefits	1,659	1,659	879	(114)	(740)
Charges related to flooding in Thailand	-	8	874	8	895
Deferred revenue and cost of sales	690	613	320	(118)	(282)
Actuarial loss	62	46	-	(1)	-
Unabsorbed depreciation	893	978	496	19	(482)
Allowance for investment property impairment	11	-	-	(15)	-
Deferred tax expenses				793	1,536
Net deferred tax assets	1,302	2,096	3,560

Reflected in the balance sheet as follows:

Deferred tax assets	3,978	4,492	5,820
Deferred tax liabilities	(2,676)	(2,396)	(2,260)
Deferred tax assets, net	1,302	2,096	3,560

Reconciliation of deferred tax assets, net

	2013	2012
	US$’000	US$’000

Opening balance as of January 1	2,096	3,560
Tax income/(expenses) during the period recognized in profit or loss	(793)	(1,536)
Tax income/(expenses) during the period recognized in other comprehensive income	417	(126)
Exchange difference on translation foreign operations	(418)	198
Closing balance as of December 31	1,302	2,096

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     INCOME TAX (continued)

As of December 31, 2013 and 2012 and January 1, 2012, the Company has available unused net operating losses which arose in Thailand, China and Singapore that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,		As of January 1,
Year of expiration	2013	2012	2012
	US$’000	US$’000	US$’000
2012	-	-	656
2013	-	477	461
2014	161	864	853
2015	866	361	356
2016	842	856	839
2017	1,594	1661	-
2018	3,288	-	1,801
No expiration	988	-	-
	7,739	4,219	4,966

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Company were able to recognize all unrecognized deferred tax assets, the profit would increase by $1,566 (2012:$ 1,341).

There are no income tax consequences attached to the payment of dividends in either 2013 or 2012 by the Company to its shareholders.

As of December 31, 2013 and 2012 and January 1, 2012, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore.  The Company’s tax years from 2008 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     INCOME TAX (continued)

           A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions
	2013	2012
	US$’000	US$’000
Balance as of January 1	2,302	2,640
Additions based on tax positions related to the current year	72	28
Decrease due to lapses in statute of limitations	(108)	(366)

Balance as of December 31	2,266	2,302

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2013 and 2012 and January 1, 2012, the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $2,266, $2,302 and $2,640, respectively.

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	2,368	2,143	1,783
Accrued penalties on uncertain tax position	2,176	2,284	2,256

Total accrued interest and penalties on uncertain tax position	4,544	4,427	4,039

The Company recognized $225 and $108 in interest and penalties for the year ended December 31, 2013, $360 and $28 in interest and penalties for the year ended December 31, 2012, respectively.

               The Company consider each uncertain tax positions individually, by first consider whether each position taken in the tax return is probable of being sustained on examination by the taxing authority. It should recognize a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions are presented in the current tax liability is the total liability for uncertain tax positions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    ASSETS CLASSIFIED AS HELD FOR SALE

The Company held a 48.73% interest in Shandong Huayu which engages in the manufacture of optic fibers. The remaining 51.27% was owned by Shandong Pacific Fiber Optics Cable Co., Ltd.  On December 20, 2012, the Company’s board of directors approved disposal of Shandong Huayu for RMB 9.5 million (approximate $1.5 million) to Shandong Pacific Fiber Optics Cable Co., Ltd. The transaction was completed on January 15, 2013.  As of December 31, 2012, the investment in Shandong Huayu was classified as assets held for sale when required criteria was met.

13.    EARNINGS PER SHARE

Earnings per share are calculated by dividing net profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the treasury shares disclosed in Note 22. The treasury shares transaction resulted in an immediate reduction in outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended December 31,
	2013	2012
	US$’000	US$’000
	(except for number of shares and earnings per share)

Numerator:
Net profit attributable to APWC from continuing operations	5,847	9,694
Net profit attributable to APWC from discontinued operations	-	-
Net profit attributable to APWC	5,847	9,694

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,820,200	13,830,751

Earnings per share – basic and diluted
Continuing operations	0.42	0.70
Discounted operations	-	-
Total earnings per share – basic and diluted	0.42	0.70

Income from continuing operations attributable to non-controlling interests are $5,419 and $7,280 for the years ended December 31, 2013 and 2012, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.    PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
At January 1, 2012	5,446	46,935	2,456	118,892	4,398	6,560	3,384	188,071
Additions	-	57	52	958	321	302	8,383	10,073
Disposals	-	(17)	(9)	(7,791)	(431)	(524)	-	(8,772)
Transfer	-	90	571	4,550	98	86	(5,452)	(57)
Exchange differences	235	1,783	82	4,382	153	175	103	6,913

At December 31, 2012	5,681	48,848	3,152	120,991	4,539	6,599	6,418	196,228

Additions	-	-	36	584	642	586	7,646	9,494
Disposals	-	(17)	-	(15,558)	(383)	(540)	-	(16,498)
Transfer	-	5,139	641	2,868	232	72	(8,952)	-
Exchange differences	(598)	(3,245)	(206)	(8,173)	(300)	(414)	(42)	(12,978)

At December 31, 2013	5,083	50,725	3,623	100,712	4,730	6,303	5,070	176,246

Depreciation
At January 1, 2012	-	(27,234)	(2,279)	(108,341)	(3,163)	(5,870)	-	(146,887)
Depreciation charge for the year	-	(1,921)	(59)	(2,503)	(524)	(316)	-	(5,323)
Depreciation on disposals	-	12	9	7,742	428	522	-	8,713
Transfer	-	-	-	-	-	-	-	-
Exchange differences	-	(1,100)	(75)	(3,879)	(83)	(130)	-	(5,267)

At December 31, 2012	-	(30,243)	(2,404)	(106,981)	(3,342)	(5,794)	-	(148,764)

At December 31, 2012	-	(30,243)	(2,404)	(106,981)	(3,342)	(5,794)	-	(148,764)
Depreciation charge for the year	-	(1,894)	(109)	(2,661)	(559)	(349)	-	(5,572)
Depreciation on disposals	-	17	-	15,549	351	537	-	16,454
Transfer	-	-	-	1	-	(1)	-	-
Exchange differences	-	2,362	167	7,251	213	352	-	10,345

At December 31, 2013	-	(29,758)	(2,346)	(86,841)	(3,337)	(5,255)	-	(127,537)

Net book value
At December 31, 2013	5,083	20,967	1,277	13,871	1,393	1,048	5,070	48,709
At December 31, 2012	5,681	18,605	748	14,010	1,197	805	6,418	47,464
At January 1, 2012	5,446	19,701	177	10,551	1,235	690	3,384	41,184

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.     PROPERTY, PLANT AND EQUIPMENT (continued)

Capitalized borrowing costs

Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. The capitalized interest was related to and has been included as part of the cost of Ningbo Pacific’s construction in progress.

The amount of borrowing costs capitalized during the years ended December 31, 2013 and 2012, was $30 and $69, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was in the range of 1.5% to 6.23% and 1.7% to 6.77%, during each of 2013 and 2012, respectively.

Financial leases under property, plant and equipment

The carrying value of motor vehicles under financial leases as of December 31, 2013 and 2012 and January 1, 2012 was $8, $52 and $98, respectively.

Pledge

Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 27.

15.    PREPAID LAND LEASE PAYMENTS

	2013	2012
	US$’000	US$’000
Carrying amount as of January 1,	2,018	2,065
Recognized lease expense during the year	(59)	(59)
Exchange difference	40	12
Carrying amount as of December 31,	1,999	2,018
Current portion included in prepayments	60	61
Non-current portion	1,939	1,957

           The property land is situated in Mainland China and is held under a long-term operating lease for 33 – 50 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.    INVESTMENT PROPERTIES

The net book value of investment properties as of December 31, 2013 and 2012 and January 1, 2012 was as follow:

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of January 1, 2012 :
Cost	602	359	961
Less: Accumulated depreciation	-	(112)	(112)
Less: Accumulated impairment	(106)	-	(106)

Net book value	496	247	743

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2012 :
Cost	624	371	995
Less: Accumulated depreciation	-	(135)	(135)
Less: Accumulated impairment	(109)	-	(109)

Net book value	515	236	751

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2013
Cost	581	345	926
Less: Accumulated depreciation	-	(142)	(142)
Less: Accumulated impairment	(38)	-	(38)

Net book value	543	203	746

A reconciliation of the net book value of investment properties was as follow:

	2013	2012
	US$’000	US$’000
Net book value at January 1	751	743
Depreciation (included in administrative expenses)	(18)	(18)
Reversal of impairment loss	68	-
Exchange difference	(55)	26
Net book value at December 31	746	751

Investment properties are carried at historical cost less accumulated depreciation and impairment. Land is not depreciated and office buildings are depreciated on a straight-line basis over the estimated useful lives from 20 to 30 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.     INVESTMENT PROPERTIES (continued)

The amount recognized in profit arising from the investment properties for the years ended December 31, 2013 and 2012 was as follow:

	2013	2012
	US$’000	US$’000
Rental income derived from investment properties	21	21
Direct operating expenses (including repairs and maintenance) generating rental income	(1)	(1)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(1)	(1)
Net profit arising from investment properties carried at cost	19	19

The fair value of the investment properties are stated below:

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Land not being used for operation	11,437	11,221	10,854
Office building for rent	617	655	634

The fair value of aforementioned investment properties have been determined based on the valuation performed by  independent appraisers and is considered a level 3 measurement.  The valuation has been made on the assumption to sell the property interests in the open market in the neighborhood without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which would serve to increase the value of the property interests. The valuation adopted market comparison approach to estimate the fair market value of the properties. Under the market comparison approach, the appraisal is based on recent sales and listings of comparable property. Adjustments were made for differences between the subject property and those actual sales and listings regarded as comparable. The factors which used for considering the property valuation include the significant unobservable inputs, such as location, transportation, land uses, facilities, neighboring area, land characteristics, potential, regulations and liquidity.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    INTANGIBLE ASSETS

Computer software

	2013	2012
	US$’000	US$’000
Cost
At January 1	342	233
Addition	15	105
Exchange difference	(11)	4
At December 31	346	342

Accumulated amortization
At January 1	(179)	(97)
Amortization	(69)	(80)
Exchange difference	6	(2)
At December 31	(242)	(179)

Net book value
At December 31	104	163
At January 1, 2012	136

The cost of acquiring software is capitalized separately as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software. Intangible assets are stated at cost less accumulated amortization. Amortization of intangible assets are charged to operating expenses and cost on a straight-line basis over 5 years from the date they are available for use.

.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES

        18.1 Other financial assets

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000

Financial instruments at fair value through profit or loss
Foreign exchange forward contracts (Note 18.3)	-	-	64

Total financial instruments at fair value through profit or loss	-	-	64

Assets held-to-maturity
Quoted debt securities	335	360	-
Total assets held-to-maturity	335	360	-

Available for sale investments
Unquoted equity shares	3,189	4,577	3,981
Unquoted debt securities	-	2,378

Total available for sale investments	3,189	6,955	3,981

Total other financial assets	3,524	7,315	4,045

Total current	-	2,378	64

Total non-current	3,524	4,937	3,981

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss reflect the positive change in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchases.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.     OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

18.1    Other financial assets (continued)

Assets held-to-maturity – quoted debt securities

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

The market yield is close to coupon rate. The fair value approximated its amortized cost as of December 31, 2013 and 2012.

Available-for-sale investments - unquoted equity shares

The investments in shares of a non-listed company, which are recognized initially at fair value plus transaction costs. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as the other comprehensive income. It consists of the investments in Thai Metal Processing Co., Ltd, (“TMP”) which is engaged in the fabrication of copper rods. During the years ended December 31, 2013 and 2012, the Company received dividends of $110 and $109 from TMP, respectively, which were recorded in other income in the consolidated income statements.

Available-for-sale investments - unquoted debt securities

The Company has investments with a maturity date of less than one year on fixed or non-fixed income, the Company recorded interest income related to the investments amounting to $24 and $101 as a component of interest income for the years ended December 31, 2013 and 2012, respectively. The estimated fair value of the investments are approximately their amortized cost.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.     OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

18.2  Interest-bearing loans and borrowings

			As of December 31,				As of January 1,
	Interest rate	Maturity	2013		2012		2012
	%		Local currency ‘000	US$’000	Local currency ‘000	US$’000	Local currency ‘000	US$’000
Current Interest-bearing loans and borrowings
Bank loans	3.3	Aug 2014	USD1,500	1,500	-	-	-	-
Bank loans	6.23 ~ 7.89	Apr 2012 ~ Nov 2014	RMB69,292	11,336	RMB62,100	9,844	RMB56,500	8,886
Term loans	Sibor +2.5	Mar 2013 ~ Dec 2016	-	-	USD14,000	14,000	USD5,000	5,000
Trust receipt	Sibor +1.5	Jan 2012 ~ Jun 2014	THB748,589	22,779	THB908,557	29,697	THB1,087,284	34,251
Trust receipt	1.90 ~ 2.43	Dec 2012 ~ Dec 2014	SGD7,832	6,174	SGD5,268	4,304	SGD6,074	4,676
Total current interest-bearing loans and borrowings				41,789		57,845		52,813

Under the line of credit arrangements for short-term debt with the Company’s bankers, the Company may borrow up to approximately $269,990, $336,053 and $316,369 as of December 31, 2013 and 2012 and January 1, 2012, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2013 and 2012 and January 1, 2012, the unused portion of the credit lines was approximately $171,735, $227,147 and $224,640, respectively, which included unused letters of credit amounting to $106,480, $144,183 and $128,409, respectively. Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2013 and 2012 and January 1, 2012, the Company had open letters of credit totaling $33,668, $39,793 and $49,596, respectively.  Liabilities relating to the letters of credit are included in current liabilities.

During 2011, CCH (HK) entered into a bank loan agreement with Bangkok Bank Hong Kong Branch with a total loan amount of US$ 14 million and a trade facility of US$ 8 million. The loan carried an interest rate of SIBOR (Singapore Inter-bank Borrowing Rate) plus 2.5% for a period of 5.5 years, adjusted on a quarterly basis. The bank loan was guaranteed by the Company, as guarantor. As of January 1, 2012, CCH (HK) was not in compliance with certain financial and non-financial loan covenants and the loan became callable on demand. The outstanding balance was classified as current liabilities as of January 1, 2012.  As of December 31, 2012, the loan was classified as current liabilities and it had been fully repaid in 2013.  For information with respect to the collateral, please refer to Note 27.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.     OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

18.3    Hedging activities and derivatives

           Derivatives not designated as hedging instruments

Foreign currency risk

The Company enters into foreign exchange forward contracts with the intention to reduce the foreign exchange risk of expected sales and purchases, these contracts are not designated in hedge relationships and are measured at fair value through profit or loss. These contracts are entered into the periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

As of December 31, 2013 and 2012 and January 1, 2012, the Company had outstanding forward contracts with notional amounts of $nil, $nil and $2,317, respectively. The outstanding forward contracts as of January 1, 2012 expired on January 16, 2012. The Company recognized gains amounted to $nil and $64 for the years ended December 31, 2013 and 2012, respectively, in the consolidated income statements.

           The forward contract balance vary with expected foreign currency transactions and changes in foreign exchange rate.

	As of December 31,				As of January 1,
	2013		2012		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	-	-	-	-	64	-

           Commodity price risk

The Company purchases copper on an ongoing basis as its operating activities require a continuous supply of copper for the manufactured products. The Company exercises rigorous controls through the commodity forward contracts to reduce its exposure to the fluctuations in market prices for cooper for selected operating units. The majority of these transactions take the form of contracts that are entered into and continue to be held for the purpose of receipt or delivery of the copper in accordance with the Company’s expected sales or production timing or usage requirements. Such contracts are not within the scope of hedging accounting, or derivatives. To date, these contract positions have not had a material effect on the Company’s financial position, results of operations or cash flow.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.     OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

18.4     Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount			Fair value
	As of December 31,		As of January 1,	As of December 31,		As of January 1,
	2013	2012	2012	2013	2012	2012
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	62,509	72,816	76,672	62,509	72,816	76,672
Trade receivables	122,893	125,128	98,431	122,893	125,128	98,431
Other receivables	11,139	19,495	18,462	11,139	19,495	18,462
Other current financial assets – available for sale	-	2,378	-	-	2,378	-
Other current financial assets - derivatives	-	-	64	-	-	64
Due from related parties	3,842	4,066	5,227	3,842	4,066	5,227
Financial assets-non-current
Other non-current financial assets – available for sale	3,189	4,577	3,981	3,189	4,577	3,981
Other non-current financial assets -held to maturity	335	360	-	335	360	-
Total	203,907	228,820	202,837	203,907	228,820	202,837

Financial Liabilities-current
Interest-bearing loans and borrowings	41,789	57,845	52,813	41,789	57,845	52,813
Trade and other payables	41,369	40,630	21,138	41,369	40,630	21,138
Due to related parties	11,126	11,428	14,693	11,126	11,428	14,693
Due to immediate holding company	1,732	1,732	1,732	1,732	1,732	1,732
Financial lease liabilities	37	167	842	37	167	842
Financial Liabilities-non-current
Financial lease liabilities	28	76	236	28	76	236
Total	96,081	111,878	91,454	96,081	111,878	91,454

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

▶      Cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, due to immediate holding company and financial lease liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

▶      Fixed-rate and variable-rate receivables/borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of December 31, 2013, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.     OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

18.4     Fair values (continued)

▶  Fair value of  other current financial assets - available for sale and derivatives is derived  from  quoted  market  prices.

▶  Fair value of  unquoted  available-for-sale  financial  assets  is  estimated  using  appropriate  valuation techniques.

▶  Fair value of  interest-bearing borrowings and loans and other non-current financial assets - held to maturity are determined by using discounted cash flow method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk as of December 31, 2013 was assessed to be insignificant.

Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Range (weighted average)	Sensitivity of the input to fair value
				2013	2012
Financial assets
Available-for-sale financial investments in unquoted equity instruments	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $234	5% decrease in the discount would increase in fair value by $333

The Company estimates the fair value of available-for-sale financial investments in unquoted equity shares by using the market approach (market comparatives approach). The key in this method is the selection of quoted comparable companies and accommodate adjustments to bring the accounts of different companies into a broadly consistent framework for analysis. Then, select appropriate Indicators of Value. The followings should be taken into account:

}   Enterprise Value (EV) versus Market Capitalization;

}   Earnings-based: EBITDA +/or EBIT versus Net Earnings +/or Net Cash Flow

}   Balance Sheet based: Net Total Assets versus Shareholders Funds

Discount for the lack of liquidity to reflect the lesser liquidity of unquoted equity instruments compared with those of its comparable public company peers. The Company assessed the discount for the lack of liquidity to be 30 percent on the basis of relevant studies applicable in the region and industry as well as on the specific facts and circumstances of the unquoted equity shares. The unquoted equity shares’ finance performance is characterized by stable, consistent growth and profitability. The Company believes the liquidity discount of 30% would be appropriate.

The Company carries unquoted equity shares as available-for-sale financial instruments classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

Total
US$’000
At January 1, 2012	3,981
Re-measurement recognized in OCI	572
Exchange difference	24
At December 31, 2012	4,577
Re-measurement recognized in OCI	(1,338)
Exchange difference	(50)
At December 31, 2013	3,189

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.    INVENTORIES

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Raw materials and supplies	23,669	25,954	27,284
Work in progress	16,999	20,382	17,865
Finished goods	44,042	41,533	38,266
Distributed products	14,880	12,771	2,367
	99,590	100,640	85,782
Allowance for inventories	(1,396)	(2,556)	(7,540)
Total inventories at the lower of cost and net realizable value	98,194	98,084	78,242

The Company reversed $1,046 and $5,161 of allowance for inventories for the years ended Deceber 31, 2013 and 2012, respectively.  The reversal was recognized in cost of sales.

For the years ended December 31, 2013 and 2012, the company recognized $650 and $1,643, respectively, for costs of inventories in expenses. There were $1,696 and $6,804 reversed to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed for the years ended December 31, 2013 and 2012, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.    TRADE AND OTHER RECEIVABLES

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Trade receivables	124,581	127,708	103,045
Less: Provision for impairment	(1,688)	(2,580)	(4,614)
Trade receivable, net	122,893	125,128	98,431
Other receivable	11,139	19,495	18,462

As of December 31, 2013, and 2012 and January 1, 2012, trade receivables of an initial value of $1,688, $2,580, and $4,614, respectively, were fully impaired. See below for the movement in the provision for impairment of trade receivables.

	Individually impaired	Collectively impaired	Total
	US$’000	US$’000	US$’000
At January 1, 2012	3,056	1,558	4,614
Charge for the year	1,313	14	1,327
Utilized	(1,275)	(161)	(1,436)
Unused amounts reversed	(775)	(1,261)	(2,036)
Currency translation adjustment	83	28	111
At December 31, 2012	2,402	178	2,580
Charge for the year	371	37	408
Utilized	(1,016)	(1)	(1,017)
Unused amounts reversed	(170)	(42)	(212)
Currency translation adjustment	(46)	(25)	(71)
At December 31, 2013	1,541	147	1,688

The aging analysis of trade receivables is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	Past due 1-3 months	Past due 3-6 months	Past due 6-12 months	Past due over 12 months
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2013	122,893	98,956	22,296	760	553	328
December 31, 2012	125,128	95,357	24,706	3,338	1,339	388
January 1, 2012	98,431	74,817	17,527	1,796	2,182	2,109

The Company obtained collateral in respect of customer doubtful accounts. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful accounts. The Company has the first lien for the collateral. The collateral is, in general, not recorded on the balance sheet.

The fair value of the collateral has been determined based on the valuation performed by independent appraisers. As of December 31, 2013 and 2012 and January 1, 2012, the fair values of the collateral were $902, $826 and $800, respectively.

See Note 27(b) credit risk of trade receivables, which discusses how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.    CASH AND CASH EQUIVALENTS

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Cash on hand and at banks	62,509	72,816	76,672

Cash at banks earns at floating rates based on daily bank deposits rate. Cash equivalents include short-term deposits which are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at respective short-term deposit rates. As of December 31, 2013, 2012 and January 1, 2013 the Company had no cash equivalents.

22.    EQUITY

	As of December 31,		As of January 1,
Authorized shares	2013	2012	2012
	Number of shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2013	13,830,769	138
At December 31, 2012	13,830,769	138
At January 1, 2012	13,830,769	138

Outstanding shares	Number of shares
At January 1, 2012	13,830,769
Purchase of treasury shares	(1,900)
At December 31, 2012	13,828,869
Purchase of treasury shares	(9,200)
At December 31, 2013	13,819,669

Additional paid-in-capital
US$,000
At January 1, 2012	111,541
Increase in shareholding in a subsidiary	(933)
At December 31, 2012	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2013	110,608

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.     EQUITY (continued)

Other comprehensive income – net of tax

           The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2013
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(15,418)	-	(15,418)
Re-measuring losses on defined benefit plans	-	-	(36)	(36)
Net loss on available-for-sale financial assets	(936)	-	-	(936)
	(936)	(15,418)	(36)	(16,390)

	For the year ended December 31, 2012
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	6,113	-	6,113
Re-measuring losses on defined benefit plans	-	-	(107)	(107)
Net gain on available-for-sale financial assets	400	-	-	400
	400	6,113	(107)	6,406

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.      EMPLOYEE BENEFIT

Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC and Singapore. Contributions to the plan are made annually. Total charges of continuing operations for the years ended December 31, 2013 and 2012 were $1,372, and $1,253, respectively.

Pension – Defined benefit plans

The defined benefit liability recognized in the consolidated balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period, together with adjustments for past service costs and actuarial losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

The Company’s accounting policy for defined benefit plans is to recognize:

}   Actuarial gains and losses from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

}   Past-service costs are recognized immediately in profit or loss.

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, the extra benefits payment to retiring employees was changed at rates of 1 to 5 times of final month's salary to 29 times effective January 1, 2012. The changes created a prior service cost and increased the benefit obligation totaling $3million (Baht 91million). The Company’s net benefit cost was $549 and $3,249 for the years ended December 31, 2013 and 2012, respectively.  The plan is not funded, as of December 31, 2013 and 2012 and January 1, 2012, the amount recognized were $419, $453 and $1,005 in current liabilities, $5,455, $5,387 and $2,310 in non-current liabilities, respectively. The Company pays to settle the obligations as and when employees retire.

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the years ended December 31,
Net benefit cost	2013	2012
	US$’000	US$’000
Current service cost	322	192
Interest cost on benefit obligation	227	128
Past service costs recognized	-	2,929
Net benefit cost	549	3,249

	For the years ended December 31,
Other comprehensive income	2013	2012
	US$’000	US$’000
Actuarial (gain) / loss – experience	185	499
Actuarial (gain) / loss – demographic assumption	23	-
Actuarial (gain) / loss – financial assumption	(157)	(346)
Actuarial (gain) / loss	51	153

Change in the defined obligation	2013	2012
	US$’000	US$’000
Defined benefit obligation at January 1	5,840	3,315
Current service cost	322	192
Interest cost on benefit obligation	227	128
Past service costs recognized	-	2,929

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.     EMPLOYEE BENEFIT (continued)

	2013	2012
Net benefit cost for the current period	6,389	6,564
Benefits paid directly by the Company	(138)	(1,038)
Actuarial loss in other comprehensive income	51	153
Exchange differences	(428)	161
Defined benefit obligation at December 31	5,874	5,840

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2013 and 2012 are as follows:

	2013	2012
	%	%
Discount rate	4.3	4.0
Rate of salary increase	6.0	6.0

Maturity profile of defined benefit obligation

The following payments are expected contribution to be made in the future years out of the defined benefit plan obligation:
	As of December 31,
	2013	2012
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	419	453
Between 2 and 5 years	1,467	1,196
Between 5 and 10 years	2,352	2,248
Beyond 10 years	15,342	15,677
Total expected payments	19,580	19,574

Weight average duration of defined benefit obligation	15 years	15 years

Sensitivity analysis

A one-percentage point change in the assumed rate of increase in defined benefit  would have yielded the following effects:

	2013	2012
	US$’000	US$’000
Discount rate – 1% increase	(544)	(581)
Discount rate – 1% decrease	638	683
Rate of salary increase – 1% increase	621	662
Rate of salary increase – 1% decrease	(541)	(576)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.    EMPLOYEE BENEFIT (continued)

Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departure, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match as closely as possible, the estimated future cash outflows.  As of December 31, 2013 and 2012 and January 1, 2012, the amounts of long service leave was $577, $597 and $507, respectively.

24.    TRADE AND OTHER PAYABLES

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Trade payables	34,304	31,823	12,000
Other payables	7,065	8,807	9,138
	41,369	40,630	21,138

           Terms and conditions of the above financial liabilities:

▶     Trade payables are non-interest bearing and are normally settled on 60-day terms.

▶     Other payables are non-interest bearing and have an average term of 60-day.

▶     For terms and conditions relating to other related parties, refer to Note 25.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.    RELATED PARTY TRANSACTIONS

The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

Moon View Venture Limited (“Moon View”), PEWC, Singapore Branch and PEWC Singapore Co. (Pte) Ltd. are controlled by PEWC.  Moon View is the immediate holding company of the Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand. SPHC is one of the Company’s equity investees. Fujikura Limited is a non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand.

(a)   Outstanding balance with related parties:

The following table provided the total amount of outstanding balance at December 31, 2013 and 2012, and January 1, 2012.
	Amounts due from related parties			Amounts due to related parties
	As of December 31,		As of January 1,	As of December 31,		As of January 1,
	2013	2012	2012	2013	2012	2012
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	1,233	542	1,797	7,630	7,513	9,490
PEWC, Singapore Branch	1,114	1,101	1,071	892	892	893
PEWC Singapore Co. (Pte) Ltd.	-	-	-	1,074	1,185	1,276

The immediate holding company
Moon View	-	-	-	1,732	1,732	1,732

Associate
SPHC	177	327	1,179	1,362	1,493	2,384
Shandong Huayu	-	-	-	-	-	406

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	1,318	2,096	1,180	-	-	-
Fujikura Limited	-	-	-	98	226	184

Others	-	-	-	70	119	60
Total	3,842	4,066	5,227	12,858	13,160	16,425

As of December 31, 2013 and 2012, the interest rates on the balance with PEWC Singapore Co., (Pte) Ltd. range from 1.25% to 1.31% and 1.36% to 1.58%, respectively and are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.    RELATED PARTY TRANSACTIONS (continued)

(b)   Transactions with related parties:

   The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2013	2012
		US$’000	US$’000
The ultimate parent company
PEWC	Purchases of materials	15,505	21,443
	Purchases of products	-	9,083
	Purchases of machinery	-	203
	Sales	287	106
	Management fee received	19	19
	Management fee paid	252	388
	Information technology service fee paid	118	136
PEWC, Singapore Branch	Management fee received	-	15
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	11	14

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	2,192	2,563
Fujikura Limited	Purchases of products	1,412	1,074

   Terms and condition of transactions with related parties

      The sales to and purchases from related parties are based on negotiation by the entities. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2013 and 2012, the Company did not record any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.    RELATED PARTY TRANSACTIONS (continued)

Terms and condition of transactions with related parties (continued)

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2013 and 2012.

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

(c)   Compensation of key management personnel of the Company

	For the years ended December, 31
	2013	2012
	US$’000	US$’000
Short-term employee benefits	6,808	5,712
Post-employment benefits	95	91
Termination benefits	182	684
Total compensation paid to key management personnel	7,085	6,487

      The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.    COMMITMENTS AND CONTINGENCIES

(a)   Operating lease commitments – the Company as lessee

      The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

      Future minimum rental payable under non-cancellable operating leases with initial terms of one year or more consisted of the following:

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Within one year	913	1,033	866
After one year but not more than five years	1,706	1,331	1,442
More than five years	2,060	2,317	2,354
	4,679	4,681	4,662

(b)   Finance lease and hire purchase commitments

The Company leases certain machinery and equipment under capital leases.

      Future minimum payments under capital leases and non-cancellable operating leases with initial terms of one year or more consisted of the following as of December 31:

	Minimum payments	2013 Present value of payments (Note 14 )	Minimum payments	2012 Present value of payments (Note 14 )	Minimum payments	As of January 1, 2012 Present value of payments (Note 14 )
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Within one year	41	37	179	167	882	842
After one year but not more than five years	29	28	82	76	253	236
More than five years	-	-	-	-	-	-
Total minimum lease payments	70	65	261	243	1,135	1,078
Less: amount representing finance charges	(5)	-	(18)	-	(57)	-
Present value of minimum lease payment	65	65	243	243	1,078	1,078

As of December 31, 2013 and 2012 and January 1, 2012, the capital lease liabilities are secured by the leased machinery and equipment at cost of $139, $199 and 195, respectively. The accumulated depreciation of these leased assets as of December 31, 2013, 2012 and January 1, 2012,  amounted to $131, $147, and 97, respectively. The depreciation of machinery and equipment under capital leases are included in the depreciation expenses under costs of sales.  The average discount interest rate implicit in the lease is in the range of 6.57% to 8.58% and 6.5% to 8.77%, for 2013 and 2012, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.   COMMITMENTS AND CONTINGENCIES (continued)

(c)   Purchase commitments

                                As of December 31, 2013 and 2012, the Company and its subsidiaries had commitments to purchase raw materials totaling $174.9 million to $234.0 million and $184.0 million to 231.7 million (23,116 to 30,780 metric tons, and 22,590 to 28,455 metric tons), respectively, from third parties at the prices stipulated in the contracts.

(d)   Capital commitments

As of December 31, 2013 and 2012, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $3.1 million and $2.5 million, respectively.

(e)   Guarantees

As of December 31, 2013 and 2012, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $10.7 million and $10.8 million, respectively, in respect of banking facilities extended to two Operating Subsidiaries.

As of December 31, 2013 and 2012, the Company provided a corporate guarantee not exceeding the sum of $ 31.2 million and $31.2 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2013 and 2012, there were outstanding bank guarantees of $34.78 million and $30.9 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(f)    Service commitments

                   As of December 31, 2013 and 2012, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting services with unrelated parties and related parties totaling $0.24 million and $0.2 million, respectively, and $2.15 million and $nil, respectively.

(g)   Share pledge

As of December 31, 2012, the Company pledged 161.5 million shares of Charoong Thai for a $14 million term loan facility and a $8 million trade facilities of CCH HK. The share pledge has been discharged in 2013.

(h)   Shareholders’ Agreement

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

Controlled Foreign Corporation is any foreign corporation of which more than 50 percent of either –

(1) The total combined voting power of all classes of stock of the corporation entitled to vote; or

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.    COMMITMENTS AND CONTINGENCIES (continued)

(h)   Shareholders’ Agreement (continued)

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.    FINANCIAL RISK MANAGEMENT OBJECTIVES

Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The objective of the Company’s financial risk management is to minimize its risk exposure against various financial risks, which include market risk, credit risk and liquidity risk. The Company uses derivate instruments to cover certain risks when it considers it necessary. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Company manages its exposure to key financial risks, as described in the succeeding paragraphs.

(a)     Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, equity price risk foreign currency risk and commodity price risk. Financial instruments affected by market risk include loans and borrowings, available-for-sale investments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as of December 31, 2013 and 2012.

The analyses exclude the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

Interest rate risk

The Company’s exposure to interest rate risk is arising from borrowing at floating interest rates.  Changes in interest rate will affect future cash flows but not the fair value. Less than 40% of the Company’s financial liabilities bear floating interest rate and rest of financial liabilities either bears fixed interest rate which are close to the market rate or non-interest rate.

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2013 and 2012 to increase/decrease by $100 and $102, respectively.

Equity price risk

The Company’s unlisted equity security is classified as non-current financial assets-available for sale which is subsequently measured at estimated fair value.

At the reporting date, the exposure to unlisted equity security at fair value was $3.2 million.  Sensitivity analysis of the unlisted equity investment has been provided in Note 18.4.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.      FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates arise from sales, purchases and borrowings by operating units in currencies other than the unit’s functional currency. The Company’s principal operations are located in Thailand, the PRC and Singapore and a substantial portion of its revenues are denominated in Thai Baht, US Dollars or Singapore Dollars, whereas a substantial portion of the Company’s cost of sales are denominated in US Dollars. Any devaluation of the Thai Baht or Singapore dollar against the US dollar would have an adverse impact on the operations of the Company. The Company currently does not maintain a foreign currency hedging policy. However, management monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The balance of financial assets and liabilities denominated in a currency different from the Company’s functional currency are summarized below.

	Financial Assets			Financial Liabilities
	As of December 31,		As of January 1	As of December 31		As of January 1
	2013	2012	2012	2013	2012	2012

Thai Baht	228,870	489,130	288,725	214,816	451,169	449,201
Singapore dollar	2,514	1,989	73	7,637	5,592	(4,890)
Taiwan dollar	26,248	7,919	6,076	3,910	2,024	1,900
Renminbi (RMB)	80,404	24,686	85,222	5,389	-	3,239

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against US dollar, with all other variables held constant.

	Change rate	THB	SGD	TWD	CNY
2012	5%	12	(29)	4	39
	-5%	(26)	29	(4)	(39)

2013	5%	8	(40)	15	122
	-5%	(6)	41	(11)	(123)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.  FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

Commodity price risk

The Company is affected by the volatility of certain commodities. Copper is the principal raw material used by the Company. The Company purchases copper at price closely related to the prevailing international spot market on the London Metal Exchange for copper. The price of copper is influenced heavily by global supply and demand as well as speculative trading. Consequently, a change in the price of copper will have a direct effect on the Company’s cost of sales.  The Company does not use derivative instruments to hedge the price risk associated with the purchase of these commodities.  However, we cover some of these risks through long-term purchase contracts.

Commodity price sensitivity

The following table shows the effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000

2013	+13%	3,730	N/A
Copper	-13%	(3,730)	N/A

2012	+13%	3,747	N/A
Copper	-13%	(3,747)	N/A

In average, copper composes around 84% of the product cost.  The above sensitivity analysis is based on the average fluctuation rate in the past five years and one month manufacturing lead time to estimate its impact on profit before tax.

(b)     Credit risk

Credit risk arises from the financial assets of the Company, which comprises cash and cash equivalents, held-to-maturity securities and trade and other receivables.

The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in Singapore, Thailand, Australia, Hong Kong and the People’s Republic of China. The Company’s policy is designed to limit its exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. In addition, in selected countries, the Company uses credit rating agency such as Dun and Bradstreet to screen out new low performing customers. Customers are given credit terms over time when they establish good payment patterns with the Company.

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

The Company is exposed to credit loss in the event of non-performance by counter-parties on foreign exchange contracts, but the Company has not experienced any of the above stated situations.

As of December 31, 2013 and 2012 and January 1, 2012, trade receivables from one customer represented 10.2%, 10% and nil of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.  FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(c)          Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and its subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $63 million cash and cash equivalents on hand, $172 million unutilized amount of bank loans, and the total financial liabilities is $96 million at the reporting date, which results in a net asset position. Liquidity risk is considered to be minimal.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total

	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2013
Financial liabilities
Interest-bearing loans and borrowings	41,789	-	-	-	41,789
Trade and other payables	41,369	-	-	-	41,369
Due to related parties	11,126	-	-	-	11,126
Due to immediate holding company	-	-	-	1,732	1,732
Finance lease liability	37	28	-	-	65
	94,321	28	-	1,732	96,081

As of December 31, 2012
Financial liabilities
Interest-bearing loans and borrowings	57,845	-	-	-	57,845
Trade and other payables	40,630	-	-	-	40,630
Due to related parties	11,428	-	-	-	11,428
Due to immediate holding company	-	-	-	1,732	1,732
Finance lease liability	167	71	5	-	243
	110,070	71	5	1,732	111,878

As of January 1, 2012
Financial liabilities
Interest-bearing loans and borrowings	52,813	-	-	-	52,813
Trade and other payables	21,138	-	-	-	21,138
Due to related parties	14,693	-	-	-	14,693
Due to immediate holding company	-	-	-	1,732	1,732
Finance lease liability	842	204	32	-	1,078
	89,486	204	32	1,732	91,454

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.  FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(d)     Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, or issue new shares, conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

In line with industry practices, the Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,		As of January 1,
	2013	2012	2012
	US$’000	US$’000	US$’000
Interest bearing loans and borrowings	41,789	57,845	52,813
Trade and other payables	41,369	40,630	21,138
Less: cash and cash equivalents	(62,509)	(72,816)	(76,672)
Net debt	20,649	25,659	(2,721)
Total Equity	228,127	237,160	217,730
Capital and net debt	248,776	262,819	215,009
Gearing ratio	8.3%	9.8%	-1.3%

(e)   Collateral

The credit lines of the Company were collateralized by:

                  (i)       Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $14,416 at December 31, 2013 (2012: $16,383);

                 (ii)       Pledge of trade and other receivables of $10,340 at December 31, 2013 (2012: $11,217) ;

                (iii)       Pledge of not fewer than 161.5 million shares of Charoong Thai as of  December 31, 2012, compared to none as of  Dec. 31, 2013; and

                (iv)       Corporate guarantee issued by the Company and a subsidiary of the Company.

                 (v)       A trading facility was secured by all the assets and uncalled capital with total carrying amount of $10,118 (2012: $10,780) of a subsidiary as of December 31, 2013 $ Nil (2012: $35,425).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2013, 2012 and January 1, 2012 were 3.68%, 3.4% and 3.7% per annum, respectively.

28.    APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 30, 2014.