Form 20-F
period 2014-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2015-04-30
CIK 1026980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; global, regional or national economic and financial conditions the recent global drop in demand for and the pricing of commodities, including copper, our principal raw material, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; changes in laws or regulations applicable to the Company in the markets in which we conduct business; the availability and price of copper, our principal raw material; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service and meet all requirements under our debt, and to maintain adequate credit facilities and credit lines, in certain markets, our ability to compete effectively with state-owned enterprises (“SOEs”), which may receive governmental subsidies to enhance results or receive preferred vendor status in state controlled projects, our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; increased exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; the fact that Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”) is a holding company that depends for income upon distributions from operating subsidiaries, most of which are not wholly-owned and for which there may be restrictions on the timing and amount of distributions; price competition and other competitive pressures; the impact of climate change on our business and operations and on or customers; tax inefficiencies associated with our cross-border operations, including without limitation, limitations on our ability to utilize net losses within our group of Companies for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).

In particular, these statements include, among other things, statements relating to:

•	our business strategy;

•	our prospects for future revenues and profits in the markets in which we operate;

•	the impact of political, legal or regulatory changes or developments in the markets in which we do business;

•	our dependence upon the level of business activity and investment by our customers for the generation of our sales revenue;

•	our reliance on our majority shareholder for research and development relating to our product lines

•	the fact that our Common Shares are traded on a national exchange in the United States;

•	our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost of our raw materials; and

•	our liquidity.

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

3.1         Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31,2012, 2013 and 2014, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with generally accepted accounting principles accepted in the United States (“U.S. GAAP”). As required by First Time Adoption of International Financial Reporting Standards, or IFRS 1, financial results for the year ended December 31, 2012 were adjusted in our annual report for the fiscal year ended December 31, 2013 (the “2013 Annual Report”) in accordance with IFRS and differ from the results reported in the annual reports filed with the Commission prior to the 2013 Annual Report.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5:  Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18:  Financial Statements.”

	For the Year Ended December 31,
	2014	2013	2012
	(in US$ thousands)
Income Statement Data:
Net sales	$451,327	$460,676	$462,265
Costs of sales	(414,583)	(408,860)	(411,786)
Gross profit	36,744	51,816	50,479
Other operating income	89	181	5,825
Selling general & administrative expenses	(29,479)	(34,559)	(34,593)
Other operating expenses	(2,168)	(196)	(888)
Operating profit	5,186	17,242	20,823
Finance cost	(1,697)	(1,734)	(2,195)
Finance income	1,167	1,306	1,322
Share of profit of an associate	(338)	(211)	(21)
Gain on disposal of investment	—	232	—
Loss on disposal of a subsidiary	(178)	—	—
Gain on liquidation of subsidiaries	—	—	279
Exchange gain (loss)	(206)	(1,245)	2,411
Other income	1,150	1,454	1,933
Other expenses	(49)	(260)	—
Income from continuing operations before income taxes	5,035	16,784	24,552
Income taxes expenses	(2,274)	(5,518)	(7,578)
Net income	$2,761	$11,266	$16,974
Net income attributable to non-controlling interests	$2,189	$5,419	$7,280
Net income attributable to APWC	572	5,847	9,694
Basic and diluted earnings per share(1)	$0.04	$0.42	$0.70

___________
(1)
The calculation of the earnings per share is based on 13,830,751, 13,820,200 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the year ended December 31, 2012, 2013 and 2014, respectively.

	As of December 31,
	2014	2013	2012
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$68,863	$62,509	$72,816
Working capital	169,533	174,124	181,805
Total assets	378,672	364,635	391,751
Total debt	55,400	43,521	59,577
Net assets	221,211	228,127	237,160
Capital stock	138	138	138
Total APWC shareholders’ equity	153,032	157,248	162,102

3.2	Exchange Rates

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2014.  The respective Noon Buying Rates on December 31, 2014 were US$ 1.00 = Bt 32.90; S$ 1.324; RMB 6.205; and A$1.224.  The respective Noon Buying Rates on April 3, 2015, the latest practicable date before publication of this Annual Report, were US$1.00 = Bt32.38; S$1.349; RMB6.193 and A$1.308.  No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)

2010	30.16	31.66	33.18	29.49
2011	31.51	30.46	31.76	29.68
2012	30.59	30.99	31.87	30.29
2013	32.68	30.85	32.85	28.60
2014	32.90	32.54	33.08	31.74

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2014	32.62	32.24
November 2014	32.85	32.67
December 2014	33.02	32.75
January 2015	32.95	32.51
February 2015	32.66	32.34
March 2015	32.94	32.34

Sources:  Federal Reserve Bulletin, Board of Governors of the Federal Reserve System.  Federal Reserve Statistical Release H.10(12), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

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

	At Period End	Average(1)	High	Low
	(S$ per $1.00)

2010	1.289	1.359	1.423	1.282
2011	1.295	1.260	1.314	1.202
2012	1.221	1.245	1.294	1.216
2013	1.262	1.253	1.283	1.220
2014	1.324	1.270	1.324	1.238
______________
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2014	1.285	1.271
November 2014	1.306	1.289
December 2014	1.324	1.305
January 2015	1.353	1.326
February 2015	1.361	1.345
March 2015	1.391	1.362

Sources:  Federal Reserve Bulletin, Board of Governors of the Federal Reserve System.  Federal Reserve Statistical Release H.10(12), from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)

2010	6.600	6.760	6.833	6.600
2011	6.294	6.460	6.636	6.294
2012	6.230	6.299	6.338	6.222
2013	6.054	6.141	6.244	6.054
2014	6.205	6.170	6.259	6.040
_____________
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2014	6.138	6.111
November 2014	6.143	6.112
December 2014	6.226	6.149
January 2015	6.254	6.187
February 2015	6.270	6.250
March 2015	6.274	6.196

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)

2010	0.988	1.087	1.224	0.985
2011	0.976	0.968	1.058	0.907
2012	0.962	0.964	1.032	0.925
2013	1.120	1.048	1.129	0.945
2014	1.224	1.115	1.235	1.054
________________
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2014	1.153	1.123
November 2014	1.174	1.145
December 2014	1.235	1.174
January 2015	1.289	1.218
February 2015	1.297	1.266
March 2015	1.319	1.271

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

3.3.1
The auditors’ reports included in this annual report are prepared by relying on audit work which is not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (“PCAOB”), and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.  Because the Company has substantial operations within China, our auditor relied on its China affiliates to perform the audit on the Company’s consolidated financial statements in so far as they relate to the condition (financial and otherwise) or results of operations of the Company in China and its overall impact on the consolidated financial statements of the Company as a whole.  The PCAOB is currently unable to conduct inspections of the work of our auditor’s affiliates in China as it is prohibited by the China authorities.  Investors should be mindful that our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

The lack of PCAOB’s inspection of the audit work performed in China prevents the PCAOB from regularly evaluating the audit work of any auditor that is performed in China including the audit work performed by our auditor.  As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work.  Investors may lose confidence in our reported financial information and the quality of our consolidated financial statements.

3.3.2	Risks Related to the Continuing Impacts of the Global Economic and Financial Crisis

Shortly after the 2008 global financial and economic crises, the U.S. Federal Reserve Bank (the “U.S. Fed”) and the central banks of most of the leading industrialized nations lowered their short-term interest rates to near zero in an effort to stimulate borrowing and increase economic activity.  The U.S. Fed and certain other of those central banks also undertook a series of government bond repurchase programs to enhance market liquidity and to maintain a very low interest rate environment.  The extremely low cost of borrowing, which has continued for an extremely long period of time, has enhanced liquidity and facilitated borrowing to stimulate investment. Some economists and policymakers have expressed concern that this artificially low interest rate environment will have negative repercussions once interest rates start to rise.  Recently, the U.S. Fed and certain other central banks have curtailed their bond repurchase programs and indicated that one or more increases in short-term borrowing rates may be implemented in 2015 or shortly thereafter.  An increase in U.S dollar borrowing costs could adversely affect our business in the four Asian markets where we have operating plants (Thailand, China, Singapore and Australia).  Our financial statements for our operating subsidiaries in those markets are reported and denominated in local currencies and when translated into US dollars, our reporting currency, these operating subsidiaries would suffer a decrease in reported revenue and operating profits due to foreign currency translation if one takes into account only increased U.S. dollar borrowing costs.  Moreover, our copper purchases are based on U.S. dollar quotations, which means the operating subsidiaries would have to pay more in local currency in order to meet their trade payable obligations.

Price Volatility for our Principal Raw Material

A comparison of copper prices on the London Metals Exchange (the “LME”), between year-end 2013 and year-end 2014 shows that the average price for copper fell from $7,326 per metric ton to $6,860 per metric ton by year-end 2014, representing an 6.4% price decline.  The effect of that decrease has impacted the Company’s ability to improve its overall financial performance.  The decrease in the average LME copper price over 2014 was the principal contributing factor to the drop in 2014 of our ASP (average selling price) compared with 2013.

Copper prices on the LME dropped during the course of the year 2014 to lower than $6,400 per ton. Consistent with industry practice, customers would expect that the selling prices of our products, particularly of copper based wires, would therefore be lower than our product prices at the end of 2013.  The decrease in copper prices and other commodity prices also resulted in a decreased turnover for the entire year, as customers delayed placing orders with the Company or reduced the quantity of such orders in anticipation of a possible further reduction in copper prices.  A further decrease in copper prices would likely have an adverse effect on the revenues of the Company.

The Company is unable to determine the precise impact of the volatility of copper prices, and the fragile state of the global recovery, on its operations and cash flow, since its operating results are also affected by factors that are, or may be, unrelated to the economic volatility and the downward pressures on commodity prices, such as the completion of routine purchase cycles by customers and the completion, expansion or contraction of large infrastructure projects.  However, the Company is of the opinion that the falling copper prices have negatively affected the Company’s operations and cash flow.  The Company believes that any efforts to forecast likely future performance with any degree of specificity would be fraught with uncertainty.  Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.

3.3.3	Risks Related to the Common Shares and the Company

Consolidation of Charoong Thai Group Accounts

As of December 31, 2014, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”), a decrease from the Company’s initial ownership percentage which was attributable to the exercise of warrants or conversion of convertible securities by third parties.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai.  In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for consolidated treatment, and the Company may lose the controlling interest in Charoong Thai.  If that were the case, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method.  In such an event, the Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

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

Control of the Company Rests with Majority Shareholder; Controlled Company Exemption; Risks Related to PEWC

As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, has sufficient votes to control the outcome of any matters presented for a shareholder vote, including the election of a member of the Board of Directors.  PEWC may vote its shares in the Company in the manner that it sees fit.  In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent that it is:  (i) prohibited from engaging in conduct oppressive to non-controlling interests under applicable law and (ii) required to comply with the terms of the Amended and Restated Shareholders’ Agreement dated March 27, 2009 among the Company, PEWC and MSD Credit Opportunity Master Fund, L.P. (“MSDC” (and sometimes referred to as “COF”)) (as the assignee of SOF Investments, L.P. (“SOF”) effective July 2011) (the “Amended and Restated Shareholders Agreement”), a Delaware limited partnership which owned, as of April 25, 2015, beneficially approximately 9.8% of the issued and outstanding Common Shares.

The Common Shares of the Company are traded on the NASDAQ Global Market tier.  However, as the Company has a more than fifty percent (50%) shareholder, the Company is entitled to rely upon a “controlled company exemption” to the requirement that a company have a board of directors comprised of a majority of independent directors in order to be listed on NASDAQ.  At present, a majority of the board of directors of the Company is affiliated with PEWC.

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

Limited Trading Volume

Although our Common Shares are traded on the NASDAQ Global Market tier, the trading and demand for our Common Shares has been limited.  As a consequence, shareholders may find that their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market.  Thinly-traded equity can be more volatile than equity securities traded in an active trading market.  The high and low daily closing prices for our Common Shares during the past 24 months (March 2013 – March 2015) were $4.25 and $2.27, respectively.  In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

We identified a material weakness in our internal control over financial reporting and cannot assure you that such material weakness will be remediated or any additional material weakness will not be identified in the future.  Our failure to maintain an effective system of internal control over financial reporting could result in a material misstatement in our financial statement reports or cause the Company to fail to provide material financial information in a timely manner, which may cause our investors to lose confidence in our reported financial information, and the market price of our Common Shares may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its annual report.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this annual report, our management has identified a material weakness in our internal control over financial reporting and has concluded that as of December 31, 2014, our disclosure controls and procedures and our internal control over financial reporting were not effective. See “Item 15 — Disclosure Controls and Procedures.” A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In 2014, our material weakness was related to the aggregation of design deficiencies in our controls over the accounting and reporting of derivative transactions as well as the recurring lack of oversight by our personnel with satisfactory knowledge in SEC financial reporting requirements.

Despite our ongoing efforts to remediate the material weaknesses and ensure the integrity of our financial reporting process, we cannot assure you when the material weakness identified in our internal control over financial reporting will be successfully remediated. Further, we cannot assure you that additional weaknesses in our internal control over financial reporting will not be identified in the future. Any repeated failure to maintain satisfactory controls or implement new controls, as necessary, could result in additional material weaknesses which could reasonably be expected to have a material adverse effect on the value of our Common Shares and could adversely impact the Company’s ability to remain current in its periodic report reporting under the Exchange Act. In those circumstances, the Company may be exposed to shareholder or regulatory actions. Further, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.
Reporting of Financial Results

The Company is currently compliant with its reporting obligations under the Exchange Act.  As a foreign private issuer, the Company is not required by the rules of the Commission to provide financial results on a quarterly or semi-annual basis.  In addition, Bermuda law does not require the Company to provide interim financial information to its shareholders, whether on a quarterly or semi-annual basis.  As such, investors may not have the same access to financial information of the Company as they customarily receive in the case of a domestic issuer disclosing quarterly results on a Form 10-Q.  Under the NASDAQ rules; however, listed issuers are required to report semi-annual unaudited financial results, which the Company has been doing since its listing on NASDAQ.

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

Obligations under the Amended and Restated Shareholders Agreement

Pursuant to the original shareholders agreement dated June 28, 2007 (the “Shareholders Agreement”), the Company granted to SOF certain rights and protections (now held by MSDC, as successor-in-interest to SOF, as explained below).  Under the Shareholders Agreement, the Company agreed to indemnify SOF and its partners and certain of its affiliates (the “SOF Indemnified Persons”), for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the Internal Revenue Service (the “IRS”) to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”), as such terms are interpreted and defined under IRS rules and regulations.  The Company has determined that it was not a CFC or PFIC at any time during the 2014 fiscal year and does not believe that it is likely to become a CFC or a PFIC; however, the Company cannot provide any assurances that it will not become a CFC or a PFIC in the future.

In addition, the Company granted certain registration rights to SOF with respect to its Common Shares (the “Registrable Securities”) in the Shareholders Agreement.  In particular, the Company agreed to use its reasonable best efforts to prepare and file, and cause to go effective, as soon as practicable, a shelf registration statement covering the resale of the Registrable Securities on a delayed or continuous basis.  The Company also agreed to use its reasonable best efforts to keep its shelf registration statement effective until all Registrable Securities have been sold or until all Registrable Securities may be sold without restriction pursuant to Rule 144 promulgated pursuant to the U.S. Securities Act of 1933, as amended (the “Securities Act”).  In addition, the Company granted to SOF two demand registration rights for underwritten offerings and customary piggyback registration rights with regard to the Registrable Securities.  Moreover, the Company agreed to use its reasonable best efforts to cause the Common Shares to be listed on a national “Securities Market,” which means any of the NASDAQ Stock Market, Inc. (Global Market or Global Select Market), the American Stock Exchange LLC (now known as NYSE Amex Equities) or the New York Stock Exchange LLC, not later than January 31, 2009, subject to notice and a sixty (60) day cure period.  All of the costs and expenses of the Company in connection with the fulfillment of its obligations under the Shareholders Agreement were to be paid by the Company, other than underwriting fees, discounts and commissions attributable to the sale of Common Shares held by SOF.

Under the Shareholders Agreement, if the Company failed to fulfill its obligations thereunder, SOF would have a claim for damages against the Company.  No such claim has been made.  In addition, if the Company fulfilled its reasonable best efforts undertakings but failed to meet one or more of the stated goals, SOF would have a put right of their Common Shares to PEWC.  In accordance with those terms, on February 2, 2009, SOF delivered to PEWC notice of its exercise of the put right under the Shareholders Agreement due to the fact that the Common Shares were not listed on a national Securities Market as of January 31, 2009.  On March 27, 2009, SOF sold 51% of its Common Shares to PEWC pursuant to the terms of a share purchase agreement between those parties.  Upon the consummation of that share purchase agreement, SOF held 1,355,415 registered Common Shares of the Company and PEWC held 1,410,739 registered Common Shares, respectively, representing 9.8% and 10.2% of the outstanding Common Shares, with PEWC holding an additional 7,664,615 unregistered Common Shares, giving it an aggregate of 65.6% of the total issued and outstanding Common Shares.  In connection with this transaction, the Company, PEWC and SOF entered into the Amended and Restated Shareholders Agreement, which among other things, granted to the Company an extension for listing the Common Shares on a national Securities Market until February 2011 and maintained for SOF the right to sell its remaining Common Shares to PEWC in the event the Company did not list its Common Shares on a national Securities Market by such time.  In April 2011, the Common Shares of the Company were approved for trading on the NASDAQ Capital Markets tier, which tier does not fit within the definition of a national “Securities Market”, as provided in the Amended and Restated Shareholders Agreement.  As of July 1, 2011, SOF transferred its Common Shares to MSDC, at which time MSDC executed a joinder agreement and became a party to the Amended and Restated Shareholders Agreement and succeeded to the rights and interests of SOF thereunder.  The Company is not aware that MSDC has taken any action with respect to the Common Shares held by it.  The Amended and Restated Shareholders Agreement also provides for those put, registration and indemnification rights set forth above in the description of the Shareholders Agreement and such rights now apply to MSDC in place of SOF.  While the sale of Common Shares by MSDC to PEWC resulted in PEWC holding a higher concentration of Common Shares which may impact liquidity for the other shareholders, the Company does not believe that any definitive impact can be determined.

In addition, sales of Common Shares held by MSDC and registered under the shelf registration statement, or any registration statement that goes effective following an exercise of demand registration rights, will increase the number of Common Shares available for purchase in the public market and may adversely affect the value of the Common Shares held by other shareholders.  Even without substantial sales by MSDC or PEWC of their respective Registrable Securities, the possibility of such sales may create a “market overhang” that has the effect of depressing the trading price of the Common Shares.

The Company has also granted to MSDC preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that MSDC may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.

Holding Company Structure; Potential Restrictions on the Payment of Dividends

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and associate holdings.  While we have no present intention to pay dividends, should we decide in the future to do so, as a holding company our ability to pay dividends and meet our other obligations will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments.  Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

Requirement to Maintain Effectiveness of the Registration Statement and to List on a National Securities Exchange; Effect of the Put of the MSDC Shares to PEWC

Under the Amended and Restated Shareholders Agreement, MSDC has retained the right to sell its remaining Common Shares (the “MSDC Shares”) to PEWC if the Company does not achieve a listing on a national Securities Market within the time frame provided in the agreement or the Company fails to maintain a listing on a national Securities Market after it has been attained.  The Company’s Common Shares are currently listed on the NASDAQ Global Market tier. In addition, the Company has agreed to maintain the effectiveness of the registration statement on Form F-3, for the benefit of MSDC, and if the Company fails to do so for any period of thirty (30) consecutive trading days or an aggregate of sixty (60) trading days during any twelve month period, then MSDC may, subject to compliance with notice and other procedural requirements, exercise a right to sell its remaining Common Shares to PEWC.  At all times, the Company must exercise its reasonable best efforts to comply with its covenants under the Amended and Restated Shareholders Agreement.  Otherwise, the Company could be subject to a damages claim by MSDC.

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

Risks relating to Force Majeure Events

Operations and other business conducted at our plants and other facilities are at risk to acts of god consisting of uncontrollable natural and climatic events (often referred to as force majeure events), such as the 2011 flooding in much of Thailand that severely disrupted our manufacturing operations at the Siam Pacific Electric Wire and Cable Ltd. (“Siam Pacific”) plant, a subsidiary 100% controlled by Charoong Thai.  The flooding affected much of our Thai operations and forced the suspension of operations of Siam Pacific for a period of five months resulting in a 20% reduction in product sales in 2011.  The adverse impact of the flooding carried over into 2012.  Since then in Thailand the insurance coverage includes fire and theft, but does not include flood nor losses due to business interruption.

Risks Relating to North Asia Region

Economic Reform Measures in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC government has gradually moved away from a planned economic model and implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy.  When General Secretary Xi Jinping took office in December 2012, the government decreased its focus on export-oriented activities and placed greater emphasis on building up rural areas in China, including integrating a number of primitive, largely inaccessible agricultural areas into the national economy.  However, many of the reforms are unprecedented and may be subject to revision, modification or termination based on the outcomes of the reform efforts and other considerations, including their impact on societal stability.  There is not sufficient administrative or judicial precedent to allow the Company to determine with any degree of certainty how the reforms will impact our business in China.

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

To dampen an over-heated real estate market, the PRC government implemented a series of measures in the real estate market.  Beginning in 2011, the PRC government began to curtail real estate credit and the credit curtailment policy remains ongoing for the present. The real estate market in China may also be negatively affected by the reform of the real estate tax system in respect of levying real estate tax on individually owned real estate which is not used for a business purpose, which has already been implemented by certain local government authorities and may be expanded nationwide sometime in the future.

Any decrease in commercial and residential real estate development and construction activities would certainly affect the demand for our manufactured products and may affect the Company’s results of operations or financial condition.

The PRC Legal System May Limit the Company’s Remedies

The PRC legal system is a civil law system based on written statutes.  Prior court decisions may be cited for reference but have limited precedential value.  Since the late 1970s, the PRC central government has promulgated a large volume of laws and regulations governing economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  In particular, since reforms were first introduced in 1979, the PRC legislation and regulations have significantly enhanced the protections provided to various forms of foreign investment in China.  Foreign investment laws and regulations in China are evolving and the interpretations of many laws, regulations and rules are not always uniform.  Accordingly, enforcement of these laws, regulations and rules involves uncertainties, which may limit the remedies available to us in the event of any claims or disputes with third parties.  In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention.  As the PRC legal system continues to evolve, we cannot predict future developments in the PRC legal system, including promulgation of new laws, changes to existing laws or the interpretation and enforcement thereof.

Uncertainties Exist with respect to the Enactment Timetable, Interpretation and Implementation of Draft PRC Foreign Investment Law and how it may affect the Company’s Corporate Governance

On January 19, 2015, the PRC Ministry of Commerce published a discussion draft of the proposed PRC Foreign Investment Law, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.  The PRC Ministry of Commerce is currently soliciting comments on this draft and uncertainties exist with respect to its enactment timetable, interpretation and implementation.  The draft Foreign Investment Law, if enacted as proposed, may materially affect our corporate governance practice and increase our compliance costs.  For instance, the draft Foreign Investment Law imposes periodic information reporting requirements on foreign investors.  Aside from investment implementation report and investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis.  Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

PRC Regulations of Loans to and Direct Investment in PRC Entities by Offshore Holding Companies may delay or prevent us from making Loans or additional Capital Contributions to our PRC Subsidiaries, which could adversely affect our ability to fund and expand our business

We conduct substantial business operations in China.  We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.  Loans by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  Such loans to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”).  The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested enterprise.  We may also decide to finance our PRC subsidiaries by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.

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

Inflation in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The rapid growth of the PRC economy has historically resulted in high levels of inflation, coupled with a rise in the value of RMB against the U.S. dollar.  The PRC government has publicly announced its commitment to control inflation, and the anti-inflation policies of the PRC government may have an adverse effect on the business climate and growth of private enterprise in the PRC.  An economic slowdown may increase our costs.  If inflation is significant, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

PRC Power Shortages and Lack of Insurance May Adversely Affect the Company’s Operations or Financial Condition

We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China.  Certain parts of China have been subject to power shortages in recent years.  We have experienced a number of power shortages at our production facilities in China to date, particularly in Shenzhen where numerous clusters of factories are situated.  We are sometimes given advance notice of power shortages, but often power shortages or outages occur unexpectedly for various periods of time.  We currently have a backup power system at certain of our production facilities in China.  However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice thereof.  Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.

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

PRC Tax Treatments May Affect the Company’s Operations or Financial Condition

Under current tax law in China, foreign-invested enterprises no longer receive more favorable tax treatment than domestic enterprises. China has in place a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the prior tax exemptions, reductions and preferential treatments applicable to foreign-invested enterprises.

Dividends Payable by Our PRC Subsidiaries to Their Respective Offshore Investors May Be Subject to PRC Withholding Taxes

Under Chinese tax law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.  Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax.  Bermuda, where APWC, the ultimate owner of our PRC subsidiaries and investments, is incorporated, does not have such a tax treaty with China.  Hong Kong, where Crown Century Holdings Limited (“CCH HK”), the sole shareholder in Pacific Electric Wire and Cable (Shenzhen) (“PEWS”), is incorporated, has a tax arrangement with China that provides for a 5% withholding tax, or 10% for 2013 and onwards, on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends.  If our PRC subsidiaries declare and distribute profits earned after January 1, 2008 to their respective offshore investors in the future, such payments will be subject to withholding tax.

Labor Law Legislation in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions.  Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts.  An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty.  Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn.  Under the current law, downsizing by 10% or more (or more than 20 persons) may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations.  Any of the Company’s staff employed to work exclusively within the PRC are covered by the law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed.  Accordingly, if the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this law can be expected to exacerbate the adverse effect of the economic environment on the Company’s results of operations and financial condition.  Additionally, this law has affected labor costs of our customers which could result in a decrease in such customers’ production and a corresponding decrease in their purchase of our products.

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

Although our reporting currency is U.S. dollars, the functional currency of our Thailand region, which accounted for 37.0% of our sales in 2014, is the Thai Baht.  The functional currencies of our ROW region, which accounted for 37.6% of sales in 2014, are the Australia dollar and the Singapore dollar.  The functional currencies for our North Asia operations, which, in total accounted for 25.4% of our sales in 2014, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”, equity investee with 25% equity owned by APWC, accounting under equity method), and Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), their functional currency is Renminbi, while for CCH HK and PEWS their functional currency is U.S. dollars.  Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts for the reporting purposes.  Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

Competition

The wire and cable industry in the Asia Pacific region is highly competitive, and if we fail to successfully invest in and maintain product development, productivity improvements and customer service and support, sales of our products could be adversely affected.  Our competitors include a large number of independent domestic and foreign suppliers.  Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do.  We and other wire and cable producers compete primarily on the basis of product quality and performance, reliability of supply, customer service and price.  To the extent that one or more of our competitors are more successful with respect to the primary competitive factors, our business could be adversely affected.  In addition, the Company’s profit could be adversely impacted if low margin wire and cable manufacturers in China enter into the markets where we operate.  With respect to certain of our products, they are made to common specifications and may be interchangeable with the products of certain of our competitors.  Since customers could potentially substitute our products with those of our competitors, customer loyalty is an important pillar of our business’s competitive position.

Highly Concentrated Markets

Failure to properly execute customer projects in certain highly concentrated markets may adversely impact our ability to obtain similar contracts from other customers in the market and may result in material financial penalties.  In certain markets, sales of manufactured products are highly concentrated in large state-controlled entities or large private infrastructure developers.  As those markets are often highly concentrated, the loss of individual customers in such markets may have a material adverse impact on our position in that market as a whole.

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

Employees’ Unions

Some of the operating subsidiaries of the Company have a large number of employees that are members of employees’ unions.  Failure to successfully negotiate and/or renew collective agreements, strikes, or other labor disputes could result in a disruption of our operations.  The Company believes that approximately 100% and 99% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions.  Approximately 16% of the employees of APEC are members of the Australian Workers’ Union.  While the Company has never experienced a strike or other disruption due to labor disputes, the possibility exists that a labor dispute could lead to a disruption of our operations, hindering our ability to serve our customers, and ultimately having a material adverse impact on the Company’s results of operations.

Information Systems

Failure or disruptions of our information systems could have a material impact on our business and operations.  The Company heavily relies on information systems and technology for, amongst other tasks, processing customer orders, shipment of products, billing our customers, tracking inventory, supporting accounting functions and financial statement preparation, paying our employees, and otherwise running our business.  Disruptions in our system, whether from external or internal causes, could have a significant material adverse impact on our business.  Specifically, a disruption in our systems could adversely affect our ability to properly serve our customers and as a result, could affect our customer loyalty and ultimately, have an adverse impact on our business.  The Company is actively engaged in the monitoring of our information systems to manage the risk of security threats and sophisticated computer crime and to reduce the risk of disruption to the integrity of our data.

Employees and Personnel

If we fail to retain our key employees and attract qualified personnel, our business may be harmed.  The loss of any of our executive officers or other key employees, without a properly implemented transition plan, could have an adverse affect on operations.  The loss of executive officers or key employees could impair customer relationships and result in the loss of vital industry knowledge, expertise, and experience.  There is also a risk of losing key employees to our competitors, which can lead to the theft of trade secrets as well as competitors gaining valuable information about our manufacturing process. The Company’s future success depends on its continued ability to attract and retain talented and qualified personnel.

Indebtedness

As of December 31, 2014, the Company had a total of $278.4 million in credit available to itself, or one or more of its operating subsidiaries.  The available credit is provided by a total of 16 banks in the various regions/territories in which we operate.  Out of total available credit, $168.2 million was unused and available for borrowing.  The Company, collectively and on an individual basis is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged.  The weighted average borrowing rate, for all the outstanding loans combined, was 3.57% for 2014, which runs, at this point in time, slightly higher than like-kind borrowing rates that might be available to us in the marketplace, i.e., three month LIBOR (data of April 7, 2015) of 0.27% plus 2.5%.

Impairment Charges

As a result of market and industry conditions or in the event we close any of our manufacturing facilities, we may be required to recognize impairment charges for our long-lived assets, including goodwill.  To the extent the Company must incur goodwill impairment on our long-lived assets, there may be an adverse effect on our financial condition, including earnings per share and other financial results.

As of December 31, 2014, the Company performed impairment testing for SPRC, equity investee with 25% equity owned by APWC, accounting under equity method, as SPRC had been reporting losses in the past few years owning to slower economy growth and sluggish mining business in China in recent years. The Company determined that no impairment loss was recognized against SPRC. Nevertheless, the Company cannot guarantee that no impairment loss will incur in the future for various reasons including, but not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment to our business or a material adverse change in our relationship with our clients. If we recognize significant impairment charges, our results of operations may be materially and adversely affected.

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

Risks Relating to Thailand Region

A substantial portion of our Thai operations, which accounted for approximately 37.0% of our total net sales in 2014, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy.  With the political tension remaining high in Thailand, the continuing political uncertainty and the risk of further social unrest tends to lessen the attractiveness of the local market for foreign investment, and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market.

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

Alternative Transmission Technologies

Our fiber optic and copper-based telecommunications business is subject to competition from other transmission technologies, principally wireless-based technologies.  Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses and minimally in the access cable business.  In November 2011 we sold our entire 51% equity interest in Shandong Pacific Fiber Optic Cable Co., Ltd. (“SPFO”) to a group of buyers in China for a cash consideration of $2.9 million, due to its low profit margin generation and fierce competition in the local fiber optic cable market.  In January 2013 we completely disposed of another 49% ownership associate in Shangdong China:  Shangdong Huayu Pacific Fiber Optics, thus we entirely pulled out of the fiber optics business in China.  Wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications.  In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited.  While these technologies do present significant competition in the markets in which we conduct or plan to conduct business, the Company believes that demand for its fixed wire products will remain strong.  However, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

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

Principal Capital Expenditures

Total purchases of property, plant and equipment amounted to $10.9 million in 2012, $9.5 million in 2013 and $6.0 million in 2014, mostly for newly purchased production machinery and equipment for the CTW group in Thailand and Ningbo Pacific Cable Co., Ltd. (“NPC” or “Ningbo”) in China and for a new plant at Shenzhen for the Chinese domestic market.

4.1.1	Certain Recent Events

In 2012, the Company determined to convert its financial accounting principles from US GAAP to IFRS.  The Company made this change to align the accounting principles used at its public holding company level with those employed for some years by its principal operating subsidiaries and because of the increasing acceptance and usage of IFRS by foreign private issuers.  Accordingly, the financial data contained in this report for the fiscal years ended December 31, 2014, 2013 and 2012 are reported in accordance with IFRS.

As part of the Company’s evaluation of its financial reporting, the Company examined its historical business reporting segments, consisting of manufactured products, distribution and SDI project engineering.  The Company noted that in some years manufactured products represented 90% or more of total revenues, that SDI project engineering to date has been limited to the Singapore market and that distribution has traditionally been viewed as an ancillary component of the Company’s overall business plan.  After careful deliberation, management decided in 2013 to reorganize the Company’s business segments along regional lines, which it believes better reflects the organizational structure, deployment of its assets, cost allocations and information gathering and reporting of the consolidated group.  In addition, in 2013 the Company appointed Mr. William Gong Wei as it chief operating officer (“COO”) and Mr. Gong Wei undertook, at the Company’s request, a reorganization of the lines of reporting among the Company’s operating subsidiaries to reflect the determination of management to emphasize regional reporting.

The Company now has three operating segments, consisting of the North Asia region, the Thailand region and the Rest of the World (“ROW”) region.

Each segment engages in business activities generating revenues and incurring expenses.  Each segment generates a management report which contains its own financial information and submits to the Company’s chief operating decision maker (“CODM”) for review on a monthly basis.  The Company’s CEO and COO are the ones who review all the management reports provided by each segment, make the decisions on how the resources are to be allocated and assesses the operating performances based on the reports.  Each reporting segment has a segment manager who is in charge of the business operations in such region and regularly contacts the Company’s CEO and COO to discuss operational-related matters.

On December 31, 2014, the Company announced its financial results for the first nine months of 2014. On October 8, 2014, APWC announced its financial results for the first six months of 2014. On August 13, 2014, the Company announced its financial results for the first three months of 2014. At that time, the Company announced also that its Board of Directors had authorized the future implementation of a share repurchase program of up to $1 million worth of its Common Shares. APWC did not announce a commencement date for that future share repurchase program and, to date, it has not yet been implemented.  In addition, Mr. Yuan Chun Tang, CEO, and Mr. Ivan Hsia, CFO, were authorized to take all actions necessary to organize and implement the Company’s 2014 annual general meeting of shareholders (the “2014 AGM”).

The Company conducted its 2014 AGM in Taipei on October 9, 2014, where all matters put to a vote of the shareholders were approved.

4.1.2	Managing Our Business in Current Market Conditions

In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis.  The days of sales outstanding in 2014 was 85 days compared to 98 days in 2013.  The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs.  The Company has also reduced its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies.  The Company has focused also on reducing operating costs where practicable.  We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity and maintain a strong cash position.  As of December 31, 2014, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $168.2 million, a decrease of $3.5 million from that date one year prior.  We believe that available and unused amounts of credit are sufficient to support our current working capital needs.  The total bank loans and trust receipts outstanding as of December 31, 2014 were $12.1 million higher than that as of December 31, 2013.  Trust receipts represent debt were incurred by the Company for goods then in its possession.

4.1.3	Recent Business Trends

APWC experienced a 2% reduction in overall 2014 revenues against revenue of 2013 and a decrease in gross profit by 29.1% against that of 2013.  Operating profit was down from $17.2 million in 2013 to $5.2 million in 2014, due primarily to the lower drop in gross margin of the Thailand region which was caused, in part, by the continuous political unrest in Thailand and more intense competition with the Company’s business in Australia as well as the provision of $2.2 million provided for the delinquent accounts of our customers in China.  The Company's gross margin yielded earnings per share of $0.04 in 2014, compared to earnings per share of $0.42 in 2013 and $0.70 in 2012.

4.2	Business Overview

The Company is a holding company that operates its business through operating subsidiaries and associates, principally located in Thailand, China, Singapore and Australia.

The following chart shows the organizational structure of the Company as of December 31, 2014 and its principal operating subsidiaries, including affiliate ownerships, and the percentage of ownership interest and voting power in each case.  The location of the headquarters of each company is indicated in parentheses under the company’s name (“S” for Singapore, “T” for Thailand, “A” for Australia and “C” for China or Hong Kong).

Asia Pacific Wire & Cable Corp. Ltd. (Bermuda)
98.3%
Sigma Cable Company Pte. Ltd. (S)
100%
Crown Century Holdings Ltd. (C)
25%
Shandong Pacific Rubber Cable Co., Ltd. (C)
50.9%
Charoong Thai Wire & Calbe
64.8%
Australia Pacific Electric Cable Pty. Ltd. (A)
35.2%
100%
Ningbo Pacific Cable Co., Ltd. (C)
100%
Sigma-Epan Internatio nal Pte Ltd. (S)
100%
Pacific Electric Wire & Cable (Shenzhen) Co. Ltd. (C)
60%
Siam Fiber Optics Co., Ltd. (T)
100%
Double D Cable Comapny Ltd. (T)
100%
Siam Pacific Electric Wire & Cable Ltd.
100%
Epan Industries Pte. Ltd. (S)
57.8%
31.4%
10.8%
Shanghai Yayang Electric Co.,

Thailand Region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Pacific Optics”)

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”).  It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable.  It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services.  Charoong Thai was established in Thailand in 1967 as a limited public company.  As of December 31, 2014, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai.  The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai.  The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai.  The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees.  In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted.  In May 2013, rather than producing premium products, a new subsidiary – named “DD” was formed by Charoong Thai in order to produce cable products that were just on par with, or exceeded, national standards.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc (“Ital-Thai”), a third party, which at the time was the largest diversified construction company in Thailand, principally engaging in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand.  Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand.  Siam Pacific is now a 100%-owned subsidiary of Charoong Thai and it focuses on the manufacture of telecommunications cable, and enameled wire for the domestic Thailand market.  As we have reported previously, the Siam Pacific operation suffered significant flooding damage in September and October of 2011 but with support from affiliated companies in Taiwan and in China, Siam Pacific resumed full operations during the course of 2012.  During 2013 and 2014, Siam Pacific conducted its operations without any material disruptions.

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

North Asia Region

During 2014, the Company’s China (and North Asia) operations were conducted through six business entities – Shanghai Yayang, CCH HK, PEWS, Ningbo, SPRC (equity investee) and PEWC Hong Kong.  The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a subsidiary in Shanghai incorporated in June 1998 to manufacture enameled wires.  The Company’s effective holding in Shanghai Yayang is 66.35%.  Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including to local and Taiwanese based end-users.  The board consist of six directors, each of whom is either a member of management of Shanghai Yayang who are expatriated from Taiwan or Thai representatives, also expatriated or designated by APWC or PEWC.

The Company owns 100% of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWS.  PEWS manufactures enameled wires for electric, video and audio products for both domestic and export sales.

A new subsidiary - PEWC Hong Kong was created by CCH in August 2013 for the purpose of becoming the trading arm for PEWS, replacing Epan Industries Pte Ltd. (“Epan”) in Singapore, an indirect, wholly-owned subsidiary of APWC, which originally acted as the distributor for PEWS products.  The Company believes that PEWS is one of the major manufacturers of enameled wire products in the southern Chinese market.  In August 2014, PEWC Hong Kong was sold to Dragon Conqueror Ltd., which is a subsidiary of PEWC. The Company received $0.2 million in sale proceeds and realized a loss of $0.2 million from the sale of PEWC Hong Kong. The sale benefited the Company because it was not in a position to continue to support PEWC Hong Kong. As a subsidiary of PEWC, PEWC Hong Kong can call on the resources of PEWC and it continues to act as the distributor of PEWS products.

In January 2014, Epan was sold to Sigma Cable Company (Private) Limited (“Sigma Cable”), an indirect, 98.3%-owned subsidiary of the Company in Singapore.  Currently, Epan is acting as the distributor of Sigma Cable and other third party suppliers.

Throughout 2013 and 2014, the Company engaged in the development of new, and the refurbishment of existing, manufacturing facilities and operations located in Ningbo, China.  After ceasing operations at Ningbo in 2006, the Company maintained its interests in land and certain plant and equipment located at the Ningbo site.  APWC also bought out the interest from its partner and now owns 100% of the property, plant and equipment at Ningbo.

The Company holds a 25.0% interest in SPRC, which manufactures rubber cable for the China market.  The remaining 75% is owned by Shandong Yanggu Wire & Cable Corp. Ltd. (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the major cable producers in China.

The Company held a 49% interest in Shandong Huayu Pacific Fiber Optics Communication, Co., Ltd. (“SHP”), which engages in the manufacture of optic fibers.  In January 2013, the Company completed the sale of its 49% interest in SHP to its partner, Shandong Pacific Fiber Optics Cable Co. Ltd., which acquired 100% of SHP as of the closing of that sale.  Due to a severe downturn in the market for fiber optic cable after SHP was established, the plant intended to be constructed for manufacturing fiber optic cable was not completed and a production date for commencing operations had not been determined.  The Company received RMB 9.5 million for its 49% interest in SHP, which yielded a gain for the Company of over $0.2 million in 2013.  The management considered disposing of its interest in SHP for some time because this equity investee has been in a loss position for several years and because fiber optic cable in Shandong Province is not an element of the Company’s core business plan.

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

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company in Thailand is exported.  The enameled wire is also exported to customers throughout Southeast Asia.  The following table sets forth the Company’s sales revenues for the periods indicated in its three reporting segments – North Asia region, Thailand region and ROW region for its three principal product lines, i.e., Manufactured Products, Distributed Products, and SDI together with their respective percentage share of total sales by reporting segment for such periods.

	For the year ended December 31, (figures in US$ are in thousands)
	2014		2013		2012
	$	%	$	%	$	%
Regions:
North Asia	$114,836	25.40%	$69,347	15.00%	$55,633	12.00%
Thailand	166,864	37.00%	175,347	38.10%	190,379	41.20%
ROW	169,627	37.60%	215,982	46.90%	216,253	46.80%
Total Net Sales	$451,327	100.00%	$460,676	100.00%	$462,265	100.00%

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

In Singapore alone, sales of Manufactured Products in 2014 accounted for 32% of the total net sales in Singapore; sales of Distributed Products in 2014 accounted for 50%, the remaining 18% representing SDI project engineering services.  SP Power Assets Ltd. has historically been far and away the leading customer for the Company’s SDI services.  Sales to the customer are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Power Assets Ltd.

China

The Company produces and sells copper-based telecommunication cable and enameled wire in China.  The Company’s China operations are now conducted through six business entities; following the sale in early 2013 of the Company’s interest in SHP as described earlier.  Copper-based telecommunication cables are generally sold to the national, providential or local offices of the fixed-line and mobile telecommunications network operators or sub-contractors of such agencies.  The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

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

Australia

Currently, besides APEC, there are two major wire and cable producers with operations located in Australia:  Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the states of Victoria and New South Wales, respectively.  Also, Advance Cable, a cable producer with a factory in Victoria, has recently obtained a bigger market share. In addition, a significant portion of the Australian market is serviced by two importers:  (i) General Cables Australia, which imports cables from its parent company General Cables, which manufactures cables in New Zealand and (ii) Electra Cables, which imports cables from factories in China.  These companies are APEC’s principal competitors.  APEC however is the only power cable producer in Queensland and therefore seeks to take advantage of its comparative proximity to Queensland-based customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia.  APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and service the customers in those regions.  APEC also has a distribution agreement with one of the regional suppliers with the goal of generating additional business for the Australia operations.  Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards.  Asean (Association of South East Asian Nations) Free Trade Area (AFTA) Agreements are in effect with Singapore and Thailand, among other Asian countries.

China

PEWS manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export.  PEWC Hong Kong, one of the subsidiaries of PEWC, is the trading arm of PEWS.  It supplies mainly to overseas transformer, motor and coil manufacturers.  It faces competition principally from overseas imports and local manufacturers.

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

Thailand Region

A substantial portion of the Company’s Thai operations, whose sales accounted for approximately 37.0% of the Company’s net sales in 2014, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  The volume of sales of these products tends to correlate with the general level of economic activity in Thailand.  As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy.  Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives.  In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”).  Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

The Company produces and sells copper core telecommunications cable, enameled copper wire and enameled aluminum wire to the Thai market, and also exports enameled wire to overseas markets. Sales of telecommunications cable, one of the Company’s leading products in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the Telephone Organization of Thailand Corporation Plc. (“TOT”), or by sales directly to subcontractors of Triple T and True, the two private telephone line contractors which would be licensed by TOT with regard to particular projects.  The Company generally sells enameled wire directly to electrical appliance manufacturers or an OEM (original equipment manufacturers) for both the local and export markets, and in smaller units that are sold to local dealers.

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

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market.  In 2014, the Company realized $21.6 million in revenues from SDI projects, compared to $18.6 million in 2013 and $6.4 million in 2012.  Revenue in Singapore from Distributed Products in 2014 was $61.0 million, compared to $54.8 million in 2013 and $45.2 million in 2012.

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

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, PEWS and NPC.  The following is a summary of the Company’s material facilities and operations as of December 31, 2014.

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

Sigma Cable produces power cable on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation (“JTC”) for 30 years from September 16, 2000 to September 16, 2030.  JTC is a government-linked corporation and is Singapore’s largest industrial landlord.  Building assets are pledged to United Overseas Bank.

APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land parcel in Brisbane, Australia.  Neither the production facility nor the land is mortgaged.

Shanghai Yayang operates a factory that produces enameled wires, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai.  Assets consisting of buildings with a value of approximately $1 million are pledged to Industrial and Commercial Bank of China.

PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China.  A leasehold right of industrial land use for the land has been granted for 49 years.  The land and building is pledged to Agricultural Bank of China as security for a $3.7 million bank loan.

NPC is situated in Ing-Chiang Township in Ningbo City in Zhè Jiāng Province, China.  NPC manufactures electronic wire in a facility that occupies 44,000 total square meters, with a land use right expiring July, 2044.  The factory and the land use right are pledged to the local financing institute for a $7.5 million loan.

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

The Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment.  The Company believes that all of its operations are in compliance with, and in certain circumstances exceed, all applicable environmental laws and regulations.  The Company’s operations in Thailand have recovered fully from the property damage and cessation of operations that occurred there in 2011 by reason of the nationwide flooding crisis.  The Company has not been subject to any legal, regulatory or other action alleging violations or breaches of environmental standards.  While it is difficult to accurately estimate future environmental compliance costs and potential liabilities, if any, the Company does not currently anticipate any material adverse effect on its consolidated results of operations, financial position or cash flows as a result of compliance with these laws.

Item 4A:	Unresolved Staff Comments

(Not applicable)

Item 5:	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.

5.1	Disclosures of Critical Accounting Policies

Summarized below are our accounting policies that we believe are important to the portrayal of our financial results and also involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

}	In the principal market for the asset or liability, or

}	In the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

}	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities

}	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

}	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the income statement.  The losses arising from impairment are recognized in the other operating expenses for receivables.

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

Available-for-sale financial assets

Available-for-sale financial assets include equity investments and debt securities.  Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.  Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale reserve to the income statement in finance costs.  Interest earned whilst holding available-for-sale financial investments is reported as finance income using the EIR method.

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

}	adverse changes in the payment status of borrowers in the Company (e.g. an increased number of delayed payments); or

}	national or local economic conditions that correlate with defaults on the assets in the Company.

For trade receivables that have been individually assessed, but for which there is no objective evidence of impairment, the review for impairment is performed on a group basis, based on similar credit risk characteristics.

Available for sale financial assets

For available-for-sale financial assets, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

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

(iii)	Financial Liabilities

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

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use.  A CGU is the smallest group of assets that generates cash inflows that are largely independent of the cash flows from other assets or groups of assets. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Local management should consider each uncertain tax positions individually, by first consider whether each position taken in the tax return is probable of being sustained on examination by the taxing authority.  It should recognize a liability for each item that is not probable of being sustained.  The liability then is measured using a single best estimate of the most likely outcome.  The uncertain tax positions are presented in the current tax liabilities.

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

SDI

The Company’s supply, delivery and installation services are considered as multiple elements arrangements in accordance with IAS 18.  The sale of cables and the installation service are considered as one single arrangement.

Revenue of SDI is accounted for using the percentage-of-completion method, based on the customer certification of the length of cable laid with respect to the estimated total length of cable under the contracts in accordance with IAS 11.

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

	For the year ended December 31,
	2014	2013	2012
	(in thousands except for percentage)
Net Sales:
North Asia region	$114,836	$69,347	$55,633
Thailand region	166,864	175,347	190,379
ROW region	169,627	215,982	216,253
Total	$451,327	$460,676	$462,265
Gross profit:
North Asia region	$4,441	$3,096	$4,274
Thailand region	15,882	26,385	25,063
ROW region	16,421	22,335	21,142
Total gross profit	$36,744	$51,816	$50,479
Gross profit margin:
North Asia region	3.87%	4.47%	7.68%
Thailand region	9.52%	15.05%	13.16%
ROW region	9.68%	10.34%	9.78%
Total gross profit margin	8.14%	11.25%	10.92%

5.3	Operating Results

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

5.3.1	Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

	For the Year Ended December 31,
	2014	2013	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Net sales	$451,327	$460,676	(9,349)	(2.0)
Costs of sales	(414,583)	(408,860)	(5,273)	(1.3)
Gross profit	36,744	51,816	(15,072)	(29.1)
Other operating income	89	181	(92)	(50.8)
Selling general & administrative expenses	(29,479)	(34,559)	5,080	14.7
Other operating expenses	(2,168)	(196)	(1,972)	(1,006.1)
Operating profit	5,186	17,242	(12,056)	(69.9)
Finance cost	(1,697)	(1,734)	37	2.1
Finance income	1,167	1,306	(139)	(10.6)
Share of loss of an associate	(338)	(211)	(127)	(60.2)
Gain on disposal of investment	—	232	(232)	(100.0)
Loss on sale of a subsidiary	(178)	—	(178)	(100.0)
Exchange loss	(206)	(1,245)	1,039	83.5
Other income	1,150	1,454	(304)	(20.9)
Other expenses	(49)	(260)	211	81.2
Income from continuing operations before income taxes	5,035	16,784	(11,749)	(70.0)
Income taxes expenses	(2,274)	(5,518)	3,244	58.7
Net income	$2,761	$11,266	(8,505)	(75.5)
Net income attributable to non-controlling interests	2,189	5,419	(3,230)	(59.6)
Net income attributable to APWC	572	5,847	(5,275)	(90.2)

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs.  Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for majority of the cost of sales in 2014 and 2013.

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

Average copper prices per metric ton decreased by 6.4% from $7,326 in 2013 to $6,860 in 2014 (annual average).

Copper prices indicated in this report are quoted from the LME index.  The 2014 and 2013 copper prices were as follows:

		2014	2013
Average LME copper price ($/Ton)	Q1	7,038	7,928
	Q2	6,787	7,146
	Q3	6,992	7,079
	Q4	6,621	7,153
	Year	6,860	7,326

The average copper price in March 2015 on the LME was $5,926 per metric ton.

Net Sales

Total sales in the North Asia region increased by $45.5 million, or 65.6%, from $69.3 million in 2013 to $114.8 million in 2014. The increase in sales was primarily due to the fact that starting November 2013, the region's export sales were no longer made through EPAN, and as a result, a substantial portion of the export sales was moved to the North Asia region. The increase in sales was also contributed by the increase in the sales of manufactured products due to a different sales strategy, which increased both domestic and export sales.

Revenue from the Thailand region decreased by $8.4 million from $175.3 million in 2013 to $166.9 million in 2014, or 4.8%. The decrease was primarily attributable to the fact that the volatile political situation adversely impacted the level of infrastructure investment and customer demand for our products.

Revenue decreased by $46.4 million, or 21.5%, from $216.0 million in 2013 to $169.6 million in 2014 in the ROW region. The decrease was primarily because starting November 2013, a substantial portion of the export business was transferred to the North Asia region rather than being conducted through the ROW region. The decrease was also attributable to the decrease in sales in APEC due to stronger competition in the Australia market and the depreciation of the Australian dollar.

Gross Profit

Gross profit for 2014 was $36.7 million, representing a decrease of $15.1 million, or 29.1% down compared to $51.8 million in 2013. The decrease was primarily attributable to the lower margin in the Thailand region and the Company’s business in Australia in the ROW region.

The gross profit margin of the North Asia region was down from 4.47% in 2013 to 3.87% in 2014. The Company’s main product in this region is enameled wire, as the technology required to manufacture the product is low and the manufacturing process is not sophisticated, the Company’s business in the region was adversely affected by competition in the local market. In order to maintain the market share without sacrificing the product quality, the Company lowered the selling price to match competitors’ prices.

The gross margin of the Thailand region was 9.52% in 2014, down from 15.05% in 2013, a decrease of 36.7%.  Our major clients in this region included government entities, private sector participants in the infrastructure sector and agents for governmental entities.  The unstable political environment adversely affected Thai government’s spending on infrastructure.  The gross margin of the Thailand region was eroded by the decrease in sales to the public sector, from which our subsidiaries in the Thailand region enjoyed a higher profit margin.

The gross profit margin of the ROW region decreased from 10.34% in 2013 to 9.68% in 2014.  The decrease of the gross margin was primarily due to the competition in the Australia market, where the Company’s Australia subsidiary lowered the selling price to compete with similar products imported from China by other competitors.

Operating Profit

SG&A expenses were $29.5 million in 2014, decreased by $5.1 million, or 14.7%, from $34.6 million in 2013.   The decrease in SG&A was primarily attributable to the decrease in sales-related commissions and remuneration.  The decrease was partially due to the depreciation of the Thai Baht and Australian dollar.  For the years ended 2014 and 2013, SG&A expenses accounted for 6.5% and 7.5% of the net sales, respectively.

In 2014, we recorded a net provision of allowance for doubtful accounts of $2.2 million, owing to the fact that some of the major customers of the Company were not able to settle their overdue payments.  Our internal controls provide that we perform a detailed review of our outstanding receivables, and make adjustments to our estimate to reflect significant delinquent accounts receivable.  The Company is not aware of other significant delinquent accounts receivable that have not already been adequately reserved.  The Company has brought actions against some customers who failed to settle their delinquent accounts.  The outcome of those actions will not have a material impact on our results of operations or financial condition.

Finance Income

The finance income was interest earned from bank deposits.  Interest income decreased from $1.3 million in 2013 to $1.2 million in 2014 by $0.1 million, or 10.6%, primarily due to tighter cash position in the North Asia region and the depreciation of the Thai Baht and Australian dollar against the U.S. dollar.

Share of Loss of an Associate

The increase in the share of loss of an associate by $0.1 million in 2014, as compared to that of 2013, was primarily due to the loss that the Company recognized of $0.3 million according to its shareholding in SPRC.

Gain on Disposal of Investment

In 2013, a gain of $0.2 million was recognized from the disposal of the Company’s equity investment in Shandong Huayu Pacific Fiber Optics.

Loss on Disposal of a Subsidiary

In August 2014, the Company recognized a loss of $0.2 million from the disposal of PEWC Hong Kong, a wholly-owned subsidiary of the Company.

Exchange Gain/(Loss)

The exchange rates at December 31, 2014 and 2013 are listed below, based on the Noon Buying Rate.  However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	As of December 31,
	2014	2013
Foreign currency to US$1:
Thai Baht	32.90	32.68
Singapore $	1.324	1.262
Australian $	1.224	1.120
Chinese RMB	6.205	6.054

Other Income

Other income decreased by $0.3 million compared to 2013 primarily due to a non-recurring income in 2013.

Other Expense

Other expenses decreased by $0.2 million compared to 2013 primarily due to the net loss on financial instruments in 2013.

Income Taxes

Income tax expense was $2.3 million in 2014 compared to $5.5 million in 2013.  The change was mainly due to the decrease in pre-tax income.  The increase in effective tax rate from 32.88% in 2013 to 45.16% in 2014 was owning to the fact that our future tax benefits resulting from loss carry forwards could not be recognized.

5.3.2	Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

	For the Year Ended December 31,
	2013	2012	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Net sales	$460,676	$462,265	(1,589)	(0.34)
Costs of sales	(408,860)	(411,786)	2,926	0.71
Gross profit	51,816	50,479	1,337	2.65
Other operating income	181	5,825	(5,644)	(96.89)
Selling general & administrative expenses	(34,559)	(34,593)	34	0.10
Other operating expenses	(196)	(888)	692	77.93
Operating profit	17,242	20,823	(3,581)	(17.20)
Finance cost	(1,734)	(2,195)	461	21.00
Finance income	1,306	1,322	(16)	(1.21)
Share of loss of an associate	(211)	(21)	(190)	(904.76)
Gain on disposal of investment	232	—	232	100.00
Gain on liquidation of subsidiaries	—	279	(279)	(100.00)
Exchange gain (loss)	(1,245)	2,411	(3,656)	(151.64)
Other income	1,454	1,933	(479)	(24.78)
Other expenses	(260)	—	(260)	(100.00)
Income from continuing operations before income taxes	16,784	24,552	(7,768)	(31.64)
Income taxes expenses	(5,518)	(7,578)	(2,060)	(27.18)
Net income	$11,266	$16,974	(5,708)	(33.63)
Net income attributable to non-controlling interests	5,419	7,280	(1,861)	(25.56)
Net income attributable to APWC	5,847	9,694	(3,847)	(39.68)

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

Average copper prices per metric ton decreased by 7.8% from $7,950 in 2012 to $7,326 in 2013 (annual average).

Copper prices indicated in this report are quoted from the LME index.  The 2013 and 2012 copper prices are as follows:

		2013	2012
Average LME copper price ($/Ton)	1Q	7.928	8,308
	2Q	7,146	7,867
	3Q	7,079	7,717
	4Q	7,153	7,909
	Year	7,326	7,950

Net Sales

Total sales in the North Asia region increased by $13.7 million, or 24.7%, from $55.6 million in 2012 to $69.3 million in 2013. The increase was primarily due to the increase of domestic sales in 2013 comparing to that of 2012 and starting November 2013, a portion of export sales was conducted through the North Asia region rather than the ROW region.

Revenue from the Thailand region decreased by $15.0 million from $190.4 million in 2012 to $175.3 million in 2013, or 7.9%.  The decrease was primarily attributable to the fact that the volatile political situation adversely impacted the level of infrastructure investment and customer demand for our products.

Revenue decreased by $0.3 million, or 0.1%, from $216.3 million in 2012 to $216.0 million in 2013 in the ROW region. The decrease in sales in this region was primarily because starting November 2013, a portion of the export business was transferred to the North Asia region, and no longer conducted by the ROW region. The decrease of EPAN's revenue was partially offset by the increase of sales in SDI.

Gross Profit

Gross profit for 2013 was $51.8 million, representing an increase of $1.3 million, or 2.7% up compared to $50.5 million in 2012.  The increase was primarily attributable to the higher margin on power cables in the Thailand region, despite the margin erosion on enameled wires.

The gross profit margin of the North Asia region was down from 7.68% in 2012 to 4.47% in 2013. The decrease was primarily caused by the decrease in the copper price and weak demand in this market. In addition, the Company’s main product in this region is enameled wire, as the technology required to manufacture the product is low and the manufacturing process is not sophisticated, the margin was eroded by competition in the local market.

Notwithstanding the drop of sales in the Thailand region by 7.9% as mentioned above, gross profit margin of the region was 15.05% in 2013, up from 13.16% in 2012, an increase of 14%. Our major clients in this region included government entities, private sector participants in the infrastructure sector and agents for governmental entities. As the selling price was set at a predetermined amount based on the sales agreements signed with these customers, the region enjoyed a higher profit margin as the copper price decreased leading to products manufactured at a lower cost.

The gross profit margin of the ROW region increased slightly from 9.78% in 2012 to 10.34% in 2013. The gross profit margin of the region in 2013 remained stable compared to that of 2012.

Operating Profit

SG&A expenses were $34,559 in 2013, slightly decreased by $34, or 0.1%, from $34,593 in 2012.  For the years ended 2013 and 2012, SG&A expenses accounted for 7.5% of the net sales for both years.

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

The decrease in the operating income in 2013, as compared to 2012, was attributable to the insurance proceeds in 2012 in the amount of $4.8 million (Baht 149 million) due to the suspended operations temporarily in the fourth quarter of 2011 because of damage sustained from the flooding in Thailand.  The decrease in operating expenses in 2013 was also for the same reason as there was no flooding related spending in 2013.

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

Share of Profit of an Associate

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

As of December 31, 2014 we had $68.9 million in cash and cash equivalents, primarily in bank accounts and cash on hand.  Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities.  Our primary financing needs will continue to be focused on the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and equity investees.  Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations.  Corporate needs are funded primarily through distributions from our subsidiaries.  Although we have no current intention to pay dividends, we would rely upon distributions of dividends from our subsidiaries in order to do so.  As noted in our risk factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us.  Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.  We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section.  Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of our subsidiaries and by reason of the current cash requirements of the operating subsidiaries.  Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions.  Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $278.4 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon.  These arrangements do not have termination dates but are reviewed annually for renewal.  As of December 31, 2014, the unused portion of the credit lines was approximately $168.2 million.  Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts.  As of December 31, 2014, the Company had obligations in respect of amounts callable under issued, but undrawn letters of credit totaling $49.0 million.  Liabilities relating to the letters of credit are included in current liabilities.  There is no seasonality to the Company’s borrowing.

Net cash provided by operating activities in the year ended December 31, 2014 was $8.1 million, as compared to $20.6 million of net cash provided by operating activities in the year ended December 31, 2013. The decrease was primarily the result of a decrease in net income in 2014.

In 2013, net cash provided by operations was $20.6 million compared to $10.7 million in 2012. The increase in net cash provided by operating activities was primarily attributable to a decrease in trade and other receivable in 2013 compared to an increase from 2011 to 2012

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period.  Our days of sales outstanding as of December 31, 2014 was 85 days, as compared to 98 days as of December 31, 2013.  We have in place rigorous policies across the Company that emphasize the importance of continuous focus on collection efforts.

In 2014, cash used in investing activities was $6.3 million compared to $5.5 million in 2013. The increase in net cash used in investing activities was primarily due to the proceeds from disposal of available-for-sale financial assets and held-for-sale assets in 2013 which was partially offset by the decrease in cash used to purchase property, plant and equipment in 2014 comparing to 2013.

In 2013, net cash used in investing activities was $5.5 million compared to $13.3 million in 2012. The decrease in net cash used in investing activities was primarily due to the proceeds from disposal of  available-for-sale financial assets and held-for-sale assets in 2013 as compared to the purchase of available-for-sale financial assets in 2012.

Net cash provided by financing activities was $7.7 million in 2014.  In 2014, net cash provided by financing activities reflected primarily proceeds from borrowings and the repayment of borrowings.

Net cash used in financing activities was $19.4 million and $0.9 million in 2013 and 2012, respectively. Net cash used in financing activities reflected primarily the repayment of borrowings and proceeds from borrowings.

We engage in various transactions with PEWC, including the purchase of certain raw materials and the distribution of PEWC, products, mainly in Singapore.  The Composite Services Agreement contains provisions that define our relationship and the conduct of our respective businesses and confer certain preferential benefits on us.  Under the Composite Services Agreement, the material terms of which are summarized in the “Material Contracts” section, there are no obligations binding on the Company in favor of PEWC, nor are there any pre-established purchase commitments for copper.  As such, the Composite Services Agreement should not impact cash flows or liquidity until such time as actual purchases are made in the ordinary course of business such as for the purchase of raw materials.  The Composite Service Agreement may, however, impact operations to the extent that PEWC is not able to fulfill its obligations, such as supplying copper, and copper is not otherwise readily available on comparable terms from other market sources.  Cash generated by operations and borrowings, when needed, from our credit facilities have been the primary sources of funding purchases under the Composite Services Agreement, and we believe these sources will continue to provide sufficient funds for future purchases under this agreement.

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

The Company does not currently engage in its own research and development.  Under the Composite Services Agreement with PEWC described herein, the Company benefits from research and development conducted by PEWC at little or no cost to the Company.  In 2014, the Company utilized technology from its parent company, PEWC, to assist in developing the Company’s new business line of electronic wire being manufactured in NPC’s facility.  Accordingly, the Company has not made material expenditures on or commitments to research and development since formation.

5.6	Trend Information

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•
Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2014, the copper price went down from $7,326 (yearly average for 2013) per metric ton to $6,860 per metric ton (yearly average for 2014).  Under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.

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

5.8	Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2014:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Bank loans and overdrafts	$53,863	$53,863	$–	$–	$–
Finance lease obligations (principal amount only)	69	31	38	–	–
Finance charges on finance lease obligations	7	4	3	–	–
Operating lease obligations	4,785	1,680	903	538	1,664
Capital commitment relating to installation of equipment and acquisition of machinery	4,591	4,591	–	–	–
Capital commitment relating to repair and maintenance consulting service	62	62	–	–	–
Purchase obligations for copper cathodes	159,995	159,995	–	–	–
	$223,372	$220,226	$944	$538	$1,664

The contractual obligation for the purchase of coper cathodes disclosed in the table above was the minimum purchase commitment.  For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18:  “Financial Statements.”

Item 6:	Directors, Senior Management and Employees

6.1	Directors and Senior Management

There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights.  The Bye-Laws provide that a quorum consists of a majority of the directors then in office.  As of December 31, 2014, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding.  By a resolution passed at the Company’s most recent annual general meeting of shareholders (the “2014 AGM”) held on October 9, 2014, the shareholders determined that the minimum number of directors shall be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws.  Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present.  The following table sets forth certain information concerning the current directors and certain other officers of the Company.  All directors are subject to annual election by the shareholders of the Company.  Each of the directors was reelected at the Company’s 2014 AGM.  Officers generally hold office for such period and upon such terms as the Board may determine.

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

Mr. Yuan Chun Tang has been a member of the Company’s Board of Directors since 2004 and Chief Executive Officer since 2005.  Mr. Yuan served as the Company’s Chairman from 2005 to 2009.  He has also served as Chairman of PEWC since 2004 and has been the Director of Pacific Construction Corp. Ltd since 2002.  Mr. Yuan served as the Director of the Taiwan Co-generation Corp from 2005 to 2008.  Mr. Yuan has also been the Chairman of the Taiwan Electric Wire & Cable Industries Association since 2004.  He has served as the Supervisor to the Taipei Importers/Exporters Association as well as the Director of Chinese National Federation of Industries in Taiwan since 1998 and 2004, respectively.

Mr. William Gong Wei has been appointed Chief Operating Officer effective April 1, 2013.  He was first assigned to Charoong Thai Wire and Cable Pte. Co. Ltd. as Engineer, Assistant Plant Manager, and later consultant to the high voltage cable division from 1991 to 2000.  Thereafter, Mr. Gong left Charoong Thai to pursue other professional activities until he rejoined the Company in 2009.  In April 2009 he was appointed as General Manager of Sigma Cable in Singapore.  Mr. Gong Wei holds a master’s degree from the Asian Institute of Technology in Bangkok, Thailand.

Mr. Ivan Hsia was appointed as Chief Financial Officer effective August 1, 2013.  Mr. Hsia previously served as the Deputy CFO of the Company.  Prior to that, he served as the Senior Internal Audit Manager of the Company.  Before joining APWC, Mr. Hsia was the head of internal audit at Newegg.com in Los Angeles, CA, USA.

The Company’s Common Shares are traded on the Global Markets tier of NASDAQ.  Notwithstanding that, the Board of Directors is not composed of a majority of independent directors.  The Company is relying upon the “controlled company exemption” that is available to issuers under the rules of NASDAQ.  In effect, the “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer.  PEWC owns and controls, directly or indirectly, 65.6% of the issued and outstanding Common Shares of the Company.

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

The Compensation Committee primarily functions to assist the Company in determining the compensation to be paid to the executive directors and certain members of the senior management of the Company.  According to the charter under which it operates, the Compensation Committee is authorized to:  (i) review and recommend to the Board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of the Company and its principal operating subsidiaries; (ii) review new executive compensation programs, review on a periodic basis the operations of the Company’s executive compensation programs to determine whether they are properly coordinated, establish and periodically review policies for the administration of executive compensation programs, and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. Mr. Andy Cheng and Mr. Yuan Chun Tang, the Company’s Chairman and Chief Executive Officer, respectively, serve in a non-voting advisory capacity to the Compensation Committee.

6.4	Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2014 was approximately $2.2 million.   As of March 31, 2015, our directors and executive officers beneficially owned approximately 103,000 Common Shares representing approximately 0.7% of the issued and outstanding Common Shares.  The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws applicable to the Company.

In 2014, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is an executive officer of the Company or PEWC was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board of Directors.

No funds or provisions have been set aside for providing compensation to directors or management except for government mandated programs.

6.5	Employees

The Company employed a total of 1,448 employees as of December 31, 2014, of which about 18.4% were administrative and management personnel.  Approximately 56.7% of employees were located in the Thailand region, 27.7% in the North Asia region and 15.6% in the ROW region.    Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore.  Contributions to the plans are made on an annual basis and totaled $1.3 million in 2014.  Additionally, the Company has several defined benefit plans in accordance with Thailand labor law.  In its Thai subsidiaries, the Company must pay a retiring employee from one to twenty-nine times such employee’s salary rate during his or her final month, depending on the length of service.  During 2014, the Company’s total expenses under this labor law were $0.5 million.  These plans are not funded and the amount is recognized and included in Employee Benefit Liabilities in the Company’s balance sheet.  The Company settles it obligations as and when employees retire.  The accumulated benefit obligations under this plan amounted to $6.7 million as at December 31, 2014.

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

The Company has never experienced a strike or other disruption due to labor disputes.  The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees.  In Singapore, employee turnover is approximately 24.4% of total employees annually.  In Thailand, average employee turnover is approximately 5% of total employees annually.

Item 7:	Major Shareholders and Related Party Transactions

7.1	Major Shareholders

On March 27, 2009, PEWC acquired 1,410,739 Common Shares of the Company from SOF, which amount represented 51% of the Common Shares then held by SOF. Following that transaction, PEWC and SOF held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively.  As of July 1, 2011, SOF transferred and conveyed its ownership interest in the 1,355,415 Common Shares held by it to MSDC.  Pursuant to a 2012 Share Buy-back Plan, the Company re-purchased 9,300 Common Shares, which are now held by the Company and booked as treasury shares.  In a subsequent private transaction in June 2013, the Company repurchased a further 1,800 Common Shares, such that a total of 11,100 Common Shares are now issued but not outstanding and are booked as treasury shares.  The remaining approximately 24.5% of the issued and outstanding Common Shares are publicly traded in the U.S. on the NASDAQ Global Markets tier.

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2015 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group.  The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers.  The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	9,075,354	65.617%
MSD Credit Opportunity Master Fund, L.P.(2)	1,355,415	9.800%
Directors and Officers of the Company	102,954	0.744%
(1)
PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly-owned subsidiary, Moon View Ventures Limited, a BVI company, which beneficially owns 7,007,948 Common Shares, and as a result of PEWC’s control of its indirect wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 656,667 Common Shares.

(2)
MSD Credit Opportunity Master Fund, L.P. is the record and direct beneficial owner of the Common Shares.  MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own Common Shares owned by, MSD Credit Opportunity Master Fund, L.P..  MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own Common Shares owned by, MSDC Management, L.P.  Each of Glenn R. Fuhrman and Marc R. Lisker is a manager of MSDC Management (GP), LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the Common Shares beneficially owned by MSDC Management (GP), LLC.  Each of Mr. Fuhrman and Mr. Lisker disclaims beneficial ownership of such common shares, except to the extent of the pecuniary interest of such person in such shares.

The Company has 6,166,154 Common Shares that are registered securities, of which 3,388,900 Common Shares are publicly-traded on the NASDAQ Global Markets tier, which represents approximately 24.5% of the issued and outstanding Common Shares.  With regard to the remaining 2,777,254 registered securities, 2,766,154 Common Shares, are held by PEWC and MSDC, and 11,100 Common Shares are held by the Company in treasury, and all of those shares are subject to trading restrictions under Rule 144 promulgated under the Securities Act.  Other than the approximately 103,000 Common Shares held by directors or officers who are not resident in the United States and the 1,410,739 registered securities held indirectly by PEWC, the Company believes that substantially all of its registered securities are held by U.S. residents (other than the 11,100 Common Shares held by the Company in treasury).  The Company has no means to definitively confirm that belief, however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders.  Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), the Company believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.

7.2	Related Party Transactions

The Company incurs ordinary course trade payables with PEWC in connection with copper purchases under the Composite Services Agreement and the sale by the Company of Distributed Products that are manufactured by PEWC.

As of December 31, 2014 the Company, including its subsidiaries, had a net principal balance outstanding of $20.2 million borrowed from PEWC and subsidiaries of PEWC.  This short-term indebtedness is payable on a demand basis and does not accrue interest.

The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment.  The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least no less favorable than terms available in arms-length transactions with unaffiliated parties.

Other than the Amended and Restated Shareholders Agreement, the Company is not a party to any agreements, and has not engaged in any other transactions, with COF or SOF, or to the Company’s knowledge, their owners.  For a more detailed description of the Company’s obligations under the Shareholders Agreement, see the risk factor entitled “Obligations under the Amended and Restated Shareholders Agreement.”

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Thailand and Shanghai.  The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement.  The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement.  The amount of such annual management fee was approximately $256 thousand as of December 31, 2014.

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on the quoted copper price on LME plus a certain premium.

Additional details regarding related party balances as of December 31, 2014 and related party transactions, including copper purchases from PEWC, are disclosed in our audited consolidated financial statements in Item 18:  Financial Statements.

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

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2014 that have not been described herein.

Item 9:	The Offer and Listing

9.1	Historical Trading Information

The high and low market prices for Common Shares on the over-the-counter bulletin board (the “OTC BB”) (from April 2008 until April 2011), and on the NASDAQ since April 29, 2011, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:

2010	7.85	2.20
2011	7.05	1.92
2012	3.99	2.25
2013	4.34	3.00
2014	3.38	2.27

Two most recent full financial years:
2013
First quarter	4.34	3.35
Second quarter	4.25	3.26
Third quarter	3.96	3.25
Fourth quarter	3.84	3.00
2014
First quarter	3.38	2.73
Second quarter	2.8	2.46
Third quarter	2.78	2.27
Fourth quarter	2.61	2.49
2015
First quarter	2.6	2.35

Most recent six months:
October 2014	2.57	2.49
November 2014	2.58	2.50
December 2014	2.61	2.50
January 2015	2.6	2.47
February 2015	2.57	2.40
March 2015	2.6	2.35

9.2	Markets

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

As of December 31, 2014 and as of the date of the filing of this Annual Report, the Company has an authorized share capital of 50,000,000 Common Shares, par value $0.01 per share.  During 2012, the Company repurchased 1,900 Common Shares.  On December 31, 2012 there were 13,830,769 Common Shares issued and 13,828,869 Common Shares outstanding.  During 2013, the Company repurchased a further 7,400 Common Shares, for a total of 9,300 Common Shares that were repurchased under the Company’s Share Buy-back Plan during 2012 and 2013, until the Company suspended the Share Buy-back Plan effective as of April 25, 2013.  Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked as treasury shares and are classified as issued but not outstanding.  No Common Shares have been purchased by or on behalf of the Company under the share buy-back program that was announced by the Company in 2014, but not yet implemented.  As of December 31, 2014, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued and 13,819,669 Common Shares issued outstanding.  No capital of the Company is under option or agreed conditionally or unconditionally to be put under option.  The Company does not have any classes of capital stock other than its Common Shares.

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

In August 2014, the Company announced that the Board of Directors had authorized a further share buy-back plan of up to $1 million in Common Shares. The Company has not announced a commencement date for that further buy-back plan and it has not yet determined a commencement date, which will depend upon a number of factors including the trading price of the Common Shares and general market conditions.

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

Our authorized share capital as of December 31, 2014 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2014, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued of which 13,819,669 Common Shares outstanding.  There are 11,100 Common Shares that are issued (but not outstanding) and held as treasury shares by the Company.

•	Holders of the Common Shares have no preemptive, redemption, conversion or sinking fund rights, except by contract in the case of MSDC pursuant to the Amended and Restated Shareholders Agreement.

•	Holders of the Common Shares are entitled to one vote per share on all matters submitted to a poll vote of holders of Common Shares and do not have any cumulative voting rights.

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

However, the Company has in the Amended and Restated Shareholders Agreement granted to MSDC preemptive rights in the event of any issuance of additional equity securities (or securities convertible into or exchangeable for equity securities) by the Company, such that MSDC may subscribe for additional securities in order to maintain its then percentage ownership interest in the issued and outstanding equity securities of the Company.  See the risk factor entitled “Obligations under the Amended and Restated Shareholders Agreement.”

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

The Company, PEWC and MSDC (as successor-in-interest to SOF), are parties to the Amended and Restated Shareholders Agreement which provides, among other things, for certain transfer restrictions, notice requirements and tag-along rights in the event PEWC wishes to transfer any of its Common Shares in certain types of transactions.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote.  At the Annual General Meeting held on October 9, 2014, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws.  The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy.  The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them.  Directors may also appoint and remove their own alternates.  At the Annual General Meeting held on October 9, 2014, the shareholders approved the reservation of one directorship as a casual vacancy.

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

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region.  The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option.  The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company.  In 2014 there were no material changes to the CSA between APWC and PEWC.  Pursuant to the Composite Services Agreement,

•
PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

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

Amended and Restated Shareholders Agreement

In connection with the 2007 acquisition by SOF of twenty percent (20%) of the Company’s issued and outstanding Common Shares, the Company, PEWC and SOF entered into Shareholders Agreement, pursuant to which the Company granted to SOF certain rights and protections.  Under the Shareholders Agreement, the Company agreed to indemnify the SOF Indemnified Persons (as defined in the Shareholders Agreement) for any additional taxes, interest, penalties and other costs that might be imposed upon or incurred by the SOF Indemnified Persons in the event that the Company is determined by the IRS to be a “controlled foreign corporation” (a “CFC”) or a “passive foreign investment company” (a “PFIC”) as such terms are interpreted and defined under IRS rules or regulations  In addition, under the Shareholders Agreement, the Company granted to SOF certain registration rights with respect to the Common Shares owned by it, including the undertaking by the Company to prepare and file a shelf registration statement, and the further right of SOF to exercise two demand registration rights with regard to its Common Shares and to further exercise certain piggyback registration rights in connection with its Common Shares  The Shareholders Agreement was amended and restated on March 27, 2009 in connection with the sale by SOF to PEWC of 51% of the Common Shares held by SOF.  However, the foregoing rights of SOF have been preserved in the Amended and Restated Shareholders Agreement notwithstanding its sale of 51% of its original interest in APWC.  As of July 1, 2011, MSDC succeeded to all of the right, title and interest in the Common Shares then held by SOF.  Each of the rights of SOF under the Shareholders Agreement was conveyed to, and is now held by, MSDC.  For a further description of the Company’s obligations under the Shareholders Agreement, see the risk factor entitled “Obligations under the Amended and Restated Shareholders Agreement.”

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

The Company is not currently a party to any derivative instruments to manage interest rate exposure.  In the current interest rate environment, the Company does not believe that the limited potential loss limitation protection available through the purchase of interest rate swaps or other derivative instruments against its exposure under floating rate finance facilities merits the cost that would be incurred in those transactions.

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary.  The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations.  The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar.  At December 31, 2013 and 2014, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $(11.2) million and $(4.3) million, respectively.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2014.  We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase.  The price of copper is influenced heavily by global supply and demand as well as speculative trading.  As with other costs of production, changes in the price of copper may affect our cost of sales.  Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices.  The purchase price of our products is based in part on the cost of copper used to manufacture those products.  In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business.  These inventories typically reflect the cost of copper prevailing in the market at the time we purchase.  Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered.  A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost.  Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility.  Accordingly, significant volatility in copper prices could have an adverse effect on our operations.  No assurance can be given that such volatility will not recur.

11.4	Equity Price Risk

The Company is exposed to equity price risk as a result of our unlisted available-for-sale equity securities.  The carrying value of these investments in private companies is subject to fluctuations and their fair market value may be significantly different from the carrying value.

11.5	Fair Value of Designated Market-Sensitive Derivative Contracts

(Not applicable)

Item 12:	Description of Securities Other Than Equity Securities

(Not applicable)

Part II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Based upon that evaluation and for the reasons stated in the management’s report on internal control over financial reporting below, our management concluded that our existing disclosure controls and procedures were ineffective as of December 31, 2014.

Management’s report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) under the Exchange Act.

Based on the Company’s evaluation under the applicable framework set forth in Internal Control — Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission, our management, including our CEO and CFO, concluded that a material weakness in the Company’s internal controls over financial reporting was identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Design deficiencies were noted in our controls over the accounting and reporting of derivative transactions. At one of our subsidiaries, derivative transactions were not identified and properly accounted for due to the lack of experience and knowledge of our accounting personnel at the subsidiary in relevant financial accounting and reporting requirements for financial instruments. In addition, inadequate guidelines on communications and on internal control monitoring of certain types of transactions in our decentralized reporting structure resulted in certain derivative transactions not being reported to the senior management at headquarters for required approvals.

Design deficiencies were also noted in our controls over the financial statement closing process due to the recurring lack of oversight by senior qualified personnel possessing satisfactory knowledge of SEC financial reporting requirements.

The aggregate effect of these deficiencies represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2014.

Senior management commenced to implement remedial measures to address this material weakness in 2015, including:

1)
arranging regular constructive training sessions on an ongoing basis for the accounting personnel at our subsidiaries with an emphasis on the identification of and accounting for financial derivative instruments;

2)
having the accounting personnel at headquarters attend the training with regard to the SEC reporting requirements on a regular basis, and assign individuals including qualified personnel designated to provide  a financial reporting oversight role, and designating personnel at headquarters, with satisfactory knowledge of accounting and financial reporting, to actively participate in the supervision and review of SEC reporting;

3)
strengthening the application of internal controls in the financial transaction approval process by implementing procedures to ensure that material financial transactions are reviewed and approved in advance by the senior management at headquarters; and

4)	coordinating the internal audit department’s audit effort to focus on financial transactions review.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer, president and our chief financial officer, also has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report, which changes could reasonably be expected to have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there have been no such changes during the period covered by this annual report.

Item 16A.	Audit Committee Financial Expert

During 2010 and until April 29, 2011, the Common Shares of the Company were traded on the over-the-counter bulletin board (“OTCBB”).  As of April 29, 2011, the Common Shares of the Company began trading on NASDAQ.  While the Company’s Common Shares were traded on the OTCBB, the Company was not required to have an audit committee that met the requirements of, nor was it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act.  During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act.  For all of 2013 and 2014, our audit committee has consisted of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert.  The Audit Committee of the Company’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B.	Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers.  A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2014 and 2013 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.8 million and $0.9 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2014 and 2013 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $95 thousand and $131 thousand, respectively.

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

During 2014, neither the Company nor an “affiliated purchaser” engaged in any purchase of Common Shares or any other securities of the Company.

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
Reports of independent registered accounting firms
Consolidated income statements for the years ended December 31, 2014 and 2013
Consolidated statements of comprehensive income for the years ended December 31, 2014 and 2013
Consolidated balance sheets as of December 31, 2014, December 31, 2013 and December 31, 2012
Consolidated statements of shareholder´s equity for the years ended December 31, 2014 and 2013
Consolidated statements of cash flows for the years ended December 31, 2014 and 2013
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

4.5
Loan Facility Agreement between Crown Century Holdings Limited and Bangkok Bank Public Company Limited dated March 17, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).

4.6	Rule 10b5-1 Issuer Purchase Plan (incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2013).
8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
15(a)	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: April 30, 2015	/s/ Yuan Chun Tang
Yuan Chun Tang
Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2014 and 2013
Years ended December 31, 2014, 2013 and 2012

INDEX TO FINANCIAL STATEMENTS

1.	Principal activities and corporate information
2.	Basis of preparation
2.1	Basis of preparation
2.2	Basis of consolidation
3.	Summary of significant accounting policies
4.	Standards issued but not yet effective
5.	Segment information
6.	Material partly-owned subsidiaries
7.	Other income/expenses and adjustments
7.1	Other operating income
7.2	Other operating expenses
7.3	Finance costs
7.4	Finance income
7.5	Other income
7.6	Other expense
7.7	Depreciation, amortization and lease expense included in the consolidated income statements
7.8	Employee benefits expense
8.	Income tax
9.	Earnings per share
10.	Cash and cash equivalents
11.	Other financial assets and financial liabilities
11.1	Other financial assets
11.2	Interest-bearing loans and borrowings
11.3	Hedging activities and derivatives
11.4	Fair values
12.	Trade and other receivables
13.	Inventories
14.	Gross amounts due from customers for contract work-in-progress
15.	Property, plant and equipment
16.	Prepaid land lease payments
17.	Investment properties
18.	Intangible assets
19.	Investment in associates
20.	Trade and other payables
21.	Employee benefit
22.	Equity
23.	Related party transactions
24.	Commitments and contingencies
25.	Fair value measurement
26.	Financial risk management objectives
27.	Subsequent event
28.	Approval of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young
Taipei, Taiwan

April 30, 2015

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2014, 2013 and 2012

		2014	2013	2012
	Note	US$’000	US$’000	US$’000

Sales of goods / services	3.14	451,327	460,676	462,265

Cost of sales	7,13	(414,583)	(408,860)	(411,786)

Gross profit		36,744	51,816	50,479

Other operating income	7	89	181	5,825
Selling, general and administrative expenses	7	(29,479)	(34,559)	(34,593)
Other operating expenses	7	(2,168)	(196)	(888)

Operating profit		5,186	17,242	20,823

Finance costs	7	(1,697)	(1,734)	(2,195)
Finance income	7	1,167	1,306	1,322
Share of loss of associates	19	(338)	(211)	(21)
Gain on disposal of investment – held for sale		-	232	-
Loss on disposal of a subsidiary		(178)	-	-
Gain on liquidation of subsidiaries		-	-	279
Exchange gain (loss)		(206)	(1,245)	2,411
Other income	7	1,150	1,454	1,933
Other expense	7	(49)	(260)	-

Profit before tax		5,035	16,784	24,552

Income tax expense	8	(2,274)	(5,518)	(7,578)

Profit for the year		2,761	11,266	16,974

Attributable to:
Equity holders of the parent		572	5,847	9,694
Non-controlling interests		2,189	5,419	7,280
		2,761	11,266	16,974

Earnings per share
} Basic and diluted profit for the year attributable to equity holders of the parent	9	$0.04	$0.42	$0.70

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2014, 2013 and 2012

		2014	2013	2012
	Note	US$’000	US$’000	US$’000

Profit for the year		2,761	11,266	16,974
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	22	(4,521)	(15,418)	6,113

Net gain (loss) on available-for-sale financial assets		(713)	(1,338)	572
Income tax effect	8	214	402	(172)

	22	(499)	(936)	400

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:

Re-measuring losses on defined benefit plans	21	(712)	(51)	(153)
Income tax effect	8	213	15	46

Defined benefit pension plan, net of tax	22	(499)	(36)	(107)

Other comprehensive (loss) income for the year, net of tax		(5,519)	(16,390)	6,406

Total comprehensive (loss) income for the year, net of tax		(2,758)	(5,124)	23,380

Attributable to:
Equity holders of the parent		(4,216)	(5,822)	14,938
Non-controlling interests		1,458	698	8,442

		(2,758)	(5,124)	23,380

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2014	2013
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	68,863	62,509
Trade receivables	12	88,194	122,893
Other receivables	12	23,024	11,139
Due from related parties	23	24,711	3,842
Inventories	13	107,408	95,945
Gross amounts due from customers for contract work-in-progress	14	1,931	2,249
Prepayments		1,279	1,559
Other current assets		2,582	2,113

		317,992	302,249
Non-current assets
Other non-current financial assets – available for sale	11,25	2,479	3,189
Other non-current financial assets – held to maturity	11	336	335
Property, plant and equipment	15	47,929	48,709
Prepaid land lease payments	16	1,859	1,939
Investment properties	17,25	757	746
Intangible assets	18	110	104
Investments in associates	19	2,571	2,937
Other non-current assets		88	449
Deferred tax assets	8	4,551	3,978

		60,680	62,386

Total assets		378,672	364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2014	2013
	Note	US$’000	US$’000
Current liabilities
Interest-bearing loans and borrowings	11	53,863	41,789
Trade and other payables	20	36,467	41,369
Due to related parties	23	22,208	11,126
Due to immediate holding company	23	1,537	1,732
Accruals		12,060	13,336
Current tax liabilities	8	7,752	9,874
Employee benefit liability	21	665	419
Financial lease liabilities	24	31	37
Provisions for employee benefit	21	413	353
Onerous contracts provisions	3.14	41	125
Dividend payable		428	348
Other current liabilities		12,994	7,617

		148,459	128,125

Non-current liabilities
Employee benefit liability	21	6,073	5,455
Financial lease liabilities	24	38	28
Provisions for employee benefit	21	171	224
Deferred tax liabilities	8	2,720	2,676
		9,002	8,383
Total liabilities		157,461	136,508

Equity	22
Issued capital		138	138
Additional paid-in capital		110,608	110,608
Treasury shares		(38)	(38)
Retained earnings		52,338	51,766
Other components of equity		(10,014)	(5,226)

Equity attributable to equity holders of the parent		153,032	157,248
Non-controlling interests	6	68,179	70,879

Total equity		221,211	228,127

Total liabilities and equity		378,672	364,635

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014, 2013 and 2012

	Attributable to the equity holders of the parent
	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Actuarial losses on defined benefit plans	Available-for-sale reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2012	138	111,541	-	36,166	-	1,199	-	149,044	68,686	217,730
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)	-	(6)
Net income	-	-	-	9,694	-	-	-	9,694	7,280	16,974
Other comprehensive (loss) income	-	-	-	-	(54)	203	5,095	5,244	1,162	6,406
Increase in shareholding in a subsidiary (Note 22)	-	(933)	-	59	-	-	-	(874)	(3)	(877)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(3,067)	(3,067)
Balance at December 31, 2012	138	110,608	(6)	45,919	(54)	1,402	5,095	163,102	74,058	237,160
Purchase of treasury shares	-	-	(32)	-	-	-	-	(32)	-	(32)
Net income	-	-	-	5,847	-	-	-	5,847	5,419	11,266
Other comprehensive loss	-	-	-	-	(19)	(476)	(11,174)	(11,669)	(4,721)	(16,390)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(3,877)	(3,877)
Balance at December 31, 2013	138	110,608	(38)	51,766	(73)	926	(6,079)	157,248	70,879	228,127
Net income	-	-	-	572	-	-	-	572	2,189	2,761
Other comprehensive loss	-	-	-	-	(254)	(254)	(4,280)	(4,788)	(731)	(5,519)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(4,158)	(4,158)
Balance at December 31, 2014	138	110,608	(38)	52,338	(327)	672	(10,359)	153,032	68,179	221,211

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
	US$’000	US$’000	US$’000
Operating activities:
Profit before tax	5,035	16,784	24,552
Adjustments to reconcile profit before tax to net
cash provided by operating activities:
Depreciation	6,015	5,590	5,341
Reversal of impairment loss of investment properties	(26)	(68)	-
Amortization of prepaid land lease payments	59	59	59
Amortization of intangible assets	31	69	80
Gain on disposal of property, plant and equipment	(63)	(113)	(354)
Gain on disposal of investment - held for sale	-	(232)	-
Loss on disposal of a subsidiary	178	-	-
Noncash other income	-	(324)	-
Dividend income	(104)	(110)	(109)
Finance income	(1,167)	(1,306)	(1,322)
Finance costs	1,697	1,734	2,195
Share of loss of associates	338	211	21
Impairment (reversal of impairment) for trade receivables	2,168	196	(709)
Impairment (write-back of impairment) of inventories	2,394	(1,046)	(5,161)
Unrealized foreign exchange difference, net	405	687	26
Gain on liquidation of subsidiaries	-	-	(279)
Changes in operating assets and liabilities
Trade and other receivable, net	7,589	2,999	(23,473)
Inventories	(15,521)	(5,350)	(12,022)
Prepayment and other current assets	(1,788)	877	1,451
Amounts due to/from related parties	4,305	1,696	(2,102)
Other non-current assets	363	349	497
Trade and other payables, accruals, other current liabilities and other non-current liabilities	178	3,704	27,100
Cash flows provided by operating activities	12,086	26,406	15,791
Dividend received	104	110	109
Interest received	1,249	1,334	1,305
Interest paid	(699)	(1,420)	(1,704)
Income tax paid	(4,598)	(5,818)	(4,829)
Net cash provided by operating activities	8,142	20,612	10,672
Investing activities:
Purchase of available-for-sale financial assets	-	-	(2,378)
Proceeds from disposal of available-for-sale financial assets	-	2,378	-
Purchases of held-to-maturity securities	-	-	(360)
Purchases of property, plant and equipment	(5,951)	(9,494)	(10,892)
Purchases of intangible assets	(39)	(15)	(105)
Proceeds from disposal of held for sale assets	-	1,512	-
Net cash outflow on disposal of subsidiaries	(327)	-	-
Proceeds from disposal of property, plant and equipment	65	157	413
Net cash used in investing activities	(6,252)	(5,462)	(13,322)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	(4,158)	(3,877)	(3,067)
Repayments of borrowings	(14,535)	(40,818)	(6,000)
Proceeds from borrowings	26,392	25,521	9,888
Share buy-back	-	(32)	(6)
Acquisition of non-controlling interest	-	-	(877)
Change in financial lease liabilities	(41)	(165)	(870)
Net cash provided by (used in) financing activities	7,658	(19,371)	(932)
Effect of exchange rate changes on cash and cash equivalents	(3,194)	(6,086)	(274)
Net increase (decrease) in cash and cash equivalents	6,354	(10,307)	(3,856)
Cash and cash equivalents at beginning of year	62,509	72,816	76,672
Cash and cash equivalents at end of year	68,863	62,509	72,816

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

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

On March 27, 2009, SOF sold 10.2% of the issued and outstanding shares of the Company to PEWC. PEWC is currently holding 65.6% of the equity of the Company and MSD Credit Opportunity Master Fund, L.P. (“COF”) (as successor-in-interest to SOF) is holding 9.8%. The remaining 24.6% of the issued and outstanding common shares were publicly traded on the Over-the-Counter Bulletin Board (“OTC BB”) prior to that date.

On April 29, 2011, the Company’s common shares commenced trading on NASDAQ Capital Market tier.

As of  July 1, 2011, SOF transferred its 9.8% interest in the Company to COF, which became a party to the shareholders agreement, as amended and restated on March 27, 2009 (the “Amended Shareholders Agreement”), and succeeded to all of the right, title, and interest in the common shares previously held by SOF.

On February 15, 2013, the Company’s common shares started trading on the NASDAQ Global Markets tier.

Share Capital

On September 8, 2008, the Company’s shareholders approved an increase to the authorized share capital from 20,000,000 common shares, par value $0.01 per share, to 50,000,000 common shares, par value $0.01 per share.

Share Capital Repurchase Program

The Company’s board of directors authorized a share capital repurchase program for its common shares on August 28, 2012, up to $2 million worth of its common shares over the next twelve months. As of December 31, 2014 and 2013 the Company had repurchased nil and 11,100 shares with total considerations of $nil and $38, respectively.  The Company records the value of its common shares held in the treasury at cost.

On August 13, 2014, the Company announced that its Board of Directors had authorized the future implementation of a share repurchase program of up to $1 million worth of its Common Shares. The Company did not announce a commencement date for that future share repurchase program and, to date, it has not yet been implemented.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION (continued)

Put Right and Option

Under the terms of the Amended Shareholders Agreement, COF has the right and option (but not the obligation) to sell to PEWC upon the occurrence of a Put Event (defined below), and PEWC agreed to purchase from COF upon the occurrence of a Put Event, all registrable securities then owned by COF (the “ Put Shares ”), for an amount equal to the Put Price (defined below) together with interest (calculated on the basis of a 360 day year) on the Put Price, computed (x) from June 28, 2007 through May 31, 2010 at a rate per annum that shall be equal to the Libor rate plus fifty (50) basis points (compounded annually), and (y) from June 1, 2010 until the Put Closing (defined below) at a rate per annum that shall be equal to the Libor rate plus one hundred and fifty (150) basis points compounded annually) (the “ Put Right ”).

If the Put Event terminates prior to the closing of such Put Right, the exercise of the Put Right is deemed rescinded and the transaction relating to the Put Right is deemed cancelled, but this will not terminate the existence of a future Put Right upon the triggering of a future Put Event.

A “Put Event” means any date (i) after March 11, 2009 whereby an event has occurred and continues to occur, or (ii) after February 1, 2011 whereby the shares are not listed on a US Securities Market, which means any of the NASDAQ Stock Market, Inc. (Global Market or Global Select Market), Alternext U.S. (f/k/a the American Stock Exchange LLC), the New York Stock Exchange LLC or in conjunction with a dual listing on, or a transfer from, a US Securities Market to one or more of the principal or secondary exchanges for the public trading of equity securities in any of Hong Kong, Tokyo or Singapore. The “Put Price” means for (i) shares purchased pursuant to the Purchase Agreement, an aggregate amount equal to the product of (a) the number of shares being sold and (b) US$4.35 and (ii) shares purchased under preemptive right provisions of the amended shareholders agreement (the “Shareholders Agreement”), and aggregate amount equal to the purchase price thereof.

The Shareholders Agreement does not contain any provisions that impose any purchase, reimbursement or financing obligations on the Company in the event that SOF exercises the Put Right. The Put Right is an obligation solely of PEWC and not of the Company. However, for the avoidance of doubt and as a re-affirmation that the financial and  other obligation to SOF in the event of an exercise of the Put Right rest exclusively with PEWC, the Company has, on March 27, 2009, entered into a non-recourse confirmation agreement (the “Non-recourse Confirmation Agreement”) with PEWC whereby PEWC (i) covenants that it has no put right against the Company relating to the Put Shares and that PEWC’s obligations to SOF are without recourse to the Company, (ii) waives any such right should it arise in the future, and (iii) agrees that it shall not cause the Company, directly or indirectly, to incur any costs associated with the exercise of the Put Right.

The Shareholders Agreement provides, and the Non-recourse Confirmation Agreement confirms, that the Put Right is solely the obligation of PEWC. The Company has no purchase, reimbursement or financing obligations in the event that SOF exercises the Put Right. As such, the Company has classified the Put Shares as equity in the accompanying financial statements.

The Company received an approval letter from Nasdaq on April 13, 2011 for the listing of its common shares on NASDAQ, with “APWC” as the trading symbol and, as noted, on April 29, 2011, the Company’s common shares commenced trading on NASDAQ Capital Markets, which tier does not fit within the definition of a national “Securities Market”, as provided in the Shareholders Agreement. The Company applied to list the common shares on the NADAQ Global Markets after the Company fulfilled NASDAQ’s requirement for the migration, which included trading price per shares, liquidity requirements, operating history and a diversified shareholder list. The Company’s common shares began trading on the NASDAQ Global Markets effective February 15, 2013. There is no impact on existing shareholders from this change in trading tiers.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION

2.1	The consolidated financial statements are prepared in accordance with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board (IASB).

These financial statements for the year ended December 31, 2013 were the first the Company has prepared in accordance with IFRS as issued by IASB.

The financial statements have been prepared on a historical basis except where otherwise disclosed in the accounting policies. The consolidated financial statements are presented in U.S. Dollars and all values are rounded to the nearest thousand (US$’000), except when otherwise indicated.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2014 and 2013, and the results of all subsidiaries for the years ended December 31, 2014, 2013 and 2012.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, statements of changes in equity and balance sheets respectively. Total comprehensive income (loss) within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)

2.2	Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
	As of December 31,
Place of incorporation and operations	2014	2013
The British Virgin Islands

APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Sigma-Epan International Pte Ltd. (“Sigma-Epan”) (under liquidation)	100%	100%
Epan Industries Pte Ltd.	98.30%	100%
Epan Data-Comm System Pte Ltd.(liquidated)	-	100%
Singvale Pte Ltd.	100%	100%
Malaysia
Elecain Industry Sdn. Bhd. (liquidated)	-	92.60%
Sigma-Epan Malaysia Sdn. Bhd. (under liquidation)	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”).	100%	100%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	66.35%	66.35%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”).	100%	100%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	100%	100%
Pacific Electric Wire & Cable (Hong Kong) Limited (“PEWC (HK)”) (disposed)	-	100%

Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	99.40%	99.40%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)

2.2	Basis of consolidation (continued)

	Percentage of equity interest
	As of December 31,
Place of incorporation and operations	2014	2013
Thailand

Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co. Ltd.	50.89%	50.89%
Siam Fiber Optics Co. Ltd.	30.56%	30.56%

*	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

Changes in ownerships in subsidiaries during the years ended December 31, 2014 and 2013 included the following:

(a)
On August 19, 2013, the CCH (HK)’s board of directors resolved to acquire a wholly owned Hong Kong company with limited liability (“subsidiary”) and the principal activities of the subsidiary is to carry out trading for PEWSC. On October 25, 2013, CCH (HK) acquired 1 million shares of HK$1 each representing 100% of the issued share capital in "PEWC (HK)".

(b)
On January 13, 2014, Sigma-Epan sold its 100% interest in the Epan Industries to Sigma Cable for a total cash consideration of S$1. APWC effective interest in Epan Industreis decreased from 100% to 98.30%.

Sigma-Epan has gone into voluntary liquidation process after disposal of Epan Industries.

(c)	On August 5, 2014, CCH (HK) sold its 100% interest of PEWC (HK) to Dragon Conqueror Ltd. (a PEWC’s subsidiary) for a total consideration of US$220,154. PEWC (HK) became an affiliated company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Current versus non-current classification

The Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset as current when it is:

▶	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
▶	Held primarily for the purpose of trading;
▶	Expected to be realized within twelve months after the reporting period; or
▶	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:
▶	It is expected to be settled in normal operating cycle;
▶	It is held primarily for the purpose of trading;
▶	It is due to be settled within twelve months after the reporting period; or
▶	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.2	Operating profit

The operating profit is the profit earned from core business operations, and does not include any profit earned from investment and the effects of interest and taxes.

3.3	Fair value measurement

The Company measures financial instruments at fair value at each balance sheet date. In addition, fair values of financial instruments measured at amortized cost are disclosed in Note 11.4.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

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

Cash and cash equivalents in the consolidated balance sheet comprise of cash at banks and highly liquid investments with purchased maturities of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents are net of outstanding bank overdrafts as they are considered an integral part of the Company’s cash management.

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

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognized on the straight-line basis over the lease terms. The prepaid land lease payments are presented as current or non-current assets on the face of balance sheet, depending on the amount to be recognized less or more than twelve months after the reporting period.

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

International Accounting Standards (“IAS”) 40 requires disclosures about the fair value of any investment property recorded at cost. See Note 17 – Investment Properties.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

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

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the other operating expenses for receivables.

Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held to maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income or finance cost in the income statement. The losses arising from impairment are recognized in the income statement as finance costs.

Available-for-sale financial assets
Available-for-sale financial assets include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale reserve to the income statement in finance costs. Interest earned whilst holding available-for-sale financial investments is reported as finance income using the EIR method.

For a financial asset reclassified out of the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is recognized in the income statement.

Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

}	The rights to receive cash flows from the asset have expired, or
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

Available-for-sale financial assets
For available-for-sale financial assets, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

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

Available for sale financial assets(continued)
In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement.

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

(iii)  Financial liabilities

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

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

} Using recent arm’s length market transactions
} Reference to the current fair value of another instrument that is substantially the same
} A discounted cash flow analysis or other valuation models

3.11	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use. A CGU is the smallest group of assets that generates cash inflows that are largely independent of the cash flows from other assets or groups of assets. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or Company of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates.

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

The Company considers each uncertain tax positions individually, by first considering whether each position taken in the tax return is probable of being sustained on examination by the taxing authority, and recognizing a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions are presented in the current tax liabilities.

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

SDI
The Company’s supply, delivery and installation services are considered as multiple elements arrangements and are accounted for in accordance with IAS 18. The sale of cables and the installation service are considered as one single arrangement.

Revenue of SDI is accounted for using the percentage-of-completion method, based on the customer certification of the length of cable laid with respect to the estimated total length of cable under the contract in accordance with IAS 11.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.14	Revenue recognition (continued)

When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made. Provision for losses is recognized in the period in which they become evident. On a quarterly basis, the Company reviews the budget and forecast whether a loss provision should be recorded.

Onerous operating contracts
Onerous contract is a type of contract in which the costs of meeting the obligations under the contract are higher than the economic benefits received under the contract.

The Company has contracts to supply products that cost more to produce than originally determined in the contracts due to a rise in raw material costs. The Company established the unavoidable costs of meeting the obligations under the contract as a liability for the contractual responsibilities. The liability has been calculated based on the difference between the copper price on the London Metal Exchange (the “LME”) at reporting date and the prices determined in the contracts.  As of December 31, 2014 and 2013 the amount of onerous contracts were $41 and $125, respectively.

Bill and hold transaction
For a 'bill and hold' sales transaction, where delivery is delayed at the buyer's request, but the buyer takes title and accepts billing, the Company’s policy is not to recognize revenue until the delivery is made.

Payment received on the revenue of undelivered goods under bill and hold arrangements are recorded on the balance sheet as other current liabilities, as of December 31, 2014 and 2013 amounted to $11,202 and $5,297, respectively.

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

At interim dates, if no reliable estimate can be made, the revenue recognized on the transaction should not exceed the consideration that would be received if the maximum rebates were taken. Therefore, the Company assumes that the customers will achieve the necessary sales volume target to earn the maximum rebate. The provisions are subject to continuous review and adjustment as appropriate based on the most recent information available to management.

As of the balance sheet date, the Company recalculates and adjusts the provision for rebate based on the actual sales.

Interest income
For all financial assets measured at amortized cost, interest income is recorded using EIR. EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statement.

Rental income
Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease terms and is included in revenue due to its operating nature.

Dividends
Dividend revenue is recognized when the Company’s right to receive the payment is established, which is generally when shareholders approve the dividend.

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

Translation to the presentation currency
The results and financial position of an entity whose functional currency are translated into a different presentation currency using the following procedures:

a.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
b.	income and expenses for each statement presenting profit or loss and other comprehensive income (ie including comparatives) are translated at exchange rates at the dates of the transactions;
c.	all resulting exchange differences shall be recognized in other comprehensive income; and
d.	for equity items, the historical rate is used; therefore, these equity items are not retranslated.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.16	Employee benefits

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

Compensated absence
The cost of accumulating paid absences is recognized when employees render the service that increases their entitlement to future paid absences.

The cost of accumulating paid absences is measured as the additional amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

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

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in share of losses of associates in the income statement.

Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

3.20	Government grant

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs, which it is intended to compensate, are expensed.  When the grant relates to an asset, it is recognized as an liability in equal amounts over the expected useful life of the related asset.

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

Impairment of non-financial assets
At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs of disposal calculation is based on available data from binding sale arrangements, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposal of the assets. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

Fair value disclosure of investment properties
The Company carries its investment properties at cost, and discloses the fair value of the investment properties in footnotes.  The Company engaged an independent valuation specialist to assess fair value. The valuation has been made on the assumption to sell the property interests on the open market in the neighborhood without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests. The method of valuation used to determine the fair value of the investment properties is provided in Note 17.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.22	Significant accounting judgements, estimates and assumptions (continued)

Fair value of financial instruments
Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. Please refer to Note 11 for more details.

Impairment of trade receivables
The Company maintains an allowance for estimated loss arising from the inability of its customers to make the required payments. The Company makes its estimates based on the ageing of its trade receivable balances, customers’ creditworthiness, historical write-off experience and recovery of collateral. If the financial condition of its customers was to deteriorate so that the actual impairment loss might be higher than expected, the Company would be required to revise the basis of making the allowance and its future result would be affected.

Refer to Note 12 and Note 26 for more information regarding the impairment of trade receivables and the related credit risks.

Net realizable value of inventory
Net realized value is the estimated selling price in the ordinary course of business less estimated costs to completion and the estimated costs necessary to make the sale. Management makes reference to actual sales prices after reporting date when making their estimate of net realizable value.

Refer to Note 13 for more information regarding the net realizable value of inventory.

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

As of December 31, 2014, the Company has $7,730 (2013: $7,739) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $40 (2013: $194) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $2,815 (2013: $1,566; 2012: $1,341). Further details on taxes are disclosed in Note 8.

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

Post-employment benefits under defined benefit plans (continued)
The cost of the defined benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

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

Further details about the assumptions used, including a sensitivity analysis, are given in Note 21.

Revenue recognition of SDI projects
Changes in percentage of completion would result in changes in contract revenue and costs recognized in the statement of comprehensive income during the year. Significant estimation by management is also required in assessing the recoverability of the contracts based on estimated total contract revenue and contract costs.  In making the estimation, management’s evaluation is based on the actual level of work performed and past experience.

The carrying amount of the Company’s gross amounts due from customers for contract work-in-progress is disclosed in Note 14.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below.  The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15 Revenue from contracts with customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. IFRS 15 also includes guidance on the presentation of contract balances, this is, assets and liabilities arising from contracts with customers, depending on the relationship between the entity’s performance and the customer’s payment. In addition, the new standard requires a set of quantitative and qualitative disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. IFRS 15 supersedes IAS 11, Construction Contracts and IAS 18, Revenue as well as related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Accounting for Acquisitions of interests in Joint Operations-Amendments to IFRS 11

In May 2014, the IASB issued an amendment to IFRS 11, Joint Arrangements, entitled Accounting for Acquisitions of Interest in Joint Operations. The amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business and requires the application of IFRS 3, Business Combinations, for such acquisitions. The amendment is effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted. The Company does not expect the amendments to have an impact on its consolidated financial statements.

Clarification of Acceptable Methods of Depreciation and Amortization- Amendments to IAS 16 and IAS 38

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets, entitled Clarification of Acceptable Methods of Depreciation and Amortization. Amendments clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate, because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. These amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted. The Company does not expect these amendments to have an impact on its consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This final version includes requirements on: (1) classification and measurement of financial assets and liabilities; (2) impairment; and (3) hedge accounting. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristic and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new regulations regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Sales or Contribution of Assets between an investor and its Associate or Joint Venture-Amendments to IFRS 10 and IAS 28

In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, entitled Sales or Contribution of Assets between an Investor and its Associate or Joint Venture. These narrow scope amendments clarify, that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), and a partial gain or loss is recognized when a transaction involves assets that do not constitute a business. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted. The Company does not expect the amendments to have an impact on its consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

Investment Entities: Applying the Consolidated Exception-Amendments to IFRS 10, IFRS 12 and IAS 28

In December 2014, IASB issued narrow scope amendments to IFRS 10, Consolidated Financial Statements, IFRS 12, Disclosure of Interests in Other Entities and IAS 28, Investments in Associates and Joint Ventures. These amendments introduce clarifications to the requirements when accounting for investment entities.  The amendments also provide relief in particular circumstances, which will reduce the costs of applying the Standards. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted. The Company does not expect the amendments to have an impact on its consolidated financial statements.

Disclosure Initiative – Amendments to IAS 1

In December 2014, IASB issued the amendments to IAS 1, Presentation of Financial Statements. The amendments mark the completion of the five narrow-focus improvements to disclosure requirements include (1) amended guidance on materiality in IAS 1 to clarify that immaterial information can detract from useful information, materiality applies to the whole of the financial statements and materiality applies to each disclosure requirement in an IFRS; and (2) amended guidance on the order of the notes, including accounting policies to  remove language from IAS 1 that has been interpreted as prescribing the order of notes to the financial statements and clarify that entities have flexibility about where they disclose accounting policies in the financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted. The Company does not expect the amendments to have a material impact on its consolidated financial statements.

5.	SEGMENT INFORMATION

For management purposes, the Company organizes its business segments along regional lines and has three operating segments, consisting of the North Asia region, the Thailand region and the Rest of the World (“ROW”) region.

Each segment engages in business activities generating revenues and incurring expenses.  Each segment generates a management report which contains its own financial information and submits to the Company’s chief operating decision maker (“CODM”) for review on a monthly basis.  The Company’s Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”) are the ones who review all the management reports provided by each segment, makes the decisions on how the resources are to be allocated and assesses the operating performances based on the reports.  Each reporting segment has a segment manager who is in charge of the business operations in such region and regularly contacts the Company’s CEO and COO to discuss operational-related matters.

As the three operating segments exceed the quantitative thresholds, they are also reportable segments.

In 2014, the Company changed the structure of its internal organization, which caused the composition of its operating segments to change.  The segment information was restated retroactively to reflect the change.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

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

					Corporate expense
					adjustments
Year ended December 31, 2014	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	114,836	166,864	169,627	451,327	-	451,327
Inter-segment	1,665	53	-	1,718	(1,718)	-
Segment net income (loss)	(2,181)	6,338	7,571	11,728	(8,967)	2,761
Depreciation and amortization	(1,385)	(3,068)	(1,646)	(6,099)	(6)	(6,105)
Interest income	38	1,036	90	1,164	3	1,167
Interest expense	(846)	(427)	(91)	(1,364)	(9)	(1,373)
Income tax (expense)/benefit	583	(1,834)	(552)	(1,803)	(471)	(2,274)

Other disclosures
Capital expenditure	2,154	3,159	677	5,990	-	5,990

					Corporate expense
					adjustments
Year ended December 31, 2013	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	69,347	175,347	215,982	460,676	-	460,676
Inter-segment	43,136	117	38,724	81,977	(81,977)	-
Segment net income (loss)	(2,000)	10,969	5,851	14,820	(3,554)	11,266

Depreciation and amortization	(1,063)	(2,947)	(1,675)	(5,685)	(33)	(5,718)
Interest income	67	1,101	135	1,303	3	1,306
Interest expense	(735)	(517)	(95)	(1,347)	(11)	(1,358)
Income tax expense	(328)	(2,969)	(1,726)	(5,023)	(495)	(5,518)

Other disclosures
Capital expenditure	3,817	4,606	1,086	9,509	-	9,509

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

					Corporate expense
					adjustments
Year ended December 31, 2012	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	55,633	190,379	216,253	462,265	-	462,265
Inter-segment	111,318	14	56,253	167,585	(167,585)	-
Segment net income (loss)	(184)	14,916	6,036	20,768	(3,794)	16,974

Depreciation and amortization	(948)	(2,881)	(1,617)	(5,446)	(34)	(5,480)
Interest income	145	1,065	108	1,318	4	1,322
Interest expense	(877)	(670)	(129)	(1,675)	(14)	(1,690)
Income tax expense	(290)	(4,619)	(2,015)	(6,924)	(654)	(7,578)

Other disclosures
Capital expenditure	4,333	5,658	995	10,986	11	10,997

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

Capital expenditure consists of additions of property, plant and equipment, intangible assets and investment properties including assets from the acquisition of subsidiaries.

Reconciliation of profit

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Segment net income	11,728	14,820	20,768
Corporate expense	(4,103)	(3,136)	(3,476)
Gain on disposal of investment held for sale	-	232	-
Loss on disposal of a subsidiary	(178)	-	-
Share of net loss of associates	(338)	(211)	(21)
Gain on liquidation of subsidiaries	-	-	279
Inter-segment profit (elimination)	(3,877)	56	78
Tax expenses	(471)	(495)	(654)

Profit after tax	2,761	11,266	16,974

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2014
Total assets	74,686	194,231	98,517	367,434	11,238	378,672
Total liabilities	41,917	75,590	33,254	150,761	6,700	157,461
As of December 31, 2013
Total assets	48,581	175,379	130,716	354,676	9,959	364,635
Total liabilities	13,876	52,967	65,042	131,885	4,623	136,508

Reconciliation of assets:

	As of December 31,
	2014	2013
	US$’000	US$’000
Segment operating assets	367,434	354,676

Corporate and other assets	4,828	4,212
Investment in associates	2,571	2,937
Deferred tax assets	4,551	3,978
Inter-segment elimination	(712)	(1,168)
Total assets	378,672	364,635

Reconciliation of liabilities:

	As of December 31,
	2014	2013
	US$’000	US$’000
Segment operating liabilities	150,761	131,885

Corporate liabilities	4,877	5,081
Deferred tax liabilities	2,720	2,676
Inter-segment elimination	(897)	(3,134)
Total liabilities	157,461	136,508

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Revenues from external customers

Thailand	141,661	154,646	167,762
Singapore	115,399	109,790	93,285
Australia	48,706	61,463	64,402
PRC	125,131	116,497	120,763
Vietnam	8,037	6,436	6,366
Southeast Asia	12,393	11,844	7,376
Northeast Asia	-	-	2,311

	451,327	460,676	462,265

Countries in the Southeast Asia region include Cambodia, Indonesia, India, Laos, Malaysia and Myanmar.

Countries in the Northeast Asia region include Japan and South Korea.

Major customer information

Revenue from one customer amounted to $47,175 (2013: $58,984) represent 10.5% (2013: 12.8%), arising from sales in the ROW segment. There was no customer that accounted for more than 10% of our consolidated revenue in 2012.

Long-lived assets by the country of domicile are summarized as follow:

	As of December 31,
	2014	2013
	US$’000	US$’000
Long-lived assets by area:
Thailand	23,574	23,370
North Asia	14,029	13,432
ROW	13,050	14,690
Corporate	2	6

Total long-lived assets	50,655	51,498

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

The Company has a subsidiary with material non-controlling interests (“NCI”). Information regarding the subsidiary is as follows:

Proportion of equity interest held by NCI:

		As of December 31,
Name	Country of incorporation and operation	2014	2013

Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	33.65%	33.65%

As of December 31, 2013, SYE was owned by APWC through Charoong Thai group and CCH (HK) with the effective shareholding of 66.35%, as compared to 54.41% in 2012, in consequence, an effect of $(27) on the equity attributable to the parent arose from changes in percentage of ownership in subsidiary. From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

	As of December 31,
	2014	2013
	US$’000	US$’000
Accumulated balances of material NCI:

CTW Consolidated	62,479	63,771
SYE	2,192	3,190

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Profit / (loss) of material NCI:

CTW Consolidated	2,874	1,029	9,268
SYE	(953)	(254)	(187)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

The summarized financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statements for 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	166,917	40,372
Cost of sales	(151,021)	(38,783)
Administrative expenses	(7,063)	(3,665)
Finance costs	(651)	(767)
Others	128	11
Profit/(loss) before tax	8,310	(2,832)
Income tax	(1,834)	-
Profit/(loss) for the year	6,476	(2,832)
Total comprehensive income/(loss)	5,856	(2,832)
Profit/(loss) attributable to non-controlling interests	2,874	(953)
Dividends paid to non-controlling interests	4,158	-

Summarized income statements for 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	175,464	41,251
Cost of sales	(148,861)	(39,699)
Administrative expenses	(12,117)	(1,475)
Finance costs	(770)	(747)
Others	(564)	(85)
Profit/(loss) before tax	13,152	(755)
Income tax	(2,968)	-
Profit/(loss) for the year	10,184	(755)
Total comprehensive income/(loss)	2,098	(755)
Profit/(loss) attributable to non-controlling interests	1,029	(254)
Dividends paid to non-controlling interests	3,877	-

Summarized income statements for 2012:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	190,394	42,405
Cost of sales	(165,330)	(40,639)
Administrative expenses	(7,953)	(1,390)
Finance costs	(916)	(780)
Others	3,121	(7)
Profit/(loss) before tax	19,316	(411)
Income tax	(4,641)	-
Profit/(loss) for the year	14,675	(411)
Total comprehensive income/(loss)	18,887	(411)
Profit/(loss) attributable to non-controlling interests	9,268	(187)
Dividends paid to non-controlling interests	3,067	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheets as of December 31, 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	167,785	14,903
Property, plant and equipment and other non-current assets	38,193	2,170
Trade and other payable (current)	(69,516)	(10,558)
Other non-current liabilities	(6,073)	-
Non-controlling interest	(3,062)	-
Total equity	127,327	6,515
Equity attributable to equity holders of the parent	64,848	4,323
Non-controlling interests	62,479	2,192

Summarized balance sheets as of December 31, 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	148,319	18,583
Property, plant and equipment and other non-current assets	38,086	2,481
Trade and other payable (current)	(47,512)	(11,584)
Other non-current liabilities	(5,455)	-
Non-controlling interest	(3,479)	-
Total equity	129,959	9,480
Equity attributable to equity holders of the parent	66,188	6,290
Non-controlling interests	63,771	3,190

Summarized cash flow information for the year ended December 31, 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	7,985	1,544
Investing	(13,881)	(97)
Financing	7,443	(1,189)
Effect of changes in exchange rate on cash	90	(18)
Net increase in cash and cash equivalents	1,637	240

Summarized cash flow information for the year ended December 31, 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	15,644	(1,715)
Investing	771	(72)
Financing	(11,772)	1,819
Effect of changes in exchange rate on cash	511	(3)
Net increase in cash and cash equivalents	5,154	29

Summarized cash flow information for the year ended December 31, 2012:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	13,040	406
Investing	(8,392)	(29)
Financing	(11,900)	224
Effect of changes in exchange rate on cash	(73)	(14)
Net (decrease) / increase in cash and cash equivalents	(7,325)	587

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS

7.1	Other operating income

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Recovery of losses from flooding	-	-	4,762
Reversal of allowance for trade receivables	-	-	709
Reversal of allowance for investment properties	26	68	-
Gain on disposal of property, plant, and equipment	63	113	354

Total other operating income	89	181	5,825

7.2	Other operating expenses

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Charge related to flooding	-	-	888
Allowance for trade receivables	2,168	196	-

Total other operating expenses	2,168	196	888

7.3	Finance costs

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Interest on debts and borrowings	1,368	1,339	1,649
Finance charges payable under finance leases and hire purchase contracts	5	19	41

Total interest expenses	1,373	1,358	1,690

Banking charges	324	376	505

Total finance costs	1,697	1,734	2,195

7.4	Finance income

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000

Interest income	1,167	1,306	1,322

Total finance income	1,167	1,306	1,322

7.5	Other income

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Sales of scrap copper	493	392	564
Net gain on financial instruments	-	-	603
Dividend income	104	110	109
Others	553	952	657

Total other income	1,150	1,454	1,933

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS (continued)

7.6	Other expenses

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Net loss on financial instruments	-	207	-
Others	49	53	-

Total other expenses	49	260	-

7.7	Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,986	4,582	4,235
Amortization – intangible assets	2	-	-
Included in selling expenses:
Depreciation – tangible assets	188	223	181
Included in general and administrative expenses:
Depreciation – tangible assets	823	767	907
Amortization – intangible assets	29	69	80
Amortization – prepaid land lease payment	59	59	59
Depreciation – investment property	18	18	18
Minimum lease payments recognised as an operating lease expense	1,100	1,301	866
	7,205	7,019	6,346

7.8	Employee benefits expenses

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	14,183	14,469	13,243
Labor and health insurance costs	67	53	48
Pension costs	927	917	2,208
Other employment benefits	788	838	732
Included in selling expenses:
Wages and salaries	3,784	3,774	3,659
Labor and health insurance costs	10	9	10
Pension costs	324	318	444
Other employment benefits	51	84	74
Included in general and administrative expenses:
Wages and salaries	9,569	9,746	8,336
Labor and health insurance costs	81	81	71
Pension costs	576	599	1,783
Director fees	907	2,120	1,148
Other employment benefits	366	386	664

Total employee benefits expenses	31,633	33,394	32,420

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2014, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the statutory corporate income tax rate was 30% and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). As a part of an initiative to promote Thailand’s competitiveness, the Thai Government announced in Royal Decree (No. 530) to provide for a reduction of corporate income tax from 30% to: (1) 23% for any accounting periods commencing between January 1, 2012 and December 31, 2012; (2) 20% from any accounting periods commencing between January 1, 2013 and December 31, 2014. Thai Government announced in Royal Decree (No. 577) the corporate income tax continues at 20% on or after January 1, 2015, but not exceeding December 31, 2015. In Australia, the corporate income tax rate was 30% for 2012/2013, 2013/2014 and 2014/2015 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2014.

Under the Corporate Income Tax Law (the “CIT Law”) of the PRC, dividend distributions of profits earned prior to January 1, 2008 to foreign investor(s) are exempt from withholding tax; distribution of the profits earned after January 1, 2008 is subject to withholding tax of 10%, reduced to 5% under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income provided that the Hong Kong holding company, CCH (HK) qualified as the “beneficial owner” of the dividend income under Guoshuifa [2009] No.601. As the management of APWC decided to simplify the CCH (HK) to have the sole function of controlling and directing its subsidiaries. CCH (HK) does not carry on substantive business activities effective early 2013. This may lead it not qualify as the “beneficial owner” of the dividend income under Circular 601 to be applicable to withholding tax of 5%.  As such, the withholding tax for 2013 and 2014 were calculated based on 10% tax rate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2014, 2013 and 2012 are:

	2014	2013	2012
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	2,462	4,725	6,042
Deferred tax expenses / (benefits):
Relating to origination and reversal of temporary differences	(188)	793	1,536

Income tax expense reported in the income statement	2,274	5,518	7,578

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Unrealized gain (loss) on available-for-sale financial assets	(214)	(402)	172
Net loss on actuarial gains and losses	(213)	(15)	(46)

Income tax expenses / (benefits) charged to other comprehensive (loss) income	(427)	(417)	126

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

	2014	2013	2012
	US$’000	US$’000	US$’000

Profit before tax	5,035	16,784	24,552
Tax at statutory rate of 20% (2013: 20%; 2012: 23%)	1,007	3,356	5,645
Foreign income taxed at different rate	868	930	694
Expenses not deductible/(solely deductible) for tax purpose	(358)	100	277
Utilization of previously unrecognised tax losses	-	(10)	(31)
Net deferred tax asset not recognized	1,196	656	281
Written-off deferred tax	-	-	17
Tax exempt on income	(187)	(43)	(99)
Uncertain tax position	(984)	82	34
Return to provision adjustment	12	(151)	-
Deferred tax liability arising from undistributed earnings	85	239	303
Effect of changes in temporary differences to be realized in different periods with different enacted tax rates	14	(36)	19
Withholding tax on dividends	558	584	427
Others	63	(189)	11

Income tax expense reported in income statement	2,274	5,518	7,578
At the effective income tax rate of 45.16% (2013: 32.88%; 2012: 30.87%)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2014	2013	2014	2013	2012
	US$’000	US$’000	US$’000	US$’000	US$’000

Outside basis differences	(2,775)	(2,690)	85	239	302
Revaluations of available-for-sale investment to fair value	(565)	(779)	-	-	-
Book over tax basis in subsidiary	(36)	(33)	6	1	(14)
Accrued interest income	(77)	(68)	9	10	14
Unutilized building allowance (net)	63	(231)	(286)	231	-
Unused tax losses	40	194	146	(197)	326
Allowance for doubtful accounts	102	131	27	143	291
Inventory impairment	750	279	(470)	137	444
Allowance for impairment in investments	411	410	-	33	66
Rebates and other accrued liabilities	701	774	4	417	716
Unpaid retirement benefits	1,680	1,659	(14)	(115)	(740)
Charges related to flooding in Thailand	-	-	-	8	895
Deferred revenue and cost of sales	416	690	277	(118)	(282)
Actuarial loss	275	62	-	-	-
Unabsorbed depreciation	842	893	21	19	(482)
Allowance for investment property impairment	4	11	7	(15)	-
Deferred tax expenses / (benefits)			(188)	793	1,536
Net deferred tax assets	1,831	1,302

Reflected in the balance sheet as follows:

Deferred tax assets	4,551	3,978
Deferred tax liabilities	(2,720)	(2,676)
Deferred tax assets, net	1,831	1,302

Reconciliation of deferred tax assets, net

	2014	2013	2012
	US$’000	US$’000	US$’000

Opening balance as of January 1	1,302	2,096	3,560
Tax benefit/(expenses) during the period recognized in profit or loss	188	(793)	(1,536)
Tax benefit/(expenses) during the period recognized in other comprehensive income	427	417	(126)
Exchange difference on translation foreign operations	(86)	(418)	198
Closing balance as of December 31	1,831	1,302	2,096

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company has available unused net operating losses which arose in Thailand and China as of December 31, 2014, and arose in Thailand, China and Singapore as of December 31, 2013, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2014	2013
	US$’000	US$’000
2014	-	161
2015	355	866
2016	836	842
2017	1,577	1,594
2018	2,774	3,288
2019	2,188	988
No expiration	-	-
	7,730	7,739

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Company were able to recognize all unrecognized deferred tax assets, the profit would increase by $2,815 for the year ended December 31, 2014 (2013: $1,566; 2012: $1,341).

There are no income tax consequences attached to the payment of dividends in either 2014 or 2013 by the Company to its shareholders.

As of December 31, 2014 and 2013, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore.  The Company’s tax years from 2009 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions
	2014	2013	2012
	US$’000	US$’000	US$’000
Balance as of January 1	2,266	2,302	2,640
Additions based on tax positions related to the current year	-	72	28
Decrease due to lapses in statute of limitations	(375)	(108)	(366)

Balance as of December 31	1,891	2,266	2,302

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2014, 2013 and 2012, the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $1,891, $2,266 and $2,302 respectively.

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	2,116	2,368	2,143
Accrued penalties on uncertain tax position	1,818	2,176	2,284

Total accrued interest and penalties on uncertain tax position	3,934	4,544	4,427

For the years ended December 31, 2014, 2013 and 2012, the Company recognized $327, $395 and $409 in interest and $nil, $nil and $28 in penalty, respectively. For the years ended December 31, 2014, 2013 and 2012, the Company reversed $579, $170 and $49 in interest and $358, $108 and $nil in penalties, respectively, due to lapses in statute of limitations.

The Company consider each uncertain tax positions individually, by first consider whether each position taken in the tax return is probable of being sustained on examination by the taxing authority. It should recognize a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions presented in the current tax liability is the total liability for uncertain tax positions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	EARNINGS PER SHARE

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

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended
	December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit attributable to APWC from continuing operations	572	5,847	9,694
Net profit attributable to APWC	572	5,847	9,694

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,820,200	13,830,751

Earnings per share – basic and diluted
Continuing operations	0.04	0.42	0.70
Total earnings per share – basic and diluted	0.04	0.42	0.70

Income from continuing operations attributable to non-controlling interests are $2,189, $5,419 and $7,280 for the years ended December 31, 2014, 2013 and 2012, respectively.

10.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2014	2013
	US$’000	US$’000
Cash on hand and cash at banks	68,863	62,509

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents include short-term deposits which are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. As of December 31, 2014 and 2013, the Company had no cash equivalents.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES

11.1	Other financial assets

	As of December 31,
	2014	2013
	US$’000	US$’000

Assets held-to-maturity
Quoted debt securities	336	335
Total assets held-to-maturity	336	335

Available for sale investments
Unquoted equity shares	2,479	3,189

Total available for sale investments	2,479	3,189

Total other financial assets	2,815	3,524

Total current	-	-

Total non-current	2,815	3,524

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

The market yield is close to coupon rate. The fair value approximated its amortized cost as of December 31, 2014 and 2013.

Available-for-sale investments - unquoted equity shares
The investments in shares of a non-listed company, which are recognized initially at fair value plus transaction costs. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as the other comprehensive income. Available-for-sale investments – unquoted equity share consist of the investments in Thai Metal Processing Co., Ltd, (“TMP”) which is engaged in the fabrication of copper rods. During the years ended December 31, 2014, 2013 and 2012, the Company received dividends of $104, $110 and $109 from TMP, respectively, which were recorded in other income in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.2	Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with the Company’s banks, the Company may borrow up to approximately $278,370 and $351,794 as of December 31, 2014 and 2013, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2014 and 2013, the unused portion of the credit lines was approximately $168,241 and $236,532, respectively, which included unused letters of credit amounting to $85,943 and $106,480, respectively. Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2014 and 2013, the Company had open letters of credit totaling $49,042 and $33,668, respectively.  Liabilities relating to the letters of credit are included in current liabilities.

	As of December 31,
	2014				2013
	Interest rate %	Maturity	Local currency ‘000	US$’000	Interest rate %	Maturity	Local currency ‘000	US$’000
Current interest-bearing loans and borrowings
Bank loans				-	3.30	Aug. 2014	US$1,500	1,500
Bank loans	5.88 ~ 6.45	Mar. 2015 ~ Dec. 2015	RMB$78,250	12,589	6.30	Aug. 2014 ~ Nov. 2014	RMB$69,292	11,336
Trust receipt	1.20 ~ 1.60	Jan. 2015 ~ Jun. 2015	THB$1,291,811	39,469	1.20 ~ 1.80	Jan. 2014 ~ Jun. 2014	THB$748,589	22,779
Trust receipt	1.97 ~ 1.98	Dec. 2015	SGD$2,386	1,805	1.94 ~ 2.04	Dec. 2014	SGD$7,832	6,174
Total current interest-bearing loans and borrowings				53,863				41,789

During 2011, CCH (HK) entered into a bank loan agreement with Bangkok Bank Hong Kong Branch with a total loan amount of $14 million and a trade facility of $8 million. The loan carried an interest rate of SIBOR (Singapore Inter-bank Borrowing Rate) plus 2.5% for a period of 5.5 years, adjusted on a quarterly basis. The bank loan was guaranteed by the Company, as guarantor. As of January 1, 2012, CCH (HK) was not in compliance with certain financial and non-financial loan covenants and the loan became callable on demand. The outstanding balance was classified as current liabilities as of January 1, 2012.  As of December 31, 2012, the loan was classified as current liabilities and it had been fully repaid in 2013.  For information with respect to the collateral, please refer to Note 26.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.3	Hedging activities and derivatives

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.4	Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	68,863	62,509	68,863	62,509
Trade receivables	88,194	122,893	88,194	122,893
Other receivables	23,024	11,139	23,024	11,139
Due from related parties	24,711	3,842	24,711	3,842
Financial assets-non-current
Other non-current financial assets – available for sale	2,479	3,189	2,479	3,189
Other non-current financial assets – held to maturity	336	335	336	335
Total	207,607	203,907	207,607	203,907

Financial liabilities-current
Interest-bearing loans and borrowings	53,863	41,789	53,863	41,789
Trade and other payables	36,467	41,369	36,467	41,369
Due to related parties	22,208	11,126	22,208	11,126
Due to immediate holding company	1,537	1,732	1,537	1,732
Financial lease liabilities	31	37	31	37
Financial liabilities-non-current
Financial lease liabilities	38	28	38	28
Total	114,144	96,081	114,144	96,081

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

▶
Fixed-rate and variable-rate receivables/borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of December 31, 2014, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.4	Fair value (continued)

▶	Fair value of unquoted available-for-sale financial assets is estimated using appropriate valuation techniques.
▶
Fair value of interest-bearing borrowings and loans and other non-current financial assets – held to maturity are determined by using discounted cash flow method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk as of December 31, 2014 was assessed to be insignificant.

Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount	Sensitivity of the input to fair value
			(2014 and 2013)
				2014	2013
Financial asset
Available-for-sale financial assets in unquoted equity instruments	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $183	5% decrease in the discount would increase in fair value by $234

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

The Company carries unquoted equity shares as available-for-sale financial instruments classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

Total
US$’000
At January 1, 2013	4,577
Re-measurement recognized in other comprehensive income (loss)	(1,338)
Exchange difference	(50)
At December 31, 2013	3,189
Re-measurement recognized in in other comprehensive income (loss)	(713)
Exchange difference	3
At December 31, 2014	2,479

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES

	As of December 31,
	2014	2013
	US$’000	US$’000

Trade receivables	91,899	124,581
Less: Provision for impairment	(3,705)	(1,688)
Trade receivable, net	88,194	122,893
Other receivable	23,024	11,139

As of December 31, 2014 and 2013 trade receivables of an initial value of $3,705 and $1,688, respectively, were fully impaired. See below for the movement in the provision for impairment of trade receivables.

	Individually impaired	Collectively impaired	Total
	US$’000	US$’000	US$’000
At January 1, 2013	2,402	178	2,580
Charge for the year	371	37	408
Write-off	(1,016)	(1)	(1,017)
Unused amounts reversed	(170)	(42)	(212)
Currency translation adjustment	(46)	(25)	(71)
At December 31, 2013	1,541	147	1,688
Charge for the year	2,359	73	2,432
Write-off	(46)	(31)	(77)
Unused amounts reversed	(253)	(28)	(281)
Currency translation adjustment	(53)	(4)	(57)
At December 31, 2014	3,548	157	3,705

The ageing analysis of trade receivables is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	Past due 1-3 months	Past due 3-6 months	Past due 6-12 months	Past due over 12 months
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2014	88,194	73,552	12,502	578	840	722
December 31, 2013	122,893	98,853	22,296	760	553	431

The Company maintains provision for impairment of trade receivables for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. The impairment losses assessed individually as of December 31, 2014 and 2013 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.

The Company obtained collateral in respect of customer doubtful accounts. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful accounts. The Company has the first lien for the collateral. The collateral is in general, not recorded on the balance sheet. The fair value of the collateral has been determined based on the valuation performed by independent appraisers. As of December 31, 2014 and 2013, the fair values of the collateral were $917 and $902, respectively, which were higher than the amounts of the associated delinquent accounts, as a result, no impairments were recognized.

See Note 26(b) credit risk of trade receivables, which discusses how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2014	2013
	US$’000	US$’000
Raw materials and supplies	37,535	23,669
Work in progress	13,790	14,750
Finished goods	42,896	44,042
Distributed products	16,957	14,880
	111,178	97,341
Allowance for inventories	(3,770)	(1,396)
Total inventories at the lower of cost and net realizable value	107,408	95,945

To conform with the current year’s presentation, the inventory of $2,249 related to SDI previously presented in 2013 financial statements has been reclassified to the gross amount due from customers for contract work-in-process.  The reclassification is a change in the Company’s classification which had no effect on financial condition, gross profit, income from operations or net income.

For the year ended December 31, 2014, the Company recognized allowance for inventory of $2,394 as an expense in cost of sales for inventories carried at net realizable value.

For the year ended December 31, 2013 and 2012, the amount of $1,046 and $5,161, respectively, were credited to cost of sales when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

14.	GROSS AMOUNTS DUE FROM CUSTOMERS FOR CONTRACT WORK-IN-PROGRESS

	As of December 31,
	2014	2013
	US$’000	US$’000
Construction contract work-in-progress
Construction costs	36,976	17,094
Attributable loss/(profit)	141	(107)
	37,117	16,987
Less: Progress billing received and receivable	(35,186)	(14,738)
Total gross amounts due from customers for contract work	1,931	2,249

Revenues recognized in excess of amounts billed are classified as current assets under contract work-in-progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
At January 1, 2013	5,681	48,848	3,152	120,991	4,539	6,599	6,418	196,228
Additions	-	-	36	584	642	586	7,646	9,494
Disposals	-	(17)	-	(15,558)	(383)	(540)	-	(16,498)
Transfer	-	5,139	641	2,868	232	72	(8,952)	-
Exchange differences	(598)	(3,245)	(206)	(8,173)	(300)	(414)	(42)	(12,978)

At December 31, 2013	5,083	50,725	3,623	100,712	4,730	6,303	5,070	176,246

Additions	-	-	16	1,003	564	331	4,083	5,997
Disposals	-	-	-	(1,941)	(364)	(145)	-	(2,450)
Transfer	-	1,636	425	4,164	-	44	(6,269)	-
Exchange differences	(39)	(886)	(2)	(816)	(99)	(103)	(21)	(1,966)

At December 31, 2014	5,044	51,475	4,062	103,122	4,831	6,430	2,863	177,827

Depreciation
At January 1, 2013	-	(30,243)	(2,404)	(106,981)	(3,342)	(5,794)	-	(148,764)
Depreciation charge for the year	-	(1,894)	(109)	(2,661)	(559)	(349)	-	(5,572)
Depreciation on disposals	-	17	-	15,549	351	537	-	16,454
Transfer	-	-	-	1	-	(1)	-	-
Exchange differences	-	2,362	167	7,251	213	352	-	10,345

At December 31, 2013	-	(29,758)	(2,346)	(86,841)	(3,337)	(5,255)	-	(127,537)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2013	-	(29,758)	(2,346)	(86,841)	(3,337)	(5,255)	-	(127,537)
Depreciation charge for the year	-	(1,932)	(163)	(2,923)	(593)	(386)	-	(5,997)
Depreciation on disposals	-	-	-	1,941	364	138	-	2,443
Transfer	-	-	-	-	-	-	-	-
Exchange differences	-	468	(6)	570	71	90	-	1,193

At December 31, 2014	-	(31,222)	(2,515)	(87,253)	(3,495)	(5,413)	-	(129,898)

Net book value
At December 31, 2014	5,044	20,253	1,547	15,869	1,336	1,017	2,863	47,929
At December 31, 2013	5,083	20,967	1,277	13,871	1,393	1,048	5,070	48,709
At January 1, 2013	5,681	18,605	748	14,010	1,197	805	6,418	47,464

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Capitalized borrowing costs
Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset. The capitalized interest was related to and has been included as part of the cost of Ningbo Pacific’s construction in progress.

The amount of borrowing costs capitalized during the years ended December 31, 2014, 2013 and 2012 were $43, $30 and $69, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was in the range of 1.15% to 6.30%, 1.5% to 6.23% and 1.7% to 6.77%, during each of 2014, 2013 and 2012, respectively.

Financial leases under property, plant and equipment
The carrying value of motor vehicles under financial leases as of December 31, 2014 and 2013 were $43 and $8, respectively.

Pledge
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 26.

16.	PREPAID LAND LEASE PAYMENTS

	2014	2013
	US$’000	US$’000
Carrying amount as of January 1,	1,999	2,018
Recognized lease expense during the year	(59)	(59)
Exchange difference	(22)	40
Carrying amount as of December 31,	1,918	1,999
Current portion included in prepayments	59	60
Non-current portion included in prepaid land lease payments	1,859	1,939

The property land is situated in Mainland China and is held under a long-term operating lease for 33 – 50 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES

The net book value of investment properties as of December 31, 2014 and 2013 was as follow:

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2014
Cost	583	346	929
Less: Accumulated depreciation	-	(160)	(160)
Less: Accumulated impairment	(12)	-	(12)

Net book value	571	186	757

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2013 :
Cost	581	345	926
Less: Accumulated depreciation	-	(142)	(142)
Less: Accumulated impairment	(38)	-	(38)

Net book value	543	203	746

A reconciliation of the net book value of investment properties was as follow:

	2014	2013
	US$’000	US$’000
Net book value at January 1	746	751
Depreciation (included in administrative expenses)	(18)	(18)
Reversal of impairment loss	26	68
Exchange difference	3	(55)
Net book value at December 31	757	746

Investment properties are carried at historical cost less accumulated depreciation and impairment. Land is not depreciated and office buildings are depreciated on a straight-line basis over the estimated useful lives from 20 to 30 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

The amount recognized in profit arising from the investment properties for the years ended December 31, 2014, 2013 and 2012 was as follow:

	2014	2013	2012
	US$’000	US$’000	US$’000
Rental income derived from investment properties	11	21	21
Direct operating expenses (including repairs and maintenance)	(1)	(1)	(1)
generating rental income
Direct operating expenses (including repairs and maintenance) that did not	(1)	(1)	(1)
generate rental income
Net profit arising from investment properties carried at cost	9	19	19

The fair value of the investment properties are stated below:

	As of December 31,
	2014	2013
	US$’000	US$’000
Land not being used for operation	11,509	11,437
Office building for rent	647	617

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

18.	INTANGIBLE ASSETS

Computer software

	2014	2013
	US$’000	US$’000
Cost
At January 1	346	342
Addition	39	15
Exchange difference	(4)	(11)
At December 31	381	346

Accumulated amortization
At January 1	(242)	(179)
Amortization	(31)	(69)
Exchange difference	2	6
At December 31	(271)	(242)

Net book value
At December 31	110	104

The cost of acquiring software is capitalized separately as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software. Intangible assets are stated at cost less accumulated amortization. Amortization of intangible assets are charged to operating expenses and cost on a straight-line basis over 5 years from the date they are available for use.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

The associates of the Company are set out below:

			Percentage of equity interest
		Country of incorporation	As of December 31
Company Name	Nature of business		2014	2013

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%

Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%

Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%

Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	28.06%	28.06%

	As of December 31,
	2014	2013
	US$’000	US$’000
Balance at January 1	2,937	3,133
Additions	-	16
Capital return	-	(16)
Share of loss of associates	(338)	(211)
Exchange difference	(28)	15

Balance at December 31	2,571	2,937

The investments in Loxpac and Loxpac HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

The Company’s investments in associates are accounted for using the equity method in the consolidated financial statements.

The following table summarized financial information of the Company’s investments in associates:

	As of December 31,
	2014	2013
	US$’000	US$’000
Current assets	108,269	92,044
Non-current assets	13,214	16,231
Current liabilities	(100,454)	(84,188)
Non-current liabilities	(2,160)	(2,937)
Equity	18,869	21,150

	For the year ended December 31,
	2014	2013	2012
	US$’000	US$’000	US$’000
Revenue	49,105	49,813	57,467
Loss for the year (continuing operations)	(2,136)	(874)	(1,067)
Other comprehensive income	-	-	-

As of December 31, 2014 and 2013, the Company's associates had no contingent liabilities or capital commitments.

20.	TRADE AND OTHER PAYABLES

	As of December 31,
	2014	2013
	US$’000	US$’000
Trade payables	30,411	34,304
Other payables	6,056	7,065
	36,467	41,369

Terms and conditions of the above financial liabilities:

▶	Trade payables are non-interest bearing and are normally settled on 60-day terms.
▶	Other payables are non-interest bearing and have an average term of 60 days.
▶	For terms and conditions relating to other related parties, refer to Note 23.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT

Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2014, 2013 and 2012, were $1,283, $1,285 and $1,186, respectively.

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

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, the extra benefits payment to retiring employees was changed at rates of 1 to 5 times of final month's salary to 29 times effective January 1, 2012. The changes created a prior service cost and increased the benefit obligation totaling $3 million (Baht 91million). The Company’s net benefit cost was $544, $549 and $3,249 for the years ended December 31, 2014, 2013 and 2012, respectively.  The plan is not funded. As of December 31, 2014 and 2013, the amount recognized were $665 and $419 in current liabilities, $6,073 and $5,455 in non-current liabilities, respectively. The Company pays to settle the obligations as and when employees retire.

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2014	2013	2012
	US$’000	US$’000	US$’000
Current service cost	305	322	192
Interest cost on benefit obligation	239	227	128
Past service costs recognized	-	-	2,929
Net benefit cost	544	549	3,249

	For the year ended December 31,
Other comprehensive income	2014	2013	2012
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	(1)	185	499
Actuarial (gain) / loss – demographic assumption	-	23	-
Actuarial (gain) / loss – financial assumption	713	(157)	(346)
Actuarial (gain) / loss	712	51	153

	For the year ended December 31,
Change in the defined obligation	2014	2013	2012
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	5,874	5,840	3,315
Current service cost	305	322	192
Interest cost on benefit obligation	239	227	128
Past service costs recognized	-	-	2,929

Net benefit cost for the current period	6,418	6,389	6,564
Benefits paid directly by the Company	(408)	(138)	(1,038)
Actuarial loss in other comprehensive income	712	51	153
Exchange differences	16	(428)	161
Defined benefit obligation at December 31	6,738	5,874	5,840

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2014 and 2013 are as follows:

	2014	2013
	%	%
Discount rate	3.2	4.3
Rate of salary increase	6.0	6.0

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2014	2013
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	665	419
Between 2 and 5 years	1,322	1,467
Between 5 and 10 years	2,535	2,352
Beyond 10 years	15,583	15,342
Total expected payments	20,105	19,580

Weight average duration of defined benefit obligation	13 years	15 years

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2014	2013
	US$’000	US$’000
Discount rate – 1% increase	(655)	(544)
Discount rate – 1% decrease	771	638
Rate of salary increase – 1% increase	741	621
Rate of salary increase – 1% decrease	(644)	(541)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

Long service leave
The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departure, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match as closely as possible, the estimated future cash outflows.  As of December 31, 2014 and 2013, the amounts of long service leave was $584 and $577, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY

	As of December 31,
Authorized shares	2014	2013
	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2014	13,830,769	138
At December 31, 2013	13,830,769	138
At January 1, 2013	13,830,769	138

Outstanding shares
Number of shares
At January 1, 2012	13,830,769
Purchase of treasury shares	(1,900)
At December 31, 2012	13,828,869
Purchase of treasury shares	(9,200)
At December 31, 2013	13,819,669
Purchase of treasury shares	-
At December 31, 2014	13,819,669

Additional paid-in-capital
US$,000
At January 1, 2012	111,541
Increase in shareholding in a subsidiary	(933)
At December 31, 2012	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2013	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2014	110,608

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY (continued)

Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2014
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(4,521)	-	(4,521)
Re-measuring losses on defined benefit plans	-	-	(499)	(499)
Net loss on available-for-sale financial assets	(499)	-	-	(499)
	(499)	(4,521)	(499)	(5,519)

	For the year ended December 31, 2013
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(15,418)	-	(15,418)
Re-measuring losses on defined benefit plans	-	-	(36)	(36)
Net gain on available-for-sale financial assets	(936)	-	-	(936)
	(936)	(15,418)	(36)	(16,390)

	For the year ended December 31, 2012
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	6,113	-	6,113
Re-measuring losses on defined benefit plans	-	-	(107)	(107)
Net gain on available-for-sale financial assets	400	-	-	400
	400	6,113	(107)	6,406

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS

The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

Moon View Venture Limited (“Moon View”), PEWC, Singapore Branch, PEWC Singapore Co. (Pte) Ltd., Dragon Conqueror Ltd. and PEWC (HK) are controlled by PEWC. Moon View is the immediate holding company of the Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand. SPHC is one of the Company’s equity investees. Fujikura Limited is a non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand.

(a)  Outstanding balance with related parties:

The following table provided the total amount of outstanding balance at December 31, 2014 and 2013.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	639	1,233	4,288	7,630
PEWC, Singapore Branch	-	1,114	-	892
PEWC Singapore Co. (Pte) Ltd.	-	-	973	1,074
PEWC (HK)	21,141	-	14,938	-
Dragon Conqueror Limited	220	-	-	-

The immediate holding company
Moon View	-	-	1,537	1,732

Associate
SPHC	178	177	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	2,532	1,318	450	-
Fujikura Limited	-	-	104	98

Others	-	-	93	70
Total	24,711	3,842	23,745	12,858

As of December 31, 2014 and 2013, the interest rates on the balance due to PEWC Singapore Co., (Pte) Ltd. range from 1.23% to 1.24% and 1.25% to 1.31%, respectively, and the payables are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with related parties:

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2014	2013	2012
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases of materials	16,036	15,505	21,443
	Purchases of products	4,782	-	9,083
	Purchases of machinery	-	-	203
	Sales	410	287	106
	Management fee received	19	19	19
	Management fee paid	256	252	388
	Information technology service fee paid	115	118	136
PEWC, Singapore Branch	Management fee received	-	-	15
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	9	11	14
PEWC (HK)	Purchases of materials	23,132	-	-
	Sales	19,789	-	-

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	2,418	2,192	2,563
Fujikura Limited	Purchases of products	1,179	1,412	1,074

Terms and condition of transactions with related parties

The sales to and purchases from related parties are based on negotiation by the entities. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2014, 2013 and 2012, the Company did not record any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS (continued)

Terms and condition of transactions with related parties (continued)

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2014, 2013 and 2012.

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

(c)	Compensation of key management personnel of the Company

	For the years ended December, 31
	2014	2013	2012
	US$’000	US$’000	US$’000
Short-term employee benefits	4,853	6,432	5,682
Post-employment benefits	92	95	91
Termination benefits	126	182	684
Total compensation paid to key management personnel	5,071	6,079	6,457

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments – the Company as lessee

The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

Future minimum rental payable under non-cancellable operating leases with initial terms of one year or more consisted of the following:

	As of December 31,
	2014	2013
	US$’000	US$’000
Within one year	1,680	913
After one year but not more than five years	1,440	1,706
More than five years	1,665	2,060
	4,785	4,679

(b)	Finance lease and hire purchase commitments

The Company leases certain machinery and equipment under finance leases.

Future minimum payments under finance leases with initial terms of one year or more consisted of the following as of December 31:

	2014		2013
	Minimum payments	Present value of payments (Note 15 )	Minimum payments	Present value of payments (Note 15 )
	US$’000	US$’000	US$’000	US$’000
Within one year	34	31	41	37
After one year but not more than five years	42	38	29	28
More than five years	-	-	-	-
Total minimum lease payments	76	69	70	65
Less: amount representing finance charges	(7)	-	(5)	-
Present value of minimum lease payment	69	69	65	65

As of December 31, 2014 and 2013, the finance lease liabilities are secured by the leased machinery and equipment at cost of $149 and $139, respectively. The accumulated depreciation of these leased assets as of December 31, 2014 and 2013 amounted to $106 and $131, respectively. The depreciation of machinery and equipment under finance leases are included in the depreciation expenses under costs of sales.  The average discount interest rate implicit in the lease is in the range of 7.84% and 6.57% to 8.58%, for 2014 and 2013, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES (continued)

(c)	Purchase commitments

As of December 31, 2014 and 2013, the Company and its subsidiaries had commitments to purchase raw materials totaling $160 million to $213 million and $174.9 million to 234 million (24,500 to 32,590 metric tons and 23,116 to 30,780 metric tons), respectively, from third parties at the prices stipulated in the contracts.

(d)	Capital commitments

As of December 31, 2014 and 2013, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $4.6 million and $3.1 million, respectively.

(e)	Guarantees

As of December 31, 2014 and 2013, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $6.9 million and $10.7 million, respectively, in respect of banking facilities extended to two operating subsidiaries.

As of December 31, 2014 and 2013, the Company provided a corporate guarantee not exceeding the sum of $31.2 million and $31.2 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2014 and 2013, there were outstanding bank guarantees of $31.5 million and $34.78 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(f)	Service commitments

As of December 31, 2014 and 2013, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting services with related parties totaling $0.1 million and $0.2 million, respectively.

(g)	Shareholders’ Agreement

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

Controlled Foreign Corporation is any foreign corporation of which more than 50 percent of either –

(1) The total combined voting power of all classes of stock of the corporation entitled to vote; or

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES (continued)

(g)	Shareholders’ Agreement (continued)

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

Subject to the Amended Shareholders Agreement, the Company must use its reasonable best efforts to keep such registration statement continuously effective until (i) all Registrable Securities either have been sold or may be sold without volume restrictions pursuant to Rule 144 of the Securities Act of 1933 and (ii) COF receives freely transferable shares from the Company’s transfer agent.

If any such registration statement ceases to remain continuously effective for any reason after the effective date and during any time when the registration statement is required to be effective, or SOF (now became COF) is otherwise not permitted to utilize the prospectus therein to resell such Registrable Securities, in either case, for more than thirty (30) consecutive trading days or more than an aggregate of sixty (60) trading days during any twelve month period (an “Event”), then the “Put Right” (as explained in Note 1) will become immediately exercisable and will continue until such event has been cured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2014:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
			(Level 1)	(Level 2)	(Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	31-Dec-14	2,479	-	-	2,479
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	31-Dec-14	11,509	-	-	11,509
Office buildings	31-Dec-14	647	-	-	647

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT (continued)

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2013:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2013	3,189	-	-	3,189
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	December 31, 2013	11,437	-	-	11,437
Office buildings	December 31, 2013	617	-	-	617

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES

Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The objective of the Company’s financial risk management is to minimize its risk exposure against various financial risks, which include market risk, credit risk and liquidity risk. The Company uses derivate instruments to cover certain risks when it considers them necessary. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Company manages its exposure to key financial risks, as described in the succeeding paragraphs.

(a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, equity price risk, foreign currency risk and commodity price risk. Financial instruments affected by market risk include loans and borrowings, available-for-sale investments and derivative financial instruments.

The sensitivity analyses in the following sections relate to the position as of December 31, 2014 and 2013.

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

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2014 and 2013 to increase/decrease by $127 and $100, respectively.

Equity price risk

The Company’s unlisted equity security is classified as non-current financial assets-available for sale which is subsequently measured at estimated fair value.

At the reporting date, the exposure to unlisted equity security at fair value was $2.5 million (2013: $3.2 million).  Sensitivity analysis of the unlisted equity investment has been provided in Note 11.4.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

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

The balance of financial assets and liabilities denominated in a currency different from the Company’s functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2014	2013	2014	2013

Thai Baht (THB)	10,158	228,870	-	214,816
Singapore dollar (SGD)	79	2,514	56	7,637
Taiwan dollar (TWD)	10,976	26,248	4,217	3,910
Renminbi (RMB)	91,037	80,404	13,197	5,389
Hong Kong dollar (HKD)	2,360	10,327	167	58
Japanese yen (JPY)	-	-	12,000	-

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against US dollar, with all other variables held constant.

	Change rate	THB	SGD	TWD	RMB	HKD	JPY
2013	5%	21	(202)	37	614	66	-
	-5%	(21)	202	(37)	(614)	(66)	-

2014	5%	16	1	11	626	14	(5)
	-5%	(16)	(1)	(11)	(626)	(14)	5

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

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

Commodity price sensitivity

The following table shows the effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000

2014	+13%	3,751	N/A
Copper	-13%	(3,751)	N/A

2013	+13%	3,730	N/A
Copper	-13%	(3,730)	N/A

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

The Company is exposed to credit loss in the event of non-performance by counter-parties on foreign exchange contracts and trade and other receivables. In 2014, the Company recorded a provision of allowance for doubtful accounts of $2.2 million for a customer of a subsidiary who was not able to settle overdue payments.

As of December 31, 2014 and 2013, trade receivables from one customer represented 7.1% and 10.2% of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(c)	Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and its subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $69 million cash and cash equivalents, $168 million unutilized amount of bank loans, and the total financial liabilities is $114 million at the reporting date, which results in a net asset position. Liquidity risk is considered to be minimal.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2014
Financial liabilities
Interest-bearing loans and borrowings	54,712	-	-	-	54,712
Trade and other payables	36,467	-	-	-	36,467
Due to related parties	22,208	-	-	-	22,208
Due to immediate holding company	-	-	-	1,537	1,537
Finance lease liability	34	25	17	-	76
	113,421	25	17	1,537	115,000

As of December 31, 2013
Financial liabilities
Interest-bearing loans and borrowings	42,565	-	-	-	42,565
Trade and other payables	41,369	-	-	-	41,369
Due to related parties	11,126	-	-	-	11,126
Due to immediate holding company	-	-	-	1,732	1,732
Finance lease liability	41	29	-	-	70
	95,101	29	-	1,732	96,862

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(d)	Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, or issue new shares, conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

In line with industry practices, the Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,
	2014	2013
	US$’000	US$’000
Interest bearing loans and borrowings	53,863	41,789
Trade and other payables	36,467	41,369
Less: cash and cash equivalents	(68,863)	(62,509)
Net debt	21,467	20,649
Total Equity	221,211	228,127
Capital and net debt	242,678	248,776
Gearing ratio	8.8%	8.3%

The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries and joint venture holdings.  While the Company has no present intention to pay dividends, should the Company decides in the future to do so, as a holding company its ability to pay dividends and meet its other obligations will depend upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments.  The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

(e)	Collateral

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $12,988 at December 31, 2014 (2013: $14,416);
(ii)	Pledge of other receivables of $9,595 at December 31, 2014 (2013: $10,340) ;
(iii)	Corporate guarantee issued by the Company and a subsidiary of the Company.
(iv)	A trading facility was secured by all the assets and uncalled capital with total carrying amount of $31,466 of a subsidiary as of December 31, 2014 (2013: $ 33,314).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2014 and 2013 were 3.57% and 3.68% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(f)	Derivative - offsetting loans

The Company entered into Import Bill Advance Loan denominated in USD at floating rate and time deposit denominated in USD or RMB at fixed rate with one bank for a term of less than twelve months for the amount of $17.0 million as of December 31, 2013.

In 2014, the Company entered into Import Bill Advance Loan denominated in SGD at floating rate and time deposit denominated in USD at fixed rate with one bank for the amount of $2.9 million. At same time, the Company entered into a currency forward transaction to sell SGD to reduce the currency risk.

These transactions were net settled upon the maturity of the loan agreement. The contractual effect of the loans is the equivalent of a cross-currency interest rate swap arrangement with no initial net investment.

The patterns of these transactions met all the indicators under IAS 391G B.6 based on the fact that the loan and time deposit were entered into at the same time, had same counterparty, had underlying variable of foreign exchange rate and interest rate, and no initial net investment. The transactions should be accounted for at fair value through profit or loss; therefore, the Company recognized $5 and $21 as exchange gain for the year ended December 31, 2014 and 2013.

27.	SUBSEQUENT EVENT

Since the end of financial year the Company is not aware of any matter or circumstance not otherwise dealt with in the report that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

28.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on April 30, 2015.