Form 20-F
period 2015-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2016-05-02
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  Large accelerated Filer ☐ Accelerated filer ☐  Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

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

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; global, regional or national economic and financial conditions, the recent global drop in demand for and the pricing of commodities, including copper, our principal raw material, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; the extreme volatility of share prices on major securities exchanges throughout the world, our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; changes in laws or regulations applicable to the Company in the markets in which we conduct business; the availability and price of copper, our principal raw material; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service and meet all requirements under our debt, and to maintain adequate credit facilities and credit lines, in certain markets, our ability to compete effectively with state-owned enterprises (“SOEs”), which may receive governmental subsidies to enhance results or receive preferred vendor status in state controlled projects, our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; increased exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; the fact that Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”) is a holding company that depends for income upon distributions from operating subsidiaries, most of which are not wholly-owned and for which there may be restrictions on the timing and amount of distributions; price competition and other competitive pressures; the impact of climate change on our business and operations and on our customers; tax inefficiencies associated with our cross-border operations, including without limitation, limitations on our ability to utilize net losses within our group of companies for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).

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

3.1        Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2012, 2013, 2014 and 2015, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

	For the Year Ended December 31,
	2015	2014	2013	2012
	(in US$ thousands)
Income Statement Data:
Net sales	$389,632	$451,327	$460,676	$462,265
Costs of sales	(366,143)	(414,583)	(408,860)	(411,786)
Gross profit	23,489	36,744	51,816	50,479
Other operating income	1,140	1,135	1,525	7,046
Selling general & administrative expenses	(26,882)	29,479	(34,559)	(34,593)
Other operating expenses	(332)	(2,168)	(196)	(888)
Operating profit/(loss)	(2,585)	6,232	18,586	22,044
Finance cost	(1,547)	(1,697)	(1,734)	(2,195)
Finance income	697	1,167	1,306	1,322
Share of profit of an associate	(801)	(338)	(211)	(21)
Gain on disposal of investment	—	—	232	—
Loss on disposal of a subsidiary	—	(178)	—	—
Gain on liquidation of subsidiaries	—	—	—	279
Exchange gain (loss)	(4,640)	(206)	(1,245)	2,411
Other income	119	104	110	712
Other expenses	(248)	(49)	(260)	—
Income/(loss) from continuing operations before income taxes	(8,937)	5,035	16,784	24,552
Income taxes expenses	(661)	(2,274)	(5,518)	(7,578)
Net income/(loss)	$(9,598)	$2,761	$11,266	$16,974
Net income/(loss) attributable to non-controlling interests	$ (1,440)	$2,189	$5,419	$7,280
Net income/(loss) attributable to APWC	(8,158)	572	5,847	9,694
Basic and diluted earnings/(loss) per share(1)	$ (0.59)	$0.04	$0.42	$0.70

___________

(1)	The calculation of the earnings per share is based on 13,830,751, 13,820,200, 13,819,669 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the year ended December 31, 2012, 2013, 2014 and 2015, respectively.

	As of December 31,
	2015	2014	2013	2012
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$51,303	$68,863	$62,509	$72,816
Working capital	144,953	169,533	174,124	181,805
Total assets	305,402	378,672	364,635	391,751
Total debt	39,238	55,400	43,521	59,577
Net assets	194,068	221,211	228,127	237,160
Capital stock	138	138	138	138
Total APWC shareholders’ equity	135,330	153,032	157,248	162,102

3.2	Exchange Rates

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2015. The respective Noon Buying Rates on December 31, 2015 were US$ 1.00 = Bt 36.08; S$ 1.4166; RMB 6.4778; and A$ 1.3725. The respective Noon Buying Rates on March 31, 2016, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 35.09; S$1.3462; RMB 6.4480 and A$ 1.3026. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)

2011	31.51	30.46	31.76	29.68
2012	30.59	30.99	31.87	30.29
2013	32.68	30.85	32.85	28.6
2014	32.90	32.54	33.08	31.74
2015	36.08	34.39	36.48	32.32

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2015	36.48	35.14
November 2015	35.99	35.52
December 2015	36.17	35.75
January 2016	36.33	35.67
February 2016	35.77	35.58
March 2016	35.59	34.76

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

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

	At Period End	Average(1)	High	Low
	(S$ per $1.00)

2011	1.295	1.260	1.314	1.202
2012	1.221	1.245	1.294	1.216
2013	1.262	1.253	1.283	1.220
2014	1.324	1.270	1.324	1.238
2015	1.417	1.378	1.434	1.317

______________

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2015	1.434	1.378
November 2015	1.424	1.399
December 2015	1.422	1.396
January 2016	1.441	1.424
February 2016	1.427	1.424
March 2016	1.401	1.346

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)

2011	6.294	6.460	6.636	6.294
2012	6.230	6.299	6.338	6.222
2013	6.054	6.141	6.244	6.054
2014	6.205	6.170	6.259	6.040
2015	6.478	6.287	6.490	6.187

_____________

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2015	6.359	6.318
November 2015	6.395	6.318
December 2015	6.490	6.388
January 2016	6.593	6.522
February 2016	6.580	6.555
March 2016	6.550	6.448

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Australia

The following tables set forth, for the periods indicated, certain information concerning the Noon Buying Rate of the Australian dollar. No representation is made that the Australian dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate or at all.

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)

2011	0.976	0.968	1.058	0.907
2012	0.962	0.964	1.032	0.925
2013	1.120	1.048	1.129	0.945
2014	1.224	1.115	1.235	1.054
2015	1.372	1.342	1.446	1.218

________________

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2015	1.424	1.365
November 2015	1.423	1.380
December 2015	1.409	1.361
January 2016	1.459	1.396
February 2016	1.417	1.411
March 2016	1.394	1.303

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at  http://www.federalreserve.gov.

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

3.3.1	The auditors’ report included in this annual report was prepared in reliance on audit work; procedures and quality controls which were not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (“PCAOB”), and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with PCAOB rules and requirements and professional standards applicable to independent, registered public accounting firms. Because the Company has substantial operations within China, our auditor relied on its China affiliates to perform the audit on the Company’s consolidated financial statements in so far as they relate to the condition (financial and otherwise) and results of operations of the Company in China and its overall impact on the consolidated financial statements of the Company as a whole. The PCAOB is currently unable to conduct inspections of the work of our auditor’s affiliates in China as it is prohibited by the Chinese authorities. Investors should be mindful that the risk of inaccurate or incomplete reporting may be increased because our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

The lack of PCAOB’s inspection of the audit work performed in China prevents the PCAOB from regularly evaluating the audit work of any auditor that is performed in China including the audit work performed by our auditor. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. As a result, investors may have reservations regarding our reported financial information and the accuracy and completeness of our consolidated financial statements.

3.3.2	Risks Related to the Continuing Impacts of the Global Economic and Financial Crisis

Shortly after the 2008 global financial and economic crises, the U.S. Federal Reserve Bank (the “U.S. Fed”) and the central banks of most of the leading industrialized nations lowered their short-term interest rates to near zero in an effort to stimulate borrowing and increase economic activity. The U.S. Fed and certain other of those central banks also undertook a series of government bond repurchase programs to enhance market liquidity and to maintain a very low interest rate environment. The extremely low cost of borrowing, which continued for an extremely long period of time, enhanced liquidity and facilitated borrowing to stimulate investment. Some economists and policymakers have expressed concern that this artificially low interest rate environment will have negative repercussions once interest rates start to rise. Recently, the U.S. Fed and certain other central banks have curtailed their bond repurchase programs. In December 2015, the U.S. Fed raised its benchmark rate by 25 basis points (or .25%), which was the first U.S. central bank interest rate rise since it benchmark rate was reduced to near zero following the 2008 great recession. An increase in U.S dollar borrowing costs could adversely affect our business in the markets where we have operating plants (Thailand, China, Singapore and Australia). Our financial statements for our operating subsidiaries in those markets are reported and denominated in local currencies and when translated into US dollars, our reporting currency, these operating subsidiaries would suffer a decrease in reported revenue and operating profits due to foreign currency translation if one takes into account only increased U.S. dollar borrowing costs. Moreover, our copper purchases are based on U.S. dollar quotations, which mean the operating subsidiaries would have to pay more in local currency in order to meet their trade payable obligations.

Impact of Stronger U.S. Dollar

The rate of exchange for the U.S. Dollar has strengthened materially over the course of 2015 as measured against most of other major global currencies. As our raw materials and most other costs of production are priced in U.S. Dollars, the increase in the value of the U.S. Dollar, particularly as measured against the currencies in which our operating subsidiaries generate revenue, has an overall net negative effect on our financial results.

Price Volatility for our Principal Raw Material

A comparison of copper prices on the London Metals Exchange (the “LME”), between year-end 2014 and year-end 2015 shows that the average price for copper fell from $6,860 per metric ton to $5,502 per metric ton by year-end 2015, representing a 19.80% price decline. The effect of that decrease has adversely impacted the Company’s ability to improve its overall financial results. The decrease in the average LME copper price over 2015 was the principal contributing factor to the drop in 2015 of our average selling price compared with 2014.

Copper prices on the LME dropped during 2015 at one point to a price lower than $4,516 per ton. Consistent with industry practice, customers would expect that the selling prices of our products, particularly of copper based wires, would therefore be lower than our product prices at the end of 2014. The decrease in copper prices and other commodity prices also resulted in a decreased turnover for the entire year, as customers delayed placing orders with the Company or reduced the quantity of such orders in anticipation of a possible further reduction in copper prices. A further decrease in copper prices would likely have an adverse effect on the revenues of the Company.

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

Consolidation of Charoong Thai Group Accounts

As of December 31, 2015, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”), a decrease from the Company’s initial ownership percentage which was attributable to the exercise of warrants or conversion of convertible securities by third parties. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. However, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for consolidated treatment, and the Company may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, the Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

Potential Illiquidity of Common Shares

Approximately 75.5% of our Common Shares are either unregistered securities or registered securities held by affiliates (or were repurchased by the Company), which are subject to restrictions on trading. Accordingly, approximately 75.5% of our Common Shares are not fully liquid investments. APWC has been listed on NASDAQ since April 2011; however, the volume of trading in our Common Shares has not been significant. The value of our Common Shares may be impacted negatively by their relative illiquidity when compared to the publicly-traded shares of many other issuers.

Control of the Company Rests with Majority Shareholder; Controlled Company Exemption; Risks Related to PEWC

As the majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, has sufficient votes to control the outcome of any matters presented for a shareholder vote, including the election of each member of the Board of Directors of the Company (“Board of Directors”). PEWC may vote its shares in the Company in the manner that it sees fit. In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent that it is prohibited from engaging in conduct oppressive to non-controlling interests under applicable law.

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

Limited Trading Volume

Although our Common Shares are traded on the NASDAQ Global Market tier, the trading and demand for our Common Shares has been limited. As a consequence, shareholders may find that their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market. Thinly-traded equity can be more volatile than equity securities traded in an active trading market. The high and low daily closing prices for our Common Shares during the past 24 months (March 2014 – March 2016) were $2.99 and $1.2, respectively. In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Based on the Company’s evaluation under the applicable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), our management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”), concluded that there was not any material weakness in the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2015. However, in certain prior years, such as the year ended December 31, 2014, management of the Company, including its CEO and CFO, did conclude that there then existed one or more material weaknesses. While your management took remedial measures to address the material weaknesses identified as of year-end 2014, the Company cannot be certain that those remedied material weaknesses will not re-occur or that new material weaknesses will not take place in the future.

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

Potential Conflict of Certain Officers and Directors

We have three independent directors; the other six members of the Board of Directors are also directors or officers or affiliated with PEWC, the majority shareholder. Certain of our officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and in the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement (discussed in section 10.3). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

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

Holding Company Structure; Potential Restrictions on the Payment of Dividends

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and affiliates and certain investments in the wire and cable business. While we have no present intention to pay dividends, should we decide in the future to do so, as a holding company our ability to pay dividends and meet our other obligations will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

Corporate Matters; Limited Recourse; Limited Enforceability

We are incorporated in and organized pursuant to the laws of Bermuda. In addition, all of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against the Company’s assets or the assets of its officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts. Additionally, we have been advised by our legal counsel in Bermuda, Appleby Global (Bermuda) Limited, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board of Directors or controlling shareholders than they would if the Company were organized under the laws of the United States or one of the states therein, or if the Company had material assets located within the United States or some of the directors and officers were resident within the United States. See “Enforceability of Certain Civil Liabilities” for additional information.

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

Risks relating to Force Majeure Events

Operations and other business conducted at our plants and other facilities are at risk to acts of god consisting of uncontrollable natural and climatic events (often referred to as force majeure events), such as the 2011 flooding in much of Thailand that severely disrupted our manufacturing operations at the Siam Pacific Electric Wire and Cable Ltd. (“Siam Pacific”) plant, a subsidiary 100% controlled by Charoong Thai. The flooding affected much of our Thai operations and forced the suspension of operations of Siam Pacific for a period of five months resulting in a 20% reduction in product sales in 2011. The adverse impact of the flooding carried over into 2012. Since then the insurance coverage in Thailand includes fire and theft, but does not include flood or losses due to business interruption as coverage for business losses due to flooding is generally not available in Thailand or is considered to be prohibitively costly in the limited circumstances where it is available.

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

Recent Macro-economic Concerns

China has risen to be the world’s second largest economy measured by gross domestic product. Increasingly, over the past year there has been global concern about the possibility of the current economic downturn in China becoming more severe and leading to a possible recession. There is widespread concern about a possible “housing bubble” in China. A downturn in residential construction is one factor that could adversely affect the Company’s business in China. A broader recession in China would likely have a more profound adverse impact on our business results in that market.

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

Uncertainties Exist with respect to the Enactment Timetable, Interpretation and Implementation of Draft PRC Foreign Investment Law and how it may affect the Company’s Corporate Governance

On January 19, 2015, the PRC Ministry of Commerce published a discussion draft of the proposed PRC Foreign Investment Law (“Foreign Enterprise Law”), aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to better align the corporate legal requirements for both foreign and domestic investments. The PRC Ministry of Commerce is currently soliciting comments on this draft and uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted and implemented as proposed, may materially affect our relevant corporate governance practices and increase our compliance costs. For instance, the draft Foreign Investment Law imposes periodic information reporting requirements on foreign investors. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to sanctions.

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

On March 30, 2015, the SAFE promulgated SAFE Circular No. 19, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how converted Renminbi may be used. This notice requires that the Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond the business scope of such foreign-invested enterprise. The Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested enterprise may not be used to provide entrusted loans or repay Renminbi loans between non-financial companies As a result, SAFE Circular No. 19 may impose an additional layer of bureaucratic compliance and could, under certain circumstances, limit our ability to transfer the proceeds from our non-RMB denominated borrowing arrangements outside of the PRC to our PRC subsidiaries, which may, absent the requisite approvals from SAFE, adversely affect the continued growth of our business.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries and conversion of such loans or capital contributions into Renminbi. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

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

Dividends Payable by Our PRC Subsidiaries to Their Respective Offshore Investors May Be Subject to PRC Withholding Taxes

Under Chinese tax law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Bermuda, where APWC, the ultimate owner of our PRC subsidiaries and investments, is incorporated, does not have such a tax treaty with China. Hong Kong, where Crown Century Holdings Limited (“CCH HK”), the sole shareholder in Pacific Electric Wire and Cable (Shenzhen) (“PEWS”), is incorporated, has a tax arrangement with China that currently provides for a 10% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, if CCH HK is not considered to be the beneficial owner of the dividends paid to it by PEWS under the tax circulars promulgated in October 2009 and June 2012, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare a dividend or distribution and distribute profits earned after January 1, 2008 to their respective offshore investors in the future, such payments will be subject to withholding tax.

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

Although our reporting currency is U.S. dollars, the functional currency of our Thailand region, which accounted for 42.4% of our sales in 2015, is the Thai Baht. The functional currencies of our ROW region, which accounted for 34.4% of sales in 2015, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 23.2% of our sales in 2015, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”, equity investee with 25% equity owned by APWC, accounting under equity method), and Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), their functional currency is Renminbi, while for CCH HK and PEWS their functional currency is U.S. dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts for the reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

In addition to our operating revenues being generated in local currencies, a portion of our investment assets are denominated in foreign currencies, including the RMB. Accordingly, our investment results will be subject to possible currency rate fluctuations as well as the volatility of overseas capital markets. Our results of operations may be materially impacted by those fluctuations and volatility.

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

Employees’ Unions

Some of the operating subsidiaries of the Company have a large number of employees that are members of employees’ unions. Failure to successfully negotiate and/or renew collective agreements, strikes, or other labor disputes could result in a disruption of our operations. The Company believes that approximately 100% and 99% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective company workers’ unions. Approximately 16% of the employees of Australia Pacific Electric Cables Pty., Ltd. (“APEC”) are members of the Australian Workers’ Union. While the Company has never experienced a strike or other disruption due to labor disputes, the possibility exists that a labor dispute could lead to a disruption of our operations, hindering our ability to serve our customers, and ultimately having a material adverse impact on the Company’s results of operations.

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

Employees and Personnel

If we fail to retain our key employees and attract qualified personnel, our business may be harmed. The loss of any of our executive officers or other key employees, without a properly implemented transition plan, could have an adverse effect on operations. The loss of executive officers or key employees could impair customer relationships and result in the loss of vital industry knowledge, expertise, and experience. There is also a risk of losing key employees to our competitors, which could pose a possible risk of the theft of trade secrets, with competitors then gaining valuable information about our manufacturing process. The Company’s future success depends on its continued ability to attract and retain talented and qualified personnel.

Indebtedness

As of December 31, 2015, the Company had a total of $249.7 million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 14 banks in the various regions/territories in which we operate. Out of total available credit, $148.6 million was unused and available for borrowing. The Company, collectively and on an individual basis, is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged. The weighted average borrowing rate, for all the outstanding loans combined, was 3.29% for 2015, which runs, at this particular point in time, slightly higher than like-kind borrowing rates that might be available to us in the marketplace, i.e., three month LIBOR (data of April 8, 2016) of 0.26% plus 2.5%.

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

As of December 31, 2015, the Company performed impairment testing for SPRC, equity investee with 25% equity owned by APWC, accounting under equity method, as SPRC has been reporting losses in the past few years owing to slower economy growth and a slowdown of the business of its customers in China in recent years. The Company determined that it was not necessary to recognize any impairment loss against SPRC. Nevertheless, the Company cannot offer any assurances that an impairment loss will not incur in the future for various reasons including, but not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our business or a material adverse change in any material relationships with our clients. If we recognize significant impairment charges, our results of operations may be materially and adversely affected.

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

Risks Relating to Thailand Region

A substantial portion of our Thai operations, which accounted for approximately 42.4% of our total net sales in 2015, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy. With the political tension remaining high in Thailand, the continuing political uncertainty and the risk of further social unrest tends to lessen the attractiveness of the local market for foreign investment, and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market.

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

Environmental Liabilities

We are subject to certain environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances used by us. A risk of environmental liability could arise from our manufacturing activities in the event of a release or discharge by us of a hazardous substance. Under certain environmental laws, we could be held responsible for the remediation of any hazardous substance contamination at our facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future liabilities incurred, or expenditures payable, by us that could materially and adversely affect our financial results, cash flows or financial condition.

Alternative Transmission Technologies

Our fiber optic and copper-based telecommunications business is subject to competition from other transmission technologies, principally wireless-based technologies. Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses and minimally in the access cable business. Over the past five years, we have withdrawn entirely from the fiber optics business in China. Wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. While these technologies do present significant competition in the markets in which we conduct or plan to conduct business, the Company believes that demand for its fixed wire products will remain strong. However, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

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

Item 4:      Information on the Company

  4.1       History and Development of the Company

General

Asia Pacific Wire & Cable Corporation Limited was formed on September 19, 1996 as a Bermuda exempted limited liability Company under the Companies Act. The address of the Company’s principal place of business is Room B, 7th Floor, No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, and its telephone number is (886) 2-2712-2558. Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, is the Company’s agent for service of process in the United States.

The Company is principally engaged in the manufacture and distribution of telecommunications (primarily copper, but also fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products (“Manufactured Products”) and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, PEWC, and other third party suppliers. The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers.

Principal Capital Expenditures

Total purchases of property, plant and equipment amounted to $9.5 million in 2013, $6.0 million in 2014 and $7.4 million in 2015, mostly for newly purchased production machinery and equipment for the CTW group in Thailand and for APEC in Australia, as well as for the building improvement at PEWS.

4.1.1	Certain Recent Events

In 2015, in connection with the sale to PEWC of certain Common Shares held by a private equity fund, the Company was able to terminate the amended and restated shareholders agreement dated as of March 27, 2009 (the “Shareholders Agreement”) among the Company, PEWC and the private equity fund. The Company benefited from the termination of the Shareholders Agreement in that the obligation of the Company to maintain an effective registration statement for the two shareholders, and the obligation of the Company to indemnify the private equity fund investor for certain contingent U.S. tax exposures were both terminated. As a result of the transaction, PEWC’s direct and indirect beneficial ownership of our Common Shares increased to approximately 75.4% of the Company’s total issued and outstanding Common Shares.

In 2012, the Company determined to convert its financial accounting principles from US GAAP to IFRS. The Company made this change to align the accounting principles used at its public holding company level with those employed for some years by its principal operating subsidiaries and because of the increasing acceptance and usage of IFRS by foreign private issuers. Accordingly, the financial data contained in this report for the fiscal years ended December 31, 2015, 2014, 2013 and 2012 are reported in accordance with IFRS.

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

On December 17, 2015, the Company announced its financial results for the first nine months of 2015. On August 26, 2015, APWC announced its financial results for the first six months of 2015. On August 13, 2014, the Company announced also that its Board of Directors had authorized the future implementation of a share repurchase program of up to $1 million worth of its Common Shares. APWC did not announce a commencement date for that future share repurchase program and, to date, it has not yet been implemented. In addition, Mr. Yuan Chun Tang, CEO, and Mr. Ivan Hsia, CFO, were authorized to take all actions necessary to organize and implement the Company’s 2015 annual general meeting of shareholders (the “2015 AGM”).

The Company conducted its 2015 AGM in Taipei on October 8, 2015, where all matters put to a vote of the shareholders were approved.

4.1.2	Managing Our Business in Current Market Conditions

In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis. The days of sales outstanding in 2015 were 74 days, a material improvement over our 85 days of sales outstanding in 2014. The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs. The Company has also reduced its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company has focused also on reducing operating costs where practicable. We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity and maintain a strong cash position. As of December 31, 2015, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $148.7 million, a decrease of $19.7 million from that date one year prior. We believe that available and unused amounts of credit are sufficient to support our current working capital needs. The total bank loans and trust receipts outstanding as of December 31, 2015 were $16.2 million lower than that as of December 31, 2014. Trust receipts represent debt incurred by the Company for goods then in its possession.

4.1.3	Recent Business Trends

APWC experienced a 13.7% reduction in overall 2015 revenues against revenue of 2014 and a decrease in gross profit by 35.0% against that of 2014. The Company’s operating profit in 2015 was $(2.6) million. The profit was eroded because of the material decrease in expenditures on major infrastructure development projects in Thailand, which adversely impacted our gross margins in that region. We also faced increased competition in the ROW region as well as the economy slowdown in the North Asia region. The Company's gross margin yielded earnings per share of $(0.59) in 2015, compared to earnings per share of $0.04 in 2014 and $0.42 in 2013.

4.2	Business Overview

The Company is a holding company that operates its business through operating subsidiaries and associates, principally located in Thailand, China, Singapore and Australia.

The following chart shows the organizational structure of the Company as of December 31, 2015 and its principal operating subsidiaries, including affiliate ownerships, and the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses under the company’s name (“S” for Singapore, “T” for Thailand, “A” for Australia and “C” for China or Hong Kong).

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
100%
Sigma-Epan Internatio nal Pte Ltd. (S)
100%
Pacific Electric Wire & Cable (Shenzhen) Co. Ltd. (C)
60%
Siam Fiber Optics Co., Ltd. (T)
100%
Double D Cable Comapny Ltd. (T)
100%
Siam Pacific Electric Wire & Cable Ltd.
100%
Epan Industries Pte. Ltd. (S)
57.8%
31.4%
10.8%
Shanghai Yayang Electric Co.,

Thailand Region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Pacific Optics”)

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2015, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted. In May 2013, rather than producing premium products, a new subsidiary – named “DD” was formed by Charoong Thai in order to produce cable products that were just on par with, or exceeded, national standards in an effort to enhance the competitive position of Charoong Thai.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc (“Ital-Thai”), a third party, which at the time was the largest diversified construction company in Thailand, principally engaging in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand. Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand. Siam Pacific is now a 100%-owned subsidiary of Charoong Thai and it focuses on the manufacture of telecommunications cable, and enameled wire for the domestic Thailand market. As we have reported previously, the Siam Pacific operation suffered significant flooding damage in September and October of 2011 but with support from affiliated companies in Taiwan and in China, Siam Pacific resumed full operations during the course of 2012. During 2014 and 2015, Siam Pacific conducted its operations without any material disruptions.

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

North Asia Region

During 2015, the Company’s China (and North Asia) operations were conducted through five business entities – Shanghai Yayang, CCH HK, PEWS, Ningbo Pacific Cable Co. Ltd. (“Ningbo”) and SPRC. The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a subsidiary in Shanghai incorporated in June 1998 to manufacture enameled wires. The Company’s effective holding in Shanghai Yayang is 66.35%. Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including to local and Taiwanese based end-users. The board consists of six directors, each of whom is either a member of management of Shanghai Yayang who are expatriated from Taiwan or Thai representatives, also expatriated or designated by APWC or PEWC.

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

The Company held a 49% interest in Shandong Huayu Pacific Fiber Optics Communication, Co., Ltd. (“SHP”), which engages in the manufacture of optic fibers. In January 2013, the Company completed the sale of its 49% interest in SHP to its partner, Shandong Pacific Fiber Optics Cable Co. Ltd., which acquired 100% of SHP as of the closing of that sale. Due to a severe downturn in the market for fiber optic cable after SHP was established, the plant intended to be constructed for manufacturing fiber optic cable was not completed and a production date for commencing operations had not been determined. The Company received RMB 9.5 million for its 49% interest in SHP, which yielded a gain for the Company of over $0.2 million in 2013. The management considered disposing of its interest in SHP for some time because this equity investee had been in a loss position for several years and because fiber optic cable in Shandong Province is not an element of the Company’s core business plan.

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

In January 2014, Epan Industries Pte Ltd. (“Epan”), a Singaporean, indirect wholly-owned subsidiary of APWC, was sold to Sigma Cable Company (Private) Limited (“Sigma Cable”), an indirect, 98.3%-owned subsidiary of the Company in Singapore. Currently, Epan is acting as the distributor of Sigma Cable products and those of other third party suppliers.

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

Copper is the principal raw material used by the Company for copper-based products. The Company purchases copper at prices based on the average prevailing international spot market prices on the London Metals Exchange (“LME”) for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are reflected in those selling prices. Most sales of the Company’s Manufactured Products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.

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

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company in Thailand is exported., primarily to customers throughout Southeast Asia. The following table sets forth the Company’s sales revenues for the periods indicated in its three reporting segments – North Asia region, Thailand region and ROW region for its three principal product lines, i.e., Manufactured Products, Distributed Products, and SDI together with their respective percentage share of total sales by reporting segment for such periods.

	For the year ended December 31,
	(figures in US$ are in thousands)
	2015		2014		2013
	$	%	$	%	$	%
Regions:
North Asia	$90,237	23.20%	$114,836	25.40%	$69,347	15.00%
Thailand	165,354	42.40%	166,864	37.00%	175,347	38.10%
ROW	134,041	34.40%	169,627	37.60%	215,982	46.90%
Total Net Sales	$389,632	100.00%	$451,327	100.00%	$460,676	100.00%

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

In Singapore alone, sales of Manufactured Products in 2015 accounted for 37% of the total net sales in Singapore; sales of Distributed Products in 2015 accounted for 54%, the remaining 9% representing SDI project engineering services. SP Power Assets Ltd. has historically been far and away the leading customer for the Company’s SDI services. Sales to the customer are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Power Assets Ltd.

China

The Company produces and sells enameled wire and electronic wire in China. The Company’s China operations are now conducted through five business entities; following the establishment of PEWC Hong Kong, which has continued to act as a distributor of PEWS products following its sale in 2014 to PEWC. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

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

Thailand Region

A substantial portion of the Company’s Thai operations, whose sales accounted for approximately 42.4% of the Company’s net sales in 2015, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market. In 2015, the Company realized $8.8 million in revenues from SDI projects, compared to $21.6 million in 2014 and $18.6 million in 2013. Revenue in Singapore from Distributed Products in 2015 was $52.9 million, compared to $61.0 million in 2014 and $54.8 million in 2013.

The Singapore government has established targets to increase the resident population from the approximately 3.9 million citizens and permanent residents at the end of 2015 to approximately 6 million by the end of 2020. This planned growth in population is expected to result in an increase in demand for residential property and construction. The Company continues to seek ways to increase its business volume in its project engineering business segment.

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

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, PEWS and NPC. The following is a summary of the Company’s material facilities and operations as of December 31, 2015.

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

PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The land and building are pledged to Agricultural Bank of China as security for a $7.6 million bank loan.

NPC is situated in Ing-Chiang Township in Ningbo City in Zhè Jiāng Province, China. NPC manufactures electronic wire in a facility that occupies 44,000 total square meters, with a land use right expiring July, 2044. The factory and the land use right are pledged to a local financial institution to secure a $5.3 million loan.

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

The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. In addition, the availability of insurance in China is limited, and the Company does not have business liability or disruption insurance for our operations in China. The Company believes that it maintains insurance coverage commensurate with the nature of and risks associated with its business. Siam Pacific has insurance coverage which covers fire and theft, but does not provide coverage for flood damage or business interruption, as in Thailand insurance companies are generally unwilling to issue policies covering flood or business interruption.

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

Summarized below are our accounting policies that we believe are important to the presentation of our financial results and also involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.

Fair Value Measurement

The Company measures financial instruments at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

►	In the principal market for the asset or liability, or

►	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset at its highest and best use or by selling it to another market participant that would use the asset at its highest and best use.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

►	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities

►	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

►	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

Initial recognition and measurement

Financial assets within the scope of International Accounting Standard 39 Financial Instruments: Recognition and Measurement (“IAS 39”) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

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

Fair value is the measurement basis for all financial instruments meeting the definition of a derivative. Change in fair value of non-hedged items is recorded in profit and loss.

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder about the following loss events:

►	significant financial difficulty of the issuer or obligor;

►	breach of contract, such as a default or delinquency in interest or principal payments;

►	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that would not otherwise be considered;

►	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

►	the disappearance of an active market for that asset because of financial difficulties (but not simply because the asset is no longer publicly traded); or

►	observable data indicating that there is a measurable decrease in the estimated future cash flows from a Company of financial assets since initial recognition, although the decrease cannot yet be identified with the individual assets in the Company, including:

►	adverse changes in the payment status of borrowers in relation to the Company (e.g. an increased number of delayed payments); or

►	national or local economic conditions that correlate with defaults on the assets in the Company.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

►	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

►	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

►	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

►	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

SDI

The Company’s supply, delivery and installation services are considered as multiple elements arrangements in accordance with International Accounting Standard 18 Revenue. The sale of cables and the installation service are considered as one single arrangement.

Revenue of SDI is accounted for using the percentage-of-completion method, based on the customer certification of the length of cable laid in proportion to the estimated total length of cable under the contracts in accordance with International Accounting Standard 11 Construction Contracts.

When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract shall be made. The recognition of provision for losses shall be in the period in which they become evidenced. On a quarterly basis, the Company should review the budget and forecast whether a loss provision should be recorded.

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

	For the year ended December 31,
	2015	2014	2013
	(in thousands except for percentage)
Net Sales:
North Asia region	$90,237	$114,836	$69,347
Thailand region	165,354	166,864	175,347
ROW region	134,041	169,627	215,982
Total	$389,632	$451,327	$460,676
Gross profit:
North Asia region	$1,888	$4,441	$3,096
Thailand region	9,488	15,882	26,385
ROW region	12,113	16,421	22,335
Total gross profit	$23,489	$36,744	$51,816
Gross profit margin:
North Asia region	2.09%	3.87%	4.47%
Thailand region	5.74%	9.52%	15.05%
ROW region	9.04%	9.68%	10.34%
Total gross profit margin	6.03%	8.14%	11.25%

5.3	Operating Results

The Company is 75.4% owned and controlled by PEWC, a Taiwanese company. The remaining 24.6% of the outstanding Common Shares are publicly-traded in the United States and listed on NASDAQ. Based upon a review of Schedule 13D and 13G filings made with the Commission by shareholders, and a review of the share register maintained by the Company’s transfer agents in Bermuda and the U.S., the Company is not aware that it has any shareholders resident in the jurisdictions where the Company has business operations. While the Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where the Company operates, that impact is not a function of the shareholder base of the Company.

5.3.1	Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

	For the Year Ended December 31,
	2015	2014	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Net sales	$389,632	$451,327	(61,695)	(13.7)
Costs of sales	(366,143)	(414,583)	48,440	11.7
Gross profit	23,489	36,744	(13,267)	(36.1)
Other operating income	1,140	1,135	5	0.4
Selling general & administrative expenses	(26,882)	(29,479)	2,597	8.8
Other operating expenses	(332)	(2,168)	1,836	84.7
Operating profit/(loss)	(2,585)	6,232	(8,817)	(141.5)
Finance cost	(1,547)	(1,697)	150	8.8
Finance income	697	1,167	(470)	(40.3)
Share of loss of an associate	(801)	(338)	(463)	(137.0)
Loss on sale of a subsidiary	—	(178)	178	100.0
Exchange loss	(4,640)	(206)	(4,434)	(2,152.4)
Other income	119	104	15	14.4
Other expenses	(180)	(49)	(131)	(267.3)
Income/(loss) from continuing operations before income taxes	(8,937)	5,035	(13,972)	(277.5)
Income taxes expenses	(661)	(2,274)	1,613	70.9
Net income/(loss)	$(9,598)	$2,761	(12,359)	(447.6)
Net income/(loss) attributable to non-controlling interests	(1,440)	2,189	(3,629)	(165.8)
Net income/(loss) attributable to APWC	(8,158)	572	(8,730)	(1,526.2)

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2015 and 2014.

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

Average copper prices per metric ton decreased by 19.80% from $6,860 in 2014 to $5,502 in 2015 (annual average).

Copper prices indicated in this report are quoted from the LME index. The 2015 and 2014 copper prices were as follows:

		2015	2014
Average LME copper price ($/Ton)	Q1	5,815	7,038
	Q2	6,054	6,787
	Q3	5,251	6,992
	Q4	4,487	6,621
	Year	5,502	6,860

The average copper price in March 2016 on the LME was $5,926 per metric ton.

Net Sales

Total sales in the North Asia region decreased by $24.6 million, or 21.4%, from $114.8 million in 2014 to $90.2 million in 2015. The revenue declined primarily because of the economic slowdown in China, which caused a decrease in the sales volume of our products in that market.

Revenue from the Thailand region decreased by $1.5 million from $166.9 million in 2014 to $165.4 million in 2015, or 0.9%. The decrease was primarily the result of the currency depreciation of the Baht against the U.S. dollar.

Revenue decreased by $35.6 million, or 21.0%, from $169.6 million in 2014 to $134.0 million in 2015 in the ROW region. The decrease was due to both the increased market competition, primarily the competition of the products imported from China, as well as the depreciation of each of the Singapore and Australian dollars against the U.S. dollar.

Gross Profit

Gross profit for 2015 was $23.5 million, representing a decrease of $13.3 million, or 36.0% down compared to $36.7 million in 2014.

The gross profit margin of the North Asia region was down from 3.87% in 2014 to 2.09% in 2015. The Company’s main product in this region is enameled wire. As the technology required to manufacture the product is rather basic and well known, and the manufacturing process is not sophisticated, the Company’s business in the region was adversely affected by greater competition in the local market. In order to maintain the market share without sacrificing the product quality, the Company lowered the selling price to be competitive with the local competitors’ prices. The margin was also eroded because of the drop of the copper price by 19.8%.

The gross margin of the Thailand region was 5.74% in 2015, down from 9.52% in 2014. Our major clients in this region include government entities, private sector participants in the infrastructure sector and agents for governmental entities. The unstable political environment adversely affected Thai government’s spending on infrastructure. The gross margin of the Thailand region was eroded by the decrease in sales to the public sector, from which our subsidiaries in the Thailand region traditionally enjoyed a higher profit margin. In addition, a portion of orders were outsourced to other wire and cable manufacturers as some of our equipment and machinery was shut down temporarily for upgrading to meet the environmental regulations, which caused an increase in our costs.

The gross profit margin of the ROW region decreased from 9.68% in 2014 to 9.04% in 2015. The decrease of the gross margin was primarily due to the competition in each of the Australia and Singapore markets, where the subsidiaries in this region lowered the selling price to compete with similar products imported from China by other competitors.

Operating Profit

Selling, General & Administrative (“SG&A”) expenses were $26.9 million in 2015, decreased by $2.6 million, or 8.8%, from $29.5 million in 2014. The decrease in SG&A was primarily attributable to the decrease in sales-related commissions and remuneration, which resulted from the decrease of government projects. The decrease was also partially attributable to the depreciation of local currencies against the U.S. dollar. For the years ended 2015 and 2014, SG&A expenses accounted for 6.9% and 6.5% of the net sales, respectively.

In addition, other operating expenses decreased by $1.8 million from $2.2 million in 2014 to 0.3 million in 2015. The decrease in other operating expenses was primarily attributable to a $2.2 million provision recorded in 2014 for doubtful accounts.

Finance Income

The finance income was interest earned from bank deposits. Interest income decreased from $1.2 million in 2014 to $0.7 million in 2015 by $0.5 million, or 40.3%, primarily due to tighter cash position in the Thailand region and the depreciation of local currencies against the U.S. dollar.

Share of Loss of an Associate

The increase in the share of loss of an associate by $0.5 million in 2015, as compared to that of 2014, was primarily due to the loss that the Company recognized according to its ownership percentage in SPRC.

Exchange Gain/(Loss)

The exchange rates at December 31, 2015 and 2014 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	As of December 31,
	2015	2014
Foreign currency to US$1:
Thai Baht	36.08	32.90
Singapore $	1.417	1.324
Australian $	1.373	1.224
Chinese RMB	6.478	6.205

Other Expense

Other expenses increased by $0.1 million compared to 2014 primarily due to the write-off of other receivables in 2015.

Income Taxes

Income tax expense was $0.7 million in 2015 compared to $2.3 million in 2014. The change was mainly due to the decrease of the income before income tax.

5.3.2	Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

	For the Year Ended December 31,
	2014	2013	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Net sales	$451,327	$460,676	(9,349)	(2.0)
Costs of sales	(414,583)	(408,860)	(5,723)	(1.3)
Gross profit	36,744	51,816	(15,072)	(29.1)
Other operating income	1,135	1,525	(390)	(25.6)
Selling general & administrative expenses	(29,479)	(34,559)	5,080	14.7
Other operating expenses	(2,168)	(196)	(1,972)	(1,006.1)
Operating profit	6,232	18,586	(12,354)	(66.5)
Finance cost	(1,697)	(1,734)	37	2.1
Finance income	1,167	1,306	(139)	(10.6)
Share of loss of an associate	(338)	(211)	(127)	(60.2)
Gain on disposal of investment	—	232	(232)	(100.0)
Loss on sale of a subsidiary	(178)	—	(178)	(100.0)
Exchange gain (loss)	(206)	(1,245)	1,039	83.5
Other income	104	110	(6)	(5.5)
Other expenses	(49)	(260)	211	81.2
Income from continuing operations before income taxes	5,035	16,784	(11,749)	(70.0)
Income taxes expenses	(2,274)	(5,518)	3,244	58.7
Net income	$2,761	$11,266	(8,505)	(75.5)
Net income attributable to non-controlling interests	2,189	5,419	(3,230)	(59.6)
Net income attributable to APWC	572	5,847	(5,275)	(90.2)

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

Copper prices indicated in this report are quoted from the LME index. The 2014 and 2013 copper prices are as follows:

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

Operating Profit

S SG&A expenses were $29.5 million in 2014, decreased by $5.1 million, or 14.7%, from $34.6 million in 2013. The decrease in SG&A was primarily attributable to the decrease in sales-related commissions and remuneration. The decrease was partially due to the depreciation of the Thai Baht and Australian dollar. For the years ended 2014 and 2013, SG&A expenses accounted for 6.5% and 7.5% of the net sales, respectively.

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

Other operating income decreased by $0.4 million compared to 2013 primarily due to a non-recurring income in 2013.

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

Income Taxes

Income tax expense was $2.3 million in 2014 compared to $5.5 million in 2013. The change was mainly due to the decrease in pre-tax income. The increase in effective tax rate from 32.88% in 2013 to 45.16% in 2014 was owing to the fact that our future tax benefits resulting from loss carry forwards could not be recognized.

5.4	Liquidity and Capital Resources

As of December 31, 2015 we had $51.3 million in cash and cash equivalents, primarily in bank accounts and cash on hand. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our primary financing needs will continue to be focused on the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

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

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $249.7 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2015, the unused portion of the credit lines was approximately $148.6 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts. As of December 31, 2015, the Company had obligations in respect of amounts callable under issued, but undrawn letters of credit totaling $29.7 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the Company’s borrowing.

Net cash provided by operating activities in the year ended December 31, 2015 was $9.2 million, as compared to $8.1 million of net cash provided by operating activities in the year ended December 31, 2014.

In 2014, net cash provided by operations was $8.1 million compared to $20.6 million in 2013. The decrease was primarily the result of a decrease in net income in 2014.

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding as of December 31, 2015 was 74 days, as compared to 85 days as of December 31, 2014. We have in place rigorous policies across the Company that emphasize the importance of continuous focus on collection efforts.

In 2015, cash used in investing activities was $7.3 million compared to $6.3 million in 2014. The increase in net cash used in investing activities was primarily due to the increase in cash used to purchase property, plant and equipment in 2015 comparing to 2014.

In 2014, cash used in investing activities was $6.3 million compared to $5.5 million in 2013. The increase in net cash used in investing activities was primarily due to the proceeds from disposal of available-for-sale financial assets and held-for-sale assets in 2013 which was partially offset by the decrease in cash used to purchase property, plant and equipment in 2014 comparing to 2013.

Net cash used in financing activities was $14.6 million in 2015. In 2015, net cash used in financing activities reflected primarily the repayment of borrowings as the Company managed to reduce the exchange loss caused by the depreciation of local currencies against the U.S. dollar.

Net cash provided by financing activities was $7.7 million in 2014 compared to $19.4 million used in financing activities in 2013. Net cash used in financing activities reflected primarily the repayment of borrowings and proceeds from borrowings.

We engage in various transactions with PEWC, including the purchase of certain raw materials and the distribution of PEWC products, mainly in Singapore. The Composite Services Agreement contains provisions that define our relationship and the conduct of our respective businesses and confer certain preferential benefits on us. Under the Composite Services Agreement, the material terms of which are summarized in the “Material Contracts” section, there are no obligations binding on the Company in favor of PEWC, nor are there any pre-established purchase commitments for copper. As such, the Composite Services Agreement should not impact cash flows or liquidity until such time as actual purchases are made in the ordinary course of business such as for the purchase of raw materials. The Composite Service Agreement may, however, impact operations to the extent that PEWC is not able to fulfill its obligations, such as supplying copper, and copper is not otherwise readily available on comparable terms from other market sources. Cash generated by operations and borrowings, when needed, from our credit facilities have been the primary sources of funding purchases under the Composite Services Agreement, and we believe these sources will continue to provide sufficient funds for future purchases under this agreement.

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

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•	Uncertainty arising from the volatility in the cost of copper, our principal raw material. In 2015, the copper price went down from $6,860 (yearly average for 2014) per metric ton to $5,502 per metric ton (yearly average for 2015). Under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.
•	Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private investments in communications, power and industrial projects and programs that utilize our products. We are not an end-user of our products and, therefore, we depend upon the requirements of our customers to generate sales.

See “Quantitative and Qualitative Disclosures About Market Risk.”

5.7	Off-Balance Sheet Arrangements

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

5.8	Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2015:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Bank loans and overdrafts	$37,701	$37,701	$–	$–	$–
Finance lease obligations (principal amount only)	79	25	43	11	–
Finance charges on finance lease obligations	6	3	2	1	–
Operating lease obligations	3,651	876	908	330	1,537
Capital commitment relating to installation of equipment and acquisition of machinery	2,329	2,329	–	–	–
Capital commitment relating to repair and maintenance consulting service	62	62	–	–	–
Purchase obligations for copper cathodes	171,015	171,015	–	–	–
	$214,843	$212,011	$953	$342	$1,537

The contractual obligation for the purchase of coper cathodes disclosed in the table above was the minimum purchase commitment. For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18: “Financial Statements.”

Item 6:	Directors, Senior Management and Employees

6.1	Directors and Senior Management

There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2015, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at the Company’s most recent annual general meeting of shareholders (the“2015 AGM”) held on October 8, 2015, the shareholders determined that the minimum number of directors shall be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of the Company. All directors are subject to annual election by the shareholders of the Company. Each of the directors was reelected at the Company’s 2015 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Appleby Services (Bermuda) Ltd.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director and Non-Executive Chairman of the Board
Fang Hsiung Cheng	May 31, 1942	Director
Alex Erskine	September 7, 1963	Resident Secretary in Bermuda
Daphne Hsu	August 12, 1962	Financial Controller
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Alex Chen	December 30, 1957	Director
David Sun	December 22, 1953	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
William Gong Wei	October 31, 1961	Chief Operating Officer
Ivan Hsia	August 14, 1973	Chief Financial Officer

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

Mr. Alex Chen has been appointed as Chief Marketing Officer effective July 1, 2015. Mr. Chen was first assigned to PEWC as Engineer, Assistant to General Manager, and later Manager of Quality Assurance Department from 1983 to 2008. He was appointed as Managing Director of Siam Pacific Electric Wire & Cable Co. Ltd. in Thailand from 2008 to 2015. Mr. Chen also serves as Vice President and General Division Manager of the General Sales Division of PEWC, and as a Director of the Taiwan Electric Research & Testing Center.

Mr. David Sun has been a member of the Company’s Board of Directors since 2007. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Cable Public Company Limited.

Mr. Yuan Chun Tang has been a member of the Company’s Board of Directors since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as the Company’s Chairman from 2005 to 2009. He has also served as Chairman of PEWC since 2004 and has been the Director of Pacific Construction Corp. Ltd since 2002. Mr. Yuan served as the Director of the Taiwan Co-generation Corp. from 2005 to 2008. Mr. Yuan has also been the Chairman of the Taiwan Electric Wire & Cable Industries Association since 2004. He has served as the Supervisor to the Taipei Importers/Exporters Association as well as the Director of Chinese National Federation of Industries in Taiwan since 1998 and 2004, respectively.

Mr. William Gong Wei has been appointed Chief Operating Officer effective April 1, 2013. He was first assigned to Charoong Thai Wire and Cable Pte. Co. Ltd. as Engineer, Assistant Plant Manager, and later consultant to the high voltage cable division from 1991 to 2000. Thereafter, Mr. Gong Wei left Charoong Thai to pursue other professional activities until he rejoined the Company in 2009. In April 2009 he was appointed as General Manager of Sigma Cable in Singapore. Mr. Gong Wei holds a master’s degree from the Asian Institute of Technology in Bangkok, Thailand.

Mr. Ivan Hsia was appointed as Chief Financial Officer effective August 1, 2013. Mr. Hsia previously served as the Deputy CFO of the Company. Prior to that, he served as the Senior Internal Audit Manager of the Company. Before joining APWC, Mr. Hsia was the head of internal audit at Newegg.com in Los Angeles, CA, USA.

The Company’s Common Shares are traded on the Global Markets tier of NASDAQ. Notwithstanding that, the Board of Directors is not composed of a majority of independent directors. The Company is relying upon the “controlled company exemption” that is available to issuers under the rules of NASDAQ. In effect, the “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. PEWC owns and controls, directly or indirectly, 75.4% of the issued and outstanding Common Shares of the Company.

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

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2015 was approximately $2.2 million. As of March 31, 2016, our directors and executive officers beneficially owned approximately 103,000 Common Shares representing approximately 0.7% of the issued and outstanding Common Shares. The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws applicable to the Company.

In 2015, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of the Company or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board of Directors or any of its committees.

No funds or provisions have been set aside for providing compensation to directors or management except for government mandated programs.

6.5	Employees

The Company employed a total of 1,409 employees as of December 31, 2015, of which about 18.2% were administrative and management personnel.  Approximately 56.9% of employees were located in the Thailand region, 27.6% in the North Asia region and 15.5% in the ROW region. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

The Company offers a range of employee benefits, which it believes are comparable to industry practice in its local markets. Such benefits include performance-based pay incentives, medical benefits, vacation, pension, housing for a small number of workers in Singapore and in Thailand, and a small housing supplement to other workers. The Company also provides training programs for its personnel designated to improve worker productivity and occupational safety.

Presently, there is no group bonus, profit-sharing or stock option plan. However, some of the Company’s subsidiaries have bonus or profit-sharing plans based on individual performance and the profitability of the particular subsidiary for the fiscal year, which plans are generally in accordance with the industry practice and market conditions in the respective countries.

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore. Contributions to the plans are made on an annual basis and totaled $1.2 million in 2015. Additionally, the Company has several defined benefit plans in accordance with Thailand labor law. In its Thai subsidiaries, the Company must pay a retiring employee from one to twenty-nine times such employee’s salary rate during his or her final month, depending on the length of service. During 2015, the Company’s total expenses under this labor law were $0.6 million. These plans are not funded and the amount is recognized and included in Employee Benefit Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $6.3 million as at December 31, 2015.

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

On March 27, 2009, PEWC acquired 1,410,739 Common Shares of the Company from a special purpose investment vehicle of a U.S. based private equity fund investor (the “PE Investor”), which amount represented 51% of the Common Shares then held indirectly by the PE Investor. Following that transaction, PEWC and the PE Investor held 65.6% and 9.8% of the issued and outstanding Common Shares of the Company, respectively. Pursuant to a 2012 Share Buy-back Plan, the Company re-purchased 9,300 Common Shares, which are now held by the Company and booked as treasury shares. In a subsequent private transaction in June 2013, the Company repurchased a further 1,800 Common Shares, such that a total of 11,100 Common Shares are now issued but not outstanding and are booked as treasury shares. On August 21, 2015, PEWC and Moon View Ventures Limited, a BVI company and wholly-owned subsidiary of PEWC, acquired 1,355,415 Common Shares that were held indirectly by the PE Investor. In connection with the sale of those Common Shares, the parties terminated the Amended and Restated Shareholders’ Agreement, which benefited the Company by reason of the elimination of certain U.S. tax indemnification obligations of the Company (and PEWC) in favor of the PE Investor, and the termination of the Company’s obligation to maintain effective a shelf registration statement on Form F-3, covering the Common Shares held by the PE Investor. The remaining approximately 24.6% of the issued and outstanding Common Shares are publicly traded in the U.S. on the NASDAQ Global Markets tier.

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2016 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

	Number of	Percent of
Identity of Person or Group	Shares	Class
Pacific Electric Wire & Cable Co., Ltd.(1)	10,430,769	75.417%
Directors and Officers of the Company	102,954	0.744%

(1)	PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly-owned subsidiary, Moon View Ventures Limited, a BVI company, which beneficially owns 8,363,363 Common Shares, and as a result of PEWC’s control of its indirect wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 656,667 Common Shares.

The Company has 6,166,154 Common Shares that are registered securities, of which 3,388,900 Common Shares are publicly-traded on the NASDAQ Global Markets tier, which represents approximately 24.6% of the issued and outstanding Common Shares. With regard to the remaining 2,777,254 registered securities, 2,766,154 Common Shares, are held by PEWC and its subsidiaries, and 11,100 Common Shares are held by the Company in treasury, and all of those shares are subject to trading restrictions under Rule 144 promulgated under the Securities Act. Other than the approximately 103,000 Common Shares held by directors or officers who are not resident in the United States and the 2,766,154 registered securities held indirectly by PEWC, the Company believes that substantially all of its registered securities are held by U.S. residents (other than the 11,100 Common Shares held by the Company in treasury). The Company has no means to definitively confirm that belief; however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders. Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), the Company believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.

7.2	Related Party Transactions

The Company incurs ordinary course trade payables with PEWC in connection with copper purchases under the Composite Services Agreement and the sale by the Company of Distributed Products that are manufactured by PEWC.

As of December 31, 2015 the Company, including its subsidiaries, had a net principal balance outstanding of $6.4 million borrowed from PEWC and subsidiaries of PEWC. This short-term indebtedness is payable on a demand basis and does not accrue interest.

The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least no less favorable than terms available in arms-length transactions with unaffiliated parties.

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Thailand and Shanghai. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was approximately $241 thousand as of December 31, 2015.

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on the quoted copper price on LME plus a certain premium.

Additional details regarding related party balances as of December 31, 2015 and related party transactions, including copper purchases from PEWC, are disclosed in our audited consolidated financial statements in Item 18: Financial Statements.

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

To date, the Company, a Bermuda company formed in 1996, has not paid any dividends. While the Company has no present intention to pay dividends, should it decide in the future to do so, as a holding company, the Company’s ability to pay dividends, as well as to meet its other obligations, will depend upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments. The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company. Those restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

8.3	Significant Changes

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2015 that have not been described herein.

Item 9:	The Offer and Listing

9.1	Historical Trading Information

The high and low market prices for Common Shares on the over-the-counter bulletin board (the “OTC BB”) (from April 2008 until April 2011), and on the NASDAQ since April 29, 2011, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:
2011	7.05	1.92
2012	3.99	2.25
2013	4.34	3.00
2014	3.38	2.27
2015	2.60	1.27

Two most recent full financial years:
2014
First quarter	3.38	2.73
Second quarter	2.80	2.46
Third quarter	2.78	2.27
Fourth quarter	2.61	2.49
2015
First quarter	3.38	2.76
Second quarter	2.80	2.46
Third quarter	2.78	2.27
Fourth quarter	2.61	2.49
2016
First quarter	1.66	1.20

Most recent six months:
October 2015	1.88	1.37
November 2015	1.97	1.80
December 2015	1.93	1.50
January 2016	1.66	1.20
February 2016	1.66	1.28
March 2016	1.85	1.54

9.2	Markets

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

As of December 31, 2015 and as of the date of the filing of this Annual Report, the Company has an authorized share capital of 50,000,000 Common Shares, par value $0.01 per share. During 2012, the Company repurchased 1,900 Common Shares. On December 31, 2012 there were 13,830,769 Common Shares issued and 13,828,869 Common Shares outstanding. During 2013, the Company repurchased a further 7,400 Common Shares, for a total of 9,300 Common Shares that were repurchased under the Company’s Share Buy-back Plan during 2012 and 2013, until the Company suspended the Share Buy-back Plan effective as of April 25, 2013. Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked as treasury shares and are classified as issued but not outstanding. No Common Shares have been purchased by or on behalf of the Company under the share buy-back program that was announced by the Company in 2014, but not yet implemented. As of December 31, 2015, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued and 13,819,669 Common Shares issued outstanding. No capital of the Company is under option or agreed conditionally or unconditionally to be put under option. The Company does not have any classes of capital stock other than its Common Shares.

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

In August 2014, the Company announced that the Board of Directors had authorized a further share buy-back plan of up to $1 million in Common Shares. The Company has not determined a commencement date for that further buy-back plan, which will depend upon a number of factors including the trading price of the Common Shares and general market conditions.

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

Our authorized share capital as of December 31, 2015 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2015, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued of which 13,819,669 Common Shares are outstanding and eligible to vote. There are 11,100 Common Shares that are issued (but not outstanding and not currently eligible to vote) and held as treasury shares by the Company.

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

Under Bermuda law and as authorized by the Company’s memorandum of association, we may purchase our own Common Shares out of the capital paid up on the Common Shares in question or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Common Shares made for the purposes of the purchase. We may not purchase our Common Shares if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote. At the Annual General Meeting held on October 8, 2015, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint and remove their own alternates. At the Annual General Meeting held on October 8, 2015, the shareholders approved the reservation of one directorship as a casual vacancy.

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

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement” or“CSA”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. In 2015 there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2014 and 2015, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $(4.3) million and $(9.7) million, respectively.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2015. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not recur.

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation and for the reasons stated in the management’s report on internal control over financial reporting below, our management concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 (the“Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date.

In 2014, our independent registered public accounting firm identified a material weakness in the financial statement closing process. Deficiencies were noted in our controls over complex and non-routine transactions in our financial statement closing process. These deficiencies were attributable to the lack of experience and knowledge of our accounting personnel at the subsidiary in relevant financial accounting and reporting requirements for financial instruments as well as the lack of oversight by senior management. The aggregate effect of these deficiencies represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2014.

To remediate the material weakness identified in 2014, we have undertaken the following measures in 2015 to improve our internal controls in the financial statement closing process:

1)	A new policy titled Regulations Governing the Acquisition and Disposal of Assets was implemented in 2015. The policy stipulates the procedures the Company should follow for dealing with the acquisition and disposal of assets including financial derivatives.

2)	Strengthened the communication with each subsidiary, with a focus on the identification and accounting of financial derivatives transactions and to make clear the required approval process before entering into a derivatives transaction with a financial institution.

3)	A review process was implemented for any relevant credit reports to ensure all off balance sheet financial derivatives transactions entered into with a financial institution have been captured by the Company.

4)	The Company implemented a new accounting system to replace the manual consolidation process. The system will help to accelerate the financial closing process and reduce human error when preparing the Company’s consolidated financial statements.

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

During 2010 and until April 29, 2011, the Common Shares of the Company were traded on the over-the-counter bulletin board (“OTCBB”). As of April 29, 2011, the Common Shares of the Company began trading on NASDAQ. While the Company’s Common Shares were traded on the OTCBB, the Company was not required to have an audit committee that met the requirements of, nor was it required to have an audit committee financial expert as contemplated by, Regulation 10A-3 under the Exchange Act. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act. For all of 2014 and 2015, our audit committee has consisted of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Company’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B.	Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2015 and 2014 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.7 million and $0.8 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2015 and 2014 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $98 thousand and $95 thousand, respectively.

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

On August 17, 2015, PEWC and its wholly-owned BVI subsidiary, Moon View Ventures Limited (“MVV” and collectively with PEWC, the “Purchasers”) acquired from MSD Credit Opportunity Master Fund, L.P., a Cayman Islands partnership (“MSDC”), a total of 1,355,415 Common Shares (the “Purchased Shares”) pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) among the parties thereto. The Purchased Shares were recorded in the name of, and are beneficially held by, MVV. Other than the transaction consummated pursuant to the Stock Purchase Agreement during 2015, neither the Company nor an “affiliated purchaser” engaged in any purchase of Common Shares or any other securities of the Company.

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

See pages F-1 – F-80.

Item 19:	Exhibits

19.1	Index to Audited Financial Statements
Reports of independent registered accounting firms
Consolidated income statements for the years ended December 31, 2015 and 2014
Consolidated statements of comprehensive income for the years ended December 31, 2015 and 2014
Consolidated balance sheets as of December 31, 2015, December 31, 2014 and December 31, 2013
Consolidated statements of shareholder´s equity for the years ended December 31, 2015 and 2014
Consolidated statements of cash flows for the years ended December 31, 2015 and 2014
Notes to consolidated financial statements

19.2	Index to Exhibits
1.1	Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).
1.2	Third Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 3.2 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012).
4.1	Amended and Restated Shareholders’ Agreement dated March 27, 2009 (incorporated by reference to Exhibit 3.4 of the Company’s Post-Effective Amendment No. 1 to Form F-1 filed with the Securities and Exchange Commission on April 2, 2009).
4.2	Shareholders’ Agreement Joinder dated as of July 1, 2011(incorporated by reference to Exhibit 3.5 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).
4.3	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).
4.4	Amended and Restated summaries of Joint Venture Agreements (incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2013).

4.5	Loan Facility Agreement between Crown Century Holdings Limited and Bangkok Bank Public Company Limited dated March 17, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).
4.6	Rule 10b5-1 Issuer Purchase Plan (incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2013).
4.7	Stock Purchase Agreement dated as of August 17, 2015, by and between Pacific Electric Wire & Cable Co. Ltd., Moon View Ventures Limited and MSD Credit Opportunity Master Fund, L.P. (filed herewith).
8	List of significant subsidiaries (see Note 1 to the consolidated financial statements).
11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).
12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).
15(a)	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
April 30, 2016	/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2015 and 2014

Years ended December 31, 2015, 2014 and 2013

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited (the “Company”) as of December 31, 2015 and 2014, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asia Pacific Wire & Cable Corporation Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Taipei, Taiwan

April 30, 2016

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2015, 2014 and 2013

		2015	2014	2013
	Note	US$’000	US$’000	US$’000

Sales of goods / services	3.14	389,632	451,327	460,676

Cost of sales	7,13	(366,143)	(414,583)	(408,860)

Gross profit		23,489	36,744	51,816

Other operating income	7	1,140	1,135	1,525
Selling, general and administrative expenses	7	(26,882)	(29,479)	(34,559)
Other operating expenses	7	(332)	(2,168)	(196)

Operating profit/(loss)		(2,585)	6,232	18,586

Finance costs	7	(1,547)	(1,697)	(1,734)
Finance income	7	697	1,167	1,306
Share of loss of associates	19	(801)	(338)	(211)
Gain on disposal of investment – held for sale		-	-	232
Loss on disposal of a subsidiary		-	(178)	-
Exchange loss		(4,640)	(206)	(1,245)
Other income	7	119	104	110
Other expense	7	(180)	(49)	(260)

Profit/(Loss) before tax		(8,937)	5,035	16,784

Income tax expense	8	(661)	(2,274)	(5,518)

Profit/(Loss) for the year		(9,598)	2,761	11,266

Attributable to:
Equity holders of the parent		(8,158)	572	5,847
Non-controlling interests		(1,440)	2,189	5,419

		(9,598)	2,761	11,266

Earnings per share
► Basic and diluted profit/(loss) for the year attributable to equity holders of the parent	9	$(0.59)	$0.04	$0.42

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2015, 2014 and 2013

		2015	2014	2013
	Note	US$’000	US$’000	US$’000

Profit/(Loss) for the year		(9,598)	2,761	11,266
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	22	(15,847)	(4,521)	(15,418)

Net gain/(loss) on available-for-sale financial assets		444	(713)	(1,338)
Income tax effect	8	99	214	402

	22	543	(499)	(936)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:

Re-measuring losses on defined benefit plans	21	(154)	(712)	(51)
Income tax effect	8	(52)	213	15

Defined benefit pension plan, net of tax	22	(206)	(499)	(36)

Other comprehensive loss for the year, net of tax		(15,510)	(5,519)	(16,390)

Total comprehensive loss for the year, net of tax		(25,108)	(2,758)	(5,124)

Attributable to:
Equity holders of the parent		(17,702)	(4,216)	(5,822)
Non-controlling interests		(7,406)	1,458	698

		(25,108)	(2,758)	(5,124)

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2015	2014
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	51,303	68,863
Other current financial assets – at fair value through profit or loss	11	19	-
Trade receivables	12	69,991	88,194
Other receivables	12	17,563	23,024
Due from related parties	23	18,180	24,711
Inventories	13	83,137	107,408
Gross amounts due from customers for contract work-in-progress	14	1,071	1,931
Prepayments		2,258	1,279
Assets classified as held for sale	15	224	-
Other current assets		3,776	2,582

		247,522	317,992
Non-current assets
Other non-current financial assets – available for sale	11,25	2,862	2,479
Other non-current financial assets – held to maturity	11	306	336
Property, plant and equipment	15	45,898	47,929
Prepaid land lease payments	16	1,737	1,859
Investment properties	17,25	667	757
Intangible assets	18	93	110
Investments in associates	19	1,633	2,571
Other non-current assets		203	88
Deferred tax assets	8	4,481	4,551

		57,880	60,680

Total assets		305,402	378,672

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2015	2014
	Note	US$’000	US$’000
Current liabilities
Interest-bearing loans and borrowings	11	37,701	53,863
Trade and other payables	20	31,690	36,467
Due to related parties	23	8,547	22,208
Due to immediate holding company	23	1,537	1,537
Accruals		10,527	12,060
Current tax liabilities	8	6,031	7,752
Employee benefit liability	21	446	665
Financial lease liabilities	24	22	31
Provisions for employee benefit	21	442	413
Onerous contracts provisions	3.14	79	41
Dividend payable		417	428
Other current liabilities		5,130	12,994

		102,569	148,459

Non-current liabilities
Employee benefit liability	21	5,859	6,073
Financial lease liabilities	24	51	38
Provisions for employee benefit	21	116	171
Other non-current liabilities		5	-
Deferred tax liabilities	8	2,734	2,720
		8,765	9,002
Total liabilities		111,334	157,461

Equity	22
Issued capital		138	138
Additional paid-in capital		110,608	110,608
Treasury shares		(38)	(38)
Retained earnings		44,180	52,338
Other components of equity		(19,558)	(10,014)

Equity attributable to equity holders of the parent		135,330	153,032
Non-controlling interests	6	58,738	68,179

Total equity		194,068	221,211

Total liabilities and equity		305,402	378,672

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2014 and 2013

	Attributable to the equity holders of the parent
	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Actuarial losses on defined benefit plans	Available- for-sale reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2013	138	110,608	(6)	45,919	(54)	1,402	5,095	163,102	74,058	237,160
Purchase of treasury shares	-	-	(32)	-	-	-	-	(32)	-	(32)
Net income	-	-	-	5,847	-	-	-	5,847	5,419	11,266
Other comprehensive loss	-	-	-	-	(19)	(476)	(11,174)	(11,669)	(4,721)	(16,390)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(3,877)	(3,877)

Balance at December 31, 2013	138	110,608	(38)	51,766	(73)	926	(6,079)	157,248	70,879	228,127
Net income	-	-	-	572	-	-	-	572	2,189	2,761
Other comprehensive loss	-	-	-	-	(254)	(254)	(4,280)	(4,788)	(731)	(5,519)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(4,158)	(4,158)

Balance at December 31, 2014	138	110,608	(38)	52,338	(327)	672	(10,359)	153,032	68,179	221,211
Net loss	-	-	-	(8,158)	-	-	-	(8,158)	(1,440)	(9,598)
Other comprehensive loss	-	-	-	-	(109)	277	(9,712)	(9,544)	(5,966)	(15,510)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(2,035)	(2,035)

Balance at December 31, 2015	138	110,608	(38)	44,180	(436)	949	(20,071)	135,330	58,738	194,068

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	US$’000	US$’000	US$’000
Operating activities:
Profit/(Loss) before tax	(8,937)	5,035	16,784
Adjustments to reconcile profit/(loss) before tax to net
cash provided by operating activities:
Depreciation	5,598	6,015	5,590
Reversal of impairment loss of investment properties	(12)	(26)	(68)
Amortization of prepaid land lease payments	59	59	59
Gain on disposal of investment property	(32)	-	-
Amortization of intangible assets	36	31	69
Gain on disposal of property, plant and equipment	(41)	(63)	(113)
Gain on disposal of investment - held for sale	-	-	(232)
Loss on disposal of a subsidiary	-	178	-
Noncash other income	-	-	(324)
Adjustment for gain on fair value of derivatives	(20)	-	-
Dividend income	(99)	(104)	(110)
Finance income	(697)	(1,167)	(1,306)
Finance costs	1,547	1,697	1,734
Share of loss of associates	801	338	211
Impairment for trade receivables	332	2,151	196
Impairment (reversal of impairment) for trade receivables for related parties	(16)	17	-
Impairment (write-back of impairment) of inventories	1,481	2,394	(1,046)
Unrealized foreign exchange difference, net	1,430	405	687
Changes in operating assets and liabilities
Trade and other receivable, net	15,660	7,589	2,999
Inventories	16,020	(15,521)	(5,350)
Prepayment and other current assets	(2,317)	(1,788)	877
Amounts due to/from related parties	(7,589)	4,305	1,696
Other non-current assets	(124)	363	349
Trade and other payables, accruals, other current liabilities and other non-current liabilities	(10,545)	178	3,704
Cash flows provided by operating activities	12,535	12,086	26,406
Dividend received	99	104	110
Interest received	688	1,249	1,334
Interest paid	(1,371)	(699)	(1,420)
Income tax paid	(2,747)	(4,598)	(5,818)
Net cash provided by operating activities	9,204	8,142	20,612
Investing activities:
Proceeds from disposal of available-for-sale financial assets	-	-	2,378
Purchases of property, plant and equipment	(7,417)	(5,951)	(9,494)
Purchases of intangible assets	(27)	(39)	(15)
Proceeds from disposal of held for sale assets	-	-	1,512
Net cash outflow on disposal of subsidiaries	-	(327)	-
Proceeds from disposal of property, plant and equipment	70	65	157
Proceeds from disposal of investment property	53	-	-
Net cash used in investing activities	(7,321)	(6,252)	(5,462)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	(2,035)	(4,158)	(3,877)
Repayments of borrowings	(41,553)	(14,535)	(40,818)
Proceeds from borrowings	28,986	26,392	25,521
Share buy-back	-	-	(32)
Change in financial lease liabilities	(31)	(41)	(165)
Net cash provided by (used in) financing activities	(14,633)	7,658	(19,371)
Effect of exchange rate changes on cash and cash equivalents	(4,810)	(3,194)	(6,086)
Net increase (decrease) in cash and cash equivalents	(17,560)	6,354	(10,307)
Cash and cash equivalents at beginning of year	68,863	62,509	72,816
Cash and cash equivalents at end of year	51,303	68,863	62,509

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

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

Since 1997, the Company has been a U.S. public company with its common shares registered with the Securities and Exchange Commission (the “SEC” or the “Commission”). On April 29, 2011, the Company’s common shares commenced trading on NASDAQ Capital Market tier.

On February 15, 2013, the Company’s common shares started trading on the NASDAQ Global Market tier.

In 2007, a U.S. private equity firm (the “PE Investor”) acquired, indirectly through a special purpose investment vehicle, 20% of the issued and outstanding common shares from a foreign private equity firm. In 2009, the PE Investor caused a sale of a portion of its indirect ownership interest in the Company such that the PE Investor then held indirectly, on a post-sale basis, 9.8% of the issued and outstanding common shares of the Company.

On August 17, 2015, the PE Investor caused its special investment vehicle to sell its remaining 9.8% of the issued and outstanding shares of the Company to PEWC. PEWC is currently holding 75.4% of the equity of the Company. As of December 31, 2015, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between PEWC and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Share Capital

On September 8, 2008, the Company’s shareholders approved an increase to the authorized share capital from 20,000,000 common shares, par value $0.01 per share, to 50,000,000 common shares, par value $0.01 per share.

Share Capital Repurchase Program

The Company’s board of directors authorized a share capital repurchase program for its common shares on August 28, 2012, up to $2 million worth of its common shares over the next twelve months. During 2012 and 2013, the Company repurchased 11,100 shares with total considerations of $38 until the Company suspended the share capital repurchase program as of June 30, 2013. The Company records the value of its common shares held in the treasury at cost.

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

The financial statements for the year ended December 31, 2013 were the first the Company has prepared in accordance with IFRS as issued by IASB.

The financial statements have been prepared on a historical basis except where otherwise disclosed in the accounting policies. The consolidated financial statements are presented in U.S. Dollars and all values are rounded to the nearest thousand (US$’000), except when otherwise indicated.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2015 and 2014, and the results of operations of the Company and all subsidiaries for the years ended December 31, 2015, 2014 and 2013.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

►	Derecognizes the assets (including goodwill) and liabilities of the subsidiary
►	Derecognizes the carrying amount of any non-controlling interest
►	Derecognizes the cumulative transaction differences recorded in equity
►	Recognizes the fair value of the consideration received
►	Recognizes the fair value of any investment retained
►	Recognizes any surplus or deficit in profit or loss
►	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liability.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)

2.2	Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
	As of December 31,
Place of incorporation and operations	2015	2014
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Sigma-Epan International Pte Ltd. (“Sigma-Epan”) (under liquidation)	100%	100%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
Malaysia
Sigma-Epan Malaysia Sdn. Bhd. (under liquidation)	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	100%	100%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	66.35%	66.35%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	100%	100%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	100%	100%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	99.40%	99.40%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)

2.2	Basis of consolidation (continued)

	Percentage of equity interest
	As of December 31,
Place of incorporation and operations	2015	2014
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co. Ltd.	50.89%	50.89%
Siam Fiber Optics Co. Ltd.	30.56%	30.56%

* Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

Changes in ownerships in subsidiaries during the years ended December 31, 2015 and 2014 included the following:

(a)	On January 13, 2014, Sigma-Epan sold its 100% interest in the Epan Industries to Sigma Cable for a total cash consideration of S$1. APWC effective interest in Epan Industries decreased from 100% to 98.30%.

Sigma-Epan has gone into voluntary liquidation process after disposal of Epan Industries.

(b)	On August 5, 2014, CCH (HK) sold its 100% interest of Pacific Electric Wire & Cable (Hong Kong) Limited (“PEWC (HK)”) to Dragon Conqueror Ltd. (a PEWC subsidiary) for a total consideration of US$220,154. PEWC (HK) became an affiliated company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Current versus non-current classification

The Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset as current when it is:

►	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
►	Held primarily for the purpose of trading;
►	Expected to be realized within twelve months after the reporting period; or
►	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

►	It is expected to be settled in a normal operating cycle;
►	It is held primarily for the purpose of trading;
►	It is due to be settled within twelve months after the reporting period; or
►	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.2	Operating profit

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

►	In the principal market for the asset or liability, or
►	In the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

►	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
►	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
►	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3	Fair value measurement (continued)

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

If these conditions are not met, no provision shall be recognized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.6	Property, Plant and Equipment (continued)

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

► Buildings	20-30 years
► Building improvement	5-20 years
► Machinery and equipment	5-15 years
► Motor vehicles	3-10 years
► Office equipment	3-10 years

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

A qualifying asset is an asset that necessarily takes a substantial period to get ready for its intended use or sale.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Borrowing costs include:

►	interest expense calculated using the effective interest method;
►	finance charges in respect of finance leases; and
►	exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Exchange differences are generally regarded as borrowing costs only to the extent that the combined borrowing costs, including exchange differences, approximate the amount of borrowing costs on functional currency equivalent borrowings.

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

► The rights to receive cash flows from the asset have expired, or

► The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder about the following loss events:

►	significant financial difficulty of the issuer or obligor;
►	breach of contract, such as a default or delinquency in interest or principal payments;
►	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that would not otherwise be considered;
►	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;
►	the disappearance of an active market for that asset because of financial difficulties (but not simply because the asset is no longer publicly traded ; or
►	observable data indicating that there is a measurable decrease in the estimated future cash flows from a Company of financial assets since initial recognition, although the decrease cannot yet be identified with the individual assets in the Company, including:
●	adverse changes in the payment status of borrowers in the Company (e.g. an increased number of delayed payments); or
●	national or local economic conditions that correlate with defaults on the assets in the Company.

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

Available for sale financial assets (continued)

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

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

► Using recent arm’s length market transactions

► Reference to the current fair value of another instrument that is substantially the same

► A discounted cash flow analysis or other valuation models

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

►	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
►	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

►	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
►	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

The Company has contracts to supply products that cost more to produce than originally determined in the contracts due to a rise in raw material costs. The Company established the unavoidable costs of meeting the obligations under the contract as a liability for the contractual responsibilities. The liability has been calculated based on the difference between the copper price on the London Metal Exchange (the “LME”) at reporting date and the prices determined in the contracts. As of December 31, 2015 and 2014 the amount of onerous contracts were $79 and $41, respectively.

Bill and hold transaction

For a 'bill and hold' sales transaction, where delivery is delayed at the buyer's request, but the buyer takes title and accepts billing, the Company’s policy is not to recognize revenue until the delivery is made.

Payment received on the revenue of undelivered goods under bill and hold arrangements are recorded on the balance sheet as other current liabilities, as of December 31, 2015 and 2014 amounted to $3,677 and $11,202, respectively.

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

As of December 31, 2015, the Company has $15,110 (2014: $7,730) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $892 (2014: $40) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $3,327 (2014: $2,815; 2013: $1,566). Further details on taxes are disclosed in Note 8.

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

IFRS 15 Revenue from contracts with customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. IFRS 15 also includes guidance on the presentation of contract balances, this is, assets and liabilities arising from contracts with customers, depending on the relationship between the entity’s performance and the customer’s payment. In addition, the new standard requires a set of quantitative and qualitative disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. IFRS 15 supersedes IAS 11, Construction Contracts and IAS 18, Revenue as well as related interpretations. On September 11, 2015, the IASB issued an amendment formalizing the deferral of the effective date by one year to January 1, 2018. Earlier application is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

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

IFRS 16 Lease

In January 2016, IASB issued IFRS 16 Leases which will replace IAS 17 Leases. The new standard specifies how to recognize, measure, present and disclose leases. The standard provides for a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting will still use the dual classification approach to classify each lease as an operating lease or a finance lease. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted if IFRS 15 is also applied. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Disclosure Initiative – Amendment to IAS 7

In January 2016, IASB issued the amendments to IAS 7, Statement of Cash Flows. The amendments relate to changes in liabilities arising from financial activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the annual period. The amendment is effective for annual periods beginning on or after January 1 2017 and is expected to increase the disclosures for the consolidated financial statements.

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

					Corporate expense
					adjustments
Year ended December 31, 2015	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	90,237	165,354	134,041	389,632	-	389,632
Inter-segment	2,381	1,502	-	3,883	(3,883)	-
Segment net loss	(2,364)	(1,148)	(673)	(4,185)	(5,413)	(9,598)
Depreciation and amortization	(1,511)	(2,699)	(1,480)	(5,690)	(3)	(5,693)
Interest income	15	621	77	713	(16)	697
Interest expense	(804)	(467)	(40)	(1,311)	7	(1,304)
Income tax (expense)/benefit	524	(703)	(300)	(479)	(182)	(661)

Other disclosures
Capital expenditure	594	6,409	427	7,430	14	7,444

					Corporate expense
					adjustments
Year ended December 31, 2014	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	114,836	166,864	169,627	451,327	-	451,327
Inter-segment	1,665	53	-	1,718	(1,718)	-
Segment net income (loss)	(2,181)	6,338	7,571	11,728	(8,967)	2,761

Depreciation and amortization	(1,385)	(3,068)	(1,646)	(6,099)	(6)	(6,105)
Interest income	38	1,036	90	1,164	3	1,167
Interest expense	(846)	(427)	(91)	(1,364)	(9)	(1,373)
Income tax expense	583	(1,834)	(552)	(1,803)	(471)	(2,274)

Other disclosures
Capital expenditure	2,154	3,159	677	5,990	-	5,990

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

					Corporate expense
					adjustments
Year ended December 31, 2013	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	69,347	175,347	215,982	460,676	-	460,676
Inter-segment	43,136	117	38,724	81,977	(81,977)	-
Segment net income (loss)	(2,000)	10,969	5,851	14,820	(3,554)	11,266

Depreciation and amortization	(1,063)	(2,947)	(1,675)	(5,685)	(33)	(5,718)
Interest income	67	1,101	135	1,303	3	1,306
Interest expense	(735)	(517)	(95)	(1,347)	(11)	(1,358)
Income tax expense	(328)	(2,969)	(1,726)	(5,023)	(495)	(5,518)

Other disclosures
Capital expenditure	3,817	4,606	1,086	9,509	-	9,509

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

Capital expenditure consists of additions of property, plant and equipment, and intangible assets.

Reconciliation of profit

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Segment net income (loss)	(4,185)	11,728	14,820
Corporate expense	(4,182)	(4,103)	(3,136)
Gain on disposal of investment held for sale	-	-	232
Loss on disposal of a subsidiary	-	(178)	-
Share of net loss of associates	(801)	(338)	(211)
Net gain on financial instruments	20	-	-
Inter-segment profit (elimination)	(268)	(3,877)	56
Tax expenses	(182)	(471)	(495)

Profit (Loss) after tax	(9,598)	2,761	11,266

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

					Corporate expense
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2015
Total assets	64,087	146,031	91,511	301,629	3,773	305,402
Total liabilities	35,860	43,582	29,988	109,430	1,904	111,334
As of December 31, 2014
Total assets	74,686	194,231	98,517	367,434	11,238	378,672
Total liabilities	41,917	75,590	33,254	150,761	6,700	157,461

Reconciliation of assets:

	As of December 31,
	2015	2014
	US$’000	US$’000
Segment operating assets	301,629	367,434

Corporate and other assets	3,382	4,828
Investment in associates	1,633	2,571
Deferred tax assets	4,481	4,551
Inter-segment elimination	(5,723)	(712)
Total assets	305,402	378,672

Reconciliation of liabilities:

	As of December 31,
	2015	2014
	US$’000	US$’000
Segment operating liabilities	109,430	150,761

Corporate liabilities	4,487	4,877
Deferred tax liabilities	2,734	2,720
Inter-segment elimination	(5,317)	(897)
Total liabilities	111,334	157,461

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Revenues from external customers

Thailand	128,213	141,661	154,646
Singapore	90,960	115,399	109,790
Australia	36,731	48,706	61,463
PRC	93,718	125,131	116,497
Vietnam	6,170	8,037	6,436
Southeast Asia	33,831	12,393	11,844
Northeast Asia	9	-	-

	389,632	451,327	460,676

Countries in the Southeast Asia region include Cambodia, Indonesia, India, Laos, Malaysia and Myanmar.

Countries in the Northeast Asia region include Japan and South Korea.

Major customer information

Revenue from one customer amounted to $42,279 (2014: $47,175; 2013: $58,984) represent 10.9% (2014: 10.5%; 2013: 12.8%), arising from sales in the ROW segment.

Long-lived assets by the country of domicile are summarized as follow:

	As of December 31,
	2015	2014
	US$’000	US$’000
Long-lived assets by area:
Thailand	24,953	23,574
North Asia	12,370	14,029
ROW	11,059	13,050
Corporate	13	2
Total long-lived assets	48,395	50,655

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

The Company has a subsidiary with material non-controlling interests (“NCI”). Information regarding the subsidiary is as follows:

Proportion of equity interest held by NCI:

		As of December 31,
Name	Country of incorporation and operation	2015	2014

Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	33.65%	33.65%

From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

	As of December 31,
	2015	2014
	US$’000	US$’000
Accumulated balances of material NCI:

CTW Consolidated	54,800	62,479
SYE	1,724	2,192

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Profit / (loss) of material NCI:

CTW Consolidated	(5,647)	2,874	1,029
SYE	(364)	(953)	(254)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

The summarized financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statements for 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	167,462	30,120
Cost of sales	(158,037)	(29,171)
Administrative expenses	(6,744)	(1,422)
Finance costs	(653)	(555)
Others	(2,981)	(54)
Profit/(loss) before tax	(953)	(1,082)
Income tax	(703)	-
Profit/(loss) for the year	(1,656)	(1,082)
Total comprehensive income/(loss)	(11,509)	(1,082)
Profit/(loss) attributable to non-controlling interests	(5,647)	(364)
Dividends paid to non-controlling interests	2,035	-

Summarized income statements for 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	166,917	40,372
Cost of sales	(151,021)	(38,783)
Administrative expenses	(7,063)	(3,665)
Finance costs	(651)	(767)
Others	128	11
Profit/(loss) before tax	8,310	(2,832)
Income tax	(1,834)	-
Profit/(loss) for the year	6,476	(2,832)
Total comprehensive income/(loss)	5,856	(2,832)
Profit/(loss) attributable to non-controlling interests	2,874	(953)
Dividends paid to non-controlling interests	4,158	-

Summarized income statements for 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	175,464	41,251
Cost of sales	(148,861)	(39,699)
Administrative expenses	(12,117)	(1,475)
Finance costs	(770)	(747)
Others	(564)	(85)
Profit/(loss) before tax	13,152	(755)
Income tax	(2,968)	-
Profit/(loss) for the year	10,184	(755)
Total comprehensive income/(loss)	2,098	(755)
Profit/(loss) attributable to non-controlling interests	1,029	(254)
Dividends paid to non-controlling interests	3,877	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheets as of December 31, 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	117,913	12,246
Property, plant and equipment and other non-current assets	39,885	1,799
Trade and other payable (current)	(37,717)	(8,922)
Other non-current liabilities	(5,867)	-
Non-controlling interest	(2,537)	-
Total equity	111,677	5,123
Equity attributable to equity holders of the parent	56,877	3,399
Non-controlling interests	54,800	1,724

Summarized balance sheets as of December 31, 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	167,785	14,903
Property, plant and equipment and other non-current assets	38,193	2,170
Trade and other payable (current)	(69,516)	(10,558)
Other non-current liabilities	(6,073)	-
Non-controlling interest	(3,062)	-
Total equity	127,327	6,515
Equity attributable to equity holders of the parent	64,848	4,323
Non-controlling interests	62,479	2,192

Summarized cash flow information for the year ended December 31, 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	907	2,046
Investing	585	(68)
Financing	(19,043)	(2,619)
Effect of changes in exchange rate on cash	(3,384)	(64)
Net decrease in cash and cash equivalents	(20,935)	(705)

Summarized cash flow information for the year ended December 31, 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	7,985	1,544
Investing	(13,881)	(97)
Financing	7,443	(1,189)
Effect of changes in exchange rate on cash	90	(18)
Net increase in cash and cash equivalents	1,637	240

Summarized cash flow information for the year ended December 31, 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	15,644	(1,715)
Investing	771	(72)
Financing	(11,772)	1,819
Effect of changes in exchange rate on cash	511	(3)
Net increase in cash and cash equivalents	5,154	29

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS

7.1	Other operating income

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Reversal of allowance for related parties	16	-	-
Reversal of allowance for investment properties	12	26	68
Gain on disposal of property, plant, and equipment	41	63	113
Gain on disposal of investment property	32	-	-
Sales of scrap copper	607	493	392
Others	432	553	952

Total other operating income	1,140	1,135	1,525

7.2	Other operating expenses

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Allowance for trade receivables for related parties	-	17	-
Allowance for trade receivables	332	2,151	196

Total other operating expenses	332	2,168	196

7.3	Finance costs

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Interest on debts and borrowings	1,300	1,368	1,339
Finance charges payable under finance leases and hire purchase contracts	4	5	19

Total interest expenses	1,304	1,373	1,358

Banking charges	243	324	376

Total finance costs	1,547	1,697	1,734

7.4	Finance income

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000

Interest income	697	1,167	1,306

Total finance income	697	1,167	1,306

7.5	Other income

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Net gain on financial instruments	20	-	-
Dividend income	99	104	110

Total other income	119	104	110

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS (continued)

7.6	Other expenses

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Net loss on financial instruments	-	-	207
Others	180	49	53

Total other expenses	180	49	260

7.7	Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,720	4,986	4,582
Amortization – intangible assets	5	2	-
Included in selling expenses:
Depreciation – tangible assets	167	188	223
Included in general and administrative expenses:
Depreciation – tangible assets	695	823	767
Amortization – intangible assets	31	29	69
Amortization – prepaid land lease payment	59	59	59
Depreciation – investment property	16	18	18
Minimum lease payments recognised as an operating lease expense	876	1,100	1,301
	6,569	7,205	7,019

7.8	Employee benefits expenses

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	12,575	14,183	14,469
Labor and health insurance costs	151	67	53
Pension costs	854	927	917
Other employment benefits	691	788	838
Included in selling expenses:
Wages and salaries	3,381	3,784	3,774
Labor and health insurance costs	14	10	9
Pension costs	291	324	318
Other employment benefits	37	51	84
Included in general and administrative expenses:
Wages and salaries	8,140	9,569	9,746
Labor and health insurance costs	247	204	215
Pension costs	578	576	599
Director fees	745	907	2,120
Other employment benefits	257	366	386

Total employee benefits expenses	27,961	31,756	33,528

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC. The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2015, and there is no withholding tax on dividends applicable to the Company. For Thailand, the statutory corporate income tax rate was 30% and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). As a part of an initiative to promote Thailand’s competitiveness, the Thai Government announced in Royal Decree (No. 530) to provide for a reduction of corporate income tax from 30% to: (1) 23% for any accounting periods commencing between January 1, 2012 and December 31, 2012; (2) 20% from any accounting periods commencing between January 1, 2013 and December 31, 2014. Thai Government announced in Royal Decree (No. 577) the corporate income tax continues at 20% on or after January 1, 2015, but not exceeding December 31, 2015. On 13 October 2015, the Thai Cabinet approved the draft of Revenue Code Amendment Act to permanently reduce the corporate income tax rate to 20% from the accounting period beginning on or after 1 January 2016. Currently is undergoing the legislation process. In Australia, the corporate income tax rate was 30% for 2012/2013, 2013/2014 and 2014/2015 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2015.

Under the Corporate Income Tax Law (the “CIT Law”) of the PRC, dividend distributions of profits earned prior to January 1, 2008 to foreign investor(s) are exempt from withholding tax; distribution of the profits earned after January 1, 2008 is subject to withholding tax of 10%, reduced to 5% under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income provided that the Hong Kong holding company, CCH (HK) qualified as the “beneficial owner” of the dividend income under Guoshuifa [2009] No.601. As the management of APWC decided to simplify the CCH (HK) to have the sole function of controlling and directing its subsidiaries. CCH (HK) does not carry on substantive business activities effective early 2013. This may lead it not qualify as the “beneficial owner” of the dividend income under Circular 601 to be applicable to withholding tax of 5%. As such, from 2013 onwards, the withholding tax are calculated based on 10% tax rate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2015, 2014 and 2013 are:

	2015	2014	2013
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	942	2,462	4,725
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	(777)	(188)	793
Relating to change in tax rate	496	-	-

Income tax expense reported in the income statement	661	2,274	5,518

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Unrealized gain/(loss) on available-for-sale financial assets
Recognized during the year	72	(214)	(402)
Effect of change in tax rate	(171)	-	-
Net loss on actuarial gains and losses
Recognized during the year	(31)	(213)	(15)
Effect of change in tax rate	83	-	-

Income tax benefits charged to other comprehensive (loss) income	(47)	(427)	(417)

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

	2015	2014	2013
	US$’000	US$’000	US$’000

Profit before tax	(8,937)	5,035	16,784
Tax at statutory rate of 20% (2014: 20%; 2013: 20%)	(1,788)	1,007	3,356
Foreign income taxed at different rate	621	868	930
Expenses not deductible/(solely deductible) for tax purpose	463	(358)	100
Utilization of previously unrecognized tax losses	-	-	(10)
Net deferred tax asset not recognized	1,006	1,196	656
Tax exempt on income	(45)	(187)	(43)
Uncertain tax position	(265)	(984)	82
Return to provision adjustment	(6)	12	(151)
Deferred tax liability arising from undistributed earnings	(72)	85	239
Effect of changes in temporary differences to be realized in different periods with different enacted tax rates	496	14	(36)
Withholding tax on dividends	206	558	584
Others	45	63	(189)

Income tax expense reported in income statement	661	2,274	5,518

At the effective income tax rate of -7.40% (2014: 45.16%; 2013: 32.88%)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2015	2014	2015	2014	2013
	US$’000	US$’000	US$’000	US$’000	US$’000

Outside basis differences	(2,703)	(2,775)	(72)	85	239
Revaluations of available-for-sale investment to fair value	(466)	(565)	-	-	-
Book over tax basis in subsidiary	(41)	(36)	9	6	1
Accrued interest income	(79)	(77)	2	9	10
Unutilized building allowance (net)	(92)	63	151	(286)	231
Unused tax losses	892	40	(856)	146	(197)
Allowance for doubtful accounts	122	102	(29)	27	143
Inventory impairment	941	750	(249)	(470)	137
Allowance for impairment in investments	380	411	-	-	33
Rebates and other accrued liabilities	563	701	60	4	417
Unpaid retirement benefits	1,047	1,680	485	(14)	(115)
Charges related to flooding in Thailand	-	-	-	-	8
Deferred revenue and cost of sales	310	416	70	277	(118)
Actuarial loss	214	275	-	-	-
Unabsorbed depreciation	663	842	140	21	19
Allowance for investment property impairment	-	4	4	7	(15)
Mark-to-Market value of forward contract
	(4)	-	4	-	-
Deferred tax expenses / (benefits)			(281)	(188)	793
Net deferred tax assets	1,747	1,831

Reflected in the balance sheet as follows:

Deferred tax assets	4,481	4,551
Deferred tax liabilities	(2,734)	(2,720)
Deferred tax assets, net	1,747	1,831

Reconciliation of deferred tax assets, net

	2015	2014	2013
	US$’000	US$’000	US$’000

Opening balance as of January 1	1,831	1,302	2,096
Tax benefit/(expenses) during the period recognized in profit or loss	281	188	(793)
Tax benefit/(expenses) during the period recognized in other comprehensive income	47	427	417
Exchange difference on translation foreign operations	(412)	(86)	(418)
Closing balance as of December 31	1,747	1,831	1,302

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company has available unused net operating losses which arose in Thailand and China as of December 31, 2015, and arose in Thailand, China and Singapore as of December 31, 2014, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2015	2014
	US$’000	US$’000
2015	-	355
2016	778	836
2017	1,471	1,577
2018	2,599	2,774
2019	2,049	2,188
2020	8,180	-
No expiration	33	-
	15,110	7,730

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Company were able to recognize all unrecognized deferred tax assets, the profit would increase by $3,327 for the year ended December 31, 2015 (2014: $2,815; 2013: $1,566).

There are no income tax consequences attached to the payment of dividends in either 2015 or 2014 by the Company to its shareholders.

As of December 31, 2015 and 2014, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore. The Company’s tax years from 2010 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions
	2015	2014	2013
	US$’000	US$’000	US$’000
Balance as of January 1	1,891	2,266	2,302
Additions based on tax positions related to the current year	-	-	72
Decrease due to lapses in statute of limitations	(158)	(375)	(108)

Balance as of December 31	1,733	1,891	2,266

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2015, 2014 and 2013 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $1,733, $1,891 and $2,266 respectively.

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	2,167	2,116	2,368
Accrued penalties on uncertain tax position	1,660	1,818	2,176

Total accrued interest and penalties on uncertain tax position	3,827	3,934	4,544

For the years ended December 31, 2015, 2014 and 2013, the Company recognized $299, $327 and $395 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2015, 2014 and 2013, the Company reversed $248, $579 and $170 in interest and $158, $358 and $108 in penalties, respectively, due to lapses in statute of limitations.

The Company considers each uncertain tax position individually, by first considering whether each position taken in the tax return is probable of being sustained on examination by the taxing authority. It should recognize a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions presented in the current tax liability is the total liability for uncertain tax positions.

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

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended
	December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit/(loss) attributable to APWC from continuing operations	(8,158)	572	5,847
Net profit/(loss) attributable to APWC	(8,158)	572	5,847

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,820,200

Earnings per share – basic and diluted
Continuing operations	(0.59)	0.04	0.42
Total earnings per share – basic and diluted	(0.59)	0.04	0.42

Income from continuing operations attributable to non-controlling interests are $(1,440), $2,189 and $5,419 for the years ended December 31, 2015, 2014 and 2013, respectively.

10.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2015	2014
	US$’000	US$’000
Cash on hand and cash at banks	51,303	68,863

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents include short-term deposits which are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. As of December 31, 2015 and 2014, the Company had no cash equivalents.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES

11.1 Other financial assets

	As of December 31,
	2015	2014
	US$’000	US$’000

Financial instruments at fair value through profit or loss
Foreign exchange forward contracts (Note 11.3)	19	-
Total financial instruments at fair value through profit or loss	19	-

Assets held-to-maturity
Quoted debt securities	306	336
Total assets held-to-maturity	306	336

Available for sale investments
Unquoted equity shares	2,862	2,479
Total available for sale investments	2,862	2,479

Total other financial assets	3,187	2,815

Total current	19	-

Total non-current	3,168	2,815

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss reflect the positive change in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchases.

Assets held-to-maturity – quoted debt securities

A Thai subsidiary invested $306 (Baht 11 million) in subordinated debentures of Bangkok Bank Public Company Limited. The debentures bear a fixed interest rate of 4.375% per annum with a maturity of ten years callable at the option of the issuer after five years. As the call option is clearly and closely related to the debt host contract, no bifurcation of embedded call option is required. The debentures are marketable and rated AA- by Fitch Rating (Thailand) Ltd.

The market yield is close to coupon rate. The fair value approximated its amortized cost as of December 31, 2015 and 2014.

Available-for-sale investments - unquoted equity shares

The investments in shares of a non-listed company, which are recognized initially at fair value plus transaction costs. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as the other comprehensive income. Available-for-sale investments – unquoted equity share consist of the investments in Thai Metal Processing Co., Ltd, (“TMP”) which is engaged in the fabrication of copper rods. During the years ended December 31, 2015, 2014 and 2013, the Company received dividends of $99, $104 and $110 from TMP, respectively, which were recorded in other income in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.2 Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with the Company’s banks, the Company may borrow up to approximately $249,658 and $278,370 as of December 31, 2015 and 2014, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2015 and 2014, the unused portion of the credit lines was approximately $148,556 and $168,241, respectively, which included unused letters of credit amounting to $83,980 and $85,943, respectively. Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2015 and 2014, the Company had open letters of credit totaling $29,698 and $49,042, respectively. Liabilities relating to the letters of credit are included in current liabilities.

	As of December 31,
	2015				2014
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Current interest-bearing loans and borrowings
Bank loans	3.10 ~ 3.29	Apr. 2016	USD$5,000	5,000	-	-		-
Bank loans	4.65 ~ 5.82	Mar. 2016 ~ Oct. 2016	RMB$51,920	7,900	5.88 ~ 6.45	Mar. 2015 ~ Dec. 2015	RMB$78,250	12,589
Trust receipt	1.00 ~ 1.30	Jan. 2016 ~ Jun. 2016	THB$822,153	22,905	1.20 ~ 1.60	Jan. 2015 ~ Jun. 2015	THB$1,291,811	39,469
Trust receipt	2.96	Dec. 2016	SGD$2,677	1,896	1.97 ~ 1.98	Dec. 2015	SGD$2,386	1,805
Total current interest-bearing loans and borrowings				37,701				53,863

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.3 Hedging activities and derivatives

Commodity price risk

The Company purchases copper on an ongoing basis as its operating activities require a continuous supply of copper for the manufactured products. The Company exercises rigorous controls through the commodity forward contracts to reduce its exposure to the fluctuations in market prices for copper for selected operating units. The majority of these transactions take the form of contracts that are entered into and continue to be held for the purpose of receipt or delivery of the copper in accordance with the Company’s expected sales or production timing or usage requirements. Such contracts are not within the scope of hedging accounting, or derivatives. To date, these contract positions have not had a material effect on the Company’s financial position, results of operations or cash flow.

Foreign currency risk

The Company enters into foreign exchange forward contracts with the intention to reduce the foreign exchange risk of expected sales and purchased, these contracts are not designated in hedge relationships and are measured at fair value through profit or loss. These contracts are entered into the periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

As of December 31, 2015 and 2014, the Company had outstanding forward contracts with notional amounts of $11.5 million and $nil respectively. The outstanding forward contracts mature between January 5, 2016 and June 20, 2016. The Company recognized gains amounted to $20 and $nil for the years ended December 31, 2015 and 2014, respectively, in the consolidated income statements.

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2015		2014
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward
contracts
Fair value	19	-	-	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.4 Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2015	2014	2015	2014
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	51,303	68,863	51,303	68,863
Other current financial assets – at fair value through profit or loss	19	-	19	-
Trade receivables	69,991	88,194	69,991	88,194
Other receivables	17,563	23,024	17,563	23,024
Due from related parties	18,180	24,711	18,180	24,711
Financial assets-non-current
Other non-current financial assets – available for sale	2,862	2,479	2,862	2,479
Other non-current financial assets – held to maturity	306	336	306	336
Total	160,224	207,607	160,224	207,607

Financial liabilities-current
Interest-bearing loans and borrowings	37,701	53,863	37,701	53,863
Trade and other payables	31,690	36,467	31,690	36,467
Due to related parties	8,547	22,208	8,547	22,208
Due to immediate holding company	1,537	1,537	1,537	1,537
Financial lease liabilities	22	31	22	31
Financial liabilities-non-current
Financial lease liabilities	51	38	51	38
Total	79,548	114,144	79,548	114,144

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

►	Cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, due to immediate holding company and financial lease liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
►	Fixed-rate and variable-rate receivables/borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2015, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.4 Fair value (continued)

►	Fair value of other current financial assets - derivatives are derived from quoted market prices.
►	Fair value of unquoted available-for-sale financial assets is estimated using appropriate valuation techniques.
►	Fair value of interest-bearing borrowings and loans and other non-current financial assets – held to maturity are determined by using discounted cash flow method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2015 was assessed to be insignificant.

Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount	Sensitivity of the input to fair value
			(2015 and 2014)
				2015	2014
Financial asset
Available-for-sale financial assets in unquoted equity instruments	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $211	5% decrease in the discount would increase in fair value by $183

The Company estimates the fair value of available-for-sale financial investments in unquoted equity shares by using the market approach (market comparatives approach). The key in this method is the selection of quoted comparable companies and accommodate adjustments to bring the accounts of different companies into a broadly consistent framework for analysis. Then, select appropriate Indicators of Value. The followings should be taken into account:

►	Enterprise Value (EV) versus Market Capitalization;
►	Earnings-based: EBITDA +/or EBIT versus Net Earnings +/or Net Cash Flow
►	Balance Sheet based: Net Total Assets versus Shareholders Funds

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

The Company carries unquoted equity shares as available-for-sale financial instruments classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

Total
US$’000
At January 1, 2014	3,189
Re-measurement recognized in other comprehensive income (loss)	(713)
Exchange difference	3
At December 31, 2014	2,479
Re-measurement recognized in other comprehensive income (loss)	444
Exchange difference	(61)
At December 31, 2015	2,862

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES
	As of December 31,
	2015	2014
	US$’000	US$’000

Trade receivables	73,280	91,899
Less: Provision for impairment	(3,289)	(3,705)
Trade receivable, net	69,991	88,194
Other receivable	17,563	23,024

As of December 31, 2015 and 2014 trade receivables of an initial value of $3,289 and $3,705, respectively, were fully impaired. See below for the movement in the provision for impairment of trade receivables.

	Individually impaired	Collectively impaired	Total
	US$’000	US$’000	US$’000
At January 1, 2014	1,541	147	1,688
Charge for the year	2,359	73	2,432
Write-off	(46)	(31)	(77)
Unused amounts reversed	(253)	(28)	(281)
Currency translation adjustment	(53)	(4)	(57)
At December 31, 2014	3,548	157	3,705
Charge for the year	104	347	451
Write-off	(486)	(40)	(526)
Unused amounts reversed	13	(132)	(119)
Currency translation adjustment	(50)	(172)	(222)
At December 31, 2015	3,129	160	3,289

The ageing analysis of trade receivables is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	Past due 1-3 months	Past due 3-6 months	Past due 6-12 months	Past due over 12 months
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2015	69,991	50,959	15,737	549	197	2,549
December 31, 2014	88,194	73,552	12,502	578	840	722

The Company maintains provision for impairment of trade receivables for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. The impairment losses assessed individually as of December 31, 2015 and 2014 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.

The Company obtained collateral in respect of customer doubtful accounts. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful accounts. The Company has the first lien for the collateral. The collateral is in general, not recorded on the balance sheet. The fair value of the collateral has been determined based on the valuation performed by independent appraisers. As of December 31, 2015 and 2014, the fair values of the collateral were $836 and $917, respectively, which were higher than the amounts of the associated delinquent accounts, as a result, no impairments were recognized.

See Note 26(b) credit risk of trade receivables, which discusses how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES
	As of December 31,
	2015	2014
	US$’000	US$’000
Raw materials and supplies	25,812	37,535
Work in progress	16,446	13,790
Finished goods	32,167	42,896
Distributed products	13,578	16,957
	88,003	111,178
Allowance for inventories	(4,866)	(3,770)
Total inventories at the lower of cost and net realizable value	83,137	107,408

For the year ended December 31, 2015 and 2014, the Company recognized allowance for inventory of $1,481 and $2,394 as an expense in cost of sales for inventories carried at net realizable value.

For the year ended December 31, 2013, the amount of $1,046 was credited to cost of sales when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

14.	Gross amounts due from customers for contract work-in-progress

	As of December 31,
	2015	2014
	US$’000	US$’000
Construction contract work-in-progress
Construction costs	40,604	36,976
Attributable loss	284	141
	40,888	37,117
Less: Progress billing received and receivable	(39,817)	(35,186)
Total gross amounts due from customers for contract work	1,071	1,931

Revenues recognized in excess of amounts billed are classified as current assets under contract work-in-progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT
	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
At January 1, 2014	5,083	50,725	3,623	100,712	4,730	6,303	5,070	176,246
Additions	-	-	16	1,003	564	331	4,083	5,997
Disposals	-	-	-	(1,941)	(364)	(145)	-	(2,450)
Transfer	-	1,636	425	4,164	-	44	(6,269)	-
Exchange differences	(39)	(886)	(2)	(816)	(99)	(103)	(21)	(1,966)

At December 31, 2014	5,044	51,475	4,062	103,122	4,831	6,430	2,863	177,827

Additions	-	30	262	425	404	295	6,045	7,461
Disposals	-	-	-	(5,999)	(224)	(209)	-	(6,432)
Transfer	-	40	588	1,952	19	43	(2,709)	(67)
Classified as held for sales	-	-	-	(306)	-	(2)	-	(308)
Exchange differences	(627)	(4,174)	(365)	(9,586)	(388)	(445)	(389)	(15,974)

At December 31, 2015	4,417	47,371	4,547	89,608	4,642	6,112	5,810	162,507

Depreciation
At January 1, 2014	-	(29,758)	(2,346)	(86,841)	(3,337)	(5,255)	-	(127,537)
Depreciation charge for the year	-	(1,932)	(163)	(2,923)	(593)	(386)	-	(5,997)
Depreciation on disposals	-	-	-	1,941	364	138	-	2,443
Transfer	-	-	-	-	-	-	-	-
Exchange differences	-	468	(6)	570	71	90	-	1,193

At December 31, 2014	-	(31,222)	(2,515)	(87,253)	(3,495)	(5,413)	-	(129,898)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2014	-	(31,222)	(2,515)	(87,253)	(3,495)	(5,413)	-	(129,898)
Depreciation charge for the year	-	(1,786)	(179)	(2,721)	(518)	(378)	-	(5,582)
Depreciation on disposals	-	-	-	5,974	221	208	-	6,403
Transfer	-	-	-	-	-	-	-	-
Classified as held for sales	-	-	-	84	-	-	-	84
Exchange differences	-	3,058	219	8,433	294	380	-	12,384

At December 31, 2015	-	(29,950)	(2,475)	(75,483)	(3,498)	(5,203)	-	(116,609)

Net book value
At December 31, 2015	4,417	17,421	2,072	14,125	1,144	909	5,810	45,898
At December 31, 2014	5,044	20,253	1,547	15,869	1,336	1,017	2,863	47,929
At January 1, 2014	5,083	20,967	1,277	13,871	1,393	1,048	5,070	48,709

Assets classified as held for sale:

2015
US$’000
Carrying value of assets held for sale previously classified under Property, plant and equipment:
Machinery and equipment	222
Office equipment	2
224

The above represent the assets held for sale as result of the changing of production process of a subsidiary.

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

There was no borrowing cost capitalized for the year ended December 31, 2015. The amount of borrowing costs capitalized during the years ended December 31, 2014 and 2013 were $43 and $30, respectively. The rate used to determine the amount of borrowing costs eligible for capitalization was in the range of 1.15% to 6.30% and 1.5% to 6.23%, during each of 2014 and 2013, respectively.

Financial leases under property, plant and equipment
The carrying value of motor vehicles under financial leases as of December 31, 2015 and 2014 were $64 and $43, respectively.

Pledge
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 26.

16.	PREPAID LAND LEASE PAYMENTS

	2015	2014
	US$’000	US$’000
Carrying amount as of January 1,	1,918	1,999
Recognized lease expense during the year	(59)	(59)
Exchange difference	(65)	(22)
Carrying amount as of December 31,	1,794	1,918
Current portion included in prepayments	57	59
Non-current portion included in prepaid land lease payments	1,737	1,859

The property land is situated in Mainland China and is held under a long-term operating lease for 33 – 50 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES

The net book value of investment properties as of December 31, 2015 and 2014 was as follow:

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2015
Cost	532	278	810
Less: Accumulated depreciation	-	(143)	(143)

Net book value	532	135	667

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2014
Cost	583	346	929
Less: Accumulated depreciation	-	(160)	(160)
Less: Accumulated impairment	(12)	-	(12)

Net book value	571	186	757

A reconciliation of the net book value of investment properties was as follow:

	2015	2014
	US$’000	US$’000
Net book value at January 1	757	746
Depreciation (included in administrative expenses)	(16)	(18)
Disposals	(21)	-
Reversal of impairment loss	12	26
Exchange difference	(65)	3
Net book value at December 31	667	757

Investment properties are carried at historical cost less accumulated depreciation and impairment. Land is not depreciated and office buildings are depreciated on a straight-line basis over the estimated useful lives from 20 to 30 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

The amount recognized in profit arising from the investment properties for the years ended December 31, 2015, 2014 and 2013 was as follow:

	2015	2014	2013
	US$’000	US$’000	US$’000
Rental income derived from investment properties	16	11	21
Direct operating expenses (including repairs and maintenance)	(1)	(1)	(1)
generating rental income
Direct operating expenses (including repairs and maintenance) that did not	(1)	(1)	(1)
generate rental income
Net profit arising from investment properties carried at cost	14	9	19

The fair value of the investment properties are stated below:

	As of December 31,
	2015	2014
	US$’000	US$’000
Land not being used for operation	10,565	11,509
Office building for rent	513	647

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

18.	INTANGIBLE ASSETS

Computer software

	2015	2014
	US$’000	US$’000
Cost
At January 1	381	346
Addition	27	39
Exchange difference	(21)	(4)
At December 31	387	381

Accumulated amortization
At January 1	(271)	(242)
Amortization	(36)	(31)
Exchange difference	13	2
At December 31	(294)	(271)

Net book value
At December 31	93	110

The cost of acquiring software is capitalized separately as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software. Intangible assets are stated at cost less accumulated amortization. Amortization of intangible assets are charged to operating expenses and cost on a straight-line basis over 5 years from the date they are available for use.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

The associates of the Company are set out below:

			Percentage of equity interest
		Country of incorporation	As of December 31
Company Name	Nature of business		2015	2014

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%

Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%

Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%

Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	28.06%

	As of December 31,
	2015	2014
	US$’000	US$’000
Balance at January 1	2,571	2,937
Additions	-	-
Capital return	-	-
Share of loss of associates	(801)	(338)
Exchange difference	(137)	(28)

Balance at December 31	1,633	2,571

The investments in Loxpac and Loxpac HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

The Company’s investments in associates are accounted for using the equity method in the consolidated financial statements.

The following table summarized financial information of the Company’s investments in associates:

	As of December 31, 2015
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Current assets	102,529	23	102,552
Non-current assets	3,217	1,741	4,958
Current liabilities	(102,345)	(3)	(102,348)
Non-current liabilities	-	(163)	(163)
Equity	3,401	1,598	4,999

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	49%
Carrying amount of the investment	850	783	1,633

Revenue	28,989	-	28,989
Profit	(3,194)	(6)	(3,200)

Share of the associates’ profit for the year:	(798)	(3)	(801)

	As of December 31, 2014
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Current assets	102,168	1,941	104,109
Non-current assets	3,863	-	3,863
Current liabilities	(99,194)	(182)	(99,376)
Non-current liabilities	-	-	-
Equity	6,837	1,759	8,596

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

	As of December 31, 2014
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	49%
Carrying amount of the investment	1,709	862	2,571

Revenue	47,391	-	47,391
Profit	(1,339)	(6)	(1,345)

Share of the associates’ profit for the year:	(335)	(3)	(338)

	As of December 31, 2013
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Revenue	48,950	-	48,950
Profit	(825)	(10)	(835)

Share of the associates’ profit for the year:	(206)	(5)	(211)

As of December 31, 2015 and 2014, the Company's associates had no contingent liabilities or capital commitments.

20.	TRADE AND OTHER PAYABLES
	As of December 31,
	2015	2014
	US$’000	US$’000
Trade payables	27,343	30,411
Other payables	4,347	6,056
	31,690	36,467

Terms and conditions of the above financial liabilities:

►	Trade payables are non-interest bearing and are normally settled on 60-day terms.
►	Other payables are non-interest bearing and have an average term of 60 days.
►	For terms and conditions relating to other related parties, refer to Note 23.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT

Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2015, 2014 and 2013, were $1,172, $1,283 and $1,285, respectively.

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

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, at rates of 1 to 29 times of final month's salary. The Company’s net benefit cost was $551, $544 and $549 for the years ended December 31, 2015, 2014 and 2013, respectively.  The plan is not funded. As of December 31, 2015 and 2014, the amount recognized were $446 and $665 in current liabilities, $5,859 and $6,073 in non-current liabilities, respectively. The Company pays to settle the obligations as and when employees retire.

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2015	2014	2013
	US$’000	US$’000	US$’000
Current service cost	362	305	322
Interest cost on benefit obligation	189	239	227
Net benefit cost	551	544	549

	For the year ended December 31,
Other comprehensive income	2015	2014	2013
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	(15)	(1)	185
Actuarial (gain) / loss – demographic assumption	(2)	-	23
Actuarial (gain) / loss – financial assumption	171	713	(157)
Actuarial loss	154	712	51

	For the year ended December 31,
Change in the defined obligation	2015	2014	2013
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	6,738	5,874	5,840
Current service cost	362	305	322
Interest cost on benefit obligation	189	239	227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

Net benefit cost for the current period	7,289	6,418	6,389
Benefits paid directly by the Company	(597)	(408)	(138)
Actuarial loss in other comprehensive income	154	712	51
Exchange differences	(541)	16	(428)
Defined benefit obligation at December 31	6,305	6,738	5,874

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2015 and 2014 are as follows:

	2015	2014
	%	%
Discount rate	2.9 ~ 3.0	3.2
Rate of salary increase	6.0	6.0

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2015	2014
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	446	665
Between 2 and 5 years	1,482	1,322
Between 5 and 10 years	2,232	2,535
Beyond 10 years	13,891	15,583
Total expected payments	18,051	20,105

Weight average duration of defined benefit obligation	12 - 14 years	13 years

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2015	2014
	US$’000	US$’000
Discount rate – 1% increase	(625)	(655)
Discount rate – 1% decrease	735	771
Rate of salary increase – 1% increase	705	741
Rate of salary increase – 1% decrease	(614)	(644)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departure, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match as closely as possible, the estimated future cash outflows. As of December 31, 2015 and 2014, the amounts of long service leave was $558 and $584, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY

	As of December 31,
Authorized shares	2015	2014
	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2015	13,830,769	138
At December 31, 2014	13,830,769	138
At January 1, 2014	13,830,769	138

Outstanding shares

Number of shares
At January 1, 2013	13,828,869
Purchase of treasury shares	(9,200)
At December 31, 2013	13,819,669
Purchase of treasury shares	-
At December 31, 2014	13,819,669
Purchase of treasury shares	-
At December 31, 2015	13,819,669

Additional paid-in-capital

US$,000
At January 1, 2013	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2013	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2014	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2015	110,608

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY (continued)

Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2015
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(15,847)	-	(15,847)
Re-measuring losses on defined benefit plans	-	-	(206)	(206)
Net loss on available-for-sale financial assets	543	-	-	543
	543	(15,847)	(206)	(15,510)

	For the year ended December 31, 2014
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(4,521)	-	(4,521)
Re-measuring losses on defined benefit plans	-	-	(499)	(499)
Net gain on available-for-sale financial assets	(499)	-	-	(499)
	(499)	(4,521)	(499)	(5,519)

	For the year ended December 31, 2013
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(15,418)	-	(15,418)
Re-measuring losses on defined benefit plans	-	-	(36)	(36)
Net gain on available-for-sale financial assets	(936)	-	-	(936)
	(936)	(15,418)	(36)	(16,390)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS

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

(a)	Outstanding balance with related parties:
The following table provided the total amount of outstanding balance at December 31, 2015 and 2014.
	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2015	2014	2015	2014
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	742	639	424	4,288
PEWC, Singapore Branch	11	-	-	-
PEWC Singapore Co. (Pte) Ltd.	-	-	982	973
PEWC (HK)	14,653	21,141	4,989	14,938
Dragon Conqueror Limited	-	220	-	-

The immediate holding company
Moon View	-	-	1,537	1,537

Associate
SPHC	163	178	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	2,611	2,532	406	450
Fujikura Limited	-	-	338	104

Others	-	-	46	93
Total	18,180	24,711	10,084	23,745

As of December 31, 2015 and 2014, the interest rates on the balance due to PEWC Singapore Co., (Pte) Ltd. range from 1.26% to 1.32% and 1.23% to 1.24%, respectively, and the payables are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with related parties:

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2015	2014	2013
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases of materials	3,706	16,036	15,505
	Purchases of products	3,592	4,782	-
	Sales	111	410	287
	Management fee received	17	19	19
	Management fee paid	241	256	252
	Information technology service fee paid	97	115	118
PEWC, Singapore Branch	Management fee received	14	-	-
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	9	9	11
PEWC (HK)	Purchases of materials	32,440	23,132	-
	Sales	29,634	19,789	-

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	3,030	2,418	2,192
	Construction of factory building expenses and acquisition of assets	2,605	-	-
Fujikura Limited	Purchases of products	917	1,179	1,412

Terms and condition of transactions with related parties

The sales to and purchases from related parties are based on negotiation by the entities. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2015, 2014 and 2013, the Company did not record any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

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

Terms and condition of transactions with related parties (continued)

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2015, 2014 and 2013.

Pursuant to the composite services agreement:

(a)	PEWC will sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the average spot price of copper on the LME for the one month prior to purchase plus an agreed upon premium, (ii) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets as PEWC and (iii) will give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

(b)	PEWC grants to the Company the right to distribute any wire or cable product manufactured by PEWC in all markets in which the Company presently distributes or develops the capability to distribute in the future, such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC shall not be required to grant to the Company the right to distribute products manufactured by PEWC in the future in markets where the Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to the Company.

(c)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, access to certain of PEWC’s technology (and PEWC personnel necessary to use such technology) with respect to the design and manufacture of wire and cable products, including, without limitation, certain fiber optic technology.

(d)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

(e)	Each of PEWC and the Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for the Company to participate to the extent possible.

(c)	Compensation of key management personnel of the Company

	For the years ended December, 31
	2015	2014	2013
	US$’000	US$’000	US$’000
Short-term employee benefits	3,382	4,853	6,432
Post-employment benefits	87	92	95
Termination benefits	80	126	182
Total compensation paid to key management personnel	3,549	5,071	6,079

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments – the Company as lessee

The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

Future minimum rental payable under non-cancellable operating leases with initial terms of one year or more consisted of the following:
	As of December 31,
	2015	2014
	US$’000	US$’000
Within one year	876	1,680
After one year but not more than five years	1,238	1,440
More than five years	1,537	1,665
	3,651	4,785

(b)	Finance lease and hire purchase commitments

The Company leases certain machinery and equipment under finance leases.

Future minimum payments under finance leases with initial terms of one year or more consisted of the following as of December 31:

	2015		2014
	Minimum payments	Present value of payments (Note 15)	Minimum payments	Present value of payments (Note 15)
	US$’000	US$’000	US$’000	US$’000
Within one year	25	22	34	31
After one year but not more than five years	54	51	42	38
More than five years	-	-	-	-
Total minimum lease payments	79	73	76	69
Less: amount representing finance charges	(6)	-	(6)	-
Present value of minimum lease payment	73	73	69	69

As of December 31, 2015 and 2014, the finance lease liabilities are secured by the leased machinery and equipment at cost of $154 and $149, respectively. The accumulated depreciation of these leased assets as of December 31, 2015 and 2014 amounted to $90 and $106, respectively. The depreciation of machinery and equipment under finance leases are included in the depreciation expenses under costs of sales. The average discount interest rate implicit in the lease is in the range of 6.72% and 7.84%, for 2015 and 2014, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES (continued)

(c)	Purchase commitments

As of December 31, 2015 and 2014, the Company and its subsidiaries had commitments to purchase raw materials totaling $104 million to $171 million and $160 million to 213 million (21,650 to 35,664 metric tons and 24,500 to 32,590 metric tons), respectively, from third parties at the prices stipulated in the contracts.

(d)	Capital commitments

As of December 31, 2015 and 2014, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $2.3 million and $4.6 million, respectively.

(e)	Guarantees

As of December 31, 2015 and 2014, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $2.9 million and $6.9 million, respectively, in respect of banking facilities extended to two operating subsidiaries.

As of December 31, 2015 and 2014, the Company provided a corporate guarantee not exceeding the sum of $31.2 million and $31.2 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2015 and 2014, there were outstanding bank guarantees of $30.5 million and $31.5 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(f)	Service commitments

As of December 31, 2015 and 2014, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting services with related parties totaling $0.1 million and $0.1 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2015:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
			(Level 1)	(Level 2)	(Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2015	2,862	-	-	2,862
Other current financial assets-derivatives (Note 11.1)
Foreign exchange forward contract	December 31, 2015	19	-	19	-
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	December 31, 2015	10,565	-	-	10,565
Office buildings	December 31, 2015	513	-	-	513

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT (continued)

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2014:

		Fair value measurement using
	Date of valuation	Total	Quoted prices inactive markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2014	2,479	-	-	2,479
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	December 31, 2014	11,509	-	-	11,509
Office buildings	December 31, 2014	647	-	-	647

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES

Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The objective of the Company’s financial risk management is to minimize its risk exposure against various financial risks, which include market risk, credit risk and liquidity risk. The Company uses derivative instruments to cover certain risks when it considers them necessary. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

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

The sensitivity analysis in the following sections relates to the position as of December 31, 2015 and 2014.

The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

Interest rate risk

The Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 40% of the Company’s financial liabilities bear floating interest rate and the rest of its financial liabilities either bears fixed interest rate which are close to the market rate or are non-interest bearing.

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2015 and 2014 to increase/decrease by $89 and $127, respectively.

Equity price risk

The Company’s unlisted equity security is classified as non-current financial assets-available for sale which is subsequently measured at estimated fair value.

At the reporting date, the exposure to unlisted equity security at fair value was $2.9 million (2014: $2.5 million). Sensitivity analysis of the unlisted equity investment has been provided in Note 11.4.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates arise from sales, purchases and borrowings by operating units in currencies other than the unit’s functional currency. The Company’s principal operations are located in Thailand, the PRC, Singapore and Australia and a substantial portion of its revenues are denominated in Thai Baht, RMB, Australian Dollars or Singapore Dollars, whereas a substantial portion of the Company’s cost of sales are denominated in US Dollars, its reporting currency. Any devaluation of the functional currencies of the Company’s principal subsidiaries against the US dollar would likely have an adverse impact on the operations of the Company. The Company currently does not maintain a foreign currency hedging policy. However, management monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The balance of financial assets and liabilities denominated in a currency different from the Company’s reporting currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2015	2014	2015	2014

Thai Baht (THB)	9,757	10,158	355	-
Singapore dollar (SGD)	491	79	4	56
Taiwan dollar (TWD)	5,985	10,976	2,760	4,217
Renminbi (RMB)	79,262	91,037	16,718	13,197
Hong Kong dollar (HKD)	4,923	2,360	2,675	167
Japanese yen (JPY)	-	-	39,242	12,000

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against the US dollar, with all other variables held constant.

	Change rate	THB	SGD	TWD	RMB	HKD	JPY
2014	5%	16	1	11	626	14	(5)
	-5%	(16)	(1)	(11)	(626)	(14)	5

2015	5%	13	17	5	476	15	(16)
	-5%	(13)	(17)	(5)	(476)	(15)	16

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

Commodity price risk

The Company is affected by the volatility of certain commodities. Copper is the principal raw material used by the Company. The Company purchases copper at price closely related to the prevailing international spot market on the London Metal Exchange for copper. The price of copper is influenced heavily by global supply and demand as well as speculative trading. Consequently, a change in the price of copper will have a direct effect on the Company’s cost of sales. The Company does not use derivative instruments to hedge the price risk associated with the purchase of this commodity. However, we cover some of these risks through long-term purchase contracts.

Commodity price sensitivity

The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000

2015	+28%	6,960	N/A
Copper	-28%	(6,960)	N/A

2014	+13%	3,751	N/A
Copper	-13%	(3,751)	N/A

On average, copper composes around 82% and 84% of the product cost in 2015 and 2014, respectively. The above sensitivity analysis is based on the average fluctuation rate in the past five years and one month manufacturing lead time to estimate its impact on profit before tax.

(b)	Credit risk

Credit risk arises from the financial assets of the Company, which comprise cash and cash equivalents, held-to-maturity securities and trade and other receivables.

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

The Company is exposed to credit loss in the event of non-performance by counter-parties on foreign exchange contracts and trade and other receivables. For the year end December 31, 2015 and 2014, the Company recorded a provision of allowance for doubtful accounts of $1.9 million and $2.2 million, respectively, for a customer of a subsidiary who was not able to settle overdue payments.

As of December 31, 2015 and 2014, trade receivables from one customer represented 9.6% and 7.1% of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(c)	Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and its subsidiaries and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $51 million in cash and cash equivalents, $149 million in unutilized amounts of bank loans, and the total financial liabilities is $80 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered to be minimal.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total

	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2015
Financial liabilities
Interest-bearing loans and borrowings	38,092	-	-	-	38,092
Trade and other payables	31,690	-	-	-	31,690
Due to related parties	8,547	-	-	-	8,547
Due to immediate holding company	-	-	-	1,537	1,537
Finance lease liability	25	43	11	-	79
	78,354	43	11	1,537	79,945

As of December 31, 2014
Financial liabilities
Interest-bearing loans and borrowings	54,712	-	-	-	54,712
Trade and other payables	36,467	-	-	-	36,467
Due to related parties	22,208	-	-	-	22,208
Due to immediate holding company	-	-	-	1,537	1,537
Finance lease liability	34	25	17	-	76
	113,421	25	17	1,537	115,000

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(d)	Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014.

In line with industry practices, the Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,
	2015	2014
	US$’000	US$’000
Interest bearing loans and borrowings	37,701	53,863
Trade and other payables	31,690	36,467
Less: cash and cash equivalents	(51,303)	(68,863)
Net debt	18,088	21,467
Total Equity	194,068	221,211
Capital and net debt	212,156	242,678
Gearing ratio	8.5%	8.8%

The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries and joint venture holdings. While the Company has no present intention to pay dividends, should the Company decide in the future to do so, as a holding company its ability to pay dividends and meet its other obligations will depend upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

(e)	Collateral

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $12,924 at December 31, 2015 (2014: $12,988);
(ii)	Pledge of other receivables of $9,519 at December 31, 2015 (2014: $9,595) ;
(iii)	Corporate guarantee issued by the Company and a subsidiary of the Company.
(iv)	A trading facility was secured by all the assets and uncalled capital with total carrying amount of $27,964 of a subsidiary as of December 31, 2015 (2014: $ 31,466).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2015 and 2014 were 3.29% and 3.57% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(f)	Derivative – offsetting loans

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

The patterns of these transactions met all the indicators under IAS 39IG B.6 based on the fact that the loan and time deposit were entered into at the same time, had same counterparty, had underlying variable of foreign exchange rate and interest rate, and no initial net investment. The transactions should be accounted for at fair value through profit or loss; therefore, the Company recognized $5 as exchange gain for the year ended December 31, 2014.

27.	SUBSEQUENT EVENT

On March 15, 2016, the Board of Directors of Charoong Thai approved the dividend payments to its shareholders in Baht $6 million. The dividend payment was approved by the Annual General Meeting of Shareholders on April 29, 2016. Other than the above event, the Company is not aware of any matter or circumstance not otherwise dealt with in the report that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

28.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on April 30, 2016.

29.	COMPARATIVE INFORMATION

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation in order to facilitate comparison.