Form 20-F/A
period 2015-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2017-04-28
CIK 1026980

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

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  Large accelerated Filer ☐ Accelerated filer ☐   Non-accelerated filer ☒   Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐ Item 18 ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report on Form 20-F/A contain some forward-looking statements. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

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

(i)

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

(ii)

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

(iii)

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

(iv)

EXPLANATORY NOTE

Restatement of Consolidated Financial Statements

On March 31, 2017, Asia Pacific Wire and Cable Corp Ltd. (the "Company") announced that it had identified historical accounting errors relating to accrued liabilities attributable to the application of inaccurate currency exchange rates used to translate such liabilities. The accounting errors understated accrued liabilities and overstated retained earnings in its previously issued financial statements as of December 31, 2015, 2014 and 2013. Net loss was overstated for the year ended December 31, 2015, net income was understated for the year ended December 31, 2014 and overstated for the year ended December 31, 2013.

The Audit Committee concluded on March 29, 2017 that the Company's previously issued consolidated financial statements for fiscal years ended December 31, 2015, 2014 and 2013 should no longer be relied upon. The Company determined the errors were material and would require the Company to restate certain of its previously issued financial statements. As of December 31, 2015, 2014 and 2013, accrued liabilities were understated by $1.0 million, $1.4 million and $1.4 million, respectively, and retained earnings were overstated by $1.4 million, $1.4 million and $1.1 million, respectively. For the years ended December 31, 2015, 2014 and 2013, selling, general and administrative expenses were understated by $72 thousand, $84 thousand and $81 thousand, respectively. Exchange loss was overstated by $0.4 million and $0.1 million for the years ended December 31, 2015 and 2014, respectively, and understated by $0.2 million for the year ended December 31, 2013.

As a result of the above-described accounting errors, the Company examined and assessed the underlying internal control deficiencies that compromised the Company's ability to prevent or detect the accounting issue. The Company has identified control deficiencies in the processes, procedures and controls related to the computation of the accrued liabilities. The deficiencies in those processes, procedures and controls constituted a material weakness. Based on this revised assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2015. For a description of the material weakness identified by management and management's plan to remediate the material weaknesses, see "Item 15: Controls and Procedures."

As more fully described in Note 30 - Restatement of Consolidated Financial Statements to the accompanying consolidated financial statements, the Company has restated its Consolidated Balance Sheets as of December 31, 2015 and 2014 and January 1, 2014 and the related Consolidated Income Statements, Statements of Comprehensive Income, Statements of Cash Flows and Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013. Selected Consolidated Financial Data and Operating and Financial Review and Prospects have also been revised for the effects of the restatement.

The Company is also restating other operating income, income tax expense, deferred tax assets, current tax liabilities and retained earnings to reflect the correction of prior years’ uncorrected immaterial errors. See Note 30 within the Notes to the Consolidated Financial Statements for additional information.

We have not modified or updated disclosures presented in our Annual Report on Form 20-F for the period ended December 31, 2015 filed with the Securities and Exchange Commission on May 2, 2016 (the "Original Filing"), except as required to reflect the effects of the restatement. Accordingly, this amended Annual Report does not reflect events occurring after the Original Filing or modify or update those disclosures affected by subsequent events. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the Original Filing. The following items have been amended as a result of the restatement:

Item 3. Key Information;

Item 5. Operating and Financial Review and Prospects;

Item 15. Controls and Procedures;

Item 18. Financial Statements

The Company's Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications in connection with this Form 20-F/A; the certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2.

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

The selected financial information for the years ended December 31, 2015, 2014, and 2013 and as of December 31, 2015 and 2014, was derived from audited consolidated financial statements included in this filing. The financial information for the year ended December 31, 2012 and as of December 31, 2012 was derived from previously audited consolidated financial statements filed with the Commission. Certain amounts presented were restated from those we previously reported as of and for the year ended December 31, 2012. For more information about the restatement, please refer to “Explanatory Note” immediately preceding Item 1 and to Note 30 Restatement of Consolidated Financial Statements which is included in "Financial Statements" in Item 18 of this 2015 Amended Annual Report on Form 20-F/A.

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5: Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18: Financial Statements.”

	For the Year Ended December 31,
	2015 (as restated)	2014 (as restated)	2013 (as restated)	2012 (as restated)
	(in US$ thousands)
Income Statement Data:
Sales of goods / services	$389,632	$451,327	$460,676	$462,265
Costs of sales	(366,143)	(414,583)	(408,860)	(411,786)
Gross profit	23,489	36,744	51,816	50,479
Other operating income	1,140	1,459	1,201	7,046
Selling general & administrative expenses	(27,007)	(29,510)	(34,640)	(34,666)
Other operating expenses	(332)	(2,168)	(196)	(888)
Operating profit/(loss)	(2,710)	6,525	18,181	21,971
Finance cost	(1,547)	(1,697)	(1,734)	(2,195)
Finance income	697	1,167	1,306	1,322
Share of loss of associates	(801)	(338)	(211)	(21)
Gain on disposal of investment – held for sale	—	—	232	—
Loss on disposal of a subsidiary	—	(178)	—	—
Gain on liquidation of subsidiaries	—	—	—	279
Exchange gain (loss)	(4,223)	(87)	(1,449)	2,367
Other income	119	104	110	712
Other expenses	(180)	(49)	(260)	—
Income from continuing operations before income taxes	(8,645)	5,447	16,175	24,435
Income taxes expenses	(466)	(2,219)	(5,753)	(7,632)
Net income/(loss)	$(9,111)	$3,228	$10,422	$16,803
Net income/(loss) attributable to non-controlling interests	$(1,417)	$2,194	$5,405	$7,276
Net income/(loss) attributable to APWC	(7,694)	1,034	5,017	9,527
Basic and diluted earnings/(loss) per share(1)	$(0.56)	$0.07	$0.36	$0.69

___________

(1)	The calculation of the earnings per share is based on 13,830,751, 13,820,200, 13,819,669 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the year ended December 31, 2012, 2013, 2014 and 2015, respectively.

	As of December 31,
	2015 (as restated)	2014 (as restated)	2013 (as restated)	2012 (as restated)
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$51,303	$68,863	$62,509	$72,816
Working capital	144,306	168,213	172,701	180,902
Total assets	305,256	378,694	364,635	391,751
Total debt	39,238	55,400	43,521	59,577
Net assets	193,275	219,931	226,704	236,257
Capital stock	138	138	138	138
Total APWC shareholders’ equity	134,309	151,547	155,625	161,985

3.2	Exchange Rates

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2015. The respective Noon Buying Rates on December 31, 2015 were US$ 1.00 = Bt 36.08; S$ 1.4166; RMB 6.4778; and A$ 1.3725. The respective Noon Buying Rates on March 31, 2016, the latest practicable date before publication of the Original Filing, were US$ 1.00 = Bt 35.09; S$1.3462; RMB 6.4480 and A$ 1.3026. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

You should carefully consider the following risks before you decide to buy our Common Shares. If any one of these risks or uncertainties were to occur, our business, financial condition, results and performance could be seriously harmed and/or the price of our Common Shares might significantly decrease. The risks and uncertainties described in this Annual Report on Form 20-F/A are not the only ones facing us. Additional risks and uncertainties that currently are not known to us or that we currently believe are immaterial also may adversely affect our businesses, results of operations, condition (financial or otherwise) and the value of any investment in our Common Shares.

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

We are subject to reporting obligations under the U.S. securities laws primarily the Securities Exchange Act of 1934, as amended the (the “Exchange Act”). Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its Annual Report.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this Annual Report, our management has identified a material weakness in our internal control over financial reporting and has concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective. See “Item 15 — Disclosure Controls and Procedures.” A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our material weakness resulted in material errors that caused us to file restated consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015, 2014 and January 1, 2014.

Despite our ongoing efforts to remediate the material weaknesses and ensure the integrity of our financial reporting process, we cannot assure you when the material weakness identified in our internal control over financial reporting will be successfully remediated. Further, we cannot assure you that additional weaknesses, if any, in our internal control over financial reporting will be timely identified and remediated in the future. Any repeated failure to maintain satisfactory controls or implement new controls, as necessary, could result in additional material weaknesses which could reasonably be expected to have a material adverse effect on the value of our Common Shares and could adversely impact the Company’s ability to remain current in its periodic reporting requirements under the Exchange Act. In those circumstances, the Company may be exposed to shareholder claims or regulatory actions. Further, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.

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

Although our reporting currency is U.S. dollars, the functional currency of our Thailand region, which accounted for 42.4% of our sales in 2015, is the Thai Baht. The functional currencies of our ROW region, which accounted for 34.4% of sales in 2015, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 23.2% of our sales in 2015, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), equity investee with 25% equity owned by APWC, accounting under equity method), and Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), their functional currency is Renminbi, while for CCH HK and PEWS their functional currency is U.S. dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts for the reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance measured in U.S. dollars.

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

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis. The days of sales outstanding in 2015 were 74 days, a material improvement over our 85 days of sales outstanding in 2014. The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs. The Company has also reduced its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company has focused also on reducing operating costs where practicable. We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity and maintain a strong cash position. As of December 31, 2015, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $148.6 million, a decrease of $19.7 million from that date one year prior. We believe that available and unused amounts of credit are sufficient to support our current working capital needs. The total bank loans and trust receipts outstanding as of December 31, 2015 were $16.2 million lower than that as of December 31, 2014. Trust receipts represent debt incurred by the Company for goods then in its possession.

4.1.3	Recent Business Trends

APWC experienced a 13.7% reduction in overall 2015 revenues against revenue of 2014 and a decrease in gross profit by 35.0% against that of 2014. The Company’s operating profit in 2015 was $(2.7) million. The profit was eroded because of the material decrease in expenditures on major infrastructure development projects in Thailand, which adversely impacted our gross margins in that region. We also faced increased competition in the ROW region as well as the economy slowdown in the North Asia region. The Company's gross margin yielded earnings per share of $(0.56) in 2015, compared to earnings per share of $0.07 in 2014 and $0.36 in 2013.

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

5.3.1	Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

	For the Year Ended December 31,
	2015 (as restated)	2014 (as restated)	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Net sales	$389,632	$451,327	(61,695)	(13.7)
Costs of sales	(366,143)	(414,583)	48,440	11.7
Gross profit	23,489	36,744	(13,255)	(36.1)
Other operating income	1,140	1,459	(319)	(21.9)
Selling general & administrative expenses	(27,007)	(29,510)	2,503	8.5
Other operating expenses	(332)	(2,168)	1,836	84.7
Operating profit/(loss)	(2,710)	6,525	(9,235)	(141.5)
Finance cost	(1,547)	(1,697)	150	8.8
Finance income	697	1,167	(470)	(40.3)
Share of loss of an associate	(801)	(338)	(463)	(137.0)
Loss on sale of a subsidiary	—	(178)	178	100.0
Exchange loss	(4,223)	(87)	(4,136)	(4,754.0)
Other income	119	104	15	14.4
Other expenses	(180)	(49)	(131)	(267.3)
Income/(loss) from continuing operations before income taxes	(8,645)	5,447	(14,092)	(258.7)
Income taxes expenses	(466)	(2,219)	1,753	79.0
Net income/(loss)	$(9,111)	$3,228	(12,339)	(382.2)
Net income/(loss) attributable to non-controlling interests	(1,417)	2,194	(3,611)	(164.6)
Net income/(loss) attributable to APWC	(7,694)	1,034	(8,728)	(844.1)

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

Operating Profit

Selling, General & Administrative (“SG&A”) expenses were $27.0 million in 2015, decreased by $2.5 million, or 8.5%, from $29.5 million in 2014. The decrease in SG&A was primarily attributable to the decrease in sales-related commissions and remuneration, which resulted from the decrease of government projects. The decrease was also partially attributable to the depreciation of local currencies against the U.S. dollar. For the years ended 2015 and 2014, SG&A expenses accounted for 6.9% and 6.5% of the net sales, respectively.

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

Income Taxes

Income tax expense was $0.5 million in 2015 compared to $2.2 million in 2014. The change was mainly due to the decrease of the income before income tax.

5.3.2	Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

	For the Year Ended December 31,
	2014 (as restated)	2013 (as restated)	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Net sales	$451,327	$460,676	(9,349)	(2.0)
Costs of sales	(414,583)	(408,860)	(5,723)	(1.4)
Gross profit	36,744	51,816	(15,072)	(29.1)
Other operating income	1,459	1,201	258	21.5
Selling general & administrative expenses	(29,510)	(34,640)	5,130	14.8
Other operating expenses	(2,168)	(196)	(1,972)	(1,006.1)
Operating profit	6,525	18,181	(11,656)	(64.1)
Finance cost	(1,697)	(1,734)	37	2.1
Finance income	1,167	1,306	(139)	(10.6)
Share of loss of an associate	(338)	(211)	(127)	(60.2)
Gain on disposal of investment	—	232	(232)	(100.0)
Loss on sale of a subsidiary	(178)	—	(178)	(100.0)
Exchange gain (loss)	(87)	(1,449)	1,362	94.0
Other income	104	110	(6)	(5.5)
Other expenses	(49)	(260)	211	81.2
Income from continuing operations before income taxes	5,447	16,175	(10,728)	(66.3)
Income taxes expenses	(2,219)	(5,753)	3,534	61.4
Net income	$3,228	$10,422	(7,194)	(69.0)
Net income attributable to non-controlling interests	2,194	5,405	(3,211)	(59.4)
Net income attributable to APWC	1,034	5,017	(3,983)	(79.4)

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

Operating Profit

SG&A expenses were $29.5 million in 2014, decreased by $5.1 million, or 14.8%, from $34.6 million in 2013. The decrease in SG&A was primarily attributable to the decrease in sales-related commissions and remuneration. The decrease was partially due to the depreciation of the Thai Baht and Australian dollar. For the years ended 2014 and 2013, SG&A expenses accounted for 6.5% and 7.5% of the net sales, respectively.

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

Income Taxes

Income tax expense was $2.2 million in 2014 compared to $5.8 million in 2013. The change was mainly due to the decrease in pre-tax income. The increase in effective tax rate from 35.57% in 2013 to 40.73% in 2014 was owing to the fact that our future tax benefits resulting from loss carry forwards could not be recognized.

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

Net cash provided by operating activities in the year ended December 31, 2015 was $8.8 million, as compared to $8.3 million of net cash provided by operating activities in the year ended December 31, 2014.

In 2014, net cash provided by operations was $8.3 million compared to $20.8 million in 2013. The decrease was primarily the result of a decrease in net income in 2014.

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2014 and 2015, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $(4.6) million and $(9.7) million, respectively.

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Exchange Act.

In its Original Filing, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2015 (the “Evaluation Date”). Subsequent to the filing of the Original Filing and in connection with the restatement discussed elsewhere in this Annual Report on Form 20-F/A, the Company's management identified a material weakness in the Company's internal control over financial reporting, as described in management's Annual Report on internal control over financial reporting below. As a result of its identification of the material weakness, management, under the supervision and with the participation of our CEO and CFO, reevaluated the effectiveness of the Company's disclosure controls and procedures as of the Evaluation Date. Based on that reevaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were not effective as of the Evaluation Date. Notwithstanding the material weakness, each of the Company's CEO and CFO has concluded, based on his knowledge, that the consolidated financial statements included in this Annual Report on Form 20-F/A fairly present in all material respects the Company's condition (financial and otherwise), results of operations and cash flows of the Company as of, and for, the periods presented in this report, in conformity with IFRS as issued by IASB.

Management’s report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) under the Exchange Act.

Based on the Company’s evaluation under the applicable framework set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission, our management, including our CEO and CFO, concluded that there existed a material weakness in the Company’s internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Management identified a control deficiency in the processes and procedures related to the computation of accrued liabilities. The effect of the deficiency represented a material weakness. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2015.

The material misstatement was caused by the management not having applied the appropriate foreign exchange rates at fiscal year ends to translate certain accrued liabilities denominated in the local currency of RMB to the Company’s functional currency, USD. In response to the material weakness identified above, the Company will engage a third-party accounting professional to provide recommendations on its accounting for foreign currency denominated transactions.

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

Item 16H.	Mine Safety Disclosure

(Not applicable)

Part III

Item 17:	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18:	Financial Statements

See pages F-1 – F-87.

Item 19:	Exhibits

19.1	Index to Audited Financial Statements
Report of independent registered public accounting firm
Consolidated income statements for the years ended December 31, 2015, 2014 and 2013
Consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013
Consolidated balance sheets as of December 31, 2015 and 2014 and January 1, 2014
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

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
April 28, 2017	/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: Chief Executive Officer

175

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements (Restated)

As of December 31, 2015 and 2014 and January 1, 2014

Years ended December 31, 2015, 2014 and 2013

INDEX TO FINANCIAL STATEMENTS

1.	Principal activities and corporate information
2.	Basis of preparation
2.1	Basis of preparation
2.2	Basis of consolidation
3.	Summary of significant accounting policies
4.	Standards issued but not yet effective
5.	Segment information
6.	Material partly-owned subsidiaries
7.	Other income/expenses and adjustments
7.1	Other operating income
7.2	Other operating expenses
7.3	Finance costs
7.4	Finance income
7.5	Other income
7.6	Other expense
7.7	Depreciation, amortization and lease expense included in the consolidated income statements
7.8	Employee benefits expense
8.	Income tax
9.	Earnings per share
10.	Cash and cash equivalents
11.	Other financial assets and financial liabilities
11.1	Other financial assets
11.2	Interest-bearing loans and borrowings
11.3	Hedging activities and derivatives
11.4	Fair values
12.	Trade and other receivables
13.	Inventories
14.	Gross amounts due from customers for contract work-in-progress
15.	Property, plant and equipment
16.	Prepaid land lease payments
17.	Investment properties
18.	Intangible assets
19.	Investment in associates
20.	Trade and other payables
21.	Employee benefit
22.	Equity
23.	Related party transactions
24.	Commitments and contingencies
25.	Fair value measurement
26.	Financial risk management objectives
27.	Subsequent event
28.	Approval of the financial statements
29.	Comparative information
30.	Restatement of consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited (the “Company”) as of December 31, 2015 and 2014 and January 1, 2014, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Asia Pacific Wire & Cable Corporation Limited at December 31, 2015 and 2014, and January 1, 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 30 to the consolidated financial statements, the 2015, 2014 and 2013 consolidated financial statements have been restated.

/s/ Ernst & Young

Taipei, Taiwan

April 24, 2017

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2015, 2014 and 2013

		2015 (as restated)(1)	2014 (as restated)(1)	2013 (as restated)(1)
	Note	US$’000	US$’000	US$’000

Sales of goods / services	3.14	389,632	451,327	460,676

Cost of sales	7,13	(366,143)	(414,583)	(408,860)

Gross profit		23,489	36,744	51,816

Other operating income	7	1,140	1,459	1,201
Selling, general and administrative expenses	7	(27,007)	(29,510)	(34,640)
Other operating expenses	7	(332)	(2,168)	(196)

Operating profit (loss)		(2,710)	6,525	18,181

Finance costs	7	(1,547)	(1,697)	(1,734)
Finance income	7	697	1,167	1,306
Share of loss of associates	19	(801)	(338)	(211)
Gain on disposal of investment – held for sale		-	-	232
Loss on disposal of a subsidiary		-	(178)	-
Exchange loss		(4,223)	(87)	(1,449)
Other income	7	119	104	110
Other expense	7	(180)	(49)	(260)

Profit (Loss) before tax		(8,645)	5,447	16,175

Income tax expense	8	(466)	(2,219)	(5,753)

Profit (Loss) for the year		(9,111)	3,228	10,422

Attributable to:
Equity holders of the parent		(7,694)	1,034	5,017
Non-controlling interests		(1,417)	2,194	5,405

		(9,111)	3,228	10,422

Earnings per share
► Basic and diluted profit (loss) for the year attributable to equity holders of the parent	9	$(0.56)	$0.07	$0.36

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2015, 2014 and 2013

		2015 (as restated)(1)	2014 (as restated)(1)	2013 (as restated)(1)
	Note	US$’000	US$’000	US$’000

Profit/(Loss) for the year		(9,111)	3,228	10,422
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	22	(15,847)	(4,845)	(15,094)

Net gain /(loss) on available-for-sale financial assets		444	(713)	(1,338)
Income tax effect	8	99	214	402

	22	543	(499)	(936)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:

Re-measuring losses on defined benefit plans	21	(154)	(712)	(51)
Income tax effect	8	(52)	213	15

Defined benefit pension plan, net of tax	22	(206)	(499)	(36)

Other comprehensive loss for the year, net of tax		(15,510)	(5,843)	(16,066)

Total comprehensive loss for the year, net of tax		(24,621)	(2,615)	(5,644)

Attributable to:
Equity holders of the parent		(17,238)	(4,078)	(6,328)
Non-controlling interests		(7,383)	1,463	684

		(24,621)	(2,615)	(5,644)

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,		As of January 01,
		2015	2014	2014
		(as restated)(1)	(as restated)(1)	(as restated)(1)
	Note	US$’000	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	51,303	68,863	62,509
Other current financial assets – at fair value through profit or loss	11	19	-	-
Trade receivables	12	69,991	88,194	122,893
Other receivables	12	17,563	23,024	11,139
Due from related parties	23	18,180	24,711	3,842
Inventories	13	83,137	107,430	95,945
Gross amounts due from customers for contract work-in-progress	14	1,071	1,931	2,249
Prepayments		2,258	1,279	1,559
Assets classified as held for sale	15	224	-	-
Other current assets		3,776	2,542	2,113

		247,522	317,974	302,249
Non-current assets
Other non-current financial assets – available for sale	11,25	2,862	2,479	3,189
Other non-current financial assets – held to maturity	11	306	336	335
Property, plant and equipment	15	45,898	47,929	48,709
Prepaid land lease payments	16	1,737	1,859	1,939
Investment properties	17,25	667	757	746
Intangible assets	18	93	110	104
Investments in associates	19	1,633	2,571	2,937
Other non-current assets		203	128	449
Deferred tax assets	8	4,335	4,551	3,978

		57,734	60,720	62,386

Total assets		305,256	378,694	364,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,		As of January 01,
		2015	2014	2014
		(as restated)(1)	(as restated)(1)	(as restated)(1)
	Note	US$’000	US$’000	US$’000
Current liabilities
Interest-bearing loans and borrowings	11	37,701	53,863	41,789
Trade and other payables	20	31,690	36,467	41,369
Due to related parties	23	8,547	22,230	11,126
Due to immediate holding company	23	1,537	1,537	1,732
Accruals		11,540	13,365	14,729
Current tax liabilities	8	5,665	7,727	9,904
Employee benefit liability	21	446	665	419
Financial lease liabilities	24	22	31	37
Provisions for employee benefit	21	442	413	353
Onerous contracts provisions	3.14	79	41	125
Dividend payable		417	428	348
Other current liabilities	3.14	5,130	12,994	7,617

		103,216	149,761	129,548
Non-current liabilities
Employee benefit liability	21	5,859	6,073	5,455
Financial lease liabilities	24	51	38	28
Provisions for employee benefit	21	116	171	224
Other non-current liabilities		5	-	-
Deferred tax liabilities	8	2,734	2,720	2,676

		8,765	9,002	8,383
Total liabilities		111,981	158,763	137,931

Equity	22
Issued capital		138	138	138
Additional paid-in capital		110,608	110,608	110,608
Treasury shares		(38)	(38)	(38)
Retained earnings		43,159	50,853	49,819
Other components of equity		(19,558)	(10,014)	(4,902)

Equity attributable to equity holders of the parent		134,309	151,547	155,625
Non-controlling interests	6	58,966	68,384	71,079

Total equity		193,275	219,931	226,704

Total liabilities and equity		305,256	378,694	364,635

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015, 2014 and 2013

	Attributable to the equity holders of the parent
	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Actuarial losses on defined benefit plans	Available-for-sale reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2013 (as restated)(1)	138	110,608	(6)	44,802	(54)	1,402	5,095	161,985	74,272	236,257
Purchase of treasury shares	-	-	(32)	-	-	-	-	(32)	-	(32)
Net income (as restated)(1)	-	-	-	5,017	-	-	-	5,017	5,405	10,422
Other comprehensive loss (as restated)(1)	-	-	-	-	(19)	(476)	(10,850)	(11,345)	(4,721)	(16,066)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(3,877)	(3,877)
Balance at December 31, 2013 (as restated)(1)	138	110,608	(38)	49,819	(73)	926	(5,755)	155,625	71,079	226,704

Net income (as restated)(1)	-	-	-	1,034	-	-	-	1,034	2,194	3,228
Other comprehensive loss (as restated)(1)	-	-	-	-	(254)	(254)	(4,604)	(5,112)	(731)	(5,843)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(4,158)	(4,158)
Balance at December 31, 2014 (as restated)(1)	138	110,608	(38)	50,853	(327)	672	(10,359)	151,547	68,384	219,931

Net loss (as restated)(1)	-	-	-	(7,694)	-	-	-	(7,694)	(1,417)	(9,111)
Other comprehensive loss	-	-	-	-	(109)	277	(9,712)	(9,544)	(5,966)	(15,510)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(2,035)	(2,035)
Balance at December 31, 2015 (as restated)(1)	138	110,608	(38)	43,159	(436)	949	(20,071)	134,309	58,966	193,275

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
	(as restated)(1)	(as restated)(1)	(as restated)(1)
	US$’000	US$’000	US$’000
Operating activities:
Profit/(Loss) before tax	(8,645)	5,447	16,175
Adjustments to reconcile profit/(loss) before tax to net
cash provided by operating activities:
Depreciation	5,598	6,015	5,590
Reversal of impairment loss of investment properties	(12)	(26)	(68)
Amortization of prepaid land lease payments	59	59	59
Gain on disposal of investment property	(32)	-	-
Amortization of intangible assets	36	31	69
Gain on disposal of property, plant and equipment	(41)	(63)	(113)
Gain on disposal of investment - held for sale	-	-	(232)
Loss on disposal of a subsidiary	-	178	-
Adjustment for gain on fair value of derivatives	(20)	-	-
Dividend income	(99)	(104)	(110)
Finance income	(697)	(1,167)	(1,306)
Finance costs	1,547	1,697	1,734
Share of loss of associates	801	338	211
Impairment for trade receivables	332	2,151	196
Impairment (reversal of impairment) for trade receivables for related parties	(16)	17	-
Impairment (write-back of impairment) of inventories	1,481	2,394	(1,046)
Unrealized foreign exchange difference, net	1,013	286	891
Changes in operating assets and liabilities
Trade and other receivable, net	15,660	7,589	2,999
Inventories	16,042	(15,543)	(5,350)
Prepayment and other current assets	(2,357)	(1,748)	877
Amounts due to/from related parties	(7,611)	4,327	1,696
Other non-current assets	(84)	323	349
Trade and other payables, accruals, other current liabilities and other non-current liabilities	(10,837)	90	3,989
Cash flows provided by operating activities	12,118	12,291	26,610
Dividend received	99	104	110
Interest received	688	1,249	1,334
Interest paid	(1,371)	(699)	(1,420)
Income tax paid	(2,747)	(4,598)	(5,818)
Net cash provided by operating activities	8,787	8,347	20,816
Investing activities:
Proceeds from disposal of available-for-sale financial assets	-	-	2,378
Purchases of property, plant and equipment	(7,417)	(5,951)	(9,494)
Purchases of intangible assets	(27)	(39)	(15)
Proceeds from disposal of held for sale assets	-	-	1,512
Net cash outflow on disposal of subsidiaries	-	(327)	-
Proceeds from disposal of property, plant and equipment	70	65	157
Proceeds from disposal of investment property	53	-	-
Net cash used in investing activities	(7,321)	(6,252)	(5,462)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	(2,035)	(4,158)	(3,877)
Repayments of borrowings	(41,553)	(14,535)	(40,818)
Proceeds from borrowings	28,986	26,392	25,521
Share buy-back	-	-	(32)
Change in financial lease liabilities	(31)	(41)	(165)
Net cash provided by (used in) financing activities	(14,633)	7,658	(19,371)
Effect of exchange rate changes on cash and cash equivalents	(4,393)	(3,399)	(6,290)
Net increase (decrease) in cash and cash equivalents	(17,560)	6,354	(10,307)
Cash and cash equivalents at beginning of year	68,863	62,509	72,816
Cash and cash equivalents at end of year	51,303	68,863	62,509

The accompanying notes are an integral part of these consolidated financial statements.

(1) See Note 30 -Restatement of Consolidated Financial Statements

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

►The rights to receive cash flows from the asset have expired, or

►The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Rental income

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease terms and is included in other operating income due to its operating nature.

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

As of December 31, 2015, the Company has $15,110 (2014: $7,730) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $746 (2014: $40) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $3,473 (2014: $2,815; 2013: $1,566). Further details on taxes are disclosed in Note 8.

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

IFRS 15 Revenue from contracts with customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. IFRS 15 also includes guidance on the presentation of contract balances, this is, assets and liabilities arising from contracts with customers, depending on the relationship between the entity’s performance and the customer’s payment. In addition, the new standard requires a set of quantitative and qualitative disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. IFRS 15 supersedes IAS 11, Construction Contracts and IAS 18, Revenue as well as related interpretations. On September 11, 2015, the IASB issued an amendment formalizing the deferral of the effective date by one year to January 1, 2018. Earlier application is permitted. Furthermore, on April 12, 2016, the IASB issued the document “Clarifications to IFRS 15 Revenue from Contracts with Customers”, which provides clarifications in relation to the identification of performance obligations, principal versus agent considerations, as well as licensing application guidance. The clarifications to IFRS 15 shall be applied for annual periods beginning on or after January 1, 2018.

The revenue standard permits entities to apply the standard retrospectively using any combination of several optional practical expedients. Alternatively, an entity is permitted to recognize the cumulative effect of initially applying the standard as an opening balance sheet adjustment to equity in the period of initial application. This approach must be supplemented by additional disclosures.

The Company has instituted an implementation plan for IFRS 15. According to the implementation plan, the Company is at the stage of analyzing the impact of the adoption of IFRS 15 by reviewing sampled standard and non-standard contracts. The Company will identify, at a later stage, the differences in accounting for revenue recognition between IFRS 15 and existing accounting standards. The Company will also determine and select one application approach from two adoption methods that IFRS 15 allows.

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

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This final version includes requirements on: (1) classification and measurement of financial assets and liabilities; (2) impairment; and (3) hedge accounting. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristic and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new regulations regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company was not able to determine the quantitative impact of its adoption of IFRS 9. The Company will continue to finalize its assessment during 2017.

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

Disclosure Initiative – Amendments to IAS 1

In December 2014, IASB issued the amendments to IAS 1, Presentation of Financial Statements. The amendments mark the completion of the five narrow-focus improvements to disclosure requirements include (1) amended guidance on materiality in IAS 1 to clarify that immaterial information can detract from useful information, materiality applies to the whole of the financial statements and materiality applies to each disclosure requirement in an IFRS; and (2) amended guidance on the order of the notes, including accounting policies to remove language from IAS 1 that has been interpreted as prescribing the order of notes to the financial statements and clarify that entities have flexibility about where they disclose accounting policies in the financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted. The amendment has no impact on the consolidated financial statements of the Company.

IFRS 16 Leases

In January 2016, IASB issued IFRS 16, Leases which will replace IAS 17, Leases. The new standard specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting still used the dual classification approach to classify each lease as an operating lease or a finance lease. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted if IFRS 15 has also been applied. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Disclosure Initiative – Amendment to IAS 7

In January 2016, IASB issued the amendments to IAS 7, Statement of Cash Flows. The amendments relates to changes in liabilities arising from financial activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period. The amendment is effective for annual periods beginning on or after January 1 2017 and is expected to increase the disclosures in the consolidated financial statements.

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

Year ended December 31, 2015	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	90,237	165,354	134,041	389,632	-	389,632
Inter-segment	2,381	1,502	-	3,883	(3,883)	-
Segment net loss (as restated)(1)	(2,401)	(1,100)	(596)	(4,097)	(5,014)	(9,111)
Depreciation and amortization	(1,511)	(2,699)	(1,480)	(5,690)	(3)	(5,693)
Interest income	15	621	77	713	(16)	697
Interest expense	(804)	(467)	(40)	(1,311)	7	(1,304)
Income tax (expense)/benefit (as restated)(1)	614	(655)	(223)	(264)	(202)	(466)

Other disclosures
Capital expenditure	594	6,409	427	7,430	14	7,444

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Year ended December 31, 2104	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	114,836	166,864	169,627	451,327	-	451,327
Inter-segment	1,665	53	-	1,718	(1,718)	-
Segment net income (loss) (as restated)(1)	(2,560)	6,348	7,544	11,332	(8,104)	3,228

Depreciation and amortization	(1,385)	(3,068)	(1,646)	(6,099)	(6)	(6,105)
Interest income	38	1,036	90	1,164	3	1,167
Interest expense	(846)	(427)	(91)	(1,364)	(9)	(1,373)
Income tax expense (as restated)(1)	654	(1,824)	(579)	(1,749)	(470)	(2,219)

Other disclosures
Capital expenditure	2,154	3,159	677	5,990	-	5,990

Year ended December 31, 2013	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	69,347	175,347	215,982	460,676	-	460,676
Inter-segment	43,136	117	38,724	81,977	(81,977)	-
Segment net income (loss) (as restated)(1)	(2,986)	10,940	5,878	13,832	(3,410)	10,422

Depreciation and amortization	(1,063)	(2,947)	(1,675)	(5,685)	(33)	(5,718)
Interest income	67	1,101	135	1,303	3	1,306
Interest expense	(735)	(517)	(95)	(1,347)	(11)	(1,358)
Income tax expense (as restated)(1)	(559)	(2,998)	(1,699)	(5,256)	(497)	(5,753)

Other disclosures
Capital expenditure	3,817	4,606	1,086	9,509	-	9,509

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

Capital expenditure consists of additions of property, plant and equipment, and intangible assets.

Reconciliation of profit

	For the year ended December 31,
	2015	2014	2013
	(as restated)(1)	(as restated)(1)	(as restated)(1)
	US$’000	US$’000	US$’000
Segment net income (loss)	(4,097)	11,332	13,832
Corporate expense	(3,763)	(3,241)	(2,990)
Gain on disposal of investment held for sale	-	-	232
Loss on disposal of a subsidiary	-	(178)	-
Share of net loss of associates	(801)	(338)	(211)
Net gain on financial instruments	20	-	-
Inter-segment profit (elimination)	(268)	(3,877)	56
Tax expenses	(202)	(470)	(497)
Profit (Loss) after tax	(9,111)	3,228	10,422

					Corporate expense
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2015 (as restated)(1)
Total assets	64,087	146,031	91,511	301,629	3,627	305,256
Total liabilities	36,585	43,584	29,911	110,080	1,901	111,981
As of December 31, 2014 (as restated)(1)
Total assets	74,686	194,231	98,539	367,456	11,238	378,694
Total liabilities	43,200	75,639	33,276	152,115	6,648	158,763

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Reconciliation of assets:

	As of December 31,
	2015 (as restated)(1)	2014 (as restated)(1)
	US$’000	US$’000
Segment operating assets	301,629	367,456

Corporate and other assets	3,382	4,828
Investment in associates	1,633	2,571
Deferred tax assets	4,335	4,551
Inter-segment elimination	(5,723)	(712)
Total assets	305,256	378,694

Reconciliation of liabilities:

	As of December 31,
	2015 (as restated)(1)	2014 (as restated)(1)
	US$’000	US$’000
Segment operating liabilities	110,080	152,115

Corporate liabilities	4,484	4,825
Deferred tax liabilities	2,734	2,720
Inter-segment elimination	(5,317)	(897)
Total liabilities	111,981	158,763

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Revenues from external customers

Thailand	128,213	141,661	154,646
Singapore	90,960	115,399	109,790
Australia	36,731	48,706	61,463
PRC	93,718	125,131	116,497
Vietnam	6,170	8,037	6,436
Southeast Asia	33,831	12,393	11,844
Northeast Asia	9	-	-

	389,632	451,327	460,676

Countries in the Southeast Asia region include Cambodia, Indonesia, India, Laos, Malaysia and Myanmar.

Countries in the Northeast Asia region include Japan and South Korea.

Major customer information

Revenue from one customer amounted to $42,279 (2014: $47,175; 2013: $58,984) represent 10.9% (2014: 10.5%; 2013: 12.8%), arising from sales in the ROW segment.

Long-lived assets by the country of domicile are summarized as follow:

	As of December 31,
	2015	2014
	US$’000	US$’000
Long-lived assets by area:
Thailand	24,953	23,574
North Asia	12,370	14,029
ROW	11,059	13,050
Corporate	13	2

Total long-lived assets	48,395	50,655

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

The Company has a subsidiary with material non-controlling interests (“NCI”). Information regarding the subsidiary is as follows:

Proportion of equity interest held by NCI:

		As of December 31,
Name	Country of incorporation and operation	2015	2014

Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	33.65%	33.65%

From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

	As of December 31,
	2015 (as restated)(1)	2014 (as restated)(1)
	US$’000	US$’000
Accumulated balances of material NCI:

CTW Consolidated	54,799	62,455
SYE	1,724	2,192

	For the year ended December 31,
	2015 (as restated)(1)	2014 (as restated)(1)	2013 (as restated)(1)
	US$’000	US$’000	US$’000
Profit / (loss) of material NCI:

CTW Consolidated	(5,624)	2,878	1,015
SYE	(364)	(953)	(254)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

The summarized financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statements for 2015:

	CTW consolidated (as restated)(1)	SYE
	US$’000	US$’000
Revenues	167,462	30,120
Cost of sales	(158,037)	(29,171)
Administrative expenses	(6,744)	(1,422)
Finance costs	(653)	(555)
Others	(2,981)	(54)
Profit/(loss) before tax	(953)	(1,082)
Income tax	(655)	-
Profit/(loss) for the year	(1,608)	(1,082)
Total comprehensive income/(loss)	(11,461)	(1,082)
Profit/(loss) attributable to non-controlling interests	(5,624)	(364)
Dividends paid to non-controlling interests	2,035	-

Summarized income statements for 2014:

	CTW consolidated (as restated)(1)	SYE
	US$’000	US$’000
Revenues	166,917	40,372
Cost of sales	(151,021)	(38,783)
Administrative expenses	(7,063)	(3,665)
Finance costs	(651)	(767)
Others	128	11
Profit/(loss) before tax	8,310	(2,832)
Income tax	(1,824)	-
Profit/(loss) for the year	6,486	(2,832)
Total comprehensive income/(loss)	5,866	(2,832)
Profit/(loss) attributable to non-controlling interests	2,878	(953)
Dividends paid to non-controlling interests	4,158	-

Summarized income statements for 2013:

	CTW consolidated (as restated)(1)	SYE
	US$’000	US$’000
Revenues	175,464	41,251
Cost of sales	(148,861)	(39,699)
Administrative expenses	(12,117)	(1,475)
Finance costs	(770)	(747)
Others	(564)	(85)
Profit/(loss) before tax	13,152	(755)
Income tax	(2,998)	-
Profit/(loss) for the year	10,154	(755)
Total comprehensive income/(loss)	2,068	(755)
Profit/(loss) attributable to non-controlling interests	1,015	(254)
Dividends paid to non-controlling interests	3,877	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheets as of December 31, 2015:

	CTW consolidated (as restated)(1)	SYE
	US$’000	US$’000
Cash, inventory and other current assets	117,913	12,246
Property, plant and equipment and other non-current assets	39,885	1,799
Trade and other payable (current)	(37,719)	(8,922)
Other non-current liabilities	(5,867)	-
Non-controlling interest	(2,537)	-
Total equity	111,675	5,123
Equity attributable to equity holders of the parent	56,876	3,399
Non-controlling interests	54,799	1,724

Summarized balance sheets as of December 31, 2014:

	CTW consolidated (as restated)(1)	SYE
	US$’000	US$’000
Cash, inventory and other current assets	167,785	14,903
Property, plant and equipment and other non-current assets	38,193	2,170
Trade and other payable (current)	(69,565)	(10,558)
Other non-current liabilities	(6,073)	-
Non-controlling interest	(3,062)	-
Total equity	127,278	6,515
Equity attributable to equity holders of the parent	64,823	4,323
Non-controlling interests	62,455	2,192

Summarized cash flow information for the year ended December 31, 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	907	2,046
Investing	585	(68)
Financing	(19,043)	(2,619)
Effect of changes in exchange rate on cash	(3,384)	(64)
Net decrease in cash and cash equivalents	(20,935)	(705)

Summarized cash flow information for the year ended December 31, 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	7,985	1,544
Investing	(13,881)	(97)
Financing	7,443	(1,189)
Effect of changes in exchange rate on cash	90	(18)
Net increase in cash and cash equivalents	1,637	240

Summarized cash flow information for the year ended December 31, 2013:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	15,644	(1,715)
Investing	771	(72)
Financing	(11,772)	1,819
Effect of changes in exchange rate on cash	511	(3)
Net increase in cash and cash equivalents	5,154	29

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS

7.1	Other operating income

	For the year ended December 31,
	2015	2014 (as restated)(1)	2013 (as restated)(1)
	US$’000	US$’000	US$’000
Reversal of allowance for related parties	16	-	-
Reversal of allowance for investment properties	12	26	68
Gain on disposal of property, plant, and equipment	41	63	113
Gain on disposal of investment property	32	-	-
Sales of scrap copper	607	493	392
Others	432	877	628

Total other operating income	1,140	1,459	1,201

(1) See Note 30 -Restatement of Consolidated Financial Statements

7.2	Other operating expenses

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Allowance for trade receivables for related parties	-	17	-
Allowance for trade receivables	332	2,151	196

Total other operating expenses	332	2,168	196

7.3	Finance costs

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Interest on debts and borrowings	1,300	1,368	1,339
Finance charges payable under finance leases and hire purchase contracts	4	5	19

Total interest expenses	1,304	1,373	1,358

Banking charges	243	324	376

Total finance costs	1,547	1,697	1,734

7.4	Finance income

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000

Interest income	697	1,167	1,306

Total finance income	697	1,167	1,306

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS (continued)

7.5	Other income
	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Net gain on financial instruments	20	-	-
Dividend income	99	104	110

Total other income	119	104	110

7.6	Other expenses
	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Net loss on financial instruments	-	-	207
Others	180	49	53

Total other expenses	180	49	260

7.7	Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,720	4,986	4,582
Amortization – intangible assets	5	2	-
Included in selling expenses:
Depreciation – tangible assets	167	188	223
Included in general and administrative expenses:
Depreciation – tangible assets	695	823	767
Amortization – intangible assets	31	29	69
Amortization – prepaid land lease payment	59	59	59
Depreciation – investment property	16	18	18
Minimum lease payments recognised as an operating lease expense	876	1,100	1,301
	6,569	7,205	7,019

7.8	Employee benefits expenses

	For the year ended December 31,
	2015	2014	2013
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	12,575	14,183	14,469
Labor and health insurance costs	151	67	53
Pension costs	854	927	917
Other employment benefits	691	788	838
Included in selling expenses:
Wages and salaries	3,381	3,784	3,774
Labor and health insurance costs	14	10	9
Pension costs	291	324	318
Other employment benefits	37	51	84
Included in general and administrative expenses:
Wages and salaries	8,140	9,569	9,746
Labor and health insurance costs	247	204	215
Pension costs	578	576	599
Director fees	745	907	2,120
Other employment benefits	257	366	386

Total employee benefits expenses	27,961	31,756	33,528

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC. The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2015, and there is no withholding tax on dividends applicable to the Company. For Thailand, the statutory corporate income tax rate was 30% and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). As a part of an initiative to promote Thailand’s competitiveness, the Thai Government announced in Royal Decree (No. 530) to provide for a reduction of corporate income tax from 30% to: (1) 23% for any accounting periods commencing between January 1, 2012 and December 31, 2012; (2) 20% from any accounting periods commencing between January 1, 2013 and December 31, 2014. Thai Government announced in Royal Decree (No. 577) the corporate income tax continues at 20% on or after January 1, 2015, but not exceeding December 31, 2015. On October 13, 2015, the Thai Cabinet approved the draft of Revenue Code Amendment Act (the “Act”) to permanently reduce the corporate income tax rate to 20% from the accounting period beginning on or after January 1, 2016. In March 2016, the draft Act amending the Revenue Code has been approved by the Thai National Legislative Assembly. In Australia, the corporate income tax rate was 30% for 2012/2013, 2013/2014 and 2014/2015 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2015.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2015, 2014 and 2013 are:

	2015 (as restated)(1)	2014 (as restated)(1)	2013 (as restated)(1)
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	601	2,407	4,960
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	(631)	(188)	793
Relating to change in tax rate	496	-	-

Income tax expense reported in the income statement	466	2,219	5,753

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Unrealized gain/(loss) on available-for-sale financial assets
Recognized during the year	72	(214)	(402)
Effect of change in tax rate	(171)	-	-
Net loss on actuarial gains and losses
Recognized during the year	(31)	(213)	(15)
Effect of change in tax rate	83	-	-

Income tax benefits charged to other comprehensive (loss) income	(47)	(427)	(417)

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

	2015 (as restated)(1)	2014 (as restated)(1)	2013 (as restated)(1)
	US$’000	US$’000	US$’000

Profit before tax	(8,645)	5,447	16,175
Tax at statutory rate of 20% (2014: 20%; 2013: 20%)	(1,730)	1,089	3,235
Foreign income taxed at different rate	632	794	994
Expenses not deductible/(solely deductible) for tax purpose	393	(366)	156
Utilization of previously unrecognized tax losses	-	-	(10)
Net deferred tax asset not recognized	1,152	1,196	656
Tax exempt on income	(45)	(187)	(43)
Uncertain tax position	(528)	(1,039)	318
Return to provision adjustment	(83)	12	(151)
Deferred tax liability arising from undistributed earnings	(72)	85	239
Effect of changes in temporary differences to be realized in different periods with different enacted tax rates	496	14	(36)
Withholding tax on dividends	206	558	584
Others	45	63	(189)

Income tax expense reported in income statement	466	2,219	5,753

At the effective income tax rate of -5.39% (2014: 40.74%; 2013: 35.57%)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2015	2014	2015	2014	2013
	(as restated)(1)		(as restated)(1)
	US$’000	US$’000	US$’000	US$’000	US$’000

Outside basis differences	(2,703)	(2,775)	(72)	85	239
Revaluations of available-for-sale
investment to fair value	(466)	(565)	-	-	-
Book over tax basis in subsidiary	(41)	(36)	9	6	1
Accrued interest income	(79)	(77)	2	9	10
Unutilized building allowance (net)	(92)	63	151	(286)	231
Unused tax losses	746	40	(710)	146	(197)
Allowance for doubtful accounts	122	102	(29)	27	143
Inventory impairment	941	750	(249)	(470)	137
Allowance for impairment in	380	411			33
investments			-	-
Rebates and other accrued liabilities	563	701	60	4	417
Unpaid retirement benefits	1,047	1,680	485	(14)	(115)
Charges related to flooding in	-	-			8
Thailand			-	-
Deferred revenue and cost of sales	310	416	70	277	(118)
Actuarial loss	214	275	-	-	-
Unabsorbed depreciation	663	842	140	21	19
Allowance for investment property
impairment	-	4	4	7	(15)
Mark-to-Market value of forward
contract	(4)	-	4	-	-
Deferred tax expenses / (benefits)			(135)	(188)	793
Net deferred tax assets	1,601	1,831

Reflected in the balance sheet as follows:

Deferred tax assets	4,335	4,551
Deferred tax liabilities	(2,734)	(2,720)
Deferred tax assets, net	1,601	1,831

Reconciliation of deferred tax assets, net

	2015 (as restated)(1)	2014	2013
	US$’000	US$’000	US$’000

Opening balance as of January 1	1,831	1,302	2,096
Tax benefit/(expenses) during the period recognized in profit or loss	135	188	(793)
Tax benefit/(expenses) during the period recognized in other comprehensive income	47	427	417
Exchange difference on translation foreign operations	(412)	(86)	(418)
Closing balance as of December 31	1,601	1,831	1,302

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

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Company were able to recognize all unrecognized deferred tax assets, the profit would increase by $3,473 for the year ended December 31, 2015 (2014: $2,815; 2013: $1,566).

There are no income tax consequences attached to the payment of dividends in either 2015 or 2014 by the Company to its shareholders.

As of December 31, 2015 and 2014, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore. The Company’s tax years from 2010 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions
	2015 (as restated)(1)	2014 (as restated)(1)	2013 (as restated)(1)
	US$’000	US$’000	US$’000
Balance as of January 1	2,144	2,608	2,598
Additions based on tax positions related to the current year	-	-	72
Decrease due to lapses in statute of limitations	(176)	(422)	(145)
Exchange difference	(112)	(42)	83

Balance as of December 31	1,856	2,144	2,608

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2015, 2014 and 2013 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $1,856, $2,144 and $2,608 respectively.

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2015 (as restated)(1)	2014 (as restated)(1)	2013 (as restated)(1)
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	2,355	2,442	2,783
Accrued penalties on uncertain tax position	1,060	1,213	1,448

For the years ended December 31, 2015, 2014 and 2013, the Company recognized $321, $373 and $459 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2015, 2014 and 2013, the Company reversed $276, $668 and $214 in interest and $88, $211 and $64 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2015, 2014 and 2013, the exchange difference of $(132), $(46) and $79 relating to interests, $(65), $(24) and $47 relating to penalty were included in income tax expenses.

The Company considers each uncertain tax positions individually, by first consider whether each position taken in the tax return is probable of being sustained on examination by the taxing authority. It should recognize a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions presented in the current tax liability is the total liability for uncertain tax positions.

(1) See Note 30 -Restatement of Consolidated Financial Statements

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

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended
	December 31,
	2015	2014	2013
	(as restated)(1)	(as restated)(1)	(as restated)(1)
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit/(loss) attributable to APWC from continuing operations	(7,694)	1,034	5,017
Net profit/(loss) attributable to APWC	(7,694)	1,034	5,017

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,820,200

Earnings per share – basic and diluted
Continuing operations	(0.56)	0.07	0.36
Total earnings per share – basic and diluted	(0.56)	0.07	0.36

(1) See Note 30 -Restatement of Consolidated Financial Statements

Income from continuing operations attributable to non-controlling interests as restated are $(1,417), $2,194 and $5,405 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

	As of December 31,
	2015				2014
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Current interest-bearing loans and borrowings
Bank loans	3.10 ~ 3.29	Apr. 2016	USD$5,000	5,000	-	-	-	-
Bank loans	4.65 ~ 5.82	Mar. 2016 ~ Oct. 2016	RMB$51,920	7,900	5.88 ~ 6.45	Mar. 2015 ~ Dec. 2015	RMB$78,250	12,589
Trust receipt	1.00 ~ 1.30	Jan. 2016 ~ Jun. 2016	THB$822,153	22,905	1.20 ~ 1.60	Jan. 2015 ~ Jun. 2015	THB$1,291,811	39,469
Trust receipt	2.96	Dec. 2016	SGD$2,677	1,896	1.97 ~ 1.98	Dec. 2015	SGD$2,386	1,805
Total current interest-bearing loans and borrowings				37,701				53,863

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

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

As of December 31, 2015 and 2014, the Company had outstanding forward contracts with notional amounts of $11.5 million and $nil respectively. The outstanding forward contracts mature between January 5, 2016 and June 20, 2016. The Company recognized gains amounted to $20, $nil and $nil for the years ended December 31, 2015, 2014 and 2013, respectively, in the consolidated income statements.

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

11.4  Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2015	2014 (as restated)(1)	2015	2014 (as restated)(1)
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	51,303	68,863	51,303	68,863
Other current financial assets – at fair value through profit or loss	19	-	19	-
Trade receivables	69,991	88,194	69,991	88,194
Other receivables	17,563	23,024	17,563	23,024
Due from related parties	18,180	24,711	18,180	24,711
Financial assets-non-current
Other non-current financial assets – available for sale	2,862	2,479	2,862	2,479
Other non-current financial assets – held to maturity	306	336	306	336
Total	160,224	207,607	160,224	207,607

Financial liabilities-current
Interest-bearing loans and borrowings	37,701	53,863	37,701	53,863
Trade and other payables	31,690	36,467	31,690	36,467
Due to related parties	8,547	22,230	8,547	22,230
Due to immediate holding company	1,537	1,537	1,537	1,537
Financial lease liabilities	22	31	22	31
Financial liabilities-non-current
Financial lease liabilities	51	38	51	38
Total	79,548	114,166	79,548	114,166

(1) See Note 30 -Restatement of Consolidated Financial Statements

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

►	Cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, due to immediate holding company and financial lease liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
►	Fixed-rate and variable-rate receivables/borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2015, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.4 Fair value (continued)

►	Fair value of other current financial assets - derivatives is derived from quoted market prices.
►	Fair value of unquoted available-for-sale financial assets is estimated using appropriate valuation techniques.
►	Fair value of interest-bearing borrowings and loans and other non-current financial assets – held to maturity are determined by using discounted cash flow method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2015 was assessed to be insignificant.

Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2015 and 2014)	Sensitivity of the input to fair value
				2015	2014
Financial asset
Available-for-sale financial assets in unquoted equity instruments	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $211	5% decrease in the discount would increase in fair value by $183

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

The Company obtained collateral in respect of customer doubtful accounts. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful accounts. In 2017, a lawsuit was filed by a debtor to rescind the foreclosure that the Company has undertaken on the collateral in Thailand. Although the estimated litigation process may be as long as two years if it reaches to the supreme court, the Company believes that it has the first lien on the collateral and its foreclosure will prevail. The collateral is in general, not recorded on the balance sheet. The fair value of the collateral has been determined based on the valuation performed by independent appraisers. As of December 31, 2015 and 2014, the fair values of the collateral were $836 and $917, respectively, which were higher than the amounts of the associated delinquent accounts, as a result, no impairments were recognized.

See Note 26(b) credit risk of trade receivables, which discusses how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2015	2014 (as restated)(1)
	US$’000	US$’000
Raw materials and supplies	25,812	37,557
Work in progress	16,446	13,790
Finished goods	32,167	42,896
Distributed products	13,578	16,957
	88,003	111,200
Allowance for inventories	(4,866)	(3,770)
Total inventories at the lower of cost and net realizable value	83,137	107,430

For the years ended December 31, 2015 and 2014, the Company recognized allowance for inventory of $1,481 and $2,394 as an expense in cost of sales for inventories carried at net realizable value.

For the year ended December 31, 2013, the amount of $1,046 was credited to cost of sales when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

(1) See Note 30 -Restatement of Consolidated Financial Statements

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
As of December 31, 2014 :
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

The amount recognized in profit arising from the investment properties for the years ended December 31, 2015, 2014 and 2013 was as follow:

	2015	2014	2013
	US$’000	US$’000	US$’000
Rental income derived from investment properties	16	11	21
Direct operating expenses (including repairs and maintenance) generating rental income	(1)	(1)	(1)
Direct operating expenses (including repairs and maintenance) that did not generating rental income	(1)	(1)	(1)
Net profit arising from investment properties carried at cost	14	9	19

The fair value of the investment properties are stated below:

	As of December 31,
	2015	2014
	US$’000	US$’000
Land not being used for operation	10,565	11,509
Office building for rent	513	647

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

The associates of the Company are set out below:

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2015	2014

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%

Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%

Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%

Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	28.06%

	As of December 31,
	2015	2014
	US$’000	US$’000
Balance at January 1	2,571	2,937
Additions	-	-
Capital return	-	-
Share of loss of associates	(801)	(338)
Exchange difference	(137)	(28)

Balance at December 31	1,633	2,571

The investments in Loxpac and Loxpac HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

The Company’s investments in associates are accounted for using the equity method in the consolidated financial statements.

The following table summarized financial information of the Company’s investments in associates:

	As of December 31, 2015
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Current assets	102,529	23	102,552
Non-current assets	3,217	1,741	4,958
Current liabilities	(102,345)	(3)	(102,348)
Non-current liabilities	-	(163)	(163)
Equity	3,401	1,598	4,999

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	49%
Carrying amount of the investment	850	783	1,633

Revenue	28,989	-	28,989
Profit	(3,194)	(6)	(3,200)

Share of the associates’ profit for the year:	(798)	(3)	(801)

	As of December 31, 2014
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Current assets	102,168	1,941	104,109
Non-current assets	3,863	-	3,863
Current liabilities	(99,194)	(182)	(99,376)
Non-current liabilities	-	-	-
Equity	6,837	1,759	8,596

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

	As of December 31, 2014
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	49%
Carrying amount of the investment	1,709	862	2,571

Revenue	47,391	-	47,391
Profit	(1,339)	(6)	(1,345)

Share of the associates’ profit for the year:	(335)	(3)	(338)

	As of December 31, 2013
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Revenue	48,950	-	48,950
Profit	(825)	(10)	(835)

Share of the associates’ profit for the year:	(206)	(5)	(211)

As of December 31, 2015 and 2014, the Company's associates had no contingent liabilities or capital commitments.

20.	TRADE AND OTHER PAYABLES

	As of December 31,
	2015	2014
	US$’000	US$’000
Trade payables	27,343	30,411
Other payables	4,347	6,056
	31,690	36,467

Terms and conditions of the above financial liabilities:

►	Trade payables are non-interest bearing and are normally settled on 60-day terms.
►	Other payables are non-interest bearing and have an average term of 60 days.
►	For terms and conditions relating to other related parties, refer to Note 23.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY

	As of December 31,
Authorized shares	2015	2014
	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2015	13,830,769	138
At December 31, 2014	13,830,769	138
At January 1, 2014	13,830,769	138

Outstanding shares
Number of shares
At January 1, 2013	13,828,869
Purchase of treasury shares	(9,200)
At December 31, 2013	13,819,669
Purchase of treasury shares	-
At December 31, 2014	13,819,669
Purchase of treasury shares	-
At December 31, 2015	13,819,669

Additional paid-in-capital

US$,000
At January 1, 2013	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2013	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2014	110,608
Increase in shareholding in a subsidiary	-
At December 31, 2015	110,608

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY (continued)

Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2015
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(15,847)	-	(15,847)
Re-measuring losses on defined benefit plans	-	-	(206)	(206)
Net loss on available-for-sale financial assets	543	-	-	543
	543	(15,847)	(206)	(15,510)

	For the year ended December 31, 2014
	Available-for-sale reserve	Foreign currency translation reserve (as restated)(1)	Actuarial losses on defined benefit plans	Total (as restated)(1)
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(4,845)	-	(4,845)
Re-measuring losses on defined benefit plans	-	-	(499)	(499)
Net gain on available-for-sale financial assets	(499)	-	-	(499)
	(499)	(4,845)	(499)	(5,843)

	For the year ended December 31, 2013
	Available-for-sale reserve	Foreign currency translation reserve (as restated)(1)	Actuarial losses on defined benefit plans	Total (as restated)(1)
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(15,094)	-	(15,094)
Re-measuring losses on defined benefit plans	-	-	(36)	(36)
Net gain on available-for-sale financial assets	(936)	-	-	(936)
	(936)	(15,094)	(36)	(16,066)

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS

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

(a)	Outstanding balance with related parties:

  The following table provided the total amount of outstanding balance at December 31, 2015 and 2014.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2015	2014	2015	2014 (as restated)(1)
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	742	639	424	4,310
PEWC, Singapore Branch	11	-	-	-
PEWC Singapore Co. (Pte) Ltd.	-	-	982	973
PEWC (HK)	14,653	21,141	4,989	14,938
Dragon Conqueror Limited	-	220	-	-

The immediate holding company
Moon View	-	-	1,537	1,537

Associate
SPHC	163	178	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	2,611	2,532	406	450
Fujikura Limited	-	-	338	104

Others	-	-	46	93
Total	18,180	24,711	10,084	23,767

As of December 31, 2015 and 2014, the interest rates on the balance due to PEWC Singapore Co., (Pte) Ltd. range from 1.26% to 1.32% and 1.23% to 1.24%, respectively, and the payables are repayable upon demand. All balances with related parties are unsecured.

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with related parties:

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2015	2014 (as restated)(1)	2013
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases of materials	3,706	16,036	15,505
	Purchases of products	3,592	4,804	-
	Sales	111	410	287
	Management fee received	17	19	19
	Management fee paid	241	256	252
	Information technology service fee paid	97	115	118
PEWC, Singapore Branch	Management fee received	14	-	-
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	9	9	11
PEWC (HK)	Purchases of materials	32,440	23,132	-
	Sales	29,634	19,789	-

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	3,030	2,418	2,192
	Construction of factory building expenses and acquisition of assets	2,605	-	-
Fujikura Limited	Purchases of products	917	1,179	1,412

(1) See Note 30 -Restatement of Consolidated Financial Statements

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

The analysis exclude the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

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

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2015, 2014 and 2013 to increase/decrease by $89, $127 and $100, respectively.

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year				Total
	(as restated)(1)	2 to 3 years	4 to 5 years	> 5 years	(as restated)(1)
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2015
Financial liabilities
Interest-bearing loans and borrowings	38,092	-	-	-	38,092
Trade and other payables	31,690	-	-	-	31,690
Due to related parties	8,547	-	-	-	8,547
Due to immediate holding company	1,537	-	-	-	1,537
Finance lease liability	25	43	11	-	79
	79,891	43	11	-	79,945

As of December 31, 2014
Financial liabilities
Interest-bearing loans and borrowings	54,712	-	-	-	54,712
Trade and other payables	36,467	-	-	-	36,467
Due to related parties	22,230	-	-	-	22,230
Due to immediate holding company	1,537	-	-	-	1,537
Finance lease liability	34	25	17	-	76
	114,980	25	17	-	115,022

(1) See Note 30 -Restatement of Consolidated Financial Statements

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(d)	Capital management

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

	As of December 31,
	2015 (as restated)(1)	2014 (as restated)(1)
	US$’000	US$’000
Interest bearing loans and borrowings	37,701	53,863
Trade and other payables	31,690	36,467
Less: cash and cash equivalents	(51,303)	(68,863)
Net debt	18,088	21,467
Total Equity	193,275	219,931
Capital and net debt	211,363	241,398
Gearing ratio	8.6%	8.9%

(1) See Note 30 -Restatement of Consolidated Financial Statements

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

27.	SUBSEQUENT EVENT

(a)	On March 15, 2016, the Board of Directors of Charoong Thai approved the dividend payments to its shareholders in Baht 79.6 million. The dividend payment was approved by the Annual General Meeting of Shareholders on April 29, 2016.

(b)	On May 31, 2016, the Board of Directors of Charoong Thai approved the sale of land not being used for operating for a consideration of Baht 165 million. The sale of the land resulted in a gain of Baht 157 million which was recognized in the Company’s 2016 consolidated financial statements.

(c)	On November 11, 2016, the Company announced a dividend policy that APWC intends to pay cash dividends of at least 25% of its net post-tax audited consolidated profit attributable to shareholders.

(d)	On December 13, 2016, the Company entered into an agreement to sell its buildings and land use rights at its NPC subsidiary for a consideration of RMB 60.6 million, or approximately US$8.8 million. The transaction completed in March 2017. The sale of NPC’s land use rights and buildings resulted in a gain of approximately US$4.5 million which will be recognized in the Company’s 2017 consolidated financial statements. The Company is also in the process of selling the machinery utilized in the facility.

(e)	On December 31, 2016, the Company recognized an impairment of US$2.5 million related to its two subsidiaries, machinery & equipment according to valuations performed by external appraisers.

(f)	On March 13, 2017, the Board of Directors of Charoong Thai approved the dividend payments to its shareholders in Baht 139.3 million. The dividend payment will be proposed to the 2017 Annual General Meeting of Shareholders for further approval.

Other than the above events, the Company is not aware of any matter or circumstance not otherwise dealt with in the report that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on April 21, 2017.

29. COMPARATIVE INFORMATION

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

30.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company announced that it had identified historical accounting errors relating to accrued liabilities attributable to the application of inaccurate currency exchange rates used to translate such liabilities. The accounting errors understated accrued liabilities and overstated retained earnings in its previously issued financial statements as of December 31, 2015, 2014 and 2013. Net loss was overstated for the year ended December 31, 2015, net income was understated for the year ended December 31, 2014 and overstated for the year ended December 31, 2013.

The Audit Committee concluded on March 29, 2017 that the Company's previously issued consolidated financial statements for fiscal years ended December 31, 2015, 2014 and 2013 should no longer be relied upon. The Company determined the errors were material and would require the Company to restate certain of its previously issued financial statements. For the years ended December 31, 2015, 2014 and 2013, selling, general and administrative expenses were understated by $72 thousand, $84 thousand and $81 thousand, respectively. Exchange loss was overstated by $0.4 million and $0.1 million for the years ended December 31, 2015 and 2014, respectively, and understated by $0.2 million for the year ended December 31, 2013. As of December 31, 2015, 2014 and 2013, accrued liabilities were understated by $1.0 million, $1.4 million and $1.4 million, respectively, and retained earnings were overstated by $1.4 million, $1.4 million and $1.1 million, respectively.

The Company is also restating other operating income, income tax expense, inventories, other current assets, other non-current assets, deferred tax assets, amount due to related parties, current tax liabilities and retained earnings and non-controlling interests to reflect the correction of prior years’ uncorrected immaterial errors.

The following discloses each line item that is affected by the restatement of the Company's consolidated financial statements as of December 31, 2015, 2014 and 2013 and the three years ended December 31, 2015, 2014 and 2013.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consolidated income statements and statements of comprehensive income (loss):

	Year ended December 31, 2015
(in thousands, except per share data)	As Previously Reported	Effect of Restatement	Restated
Selling, general and administrative expenses	$(26,882)	$(125)	$(27,007)
Operating loss	(2,585)	(125)	(2,710)
Exchange loss	(4,640)	417	(4,223)
Loss before tax	(8,937)	292	(8,645)
Income tax expense	(661)	195	(466)
Loss for the year	(9,598)	487	(9,111)
Equity holders of the parent	(8,158)	464	(7,694)
Non-controlling interests	(1,440)	23	(1,417)
Total comprehensive loss for the year, net of tax	(25,108)	487	(24,621)
Basic and diluted loss for the year attributable to equity holders of the parent	(0.59)	0.03	(0.56)

	Year ended December 31, 2014
(in thousands, except per share data)	As Previously Reported	Effect of Restatement	Restated
Other operating income	1,135	324	1,459
Selling, general and administrative expenses	(29,479)	(31)	(29,510)
Operating profit	6,232	293	6,525
Exchange loss	(206)	119	(87)
Profit before tax	5,035	412	5,447
Income tax expense	(2,274)	55	(2,219)
Profit for the year	2,761	467	3,228
Equity holders of the parent	572	462	1,034
Non-controlling interests	2,189	5	2,194
Total comprehensive loss for the year, net of tax	(2,758)	143	(2,615)
Basic and diluted profit for the year attributable to equity holders of the parent	0.04	0.03	0.07

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2013
(in thousands, except per share data)	As Previously Reported	Effect of Restatement	Restated
Other operating income	$1,525	$(324)	$1,201
Selling, general and administrative expenses	(34,559)	(81)	(34,640)
Operating profit	18,586	(405)	18,181
Exchange loss	(1,245)	(204)	(1,449)
Profit before tax	16,784	(609)	16,175
Income tax expense	(5,518)	(235)	(5,753)
Profit for the year	11,266	(844)	10,422
Equity holders of the parent	5,847	(830)	5,017
Non-controlling interests	5,419	(14)	5,405
Total comprehensive loss for the year, net of tax	(5,124)	(520)	(5,644)
Basic and diluted profit for the year attributable to equity holders of the parent	0.42	(0.06)	0.36

Consolidated balance sheets:

	As of December 31, 2015
(in thousands)	As Previously Reported	Effect of Restatement	Restated
Assets
Deferred tax assets	$4,481	$(146)	$4,335
Total assets	305,402	(146)	305,256
Liabilities
Accruals	10,527	1,013	11,540
Current tax liabilities	6,031	(366)	5,665
Current liabilities	102,569	647	103,216
Total liabilities	111,334	647	111,981
Equity
Retained earnings	44,180	(1,021)	43,159
Equity attributable to equity holders of the parent	135,330	(1,021)	134,309
Non-controlling interests	58,738	228	58,966
Total equity	194,068	(793)	193,275
Total liabilities and equity	305,402	(146)	305,256

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2014
(in thousands)	As Previously Reported	Effect of Restatement	Restated
Assets
Inventories	$107,408	$22	$107,430
Other current assets	2,582	(40)	2,542
Current assets	317,992	(18)	317,974
Other non-current assets	88	40	128
Non-current assets	60,680	40	60,720
Total assets	378,672	22	378,694
Liabilities
Due to related parties	22,208	22	22,230
Accruals	12,060	1,305	13,365
Current tax liabilities	7,752	(25)	7,727
Current liabilities	148,459	1,302	149,761
Total liabilities	157,461	1,302	158,763
Equity
Retained earnings	52,338	(1,485)	50,853
Equity attributable to equity holders of the parent	153,032	(1,485)	151,547
Non-controlling interests	68,179	205	68,384
Total equity	221,211	(1,280)	219,931
Total liabilities and equity	378,672	22	378,694

	As of December 31, 2013
(in thousands)	As Previously Reported (2)	Effect of Restatement	Restated
Liabilities
Accruals	$13,336	$1,393	$14,729
Current tax liabilities	9,874	30	9,904
Current liabilities	128,125	1,423	129,548
Total liabilities	136,508	1,423	137,931
Equity
Retained earnings	51,766	(1,947)	49,819
Other components of equity	(5,226)	324	(4,902)
Equity attributable to equity holders of the parent	157,248	(1,623)	155,625
Non-controlling interests	70,879	200	71,079
Total equity	228,127	(1,423)	226,704
Total liabilities and equity	364,635		364,635

(2) The consolidated balance sheet as of December 31, 2013 is consistent to that of January 1, 2014.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows:

	Year ended December 31, 2015
(in thousands)	As Previously Reported	Effect of Restatement	Restated
Loss before tax	$(8,937)	$292	$(8,645)
Unrealized foreign exchange difference, net	1,430	(417)	1,013
Inventories	16,020	22	16,042
Prepayment and other current assets	(2,317)	(40)	(2,357)
Amounts due to/from related parties	(7,589)	(22)	(7,611)
Other non-current assets	(124)	40	(84)
Trade and other payables, accruals, other current liabilities and other non-current liabilities	(10,545)	(292)	(10,837)
Cash flows provided by operating activities	12,535	(417)	12,118
Net cash provided by operating activities	9,204	(417)	8,787
Effect of exchange rate changes on cash and cash equivalents	(4,810)	417	(4,393)

	Year ended December 31, 2014
(in thousands)	As Previously Reported	Effect of Restatement	Restated
Profit before tax	$5,035	$412	$5,447
Unrealized foreign exchange difference, net	405	(119)	286
Inventories	(15,521)	(22)	(15,543)
Prepayment and other current assets	(1,788)	40	(1,748)
Amounts due to/from related parties	4,305	22	4,327
Other non-current assets	363	(40)	323
Trade and other payables, accruals, other current liabilities and other non-current liabilities	178	(88)	90
Cash flows provided by operating activities	12,086	205	12,291
Net cash provided by operating activities	8,142	205	8,347
Effect of exchange rate changes on cash and cash equivalents	(3,194)	(205)	(3,399)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2013
(in thousands)	As Previously Reported	Effect of Restatement	Restated
Profit before tax	$16,784	$(609)	$16,175
Noncash other income	(324)	324	-
Unrealized foreign exchange difference, net	687	204	891
Trade and other payables, accruals, other current liabilities and other non-current liabilities	3,704	285	3,989
Cash flows provided by operating activities	26,406	204	26,610
Net cash provided by operating activities	20,612	204	20,816
Effect of exchange rate changes on cash and cash equivalents	(6,086)	(204)	(6,290)

