Form 20-F
period 2016-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2017-05-01
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

In particular, these statements include, among other things, statements relating to:

•	our business strategy;
•	our prospects for future revenues and profits in the markets in which we operate;
•	the impact of political, legal or regulatory changes or developments in the markets in which we do business;
•	our dependence upon the level of business activity and investment by our customers for the generation of our sales revenue;
•	our reliance on our majority shareholder for research and development relating to our product lines
•	the fact that our common shares (the “Common Shares”) are traded on a national exchange in the United States;
•	our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost of our raw materials; and
•	our liquidity.

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

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(in US$ thousands)
Income Statement Data:
Sales of goods/services	$384,565	$389,632	$451,327	$460,676	$462,265
Costs of sales	(352,957)	(366,143)	(414,583)	(408,860)	(411,786)
Gross profit	31,608	23,489	36,744	51,816	50,479
Other operating income	5,441	1,140	1,459	1,201	7,046
Selling, general & administrative expenses	(26,325)	(27,007)	(29,510)	(34,640)	(34,666)
Other operating expenses	(3,386)	(332)	(2,168)	(196)	(888)
Operating profit/(loss)	7,338	(2,710)	6,525	18,181	21,971
Finance cost	(1,147)	(1,547)	(1,697)	(1,734)	(2,195)
Finance income	1,045	697	1,167	1,306	1,322
Share of loss of associates	(710)	(801)	(338)	(211)	(21)
Gain on disposal of investment	—	—	—	232	—
Loss on disposal of a subsidiary	—	—	(178)	—
Gain on liquidation of subsidiaries	—	—	—	—	279
Impairment of investment in associates	(126)	—	—	—	—
Exchange gain (loss)	(38)	(4,223)	(87)	(1,449)	2,367
Other income	267	119	104	110	712
Other expense	(94)	(180)	(49)	(260)	—
Income/(loss) from continuing operations before income taxes	6,535	(8,645)	5,447	16,175	24,435
Income taxes expense	(510)	(466)	(2,219)	(5,753)	(7,632)
Net income/(loss)	$6,025	$(9,111)	$3,228	$10,422	$16,803
Net income/(loss) attributable to non-controlling interests	$3,172	$(1,417)	$2,194	$5,405	$7,276
Net income/(loss) attributable to APWC	2,853	(7,694)	1,034	5,017	9,527
Basic and diluted profit/(loss) per share(1)	$0.21	$(0.56)	$0.07	$0.36	$0.69

(1)

The calculation of the earnings per share is based on 13,830,751, 13,820,200, 13,819,669, 13,819,669 and 13,819,669 basic and diluted weighted Common Shares issued and outstanding for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

	As of December 31,
	2016	2015	2014	2013	2012
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$48,231	$51,303	$68,863	$62,509	$72,816
Working capital	157,012	144,306	168,213	172,701	180,902
Total assets	293,596	305,256	378,694	364,635	391,751
Total debt	29,762	39,238	55,400	43,521	59,577
Net assets	197,175	193,275	219,931	226,704	236,257
Capital stock	138	138	138	138	138
Total APWC shareholders’ equity	135,950	134,309	151,547	155,625	161,985

3.2	Exchange Rates

Unless otherwise specified, all references in this Annual Report to “$,” “U.S. Dollars”, “USD” or “US$” are to United States dollars; all references to “Bt,” “Thai Baht” or “Baht” are to Baht, the legal tender currency of Thailand; all references to “Sing$” or “S$” are to Singapore dollars, the legal tender currency of Singapore; all references to “A$” or “AU$” are to Australian dollars, the legal tender currency of Australia; and all references to “RMB” are to Chinese Renminbi, the legal tender currency of China.

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. Dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2016. The respective Noon Buying Rates on December 31, 2016 were US$ 1.00 = Bt 35.810; S$ 1.447; RMB 6.943; and A$ 1.383. The respective Noon Buying Rates on March 31, 2017, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 34.320; S$ 1.397; RMB 6.883 and A$ 1.309. No representation is made that the foreign currency amounts could have been or could be converted into U.S. Dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)

2012	30.59	30.99	31.87	30.29
2013	32.68	30.85	32.85	28.60
2014	32.90	32.54	33.08	31.74
2015	36.08	34.39	36.48	32.32
2016	35.81	35.22	36.33	34.54

___________

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2016	35.62	34.65
November 2016	35.70	34.94
December 2016	36.01	35.57
January 2017	35.89	35.09
February 2017	35.12	34.82
March 2017	35.37	34.32

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

	At Period End	Average(1)	High	Low
	(S$ per $1.00)
2012	1.221	1.245	1.294	1.216
2013	1.262	1.253	1.283	1.220
2014	1.324	1.270	1.324	1.238
2015	1.417	1.378	1.434	1.317
2016	1.447	1.382	1.452	1.337

______________

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2016	1.395	1.366
November 2016	1.434	1.383
December 2016	1.452	1.418
January 2017	1.450	1.410
February 2017	1.424	1.399
March 2017	1.419	1.393

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)

2012	6.230	6.299	6.338	6.222
2013	6.054	6.141	6.244	6.054
2014	6.205	6.170	6.259	6.040
2015	6.478	6.287	6.490	6.187
2016	6.943	6.655	6.958	6.448

_____________

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2016	6.782	6.669
November 2016	6.920	6.753
December 2016	6.958	6.877
January 2017	6.958	6.836
February 2017	6.882	6.852
March 2017	6.913	6.869

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)

2012	0.962	0.964	1.032	0.925
2013	1.120	1.048	1.129	0.945
2014	1.224	1.115	1.235	1.054
2015	1.372	1.342	1.446	1.218
2016	1.383	1.346	1.459	1.279

________________

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2016	1.325	1.296
November 2016	1.361	1.293
December 2016	1.394	1.331
January 2017	1.383	1.319
February 2017	1.322	1.296
March 2017	1.330	1.293

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

3.3.1	Risks Related to Financial Reporting

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13a-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company’s evaluation of its internal controls over financial reporting is conducted under the applicable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The evaluation is conducted by our management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”). As of the assessment date for our annual report on Form 20-F for the year ended December 31, 2015, our management, including our CEO and our CFO, had concluded, based upon the information then available to them, that there was not any material weakness in the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2015. However, during the course of 2016, the Company determined that certain accounting errors had been occurring since 2009 in the computation of accrued liabilities in its North Asia region due to the application of inaccurate foreign exchange rates to calculate those liabilities, particularly the U.S. Dollar/RMB exchange rate. In March 2017, the Company's Audit Committee, upon the recommendation of the Company's executive officers, concluded that, due to those accounting errors, the Company's previously issued consolidated financial statements for the fiscal years 2013 through 2015 should no longer be relied upon. Accordingly, the Company has undertaken to restate its previously issued consolidated financial statements and related financial information contained therein as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013. In addition, certain 2012 financial results were adjusted due to the identified material weakness. The Company undertook a restatement and, on April 28, 2017, we filed an annual report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2015 to restate previously issued annual financial statements and related financial information contained therein as of December 31, 2015, and 2014 and for the years ended December 31, 2015, 2014, and 2013 (the "Amended Annual Report"). In the Amended Annual Report, the Company corrected the accounting errors that arose out the material weakness identified in that report and concluded that its internal controls over financial reporting were effective as of the filing date of the Amended Annual Report. While our management has taken remedial measures to address the material weaknesses that gave rise to the requirement to restate previously-issued financial statements, the Company cannot be certain that those remedied material weaknesses will not re-occur or that new material weaknesses will not take place in the future.

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

3.3.2	The auditors’ report included in this annual report was prepared in reliance on audit work; procedures and quality controls which were not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

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

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. As a result, investors may have reservations regarding our reported financial information and the accuracy and completeness of our consolidated financial statements. The Company believes that this prohibition in China on PCAOB oversight of auditors was a contributing factor to the accounting errors that triggered the determination by the Company to prepare and file the Amended Annual Report.

3.3.3	Risks Related to the Continuing Impacts of the Global Economic and Financial Crisis

Shortly after the 2008 global financial and economic crises, the U.S. Federal Reserve Bank (the “U.S. Fed”) and the central banks of most of the leading industrialized nations lowered their short-term interest rates to near zero in an effort to stimulate borrowing and increase economic activity. The U.S. Fed and certain other of those central banks also undertook a series of government bond repurchase programs to enhance market liquidity and to maintain a very low interest rate environment. The extremely low cost of borrowing, which continued for an extremely long period of time, enhanced liquidity and facilitated borrowing to stimulate investment. Some economists and policymakers have expressed concern that this artificially low interest rate environment will have negative repercussions as interest rates start to rise. Recently, the U.S. Fed and certain other central banks have curtailed their bond repurchase programs. In March 2017, the U.S. Fed voted to raise its benchmark rate to between 0.75% and 1%, which is the third interest rate increase by the U.S. Fed since its benchmark rate was reduced to near zero following the 2008 great recession. An increase in U.S dollar borrowing costs and any increase in the strength of the US$ in foreign exchange markets could adversely affect our business in the markets where we have operating plants (Thailand, China, Singapore and Australia). Our financial statements for our operating subsidiaries in those markets are reported and denominated in local currencies (referred to as our “functional currencies”) and when translated into US dollars, our reporting currency, these operating subsidiaries would suffer a decrease in reported revenue and operating profits due to foreign currency translation if one takes into account only increased U.S. Dollar borrowing costs or an increase in the value of the US$ as against one or more of our functional currencies. Moreover, our copper purchases are based on U.S. Dollar quotations, which mean the operating subsidiaries would have to pay more in local currency in order to meet their trade payable obligations.

Impact of Stronger U.S. Dollar

The rate of exchange for the U.S. Dollar strengthened over the course of 2016 as measured against most of other major global currencies. As our raw materials and most other costs of production are priced in U.S. Dollars, the increase in the value of the U.S. Dollar, particularly as measured against our functional currencies, has an overall net negative effect on our financial results.

Price Volatility for our Principal Raw Material

A comparison of copper prices on the London Metals Exchange (the “LME”), between year-end 2015 and year-end 2016 shows that the average price for copper fell from $5,502 per metric ton to $4,863 per metric ton by year-end 2016, representing a 11.6% price decline, although copper prices increased significantly in the last two months of 2016 to close the year at a price of $5,665 per metric ton. The effect of the overall annual decrease adversely impacted the Company’s ability to enhance its product pricing. The decrease in the average LME copper price in 2016 was the principal contributing factor to the drop in 2016 of our average selling price compared with 2015.

Copper prices on the LME started 2016 at its yearly-low price of $4,463 per metric ton and showed gradual improvement over the course of the year. Consistent with industry practice, customers would expect that the selling prices of our products, particularly of copper based wires, would therefore be lower than our product prices at the end of 2015. The decrease in copper prices and other commodity prices also resulted in a decreased turnover for the entire year, as customers delayed placing orders with the Company or reduced the quantity of such orders in anticipation of a possible further reduction in copper prices. A further decrease in copper prices would likely have an adverse effect on the revenues of the Company.

The Company is unable to determine the precise impact of the volatility of copper prices, and the fragile state of the global recovery, on its operations and cash flow, since its operating results are also affected by factors that are, or may be, unrelated to the economic volatility and the downward pressures on commodity prices, such as the completion of routine purchase cycles by customers and the completion, expansion or contraction of large infrastructure projects. However, the Company is of the opinion that the low copper prices have negatively affected the Company’s operations and cash flow. The Company believes that any efforts to forecast likely future performance with any degree of specificity would be fraught with uncertainty. Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.

3.3.4	Risks Related to the Common Shares and the Company

Consolidation of Charoong Thai Group Accounts

As of December 31, 2016, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”). The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. While the Company holds preemptive rights that would permit it to maintain majority ownership of CTW, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for consolidated treatment, and the Company may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, the Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

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

Due to executive malfeasance at PEWC that was uncovered in 2003, PEWC was delisted from the Taipei Stock Exchange and remains subject to financial oversight by a banking consortium and regulatory review by Taiwan securities regulators. The financial and governance issues that continue for PEWC increase the uncertainty regarding its ability to perform under the Composite Services Agreement between PEWC and the Company, although to date PEWC has met its obligations under that agreement. (See---section 10.3 Material Contracts).

Limited Trading Volume

Although our Common Shares are traded on the NASDAQ Global Market tier, the trading and demand for our Common Shares has been limited. As a consequence, shareholders may find that their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market. Thinly-traded equity can be more volatile than equity securities traded in an active trading market. The high and low daily closing prices for our Common Shares during the past 24 months (March 2015 – March 2017) were $3.10 and $1.20, respectively. In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.

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

Uncertainties Exist with respect to the Enactment Timetable, Interpretation and Implementation of Draft PRC Foreign Investment Law and how it may affect the Company’s Corporate Governance

On January 19, 2015, the PRC Ministry of Commerce published a discussion draft of the proposed PRC Foreign Investment Law (“Foreign Investment Law”), aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to better align the corporate legal requirements for both foreign and domestic investments. The PRC Ministry of Commerce is currently soliciting comments on this draft and uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted and implemented as proposed, may materially affect our relevant corporate governance practices and increase our compliance costs. For instance, the draft Foreign Investment Law imposes periodic information reporting requirements on foreign investors. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to sanctions.

PRC Regulations of Loans to and Direct Investment in PRC Entities by Offshore Holding Companies may delay or prevent us from making Loans or additional Capital Contributions to our PRC Subsidiaries, which could adversely affect our ability to fund and expand our business

We conduct substantial business operations in China. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”). The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the difference between the amount of total investment and the amount of registered capital of such foreign-invested enterprise, both of which are subject to registration with the local counterpart of the State Administration for Industry and Commerce of the PRC (“SAIC”) and approval of or filing with the local counterpart of the PRC Ministry of Commerce. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be registered with the local counterpart of SAIC and approved by or filed with the local counterpart of the PRC Ministry of Commerce.

According to the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign invested Enterprises promulgated on March 30, 2015 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated on June 9, 2016, the Renminbi capital converted from the foreign exchange capital, foreign debt funds, and proceeds remitted from foreign listings of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond the business scope of such foreign-invested enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including the SAFE circular referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries and conversion of such loans or capital contributions into Renminbi. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

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

PRC Tax Treatments May Affect the Company’s Operations or Financial Condition

Under current tax law in China, foreign-invested enterprises no longer receive more favorable tax treatment than domestic enterprises. China has in place a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the prior tax exemptions, reductions and preferential treatments applicable to foreign-invested enterprises. This change will very possibly increase our tax obligations in China and thereby reduce our net revenues in the North Asia region.

Dividends Payable by Our PRC Subsidiaries to Their Respective Offshore Investors May Be Subject to PRC Withholding Taxes

Under Chinese tax law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Bermuda, where APWC, the ultimate owner of our PRC subsidiaries and investments, is incorporated, does not have such a tax treaty with China. Hong Kong, where Crown Century Holdings Limited (“CCH HK”), the sole shareholder in Pacific Electric Wire and Cable (Shenzhen) (“PEWS”), is incorporated, has a tax arrangement with China that currently provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, if CCH HK is not considered to be the beneficial owner of the dividends paid to it by PEWS under the Circular of the State Administration of Taxation on the Interpretation and Determination of “Beneficial Owners” in the Tax Treaties, promulgated on October 27, 2009 and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties promulgated on June 29, 2012, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare a dividend or distribution and distribute profits earned after January 1, 2008 to their respective offshore investors in the future, such payments will be subject to withholding tax.

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

Risks relating to our Exposure to Foreign Exchange Fluctuations

Fluctuations in foreign exchange rates influence our results of operations. Our principal operations are located in the three geographic regions that have now been designated as our business segments; namely, the North Asia region, the Thailand region and the Rest of the World (“ROW”) region. A substantial portion of our aggregate revenues is denominated in the following currencies: Baht, Australian dollars, Singapore dollars or Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. Dollars and a substantial portion of our future capital expenditures are expected to be in U.S. Dollars. We require a significant amount of U.S. Dollars for our ongoing equipment upgrade and maintenance programs. Any devaluation of any of the Baht, the Australian dollar, the Singapore dollar or the Renminbi against the U.S. Dollar would increase the effective cost of foreign manufacturing equipment and the amount of our foreign currency denominated expenses and liabilities and would have an adverse impact on our operations.

Although our reporting currency is U.S. Dollars, the functional currency of our Thailand region, which accounted for 39.8% of our sales in 2016, is the Thai Baht. The functional currencies of our ROW region, which accounted for 35.8% of sales in 2016, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 24.4% of our sales in 2016, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), equity investee with 25% equity owned by APWC, accounting under equity method), and Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), their functional currency is Renminbi, while for CCH HK and PEWS their functional currency is U.S. Dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. Dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts for the reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. Dollar would adversely affect our financial performance measured in U.S. Dollars.

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

Employees’ Unions

Some of the operating subsidiaries of the Company have a large number of employees that are members of employees’ unions. Failure to successfully negotiate and/or renew collective agreements, strikes, or other labor disputes could result in a disruption of our operations. The Company believes that approximately 100% and 100% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective company workers’ unions. Approximately 17% of the employees of Australia Pacific Electric Cables Pty., Ltd. (“APEC”) are members of the Australian Workers’ Union. While the Company has never experienced a strike or other disruption due to labor disputes, the possibility exists that a labor dispute could lead to a disruption of our operations, hindering our ability to serve our customers, and ultimately having a material adverse impact on the Company’s results of operations.

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

Indebtedness

As of December 31, 2016, the Company had a total of $233.8 million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 11 banks in the various regions/territories in which we operate. Out of total available credit, $139.9 million was unused and available for borrowing. The Company, collectively and on an individual basis, is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged. The weighted average borrowing rate, for all the outstanding loans combined, was 3.14% for 2016, which runs, at this particular point in time, slightly lower than like-kind borrowing rates that might be available to us in the marketplace, i.e., three month LIBOR (data of April 3, 2017) of 1.15% plus 2.5%.

Impairment Charges

We recognized impairment charges on the property, plant and equipment at Ningbo Pacific Cable Co. Ltd., a wholly-owned subsidiary of the Company, and Siam Fiber Optics in the amounts of $1.1 million and $1.4 million as of December 31, 2016, respectively. Should there be changes to the market conditions or in the event we close any of our manufacturing facilities, we may be required to recognize additional impairment charges for our long-lived assets. To the extent the Company must incur impairment charges on our long-lived assets, there may be an adverse effect on our financial condition, including earnings per share and other financial results.

An impairment charge may incur for various reasons including, but not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our business or a material adverse change in any material relationships with our clients. If we recognize significant impairment charges, our results of operations may be materially and adversely affected.

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

Risks Relating to Thailand Region

A substantial portion of our Thai operations, which accounted for approximately 39.8% of our total net sales in 2016, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy. With the political tension remaining high in Thailand, the continuing political uncertainty and the risk of further social unrest tends to lessen the attractiveness of the local market for foreign investment, and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market.

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

Alternative Transmission Technologies

Our fiber optic and copper-based telecommunications business is subject to competition from other transmission technologies, principally wireless-based technologies. Fiber optic cable is presently being used in telecommunications trunks and feeder cable businesses. Over the past five years, we have withdrawn entirely from the fiber optics business in China. Wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. While these technologies do present significant competition in the markets in which we conduct or plan to conduct business, the Company believes that demand for its fixed wire products will remain strong. However, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

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

Principal Capital Expenditures

Total purchases of property, plant and equipment amounted $6.0 million in 2014, $7.4 million in 2015 and $5.0 million in 2016, mostly for newly purchased production machinery and equipment for the CTW group in Thailand.

4.1.1	Certain Recent Developments

On November 11, 2016, the Company announced that the Board of Directors approved the implementation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment. Pursuant to the dividend policy, subject to review and approval by the Board of Directors, the Company intends to pay cash dividends of at least 25% of its net post-tax audited consolidated profits attributable to shareholders. As APWC is a holding company, its ability to pay dividends is dependent upon distributions that it receives from its operating subsidiaries and affiliates, which are subject to a number of factors including operating results, capital requirements, expansion plans, debt covenants, business prospects, consideration for non-recurring items and other factors that are deemed relevant from time to time by the respective boards of our subsidiaries and affiliates. The dividend policy will be reviewed on an ongoing basis and updated at the discretion of the Board of Directors as business circumstances and available capital and capital requirements may change. It is the intention of the APWC’s Board to share the Company's profits with shareholders, while reserving adequate funds for future expansion.

In March 2017, the Company announced the completion of a sale of buildings and land use rights at its Ningbo subsidiary in Ningbo City, China to a local private company for a cash purchase price of RMB 60.6 million, or approximately US$8.8 million. The sale of the Company's land use rights and buildings at Ningbo resulted in a gain of approximately $4.5 million, which gain will be reflected in the Company's 2017 financial results. The sale of the Company's machinery at Ningbo is ongoing. The Company concluded that it was unlikely that the operations at Ningbo would have contributed positively to its overall results going forward. Consequently, the Company took advantage of an opportunity to dispose of its Ningbo holdings and operations on favorable terms and, as a result, eliminate the likelihood of further losses. The Company is currently considering a number of options for the optimal application of the sale proceeds, which could include expansion of core operations in other markets, capital improvements and debt repayment, among other possibilities.

Also in March 2017, the Company announced that it had identified certain accounting errors in the computation of its accrued liabilities for its North Asia region, which were caused primarily by the application of inaccurate currency exchange rates used to translate such liabilities. Consequently, the Company proceeded to prepare and file the Amended Annual Report. With regards to the material weakness identified by the Company in 2015, the Company had strengthened the application of internal controls in accounting for foreign currency denominated transactions. The Company will engage a third-party accounting professional to provide recommendations on its accounting for foreign currency denominated transactions. The Company is also examining other remedial measures that might be taken to avoid a recurrence of this material weakness in the future.

On December 9, 2016, the Company announced its financial results for the first nine months of 2016. The Company conducted its 2016 annual general meeting of shareholders (the "2016 AGM") in Taipei on August 5, 2016, where all matters put to a vote of the shareholders were approved.

In 2017, an action was filed by a debtor seeking to rescind a foreclosure that the Company has undertaken on collateral in Thailand pledged by a delinquent customer of the Company. The Company believes that it has a valid and enforceable first lien on that collateral and that it is more likely than not to prevail against the claimant.

4.1.2	Managing Our Business in Current Market Conditions

In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis. The days of sales outstanding in 2016 were 71 days, an improvement over our 74 days of sales outstanding in 2015. The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs. The Company has also reduced its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company has focused also on reducing operating costs where practicable. We believe that the successful implementation of these actions has had a positive effect on our cash resources, and we intend to continue these measures in order to preserve our liquidity and maintain a strong cash position. As of December 31, 2016, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $139.9 million, a decrease of $8.7 million from that date one year prior. We believe that available and unused amounts of credit are sufficient to support our current working capital needs. The total bank loans and trust receipts outstanding as of December 31, 2016 were $9.5 million lower than that as of December 31, 2015. Trust receipts represent debt incurred by the Company for goods then in its possession.

4.1.3	Recent Business Trends

APWC experienced a 1.3% reduction in overall 2016 revenues against revenues of 2015 and an increase in gross profit by 34.6% against that of 2015. The Company’s operating profit in 2016 was $7.3 million compared to $(2.7) million in 2015. The increase in the operating profit was primarily due to the increase in higher margin Thailand government projects and a gain from the sale of an investment property in the Thailand region. The increase was partly attributable to the relatively stable copper price in 2016 comparing to that of 2015, which resulted in an improved gross profit margin in the Company’s North Asia region. The Company's gross margin yielded earnings per share of $0.21 in 2016, compared to loss per share of $0.56 in 2015 and earnings per share of $0.07 in 2014.

4.2	Business Overview

The Company is a holding company that operates its business through operating subsidiaries and associates, principally located in Thailand, China, Singapore and Australia.

The following chart shows the organizational structure of the Company as of December 31, 2016 and its principal operating subsidiaries, including affiliate ownerships, and the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses under the company’s name (“S” for Singapore, “T” for Thailand, “A” for Australia and “C” for China or Hong Kong).

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
100%
Sigma-Epan Internatio nal Pte Ltd. (S)
100%
Pacific Electric Wire & Cable (Shenzhen) Co. Ltd. (C)
60%
Siam Fiber Optics Co., Ltd. (T)
100%
Double D Cable Comapny Ltd. (T)
100%
Siam Pacific Electric Wire & Cable Ltd.
100%
Epan Industries Pte. Ltd. (S)
57.8%
31.4%
10.8%
Shanghai Yayang Electric Co.,

Thailand Region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Fiber Optics”).

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2016, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted. In May 2013, rather than producing premium products, a new subsidiary – named “DD” was formed by Charoong Thai in order to produce cable products that were just on par with, or exceeded, national standards in an effort to enhance the competitive position of Charoong Thai.

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

North Asia Region

During 2016, the Company’s China (and North Asia) operations were conducted through five business entities – Shanghai Yayang, CCH HK, PEWS, Ningbo Pacific Cable Co. Ltd. and SPRC. The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a subsidiary in Shanghai incorporated in June 1998 to manufacture enameled wires. The Company’s effective holding in Shanghai Yayang is 66.35%. Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, including to local and Taiwanese based end-users. The board consists of six directors, each of whom is either a member of management of Shanghai Yayang who are expatriated from Taiwan or Thai representatives, also expatriated or designated by APWC or PEWC.

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

Australia

The Company’s business in Australia is conducted by Australia Pacific Electric Cable Pty. Ltd. (“APEC”). The Company’s indirect, beneficial ownership interest in APEC is 99.4%. APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia. APEC produces a range of power cables supplemented by imports from overseas sister companies. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major cities of Brisbane, Sydney, Melbourne and Perth.

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

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wire manufactured by the Company in Thailand is exported, primarily to customers throughout Southeast Asia. The following table sets forth the Company’s sales revenues for the periods indicated in its three reporting segments – North Asia region, Thailand region and ROW region for its three principal product lines, i.e., Manufactured Products, Distributed Products, and SDI together with their respective percentage share of total sales by reporting segment for such periods.

	For the year ended December 31,
	(figures in US$ are in thousands)
	2016		2015		2014
	$	%	$	%	$	%
Regions:
North Asia	$93,931	24.42%	$90,237	23.20%	$114,836	25.40%
Thailand	152,935	39.77%	165,354	42.40%	166,864	37.00%
ROW	137,699	35.81%	134,041	34.40%	169,627	37.60%
Total Net Sales	$384,565	100.00%	$389,632	100.00%	$451,327	100.00%

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

In Singapore alone, sales of Manufactured Products in 2016 accounted for 28% of the total net sales in Singapore; sales of Distributed Products in 2016 accounted for 60%, the remaining 12% representing SDI project engineering services. SP Power Assets Ltd. has historically been far and away the leading customer for the Company’s SDI services. Sales to the customer are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Power Assets Ltd.

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

Thailand Region

A substantial portion of the Company’s Thai operations, whose sales accounted for approximately 39.8% of the Company’s net sales in 2016, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets.

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

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market. In 2016, the Company realized $13.3 million in revenues from SDI projects, compared to $8.8 million in 2015 and $21.6 million in 2014. Revenue in Singapore from Distributed Products in 2016 was $68.6 million, compared to $52.9 million in 2015 and $61.0 million in 2014.

The Singapore government has established targets to increase the resident population from the approximately 5.6 million citizens and permanent residents at the end of 2016 to approximately 6 million by the end of 2020. This planned growth in population is expected to result in an increase in demand for residential property and construction. The Company continues to seek ways to increase its business volume in its project engineering business segment.

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

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang, PEWS and Ningbo Pacific Cable Co. Ltd. (“NPC”). The following is a summary of the Company’s material facilities and operations as of December 31, 2016.

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

Shanghai Yayang operates a factory that produces enameled wires, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. Assets consisting of buildings with a value of approximately $0.7 million are pledged to Industrial and Commercial Bank of China.

PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The land and building are pledged to Agricultural Bank of China as security for a $7.2 million bank loan.

NPC is situated in Ing-Chiang Township in Ningbo City in Zhè Jiāng Province, China. NPC manufactures electronic wire in a facility that occupies 44,000 total square meters, with a land use rights expiring July, 2044.

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

	For the year ended December 31,
	2016	2015	2014
	(in thousands except for percentage)
Net Sales:
North Asia region	$93,931	$90,237	$114,836
Thailand region	152,935	165,354	166,864
ROW region	137,699	134,041	169,627
Total	$384,565	$389,632	$451,327
Gross profit:
North Asia region	$5,033	$1,888	$4,441
Thailand region	13,421	9,488	15,882
ROW region	13,154	12,113	16,421
Total gross profit	$31,608	$23,489	$36,744
Gross profit margin:
North Asia region	5.36%	2.09%	3.87%
Thailand region	8.78%	5.74%	9.52%
ROW region	9.55%	9.04%	9.68%
Total gross profit margin	8.22%	6.03%	8.14%

5.3	Operating Results

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

5.3.1	Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

	For the Year Ended December 31,
	2016	2015	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Sales of goods/services	$384,565	389,632	(5,067)	(1.3)
Costs of sales	(352,957)	(366,143)	13,186	3.6
Gross profit	31,608	23,489	8,119	34.6
Other operating income	5,441	1,140	4,301	377.3
Selling, general & administrative expenses	(26,325)	(27,007)	682	2.5
Other operating expenses	(3,386)	(332)	(3,054)	(919.9)
Operating profit/(loss)	7,338	(2,710)	10,048	370.8
Finance cost	(1,147)	(1,547)	400	25.9
Finance income	1,045	697	348	49.9
Share of loss of associates	(710)	(801)	91	11.4
Impairment of investment in associates	(126)	—	(126)	(100)
Exchange loss	(38)	(4,223)	4,185	99.1
Other income	267	119	148	124.4
Other expense	(94)	(180)	86	47.8
Income/(loss) from continuing operations before income taxes	6,535	(8,645)	15,180	175.6
Income taxes expense	(510)	(466)	44	9.4
Net income/(loss)	$6,025	(9,111)	15,136	166.1
Net income/(loss) attributable to non-controlling interests	3,172	(1,417)	4,589	323.9
Net income/(loss) attributable to APWC	2,853	(7,694)	10,547	137.1

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2016 and 2015.

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

Average copper prices per metric ton decreased by 11.6% from $5,502 in 2015 to $4,863 in 2016 (annual average).

Copper prices indicated in this report are quoted from the index published by the LME. The 2016 and 2015 copper prices were as follows:

		2016	2015
Average LME copper price ($/Ton)	Q1	4,669	5,815
	Q2	4,730	6,054
	Q3	4,773	5,251
	Q4	5,280	4,487
	Year	4,863	5,502

The average copper price in March 2017 on the LME was $5,822 per metric ton.

Net Sales

Total sales in the North Asia region increased by $3.7 million, or 4.1%, from $90.2 million in 2015 to $93.9 million in 2016. The increase was attributable primarily to an increase in orders transferred from other wire and cable manufacturers who were forced to close by the Chinese government because of environmental issues.

Revenue from the Thailand region decreased by $12.4 million from $165.4 million in 2015 to $152.9 million in 2016, or 7.5%. The decrease was primarily due to the competition and the depreciation of the Baht against the US dollar.

Revenue slightly increased by $3.7 million, or 2.7%, from $134.0 million in 2015 to $137.7 million in 2016 in the ROW region. The revenue increased by 13%  in Sigma Cable due to the increase in SDI and Distributed Products. However, the increase in Sigma Cable was offset by the decrease in APEC, where revenue dropped by 23% , due to more intense competition from the products imported from China.

Gross Profit

Gross profit for 2016 was $31.6 million, representing an increase of $8.1 million, or 34.6%, compared to $23.5 million in 2015.

The gross profit margin of the North Asia region increased from 2.09% in 2015 to 5.36% in 2016. The Company’s main product in this region is enameled wire. The gross margin increased primarily due to the relatively stable copper price in 2016 compared to that of 2015.

The gross margin of the Thailand region was 8.78% in 2016, increased from 5.74% in 2015. The increase was attributable to our increased sales of our products utilized in higher margin Thailand government projects.

The gross profit margin of the ROW region slightly increased from 9.04% in 2015 to 9.55% in 2016. The gross profit margin of the region in 2016 remained stable comparing to that of 2015.

Operating Profit

Other operating income was $5.4 million in 2016, increased by $4.3 million, or 377%, from $1.1 million in 2015, primarily due to the disposal of an investment property in the Thailand region.

SG&A expenses were $26.3 million in 2016, slightly decreased by $0.7 million, or 2.5%, from $27.0 million in 2015. For the years ended 2016 and 2015, SG&A expenses accounted for 6.8% and 6.9% of the net sales, respectively.

Other operating expenses were $3.4 million in 2016, increased by $3.1 million, or 919.9%, from $0.3 million in 2015. The increase was primarily attributable to the impairment of property, plant, and equipment of Siam Fiber Optics and NPC.

Finance Cost

The finance cost was interest on bank loans and borrowings. Interest cost decreased from $1.5 million in 2015 to $1.1 million in 2016 by $0.4 million primarily due to the repayment of bank loans and borrowings.

Finance Income

The finance income was interest earned from bank deposits. Interest income increased from $0.7 million in 2015 to $1.0 million in 2016 by $0.3 million, or 49.9%, primarily due to the receipt of interest of a delinquent account.

Share of Loss of Associates

The decrease in the share of loss of an associate by $0.1 million in 2016 compared to that of 2015, was primarily due to the loss that the Company recognized in accordance with its percentage ownership interest in SPRC.

Impairment of investment in an associate

The Company’s investment in SPRC was fully impaired.

Exchange Gain/(Loss)

The exchange rates at December 31, 2016 and 2015 are listed below, based on the Noon Buying Rate. However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	As of December 31,
	2016	2015
Foreign currency to US$1:
Thai Baht	35.81	36.08
Singapore $	1.447	1.417
Australian $	1.383	1.373
Chinese RMB	6.943	6.478

Other Income

Other income increased by $0.2 million from $0.1 million in 2015 to $0.3 million in 2016 primarily due to the net gain from financial instruments recognized in 2016.

5.3.2	Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

	For the Year Ended December 31,
	2015	2014	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Sales of goods/services	$389,632	$451,327	(61,695)	(13.7)
Costs of sales	(366,143)	(414,583)	48,440	11.7
Gross profit	23,489	36,744	(13,255)	(36.1)
Other operating income	1,140	1,459	(319)	(21.9)
Selling, general & administrative expenses	(27,007)	(29,510)	2,503	8.5
Other operating expenses	(332)	(2,168)	1,836	84.7
Operating profit/(loss)	(2,710)	6,525	(9,235)	(141.5)
Finance cost	(1,547)	(1,697)	150	8.8
Finance income	697	1,167	(470)	(40.3)
Share of loss of associates	(801)	(338)	(463)	(137.0)
Loss on sale of a subsidiary	—	(178)	178	100.0
Exchange loss	(4,223)	(87)	(4,136)	(4,754.0)
Other income	119	104	15	14.4
Other expense	(180)	(49)	(131)	(267.3)
Income/(loss) from continuing operations before income taxes	(8,645)	5,447	(14,092)	(258.7)
Income taxes expense	(466)	(2,219)	1,753	79.0
Net income/(loss)	$(9,111)	$3,228	(12,339)	(382.2)
Net income/(loss) attributable to non-controlling interests	(1,417)	2,194	(3,611)	(164.6)
Net income/(loss) attributable to APWC	(7,694)	1,034	(8,728)	(844.1)

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

Gross Profit

Gross profit for 2015 was $23.5 million, representing a decrease of $13.3 million, or 36.1% down compared to $36.7 million in 2014.

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

Share of Loss of Associates

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

5.4	Liquidity and Capital Resources

As of December 31, 2016, we had $48.2 million in cash and cash equivalents, primarily in bank accounts and cash on hand. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our primary financing needs will continue to be focused on the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and equity investees. Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations. Corporate needs are funded primarily through distributions from our subsidiaries. We would rely upon distributions of dividends from our subsidiaries in order to pay dividends if the Board of Directors should at any time determine to declare any dividend. As noted in our risk factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us. Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of our subsidiaries and by reason of the current cash requirements of the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $233.8 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2016, the unused portion of the credit lines was approximately $139.9 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts. As of December 31, 2016, the Company had obligations in respect of amounts callable under issued, but undrawn, letters of credit totaling $24.7 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the Company’s borrowing.

Net cash provided by operating activities in the year ended December 31, 2016 was $9.0 million, as compared to $8.8 million of net cash provided by operating activities in the year ended December 31, 2015.

In 2015, net cash provided by operations was $8.8 million compared to $8.3 million in 2014. The increase was primarily the result of a decrease in trade receivables in 2015.

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding as of December 31, 2016 was 71 days, as compared to 74 days as of December 31, 2015. We have in place rigorous policies across the Company that emphasize the importance of continuous focus on collection efforts.

In 2016, cash used in investing activities was $0.2 million compared to $7.3 million in 2015. The decrease in net cash used in investing activities was primarily due to the proceeds from disposal of an investment property in the Thailand region.

In 2015, cash used in investing activities was $7.3 million compared to $6.3 million in 2014. The increase in net cash used in investing activities was primarily due to the increase in cash used to purchase property, plant and equipment in 2015 compared to 2014.

Net cash used in financing activities was $10.4 million in 2016. In 2016, net cash used in financing activities reflected primarily the repayment of borrowings.

Net cash used in financing activities was $14.6 million in 2015 compared to $7.7 million provided by financing activities in 2014. Net cash used in financing activities was primarily the repayment of borrowings.

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

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•	Uncertainty arising from the volatility in the cost of copper, our principal raw material. In 2016, the copper price went down from $5,502 (yearly average for 2015) per metric ton to $4,863 per metric ton (yearly average for 2016). Under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.

•	Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private investments in communications, power and industrial projects and programs that utilize our products. We are not an end-user of our products and, therefore, we depend upon the requirements of our customers to generate sales.

See “Quantitative and Qualitative Disclosures About Market Risk.”

5.7	Off-Balance Sheet Arrangements

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

5.8	Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2016:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Bank loans and overdrafts	$28,225	28,225	—	—	—
Finance lease obligations (principal amount only)	89	32	49	8	—
Finance charges on finance lease obligations	6	3	3	—	—
Operating lease obligations	3,664	823	655	412	1,774
Capital commitment relating to installation of equipment and acquisition of machinery	202	202	—	—	—
Capital commitment relating to repair and maintenance consulting service	63	63	—	—	—
Purchase obligations for copper cathodes	203,460	203,460	—	—	—
	$235,709	232,808	707	420	1,774

The contractual obligation for the purchase of coper cathodes disclosed in the table above was the minimum purchase commitment. For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18: “Financial Statements.”

Item 6:	Directors, Senior Management and Employees

6.1	Directors and Senior Management

There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2016, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at the Company’s most recent annual general meeting of shareholders (the “2016 AGM”) held on August 5, 2016, the shareholders determined that the minimum number of directors shall be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of the Company. All directors are subject to annual election by the shareholders of the Company. Each of the directors was reelected at the Company’s 2016 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

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

Mr. Alex Chen was appointed as Chief Marketing Officer effective July 1, 2015. Mr. Chen was first assigned to PEWC as Engineer, Assistant to General Manager, and later Manager of Quality Assurance Department from 1983 to 2008. He was appointed as Managing Director of Siam Pacific Electric Wire & Cable Co. Ltd. in Thailand from 2008 to 2015. Mr. Chen also serves as Vice President and General Division Manager of the General Sales Division of PEWC, and as a Director of the Taiwan Electric Research & Testing Center.

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

Mr. William Gong Wei was appointed Chief Operating Officer effective April 1, 2013. He was first assigned to Charoong Thai Wire and Cable Pte. Co. Ltd. as Engineer, Assistant Plant Manager, and later consultant to the high voltage cable division from 1991 to 2000. Thereafter, Mr. Gong Wei left Charoong Thai to pursue other professional activities until he rejoined the Company in 2009. In April 2009 he was appointed as General Manager of Sigma Cable in Singapore. Mr. Gong Wei holds a master’s degree from the Asian Institute of Technology in Bangkok, Thailand.

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

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2016 was approximately $2.3 million. As of March 31, 2017, our directors and executive officers beneficially owned approximately 103,000 Common Shares representing approximately 0.7% of the issued and outstanding Common Shares. The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws applicable to the Company.

In 2016, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of the Company or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board of Directors or any of its committees.

No funds or provisions have been set aside for providing compensation to directors or management except for government mandated programs.

6.5	Employees

The Company employed a total of 1,389 employees as of December 31, 2016, of which about 15.6% were administrative and management personnel.  Approximately 58.0% of employees were located in the Thailand region, 26.4 % in the North Asia region and 15.6% in the ROW region. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore. Contributions to the plans are made on an annual basis and totaled $1.2 million in 2016. Additionally, the Company has several defined benefit plans in accordance with Thailand labor law. In its Thai subsidiaries, the Company must pay a retiring employee from one to twenty-nine times such employee’s salary rate during his or her final month, depending on the length of service. During 2016, the Company’s total expenses under this labor law were $0.6 million. These plans are not funded and the amount is recognized and included in Employee Benefit Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $6.7 million as at December 31, 2016.

Approximately 23% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. The Company believes that approximately 100% and 99% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 17% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of the other operating subsidiaries of the Company are members of a union.

The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees. In Singapore, employee turnover is approximately 20% of total employees annually. In Thailand, average employee turnover is approximately 7% of total employees annually.

Item 7:	Major Shareholders and Related Party Transactions

7.1	Major Shareholders

As of December 31, 2011, PEWC owned beneficially 65.6% of the outstanding Common Shares of the Company, with 9.8% of the outstanding Common Shares held by a special purpose investment vehicle of a U.S.-based private equity fund (the “PE Investor”), and with the remaining 24.6% of the outstanding Common Shares held by public investors with those Common Shares traded on the NASDAQ Global Markets tier. Pursuant to a 2012 Share Buy-back Plan, the Company re-purchased 9,300 Common Shares, which continue to be held by the Company and booked as treasury shares. In a subsequent private transaction in June 2013, the Company repurchased a further 1,800 Common Shares, such that a total of 11,100 Common Shares are now issued but not outstanding and are booked as treasury shares. On August 21, 2015, PEWC and Moon View Ventures Limited, a BVI company and wholly-owned subsidiary of PEWC, acquired 1,355,415 Common Shares that were held indirectly by the PE Investor. In connection with the sale of those Common Shares, the parties terminated the Amended and Restated Shareholders’ Agreement, which benefited the Company by reason of the elimination of certain U.S. tax indemnification obligations of the Company (and PEWC) in favor of the PE Investor, and the termination of the Company’s obligation to maintain effective a shelf registration statement on Form F-3, covering the Common Shares held by the PE Investor. As a result of that transaction, PEWC held, and it continues to hold, approximately 75.4% of the issued and outstanding Common Shares. The remaining approximately 24.6% of the issued and outstanding Common Shares continue to be publicly traded in the U.S. and are listed on the NASDAQ Global Markets tier.

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2017 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	10,430,769	75.417%
LONSIN Capital Limited	714,170	5.170%
Directors and Officers of the Company	102,954	0.744%

___________

(1)	PEWC owns 1,410,739 shares directly and owns its remaining shares indirectly, as a result of PEWC’s control of its direct wholly-owned subsidiary, Moon View Ventures Limited, a BVI company, which beneficially owns 7,661,235 Common Shares, and as a result of PEWC’s control of its indirect wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation, which beneficially owns 1,358,795 Common Shares.

The Company has 6,166,154 Common Shares that are registered securities, of which 3,388,900 Common Shares are publicly-traded on the NASDAQ Global Markets tier, which represents approximately 24.6% of the issued and outstanding Common Shares. With regard to the remaining 2,777,254 registered securities, 2,766,154 Common Shares are held by PEWC and its subsidiaries, and 11,100 Common Shares are held by the Company in treasury, and all of those shares are subject to trading restrictions under Rule 144 promulgated under the Securities Act. Other than (i) the approximately 103,000 Common Shares held by directors or officers who are not resident in the United States, (ii) the 2,766,154 registered securities held indirectly by PEWC and (iii) the 714,170 Common Shares reported to be held beneficially by Lonsin Capital Limited, a company organized under the laws of the United Kingdom (“Lonsin”), and by two of its managers who reportedly control managed accounts of customers of Lonsin, the Company believes that substantially all of its registered securities are held by U.S. residents (other than the 11,100 Common Shares held by the Company in treasury). The Company has no means to definitively confirm that belief; however, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders. Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), the Company believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.

7.2	Related Party Transactions

The Company incurs ordinary course trade payables with PEWC in connection with copper purchases under the Composite Services Agreement and the sale by the Company of Distributed Products that are manufactured by PEWC.

As of December 31, 2016 the Company, including its subsidiaries, had a net principal balance outstanding of $1.5 million borrowed from PEWC and subsidiaries of PEWC. This short-term indebtedness is payable on a demand basis and does not accrue interest.

The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least no less favorable than terms available in arms-length transactions with unaffiliated parties.

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Thailand and China. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was approximately $145 thousand as of December 31, 2016.

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on the quoted copper price on the LME plus a certain premium.

Additional details regarding related party balances as of December 31, 2016 and related party transactions, including copper purchases from PEWC, are disclosed in our audited consolidated financial statements in Item 18: Financial Statements.

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

To date, the Company, a Bermuda company formed in 1996, has not paid any dividends. In November 2016, the Company announced that its Board of Directors approved the initiation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment. The goal of the dividend policy is to pay cash dividends of at least 25% of the Company's net post-tax audited consolidated profits attributable to shareholders, if and when available for distribution. As a holding company, the Company’s ability to pay dividends, as well as to meet its other obligations, depends upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments. The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company. Those restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

In addition, the ability of the Company's operating subsidiaries to make distributions to APWC will depend upon a number of factors, including operating results, capital requirements, expansion plans, business prospects, obligations in respect of non-recurring items, debt covenants and other factors that may arise from time to time. The Company cannot provide any assurances as to when a dividend payment will be made to holders of Common Shares, if at all.

8.3	Significant Changes

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2016 that have not been described herein. See Section 3.3.1: Risks Related to Financial Reporting.

Item 9:	The Offer and Listing

9.1	Historical Trading Information

The high and low market prices for Common Shares on the NASDAQ since January 1, 2012, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:
2012	3.99	2.25
2013	4.34	3.00
2014	3.38	2.27
2015	2.60	1.27
2016	2.85	1.20

Two most recent full financial years:
2015
First quarter	3.38	2.76
Second quarter	2.80	2.46
Third quarter	2.78	2.27
Fourth quarter	2.61	2.49
2016
First quarter	1.85	1.20
Second quarter	2.62	1.75
Third quarter	2.77	2.15
Fourth quarter	2.85	2.15
2017
First quarter	3.10	2.40
Most recent six months:
October 2016	2.46	2.15
November 2016	2.35	2.20
December 2016	2.85	2.30
January 2017	3.10	2.60
February 2017	2.90	2.70
March 2017	2.85	2.40

9.2	Markets

The Company’s Common Shares have traded on NASDAQ since April 2011 under the symbol “APWC”. On February 15, 2013, the Company’s Common Shares were elevated to NASDAQ Global Markets tier. See Section 3.3.4: the risk factor: “Potential Illiquidity of Common Shares.” The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

Item 10:	Additional Information

10.1	Share Capital

As of December 31, 2016 and as of the date of the filing of this Annual Report, the Company has an authorized share capital of 50,000,000 Common Shares, par value $0.01 per share. During 2012, the Company repurchased 1,900 Common Shares. On December 31, 2012 there were 13,830,769 Common Shares issued and 13,828,869 Common Shares outstanding. During 2013, the Company repurchased a further 7,400 Common Shares, for a total of 9,300 Common Shares that were repurchased under the Company’s Share Buy-back Plan during 2012 and 2013, until the Company suspended the Share Buy-back Plan effective as of April 25, 2013. Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked as treasury shares and are classified as issued but not outstanding. No Common Shares have been purchased by or on behalf of the Company under the share buy-back program that was announced by the Company in 2014, but not implemented. As of December 31, 2016, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued and 13,819,669 Common Shares issued and outstanding. No capital of the Company is under option or agreed conditionally or unconditionally to be put under option. The Company does not have any classes of capital stock other than its Common Shares.

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

In 2012, the Company commenced a Share Buy-back Plan, pursuant to which the Company repurchased, in the aggregate, 9,300 issued and outstanding Common Shares, with the most recent purchase under the Share Buy-back Plan having been made on January 10, 2013. Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked a treasury shares and are classified as issued but not outstanding. Those repurchased Common Shares are booked as treasury shares and may be re-sold to third parties by the Company in the future. In April 2013, the Company announced the suspension of the Share Buy-back Plan.

In August 2014, the Company announced that the Board of Directors had authorized a further share buy-back plan of up to $1 million in Common Shares. The Company has not implemented that further buy-back plan. The Company may determine to implement a share buy-back plan in the future. Any determination to do so would depend upon a number of factors including the trading price of the Common Shares, the Company's liquidity, the possible alternative uses of available cash and general market conditions.

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

Our authorized share capital as of December 31, 2016 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2016, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued of which 13,819,669 Common Shares are outstanding and eligible to vote. There are 11,100 Common Shares that are issued (but not outstanding and not currently eligible to vote) and held as treasury shares by the Company.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote. At the Annual General Meeting held on August 5, 2016, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint and remove their own alternates. At the Annual General Meeting held on August 5, 2016, the shareholders approved the reservation of one directorship as a casual vacancy.

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

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a composite services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. In 2016 there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,

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

Taxation of Dividends

The Company has never paid any cash dividends. In November 2016, the Company announced the implementation of a dividend policy pursuant to which the Company would seek to distribute as a cash dividend at least 25% of its net post-tax audited consolidated profit attributable to APWC shareholders. A U.S. Holder receiving a distribution with respect to Common Shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries. However, if a U.S. Holder claims the foreign tax credit, it must “gross-up” the deemed tax payment and treat the grossed-up amount as part of the dividend distribution, so that the amount included in income is equal to the dividend received plus the amount of the foreign tax deemed paid by such U.S. Holder.

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2015 and 2016, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $(9.7) million and $(1.1) million, respectively.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2016. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations. No assurance can be given that such volatility will not recur.

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation and for the reasons stated in the management’s report on internal control over financial reporting below, our management concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date.

Management's Report on Internal Controls over Financial Reporting for the year ended December 31, 2015

In our annual report on Form 20-F for the year ended December 31, 2015 (the "2015 Annual Report"), our management, including our CEO and our CFO, concluded, based upon the information then available to them, that the Company's internal controls over financial reporting were effective as of December 31, 2015 (the "2015 Assessment Date"). Subsequent to the 2015 Assessment Date, in a management review of the efficacy of certain of our processes and procedures for determining financial results, in particular principally for determining accrued liabilities in our North Asia region, management identified a pattern of arithmetic errors that occurred in complicated multi-currency calculations and a pattern of faulty application of certain computational assumptions. Management concluded that these errors were material and constituted a material weakness, thereby rendering our internal controls over financial reporting to be ineffective as of the 2015 Assessment Date.

Accordingly, the Company undertook remedial measures and prepared and filed with the SEC an Amended Annual Report, in which the Company amended and restated its previously issued annual consolidated financial statements. In particular, in the Amended Annual Report, the Company restated its Consolidated Balance Sheets as of December 31, 2015 and 2014 and the related Consolidated Income Statements, Statements of Comprehensive Income, Statements of Cash Flows and Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013. Selected Consolidated Financial Data and Operating and Financial Review and Prospects were also revised in accordance with the restatement. See---Explanatory Note in the Amended Annual Report.

The Company also restated other operating income, income tax expense, inventories, other current assets, other non-current assets, deferred tax assets, amount due to related parties, current tax liabilities and retained earnings and non-controlling interests to reflect the correction of prior years’ uncorrected immaterial errors. The Company did not otherwise modify or update disclosures presented in our 2015 Annual Report, except with respect to one recent litigation matter.

The Amended Annual Report addresses material misstatements that were caused by the management’s inability to identify arithmetic errors when the calculations were complicated and the amounts were determined based on a few assumptions. With regards to the material weakness identified by the Company in 2015, the Company had strengthened the application of internal controls in accounting for complicated transactions and accounting estimates involving the use of assumptions by implementing procedures to ensure the accounting for these transactions would be examined by another reviewer. The Company will also engage a third-party accounting professional to review and provide recommendations on methodologies for accounting for complicated transactions and the proper application of key accounting assumptions. The Company is also examining other remedial measures that might be taken to avoid a recurrence of this material weakness in the future.

No Requirement of Auditor Attestation

This annual report does not contain an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Commission that permit the Company to provide only management's report in this annual report.

Changes in internal control over financial reporting

Except to the extent expressly noted otherwise in this report, there were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the last fiscal year, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	Audit Committee Financial Expert

For more than the past five (5) years, the Common Shares of the Company have been trading on NASDAQ. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act. For each of 2014, 2015 and 2016, our audit committee has consisted of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Company’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B:	Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C:	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2016 and 2015 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements totaled $0.8 million and $0.7 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2016 and 2015 for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning totaled approximately $79 thousand and $98 thousand, respectively.

All Other Fees

(None)

Audit Committee Approval

The engagement of the accountant to render audit, audit-related and non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of the Company. Each of the services described in this Item 16C was approved by the Audit Committee.

Item 16D:	Exemptions from the Listing Standards for the Audit Committees

The Audit Committee of the Company’s Board of Directors consists of three directors, each of whom is independent, as such term is defined in Regulation 10A-3 promulgated under the Exchange Act, and one of whom is a financial expert.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

(Not applicable)

Item 16F:	Change in Registrant’s Certifying Accountant

(Not applicable)

Item 16G:	Corporate Governance

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

Item 16H:	Mine Safety Disclosure

(Not applicable)

Part III

Item 17:	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18:	Financial Statements

See pages F-1 – F-81.

Item 19:	Exhibits

19.1	Index to Audited Financial Statements

Report of independent registered public accounting firm

Consolidated income statements for the years ended December 31, 2016, 2015 and 2014

Consolidated statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014

Consolidated balance sheets as of December 31, 2016 and 2015

Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014

Consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014

Notes to consolidated financial statements

	19.2	Index to Exhibits

1.1		Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001).

1.2		Third Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 3.2 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012).

4.1		Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996).

4.2		Amended and Restated summaries of Joint Venture Agreements (incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2013).

4.3		Loan Facility Agreement between Crown Century Holdings Limited and Bangkok Bank Public Company Limited dated March 17, 2011 (incorporated by reference to Exhibit 10.8 of the Company’s Post-Effective Amendment No. 8 to Form F-1 on Form F-3 filed with the Securities and Exchange Commission on August 31, 2011).

4.4	Rule 10b5-1 Issuer Purchase Plan (incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2013).

4.5

Stock Purchase Agreement dated as of August 17, 2015, by and between Pacific Electric Wire & Cable Co. Ltd., Moon View Ventures Limited and MSD Credit Opportunity Master Fund, L.P. (incorporated by reference to the Company’s annual report on Form 20-F/A filed with the Securities and Exchange Commission on April 28, 2017).

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 30, 2017	/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2016 and 2015

Years ended December 31, 2016, 2015 and 2014

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited (the “Company”) as of December 31, 2016 and 2015, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Asia Pacific Wire & Cable Corporation Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Taipei, Taiwan

April 30, 2017

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2016, 2015 and 2014

		2016	2015	2014
	Note	US$’000	US$’000	US$’000

Sales of goods / services	3.14	384,565	389,632	451,327

Cost of sales	7,13	(352,957)	(366,143)	(414,583)

Gross profit		31,608	23,489	36,744

Other operating income	7	5,441	1,140	1,459
Selling, general and administrative expenses	7	(26,325)	(27,007)	(29,510)
Other operating expenses	7	(3,386)	(332)	(2,168)

Operating profit/(loss)		7,338	(2,710)	6,525

Finance costs	7	(1,147)	(1,547)	(1,697)
Finance income	7	1,045	697	1,167
Share of loss of associates	19	(710)	(801)	(338)
Impairment of investment in associates	19	(126)	-	-
Loss on disposal of a subsidiary		-	-	(178)
Exchange loss		(38)	(4,223)	(87)
Other income	7	267	119	104
Other expense	7	(94)	(180)	(49)

Profit/(loss) before tax		6,535	(8,645)	5,447

Income tax expense	8	(510)	(466)	(2,219)

Profit/(loss) for the year		6,025	(9,111)	3,228

Attributable to:
Equity holders of the parent		2,853	(7,694)	1,034
Non-controlling interests		3,172	(1,417)	2,194

		6,025	(9,111)	3,228

Earnings per share
► Basic and diluted profit/(loss) for the year attributable to equity holders of the parent	9	$0.21	$(0.56)	$0.07

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2016, 2015 and 2014

		2016	2015	2014
	Note	US$’000	US$’000	US$’000

Profit/(loss) for the year		6,025	(9,111)	3,228
Other comprehensive income/(loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	22	(886)	(15,847)	(4,845)

Net gain/(loss) on available-for-sale financial assets		(102)	444	(713)
Income tax effect	8	20	99	214

	22	(82)	543	(499)

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Re-measuring gain/(loss) on defined benefit plans	21	2	(154)	(712)
Income tax effect	8	-	(52)	213

Defined benefit pension plan, net of tax	22	2	(206)	(499)

Other comprehensive loss for the year, net of tax		(966)	(15,510)	(5,843)

Total comprehensive income/(loss) for the year, net of tax		5,059	(24,621)	(2,615)

Attributable to:
Equity holders of the parent		1,641	(17,238)	(4,078)
Non-controlling interests		3,418	(7,383)	1,463

		5,059	(24,621)	(2,615)

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2016	2015
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	48,231	51,303
Other current financial assets – at fair value through profit or loss	11,25	187	19
Trade receivables	12	79,472	69,991
Other receivables	12	16,918	17,563
Due from related parties	23	12,573	18,180
Inventories	13	77,407	83,137
Gross amounts due from customers for contract work-in-progress	14	2,045	1,071
Prepayments		1,189	2,258
Assets classified as held for sale	15	3,368	224
Other current assets		3,238	3,776

		244,628	247,522
Non-current assets
Other non-current financial assets – available for sale	11,25	2,765	2,862
Other non-current financial assets – held to maturity	11	309	306
Property, plant and equipment	15	39,637	45,898
Prepaid land lease payments	16	1,070	1,737
Investment properties	7,17,25	653	667
Intangible assets	18	173	93
Investments in associates	19	786	1,633
Other non-current assets		461	203
Deferred tax assets	8	3,114	4,335

		48,968	57,734

Total assets		293,596	305,256

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2016	2015
	Note	US$’000	US$’000
Current liabilities
Interest-bearing loans and borrowings	11	28,225	37,701
Trade and other payables	20	30,023	31,690
Due to related parties	23	3,096	8,547
Due to immediate holding company	23	1,537	1,537
Accruals		13,651	11,540
Current tax liabilities	8	3,473	5,665
Employee benefit liability	21	594	446
Financial lease liabilities	24	29	22
Provisions for employee benefit	21	422	442
Onerous contracts provisions	3.14	250	79
Dividend payable		440	417
Other current liabilities	3.14	5,876	5,130

		87,616	103,216

Non-current liabilities
Employee benefit liability	21	6,058	5,859
Financial lease liabilities	24	54	51
Provisions for employee benefit	21	105	116
Other non-current liabilities		-	5
Deferred tax liabilities	8	2,588	2,734
		8,805	8,765
Total liabilities		96,421	111,981

Equity	22
Issued capital		138	138
Additional paid-in capital		110,608	110,608
Treasury shares		(38)	(38)
Retained earnings		46,012	43,159
Other components of equity		(20,770)	(19,558)

Equity attributable to equity holders of the parent		135,950	134,309
Non-controlling interests	6	61,225	58,966

Total equity		197,175	193,275

Total liabilities and equity		293,596	305,256

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016, 2015 and 2014

	Attributable to the equity holders of the parent
	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Actuarial losses on defined benefit plans	Available- for-sale reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at January 1, 2014	138	110,608	(38)	49,819	(73)	926	(5,755)	155,625	71,079	226,704
Net income	-	-	-	1,034	-	-	-	1,034	2,194	3,228
Other comprehensive loss	-	-	-	-	(254)	(254)	(4,604)	(5,112)	(731)	(5,843)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(4,158)	(4,158)

Balance at December 31, 2014	138	110,608	(38)	50,853	(327)	672	(10,359)	151,547	68,384	219,931
Net loss	-	-	-	(7,694)	-	-	-	(7,694)	(1,417)	(9,111)
Other comprehensive loss	-	-	-	-	(109)	277	(9,712)	(9,544)	(5,966)	(15,510)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(2,035)	(2,035)

Balance at December 31, 2015	138	110,608	(38)	43,159	(436)	949	(20,071)	134,309	58,966	193,275
Net income	-	-	-	2,853	-	-	-	2,853	3,172	6,025
Other comprehensive income/(loss)	-	-	-	-	1	(42)	(1,171)	(1,212)	246	(966)
Dividend paid to non-controlling shareholders of subsidiaries	-	-	-	-	-	-	-	-	(1,159)	(1,159)

Balance at December 31, 2016	138	110,608	(38)	46,012	(435)	907	(21,242)	135,950	61,225	197,175

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2015 and 2014

	2016	2015	2014
	US$’000	US$’000	US$’000
Operating activities:
Profit/(loss) before tax	6,535	(8,645)	5,447
Adjustments to reconcile profit/(loss) before tax to net
cash provided by operating activities:
Depreciation	5,451	5,598	6,015
Impairment of property, plant and equipment	2,524	-	-
Reversal of impairment loss of investment properties	-	(12)	(26)
Amortization of prepaid land lease payments	57	59	59
Gain on disposal of investment property	(4,466)	(32)	-
Amortization of intangible assets	46	36	31
Gain on disposal of property, plant and equipment	(100)	(41)	(63)
Loss on disposal of assets classified as held for sale	11	-	-
Loss on disposal of a subsidiary	-	-	178
Adjustment for gain on fair value of derivatives	(171)	(20)	-
Dividend income	(96)	(99)	(104)
Finance income	(1,045)	(697)	(1,167)
Finance costs	1,147	1,547	1,697
Share of loss of associates	710	801	338
Impairment of investment in associates	126	-	-
Impairment for trade receivables	279	332	2,151
Impairment (reversal of impairment) for trade receivables for related parties	(1)	(16)	17
Impairment of other receivable	191	-	-
Impairment (write-back of impairment) of inventories	(3,306)	1,481	2,394
Unrealized foreign exchange difference, net	1,244	1,013	286
Changes in operating assets and liabilities
Trade and other receivable, net	(9,949)	15,660	7,589
Inventories	7,713	16,042	(15,543)
Prepayment and other current assets	1,704	(2,357)	(1,748)
Amounts due to/from related parties	(7)	(7,611)	4,327
Other non-current assets	(261)	(84)	323
Trade and other payables, accruals, other current liabilities and other non-current liabilities	2,334	(10,837)	90
Cash flows provided by operating activities	10,670	12,118	12,291
Dividend received	96	99	104
Interest received	869	688	1,249
Interest paid	(941)	(1,371)	(699)
Income tax paid	(1,680)	(2,747)	(4,598)
Net cash provided by operating activities	9,014	8,787	8,347
Investing activities:
Purchases of property, plant and equipment	(5,044)	(7,417)	(5,951)
Purchases of intangible assets	(126)	(27)	(39)
Proceeds from disposal of held for sale assets	210	-	-
Net cash outflow on disposal of subsidiaries	-	-	(327)
Proceeds from disposal of property, plant and equipment	113	70	65
Proceeds from disposal of investment property	4,695	53	-
Net cash used in investing activities	(152)	(7,321)	(6,252)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	(1,159)	(2,035)	(4,158)
Repayments of borrowings	(35,346)	(41,553)	(14,535)
Proceeds from borrowings	26,120	28,986	26,392
Change in financial lease liabilities	(28)	(31)	(41)
Net cash provided by (used in) financing activities	(10,413)	(14,633)	7,658
Effect of exchange rate changes on cash and cash equivalents	(1,521)	(4,393)	(3,399)
Net increase (decrease) in cash and cash equivalents	(3,072)	(17,560)	6,354
Cash and cash equivalents at beginning of year	51,303	68,863	62,509
Cash and cash equivalents at end of year	48,231	51,303	68,863

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

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

On August 13, 2014, the Company announced that its Board of Directors authorized the future implementation of a share repurchase program of up to $1 million worth of its Common Shares. The Company did not announce a commencement date for that future share repurchase program and, to date, it has not yet been implemented.

2.	BASIS OF PREPARATION

2.1	The consolidated financial statements are prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared on a historical basis except where otherwise disclosed in the accounting policies. The consolidated financial statements are presented in U.S. Dollars and all values are rounded to the nearest thousand (US$’000), except when otherwise indicated.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2016 and 2015, and the results of operations of the Company and all subsidiaries for the years ended December 31, 2016, 2015 and 2014.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

►	Derecognizes the assets (including goodwill) and liabilities of the subsidiary
►	Derecognizes the carrying amount of any non-controlling interest
►	Derecognizes the cumulative transaction differences recorded in equity
►	Recognizes the fair value of the consideration received
►	Recognizes the fair value of any investment retained
►	Recognizes any surplus or deficit in profit or loss
►	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liability.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)

2.2	Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
	As of December 31,
Place of incorporation and operations	2016	2015
The British Virgin Islands

APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Sigma-Epan International Pte Ltd. (“Sigma-Epan”) (under liquidation)	100%	100%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	100%	100%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	66.35%	66.35%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	100%	100%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	100%	100%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	99.40%	99.40%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)

2.2	Basis of consolidation (continued)

	Percentage of equity interest
	As of December 31,
Place of incorporation and operations	2016	2015
Thailand

Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”)	30.56%	30.56%

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder about the following loss events:

►	significant financial difficulty of the issuer or obligor;
►	breach of contract, such as a default or delinquency in interest or principal payments;
►	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that would not otherwise be considered;
►	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;
►	the disappearance of an active market for that asset because of financial difficulties (but not simply because the asset is no longer publicly traded ; or
►	observable data indicating that there is a measurable decrease in the estimated future cash flows from a Company of financial assets since initial recognition, although the decrease cannot yet be identified with the individual assets in the Company, including:
•	adverse changes in the payment status of borrowers in the Company (e.g. an increased number of delayed payments); or
•	national or local economic conditions that correlate with defaults on the assets in the Company.

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

The Company has contracts to supply products that cost more to produce than originally determined in the contracts due to a rise in raw material costs. The Company established the unavoidable costs of meeting the obligations under the contract as a liability for the contractual responsibilities. The liability has been calculated based on the difference between the copper price on the London Metal Exchange (the “LME”) at reporting date and the prices determined in the contracts, if the difference exceeds the profit of the originally contract, which it then recognizes in financial statements as an other operating expense and accrued liability.

Bill and hold transaction

For a 'bill and hold' sales transaction, where delivery is delayed at the buyer's request, but the buyer takes title and accepts billing, the Company’s policy is not to recognize revenue until the delivery is made.

Payment received on the revenue of undelivered goods under bill and hold arrangements are recorded on the balance sheet as other current liabilities, as of December 31, 2016 and 2015 amounted to $nil and $3,677, respectively.

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

Impairment of non-financial assets

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs of disposal calculation is based on available data from binding sale arrangements, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposal of the assets. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation. During the year ended December 31, 2016, the Company recognized $1.4 million of impairment charge on the property, plant and equipment at its SFO facility based on the value in use. If the projected revenue growth rate used in the value in use calculation were 5% higher, the Company would have recognized US$0.1 million less of impairment loss in 2016. See Note 15 - Property, Plant and Equipment.

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

As of December 31, 2016, the Company has $18,225 (2015: $15,110) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $619 (2015: $746) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $4,846 (2015: $3,473; 2014: $2,815). Further details on taxes are disclosed in Note 8.

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

Sales or Contribution of Assets between an investor and its Associate or Joint Venture-Amendments to IFRS 10 and IAS 28

In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, entitled Sales or Contribution of Assets between an Investor and its Associate or Joint Venture. These narrow scope amendments clarify, that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), and a partial gain or loss is recognized when a transaction involves assets that do not constitute a business. On December 17, 2015, the IASB issued an amendment that postpones the application of the amendments to IFRS 10 and IAS 28 indefinitely. The Company does not expect the amendments to have an impact on its consolidated financial statements.

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

Disclosure Initiative – Amendment to IAS 7

In January 2016, IASB issued the amendments to IAS 7, Statement of Cash Flows. The amendments relates to changes in liabilities arising from financial activities and to require a reconciliation of the carrying amount of liabilities at the beginning and end of the period. The amendment is effective for annual periods beginning on or after January 1, 2017 and is expected to increase the disclosures in the consolidated financial statements.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued the IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration, which sets out that the exchange rate to use on initial recognition of an asset, expense or income related to an advance consideration, previously paid or received in a foreign currency, is the rate used at the date of initial recognition of the non-monetary asset or non-monetary liability arising from the payment or receipt of that advance consideration. The IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRIC 22.

Transfer of investment property – Amendment to IAS 40

The amendments to IAS 40, Investment Property clarify the requirements on transfers to, or from, investment property and are effective for annual periods beginning on or after January 1, 2018. The Company does not expect the amendment to have impact on its consolidated financial statements.

Recognition of Deferred Tax Assets for Unrealized Losses – Amendment to IAS 12

The amendment clarifies how to account for deferred tax assets for unrealized losses. The amendment is effective for annual periods beginning on or after January 1, 2017 and is not expected to have a material impact on the Company’s consolidated financial statements.

Disclosure of Interests in Other Entities – Amendment to IFRS 12

In December 2016, the IASB issued the amendments to IFRS 12, Disclosure of Interests in Other Entities. The amendments clarify that the disclosure requirements in IFRS 12, apply to an entity’s interest in a subsidiary, a joint-venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale. The amendment is effective for annual periods beginning on or after January 1, 2017. The Company does not expect the amendments to have an impact on its consolidated financial statements.

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

					Corporate expense
					adjustments
Year ended December 31, 2016	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	93,931	152,935	137,699	384,565	-	384,565
Inter-segment	2,522	(41)	-	2,481	(2,481)	-
Segment net income (loss)	3,165	7,453	(372)	10,246	(4,221)	6,025
Depreciation and amortization	(1,423)	(2,689)	(1,439)	(5,551)	(3)	(5,554)
Impairment of property, plant and equipment	(1,132)	(1,392)	-	(2,524)	-	(2,524)
Interest income	34	1,022	97	1,153	(108)	1,045
Interest expense	(692)	(282)	(86)	(1,060)	98	(962)
Income tax (expense)/benefit	2,844	(2,059)	(538)	247	(757)	(510)

Other disclosures
Capital expenditure	697	4,198	275	5,170	-	5,170

					Corporate expense
					adjustments
Year ended December 31, 2015	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	90,237	165,354	134,041	389,632	-	389,632
Inter-segment	2,381	1,502	-	3,883	(3,883)	-
Segment net loss	(2,401)	(1,100)	(596)	(4,097)	(5,014)	(9,111)
Depreciation and amortization	(1,511)	(2,699)	(1,480)	(5,690)	(3)	(5,693)
Interest income	15	621	77	713	(16)	697
Interest expense	(804)	(467)	(40)	(1,311)	7	(1,304)
Income tax (expense)/benefit	614	(655)	(223)	(264)	(202)	(466)

Other disclosures
Capital expenditure	594	6,409	427	7,430	14	7,444

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

					Corporate expense
					adjustments
Year ended December 31, 2014	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Sales of goods / services
External customers	114,836	166,864	169,627	451,327	-	451,327
Inter-segment	1,665	53	-	1,718	(1,718)	-
Segment net income (loss)	(2,560)	6,348	7,544	11,332	(8,104)	3,228

Depreciation and amortization	(1,385)	(3,068)	(1,646)	(6,099)	(6)	(6,105)
Interest income	38	1,036	90	1,164	3	1,167
Interest expense	(846)	(427)	(91)	(1,364)	(9)	(1,373)
Income tax (expense)/benefit	654	(1,824)	(579)	(1,749)	(470)	(2,219)

Other disclosures
Capital expenditure	2,154	3,159	677	5,990	-	5,990

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

Capital expenditure consists of additions of property, plant and equipment, and intangible assets.

Reconciliation of profit

	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Segment net income (loss)	10,246	(4,097)	11,332
Corporate expense	(2,784)	(3,763)	(3,241)
Loss on disposal of a subsidiary	-	-	(178)
Share of net loss of associates	(710)	(801)	(338)
Impairment of investment in associates	(126)	-	-
Net gain on financial instruments	171	20	-
Inter-segment profit (elimination)	(15)	(268)	(3,877)
Tax expenses	(757)	(202)	(470)

Profit (loss) after tax	6,025	(9,111)	3,228

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

					Corporate expense
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2016
Total assets	59,120	145,549	86,325	290,994	2,602	293,596
Total liabilities	31,406	36,929	24,435	92,770	3,651	96,421
As of December 31, 2015
Total assets	64,087	146,031	91,511	301,629	3,627	305,256
Total liabilities	36,585	43,584	29,911	110,080	1,901	111,981

Reconciliation of assets:

	As of December 31,
	2016	2015
	US$’000	US$’000
Segment operating assets	290,994	301,629

Corporate and other assets	2,928	3,382
Investment in associates	786	1,633
Deferred tax assets	3,114	4,335
Inter-segment elimination	(4,226)	(5,723)
Total assets	293,596	305,256

Reconciliation of liabilities:

	As of December 31,
	2016	2015
	US$’000	US$’000
Segment operating liabilities	92,770	110,080

Corporate liabilities	5,257	4,484
Deferred tax liabilities	2,588	2,734
Inter-segment elimination	(4,194)	(5,317)
Total liabilities	96,421	111,981

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Revenues from external customers

Thailand	110,569	128,213	141,661
Singapore	105,431	90,960	115,399
Australia	27,918	36,731	48,706
PRC	96,956	93,718	125,131
Southeast Asia	43,677	40,001	20,430
Northeast Asia	14	9	-

	384,565	389,632	451,327

Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, India, Laos, Malaysia and Myanmar.

Countries in the Northeast Asia region include Japan and South Korea.

Major customer information

Revenue from one customer amounted to $53,465 (2015: $42,279; 2014: $47,175) represent 13.9% (2015: 10.9%; 2014: 10.5%), arising from sales in the ROW segment.

Long-lived assets by the country of domicile are summarized as follow:

	As of December 31,
	2016	2015
	US$’000	US$’000
Long-lived assets by area:
Thailand	25,011	24,953
North Asia	6,757	12,370
ROW	9,756	11,059
Corporate	9	13

Total long-lived assets	41,533	48,395

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

The Company has a subsidiary with material non-controlling interests (“NCI”). Information regarding the subsidiary is as follows:

Proportion of equity interest held by NCI:

		As of December 31,
Name	Country of incorporation and operation	2016	2015

Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	33.65%	33.65%

From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

	As of December 31,
	2016	2015
	US$’000	US$’000
Accumulated balances of material NCI:

CTW Consolidated	57,849	54,799
SYE	1,450	1,724

	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Profit / (loss) of material NCI:

CTW Consolidated	4,146	(5,624)	2,878
SYE	(181)	(364)	(953)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

The summarized financial information of the subsidiary is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statements for 2016:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	152,988	30,056
Cost of sales	(139,575)	(28,247)
Administrative expenses	(7,264)	(1,748)
Finance costs	(401)	(377)
Gain on disposal of investment property	4,466	-
Exchange gain/(loss)	618	(221)
Others	(55)	(-)
Profit/(loss) before tax	10,777	(537)
Income tax expense	(3,009)	-
Profit/(loss) for the year	7,768	(537)
Total comprehensive income/(loss)	8,450	(537)
Profit/(loss) attributable to non-controlling interests	4,146	(181)
Dividends paid to non-controlling interests	1,142	-

Summarized income statements for 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	167,462	30,120
Cost of sales	(158,037)	(29,171)
Administrative expenses	(6,776)	(1,422)
Finance costs	(653)	(555)
Gain on disposal of investment property	32	-
Exchange loss	(3,027)	(54)
Others	46	-
Loss before tax	(953)	(1,082)
Income tax expense	(655)	-
Profit/(loss) for the year	(1,608)	(1,082)
Total comprehensive loss	(11,461)	(1,082)
Loss attributable to non-controlling interests	(5,624)	(364)
Dividends paid to non-controlling interests	2,035	-

Summarized income statements for 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	166,917	40,372
Cost of sales	(151,021)	(38,783)
Administrative expenses	(7,063)	(3,665)
Finance costs	(651)	(767)
Exchange gain	56	11
Others	72	-
Profit/(loss) before tax	8,310	(2,832)
Income tax expense	(1,824)	-
Profit/(loss) for the year	6,486	(2,832)
Total comprehensive income/(loss)	5,866	(2,832)
Profit/(loss) attributable to non-controlling interests	2,878	(953)
Dividends paid to non-controlling interests	4,158	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheets as of December 31, 2016:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	117,401	11,767
Property, plant and equipment and other non-current assets	38,926	1,774
Trade and other payable (current)	(30,871)	(9,232)
Other non-current liabilities	(6,096)	-
Non-controlling interest	(1,469)	-
Total equity	117,891	4,309
Equity attributable to equity holders of the parent	60,042	2,859
Non-controlling interests	57,849	1,450

Summarized balance sheets as of December 31, 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	117,913	12,246
Property, plant and equipment and other non-current assets	39,885	1,799
Trade and other payable (current)	(37,719)	(8,922)
Other non-current liabilities	(5,867)	-
Non-controlling interest	(2,537)	-
Total equity	111,675	5,123
Equity attributable to equity holders of the parent	56,876	3,399
Non-controlling interests	54,799	1,724

Summarized cash flow information for the year ended December 31, 2016:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	7,319	(716)
Investing	443	(341)
Financing	(10,586)	1,470
Effect of changes in exchange rate on cash	(404)	(44)
Net increase (decrease) in cash and cash equivalents	(3,228)	369

Summarized cash flow information for the year ended December 31, 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	907	2,046
Investing	585	(68)
Financing	(19,043)	(2,619)
Effect of changes in exchange rate on cash	(3,384)	(64)
Net decrease in cash and cash equivalents	(20,935)	(705)

Summarized cash flow information for the year ended December 31, 2014:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	7,985	1,544
Investing	(13,881)	(97)
Financing	7,443	(1,189)
Effect of changes in exchange rate on cash	90	(18)
Net increase in cash and cash equivalents	1,637	240

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS

7.1	Other operating income
	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Gain on disposal of property, plant, and equipment	100	41	63
Gain on disposal of investment property	4,466	32	-
Reversal of allowance for related parties	1	16	-
Reversal of allowance for investment properties	-	12	26
Gain on sales of scrap copper	569	607	493
Other operating income – others	305	432	877

Total other operating income	5,441	1,140	1,459

7.2	Other operating expenses
	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Allowance for trade receivables for related parties	-	-	17
Allowance for trade receivables	279	332	2,151
Allowance for other receivable	191	-	-
Allowance for foreseeable loss	236	-	-
Impairment of property, plant, and equipment	2,524	-	-
Loss on disposal of assets classified as held for sale	11	-	-
Other operating expenses – others	145	-	-

Total other operating expenses	3,386	332	2,168

7.3	Finance costs
	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Interest on debts and borrowings	958	1,300	1,368
Finance charges payable under finance leases and hire purchase contracts	4	4	5

Total interest expenses	962	1,304	1,373

Banking charges	185	243	324

Total finance costs	1,147	1,547	1,697

7.4	Finance income
	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000

Interest income	1,045	697	1,167

Total finance income	1,045	697	1,167

7.5	Other income
	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Dividend income	96	99	104
Net gain on financial instruments	171	20	-

Total other income	267	119	104

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS (continued)

7.6	Other expenses
	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Others	94	180	49

Total other expenses	94	180	49

7.7	Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,633	4,720	4,986
Amortization – intangible assets	7	5	2
Included in selling expenses:
Depreciation – tangible assets	178	167	188
Included in general and administrative expenses:
Depreciation – tangible assets	616	695	823
Amortization – intangible assets	39	31	29
Amortization – prepaid land lease payment	57	59	59
Depreciation – investment property	24	16	18
Minimum lease payments recognised as an operating lease expense	823	876	1,100
	6,377	6,569	7,205

7.8	Employee benefits expenses

	For the year ended December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	13,047	12,575	14,183
Labor and health insurance costs	146	151	67
Pension costs	854	854	927
Other employment benefits	623	691	788
Included in selling expenses:
Wages and salaries	3,604	3,381	3,784
Labor and health insurance costs	13	14	10
Pension costs	327	291	324
Other employment benefits	52	37	51
Included in general and administrative expenses:
Wages and salaries	7,696	8,140	9,569
Labor and health insurance costs	215	247	204
Pension costs	646	578	576
Director fees	937	745	907
Other employment benefits	414	257	366

Total employee benefits expenses	28,574	27,961	31,756

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC. The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2016, and there is no withholding tax on dividends applicable to the Company. For Thailand, the statutory corporate income tax rate was 30% and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). The current corporate income tax rate of 20% was treated as a temporary reduction from statutory rate of 30% under Revenue Code since 2013. On October 13, 2015, the Thai Cabinet approved the draft of Revenue Code Amendment Act to permanently reduce the corporate income tax rate to 20% from the accounting period beginning on or after 1 January 2016. In March 2016, the draft Act amending the Revenue Code has been approved by the Thai National Legislative Assembly. In Australia, the corporate income tax rate was 30% for 2013/2014, 2014/2015 and 2015/2016 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2016.

Dividends received from the Operating Subsidiaries and equity investees may be subjected to withholding taxes. Under the current Singapore corporate tax system, dividends paid by a Singapore resident company is tax exempt, and is not subject to withholding taxes. In Australia, dividends paid to non-residents are exempt from dividend withholding taxes except when dividends are paid out of profit that is not taxed by Australian income tax (i.e. unfranked dividends). For Thailand, dividends paid by a company to any individual or corporate payee overseas are subject to a withholding tax of 10%. Under the Corporate Income Tax Law of the PRC, dividend distribution of profits to foreign investor(s) is subject to withholding tax of 10%.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2016, 2015 and 2014 are:

	2016	2015	2014
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	(625)	601	2,407
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	1,135	(631)	(188)
Relating to change in tax rate	-	496	-

Income tax expense reported in the income statement	510	466	2,219

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Unrealized gain/(loss) on available-for-sale financial assets
Recognized during the year	(20)	72	(214)
Effect of change in tax rate	-	(171)	-
Net loss on actuarial gains and losses
Recognized during the year	-	(31)	(213)
Effect of change in tax rate	-	83	-

Income tax benefits charged to other comprehensive (loss) income	(20)	(47)	(427)

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

	2016	2015	2014
	US$’000	US$’000	US$’000

Profit before tax	6,535	(8,645)	5,447
Tax at statutory rate of 20% (2015: 20%; 2014: 20%)	1,307	(1,730)	1,089
Foreign income taxed at different rate	599	632	794
Expenses not deductible/(solely deductible) for tax purpose	225	393	(366)
Utilization of previously unrecognized tax losses	(21)	-	-
Net deferred tax asset not recognized	1,305	1,152	1,196
Written-off deferred tax	(678)	-	-
Tax exempt on income	(21)	(45)	(187)
Uncertain tax position	(3,010)	(528)	(1,039)
Return to provision adjustment	77	(83)	12
Deferred tax liability arising from undistributed earnings	681	(72)	85
Effect of changes in temporary differences to be realized in different periods with different enacted tax rates	-	496	14
Withholding tax on dividends	118	206	558
Others	(72)	45	63

Income tax expense reported in income statement	510	466	2,219

At the effective income tax rate of 7.80% (2015: -5.39%; 2014: 40.74%)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2016	2015	2016	2015	2014
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(2,434)	(2,703)	(269)	(72)	85
Revaluations of available-for-sale
investment to fair value	(445)	(466)	-	-	-
Accrued interest income	(118)	(79)	39	2	9
Unutilized building allowance (net)	(207)	(92)	119	151	(286)
Unused tax losses	619	746	133	(710)	146
Allowance for doubtful accounts	159	122	(36)	(29)	27
Inventory impairment	235	941	714	(249)	(470)
Allowance for impairment in investments	-	380	382	-	-
Rebates and other accrued liabilities	390	563	171	60	4
Unpaid retirement benefits	1,117	1,047	(47)	485	(14)
Deferred revenue and cost of sales	374	310	(62)	70	277
Actuarial loss	213	214	-	-	-
Unabsorbed depreciation	625	663	34	140	21
Others	(2)	(45)	(43)	17	13
Deferred tax expenses / (benefits)			1,135	(135)	(188)
Net deferred tax assets	526	1,601

Reflected in the balance sheet as follows:

Deferred tax assets	3,114	4,335
Deferred tax liabilities	(2,588)	(2,734)
Deferred tax assets, net	526	1,601

Reconciliation of deferred tax assets, net

	2016	2015	2014
	US$’000	US$’000	US$’000

Opening balance as of January 1	1,601	1,831	1,302
Tax benefit/(expenses) during the period recognized in profit or loss	(1,135)	135	188
Tax benefit/(expenses) during the period recognized in other comprehensive income	20	47	427
Exchange difference on translation foreign operations	40	(412)	(86)
Closing balance as of December 31	526	1,601	1,831

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company has available unused net operating losses which arose in Thailand, Australia and China as of December 31, 2016, and arose in Thailand and China as of December 31, 2015, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2016	2015
	US$’000	US$’000
2016	-	778
2017	1,411	1,471
2018	2,444	2,599
2019	1,866	2,049
2020	7,555	8,180
2021	4,805	-
No expiration	144	33
	18,225	15,110

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Company were able to recognize all unrecognized deferred tax assets, the profit would increase by $4,846 for the year ended December 31, 2016 (2015: $3,473; 2014: $2,815).

There are no income tax consequences attached to the payment of dividends in either 2016 or 2015 by the Company to its shareholders.

As of December 31, 2016 and 2015, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore. The Company’s tax years from 2011 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions
	2016	2015	2014
	US$’000	US$’000	US$’000
Balance as of January 1	1,856	2,144	2,608
Additions based on tax positions related to the current year	-	-	-
Decrease due to lapses in statute of limitations	(923)	(176)	(422)
Exchange difference	(105)	(112)	(42)

Balance as of December 31	828	1,856	2,144

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2016, 2015 and 2014 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $828, $1,856 and $2,144, respectively.

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	897	2,355	2,442
Accrued penalties on uncertain tax position	535	1,060	1,213

Total accrued interest and penalties on uncertain tax position	1,432	3,415	3,655

For the years ended December 31, 2016, 2015 and 2014, the Company recognized $135, $321 and $373 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2016, 2015 and 2014, the Company reversed $1,453, $276 and $668 in interest and $462, $88 and $211 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2016, 2015 and 2014, the exchange difference $(140), $(132) and $ (46) relating to interests, $(63), $(65) and $(24) relating to penalty were included in income tax expenses.

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

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended
	December 31,
	2016	2015	2014
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit/(loss) attributable to APWC from continuing operations	2,853	(7,694)	1,034
Net profit/(loss) attributable to APWC	2,853	(7,694)	1,034
Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,819,669
Earnings per share – basic and diluted
Continuing operations	0.21	(0.56)	0.07
Total earnings per share – basic and diluted	0.21	(0.56)	0.07

Income from continuing operations attributable to non-controlling interests are $3,172, $(1,417) and $2,194 for the years ended December 31, 2016, 2015 and 2014, respectively.

10.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2016	2015
	US$’000	US$’000
Cash on hand and cash at banks	48,231	51,303

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents include short-term deposits which are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. As of December 31, 2016 and 2015, the Company had no cash equivalents.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES

11.1	Other financial assets

	As of December 31,
	2016	2015
	US$’000	US$’000

Financial instruments at fair value through profit or loss
Foreign exchange forward contracts (Note 11.3)	187	19
Total financial instruments at fair value through profit or loss	187	19

Assets held-to-maturity
Quoted debt securities	309	306
Total assets held-to-maturity	309	306

Available for sale investments
Unquoted equity shares	2,765	2,862

Total available for sale investments	2,765	2,862

Total other financial assets	3,261	3,187

Total current	187	19

Total non-current	3,074	3,168

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss reflect the positive change in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchases.

Assets held-to-maturity – quoted debt securities

A Thai subsidiary invested $309 (Baht 11 million) in subordinated debentures of Bangkok Bank Public Company Limited. The debentures bear a fixed interest rate of 4.375% per annum with a maturity of ten years callable at the option of the issuer after five years. As the call option is clearly and closely related to the debt host contract, no bifurcation of embedded call option is required. The debentures are marketable and rated AA- by Fitch Rating (Thailand) Ltd.

The market yield is close to coupon rate. The fair value approximated its amortized cost as of December 31, 2016 and 2015.

Available-for-sale investments - unquoted equity shares

The investments in shares of a non-listed company, which are recognized initially at fair value plus transaction costs. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as the other comprehensive income. Available-for-sale investments – unquoted equity share consist of the investments in Thai Metal Processing Co., Ltd, (“TMP”) which is engaged in the fabrication of copper rods. During the years ended December 31, 2016, 2015 and 2014, the Company received dividends of $96, $99 and $104 from TMP, respectively, which were recorded in other income in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.2	Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with the Company’s banks, the Company may borrow up to approximately $233,837 and $249,658 as of December 31, 2016 and 2015, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2016 and 2015, the unused portion of the credit lines was approximately $139,854 and $148,556, respectively, which included unused letters of credit amounting to $74,039 and $83,980, respectively. Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2016 and 2015, the Company had open letters of credit totaling $24,743 and $29,698, respectively. Liabilities relating to the letters of credit are included in current liabilities.

	As of December 31,
	2016				2015
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Current interest-bearing loans and borrowings
Bank loans	3.00 ~ 3.50	Nov. 2017	USD$6,500	6,500	3.10 ~ 3.29	Apr. 2016	USD$5,000	5,000
Bank loans	4.70 ~ 4.79	Feb. 2017 ~ Oct. 2017	RMB$30,200	4,323	4.65 ~ 5.82	Mar. 2016 ~ Oct. 2016	RMB$51,920	7,900
Trust receipt	1.10 ~ 2.10	Jan. 2017 ~ Jun. 2017	THB$536,095	15,043	1.00 ~ 1.30	Jan. 2016 ~ Jun. 2016	THB$822,153	22,905
Trust receipt	2.47 ~ 2.54	Dec. 2017	SGD$3,412	2,359	2.96	Dec. 2016	SGD$2,677	1,896
Total current interest-bearing loans and borrowings				28,225				37,701

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.3	Hedging activities and derivatives

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

As of December 31, 2016 and 2015, the Company had outstanding forward contracts with notional amounts of $9.5 million and $11.5 million respectively. The outstanding forward contracts mature between March 14, 2017 and June 26, 2017. The Company recognized gains amounted to $171 and $20 for the years ended December 31, 2016 and 2015, respectively, in the consolidated income statements.

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2016		2015
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	187	-	19	-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.4	Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2016	2015	2016	2015
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	48,231	51,303	48,231	51,303
Other current financial assets – at fair value through profit or loss	187	19	187	19
Trade receivables	79,472	69,991	79,472	69,991
Other receivables	16,918	17,563	16,918	17,563
Due from related parties	12,573	18,180	12,573	18,180
Financial assets-non-current
Other non-current financial assets – available for sale	2,765	2,862	2,765	2,862
Other non-current financial assets – held to maturity	309	306	309	306
Total	160,455	160,224	160,455	160,224

Financial liabilities-current
Interest-bearing loans and borrowings	28,225	37,701	28,225	37,701
Trade and other payables	30,023	31,690	30,023	31,690
Due to related parties	3,096	8,547	3,096	8,547
Due to immediate holding company	1,537	1,537	1,537	1,537
Financial lease liabilities	29	22	29	22
Financial liabilities-non-current
Financial lease liabilities	54	51	54	51
Total	62,964	79,548	62,964	79,548

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

►	Cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, due to immediate holding company and financial lease liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
►	Fixed-rate and variable-rate receivables/borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2016, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11.4 Fair value (continued)

►	Fair value of other current financial assets - derivatives is derived from quoted market prices.
►	Fair value of unquoted available-for-sale financial assets is estimated using appropriate valuation techniques.
►	Fair value of interest-bearing borrowings and loans and other non-current financial assets – held to maturity are determined by using discounted cash flow method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2016 was assessed to be insignificant.

Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount	Sensitivity of the input to fair value
			(2016 and 2015)
				2016	2015
Financial asset
Available-for-sale financial assets in unquoted equity instruments	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $204	5% decrease in the discount would increase in fair value by $211

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

The Company carries unquoted equity shares as available-for-sale financial instruments classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

Total
US$’000
At January 1, 2015	2,479
Re-measurement recognized in other comprehensive income (loss)	444
Exchange difference	(61)
At December 31, 2015	2,862
Re-measurement recognized in other comprehensive income (loss)	(102)
Exchange difference	5
At December 31, 2016	2,765

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES

	As of December 31,
	2016	2015
	US$’000	US$’000
Trade receivables	82,814	73,280
Less: Provision for impairment	(3,342)	(3,289)
Trade receivable, net	79,472	69,991
Other receivables	17,107	17,563
Less: Provision for impairment	(189)	-
Other receivable, net	16,918	17,563

As of December 31, 2016 and 2015 trade receivables of an initial value of $3,342 and $3,289, respectively, were fully impaired.

As of December 31, 2016 and 2015 other receivables of an initial value of $189 and $nil, respectively, were fully impaired.

See below for the movement in the provision for impairment of trade receivables.

	Individually impaired	Collectively impaired	Total
	US$’000	US$’000	US$’000
At January 1, 2015	3,548	157	3,705
Charge for the year	104	347	451
Write-off	(486)	(40)	(526)
Unused amounts reversed	13	(132)	(119)
Currency translation adjustment	(50)	(172)	(222)
At December 31, 2015	3,129	160	3,289
Charge for the year	106	242	348
Write-off	(85)	(6)	(91)
Unused amounts reversed	(21)	(48)	(69)
Currency translation adjustment	(132)	(3)	(135)
Reclassification	(16)	16	-
At December 31, 2016	2,981	361	3,342

The ageing analysis of trade receivables is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	Past due 1- 3 months	Past due 3- 6 months	Past due 6- 12 months	Past due over 12 months
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2016	79,472	59,959	16,858	1,642	474	539
December 31, 2015	69,991	50,959	15,737	549	197	2,549

The Company maintains provision for impairment of trade receivables for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. The impairment losses assessed individually as of December 31, 2016 and 2015 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.

The Company obtained collateral in respect of customer doubtful accounts. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful accounts. In March 2017, a lawsuit was filed by a debtor to rescind the foreclosure that the Company has undertaken on the collateral in Thailand. Although the estimated litigation process may be as long as two years if it reaches to the supreme court, the Company believes that it has the first lien on the collateral and its foreclosure will prevail. The collateral is not recorded on the balance sheet. The fair value of the collateral has been determined based on the valuation performed by independent appraisers. As of December 31, 2016 the fair values of the collateral were $842 which was lower than the amount of the associated delinquent account, as a result, the Company recognized an impairment of $191 in other operating expenses; and, as of December 31, 2015, the fair value of the collateral was $836, which was higher than the amounts of the associated delinquent accounts, no impairments was recognized.

See Note 26(b) credit risk of trade receivables, which discusses how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2016	2015
	US$’000	US$’000
Raw materials and supplies	24,382	25,812
Work in progress	12,057	16,446
Finished goods	31,489	32,167
Distributed products	11,130	13,578
	79,058	88,003
Allowance for inventories	(1,651)	(4,866)
Total inventories at the lower of cost and net realizable value	77,407	83,137

For the year ended December 31, 2016, the amount of $3,306 was credited to cost of sales when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

For the year ended December 31, 2015 and 2014, the Company recognized allowance for inventory of $1,481 and $2,394 as an expense in cost of sales for inventories carried at net realizable value.

14.	Gross amounts due from customers for contract work-in-progress

	As of December 31,
	2016	2015
	US$’000	US$’000
Construction contract work-in-progress
Construction costs	15,406	40,604
Attributable loss	366	284
	15,772	40,888
Less: Progress billing received and receivable	(13,727)	(39,817)
Total gross amounts due from customers for contract work	2,045	1,071

Revenues recognized in excess of amounts billed are classified as current assets under contract work-in-progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2015	5,044	51,475	4,062	103,122	4,831	6,430	2,863	177,827
Additions	-	30	262	425	404	295	6,045	7,461
Disposals	-	-	-	(5,999)	(224)	(209)	-	(6,432)
Transfer	-	40	588	1,952	19	43	(2,709)	(67)
Classified as held for sales	-	-	-	(306)	-	(2)	-	(308)
Exchange differences	(627)	(4,174)	(365)	(9,586)	(388)	(445)	(389)	(15,974)

At December 31, 2015	4,417	47,371	4,547	89,608	4,642	6,112	5,810	162,507

Additions	-	19	71	443	367	312	3,871	5,083
Disposals	-	(116)	(1)	(4,854)	(440)	(220)	(6)	(5,637)
Transfer	-	2,331	709	4,136	75	50	(7,700)	(399)
Classified as held for sales	-	(4,809)	(454)	(221)	-	(13)	-	(5,497)
Exchange differences	32	(561)	(11)	(215)	(36)	(14)	95	(710)

At December 31, 2016	4,449	44,235	4,861	88,897	4,608	6,227	2,070	155,347

Depreciation
At January 1, 2015	-	(31,222)	(2,515)	(87,253)	(3,495)	(5,413)	-	(129,898)
Depreciation charge for the year	-	(1,786)	(179)	(2,721)	(518)	(378)	-	(5,582)
Depreciation on disposals	-	-	-	5,974	221	208	-	6,403
Transfer	-	-	-	-	-	-	-	-
Classified as held for sales	-	-	-	84	-	-	-	84

Exchange differences	-	3,058	219	8,433	294	380	-	12,384

At December 31, 2015	-	(29,950)	(2,475)	(75,483)	(3,498)	(5,203)	-	(116,609)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At December 31, 2015	-	(29,950)	(2,475)	(75,483)	(3,498)	(5,203)	-	(116,609)
Depreciation charge for the year	-	(1,691)	(241)	(2,672)	(455)	(368)	-	(5,427)
Impairment	-	-	(107)	(2,351)	(29)	(37)	-	(2,524)
Depreciation on disposals	-	116	1	4,858	432	217	-	5,624
Transfer	-	156	-	-	-	-	-	156
Classified as held for sales	-	2,512	97	76	-	10	-	2,695
Exchange differences	-	245	(6)	90	28	18	-	375

At December 31, 2016	-	(28,612)	(2,731)	(75,482)	(3,522)	(5,363)	-	(115,710)

Net book value
At December 31, 2016	4,449	15,623	2,130	13,415	1,086	864	2,070	39,637
At December 31, 2015	4,417	17,421	2,072	14,125	1,144	909	5,810	45,898
At January 1, 2015	5,044	20,253	1,547	15,869	1,336	1,017	2,863	47,929

Impairment of property, plant and equipment:

In 2016, the Company recorded an impairment loss of $2.5 million on property, plant and equipment at Ningbo Pacific and SFO facilities.

The Company determined to dispose building, land use rights and machinery at Ningbo Pacific due to lack of profitability. The Company has entered into an agreement to sell building and land use rights, the assets has classified as held for sale as of December 31, 2016. See the details below. The Company engaged an appraiser to perform a valuation for utilized machinery measured at fair value less costs to sell using a cost approach. Its fair value measurement was classified as Level 3 of the fair value hierarchy. After considering the relevant evidence, the key assumption used included replacement costs, residual value and remaining useful life of these existing assets. The impairment test revealed that the recoverable amount was lower than the carrying amount, the Company recognized an impairment of $1.1 million in other operating expenses accordingly. The impairment is presented within the impairment of property, plant and equipment of North Asia segment in Note 5.

SFO has not been able to make a profit due to Thailand’s political situation and change in market demand, the Company considered this situation had an indication of possible impairment and performed an impairment test on the CGU composed of property, plant and equipment used in the manufacturing of fiber optic cables. The Company determined the recoverable amount of the CGU to be $0 based on the value in use. The key assumptions used in calculating the value in use included the revenue growth and a discount rate of 14.8%; as a result, the Company recognized an impairment of $1.4 million in other operating expenses. The impairment is presented within the impairment of property, plant and equipment of Thailand segment in Note 5.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets classified as held for sale:	2016	2015
	US$’000	US$’000
Carrying value of assets held for sale previously classified under property, plant and equipment:
Building	2,297	-
Building improvement	357	-
Machinery and equipment	145	222
Office equipment	3	2
	2,802	224

On December 13, 2016, the Company entered into an agreement to sell its buildings and land use rights at its Ningbo Pacific subsidiary for a consideration of RMB 60.6 million, or approximately US$8.8 million. The transaction completed in March 2017. The asset is presented within total assets of North Asia segment in Note 5.

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

There was no borrowing cost capitalized for the years ended December 31, 2016 and 2015. The amount of borrowing costs capitalized during the years ended December 31, 2014 was $43. The rate used to determine the amount of borrowing costs eligible for capitalization was in the range of 1.15% to 6.30% during the year of 2014.

Financial leases under property, plant and equipment

The carrying value of motor vehicles under financial leases as of December 31, 2016 and 2015 were $71 and $64, respectively.

Pledge

Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 26.

16.	PREPAID LAND LEASE PAYMENTS

	2016	2015
	US$’000	US$’000
Carrying amount as of January 1,	1,794	1,918
Recognized lease expense during the year	(57)	(59)
Classified as held for sales	(566)	-
Exchange difference	(66)	(65)
Carrying amount as of December 31,	1,105	1,794
Current portion included in prepayments	35	57
Non-current portion included in prepaid land lease payments	1,070	1,737

The property land is situated in Mainland China and is held under a long-term operating lease for 33 – 50 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES

The net book value of investment properties as of December 31, 2016 and 2015 was as follow:

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2016
Cost	309	659	968
Less: Accumulated depreciation	-	(315)	(315)

Net book value	309	344	653

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2015
Cost	532	278	810
Less: Accumulated depreciation	-	(143)	(143)

Net book value	532	135	667

A reconciliation of the net book value of investment properties was as follow:

	2016	2015
	US$’000	US$’000
Net book value at January 1	667	757
Depreciation (included in administrative expenses)	(24)	(16)
Disposals	(229)	(21)
Reversal of impairment loss	-	12
Transfer from property plant and equipment	240	-
Exchange difference	(1)	(65)
Net book value at December 31	653	667

Investment properties are carried at historical cost less accumulated depreciation and impairment. Land is not depreciated and office buildings are depreciated on a straight-line basis over the estimated useful lives of 20 years.

On May 31, 2016, the Board of Directors of Charoong Thai approved the sale of land not being used for operating for a consideration of $4,695 (Baht 165 million). The sale of the land resulted in a gain of $4,466 (Baht 157 million) which was recognized in other operating income of the Company’s 2016 consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

The amount recognized in profit arising from the investment properties for the years ended December 31, 2016, 2015 and 2014 was as follow:

	2016	2015	2014
	US$’000	US$’000	US$’000
Rental income derived from investment properties	36	16	11
Direct operating expenses (including repairs and maintenance) generating rental income	(1)	(1)	(1)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(1)	(1)	(1)
Net profit arising from investment properties carried at cost	34	14	9

The fair value of the investment properties are stated below:

	As of December 31,
	2016	2015
	US$’000	US$’000
Land not being used for operation	8,851	10,565
Office building for rent	924	513

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

18.	INTANGIBLE ASSETS

Computer software

	2016	2015
	US$’000	US$’000
Cost
At January 1	387	381
Addition	126	27
Exchange difference	(3)	(21)
At December 31	510	387

Accumulated amortization
At January 1	(294)	(271)
Amortization	(46)	(36)
Exchange difference	3	13
At December 31	(337)	(294)

Net book value
At December 31	173	93

The cost of acquiring software is capitalized separately as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software. Intangible assets are stated at cost less accumulated amortization. Amortization of intangible assets are charged to operating expenses and cost on a straight-line basis over 5 years from the date they are available for use.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

The associates of the Company are set out below:

			Percentage of equity interest
		Country of	As of December 31
Company Name	Nature of business	incorporation	2016	2015

Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%

Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%

Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%

Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

	As of December 31,
	2016	2015
	US$’000	US$’000
Balance at January 1	1,633	2,571
Additions	-	-
Share of loss of associates	(710)	(801)
Impairment of investment in associates - SPRC	(126)	-
Exchange difference	(11)	(137)

Balance at December 31	786	1,633

The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

The Company’s investments in associates are accounted for using the equity method in the consolidated financial statements.

The following table summarized financial information of the Company’s investments in associates:

	As of December 31, 2016
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Current assets	93,461	18	93,479
Non-current assets	2,753	1,753	4,506
Current liabilities	(95,710)	(3)	(95,713)
Non-current liabilities	-	(164)	(164)
Equity	504	1,604	2,108

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	49%
Carrying amount of the investment	-	786	786

Revenue	25,016	-	25,016
Profit	(2,826)	(5)	(2,831)

Share of the associates’ profit for the year:	(707)	(3)	(710)

	As of December 31, 2015
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Current assets	102,529	23	102,552
Non-current assets	3,217	1,741	4,958
Current liabilities	(102,345)	(3)	(102,348)
Non-current liabilities	-	(163)	(163)
Equity	3,401	1,598	4,999

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

	As of December 31, 2015
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	49%
Carrying amount of the investment	850	783	1,633

Revenue	28,989	-	28,989
Profit	(3,194)	(6)	(3,200)

Share of the associates’ profit for the year:	(798)	(3)	(801)

	As of December 31, 2014
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Revenue	47,391	-	47,391
Profit	(1,339)	(6)	(1,345)
Share of the associates’ profit for the year:	(335)	(3)	(338)

As of December 31, 2016 and 2015, the Company's associates had no contingent liabilities or capital commitments.

20.	TRADE AND OTHER PAYABLES

	2016	2015
	US$’000	US$’000
Trade payables	25,447	27,343
Other payables	4,576	4,347
	30,023	31,690

Terms and conditions of the above financial liabilities:

►	Trade payables are non-interest bearing and are normally settled on 60-day terms.
►	Other payables are non-interest bearing and have an average term of 60 days.
►	For terms and conditions relating to other related parties, refer to Note 23.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT

Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2016, 2015 and 2014, were $1,237, $1,172 and $1,283, respectively.

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

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, at rates of 1 to 29 times of final month's salary. The Company’s net benefit cost was $590, $551 and $544 for the years ended December 31, 2016, 2015 and 2014, respectively.  The plan is not funded. As of December 31, 2016 and 2015, the amount recognized were $594 and $446 in current liabilities, $6,058 and $5,859 in non-current liabilities, respectively. The Company pays to settle the obligations as and when employees retire.

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2016	2015	2014
	US$’000	US$’000	US$’000
Current service cost	410	362	305
Interest cost on benefit obligation	180	189	239
Net benefit cost	590	551	544

	For the year ended December 31,
Other comprehensive income	2016	2015	2014
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	217	(15)	(1)
Actuarial (gain) / loss – demographic assumption	-	(2)	-
Actuarial (gain) / loss – financial assumption	(219)	171	713
Actuarial loss	(2)	154	712

	For the year ended December 31,
Change in the defined obligation	2016	2015	2014
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	6,305	6,738	5,874
Current service cost	410	362	305
Interest cost on benefit obligation	180	189	239

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

Benefits paid directly by the Company	(269)	(597)	(408)
Actuarial loss in other comprehensive income	(2)	154	712
Exchange differences	28	(541)	16
Defined benefit obligation at December 31	6,652	6,305	6,738

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2016 and 2015 are as follows:

	2016	2015
	%	%
Discount rate	3.1 ~ 3.3	2.9 ~ 3.0
Rate of salary increase	5.0 ~ 6.0	6.0

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments  to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2016	2015
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	594	446
Between 2 and 5 years	1,496	1,482
Between 5 and 10 years	2,431	2,232
Beyond 10 years	13,541	13,891
Total expected payments	18,062	18,051

Weight average duration of defined benefit obligation	11 - 12 years	12 - 14 years

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2016	2015
	US$’000	US$’000
Discount rate – 1% increase	(588)	(625)
Discount rate – 1% decrease	687	735
Rate of salary increase – 1% increase	661	705
Rate of salary increase – 1% decrease	(574)	(614)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departure, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match as closely as possible, the estimated future cash outflows. As of December 31, 2016 and 2015, the amounts of long service leave was $527 and $558, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY

	As of December 31,
Authorized shares	2016	2015
	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid

	Number of shares	US$’000
At December 31, 2016	13,830,769	138
At December 31, 2015	13,830,769	138
At January 1, 2015	13,830,769	138

On November 11, 2016, the Company announced that the Board of Directors approved the implementation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment. Pursuant to the dividend policy, subject to review and approval by the Board of Directors, the Company intends to pay cash dividends of at least 25% of its net post-tax audited consolidated profits attributable to shareholders. As APWC is a holding company, its ability to pay dividends is dependent upon distributions that it receives from its operating subsidiaries and affiliates, which are subject to a number of factors including operating results, capital requirements, expansion plans, debt covenants, business prospects, consideration for non-recurring items and other factors that are deemed relevant from time to time by the respective boards of our subsidiaries and affiliates. The dividend policy will be reviewed on an ongoing basis and updated at the discretion of the Board of Directors as business circumstances and available capital and capital requirements may change. It is the intention of the APWC’s Board to share the Company's profits with shareholders, while reserving adequate funds for future expansion.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY (continued)

Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2016
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(886)	-	(886)
Re-measuring gain on defined benefit plans	-	-	2	2
Net loss on available-for-sale financial assets	(82)	-	-	(82)
	(82)	(886)	2	(966)

	For the year ended December 31, 2015
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(15,847)	-	(15,847)
Re-measuring losses on defined benefit plans	-	-	(206)	(206)
Net loss on available-for-sale financial assets	543	-	-	543
	543	(15,847)	(206)	(15,510)

	For the year ended December 31, 2014
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	-	(4,845)	-	(4,845)
Re-measuring losses on defined benefit plans	-	-	(499)	(499)
Net gain on available-for-sale financial assets	(499)	-	-	(499)
	(499)	(4,845)	(499)	(5,843)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS

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

(a)	Outstanding balance with related parties:

The following table provided the total amount of outstanding balance at December 31, 2016 and 2015.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2016	2015	2016	2015
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	2,693	742	457	424
PEWC, Singapore Branch	14	11	-	-
PEWC Singapore Co. (Pte) Ltd.	-	-	993	982
PEWC (HK)	7,488	14,653	88	4,989

The immediate holding company
Moon View	-	-	1,537	1,537

Associate
SPHC	164	163	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	2,214	2,611	-	406
Fujikura Limited	-	-	131	338

Others	-	-	65	46
Total	12,573	18,180	4,633	10,084

As of December 31, 2016 and 2015, the interest rates on the balance due to PEWC Singapore Co., (Pte) Ltd. range from 1.61% to 1.86% and 1.26% to 1.32%, respectively, and the payables are repayable upon demand. All balances with related parties are unsecured.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with related parties:

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2016	2015	2014
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases of materials	2,291	3,706	16,036
	Purchases of products	6,305	3,592	4,804
	Sales	493	111	410
	Management fee received	4	17	19
	Management fee paid	145	241	256
	Information technology service fee paid	118	97	115
PEWC, Singapore Branch	Management fee received	14	14	-
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	11	9	9
PEWC (HK)	Purchases of materials	6,331	32,440	23,132
	Sales	25,546	29,634	19,789

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	3,058	3,030	2,418
	Construction of factory building expenses and acquisition of assets	285	2,605	-
Fujikura Limited	Purchases of products	1,064	917	1,179

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

Terms and condition of transactions with related parties (continued)

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2016, 2015 and 2014.

Pursuant to the composite services agreement:

(a)	PEWC will sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the average spot price of copper on the LME for the one month prior to purchase plus an agreed upon premium, (ii) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets as PEWC and (iii) will give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

(b)	PEWC grants to the Company the right to distribute any wire or cable product manufactured by PEWC in all markets in which the Company presently distributes or develops the capability to distribute in the future, such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC shall not be required to grant to the Company the right to distribute products manufactured by PEWC in the future in markets where the Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to the Company.

(c)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, access to certain of PEWC’s technology (and PEWC personnel necessary to use such technology) with respect to the design and manufacture of wire and cable products, including, without limitation, certain fiber optic technology.

(d)	PEWC will make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

(e)	Each of PEWC and the Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where the Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless the Company and PEWC mutually agree otherwise, the Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of the Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for the Company to participate to the extent possible.

(c)	Compensation of key management personnel of the Company

	For the years ended December, 31
	2016	2015	2014
	US$’000	US$’000	US$’000
Short-term employee benefits	3,344	3,382	4,853
Post-employment benefits	100	87	92
Termination benefits	103	80	126
Total compensation paid to key management personnel	3,547	3,549	5,071

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments – the Company as lessee

The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

Future minimum rental payable under non-cancellable operating leases with initial terms of one year or more consisted of the following:

	As of December 31,
	2016	2015
	US$’000	US$’000
Within one year	823	876
After one year but not more than five years	1,067	1,238
More than five years	1,774	1,537
	3,664	3,651

(b)	Finance lease and hire purchase commitments

The Company leases certain machinery and equipment under finance leases.

Future minimum payments under finance leases with initial terms of one year or more consisted of the following as of December 31:

	2016		2015
	Minimum payments	Present value of payments (Note 15)	Minimum payments	Present value of payments (Note 15)
	US$’000	US$’000	US$’000	US$’000
Within one year	32	29	25	22
After one year but not more than five years	57	54	54	51
More than five years	-	-	-	-
Total minimum lease payments	89	83	79	73
Less: amount representing finance charges	(6)	-	(6)	-
Present value of minimum lease payment	83	83	73	73

As of December 31, 2016 and 2015, the finance lease liabilities are secured by the leased machinery and equipment at cost of $131 and $154, respectively. The accumulated depreciation of these leased assets as of December 31, 2016 and 2015 amounted to $60 and $90, respectively. The depreciation of machinery and equipment under finance leases are included in the depreciation expenses under costs of sales. The average discount interest rate implicit in the lease is in the range of 4.98% and 6.72%, for 2016 and 2015, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES (continued)

(c)	Purchase commitments

As of December 31, 2016 and 2015, the Company and its subsidiaries had commitments to purchase raw materials totaling $111 million to $203 million and $104 million to $171 million (19,620 to 35,920 metric tons and 21,650 to 35,664 metric tons), respectively, from third parties at the prices stipulated in the contracts.

(d)	Capital commitments

As of December 31, 2016 and 2015, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.2 million and $2.3 million, respectively.

(e)	Guarantees

As of December 31, 2016 and 2015, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $2 million and $2.9 million, respectively, in respect of banking facilities extended to two operating subsidiaries.

As of December 31, 2016 and 2015, the Company provided a corporate guarantee not exceeding the sum of $31.2 million and $31.2 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2016 and 2015, there were outstanding bank guarantees of $29 million and $30.5 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(f)	Service commitments

As of December 31, 2016 and 2015, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting services with related parties totaling $0.1 million and $0.1 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2016:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
			(Level 1)	(Level 2)	(Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2016	2,765	-	-	2,765
Other current financial assets-derivatives (Note 11.1)
Foreign exchange forward contract	December 31, 2016	187	-	187	-
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	December 31, 2016	8,851	-	-	8,851
Office buildings	December 31, 2016	924	-	-	924

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT (continued)

Quantitative disclosures fair value measurement hierarchy for assets as of December 31, 2015:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
			(Level 1)	(Level 2)	(Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2015	2,862	-	-	2,862
Other current financial assets-derivatives (Note 11.1)
Foreign exchange forward contract	December 31, 2015	19	-	19	-
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	December 31, 2015	10,565	-	-	10,565
Office buildings	December 31, 2015	513	-	-	513

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES

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

The sensitivity analysis in the following sections relate to the position as of December 31, 2016 and 2015.

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

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2016 and 2015 to increase/decrease by $75 and $89, respectively.

Equity price risk

The Company’s unlisted equity security is classified as non-current financial assets-available for sale which is subsequently measured at estimated fair value.

At the reporting date, the exposure to unlisted equity security at fair value was $2.8 million (2015: $2.9 million). Sensitivity analysis of the unlisted equity investment has been provided in Note 11.4.

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

The balance of financial assets and liabilities denominated in a currency different from the Company’s reporting currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2016	2015	2016	2015

Thai Baht (THB)	354	9,757	30	355
Singapore dollar (SGD)	127	491	23	4
Taiwan dollar (TWD)	1,602	5,985	2,201	2,760
Renminbi (RMB)	88,477	79,262	12,965	16,718
Hong Kong dollar (HKD)	19,840	4,923	63	2,675
Japanese yen (JPY)	-	-	14,978	39,242

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against the US dollar, with all other variables held constant.

	Change rate	THB	SGD	TWD	RMB	HKD	JPY
2015	5%	13	17	5	476	15	(16)
	-5%	(13)	(17)	(5)	(476)	(15)	16

2016	5%	-	4	(1)	541	128	(6)
	-5%	-	(4)	1	(541)	(127)	6

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

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

Commodity price sensitivity

The following table shows the potential effect of price changes in copper.

	Change in year- end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000

2016	+25%	6,302	N/A
Copper	-25%	(6,302)	N/A

2015	+28%	6,960	N/A
Copper	-28%	(6,960)	N/A

On average, copper composes around 84% and 82% of the product cost in 2016 and 2015, respectively. The above sensitivity analysis is based on the average fluctuation rate in the past five years and one month manufacturing lead time to estimate its impact on profit before tax.

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

The Company is exposed to credit loss in the event of non-performance by counter-parties on foreign exchange contracts and trade and other receivables. For the year end December 31, 2016 and 2015, the Company recorded a provision of allowance for doubtful accounts of $1.8 million and $1.9 million, respectively, for a customer of a subsidiary who was not able to settle overdue payments.

As of December 31, 2016 and 2015, trade receivables from one customer represented 8.2% and 9.6% of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(c)	Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and its subsidiaries and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $48 million in cash and cash equivalents, $140 million in unutilized amounts of bank loans, and the total financial liabilities is $63 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered to be minimal.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total

	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2016
Financial liabilities
Interest-bearing loans and borrowings	28,454	-	-	-	28,454
Trade and other payables	30,023	-	-	-	30,023
Due to related parties	3,096	-	-	-	3,096
Due to immediate holding company	1,537	-	-	-	1,537
Finance lease liability	32	49	8	-	89
	63,142	49	8	-	63,199

As of December 31, 2015
Financial liabilities
Interest-bearing loans and borrowings	38,092	-	-	-	38,092
Trade and other payables	31,690	-	-	-	31,690
Due to related parties	8,547	-	-	-	8,547
Due to immediate holding company	1,537	-	-	-	1,537
Finance lease liability	25	43	11	-	79
	79,891	43	11	-	79,945

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(d)	Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015.

In line with industry practices, the Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,
	2016	2015
	US$’000	US$’000
Interest bearing loans and borrowings	28,225	37,701
Trade and other payables	30,023	31,690
Less: cash and cash equivalents	(48,231)	(51,303)
Net debt	10,017	18,088
Total Equity	197,175	193,275
Capital and net debt	207,192	211,363
Gearing ratio	4.8%	8.6%

The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries and joint venture holdings. As a holding company, the Company’s ability to pay dividends, as well as to meet its other obligations, depends upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments. The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

(e)	Collateral

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $8,778 at December 31, 2016 (2015: $12,924);
(ii)	Pledge of other receivables of $6,872 at December 31, 2016 (2015: $9,519) ;
(iii)	Corporate guarantee issued by the Company and a subsidiary of the Company.
(iv)	A trading facility was secured by all the assets and uncalled capital with total carrying amount of $27,607 of a subsidiary as of December 31, 2016 (2015: $ 27,964).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2016 and 2015 were 3.14% and 3.29% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

(f)	Derivative – offsetting loans

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

On March 13, 2017, the Board of Directors of Charoong Thai approved the dividend payments to its shareholders in Baht 139.3 million (at the rate of Baht 0.35 per share). The dividend payment was approved by the Annual General Meeting of Shareholders on April 25, 2017. Other than the above event, the Company is not aware of any matter or circumstance not otherwise dealt with in the report that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

28.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on or before April 30, 2017.