Form 20-F
period 2017-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2018-04-30
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Large accelerated Filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

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

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; global, regional or national economic and financial conditions, the global drop in demand for and the pricing of commodities, including copper, our principal raw material, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; the volatility of share prices on major securities exchanges throughout the world, our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; changes in laws or regulations applicable to the Company in the markets in which we conduct business; the availability and price of copper, our principal raw material; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service and meet all requirements under our debt, and to maintain adequate credit facilities and credit lines; in certain markets, our ability to compete effectively with state-owned enterprises (“SOEs”), which may receive governmental subsidies to enhance results or receive preferred vendor status in state controlled projects; our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; the fact that Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”) is a holding company that depends for income upon distributions from operating subsidiaries, most of which are not wholly-owned and for which there may be restrictions on the timing and amount of distributions; price competition and other competitive pressures; the impact of climate change on our business and operations and on our customers; tax inefficiencies associated with our cross-border operations, including without limitation, limitations on our ability to utilize net losses within our group of companies for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).

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

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5: Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18: Financial Statements.”

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands)
Income Statement Data:
Sales of goods / services	$425,215	$384,565	$389,632	$451,327	$460,676
Costs of sales	(385,527)	(352,957)	(366,143)	(414,583)	(408,860)
Gross profit	39,688	31,608	23,489	36,744	51,816
Other operating income	5,084	5,441	1,140	1,459	1,201
Selling, general & administrative expenses	(27,248)	(26,325)	(27,007)	(29,510)	(34,640)
Other operating expenses	(909)	(3,386)	(332)	(2,168)	(196)
Operating profit/(loss)	16,615	7,338	(2,710)	6,525	18,181
Finance cost	(1,221)	(1,147)	(1,547)	(1,697)	(1,734)
Finance income	876	1,045	697	1,167	1,306
Share of loss of associates	(3)	(710)	(801)	(338)	(211)
Gain on disposal of investment	—	—	—	—	232
Loss on disposal of a subsidiary	—	—	—	(178)	—
Impairment of investment in associates	—	(126)	—	—	—
Loss on disposal of a subsidiary	(261)	—	—	—	—
Exchange gain (loss)	2,784	(38)	(4,223)	(87)	(1,449)
Other income	214	267	119	104	110
Other expense	(336)	(94)	(180)	(49)	(260)
Income/(loss) from continuing operations before income taxes	18,668	6,535	(8,645)	5,447	16,175
Income taxes expense	(5,140)	(510)	(466)	(2,219)	(5,753)
Net income/(loss)	$13,528	$6,025	$(9,111)	$3,228	$10,422
Net income/(loss) attributable to non-controlling interests	$4,808	$3,172	$(1,417)	$2,194	$5,405
Net income/(loss) attributable to APWC	8,720	2,853	(7,694)	1,034	5,017
Basic and diluted profit/(loss) per share(1)	$0.63	$0.21	$(0.56)	$0.07	$0.36

(1)

The calculation of the earnings per share is based on 13,819,669, 13,819,669, 13,819,669, 13,819,669 and 13,820,200 basic and diluted weighted Common Shares issued and outstanding for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

	As of December 31,
	2017	2016	2015	2014	2013
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$46,093	$48,231	$51,303	$68,863	$62,509
Working capital	181,752	157,012	144,306	168,213	172,701
Total assets	334,843	293,596	305,256	378,694	364,635
Total debt	42,688	29,762	39,238	55,400	43,521
Net assets	222,826	197,175	193,275	219,931	226,704
Capital stock	138	138	138	138	138
Total APWC shareholders’ equity	153,328	135,950	134,309	151,547	155,625

3.2	Exchange Rates

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2017. The respective Noon Buying Rates on December 31, 2017 were US$ 1.00 = Bt 32.56; S$ 1.336; RMB 6.506; and A$1.280. The respective Noon Buying Rates on March 31, 2018, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 31.19; S$ 1.311; RMB 6.273 and A$ 1.300. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)
2013	32.68	30.85	32.85	28.60
2014	32.90	32.54	33.08	31.74
2015	36.08	34.39	36.48	32.32
2016	35.81	35.22	36.33	34.54
2017	32.56	33.75	35.89	32.49

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2017	33.43	33.04
November 2017	33.17	32.55
December 2017	32.77	32.49
January 2018	32.44	31.33
February 2018	31.84	31.27
March 2018	31.54	31.12

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

	At Period End	Average(1)	High	Low
	(S$ per $1.00)
2013	1.262	1.253	1.283	1.220
2014	1.324	1.270	1.324	1.238
2015	1.417	1.378	1.434	1.317
2016	1.447	1.382	1.452	1.337
2017	1.336	1.373	1.450	1.336

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2017	1.367	1.351
November 2017	1.365	1.345
December 2017	1.353	1.336
January 2018	1.336	1.304
February 2018	1.331	1.310
March 2018	1.325	1.308

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)
2013	6.054	6.141	6.244	6.054
2014	6.205	6.170	6.259	6.040
2015	6.478	6.287	6.490	6.187
2016	6.943	6.655	6.958	6.448
2017	6.506	6.735	6.958	6.477

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2017	6.653	6.571
November 2017	6.639	6.597
December 2017	6.621	6.506
January 2018	6.526	6.284
February 2018	6.347	6.265
March 2018	6.357	6.269

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)
2013	1.120	1.048	1.129	0.945
2014	1.224	1.115	1.235	1.054
2015	1.372	1.342	1.446	1.218
2016	1.383	1.346	1.459	1.279
2017	1.280	1.301	1.383	1.239

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2017	1.305	1.268
November 2017	1.324	1.295
December 2017	1.332	1.280
January 2018	1.278	1.234
February 2018	1.284	1.246
March 2018	1.303	1.269

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

The Company’s evaluation of its internal controls over financial reporting is conducted under the applicable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The evaluation is conducted by our management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”). As of the assessment date for our annual report on Form 20-F for the year ended December 31, 2015, our management, including our CEO and our CFO, had concluded, based upon the information then available to them, that there was not any material weakness in the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2015. However, during the course of 2016, the Company determined that certain accounting errors had been occurring since 2009 in the computation of accrued liabilities in its North Asia region due to the application of inaccurate foreign exchange rates to calculate those liabilities, particularly the U.S. dollar/RMB exchange rate. In March 2017, the Company's Audit Committee, upon the recommendation of the Company's executive officers, concluded that, due to those accounting errors, the Company's previously issued consolidated financial statements for the fiscal years 2013 through 2015, should no longer be relied upon. Accordingly, the Company restated its previously issued consolidated financial statements and related financial information contained therein as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013. In addition, certain 2012 financial results were adjusted due to the identified material weakness. The Company undertook a restatement and, on April 28, 2017, we filed an annual report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2015 to restate previously issued annual financial statements and related financial information contained therein as of December 31, 2015, and 2014 and for the years ended December 31, 2015, 2014, and 2013 (the "Amended Annual Report"). In the Amended Annual Report, the Company corrected the accounting errors that arose out the material weakness identified in that report and concluded that its internal controls over financial reporting were effective as of the filing date of the Amended Annual Report. While our management has taken remedial measures to address the material weaknesses that gave rise to the requirement to restate previously-issued financial statements, the Company cannot be certain that those remedied material weaknesses will not re-occur or that new material weaknesses will not take place in the future.

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

3.3.2

The audit report included in this annual report is prepared in reliance on audit work of the auditor’s China affiliate,   who are not inspected fully by the Public Company Accounting Oversight Board and, as such, our shareholders are deprived of the benefits of inspection by it.

As an auditor of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board, or PCAOB, PricewaterhouseCoopers is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because we have substantial operations within the People's Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor relied on its China affiliate’s audit work that is not currently inspected fully by the PCAOB. Investors should be aware that the lack of PCAOB oversight of audit work performed on APWC's operations within China may potentially increase the risk of material error in the reported audited results of the Company's Chinese operations.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating our auditor's China affiliate’s audits and the quality control procedures. As a result, shareholders currently are deprived of the benefits of PCAOB inspections, and may have greater uncertainty regarding our reported financial information and procedures and the accuracy and completeness of our financial statements, as they relate to our Chinese operations

3.3.3	Risks Related to the Fluctuations in the Exchange Rates and the Cost of Raw Materials

The economies of the world's leading industrialized nations have experienced a period of prolonged growth since the "Great Recession" of 2008. That growth was fueled in part by artificially low interest rates, first initiated by the U.S. Federal Reserve Bank (the “U.S. Fed”) and the central banks of most of the leading industrialized nations, which lowered their short-term interest rates to near zero in an effort to stimulate borrowing and increase economic activity. The U.S. Fed and certain other of those central banks also undertook a series of government bond repurchase programs to enhance market liquidity and to maintain a very low interest rate environment. The extremely low cost of borrowing, which continued for an extremely long period of time, enhanced liquidity and facilitated borrowing to stimulate investment. In December 2017, the U.S. Fed voted to raise its benchmark rate to between 1.25% and 1.5%, which is the fifth benchmark interest rate increase by the U.S. Fed since December 2015. An increase in U.S dollar borrowing costs and any increase in the strength of the US$ in foreign exchange markets could adversely affect our business in the markets where we have operating plants (Thailand, China, Singapore and Australia). Our financial statements for our operating subsidiaries in those markets are reported and denominated in local currencies (referred to as our “functional currencies”) and when translated into US dollars, our reporting currency, these operating subsidiaries would suffer a decrease in reported revenue and operating profits due to foreign currency translation if one takes into account only increased U.S. dollar borrowing costs or an increase in the value of the US$ as against one or more of our functional currencies. Moreover, our copper purchases are based on U.S. dollar quotations, which mean the operating subsidiaries would have to pay more in local currency in order to meet their trade payable obligations.

Impact of Stronger U.S. Dollar Exchange Rates

The rate of exchange for the U.S. dollar as against our functional currencies can have a material impact on our financial results. In effect, an increase in the strength of the U.S. dollar would increase our costs of raw materials and our costs of borrowing, while reducing our revenues as reported in our reporting currency, the U.S. dollar.

Price Volatility for our Principal Raw Material

A comparison of copper prices on the London Metals Exchange (the “LME”), between year-end 2016 and year-end 2017 shows that the average price for copper increased from $4,863 per metric ton to $6,163 per metric ton by year-end 2017, representing a 26.7% price increase. The increase in the average LME copper price in 2017 was a material contributing factor to the growth in 2017 of our average selling price compared with 2016.

Consistent with industry practice, the Company is typically able to pass on the increase in cost of raw material to its customers, This also resulted in a better turnover for the entire year of 2017. With the increase in copper and commodity prices in 2017, customers have sometimes been rushing in with order placements in the expectation that prices may further increase. However, commodity prices, including copper, are highly volatile. The benefits to the Company arising from copper price increases would not be sustainable in the event of a downturn in copper demand, and therefore its pricing. In such a case, the Company could find itself with overvalued inventory that requires a valuation write-down, which has happened in the past.

The Company is unable to determine the precise impact of the volatility of copper prices, and on its operations and cash flow, since its operating results are also affected by factors that are, or may be, unrelated to the economic volatility and the pricing pressures on commodity prices, such as the completion of routine purchase cycles by customers and the completion, expansion or contraction of large infrastructure projects. While the Company is of the opinion that higher copper prices positively impacted the Company’s 2017 result of operations and cash flow, the Company believes that any efforts to forecast likely future performance with any degree of specificity would be fraught with uncertainty. Accordingly, the Company cautions against placing reliance on any efforts to identify trends for the foreseeable future.

3.3.4	Risks Related to the Common Shares and the Company

Consolidation of Charoong Thai Group Accounts

As of December 31, 2017, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”). The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. While the Company holds preemptive rights that would permit it to maintain majority ownership of CTW, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company was not in a position to fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for consolidated treatment, and the Company may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, the Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

Trading Price of Common Shares

Since the Great Recession, the major indices of the leading securities exchanges, including NASDAQ where the APWC Common Shares are traded, have increased significantly in value. The NASDAQ Composite has increased over 550% since its nadir in March 2009. The trading price of the Company's Common Shares has not benefited from the overall, but not universal, increase in the trading prices of many equity securities. The Company believes that a number of factors have contributed to that result, including that growth on NASDAQ has been focused primarily on issuers operating in the technology sector which often command a high price-earnings ratio, the Company may be perceived to carry risks often associated with Chinese companies even though APWC is a Bermuda company and the majority of its business is in Asian markets other than China, the limited liquidity of the Common Shares, the intense private competition facing the Company which makes sales growth more challenging, the increased competition within the wire and cable industry from state-subsidized enterprises which increases pricing pressures particularly when those enterprises may be able to sell below cost, and the explosive growth of wireless communications products which draw demand and investment away from telecommunications wire and cable, among other factors.

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

Due to executive malfeasance at PEWC that was uncovered in 2003, PEWC was delisted from the Taipei Stock Exchange and remains subject to ongoing regulatory review by Taiwan securities regulators. The financial and corporate governance issues that continue for PEWC may increase the uncertainty regarding its ability to perform under the Composite Services Agreement between PEWC and the Company, although to date PEWC has met its obligations under that agreement. (See---section 10.3 Material Contracts).

Limited Trading Volume

Although our Common Shares are traded on the NASDAQ Global Market tier, the trading and demand for our Common Shares has been limited. As a consequence, shareholders may find that their ability to sell their Common Shares quickly or in substantial amounts is adversely affected by the limited public trading market. Thinly-traded equity can be more volatile than equity securities for which there is significant trading volume. The high and low daily closing prices for our Common Shares during the past 24 months (March 2016 – March 2018) were $3.10 and $1.54, respectively. In the future, our Common Shares may experience significant price fluctuations which could adversely affect the value of your ownership interest in the Company.

Potential Conflict of Certain Officers and Directors

We have three independent directors; the other six members of the Board of Directors are also directors or officers of, or otherwise affiliated with, PEWC, our majority shareholder. Certain of our officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and in the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement (discussed in section 10.3). In addition, some of these persons will devote time to the business and affairs of PEWC and its affiliates as is appropriate under the circumstances, which could reduce the amount of time available for overseeing or managing our business and affairs. Notwithstanding any such potential conflicts, however, such individuals, in their capacities as our directors and officers, are subject to fiduciary duties to our shareholders.

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

On November 30, 2017, the Company implemented its previously-announced dividend policy with the payment of a cash dividend of $0.10 per Common Share to all holders of record as of October 31, 2017. While the Company desires to maintain its annual dividend policy, the payment of any annual dividend is contingent upon annual results and the factors enumerated above that may restrict the distribution from operating subsidiaries of cash sufficient to fund the payment of a dividend.

Corporate Matters; Limited Recourse; Limited Enforceability

We are incorporated in and organized pursuant to the laws of Bermuda. In addition, all of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize against them in courts of the United States upon judgments predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against the Company’s assets or the assets of its officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts. Additionally, we have been advised by our Bermuda legal counsel, Appleby (Bermuda) Limited, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board of Directors or controlling shareholders than they would if the Company were organized under the laws of the United States or one of the states therein, or if the Company had material assets located within the United States or some of the directors and officers were resident within the United States. See “Enforceability of Certain Civil Liabilities” for additional information.

3.3.5	Risks Relating to Our Business

Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales. Our prevailing practice is to purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including international economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not re-occur.

Risks related to our Customer Base and our Geographic Markets

Our sales of manufactured and distributed products are made primarily to customers that use our products as components in their own products or in construction or infrastructure projects in which they participate. The volume of our sales is significantly correlated with overall economic conditions in the markets in which we operate, including how much our customers invest in their own product manufacturing or project development. Increases or decreases in economic activity and investment in the markets where we operate generally will result in higher or lower sales volume and higher or lower net income for the Company.

Risks relating to Force Majeure Events

Operations and other business conducted at our plants and other facilities are at risk to acts of god consisting of uncontrollable natural and climatic events (often referred to as force majeure events). Our only material force majeure event was the 2011 flooding at the Siam Pacific Electric Wire and Cable Ltd. (“Siam Pacific”) plant, a subsidiary 100% controlled by Charoong Thai, which occurred during a national flood crisis that affected much of the country. Our insurance coverage in Thailand does not cover damage from flooding or losses due to business interruption, as coverage for business losses due to flooding is generally not available in Thailand or is considered to be prohibitively costly in the limited circumstances where it is available.

Risks Relating to North Asia Region.

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

Recent Macro-economic Concerns

China has risen to be the world’s second largest economy measured by gross domestic product. As the GDP of China has increased significantly its rate of growth has slowed, with the reported GDP growth rate released by the National Bureau of Statistics of China dropping from 7.8% in 2013 to 6.9% in 2017. This development has fueled concern that the current economic downturn in China could become more severe and lead to a possible recession. There is widespread concern about a possible “housing bubble” in China. A downturn in residential construction is one factor that could adversely affect the Company’s business in China. A broader recession in China would likely have a more profound adverse impact on our business results in that market.

Any Decrease in Real Estate Development and Construction Activities in China May Affect the Company’s Operations or Financial Condition

Our wire and cable products manufactured and sold in China and are used in the commercial and residential real estate industry and in infrastructure development. Therefore, the demand for our wire and cable products is affected by the pace of modernization and the growth of the real estate industry in China, which could in turn be affected by a number of factors, such as the level of governmental investment in infrastructure development, the strength of the commercial and residential real estate markets, the level of disposable income, consumer confidence, unemployment rate, interest rates, credit availability and volatility in the stock markets.

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

Uncertainties Exist with respect to the Enactment Timetable, Interpretation and Implementation of Draft PRC Foreign Investment Law and how it may affect the Company’s Corporate Governance

On January 19, 2015, the PRC Ministry of Commerce published a discussion draft of the proposed PRC Foreign Investment Law (“Foreign Investment Law”), aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to better align the corporate legal requirements for both foreign and domestic investments. The PRC Ministry of Commerce has finished soliciting comments on this draft; however, uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted and implemented as proposed, may materially affect our relevant corporate governance practices and increase our compliance costs. For instance, the draft Foreign Investment Law imposes periodic information reporting requirements on foreign investors. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to sanctions.

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

According to the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign invested Enterprises promulgated on March 30, 2015 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated on June 9, 2016, the RMB capital converted from the foreign exchange capital, foreign debt funds, and proceeds remitted from foreign listings of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond the business scope of such foreign-invested enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including the SAFE circular referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by APWC to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

Political or Social Instability in the PRC May Adversely Affect the Company’s Operations or Financial Condition

Political or social instability in China could also adversely affect our business operations or financial condition. In addition, adverse public health epidemics or pandemics in China could not only interfere with our ability to operate our PRC subsidiaries, but could also affect the country’s overall economic growth, which could in turn affect the sales of our products in China. Growing environmental awareness and concern over the deterioration of the quality of the environment in China, including air and water quality, could dampen domestic industrial growth and reduce foreign investor interest in PRC investment. In addition, as our corporate headquarters are located in Taipei, Taiwan, any escalation in political tensions between the PRC and the government of Taiwan could impact adversely our ability to manage our operations in the PRC efficiently or without third party interference.

State-owned Enterprises (“SOEs”) may have competitive advantages that are difficult to Overcome

Much of the PRC's manufacturing output is still conducted through SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises, such as the subsidiaries and investments maintained by APWC. As a consequence, it can become untenable for private enterprises in competition with certain SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period.

Inflation in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The rapid growth of the PRC economy has historically resulted in high levels of inflation. The PRC government has publicly announced its commitment to control inflation. If inflation is significant, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

PRC Tax Treatments May Affect the Company’s Operations or Financial Condition

Under current tax law in China, foreign-invested enterprises no longer receive more favorable tax treatment than domestic enterprises. China has in place a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and has revoked the prior tax exemptions, reductions and preferential treatments applicable to foreign-invested enterprises. This change will very possibly increase our tax obligations in China and thereby reduce our net income in the North Asia region.

Dividends Payable by Our PRC Subsidiaries to Their Respective Offshore Investors Should Be Subject to PRC Withholding Taxes

Under Chinese tax law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Bermuda, where APWC, the ultimate owner of our PRC subsidiaries and investments, is incorporated, does not have such a tax treaty with China. Hong Kong, where Crown Century Holdings Limited (“CCH HK”), the sole shareholder in Pacific Electric Wire and Cable (Shenzhen) (“PEWS”), is incorporated, has a tax arrangement with China that currently provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, if CCH HK is not considered to be the beneficial owner of the dividends paid to it by PEWS under the Circular of the State Administration of Taxation on the Interpretation and Determination of “Beneficial Owners” in the Tax Treaties, promulgated on October 27, 2009 and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties promulgated on June 29, 2012, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare a dividend or distribution and distribute profits earned after January 1, 2008 to their respective offshore investors, such payments will be subject to withholding tax.

Labor Law Legislation in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of labor unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn. Under the current law, downsizing by 10% or more (or more than 20 persons) may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Any of the Company’s staff employed to work exclusively within the PRC are covered by the law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this law can be expected to exacerbate the adverse effect of the economic environment on the Company’s results of operations and financial condition. Additionally, this law has affected labor costs of our customers which could result in a decrease in such customers’ production and a corresponding decrease in their purchase of our products.

Under the PRC Social Insurance Law and the Regulation on the Administration of Housing Accumulation Funds, the employer is required to pay various statutory employee benefits, including social insurance (namely pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance) and housing funds, to relevant government authorities for the benefit of its employees.  If we fail to make adequate social insurance and housing fund contributions, we may be subject to late payment fees, fines and/or other penalties, and our financial condition and results of operations may be adversely affected.

Risks relating to our Exposure to Foreign Exchange Fluctuations

Fluctuations in foreign exchange rates influence our results of operations. Our principal operations are located in the three geographic regions that constitute our business segments; namely, the North Asia region, the Thailand region and the Rest of the World (“ROW”) region. A substantial portion of our aggregate revenues is denominated in the following currencies: Baht, Australian dollars, Singapore dollars and Renminbi. Nearly all of the raw materials for these operations are imported and paid for in U.S. dollars and a substantial portion of our future capital expenditures are expected to be in U.S. dollars. We require a significant amount of U.S. dollars for our ongoing equipment upgrade and maintenance programs. Any devaluation of any of the Baht, the Australian dollar, the Singapore dollar and the Renminbi against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of our foreign currency denominated expenses and liabilities, which would have an adverse impact on our operations.

Although our reporting currency is U.S. dollars, the functional currency of our Thailand region, which accounted for 48.56% of our sales in 2017, is the Thai Baht. The functional currencies of our ROW region, which accounted for 27.56% of sales in 2017, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 23.88% of our sales in 2017, are divided into two groups: for Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), equity investee with 25% equity owned by APWC, (accounting under equity method), and Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), their functional currency is Renminbi, while for CCH HK and PEWS their functional currency is U.S. dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.

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

In addition, the U.S. government on April 3rd, 2018, published a list of about 1,300 Chinese exports that could be targeted for tariffs.  The U.S. planned to apply the tariffs to good to punish China for its theft of trade secrets, including software, patents and other technology. A tariff would be applied to all the products, according to the US Trade Representative.  While the final result is still unknown at this stage, our business in China might be adversely impacted indirectly if the U.S. government decides to take the action and apply a tariff on those products as the action might also adversely impact the business of the Company’s customers in China.

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

Information Systems

The Company's subsidiaries have their respective information systems to support the operation of each subsidiary.  Some of the Company’s subsidiaries have implemented a sophisticated system upon which they place great reliance for efficient operations. Most of the business operations, including sales, procurement, production, inventory and accounting, are processed by our internal information systems.  Our operating subsidiaries vary in the degree of reliance that they place on their information systems.  However, in each of our operating subsidiaries business operations may be adversely affected by the failure or breakdown of the information system, which could be the result of an attack by hackers, computer virus infection, faulty hardware or software corruption.  A disruption of the information system can significantly impact the Company’s business operations.  Among other things, financial data may be corrupted and financial information may not be accurately reported or presented in a timely manner, which might impair the Company’s ability to timely file periodic or annual reports with the SEC or timely disseminate material information to shareholders.  A system failure could also result in a decrease in customer satisfaction because of a delay in the delivery of goods or order processing.

Increased reliance on information systems requires the implementation of IT security measures to protect networks, computers, programs and data from attack, damage or unauthorized access and ensure the confidentiality, availability and integrity of the Company data.  If the IT security measures the Company implemented are compromised and fail to protect systems, networks and data, or if an event of force majeure occurs and the Company’s disaster recovery plan is not operating effectively, the Company’s business may be disrupted and stand to lose assets, reputation and business and potentially face regulatory fines and litigation as well as the cost of remediation, which may adversely impact the Company’s operating and financial results.

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

Indebtedness

As of December 31, 2017, the Company had a total of $250.9 million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 10 banks in the various regions/territories in which we operate. Out of total available credit, $144.5 million was unused and available for borrowing. The Company, collectively and on an individual basis, is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged. The weighted average borrowing rate, for all the outstanding loans combined, was 2.85% for 2017, which runs, at this particular point in time, slightly lower than like-kind borrowing rates that might otherwise be available to us from lenders with which we do not have established relationships, i.e., three month LIBOR (data of March 15, 2018) of 2.18% plus 2.5%.

Impairment Charges

We recognized impairment charges on the property, plant and equipment at Ningbo Pacific Cable Co., Ltd. (“Ningbo” or “NPC”) and at Siam Fiber Optics in the amounts of $0.2 million and $0.001 million for the year of 2017, respectively due to lack of profitability. Should there be changes to the market conditions or in the event we close any of our manufacturing facilities, we may be required to recognize additional impairment charges for our long-lived assets. To the extent the Company must incur impairment charges on our long-lived assets, there may be an adverse effect on our financial condition, including earnings per share and other financial results.

An impairment charge may be incurred for various reasons including, but not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our business or a material adverse change in any material relationships with our clients. If we recognize significant impairment charges, our results of operations may be materially and adversely affected.

Composite Services Agreement with PEWC

We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the “Composite Services Agreement”), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. The Composite Services Agreement is renewable at our option and is currently in force. Under the Composite Services Agreement, PEWC is one of our suppliers of copper and it also provides research and development services for our products. However, we are unable to predict whether PEWC would, at some future date, seek to limit, or be unable to perform in whole or in part, the business it conducts with the Company pursuant to the terms of the Composite Services Agreement.

Risks Relating to Thailand Region

A substantial portion of our Thai operations, which accounted for approximately 48.6% of our total net sales in 2017, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy. With the political tension remaining high in Thailand, the continuing political uncertainty and the risk of further social unrest tends to lessen the attractiveness of the local market for foreign investment, and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market. In August 2017, the former prime minister was convicted in a major corruption scandal and the military launched another coup and assumed power after the prime minister fled the country. In addition, in 2017 the formal cremation of the long-standing King Bhumibol, who passed away in 2016, took place. The king was seen as a stabilizing influence in Thai politics and it is not clear that his son who succeeded him will exert a similar positive influence. Elections have been postponed on multiple occasions and are scheduled to take place in 2018; however, it is not clear that elections, if held, will stabilize the volatile political situation in Thailand.

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

Alternative Transmission Technologies

Our telecommunications cable business is subject to competition from other transmission technologies, principally wireless-based technologies. Wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. While these technologies do present significant competition in the markets in which we conduct or plan to conduct business, the Company believes that demand for its fixed wire products will remain strong. However, no assurance can be given that the future development and use of such alternative technologies will not adversely affect our results of operations.

International Business Risks

We are subject to risks specific to our international business operations, including: the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as the severe weather and climatic events that caused the 2011 floods in Thailand; the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; risks associated with the current rising interest rate environment including possible increases in the cost of borrowing and reduced liquidity for us and our customers; risks related to changes in governmental or private sector policies and priorities with respect to infrastructure investment and development; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. Although we have not experienced any serious harm, except for the flooding situation in Thailand in 2011, in connection with our international operations, we cannot assure you that such problems will not rise in the future.

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

Principal Capital Expenditures

Total purchases of property, plant and equipment amounted $7.4 million in 2015, $5.0 million in 2016 and $4.9 million in 2017, mostly for newly purchased production machinery and equipment for the CTW group in Thailand.

4.1.1	Certain Recent Developments

On December 18, 2017, the Company announced its financial results for the first nine months of 2017. The Company conducted its 2017 annual general meeting of shareholders (the “2017 AGM”) in Taipei on October 20, 2017, where all matters put to a vote of the shareholders were approved.

On November 30, 2017, APWC paid to its shareholders of record as of October 31, 2017, a cash dividend of $0.10 per Common Share.  This dividend payment was made pursuant to the dividend policy announced by the Company in November 2016, pursuant to which APWC stated its intention, subject to its cash position and then foreseeable future cash requirements so permitting, to pay a cash dividend equal to at least 25% of its prior year net post-tax audited consolidated profits attributable to shareholders. As APWC is a holding company, its ability to pay dividends is dependent upon distributions that it receives from its operating subsidiaries and affiliates, which are subject to a number of factors including operating results, capital requirements, expansion plans, debt covenants, business prospects, consideration for non-recurring items and other factors that are deemed relevant from time to time by the respective boards of our subsidiaries and affiliates. The dividend policy will be reviewed on an ongoing basis and updated at the discretion of the Board of Directors as business circumstances and available capital and capital requirements may change. It is the intention of the APWC’s Board to share the Company's profits with shareholders, while reserving adequate funds for future expansion.

In March 2017, the Company announced the completion of a sale of buildings and land use rights at its Ningbo subsidiary in Ningbo City, China to a local private company for a cash sale price of RMB 60.6 million, or approximately US$8.8 million. The sale of the Company's land use rights and buildings at Ningbo resulted in a gain of approximately $4.4 million, which appears in the Company's 2017 financial results. The Company's principal machinery previously utilized at Ningbo has either been sold or been stored in other operating facilities of the Company. The Company concluded that it was unlikely that the operations then being conducted at Ningbo would have contributed positively to its overall results going forward. Consequently, the Company took advantage of an opportunity to dispose of its Ningbo holdings and operations on favorable terms and, as a result, eliminate the likelihood of further losses. The Company is currently considering a number of options for the optimal application of the sale proceeds, which could include expansion of core operations in other markets, capital improvements and debt repayment, among other possibilities. In addition, the Company continues to own the Ningbo subsidiary and its government-granted business license. Therefore, the Company is also examining other possible operations that could be developed taking advantage of the NPC business license.

Also in March 2017, the Company announced that it had identified certain accounting errors in the computation of its accrued liabilities for its North Asia region, which were caused primarily by the application of inaccurate currency exchange rates used to translate income and expenditures as between our functional currency (RMB) and our reporting currency (USD). The Company characterized this reportable event as a material weakness.

With regard to the material weakness identified by the Company in 2015, the Company has strengthened the application of internal controls in accounting for foreign currency denominated transactions. The Company engaged a third-party accounting professional to provide recommendations on its accounting for foreign currency denominated transactions. The Company has taken other remedial measures in its efforts to avoid a recurrence of this material weakness in the future.

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

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis. The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs. The Company has also managed its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company has focused also on reducing operating costs where practicable. We intend to continue these measures in order to preserve our liquidity and maintain a strong cash position. As of December 31, 2017, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $144.5 million, an increase of $4.6 million from that date one year prior. We believe that available and unused amounts of credit are sufficient to support our current working capital needs. The total bank loans and trust receipts outstanding as of December 31, 2017 were $13 million higher than that as of December 31, 2016. Trust receipts represent debt incurred by the Company for goods then in its possession.

4.1.3	Recent Business Trends

APWC experienced a 10.6% increase in overall 2017 revenues against 2016 revenues and an increase in gross profit of 25.6% against that of 2016. The Company’s operating profit in 2017 was $16.6 million, a 127.4% increase compared to $7.3 million in 2016.  The increase in the operating profit was primarily due to the increase in higher margin Thailand government projects and the sale of buildings and land use rights of the Company’s Ningbo subsidiary. The Company's gross margin yielded earnings per share of $0.63 in 2017, a 200% increase compared to 2016 earnings per share of $0.21. In 2015, the Company experienced a loss per share of ($0.56) in 2015.

4.2	Business Overview

The Company is a holding company that operates its business through operating subsidiaries and associates, principally located in Thailand, China, Singapore and Australia.

The following chart shows the organizational structure of the Company as of December 31, 2017 and its principal operating subsidiaries, including affiliate ownerships, and the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses under the company’s name (“S” for Singapore, “T” for Thailand, “A” for Australia and “C” for China or Hong Kong).

Thailand Region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Fiber Optics”).

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cable and telecommunications cable. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2017, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted. In May 2013, rather than producing premium products, a new subsidiary – named “DD” was formed by Charoong Thai in order to produce cable products that were just on par with, or exceeded, national standards in an effort to enhance the competitive position of Charoong Thai.

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

North Asia Region

During 2017, the Company’s China (and North Asia) principal operations were conducted through four business entities – Shanghai Yayang, CCH HK, PEWS and SPRC. The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a subsidiary in Shanghai incorporated in June 1998 to manufacture enameled wires. The Company’s effective holding in Shanghai Yayang is 68.75%. Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, and to local and Taiwanese based end-users. The board consists of six directors, each of whom is either a member of management of Shanghai Yayang who is expatriated from Taiwan or a Thai representative, also expatriated or designated by APWC or PEWC.

The Company has an effective holding of 97.93% of the capital stock of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWS. PEWS manufactures enameled wires for electric, video and audio products for both domestic and export sales.

The Company holds a 25.0% interest in SPRC, which manufactures rubber cable for the China market. The remaining 75% is owned by Shandong Yanggu Wire & Cable Corp. Ltd. (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the major cable producers in China.

The Company has disposed of buildings, most of the equipment and the land use rights for the property where the Ningbo operations were situated. The principal machinery utilized at the Ningbo facility has either been sold or stored in other operating facilities of APWC. The Company continues to own the equity of Ningbo and it continues to hold its government-granted business license. The Company is continuing looking for other business opportunity to increase production, efficiency and market share or expand the scope of its manufacturing activities.

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

Sigma Cable also has project engineering operations in Singapore to supply, deliver and install  (referred to as “SDI”) primarily medium and high voltage cable to power transmission projects. While the Company currently obtains its supply of medium and high voltage power cable for its SDI operations from PEWC, other suppliers are also available if necessary. The Company anticipates that there will be modest demand for medium and high voltage power cable projects sponsored by the Singapore government in the fairly near future.

Sigma Cable Company (Private) Limited (“Sigma Cable”), an indirect, 98.3%-owned subsidiary of the Company in Singapore owns 100% of the capital stock of Epan Industries Pte. Ltd. (“Epan”) a Singaporean Company. Currently, Epan is acting as the distributor of Sigma Cable products and those of other third party suppliers.

Australia

The Company’s business in Australia is conducted by Australia Pacific Electric Cable Pty. Ltd. (“APEC”). The Company’s indirect, beneficial ownership interest in APEC is 98.06%. APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia. APEC produces a range of power cables supplemented by imports from overseas sister companies. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the major cities of Brisbane, Sydney, Melbourne and Perth.

4.2.1	Products and Services

The Company engages in three principal business lines consisting of the manufacture of wire and cable products, the distribution of certain wire and cable products manufactured by PEWC, as well as some third party products, and the provision of project engineering services to certain of its customers. The Company manufactures and sells a wide variety of wire and cable products primarily in four general categories: telecommunications cable, power transmission cable, enameled wire, and electronic wire. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wire is used in the manufacturing of components and sub-components of a number of household appliances and various small machinery. The electronic wire products, which include cable harnesses, are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as a distributor of wire and cable products manufactured by PEWC and other third party suppliers in Singapore. The Company also offers SDI project engineering services of medium and high voltage cable for power transmission projects in Singapore.

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

SDI Project Engineering Services

Based upon the needs of government and the private sector with regard to residential and commercial buildings and infrastructure projects in Singapore, the Company anticipates modest demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, the Company has developed its SDI project engineering capability. The SDI project engineering involves supply, delivery and installation primarily of medium and high voltage cable to power transmission projects in Singapore. Through entering into a contract to supply, deliver and install cable for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cable as required by the project.

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

The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC agreed to supply to the Company on a priority basis its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. PEWC continues to be a leading supplier of copper rods to the Company’s operations, although the Company has recently diversified its copper purchases from among a number of preferred copper suppliers to try to ensure that we are consistently getting the most advantageous pricing on our copper purchases. Under the Company’s copper rod supply arrangements, orders are typically placed between eight to ten weeks before the desired delivery date, with prices “pegged” to the average spot price of copper on the LME for the one month prior to delivery plus a premium.

The Company purchases both copper cathodes which are subjected to a 1.0% import tariff, and copper rods which normally are subject to a 5.0% import tariff for its Thailand operations. The key suppliers are PT. Karya Sumiden Indonesia - Indonesia, PEWC-Taiwan, Alpha Industries Sdn Bhd.- Malaysia, Walsin Lihwa Corporation.- Taiwan, Mitsubishi Corporation RtM International Ptd.- Singapore, Glencore International AG.-Switzerland, and Marubeni Corporation-Japan. The Company has regularly signed one-year contracts with each of the copper suppliers, pursuant to which the Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is usually pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. The Company has almost two decades of good relationships with many copper suppliers, and currently believes that the copper suppliers will be capable of providing an adequate supply of copper for the Company’s requirements. The Company does not anticipate any change in relations with its copper suppliers in the near term.

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

	For the year ended December 31,
	(figures in US$ are in thousands)
	2017		2016		2015
	$	%	$	%	$	%
Regions:
North Asia	$101,533	23.88%	$93,931	24.42%	$90,237	23.20%
Thailand	206,485	48.56%	152,935	39.77%	165,354	42.40%
ROW	117,197	27.56%	137,699	35.81%	134,041	34.40%
Total Net Sales	$425,215	100.00%	$384,565	100.00%	$389,632	100.00%

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

Payment methods for the Company’s products vary with markets and customers. The majority of sales by the Company of its Manufactured Products requires payment within 90 days, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with the distribution of medium and high voltage power cable manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% in either case to be paid within one year. In connection with the purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither the Company nor its operating subsidiaries offers financing for purchases of the Company’s products. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

Products are marketed under the respective names of the operating subsidiaries. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” trade name. Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.

North Asia

The Company produces and sells enameled wire and electronic wire in China. The Company’s principal China operations are conducted through four business entities. The Company generally sells enameled wire directly to manufacturers of electric motors for use in various consumer appliances.

Thailand

The Company produces and sells telecommunication cable, enameled wire and power cable in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand. Our distribution channels include both direct sales to government entities and private sector participants in the infrastructure sector, and sales to agents for governmental entities. Sales within the Thailand region are made directly by the sales department of the Company’s operating subsidiaries in accordance with terms and pricing set by the local subsidiaries. The major customers of the Company include many prominent clients working with the government and its contractors for example, True Corporation Plc (“True”), and TT&T (“Triple T”), among others, subcontractors, and distributors for the private sector. Charoong Thai has successfully participated in many major projects, which included, Suwannabhumi International Airport, Government Center, PTT Maptaput, and BRT (Bus Rapid Transit).

ROW

The Company produces and sells low voltage power cable in Singapore and Australia. In addition, the Company sells a wide range of wire and cable products produced by PEWC. The Company also offers SDI project engineering services for medium and high voltage power cable to power transmission projects in Singapore.

In Singapore alone, sales of Manufactured Products in 2017 accounted for 33% of the total net sales in Singapore; sales of Distributed Products in 2017 accounted for 41%, with the remaining 26% representing SDI project engineering services. SP Power Assets Ltd. has historically been far and away the leading customer for the Company’s SDI services. Sales to the customer are under a comprehensive contract, with purchase orders placed from time to time with the Company by SP Power Assets Ltd. or other customers, as the case may be.

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

Singapore

The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore; however, it experiences significant competition from other local producers. There is no tariff or other barrier against foreign competition in the local Singapore market and potential competitors are free to enter the industry. Because of high capital costs, the Company does not presently anticipate that it is likely there will be new domestic entrants to the wire and cable industry in Singapore in the near future that would present material competition to the Company or be in a position to capture a material percentage of the Company's share of the market. However, the performance of Sigma Cable in 2017 was impacted adversely by increased intense competition from Chinese manufacturers seeking to penetrate the Singaporean market.

Australia

Currently, besides APEC, there are two major wire and cable producers with operations located in Australia: Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the states of Victoria and New South Wales, respectively. Also, Advance Cable, a cable producer with a factory in Victoria, has recently obtained a bigger market share. In addition, a significant portion of the Australian market is serviced by two importers: (i) General Cables Australia, which imports cables from its parent company General Cables, which manufactures cables in New Zealand and (ii) Electra Cables, which imports cables from factories in China. These companies are APEC’s principal competitors. APEC however is the only power cable producer in the State of Queensland and therefore seeks to take advantage of its comparative proximity to Queensland-based customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia. APEC has also opened sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and serve the customers in those regions. APEC also has a distribution agreement with one of the regional suppliers with the goal of generating additional business for the Australia operations. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards. Asean (Association of South East Asian Nations) Free Trade Area (AFTA) Agreements are in effect with Singapore and Thailand, among other Asian countries.

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

Shanghai Yayang is the only major enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in the eastern part of China, locally in the Shanghai market and certain Taiwanese-based manufacturers. It faces competition principally from overseas imports and manufacturers from other provinces in China.

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

Thailand Region

A substantial portion of the Company’s Thai operations, whose sales accounted for approximately 48.6% of the Company’s net sales in 2017, consists of the manufacture of telecommunications and power cable and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets. Political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can adversely impact the volume of sales to our customers who are engaged in large infrastructure projects.

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

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market. In 2017, the Company realized $21.4 million in revenues from SDI projects, compared to $13.3 million in 2016 and $8.8 million in 2015. Revenue in Singapore from Distributed Products in 2017 was $34.0 million, compared to $68.6 million in 2016 and $52.9 million in 2015.

The Singapore government has established targets to increase the resident population from the approximately 5.7 million citizens and permanent residents at the end of 2017 to approximately 6 million by the end of 2020. This planned growth in population is expected to result in an increase in demand for residential property and construction. The Company continues to seek ways to increase its business volume in its project engineering business segment.

China

The economy of China differs from that of most developed free-market economies in a number of respects, including structure, degree of government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. In recent years, the PRC government has implemented economic reform measures which emphasize decentralization, expansion of consumption in the domestic market, residential and commercial real estate development, infrastructure development, utilization of market forces and the development of foreign investment projects of which Shanghai Yayang is an example.

4.3	Organization Structure

Please refer to Business Overview in section 4.2

4.4	Property, Plant and Equipment

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang and PEWS. The following is a summary of the Company’s material facilities and operations.

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

Shanghai Yayang operates a factory that produces enameled wires, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. Assets consisting of buildings with a value of approximately $0.6 million are pledged to Industrial and Commercial Bank of China.

PEWS manufactures enameled wire in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The land and building are pledged to Agricultural Bank of China as security for a $6.9 million bank loan.

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

►	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities
►	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly
►	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets at fair value through profit or loss.

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

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held to maturity investments are measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance income or finance cost in the income statement. The losses arising from impairment are recognized as finance costs in the income statement.

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

	For the year ended December 31,
	2017	2016	2015
	(in thousands except for percentage)
Net Sales:
North Asia region	$101,533	$93,931	$90,237
Thailand region	206,485	152,935	165,354
ROW region	117,197	137,699	134,041
Total	$425,215	$384,565	$389,632
Gross profit:
North Asia region	$7,471	$5,033	$1,888
Thailand region	20,174	13,421	9,488
ROW region	12,043	13,154	12,113
Total gross profit	$39,688	$31,608	$23,489
Gross profit margin:
North Asia region	7.36%	5.36%	2.09%
Thailand region	9.77%	8.78%	5.74%
ROW region	10.28%	9.55%	9.04%
Total gross profit margin	9.33%	8.22%	6.03%

5.3	Operating Results

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

5.3.1	Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

	For the Year Ended December 31,
	2017	2016	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Sales of goods / services	$425,215	384,565	40,650	10.6
Costs of sales	(385,527)	(352,957)	(32,570)	(9.2)
Gross profit	39,688	31,608	8,080	25.6
Other operating income	5,084	5,441	(357)	(6.6)
Selling, general and administrative expenses	(27,248)	(26,325)	(923)	3.5
Other operating expenses	(909)	(3,386)	2,477	73.2
Operating profit	16,615	7,338	9,277	126.4
Finance cost	(1,221)	(1,147)	(74)	(6.5)
Finance income	876	1,045	(169)	(16.2)
Share of loss of associates	(3)	(710)	707	99.6
Impairment of investment in associates	—	(126)	126	(100)
Loss on liquidation of subsidiaries	(261)	—	(261)	100
Exchange gain/(loss)	2,784	(38)	2,822	7,426.3
Other income	214	267	(53)	(19.9)
Other expense	(336)	(94)	(242)	(257.4)
Income from continuing operations before income taxes	18,668	6,535	12,133	185.7
Income taxes expense	(5,140)	(510)	(4,630)	(907.8)
Net income	13,528	6,025	7,503	124.5
Net income attributable to non-controlling interests	4,808	3,172	1,636	51.6
Net income attributable to APWC	8,720	2,853	5,867	205.6

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs.  Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2017 and 2016.

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

Average copper prices per metric ton increased by 26.7% from $4,863 in 2016 to $6,163 in 2017 (annual average).

Copper prices indicated in this report are quoted from the index published by the LME.  The 2017 and 2016 copper prices were as follows:

		2017	2016
Average LME copper price ($/Ton)	Q1	5,834	4,669
	Q2	5,663	4,730
	Q3	6,347	4,773
	Q4	6,808	5,280
	Year	6,163	4,863

The average copper price in March 2018 on the LME was $6,796 per metric ton.

Net Sales

Total sales in the North Asia region increased by $7.6 million, or 8.1%, from $93.9 million in 2016 to $101.5 million in 2017.  The increase was attributable primarily to an increase in orders transferred from other wire and cable manufacturers who were forced to close by the Chinese government because of environmental issues.

Revenue from the Thailand region increased by $53.5 million from $152.9 million in 2016 to $206.5 million in 2017, or 35.0%.  The increase was primarily because the Company obtained more government projects and the appreciation of the Baht against the US dollar.

Revenue decreased by $20.5 million, or 14.9%, from $137.7 million in 2016 to $117.2 million in 2017 in the ROW region.  The revenue increased by 21% in APEC due to an increase in the sales of Distributed Products.  However, the revenue of Sigma Cable dropped by 25%, primarily due to more intense competition from the products imported from China.

Gross Profit

Gross profit for 2017 was $39.7 million, representing an increase of $8.1 million, or 25.6%, compared to $31.6 million in 2016.

The gross profit margin of the North Asia region increased from 5.36% in 2016 to 7.36% in 2017.  The Company’s main product in this region is enameled wire. The increase was attributable primarily to the appreciation of RMB against USD while the copper price remained stable.

The gross profit margin of the Thailand region was 9.77% in 2017, increased from 8.78% in 2016.  The increase was attributable primarily to the increased sales of our products utilized in higher margin Thailand government projects.

The gross profit margin of the ROW region increased from 9.55% in 2016 to 10.28% in 2017.  The gross profit margin of the region in 2017 benefited from an increase in sales of Distributed Products by APEC.

Operating Profit

Other operating income was $5.1 million in 2017, slightly decreased by $0.4 million, or (7)%, from $5.4 million in 2016.

SG&A expenses were $27.2 million in 2017, representing an increased expense of $0.9 million, or 3.50%, in this expense category, from $26.3 million in SG&A expenses in 2016. For the years ended 2017 and 2016, SG&A expenses accounted for 6.4% and 6.8% of the net sales, respectively.

In 2017, we experienced a 70% decrease in other operating expenses, which were $0.9 million in 2017, compared with other operating expenses of $3.4 million in 2016. The fluctuation was primarily attributable to the impairment of property, plant, and equipment of Siam Fiber Optics and NPC in 2016.

Finance Cost

Our finance cost consists of interest on bank loans and borrowings.  Interest cost increased to $1.2 million in 2017 compared to $1.1 million in 2016, primarily due to the increase in bank loans and borrowings.

Finance Income

The finance income consists of interest earned on bank deposits.  Interest income decreased from $1.0 million in 2016 to $0.9 million in 2017 by $0.1 million, or 16.2%.

Share of Loss of Associates

The decrease in the share of loss of an associate by $0.7 million in 2017 compared to that of 2016, was primarily due to the loss that the Company recognized in accordance with its percentage ownership interest in SPRC.

Loss on liquidation of subsidiaries

The Company incurred a total write-off of its interest in Sigma Epan, which amounted to $0.3 million during 2017 due to the strike-off of Sigma Epan Industry.

Exchange Gain/(Loss)

The exchange rates at December 31, 2017 and 2016 are listed below, based on the Noon Buying Rate.  However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	As of December 31,
	2017	2016
Foreign currency to US$1:
Thai Baht	32.56	35.81
Singapore $	1.336	1.447
Australian $	1.280	1.383
Chinese RMB	6.506	6.943

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Income taxes

The change was mainly because the Company reversed $1.9 million of uncertain tax position, in 2016 due to expiration of statute of limitations.

5.3.2	Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

	For the Year Ended December 31,
	2016	2015	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Sales of goods / services	$384,565	$389,632	(5,067)	(1.3)
Costs of sales	(352,957)	(366,143)	13,186	3.6
Gross profit	31,608	23,489	8,119	34.6
Other operating income	5,441	1,140	4,301	377.3
Selling, general & administrative expenses	(26,325)	(27,007)	682	2.5
Other operating expenses	(3,386)	(332)	(3,054)	(919.9)
Operating profit/(loss)	7,338	(2,710)	10,048	370.8
Finance cost	(1,147)	(1,547)	400	25.9
Finance income	1,045	697	348	49.9
Share of loss of associates	(710)	(801)	91	11.4
Impairment of investment in associates	(126)	—	(126)	(100)
Exchange loss	(38)	(4,223)	4,185	99.1
Other income	267	119	148	124.4
Other expense	(94)	(180)	86	47.8
Income/(loss) from continuing operations before income taxes	6,535	(8,645)	15,180	175.6
Income taxes expense	(510)	(466)	(44)	9.4
Net income/(loss)	$6,025	$(9,111)	15,136	166.1
Net income/(loss) attributable to non-controlling interests	3,172	(1,417)	4,589	323.9
Net income/(loss) attributable to APWC	2,853	(7,694)	10,547	137.1

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

Revenue slightly increased by $3.7 million, or 2.7%, from $134.0 million in 2015 to $137.7 million in 2016 in the ROW region.  The revenue increased by 13% in Sigma Cable due to the increase in SDI and Distributed Products.  However, the increase in Sigma Cable was offset by the decrease in APEC, where revenue dropped by 23%, due to more intense competition from the products imported from China.

Gross Profit

Gross profit for 2016 was 31.6 million, representing an increase of 8.1 million, or 34.6%, compared to $23.5 million in 2015.

The gross profit margin of the North Asia region increased from 2.09% in 2015 to 5.36% in 2016.  The Company’s main product in this region is enameled wire.  The gross margin increased primarily due to the relatively stable copper price in 2016 compared to that of 2015.

The gross profit margin of the Thailand region was 8.78% in 2016, increased from 5.74% in 2015.  The increase was attributable to our increased sales of our products utilized in higher margin Thailand government projects.

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

5.4	Liquidity and Capital Resources

As of December 31, 2017, we had $46.1 million in cash and cash equivalents, primarily in bank accounts and cash on hand. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our primary liquidity needs will continue to focus on the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and equity investees. Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations. Corporate needs are funded primarily through distributions from our subsidiaries. We would rely upon distributions of dividends from our subsidiaries in order to pay dividends if the Board of Directors should at any time determine to declare any dividend. As noted in our Risk Factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us. Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of earnings realized in local currencies into U.S. dollars or other currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds, of which the upper limit is 50%. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of our subsidiaries and by reason of the current cash requirements of the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $250.9 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2017, the unused portion of the credit lines was approximately $144.5 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts. As of December 31, 2017, the Company had obligations in respect of amounts callable under issued, but undrawn, letters of credit totaling $37.6 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the Company’s borrowing.

Net cash used in operating activities in the year ended December 31, 2017 was $16.9 million, as compared to $9.0 million of net cash provided by operating activities in the year ended December 31, 2016. The increase in cash used in operations was primarily due to increase in inventory and A/R, which was related to the increase revenue in late 2017. Most of the accounts receivable were collected and inventory subsequently sold within the first quarter of 2018.

In 2016, net cash provided by operations was $9.0 million compared to $8.8 million in 2015. The increase was primarily the result of an increase in interest received in 2016.

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding for 2017 was 82 days, as compared to 71 days for 2016. We have in place rigorous policies across the Company that emphasize the importance of continuous focus on collection efforts.

In 2017, cash provided by investing activities was $3.1 million compared to $0.2 million used in investing activities in 2016. The increase in net cash provided by investing activities was primarily attributable to the proceeds from disposal of equipment of NPC.

In 2016, cash used in investing activities was $0.2 million compared to $7.3 million in 2015. The decrease in net cash used in investing activities was primarily attributable to the proceeds from disposal of an investment property in the Thailand region.

Net cash provided by financing activities was $7.0 million in 2017.  In 2017, net cash provided by financing activities reflected primarily the repayment of borrowings.

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

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•

Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2017, the copper price went up from $4,863 (yearly average for 2016) per metric ton to $6,163 per metric ton (yearly average for 2017). Under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.

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

5.8	Contractual Obligations

The following table sets forth our obligations and commitments to make future payments under contracts and other commitments as of December 31, 2017:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Bank loans and overdrafts	$41,151	41,151	—	—	—
Finance lease obligations (principal amount only)	78	36	40	2	—
Finance charges on finance lease obligations	5	3	1	1	—
Operating lease obligations	3,640	1,174	442	417	1,607
Capital commitment relating to installation of equipment and acquisition of machinery	786	786	—	—	—
Capital commitment relating to repair and maintenance consulting service	76	76	—	—	—
Purchase obligations for copper cathodes	277,245	277,245	—	—	—
	$322,981	320,471	483	420	1,607

The contractual obligation for the purchase of copper cathodes disclosed in the table above was the minimum purchase commitment. For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18: “Financial Statements.”

Item 6:	Directors, Senior Management and Employees
6.1	Directors and Senior Management

There is only one class of directorships and no one or more directors possesses any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2017, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at the Company’s most recent annual general meeting of shareholders (the “2017 AGM”) held on October 20, 2017, the shareholders determined that the minimum number of directors shall be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws. Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of the Company. All directors are subject to annual election by the shareholders of the Company. Each of the directors was reelected at the Company’s 2017 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Estera Services (Bermuda) Ltd.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director and Non-Executive Chairman of the Board
Fang Hsiung Cheng	May 31, 1942	Director
Daphne Hsu	August 12, 1962	Financial Controller
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Alex Chen	December 30, 1957	Director
David Sun	December 22, 1953	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
William Gong Wei	October 31, 1961	Chief Operating Officer
Ivan Hsia	August 14, 1973	Chief Financial Officer

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

No service contract exists between any officers or directors sitting on the Board and the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. In addition, Mr. Andy Cheng and Mr. Yuan Chun Tang, the Company’s Chairman and Chief Executive Officer, respectively, serve in a non-voting advisory capacity to the Compensation Committee.

6.4	Compensation

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2017 was approximately $2.4 million. As of March 31, 2018, our directors and executive officers beneficially owned approximately 103,000 Common Shares representing approximately 0.7% of the issued and outstanding Common Shares. The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws and regulations applicable to the Company.

In 2017, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of the Company or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board of Directors or any of its committees.

No funds or provisions have been set aside for providing compensation to directors or management except for government mandated programs.

6.5	Employees

The Company employed a total of 1,353 employees as of December 31, 2017, of which about 14.4% were administrative and management personnel.  Approximately 60.1% of employees were located in the Thailand region, 24.5 % in the North Asia region and 15.4% in the ROW region. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore. Contributions to the plans are made on an annual basis and totaled $1.3 million in 2017. Additionally, the Company has several defined benefit plans in accordance with Thailand labor law. In its Thai subsidiaries, the Company must pay a retiring employee from one to twenty-nine times such employee’s salary rate during his or her final month, depending on the length of service. During 2017, the Company’s total expenses under this labor law were $0.6 million. These plans are not funded and the amount is recognized and included in Employee Benefit Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $8.3 million as at December 31, 2017.

Approximately 22% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. The Company believes that approximately 100% and 99% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 17% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of the other operating subsidiaries of the Company are members of a union.

The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees.

Item 7:	Major Shareholders and Related Party Transactions
7.1	Major Shareholders

Pursuant to a 2012 Share Buy-back Plan, the Company re-purchased 9,300 Common Shares, which continue to be held by the Company and booked as treasury shares. In a subsequent private transaction in June 2013, the Company repurchased a further 1,800 Common Shares, such that a total of 11,100 Common Shares are now issued but not outstanding and are booked as treasury shares. On August 21, 2015, PEWC and Moon View Ventures Limited, a BVI company and wholly-owned subsidiary of PEWC, acquired 1,355,415 Common Shares that were held indirectly by a private equity investor group. In connection with the sale of those Common Shares, the parties terminated an Amended and Restated Shareholders’ Agreement, which termination benefited the Company by reason of the elimination of certain U.S. tax indemnification obligations of the Company (and PEWC) in favor of the private equity investor, and the termination of the Company’s obligation to maintain effective a shelf registration statement on Form F-3, covering the Common Shares held by the private equity investor. As a result of that transaction, PEWC held, and it continues to hold, approximately 75.4% of the issued and outstanding Common Shares. The remaining approximately 24.6% of the issued and outstanding Common Shares continue to be publicly traded in the U.S. and are listed on the NASDAQ Global Markets tier under the trading symbol “APWC”.

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2018 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

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

As of December 31, 2017 the Company, including its subsidiaries, had a net principal balance outstanding of $4.4 million borrowed from PEWC and subsidiaries of PEWC. This short-term indebtedness is payable on a demand basis and does not accrue interest.

The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least as favorable than terms available in arms-length transactions with unaffiliated parties.

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Thailand and China. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was approximately $143 thousand as of December 31, 2017.

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on the quoted copper price on the LME plus a certain premium.

Additional details regarding related party balances as of December 31, 2017 and related party transactions, including copper purchases from PEWC, are disclosed in our audited consolidated financial statements in Item 18: Financial Statements.

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

In November 2016, the Company announced that its Board of Directors approved the initiation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment. The goal of the dividend policy is to pay cash dividends of at least 25% of the Company's net post-tax audited consolidated profits attributable to shareholders, if and when available for distribution. In accordance with its dividend policy, on November 30, 2017, the Company paid a cash dividend to shareholders of record as of October 31, 2017 in the amount of $0.10 per Common Share.

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

In addition, the ability of the Company's operating subsidiaries to make distributions to APWC will depend upon a number of factors, including operating results, capital requirements, expansion plans, business prospects, obligations in respect of non-recurring items, debt covenants and other factors that may arise from time to time. The Company cannot provide any unconditional assurances to holders of Common Shares with regard to the Company's ability to pay further dividends in accordance with the Company's dividend policy.

8.3	Significant Changes

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2017 that have not been described herein.   See Section 3.3 Risk Factors.

Item 9:	The Offer and Listing
9.1	Historical Trading Information

The high and low market prices for Common Shares on the NASDAQ since January 1, 2013, for each period specified are as follows:

	Price per Share ($)
	High	Low
Five most recent full financial years:
2013	4.34	3.00
2014	3.38	2.27
2015	2.60	1.27
2016	2.85	1.20
2017	3.10	2.40

Two most recent full financial years:
2016
First quarter	1.85	1.20
Second quarter	2.62	1.75
Third quarter	2.77	2.15
Fourth quarter	2.85	2.15
2017
First quarter	3.10	2.40
Second quarter	3.10	2.55
Third quarter	3.10	2.80
Fourth quarter	3.05	2.65
2018
First quarter	2.93	2.35
Most recent six months:
October 2017	3.05	2.80
November 2017	3.00	2.65
December 2017	2.95	2.67
January 2018	2.85	2.55
February 2018	2.85	2.35
March 2018	2.93	2.50

9.2	Markets

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

As of December 31, 2017 and as of the date of the filing of this Annual Report, the Company has an authorized share capital of 50,000,000 Common Shares, par value $0.01 per share. During 2013, the Company repurchased 7,400 Common Shares, for a total of 9,300 Common Shares that were repurchased under the Company’s then active Share Buy-back Plan, until the Company suspended the Share Buy-back Plan effective as of April 25, 2013. Subsequently in 2013, in a private transaction, the Company purchased a further 1,800 Common Shares that were also booked as treasury shares and are classified as issued but not outstanding. No Common Shares have been purchased by or on behalf of the Company under the share buy-back program that was announced by the Company in 2014, but not implemented. As of December 31, 2017, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued and 13,819,669 Common Shares issued and outstanding. No capital of the Company is under option or agreed conditionally or unconditionally to be put under option. The Company does not have any classes of capital stock other than its Common Shares.

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

Our authorized share capital as of December 31, 2017 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2017, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued of which 13,819,669 Common Shares are outstanding and eligible to vote. There are 11,100 Common Shares that are issued (but not outstanding and not currently eligible to vote) and held as treasury shares by the Company.

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

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than its liabilities.

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

Our Common Shares are traded on the NASDAQ Stock Market, Inc. which qualifies as an “appointed stock exchange” for purposes of the Companies Act and the Bermuda Exchange Control Act and regulations made thereunder, in particular a notice to the public dated June 1, 2005. Accordingly, our Common Shares benefit from a general permission for free transferability for all transfers between persons who are not resident in Bermuda for exchange control purposes, for as long as such Common Shares remain listed on an appointed stock exchange.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote. At the Annual General Meeting held on October 20, 2017, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint and remove their own alternates. At the Annual General Meeting held on October 20, 2017, the shareholders approved the reservation of one directorship as a casual vacancy.

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

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a Composite Services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. In 2017 there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,

•

PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

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

Taxation of Dividends

In November 2016, the Company announced the implementation of a dividend policy pursuant to which the Company would seek to distribute as a cash dividend at least 25% of its net post-tax audited consolidated profit attributable to APWC shareholders. On November 30, 2017, the Company paid a cash dividend of $0.10 per Common Share to holders of record as of October 30, 2017, in accordance with the Company's dividend policy. A U.S. Holder receiving a distribution with respect to Common Shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries. However, if a U.S. Holder claims the foreign tax credit, it must “gross-up” the deemed tax payment and treat the grossed-up amount as part of the dividend distribution, so that the amount included in income is equal to the dividend received plus the amount of the foreign tax deemed paid by such U.S. Holder.

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

Long-term capital gains of corporations generally are subject to the U.S. federal income tax at a current rate of 21%. Short-term capital gain generally is taxable at ordinary income rates. Although capital gains of corporations currently are taxed at the same rates as ordinary income, the distinction between capital gain and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses. Corporations may deduct capital losses only to the extent of capital gains and generally may carry back capital losses to each of the preceding three years and carry forward capital losses to each of the succeeding five years. Individuals may deduct capital losses to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate returns) and may carry forward capital losses indefinitely.

Backup Withholding

In general, information reporting requirements may be applicable to dividend payments (or other taxable distributions) made in respect of Common Shares to non-corporate U.S. Holders, and “backup withholding” at the rate of 24% will apply to such payments (i) if the holder or beneficial owner fails to provide a taxpayer identification number in the manner required by U.S. law and applicable regulations, (ii) if the IRS notifies the payor that the taxpayer identification number furnished by the holder or beneficial owner is incorrect, (iii) if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its United States federal income tax returns or (iv) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. In general, payment of the proceeds from a sale of Common Shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner establishes an exemption. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS. Payment of the proceeds from the sale of Common Shares effected outside the United States by a foreign office of certain United States connected brokers will not be subject to backup withholding tax but will be subject to information reporting requirements unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and has no actual knowledge to the contrary, or the beneficial owner otherwise establishes an exemption.

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

The Tax Cuts and Jobs Act of 2017 introduced a new category of income called Global Intangible Low Tax Income (“GILTI”) that, like subpart F income, is deemed repatriated in the year earned. GILTI is basically the income of a CFC reduced by certain adjustments such as U.S. effectively connected income or other subpart F income, that exceeds 10% of the CFC’s Qualified Business Asset Investment (“QBAI”). QBAI is the CFC’s fixed assets that are depreciable as trade or business assets and does not include the CFC’s patents, trademarks, and certain other amortizable intangible property.

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

Backup Withholding

In the case of Common Shares held by a Non-U.S. Holder, or held in the United States by a custodian or nominee for a Non-U.S. Holder, U.S. back-up withholding taxes may apply to distributions in respect of such Common Shares unless such Non-U.S. Holder properly certifies as to its non-U.S. status using the appropriate version of IRS Form W-8.

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

In the opinion of Appleby (Bermuda) Limited, our Bermuda counsel, the following discussion correctly describes the material tax consequences of the ownership of Common Shares under Bermuda law, subject to the assumptions, qualifications and limitations in the discussion below. Such summary is subject to changes in Bermuda law, including changes that could have retroactive effect.

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2017 and 2016, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $10.6 million and $(1.1) million, respectively.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2017. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations. No assurance can be given that such volatility will not recur.

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our management concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date.

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

Changes in internal control over financial reporting

The Company has strengthened the application of internal controls in accounting for foreign currency denominated transactions in 2017. Except to the extent aforementioned, there were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	Audit Committee Financial Expert

For more than the past five (5) years, the Common Shares of the Company have been trading on NASDAQ. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act. For each of 2015, 2016 and 2017, our audit committee has consisted of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Company’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B:	Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C:	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2017 and 2016 for professional services rendered by the principal independent accountant for the audit of the Company’s annual financial statements totaled $0.8 million and $0.8 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2017 and 2016 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $60 thousand and $79 thousand, respectively.

All Other Fees

(None)

Audit Committee Approval

The engagement of the independent accountant to render audit, audit-related and non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of the Company. Each of the services described in this Item 16C was approved by the Audit Committee.

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

The Company dismissed Ernst & Young as our independent registered public accounting firm on September 29, 2017. Thereafter, our independent audit committee approved the appointment of PricewaterhouseCoopers Taiwan ("PwC Taiwan") as our independent registered public accounting firm, which approval was ratified by our shareholders at our 2017 annual general meeting of shareholders. The change was not made due to any disagreements with Ernst & Young.

The audit reports of Ernst & Young on our consolidated financial statements for the fiscal years ended December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles; however, certain accounting errors, that did not involve any disagreement, did occur which led to the Company undertaking a restatement as explained below.

The Company filed an amended annual report on Form 20-F/A (Amendment No. 1) on April 28, 2017 for the fiscal year ended December 31, 2015 to restate previously issued annual financial statements for accounting errors related to accrued liabilities attributable to the application of inaccurate currency exchange rates used to translate such liabilities.

During the fiscal years ended December 31, 2016 and 2015 and through September 29, 2017, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young, would have caused them to make reference thereto in its reports on the financial statements for such fiscal years then ended, nor have there been any reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that the Company concluded the accounting errors were considered a material weakness and a reportable event under certain SEC comments to Item 304(a)(1)(v)(A) of Regulation S-K.

We provided a copy of this disclosure to Ernst & Young and requested that Ernst & Young furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.  A copy of the letter from Ernst & Young addressed to the SEC, dated April 27, 2018, is filed as Exhibit 16 to this Form 20-F.

During the fiscal years ended December 31, 2016 and 2015 and up to October 20, 2017, neither we nor any person on our behalf consulted with PwC Taiwan regarding either (i) the applications of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provide to us that PwC Taiwan concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F with PwC Taiwan or a reportable event pursuant to Item 16F (a)(1)(v) of Form 20-F.

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

Reports of independent registered public accounting firms

Consolidated income statements for the years ended December 31, 2017, 2016 and 2015

Consolidated statements of comprehensive income for the years ended December 31, 2017, 2016 and 2015

Consolidated balance sheets as of December 31, 2017 and 2016

Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015

Consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015

Notes to consolidated financial statements

19.2	Index to Exhibits

1.1

Memorandum of Association of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 1.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2001). (P)

1.2

Third Amended and Restated Bye-Laws of Asia Pacific Wire & Cable Corporation Limited (incorporated by reference to Exhibit 3.2 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2012).

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996) (P).

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

4.4	Rule 10b5-1 Issuer Purchase Plan (incorporated by reference to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on April 25, 2013).

8	List of significant subsidiaries (see Note 2.2 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

15(a)	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

15.1	Consent of Ernst & Young, Taiwan (incorporated by reference to Exhibit 16 filed herewith).

16	Letter of Ernst & Young, Taiwan to the Commission pursuant to Item 16F (filed herewith).

(P) – Paper filings

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 27, 2018	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2017 and 2016

Years ended December 31, 2017, 2016 and 2015

INDEX TO FINANCIAL STATEMENTS

1.	Principal activities and corporate information
2.	Basis of preparation
2.1	Basis of preparation
2.2	Basis of consolidation
3.	Summary of significant accounting policies
4.	Standards issued but not yet effective
5.	Segment information
6.	Material partly-owned subsidiaries
7.	Other income/expenses and adjustments
7.1	Other operating income
7.2	Other operating expenses
7.3	Finance costs
7.4	Finance income
7.5	Other income
7.6	Other expense
7.7	Depreciation, amortization and lease expense included in the consolidated income statements
7.8	Employee benefits expense
8.	Income tax
9.	Earnings per share
10.	Cash and cash equivalents
11.	Other financial assets and financial liabilities
11.1	Other financial assets
11.2	Interest-bearing loans and borrowings
11.3	Hedging activities and derivatives
11.4	Fair values
12.	Trade and other receivables
13.	Inventories
14.	Gross amounts due from customers for contract work-in-progress
15.	Property, plant and equipment
16.	Prepaid land lease payments
17.	Investment properties
18.	Intangible assets
19.	Investment in associates
20.	Trade and other payables
21.	Employee benefit
22.	Equity
23.	Related party transactions
24.	Commitments and contingencies
25.	Fair value measurement
26.	Financial risk management objectives
27.	Cash flow information
28.	Subsequent event
29.	Approval of the financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 27, 2018

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated balance sheet of Asia Pacific Wire & Cable Corporation Limited (the “Company”) as of December 31, 2016, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of Asia Pacific Wire & Cable Corporation Limited at December 31, 2016, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Taipei, Taiwan

April 30, 2017

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

		2017	2016	2015
	Note	US$’000	US$’000	US$’000
Sales of goods / services	3.14	425,215	384,565	389,632

Cost of sales	7,13	(385,527)	(352,957)	(366,143)
Gross profit		39,688	31,608	23,489

Other operating income	7	5,084	5,441	1,140
Selling, general and administrative expenses	7	(27,248)	(26,325)	(27,007)
Other operating expenses	7	(909)	(3,386)	(332)
Operating profit/(loss)		16,615	7,338	(2,710)

Finance costs	7	(1,221)	(1,147)	(1,547)
Finance income	7	876	1,045	697
Share of loss of associates	19	(3)	(710)	(801)
Impairment of investment in associates	19	—	(126)	—
Loss on liquidation of subsidiary		(261)	—	—
Exchange gain / (loss)		2,784	(38)	(4,223)
Other income	7	214	267	119
Other expense	7	(336)	(94)	(180)
Profit/(loss) before tax		18,668	6,535	(8,645)

Income tax expense	8	(5,140)	(510)	(466)
Profit/(loss) for the year		13,528	6,025	(9,111)

Attributable to:
Equity holders of the parent		8,720	2,853	(7,694)
Non-controlling interests		4,808	3,172	(1,417)
		13,528	6,025	(9,111)

Earnings/(loss) per share
„Basic and diluted profit/(loss) for the year attributable to equity holders of the parent	9	$0.63	$0.21	$(0.56)

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2017, 2016 and 2015

		2017	2016	2015
	Note	US$’000	US$’000	US$’000
Profit/(loss) for the year		13,528	6,025	(9,111)
Other comprehensive income/(loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	22	15,882	(886)	(15,847)
Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	22	248	—	—
		16,130	(886)	(15,847)
Net gain/(loss) on available-for-sale financial assets		(80)	(102)	444
Income tax effect	8	16	20	99
	22	(64)	(82)	543

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Re-measuring gain/(loss) on defined benefit plans	21	(772)	2	(154)
Income tax effect	8	154	—	(52)
Defined benefit pension plan, net of tax	22	(618)	2	(206)

Other comprehensive income/( loss) for the year, net of tax		15,448	(966)	(15,510)

Total comprehensive income/(loss) for the year, net of tax		28,976	5,059	(24,621)

Attributable to:
Equity holders of the parent		18,992	1,641	(17,238)
Non-controlling interests		9,984	3,418	(7,383)
		28,976	5,059	(24,621)

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2017	2016
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	46,093	48,231
Other current financial assets – at fair value through profit or loss	11	—	187
Trade receivables	12	112,403	79,472
Other receivables	12	9,509	16,918
Due from related parties	23	13,354	12,573
Inventories	13	97,205	77,407
Gross amounts due from customers for contract work-in-progress	14	162	2,045
Prepayments		1,244	1,189
Assets classified as held for sale	15,16	—	3,368
Other current assets		3,057	3,238
		283,027	244,628
Non-current assets
Other non-current financial assets – available for sale	11,25	2,747	2,765
Other non-current financial assets – held to maturity	11	—	309
Property, plant and equipment	15	42,326	39,637
Prepaid land lease payments	16	1,067	1,070
Investment properties	7,17,25	763	653
Intangible assets	18	138	173
Investments in associates	19	861	786
Other non-current assets		892	461
Deferred tax assets	8	3,022	3,114
		51,816	48,968
Total assets		334,843	293,596

Current liabilities
Interest-bearing loans and borrowings	11	41,151	28,225
Trade and other payables	20	28,850	30,023
Due to related parties	23	5,805	3,096
Due to immediate holding company	23	1,537	1,537
Other current financial liabilities - at fair value through profit or loss	11	139	—
Accruals		15,246	13,651
Current tax liabilities	8	4,536	3,473
Employee benefit liability	21	877	594
Financial lease liabilities	24	36	29
Provisions for employee benefit	21	456	422
Onerous contracts provisions	3.14	555	250
Dividend payable		524	440
Other current liabilities	3.14	1,563	5,876
		101,275	87,616

Non-current liabilities
Employee benefit liability	21	7,416	6,058
Financial lease liabilities	24	42	54
Provisions for employee benefit	21	130	105
Deferred tax liabilities	8	3,154	2,588
		10,742	8,805
Total liabilities		112,017	96,421

Equity	22
Issued capital		138	138
Additional paid-in capital		110,376	110,608
Treasury shares		(38)	(38)
Retained earnings		53,350	46,012
Other components of equity		(10,498)	(20,770)
Equity attributable to equity holders of the parent		153,328	135,950
Non-controlling interests	6	69,498	61,225
Total equity		222,826	197,175
Total liabilities and equity		334,843	293,596

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2016 and 2015

	Attributable to the equity holders of the parent
	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Available-for-sale reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2015	138	110,608	(38)	50,853	(327)	672	(10,359)	151,547	68,384	219,931
Net loss	—	—	—	(7,694)	—	—	—	(7,694)	(1,417)	(9,111)
Other comprehensive gain / (loss)	—	—	—	—	(109)	277	(9,712)	(9,544)	(5,966)	(15,510)
Total comprehensive income/(loss)	—	—	—	(7,694)	(109)	277	(9,712)	(17,238)	(7,383)	(24,621)
Dividend paid	—	—	—	—	—	—	—	—	(2,035)	(2,035)
Balance at December 31, 2015	138	110,608	(38)	43,159	(436)	949	(20,071)	134,309	58,966	193,275
Net income	—	—	—	2,853	—	—	—	2,853	3,172	6,025
Other comprehensive gain / (loss)	—	—	—	—	1	(42)	(1,171)	(1,212)	246	(966)
Total comprehensive income/(loss)	—	—	—	2,853	1	(42)	(1,171)	1,641	3,418	5,059
Dividend paid	—	—	—	—	—	—	—	—	(1,159)	(1,159)
Balance at December 31, 2016	138	110,608	(38)	46,012	(435)	907	(21,242)	135,950	61,225	197,175
Net income	—	—	—	8,720	—	—	—	8,720	4,808	13,528
Other comprehensive gain / (loss)	—	—	—	—	(315)	(33)	10,620	10,272	5,176	15,448
Total comprehensive income/(loss)	—	—	—	8,720	(315)	(33)	10,620	18,992	9,984	28,976
Dividends paid	—	—	—	(1,382)	—	—	—	(1,382)	(1,943)	(3,325)
Effect from the changes in shareholding percentage in subsidiary	—	(232)	—	—	—	—	—	(232)	232	—
Balance at December 31, 2017	138	110,376	(38)	53,350	(750)	874	(10,622)	153,328	69,498	222,826

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
	US$’000	US$’000	US$’000
Operating activities:
Profit/(loss) before tax	18,668	6,535	(8,645)
Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities:
Depreciation	4,972	5,451	5,598
Impairment of property, plant and equipment	223	2,524	—
Reversal of impairment loss of investment properties	—	—	(12)
Amortization of prepaid land lease payments	35	57	59
Gain on disposal of investment property	—	(4,466)	(32)
Amortization of intangible assets	49	46	36
Gain on disposal of property, plant and equipment	(99)	(100)	(41)
(Gain) loss on disposal of assets classified as held for sale	(4,525)	11	—
Adjustment for loss (gain) on fair value of derivatives	332	(171)	(20)
Dividend income	(100)	(96)	(99)
Finance income	(876)	(1,045)	(697)
Finance costs	1,221	1,147	1,547
Share of loss of associates	3	710	801
Impairment of investment in associates	—	126	—
Impairment for trade receivables	302	279	332
Impairment (reversal of impairment) for trade receivables for related parties	27	(1)	(16)
Impairment of other receivable	—	191	—
Impairment (write-back of impairment) of inventories	532	(3,306)	1,481
Unrealized foreign exchange difference, net	(1,771)	1,244	1,013
Loss on liquidation of subsidiary	261	—	—
Changes in operating assets and liabilities
Trade and other receivable, net	(17,438)	(9,949)	15,660
Inventories	(11,523)	7,713	16,042
Prepayment and other current assets	123	1,704	(2,357)
Amounts due to/from related parties	2,733	(7)	(7,611)
Other non-current assets	(398)	(261)	(84)
Trade and other payables, accruals, other current liabilities and other non-current liabilities	(6,778)	2,334	(10,837)
Net cash flows (used in) provided by operating activities	(14,027)	10,670	12,118
Dividend received	100	96	99
Interest received	858	869	688
Interest paid	(1,043)	(941)	(1,371)
Income tax paid	(2,787)	(1,680)	(2,747)
Net cash (used in) provided by operating activities	(16,899)	9,014	8,787
Investing activities:
Purchases of property, plant and equipment	(4,903)	(5,044)	(7,417)
Purchases of intangible assets	(10)	(126)	(27)
Purchases of investment properties	(84)	—	—
Proceeds from disposal of held for sale assets	8,011	210	—
Proceeds from disposal of property, plant and equipment	510	113	70
Proceeds from disposal of other financial assets-held to maturity	340	—	—
Proceeds from disposal of investment property	—	4,695	53
Net cash provided by (used in) investing activities	3,864	(152)	(7,321)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	(1,943)	(1,159)	(2,035)
Dividend paid to company's shareholders	(1,382)	—	—
Repayments of borrowings	(17,306)	(35,346)	(41,553)
Proceeds from borrowings	27,714	26,120	28,986
Change in financial lease liabilities	(41)	(28)	(31)
Net cash provided by (used in) financing activities	7,042	(10,413)	(14,633)
Effect of exchange rate	3,855	(1,521)	(4,393)
Net decrease in cash and cash equivalents	(2,138)	(3,072)	(17,560)
Cash and cash equivalents at beginning of year	48,231	51,303	68,863
Cash and cash equivalents at end of year	46,093	48,231	51,303

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

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

On August 17, 2015, the PE Investor caused its special investment vehicle to sell its remaining 9.8% of the issued and outstanding shares of the Company to PEWC. PEWC is currently holding 75.4% of the equity of the Company and is the Company’s ultimate parent company.

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

On August 13, 2014, the Company announced that its Board of Directors authorized the future implementation of a share repurchase program of up to $1 million worth of its Common Shares. The Company did not announce a commencement date for that future share repurchase program, and, to date, it has not yet been implemented, and no financial liability has been recognized.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2017 and 2016, and the results of operations of the Company and all subsidiaries for the years ended December 31, 2017, 2016 and 2015.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, statements of changes in equity and balance sheets, respectively. Total comprehensive income (loss) within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2	Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2017	2016
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Sigma-Epan International Pte Ltd. (“Sigma-Epan”) (Liquidated)	0%	100%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	100%	100%
Shanghai Yayang Electric Co., Ltd. (“SYE”) (iii)	68.75%	66.35%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) (iv)	97.93%	100%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”) (iv)	97.93%	100%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”) (iv)	98.06%	99.40%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2	Basis of consolidation (continued)
	Percentage of equity interest
Place of incorporation and operations	2017	2016
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”) (ii)	30.56%	30.56%

(i)	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

(ii)

The directors have concluded that the Company controls SFO, even though it holds less than half of the voting rights of this subsidiary. This is because the Company is the largest shareholder with a 50.93% equity interest in Charoong Thai, which holds a 60% equity interest of SFO.

(iii)

In June 2017, SYE increased its paid-in capital by US$1 million by converting the loan from CCH(HK). The interest of CCH(HK) in SYE increased from 31.42% to 37.92%, as a result, the Company’s interest in SYE increased by 2.4% to 68.75%.

(iv)

In September 2013, CCH(HK) increased its paid-up share capital by US$2 million through the issuance of 7.8 million mandatory converting preference shares to Siam Pacific. The preference share was not entitled to voting right.

In December 2017, the preference share of 7.8 million shares held by Siam Pacific was converted into 7.8 million ordinary shares. As a result of the preference share conversion, the interest of the Company in CCH (HK) and PEWS decreased by 2.07% to 97.93% and in APEC decreased by 1.34% to 98.06%.

The Company recorded the effect of change in shareholding of the subsidiaries, amounting to $232 thousands; under the caption of “Additional paid-in capital” in consolidated statement of change in equity.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

►	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
►	Level 2 —Inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly
►	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

The balance of bank overdraft was NIL as of December 31, 2017 and 2016.

3.5	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of manufactured goods is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads based on the normal operating capacity. Cost of distributed goods is determined on the weighted average basis. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and the estimated cost necessary to make the sale.

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

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

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

Borrowing costs include:

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.8	Borrowing Costs (continued)
►	interest expense calculated using the effective interest method;
►	finance charges in respect of finance leases; and
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

Financial assets at fair value through profit or loss are carried in the balance sheet at fair value with net changes in fair value presented as net loss on financial instruments (negative net changes in fair value) or net gain on financial instruments (positive net changes in fair value) in the income statement.

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

The Company recognizes interest expense and penalties related to income tax matters as a component of income tax expense.

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

SDI

The Company’s supply, delivery and installation services are closely interrelated in terms of their ultimate purpose or use and the customer is able to specify the major structural elements of the design.  Revenue of SDI is accounted for using the percentage-of-completion method, based on the customer certification of the length of cable laid with respect to the estimated total length of cable under the contract in accordance with IAS 11.

When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made. Provision for losses is recognized in the period in which they become evident. On a quarterly basis, the Company reviews the budget and forecast whether a loss provision should be recorded.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14	Revenue recognition (continued)

Revenue by significant category

	2017	2016	2015
	US$’000	US$’000	US$’000
Manufactured Products	361,853	296,075	318,672
Distributed Products	41,985	75,200	62,128
SDI	21,377	13,290	8,832
Total Revenue	425,215	384,565	389,632

Onerous operating contracts

Onerous contract is a type of contract in which the costs of meeting the obligations under the contract are higher than the economic benefits received under the contract.

The Company has contracts to supply products that cost more to produce than originally determined in the contracts due to a rise in raw material costs. The Company established the unavoidable costs of meeting the obligations under the contract as a liability for the contractual responsibilities. The liability has been calculated based on the difference between the copper price on the London Metal Exchange (the “LME”) at reporting date and the prices determined in the contracts, if the difference exceeds the profit of the originally contact, which it then recognizes in financial statements as an other operating expense and accrued liability.

Movement of provision for onerous operating contracts during the financial year is set out below:

2017
US$’000
Beginning of financial year	250
Recognized	522
Reversed	(246)
Exchange differences	29
End of financial year	555

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14	Revenue recognition (continued)

Bill and hold transaction

The Company recognizes revenue from sales of goods under bill and hold arrangements when they have yet to be delivered, since delivery is delayed at the buyer’s request and the buyer takes title and accepts the billing and that the usual terms of payment apply.

Moreover, the inventory is on hand, clearly identified and ready for delivery to the buyer at the time the revenue is recognized and it is highly probable that delivery will be made.

Sales of goods under bill and hold arrangements are the invoiced value, excluding value added tax after deducting discounts and allowances.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.15	Foreign currencies (continued)

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

For defined benefit plans, the cost charged to the income statement consists of current service cost, net interest cost and past service cost. Remeasurements comprising of actuarial gains and losses are recognized in the period in which they occur, directly in other comprehensive income. They are included in other comprehensive income in the statement of changes in equity and in balance sheet. Remeasurements are not reclassified to profit or loss in subsequent periods. Contributions to defined contribution plans are charged to the income statement as incurred.  All past service costs are recognized at the earlier of when the amendment occurs.

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

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as other income on a systematic basis over the periods that the related costs, which it is intended to compensate, are expensed.  When the grant relates to an asset, it is recognized as a liability in equal amounts over the expected useful life of the related asset. The government grants received during 2017 and 2016 were immaterial.

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

Bill and hold transaction

Revenue from sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer.

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

Impairment of non-financial assets

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs of disposal calculation is based on available data from binding sale arrangements, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposal of the assets. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.   See Note 15 – Property, Plant and Equipment.

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

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the taxing authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the companies.

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

As of December 31, 2017, the Company has $13,756 (2016: $18,225) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $197 (2016: $619) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.22	Significant accounting judgements, estimates and assumptions (continued)

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $3,947 (2016: $4,846; 2015: $3,473). Further details on taxes are disclosed in Note 8.

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

Post-employment benefits under defined benefit plans (continued)

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

The significant effects of adopting the new standards as of January 1, 2018 are summarized as below:

Affected Items of Consolidated Balance Sheet	As of December 31, 2017	Effect of adoption of new standards	As of January 1, 2018	Remarks
	US$’000	US$’000	US$’000
Contract assets - current	—	162	162	A
Gross amounts due from customers for contract work-in-progress	162	(162)	—	A
Trade receivables	112,403	16	112,419	C
Other non-current financial assets – available for sale	2,747	(2,747)	—	B
Financial assets at fair value through other comprehensive income	—	2,747	2,747	B
Deferred income tax assets	3,022	4	3,026	D
Total affected assets	118,334	20	118,354
Contract liabilities - current	—	113	113	E
Total affected liabilities	—	113	113
Retained earnings	53,350	(93)	53,257	C, D, E
Total affected equity	53,350	(93)	53,257
Total affected liabilities and equity	53,350	20	53,370
A.	In accordance with IFRS 15, the Company expects to reclassify gross amounts due from customers for contract work-in-progress in the amount of $162 to contract assets as of January 1, 2018.
B.

The Company applies new rules under IFRS 9 retrospectively from January 1, 2018, with the practical expedients permitted under the statement. In accordance with IFRS 9, the Company expects to reclassify available-for-sale financial assets in the amount of $2,747 to financial assets at fair value through other comprehensive income (FVOCI) as of January 1, 2018.

C.	In line with the regulations of IFRS 9 on provision for impairment, trade receivables will be increased by $16, and retained earnings will be increased by $16.
D.

When initially adopting IFRS 9 and IFRS 15, the Company will recognize deferred income tax assets for the temporary differences resulted from the adjustments. Accordingly, deferred income tax assets will be increased by $4 and retained earnings will be increased by $4 on January 1, 2018.

E.

In accordance with IFRS 15, the Company’s performance obligation to provide custodial and transportation services are recognized as contract liabilities under bill-and-hold agreements. After adopting IFRS 15, the Company will gradually recognize its custodial revenue over time and transportation revenue upon delivery. As of January 1, 2018, the balance of contract liabilities will be increased by $113, and retained earnings will be decreased by $113.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	STANDARDS ISSUED BUT NOT YET EFFECTIVE (continued)

Sales or Contribution of Assets between an investor and its Associate or Joint Venture-Amendments to IFRS 10 and IAS 28

In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, entitled Sales or Contribution of Assets between an Investor and its Associate or Joint Ventures. These narrow scope amendments clarify, that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), and a partial gain or loss is recognized when a transaction involves assets that do not constitute a business. On December 17, 2015, the IASB issued an amendment that postpones the application of the amendments to IFRS 10 and IAS 28 indefinitely. The Company does not expect the amendments to have an impact on its consolidated financial statements.

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

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued the IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration, which sets out that the exchange rate to use on initial recognition of an asset, expense or income related to an advance consideration, previously paid or received in a foreign currency, is the rate used at the date of initial recognition of the non-monetary asset or non-monetary liability arising from the payment or receipt of that advance consideration. The IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect material impact on its financial statements.

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

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

The IFRIC clarifies how the recognition and measurement requirements of IAS 12, Income taxes, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37, Provisions, contingent liabilities and contingent assets, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. The IFRIC 23 is effective from annual periods beginning on or after 1 January 2019. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Long-term Interests in Associates and Joint Ventures - Amendments to IAS 28

The amendments to IAS 28, Long-term Interests in Associates and Joint Ventures clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9. The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. The Company does not expect the amendments to have impact on its consolidated financial statements.

Plan Amendment, Curtailment or Settlement — Amendments to IAS 19

When a net defined benefit liability or asset is remeasured as a result of a defined benefit plan being amended, curtailed or settled during a period, the amendments to IAS 19 require using the assumptions employed for the remeasurement to determine current service cost and net interest for the period after the remeasurement. The amendment also clarify how the requirements for accounting for a plan amendment, curtailment or settlement affect the asset ceiling requirements. The amendments are effective for annual period beginning on or after January 1, 2019. Early application is permitted but must be disclosed. The Company is currently assessing the impact of the standard on its consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION

For management purposes, the Company organizes its business segments along regional lines and has three operating segments, consisting of the North Asia region, the Thailand region and the Rest of the World (“ROW”) region. The Company considers the economic characteristics similarity in determining the reportable segments.

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

Segment’s profit or loss is measured consistently with profit or loss in the consolidated financial statements. The accounting policies for segment information, including transactions entered between segments are generally the same as those described in the summary of significant accounting policies.

Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

Year ended December 31, 2017	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	101,533	206,485	117,197	425,215	—	425,215
Gross profit	7,471	20,174	12,043	39,688	—	39,688
Inter-segment	890	1,044	—	1,934	(1,934)	—
Depreciation and amortization	(979)	(2,760)	(1,314)	(5,053)	(3)	(5,056)
Impairment of property, plant and equipment	(213)	(10)	—	(223)	—	(223)
Interest income	51	845	61	957	(81)	876
Interest expense	(428)	(553)	(52)	(1,033)	67	(966)
Income tax (expense)/benefit	(1,395)	(2,727)	(342)	(4,464)	(676)	(5,140)

Other disclosures
Capital expenditure	991	3,332	590	4,913	—	4,913

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

					Corporate
					expense
					adjustments
Year ended December 31, 2016	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	93,931	152,935	137,699	384,565	—	384,565
Gross profit	5,033	13,421	13,154	31,608	—	31,608
Inter-segment	2,522	(41)	—	2,481	(2,481)	—
Depreciation and amortization	(1,423)	(2,689)	(1,439)	(5,551)	(3)	(5,554)
Impairment of property, plant and equipment	(1,132)	(1,392)	—	(2,524)	—	(2,524)
Interest income	34	1,022	97	1,153	(108)	1,045
Interest expense	(692)	(282)	(86)	(1,060)	98	(962)
Income tax (expense)/benefit	2,844	(2,059)	(538)	247	(757)	(510)

Other disclosures
Capital expenditure	697	4,198	275	5,170	—	5,170

					Corporate
					expense
					adjustments
Year ended December 31, 2015	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Sales of goods / services
External customers	90,237	165,354	134,041	389,632	—	389,632
Gross profit	1,888	9,488	12,113	23,489	—	23,489
Inter-segment	2,381	1,502	—	3,883	(3,883)	—
Depreciation and amortization	(1,511)	(2,699)	(1,480)	(5,690)	(3)	(5,693)
Interest income	15	621	77	713	(16)	697
Interest expense	(804)	(467)	(40)	(1,311)	7	(1,304)
Income tax (expense)/benefit	614	(655)	(223)	(264)	(202)	(466)

Other disclosures
Capital expenditure	594	6,409	427	7,430	14	7,444

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

Capital expenditure consists of additions of property, plant and equipment, and intangible assets.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Reconciliation of segment gross profit

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Gross profit	39,688	31,608	23,489

Other operating income	5,084	5,441	1,140
Selling, general and administrative expenses	(27,248)	(26,325)	(27,007)
Other operating expenses	(909)	(3,386)	(332)
Operating profit/(loss)	16,615	7,338	(2,710)

Finance costs	(1,221)	(1,147)	(1,547)
Finance income	876	1,045	697
Share of loss of associates	(3)	(710)	(801)
Impairment of investment in associates	—	(126)	—
Loss on liquidation of subsidiary	(261)	—	—
Exchange gain / (loss)	2,784	(38)	(4,223)
Other income	214	267	119
Other expense	(336)	(94)	(180)
Profit/(loss) before tax	18,668	6,535	(8,645)

					Corporate
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2017
Total assets	63,853	181,232	85,838	330,923	3,920	334,843
Total liabilities	28,928	55,877	21,647	106,452	5,565	112,017
As of December 31, 2016
Total assets	59,120	145,549	86,325	290,994	2,602	293,596
Total liabilities	31,406	36,929	24,435	92,770	3,651	96,421

Reconciliation of assets:

	As of December 31,
	2017	2016
	US$’000	US$’000
Segment operating assets	330,923	290,994

Corporate and other assets	2,916	2,928
Investment in associates	861	786
Deferred tax assets	3,022	3,114
Inter-segment elimination	(2,879)	(4,226)
Total assets	334,843	293,596

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Reconciliation of liabilities:

	As of December 31,
	2017	2016
	US$’000	US$’000
Segment operating liabilities	106,452	92,770

Corporate liabilities	5,287	5,257
Deferred tax liabilities	3,154	2,588
Inter-segment elimination	(2,876)	(4,194)
Total liabilities	112,017	96,421

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Revenues from external customers

Thailand	158,565	110,569	128,213
Singapore	76,453	105,431	90,960
Australia	34,901	27,918	36,731
PRC	108,561	96,956	93,718
Southeast Asia	46,685	43,677	40,001
Northeast Asia	50	14	9
	425,215	384,565	389,632

Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, India, Laos, Malaysia and Myanmar.

Countries in the Northeast Asia region include Japan and South Korea.

Major customer information

Revenue from one customer amounted to $36,518 (2016: $53,465; 2015: $42,279) represent 8.59% (2016: 13.9%; 2015: 10.9%), arising from sales in the ROW segment.

Long-lived assets by the country of domicile are summarized as follow:

	As of December 31,
	2017	2016
	US$’000	US$’000
Long-lived assets by area:
Thailand	28,140	25,011
Singapore	6,831	6,821
China	6,333	6,757
Australia	2,984	2,935
Corporate	6	9
Total long-lived assets	44,294	41,533

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

The Company has a subsidiary with material non-controlling interests (“NCI”). Information regarding the subsidiary is as follows:

Proportion of equity interest held by NCI:

		As of December 31,
Name	Country of incorporation and operation	2017	2016
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	31.25%	33.65%

From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

	As of December 31,
	2017	2016
	US$’000	US$’000
Accumulated balances of material NCI:
CTW Consolidated	64,995	56,380
SYE	1,758	1,450

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Profit / (loss) of material NCI:
CTW Consolidated	4,896	3,812	(789)
SYE	(15)	(181)	(364)

The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statements for 2017:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	207,529	33,533
Cost of sales	(187,342)	(31,937)
Administrative expenses	(7,817)	(1,559)
Finance costs	(711)	(346)
Exchange gain/(loss)	1,335	282
Others	(9)	—
Profit/(loss) before tax	12,985	(27)
Income tax expense	(2,727)	—
Profit/(loss) for the year	10,258	(27)
Total comprehensive income/(loss)	20,440	318
Profit/(loss) attributable to non-controlling interests	4,896	(15)
Dividends paid to non-controlling interests	1,943	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized income statements for 2016:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	152,988	30,056
Cost of sales	(139,575)	(28,247)
Administrative expenses	(7,264)	(1,748)
Finance costs	(401)	(377)
Gain on disposal of investment property	4,466	—
Exchange gain/(loss)	618	(221)
Others	(55)	—
Profit/(loss) before tax	10,777	(537)
Income tax expense	(3,009)	—
Profit/(loss) for the year	7,768	(537)
Total comprehensive income/(loss)	8,450	(814)
Profit/(loss) attributable to non-controlling interests	3,812	(181)
Dividends paid to non-controlling interests	1,142	—

Summarized income statements for 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Revenues	167,462	30,120
Cost of sales	(158,037)	(29,171)
Administrative expenses	(6,776)	(1,422)
Finance costs	(653)	(555)
Gain on disposal of investment property	32	—
Exchange loss	(3,027)	(54)
Others	46	—
Loss before tax	(953)	(1,082)
Income tax expense	(655)	—
Loss for the year	(1,608)	(1,082)
Total comprehensive loss	(11,461)	(1,392)
Loss attributable to non-controlling interests	(789)	(364)
Dividends paid to non-controlling interests	2,035	—

Summarized balance sheets as of December 31, 2017:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	149,875	15,063
Property, plant and equipment and other non-current assets	41,983	1,920
Trade and other payable (current)	(47,451)	(11,356)
Other non-current liabilities	(7,536)	—
Total equity	136,871	5,627
Equity attributable to equity holders of the parent	71,876	3,869
Non-controlling interests	64,995	1,758

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheets as of December 31, 2016:

	CTW consolidated	SYE
	US$’000	US$’000
Cash, inventory and other current assets	117,401	11,767
Property, plant and equipment and other non-current assets	38,926	1,774
Trade and other payable (current)	(30,871)	(9,232)
Other non-current liabilities	(6,096)	—
Total equity	119,360	4,309
Equity attributable to equity holders of the parent	62,980	2,859
Non-controlling interests	56,380	1,450

Summarized cash flow information for the year ended December 31, 2017:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	(24,018)	833
Investing	6,589	(252)
Financing	12,836	(563)
Effect of changes in exchange rate on cash	1,678	65
Net (decrease) increase in cash and cash equivalents	(2,915)	83

Summarized cash flow information for the year ended December 31, 2016:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	7,319	(716)
Investing	443	(341)
Financing	(10,586)	1,470
Effect of changes in exchange rate on cash	(404)	(44)
Net (decrease) increase in cash and cash equivalents	(3,228)	369

Summarized cash flow information for the year ended December 31, 2015:

	CTW consolidated	SYE
	US$’000	US$’000
Operating	907	2,046
Investing	585	(68)
Financing	(19,043)	(2,619)
Effect of changes in exchange rate on cash	(3,384)	(64)
Net decrease in cash and cash equivalents	(20,935)	(705)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS
7.1	Other operating income

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Gain on disposal of property, plant, and equipment	99	100	41
Gain on disposal of investment property	—	4,466	32
Reversal of allowance for related parties	—	1	16
Gain on disposal of assets classified as held for sale	4,525	—	—
Reversal of allowance for investment properties	—	—	12
Gain on sales of scrap copper	—	569	607
Other operating income – others	460	305	432
Total other operating income	5,084	5,441	1,140

7.2	Other operating expenses

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Allowance for trade receivables for related parties	27	—	—
Allowance for trade receivables	302	279	332
Allowance for other receivable	—	191	—
Allowance for foreseeable loss	276	236	—
Impairment of property, plant, and equipment	223	2,524	—
Loss on disposal of assets classified as held for sale	—	11	—
Other operating expenses – others	81	145	—
Total other operating expenses	909	3,386	332

7.3	Finance costs

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Interest on debts and borrowings	962	958	1,300
Finance charges payable under finance leases and hire purchase contracts	4	4	4
Total interest expenses	966	962	1,304
Banking charges	255	185	243
Total finance costs	1,221	1,147	1,547

7.4	Finance income

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Interest income	876	1,045	697
Total finance income	876	1,045	697

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS (continued)
7.5	Other income

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Other income	114	—	—
Dividend income	100	96	99
Net gain on financial instruments	—	171	20
Total other income	214	267	119

7.6	Other expenses

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Others	4	94	180
Net loss on financial instruments	332	—	—
Total other expenses	336	94	180

7.7	Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,148	4,633	4,720
Amortization – intangible assets	9	7	5
Included in selling expenses:
Depreciation – tangible assets	132	178	167
Included in general and administrative expenses:
Depreciation – tangible assets	657	616	695
Amortization – intangible assets	40	39	31
Amortization – prepaid land lease payment	35	57	59
Depreciation – investment property	35	24	16
Minimum lease payments recognised as an operating lease expense	1,174	823	876
	6,230	6,377	6,569

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER INCOME/EXPENSES AND ADJUSTMENTS (continued)
7.8	Employee benefits expenses

	For the year ended December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	13,474	13,047	12,575
Labor and health insurance costs	168	146	151
Pension costs	869	854	854
Other employment benefits	817	623	691
Included in selling expenses:
Wages and salaries	3,641	3,604	3,381
Labor and health insurance costs	14	13	14
Pension costs	325	327	291
Other employment benefits	64	52	37
Included in general and administrative expenses:
Wages and salaries	8,364	7,696	8,140
Labor and health insurance costs	219	215	247
Pension costs	656	646	578
Director fees	342	937	745
Other employment benefits	1,119	414	257
Total employee benefits expenses	30,072	28,574	27,961

The accrued compensation and retirement benefits for expatriates were included in employee benefits expenses and in accruals.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2017, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2017 and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2014/2015, 2015/2016 and 2016/2017 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2017.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2017, 2016 and 2015 are:

	2017	2016	2015
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	4,785	(681)	607
Previously unrecognized tax loss used to reduce current income tax	(1,066)	(21)	—
Adjustments for current income tax of prior years	348	77	(6)
Total current income tax	4,067	(625)	601
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	1,210	1,135	(631)
Relating to change in tax rate	—	—	496
Previously unrecognized tax loss used to reduce deferred tax expenses	(137)	—	—
Total deferred tax expenses/(benefits)	1,073	1,135	(135)
Income tax expense reported in the income statement	5,140	510	466

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Unrealized gain/(loss) on available-for-sale financial assets
Recognized during the year	(16)	(20)	72
Effect of change in tax rate	—	—	(171)
Net loss on actuarial gains and losses
Recognized during the year	(154)	—	(31)
Effect of change in tax rate	—	—	83
Income tax benefits charged to other comprehensive (loss) income	(170)	(20)	(47)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

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

	2017	2016	2015
	US$’000	US$’000	US$’000
Profit before tax	18,668	6,535	(8,645)
Tax at statutory rate of 20% (2016: 20%; 2015: 20%)	3,734	1,307	(1,730)
Foreign income taxed at different rate	1,151	599	632
Expenses not deductible for tax purpose	600	225	393
Utilization of previously unrecognized tax losses	(1,066)	(21)	—
Tax benefit arising from previously unrecognized tax losses	(137)	—	—
Net deferred tax asset not recognized	78	1,305	1,152
Written-off deferred tax	10	(678)	—
Tax exempt on income	(245)	(21)	(45)
Uncertain tax position	(270)	(3,010)	(528)
Return to provision adjustment	348	77	(83)
Deferred tax liability arising from undistributed earnings	602	681	(72)
Effect of changes in temporary differences to be realized in different periods with different enacted tax rates	—	—	496
Withholding tax on dividends	349	118	206
Others	(14)	(72)	45
Income tax expense reported in income statement	5,140	510	466

At the effective income tax rate of 27.53% (2016: 7.8%; 2015: -5.39%)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2017	2016	2017	2016	2015
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,036)	(2,434)	602	(269)	(72)
Revaluations of available-for-sale investment to fair value	(429)	(445)	—	—	—
Accrued interest income	(141)	(118)	11	39	2
Unutilized building allowance (net)	(235)	(207)	11	119	151
Unused tax losses	197	619	455	133	(710)
Allowance for doubtful accounts	200	159	(25)	(36)	(29)
Inventory impairment	422	235	(161)	714	(249)
Allowance for impairment in investments	—	—	0	382	—
Rebates and other accrued liabilities	427	390	(6)	171	60
Unpaid retirement benefits	1,291	1,117	(62)	(47)	485
Deferred revenue and cost of sales	2	374	393	(62)	70
Actuarial loss	368	213	—	—	—
Unabsorbed depreciation	699	625	(45)	34	140
Others	103	(2)	(100)	(43)	17
Deferred tax expenses / (benefits)			1,073	1,135	(135)
Net deferred tax assets	(132)	526

Reflected in the balance sheet as follows:

Deferred tax assets	3,022	3,114
Deferred tax liabilities	(3,154)	(2,588)
Deferred tax assets, net	(132)	526

Reconciliation of deferred tax assets, net

	2017	2016	2015
	US$’000	US$’000	US$’000
Opening balance as of January 1	526	1,601	1,831
Tax benefit/(expenses) during the period recognized in profit or loss	(1,073)	(1,135)	135
Tax benefit/(expenses) during the period recognized in other comprehensive income	170	20	47
Exchange difference on translation foreign operations	245	40	(412)
Closing balance as of December 31	(132)	526	1,601

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company has available unused net operating losses which arose in Thailand and China as of December 31, 2017, and arose in Thailand, Australia and China as of December 31, 2016, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2017	2016
	US$’000	US$’000
2017	—	1,411
2018	891	2,444
2019	802	1,866
2020	4,601	7,555
2021	5,220	4,805
2022	1,399	—
No expiration	843	144
	13,756	18,225

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. The Company did not recognize deferred tax assets of $2,803 (2016: $3,525; 2015: $2,742) in respect of tax losses amounting to $12,769 (2016: $15,324; 2015: $11,572).

In addition, the Company did not recognize deferred assets of $1,144 (2016: $1,321; 2015: $731) in relation to deductible temporary differences amounting to $4,930 (2016: $5,682; 2015: $2,927).

There are no income tax consequences attached to the payment of dividends in either 2017 or 2016 by the Company to its shareholders.

As of December 31, 2017 and 2016, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore.  The Company’s tax years from 2011 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions
	2017	2016	2015
	US$’000	US$’000	US$’000
Balance as of January 1	828	1,856	2,144
Additions based on tax positions related to the current year	—	—	—
Decrease due to lapses in statute of limitations	(175)	(923)	(176)
Exchange difference	53	(105)	(112)
Balance as of December 31	706	828	1,856

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2017, 2016, and 2015 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $706, $828 and $1,856, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	800	897	2,355
Accrued penalties on uncertain tax position	486	535	1,060
Total accrued interest and penalties on uncertain tax position	1,286	1,432	3,415

For the years ended December 31, 2017, 2016 and 2015, the Company recognized $114, $135 and $321 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2017, 2016 and 2015, the Company reversed $276, $1,453 and $276 in interest and $87, $462 and $88 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2017, 2016 and 2015, the exchange difference $65, $(140) and $ (132) relating to interests, $38, $(63) and $(65) relating to penalty were included in income tax expenses.

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

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended
	December 31,
	2017	2016	2015
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit/(loss) attributable to APWC from continuing operations	8,720	2,853	(7,694)
Net profit/(loss) attributable to APWC	8,720	2,853	(7,694)

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,819,669

Earnings per share – basic and diluted
Continuing operations	0.63	0.21	(0.56)
Total earnings per share – basic and diluted	0.63	0.21	(0.56)

Income from continuing operations attributable to non-controlling interests are $4,808, $3,172 and $(1,417) for the years ended December 31, 2017, 2016 and 2015, respectively.

10.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2017	2016
	US$’000	US$’000
Cash on hand and cash at banks	46,093	48,231

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents include short-term deposits which are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. As of December 31, 2017 and 2016, the Company had no cash equivalents.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES
11.1	Other financial assets and liabilities

	As of December 31,
	2017		2016
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Financial instruments at fair value through profit or loss
Foreign exchange forward contracts (Note 11.3)	—	139	187	—
Total financial instruments at fair value through profit or loss	—	139	187	—

Assets held-to-maturity
Quoted debt securities	—	—	309	—
Total assets held-to-maturity	—	—	309	—

Available for sale investments
Unquoted equity shares	2,747	—	2,765	—

Total available for sale investments	2,747	—	2,765	—
Total other financial assets and liabilities	2,747	139	3,261	—

Total current	—	139	187	—
Total non-current	2,747	—	3,074	—

Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss reflect the positive change in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchases.

Assets held-to-maturity – quoted debt securities

A Thai subsidiary invested $309 (Baht 11 million) in subordinated debentures of Bangkok Bank Public Company Limited as of December 31, 2016. The debentures bear a fixed interest rate of 4.375% per annum with a maturity of ten years callable at the option of the issuer after five years. As the call option is clearly and closely related to the debt host contract, no bifurcation of embedded call option is required.

During the year ended December 31, 2017 the Thai subsidiary redeemed all the subordinated debentures at face value prior to its maturity, subject to the term and conditions of debentures and other relevant laws by Bangkok Bank Public Company Limited.

The market yield is close to coupon rate. The fair value approximated its amortized cost as the debentures redeemed.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11.1	Other financial assets and liabilities (continued)

Available-for-sale investments - unquoted equity shares

The investments in shares of a non-listed company, which are recognized initially at fair value plus transaction costs. After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as the other comprehensive income. Available-for-sale investments – unquoted equity share consist of the investments in Thai Metal Processing Co., Ltd, (“TMP”) which is engaged in the fabrication of copper rods. During the years ended December 31, 2017, 2016 and 2015, the Company received dividends of $100, $96 and $99 from TMP, respectively, which were recorded in other income in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11.2	Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with the Company’s banks, the Company may borrow up to approximately $250,923 and $233,837 as of December 31, 2017 and 2016, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2017 and 2016, the unused portion of the credit lines was approximately $144,478 and $139,854, respectively, which included unused letters of credit amounting to $74,911 and $74,039, respectively. Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2017 and 2016, the Company had open letters of credit totaling $37,559 and $24,743, respectively.  Liabilities relating to the letters of credit are included in current liabilities.

	As of December 31,
	2017				2016
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Current interest-bearing loans and borrowings
Bank loans	3.20 ~ 3.50	Feb. 2018	USD$3,800	3,800	3.00 ~ 3.50	Nov. 2017	USD$6,500	6,500
Bank loans	4.70 ~ 5.22	Apr. 2018 ~ Sept. 2018	RMB$30,000	4,602	4.70 ~ 4.79	Feb. 2017 ~ Oct. 2017	RMB$30,200	4,323
Trust receipt	1.70 ~ 2.60	Jan. 2018 ~ Jun. 2018	THB$1,058,995	32,649	1.10 ~ 2.10	Jan. 2017 ~ Jun. 2017	THB$536,095	15,043
Trust receipt	2.47 ~ 2.54	Feb. 2018	SGD$134	100	2.47 ~ 2.54	Dec. 2017	SGD$3,412	2,359
Total current interest-bearing loans and borrowings				41,151				28,225

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11.3	Hedging activities and derivatives

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

As of December 31, 2017 and 2016, the Company had outstanding forward contracts with notional amounts of $(18.9) million and $9.5 million respectively.  The outstanding forward contracts mature between Jan. 4, 2018 and Dec. 17, 2018.  The Company recognized gain(loss) amounted to $(332), $171 and $20 for the years ended December 31, 2017, 2016 and 2015, respectively, in the consolidated income statements.

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2017		2016
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	—	139	187	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11.4	Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	46,093	48,231	46,093	48,231
Other current financial assets – at fair value through profit or loss	—	187	—	187
Trade receivables	112,403	79,472	112,403	79,472
Other receivables	9,509	16,918	9,509	16,918
Due from related parties	13,354	12,573	13,354	12,573
Financial assets-non-current
Other non-current financial assets – available for sale	2,747	2,765	2,747	2,765
Other non-current financial assets – held to maturity	—	309	—	309
Total	184,106	160,455	184,106	160,455

Financial liabilities-current
Interest-bearing loans and borrowings	41,151	28,225	41,151	28,225
Other current financial liabilities – at fair value through profit or loss	139	—	139	—
Trade and other payables	28,850	30,023	28,850	30,023
Due to related parties	5,805	3,096	5,805	3,096
Due to immediate holding company	1,537	1,537	1,537	1,537
Financial lease liabilities	36	29	36	29
Financial liabilities-non-current
Financial lease liabilities	42	54	42	54
Total	77,560	62,964	77,560	62,964

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

►

Fixed-rate and variable-rate receivables/borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2017 and 2016, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

►	Fair value of other current financial assets and liabilities - derivatives is derived from inputs other than quoted prices that are observable for the asset or liability.
►	Fair value of unquoted available-for-sale financial assets is estimated using appropriate valuation techniques

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	OTHER FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11.4	Fair values (continued)
►

Fair value of interest-bearing borrowings and loans and other non-current financial assets – held to maturity are determined by using discounted cash flow method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2017 was assessed to be insignificant.

Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2017 and 2016)	Sensitivity of the input to fair value
				2017	2016
Financial asset
Available-for-sale financial assets in unquoted equity instruments	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $203	5% decrease in the discount would increase in fair value by $204

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

The Company carries unquoted equity shares as available-for-sale financial instruments classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

	2017	2016
	US$’000	US$’000
At January 1	2,765	2,862
Re-measurement recognized in other comprehensive income (loss)	(80)	(102)
Exchange difference	62	5
At December 31	2,747	2,765

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES

	As of December 31,
	2017	2016
	US$’000	US$’000
Trade receivables	115,875	82,814
Less: Provision for impairment	(3,472)	(3,342)
Trade receivable, net	112,403	79,472
Other receivables	9,537	17,107
Less: Provision for impairment	(28)	(189)
Other receivable, net	9,509	16,918

As of December 31, 2017 and 2016 trade receivables of an initial value of $3,472 and $3,342, respectively, were impaired.

As of December 31, 2017 and 2016 other receivables of an initial value of $28 and $189, respectively, were  impaired.

See below for the movement in the provision for impairment of trade receivables.

	Individually impaired	Collectively impaired	Total
	US$’000	US$’000	US$’000
At January 1, 2016	3,129	160	3,289
Charge for the year	106	242	348
Write-off	(85)	(6)	(91)
Unused amounts reversed	(21)	(48)	(69)
Currency translation adjustment	(132)	(3)	(135)
Reclassification	(16)	16	—
At December 31, 2016	2,981	361	3,342
Charge for the year	438	172	610
Write-off	(385)	(44)	(429)
Unused amounts reversed	(269)	(39)	(308)
Currency translation adjustment	223	37	260
Reclassification	(3)	—	(3)
At December 31, 2017	2,985	487	3,472

The ageing analysis of trade receivables is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	Past due 1-3 months	Past due 3-6 months	Past due 6-12 months	Past due over 12 months
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2017	112,403	90,503	20,608	654	397	241
December 31, 2016	79,472	59,959	16,858	1,642	474	539

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES (continued)

The Company maintains provision for impairment of trade receivables for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. The impairment losses assessed individually as of December 31, 2017 and 2016 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.

The Company obtained collateral in respect of customer doubtful accounts. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful accounts. In March 2017, a lawsuit was filed by a debtor to rescind the foreclosure that the Company has undertaken on the collateral in Thailand. Although the estimated litigation process may be as long as two years if it reaches to the supreme court, the Company believes that it has the first lien on the collateral and its foreclosure will prevail. The collateral is not recorded on the balance sheet. The Company performed a valuation to determine the fair value of the collateral. As of December 31, 2017 the fair values of the collateral were $1,181 which was higher than the amounts of the associated delinquent accounts, no impairments was recognized; and, as of December 31, 2016, the fair value of the collateral was $842, which was lower than the amount of the associated delinquent account, as a result, the Company recognized an impairment of $191 in other operating expenses.

See Note 26(b) credit risk of trade receivables, which discusses how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2017	2016
	US$’000	US$’000
Raw materials and supplies	32,278	24,382
Work in progress	14,240	12,057
Finished goods	39,460	31,489
Distributed products	13,591	11,130
	99,569	79,058
Allowance for inventories	(2,364)	(1,651)
Total inventories at the lower of cost and net realizable value	97,205	77,407

Inventories recognized as an expense during the year ended December 31, 2017, December 31, 2016 and December 31, 2015 amounted to $384,995, $356,263 and $364,662 respectively.

For the year ended December 31, 2017, the Company recognized allowance for inventory of $532 as an expense in cost of sales for inventories carried at net realizable value.

For the year ended December 31, 2016, the amount of $3,306 was credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed.

For the year ended December 31, 2015, the Company recognized allowance for inventory of $1,481 as an expense in cost of sales for inventories carried at net realizable value.

14.	Gross amounts due from customers for contract work-in-progress

	As of December 31,
	2017	2016
	US$’000	US$’000
Construction contract work-in-progress
Construction costs	31,778	15,406
Attributable profit	744	366
	32,522	15,772
Less: Progress billing received and receivable	(32,360)	(13,727)
Total gross amounts due from customers for contract work	162	2,045

Revenues recognized in excess of amounts billed are classified as current assets under gross amounts due from customers for contract work-in-progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billings on contracts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2016	4,417	47,371	4,547	89,608	4,642	6,112	5,810	162,507
Additions	—	19	71	443	367	312	3,871	5,083
Disposals	—	(116)	(1)	(4,854)	(440)	(220)	(6)	(5,637)
Transfer	—	2,331	709	4,136	75	50	(7,700)	(399)
Classified as held for sales	—	(4,809)	(454)	(221)	—	(13)	—	(5,497)
Exchange differences	32	(561)	(11)	(215)	(36)	(14)	95	(710)
At December 31, 2016	4,449	44,235	4,861	88,897	4,608	6,227	2,070	155,347

Additions	1,120	34	19	400	1,119	396	1,845	4,933
Disposals	—	—	—	(4,392)	(914)	(213)	—	(5,519)
Transfer	—	—	292	2,600	—	124	(3,016)	—
Classified as held for sales	—	—	—	—	—	—	—	—
Exchange differences	658	4,152	450	9,459	417	425	148	15,709
At December 31, 2017	6,227	48,421	5,622	96,964	5,230	6,959	1,047	170,470

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
Depreciation/Impairment
At January 1, 2016	—	(29,950)	(2,475)	(75,483)	(3,498)	(5,203)	—	(116,609)
Depreciation charge for the year	—	(1,691)	(241)	(2,672)	(455)	(368)	—	(5,427)
Impairment	—	—	(107)	(2,351)	(29)	(37)	—	(2,524)
Depreciation on disposals	—	116	1	4,858	432	217	—	5,624
Transfer	—	156	—	—	—	—	—	156
Classified as held for sales	—	2,512	97	76	—	10	—	2,695
Exchange differences	—	245	(6)	90	28	18	—	375
At December 31, 2016	—	(28,612)	(2,731)	(75,482)	(3,522)	(5,363)	—	(115,710)

Depreciation charge for the year	—	(1,356)	(254)	(2,513)	(477)	(337)	—	(4,937)
Impairment	—	—	—	(217)	—	(6)	—	(223)
Depreciation on disposals	—	—	—	4,024	877	207	—	5,108
Transfer	—	—	—	—	—	—	—	—
Classified as held for sales	—	—	—	—	—	—	—	—
Exchange differences	—	(3,114)	(269)	(8,302)	(308)	(389)	—	(12,382)
At December 31, 2017	—	(33,082)	(3,254)	(82,490)	(3,430)	(5,888)	—	(128,144)

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
Net book value
At December 31, 2017	6,227	15,339	2,368	14,474	1,800	1,071	1,047	42,326
At December 31, 2016	4,449	15,623	2,130	13,415	1,086	864	2,070	39,637
At January 1, 2016	4,417	17,421	2,072	14,125	1,144	909	5,810	45,898

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment of property, plant and equipment:

In 2017, 2016 and 2015 the Company recorded an impairment loss of $0.2, $2.5 and $0 million on property, plant and equipment at Ningbo Pacific and SFO facilities.

The Company determined to dispose building, land use rights and machinery at Ningbo Pacific due to lack of profitability. The Company has entered into an agreement to sell building and land use rights, the assets has classified as held for sale as of December 31, 2016. See the details below. The Company performed a valuation for utilized machinery measured at fair value less costs to sell using a cost approach. Its fair value measurement was classified as Level 3 of the fair value hierarchy. After considering the relevant evidence, the key assumption used included replacement costs, residual value and remaining useful life of these existing assets. The impairment test revealed that the recoverable amount was lower than the carrying amount, the Company recognized an impairment of $1.1 million in other operating expenses accordingly in 2016. In 2017, the company provided an impairment loss of $0.2 million because there are no future plans for the remaining machinery and equipment. The impairment is presented within the impairment of property, plant and equipment of North Asia segment in Note 5.

In 2016, SFO has not been able to make a profit due to Thailand's political situation and change in market demand, the Company considered this situation had an indication of possible impairment and performed an impairment test on the CGU composed of property, plant and equipment used in the manufacturing of fiber optic cables. The Company determined the recoverable amount of the CGU to be $0 based on the value in use. The key assumptions used in calculating the value in use included the revenue growth and a discount rate of 14.8%; as a result, the Company recognized an impairment of $1.4 million in other operating expenses. The impairment is presented within the impairment of property, plant and equipment of Thailand segment in Note 5.

Assets classified as held for sale:	2017	2016
	US$’000	US$’000
Carrying value of assets held for sale previously classified under property, plant and equipment:
Building	—	2,297
Building improvement	—	357
Machinery and equipment	—	145
Office equipment	—	3
	—	2,802

On December 13, 2016, the Company entered into an agreement to sell its buildings and land use rights at its Ningbo Pacific subsidiary. The transaction completed in March 2017 for a consideration of RMB 60.6 million, or approximately US$8.8 million (including $0.8 million tax related expenses). The asset is presented within total assets of North Asia segment in Note 5.

Capitalized borrowing costs

Capitalized interest on construction in progress is added to the cost of the underlying asset and is depreciated over the estimated useful life of the asset in the same manner as the underlying asset.

There was no borrowing cost capitalized for the years ended December 31, 2017, 2016 and 2015.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Financial leases under property, plant and equipment

The carrying value of motor vehicles under financial leases as of December 31, 2017, 2016 and 2015 were $50, $71 and $64, respectively.

Pledge

Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 26.

16.	PREPAID LAND LEASE PAYMENTS

	2017	2016
	US$’000	US$’000
Carrying amount as of January 1,	1,105	1,794
Recognized lease expense during the year	(35)	(57)
Classified as held for sales	—	(566)
Exchange difference	33	(66)
Carrying amount as of December 31,	1,103	1,105
Current portion included in prepayments	36	35
Non-current portion included in prepaid land lease payments	1,067	1,070

The property land is situated in Mainland China and is held under a long-term operating lease for 33 – 50 years.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES

The net book value of investment properties as of December 31, 2016 and 2015 was as follow:

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2017
Cost	429	712	1,141
Less: Accumulated depreciation	—	(378)	(378)
Net book value	429	334	763

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2016
Cost	309	659	968
Less: Accumulated depreciation	—	(315)	(315)
Net book value	309	344	653

A reconciliation of the net book value of investment properties was as follow:

	2017	2016
	US$’000	US$’000
Net book value at January 1	653	667
Depreciation (included in administrative expenses)	(35)	(24)
Addition	84	—
Disposals	—	(229)
Transfer from property plant and equipment	—	240
Exchange difference	61	(1)
Net book value at December 31	763	653

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

The amount recognized in profit arising from the investment properties for the years ended December 31, 2017, 2016 and 2015 was as follow:

	2017	2016	2015
	US$’000	US$’000	US$’000
Rental income derived from investment properties	68	36	16
Direct operating expenses (including repairs and maintenance) generating rental income	(1)	(1)	(1)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(1)	(1)	(1)
Net profit arising from investment properties carried at cost	66	34	14

The fair value of the investment properties are stated below:

	As of December 31,
	2017	2016
	US$’000	US$’000
Land not being used for operation	9,548	8,851
Office building for rent	1,303	924

The fair value of aforementioned investment properties have been determined based on the valuation and is considered a level 3 measurement. The valuation has been made on the assumption to sell the property interests in the open market in the neighborhood without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which would serve to increase the value of the property interests. The valuation adopted market comparison approach to estimate the fair market value of the properties. Under the market comparison approach, the appraisal is based on recent sales and listings of comparable property. Adjustments were made for differences between the subject property and those actual sales and listings regarded as comparable. The factors which used for considering the property valuation include the significant unobservable inputs, such as location, transportation, land uses, facilities, neighboring area, land characteristics, potential, regulations and liquidity.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS

Computer software

	2017	2016
	US$’000	US$’000
Cost
At January 1	510	387
Addition	10	126
Disposals	(18)	－
Exchange difference	24	(3)
At December 31	526	510
Accumulated amortization
At January 1	(337)	(294)
Amortization	(49)	(46)
Disposals	18	－
Exchange difference	(20)	3
At December 31	(388)	(337)
Net book value
At December 31	138	173

The cost of acquiring software is capitalized separately as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software. Intangible assets are stated at cost less accumulated amortization. Amortization of intangible assets are charged to operating expenses and cost on a straight-line basis over 5 years from the date they are available for use.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

The associates of the Company are set out below:

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2017	2016
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

	As of December 31,
	2017	2016
	US$’000	US$’000
Balance at January 1	786	1,633
Additions	—	—
Share of loss of associates	(3)	(710)
Impairment of investment in associates - SPRC	—	(126)
Exchange difference	78	(11)
Balance at December 31	861	786

The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

The Company’s investments in associates are accounted for using the equity method in the consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

The following table summarized financial information of the Company’s investments in associates:

	As of December 31, 2017
	SPHC	Total
	US$’000	US$’000
Current assets	14	14
Non-current assets	1,926	1,926
Current liabilities	(3)	(3)
Non-current liabilities	(180)	(180)
Equity	1,757	1,757

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	49%
Carrying amount of the investment	861	861

Revenue	—	—
Loss	(5)	(5)

Share of the associates’ profit for the year:	(3)	(3)

	As of December 31, 2016
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Current assets	93,461	18	93,479
Non-current assets	2,753	1,753	4,506
Current liabilities	(95,710)	(3)	(95,713)
Non-current liabilities	—	(164)	(164)
Equity	504	1,604	2,108

	As of December 31, 2016
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	49%
Carrying amount of the investment	—	786	786

Revenue	25,016	—	25,016
Loss	(2,826)	(5)	(2,831)

Share of the associates’ profit for the year:	(707)	(3)	(710)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

	As of December 31, 2015
	SPRC	SPHC	Total
	US$’000	US$’000	US$’000
Revenue	28,989	—	28,989
Loss	(3,194)	(6)	(3,200)
Share of the associates’ profit for the year:	(798)	(3)	(801)

As of December 31, 2017 and 2016, the Company's associates had no contingent liabilities or capital commitments.

20.	TRADE AND OTHER PAYABLES

	As of December 31,
	2017	2016
	US$’000	US$’000
Trade payables	22,973	25,447
Other payables	5,877	4,576
	28,850	30,023

Terms and conditions of the above financial liabilities:

►	Trade payables are non-interest bearing and are normally settled on 60-day terms.
►	Other payables are non-interest bearing and have an average term of 60 days.
►	For terms and conditions relating to other related parties, refer to Note 23.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT

Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC and Singapore. Contributions to the plan are made annually. Total charges for the years ended December 31, 2017, 2016 and 2015, were $1,280, $1,237 and $1,172, respectively.

Pension – Defined benefit plans

The defined benefit liability recognized in the consolidated balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period, together with adjustments for past service costs and actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 10 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, at rates of 1 to 29 times of final month's salary. The Company’s net benefit cost was $570, $590 and $551 for the years ended December 31, 2017, 2016 and 2015, respectively.  The plan is not funded. As of December 31, 2017 and 2016, the amount recognized were $877 and $594 in current liabilities, $7,416 and $6,058 in non-current liabilities, respectively. The Company pays to settle the obligations as and when employees retire.

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2017	2016	2015
	US$’000	US$’000	US$’000
Current service cost	360	410	362
Interest cost on benefit obligation	210	180	189
Net benefit cost	570	590	551

	For the year ended December 31,
Other comprehensive income	2017	2016	2015
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	251	217	(15)
Actuarial (gain) / loss – demographic assumption	184	—	(2)
Actuarial (gain) / loss – financial assumption	337	(219)	171
Actuarial loss	772	(2)	154

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

	For the year ended December 31,
Change in the defined obligation	2017	2016	2015
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	6,652	6,305	6,738
Current service cost	360	410	362
Interest cost on benefit obligation	210	180	189
Benefits paid directly by the Company	(274)	(269)	(597)
Actuarial loss in other comprehensive income	772	(2)	154
Exchange differences	573	28	(541)
Defined benefit obligation at December 31	8,293	6,652	6,305

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2017 and 2016 are as follows:

		2017		2016
		%		%
Discount rate		2.7		3.1 ~ 3.3
Rate of salary increase		5.0 ~ 6.0		5.0 ~ 6.0
Pre-retirement mortality	*	Thailand TMO17 Tables	*	Thailand TMO08 Tables
TMO represented as Thailand Mortality Ordinary Tables

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2017	2016
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	877	594
Between 2 and 5 years	1,616	1,496
Between 5 and 10 years	3,183	2,431
Beyond 10 years	15,392	13,541
Total expected payments	21,068	18,062

Weight average duration of defined benefit obligation	11 years	11 - 12 years

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2017	2016
	US$’000	US$’000
Discount rate – 1% increase	(721)	(588)
Discount rate – 1% decrease	844	687
Rate of salary increase – 1% increase	808	661
Rate of salary increase – 1% decrease	(707)	(574)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departure, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match as closely as possible, the estimated future cash outflows.  As of December 31, 2017 and 2016, the amount of long service leave was $586 and $527, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY

	As of December 31,
Authorized shares	2017	2016
	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2017	13,830,769	138
At December 31, 2016	13,830,769	138
At January 1, 2016	13,830,769	138

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

On October 31, 2017, a dividend of $ 0.1 per share was paid to shareholders of fully paid ordinary share (net of treasury shares 11,100 shares, total dividend $1,382).

Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2017
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	15,882	—	15,882
Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	—	248	—	248
Re-measuring losses on defined benefit plans	—	—	(618)	(618)
Net loss on available-for-sale financial assets	(64)	—	—	(64)
	(64)	16,130	(618)	15,448

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY (continued)

	For the year ended December 31, 2016
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	(886)	—	(886)
Re-measuring gains on defined benefit plans	—	—	2	2
Net loss on available-for-sale financial assets	(82)	—	—	(82)
	(82)	(886)	2	(966)

	For the year ended December 31, 2015
	Available-for-sale reserve	Foreign currency translation reserve	Actuarial losses on defined benefit plans	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	(15,847)	—	(15,847)
Re-measuring losses on defined benefit plans	—	—	(206)	(206)
Net gain on available-for-sale financial assets	543	—	—	543
	543	(15,847)	(206)	(15,510)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS

The related parties are defined as affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; the principal owners of the Company; its management; members of the immediate families of the principal owners of the Company and its management.

Moon View Venture Limited (“Moon View”), PEWC, Singapore Branch, PEWC Singapore Co. (Pte) Ltd., and PEWC (HK) are controlled by PEWC. Moon View is the immediate holding company of the Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand. SPHC is one of the Company’s equity investees. Fujikura Limited is a non-controlling shareholder of one of the Company’s operating subsidiaries in Thailand.

(a)	Outstanding balance with related parties:

The following table provided the total amount of outstanding balance at December 31, 2017 and 2016.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2017	2016	2017	2016
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	88	2,693	1,019	457
PEWC, Singapore Branch	15	14	—	—
PEWC Singapore Co. (Pte) Ltd.	—	—	1,008	993
PEWC (HK)	7,420	7,488	2,394	88

The immediate holding company
Moon View	—	—	1,537	1,537

Associate
SPHC	180	164	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	5,651	2,214	—	—
Fujikura Limited	—	—	—	131

Others	—	—	23	65
Total	13,354	12,573	7,343	4,633

As of December 31, 2017 and 2016, the interest rates on the balance due to PEWC Singapore Co., (Pte) Ltd. range from 2.00% to 2.34% and 1.61% to 1.86%, respectively, and the payables are repayable upon demand. All balances with related parties are unsecured.

There is no interest on the balance due to immediate holding company since 2007.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	RELATED PARTY TRANSACTIONS (continued)
(b)	Transactions with related parties:

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2017	2016	2015
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases of materials	12,818	2,291	3,706
	Purchases of products	5,352	6,305	3,592
	Sales	1,457	493	111
	Fabrication income received	208	—	—
	Management fee received	—	4	17
	Management fee paid	143	145	241
	Information technology service fee paid	114	118	97
PEWC, Singapore Branch	Management fee received	14	14	14
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	15	11	9
PEWC (HK)	Purchases of materials	4,180	6,331	32,440
	Sales	24,437	25,546	29,634

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	6,203	3,058	3,030
	Construction of factory building expenses and acquisition of assets	—	285	2,605
Fujikura Limited	Purchases of products	1,115	1,064	917

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

In addition to copper rods, the Company purchases high voltage power cable from PEWC for distribution purposes. The purchase price of power cable from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2017, 2016 and 2015.

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

(c)	Compensation of key management personnel of the Company

	For the years ended December, 31
	2017	2016	2015
	US$’000	US$’000	US$’000
Short-term employee benefits	3,900	3,344	3,382
Post-employment benefits	103	100	87
Termination benefits	43	103	80
Total compensation paid to key management personnel	4,046	3,547	3,549

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES
(a)	Operating lease commitments – the Company as lessee

The Company leases a piece of land in Singapore and certain buildings under non-cancellable operating lease arrangements for terms from 5 to 30 years.

Future minimum rental payable under non-cancellable operating leases with initial terms of one year or more consisted of the following:

	As of December 31,
	2017	2016
	US$’000	US$’000
Within one year	1,174	823
After one year but not more than five years	859	1,067
More than five years	1,607	1,774
	3,640	3,664

(b)	Finance lease and hire purchase commitments

The Company leases certain machinery and equipment under finance leases.

Future minimum payments under finance leases with initial terms of one year or more consisted of the following as of December 31:

	2017		2016
	Minimum payments	Present value of payments (Note 15 )	Minimum payments	Present value of payments (Note 15 )
	US$’000	US$’000	US$’000	US$’000
Within one year	39	36	32	29
After one year but not more than five years	44	42	57	54
More than five years	—	—	—	—
Total minimum lease payments	83	78	89	83
Less: amount representing finance charges	(5)	—	(6)	—
Present value of minimum lease payment	78	78	83	83

As of December 31, 2017 and 2016, the finance lease liabilities are secured by the leased machinery and equipment at cost of $148 and $131, respectively. The accumulated depreciation of these leased assets as of December 31, 2017 and 2016 amounted to $98 and $60, respectively. The depreciation of machinery and equipment under finance leases are included in the depreciation expenses under costs of sales.  The average discount interest rate implicit in the lease is 5.11% and 4.98%, for 2017 and 2016, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES (continued)
(c)	Purchase commitments

As of December 31, 2017 and 2016, the Company and its subsidiaries had commitments to purchase raw materials totaling $175 million to $277 million and $111 million to $203 million (24,005 to 37,930 metric tons and 19,620 to 35,920  metric tons), respectively, from third parties at the prices stipulated in the contracts.

(d)	Capital commitments

As of December 31, 2017 and 2016, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.8 million and $0.2 million, respectively.

(e)	Guarantees

As of December 31, 2017 and 2016, Charoong Thai and its subsidiaries had given continuing corporate guarantee of $2 million and $2 million, respectively, in respect of banking facilities extended to two operating subsidiaries.

As of December 31, 2017 and 2016, the Company provided a corporate guarantee not exceeding the sum of $31.2 million and $31.2 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2017 and 2016, there were outstanding bank guarantees of $35.2 million and $29 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

(f)	Service commitments

As of December 31, 2017 and 2016, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting services with related parties totaling $0.1 million and $0.1 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT

Quantitative disclosures fair value measurement hierarchy for assets (liabilities) as of December 31, 2017:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
			(Level 1)	(Level 2)	(Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2017	2,747	—	—	2,747
Other current financial assets (liabilities) - derivatives (Note 11.1)
Foreign exchange forward contract	December 31, 2017	(139)	—	(139)	—
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	December 31, 2017	9,548	—	—	9,548
Office buildings	December 31, 2017	1,303	—	—	1,303

There have been no transfers between Level 1 and Level 2 during the year.

Quantitative disclosures fair value measurement hierarchy for assets (liabilities) as of December 31, 2016:

		Fair value measurement using
	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
		US$’000	US$’000	US$’000	US$’000
Fair value information:
Available-for-sale financial assets (Note 11.1)
Unquoted equity shares
Thai Metal Processing Co., Ltd.	December 31, 2016	2,765	—	—	2,765
Other current financial assets (liabilities) - derivatives (Note 11.1)
Foreign exchange forward contract	December 31, 2016	187	—	187	—
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	December 31, 2016	8,851	—	—	8,851
Office buildings	December 31, 2016	924	—	—	924

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES

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

The sensitivity analysis in the following sections relate to the position as of December 31, 2017 and 2016.

The analysis exclude the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

Interest rate risk

The Company’s exposure to interest rate risk arises from borrowing at floating interest rates.  Changes in interest rate will affect future cash flows but not the fair value. Less than 45% of the Company’s financial liabilities bear floating interest rate and the rest of its financial liabilities either bears fixed interest rate which are close to the market rate or are non-interest bearing.

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2017 and 2016 to increase/decrease by $113 and $75, respectively.

Equity price risk

The Company’s unlisted equity security is classified as non-current financial assets-available for sale which is subsequently measured at estimated fair value.

At the reporting date, the exposure to unlisted equity security at fair value was $2.8 million (2016: $2.8 million).  Sensitivity analysis of the unlisted equity investment has been provided in Note 11.4.

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

The balance of financial assets and liabilities denominated in a currency different from the Company’s reporting currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2017	2016	2017	2016
Thai Baht (THB)	354	354	30	30
Singapore dollar (SGD)	39	127	58	23
Taiwan dollar (TWD)	5,927	1,602	1,705	2,201
Renminbi (RMB)	115,545	88,477	21,961	12,965
Hong Kong dollar (HKD)	31,578	19,840	42	63
Australian dollar (AUD)	766	919	—	—
Japanese yen (JPY)	—	—	—	14,978

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against the US dollar, with all other variables held constant.

	Change rate	THB	SGD	TWD	RMB	HKD	AUD	JPY
	5%	—	4	(1)	541	128	34	(6)
2016	-5%	—	(4)	1	(541)	(127)	(34)	6

	5%	—	(1)	7	718	202	30	—
2017	-5%	—	1	(7)	(718)	(202)	(30)	—

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

Commodity price sensitivity

The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2017	+44%	11,282	N/A
Copper	-44%	(11,282)	N/A

2016	+25%	6,302	N/A
Copper	-25%	(6,302)	N/A

On average, copper composes around 80% and 84% of the product cost in 2017 and 2016, respectively.  The above sensitivity analysis is based on the average fluctuation rate in the past five years and one month manufacturing lead time to estimate its impact on profit before tax.

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

The Company is exposed to credit loss in the event of non-performance by counter-parties on foreign exchange contracts and trade and other receivables. For the year end December 31, 2017 and 2016, the Company recorded a provision of allowance for doubtful accounts of $2.0 million and $1.8 million, respectively, for a customer of a subsidiary who was not able to settle overdue payments.

As of December 31, 2017 and 2016, trade receivables from one customer represented 22.4% and 8.2% of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(c)	Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and its subsidiaries and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $46 million in cash and cash equivalents, $144 million in unutilized amounts of bank loans, and the total financial liabilities is $78 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered to be minimal.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2017
Financial liabilities
Interest-bearing loans and borrowings	41,461	—	—	—	41,461
Trade and other payables	28,850	—	—	—	28,850
Due to related parties	5,805	—	—	—	5,805
Due to immediate holding company	1,537	—	—	—	1,537
Other current financial liabilities - at fair value through profit or loss	139	—	—	—	139
Finance lease liability	39	27	15	2	83
	77,831	27	15	2	77,875

As of December 31, 2016
Financial liabilities
Interest-bearing loans and borrowings	28,454	—	—	—	28,454
Trade and other payables	30,023	—	—	—	30,023
Due to related parties	3,096	—	—	—	3,096
Due to immediate holding company	1,537	—	—	—	1,537
Finance lease liability	32	49	8	—	89
	63,142	49	8	—	63,199

(d)	Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016.

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

	As of December 31,
	2017	2016
	US$’000	US$’000
Interest bearing loans and borrowings	41,151	28,225
Trade and other payables	28,850	30,023
Less: cash and cash equivalents	(46,093)	(48,231)
Net debt	23,908	10,017
Total Equity	222,826	197,175
Capital and net debt	246,734	207,192
Gearing ratio	9.7%	4.8%

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

(e)	Collateral

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment with a total carrying amount of $8,633 at December 31, 2017 (2016: $8,778);
(ii)	Pledge of other receivables of $7,528 at December 31, 2017 (2016: $6,872) ;
(iii)	Corporate guarantee issued by the Company and a subsidiary of the Company.
(iv)	A trading facility was secured by all the assets and uncalled capital with total carrying amount of $25,781 of a subsidiary as of December 31, 2017 (2016: $ 27,607).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2017 and 2016 were 2.85% and 3.14% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	CASH FLOW INFORMATION

A. Net debt reconciliation	Interest -bearing loans and borrowings	Financial lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2017	28,225	83	28,308
Cash inflows	27,714	—	27,714
Cash outflows	(17,306)	(41)	(17,347)
Foreign exchange adjustments	2,518	6	2,524
Acquisition of PP&E by finance lease	—	30	30
Balance at December 31, 2017	41,151	78	41,229
Cash and cash equivalents			46,093
Net credit			4,864

B. Non-cash transactions with non-controlling interests	Year end December 31, 2017
US$’000
Conversion of debt to equity	167
Conversion of preference shares to ordinary shares	(399)
Net decrease in additional paid-in capital	(232)

28.	SUBSEQUENT EVENT

CTW dividend payments

On March 12, 2018, the Board of Directors of Charoong Thai approved the dividend payments to its shareholders in $4.4 million (Baht 139.3 million, at the rate of Baht 0.35 per share). The dividend payment was approved by the Annual General Meeting of Shareholders on April 24, 2018 and will be paid on May 15, 2018. The amount of $ 2.2 million will be paid to non-controlling interest.

Other than the above events, the Company is not aware of any matter or circumstance not otherwise dealt with in the report that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

29.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on April 26, 2018.