Form 20-F
period 2018-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2019-04-29
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Large accelerated Filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

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
•

the fact that our common shares (the “Common Shares”) are traded on a national exchange in the United States and the relative liquidity or lack thereof, based upon the historical trading volume of our publicly-traded Common Shares;

•	our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost of our raw materials; and
•	the liquidity generally of our property and assets.

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

With respect to measurements relating to the manufacture of wire and cable products, references to “pkm” are to kilometers of twisted pairs of copper wires.

Dollar amounts in this Annual Report are expressed in thousands ($000), except where otherwise indicated or with respect to earnings per share.

Part I

Item 1:	Identity of Directors, Senior Management and Advisers

(Not applicable)

Item 2:	Offer Statistics and Expected Timetable

(Not applicable)

Item 3:	Key Information
3.1	Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5: Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included in “Item 18: Financial Statements.”

	For the Year Ended December 31,
	2018 (2)	2017	2016	2015	2014
	(in US$ thousands)
Income Statement Data:
Revenue	$425,940	$425,215	$384,565	$389,632	$451,327
Costs of sales	(389,692)	(385,527)	(352,957)	(366,143)	(414,583)
Gross profit	36,248	39,688	31,608	23,489	36,744
Other operating income	805	5,084	5,441	1,140	1,459
Selling, general & administrative expenses	(26,924)	(27,248)	(26,325)	(27,007)	(29,510)
Other operating expenses	(1,445)	(909)	(3,386)	(332)	(2,168)
Operating profit/(loss)	8,684	16,615	7,338	(2,710)	6,525
Finance costs	(1,378)	(1,221)	(1,147)	(1,547)	(1,697)
Finance income	482	876	1,045	697	1,167
Share of loss of associates	(3)	(3)	(710)	(801)	(338)
Impairment of investment in associates	—	—	(126)	—	—
Loss on liquidation of a subsidiary	—	(261)	—	—	(178)
Exchange gain/(loss)	1,741	2,784	(38)	(4,223)	(87)
Other income	1,817	214	267	119	104
Other expense	(11)	(336)	(94)	(180)	(49)
Profit/(loss) before taxes	11,332	18,668	6,535	(8,645)	5,447
Income taxes expense	(3,886)	(5,140)	(510)	(466)	(2,219)
Profit/(loss) for the year	$7,446	$13,528	$6,025	$(9,111)	$3,228
Attributable to:
Equity holders of the parent	$2,928	$8,720	$2,853	$(7,694)	$1,034
Non-controlling interests	$4,518	$4,808	$3,172	$(1,417)	$2,194
Earnings per share (1)
Basic and diluted profit for the year attributable to equity holders of the parent	$0.21	$0.63	$0.21	$(0.56)	$0.07
(1)

The calculation of the earnings per share is based on 13,819,669 basic and diluted weighted Common Shares issued and outstanding for each of the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

(2)	Includes the impact of the adoption of IFRS 9 and IFRS 15, as explained in Note 4.1 of our consolidated financial statements presented herewith.

	As of December 31,
	2018	2017	2016	2015	2014
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$60,778	$46,093	$48,231	$51,303	$68,863
Working capital	182,410	181,752	157,012	144,306	168,213
Total assets	305,798	334,843	293,596	305,256	378,694
Total debts	24,814	42,688	29,762	39,238	55,400
Net assets	221,816	222,826	197,175	193,275	219,931
Capital stock	138	138	138	138	138
Total APWC shareholders’ equity	150,028	153,328	135,950	134,309	151,547
3.2	Exchange Rates

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

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2018. The respective Noon Buying Rates on December 31, 2018 were US$ 1.00 = Bt 32.31; S$ 1.362; RMB 6.876; and A$1.419. The respective Noon Buying Rates on March 29, 2019, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 31.70; S$ 1.354; RMB 6.711 and A$ 1.408. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)
2014	32.90	32.54	33.08	31.74
2015	36.08	34.39	36.48	32.32
2016	35.81	35.22	36.33	34.54
2017	32.56	33.75	35.89	32.49
2018	32.31	32.27	33.44	31.11
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2018	33.26	32.28
November 2018	33.09	32.81
December 2018	32.90	32.31
January 2019	32.26	31.22
February 2019	31.57	31.15
March 2019	31.87	31.55

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

	At Period End	Average(1)	High	Low
	(S$ per $1.00)
2014	1.324	1.270	1.324	1.238
2015	1.417	1.378	1.434	1.317
2016	1.447	1.382	1.452	1.337
2017	1.336	1.373	1.450	1.336
2018	1.362	1.350	1.384	1.304

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2018	1.385	1.372
November 2018	1.380	1.370
December 2018	1.377	1.362
January 2019	1.365	1.346
February 2019	1.361	1.348
March 2019	1.360	1.349

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)
2014	6.205	6.170	6.259	6.040
2015	6.478	6.287	6.490	6.187
2016	6.943	6.655	6.958	6.448
2017	6.506	6.735	6.958	6.477
2018	6.876	6.629	6.974	6.265

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2018	6.974	6.868
November 2018	6.956	6.889
December 2018	6.908	6.834
January 2019	6.871	6.696
February 2019	6.791	6.682
March 2019	6.738	6.692

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)
2014	1.224	1.115	1.235	1.054
2015	1.372	1.342	1.446	1.218
2016	1.383	1.346	1.459	1.279
2017	1.280	1.301	1.383	1.239
2018	1.419	1.344	1.425	1.234

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2018	1.419	1.385
November 2018	1.391	1.367
December 2018	1.425	1.359
January 2019	1.429	1.373
February 2019	1.415	1.377
March 2019	1.424	1.401

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

The Company’s evaluation of its internal controls over financial reporting is conducted under the applicable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The evaluation is conducted by our management, including our chief executive officer (“CEO”) and chief financial officer (“CFO”). A system of internal controls over financial reporting cannot assure that all material weaknesses will be uncovered in a timely manner. Due to certain accounting errors that had been occurring since 2009 in the computation of accrued liabilities in its North Asia region by reason of the application of inaccurate foreign exchange rates to calculate those liabilities, particularly the U.S. dollar/RMB exchange rate, the Company undertook a restatement and, on April 28, 2017, we filed an annual report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2015 to restate previously issued annual financial statements and related financial information contained therein as of December 31, 2015, and 2014 and for the years ended December 31, 2015, 2014, and 2013 (the "Amended Annual Report"). In the Amended Annual Report, the Company corrected the accounting errors that arose out the material weakness identified in that report and concluded that its internal controls over financial reporting were effective as of the filing date of the Amended Annual Report. While our management has taken remedial measures to address the material weaknesses of the Company’s internal controls over financial reporting that gave rise to the requirement to restate previously-issued financial statements, the Company cannot be certain that those remedied material weaknesses within the Company’s internal controls will not re-occur or that new material weaknesses will not take place in the future.

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

3.3.2

Our auditors’ China affiliates, like other independent registered public accounting firms operating in China, are not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditors, the independent registered public accounting firms that issued the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditors’ China affiliates are located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firms. As a result, we and investors in our common shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firms’ China affiliates’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our Common Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

3.3.3	Risks Related to the Fluctuations in the Exchange Rates

The economies of the world's leading industrialized nations have experienced a period of prolonged growth since the "Great Recession" of 2008. That growth was fueled in part by artificially low interest rates, first initiated by the U.S. Federal Reserve Bank (the “U.S. Fed”) and the central banks of most of the leading industrialized nations, which lowered their short-term interest rates to near zero in an effort to stimulate borrowing and increase economic activity. The U.S. Fed and certain other of those central banks also undertook a series of government bond repurchase programs to enhance market liquidity and to maintain a very low interest rate environment. The extremely low cost of borrowing, which continued for an extremely long period of time, enhanced liquidity and facilitated borrowing to stimulate investment. Despite raising its benchmark rate to between 2.25% and 2.50%, in December 2018, the U.S. Fed has stated it will be “patient” in determining future adjustments to the benchmark rate; leaving uncertainty as to what changes; if any, will be made to the benchmark rate. An increase in U.S dollar borrowing costs and any increase in the strength of the US$ in foreign exchange markets (which could also increase borrowing rates) could adversely affect our business in the markets where we have operating plants (Thailand, China, Singapore and Australia). Our financial statements for our operating subsidiaries in those markets are reported and denominated in local currencies (referred to as our “functional currencies”) and when translated into US dollars, our reporting currency, these operating subsidiaries would suffer a decrease in reported revenue and operating profits by reason of increased U.S. dollar borrowing costs or an increase in the value of the US$ as against one or more of our functional currencies. Moreover, our purchases of materials are based on U.S. dollar quotations, which mean the operating subsidiaries would have to pay more in local currency in order to meet their trade payable obligations.

3.3.4	Risks Related to the Common Shares and the Company

Consolidation of Charoong Thai Group Accounts

As of December 31, 2018, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”). The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. While the Company holds preemptive rights that would permit it to maintain majority ownership of CTW, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company decided not to, or was not in a position to, fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for consolidated treatment, and the Company may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, the Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which events could have a material adverse effect on the value of the Common Shares.

Trading Price of Common Shares

Since the Great Recession, the major indices of the leading securities exchanges, including NASDAQ where the APWC Common Shares are traded, have increased significantly in value. The NASDAQ Composite has increased over 550% since its nadir in March 2009. The trading price of the Company's Common Shares has not benefited from the overall, but not universal, increase in the trading prices of many equity securities. The Company believes that a number of factors have contributed to that result, including that growth on NASDAQ has been focused primarily on issuers operating in the emerging high potential growth sectors, including technology and new media, among others, which often command a high price-earnings ratio. Also, the Company may be perceived to carry risks often associated with Chinese companies even though APWC is a Bermuda company and the majority of its business is in Asian markets other than China. Other factors contributing to the relative lack of growth in the value of our Common Shares include, the limited liquidity of the Common Shares, the intense private competition facing the Company which makes sales growth more challenging, the increased competition within the wire and cable industry from state-subsidized enterprises which increases pricing pressures particularly when those enterprises may be able to sell below cost, and the explosive growth of wireless communications products which draw demand and investment away from telecommunications wires and cables, among other factors.

Potential Illiquidity of Common Shares

Approximately 75.5% of our Common Shares are either unregistered securities or registered securities held by affiliates (or were repurchased by the Company), which are subject to restrictions on trading. Accordingly, approximately 75.5% of our Common Shares are not fully liquid investments. In addition, although our Common Shares are traded on the NASDAQ Global Market tier, the trading and demand for our Common Shares has been limited. As a consequence, shareholders may find that the value of their Common Shares and/or their ability to sell their Common Shares quickly or in substantial amounts may be adversely affected by the limited public trading market. Thinly-traded equity can be more volatile than equity securities for which there is significant trading volume. The high and low daily closing prices for our Common Shares during the past 24 months (Mar 2017 – Mar 2019) were $3.10 and $1.77, respectively. In the future, our Common Shares may experience significant price fluctuations which could adversely affect that the value of your ownership interest in the Company.

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

Due to executive malfeasance at PEWC that was uncovered in 2003, PEWC was delisted from the Taipei Stock Exchange and remains subject to ongoing regulatory review by Taiwan securities regulators as a public company in Taiwan. The financial and corporate governance issues that continue for PEWC may increase the uncertainty regarding its ability to perform under the Composite Services Agreement between PEWC and the Company, although to date PEWC has met its obligations under that agreement. (See---section 10.3 Material Contracts).

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

The Bermuda Companies Act 1981, as amended (the “Companies Act”), subjects our officers and directors to certain fiduciary standards in the exercise of their executive and management duties on behalf of the Company. Under the Companies Act, an officer of ours (which term includes our directors) is subject to a duty of care requiring him to act honestly, in good faith and in the best interests of the Company in the discharge of his or her duties and to, among other things, give notice to the Board of Directors at the first opportunity of any interest he or she has in any material contract or proposed material contract with us or any of our subsidiaries. The Companies Act also prohibits us, subject to certain exceptions, from making loans to any directors without first obtaining the consent of shareholders holding in the aggregate not less than nine-tenths of the total voting rights of all the shareholders having the right to vote at any shareholders meeting. Nonetheless, we do not make any loans to our directors or executive officers in accordance with the provisions of the Sarbanes-Oxley Act of 2002.

Holding Company Structure; Potential Restrictions on the Payment of Dividends

As a holding company our ability to pay dividends and meet our other obligations will depend upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

On November 30, 2018, the Company declared a cash dividend of $0.08 per Common Share to all holders of record as of September 14, 2018. While the Company desires to maintain its annual dividend policy, the payment of any annual dividend is contingent upon annual results and the factors enumerated above that may restrict the distribution from operating subsidiaries of cash sufficient to fund the payment of a dividend.

Corporate Matters; Limited Recourse; Limited Enforceability; Blacklist

We are incorporated in and organized pursuant to the laws of Bermuda. In addition, all of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize judgements against them in courts of the United States predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against the Company’s assets or the assets of its officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts. Additionally, we have been advised by our Bermuda legal counsel, Appleby, that there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, although Bermuda Courts will enforce foreign judgments for liquidated amounts in civil matters subject to certain conditions and exceptions. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board of Directors or controlling shareholders than they would if the Company were organized under the laws of the United States or one of the states therein, or if the Company had material assets located within the United States or some of the directors and officers resided within the United States. See “Enforceability of Certain Civil Liabilities” for additional information.

We have been further advised by our Bermuda legal counsel that the European Union’s Economic and Financial Affairs Council (ECOFIN) published its updated list of non-cooperative tax jurisdictions on March 12, 2019. Although Bermuda was included on the list, the EU is reportedly committed to working with all impacted jurisdictions to permit their successful progress towards whitelisting, and Bermuda is reported to be fully cooperative and engaged in such process.

The consequences of blacklisting are not currently known.  No sanctions have been issued against Bermuda, and the Bermuda government has stated that it is confident that a quick resolution will be achieved before any adverse action might be taken. ECOFIN has scheduled a meeting for May 17, 2019. Subsequent measures taken by ECOFIN could have a material adverse effect on the Company, its financial condition or its results of operations.

3.3.5	Cybersecurity Risks

Intense competition in the wire and cable sector renders APWC vulnerable to theft and copying of design specifications. While the Company relies upon its majority shareholder, Pacific Electric Wire and Cable Corporation Limited, a Taiwanese company (“PEWC”), for much of its research and development, APWC’s products are designed precisely to meet customer specifications for the applications for which they are intended. Our cybersecurity systems are intended to protect not only our manufacturing and assembling methodologies, but also the proprietary data and operating systems of our customers and of third-party licensors who may make their intellectual property available for use by us or by our customers in the development of the customers’ end product.

APWC believes it employs satisfactory safeguards, both technological and contractual, in order to protect its proprietary interests and those of its customers and third-party licensors, including, without limitation, insurance against theft and risk of loss, and in order to preserve the valued reputation of APWC as a reliable manufacturer and distributor of finished goods for which good and clean title may pass. However, APWC cannot guarantee that such safeguards can protect the Company from all types of cybersecurity threats which could result in a material adverse effect on the Company or its operations.

Cybersecurity risks create potential for a material impact on the Company’s financial statements due to, but not limited to, losing intellectual property, implementing reactive measures, managing litigation or investigations, addressing reputational harm, or losing a competitive advantage. Mitigating these risks requires ongoing management oversight to ensure that sufficient controls and procedures are in place for appropriate persons to receive pertinent cybersecurity risk information to take appropriate action. The Company cannot offer any assurances that those controls and procedures will at all times be sufficient to protect against cybersecurity risks.

3.3.6	Risks Relating to Our Business

Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales. Our prevailing practice is to purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including global economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices and customers continue to place orders. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility, and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. While the Company is of the opinion that higher copper prices in 2018 positively impacted the Company’s 2018 results of operations and cash flow, the Company believes that any effort to forecast likely future performance with any degree of specificity would be fraught with uncertainty.  In addition, an excessive increase in the price of copper could result in fewer orders from customers and negatively impact the Company. Accordingly, significant volatility in copper prices could have an adverse effect on our operations. No assurance can be given that such volatility will not re-occur.

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

Risks relating to Force Majeure Events

Operations and other business conducted at our plants and other facilities are at risk to acts of god consisting of uncontrollable natural and climatic events (often referred to as force majeure events). While we have not been directly affected by force majeure event in the past 5 years, we cannot predict with any certainty whether we will be affected by a force majeure event in the future. Our insurance coverage in Thailand does not cover damage from flooding or losses due to business interruption, as coverage for business losses due to flooding is generally not available in Thailand or is considered to be prohibitively costly in the limited circumstances where it is available.

Economic Reform Measures in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC government has gradually moved away from a planned economic model and implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. The government has decreased its focus on export-oriented activities and placed greater emphasis on building up rural areas in China, including integrating a number of primitive, largely inaccessible agricultural areas into the national economy. However, many of the reforms are unprecedented and may be subject to revision, modification or termination based on the outcomes of the reform efforts and other considerations, including their impact on societal stability. There is not sufficient administrative or judicial precedent to allow the Company to determine with any degree of certainty how the reforms will impact our business in China.

Recent Macro-Economic Concerns

China has risen to be the world’s second largest economy measured by gross domestic product. As the GDP of China has increased significantly, its rate of growth has slowed, with the reported GDP growth rate released by the National Bureau of Statistics of China dropping from 7.8% in 2013 to 6.6% in 2018. This development has fueled concern that the current economic downturn in China could become more severe and lead to a possible recession. A broader recession in China would likely have a more profound adverse impact on our business results in that market.

Any Decrease in Real Estate Development and Construction Activities in China May Affect the Company’s Operations or Financial Condition

Our wire and cable products manufactured and sold in China are used in the commercial and residential real estate industry and in infrastructure development. Therefore, the demand for our wire and cable products is affected by the pace of modernization and the growth of the real estate industry in China, which could in turn be affected by a number of factors, such as the level of governmental investment in infrastructure development, the strength of the commercial and residential real estate markets, the level of disposable income, consumer confidence, unemployment rate, interest rates, credit availability and volatility in the stock markets.

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

The PRC Legal System May Limit the Company’s Remedies

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC central government has promulgated a large volume of laws and regulations governing economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, since reforms were first introduced in 1979, the PRC legislation and regulations have significantly enhanced the protections provided to various forms of foreign investment in China. However, China has not developed a fully integrated legal system. Recently enacted laws and regulations may not sufficiently cover all aspects of economic activities since they are relatively new, there is a limited volume of published decisions which are nonbinding and the interpretation and enforcement of these laws and regulations is not always uniform, which may limit the remedies available to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention. As the PRC legal system continues to evolve, we cannot predict future developments in the PRC legal system, including promulgation of new laws, changes to existing laws or the interpretation and enforcement thereof that may be beneficial or detrimental to the Company or its operations.

Uncertainties Exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may affect the Company’s Corporate Governance

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law (“Foreign Investment Law” or “FIL”), which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law establishes the basic framework for the access, promotion, protection and administration of foreign investments in view of investment protection and fair competition. Some of the key changes include, but are not limited to:

•

Treatment of foreign investors on a national level no less favorable than the treatment received by domestic investors unless such investments fall within a “negative list.” Although not currently published, the “negative list” will identify specific sectors where foreign investors will be subject to special administrative measures. It is not currently known whether the “negative list” shall list sectors noted on the Special Administrative Measures for Market Access of Foreign Investment promulgated on June 28, 2018;

•

Except for investments on the “negative list”, consistent application to foreign and domestic investments at the post-investment operating stage with respect to national policies supporting the development of enterprises;

•	Equal participation of foreign investors in government procurements;
•	No expropriation of foreign investments unless such expropriation is for public interests, pursuant to statutory procedures and fair and reasonable compensation is timely paid;
•

Open inward and outward remittance of contributions, profits, capital gains, income from asset disposal, royalties of intellectual property rights, lawfully obtained compensation or indemnity and income from the liquidation of foreign-invested enterprises within the territory of China in RMB or a foreign currency in accordance with laws;

•

Protection of intellectual property rights of foreign investors and foreign-invested enterprises, encouragement of technology cooperation on the basis of transparent business rules and prohibition of compulsory technology transfers;

•

No impairment of legitimate rights and interests, or imposition of additional obligations or conditions, to market access and normal production and operating activities of foreign-invested enterprises unless otherwise stipulated by laws and regulations.

Since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law requires that foreign-invested enterprises established before the Foreign Investment Law becomes effective shall have 5 years to complete the necessary internal adjustments to comply with the PRC Company Law, the Partnership Enterprise Law and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. The specific adjustments enterprises must make will be clarified through additional regulations interpreted and implemented by the State Council before the Foreign Investment Law comes into effect on January 1, 2020.

In addition, the Foreign Investment Law imposes information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

The Foreign Investment Law does not address intercompany loans or the registration of profits of foreign-invested enterprises. It is not known whether these matters will be addressed by additional laws or regulations promulgated pursuant to the Foreign Investment Law.

PRC Regulations of Loans to and Direct Investment in PRC Entities by Offshore Holding Companies may delay or prevent us from making Loans or additional Capital Contributions to our PRC Subsidiaries, which could adversely affect our ability to fund and expand our business

We conduct substantial business operations in China. We may make loans or capital contributions to our PRC subsidiaries. Loans or capital contributions by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, may be subject to PRC regulations and foreign exchange loan registrations. Such loans or capital contributions to any of our PRC subsidiaries to finance their activities generally cannot exceed statutory limits and must be registered with, and/or approved by, the local counterpart of the State Administration of Foreign Exchange (“SAFE”), the State Administration for Market Regulation of the PRC (“SAMR”) and the PRC Ministry of Commerce. The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the greater of (i) the difference between the amount of total investment and the amount of registered capital of such foreign-invested enterprise and (ii) twice the amount of such foreign-invested enterprise’s net assets.

According to the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign Invested Enterprises promulgated on March 30, 2015 and the Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated on June 9, 2016, the RMB capital converted from the foreign exchange capital, foreign debt funds, and proceeds remitted from foreign listings of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond the business scope of such foreign-invested enterprise.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including the SAFE circular referred to above, we cannot assure that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by APWC to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect the Company, its operations and its ability to grow.

Political or Social Instability, Health Epidemics and Environmental Issues in the PRC May Adversely Affect the Company’s Operations or Financial Condition

Political or social instability in China could also adversely affect our business operations or financial condition. Our corporate headquarters are located in Taipei, Taiwan. Any escalation in political tensions between the PRC and the government of Taiwan could adversely impact our ability to manage our operations in the PRC efficiently or without third party interference. The PRC government has long advocated a one-China policy with regard to the Republic of China. Any overtly aggressive actions by the PRC towards Taiwan could have a materially destabilizing impact on Taiwan generally, and on our business in particular. In addition, adverse public health epidemics or pandemics in China could not only interfere with our ability to operate our PRC subsidiaries, but could also affect the country’s overall economic growth, which could in turn affect the sales of our products in China. Growing environmental awareness and concern over the deterioration of the quality of the environment in China, including air and water quality, could dampen domestic industrial growth and reduce foreign investor interest in PRC investment.

State-Owned Enterprises (“SOEs”) May Have Competitive Advantages that are Difficult to Overcome

Much of the PRC's manufacturing output is still conducted through SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. As a consequence, it can become untenable for private enterprises in competition with certain SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. APWC’s operations and results of operations maybe adversely affected in the event it must compete with such SOEs.

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

The insurance industry in China is still at an early stage of development, and foreign insurance companies are permitted to operate only in certain large cities. PRC insurance companies do not offer extensive business insurance products. As a result, we have limited business liability and disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources, which could have a material adverse effect on our business and operations.

Dividends Payable by Our PRC Subsidiaries to Their Respective Offshore Investors Should Be Subject to PRC Withholding Taxes

Under Chinese tax law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Bermuda, where APWC, the ultimate owner of our PRC subsidiaries and investments, is incorporated, does not have such a tax treaty with China. Hong Kong, where Crown Century Holdings Limited (“CCH HK”), the sole shareholder in Pacific Electric Wire and Cable (Shenzhen) (“PEWSC”), is incorporated, has a tax arrangement with China that currently provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, if CCH HK is not considered to be the beneficial owner of the dividends paid to it by PEWSC under the Circular of the State Administration of Taxation on the Interpretation and Determination of “Beneficial Owners” in the Tax Treaties, promulgated on October 27, 2009 and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties promulgated on June 29, 2012, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare a dividend or distribution and distribute profits earned after January 1, 2008 to their respective offshore investors, such payments will be subject to withholding tax.

Labor Law Legislation in the PRC May Adversely Affect the Company’s Operations or Financial Condition

The PRC Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of labor unions. Considered one of the strictest labor laws in the world, this law requires, among other things, an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn. Under the current law, downsizing by 10% or more (or more than 20 persons) may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Any of the Company’s staff employed to work exclusively within the PRC are covered by the law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if the Company faces future periods of decline in business activity generally or adverse economic periods specific to the Company’s business, this law can be expected to exacerbate the adverse effect of the economic environment on the Company’s results of operations and financial condition. Additionally, this law has affected labor costs of our customers which could result in a decrease in such customers’ production and a corresponding decrease in their purchase of our products.

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

Risks relating to our Exposure to Foreign Exchange Fluctuations

Fluctuations in foreign exchange rates influence our results of operations. Our principal operations are located in the three regions that constitute our business segments; namely, the North Asia, Thailand and Rest of the World (“ROW”) regions. A substantial portion of our aggregate revenues is denominated in the following currencies: Baht, Australian dollars, Singapore dollars and Renminbi. Significant proportions of raw materials and future capital expenditures are directly affected by foreign currencies and exchange rates. Ongoing equipment upgrade and maintenance programs are also significantly impacted by foreign exchange rates. Any devaluation of the Baht, the Australian dollar, the Singapore dollar or the Renminbi against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of our foreign currency denominated expenses and liabilities. This would have an adverse impact on our operations.

Although our reporting currency is U.S. dollars, the functional currency of our Thailand region, which accounted for 50.11% of sales in 2018, is the Thai Baht. The functional currencies of our ROW region, which accounted for 25.56% of sales in 2018, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 24.33% of sales in 2018, are divided into two groups: (i) Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), equity investee with 25% equity owned by APWC, (accounting under equity method), Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), and PEWSC with a functional currency of Renminbi, and (ii) CCH HK with a functional currency of U.S. dollars. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.

In addition to our operating revenues being generated in local currencies, a portion of our investment assets are also denominated in foreign currencies. Accordingly, our investment results will be subject to possible currency rate fluctuations as well as the volatility of overseas capital markets. Our results of operations may be materially impacted by those fluctuations and volatility.

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

In addition, in order to remain competitive in the industry, the Company must periodically make substantial investments in capital equipment to ensure that our production processes are and remain state-of-the-art. Capital expenditures are not always predictable, as they are often driven by customer requirements for enhanced products. We cannot guarantee we will have the available capital to make such capital expenditures when required, which could adversely affect our business and operations.

In addition, the U.S. government on April 3, 2018, published a list of about 1,300 Chinese exports that could be targeted for tariffs.  The U.S. planned to apply the tariffs to sanction China for its alleged theft of trade secrets, including software, patents and other technology. A tariff would be applied to all the products, according to the US Trade Representative.  While the final result is still unknown at this stage, our business in China might be adversely impacted indirectly if the U.S. government decides to take the action and apply a tariff on those products as the action might also adversely impact the business of the Company’s customers in China.

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

Information Systems

The Company's subsidiaries have their respective information systems to support the operation of each subsidiary.  Some of the Company’s subsidiaries have implemented a sophisticated system upon which they place great reliance for efficient operations. Most of the business operations, including sales, procurement, production, inventory and accounting, are processed by our internal information systems. While our operating subsidiaries vary in the degree of reliance that they place on their information systems, they all may be adversely affected by the failure or breakdown of the information system. This failure or breakdown could be the result of a hacker attack, computer virus infection, faulty hardware or software corruption. A disruption of the information system can significantly impact the Company’s business operations.  Among other things, financial data may be corrupted and financial information may not be accurately reported or presented in a timely manner, which might impair the Company’s ability to timely file periodic or annual reports with the SEC or timely disseminate material information to shareholders.  A system failure could also result in a decrease in customer satisfaction because of a delay in the delivery of goods or order processing. Intellectual property, company reputation, and competitive advantages could also be harmed with an information system failure.

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

Indebtedness

As of December 31, 2018, the Company had a total of $275.3 million in credit available to itself, or one or more of its operating subsidiaries. The available credit is provided by a total of 10 banks in the various regions/territories in which we operate. Out of total available credit, $182.3 million was unused and available for borrowing. The Company, collectively and on an individual basis, is not highly leveraged and management does not consider it to be likely that the Company will become highly leveraged. The weighted average borrowing rate, for all the outstanding loans combined, was 3.68% for 2018, which for the 2018 fiscal year was, slightly more favorable than like-kind borrowing rates that might otherwise be available to us from lenders with which we do not have established relationships, i.e., three month LIBOR (data of December 31, 2018) of 2.80% plus 2.5%.

Impairment Charges

In prior years, we have on occasion recognized very modest impairment charges on certain property, plant and equipment due to lack of profitability. We did not recognize any impairment charges for 2018.

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

Composite Services Agreement with PEWC

We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the “Composite Services Agreement”), which contains provisions that define our relationship and the conduct of our respective businesses and confers certain preferential benefits on us. The Composite Services Agreement is renewable at our option and is currently in force. Under the Composite Services Agreement, PEWC supplies copper and provides research and development for our products. However, we are unable to predict whether PEWC would, at some future date, seek to limit, or be unable to perform in whole or in part, the business it conducts with the Company pursuant to the terms of the Composite Services Agreement.

Risks Relating to Thailand Region

A substantial portion of our Thai operations, which accounted for approximately 50.11% of our total net sales in 2018, consists of the manufacture of telecommunications and power cables and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand. As a result, our future results will depend in part on the political situation in Thailand and the general state of the Thai economy. With the political tension remaining high in Thailand, the continuing political uncertainty and the risk of further social unrest tends to lessen the attractiveness of the local market for foreign investment and diminishes the focus of the government on infrastructure development, both of which considerations may adversely impact on the volume of business of the Company’s actual and potential customers in the Thai market.

In May 2014, the military launched another coup and assumed power for the 12th time since 1932. The first elections since this military coup occurred on March 24, 2019; however, Thailand’s election commission has until May 9, 2019 to submit official results and it is not clear that the election results will stabilize the volatile political situation in Thailand. It is not possible to determine with any degree of certainty whether the election outcome will stabilize the political, and corresponding financial and economic condition, in Thailand. In the past, military control has led to often short-term stability, depending upon the strength of dissident groups seeking greater democracy. With the current absence now of a strong unifying monarch, the potential for upheaval would appear to be greater. The military has played a strong hand in the affairs since Thailand was re-organized as a constitutional monarchy in 1932. The King remains the head of state; however, it is generally perceived that power is shared between the Prime Minister and his executive branch and the military, with the monarchy having a less well-defined role in administration. In addition, in 2017 the formal cremation of the long-serving King Bhumibol, who passed away in 2016, took place.  The king was seen as a stabilizing influence in Thai politics, and his son who succeeded him has not achieved the same level popularity.

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

International Business Risks

We are subject to risks specific to our international business operations, including: the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as severe weather and climatic events; the outbreak of highly infectious or communicable diseases such as Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; risks associated with the possible interest rate increases, which could result in increases in the cost of borrowing and reduced liquidity for us and our customers; risks related to changes in governmental or private sector policies and priorities with respect to infrastructure investment and development; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. Although we have not experienced any serious harm, except for the flooding situation in Thailand in 2011, in connection with our international operations, we cannot assure you that such problems will not rise in the future.

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

The Company is principally engaged in the manufacture and distribution of telecommunications (primarily copper, but also fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company also provides project engineering services to certain customers.

Principal Capital Expenditures

Total purchases of property, plant and equipment totaled $4.4 million in 2018, $4.9 million in 2017 and $5.0 million in 2016, mostly for newly purchased production machinery and equipment for the CTW group in Thailand.

4.1.1	Certain Recent Developments

On December 21, 2018, the Company announced its financial results for the first nine months of 2018. The Company conducted its 2018 annual general meeting of shareholders (the “2018 AGM”) in Taipei on August 31, 2018, where all matters put to a vote of the shareholders were approved.

On November 30, 2018, APWC paid to its shareholders of record as of September 14, 2018, a cash dividend of $0.08 per Common Share.  This dividend payment was made pursuant to the dividend policy announced by the Company in November 2016, pursuant to which APWC stated its intention, subject to its cash position and then foreseeable future cash requirements so permitting, to pay a cash dividend equal to at least 25% of its prior year net post-tax audited consolidated profits attributable to shareholders. As APWC is a holding company, its ability to pay dividends is dependent upon distributions that it receives from its operating subsidiaries and affiliates, which are subject to a number of factors including operating results, capital requirements, expansion plans, debt covenants, business prospects, consideration for non-recurring items and other factors that are deemed relevant from time to time by the respective boards of our subsidiaries and affiliates. The dividend policy will be reviewed on an ongoing basis and updated at the discretion of the Board of Directors as business circumstances and available capital and capital requirements may change. It is the intention of the APWC’s Board to share the Company's profits with shareholders, while reserving adequate funds for future expansion.

In 2017, APWC caused its subsidiary, Ningbo Pacific Cable Co., Ltd. (“Ningbo” or “NPC”), to sell its real estate and land use rights, which yielded $4.4 million in operating profit.

The Company’s present plans include seeking to develop an alternative energy business in Taiwan by availing itself of new tax-driven development incentives provided by the Taipei government for the expansion of “green” energy alternatives. This project remains at a development-stage and has not generated any revenues to date.

4.1.2	Managing Our Business in Current Market Conditions

In order to address the continuing market challenges facing our business, the Company has taken and plans to continue to implement a number of measures in order to maintain efficient operations.

Specifically, the Company has continued to focus on increased efforts to collect its receivables on a timely basis. The Company continues to focus on working actively with all of its significant customers to reduce collection times and minimize write-offs. The Company has also managed its inventory levels through planned reductions in raw material purchases while negotiating with suppliers to reduce costs of raw materials and supplies. The Company has focused also on reducing operating costs where practicable. We intend to continue these measures in order to preserve our liquidity and maintain a strong cash position. As of December 31, 2018, the Company had available and unused lines of credits from suppliers, banks and other lenders totaling, in the aggregate, approximately $182.3 million, an increase of $37.8 million from that date one year prior. We believe that available and unused amounts of credit are sufficient to support our current working capital needs. The total bank loans and trust receipts outstanding as of December 31, 2018 were $16.3 million lower than that as of December 31, 2017. Trust receipts represent debt incurred by the Company for goods then in its possession.

4.1.3	Recent Business Trends

APWC experienced a slight increase of 0.2% in overall 2018 revenues against 2017 revenues and a decrease in gross profit of 8.7% against that of 2017. The Company’s operating profit in 2018 was $8.7 million, a 47.6% decrease compared to $16.6 million in 2017.  The decrease in the operating profit was primarily due to the sale of buildings and land use rights of the Company’s Ningbo subsidiary, which was recognized in 2017.  The Company's gross margin yielded earnings per share of $0.21 in 2018, a 66.7% decrease compared to 2017 earnings per share of $0.63.

4.2	Business Overview

The Company is a holding company that operates its business through operating subsidiaries and associates, principally located in Thailand, China, Singapore and Australia.

The following chart shows the organizational structure of the Company as of December 31, 2018 and its principal operating subsidiaries, including affiliate ownerships, and the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses under the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

Thailand Region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Fiber Optics”).

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cables and telecommunications cables. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2018, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers and employees. In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc (“Ital-Thai”), a third party, which at the time was the largest diversified construction company in Thailand, principally engaging in the design, engineering, construction and project management of large-scale civil engineering and telecommunications projects in Thailand. Capitalizing on PEWC’s wire and cable manufacturing expertise and Ital-Thai’s significant presence in the local market, Siam Pacific was able to establish its presence in this market and gain knowledge of business opportunities in Thailand. Siam Pacific is now a 100%-owned subsidiary of Charoong Thai, and it focuses on the manufacture of telecommunications cables, and enameled wires for the domestic Thailand market.

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

North Asia Region

During 2018, the Company’s China (and North Asia) principal operations were conducted through five business entities – Shanghai Yayang, CCH HK, PEWSC, SPRC and Asia Pacific New Energy Corp. Ltd. (“APNEC”). The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a subsidiary in Shanghai incorporated in June 1998 to manufacture enameled wires. The Company’s effective holding in Shanghai Yayang is 68.75%. Shanghai Yayang manufactures enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, and to local and Taiwanese based end-users. The board consists of six directors, each of whom is either a member of management of Shanghai Yayang who is expatriated from Taiwan or a Thai representative, also expatriated or designated by APWC or PEWC.

The Company has an effective holding of 97.93% of the capital stock of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWSC. PEWSC manufactures enameled wires for electric, video and audio products for both domestic and export sales.

The Company holds a 25.0% interest in SPRC, which manufactures rubber cables for the China market. The remaining 75% is owned by Shandong Yanggu Wire & Cable Corp. Ltd. (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products and is considered one of the major cable producers in China.

The Company has disposed buildings, most of the equipment and the land use rights for the property where the Ningbo operations were situated. The principal machinery utilized at the Ningbo facility has either been sold or stored in other operating facilities of APWC. The Company continues to own the equity of Ningbo which still holds its government-granted business license. The Company is continuing looking for other business opportunities to increase production, efficiency and market share or expand the scope of its manufacturing activities.

The Company set up and registered a new entity, APNEC, in Taipei City on October 26, 2018 for the new renewable energy business. APNEC is dedicated to creating a leading solar photovoltaic system for customers to provide professional integrated services that are environmental-friendly and seek to maximize energy production in a manner that minimizes ambient discharges and pollution. Whether it is a large-scale power grid on the ground, a corporate office building, a public (private) school, a farmhouse or a factory, or a roof, APNEC uses proprietary Sun Optoelectronics to develop clean energy with reduced pollution, so that it can enhance “green living” and reduce carbon emissions.

Rest of the World (“ROW”) Region

The Company’s ROW region currently includes its Singapore and Australian operations.

The Company’s Singapore operations are principally conducted through Sigma Cable Company (Private) Limited (“Sigma Cable”), an indirect, 98.3%-owned subsidiary of the Company. The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is the exclusive distributor in Singapore of medium and high voltage wire and cable products manufactured by PEWC. It is also the distributor for general wires manufactured by a third-party supplier.

Sigma Cable also has project engineering operations in Singapore to supply, deliver and install  (referred to as “SDI”) primarily medium and high voltage cables to power transmission projects. While the Company currently obtains its supply of medium and high voltage power cables for its SDI operations from PEWC, other suppliers are also available if necessary. The Company anticipates that there will be modest demand for medium and high voltage power cable projects sponsored by the Singapore government in the fairly near future.

Sigma Cable owns 100% of the capital stock of Epan Industries Pte. Ltd. (“Epan”) a Singaporean Company. Currently, Epan is acting as the distributor of Sigma Cable products and those of other third party suppliers.

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

Across the Company’s three reporting segments, as explained in Section 4.2.5, the Company engages in three principal business lines that consist of manufacturing and distributing of wire and cable products such as power cables and enameled wires, and providing project engineering services to certain customers. The Company manufactures and sells a wide variety of wire and cable products in primarily four general categories: telecommunications cables, power transmission cables, enameled wires, and electronic wires. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wires are used in the manufacturing of components and sub-components of a number of household appliances and small machinery. The electronic wire products are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as a distributor of wire and cable products manufactured by PEWC and other third party suppliers in Singapore. The Company also offers SDI project engineering services of medium and high voltage cables for power transmission projects in Singapore.

Services

Fabrication

The Company performs fabrication services for its customers, converting raw materials to wire and cable products. Raw materials, such as copper, aluminum, polyvinyl chloride, polyethylene and optic fibers, are commodities traded on global markets with anticipated price fluctuations and currency risk. Acknowledging these risks, the Company provides fabrication services using customer-owned materials to pass exposure to the customer. Experiencing success utilizing this strategy with most State Enterprises has yielded sustainable margins for the Company in its fabrication service.

SDI Project Engineering Services

Based upon the needs of the government and private sector for infrastructure projects and residential and commercial buildings in Singapore, the Company anticipates modest demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, the Company has developed its SDI project engineering capability. The SDI project engineering involves supply, delivery and installation of primarily medium and high voltage cables to power transmission projects in Singapore. Through entering into a contract to supply, deliver and install cables for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cables as required by the project.

Products

Copper rod is the base component for most of the Company’s products. The manufacturing processes for these products require that the rod be “drawn” and insulated. In the “drawing” process, copper rod is drawn through a series of dies to reduce the copper to a specific diameter. For certain applications, the drawn copper conductor is then plated with tin. Copper used in cables is covered with various insulating materials that are applied in an extrusion process. The insulated wires are then combined, or “cabled” to produce the desired electrical properties and transmission capabilities. Then, depending upon the cable, some form of protective cover is placed over the cabled wires. A summary of the manufacturing process used for the Company’s primary wire and cable products is set forth below.

Telecommunications Cable

The Company produces a wide range of bundled telecommunications cables for telephone and data transmissions with different capacities and insulations designed for use in various internal and external environments. Principal use of these cables is as access cables to connect buildings and residents to trunk cables. Telecommunications cables produced by the Company include copper-based and fiber optic cables.

Production of copper-based telecommunications cables begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called “annealing” in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a polyethylene (“PE”) or polyvinyl chloride (“PVC”) compound and foam skin, suitable for different installations and environmental conditions. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then “twinned” or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wires are then “cabled” or “stranded” into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units is cabled together after stranding to form a round cables core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to “shield” the cables and, finally, the shielded cable core is covered by plastic outer sheathing. The Company manufactures telecommunications cables with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wires to 10 to 600 pairs of 0.9 mm-diameter wires.

Power Cable

The Company produces a range of armored and unarmored low voltage power transmission cables. Low voltage power cables, generally considered to be cable with a capacity of 1 to 3.3 kilovolts, is typically used to transmit electricity to and within commercial and residential buildings, as well as to outdoor installations such as street lights, traffic signals and other signs. Armored low-voltage power cables are usually used for public lighting and power transmission running to buildings and installed either above or below ground. Unarmored low voltage cables are mainly used as lighting and power supply cables inside and outside of buildings. The voltage capacity of the Company’s power cables ranges from 300 volts to 1 kilovolt.

Production of unarmored cables begins by drawing and annealing of copper rods. The drawn copper wires are then stranded or “bunched” into round or sector-shaped conductors in sizes ranging from 1.5 square millimeters to 1000 square millimeters. The copper conductors are then covered in an extrusion process with a plastic insulator such as PVC, after which 2-5 conductors are twisted into a circular cable core in a cabling process and covered by a plastic outer cover.

Unarmored cables are composed of one or more cores of copper wire, insulated by substances such as PVC. Armored cables are produced in the same manner and the same range of configurations as unarmored cables, but with the addition of an outer layer of galvanized steel or iron wires to protect the cables from damage.

Enameled Wire

The Company also produces several varieties of enameled wires. Enameled wires are copper wires varnished, in an enameling process, by insulating materials. The enameling process makes the wires more resistant to oil, heat, friction and fusion, and therefore suitable for use in machinery and components and sub-components of manufactured goods. The Company manufactures enameled wires in sizes that range from 0.02 mm to 4.00 mm in diameter, varnished by various types of petroleum insulation materials including polyvinyl formal, polyurethane wires and polyester. Enameled wire products are used in the assembly of a wide range of electrical products, including oil-filled transformers, refrigerator motors, telephones, radios, televisions, fan motors, air conditioner compressors and other electric appliances.

4.2.2	Raw Materials

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

The Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. The Company presently utilizes the services of Thai Metal Processing Co., Ltd. to process its copper cathodes into copper rods in Thailand although the Company has a variety of processing companies from which it may obtain these services. Construction of a copper processing facility could also be an additional source of revenues and profit, to the extent that sales are made to unaffiliated parties. However, the Company does not have any present plans to establish or acquire a copper processing facility. Copper rods are drawn into copper wires for the production of telecommunications cables, power cables and enameled wires.

The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC agreed to supply to the Company on a priority basis with its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. However, the Company has diversified its copper purchases from among a number of preferred copper suppliers to ensure that we are consistently getting the most advantageous pricing on our copper purchases. Under the Company’s copper rod supply arrangements, orders are typically placed between eight to ten weeks before the desired delivery date, with prices “pegged” to the average spot price of copper on the LME for the one month prior to delivery plus a premium.

The Company imports both copper cathodes and copper rods in Thailand, with copper cathodes subjected to lower import duty than copper rods. The key suppliers are PT. Karya Sumiden Indonesia - Indonesia, PEWC-Taiwan, Alpha Industries Sdn Bhd.- Malaysia, Walsin Lihwa Corporation.- Taiwan, Mitsubishi Corporation RtM International Ptd.- Singapore, Glencore International AG.-Switzerland, and Marubeni Corporation-Japan. The Company has regularly signed one-year contracts with each of the copper suppliers, pursuant to which the Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is usually pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. The Company has almost two decades of good relationships with many copper suppliers, and anticipates that the copper suppliers will be capable of providing an adequate supply of copper for the Company’s requirements. The Company does not anticipate any change in relations with its copper suppliers in the near term.

The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore. In PEWSC, the Company generally maintains one to two weeks of supply of copper rods and cathodes. In APEC, the copper supply is generally maintained at one to two weeks of anticipated requirements. The Company has never experienced a material supply interruption or difficulty obtaining a sufficient supply of copper rod or cathode.

Other raw materials used by the Company include aluminum used as a conductor in power cables and petroleum-based insulation materials such as PE, PVC and jelly compounds for insulating covers on cables and varnishes on enameled wires; aluminum foils for sheathing of communication cables; and galvanized steel wires for the production of armored wires. The Company has not had any difficulty in maintaining adequate supplies of these raw materials and expects to continue to be able to purchase such raw materials at prevailing market prices.

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

Inflation would increase the cost of raw materials and operating expenses for the Company. The Company would try to maintain its operating margins by increasing the prices of its products.

4.2.3	Quality Control

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

All major companies in the APWC group have attained International Standards Organization (“ISO”) 9002 certification for quality management and assurance standards in the manufacture of electric wires and cables and have maintained that certification for at least the last ten years. The certifications mean that the companies have in place quality assurance systems and the capability to consistently manufacture products of quality.

4.2.4	Reporting Segments

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas most of the enameled wires manufactured by the Company in Thailand are exported, primarily to customers throughout Southeast Asia. The following table sets forth the Company’s sales revenues for the periods indicated in its three reporting segments – North Asia region, Thailand region and ROW region for its three principal product lines, i.e., power, enameled and others together with their respective percentage share of total sales by reporting segment for such periods.

	For the year ended December 31,
	(figures in US$ are in thousands)
	2018		2017		2016
	$	%	$	%	$	%
Reporting Segments
North Asia	$103,647	24.33%	$101,533	23.88%	$93,931	24.42%
Thailand	213,424	50.11%	206,485	48.56%	152,935	39.77%
ROW	108,869	25.56%	117,197	27.56%	137,699	35.81%
Total Net Sales	$425,940	100.00%	$425,215	100.00%	$384,565	100.00%

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

Payment methods for the Company’s products vary with markets and customers. The majority of sales by the Company requires payment within 90 days, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with the distribution of medium and high voltage power cables manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% in either case to be paid within one year. In connection with the purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither the Company nor its operating subsidiaries offers financing for purchases of the Company’s products. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

Products are marketed under the respective names of the operating subsidiaries. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” trade name. Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.

North Asia

The Company produces and sells enameled wires and electronic wires in China. The Company’s principal China operations are conducted through four business entities. The Company generally sells enameled wires directly to manufacturers of electric motors for use in various consumer appliances.

Thailand

The Company produces and sells telecommunication cables, enameled wires and power cables in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand. Our distribution channels include both direct sales to government entities and private sector participants in the infrastructure sector, and sales to agents for governmental entities. Sales within the Thailand region are made directly by the sales department of the Company’s operating subsidiaries in accordance with terms and pricing set by the local subsidiaries. The major customers of the Company include many prominent clients working with the government and its contractors for example, True Corporation Plc (“True”), and TT&T (“Triple T”), among others, subcontractors, and distributors for the private sector. Charoong Thai has successfully participated in many major projects, which included, Suwannabhumi International Airport, Government Center, PTT Maptaput, and BRT (Bus Rapid Transit).

ROW

The Company produces and sells low voltage power cables in Singapore and Australia. In addition, the Company sells a wide range of wire and cable products produced by third party suppliers and PEWC. The Company also offers SDI project engineering services for medium and high voltage power cables to power transmission projects in Singapore.

In Singapore alone, sales of wire and cable products in 2018 accounted for 77% of the total net sales in Singapore, with the remaining 23% representing SDI project engineering services. SP Power Assets Ltd. has historically been far and away the leading customer for the Company’s SDI services. Sales to SP Power Assets Ltd. are under a comprehensive contract, with purchase orders placed from time to time.

4.2.5	Competition

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

Thailand

The wire and cable industry in Thailand is highly competitive. In its various product lines, the Company competes with a total of approximately thirty local wire and cable manufacturers and, to a lesser extent, with foreign producers for sales in Thailand of telecommunications cables, power cables and enameled wires. The Company is one of the five largest producers in the Thai market. These five largest producers are the only producers of telecommunications cables approved by the Thai Industrial Standards Institute and, therefore, the only cable producers whose products may be used in government-commissioned projects. Stringent governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers. The Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.

Singapore

The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore; however, it experiences significant competition from producers within the region. There is no tariff or other barrier against foreign competition in the local Singapore market and potential competitors are free to enter the industry. Because of high capital costs, the Company does not presently anticipate that it is likely there will be new domestic entrants to the wire and cable industry in Singapore in the near future that would present material competition to the Company or be in a position to capture a material percentage of the Company's share of the market. However, the performance of Sigma Cable in 2018 was impacted adversely by increased intense competition from Chinese manufacturers seeking to capture a greater share of the Singaporean market.

Australia

Currently, besides APEC, there are two major wire and cable producers with operations located in Australia: Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the states of Victoria and New South Wales, respectively. A significant portion of Australian market is serviced by three importers: (i) Electra Cables which reportedly imports cables from China factories; (ii) World Wire Cables, which reportedly also sources cables from its China partners to sell in Australian market; (iii) Nan Cables, which reportedly has been growing in size by importing cables from its own factory from China. These companies are APEC’s principal competitors. APEC however is the only power cable producer in the State of Queensland and therefore seeks to take advantage of its comparative proximity to Queensland-based customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia. APEC has sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and serve the customers in those regions. APEC also has a distribution agreement with one of the regional suppliers with the goal of generating additional business for the Australia operations. Foreign competition barriers exist with import duties and the more stringent Australian cable specifications standards, although competition from Chinese imports has increased.

China

PEWSC manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export. It supplies mainly to overseas transformer, motor and coil manufacturers.  It faces competition principally from overseas imports and local manufacturers.

Shanghai Yayang is the enameled wire producer in Shanghai and it supplies mainly to transformer, motor and coil manufacturers in the eastern part of China, locally in the Shanghai market and certain Taiwanese-based manufacturers. It faces competition principally from overseas imports and manufacturers from other provinces in China.

4.2.6	Regional Considerations

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

Thailand Region

A substantial portion of the Company’s Thai operations, whose sales accounted for approximately 50.1% of the Company’s net sales in 2018, consists of the manufacture and sale of telecommunications and power cable for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets. Political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can adversely impact the volume of sales to our customers who are engaged in large infrastructure projects.

Telecommunication and Enameled Wires

Sales of the Company’s telecommunication products in Thailand have depended to a significant degree on the substantial investment in and development of the telecommunications sector by the Thai government. In particular, the Company’s sales of products are affected by the dollar value of contracts awarded by the government for telecommunications and other infrastructure projects.

The Company produces and sells copper core telecommunications cables, enameled copper wires and enameled aluminum wires to the Thai market and exports enameled wires to overseas markets. Sales of telecommunications cables, one of the Company’s leading products in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the Telephone Organization of Thailand Corporation Plc. (“TOT”), or by sales directly to subcontractors of Triple T and True, the two private telephone line contractors which would be licensed by TOT with regard to particular projects. The Company generally sells enameled wires directly to electrical appliance manufacturers or an OEM (original equipment manufacturers) for both the local and export markets, and in smaller units that are sold to local dealers.

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

Singapore

The Company’s distribution and project engineering business segments are concentrated in the Singapore market. In 2018, the Company realized $16.7 million in revenues from SDI projects, compared to $21.4 million in 2017 and $13.3 million in 2016.

Future revenue is expected to mirror population and residential growth while the Company continues to seek alternative ways to increase business volume in its project engineering business segment.

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

The Company’s Manufactured Products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, Shanghai Yayang and PEWSC. The following is a summary of the Company’s material facilities and operations.

Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on a 26.79 acre site that it also owns. Telecommunications cables and enameled wires are manufactured at this facility. The production facility constitutes a portion of certain property and assets which are pledged to financial institutions.

Charoong Thai owns a 24.7 acre production facility in Chachoengsao province, near Bangkok, Thailand, where telecommunications cables and power cables are manufactured. The production facility is located on a 57.9 acre site which Charoong Thai also owns. Neither the production facility nor the land is mortgaged.

Sigma Cable produces power cables on a 19,373 square meter site in Singapore leased from the Jurong Town Corporation (“JTC”) for 30 years from September 16, 2000 to September 16, 2030. JTC is a government-linked corporation and is Singapore’s largest industrial landlord. Building assets are pledged to United Overseas Bank.

APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land parcel in Brisbane, Australia.

Shanghai Yayang operates a factory that produces enameled wires, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. The land and building are pledged to Industrial and Commercial Bank of China as security for a $1.8 million bank loan.

PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The land and building are pledged to Agricultural Bank of China as security for a $11.6 million bank loan.

All of the Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment of international standard imported from Europe, the United States, Taiwan, and Japan.

The production capacity and extent of utilization of the Company’s facilities varies from time to time, and such information is considered to be commercially sensitive and proprietary information.

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

The Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment. The Company believes that all of its operations are in compliance with, and in certain circumstances exceed, all applicable environmental laws and regulations. The Company has not been subjected to any material legal, regulatory or other action alleging violations or breaches of environmental standards. While it is difficult to accurately estimate future environmental compliance costs and potential liabilities, if any, the Company does not currently anticipate any material adverse effect on its consolidated results of operations, financial position or cash flows as a result of compliance with these laws.

Item 4A:	Unresolved Staff Comments

(Not applicable)

Item 5:	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) presented in Item 18 of this Annual Report.

5.1Disclosures of Critical Accounting Policies

Summarized below are our accounting policies that we believe are important to the presentation of our financial results and require us to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.

Impairment of non-financial assets

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the cash generating unit (“CGU”) to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs of disposal calculation is based on available data from binding sale arrangements, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposal of the assets. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.   See Note 15 – Property, Plant and Equipment.

Financial instruments

As from January 1, 2018, the Company applies the following accounting policies under IFRS 9, Financial Instruments.  As to the accounting policy applied in periods prior to January 1, 2018, refer to Note 3.10 to the audited consolidated financial statements included elsewhere in this annual report.

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

Measurement of ECL allowance for trade receivables

The Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 30 month before December 31, 2018 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. The Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.

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

Post-employment benefits under defined benefit plans

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rate of 1 to 13 times of their monthly salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees at rates of 1 to 29 times of their final monthly salary.

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

Revenue recognition

As from January 1, 2018, the Company applies the following accounting policies under IFRS 15, Revenue from Contracts with Customers.  As to the accounting policy applied in periods prior to January 1, 2018, refer to Note 3.14 to the audited consolidated financial statements included elsewhere in this annual report.

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

Estimate transaction price allocated to custodial and transportation services under bill and hold arrangements

The company estimates warehouse costs for the custodial service by using the average of expected cost plus a margin approach and adjusted market assessment approach because of the lack of sufficient historical data and trend for reference. The period for custodial service is 6 months based on past experience. The estimate for transportation services is based on actual freight rate. The assumption and the estimated amount are assessed at each reporting date.

5.2Selected Operating Data

This discussion should be read in conjunction with the information contained in our Consolidated Financial Statements presented in Item 18 of this Annual Report.

Results are analyzed and reported along the lines of our three principal business segments, consisting of the North Asia region, the Thailand region, and the ROW region. For the benefit of our shareholders, included in the summary table below are certain results within our 3 business segments with regard to net sales, operating profit and operating profit margin for the periods covered. The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of US$).

During 2018, Management changed the presentation of the operating data line items, replacing gross profit and gross profit margin with operating profit (loss) and operating profit (loss) margin. This change is intended to provide readers of our financial statements with more relevant information and a better explanation of the elements of performance. This change has been applied to comparative figures for 2017 and 2016 presented in this document.

	For the year ended December 31,
	2018	2017	2016
	(in thousands except for percentage)
Net Sales:
North Asia region	$103,647	$101,533	$93,931
Thailand region	213,424	206,485	152,935
ROW region	108,869	117,197	137,699
Total	$425,940	$425,215	$384,565
Operating profit (loss):
North Asia region	$5,234	$3,256	$173
Thailand region	9,539	11,053	5,463
ROW region	(2,306)	1,205	2,501
Corporate expenses & adjustments	(3,783)	1,101	(799)
Total operating profit (loss)	$8,684	$16,615	$7,338
Operating profit (loss) margin:
North Asia region	5.05%	3.21%	0.18%
Thailand region	4.47%	5.35%	3.57%
ROW region	(2.12)%	1.03%	1.82%

5.3	Operating Results

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

5.3.1	Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

	For the Year Ended December 31,
	2018	2017	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Revenue	$425,940	425,215	725	0.2
Costs of sales	(389,692)	(385,527)	(4,165)	(1.1)
Gross profit	36,248	39,688	(3,440)	(8.7)
Other operating income	805	5,084	(4,279)	(84.2)
Selling, general and administrative expenses	(26,924)	(27,248)	324	1.2
Other operating expenses	(1,445)	(909)	(536)	(59.0)
Operating profit	8,684	16,615	(7,931)	(47.7)
Finance costs	(1,378)	(1,221)	(157)	(12.9)
Finance income	482	876	(394)	(45.0)
Share of loss of associates	(3)	(3)	—	—
Impairment of investment in associates	—	—	—	(100.0)
Loss on liquidation of a subsidiary	—	(261)	261	100.0
Exchange gain/(loss)	1,741	2,784	(1,043)	(37.5)
Other income	1,817	214	1,603	749.1
Other expense	(11)	(336)	325	96.7
Profit before tax	11,332	18,668	(7,336)	(39.3)
Income taxes expense	(3,886)	(5,140)	1,254	24.4
Profit for the year	7,446	13,528	(6,082)	(45.0)
Attributable to:
Equity holders of the parent	2,928	8,720	(5,792)	(66.4)
Non-controlling interests	4,518	4,808	(290)	(6.0)

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs.  Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2018 and 2017.

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

Average copper prices per metric ton increased by 5.87% from $6,163 in 2017 to $6,525 in 2018 (annual average).

Copper prices indicated in this report are quoted from the index published by the LME.  The 2018 and 2017 copper prices were as follows:

		2018	2017
Average LME copper price ($/Ton)	Q1	6,959	5,834
	Q2	6,872	5,663
	Q3	6,103	6,347
	Q4	6,168	6,808
	Year	6,525	6,163

The average copper price in March 2019 on the LME was $6,451 per metric ton.

Revenue

Total sales in the North Asia region slightly increased by $2.1 million, or 2.1%, from $101.5 million in 2017 to $103.6 million in 2018.  The increase was attributable primarily to an increase in copper price.

Revenue from the Thailand region slightly increased by $6.9 million from $206.5 million in 2017 to $213.4 million in 2018, or 3.4%.  The increase was primarily because the appreciation of the Baht against the US dollar.

Revenue decreased by $8.3 million, or 7.1%, from $117.2 million in 2017 to $108.9 million in 2018 in the ROW region. While increased product sales in APEC led to increased revenue of 7.7%, intense competition from Chinese imports decreased the revenue of Sigma Cable by 13.4%.

Gross Profit

While fluctuations in raw material acquisition are preferably placed upon the customer, limiting factors reduced the effects of this strategy and impacted Gross Profit. An increase in average copper prices per metric ton of 5.87% caused Revenue to experience an increase of 0.2%. However, strong competition limited pricing flexibility as a mitigation measure for the copper price increase and the Company experienced an increased Cost of sales of (1.1%). The increases in both Revenue and Cost of sales led to the material change in Gross Profit of (8.7%) for 2018.

Operating Profit

Operating profit for 2018 was $8.7 million, representing a decrease by $7.9 million, or (47.7)% from $16.6 million in 2017.

The operating profit margin of the North Asia region increased from 3.21% in 2017 to 5.05% in 2018. The increase was attributable primarily to the decrease in the costs and expenses related to NPC.

The operating profit margin of the Thailand region slightly decreased from 5.35% in 2017 to 4.47% in 2018. The decrease was attributable primarily to the increase in sales of lower margin products, decrease in sales of higher margin products and increase in payroll expenses.

The operating profit margin of the ROW region decreased from 1.03% in 2017 to operating loss (2.12)% in 2018. The decrease was attributable primarily to the decrease in revenue.

Finance Cost

Our finance cost consists of interest on bank loans and borrowings.  Interest cost increased to $1.4 million in 2018 compared to $1.2 million in 2017. However, interest-bearing loans and borrowings decreased to $24.8 million in 2018 compared to $41.1 million in 2017 due to the extinguishment of current liabilities at year end of 2018.

Finance Income

The finance income consists of interest earned on bank deposits.  Interest income decreased from $0.9 million in 2017 to $0.5 million in 2018 by $0.4 million, or 45.0%.

Share of Loss of Associates

The share of loss of an associate remained the same in 2018 compared to that of 2017. This was primarily due to the loss that the Company recognized in accordance with its percentage ownership interest in SPRC in 2016.

Loss on liquidation of subsidiaries

The Company incurred a total write-off of its interest in Sigma Epan, which amounted to $0.3 million during 2017 due to the strike-off of Sigma Epan Industry.

Exchange Gain/(Loss)

The exchange rates at December 31, 2018 and 2017 are listed below, based on the Noon Buying Rate.  However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	As of December 31,
	2018	2017
Foreign currency to US$1:
Thai Baht	32.31	32.56
Singapore $	1.362	1.336
Australian $	1.419	1.280
Chinese RMB	6.876	6.506

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Income taxes

Income tax expense was $3.9 million in 2018 compared to $5.1 million in 2017. The change was mainly due to the decrease of the income before income tax.

5.3.2	Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

	For the Year Ended December 31,
	2017	2016	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Sales of goods / services	$425,215	$384,565	40,650	10.6
Costs of sales	(385,527)	(352,957)	(32,570)	(9.2)
Gross profit	39,688	31,608	8,080	25.6
Other operating income	5,084	5,441	(357)	(6.6)
Selling, general & administrative expenses	(27,248)	(26,325)	(923)	(3.5)
Other operating expenses	(909)	(3,386)	2,477	73.2
Operating profit	16,615	7,338	9,277	126.4
Finance costs	(1,221)	(1,147)	(74)	(6.5)
Finance income	876	1,045	(169)	(16.2)
Share of loss of associates	(3)	(710)	707	99.6
Impairment of investment in associates	—	(126)	126	100.0
Loss on liquidation of a subsidiary	(261)	—	(261)	(100.0)
Exchange gain/(loss)	2,784	(38)	2,822	7,426.3
Other income	214	267	(53)	(19.9)
Other expense	(336)	(94)	(242)	(257.4)
Profit before tax	18,668	6,535	12,133	185.7
Income taxes expense	(5,140)	(510)	(4,630)	(907.8)
Profit for the year	$13,528	$6,025	7,503	124.5
Profit attributable to APWC	8,720	2,853	5,867	205.6
Profit attributable to non-controlling interests	4,808	3,172	1,636	51.6

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

Operating Profit

Other operating income was $5.1 million in 2017, slightly decreased by approximately $0.4 million, or (7)%, from $5.4 million in 2016.

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

Share of Loss of Associates

The decrease in the share of loss of an associate by $0.7 million in 2017 compared to that of 2016 was primarily due to the loss that the Company recognized in accordance with its percentage ownership interest in SPRC.

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

Income taxes

The change was mainly because the Company reversed $1.9 million of uncertain tax position, in 2016 due to expiration of statute of limitations.

5.4	Liquidity and Capital Resources

As of December 31, 2018, we had $60.8 million in cash and cash equivalents, primarily in bank accounts and cash on hand. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our primary liquidity needs will continue to focus on the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and equity investees. Consequently, our subsidiaries have been and will continue to be the primary source of funds generated by operations. Corporate needs are funded primarily through distributions from our subsidiaries. We rely upon distributions of dividends from our subsidiaries in order to pay dividends any time the Board of Directors determines to declare any dividend. As noted in our Risk Factors, our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us. Such restrictions could result from restrictive covenants contained in our loan agreements, restrictions on the conversion of earnings realized in local currencies into U.S. dollars or other currency and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds, of which the upper limit is 50% of such entities’ registered capital. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. We are not aware of any other restrictions in other countries in which we do business other than those discussed in the “Risk Factors” section. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of our subsidiaries and by reason of the current cash requirements of the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $275.3 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2018, the unused portion of the credit lines was approximately $182.4 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts. As of December 31, 2018, the Company had obligations in respect of amounts callable under issued, but undrawn, letters of credit totaling $22.4 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the Company’s borrowing.

Net cash provided by operating activities in the year ended December 31, 2018 was $40.2 million, as compared to $16.9 million of net cash used in operating activities in the year ended December 31, 2017. The increase in cash generated from operations was primarily due to decrease in inventory and A/R, which was related to the increase revenue in late 2018.

Net cash used in operating activities in the year ended December 31, 2017 was $16.9 million, as compared to $9.0 million of net cash provided by operating activities in the year ended December 31, 2016. The increase in cash used in operations was primarily due to increase in inventory and A/R, which was related to the increase revenue in late 2017. Most of the accounts receivable was collected and inventory subsequently sold within the first quarter of 2018.

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding for 2018 was 82 days, as compared to 82 days for 2017. We have in place rigorous policies across the Company that emphasize the importance of continuous focus on collection efforts.

In 2018, cash used in investing activities was $4.4 million compared to $3.9 million provided by investing activities in 2017. The decrease in net cash provided by investing activities was primarily attributable to the proceeds from disposal of equipment of our Ningbo Pacific Cable Co. Ltd. subsidiary (“NPC”) in 2017.

In 2017, cash provided by investing activities was $3.1 million compared to $0.2 million used in investing activities in 2016. The increase in net cash provided by investing activities was primarily attributable to the proceeds from disposal of equipment of NPC.

Net cash used in financing activities was $19.6 million in 2018.  In 2018, net cash used in financing activities reflected primarily the repayment of borrowings.

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

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•

Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2018, the copper price went up from $6,163 (yearly average for 2017) per metric ton to $6,525 per metric ton (yearly average for 2018). Under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.

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

5.8	Contractual Obligations

The following table sets forth the Company’s contractual obligations as of December 31, 2018:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Bank loans and overdrafts	$24,814	24,814	—	—	—
Finance lease obligations (principal amount only)	90	44	46	—	—
Finance charges on finance lease obligations	4	3	1	—	—
Operating lease obligations	3,263	616	823	456	1,368
Capital commitment relating to installation of equipment and acquisition of machinery	553	553	—	—	—
Capital commitment relating to repair and maintenance consulting service	185	185		—	—
Purchase obligations for copper cathodes	176,180	176,180	—	—	—
	$205,089	202,395	870	456	1,368

The contractual obligation for the purchase of copper cathodes disclosed in the table above was the minimum purchase commitment. For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto in Item 18: “Financial Statements.”

Item 6:	Directors, Senior Management and Employees
6.1	Directors and Senior Management

There is only one class of directorships and no one or more directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2018, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at the Company’s most recent annual general meeting of shareholders (the “2018 AGM”) held on August 31, 2018, the shareholders determined that the minimum number of directors shall be fixed at two (2) and the maximum number of directors be fixed at nine (9). Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of the Company. All directors are subject to annual election by the shareholders of the Company. Each of the directors was reelected at the Company’s 2018 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

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

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2018 was approximately $2.5 million. As of March 31, 2019, our directors and executive officers beneficially owned approximately 101,000 Common Shares representing approximately 0.7% of the issued and outstanding Common Shares. The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws and regulations applicable to the Company.

In 2018, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of the Company or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board of Directors or any of its committees.

No funds or provisions have been set aside for providing compensation to directors or management except for government mandated programs.

6.5	Employees

The Company employed a total of 1,326 employees as of December 31, 2018, of which about 13.3% were administrative and management personnel.  Approximately 60.6% of employees were located in the Thailand region, 24.6 % in the North Asia region and 14.8% in the ROW region. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore. Contributions to the plans are made on an annual basis and totaled $1.3 million in 2018. Additionally, the Company has several defined benefit plans in accordance with Thailand labor law. In its Thai subsidiaries, the Company also pay a retiring employee from one to twenty-nine times such employee’s salary rate during his or her final month, depending on the length of service. During 2018, the Company’s total expenses under this labor law were $0.6 million. These plans are not funded and the amount is recognized and included in Employee Benefit Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $9.0 million as at December 31, 2018.

Approximately 19% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. The Company believes that approximately 100% and 89.5% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 14% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of the other operating subsidiaries of the Company are members of a union.

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

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2019 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	10,430,769	75.417%
LONSIN Capital Limited	714,170	5.170%
Directors and Officers of the Company	98,954	0.716%

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

As of December 31, 2018 the Company, including its subsidiaries, had a net principal balance outstanding of $1.4 million borrowed from PEWC and subsidiaries of PEWC. This short-term indebtedness is payable on a demand basis and does not accrue interest.

The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least as favorable than terms available in arms-length transactions with unaffiliated parties.

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Thailand and China. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was approximately $136 thousand as of December 31, 2018.

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on the quoted copper price on the LME plus a certain premium.

Additional details regarding related party balances as of December 31, 2018 and related party transactions, including copper purchases from PEWC, are disclosed in our audited consolidated financial statements in Item 18: Financial Statements.

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

In November 2016, the Company announced that its Board of Directors approved the initiation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment. The goal of the dividend policy is to pay cash dividends of at least 25% of the Company's net post-tax audited consolidated profits attributable to shareholders, if and when available for distribution. In accordance with its dividend policy, on November 30, 2018, the Company paid a cash dividend to shareholders of record as of September 14, 2018 in the amount of $0.08 per Common Share.

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

There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2018 that have not been described herein.   See Section 3.3 Risk Factors.

Item 9:	The Offer and Listing
9.1	Markets

The Company’s Common Shares are traded on NASDAQ Global Markets tier under the symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

Item 10:	Additional Information
10.1	Share Capital

As of December 31, 2018, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued, with 13,819,669 Common Shares issued and outstanding and 11,100 Common Shares held in Treasury. No capital of the Company is under option or agreed conditionally or unconditionally to be put under option. The Company does not have any classes of capital stock other than its Common Shares.

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

Our authorized share capital as of December 31, 2018 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2018, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued of which 13,819,669 Common Shares are outstanding and eligible to vote. There are 11,100 Common Shares that are issued (but not outstanding and not currently eligible to vote) and held as treasury shares by the Company.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote. At the Annual General Meeting held on August 31, 2018, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint and remove their own alternates. At the Annual General Meeting held on August 31, 2018, the shareholders approved of the total number of directors.

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

Since the July 2018 amendment to the Rules of the Supreme Court, if a derivative action is commenced and the relevant defendant enters an appearance, leave of the Supreme Court of Bermuda must be obtained before the derivative action can proceed.

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

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a Composite Services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. In 2018 there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,

•

PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

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

Taxation of Dividends

In November 2016, the Company announced the implementation of a dividend policy pursuant to which the Company would seek to distribute as a cash dividend at least 25% of its net post-tax audited consolidated profit attributable to APWC shareholders. On November 30, 2018, the Company paid a cash dividend of $0.08 per Common Share to holders of record as of September 14, 2018, in accordance with the Company's dividend policy. A U.S. Holder receiving a distribution with respect to Common Shares generally will be required to include such distribution in gross income (as ordinary income subject to regular, and not reduced, tax rates) on the day received as foreign-source dividend income to the extent such distribution is paid from the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends will not be eligible for the dividends received deduction (generally allowed to certain United States corporations in respect of dividends received from United States corporations). U.S. Holders that are corporations and directly own 10% or more of the voting stock of the Company may be entitled to claim a foreign tax credit for United States federal income tax purposes in respect of foreign taxes paid by the Company and certain subsidiaries. However, if a U.S. Holder claims the foreign tax credit, it must “gross-up” the deemed tax payment and treat the grossed-up amount as part of the dividend distribution, so that the amount included in income is equal to the dividend received plus the amount of the foreign tax deemed paid by such U.S. Holder.

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

Our reports and other information, when so filed, may be accessed over the Internet on the SEC’s website at http://www.sec.gov.

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2018 and 2017, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $15.2 million and $10.6 million, respectively.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2018. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations. No assurance can be given that such volatility will not recur.

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

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our management concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date.

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

For more than the past five (5) years, the Common Shares of the Company have been trading on NASDAQ. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act. For each of 2016, 2017 and 2018, our audit committee has consisted of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Company’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of NASDAQ.

Item 16B:	Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C:	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2018 and 2017 for professional services rendered by the principal independent accountant for the audit of the Company’s annual financial statements totaled $0.8 million and $0.8 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2018 and 2017 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $40 thousand and $60 thousand, respectively.

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

The audit report of Ernst & Young on our consolidated financial statements for the fiscal year ended December 31, 2016 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles; however, certain accounting errors, that did not involve any disagreement, did occur which led to the Company undertaking a restatement as explained below.

The Company filed an amended annual report on Form 20-F/A (Amendment No. 1) on April 28, 2017 for the fiscal year ended December 31, 2015 to restate previously issued annual financial statements for accounting errors related to accrued liabilities attributable to the application of inaccurate currency exchange rates used to translate such liabilities.

During the fiscal year ended December 31, 2016 and through September 29, 2017, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young, would have caused them to make reference thereto in its report on the financial statements for such fiscal year then ended, nor have there been any reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that the Company concluded the accounting errors were considered a material weakness and a reportable event under certain SEC comments to Item 304(a)(1)(v)(A) of Regulation S-K.

We provided a copy of this disclosure to Ernst & Young and requested that Ernst & Young furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.  A copy of the letter from Ernst & Young addressed to the SEC, dated April 25, 2019, is filed as Exhibit 16.1 to this Form 20-F.

During the fiscal year ended December 31, 2016 and through October 20, 2017, neither we nor any person on our behalf consulted with PwC Taiwan regarding either (i) the applications of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provide to us that PwC Taiwan concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F with PwC Taiwan or a reportable event pursuant to Item 16F (a)(1)(v) of Form 20-F

Item 16G:	Corporate Governance

The Common Shares of the Company are traded on the NASDAQ Global Markets tier. However, as the Company has a more than fifty percent (50%) shareholder, the Company is entitled to rely upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors. At present, a majority of the directors of the Company are affiliated with PEWC. The Company also relies on the NASDAQ’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). The independent directors of the Company meet periodically in executive session in their capacity as members of the Audit Committee of the Board of Directors of the Company without other Directors present, but on occasion meet with the independent auditors of the Company present in such executive session, and on occasion meet with members of management present in order to understand more fully management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements. These are the only material differences between the Company’s corporate governance practices and the corporate governance practices set forth for domestic companies under the NASDAQ rules on the subject matter.

Item 16H:	Mine Safety Disclosure

(Not applicable)

Part III

Item 17:	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18:	Financial Statements

See pages F-1 – F-100.

Item 19:	Exhibits
19.1	Index to Audited Financial Statements

Reports of independent registered public accounting firms

Consolidated income statements for the years ended December 31, 2018, 2017 and 2016

Consolidated statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016

Consolidated balance sheets as of December 31, 2018 and 2017

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016

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

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996). (P)

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

16

Letter of Ernst & Young, Taiwan to the Commission pursuant to Item 16F (incorporated by reference to Exhibit 16 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

16.1	Consent of Ernst & Young, Taiwan (filed herewith).

(P) – Paper filings

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 25, 2019	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2018 and 2017

Years ended December 31, 2018, 2017 and 2016

INDEX TO FINANCIAL STATEMENTS

1.	Principal activities and corporate information
2.	Basis of preparation
2.1	Basis of preparation
2.2	Basis of consolidation
3.	Summary of significant accounting policies
4.	New Standards and interpretations
5.	Segment information
6.	Material partly-owned subsidiaries
7.	Income and expenses items
8.	Income tax
9.	Earnings per share
10.	Cash and cash equivalents
11.	Financial assets and financial liabilities
12.	Trade and other receivables
13.	Inventories
14.	Contract assets
15.	Property, plant and equipment
16.	Prepaid land lease payments
17.	Investment properties
18.	Intangible assets
19.	Investment in associates
20.	Trade and other payables
21.	Employee benefit
22.	Other current liabilities
23.	Equity
24.	Related party transactions
25.	Commitments and contingencies
26.	Fair value measurement
27.	Financial risk management objectives
28.	Cash flow information
29.	Subsequent event
30.	Approval of the financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principles

As discussed in Note 4.1 the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments and the manner in which it accounts for revenue from contracts with customers in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 25, 2019

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

We have audited the accompanying consolidated income statements, statement of comprehensive income, changes in equity, and cash flows of Asia Pacific Wire & Cable Corporation Limited (the “Company”) for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows of Asia Pacific Wire & Cable Corporation Limited for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Taipei, Taiwan

April 30, 2017

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2018, 2017 and 2016

		2018	2017	2016
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	425,940	425,215	384,565

Cost of sales	7(g),13	(389,692)	(385,527)	(352,957)
Gross profit		36,248	39,688	31,608

Other operating income	7(a)	805	5,084	5,441
Selling, general and administrative expenses	7(g)	(26,924)	(27,248)	(26,325)
Other operating expenses	7(b)	(1,445)	(909)	(3,386)
Operating profit		8,684	16,615	7,338

Finance costs	7(c)	(1,378)	(1,221)	(1,147)
Finance income	7(d)	482	876	1,045
Share of loss of associates	19	(3)	(3)	(710)
Impairment of investment in associates	19	—	—	(126)
Loss on liquidation of a subsidiary		—	(261)	—
Exchange gain / (loss)		1,741	2,784	(38)
Other income	7(e)	1,817	214	267
Other expense	7(f)	(11)	(336)	(94)
Profit before tax		11,332	18,668	6,535

Income tax expense	8	(3,886)	(5,140)	(510)
Profit for the year		7,446	13,528	6,025

Attributable to:
Equity holders of the parent		2,928	8,720	2,853
Non-controlling interests		4,518	4,808	3,172
		7,446	13,528	6,025

Earnings per share
Basic and diluted profit for the year attributable to equity holders of the parent	9	$0.21	$0.63	$0.21

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2018, 2017 and 2016

		2018	2017	2016
	Note	US$’000	US$’000	US$’000
Profit for the year		7,446	13,528	6,025
Other comprehensive income/(loss)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	22	(4,388)	15,882	(886)
Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	22	—	248	—
		(4,388)	16,130	(886)
Net gain/(loss) on available-for-sale financial assets		—	(80)	(102)
Income tax effect	8	—	16	20
Other comprehensive income from available-for-sale financial assets, net of tax	22	—	(64)	(82)

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(419)	—	—
Income tax effect	8	84	—	—
Other comprehensive income from equity instruments measured at fair value, net of tax	22	(335)	—	—
Re-measuring gain/(loss) on defined benefit plans	21	(410)	(772)	2
Income tax effect	8	82	154	—
Defined benefit pension plan, net of tax	22	(328)	(618)	2

Other comprehensive income/( loss) for the year, net of tax		(5,051)	15,448	(966)

Total comprehensive income for the year, net of tax		2,395	28,976	5,059

Attributable to:
Equity holders of the parent		2,480	18,992	1,641
Non-controlling interests		(85)	9,984	3,418
		2,395	28,976	5,059

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2017

		As of December 31,
		2018	2017
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	60,778	46,093
Trade receivables	12	79,617	112,403
Other receivables	12,27(e)	12,422	9,509
Contract assets	14	1,460	—
Due from related parties	24	12,061	13,354
Inventories	13	83,925	97,205
Gross amounts due from customers for contract work-in-progress	14	—	162
Prepayments	16	1,140	1,244
Other current assets		2,745	3,057
		254,148	283,027
Non-current assets
Financial assets at fair value through other comprehensive income	11,26	2,332	—
Financial assets – available for sale	11,26	—	2,747
Property, plant and equipment	15,27(e)	41,418	42,326
Prepaid land lease payments	16	978	1,067
Investment properties	7(a),17,26	720	763
Intangible assets	18	157	138
Investments in associates	19	864	861
Deferred tax assets	8	3,919	3,022
Other non-current assets		1,262	892
		51,650	51,816
Total assets		305,798	334,843

Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	24,814	41,151
Trade and other payables	20	21,127	28,850
Due to related parties	24	2,997	7,342
Financial liabilities at fair value through profit or loss	11,26	142	139
Accruals		14,197	15,246
Current tax liabilities	8	3,863	4,536
Employee benefit liabilities	21	1,282	1,333
Financial lease liabilities	25(b)	44	36
Other current liabilities	22	3,272	2,642
		71,738	101,275
Non-current liabilities
Employee benefit liabilities	21	8,273	7,546
Financial lease liabilities	25(b)	46	42
Deferred tax liabilities	8	3,925	3,154
		12,244	10,742
Total liabilities		83,982	112,017

Equity	22
Issued capital		138	138
Additional paid-in capital		110,376	110,376
Treasury shares		(38)	(38)
Retained earnings		55,016	53,350
Other components of equity		(15,464)	(10,498)
Equity attributable to equity holders of the parent		150,028	153,328
Non-controlling interests	6	71,788	69,498
Total equity		221,816	222,826
Total liabilities and equity		305,798	334,843

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017 and 2016

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Available-for-sale reserve	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2016		138	110,608	(38)	43,159	(436)	949	—	(20,071)	134,309	58,966	193,275
Net profit		—	—	—	2,853	—	—	—	—	2,853	3,172	6,025
Other comprehensive income/(loss)	23	—	—	—	—	1	(42)	—	(1,171)	(1,212)	246	(966)
Total comprehensive income/(loss)		—	—	—	2,853	1	(42)	—	(1,171)	1,641	3,418	5,059
Dividend paid		—	—	—	—	—	—	—	—	—	(1,159)	(1,159)
Balance at December 31, 2016		138	110,608	(38)	46,012	(435)	907	—	(21,242)	135,950	61,225	197,175
Net profit		—	—	—	8,720	—	—	—	—	8,720	4,808	13,528
Other comprehensive income/(loss)	23	—	—	—	—	(315)	(33)	—	10,620	10,272	5,176	15,448
Total comprehensive income/(loss)		—	—	—	8,720	(315)	(33)	—	10,620	18,992	9,984	28,976
Dividend paid	23	—	—	—	(1,382)	—	—	—	—	(1,382)	(1,943)	(3,325)
Effect from the changes in shareholding percentage in subsidiary	2.2	—	(232)	—	—	—	—	—	—	(232)	232	—
Balance at December 31, 2017		138	110,376	(38)	53,350	(750)	874	—	(10,622)	153,328	69,498	222,826
Reclassification on adoption of IFRS 9 and IFRS 15	4.1	—	—	—	(156)	—	(874)	874	—	(156)	63	(93)
Balance at January 1, 2018		138	110,376	(38)	53,194	(750)	—	874	(10,622)	153,172	69,561	222,733
Net profit		—	—	—	2,928	—	—	—	—	2,928	4,518	7,446
Other comprehensive income/(loss)	23	—	—	—	—	(167)	—	(170)	(4,629)	(4,966)	(85)	(5,051)
Total comprehensive income/(loss)		—	—	—	2,928	(167)	—	(170)	(4,629)	(2,038)	4,433	2,395
Dividends paid	23	—	—	—	(1,106)	—	—	—	—	(1,106)	(2,206)	(3,312)
Balance at December 31, 2018		138	110,376	(38)	55,016	(917)	—	704	(15,251)	150,028	71,788	221,816

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2017 and 2016

		2018	2017	2016
	Note	US$’000	US$’000	US$’000
Operating activities:
Profit before tax		11,332	18,668	6,535
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,17	4,936	4,972	5,451
Impairment of property, plant and equipment	15	11	223	2,524
Amortization of prepaid land lease payments	16	38	35	57
Gain on disposal of investment property	7(a)	—	—	(4,466)
Amortization of intangible assets	18	44	49	46
Gain on disposal of property, plant and equipment	7(a)	(93)	(99)	(100)
(Gain) loss on disposal of assets classified as held for sale	7(a)	—	(4,525)	11
Adjustment for loss (gain) on fair value of derivatives	7(e),7(f)	2	332	(171)
Dividend income	7(e)	(105)	(100)	(96)
Finance income	7(d)	(482)	(876)	(1,045)
Finance costs	7(c)	1,378	1,221	1,147
Share of loss of associates	19	3	3	710
Impairment of investment in associates		—	—	126
Impairment for trade receivables	12(a)	570	302	279
Impairment (reversal of impairment) for trade receivables for related parties	7(b)	1	27	(1)
Impairment of other receivable	7(b)	53	—	191
Impairment (write-back of impairment) of inventories	13	1,613	532	(3,306)
Unrealized foreign exchange difference, net		(742)	(1,771)	1,244
Loss on liquidation of subsidiary		—	261	—
Changes in operating assets and liabilities
Trade and other receivable, net		27,993	(17,438)	(9,949)
Contract assets		(1,317)	—	—
Inventories		10,339	(11,523)	7,713
Prepayment and other current assets		133	123	1,704
Amounts due to/from related parties		(1,422)	2,733	(7)
Other non-current assets		(55)	77	(261)
Trade and other payables, accruals, other current liabilities and other non-current liabilities		(8,518)	(6,778)	2,334
Net cash flows (used in) provided by operating activities		45,712	(13,552)	10,670
Dividend received		105	100	96
Interest received		405	858	869
Interest paid		(1,216)	(1,043)	(941)
Income tax paid		(4,357)	(2,787)	(1,680)
Net cash (used in) provided by operating activities		40,649	(16,424)	9,014
Investing activities:
Purchases of property, plant and equipment		(4,441)	(4,903)	(5,044)
Purchases of intangible assets	18	(67)	(10)	(126)
Purchases of investment properties	17	—	(84)	—
Purchases of long-term bank deposits		(410)	(475)	—
Proceeds from disposal of held for sale assets	7(a)	—	8,011	210
Proceeds from disposal of property, plant and equipment		100	510	113
Proceeds from disposal of other financial assets-held to maturity		—	340	—
Proceeds from disposal of investment property	7(a)	—	—	4,695
Net cash provided by (used in) investing activities		(4,818)	3,389	(152)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries		(2,206)	(1,943)	(1,159)
Dividend paid to company's shareholders	23(b)	(1,106)	(1,382)	—
Repayments of borrowings		(25,737)	(17,306)	(35,346)
Proceeds from borrowings		9,517	27,714	26,120
Change in financial lease liabilities		(46)	(41)	(28)
Net cash provided by (used in) financing activities		(19,578)	7,042	(10,413)
Effect of exchange rate		(1,568)	3,855	(1,521)
Net increase (decrease) in cash and cash equivalents		14,685	(2,138)	(3,072)
Cash and cash equivalents at beginning of year	10	46,093	48,231	51,303
Cash and cash equivalents at end of year	10	60,778	46,093	48,231

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2018 and 2017, and the results of operations of the Company and all subsidiaries for the years ended December 31, 2018, 2017 and 2016.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2018	2017
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”) (iv)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”) (iii)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”) (iv)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”) (iv)	97.93%	97.93%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”) (iv)	98.06%	98.06%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)
	Percentage of equity interest
Place of incorporation and operations	2018	2017
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”) (ii)	30.56%	30.56%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC") (v)	100.00%	—
YASHIN Energy Corporation Limited ("YASHIN") (v)	100.00%	—
YADING Energy Corporation Limited ("YADING") (v)	100.00%	—

(i)	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

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

In December 2017, the preference share of 7.8 million shares held by Siam Pacific was converted into 7.8 million ordinary shares. As a result of the preference share conversion, the interest of the Company in CCH (HK), Ningbo Pacific and PEWS decreased by 2.07% to 97.93% and in APEC decreased by 1.34% to 98.06%.

The Company recorded the effect of change in shareholding of the subsidiaries, amounting to $232 thousands; under the caption of “Additional paid-in capital” in consolidated statement of change in equity.

(v)

On June 19, 2018, APWC’s Board of Directors approved to set up APNEC as the Company’s subsidiary with 100% held. APNEC registered its incorporation on October 26, 2018 with TWD 500 million registered capital and a paid-up capital of TWD 4 million.

In December 2018, APNEC acquired 100% of interest both in YASHIN and YADING from a subsidiary of PEWC at cash consideration of TWD 0.5 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except as mentioned otherwise (see also Note 4.1).

3.1	Current versus non-current classification

The Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset is current when it is:

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

The Company measures financial instruments at fair value at each balance sheet date. In addition, fair values of financial instruments measured at amortized cost are disclosed in Note 11(d).

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

►	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
►	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly
►	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

The balance of bank overdraft was NIL as of December 31, 2018 and 2017.

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

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. A provision shall be recognized when:

(a)	an entity has a present obligation (legal or constructive) as a result of a past event;
(b)	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
(c)	a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision shall be recognized.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

► Buildings	20-30 years
► Building improvement	3-20 years
► Machinery and equipment	4-20 years
► Motor vehicles	3-10 years
► Office equipment	2-20 years

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

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

Classification and measurement

Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Financial instruments are subsequently measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL). The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of financial assets is as follows:

►	Debt instruments at amortized cost

Financial assets meeting both conditions: (i) held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and (ii)  the contractual terms of the financial assets give arise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest rate (“EIR”) method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income, foreign exchange gains and losses, and any impairment charges for such instruments are recognized in profit or loss.

The Company’s financial assets at amortized costs include cash and cash equivalents, trade receivables, other receivable, and the receivable from related party.

►	Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition

Financial assets that are held within a business model whose objective is to hold financial assets in order to both collecting contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income, foreign exchange gains and losses, and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in OCI. On disposal of these debt instruments, any related balance with FVOCI reserve is reclassified to profit or loss.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10	Financial instruments (continued)

(i) Financial assets (continued)

►	Equity instruments designated at FVOCI with no recycling of gains or losses on derecognition

These instruments are undertakings in which the Company does not have significant influence or control, generally evidenced by ownership of less than 20% of the voting rights. The Company designates these investments on an instrument by instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes.

Investments in equity instruments at FVOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss in OCI is not reclassified to profit or loss on disposal. Dividends from such investments continue to be recognized in profit or loss when the Company’s right to receive payments is established.

The Company elected to classify irrevocably its non-listed equity investments under this category.

►	Financial assets at fair value through profit or loss (FVPL)

Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instrument that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.

Even if an instrument meets the two requirements to be measured at amortized cost or FVOCI, the Company may, at initial recognition, irrevocably designate a financial asset as measured at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency.

Changes in the fair value of financial assets at FVPL are recognized in the statement of profit or loss as applicable.

Reclassification

When, and only, the Company changes its business model for managing financial assets it shall reclassify all affected financial assets according to the classification and measurement criteria discussed earlier. If the Company reclassifies financial assets, it shall apply the reclassification prospectively from the reclassification date and shall not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10	Financial instruments (continued)

(i) Financial assets (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from the Company’s consolidated balance sheet) when and only when:

(a)  the rights to receive cash flows from the asset have expired, or

(b) the Company has transferred its rights to receive cash flows from the asset, or has assumed an obligation to pay the received cash flows in full without material delay to one or more recipients under a “pass-through” arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates the extent to which, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset and has not transferred the control of the assets, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay (“the guarantee amount”).

(ii) Financial liabilities

Classification and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, net of directly attributable transaction costs in the case of loans and borrowings.

The Company’s financial liabilities include trade and other payables, bank overdrafts and interest-being loans and borrowings. These financial liabilities represent liabilities for goods and services provided to the Company and refund liabilities arising from contracts with customers. Trade payable are non-interest bearing and are normally settled on 60-day terms. The refund liabilities are rebate and discounts for the sale of goods to external customers in the ordinary course of the Company’s activities. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at fair value and subsequently measured at amortized cost using the EIR method.

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

(ii) Financial liabilities (continued)

Classification and measurement (continued)

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the income statement.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

(iii) Impairment of financial instruments

The following financial instruments are included within the scope of the impairment requirements in IFRS 9 Financial Instruments:

(a)   Financial assets measured at amortized cost;

(b)   Financial assets mandatorily measured at FVOCI;

(c)   Loan commitments when there is a present obligation to extend credit (except where these are measured at FVPL);

(d)   Financial guarantee contracts to which IFRS 9 is applied (except those measured at FVPL);

(e)   Lease receivables within the scope of IAS 17 Leases; and

(f)   Contract assets within the scope of IFRS 15 Revenue from Contracts with Customers.

From January 1, 2018, the Company assesses on a forward looking basis the expected credit losses (ECLs) associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

With the exception of purchased or originated credit impaired financial assets, ECLs are required to be measured through a loss allowance at an amount equal to:

(a)  credit risk has not increased significantly since initial recognition – recognize 12-month ECLs , and recognize interest on a gross basis; or

(b) credit risk has increased significantly since initial recognition – recognize lifetime ECL, and recognize interest on a gross basis.

A loss allowance for full lifetime ECLs is required for contract assets or trade receivables that do not constitute a financing transaction in accordance with IFRS 15. The Company may select its accounting policy for contract assets and trade receivables, containing a significant financing component and lease receivables to measure the loss allowance at an amount equal to lifetime ECLs.

For trade receivables and contract assets, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 12(c) for further details.

The Company recognizes in profit or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10	Financial instruments (continued)

(iv) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if when the following conditions are met: (i) there is a currently enforceable legal right to offset the recognized amounts; and (ii) there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

►	Recent arm’s length market transactions
►	Current fair value of another instrument that is substantially the same
►	A discounted cash flow analysis or other valuation models

Accounting policies applied until December 31, 2017
(i)	Financial assets

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
Accounting policies applied until December 31, 2017 (continued)

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

Derivatives not designated as hedging instruments

A derivative is a financial instrument or other contract within the scope of IAS 39 with all of the following characteristics:

(a)

its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

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

The carrying amount of the asset is reduced through the use of an allowance account, and the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in the income statement.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10	Financial instruments (continued)

Trade receivables impairment

For trade receivables, impairment assessment is performed firstly on an individual basis:

A financial asset is impaired (and impairment losses are determined) if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder about the following loss events:

►	significant financial difficulty of the issuer or obligor;
►	breach of contract, such as a default or delinquency in interest or principal payments;
►	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that would not otherwise be considered;
►	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;
►	the disappearance of an active market for that asset because of financial difficulties (but not simply because the asset is no longer publicly traded ; or
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

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. The Company’s policy considers a significant decline to be one in which the fair value is below the weighted average original cost by more than 20%. A prolonged decline is considered to be one in which the fair value is below the weighted average original cost for a period of more than 12 months. When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from other comprehensive income and recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

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

(iii)Financial liabilities (continued)

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

Amortization of software applications is charged to operating expenses and/or cost on a straight-line basis over 2 to 10 years from the date they are available for use.

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

The Company generates revenue primarily from the sales of wires and cables and supply, delivery and installation services to its customers (see Note 5(e)).

Revenue from contract with customers is recognized when (or as) control of the goods or services (i.e. assets) are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company has concluded that it is the principal in its revenue arrangements because it controls the goods or services before transferring them to the customer. The Company has certain contracts with customers to perform fabrication services for its customers, converting customer-owned raw materials to wire and cable products. The Company is responsible for fulfilling the promise to provide the specified services.

Revenue is recognized as control is passed, either over time or at a point in time.

The Company recognizes revenue over time if one of the following criteria is met:

(a) the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the entity performs;

(b) the Company’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced; or

(c) the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If the Company does not satisfy its performance obligation over time, it satisfies it at a point in time. Revenue will therefore be recognized when control is passed at a certain point in time. Factors that may indicate the point in time at which control passes include, but are not limited to:

(a) the entity has a present right to payment for the asset;

(b) the customer has legal title to the asset;

(c) the entity has transferred physical possession of the asset;

(d) the customer has the significant risks and rewards of ownership of the asset; or

(e) the customer has accepted the asset.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14	Revenue recognition (continued)

When (or as) a performance obligation is satisfied, the Company recognizes as revenue the amount of the transaction price that is allocated to that performance obligation.

While deferred payment terms may be agreed in certain circumstances, the deferral never exceeds twelve months.  The Company applies the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Sales of wires and cables

Revenue from sales of wires and cables is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the wires and cables.

Variable consideration

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at a contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The promised consideration can also vary if a Company’s entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event.

The Company estimates an amount of variable consideration by using either of (a) the expected value, or (b) the most likely amount, depending on which the Company expects to better predict the amount of consideration to which it will be entitled.

At the end of each reporting period, the Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. The Company allocates any subsequent changes in the transaction price to the performance obligations on the same basis as at contract inception.

SDI

The Company’s supply, delivery and installation services are closely interrelated in terms of their ultimate purpose or use and the customer is able to specify the major structural elements of the design. Revenue from SDI is recognized when the Company satisfies performance obligations which occurs when the control of either goods or services are transferred to the customer. Transfer of control to a customer can occur either over a period of time or at a single point in time, and the transfer of controls  depends on the scope of service work orders.

Service work order that involves supply of cables, installation and/or labor (e.g. maintenance or repairing service) are not distinct and are identified to be one performance obligation satisfied over time since the elements of the service work order are highly interrelated, customized and modified for the customer. The Company selects an input method (cost-to-cost) to measure the progress toward satisfaction of the performance obligation. The Company’s estimate about revenue, costs and progress towards complete satisfaction of a performance obligation may revise when there is a change in circumstances. Any increase or decrease in revenue or costs due to an estimate revision is reflected in profit or loss during the period when the management become aware of the changes in circumstances.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14	Revenue recognition (continued)

Custodial and transportation services under bill and hold arrangement

A bill and hold arrangement is a contract under which an entity bills a customer for a product but the entity retains physical possession of the product until it is transferred to the customer at a point in time in the future. The Company identifies multiple performance obligations for its bill and hold arrangements, including sales of wires and cables, custodial service and transportation service.

Sales of wires and cables are recognized revenue when the products are placed into warehouse and the customer has accepted the products because the control of the products has transferred to the customer.

Custodial service revenue is recognized over time. The transportation service revenue is recognized when the products are shipped on ex-works basis. The transaction price allocated to these services is recognized as a contract liability at the time of the initial sales transaction and released on actual basis over the period of services.

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

Accounting policies applied until December 31, 2017

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

SDI

The Company’s supply, delivery and installation services are closely interrelated in terms of their ultimate purpose or use and the customer is able to specify the major structural elements of the design.  Revenue of SDI is accounted for using the percentage-of-completion method, based on the customer certification of the length of cables laid with respect to the estimated total length of cables under the contract in accordance with IAS 11.

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

Translation to the presentation currency

The results and financial position of an entity whose functional currency are translated into a different presentation currency using the following procedures:

a.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
b.	income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions;
c.	all resulting exchange differences shall be recognized in other comprehensive income; and
d.	for equity items, the historical rate is used; therefore, these equity items are not retranslated.

PEWSC functional currency change

Due to the increased sales to the domestic market in recent years, USD no longer faithfully represented the underlying transactions events and conditions of PEWSC in 2018. Management concluded that RMB should be the functional currency of PEWSC beginning on the financial year January 1, 2018.

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

The government grants received during 2018 and 2017 were immaterial. See Note 22 for further details

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

3.22	Finance and other income

Interest income

Interest revenue shall be calculated by using the effective interest method. This shall be calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for:

(a) purchased or originated credit-impaired financial assets. For those financial assets, the entity shall apply the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition.

(b) financial assets that are not purchased or originated credit-impaired financial assets but subsequently have become credit-impaired financial assets. For those financial assets, the Company applies the effective interest rate to the amortized cost of the financial asset in subsequent reporting periods.

Rental income

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease terms and is included in revenue due to its operating nature.

Dividends

Revenue is recognized when the company’s right to receive the payment is established, which is generally when shareholders approve the dividend.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.23	Significant accounting judgements, estimates and assumptions

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

Revenue recognition - identifying single performance obligation in SDI projects

SDI projects comprise various activities such as supply cables, installation, jointing services and testing services. Those tasks are activities to fulfil the cable management service (supply and installation) and not a separate promise within the context of the contract. The Company determines the supply cables and installation services are not capable of being distinct and identifies to be one performance obligation because of (i) the customer could not benefit from the installed cables on its own, neither using it or to sell it for an amount greater than scrap value; (ii) the Company is providing a significant integration service, and it would not be able to fulfil its promise to transfer the cables separately from its promise to the subsequent installation; (iii) the cables and installation are highly interrelated, and the customer could not benefit from the cables being delivered without subsequent installation.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.23	Significant accounting judgements, estimates and assumptions (continued)

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

Measurement of ECL allowance for trade receivables

The Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 30 month before December 31, 2018 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. The Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.

Refer to Note 12 and Note 27 for more information regarding the impairment of trade receivables and the related credit risks.

Net realizable value of inventory

Net realized value is the estimated selling price in the ordinary course of business less estimated costs to completion and the estimated costs necessary to make the sale. Management makes reference to actual sales prices after reporting date when making their estimate of net realizable value.

Refer to Note 13 for more information regarding the net realizable value of inventory.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.23	Significant accounting judgements, estimates and assumptions (continued)

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

As of December 31, 2018, the Company has $16,762 (2017: $13,756) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $644 (2017: $197) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $3,876 (2017: $3,947; 2016: $4,846). Further details on taxes are disclosed in Note 8.

Post-employment benefits under defined benefit plans

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rate of 1 to 13 times of their monthly salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees at rates of 1 to 29 times of their final monthly salary.

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

Further details about the assumptions used, including a sensitivity analysis, are given in Note 21.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.23	Significant accounting judgements, estimates and assumptions (continued)

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

Estimate transaction price allocated to custodial and transportation services under bill and hold arrangements

The company estimates warehouse costs for the custodial service by using the average of expected cost plus a margin approach and adjusted market assessment approach because of the lack of sufficient historical data and trend for reference. The period for custodial service is 6 months based on past experience. The estimate for transportation services is based on actual freight rate. The assumption and the estimated amount are assessed at each reporting date.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS

4.1	Recently adopted accounting pronouncements

The Company has initially applied IFRS 15 and IFRS 9 from January 1, 2018. The nature and effect of the changes as a result of adoption of these new accounting standard are described below.

IFRS 15 Revenue from contracts with customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretation, and it applies with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires the revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Company adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018. Under this method, the standard can be applied either to all contracts at the date of initial application or only to contracts that are not completed at this date. The Company elected to apply the standard retrospectively only to contracts that are not completed as of January 1, 2018. The Company opted to apply the practical expedient for contract modification to all modifications that occurred before the date of initial application.

The cumulative effect of initially applying IFRS 15 is recognized at the date of initial application as an adjustment to the opening balance of retained earnings. Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related interpretations.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Company has elected not to restate prior period financial statements using the modified retrospective approach under IFRS 9 as of January 1, 2018. The comparative information has not been restated which continues to be reported under IAS 39. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings and other components of equity.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently adopted accounting pronouncements (continued)

The significant effects of adopting the new standards as of January 1, 2018 are summarized as below:

Affected items of consolidated balance sheet	As of December 31, 2017	Effect of adoption of new standards	As of January 1, 2018	Remarks
	US$’000	US$’000	US$’000
Assets
Contract assets - current	—	162	162	A
Gross amounts due from customers for contract work-in-progress	162	(162)	—	A
Trade receivables	112,403	16	112,419	C
Financial assets – available for sale	2,747	(2,747)	—	B
Financial assets at fair value through other comprehensive income	—	2,747	2,747	B
Deferred income tax assets	3,022	4	3,026	D
Total affected assets	118,334	20	118,354
Liabilities
Contract liabilities - current	—	113	113	E
Total affected liabilities	—	113	113
Equity
Retained earnings	53,350	(93)	53,257	B, C, D, E
Total affected equity	53,350	(93)	53,257
Total affected liabilities and equity	53,350	20	53,370

A. In accordance with IFRS 15, the Company reclassified gross amounts due from customers for contract work-in-progress in the amount of $162 to contract assets as of January 1, 2018.

B. Equity investments in non-listed equity investments previously classified as available-for-sale financial assets were reclassified and measured as financial assets at FVOCI because these investments are held as long-term strategic investments purpose. As a result, assets with fair value of $2,747 were reclassified from available-for-sale financial assets to financial assets at FVOCI and fair value gains of $1,717 were reclassified from the available-for-sale financial assets reserve to the FVOCI reserve on January 1, 2018, of which $843 was related to non-controlling interests.

C. The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for trade receivable by replacing IAS 39’s incurred loss approach with a forward looking ECL approach.  Upon adoption of IFRS 9, the Company reversed impairment on trade receivables by $16. As a result, trade receivables and retained earnings increased by $16.

D. The Company recognized deferred income tax assets for the temporary differences arising from the adjustments upon initial adoption of IFRS 9 and IFRS 15. Deferred income tax assets and retained earnings both increased by $4.

E. In accordance with IFRS 15, the Company’s performance obligation to provide custodial and transportation services are recognized as contract liabilities under bill-and-hold agreements. After adopting IFRS 15, the Company recognizes revenue from custodial services over time and transportation revenue upon delivery. As of January 1, 2018, the balance of contract liabilities increased by $113, and retained earnings decreased by $113.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently adopted accounting pronouncements (continued)

The following tables summarized the impacts of adopting IFRS 15 on the consolidated income statement for the year ended December 31, 2018 and its consolidated balance sheet as of December 31, 2018 for each of the line items affected. There was no material impact on the consolidated statement of cash flows for the year ended December 31, 2018.

Affected items of consolidated income statement for the year ended December 31, 2018	As reported	Adjustments	Amounts without application of IFRS 15
	US$’000	US$’000	US$’000
Revenue	425,940	(26)	425,914
Gross profit	36,248	(26)	36,222
Operating profit	8,684	(26)	8,658
Profit before tax	11,332	(26)	11,306
Income tax expense	(3,886)	5	(3,881)
Profit for the year	7,446	(21)	7,425

Affected items of consolidated balance sheet as of December 31, 2018	As reported	Adjustments	Amounts without application of IFRS 15
	US$’000	US$’000	US$’000
Assets
Contract assets - current	1,460	(1,460)	—
Gross amounts due from customers for contract work-in-process	—	1,460	1,460
Deferred income tax assets	3,919	(18)	3,901
Total affected assets	5,379	(18)	5,361
Liabilities
Other current liabilities	3,272	(88)	3,184
Total affected liabilities	3,272	(88)	3,184
Equity
Retained earnings	55,016	34	55,050
Foreign currency translation reserve	(15,251)	1	(15,250)
Non-controlling interests	71,788	35	71,823
Total affected equity	111,553	70	111,623
Total affected liabilities and equity	114,825	(18)	114,807

Prior to the application of IFRS 15, the Company recognized revenue based on the accounting treatment of the sales of goods for bill and hold transactions. In accordance with IFRS 15, the Company allocated the transaction prices to those custodial and transportation services under bill and hold transactions, and recognizes revenues from custodial and transportation services only when the services fulfilled. As a result, the Company will recognized contract liabilities and adjusted related deferred income tax assets and equity accordingly.

Reclassifications are made to reflect the terms used under IFRS 15. Amounts previously presented in “Gross amounts due from customers for contract” are reclassified into “contract assets-current”.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.2	New accounting pronouncements not effective

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

The Company plans to apply IFRS 16 initially on January 1, 2019 using the modified retrospective approach. Therefore, the cumulative effect of adopting the new standard will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

The Company will elect to use the following practical expedients permitted by the standard:

►	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
►	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
►	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
►	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)
4.2	New Accounting Pronouncements not effective (continued)

The significant effects are summarized as below:

Affected items of consolidated balance sheet	As of December 31, 2018	Effect of adoption of new standards	As of January 1, 2019	Remarks
	US$’000	US$’000	US$’000
Assets
Prepayments	1,140	(59)	1,081	B
Lease assets*	66	(66)	—	A
Right of use assets	—	3,801	3,801	A, B, C
Prepaid land lease payments	978	(978)	—	B
Total affected assets	2,184	2,698	4,882
Liabilities
Financial lease liabilities - current	44	362	406	C
Financial lease liabilities - non-current	46	2,336	2,382	C
Total affected liabilities	90	2,698	2,788
* included in the line "Property, plant and equipment" in the balance sheet

A. The Company expects to reclassify “Lease assets” from “Property, plant and equipment” to “Right of use assets” reflect the terms used under IFRS 16.

B. Current and non-current prepaid land lease payments, which presented as “prepayment” and “prepaid land lease payments” in the balance sheet, are expected to be reclassified into “Right of use assets”.

C. On adoption of IFRS 16, the Company expects to recognize lease liabilities in relation to leases which had previously been classified as operating lease under the principle of IAS 17. The Company expects to measure its right-of-use assets at amounts equal to the lease liabilities. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

Additionally, operating cash flows will increase and financing cash flows will decrease by $354 for the year ended December 31, 2019 as repayment on the principal portion of non-finance lease liabilities will be reclassified as cash flows from financing activities (where previously it was classified as operating cash flows).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.2	New Accounting Pronouncements not effective (continued)

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

The IFRIC clarifies how the recognition and measurement requirements of IAS 12, Income taxes, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37, Provisions, contingent liabilities and contingent assets, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. The IFRIC 23 is effective from annual periods beginning on or after 1 January 2019. The Company will apply the interpretation from its effective date. The Company evaluated current events and the accounting treatment applied in each situation in the light of this interpretation and concluded that IFRIC 23 does not result in any change in the Company’s consolidated financial statements.

Long-term Interests in Associates and Joint Ventures - Amendments to IAS 28

The amendments to IAS 28, Long-term Interests in Associates and Joint Ventures clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9. The amendments are effective for periods beginning on or after 1 January 2019. Earlier application is permitted. The Company has assessed the effects of applying the Amendment, and the effect on the financial statements is immaterial.

Plan Amendment, Curtailment or Settlement — Amendments to IAS 19

When a net defined benefit liability or asset is remeasured as a result of a defined benefit plan being amended, curtailed or settled during a period, the amendments to IAS 19 require using the assumptions employed for the remeasurement to determine current service cost and net interest for the period after the remeasurement. The amendment also clarifies how the requirements for accounting for a plan amendment, curtailment or settlement affect the asset ceiling requirements. The amendments are effective for annual period beginning on or after January 1, 2019. Early application is permitted but must be disclosed. These amendments will apply only to any future plan amendments, curtailments, or settlements of the Company.

Prepayment Features with “Negative Compensation” - Amendments to IFRS 9

The amendments clarify that financial instruments with a prepayment feature that may lead to a situation which reasonable compensation is received or paid upon early termination of the contract can meet the SPPI (solely payment of principal and interest) criterion and therefore be measured at amortized cost or fair value through other comprehensive income. The basis for conclusions of the Amendment clarifies that prepayment for the fair value of the instrument does not necessarily meet the SPPI criterion. The Amendment is effective for annual periods beginning on or after January 1, 2019. These amendments have no impact on the Company’s consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION

5(a)Basis of segments

Each segment engages in business activities which generate revenues and incur expenses. Based upon the information provided to the Company’s chief operating decision maker (“CODM”) to make decisions on resource allocation and operating performance evaluation, the Company has determined that it has three reportable segments.

The Company organizes its business segments along reporting lines and has three operating segments, consisting of the North Asia region, the Thailand region and the Rest of the World (“ROW”) region. The Company considers the economic characteristics similarity in determining the reportable segments.

As the three operating segments exceed the quantitative thresholds, they are also reportable segments. The accounting policies for segment information, including transactions entered between segments are generally the same as those described in the summary of significant accounting policies.

During 2018, CODM changed the measures of profitability by operating segments, replacing gross profit and gross profit margin with operating profit (loss) and operating profit (loss) margin. This change reflects a better explanation of the elements of performance. This change has been applied to comparative figures for 2017 and 2016 presented in this document.

Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

5(b)Information about reportable segments

Year ended December 31, 2018	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	103,647	213,424	108,869	425,940	—	425,940
Inter-segment	4,076	392	6,308	10,776	(10,776)	—
Segment operating profit/(loss)	5,234	9,539	(2,306)	12,467	(3,143)	9,324
Depreciation and amortization	(829)	(2,836)	(1,333)	(4,998)	(20)	(5,018)
Impairment of property, plant and equipment	—	(11)	—	(11)	—	(11)
Interest income	117	611	42	770	(288)	482
Interest expense	(397)	(748)	(34)	(1,179)	(21)	(1,200)
Income tax (expense)/benefit	(1,212)	(2,152)	384	(2,980)	(906)	(3,886)

Other disclosures
Capital expenditure	1,188	2,859	451	4,498	10	4,508

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(b)Information about reportable segments (continued)

Year ended December 31, 2017	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	101,533	206,485	117,197	425,215	—	425,215
Inter-segment	890	1,044	—	1,934	(1,934)	—
Segment operating profit/(loss)	3,256	11,053	1,205	15,514	(3,074)	12,440
Depreciation and amortization	(979)	(2,760)	(1,314)	(5,053)	(3)	(5,056)
Impairment of property, plant and equipment	(213)	(10)	—	(223)	—	(223)
Interest income	51	845	61	957	(81)	876
Interest expense	(428)	(553)	(52)	(1,033)	67	(966)
Income tax (expense)/benefit	(1,395)	(2,727)	(342)	(4,464)	(676)	(5,140)

Other disclosures
Capital expenditure	991	3,332	590	4,913	—	4,913

Year ended December 31, 2016	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	93,931	152,935	137,699	384,565	—	384,565
Inter-segment	2,522	(41)	—	2,481	(2,481)	—
Segment operating profit/(loss)	173	5,463	2,501	8,137	(2,854)	5,283
Depreciation and amortization	(1,423)	(2,689)	(1,439)	(5,551)	(3)	(5,554)
Impairment of property, plant and equipment	(1,132)	(1,392)	—	(2,524)	—	(2,524)
Interest income	34	1,022	97	1,153	(108)	1,045
Interest expense	(692)	(282)	(86)	(1,060)	98	(962)
Income tax (expense)/benefit	2,844	(2,059)	(538)	247	(757)	(510)

Other disclosures
Capital expenditure	697	4,198	275	5,170	—	5,170

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

Capital expenditure consists of additions of property, plant and equipment, and intangible assets.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(c)Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Segment operating profit	12,467	15,514	8,137
Corporate expenses	(3,143)	(3,074)	(2,854)
	9,324	12,440	5,283
Other operating income	805	5,084	5,441
Other operating expenses	(1,445)	(909)	(3,386)
Operating profit	8,684	16,615	7,338
Finance costs	(1,378)	(1,221)	(1,147)
Finance income	482	876	1,045
Share of loss of associates	(3)	(3)	(710)
Impairment of investment in associates	—	—	(126)
Loss on liquidation of subsidiary	—	(261)	—
Exchange gain / (loss)	1,741	2,784	(38)
Other income	1,817	214	267
Other expense	(11)	(336)	(94)
Profit/(loss) before tax	11,332	18,668	6,535

5(d)Segment assets and liabilities

					Corporate
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2018
Total assets	54,250	173,398	70,574	298,222	7,576	305,798
Total liabilities	20,169	42,887	14,015	77,071	6,911	83,982
As of December 31, 2017
Total assets	63,853	181,232	85,838	330,923	3,920	334,843
Total liabilities	28,928	55,877	21,647	106,452	5,565	112,017

Reconciliation of assets:

	As of December 31,
	2018	2017
	US$’000	US$’000
Segment operating assets	298,222	330,923
Corporate and other assets	2,869	2,916
Investment in associates	864	861
Deferred tax assets	3,919	3,022
Inter-segment elimination	(76)	(2,879)
Total assets	305,798	334,843

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(d)Segment assets and liabilities (continued)

Reconciliation of liabilities:

	As of December 31,
	2018	2017
	US$’000	US$’000
Segment operating liabilities	77,071	106,452
Corporate liabilities	3,019	5,287
Deferred tax liabilities	3,925	3,154
Inter-segment elimination	(33)	(2,876)
Total liabilities	83,982	112,017

5(e)Disaggregated revenues and geographical information

The Company’s disaggregated revenues transitioned from reporting of Manufactured Products, Distributed Products and SDI segments in 2017 to reporting of Power, Enamel and Others product lines in 2018. The updated reporting of results best reflects the relevant information and granularity desired by all stakeholders to conduct decisions and operations. Reported results of Power, Enamel and Others product lines provide improved understanding and insight to the performance of the Company and its products and services.

Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2018	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	64,771	92,130	156,901	—	156,901
Enamel	103,647	114,247	—	217,894	—	217,894
Others*	—	34,406	16,739	51,145	—	51,145
	103,647	213,424	108,869	425,940	—	425,940
Timing of revenue recognition
At a point in time	103,647	213,212	92,133	408,992	—	408,992
Over time	—	212	16,736	16,948	—	16,948
	103,647	213,424	108,869	425,940	—	425,940
* includes revenues from SDI service contracts, fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(e)Disaggregated revenues and geographical information (continued)

	Year ended December 31,
	2017	2016
	US$’000	US$’000
Manufactured Products	361,853	296,075
Distributed Products	41,985	75,200
SDI	21,377	13,290
Total Revenue	425,215	384,565

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	154,207	158,565	110,569
Singapore	63,781	76,453	105,431
Australia	37,594	34,901	27,918
China	111,917	108,561	96,956
India	45,008	31,291	31,212
Southeast Asia	13,339	15,394	12,465
Northeast Asia	94	50	14
	425,940	425,215	384,565

Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, India, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.

Major customer information

Revenue from one customer amounted to $37,197 (2017: $36,518; 2016: $53,465) represent 8.73% (2017: 8.59%; 2016: 13.9%), arising from sales in the ROW segment.

Non-current assets information

The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2018	2017
	US$’000	US$’000
Non-current assets by country:
Thailand	28,407	28,140
Singapore	5,868	6,831
China	6,592	6,333
Australia	2,684	2,984
Other	54	6
Total non-current assets	43,605	44,294

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

6(a)Material subsidiaries

The Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:

Proportion of equity interest held by NCI:

	Country of incorporation	As of December 31,
Name	and operation	2018	2017
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	31.25%	31.25%

From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

6(b)Summarized financial information about the subsidiaries

The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statements	CTW consolidated
	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Revenue	213,424	207,529	152,988
Gain on disposal of investment property	—	—	4,466
Profit before tax	11,736	12,985	10,777
Income tax expense	(2,150)	(2,727)	(3,009)
Profit for the year	9,586	10,258	7,768
Other comprehensive income	3,965	10,182	682
Total comprehensive income	13,551	20,440	8,450
Profit attributable to non-controlling interests	4,509	4,896	3,812
Dividends paid to non-controlling interests	2,181	1,943	1,142

Summarized income statements	SYE
	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Revenue	33,790	33,533	30,056
Loss before tax	(837)	(161,011)	(537)
Income tax expense	—	—	—
Loss for the year	(837)	(161,011)	(537)
Other comprehensive income/(loss)	(255)	345	(277)
Total comprehensive loss	(1,092)	(160,666)	(814)
Loss attributable to non-controlling interests	(262)	(15)	(181)
Dividends paid to non-controlling interests	—	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheets	CTW consolidated		SYE
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000
Current assets	141,761	149,875	11,293	15,063
Non-current assets	42,691	41,983	1,881	1,920
Current liabilities	(33,715)	(47,451)	(8,671)	(11,356)
Non-current liabilities	(8,161)	(7,536)	—	—
Total equity	142,576	136,871	4,503	5,627

Equity attributable to:
Equity holders of the parent	73,621	71,876	3,096	3,869
Non-controlling interests	68,955	64,995	1,407	1,758

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Operating	38,784	(24,018)	7,319
Investing	(9,137)	6,589	443
Financing	(12,585)	12,836	(10,586)
Effect of changes in exchange rate on cash	(102)	1,678	(404)
Net (decrease) increase in cash and cash equivalents	16,960	(2,915)	(3,228)

Summarized cash flow information	SYE
	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Operating	3,648	833	(716)
Investing	(277)	(252)	(341)
Financing	(4,005)	(563)	1,470
Effect of changes in exchange rate on cash	(34)	65	(44)
Net (decrease) increase in cash and cash equivalents	(668)	83	369

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS

7(a)Other operating income

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Gain on disposal of property, plant, and equipment	93	99	100
Gain on disposal of investment property	—	—	4,466
Reversal of allowance for related parties	—	—	1
Gain on disposal of assets classified as held for sale	—	4,525	—
Reversal of allowance for foreseeable loss	507	—	—
Gain on sales of scrap copper	—	—	569
Other operating income – others	205	460	305
Total other operating income	805	5,084	5,441

On December 13, 2016, the Company entered into an agreement to sell its buildings and land use rights at its Ningbo Pacific subsidiary. The transaction was completed in March 2017 for a consideration of RMB 60.6 million, or approximately US$8.8 million (including $0.8 million tax related expenses). The Company recognized gain on disposal of assets classified as held for sale amounted $4,525 for the year ended December 31, 2017.

On May 31, 2016, the Board of Directors of Charoong Thai approved the sale of land not being used for operating for a consideration of $4,695 (Baht 165 million). The sale of the land resulted in a gain of $4,466 (Baht 157 million) which was recognized in other operating income of the Company’s 2016 consolidated financial statements.

7(b)Other operating expenses

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Allowance for trade receivables for related parties	1	27	—
Allowance for trade receivables	570	302	279
Allowance for other receivable	53	—	191
Allowance for foreseeable loss	—	276	236
Impairment of property, plant, and equipment	11	223	2,524
Loss on disposal of assets classified as held for sale	—	—	11
Other operating expenses – others	810	81	145
Total other operating expenses	1,445	909	3,386

For the year ended December 31, 2018, the Company recognized other operating expenses – others, which amounted to $749, due to a write-off of other current assets.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(c)Finance costs

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Interest on debts and borrowings	1,196	962	958
Finance charges payable under finance leases	4	4	4
Total interest expenses	1,200	966	962
Banking charges	178	255	185
Total finance costs	1,378	1,221	1,147

7(d)Finance income

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Interest income	482	876	1,045
Total finance income	482	876	1,045

7(e)Other income

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Other income	1,712	114	—
Dividend income	105	100	96
Net gain on financial instruments	—	—	171
Total other income	1,817	214	267

Other Income for the year ended December 31, 2018 includes income from discharge of related party liabilities, which amounted to $1,537. Refer to Note 24(b) for related party transactions.

7(f)Other expenses

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Others	9	4	94
Net loss on financial instruments	2	332	—
Total other expenses	11	336	94

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(g)Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,162	4,148	4,633
Amortization – intangible assets	9	9	7
Operating lease expenses	16	15	—
Included in selling expenses:
Depreciation – tangible assets	141	132	178
Amortization – intangible assets	1	—	—
Operating lease expenses	184	193	—
Included in general and administrative expenses:
Depreciation – tangible assets	598	657	616
Amortization – intangible assets	34	40	39
Amortization – prepaid land lease payment	38	35	57
Depreciation – investment property	35	35	24
Operating lease expenses	200	201	823
	5,418	5,465	6,377

7(h)Employee benefits expenses

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	13,674	13,474	13,047
Labor and health insurance costs	162	168	146
Pension costs	890	869	854
Other employment benefits	892	817	623
Included in selling expenses:
Wages and salaries	3,685	3,641	3,604
Labor and health insurance costs	14	14	13
Pension costs	324	325	327
Other employment benefits	68	64	52
Included in general and administrative expenses:
Wages and salaries	8,818	8,364	7,696
Labor and health insurance costs	224	219	215
Pension costs	671	656	646
Director fees	1,046	1,119	937
Other employment benefits	325	342	414
Total employee benefits expenses	30,793	30,072	28,574

The accrued compensation and retirement benefits for expatriates were included in employee benefits expenses and in accruals.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2018, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2018 and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2015/2016, 2016/2017 and 2017/2018 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2018.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2018, 2017 and 2016 are:

	2018	2017	2016
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	4,068	4,785	(681)
Previously unrecognized tax loss used to reduce current income tax	(128)	(1,066)	(21)
Adjustments for current income tax of prior years	1	348	77
Total current income tax	3,941	4,067	(625)
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	243	1,210	1,135
Relating to change in tax rate	—	—	—
Previously unrecognized tax loss used to reduce deferred tax expenses	(298)	(137)	—
Total deferred tax expenses/(benefits)	(55)	1,073	1,135
Income tax expense reported in the income statement	3,886	5,140	510

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	(84)	(16)	(20)
Effect of change in tax rate	—	—	—
Net loss on actuarial gains and losses
Recognized during the year	(82)	(154)	—
Effect of change in tax rate	—	—	—
Income tax benefits charged to other comprehensive (loss) income	(166)	(170)	(20)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

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

	2018	2017	2016
	US$’000	US$’000	US$’000
Profit before tax	11,332	18,668	6,535
Tax at statutory rate of 20% (2017: 20%; 2016: 20%)	2,266	3,734	1,307
Foreign income taxed at different rate	697	1,151	599
Expenses not deductible for tax purpose	(33)	600	225
Utilization of previously unrecognized tax losses	(128)	(1,066)	(21)
Tax benefit arising from previously unrecognized tax losses	(298)	(137)	—
Net deferred tax asset not recognized	679	78	1,305
Written-off deferred tax	(4)	10	(678)
Tax exempt on income	(135)	(245)	(21)
Uncertain tax position	11	(270)	(3,010)
Return to provision adjustment	1	348	77
Deferred tax liability arising from undistributed earnings	578	602	681
Withholding tax on dividends	270	349	118
Others	(18)	(14)	(72)
Income tax expense reported in income statement	3,886	5,140	510

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2018	2017	2018	2017	2016
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,614)	(3,036)	578	602	(269)
Revaluations of financial assets at fair value through other comprehensive income (2017: Revaluations of available-for-sale investment to fair value)	(345)	(429)	—	—	—
Accrued interest income	(154)	(141)	12	11	39
Unutilized building allowance (net)	(133)	(235)	(95)	11	119
Unused tax losses	644	197	(459)	455	133
Allowance for doubtful accounts	290	200	(97)	(25)	(36)
Inventory impairment	657	422	(236)	(161)	714
Allowance for impairment in investments	—	—	0	0	382
Rebates and other accrued liabilities	426	427	(38)	(6)	171
Unpaid retirement benefits	1,353	1,291	(54)	(62)	(47)
Deferred revenue and cost of sales	16	2	(14)	393	(62)
Actuarial loss	450	368	—	—	—
Unabsorbed depreciation	701	699	(55)	(45)	34
Mark-to-Market value of forward contract	28	—	(28)	—	—
Others	(325)	103	431	(100)	(43)
Deferred tax expenses / (benefits)			(55)	1,073	1,135
Net deferred tax assets	(6)	(132)

Reconciliation of deferred tax assets, net

	2018	2017	2016
	US$’000	US$’000	US$’000
Opening balance as of January 1	(132)	526	1,601
Tax benefit/(expenses) during the period recognized in profit or loss	55	(1,073)	(1,135)
Tax benefit/(expenses) during the period recognized in other comprehensive income	166	170	20
Exchange difference on translation foreign operations	(95)	245	40
Closing balance as of December 31	(6)	(132)	526

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company has available unused net operating losses which arose in Thailand, China, Hong Kong, Singapore and Australia as of December 31, 2018, and arose in Thailand, China and Hong Kong as of December 31, 2017, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2018	2017
	US$’000	US$’000
2018	—	891
2019	784	802
2020	3,020	4,601
2021	5,121	5,220
2022	2,105	1,399
2023	4,760	—
No expiration	972	843
	16,762	13,756

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. The Company did not recognize deferred tax assets of $3,084 (2017: $2,803; 2016: $3,525) in respect of tax losses amounting to $13,698 (2017: $12,769; 2016: $15,324 ).

In addition, the Company did not recognize deferred assets of $792 (2017: $1,144 ; 2016: $1,321) in relation to deductible temporary differences amounting to $3,557 (2017: $4,930; 2016: $5,682).

There are no income tax consequences attached to the payment of dividends in either 2018 or 2017 by the Company to its shareholders.

As of December 31, 2018 and 2017, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore.  The Company’s tax years from 2011 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions
	2018	2017	2016
	US$’000	US$’000	US$’000
Balance as of January 1	706	828	1,856
Additions based on tax positions related to the current year	—	—	—
Decrease due to lapses in statute of limitations	—	(175)	(923)
Exchange difference	(32)	53	(105)
Balance as of December 31	674	706	828

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2018, 2017, and 2016 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $674, $706 and $828, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	867	800	897
Accrued penalties on uncertain tax position	461	486	535
Total accrued interest and penalties on uncertain tax position	1,328	1,286	1,432

For the years ended December 31, 2018, 2017 and 2016, the Company recognized $108, $114 and $135 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2018, 2017 and 2016, the Company reversed $nil, $276 and $1,453 in interest and $nil, $87 and $462 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2018, 2017 and 2016, the exchange difference $(41), $65 and $ (140) relating to interests, $(25), $38 and $(63) relating to penalty were included in income tax expenses.

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

Earnings per share are calculated by dividing net profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities beyond the treasury shares disclosed in Note 23. The treasury shares transaction resulted in an immediate reduction in outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit attributable to APWC from continuing operations	2,928	8,720	2,853
Net profit attributable to APWC	2,928	8,720	2,853

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,819,669

Earnings per share – basic and diluted
Continuing operations	0.21	0.63	0.21
Total earnings per share – basic and diluted	0.21	0.63	0.21

Income from continuing operations attributable to non-controlling interests are $4,518, $4,808, and $3,172 for the years ended December 31, 2018, 2017 and 2016, respectively.

10.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2018	2017
	US$’000	US$’000
Cash on hand and cash at banks	60,778	46,093

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Other short-term deposits are presented as other receivables if they are pledged, or if they have a maturity over three months from the date of acquisition.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

11(a)Other financial assets and liabilities

	As of December 31,
	2018	2017
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	2,332	—
Financial assets - available for sale
Equity instrument(Note 11(d))	—	2,747
	2,332	2,747
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	142	139

(i)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss reflect the changes in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchase transactions.

(ii)	Financial assets at fair value through other comprehensive income - unquoted equity instrument

On January 1, 2018, the date of initial application of IFRS 9, the Company elected to reclassify its unquoted equity instrument in Thai Metal Processing Co., Ltd (“TMP”), which is engaged in the fabrication of copper rods, from financial assets – available-for-sale to financial assets at fair value through other comprehensive income due to the investment being hold as a long-term strategic investment and not expected to be sold in the short to medium term. During the years ended December 31, 2018, 2017, and 2016, the Company received dividends of $105, $100, and $96 from TMP, respectively, which were recorded in other income(Note 7(e)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(b)Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with the Company’s banks, the Company may borrow up to approximately $275,334 and $250,923 as of December 31, 2018 and 2017, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2018 and 2017, the unused portion of the credit lines was approximately $182,361 and $144,478, respectively, which included unused letters of credit amounting to $92,256 and $74,911, respectively.

Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2018 and 2017, the Company had open letters of credit amounting to $22,426 and $37,559, respectively. Liabilities relating to the opened letters of credit are included in current liabilities.

	As of December 31,
	2018				2017
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Current interest-bearing loans and borrowings
Bank loans					3.20 ~ 3.50	Feb. 2018	USD$3,800	3,800
Bank loans	4.70 ~ 4.79	Jan. 2019 ~ Sept. 2019	RMB$42,100	6,130	4.70 ~ 5.22	Apr. 2018 ~ Sept. 2018	RMB$30,000	4,602
Trust receipt	1.10 ~ 2.10	Jan. 2019 ~ Jun. 2019	THB$602,150	18,684	1.70 ~ 2.60	Jan. 2018 ~ Jun. 2018	THB$1,058,995	32,649
Trust receipt					2.47 ~ 2.54	Feb. 2018	SGD$134	100
Total				24,814				41,151

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(c)Hedging activities and derivatives

(i)	Commodity price risk

The Company purchases copper on an ongoing basis as its operating activities require a continuous supply of copper for manufacturing products. To reduce the exposures to copper shortage, the Company enters into purchase contracts with commitment of monthly minimum purchase at market prices for selected operating units. The majority of these transactions take the form of contracts that are entered into and continue to be held for the purpose of receipt or delivery of the copper based on the Company’s expected purchase, sale or usage requirements. Such purchase commitment contracts are not deemed financial instruments or derivatives. To date, these contract positions have not had a material effect on the Company’s financial position, results of operations, and cash flow.

(ii)	Foreign currency risk

The Company enters into foreign exchange forward contracts with the intention to reduce the foreign exchange risk of expected sales and purchase transactions. These contracts are entered into the periods consistent with foreign currency exposure of the underlying transaction, generally from one to 12 months. These contracts are not designated in hedge relationships, and are measured at fair value through profit or loss.

As of December 31, 2018 and 2017, the Company had outstanding forward contracts with notional amounts of $(9.4) million and $(18.9) million respectively.  The outstanding forward contracts mature between April 29, 2018 and June 17, 2019. The Company recognized gain(loss) on forward contracts as other income(expenses) – refer to Note 7(e) and Note 7(f).

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2018		2017
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	—	142	—	139

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(d)Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	60,778	46,093	60,778	46,093
Trade receivables	79,617	112,403	79,617	112,403
Other receivables	12,422	9,509	12,422	9,509
Due from related parties	12,061	13,354	12,061	13,354
Financial assets-non-current
Financial assets at fair value through other comprehensive income	2,332	—	2,332	—
Financial assets – available for sale	—	2,747	—	2,747
Long-term bank deposits*	887	475	887	475
Total	168,097	184,581	168,097	184,581

Financial liabilities-current
Interest-bearing loans and borrowings	24,814	41,151	24,814	41,151
Trade and other payables	21,127	28,850	21,127	28,850
Due to related parties	2,997	7,342	2,997	7,342
Financial liabilities at fair value through profit or loss	142	139	142	139
Financial lease liabilities	44	36	44	36
Financial liabilities-non-current
Financial lease liabilities	46	42	46	42
Total	49,170	77,560	49,170	77,560
* included in other non-current assets

(i)	Methods and assumptions used to estimate fair value

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

►

Cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, and financial lease liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

►

Fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2018 and 2017, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

►

Fixed rate long-term bank deposits and fixed rate and variable-rate borrowings are evaluated using discounted cash flows and the market rates or current rates for deposits of similar remaining maturities.

►	Fair value of financial liabilities at fair value through profit or loss - derivatives is derived from inputs other than quoted prices that are observable for the asset or liability.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
(i)	Methods and assumptions used to estimate fair value (continued)
►

Fair value of financial assets at fair value through other comprehensive income, which was previously classified as available-for-sale financial assets as at December 31, 2017, is estimated using appropriate valuation techniques. Refer to Note 11(d)(ii) for the technique used.

►

Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2018 was assessed to be insignificant.

(ii)	Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2018 and 2017)	Sensitivity of the input to fair value
				2018	2017
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $167	5% decrease in the discount would increase in fair value by $203

The Company estimates the fair value of investment in equity instrument by using the market approach (market comparatives approach). The key in this method is the selection of quoted comparable companies and accommodate adjustments to bring the accounts of different companies into a broadly consistent framework for analysis. Then, select appropriate Indicators of Value. The followings should be taken into account:

►	Enterprise Value (EV) versus Market Capitalization;
►	Earnings-based: EBITDA +/or EBIT versus Net Earnings +/or Net Cash Flow
►	Balance Sheet based: Net Total Assets versus Shareholders Funds

Discount for the lack of liquidity to reflect the lesser liquidity of this equity instrument compared with those of its comparable public company peers. The Company assessed the discount for the lack of liquidity to be 30 percent on the basis of relevant studies applicable in the region and industry as well as on the specific facts and circumstances of the equity instrument. The equity instrument’s finance performance is characterized by stable, consistent growth and profitability. The Company believes the liquidity discount of 30% would be appropriate.

The Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

	2018	2017
	US$’000	US$’000
At January 1	2,747	2,765
Re-measurement financial assets to fair value, recognized in other comprehensive income/(loss)	(419)	(80)
Exchange difference on translation	4	62
At December 31	2,332	2,747

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES

	As of December 31,
	2018	2017
	US$’000	US$’000
Trade receivables	81,274	115,875
Less: Loss allowances	(1,657)	(3,472)
Trade receivable, net	79,617	112,403
Other receivables	12,502	9,537
Less: Loss allowances	(80)	(28)
Other receivable, net	12,422	9,509

12(a)Movement in the loss allowances on trade receivables

	Individually impaired	Collectively impaired	Total
	US$’000	US$’000	US$’000
At January 1, 2017	2,981	361	3,342
Charge for the year	438	172	610
Write-off	(385)	(44)	(429)
Unused amounts reversed	(269)	(39)	(308)
Currency translation adjustment	223	37	260
Reclassification	(3)	—	(3)
At December 31, 2017	2,985	487	3,472
Opening loss allowance as at January 1, 2018 - calculated under IFRS 9			(16)
At January 1, 2018			3,456
Charge for the year			726
Write-off			(2,292)
Unused amounts reversed			(156)
Currency translation adjustment			(74)
Reclassification			(3)
At December 31, 2018			1,657

The Company recorded a loss allowance on trade receivables amounted to $2.0 million, for a specific customer of a subsidiary, as of December 31, 2017. This loss allowance on trade receivables was written off in 2018 based on the court judgement with no reasonable expectation of recovery.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES (continued)

12(b)Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2018
Expected loss rate	2.04%	0.07%	0.86%	3.95%	20.18%	31.71%	64.70%
Gross carrying amount - trade receivables	81,274	67,318	9,183	2,276	327	82	2,088
Loss allowances	1,657	45	79	90	66	26	1,351
Trade receivable, net	79,617	67,273	9,104	2,186	261	56	737

January 1, 2018
Expected loss rate	2.98%	0.03%	0.37%	2.07%	8.36%	9.87%	84.65%
Gross carrying amount - trade receivables	115,875	90,686	17,105	3,389	347	557	3,791
Loss allowances	3,456	29	64	70	29	55	3,209
Trade receivable, net	112,419	90,657	17,041	3,319	318	502	582

			Past due but not impaired
	Total	Neither past due nor impaired	Past due 1-3 months	Past due 3-6 months	Past due 6-12 months	Past due over 12 months
December 31, 2017	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Trade receivable, net	112,403	90,503	20,608	654	397	241

12(c)Accounting policy for impairment of trade receivables

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the Company’s historical credit loss experience, adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables.

In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. The Company measured estimated impairment losses on trade receivables based on the inability of its customers to make required payments. The Company considered the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. The impairment losses assessed individually as of December 31, 2017 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the trade receivable and the present value of expected collectable amounts.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES (continued)

12(d)Material collateral obtained

The Company obtained collateral in respect of doubtful receivables from customers. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful receivables.

In March 2017, a lawsuit was filed by a debtor to rescind the foreclosure that the Company has undertaken on the collateral in Thailand. The Company’s foreclosure prevailed according to the judgement from the Appeal Court on November 28, 2017. The debtor’s petition reached to the Supreme Court on June 19, 2018, and was denied on March 27, 2019. The Company performed a valuation to determine the fair value of the collateral. As of December 31, 2018, the fair value of the collateral was $1,200, which was lower than the amount of the associated delinquent account, and the Company recognized an impairment loss of $52 in other operating expenses. As of December 31, 2017 the fair values of the collateral was $1,181, which was higher than the amounts of the associated delinquent accounts, and no impairments loss was recognized.

See Note 27(b) credit risk of trade receivables for discussions on how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

12(e)Other receivables pledged as collateral

The carrying amounts of other receivables pledged as collateral against credit facilities received from financial institutions are disclosed in Note 27(e)(ii).

13.	INVENTORIES

	As of December 31,
	2018	2017
	US$’000	US$’000
Raw materials and supplies	25,717	32,278
Work in progress	15,598	14,240
Finished goods	46,592	53,051
	87,907	99,569
Allowance for inventories	(3,982)	(2,364)
Total inventories at the lower of cost and net realizable value	83,925	97,205

Inventories recognized as an expense during the year ended December 31, 2018, December 31, 2017 and December 31, 2016 amounted to $388,079, $384,995 and $356,263 respectively.

For the year ended December 31, 2018 and 2017, the Company recognized allowance for inventory of $1,613 and $532 as an expense in cost of sales for inventories carried at net realizable value.

For the year ended December 31, 2016, the amount of $3,306 was credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	contract ASSETs

14(a)Assets related to contracts with customers

	As of December 31,
	2018	2017
	US$’000	US$’000
Uncompleted supply, delivery, and installation (SDI) services contracts
Aggregate construction costs incurred	17,516	31,778
Aggregate net profit recognized	1,607	744
Less: Progress billings	(17,663)	(32,360)
	1,460	162

Presented as:
Contract assets - current	1,460	—
Gross amounts due from customers for contract work-in-progress	—	162
	1,460	162

Revenues recognized in excess of amounts billed are classified as current contract assets and as current assets under gross amounts due from customers for contract work-in-progress as of December 31, 2018 and 2017, respectively. There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2018 and 2017.

The Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.

14(b)Unsatisfied supply, delivery, and installation (SDI) services contracts

The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations. As permitted under the transitional provisions in IFRS 15, the transaction price allocated to (partially) unsatisfied performance obligations as of December 31, 2017 is not disclosed.

As of December 31,
2018
US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue within one year	14,922
Expected to be recognized as revenue after one year	—
14,922

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2017	4,449	44,235	4,861	88,897	4,608	6,227	2,070	155,347
Additions	1,120	34	19	400	1,119	396	1,845	4,933
Disposals	—	—	—	(4,392)	(914)	(213)	—	(5,519)
Transfer	—	—	292	2,600	—	124	(3,016)	—
Exchange differences	658	4,152	450	9,459	417	425	148	15,709
At December 31, 2017	6,227	48,421	5,622	96,964	5,230	6,959	1,047	170,470

Additions	—	229	76	480	624	395	2,694	4,498
Disposals	—	(8)	—	(1,120)	(503)	(490)	—	(2,121)
Transfer	—	—	3	1,418	505	102	(2,028)	—
Exchange differences	(21)	(752)	14	(1,024)	(76)	(244)	(40)	(2,143)
At December 31, 2018	6,206	47,890	5,715	96,718	5,780	6,722	1,673	170,704

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
Depreciation/Impairment
At January 1, 2017	—	(28,612)	(2,731)	(75,482)	(3,522)	(5,363)	—	(115,710)
Depreciation charge for the year	—	(1,356)	(254)	(2,513)	(477)	(337)	—	(4,937)
Impairment	—	—	—	(217)	—	(6)	—	(223)
Depreciation on disposals	—	—	—	4,024	877	207	—	5,108
Exchange differences	—	(3,114)	(269)	(8,302)	(308)	(389)	—	(12,382)
At December 31, 2017	—	(33,082)	(3,254)	(82,490)	(3,430)	(5,888)	—	(128,144)

Depreciation charge for the year	—	(1,164)	(296)	(2,435)	(604)	(402)	—	(4,901)
Impairment	—	—	—	(10)	—	(1)	—	(11)
Depreciation on disposals	—	6	—	1,119	503	486	—	2,114
Transfer	—	—	—	(46)	—	46	—	—
Exchange differences	—	510	(17)	914	49	200	—	1,656
At December 31, 2018	—	(33,730)	(3,567)	(82,948)	(3,482)	(5,559)	—	(129,286)

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
Net book value
At December 31, 2018	6,206	14,160	2,148	13,770	2,298	1,163	1,673	41,418
At December 31, 2017	6,227	15,339	2,368	14,474	1,800	1,071	1,047	42,326
At January 1, 2017	4,449	15,623	2,130	13,415	1,086	864	2,070	39,637

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

15(a)Impairment of property, plant and equipment

In 2018, 2017 and 2016 the Company recorded an impairment loss of $11, $223 and $2,524 on property, plant and equipment at Ningbo Pacific and SFO facilities.

The Company determined to dispose building, land use rights and machinery at Ningbo Pacific due to lack of profitability. The Company has entered into an agreement to sell building and land use rights, the assets has classified as held for sale as of December 31, 2016. See the Note 7(a). The Company performed a valuation for utilized machinery measured at fair value less costs to sell using a cost approach. Its fair value measurement was classified as Level 3 of the fair value hierarchy. After considering the relevant evidence, the key assumption used included replacement costs, residual value and remaining useful life of these existing assets. The impairment test revealed that the recoverable amount was lower than the carrying amount, the Company recognized an impairment of $1,131 in other operating expenses accordingly in 2016. In 2017, the company provided an impairment loss of $223 because there are no future plans for the remaining machinery and equipment. The impairment is presented within the impairment of property, plant and equipment of North Asia segment in Note 5.

In 2016, SFO has not been able to make a profit due to Thailand's political situation and change in market demand, the Company considered this situation had an indication of possible impairment and performed an impairment test on the CGU composed of property, plant and equipment used in the manufacturing of fiber optic cables. The Company determined the recoverable amount of the CGU to be $0 based on the value in use. The key assumptions used in calculating the value in use included the revenue growth and a discount rate of 14.8%; as a result, the Company recognized an impairment of $1,393 in other operating expenses. The impairment is presented within the impairment of property, plant and equipment of Thailand segment in Note 5.

15(b)Financial leases under property, plant and equipment

The carrying value of motor vehicles under financial leases as of December 31, 2018, 2017 and 2016 were $66, $50 and $71, respectively. These assets under financial lease are pledged for financial lease liabilities (Note 25(b)).

15(c)Pledge

Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 27(e) (i).

16.	PREPAID LAND LEASE PAYMENTS

	2018	2017
	US$’000	US$’000
Carrying amount as of January 1,	1,103	1,105
Recognized lease expense during the year	(38)	(35)
Exchange difference	(53)	33
Carrying amount as of December 31,	1,012	1,103
Current portion included in prepayments	34	36
Non-current portion included in prepaid land lease payments	978	1,067

The property land is situated in Mainland China and is held under a long-term operating lease for 50 years.

Information about the prepaid land lease payments that were pledged to others as collaterals is provided in Note 27(e)(i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES

17(a)Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2018
Cost	430	695	1,125
Less: Accumulated depreciation	—	(405)	(405)
Net book value	430	290	720

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2017
Cost	429	712	1,141
Less: Accumulated depreciation	—	(378)	(378)
Net book value	429	334	763

A reconciliation of the net book value of investment properties was as follow:

	2018	2017
	US$’000	US$’000
Net book value at January 1	763	653
Depreciation (included in administrative expenses)	(35)	(35)
Addition	—	84
Exchange difference	(8)	61
Net book value at December 31	720	763

17(b)The amount recognized in profit arising from the investment properties

	2018	2017	2016
	US$’000	US$’000	US$’000
Rental income derived from investment properties	84	68	36
Direct operating expenses (including repairs and maintenance) generating rental income	(1)	(1)	(1)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	—	(1)	(1)
Net profit arising from investment properties carried at cost	83	66	34

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

17(c)Measuring investment properties at fair value

The fair value of the investment properties are stated below:

	As of December 31,
	2018	2017
	US$’000	US$’000
Land not being used for operation	10,656	9,548
Office buildings for rent	1,397	1,303

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

17(d)Pledge

Information about the investment properties that were pledged to others as collaterals is provided in Note 27(e) (i).

18.	INTANGIBLE ASSETS

Computer software

	2018	2017
	US$’000	US$’000
Cost
At January 1	526	510
Addition	67	10
Disposals	—	(18)
Exchange difference	(7)	24
At December 31	586	526
Accumulated amortization
At January 1	(388)	(337)
Amortization	(44)	(49)
Disposals	—	18
Exchange difference	3	(20)
At December 31	(429)	(388)
Net book value
At December 31	157	138

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

19(a)Associates of the Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2018	2017
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

19(b)Carrying amounts of investment in associates

	As of December 31,
	2018	2017
	US$’000	US$’000
At January 1	861	786
Share of loss of associates	(3)	(3)
Exchange difference	6	78
At December 31	864	861

The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

19(c)Summarized financial information for associates

The following table summarized financial information of the Company’s investments in associates:

	As of December 31,
	2018	2017
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	9	14
Non-current assets	1,938	1,926
Current liabilities	(3)	(3)
Non-current liabilities	(181)	(180)
Equity	1,763	1,757

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	864	861

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)

19(c)Summarized financial information for associates (continued)

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(5)	(5)	(5)

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ profit for the year:	(3)	(3)	(3)

	For the year ended December 31,
	2018	2017	2016
	US$’000	US$’000	US$’000
Summarized financial information of SPRC:
Revenue	—	—	25,016
Loss for the year	—	—	(2,826)

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	25%	25%	25%
Share of the associates’ profit for the year:	—	—	(707)

As of December 31, 2018 and 2017, the Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	TRADE AND OTHER PAYABLES

	As of December 31,
	2018	2017
	US$’000	US$’000
Trade payables	15,941	22,973
Other payables	5,186	5,877
	21,127	28,850

Other payables included refund liabilities arising from contracts with customers, which amounted to $3,831 and $3,929 as of December 31, 2018 and 2017, respectively.

21.	EMPLOYEE BENEFIT

	As of December 31,
	2018			2017
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	855	8,161	9,016	877	7,416	8,293
Long service leave	427	112	539	456	130	586
Total	1,282	8,273	9,555	1,333	7,546	8,879

21(a)Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2018, 2017 and 2016, were $1,264, $1,280, and $1,237, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans

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

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 13 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, at rates of 1 to 29 times of final month's salary. The plan is not funded. The Company pays to settle the obligations as and when employees retire.

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2018	2017	2016
	US$’000	US$’000	US$’000
Current service cost	419	360	410
Interest cost on benefit obligation	202	210	180
Net benefit cost	621	570	590

	For the year ended December 31,
Other comprehensive income	2018	2017	2016
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	396	251	217
Actuarial (gain) / loss – demographic assumption	1	184	—
Actuarial (gain) / loss – financial assumption	13	337	(219)
Actuarial loss	410	772	(2)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans (continued)

	For the year ended December 31,
Change in the defined obligation	2018	2017	2016
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	8,293	6,652	6,305
Current service cost	419	360	410
Interest cost on benefit obligation	202	210	180
Benefits paid directly by the Company	(352)	(274)	(269)
Actuarial loss in other comprehensive income	410	772	(2)
Exchange differences	44	573	28
Defined benefit obligation at December 31	9,016	8,293	6,652

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2018 and 2017 are as follows:

	2018	2017
	%	%
Discount rate	2.6 ~ 2.7	2.7
Rate of salary increase	5.0 ~ 6.0	5.0 ~ 6.0
Pre-retirement mortality	Thailand TMO17 Tables*	Thailand TMO17 Tables*
* TMO represented as Thailand Mortality Ordinary Tables

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2018	2017
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	855	877
Between 2 and 5 years	2,374	1,616
Between 6 and 10 years	4,187	3,183
Beyond 10 years	17,084	15,392
Total expected payments	24,500	21,068

Weighted average duration of defined benefit obligation	10 - 11 years	11 years

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans (continued)

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2018	2017
	US$’000	US$’000
Discount rate – 1% increase	(777)	(721)
Discount rate – 1% decrease	908	844
Rate of salary increase – 1% increase	869	808
Rate of salary increase – 1% decrease	(762)	(707)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

21(c)	Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departure, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match as closely as possible, the estimated future cash outflows. As of December 31, 2018 and 2017, the amount of long service leave obligation was $539 and $586, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2017
	US$’000	US$’000
Contract liabilities	756	—
Dividend payable	565	524
Deferred government grant	318	—
Onerous contracts provisions	42	555
Other current liabilities	1,591	1,563
Total	3,272	2,642

The Company was subject to two expropriations by the PRC government in 2018. The government grant related to the completed appropriation, amounted to $106, is recognized as other income for the year ended December 31, 2018. The government grant for the expropriation in progress, amounted to $318, is deferred and recognized as other current liabilities as of December 31, 2018.

Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.

22(a)Onerous contracts provisions

	2018	2017
	US$’000	US$’000
At January 1	555	250
Recognized	37	522
Reversed	(544)	(246)
Exchange differences	(6)	29
At December 31	42	555

22(b)Contract Liabilities

	As of December 31,
	2018	2017
	US$’000	US$’000
Current contract liabilities
Advance from customers	668	—
Custodial service	71	—
Transportation service	17	—
Total current contract liabilities	756	—

The company adopted IFRS 15 from January 1, 2018 and recognized contract liabilities when considerations from customers had been received or due before the Company satisfied the performance obligations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	OTHER CURRENT LIABILITIES (continued)

22(b)Contract Liabilities (continued)

Revenue recognized in relation to contract liabilities

For the year ended
December 31, 2018
US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Custodial service	85
Transportation service	28
113
Revenue recognized from performance obligations satisfied in previous years	—

23.	EQUITY

23(a)Common shares

	As of December 31,
	2018	2017
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2018	13,830,769	138
At December 31, 2017	13,830,769	138
At January 1, 2017	13,830,769	138

23(b)Dividends

On November 11, 2016, the Company announced that the Board of Directors approved the implementation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment. Pursuant to the dividend policy, subject to review and approval by the Board of Directors, the Company may pay cash dividends of at least 25% of its net post-tax audited consolidated profits attributable to shareholders. As APWC is a holding company, its ability to pay dividends is dependent upon distributions that it receives from its operating subsidiaries and affiliates, which are subject to a number of factors including operating results, capital requirements, expansion plans, debt covenants, business prospects, consideration for non-recurring items and other factors that are deemed relevant from time to time by the respective boards of our subsidiaries and affiliates. The dividend policy will be reviewed on an ongoing basis and updated at the discretion of the Board of Directors as business circumstances and available capital and capital requirements may change.

The Company recognized dividends distributed to owners amounting to $1,106 ($0.08 per share) and $1,382 ($0.1 per share) for the years ended December 31, 2018 and 2017, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	EQUITY (continued)

23(c)Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2018
	Remeasurement of defined benefit plans	Available-for-sale reserve	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Reclassification on adoption of IFRS 9	—	(1,717)	1,717	—	—
Exchange difference on translation of foreign operations	—	—	—	(4,388)	(4,388)
Re-measuring losses on defined benefit plans	(328)	—	—	—	(328)
Changes in faire value of financial assets at fair value through other comprehensive income	—	—	(335)	—	(335)
	(328)	(1,717)	1,382	(4,388)	(5,051)

	For the year ended December 31, 2017
	Remeasurement of defined benefit plans	Available-for-sale reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	15,882	15,882
Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	—	—	248	248
Re-measuring losses on defined benefit plans	(618)	—	—	(618)
Net loss on available-for-sale financial assets	—	(64)	—	(64)
	(618)	(64)	16,130	15,448

	For the year ended December 31, 2016
	Remeasurement of defined benefit plans	Available-for-sale reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(886)	(886)
Re-measuring gains on defined benefit plans	2	—	—	2
Net loss on available-for-sale financial assets	—	(82)	—	(82)
	2	(82)	(886)	(966)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS

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

24(a)Outstanding balance with related parties

The following table provided the total amount of outstanding balance at December 31, 2018 and 2017.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	—	88	45	1,019
PEWC, Singapore Branch	15	15	—	—
PEWC Singapore Co. (Pte) Ltd.	—	—	1,005	1,008
PEWC (HK)	5,989	7,420	399	2,394

The immediate holding company
Moon View	—	—	—	1,537

Associate
SPHC	181	180	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	5,876	5,651	—	—
Fujikura Limited	—	—	136	—

Others	—	—	50	22
Total	12,061	13,354	2,997	7,342

As of December 31, 2018 and 2017, the interest rates on the balance due to PEWC Singapore Co., (Pte) Ltd. range from 2.70% to 3.40% and 2.00% to 2.34%, respectively, and the payables are repayable upon demand. All balances with related parties are unsecured.

There is no interest on the balance due to immediate holding company since 2007.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(b)Transactions with related parties

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2018	2017	2016
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	521	18,170	8,596
	Sales	14	1,457	493
	Fabrication income received	412	208	—
	Management fee received	—	—	4
	Management fee paid	136	143	145
	Information technology service fee paid	115	114	118
PEWC, Singapore Branch	Management fee received	14	14	14
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	21	15	11
PEWC (HK)	Purchases	2,479	4,180	6,331
	Sales	23,498	24,437	25,546
	Service fee paid	231	—	—

The immediate holding company
Moon View	Income from discharge of liability*	1,537	—	—

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	6,814	6,203	3,058
	Construction of factory building expenses and acquisition of assets	—	—	285
Fujikura Limited	Purchases	750	1,115	1,064

Moon View discharged the Company’s liabilities towards Moon View due to the financial arrangement between related parties. The company wrote off the liabilities amounted to $1,537 from “due to related parties”, and recognized other income amounted to $1,537 for the year ended December 31, 2018.

24(c)Terms and condition of transactions with related parties

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

The Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2018, 2017 and 2016.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(c)Terms and condition of transactions with related parties (continued)

Pursuant to the composite services agreement with PEWC:

(i)

PEWC will sell copper rod to the Company, upon the Company’s request, (1) at a price consisting of the average spot price of copper on the LME for the one month prior to purchase plus an agreed upon premium, (2) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets as PEWC and (3) will give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

(ii)

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

(iii)

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

(iv)

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

(v)

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(d)Compensation of key management personnel of the Company

	For the years ended December, 31
	2018	2017	2016
	US$’000	US$’000	US$’000
Short-term employee benefits	3,814	3,900	3,344
Post-employment benefits	102	103	100
Termination benefits	47	43	103
Total compensation paid to key management personnel	3,963	4,046	3,547

The amounts disclosed in the table were recognized as expenses during the reporting periods.

25.	COMMITMENTS AND CONTINGENCIES

25(a)Operating lease commitments – the Company as lessee

The Company leases a piece of land and some buildings in Singapore under non-cancellable operating lease arrangements for terms from 1 to 30 years.

Future minimum rental payable under non-cancellable operating leases with initial terms of one year or more consisted of the following:

	As of December 31,
	2018	2017
	US$’000	US$’000
Within one year	616	1,174
After one year but not more than five years	1,279	859
More than five years	1,368	1,607
	3,263	3,640

25(b)Finance lease liabilities

Future minimum payments under finance leases with initial terms of one year or more consisted of the following as of December 31:

	2018		2017
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	US$’000	US$’000	US$’000	US$’000
Within one year	47	44	39	36
After one year but not more than five years	47	46	44	42
More than five years	—	—	—	—
Total minimum lease payments	94	90	83	78
Less: amount representing finance charges	(4)	—	(5)	—
Present value of minimum lease payment	90	90	78	78

The finance lease liabilities are secured by the leased motor vehicles. The average discount interest rate implicit in the lease is 5.18% and 5.11%, for 2018 and 2017, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	COMMITMENTS AND CONTINGENCIES (continued)

25(c)Purchase commitments

As of December 31, 2018 and 2017, the Company and its subsidiaries had commitments to purchase raw materials totaling $136 million to $176 million and $175 million to $277 million (22,450 to 28,940 metric tons and 24,005 to 37,930 metric tons), respectively, from third parties at the prices stipulated in the contracts.

25(d)Capital commitments

As of December 31, 2018 and 2017, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.6 million and $0.8 million, respectively.

25(e)Guarantees

As of December 31, 2018 and 2017, one of Charoong Thai’s subsidiaries had guarantee obligations of bank credit line of its operating subsidiary at approximately $2 million and $2 million, respectively.

As of December 31, 2018 and 2017, the Company provided a corporate guarantee not exceeding the sum of $24.3 million and $31.2 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2018 and 2017, there were outstanding bank guarantees of $36.9 million and $35.2 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

25(f)Service commitments

As of December 31, 2018 and 2017, the Company and its subsidiaries had commitments in respect of repair and maintenance consulting services with related parties totaling $0.2 million and $0.1 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FAIR VALUE MEASUREMENT

Fair value information:
As of December 31, 2018	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(142)	—	(142)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,332	—	—	2,332
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	10,656	—	—	10,656
Office buildings	1,397	—	—	1,397

There have been no transfers between Level 1 and Level 2 during the year.

Fair value information:
As of December 31, 2017	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(139)	—	(139)	—
Available-for-sale financial assets (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,747	—	—	2,747
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	9,548	—	—	9,548
Office buildings	1,303	—	—	1,303

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES

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

27(a)Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise four types of risk: interest rate risk, equity price risk, foreign currency risk and commodity price risk. Financial instruments affected by market risk include loans and borrowings, financial instruments at fair value through profit or loss, and financial instruments at fair value through other comprehensive income.

The sensitivity analysis in the following sections relate to the position as of December 31, 2018 and 2017.

The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

(i)	Interest rate risk

The Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 40% of the Company’s financial liabilities bear floating interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2018 and 2017 to increase/decrease by $64 and $113, respectively.

(ii)	Equity price risk

The Company’s exposure to equity price risk arises from unquoted instrument held by the Company and classified in the balance sheet as non-current financial assets at fair value through other comprehensive income.

The fair value and the sensitivity analysis of the held equity instrument are disclosed in Note 11(d).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(a)Market risk (continued)

(iii)	Foreign currency risk

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

The balance of financial assets and liabilities denominated in a currency different from the Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2018	2017	2018	2017
United States dollar (USD)	21,529	15,610	25,733	47,662
Thai Baht (THB)	349	354	30	30
Singapore dollar (SGD)	170	39	62	58
Taiwan dollar (TWD)	5,227	5,927	4,872	1,705
Renminbi (RMB)	19	115,545	179	21,961
Hong Kong dollar (HKD)	20,005	31,578	43	42
Australian dollar (AUD)	66	766	—	—
Euro (EUR)	—	—	199	—
Japanese yen (JPY)	—	—	14,768	—

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against all other non-functional currencies, with all other variables held constant.

	Change rate	USD	THB	SGD	TWD	RMB	HKD	AUD	JPY	EUR
	5%	(210)	—	4	1	(1)	127	2	(7)	(11)
2018	-5%	210	—	(4)	(1)	1	(127)	(2)	7	11

	5%	(1,603)	—	(1)	7	718	202	30	—	—
2017	-5%	1,603	—	1	(7)	(718)	(202)	(30)	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(iv)	Commodity price risk

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

Commodity price sensitivity

The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2018	+23%	6,461	N/A
Copper	-23%	(6,461)	N/A

2017	+44%	11,282	N/A
Copper	-44%	(11,282)	N/A

On average, copper composes around 85% and 80% of the product cost in 2018 and 2017, respectively. The above sensitivity analysis is based on the average fluctuation rate in the past five years and one month manufacturing lead time to estimate its impact on profit before tax.

27(b)Credit risk

Credit risk arises from cash and cash equivalents, bank deposits, foreign currency forward contracts, trade receivables, contract assets, other receivables excluding bank deposits, and amounts due from related parties. The Company’s exposure to credit risk arises from default of counterparty, with maximum exposure equal to the carrying amount of these financial instruments.

(i)	Risk management

The Company maintains cash and cash equivalents, as well as bank deposits with various financial institutions located in Singapore, Thailand, Australia, Hong Kong and the People’s Republic of China. The Company’s policy is designed to limit its exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy.

Foreign currency forward contracts are only used for economic hedging purposes and not as speculative investments. The counterparties on these forward contracts are banks with international operations and good credit quality.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(b)Credit risk (continued)

Concentrations of credit risk with respect to trade receivables and contract assets are limited due to the large number of entities comprising the Company’s customer base. The Company analysis the credit risk for each of the new clients before credit limits are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. The Company carefully assesses the financial strength of its customers and generally does not require any collateral. Compliances with credit limits are monitored, and exceptions beyond a certain threshold are discussed regularly. Customers’ credit terms are extend over time only when they establish good payment patterns with the Company. Other receivables excluding bank deposits mainly contain doubtful receivables from customers. The Company obtained collateral in respect of those material receivables, and performed the valuation of the collateral.

The Company enters into transactions with related parties in the ordinary course of its business. Refer to Note 24(c) for the Company’s general credit risk management practices.

(ii)	Definition of default

The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:

l	when there is a breach of financial covenants by the debtor; or
l

information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full (without taking into account any collateral held by the Company).

(iii)	Measurement and recognition of expected credit losses

The Company recognizes a loss allowance for expected credit losses on trade receivables and contract assets by using a provision matrix. Refer to Note 12(c) for the approach used to measure expected credit losses of trade receivables, Note 12(b) for the loss allowance recognized, and Note 12(a) for changes in the loss allowance on trade receivables. While contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

The Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the year ended December 31, 2018 was immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.

(iv)	Write off policy

Financial instruments are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Company, and a failure to make contractual payments for a period of greater than generally 90 days past due.

(v)	Concentrations of credit risk

As of December 31, 2018 and 2017, trade receivables from one customer represented 8.2% and 22.4% of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(c)Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and its subsidiaries and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $61 million in cash and cash equivalents, $182 million in unutilized amounts of bank loans, and the total financial liabilities is $49 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered to be minimal.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2018
Financial liabilities
Interest-bearing loans and borrowings	25,151	—	—	—	25,151
Trade and other payables	21,127	—	—	—	21,127
Due to related parties	2,997	—	—	—	2,997
Financial liabilities at fair value through profit or loss	142	—	—	—	142
Finance lease liability	47	36	11	—	94
	49,464	36	11	—	49,511

As of December 31, 2017
Financial liabilities
Interest-bearing loans and borrowings	41,461	—	—	—	41,461
Trade and other payables	28,850	—	—	—	28,850
Due to related parties	7,342	—	—	—	7,342
Financial liabilities at fair value through profit or loss	139	—	—	—	139
Finance lease liability	39	27	15	2	83
	77,831	27	15	2	77,875

27(d)Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(d)Capital management (continued)

In line with industry practices, the Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,
	2018	2017
	US$’000	US$’000
Interest bearing loans and borrowings	24,814	41,151
Trade and other payables	21,127	28,850
Less: cash and cash equivalents	(60,778)	(46,093)
Net debt	(14,837)	23,908
Total Equity	221,816	222,826
Capital and net debt	206,979	246,734
Gearing ratio	(7.2)%	9.7%

The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries and joint venture holdings. As a holding company, the Company’s ability to pay dividends, as well as to meet its other obligations, depends upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments.  The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

27(e)Collateral

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $9,084 at December 31, 2018 (2017: $8,633);
(ii)	Pledge of other receivables of $7,525 at December 31, 2018 (2017: $7,528) ;
(iii)	Corporate guarantee issued by the Company and a subsidiary of the Company.
(iv)	A trading facility was secured by all the assets and uncalled capital with total carrying amount of $27,731 of a subsidiary as of December 31, 2018 (2017: $ 32,715).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2018 and 2017 were 3.68% and 2.85% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	CASH FLOW INFORMATION

28(a)Financing activities with no cash flow effects

	For the year end December 31,
	2018	2017
	US$’000	US$’000
Obtaining or losing controling interests of subsidiaries from:
Conversion of debt to equity	—	167
Conversion of preference shares to ordinary shares	—	(399)
Net decrease in additional paid-in capital	—	(232)

28(b)Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Financial lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2017	28,225	83	28,308
Cash inflows/(outflows)	10,408	(41)	10,367
Foreign exchange adjustments	2,518	6	2,524
Acquisition of PP&E by means of a lease	—	30	30
Balance at December 31, 2017	41,151	78	41,229
Cash outflows	(16,220)	(46)	(16,266)
Foreign exchange adjustments	(117)	(8)	(125)
Acquisition of PP&E by means of a lease	—	61	61
Other changes	—	5	5
Balance at December 31, 2018	24,814	90	24,904

29.	SUBSEQUENT EVENT

CTW dividend payments

On March 14, 2019, the Board of Directors of Charoong Thai approved the dividend payments to its shareholders in $5.7 million (Baht 179.1 million, at the rate of Baht 0.45 per share), which will be paid on May 15, 2019. The amount of $ 2.8 million will be paid to non-controlling interest. This dividend distribution will be proposed to the 2019 Annual General Meeting of Shareholders of Charoong Thai for further approval.

Other than the above events, the Company is not aware of any matter or circumstance not otherwise dealt with in the report that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

30.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on April 25, 2019.