Form 20-F
period 2019-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2020-04-29
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

15/Fl. B, No. 77, Sec. 2

Dunhua South Road

Taipei, 106, Taiwan

Republic of China

(Address of principal executive offices)

Ivan Hsia

15/Fl. B, No. 77, Sec. 2

Dunhua South Road

Taipei, 106, Taiwan

Republic of China

Tel: +886-2-27122558

Email: ivan.hsia@apwcc.com

(Name, telephone, e-mail and/or facsmile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, par value 0.01 per share	APWC	NASDAQ Global Market

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

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒ Yes      ☐ No

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,  or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated Filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the safe harbor provisions of the U,.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe”, “may”, “should”, “likely”, “seeks” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

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

CERTAIN DEFINITIONS AND CONVENTIONS

Unless otherwise specified, all references in this Annual Report to “Thailand” are to the Kingdom of Thailand, all references to “Singapore” are to The Republic of Singapore, all references to “Taiwan” are to Taiwan, The Republic of China, all references to “China” or to the “PRC” are to The People’s Republic of China (for the purpose of this Annual Report, excluding Hong Kong and Macau), all references to “Australia” are to the Commonwealth of Australia and all references to the “United States” or “U.S.” are to the United States of America.

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

Unless otherwise specified, all references in this Annual Report to “$,” “U.S. dollars”, “USD” or “US$” are to United States dollars, the legal tender currency of the United States; all references to “Bt,” “Thai Baht” or “Baht” are to Baht, the legal tender currency of Thailand; all references to “Sing$” or “S$” are to Singapore dollars, the legal tender currency of Singapore; all references to “A$” or “AU$” are to Australian dollars, the legal tender currency of Australia; and all references to “RMB” are to Chinese Renminbi, the legal tender currency of China.

Part I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3:	Key Information
A.	Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5: Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto referenced in “Item 18: Financial Statements.”

	For the Year Ended December 31,
	2019 (3)	2018 (2)	2017	2016	2015
	(in US$ thousands)
Income Statement Data:
Revenue	$338,160	$425,940	$425,215	$384,565	$389,632
Costs of sales	(313,373)	(389,692)	(385,527)	(352,957)	(366,143)
Gross profit	24,787	36,248	39,688	31,608	23,489
Other operating income	385	805	5,084	5,441	1,140
Selling, general & administrative expenses	(25,051)	(26,924)	(27,248)	(26,325)	(27,007)
Other operating expenses	(770)	(1,445)	(909)	(3,386)	(332)
Operating profit/(loss)	(649)	8,684	16,615	7,338	(2,710)
Finance costs	(1,012)	(1,378)	(1,221)	(1,147)	(1,547)
Finance income	506	482	876	1,045	697
Share of loss of associates	(3)	(3)	(3)	(710)	(801)
Impairment of investment in associates	—	—	—	(126)	—
Loss on liquidation of a subsidiary	—	—	(261)	—	—
Exchange gain/(loss)	1,550	1,741	2,784	(38)	(4,223)
Other income	717	1,817	214	267	119
Other expense	(3)	(11)	(336)	(94)	(180)
Profit/(loss) before taxes	1,106	11,332	18,668	6,535	(8,645)
Income taxes expense	(2,057)	(3,886)	(5,140)	(510)	(466)
Profit/(loss) for the year	$(951)	$7,446	$13,528	$6,025	$(9,111)
Attributable to:
Equity holders of the parent	$(1,632)	$2,928	$8,720	$2,853	$(7,694)
Non-controlling interests	$681	$4,518	$4,808	$3,172	$(1,417)
Earnings per share (1)
Basic and diluted (loss)/profit for the year attributable to equity holders of the parent	$(0.12)	$0.21	$0.63	$0.21	$(0.56)

	As of December 31,
	2019 (3)	2018 (2)	2017	2016	2015
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$53,673	$60,778	$46,093	$48,231	$51,303
Working capital	185,855	182,410	181,752	157,012	144,306
Total assets	298,911	305,798	334,843	293,596	305,256
Total debts	11,356	24,814	42,688	29,762	39,238
Net assets	228,435	221,816	222,826	197,175	193,275
Capital stock	138	138	138	138	138
Total APWC shareholders’ equity	153,854	150,028	153,328	135,950	134,309
(1)

The calculation of the earnings per share is based on 13,819,669 basic and diluted weighted Common Shares issued and outstanding for each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015.

(2)	Includes the impact of the application of IFRS 9 and IFRS 15, as explained n Note 4.1(b) of our consolidated financial statement presented herewith.
(3)	Includes the impact of the application of IFRS 16, as explained in Note 4.1(a) of our consolidated financial statements presented herewith.

Exchange Rate Information

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2019. The respective Noon Buying Rates on December 31, 2019 were US$ 1.00 = Bt 29.75; S$ 1.345; RMB 6.962; and A$ 1.423. The respective Noon Buying Rates on March 31, 2020, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 32.70; S$ 1.422; RMB 7.081 and A$ 1.629. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)
2015	36.08	34.39	36.48	32.32
2016	35.81	35.22	36.33	34.54
2017	32.56	33.75	35.89	32.49
2018	32.31	32.27	33.44	31.11
2019	29.75	30.89	32.26	29.75

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2019	30.61	30.16
November 2019	30.43	30.17
December 2019	30.36	29.75
January 2020	31.19	30.15
February 2020	31.83	30.97
March 2020	32.86	31.34

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(S$ per $1.00)
2015	1.417	1.378	1.434	1.317
2016	1.447	1.382	1.452	1.337
2017	1.336	1.373	1.450	1.336
2018	1.362	1.350	1.384	1.304
2019	1.345	1.363	1.391	1.345
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2019	1.385	1.361
November 2019	1.367	1.357
December 2019	1.366	1.345
January 2020	1.365	1.346
February 2020	1.401	1.369
March 2020	1.461	1.379

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)
2015	6.478	6.287	6.490	6.187
2016	6.943	6.655	6.958	6.448
2017	6.506	6.735	6.958	6.477
2018	6.876	6.629	6.974	6.265
2019	6.962	6.901	7.179	6.682
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2019	7.147	7.038
November 2019	7.039	6.977
December 2019	7.061	6.962
January 2020	6.975	6.859
February 2020	7.029	6.965
March 2020	7.110	6.924

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)
2015	1.372	1.342	1.446	1.218
2016	1.383	1.346	1.459	1.279
2017	1.280	1.301	1.383	1.239
2018	1.419	1.344	1.425	1.234
2019	1.423	1.438	1.493	1.373
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2019	1.493	1.452
November 2019	1.479	1.446
December 2019	1.468	1.423
January 2020	1.493	1.432
February 2020	1.540	1.482
March 2020	1.738	1.503

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	Risk Factors

You should carefully consider the following risks in connection with any investment in the Company, including any investment in our Common Shares. If any one of these risks or uncertainties occurs, our business, financial condition and results of operations could be materially and adversely affected. The risks and uncertainties described in this Annual Report on Form 20-F are not the only ones facing us. Additional risks and uncertainties that currently are not known to us or that we currently believe are not material also may adversely affect our business, financial condition and results of operations.

Risks Related to the Common Shares and the Company

Our Common Shares may be delisted from Nasdaq, which could affect their market price and liquidity.  If our Common Shares are delisted, investors may have difficulty disposing of their shares.

On November 21, 2019, the Company received written notification (the "Market Value Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it was not in compliance with the $5 million minimum market value of publicly held shares requirement set forth in the Nasdaq rules for listing on the Nasdaq Global Market tier. In accordance with the Nasdaq Listing Rules, the Company was provided 180 calendar days, or until May 19, 2020 (the "Compliance Period"), to regain compliance. On April 16, 2020, Nasdaq announced  that, as of April 16, 2020, Nasdaq was tolling the compliance periods for bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) for all listed companies through June 30, 2020.    As a result, companies presently in compliance periods for any Price-based Requirements will remain at that same stage of the process through June 30, 2020, and, commencing on July 1, 2020, companies will receive the balance of any pending compliance period in effect at the start of the tolling period to regain compliance.

Accordingly, since the Company had 33 calendar days remaining in its MVPHS compliance period as of April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 33 calendar days from July 1, 2020, or until August 3, 2020, to regain compliance Nasdaq has informed us that the Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by evidencing compliance with the Price-based Requirements for a minimum of 10 consecutive trading days. For the Company to regain compliance, the market value of our publicly held shares has to equal or exceed $5 million for a minimum of 10 consecutive business days. On April 22, 2020, the minimum market value of our publicly held Common Shares was $3,592,234. If the Company does not regain compliance by August 3, 2020, Nasdaq has informed us that Nasdaq will delist the Company's Common Shares from Nasdaq unless the Company requests a hearing before the

Nasdaq Hearings Panel or unless the Company transfers its listing of the Common Shares to the Capital Market tier, which transfer would require that the Company then meet the criteria for transfer to the Capital Market tier.  Amongst the requirements for continued listing on the Capital Market tier is that the minimum market value of publicly held Common Shares of the Company equal or exceed $1 million and that the minimum closing bid price of the Common Shares equal or exceed $1 per share. On April 22, 2020, the closing bid price for our Common Shares was $1.01.

In addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities met all enumerated criteria for continued listing on Nasdaq. We cannot assure you that Nasdaq will not exercise such discretionary authority.

In addition, in accordance with the provisions of the Exchange Control Act 1972, as amended, and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the “BMA”) is required for all issuances and transfers of shares (which includes our Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include our Common Shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed herein.  Consequently, if our Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.

There can be no assurance that our Common Shares will remain listed on Nasdaq on any tier. Any delisting of our Common Shares could materially adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares. If our Common Shares are delisted, we expect our Common Shares would be quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including the need to receive permission from the BMA to transfer our Common Shares, limited availability of market quotations for our Common Shares and reduced liquidity for the trading of our Common Shares. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We are a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934 (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.  Accordingly, there is less publicly available information concerning the Company than there would be if we were a U.S. public company.

Future sales of our Securities may cause the prevailing market price of our Common Shares to decrease

There may be future sales or other dilution of our equity, which could materially adversely affect the market price of our Common Shares.  The Company may, from time to time, issue equity securities, including Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of our Common Shares could decline as a result of issuances of any such equity securities or any such securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares, or as a result of the perception that such issuances could occur.

The Market for Our Common Shares May Not Be Liquid

Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties.  Approximately 75.417% of our issued and outstanding Common Shares are directly or beneficially owned by Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, which Common Shares are subject to restrictions on trading.  In addition, although our Common Shares currently remain traded on the Nasdaq Global Market tier, the trading and demand for our Common Shares has been limited. As a consequence, shareholders may find that the value of their Common Shares and/or their ability to sell their Common Shares quickly or in substantial amounts may be materially adversely affected by the limited public trading market. Thinly-traded securities equity can be more volatile than equity securities for which there is significant trading volume. The high and low daily closing prices for our Common Shares during the past 24 months (April 11, 2018 – April 09,2020) were $2.77 and $0.89, respectively. In the future, our Common Shares may experience significant price fluctuations which could materially adversely affect that the value of your ownership interest in the Company.

We May Not Be Able to Resume Paying a Dividend and Any Dividends Paid in the Future Could be Reduced or Eliminated

We did not pay a dividend in 2019. We may not be able, or may choose not to reinstate our dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year or pay any specific amount of dividends. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law. The reduction, suspension or elimination of dividends may negatively affect the market price of our Common Shares. Furthermore, since we are a holding company, nearly all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are dependent upon distributions from our subsidiaries.

Control of the Company Rests with Majority Shareholder; Controlled Company and Foreign Private Issuer Exemptions; Risks Related to PEWC

Our Common Shares currently remain traded on Nasdaq. However, as the Company has a more than fifty percent (50%) shareholder, the Company relies upon a “controlled company exemption” to the requirement that a company have a board of directors comprised of a majority of independent directors in order to be listed on Nasdaq. At present, a majority of the board of directors of the Company is affiliated with PEWC.  The Company also relies on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). The independent directors of the Company meet periodically in executive session in their capacity as members of the Audit Committee of the Board of Directors of the Company  (“Board of Directors”) without other directors present, but on occasion meet with the independent auditors of the Company present in such executive session, and on occasion meet with members of management present in order to understand more fully management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.

As our majority shareholder, PEWC has sufficient votes to control the outcome of any matter presented for a shareholder vote, including the election of each member of the Board of Directors of the Company. PEWC may vote its shares in the Company in the manner that it sees fit. In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in the Company without regard to the best interests of the other shareholders of the Company except to the extent that it is prohibited from engaging in conduct oppressive to non-controlling interests under applicable law.  The interests of PEWC may conflict with our interests or the interests of our other shareholders.  As a result, PEWC may take actions with respect to us or our business that may not be in our or our other shareholders’ best interest.

Due to executive malfeasance at PEWC that was uncovered in 2003, PEWC was delisted from the Taipei Stock Exchange and remains subject to ongoing regulatory review by Taiwan securities regulators as a public company in Taiwan.  Financial or corporate governance issues at PEWC may affect PEWC’s attention to and actions with respect to APWC, including with respect to its performance of its obligations under, or increase uncertainty regarding its ability to perform its obligations under, the Composite Services Agreement between PEWC and the Company. (See “PEWC may not perform its obligations under the Composite Services Agreement” below and see Item 10.3 – “Material Contracts” – for a description of the Composite Services Agreement.).

Potential Conflict of Certain Officers and Directors

We have three independent directors. The other six members of the Board of Directors are also directors or officers of, or otherwise affiliated with, PEWC, our majority shareholder.  Certain of our officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of our officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which we and PEWC or one of its affiliates have competing interests, and in the performance by us and PEWC of our respective obligations under existing agreements, including the Composite Services Agreement. In addition, some of these persons devote time to the business and affairs of PEWC and its affiliates, which could reduce the amount of time available for overseeing or managing our business and affairs.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, financial conditions, and results of operations and the market price of our Common Shares.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to prevent fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure in our internal control over financial reporting could result in a decline of investor confidence in the reliability of our financial statements, which could materially adversely affect the market price of our Common Shares.

Our auditor’ China affiliate, like other independent registered public accounting firm operating in China, are not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as auditor of companies that are traded publicly in the United States and firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s China affiliate is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the

United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firm that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our Common Shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditor in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s China affiliate’s audit procedures or quality control procedures as compared to auditor outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our Common Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Holding Company Structure; Potential Restrictions on the Payment of Dividends

We are a holding company with no direct business operations other than our ownership of the capital stock of our subsidiaries and equity investees. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a holding company, our ability to pay dividends and meet our other obligations depends upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.  Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of our subsidiaries and by reason of the current cash requirements of our operating subsidiaries.

Corporate Matters; Limited Recourse; Limited Enforceability

We are incorporated in and organized pursuant to the laws of Bermuda. In addition, all of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize judgements against them in courts of the United States predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against the Company’s assets or the assets of its officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts. Additionally, there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board of Directors or controlling shareholders than they would if the Company were organized under the laws of the United States or one of the states therein, or if the Company had material assets located within the United States, or some of the directors and officers resided within the United States.

If we lose control of Charoong Thai, Charoong Thai’s financial results would not be consolidated with ours.

As of December 31, 2019, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”). While the Company holds preemptive rights that would permit it to maintain majority ownership of CTW, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company decided not to, or was not in a position to, fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for consolidated treatment, and the Company may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of the Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, the Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which could materially adversely affect the Company and the value of the Common Shares.

Risks Relating to Our Business

COVID-19 Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations

The recent outbreak in China of the Coronavirus Disease 2019 (“COVID-19”), which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the globe and is impacting worldwide economic activity and financial markets.  Our manufacturing and production have been affected by the outbreak of COVID-19. COVID-19 has disrupted our operations and the operations of our suppliers, customers, and other business partners and may continue to do so for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns. A slowdown in economic activity as a result of COVID-19 can be expected to result in a reduction in demand for our products. The outbreak of COVID-19 has also resulted in a decline in the price of copper, which has had the effect of reducing the market value of our inventory of copper.

Due to the measures instituted in China in response to COVID-19, our China production facilities have been  operating below normal production levels and our production levels have not yet fully recovered to normal levels. We do not know when our production levels will recover to normal levels.

In addition, the Singapore Government has ordered most businesses to close from April 7, 2020 until June 1, 2020.  We have been permitted to continue to operate during this period with reduced on site staff. Since April 7, 2020, approximately half of the employees of our Singapore operation have been working from home while the remaining employees have continued to work on site. We do not know if the Singapore Government will extend (or otherwise alter the terms of) its order requiring most business to close or whether our employees who continue to work on site will continue to be permitted to do so.

In order to protect the employees from COVID-19, the Company had enforced everyone to check the body temperature twice a day, and the employees of Singapore subsidiary took turns to work from home.

This is a rapidly evolving situation and the impact of COVID-19 on the global economy and our business is uncertain at this time. While it is not possible at this time to estimate the impact that COVID-19 could have on worldwide economic activity and our business, the continued spread of COVID-19 and the measures taken by governments, businesses and other organizations in response to COVID-19 are expected to reduce our revenues and could have a material adverse impact our business, financial condition and results of operations.

PEWC May not Perform Its Obligations under the Composite Services Agreement

We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region.  We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the “Composite Services Agreement”), which contains provisions that define our relationship and the conduct of our respective businesses. The Composite Services Agreement is renewable at our option and is currently in force. Under the Composite Services Agreement, PEWC supplies copper and provides research and development for our products. However, we are unable to ensure that PEWC will not in the future seek to limit, or be unable to perform in whole or in part, the business it conducts with the Company pursuant to the terms of the Composite Services Agreement.  Any such limitation or inability to perform the Composite Services Agreement on PEWC’s part could have a material adverse effect on our business, financial condition and results of operations. (See Item 10.3 - Material Contracts – for a description of the Composite Services Agreement.)

Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority of the cost of sales. Our prevailing practice is to purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including global economic and political conditions, supply and demand, inventory levels maintained by suppliers, actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect the Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices and customers continue to place orders. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require the Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility, and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. In addition, an excessive increase in the price of copper could result in fewer orders from customers and negatively impact the Company. Accordingly, significant volatility in copper prices could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.

As of December 31, 2019, the Company had a total of $287.0 million in credit available to itself, or one or more of its operating subsidiaries. Out of total available credit, $207.9 million was unused and available for borrowing. The weighted average borrowing rate, for all the outstanding loans combined, was 3.72% for 2019. If our business units do not generate sufficient cash flows from operations, we may be unable to make required payments on our debt. Any such failure to make any such payment could have a material adverse effect on our liquidity, business, financial condition and results of operations.

In addition our debt agreements contain restrictive covenants and default provisions. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, any global economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot assure you that we will be able to remain in compliance with our financial covenants, which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under any agreement by us or our subsidiaries may trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement timely governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, business, financial condition and results of operations.

We Face Uncertainties Relating to the Phasing Out of LIBOR

In July 2017, the U.K. Financial Conduct Authority, which regulates the London interbank offered rate (LIBOR), announced that it intends to phase out LIBOR by the end of 2021. Discontinuation of LIBOR and uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the amounts of interest we pay under our debt arrangements and materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Customer Base and Our Geographic Markets

Our sales of products are made primarily to customers that use our products as components in their own products or in construction or infrastructure projects in which they participate. The volume of our sales is significantly correlated with overall economic conditions in the markets in which we operate, including how much our customers invest in their own product manufacturing or project development. Increases or decreases in economic activity and investment in the markets where we operate generally will result in higher or lower sales volume and higher or lower net income for the Company. Any such decrease could have a material adverse effect on our business, financial condition and results of operations.

Business Disruptions Could Affect Our Operating Results

Operations and other business conducted at our plants and other facilities are at risk to uncontrollable natural and climatic events (often referred to as force majeure events).  We cannot predict with any certainty whether we will be affected by a force majeure event in the future. Flooding, earthquakes, weather event, fire or other catastrophic events that results in the destruction or disruption of any of our facilities, or our suppliers’ or customers’ facilities, could severely affect our ability to conduct normal business operations and, as a result, our business, financial condition and results of operations could be materially adversely affected.

Our Insurance Coverage Does Not Cover All of Our Business Risks

Our global operations are subject to many risks including errors and omissions, infrastructure disruptions, including large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or natural disasters. The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. In addition, the Company does not have business liability or disruption insurance for its operations in China and the Company does not have coverage for flood damage or business interruption for its operations in Thailand. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance.  No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies.  Accordingly, we may be subject to an uninsured or under-insured loss in such situations.  Any failure to maintain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

If we were to lose control of Charoong Thai, our business, financial condition and results of operations could be materially adversely affected

As of December 31, 2019, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”).  All of the Company’s operations in Thailand are conducted through Charoong Thai and its subsidiaries and accounted  for approximately 50.98% of our total net sales in 2019. While the Company holds preemptive rights that would permit it to maintain majority ownership of CTW, there may be circumstances under which the Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and the Company decided not to, or was not in a position to, fund or finance its participation in the offering, the ownership interest of the Company in Charoong Thai could fall below a level necessary for the Company to control Charoong Thai. If the Company were to lose control of Charoon Thai, such loss of control could materially adversely affect the Company’s business, financial condition and results of operations.

Risks Relating to Thailand

A substantial portion of our Thai operations, whose sales accounted for approximately 50.98% of our net sales in 2019, consists of the manufacture of telecommunications and power cables and sales of those products for use in large-scale telecommunications projects and various construction projects in Thailand.  As a result, the performance of the Company’s Thai operations are affected by the political situation in Thailand and the general state of the Thai economy. The volume of sales of our products tends to correlate with the general level of economic activity in Thailand. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product and the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. In addition, the Baht has been volatile and subject to significant fluctuations in relation to the U.S. dollar, which fluctuations can materially adversely affect us. Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets. Political tensions remain high in Thailand and political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can materially adversely impact the volume of sales to (and payment by) our customers who are engaged in large infrastructure projects and, consequently, also materially adversely affect our business, financial condition and results of operations.

Economic Reform Measures in the PRC May Materially Adversely Affect the Company’s Operations or Financial Condition

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

Any Decrease in Real Estate Development and Construction Activities in China May Materially Adversely Affect the Company’s Business, Operations or Financial Condition

Our wire and cable products manufactured and sold in China are used in the commercial and residential real estate industry and in infrastructure development. Therefore, the demand for our wire and cable products is affected by the pace of modernization and the growth of the real estate industry in China, which could in turn be affected by a number of factors, such as the level of governmental investment in infrastructure development, the strength of the commercial and residential real estate markets, the level of disposable income, consumer confidence, unemployment rate, interest rates, credit availability and volatility in the stock markets.

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

Any decrease in commercial and residential real estate development and construction activities would adversely affect demand for our manufactured products and could materially adversely affect the Company’s business, results of operations and financial condition.

The PRC Legal System May Limit the Company’s Remedies

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC central government has promulgated a large volume of laws and regulations governing economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, since reforms were first introduced in 1979, the PRC’s legislation and regulations have enhanced the protections provided to various forms of foreign investment in China. However, China has not developed a fully integrated legal system. Recently enacted laws and regulations may not sufficiently cover all aspects of economic activities since they are relatively new, there is a limited volume of published decisions which are nonbinding and the interpretation and enforcement of these laws and regulations is not always uniform, which may limit the remedies available to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention. As the PRC legal system continues to evolve, we cannot predict future developments in the PRC legal system, including promulgation of new laws, changes to existing laws or the interpretation and enforcement thereof that may be detrimental to the Company and have a material adverse effect on its business, financial condition and results of operations.

Uncertainties Exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may affect the Company’s Corporate Governance

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Foreign Investment Law and the Implementation Regulations establish the basic framework for the access, promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations requires that foreign-invested enterprises established before the Foreign Investment Law became effective have 5 years to complete the necessary adjustments to their organization form, governance structure and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make.  The local branch of the State Administration for Market Regulation of the PRC (the “SAMR”) may, at its discretion, require our PRC subsidiaries to make necessary adjustments to their articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law.

In addition, the Foreign Investment Law and the Implementation Regulations impose information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

The Foreign Investment Law does not address intercompany loans or the registration of profits of foreign-invested enterprises. It is not known whether these matters will be addressed by additional laws or regulations promulgated pursuant to the Foreign Investment Law. The Foreign Investment Law and the Implementation Regulations could be interpreted and implemented in a manner that could have a material adverse effect on the Company’s business, financial condition and results of operations.

PRC Regulations of Loans to and Direct Investment in PRC Entities by Offshore Holding Companies may delay or prevent us from making Loans or additional Capital Contributions to our PRC Subsidiaries, which could materially adversely affect our ability to fund and expand our business

We conduct substantial business operations in China. We may make loans or capital contributions to our PRC subsidiaries. Loans or capital contributions by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, may be subject to PRC regulations and/or foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities generally cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange (the “SAFE”) through the online filing system of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested enterprise is the greater of (i) the difference between the amount of total investment and the amount of registered capital of such foreign-invested enterprise and (ii) 2.5 times the amount of such foreign-invested enterprise’s net assets. We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the SAMR and submit a report on the capital contribution via the online enterprise registration system to the PRC Ministry of Commerce.

According to the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign Invested Enterprises promulgated on March 30, 2015 and the Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated on June 9, 2016, the RMB capital converted from foreign exchange capital, foreign debt funds, and proceeds remitted from foreign listings of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond the business scope of such foreign-invested enterprise.  On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28.  Among other things, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including the SAFE circulars referred to above, we cannot assure that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by APWC to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially adversely affect the Company’s business, financial condition and results of operations.

Political or Social Instability, Health Epidemics and Environmental Issues in the PRC May Materially Adversely Affect the Company’s Operations or Financial Condition

Political or social instability in China could also materially adversely affect our business operations or financial condition. Our corporate headquarters are located in Taipei, Taiwan. Any escalation in political tensions between the PRC and the government of Taiwan could materially adversely impact our ability to manage our operations in the PRC efficiently or without third party interference. The PRC government has long advocated a one-China policy with regard to the Republic of China. Any overtly aggressive actions by the PRC towards Taiwan could have a materially destabilizing impact on Taiwan generally, and on our business in particular. In addition, adverse public health epidemics or pandemics in China could not only interfere with our ability to operate our PRC subsidiaries, but could also affect the country’s overall economic growth, which could in turn affect the sales of our products in China. Growing environmental awareness and concern over the deterioration of the quality of the environment in China, including air and water quality, could dampen domestic industrial growth and reduce foreign investor interest in PRC investment.

PRC State-Owned Enterprises (“SOEs”) May Have Competitive Advantages that We May Not Be Able to Overcome

Much of the PRC's manufacturing output is still conducted through SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. As a consequence, it can become untenable for private enterprises in competition with SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. APWC’s ’s business, financial condition and results of operations may be materially adversely affected in the event it must compete with such SOEs.

Inflation in the PRC May Materially Adversely Affect the Company’s Business, Results of Operations and Financial Condition

The rapid growth of the PRC economy has historically resulted in high levels of inflation. If inflation is significant, our costs would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

PRC Power Shortages May Materially Adversely Affect Our Operations or Financial Condition

We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date, particularly in Shenzhen where numerous clusters of factories are situated. We are sometimes given advance notice of power shortages, but often power shortages or outages occur unexpectedly for various periods of time. We currently have a backup power system at certain of our production facilities in China. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice thereof. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, could have a material adverse impact on our business, financial condition and results of operations.

Dividends Payable by Our PRC Subsidiaries to Their Respective Offshore Investors Are Subject to PRC Withholding Taxes

Under Chinese tax law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. Bermuda, where APWC, the ultimate owner of our PRC subsidiaries and investments, is incorporated, does not have such a tax treaty with China. Hong Kong, where Crown Century Holdings Limited (“CCH HK”), the sole shareholder in Pacific Electric Wire and Cable (Shenzhen) (“PEWSC”), is incorporated, has a tax arrangement with China that currently provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise owns at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, if CCH HK is not considered to be the beneficial owner of the dividends paid to it by PEWSC under the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties promulgated on February 3, 2018, such dividends would be subject to withholding tax at a rate of 10%. Consequently, if our PRC subsidiaries declare a dividend or distribution and distribute profits earned after January 1, 2008 to their respective offshore investors, such payments will be subject to withholding tax.

Labor Law Legislation in the PRC May Materially Adversely Affect the Company’s Operations or Financial Condition

The PRC Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of labor unions. Considered one of the strictest labor laws in the world, this law requires, among other things, an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for ten years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, the Company determined to downsize its workforce in the event of an economic downturn. Under the Labor Contract Law, downsizing by 10% or more (or more than 20 persons) may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Any of the Company’s staff employed to work exclusively within the PRC are covered by the Labor Contract Law and thus, the Company’s ability to adjust the size of its operations when necessary in periods of recession or less severe economic downturns is limited. Accordingly, if the Company faces future periods of decline in business activity, the Labor Contract Law can be expected to exacerbate the adverse effect of the economic environment on the Company’s business, results of operations and financial condition. Additionally, the Labor Contract Law has affected the labor costs of our customers, which could adversely affect such customers’ business and result in a corresponding decrease in their purchase of our products.  Any of the foregoing could have a material adverse impact on the Company’s business, financial condition and results of operations.

In addition, under the PRC Social Insurance Law and the Regulation on the Administration of Housing Accumulation Funds, an employer is required to pay various statutory employee benefits, including social insurance (namely pension insurance, work-related injury insurance, medical insurance, unemployment insurance, and maternity insurance) and housing funds to relevant government authorities for the benefit of its employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to late payment fees, fines and/or other penalties, and our business, financial condition and results of operations could be materially adversely affected.

Risks Relating to Our Exposure to Foreign Exchange Fluctuations

Although our reporting currency is the U.S. dollar, the functional currency of our Thailand region, which accounted for 50.98% of sales in 2019, is the Thai Baht. The functional currencies of our ROW region, which accounted for 26.38% of sales in 2019, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 22.64% of sales in 2019, are divided into two groups: (i) Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), equity investee with 25% equity owned by APWC, (accounting under equity method), Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), and PEWSC, whose functional currency is the Renminbi, and (ii) CCH HK, whose functional currency is the U.S. dollar. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.

Fluctuations in foreign exchange rates affect our results of operations. Our principal operations and properties are located in the three regions that constitute our business segments, namely the North Asia, Thailand and Rest of the World (“ROW”) regions. A substantial portion of our aggregate revenues is denominated in the following currencies: Renminbi, Baht, Australian dollars and Singapore dollars. Significant proportions of raw materials are in U.S. dollars, and consequently are directly affected by foreign currencies and exchange rates. Ongoing equipment upgrade and maintenance programs are also significantly impacted by foreign exchange rates. Any devaluation of the Baht, the Australian dollar, the Singapore dollar or the Renminbi against the U.S. dollar would increase the effective cost of foreign manufacturing equipment and the amount of our foreign currency denominated expenses and liabilities. This would have an adverse impact on our operations. An increase in U.S dollar borrowing costs and any increase in the strength of the US$ in foreign exchange markets (which could also increase borrowing rates) could materially adversely affect our business in the markets where we have operating plants (Thailand, China, Singapore and Australia). Our financial statements for our operating subsidiaries in those markets are reported and denominated in local currencies (referred to as our “functional currencies”) and, when translated into U.S. dollars (our reporting currency), these operating subsidiaries suffer a decrease in reported revenue and operating profits by reason of increased U.S. dollar borrowing costs or an increase in the value of the US$ as against one or more of our functional currencies. Moreover, our purchases of materials are based on U.S. dollar quotations, which mean that our operating subsidiaries have to pay more in local currency in order to meet their trade payable obligations in the case of such an increase in the value of the U.S. dollar.  Consequently, adverse movements in exchange rates could have a material adverse effect on our business, financial condition and results of operations.

In addition to our operating revenues being generated in local currencies, a portion of our investment properties and financial instruments are also denominated in currencies other than the U.S. dollar. Accordingly, our investment results will be subject to possible currency rate fluctuations as well as the volatility of overseas capital markets. Our results of operations may be materially impacted by those fluctuations and volatility.

Competition

The wire and cable industry in the Asia Pacific region is highly competitive, and if we fail to successfully invest in and maintain product development, productivity improvements and customer service and support, sales of our products could be materially adversely affected. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do. We and other wire and cable producers compete primarily on the basis of product quality and performance, reliability of supply, customer service, and price. To the extent that one or more of our competitors are more successful with respect to the primary competitive factors, our business could be materially adversely affected. In addition, the Company’s business could be materially adversely impacted if low margin wire and cable manufacturers in China enter into the markets where we operate. Certain of our products are made to common specifications and may be interchangeable with the products of certain of our competitors. Since customers could potentially substitute our products with those of our competitors, customer loyalty is an important pillar of our business’s competitive position.

In addition, in order to remain competitive in the industry, the Company must periodically make substantial investments in capital equipment to ensure that our production processes are and remain state-of-the-art. Capital expenditures are not always predictable, as they are often driven by customer requirements for enhanced products. We cannot guarantee we will have the available capital to make such capital expenditures when required, which could materially adversely affect our business, financial condition and results of operations.

International Trade Policies May Negatively Impact Our Business, Results of Operations and Financial Condition

Government policies on international trade and investment such as import quotas, tariffs, and capital controls, whether adopted by individual governments or addressed by regional trade blocs, can affect the demand for our products and services and those of our customers and impact the competitive position of our products or services or those of our customers. For example, the business of our customers in China may be adversely impacted by the continuing trade friction between the United States and China. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, and our suppliers, which in turn could materially adversely impact our business, financial condition and results of operations.

Alternative Transmission Technologies

Our telecommunications cable business is subject to competition from other transmission technologies, principally wireless-based technologies. Wireless telecommunications businesses have sometimes made substantial inroads in early emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. These technologies present significant competition in the markets in which we conduct or plan to conduct business and no assurance can be given that the future development and use of such alternative technologies will not materially adversely affect our business, financial condition and results of operations.

We Operate in Highly Concentrated Markets

Failure to properly execute customer projects in markets where a small number of customers are responsible for a large portion our sales could materially adversely impact our ability to obtain similar contracts from other customers in that market and may result in material financial penalties. In certain of our markets, sales of manufactured products are highly concentrated in large state-controlled entities or large private infrastructure developers. As those markets are often highly concentrated, the loss of individual customers in such markets could have a material adverse impact on our position in that market as a whole and could materially adversely affect our business, financial condition and results of operations.

Risks Associated With Required Productivity Increases

Our business strategy includes a focus on improving our financial results through increased efficiency and productivity. In the event we are not able to implement measures to increase efficiencies and productivity, we may be limited in achieving improved financial results or our financial results may worsen. Moreover, productivity increases are linked to capacity utilization rates. A drop in the utilization rate of our manufacturing capacity would adversely impact productivity and could have a material adverse effect on our business, financial condition and results of operations.

Employees’ Unions

Some of the operating subsidiaries of the Company have a large number of employees that are members of employees’ unions. Failure to successfully negotiate and/or renew collective agreements, strikes, or other labor disputes could result in a disruption of our operations. Any such labor dispute could lead to a disruption of our operations, hindering our ability to serve our customers, and could have a material adverse effect on the Company’s and could materially adversely affect our business, financial condition and results of operations.

Information Systems

The Company's subsidiaries each have their respective information systems to support the operation of such subsidiary. Some of the Company’s subsidiaries have implemented systems upon which they place great reliance for efficient operations. Most business operations, including sales, procurement, production, inventory and accounting, are processed by our internal information systems. While our operating subsidiaries vary in the degree of reliance that they place on their information systems, they all may be materially adversely affected by the failure or breakdown of their information system. A disruption of a subsidiary’s information system could materially adversely affect the Company’s business, financial condition and results of operations. Among other things, financial data may be corrupted and financial information may not be accurately reported or presented in a timely manner, which could impair the Company’s ability to timely file periodic or annual reports with the SEC or timely disseminate material information to shareholders.  A system failure could also result in a decrease in customer satisfaction because of a delay in the delivery of goods or order processing. Intellectual property, company reputation, and competitive advantages could also be harmed with an information system failure.

Increased reliance on information systems requires the implementation of IT security measures to protect networks, computers, programs and data from attack, damage or unauthorized access and ensure the confidentiality, availability and integrity of Company data. If the Company’s IT security measures are compromised or otherwise fail to protect systems, networks and data, or if an event of force majeure occurs and the Company’s disaster recovery plan does not operating effectively, the Company’s business may be disrupted and stand to lose assets, reputation and business, and potentially face regulatory fines and litigation as well as the cost of remediation, which could materially adversely impact the Company’s business, financial condition and results of operations.

Cyber Security Breaches Could Have A Material Adverse Effect on Our Business And Operations

Intense competition in the wire and cable sector renders APWC vulnerable to theft and copying of design specifications. While the Company relies upon its majority shareholder, PEWC, for much of its research and development, APWC’s products are designed precisely to meet customer specifications for the applications for which they are intended. Our cybersecurity systems are intended to protect not only our manufacturing and assembling methodologies, but also the proprietary data and operating systems of our customers and of third-party licensors who may make their intellectual property available for use by us or by our customers in the development of our customers’ end product.

Cybersecurity risks create potential for a material adverse impact on the Company’s business, financial condition and result of operations due to, but not limited to, losing intellectual property, implementing reactive measures, managing litigation or investigations, addressing reputational harm, or losing a competitive advantage. Mitigating these risks requires ongoing management oversight to ensure that sufficient controls and procedures are in place for appropriate persons to receive pertinent cybersecurity risk information to take appropriate action. The Company cannot offer any assurances that those controls and procedures will be sufficient to protect against cybersecurity risks.

APWC employs safeguards, both technological and contractual, in order to protect its proprietary interests and those of its customers and third-party licensors, including, without limitation, certain insurance  against theft and risk of loss, and in order to preserve the APWC’s reputation as a reliable manufacturer and distributor of finished goods for which good and clean title may pass. However, we cannot guarantee that such safeguards will protect the Company from all types of cybersecurity threats which could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Employees and Personnel

If we fail to retain our key employees and attract qualified personnel, our business may be harmed. The loss of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations. The loss of executive officers or key employees could impair customer relationships and result in the loss of vital industry knowledge, expertise, and experience. There is also a risk of losing key employees to our competitors, which could pose a possible risk of the theft of trade secrets, with competitors then gaining valuable information about our manufacturing process. The Company’s future success depends on its continued ability to attract and retain talented and qualified personnel.

Impairment Charges

In prior years, we have on occasion recognized impairment charges on certain property, plant and equipment due to lack of profitability. We recognized impairment charges of $546 thousand for 2019.

An impairment charge may be incurred for various reasons including, but not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our business or a material adverse change in any material relationships with our clients. If we recognize significant impairment charges, our results of operations may be materially adversely affected.

Environmental Liabilities

We are subject to certain environmental protection laws and regulations governing our operations and the use, handling, disposal and remediation of hazardous substances used by us. We could incur environmental liability from our manufacturing activities in the event of a release or discharge by us of a hazardous substance. Under certain environmental laws, we could be held responsible for the remediation of any hazardous substance contamination at our facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. There can be no assurance that the costs of complying with environmental, health and safety laws and requirements arising from our current operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, will not result in future liabilities incurred, or expenditures payable, by us that would materially adversely affect our business, financial condition and results of operations.

International Business Risks

We are subject to risks specific to our international business operations, including: the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as severe weather and climatic events; the outbreak of highly infectious or communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of the political unrest and turmoil in Thailand; risks related to the recent global economic turbulence and adverse economic developments in a number of Asian markets; risks associated with the possible interest rate increases, which could result in increases in the cost of borrowing and reduced liquidity for us and our customers; risks related to changes in governmental or private sector policies and priorities with respect to infrastructure investment and development; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

ITEM 4:	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Asia Pacific Wire & Cable Corporation Limited was formed on September 19, 1996 as a Bermuda exempted company limited by shares and incorporated under the Bermuda Companies Act 1981, as amended (the “Companies Act”). The address of the Company’s principal place of business is Room B, 15th Floor, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, and its telephone number is +(886) 2-2712-2558. Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, is the Company’s agent for service of process in the United States.

The Company is principally engaged in the manufacture and distribution of telecommunications (primarily copper, but also fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company also provides project engineering services to certain customers.

Shanghai Yayang, which had previously produced enameled wires, ceased production by end of October of 2019 and has been restructured as a trading company in Shanghai that supplies mainly transformer, motor and coil manufacturers in the eastern part of China, locally in the Shanghai market and to certain Taiwanese-based manufacturers.

Principal capital expenditures consisted purchases of property, plant and equipment totaling $5.4 million in 2019, $4.4 million in 2018 and $4.9 million in 2017, mostly for the purchase of production machinery and equipment for the CTW group in Thailand.

In 2017, Ningbo Pacific Cable Co., Ltd. (“Ningbo” or “NPC”), sold real estate and land use rights, which yielded $4.4 million in operating profit.

The Company is currently planning to launch the following CAPEX projects: to purchase new equipment to expand the production capacity in China and Thailand, to build new factory buildings in Thailand and to purchase a new warehouse in Australia.

The Company’s present plans include seeking to develop an alternative energy business in Taiwan by availing itself of new tax-driven development incentives provided by the Taiwan government for the expansion of “green” energy alternatives. This project remains at a development-stage and has not generated any revenues to date.

Please see Note 29 (Subsequent Events) to the consolidated financial statements referenced in Item 18 hereof for information on recent material events, which Note contains information regarding recent development in respect of the risk of the delisting of our Common Shares from Nasdaq and in respect of the material adverse effects of COVID-19 on the Company, its business, operations, financial condition, employees and customers.

Our website is located at www.apwcc.com. The information contained or linked to on our website is not included in, or incorporated by reference into, this Annual Report on Form 20-F.  Our filings with the SEC, including reports, proxy and information statements, and other information regarding us that is filed electronically with the SEC are available on the SEC’s websites at www.sec.gov.

B.	Business Overview

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

The Company’s present plans include seeking to develop an alternative energy business in Taiwan by availing itself of new tax-driven development incentives provided by the Taiwan government for the expansion of “green” energy alternatives. This project remains at a development-stage and has not generated any revenues to date.

The following chart shows the organizational structure of the Company as of December 31, 2019 and its principal operating subsidiaries, including affiliate ownerships, and the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses under the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

Thailand Region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Fiber Optics”). Charoong Thai and Siam Pacific are the Company’s principal entities in Thailand.

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cables and telecommunications cables. It has subsidiaries and affiliates in the businesses of optic fiber cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2019, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for directors, officers or employees. In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise its preemptive rights, in which case the Company’s interest may be diluted.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc. Siam Pacific is now a 100%-owned subsidiary of Charoong Thai and focuses on the manufacture of telecommunications cables, and enameled wires for the domestic Thai market.

North Asia Region

During 2019, the Company’s China (and North Asia) principal operations were conducted through five business entities – Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), Crown Century Holdings Limited (“CCH HK”), Pacific Electric Wire and Cable (Shenzhen) (“PEWSC”), Shandong Pacific Rubber Cable Company, Ltd. (“SPRC”), and Asia Pacific New Energy Corp. Ltd. (“APNEC”). The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a subsidiary in Shanghai incorporated in June 1998 to manufacture enameled wires. The Company’s effective holding in Shanghai Yayang is 68.75%. Shanghai Yayang manufactured enameled wires with a diameter between 0.05mm and 2.5mm for sale and distribution in the eastern part of China, and to Chinese and Taiwanese based end-users up to end of October 2019, then it has been restructured as a trading company.

The Company has an effective holding of 97.93% of the capital stock of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWSC. PEWSC manufactures enameled wires for electric, video and audio products for both domestic and export sales.

The Company holds a 25.0% interest in SPRC, which manufactures rubber cables for the China market. The remaining 75% is owned by Shandong Yanggu Wire & Cable Corp. Ltd. (“Shandong Yanggu”), an established cable manufacturer in Shandong Province that produces a wide range of cable products.

The Company continues to own the equity of Ningbo, which still holds its government-granted business license. The Company has disposed of the buildings and most of the equipment and the land use rights for the property where the Ningbo operations were situated.  The principal machinery utilized at the Ningbo facility has either been sold or stored at other operating facilities of APWC.

The Company established a new entity, APNEC, in Taipei City on October 26, 2018 for the new renewable energy business. APNEC seeks to develop an alternative energy business in Taiwan by availing itself of incentives provided by the Taiwan energy authority for the expansion of “green” energy alternatives. This project remains at a development-stage and has not generated any revenues to date.

Rest of the World (“ROW”) Region

The Company’s ROW region currently consists of its Singapore and Australian operations.

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

The Company’s business in Australia is conducted by Australia Pacific Electric Cable Pty. Ltd. (“APEC”). The Company’s indirect, beneficial ownership interest in APEC is 98.06%. APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia. APEC produces a range of power cables supplemented by imports from overseas sister companies. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the cities of Brisbane, Sydney, Melbourne and Perth.

4.2.1	Products and Services

Across the Company’s three reporting segments, the Company engages in three principal business lines that consist of manufacturing and distributing wire and cable products, such as power cables and enameled wires, and providing project engineering services to certain customers. The Company manufactures and sells a wide variety of wire and cable products in primarily four general categories: telecommunications cables, power transmission cables, enameled wires, and electronic wires. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wires are used in the manufacturing of components and sub-components of a number of household appliances and small machinery. The electronic wire products are used in the electronics, computer, building automation, audio and communication industries. In addition, the Company acts as a distributor of wire and cable products manufactured by PEWC and other third party suppliers in Singapore. The Company also offers SDI project engineering services of medium and high voltage cables for power transmission projects in Singapore.

Services

Fabrication

The Company performs fabrication services for its customers, converting raw materials to wire and cable products. Raw materials, such as copper, aluminum, polyvinyl chloride, polyethylene and optic fibers, are commodities traded on global markets with anticipated price fluctuations and currency risk. Given these risks, the Company provides fabrication services using customer-owned materials to pass exposure to the customer.

SDI Project Engineering Services

Given government and private sector infrastructure projects and residential and commercial buildings activity in Singapore, the Company anticipates modest demand for medium and high voltage power and for value added services in the power supply industry.  To take advantage of these opportunities, the Company has developed an SDI project engineering capability. This SDI project engineering involves supply, delivery and installation of primarily medium and high voltage cables to power transmission projects in Singapore. Through entering into a contract to supply, deliver and install cables for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cables as required by the project.

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

Telecommunications Cable

The Company produces a wide range of bundled telecommunications cables for telephone and data transmissions with different capacities and insulations designed for use in various internal and external environments. The principal use of these cables is as access cables to connect buildings and residents to trunk cables. Telecommunications cables produced by the Company include copper-based and fiber optic cables.

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

Copper is the principal raw material used by the Company for copper-based products. The Company typically purchases copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper can affect the Company’s cost of sales. Whether this has a material impact on the Company’s operating margins and financial results depends primarily on the Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are reflected in those selling prices. Most sales of the Company’s manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.

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

The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC has agreed to supply to the Company on a priority basis with its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. However, the Company has diversified its copper purchases from among a number of preferred copper suppliers to ensure that we are consistently getting the most advantageous pricing on our copper purchases. Under the Company’s copper rod supply arrangements, orders are typically placed between eight to ten weeks before the desired delivery date, with prices “pegged” to the average spot price of copper on the LME for the one month prior to delivery plus a premium.

The Company imports both copper cathodes and copper rods in Thailand, with copper cathodes subjected to lower import duty than copper rods. The key suppliers are PT. Karya Sumiden Indonesia - Indonesia, PEWC-Taiwan, Walsin Lihwa Corporation.- Taiwan, Mitsubishi Corporation RtM International Ptd.- Singapore, Glencore International AG.-Switzerland, and Marubeni Corporation-Japan. The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore. In PEWSC, the Company generally maintains one to two weeks of supply of copper rods and cathodes. In APEC, the copper supply is generally maintained at one to two weeks of anticipated requirements.The Company has regularly signed one-year contracts with each of the copper suppliers, pursuant to which the Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is typically pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. The Company has not had and does not anticipate any material supply interruption or difficulty in obtaining a sufficient supply of copper rod or cathode. The Company anticipates that its copper suppliers will be capable of providing an adequate supply of copper to meet the Company’s requirements and the Company does not anticipate any change in relations with its copper suppliers in the near term.

Other raw materials used by the Company include aluminum used as a conductor in power cables and petroleum-based insulation materials such as PE, PVC and jelly compounds for insulating covers on cables and varnishes on enameled wires; aluminum foils for sheathing of communication cables; and galvanized steel wires for the production of armored wires. The Company has not had and does not anticipate any difficulty in maintaining adequate supplies of these raw materials and expects to continue to be able to purchase such raw materials at prevailing market prices.

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

Inflation would increase the cost of raw materials and operating expenses for the Company.  If inflation increases, the Company would try to maintain its operating margins by increasing the prices of its products.

4.2.3	Quality Control

In order to maintain product quality, the Company has implemented a range of quality control procedures under the supervision of dedicated quality control staff. Quality control procedures are implemented from the raw material to the finished product stages at each of the Company’s major production facilities. Raw materials are inspected to ensure they meet the necessary level of quality before production begins. During the manufacturing process, quality control procedures are performed at several stages of production. Upon completion, finished goods are brought to quality control centers set up in the factory for inspection and testing of different electrical and physical properties.

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

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	49,493	78,686	128,179
Enamel	76,575	102,997	—	179,572
Others*	—	19,889	10,520	30,409
	76,575	172,379	89,206	338,160

Year ended December 31, 2018	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	64,771	92,130	156,901
Enamel	103,647	114,247	—	217,894
Others*	—	34,406	16,739	51,145
	103,647	213,424	108,869	425,940

Year ended December 31, 2017	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	104,426	95,820	200,246
Enamel	101,533	94,791	—	196,324
Others*	—	7,268	21,377	28,645
	101,533	206,485	117,197	425,215

* Includes revenues from SDI service contracts, fabrications service contracts, and sales of other wires and cable products.

Year ended December 31,
2017 (a)
US$’000
Manufactured Products	361,853
Distributed Products	41,985
SDI	21,377
Total Revenue	425,215

(a) The Company’s disaggregated revenues transitioned from reporting of Manufactured Products, Distributed Products and SDI segments in 2017 to reporting of Power, Enamel and Others product lines in 2018. Reported results of Power, Enamel and Others product lines provide improved understanding and insight to the performance of the Company and its products and services.

Our operating subsidiaries are also responsible for sales planning, marketing strategy and customer liaison. The Company’s sales staff is knowledgeable about the Company’s products and also renders technical assistance, consulting services and repair and maintenance services to the Company’s customers. The Company does not conduct sales through independent sales agents on a commission basis but uses its own sales employees located at the operating subsidiaries.

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

North Asia

The Company produces and sells enameled wires and electronic wires in China. The Company’s principal China operations are conducted through China business entities. The Company generally sells enameled wires directly to manufacturers of electric motors for use in various consumer appliances.

Thailand

The Company produces and sells telecommunication cables, enameled wires and power cables in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand. Our distribution channels include both direct sales to government entities and private sector participants in the infrastructure sector, and sales to agents for governmental entities. Sales within the Thailand region are made directly by the sales department of the Company’s operating subsidiaries in accordance with terms and pricing set by the local subsidiaries. The major customers of the Company include clients working with the government and its contractors.

ROW

The Company produces and sells low voltage power cables in Singapore and Australia. In addition, the Company sells a wide range of wire and cable products produced by third party suppliers and PEWC. The Company also offers SDI project engineering services for medium and high voltage power cables to power transmission projects in Singapore.

In 2019, sales of wire and cable products accounted for 86% of the total net sales in Singapore, with the remaining 14% of sales in Singapore representing SDI project engineering services. SP Power Assets Ltd. has historically been the principal customer for the Company’s SDI services, accounting for nearly all of our SDI sales. Sales to SP Power Assets Ltd. are under a comprehensive contract, with purchase orders placed from time to time.

4.2.5	Competition

The wire and cable industry in the Asia Pacific region is highly competitive. The Company’s competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of the Company’s markets have substantially greater manufacturing, sales, research and financial resources than the Company. The Company and other wire and cable producers primarily compete on the basis of product quality and performance, reliability of supply, customer service and price.

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

Singapore

Although the Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore, it is subject to significant competition from producers within the region. There is no tariff or other barrier against foreign competition in the local Singapore market and potential competitors are free to enter the industry. Because of high capital costs, the Company does not presently anticipate that it is likely there will be new domestic entrants to the wire and cable industry in Singapore in the near future that would present material competition to the Company or be in a position to capture a material percentage of the Company's share of the market. However, the performance of Sigma Cable in 2019 was impacted adversely by increased intense competition from Chinese manufacturers seeking to capture a greater share of the Singaporean market.

Australia

Currently, besides APEC, there are two major wire and cable producers with operations located in Australia: Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the States of Victoria and New South Wales, respectively. A significant portion of Australian market is serviced by two importers: (i) Electra Cables which reportedly imports cables from China factories; and (ii) World Wire Cables, which reportedly also sources cables from its Chinese partners to sell in Australian market. These companies are APEC’s principal competitors. APEC is the only power cable producer in the State of Queensland and therefore seeks to take advantage of its comparative proximity to Queensland-based customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia. APEC has sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and serve the customers in those regions. APEC also has a distribution agreement with one of the regional suppliers with the goal of generating additional business for the Australia operations.

China

PEWSC manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products for the South China market and for export. It supplies mainly to overseas transformer, motor and coil manufacturers.  It faces competition principally from overseas imports and local manufacturers.

Shanghai Yayang has been restructured as a trading company in Shanghai and it supplies mainly transformer, motor and coil manufacturers in the eastern part of China, locally in the Shanghai market and certain Taiwanese-based manufacturers. It faces competition principally from overseas imports and manufacturers from other provinces in China.

4.2.6	Regional Considerations

The principal Asian markets in which we do business have displayed higher overall economic growth in recent years compared to the United States and a number of other more developed markets, subject to occasional episodes of economic and currency exchange volatility attributable to various factors including the increased risks of emerging market investment, actual or potential political instability and occasional pandemics. In some countries, the International Monetary Fund (the “IMF”) exerts considerable influence over economic policy and provides support to stabilize the domestic economy. In general, the Asian markets in which we do business have been export-driven in recent years and have, in the case of China and Singapore, for example, accumulated considerable capital reserves, which contributes to a more stable business environment.

Thailand Region

A substantial portion of the Company’s Thai operations, whose sales accounted for approximately 50.98% of the Company’s net sales in 2019, consists of the manufacture and sale of telecommunications and power cable for use in large-scale telecommunications projects and various construction projects in Thailand. The volume of sales of these products tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product (“GDP”). Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets. Political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can adversely impact the volume of sales to our customers who are engaged in large infrastructure projects.

Telecommunication and Enameled Wires

Sales of the Company’s telecommunication products in Thailand have depended to a significant degree on the substantial investment in and development of the telecommunications sector by the Thai government. In particular, the Company’s sales of products are affected by the value of contracts awarded by the government for telecommunications and other infrastructure projects.

The Company produces and sells copper core telecommunications cables, enameled copper wires and enameled aluminum wires in the Thai market and exports enameled wires to overseas markets. Sales of telecommunications cables, one of the Company’s leading products in Thailand, are conducted either by tender for participation in large scale telecommunications projects of the Telephone Organization of Thailand Corporation Plc. (“TOT”), or by sales directly to subcontractors of Triple T and True, the two private telephone line contractors licensed by TOT for particular projects. The Company generally sells enameled wires directly to electrical appliance manufacturers or to OEMs (original equipment manufacturers) for both the local and export markets, and in smaller units that are sold to local dealers.

Power

In Thailand, the prevailing historical trend has been that economic growth stimulates rapid growth in the demand for electric power, and annual rates of growth in electricity demand outpace annual economic growth rates. Despite the rapid growth in electricity demand, electricity consumption in Thailand remains low by international standards. The Company believes that, in the medium to longer term, there will be an increased demand for power supply which should lead to increased demand for the Company’s power cable products from both developers of power production facilities and contractors installing power supply lines.

Singapore

The Company’s distribution and project engineering business segments operate only in the Singapore market. In 2019, the Company realized $7.6 million in revenues from SDI projects, compared to $16.7 million in 2018 and $21.4 million in 2017.

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

C.	OrganizationAL Structure

Please refer to Business Overview in Item 4.B above.

D.	Property, PlantS and Equipment

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

Charoong Thai owns a 34 acre production facility in Chachoengsao province, near Bangkok, Thailand, where telecommunications cables and power cables are manufactured. The production facility is located on a 65 acre site which Charoong Thai also owns. Neither the production facility nor the land is mortgaged.

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

Shanghai Yayang ceased production by end of October of 2019 and has been restructured as a trading company, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. The land and building are pledged to Industrial and Commercial Bank of China as security for a $1.8 million bank loan.

PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The land and building are pledged to Agricultural Bank of China as security for a $1.1 million bank loan.

All of the Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment imported from Europe, the United States, Taiwan, or Japan.

The production capacity and extent of utilization of the Company’s facilities varies from time to time, and such information is considered to be commercially sensitive and proprietary information.

4.5	Insurance

The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. In addition, the Company does not have business liability or disruption insurance for its operations in China and the Company does not have coverage for flood damage or business interruption for its operations in Thailand. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance.  No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies.  Accordingly, we may be subject to an uninsured or under-insured loss in such situations.

4.6	Environmental Regulations

The Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment. The Company believes that all of its operations are in material compliance with, and in certain circumstances exceed the requirements of, all applicable environmental laws and regulations. The Company has not been subjected to any material legal, regulatory or other action alleging violations or breaches of environmental standards.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) referenced in Item 18 of this Annual Report.

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

Impairment of non-financial assets

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the cash generating unit (“CGU”) to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs of disposal calculation is based on available data from binding sale arrangements, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposal of the assets. The value in use is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation. See Note 15 – Property, Plant and Equipment – of our consolidated financial statements presented herewith.

Fair value of financial instruments

Where the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including income approach (for example, the discounted cash flows model) or the market approach. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. Please refer to Note 11 of our consolidated financial statements presented herewith.

Measurement of ECL allowance for trade receivables

The Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 month before December 31, 2019 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of customers to settle receivables. The Company has identified the default rate of the countries where it sells goods and services as the most relevant factor and adjusts the historical loss rates based on expected changes accordingly.

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

Post-employment benefits under defined benefit plans

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rate of 1 to 13 times of their monthly salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees at rates of 1 to 26 times of their final monthly salary.

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

In determining the appropriate discount rate, management considers the inactive corporate bond trading  in Thailand, taking into account the yields on Thai Government Bonds and extrapolated maturity corresponding to the expected duration of the defined benefit obligation.

The mortality rate is based on most recent mortality investigation on policyholders of life insurance companies in Thailand. Future salary increases and pension increases are based on expected future inflation rates derived from external economic data, together with historical experience of Charoong Thai.

Revenue recognition of SDI projects

Changes in percentage of completion result in changes in contract revenue and costs recognized in the statement of comprehensive income during the year. Significant estimation by management is also required in assessing the recoverability of contracts based on estimated total contract revenue and contract costs.  In making such estimation, management’s evaluation is based on the actual level of work performed and past experience.

5.2Selected Operating Data

This discussion should be read in conjunction with the information contained in our Consolidated Financial Statements referenced in Item 18 of this Annual Report.

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

5.3	Operating Results
	For the year ended December 31,
	2019	2018	2017
	(in thousands except for percentage)
Net Sales:
North Asia region	$76,575	$103,647	$101,533
Thailand region	172,379	213,424	206,485
ROW region	89,206	108,869	117,197
Total	$338,160	$425,940	$425,215
Operating profit (loss):
North Asia region	$1,237	$5,234	$3,256
Thailand region	3,042	9,539	11,053
ROW region	(1,659)	(2,306)	1,205
Corporate expenses & adjustments	(3,269)	(3,783)	1,101
Total operating profit (loss)	$(649)	$8,684	$16,615
Operating profit (loss) margin:
North Asia region	1.62%	5.05%	3.21%
Thailand region	1.76%	4.47%	5.35%
ROW region	(1.86)%	(2.12)%	1.03%

The Company is 75.4% beneficially owned and controlled by PEWC, a Taiwanese company. The remaining 24.6% of the outstanding Common Shares are publicly-traded in the United States and listed on Nasdaq. Based upon a review of Schedule 13D and 13G filings made with the Commission by shareholders, and a review of the share register maintained by the Company’s transfer agents in Bermuda and the U.S., the Company is not aware that it has any shareholders resident in the jurisdictions where the Company has business operations. While the Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where the Company operates, that impact is not a function of the shareholder base of the Company.

5.3.1	Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

General

	For the Year Ended December 31,
	2019	2018	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Revenue	$338,160	425,940	(87,780)	(20.6)
Costs of sales	(313,373)	(389,692)	76,319	19.6
Gross profit	24,787	36,248	(11,461)	(31.6)
Other operating income	385	805	(420)	(52.2)
Selling, general and administrative expenses	(25,051)	(26,924)	1,873	7.0
Other operating expenses	(770)	(1,445)	675	46.7
Operating profit	(649)	8,684	(9,333)	(107.5)
Finance costs	(1,012)	(1,378)	366	26.6
Finance income	506	482	24	5.0
Share of loss of associates	(3)	(3)	—	—
Exchange gain/(loss)	1,550	1,741	(191)	(11.0)
Other income	717	1,817	(1,100)	(60.5)
Other expense	(3)	(11)	8	72.7
Profit before tax	1,106	11,332	(10,226)	(90.2)
Income taxes expense	(2,057)	(3,886)	1,829	47.1
Profit for the year	(951)	7,446	(8,397)	(112.8)
Attributable to:
Equity holders of the parent	(1,632)	2,928	(4,560)	(155.7)
Non-controlling interests	681	4,518	(3,837)	(84.9)

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs.  Our results are also influenced by a number of factors, including currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2019 and 2018.

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

Average copper prices per metric ton decreased by 7.97% from $6,525 in 2018 to $6,005 in 2019 (annual average).

Copper prices indicated in this report are quoted from the index published by the LME.  The 2019 and 2018 copper prices were as follows:

		2019	2018
Average LME copper price ($/Ton)	Q1	6,220	6,959
	Q2	6,114	6,872
	Q3	5,798	6,103
	Q4	5,888	6,168
	Year	6,005	6,525

The average copper price in March 2020 on the LME was $5,179 per metric ton.

Revenue

Total sales in the North Asia region decreased by $27.1 million, or 26.1%, from $103.6 million in 2018 to $76.6 million in 2019.  The decrease was attributable primarily due to the negative impact of the trade war between the United States and China.

Revenue from the Thailand region decreased by $41.0 million, or 19.2%, from $213.4 million in 2018 to $172.4 million in 2019.  The decrease was primarily due to the postponement of the delivery of products per the request of a major client.

Revenue decreased by $19.7 million, or 18.1%, from $108.9 million in 2018 to $89.2 million in 2019 in the ROW region. The decrease was primarily due to intense competition.

Gross Profit

While fluctuations in raw material acquisition are preferably placed upon the customer, limiting factors reduced the effects of this strategy and impacted Gross Profit. A decrease in average copper prices per metric ton of 7.97% plus the intense competition and market slowdown primarily due to the trade war between USA and China all led to the material change in Gross Profit of (31.6%) for 2019.

Operating (Loss)

Operating (loss) for 2019 was $(0.6) million, representing a decrease by $9.3 million, or (107.5)% from operating profit $8.7 million in 2018.

The operating profit margin of the North Asia region decreased from 5.05% in 2018 to 1.69% in 2019. The decrease was attributable primarily to a decrease in sales volume, which eroded the profit margin, and an increase in severance payments due to the restructure of Shanghai Yayang.

The operating profit margin of the Thailand region decreased from 4.47% in 2018 to 1.76% in 2019. The decrease was attributable primarily to the decrease in sales of higher margin products.

The operating loss margin of the ROW region decreased from (2.12)% in 2018 to (1.86)% in 2019. The decrease was attributable primarily to a decrease in selling price, margin erosion because of competition, as well as higher unit costs.

Finance Cost

Our finance cost consists of interest on bank loans and borrowings.  Interest cost decreased to $1.0 million in 2019 compared to $1.4 million in 2018. However, interest-bearing loans and borrowings decreased to $11.3 million in 2019 compared to $24.8 million in 2018 due to loan repayments made in 2019.

Finance Income

The finance income consists of interest earned on bank deposits.  Interest income remained consistent from $0.5 million in 2018 to $0.5 million in 2019.

Share of Loss of Associates

The share of loss remained consistent in 2019 compared to that of 2018. This was primarily due to the loss that the Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.

Exchange Gain/(Loss)

The exchange gain of 2019 was primarily contributed by the appreciation of Thai Baht. The exchange rates at December 31, 2019 and 2018 are listed below, based on the Noon Buying Rate.  However, they do not actually reflect the ongoing rates during the year when transactions actually took place.

	As of December 31,
	2019	2018
Foreign currency to US$1:
Thai Baht	29.75	32.31
Singapore $	1.345	1.362
Australian $	1.423	1.419
Chinese RMB	6.962	6.876

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Income taxes

Income tax expense was $2.1 million in 2019 compared to $3.9 million in 2018. The change was mainly due to the decrease of taxable income.

5.3.2	Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

	For the Year Ended December 31,
	2018	2017	Changes in $	Changes in %
	(in thousands)
Income Statement Data:
Revenue	$425,940	$425,215	725	0.2
Costs of sales	(389,692)	(385,527)	(4,165)	(1.1)
Gross profit	36,248	39,688	(3,440)	(8.7)
Other operating income	805	5,084	(4,279)	(84.2)
Selling, general & administrative expenses	(26,924)	(27,248)	324	1.2
Other operating expenses	(1,445)	(909)	(536)	(59.0)
Operating profit	8,684	16,615	(7,931)	(47.7)
Finance costs	(1,378)	(1,221)	(157)	(12.9)
Finance income	482	876	(394)	(45.0)
Share of loss of associates	(3)	(3)	—	—
Loss on liquidation of a subsidiary	—	(261)	261	100.0
Exchange gain/(loss)	1,741	2,784	(1,043)	(37.5)
Other income	1,817	214	1,603	749.1
Other expense	(11)	(336)	325	96.7
Profit before tax	11,332	18,668	(7,336)	(39.3)
Income taxes expense	(3,886)	(5,140)	1,254	24.4
Profit for the year	$7,446	$13,528	(6,082)	(45.0)
Profit attributable to APWC	2,928	8,720	(5,792)	(66.4)
Profit attributable to non-controlling interests	4,518	4,808	(290)	(6.0)

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

Finance Income

The finance income consists of interest earned on bank deposits.  Interest income decreased by $0.4 million, or 45.0%, from $0.9 million in 2017 to $0.5 million in 2018.

Share of Loss of Associates

The share of loss of an associate remained the same in 2018 compared to that of 2017. This was primarily due to the loss that the Company recognized in accordance with its percentage ownership interest in SPHC.

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

As of December 31, 2019, we had $53.7 million in cash and cash equivalents, primarily in bank accounts and cash on hand. Our current sources of cash are our cash on hand, cash generated by our operations and our credit facilities. Our liquidity is primarily utilized for the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Under our line of credit arrangements for short-term debt with our banks, we may borrow up to approximately $287.0 million, including letters of credit for commodity purchases, on such terms as we and the banks mutually agreed upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2019, the unused portion of the credit lines was approximately $207.9 million. Letters of credit are issued on our behalf in the ordinary course of business by our banks as required by certain supplier contracts. As of December 31, 2019, the Company had obligations in respect of amounts callable under issued, but undrawn, letters of credit totaling $15.2 million. Liabilities relating to the letters of credit are included in current liabilities. There is no seasonality to the Company’s borrowing.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries and equity investees. As a holding company, the Company’s ability to pay dividends, as well as to meet its other obligations, depends upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments. Consequently, our subsidiaries have been and will continue to be our primary source of funds. Of the $53.7 million in cash and cash equivalents that we had on hand as of December 31, 201, $1.3 million was held at the holding company, and the remainder was held by subsidiaries. All of the approximately $287.0 million of our credit lines are at the subsidiary level; the holding company does not have any credit lines. Corporate needs (including holding company needs) are funded primarily by distributions from our subsidiaries. We rely upon distributions of dividends from our subsidiaries in order to pay dividends declared by our Board of Directors.  Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to us, including, but not limited to, as a result of restrictive covenants contained in our loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect our ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.  Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of our subsidiaries and by reason of the current cash requirements of the operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.

Net cash provided by operating activities in the year ended December 31, 2019 was $15.1 million, as compared to $40.6 million of net cash provided in operating activities in the year ended December 31, 2018. The decrease in cash generated from operations was primarily due to decrease in sales.

Net cash provided by operating activities in the year ended December 31, 2018 was $40.6 million, as compared to $16.9 million of net cash used in operating activities in the year ended December 31, 2017. The increase in cash generated from operations was primarily due to decrease in inventory and accounts receivable, which was related to the increased revenue in late 2018.

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding for 2019 was 83 days, as compared to 82 days for 2018. We have in place policies across the Company that emphasize the importance of continuous focus on collection efforts.

In 2019, cash used in investing activities was $6.4 million compared to $4.8 million used in investing activities in 2018. The increase in net cash used in investing activities was primarily attributable to increased purchase in property, plant and equipment.

In 2018, cash used in investing activities was $4.8 million compared to $3.4 million provided by investing activities in 2017. The decrease in net cash provided by investing activities was primarily attributable to the proceeds from disposal of equipment of our Ningbo Pacific Cable Co. Ltd. subsidiary (“NPC”) in 2017.

Net cash used in financing activities was $17.9 million in 2019.  In 2019, net cash used in financing activities reflected primarily the repayment of borrowings.

Net cash used in financing activities was $19.6 million in 2018.  In 2018, net cash used in financing activities reflected primarily the repayment of borrowings.

We believe funds generated by our operating activities, our cash on hand and amounts available to us under our credit facilities will provide adequate cash to fund our requirements through at least the next twelve months. We believe that we have sufficient liquidity to meet our anticipated working capital, capital expenditures, general corporate requirements, and other short-term and long-term obligations as they come due. We may enhance our liquidity by way of one or more debt and/or equity financings (including by engaging in debt and/or equity financings with our principal shareholder).

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

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•

Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2019, the copper price went down from $6,525 (yearly average for 2018) per metric ton to $6,005 per metric ton (yearly average for 2019). Under our business model, the Company, like other companies in the industry, remains subject to movements in the price of copper, our principal raw material.

•

Fluctuations in the demand for our products in the markets in which we do business, based upon variations in the level of governmental and private investments in communications, power and industrial projects and programs that utilize our products.  We are not an end-user of our products and, therefore, we depend upon the requirements of our customers to generate sales.

See “Quantitative and Qualitative Disclosures About Market Risks.”

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

5.8	Contractual Obligations

The following table sets forth the Company’s contractual obligations as of December 31, 2019:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-5 years	More than 5 years
Bank loans and overdrafts	$11,356	11,356	—	—
Lease obligations (principal amount only)	2,828	574	1,169	1,085
Finance charges on lease obligations	364	82	185	97
Operating lease obligations	12	11	1	—
Capital commitment relating to installation of equipment and acquisition of machinery	5,817	5,817	—	—
Capital commitment relating to repair and maintenance consulting service	348	348	—	—
Purchase obligations for copper cathodes	290,371	290,371	—	—
	$311,096	308,559	1,355	1,182

The contractual obligation for the purchase of copper cathodes disclosed in the table above reflects the minimum purchase commitment. For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto referenced in Item 18: “Financial Statements”.

5.9	Safe Harbor

Please see the section of this report entitled “Cautionary Statement Regarding Forward-Looking Statements”

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.1	Directors and Senior Management

There is only one class of directorships and no one or more directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2019, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at the Company’s most recent annual general meeting of shareholders (the “2019 AGM”) held on August 30, 2019, the shareholders determined that the minimum number of directors shall be fixed at two (2) and the maximum number of directors be fixed at nine (9). Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of the Company. All directors are subject to annual election by the shareholders of the Company. Each of the directors was reelected at the Company’s 2019 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Ocorian Services (Bermuda) Limited.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Andy C.C. Cheng	April 29, 1958	Director and Non-Executive Chairman of the Board
Fang Hsiung Cheng	May 31, 1942	Director
Daphne Hsu	August 12, 1962	Financial Controller
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Michael C. Lee	September 28, 1951	Director
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Alex Chen	December 30, 1957	Director
David Sun	December 22, 1953	Director

Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
William Gong Wei	October 31, 1961	Chief Operating Officer
Ivan Hsia	August 14, 1973	Chief Financial Officer

Certain officers and directors of the Company are or were also officers or directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of the Board of Directors and senior management is as follows:

Mr. Anson Chan has been an independent member of the Company’s Board of Directors and a member and Chairman of the Audit Committee and compensation committee since 2007. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008.

Mr. Andy C.C. Cheng was a member of the Company’s Board of Directors from 2004 to 2005 and was re-elected in 2007. Mr. Cheng was appointed as Chairman of the Board in 2009. From 1987 to 2003, Mr. Cheng served as Vice President in charge of procurement at PEWC. Mr. Cheng has been an Executive Vice President at PEWC since 2004 and Chairman of each of the investment divisions of PEWC, Tai Ho Investment Co., Ltd. and You Chi Investment Co., Ltd., since June 2008. Mr. Andy C.C. Cheng is not related to Mr. Fang Hsiung Cheng. Mr. Cheng currently is also a member of PEWC’s Board of Directors.

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

Mr. Michael C. Lee has been a member of the Company’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Michael C. Lee is not related to Dr. Yichin Lee. Mr. Lee currently is also a member of PEWC’s Board of Directors.

Dr. Yichin Lee has been an independent member of the Company’s Board of Directors and served on the Audit Committee since 2007. He is also a member of the compensation committee. Dr. Lee is the Managing Director of FCC partners. Dr. Yichin Lee holds a doctorate degree in Resource Planning and Management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee.

Mr. Alex Chen has been a member of the Company’s Board of Directors since 2015. He also served as Chief Marketing Officer of APWC from July 1, 2015 until December 31, 2019. Mr. Chen was first assigned to PEWC as Engineer, Assistant to General Manager, and later Manager of Quality Assurance Department from 1983 to 2008. He was appointed as Managing Director of Siam Pacific Electric Wire & Cable Co. Ltd. in Thailand from 2008 to 2015. Mr. Chen also serves as Vice President and General Division Manager of the General Sales Division of PEWC, and as a Director of the Taiwan Electric Research & Testing Center.

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

The Company’s Common Shares currently trade on the Global Markets tier of Nasdaq. Notwithstanding that, the Board of Directors is not composed of a majority of independent directors. The Company is relying upon the “controlled company exemption” that is available to issuers under the rules of Nasdaq. In effect, the “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. PEWC owns and controls, directly or indirectly, 75.4% of the issued and outstanding Common Shares of the Company.

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

The aggregate amount of compensation paid by the Company to all of the Company’s directors and executive officers, as a group, for services in all capacities during 2019 was approximately $1.7 million. As of March 31, 2020, our directors and executive officers beneficially owned approximately 101,000 Common Shares representing approximately 0.7% of the issued and outstanding Common Shares. The annual compensation of its executive officers and directors on an individual basis is not a disclosure item under the laws and regulations applicable to the Company.

In 2019, the fee payable to each independent director was $30,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board of Directors or any of its committees. Director fees of 2019 for six directors who held positions at PEWC group this year was rescinded.

No funds or provisions have been set aside for providing compensation to directors or management except for government mandated programs.

6.5	Employees

The Company employed a total of 1,227 employees as of December 31, 2019, of which about 14.2% were administrative and management personnel.  Approximately 65.7% of employees were located in the Thailand region, 18.3% in the North Asia region and 16.0% in the ROW region. Production workers are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

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

The Company has several defined benefit and defined contribution plans covering its employees in Thailand, Australia, the PRC and Singapore. Additionally, the Company has as defined benefit plan in accordance with Thailand labor law. In its Thai subsidiaries, the Company also pay a retiring employee from one to twenty-six times such employee’s salary rate during his or her final month, depending on the length of service. During 2019, the Company’s total expenses under this labor law were $0.9 million. These plans are not funded and the amount is recognized and included in Employee Benefit Liabilities in the Company’s balance sheet. The Company settles it obligations as and when employees retire. The accumulated benefit obligations under this plan amounted to $11.7 million as at December 31, 2019.

Approximately 19% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. The Company believes that approximately 100% and 90.63% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 15% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of the other operating subsidiaries of the Company are members of a union.

The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.1	Major Shareholders

A total of 11,100 Common Shares are now issued but not outstanding and are booked as treasury shares. On August 21, 2015, PEWC and Moon View Ventures Limited, a BVI company and wholly-owned subsidiary of PEWC, acquired 1,355,415 Common Shares that were held indirectly by a private equity investor group. In connection with the sale of those Common Shares, the parties terminated an Amended and Restated Shareholders’ Agreement, which termination benefited the Company by reason of the elimination of certain U.S. tax indemnification obligations of the Company (and PEWC) in favor of the private equity investor, and the termination of the Company’s obligation to maintain effective a shelf registration statement on Form F-3, covering the Common Shares held by the private equity investor. As a result of that transaction, PEWC held, and it continues to hold, approximately 75.4% of the issued and outstanding Common Shares. The remaining approximately 24.6% of the issued and outstanding Common Shares are presently publicly traded in the U.S. and are currently listed on the Nasdaq Global Markets tier under the trading symbol “APWC”.

The following table sets forth certain information regarding beneficial ownership of the Company’s Common Shares as of March 31, 2020 by (i) all persons who are known to the Company to own beneficially more than five percent of the Common Shares of the Company and (ii) the officers and directors of the Company as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

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

The Company has 6,166,154 Common Shares that were registered, of which 3,388,900 Common Shares are publicly-traded on the Nasdaq Global Market tier, which represents approximately 24.6% of the issued and outstanding Common Shares. With regard to the remaining 2,777,254 such Common Shares, 2,766,154 Common Shares are held by PEWC and its subsidiaries, and 11,100 Common Shares are held by the Company in treasury, and all of those shares are subject to trading restrictions under Rule 144 promulgated under the U.S. Securities Act of 1933. Other than (i) the approximately 98,954 Common Shares held by directors or officers who are not resident in the United States, (ii) the 2,766,154 registered securities held indirectly by PEWC and (iii) the 714,170 Common Shares reported to be held beneficially by Lonsin Capital Limited, a company organized under the laws of the United Kingdom (“Lonsin”), and by two of its managers who reportedly control managed accounts of customers of Lonsin, the Company believes that substantially all of its registered securities are held by U.S. residents (other than the 11,100 Common Shares held by the Company in treasury). The Company has no means to definitively confirm that belief, which is based upon a review of the share registers maintained by the Company’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders. Based upon a review of the records of the Company’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), the Company believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only the Company’s best estimate of the number of U.S. beneficial holders.

7.2	Related Party Transactions

The Company incurs ordinary course trade payables with PEWC in connection with copper purchases under the Composite Services Agreement and the sale by the Company of Distributed Products that are manufactured by PEWC.

As of December 31, 2019 the Company, including its subsidiaries, had a net principal balance outstanding of $1.9 million borrowed from PEWC and subsidiaries of PEWC. This short-term indebtedness is payable on a demand basis and does not accrue interest.

The Company used the proceeds from each of the related party loans described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least as favorable than terms available in arms-length transactions with unaffiliated parties.

Under the terms of the Composite Services Agreement, APWC pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to APWC facilities in Thailand and China. The assigned managers assist APWC in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist APWC in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was approximately $199 thousand in 2019.

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on the quoted copper price on the LME plus a certain premium.

Additional details regarding related party balances as of December 31, 2019 and related party transactions, including copper purchases from PEWC, are disclosed in our audited consolidated financial statements referenced in Item 18: Financial Statements. Please refer to Note 24 of our consolidated financial statements presented herewith.

ITEM 8:	FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
8.1	Consolidated Statements

See Item 18: Financial Statements

8.2	Legal Proceedings

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

8.3	Dividend Policy

In November 2016, the Company announced that its Board of Directors had approved the implementation of a dividend policy as part of the Company's ongoing commitment to increasing shareholder value and return on investment. The goal of the dividend policy is to pay cash dividends of at least 25% of the Company's net post-tax audited consolidated profits attributable to shareholders to be paid on an annual basis in cash, if and when available for distribution. In accordance with its dividend policy, on November 30, 2018, the Company paid a cash dividend to shareholders of record as of September 14, 2018 in the amount of $0.08 per Common Share. In December 2019, the Company’s Board of Directors determined not to pay a dividend for 2019 given that the Company had funding requirements and unsatisfied business performance.

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

B.	Significant Changes

Please see Note 29 (Subsequent Events) to the consolidated financial statements referenced in Item 18 hereof for information on recent material events, which Note contains information regarding recent development in respect of the risk of the delisting of our Common Shares from Nasdaq and in respect of the material adverse effects of COVID-19 on the Company, its business, operations, financial condition, employees and customers. There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2019 that have not been described herein or in such Note 29.

ITEM 9:	THE OFFER AND LISTING
9.1	Markets

The Company’s Common Shares currently trade on Nasdaq Global Markets tier under the symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

ITEM 10:	ADDITIONAL INFORMATION
10.1	Share Capital

As of December 31, 2019, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued, with 13,819,669 Common Shares issued and outstanding and 11,100 Common Shares held in Treasury. No capital of the Company is under option or agreed conditionally or unconditionally to be put under option. The Company does not have any classes of capital stock other than its Common Shares.

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

Our authorized share capital as of December 31, 2019 was $500,000 consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2019, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued of which 13,819,669 Common Shares are outstanding and eligible to vote. There are 11,100 Common Shares that are issued (but not outstanding and not currently eligible to vote) and held as treasury shares by the Company.

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

The holders of Common Shares will receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available for such purposes. We may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

•	we are, or after the payment would be, unable to pay our liabilities as they become due; or
•	the realizable value of our assets after such payment or distribution would be less than the aggregate amount of our liabilities.

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

The Bye-Laws provide that the necessary quorum shall be two or more shareholders present in person or by proxy holding a majority of shares of the relevant class in issue and entitled to vote. The Bye-Laws specify that the creation or issuance of shares ranking pari passu with existing shares will not, subject to any statement to the contrary in the terms of issuance of those shares or rights attached to those shares, vary the special rights attached to existing shares.

10.2.9	Transfer of Common Shares

Subject to the “Transfer Restrictions” section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the Board of Directors may approve. The form of transfer is required to be signed by or on behalf of the transferor and also the transferee where any share is not fully paid. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members of the Company.

10.2.10	Transfer Restrictions

The Board of Directors may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share. The Board of Directors may also refuse to register an instrument of transfer of a share unless:

•	the instrument of transfer is duly stamped, if required by law, and lodged with the Company;
•

the instrument is accompanied by the relevant share certificate for the shares to which it relates, and such other evidence as the Board of Directors shall reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	where applicable, the permission of the Bermuda Monetary Authoritywith respect thereto has been obtained; and

•

subject to the Companies Act, the Bye-Laws and any directions of the Board of Directors from time to time in force, the secretary of the Company may exercise the powers and discretions of the Board of Directors with respect to: (i) the transfer of shares by a shareholder by way of an instrument of transfer in the usual common form and (ii) sending to a notice of refusal to register a transfer of shares where the Board of Directors declines to register such transfer, within three months after the date on which the instrument of transfer was lodged.

In accordance with the provisions of the Exchange Control Act 1972, as amended, and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the “BMA”) is required for all issuances and transfers of shares (which includes our Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include our Common Shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed herein.

Accordingly, our Common Shares benefit from a general permission for free transferability for all transfers between persons who are not resident in Bermuda for exchange control purposes, for as long as such Common Shares remain listed on an appointed stock exchange. In the event that our Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.

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

Under Bermuda law, in the event of liquidation or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of such liquidation or winding-up are distributed among the holders of shares in accordance with a company’s bye-laws.

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

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote. At the Annual General Meeting held on August 30, 2019, all nine directors then in office were re-elected.

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

Bermuda law provides that the memorandum of association of a company may be amended by resolution passed at a general meeting of which due notice has been given. An amendment to a memorandum of association does not require the consent of the Minister of Finance of Bermuda save for specific circumstances, for example, the adopting of any authority to carry on restricted business activities.

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

When one or more shareholders believes the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interest of some part of the shareholders, the Supreme Court of Bermuda, upon petition, brought by the shareholder(s), may make such order as it sees fit if it is satisfied that the affairs of the company are or have been conducted in such an oppressive or prejudicial manner and, that, as a result, it would be just and equitable to wind up the company, but that to so wind up the company would unfairly prejudice the part of the shareholders ; such an order can include (with limitation) provisions regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company, and in the case of a purchase of the shares by the company, for the reduction accordingly of the company’s capital or otherwise.

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

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a Composite Services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. In 2019, there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,

•

PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

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

•

PEWC agrees to make available to the Company, upon the Company’s request and on terms to be mutually agreed between PEWC and the Company from time to time, certain services and technology with respect to the design and manufacture of wire and cable products (including fiber optic products), and certain services with respect to computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of the Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to the Company.

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

Under these special tax rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Common Shares, (ii) the amount allocated to the U.S. Holder’s current taxable year and to any period prior to the first taxable year in which the Company was a PFIC would be includible as ordinary income in the U.S. Holder’s current taxable year and (iii) the amount allocated to a prior year during which the Company was a PFIC would be subject to tax at the highest tax rate in effect for that year, and an interest charge would also be imposed with respect to the resulting tax attributable to each such prior year. The interest charge is computed using the applicable rates imposed on underpayments of United States federal income tax for the relevant periods. The above rules will not apply if a “mark-to-market” election is available and a U.S. Holder validly makes such an election by filing a properly completed IRS Form 8621. If such election were made, a U.S. Holder generally would be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in the Common Shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gains previously included in income). Thus, the U.S. Holder may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. A U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any such income or loss amount. In addition, any gain from a sale, exchange or other disposition of the Common Shares would be treated as ordinary income, and any loss would be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Holder only if the Common Shares are considered “marketable stock” for these purposes. Generally, shares of a PFIC will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of shares is regularly traded during any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A “qualified exchange” is defined to include a national securities exchange registered with the SEC or certain foreign exchanges. As the Common Shares of the Company commenced trading on Nasdaq beginning on April 29, 2011, the mark-to-market election under the rules discussed above is available if the Company were otherwise classified as a PFIC, for so long as the Common Shares continue to be regularly traded on Nasdaq or another qualified exchange.

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

The Company has exposure to fluctuations in currency exchange rates. The Company’s revenues are generated primarily in the local currency or currencies in its principal operating regions, North Asia, Thailand, and the ROW, which are also its reporting segments. However, significant proportions of raw materials are in U.S. dollars.

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the local currency into the U.S. dollar. At December 31, 2019 and 2018, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $9.8 million and $15.3 million, respectively.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2019. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of Manufactured Products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations. No assurance can be given that such volatility will not recur.

11.4	Equity Price Risk

The Company is exposed to equity price risk as a result of our unlisted available-for-sale equity securities. The carrying value of these investments in private companies is subject to fluctuations and their fair market value may be significantly different from the carrying value.

11.5	Fair Value of Designated Market-Sensitive Derivative Contracts

Not applicable

Item 12:	Description of Securities Other Than Equity Securities

Not applicable

Part II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

The Company has not experienced any material default in the payment of principal, interest, a sinking or purchase fund installment, or incurred any other material default, not cured within 30 days relating to the Company’s or any of its consolidated subsidiaries’ indebtedness.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our management concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

The Company’s management, including its CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including its CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date.

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

For more than the past five (5) years, the Common Shares of the Company have been trading on Nasdaq. During those periods of time when the Company did not have any independent directors, our full Board of Directors fulfilled the functions of an audit committee pursuant to Section 3(a)(58)(B) of the Exchange Act. For each of 2017, 2018 and 2019, our audit committee has consisted of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Company’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of Nasdaq.

Item 16B:	Code of Ethics

On April 26, 2005, the Company adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of the Company’s code of ethics for senior executives is on file with the SEC.

Item 16C:	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2019 and 2018 for professional services rendered by the principal independent accountant for the audit of the Company’s annual financial statements totaled $0.9 million and $0.8 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2019 and 2018 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $39 thousand and $40 thousand, respectively.

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

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G:	CORPORATE GOVERNANCE

The Common Shares of the Company are currently traded on the Nasdaq Global Market tier. However, as the Company has a more than fifty percent (50%) shareholder, the Company relies upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors. At present, a majority of the directors of the Company is affiliated with PEWC. The Company also relies on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). The independent directors of the Company meet periodically in executive session in their capacity as members of the Audit Committee of the Board of Directors of the Company without other Directors present, but on occasion meet with the independent auditors of the Company present in such executive session, and on occasion meet with members of management present in order to understand more fully management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements. These are the only material differences between the Company’s corporate governance practices and the corporate governance practices set forth for domestic companies under the Nasdaq rules on the subject matter.

ITEM 16H:	MINE SAFETY DISCLOSURE

Not applicable

Part III

ITEM 17:	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18:	FINANCIAL STATEMENTS

See pages F-1 – F-105.

ITEM 19:	EXHIBITS
19.1	Index to Audited Financial Statements

Report of independent registered public accounting firm

Consolidated income statements for the years ended December 31, 2019, 2018 and 2017

Consolidated statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017

Consolidated balance sheets as of December 31, 2019 and 2018

Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017

Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017

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

2.1	Description of the Rights of Holders of Common Shares.

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996). (P)

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

8	List of significant subsidiaries (see Note 2.2 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

15.1	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 27 , 2020	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2019 and 2018

Years ended December 31, 2019, 2018 and 2017

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principles

As discussed in Note 4.1 the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments and revenue from contracts with customers in 2018.

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

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 27, 2020

We have served as the Company's auditor since 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2019, 2018 and 2017

		2019	2018	2017
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	338,160	425,940	425,215

Cost of sales	7(g),13	(313,373)	(389,692)	(385,527)
Gross profit		24,787	36,248	39,688

Other operating income	7(a)	385	805	5,084
Selling, general and administrative expenses	7(g)	(25,051)	(26,924)	(27,248)
Other operating expenses	7(b)	(770)	(1,445)	(909)
Operating (loss) /profit		(649)	8,684	16,615

Finance costs	7(c)	(1,012)	(1,378)	(1,221)
Finance income	7(d)	506	482	876
Share of loss of associates	19	(3)	(3)	(3)
Loss on liquidation of a subsidiary		—	—	(261)
Exchange gain		1,550	1,741	2,784
Other income	7(e)	717	1,817	214
Other expense	7(f)	(3)	(11)	(336)
Profit before tax		1,106	11,332	18,668

Income tax expense	8	(2,057)	(3,886)	(5,140)
(Loss) /Profit for the year		(951)	7,446	13,528

Attributable to:
Equity holders of the parent		(1,632)	2,928	8,720
Non-controlling interests		681	4,518	4,808
		(951)	7,446	13,528

(Loss) /earnings per share
Basic and diluted (loss)/profit for the year attributable to equity holders of the parent	9	$(0.12)	$0.21	$0.63

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2019, 2018 and 2017

		2019	2018	2017
	Note	US$’000	US$’000	US$’000
Profit /(loss) for the year		(951)	7,446	13,528
Other comprehensive income/(loss)
Other comprehensive income /(loss) to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	23(c)	10,677	(4,388)	15,882
Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	23(c)	—	—	248
		10,677	(4,388)	16,130
Net gain/(loss) on available-for-sale financial assets		—	—	(80)
Income tax effect	8	—	—	16
Other comprehensive income from available-for-sale financial assets, net of tax	22	—	—	(64)

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income	11(d)	1,670	(419)	—
Income tax effect	8	(334)	84	—
Other comprehensive income from equity instruments measured at fair value, net of tax	22	1,336	(335)	—
Re-measuring loss on defined benefit plans	21	(1,727)	(410)	(772)
Income tax effect	8	345	82	154
Defined benefit pension plan, net of tax	22	(1,382)	(328)	(618)

Other comprehensive income/(loss) for the year, net of tax		10,631	(5,051)	15,448

Total comprehensive income for the year, net of tax		9,680	2,395	28,976

Attributable to:
Equity holders of the parent		3,786	(2,038)	18,992
Non-controlling interests		5,894	4,433	9,984
		9,680	2,395	28,976

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

		As of December 31,
		2019	2018
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	53,673	60,778
Trade receivables	12	74,077	79,617
Other receivables	12,27(e)	6,868	12,422
Contract assets	14	4,686	1,460
Due from related parties	24	11,566	12,061
Inventories	13	85,187	83,925
Prepayments	16(c)	1,926	1,140
Other current assets		1,521	2,745
		239,504	254,148
Non-current assets
Financial assets at fair value through other comprehensive income	11,26	4,062	2,332
Property, plant and equipment	15,27(e)	41,747	41,418
Right-of-use assets	16(a)	3,735	—
Prepaid land lease payments	16(c)	—	978
Investment properties	7(a),17,26	730	720
Intangible assets	18	128	157
Investments in associates	19	935	864
Deferred tax assets	8	3,939	3,919
Other non-current assets		4,131	1,262
		59,407	51,650
Total assets		298,911	305,798

Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	11,356	24,814
Trade and other payables	20	16,879	21,127
Due to related parties	24	3,284	2,997
Financial liabilities at fair value through profit or loss	11,26	3	142
Accruals		14,437	14,197
Current tax liabilities	8	2,872	3,863
Employee benefit liabilities	21	1,888	1,282
Lease liabilities	11(d)	574	44
Other current liabilities	22	2,356	3,272
		53,649	71,738
Non-current liabilities
Employee benefit liabilities	21	10,434	8,273
Lease liabilities	11(d)	2,254	46
Deferred tax liabilities	8	4,139	3,925
		16,827	12,244
Total liabilities		70,476	83,982

Equity	23
Issued capital		138	138
Additional paid-in capital		110,416	110,376
Treasury shares		(38)	(38)
Retained earnings		53,384	55,016
Other components of equity		(10,046)	(15,464)
Equity attributable to equity holders of the parent		153,854	150,028
Non-controlling interests	6	74,581	71,788
Total equity		228,435	221,816
Total liabilities and equity		298,911	305,798

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019, 2018 and 2017

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Available-for-sale reserve	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2017		138	110,608	(38)	46,012	(435)	907	—	(21,242)	135,950	61,225	197,175
Net profit		—	—	—	8,720	—	—	—	—	8,720	4,808	13,528
Other comprehensive income/(loss)	23	—	—	—	—	(315)	(33)	—	10,620	10,272	5,176	15,448
Total comprehensive income/(loss)		—	—	—	8,720	(315)	(33)	—	10,620	18,992	9,984	28,976
Dividend paid	23	—	—	—	(1,382)	—	—	—	—	(1,382)	(1,943)	(3,325)
Effect from the changes in shareholding percentage in subsidiary	2.2	—	(232)	—	—	—	—	—	—	(232)	232	—
Balance at December 31, 2017		138	110,376	(38)	53,350	(750)	874	—	(10,622)	153,328	69,498	222,826
Reclassification on adoption of IFRS 9 and IFRS 15	4.1	—	—	—	(156)	—	(874)	874	—	(156)	63	(93)
Balance at January 1, 2018		138	110,376	(38)	53,194	(750)	—	874	(10,622)	153,172	69,561	222,733
Net profit		—	—	—	2,928	—	—	—	—	2,928	4,518	7,446
Other comprehensive income/(loss)	23	—	—	—	—	(167)	—	(170)	(4,629)	(4,966)	(85)	(5,051)
Total comprehensive income/(loss)		—	—	—	2,928	(167)	—	(170)	(4,629)	(2,038)	4,433	2,395
Dividends paid	23	—	—	—	(1,106)	—	—	—	—	(1,106)	(2,206)	(3,312)
Balance at December 31, 2018		138	110,376	(38)	55,016	(917)	—	704	(15,251)	150,028	71,788	221,816
Net loss		—	—	—	(1,632)	—	—	—	—	(1,632)	681	(951)
Other comprehensive income/(loss)	23	—	—	—	—	(704)	—	680	5,442	5,418	5,213	10,631
Total comprehensive income/(loss)		—	—	—	(1,632)	(704)	—	680	5,442	3,786	5,894	9,680
Dividends paid	23	—	—	—	—	—	—	—	—	—	(2,763)	(2,763)
Effect from the changes in shareholding percentage in subsidiary	2.2	—	40	—	—	—	—	—	—	40	(338)	(298)
Balance at December 31, 2019		138	110,416	(38)	53,384	(1,621)	—	1,384	(9,809)	153,854	74,581	228,435

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019, 2018, and 2017

		2019	2018	2017
	Note	US$’000	US$’000	US$’000
Operating activities:
Profit before tax		1,106	11,332	18,668
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,16,17	5,274	4,936	4,972
Impairment of property, plant and equipment	15	546	11	223
Amortization of prepaid land lease payments	16	—	38	35
Amortization of intangible assets	18	50	44	49
Gain on disposal of property, plant and equipment	7(a)	(88)	(93)	(99)
Gain on disposal of assets classified as held for sale	7(a)	—	—	(4,525)
Adjustment for loss (gain) on fair value of derivatives	7(e),7(f)	(146)	2	332
Dividend income	7(e)	(109)	(105)	(100)
Finance income	7(d)	(506)	(482)	(876)
Finance costs	7(c)	1,012	1,378	1,221
Share of loss of associates	19	3	3	3
Impairment (reversal of impairment) for trade receivables	12(a)	(122)	570	302
Impairment for trade receivables for related parties	7(b)	—	1	27
Impairment of other receivable	7(b)	30	53	—
Impairment (write-back of impairment) of inventories	13	(322)	1,613	532
Unrealized foreign exchange difference, net		(503)	(742)	(1,771)
Loss on liquidation of subsidiary		—	—	261
Changes in operating assets and liabilities
Trade and other receivable, net		16,031	27,993	(17,438)
Contract assets		(3,160)	(1,317)	—
Inventories		3,166	10,339	(11,523)
Prepayment and other current assets		484	133	123
Amounts due to/from related parties		1,177	(1,422)	2,733
Other non-current assets		(238)	(55)	77
Trade and other payables, accruals, other current liabilities and other non-current liabilities		(5,527)	(8,518)	(6,778)
Net cash flows (used in) provided by operating activities		18,158	45,712	(13,552)
Dividend received		109	105	100
Interest received		457	405	858
Interest paid		(894)	(1,216)	(1,043)
Income tax paid		(2,690)	(4,357)	(2,787)
Net cash provided (used in) by operating activities		15,140	40,649	(16,424)
Investing activities:
Purchases of property, plant and equipment	28	(5,442)	(4,441)	(4,903)
Purchases of intangible assets	18	(20)	(67)	(10)
Purchases of investment properties	17	—	—	(84)
Purchases of long-term bank deposits		(272)	(410)	(475)
Purchases of short-term bank deposits		(835)	—	—
Proceeds from disposal of held for sale assets	7(a)	—	—	8,011
Proceeds from disposal of property, plant and equipment		171	100	510
Proceeds from disposal of other financial assets-held to maturity		—	—	340
Net cash (used in) provided by investing activities		(6,398)	(4,818)	3,389
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries		(2,763)	(2,206)	(1,943)
Dividend paid to company's shareholders	23(b)	—	(1,106)	(1,382)
Repayments of borrowings		(19,811)	(25,737)	(17,306)
Proceeds from borrowings		5,349	9,517	27,714
Change in financial lease liabilities		—	(46)	(41)
Principal elements of lease payments	28	(426)	—	—
Effect from the changes in shareholding percentage in subsidiary		(298)	—	—
Net cash (used in) provided by financing activities		(17,949)	(19,578)	7,042
Effect of exchange rate		2,102	(1,568)	3,855
Net (decrease) increase in cash and cash equivalents		(7,105)	14,685	(2,138)
Cash and cash equivalents at beginning of year	10	60,778	46,093	48,231
Cash and cash equivalents at end of year	10	53,673	60,778	46,093

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

Asia Pacific Wire & Cable Corporation Limited (“APWC” or the “Company”), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. The Company is principally engaged in owning operating companies engaged in the power cable, telecommunication cable, enameled wire and electronic cable industry. The Company’s registered office is located at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda. The Company’s executive business office is presently located in Taipei, Taiwan.

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

PEWC is currently holding 75.4% of the equity of the Company and is the Company’s ultimate parent company

Share Capital Repurchase Program

The Company’s Board of Directors authorized a share capital repurchase program on August 28, 2012.  During 2012 and 2013, the Company repurchased 11,100 shares with total considerations of $38 until the Company suspended the share capital repurchase program as of June 30, 2013. The Company records the value of its common shares held in the treasury at cost.

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2019 and 2018, and the results of operations of the Company and all subsidiaries for the years ended December 31, 2019, 2018 and 2017.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2019	2018
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	97.93%	97.93%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	98.06%	98.06%
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”) (ii)	45.84%	30.56%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC") (iii)	100.00%	100.00%
YASHIN Energy Corporation Limited ("YASHIN") (iii)	100.00%	100.00%
YADING Energy Corporation Limited ("YADING") (iii)	100.00%	100.00%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)

(i)	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

(ii)

The directors have concluded that the Company controls SFO, even though it holds less than half of the voting rights of this subsidiary. This is because the Company is the largest shareholder with a 50.93% equity interest in Charoong Thai, which held a 90% and 60% equity interest of SFO as of December 31. 2019 and 2018, respectively.

On October 30, 2019, Charoong Thai acquired additional 30% interest in SFO for a total consideration of THB 9 million, thereby increasing the Company’s interest in SFO from 30.56% to 45.84%. The Company recorded the effect of change in shareholding of the subsidiaries, amounting to $40 under the caption of “Additional paid-in capital” in the consolidated statement of change in equity.

(iii)

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

The operating profit is the profit earned from core business operations, and it does not include any profit earned from investment and the effects of interest and taxes.

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

The balance of bank overdraft was nil as of December 31, 2019 and 2018.

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

From January 1, 2019

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, the Company assesses whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee

The Company, as a lessee, applies a single accounting model to recognize assets and liabilities for all leases, except for the lease term is 12 months or less or the underlying asset has a low value. The Company recognizes lease liabilities to make lease payment and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payment made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

►Land use right	2 to 37 years
►Buildings	2 to 3 years
►Motor vehicles	1 to 3 years
►Office equipment	5 years

If the ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies Note 3.11 impairment of non-financial assets.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.7	Leases (continued)

(ii) Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payment to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payment) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to its leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

The Company as a lessor

Leases for which the Company is a lessor are classified each of its leases as either an operating lease or finance lease.

Finance lease

Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset, the lease is classified as a finance lease. Amount due from lessees under finance lease are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Operating lease

Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Property (land and/or a building, or part of a building) subject to an operating lease shall be recognized as an investment property.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.7	Leases (continued)

Prior to January 1, 2019

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
From January 1, 2018

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

(iii) Foreign currency forward contracts

Non-hedging derivatives are initially recognized at fair value on the date a derivative contract is entered into and recorded as financial assets or financial liabilities at fair value through profit or loss. They are subsequently re-measured at fair value, and the gains or losses are recognized in profit or loss.

(iv) Impairment of financial instruments

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

(e)   Lease receivables within the scope of IFRS 16 Leases from January 1, 2019 and IAS 17 prior to

January 1, 2019.

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

(v) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if when the following conditions are met: (i) there is a currently enforceable legal right to offset the recognized amounts; and (ii) there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(vi) Fair value of financial instruments

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
Prior to January 1, 2018

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

Available-for-sale financial assets(continued)

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

Impairment losses of continuing operations are recognized in the income statement in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement.

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

Deferred tax (continued)

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

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the tax is recognized in other comprehensive income or equity. Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss.

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

Custodial service revenue and transportation service are recognized over time. The transaction price allocated to these services is recognized as a contract liability at the time of the initial sales transaction and released on actual basis over the period of services.

Onerous operating contracts

Onerous contract is a type of contract in which the costs of meeting the obligations under the contract are higher than the economic benefits received under the contract.

The Company has contracts to supply products that may become onerous due to changing circumstances. The Company establishes the unavoidable costs of meeting the obligations under the contract as an accrued liability for the contractual responsibilities. For example, when rising copper price renders a contract onerous, the liability is calculated based on the difference between the copper price on the London Metal Exchange (the “LME”) at reporting date and the prices determined in the contracts, if the difference exceeds the profit of the original contract.  The unavoidable costs exceeding the profit of the contract is recognized in cost of sales or other operating expense based on the nature of the unavoidable costs.

Prior to January 1, 2018

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

The government grants received during 2019 and 2018 were immaterial. See Note 22 for further details.

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

Measurement of ECL allowance for trade receivables

The Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 month before December 31, 2019 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. The Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.

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

As of December 31, 2019, the Company has $20,580 (2018: $16,762) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $546 (2018: $644) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $5,068 (2018: $3,876; 2017: $3,947). Further details on taxes are disclosed in Note 8.

Post-employment benefits under defined benefit plans

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rate of 1 to 13 times of their final monthly salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees at rates of 1 to 26 times of their final monthly salary.

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

In determining the appropriate discount rate, management considers the inactive corporate bond trading in Thailand, taken into account the yields on Thai Government Bonds and extrapolated maturity corresponding to the expected duration of the defined benefit obligation.

The mortality rate is based on most recent mortality investigation on policyholders of life insurance companies in Thailand. Future salary increases and pension increases are based on expected future inflation rates derived from external economic data, together with historical experience of Charoong Thai.

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

The carrying amount of the Company’s gross amounts due from customers for contract work-in-progress is disclosed in Note 14.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS

4.1	Recently applied accounting pronouncements

(a) New and amended standard applied effective in 2019

The Company has initially applied IFRS 16 from January 1, 2019. The nature and effect of the changes as a result of application of the new accounting standard is described below.

IFRS 16 Leases

IFRS 16 supersedes IAS 17, Leases and related interpretation, and it sets out the requirements for the recognition, measurement, presentation and disclosure of leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting still uses the dual classification approach to classify each lease as an operating lease or a finance lease.

The Company applied IFRS 16 initially on January 1, 2019 using the modified retrospective method. In accordance with the IFRS 16 transition guidance, the cumulative effect of adopting the new standard is recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

Upon the application of IFRS 16 on January 1, 2019, the Company applied the following practical expedients permitted by the standard:

►the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

►	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
►	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
►	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently applied accounting pronouncements (continued)

The significant effects of adopting the IFRS 16 as of January 1, 2019 are summarized as below:

Affected items of consolidated balance sheet	As of December 31, 2018	Effect of application of new standards	As of January 1, 2019	Remarks
	US$’000	US$’000	US$’000
Assets
Prepayments	1,140	(59)	1,081	B
Lease assets*	66	(66)	—	A
Right-of-use assets	—	3,801	3,801	A, B, C
Prepaid land lease payments	978	(978)	—	B
Total affected assets	2,184	2,698	4,882
Liabilities
Financial lease liabilities - current	44	362	406	C
Financial lease liabilities - non-current	46	2,336	2,382	C
Total affected liabilities	90	2,698	2,788
* included in the line "Property, plant and equipment" in the balance sheet

A. Lease assets of $66 previously recognized under finance leases were reclassified from property, plant and equipment to right-of-use assets.

B. Prepaid land lease payments of $59 and $978 previously classified as prepayment under current assets and prepaid land lease payments under non-current assets were reclassified to right-of-use assets.

C.  The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases under IAS 17, except for short-term leases and leases of low-value asset. The Company recognized right-of-use assets based on the amount equal to the lease liabilities. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2019.

Additionally, operating cash flows increased and financing cash flows decreased by $354 for the year ended December 31, 2019 as repayments on the principal portion of non-finance lease liabilities were classified as cash flows from financing activities for the year ended December 31, 2019, where previously it was classified as operating cash flows.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently applied accounting pronouncements (continued)

Reconciliation of IAS 17 non-cancelled operating lease commitment to IFRS 16 lease liability:

2019
US$’000
Operating lease commitments disclosed as at December 31, 2018	3,263
Add: finance lease liabilities recognized as at December 31, 2018	90
Discounted using the incremental borrowing rate at January 1, 2019	(380)
Recognition exemption for:
Short-term leases	(169)
Leases of low-value assets	(16)
Lease liabilities recognized as at January 1, 2019	2,788

         As of January 1, 2019, the weighted average discount rate was 3.48%.

(b) New and amended standard applied effective in 2018

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently applied accounting pronouncements (continued)

The Company has elected not to restate prior period financial statements using the modified retrospective approach under IFRS 9 as of January 1, 2018. The comparative information has not been restated which continues to be reported under IAS 39. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings and other components of equity.

The significant effects of adopting the new standards as of January 1, 2018 are summarized as below:

Affected items of consolidated balance sheet	As of December 31, 2017	Effect of application of new standards	As of January 1, 2018	Remarks
	US$’000	US$’000	US$’000
Assets
Contract assets - current	—	162	162	A
Gross amounts due from customers for contract work-in-progress	162	(162)	—	A
Trade receivables	112,403	16	112,419	C
Financial assets – available for sale	2,747	(2,747)	—	B
Financial assets at fair value through other comprehensive income	—	2,747	2,747	B
Deferred income tax assets	3,022	4	3,026	D
Total affected assets	118,334	20	118,354
Liabilities
Contract liabilities - current	—	113	113	E
Total affected liabilities	—	113	113
Equity
Retained earnings	53,350	(93)	53,257	B, C, D, E
Total affected equity	53,350	(93)	53,257
Total affected liabilities and equity	53,350	20	53,370

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

C. The application of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for trade receivable by replacing IAS 39’s incurred loss approach with a forward looking ECL approach.  Upon application of IFRS 9, the Company reversed impairment on trade receivables by $16. As a result, trade receivables and retained earnings increased by $16.

D. The Company recognized deferred income tax assets for the temporary differences arising from the adjustments upon initial application of IFRS 9 and IFRS 15. Deferred income tax assets and retained earnings both increased by $4.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently applied accounting pronouncements (continued)

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

Affected items of consolidated income statement for the year ended December 31, 2018	As reported	Adjustments	Amounts without application of IFRS 15
	US$’000	US$’000	US$’000
Revenue	425,940	(26)	425,914
Gross profit	36,248	(26)	36,222
Operating profit	8,684	(26)	8,658
Profit before tax	11,332	(26)	11,306
Income tax expense	(3,886)	5	(3,881)
Profit for the year	7,446	(21)	7,425

Affected items of consolidated balance sheet as of December 31, 2018	As reported	Adjustments	Amounts without application of IFRS 15
	US$’000	US$’000	US$’000
Assets
Contract assets - current	1,460	(1,460)	—
Gross amounts due from customers for contract work-in-process	—	1,460	1,460
Deferred income tax assets	3,919	(18)	3,901
Total affected assets	5,379	(18)	5,361
Liabilities
Other current liabilities	3,272	(88)	3,184
Total affected liabilities	3,272	(88)	3,184
Equity
Retained earnings	55,016	34	55,050
Foreign currency translation reserve	(15,251)	1	(15,250)
Non-controlling interests	71,788	35	71,823
Total affected equity	111,553	70	111,623
Total affected liabilities and equity	114,825	(18)	114,807

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently applied accounting pronouncements (continued)

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

Definition of a business: Amendments to IFRS 3

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendment applies to businesses acquired in annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Company will not be affected by these amendments on the date of transition.

Definition of material: Amendments to IAS 1 and IAS 8

In October 2018, the IASB issued amendments of IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that “information is material if omitting, misstating or obscuring if could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific report entity.” The amendments take effect for materiality judgements made in annual periods beginning on or after January 1, 2020, and are applied prospectively. Earlier application is permitted (the entity must disclose that fact).

The Company does not expect the amendments to have an impact on its consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.2	New accounting pronouncements not effective (continued)

Classification of liabilities as current or non-current: Amendments to IAS 1

On January 23, 2020, the IASB issued a narrow-scope amendment to IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period.

They:

►

clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting date and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;

►	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
►	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted.

The amendment could affect the classification of liabilities, particularly for previously considered management’s intention to determine classification and for some liabilities that can be converted into equity. The Company is based on the contractual arrangement in place at the reporting date for the classification, thus, the Company does not expect the amendment to have an impact on its consolidated financial statements.

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

During 2018, CODM changed the measures of profitability by operating segments, replacing gross profit and gross profit margin with operating profit (loss) and operating profit (loss) margin. This change reflects a better explanation of the elements of performance. This change has been applied to comparative figures for 2017 presented in this document.

Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.

5(b)Information about reportable segments

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	76,575	172,379	89,206	338,160	—	338,160
Inter-segment	—	6	—	6	(6)	—
Segment operating profit/(loss)	1,237	3,042	(1,659)	2,620	(2,884)	(264)
Depreciation and amortization	(811)	(2,842)	(1,613)	(5,266)	(58)	(5,324)
Depreciation from right of use assets	(44)	—	(441)	(485)	(22)	(507)
Impairment of property, plant and equipment	(549)	3	—	(546)	—	(546)
Interest income	57	403	45	505	1	506
Interest expense	(239)	(481)	(102)	(822)	(23)	(845)
Income tax (expense)/benefit	(561)	(1,235)	105	(1,691)	(366)	(2,057)

Other disclosures
Capital expenditure	552	4,590	242	5,384	78	5,462

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(b)Information about reportable segments (continued)

Year ended December 31, 2018	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	103,647	213,424	108,869	425,940	—	425,940
Inter-segment	4,076	392	6,308	10,776	(10,776)	—
Segment operating profit/(loss)	5,234	9,539	(2,306)	12,467	(3,143)	9,324
Depreciation and amortization	(829)	(2,836)	(1,333)	(4,998)	(20)	(5,018)
Impairment of property, plant and equipment	—	(11)	—	(11)	—	(11)
Interest income	117	611	42	770	(288)	482
Interest expense	(397)	(748)	(34)	(1,179)	(21)	(1,200)
Income tax (expense)/benefit	(1,212)	(2,152)	384	(2,980)	(906)	(3,886)

Other disclosures
Capital expenditure	1,188	2,859	451	4,498	10	4,508

Year ended December 31, 2017	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	101,533	206,485	117,197	425,215	—	425,215
Inter-segment	890	1,044	—	1,934	(1,934)	—
Segment operating profit/(loss)	3,256	11,053	1,205	15,514	(3,074)	12,440
Depreciation and amortization	(979)	(2,760)	(1,314)	(5,053)	(3)	(5,056)
Impairment of property, plant and equipment	(213)	(10)	—	(223)	—	(223)
Interest income	51	845	61	957	(81)	876
Interest expense	(428)	(553)	(52)	(1,033)	67	(966)
Income tax (expense)/benefit	(1,395)	(2,727)	(342)	(4,464)	(676)	(5,140)

Other disclosures
Capital expenditure	991	3,332	590	4,913	—	4,913

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(c)Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Segment operating profit	2,620	12,467	15,514
Corporate expenses adjustments and eliminations	(2,884)	(3,143)	(3,074)
	(264)	9,324	12,440
Other operating income	385	805	5,084
Other operating expenses	(770)	(1,445)	(909)
Operating profit	(649)	8,684	16,615
Finance costs	(1,012)	(1,378)	(1,221)
Finance income	506	482	876
Share of loss of associates	(3)	(3)	(3)
Loss on liquidation of subsidiary	—	—	(261)
Exchange gain	1,550	1,741	2,784
Other income	717	1,817	214
Other expense	(3)	(11)	(336)
Profit before tax	1,106	11,332	18,668

5(d)Segment assets and liabilities

					Corporate
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2019
Total assets	49,379	165,579	76,618	291,576	7,335	298,911
Total liabilities	14,212	26,706	21,834	62,752	7,724	70,476
As of December 31, 2018
Total assets	54,250	173,398	70,574	298,222	7,576	305,798
Total liabilities	20,169	42,887	14,015	77,071	6,911	83,982

Reconciliation of assets:

	As of December 31,
	2019	2018
	US$’000	US$’000
Segment operating assets	291,576	298,222
Corporate and other assets	2,466	2,869
Investment in associates	935	864
Deferred tax assets	3,939	3,919
Inter-segment elimination	(5)	(76)
Total assets	298,911	305,798

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(d)Segment assets and liabilities (continued)

Reconciliation of liabilities:

	As of December 31,
	2019	2018
	US$’000	US$’000
Segment operating liabilities	62,752	77,071
Corporate liabilities	3,591	3,019
Deferred tax liabilities	4,139	3,925
Inter-segment elimination	(6)	(33)
Total liabilities	70,476	83,982

5(d-1)The application of IFRS 16 increased the segment assets and liabilities as below:

					Corporate
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2019
Assets	—	—	2,506	2,506	192	2,698
Liabilities	—	—	2,552	2,552	205	2,757

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

Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	49,493	78,686	128,179	—	128,179
Enamel	76,575	102,997	—	179,572	—	179,572
Others*	—	19,889	10,520	30,409	—	30,409
	76,575	172,379	89,206	338,160	—	338,160
Timing of revenue recognition
At a point in time	76,575	172,031	82,584	331,190	—	331,190
Over time	—	348	6,622	6,970	—	6,970
	76,575	172,379	89,206	338,160	—	338,160
* includes revenues from SDI service contracts, fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(e)Disaggregated revenues and geographical information (continued)

Year ended December 31, 2018	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	64,771	92,130	156,901	—	156,901
Enamel	103,647	114,247	—	217,894	—	217,894
Others*	—	34,406	16,739	51,145	—	51,145
	103,647	213,424	108,869	425,940	—	425,940
Timing of revenue recognition
At a point in time	103,647	213,212	92,133	408,992	—	408,992
Over time	—	212	16,736	16,948	—	16,948
	103,647	213,424	108,869	425,940	—	425,940
* includes revenues from SDI service contracts, fabrication service contracts, and sale of other wires and cables products.

The Company recognizes no revenues from performance obligations satisfied in previous years in 2019 and 2018.

Year ended December 31,
2017
US$’000
Manufactured Products	361,853
Distributed Products	41,985
SDI	21,377
Total Revenue	425,215

Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	116,160	154,207	158,565
Singapore	46,218	63,781	76,453
Australia	34,447	37,594	34,901
China	81,813	111,917	108,561
India	36,121	45,008	31,291
Southeast Asia	23,390	13,339	15,394
Northeast Asia	11	94	50
	338,160	425,940	425,215

Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(e)Disaggregated revenues and geographical information (continued)

Major customer information

Revenue from one customer in the Thailand region amounted to $23,118 represented 6.84% of 2019 consolidated revenue. Revenue from another customer in the ROW region amounted to $37,197 in 2018 and $36,518 in 2017 represented 8.73% and 8.59% of 2018 and 2017 consolidated revenue, respectively.

Non-current assets information

The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2019	2018
	US$’000	US$’000
Non-current assets by country:
Thailand	32,723	28,407
Singapore	7,869	5,868
China	5,661	6,592
Australia	2,661	2,684
Other	290	54
Total non-current assets	49,204	43,605

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

6(a)Material subsidiaries

The Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:

Proportion of equity interest held by NCI:

	Country of incorporation	As of December 31,
Name	and operation	2019	2018
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	31.25%	31.25%

From APWC group perspective, SYE is considered an entity with material non-controlling interests and should be separated from Charoong Thai group.

6(b)Summarized financial information about the subsidiaries

The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized income statements	CTW consolidated
	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Revenue	172,385	213,424	207,529
Profit before tax	4,352	11,736	12,985
Income tax expense	(1,235)	(2,150)	(2,727)
Profit for the year	3,117	9,586	10,258
Other comprehensive income	9,194	3,965	10,182
Total comprehensive income	12,311	13,551	20,440
Profit attributable to non-controlling interests	1,378	4,509	4,896
Dividends paid to non-controlling interests	2,763	2,181	1,943

Summarized income statements	SYE
	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Revenue	20,743	33,790	33,533
Loss before tax	(2,272)	(837)	(161,011)
Income tax expense	—	—	—
Loss for the year	(2,272)	(837)	(161,011)
Other comprehensive income/(loss)	(46)	(255)	345
Total comprehensive loss	(2,318)	(1,092)	(160,666)
Loss attributable to non-controlling interests	(710)	(262)	(15)
Dividends paid to non-controlling interests	—	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

Summarized balance sheets	CTW consolidated		SYE
	As of December 31,		As of December 31,
	2019	2018	2019	2018
	US$’000	US$’000	US$’000	US$’000
Current assets	127,539	141,761	9,038	11,293
Non-current assets	49,009	42,691	1,385	1,881
Current liabilities	(15,350)	(33,715)	(8,239)	(8,671)
Non-current liabilities	(11,358)	(8,161)	—	—
Total equity	149,840	142,576	2,184	4,503

Equity attributable to:
Equity holders of the parent	76,216	73,621	1,502	3,096
Non-controlling interests	73,624	68,955	682	1,407

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Operating	10,776	38,784	(24,018)
Investing	2,319	(9,137)	6,589
Financing	(20,260)	(12,585)	12,836
Effect of changes in exchange rate on cash	2,376	(102)	1,678
Net (decrease) increase in cash and cash equivalents	(4,789)	16,960	(2,915)

Summarized cash flow information	SYE
	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Operating	5,135	3,648	833
Investing	(165)	(277)	(252)
Financing	(1,847)	(4,005)	(563)
Effect of changes in exchange rate on cash	(28)	(34)	65
Net increase (decrease) in cash and cash equivalents	3,095	(668)	83

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS

7(a)Other operating income

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Gain on disposal of property, plant, and equipment	88	93	99
Reversal of allowance for trade receivable	122	—	—
Gain on disposal of assets classified as held for sale	—	—	4,525
Reversal of allowance for foreseeable loss	—	507	—
Other operating income – others	175	205	460
Total other operating income	385	805	5,084

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

7(b)Other operating expenses

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Allowance for trade receivables for related parties	—	1	27
Allowance for trade receivables	—	570	302
Allowance for other receivable	30	53	—
Allowance for foreseeable loss	193	—	276
Impairment of property, plant, and equipment	546	11	223
Other operating expenses – others	1	810	81
Total other operating expenses	770	1,445	909

For the year ended December 31, 2018, the Company recognized other operating expenses – others, which amounted to $749, due to a write-off of other current assets.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(c)Finance costs

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Interest on debts and borrowings	754	1,196	962
Interest on leases liabilities	91	4	4
Total interest expenses	845	1,200	966
Banking charges	167	178	255
Total finance costs	1,012	1,378	1,221

7(d)Finance income

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Interest income	506	482	876
Total finance income	506	482	876

7(e)Other income

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Other income	462	1,712	114
Dividend income	109	105	100
Net gain on financial instruments	146	—	—
Total other income	717	1,817	214

Other Income for the year ended December 31, 2018 includes income from discharge of related party liabilities, which amounted to $1,537. Refer to Note 24(b) for related party transactions.

7(f)Other expenses

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Others	3	9	4
Net loss on financial instruments	—	2	332
Total other expenses	3	11	336

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(g)Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,089	4,162	4,148
Depreciation – right-of-use assets	135	—	—
Amortization – intangible assets	10	9	9
Operating lease expenses	3	16	15
Included in selling expenses:
Depreciation – tangible assets	93	141	132
Depreciation – right-of-use assets	112	—	—
Amortization – intangible assets	1	1	—
Operating lease expenses	1	184	193
Included in general and administrative expenses:
Depreciation – tangible assets	552	598	657
Depreciation – right-of-use assets	260	—	—
Amortization – intangible assets	39	34	40
Amortization – prepaid land lease payment	—	38	35
Depreciation – investment property	33	35	35
Operating lease expenses	170	200	201
	5,498	5,418	5,465

7(h)Employee benefits expenses

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	14,429	13,674	13,474
Labor and health insurance costs	126	162	168
Pension costs	994	890	869
Other employment benefits	816	892	817
Included in selling expenses:
Wages and salaries	3,495	3,685	3,641
Labor and health insurance costs	12	14	14
Pension costs	330	324	325
Other employment benefits	50	68	64
Included in general and administrative expenses:
Wages and salaries	8,117	8,818	8,364
Labor and health insurance costs	85	224	219
Pension costs	757	671	656
Director fees	640	1,046	1,119
Other employment benefits	286	325	342
Total employee benefits expenses	30,137	30,793	30,072

The accrued compensation and retirement benefits for expatriates were included in employee benefits expenses and in accruals.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2019, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2019 and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2016/2017, 2017/2018 and 2018/2019 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2019.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2019, 2018 and 2017 are:

	2019	2018	2017
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	1,699	4,068	4,785
Previously unrecognized tax loss used to reduce current income tax	—	(128)	(1,066)
Adjustments for current income tax of prior years	(16)	1	348
Total current income tax	1,683	3,941	4,067
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	374	243	1,210
Relating to change in tax rate	—	—	—
Previously unrecognized tax loss used to reduce deferred tax expenses	—	(298)	(137)
Total deferred tax expenses/(benefits)	374	(55)	1,073
Income tax expense reported in the income statement	2,057	3,886	5,140

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	334	(84)	(16)
Effect of change in tax rate	—	—	—
Net loss on actuarial gains and losses
Recognized during the year	(345)	(82)	(154)
Effect of change in tax rate	—	—	—
Income tax benefits charged to other comprehensive (loss) income	(11)	(166)	(170)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

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

	2019	2018	2017
	US$’000	US$’000	US$’000
Profit before tax	1,106	11,332	18,668
Tax at statutory rate of 20% (2018: 20%; 2017: 20%)	221	2,266	3,734
Foreign income taxed at different rate	499	697	1,151
Expenses not deductible for tax purpose	221	(33)	600
Utilization of previously unrecognized tax losses	—	(128)	(1,066)
Tax benefit arising from previously unrecognized tax losses	—	(298)	(137)
Net deferred tax asset not recognized	949	679	78
Written-off deferred tax	218	(4)	10
Tax exempt on income	(144)	(135)	(245)
Uncertain tax position	(454)	11	(270)
Return to provision adjustment	(16)	1	348
Deferred tax liability arising from undistributed earnings	215	578	602
Withholding tax on dividends	355	270	349
Others	(7)	(18)	(14)
Income tax expense reported in income statement	2,057	3,886	5,140

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2019	2018	2019	2018	2017
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,829)	(3,614)	215	578	602
Revaluations of financial assets at fair value through other comprehensive income (2017: Revaluations of available-for-sale investment to fair value)	(679)	(345)	—	—	—
Accrued interest income	(181)	(154)	13	12	11
Unutilized building allowance (net)	(36)	(133)	(98)	(95)	11
Unused tax losses	546	644	119	(459)	455
Allowance for doubtful accounts	245	290	47	(97)	(25)
Inventory impairment	554	657	147	(236)	(161)
Rebates and other accrued liabilities	472	426	(46)	(38)	(6)
Unpaid retirement benefits	1,553	1,353	(81)	(54)	(62)
Deferred revenue and cost of sales	23	16	(6)	(14)	393
Actuarial loss	796	450	—	—	—
Unabsorbed depreciation	637	701	57	(55)	(45)
Mark-to-Market value of forward contract	—	28	28	(28)	—
Others	(301)	(325)	(21)	431	(100)
Deferred tax expenses / (benefits)			374	(55)	1,073
Net deferred tax assets	(200)	(6)

Reconciliation of deferred tax assets, net

	2019	2018	2017
	US$’000	US$’000	US$’000
Opening balance as of January 1	(6)	(132)	526
Tax benefit/(expenses) during the period recognized in profit or loss	(374)	55	(1,073)
Tax benefit/(expenses) during the period recognized in other comprehensive income	11	166	170
Exchange difference on translation foreign operations	169	(95)	245
Closing balance as of December 31	(200)	(6)	(132)

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company has available unused net operating losses which arose in Thailand, China, Hong Kong, Singapore and Australia as of December 31, 2019 and 2018, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2019	2018
	US$’000	US$’000
2019	—	784
2020	3,067	3,020
2021	5,246	5,121
2022	2,216	2,105
2023	4,855	4,760
2024	3,605	—
No expiration	1,591	972
	20,580	16,762

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. The Company did not recognize deferred tax assets of $4,038 (2018: $3,084; 2017: $2,803) in respect of tax losses amounting to $18,422 (2018: $13,698; 2017: $12,769 ).

In addition, the Company did not recognize deferred assets of $1,030 (2018: $792 ; 2017: $1,144) in relation to deductible temporary differences amounting to $4,695 (2018: $3,557; 2017: $4,930).

There are no income tax consequences attached to the payment of dividends in either 2019 or 2018 by the Company to its shareholders.

As of December 31, 2019 and 2018, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore.  The Company’s tax years from 2011 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions	2019	2018	2017
	US$’000	US$’000	US$’000
Balance as of January 1	674	706	828
Additions based on tax positions related to the current year	—	—	—
Decrease due to lapses in statute of limitations	(215)	—	(175)
Exchange difference	(8)	(32)	53
Balance as of December 31	451	674	706

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2019, 2018, and 2017 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the effective tax rate is $451, $674 and $706, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	713	867	800
Accrued penalties on uncertain tax position	384	461	486
Total accrued interest and penalties on uncertain tax position	1,097	1,328	1,286

For the years ended December 31, 2019, 2018 and 2017, the Company recognized $81, $108 and $114 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2019, 2018 and 2017, the Company reversed $223, $nil and $276 in interest and $71, $nil and $87 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2019, 2018 and 2017, the exchange difference $(12), $(41) and $ 65 relating to interests, $(6), $(25) and $38 relating to penalty were included in income tax expenses.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.(LOSS) EARNINGS PER SHARE

(Loss) earnings per share are calculated by dividing net (loss) profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities. The treasury shares transaction resulted in an immediate reduction in outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted (loss) earnings per share.

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net (loss) profit attributable to APWC from continuing operations	(1,632)	2,928	8,720
Net (loss) profit attributable to APWC	(1,632)	2,928	8,720

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,819,669

(Loss) earnings per share – basic and diluted
Continuing operations	(0.12)	0.21	0.63
Total (loss) earnings per share – basic and diluted	(0.12)	0.21	0.63

Income from continuing operations attributable to non-controlling interests are $681, $4,518, and $4,808 for the years ended December 31, 2019, 2018 and 2017, respectively.

10.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2019	2018
	US$’000	US$’000
Cash on hand and cash at banks	53,673	60,778

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Other short-term deposits are presented as other receivables if they are pledged, or if they have a maturity over three months from the date of acquisition.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

11(a)Other financial assets and liabilities

	As of December 31,
	2019	2018
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	4,062	2,332
	4,062	2,332
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	3	142
	3	142

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

(ii)	Financial assets at fair value through other comprehensive income - unquoted equity instrument

On January 1, 2018, the date of initial application of IFRS 9, the Company elected to reclassify its unquoted equity instrument in Thai Metal Processing Co., Ltd (“TMP”), which is engaged in the fabrication of copper rods, from financial assets – available-for-sale to financial assets at fair value through other comprehensive income due to the investment being hold as a long-term strategic investment and not expected to be sold in the short to medium term. During the years ended December 31, 2019, 2018, and 2017, the Company received dividends of $109, $105, and $100 from TMP, respectively, which were recorded in other income (Note 7(e)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(b)Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with the Company’s banks, the Company may borrow up to approximately $287,017 and $275,334 as of December 31, 2019 and 2018, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2019 and 2018, the unused portion of the credit lines was approximately $207,928 and $182,361, respectively, which included unused letters of credit amounting to $113,255 and $92,256, respectively.

Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2019 and 2018, the Company had open letters of credit amounting to $15,209 and $22,426, respectively. Liabilities relating to the opened letters of credit are included in current liabilities.

	As of December 31,
	2019				2018
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Current interest-bearing loans and borrowings
Bank loans
Bank loans	5.00 ~ 5.50	Mar. 2020 ~ Sept. 2020	RMB$20,400	2,929	4.70 ~ 4.79	Jan. 2019 ~ Sept. 2019	RMB$42,100	6,130
Trust receipt	1.90 ~ 2.70	Jan. 2020 ~ Jun. 2020	THB$161,018	5,423	1.10 ~ 2.10	Jan. 2019 ~ Jun. 2019	THB$602,150	18,684
Trust receipt	3.05	Feb. 2020 ~ Apr. 2020	SGD$4,042	3,004
Total				11,356				24,814

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(c)Hedging activities and derivatives

(i)	Commodity price risk

The Company purchases copper on an ongoing basis as its operating activities require a continuous supply of copper for manufacturing products. To reduce the exposures to copper shortage, the Company enters into purchase contracts with commitment of monthly minimum purchase at market prices for selected operating units. The majority of these transactions take the form of contracts that are entered into and continue to be held for the purpose of receipt or delivery of the copper based on the Company’s expected purchase, sale or usage requirements. Such purchase commitment contracts are not deemed financial instruments or derivatives. To date, these contract positions have not had a material effect on the Company’s financial position, results of operations, and cash flow. Whether the annual copper purchase quantity needs to be reduced for the subsequent development, please see the Note 29 Subsequent event.

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

As of December 31, 2019 and 2018, the Company had outstanding forward contracts with notional amounts of $(0.9) million and $(9.4) million respectively.  The outstanding forward contracts at December 31, 2019 and 2018 mature between June 10 and June 23, 2020 and April 29 and June 17, 2019, respectively. The Company recognized gain (loss) on forward contracts as other income (expenses) – refer to Note 7(e) and Note 7(f).

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2019		2018
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	—	3	—	142

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(d)Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2019	2018	2019	2018
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Cash and cash equivalents	53,673	60,778	53,673	60,778
Trade receivables	74,077	79,617	74,077	79,617
Other receivables	6,868	12,422	6,868	12,422
Due from related parties	11,566	12,061	11,566	12,061
Financial assets-non-current
Financial assets at fair value through other comprehensive income	4,062	2,332	4,062	2,332
Long-term bank deposits*	1,246	887	1,246	887
Total	151,492	168,097	151,492	168,097

Financial liabilities-current
Interest-bearing loans and borrowings	11,356	24,814	11,356	24,814
Trade and other payables	16,879	21,127	16,879	21,127
Due to related parties	3,284	2,997	3,284	2,997
Financial liabilities at fair value through profit or loss	3	142	3	142
Financial lease liabilities	574	44	574	44
Financial liabilities-non-current
Financial lease liabilities	2,254	46	2,254	46
Total	34,350	49,170	34,350	49,170
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

►

Fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2019 and 2018, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

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
►

Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2019 was assessed to be insignificant.

(ii)	Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2019 and 2018)	Sensitivity of the input to fair value
				2019	2018
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $290	5% decrease in the discount would increase in fair value by $167

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

The Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

	2019	2018
	US$’000	US$’000
At January 1	2,332	2,747
Re-measurement financial assets to fair value, recognized in other comprehensive income/(loss)	1,670	(419)
Exchange difference on translation	60	4
At December 31	4,062	2,332

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES

	As of December 31,
	2019	2018
	US$’000	US$’000
Trade receivables	75,627	81,274
Less: Loss allowances	(1,550)	(1,657)
Trade receivable, net	74,077	79,617
Other receivables	6,986	12,502
Less: Loss allowances	(118)	(80)
Other receivable, net	6,868	12,422

12(a) Movement in the loss allowance on trade receivables

	2019	2018
	US$’000	US$’000
At January 1	1,657	3,456
Charge for the year	72	726
Write-off	(1)	(2,292)
Unused amounts reversed	(194)	(156)
Currency translation adjustment	19	(74)
Reclassification	(3)	(3)
At December 31	1,550	1,657

The Company recorded a loss allowance on trade receivables amounted to $2.0 million, for a specific customer of a subsidiary, as of December 31, 2017. This loss allowance on trade receivables was written off in 2018 based on the court judgement with no reasonable expectation of recovery.

12(b)Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2019
Expected loss rate	2.05%	0.14%	0.76%	3.75%	9.52%	23.89%	75.97%
Gross carrying amount - trade receivables	75,627	59,867	9,979	3,759	294	180	1,548
Loss allowances	1,550	86	76	141	28	43	1,176
Trade receivable, net	74,077	59,781	9,903	3,618	266	137	372

December 31, 2018
Expected loss rate	2.04%	0.07%	0.86%	3.95%	20.18%	31.71%	64.70%
Gross carrying amount - trade receivables	81,274	67,318	9,183	2,276	327	82	2,088
Loss allowances	1,657	45	79	90	66	26	1,351
Trade receivable, net	79,617	67,273	9,104	2,186	261	56	737

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TRADE AND OTHER RECEIVABLES (continued)

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

The impairment of trade receivables was assessed based on the incurred loss model as of December 31, 2017. The Company measured estimated impairment losses on trade receivables based on the inability of its customers to make required payments. The Company considered the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, customer financial condition, past transaction history with the customer, current economic industry trends, and changes in customer payment terms.

12(d)Material collateral obtained

The Company obtained collateral in respect of doubtful receivables from customers. The collateral takes the form of a lien over the customer’s assets and gives the Company a claim on these assets for the doubtful receivables.

In March 2017, a lawsuit was filed by a debtor to rescind the foreclosure that the Company has undertaken on the collateral in Thailand. The Company’s foreclosure prevailed according to the judgement from the Appeal Court on November 28, 2017. The debtor’s petition reached to the Supreme Court on June 19, 2018, and was denied on March 27, 2019. The Company performed a valuation to determine the fair value of the collateral. As of December 31, 2019 and 2018, the fair value of the collateral was $1,339 and $1,200, respectively, which was lower than the amount of the associated delinquent account, and the Company recognized an impairment loss of $30 and $52 in other operating expenses, respectively.

See Note 27(b) credit risk of trade receivables for discussions on how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

12(e)Other receivables pledged as collateral

The carrying amounts of other receivables pledged as collateral against credit facilities received from financial institutions are disclosed in Note 27(e)(ii).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2019	2018
	US$’000	US$’000
Raw materials and supplies	19,712	25,717
Work in progress	19,118	15,598
Finished goods	50,309	46,592
	89,139	87,907
Allowance for inventories	(3,952)	(3,982)
Total inventories at the lower of cost and net realizable value	85,187	83,925

Inventories recognized as an expense during the year ended December 31, 2019, December 31, 2018 and December 31, 2017 amounted to $313,695, $388,079 and $384,995 respectively.

For the year ended December 31, 2019, the amount of $322 was credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed.

For the year ended December 31, 2018 and 2017, the Company recognized allowance for inventory of $1,613 and $532 as an expense in cost of sales for inventories carried at net realizable value.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	contract ASSETs

14(a)Assets related to contracts with customers

	As of December 31,
	2019	2018
	US$’000	US$’000
Contract assets - current	4,686	1,460

There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2019 and 2018.

The Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.

14(b)Unsatisfied supply, delivery, and installation (SDI) services contracts

The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations.

	As of December 31,
	2019	2018
	US$’000	US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue over 3 years	156,592	14,922

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2018	6,227	48,421	5,622	96,964	5,230	6,959	1,047	170,470
Additions	—	229	76	480	624	395	2,694	4,498
Disposals	—	(8)	—	(1,120)	(503)	(490)	—	(2,121)
Transfer	—	—	3	1,418	505	102	(2,028)	—
Exchange differences	(21)	(752)	14	(1,024)	(76)	(244)	(40)	(2,143)
At December 31, 2018	6,206	47,890	5,715	96,718	5,780	6,722	1,673	170,704
Effects on initial application of IFRS 16	—	—	—	—	(192)	—	—	(192)
Adjusted balance at January 1, 2019	6,206	47,890	5,715	96,718	5,588	6,722	1,673	170,512
Additions	—	7	119	292	433	315	2,240	3,406
Disposals	—	—	(4)	(2,308)	(524)	(331)	—	(3,167)
Transfer	—	(167)	746	1,748	180	139	(2,582)	64
Exchange differences	632	2,813	454	7,419	332	247	47	11,944
At December 31, 2019	6,838	50,543	7,030	103,869	6,009	7,092	1,378	182,759

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
Depreciation/Impairment
At January 1, 2018	—	(33,082)	(3,254)	(82,490)	(3,430)	(5,888)	—	(128,144)
Depreciation charge for the year	—	(1,164)	(296)	(2,435)	(604)	(402)	—	(4,901)
Impairment	—	—	—	(10)	—	(1)	—	(11)
Depreciation on disposals	—	6	0	1,119	503	486	—	2,114
Transfer	—	—	—	(46)	—	46	—	—
Exchange differences	—	510	(17)	914	49	200	—	1,656
At December 31, 2018	—	(33,730)	(3,567)	(82,948)	(3,482)	(5,559)	—	(129,286)
Effects on initial application of IFRS 16	—	—	—	—	126	—	—	126
Adjusted balance at January 1, 2019	—	(33,730)	(3,567)	(82,948)	(3,356)	(5,559)	—	(129,160)
Depreciation charge for the year	—	(1,044)	(338)	(2,391)	(541)	(420)	—	(4,734)
Impairment	—	—	(1)	(550)	7	(2)	—	(546)
Depreciation on disposals	—	—	4	2,274	477	329	—	3,084
Transfer	—	265	(265)	—	(64)	—	—	(64)
Exchange differences	—	(2,361)	(297)	(6,517)	(185)	(232)	—	(9,592)
At December 31, 2019	—	(36,870)	(4,464)	(90,132)	(3,662)	(5,884)	—	(141,012)

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset and assets under finance lease	Office equipment	Construction in progress	Total
Net book value
At December 31, 2019	6,838	13,673	2,566	13,737	2,347	1,208	1,378	41,747
At December 31, 2018	6,206	14,160	2,148	13,770	2,298	1,163	1,673	41,418
At January 1, 2018	6,227	15,339	2,368	14,474	1,800	1,071	1,047	42,326

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

15(a)Impairment of property, plant and equipment

In 2019, 2018 and 2017 the Company recorded an impairment loss of $546, $11 and $223 on property, plant and equipment at Shanghai Yayang, Ningbo Pacific and SFO facilities. The impairment is presented within other operating expenses in Note 7(b), and the impairment of property, plant and equipment of North Asia and Thailand segments in Note 5.

The Company performed a valuation for utilized machinery measured at fair value less costs to sell using a cost approach due to closure of the manufacturing facilities at Shanghai Yayang and Ningbo Pacific. Its fair value measurement was classified as Level 3 of the fair value hierarchy. After considering the relevant evidence, the key assumption used included replacement costs, residual value and remaining useful life of these existing assets. The impairment test revealed that the recoverable amount was lower than the carrying amount.

The Company considers the market demand for SFO’s products and performed an impairment test on the CGU composed of property, plant and equipment used in the manufacturing of fiber optic cables at SFO. The Company determined the recoverable amount of the CGU to be $0 based on the value in use. The key assumptions used in calculating the value in use included the revenue growth and a discount rate of 14.8%.

15(b)Financial leases under property, plant and equipment

The carrying value of motor vehicles under financial leases as of December 31, 2019, 2018 and 2017 were $0, $66 and $50, respectively. These assets under financial lease are pledged for financial lease liabilities (Note 25(b)).

On January 1, 2019, the Company reclassified “Lease assets” from “Property, plant and equipment” to “right-of-use assets” upon adoption of IFRS 16.  See the Note 4.1.

15(c)Pledge

Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 27(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	RIGHT-OF-USE ASSETS

16(a)Amounts recognized in the consolidated balance sheets

As of December 31,
2019
Right-of-use assets	US$’000
Land	3,029
Buildings	546
Motor vehicle and other asset	58
Office equipment	102
3,735

The Company leases various assets including land, buildings, business vehicles and multifunction printers. Rental contracts are typically made for periods of 1 to 36 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

Additions to the right-of-use assets during the 2019 financial year were $473.

16(b)Amounts recognized in the consolidated income statements

2019
Depreciation charge of right-of-use assets	US$’000
Land	211
Buildings	233
Motor vehicle and other asset	38
Office equipment	25
507

Interest expenses (included in finance cost)	91
Expenses relating to short-term leases	159
Expenses relating to lease of low-value assets that are not short-term leases	15

The total cash outflow for lease in 2019 was $691.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	RIGHT-OF-USE ASSETS (continued)

16(c)Prepaid land lease payments

2018
US$’000
Carrying amount as of January 1,	1,103
Recognized lease expense during the year	(38)
Exchange difference	(53)
Carrying amount as of December 31,	1,012
Current portion included in prepayments	34
Non-current portion included in prepaid land lease payments	978

The property land is situated in Mainland China and is held under a long-term operating lease for 50 years.

Information about the prepaid land lease payments that were pledged to others as collaterals is provided in Note 27(e)(i).

17.	INVESTMENT PROPERTIES

17(a)Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2019
Cost	467	716	1,183
Less: Accumulated depreciation	—	(453)	(453)
Net book value	467	263	730

	Land not being used for operation	Office buildings for rent	Total
	US$’000	US$’000	US$’000
As of December 31, 2018
Cost	430	695	1,125
Less: Accumulated depreciation	—	(405)	(405)
Net book value	430	290	720

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

17(a)Net book value of investment properties (continued)

A reconciliation of the net book value of investment properties was as follow:

	2019	2018
	US$’000	US$’000
Net book value at January 1	720	763
Depreciation (included in administrative expenses)	(33)	(35)
Exchange difference	43	(8)
Net book value at December 31	730	720

17(b)The amount recognized in profit arising from the investment properties

	2019	2018	2017
	US$’000	US$’000	US$’000
Rental income derived from investment properties	78	84	68
Direct operating expenses (including repairs and maintenance) generating rental income	(1)	(1)	(1)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	—	—	(1)
Net profit arising from investment properties carried at cost	77	83	66

Undiscounted lease payments receivable to be received during the lease terms are immaterial.

17(c)Measuring investment properties at fair value

The fair value of the investment properties are stated below:

	As of December 31,
	2019	2018
	US$’000	US$’000
Land not being used for operation	11,566	10,656
Office buildings for rent	1,460	1,397

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

17(d)Pledge

Information about the investment properties that were pledged to others as collaterals is provided in Note 27(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	INTANGIBLE ASSETS

Computer software

	2019	2018
	US$’000	US$’000
Cost
At January 1	586	526
Addition	20	67
Exchange difference	15	(7)
At December 31	621	586
Accumulated amortization
At January 1	(429)	(388)
Amortization	(50)	(44)
Exchange difference	(14)	3
At December 31	(493)	(429)
Net book value
At December 31	128	157

19.	INVESTMENTS IN ASSOCIATES

19(a)Associates of the Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2019	2018
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

19(b)Carrying amounts of investment in associates

	As of December 31,
	2019	2018
	US$’000	US$’000
At January 1	864	861
Share of loss of associates	(3)	(3)
Exchange difference	74	6
At December 31	935	864

The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

19(c)Summarized financial information for associates

The following table summarized financial information of the Company’s investments in associates:

	As of December 31,
	2019	2018
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	3	9
Non-current assets	2,103	1,938
Current liabilities	(3)	(3)
Non-current liabilities	(196)	(181)
Equity	1,907	1,763

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	935	864

	For the year ended December 31,
	2019	2018	2017
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(6)	(5)	(5)

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ profit for the year:	(3)	(3)	(3)

As of December 31, 2019 and 2018, the Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	TRADE AND OTHER PAYABLES

	As of December 31,
	2019	2018
	US$’000	US$’000
Trade payables	10,509	15,941
Other payables	6,370	5,186
	16,879	21,127

Other payables included refund liabilities arising from contracts with customers, which amounted to $4,393 and $3,831 as of December 31, 2019 and 2018, respectively.

21.	EMPLOYEE BENEFIT

	As of December 31,
	2019			2018
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	1,436	10,306	11,742	855	8,161	9,016
Long service leave	452	128	580	427	112	539
Total	1,888	10,434	12,322	1,282	8,273	9,555

21(a)Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2019, 2018 and 2017, were $1,160, $1,264, and $1,280, respectively.

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

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 13 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, at rates of 1 to 26 times of final month's salary. The plan is not funded. The Company pays to settle the obligations as and when employees retire.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans (continued)

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2019	2018	2017
	US$’000	US$’000	US$’000
Current service cost	546	419	360
Past service cost	121	—	—
Interest cost on benefit obligation	254	202	210
Net benefit cost	921	621	570

	For the year ended December 31,
Other comprehensive income	2019	2018	2017
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	494	396	251
Actuarial (gain) / loss – demographic assumption	18	1	184
Actuarial (gain) / loss – financial assumption	1,215	13	337
Actuarial loss	1,727	410	772

	For the year ended December 31,
Change in the defined obligation	2019	2018	2017
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	9,016	8,293	6,652
Current service cost	546	419	360
Past service cost	121	—	—
Interest cost on benefit obligation	254	202	210
Benefits paid directly by the Company	(535)	(352)	(274)
Actuarial loss in other comprehensive income	1,727	410	772
Exchange differences	613	44	573
Defined benefit obligation at December 31	11,742	9,016	8,293

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2019 and 2018 are as follows:

	2019	2018
	%	%
Discount rate	1.5	2.6 ~ 2.7
Rate of salary increase	5.0~6.0	5.0 ~ 6.0
Pre-retirement mortality	* Thailand TMO17 Tables	* Thailand TMO17 Tables
* TMO represented as Thailand Mortality Ordinary Tables

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans (continued)

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2019	2018
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	1,340	855
Between 2 and 5 years	2,489	2,374
Between 6 and 10 years	4,391	4,187
Beyond 10 years	16,917	17,084
Total expected payments	25,137	24,500

Weighted average duration of defined benefit obligation	9 years	10 - 11 years

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2019	2018
	US$’000	US$’000
Discount rate – 1% increase	(1,003)	(777)
Discount rate – 1% decrease	1,178	908
Rate of salary increase – 1% increase	1,115	869
Rate of salary increase – 1% decrease	(973)	(762)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

21(c)	Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bond with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. As of December 31, 2019 and 2018, the amount of long service leave obligation was $580 and $539, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	OTHER CURRENT LIABILITIES
	As of December 31,
	2019	2018
	US$’000	US$’000
Contract liabilities	216	756
Dividend payable	674	565
Deferred government grant	—	318
Onerous contracts provisions	238	42
Other current liabilities	1,228	1,591
Total	2,356	3,272

The Company was subject to two expropriations by the PRC government in 2018. The government grant related to the completed appropriation, amounted to $106, is recognized as other income for the year ended December 31, 2018. The government grant for the expropriation in progress, amounted to $318, is recognized as other current liabilities as of December 31, 2018, and as other income for the year ended December 31, 2019.

Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.

22(a)Onerous contracts provisions

	2019	2018
	US$’000	US$’000
At January 1	42	555
Recognized	218	37
Reversed	(25)	(544)
Exchange differences	3	(6)
At December 31	238	42

22(b)Contract Liabilities

	As of December 31,
	2019	2018
	US$’000	US$’000
Current contract liabilities
Advance from customers	93	668
Custodial service	63	71
Transportation service	60	17
Total current contract liabilities	216	756

The Company applied IFRS 15 from January 1, 2018 and recognized contract liabilities when considerations from customers had been received or due before the Company satisfied the performance obligations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	OTHER CURRENT LIABILITIES (continued)

22(b)Contract Liabilities (continued)

Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2019	2018
	US$’000	US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Advance from customers	668	—
Custodial service	59	85
Transportation service	17	28
	744	113

23.	EQUITY

23(a)Common shares

	As of December 31,
	2019	2018
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2019	13,830,769	138
At December 31, 2018	13,830,769	138
At January 1, 2018	13,830,769	138

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

The Company recognized dividends distributed to owners amounting to $nil ($nil per share), $1,106 ($0.08 per share) and $1,382 ($0.1 per share) for the years ended December 31, 2019, 2018 and 2017, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	EQUITY (continued)

23(c)Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2019
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	10,677	10,677
Re-measuring losses on defined benefit plans	(1,382)	—	—	(1,382)
Changes in faire value of financial assets at fair value through other comprehensive income	—	1,336	—	1,336
	(1,382)	1,336	10,677	10,631

	For the year ended December 31, 2018
	Remeasurement of defined benefit plans	Available-for-sale reserve	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Reclassification of application of IFRS 9	—	(1,717)	1,717	—	—
Exchange difference on translation of foreign operations	—	—	—	(4,388)	(4,388)
Re-measuring losses on defined benefit plans	(328)	—	—	—	(328)
Changes in faire value of financial assets at fair value through other comprehensive income	—	—	(335)	—	(335)
	(328)	(1,717)	1,382	(4,388)	(5,051)

	For the year ended December 31, 2017
	Remeasurement of defined benefit plans	Available-for-sale reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	15,882	15,882
Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	—	—	248	248
Re-measuring losses on defined benefit plans	(618)	—	—	(618)
Net loss on available-for-sale financial assets	—	(64)	—	(64)
	(618)	(64)	16,130	15,448

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS

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

24(a)Outstanding balance with related parties

The following table provided the total amount of outstanding balance at December 31, 2019 and 2018.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2019	2018	2019	2018
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	—	—	862	45
PEWC, Singapore Branch	21	15	—	—
PEWC Singapore Co. (Pte) Ltd.	—	—	1,027	1,005
PEWC (HK)	5,247	5,989	20	399

Associate
SPHC	196	181	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	6,102	5,876	—	—
Fujikura Limited	—	—	—	136

Others	—	—	13	50
Total	11,566	12,061	3,284	2,997

As of December 31, 2019 and 2018, the interest rates on the balance due to PEWC Singapore Co., (Pte) Ltd. range from 3.09% to 3.79% and 2.70% to 3.40%, respectively, and the payables are repayable upon demand. All balances with related parties are unsecured.

 ~~.~~

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(b)Transactions with related parties

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2019	2018	2017
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	2,745	521	18,170
	Sales	—	14	1,457
	Fabrication income received	140	412	208
	Management fee paid	199	136	143
	Information technology service fee paid	101	115	114
PEWC, Singapore Branch	Management fee received	14	14	14
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	22	21	15
PEWC (HK)	Purchases	—	2,479	4,180
	Sales	17,831	23,498	24,437
	Service fee paid	218	231	—

The immediate holding company
Moon View	Income from discharge of liability*	—	1,537	—

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	4,188	6,814	6,203
	Construction of factory building expenses	215	—	—
Fujikura Limited	Purchases	249	750	1,115

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

The Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2019, 2018 and 2017.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(d)Compensation of key management personnel of the Company

	For the years ended December, 31
	2019	2018	2017
	US$’000	US$’000	US$’000
Short-term employee benefits	3,073	3,814	3,900
Post-employment benefits	179	102	103
Termination benefits	—	47	43
Total compensation paid to key management personnel	3,252	3,963	4,046

The amounts disclosed in the table were recognized as expenses during the reporting periods.

25.	COMMITMENTS AND CONTINGENCIES

25(a)Non-cancellable operating lease commitments – the Company as lessee

The Company leases a piece of land and some buildings in Singapore under non-cancellable operating lease arrangements for terms from 1 to 30 years. From January 1, 2019, the company has recognized right-of-use assets for these leases (see Note 16 and Note 27(c)).

As of December 31,
2018
US$’000
Within one year	616
After one year but not more than five years	1,279
More than five years	1,368
3,263

25(b)Finance lease liabilities

Future minimum payments under finance leases with initial terms of one year or more consisted of the following for December 31, 2018. (see Note 16 and Note 27(c)).

	2018
	Minimum payments	Present value of payments
	US$’000	US$’000
Within one year	47	44
After one year but not more than five years	47	46
More than five years	—	—
Total minimum lease payments	94	90
Less: amount representing finance charges	(4)	—
Present value of minimum lease payment	90	90

The finance lease liabilities are secured by the leased motor vehicles. The average discount interest rate implicit in the lease is 5.18% for 2018.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	COMMITMENTS AND CONTINGENCIES (continued)

25(c)Purchase commitments

As of December 31, 2019 and 2018, the Company and its subsidiaries had commitments to purchase raw materials totaling $200 million to $290 million and $136 million to $176 million (20,996 to 30,580 metric tons and 22,450 to 28,940 metric tons), respectively, from third parties at the prices stipulated in the contracts.

25(d)Capital commitments

As of December 31, 2019 and 2018, the Company and its subsidiaries had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $5.8 million and $0.6 million, respectively.

25(e)Guarantees

As of December 31, 2019 and 2018, one of Charoong Thai’s subsidiaries had guarantee obligations of bank credit line of its operating subsidiary at approximately $0 million and $2 million, respectively.

As of December 31, 2019 and 2018, the Company provided a corporate guarantee not exceeding the sum of $24.7 million and $24.3 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2019 and 2018, there were outstanding bank guarantees of $38.5 million and $36.9 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

25(f)Service commitments

As of December 31, 2019 and 2018, the Company and its subsidiaries had commitments in respect of management consulting services with related parties totaling $0.3 million and $0.2 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FAIR VALUE MEASUREMENT
Fair value information:
As of December 31, 2019	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(3)	—	(3)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	4,062	—	—	4,062
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	11,566	—	—	11,566
Office buildings	1,460	—	—	1,460

There have been no transfers between Level 1 and Level 2 during the year.

Fair value information:
As of December 31, 2018	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(142)	—	(142)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,332	—	—	2,332
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	10,656	—	—	10,656
Office buildings	1,397	—	—	1,397

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES

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

The sensitivity analysis in the following sections relate to the position as of December 31, 2019 and 2018.

The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

(i)	Interest rate risk

The Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 25% of the Company’s financial liabilities bear floating interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2019 and 2018 to increase/decrease by $46 and $64, respectively.

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

The balance of financial assets and liabilities denominated in a currency different from the Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2019	2018	2019	2018
United States dollar (USD)	19,263	21,529	4,802	25,733
Thai Baht (THB)	346	349	87,779	30
Singapore dollar (SGD)	233	170	20	62
Taiwan dollar (TWD)	9,711	5,227	7,648	4,872
Renminbi (RMB)	119	19	—	179
Hong Kong dollar (HKD)	7,526	20,005	83	43
Australian dollar (AUD)	—	66	—	—
Euro (EUR)	—	—	—	199
Japanese yen (JPY)	—	—	—	14,768

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against all other non-functional currencies, with all other variables held constant.

	Change rate	USD	THB	SGD	TWD	RMB	HKD	AUD	JPY	EUR
	5%	723	(147)	8	3	1	48	—	—	—
2019	-5%	(723)	147	(8)	(3)	(1)	(48)	—	—	—

	5%	(210)	—	4	1	(1)	127	2	(7)	(11)
2018	-5%	210	—	(4)	(1)	1	(127)	(2)	7	11

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(iv)	Commodity price risk

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

Commodity price sensitivity

The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2019	+16%	(3,473)	N/A
Copper	-16%	3,473	N/A

2018	+23%	6,461	N/A
Copper	-23%	(6,461)	N/A

On average, copper composes around 82% and 85% of the product cost in 2019 and 2018, respectively. The above sensitivity analysis is based on the most significant fluctuation rate of the month in 2019 as compared to the same month in 2018 and the most significant fluctuation rate of the month in 2018 as compared to the same month in 2017 and one month manufacturing lead time to estimate its impact on profit before tax in 2019 and 2018, respectively.

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

►	when there is a breach of financial covenants by the debtor; or
►

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

The Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the years ended December 31, 2019 and 2018 were immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.

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

As of December 31, 2019 and 2018, trade receivables from one customer represented 9.31% and 8.2% of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(c)Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and its subsidiaries and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $54 million in cash and cash equivalents, $208 million in unutilized amounts of bank loans, and the total financial liabilities is $35 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered low as of December 31, 2019.  Refer to Note 29 for development subsequent to year end.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2019
Financial liabilities
Interest-bearing loans and borrowings	11,484	—	—	—	11,484
Trade and other payables	16,879	—	—	—	16,879
Due to related parties	3,284	—	—	—	3,284
Financial liabilities at fair value through profit or loss	3	—	—	—	3
Lease liability	656	910	444	1,182	3,192
	32,306	910	444	1,182	34,842

As of December 31, 2018
Financial liabilities
Interest-bearing loans and borrowings	25,151	—	—	—	25,151
Trade and other payables	21,127	—	—	—	21,127
Due to related parties	2,997	—	—	—	2,997
Financial liabilities at fair value through profit or loss	142	—	—	—	142
Finance lease liability	47	36	11	—	94
	49,464	36	11	—	49,511

27(d)Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

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

	As of December 31,
	2019	2018
	US$’000	US$’000
Interest bearing loans and borrowings	11,356	24,814
Trade and other payables	16,879	21,127
Less: cash and cash equivalents	(53,673)	(60,778)
Net debt	(25,438)	(14,837)
Total Equity	228,435	221,816
Capital and net debt	202,997	206,979
Gearing ratio	0.0%	0.0%

The Company has no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees holdings. As a holding company, the Company’s ability to pay dividends, as well as to meet its other obligations, depends upon the amount of distributions, if any, received from the Company’s operating subsidiaries and other holdings and investments.  The Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect the Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

27(e)Collateral

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $15,099 at December 31, 2019 (2018: $9,084);
(ii)	Pledge of other receivables of $4,847 at December 31, 2019 (2018: $7,525) ;
(iii)	Corporate guarantee issued by the Company and a subsidiary of the Company.
(iv)	A trading facility was secured by all the assets and uncalled capital with total carrying amount of $27,454 of a subsidiary as of December 31, 2019 (2018: $ 27,731).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2019 and 2018 were 3.72% and 3.68% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	CASH FLOW INFORMATION

28(a) Investing activities with partial cash payments

	For the year end December 31,
	2019	2018
	US$’000	US$’000
Acquisition of property, plant and equipment	3,406	4,498
Add: Payable for PPE or CIP - Opening	213	311
Less: Payable for PPE or CIP - Ending	(355)	(213)
Less: Prepayment for PPE & CIP - Opening	(210)	(304)
Add: Prepayment for PPE & CIP - Ending	2,388	210
Less: acquisition by means of a lease	—	(61)
Cash paid during the year	5,442	4,441

28(b) Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Financial lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2017	41,151	78	41,229
Changes in cash flows	-16,220	(46)	(16,266)
Foreign exchange adjustments	(117)	(8)	(125)
Acquisition of PP&E by means of a lease	—	61	61
Other changes	—	5	5
Balance at December 31, 2018	24,814	90	24,904
Recognized on adoption of IFRS 16	—	2,651	2,651
Changes in cash flows	(14,462)	(426)	(14,888)
Foreign exchange adjustments	1,004	29	1,033
Acquisition leases	—	476	476
Other changes	—	8	8
Balance at December 31, 2019	11,356	2,828	14,184

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	SUBSEQUENT EVENT

29(a) CTW dividend payments

On March 20, 2020, the Board of Directors of Charoong Thai declared a cash dividend distribution to its shareholders amounted to $2.9 million (Baht 79.6 million, equivalent to Baht 0.2 per share), $ 1.4 million of which will be distributed to non-controlling interest. The dividend will be paid on May 15, 2020. This dividend distribution plan requires the approval of the 2019 Annual General Meeting of Shareholders of Charoong Thai.

29(b) COVID-19 Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations

The recent outbreak in China of the Coronavirus Disease 2019 (“COVID-19”), which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the globe and is impacting worldwide economic activity and financial markets.  Our manufacturing and production have been affected by the outbreak of COVID-19. COVID-19 has disrupted our operations and the operations of our suppliers, customers, and other business partners and may continue to do so for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns. A slowdown in economic activity as a result of COVID-19 can be expected to result in a reduction in demand for our products. The outbreak of COVID-19 has also resulted in a decline in the price of copper, which has had the effect of reducing the market value of our inventory of copper.

Due to the measures instituted in China in response to COVID-19, our China production facilities have been  operating below normal production levels and our production levels have not yet fully recovered to normal levels. We do not know when our production levels will recover to normal levels.

In addition, the Singapore Government has ordered most business to close from April 7, 2020 until June 1, 2020.  We have been permitted to continue to operate during this period with reduced on site staff. Since April 7, 2020, approximately half of the employees of our Singapore operations have been working from home while the remaining employees have continued to work on site. We do not know if the Singapore Government will extend (or otherwise alter the terms of) its order requiring most business to close or whether our employees who continue to work on site will continue to be permitted to do so.

This is a rapidly evolving situation and the impact of COVID-19 on the global economy and our business is uncertain at this time. While it is not possible at this time to estimate the impact that COVID-19 could have on worldwide economic activity and our business, the continued spread of COVID-19 and the measures taken by  governments, businesses and other organizations in response to COVID-19 are expected to reduce our revenues and could have a material adverse impact our business, financial condition and results of operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29(c) Continued Listing Standards Letter from Nasdaq

On November 21, 2019, the Company received written notification (the "Market Value Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it was not in compliance with the $5 million minimum market value of publicly held shares requirement set forth in the Nasdaq rules for listing on the Nasdaq Global Market tier. In accordance with the Nasdaq Listing Rules, the Company was provided 180 calendar days, or until May 19, 2020 (the "Compliance Period"), to regain compliance. On April 16, 2020, Nasdaq announced that, as of April 16, 2020, Nasdaq was tolling the compliance periods for bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) for all listed companies through June 30, 2020.  As a result, companies presently in compliance periods for any Price-based Requirements will remain at that same stage of the process through June 30, 2020 and, commencing on July 1, 2020, companies will receive the balance of any pending compliance period in effect at the start of the tolling period to regain compliance. Accordingly, since the Company had 33 calendar days remaining in its MVPHS compliance period as of April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 33 calendar days from July 1, 2020, or until August 3, 2020, to regain compliance. Nasdaq has informed us that the Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by evidencing compliance with the Price-based Requirements for a minimum of 10 consecutive trading days. For the Company to regain compliance, the market value of our publicly held shares has to equal or exceed $5 million for a minimum of 10 consecutive business days. On April 22, 2020, the minimum market value of our publicly held Common Shares was $3,592,234.  If the Company does not regain compliance by August 3, 2020, Nasdaq has informed us that Nasdaq will delist the Company's common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel or unless the Company transfers its listing of the Common Shares to the Capital Market tier, which transfer would require that the Company then meet the criteria for transfer to the Capital Market tier. The Company will closely watch the stock price trend to see whether to take actions to meet MVPHS requirements.

Other than the above events, the Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

30.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on April 24, 2020.