Form 20-F
period 2020-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2021-04-29
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

15/Fl. B, No. 77, Sec. 2

Dunhua South Road

Taipei, 106, Taiwan

Republic of China

(Address of principal executive offices)

Ivan Hsia

15/Fl. B, No. 77, Sec. 2

Dunhua South Road

Taipei, 106, Taiwan

Republic of China

Tel: +886-2-27122558

Email: ivan.hsia@apwcc.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value 0.01 per share	APWC	NASDAQ Capital Market

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

☐Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes  ☐ No

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

Large accelerated Filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 ☐ Yes ☒ No

CERTAIN DEFINITIONS AND CONVENTIONS

Asia Pacific Wire & Cable Corporation Limited (“APWC”), the registrant, together with its subsidiaries, is referred to herein as “the Company,” “we,” “our,” or “us” unless designated or identified otherwise.

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

All references to “outstanding” in respect of APWC’s Common Shares shall mean that such Common Shares have been issued by APWC and are not registered in APWC’s register of members as treasury shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe”, “may”, “should”, “likely”, “seeks” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; global, regional or national economic and financial conditions, the global drop in demand for and the pricing of commodities, including copper, our principal raw material, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; the volatility of share prices on major securities exchanges throughout the world, our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; changes in laws or regulations applicable to the Company in the markets in which we conduct business; the availability and price of copper, our principal raw material; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service and meet all requirements under our debt, and to maintain adequate credit facilities and credit lines; in certain markets, our ability to compete effectively with state-owned enterprises (“SOEs”), which may receive governmental subsidies to enhance results or receive preferred vendor status in state controlled projects; our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; exposure to political and economic developments, crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; the fact that APWC is a holding company that depends for income upon distributions from operating subsidiaries, most of which are not wholly-owned and for which there may be restrictions on the timing and amount of distributions; price competition and other competitive pressures; the impact of climate change on our business and operations and on our customers; tax inefficiencies associated with our cross-border operations, including without limitation, limitations on our ability to utilize net losses within our group of companies for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC” or the “Commission”).

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
•

the fact that APWC’s common shares (the “Common Shares”) are traded on a national exchange in the United States and the relative liquidity or lack thereof, based upon the historical trading volume of our publicly-traded Common Shares;

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

Part I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

Item 3:	Key Information
3.a.	Selected Consolidated Financial Data

The following selected consolidated financial data is derived from the consolidated financial statements of the Company for the years ended December 31, 2020, 2019, 2018, 2017, and 2016, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto referenced in “Item 18. Financial Statements.”

	For the Year Ended December 31,
	2020	2019 (3)	2018 (2)	2017	2016
	(in US$ thousands, except for earnings per share)
Income Statement Data:
Revenue	$313,564	$338,160	$425,940	$425,215	$384,565
Costs of sales	(279,686)	(313,373)	(389,692)	(385,527)	(352,957)
Gross profit	33,878	24,787	36,248	39,688	31,608
Other operating income	814	385	805	5,084	5,441
Selling, general & administrative expenses	(27,006)	(25,051)	(26,924)	(27,248)	(26,325)
Other operating expenses	(129)	(770)	(1,445)	(909)	(3,386)
Operating profit/(loss)	7,557	(649)	8,684	16,615	7,338
Finance costs	(744)	(1,012)	(1,378)	(1,221)	(1,147)
Finance income	320	506	482	876	1,045
Share of loss of associates	(1)	(3)	(3)	(3)	(710)
Impairment of investment in associates	—	—	—	—	(126)
Loss on liquidation of a subsidiary	—	—	—	(261)	—
Exchange (loss)/gain	(579)	1,550	1,741	2,784	(38)
Other income	1,173	717	1,817	214	267
Other expense	(1)	(3)	(11)	(336)	(94)
Profit before taxes	7,725	1,106	11,332	18,668	6,535
Income taxes expense	(4,016)	(2,057)	(3,886)	(5,140)	(510)
Profit/(Loss) for the year	$3,709	$(951)	$7,446	$13,528	$6,025
Attributable to:
Equity holders of APWC	$(552)	$(1,632)	$2,928	$8,720	$2,853
Non-controlling interests	$4,261	$681	$4,518	$4,808	$3,172
Earnings per share (1)
Basic and diluted (loss)/profit for the year attributable to equity holders of the parent	$(0.04)	$(0.12)	$0.21	$0.63	$0.21

	As of December 31,
	2020	2019 (3)	2018 (2)	2017	2016
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$52,237	$53,673	$60,778	$46,093	$48,231
Working capital	180,323	185,855	182,410	181,752	157,012
Total assets	338,119	298,911	305,798	334,843	293,596
Total debts	13,781	11,356	24,814	42,688	29,762
Net assets	234,875	228,435	221,816	222,826	197,175
Capital stock	138	138	138	138	138
Total APWC shareholders’ equity	157,860	153,854	150,028	153,328	135,950
(1)

The calculation of the earnings per share is based on 13,819,669 basic and diluted weighted Common Shares issued and outstanding for each of the years ended December 31, 2020, 2019, 2018, 2017, and 2016.

(2)	Includes the impact of the application of IFRS 9 and IFRS 15.
(3)	Includes the impact of the application of IFRS 16, as explained in Note 4.1(a) of our consolidated financial statements presented herewith.

Exchange Rate Information

Unless otherwise noted, for the convenience of the reader, translations of amounts from Baht, Singapore dollars, Renminbi and Australian dollars to U.S. dollars have been made at the respective noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2020. The respective Noon Buying Rates on December 31, 2020 were US$ 1.00 = Bt 30.02; S$ 1.321; RMB 6.525; and A$ 1.297. The respective Noon Buying Rates on March 31, 2021, the latest practicable date before publication of this Annual Report, were US$ 1.00 = Bt 31.25; S$ 1.344; RMB 6.552 and A$ 1.314. No representation is made that the foreign currency amounts could have been or could be converted into U.S. dollars on these dates at these rates or at any other rates.

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(Bt per $1.00)
2016	35.81	35.22	36.33	34.54
2017	32.56	33.75	35.89	32.49
2018	32.31	32.27	33.44	31.11
2019	29.75	30.89	32.26	29.75
2020	30.02	31.32	33.04	29.79

(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2020	31.56	31.02
November 2020	31.13	30.18
December 2020	30.27	29.79
January 2021	30.14	29.89
February 2021	30.46	29.86
March 2021	31.30	30.21

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(S$ per $1.00)
2016	1.447	1.382	1.452	1.337
2017	1.336	1.373	1.450	1.336
2018	1.362	1.350	1.384	1.304
2019	1.345	1.363	1.391	1.345
2020	1.321	1.337	1.461	1.321
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2020	1.368	1.353
November 2020	1.366	1.340
December 2020	1.338	1.321
January 2021	1.329	1.318
February 2021	1.337	1.320
March 2021	1.350	1.329

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(RMB per $1.00)
2016	6.943	6.655	6.958	6.448
2017	6.506	6.735	6.958	6.477
2018	6.876	6.629	6.974	6.265
2019	6.962	6.901	7.179	6.682
2020	6.525	6.888	7.168	6.521
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2020	6.790	6.650
November 2020	6.690	6.556
December 2020	6.571	6.521
January 2021	6.482	6.428
February 2021	6.487	6.434
March 2021	6.572	6.465

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

Year Ended December 31,	At Period End	Average(1)	High	Low
	(A$ per $1.00)
2016	1.383	1.346	1.459	1.279
2017	1.280	1.301	1.383	1.239
2018	1.419	1.344	1.425	1.234
2019	1.423	1.438	1.493	1.373
2020	1.297	1.448	1.738	1.297
(1)	Average means the average of the Noon Buying Rates on the last day of each month during a year.

The high and low exchange rates for the six months preceding the date of this Annual Report were:

Month	High	Low
October 2020	1.427	1.382
November 2020	1.419	1.359
December 2020	1.360	1.297
January 2021	1.306	1.284
February 2021	1.318	1.257
March 2021	1.321	1.278

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

3.b.	Capitalization and Indebtedness

Not applicable

3.c.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.d.	Risk Factors

You should carefully consider the following risks in connection with any investment in the Company, including any investment in the Common Shares. If any one of these risks or uncertainties occurs, our business, financial condition and results of operations could be materially and adversely affected. The risks and uncertainties described in this Annual Report on Form 20-F are not the only ones facing us. Additional risks and uncertainties that currently are not known to us or that we currently believe are not material also may adversely affect our business, financial condition and results of operations.

Risks Relating to Our Business

COVID-19 Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations

The outbreak of the Coronavirus Disease 2019 (“COVID-19”), which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the globe and is impacting worldwide economic activity and financial markets. We are facing significant adverse risks related to the spread of COVID-19, and the recent developments surrounding the global pandemic have had, and are expected to continue to have, significant adverse effects on our business, financial condition, results of operations, and cash flows. As a result, COVID-19 could have a material and adverse effect on our business, financial condition, and results of operations.

Our manufacturing and production have been affected by the outbreak of COVID-19. COVID-19 has affected and disrupted our operations and the operations of our suppliers, customers, and other business partners, including as a result of travel restrictions, business shutdowns, and other COVID-19 containment measures. A slowdown in economic activity as a result of COVID-19 has also resulted in, and could continue to result in, a reduction in demand for our products.

Due to the measures instituted in China in response to COVID-19, our China production facilities had been operating below normal production levels in the first half of 2020. Although our production in China has recovered, there can be no assurance that it will not decrease again as a result of COVID-19.

The Singapore government implemented a partial lockdown, also known as a circuit breaker, from April 7, 2020 to June 1, 2020. During this circuit breaker period, we were permitted to continue to operate with reduced on site staff, and approximately half of the employees of our Singapore operation worked from home while the remaining employees continued to work on-site. Although the Singapore government eased some of the circuit breaker measures after June 1, 2020, we cannot predict whether the Singapore government will again institute measures requiring businesses to close or reduce on-site staff, or if it will institute other measures in response to COVID-19 that could have a material adverse effect on our business, financial condition or results of operations. COVID-19 has had, and is expected to continue to have, a negative impact on our business in Singapore. In addition, COVID-19 has delayed the fulfillment of contracts with our customers, causing negative impacts on our cash flow and liquidity. If we are not able to expand or extend lines of credit from banks, we may negotiate business terms with our suppliers to meet our liquidity needs in Singapore, which could cause an increase in financing costs.

The impact of COVID-19 is constantly changing. Our operations in Thailand and Australia could be materially and adversely affected if an outbreak recurs in these regions. Although we are monitoring the situation, the extent to which COVID-19 impacts our business will depend on future developments, which are uncertain and unpredictable in nature.

We are facing increased operational challenges as we take measures to support and protect employee health and safety as a result of COVID-19. For example, in order to protect the employees from COVID-19, the Company has taken measures to protect its employees, including temperature checks before entering the workplace, mandatory mask-wearing, social distancing, and work from home. We have also implemented staggered work hours to lower the risk that our employees might get infected on public transportations if they commute during peak hours. In particular, our remote work arrangements, coupled with stay-at-home orders and quarantines, pose challenges to our employees and our IT systems, and the extension of remote work arrangements could increase operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business. The increased operational challenges could have a material and adverse effect on our business, financial conditions, and results of operations.

COVID-19 has also adversely impacted the recoverability of certain of our assets and resulted in the recognition of impairment charges for the year ended December 31, 2020. COVID-19 is expected to continue to impact the recoverability of the Company’s assets and lead to further impairment charges in the future. In addition, COVID-19 is also expected to result in a decline in the price of copper, which has the effect of reducing the value of our inventory.

If COVID-19 continues to adversely affect our business operations and financial results, the probability of the occurrence of other risks described in this Annual Report could also increase. Further, COVID-19 may materially and adversely affect our business, operations and financial results in manners that are not presently known to us or that we currently do not anticipate.

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

PEWC May not Perform Its Obligations under the Composite Services Agreement

We engage in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the “Composite Services Agreement”), which contains provisions that define our relationship and the conduct of our respective businesses. The Composite Services Agreement is renewable at our option and is currently in force. Under the Composite Services Agreement, PEWC has agreed to supply APWC with copper and provides research and development for our products. However, we are unable to ensure that PEWC will not in the future seek to limit, or be unable to perform in whole or in part, the business it conducts with the Company pursuant to the terms of the Composite Services Agreement. Any such limitation or inability to perform the Composite Services Agreement on PEWC’s part could have a material adverse effect on our business, financial condition and results of operations. (See “Item 10.C. Material Contracts” for a description of the Composite Services Agreement.)

Our Insurance Coverage Does Not Cover All of Our Business Risks

Our global operations are subject to many risks including errors and omissions, infrastructure disruptions such as large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or natural disasters. The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. In addition, the Company does not have business liability or disruption insurance for its operations in China and the Company does not have coverage for flood damage or business interruption for its operations in Thailand. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance. No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. Accordingly, we may be subject to an uninsured or under-insured loss in such situations. Any failure to maintain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Employees’ Unions

Some of APWC’s operating subsidiaries have a large number of employees that are members of employees’ unions. Failure to successfully negotiate and/or renew collective agreements, strikes, or other labor disputes could result in a disruption of our operations. Any such labor dispute could lead to a disruption of our operations, hindering our ability to serve our customers, and could have a material adverse effect on the Company and could materially adversely affect our business, financial condition and results of operations.

Employees and Personnel

If we fail to retain our key employees and attract qualified personnel, our business may be harmed. The loss of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations. The loss of executive officers or key employees could impair customer relationships and result in the loss of vital industry knowledge, expertise, and experience. There is also a risk of losing key employees to our competitors, which could pose a possible risk of the theft of trade secrets, with competitors then gaining valuable information about our manufacturing process. Increased costs associated with recruiting, motivating and retaining qualified personnel could have a negative impact on our profitability. The Company’s future success depends on its continued ability to attract and retain talented and qualified personnel.

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

Information Systems Failure or Cyber Security Breaches Could Have a Material Adverse Effect on Our Business, Financial Condition, and Results of Operations

APWC's subsidiaries each have their respective information systems to support the operation of such subsidiary. While APWC’s operating subsidiaries vary in the degree of reliance that they place on their information systems, any failure or interruption of these systems could materially adversely affect the Company’s business, financial condition and results of operations. Among other things, financial data may be corrupted and financial information may not be accurately reported or presented in a timely manner, which could impair the Company’s ability to timely file periodic or annual reports with the SEC or timely disseminate material information to shareholders.

Cyber security presents risks and threats to us because intense competition in the wire and cable sector renders the Company vulnerable to theft and copying of design specifications. While the Company relies upon its majority shareholder, PEWC, for much of its research and development, its products are designed precisely to meet customer specifications for the applications for which they are intended. Cyber security risks create the potential for a material adverse impact on the Company’s business, financial condition and result of operations due to, but not limited to, losing intellectual property, implementing reactive measures, managing litigation or investigations, addressing reputational harm, or losing a competitive advantage. To date, none of the cyber incidents identified have had a material adverse effect on our business. However, we do not have visibility into all unauthorized incursions and our systems may be experiencing ongoing incursions of which we are not aware. Mitigating these risks requires ongoing management oversight to ensure that sufficient controls and procedures are in place for appropriate persons to receive pertinent cyber security risk information to take appropriate action. We cannot offer any assurance that those controls and procedures will be sufficient to protect against cyber security risks and that our business, financial condition and results of operations will not be materially and adversely affected as a result of any such failure.

Increased reliance on information systems requires the implementation of information technology (“IT”) security measures to protect networks, computers, programs and data from attack, damage or unauthorized access and ensure the confidentiality, availability and integrity of Company data. The Company employs safeguards, both technological and contractual, in order to protect its proprietary interests and those of its customers and third-party licensors, including, without limitation, certain insurance against theft and risk of loss. However, we cannot guarantee that such safeguards will protect the Company from all types of IT and cyber security threats. If the Company’s IT and cyber security measures are compromised or otherwise fail to protect systems, networks and data, or if an event of force majeure occurs and the Company’s disaster recovery plan does not operating effectively, the Company’s business may be disrupted and stand to lose assets, reputation and business, and potentially face regulatory fines and litigation as well as the cost of remediation, which could materially adversely impact the Company’s business, financial condition and results of operations.

Risks Related to our Financial Activities

Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.

If our business units do not generate sufficient cash flows from operations, we may be unable to make required payments on our debt, including on debt secured by our or our subsidiaries’ assets. Any such failure to make any such payment could have a material adverse effect on our liquidity, business, financial condition and results of operations.

In addition our debt agreements contain restrictive covenants and default provisions. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, any global economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot assure you that we will be able to remain in compliance with our financial covenants, which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under any agreement by APWC or APWC’s subsidiaries may trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement timely governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, business, financial condition and results of operations. Please see Section 5.b. (“Liquidity and Capital Resources”) of this Annual Report and Note 27(c) of our consolidated financial statements referenced in Item 18 of this Annual Report for a further discussion of our secured and unsecured indebtedness, including with respect to the loan agreement pursuant to which APWC borrowed $6 million from PEWC (which loan is secured by a pledge of APWC’s 98.3% ownership interest in our subsidiary, Sigma Cable Company (Private) Limited).

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

Risks Relating to Our Exposure to Foreign Exchange Fluctuations

Our principal operations and properties are located in the three regions that constitute our business segments, namely the North Asia, Thailand and Rest of the World (“ROW”) regions. Although our reporting currency is the U.S. dollar, the functional currency of our Thailand region, which accounted for 45.81% of sales in 2020, is the Thai Baht. The functional currencies of our ROW region, which accounted for 30.85% of sales in 2020, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 23.34% of sales in 2020, are divided into two groups: (i) PEWSC, whose functional currency is the Renminbi, and (ii) CCH HK, whose functional currency is the U.S. dollar. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the Renminbi against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.

The Company conducts business in many foreign currencies and is subject to exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. A substantial portion of our aggregate revenues is denominated in the following currencies: Renminbi, Baht, Australian dollars and Singapore dollars, while our purchases of raw materials and expenditures related to equipment upgrades are largely denominated in U.S. dollars. Any devaluation of the Baht, the Australian dollar, the Singapore dollar or the Renminbi against foreign currencies (such as the U.S. Dollar) would increase the effective cost of transactions denominated in such other foreign currencies. This would have an adverse impact on our operations and cash flows. Likewise, an increase in U.S. dollar borrowing costs and any increase in the strength of the U.S. dollar in foreign exchange markets (which could also increase borrowing rates) could materially adversely affect our business in the markets where we have operating plants (Thailand, China, Singapore and Australia). Consequently, adverse movements in exchange rates could have a material adverse effect on our business, financial condition and results of operations.

In addition, a portion of our investment properties and financial instruments are denominated in currencies other than the U.S. dollar. Accordingly, our investment results will be subject to possible currency rate fluctuations as well as the volatility of overseas capital markets. Our results of operations may be materially impacted by those fluctuations and volatility.

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

Risk Relating to the Regions in which We Operate

Risks Relating to Thailand

A substantial portion of our Thai operations consists of the manufacture of telecommunications and power cables and sales of those products for use in various construction and infrastructure projects in Thailand. The performance of the Company’s Thai operations is affected by the political and economic situation in Thailand. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product and the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas markets. Political tensions remain high in Thailand and political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can materially adversely impact the volume of sales to (and payment by) our customers who are engaged in large infrastructure projects and, consequently, materially adversely affect our business, financial condition and results of operations.

Our auditor’ China affiliate, like other independent registered public accounting firm operating in China, are not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as auditor of companies that are traded publicly in the United States and firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s China affiliate is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

In December 2020, the United States enacted the Holding Foreign Companies Accountable Act (the “HFCAA”). The HFCAA requires that the SEC identify issuers that retain an auditor that has a branch or office that is located in a foreign jurisdiction and that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. Amongst other things, the HFCAA also requires the SEC to prohibit the securities of any issuer from being traded on any of the U.S. national securities exchanges, such as Nasdaq, or on the U.S. “over-the-counter” markets, if the auditor of the issuer’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law became effective.

On April 5, 2021, the SEC’s interim final rule to implement the disclosure and submission requirements of the HFCAA was published in the U.S. Federal Register, along with the SEC’s request for public comment on the interim final rule. Regarding how the term “retain” should be interpreted for purposes of determining whether an issuer has retained an auditor that has a branch or office that is located in a foreign jurisdiction and that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction, the SEC noted in the interim final rule that the HFCAA does not define the term “retain”, and requested comment on how the term “retain” should be understood for purposes of the HFCAA.

The auditor of our PRC-based subsidiaries is located in the PRC and that auditor is an affiliate of APWC’s Taiwan-based auditor that signs APWC’s audit report. Given the current question as to how “retain” should be understood for purposes of the HFCAA, we cannot assure you that we will not be identified by the SEC as an issuer that has retained an auditor that has a branch or office that is located in a foreign jurisdiction that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction as a result of the fact that the auditor of our China affiliates is located in, and organized under the laws of, the PRC. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take remedial measures in response thereto. Given the foregoing, we cannot assure you that we will be able to maintain the listing of the Common Shares on Nasdaq or that you will be allowed to trade the Common Shares in the United States on the “over-the-counter” markets or otherwise. Should the Common Shares not be listed or tradeable in the United States, the value of the Common Shares could be materially affected.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in the Common Shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s China affiliate’s audit procedures or quality control procedures as compared to auditor outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in the Common Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The PRC Legal System May Limit the Company’s Remedies

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC central government has promulgated a comprehensive system of laws, rules and regulations governing economic matters. However, China has not developed a fully integrated legal system. Recently enacted laws and regulations may not sufficiently cover all aspects of economic activities and the interpretation and enforcement of these laws and regulations involves uncertainties and can be inconsistent and unpredictable. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, the remedies and the legal protection we enjoy may be limited in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention. As the PRC legal system continues to evolve, we cannot predict if future developments in the PRC legal system could be detrimental to the Company and have a material adverse effect on its business, financial condition and results of operations.

Uncertainties Exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may affect the Company’s Corporate Governance

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation

Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have 5 years to complete the necessary adjustments to their organization form, governance structure and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. The local branch of the State Administration for Market Regulation of the PRC (the “SAMR”) may, at its discretion, require our PRC subsidiaries to make necessary adjustments to their articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

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

PRC Regulations of Loans to and Direct Investment in PRC Entities by Offshore Holding Companies may delay or prevent us from making Loans or additional Capital Contributions to our PRC Subsidiaries, which could materially adversely affect our ability to fund and expand our business

We conduct substantial business operations in China. We may make loans or capital contributions to our PRC subsidiaries. Loans or capital contributions by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, may be subject to PRC regulations and/or foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities generally cannot exceed statutory limits and must be filed with the State Administration of Foreign Exchange (the “SAFE”). We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the relevant governmental authorities in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by the Company to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially adversely affect our ability to fund and expand our business, and could materially adversely affect or business, financial condition and results of operations.

Political or Social Instability, Including Tensions Between PRC and Taiwan, May Materially Adversely Affect the Company’s Business, Financial Condition, and Results of Operations

Political or social instability in China could also materially adversely affect our business operations or financial condition. Lack of political or social certainty exposes our operations to increased risk of adverse or unpredictable actions by PRC government officials. For example, APWC’s principal office is located in Taipei, Taiwan, and any escalation in political tensions between the PRC and the government of Taiwan could materially adversely impact our ability to manage our operations in the PRC efficiently or without third party interference. The PRC government has long advocated a one-China policy with regard to the Republic of China. Any overtly aggressive actions by the PRC towards Taiwan could have a materially destabilizing impact on Taiwan generally, and on our business in particular, and could materially and adversely affect our business, financial condition and results of operations.

PRC State-Owned Enterprises (“SOEs”) May Have Competitive Advantages that We May Not Be Able to Overcome

Much of the PRC's manufacturing output is still conducted through SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. As a consequence, it can become untenable for private enterprises in competition with SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. The Company’s business, financial condition and results of operations may be materially adversely affected in the event it must compete with such SOEs.

Risks Related to the Common Shares and APWC

The Common Shares may be delisted from Nasdaq, which could affect their market price and liquidity.  If the Common Shares are delisted, investors may have difficulty disposing of their shares.

The Common Shares are currently listed on Nasdaq under the symbol “APWC” on the Capital Market tier. In order for the Common Shares to remain the listed on the Nasdaq Capital Market tier, we must continue to meet certain minimum financial and other requirements including, without limitation, maintaining a closing bid price for the Common Shares of at least $1.00 per share. Nasdaq’s rules provide for the delisting of the Common Shares if the closing bid price for the Common Shares falls below $1.00 per share for 30 consecutive business and we are unable to regain compliance with the applicable requirements in the time permitted by Nasdaq.

In addition to Nasdaq’s enumerated criteria for continued listing on the Capital Market tier, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities met all enumerated criteria for continued listing on Nasdaq. We cannot assure you that Nasdaq will not exercise such discretionary authority.

In accordance with the provisions of the Exchange Control Act 1972, as amended, and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the “BMA”) is required for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include the Common Shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the BMA accepts no responsibility for APWC’s financial soundness or the correctness of any of the statements made or opinions expressed herein. Consequently, if the Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.

There can be no assurance that the Common Shares will remain listed on Nasdaq on any tier. Any delisting of the Common Shares could materially adversely affect their market price and liquidity. If the Common Shares are delisted, APWC expects its Common Shares would be quoted on an over-the-counter market. If this were to occur, APWC’s shareholders could face significant material adverse consequences, including the need to receive permission from the BMA to transfer the Common Shares, limited availability of market quotations for the Common Shares and reduced liquidity for the trading of the Common Shares. In addition, APWC could experience a decreased ability to issue additional securities and obtain additional financing in the future.

As a foreign private issuer, APWC is exempt from a number of rules under the U.S. securities laws and is permitted to file less information with the SEC than a U.S. company.

APWC is a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, APWC is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, APWC is exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, APWC’s senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of APWC’s securities. Moreover, APWC is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and is not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.  Accordingly, there is less publicly available information concerning the Company than there would be if APWC was a U.S. public company.

Future sales of APWC’s Securities may cause the prevailing market price of the Common Shares to decrease

There may be future sales or other dilution of APWC’s equity, which could materially adversely affect the market price of the Common Shares. APWC may, from time to time, issue equity securities, including Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of issuances of any such equity securities or any such securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares, or as a result of the perception that such issuances could occur.

The Market for the Common Shares May Not Be Liquid

Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Thinly-traded securities equity can be more volatile than equity securities for which there is significant trading volume. In addition, APWC’s share price may be volatile and could be subject to fluctuations in response to various factors, most of which are beyond our control. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Approximately 75.5% of APWC’s issued and outstanding common shares are directly or beneficially owned by Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, which Common Shares are subject to restrictions on trading.  In addition, although the Common Shares currently remain traded on the Nasdaq Capital Market tier, the trading and demand for the Common Shares has been limited. As a consequence, shareholders may find that the value of their Common Shares and/or their ability to sell their Common Shares quickly or in substantial amounts may be materially adversely affected by the limited public trading market. In the future, the Common Shares may experience significant price fluctuations which could materially adversely affect the value of your ownership interest in APWC.

APWC May Not Be Able to Resume Paying a Dividend and Any Dividends Paid in the Future Could be Reduced or Eliminated

APWC did not pay dividends in 2019 or in 2020. There are a number of factors that can affect APWC’s ability to pay dividends and there is no guarantee that APWC will pay dividends in any given year or pay any specific amount of dividends. APWC may not be able, or may choose not to reinstate its dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of APWC’s board of directors (the “Board of Directors”) and will be dependent on the Company’s future operating results and the cash requirements of the Company’s business. In addition, APWC will not pay dividends in the event it is not allowed to do so under Bermuda law. Furthermore, since APWC is a holding company, nearly all of the assets shown on its consolidated balance sheet are held by its subsidiaries. Accordingly, APWC’s cash flow and its ability to pay dividends are dependent upon distributions from its subsidiaries. The reduction, suspension or elimination of dividends may negatively affect the market price of the Common Shares.

Holding Company Structure; Potential Restrictions on the Payment of Dividends

APWC is a holding company with no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. APWC’s principal assets are the equity interests it directly or indirectly holds in its operating subsidiaries. As a holding company, APWC’s ability to pay dividends and meet its other obligations depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries and by reason of the current cash requirements of APWC’s operating subsidiaries.

Corporate Matters; Limited Recourse; Limited Enforceability

APWC is incorporated in and organized pursuant to the laws of Bermuda with its principal office located in Taiwan. All of APWC’s directors and officers reside outside the United States and the Company’s material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize judgements against them in courts of the United States predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against the Company’s assets or the assets of APWC’s officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts. Additionally, there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board of Directors or controlling shareholders than they would if APWC was organized under the laws of the United States or one of the states therein, or if the Company had material assets located within the United States, or some of the directors and officers resided within the United States.

Control of the Company Rests with Majority Shareholder; Controlled Company and Foreign Private Issuer Exemptions; Risks Related to PEWC

The Common Shares currently remain traded on Nasdaq. However, as APWC has a more than fifty percent (50%) shareholder, APWC relies upon a “controlled company exemption” to the requirement that a company have a board of directors comprised of a majority of independent directors in order to be listed on Nasdaq. At present, a majority of the board of directors of APWC is affiliated with PEWC. APWC also relies on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). The independent directors of APWC meet periodically in executive session in their capacity as members of APWC’s Audit Committee of APWC’s Board of Directors without other directors present, but on occasion meet with APWC’s independent auditors present in such executive session, and on occasion meet with members of management present in order to understand more fully management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.

As APWC’s majority shareholder, PEWC has sufficient votes to control the outcome of any matter presented for a shareholder vote, including the election of each member of APWC’s Board of Directors. PEWC may vote its shares in APWC in the manner that it sees fit. In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in APWC without regard to the best interests of APWC’s other shareholders except to the extent that it is prohibited from engaging in conduct oppressive to non-controlling interests under applicable law. The interests of PEWC may conflict with our interests or the interests of our other shareholders. As a result, PEWC may take actions with respect to us or our business that may not be in our or our other shareholders’ best interest.

Financial or corporate governance issues at PEWC may affect PEWC’s attention to and actions with respect to APWC, including with respect to its performance of its obligations under, or increase uncertainty regarding its ability to perform its obligations under, the Composite Services Agreement between PEWC and the Company. (See “Item 3.D. Risk Factors – PEWC may not perform its obligations under the Composite Services Agreement” and “Item 10.C. Material Contracts” for a description of the Composite Services Agreement.).

Potential Conflict of Certain Officers and Directors

APWC has three independent directors. The other six members of APWC’s Board of Directors are also directors or officers of, or otherwise affiliated with, PEWC, APWC’s majority shareholder. Certain of the Company’s officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of the Company’s officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which the Company and PEWC or one of its affiliates have competing interests, and in the performance by the Company and PEWC of their respective obligations under existing agreements, including the Composite Services Agreement. In addition, some of these persons devote time to the business and affairs of PEWC and its affiliates, which could reduce the amount of time available for overseeing or managing the Company’s business and affairs.

General Risk Factors

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our reputation, business, financial conditions, and results of operations and the market price of the Common Shares.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to prevent fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. As a result, even effective internal controls are able to provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure in our internal control could result in a material adverse effect on our business and a decline of investor confidence in the reliability of our financial statements, which could materially adversely affect the market price of the Common Shares.

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

International Business Risks

We are subject to risks specific to our international business operations, including: the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as severe weather and climatic events; the outbreak of highly infectious or communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of political unrest and turmoil in Thailand; risks related to global economic turbulence and adverse economic developments in Asian markets; risks associated with possible interest rate increases, which could result in increases in the cost of borrowing and reduced liquidity for us and our customers; risks related to changes in governmental or private sector policies and priorities with respect to infrastructure investment and development; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

ITEM 4:	INFORMATION ON THE COMPANY
4.a.	History and Development of the Company

Asia Pacific Wire & Cable Corporation Limited was incorporated on September 19, 1996 as a Bermuda exempted company limited by shares and incorporated under the Bermuda Companies Act 1981, as amended (the “Companies Act”). The address of APWC’s principal office is Room B, 15th Floor, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, and its telephone number is +886 2-2712-2558. Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, is APWC’s agent for service of process in the United States.

Principal capital expenditures consisted of purchases of property, plant and equipment totaling $14.5 million in 2020, $5.4 million in 2019 and $4.4 million in 2018, mostly for the purchase of production machinery and equipment in Thailand.

In 2021, the Company anticipates its principal capital expenditures including the purchase of new equipment to expand production capacity in China and Thailand, and the construction of new factory buildings in Thailand. These expected capital expenditures in 2021 are approximately $2.5 million, which may be adjusted depending on market conditions. The Company intends to pay for these expenditures with funds generated from its operations.

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

4.b.	Business Overview
4.b.1.	Geographic Regions

APWC is a holding company that operates its business through operating subsidiaries, principally located in Thailand, China, Singapore and Australia.

The Company is principally engaged in the manufacture and distribution of telecommunications (primarily copper, but also fiber optic), power cable, and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company also provides project engineering services to certain customers.

The following chart sets forth the organizational structure as of December 31, 2020 of APWC and its principal operating subsidiaries, as well as the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses under the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

Asia Pacific Wire & Cable Co. Ltd.
98.3%
(S) Sigma Cable Company Pte. Ltd.
95.8%
(C) Crown Century Holdings Ltd.
100%
(Taiwan) Asia Pacific New Energy Co. Ltd.
50.9%
(T) Charoong Thai Wire & Cable Public Co. Ltd.
4.2%
64.8%
(A) Australia Pacific Electric Cable Pty. Ltd.
100%
(C) Ningbo Pacific Cable Co. Ltd.
100%
(C) Pacific Electric Wire & Cable (Shenzhen) Co. Ltd.
100%
(T) Siam Pacific Electric Wire & Cable Co. Ltd.
100%
(T) Double D Cable Co. Ltd.
90%
(T) Siam Fiber Optics Co. Ltd.
35.2%
100%
(S) Epan Industries Pte. Ltd.
37.9%
52.3%
(C) Shanghai Yayang Electric Co. Ltd.
9.8%

North Asia Region

During 2020, the Company’s principal operations in North Asia were conducted through four business entities – Shanghai Asia Pacific Electric Co., Ltd. (“Shanghai Yayang”), Crown Century Holdings Limited (“CCH HK”), Pacific Electric Wire and Cable (Shenzhen) (“PEWSC”), and Asia Pacific New Energy Corp. Ltd. (“APNEC”). The operating entities include Shanghai Yayang, formerly known as Shanghai Pacific Electric Co., Ltd., a subsidiary in Shanghai incorporated in June 1998 to manufacture enameled wires. The Company’s effective holding in Shanghai Yayang is 68.75%. Shanghai Yayang, which had previously produced enameled wires, ceased production by the end of October of 2019 and has been restructured as a trading company in Shanghai that supplies mainly transformer, motor and coil manufacturers in the eastern part of China.

The Company has an effective holding of 97.93% (including holdings through Siam Pacific) of the capital stock of CCH HK, a Hong Kong registered company, and its wholly-owned subsidiary company, PEWSC. PEWSC manufactures enameled wires for electric, video and audio products for the south China market.

Ningbo is currently a dormant entity. The Company continues to own the equity of Ningbo, which still holds its government-granted business license. The Company has disposed of all of the buildings and most of the equipment and the land use rights for the property where Ningbo’s operations had been situated. The principal machinery utilized at the Ningbo facility has either been sold or stored at other operating facilities of the Company.

The Company established a new entity, APNEC, in Taipei City on October 26, 2018 for new renewable energy business. APNEC seeks to develop an alternative energy business in Taiwan by availing itself of incentives provided by the Taiwan energy authority for the expansion of “green” energy alternatives. This project remains at a development-stage and has not generated any revenues to date.

Thailand Region

The Company’s Thai operations are conducted through Charoong Thai, Siam Pacific, Double D Cable Company Ltd. (“DD”) and Siam Fiber Optics Co. Ltd. (“Siam Fiber Optics”). Charoong Thai and Siam Pacific are the Company’s principal entities in Thailand.

Charoong Thai is a publicly-traded Thai corporation, the shares of which are listed on the Stock Exchange of Thailand (“SET”). It manufactures aluminum and copper electric wire, medium and high voltage power cables and telecommunications cables. It has subsidiaries and affiliates in the businesses of fiber optic cable manufacturing and telecommunication and network services. Charoong Thai was established in Thailand in 1967 as a limited public company. As of December 31, 2020, the Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai. The Company’s present intention is to maintain majority ownership of the voting securities of Charoong Thai. The board of directors of Charoong Thai may authorize the issuance of additional shares of common stock of Charoong Thai. The Company has preemptive rights to purchase its pro rata share of any additional authorized shares, less amounts reserved for Charoong Thai’s directors, officers or employees. In the event the board of Charoong Thai decides to cause it to issue additional shares, the Company may decide not to exercise the Company’s preemptive rights, in which case its interest may be diluted.

Siam Pacific was established in 1988 as a joint venture between PEWC and Italian-Thai Development Plc. Siam Pacific is now a 100%-owned subsidiary of Charoong Thai and focuses on the manufacture of telecommunications cables, and enameled wires.

Rest of the World (“ROW”) Region

The Company’s ROW region currently consists of its Singapore and Australian operations.

The Company’s Singapore operations are principally conducted through Sigma Cable Company (Private) Limited (“Sigma Cable”), an indirectly 98.3%-owned subsidiary of the Company. The Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore. Sigma Cable manufactures and sells a range of low voltage power cable products, used mainly in infrastructure projects and commercial and residential developments. Sigma Cable is the exclusive distributor in Singapore of medium and high voltage wire and cable products manufactured by PEWC. It is also the distributor for general wires manufactured by a third-party supplier.

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

The Company’s business in Australia is conducted by Australia Pacific Electric Cable Pty. Ltd. (“APEC”). The Company’s indirect ownership interest in APEC is 98.06%. APEC is located near Brisbane and is one of three major wire and cable manufacturers in Australia. APEC possesses a substantial marketing and distribution infrastructure with a network of sales offices and warehouses in the cities of Brisbane, Sydney, Melbourne and Perth.

4.b.2.	Products and Services

Across the Company’s three reporting segments, the Company engages in three principal business lines that consist of manufacturing and distributing wire and cable products and providing fabrication or project engineering services to certain customers. The Company manufactures and sells a wide variety of wire and cable products in primarily three general categories: telecommunications cables, power transmission cables, and enameled wires. The Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. The Company’s enameled wires are used in the manufacturing of components and sub-components of a number of household appliances and small machinery. In addition, the Company acts as a distributor of wire and cable products manufactured by PEWC and other third party suppliers in Singapore. The Company also offers SDI project engineering services of medium and high voltage cables for power transmission projects in Singapore.

Services

Fabrication

The Company performs fabrication services for its customers, converting raw materials to wire and cable products. Raw materials, such as copper, aluminum, polyvinyl chloride, polyethylene and optic fibers, are commodities traded on global markets with anticipated price fluctuations and currency risk. Given these risks, the Company provides fabrication services using customer-owned materials in order to limit exposure to these risks.

SDI Project Engineering Services

Given government and private sector infrastructure projects and residential and commercial buildings activity in Singapore, the Company anticipates modest demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, the Company has developed an SDI project engineering capability. This SDI project engineering involves supply, delivery and installation of primarily medium and high voltage cables to power transmission projects in Singapore. In entering into a contract to supply, deliver and install cables for a power transmission project, the Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cables as required by the project

Products

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

Power Cable

The Company produces a range of armored and unarmored low voltage power transmission cables. Low voltage power cables, generally considered to be cable with a capacity of 1 to 3.3 kilovolts, are typically used to transmit electricity to and within commercial and residential buildings, as well as to outdoor installations such as street lights, traffic signals and other signs. Armored low-voltage power cables are usually used for public lighting and power transmission running to buildings and installed either above or below ground. Unarmored low voltage cables are mainly used as lighting and power supply cables inside and outside of buildings. The voltage capacity of the Company’s power cables ranges from 300 volts to 1 kilovolt.

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

4.b.3.	Raw Materials

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

The Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. The Company has facilities where it can process its copper cathodes into copper rods in Thailand, and the Company also utilizes services from other business partners, including Thai Metal Processing Co., Ltd., to process its copper cathodes. Copper rods are drawn into copper wires for the production of telecommunications cables, power cables and enameled wires.

The Company imports both copper cathodes and copper rods in Thailand, with copper cathodes subjected to lower import duty than copper rods. The key suppliers are PT. Karya Sumiden Indonesia - Indonesia, Walsin Lihwa Corporation - Taiwan, Mitsubishi Corporation RtM International Ptd.- Singapore, Glencore International AG.-Switzerland, and Marubeni Corporation-Japan. The Company attempts to maintain approximately a three to five week supply of copper rods and cathodes for its Thai operations and approximately a two to four week supply in Singapore. PEWSC generally maintains one to two weeks of supply of copper rods and cathodes. APEC’s copper supply is generally maintained at one to two weeks of anticipated requirements. The Company has regularly signed one-year contracts with each of the copper suppliers, pursuant to which the Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is typically pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. The Company has not had and does not anticipate any material supply interruption or difficulty in obtaining a sufficient supply of copper rod or cathode. The Company anticipates that its copper suppliers will be capable of providing an adequate supply of copper to meet the Company’s requirements and the Company does not anticipate any change in relations with its copper suppliers in the near term.

The Company has historically purchased a substantial portion of its copper rods from PEWC. Under the Composite Services Agreement between the Company and PEWC, PEWC has agreed to supply to the Company on a priority basis with its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. However, the Company has diversified its copper purchases from among a number of preferred copper suppliers to ensure that the Company receives the most advantageous pricing on its copper purchases. The Company does not currently purchase copper rods from PEWC.

Other raw materials used by the Company include aluminum, which is used as a conductor in power cables and petroleum-based insulation materials such as PE, PVC and jelly compounds for insulating covers on cables and varnishes on enameled wires; aluminum foils for sheathing of communication cables; and galvanized steel wires for the production of armored wires. The Company has not had and does not anticipate any difficulty in maintaining adequate supplies of these raw materials and expects to continue to be able to purchase such raw materials at prevailing market prices. Other than import tariffs in Thailand, the Company does not face any restriction or control on the purchase or import of its raw materials. The Company may freely choose its suppliers and negotiate the price and quantity of material with its suppliers. The Company formulates consumption plans for raw materials regularly and continually monitors market conditions in respect of the supply, price and quality of raw materials.

Inflation would increase the cost of raw materials and operating expenses for the Company. If inflation increases, the Company would try to maintain its operating margins by increasing the prices of its products.

4.b.4.	Quality Control

In order to maintain product quality, the Company has implemented a range of quality control procedures under the supervision of dedicated quality control staff. Quality control procedures are implemented from the raw material to the finished product stages at each of the Company’s major production facilities. Raw materials are inspected to ensure they meet the necessary level of quality before production begins. During the manufacturing process, quality control procedures are performed at several stages of production. Upon completion, finished goods are brought to quality control centers set up in the production facilities for inspection and testing of different electrical and physical properties.

Depending on the requirements of its customers, the Company has the capability to manufacture products to meet a variety of different quality and production standards. These include local standards and certifications, such as the Singapore Institute of Standards and Industrial Research Quality Mark and the Thailand Industrial Standard, as well as other standards, such as the National Electrical Manufacturers Association Standard, the British Standard, the Japan Industrial Standard and Underwriters Laboratories Inc. Standard.

All of the Company’s principal operating entities have attained International Standards Organization (“ISO”) 9001 certification for quality management and assurance standards in the manufacture of electric wires and cables and have maintained that certification for at least the last ten years. These certifications mean that these entities have in place quality assurance systems and the capability to consistently manufacture products of quality.

4.b.5.	Reporting Segments

The Company’s telecommunications cable and power cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas a portion of the enameled wires manufactured by the Company in Thailand are exported, primarily to customers throughout Southeast Asia. The following table sets forth the Company’s sales revenues for the periods indicated in its three reporting segments – North Asia region, Thailand region and ROW region for its three principal product lines, i.e., power, enameled and others together with their respective percentage share of total sales by reporting segment for such periods.

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	48,851	78,779	127,630
Enamel	73,179	57,971	—	131,150
Fabrication	—	33,101	—	33,101
Others*	20	3,724	17,939	21,683
	73,199	143,647	96,718	313,564

*include revenues from SDI service contracts (which amounted to US$15.6 million in 2020), and sale of other wires and cables products.

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	49,493	78,686	128,179
Enamel	76,575	102,997	—	179,572
Others*	—	19,889	10,520	30,409
	76,575	172,379	89,206	338,160

*include revenues from SDI service contracts (which amounted to US$7.6 million in 2019), fabrication service contracts, and sale of other wires and cables products.

Year ended December 31, 2018	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	64,771	92,130	156,901
Enamel	103,647	114,247	—	217,894
Others*	—	34,406	16,739	51,145
	103,647	213,424	108,869	425,940

* include revenues from SDI service contracts (which amounted to US$16.7 million in 2018), fabrication service contracts, and sale of other wires and cables products.

APWC’s operating subsidiaries are also responsible for sales planning, marketing strategy and customer liaison. The Company’s sales staff is knowledgeable about the Company’s products and also renders technical assistance, consulting services and repair and maintenance services to the Company’s customers. The Company does not conduct sales through independent sales agents on a commission basis but uses its own sales employees located at APWC’s operating subsidiaries.

As copper constitutes the most significant component of the Company’s wire and cable products, the price of the Company’s products depends primarily upon the price of copper. In order to minimize the impact of copper price fluctuations, the Company attempts to determine the prices of its products based on the prevailing market price of copper. The Company may be affected by significant fluctuations in the price of copper.

Payment methods for the Company’s products vary with markets and customers. The majority of sales by the Company requires payment within 90 days, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with the distribution of medium and high voltage power cables manufactured by PEWC, the Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% in either case to be paid within one year. In connection with a purchase of copper rod, the Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither APWC nor its operating subsidiaries offers financing for purchases of the Company’s products. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

Products are marketed under the respective names of the operating subsidiaries. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” trade name. Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.

North Asia

The Company produces and sells enameled wires in China. The Company’s principal China operations are conducted through China-based business entities. The Company generally sells enameled wires directly to manufacturers of electric motors for use in various consumer appliances.

Thailand

The Company produces and sells telecommunication cables, enameled wires and power cables in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand. Our distribution channels include both direct sales to government entities and private sector participants in the infrastructure sector, and sales to agents for governmental entities. Sales within the Thailand region are made directly by the sales department of the APWC’s operating subsidiaries in accordance with terms and pricing set by the local subsidiaries. The major customers of the Company include clients working with the government and its contractors.

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

4.b.6.	Competition

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

North Asia

PEWSC manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products in the south China market. It supplies mainly to transformer, motor and coil manufacturers. It faces competition principally from overseas imports and local manufacturers.

Shanghai Yayang has been restructured as a trading company in Shanghai and it supplies mainly transformer, motor and coil manufacturers in the eastern part of China. It faces competition principally from overseas imports and manufacturers in China.

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

ROW

Although the Company believes that Sigma Cable is one of the major suppliers of power cable products in Singapore, it is subject to significant competition from producers within the region. There are no tariff or other barriers against foreign competition in the local Singapore market, and potential competitors are free to enter the industry. Because of high capital costs, the Company does not presently anticipate that it is likely there will be new domestic entrants to the wire and cable industry in Singapore in the near future that would present material competition to the Company or be in a position to capture a material percentage of the Company's share of the market. However, the performance of Sigma Cable in 2020 was adversely impacted by increased intense competition from other manufacturers seeking to capture a greater share of the Singaporean market.

In addition to APEC, there are two major wire and cable producers with operations in Australia: Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the States of Victoria and New South Wales, respectively. A significant portion of Australian market is serviced by two importers: (i) Electra Cables which reportedly imports cables from China factories; and (ii) World Wire Cables, which reportedly also sources cables from its Chinese partners to sell in Australian market. These companies are APEC’s principal competitors. APEC is the only power cable producer in the State of Queensland and therefore seeks to take advantage of its comparative proximity to Queensland-based customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia. APEC has sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and serve customers in those regions. APEC also has a distribution agreement with one of the regional suppliers with the goal of generating additional business for the Australia operations.

4.b.7.	Regional Considerations

The principal Asian markets in which we do business have displayed higher overall economic growth in recent years compared to the United States and a number of other more developed markets, subject to occasional episodes of economic and currency exchange volatility attributable to various factors including the increased risks of emerging market investment, actual or potential political instability, and pandemics.

North Asia

The Company’s North Asia operations are conducted principally in China. The economy of China differs from that of most developed free-market economies in a number of respects, including structure, degree of government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation, and balance of payments position. In recent years, the government of China has implemented economic reform measures which emphasize decentralization, expansion of consumption in the domestic market, residential and commercial real estate development, infrastructure development, utilization of market forces and the development of foreign investment projects.

Thailand

The volume of sales of the Company’s products in Thailand tends to correlate with the general level of economic activity in Thailand. As a result, the performance of the Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product. Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting the Company to rationalize Thai operations and actively seek overseas export markets. Political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can adversely impact the volume of sales to our customers who are engaged in large infrastructure projects.

4.b.8.	Insurance

The Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. The Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. In addition, the Company does not have business liability or disruption insurance for its operations in China and the Company does not have coverage for flood damage or business interruption for its operations in Thailand. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance.  No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. Please see “Our Insurance Coverage Does Not Cover All of Our Business Risks” is Section 3.d. above for more information regarding insurance coverage risks.

4.b.9.	Environmental Regulations

The Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment. The Company believes that all of its operations are in material compliance with all applicable environmental laws and regulations. The Company has not been subjected to any material legal, regulatory or other action alleging violations or breaches of environmental standards.

4.c.	Organizational Structure

Please refer to Business Overview in Item 4.B. above.

4.d.	Property, Plants and Equipment

The Company’s manufactured products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, and PEWSC. The following is a summary of the Company’s material facilities and operations.

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

APEC owns a 6,735 square meter power cable manufacturing facility on a 39,000 square meter land parcel in Brisbane, Australia. The manufacturing facility and land are secured over a bank loan facility of APEC.

Shanghai Yayang ceased production by end of October of 2019 and has been restructured as a trading company, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. The land and buildings are pledged to Industrial and Commercial Bank of China as security for a $1.2 million bank loan.

PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The land and building are pledged to Agricultural Bank of China as security for a $1.5 million bank loan.

Most of the Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment imported from Europe, the United States, Taiwan, or Japan.

The production capacity and extent of utilization of the Company’s facilities varies from time to time, and such information is considered to be commercially sensitive and proprietary information.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS\
5.a.	Operating Results

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) referenced in Item 18 of this Annual Report.

5.a.1.Disclosures of Critical Accounting Policies

The critical accounting estimates and judgements and those that are most significant in connection with our financial statement policies are set out in Note 3.23 of our consolidated financial statements referenced in Item 18 of this Annual Report.

5.a.2.Selected Operating Data

Results are analyzed and reported along the lines of our three principal business segments, consisting of the North Asia region, the Thailand region, and the ROW region. Included in the summary table below are certain results within our three business segments with regard to net sales, operating profit, and operating profit margin for the periods covered. The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of U.S. dollar).

5.a.3.	Operating Results
	For the year ended December 31,
	2020	2019	2018
	(US$’000 except for percentages)
Net Sales:
North Asia region	$73,199	$76,575	$103,647
Thailand region	143,647	172,379	213,424
ROW region	96,718	89,206	108,869
Total	$313,564	$338,160	$425,940
Operating profit (loss):
North Asia region	$3,087	$1,237	$5,234
Thailand region	11,250	3,042	9,539
ROW region	(4,492)	(1,659)	(2,306)
Corporate expenses & adjustments	(2,288)	(3,269)	(3,783)
Total operating profit (loss)	$7,557	$(649)	$8,684
Operating profit (loss) margin:
North Asia region	4.22%	1.62%	5.05%
Thailand region	7.83%	1.76%	4.47%
ROW region	(4.64)%	(1.86)%	(2.12)%

APWC is approximately 75.5% beneficially owned and is controlled by PEWC, a Taiwanese company. The remaining approximately 24.5% of the issued and outstanding Common Shares are publicly-traded in the United States and listed on Nasdaq. Based upon a review of Schedule 13D and 13G filings made with the SEC by shareholders, and a review of the share register maintained by APWC’s transfer agents in Bermuda and the U.S., the Company is not aware of any shareholders resident in the jurisdictions where the Company has business operations. While the Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where the Company operates, that impact is not a function of APWC’s shareholder base.

5.a.3.1.	Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

	For the Year Ended December 31,
	2020	2019	Changes	Changes
	US$’000	US$’000	US$’000%
Income Statement Data:
Revenue	$313,564	$338,160	$(24,596)	(7.3)
Costs of sales	(279,686)	(313,373)	33,687	10.7
Gross profit	33,878	24,787	9,091	36.7
Other operating income	814	385	429	111.4
Selling, general and administrative expenses	(27,006)	(25,051)	(1,955)	(7.8)
Other operating expenses	(129)	(770)	641	83.2
Operating profit /(loss)	7,557	(649)	8,206	1,264.4
Finance costs	(744)	(1,012)	268	26.5
Finance income	320	506	(186)	(36.8)
Share of loss of associates	(1)	(3)	2	66.7
Exchange (loss)/gain	(579)	1,550	(2,129)	(137.4)
Other income	1,173	717	456	63.6
Other expense	(1)	(3)	2	66.7
Profit before tax	7,725	1,106	6,619	598.5
Income taxes expense	(4,016)	(2,057)	(1,959)	(95.2)
Profit/(Loss) for the year	3,709	(951)	4,660	490.0
Attributable to:
Equity holders of APWC	(552)	(1,632)	1,080	66.2
Non-controlling interests	4,261	681	3,580	525.7

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including impacts from COVID-19, currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2020 and 2019.

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

Average copper prices per metric ton increased by 2.73% from $6,005 in 2019 to $6,169 in 2020 (annual average). Copper prices indicated in this Annual Report are quoted from the index published by the LME. The 2020 and 2019 average copper prices were as follows:

		2020	2019
Average LME copper price ($/Ton)	Q1	5,638	6,220
	Q2	5,341	6,114
	Q3	6,521	5,798
	Q4	7,174	5,888
	Year	6,169	6,005

The average copper price in March 2021 on the LME was $8,479 per metric ton.

Revenue

Total sales in the North Asia region decreased by $3.4 million, or 4.4%, from $76.6 million in 2019 to $73.2 million in 2020. The decrease was primarily due to Shanghai Yayang’s cessation of manufacturing operations in October 2019.

Revenue from the Thailand region decreased by $28.8 million, or 16.7%, from $172.4 million in 2019 to $143.6 million in 2020. The decrease was primarily due to decreased sales of low margin products.

Revenue in the ROW region increased by $7.5 million, or 8.4%, from $89.2 million in 2019 to $96.7 million in 2020. The increase was primarily attributable to abating competition for reasons associated with COVID-19.

Gross Profit

Gross Profit increased by $9.1 million, or a 36.7% change, from $24.8 million in 2019 to $33.9 million in 2020. The gross profit margin was 10.8% in 2020 compared to 7.33% in 2019. The improvement in gross profit margin was primarily due to a shift in sales mix from lower margin items to higher margin items.

Operating Profit

Operating profit for 2020 was $7.6 million, representing an improvement by $8.2 million, or 1,264.4% from operating loss $(0.6) million in 2019.

The operating profit margin of the North Asia region increased from 1.62% in 2019 to 4.22% in 2020. The increase was attributable primarily to an improvement in sales mix and a reduction in severance expenses, mostly occurred in 2019 resulted from the restructuring of Shanghai Yayang.

The operating profit margin of the Thailand region increased from 1.76% in 2019 to 7.83% in 2020. The increase was attributable primarily to an improvement in sales mix.

The operating loss margin of the ROW region worsened from (1.86)% in 2019 to (4.64)% in 2020. The decline was primarily attributive to reasons associated with COVID-19 and fluctuation of copper price.

Finance Cost

Our finance cost mainly consists of interest on bank loans and borrowings. Interest cost decreased to $0.7 million in 2020 compared to $1.0 million in 2019. However, interest-bearing loans and borrowings increased to $13.8 million in 2020 compared to $11.3 million in 2019. The proceeds of these loans were mainly used to fund capital expenditures and working capital needs of the Company.

Finance Income

Finance income consists of interest earned on bank deposits. Interest income decreased from $0.5 million in 2019 to $0.3 million in 2020.

Share of Loss of Associates

The share of loss remained consistent in 2020 compared to that of 2019. This was primarily due to the loss that the Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.

Exchange Gain/(Loss)

The exchange loss of 2020 was primarily attributable to the depreciation of Thai Baht and appreciation of Chinese RMB. The exchange rates at December 31, 2020 and 2019 are listed below, based on the Noon Buying Rate. However, they do not reflect the rates at which transactions actually took place.

	As of December 31,
	2020	2019
Foreign currency to US$1:
Thai Baht	30.02	29.75
Singapore $	1.321	1.345
Australian $	1.297	1.423
Chinese RMB	6.525	6.962

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Income taxes

Income tax expense was $4.0 million in 2020 compared to $2.1 million in 2019. The change was mainly due to the increase in taxable income.

5.a.3.2.	Year Ended December 31, 2019 Compared with Year Ended December 31, 2018
	For the Year Ended December 31,
	2019	2018	Changes	Changes
	US$’000	US$’000	US$’000%
Income Statement Data:
Revenue	$338,160	$425,940	$(87,780)	(20.6)
Costs of sales	(313,373)	(389,692)	76,319	19.6
Gross profit	24,787	36,248	(11,461)	(31.6)
Other operating income	385	805	(420)	(52.2)
Selling, general and administrative expenses	(25,051)	(26,924)	1,873	7.0
Other operating expenses	(770)	(1,445)	675	46.7
Operating (loss)/profit	(649)	8,684	(9,333)	(107.5)
Finance costs	(1,012)	(1,378)	366	26.6
Finance income	506	482	24	5.0
Share of loss of associates	(3)	(3)	—	—
Exchange gain	1,550	1,741	(191)	(11.0)
Other income	717	1,817	(1,100)	(60.5)
Other expense	(3)	(11)	8	72.7
Profit before tax	1,106	11,332	(10,226)	(90.2)
Income taxes expense	(2,057)	(3,886)	1,829	47.1
(Loss)/Profit for the year	$(951)	$7,446	(8,397)	(112.8)
Attributable to:
Equity holders of APWC	(1,632)	2,928	(4,560)	(155.7)
Non-controlling interests	681	4,518	(3,837)	(84.9)

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

Copper prices indicated in this Annual Report are quoted from the index published by the LME.  The 2019 and 2018 average copper prices were as follows:

		2019	2018
Average LME copper price ($/Ton)	Q1	6,220	6,959
	Q2	6,114	6,872
	Q3	5,798	6,103
	Q4	5,888	6,168
	Year	6,005	6,525

The average copper price in March 2020 on the LME was $5,179 per metric ton.

Revenue

Total sales in the North Asia region decreased by $27.1 million, or 26.1%, from $103.6 million in 2018 to $76.6 million in 2019.  The decrease was primarily due to the negative impact of the trade war between the United States and China.

Revenue from the Thailand region decreased by $41.0 million, or 19.2%, from $213.4 million in 2018 to $172.4 million in 2019.  The decrease was primarily due to the postponement of the delivery of products per the request of a major client.

Revenue from the ROW region decreased by $19.7 million, or 18.1%, from $108.9 million in 2018 to $89.2 million in 2019. The decrease was primarily due to intense competition.

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

Operating (Loss)

Operating (loss) for 2019 was $(0.6) million, representing a decrease by $9.3 million, or (107.5)% from operating profit of $8.7 million in 2018.

The operating profit margin of the North Asia region decreased from 5.05% in 2018 to 1.62% in 2019. The decrease was attributable primarily to a decrease in sales volume, which eroded the profit margin, and an increase in severance payments due to the restructuring of Shanghai Yayang.

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

Exchange Gain/(Loss)

The exchange gain of 2019 was primarily attributable to the appreciation of Thai Baht. The exchange rates at December 31, 2019 and 2018 are listed below, based on the Noon Buying Rate.  However, they do not reflect the rates at which transactions actually took place.

	As of December 31,
	2019	2018
Foreign currency to US$1:
Thai Baht	29.75	32.31
Singapore $	1.345	1.362
Australian $	1.423	1.419
Chinese RMB	6.962	6.876

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Income taxes

Income tax expense was $2.1 million in 2019 compared to $3.9 million in 2018. The change was mainly due to the decrease of taxable income.

5.b.	Liquidity and Capital Resources

As of December 31, 2020, we had $52.2 million in cash and cash equivalents, primarily in bank accounts and cash on hand. Our current sources of cash are our cash on hand, cash generated by our operations, and our credit facilities. Our liquidity is primarily utilized for the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

We maintain several working capital and overdraft credit facilities with various commercial bank groups and financial institutions (the “Facilities”). As of December 31, 2020, the total amount of the Facilities was approximately $264.2 million and the unused amount of the Facilities was approximately $200.3 million (taking into account letters of credit issued thereunder). The Facilities do not have termination dates but are reviewed annually for renewal. There is no seasonality to the Company’s borrowing.

On July 10, 2020, the Company and PEWC entered into a secured loan agreement pursuant to which the Company borrowed the principal amount of $6 million from PEWC (the “Secured Loan”). The Secured Loan carries a 3% interest rate and is secured by a pledge of the Company’s 98.3% ownership stake in Sigma Cable. The Secured Loan’s scheduled maturity date is the date which is twelve months after July 10, 2020, but may be repaid (in whole or in part) before such date by the Company at its option. The principal amount currently outstanding on the Secured Loan is $6 million. For further information on the Company’s interest-bearing loans and borrowings from other third parties, including maturity profile, currency and interest rate structure, see Note 11(b) of our consolidated financial statements referenced in Item 18 of this Annual Report. For the Company’s maturity profile of financial liabilities, see Note 27(c) of our consolidated financial statements referenced in Item 18 of this Annual Report.

APWC has no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. As a holding company, APWC’s ability to pay dividends, as well as to meet its other obligations (including with respect to payments on the Secured Loan), depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. Consequently, APWC’s subsidiaries have been and will continue to be its primary source of funds. Of the $52.2 million in cash and cash equivalents that we had on hand as of December 31, 2020, $4.3 million was held at APWC, and the remainder was held by its subsidiaries. All of the Facilities are at the subsidiary level; APWC does not have any Facilities. Corporate needs (including holding company needs) are funded primarily by distributions from APWC’s subsidiaries. APWC relies upon distributions of dividends from its subsidiaries in order to pay dividends declared by its Board of Directors. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in their loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries and by reason of the current cash requirements of its operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.

Net cash provided by operating activities in the year ended December 31, 2020 was $16.4 million, as compared to $15.1 million of net cash provided by operating activities in the year ended December 31, 2019. The increase in cash generated from operations was primarily attributable to improved product margins.

Net cash provided by operating activities in the year ended December 31, 2019 was $15.1 million, as compared to $40.6 million of net cash provided by operating activities in the year ended December 31, 2018. The decrease in cash generated from operations was primarily due to the decrease in sales.

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our days of sales outstanding for 2020 was 91 days, as compared to 83 days for 2019. The change was primary due to the impact of COVID-19, causing the fulfilment of 2020 on hand orders delayed and concentrated in year end of 2020, boosting our ending balance of trade receivables. We have in place policies across the Company that emphasize the importance of continuous focus on collection efforts.

In 2020, cash used in investing activities was $20.3 million compared to $6.4 million used in investing activities in 2019. The increase in net cash used in investing activities was primarily attributable to increased purchase in property, plant and equipment.

In 2019, cash used in investing activities was $6.4 million compared to $4.8 million used in investing activities in 2018. The increase in net cash used in investing activities was primarily attributable to increased purchase in property, plant and equipment.

Net cash inflows from financing activities were $2.1 million in 2020. The cash inflows in 2020 were primarily attributable to an increase in borrowings.

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

5.c.	Research and Development

The Company does not currently engage in its own research and development. Under the Composite Services Agreement with PEWC described herein, the Company benefits from research and development conducted by PEWC at little or no cost to the Company. Accordingly, the Company has not made material expenditures on or commitments to research and development since its formation.

5.d.	Trend Information

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•

Uncertainty arising from the volatility in the cost of copper, our principal raw material.  In 2020, the copper price went up from $6,005 (yearly average for 2019) per metric ton to $6,169 per metric ton (yearly average for 2020). Under our business model, the Company, like other companies in the industry, is affected by movements in the price of copper, our principal raw material.

•

Fluctuations in the demand for our products in the markets in which we do business. Demand for our products in the markets in which we do business fluctuates based upon variations in the level of governmental and private investments in communications, power and industrial projects and programs that utilize our products. We are not an end-user of our products and, therefore, we depend upon the requirements of our customers to generate sales.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

5.e.	Off-Balance Sheet Arrangements

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

5.f.	Contractual Obligations

The following table sets forth the Company’s contractual obligations as of December 31, 2020:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-5 years	More than 5 years
Interest-bearing loans and borrowings	$15,428	10,279	925	4,224
Lease obligations	2,621	613	1,015	993
Capital commitment relating to factory building improvement and acquisition of machinery	2,541	2,520	21	—
Purchase obligations for raw materials	251,001	251,001	—	—
	$271,591	264,413	1,961	5,217

For more details on financial commitments and contingencies, please refer to our audited consolidated financial statements and the notes thereto referenced in Item 18: “Financial Statements”.

5.g.	Safe Harbor

Please see the section of this report entitled “Cautionary Statement Regarding Forward-Looking Statements”

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.a.	Directors and Senior Management

There is only one class of directorships and no one or more directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2020, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at APWC’s most recent annual general meeting of shareholders (the “2020 AGM”) held on September 18, 2020, the shareholders set the minimum number of directors at two (2) and the maximum number of directors at nine (9). Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of APWC. All directors are subject to annual election by the shareholders of APWC. Each of the directors was reelected at APWC’s 2020 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

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

Certain officers and directors of APWC are or were also officers or directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of the Board of Directors and senior management is as follows:

Mr. Anson Chan has been an independent member of APWC’s Board of Directors and a member and Chairman of the Audit Committee and compensation committee since 2007. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008. He is also a Certified Public Accountant in the U.S. and a Charted Accountant in Ontario, Canada.

Mr. Andy C.C. Cheng was a member of APWC’s Board of Directors from 2004 to 2005 and was re-elected in 2007. Mr. Cheng was appointed as Chairman of the Board in 2009. From 1987 to 2003, Mr. Cheng served as Vice President in charge of procurement at PEWC. Mr. Cheng has been an Executive Vice President at PEWC since 2004 and Chairman of each of the investment divisions of PEWC, Tai Ho Investment Co., Ltd. and You Chi Investment Co., Ltd., since June 2008. Mr. Andy C.C. Cheng is not related to Mr. Fang Hsiung Cheng. Mr. Cheng currently is also a member of PEWC’s Board of Directors.

Mr. Fang Hsiung Cheng has been a member of APWC’s Board of Directors since 2006.  He also serves as Assistant Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng.

Ms. Daphne Hsu has been Financial Controller of APWC since March 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.

Dr. Lambert Ding has been an independent member of APWC’s Board of Directors since 2011. Dr. Ding is the president and CEO of Union Environmental Engineering Services and before that, he was an associate professor at Yuan Ze University. Dr. Ding holds a Doctor of Philosophy degree from the University of Southern California, awarded in 1989. He is also a Registered Environment Assessor and holds several patents. Dr. Ding serves as a member of the audit committee and compensation committee.

Mr. Michael C. Lee has been a member of APWC’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Michael C. Lee is not related to Dr. Yichin Lee. Mr. Lee currently is also a member of PEWC’s Board of Directors.

Dr. Yichin Lee has been an independent member of APWC’s Board of Directors and served on the Audit Committee since 2007. He is also a member of the compensation committee. Dr. Lee is the Managing Director of FCC partners. Dr. Yichin Lee holds a doctorate degree in Resource Planning and Management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee.

Mr. Alex Chen has been a member of APWC’s Board of Directors since 2015. He also served as Chief Marketing Officer of APWC from July 1, 2015 until December 31, 2019. Mr. Chen was first assigned to PEWC as Engineer, Assistant to General Manager, and later Manager of Quality Assurance Department from 1983 to 2008. He was Managing Director of Siam Pacific Electric Wire & Cable Co. Ltd. in Thailand from 2008 to 2015. Mr. Chen also serves as Vice President and General Division Manager of the General Sales Division of PEWC, and as a Director of the Taiwan Electric Research & Testing Center.

Mr. David Sun has been a member of APWC’s Board of Directors since 2007. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Cable Public Company Limited.

Mr. Yuan Chun Tang has been a member of APWC’s Board of Directors since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as APWC’s Chairman from 2005 to 2009. He has also served as Chairman of PEWC since 2004 and has been the Director of Pacific Construction Corp. Ltd since 2002. Mr. Yuan served as the Director of the Taiwan Co-generation Corp. from 2005 to 2008. Mr. Yuan has also been the Chairman of the Taiwan Electric Wire & Cable Industries Association since 2004. He has served as the Supervisor to the Taipei Importers/Exporters Association as well as the Director of Chinese National Federation of Industries in Taiwan since 1998 and 2004, respectively.

Mr. William Gong Wei has been Chief Operating Officer since April 1, 2013. He was first assigned to Charoong Thai Wire and Cable Pte. Co. Ltd. as Engineer, Assistant Plant Manager, and later consultant to the high voltage cable division from 1991 to 2000. Thereafter, Mr. Gong Wei left Charoong Thai to pursue other professional activities and rejoined the Company in 2009. In April 2009 he was appointed as General Manager of Sigma Cable in Singapore. Mr. Gong Wei holds a master’s degree from the Asian Institute of Technology in Bangkok, Thailand.

Mr. Ivan Hsia has been Chief Financial Officer since August 1, 2013. Mr. Hsia previously served as the Deputy CFO of APWC. Prior to that, he served as the Senior Internal Audit Manager of APWC. Before joining APWC, Mr. Hsia was the head of internal audit at Newegg.com in Los Angeles, CA, USA.

The Common Shares currently trade on the Capital Market tier of Nasdaq. APWC is relying upon the “controlled company exemption” that is available to issuers under the rules of Nasdaq as the Company’s Board of Directors is not composed of a majority of independent directors. The “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. PEWC owns and controls, directly or indirectly, approximately 75.5% of the issued and outstanding Common Shares of APWC.

No service contract exists between any officers or directors sitting on the Board and APWC or any of its subsidiaries providing for benefits upon termination of employment.

APWC has no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.b.	Compensation

The aggregate amount of compensation paid by the Company to all of APWC’s directors and members of its administrative, supervisory or management bodies (“Senior Management Members”), as a group, for services in all capacities during 2020 was approximately $1.44 million. The annual compensation of APWC’s directors and Senior Management Members on an individual basis for services in all capacities is not required to be disclosed under the laws of Bermuda.

In 2020, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of the Company or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board of Directors or any of its committees.

No funds or provisions have been set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to directors or management except for government mandated programs.

6.c.	Board Practices
6.c.1.	Audit Committee

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

6.c.2.	Compensation Committee

The Compensation Committee primarily functions to assist the Company in determining the compensation to be paid to the executive directors and certain members of the senior management of the Company. According to the charter under which it operates, the Compensation Committee is authorized to: (i) review and recommend to the Board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of APWC and its principal operating subsidiaries; (ii) review new executive compensation programs, review on a periodic basis the operations of the Company’s executive compensation programs to determine whether they are properly coordinated, establish and periodically review policies for the administration of executive compensation programs, and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. In addition, Mr. Andy Cheng and Mr. Yuan Chun Tang, the Company’s Chairman and Chief Executive Officer, respectively, serve in a non-voting advisory capacity to the Compensation Committee.

6.d.	Employees

The Company employed a total of 1,216 employees as of December 31, 2020, of which about 13.7% were administrative and management personnel, with the balance being production personnel.  As of December 31, 2020, approximately 65.2% of employees were located in the Thailand region, 19.2% in the North Asia region and 15.6% in the ROW region. Production personnel are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

The Company employed a total of 1,227 employees as of December 31, 2019, of which about 14.2% were administrative and management personnel, with the balance being production personnel.  As of December 31, 2019, approximately 65.7% of employees were located in the Thailand region, 18.3% in the North Asia region and 16.0% in the ROW region. Production personnel are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

The Company employed a total of 1,326 employees as of December 31, 2018, of which about 13.3% were administrative and management personnel, with the balance being production personnel.  As of December 31, 2018, approximately 60.6% of employees were located in the Thailand region, 24.6 % in the North Asia region and 14.8% in the ROW region. Production personnel are usually organized into two 12-hour shifts or three 8-hour shifts to allow continuous factory operations.

The Company offers a range of employee benefits, which it believes are comparable to industry practice in its local markets. Such benefits include performance-based pay incentives, medical benefits, vacation, pension, housing for a small number of workers in Singapore and in Thailand, and a small housing supplement for other workers. The Company also provides training programs for its personnel designated to improve worker productivity and occupational safety.

Presently, there is no group bonus, profit-sharing or stock option plan. However, some of APWC’s subsidiaries have bonus or profit-sharing plans based on individual performance and the profitability of the particular subsidiary for the fiscal year, which plans are generally in accordance with industry practice and market conditions in the respective countries.

The Company has several defined contribution plans covering its employees in Australia, the PRC, Singapore, Thailand, and Taiwan. Additionally, the Company has defined benefit plans in accordance with Thailand labor law. Pursuant to these defined benefits plans, the Company pays a retiring employee at its Thai subsidiaries from one to twenty-six times such employee’s salary rate during his or her final month, depending on the length of service. During 2020, the Company’s total expenses under this labor law were $0.7 million. These defined benefit plans are not funded and the amount is recognized and included in Employee Benefit Liabilities on the Company’s balance sheet. The Company settles its obligations as and when employees retire. The accumulated benefit obligations under these plans amounted to $11.3 million as at December 31, 2020. For further information related to these employee benefit plans, see Note 21 of our consolidated financial statements referenced in Item 18 of this Annual Report.

Approximately 13% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, the Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. The Company believes that approximately 100% and 100% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 13% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of APWC’s other operating subsidiaries are members of a union.

The Company has never experienced a strike or other disruption due to labor disputes. The Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees.

6.e.	Share Ownership

The common shares beneficially owned by the persons listed in “Item 6. Directors, Senior Management and Employees – 6.b. Compensation” are disclosed in “Item 7. Major Shareholders and Related-Party Transactions – 7.a. Major Shareholders.”

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.a.	Major Shareholders

A total of 11,100 Common Shares are now issued but not outstanding and are booked as treasury shares. Excluding these treasury shares, there were 13,819,669 Common Shares issued and outstanding as of December 31, 2020. On August 21, 2015, PEWC and Moon View Ventures Limited, a BVI company and wholly-owned subsidiary of PEWC, acquired 1,355,415 Common Shares that were held indirectly by a private equity investor group. In connection with the sale of those Common Shares, the parties terminated an Amended and Restated Shareholders’ Agreement, which termination benefited APWC by reason of the elimination of certain U.S. tax indemnification obligations of the Company (and PEWC) in favor of the private equity investor, and the termination of the Company’s obligation to maintain effective a shelf registration statement on Form F-3, covering the Common Shares held by the private equity investor. As a result of that transaction, PEWC held, and it continues to hold, approximately 75.5% of the issued and outstanding Common Shares in the manner described below. The remaining approximately 24.5% of the issued and outstanding Common Shares are presently publicly traded in the U.S. and are currently listed on the Nasdaq Capital Market tier under the trading symbol “APWC”.

The following table sets forth certain information regarding beneficial ownership of the Common Shares as of March 31, 2021 by (i) all persons who are known to APWC to own beneficially more than five percent of the Common Shares and (ii) APWC’s executive officers (Senior Management Members) and directors as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	10,430,769	75.478%
Directors and Executive Officers (Senior Management Members) of APWC	97,834	0.708%

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

APWC has 6,166,154 Common Shares that were registered, of which 3,388,900 Common Shares are publicly-traded on the Nasdaq Capital Market tier, which represents approximately 24.5% of the issued and outstanding Common Shares. With regard to the remaining 2,777,254 such Common Shares, 2,766,154 Common Shares are held by PEWC and its subsidiaries, and 11,100 Common Shares are held by APWC in treasury, and all of those shares are subject to trading restrictions under Rule 144 promulgated under the U.S. Securities Act of 1933. Other than (i) the approximately 97,834 Common Shares held by directors or officers who are not resident in the United States, (ii) the 2,766,154 registered securities held directly or indirectly by PEWC, and (iii) the 11,100 Common Shares held by APWC in treasury, APWC believes that substantially all of its registered securities are held by U.S. residents. APWC has no means to definitively confirm that belief, which is based upon a review of the share registers maintained by APWC’s Bermuda transfer agent and U.S. transfer agent and the addresses provided by the record holders. Based upon a review of the records of APWC’s U.S. transfer agent, including a list of non-objecting beneficial holders (“NOBOs”), APWC believes there are substantially more than 400 beneficial holders that are resident in the United States, although that constitutes only APWC’s best estimate of the number of U.S. beneficial holders.

7.b.	Related Party Transactions

The Company incurs ordinary course trade and other payables with PEWC in connection with purchases of products manufactured and services provided by PEWC.

On July 10, 2020, the Company and PEWC entered into a secured loan agreement pursuant to which the Company borrowed the principal amount of $6 million from PEWC (the “Secured Loan”). The Secured Loan carries a 3% interest rate and is secured by a pledge of the Company’s 98.3% ownership stake in Sigma Cable. The Secured Loan’s scheduled maturity date is the date which is twelve months after July 10, 2020, but may be repaid (in whole or in part) before such date by the Company at its option. The principal amount currently outstanding on the Secured Loan is $6 million.

The Company used the proceeds from the related party loan described above for working capital and purchases of capital equipment. The terms of borrowing by APWC or any of its subsidiaries from PEWC are on terms at least as favorable as terms available in arms-length transactions with unaffiliated parties.

Under the terms of the Composite Services Agreement, the Company pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to the Company’s operating units. The assigned managers assist the Company in implementing the results of certain research and development conducted by PEWC and made available by PEWC to the Company under the terms of the Composite Services Agreement. The assigned managers also assist the Company in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was approximately $133 in 2020.

From time to time we have engaged in a variety of transactions with our affiliates. We generally conduct transactions with our affiliates on an arm’s-length basis. The sales and purchase prices with related parties are determined through negotiation, generally based on the quoted copper price on the LME plus a certain premium.

Additional details regarding related party balances as of December 31, 2020 and related party transactions are disclosed in our audited consolidated financial statements referenced in “Item 18. Financial Statements.” Please refer to Note 24 of our consolidated financial statements presented herewith.

ITEM 8:	FINANCIAL INFORMATION
8.a.	Consolidated Statements and Other Financial Information
8.a.1.	Consolidated Statements

See Item 18: Financial Statements

8.a.2.	Legal Proceedings

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

8.a.3.	Dividend Policy

In November 2016, APWC announced that its Board of Directors had approved the implementation of a dividend policy as part of APWC’s ongoing commitment to increasing shareholder value and return on investment. The goal of the dividend policy is to pay cash dividends of at least 25% of the Company's net post-tax audited consolidated profits attributable to shareholders to be paid on an annual basis in cash, if and when available for distribution. In accordance with its dividend policy, on November 30, 2018, APWC paid a cash dividend to shareholders of record as of September 14, 2018 in the amount of $0.08 per Common Share. However, APWC’s Board of Directors determined not to pay a dividend for 2019 or 2020 given that the Company had funding requirements and unsatisfied business performance.

As a holding company, APWC’s ability to pay dividends, as well as to meet its other obligations, depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC. Those restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

In addition, the ability of APWC’s operating subsidiaries to make distributions to APWC will depend upon a number of factors, including operating results, capital requirements, expansion plans, business prospects, obligations in respect of non-recurring items, debt covenants and other factors that may arise from time to time. There can be no guarantee that APWC will pay any dividends in the future.

8.b.	Significant Changes

Please see Note 29 (Subsequent Events) to the consolidated financial statements referenced in Item 18 hereof for information on recent material events, which contains information regarding the declaration of a cash dividend by the Board of Directors of Charoong Thai and an unrealized loss of $2.8 million recognized in the first quarter of 2021 due to rise in the LME copper price. There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2020 that have not been described herein or in such Note 29.

ITEM 9:	THE OFFER AND LISTING

The Common Shares currently trade on Nasdaq Capital Market tier under the symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

ITEM 10:	ADDITIONAL INFORMATION
10.a.	Share Capital

As of December 31, 2020, and as of the date of the filing of this Annual Report, there were and there are 13,830,769 Common Shares issued, with 13,819,669 Common Shares issued and outstanding and 11,100 Common Shares held in Treasury. No capital stock of the Company is under option or agreed conditionally or unconditionally to be put under option. APWC does not have any classes of capital stock other than its Common Shares.

10.b.	Memorandum of Association and Bye-Laws
10.b.1	General

For a detailed description of the Company’s principal activities, see Item 4 above. Pursuant to APWC’s Bye-Laws, the Board of Directors consists of a single class of directors, each director has one vote on all matters put to the Board, and a quorum consists of a majority of the members of the Board of Directors then in office.

10.b.2.	Description of Shareholder Rights Attaching to the Common Shares

APWC was incorporated in Bermuda on September 19, 1996 under the Companies Act. The rights of APWC’s shareholders are governed by Bermuda law and APWC’s memorandum of association and Bye-Laws.

APWC’s authorized share capital as of December 31, 2020 was $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share, of which, as of December 31, 2020, and as of the date of the filing of this Annual Report, there were and are 13,830,769 Common Shares issued of which 13,819,669 Common Shares are issued and outstanding and eligible to vote. There are 11,100 Common Shares that are issued (but not outstanding and not currently eligible to vote) and held as treasury shares by APWC.

•	Holders of the Common Shares have no preemptive, redemption, conversion or sinking fund rights.
•	Holders of the Common Shares are entitled to one vote per share on all matters submitted to a poll vote of holders of Common Shares and do not have any cumulative voting rights.
•

In the event of APWC’s liquidation, dissolution or winding-up and subject to any alternative resolution that may be pursued by APWC’s shareholders, the holders of Common Shares are entitled to share ratably in APWC’s assets, if any, remaining after the payment of all APWC’s debts and liabilities.

•	APWC’s issued and outstanding Common Shares are fully paid and non-assessable.
•	Additional authorized but unissued Common Shares, and issued shares held in treasury, may be issued or conveyed by the Board of Directors without the approval of the shareholders.

The holders of Common Shares will receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available for such purposes. APWC may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

•	APWC is, or after the payment would be, unable to pay its liabilities as they become due; or
•	the realizable value of APWC’s assets after such payment or distribution would be less than the aggregate amount of its liabilities.

The following is a summary of provisions of Bermuda law and APWC’s organizational documents, including APWC’s memorandum of association and Bye-Laws. We refer you to APWC’s memorandum of association and Bye-Laws, copies of which have been filed with the SEC. You are urged to read these documents in their entirety for a complete understanding of the terms thereof.

10.b.3.	Share Capital

APWC’s authorized capital consists of one class of Common Shares. Under APWC’s Bye-Laws, APWC’s Board of Directors has the power to issue any authorized and unissued shares on such terms and conditions as it may determine. Any shares or class of shares may be issued with such preferred, deferred, qualified or other special rights or any restrictions with regard to such matters, whether in regard to dividend, voting, return of capital or otherwise, as APWC may from time to time by resolution of the shareholders prescribe, or in the absence of such shareholder direction, as the Board of Directors may determine. This provision in the Bye-Laws could be used to prevent a takeover attempt, or to make a takeover attempt prohibitively expensive, and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

10.b.4.	Voting Rights

Generally, under Bermuda law and APWC’s Bye-Laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy, with no provision for cumulative voting. Matters will be decided by votes cast by way of voting cards, proxy cards or a show of hands unless a poll is demanded.

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

10.b.5.	Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than its liabilities.

Under APWC’s Bye-Laws, the Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests. With the sanction of a shareholders resolution, the Board of Directors may determine that any dividend may be paid by distribution of specific assets, including paid-up shares or debentures of any other company. The Board of Directors may also pay any fixed cash dividend which is payable on any of the Common Shares half-yearly or on other dates, whenever APWC’s position, in the opinion of APWC’s Board of Directors, justifies such payment.

Dividends, if any, on the Common Shares will be at the discretion of APWC’s Board of Directors, and will depend on our future operations and earnings, capital requirements, surplus and general financial condition as APWC’s Board of Directors may deem relevant.

10.b.6.	Purchases by APWC of its own Common Shares

Under Bermuda law and as authorized by APWC’s memorandum of association and Bye-Laws, APWC may purchase its own Common Shares out of the capital paid up on the Common Shares in question or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Common Shares made for the purposes of the purchase. APWC may not purchase its Common Shares if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that APWC is, or after the purchase would be, unable to pay its liabilities as they become due.

However, to the extent that any premium is payable on the purchase, the premium must be provided out of the funds of APWC that would otherwise be available for dividend or distribution or out of APWC’s share premium account.

10.b.7.	Preemptive Rights

APWC’s Bye-Laws generally do not provide the holders of its Common Shares preemptive rights in relation to any issues of Common Shares by APWC or any transfer of APWC’s shares.

10.b.8.	Variation of Rights

APWC may issue more than one class of shares and more than one series of shares in each class. The rights attached to any class of shares may be altered or abrogated either:

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

10.b.9.	Transfer of Common Shares

Subject to the “Transfer Restrictions” section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the Board of Directors may approve. The form of transfer is required to be signed by or on behalf of the transferor and also the transferee where any share is not fully paid. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members of APWC.

10.b.10.	Transfer Restrictions

The Board of Directors may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share. The Board of Directors may also refuse to register an instrument of transfer of a share unless:

•	the instrument of transfer is duly stamped, if required by law, and lodged with APWC;
•

the instrument is accompanied by the relevant share certificate for the shares to which it relates, and such other evidence as the Board of Directors shall reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained; and

•

subject to the Companies Act, the Bye-Laws and any directions of the Board of Directors from time to time in force, the secretary of APWC may exercise the powers and discretions of the Board of Directors with respect to: (i) the transfer of shares by a shareholder by way of an instrument of transfer in the usual common form and (ii) sending to a notice of refusal to register a transfer of shares where the Board of Directors declines to register such transfer, within three months after the date on which the instrument of transfer was lodged.

In accordance with the provisions of the Exchange Control Act 1972, as amended, and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the “BMA”) is required for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include the Common Shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed herein.

Accordingly, the Common Shares benefit from a general permission for free transferability for all transfers between persons who are not resident in Bermuda for exchange control purposes, for as long as such Common Shares remain listed on an appointed stock exchange. In the event that the Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.

10.b.11.	Transmission of Shares

In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, and the estate representative, where the deceased shareholder was sole holder, shall be the only persons recognized by APWC as having any title to the shares of the deceased. “Estate representative” means the person to whom probate or letters of administration has or have been granted in Bermuda, or failing any such person, such other person as the Board of Directors may in its absolute discretion determine to be the person recognized by APWC for this purpose.

10.b.12.	Disclosure of Interests

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

10.b.13.	Rights in Liquidation

Under Bermuda law, in the event of liquidation or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of such liquidation or winding-up are distributed among the holders of shares in accordance with a company’s bye-laws.

Under APWC’s Bye-Laws, if APWC is wound up, the liquidator may, pursuant to a resolution of the shareholders and any approval required by the Companies Act, divide among the shareholders in cash or other assets the whole or part of APWC’s assets, whether such assets shall consist of property of the same kind or not, and may for such purposes set such values as such liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders.

10.b.14.	Meetings of Shareholders

Under Bermuda law, a company, unless it elects to dispense with the holding of annual general meetings, is required to convene at least one general meeting per calendar year. The directors of a company, notwithstanding anything in such company’s bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, duly convene a special general meeting. APWC’s Bye-Laws provide that the Board of Directors may, whenever it thinks fit, convene a special general meeting.

Bermuda law requires that shareholders be given at least five days’ notice of a meeting of APWC. APWC’s Bye-Laws extend this period to provide that not less than 20 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.

APWC’s Bye-Laws state that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing a majority of the issued shares of APWC are present in person or by proxy and entitled to vote.

Under APWC’s Bye-Laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at, such registered address. Any notice sent by post shall be deemed to have been served seven (7) days after dispatch. A notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex or tele-copier or other mode of representing or reproducing words in a legible and non-transitory form and such notice shall be deemed to have been served twenty-four (24) hours after its dispatch.

10.b.15.	Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include the memorandum of association and any amendment to the memorandum of association.

Under Bermuda law, the minutes of shareholder meetings will be open for inspection by any shareholder or director without charge for not less than two hours during business hours each day, subject to any reasonable restrictions that APWC may impose. The shareholders shall be entitled to receive a copy of every balance sheet and statement of income and expenditure before a general meeting as required under the Bye-Laws.

Under APWC’s Bye-Laws, unless the Board otherwise determines, the register of shareholders of APWC is required to be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge to members of the general public. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. APWC has established a branch register with APWC’s transfer agent, Computershare Limited, which is based in Jersey City, New Jersey.

Under Bermuda Law, a company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours in each day by members of the public without charge. Under APWC’s Bye-Laws, the register of directors and officers is available for inspection by the public between 10:00 a.m. and 12:00 noon every working day.

Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records, except for the Bye-Laws of the Company.

10.b.16.	Election or Removal of Directors

The Bye-Laws provide that the number of directors will be such number, not less than two, as APWC’s shareholders by resolution may from time to time determine. A director will serve until re-elected or his successor is appointed at the next annual general meeting or his prior removal in the manner provided by the Companies Act or the Bye-Laws. There is no requirement under Bermuda law, APWC’s memorandum of association or its Bye-Laws that a majority of APWC’s directors be independent.

The Bye-Laws provide that each director shall have one vote on all matters presented to the Board for a vote. At the Annual General Meeting held on September 18, 2020, all nine directors then in office were re-elected.

The shareholders may by resolution determine that one or more vacancies in the Board of Directors shall be deemed casual vacancies for the purposes of the Bye-Laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint and remove their own alternates. At the Annual General Meeting held on August 30, 2019, the shareholders approved of the total number of directors.

APWC may, in a special general meeting called for this purpose, remove a director, provided notice of such meeting is served upon the director concerned not less than fourteen days before the meeting and he shall be entitled to be heard at that meeting.

The office of a director will be vacated in the event of any of the following:

•	if he resigns his office by notice in writing to be delivered to APWC’s registered office or tendered at a meeting of the Board of Directors;
•	if he becomes of unsound mind or a patient for any purpose under any statute or applicable law relating to mental health and the Board of Directors resolves that his office is vacated;
•	if he becomes bankrupt or enters into a general settlement with his creditors;
•	if he is prohibited by law from being a director; or
•	if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the Bye-Laws.
10.b.17.	Amendment of Memorandum of Association and Bye-Laws

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

APWC’s Bye-Laws may be amended in the manner provided for in the Companies Act, which provides that the directors may amend the Bye-Laws, provided that any such amendment shall be effective only to the extent approved by the shareholders.

10.b.18.	Merger or Amalgamation

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

10.b.19.	Class Actions and Derivative Actions

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

10.b.20.	Personal Liability of Directors and Indemnity

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

Every director, officer and committee member shall be indemnified out of APWC’s funds against all civil liabilities, loss, damage or expense including liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable, incurred or suffered by him as director, officer or committee member; provided that the indemnity contained in the Bye-Laws will not extend to any matter which would render it void under the Companies Act as discussed above.

10.b.21.Other Miscellaneous Matters

Notwithstanding the recording of any special capacity, APWC is not bound to investigate or incur any responsibility in respect of the proper administration of any estate or trust.

APWC will take no notice of any trust applicable to any of its Common Shares whether or not it had notice of such trust.

As an “exempted company,” APWC is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company APWC may not participate in certain designated business transactions, which we do not consider relevant to our present or planned business activities.

10.c.Material Contracts

Composite Services Agreement (“CSA”)

The Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. The Company and PEWC are parties to a Composite Services agreement dated November 7, 1996 (the “Composite Services Agreement” or “CSA”), which the Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of the Company and PEWC and confers certain preferential benefits on the Company. In 2020, there were no material changes to the CSA between the Company and PEWC. Pursuant to the Composite Services Agreement,

•

PEWC agrees to (a) sell copper rod to the Company, upon the Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to the Company over other purchasers of copper rod from PEWC.

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

10.d. Exchange Controls

APWC has been designated by the Bermuda Monetary Authority as a non-resident under the Exchange Control Act of 1972 (the “Exchange Control Act”). This designation allows APWC to engage in transactions in currencies other than the Bermuda dollar.

The transfer of Common Shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Common Shares to such persons may be effected without specific consent under the Exchange Control Act and regulations thereunder, provided the Common Shares are listed on an appointed stock exchange.

10.e.	Taxation

The following is a summary of certain material U.S. federal income tax and Bermuda tax consequences of the acquisition, ownership and disposition of the Common Shares, subject to the assumptions, qualifications and limitations in our discussion below. Such summary is subject to changes in United States and Bermuda law, including changes that could have retroactive effect. Such changes in laws could result in different tax consequences from our summary below, and adversely affect your tax burden on investment income from APWC.

The following summary is neither intended as tax advice nor purports to describe a comprehensive discussion of all possible tax consequences that may be relevant to APWC’s investors and prospective investors. Therefore, you are strongly urged to consult your own tax advisors regarding the overall tax consequences of the acquisition, ownership and disposition of the Common Shares in light of your particular circumstances.

10.e.1.	United States Taxation

This summary is based upon the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. The United States does not have a comprehensive income tax treaty with Bermuda.

In particular, this summary deals only with Common Shares held by U.S. Holders as capital assets for U.S. federal income tax purposes, and does not address any aspect of the “Medicare contributions tax” on “net investment income.” In addition, it does not take into account the specific circumstances of any particular investors, such as banks, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, qualified retirement plans, individual retirement accounts, and other tax deferred accounts, partnerships and other pass-through entities, persons subject to the alternative minimum tax, persons holding shares as part of a hedging or conversion transaction or a straddle, or other integrated transaction, persons who acquired Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation for services, persons whose functional currency is not the United States dollar, and persons who own or are treated as owning 10% or more of the Common Shares (by vote or value).

For the purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any state (or the District of Columbia), or any entity taxable as a United States corporation, (iii) an estate, the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For the purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of Common Shares that is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Non-U.S. Holders are strongly urged to consult their own tax advisors regarding their overall tax consequences of owning and disposing of Common Shares.

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

Taxation of U.S. Holders

The tax treatment of owning the Common Shares will depend in part on whether or not APWC is classified as a Passive Foreign Investment Company for U.S. federal income tax purposes. Except as discussed below under “Passive Foreign Investment Company”, this summary assumes that APWC is not classified as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes.

Taxation of Dividends

Distributions received by U.S. Holders with respect to the Common Shares out of APWC’s current or accumulated earnings and profits will constitute foreign-source dividend income for U.S. federal income tax purposes. APWC does not to maintain records of earnings and profits in accordance with U.S. federal income tax principles, and therefore it is expected that APWC’s distributions will generally be reported to U.S. Holders as dividends. If you are a U.S. Holder, the dividend will be ordinary dividend income for U.S. federal income tax purposes.

Dividends received by an individual will be taxed at the preferential rates applicable to long-term capital gains, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that APWC is a qualified foreign corporation, and that certain other conditions are satisfied. APWC is a qualified foreign corporation for this purpose.

A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NASDAQ Capital Market, where the Common Shares are traded. For so long as the Common Shares continue to be traded on Nasdaq, or are readily tradable on any other established securities market in the United States, any dividends paid by APWC should qualify for the reduced tax rates.

The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Taxation of Capital Gains

A U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes on the sale or other disposition of Common Shares, in an amount equal to the difference, if any, between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in the Common Shares. The deductibility of capital losses is subject to limitations. If such U.S. Holder has held the Common Shares for more than one year, such gain or loss will generally be long-term capital gain or loss. For a non-corporate U.S. Holder, long-term capital gain of is generally taxed at preferential rates.

Passive Foreign Investment Company

Special U.S. tax rules apply to a U.S. Holder that holds an interest in a Passive Foreign Investment Company. Based on current projections concerning the composition of APWC’s income and assets, APWC does not believe that it will be treated as a PFIC for its current or future taxable years. However, because this conclusion is based on our current projections and expectations as to our future business activity, we can provide no assurance that APWC will not be treated as a PFIC in respect of its current or any future taxable years.

In general, a non-U.S. company will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income is passive income (such as dividends, interest, rents and royalties) or (ii) at least 50% of the average quarterly value of its assets is attributable to assets that produce or are held for the production of passive income.

If APWC were determined to be a PFIC, U.S. Holders would be subject to additional U.S. federal income taxes on gain recognized with respect to the common shares and on certain distributions. In addition, an interest charge would apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a non-corporate U.S. Holder receives from APWC would not be eligible for the reduced U.S. federal income tax rates on dividends described above if APWC was a PFIC, either in the taxable year of the dividend or the preceding taxable year. If a U.S. Holder owned Common Shares in any taxable year in which APWC was a PFIC, such U.S. Holder generally would be required to file Internal Revenue Service (“IRS”) Form 8621 (or other form specified by the U.S. Department of the Treasury) on an annual basis. APWC will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

U.S. Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder (i) is a corporation or other exempt recipient, or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Shareholders may be subject to other U.S. information reporting requirements and should consult their own tax advisors for application of these reporting requirements to their own facts and circumstances.

10.e.2.	Bermuda Taxation

Under current Bermuda law, there are no taxes on profits, income or dividends nor is there any capital gains tax. Furthermore, APWC has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to APWC or to any of its operations, or the shares, debentures or other obligations of APWC, until March 31, 2035. This undertaking does not, however, prevent the imposition of any such tax or duty on such persons as are ordinarily resident in Bermuda and holding such shares, debentures or obligations of APWC or of property taxes on APWC’s self-owned real property or leasehold interests in Bermuda.

As an exempted company, APWC must pay to the Bermuda government an annual government fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized share capital plus any share premium.

There is no stamp duty or other transfer tax payable upon the transfer of shares in APWC by shareholders.

10.f. Dividends and Paying Agents

Not applicable

10.g. Statement by Experts

Not applicable

10.h.	Documents on Display

APWC is required to comply with the reporting requirements of the Exchange Act, applicable to a foreign private issuer. APWC is currently required to file annually a Form 20-F no later than four months after the close of its fiscal year, which is December 31. Any time APWC is delinquent in filing timely any periodic reports, including an Annual Report on Form 20-F, with the SEC, that delinquency may adversely affect APWC’s status on any exchange or quotation service on which its shares are listed or quoted and APWC may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities. APWC has not been delinquent in filing the Company’s annual reports in any of the past five years.

As a foreign private issuer, APWC is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

10.i. Subsidiary Information

Not applicable

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

As the Company’s operating subsidiaries incur operating costs in the local currency where they operate, the Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. The Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the functional currencies into its reporting currency, the U.S. dollar. At December 31, 2020 and 2019, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $4.6 million and $9.8 million, respectively.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2020. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices. The purchase price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of  products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require the Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations.

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

None

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including APWC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Exchange Act. Based upon that evaluation, our management concluded that our disclosure controls and procedures were effective as of December 31, 2020.

Management’s report on Internal Control over Financial Reporting

The Company’s management, including APWC’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We do not expect that our internal control will prevent all errors and all fraud, or eliminate the possibility of fraudulent conduct. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, including APWC’s CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, the Company’s management, including APWC’s CEO and CFO, concluded that the Company’s internal control over financial reporting was effective as of the Assessment Date.

Attestation report of registered public accounting firm

This annual report does not contain an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm due to the fact that such report is not required as the Company is a non-accelerated filer.

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

For each of 2020, 2019 and 2018, APWC’s audit committee has consisted of APWC’s three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of APWC’s Board of Directors meets the requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of Nasdaq. Please see Section 6.a. of this Annual Report for additional information on Mr. Chan, Dr. Lee and Dr. Ding.

Item 16B:	Code of Ethics

On April 26, 2005, APWC adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of APWC’s code of ethics for senior executives is on file with the SEC (see Item 19 below).

Item 16C:	Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2020 and 2019 for professional services rendered by the principal independent accountant for the audit of the Company’s annual financial statements totaled $0.9 million and $0.9 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2020 and 2019 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $42 thousand and $39 thousand, respectively.

All Other Fees

(None)

Audit Committee Approval

The engagement of the independent accountant to render audit, audit-related and non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of APWC. Each of the services described in this Item 16C was approved by the Audit Committee.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEES

The Audit Committee of APWC’s Board of Directors consists of three directors, each of whom is independent, as such term is defined in Regulation 10A-3 promulgated under the Exchange Act, and one of whom is a financial expert.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G:	CORPORATE GOVERNANCE

The Common Shares of APWC are currently traded on the Nasdaq Capital Market tier. However, as APWC has a more than fifty percent (50%) shareholder, APWC relies upon a “controlled company exemption” that exempts it from having a board of directors comprised of a majority of independent directors. At present, a majority of the directors of APWC is affiliated with PEWC. APWC also relies on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). The independent directors of APWC meet periodically in executive session in their capacity as members of the Audit Committee of APWC’s Board of Directors without other Directors present, but on occasion meet with the independent auditors of APWC present in such executive session, and on occasion meet with members of management present in order to understand more fully management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements. These are the only material differences between the Company’s corporate governance practices and the corporate governance practices set forth for domestic companies under the Nasdaq rules in respect of this subject matter.

ITEM 16H:	MINE SAFETY DISCLOSURE

Not applicable

Part III

ITEM 17:	FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18:	FINANCIAL STATEMENTS

See pages F-1 – F-98.

ITEM 19:	EXHIBITS
19.1	Index to Audited Financial Statements

Report of independent registered public accounting firm

Consolidated income statements for the years ended December 31, 2020, 2019, and 2018

Consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018

Consolidated balance sheets as of December 31, 2020 and 2019

Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018

Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018

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

2.1

Description of the Rights of Holders of Common Shares (incorporated by reference to Exhibit 2.1 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2021).

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996). (P)
4.2	Loan and Share charge Agreement between Asia Pacific Wire & Cable Corporation Limited and Pacific Electric Wire & Cable Corporation Limited dated July 10, 2020.
8	List of significant subsidiaries (see Note 2.2 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

15.1	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 29, 2021	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2020 and 2019

Years ended December 31, 2020, 2019 and 2018

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 4.1 the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Estimating Measure of Progress for Supply, Delivery and Installation (“SDI”) Contracts

As described in Note 5 to the consolidated financial statements, the Company’s revenues include revenue from the supply, delivery and installation (“SDI”) of cable to power transmission contracts in Singapore which amounted to $15.6 million for the year ended December 31, 2020. Revenue occurs when control transfers to the customer, either over a period of time or at a single point in time, depending on the scope of each individual contract. When the transfer of control to the customer occurs over a period of time, revenue of SDI is accounted for using an input method (input costs to total expected input costs) to measure the progress used to determine the amount of related revenue.  When the comparison of total contract revenue to total expected input cost indicates a loss, a provision for the entire loss on the contract shall be made in the period in which they become known.  Due to the individual nature of the work to be performed on each SDI contract, management’s estimation of total expected input costs is complex and requires significant judgment.

The principal considerations for our determination that performing procedures relating to revenue recognition – estimating measure of progress for supply, delivery and installation is a critical audit matter are there was significant judgment by management when determining the total expected input costs toward complete satisfaction of performance obligation. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and in evaluating audit evidence relating to revenue generated from SDI contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for determining the estimate of total costs to complete its contracts, which included evaluating the reasonableness of significant assumptions made by management including  materials, direct labor and third party-costs; (ii) evaluating the appropriateness of changes to management’s estimate of total costs to complete throughout the duration of the contract, testing actual direct costs incurred; and (iii) evaluating management’s ability to reasonably estimate the total expected costs to complete contracts, which  included performing a comparison of management’s prior period cost estimates to final actual costs.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 29, 2021

We have served as the Company's auditor since 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

		2020	2019	2018
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	313,564	338,160	425,940

Cost of sales	7(g),13	(279,686)	(313,373)	(389,692)
Gross profit		33,878	24,787	36,248

Other operating income	7(a)	814	385	805
Selling, general and administrative expenses	7(g)	(27,006)	(25,051)	(26,924)
Other operating expenses	7(b)	(129)	(770)	(1,445)
Operating profit /(loss)		7,557	(649)	8,684

Finance costs	7(c)	(744)	(1,012)	(1,378)
Finance income	7(d)	320	506	482
Share of loss of associates	19	(1)	(3)	(3)
Exchange (loss)/gain		(579)	1,550	1,741
Other income	7(e)	1,173	717	1,817
Other expense	7(f)	(1)	(3)	(11)
Profit before tax		7,725	1,106	11,332

Income tax expense	8	(4,016)	(2,057)	(3,886)
Profit/(Loss) for the year		3,709	(951)	7,446

Attributable to:
Equity holders of the parent		(552)	(1,632)	2,928
Non-controlling interests		4,261	681	4,518
		3,709	(951)	7,446

(Loss) /earnings per share
Basic and diluted (loss) / profit for the year attributable to equity holders of the parent	9	$(0.04)	$(0.12)	$0.21

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2020, 2019 and 2018

		2020	2019	2018
	Note	US$’000	US$’000	US$’000
Profit /(loss) for the year		3,709	(951)	7,446
Other comprehensive income/(loss)
Other comprehensive income /(loss) to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	23(c)	5,211	10,677	(4,388)
		5,211	10,677	(4,388)

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income	11(d)	(1,789)	1,670	(419)
Income tax effect	8	358	(334)	84
Other comprehensive income from equity instruments measured at fair value, net of tax	23(c)	(1,431)	1,336	(335)
Re-measuring income/(loss) on defined benefit plans	21	199	(1,727)	(410)
Income tax effect	8	(40)	345	82
Defined benefit pension plan, net of tax	23(c)	159	(1,382)	(328)

Other comprehensive income/(loss) for the year, net of tax		3,939	10,631	(5,051)

Total comprehensive income for the year, net of tax		7,648	9,680	2,395

Attributable to:
Equity holders of the parent		4,006	3,786	(2,038)
Non-controlling interests		3,642	5,894	4,433
		7,648	9,680	2,395

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

		As of December 31,
		2020	2019
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents	10	52,237	53,673
Trade receivables	12	82,071	74,077
Other receivables	12,27(e)	6,192	6,868
Contract assets	14	10,245	4,686
Due from related parties	24	10,982	11,566
Inventories	13	96,371	85,187
Prepayments		4,055	1,926
Other current assets		1,546	1,521
		263,699	239,504
Non-current assets
Financial assets at fair value through other comprehensive income	11,26	2,271	4,062
Property, plant and equipment	15,27(e)	54,700	41,747
Right of use assets	16(a)	3,248	3,735
Investment properties	7(a),17,26	6,378	730
Intangible assets	18	180	128
Investments in associates	19	930	935
Deferred tax assets	8	3,889	3,939
Other non-current assets		2,824	4,131
		74,420	59,407
Total assets		338,119	298,911

Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	10,131	11,356
Trade and other payables	20	27,370	16,879
Due to related parties	24	10,620	3,284
Financial liabilities at fair value through profit or loss	11,26	—	3
Accruals		21,361	14,437
Current tax liabilities	8	3,567	2,872
Employee benefit liabilities	21	1,950	1,888
Lease liabilities	11(d)	551	574
Other current liabilities	22	7,826	2,356
		83,376	53,649
Non-current liabilities
Interest-bearing loans and borrowings	11(b)	3,650	—
Employee benefit liabilities	21	10,027	10,434
Lease liabilities	11(d)	1,783	2,254
Deferred tax liabilities	8	4,408	4,139
		19,868	16,827
Total liabilities		103,244	70,476

Equity	23
Issued capital		138	138
Additional paid-in capital		110,416	110,416
Treasury shares		(38)	(38)
Retained earnings		52,832	53,384
Other components of equity		(5,488)	(10,046)
Equity attributable to equity holders of the parent		157,860	153,854
Non-controlling interests	6	77,015	74,581
Total equity		234,875	228,435
Total liabilities and equity		338,119	298,911

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2020, 2019 and 2018

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2018		138	110,376	(38)	53,194	(750)	874	(10,622)	153,172	69,561	222,733
Net profit		—	—	—	2,928	—	—	—	2,928	4,518	7,446
Other comprehensive income/(loss)	23	—	—	—	—	(167)	(170)	(4,629)	(4,966)	(85)	(5,051)
Total comprehensive income/(loss)		—	—	—	2,928	(167)	(170)	(4,629)	(2,038)	4,433	2,395
Dividend paid	23	—	—	—	(1,106)	—	—	—	(1,106)	(2,206)	(3,312)
Balance at December 31, 2018		138	110,376	(38)	55,016	(917)	704	(15,251)	150,028	71,788	221,816
Net loss		—	—	—	(1,632)	—	—	—	(1,632)	681	(951)
Other comprehensive income/(loss)	23	—	—	—	—	(704)	680	5,442	5,418	5,213	10,631
Total comprehensive income/(loss)		—	—	—	(1,632)	(704)	680	5,442	3,786	5,894	9,680
Dividends paid	23	—	—	—	—	—	—	—	—	(2,763)	(2,763)
Effect from the changes in shareholding percentage in subsidiary		—	40	—	—	—	—	—	40	(338)	(298)
Balance at December 31, 2019		138	110,416	(38)	53,384	(1,621)	1,384	(9,809)	153,854	74,581	228,435
Net profit		—	—	—	(552)	—	—	—	(552)	4,261	3,709
Other comprehensive income/(loss)	23	—	—	—	—	81	(729)	5,206	4,558	(619)	3,939
Total comprehensive income/(loss)		—	—	—	(552)	81	(729)	5,206	4,006	3,642	7,648
Dividends paid	23	—	—	—	—	—	—	—	—	(1,208)	(1,208)
Balance at December 31, 2020		138	110,416	(38)	52,832	(1,540)	655	(4,603)	157,860	77,015	234,875

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020, 2019, and 2018

		2020	2019	2018
	Note	US$’000	US$’000	US$’000
Operating activities:
Profit before tax		7,725	1,106	11,332
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,16,17	5,340	5,274	4,936
Impairment of property, plant and equipment	15	202	546	11
Amortization of prepaid land lease payments	16	—	—	38
Amortization of intangible assets	18	62	50	44
Gain on disposal of property, plant and equipment	7(a)	(239)	(88)	(93)
Adjustment for (gain) loss on fair value of derivatives	7(e),7(f)	(3)	(146)	2
Dividend income	7(e)	(108)	(109)	(105)
Finance income	7(d)	(320)	(506)	(482)
Finance costs	7(c)	744	1,012	1,378
Share of loss of associates	19	1	3	3
Impairment (reversal of impairment) for trade receivables	7(b),12(a)	124	(122)	570
(Reversal of impairment) impairment for trade receivables for related parties	7(a),7(b)	(11)	—	1
(Reversal of impairment) impairment of other receivable	7(a),7(b)	(80)	30	53
(Write-back of impairment) impairment of inventories	13	(240)	(322)	1,613
Unrealized foreign exchange difference, net		411	(503)	(742)
Noncash other operating income		(60)	—	—
Changes in operating assets and liabilities
Trade and other receivable, net		(1,899)	16,031	27,993
Contract assets		(5,242)	(3,160)	(1,317)
Inventories		(8,828)	3,166	10,339
Prepayment and other current assets		(1,928)	484	133
Amounts due to/from related parties		2,777	1,177	(1,422)
Other non-current assets		42	(238)	(55)
Trade and other payables, accruals, other current liabilities and other non-current liabilities		19,917	(5,527)	(8,518)
Net cash flows provided by operating activities		18,387	18,158	45,712
Dividend received		108	109	105
Interest received		1,199	457	405
Interest paid		(613)	(894)	(1,216)
Income tax paid		(2,706)	(2,690)	(4,357)
Net cash provided by operating activities		16,375	15,140	40,649
Investing activities:
Purchases of property, plant and equipment	28	(14,537)	(5,442)	(4,441)
Purchases of intangible assets	18	(67)	(20)	(67)
Purchases of investment properties	28	(1,762)	—	—
Purchases of long-term bank deposits		(610)	(272)	(410)
Purchases of short-term bank deposits		(3,617)	(835)	—
Proceeds from disposal of property, plant and equipment		297	171	100
Net cash used in by investing activities		(20,296)	(6,398)	(4,818)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries		(1,208)	(2,763)	(2,206)
Dividend paid to company's shareholders	23(b)	—	—	(1,106)
Repayments of borrowings		(5,037)	(19,811)	(25,737)
Repayments of borrowings - related parties		(639)	—	—
Proceeds from borrowings		3,531	5,349	9,517
Proceeds from borrowings - related parties		6,000	—	—
Change in financial lease liabilities		—	—	(46)
Principal elements of lease payments	28	(586)	(426)	—
Effect from the changes in shareholding percentage in subsidiary		—	(298)	—
Net cash provided by (used in) financing activities		2,061	(17,949)	(19,578)
Effect of exchange rate		424	2,102	(1,568)
Net (decrease) increase in cash and cash equivalents		(1,436)	(7,105)	14,685
Cash and cash equivalents at beginning of year	10	53,673	60,778	46,093
Cash and cash equivalents at end of year	10	52,237	53,673	60,778

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

Asia Pacific Wire & Cable Corporation Limited (“APWC”), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Companies Act 1981 of Bermuda (as amended) for the purpose of acting as a holding company. APWC is principally engaged in owning operating companies engaged in the power cable, telecommunication cable, enameled wire and electronic cable industry. APWC’s registered office is located at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda. APWC’s executive business office is presently located in Taipei, Taiwan.

APWC’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Operating Subsidiaries also engage in the distribution of certain wire and cable products manufactured by PEWC and third parties. The Operating Subsidiaries also provides project engineering services in supply, delivery and installation (the “SDI”) of power cable to certain of its customers.

Since 1997, APWC has been a U.S. public company with its common shares registered with the Securities and Exchange Commission (the “SEC” or the “Commission”). On April 29, 2011, APWC’s common shares commenced trading on Nasdaq Capital Market tier. On February 15, 2013, APWC’s common shares started trading on the Nasdaq Global Market tier. On July 24, 2020, APWC transferred its listing of common shares to the Nasdaq Capital Market tier because of failing to meet the minimum Market Value of Publicly Held Shares ("MVPHS") requirement to continue listing on the Nasdaq Global Market.

PEWC is currently holding 75.5% of the equity of APWC and is APWC’s ultimate parent company

Share Capital Repurchase Program

APWC’s Board of Directors authorized a share capital repurchase program on August 28, 2012.  During 2012 and 2013, APWC repurchased 11,100 shares with total considerations of $38 until APWC suspended the share capital repurchase program as of June 30, 2013. APWC records the value of its common shares held in the treasury at cost.

On August 13, 2014, APWC announced that its Board of Directors authorized the future implementation of a share repurchase program of up to $1 million worth of its Common Shares. APWC did not announce a commencement date for that future share repurchase program, and, to date, it has not yet been implemented, and no financial liability has been recognized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION
2.1	The consolidated financial statements are prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical basis except where otherwise disclosed in the accounting policies. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except when otherwise indicated.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of APWC and its subsidiaries (collectively as the “Company”) as of December 31, 2020 and 2019, and the results of operations of the Company for the years ended December 31, 2020, 2019 and 2018.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)

The subsidiaries of the Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2020	2019
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	97.93%	97.93%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	98.06%	98.06%
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”) (ii)	45.84%	45.84%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC") (iii)	100.00%	100.00%
YASHIN Energy Corporation Limited ("YASHIN") (iii)	100.00%	100.00%
YADING Energy Corporation Limited ("YADING") (iii)	100.00%	100.00%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)

(i)	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

(ii)

The directors have concluded that the Company controls SFO, even though it holds less than half of the voting rights of this subsidiary. This is because the Company is the largest shareholder with a 50.93% equity interest in Charoong Thai, which held a 90% equity interest of SFO.

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

The balance of bank overdraft was nil as of December 31, 2020 and 2019.

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

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.8	Borrowing costs (continued)

Borrowing costs include:

►	interest expense calculated using the effective interest method;
►	finance charges in respect of lease liabilities; and
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

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are carried at historical cost less provisions for depreciation and impairment. Additional costs incurred subsequent to the acquisition of an asset increase the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred. While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 20 to 40 years using the straight-line method.

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

The Company has contracts to supply products that may become onerous due to changing circumstances. The Company establishes the unavoidable costs of meeting the obligations under the contract as an accrued liability for the contractual responsibilities. For example, when rising copper price renders a contract onerous, the liability is calculated based on the difference between the lock-in purchase copper price, or the copper price on the London Metal Exchange (the “LME”) at reporting date and the prices determined in the contracts, if the difference exceeds the profit of the original contract.  The unavoidable costs exceeding the profit of the contract is recognized in cost of sales or other operating expense based on the nature of the unavoidable costs.

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

For the year ended December 31, 2020, 2019 and 2018, the government grant received $973, $425 and $106, respectively, the Company recognized in the line item of other income, refer to Note 7(e).

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

Impairment of non-financial assets

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, the Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs of disposal (FVLCD) calculation is based on available data from binding sale arrangements, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposal of the assets. The value in use (VIU) is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and the Company’s operating situation.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.23	Significant accounting judgements, estimates and assumptions (continued)

Impairment of non-financial assets (continued)

Due to the implications of COVID-19 on global asset prices, availability of capital and risk appetites of market participants, the price may appear to be “distress sale” requiring adjustment in the fair value estimation. However, other than in extreme cases, such decreases in value should not be adjusted for a lack of current information or declines in trading. In addition, the FVLCD may not have the quoted price for the calculation because there may have been a significant reduction in trading volumes for a particular asset listed on a public market. Due to the difficulties in determining FVLCD, it is therefore more practical, where possible, to use VIU as recoverable amount.

When determining VIU, it is important that the estimates of future cash flows are realistic. However,, in the current environment, models of the future will need to incorporate unprecedented shock, as decreases in asset values, decline in demand for goods and services and supply chain disruptions may be dissimilar to any previously encountered scenario. This will make forecasting particularly difficult.

The Company recognized an impairment loss of $198 at Sigma Cable due to lack of profitability and certain machinery and equipment would not generate the expected future cash flows. See Note 15 – Property, Plant and Equipment.

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

Measurement of ECL allowance for trade receivables

The Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 month before December 31, 2020 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. The Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.

In addition, COVID-19 has impacted the ability of certain customers to settle the trade receivables, it may lead to a significant increase in the loss rate for trade receivables. Therefore, the Company considered how the timing and amount of cash flows generated by outstanding trade receivables might be affected and increase loss rates as necessary. The Company may consider a longer time horizon when payment dates are deferred for a significant period.

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

As of December 31, 2020, the Company has $17,298 (2019: $20,580 ) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in the Company except for $54 (2019: $546 ) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, the Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If the Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $5,617 (2019: $5,068; 2018: $3,876). Further details on taxes are disclosed in Note 8.

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

Revenue recognition of SDI projects

Revenue occurs when control transfers to the customer, either over a period of time or at a single point in time, depending on the scope of each individual contract. When the transfer of control to the customer occurs over a period of time, revenue of SDI is accounted for using an input method (input costs to total expected input costs) to measure the progress used to determine the amount of related revenue. When the comparison of total contract revenue to total expected input cost indicates a loss, a provision for the entire loss on the contract shall be made in the period in which they become known. Due to the individual nature of the work to be performed on each SDI contract, management’s estimation of total expected input costs is complex and requires significant judgment.

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

(a) New and amended standard applied effective in 2019 (continued)

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.1	Recently applied accounting pronouncements (continued)

(a)	New and amended standard applied effective in 2019 (continued)

Reconciliation of IAS 17 non-cancelled operating lease commitment to IFRS 16 lease liability:

2019
US$’000
Operating lease commitments disclosed as at December 31, 2018	3,263
Add: finance lease liabilities recognized as at December 31, 2018	90
Discounted using the incremental borrowing rate at January 1, 2019	(380)
Recognition exemption for:
Short-term leases	(169)
Leases of low-value assets	(16)
Lease liabilities recognized as at January 1, 2019	2,788

         As of January 1, 2019, the weighted average discount rate was 3.48%.

4.2	New accounting pronouncements not effective

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

►

clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.NEW STANDARDS AND INTERPRETATIONS (continued)

4.2New accounting pronouncements not effective (continued)

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted.

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

Reference to the conceptual framework: Amendments to IFRS 3

On May 14, 2020, the IASB issued amendments to IFRS 3, Business Combinations – Reference to the Conceptual Framework. The amendments are intended to update IFRS 3 refers to the Conceptual Framework issued in March 2018 instead of the 1989 Framework, and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provision, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The Company does not expect the amendments to have an impact on its consolidated financial statements.

Property, plant and equipment: proceeds before intended use – Amendments to IAS 16

On May 14, 2020, the IASB issued Property, Plant and Equipment: Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted. An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company does not expect the amendments to have an impact on its consolidated financial statements.

.

Onerous contracts – Amendments to IAS 37

On May 14, 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that related directly to a contract to provide goods or services include both incremental costs and allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. Comparatives are not restated. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.NEW STANDARDS AND INTERPRETATIONS (continued)

4.2New accounting pronouncements not effective (continued)

The Company will apply these amendments to contacts for which the Company has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

Interest rate benchmark reform Phase 2 – Amendments to IFRS 9, IAS 37, IFRS 7, IFRS 4 and IFRS 16

On August 27, 2020, the IASB issued Interest rate benchmark reform Phase 2 – Amendments to IFRS 9, IAS 37, IFRS 7, IFRS 4 and IFRS 16. The Phase 2 amendments address issues that arise from implementation of the reforms, including the replacement of one benchmark with an alternative one. A practical expedient is provided such that the change to contractual cash flows for financial assets and liabilities (including lease liabilities) is accounted for prospectively by revising the effective interest rate. In addition, hedge accounting will not be discontinued solely because of the IBOR reform. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively. Early application is permitted. Restatement of prior periods is not required, however, an entity may restate prior periods if, and only if, it is possible without the use of hindsight.

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

5(b)Information about reportable segments

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	73,199	143,647	96,718	313,564	—	313,564
Inter-segment	—	—	—	—	—	—
Segment operating profit/(loss)	3,087	11,250	(4,492)	9,845	(2,973)	6,872
Depreciation and amortization(Included depreciation from right of use assets)	(796)	(2,773)	(1,715)	(5,284)	(118)	(5,402)
Depreciation from right of use assets	(46)	—	(504)	(550)	(71)	(621)
Impairment of property, plant and equipment	—	(4)	(198)	(202)	—	(202)
Interest income	94	192	33	319	1	320
Interest expense	(178)	(105)	(257)	(540)	(75)	(615)
Income tax (expense)/benefit	(791)	(2,344)	(714)	(3,849)	(167)	(4,016)

Other disclosures
Capital expenditure	3,763	10,674	167	14,604	—	14,604

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(b)Information about reportable segments (continued)

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	76,575	172,379	89,206	338,160	—	338,160
Inter-segment	—	6	—	6	(6)	—
Segment operating profit/(loss)	1,237	3,042	(1,659)	2,620	(2,884)	(264)
Depreciation and amortization(Included depreciation from right of use assets)	(811)	(2,842)	(1,613)	(5,266)	(58)	(5,324)
Depreciation from right of use assets	(44)	—	(441)	(485)	(22)	(507)
Impairment of property, plant and equipment	(549)	3	—	(546)	—	(546)
Interest income	57	403	45	505	1	506
Interest expense	(239)	(481)	(102)	(822)	(23)	(845)
Income tax (expense)/benefit	(561)	(1,235)	105	(1,691)	(366)	(2,057)

Other disclosures
Capital expenditure	552	4,590	242	5,384	78	5,462

Year ended December 31, 2018	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	103,647	213,424	108,869	425,940	—	425,940
Inter-segment	4,076	392	6,308	10,776	(10,776)	—
Segment operating profit/(loss)	5,234	9,539	(2,306)	12,467	(3,143)	9,324
Depreciation and amortization	(829)	(2,836)	(1,333)	(4,998)	(20)	(5,018)
Impairment of property, plant and equipment	—	(11)	—	(11)	—	(11)
Interest income	117	611	42	770	(288)	482
Interest expense	(397)	(748)	(34)	(1,179)	(21)	(1,200)
Income tax (expense)/benefit	(1,212)	(2,152)	384	(2,980)	(906)	(3,886)

Other disclosures
Capital expenditure	1,188	2,859	451	4,498	10	4,508

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(c)Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Segment operating profit	9,845	2,620	12,467
Corporate expenses adjustments and eliminations	(2,973)	(2,884)	(3,143)
	6,872	(264)	9,324
Other operating income	814	385	805
Other operating expenses	(129)	(770)	(1,445)
Operating profit	7,557	(649)	8,684
Finance costs	(744)	(1,012)	(1,378)
Finance income	320	506	482
Share of loss of associates	(1)	(3)	(3)
Exchange (loss)/gain	(579)	1,550	1,741
Other income	1,173	717	1,817
Other expense	(1)	(3)	(11)
Profit before tax	7,725	1,106	11,332

5(d)Segment assets and liabilities

					Corporate
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2020
Total assets	52,436	173,967	100,823	327,226	10,893	338,119
Total liabilities	12,647	29,911	47,132	89,690	13,554	103,244
As of December 31, 2019
Total assets	49,379	165,579	76,618	291,576	7,335	298,911
Total liabilities	14,212	26,706	21,834	62,752	7,724	70,476

Reconciliation of assets:

	As of December 31,
	2020	2019
	US$’000	US$’000
Segment operating assets	327,226	291,576
Corporate and other assets	6,074	2,466
Investment in associates	930	935
Deferred tax assets	3,889	3,939
Inter-segment elimination	—	(5)
Total assets	338,119	298,911

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(d)Segment assets and liabilities (continued)

Reconciliation of liabilities:

	As of December 31,
	2020	2019
	US$’000	US$’000
Segment operating liabilities	89,690	62,752
Corporate liabilities	9,146	3,591
Deferred tax liabilities	4,408	4,139
Inter-segment elimination	—	(6)
Total liabilities	103,244	70,476

5(d-1)The application of IFRS 16 increased the segment assets and liabilities as below:

					Corporate
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2019
Assets	—	—	2,506	2,506	192	2,698
Liabilities	—	—	2,552	2,552	205	2,757

5(e)Disaggregated revenues and geographical information

(i)Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	48,851	78,779	127,630	—	127,630
Enamel	73,179	57,971	—	131,150	—	131,150
Fabrication	—	33,101	—	33,101	—	33,101
Others*	20	3,724	17,939	21,683	—	21,683
	73,199	143,647	96,718	313,564	—	313,564
Timing of revenue recognition
At a point in time	73,199	143,463	86,050	302,712	—	302,712
Over time	—	184	10,668	10,852	—	10,852
	73,199	143,647	96,718	313,564	—	313,564
* include revenues from SDI service contracts (which amounted to US$15.6 million in 2020), and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(e)Disaggregated revenues and geographical information (continued)

(i)Revenue from external customers is summarized as the following major categories (continued):

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	49,493	78,686	128,179	—	128,179
Enamel	76,575	102,997	—	179,572	—	179,572
Others*	—	19,889	10,520	30,409	—	30,409
	76,575	172,379	89,206	338,160	—	338,160
Timing of revenue recognition
At a point in time	76,575	172,031	82,584	331,190	—	331,190
Over time	—	348	6,622	6,970	—	6,970
	76,575	172,379	89,206	338,160	—	338,160
* include revenues from SDI service contracts (which amounted to US$7.6 million in 2019), fabrication service contracts, and sale of other wires and cables products.

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
* include revenues from SDI service contracts (which amounted to US$16.7 million in 2018), fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

    5(e)      Disaggregated revenues and geographical information (continued)

(ii)Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	128,868	116,160	154,207
Singapore	44,477	46,218	63,781
Australia	45,161	34,447	37,594
China	77,411	81,813	111,917
India	2,860	36,121	45,008
Southeast Asia	14,774	23,390	13,339
Northeast Asia	13	11	94
	313,564	338,160	425,940

Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.

Major customer information

Revenue from one customer in the Thailand region amounted to $33,494 in 2020 and $23,118 in 2019 represented 10.68% and 6.84% of 2020 and 2019 consolidated revenue. Revenue from another customer in the ROW region amounted to $37,197 in 2018 represented 8.73% of 2018 consolidated revenue, respectively.

5(f)       Non-current assets information

The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2020	2019
	US$’000	US$’000
Non-current assets by country:
Thailand	41,232	32,723
Singapore	6,620	7,869
China	9,354	5,661
Australia	8,006	2,661
Other	173	290
Total non-current assets	65,385	49,204

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

6(a)Material subsidiaries

The Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:

Proportion of equity interest held by NCI:

	Country of incorporation	As of December 31,
Name	and operation	2020	2019
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	31.25%	31.25%

From the Company perspective, SYE is considered an entity with material non-controlling interests and should be separated from CTW Consolidated.

6(b)Summarized financial information about the subsidiaries

The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statements of comprehensive income	CTW consolidated
	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Revenue	143,647	172,385	213,424
Profit before tax	11,793	4,352	11,736
Income tax expense	(2,344)	(1,235)	(2,150)
Profit for the year	9,449	3,117	9,586
Other comprehensive (loss)/income	(1,406)	9,194	3,965
Total comprehensive income	8,043	12,311	13,551
Profit attributable to non-controlling interests	4,631	1,378	4,509
Dividends paid to non-controlling interests	1,228	2,763	2,181

Summarized statements of comprehensive income	SYE
	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Revenue	6,291	20,743	33,790
Loss before tax	(1,161)	(2,272)	(837)
Income tax expense	—	—	—
Loss for the year	(1,161)	(2,272)	(837)
Other comprehensive income/(loss)	84	(46)	(255)
Total comprehensive loss	(1,077)	(2,318)	(1,092)
Loss attributable to non-controlling interests	(363)	(710)	(262)
Dividends paid to non-controlling interests	—	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

6(b)Summarized financial information about the subsidiaries (continued)

Summarized balance sheets	CTW consolidated		SYE
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	US$’000	US$’000	US$’000	US$’000
Current assets	128,534	127,539	3,336	9,038
Non-current assets	56,596	49,009	1,406	1,385
Current liabilities	(18,815)	(15,350)	(3,635)	(8,239)
Non-current liabilities	(11,097)	(11,358)	—	—
Total equity	155,218	149,840	1,107	2,184

Equity attributable to:
Equity holders of the parent	78,961	76,216	761	1,502
Non-controlling interests	76,257	73,624	346	682

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Operating	19,713	10,776	38,784
Investing	(10,952)	2,319	(9,137)
Financing	(5,118)	(20,260)	(12,585)
Effect of changes in exchange rate on cash	(87)	2,376	(102)
Net increase (decrease) in cash and cash equivalents	3,556	(4,789)	16,960

Summarized cash flow information	SYE
	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Operating	(1,844)	5,135	3,648
Investing	278	(165)	(277)
Financing	(769)	(1,847)	(4,005)
Effect of changes in exchange rate on cash	98	(28)	(34)
Net (decrease) increase in cash and cash equivalents	(2,237)	3,095	(668)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS

7(a)Other operating income

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Gain on disposal of property, plant, and equipment	239	88	93
Rental income	199	89	99
Reversal of allowance for other receivable	80	—	—
Reversal of allowance for trade receivables for related parties	11	—	—
Reversal of allowance for trade receivable	—	122	—
Reversal of allowance for foreseeable loss	—	—	507
Other operating income – others	285	86	106
Total other operating income	814	385	805

7(b)Other operating expenses

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Allowance for trade receivables	124	—	570
Impairment of property, plant, and equipment	4	546	11
Allowance for foreseeable loss	—	193	—
Allowance for other receivable	—	30	53
Allowance for trade receivables for related parties	—	—	1
Other operating expenses – others	1	1	810
Total other operating expenses	129	770	1,445

For the year ended December 31, 2018, the Company recognized other operating expenses – others, which amounted to $749, due to a write-off of other current assets.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(c)Finance costs

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Interest on debts and borrowings	536	754	1,196
Interest on leases liabilities	79	91	4
Total interest expenses	615	845	1,200
Banking charges	129	167	178
Total finance costs	744	1,012	1,378

7(d)Finance income

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Interest income	320	506	482
Total finance income	320	506	482

7(e)Other income

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Government grants	973	425	106
Dividend income	108	109	105
Net gain on financial instruments	3	146	—
Other income	89	37	1,606
Total other income	1,173	717	1,817

Other Income for the year ended December 31, 2018 includes income from discharge of related party liabilities, which amounted to $1,537. Refer to Note 24(b) for related party transactions.

The government grants for year 2020 due to the COVID-19 epidemic is US $882K.

7(f)Other expenses

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Others	1	3	9
Net loss on financial instruments	—	—	2
Total other expenses	1	3	11

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(g)Depreciation, amortization and lease expense included in the consolidated income statements

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	3,893	4,089	4,162
Depreciation – right of use assets	121	135	—
Amortization – intangible assets	19	10	9
Operating lease expenses	2	3	16
Included in selling expenses:
Depreciation – tangible assets	92	93	141
Depreciation – right of use assets	113	112	—
Amortization – intangible assets	1	1	1
Operating lease expenses	1	1	184
Included in general and administrative expenses:
Depreciation – tangible assets	590	552	598
Depreciation – right of use assets	387	260	—
Amortization – intangible assets	42	39	34
Amortization – prepaid land lease payment	—	—	38
Depreciation – investment property	144	33	35
Operating lease expenses	14	170	200
	5,419	5,498	5,418

7(h)Employee benefits expenses

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	13,065	14,429	13,674
Labor and health insurance costs	71	126	162
Pension costs	736	994	890
Other employment benefits	702	816	892
Included in selling expenses:
Wages and salaries	3,557	3,495	3,685
Labor and health insurance costs	7	12	14
Pension costs	300	330	324
Other employment benefits	14	50	68
Included in general and administrative expenses:
Wages and salaries	8,861	8,117	8,818
Labor and health insurance costs	89	85	224
Pension costs	640	757	671
Director fees	1,065	640	1,046
Other employment benefits	186	286	325
Total employee benefits expenses	29,293	30,137	30,793

The accrued compensation and retirement benefits for expatriates were included in employee benefits expenses and in accruals.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

Under current Bermuda law, APWC is not subject to tax on income or capital gains, nor is withholding tax of Bermuda imposed upon payments of dividends by APWC to its shareholders.

APWC’s investments in the Operating Subsidiaries are held through subsidiaries incorporated in the British Virgin Islands (“BVI”). Under current BVI law, dividends from the BVI subsidiaries’ investments are not subject to income taxes and no withholding tax is imposed on payments of dividends by the BVI subsidiaries to APWC.

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2020, and there is no withholding tax on dividends applicable to the Company.  For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2020 and a withholding tax of 10% is levied on dividends received by the Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2017/2018, 2018/2019 and 2019/2020 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2020.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax expenses for the years ended December 31, 2020, 2019 and 2018 are:

	2020	2019	2018
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	3,376	1,699	4,068
Previously unrecognized tax loss used to reduce current income tax	(89)	—	(128)
Adjustments for current income tax of prior years	(1)	(16)	1
Total current income tax	3,286	1,683	3,941
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	782	374	243
Relating to change in tax rate	—	—	—
Previously unrecognized tax loss used to reduce deferred tax expenses	(52)	—	(298)
Total deferred tax expenses/(benefits)	730	374	(55)
Income tax expense reported in the income statement	4,016	2,057	3,886

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	(358)	334	(84)
Effect of change in tax rate	—	—	—
Net income (loss) on actuarial gains and losses
Recognized during the year	40	(345)	(82)
Effect of change in tax rate	—	—	—
Income tax benefits charged to other comprehensive (loss) income	(318)	(11)	(166)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

APWC is incorporated in Bermuda, which does not have a statutory tax rate. The provision for income taxes differs based on the tax incurred by the Operating Subsidiaries, in their respective jurisdiction. The Company determines its statutory tax rate based on its major commercial domicile that is its subsidiaries in Thailand. The reconciliation of difference between tax computed at the statutory tax rate and income tax expenses reported in the consolidated income statement is as follows:

	2020	2019	2018
	US$’000	US$’000	US$’000
Profit before tax	7,725	1,106	11,332
Tax at statutory rate of 20% (2019: 20%; 2018: 20%)	1,545	221	2,266
Foreign income taxed at different rate	1,100	499	697
Expenses not deductible for tax purpose	255	221	(33)
Utilization of previously unrecognized tax losses	(89)	—	(128)
Tax benefit arising from previously unrecognized tax losses	(52)	—	(298)
Net deferred tax asset not recognized	1,151	949	679
Written-off deferred tax	—	218	(4)
Tax exempt on income	(57)	(144)	(135)
Uncertain tax position	(273)	(454)	11
Return to provision adjustment	(1)	(16)	1
Deferred tax liability arising from undistributed earnings	270	215	578
Withholding tax on dividends	163	355	270
Others	4	(7)	(18)
Income tax expense reported in consolidated income statement	4,016	2,057	3,886

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2020	2019	2020	2019	2018
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(4,099)	(3,829)	270	215	578
Revaluations of financial assets at fair value through other comprehensive income	(322)	(679)	—	—	—
Accrued interest income	—	(181)	(172)	13	12
Unutilized building allowance (net)	(12)	(36)	(24)	(98)	(95)
Unused tax losses	54	546	481	119	(459)
Allowance for doubtful accounts	281	245	(21)	47	(97)
Inventory impairment	412	554	137	147	(236)
Rebates and other accrued liabilities	533	472	(18)	(46)	(38)
Unpaid retirement benefits	1,504	1,553	41	(81)	(54)
Deferred revenue and cost of sales	18	23	5	(6)	(14)
Actuarial loss	756	796	—	—	—
Unabsorbed depreciation	680	637	9	57	(55)
Mark-to-Market value of forward contract	—	—	—	28	(28)
Others	(324)	(301)	22	(21)	431
Deferred tax expenses / (benefits)			730	374	(55)
Net deferred tax assets	(519)	(200)

Reconciliation of deferred tax assets, net

	2020	2019	2018
	US$’000	US$’000	US$’000
Opening balance as of January 1	(200)	(6)	(132)
Tax (expenses)/benefit during the period recognized in profit or loss	(730)	(374)	55
Tax benefit during the period recognized in other comprehensive income	318	11	166
Exchange difference on translation foreign operations	93	169	(95)
Closing balance as of December 31	(519)	(200)	(6)

The Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company has available unused net operating losses which arose in Thailand, China, Hong Kong and Singapore as of December 31, 2020, and arose in Thailand, China, Hong Kong, Singapore and Australia as of December 31, 2019, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2020	2019
	US$’000	US$’000
2020	—	3,067
2021	3,905	5,246
2022	2,437	2,216
2023	4,299	4,855
2024	3,226	3,605
2025	1,811	—
No expiration	1,620	1,591
	17,298	20,580

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. The Company did not recognize deferred tax assets of $3,751 (2019: $4,038; 2018: $3,084) in respect of tax losses amounting to $17,028 (2019: $18,422; 2018: $13,698 ).

In addition, the Company did not recognize deferred assets of $1,866 (2019: $1,030 ; 2018: $792) in relation to deductible temporary differences amounting to $9,683 (2019: $4,695; 2018: $3,557).

There are no income tax consequences attached to the payment of dividends in 2020 or 2019 by APWC to its shareholders.

As of December 31, 2020 and 2019, the Company is subject to taxation in PRC, Australia, Thailand, and Singapore.  The Company’s tax years from 2011 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions	2020	2019	2018
	US$’000	US$’000	US$’000
Balance as of January 1	451	674	706
Additions based on tax positions related to the current year	—	—	—
Decrease due to lapses in statute of limitations	(144)	(215)	—
Exchange difference	32	(8)	(32)
Balance as of December 31	339	451	674

The Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2020, 2019, and 2018 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the income tax expenses is $339, $451 and $674, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties the Company has provided as of the dates listed below were:

	As of December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	597	713	867
Accrued penalties on uncertain tax position	339	384	461
Total accrued interest and penalties on uncertain tax position	936	1,097	1,328

For the years ended December 31, 2020, 2019 and 2018, the Company recognized $61, $81 and $108 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2020, 2019 and 2018, the Company reversed $227, $223 and $nil in interest and $72, $71 and $nil in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2020, 2019 and 2018, the exchange difference $50, $(12) and $ (41) relating to interests, $(27), $(6) and $(25) relating to penalty were included in income tax expenses.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.       (LOSS) EARNINGS PER SHARE

(Loss) earnings per share are calculated by dividing net (loss) profit attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. APWC does not have any dilutive securities. The treasury shares transaction resulted in an immediate reduction in outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted (loss) earnings per share.

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net (loss) profit attributable to APWC from continuing operations	(552)	(1,632)	2,928
Net (loss) profit attributable to APWC	(552)	(1,632)	2,928

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,819,669

(Loss) earnings per share – basic and diluted
Continuing operations	(0.04)	(0.12)	0.21
Total (loss) earnings per share – basic and diluted	(0.04)	(0.12)	0.21

Income from continuing operations attributable to non-controlling interests are $4,261, $681, and $4,518 for the years ended December 31, 2020, 2019 and 2018, respectively.

10.	CASH AND CASH EQUIVALENTS

	As of December 31,
	2020	2019
	US$’000	US$’000
Cash on hand and cash at banks	52,237	53,673

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Other short-term deposits are presented as other receivables if they are pledged, or if they have a maturity over three months from the date of acquisition.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

11(a)Other financial assets and liabilities

	As of December 31,
	2020	2019
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	2,271	4,062
	2,271	4,062
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	—	3
	—	3

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

(ii)	Financial assets at fair value through other comprehensive income - unquoted equity instrument

On January 1, 2018, the date of initial application of IFRS 9, the Company elected to reclassify its unquoted equity instrument in Thai Metal Processing Co., Ltd (“TMP”), which is engaged in the fabrication of copper rods, from financial assets – available-for-sale to financial assets at fair value through other comprehensive income due to the investment being hold as a long-term strategic investment and not expected to be sold in the short to medium term. During the years ended December 31, 2020, 2019, and 2018, the Company received dividends of $108, $109, and $105 from TMP, respectively, which were recorded in other income (Note 7(e)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(b)Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with the Company’s banks, the Company may borrow up to approximately $264,162 and $287,017 as of December 31, 2020 and 2019, respectively, on such terms as the Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2020 and 2019, the unused portion of the credit lines was approximately $200,340 and $207,928, respectively, which included unused letters of credit amounting to $95,034 and $113,255, respectively.

Letters of credit are issued by the Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2020 and 2019, the Company had open letters of credit amounting to $18,077 and $15,209, respectively. Liabilities relating to the opened letters of credit are included in current liabilities.

Interest bearing loans and borrowings are including current portion $10,131 and $11,356 as of December 31, 2020 and 2019, respectively.

	As of December 31,
	2020				2019
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Interest-bearing loans and borrowings
Bank loans	3.07	Mar. 2045	AUD$4,883	3,764	—	—	—	—
Bank loans	4.50 ~ 4.90	Jun. 2021	RMB$17,800	2,736	5.00 ~ 5.50	Mar. 2020 ~ Sept. 2020	RMB$20,400	2,929
Trust receipt	0.9 ~ 1.0	Mar. 2021	THB$74,176	2,488	1.90 ~ 2.70	Jan. 2020 ~ Jun. 2020	THB$161,018	5,423
Trust receipt	2.32	Apr. 2021	SGD$6,332	4,793	3.05	Feb. 2020 ~ Apr. 2020	SGD$4,042	3,004
Total				13,781				11,356

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(c)Hedging activities and derivatives

(i)	Commodity price risk

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

(ii)Foreign currency risk

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

As of December 31, 2020 and 2019, the Company had outstanding forward contracts with notional amounts of $0 million and $(0.9) million, respectively.  The outstanding forward contracts at December 31, 2019 and 2018 mature between June 10 and June 23, 2020 and April 29 and June 17, 2019, respectively. The Company recognized gain (loss) on forward contracts as other income (expenses) – refer to Note 7(e) and Note 7(f).

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2020		2019
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	—	—	—	3

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(d)Fair values

Set out below is a comparison of the carrying amounts and fair value of the Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Financial assets at amortized cost
Cash and cash equivalents	52,237	53,673	52,237	53,673
Trade receivables	82,071	74,077	82,071	74,077
Other receivables	6,192	6,868	6,192	6,868
Due from related parties	10,982	11,566	10,982	11,566
Financial assets-non-current
Financial assets at fair value through other comprehensive income	2,271	4,062	2,271	4,062
Financial assets at amortized cost
Long-term bank deposits*	1,879	1,246	1,879	1,246
Total	155,632	151,492	155,632	151,492

Financial liabilities-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	10,131	11,356	10,131	11,356
Trade and other payables	27,370	16,879	27,370	16,879
Due to related parties	10,620	3,284	10,620	3,284
Lease liabilities	551	574	551	574
Financial liabilities at fair value through profit or loss	—	3	—	3
Financial liabilities-non-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	3,650	—	3,650	—
Lease liabilities	1,783	2,254	1,783	2,254
Total	54,105	34,350	54,105	34,350
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

►

Fixed-rate and variable-rate receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2020 and 2019, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

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
►

Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2020 was assessed to be insignificant.

(ii)	Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2020 and 2019)	Sensitivity of the input to fair value
				2020	2019
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $162	5% decrease in the discount would increase in fair value by $290

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

        (ii)     Description of significant unobservable inputs to valuation (continued)

The Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

	2020	2019
	US$’000	US$’000
At January 1	4,062	2,332
Re-measurement financial assets to fair value, recognized in other comprehensive income/(loss)	(1,789)	1,670
Exchange difference on translation	(2)	60
At December 31	2,271	4,062

12.	TRADE AND OTHER RECEIVABLES

	As of December 31,
	2020	2019
	US$’000	US$’000
Trade receivables	83,485	75,627
Less: Loss allowances	(1,414)	(1,550)
Trade receivable, net	82,071	74,077
Other receivables	6,227	6,986
Less: Loss allowances	(35)	(118)
Other receivable, net	6,192	6,868

12(a) Movement in the loss allowance on trade receivables

	2020	2019
	US$’000	US$’000
At January 1	1,550	1,657
Charge for the year	227	72
Write-off	(339)	(1)
Unused amounts reversed	(147)	(194)
Currency translation adjustment	102	19
Reclassification	21	(3)
At December 31	1,414	1,550

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.TRADE AND OTHER RECEIVABLES (continued)

12(b)Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2020
Expected loss rate	1.69%	0.16%	1.23%	2.80%	6.92%	15.91%	66.48%
Gross carrying amount - trade receivables	83,485	69,336	9,557	2,751	159	44	1,638
Loss allowances	1,414	112	118	77	11	7	1,089
Trade receivable, net	82,071	69,224	9,439	2,674	148	37	549

December 31, 2019
Expected loss rate	2.05%	0.14%	0.76%	3.75%	9.52%	23.89%	75.97%
Gross carrying amount - trade receivables	75,627	59,867	9,979	3,759	294	180	1,548
Loss allowances	1,550	86	76	141	28	43	1,176
Trade receivable, net	74,077	59,781	9,903	3,618	266	137	372

12(c) Accounting policy for impairment of trade receivables

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

In March 2017, a lawsuit was filed by a debtor to rescind the foreclosure that the Company has undertaken on the collateral in Thailand. The Company’s foreclosure prevailed according to the judgement from the Appeal Court on November 28, 2017. The debtor’s petition reached to the Supreme Court on June 19, 2018, and was denied on March 27, 2019. The Company performed a valuation to determine the fair value of the collateral. As of December 31, 2019, the fair value of the collateral was $1,339, which was lower than the amount of the associated delinquent account, and the Company recognized an impairment loss of $30 in other operating expenses, accordingly. In June 2020, the collateral was auctioned off and the Company received payment of $1,060 to settle the net amount of $1,242 owed by the customer that was net of allowance of $111. The Company recognized an additional loss of $182 for the year ended December 31, 2020.

See Note 27(b) credit risk of trade receivables for discussions on how the Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

12(e)Other receivables pledged as collateral

The carrying amounts of other receivables pledged as collateral against credit facilities received from financial institutions are disclosed in Note 27(e)(ii).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2020	2019
	US$’000	US$’000
Raw materials and supplies	23,490	18,578
Work in progress	17,992	18,593
Finished goods	54,889	48,016
Total inventories at the lower of cost and net realizable value	96,371	85,187

Inventories recognized as an expense during the year ended December 31, 2020, 2019 and 2018 amounted to $279,728, $313,695 and $388,079 respectively.

For the year ended December 31, 2020 and 2019, the amount of $240 and $322 were credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed. For the year ended December 31, 2018, the Company recognized allowance for inventory of $1,613 as an expense in cost of sales for inventories carried at net realizable value.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	contract ASSETs

14(a)Assets related to contracts with customers

	As of December 31,
	2020	2019
	US$’000	US$’000
Contract assets - current	10,245	4,686

There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2020 and 2019. As of January 1, 2019, the balance of receivables from contracts with customers amounted to $1,510. The contract assets balance increased as the Company provided more services and transferred more goods ahead of the agreed payment schedules.

The Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.

14(b)Unsatisfied supply, delivery, and installation (SDI) services contracts

The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations.

	As of December 31,
	2020	2019
	US$’000	US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue over 3 years	143,265	156,592

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT
	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2019	6,206	47,890	5,715	96,718	5,780	6,722	1,673	170,704
Effects on initial application of IFRS 16	—	—	—	—	(192)	—	—	(192)
Adjusted balance at January 1, 2019	6,206	47,890	5,715	96,718	5,588	6,722	1,673	170,512
Additions	—	7	119	292	433	315	2,240	3,406
Disposals	—	—	(4)	(2,308)	(524)	(331)	—	(3,167)
Transfer	—	(167)	746	1,748	180	139	(2,582)	64
Exchange differences	632	2,813	454	7,419	332	247	47	11,944
At December 31, 2019	6,838	50,543	7,030	103,869	6,009	7,092	1,378	182,759
Additions	—	—	138	239	265	363	15,691	16,696
Disposals	—	—	(31)	(6,129)	(483)	(205)	—	(6,848)
Transfer	—	680	152	1,157	115	17	(2,093)	28
Exchange differences	34	893	47	1,129	63	321	685	3,172
At December 31, 2020	6,872	52,116	7,336	100,265	5,969	7,588	15,661	195,807

Depreciation/Impairment
At January 1, 2019	—	(33,730)	(3,567)	(82,948)	(3,482)	(5,559)	—	(129,286)
Effects on initial application of IFRS 16	—	—	—	—	126	—	—	126
Adjusted balance at January 1, 2019	—	(33,730)	(3,567)	(82,948)	(3,356)	(5,559)	—	(129,160)
Depreciation charge for the year	—	(1,044)	(338)	(2,391)	(541)	(420)	—	(4,734)
Impairment	—	—	(1)	(550)	7	(2)	—	(546)
Disposals	—	—	4	2,274	477	329	—	3,084
Transfer	—	265	(265)	—	(64)	—	—	(64)
Exchange differences	—	(2,361)	(297)	(6,517)	(185)	(232)	—	(9,592)
At December 31, 2019	—	(36,870)	(4,464)	(90,132)	(3,662)	(5,884)	—	(141,012)
Depreciation charge for the year	—	(962)	(384)	(2,301)	(514)	(414)	—	(4,575)
Impairment	—	—	—	(198)	—	(4)	—	(202)
Disposals	—	—	21	6,128	438	203	—	6,790
Transfer	—	—	—	—	(56)	—	—	(56)
Exchange differences	—	(653)	(29)	(1,041)	(63)	(266)	—	(2,052)
At December 31, 2020	—	(38,485)	(4,856)	(87,544)	(3,857)	(6,365)	—	(141,107)

Net book value
At December 31, 2020	6,872	13,631	2,480	12,721	2,112	1,223	15,661	54,700
At December 31, 2019	6,838	13,673	2,566	13,737	2,347	1,208	1,378	41,747
At January 1, 2019	6,206	14,160	2,148	13,770	2,298	1,163	1,673	41,418

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

15(a)Impairment of property, plant and equipment

In 2020, 2019 and 2018 the Company recorded an impairment loss of $202, $546 and $11 on property, plant and equipment at Sigma Cable, Shanghai Yayang and SFO facilities. The impairment is presented within cost of sales in consolidated income statements, other operating expenses in Note 7(b), and the impairment of property, plant and equipment of ROW, North Asia and Thailand segments in Note 5.

The Company identified impairment at Sigma Cable due to lack of profitability. The Company determined that certain machinery and equipment would not generate the expected future cash flows. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount. After considering the relevant objective evidence, the Company recorded an impairment loss.

The Company performed a valuation for utilized machinery measured at fair value less costs to sell using a cost approach due to closure of the manufacturing facilities at Shanghai Yayang. Its fair value measurement was classified as Level 3 of the fair value hierarchy. After considering the relevant evidence, the key assumption used included replacement costs, residual value and remaining useful life of these existing assets. The impairment test revealed that the recoverable amount was lower than the carrying amount.

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

15(b)Lease arrangements under property, plant and equipment

The carrying value of motor vehicles under lease arrangements as of December 31, 2020, 2019 and 2018 were $0, $0 and $66, respectively. These assets under lease arrangements are pledged for lease liabilities (Note 25(b)).

15(c)Pledge

Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 27(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	RIGHT-OF-USE ASSETS

16(a)Amounts recognized in the consolidated balance sheets

	As of December 31,	As of December 31,
	2020	2019
Right of use assets	US$’000	US$’000
Land	2,843	3,029
Buildings	281	546
Motor vehicle and other asset	47	58
Office equipment	77	102
	3,248	3,735

The Company leases various assets including land, buildings, business vehicles and multifunction printers. Rental contracts are typically made for periods of 1 to 37 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

Additions to the right-of-use assets during the 2020 financial year were $40 (2019: $473).

16(b)Amounts recognized in the consolidated income statements

	2020	2019
Depreciation charge of right of use assets	US$’000	US$’000
Land	280	211
Buildings	278	233
Motor vehicle and other asset	38	38
Office equipment	25	25
	621	507

Interest expenses (included in finance cost)	79	91
Expenses relating to short-term leases	7	159
Expenses relating to lease of low-value assets that are not short-term leases	10	15

The total cash outflow for lease in 2020 was $682 (2019: $691).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES

17(a)Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Warehouse	Land leasehold right	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2020
Cost	466	742	5,701	96	7,005
Less: Accumulated depreciation	—	(502)	(124)	(1)	(627)
Net book value	466	240	5,577	95	6,378

As of December 31, 2019
Cost	467	716	—	—	1,183
Less: Accumulated depreciation	—	(453)	—	—	(453)
Net book value	467	263	—	—	730

A reconciliation of the net book value of investment properties was as follow:

	2020	2019
	US$’000	US$’000
Net book value at January 1	730	720
Addition	5,197	—
Depreciation (included in administrative expenses)	(144)	(33)
Transfer from property plant and equipment	7	—
Exchange difference	588	43
Net book value at December 31	6,378	730

17(b)The amount recognized in profit arising from the investment properties

Undiscounted lease payments receivable to be received during the lease terms are immaterial.

	2020	2019	2018
	US$’000	US$’000	US$’000
Rental income derived from investment properties	190	78	84
Direct operating expenses (including repairs and maintenance) generating rental income	(145)	(34)	(36)
Net profit arising from investment properties carried at cost	45	44	48

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

17(c)Measuring investment properties at fair value (continued)

The fair value of the investment properties are stated below:

	As of December 31,
	2020	2019
	US$’000	US$’000
Land not being used for operation	11,521	11,566
Office buildings for rent	2,060	1,460
Warehouse	5,701	—
Land leasehold right	96	—

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

17(d)Pledge

Information about the investment properties that were pledged to others as collaterals is provided in Note 27(e) (i).

18.	INTANGIBLE ASSETS

Computer software

	2020	2019
	US$’000	US$’000
Cost
At January 1	621	586
Addition	67	20
Transfer	40	—
Exchange difference	15	15
At December 31	743	621
Accumulated amortization
At January 1	(493)	(429)
Amortization	(62)	(50)
Exchange difference	(8)	(14)
At December 31	(563)	(493)
Net book value
At December 31	180	128

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

19(a)Associates of the Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2020	2019
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

19(b)Carrying amounts of investment in associates

	As of December 31,
	2020	2019
	US$’000	US$’000
At January 1	935	864
Share of loss of associates	(1)	(3)
Exchange difference	(4)	74
At December 31	930	935

The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

19(c)Summarized financial information for associates

The following table summarized financial information of the Company’s investments in associates:

	As of December 31,
	2020	2019
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	6	3
Non-current assets	2,095	2,103
Current liabilities	(2)	(3)
Non-current liabilities	(202)	(196)
Equity	1,897	1,907

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	930	935

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)
19(c)Summarized financial information for associates (continued)

	For the year ended December 31,
	2020	2019	2018
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(2)	(6)	(5)

Reconciliation to the Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ profit for the year:	(1)	(3)	(3)

As of December 31, 2020 and 2019, the Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	TRADE AND OTHER PAYABLES

	As of December 31,
	2020	2019
	US$’000	US$’000
Trade payables	17,358	10,509
Other payables	10,012	6,370
	27,370	16,879

Other payables included refund liabilities arising from contracts with customers, which amounted to $7,515 and $4,393 as of December 31, 2020 and 2019, respectively.

21.	EMPLOYEE BENEFIT

	As of December 31,
	2020			2019
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	1,384	9,916	11,300	1,436	10,306	11,742
Long service leave	566	111	677	452	128	580
Total	1,950	10,027	11,977	1,888	10,434	12,322

21(a)Pension – Defined contribution plans

The Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2020, 2019 and 2018, were $966, $1,160, and $1,264, respectively.

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

21(b)Pension – Defined benefit plans (continued)

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2020	2019	2018
	US$’000	US$’000	US$’000
Current service cost	562	546	419
Past service cost	—	121	—
Interest cost on benefit obligation	147	254	202
Net benefit cost	709	921	621

	For the year ended December 31,
Other comprehensive income	2020	2019	2018
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	(328)	494	396
Actuarial (gain) / loss – demographic assumption	(1)	18	1
Actuarial (gain) / loss – financial assumption	130	1,215	13
Actuarial loss	(199)	1,727	410

	For the year ended December 31,
Change in the defined obligation	2020	2019	2018
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	11,742	9,016	8,293
Current service cost	562	546	419
Past service cost	—	121	—
Interest cost on benefit obligation	147	254	202
Benefits paid directly by the Company	(954)	(535)	(352)
Actuarial loss in other comprehensive income	(199)	1,727	410
Exchange differences	2	613	44
Defined benefit obligation at December 31	11,300	11,742	9,016

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2020 and 2019 are as follows:

	2020	2019
	%	%
Discount rate	1.2-1.4	1.5
Rate of salary increase	5.0~6.0	5.0~6.0
Pre-retirement mortality	* Thailand TMO17 Tables	* Thailand TMO17 Tables
* TMO represented as Thailand Mortality Ordinary Tables

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans (continued)

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2020	2019
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	1,384	1,340
Between 2 and 5 years	2,040	2,489
Between 6 and 10 years	4,568	4,391
Beyond 10 years	17,114	16,917
Total expected payments	25,106	25,137

Weighted average duration of defined benefit obligation	9~10 years	9 years

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2020	2019
	US$’000	US$’000
Discount rate – 1% increase	(984)	(1,003)
Discount rate – 1% decrease	1,159	1,178
Rate of salary increase – 1% increase	1,095	1,115
Rate of salary increase – 1% decrease	(953)	(973)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

21(c)	Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bond with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. As of December 31, 2020 and 2019, the amount of long service leave obligation was $677 and $580, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2019
	US$’000	US$’000
Contract liabilities	259	216
Dividend payable	691	674
Onerous contracts provisions	5,105	238
Other current liabilities	1,771	1,228
Total	7,826	2,356

Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.

22(a)Onerous contracts provisions

	2020	2019
	US$’000	US$’000
At January 1	238	42
Recognized	4,658	218
Reversed	—	(25)
Exchange differences	209	3
At December 31	5,105	238

22(b)Contract Liabilities

	As of December 31,
	2020	2019
	US$’000	US$’000
Current contract liabilities
Advance from customers	156	93
Custodial service	44	63
Transportation service	59	60
Total current contract liabilities	259	216

The Company recognizes contract liabilities when it receives advance payments from customers before performance obligations have been performed.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	OTHER CURRENT LIABILITIES (continued)

22(b)Contract Liabilities (continued)

Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2020	2019
	US$’000	US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Advance from customers	93	668
Custodial service	60	59
Transportation service	56	17
	209	744

23.	EQUITY

23(a)Common shares

	As of December 31,
	2020	2019
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2020	13,830,769	138
At December 31, 2019	13,830,769	138
At January 1, 2019	13,830,769	138

23(b)Dividends

On November 11, 2016, APWC announced that the Board of Directors approved the implementation of a dividend policy as part of APWC's ongoing commitment to increasing shareholder value and return on investment. Pursuant to the dividend policy, subject to review and approval by the Board of Directors, APWC may pay cash dividends of at least 25% of its net post-tax audited consolidated profits attributable to shareholders. As APWC is a holding company, its ability to pay dividends is dependent upon distributions that it receives from its operating subsidiaries and affiliates, which are subject to a number of factors including operating results, capital requirements, expansion plans, debt covenants, business prospects, consideration for non-recurring items and other factors that are deemed relevant from time to time by the respective boards of our subsidiaries and affiliates. The dividend policy will be reviewed on an ongoing basis and updated at the discretion of the Board of Directors as business circumstances and available capital and capital requirements may change.

APWC recognized dividends distributed to owners amounting to $nil ($nil per share), $nil ($nil per share) and $1,106 ($0.08 per share) for the years ended December 31, 2020, 2019 and 2018, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	EQUITY (continued)

23(c)Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2020
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	5,211	5,211
Re-measuring losses on defined benefit plans	159	—	—	159
Changes in fair value of financial assets at fair value through other comprehensive income	—	(1,431)	—	(1,431)
	159	(1,431)	5,211	3,939

	For the year ended December 31, 2019
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	10,677	10,677
Re-measuring losses on defined benefit plans	(1,382)	—	—	(1,382)
Changes in fair value of financial assets at fair value through other comprehensive income	—	1,336	—	1,336
	(1,382)	1,336	10,677	10,631

	For the year ended December 31, 2018
	Remeasurement of defined benefit plans	Available-for-sale reserve	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Reclassification of application of IFRS 9	—	(1,717)	1,717	—	—
Exchange difference on translation of foreign operations	—	—	—	(4,388)	(4,388)
Re-measuring losses on defined benefit plans	(328)	—	—	—	(328)
Changes in fair value of financial assets at fair value through other comprehensive income	—	—	(335)	—	(335)
	(328)	(1,717)	1,382	(4,388)	(5,051)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS

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

24(a)Outstanding balance with related parties

The following table provided the total amount of outstanding balance at December 31, 2020 and 2019.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	—	—	8,550	862
PEWC, Singapore Branch	22	21	—	—
PEWC Singapore Co. (Pte) Ltd.	—	—	400	1,027
PEWC (HK)	5,613	5,247	42	20

Associate
SPHC	196	196	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	5,151	6,102	240	—

Others	—	—	26	13
Total	10,982	11,566	10,620	3,284

As of December 31, 2020 and 2019, the interest rates on the balance due to PEWC Singapore Co. (Pte) Ltd. range from 1.23% to 2.90% and 3.09% to 3.79%, respectively. In December 2020, this loan was repaid in full to PEWC Singapore Co. (Pte) Ltd.

In August 2020, APWC procured a total of $6 million secured loan, which is shown in the balance due to PEWC as of December 31, 2020. This loan is a straight loan for a period of 12 months with a fixed interest rate of 3% per annum. It is secured by a pledge of the Company’s 98.3% ownership stake in Sigma Cable.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(b)Transactions with related parties

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2020	2019	2018
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	5,742	2,745	521
	Sales	90	—	14
	Fabrication income received	—	140	412
	Management fee paid	133	199	136
	Information technology service fee paid	123	101	115
	Interest expenses paid	60	—	—
PEWC, Singapore Branch	Management fee received	14	14	14
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	12	22	21
PEWC (HK)	Purchases	—	—	2,479
	Sales	17,004	17,831	23,498
	Service fee paid	209	218	231

The immediate holding company
Moon View	Income from discharge of liability*	—	—	1,537

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	5,344	4,188	6,814
	Construction of factory building expenses	3,436	215	—
Fujikura Limited	Purchases	—	249	750

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

The Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2020, 2019 and 2018.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(d)Compensation of key management personnel of the Company

	For the years ended December, 31
	2020	2019	2018
	US$’000	US$’000	US$’000
Short-term employee benefits	3,050	3,073	3,814
Post-employment benefits	114	179	102
Termination benefits	—	—	47
Total compensation paid to key management personnel	3,164	3,252	3,963

The amounts disclosed in the table were recognized as expenses during the reporting periods.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	COMMITMENTS AND CONTINGENCIES

25(a)Purchase commitments

As of December 31, 2020 and 2019, the Company had commitments to purchase raw materials totaling $194 million to $251 million and $200 million to $290 million (28,736 to 35,946 metric tons and 20,996 to 30,580 metric tons), respectively, from third parties at the prices stipulated in the contracts.

25(b)Capital commitments

As of December 31, 2020 and 2019, the Company had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $2.5 million and $5.8 million, respectively.

25(c)Guarantees

As of December 31, 2020 and 2019, APWC provided a corporate guarantee not exceeding the sum of $25.1 million and $24.7 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2020 and 2019, there were outstanding bank guarantees of $17 million and $38.5 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

25(d)Service commitments

As of December 31, 2020 and 2019, the Company had commitments in respect of management consulting services with related parties totaling $0.1 million and $0.3 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FAIR VALUE MEASUREMENT

Fair value information:
As of December 31, 2020	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,271	—	—	2,271
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	11,521	—	—	11,521
Office buildings	2,060	—	—	2,060
Warehouse	5,701	—	—	5,701
Land leasehold right	96	—	—	96

There have been no transfers between Level 1 and Level 2 during the year.

Fair value information:
As of December 31, 2019	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(3)	—	(3)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	4,062	—	—	4,062
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	11,566	—	—	11,566
Office buildings	1,460	—	—	1,460

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.FINANCIAL RISK MANAGEMENT OBJECTIVES

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

The sensitivity analysis in the following sections relate to the position as of December 31, 2020 and 2019.

The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

(i)	Interest rate risk

The Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 14% of the Company’s financial liabilities bear floating interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2020 and 2019 to increase/decrease by $54 and $46, respectively.

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

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates arise from sales, purchases and borrowings by operating units in currencies other than the unit’s functional currency. The Company’s principal operations are located in Thailand, the PRC, Singapore and Australia and a substantial portion of its revenues are denominated in Thai Baht, RMB, Australian dollars or Singapore dollars, whereas a substantial portion of the Company’s cost of sales are denominated in U.S. dollars, its reporting currency. Any devaluation of the functional currencies of the Company’s principal subsidiaries against the U.S. dollar would likely have an adverse impact on the operations of the Company. The Company currently does not maintain a foreign currency hedging policy. However, management monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

The balance of financial assets and liabilities denominated in a currency different from the Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2020	2019	2020	2019
United States dollar (USD)	10,025	19,263	7,501	4,802
Thai Baht (THB)	13,241	346	30	87,779
Singapore dollar (SGD)	113	233	6	20
Taiwan dollar (TWD)	3,357	9,711	4,820	7,648
Renminbi (RMB)	18	119	—	—
Hong Kong dollar (HKD)	8,017	7,526	28	83
Euro (EUR)	249	—	413	—

Foreign currency sensitivity

The following table demonstrates the sensitivity of the Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against all other non-functional currencies, with all other variables held constant.

	Change rate	USD	THB	SGD	TWD	RMB	HKD	EUR
	5%	126	22	4	(3)	—	52	(10)
2020	-5%	(126)	(22)	(4)	3	—	(52)	10

	5%	723	(147)	8	3	1	48	—
2019	-5%	(723)	147	(8)	(3)	(1)	(48)	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
27(a)Market risk (continued)
(iv)	Commodity price risk

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

Commodity price sensitivity

The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2020	+28%	5,398	N/A
Copper	-28%	(5,398)	N/A

2019	-16%	(3,473)	N/A
Copper	+16%	3,473	N/A

On average, copper composes around 83% and 82% of the product cost in 2020 and 2019, respectively. The above sensitivity analysis is based on the most significant fluctuation rate of the month in 2020 as compared to the same month in 2019 and the most significant fluctuation rate of the month in 2019 as compared to the same month in 2018 and one month manufacturing lead time to estimate its impact on profit before tax in 2020 and 2019, respectively.

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

The Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the years ended December 31, 2020 and 2019 were immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.

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

As of December 31, 2020 and 2019, trade receivables from one customer represented 14.76% and 9.31% of total trade receivables of the Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(c)Liquidity risk

Liquidity risk arises from the financial liabilities of the Company and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages the Company’s liquidity risk by closely monitoring cash flow from the operations. The Company has about $52 million in cash and cash equivalents, $200 million in unutilized amounts of bank loans, and the total financial liabilities is $56 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered not high as of December 31, 2020.  Refer to Note 29 for development subsequent to year end.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2020
Financial liabilities
Interest-bearing loans and borrowings	10,279	462	463	4,224	15,428
Trade and other payables	27,370	—	—	—	27,370
Due to related parties	10,620	—	—	—	10,620
Lease liability	613	584	431	993	2,621
	48,882	1,046	894	5,217	56,039

As of December 31, 2019
Financial liabilities
Interest-bearing loans and borrowings	11,484	—	—	—	11,484
Trade and other payables	16,879	—	—	—	16,879
Due to related parties	3,284	—	—	—	3,284
Financial liabilities at fair value through profit or loss	3	—	—	—	3
Lease liability	656	910	444	1,182	3,192
	32,306	910	444	1,182	34,842

27(d)Capital management

The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

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

	As of December 31,
	2020	2019
	US$’000	US$’000
Interest bearing loans and borrowings	13,781	11,356
Trade and other payables	27,370	16,879
Less: cash and cash equivalents	(52,237)	(53,673)
Net debt	(11,086)	(25,438)
Total Equity	234,875	228,435
Capital and net debt	223,789	202,997
Gearing ratio	0.0%	0.0%

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

27(e)Collateral

The credit lines of the Company were collateralized by:

(i)	Mortgage of the Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $15,078 at December 31, 2020 (2019: $15,099);
(ii)	Pledge of other receivables of $1,363 at December 31, 2020 (2019: $4,847) ;
(iii)	Corporate guarantee issued by APWC.
(iv)	A trading facility was secured by all the assets with total carrying amount of $31,989 of a subsidiary as of December 31, 2020 (2019: $ 27,454).
(v)	The Company used Sigma Cable Company (Private) Limited’s (“Sigma Cable”) stocks as the collateral for the loan from Pacific Electronic Wire and Cable Co., Ltd. (PEWC).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2020 and 2019 were 2.07% and 3.72% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.     FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(f)     COVID-19

The outbreak of the Coronavirus Disease 2019 (“COVID-19”), which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the globe and is impacting worldwide economic activity and financial markets. We are facing significant risks related to the spread of COVID-19 and the recent developments surrounding the global pandemic have had, and will continue to have, significant effects on our business, financial condition, results of operations, and cash flows.

Our manufacturing and production have been affected by the outbreak of COVID-19. COVID-19 has affected and disrupted our operations and the operations of our suppliers, customers, and other business partners to varying degrees, including travel restrictions, business shutdowns, and/or other COVID-19 containment measures. A slowdown in economic activity as a result of COVID-19 has also resulted in, and could continue to result in, a reduction in demand for our products.

Due to the measures instituted in China in response to COVID-19, our China production facilities had been operating below normal production levels in the first half of 2020. Although our production in China has recovered, there can be no assurance that it will not drop again because of the pandemic.

The Singapore government implemented partial lockdown, also known as a circuit breaker, from April 7, 2020 to June 1, 2020. During this circuit breaker period, we were permitted to continue to operate with reduced on site staff, and approximately half of the employees of our Singapore operation have been working from home while the remaining employees have continued to work on site. Though the Singapore government has eased some of the circuit breaker measures after June 1, 2020, we do not know if the Singapore government will tighten the measure requiring most business to close or on site staff would be further reduced. COVID-19 has had, and may continue to have, negative impacts on our business in Singapore. In addition, COVID-19 delayed the fulfillment of contracts with our customers, causing negative impacts on our cash flow and liquidity. If we are not able to expand or extend lines of credit from banks, we may negotiate business terms with our suppliers to meet our liquidity needs in Singapore.

The impact of COVID-19 is constantly changing. Our operations in Thailand and Australia could be adversely affected if an outbreak recurs in these regions. Although we are monitoring the situation, the extent to which COVID-19 impacts our business will depend on future developments, which are uncertain and unpredictable in nature.

In order to protect the employees from COVID-19, the Company has taken measures to protect its employees, including temperature checks before entering the workplace, mandatory mask-wearing, social distancing, and work from home. We have also implemented staggered work hours to lower the risk that our employees might get infected on public transportations if they commute during peak hours. We are facing increased operational challenges as we take measures to support and protect employee health and safety. In particular, our remote work arrangements, coupled with stay-at-home orders and quarantines, pose challenges to our employees and our IT systems, and the extension of remote work arrangements could introduce operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business.

As COVID-19 may continue to adversely affect our business operations and financial results, we would also expect the heightening of many of the other risks described in the risk factors in our Annual Report on Form 20-F for the year ended December 31, 2020. Further, COVID-19 may also affect our operations and financial results in a manner that is not presently known to us or we currently do not anticipate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	CASH FLOW INFORMATION

28(a) Investing activities with partial cash payments

(i)Purchase of PPE	For the year end December 31,
	2020	2019
	US$’000	US$’000
Acquisition of property, plant and equipment	16,696	3,406
Add: Payable for PPE or CIP - Opening	355	213
Less: Payable for PPE or CIP - Ending	(196)	(355)
Less: Prepayment for PPE & CIP - Opening	(2,388)	(210)
Add: Prepayment for PPE & CIP - Ending	70	2,388
Less: acquisition by means of a lease	—	—
Cash paid during the year	14,537	5,442

(ii)Purchase of investment properties	For the year end December 31,
2020
US$’000
Acquisition of investment properties	5,197
Less: acquisition by assuming directly related liabilities	(3,375)
Less: noncash other operating income	(60)
Cash paid during the year	1,762

28(b) Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2019	24,814	90	24,904
Recognized on adoption of IFRS 16	—	2,651	2,651
Changes in cash flows	(14,462)	(426)	(14,888)
Foreign exchange adjustments	1,004	29	1,033
Acquisition lease	—	476	476
Other changes	—	8	8
Balance at December 31, 2019	11,356	2,828	14,184
Changes in cash flows	1,869	(586)	1,283
Foreign exchange adjustments	556	48	604
Acquisition lease	—	38	38
Other changes	—	6	6
Balance at December 31, 2020	13,781	2,334	16,115

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	SUBSEQUENT EVENT

29(a) CTW dividend payments

On March 12, 2021, the Board of Directors of Charoong Thai declared a cash dividend distribution to its shareholders amounted to $5.9 million (Baht 179.1 million, equivalent to Baht 0.45 per share), $ 2.9 million of which will be distributed to non-controlling interest. The dividend will be paid on May 14, 2021. This dividend distribution plan requires the approval of the 2021 Annual General Meeting of Shareholders of Charoong Thai.

29(b) Onerous contracts

The LME copper price rose sharply from US$7,742/ton on December 31, 2020 to US$9,476/ton on April 22, 2021, additional unrealized loss of US$ 4.6 million was recognized in the first quarter of 2021 for our Singapore subsidiary.

Other than the above events, the Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company.

30.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on April 23, 2021.