Form 20-F
period 2021-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2022-04-29
CIK 1026980

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

13,819,669 Common Shares outstanding as of December 31, 2021

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

 ☐ Yes ☒ No

CERTAIN DEFINITIONS AND CONVENTIONS

Unless the context otherwise indicates or requires, all references to:

•	the terms “we,” “us,” “our,” and “APWC” refer to Asia Pacific Wire & Cable Corporation Limited, a holding company incorporated in Bermuda with principal executive offices in Taipei, Taiwan.
•	the terms “our Company,” “our business” and “our operations” refer to APWC together with our operating subsidiaries.
•	Dollar amounts in this Annual Report are expressed in thousands ($000), except where otherwise indicated (e.g. “million”) or with respect to earnings per share.

•the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America.

• “Bt,” “Thai Baht”, “THB” or “Baht” refer to Baht, the legal tender currency of Thailand.

• “Sing$” or “S$” refer to Singapore dollars, the legal tender currency of Singapore.

• “A$” or “AU$” refer to Australian dollars, the legal tender currency of Australia.

•“RMB” refer to Chinese Renminbi, the legal tender currency of China

•“Thailand” refers to the Kingdom of Thailand.

•“Singapore” refers to The Republic of Singapore.

•“Taiwan” refers to Taiwan, The Republic of China.

•	“China” or “PRC” refer to The People’s Republic of China (for the purpose of this Annual Report, excluding Hong Kong and Macau).

•“Australia” refers to the Commonwealth of Australia.

•“United States” or “U.S.” refer to the United States of America.

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

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to maintain and develop market share for our products; the impact of the COVID-19 pandemic on our business, operations, demands for our products, results, financial position and liquidity; the extreme volatility in the demand for and the pricing of commodities, including copper, our principal raw material, and their individual or collective impact on demand for our products and services; the introduction of competing products or technologies; the volatility of share prices on major securities exchanges throughout the world, our inability to successfully identify, consummate and integrate acquisitions; our potential exposure to liability claims; the uncertainty and volatility of the markets in which we operate; changes in laws or regulations applicable to our Company in the markets in which we conduct business; the availability and price of copper, our principal raw material, including the effects of recent and potential economic sanctions on Russia; our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes; our ability to service and meet all requirements under our debt, and to maintain adequate credit facilities and credit lines; in certain markets, our ability to compete effectively with state-owned enterprises (“SOEs”), which may receive governmental subsidies to enhance results or receive preferred vendor status in state controlled projects; our ability to make payments of interest and principal under our existing and future indebtedness; our ability to increase manufacturing capacity and productivity; the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities; exposure to political and economic developments; COVID-19 and government implemented lockdowns, circuit breakers, and other mandates that may adversely affect our business and operations; crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets; economic consequences arising from natural disasters and other similar catastrophes, such as floods, earthquakes, hurricanes and tsunamis; the fact that APWC is a holding company that depends for income upon distributions from operating subsidiaries, most of which are not wholly-owned and for which there may be restrictions on the timing and amount of distributions; price competition and other competitive pressures; the impact of climate change on our business and operations and on our customers; tax inefficiencies associated with our cross-border operations, including without limitation, limitations on our ability to utilize net losses within our group of companies for income tax purposes; fluctuations in currency, exchange and interest rates, operating results and the impact of technological changes and other factors that are discussed in this report and in our other filings made with the Securities and Exchange Commission (the “SEC”). Statements about the effects of the COVID-19 pandemic on our business results, financial position and liquidity are subject to the risk that the actual impact may differ, possibly materially, from what is currently expected.

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
•

our reliance on our majority shareholder for research and development relating to our product lines;the fact that APWC’s common shares (the “Common Shares”) are traded on a national exchange in the United States and the relative liquidity or lack thereof, based upon the historical trading volume of our publicly-traded Common Shares and the small size of our public float;

•	our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost and availability of such raw materials; and
•	the liquidity (or lack thereof) generally of our property and assets.

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

The following selected consolidated financial data is derived from the consolidated financial statements of our Company for the years ended December 31, 2021, 2020, 2019, 2018, and 2017, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto referenced in “Item 18. Financial Statements.”

	For the Year Ended December 31,
	2021	2020	2019 (3)	2018 (2)	2017
	(in US$ thousands, except for earnings per share)
Income Statement Data:
Revenue	$476,659	$313,564	$338,160	$425,940	$425,215
Costs of sales	(455,508)	(279,686)	(313,373)	(389,692)	(385,527)
Gross profit	21,151	33,878	24,787	36,248	39,688
Other operating income	587	814	385	805	5,084
Selling, general & administrative expenses	(26,484)	(27,006)	(25,051)	(26,924)	(27,248)
Other operating expenses	(227)	(129)	(770)	(1,445)	(909)
Operating (loss)/profit	(4,973)	7,557	(649)	8,684	16,615
Finance costs	(1,251)	(744)	(1,012)	(1,378)	(1,221)
Finance income	123	320	506	482	876
Share of loss of associates	(1)	(1)	(3)	(3)	(3)
Loss on liquidation of a subsidiary	—	—	—	—	(261)
Exchange (loss)/gain	(4,425)	(579)	1,550	1,741	2,784
Other income	671	1,173	717	1,817	214
Other expense	(1)	(1)	(3)	(11)	(336)
Profit before taxes	(9,857)	7,725	1,106	11,332	18,668
Income taxes expense	1,345	(4,016)	(2,057)	(3,886)	(5,140)
(Loss)/profit for the year	$(8,512)	$3,709	$(951)	$7,446	$13,528
Attributable to:
Equity holders of APWC	$(2,642)	$(552)	$(1,632)	$2,928	$8,720
Non-controlling interests	$(5,870)	$4,261	$681	$4,518	$4,808
Earnings per share (1)
Basic and diluted (loss)/profit for the year attributable to equity holders of the parent	$(0.19)	$(0.04)	$(0.12)	$0.21	$0.63

	As of December 31,
	2021	2020	2019 (3)	2018 (2)	2017
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$44,507	$52,237	$53,673	$60,778	$46,093
Working capital	149,810	180,323	185,855	182,410	181,752
Total assets	389,428	338,119	298,911	305,798	334,843
Total debts	65,387	13,781	11,356	24,814	42,688
Net assets	209,317	234,875	228,435	221,816	222,826
Capital stock	138	138	138	138	138
Total APWC shareholders’ equity	147,500	157,860	153,854	150,028	153,328
(1)

The calculation of the earnings per share is based on 13,819,669 basic and diluted weighted Common Shares issued and outstanding for each of the years ended December 31, 2021, 2020, 2019, 2018, and 2017.

(2)	Includes the impact of the application of IFRS 9 and IFRS 15.
(3)	Includes the impact of the application of IFRS 16.

3.B.	Capitalization and Indebtedness

Not applicable

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

You should carefully consider the risk factors set forth below in connection with any investment in APWC, including any investment in the Common Shares. If any one of these risks or uncertainties occurs, our business, financial condition and results of operations could be materially and adversely affected. The risks described in this Annual Report on Form 20-F are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows, and could result in a loss of all or part of your investment.

Summary of Risk Factors

The following is a summary of the principal risks we face, organized under relevant headings. The list below is not exhaustive, and you should read the “Risk Factors” section in full.

Risks Related to Our Business (for more detailed discussion, see “Risk Factors -- Risks related to Our Business”)

•	COVID-19 could have a material adverse effect on our business, financial condition and, results of operations.
•	Significant volatility in copper prices could be detrimental to our Company’s profitability.
•

The markets in which we operate are highly competitive and may be affected by competition with State-Owned Enterprises and we cannot guarantee we will have the available capital to make necessary capital expenditures.

•	We operate in highly concentrated end markets, and the loss of individual customers in such markets could have a material adverse impact on our position in that market as a whole.
•	Our business could be harmed if we fail to attract and retain qualified personnel.
•	We are subject to certain environmental protection laws and regulations governing our operations.
•	Information systems failure or cyber security breaches could have a material adverse effect on our Company, including on our business, financial condition, and results of operations.

Risks Related to our Financial Activities (for more detailed discussion, see “Risk Factors -- Risks related to our Financial Activities”)

•

Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.

•	We are exposed to foreign exchange rate risk.

Risk Related to the Regions in which We Operate (for more detailed discussion, see “Risk Factors -- Risks related to the Regions in which We Operate”)

•	The performance of our Company’s Thai operations is affected by the political and economic situation in Thailand.
•

Our auditor’s China affiliate, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”), and if the PCAOB determines that it is unable to inspect or investigate completely because of a position taken by the PRC government, trading in our securities could be prohibited in the U.S. and our securities may be delisted.

•	The PRC legal system may limit our Company’s remedies, impacting our subsidiaries’ ability to enforce agreements in the PRC with third parties.
•

The enforcement of laws, rules and regulations in the PRC can change quickly with little advance notice. Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, the Data Security Law, the Personal Information Protection Law and the Anti-Monopoly Law, and any change in government interpretation or enforcement could implicate our PRC subsidiaries and have a material adverse effect on us.

•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.
•	The PRC government’s control of currency conversion and expatriation of funds may affect our liquidity.

•	Political or social instability, including tensions between PRC and Taiwan, may materially adversely affect our Company’s business, financial condition, and results of operations.

Risks Related to the Common Shares and APWC (for more detailed discussion, see “Risk Factors -- Risks related to the Common Shares and APWC”)

•	The Common Shares may be delisted from Nasdaq, which could affect their market price and liquidity.
•	As a foreign private issuer, there is less publicly available information concerning our Company than there would be if APWC was a U.S. public company.
•	Our Common Shares have a limited public float and are subject to price volatility, which could adversely affect our prevailing market price.
•	APWC may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated, which could adversely affect our prevailing market price.
•	Our holding company structure and potential restrictions on the payment of dividends could materially adversely affect our market price.
•	APWC is incorporated in Bermuda, and investors may face limited recourse and enforceability against APWC as well as its directors and officers as compared to corporations incorporated in the U.S.

Control of APWC rests with its majority shareholder, PEWC, and APWC relies on Nasdaq’s controlled company and foreign private issuer exemptions, all of which could materially and adversely affect our corporate governance.

Risks Related to Our Business

COVID-19 could have a material adverse effect on our business, financial condition and, results of operations.

The global spread of the Coronavirus Disease 2019 (“COVID-19”), including more recently the highly transmissible Delta and Omicron variants thereof, has been impacting worldwide economic activity and financial markets. We are facing significant adverse effects related to the spread of COVID-19, and the recent developments surrounding the global pandemic have had, and are expected to continue to have, significant adverse effects on our business, financial condition, results of operations, and cash flows. As a result, COVID-19 could have a material and adverse effect on our business, financial condition, and results of operations.

Our operation and production have been affected and disrupted by the outbreak of COVID-19. From April 7, 2020 to June 1, 2020, our Singapore operating units operated with reduced on site staff and approximately half of the employees worked from home due to a partial lockdown implemented by Singapore government. In the first half of 2020, our China production facilities had been operating below normal production levels due to the mandatory measures instituted in response to COVID-19. Starting from the third quarter of 2020 we were able to resume manufacturing activities in China and Singapore. However, our operating units were subject to temporary operation adjustments in 2020 and 2021 pursuant to local emergency regulations, with an adverse impact on our results of operations. While the overall COVID-19 situation appears to have improved in countries that have rolled out vaccination campaigns, our business and operating results may be negatively impacted if the virus worsens or mutates, if vaccination efforts are unsuccessful, or if further restrictions are implemented to contain the coronavirus. In connection with COVID-19, we may experience a new shutdown or slowdown of part or all of our manufacturing facilities.

COVID-19 has affected and disrupted our operations and the operations of our suppliers, customers, and other business partners, including as a result of travel restrictions, business shutdowns, and other COVID-19 containment measures. A slowdown in economic activity as a result of COVID-19 has also resulted in, and could continue to result in, a reduction in demand for our products. In addition, COVID-19 has delayed the fulfillment of contracts with our customers, causing negative impacts on our liquidity and ability to generate cash flows. If we are not able to expand or extend lines of credit from banks, we may negotiate business terms with our suppliers to meet our liquidity needs, which could cause an increase in financing costs.

We are facing increased operational challenges as we take measures to support and protect employee health and safety as a result of COVID-19. For example, in order to protect the employees from COVID-19, our Company has taken measures to protect its employees, including temperature checks before entering the workplace, mandatory mask-wearing, social distancing, and work from home. We have also implemented staggered work hours to lower the risk that our employees might get infected on public transportations if they commute during peak hours. In particular, our remote work arrangements, coupled with stay-at-home orders and quarantines, pose challenges to our employees and our IT systems, and the extension of remote work arrangements could increase operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business. The increased operational challenges could have a material and adverse effect on our business, financial conditions, and results of operations.

COVID-19 has also adversely impacted the recoverability of certain of our assets and resulted in the recognition of impairment charges for the year ended December 31, 2021. COVID-19 is expected to continue to impact the recoverability of our Company’s assets and lead to further impairment charges in the future.

If COVID-19 continues to adversely affect our business operations and financial results, the probability of the occurrence of other risks described in this Annual Report could also increase. Further, COVID-19 may materially and adversely affect our business, operations and financial results in manners that are not presently known to us or that we currently do not anticipate. The impact of COVID-19 is constantly changing. Although we are monitoring the situation, the extent to which COVID-19 impacts our business will depend largely on future events outside of our control, including ongoing developments in the pandemic, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy. However, the effects on our business, results of operations and financial condition could be material and adverse. We will continue to closely monitor our operations.

Significant volatility in copper prices could be detrimental to our Company’s profitability.

Copper is the principal raw material we use, accounting for a majority of the cost of sales. Our prevailing practice is to purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the “LME”) for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including global economic and political conditions, supply and demand, inventory levels maintained by suppliers, potential disruptions in supply of copper (including as the result of economic sanctions on copper producers such as Russia), actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect our Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices and customers continue to place orders. In the cases when we enter into a long-term sales contract at fixed selling prices, rising copper prices could render such contract onerous and our Company would be required to recognize losses from this onerous contract in the income statement. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require our Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility, and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. In addition, an excessive increase in the price of copper could result in fewer orders from customers or increased cost of sales given agreed sales prices, and negatively impact our Company. Accordingly, significant volatility in copper prices could have a material adverse effect on our business, financial condition and results of operations.

The ability of suppliers to deliver raw materials, parts and components and energy resources could affect our Company’s ability to manufacture products without disruption and in turn negatively affect our operations.

Our Company uses a range of materials, including copper, aluminum, polyethylene and polyvinyl chloride compound in the global production of our products, which come from numerous suppliers. Our operations and those of our suppliers are subject to disruption by supply chain issues due to economic, political and other factors largely beyond our Company’s control, including COVID-19 related supplier plant shutdowns or slowdowns, component shortages, supply chain disruptions and delays, work stoppages, labor shortages, financial issues such as supplier bankruptcy, information technology failures, and hazards such as fire, earthquakes, flooding, droughts or other natural disasters, new laws or regulations, global economic or political events including terrorist attacks and war, and suppliers’ allocations to other purchasers. The effects of climate change, including extreme weather events, long-term changes in temperature levels, water availability, supply costs impacted by increasing energy costs, or energy costs impacted by carbon prices or offsets may exacerbate these risks. Any inability of suppliers to deliver parts, components and manufacturing equipment to our Company’s manufacturing facilities, and any inability to manufacture without disruption, could affect our business’s performance.

The markets in which we operate are highly competitive.

The wire and cable industry in the Asia Pacific region is highly competitive, and if we fail to successfully invest in and maintain product development, productivity improvements and customer service and support, sales of our products could be materially adversely affected. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than we do. We and other wire and cable producers compete primarily on the basis of product quality and performance, reliability of supply, customer service, and price. To the extent that one or more of our competitors are more successful with respect to the primary competitive factors, our business could be materially adversely affected. In addition, our Company’s business could be materially adversely impacted if low margin wire and cable manufacturers in China enter into the markets where we operate, like they have in Australia and Singapore. Our Company’s business, financial condition and results of operations may also be materially adversely affected in the event it must compete with State-Owned Enterprises, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. When SOE’s enter the market, it can become untenable for private enterprises in competition with SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. Certain of our products are made to common specifications and may be interchangeable with the products of certain of our competitors. Since customers could potentially substitute our products with those of our competitors, customer loyalty is an important pillar of our business’s competitive position.

In addition, in order to remain competitive in the industry, our Company must periodically make substantial investments in capital equipment to ensure that our production processes are and remain state-of-the-art. Capital expenditures are not always predictable, as they are often driven by customer requirements for enhanced products. We cannot guarantee we will have the available capital to make such capital expenditures when required, which could materially adversely affect our business, financial condition and results of operations.

Alternative transmission technologies, such as wireless telecommunications, could materially reduce sales of our telecommunications products.

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

We operate in highly concentrated end markets.

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

Pacific Electric Wire & Cable Co., Ltd. may not perform its obligations under the Composite Services Agreement.

We engage in transactions in the ordinary course of business with our controlling shareholder, PEWC, including the purchase of certain raw materials and the distribution of PEWC’s products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the “Composite Services Agreement”), which contains provisions that define our relationship and the conduct of our respective businesses. The Composite Services Agreement is renewable at our option and is currently in force. Under the Composite Services Agreement, PEWC has agreed to supply APWC with copper and provides research and development for our products. Although PEWC has performed its obligations under the Composite Services Agreement to date, we are unable to ensure that PEWC will not in the future seek to limit, or be unable to perform in whole or in part, the business it conducts with our Company pursuant to the terms of the Composite Services Agreement. Given its controlling shareholder position, PEWC could in such instance seek to influence our response to any such events or occurrences. Any such limitation or inability to perform the Composite Services Agreement on PEWC’s part could have a material adverse effect on our business, financial condition and results of operations. (See “Item 10.C. Material Contracts” for a description of the Composite Services Agreement.)

Our insurance coverage does not cover all of our business risks.

Our global operations are subject to many risks including errors and omissions, infrastructure disruptions such as large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or natural disasters. Our Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. Our Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance. No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. Accordingly, we may be subject to an uninsured or under-insured loss in such situations. Any failure to maintain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

A significant number of our ROW employees are members of employees’ unions.

A significant number of the employees of our Rest of World (“ROW”) segment are members of employees’ unions. Failure to successfully negotiate and/or renew collective agreements, strikes, or other labor disputes could result in a disruption of our operations. Any such labor dispute could lead to a disruption of our operations, hindering our ability to serve our customers, and could have a material adverse effect on our Company and could materially adversely affect our business, financial condition and results of operations.

Our business could be harmed if we fail to attract and retain qualified personnel.

If we fail to retain our key employees and attract qualified personnel by investing adequate resources to develop our human capital, our business may be harmed. The loss of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations. The loss of executive officers or key employees could impair customer relationships and result in the loss of vital industry knowledge, expertise, and experience. There is also a risk of losing key employees to our competitors, which could pose a possible risk of the theft of trade secrets, with competitors then gaining valuable information about our manufacturing process. Increased costs associated with recruiting, motivating and retaining qualified personnel could have a negative impact on our profitability. Our Company’s future success depends on its continued ability to attract and retain talented and qualified personnel.

Our operations are subject to environmental protection laws and regulations, which impose compliance costs and subject us to potential liabilities should we violate any of these laws and regulations.

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

Information systems failure or cyber security breaches could have a material adverse effect on our business, financial condition, and results of operations.

APWC's subsidiaries each have their respective information systems to support the operation of such subsidiary. While APWC’s operating subsidiaries vary in the degree of reliance that they place on their information systems, any failure or interruption of these systems could materially adversely affect our Company’s business, financial condition and results of operations. Among other things, financial data may be corrupted and financial information may not be accurately reported or presented in a timely manner, which could impair our Company’s ability to timely file periodic or annual reports with the SEC or timely disseminate material information to shareholders. Because there is no unified framework for administering information systems amongst APWC’s subsidiaries, our competitors with a unified framework for administering information systems across their subsidiaries may have a competitive advantage over us and may be able to more efficiently administer such systems and respond to incidents and minimize risk to their business.

Cyber security presents risks and threats to us because intense competition in the wire and cable sector renders the Company vulnerable to theft and copying of design specifications.  While our Company relies upon its majority shareholder, PEWC, for much of its research and development, its products are designed precisely to meet customer specifications for the applications for which they are intended. Cyber security risks create the potential for a material adverse impact on our Company’s business, financial condition and result of operations due to, but not limited to, losing intellectual property, implementing reactive measures, managing litigation or investigations, addressing reputational harm, or losing a competitive advantage. To date, none of the cyber incidents identified have had a material adverse effect on our business. However, we do not have visibility into all unauthorized incursions and our systems may be experiencing ongoing incursions of which we are not aware. Mitigating these risks requires ongoing management oversight to ensure that sufficient controls and procedures are in place for appropriate persons to receive pertinent cyber security risk information to take appropriate action. We cannot offer any assurance that those controls and procedures will be sufficient to protect against cyber security risks and that our business, financial condition and results of operations will not be materially and adversely affected as a result of any such failure.

Increased reliance on information systems requires the implementation of information technology (“IT”) security measures to protect networks, computers, programs and data from attack, damage or unauthorized access and ensure the confidentiality, availability and integrity of Company data. Our Company employs safeguards, both technological and contractual, in order to protect its proprietary interests and those of its customers and third-party licensors, including, without limitation, certain insurance against theft and risk of loss. However, we cannot guarantee that such safeguards will protect our Company from all types of IT and cyber security threats. If our Company’s IT and cyber security measures are compromised or otherwise fail to protect systems, networks and data, or if an event of force majeure occurs and our Company’s disaster recovery plan does not operating effectively, our Company’s business may be disrupted and stand to lose assets, reputation and business, and potentially face regulatory fines and litigation as well as the cost of remediation, which could materially adversely impact our Company’s business, financial condition and results of operations.

Our multinational operations and structure subject us to potentially adverse tax consequences.

We conduct our business through operating subsidiaries and report our taxable income in multiple jurisdictions based upon our business operations in those jurisdictions. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be contested or overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Co-operation and Development is conducting a project focused on base erosion and profit shifting in international structures, which seeks to establish certain international standards for taxing the worldwide income of multinational companies. As a result of these developments, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, results of operations and financial position.

Pursuant to the Economic Substance Act (“ESA”) which came into force in December 2018, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda, which we refer to as a non-resident entity, that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The “relevant activities” are carrying on any one or more of the following activities: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entity.

An in-scope entity which is engaged in any of the “relevant activities” must satisfy an economic substance test, by performing core income-generating activities in the jurisdiction, being directed and managed in the jurisdiction and, having within the jurisdiction (i) an adequate amount of operating expenditure, (ii) adequate physical presence and (iii) an adequate number of qualified full-time employees or other personnel.

Risks Related to our Financial Activities

Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.

If our business units do not generate sufficient cash flows from operations, we may be unable to make required payments on our debt, including on debt secured by our or our subsidiaries’ assets. Any such failure to make any such payment could have a material adverse effect on our liquidity, business, financial condition and results of operations. In addition our debt agreements contain restrictive covenants and default provisions. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, any global economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot assure you that we will be able to remain in compliance with our financial covenants, which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under any agreement by APWC or APWC’s subsidiaries may trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement timely governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, business, financial condition and results of operations. Please see Section 5.B. (“Liquidity and Capital Resources”) of this Annual Report and Note 27(c) of our consolidated financial statements referenced in Item 18 of this Annual Report for a further discussion of our secured and unsecured indebtedness.

We face uncertainties relating to the phasing out of LIBOR.

The one-week and two-month USD LIBOR ceased being published following December 31, 2021.  The ICE Benchmark Administration Limited (the “IBA”), the administrator for LIBOR, announced on March 5, 2021 that it will cease publishing the remaining USD LIBOR tenors (overnight, one-month, three-month, six-month and 12-month) after June 30, 2023.  In the United States, the Alternative Reference Rate Committee has recommended the use of a Secured Overnight Funding Rate (“SOFR”) as an alternative to LIBOR, however it is not presently known whether SOFR or any other alternative reference rates will attain market acceptance as replacements of LIBOR. Discontinuation of LIBOR and uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the amounts of interest we pay under our debt arrangements and materially adversely affect our business, financial condition and results of operations.

Foreign exchange fluctuations could materially impact our financial performance and our financial condition.

Our principal operations and properties are located in the three regions that constitute our business segments, namely the North Asia, Thailand and Rest of the World regions. Although our reporting currency is the U.S. dollar, the functional currency of our Thailand region, which accounted for 41.49% of sales in 2021, is the Thai Baht. The functional currencies of our ROW region, which accounted for 36.05% of sales in 2021, are the Australia dollar and the Singapore dollar. The functional currencies for our North Asia operations, which, in total accounted for 22.46% of sales in 2021, are divided into two groups: (1) the PRC Subsidiaries, whose functional currency is the RMB, and (2) Crown Century, whose functional currency is the U.S. dollar. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the RMB against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.

Our Company conducts business in many foreign currencies and is subject to exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. A substantial portion of our aggregate revenues is denominated in the following currencies: RMB, Baht, Australian dollars and Singapore dollars, while our purchases of raw materials and expenditures related to equipment upgrades are largely denominated in U.S. dollars. Any devaluation of the Baht, the Australian dollar, the Singapore dollar or the RMB against foreign currencies (such as the U.S. Dollar) would increase the effective cost of transactions denominated in such other foreign currencies. This would have an adverse impact on our operations and cash flows. Likewise, an increase in U.S. dollar borrowing costs and any increase in the strength of the U.S. dollar in foreign exchange markets (which could also increase borrowing rates) could materially adversely affect our business in the markets where we have operating plants, such as Thailand, China, Singapore and Australia. Consequently, adverse movements in exchange rates could have a material adverse effect on our business, financial condition and results of operations.

In addition, a portion of our investment properties and financial instruments are denominated in currencies other than the U.S. dollar. Accordingly, our investment results will be subject to possible currency rate fluctuations as well as the volatility of overseas capital markets. Our results of operations may be materially impacted by those fluctuations and volatility.

Significant impairment charges could materially adversely impact our results of operations.

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

Risk Related to the Regions in which We Operate

We face risks relating to our operations in Thailand.

A substantial portion of our Thai operations consists of the manufacture of telecommunications and power cables and sales of those products for use in various construction and infrastructure projects in Thailand. The performance of our Company’s Thai operations is affected by the political and economic situation in Thailand. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product and the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting our Company to rationalize Thai operations and actively seek overseas markets. Political tensions remain high in Thailand and political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can materially adversely impact the volume of sales to (and payment by) our customers who are engaged in large infrastructure projects and, consequently, materially adversely affect our business, financial condition and results of operations. In addition, our Thai operations could be materially adversely impacted if low margin wire and cable manufacturers from China, including SOEs, were to enter into the Thailand market.

Our auditor’s China affiliate, like other independent registered public accounting firm operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and consequently investors are deprived of the benefits of such inspection.

Our auditor, who issued the audit report included in this Annual Report, is a Taiwan-based accounting firm registered with the PCAOB and is subject to inspection by the PCAOB regularly. However, our auditor’s China affiliate is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. If the PCAOB determines that it is unable to inspect or investigate completely because of a position taken by the PRC government, trading in our securities could be prohibited in the U.S. and ultimately delisted.

On December 18, 2020, the United States enacted the Holding Foreign Companies Accountable Act (the “HFCAA”), which requires, amongst other things, that (i) the SEC identify issuers that retain an auditor that has a branch or office that is located in a foreign jurisdiction and that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by foreign authority and that (ii) the SEC prohibit the securities of any issuer from being traded on any of the U.S. national securities exchanges, such as Nasdaq, or on the U.S. “over-the-counter” markets, if the auditor of the issuer’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years.  On April 5, 2021, the SEC’s interim final rule to implement the disclosure and submission requirements of the HFCAA was published in the U.S. Federal Register.  Regarding how the term “retain” should be interpreted, the SEC noted in the interim final rule that the HFCAA does not define the term “retain”, and requested comment on how the term “retain” should be understood for purposes of the HFCAA.

On June 22, 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021, and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA.

On December 16, 2021, the SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

The auditor of our PRC-based subsidiaries is located in the PRC and is an affiliate of APWC’s Taiwan-based auditor that signs APWC’s audit report. Because how “retain” should be understood for purposes of the HFCAA remains open to interpretation and the auditor of our China affiliates is located in, and organized under the laws of, the PRC, we cannot assure you that we will not be identified by the SEC as an issuer that has retained an auditor that the PCAOB determines it is unable to inspect or investigate completely. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take adequate remedial measures in response thereto. If any such event were to occur, trading in our securities could be prohibited under the HFCAA (or if enacted, the AHFCAA). As such, we cannot assure you that we will be able to maintain the listing of the Common Shares on Nasdaq or that you will be allowed to trade the Common Shares in the United States on the “over-the-counter” markets or otherwise, which could material affect the value of the Common Shares.

The lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, depriving us and our investors of the benefits of such PCAOB inspections. Such inability of the PCAOB to conduct inspections of auditors in China makes it difficult to evaluate the effectiveness of our independent registered public accounting firm’s China affiliate’s audit and quality control procedures, which could cause investors and potential investors to lose confidence in our audit procedures and reported financial information.

It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. The above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, and the market price of our Common Shares could be adversely affected. If our auditor is unable to meet the PCAOB inspection requirement, we may be required to engage a new audit firm, which would require significant expense and management time. If we cannot engage a new auditor within a reasonable time under reasonable terms, our Common Shares may be delisted, and the price of our Common Shares may significantly decrease.

The PRC legal system may limit our Company’s remedies which may impact our ability to enforce agreements in the PRC with third parties.

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC central government has promulgated a comprehensive system of laws, rules and regulations governing economic matters. However, China has not developed a fully integrated legal system. Recently enacted laws and regulations may not sufficiently cover all aspects of economic activities and the interpretation and enforcement of these laws and regulations involves uncertainties and can be inconsistent and unpredictable. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, the remedies and the legal protection we enjoy may be limited in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and could result in substantial costs and diversion of resources and management attention. In terms of enforcement, agreements which are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than in countries with more developed legal systems. Even if the agreements generally provide for arbitral proceedings for disputes arising out of the agreements to be in another jurisdiction, in practice it may be difficult for us to obtain effective enforcement in the PRC of an arbitral award obtained in that jurisdiction. Moreover, laws or regulations, particularly for local applications, may be varied and enacted without sufficient prior notice or announcement to the public on a timely basis. Consequently, we may not be aware of a violation of new or updated policies or rules until we are notified by the authority of the violation which may result in fine and/or being ordered to change or temporarily suspend the relevant production facilities. As the PRC legal system continues to evolve, we cannot predict if future developments in the PRC legal system could be detrimental to our Company and have a material adverse effect on its business, financial condition, results of operations, and the value of our Common Shares.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

Certain of our subsidiaries operate in the PRC, where the enforcement of laws, rules and regulations can change quickly with little advance notice. The PRC government may intervene or influence the operations of our PRC subsidiaries at any time, or may begin exert more control over offerings conducted overseas. Accordingly, our business, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in the PRC generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market economy for more than three decades, a substantial part of the PRC economy is still being operated under various controls by the government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Furthermore, legislative and enforcement actions and trends by the PRC authorities are not always predictable and recent focuses include, among others, strengthening enforcement actions and levying significant fines under the Anti-Monopoly Law with respect to concentration of undertakings, monopoly agreements and abusive behavior by companies with market dominance, conducting investigations and cybersecurity review against critical information infrastructure operators which holds large volume of personal information of individuals and regulating the processing of “important data” within the territory of the PRC with the promulgation of the PRC Data Security Law and the Cybersecurity Law. The

implications and applications of recent enforcement and legislative actions and guidance to us remain unclear at the moment, and as such we cannot assure you that we will not be affected, either directly or indirectly, by the changing government policies and enforcement trends.

In addition, pursuant to the Opinions on Lawfully and Severely Combating Illegal Securities Activities (the “Opinions”) issued by the Central Committee of the Chinese Communist Party and the State Council on July 6, 2021, among others, the PRC government seeks to further strengthen judicial cooperation in cross-border supervision and law enforcement on securities activities. Specifically, the government intends to strengthen the data/information security and confidentiality obligation of companies that are listed overseas and proposes to establish a system of extraterritorial application of laws in the capital market. As the Opinions only provide high-level guidance on future legislative and enforcement focus and trends, we cannot assess the direct implications of the Opinions on our business, financial position and prospects until the specific regulations and rules have been released by regulators. However, our China operation may be adversely impacted by a more regulated environment due to factors such as increased cost of compliance and adjustment of our strategy. The future regulations on overseas securities issuance by China-based organizations may have an adverse impact on our financial position, particular if we seek a spin-off of and foreign listing of our Chinese entities in the future.

Furthermore, as many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time, our business, financial position and prospects may be adversely impacted by such refining and adjustment process.

The State Administration for Market Regulation, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. While the business of APWC may not fall within the industries where recent active anti-monopoly enforcement efforts have been focused on, we cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, including adjusting investment strategy and business arrangements, which may adversely affect our business, growth prospects, and the value of our Common Shares.

China’s privacy and data security laws have been constantly evolving and recently, the PRC’s top legislator (i.e. the Standing Committee of the National People’s Congress) has released two pieces of key laws governing data: the Data Security Law (the “DSL”) and the Personal Information Protection Law (the “PIPL”). The DSL and PIPL, together with the Cybersecurity Law (the “CSL”), form the over-arching framework that governs data protection and cybersecurity in the PRC. The CSL has a focus on cybersecurity and the protection of the critical information infrastructure (“CII”). The DSL focuses on regulating “important data” and data processing activities that would have an impact on national security. The PIPL focuses on protecting personal information.

With respect to the DSL which regulates important data (which is not itself defined under the DSL but generally refers to the data that is important from the perspective of national security and public/social interest), the scope of “important data” needs to be further clarified both by central government and local/sector regulators in the subsequent catalogues to be issued pursuant to the DSL. Subject to this and related laws, there is a requirement for PRC entities to undertake a cybersecurity review before listing in a foreign capital market if such PRC entity processes the personal information of more than one million users. Whether the cybersecurity review requirement will also be triggered if the listing company’s subsidiary is a PRC entity (as is the case for APWC) is currently unknown. Based on the wording of the draft law, this does not appear to be the intent. However, to the extent that any data that APWC’s PRC subsidiaries may in the future collect and process data within the PRC that falls within the scope of “important data”, APWC will be subject to various statutory obligations, such as conducting national security review if the processing activity may affect national security and periodically carrying out requisite risk assessment. Compliance with these obligations and future rules that may be promulgated pursuant to the DSL would require us to incur additional costs and resources, including the updating of internal procedures and hiring of external consultants to conduct assessments, which will increase of APWC’s cost of production and adversely affect its profitability.

With respect to the recent investigations by the PRC Cybersecurity Review Office against multiple companies, such enforcement actions were carried out pursuant to the Cybersecurity Review Measures (“CRM”) and the CSL. The CSL and the CRM require CII operators to undergo a security review if the procurement of

“network products and services” implicates China’s national security. “Network products and services” that may be subject to this review include “core network equipment, high-capability computers and servers, high-capacity data storage, large databases and applications, network security equipment, cloud computing services” and other network products or services that have an important impact on CII. CII is broadly defined under the CSL and the recently enacted “Critical Information Infrastructure Security Protection Regulations”. It generally refers to critical information infrastructure in important industries and sectors such as public communications, information services, energy, transportation, water resources, financial, public services and e-government. Based on a draft national guidance on CII identification released in 2016, industrial manufacturing (raw materials, equipment, consumer goods, electronics manufacturing) is listed as an industry and key business that may have critical information infrastructure. Currently, there is no official guidance released by the PRC government on how CII may be identified. The recent enforcement trends in the cybersecurity area have generally targeted large internet and technology companies that process huge amount of personal data. Neither APWC nor its subsidiaries have been implicated by such investigations or enforcement actions. However, any changes in the interpretation of enforcement of such laws and regulations could implicate APWC’s operations in the PRC. To the extent APWC’s subsidiaries in the PRC are subject to cybersecurity review requirements under the CRM and or other applicable regulations, APWC may be unable to comply fully with the applicable requirements, and the cost of compliance may adversely affect its business and financial position. Thus, any such change in government policy could have a material adverse effect on our business, financial conditions, results of operations and the value of our Common Shares.

Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our Company’s Corporate Governance.

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have 5 years to complete the necessary adjustments to their organization form, governance structure and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. The local branch of the State Administration for Market Regulation of the PRC may, at its discretion, require our PRC subsidiaries to make necessary adjustments to their articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

In addition, the Foreign Investment Law and the Implementation Regulations impose information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

The Foreign Investment Law does not address intercompany loans or the registration of profits of foreign-invested enterprises. The wire & cable industry is not within the sector where foreign investment is prohibited or restricted pursuant to the Special Administrative Measures on Access to Foreign Investment (Negative List Edition 2020). Accordingly, APWC’s PRC business is unlikely to be directly affected by the rules and enforcements actions targeting variable interest entity structures, even if APWC proposes a spin-off of its PRC entities and an offshore listing. However, it is not known whether these matters will be addressed by additional laws or regulations promulgated pursuant to the Foreign Investment Law. The Foreign Investment Law and the Implementation

Regulations could be interpreted and implemented in a manner that could have a material adverse effect on our Company’s business, financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our ability to fund and expand our business.

We conduct substantial business operations in China. We may make loans or capital contributions to our PRC subsidiaries. Loans or capital contributions by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, may be subject to PRC regulations and/or foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities generally cannot exceed statutory limits and must be filed with China’s State Administration of Foreign Exchange (the “SAFE”). We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the relevant governmental authorities in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by our Company to our PRC subsidiaries and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially adversely affect our ability to fund and expand our business, and could materially adversely affect or business, financial condition and results of operations.

The PRC government’s control of currency conversion and expatriation of funds may affect our liquidity.

The PRC government imposes controls on the convertibility RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Our PRC subsidiaries represent the majority of the sales in our North Asia segment, which segment constituted approximately 22.46% of our sales in 2021. Substantially all revenues of our subsidiaries organized under the laws of the PRC, are denominated in RMB. Shortages in the availability of foreign currency in the PRC may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade-related payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in the PRC for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in the PRC. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law and may be subject to taxation. As a result, our PRC subsidiaries may be restricted in their ability to transfer cash outside of the PRC whether in the form of dividends, loans, and advances. If our PRC subsidiaries distribute dividends, these restrictions and requirements could reduce the amount of distributions that we would receive, which could in turn restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.

Furthermore, approval from SAFE or its local branch is required where RMB are to be converted into foreign currencies and remitted out of the PRC for payments of capital account items, such as the repayment of loans denominated in foreign currencies. Without a prior approval from SAFE or its local branch, cash generated from the operations of our PRC subsidiaries may not be used to repay debt in a currency other than the RMB owed by such subsidiaries to entities outside the PRC, or make other payments of capital account items outside the PRC in a currency other than the RMB. The PRC government may also at its discretion, restrict access in the future to foreign currencies for current account transactions. In the current regime of stringent regulation of outflow of capital, RMB outflow may face the same level of scrutiny by the PRC government as the outflow of foreign currencies.

Additionally, because repatriation of funds of our PRC subsidiaries requires the prior approval of SAFE and/or its authorized bank and/or compliance with certain procedural requirements, such repatriation could be delayed, restricted, or limited. There can be no assurance that the rules and regulations pursuant to which SAFE grants or denies such approval or stipulates the procedural requirements will not change in a way that adversely affects the ability of our PRC subsidiaries to expatriate funds out of the PRC, thereby negatively affecting our liquidity, our results of operations and the value of our Common Shares.

Political or social instability, including tensions between PRC and Taiwan, may materially adversely affect our Company’s business, financial condition, and results of operations.

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

PRC State-Owned Enterprises have competitive advantages and our business and operations may be materially and adversely affected in the event we must compete with such SOEs.

Much of the PRC's manufacturing output is still conducted through SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. As a consequence, it can become untenable for private enterprises in competition with SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. Our Company’s business, financial condition and results of operations may be materially adversely affected in the event it must compete with such SOEs.

Risks Related to the Common Shares and APWC

The Common Shares may be delisted from Nasdaq, which could affect their market price and liquidity.

The Common Shares are currently listed on Nasdaq under the symbol “APWC” on the Capital Market tier. In order for the Common Shares to remain the listed on the Nasdaq Capital Market tier, we must continue to meet certain minimum financial and other requirements including, without limitation, maintaining a closing bid price for the Common Shares of at least $1.00 per share. Nasdaq’s rules provide for the delisting of the Common Shares if the closing bid price for the Common Shares falls below $1.00 per share for 30 consecutive business days and we are unable to regain compliance with the applicable requirements in the time permitted by Nasdaq.

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

In accordance with the provisions of the Exchange Control Act 1972, as amended, and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the “BMA”) is required for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of APWC (which include the Common Shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). In granting the general permission the BMA accepts no responsibility for APWC’s financial soundness or the correctness of any of the statements made or opinions expressed herein. Consequently, if the Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.

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

As a foreign private issuer, there is less publicly available information concerning our Company than there would be if APWC was a U.S. public company.

APWC is a “foreign private issuer”, as defined in the SEC’s rules and regulations and, consequently, APWC is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, APWC is exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, APWC’s senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of APWC’s securities. Moreover, APWC is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and is not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.  Accordingly, there is less publicly available information concerning our Company than there would be if APWC was a U.S. public company.

Future sales of APWC’s Securities may cause the prevailing market price of the Common Shares to decrease.

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

The market for the Common Shares may not be liquid, which could cause volatility and adversely affect our prevailing market price.

Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Thinly-traded equity securities can be more volatile than equity securities for which there is significant trading volume. In addition, APWC’s share price may be volatile and could be subject to fluctuations in response to various factors, most of which are beyond our control. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. As of December 31, 2021, approximately 75.5% of APWC’s issued and outstanding Common Shares were directly or beneficially owned by PEWC, a Taiwanese company. Following the completion of APWC’s rights offering in February 2022 (as further described in Item 7 in this Annual Report) and as of the date of this Annual Report, approximately 80.9% of APWC’s issued and outstanding Common Shares are directly or beneficially owned by PEWC, with such Common Shares subject to certain restrictions on trading. In addition, although the Common Shares are currently traded on the Nasdaq Capital Market tier, the trading and demand for the Common Shares has been historically limited. As a consequence, shareholders may find that the value of their Common Shares and/or their ability to sell their Common Shares quickly or in substantial amounts may be materially adversely affected by the limited public trading market of the Common Shares. In the future, the Common Shares may experience significant price fluctuations which could materially adversely affect the value of your ownership interest in APWC.

Our Common Shares have a limited public float and are subject to price volatility, which could adversely affect our prevailing market price.

Given PEWC’s sizable ownership of our outstanding Common Shares, we have a limited public float, which adversely affects trading volumes and liquidity in our Common Shares. We have experienced significant share price and volume fluctuations and could be subject to continuing fluctuations in the future. The trading price of our Common Shares may fluctuate widely due to various factors, including the level of purchases or sales in our

Common Shares relative to total volume of trading in our Common Shares, actual or anticipated actions by PEWC, our controlling shareholder, including purchases or sales of our Common Shares by PEWC, actual or anticipated changes in our financial conditions and operating results, changes in our capital structure or liquidity including issuance of additional debt or equity to the public, changes in our dividend policy, news regarding our products or geographic markets, and broad market and industry fluctuations. This volatility in our share price, and limited trading volume in our Common Shares, could adversely affect our business and financing opportunities.

Being the subject of an activist investor campaign could cause us to incur substantial costs, divert management’s attention and resources, and have an adverse effect on our business. We have been in the past, and may continue to be, subject to proposals by activist investors urging us to take certain actions. Responding to activist campaigns is generally costly and time-consuming, as we may need to retain the services of legal, financial and communications advisors to assist APWC in responding to the activist investor’s concerns, he costs of which could negatively impact our future financial results. A campaign could also divert the attention of our directors and officers away from our business and operations, which could adversely impact our business. In addition, perceived uncertainties as to our future direction, strategy or leadership arising from an activist campaign could cause our stock price to experience periods of enhanced volatility or harm our ability to raise capital.

APWC may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated, which could adversely affect our prevailing market price.

APWC did not declare or pay any dividends for the years ended December 31, 2021, 2020 and 2019. There are a number of factors that can affect APWC’s ability to pay dividends and there is no guarantee that APWC will pay dividends in any given year or pay any specific amount of dividends. APWC may not be able, or may choose not to reinstate its dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of APWC’s Board of Directors (the “Board”) and will be dependent on our Company’s future operating results and the cash requirements of our Company’s business. In addition, APWC will not pay dividends in the event it is not allowed to do so under Bermuda law. Furthermore, since APWC is a holding company, nearly all of the assets shown on its consolidated balance sheet are held by its subsidiaries. Accordingly, APWC’s cash flow and its ability to pay dividends are dependent upon distributions from its subsidiaries. The reduction, suspension or elimination of dividends may negatively affect the market price of the Common Shares.

Our holding company structure and potential restrictions on the payment of dividends could materially adversely affect our market price.

APWC is a holding company with no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. APWC’s principal assets are the equity interests it directly or indirectly holds in its operating subsidiaries. As a holding company, APWC’s ability to pay dividends and meet its other obligations depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries and by reason of the current cash requirements of APWC’s operating subsidiaries. Such restrictions on payments involving entities organized in PRC could adversely affect our liquidity, our business results and thus, the price of our Common Shares.

APWC is incorporated in Bermuda, and investors may face limited recourse and enforceability against APWC as well as its directors and officers as compared to corporations incorporated in the U.S.

APWC is incorporated in and organized pursuant to the laws of Bermuda with its principal office located in Taiwan. All of APWC’s directors and officers reside outside the United States and our Company’s material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize judgements against them in courts of the United States predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against our Company’s assets or the assets of APWC’s officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities law against such persons in the Taiwan courts. Additionally, there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board or controlling shareholders than they would if APWC was organized under the laws of the United States or one of the states therein, or if our Company had material assets located within the United States, or some of the directors and officers resided within the United States.

Control of APWC rests with its majority shareholder, PEWC, and APWC relies on Nasdaq’s controlled company and foreign private issuer exemptions, all of which could materially and adversely affect our corporate governance.

PEWC holds more than 50% of our issued and outstanding Common Shares. Accordingly, we are a “controlled company” within the meaning of Nasdaq’s corporate governance standards, and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a nominating committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) to have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We utilize the controlled company exemption for (1) the requirement to have a majority of our Board consist of independent directors, and (2) the requirement to have a nominating committee that is comprised entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. While we rely on the controlled company exemption for (2), our independent directors oversee our process for identifying director nominees and review the qualifications of such nominees.

At present, a majority of our Board is affiliated with PEWC, and we rely on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our independent auditors and management occasionally join such meetings in the interest of understanding management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.

Because we have fewer independent directors (i.e. those who do not meet Nasdaq’s independence standards) on our board than issuers that comply with all of Nasdaq’s corporate governance standards, you are not provided the same level of protection afforded to investors in issuers that comply with all of Nasdaq’s corporate governance standards.

As APWC’s majority shareholder, PEWC has sufficient votes to control the outcome of any matter presented for a shareholder vote, including the election of each member of our Board. PEWC may vote its shares in APWC in the manner that it sees fit. In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in APWC without regard to the best interests of APWC’s other shareholders except to the extent that it is prohibited from engaging in conduct oppressive to non-controlling interests under applicable law. The interests of PEWC may conflict with our interests or the interests of our other shareholders. As a result, PEWC may take actions with respect to us or our business that may not be in our or our other shareholders’ best interest.

Financial or corporate governance issues at PEWC may affect PEWC’s attention to and actions with respect to APWC, including with respect to its performance of its obligations under, or increase uncertainty regarding its ability to perform its obligations under, the Composite Services Agreement between APWC and PEWC. (See “Item 3.D. Risk Factors – PEWC may not perform its obligations under the Composite Services Agreement” and “Item 10.C. Material Contracts” for a description of the Composite Services Agreement.).

Potential conflict of certain officers and directors could adversely affect our corporate governance.

APWC has three independent directors. The other six members of our Board are also directors or officers of, or otherwise affiliated with, PEWC, APWC’s majority shareholder. Certain of APWC’s officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of APWC’s officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which our Company and PEWC or one of its affiliates have competing interests, and in the performance by APWC and PEWC of their respective obligations under existing agreements, including the Composite Services Agreement. In addition, some of these persons devote time to the business and affairs of PEWC and its affiliates, which could reduce the amount of time available for overseeing or managing our Company’s business and affairs.

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

International trade policies may negatively impact our business, results of operations and financial condition.

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

Our international business operations subject us to certain risks which may materially and adversely affect our business and operations.

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

Climate change, or legal, regulatory or market measures to address climate change, may materially adversely affect our Company’s financial condition and business operations.

Climate change resulting from increased concentrations of greenhouse gases in the atmosphere could present risks to our Company’s future operations due to natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires, droughts or flooding. Such extreme weather conditions could pose physical risks to our Company’s suppliers and facilities, disrupt operation of our Company’s supply chain, including availability of raw materials and transportation, and impact operational costs.

Concern over climate change has resulted in both existing and pending legal and regulatory requirements designed to mitigate its effects. Our Company is therefore subject to environmental, health and safety regulations in connection with its global business operations, including but not limited to: regulations related to the development, manufacture, shipping and use of its products, handling, discharge, recycling and disposal of hazardous materials used in its products or in producing its products, and the operation of its facilities. Such measures subject us to additional costs and restrictions and require operating and capital expenditures, which could impact our Company’s business, financial condition, results of operations and cash flows. For example, any pollutants and waste generated during our Company’s manufacturing process need to be disposed of and/or mitigated in compliance with applicable laws and regulations. Additionally, a lack of consistent climate legislation across the regions in which we operate may create economic and regulatory uncertainty. Any failure or inability to comply with existing or future environmental, health and safety regulations, including those relating to climate change, could result in significant remediation or other legal liabilities, the imposition of penalties and fines, restrictions on the development, manufacture, sale, shipping or use of certain of its products and limitations on the operation of its facilities.

In addition to regulatory compliance, growing customer sustainability requirements and shareholder sentiment in respect of environmental and sustainability standards could cause our Company to incur substantial expense from time to time to alter its manufacturing, operations or equipment designs to meet these regulatory and sustainability requirements as well as investor expectations. Moreover, we may not be able to timely meet these requirements due to the required level of capital investment or technological advancement. Any failure to comply with these regulations, or meet these customer requirements or sustainability targets, could adversely impact the demand for our Company’s products and subject our business to significant costs and liabilities and reputational risks that could adversely affect our business, financial condition and results of operations.

Inflationary price pressures of raw materials or other inputs used by our business could negatively impact the profitability of our business.

Increases in the price of commodities, raw materials, utilities, labor or other inputs that our operations or our Company’s suppliers use in manufacturing and supplying products, components and parts, along with logistics and other related costs, may lead to higher costs for our Company’s products and services. In addition, new laws or regulations adopted in response to climate change could increase energy and transportation costs, as well as the costs of certain raw materials and components. Any increase in the cost of inputs to our Company’s production could lead to higher costs for our Company’s products and could negatively impact our Company’s operating results, future profitability and ability to successfully deliver on our Company’s strategy.

ITEM 4:	INFORMATION ON THE COMPANY

4.A.History and Development of the Company

Asia Pacific Wire & Cable Corporation Limited was incorporated on September 19, 1996 as a Bermuda exempted company limited by shares and incorporated under the Bermuda Companies Act 1981, as amended (the “Companies Act”). The address of APWC’s principal office is Room B, 15th Floor, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, and its telephone number is +886 2-2712-2558. Our Company’s registered agent (and agent for service of process) in the United States is Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Principal capital expenditures consisted of purchases of property, plant and equipment totaling $8.5 million in 2021, $14.5 million in 2020 and $5.4 million in 2019, mostly for the purchase of production machinery and equipment in Thailand.

In 2022, we expect our business’ principal capital expenditures to include the purchase of new equipment to expand production capacity in China and Thailand, and the construction of new factory buildings in Thailand. We expect total capital expenditures in 2022 to be $0.8 million based on current assumptions, although this number could change based on market conditions and other relevant factors. Our Company intends to pay for these expenditures with funds generated from its operations.

Our Company’s present plans also include the development of an alternative energy business in Taiwan by availing itself of new tax-driven development incentives provided by the Taiwan government for the expansion of “green” energy alternatives. This project remains at a development-stage and has not generated any revenues to date.

Our website is located at www.apwcc.com. The information contained or linked to on our website is not included in, or incorporated by reference into, this Annual Report on Form 20-F. Our filings with the SEC, including reports, proxy and information statements, and other information regarding us that is filed electronically with the SEC are available on the SEC’s website at www.sec.gov.

4.B.	Business Overview

Our Company’s Operations and Principal Activities

APWC is a holding company (incorporated in Bermuda with principal executive offices in Taiwan) that operates our business through operating subsidiaries. Through our subsidiaries, our Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, PRC, Hong Kong and certain other markets in the Asia Pacific region. Our Company also provides project engineering services in supply, delivery and installation of power cable (“SDI”). Our Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, wire and cable dealers and factories.

APWC has no direct business operations other than its direct and indirect ownership of the capital stock of its subsidiaries and equity investee holdings. Although APWC has not paid a dividend to holders of our Common Shares since 2019, APWC’s ability to pay any dividends in the future, as well as to meet its other obligations and to fund operations, depends upon the amount of distributions, if any, received from its direct and indirect operating subsidiaries and other holdings and investments. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions applicable to the countries in which our subsidiaries are formed and conduct their business. For further discussion of the risks created by these restrictions and limitations, see “Risk Factors-Risks Related to our Financial Activities” and “Risk Factors-Risks Relating to the Regions in which We Operate.”

Reporting Segments and Geographic Regions

We operate our business in three reporting segments: Thailand, North Asia, and Rest of World. Our Company’s power cable and telecommunications cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas a portion of the enameled wires manufactured by our Company in Thailand are exported, primarily to customers throughout Southeast Asia. The following table sets forth our Company’s sales revenues for the periods indicated in its three reporting segments for its principal product lines.

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	63,629	127,891	191,520
Enamel	107,027	105,749	—	212,776
SDI	—	—	39,476	39,476
Others*	5	28,401	4,481	32,887
	107,032	197,779	171,848	476,659

* include revenues from  fabrication service contracts, and sale of other wires and cables products.

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	48,851	78,779	127,630
Enamel	73,179	57,971	—	131,150
Fabrication	—	33,101	—	33,101
Others*	20	3,724	17,939	21,683
	73,199	143,647	96,718	313,564

*include revenues from SDI service contracts (which amounted to US$15.6 million in 2020), and sale of other wires and cables products.

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	49,493	78,686	128,179
Enamel	76,575	102,997	—	179,572
Others*	—	19,889	10,520	30,409
	76,575	172,379	89,206	338,160

* include revenues from SDI service contracts (which amounted to US$7.6 million in 2019), fabrication service contracts, and sale of other wires and cables products.

The following chart sets forth the organizational structure as of December 31, 2021 of APWC and its principal subsidiaries, as well as the percentage of ownership interest and voting power in each case. The location of the headquarters of each company is indicated in parentheses above the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

In Thailand, APWC has the following subsidiaries:

•	Charoong Thai Wire & Cable Public Co. Ltd. (“Charoong Thai”), a public company listed in Thailand that is majority owned by APWC.
•	Charoong Thai owns three principal subsidiaries in Thailand, namely Siam Pacific Electric Wire & Cable Co. Ltd. (“Siam Pacific”), Double D Cable Co. Ltd., and Siam Fiber Optics Co. Ltd.

Our Company produces and sells enameled wires, power cables, and telecommunication cables in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand. Our distribution channels include both direct sales to state owned entities and private sector participants in the infrastructure sector, and sales to agents for state owned entities. Sales within the Thailand region are made directly by the sales department of the APWC’s operating subsidiaries in accordance with terms and pricing set by the local subsidiaries. The major customers of our Company include clients working with the government and its contractors.

In North Asia, APWC has four principal subsidiaries:

•	Crown Century Holdings Ltd. (“Crown Century”), which is a registered Hong Kong company majority owned by APWC,
•	Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”), a PRC company that is majority owned by Charoong Thai,
•	Pacific Electric Wire and Cable (Shenzhen) Co. Ltd. (“PEWSC”), a PRC company wholly owned by Crown Century, and
•	Ningbo Pacific Cable Co., Ltd. (“Ningbo”, collectively with PEWSC and Shanghai Yayang, the “PRC Subsidiaries”), a PRC company wholly owned by Crown Century.

Our Company produces and sells enameled wires in China. Our Company generally sells enameled wires directly to manufacturers of electric motors for use in various consumer appliances. PEWSC manufactures enameled wires for electric, video and audio products for the South China market. Shanghai Yayang, which had previously produced enameled wires, ceased production at the end of October of 2019 and has been restructured as a trading company in Shanghai that supplies mainly transformer, motor and coil manufacturers in the eastern part of China. Ningbo is currently a dormant entity. Our Company continues to indirectly own the equity of Ningbo, which still holds its government-granted business license. Our Company has disposed of all of the buildings and most of the equipment and the land use rights for the property where Ningbo’s operations had been situated. The principal machinery utilized at the Ningbo facility has either been sold or stored at other operating facilities of our Company.

In the ROW, APWC has three principal subsidiaries:

•	Sigma Cable Company Pte. Ltd. (“Sigma Cable”), a Singapore entity that is majority owned by APWC,
•	Epan Industries Pte. Ltd., a Singapore company that is wholly owned by Sigma Cable, and
•	Australia Pacific Electric Cable Pty. Ltd. (“APEC”), an Australian company majority owned by APWC through its ownership in Crown Century and Sigma Cable.

Our Company produces and sells low voltage power cables in Singapore and Australia. In addition, our Company sells a wide range of wire and cable products produced by third party suppliers in addition to PEWC. Our Company also offers SDI project engineering services for medium and high voltage power cables to power transmission projects in Singapore. SP Power Assets Ltd. has historically been the principal customer for our Company’s SDI services, accounting for nearly all of our SDI sales. Sales to SP Power Assets Ltd. are under a comprehensive contract, with purchase orders placed from time to time.

In addition to these principal subsidiaries in our reportable segments, we established Asia Pacific New Energy Co. Ltd. (“APNEC”), a Taiwanese company, in Taipei City on October 26, 2018 for a new renewable energy business. APNEC seeks to develop an alternative energy business in Taiwan by availing itself of incentives provided by the Taiwan energy authority for the expansion of “green” energy alternatives. This project remains at a development-stage and APNEC has not generated material revenue to date.

Dividends received from our operating subsidiaries and equity investees may be subjected to withholding taxes. Under the Corporate Income Tax Law of the PRC, dividend distribution of profits to foreign investor(s) is subject to a withholding tax of 10%. There is no withholding tax on dividend distributions from a Hong Kong entity to either residents or non-residents. In Thailand, dividends paid by a company to any individual or corporate payee overseas are subject to a withholding tax of 10%. Under the current Singapore corporate tax system, dividends paid by a Singapore resident company are tax exempt, and are not subject to withholding taxes. In Australia, dividends paid to non-residents are exempt from dividend withholding taxes except when dividends are paid out of profit that is not taxed by Australian income tax.

APWC’s operating subsidiaries are also responsible for sales planning, marketing strategy and customer liaison. Our Company’s sales staff is knowledgeable about our Company’s products and also renders technical assistance, consulting services and repair and maintenance services to our Company’s customers. Our Company does not conduct sales through independent sales agents on a commission basis but uses its own sales employees located at APWC’s operating subsidiaries.

Payment methods for our Company’s products vary with markets and customers. The majority of sales by our Company requires payment within 90 days, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with the distribution of medium and high voltage power cables manufactured by PEWC, our Company is required to pay PEWC 90% of the cost of the products either within 30 days of receipt of the product or, in the case of SDI products, upon installation, with the remaining 10% in either case to be paid within one year. In connection with a purchase of copper rod, our Company is required to pay PEWC the cost of the copper rod within 30 days from obtaining the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither APWC nor its operating subsidiaries offers financing for purchases of our Company’s products. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.

Products are marketed under the respective names of the operating subsidiaries in each geography. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” trade name. Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.

Products and Services

Across our Company’s three reporting segments, our Company manufactures and sells a wide variety of wire and cable products in primarily three general categories: enameled wire, power cable, and telecommunications cable. Our Company’s enameled wires are used in the manufacturing of components and sub-components of a number of household appliances and small machinery. Our Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. In addition, our Company acts as a distributor in Singapore of wire and cable products manufactured by PEWC. Our Company also offers SDI project engineering services of medium and high voltage cables for power transmission projects in Singapore.

Products

Copper rod is the base component for most of our Company’s products. The manufacturing processes for these products require that the rod be “drawn” and insulated. In the “drawing” process, copper rod is drawn through a series of dies to reduce the copper to a specific diameter. For certain applications, the drawn copper conductor is then plated with tin. Copper used in cables is covered with various insulating materials that are applied in an extrusion process. The insulated wires are then combined, or “cabled” to produce the desired electrical properties and transmission capabilities. Then, depending upon the cable, some form of protective cover is placed over the cabled wires. A summary of the manufacturing process used for our Company’s primary wire and cable products is set forth below.

Enameled Wire

Our Company produces several varieties of enameled wires. Enameled wires are copper wires varnished, in an enameling process, by insulating materials. The enameling process makes the wires more resistant to oil, heat, friction and fusion, and therefore suitable for use in machinery and components and sub-components of manufactured goods. Our Company manufactures enameled wires in sizes that range from 0.02 mm to 4.00 mm in diameter, varnished by various types of petroleum insulation materials including polyvinyl formal, polyurethane wires and polyester. Enameled wire products are used in the assembly of a wide range of electrical products, including oil-filled transformers, refrigerator motors, telephones, radios, televisions, fan motors, air conditioner compressors and other electric appliances.

Power Cable

Our Company also produces a range of armored and unarmored low voltage power transmission cables. Low voltage power cables, generally considered to be cable with a capacity of 1 to 3.3 kilovolts, are typically used to transmit electricity to and within commercial and residential buildings, as well as to outdoor installations such as street lights, traffic signals and other signs. Armored low-voltage power cables are usually used for public lighting and power transmission running to buildings and installed either above or below ground. Unarmored low voltage cables are mainly used as lighting and power supply cables inside and outside of buildings. The voltage capacity of our Company’s power cables ranges from 300 volts to 1 kilovolt.

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

Telecommunications Cable

Our Company produces a wide range of bundled telecommunications cables for telephone and data transmissions with different capacities and insulations designed for use in various internal and external environments. The principal use of these cables is as access cables to connect buildings and residents to trunk cables. Telecommunications cables produced by our Company include copper-based and fiber optic cables.

Production of copper-based telecommunications cables begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called “annealing” in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a polyethylene (“PE”) or polyvinyl chloride (“PVC”) compound and foam skin, suitable for different installations and environmental conditions. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then “twinned” or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wires are then “cabled” or “stranded” into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units is cabled together after stranding to form a round cables core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to “shield” the cables and, finally, the shielded cable core is covered by plastic outer sheathing. Our Company manufactures telecommunications cables with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wires to 10 to 600 pairs of 0.9 mm-diameter wires.

Services

Fabrication

Our Company performs fabrication services for its customers, converting raw materials to wire and cable products. Raw materials, such as copper, aluminum, polyvinyl chloride, polyethylene and optic fibers, are commodities traded on global markets with anticipated price fluctuations and currency risk. Given these risks, our Company provides fabrication services using customer-owned materials in order to limit exposure to these risks.

SDI Project Engineering Services

Given government and private sector infrastructure projects and residential and commercial buildings activity in Singapore, our Company anticipates modest demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, our Company has developed an SDI project engineering capability. This SDI project engineering involves supply, delivery and installation of primarily medium and high voltage cables to power transmission projects in Singapore. In entering into a contract to supply, deliver and install cables for a power transmission project, our Company delivers medium and high voltage cables and enters into subcontracting agreements with local companies to install the cables as required by the project.

Raw Materials

As copper constitutes the most significant component of our Company’s wire and cable products, the price of our Company’s products depends primarily upon the price of copper. In order to minimize the impact of copper price fluctuations, our Company typically purchases copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper can affect our Company’s cost of sales. Whether this has a material impact on our Company’s operating margins and financial results depends primarily on our Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are reflected in those selling prices. In the cases when we enter into a long-term sales contract at fixed selling prices, rising copper prices could render this contract onerous and our Company would be required to recognize losses from this onerous contract in the income statement. Most sales of our Company’s manufactured products reflect copper prices prevailing at the time the products are ordered. A long-term decrease in the price of copper would require our Company to revalue the value of its inventory at periodic intervals to the then net realizable value, which could be below cost.

Our Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper rods are drawn into copper wires for the production of enameled wires, power cables and telecommunications cables. Copper purchased by our Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes. For example, our Company’s operating subsidiaries in Thailand may import copper cathodes and utilizes services from their business partners, including Thai Metal Processing Co., Ltd., to process the copper cathodes.

Our Company’s key suppliers include PT. Karya Sumiden Indonesia - Indonesia, Walsin Lihwa Corporation - Taiwan, Mitsubishi Corporation RtM International Ptd.- Singapore, Glencore International AG.-Switzerland, and Marubeni Corporation-Japan. Our Company attempts to maintain approximately a few weeks supply of copper rods and cathodes for its operations. Our Company has regularly signed one-year contracts with each of the copper suppliers, pursuant to which our Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is typically pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. Our Company has not had and does not anticipate any material supply interruption or difficulty in obtaining a sufficient supply of copper rod or cathode, although the recent delays in shipping could increase our cost of acquiring copper. Our Company anticipates that its copper suppliers will be capable of providing an adequate supply of copper to meet our Company’s requirements and our Company does not anticipate any change in relations with its copper suppliers in the near term. (See Item 3D: Risk Factors-Risks Relating to our Business: “The ability of suppliers to deliver raw materials, parts and components and energy resources could affect our Company’s ability to manufacture products without disruption and in turn negatively affect our operations.”).

Our Company has historically purchased a small portion of its copper rods from PEWC. Under the Composite Services Agreement between our Company and PEWC, PEWC has agreed to supply to our Company on a priority basis with its copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. However, our Company has diversified its copper purchases from among a number of preferred copper suppliers to ensure that our Company receives the most advantageous pricing on its copper purchases. Our Company does not currently purchase copper rods from PEWC.

Other raw materials used by our Company include aluminum, which is used as a conductor in power cables and petroleum-based insulation materials such as PE, PVC and jelly compounds for insulating covers on cables and varnishes on enameled wires; aluminum foils for sheathing of communication cables; and galvanized steel wires for the production of armored wires. Our Company has not had and does not anticipate any difficulty in maintaining adequate supplies of these raw materials and expects to continue to be able to purchase such raw materials at prevailing market prices. Other than import tariffs in Thailand, our Company does not face any restriction or control on the purchase or import of its raw materials. Our Company may freely choose its suppliers and negotiate the price and quantity of material with its suppliers. Our Company formulates consumption plans for raw materials regularly and continually monitors market conditions in respect of the supply, price and quality of raw materials.

Inflation increases the cost of raw materials and operating expenses for our Company. If inflationary pressure persists, our Company may not be able to maintain its operating margins by raising the prices of its products.

Quality Control

In order to maintain product quality, our Company has implemented a range of quality control procedures under the supervision of dedicated quality control staff. Quality control procedures are implemented from the raw material to the finished product stages at each of our Company’s major production facilities. Raw materials are inspected to ensure they meet the necessary level of quality before production begins. During the manufacturing process, quality control procedures are performed at several stages of production. Upon completion, finished goods are brought to quality control centers set up in the production facilities for inspection and testing of different electrical and physical properties.

Depending on the requirements of its customers, our Company has the capability to manufacture products to meet a variety of different quality and production standards. These include local standards and certifications, such as the Singapore Institute of Standards and Industrial Research Quality Mark and the Thailand Industrial Standard, as well as other standards, such as the National Electrical Manufacturers Association Standard, the British Standard, the Japan Industrial Standard and Underwriters Laboratories Inc. Standard.

All of our Company’s principal operating entities have attained International Standards Organization (“ISO”) 9001 certification for quality management and assurance standards in the manufacture of electric wires and cables and have maintained that certification for at least the last ten years. These certifications mean that these entities have in place quality assurance systems and the capability to consistently manufacture products of quality.

Competition

The wire and cable industry in the Asia Pacific region is highly competitive. Our Company’s competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our Company’s markets have substantially greater manufacturing, sales, research and financial resources than our Company. Our Company and other wire and cable producers primarily compete on the basis of product quality and performance, reliability of supply, customer service, and price.

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

Thailand

The wire and cable industry in Thailand is highly competitive. In its various product lines, our Company competes with a total of approximately thirty local wire and cable manufacturers and, to a lesser extent, with foreign producers for sales in Thailand of power cables, enameled wires, and telecommunications cables. Our Company is one of the five largest producers in the Thai market. Governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers. Our Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.

ROW

Although we believe that Sigma Cable is one of the major suppliers of power cable products in Singapore based on available data, it is subject to significant competition from producers within the region. There are no tariff or other barriers against foreign competition in the local Singapore market, and potential competitors are free to enter the industry. Because of high capital costs, our Company does not presently anticipate that it is likely there will be new domestic entrants to the wire and cable industry in Singapore in the near future that would present material competition to our Company or be in a position to capture a material percentage of our Company's share of the market. However, the performance of Sigma Cable in 2021 was adversely impacted by increased intense competition from other manufacturers seeking to capture a greater share of the Singaporean market.

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

North Asia

Our Company’s North Asia operations are conducted principally in China. The economy of China differs from that of most developed free-market economies in a number of respects, including structure, degree of government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation, and balance of payments position. In recent years, the government of China has implemented economic reform measures which emphasize decentralization, expansion of consumption in the domestic market, residential and commercial real estate development, infrastructure development, utilization of market forces and the development of foreign investment projects.

Thailand

The volume of sales of our Company’s products in Thailand tends to correlate with the general level of economic activity in Thailand. As a result, the performance of our Company’s Thai operations depends in significant part on the general state of the Thai economy. Infrastructure development and related construction projects in Thailand depend significantly upon government sponsored initiatives. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product. Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting our Company to rationalize Thai operations and actively seek overseas export markets. Political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can adversely impact the volume of sales to our customers who are engaged in large infrastructure projects.

Insurance

Our Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. Our Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance.  No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. Please see “Our insurance coverage does not cover all of our business risks” is Section 3.d. above for more information regarding insurance coverage risks.

Environmental Regulations

Our Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment. Our Company believes that all of its operations are in material compliance with all applicable environmental laws and regulations. Our Company has not been subjected to any material legal, regulatory or other action alleging violations or breaches of environmental standards.

4.C.Organizational Structure

Please refer to Business Overview in Item 4.B. above.

4.D.Property, Plants and Equipment

Our Company’s manufactured products are produced at facilities located on premises owned or leased by Siam Pacific, Charoong Thai, Sigma Cable, APEC, and PEWSC. The following is a summary of our Company’s material facilities and operations.

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

Shanghai Yayang ceased production by end of October of 2019 and has been restructured as a trading company, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. The land and buildings were pledged to Industrial and Commercial Bank of China as security for a $1.2 million bank loan in 2020. Neither the land nor the building has been mortgaged since the repayment of the secured bank loan in 2021.

PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years. The land and building are pledged to Agricultural Bank of China as security for a $2 million bank loan.

Most of our Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment imported from Europe, the United States, Taiwan, or Japan.

The production capacity and extent of utilization of our Company’s facilities varies from time to time, and such information is considered to be commercially sensitive and proprietary information.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.Operating  Results

The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the “Financial Statements”) referenced in Item 18 of this Annual Report. Selected accounting policies are set out in Note 3 of our consolidated financial statements referenced in Item 18 of this Annual Report, which are prepared in accordance with IFRS as issued by the IASB.

Selected Operating Data

Results are analyzed and reported along the lines of our three principal business segments, consisting of the North Asia region, the Thailand region, and the ROW region. Included in the summary table below are certain results within our three business segments with regard to net sales, operating profit, and operating profit margin for the periods covered. The following table sets forth selected summary data for the periods indicated (dollar ($) amounts in thousands of U.S. dollars).

Operating Results

	For the year ended December 31,
	2021	2020	2019
	(US$’000 except for percentages)
Net Sales:
North Asia region	$107,032	$73,199	$76,575
Thailand region	197,779	143,647	172,379
ROW region	171,848	96,718	89,206
Total	$476,659	$313,564	$338,160
Operating profit/(loss):
North Asia region	$4,523	$3,087	$1,237
Thailand region	(13,537)	11,250	3,042
ROW region	6,690	(4,492)	(1,659)
Corporate expenses & adjustments	(2,649)	(2,288)	(3,269)
Total operating (loss)/profit	$(4,973)	$7,557	$(649)
Operating profit/(loss) margin:
North Asia region	4.23%	4.22%	1.62%
Thailand region	(6.84)%	7.83%	1.76%
ROW region	3.89%	(4.64)%	(1.86)%

As of December 31, 2021, APWC is approximately 75.5% beneficially owned and is controlled by PEWC, a Taiwanese company, with the remaining approximately 24.5% of the issued and outstanding Common Shares being publicly-traded in the United States and listed on Nasdaq. Based upon a review of Schedule 13D and 13G filings made with the SEC by shareholders, and a review of the share register maintained by APWC’s transfer agents in Bermuda and the U.S., we are not aware of any shareholders resident in the jurisdictions where our Company has business operations. While our Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where our Company operates, that impact is not a function of APWC’s shareholder base. Inflation has, and may continue to, increase the cost of raw materials and operating expenses for our Company. If inflationary pressure persists, we may not be able to maintain our operating margins even if we raise the price of our products.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

	For the Year Ended December 31,
	2021	2020	Changes	Changes
	US$’000	US$’000	US$’000%
Income Statement Data:
Revenue	$476,659	$313,564	$163,095	52.0
Costs of sales	(455,508)	(279,686)	(175,822)	(62.9)
Gross profit	21,151	33,878	(12,727)	(37.6)
Other operating income	587	814	(227)	(27.9)
Selling, general and administrative expenses	(26,484)	(27,006)	522	1.9
Other operating expenses	(227)	(129)	(98)	(76.0)
Operating (loss)/profit	(4,973)	7,557	(12,530)	(165.8)
Finance costs	(1,251)	(744)	(507)	(68.1)
Finance income	123	320	(197)	(61.6)
Share of loss of associates	(1)	(1)	—	—
Exchange loss	(4,425)	(579)	(3,846)	(664.2)
Other income	671	1,173	(502)	(42.8)
Other expense	(1)	(1)	—	—
(Loss)/profit before tax	(9,857)	7,725	(17,582)	(227.6)
Income taxes benefit/(expense)	1,345	(4,016)	5,361	133.5
(Loss)/profit for the year	(8,512)	3,709	(12,221)	(329.5)
Attributable to:
Equity holders of APWC	(2,642)	(552)	(2,090)	(378.6)
Non-controlling interests	(5,870)	4,261	(10,131)	(237.8)

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including impacts from COVID-19, currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2021 and 2020.

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

Average copper prices per metric ton increased by 50.98% from $6,169 in 2020 to $9,314 in 2021 (annual average). Copper prices indicated in this Annual Report are quoted from the index published by the LME. The 2021 and 2020 average copper prices were as follows:

		2021	2020
Average LME copper price ($/Ton)	Q1	8,479	5,638
	Q2	9,711	5,341
	Q3	9,371	6,521
	Q4	9,697	7,174
	Year	9,314	6,169

The average copper price in March 2022 on the LME was $10,237 per ton.

Revenue

Revenue from the North Asia region increased by $33.8 million, or 46.2%, from $73.2 million in 2020 to $107 million in 2021. The increase was primarily attributable to increases in copper prices and lower sales in 2020 because of the COVID-19 pandemic.

Revenue from the Thailand region increased by $54.2 million, or 37.7%, from $143.6 million in 2020 to $197.8 million in 2021. The increase was primarily attributable to increases in copper prices and lower sales in 2020 because of the COVID-19 pandemic.

Revenue in the ROW region increased by $75.1 million, or 77.7%, from $96.7 million in 2020 to $171.8 million in 2021. The increase was primarily due to deferral of orders from 2020 to 2021 and increased local sales in 2021 resulting from stricter border controls related to COVID-19.

Gross Profit

Gross Profit decreased by $12.7 million, or a 37.6% change, from $33.9 million in 2020 to $21.2 million in 2021. The gross profit margin was 4.4% in 2021 compared to 10.8% in 2020. The decrease in gross profit margin was primarily attributable to the effects of copper price fluctuation, which increased loss on onerous contracts and diminution in the value of inventory in 2021 in the Thailand region.

Operating Profit

Operating loss for 2021 was $(5) million, representing a decrease of $12.6 million, or 165.8%, from the operating profit of $7.6 million in 2020.

The operating profit margin of the North Asia region increased from 4.22% in 2020 to 4.23% in 2021. The operating profit was not affected by copper price fluctuation in North Asia.

The operating profit margin of the Thailand region decreased from 7.83% in 2020 to (6.84)% in 2021. The decrease was primarily due to higher copper prices, resulting in increased losses on onerous contracts and diminution in the value of inventory.

The operating profit margin of the ROW region increased from (4.64)% in 2020 to 3.89% in 2021. The increase was primarily attributable to decreased competition due to COVID-19.

Finance Cost

Our finance costs consist mainly of interest on bank loans and borrowings. Interest cost increased to $1.3 million in 2021 compared to $0.7 million in 2020. Interest-bearing loans and borrowings increased to $65.4 million in 2021 compared to $13.8 million in 2020. The proceeds of these loans were mainly used to fund capital expenditures, raw material purchase and working capital needs of our Company due to higher sales and copper prices.

Finance Income

Our finance income consists of interest earned on bank deposits. Interest income decreased from $0.3 million in 2020 to $0.1 million in 2021.

Share of Loss of Associates

Our share of loss remained consistent in 2021 compared to that of 2020. This was primarily due to the loss that our Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.

Exchange Gain/(Loss)

The exchange loss of 2021 was primarily attributable to the depreciation of Thai Baht and appreciation of Chinese RMB. The exchange rates on December 31, 2021 and 2020 are listed below, based on the Noon Buying Rate. Note that they do not reflect the exchange rates at which transactions actually took place.

	As of December 31,
	2021	2020
Foreign currency to US$1:
Thai Baht	33.33	30.02
Singapore $	1.352	1.321
Australian $	1.377	1.297
Chinese RMB	6.373	6.525

Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.

Income taxes

Income tax expense was ($1.3) million in 2021 compared to $4.0 million in 2020. The decrease of income tax is mainly due to deferred tax assets from net operating losses recognized by Charoong Thai in 2021.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

	For the Year Ended December 31,
	2020	2019	Changes	Changes
	US$’000	US$’000	US$’000%
Income Statement Data:
Revenue	$313,564	$338,160	$(24,596)	(7.3)
Costs of sales	(279,686)	(313,373)	33,687	10.7
Gross profit	33,878	24,787	9,091	36.7
Other operating income	814	385	429	111.4
Selling, general and administrative expenses	(27,006)	(25,051)	(1,955)	(7.8)
Other operating expenses	(129)	(770)	641	83.2
Operating (loss)/profit	7,557	(649)	8,206	1,264.4
Finance costs	(744)	(1,012)	268	26.5
Finance income	320	506	(186)	(36.8)
Share of loss of associates	(1)	(3)	2	66.7
Exchange gain/(loss)	(579)	1,550	(2,129)	(137.4)
Other income	1,173	717	456	63.6
Other expense	(1)	(3)	2	66.7
Profit before tax	7,725	1,106	6,619	598.5
Income taxes expense	(4,016)	(2,057)	(1,959)	(95.2)
Profit/(loss) for the year	$3,709	$(951)	4,660	490.0
Attributable to:
Equity holders of APWC	(552)	(1,632)	1,080	66.2
Non-controlling interests	4,261	681	3,580	525.7

General

Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including impacts of COVID-19, currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2020 and 2019.

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

Operating Profit

Operating profit for 2020 was $7.6 million, representing an improvement by $8.2 million, or 1,264.4% from an operating loss of $(0.6) million in 2019.

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

Finance Cost

Our finance costs consist mainly of interest on bank loans and borrowings. Interest cost decreased to $0.7 million in 2020 compared to $1.0 million in 2019. However, interest-bearing loans and borrowings increased to $13.8 million in 2020 compared to $11.3 million in 2019. The proceeds of these loans were mainly used to fund capital expenditures and working capital needs of our Company.

Finance Income

Our finance income consists of interest earned on bank deposits. Interest income decreased from $0.5 million in 2019 to $0.3 million in 2020.

Share of Loss of Associates

The share of loss remained consistent in 2020 compared to that of 2019. This was primarily due to the loss that our Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.

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

Income taxes

Income tax expense was $4.0 million in 2020 compared to $2.1 million in 2019. The change was mainly due to the increase in taxable income.

5.B .	Liquidity and Capital Resources

As of December 31, 2021, we had $44.5 million in cash and cash equivalents, primarily in bank accounts and cash on hand. The majority of this cash and cash equivalents was held at our operating subsidiaries in Thai Bhat, U.S. dollar, and Chinese RMB. Our current sources of cash are our cash on hand, cash generated by our operations, and our credit facilities. Our liquidity is primarily utilized for the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.

We maintain several revolving working capital and overdraft credit facilities with various commercial bank groups and financial institutions (the “Facilities”). As of December 31, 2021, the total amount of the Facilities was approximately $270.1 million and the unused amount of the Facilities was approximately $153.2 million (taking into account letters of credit issued thereunder). The Facilities do not have termination dates but are reviewed annually for renewal. There is no seasonality to our Company’s borrowing. For details of our Company’s bank loans and borrowings, see Note 11(b) to our consolidated financial statements. As of December 31, 2021, a majority of the short-term bank loans and borrowings were held at variable interest rates, whereas the long-term bank loans were held at a fix interest rate.

Except for foreign currency forward contracts, our Company did not use other derivatives to hedge financial risks in 2021. Please refer to Note 11(c) and Note 27 to our consolidated financial statements for information about the management of financial risks.

In February 2022, we completed a rights offering in which we received gross proceeds of approximately $8.3 million before any expenses of the rights offering from the sale of 6,796,558 Common Shares. The net proceeds of the rights offering will be used for general working capital and corporate purposes. The Company’s controlling shareholder, PEWC, purchased 6,259,924 Common Shares including through an exercise of over-subscription rights. Please see Item 10 of this Annual Report for additional information regarding the rights offering.

On July 10, 2020, APWC entered into a secured loan agreement (the “Secured Loan”) with PEWC as lender. In August 2020, we borrowed the principal amount of $6 million under the Secured Loan from PEWC, pledging our Company’s 98.3% ownership stake in Sigma Cable as collateral. This loan was a straight loan with a fixed interest rate of 3% per annum. In June 2021, such loan was repaid in full to PEWC, and the facility was terminated.

APWC has no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. As a holding company, APWC’s ability to pay dividends, as well as to meet its other obligations such as holding company needs, depends mainly upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments.

The working capital and capital expenditure needs of APWC’s operating subsidiaries are primarily funded and met by their own operations and borrowings from banks. APWC does not fund the operations or capital expenditure needs of its subsidiaries on an ordinary course basis. However, the Board may authorize contributions from time to time to its subsidiaries on an as needed basis. There were no contributions from APWC to any of our subsidiaries for the years ended December 31, 2021, 2020, or 2019.

Of the $44.5 million in cash and cash equivalents that we had on hand as of December 31, 2021, $1.2 million was held at APWC, and the remainder was held by its subsidiaries. APWC uses its cash position to pay operating expenses and other obligations. All of the Facilities are at the subsidiary level; APWC does not have any Facilities. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in their loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries and by reason of the current cash requirements of its operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.

Net cash used by operating activities in the year ended December 31, 2021 was $41.6 million, as compared to $16.4 million of net cash provided by operating activities in the year ended December 31, 2020. The increase in cash used from operations was primarily due to higher copper prices compared to 2020.

Net cash provided by operating activities in the year ended December 31, 2020 was $16.4 million, as compared to $15.1 million of net cash provided by operating activities in the year ended December 31, 2019. The increase in cash generated from operations was primarily attributable to improved product margins.

Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our DSO for 2021 was 71 days, as compared to 91 days for 2020. The change was primarily due to the pandemic being effectively controlled, as the impact of COVID-19 boosted the DSO for 2020. We have in place policies across our Company that emphasize the importance of continuous focus on collection efforts.

In 2021, cash used in investing activities was $6.2 million compared to $20.3 million used in investing activities in 2020. The decrease in net cash used in investing activities was primarily attributable to decreased purchases of property, plant and equipment in 2021.

In 2020, cash used in investing activities was $20.3 million compared to $6.4 million used in investing activities in 2019. The increase in net cash used in investing activities was primarily attributable to increased purchases of property, plant and equipment.

Net cash inflows from financing activities were $42.4 million in 2021. The cash inflows in 2021 were primarily attributable to an increase in borrowings.

Net cash inflows from financing activities were $2.1 million in 2020. The cash inflows in 2020 were primarily attributable to an increase in borrowings.

We believe funds generated by our operating activities, our cash on hand and amounts available to us under our credit facilities will provide adequate cash to fund our requirements through at least the next twelve months. We believe that we have sufficient liquidity to meet our anticipated working capital, capital expenditures, general corporate requirements, and other short-term and long-term obligations as they come due. We also believe that our strong cash and cash equivalents position are critical at this time of uncertainty. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing (including by engaging in debt and/or equity financings with our principal shareholder).

The following table sets forth our Company’s contractual obligations as of December 31, 2021:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-5 years	More than 5 years
Interest-bearing loans and borrowings	$66,777	62,295	856	3,626
Lease obligations	2,738	637	1,337	764
Capital commitment relating to factory building improvement and acquisition of machinery	874	804	70	—
Purchase obligations for raw materials	262,162	262,162	—	—
	$332,551	325,898	2,263	4,390

Our Company has not entered into any transactions with unconsolidated entities whereby our Company has financial guarantees or other contingent arrangements that expose our Company to material continuing risks, contingent liabilities, or any other obligation in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to our Company.

5.C.Research and Development

Our Company does not currently engage in its own research and development. Under the Composite Services Agreement with PEWC described herein, our Company benefits from research and development conducted by PEWC at little or no cost to our Company. Accordingly, our Company has not made material expenditures on or commitments to research and development since its formation.

5.D.Trend Information

We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:

•

Uncertainty arising from the volatility in the cost of copper, our principal raw material.  The yearly average copper price per ton increased from $6,005 in 2019 to $6,169 in 2020, and rose sharply to $9,314 in 2021. Copper price reached a record high in May 2021, with the monthly average copper price of $10,184 per ton. Under our business model, our Company, like other companies in the industry, is affected by movements in the price of copper, our principal raw material. (See “Item 3. Key Information–Risk Factors–Risks Relating to our Business–Significant volatility in copper prices could be detrimental to our profitability” for more information about the effects of movements in the price of copper on our Company.)

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

(See “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”)

5.E.Critical Accounting Estimates

The critical accounting estimates and judgements and those that are most significant in connection with our financial statement policies are set out in Note 3.23 of our consolidated financial statements referenced in Item 18 of this Annual Report, which are prepared in accordance with IFRS as issued by the IASB.

Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates, which could materially affect our consolidated financial statements.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

There is only one class of directorships, with each director entitled to one vote on any matters presented to the Board, and none of the directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2021, there were a total of nine (9) directors on the Board, including three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at APWC’s most recent annual general meeting of shareholders (the “2021 AGM”) held on December 23, 2021, the shareholders set the minimum number of directors at two (2) and the maximum number of directors at nine (9). Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of APWC. All directors are subject to annual election by the shareholders of APWC. Each of the directors was reelected at APWC’s 2021 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Ocorian Services (Bermuda) Limited.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
Chang Hung Sen	October 28, 1954	Director
David Sun	December 22, 1953	Director
Fang Hsiung Cheng	May 31, 1942	Director
George Sun	April 4, 1951	Director
Lee Gai Poo	February 28, 1957	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
William Gong Wei	October 31, 1961	Chief Operating Officer
Ivan Hsia	August 14, 1973	Chief Financial Officer
Daphne Hsu	August 12, 1962	Financial Controller

Certain officers and directors of APWC are or were also officers or directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of our Board and senior management is as follows:

Mr. Anson Chan has been an independent member of our Board and a member and Chairman of the Audit Committee and compensation committee since 2007. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008. He is also a Certified Public Accountant in the U.S. and a Charted Accountant in Ontario, Canada.

Dr. Lambert Ding has been an independent member of our Board since 2011. Dr. Ding is the president and CEO of Union Environmental Engineering Services and before that, he was an Associate Professor at Yuan Ze University. Dr. Ding holds a Doctor of Philosophy degree from the University of Southern California, awarded in 1989. He is also a Registered Environment Assessor and holds several patents. Dr. Ding serves as a member of the audit committee and compensation committee.

Dr. Yichin Lee has been an independent member of our Board and served on the Audit Committee since 2007. He is also a member of the compensation committee. Dr. Lee is the Managing Director of FCC partners. Dr. Yichin Lee holds a doctorate degree in Resource Planning and Management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee.

Mr. Chang Hung Sen has been a member of our Board since 2021. He also served as Tachi Plant Manager of PEWC from 2004 to 2009. Mr. Chang served as General Plant Manager and Tachi Plant Manager of PEWC from 2009 to 2011.  Mr. Chang has served as Vice President and General Plant Manager of PEWC since 2011.

Mr. David Sun has been a member of our Board since 2007. He also serves as President of PEWC and Managing Director of Charoong Thai. Mr. David Sun and Mr. George Sun are siblings.

Mr. Fang Hsiung Cheng has been a member of our Board since 2006. He also serves as Assistant Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng.

Mr. George Sun has been a member of our Board since 2021, and a member of PEWC’s Board of Directors since 2015. He also serves as Vice Chairman of PEWC.  Mr. Sun started his own business in Silicon Valley in 1983 and successfully took the company public 10 years later.  Mr. Sun is also a leading a venture capitalist and has been coaching startup companies for many years. Mr. George Sun and Mr. David Sun are siblings.

Mr. Lee Gai Poo has been a member of our Board since 2021. He also served as Vice President and General Plant Manager of PEWC from 2004 to 2008. He served as a member of APWC’s Board from 2006 to 2011. Mr. Lee Gai Poo has served as Executive Vice President of PEWC since 2021.

Mr. Yuan Chun Tang has been a member of our Board since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as APWC’s Chairman from 2005 to 2009. He has also served as Chairman of PEWC since 2004. Mr. Yuan served as the Director of the Taiwan Co-generation Corp. from 2005 to 2008. Mr. Yuan has also been the Chairman of the Taiwan Electric Wire & Cable Industries Association since 2004. He has served as the Supervisor to the Taipei Importers/Exporters Association as well as the Director of Chinese National Federation of Industries in Taiwan since 1998 and 2004, respectively.

Mr. William Gong Wei has been Chief Operating Officer of APWC since April 1, 2013. He was first assigned to Charoong Thai. as Engineer, Assistant Plant Manager, and later as a consultant to the high voltage cable division from 1991 to 2000. Thereafter, Mr. Gong Wei left Charoong Thai to pursue other professional activities and rejoined our Company in 2009. In April 2009 he was appointed as General Manager of Sigma Cable in Singapore. Mr. Gong Wei holds a master’s degree from the Asian Institute of Technology in Bangkok, Thailand.

Mr. Ivan Hsia has been Chief Financial Officer of APWC since August 1, 2013. Mr. Hsia previously served as the Deputy CFO of APWC. Prior to that, he served as the Senior Internal Audit Manager of APWC. Before joining APWC, Mr. Hsia was the head of internal audit at Newegg.com in Los Angeles, CA, USA.

Ms. Daphne Hsu has been Financial Controller of APWC since March 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.

The Common Shares currently trade on the Capital Market tier of Nasdaq. APWC is relying upon the “controlled company exemption” that is available to issuers under the rules of Nasdaq as our Board is not composed of a majority of independent directors. The “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. As of December 31, 2021, PEWC owned and controlled, directly or indirectly, approximately 75.5% of the issued and outstanding Common Shares of APWC.

No service contracts exist between any officers or directors sitting on the Board and APWC or any of its subsidiaries providing for benefits upon termination of employment.

APWC has no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Diversity

Our Board diversity matrix is set out below.

Board Diversity Matrix (As of December 31, 2021)
Country of Principal Executive Offices:	Taiwan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	9	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	9	—	—

6.B.Compensation

The aggregate amount of compensation paid by us to all of APWC’s directors and members of its administrative, supervisory or management bodies (“Senior Management Members”), as a group, for services in all capacities during 2021 was approximately $0.6 million. The annual compensation of APWC’s directors and Senior Management Members on an individual basis for services in all capacities is not required to be disclosed under the laws of Bermuda.

In 2021, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of APWC or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board or any of its committees.

No funds or provisions have been set aside or accrued by APWC or its subsidiaries to provide pension, retirement or similar benefits to directors or management except for government mandated programs. No equity compensation, including options, is included as part of the compensation for directors or Senior Management Members.

6.C.Board Practices

Audit Committee

The Audit Committee of the Board primarily functions to assist the Board in its oversight of: (i) the reliability and integrity of accounting policies and financial reporting and disclosure practices and (ii) the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and Company policy and an adequate system of internal control, management of business risks and safeguard of assets.

The Audit Committee is composed of Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert Ding, with Mr. Chan serving as the chairman of the Audit Committee.

The Audit Committee, as currently constituted, complies with the requirements of Regulation 10A-3 of the Exchange Act and the corporate governance requirements of Nasdaq.

Compensation Committee

The Compensation Committee primarily functions to assist our Company in determining the compensation to be paid to the executive directors and certain members of the senior management of our Company. According to the charter under which it operates, the Compensation Committee is authorized to: (i) review and recommend to the Board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of APWC and its principal operating subsidiaries; (ii) review new executive compensation programs, review on a periodic basis the operations of our Company’s executive compensation programs to determine whether they are properly coordinated, establish and periodically review policies for the administration of executive compensation programs, and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. The Compensation Committee may invite members of management to its meetings as it deem appropriate in order to participate and provide input in a non-voting capacity. However, the Compensation Committee meets regularly without members of management present, present, and in no event is any officer present at a meeting of the Compensation Committee where their compensation or performance is discussed or determined.

6.D.Employees

As of December 31, 2021, 2020, and 2019, our Company employed a total of 1,190, 1,216, and 1,227 employees, of which administrative and management personnel accounted for 13.8%, 13.7%, and 14.2%, respectively. The rest were classified as production personnel that usually organized into two 12-hour shifts or three 8-hour shifts for continuous factory operations.

Our Company’s employees located in the Thailand, North Asia, and ROW region in terms of percentage were respectively 66.5%, 17.9%, and 15.6% as of December 31, 2021; 65.2%, 19.2%, and 15.6% as of December 31, 2020; 65.7%, 18.3%, and 16.0% as of December 31, 2019.

Our Company offers a range of employee benefits, which it believes are comparable to industry practice in its local markets. Such benefits include performance-based pay incentives, medical benefits, vacation, pension, housing for a small number of workers in Singapore and in Thailand, and a small housing supplement for other workers. Our Company also provides training programs for its personnel designated to improve worker productivity and occupational safety.

Presently, there is no group bonus, profit-sharing or stock option plan. However, some of APWC’s subsidiaries have bonus or profit-sharing plans based on individual performance and the profitability of the particular subsidiary for the fiscal year, which plans are generally in accordance with industry practice and market conditions in the respective countries.

Our Company has several defined contribution plans covering its employees in Australia, the PRC, Singapore, Thailand, and Taiwan. Additionally, our Company has defined benefit plans in accordance with Thailand labor law. Pursuant to these defined benefits plans, our Company pays a retiring employee at its Thai subsidiaries from one to twenty-six times such employee’s salary rate during his or her final month, depending on the length of service. During 2021, our Company’s total expenses under this labor law were $0.6 million. These defined benefit plans are not funded and the amount is recognized and included in Employee Benefit Liabilities on our Company’s balance sheet. Our Company settles its obligations as and when employees retire. The accumulated benefit obligations under these plans amounted to $9.9 million as at December 31, 2021. For further information related to these employee benefit plans, see Note 21 of our consolidated financial statements referenced in Item 18 of this Annual Report.

Approximately 13% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, our Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. Our Company believes that approximately 100% and 100% of the employees of PEWS and Shanghai Yayang, respectively, are members of their respective Company Workers’ Unions. These unions generally operate in accordance with related labor regulations in China. Approximately 13% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of APWC’s other operating subsidiaries are members of a union.

Our Company has never experienced a strike or other disruption due to labor disputes. Our Company considers its employee relations to be satisfactory and has not experienced difficulties attracting and retaining qualified employees.

6.E.Share Ownership

The common shares beneficially owned by the persons listed in “Item 6. Directors, Senior Management and Employees – 6.B. Compensation” are disclosed in “Item 7. Major Shareholders and Related-Party Transactions – 7.A. Major Shareholders.”

No equity compensation, including options, is included as part of the compensation for directors or senior management.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major Shareholders

As of December 31, 2021, there were 13,819,669 Common Shares issued and outstanding, excluding a total of 11,100 treasury shares. In January 2022, APWC distributed, at no charge to its shareholders, non-transferable subscription rights to purchase additional Common Shares to all of its shareholders. This rights offering expired on January 31, 2022, and was oversubscribed. Pursuant to this rights offering, PEWC and its two subsidiaries that hold Common Shares, Moon View Ventures Limited and Pacific Holdings Group, acquired additional Common Shares as follows: (i) PEWC, which exercised 1,410,739 basic subscription rights at an investment of $846,443, was issued 693,806 additional Common Shares; (ii) Moon View, which exercised 7,661,235 basic subscription rights and exercised over-subscription rights for a total investment of approximately $5,975,389, was issued 4,897,859 additional Common Shares; and (iii) Pacific Holdings, which exercised 1,358,795 basic subscription rights at an investment of $815,277, was issued 668,259 additional Common Shares. As a result of this rights offering, APWC’s issued and outstanding shares increased from 13,819,669 to 20,616,227 shares, and PEWC’s aggregate ownership of our Common Shares increased from 10,430,769 to 16,690,693 shares, representing an increase in percentage ownership from 75.48% to 80.96%. While the remaining publicly traded Common Shares increased from 3,388,900 to 3,925,534 shares, the ownership percentage in APWC represented by such Common Shares decreased from 24.52% to 19.04%.

The following table sets forth certain information regarding beneficial ownership of the Common Shares as of March 31, 2022 by (i) all persons who are known to APWC to own beneficially more than five percent of the Common Shares and (ii) APWC’s executive officers (Senior Management Members) and directors as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	16,690,693	80.959%
Directors and Executive Officers (Senior Management Members) of APWC	94,834	0.460%

(1)

PEWC beneficially owns 2,104,545 shares directly and the remaining shares indirectly, as a result of (i) PEWC's control of its wholly-owned subsidiary Moon View Ventures Limited, a BVI company, which owns of record 12,559,094 Common Shares and (ii) PEWC's control of its indirect wholly-owned subsidiary Pacific Holdings Group, a Nevada corporation, which owns of record 2,027,054 Common Shares.

Based upon a review of the records of APWC’s U.S. transfer agent, including a list of non-objecting beneficial holders, as of December 31, 2021, APWC believes there are more than 400 record holders in the United States, representing approximately 15% of the of our shares outstanding as of such date, although that constitutes only APWC’s best estimate of the number of U.S. beneficial holders.

7.B.	Related Party Transactions

Our Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region.  These transactions are governed by the Composite Services agreement dated November 7, 1996 between APWC and PEWC (the “Composite Services Agreement” or “CSA”), which our Company has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of our Company and PEWC and confers certain preferential benefits on our Company. For a description of the Composite Services Agreement, see Item 10.C.

Under the terms of the Composite Services Agreement, our Company pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to our Company’s operating units. The assigned managers assist our Company in implementing the results of certain research and development conducted by PEWC and made available by PEWC to our Company under the terms of the Composite Services Agreement. The assigned managers also assist our Company in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The amount of such annual management fee was approximately $153 in 2021, $133 in 2020 and $199 in 2019.

On July 10, 2020, APWC and PEWC entered into a secured loan agreement pursuant to which in August 2020, our Company borrowed the principal amount of $6 million from PEWC. The Secured Loan carried a 3% interest rate and was secured by a pledge of our Company’s 98.3% ownership stake in Sigma Cable. Our Company used the proceeds from the Secured Loan for working capital and purchases of capital equipment. In June 2021, the loan was repaid in full to PEWC, and the loan facility was terminated.

To the extent that transactions occur in the future between our Company and PEWC or affiliates of PEWC other than under the Composite Services Agreement, such transactions will be entered into on an arm’s length basis on terms no less favorable than those available from unaffiliated third parties.

Additional details regarding related party balances as of December 31, 2021 and related party transactions are disclosed in our audited consolidated financial statements referenced in “Item 18. Financial Statements.” Please refer to Note 24 of our consolidated financial statements presented herewith.

ITEM 8:	FINANCIAL INFORMATION

8.A.   Consolidated Statements and Other Financial Information

Consolidated Statements

See Item 18: Financial Statements

Legal Proceedings

There are currently no material proceedings in which any director, senior manager, or affiliate is adverse to APWC or has an adverse material interest. There are no actual or pending legal proceedings to which APWC is, or is likely to become, a party which may reasonably be expected to have, or have had in the recent past, a material effect on our Company’s condition (financial or otherwise) or results of operations.

Dividend Policy

Under our Bye-Laws, our Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests. With the sanction of a shareholders resolution, our Board may determine that any dividend may be paid by distribution of specific assets, including paid-up shares or debentures of any other company. Our Board may also pay any fixed cash dividend which is payable on any of the Common Shares half-yearly or on other dates, whenever APWC’s position, in the opinion of our Board, justifies such payment.

While our Board approved a dividend policy in 2016 with the stated goal of paying annual cash dividends of at least 25% of APWC’s net post-tax audited consolidated profits attributable to shareholders, our Board determined not to pay a dividend since 2019, taking into account our Company’s funding needs and business performance. At this time, we do not anticipate paying any dividends, or otherwise making any distributions or transfers, to our shareholders in 2022.

As a holding company, our ability to pay dividends, as well as to meet our other obligations, depends upon the amount of distributions, if any, received from our operating subsidiaries and other holdings and investments. Our operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC. Those restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

In addition, the ability of our operating subsidiaries to make distributions to APWC will depend upon a number of factors, including operating results, capital requirements, expansion plans, business prospects, obligations in respect of non-recurring items, debt covenants and other factors that may arise from time to time. There can be no guarantee that APWC will pay any dividends in the future.

8.B.Significant Changes

Please see Note 29 (Subsequent Events) to the consolidated financial statements referenced in Item 18 hereof for information on recent material events, which contains information regarding the declaration of a cash dividend by the Board of Directors of Charoong Thai and an unrealized loss of $0.8 million recognized in the first quarter of 2022 due to rise in the LME copper price. There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2021 that have not been described herein or in such Note 29.

ITEM 9:	THE OFFER AND LISTING

The Common Shares currently trade on the Nasdaq Capital Market tier under the symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

ITEM 10:	ADDITIONAL INFORMATION
10.A.	Share Capital

As of December 31, 2021, there were 13,830,769 Common Shares issued, with 13,819,669 Common Shares issued and outstanding and 11,100 Common Shares held in Treasury.

On January 14, 2022, APWC distributed, at no charge to the holders of its Common Shares, subscription rights to purchase additional Common Shares.  The subscription rights were issued to holders of Common Shares as of 5:00 p.m., Eastern Standard Time, on January 7, 2022, the record date for the rights offering, at a ratio of one subscription right per Common Share.  Each subscription right entitled its holder to invest $0.60 towards the purchase of Common Shares at a price per share equal to the subscription price (the “basic subscription right”). The subscription price in the rights offering was $1.22 per Common Share. In accordance with the terms of the rights offering, this subscription price was equal to 90% of the lower of (1) the volume weighted average price per common share on the Nasdaq Capital Market over the five consecutive trading days through and including the expiration date of the rights offering, and (2) the closing price per common share on the Nasdaq Capital Market on the expiration date of the rights offering.  The pricing formula was intended to ensure that the subscription price was at least a 10% discount to the closing price per Common Share on the expiration date of the rights offering.

The rights offering included an over-subscription privilege, which permitted each rights holder that exercised its subscription rights in full the option to purchase additional Common Shares that remain unsubscribed at the expiration of the rights offering. The over-subscription privilege was subject to the availability and allocation of shares among holders exercising their over-subscription privilege. The Common Shares issued as part of the over-subscription privilege were allocated pro-rata among shareholders who exercised their over-subscription rights based on the number of shares each such shareholder owned on the record date, taking into account the investment amount that each such shareholder allocated toward over-subscription rights.

The rights offering expired on January 31, 2022, and on February 2, 2022, APWC announced the successful completion of the rights offering, which was oversubscribed. In the rights offering, APWC issued and sold 6,796,558 additional Common Shares pursuant to the exercise of subscription rights, raising gross proceeds of approximately $8.3 million before any expenses of the rights offering. As of the date of the filing of this Annual Report, there are 20,627,327 Common Shares issued, of which 11,100 shares are treasury shares and 20,616,227 shares are issued and outstanding.

No capital stock of APWC is under option or agreed conditionally or unconditionally to be put under option. APWC does not have any classes of capital stock other than Common Shares.

10.B.	Memorandum of Association and Bye-Laws

General

The following is a summary of provisions of Bermuda law and APWC’s organizational documents, including APWC’s memorandum of association and Bye-Laws. We refer you to APWC’s memorandum of association and Bye-Laws, copies of which have been filed with the SEC. You are urged to read these documents in their entirety for a complete understanding of the terms thereof.

The objects under which APWC is formed and incorporated under its Memorandum of Association are:

(1)

to carry on business as a holding company and to acquire and hold shares, stocks, debenture stocks, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debentures, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, whether in Bermuda or elsewhere, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of the Company’s investments for the time being;

(2)

to acquire any such shares and other securities as are mentioned in the preceding paragraph by subscription, syndicate participation, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof;

(3)

to co-ordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of any company or companies now or thereafter incorporated or acquired which may be or may become a company, wherever incorporated, which is or becomes a holding company or a subsidiary of, or affiliated with, the Company within the meanings respectively assigned to those terms in The Companies Act 1981, or with the prior written approval of the Minister of Finance, any company or companies now or hereafter incorporated or acquired with which the Company may be or may become associated;

(4)	packing of goods of all kinds;
(5)	buying, selling and dealing in goods of all kinds;
(6)	designing and manufacturing of goods of all kinds;
(7)	mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale or use;
(8)	exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products;
(9)

scientific research including the improvement, discovery and development of processes, inventions, patents, and designs and the construction, maintenance and operation of laboratories and research centers;

(10)	land, sea and sir undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;
(11)	ships and aircraft owners, managers, operators, agents, builders and repairers;
(12)	acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;
(13)	travel agents, freight contractors and forwarding agents;
(14)	dock owners, wharfingers, warehousemen;
(15)	ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;
(16)	all forms of engineering;
(17)	acquiring by purchase or otherwise and holding as an investment inventions, patents, trademarks, trade names, trade secrets, designs and the like;
(18)	buying, selling, hiring, letting and dealing in conveyances of any sort;
(19)	employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kinds;
(20)	to acquire by purchase or otherwise hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wherever situated; and
(21)

to enter into any guarantee contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filing or about to fill situations of trust or confidence.

For a detailed description of our Company’s principal activities, see Item 4 above. Pursuant to APWC’s Bye-Laws, the Board consists of a single class of directors, each director has one vote on all matters put to the Board, and a quorum consists of a majority of the members of the Board then in office.

Description of Shareholder Rights Attaching to the Common Shares

APWC was incorporated in Bermuda on September 19, 1996 under the Companies Act. The rights of APWC’s shareholders are governed by Bermuda law and APWC’s memorandum of association and Bye-Laws.

APWC’s authorized share capital as of December 31, 2021 was $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share. Of the authorized Common Shares, 13,819,669 and 20,616,227 shares were issued and outstanding and eligible to vote as of December 31, 2021 and the date of the filing of this Annual Report, respectively. In addition to these issued and outstanding shares, there were 11,100 Common Shares issued (but not outstanding and not currently eligible to vote) and held as treasury shares by APWC.

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

The holders of Common Shares will receive such dividends, if any, as may be declared by the Board out of funds legally available for such purposes. APWC may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

•	APWC is, or after the payment would be, unable to pay its liabilities as they become due; or
•	the realizable value of APWC’s assets after such payment or distribution would be less than the aggregate amount of its liabilities.

Share Capital

APWC’s authorized capital consists of one class of Common Shares. Under APWC’s Bye-Laws, our Board has the power to issue any authorized and unissued shares on such terms and conditions as it may determine. Any shares or class of shares may be issued with such preferred, deferred, qualified or other special rights or any restrictions with regard to such matters, whether in regard to dividend, voting, return of capital or otherwise, as APWC may from time to time by resolution of the shareholders prescribe, or in the absence of such shareholder direction, as the Board may determine. This provision in the Bye-Laws could be used to prevent a takeover attempt, or to make a takeover attempt prohibitively expensive, and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Voting Rights

Generally, under Bermuda law and APWC’s Bye-Laws, questions brought before a general meeting are decided by a simple majority vote of shareholders present or represented by proxy, with no provision for cumulative voting. Matters will be decided by votes cast by way of voting cards, proxy cards or a show of hands unless a poll is demanded.  For purposes of determining the number of votes cast with respect to any proposal, only those votes cast “for” or “against” shall be included.  An “abstain” vote will not count as votes cast on any such proposal.

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

Unless the Board otherwise determines, no shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares held by such shareholder have been paid.

Dividend Rights

Under Bermuda law, a company may declare and pay dividends unless there are reasonable grounds for believing that the company is, or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of the company’s assets would thereby be less than its liabilities.

Under APWC’s Bye-Laws, the Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests. With the sanction of a shareholders resolution, the Board may determine that any dividend may be paid by distribution of specific assets, including paid-up shares or debentures of any other company. The Board may also pay any fixed cash dividend which is payable on any of the Common Shares half-yearly or on other dates, whenever APWC’s position, in the opinion of the Board, justifies such payment.

Dividends, if any, on the Common Shares will be at the discretion of the Board, and will depend on our future operations and earnings, capital requirements, surplus and general financial condition as our Board may deem relevant.

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

Transfer of Common Shares

Subject to the “Transfer Restrictions” section below, a shareholder may transfer title to all or any of his shares by completing an instrument of transfer in the usual common form or in such other form as the Board may approve. The form of transfer is required to be signed by or on behalf of the transferor and also the transferee where any share is not fully paid. The transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members of APWC.

Transfer Restrictions

The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share. The Board may also refuse to register an instrument of transfer of a share unless:

•	the instrument of transfer is duly stamped, if required by law, and lodged with APWC;
•

the instrument is accompanied by the relevant share certificate for the shares to which it relates, and such other evidence as the Board shall reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained; and
•

subject to the Companies Act, the Bye-Laws and any directions of the Board from time to time in force, the secretary of APWC may exercise the powers and discretions of the Board with respect to: (i) the transfer of shares by a shareholder by way of an instrument of transfer in the usual common form and (ii) sending to a notice of refusal to register a transfer of shares where the Board declines to register such transfer, within three months after the date on which the instrument of transfer was lodged.

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

Transmission of Shares

In the event of the death of a shareholder, the survivor or survivors, where the deceased shareholder was a joint holder, and the estate representative, where the deceased shareholder was sole holder, shall be the only persons recognized by APWC as having any title to the shares of the deceased. “Estate representative” means the person to whom probate or letters of administration has or have been granted in Bermuda, or failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognized by APWC for this purpose.

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

Meetings of Shareholders

Under Bermuda law, a company, unless it elects to dispense with the holding of annual general meetings, is required to convene at least one general meeting per calendar year. The directors of a company, notwithstanding anything in such company’s bye-laws, shall, on the requisition of the shareholders holding at the date of the deposit of the requisition not less than one-tenth of the paid-up capital of the company carrying the right of vote, duly convene a special general meeting. APWC’s Bye-Laws provide that the Board may, whenever it thinks fit, convene a special general meeting.

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

Bermuda law does not provide a general right for shareholders to inspect or obtain copies of any other corporate records, except for the Bye-Laws of APWC.

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

The shareholders may by resolution determine that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of the Bye-Laws. The Board, so long as a quorum of directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy. The shareholders may approve the appointment of alternate directors or may authorize the Board to appoint them. Directors may also appoint and remove their own alternates. At the Annual General Meeting held on August 30, 2019, the shareholders approved of the total number of directors.

APWC may, in a special general meeting called for this purpose, remove a director, provided notice of such meeting is served upon the director concerned not less than fourteen days before the meeting and he shall be entitled to be heard at that meeting.

The office of a director will be vacated in the event of any of the following:

•	if he resigns his office by notice in writing to be delivered to APWC’s registered office or tendered at a meeting of the Board;
•	if he becomes of unsound mind or a patient for any purpose under any statute or applicable law relating to mental health and the Board resolves that his office is vacated;
•	if he becomes bankrupt or enters into a general settlement with his creditors;
•	if he is prohibited by law from being a director; or
•	if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the Bye-Laws.

Directors’ remuneration is determined by APWC’s shareholders during general meetings. Directors may also be paid all travel, hotel, and other expenses properly incurred in attending meetings of the Board, meetings of any committee appointed by the Board, general meetings of the shareholders of APWC, or any meetings in connection with the business of APWC or their duties as Directors generally. There are no age limit requirements regarding retirement or non-retirement of directors. Holding shares is not a requirement in order to be appointed as a director of APWC.

The Board may exercise all the powers of APWC to borrow money and to mortgage or charge its undertaking, property and uncalled share capital, or any part thereof. The Board may also issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of APWC or any third party.

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

Other Miscellaneous Matters

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

10.C. Material Contracts

Composite Services Agreement

Our Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. APWC and PEWC are parties to a Composite Services agreement dated November 7, 1996, which APWC has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of our Company and PEWC and confers certain preferential benefits on our Company. In 2021, there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,

•

PEWC agrees to (a) sell copper rod to our Company, upon our Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to our Company over other purchasers of copper rod from PEWC.

•

Our Company has the right to distribute any wire or cable product manufactured by PEWC in all markets in which our Company presently distributes or develops the capability to distribute in the future such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC is not required to grant to our Company the right to distribute products manufactured by PEWC in the future in markets where our Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to our Company.

•

Each of PEWC and our Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where our Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless our Company and PEWC mutually agree otherwise, our Company has the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of our Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC has agreed to arrange for our Company to participate to the extent possible.

•

PEWC agrees to make available to our Company, upon our Company’s request and on terms to be mutually agreed between PEWC and our Company from time to time, certain services and technology with respect to the design and manufacture of wire and cable products (including fiber optic products), and certain services with respect to computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of our Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to our Company.

•

Without the consent of our Company, PEWC will not compete with respect to the manufacture or distribution of wire and cable products in any market in which our Company is manufacturing or has taken significant steps to commence manufacturing.

•	For purposes of the Composite Services Agreement, each province in China is considered the equivalent of a country.

The foregoing is a summary of material terms of the CSA.  For the full agreement, we refer you to the Composite Services Agreement, a copy of which has been filed with the SEC.

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

10.E.Taxation

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

We have not sought any ruling from the IRS in respect of the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions, or that the IRS will not challenge any of the positions taken by us and that such challenge, if any, will not be sustained. A different treatment from that described below could adversely affect the tax consequences of the ownership and disposition of our Common Shares as set forth in this summary.

In particular, this summary deals only with Common Shares held by U.S. Holders as capital assets for U.S. federal income tax purposes, and does not address any aspect of the “Medicare contributions tax” on “net investment income”, the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of such holder’s circumstances. In particular, this summary does not address all of the tax consequences that may apply to members of a special class of holders subject to special rules, including:

•dealers in securities or currencies;

•persons subject to special tax accounting rules under Section 451(b) of the Code;

•regulated investment companies;

•real estate investment companies;

•traders in securities that elects to use a mark-to-market method of accounting for securities holdings;

•tax-exempt organizations;

•banks, insurance companies, or any other financial institution;

•persons that actually or constructively owns 10% or more, by vote or value, of our Common Shares;

•	persons that hold our Common Shares as part of a straddle or a hedging, conversion, or other integrated transaction for U.S. federal income tax purposes;

•persons that purchase or sell Common Shares as part of a wash sale for U.S. federal income tax purposes;

•partnerships or other pass-through entities and investors therein; or

•persons whose functional currency is not the US Dollar.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Common Shares, the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Common Shares, you should consult your own tax advisor regarding the U.S. federal income tax consequences to you.

Prospective investors of our Common Shares should consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. and other tax consequences of owning and disposing of the Common Shares in their particular circumstances.

This summary applies to you if you are a U.S. Shareholder.  As used herein, a "U.S. Shareholder" means a beneficial owner of our Common Shares who or that is, for U.S. federal income tax purposes, any of the following:

•an individual who is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia,

•an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons (as defined in the Code and Treasury Regulations) are authorized to control all substantial decisions of the trust.

Taxation of U.S. Holders

Subject to the discussion of the “passive foreign investment company” rules below, the gross amount of any distributions of cash or property with respect to our Common Shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated first as a return of capital that is applied against and reduces the U.S. Shareholder's adjusted tax basis in the Common Shares, but not below zero, and thereafter as capital gain realized on the sale or other disposition of the Common Shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Shareholders as dividends.

Taxation of Dividends

Subject to the discussion of the “passive foreign investment company” rules below, the gross amount of any distributions of cash or property with respect to our Common Shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated first as a return of capital that is applied against and reduces the U.S. Shareholder's adjusted tax basis in the Common Shares, but not below zero, and thereafter as capital gain realized on the sale or other disposition of the Common Shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Shareholders as dividends. The amount of any distribution paid in a foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Any dividends that a U.S. Shareholder receives will be includable in such holder’s gross income as ordinary income on the day such holder actually or constructively receives them.  Such dividends will not be eligible for the dividends received deduction generally allowed to certain corporate U.S. Shareholders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. Shareholder. Therefore, each U.S. Shareholder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. Shareholder’s particular circumstances.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. Shareholders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its shares (including the Common Shares) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are traded on the Nasdaq Capital Market, an established securities market. The United States does not have a comprehensive income tax treaty with Bermuda. Each U.S. Shareholder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder's eligibility for a reduced rate of taxation.

Taxation of Capital Gains

Subject to the discussion of the “passive foreign investment company" rules below, a U.S. Shareholder generally will recognize gain or loss on the sale or exchange of Common Shares equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Common Shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Shareholder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. A U.S. Shareholder’s adjusted tax basis in its Common Shares generally is equal to its purchase price for such shares, adjusted according to U.S. federal income tax principles. Long-term capital gains recognized by non-corporate U.S. Shareholders generally will be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either:

•75% or more of its gross income for the taxable year is passive income; or

•on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

For the purposes of this test, such non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Based on current projections concerning the composition of APWC’s income and assets, APWC does not believe that it will be treated as a PFIC for its current or future taxable years. However, because this conclusion is based on our current projections and expectations as to our future business activity, we can provide no assurance that APWC will not be treated as a PFIC in respect of its current or any future taxable years. If we are classified as a PFIC for U.S. federal income tax purposes, a U.S. Shareholder that does not make an election to treat us as a “qualified electing fund” and did not make a “mark-to-market” election, each as described below, will be subject to the following U.S. federal income tax consequences:

•“Excess distributions” we make to a U.S. Shareholder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Shareholder with respect to our Common Shares in any taxable year that exceed 125% of the average distributions received by the U.S. Shareholder from us in the shorter of either the three previous years or the U.S. Shareholder’s holding period for such Common Shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Shareholder has held our Common Shares. A U.S. Shareholder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A U.S. Shareholder must pay U.S. federal income tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for U.S. federal income tax.

•The entire amount of gain that is realized by a U.S. Shareholder upon the sale or other disposition of our Common Shares would also be considered an excess distribution and would be subject to U.S. federal income tax as described above.

•A U.S. Shareholder’s adjusted tax basis in shares that were acquired from a U.S. decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s adjusted tax basis, if lower than such value.

The special PFIC rules do not apply to a U.S. Shareholder if the U.S. Shareholder makes an election to treat us as a “qualified electing fund” in the first taxable year in which the U.S. Shareholder owns our Common Shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a U.S. Shareholder generally must file a completed IRS Form 8621 in each year that we are a PFIC. U.S. Shareholders should be aware that, for each taxable year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Shareholders the information such U.S. Shareholders require to make a “qualified electing fund” election with respect to us.

A U.S. Shareholder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Shareholder’s adjusted tax basis in the PFIC shares. If such a mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Assuming that we are trading on the Nasdaq Capital Market, our Common Shares are expected to be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election should be able to be made if we are classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Shareholders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.

U.S. Shareholders are urged to consult their tax advisors regarding the adverse tax consequences of owning our Common Shares if we are, or become, a PFIC, and the possibility of making certain elections designed to lessen those adverse consequences.

U.S. Information Reporting and Backup Withholding

Dividends paid, if any, on our Common Shares to a U.S. Shareholder may be subject to information reporting and, unless a U.S. Shareholder either furnishes its taxpayer identification number or otherwise establishes an exemption, may also be subject to U.S. backup withholding tax. In addition, information reporting generally will apply to payments of proceeds from the sale, exchange, redemption or other disposition of our Common Shares by a paying agent, including a broker, within the United States to a U.S. Shareholder. A paying agent within the United States will be required to impose backup withholding on any payments of the proceeds from the sale, exchange redemption or other disposition of the Common Shares within the United States to a U.S. Shareholder if such U.S. Shareholder fails to furnish its correct taxpayer identification number or otherwise fails to establish an exemption or comply with such backup withholding requirements. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Shareholder’s U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

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

10.F. Dividends and Paying Agents

Not applicable

10.G. Statement by Experts

Not applicable

10.H. Documents on Display

APWC is required to comply with the reporting requirements of the Exchange Act, applicable to a foreign private issuer. APWC is currently required to file annually a Form 20-F no later than four months after the close of its fiscal year, which is December 31. Any time APWC is delinquent in filing timely any periodic reports, including an Annual Report on Form 20-F, with the SEC, that delinquency may adversely affect APWC’s status on any exchange or quotation service on which its shares are listed or quoted and APWC may not be entitled to use certain abbreviated registration statements with the SEC in connection with the registration of any of its securities. APWC has not been delinquent in filing our annual reports in any of the past five years.

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

In addition, we post certain information regarding our Company and its operations on our website located at www.apwcc.com. Summary information regarding our Company posted on our website should not be considered to be a substitute for, or a restatement of, the more complete information regarding our Company, its results of operations and financial condition set forth in this Annual Report or other documents or information which we may file with the SEC.

10.I. Subsidiary Information

Not applicable

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Our Company has exposure to several quantitative market risks, including fluctuations in interest rates, foreign currency exchange rates and the pricing of commodities, principally copper, our Company’s main raw material. Risk management measures undertaken by our Company include entering into derivative agreements covering foreign exchange rates and copper pricing, as well as copper forward pricing agreements. Our Company does not purchase or sell derivative instruments for trading purposes. Our Company does not engage in trading activities involving copper contracts for which a lack of marketplace quotations would necessitate the use of fair value estimation techniques.

11.1	Interest Rate Risk

Our Company is not currently a party to any derivative instruments to manage interest rate exposure. In the current interest rate environment, our Company does not believe that the limited potential loss limitation protection available through the purchase of interest rate swaps or other derivative instruments against its exposure under floating rate finance facilities merits the cost that would be incurred in those transactions.

11.2	Foreign Currency Risk

Our Company has exposure to fluctuations in currency exchange rates. Our Company’s revenues are generated primarily in the local currency or currencies in its principal operating regions, North Asia, Thailand, and the ROW, which are also its reporting segments. However, significant proportions of raw materials are in U.S. dollars.

As our Company’s operating subsidiaries incur operating costs in the local currency where they operate, our Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. Our Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the functional currencies into its reporting currency, the U.S. dollar. At December 31, 2021 and 2020, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $12.7 million and $4.6 million, respectively.

See “Item 3: Key Information–Risk Factors–Risks Related to our Financial Activities–Foreign exchange fluctuations could materially impact our financial performance and our financial condition” for information about the effects of foreign currency fluctuations on our Company.

Our Company enters into foreign exchange forward contracts with the intention to reduce the foreign exchange risk of expected sales and purchase transactions. Our Company monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. See Notes 11 and 27 to APWC’s Financial Statements.

11.3	Market Risks Relating to Copper

Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2021. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices going forward. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of products reflect copper prices prevailing at the time the products are ordered by our customers. However, in the cases when our Company enters into a sales contract at fixed prices, rising copper price could render this sales contract onerous that requires our Company to recognize the related onerous losses. In addition, a long-term decrease in the price of copper would require our Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations.

11.4	Equity Price Risk

Our Company is exposed to equity price risk as a result of our unlisted available-for-sale equity securities. The carrying value of these investments in private companies is subject to fluctuations and their fair market value may be significantly different from the carrying value.

11.5	Fair Value of Designated Market-Sensitive Derivative Contracts

Not applicable

Item 12:	Description of Securities Other Than Equity Securities

Not applicable

Part II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

None

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including APWC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Exchange Act. Based upon that evaluation, APWC’s CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2021.

Management’s report on Internal Control over Financial Reporting

APWC’s management, including APWC’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We do not expect that our internal control will prevent all errors and all fraud, or eliminate the possibility of fraudulent conduct. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

APWC’s management, including APWC’s CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 (the “Assessment Date”). In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, APWC’s management, including APWC’s CEO and CFO, concluded that APWC’s internal control over financial reporting was effective as of the Assessment Date.

Attestation report of registered public accounting firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm due to the fact that such report is not required as APWC is a non-accelerated filer.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation of such internal control that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

For each of 2021, 2020 and 2019, APWC’s audit committee has consisted of APWC’s three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Board meets the independence requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of Nasdaq. Please see Section 6.a. of this Annual Report for additional information on Mr. Chan, Dr. Lee and Dr. Ding.

Item 16B: Code of Ethics

On April 26, 2005, APWC adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of APWC’s code of ethics for senior executives is on file with the SEC (see Item 19 below).

Item 16C: Principal Accountant Fees and Services

Audit Fees

The aggregate fees for fiscal years 2021 and 2020 for professional services rendered by the principal independent accountant for the audit of APWC’s annual financial statements totaled $1.0 million and $0.9 million, respectively.

Tax Fees

The aggregate fees for fiscal years 2021 and 2020 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $38 thousand and $42 thousand, respectively.

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

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEES

The Audit Committee of the Board consists of three directors, each of whom is independent, as such term is defined in Regulation 10A-3 promulgated under the Exchange Act, and one of whom is a financial expert.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G: CORPORATE GOVERNANCE

PEWC holds more than 50% of the issued and outstanding Common Shares. Accordingly, we are a “controlled company” within the meaning of Nasdaq’s corporate governance standards, and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the board of directors consist of independent directors, (2) to have a nominating committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) to have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We utilize the controlled company exemption for (1) the requirement to have a majority of our board of directors consist of independent directors, and (2) the requirement to have a nominating committee that is comprised entirely of independent directors with a written charter addressing such committee’s purpose and responsibilities. While we rely on the controlled company exemption for (2), our independent directors oversee our process for identifying director nominee and review the qualifications of such nominees.

At present, a majority of the Board is affiliated with PEWC, and we rely on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our independent auditors and management occasionally join such meetings, in the interest of understanding management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.

Because we have fewer independent directors (i.e. those who do not meet Nasdaq’s independence standards) on our board than issuers that comply with all of Nasdaq’s corporate governance standards, you are not provided the same level of protection afforded to investors in issuers that comply with all of Nasdaq’s corporate governance standards.

As APWC’s majority shareholder, PEWC has sufficient votes to control the outcome of any matter presented for a shareholder vote, including the election of each member of the Board. PEWC may vote its shares in APWC in the manner that it sees fit. In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in APWC without regard to the best interests of APWC’s other shareholders except to the extent that it is prohibited from engaging in conduct oppressive to non-controlling interests under applicable law. The interests of PEWC may conflict with our interests or the interests of our other shareholders. As a result, PEWC may take actions with respect to us or our business that may not be in our or our other shareholders’ best interest.

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

Part III

ITEM 17:	FINANCIAL STATEMENTS

Our Company has provided the financial statements and related information specified in Item 18.

ITEM 18:	FINANCIAL STATEMENTS

See pages F-1 – F-98.

ITEM 19:	EXHIBITS
19.1	Index to Audited Financial Statements

Report of independent registered public accounting firm
Consolidated income statements for the years ended December 31, 2021, 2020, and 2019

Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019

Consolidated balance sheets as of December 31, 2021 and 2020

Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019

Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019

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

2.1	Description of the Rights of Holders of Common Shares (filed herewith).

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996). (P)

8	List of significant subsidiaries (see Note 2.2 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

15.1	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

(P) – Paper filings

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 29, 2022	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Asia Pacific Wire & Cable Corporation Limited

Audited Consolidated Financial Statements

As of December 31, 2021 and 2020

Years ended December 31, 2021, 2020 and 2019

INDEX TO FINANCIAL STATEMENTS

1.	Principal activities and corporate information
2.	Basis of preparation
2.1	Basis of preparation
2.2	Basis of consolidation
3.	Summary of significant accounting policies
4.	New Standards and interpretations
5.	Segment information
6.	Material partly-owned subsidiaries
7.	Income and expenses items
8.	Income tax
9.	Earnings per share
10.	Cash and cash equivalents
11.	Financial assets and financial liabilities
12.	Trade and other receivables
13.	Inventories
14.	Contract assets
15.	Property, plant and equipment
16.	Right of use assets
17.	Investment properties
18.	Intangible assets
19.	Investment in associates
20.	Trade and other payables
21.	Employee benefit
22.	Other current liabilities
23.	Equity
24.	Related party transactions
25.	Commitments and contingencies
26.	Fair value measurement
27.	Financial risk management objectives
28.	Cash flow information
29.	Subsequent event
30.	Approval of the financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Revenue Recognition – Estimating Measure of Progress for Supply, Delivery and Installation (“SDI”) Contracts

As described in Note 5 to the consolidated financial statements, the Company’s revenues include revenue from the supply, delivery and installation (“SDI”) of cable to power transmission contracts in Singapore which amounted to $39.5 million for the year ended December 31, 2021. Revenue occurs when control transfers to the customer, either over a period of time or at a single point in time, depending on the scope of each individual contract. When the transfer of control to the customer occurs over a period of time, revenue of SDI is accounted for using an input method (input costs to total expected input costs) to measure the progress used to determine the amount of related revenue. When the comparison of total contract revenue to total expected input cost indicates a loss, a provision for the entire loss on the contract shall be made in the period in which they become known. Due to the individual nature of the work to be performed on each SDI contract, management’s estimation of total expected input costs is complex and requires significant judgment.

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

PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 29, 2022

We have served as the Company's auditor since 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

		2021	2020	2019
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	476,659	313,564	338,160

Cost of sales	7(g),13	(455,508)	(279,686)	(313,373)
Gross profit		21,151	33,878	24,787

Other operating income	7(a)	587	814	385
Selling, general and administrative expenses	7(g)	(26,484)	(27,006)	(25,051)
Other operating expenses	7(b)	(227)	(129)	(770)
Operating (loss) /profit		(4,973)	7,557	(649)

Finance costs	7(c)	(1,251)	(744)	(1,012)
Finance income	7(d)	123	320	506
Share of loss of associates	19	(1)	(1)	(3)
Exchange (loss)/gain		(4,425)	(579)	1,550
Other income	7(e)	671	1,173	717
Other expense	7(f)	(1)	(1)	(3)
(Loss)/profit before tax		(9,857)	7,725	1,106

Income tax benefit/(expense)	8	1,345	(4,016)	(2,057)
(Loss)/profit for the year		(8,512)	3,709	(951)

Attributable to:
Equity holders of the parent		(2,642)	(552)	(1,632)
Non-controlling interests		(5,870)	4,261	681
		(8,512)	3,709	(951)

(Loss) /earnings per share
Basic and diluted (loss) / profit for the year attributable to equity holders of the parent	9	$(0.19)	$(0.04)	$(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2021, 2020 and 2019

		2021	2020	2019
	Note	US$’000	US$’000	US$’000
(Loss)/profit for the year		(8,512)	3,709	(951)
Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	23(c)	(15,028)	5,211	10,677
		(15,028)	5,211	10,677

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income	11(d)	734	(1,789)	1,670
Income tax effect	8	(147)	358	(334)
Other comprehensive income from equity instruments measured at fair value, net of tax	23(c)	587	(1,431)	1,336
Re-measuring income/(loss) on defined benefit plans	21	559	199	(1,727)
Income tax effect	8	(112)	(40)	345
Defined benefit pension plan, net of tax	23(c)	447	159	(1,382)

Other comprehensive (loss)/income for the year, net of tax		(13,994)	3,939	10,631

Total comprehensive (loss)/income for the year, net of tax		(22,506)	7,648	9,680

Attributable to:
Equity holders of the parent		(10,193)	4,006	3,786
Non-controlling interests		(12,313)	3,642	5,894
		(22,506)	7,648	9,680

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

		As of December 31,
		2021	2020
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents(excluding bank overdrafts)	10	44,507	52,237
Financial assets at fair value through profit or loss	11	249	—
Trade receivables	12	103,564	82,071
Other receivables	12,27(e)	2,648	6,192
Contract assets	14	11,381	10,245
Due from related parties	24	13,965	10,982
Inventories	13	128,797	96,371
Prepayments		2,526	4,055
Other current assets		4,366	1,546
		312,003	263,699
Non-current assets
Financial assets at fair value through other comprehensive income	11,26	2,929	2,271
Property, plant and equipment	15,27(e)	54,419	54,700
Right of use assets	16(a)	3,393	3,248
Investment properties	7(a),17,26	5,809	6,378
Intangible assets	18	129	180
Investments in associates	19	835	930
Deferred tax assets	8	7,241	3,889
Other non-current assets		2,670	2,824
		77,425	74,420
Total assets		389,428	338,119

Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	62,083	10,131
Trade and other payables	20	44,784	27,370
Due to related parties	24	11,865	10,620
Accruals		23,374	21,361
Current tax liabilities	8	3,394	3,567
Employee benefit liabilities	21	1,987	1,950
Lease liabilities	11(d)	571	551
Other current liabilities	22	14,135	7,826
		162,193	83,376
Non-current liabilities
Interest-bearing loans and borrowings	11(b)	3,304	3,650
Employee benefit liabilities	21	8,593	10,027
Lease liabilities	11(d)	1,916	1,783
Deferred tax liabilities	8	4,105	4,408
		17,918	19,868
Total liabilities		180,111	103,244

Equity	23
Issued capital		138	138
Additional paid-in capital		110,249	110,416
Treasury shares		(38)	(38)
Retained earnings		50,190	52,832
Other components of equity		(13,039)	(5,488)
Equity attributable to equity holders of the parent		147,500	157,860
Non-controlling interests	6	61,817	77,015
Total equity		209,317	234,875
Total liabilities and equity		389,428	338,119

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2021, 2020 and 2019

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2019		138	110,376	(38)	55,016	(917)	704	(15,251)	150,028	71,788	221,816
Net loss		—	—	—	(1,632)	—	—	—	(1,632)	681	(951)
Other comprehensive income/(loss)	23	—	—	—	—	(704)	680	5,442	5,418	5,213	10,631
Total comprehensive income/(loss)		—	—	—	(1,632)	(704)	680	5,442	3,786	5,894	9,680
Dividends paid	23	—	—	—	—	—	—	—	—	(2,763)	(2,763)
Effect from the changes in shareholding percentage in subsidiary		—	40	—	—	—	—	—	40	(338)	(298)
Balance at December 31, 2019		138	110,416	(38)	53,384	(1,621)	1,384	(9,809)	153,854	74,581	228,435
Net profit		—	—	—	(552)	—	—	—	(552)	4,261	3,709
Other comprehensive income/(loss)	23	—	—	—	—	81	(729)	5,206	4,558	(619)	3,939
Total comprehensive income/(loss)		—	—	—	(552)	81	(729)	5,206	4,006	3,642	7,648
Dividends paid	23	—	—	—	—	—	—	—	—	(1,208)	(1,208)
Balance at December 31, 2020		138	110,416	(38)	52,832	(1,540)	655	(4,603)	157,860	77,015	234,875
Net profit		—	—	—	(2,642)	—	—	—	(2,642)	(5,870)	(8,512)
Other comprehensive income/(loss)	23	—	—	—	—	228	300	(8,079)	(7,551)	(6,443)	(13,994)
Total comprehensive income/(loss)		—	—	—	(2,642)	228	300	(8,079)	(10,193)	(12,313)	(22,506)
Dividends paid	23	—	—	—	—	—	—	—	—	(2,817)	(2,817)
'Effect from the changes in shareholding percentage in subsidiary		—	(167)	—	—	—	—	—	(167)	(68)	(235)
Balance at December 31, 2021		138	110,249	(38)	50,190	(1,312)	955	(12,682)	147,500	61,817	209,317

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021, 2020, and 2019

		2021	2020	2019
	Note	US$’000	US$’000	US$’000
Operating activities:
(Loss)/profit before tax		(9,857)	7,725	1,106
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,16,17	5,447	5,340	5,274
Impairment of property, plant and equipment	15	7	202	546
Amortization of intangible assets	18	47	62	50
Gain on disposal of property, plant and equipment	7(a)	(318)	(239)	(88)
Adjustment for (gain) on fair value of derivatives	7(e),7(f)	(259)	(3)	(146)
Dividend income	7(e)	(106)	(108)	(109)
Finance income	7(d)	(123)	(320)	(506)
Finance costs	7(c)	1,251	744	1,012
Share of loss of associates	19	1	1	3
Impairment (reversal of impairment) for trade receivables	7(b),12(a)	205	124	(122)
Impairment (reversal of impairment) for trade receivables for related parties	7(a),7(b)	15	(11)	—
Impairment of other receivable	7(a),7(b)	—	(80)	30
Impairment (Write-back of impairment) of inventories	13	14,136	(240)	(322)
Unrealized foreign exchange difference, net		1,784	411	(503)
Noncash other operating income		—	(60)	—
(Gain) on lease modification		(2)	—	—
Changes in operating assets and liabilities
Trade and other receivable, net		(25,739)	(1,899)	16,031
Contract assets		(1,387)	(5,242)	(3,160)
Inventories		(53,857)	(8,828)	3,166
Prepayment and other current assets		(886)	(1,928)	484
Amounts due to/from related parties		3,911	2,777	1,177
Other non-current assets		(169)	42	(238)
Trade and other payables, accruals, other current liabilities and other non-current liabilities		28,896	19,917	(5,527)
Net cash flows (used in)/provided by operating activities		(37,003)	18,387	18,158
Dividend received		106	108	109
Interest received		131	1,199	457
Interest paid		(1,078)	(613)	(894)
Income tax paid		(3,768)	(2,706)	(2,690)
Net cash (used in)/provided by operating activities		(41,612)	16,375	15,140
Investing activities:
Purchases of property, plant and equipment	28	(8,547)	(14,537)	(5,442)
Purchases of intangible assets	18	(4)	(67)	(20)
Purchases of investment properties	28	—	(1,762)	—
Purchases of long-term bank deposits		(38)	(610)	(272)
Purchases of short-term bank deposits		(1,364)	(3,617)	(835)
Proceeds from disposal of property, plant and equipment		399	297	171
Proceeds from maturities of short-term bank deposits		3,401	—	—
Net cash used in by investing activities		(6,153)	(20,296)	(6,398)
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries		(2,817)	(1,208)	(2,763)
Repayments of borrowings		(11,819)	(5,037)	(19,811)
Repayments of borrowings - related parties		(6,000)	(639)	—
Proceeds from borrowings		63,915	3,531	5,349
Proceeds from borrowings - related parties		—	6,000	—
Principal elements of lease payments	28	(632)	(586)	(426)
Effect from the changes in shareholding percentage in subsidiary		(235)	—	(298)
Net cash provided by (used in) financing activities		42,412	2,061	(17,949)
Effect of exchange rate		(4,372)	424	2,102
Net (decrease) increase in cash and cash equivalents		(9,725)	(1,436)	(7,105)
Cash and cash equivalents at beginning of year	10	52,237	53,673	60,778
Cash and cash equivalents at end of year	10	42,512	52,237	53,673

The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION

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

Plans for Rights Offering to Shareholders

On July 16, 2021, APWC announced that it has filed a Registration Statement on Form F-1 with Securities and Exchange Commission for a rights offering to holders of its common shares. In the rights offering, APWC will distribute at no charge to all of its shareholders, non-transferable subscription rights to purchase additional common shares of APWC. APWC expects to receive gross proceeds of approximately $8.3 million before expenses. The net proceeds of the rights offering will be used for general working capital and corporate purposes.

On December 28, 2021, APWC announced the subscription period for the rights offering is expected to commence on January 14, 2022, and to terminate on January 31, 2022.

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

The consolidated financial statements comprise the financial statements of APWC and its subsidiaries (collectively as “our Company”) as of December 31, 2021 and 2020, and the results of operations of our Company for the years ended December 31, 2021, 2020 and 2019.

Subsidiaries are fully consolidated from the date of acquisition (the date on which our Company obtains control), and continue to be consolidated until the date that such control ceases. Our Company controls an entity when our Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statements, statements of comprehensive income, statements of changes in equity and balance sheets, respectively. Total comprehensive income (loss) within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If our Company loses control over a subsidiary, it:

►	Derecognizes the assets (including goodwill) and liabilities of the subsidiary
►	Derecognizes the carrying amount of any non-controlling interest
►	Derecognizes the cumulative transaction differences recorded in equity
►	Recognizes the fair value of the consideration received
►	Recognizes the fair value of any investment retained
►	Recognizes any surplus or deficit in profit or loss
►

Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate, as would be required if our Company had directly disposed of the related assets or liability.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)

The subsidiaries of our Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2021	2020
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	97.93%	97.93%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	98.06%	98.06%
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”) (ii)	50.93%	45.84%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC") (iii)	100.00%	100.00%
YASHIN Energy Corporation Limited ("YASHIN") (iii)	100.00%	100.00%
YADING Energy Corporation Limited ("YADING") (iii)	100.00%	100.00%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	BASIS OF PREPARATION (continued)
2.2	Basis of consolidation (continued)

(i)	Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.

(ii)

APWC holds 50.93% of the interests of Charoong Thai.  Until June 30, 2021, Charoong Thai held 90% of the interests in SFO, giving APWC control over 45.84% of the voting power of SFO.  On June 30, 2021, Charoong Thai acquired the other 10% interest in SFO (for a total consideration of THB 7.5 million), increasing its interests in SFO to 100% and APWC’s control of the voting power of SFO from 45.84% to 50.93%.  Our Company recorded the effect of change in shareholding of the subsidiaries, amounting to $(167) under the caption of “Additional paid-in capital” in the consolidated statement of change in equity.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except as mentioned otherwise (see also Note 4.1).

3.1	Current versus non-current classification

Our Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset is current when it is:

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

Our Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.
3.2	Operating profit

The operating profit is the profit earned from core business operations, and it does not include any profit earned from investment and the effects of interest and taxes.
3.3	Fair value measurement

Our Company measures financial instruments at fair value at each balance sheet date. In addition, fair values of financial instruments measured at amortized cost are disclosed in Note 11(d).

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

The principal or the most advantageous market must be accessible to by our Company.

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

Our Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, our Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, our Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.4	Cash and cash equivalents

Cash and cash equivalents in the consolidated balance sheet comprise of cash at banks and highly liquid investments with purchased maturities of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents are net of outstanding bank overdrafts as they are considered an integral part of our Company’s cash management.

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

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. When significant parts of property, plant and equipment are required to be replaced at intervals, our Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

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

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. A provision shall be recognized when:

(a)	an entity has a present obligation (legal or constructive) as a result of a past event;
(b)	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
(c)	a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision shall be recognized.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

► Buildings	15-30 years
► Building improvement	2-20 years
► Machinery and equipment	4-20 years
► Motor vehicles	3-10 years
► Office equipment	3-20 years

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

Our Company assesses at contract inception whether a contract is, or contains, a lease. That is, our Company assesses whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Our Company as a lessee

Our Company, as a lessee, applies a single accounting model to recognize assets and liabilities for all leases, except for the lease term is 12 months or less or the underlying asset has a low value. Our Company recognizes lease liabilities to make lease payment and right-of-use assets representing the right to use the underlying assets.

(i) Right-of-use assets

Our Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payment made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

►Land use right	2 to 37 years
►Buildings	2 to 3 years
►Motor vehicles	2 to 3 years
►Office equipment	3 to 5 years

If the ownership of the leased asset transfers to our Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies Note 3.11 impairment of non-financial assets.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.7	Leases (continued)

(ii) Lease liabilities

At the commencement date of the lease, our Company recognizes lease liabilities measured at the present value of lease payment to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by our Company and payments of penalties for terminating the lease, if the lease term reflects our Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, our Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payment) or a change in the assessment of an option to purchase the underlying asset.

(iii) Short-term leases and leases of low-value assets

Our Company applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to its leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Our Company as a lessor

Leases for which our Company is a lessor are classified each of its leases as either an operating lease or finance lease.

Finance lease

Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset, the lease is classified as a finance lease. Amount due from lessees under finance lease are recognized as receivables at the amount of our Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on our Company’s net investment outstanding in respect of the leases.

Operating lease

Leases in which our Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are carried at historical cost less provisions for depreciation and impairment. Additional costs incurred subsequent to the acquisition of an asset increase the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into our Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred. While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 20 to 40 years using the straight-line method.

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

(i) Financial assets

Classification and measurement

Except for certain trade receivables, our Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Financial instruments are subsequently measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL). The classification is based on two criteria: the objective of our Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

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

Our Company’s financial assets at amortized costs include cash and cash equivalents, trade receivables, other receivable, and the receivable from related party.

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

These instruments are undertakings in which our Company does not have significant influence or control, generally evidenced by ownership of less than 20% of the voting rights. Our Company designates these investments on an instrument by instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes.

Investments in equity instruments at FVOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss in OCI is not reclassified to profit or loss on disposal. Dividends from such investments continue to be recognized in profit or loss when our Company’s right to receive payments is established.

Our Company elected to classify irrevocably its non-listed equity investments under this category.

►	Financial assets at fair value through profit or loss (FVPL)

Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instrument that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.

Even if an instrument meets the two requirements to be measured at amortized cost or FVOCI, our Company may, at initial recognition, irrevocably designate a financial asset as measured at FVPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency.

Changes in the fair value of financial assets at FVPL are recognized in the statement of profit or loss as applicable.

Reclassification

When, and only, our Company changes its business model for managing financial assets it shall reclassify all affected financial assets according to the classification and measurement criteria discussed earlier. If our Company reclassifies financial assets, it shall apply the reclassification prospectively from the reclassification date and shall not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10	Financial instruments (continued)

(i) Financial assets (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e. removed from our Company’s consolidated balance sheet) when and only when:

(a)  the rights to receive cash flows from the asset have expired, or

(b) our Company has transferred its rights to receive cash flows from the asset, or has assumed an obligation to pay the received cash flows in full without material delay to one or more recipients under a “pass-through” arrangement; and either (i) our Company has transferred substantially all the risks and rewards of the asset, or (ii) our Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When our Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates the extent to which, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset and has not transferred the control of the assets, our Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, our Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that our Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that our Company could be required to repay (“the guarantee amount”).

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

Our Company’s financial liabilities include trade and other payables, bank overdrafts and interest-being loans and borrowings. These financial liabilities represent liabilities for goods and services provided to our Company and refund liabilities arising from contracts with customers. Trade payable are non-interest bearing and are normally settled on 60-day terms. The refund liabilities are rebate and discounts for the sale of goods to external customers in the ordinary course of our Company’s activities. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at fair value and subsequently measured at amortized cost using the EIR method.

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

From January 1, 2018, our Company assesses on a forward looking basis the expected credit losses (ECLs) associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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

A loss allowance for full lifetime ECLs is required for contract assets or trade receivables that do not constitute a financing transaction in accordance with IFRS 15. Our Company may select its accounting policy for contract assets and trade receivables, containing a significant financing component and lease receivables to measure the loss allowance at an amount equal to lifetime ECLs.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10	Financial instruments (continued)

For trade receivables and contract assets, our Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 12(c) for further details.

Our Company recognizes in profit or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

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

Our Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, our Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use. A CGU is the smallest group of assets that generates cash inflows that are largely independent of the cash flows from other assets or groups of assets. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or Company of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Our Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of our Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the income statement in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, our Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated income statement.

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

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where our Company operates.

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

Our Company considers each uncertain tax positions individually, by first considering whether each position taken in the tax return is probable of being sustained on examination by the taxing authority, and recognizing a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions are presented in the current tax liabilities.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14	Revenue recognition

Our Company generates revenue primarily from the sales of wires and cables and supply, delivery and installation services to its customers (see Note 5(e)).

Revenue from contracts with customers is recognized when (or as) control of the goods or services (i.e. assets) are transferred to the customer at an amount that reflects the consideration to which our Company expects to be entitled in exchange for those goods or services. Our Company has concluded that it is the principal in its revenue arrangements because it controls the goods or services before transferring them to the customer. Our Company has certain contracts with customers to perform fabrication services for its customers, converting customer-owned raw materials to wire and cable products. Our Company is responsible for fulfilling the promise to provide the specified services.

Revenue is recognized as control is passed, either over time or at a point in time.

Our Company recognizes revenue over time if one of the following criteria is met:

(a) the customer simultaneously receives and consumes the benefits provided by our Company’s performance as the entity performs;

(b) our Company’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced; or

(c) our Company’s performance does not create an asset with an alternative use to our Company and our Company has an enforceable right to payment for performance completed to date.

If our Company does not satisfy its performance obligation over time, it satisfies it at a point in time. Revenue will therefore be recognized when control is passed at a certain point in time. Factors that may indicate the point in time at which control passes include, but are not limited to:

(a) the entity has a present right to payment for the asset;

(b) the customer has legal title to the asset;

(c) the entity has transferred physical possession of the asset;

(d) the customer has the significant risks and rewards of ownership of the asset; or

(e) the customer has accepted the asset.

When (or as) a performance obligation is satisfied, our Company recognizes as revenue the amount of the transaction price that is allocated to that performance obligation.

While deferred payment terms may be agreed in certain circumstances, the deferral never exceeds twelve months. Our Company applies the practical expedient not to adjust the promised amount of consideration for the effects of a significant financing component if our Company expects, at contract inception, that the period between when our Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14	Revenue recognition (continued)

Sales of wires and cables

Revenue from sales of wires and cables is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the wires and cables.

Variable consideration

If the consideration in a contract includes a variable amount, our Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at a contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The promised consideration can also vary if a Company’s entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event.

Our Company estimates an amount of variable consideration by using either of (a) the expected value, or (b) the most likely amount, depending on which our Company expects to better predict the amount of consideration to which it will be entitled.

At the end of each reporting period, our Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. Our Company allocates any subsequent changes in the transaction price to the performance obligations on the same basis as at contract inception.

SDI

Our Company’s supply, delivery and installation services are closely interrelated in terms of their ultimate purpose or use and the customer is able to specify the major structural elements of the design. Revenue from SDI is recognized when our Company satisfies performance obligations which occurs when the control of either goods or services are transferred to the customer. Transfer of control to a customer can occur either over a period of time or at a single point in time, and the transfer of controls depends on the scope of service work orders.

Service work order that involves supply of cables, installation and/or labor (e.g. maintenance or repairing service) are not distinct and are identified to be one performance obligation satisfied over time since the elements of the service work order are highly interrelated, customized and modified for the customer. Our Company selects an input method (cost-to-cost) to measure the progress toward satisfaction of the performance obligation. Our Company’s estimate about revenue, costs and progress towards complete satisfaction of a performance obligation may revise when there is a change in circumstances. Any increase or decrease in revenue or costs due to an estimate revision is reflected in profit or loss during the period when the management become aware of the changes in circumstances.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14	Revenue recognition (continued)

Custodial and transportation services under bill and hold arrangement

A bill and hold arrangement is a contract under which an entity bills a customer for a product but the entity retains physical possession of the product until it is transferred to the customer at a point in time in the future. Our Company identifies multiple performance obligations for its bill and hold arrangements, including sales of wires and cables, custodial service and transportation service.

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

Our Company has contracts to supply products that may become onerous due to changing circumstances. Our Company establishes the unavoidable costs of meeting the obligations under the contract as an accrued liability for the contractual responsibilities. For example, when rising copper price renders a contract onerous, the liability is calculated based on the difference between the lock-in purchase copper price, or the copper price on the London Metal Exchange (the “LME”) and the prices determined in the contracts, if the difference exceeds the profit of the original contract.  The unavoidable costs exceeding the profit of the contract is recognized in cost of sales or other operating expense based on the nature of the unavoidable costs.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.15	Foreign currencies

Our Company’s consolidated financial statements are presented in USD, which is also the parent company’s functional currency. For each entity our Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by our Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognized in profit or loss with the exception of monetary items that are designated as part of the hedge of our Company’s net investment of a foreign operation. These are recognized in other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

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

Our Company has both defined contribution and defined benefit obligation. The liabilities of our Company arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method.

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

Our Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net income attributable to shareholders of our Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held.

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

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the profit or loss on the purchase, sale, issue or cancellation of our Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified and no dividends are allocated to them.
3.19	Investments in an associate

Our Company’s investment in its associates are accounted for using the equity method. An associate is an entity in which our Company has significant influence. Under the equity method, the investment is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in our Company’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects our Company’s share of the results of operations of the associate. Any change in other comprehensive income of those investees is presented as part of our Company’s other comprehensive income.  When there has been a change recognized directly in the equity of the associate, our Company recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between our Company and the associate are eliminated to the extent of the interest in the associate.

Our Company’s share of profit or loss of an associate is shown on the face of the income statement and represents profits or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as our Company. When necessary, adjustments are made to bring the accounting policies in line with those of our Company.

After application of the equity method, our Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. Our Company determines at each reporting date whether there is any objective evidence that the investment in associates is impaired. If this is the case, our Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in share of losses of associates in the income statement.

Upon loss of significant influence over the associate, our Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

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

For the year ended December 31, 2021, 2020 and 2019, the government grant received $271, $973 and $425, respectively, our Company recognized in the line item of other income, refer to Note 7(e).
3.21	Non-current assets held for sale

Our Company classifies non-current assets and disposal groups as held for sale/distribution to owners if their carrying amounts will be recovered principally through a sale/distribution rather than through continuing use. Non-current assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for held for sale classification is regarded met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

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

(b) financial assets that are not purchased or originated credit-impaired financial assets but subsequently have become credit-impaired financial assets. For those financial assets, our Company applies the effective interest rate to the amortized cost of the financial asset in subsequent reporting periods.

Rental income

Rental income arising from operating leases on investment properties is accounted for on a straight-line basis over the lease terms and is included in other operating income due to its operating nature.

Dividends

Revenue is recognized when our Company’s right to receive the payment is established, which is generally when shareholders approve the dividend.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.23	Significant accounting judgements, estimates and assumptions

The preparation of our Company’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements

In the process of applying our Company’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue recognition - identifying single performance obligation in SDI projects

SDI projects comprise various activities such as supply cables, installation, jointing services and testing services. Those tasks are activities to fulfil the cable management service (supply and installation) and not a separate promise within the context of the contract. Our Company determines the supply cables and installation services are not capable of being distinct and identifies to be one performance obligation because of (i) the customer could not benefit from the installed cables on its own, neither using it or to sell it for an amount greater than scrap value; (ii) our Company is providing a significant integration service, and it would not be able to fulfil its promise to transfer the cables separately from its promise to the subsequent installation; (iii) the cables and installation are highly interrelated, and the customer could not benefit from the cables being delivered without subsequent installation.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Our Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of our Company. Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

At each reporting date or whenever events indicate that the asset’s value has declined or significant changes in the market with an adverse effect have taken place, our Company assesses whether there is an indication that an asset in the scope of IAS 36 may be impaired. If any indication exists, our Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and its value in use. The fair value less costs of disposal (FVLCD) calculation is based on available data from binding sale arrangements, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposal of the assets. The value in use (VIU) is measured at the net present value of the future cash flows the entity expects to derive from the asset or CGU. Cash flow projection involves subjective judgments and estimates which include the estimated useful lives of property, plant and equipment, capacity that generates future cash flows, capacity of physical output, potential fluctuations of economic cycle in the industry and our Company’s operating situation.

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

In 2020, our Company recognized an impairment loss of $198 at Sigma Cable due to lack of profitability and certain machinery and equipment would not generate the expected future cash flows. See Note 15 – Property, Plant and Equipment.

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

Measurement of ECL allowance for trade receivables

Our Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 month before December 31, 2021 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. Our Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.

In addition, COVID-19 has impacted the ability of certain customers to settle the trade receivables, it may lead to a significant increase in the loss rate for trade receivables. Therefore, our Company considered how the timing and amount of cash flows generated by outstanding trade receivables might be affected and increase loss rates as necessary. Our Company may consider a longer time horizon when payment dates are deferred for a significant period.

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

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Our Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the taxing authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the companies.

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

As of December 31, 2021, our Company has $15,245 (2020: $17,298) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in our Company except for $204 (2020: $54) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, our Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

If our Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $4,858 (2020: $5,617; 2019: $5,068). Further details on taxes are disclosed in Note 8.

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

The carrying amount of our Company’s gross amounts due from customers for contract work-in-progress is disclosed in Note 14.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS

4.1	Recently applied accounting pronouncements

Our Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2021:

Interest rate benchmark reform Phase 2 – Amendments to IFRS 9, IAS 37, IFRS 7, IFRS 4 and IFRS16

The amendments had no impact on the consolidated financial statements of our Company. Our Company intends to use the practical expedients in future periods if they become applicable.

4.2	New accounting pronouncements not effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our Company’s financial statements are disclosed below.  Our Company intends to adopt these standards, if applicable, when they become effective.

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

Our Company does not expect the amendments to have an impact on its consolidated financial statements.

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

The amendment could affect the classification of liabilities, particularly for previously considered management’s intention to determine classification and for some liabilities that can be converted into equity. Our Company is based on the contractual arrangement in place at the reporting date for the classification, thus, our Company does not expect the amendment to have an impact on its consolidated financial statements.

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

Our Company does not expect the amendments to have an impact on its consolidated financial statements.

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

Our Company does not expect the amendments to have an impact on its consolidated financial statements.

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

Our Company will apply these amendments to contacts for which our Company has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.2	New accounting pronouncements not effective (continued)

Definition of accounting estimate – Amendments to IAS 8

On February 12, 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of accounting estimate: clarify that they are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Distinguishing between accounting policies and accounting estimates is important because changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current periods, while changes in accounting estimates are applied prospectively to future transactions and other future events. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start that period. Earlier application is permitted as long as this fact is disclosed.

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

Disclosure of accounting policies – Amendments to IAS 1 and IFRS Practice Statement 2

On February 15, 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosure. The amendments to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. Since the amendment to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

Our Company is currently assessing the impact of the amendments by re-visiting its accounting policy disclosures to ensure consistency with the amended standard.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	NEW STANDARDS AND INTERPRETATIONS (continued)

4.2	New accounting pronouncements not effective (continued)

Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12

On May 7, 2021, the IASB issued the amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, and decommissioning obligations and corresponding amounts recognized as part of the cost of the related assets. The cumulative effect of recognizing these adjustments is recognized in retained earnings, or other component of equity, as appropriate. The amendments are effective for annual reporting periods beginning on or after January 2023. Early application of the amendments is permitted.

Our Company have already accounted for such transactions consistent with the new requirements. Our Company will not be affected by the amendments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION

5(a)Basis of segments

Each segment engages in business activities which generate revenues and incur expenses. Based upon the information provided to our Company’s chief operating decision maker (“CODM”) to make decisions on resource allocation and operating performance evaluation, our Company has determined that it has three reportable segments.

Our Company organizes its business segments along reporting lines and has three operating segments, consisting of the North Asia region, the Thailand region and the Rest of the World (“ROW”) region. Our Company considers the economic characteristics similarity in determining the reportable segments.

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

5(b)Information about reportable segments

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	107,032	197,779	171,848	476,659	—	476,659
Inter-segment	—	7	—	7	(7)	—
Segment operating profit/(loss)	4,523	(13,537)	6,690	(2,324)	(3,009)	(5,333)
Depreciation and amortization(Included depreciation from right of use assets)	(1,074)	(2,752)	(1,566)	(5,392)	(102)	(5,494)
Depreciation from right of use assets	(36)	—	(554)	(590)	(71)	(661)
Impairment of property, plant and equipment	—	(7)	—	(7)	—	(7)
Interest income	43	76	3	122	1	123
Interest expense	(285)	(380)	(340)	(1,005)	(92)	(1,097)
Income tax (expense)/benefit	(2,104)	4,223	(1,539)	580	765	1,345

Other disclosures
Capital expenditure	11	5,585	2,018	7,614	937	8,551

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(b)Information about reportable segments (continued)

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	73,199	143,647	96,718	313,564	—	313,564
Inter-segment	—	—	—	—	—	—
Segment operating profit/(loss)	3,087	11,250	(4,492)	9,845	(2,973)	6,872
Depreciation and amortization(Included depreciation from right of use assets)	(796)	(2,773)	(1,715)	(5,284)	(118)	(5,402)
Depreciation from right of use assets	(46)	—	(504)	(550)	(71)	(621)
Impairment of property, plant and equipment	—	(4)	(198)	(202)	—	(202)
Interest income	94	192	33	319	1	320
Interest expense	(178)	(105)	(257)	(540)	(75)	(615)
Income tax (expense)/benefit	(791)	(2,344)	(714)	(3,849)	(167)	(4,016)

Other disclosures
Capital expenditure	3,763	10,674	167	14,604	—	14,604

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	76,575	172,379	89,206	338,160	—	338,160
Inter-segment	—	6	—	6	(6)	—
Segment operating profit/(loss)	1,237	3,042	(1,659)	2,620	(2,884)	(264)
Depreciation and amortization(Included depreciation from right of use assets)	(811)	(2,842)	(1,613)	(5,266)	(58)	(5,324)
Depreciation from right of use assets	(44)	—	(441)	(485)	(22)	(507)
Impairment of property, plant and equipment	(549)	3	—	(546)	—	(546)
Interest income	57	403	45	505	1	506
Interest expense	(239)	(481)	(102)	(822)	(23)	(845)
Income tax (expense)/benefit	(561)	(1,235)	105	(1,691)	(366)	(2,057)

Other disclosures
Capital expenditure	552	4,590	242	5,384	78	5,462

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

Adjustments and eliminations

Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

5(c)Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Segment operating profit	(2,324)	9,845	2,620
Corporate expenses and others	(3,009)	(2,973)	(2,884)
	(5,333)	6,872	(264)
Other operating income	587	814	385
Other operating expenses	(227)	(129)	(770)
Operating profit	(4,973)	7,557	(649)
Finance costs	(1,251)	(744)	(1,012)
Finance income	123	320	506
Share of loss of associates	(1)	(1)	(3)
Exchange (loss)/gain	(4,425)	(579)	1,550
Other income	671	1,173	717
Other expense	(1)	(1)	(3)
(Loss)/profit before tax	(9,857)	7,725	1,106

5(d)Segment assets and liabilities

					Corporate
					adjustments
	North Asia	Thailand	ROW	Total segments	and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2021
Total assets	56,629	186,405	136,145	379,179	10,249	389,428
Total liabilities	15,166	76,610	80,731	172,507	7,604	180,111
As of December 31, 2020
Total assets	52,436	173,967	100,823	327,226	10,893	338,119
Total liabilities	12,647	29,911	47,132	89,690	13,554	103,244

Reconciliation of assets:

	As of December 31,
	2021	2020
	US$’000	US$’000
Segment operating assets	379,179	327,226
Corporate and other assets	2,173	6,074
Investment in associates	835	930
Deferred tax assets	7,241	3,889
Total assets	389,428	338,119

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(d)Segment assets and liabilities (continued)

Reconciliation of liabilities:

	As of December 31,
	2021	2020
	US$’000	US$’000
Segment operating liabilities	172,507	89,690
Corporate liabilities	3,499	9,146
Deferred tax liabilities	4,105	4,408
Total liabilities	180,111	103,244

5(e)Disaggregated revenues and geographical information

         (i)Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	63,629	127,891	191,520	—	191,520
Enamel	107,027	105,749	—	212,776	—	212,776
SDI	—	—	39,476	39,476	—	39,476
Others*	5	28,401	4,481	32,887	—	32,887
	107,032	197,779	171,848	476,659	—	476,659
Timing of revenue recognition
At a point in time	107,032	197,544	146,991	451,567	—	451,567
Over time	—	235	24,857	25,092	—	25,092
	107,032	197,779	171,848	476,659	—	476,659
* include revenues from fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(e)      Disaggregated revenues and geographical information (continued)

           (i)Revenue from external customers is summarized as the following major categories (continued):

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	48,851	78,779	127,630	—	127,630
Enamel	73,179	57,971	—	131,150	—	131,150
Fabrication	—	33,101	—	33,101	—	33,101
Others*	20	3,724	17,939	21,683	—	21,683
	73,199	143,647	96,718	313,564	—	313,564
Timing of revenue recognition
At a point in time	73,199	143,463	86,050	302,712	—	302,712
Over time	—	184	10,668	10,852	—	10,852
	73,199	143,647	96,718	313,564	—	313,564
* include revenues from SDI service contracts (which amounted to US$15.6 million in 2020), and sale of other wires and cables products.

Year ended December 31, 2019	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	49,493	78,686	128,179	—	128,179
Enamel	76,575	102,997	—	179,572	—	179,572
Others*	—	19,889	10,520	30,409	—	30,409
	76,575	172,379	89,206	338,160	—	338,160
Timing of revenue recognition
At a point in time	76,575	172,031	82,584	331,190	—	331,190
Over time	—	348	6,622	6,970	—	6,970
	76,575	172,379	89,206	338,160	—	338,160
* include revenues from SDI service contracts (which amounted to US$7.6 million in 2019), fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	SEGMENT INFORMATION (continued)

5(e)      Disaggregated revenues and geographical information (continued)

(ii)Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	168,773	128,868	116,160
Singapore	95,116	44,477	46,218
Australia	67,652	45,161	34,447
China	118,219	77,411	81,813
India	1,248	2,860	36,121
Southeast Asia	25,643	14,774	23,390
Northeast Asia	8	13	11
	476,659	313,564	338,160

Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.

(iii)Major customer information

Revenue from one customer in the ROW region amounted to $56,579 in 2021 represented 11.87% of 2021 consolidated revenue. Revenue from one customer in the Thailand region amounted to $33,494 in 2020 and $23,118 in 2019 represented 10.68% and 6.84% of 2020 and 2019 consolidated revenue,   respectively.

5(f)       Non-current assets information

The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2021	2020
	US$’000	US$’000
Non-current assets by country:
Thailand	40,423	41,232
Singapore	5,601	6,620
China	10,725	9,354
Australia	7,815	8,006
Other	71	173
Total non-current assets	64,635	65,385

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES

6(a)Material subsidiaries

Our Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:

Proportion of equity interest held by NCI:

	Country of incorporation	As of December 31,
Name	and operation	2021	2020
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	31.25%	31.25%

From our Company perspective, SYE is considered an entity with material non-controlling interests and should be separated from CTW Consolidated.

SYE ceased production at the end of October of 2019 and has been restructured as a trading company in Shanghai that supplies mainly transformer, motor and coil manufacturers in the eastern part of China.

6(b)Summarized financial information about the subsidiaries

The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statements of comprehensive income	CTW consolidated
	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue	197,786	143,647	172,385
(Loss)/profit before tax	(16,038)	11,793	4,352
Income tax expense	4,223	(2,344)	(1,235)
(Loss)/profit for the year	(11,815)	9,449	3,117
Other comprehensive (loss)/income	(12,699)	(1,406)	9,194
Total comprehensive (loss)/income	(24,514)	8,043	12,311
(Loss)/profit attributable to non-controlling interests	(5,815)	4,631	1,378
Dividends paid to non-controlling interests	2,815	1,228	2,763

Summarized statements of comprehensive income	SYE
	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue	530	6,291	20,743
Loss before tax	(497)	(1,161)	(2,272)
Income tax expense	—	—	—
Loss for the year	(497)	(1,161)	(2,272)
Other comprehensive income/(loss)	17	84	(46)
Total comprehensive loss	(480)	(1,077)	(2,318)
Loss attributable to non-controlling interests	(155)	(363)	(710)
Dividends paid to non-controlling interests	—	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)

6(b)Summarized financial information about the subsidiaries (continued)

Summarized balance sheets	CTW consolidated		SYE
	As of December 31,		As of December 31,
	2021	2020	2021	2020
	US$’000	US$’000	US$’000	US$’000
Current assets	141,282	128,534	565	3,336
Non-current assets	59,547	56,596	1,266	1,406
Current liabilities	(68,142)	(18,815)	(1,204)	(3,635)
Non-current liabilities	(8,477)	(11,097)	—	—
Total equity	124,210	155,218	627	1,107

Equity attributable to:
Equity holders of the parent	63,260	78,961	431	761
Non-controlling interests	60,950	76,257	196	346

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Operating	(37,392)	19,713	10,776
Investing	(2,496)	(10,952)	2,319
Financing	42,981	(5,118)	(20,260)
Effect of changes in exchange rate on cash	(3,333)	(87)	2,376
Net (decrease) increase in cash and cash equivalents	(240)	3,556	(4,789)

Summarized cash flow information	SYE
	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Operating	318	(1,844)	5,135
Investing	65	278	(165)
Financing	(1,226)	(769)	(1,847)
Effect of changes in exchange rate on cash	16	98	(28)
Net (decrease) increase in cash and cash equivalents	(827)	(2,237)	3,095

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS

7(a)Other operating income

	2021	2020	2019
	US$’000	US$’000	US$’000
Gain on disposal of property, plant, and equipment	318	239	88
Rental income	179	199	89
Reversal of allowance for other receivable	—	80	—
Reversal of allowance for trade receivables for related parties	—	11	—
Reversal of allowance for trade receivable	—	—	122
Other operating income – others	90	285	86
Total other operating income	587	814	385

7(b)Other operating expenses

	2021	2020	2019
	US$’000	US$’000	US$’000
Allowance for trade receivables	205	124	—
Allowance for trade receivables for related parties	15	—	—
Impairment of property, plant, and equipment	7	4	546
Allowance for foreseeable loss	—	—	193
Allowance for other receivable	—	—	30
Other operating expenses – others	—	1	1
Total other operating expenses	227	129	770

7(c)Finance costs

	2021	2020	2019
	US$’000	US$’000	US$’000
Interest on debts and borrowings	1,027	536	754
Interest on leases liabilities	70	79	91
Total interest expenses	1,097	615	845
Banking charges	154	129	167
Total finance costs	1,251	744	1,012

7(d)Finance income

	2021	2020	2019
	US$’000	US$’000	US$’000
Interest income	123	320	506
Total finance income	123	320	506

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(e)Other income

	2021	2020	2019
	US$’000	US$’000	US$’000
Government grants	271	973	425
Net gain on financial instruments	259	3	146
Dividend income	106	108	109
Other income	35	89	37
Total other income	671	1,173	717

The government grants for year 2020 due to the COVID-19 epidemic is US $882K.

7(f)Other expenses

	2021	2020	2019
	US$’000	US$’000	US$’000
Others	1	1	3
Total other expenses	1	1	3

7(g)Depreciation, amortization and lease expense included in the consolidated income statements

	2021	2020	2019
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	3,863	3,893	4,089
Depreciation – right of use assets	127	121	135
Amortization – intangible assets	21	19	10
Lease expenses	1	2	3
Included in selling expenses:
Depreciation – tangible assets	108	92	93
Depreciation – right of use assets	144	113	112
Amortization – intangible assets	—	1	1
Lease expenses	1	1	1
Included in general and administrative expenses:
Depreciation – tangible assets	619	590	552
Depreciation – right of use assets	390	387	260
Amortization – intangible assets	26	42	39
Depreciation – investment property	196	144	33
Lease expenses	4	14	170
	5,500	5,419	5,498

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME AND EXPENSES ITEMS (continued)

7(h)Employee benefits expenses

	2021	2020	2019
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	14,088	13,065	14,429
Labor and health insurance costs	77	71	126
Pension costs	828	736	994
Other employment benefits	843	702	816
Included in selling expenses:
Wages and salaries	4,191	3,557	3,495
Labor and health insurance costs	8	7	12
Pension costs	360	300	330
Other employment benefits	36	14	50
Included in general and administrative expenses:
Wages and salaries	8,435	8,861	8,117
Labor and health insurance costs	104	89	85
Pension costs	661	640	757
Director fees	587	1,065	640
Other employment benefits	222	186	286
Total employee benefits expenses	30,440	29,293	30,137

The accrued compensation and retirement benefits for expatriates were included in employee benefits expenses and in accruals.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX

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

The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia and the PRC.  The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2021, and there is no withholding tax on dividends applicable to our Company.  For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2021 and a withholding tax of 10% is levied on dividends received by our Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2018/2019, 2019/2020 and 2020/2021 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2021.

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

The major components of income tax (benefits) expenses for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	3,078	3,376	1,699
Previously unrecognized tax loss used to reduce current income tax	(96)	(89)	—
Adjustments for current income tax of prior years	—	(1)	(16)
Total current income tax	2,982	3,286	1,683
Deferred tax (benefits)/expenses:
Relating to origination and reversal of temporary differences	(4,327)	782	374
Previously unrecognized tax loss used to reduce deferred tax expenses	—	(52)	—
Total deferred tax (benefits)/expenses	(4,327)	730	374
Income tax (benefit) expense reported in the income statement	(1,345)	4,016	2,057

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	147	(358)	334
Effect of change in tax rate	—	—	—
Net income (loss) on actuarial gains and losses
Recognized during the year	112	40	(345)
Effect of change in tax rate	—	—	—
Income tax expense (benefit) charged to other comprehensive (loss) income	259	(318)	(11)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

APWC is incorporated in Bermuda, which does not have a statutory tax rate. The provision for income taxes differs based on the tax incurred by the Operating Subsidiaries, in their respective jurisdiction. Our Company determines its statutory tax rate based on its major commercial domicile that is its subsidiaries in Thailand. The reconciliation of difference between tax computed at the statutory tax rate and income tax (benefits) expenses reported in the consolidated income statement is as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000
(Loss)/profit before tax	(9,857)	7,725	1,106
Tax at statutory rate of 20% (2020: 20%; 2019: 20%)	(1,971)	1,545	221
Foreign income taxed at different rate	1,465	1,100	499
Expenses not deductible for tax purpose	94	255	221
Utilization of previously unrecognized tax losses	(96)	(89)	—
Tax benefit arising from previously unrecognized tax losses	—	(52)	—
Net deferred tax asset not recognized	327	1,151	949
Written-off deferred tax	—	—	218
Tax exempt on income	(99)	(57)	(144)
Uncertain tax position	(1,173)	(273)	(454)
Return to provision adjustment	—	(1)	(16)
Deferred tax liability arising from undistributed earnings	(309)	270	215
Withholding tax on dividends	452	163	355
Others	(35)	4	(7)
Income tax (benefit) expense reported in consolidated income statement	(1,345)	4,016	2,057

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Deferred tax

Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2021	2020	2021	2020	2019
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,790)	(4,099)	(309)	270	215
Revaluations of financial assets at fair value through other comprehensive income	(469)	(322)	—	—	—
Accrued interest income	—	—	—	(172)	13
Unutilized building allowance (net)	(21)	(12)	9	(24)	(98)
Unused tax losses	204	54	(162)	481	119
Allowance for doubtful accounts	167	281	105	(21)	47
Inventory impairment	3,170	412	(2,914)	137	147
Rebates and other accrued liabilities	617	482	(170)	(17)	(23)
Unpaid retirement benefits	1,327	1,504	26	41	(81)
Deferred revenue and cost of sales	30	18	(15)	5	(6)
Actuarial loss	644	756	—	—	—
Unabsorbed depreciation	731	680	(67)	9	57
Mark-to-Market value of forward contract	—	—	—	—	28
Provision for loss on onerous sale contract	860	—	(897)	—	—
Leases	48	51	3	(1)	(23)
Others	(382)	(324)	64	22	(21)
Deferred tax (benefits)/expenses			(4,327)	730	374
Net deferred tax assets	3,136	(519)

Reconciliation of deferred tax assets, net

	2021	2020	2019
	US$’000	US$’000	US$’000
Opening balance as of January 1	(519)	(200)	(6)
Tax benefit/(expense) during the period recognized in profit or loss	4,327	(730)	(374)
Tax (expense)/benefit during the period recognized in other comprehensive income	(259)	318	11
Exchange difference on translation foreign operations	(413)	93	169
Closing balance as of December 31	3,136	(519)	(200)

Our Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Our Company has available unused net operating losses which arose in Thailand, China, Hong Kong and Singapore as of December 31, 2021 and 2020, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2021	2020
	US$’000	US$’000
2021	—	3,905
2022	2,090	2,437
2023	4,353	4,299
2024	3,156	3,226
2025	1,912	1,811
2026	3,184	—
No expiration	550	1,620
	15,245	17,298

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in our Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. Our Company did not recognize deferred tax assets of $3,183 (2020: $3,751; 2019: $4,038) in respect of tax losses amounting to $14,228 (2020: $17,028; 2019: $18,422 ).

In addition, our Company did not recognize deferred assets of $1,675 (2020: $1,866 ; 2019: $1,030) in relation to deductible temporary differences amounting to $8,931 (2020: $9,683; 2019: $4,695).

There are no income tax consequences attached to the payment of dividends in 2021 or 2020 by APWC to its shareholders.

As of December 31, 2021 and 2020, our Company is subject to taxation in PRC, Australia, Thailand, and Singapore.  Our Company’s tax years from 2011 and forward are still subject to examination by the tax authorities in various tax jurisdictions.

A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions	2021	2020	2019
	US$’000	US$’000	US$’000
Balance as of January 1	339	451	674
Additions based on tax positions related to the current year	—	—	—
Decrease due to lapses in statute of limitations	(312)	(144)	(215)
Exchange difference	1	32	(8)
Balance as of December 31	28	339	451

Our Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2021, 2020, and 2019 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the income tax expenses is $28, $339 and $451, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INCOME TAX (continued)

Our Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties our Company has provided as of the dates listed below were:

	As of December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	46	597	713
Accrued penalties on uncertain tax position	28	339	384
Total accrued interest and penalties on uncertain tax position	74	936	1,097

For the years ended December 31, 2021, 2020 and 2019, our Company recognized $5, $61 and $81 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2021, 2020 and 2019, our Company reversed $568, $227 and $223 in interest and $318, $72 and $71 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2021, 2020 and 2019, the exchange difference $12, $50 and $ (12) relating to interests, $7, $27 and $(6) relating to penalty were included in income tax expenses.

Our Company considers each uncertain tax positions individually, by first consider whether each position taken in the tax return is probable of being sustained on examination by the taxing authority. It should recognize a liability for each item that is not probable of being sustained. The liability then is measured using a single best estimate of the most likely outcome. The uncertain tax positions presented in the current tax liability is the total liability for uncertain tax positions.

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

The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net (loss) profit attributable to APWC from continuing operations	(2,642)	(552)	(1,632)
Net (loss) profit attributable to APWC	(2,642)	(552)	(1,632)

Denominator:
Weighted-average common shares outstanding – basic and diluted	13,819,669	13,819,669	13,819,669

(Loss) earnings per share – basic and diluted
Continuing operations	(0.19)	(0.04)	(0.12)
Total (loss) earnings per share – basic and diluted	(0.19)	(0.04)	(0.12)

Income from continuing operations attributable to non-controlling interests are $(5,870), $4,261 and $681 for the years ended December 31, 2021, 2020 and 2019, respectively.
10.	CASH AND CASH EQUIVALENTS
	As of December 31,
	2021	2020
	US$’000	US$’000
Cash on hand and cash at banks	44,507	52,237
Bank overdrafts	(1,995)	—
Balances per statement of cash flows	42,512	52,237

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Other short-term deposits are presented as other receivables if they are pledged, or if they have a maturity over three months from the date of acquisition.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

11(a)Other financial assets and liabilities

	As of December 31,
	2021	2020
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	2,929	2,271
	2,929	2,271
Financial assets at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	249	—
	249	—

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

(ii)	Financial assets at fair value through other comprehensive income - unquoted equity instrument

On January 1, 2018, the date of initial application of IFRS 9, our Company elected to reclassify its unquoted equity instrument in Thai Metal Processing Co., Ltd (“TMP”), which is engaged in the fabrication of copper rods, from financial assets – available-for-sale to financial assets at fair value through other comprehensive income due to the investment being hold as a long-term strategic investment and not expected to be sold in the short to medium term. During the years ended December 31, 2021, 2020, and 2019, our Company received dividends of $106, $108, and $109 from TMP, respectively, which were recorded in other income (Note 7(e)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(b)Interest-bearing loans and borrowings

Under the line of credit arrangements for short-term debt with our Company’s banks, our Company may borrow up to approximately $270,094 and $264,162 as of December 31, 2021 and 2020, respectively, on such terms as our Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2021 and 2020, the unused portion of the credit lines was approximately $153,250 and $200,340, respectively, which included unused letters of credit amounting to $66,820 and $95,034, respectively.

Letters of credit are issued by our Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2021 and 2020, our Company had open letters of credit amounting to $50,633 and $18,077, respectively. Liabilities relating to the opened letters of credit are included in current liabilities.

Interest bearing loans and borrowings are including current portion $62,083 and $10,131 as of December 31, 2021 and 2020, respectively.

	As of December 31,
	2021				2020
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000%			‘000	US$’000
Interest-bearing loans and borrowings
Bank loans (including bank overdrafts US$1,995 in 2021)	3.07	Mar. 2044	AUD$7,458	5,410	3.07	Mar. 2045	AUD$4,883	3,764
Bank loans	3.85~4.53	Jul . 2022	RMB$41,751	6,552	4.50 ~ 4.90	Jun. 2021	RMB$17,800	2,736
Trust receipt	0.7~3.3	Jun. 2022	THB$1,648,835	49,729	0.9 ~ 1.0	Mar. 2021	THB$74,176	2,488
Bank loan (Trust receipt in 2020)	1.98	Dec. 2022	SGD$5,000	3,696	2.32	Apr. 2021	SGD$6,332	4,793
Total				65,387				13,781

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(c)Hedging activities and derivatives

(i)	Commodity price risk

Our Company purchases copper on an ongoing basis as its operating activities require a continuous supply of copper for manufacturing products. To reduce the exposures to copper shortage, our Company enters into purchase contracts with commitment of monthly minimum purchase at market prices for selected operating units. The majority of these transactions take the form of contracts that are entered into and continue to be held for the purpose of receipt or delivery of the copper based on our Company’s expected purchase, sale or usage requirements. Such purchase commitment contracts are not deemed financial instruments or derivatives. To date, these contract positions have not had a material effect on our Company’s financial position, results of operations, and cash flow.

(ii)	Foreign currency risk

Our Company enters into foreign exchange forward contracts with the intention to reduce the foreign exchange risk of expected sales and purchase transactions. These contracts are entered into the periods consistent with foreign currency exposure of the underlying transaction, generally from one to 12 months. These contracts are not designated in hedge relationships, and are measured at fair value through profit or loss.

As of December 31, 2021 and 2020, our Company had outstanding forward contracts with notional amounts of $(42.1) million and $0 million, respectively. The outstanding forward contracts at December 31, 2021 mature between Jan. 27 and June 22, 2022, respectively. Our Company recognized gain (loss) on forward contracts as other income (expenses) – refer to Note 7(e) and Note 7(f).

The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2021		2020
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	249	—	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

11(d)Fair values

Set out below is a comparison of the carrying amounts and fair value of our Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2021	2020	2021	2020
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Financial assets at amortized cost
Cash and cash equivalents	44,507	52,237	44,507	52,237
Financial assets at fair value at fair value through profit	249	—	249	—
Trade receivables	103,564	82,071	103,564	82,071
Other receivables	2,648	6,192	2,648	6,192
Due from related parties	13,965	10,982	13,965	10,982
Financial assets-non-current
Financial assets at fair value through other comprehensive income	2,929	2,271	2,929	2,271
Financial assets at amortized cost
Long-term bank deposits*	1,725	1,879	1,725	1,879
Total	169,587	155,632	169,587	155,632

Financial liabilities-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	62,083	10,131	62,083	10,131
Trade and other payables	44,784	27,370	44,784	27,370
Due to related parties	11,865	10,620	11,865	10,620
Accruals	23,374	21,361	23,374	21,361
Lease liabilities	571	551	571	551
Financial liabilities-non-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	3,304	3,650	3,304	3,650
Lease liabilities	1,916	1,783	1,916	1,783
Total	147,897	75,466	147,897	75,466
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

►

Fixed-rate and variable-rate receivables are evaluated by our Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2021 and 2020, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

         11(d)   Fair values(continued)

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
►

Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2021 was assessed to be insignificant.

(ii)	Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2021 and 2020)	Sensitivity of the input to fair value
				2021	2020
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $209	5% decrease in the discount would increase in fair value by $162

Our Company estimates the fair value of investment in equity instrument by using the market approach (market comparatives approach). The key in this method is the selection of quoted comparable companies and accommodate adjustments to bring the accounts of different companies into a broadly consistent framework for analysis. Then, select appropriate Indicators of Value. The followings should be taken into account:

►	Enterprise Value (EV) versus Market Capitalization;
►	Earnings-based: EBITDA +/or EBIT versus Net Earnings +/or Net Cash Flow
►	Balance Sheet based: Net Total Assets versus Shareholders Funds

Discount for the lack of liquidity to reflect the lesser liquidity of this equity instrument compared with those of its comparable public company peers. Our Company assessed the discount for the lack of liquidity to be 30 percent on the basis of relevant studies applicable in the region and industry as well as on the specific facts and circumstances of the equity instrument. The equity instrument’s finance performance is characterized by stable, consistent growth and profitability. Our Company believes the liquidity discount of 30% would be appropriate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

         11(d)   Fair values (continued)

        (ii)     Description of significant unobservable inputs to valuation (continued)

Our Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 within the fair value hierarchy.  A reconciliation of the beginning and closing balances is summarized below:

	2021	2020
	US$’000	US$’000
At January 1	2,271	4,062
Re-measurement financial assets to fair value, recognized in other comprehensive income/(loss)	734	(1,789)
Exchange difference on translation	(76)	(2)
At December 31	2,929	2,271

12.	TRADE AND OTHER RECEIVABLES

	As of December 31,
	2021	2020
	US$’000	US$’000
Trade receivables	104,405	83,485
Less: Loss allowances	(841)	(1,414)
Trade receivable, net	103,564	82,071
Other receivables	2,683	6,227
Less: Loss allowances	(35)	(35)
Other receivable, net	2,648	6,192

As of December 31, 2021 and 2020, trade receivables were all from contracts with customers. And as of January 1, 2020, the balance of trade receivables from contracts with customers was $74,077.

12(a) Movement in the loss allowance on trade receivables

	2021	2020
	US$’000	US$’000
At January 1	1,414	1,550
Charge for the year	383	227
Write-off	(734)	(339)
Unused amounts reversed	(170)	(147)
Currency translation adjustment	(65)	102
Reclassification	13	21
At December 31	841	1,414

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.TRADE AND OTHER RECEIVABLES (continued)

12(b)Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2021
Expected loss rate	0.81%	0.11%	0.68%	4.77%	7.14%	3.03%	53.12%
Gross carrying amount - trade receivables	104,405	90,080	11,140	1,572	504	66	1,043
Loss allowances	841	98	76	75	36	2	554
Trade receivable, net	103,564	89,982	11,064	1,497	468	64	489

December 31, 2020
Expected loss rate	1.69%	0.16%	1.23%	2.80%	6.92%	15.91%	66.48%
Gross carrying amount - trade receivables	83,485	69,336	9,557	2,751	159	44	1,638
Loss allowances	1,414	112	118	77	11	7	1,089
Trade receivable, net	82,071	69,224	9,439	2,674	148	37	549

12(c) Accounting policy for impairment of trade receivables

Our Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on our Company’s historical credit loss experience, adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables.

12(d)Material collateral obtained

Our Company obtained collateral in respect of doubtful receivables from customers. The collateral takes the form of a lien over the customer’s assets and gives our Company a claim on these assets for the doubtful receivables.

In March 2017, a lawsuit was filed by a debtor to rescind the foreclosure that our Company has undertaken on the collateral in Thailand. Our Company’s foreclosure prevailed according to the judgement from the Appeal Court on November 28, 2017. The debtor’s petition reached to the Supreme Court on June 19, 2018, and was denied on March 27, 2019. Our Company performed a valuation to determine the fair value of the collateral. As of December 31, 2019, the fair value of the collateral was $1,339, which was lower than the amount of the associated delinquent account, and our Company recognized an impairment loss of $30 in other operating expenses, accordingly. In June 2020, the collateral was auctioned off and our Company received payment of $1,060 to settle the net amount of $1,242 owed by the customer that was net of allowance of $111. Our Company recognized an additional loss of $182 for the year ended December 31, 2020.

See Note 27(b) credit risk of trade receivables for discussions on how our Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

12(e)Other receivables pledged as collateral

The carrying amounts of other receivables pledged as collateral against credit facilities received from financial institutions are disclosed in Note 27(e)(ii).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INVENTORIES

	As of December 31,
	2021	2020
	US$’000	US$’000
Raw materials and supplies	23,928	23,490
Work in progress	24,791	17,992
Finished goods	80,078	54,889
Total inventories at the lower of cost and net realizable value	128,797	96,371

Inventories recognized as an expense during the year ended December 31, 2021, 2020 and 2019 amounted to $441,371, $279,728 and $313,695 respectively.

For the year ended December 31, 2021, our Company recognized allowance for inventory of $14,136 as an expense in cost of sales for inventories carried at net realizable value. For the year ended December 31, 2020 and 2019, the amount of $240 and $322 were credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed.
14.	contract ASSETs

14(a)Assets related to contracts with customers

	As of December 31,
	2021	2020
	US$’000	US$’000
Contract assets - current	11,381	10,245

There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2021 and 2020. As of January 1, 2020, the balance of contract assets amounted to $4,686. The contract assets balance increased as our Company provided more services and transferred more goods ahead of the agreed payment schedules.

Our Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.

14(b)Unsatisfied supply, delivery, and installation (SDI) services contracts

The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations.

	As of December 31,
	2021	2020
	US$’000	US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue over 3 years	119,025	143,265

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2020	6,838	50,543	7,030	103,869	6,009	7,092	1,378	182,759
Additions	—	—	138	239	265	363	15,691	16,696
Disposals	—	—	(31)	(6,129)	(483)	(205)	—	(6,848)
Transfer	—	680	152	1,157	115	17	(2,093)	28
Exchange differences	34	893	47	1,129	63	321	685	3,172
At December 31, 2020	6,872	52,116	7,336	100,265	5,969	7,588	15,661	195,807
Additions	—	—	6	406	374	761	7,109	8,656
Disposals	—	(37)	—	(7,232)	(517)	(474)	—	(8,260)
Transfer	—	(45)	108	4,523	88	11	(4,642)	43
Exchange differences	(856)	(3,942)	(613)	(9,798)	(438)	(339)	(1,316)	(17,302)
At December 31, 2021	6,016	48,092	6,837	88,164	5,476	7,547	16,812	178,944

Depreciation/Impairment
At January 1, 2020	—	(36,870)	(4,464)	(90,132)	(3,662)	(5,884)	—	(141,012)
Depreciation charge for the year	—	(962)	(384)	(2,301)	(514)	(414)	—	(4,575)
Impairment	—	—	—	(198)	—	(4)	—	(202)
Disposals	—	—	21	6,128	438	203	—	6,790
Transfer	—	—	—	—	(56)	—	—	(56)
Exchange differences	—	(653)	(29)	(1,041)	(63)	(266)	—	(2,052)
At December 31, 2020	—	(38,485)	(4,856)	(87,544)	(3,857)	(6,365)	—	(141,107)
Depreciation charge for the year	—	(993)	(403)	(2,184)	(504)	(506)	—	(4,590)
Impairment	—	—	—	(5)	—	(2)	—	(7)
Disposals	—	36	—	7,170	505	468	—	8,179
Transfer	—	45	—	—	(87)	—	—	(42)
Exchange differences	—	3,389	428	8,639	268	318	—	13,042
At December 31, 2021	—	(36,008)	(4,831)	(73,924)	(3,675)	(6,087)	—	(124,525)

Net book value
At December 31, 2021	6,016	12,084	2,006	14,240	1,801	1,460	16,812	54,419
At December 31, 2020	6,872	13,631	2,480	12,721	2,112	1,223	15,661	54,700
At January 1, 2020	6,838	13,673	2,566	13,737	2,347	1,208	1,378	41,747

15(a)Impairment of property, plant and equipment

In 2021, 2020 and 2019 our Company recorded an impairment loss of $7, $202 and $546 on property, plant and equipment at Sigma Cable, Shanghai Yayang and SFO facilities. The impairment is presented within cost of sales in consolidated income statements, other operating expenses in Note 7(b), and the impairment of property, plant and equipment of ROW, North Asia and Thailand segments in Note 5.

Our Company identified impairment at Sigma Cable due to lack of profitability. Our Company determined that certain machinery and equipment would not generate the expected future cash flows. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount. After considering the relevant objective evidence, our Company recorded an impairment loss.

Our Company performed a valuation for utilized machinery measured at fair value less costs to sell using a cost approach due to closure of the manufacturing facilities at Shanghai Yayang. Its fair value measurement was classified as Level 3 of the fair value hierarchy. After considering the relevant evidence, the key assumption used included replacement costs, residual value and remaining useful life of these existing assets. The impairment test revealed that the recoverable amount was lower than the carrying amount.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

15(a)Impairment of property, plant and equipment (continued)

Our Company considers the market demand for SFO’s products and performed an impairment test on the CGU composed of property, plant and equipment used in the manufacturing of fiber optic cables at SFO. Our Company determined the recoverable amount of the CGU to be $0 based on the value in use.

15(b)    Pledge

Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 27(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	RIGHT-OF-USE ASSETS

16(a)Amounts recognized in the consolidated balance sheets

	As of December 31,	As of December 31,
	2021	2020
Right of use assets	US$’000	US$’000
Land	2,533	2,843
Buildings	690	281
Motor vehicle and other asset	135	47
Office equipment	35	77
	3,393	3,248

Our Company leases various assets including land, buildings, business vehicles and multifunction printers. Rental contracts are typically made for periods of 2 to 37 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

Additions to the right-of-use assets during the 2021 financial year were $906 (2020: $40).

16(b)Amounts recognized in the consolidated income statements

	2021	2020
Depreciation charge of right of use assets	US$’000	US$’000
Land	289	280
Buildings	286	278
Motor vehicle and other asset	53	38
Office equipment	33	25
	661	621

Interest expenses (included in finance cost)	70	79
Expenses relating to short-term leases	3	7
Expenses relating to lease of low-value assets that are not short-term leases	3	10

The total cash outflow for lease in 2021 was $708 (2020: $682).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES

17(a)Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Warehouse	Land leasehold right	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2021
Cost	418	716	5,366	98	6,598
Less: Accumulated depreciation	—	(516)	(270)	(3)	(789)
Net book value	418	200	5,096	95	5,809

As of December 31, 2020
Cost	466	742	5,701	96	7,005
Less: Accumulated depreciation	—	(502)	(124)	(1)	(627)
Net book value	466	240	5,577	95	6,378

A reconciliation of the net book value of investment properties was as follow:

	2021	2020
	US$’000	US$’000
Net book value at January 1	6,378	730
Addition	—	5,197
Depreciation (included in administrative expenses)	(196)	(144)
Transfer from property plant and equipment	—	7
Exchange difference	(373)	588
Net book value at December 31	5,809	6,378

17(b)The amount recognized in profit or loss arising from the investment properties

	2021	2020	2019
	US$’000	US$’000	US$’000
Rental income derived from investment properties	170	190	78
Direct operating expenses (including repairs and maintenance) generating rental income	(174)	(145)	(34)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(23)	—	—
Net profit (loss) arising from investment properties carried at cost	(27)	45	44

Undiscounted lease payments receivable to be received during the lease terms are immaterial.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	INVESTMENT PROPERTIES (continued)

17(c)Measuring investment properties at fair value

The fair value of the investment properties are stated below:

	As of December 31,
	2021	2020
	US$’000	US$’000
Land not being used for operation	10,528	11,521
Office buildings for rent	2,444	2,060
Warehouse	5,658	5,701
Land leasehold right	173	96

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

17(d)Pledge

Information about the investment properties that were pledged to others as collaterals is provided in Note 27(e) (i).
18.	INTANGIBLE ASSETS

Computer software

	2021	2020
	US$’000	US$’000
Cost
At January 1	743	621
Addition	4	67
Disposals	(19)	—
Transfer	—	40
Exchange difference	(32)	15
At December 31	696	743
Accumulated amortization
At January 1	(563)	(493)
Amortization	(47)	(62)
Disposals	19	—
Exchange difference	24	(8)
At December 31	(567)	(563)
Net book value
At December 31	129	180

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES

19(a)Associates of our Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2021	2020
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

19(b)Carrying amounts of investment in associates

	As of December 31,
	2021	2020
	US$’000	US$’000
At January 1	930	935
Share of loss of associates	(1)	(1)
Exchange difference	(94)	(4)
At December 31	835	930

The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

19(c)Summarized financial information for associates

The following table summarized financial information of our Company’s investments in associates:

	As of December 31,
	2021	2020
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	3	6
Non-current assets	1,884	2,095
Current liabilities	(1)	(2)
Non-current liabilities	(182)	(202)
Equity	1,704	1,897

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	835	930

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	INVESTMENTS IN ASSOCIATES (continued)
19(c)Summarized financial information for associates (continued)

	For the year ended December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(2)	(2)	(6)

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ loss for the year:	(1)	(1)	(3)

As of December 31, 2021 and 2020, our Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	TRADE AND OTHER PAYABLES

	As of December 31,
	2021	2020
	US$’000	US$’000
Trade payables	32,428	17,358
Other payables	12,356	10,012
	44,784	27,370

Other payables included refund liabilities arising from contracts with customers, which amounted to $9,832 and $7,515 as of December 31, 2021 and 2020, respectively.

21.	EMPLOYEE BENEFIT

	As of December 31,
	2021			2020
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	1,387	8,467	9,854	1,384	9,916	11,300
Long service leave	600	126	726	566	111	677
Total	1,987	8,593	10,580	1,950	10,027	11,977

21(a)Pension – Defined contribution plans

Our Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2021, 2020 and 2019, were $1,200, $966, and $1,160, respectively.

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

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees, at rates of 1 to 13 times of their final month’s salary rate, depending on the length of service.  In addition, Charoong Thai also has the extra benefit plan to make payment to qualified retiring employees, at rates of 1 to 26 times of final month's salary. The plan is not funded. Our Company pays to settle the obligations as and when employees retire.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans (continued)

The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2021	2020	2019
	US$’000	US$’000	US$’000
Current service cost	519	562	546
Past service cost	—	—	121
Interest cost on benefit obligation	127	147	254
Net benefit cost	646	709	921

	For the year ended December 31,
Other comprehensive income	2021	2020	2019
	US$’000	US$’000	US$’000
Actuarial loss / (gain) – experience	140	(328)	494
Actuarial (gain) / loss – demographic assumption	(23)	(1)	18
Actuarial (gain) / loss – financial assumption	(676)	130	1,215
Actuarial (gain) / loss	(559)	(199)	1,727

	For the year ended December 31,
Change in the defined obligation	2021	2020	2019
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	11,300	11,742	9,016
Current service cost	519	562	546
Past service cost	—	—	121
Interest cost on benefit obligation	127	147	254
Benefits paid directly by our Company	(746)	(954)	(535)
Actuarial (gain) / loss in other comprehensive income	(559)	(199)	1,727
Exchange differences	(787)	2	613
Defined benefit obligation at December 31	9,854	11,300	11,742

Actuarial assumptions

The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2021 and 2020 are as follows:

	2021	2020
	%	%
Discount rate	1.9	1.2-1.4
Rate of salary increase	5.0~6.0	5.0~6.0
Pre-retirement mortality	* Thailand TMO17 Tables	* Thailand TMO17 Tables
* TMO represented as Thailand Mortality Ordinary Tables

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.EMPLOYEE BENEFIT (continued)

21(b)Pension – Defined benefit plans (continued)

Maturity profile of defined benefit obligation

The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2021	2020
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	1,387	1,384
Between 2 and 5 years	1,770	2,040
Between 6 and 10 years	4,345	4,568
Beyond 10 years	13,893	17,114
Total expected payments	21,395	25,106

Weighted average duration of defined benefit obligation	9 years	9~10 years

Sensitivity analysis

A one-percentage point change in the assumed rates would have yielded the following effects:

	2021	2020
	US$’000	US$’000
Discount rate – 1% increase	(817)	(984)
Discount rate – 1% decrease	960	1,159
Rate of salary increase – 1% increase	912	1,095
Rate of salary increase – 1% decrease	(796)	(953)

The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.

21(c)	Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bond with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. As of December 31, 2021 and 2020, the amount of long service leave obligation was $726 and $677, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2020
	US$’000	US$’000
Contract liabilities	612	259
Dividend payable	671	691
Onerous contracts provisions	9,640	5,105
Other current liabilities	3,212	1,771
Total	14,135	7,826

Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.

22(a)Onerous contracts provisions

	2021	2020
	US$’000	US$’000
At January 1	5,105	238
Recognized	6,241	4,658
Reversed	(1,401)	—
Exchange differences	(305)	209
At December 31	9,640	5,105

22(b)Contract Liabilities

	As of December 31,
	2021	2020	2019
	US$’000	US$’000	US$’000
Current contract liabilities
Advance from customers	511	156	93
Custodial service	50	44	63
Transportation service	51	59	60
Total current contract liabilities	612	259	216

Our Company recognizes contract liabilities when it receives advance payments from customers before performance obligations have been performed.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	OTHER CURRENT LIABILITIES (continued)

22(b)Contract Liabilities (continued)

Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2021	2020
	US$’000	US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Advance from customers	156	93
Custodial service	40	60
Transportation service	44	56
	240	209

23.	EQUITY

23(a)Common shares

	As of December 31,
	2021	2020
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At December 31, 2021	13,830,769	138
At December 31, 2020	13,830,769	138
At January 1, 2020	13,830,769	138

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

APWC did not declare or pay dividends distributed to owners for the years ended December 31, 2021, 2020 and 2019.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	EQUITY (continued)

23(c)Other comprehensive income – net of tax

The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2021
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(15,028)	(15,028)
Re-measuring gains on defined benefit plans	447	—	—	447
Changes in fair value of financial assets at fair value through other comprehensive income	—	587	—	587
	447	587	(15,028)	(13,994)

	For the year ended December 31, 2020
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	5,211	5,211
Re-measuring gains on defined benefit plans	159	—	—	159
Changes in fair value of financial assets at fair value through other comprehensive income	—	(1,431)	—	(1,431)
	159	(1,431)	5,211	3,939

	For the year ended December 31, 2019
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	10,677	10,677
Re-measuring losses on defined benefit plans	(1,382)	—	—	(1,382)
Changes in fair value of financial assets at fair value through other comprehensive income	—	1,336	—	1,336
	(1,382)	1,336	10,677	10,631

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS

The related parties are defined as affiliates of our Company; entities for which investments are accounted for by the equity method by our Company; the principal owners of our Company; its management; members of the immediate families of the principal owners of our Company and its management.

Moon View Venture Limited (“Moon View”), PEWC, Singapore Branch, PEWC Singapore Co. (Pte) Ltd., and PEWC (HK) are controlled by PEWC. Moon View is the immediate holding company of our Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the non-controlling shareholder of one of our Company’s operating subsidiaries in Thailand. SPHC is one of our Company’s equity investees. Fujikura Limited is a non-controlling shareholder of one of our Company’s operating subsidiaries in Thailand.

24(a)Outstanding balance with related parties

The following table provided the total amount of outstanding balance at December 31, 2021 and 2020.

	Amounts due from related parties		Amounts due to related parties
	As of December 31,		As of December 31,
	2021	2020	2021	2020
	US$’000	US$’000	US$’000	US$’000
The ultimate parent company
PEWC	24	—	10,075	8,550
PEWC, Singapore Branch	21	22	—	—
PEWC Singapore Co. (Pte) Ltd.	—	—	400	400
PEWC (HK)	7,204	5,613	16	42

Associate
SPHC	176	196	1,362	1,362

Non-controlling shareholder of subsidiary
Italian-Thai and its affiliates	6,540	5,151	—	240

Others	—	—	12	26
Total	13,965	10,982	11,865	10,620

As of December 31, 2020, the interest rates on the balance due to PEWC Singapore Co. (Pte) Ltd. range from 1.23% to 2.90%. In December 2020, this loan was repaid in full to PEWC Singapore Co. (Pte) Ltd.

On July 10, 2020, APWC entered into a secured loan agreement with PEWC as lender. In August 2020, we borrowed the principal amount of $6 million under the Secured Loan from PEWC, pledging our Company’s 98.3% ownership stake in Sigma Cable as collateral. This loan was a straight loan with a fixed interest rate of 3% per annum. In June 2021, such loan was repaid in full to PEWC, and the facility was terminated.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(b)Transactions with related parties

The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2021	2020	2019
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	20,359	5,742	2,745
	Sales	5,254	90	—
	Fabrication income received	25	—	140
	Management fee paid	153	133	199
	Information technology service fee paid	113	123	101
	Training fee paid	110	—	—
	Interest expenses paid	91	60	—
PEWC, Singapore Branch	Management fee received	14	14	14
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	—	12	22
PEWC (HK)	Sales	25,127	17,004	17,831
	Service fee paid	219	209	218

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	6,613	5,344	4,188
	Construction of factory building expenses	1,651	3,436	215
Fujikura Limited	Purchases	—	—	249

Others	Fabrication cost	350	238	581

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

Our Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2021, 2020 and 2019.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(c)Terms and condition of transactions with related parties (continued)

Pursuant to the composite services agreement with PEWC:

(i)

PEWC will sell copper rod to our Company, upon our Company’s request, (1) at a price consisting of the average spot price of copper on the LME for the one month prior to purchase plus an agreed upon premium, (2) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets as PEWC and (3) will give priority in the supply of copper rod to our Company over other purchasers of copper rod from PEWC.

(ii)

PEWC grants to our Company the right to distribute any wire or cable product manufactured by PEWC in all markets in which our Company presently distributes or develops the capability to distribute in the future, such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC shall not be required to grant to our Company the right to distribute products manufactured by PEWC in the future in markets where our Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to our Company.

(iii)

PEWC will make available to our Company, upon our Company’s request and on terms to be mutually agreed between PEWC and our Company from time to time, access to certain of PEWC’s technology (and PEWC personnel necessary to use such technology) with respect to the design and manufacture of wire and cable products, including, without limitation, certain fiber optic technology. Our Company benefits from research and development conducted by PEWC at little or no cost to our Company.

(iv)

PEWC will make available to our Company, upon our Company’s request and on terms to be mutually agreed between PEWC and our Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of our Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to our Company.

(v)

Each of PEWC and our Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where our Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless our Company and PEWC mutually agree otherwise, our Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of our Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for our Company to participate to the extent possible.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	RELATED PARTY TRANSACTIONS (continued)

24(d)Compensation of key management personnel of our Company

	For the years ended December, 31
	2021	2020	2019
	US$’000	US$’000	US$’000
Short-term employee benefits	2,372	3,050	3,073
Post-employment benefits	84	114	179
Total compensation paid to key management personnel	2,456	3,164	3,252

The amounts disclosed in the table were recognized as expenses during the reporting periods.

25.COMMITMENTS AND CONTINGENCIES

25(a)Purchase commitments

As of December 31, 2021 and 2020, our Company had commitments to purchase raw materials totaling $219 million to $262 million and $194 million to $251 million (22,252 to 26,652 metric tons and 28,736 to 35,946 metric tons), respectively, from third parties at the prices stipulated in the contracts.

25(b)Capital commitments

As of December 31, 2021 and 2020, our Company had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.9 million and $2.5 million, respectively.

25(c)Guarantees

As of December 31, 2021 and 2020, APWC provided a corporate guarantee not exceeding the sum of $25 million and $25.1 million, respectively, for the bond performance and banking facility of Sigma Cable.

As of December 31, 2021 and 2020, there were outstanding bank guarantees of $14 million and $17 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

25(d)Service commitments

As of December 31, 2021 and 2020, our Company had commitments in respect of management consulting services with related parties totaling $0.1 million and $0.1 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	FAIR VALUE MEASUREMENT

Fair value information:
As of December 31, 2021	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,929	—	—	2,929
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	10,528	—	—	10,528
Office buildings	2,444	—	—	2,444
Warehouse	5,658	—	—	5,658
Land leasehold right	173	—	—	173

There have been no transfers between Level 1 and Level 2 during the year.

Fair value information:
As of December 31, 2020	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,271	—	—	2,271
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	11,521	—	—	11,521
Office buildings	2,060	—	—	2,060
Warehouse	5,701	—	—	5,701
Land leasehold right	96	—	—	96

There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.    FINANCIAL RISK MANAGEMENT OBJECTIVES

Financial risks are those derived from financial instruments our Company is exposed to during or at the closing of each fiscal year. The objective of our Company’s financial risk management is to minimize its risk exposure against various financial risks, which include market risk, credit risk and liquidity risk. Our Company uses derivative instruments to cover certain risks when it considers them necessary. It is our Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Our Company manages its exposure to key financial risks, as described in the succeeding paragraphs.

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

The sensitivity analysis in the following sections relate to the position as of December 31, 2021 and 2020.

The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

(i)	Interest rate risk

Our Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 46% of our Company’s financial liabilities bear floating interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.

At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2021 and 2020 to increase/decrease by $168 and $54, respectively.

(ii)	Equity price risk

Our Company’s exposure to equity price risk arises from unquoted instrument held by our Company and classified in the balance sheet as non-current financial assets at fair value through other comprehensive income.

The fair value and the sensitivity analysis of the held equity instrument are disclosed in Note 11(d).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(a)Market risk (continued)

(iii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our Company’s exposure to the risk of changes in foreign exchange rates arise from sales, purchases and borrowings by operating units in currencies other than the unit’s functional currency. Our Company’s principal operations are located in Thailand, the PRC, Singapore and Australia and a substantial portion of its revenues are denominated in Thai Baht, RMB, Australian dollars or Singapore dollars, whereas a substantial portion of our Company’s cost of sales are denominated in U.S. dollars, its reporting currency. Any devaluation of the functional currencies of our Company’s principal subsidiaries against the U.S. dollar would likely have an adverse impact on the operations of our Company. Management monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.(refer to NTA-11(c)(ii))

The balance of financial assets and liabilities denominated in a currency different from our Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2021	2020	2021	2020
United States dollar (USD)	15,304	10,025	58,526	7,501
Thai Baht (THB)	326	13,241	30	30
Singapore dollar (SGD)	130	113	6	6
Taiwan dollar (TWD)	9,929	3,357	5,104	4,820
Renminbi (RMB)	18	18	—	—
Hong Kong dollar (HKD)	10,678	8,017	28	28
Euro (EUR)	125	249	519	413

Foreign currency sensitivity

The following table demonstrates the sensitivity of our Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against all other non-functional currencies, with all other variables held constant.

	Change rate	USD	THB	SGD	TWD	HKD	EUR

2021	5%	(2,161)	—	5	9	68	(22)
	-5%	2,161	—	(5)	(9)	(68)	22
	5%	126	22	4	(3)	52	(10)
2020	-5%	(126)	(22)	(4)	3	(52)	10

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(a)Market risk (continued)

(iv)	Commodity price risk

Our Company is affected by the volatility of certain commodities. Copper is the principal raw material used by our Company. Our Company purchases copper at price closely related to the prevailing international spot market on the London Metal Exchange for copper. The price of copper is influenced heavily by global supply and demand as well as speculative trading. Consequently, a change in the price of copper will have a direct effect on our Company’s cost of sales.  Our Company does not use derivative instruments to hedge the price risk associated with the purchase of this commodity.  However, we cover some of these risks through long-term purchase contracts.

Commodity price sensitivity

The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2021
Copper	+95%	26,926	N/A
	-95%	(26,926)	N/A
2020	+28%	5,398	N/A
Copper	-28%	(5,398)	N/A

On average, copper composes around 75% and 83% of the product cost in 2021 and 2020, respectively. The above sensitivity analysis is based on the most significant fluctuation rate of the month in 2021 as compared to the same month in 2020 and the most significant fluctuation rate of the month in 2020 as compared to the same month in 2019 and one month manufacturing lead time to estimate its impact on profit before tax in 2021 and 2020, respectively.

27(b)Credit risk

Credit risk arises from cash and cash equivalents, bank deposits, foreign currency forward contracts, trade receivables, contract assets, other receivables excluding bank deposits, and amounts due from related parties. Our Company’s exposure to credit risk arises from default of counterparty, with maximum exposure equal to the carrying amount of these financial instruments.

(i)	Risk management

Our Company maintains cash and cash equivalents, as well as bank deposits with various financial institutions located in Singapore, Thailand, Australia, Hong Kong and the People’s Republic of China. Our Company’s policy is designed to limit its exposure to any one institution. Our Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in our Company’s investment strategy.

Foreign currency forward contracts are only used for economic hedging purposes and not as speculative investments. The counterparties on these forward contracts are banks with international operations and good credit quality.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(b)Credit risk (continued)

Concentrations of credit risk with respect to trade receivables and contract assets are limited due to the large number of entities comprising our Company’s customer base. Our Company analysis the credit risk for each of the new clients before credit limits are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Our Company carefully assesses the financial strength of its customers and generally does not require any collateral. Compliances with credit limits are monitored, and exceptions beyond a certain threshold are discussed regularly. Customers’ credit terms are extend over time only when they establish good payment patterns with our Company. Other receivables excluding bank deposits mainly contain doubtful receivables from customers. Our Company obtained collateral in respect of those material receivables, and performed the valuation of the collateral.

Our Company enters into transactions with related parties in the ordinary course of its business. Refer to Note 24(c) for our Company’s general credit risk management practices.

(ii)	Definition of default

Our Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:

►	when there is a breach of financial covenants by the debtor; or
►

information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including our Company, in full (without taking into account any collateral held by our Company).

(iii)	Measurement and recognition of expected credit losses

Our Company recognizes a loss allowance for expected credit losses on trade receivables and contract assets by using a provision matrix. Refer to Note 12(c) for the approach used to measure expected credit losses of trade receivables, Note 12(b) for the loss allowance recognized, and Note 12(a) for changes in the loss allowance on trade receivables. While contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Our Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the years ended December 31, 2021 and 2020 were immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.

(iv)	Write off policy

Financial instruments are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with our Company, and a failure to make contractual payments for a period of greater than generally 90 days past due.

(v)	Concentrations of credit risk

As of December 31, 2021 and 2020, trade receivables from one customer represented 15.53% and 14.76% of total trade receivables of our Company, respectively. The credit concentration risk of other trade receivables is insignificant.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(c)Liquidity risk

Liquidity risk arises from the financial liabilities of our Company and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages our Company’s liquidity risk by closely monitoring cash flow from the operations. Our Company has about $45 million in cash and cash equivalents, $153 million in unutilized amounts of bank loans, and the total financial liabilities is $126 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered not high as of December 31, 2021.  Refer to Note 29 for development subsequent to year end.

The table below summarizes the maturity profile of our Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2021
Financial liabilities
Interest-bearing loans and borrowings	62,295	428	428	3,626	66,777
Trade and other payables	44,784	—	—	—	44,784
Due to related parties	11,865	—	—	—	11,865
Lease liability	637	925	412	764	2,738
	119,581	1,353	840	4,390	126,164

As of December 31, 2020
Financial liabilities
Interest-bearing loans and borrowings	10,279	462	463	4,224	15,428
Trade and other payables	27,370	—	—	—	27,370
Due to related parties	10,620	—	—	—	10,620
Lease liability	613	584	431	993	2,621
	48,882	1,046	894	5,217	56,039

27(d)Capital management

The primary objectives of our Company’s capital management are to safeguard our Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.

Our Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, our Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. Our Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(d)Capital management (continued)

In line with industry practices, our Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. Our Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,
	2021	2020
	US$’000	US$’000
Interest bearing loans and borrowings	65,387	13,781
Trade and other payables	44,784	27,370
Less: cash and cash equivalents	(44,507)	(52,237)
Net debt	65,664	(11,086)
Total Equity	209,317	234,875
Capital and net debt	274,981	223,789
Gearing ratio	23.9%	0.0%

Our Company has no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees holdings. As a holding company, our Company’s ability to pay dividends, as well as to meet its other obligations, depends upon the amount of distributions, if any, received from our Company’s operating subsidiaries and other holdings and investments.  Our Company’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to our Company, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions.  For example, PRC legal restrictions permit payments of dividends by our business entities in PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations.  Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds.  These reserves are not distributable as cash dividends.  The foregoing restrictions may also affect our Company’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary.

27(e)Collateral

The credit lines of our Company were collateralized by:

(i)	Mortgage of our Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $7,030 at December 31, 2021 (2020: $15,078);
(ii)	Pledge of other receivables of $1,109 at December 31, 2021 (2020: $1,363) ;
(iii)	Corporate guarantee issued by APWC.
(iv)	A trading facility was secured by all the assets with total carrying amount of $33,940 of a subsidiary as of December 31, 2021 (2020: $ 31,989).
(v)	Our Company used Sigma Cable Company (Private) Limited’s (“Sigma Cable”) stocks as the collateral for the loan from Pacific Electronic Wire and Cable Co., Ltd. (PEWC).

The weighted average interest rates on bank loans and overdrafts as of December 31, 2021 and 2020 were 2.15% and 2.07% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.     FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)

27(f)     COVID-19

The global spread of the Coronavirus Disease 2019 (“COVID-19”), including more recently the highly transmissible Delta and Omicron variants thereof, has been impacting worldwide economic activity and financial markets. We are facing significant adverse effects related to the spread of COVID-19, and the recent developments surrounding the global pandemic have had, and are expected to continue to have, significant adverse effects on our business, financial condition, results of operations, and cash flows.

Our operation and production have been affected and disrupted by the outbreak of COVID-19. From April 7, 2020 to June 1, 2020, our Singapore operating units operated with reduced on site staff and approximately half of the employees worked from home due to a partial lockdown implemented by Singapore government. In the first half of 2020, our China production facilities had been operating below normal production levels due to the mandatory measures instituted in response to COVID-19. Starting from the third quarter of 2020 we were able to resume manufacturing activities in China and Singapore. However, our operating units were subject to temporary operation adjustments in 2020 and 2021 pursuant to local emergency regulations, with an adverse impact on our results of operations. While the overall COVID-19 situation appears to have improved in countries that have rolled out vaccination campaigns, our business and operating results may be negatively impacted if the virus worsens or mutates, if vaccination efforts are unsuccessful, or if further restrictions are implemented to contain the coronavirus.

COVID-19 has affected and disrupted our operations and the operations of our suppliers, customers, and other business partners, including as a result of travel restrictions, business shutdowns, and other COVID-19 containment measures. A slowdown in economic activity as a result of COVID-19 has also resulted in, and could continue to result in, a reduction in demand for our products. In addition, COVID-19 has delayed the fulfillment of contracts with our customers, causing negative impacts on our liquidity and ability to generate cash flows. If we are not able to expand or extend lines of credit from banks, we may negotiate business terms with our suppliers to meet our liquidity needs.

In order to protect the employees from COVID-19, our Company has taken measures to protect its employees, including temperature checks before entering the workplace, mandatory mask-wearing, social distancing, and work from home. We have also implemented staggered work hours to lower the risk that our employees might get infected on public transportations if they commute during peak hours. We are facing increased operational challenges as we take measures to support and protect employee health and safety. In particular, our remote work arrangements, coupled with stay-at-home orders and quarantines, pose challenges to our employees and our IT systems, and the extension of remote work arrangements could introduce operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business.

As COVID-19 may continue to adversely affect our business operations and financial results, we would also expect the heightening of many of the other risks described in the risk factors in our Annual Report on Form 20-F for the year ended December 31, 2021. Further, COVID-19 may also affect our operations and financial results in a manner that is not presently known to us or we currently do not anticipate. The impact of COVID-19 is constantly changing. Although we are monitoring the situation, the extent to which COVID-19 impacts our business will depend largely on future events outside of our control, including ongoing developments in the pandemic, the success of containment measures, vaccination campaigns and other actions taken by governments around the world, as well as the overall condition and outlook of the global economy.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. CASH FLOW INFORMATION

28(a) Investing activities with partial cash payments

(i)Purchase of PPE	For the year end December 31,
	2021	2020
	US$’000	US$’000
Acquisition of property, plant and equipment	8,657	16,696
Add: Payable for PPE or CIP - Opening	196	355
Less: Payable for PPE or CIP - Ending	(173)	(196)
Less: Prepayment for PPE & CIP - Opening	(561)	(2,388)
Add: Prepayment for PPE & CIP - Ending	428	70
Cash paid during the year	8,547	14,537

(ii)Purchase of investment properties	For the year end December 31,
	2021	2020
	US$’000	US$'000
Acquisition of investment properties	—	5,197
Less: acquisition by assuming directly related liabilities	—	(3,375)
Less: noncash other operating income	—	(60)
Cash paid during the year	—	1,762

28(b) Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2020	11,356	2,828	14,184
Changes in cash flows	1,869	(586)	1,283
Foreign exchange adjustments	556	48	604
Acquisition lease	—	38	38
Other changes	—	6	6
Balance at December 31, 2020	13,781	2,334	16,115
Changes in cash flows	54,161	(632)	53,529
Foreign exchange adjustments	(2,555)	(76)	(2,631)
Acquisition lease	—	906	906
Other changes	—	2	2
Remeasurement	—	(47)	(47)
Balance at December 31, 2021	65,387	2,487	67,874

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	SUBSEQUENT EVENT

29(a) Rights offering

On January 14, 2022, APWC distributed subscription rights without charges to its shareholder to purchase additional common shares of APWC. On February 2, 2022, APWC announced the completion of this rights offering, which was oversubscribed. In the rights offering, APWC issued and sold 6,796,558 common shares at $1.22 per share pursuant to the exercise of subscription rights, raising gross proceeds of approximately $8.3 million before any expenses of the rights offering.

29(b) CTW dividend payments

On March 11, 2022, the Board of Directors of Charoong Thai declared a cash dividend distribution to its shareholders amounted to $1.2 million (Baht 39.8 million, equivalent to Baht 0.10 per share), $ 0.6 million of which will be distributed to non-controlling interest. The dividend will be paid on May 20, 2022. This dividend distribution plan requires the approval of the 2022 Annual General Meeting of Shareholders of Charoong Thai.

29(c) Onerous contracts

The LME copper price rose from US$9,692 /ton on December 31, 2021 to US$10,337 /ton on March 31, 2022, additional unrealized loss of US$0.8 million was recognized in the 2022 for our subsidiaries.

Other than the above events, our Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of our Company, the results of those operations, or the state of affairs of our Company.

29(d) COVID-19

To control COVID-19 pandemics Shenzhen government in China announced a short term period of "Closed Management" effective during March 14th to 18th 2022, which requiring those employees in Shenzhen who need to commute to work should work from home. Most of the workers of our Shenzhen subsidiary, PEWSC, live in the dormitories within the factory site, so do not need to commute and were able to continue to work in the factory in the said period. Although the productions and operations of PEWSC were not significantly affected in the Closed Management period mentioned above, we are not sure whether there will be any likely control measurement for COVID-19 pandemics announced in the future, which could adversely impact to the operations of the factory with the extent that we cannot estimate at this moment.
30.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issuance by the board of directors on April 29, 2022.