Form 20-F
period 2022-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2023-04-25
CIK 1026980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December. 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
20,616,227 Common Shares outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Yes ☒ No

CERTAIN DEFINITIONS AND CONVENTIONS
Unless the context otherwise indicates or requires, all references to:
•the terms “we,” “us,” “our,” and “APWC” refer to Asia Pacific Wire & Cable Corporation Limited, a holding company incorporated in Bermuda with principal executive offices in Taipei, Taiwan.
•the terms “our Company,” “our business” and “our operations” refer to APWC together with our operating subsidiaries.
•Dollar amounts in this Annual Report are expressed in thousands ($000), except where otherwise indicated (e.g. “million”) or with respect to earnings per share.
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
•“Singapore” refers to The Republic of Singapore.
•“Taiwan” refers to Taiwan, The Republic of China.
•“China” or “PRC” refer to The People’s Republic of China (for the purpose of this Annual Report, excluding Hong Kong and Macau).
•“Australia” refers to the Commonwealth of Australia.
•“United States” or “U.S.” refer to the United States of America.
Most measurements in this Annual Report are given according to the metric system. Standard abbreviations of metric units (e.g., “mm” for millimeter) have been employed without definitions. All references in this Annual Report to “tons” are to metric tons, which are equivalent in weight to 2,204.6 pounds or 1,000 kilograms.
All references to “outstanding” in respect of APWC’s Common Shares shall mean that such Common Shares have been issued by APWC and are not registered in APWC’s register of members as treasury shares.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F ("Annual Report") contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe”, “may”, “should”, “likely”, “seeks” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.
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
In particular, these statements include, among other things, statements relating to:
•our business strategy;
•our prospects for future revenues and profits in the markets in which we operate;
•the impact of political, legal or regulatory changes or developments in the markets in which we do business;
•our dependence upon the level of business activity and investment by our customers for the generation of our sales revenue;
•our reliance on our majority shareholder for research and development relating to our product lines; the fact that APWC’s common shares (the “Common Shares”) are traded on a national exchange in the United States and the relative liquidity or lack thereof, based upon the historical trading volume of our publicly-traded Common Shares and the small size of our public float;
•our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost and availability of such raw materials; and
•the liquidity (or lack thereof) generally of our property and assets.
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
ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3:     KEY INFORMATION
3.A.    Selected Consolidated Financial Data
The following selected consolidated financial data is derived from the consolidated financial statements of our Company for the years ended December 31, 2022, 2021, 2020, 2019 and 2018, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto referenced in “Item 18. Financial Statements.”

	For the Year Ended December 31,
	2022	2021	2020	2019 (3)	2018(2)
	(in US$ thousands, except for earnings per share)
Income Statement Data:
Revenue	$433,893	$476,659	$313,564	$338,160	$425,940
Costs of sales	(401,363)	(455,508)	(279,686)	(313,373)	(389,692)
Gross profit	32,530	21,151	33,878	24,787	36,248
Other operating income	1,027	587	814	385	805
Selling, general & administrative expenses	(24,978)	(26,484)	(27,006)	(25,051)	(26,924)
Other operating expenses	(512)	(227)	(129)	(770)	(1,445)
Operating profit/(loss)	8,067	(4,973)	7,557	(649)	8,684
Finance costs	(1,650)	(1,251)	(744)	(1,012)	(1,378)
Finance income	120	123	320	506	482
Share of loss of associates	(1)	(1)	(1)	(3)	(3)
Exchange gain/(loss)	143	(4,425)	(579)	1,550	1,741
Other income	889	671	1,173	717	1,817
Other expense	(3)	(1)	(1)	(3)	(11)
Profit before taxes	7,565	(9,857)	7,725	1,106	11,332
Income taxes expense	(2,808)	1,345	(4,016)	(2,057)	(3,886)
Profit/(loss) for the year	$4,757	$(8,512)	$3,709	$(951)	$7,446
Attributable to:
Equity holders of APWC	$3,874	$(2,642)	$(552)	$(1,632)	$2,928
Non-controlling interests	$883	$(5,870)	$4,261	$681	$4,518
Earnings per share (1)
Basic and diluted profit/(loss) for the year attributable to equity holders of the parent	$0.19	$(0.19)	$(0.04)	$(0.12)	$0.21

	As of December 31,
	2022	2021	2020	2019 (3)	2018(2)
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$54,017	$44,507	$52,237	$53,673	$60,778
Working capital	$165,926	149,810	180,323	185,855	182,410
Total assets	$371,019	389,428	338,119	298,911	305,798
Total debts	$57,731	65,387	13,781	11,356	24,814
Net assets	$211,428	209,317	234,875	228,435	221,816
Capital stock	$206	138	138	138	138
Total APWC shareholders’ equity	$151,595	147,500	157,860	153,854	150,028
(1)The calculation of the earnings per share is based on 20,020,364 basic and diluted weighted Common Shares issued and outstanding for the year ended December 31, 2022; and was based on 13,819,669 basic and diluted Weighted Common Shares issued and outstanding for each of the year ended December 31, 2021, 2020, 2019, and 2018.
(2)Includes the impact of the application of IFRS 9 and IFRS 15.
(3)Includes the impact of the application of IFRS 16.
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
Risks Related to Our Business (for more detailed discussion, see “Risk Factors -- Risks Related to Our Business”)
•COVID-19 could have a material adverse effect on our business, financial condition and, results of operations.
•Significant volatility in copper prices could be detrimental to our Company’s profitability.
•The markets in which we operate are highly competitive and may be affected by competition with SOEs and we cannot guarantee we will have the available capital to make necessary capital expenditures.
•We operate in highly concentrated end markets, and the loss of individual customers in such markets could have a material adverse impact on our position in that market as a whole.
•Our business could be harmed if we fail to attract and retain qualified personnel.

•We are subject to certain environmental protection laws and regulations governing our operations.
•Information systems failure or cybersecurity breaches could have a material adverse effect on our Company, including on our business, financial condition, and results of operations.
Risks Related to our Financial Activities (for more detailed discussion, see “Risk Factors -- Risks Related to our Financial Activities”)
•Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.
•We are exposed to foreign exchange rate risk.
Risk Related to the Regions in Which We Operate (for more detailed discussion, see “Risk Factors -- Risks Related to the Regions in Which We Operate”)
•The performance of our Company’s Thai operations is affected by the political and economic situation in Thailand.
•Our auditor’s China affiliate, like other independent registered public accounting firms operating in China, was not subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”), and if the PCAOB determines that it is unable to inspect or investigate completely because of a position taken by the PRC government, trading in our securities could be prohibited in the U.S. and our securities could be delisted.
•The PRC legal system may limit our Company’s remedies, impacting our subsidiaries’ ability to enforce agreements in the PRC with third parties.
•The enforcement of laws, rules and regulations in the PRC can change quickly with little advance notice. Uncertainties exist with respect to the interpretation and implementation of the PRC laws regarding foreign investment, cybersecurity, personal data protection and anti-monopoly, and any change in government interpretation or enforcement could implicate our PRC subsidiaries and have a material adverse effect on us.
•PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.
•The PRC government’s control of currency conversion and expatriation of funds may affect our liquidity.
•Political or social instability, including tensions between PRC and Taiwan, may materially adversely affect our Company’s business, financial condition, and results of operations.
Risks Related to the Common Shares and APWC (for more detailed discussion, see “Risk Factors -- Risks Related to the Common Shares and APWC”)
•The Common Shares may be delisted from Nasdaq, which could affect their market price and liquidity.
•As a foreign private issuer, there is less publicly available information concerning our Company than there would be if APWC was a U.S. public company.
•Our Common Shares have a limited public float and are subject to price volatility, which could adversely affect our prevailing market price.
•APWC may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated, which could adversely affect our prevailing market price.
•Our holding company structure and potential restrictions on the payment of dividends could materially adversely affect our market price.
•APWC is incorporated in Bermuda, and investors may face limited recourse and enforceability against APWC as well as its directors and officers as compared to corporations incorporated in the U.S.

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
Our operation and production have been affected and disrupted by the outbreak of COVID-19. From April 7, 2020 to June 1, 2020, our Singapore operating units operated with reduced on site staff and approximately half of the employees worked from home due to a partial lockdown implemented by the Singapore government. In the first half of 2020, our China production facilities had been operating below normal production levels due to the mandatory measures instituted in response to COVID-19. Starting from the third quarter of 2020 we were able to resume manufacturing activities in China and Singapore. However, our operating units were subject to temporary operation adjustments in 2020 and 2021 pursuant to local emergency regulations, with an adverse impact on our results of operations. While the overall COVID-19 situation appears to have improved in countries that have rolled out vaccination campaigns, our business and operating results may be negatively impacted if the virus worsens or mutates, if vaccination efforts are unsuccessful, or if further restrictions are implemented to contain the coronavirus. In connection with COVID-19, we may experience a new shutdown or slowdown of part or all of our manufacturing facilities.
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
We are facing increased operational challenges as we take measures to support and protect employee health and safety as a result of COVID-19. For example, our Company has taken various measures to protect our employees, including temperature checks before entering the workplace, mandatory mask-wearing, social distancing and authorizing remote work. We have also implemented staggered work hours to lower the risk that our employees might get infected on public transportation if they commute during peak hours. In particular, our remote work arrangements, coupled with stay-at-home orders and quarantines, pose challenges to our employees and our IT systems, and the extension of remote work arrangements could increase operational risk, including cybersecurity and IT systems management risks, and impair our ability to manage our business. The increased operational challenges could have a material and adverse effect on our business, financial conditions, and results of operations.
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
Our Company uses a range of materials, including copper, aluminum, polyethylene and polyvinyl chloride compound in the global production of our products, which come from numerous suppliers. Our operations and those of our suppliers are subject to disruption by supply chain issues due to economic, political and other factors largely beyond our Company’s control, including COVID-19 related supplier plant shutdowns or slowdowns, component shortages, supply chain disruptions and delays, fluctuations in shipping costs, work stoppages, labor shortages, financial issues such as supplier bankruptcy, information technology failures, and hazards such as fire, earthquakes, flooding, droughts or other natural disasters, new laws or regulations, global economic or political events including terrorist attacks and war, and suppliers’ allocations to other purchasers. The effects of climate change, including extreme weather events, long-term changes in temperature levels, water availability, supply costs impacted by increasing energy costs, or energy costs impacted by carbon prices or offsets may exacerbate these risks. Any inability of suppliers to deliver parts, components and manufacturing equipment to our Company’s manufacturing facilities, and any inability to manufacture without disruption, could affect our adversely business’s performance.
The markets in which we operate are highly competitive.
The wire and cable industry in the Asia Pacific region is highly competitive, and if we fail to successfully invest in and maintain product development, productivity improvements and customer service and support, sales of our products could be materially adversely affected. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than us. We and other wire and cable producers compete primarily on the basis of product quality and performance, reliability of supply, customer service, and price. To the extent that one or more of our competitors are more successful with respect to the primary competitive factors, our business could be materially adversely affected. In addition, our Company’s business could be materially adversely impacted if low margin wire and cable manufacturers in China enter into the markets where we operate, like they have in Australia and Singapore. Our Company’s business, financial condition and results of operations may also be materially adversely affected in the event it must compete with SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. When SOE’s enter the market, it can become untenable for private enterprises in competition with SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. Certain of our products are made to common specifications and may be interchangeable with the products of certain of our competitors. Since customers could potentially substitute our products with those of our competitors, customer loyalty is an important pillar of our business’s competitive position.

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
Failure to properly execute customer projects in markets where a small number of customers are responsible for a large portion of our sales could materially adversely impact our ability to obtain similar contracts from other customers in that market and may result in material financial penalties. In certain of our markets, sales of manufactured products are highly concentrated in large SOEs or large private infrastructure developers. As those markets are often highly concentrated, the loss of individual customers in such markets could have a material adverse impact on our position in that market as a whole and could materially adversely affect our business, financial condition and results of operations.
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
Information systems failure or cybersecurity breaches could have a material adverse effect on our business, financial condition, and results of operations.
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
Cybersecurity presents risks and threats to us because intense competition in the wire and cable sector renders the Company vulnerable to theft and copying of design specifications. While our Company relies upon its majority shareholder, PEWC, for much of our Company's research and development, our Company's products are designed precisely to meet customer specifications for the applications for which they are intended. Cybersecurity risks create the potential for a material adverse impact on our Company’s business, financial condition and result of operations due to, but not limited to, losing intellectual property, implementing reactive measures, managing litigation or investigations, addressing reputational harm, or losing a competitive advantage. To date, none of the cyber incidents identified have had a material adverse effect on our business. However, we do not have visibility into all unauthorized incursions and our systems may be experiencing ongoing incursions of which we are not aware. Mitigating these risks requires ongoing management oversight to ensure that sufficient controls and procedures are in place for appropriate persons to receive pertinent cybersecurity risk information to take appropriate action. We cannot offer any assurance that those controls and procedures will be sufficient to protect against cybersecurity risks and that our business, financial condition and results of operations will not be materially and adversely affected as a result of any such failure.

Increased reliance on information systems requires the implementation of information technology (“IT”) security measures to protect networks, computers, programs and data from attack, damage or unauthorized access and ensure the confidentiality, availability and integrity of Company data. Our Company employs safeguards, both technological and contractual, in order to protect its proprietary interests and those of its customers and third-party licensors, including, without limitation, certain insurance against theft and risk of loss. However, we cannot guarantee that such safeguards will protect our Company from all types of IT and cybersecurity threats. If our Company’s IT and cybersecurity measures are compromised or otherwise fail to protect systems, networks and data, or if an event of force majeure occurs and our Company’s disaster recovery plan does not operating effectively, our Company’s business may be disrupted and stand to lose assets, reputation and business, and potentially face regulatory fines and litigation as well as the cost of remediation, which could materially adversely impact our Company’s business, financial condition and results of operations.
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
Pursuant to the Bermuda Economic Substance Act 2018 (“ESA”) which commenced December 31, 2018, an entity that falls within the scope of the ESA and carries on as a business any of the “relevant activities” referred to in the ESA, must comply with economic substance requirements. The “relevant activities” include: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entity. An in-scope entity which is engaged in any of the “relevant activities” must satisfy an economic substance test, by performing core income-generating activities in the jurisdiction, being directed and managed in the jurisdiction and, having within the jurisdiction (i) an adequate amount of operating expenditure, (ii) adequate physical presence and (iii) an adequate number of qualified full-time employees or other personnel.
Risks Related to our Financial Activities
Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.
If our business units do not generate sufficient cash flows from operations, we may be unable to make required payments on our debt, including debt secured by our or our subsidiaries’ assets. Any such failure to make any such payment could have a material adverse effect on our liquidity, business, financial condition and results of operations. In addition our debt agreements contain restrictive covenants and default provisions. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, any global economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot make assurances that we will be able to remain in compliance with our financial covenants, which, as a result, may lead to a default. Any such default may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under certain debt agreements by APWC or APWC’s subsidiaries may trigger cross-defaults under other debt agreements. In the event of default, we may not be able to cure the default or obtain a timely waiver. An event of default under any agreement governing our existing or future debt, if not cured or timely waived, could have a material adverse effect on our liquidity, business, financial condition and results of operations. Please see Section 5.B. (“Liquidity and Capital Resources”) of this Annual Report and Note 27(c) of our consolidated financial statements referenced in Item 18 of this Annual Report for a further discussion of our secured and unsecured indebtedness.

We face uncertainties relating to the phasing out of LIBOR.
The one-week and two-month USD LIBOR ceased being published after December 31, 2021.  The ICE Benchmark Administration Limited (the “IBA”), the administrator for LIBOR, announced on March 5, 2021 that it will cease publishing the remaining USD LIBOR tenors (overnight, one-month, three-month, six-month and 12-month) after June 30, 2023. In the United States, the Adjustable Interest Rate (LIBOR) Act was signed into law on March 15, 2022 directing the Federal Reserve Board of Governors to select SOFR (Secured Overnight Financing Rate) published by the Federal Reserve Bank of New York to replace LIBOR in certain financial contracts after June 30, 2023. On December 16, 2022 the Federal Reserve Board adopted a final rule implementing the LIBOR Act, which included identifying benchmark rates based on SOFR. For contracts not subject to US law, it remains to be seen whether SOFR or some other alternative reference rate will attain market acceptance as replacements of LIBOR. Discontinuation of LIBOR and uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the amounts of interest we pay under our debt arrangements and materially adversely affect our business, financial condition and results of operations.
Foreign exchange fluctuations could materially impact our financial performance and our financial condition.
Our principal operations and properties are located in the three regions that constitute our business segments, namely the North Asia, Thailand and ROW regions. Although our reporting currency is the U.S. dollar, the functional currency of our Thailand region, which accounted for 40% of sales in 2022, is the Thai Baht. The functional currencies of our ROW region, which accounted for 42% of sales in 2022, are the Australian dollar and the Singapore dollar. The functional currencies for our North Asia operations, which in total accounted for 18% of sales in 2022, are divided into two groups: (1) the PRC Subsidiaries, whose functional currency is the RMB, and (2) Crown Century, whose functional currency is the U.S. dollar. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, or the RMB against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.
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
A substantial portion of our Thai operations consist of the manufacture of telecommunication and power cables and sales of those products for use in various construction and infrastructure projects in Thailand. The performance of our

Company’s Thai operations is affected by the political and economic situation in Thailand. In recent years, the level of government involvement in infrastructure development has tended to track increases or contractions in Thailand’s gross domestic product and the Thai economy has been highly cyclical and volatile, depending for economic growth in substantial part on a number of government initiatives for economic expansion. Overall, the construction industry and infrastructure projects have slowed considerably, thereby affecting local sales, placing competitive pressure on prices and prompting our Company to rationalize Thai operations and actively seek overseas markets. Political tensions remain high in Thailand and political instability in Thailand tends to diminish governmental focus on infrastructure development projects, which can materially adversely impact the volume of sales to (and payment by) our customers who are engaged in large infrastructure projects and, consequently, materially adversely affect our business, financial condition and results of operations. In addition, our Thai operations could be materially adversely impacted if low margin wire and cable manufacturers from China, including SOEs, were to enter the Thailand market.
Our auditor’s China affiliate, like other independent registered public accounting firms operating in China, has not been subject to inspection by the PCAOB and consequently investors are deprived of the benefits of such inspection.
Our auditor, who issued the audit report included in this Annual Report, is a Taiwan-based accounting firm registered with the PCAOB and is subject to regular inspection by the PCAOB. However, our auditor’s China affiliate is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. If the PCAOB determines that it is unable to inspect or investigate completely because of a position taken by the PRC government, trading in our securities could be prohibited in the U.S. and ultimately delisted.
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

On December 2, 2021, the SEC issued amendments effective January 10, 2022 to finalize the interim final rules previously adopted in March 2021, and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA. The final rule included the SEC’s statement that a registered public accounting firm is “retained” by a registrant, as that term is used in Section 104(i) of the Sarbanes-Oxley Act, when the registered public accounting firm signs the accountant’s report on the registrant’s consolidated financial statements that is included in a registrant’s Exchange Act report.
On December 16, 2021, the SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

On August 26, 2022, the China Securities Regulatory Commission (“CSRC”) and the Ministry of Finance of the PRC (“MOF”) executed a Statement of Protocol with the PCAOB, including detailed provisions for each stage and requirement of PCAOB inspections and investigations (the “Agreement”), to facilitate the cooperation between the PCAOB and the PRC authorities needed for the PCAOB to conduct its mandated oversight of firms headquartered in mainland China and Hong Kong.

On December 15, 2022 the PCAOB issued its HFCAA Determination Report vacating its December 16, 2021 determinations as to China and Hong Kong. Should the PCAOB encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, the PCAOB noted that it would act immediately to consider the need to issue new determinations consistent with the HFCAA.

On December 15, 2022 the SEC announced that the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. The SEC noted the necessity for continued cooperation and for the PCAOB to have full access for inspections and investigations in 2023 and beyond, and absent such complete access for three consecutive years, the SEC would prohibit trading in the securities of issuers engaging those audit firms, as required by the HFCAA. The SEC stated that the PCAOB’s 2022 determination resets the three-year clock for compliance. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law amending the HFCAA by shortening the non-inspection timeline for a potential trading prohibition from three (3) years to two (2) years.

The auditor of our PRC-based subsidiaries is located in the PRC and is an affiliate of APWC’s Taiwan-based auditor that signs APWC’s audit report. As the PCAOB begins audit inspections in 2023 we cannot assure you that we will not be identified by the SEC as an issuer that has retained an auditor that, for whatever reasons, the PCAOB determines it is unable to inspect or investigate completely. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take adequate remedial measures in response thereto. If any such event were to occur, trading in our securities could be prohibited under the HFCAA. As such, we cannot assure you that we will be able to maintain the listing of the Common Shares on Nasdaq or that you will be allowed to trade the Common Shares in the United States on the “over-the-counter” markets or otherwise, which could material affect the value of the Common Shares.
The lack of PCAOB inspections in China prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm, depriving us and our investors of the benefits of such PCAOB inspections. Such inability of the PCAOB to conduct inspections of auditors in China makes it difficult to evaluate the effectiveness of our independent registered public accounting firm’s China affiliate’s audit and quality control procedures, which could cause investors and potential investors to lose confidence in our audit procedures and reported financial information.
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
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, the PRC legal system may limit our Company’s remedies, which may impact our ability to enforce agreements in the PRC with third parties, and changes in policies, laws, rules and regulations in the PRC could adversely affect us.

Our operations conducted in the PRC are governed by PRC laws, rules and regulations and our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. As these laws, rules and regulations are relatively new and quickly evolving and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws and regulations involves uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in compliance with relevant law and regulations in the future.

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

Moreover, government policies, internal rules, laws and regulations, particularly for local applications, may be varied and enacted without sufficient prior notice or announcement to the public on a timely basis, and which may be effective retroactively. Consequently, we may not be aware of a violation of a new or updated policy or rule until we are notified by the regulating authority after the violating event has occurred.

Pursuant to the “Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law” (the “Opinions”) issued by the Central Committee of the Chinese Communist Party and the State Council on July 6, 2021, among others, the PRC government seeks to strengthen judicial cooperation in cross-border supervision and law enforcement on securities activities. On December 24, 2021, the CSRC published the Provisions of the State Council of the PRC on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which, among others, clarified the scope of overseas offering and listing by a PRC company, and listed a number of circumstances where overseas offering is prohibited.

With an effective date of March 31, 2023, the CSRC on February 17, 2023 published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”). The new regulations for the filing-based administration of overseas securities offering and listing by companies that are incorporated in the PRC and the domestic operating entities of companies whose securities are indirectly offered and listed overseas (collectively referred to as "domestic companies") are, and are made up of six sets of documents, namely, the Trial Measures and five supporting guidelines. The CSRC also issued an accompanying "Notes on the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies" which provides an explanation of the Trial Measures. We are presently reviewing the Trial Measures and the changes from the prior drafts circulated by the CSRC to evaluate the impact, whether positive or adverse, that these regulations on overseas securities issuance by China-based organizations may have on our PRC operations, financial position and business strategies, particularly if we were to seek a spin-off and foreign listing of our Chinese entities.

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
Certain of our subsidiaries operate in the PRC, where the enforcement of laws, rules and regulations can change quickly with little advance notice. The PRC government may intervene or influence the operations of our PRC subsidiaries at any time, or may begin to exert more control over offerings conducted overseas. Accordingly, our business, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in the PRC generally.
The PRC economy differs from the economies of most developed countries in many respects, including the degree of government involvement and control, with a substantial portion of the productive assets in China still managed by the government. The PRC government regulates industry development by imposing industrial policies and exerting considerable direct and indirect influence on the development of the PRC economy by controlling, among others, the allocation of resources, foreign exchange, growth rate and the level of development, monetary policy, taxation and foreign investment. The PRC government has significant influence over business activities and has become more involved in regulating China based companies. Legislative and enforcement actions and trends by the PRC authorities are not always predictable. In recent years the PRC government has enhance regulation in areas such as anti-monopoly, cybersecurity and data privacy.

The PRC Anti-Monopoly Law (“AML”) includes oversight of concentration of undertakings, monopoly agreements and abusive behavior by companies with market dominance and was amended effective August 1, 2022 to include, among others, increased penalties for anti-trust violations. The State Administration for Market Regulation (“SAMR”), the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the AML, with increased investigations and the levying of significant fines. While the business of APWC may not fall within the industries where recent active anti-monopoly enforcement efforts have focused, we cannot assure you that we will not be affected, either directly or indirectly, by this increased focus. In addition, to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, including adjusting investment strategy and business arrangements, which may adversely affect our business, growth prospects, and the value of our Common Shares.

The 2017 PRC Cybersecurity Law (“CSL”) was enacted with the aim of increasing data protection, data localization, and cybersecurity in the interest of national security. Recently enacted laws include the PRC Data Security Law, effective September 1, 2021 (the “DSL”) and the Personal Information Protection Law, effective November 1, 2021 (the “PIPL”). The DSL and PIPL, together with the CSL, form the over-arching framework that governs data protection and cybersecurity in the PRC. The CSL focuses on cybersecurity and the protection of the critical information infrastructure (“CII”), the DSL focuses on regulating “important data” and data processing activities that would have an impact on national security, and the PIPL focuses on protecting personal information.

On August 17, 2021, China released the text of the “Critical Information Infrastructure Security Protection Regulations” (“CII Regulations”) which became effective September 1, 2021. Under the CII Regulations, critical information infrastructure refers to important network infrastructure and information systems, in important industries and sectors, and requires the appropriate regulatory and administrative departments in these sectors (“Protection Departments”) to formulate CII identification rules based on the actual situations of their respective sectors and submit such identification rules to the Ministry of Public Security (“MPS”) for recording. The Protection Departments are responsible for identifying the CII in their respective sectors and promptly notifying relevant operators.

On December 28, 2021, the Cyberspace Administration of China (“CAC”) and the MPS, among others, adopted Cybersecurity Review Measures (“CRM”) effective February 15, 2022, replacing the 2020 version. CRM Article I state the measures were formulated in accordance with the National Security Law of the PRC, the CSL, the DSL and the CII Regulations. The CRM require CII operators to undergo a security review if the procurement of any “network products and services” affects or may affect China’s national security. Online platform operators, holding the personal information of more than 1 million users and newly listing on foreign markets, must also report for a cybersecurity review with the Cybersecurity Review Office of the CAC. Whether the cybersecurity review requirement will apply if the listing company’s subsidiary is a PRC entity (as is the case for APWC) is undetermined.

Neither ‘important data’ nor ‘core data’ have been comprehensively defined in PRC law. ‘Important data’ is a unique category of data introduced by the CSL and adopted into the DSL, but was defined in neither law. In Q4, 2022, the National Information Security Standardization Technical Committee (TC260) released a draft guidance document, which provides a methodology and set of criteria for grading data as either ‘important data’ or ‘core data’, however the advice is not directly operational in the absence of the industry catalogues themselves and there has been no indication yet when these catalogues will be released. To the extent that any data that APWC’s PRC subsidiaries may in the future collect and process within the PRC and which falls within the scope of “important data”, APWC will be subject to various statutory obligations, such as conducting a national security review if the processing activity may affect national security, and periodically carrying out requisite risk assessments.

Compliance with current obligations and potential future obligations that may be promulgated pursuant to any of the CSL, DSL, PIPL, CII Regulations, CRM or other related laws, rules or regulations, could require us to incur additional costs and expend resources, including the updating of internal procedures and hiring of external consultants to conduct assessments, which would increase APWC’s costs and adversely affect profitability.

As final rules and implementing regulations have yet to be issued, the implications and applications of recent enforcement and legislative actions remain unclear at the moment and provide minimal guidance. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and expected to be refined and improved over time. As such, we cannot assure you that APWC and APWC’s operations in the PRC will not be affected, either directly or indirectly, by such refinement or changes in government policy, or the interpretation of, or enforcement of, such laws and regulations, which could have a material adverse effect on our business, financial condition, results of operations and the value of our Common Shares.
Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our Company’s Corporate Governance.

The PRC Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law (collectively the “FIL”) took effect January 1, 2020 and replaced the trio of prior laws governing foreign investment in China, namely, the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures, and the Law on Wholly Foreign-Owned Enterprises, together with their implementation regulations (the “Old FIL Laws”).

Several key changes under the FIL include protection of foreign IP rights and trade secrets, and equal treatment of domestic and foreign companies in government procurement. As the Old FIL Laws were repealed at the same time the FIL became effective, foreign-invested enterprises (“FIE”) became subject to the PRC Company Law and Partnership Enterprise Law, which stipulate different rules on corporate governance, voting, profit distributions and equity transfer restrictions, among others. FIEs established before the FIL’s effective date have a five-year transition period to convert to the appropriate corporate form and make necessary adjustments to their articles of association and other documents to comply with such rules, which now apply to foreign and domestic investors alike. The FIL imposes information reporting requirements on foreign investors and FIEs and any found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation. The FIL may affect our relevant corporate governance practices and increase our compliance costs. We continue our review of the provisions regarding equity interest transfers and distribution of profits or remaining assets, and the specific adjustments FIEs must undertake.

On December 27, 2021, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce of the PRC (“MOFCOM”) issued Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Version) effective January 1, 2022, replacing the 2020 Version. The wire & cable industry is not within the sector where foreign investment is prohibited or restricted in either the 2020 or 2021 Version. Accordingly, APWC’s PRC business is unlikely to be directly affected by the rules and enforcement actions targeting variable interest entity structures, even if APWC proposes a spin-off of its PRC entities and an offshore listing. However, it is not known whether these matters will be addressed by additional laws or regulations promulgated pursuant to the FIL. The Foreign Investment Law and the Implementation Regulations could be interpreted and implemented in a manner that could have a material adverse effect on our Company’s business, financial condition and results of operations.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our ability to fund and expand our business.
We conduct substantial business operations in China. We may make loans or capital contributions to our PRC subsidiaries. Loans or capital contributions by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as FIEs under PRC law, may be subject to PRC regulations and/or foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities generally cannot exceed statutory limits and must be filed with China’s State Administration of Foreign Exchange (the “SAFE”). We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the relevant governmental authorities in China.
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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Our PRC subsidiaries represent the majority of the sales in our North Asia segment, which segment constituted approximately 18% of our sales in 2022. Substantially all revenues of our subsidiaries organized under the laws of the PRC, are denominated in RMB. Shortages in the availability of foreign currency in the PRC may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade-related payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in the PRC for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in the PRC. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law and may be subject to taxation. As a result, our PRC subsidiaries may be restricted in their ability to transfer cash outside of the PRC whether in the form of dividends, loans, and advances. If our PRC subsidiaries distribute dividends, these restrictions and requirements could reduce the amount of distributions that we would receive, which could in turn restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.

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
PRC SOEs have competitive advantages and our business and operations may be materially and adversely affected in the event we must compete with such SOEs.
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
The Common Shares are currently listed on Nasdaq under the trading symbol “APWC” on the Capital Market tier. In order for the Common Shares to remain listed on the Nasdaq Capital Market tier, we must continue to meet certain minimum financial and other requirements including, without limitation, maintaining a closing bid price for the Common Shares of at least $1.00 per share. Nasdaq’s rules provide for the delisting of the Common Shares if the closing bid price for the Common Shares falls below $1.00 per share for 30 consecutive business days and we are unable to regain compliance with the applicable requirements in the time permitted by Nasdaq.
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
Given PEWC’s sizable ownership of our outstanding Common Shares, we have a limited public float, which adversely affects trading volumes and liquidity in our Common Shares. We have experienced significant share price and volume fluctuations and could be subject to continuing fluctuations in the future. The trading price of our Common Shares may fluctuate widely due to various factors, including the level of purchases or sales in our Common Shares relative to total volume of trading in our Common Shares, actual or anticipated actions by PEWC, including purchases or sales of our Common Shares by PEWC, actual or anticipated changes in our financial conditions and operating results, changes in our capital structure or liquidity including issuance of additional debt or equity to the public, changes in our dividend policy, news regarding our products or geographic markets, and broad market and industry fluctuations. This volatility in our share price, and limited trading volume in our Common Shares, could adversely affect our business and financing opportunities.
Being the subject of an activist investor campaign could cause us to incur substantial costs, divert management’s attention and resources, and have an adverse effect on our business. We have been in the past, and may continue to be, subject to proposals by activist investors urging us to take certain actions. Responding to activist campaigns is generally costly and time-consuming, as we may need to retain the services of legal, financial and communications advisors to assist APWC in responding to the activist investor’s concerns, the costs of which could negatively impact our future financial results. A campaign could also divert the attention of our directors and officers away from our business and operations, which could adversely impact our business. In addition, perceived uncertainties as to our future direction, strategy or leadership arising from an activist campaign could cause our stock price to experience periods of enhanced volatility or harm our ability to raise capital.
APWC may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated, which could adversely affect our prevailing market price.
APWC did not declare or pay any dividends for the years ended December 31, 2022, 2021, 2020 and 2019. There are a number of factors that can affect APWC’s ability to pay dividends and there is no guarantee that APWC will pay dividends in any given year or pay any specific amount of dividends. APWC may not be able, or may choose not to reinstate its dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of APWC’s Board of Directors (the “Board”) and will be dependent on our Company’s future operating results and the cash requirements of our Company’s business. In addition, APWC will not pay dividends in the event it is not allowed to do so under Bermuda law. Furthermore, since APWC is a holding company, nearly all of the assets shown on its consolidated balance sheet are held by its subsidiaries. Accordingly, APWC’s cash flow and its ability to pay dividends are dependent upon distributions from its subsidiaries. The reduction, suspension or elimination of dividends may negatively affect the market price of the Common Shares.
Our holding company structure and potential restrictions on the payment of dividends could materially adversely affect our market price.
APWC is a holding company with no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. APWC’s principal assets are the equity interests it directly or indirectly holds in its operating subsidiaries. As a holding company, APWC’s ability to pay dividends and meet its other obligations depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities operating in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserves. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries and by reason of the current cash requirements of APWC’s operating subsidiaries. Such restrictions on payments involving entities organized in PRC could adversely affect our liquidity, our business results and thus, the price of our Common Shares.

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
At present, a majority of our Board is affiliated with PEWC, and we rely on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our independent auditors and management occasionally join such meetings in the interest of communicating management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.
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
APWC has three independent directors. As of December 31, 2022, there were five additional members of our Board, all of whom are also directors or officers of, or otherwise affiliated with, PEWC, APWC’s majority shareholder. Certain of APWC’s officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of APWC’s officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which our Company and PEWC or one of its affiliates have competing interests, and in the performance by APWC and PEWC of their respective obligations under existing agreements, including the Composite Services Agreement. In addition, some of these persons devote time to the business and affairs of PEWC and its affiliates, which could reduce the amount of time available for overseeing or managing our Company’s business and affairs.
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

Principal capital expenditures consisted of purchases of property, plant and equipment totaling $3.7 million in 2022, $8.5 million in 2021 and $14.5 million in 2020, mostly for the purchase of production machinery and equipment in Thailand.
In 2023, we expect our business’ principal capital expenditures to include the purchase of new equipment to expand production capacity in Australia and Thailand. We expect total capital expenditures in 2023 to be $0.7 million based on current assumptions, although this number could change based on market conditions and other relevant factors. Our Company intends to pay for these expenditures with funds generated from its operations.
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
4.B.    Business Overview
Our Company’s Operations and Principal Activities
APWC is a holding company (incorporated in Bermuda with principal executive offices in Taiwan) that operates its business through operating subsidiaries. Through our subsidiaries, our Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, PRC, Hong Kong and certain other markets in the Asia Pacific region. Our Company also provides project engineering services in supply, delivery and installation of power cable (“SDI”). Our Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, wire and cable dealers and factories.
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
Reporting Segments and Geographic Regions
We operate our business in three reporting segments: Thailand, North Asia, and ROW. Our Company’s power cable and telecommunications cable products are primarily sold in the domestic markets of the countries where they are manufactured, whereas a portion of the enameled wires manufactured by our Company in Thailand are exported, primarily to customers throughout Southeast Asia. The following table sets forth our Company’s sales revenues for the periods indicated in its three reporting segments for its principal product lines.

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	92	46,340	135,739	182,171
Enamel	76,002	102,122	—	178,124
SDI	1,209	—	44,722	45,931
Others*	26	23,379	4,262	27,667
	77,329	171,841	184,723	433,893
*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	63,629	127,891	191,520
Enamel	107,027	105,749	—	212,776
SDI	—	—	39,476	39,476
Others*	5	28,401	4,481	32,887
	107,032	197,779	171,848	476,659
*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	48,851	78,779	127,630
Enamel	73,179	57,971	—	131,150
Fabrication	—	33,101	—	33,101
Others*	20	3,724	17,939	21,683
	73,199	143,647	96,718	313,564
*include revenues from SDI service contracts (which amounted to US$15.6 million in 2020), and the sale of other wire and cable products.
The following chart sets forth the organizational structure, as of December 31, 2022, of APWC and its principal subsidiaries, and indicates the percentage ownership or voting power of each entity. The location of the headquarters of each company is indicated in parentheses above the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

In Thailand, APWC has the following subsidiaries:
•Charoong Thai Wire & Cable Public Co. Ltd. (“Charoong Thai”), a public company listed in Thailand that is majority owned by APWC.
•Charoong Thai owns three principal subsidiaries in Thailand, namely Siam Pacific Electric Wire & Cable Co. Ltd. (“Siam Pacific”), Double D Cable Co. Ltd., and Siam Fiber Optics Co. Ltd.
Our Company produces and sells enameled wires, power cables, and telecommunication cables in Thailand. Charoong Thai is one of the leading cable manufacturers in Thailand. Our distribution channels include both direct sales to state owned entities and private sector participants in the infrastructure sector, and sales to agents for state owned entities. Sales within the Thailand region are made directly by the sales department of the APWC operating subsidiaries in accordance with terms and pricing set by the local subsidiaries. The major customers of our Company include clients working with the government and its contractors.
In North Asia, APWC has four principal subsidiaries:
•Crown Century Holdings Ltd. (“Crown Century”), which is a registered Hong Kong company majority owned by APWC,
•Shanghai Yayang Electric Co., Ltd. (“Shanghai Yayang”), a PRC company that is majority owned by Charoong Thai,
•Pacific Electric Wire and Cable (Shenzhen) Co. Ltd. (“PEWSC”), a PRC company wholly owned by Crown Century, and
•Ningbo Pacific Cable Co., Ltd. (“Ningbo”, collectively with PEWSC and Shanghai Yayang, the “PRC Subsidiaries”), a PRC company wholly owned by Crown Century.
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
In the ROW, APWC has three principal subsidiaries:
•Sigma Cable Company Pte. Ltd. (“Sigma Cable”), a Singapore entity that is majority owned by APWC,
•Epan Industries Pte. Ltd., a Singapore company that is wholly owned by Sigma Cable, and
•Australia Pacific Electric Cable Pty. Ltd. (“APEC”), an Australian company majority owned by APWC through its ownership in Crown Century and Sigma Cable.
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
In addition to these principal subsidiaries in our reportable segments, we established Asia Pacific New Energy Co. Ltd. (“APNEC”), a Taiwanese company, in Taipei City on October 26, 2018 for a new renewable energy business. APNEC seeks to develop an alternative energy business in Taiwan by availing itself of incentives provided by the Taiwan energy authority for the expansion of “green” energy alternatives. On December 15, 2022, APWC increased its investment in APNEC in the form of a capital injection of $3.9 million (or NT$120 million).  The purpose was to fund the fishery solar farm and on-train communication system integration projects. These projects remain at a development-stage and APNEC has not generated material revenue to date.
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

Payment methods for our Company’s products vary with markets and customers. The majority of sales by our Company require payment within 90 days of product delivery, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with SDI products, our Company is required to pay PEWC 100% of the cost of the products within 45 days from the date of invoice. In connection with a purchase of copper rod, our Company is required to pay PEWC the cost of the copper rod within 60 days of receipt of the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither APWC nor its operating subsidiaries offer financing for purchases of our Company’s products. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance.
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
Services
Fabrication
Our Company performs fabrication services for its customers, converting raw materials to wire and cable products. Raw materials, such as copper, aluminum, PVC, PE and optic fibers, are commodities traded on global markets with anticipated price fluctuations and currency risk. Given these risks, our Company provides fabrication services using customer-owned materials in order to limit exposure to these risks.
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
Our Company’s key suppliers include PT. Karya Sumiden Indonesia - Indonesia, Walsin Lihwa Corporation - Taiwan, Mitsubishi Corporation RtM International Pte.- Singapore, Glencore International AG.-Switzerland, and Marubeni Corporation-Japan. Our Company attempts to maintain a few weeks supply of copper rods and cathodes for its operations.

Our Company has regularly signed one-year contracts with each of its copper suppliers, pursuant to which our Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is typically pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. Our Company has not had and does not anticipate any material supply interruption or difficulty in obtaining a sufficient supply of copper rod or cathode, although the recent delays in shipping could increase our cost of acquiring copper. Our Company anticipates that its copper suppliers will be capable of providing an adequate supply of copper to meet our Company’s requirements and our Company does not anticipate any change in relations with its copper suppliers in the near term. (See Item 3D: Risk Factors-Risks Relating to our Business: “The ability of suppliers to deliver raw materials, parts and components and energy resources could affect our Company’s ability to manufacture products without disruption and in turn negatively affect our operations.”).
Our Company has historically purchased a small portion of its copper rods from PEWC. Under the Composite Services Agreement, PEWC has agreed to supply our Company on a priority basis with our copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. Our Company has diversified its copper purchases from among a number of preferred copper suppliers to ensure that our Company receives the most advantageous pricing on its copper purchases. Our Company does not currently purchase copper rods from PEWC.
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
Competition
The wire and cable industry in the Asia Pacific region is highly competitive. Our Company’s competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our Company’s markets have substantially greater manufacturing, sales, research and financial resources than us. Our Company and other wire and cable producers primarily compete on the basis of product quality and performance, reliability of supply, customer service, and price.

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
Thailand
The wire and cable industry in Thailand is highly competitive. In its various product lines, our Company competes with approximately thirty local wire and cable manufacturers and, to a lesser extent, with foreign producers for sales in Thailand of power cables, enameled wires, and telecommunications cables. Our Company is one of the five largest producers in the Thai market. Governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers. Our Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.
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
In addition to APEC, there are two major wire and cable producers with operations in Australia: Olex Cables (owned by Nexans) and Prysmian Cables, with factories in the States of Victoria and New South Wales, respectively. A significant portion of Australian market is serviced by two importers: (i) Electra Cables which reportedly imports cables from China factories; and (ii) World Wire Cables, which reportedly also sources cables from its Chinese partners to sell in the Australian market. These companies are APEC’s principal competitors. APEC is the only power cable producer in the State of Queensland and therefore seeks to take advantage of its comparative proximity to Queensland-based customers in contrast to competitors that are required to transport their products into Queensland from other states in Australia. APEC has sales offices with warehousing facilities in Sydney, Melbourne, Brisbane, and Perth in order to attract and serve customers in those regions. APEC also has a distribution agreement with one of the regional suppliers with the goal of generating additional business for the Australia operations.
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
Siam Pacific owns a 7.45 acre production facility near Bangkok, Thailand, located on its owned 26.79 acre site. Telecommunications cables and enameled wires are manufactured at this facility. The production facility constitutes a portion of certain property and assets which are pledged to financial institutions.
Charoong Thai owns a 34 acre production facility in Chachoengsao province, near Bangkok, Thailand, where telecommunications cables and power cables are manufactured. The production facility is located on a 65 acre site owned by Charoong Thai. Neither the production facility nor the land is mortgaged.
Sigma Cable produces power cables at a 19,373 square meter facility in Singapore leased from the Jurong Town Corporation (“JTC”) under a 30 year lease running from September 16, 2000 to September 16, 2030. JTC is a government-linked corporation and is Singapore’s largest industrial landlord. Building assets are pledged to United Overseas Bank.
APEC owns a 6,735 square meter power cable manufacturing facility situated on an owned 39,000 square meter land parcel in Brisbane, Australia. The manufacturing facility and land are pledged as security for a bank loan facility issued to APEC.

Shanghai Yayang ceased production in 2019 and was restructured as a trading company, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. The land-lease and buildings were pledged as security for a 2020 loan that was repaid in full in 2021. No assets at this facility are presently encumbered.
PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land has been granted for 49 years expiring in July 5, 2046. The land and building are pledged to Agricultural Bank of China as security for a $2 million bank loan.
Most of our Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment imported from Europe, the United States, Taiwan, or Japan.
The production capacity and extent of utilization of our Company’s facilities vary from time to time, and such information is considered to be commercially sensitive and proprietary information.
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
Selected Operating Data
Results are analyzed and reported along the lines of our three principal business segments, consisting of the North Asia, Thailand, and ROW regions. Included in the summary table below are certain results within our three business segments with regard to net sales, operating profit, and operating profit margin for the designated periods.

Operating Results

	For the year ended December 31,
	2022	2021	2020
	(US$’000 except for percentages)
Net Sales:
North Asia region	$77,329	$107,032	$73,199
Thailand region	171,841	197,779	143,647
ROW region	184,723	171,848	96,718
Total	$433,893	$476,659	$313,564
Operating profit/(loss):
North Asia region	$241	$4,523	$3,087
Thailand region	2,636	(13,537)	11,250
ROW region	7,768	6,690	(4,492)
Corporate expenses & adjustments	(2,578)	(2,649)	(2,288)
Total operating (loss)/profit	$8,067	$(4,973)	$7,557
Operating profit/(loss) margin:
North Asia region	0.31%	4.23%	4.22%
Thailand region	1.53%	(6.84)%	7.83%
ROW region	4.21%	3.89%	(4.64)%
As of December 31, 2022, APWC is approximately 80.96% beneficially owned and controlled by PEWC, with the remaining approximately 19.04% of the issued and outstanding Common Shares being publicly-traded in the United States and listed on Nasdaq. Based upon a review of Schedule 13D and 13G filings made with the SEC by shareholders, and a review of the share register maintained by APWC’s transfer agents in Bermuda and the U.S., we are not aware of any shareholders residing in the jurisdictions where our Company has business operations. While our Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where our Company operates, that impact is not a function of APWC’s shareholder base. Inflation has, and may continue to, increase the cost of raw materials and operating expenses for our Company. If inflationary pressure persists, we may not be able to maintain our operating margins even if we raise the price of our products.

Year Ended December 31, 2022 Compared with Year Ended December 31,2021

	For the Year Ended December 31,
	2022	2021	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$433,893	$476,659	$(42,766)	(9.0)
Costs of sales	(401,363)	(455,508)	54,145	(11.9)
Gross profit	32,530	21,151	11,379	53.8
Other operating income	1,027	587	440	75.0
Selling, general and administrative expenses	(24,978)	(26,484)	1,506	(5.7)
Other operating expenses	(512)	(227)	(285)	125.6
Operating profit/(loss)	8,067	(4,973)	13,040	(262.2)
Finance costs	(1,650)	(1,251)	(399)	31.9
Finance income	120	123	(3)	(2.4)
Share of loss of associates	(1)	(1)	—	—
Exchange loss	143	(4,425)	4,568	(103.2)
Other income	889	671	218	32.5
Other expense	(3)	(1)	(2)	200.0
Profit/(loss) before tax	7,565	(9,857)	17,422	(176.7)
Income taxes benefit/(expense)	(2,808)	1,345	(4,153)	(308.8)
Profit/(loss) for the year	4,757	(8,512)	13,269	(155.9)
Attributable to:
Equity holders of APWC	3,874	(2,642)	6,516	(246.6)
Non-controlling interests	883	(5,870)	6,753	(115.0)

General
Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including impacts from COVID-19, currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2022 and 2021.
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

Average copper prices per metric ton decreased by 5.37% from $9,314 in 2021 to $8,814 in 2022 (annual average). Copper prices indicated in this Annual Report are quoted from the index published by the LME. The 2022 and 2021 average copper prices were as follows:

		2022	2021
Average LME copper price ($/Ton)	Q1	9,984	8,479
	Q2	9,525	9,711
	Q3	7,741	9,371
	Q4	8,005	9,697
	Year	8,814	9,314
The average copper price in March 2023 on the LME was $8,835 per ton.
Revenue
Revenue from the North Asia region decreased by $30 million, or 28%, from $107 million in 2021 to $77.3 million in 2022. The decrease was attributable to decreased sales volume primarily due to the impact of the conflict in Ukraine. The price of raw materials, crude oil, and natural gas rose, which squeezed the export market for home appliances and electronic consumer products, and export volume shrank. Also negatively affecting revenue were China’s 2020-2022 COVID lockdowns and the Sino-American trade war, which disrupted supply chains and the world economy.

Revenue from the Thailand region decreased by $25.9 million, or 13%, from $197.8 million in 2021 to $171.8 million in 2022. The decrease was attributable primarily to the decrease in sales to the public sector in 2022 and depreciation of the Thai Baht, which depreciated by 9.71% compared to 2021.

Revenue increased by $12.9 million, or 7%, from $171.8 million in 2021 to $184.7 million in 2022 in the ROW region. Increased product sales due to orders released to the market, after the Singapore government removed certain COVID-19 restrictions. A decline in the demand for cables decreased the revenues in Australia.
Gross Profit
Gross Profit increased by $11.4 million, or a 53.8% change, from $21.2 million in 2021 to $32.5 million in 2022. The gross profit margin was 7.5% in 2022 compared to 4.4% in 2021. The increase in gross profit margin was primarily attributable to the effects of copper price fluctuations, which decreased loss on onerous contracts and diminution in the value of inventory in 2022 in the Thailand region.
Operating Profit
Operating profit for 2022 was $8.1 million, representing an increase of $13 million, or 262.2%, from the operating loss of $(5) million in 2021.
The operating profit margin of the North Asia region decreased from 4.23% in 2021 to 0.31% in 2022. The decrease resulted from a decrease in sales volume and the fluctuation of copper prices.
The operating profit margin of the Thailand region increased from (6.84)% in 2021 to 1.53% in 2022. The operating profit increase was the result of a 13.5% drop in copper prices compared to the end of 2021.
The operating profit margin of the ROW region slightly increased from 3.89% in 2021 to 4.21% in 2022 due to the increased sales volume in Singapore.
Finance Cost
Our finance costs consist mainly of interest on bank loans and borrowings. Interest costs increased to $1.7 million in 2022 compared to $1.3 million in 2021. Interest-bearing loans and borrowings decreased to $57.7 million in 2022 compared to $65.4 million in 2021. The increase in interest is due to the increase in interest rates in various countries, and the decrease in loan balance is due to the decrease in the required working capital due to the decrease in revenue.
Finance Income
Our finance income consists of interest earned on bank deposits. Interest income were $0.1 million in both 2021 and 2022.
Share of Loss of Associates
Our share of loss remained consistent in 2022 compared to that of 2021. This was primarily due to the loss that our Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.
Exchange Gain/(Loss)
The exchange gain of 2022 was primarily attributable to the depreciation of Thai Baht and appreciation of Chinese RMB. The exchange rates on December 31, 2022 and 2021 are listed below, based on the Noon Buying Rate. Note that they do not reflect the exchange rates at which transactions actually took place.

	As of December 31,
	2022	2021
Foreign currency to US$1:
Thai Baht	34.59	33.33
Singapore $	1.340	1.352
Australian $	1.470	1.377
Chinese RMB	6.897	6.373
Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
Income taxes
Income tax expense was $2.8 million in 2022 compared to ($1.3) million in 2021. Increase in taxation over the period 2021 to 2022 was largely due to better earnings in Thailand in 2022.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

	For the Year Ended December 31,
	2021	2020	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$476,659	$313,564	$163,095	52.0
Costs of sales	(455,508)	(279,686)	(175,822)	10.7
Gross profit	21,151	33,878	(12,727)	(37.6)
Other operating income	587	814	(227)	(27.9)
Selling, general and administrative expenses	(26,484)	(27,006)	522	(7.8)
Other operating expenses	(227)	(129)	(98)	83.2
Operating (loss)/profit	(4,973)	7,557	(12,530)	1264.4
Finance costs	(1,251)	(744)	(507)	26.5
Finance income	123	320	(197)	(61.6)
Share of loss of associates	(1)	(1)	—	66.7
Exchange gain/(loss)	(4,425)	(579)	(3,846)	664.2
Other income	671	1,173	(502)	(42.8)
Other expense	(1)	(1)	—	66.7
Profit before tax	(9,857)	7,725	(17,582)	(227.6)
Income taxes expense	1,345	(4,016)	5,361	(95.2)
Profit/(loss) for the year	(8,512)	3,709	(12,221)	490.0
Attributable to:
Equity holders of APWC	(2,642)	(552)	(2,090)	66.2
Non-controlling interests	(5,870)	4,261	(10,131)	(237.8)
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

Gross Profit

Gross Profit decreased by $12.7 million, or a 37.6% change, from $33.9 million in 2020 to $21.2 million in 2021. The gross profit margin was 4.4% in 2021 compared to 10.8% in 2020. The decrease of gross profit margin was primarily attributable to the effects of copper price fluctuation, which increased loss on onerous contracts and diminution in the value of inventory in 2021 in the Thailand region.

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
5.B.    Liquidity and Capital Resources
As of December 31, 2022, we had $54 million in cash and cash equivalents, primarily in bank accounts and cash on hand. The majority of this cash and cash equivalents was held at our operating subsidiaries in Thai Bhat, U.S. dollars, and Chinese RMB. Our current sources of cash are our cash on hand, cash generated by our operations, and our credit facilities. Our liquidity is primarily utilized for the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.
We maintain several revolving working capital and overdraft credit facilities with various commercial bank groups and financial institutions (the “Facilities”). As of December 31, 2022, the total amount of the Facilities was approximately $254.9 million and the unused amount of the Facilities was approximately $162.1 million (taking into account letters of credit issued thereunder). The Facilities do not have termination dates but are reviewed annually for renewal. There is no seasonality to our Company’s borrowing. For details of our Company’s bank loans and borrowings, see Note 11(b) to our consolidated financial statements. As of December 31, 2022, a majority of the short-term bank loans and borrowings were held at variable interest rates, whereas the long-term bank loans were held at a fix interest rate.
Except for foreign currency forward contracts, our Company did not use other derivatives to hedge financial risks in 2022. Please refer to Note 11(c) and Note 27 to our consolidated financial statements for information about the management of financial risks.
In February 2022, we completed a rights offering in which we received gross proceeds of approximately $8.3 million, before expenses of the rights offering, from the sale of 6,796,558 Common Shares. The net proceeds of the rights offering will be used for general working capital and corporate purposes. The Company’s controlling shareholder, PEWC, purchased 6,259,924 Common Shares which included an exercise of over-subscription rights. Please see Item 10 of this Annual Report for additional information regarding the rights offering.
On July 10, 2020, APWC entered into a secured loan agreement (the “Secured Loan”) with PEWC as lender. In August 2020, we borrowed the principal amount of $6 million at a fixed 3% rate of interest under the Secured Loan, pledging our Company’s 98.3% ownership stake in Sigma Cable as collateral. The Secured Loan was repaid in full in 2021, the facility was terminated and the shares pledged as collateral are unencumbered.
APWC has no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. As a holding company, APWC’s ability to pay dividends, as well as to meet its other obligations such as holding company needs, depends mainly upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments.
The working capital and capital expenditure needs of APWC’s operating subsidiaries are primarily funded and met by their own operations and borrowings from banks. APWC does not fund the operations or capital expenditure needs of its subsidiaries on an ordinary course basis. However, the Board may authorize contributions from time to time to its subsidiaries on an as-needed basis. There were no contributions from APWC to any of our subsidiaries for the years ended December 31, 2022, 2021, or 2020.
Of the $54 million in cash and cash equivalents that we had on hand as of December 31, 2022, $5.4 million was held at APWC, and the remainder was held by its subsidiaries. APWC uses its cash position to pay operating expenses and other obligations. All of the Facilities are at the subsidiary level; APWC does not have any Facilities. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in their loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries and by reason of the current cash requirements of its operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.
Net cash provided by operating activities in the year ended December 31, 2022 was $6.6 million, as compared to $41.6 million of net cash used by operating activities in the year ended December 31, 2021.
Net cash used by operating activities in the year ended December 31, 2021 was $41.6 million, as compared to $16.4 million of net cash provided by operating activities in the year ended December 31, 2020. The increase in cash used from operations was primarily due to higher copper prices compared to 2020.
Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our DSO for 2022 was 78 days, as compared to 71 days for 2021. The change was primarily due to the pandemic being effectively controlled, as the impact of COVID-19 boosted the DSO for 2022. We have in place policies across our Company that emphasize the importance of continuous focus on collection efforts.
In 2022, cash used in investing activities was $2.7 million compared to $6.2 million used in investing activities in 2021. The decrease in net cash used in investing activities was primarily attributable to decreased purchases of property, plant and equipment in 2022.
In 2021, cash used in investing activities was $6.2 million compared to $20.3 million used in investing activities in 2020. The decrease in net cash used in investing activities was primarily attributable to decreased purchases of property, plant and equipment in 2021.
Net cash inflows from financing activities were $9.6 million in 2022. The cash inflows in 2022 were primarily attributable to a decrease in borrowings.
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

The following table sets forth our Company’s contractual obligations as of December 31, 2022:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-5 years	More than 5 years
Interest-bearing loans and borrowings	$60,973	46,087	10,016	4,870
Lease obligations	2,909	788	1,542	579
Capital commitment relating to factory building improvement and acquisition of machinery	670	630	40	—
Purchase obligations for raw materials	224,655	224,655	—	—
	$289,207	272,160	11,598	5,449
Our Company has not entered into any transactions with unconsolidated entities whereby our Company has financial guarantees or other contingent arrangements that expose our Company to material continuing risks, contingent liabilities, or any other obligation in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to our Company.
5.C.    Research and Development
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
5.D.    Trend Information
We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:
•Uncertainty arising from the volatility in the cost of copper, our principal raw material.  The yearly average copper price per ton increased from $6,169 in 2020 to $9,314 in 2021, and decreased to $8,814 in 2022. Copper prices reached a record high in March 2022, with the monthly average copper price of $10,237 per ton. Under our business model, our Company, like other companies in the industry, is affected by movements in the price of copper, our principal raw material. (See “Item 3. Key Information–Risk Factors–Risks Relating to our Business–Significant volatility in copper prices could be detrimental to our profitability” for more information about the effects of movements in the price of copper on our Company.)
•Fluctuations in the demand for our products in the markets in which we do business. Demand for our products in the markets in which we do business fluctuates based upon variations in the level of governmental and private investments in communications, power and industrial projects and programs that utilize our products. We are not an end-user of our products and, therefore, we depend upon the requirements of our customers to generate sales.
(See “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”)
5.E.    Critical Accounting Estimates
The critical accounting estimates and judgements and those that are most significant in connection with our financial statement policies are set out in Note 3.23 of our consolidated financial statements referenced in Item 18 of this Annual Report, which are prepared in accordance with IFRS as issued by the IASB.
Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and result may differ from our assumptions and estimates, which could materially affect our consolidated financial statement.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.    Directors and Senior Management
APWC has one class of directors with each director entitled to one vote on any matters presented to the Board, and none of the directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights. The Bye-Laws provide that a quorum consists of a majority of the directors then in office. As of December 31, 2022, APWC's Board was comprised of eight (8) directors, including its three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at APWC’s most recent annual general meeting of shareholders (the “2022 AGM”) held on September 16, 2022, the shareholders set the minimum number of directors at two (2) and the maximum number of directors at nine (9). Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of APWC. All directors are subject to annual election by the shareholders of APWC. Each of the directors was reelected at APWC’s 2022 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Ocorian Services (Bermuda) Limited.	N/A	Assistant Resident Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
David Sun	December 22, 1953	Director
Fang Hsiung Cheng	May 31, 1942	Director
George Sun	April 4, 1951	Director
Lee Gai Poo	February 28, 1957	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
Cody Wu	October 29, 1954	Chief Operating Officer
Ivan Hsia	August 14, 1973	Chief Financial Officer
Daphne Hsu	August 12, 1962	Financial Controller
Certain officers and directors of APWC are or were also officers or directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of our Board and senior management is as follows:
Mr. Anson Chan has been an independent member of our Board and a member and Chairman of both the Audit Committee and Compensation Committee since 2007. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was elected as a director of A SPAC II Acquisition Corp. in May 2022. Mr. Chan was a Senior Advisor to Elliott Associates from 2005 to 2008. He is also a Certified Public Accountant in the U.S. and a Charted Accountant in Ontario, Canada.
Dr. Lambert Ding has been an independent member of our Board since 2011. Dr. Ding is the president and CEO of Union Environmental Engineering Services and was an Associate Professor at Yuan Ze University. Dr. Ding holds a Doctor of Philosophy degree from the University of Southern California, conferred in 1989. He is also a Registered Environment Assessor and holds several patents. Dr. Ding serves as a member of the Audit Committee and Compensation Committee.
Dr. Yichin Lee has been an independent member of our Board and served on the Audit Committee since 2007, a member of PEWC's Board of Supervisors since 2022. He is also a member of the Compensation Committee. Dr. Lee is the Managing Director of FCC Partners. Dr. Yichin Lee holds a doctorate degree in Resource Planning and Management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee, a former Board member.
Mr. Chang Hung Sen was elected to the Board at the 2022 AGM and had been a member of our Board since 2021. He resigned his position as a director of APWC effective October 22, 2022.

Mr. David Sun has been a member of our Board since 2007. He also serves as Managing Director of Charoong Thai. Mr. David Sun and Mr. George Sun are siblings.
Mr. Fang Hsiung Cheng has been a member of our Board since 2006. He also serves as Assistant Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng, a former Board member.
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
Mr. Yuan Chun Tang has been a member of our Board since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as APWC’s Chairman from 2005 to 2009. He has also served as Chairman of PEWC since 2004. Mr. Yuan served as the Director of the Taiwan Cogeneration Corporation. from 2005 to 2008. Mr. Yuan has also served as Chairman of the Taiwan Electric Wire & Cable Industries Association since 2004. He has served since 1998 as a Supervisor of the Importers and Exporters Association of Taipei and since 2004 as a Director of the Chinese National Federation of Industries in Taiwan.
Mr. Ivan Hsia has been Chief Financial Officer of APWC since August 1, 2013. Mr. Hsia previously served as the Deputy CFO of APWC. Prior to that, he served as the Senior Internal Audit Manager of APWC. Before joining APWC, Mr. Hsia was the head of internal audit at Newegg.com in Los Angeles, CA, USA.

Mr. Cody Wu has served as Chief Operating Officer of APWC since May 1, 2022. From 1980 to 2006, Mr. Wu held several positions at PEWC, including Engineer, Quality Assurance Department; Section Manager, Production Department; and Factory Manager. He was appointed General Manager of Shanghai Yayang in September 2006 and appointed General Manager of PEWSC in April 2013.
Ms. Daphne Hsu has been Financial Controller of APWC since March 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.
The Common Shares currently trade on Nasdaq's Capital Market tier. APWC utilizes Nasdaq's “controlled company exemption” that is available to issuers under the rules of Nasdaq as our Board is not composed of a majority of independent directors. The “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. As of December 31, 2022, PEWC owned and controlled, directly or indirectly, approximately 80.96% of the issued and outstanding Common Shares of APWC.
No service contracts exist between any officers or current directors and APWC, or any of its subsidiaries, providing for benefits upon termination of employment.
APWC has no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.
Diversity
Our Board diversity matrix is set out below.

Board Diversity Matrix (As of December 31, 2022)
Country of Principal Executive Offices:	Taiwan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	8	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	8	—	—
6.B.    Compensation
The aggregate amount of compensation paid by us to all of APWC’s directors and members of its administrative, supervisory or management bodies (“Senior Management Members”), as a group, for services in all capacities during 2022 was approximately $2 million. The annual compensation of APWC’s directors and Senior Management Members on an individual basis for services in all capacities is not required to be disclosed under the laws of Bermuda.
In 2022, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of APWC or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board or any of its committees.
No funds or provisions have been set aside or accrued by APWC or its subsidiaries to provide pension, retirement or similar benefits to directors or management except for government mandated programs. No equity compensation, including options, is included as part of the compensation for directors or Senior Management Members.
6.C.    Board Practices
Audit Committee
The Audit Committee of the Board primarily functions to assist the Board in its oversight of: (i) the reliability and integrity of accounting policies and financial reporting and disclosure practices and (ii) the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and Company policy and an adequate system of internal controls, management of business risks and safeguarding of assets. The Audit Committee also oversees the appointment and remuneration of the Company's independent auditors.
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

The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. The Compensation Committee may invite members of management to its meetings as it deem appropriate in order to participate and provide input in a non-voting capacity. However, the Compensation Committee meets regularly without members of management present and in no event is any officer present at a meeting of the Compensation Committee where their compensation or performance is discussed or determined.
6.D.    Employees
As of December 31, 2022, 2021, and 2020, our Company employed a total of 1,207, 1,190, and 1,216 employees, of which administrative and management personnel accounted for 13.6%, 13.8%, and 13.7%, respectively. The rest were classified as production personnel that usually organized into two 12-hour shifts or three 8-hour shifts for continuous factory operations.
Our Company’s employees located in the Thailand, North Asia, and ROW regions in terms of percentage were respectively 65%, 18.4%, and 16.6% as of December 31, 2022; 66.5%, 17.9%, and 15.6% as of December 31, 2021; 65.2%, 19.2%, and 15.6% as of December 31, 2020.
Our Company offers a range of employee benefits, which it believes are comparable to industry practice in its local markets. Such benefits include performance-based pay incentives, medical benefits, vacation, pension, housing for a small number of workers in Singapore and Thailand, and a small housing supplement for other workers. Our Company also provides training programs for its personnel designed to improve worker productivity and occupational safety.
Presently, there is no group bonus, profit-sharing or stock option plan. However, some of APWC’s subsidiaries have bonus or profit-sharing plans based on individual performance and fiscal year profitability of the particular subsidiary, which plans are generally in accordance with industry practice and market conditions in their respective countries.
Our Company has several defined contribution plans covering its employees in Australia, the PRC, Singapore, Thailand, and Taiwan. Additionally, our Company has defined benefit plans in accordance with Thailand labor laws. Pursuant to these defined benefit plans, our Company pays a retiring employee at its Thai subsidiaries from one to twenty-six times such employee’s salary rate during his or her final month, depending on the length of service. During 2022, our Company’s total expenses under this labor law were $0.6 million. These defined benefit plans are not funded and the amount is recognized and included in Employee Benefit Liabilities on our Company’s balance sheet. Our Company settles its obligations as and when employees retire. The accumulated benefit obligations under these plans amounted to $8.9 million as at December 31, 2022. For further information related to these employee benefit plans, see Note 21 of our consolidated financial statements referenced in Item 18 of this Annual Report.
Approximately 11% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, our Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. Our Company believes that approximately 100% of the employees of PEWSC are members of their Company Workers’ Union. These unions generally operate in accordance with related labor regulations in China. Approximately 16% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of APWC’s other operating subsidiaries are members of a union.
Our Company has never experienced a strike or other disruption due to a labor dispute. Our Company considers its employee relations to be satisfactory and has not experienced difficulty attracting and retaining qualified employees.
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
ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders
As of December 31, 2022, there were 20,616,227 Common Shares issued and outstanding, excluding a total of 11,100 treasury shares. In January 2022, APWC distributed, at no charge to its shareholders, non-transferable subscription rights to purchase additional Common Shares to all of its shareholders. This rights offering expired on January 31, 2022, and was oversubscribed. Pursuant to this rights offering, PEWC and its two subsidiaries that hold Common Shares, Moon View Ventures Limited and Pacific Holdings Group, acquired additional Common Shares as follows: (i) PEWC, which exercised 1,410,739 basic subscription rights at an investment of $846,443, was issued 693,806 additional Common Shares; (ii) Moon View, which exercised 7,661,235 basic subscription rights and exercised over-subscription rights for a total investment of approximately $5,975,389, was issued 4,897,859 additional Common Shares; and (iii) Pacific Holdings, which exercised 1,358,795 basic subscription rights at an investment of $815,277, was issued 668,259 additional Common Shares. As a result of this rights offering, APWC’s issued and outstanding shares increased from 13,819,669 to 20,616,227 shares, and PEWC’s aggregate ownership of our Common Shares increased from 10,430,769 to 16,690,693 shares, representing an increase in percentage ownership from 75.48% to 80.96%. While the remaining publicly traded Common Shares increased from 3,388,900 to 3,925,534 shares, the ownership percentage in APWC represented by such Common Shares decreased from 24.52% to 19.04%.
The following table sets forth certain information regarding beneficial ownership of the Common Shares as of March 31, 2023 by (i) all persons who are known to APWC to own beneficially more than five percent of the Common Shares and (ii) APWC’s executive officers (Senior Management Members) and directors as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attaching to the Common Shares below are the same as those attaching to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	16,690,693	80.959%
Directors and Executive Officers (Senior Management Members) of APWC	94,834	0.460%
_____________________________
(1)PEWC beneficially owns 2,104,545 shares directly and the remaining shares indirectly, as a result of (i) PEWC's control of its wholly-owned subsidiary Moon View Ventures Limited, a BVI company, which owns of record 12,559,094 Common Shares and (ii) PEWC's control of its indirect wholly-owned subsidiary Pacific Holdings Group, a Nevada corporation, which owns of record 2,027,054 Common Shares.
Based upon a review of the records of APWC’s U.S. transfer agent, including a list of non-objecting beneficial holders, as of December 31, 2022, APWC believes there are more than 400 record holders in the United States, representing approximately 18% of the Common Shares outstanding as of such date, although that constitutes only APWC’s best estimate of the number of U.S. beneficial holders.
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
Under the terms of the Composite Services Agreement, our Company pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to our Company’s operating units. The assigned managers assist our Company in implementing the results of certain research and development conducted by PEWC and made available by PEWC to our Company under the terms of the Composite Services Agreement. The assigned managers also assist our Company in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The annual management fee was approximately $172 in 2022, $153 in 2021 and $133 in 2020.
On July 10, 2020, APWC and PEWC entered into a secured loan agreement pursuant to which in August 2020 we borrowed the principal amount of $6 million from PEWC, at a fixed 3% interest rate and secured by a pledge of our

Company’s 98.3% ownership stake in Sigma Cable. Our Company used the proceeds from the Secured Loan for working capital and purchases of capital equipment. In June 2021, the loan was repaid in full to PEWC, and the loan facility was terminated.
To the extent that transactions occur in the future between our Company and PEWC, or affiliates of PEWC, other than under the Composite Services Agreement, such transactions will be entered into on an arm’s length basis on terms no less favorable than those available from unaffiliated third parties.
Additional details regarding related party balances as of December 31, 2022 and related party transactions are disclosed in our audited consolidated financial statements referenced in “Item 18. Financial Statements.” Please refer to Note 24 of our consolidated financial statements presented herewith.
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
While our Board approved a dividend policy in 2016 with the stated goal of paying annual cash dividends of at least 25% of APWC’s net post-tax audited consolidated profits attributable to shareholders, our Board determined not to pay a dividend since 2019, taking into account our Company’s funding needs and business performance. At this time, we do not anticipate paying any dividends, or otherwise making any distributions or transfers, to our shareholders in 2023.
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
8.B.    Significant Changes
Please see Note 29 (Subsequent Events) to the consolidated financial statements referenced in Item 18 hereof for information on recent material events, which contains information regarding the declaration of a cash dividend by the Board of Directors of Charoong Thai. There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2022 that have not been described herein or in such Note 29.

ITEM 9:    THE OFFER AND LISTING
The Common Shares currently trade on the Nasdaq Capital Market tier under the trading symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.
ITEM 10:    ADDITIONAL INFORMATION
10.A.    Share Capital
As of December 31, 2022, there were 20,627,327 Common Shares issued, with 20,616,227 Common Shares issued and outstanding and 11,100 Common Shares held in treasury.
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
The rights offering included an over-subscription privilege, which permitted each rights holder that exercised its subscription rights in full the option to purchase additional Common Shares that remained unsubscribed at the expiration of the rights offering. The over-subscription privilege was subject to the availability and allocation of shares among holders exercising their over-subscription privilege. The Common Shares issued as part of the over-subscription privilege were allocated pro-rata among shareholders who exercised their over-subscription rights based on the number of shares each such shareholder owned on the record date, taking into account the investment amount that each such shareholder allocated toward over-subscription rights.
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
The objects under which APWC is formed and incorporated under its Memorandum of Association are:
(1)to carry on business as a holding company and to acquire and hold shares, stocks, debenture stocks, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debentures, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, whether in Bermuda or elsewhere, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of the Company’s investments for the time being;

(2)to acquire any such shares and other securities as are mentioned in the preceding paragraph by subscription, syndicate participation, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof;
(3)to co-ordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of any company or companies now or thereafter incorporated or acquired which may be or may become a company, wherever incorporated, which is or becomes a holding company or a subsidiary of, or affiliated with, the Company within the meanings respectively assigned to those terms in The Companies Act 1981, or with the prior written approval of the Minister of Finance, any company or companies now or hereafter incorporated or acquired with which the Company may be or may become associated;
(4)packing of goods of all kinds;
(5)buying, selling and dealing in goods of all kinds;
(6)designing and manufacturing of goods of all kinds;
(7)mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale or use;
(8)exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products;
(9)scientific research including the improvement, discovery and development of processes, inventions, patents, and designs and the construction, maintenance and operation of laboratories and research centers;
(10)land, sea and sir undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;
(11)ships and aircraft owners, managers, operators, agents, builders and repairers;
(12)acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;
(13)travel agents, freight contractors and forwarding agents;
(14)dock owners, wharfingers, warehousemen;
(15)ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;
(16)all forms of engineering;
(17)acquiring by purchase or otherwise and holding as an investment inventions, patents, trademarks, trade names, trade secrets, designs and the like;
(18)buying, selling, hiring, letting and dealing in conveyances of any sort;
(19)employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kinds;
(20)to acquire by purchase or otherwise hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wherever situated; and
(21)to enter into any guarantee contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filing or about to fill situations of trust or confidence.

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
APWC’s authorized share capital as of December 31, 2022 was $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share. Of which, as of December 31, 2022, and as of the date of the filing of this Annual Report, there were and are 20,627,327 Common Shares issued of which 20,616,227 Common Shares are issued and outstanding and eligible to vote. There were 11,100 Common Shares issued (but not outstanding and not currently eligible to vote) and held as treasury shares by APWC.
•Holders of the Common Shares have no preemptive, redemption, conversion or sinking fund rights.
•Holders of the Common Shares are entitled to one vote per share on all matters submitted to a poll vote of holders of Common Shares and do not have any cumulative voting rights.
•In the event of APWC’s liquidation, dissolution or winding-up and subject to any alternative resolution that may be pursued by APWC’s shareholders, the holders of Common Shares are entitled to share ratably in APWC’s assets, if any, remaining after the payment of all of APWC’s debts and liabilities.
•APWC’s issued and outstanding Common Shares are fully paid and non-assessable.
•Additional authorized but unissued Common Shares, and issued shares held in treasury, may be issued or conveyed by the Board without the approval of the shareholders.
The holders of Common Shares will receive such dividends, if any, as may be declared by the Board out of funds legally available for such purposes. APWC may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:
•APWC is, or after the payment would be, unable to pay its liabilities as they become due; or
•the realizable value of APWC’s assets after such payment or distribution would be less than the aggregate amount of its liabilities.
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

If a poll is demanded, each shareholder who is entitled to vote and who is present in person or by proxy has one vote for each Common Share entitled to vote on such question. A poll may only be demanded under the Bye-Laws by:
•the chairman of the meeting;
•at least three shareholders present in person or represented by proxy;
•any shareholder or shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having voting rights; or
•a shareholder or shareholders present in person or represented by proxy holding Common Shares conferring the right to vote on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Common Shares.
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
Variation of Rights
APWC may issue more than one class of shares and more than one series of shares in each class. The rights attached to any class of shares may be altered or abrogated either:
•with the consent in writing of the holders of more than fifty percent of the issued shares of that class; or
•pursuant to a resolution of the holders of such shares.

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
Transfer Restrictions
The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share. The Board may also refuse to register an instrument of transfer of a share unless:
•the instrument of transfer is duly stamped, if required by law, and lodged with APWC;
•the instrument is accompanied by the relevant share certificate for the shares to which it relates, and such other evidence as the Board shall reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained; and
•subject to the Companies Act, the Bye-Laws and any directions of the Board from time to time in force, the secretary of APWC may exercise the powers and discretions of the Board with respect to: (i) the transfer of shares by a shareholder by way of an instrument of transfer in the usual common form and (ii) sending to a notice of refusal to register a transfer of shares where the Board declines to register such transfer, within three months after the date on which the instrument of transfer was lodged.
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
The office of a director will be vacated in the event of any of the following:
•if he resigns his office by notice in writing to be delivered to APWC’s registered office or tendered at a meeting of the Board;
•if he becomes of unsound mind or a patient for any purpose under any statute or applicable law relating to mental health and the Board resolves that his office is vacated;
•if he becomes bankrupt or enters into a general settlement with his creditors;
•if he is prohibited by law from being a director; or
•if he ceases to be a director by virtue of the Companies Act or is removed from office pursuant to the Bye-Laws.
Directors’ remuneration is determined by APWC’s shareholders during general meetings. Directors may also be paid all reasonable travel, hotel, and other expenses properly incurred in attending meetings of the Board, meetings of any committee appointed by the Board, general meetings of the shareholders of APWC, or any meetings in connection with the business of APWC or their duties as Directors generally. There are no age limit requirements regarding retirement or non-retirement of directors. Holding shares is not a requirement in order to be appointed as a director of APWC.
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
Under Bermuda law, the holders of:
•an aggregate of not less than twenty percent in par value of a company’s issued share capital or any class thereof; or
•not less in the aggregate than twenty percent of the company’s debentures entitled to object to amendments to its memorandum of association, have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution amending the memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose.
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
10.C.    Material Contracts
Composite Services Agreement
Our Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. APWC and PEWC are parties to a Composite Services agreement dated November 7, 1996, which APWC has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of our Company and PEWC and confers certain preferential benefits on our Company. In 2022, there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,
•PEWC agrees to (a) sell copper rod to our Company, upon our Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to our Company over other purchasers of copper rod from PEWC.
•Our Company has the right to distribute any wire or cable product manufactured by PEWC in all markets in which our Company presently distributes or develops the capability to distribute in the future such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC is not required to grant to our

Company the right to distribute products manufactured by PEWC in the future in markets where our Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to our Company.
•Each of PEWC and our Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where our Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless our Company and PEWC mutually agree otherwise, our Company has the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of our Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC has agreed to arrange for our Company to participate to the extent possible.
•PEWC agrees to make available to our Company, upon our Company’s request and on terms to be mutually agreed between PEWC and our Company from time to time, certain services and technology with respect to the design and manufacture of wire and cable products (including fiber optic products), and certain services with respect to computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of our Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to our Company.
•Without the consent of our Company, PEWC will not compete with respect to the manufacture or distribution of wire and cable products in any market in which our Company is manufacturing or has taken significant steps to commence manufacturing.
•For purposes of the Composite Services Agreement, each province in China is considered the equivalent of a country.
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
United States Taxation
This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code'), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Department of the Treasury regulations, all as of the date hereof, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. The United States does not have a comprehensive income tax treaty with Bermuda.
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
In particular, this summary deals only with Common Shares held by U.S. Holders as capital assets for U.S. federal income tax purposes, and does not address any aspect of the “Medicare contributions tax” on “net investment income”, the U.S. federal alternative minimum tax, U.S. federal estate and gift taxes, state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.
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
•regulated investment companies;
•real estate investment companies;
•traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
•tax-exempt organizations;
•banks, insurance companies, or any other financial institutions;
•persons that actually or constructively own 10% or more, by vote or value, of our Common Shares;
•persons that hold our Common Shares as part of a straddle or a hedging, conversion, or other integrated transaction for U.S. federal income tax purposes;
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
This summary applies to you if you are a U.S. Shareholder.  As used herein, a "U.S. Shareholder" means a beneficial owner of our Common Shares who or that is, for U.S. federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States,

•a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia,
•an estate whose income is subject to U.S. federal income tax regardless of its source, or
•a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons (as defined in the Code and Treasury Regulations) are authorized to control all substantial decisions of the trust.
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
The special PFIC rules do not apply to a U.S. Shareholder if the U.S. Shareholder makes an election to treat us as a “qualified electing fund” in the first taxable year in which the U.S. Shareholder owns our Common Shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The election is made on a shareholder-by-

shareholder basis and may be revoked only with the consent of the IRS. A U.S. Shareholder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a U.S. Shareholder generally must file a completed IRS Form 8621 in each year that we are a PFIC. U.S. Shareholders should be aware that, for each taxable year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Shareholders the information such U.S. Shareholders require to make a “qualified electing fund” election with respect to us.
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
As our Company’s operating subsidiaries incur operating costs in the local currency where they operate, our Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. Our Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the functional currencies into its reporting currency, the U.S. dollar. At December

31, 2022 and 2021, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $20.1 million and $12.7 million, respectively.
See “Item 3: Key Information–Risk Factors–Risks Related to our Financial Activities–Foreign exchange fluctuations could materially impact our financial performance and our financial condition” for information about the effects of foreign currency fluctuations on our Company.
Our Company enters into foreign exchange forward contracts with the intent to reduce the foreign exchange risk of expected sales and purchase transactions. Our Company monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. See Notes 11 and 27 to APWC’s Financial Statements.
11.3    Market Risks Relating to Copper
Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2022. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices going forward. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of products reflect copper prices prevailing at the time the products are ordered by our customers. However, in the cases when our Company enters into a sales contract at fixed prices, rising copper price could render this sales contract onerous that requires our Company to recognize the related onerous losses. In addition, a long-term decrease in the price of copper would require our Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations.
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

Part II
ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None
ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable
ITEM 15:    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of our management, including APWC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Exchange Act. Based upon that evaluation, APWC’s CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022.
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
APWC’s management, including APWC’s CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 (the “Assessment Date”). In making its assessment, management used the criteria set forth in "Internal Control — Integrated Framework" issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, APWC’s management, including APWC’s CEO and CFO, concluded that APWC’s internal control over financial reporting was effective as of the Assessment Date.
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

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT
For each of 2022, 2021 and 2020, APWC’s Audit committee has consisted of APWC’s three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Board meets the independence requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of Nasdaq. Please see Section 6.a. of this Annual Report for additional information on Mr. Chan, Dr. Lee and Dr. Ding.
ITEM 16B:    CODE OF ETHICS
On April 26, 2005, APWC adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of APWC’s code of ethics for senior executives is on file with the SEC (see Item 19 below).
ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for fiscal years 2022 and 2021 for professional services rendered by the principal independent accountant for the audit of APWC’s annual financial statements totaled $0.9 million and $1.0 million, respectively.
Tax Fees
The aggregate fees for fiscal years 2022 and 2021 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $41.7 thousand and $38 thousand, respectively.
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
At present, a majority of the Board is affiliated with PEWC, and we rely on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our independent auditors and management occasionally join such meetings, in the interest of communicating management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.
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
ITEM 18:    FINANCIAL STATEMENTS
See pages F-1 – F-87.
ITEM 19:    EXHIBITS
19.1    Index to Audited Financial Statements
Report of independent registered public accounting firm
Consolidated income statements for the years ended December 31, 2022, 2021, and 2020
Consolidated statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020
Consolidated balance sheets as of December 31, 2022 and 2021
Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020
Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 21, 2023	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Audited Consolidated Financial Statements

As of December 31, 2022 and 2021
Years ended December 31, 2022, 2021 and 2020

INDEX TO FINANCIAL STATEMENTS
CONTENTS

Reports of independent registered public accounting firm(PCAOB ID 1345)	F-2

Consolidated income statements	F-4

Consolidated statements of comprehensive income	F-5

Consolidated balance sheets	F-6

Consolidated statements of changes in equity	F-7

Consolidated statements of cash flows	F-8

Notes to the consolidated financial statements	F-10
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
29. Subsequent event
30. Approval of the financial statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Revenue Recognition – Estimating Measure of Progress for Supply, Delivery and Installation (“SDI”) Contracts
As described in Note 5 to the consolidated financial statements, the Company’s revenues include revenue from the supply, delivery and installation (“SDI”) of cable to power transmission contracts in Singapore which amounted to $44.7 million for the year ended December 31, 2022. Revenue occurs when control transfers to the customer, either over a period of time or at a single point in time, depending on the scope of each individual contract. When the transfer of control to the customer occurs over a period of time, revenue of SDI is accounted for using an input method (input costs to total expected input costs) to measure the progress used to determine the amount of related revenue. When the comparison of total contract revenue to total expected input cost indicates a loss, a provision for the entire loss on the contract shall be made in the period in which they become known. Due to the individual nature of the work to be performed on each SDI contract, management’s estimation of total expected input costs is complex and requires significant judgment.
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
April 21, 2023
We have served as the Company's auditor since 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	433,893	476,659	313,564

Cost of sales	7(g),13	(401,363)	(455,508)	(279,686)
Gross profit		32,530	21,151	33,878

Other operating income	7(a)	1,027	587	814
Selling, general and administrative expenses	7(g)	(24,978)	(26,484)	(27,006)
Other operating expenses	7(b)	(512)	(227)	(129)
Operating profit/(loss)		8,067	(4,973)	7,557

Finance costs	7(c)	(1,650)	(1,251)	(744)
Finance income	7(d)	120	123	320
Share of loss of associates	19	(1)	(1)	(1)
Exchange gain/(loss)		143	(4,425)	(579)
Other income	7(e)	889	671	1,173
Other expense	7(f)	(3)	(1)	(1)
Profit/(loss) before tax		7,565	(9,857)	7,725

Income tax (expense)/benefit	8	(2,808)	1,345	(4,016)
Profit/(loss) for the year		4,757	(8,512)	3,709

Attributable to:
Equity holders of the parent		3,874	(2,642)	(552)
Non-controlling interests		883	(5,870)	4,261
		4,757	(8,512)	3,709

Earnings/(loss) per share
Basic and diluted profit/(loss) for the year attributable to equity holders of the parent	9	$0.19	$(0.19)	$(0.04)
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2022, 2021 and 2020

		2022	2021	2020
	Note	US$’000	US$’000	US$’000
Profit/(loss) for the year		4,757	(8,512)	3,709
Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	23(c)	(9,506)	(15,028)	5,211
		(9,506)	(15,028)	5,211

Other comprehensive (loss)/income not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income	11(d)	(1,352)	734	(1,789)
Income tax effect	8	270	(147)	358
Other comprehensive (loss)/income from equity instruments measured at fair value, net of tax	23(c)	(1,082)	587	(1,431)
Re-measuring income on defined benefit plans	21	732	559	199
Income tax effect	8	(147)	(112)	(40)
Defined benefit pension plan, net of tax	23(c)	585	447	159

Other comprehensive (loss)/income for the year, net of tax		(10,003)	(13,994)	3,939

Total comprehensive (loss)/income for the year, net of tax		(5,246)	(22,506)	7,648

Attributable to:
Equity holders of the parent		(3,827)	(10,193)	4,006
Non-controlling interests		(1,419)	(12,313)	3,642
		(5,246)	(22,506)	7,648
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021

		As of December 31,
		2022	2021
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents(excluding bank overdrafts)	10	54,017	44,507
Financial assets at fair value through profit or loss	11	39	249
Trade receivables	12	81,982	103,564
Other receivables	12,27(e)	2,397	2,648
Contract assets	14	12,450	11,381
Due from related parties	24	11,018	13,965
Inventories	13	130,608	128,797
Prepayments		3,341	2,526
Other current assets		3,673	4,366
		299,525	312,003
Non-current assets
Financial assets at fair value through other comprehensive income	11,26	1,553	2,929
Property, plant and equipment	15,27(e)	50,713	54,419
Right of use assets	16(a)	3,432	3,393
Investment properties	17,26	5,250	5,809
Intangible assets	18	139	129
Investments in associates	19	805	835
Deferred tax assets	8	7,143	7,241
Other non-current assets		2,459	2,670
		71,494	77,425
Total assets		371,019	389,428

Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	45,576	62,083
Trade and other payables	20	39,891	44,784
Due to related parties	24	16,613	11,865
Financial liabilities at fair value through profit or loss	11,26	6	—
Accruals		21,218	23,374
Current tax liabilities	8	2,432	3,394
Employee benefit liabilities	21	1,947	1,987
Lease liabilities	11(d)	627	571
Other current liabilities	22	5,289	14,135
		133,599	162,193
Non-current liabilities
Interest-bearing loans and borrowings	11(b)	12,155	3,304
Employee benefit liabilities	21	7,693	8,593
Lease liabilities	11(d)	1,947	1,916
Deferred tax liabilities	8	4,197	4,105
		25,992	17,918
Total liabilities		159,591	180,111

Equity	23
Issued capital		206	138
Additional paid-in capital		118,103	110,249
Treasury shares		(38)	(38)
Retained earnings		54,064	50,190
Other components of equity		(20,740)	(13,039)
Equity attributable to equity holders of the parent		151,595	147,500
Non-controlling interests	6	59,833	61,817
Total equity		211,428	209,317
Total liabilities and equity		371,019	389,428
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2022, 2021 and 2020

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2020		138	110,416	(38)	53,384	(1,621)	1,384	(9,809)	153,854	74,581	228,435
Net profit		—	—	—	(552)	—	—	—	(552)	4,261	3,709
Other comprehensive income/(loss)	23	—	—	—	—	81	(729)	5,206	4,558	(619)	3,939
Total comprehensive income/(loss)		—	—	—	(552)	81	(729)	5,206	4,006	3,642	7,648
Dividends paid	23	—	—	—	—	—	—	—	—	(1,208)	(1,208)
Balance at December 31, 2020		138	110,416	(38)	52,832	(1,540)	655	(4,603)	157,860	77,015	234,875
Net loss		—	—	—	(2,642)	—	—	—	(2,642)	(5,870)	(8,512)
Other comprehensive income/(loss)	23	—	—	—	—	228	300	(8,079)	(7,551)	(6,443)	(13,994)
Total comprehensive income/(loss)		—	—	—	(2,642)	228	300	(8,079)	(10,193)	(12,313)	(22,506)
Dividends paid	23	—	—	—	—	—	—	—	—	(2,817)	(2,817)
Effect from the changes in shareholding percentage in subsidiary		—	(167)	—	—	—	—	—	(167)	(68)	(235)
Balance at December 31, 2021		138	110,249	(38)	50,190	(1,312)	955	(12,682)	147,500	61,817	209,317
Net profit		—	—	—	3,874	—	—	—	3,874	883	4,757
Other comprehensive income/(loss)	23	—	—	—	—	298	(551)	(7,448)	(7,701)	(2,302)	(10,003)
Total comprehensive income/(loss)		—	—	—	3,874	298	(551)	(7,448)	(3,827)	(1,419)	(5,246)
Issuance of common stock for cash	23	68	7,854	—	—	—	—	—	7,922	—	7,922
Dividends paid	23	—	—	—	—	—	—	—	—	(565)	(565)
Balance at December 31, 2022		206	118,103	(38)	54,064	(1,014)	404	(20,130)	151,595	59,833	211,428
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2021, and 2020

		2022	2021	2020
	Note	US$’000	US$’000	US$’000
Operating activities:
Profit/(loss) before tax		7,565	(9,857)	7,725
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,16,17	5,790	5,447	5,340
Impairment of property, plant and equipment	15	—	7	202
Amortization of intangible assets	18	45	47	62
Gain on disposal of property, plant and equipment	7(a)	(132)	(318)	(239)
Gain on disposal of assets classified as held for sale	7(a)	(240)	—	—
Gain on disposal of investment property	7(a)	(271)	—	—
Adjustment for on fair value of derivatives	7(e),7(f)	(33)	(259)	(3)
Dividend income	7(e)	(97)	(106)	(108)
Finance income	7(d)	(120)	(123)	(320)
Finance costs	7(c)	1,650	1,251	744
Share of loss of associates	19	1	1	1
Impairment (reversal of impairment) for trade receivables	7(b),12(a)	509	205	124
Impairment (reversal of impairment) for trade receivables for related parties	7(a),7(b)	(1)	15	(11)
Impairment of other receivable	7(a)	—	—	(80)
Impairment (write-back of impairment) of inventories	13	(1,119)	14,136	(240)
Unrealized foreign exchange difference, net		245	1,784	411
Noncash other operating income		—	—	(60)
(Gain) on lease modification		(74)	(2)	—
Changes in operating assets and liabilities
Trade and other receivable, net		16,720	(25,739)	(1,899)
Contract assets		(952)	(1,387)	(5,242)
Inventories		(4,389)	(53,857)	(8,828)
Prepayment and other current assets		(35)	(886)	(1,928)
Amounts due to/from related parties		807	3,911	2,777
Other non-current assets		(54)	(169)	42
Trade and other payables, accruals, other current liabilities and other non-current liabilities		(14,035)	28,896	19,917
Net cash flows provided by/(used in) operating activities		11,780	(37,003)	18,387
Dividend received		97	106	108
Interest received		119	131	1,199
Interest paid		(1,475)	(1,078)	(613)
Income tax paid		(3,955)	(3,768)	(2,706)
Net cash provided/(used in) by operating activities		6,566	(41,612)	16,375
Investing activities:
Purchases of property, plant and equipment	28	(3,746)	(8,547)	(14,537)
Purchases of intangible assets	18	(62)	(4)	(67)
Purchases of investment properties	17	(12)	—	(1,762)
Purchases of long-term bank deposits		—	(38)	(610)
Purchases of short-term bank deposits		—	(1,364)	(3,617)
Proceeds from disposal of held for sale assets		241	—	—
Proceeds from disposal of property, plant and equipment		204	399	297
Proceeds from disposal of investment property		301	—	—
Proceeds from maturities of long-term bank deposits		307	—	—
Proceeds from maturities of short-term bank deposits		112	3,401	—
Net cash used in investing activities		(2,655)	(6,153)	(20,296)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2022, 2021, and 2020

		2022	2021	2020
	Note	US$’000	US$’000	US$’000
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries		(565)	(2,817)	(1,208)
Issuance of common stock for cash	23	7,922	—	—
Repayments of borrowings		(19,278)	(11,819)	(5,037)
Repayments of borrowings - related parties		—	(6,000)	(639)
Proceeds from borrowings		22,167	63,915	3,531
Proceeds from borrowings - related parties		—	—	6,000
Principal elements of lease payments	28	(616)	(632)	(586)
Effect from the changes in shareholding percentage in subsidiary		—	(235)	—
Net cash provided by financing activities		9,630	42,412	2,061
Effect of exchange rate		(2,036)	(4,372)	424
Net increase (decrease) in cash and cash equivalents		11,505	(9,725)	(1,436)
Cash and cash equivalents at beginning of year	10	42,512	52,237	53,673
Cash and cash equivalents at end of year	10	54,017	42,512	52,237
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
On January 14, 2022, APWC distributed subscription rights without charges to its shareholder to purchase additional common shares of APWC. On February 2, 2022, APWC announced the completion of this rights offering, which was oversubscribed. In the rights offering, APWC issued and sold 6,796,558 common shares at $1.22 per share pursuant to the exercise of subscription rights, raising net proceeds of $7.9 million after deducting offering expenses. Following the completion of the rights offering, APWC had 20,616,227 common shares outstanding.
PEWC is currently holding 80.96% of the equity of APWC and is APWC’s ultimate parent company
Share Capital Repurchase Program
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
2.2    Basis of consolidation
The consolidated financial statements comprise the financial statements of APWC and its subsidiaries (collectively as “our Company”) as of December 31, 2022 and 2021, and the results of operations of our Company for the years ended December 31, 2022, 2021 and 2020.
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
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If our Company loses control over a subsidiary, it:
▶Derecognizes the assets (including goodwill) and liabilities of the subsidiary
▶Derecognizes the carrying amount of any non-controlling interest
▶Derecognizes the cumulative transaction differences recorded in equity
▶Recognizes the fair value of the consideration received
▶Recognizes the fair value of any investment retained
▶Recognizes any surplus or deficit in profit or loss
▶Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate, as would be required if our Company had directly disposed of the related assets or liability.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    BASIS OF PREPARATION (continued)
2.2    Basis of consolidation (continued)
The subsidiaries of our Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2022	2021
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	97.93%	97.93%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	98.06%	98.06%
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”) (ii)	50.93%	50.93%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC") (iii)	100.00%	100.00%
Pacific Smart System Corporation Limited ("PSSC") (iii) (Formerly YASHIN Energy Corporation Limited)	100.00%	100.00%
YADING Energy Corporation Limited ("YADING")	100.00%	100.00%
(i)Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.
(ii)APWC holds 50.93% of the interests of Charoong Thai. Until June 30, 2021, Charoong Thai held 90% of the interests in SFO, giving APWC control over 45.84% of the voting power of SFO. On June 30, 2021, Charoong Thai acquired the other 10% interest in SFO (for a total consideration of THB 7.5 million), increasing its interests in SFO to 100% and APWC’s control of the voting power of SFO from 45.84% to 50.93%. Our Company recorded the effect of change in shareholding of the subsidiaries, amounting to $167 under the caption of “Additional paid-in capital” in the consolidated statement of change in equity.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    BASIS OF PREPARATION (continued)
2.2    Basis of consolidation (continued)
(iii)On December 15, 2022, APWC contributed additional capital in APNEC in the form of a cash injection of $3.9 million (or NT$120 million). Following that, on December 16, 2022, APNEC increased the capital of its subsidiary PSSC by injecting US$2.3 million (or NT$70 million) in cash.
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
▶Held primarily for the purpose of trading;
▶Expected to be realized within twelve months after the reporting period; or
▶Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.
All other assets are classified as non-current.
A liability is current when:
It is expected to be settled in a normal operating cycle;
▶It is held primarily for the purpose of trading;
▶It is due to be settled within twelve months after the reporting period; or
▶There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.3    Fair value measurement (continued)
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
▶In the principal market for the asset or liability, or
▶In the absence of a principal market, in the most advantageous market for the asset or liability.
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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
▶Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
▶Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly
▶Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
For assets and liabilities that are recognized in the financial statements on a recurring basis, our Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
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
(a)an entity has a present obligation (legal or constructive) as a result of a past event;
(b)it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
(c)a reliable estimate can be made of the amount of the obligation.
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
(i)Right-of-use assets
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
(ii)Lease liabilities
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
(iii)Short-term leases and leases of low-value assets
Our Company applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to its leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.
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
Property (land and/or a building, or part of a building) subject to an operating lease shall be recognized as an investment property if, and only if, the property would otherwise meet the definition of an investment property and the lessee uses the fair value model for the asset recognized.

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
Borrowing costs include:
▶interest expense calculated using the effective interest method;
▶finance charges in respect of lease liabilities; and
▶exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Exchange differences are generally regarded as borrowing costs only to the extent that the combined borrowing costs, including exchange differences, approximate the amount of borrowing costs on functional currency equivalent borrowings.
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
(i)Financial assets
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
The classification and measurement of financial assets is as follows:
▶Debt instruments at amortized cost
Financial assets meeting both conditions: (i) held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and (ii) the contractual terms of the financial assets give arise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured subsequent to initial recognition at amortized cost.
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
▶Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition
Financial assets that are held within a business model whose objective is to hold financial assets in order to both collecting contractual cash flows and selling financial assets, and that the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income, foreign exchange gains and losses, and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in OCI. On disposal of these debt instruments, any related balance with FVOCI reserve is reclassified to profit or loss.
▶Equity instruments designated at FVOCI with no recycling of gains or losses on derecognition
These instruments are undertakings in which our Company does not have significant influence or control, generally evidenced by ownership of less than 20% of the voting rights. Our Company designates these investments on an instrument by instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10    Financial instruments (continued)
(i)Financial assets (continued)
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
▶Financial assets at fair value through profit or loss (FVPL)
Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instrument that is subsequently measured at FVPL is recognized in profit or loss in the period in which it arises.
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
(i)Financial assets (continued)
Derecognition (continued)
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that our Company could be required to repay (“the guarantee amount”).
(ii)Financial liabilities
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
Our Company’s financial liabilities include trade and other payables, bank overdrafts and interest-bearing loans and borrowings. These financial liabilities represent liabilities for goods and services provided to our Company and refund liabilities arising from contracts with customers. Trade payable are non-interest bearing and are normally settled on 60-day terms. The refund liabilities are rebate and discounts for the sale of goods to external customers in the ordinary course of our Company’s activities. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at fair value and subsequently measured at amortized cost using the EIR method.
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
(iii)Foreign currency forward contracts
Non-hedging derivatives are initially recognized at fair value on the date a derivative contract is entered into and recorded as financial assets or financial liabilities at fair value through profit or loss. They are subsequently re-measured at fair value, and the gains or losses are recognized in profit or loss.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10    Financial instruments (continued)
(iv)Impairment of financial instruments
The following financial instruments are included within the scope of the impairment requirements in IFRS 9 Financial Instruments:
(a)Financial assets measured at amortized cost;
(b)Financial assets mandatorily measured at FVOCI;
(c)Loan commitments when there is a present obligation to extend credit (except where these are measured at FVPL);
(d)Financial guarantee contracts to which IFRS 9 is applied (except those measured at FVPL);
(e)Lease receivables within the scope of IFRS 16 Leases.
(f)Contract assets within the scope of IFRS 15 Revenue from Contracts with Customers.
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
With the exception of purchased or originated credit impaired financial assets, ECLs are required to be measured through a loss allowance at an amount equal to:
(a)credit risk has not increased significantly since initial recognition – recognize 12-month ECLs , and recognize interest on a gross basis; or
(b)credit risk has increased significantly since initial recognition – recognize lifetime ECL, and recognize interest on a gross basis.
Our Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
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
(v)Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if when the following conditions are met: (i) there is a currently enforceable legal right to offset the recognized amounts; and (ii) there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.10    Financial instruments (continued)
(vi)Fair value of financial instruments
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.
For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:
▶Recent arm’s length market transactions
▶Current fair value of another instrument that is substantially the same
▶A discounted cash flow analysis or other valuation models
3.11    Impairment of non-financial assets
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
Deferred tax liabilities are recognized for all taxable temporary differences, except:
▶When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
▶In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:
▶When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.13    Taxes (continued)
Deferred tax (continued)
▶In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.14    Revenue recognition (continued)
Our Company recognizes revenue over time if one of the following criteria is met:
(a)the customer simultaneously receives and consumes the benefits provided by our Company’s performance as the entity performs;
(b)our Company’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced; or
(c)our Company’s performance does not create an asset with an alternative use to our Company and our Company has an enforceable right to payment for performance completed to date.
If our Company does not satisfy its performance obligation over time, it satisfies it at a point in time. Revenue will therefore be recognized when control is passed at a certain point in time. Factors that may indicate the point in time at which control passes include, but are not limited to:
(a)the entity has a present right to payment for the asset;
(b)the customer has legal title to the asset;
(c)the entity has transferred physical possession of the asset;
(d)the customer has the significant risks and rewards of ownership of the asset; or
(e)the customer has accepted the asset.
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
Sales of wires and cables are recognized as revenue when the products are placed into warehouse and the customer has accepted the products because the control of the products has transferred to the customer.
Custodial service revenue and transportation service are recognized over time. The transaction price allocated to these services is recognized as a contract liability at the time of the initial sales transaction and released on actual basis over the period of services.
Onerous operating contracts
Onerous contract is a type of contract in which the costs of meeting the obligations under the contract are higher than the economic benefits received under the contract. The cost of fulfilling a contract comprises the costs that related directly to the contract.
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
a.assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
b.income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions;
c.all resulting exchange differences shall be recognized in other comprehensive income; and
d.for equity items, the historical rate is used; therefore, these equity items are not retranslated.
3.16    Employee benefits
Our Company has both defined contribution and defined benefit obligation. The liabilities of our Company arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method.
For defined benefit plans, the cost charged to the income statement consists of current service cost, net interest cost and past service cost. Remeasurements comprising of actuarial gains and losses are recognized in the period in which they occur, directly in other comprehensive income. They are included in other comprehensive income in the statement of changes in equity and in balance sheet. Remeasurements are not reclassified to profit or loss in subsequent periods. Contributions to defined contribution plans are charged to the income statement as incurred. All past service costs are recognized at the earlier of when the amendment occurs. Past service cost is the term used to describe the change in a defined benefit obligation for employee

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.16    Employee benefits (continued)
service in prior periods, arising as a result of changes to plan arrangements in the current period (i.e. plan amendments introducing or changing benefits payable, or curtailments which significantly reduce the number of covered employees). Past service costs may be either positive or negative. Gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs. Before past service costs are determined, or a gain or loss on settlement is recognized, the net defined benefit liability or asset is required to be remeasured.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.19    Investments in an associate (continued)
The financial statements of the associate are prepared for the same reporting period as our Company. When necessary, adjustments are made to bring the accounting policies in line with those of our Company.
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
For the year ended December 31, 2022, 2021 and 2020, the government grant received were $639, $271 and $973, respectively, our Company recognized in the line item of other income, refer to Note 7(e).
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
(a)purchased or originated credit-impaired financial assets. For those financial assets, the entity shall apply the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.22    Finance and other income (continued)
(b)financial assets that are not purchased or originated credit-impaired financial assets but subsequently have become credit-impaired financial assets. For those financial assets, our Company applies the effective interest rate to the amortized cost of the financial asset in subsequent reporting periods.
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
Measurement of ECL allowance for trade receivables
Our Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 month before December 31, 2022 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. Our Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
3.23    Significant accounting judgements, estimates and assumptions (continued)
Measurement of ECL allowance for trade receivables (continued)
In addition, COVID-19 has impacted the ability of certain customers to settle the trade receivables, it may lead to a significant increase in the loss rate for trade receivables. Therefore, our Company considered how the timing and amount of cash flows generated by outstanding trade receivables might be affected and increase loss rates as necessary. Our Company may consider a longer time horizon when payment dates are deferred for a significant period.
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
As of December 31, 2022, our Company has $20,660 (2021: $15,245) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in our Company except for $1,373 (2021: $204) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, our Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.
If our Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $3,969 (2021: $4,858; 2020: $5,617). Further details on taxes are disclosed in Note 8.

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
4.    NEW STANDARDS AND INTERPRETATIONS
4.1    Recently applied accounting pronouncements
Our Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2022:
Property, plant and equipment: proceeds before intended use – Amendments to IAS 16
Reference to the conceptual framework: Amendments to IFRS 3
Onerous contracts - Amendments to IAS 37
The amendments listed above had no impact on the consolidated financial statements of our Company in prior periods and are not expected to significantly affect the current or future periods.

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
They:
▶clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting date and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability;
▶clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
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
5(a)    Basis of segments
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
5(b)    Information about reportable segments

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	77,329	171,841	184,723	433,893	—	433,893
Inter-segment	—	(5)	—	(5)	5	—
Segment operating profit/(loss)	241	2,636	7,768	10,645	(3,093)	7,552
Depreciation and amortization(including depreciation from right of use assets)	(1,247)	(3,058)	(1,448)	(5,753)	(82)	(5,835)
Interest income	68	49	2	119	1	120
Interest expense	(91)	(787)	(608)	(1,486)	(2)	(1,488)
Income tax expense	(354)	(420)	(1,979)	(2,753)	(55)	(2,808)

Other disclosures
Capital expenditure	1,486	1,780	541	3,807	1	3,808

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	107,032	197,779	171,848	476,659	—	476,659
Inter-segment	—	7	—	7	(7)	—
Segment operating profit/(loss)	4,523	(13,537)	6,690	(2,324)	(3,009)	(5,333)
Depreciation and amortization(including depreciation from right of use assets)	(1,074)	(2,752)	(1,566)	(5,392)	(102)	(5,494)
Impairment of property, plant and equipment	—	(7)	—	(7)	—	(7)
Interest income	43	76	3	122	1	123
Interest expense	(285)	(380)	(340)	(1,005)	(92)	(1,097)
Income tax (expense)/benefit	(2,104)	4,223	(1,539)	580	765	1,345

Other disclosures
Capital expenditure	11	5,585	2,018	7,614	937	8,551

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2020	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	73,199	143,647	96,718	313,564	—	313,564
Inter-segment	—	—	—	—	—	—
Segment operating profit/(loss)	3,087	11,250	(4,492)	9,845	(2,973)	6,872
Depreciation and amortization(including depreciation from right of use assets)	(796)	(2,773)	(1,715)	(5,284)	(118)	(5,402)
Impairment of property, plant and equipment	—	(4)	(198)	(202)	—	(202)
Interest income	94	192	33	319	1	320
Interest expense	(178)	(105)	(257)	(540)	(75)	(615)
Income tax (expense)/benefit	(791)	(2,344)	(714)	(3,849)	(167)	(4,016)

Other disclosures
Capital expenditure	3,763	10,674	167	14,604	—	14,604
Adjustments and eliminations
Corporate expenses, gain on disposal of investment, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(c)    Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Segment operating profit/(loss)	10,645	(2,324)	9,845
Corporate expenses and others	(3,093)	(3,009)	(2,973)
	7,552	(5,333)	6,872
Other operating income	1,027	587	814
Other operating expenses	(512)	(227)	(129)
Operating profit/(loss)	8,067	(4,973)	7,557
Finance costs	(1,650)	(1,251)	(744)
Finance income	120	123	320
Share of loss of associates	(1)	(1)	(1)
Exchange gain/(loss)	143	(4,425)	(579)
Other income	889	671	1,173
Other expense	(3)	(1)	(1)
Profit/(loss) before tax	7,565	(9,857)	7,725
5(d)    Segment assets and liabilities

	North Asia	Thailand	ROW	Total segments	Corporate adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2022
Total assets	54,534	168,423	133,516	356,473	14,546	371,019
Total liabilities	13,649	62,584	75,863	152,096	7,495	159,591
As of December 31, 2021
Total assets	56,629	186,405	136,145	379,179	10,249	389,428
Total liabilities	15,166	76,610	80,731	172,507	7,604	180,111

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(d)    Segment assets and liabilities (continued)
Reconciliation of assets:

	As of December 31,
	2022	2021
	US$’000	US$’000
Segment operating assets	356,473	379,179
Corporate and other assets	6,598	2,173
Investment in associates	805	835
Deferred tax assets	7,143	7,241
Total assets	371,019	389,428
Reconciliation of liabilities:

	As of December 31,
	2022	2021
	US$’000	US$’000
Segment operating liabilities	152,096	172,507
Corporate liabilities	3,298	3,499
Deferred tax liabilities	4,197	4,105
Total liabilities	159,591	180,111
5(e)    Disaggregated revenues and geographical information
(i)Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	92	46,340	135,739	182,171	—	182,171
Enamel	76,002	102,122	—	178,124	—	178,124
SDI	1,209	—	44,722	45,931	—	45,931
Others*	26	23,379	4,262	27,667	—	27,667
	77,329	171,841	184,723	433,893	—	433,893
Timing of revenue recognition
At a point in time	77,287	171,613	158,510	407,410	—	407,410
Over time	42	228	26,213	26,483	—	26,483
	77,329	171,841	184,723	433,893	—	433,893
*include revenues from fabrication service contracts, and sale of other wires and cables products.

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
*include revenues from fabrication service contracts, and sale of other wires and cables products.

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
*include revenues from SDI service contracts (which amounted to US$15.6 million in 2020), fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(e)    Disaggregated revenues and geographical information (continued)
(ii)Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended Current period end
	2022	2021	2020
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	153,164	168,773	128,868
Singapore	118,789	95,116	44,477
Australia	60,299	67,652	45,161
China, Hong Kong, and Taiwan	82,187	118,219	77,411
India	779	1,248	2,860
Southeast Asia	18,663	25,643	14,774
Northeast Asia	12	8	13
	433,893	476,659	313,564
Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.
(iii)Major customer information
Revenue from one customer in the ROW region amounted to $66,858 in 2022 represented 15.41% of 2022 consolidated revenue. Revenue from one customer in the ROW region amounted to $56,579 in 2021 represented 11.87% of 2021 consolidated revenue. Revenue from one customer in the Thailand region amounted to $33,494 in 2020 represented 10.68% of 2020 consolidated revenue.
5(f)    Non-current assets information
The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2022	2021
	US$’000	US$’000
Non-current assets by country:
Thailand	37,653	40,423
Singapore	5,304	5,601
China, Hong Kong, and Taiwan	10,313	10,725
Australia	7,141	7,815
Other	207	71
Total non-current assets	60,618	64,635

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    MATERIAL PARTLY-OWNED SUBSIDIARIES
6(a)    Material subsidiaries
Our Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:
Proportion of equity interest held by NCI:

	Country of incorporation and operation	As of December 31,
Name		2022	2021
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
SYE	China	31.25%	31.25%
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)
6(b)    Summarized financial information about the subsidiaries
The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statements of comprehensive income	CTW consolidated
	For the year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Revenue	171,846	197,786	143,647
Profit/(loss) before tax	2,063	(16,038)	11,793
Income tax expense	(420)	4,223	(2,344)
Profit/(loss) for the year	1,643	(11,815)	9,449
Other comprehensive loss	(3,696)	(12,699)	(1,406)
Total comprehensive (loss)/income	(2,053)	(24,514)	8,043
Profit/(loss) attributable to non-controlling interests	806	(5,815)	4,631
Dividends paid to non-controlling interests	563	2,815	1,228

Summarized statements of comprehensive income	SYE
	For the year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Revenue	—	530	6,291
Profit/(loss) before tax	90	(497)	(1,161)
Income tax expense	—	—	—
Profit/(loss) for the year	90	(497)	(1,161)
Other comprehensive (loss)/income	(56)	17	84
Total comprehensive loss	34	(480)	(1,077)
Loss attributable to non-controlling interests	28	(155)	(363)
Dividends paid to non-controlling interests	—	—	—

Summarized balance sheets	CTW consolidated		SYE
	As of December 31,		As of December 31,
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000
Current assets	127,855	141,282	375	565
Non-current assets	54,899	59,547	1,058	1,266
Current liabilities	(45,909)	(68,142)	(772)	(1,204)
Non-current liabilities	(16,677)	(8,477)	—	—
Total equity	120,168	124,210	661	627

Equity attributable to:
Equity holders of the parent	61,202	63,260	454	431
Non-controlling interests	58,966	60,950	207	196

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)
6(b)    Summarized financial information about the subsidiaries (continued)

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Operating	7,657	(37,392)	19,713
Investing	(951)	(2,496)	(10,952)
Financing	(7,726)	42,981	(5,118)
Effect of changes in exchange rate on cash	(1,008)	(3,333)	(87)
Net (decrease) increase in cash and cash equivalents	(2,028)	(240)	3,556

Summarized cash flow information	SYE
	For the year ended December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Operating	(265)	318	(1,844)
Investing	230	65	278
Financing	—	(1,226)	(769)
Effect of changes in exchange rate on cash	(36)	16	98
Net decrease in cash and cash equivalents	(71)	(827)	(2,237)
7.    INCOME AND EXPENSES ITEMS
7(a)    Other operating income

	2022	2021	2020
	US$’000	US$’000	US$’000
Gain on disposal of investment property	271	—	—
Gain on disposal of assets classified as held for sale	240	—	—
Gain on disposal of property, plant, and equipment	132	318	239
Rental income	254	179	199
Reversal of allowance for other receivable	—	—	80
Reversal of allowance for trade receivables for related parties	1	—	11
Reversal of allowance for trade receivable	—	—	—
Other operating income – others	129	90	285
Total other operating income	1,027	587	814

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(b)    Other operating expenses

	2022	2021	2020
	US$’000	US$’000	US$’000
Allowance for trade receivables	509	205	124
Allowance for trade receivables for related parties	—	15	—
Impairment of property, plant, and equipment	—	7	4
Other operating expenses – others	3	—	1
Total other operating expenses	512	227	129
7(c)    Finance costs

	2022	2021	2020
	US$’000	US$’000	US$’000
Interest on debts and borrowings	1,408	1,027	536
Interest on leases liabilities	80	70	79
Total interest expenses	1,488	1,097	615
Banking charges	162	154	129
Total finance costs	1,650	1,251	744
7(d)    Finance income

	2022	2021	2020
	US$’000	US$’000	US$’000
Interest income	120	123	320
Total finance income	120	123	320
7(e)    Other income

	2022	2021	2020
	US$’000	US$’000	US$’000
Government grants	639	271	973
Net gain on financial instruments	33	259	3
Dividend income	97	106	108
Other income	120	35	89
Total other income	889	671	1,173
The government grants for year 2020 due to the COVID-19 epidemic is US$882K.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(f)    Other expenses

	2022	2021	2020
	US$’000	US$’000	US$’000
Others	3	1	1
Total other expenses	3	1	1
7(g)    Depreciation, amortization and lease expense included in the consolidated income statements

	2022	2021	2020
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – tangible assets	4,278	3,863	3,893
Depreciation – right of use assets	133	127	121
Amortization – intangible assets	24	21	19
Lease expenses	1	1	2
Included in selling expenses:
Depreciation – tangible assets	116	108	92
Depreciation – right of use assets	167	144	113
Amortization – intangible assets	—	—	1
Lease expenses	1	1	1
Included in general and administrative expenses:
Depreciation – tangible assets	538	619	590
Depreciation – right of use assets	382	390	387
Amortization – intangible assets	21	26	42
Depreciation – investment property	176	196	144
Lease expenses	12	4	14
	5,849	5,500	5,419

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(h)    Employee benefits expenses

	2022	2021	2020
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	12,555	14,088	13,065
Labor and health insurance costs	79	77	71
Pension costs	886	828	736
Other employment benefits	734	843	702
Included in selling expenses:
Wages and salaries	3,881	4,191	3,557
Labor and health insurance costs	9	8	7
Pension costs	337	360	300
Other employment benefits	25	36	14
Included in general and administrative expenses:
Wages and salaries	7,950	8,435	8,861
Labor and health insurance costs	103	104	89
Pension costs	608	661	640
Director fees	412	587	1,065
Other employment benefits	138	222	186
Total employee benefits expenses	27,717	30,440	29,293
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
The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the PRC and Taiwan. The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2022, and there is no withholding tax on dividends applicable to our Company. For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2022 and a withholding tax of 10% is levied on dividends received by our Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2019/2020, 2020/2021 and 2021/2022 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2022. In Taiwan, the corporate income tax rate was 20% for each of the three years ended December 31, 2022.
Dividends received from the Operating Subsidiaries and equity investees may be subjected to withholding taxes. Under the current Singapore corporate tax system, dividends paid by a Singapore resident company is tax exempt, and is not subject to withholding taxes. In Australia, dividends paid to non-residents are exempt from dividend withholding taxes except when dividends are paid out of profit that is not taxed by Australian income tax (i.e. unfranked dividends). For Thailand, dividends paid by a company to any individual or corporate payee overseas are

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
subject to a withholding tax of 10%. Under the Corporate Income Tax Law of the PRC, dividend distribution of profits to foreign investor(s) is subject to withholding tax of 10%. In Taiwan , the dividends or profit distributed to non-resident shareholders are subject to 21% withholding tax.
The major components of income tax (benefits) expenses for the years ended December 31, 2022, 2021 and 2020 are:

	2022	2021	2020
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	3,547	3,078	3,376
Previously unrecognized tax loss or temporary difference used to reduce current income tax	(697)	(96)	(89)
Adjustments for current income tax of prior years	(54)	—	(1)
Total current income tax	2,796	2,982	3,286
Deferred tax expenses/(benefits):
Relating to origination and reversal of temporary differences	12	(4,327)	782
Previously unrecognized tax loss or temporary difference used to reduce deferred tax expenses	—	—	(52)
Total deferred tax expenses/(benefits)	12	(4,327)	730
Income tax expenses (benefit) reported in the income statement	2,808	(1,345)	4,016

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	(270)	147	(358)
Effect of change in tax rate	—	—	—
Net income on actuarial gains and losses
Recognized during the year	147	112	40
Effect of change in tax rate	—	—	—
Income tax (benefit) expense charged to other comprehensive income (loss)	(123)	259	(318)

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

	2022	2021	2020
	US$’000	US$’000	US$’000
Profit/(loss) before tax	7,565	(9,857)	7,725
Tax at statutory rate of 20% (2021: 20%; 2020: 20%)	1,513	(1,971)	1,545
Foreign income taxed at different rate	1,332	1,465	1,100
Expenses not deductible for tax purpose	241	94	255
Utilization of previously unrecognized tax losses/temporary differences	(697)	(96)	(89)
Tax benefit arising from previously unrecognized tax losses	—	—	(52)
Net deferred tax asset not recognized	382	327	1,151
Written-off deferred tax	—	—	—
Tax exempt on income	(65)	(99)	(57)
Uncertain tax position	(102)	(1,173)	(273)
Return to provision adjustment	(54)	—	(1)
Deferred tax liability arising from undistributed earnings	96	(309)	270
Withholding tax on dividends	163	452	163
Others	(1)	(35)	4
Income tax expense/(benefit) reported in consolidated income statement	2,808	(1,345)	4,016

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
Deferred tax
Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2022	2021	2022	2021	2020
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,886)	(3,790)	96	(309)	270
Revaluations of financial assets at fair value through other comprehensive income	(198)	(469)	—	—	—
Accrued interest income	—	—	—	—	(172)
Unutilized building allowance (net)	(8)	(21)	(13)	9	(24)
Unused tax losses	1,373	204	(1,158)	(162)	481
Allowance for doubtful accounts	46	167	113	105	(21)
Inventory impairment	2,897	3,170	150	(2,914)	137
Rebates and other accrued liabilities	661	617	(85)	(170)	(17)
Unpaid retirement benefits	1,281	1,327	—	26	41
Deferred revenue and cost of sales	19	30	10	(15)	5
Actuarial loss	498	644	—	—	—
Unabsorbed depreciation	588	731	90	(67)	9
Provision for loss on onerous sale contract	—	860	817	(897)	—
Leases	36	48	9	3	(1)
Others	(361)	(382)	(17)	64	22
Deferred tax expenses/(benefits)			12	(4,327)	730
Net deferred tax assets	2,946	3,136
Reconciliation of deferred tax assets, net

	2022	2021	2020
	US$’000	US$’000	US$’000
Opening balance as of January 1	3,136	(519)	(200)
Tax (expense)/benefit during the period recognized in profit or loss	(12)	4,327	(730)
Tax benfit/(expense) during the period recognized in other comprehensive income	123	(259)	318
Exchange difference on translation foreign operations	(301)	(413)	93
Closing balance as of December 31	2,946	3,136	(519)
Our Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.
Our Company has available unused net operating losses which arose in Thailand, China, Hong Kong, Singapore and Taiwan as of December 31, 2022 and 2021, that may be applied against future taxable income and that expire as follows respectively:

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)

	As of December 31,
Year of expiration	2022	2021
	US$’000	US$’000
2022	—	2,090
2023	4,054	4,353
2024	2,955	3,156
2025	1,773	1,912
2026	3,011	3,184
2027	5,887	—
2032	184	—
No expiration	2,796	550
	20,660	15,245
Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in our Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. Our Company did not recognize deferred tax assets of $3,017 (2021: $3,183; 2020: $3,751) in respect of tax losses amounting to $13,796 (2021: $14,228; 2020: $17,028).
In addition, our Company did not recognize deferred assets of $952 (2021: $1,675; 2020: $1,866) in relation to deductible temporary differences amounting to $4,881 (2021: $8,931; 2020: $9,683).
There are no income tax consequences attached to the payment of dividends in 2022 or 2021 by APWC to its shareholders.
As of December 31, 2022 and 2021, our Company is subject to taxation in PRC, Australia, Thailand, and Singapore. Our Company’s tax years from 2012 and forward are still subject to examination by the tax authorities in various tax jurisdictions.
A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions	2022	2021	2020
	US$’000	US$’000	US$’000
Balance as of January 1	28	339	451
Decrease due to lapses in statute of limitations	(26)	(312)	(144)
Exchange difference	(2)	1	32
Balance as of December 31	—	28	339
Our Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2022, 2021, and 2020 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the income tax expenses is $nil, $28 and $339, respectively.
Our Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties our Company has provided as of the dates listed below were:

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)

	As of December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	—	46	597
Accrued penalties on uncertain tax position	—	28	339
Total accrued interest and penalties on uncertain tax position	—	74	936
For the years ended December 31, 2022, 2021 and 2020, our Company recognized $nil, $5 and $61 in interest and $nil, $nil and $nil in penalty, respectively. For the years ended December 31, 2022, 2021 and 2020, our Company reversed $42, $568 and $227 in interest and $26, $318 and $72 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2022, 2021 and 2020, the exchange difference $(4), $12 and $50 relating to interests, $(2), $7 and $27 relating to penalty were included in income tax expenses.
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
9.    EARNINGS (LOSS) PER SHARE
Earnings (loss) per share are calculated by dividing net profit (loss) attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. APWC does not have any dilutive securities. The treasury shares transaction resulted in an immediate reduction in outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted earnings (loss) per share.
The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended Current period end
	2022	2021	2020
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit (loss) attributable to APWC from continuing operations	3,874	(2,642)	(552)
Net profit (loss) attributable to APWC	3,874	(2,642)	(552)

Denominator:
Weighted-average common shares outstanding – basic and diluted	20,020,364	13,819,669	13,819,669

Earnings (loss) per share – basic and diluted
Continuing operations	0.19	(0.19)	(0.04)
Total earnings (loss) per share – basic and diluted	0.19	(0.19)	(0.04)
Income from continuing operations attributable to non-controlling interests are $883, $(5,870) and $4,261 for the years ended December 31, 2022, 2021 and 2020, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10.    CASH AND CASH EQUIVALENTS

	As of December 31,
	2022	2021
	US$’000	US$’000
Cash on hand and cash at banks	54,017	44,507
Bank overdrafts	—	(1,995)
Balances per statement of cash flows	54,017	42,512
Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition. Other short-term deposits are presented as other receivables if they are pledged, or if they have a maturity over three months from the date of acquisition.
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES
11(a)    Other financial assets and liabilities

	As of December 31,
	2022	2021
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	1,553	2,929
	1,553	2,929
Financial assets at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	39	249
	39	249
(i)Financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities at fair value through profit or loss reflect the changes in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchase transactions.
(ii)Financial assets at fair value through other comprehensive income - unquoted equity instrument
On January 1, 2018, the date of initial application of IFRS 9, our Company elected to reclassify its unquoted equity instrument in Thai Metal Processing Co., Ltd (“TMP”), which is engaged in the fabrication of copper rods, from financial assets – available-for-sale to financial assets at fair value through other comprehensive income due to the investment being hold as a long-term strategic investment and not expected to be sold in the short to medium term. During the years ended December 31, 2022, 2021, and 2020, our Company received dividends of $97, $106, and $108 from TMP, respectively, which were recorded in other income (Note 7(e)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(b)    Interest-bearing loans and borrowings
Under the line of credit arrangements for short-term debt with our Company’s banks, our Company may borrow up to approximately $254,851 and $270,094 as of December 31, 2022 and 2021, respectively, on such terms as our Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2022 and 2021, the unused portion of the credit lines was approximately $162,074 and $153,250, respectively, which included unused letters of credit amounting to $84,586 and $66,820, respectively.
Letters of credit are issued by our Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2022 and 2021, our Company had open letters of credit amounting to $38,256 and $50,633, respectively. Liabilities relating to the opened letters of credit are included in current liabilities.
Certain of our loan agreements contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. Our Company was in compliance with these covenants requirements as of December 31, 2022 and 2021.
Interest bearing loans and borrowings are including current portion $45,576 and $62,083 as of December 31, 2022 and 2021, respectively.

	As of December 31,
	2022				2021
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000	%		‘000	US$’000
Interest-bearing loans and borrowings
Bank loans (including bank overdrafts US$1,995 in 2021)	4.94	Mar. 2044	AUD$4,589	3,113	3.07	Mar. 2044	AUD$7,458	5,410
Bank loans	4.50 ~ 4.90	Jul . 2023	RMB$30,100	4,321	3.85 ~ 4.53	Jul . 2022	RMB$41,751	6,552
Bank loans	5.42	Dec. 2023	SGD$6,000	4,470	1.98	Dec. 2022	SGD$5,000	3,696
Bank loans	2.23	Feb. 2024	THB$312,602	9,100	—	—	—	—
Trust receipt	1.60 ~ 2.20	Jun. 2023	THB$1,133,838	33,006	0.70 ~ 3.30	Jun. 2022	THB$1,648,835	49,729
Trust receipt	5.04 ~ 5.81	Apr. 2023	SGD$4,994	3,721	—	—	—	—
Total				57,731				65,387

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(c)    Hedging activities and derivatives
(i)Commodity price risk
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
(ii)Foreign currency risk
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
As of December 31, 2022 and 2021, our Company had outstanding forward contracts with notional amounts of $(10.5) million and $(42.1) million, respectively. The outstanding forward contracts at December 31, 2022 mature between January 5, 2023 and February 29, 2024, respectively. Our Company recognized gain (loss) on forward contracts as other income (expenses) – refer to Note 7(e) and Note 7(f).
The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2022		2021
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	39	6	249	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values
Set out below is a comparison of the carrying amounts and fair value of our Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Financial assets at amortized cost
Cash and cash equivalents	54,017	44,507	54,017	44,507
Financial assets at fair value at fair value through profit	39	249	39	249
Trade receivables	81,982	103,564	81,982	103,564
Other receivables	2,397	2,648	2,397	2,648
Due from related parties	11,018	13,965	11,018	13,965
Financial assets-non-current
Financial assets at fair value through other comprehensive income	1,553	2,929	1,553	2,929
Financial assets at amortized cost
Long-term bank deposits*	1,354	1,725	1,354	1,725
Total	152,360	169,587	152,360	169,587

Financial liabilities-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	45,576	62,083	45,576	62,083
Trade and other payables	39,891	44,784	39,891	44,784
Due to related parties	16,613	11,865	16,613	11,865
Accruals	21,218	23,374	21,218	23,374
Lease liabilities	627	571	627	571
Financial liabilities-non-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	12,155	3,304	12,155	3,304
Lease liabilities	1,947	1,916	1,947	1,916
Total	138,027	147,897	138,027	147,897
*included in other non-current assets
(i)Methods and assumptions used to estimate fair value
The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
▶Cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, and financial lease liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(i)Methods and assumptions used to estimate fair value (continued)
▶Fixed-rate and variable-rate receivables are evaluated by our Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2022 and 2021, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.
▶Fixed rate long-term bank deposits and fixed rate and variable-rate borrowings are evaluated using discounted cash flows and the market rates or current rates for deposits of similar remaining maturities.
▶Fair value of financial liabilities at fair value through profit or loss - derivatives is derived from inputs other than quoted prices that are observable for the asset or liability.
▶Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2022 was assessed to be insignificant.
(ii)Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2022 and 2021)	Sensitivity of the input to fair value
				2022	2021
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $111	5% decrease in the discount would increase in fair value by $209
Our Company estimates the fair value of investment in equity instrument by using the market approach (market comparatives approach). The key in this method is the selection of quoted comparable companies and accommodate adjustments to bring the accounts of different companies into a broadly consistent framework for analysis. Then, select appropriate Indicators of Value. The followings should be taken into account:
▶Enterprise Value (EV) versus Market Capitalization;
▶Earnings-based: EBITDA +/or EBIT versus Net Earnings +/or Net Cash Flow
▶Balance Sheet based: Net Total Assets versus Shareholders Funds
Discount for the lack of liquidity to reflect the lesser liquidity of this equity instrument compared with those of its comparable public company peers. Our Company assessed the discount for the lack of liquidity to be 30 percent on the basis of relevant studies applicable in the region and industry as well as on the specific facts and circumstances of the equity instrument. The equity instrument’s finance performance is characterized by stable, consistent growth and profitability. Our Company believes the liquidity discount of 30% would be appropriate.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(ii)Description of significant unobservable inputs to valuation (continued)
Our Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 within the fair value hierarchy. A reconciliation of the beginning and closing balances is summarized below:

	2022	2021
	US$’000	US$’000
At January 1	2,929	2,271
Re-measurement financial assets to fair value, recognized in other comprehensive (loss) /income	(1,352)	734
Exchange difference on translation	(24)	(76)
At December 31	1,553	2,929
12.    TRADE AND OTHER RECEIVABLES

	As of December 31,
	2022	2021
	US$’000	US$’000
Trade receivables	83,319	104,405
Less: Loss allowances	(1,337)	(841)
Trade receivable, net	81,982	103,564
Other receivables	2,397	2,683
Less: Loss allowances	—	(35)
Other receivable, net	2,397	2,648
As of December 31, 2022 and 2021, trade receivables were all from contracts with customers. And as of January 1, 2021, the balance of trade receivables from contracts with customers was $82,071.

12(a)    Movement in the loss allowance on trade receivables

	2022	2021
	US$’000	US$’000
At January 1	841	1,414
Charge for the year	712	383
Write-off	(171)	(734)
Unused amounts reversed	(204)	(170)
Currency translation adjustment	(2)	(65)
Reclassification	161	13
At December 31	1,337	841

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12.    TRADE AND OTHER RECEIVABLES (continued)
12(b)    Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2022
Expected loss rate	1.60%	0.09%	1.00%	2.40%	10.74%	37.04%	98.35%
Gross carrying amount - trade receivables	83,319	69,607	10,166	2,127	298	27	1,094
Loss allowances	1,337	66	102	51	32	10	1,076
Trade receivable, net	81,982	69,541	10,064	2,076	266	17	18

December 31, 2021
Expected loss rate	0.81%	0.11%	0.68%	4.77%	7.14%	3.03%	53.12%
Gross carrying amount - trade receivables	104,405	90,080	11,140	1,572	504	66	1,043
Loss allowances	841	98	76	75	36	2	554
Trade receivable, net	103,564	89,982	11,064	1,497	468	64	489
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
12(d)    Material collateral obtained
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
12(e)    Other receivables pledged as collateral
The carrying amounts of other receivables pledged as collateral against credit facilities received from financial institutions are disclosed in Note 27(e)(ii).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13.    INVENTORIES

	As of December 31,
	2022	2021
	US$’000	US$’000
Raw materials and supplies	26,449	23,928
Work in progress	17,945	24,791
Finished goods	86,214	80,078
Total inventories at the lower of cost and net realizable value	130,608	128,797
Inventories recognized as an expense during the year ended 2022, 2021 and 2020 amounted to $387,227, $441,371 and $279,728 respectively.
For the year ended December 31, 2022 and 2020, the amount of $1,119 and $240 were credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed. For the year ended December 31, 2021, our Company recognized allowance for inventory of $14,136 as an expense in cost of sales for inventories carried at net realizable value.

14.    CONTRACT ASSETS
14(a)    Assets related to contracts with customers

	As of December 31,
	2022	2021
	US$’000	US$’000
Contract assets - current	12,450	11,381
There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2022 and 2021. As of January 1, 2021, the balance of contract assets amounted to $10,245. The contract assets balance increased as our Company provided more services and transferred more goods ahead of the agreed payment schedules.
Our Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.
14(b)    Unsatisfied supply, delivery, and installation (SDI) services contracts
The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations.

	As of December 31,
	2022	2021
	US$’000	US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue over 3 years	109,816	119,025

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2021	6,872	52,116	7,336	100,265	5,969	7,588	15,661	195,807
Additions	—	—	6	406	374	761	7,109	8,656
Disposals	—	(37)	—	(7,232)	(517)	(474)	—	(8,260)
Transfer	—	(45)	108	4,523	88	11	(4,642)	43
Exchange differences	(856)	(3,942)	(613)	(9,798)	(438)	(339)	(1,316)	(17,302)
At December 31, 2021	6,016	48,092	6,837	88,164	5,476	7,547	16,812	178,944
Additions	—	210	353	454	298	645	1,593	3,553
Disposals	—	—	—	(3,783)	(304)	(457)	(5)	(4,549)
Transfer	—	4,038	1,280	10,637	—	200	(16,155)	—
Exchange differences	(296)	(1,753)	(272)	(4,158)	(160)	(535)	(840)	(8,014)
At December 31, 2022	5,720	50,587	8,198	91,314	5,310	7,400	1,405	169,934

Depreciation/Impairment
At January 1, 2021	—	(38,485)	(4,856)	(87,544)	(3,857)	(6,365)	—	(141,107)
Depreciation charge for the year	—	(993)	(403)	(2,184)	(504)	(506)	—	(4,590)
Impairment	—	—	—	(5)	—	(2)	—	(7)
Disposals	—	36	—	7,170	505	468	—	8,179
Transfer	—	45	—	—	(87)	—	—	(42)
Exchange differences	—	3,389	428	8,639	268	318	—	13,042
At December 31, 2021	—	(36,008)	(4,831)	(73,924)	(3,675)	(6,087)	—	(124,525)
Depreciation charge for the year	—	(1,069)	(438)	(2,434)	(435)	(556)	—	(4,932)
Impairment	—	—	—	—	—	—	—	—
Disposals	—	—	—	3,783	242	452	—	4,477
Transfer	—	—	—	—	—	—	—	—
Exchange differences	—	1,482	194	3,557	88	438	—	5,759
At December 31, 2022	—	(35,595)	(5,075)	(69,018)	(3,780)	(5,753)	—	(119,221)

Net book value
At December 31, 2022	5,720	14,992	3,123	22,296	1,530	1,647	1,405	50,713
At December 31, 2021	6,016	12,084	2,006	14,240	1,801	1,460	16,812	54,419
At January 1, 2021	6,872	13,631	2,480	12,721	2,112	1,223	15,661	54,700
15(a)    Impairment of property, plant and equipment
In 2022, 2021 and 2020 our Company recorded an impairment loss of $0, $7 and $202 on property, plant and equipment at Sigma Cable, Shanghai Yayang and SFO facilities. The impairment is presented within cost of sales in consolidated income statements, other operating expenses in Note 7(b), and the impairment of property, plant and equipment of ROW, North Asia and Thailand segments in Note 5.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    PROPERTY, PLANT AND EQUIPMENT (continued)
15(a)    Impairment of property, plant and equipment (continued)
Our Company performed a valuation for utilized machinery measured at fair value less costs to sell using a cost approach due to closure of the manufacturing facilities at Shanghai Yayang. Its fair value measurement was classified as Level 3 of the fair value hierarchy. After considering the relevant evidence, the key assumption used included replacement costs, residual value and remaining useful life of these existing assets. The impairment test revealed that the recoverable amount was lower than the carrying amount.
Our Company considers the market demand for SFO’s products and performed an impairment test on the CGU composed of property, plant and equipment used in the manufacturing of fiber optic cables at SFO. Our Company determined the recoverable amount of the CGU to be $0 based on the value in use.
15(b)    Pledge
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 27(e) (i).
16.    RIGHT-OF-USE ASSETS
16(a)    Amounts recognized in the consolidated balance sheets

	As of December 31,	As of December 31,
	2022	2021
Right of use assets	US$’000	US$’000
Land	2,211	2,533
Buildings	935	690
Motor vehicle and other asset	134	135
Office equipment	152	35
	3,432	3,393
Our Company leases various assets including land, buildings, business vehicles and multifunction printers. Rental contracts are typically made for periods of 2 to 37 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
Additions to the right-of-use assets during the 2022 financial year were $863 (2021: $906).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16.    RIGHT-OF-USE ASSETS (continued)
16(b)    Amounts recognized in the consolidated income statements

	2022	2021
Depreciation charge of right of use assets	US$’000	US$’000
Land	242	289
Buildings	337	286
Motor vehicle and other asset	65	53
Office equipment	38	33
	682	661

Interest expenses (included in finance cost)	80	70
Expenses relating to short-term leases	11	3
Expenses relating to lease of low-value assets that are not short-term leases	3	3
The total cash outflow for lease in 2022 was $710 (2021: $708).
17.    INVESTMENT PROPERTIES
17(a)    Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Warehouse	Land leasehold right	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2022
Cost	403	515	5,018	91	11	6,038
Less: Accumulated depreciation	—	(385)	(397)	(5)	(1)	(788)
Net book value	403	130	4,621	86	10	5,250

As of December 31, 2021
Cost	418	716	5,366	98	—	6,598
Less: Accumulated depreciation	—	(516)	(270)	(3)	—	(789)
Net book value	418	200	5,096	95	—	5,809
A reconciliation of the net book value of investment properties was as follow:

	2022	2021
	US$’000	US$’000
Net book value at January 1	5,809	6,378
Addition	12	—
Disposals	(30)	—
Depreciation (included in administrative expenses)	(176)	(196)
Exchange difference	(365)	(373)
Net book value at December 31	5,250	5,809

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    INVESTMENT PROPERTIES (continued)
17(b)    The amount recognized in profit or loss arising from the investment properties

	2022	2021	2020
	US$’000	US$’000	US$’000
Rental income derived from investment properties	243	170	190
Direct operating expenses (including repairs and maintenance) generating rental income	(157)	(174)	(145)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(21)	(23)	—
Net profit (loss) arising from investment properties carried at cost	65	(27)	45

Undiscounted lease payments receivable to be received during the lease terms are immaterial.
17(c)    Measuring investment properties at fair value
The fair value of the investment properties are stated below:

	As of December 31,
	2022	2021
	US$’000	US$’000
Land not being used for operation	10,322	10,528
Office buildings for rent	1,995	2,444
Warehouse	5,291	5,658
Land leasehold right	158	173
Other	11	—
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
17(d)    Pledge
Information about the investment properties that were pledged to others as collaterals is provided in Note 27(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    INTANGIBLE ASSETS
Computer software

	2022	2021
	US$’000	US$’000
Cost
At January 1	696	743
Addition	62	4
Disposals	—	(19)
Transfer	—	—
Exchange difference	(20)	(32)
At December 31	738	696
Accumulated amortization
At January 1	(567)	(563)
Amortization	(45)	(47)
Disposals	—	19
Exchange difference	13	24
At Current period end	(599)	(567)
Net book value
At December 31	139	129
19.    INVESTMENTS IN ASSOCIATES
19(a)    Associates of our Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2022	2021
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19.    INVESTMENTS IN ASSOCIATES (continued)
19(b)    Carrying amounts of investment in associates

	As of December 31,
	2022	2021
	US$’000	US$’000
At January 1	835	930
Share of loss of associates	(1)	(1)
Exchange difference	(29)	(94)
At December 31	805	835
The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.
19(c)    Summarized financial information for associates
The following table summarized financial information of our Company’s investments in associates:

	As of December 31,
	2022	2021
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	1	3
Non-current assets	1,818	1,884
Current liabilities	(2)	(1)
Non-current liabilities	(176)	(182)
Equity	1,641	1,704

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	805	835

	For the year ended Current period end
	2022	2021	2020
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(3)	(2)	(2)

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ loss for the year:	(1)	(1)	(1)
As of December 31, 2022 and 2021, our Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.    TRADE AND OTHER PAYABLES

	As of December 31,
	2022	2021
	US$’000	US$’000
Trade payables	29,258	32,428
Other payables	10,633	12,356
	39,891	44,784
Other payables included refund liabilities arising from contracts with customers, which amounted to $8,667 and $9,832 as of December 31, 2022 and 2021, respectively.
21.    EMPLOYEE BENEFIT

	As of December 31,
	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	1,320	7,576	8,896	1,387	8,467	9,854
Long service leave	627	117	744	600	126	726
Total	1,947	7,693	9,640	1,987	8,593	10,580
21(a)    Pension – Defined contribution plans
Our Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2022, 2021 and 2020, were $1,182, $1,200, and $966, respectively.
21(b)    Pension – Defined benefit plans
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21.    EMPLOYEE BENEFIT (continued)
21(b)    Pension – Defined benefit plans (continued)
The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2022	2021	2020
	US$’000	US$’000	US$’000
Current service cost	447	519	562
Past service cost	48	—	—
Interest cost on benefit obligation	154	127	147
Net benefit cost	649	646	709

	For the year ended December 31,
Other comprehensive income	2022	2021	2020
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	(263)	140	(328)
Actuarial loss / (gain) – demographic assumption	74	(23)	(1)
Actuarial (gain) / loss – financial assumption	(543)	(676)	130
Actuarial gain	(732)	(559)	(199)

	For the year ended December 31,
Change in the defined obligation	2022	2021	2020
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	9,854	11,300	11,742
Current service cost	447	519	562
Past service cost	48	—	—
Interest cost on benefit obligation	154	127	147
Benefits paid directly by our Company	(653)	(746)	(954)
Actuarial gain in other comprehensive income	(732)	(559)	(199)
Exchange differences	(222)	(787)	2
Defined benefit obligation at December 31	8,896	9,854	11,300
Actuarial assumptions
The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the year ended December 31, 2022 and 2021 are as follows:

	2022	2021
	%	%
Discount rate	2.5-2.7	1.9
Rate of salary increase	5.0~6.0	5.0~6.0
Pre-retirement mortality	* Thailand TMO17 Tables	* Thailand TMO17 Tables
*TMO represented as Thailand Mortality Ordinary Tables

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21.    EMPLOYEE BENEFIT (continued)
21(b)    Pension – Defined benefit plans (continued)
Maturity profile of defined benefit obligation
The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2022	2021
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	1,320	1,387
Between 2 and 5 years	1,936	1,770
Between 6 and 10 years	4,101	4,345
Total expected payments	7,357	7,502

Weighted average duration of defined benefit obligation	9 years	9 years
Sensitivity analysis
A one-percentage point change in the assumed rates would have yielded the following effects:

	2022	2021
	US$’000	US$’000
Discount rate – 1% increase	(699)	(817)
Discount rate – 1% decrease	818	960
Rate of salary increase – 1% increase	782	912
Rate of salary increase – 1% decrease	(685)	(796)
The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.
21(c)    Long service leave
The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bond with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. As of December 31, 2022 and 2021, the amount of long service leave obligation was $744 and $726, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.    OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2021
	US$’000	US$’000
Contract liabilities	1,325	612
Dividend payable	291	671
Onerous contracts provisions	2,110	9,640
Other current liabilities	1,563	3,212
Total	5,289	14,135
Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.
22(a)    Onerous contracts provisions

	For the year ended December 31,
	2022	2021
	US$’000	US$’000
At January 1	9,640	5,105
Recognized	498	6,241
Reversed	(7,763)	(1,401)
Exchange differences	(265)	(305)
At December 31	2,110	9,640
22(b)    Contract Liabilities

	As of December 31,
	2022	2021	2020
	US$’000	US$’000	US$’000
Current contract liabilities
Advance from customers	1,222	511	156
Custodial service	47	50	44
Transportation service	56	51	59
Total current contract liabilities	1,325	612	259
Our Company recognizes contract liabilities when it receives advance payments from customers before performance obligations have been performed.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.    OTHER CURRENT LIABILITIES (continued)
22(b)    Contract Liabilities (continued)
Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2022	2021
	US$’000	US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Advance from customers	511	156
Custodial service	49	40
Transportation service	49	44
	609	240
23.    EQUITY
23(a)    Common shares

	As of December 31,
	2022	2021
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At January 1, 2021	13,830,769	138
At December 31, 2021	13,830,769	138
Issuance of common shares	6,796,558	68
At December 31, 2022	20,627,327	206

Treasury shares	Number of shares	US$’000
At January 1, 2021	11,100	38
At December 31, 2021	11,100	38
At December 31, 2022	11,100	38
APWC announced the completion of the rights offering on February 2, 2022, which was issued and sold an aggregate of 6,796,558 common shares pursuant to the exercise of subscription rights, raising net proceeds of $7.9 million after deducting offering expenses. Following the completion of the rights offering, APWC had 20,627,327 common shares issued and 11,100 common shares were repurchased and held by the Company as treasury shares.
23(b)    Dividends
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
APWC did not declare or pay dividends distributed to owners for the years ended December 31, 2022, 2021 and 2020.
23(c)    Other comprehensive income – net of tax
The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2022
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(9,506)	(9,506)
Re-measuring gains on defined benefit plans	585	—	—	585
Changes in fair value of financial assets at fair value through other comprehensive income	—	(1,082)	—	(1,082)
	585	(1,082)	(9,506)	(10,003)

	For the year ended December 31, 2021
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(15,028)	(15,028)
Re-measuring gains on defined benefit plans	447	—	—	447
Changes in fair value of financial assets at fair value through other comprehensive income	—	587	—	587
	447	587	(15,028)	(13,994)

	For the year ended December 31, 2020
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	5,211	5,211
Re-measuring losses on defined benefit plans	159	—	—	159
Changes in fair value of financial assets at fair value through other comprehensive income	—	(1,431)	—	(1,431)
	159	(1,431)	5,211	3,939

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
Moon View Venture Limited (“Moon View”), PEWC, Singapore Branch, PEWC Singapore Co. (Pte) Ltd., Taiwan Submarine Cable Co., Ltd, and PEWC (HK) are controlled by PEWC. Moon View is the immediate holding company of our Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the non-controlling shareholder of one of our Company’s operating subsidiaries in Thailand. SPHC is one of our Company’s equity investees. Fujikura Limited is a non-controlling shareholder of one of our Company’s operating subsidiaries in Thailand.
24(a)    Outstanding balance with related parties
The following table provided the total amount of outstanding balance at December 31, 2022 and 2021.

		As of December 31,
		2022	2021
		US$’000	US$’000
Amounts due from related parties
The ultimate parent company	PEWC	147	24
	PEWC, Singapore Branch	5	21
	PEWC (HK)	4,177	7,204
	Taiwan Submarine Cable Co., Ltd	65	—

Associate	SPHC	170	176

Non-controlling shareholder of subsidiary	Italian-Thai and its affiliates	6,454	6,540
		11,018	13,965
Amounts due to related parties
The ultimate parent company	PEWC	14,814	10,075
	PEWC Singapore Co. (Pte) Ltd.	400	400
	PEWC (HK)	26	16

Associate	SPHC	1,362	1,362

Others		11	12
		16,613	11,865
Contract liabilities
The ultimate parent company	PEWC	137	—

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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.    RELATED PARTY TRANSACTIONS (continued)

24(b)    Transactions with related parties
The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2022	2021	2020
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	24,914	20,359	5,742
	Sales	—	5,254	90
	Fabrication income received	—	25	—
	Construction income received	3	—	—
	Management fee received	10	—	—
	Management fee paid	172	153	133
	Information technology service fee paid	120	113	123
	Training fee paid	—	110	—
	Interest expenses paid	—	91	60
	Rental fee paid	18	—	—
	Materials purchased for interior office redecorating	8	—	—
PEWC, Singapore Branch	Management fee received	—	14	14
PEWC Singapore Co. (Pte) Ltd.	Interest expenses paid	—	—	12
PEWC (HK)	Sales	18,309	25,127	17,004
	Service fee paid	156	219	209

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	8,772	6,613	5,344
	Construction of factory building expenses	—	1,651	3,436

Others	Fabrication cost	277	350	238
24(c)    Terms and condition of transactions with related parties
The sales to and purchases from related parties are based on negotiation by the entities. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
Our Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2022, 2021 and 2020.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.    RELATED PARTY TRANSACTIONS (continued)

24(c)    Terms and condition of transactions with related parties (continued)
Our Company leased office from PEWC. The lease terms and prices were both determined in accordance with mutual agreements. The rental fee were paid to PEWC monthly; the related expenses were both classified under manufacturing, selling, and administrative expenses.
Pursuant to the composite services agreement with PEWC:
(i)PEWC will sell copper rod to our Company, upon our Company’s request, (1) at a price consisting of the average spot price of copper on the LME for the one month prior to purchase plus an agreed upon premium, (2) at prices and on terms at least as favorable as it provides copper rod to other purchasers of similar amounts of copper rod in the same markets as PEWC and (3) will give priority in the supply of copper rod to our Company over other purchasers of copper rod from PEWC.
(ii)PEWC grants to our Company the right to distribute any wire or cable product manufactured by PEWC in all markets in which our Company presently distributes or develops the capability to distribute in the future, such products on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC shall not be required to grant to our Company the right to distribute products manufactured by PEWC in the future in markets where our Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to our Company.
(iii)PEWC will make available to our Company, upon our Company’s request and on terms to be mutually agreed between PEWC and our Company from time to time, access to certain of PEWC’s technology (and PEWC personnel necessary to use such technology) with respect to the design and manufacture of wire and cable products, including, without limitation, certain fiber optic technology. Our Company benefits from research and development conducted by PEWC at little or no cost to our Company.
(iv)PEWC will make available to our Company, upon our Company’s request and on terms to be mutually agreed between PEWC and our Company from time to time, certain services with respect to the design and manufacture of wire and cable products, computerization, inventory control, purchasing, internal auditing, quality control, emergency back-up services, and recruitment and training of personnel; such services may include the training of our Company’s employees and managers at PEWC facilities and the secondment of PEWC employees and managers to our Company.
(v)Each of PEWC and our Company will offer the other party the right to participate in any negotiations with a third party concerning the establishment of any facility or similar venture to manufacture or distribute any wire or cable product outside of the markets where our Company currently manufactures or distributes, or intends to develop the capability to manufacture or distribute, any wire or cable product. Unless our Company and PEWC mutually agree otherwise, our Company shall have the right of first refusal to enter into any definitive agreement with such third party. If, however, such third party would not agree to the substitution of our Company for PEWC or such substitution would prevent the successful completion of the facility or venture, PEWC will arrange for our Company to participate to the extent possible.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.    RELATED PARTY TRANSACTIONS (continued)

24(d)    Compensation of key management personnel of our Company

	For the years ended December, 31
	2022	2021	2020
	US$’000	US$’000	US$’000
Short-term employee benefits	1,953	2,372	3,050
Post-employment benefits	48	84	114
Total compensation paid to key management personnel	2,001	2,456	3,164
The amounts disclosed in the table were recognized as expenses during the reporting periods.
25.    COMMITMENTS AND CONTINGENCIES
25(a)    Purchase commitments
As of December 31, 2022 and 2021, our Company had commitments to purchase raw materials totaling $191 million to $225 million and $219 million to $262 million (22,375 to 26,255 metric tons and 22,252 to 26,652 metric tons), respectively, from third parties at the prices stipulated in the contracts.
25(b)    Capital commitments
As of December 31, 2022 and 2021, our Company had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.7 million and $0.9 million, respectively.
25(c)    Guarantees
As of December 31, 2022 and 2021, APWC provided a corporate guarantee not exceeding the sum of $25 million and $25 million, respectively, for the bond performance and banking facility of Sigma Cable.
As of December 31, 2022 and 2021, there were outstanding bank guarantees of $14 million and $14 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.
25(d)    Service commitments
As of December 31, 2022 and 2021, our Company had commitments in respect of management consulting services with related parties totaling $0.1 million and $0.1 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.    FAIR VALUE MEASUREMENT

Fair value information:
As of December 31, 2022	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(6)		(6)
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	1,553	—	—	1,553
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	10,322	—	—	10,322
Office buildings	1,995	—	—	1,995
Warehouse	5,291	—	—	5,291
Land leasehold right	158	—	—	158
Other	11	—	—	11
There have been no transfers between Level 1 and Level 2 during the year.

Fair value information:
As of December 31, 2021	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,929	—	—	2,929
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	10,528	—	—	10,528
Office buildings	2,444	—	—	2,444
Warehouse	5,658	—	—	5,658
Land leasehold right	173	—	—	173
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
27(a)    Market risk
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
The sensitivity analysis in the following sections relate to the position as of December 31, 2022 and 2021.
The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.
(i)Interest rate risk
Our Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 36% of our Company’s financial liabilities bear floating interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.
At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2022 and 2021 to increase/decrease by $128 and $168, respectively.
(ii)Equity price risk
Our Company’s exposure to equity price risk arises from unquoted instrument held by our Company and classified in the balance sheet as non-current financial assets at fair value through other comprehensive income.
The fair value and the sensitivity analysis of the held equity instrument are disclosed in Note 11(d).
(iii)Foreign currency risk
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
The balance of financial assets and liabilities denominated in a currency different from our Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2022	2021	2022	2021
United States dollar (USD)	8,231	15,304	15,057	58,526
Thai Baht (THB)	326	326	30	30
Singapore dollar (SGD)	106	130	46	6
Taiwan dollar (TWD)	25,282	9,929	4,463	5,104
Renminbi (RMB)	18	18	—	—
Hong Kong dollar (HKD)	7,773	10,678	25	28
Euro (EUR)	20	125	—	519
Foreign currency sensitivity
The following table demonstrates the sensitivity of our Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against all other non-functional currencies, with all other variables held constant.

	Change rate	USD	THB	SGD	TWD	HKD	EUR

2022	5%	(341)	—	2	34	50	1
	-5%	341	—	(2)	(34)	(50)	(1)
	5%	(2,161)	—	5	9	68	(22)
2021	-5%	2,161	—	(5)	(9)	(68)	22

(iv)Commodity price risk
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
Commodity price sensitivity
The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2022
Copper	+23%	5,981	N/A
	-23%	(5,981)	N/A
2021	+95%	26,926	N/A
Copper	-95%	(26,926)	N/A
On average, copper composes around 79% and 75% of the product cost in December 31, 2022 and 2021, respectively. The above sensitivity analysis is based on the most significant fluctuation rate of the month in December 31, 2022 as compared to the same month in 2021 and the most significant fluctuation rate of the month in 2021 as compared to the same month in 2020 and one month manufacturing lead time to estimate its impact on profit before tax in December 31, 2022 and 2021, respectively.
27(b)    Credit risk
Credit risk arises from cash and cash equivalents, bank deposits, foreign currency forward contracts, trade receivables, contract assets, other receivables excluding bank deposits, and amounts due from related parties. Our Company’s exposure to credit risk arises from default of counterparty, with maximum exposure equal to the carrying amount of these financial instruments.
(i)Risk management
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
Concentrations of credit risk with respect to trade receivables and contract assets are limited due to the large number of entities comprising our Company’s customer base. Our Company analysis the credit risk for each of the new clients before credit limits are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Our Company carefully assesses the financial strength of its customers and generally does not require any collateral. Compliances with credit limits are monitored, and exceptions beyond a certain threshold are discussed regularly. Customers’ credit terms are extend over time only when they establish good payment patterns with our Company. Other receivables excluding bank deposits mainly

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(i)Risk management (continued)
contain doubtful receivables from customers. Our Company obtained collateral in respect of those material receivables, and performed the valuation of the collateral.
Our Company enters into transactions with related parties in the ordinary course of its business. Refer to Note 24(c) for our Company’s general credit risk management practices.
(ii)Definition of default
Our Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:
▶when there is a breach of financial covenants by the debtor; or
▶information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including our Company, in full (without taking into account any collateral held by our Company).
(iii)Measurement and recognition of expected credit losses
Our Company recognizes a loss allowance for expected credit losses on trade receivables and contract assets by using a provision matrix. Refer to Note 12(c) for the approach used to measure expected credit losses of trade receivables, Note 12(b) for the loss allowance recognized, and Note 12(a) for changes in the loss allowance on trade receivables. While contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.
Our Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the years ended December 31, 2022 and 2021 were immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.
(iv)Write off policy
Financial instruments are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with our Company, and a failure to make contractual payments for a period of greater than generally 90 days past due.
(v)Concentrations of credit risk
As of December 31, 2022 and 2021, trade receivables from one customer represented 14.44% and 15.53% of total trade receivables of our Company, respectively. The credit concentration risk of other trade receivables is insignificant.
27(c)    Liquidity risk
Liquidity risk arises from the financial liabilities of our Company and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages our Company’s liquidity risk by closely monitoring cash flow from the operations. Our Company has about $54 million in cash and cash equivalents, $158 million in unutilized amounts of bank loans, and the total financial liabilities is $120 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered not high as of December 31, 2022. Refer to Note 29 for development subsequent to year end.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
27(c)    Liquidity risk (continued)
The table below summarizes the maturity profile of our Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2022
Financial liabilities
Interest-bearing loans and borrowings	46,087	9,616	400	4,870	60,973
Trade and other payables	39,891	—	—	—	39,891
Due to related parties	16,613	—	—	—	16,613
Financial liabilities at fair value through profit or loss	6	—	—	—	6
Lease liability	788	1,073	469	579	2,909
	103,385	10,689	869	5,449	120,392

As of December 31, 2021
Financial liabilities
Interest-bearing loans and borrowings	62,295	428	428	3,626	66,777
Trade and other payables	44,784	—	—	—	44,784
Due to related parties	11,865	—	—	—	11,865
Lease liability	637	925	412	764	2,738
	119,581	1,353	840	4,390	126,164
27(d)    Capital management
The primary objectives of our Company’s capital management are to safeguard our Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.
Our Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, our Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. Our Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022 and 2021.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
27(d)    Capital management (continued)
In line with industry practices, our Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. Our Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,
	2022	2021
	US$’000	US$’000
Interest bearing loans and borrowings	57,731	65,387
Trade and other payables	39,891	44,784
Less: cash and cash equivalents	(54,017)	(44,507)
Net debt	43,605	65,664
Total Equity	211,428	209,317
Capital and net debt	255,033	274,981
Gearing ratio	17.1%	23.9%
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
27(e)    Collateral
The credit lines of our Company were collateralized by:
(i)Mortgage of our Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $10,541 at December 31, 2022 (2021: $7,030);
(ii)Pledge of other receivables of $1,118 at December 31, 2022 (2021: $1,109) ;
(iii)Corporate guarantee issued by APWC.
(iv)A trading facility was secured by all the assets with total carrying amount of $35,080 of a subsidiary as of December 31, 2022 (2021: $33,940).
The weighted average interest rates on bank loans and overdrafts as of December 31, 2022 and 2021 were 2.58% and 2.15% per annum, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    CASH FLOW INFORMATION
28(a)    Investing activities with partial cash payments

(i)Purchase of PPE	For the year end December 31,
	2022	2021
	US$’000	US$’000
Acquisition of property, plant and equipment	3,553	8,657
Add: Payable for PPE or CIP - Opening	173	196
Less: Payable for PPE or CIP - Ending	(152)	(173)
Less: Prepayment for PPE & CIP - Opening	(427)	(561)
Add: Prepayment for PPE & CIP - Ending	599	428
Cash paid during the year	3,746	8,547
28(b)    Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2021	13,781	2,334	16,115
Changes in cash flows	54,161	(632)	53,529
Foreign exchange adjustments	(2,555)	(76)	(2,631)
Acquisition lease	—	906	906
Other changes	—	2	2
Remeasurement	—	(47)	(47)
Balance at December 31, 2021	65,387	2,487	67,874
Changes in cash flows	(5,176)	(616)	(5,792)
Foreign exchange adjustments	(2,480)	(44)	(2,524)
Acquisition lease	—	851	851
Other changes	—	(15)	(15)
Remeasurement	—	(89)	(89)
Balance at December 31, 2022	57,731	2,574	60,305
29.    SUBSEQUENT EVENT
29(a)    CTW dividend payments
On February 21, 2023, the Board of Directors of Charoong Thai declared a cash dividend distribution to its shareholders amounted to $0.6 million (Baht 19.9 million, equivalent to Baht 0.05 per share), $0.3 million of which will be distributed to non-controlling interest. The dividend will be paid on May 22, 2023. This dividend distribution plan requires the approval of the 2023 Annual General Meeting of Shareholders of Charoong Thai.
Other than the above events, our Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of our Company, the results of those operations, or the state of affairs of our Company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30.    APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorized for issuance by the board of directors on April 25, 2023.