Form 20-F
period 2023-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2024-04-29
CIK 1026980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December. 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
20,616,227 Common Shares outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Large accelerated Filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
•"TWD" refers to the Taiwan New Dollar, the legal tender currency of Taiwan.
•“RMB” refers to the Chinese Renminbi, the legal tender currency of China.
•“Thailand” refers to the Kingdom of Thailand.
•“Singapore” refers to The Republic of Singapore.
•“Taiwan” or "ROC" refer to Taiwan, The Republic of China.
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
ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable
ITEM 3:     KEY INFORMATION
3.A.    Selected Consolidated Financial Data
The following selected consolidated financial data is derived from the consolidated financial statements of our Company for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The selected data set forth below should be read in conjunction with, and is qualified in its entirety by, the discussion in “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto referenced in “Item 18. Financial Statements.”

	For the Year Ended December 31,
	2023	2022	2021	2020	2019 (2)
	(in US$ thousands, except for earnings per share)
Income Statement Data:
Revenue	$425,772	$433,893	$476,659	$313,564	$338,160
Costs of sales	(395,545)	(401,363)	(455,508)	(279,686)	(313,373)
Gross profit	30,227	32,530	21,151	33,878	24,787
Other operating income	433	1,026	587	814	385
Selling, general & administrative expenses	(24,472)	(24,978)	(26,484)	(27,006)	(25,051)
Other operating expenses	—	(3)	(7)	(5)	(547)
Net impairment loss on financial and contract assets	(4,640)	(508)	(220)	(124)	(223)
Operating profit/(loss)	1,548	8,067	(4,973)	7,557	(649)
Finance costs	(2,527)	(1,650)	(1,251)	(744)	(1,012)
Finance income	205	120	123	320	506
Share of loss of associates	(2)	(1)	(1)	(1)	(3)
Exchange gain/(loss)	679	143	(4,425)	(579)	1,550
Other income	570	889	671	1,173	717
Other expense	(9)	(3)	(1)	(1)	(3)
Profit before taxes	464	7,565	(9,857)	7,725	1,106
Income taxes expense	(162)	(2,808)	1,345	(4,016)	(2,057)
Profit/(loss) for the year	$302	$4,757	$(8,512)	$3,709	$(951)
Attributable to:
Equity holders of APWC	$3,867	$3,874	$(2,642)	$(552)	$(1,632)
Non-controlling interests	$(3,565)	$883	$(5,870)	$4,261	$681
Earnings per share (1)
Basic and diluted profit/(loss) for the year attributable to equity holders of the parent	$0.19	$0.19	$(0.19)	$(0.04)	$(0.12)

	As of December 31,
	2023	2022	2021	2020	2019 (2)
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$37,970	$54,017	$44,507	$52,237	$53,673
Working capital	$154,377	165,926	149,810	180,323	185,855
Total assets	$366,664	371,019	389,428	338,119	298,911
Total debts	$53,737	57,731	65,387	13,781	11,356
Net assets	$214,621	211,428	209,317	234,875	228,435
Capital stock	$206	206	138	138	138
Total APWC shareholders’ equity	$157,059	151,595	147,500	157,860	153,854
(1)The calculation of the earnings per share is based on 20,616,227 basic and diluted weighted Common Shares issued and outstanding for the year ended December 31, 2023. For the year ended December 31, 2022, it was based on 20,020,364 basic and diluted weighted Common Shares issued and outstanding; and was based on 13,819,669 basic and diluted weighted Common Shares issued and outstanding for each of the year ended December 31, 2021, 2020, and 2019.
(2)Includes the impact of the application of IFRS 16.
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
Risks Related to Our Business (for more detailed discussion, see “Risk Factors -- Risks Related to Our Business”)
•Pandemics, epidemics or disease outbreaks, such as COVID-19 pandemic, have, and may in the future, could have a material adverse effect on our business, financial condition and, results of operations.
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
Control of APWC rests with its majority shareholder, Pacific Electric Wire & Cable Co., Ltd., a Taiwanese company ("PEWC"), and APWC relies on Nasdaq’s controlled company and foreign private issuer exemptions, all of which could materially and adversely affect our corporate governance.

Risks Related to Our Business
Pandemics, epidemics or disease outbreaks, such as COVID-19 pandemic, have, and may in the future, could have a material adverse effect on our business, financial condition and, results of operations.
The global spread of the Coronavirus Disease 2019 (“COVID-19”) has significantly impacted worldwide economic activity and financial markets. Our operations and production have been affected and disrupted by the outbreak of COVID-19, such as reducing on-site staff and transitioning a significant portion of our workforce to remote work. Moreover, mandated COVID-19 measures have led to operating below standard production levels. Additionally, COVID-19 has affected and disrupted our suppliers, customers, and other business partners, leading to challenges such as travel restrictions, business closures, and reduced demand for our products.
Although the effects of COVID-19 during 2023 were not as significant as in prior years, new variants continued to cause waves of COVID-19 cases around the world. Furthermore, if a new pandemic, epidemic or disease outbreak were to occur, we could experience broad and varied impacts similar to the impact of COVID-19. However, the occurrence or continuation of any of these events, including the reemergence of COVID-19 in severity, could materially affect our business, financial condition, and results of operations.
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
The wire and cable industry in the Asia Pacific region is highly competitive, and if we fail to successfully invest in and maintain product development, productivity improvements and customer service and support, sales of our products could be materially adversely affected. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than us. We and other wire and cable producers compete primarily on the basis of product quality and performance, reliability of supply, customer service, and price. To the extent that one or more of our competitors are more successful with respect to the primary competitive factors, our business could be materially adversely affected. In addition, our Company’s business could be materially adversely impacted if low margin wire and cable manufacturers in China enter into the markets where we operate, like they have in Australia and Singapore. Our Company’s business, financial condition and results of operations may also be materially adversely affected in the event it must compete with SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. When SOEs enter the market, it can become untenable for private enterprises in competition with SOEs to conduct profitable operations when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. Certain of our products are made to common specifications and may be interchangeable with the products of certain of our competitors. Since customers could potentially substitute our products with those of our competitors, customer loyalty is an important pillar of our business’s competitive position.
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
Our principal operations and properties are located in the three regions that constitute our business segments, namely the North Asia, Thailand and ROW regions. Although our reporting currency is the U.S. dollar, the functional currency of our Thailand region, which accounted for 39% of sales in 2023, is the Thai Baht. The functional currencies of our ROW region, which accounted for 47% of sales in 2023, are the Australian dollar and the Singapore dollar. The functional currencies for our North Asia operations, which in total accounted for 14% of sales in 2023, are divided into three groups: (1) the PRC Subsidiaries, whose functional currency is the RMB, (2) Crown Century, whose functional currency is the U.S. dollar, and (3) the ROC Subsidiaries, whose functional currency is the TWD. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, the TWD, or the RMB against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.
Our Company conducts business in many foreign currencies and is subject to exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. A substantial portion of our aggregate revenues is denominated in the following currencies: RMB, TWD, Baht, Australian dollars and Singapore dollars, while our purchases of raw materials and expenditures related to equipment upgrades are largely denominated in U.S. dollars. Any devaluation of the Baht, the Australian dollar, the Singapore dollar or the RMB against foreign currencies (such as the U.S. Dollar) would increase the effective cost of transactions denominated in such other foreign currencies. This would have an adverse impact on our operations and cash flows. Likewise, an increase in U.S. dollar borrowing costs and any increase in the strength of the U.S. dollar in foreign exchange markets (which could also increase borrowing rates) could materially adversely affect our business in the markets where we have operating plants, such as Thailand, China, Singapore and Australia. Consequently, adverse movements in exchange rates could have a material adverse effect on our business, financial condition and results of operations.
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
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; the PRC legal system may limit our Company’s remedies, which may impact our ability to enforce agreements in the PRC with third parties; and changes in policies, laws, rules and regulations in the PRC could adversely affect us.

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

Pursuant to the “Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law” (the “Opinions”) issued by the Central Committee of the Chinese Communist Party and the State Council on July 6, 2021, among others, the PRC government sought to strengthen judicial cooperation in cross-border supervision and law enforcement on securities activities. The China Securities Regulatory Commission ("CSRC") published the Provisions of the State Council of the PRC on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which, among others, clarified the scope of overseas offering and listing by a PRC company, and listed a number of circumstances where overseas offering is prohibited. The CSRC subsequently published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the

“Trial Measures”) effective March 31, 2023. The new regulations for the filing-based administration of overseas securities offering and listing by companies that are incorporated in the PRC and the domestic operating entities of companies whose securities are indirectly offered and listed overseas (collectively referred to as "domestic companies") are, and are made up of six sets of documents, namely, the Trial Measures and five supporting guidelines. The CSRC also issued an accompanying "Notes on the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies" which provides an explanation of the Trial Measures. The Trial Measures and the changes from the prior drafts circulated by the CSRC have the potential to impact our PRC operations, financial position and business strategies, particularly if we were to seek a spin-off and foreign listing of our Chinese entities.

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

The PRC Anti-Monopoly Law (“AML”) includes oversight of concentration of undertakings, monopoly agreements and abusive behavior by companies with market dominance and was amended effective August 1, 2022 to include, among others, increased penalties for anti-trust violations. The State Administration for Market Regulation (“SAMR”), the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the AML, with increased investigations and the levying of significant fines. In 2023, SAMR finalized a series of implementing regulations, rules and guidelines to facilitate the interpretation and enforcement of AML.. While the business of APWC may not fall within the industries where recent active anti-monopoly enforcement efforts have focused, we cannot assure you that we will not be affected, either directly or indirectly, by this increased focus. In addition, to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, including adjusting investment strategy and business arrangements, which may adversely affect our business, growth prospects, and the value of our Common Shares.

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

Neither ‘important data’ nor ‘core data’ have been comprehensively defined in PRC law. ‘Important data’ is a unique category of data introduced by the CSL and adopted into the DSL, but was defined in neither law. In Q4, 2022, the National Information Security Standardization Technical Committee (TC260) released a draft guidance document, which provides a methodology and set of criteria for grading data as either ‘important data’ or ‘core data’. On July 3, 2023 the CAC and MPS, among others, jointly released the 2023 edition of the Catalogue of Critical Network Equipment and Specialized Cybersecurity Products (“Catalogue”). The 2023 Catalogue designated 38 network products subject to mandatory Critical Network Equipment and Specialized Cybersecurity Products Certification. To the extent that any data that APWC’s PRC subsidiaries may in the future collect and process within the PRC and which falls within the scope of “important data”, APWC will be subject to various statutory obligations, such as conducting a national security review if the processing activity may affect national security, and periodically carrying out requisite risk assessments.

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

On December 27, 2021, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce of the PRC (“MOFCOM”) issued Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Version) effective January 1, 2022. The wire & cable industry is not within the sector where foreign investment is prohibited or restricted in the 2021 Version. Accordingly, APWC’s PRC business is unlikely to be directly affected by the rules and enforcement actions targeting variable interest entity structures, even if APWC proposes a spin-off of its PRC entities and an offshore listing. However, it is not known whether these matters will be addressed by additional laws or regulations promulgated pursuant to the FIL. The FIL could be interpreted and implemented in a manner that could have a material adverse effect on our Company’s business, financial condition and results of operations.
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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Our PRC subsidiaries represent the majority of the sales in our North Asia segment, which segment constituted approximately 14% of our sales in 2023. Substantially all revenues of our subsidiaries organized under the laws of the PRC, are denominated in RMB. Shortages in the availability of foreign currency in the PRC may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade-related payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in the PRC for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in the PRC. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law and may be subject to taxation. As a result, our PRC subsidiaries may be restricted in their ability to transfer cash outside of the PRC whether in the form of dividends, loans, and advances. If our PRC subsidiaries distribute dividends, these restrictions and requirements could reduce the amount of distributions that we would receive, which could in turn restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.
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
Additionally, because repatriation of funds of our PRC subsidiaries requires the prior approval of SAFE and/or its authorized bank and compliance with certain procedural requirements, such repatriation could be delayed, restricted, or limited. There can be no assurance that the rules and regulations pursuant to which SAFE grants or denies such approval or stipulates the procedural requirements will not change in a way that adversely affects the ability of our PRC subsidiaries to expatriate funds out of the PRC, thereby negatively affecting our liquidity, our results of operations and the value of our Common Shares.

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
In accordance with the provisions of the Exchange Control Act 1972, as amended, and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the “BMA”) is required for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of APWC (which include the Common Shares) are listed on an “Appointed Stock Exchange” (which includes Nasdaq). In granting the general permission the BMA accepts no responsibility for APWC’s financial soundness or the correctness of any of the statements made or opinions expressed herein. Consequently, if the Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.
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
Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Thinly-traded equity securities can be more volatile than equity securities for which there is significant trading volume. In addition, APWC’s share price may be volatile and could be subject to fluctuations in response to various factors, most of which are beyond our control. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. As of December 31, 2021, approximately 75.5% of APWC’s issued and outstanding Common Shares were directly or beneficially owned by PEWC. Following the completion of APWC’s rights offering in February 2022 (as further described in Item 7 in this Annual Report) and as of the date of this Annual Report, approximately 80.9% of APWC’s issued and outstanding Common Shares are directly or beneficially owned by PEWC, with such Common Shares subject to certain restrictions on trading. In addition, although the Common Shares are currently traded on the Nasdaq Capital Market tier, the trading and demand for the Common Shares has been historically limited. As a consequence, shareholders may find that the value of their Common Shares and/or their ability to sell their Common Shares quickly or in substantial amounts may be materially adversely affected by the limited public trading market of the Common Shares. In the future, the Common Shares may experience significant price fluctuations which could materially adversely affect the value of a shareholder's ownership interest in APWC.
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
APWC did not declare or pay any dividends for the years ended December 31, 2023, 2022, 2021 and 2020. There are a number of factors that can affect APWC’s ability to pay dividends and there is no guarantee that APWC will pay dividends in any given year or pay any specific amount of dividends. APWC may not be able, or may choose not to reinstate its dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of APWC’s Board of Directors (the “Board”) and will be dependent on our Company’s future operating results and the cash requirements of our Company’s business. In addition, APWC will not pay dividends in the event it is not allowed to do so under Bermuda law. Furthermore, since APWC is a holding company, nearly all of the assets shown on its consolidated balance sheet are held by its subsidiaries. Accordingly, APWC’s cash flow and its ability to pay dividends are dependent upon distributions from its subsidiaries. The reduction, suspension or elimination of dividends may negatively affect the market price of the Common Shares.
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
At present, a majority of our Board is affiliated with PEWC, and we rely on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present (“executive sessions”). Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our management occasionally join such meetings in the interest of communicating management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.
Because we have fewer independent directors (i.e. those who meet Nasdaq’s independence standards) on our Board than issuers that comply with all of Nasdaq’s corporate governance standards, you are not provided the same level of protection afforded to investors in issuers that comply with all of Nasdaq’s corporate governance standards.
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
APWC has three independent directors. As of December 31, 2023, there were four additional members of our Board, all of whom are also directors or officers of, or otherwise affiliated with, PEWC, APWC’s majority shareholder. Certain of APWC’s officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of APWC’s officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which our Company and PEWC or one of its affiliates have competing interests, and in the performance by APWC and PEWC of their respective obligations under existing agreements, including the Composite Services Agreement. In addition, some of these persons devote time to the business and affairs of PEWC and its affiliates, which could reduce the amount of time available for overseeing or managing our Company’s business and affairs.

If we lose control of Charoong Thai, Charoong Thai’s financial results would not be consolidated with ours.
As of December 31, 2023, our Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”). While our Company holds preemptive rights that would permit it to maintain majority ownership of CTW, there may be circumstances under which our Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and our Company decided not to, or was not in a position to, fund or finance its participation in the offering, the ownership interest of our Company in Charoong Thai could fall below a level necessary for consolidated treatment, and our Company may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of our Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, our Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which could materially adversely affect our Company and the value of the Common Shares.

Risk Related to Subsidiary Governance

Governance challenges across subsidiaries.

Our global operations entail managing a network of subsidiaries across multiple jurisdictions, each characterized by distinct regulatory landscapes, cultural norms, and legal frameworks. Navigating these complexities requires diligent oversight and adaptability to ensure compliance with diverse regulatory obligations and local laws. Factors such as differences in reporting requirements, governance practices, and business cultures pose inherent risks to our operations. Inadequate governance practices or failure to effectively synchronize policies and procedures across subsidiaries may expose the company to heightened regulatory scrutiny, potential legal liabilities, operational inefficiencies, and reputational damage.

Effective governance of subsidiaries across diverse jurisdictions is also imperative to mitigate the risk of mismanagement and fraud, which can lead to substantial financial losses. The decentralized nature of subsidiary operations, coupled with variations in regulatory requirements and cultural practices, creates vulnerabilities that could be exploited for fraudulent activities or mismanagement. Without robust oversight mechanisms and internal controls, subsidiaries may face increased susceptibility to financial irregularities, such as unauthorized transactions, embezzlement, bribery, or corruption.

Failure to implement adequate governance structures, including clear reporting lines, internal controls, and risk management frameworks, heightens the risk of undetected financial misconduct. Instances of fraud or mismanagement not only result in direct financial losses, including asset misappropriation and revenue leakage, but also erode shareholder trust, tarnish the company's reputation, and attract regulatory sanctions or legal liabilities.

Inadequate governance to manage these complexities may result in regulatory non-compliance, reputational damage, legal liabilities, and operational disruptions, which could adversely affect our financial performance and shareholder value.
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
We are subject to risks specific to our international business operations, including: the risk of supply disruption; production disruption or other disruption arising from events of force majeure, such as severe weather and climatic events; the outbreak of highly infectious or communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome, swine influenza or pandemics of a similar nature; the risk of potential conflict and further instability in the relationship between Taiwan and the PRC; risks related to national and international political instability, such as disruptions to business activities and investment arising out of political unrest and turmoil in Thailand; risks related to global economic turbulence and adverse economic developments in Asian markets; risks associated with possible interest rate increases, which could result in increases in the cost of borrowing and reduced liquidity for us and our customers; risks related to changes in governmental or private sector policies and priorities with respect to infrastructure investment and development; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations in countries such as Australia, Singapore, the PRC, Thailand and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivable; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and the possible expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. On March 6, 2024, the SEC adopted a new climate disclosure rule effective May 28, 2024, that will add to Form 20-F a new section Item. 3.E. (“Climate -related disclosures”). Compliance will be phased in for non-accelerated filers such as APWC beginning fiscal year 2027 and APWC is assessing the requirements imposed on it by this new disclosure rule, affects on its operations and associated costs of compliance.
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

ITEM 4:    INFORMATION ON THE COMPANY
4.A.    History and Development of the Company
Asia Pacific Wire & Cable Corporation Limited was incorporated on September 19, 1996 as a Bermuda exempted company limited by shares and incorporated under the Bermuda Companies Act 1981, as amended (the “Companies Act”). The address of APWC’s principal office is Room B, 15th Floor, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, and its telephone number is +886 2-2712-2558. Our Company’s registered agent (and agent for service of process) in the United States is Pacific Holdings Group, with an address at 2901 Dallas Parkway, Suite 360, Plano, Texas 75093.
Principal capital expenditures consisted of purchases of property, plant and equipment totaling $4.3 million in 2023, $3.7 million in 2022 and $8.5 million in 2021, mostly for the purchase of production machinery and equipment in North Asia in 2023.
In 2024, we expect our business’ principal capital expenditures to include the purchase of new equipment to expand production capacity in Australia and Thailand. We expect total capital expenditures in 2024 to be $0.7 million based on current assumptions, although this number could change based on market conditions and other relevant factors. Our Company intends to pay for these expenditures with funds generated from its operations.
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

4.B.    Business Overview
Our Company’s Operations and Principal Activities
APWC is a holding company that operates its business through operating subsidiaries. Through our subsidiaries, our Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, PRC, Hong Kong and certain other markets in the Asia Pacific region. Our Company also provides project engineering services in supply, delivery and installation of power cable (“SDI”). Our Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, wire and cable dealers and factories.
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

Year ended December 31, 2023	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	9	80,564	140,501	221,075
Enamel	55,959	79,510	1,972	137,441
SDI	2,667	—	55,028	57,695
Others*	14	6,851	2,697	9,562
	58,649	166,925	200,198	425,772
*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	92	46,340	135,739	182,171
Enamel	76,002	102,122	—	178,124
SDI	1,209	—	44,722	45,931
Others*	26	23,379	4,262	27,667
	77,329	171,841	184,723	433,893

*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	63,629	127,891	191,520
Enamel	107,027	105,749	—	212,776
Fabrication	—	—	39,476	39,476
Others*	5	28,401	4,481	32,887
	107,032	197,779	171,848	476,659
*includes revenues from fabrication service contracts and the sale of other wire and cable products.
The following chart sets forth the organizational structure, as of December 31, 2023, of APWC and its principal subsidiaries, and indicates the percentage ownership or voting power of each entity. The location of the headquarters of each company is indicated in parentheses above the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

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
APWC’s operating subsidiaries are also responsible for sales planning, marketing strategy and customer liaison. Our Company’s sales staff are knowledgeable about our Company’s products and also render technical assistance, consulting services and repair and maintenance services to our Company’s customers. Our Company does not conduct sales through independent sales agents on a commission basis but uses its own sales employees located at and employed by APWC’s operating subsidiaries.

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
Products are marketed under the respective names of the operating subsidiaries in each geographic region. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” trade name. Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.
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
Power Cable
Our Company produces a range of armored and unarmored low voltage power transmission cables. Low voltage power cables, generally considered to be cable with a capacity of 1 to 3.3 kilovolts, are typically used to transmit electricity to and within commercial and residential buildings, as well as to outdoor installations such as street lights, traffic signals and other signs. Armored low-voltage power cables are usually used for public lighting and power transmission running to buildings and installed either above or below ground. Unarmored low voltage cables are mainly used as lighting and power supply cables inside and outside of buildings. The voltage capacity of our Company’s power cables ranges from 300 volts to 1 kilovolt.
Production of unarmored cables begins by drawing and annealing of copper rods. The drawn copper wires are then stranded or “bunched” into round or sector-shaped conductors in sizes ranging from 1.5 square millimeters to 1000 square millimeters. The copper conductors are then covered in an extrusion process with a plastic insulator such as polyvinyl chloride ("PVC"), after which 2-5 conductors are twisted into a circular cable core in a cabling process and covered by a plastic outer cover.
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
Production of copper-based telecommunications cables begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called “annealing” in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a polyethylene (“PE”) or PVC compound and foam skin, suitable for different installations and environmental conditions. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then “twinned” or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wires are then “cabled” or “stranded” into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units is cabled together after stranding to form a round cables core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to “shield” the cables and, finally, the shielded cable core is covered by plastic outer sheathing. Our Company manufactures telecommunications cables with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wires to 10 to 600 pairs of 0.9 mm-diameter wires.
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
Our Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper rods are drawn into copper wires for the production of enameled wires, power cables and telecommunications cables. Copper purchased by our Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes. For example, our Company’s operating subsidiaries in Thailand may import copper cathodes and utilize services from their business partners, including Thai Metal Processing Co., Ltd., to process the copper cathodes.
Our Company’s key suppliers include Glencore International AG. - Switzerland, Jiangxi Copper Corporation Limited - China, Alpha Industries Sdn Bhd - Malaysia, Mitsubishi Corporation RtM International Pte. - Singapore, Marubeni Corporation - Japan , and Fujian Shanghang SUN COPPER Co., Ltd. - China. Our Company attempts to maintain a few weeks supply of copper rods and cathodes for its operations. Our Company has regularly signed one-year contracts with each of its copper suppliers, pursuant to which our Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is typically pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. Our Company has not had and does not anticipate any material supply interruption or difficulty in obtaining a sufficient supply of copper rod or cathode, although the recent delays in shipping could increase our cost of acquiring copper. Our Company anticipates that its copper suppliers will be capable of providing an adequate supply of copper to meet our Company’s requirements and our Company does not anticipate any change in relations with its copper suppliers in the near term. (See Item 3D: Risk Factors-Risks Relating to our Business: “The ability of suppliers to deliver raw materials, parts and components and energy resources could affect our Company’s ability to manufacture products without disruption and in turn negatively affect our operations.”).
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
Depending on the requirements of its customers, our Company has the capability to manufacture products to meet a variety of different quality and production standards. These include standards and certifications issued from Enterprise Singapore, the Thai Industrial Standards Institute, the National Electrical Manufacturers Association, the British Standard Institute, the Japan Industrial Standards and UL Solutions.
All of our Company’s principal operating entities have attained International Organization for Standardization (“ISO”) 9001 certification for quality management and assurance standards in the manufacture of electric wires and cables and have maintained that certification for at least the last ten years. These certifications mean that these entities have in place quality assurance systems and the capability to consistently manufacture products of quality.
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
ROW
Although we believe that Sigma Cable is one of the major suppliers of power cable products in Singapore based on available data, it is subject to significant competition from producers within the region. There are no tariff or other barriers against foreign competition in the local Singapore market, and potential competitors are free to enter the industry. The performance of Sigma Cable in 2023 was adversely impacted by increased intense competition from other manufacturers seeking to capture a greater share of the Singaporean market.
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
Insurance
Our Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. Our Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance.  No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. Please see “Our insurance coverage does not cover all of our business risks” in Section 3.d. above for more information regarding insurance coverage risks.
Environmental Regulations
Our Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment. Our Company believes that all of its operations are in material compliance with all applicable environmental laws and regulations. Our Company has not been subject to any material legal, regulatory or other action alleging violations or breaches of environmental standards.
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
PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land was granted for 49 years expiring on July 5, 2046. The land and building are pledged to Agricultural Bank of China as security for a $2 million bank loan. The loan agreements were renewed for one year and are set to expire in March 2024.
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

Operating Results

	For the year ended December 31,
	2023	2022	2021
	(US$’000 except for percentages)
Net Sales:
North Asia region	$58,649	$77,329	$107,032
Thailand region	166,925	171,841	197,779
ROW region	200,198	184,723	171,848
Total	$425,772	$433,893	$476,659
Operating profit/(loss):
North Asia region	$1,794	$241	$4,523
Thailand region	(2,119)	2,636	(13,537)
ROW region	8,628	7,768	6,690
Corporate expenses & adjustments	(6,755)	(2,578)	(2,649)
Total operating (loss)/profit	$1,548	$8,067	$(4,973)
Operating profit/(loss) margin:
North Asia region	3.06%	0.31%	4.23%
Thailand region	(1.27)%	1.53%	(6.84)%
ROW region	4.31%	4.21%	3.89%
As of December 31, 2023, APWC is approximately 80.96% beneficially owned and controlled by PEWC, with the remaining approximately 19.04% of the issued and outstanding Common Shares being publicly-traded in the United States and listed on Nasdaq. Based upon a review of Schedule 13D and 13G filings made with the SEC by shareholders, and a review of the share register maintained by APWC’s transfer agents in Bermuda and the U.S., we are not aware of any shareholders residing in the jurisdictions where our Company has business operations. While our Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where our Company operates, that impact is not a function of APWC’s shareholder base. Inflation has, and may continue to, increase the cost of raw materials and operating expenses for our Company. If inflationary pressure persists, we may not be able to maintain our operating margins even if we raise the price of our products.

Year Ended December 31, 2023 Compared with Year Ended December 31,2022

	For the Year Ended December 31,
	2023	2022	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$425,772	$433,893	$(8,121)	(1.9)
Costs of sales	(395,545)	(401,363)	5,818	(1.4)
Gross profit	30,227	32,530	(2,303)	(7.1)
Other operating income	433	1,026	(593)	(57.8)
Selling, general and administrative, research and development expenses	(24,472)	(24,978)	506	(2.0)
Other operating expenses	—	(3)	3	(100.0)
Net impairment loss on financial and contract assets	(4,640)	(508)	(4,132)	813.4
Operating profit	1,548	8,067	(6,519)	(80.8)
Finance costs	(2,527)	(1,650)	(877)	53.2
Finance income	205	120	85	70.8
Share of loss of associates	(2)	(1)	(1)	100.0
Exchange gain	679	143	536	374.8
Other income	570	889	(319)	(35.9)
Other expense	(9)	(3)	(6)	200.0
Profit before tax	464	7,565	(7,101)	(93.9)
Income taxes expense	(162)	(2,808)	2,646	(94.2)
Profit for the year	302	4,757	(4,455)	(93.7)
Attributable to:
Equity holders of APWC	3,867	3,874	(7)	(0.2)
Non-controlling interests	(3,565)	883	(4,448)	(503.7)

General
Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including impacts from the Sino-American trade war, currency stability in the countries in which our operations are located, competition and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2023 and 2022.
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

Average copper prices per metric ton decreased by 3.76% from $8,814 in 2022 to $8,483 in 2023 (annual average). Copper prices indicated in this Annual Report are quoted from the index published by the LME. The 2023 and 2022 average copper prices were as follows:

		2023	2022
Average LME copper price ($/Ton)	Q1	8,929	9,984
	Q2	8,478	9,525
	Q3	8,355	7,741
	Q4	8,169	8,005
	Year	8,483	8,814
The average copper price in March 2024 on the LME was $8,675 per ton.
Revenue
Revenue from the North Asia region decreased by $18.7 million, or 24%, from $77.3 million in 2022 to $58.6 million in 2023. The decrease was attributable to decreased sales volume primarily due to increased competition and the Sino-American trade war. These factors contributed to a sluggish market, resulting in a decline in sales compared with the previous period.
Revenue from the Thailand region decreased by $4.9 million, or 3%, from $171.8 million in 2022 to $166.9 million in 2023. The decrease was due to the decrease in government spending on infrastructure and delay in government projects.
Revenue from the ROW region increased by $15.5 million, or 8%, from $184.7 million in 2022 to $200.2 million in 2023. The increase of $1.9 million, or 12%, was due to strong demand in the construction sector in Australia, and the increase of $13.6 million, or 88%, was attributable to the completion of public sector projects in Singapore.
Gross Profit
Gross Profit decreased by $2.3 million, or 7%, from $32.5 million in 2022 to $30.2 million in 2023. The gross profit margin was 7.1% in 2023 compared to 7.5% in 2022. The decrease in gross profit margin was primarily attributable to the a decline in higher-margin Thai government projects and decreased sales volume in enameled wire as well as loss from onerous contracts in the Thailand region.
Operating Profit
Operating profit for 2023 was $1.5 million, representing a decrease of $6.5 million, or 80.8%, from $8.1 million in 2022.
The operating profit margin of the North Asia region increased from 0.31% in 2022 to 3.06% in 2023. The increase in operating profit was the result of the increase in the manufacturing productivity, or overall equipment effectiveness ("OEE"), which lowered the cost of our products.
The operating profit margin of the Thailand region decreased from 1.53% in 2022 to (1.27)% in 2023. The decrease in operating profit was due to a decline in higher-margin Thai government projects, decreased sales volume in enameled wire as well as loss from onerous contracts.
The operating profit margin of the ROW region increased from 4.21% in 2022 to 4.31% in 2023. The operating profit margin of 2023 remained consistent compared to that of 2022.
Furthermore, the impairment loss on financial and contract assets increased from $0.5 million in 2022 to $4.6 million in 2023. The increase was due to the increased loss allowance provided for the delinquent accounts.

Finance Cost
Our finance costs consist mainly of interest on bank loans and borrowings. The interest costs increased by $0.9 million, or 53%, from $1.7 million in 2022 to $2.5 million in 2023. The interest-bearing loans and borrowings decreased to $53.7 million in 2023 compared to $57.7 million in 2022. The increase in interest is due to the increase in interest rates in various countries.
Finance Income
Our finance income consists of interest earned on bank deposits. Interest income were $0.1 million in both 2022 and 2023.
Share of Loss of Associates
Our share of loss remained consistent in 2023 compared to that of 2022. This was primarily due to the loss that our Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.
Exchange Gain/(Loss)
The exchange gain of 2023 was primarily attributable to the appreciation of Thai Baht. The exchange rates on December 31, 2023 and 2022 are listed below, based on the Noon Buying Rate. Note that they do not reflect the exchange rates at which transactions actually took place.

	As of December 31,
	2023	2022
Foreign currency to US$1:
Thai Baht	34.35	34.59
Singapore $	1.319	1.340
Australian $	1.465	1.470
Chinese RMB	7.100	6.897
Sources: Federal Reserve Bulletin, Board of Governors of the Federal Reserve System. Federal Reserve Statistical Release H.10, from the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov.
Income taxes
Income tax expense was $0.2 million in 2023, compared to $2.8 million in 2022. The decrease in income tax expense was due to increased deferred tax assets resulting from net operating losses from prior years recognized by SCC in 2023.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

	For the Year Ended December 31,
	2022	2021	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$433,893	$476,659	$(42,766)	(9.0)
Costs of sales	(401,363)	(455,508)	54,145	10.7
Gross profit	32,530	21,151	11,379	53.8
Other operating income	1,026	587	439	74.8
Selling, general and administrative expenses	(24,978)	(26,484)	1,506	(7.8)
Other operating expenses	(3)	(7)	4	83.2
Net impairment loss on financial and contract assets	(508)	(220)	(288)	130.9
Operating (loss)/profit	8,067	(4,973)	13,040	1264.4
Finance costs	(1,650)	(1,251)	(399)	26.5
Finance income	120	123	(3)	(2.4)
Share of loss of associates	(1)	(1)	—	66.7
Exchange gain/(loss)	143	(4,425)	4,568	(103.2)
Other income	889	671	218	32.5
Other expense	(3)	(1)	(2)	66.7
Profit before tax	7,565	(9,857)	17,422	(176.7)
Income taxes expense	(2,808)	1,345	(4,153)	(95.2)
Profit/(loss) for the year	4,757	(8,512)	13,269	490.0
Attributable to:
Equity holders of APWC	3,874	(2,642)	6,516	66.2
Non-controlling interests	883	(5,870)	6,753	(115.0)
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
5.B.    Liquidity and Capital Resources
As of December 31, 2023, we had $38 million in cash and cash equivalents, primarily in bank accounts and cash on hand. The majority of this cash and cash equivalents was held at our operating subsidiaries in Thai Baht, U.S. dollars, and Chinese RMB. Our current sources of cash are our cash on hand, cash generated by our operations, and our credit facilities. Our liquidity is primarily utilized for the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.
We maintain several revolving working capital and overdraft credit facilities with various commercial bank groups and financial institutions (the “Facilities”). As of December 31, 2023, the total amount of the Facilities was approximately $264.0 million and the unused amount of the Facilities was approximately $187.8 million (taking into account letters of credit issued thereunder). The Facilities do not have termination dates but are reviewed annually for renewal. There is no seasonality to our Company’s borrowing. For details of our Company’s bank loans and borrowings, see Note 11(b) to our consolidated financial statements. As of December 31, 2023, a majority of the short-term bank loans and borrowings were held at variable interest rates, whereas the long-term bank loans were held at a fix interest rate.
Except for foreign currency forward contracts, our Company did not use other derivatives to hedge financial risks in 2023. Please refer to Note 11(c) and Note 27 to our consolidated financial statements for information about the management of financial risks.
In February 2022, we completed a rights offering in which we received gross proceeds of approximately $8.3 million, before expenses of the rights offering, from the sale of 6,796,558 Common Shares. The net proceeds of the rights offering were used for general working capital and corporate purposes. The Company’s controlling shareholder, PEWC, purchased 6,259,924 Common Shares which included an exercise of over-subscription rights. Please see Item 10 of this Annual Report for additional information regarding the rights offering.
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
The working capital and capital expenditure needs of APWC’s operating subsidiaries are primarily funded and met by their own operations and borrowings from banks. APWC does not fund the operations or capital expenditure needs of its subsidiaries on an ordinary course basis. However, the Board may authorize contributions from time to time to its subsidiaries on an as-needed basis. There were no contributions from APWC to any of our subsidiaries for the years ended December 31, 2023, 2022, or 2021.
Of the $38 million in cash and cash equivalents we had on hand as of December 31, 2023, $2.7 million was held at APWC, and the remainder was held by its subsidiaries. APWC uses its cash position to pay operating expenses and other obligations. All Facilities are at the subsidiary level; APWC does not have any Facilities. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in their loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, PRC legal restrictions permit payments of dividends by our business entities in the PRC only out of their retained earnings, if any, determined in accordance with relevant PRC accounting standards and regulations. Under PRC law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries and by reason of the current cash requirements of its operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the permitted timing of distributions.
Net cash used in operating activities in the year ended December 31, 2023 was $6.1 million, as compared to $6.6 million of net cash provided by operating activities in the year ended December 31, 2022. The increase in cash used from operations was primarily due to several factors, including decreased net profit, and increased trade receivables, compared to 2022.
Net cash provided by operating activities in the year ended December 31, 2022 was $6.6 million, as compared to $41.6 million of net cash used in operating activities in the year ended December 31, 2021.
Days of sales outstanding (“DSO”) is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our DSO for 2023 was 80 days, as compared to 78 days for 2022. The change was primarily due to increased sales in the public sector compared to 2022, resulting in longer DSO days for 2023. We have in place policies across our Company that emphasize the importance of continuous focus on collection efforts.
In 2023, cash used in investing activities was $4.9 million compared to $2.7 million used in investing activities in 2022. The increase in net cash used in investing activities was primarily attributable to increased purchases of property, plant and equipment in 2023.
In 2022, cash used in investing activities was $2.7 million compared to $6.2 million used in investing activities in 2021. The decrease in net cash used in investing activities was primarily attributable to decreased purchases of property, plant and equipment in 2022.
Net cash outflows from financing activities were $5.5 million in 2023. The cash used in 2023 was primarily attributable to the repayment of borrowings.
Net cash inflows from financing activities were $9.6 million in 2022. The cash inflows in 2022 were primarily attributable to a decrease in borrowings.

We have historically been able to satisfy our working capital needs from our cash flow from operations. In the event that we do not generate sufficient cash flow from our operations to meet our cash requirements, we will rely on external financing. At present, we believe that our current cash and cash equivalents, along with existing credit lines under our loan facilities, will provide adequate cash to fund our requirements through at least the next twelve months. We are confident in our liquidity to meet anticipated working capital, capital expenditures, general corporate requirements, and other short-term and long-term obligations as they come due. We also believe that our strong cash and cash equivalents position are critical at this time of uncertainty. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing (including by engaging in debt and/or equity financings with our principal shareholder).
The following table sets forth our Company’s contractual obligations as of December 31, 2023:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-5 years	More than 5 years
Interest-bearing loans and borrowings	$57,170	57,170	—	—
Lease obligations	2,090	676	1,059	355
Capital commitment relating to factory building improvement and acquisition of machinery	735	725	10	—
Purchase obligations for raw materials	146,839	146,839	—	—
	$206,834	205,410	1,069	355
Our Company has not entered into any transactions with unconsolidated entities whereby our Company has financial guarantees or other contingent arrangements that expose our Company to material continuing risks, contingent liabilities, or any other obligation in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to our Company.
5.C.    Research and Development
Our Company does not currently engage in its own research and development. Under the Composite Services Agreement with PEWC, described herein, our Company benefits from research and development conducted by PEWC at little or no cost to our Company. Accordingly, our Company has not made material expenditures on or commitments to research and development since its formation.
5.D.    Trend Information
We are not aware of any trend, commitment, event or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:
•Uncertainty arising from the volatility in the cost of copper, our principal raw material.  The yearly average copper price per ton decreased from $9,314 in 2021 to $8,814 in 2022, and to $8,483 in 2023. Under our business model, our Company, like other companies in the industry, is affected by movements in the price of copper, our principal raw material. (See “Item 3. Key Information–Risk Factors–Risks Relating to our Business–Significant volatility in copper prices could be detrimental to our profitability” for more information about the effects of movements in the price of copper on our Company.)
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
(See “Item 11. Quantitative and Qualitative Disclosures About Market Risks”)
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

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.    Directors and Senior Management
APWC has one class of directors with each director entitled to one vote on any matters presented to the Board, and none of the directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights. APWC's Third Amended and restated Bye-Laws ("Bye-Laws") provide that a quorum consists of a majority of the directors then in office. As of December 31, 2023, APWC's Board was comprised of seven (7) directors, including its three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. By a resolution passed at APWC’s most recent annual general meeting of shareholders (the “2023 AGM”) held on July 24, 2023, the shareholders set the minimum number of directors at two (2) and the maximum number of directors at nine (9). Each director is entitled to one vote, and approval of any matter requires a simple majority assuming a quorum is present. The following table sets forth certain information concerning the current directors and certain other officers of APWC. All directors are subject to annual election by the shareholders of APWC. Each of these seven directors were elected at APWC’s 2023 AGM. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Ocorian Services (Bermuda) Limited.	N/A	Resident Assistant Secretary
Anson Chan	November 3, 1963	Independent director, Audit Committee Chairman
Lambert L. Ding	October 12, 1959	Independent director, Audit Committee Member
Yichin Lee	January 4, 1961	Independent director, Audit Committee Member
David Sun	December 22, 1953	Director
George Sun	April 4, 1951	Director
Lee Gai Poo	February 28, 1957	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
Ivan Hsia	August 14, 1973	Chief Financial Officer
Daphne Hsu	August 12, 1962	Financial Controller
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
Mr. Yuan Chun Tang has been a member of our Board since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as APWC’s Chairman from 2005 to 2009. He has also served as Chairman of PEWC since 2004. Mr. Yuan served as the Director of the Taiwan Cogeneration Corporation from 2005 to 2008. Mr. Yuan has also served as Chairman of the Taiwan Electric Wire & Cable Industries Association since 2004. He has served since 1998 as a Supervisor of the Importers and Exporters Association of Taipei and since 2004 as a Director of the Chinese National Federation of Industries in Taiwan.
Mr. Ivan Hsia has been Chief Financial Officer of APWC since August 1, 2013. Mr. Hsia previously served as the Deputy CFO of APWC. Prior to that, he served as the Senior Internal Audit Manager of APWC. Before joining APWC, Mr. Hsia was the head of internal audit at Newegg.com in Los Angeles, CA, USA.

Mr. Cody Wu has served as Chief Operating Officer of APWC since May 1, 2022. From 1980 to 2006, Mr. Wu held several positions at PEWC, including Engineer, Quality Assurance Department; Section Manager, Production Department; and Factory Manager. He was appointed General Manager of Shanghai Yayang in September 2006 and appointed General Manager of PEWSC in April 2013. He resigned his position as Chief Operating Officer of APWC effective September 1, 2023.
Ms. Daphne Hsu has been Financial Controller of APWC since March 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.
The Common Shares currently trade on Nasdaq's Capital Market tier. APWC utilizes Nasdaq's “controlled company exemption” that is available to issuers under the rules of Nasdaq as our Board is not composed of a majority of independent directors. The “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. As of December 31, 2023, PEWC owned and controlled, directly or indirectly, approximately 80.96% of the issued and outstanding Common Shares of APWC.
No service contracts exist between any officers or current directors and APWC, or any of its subsidiaries, providing for benefits upon termination of employment.
APWC has no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.
Diversity
Following is our Nasdaq Board diversity matrix:

Board Diversity Matrix (As of December 31, 2023)
Country of Principal Executive Offices:	Taiwan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	7	—	—
Although APWC did not meet the diversity objectives of Nasdaq Rule 5605(f) by December 31, 2023, APWC is committed to evaluating suitable diversity candidates who possess the requisite knowledge, skills, communication, and experience to perform the duties of an APWC director.
6.B.    Compensation
The aggregate amount of compensation paid by us to all of APWC’s directors and members of its administrative, supervisory or management bodies (“Senior Management Members”), as a group, for services in all capacities during 2023 was approximately $2 million. The annual compensation of APWC’s directors and Senior Management Members on an individual basis for services in all capacities is not required to be disclosed under the laws of Bermuda.
In 2023, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of APWC or PEWC or any of their respective affiliates was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board or any of its committees.
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
The Compensation Committee is comprised of three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. The Compensation Committee may invite members of management to its meetings as it deems appropriate in order to participate and provide input in a non-voting capacity. However, the Compensation Committee meets regularly without members of management present and in no event is any officer present at a meeting of the Compensation Committee where their compensation or performance is discussed or determined.
6.D.    Employees
As of December 31, 2023, 2022, and 2021, our Company employed a total of 1,210, 1,207, and 1,190 employees, of which administrative and management personnel accounted for 15.5%, 13.6%, and 13.8%, respectively. The rest were classified as production personnel that usually organized into two 12-hour shifts or three 8-hour shifts for continuous factory operations.
Our Company’s employees located in the Thailand, North Asia, and ROW regions in terms of percentage were respectively 63.6%, 18.6%, and 17.8% as of December 31, 2023; 65%, 18.4%, and 16.6% as of December 31, 2022; 66.5%, 17.9%, and 15.6% as of December 31, 2021.
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
Our Company has several defined contribution plans covering its employees in Australia, the PRC, Singapore, Thailand, and Taiwan. Additionally, our Company has defined benefit plans in accordance with Thailand labor laws. Pursuant to these defined benefit plans, our Company pays a retiring employee at its Thai subsidiaries from one to twenty-six times such employee’s salary rate during his or her final month, depending on the length of service. During 2023, our Company’s total expenses under this labor law were $0.6 million. These defined benefit plans are not funded and the amount is recognized and included in Employee Benefit Liabilities on our Company’s balance sheet. Our Company settles its obligations as and when employees retire. The accumulated benefit obligations under these plans amounted to $7.0 million as at December 31, 2023. For further information related to these employee benefit plans, see Note 21 of our consolidated financial statements referenced in Item 18 of this Annual Report.
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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.     Major Shareholders
As of December 31, 2023, there were 20,616,227 Common Shares issued and outstanding, excluding a total of 11,100 treasury shares. In January 2022, APWC distributed, at no charge to its shareholders, non-transferable subscription rights to purchase additional Common Shares to all of its shareholders. This rights offering expired on January 31, 2022, and was oversubscribed. Pursuant to this rights offering, PEWC and its two subsidiaries that hold Common Shares, Moon View Ventures Limited and Pacific Holdings Group, acquired additional Common Shares as follows: (i) PEWC, which exercised 1,410,739 basic subscription rights at an investment of $846,443, was issued 693,806 additional Common Shares; (ii) Moon View, which exercised 7,661,235 basic subscription rights and exercised over-subscription rights for a total investment of approximately $5,975,389, was issued 4,897,859 additional Common Shares; and (iii) Pacific Holdings, which exercised 1,358,795 basic subscription rights at an investment of $815,277, was issued 668,259 additional Common Shares. As a result of this rights offering, APWC’s issued and outstanding shares increased from 13,819,669 to 20,616,227 shares, and PEWC’s aggregate ownership of our Common Shares increased from 10,430,769 to 16,690,693 shares, representing an increase in percentage ownership from 75.48% to 80.96%. While the remaining publicly traded Common Shares increased from 3,388,900 to 3,925,534 shares, the ownership percentage in APWC represented by such Common Shares decreased from 24.52% to 19.04%.
The following table sets forth certain information regarding beneficial ownership of the Common Shares as of March 31, 2024 by (i) all persons who are known to APWC to own beneficially more than five percent of the Common Shares and (ii) APWC’s executive officers (Senior Management Members) and directors as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attached to the Common Shares below are the same as those attached to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	16,690,693	80.959%
Directors and Executive Officers (Senior Management Members) of APWC	246,541	1.196%
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
Based upon a review of the records of APWC’s U.S. transfer agent, including a list of non-objecting beneficial holders, as of December 31, 2023, APWC believes there are more than 400 record holders in the United States, representing approximately 18% of the Common Shares outstanding as of such date, although that constitutes only APWC’s best estimate of the number of U.S. beneficial holders.
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

Under the terms of the Composite Services Agreement, our Company pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to our Company’s operating units. The assigned managers assist our Company in implementing the results of certain research and development conducted by PEWC and made available by PEWC to our Company under the terms of the Composite Services Agreement. The assigned managers also assist our Company in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The annual management fee was approximately $205 in 2023, $153 in 2022 and $133 in 2021.
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
Additional details regarding related party balances as of December 31, 2023 and related party transactions are disclosed in our audited consolidated financial statements referenced in “Item 18. Financial Statements.” Please refer to Note 24 of our consolidated financial statements presented herewith.
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
While our Board approved a dividend policy in 2016 with the stated goal of paying annual cash dividends of at least 25% of APWC’s net post-tax audited consolidated profits attributable to shareholders, our Board determined not to pay a dividend since 2019, taking into account our Company’s funding needs and business performance. At this time, we do not anticipate paying any dividends, or otherwise making any distributions or transfers, to our shareholders in 2024.
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
8.B.    Significant Changes
Please see Note 29 (Subsequent Events) to the consolidated financial statements referenced in Item 18 hereof for information on recent material events, which contains information regarding the refinancing on a long-term basis of a liability classified as current from Charoong Thai. There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2023 that have not been described herein or in such Note 29.
ITEM 9:    THE OFFER AND LISTING
The Common Shares currently trade on the Nasdaq Capital Market tier under the trading symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.
ITEM 10:    ADDITIONAL INFORMATION
10.A.    Share Capital
As of December 31, 2023, there were 20,627,327 Common Shares issued, with 20,616,227 Common Shares issued and outstanding and 11,100 Common Shares held in treasury.
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
10.B.    Memorandum of Association and Bye-Laws
General
The following is a summary of provisions of Bermuda law and APWC’s organizational documents, including APWC’s Memorandum of Association and Bye-Laws. We refer you to APWC’s Memorandum of Association and Bye-

Laws, copies of which have been filed with the SEC. You are urged to read these documents in their entirety for a complete understanding of the terms thereof.
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
(4)packaging of goods of all kinds;
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
(10)land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;
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
(20)to acquire by purchase or otherwise hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wherever situated; and
(21)to enter into any guarantee contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.
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
APWC’s authorized share capital as of December 31, 2023 was $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share. Of which, as of December 31, 2023, and as of the date of the filing of this Annual Report, there were and are 20,627,327 Common Shares issued of which 20,616,227 Common Shares are issued and outstanding and eligible to vote. There were 11,100 Common Shares issued (but not outstanding and not currently eligible to vote) and held as treasury shares by APWC.
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
•where applicable, the permission of the BMA with respect thereto has been obtained; and
•subject to the Companies Act, the Bye-Laws and any directions of the Board from time to time in force, the secretary of APWC may exercise the powers and discretions of the Board with respect to: (i) the transfer of shares by a shareholder by way of an instrument of transfer in the usual common form and (ii) sending to a notice of refusal to register a transfer of shares where the Board declines to register such transfer, within three months after the date on which the instrument of transfer was lodged.
In accordance with the provisions of the Exchange Control Act 1972, as amended, and related regulations of Bermuda, the permission of the BMA is required for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include the Common Shares) are listed on an “Appointed Stock Exchange” (which includes Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed herein.

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
10.C.    Material Contracts
Composite Services Agreement
Our Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. APWC and PEWC are parties to a Composite Services agreement dated November 7, 1996, which APWC has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of our Company and PEWC and confers certain preferential benefits on our Company. In 2023, there were no material changes to the CSA between APWC and PEWC. Pursuant to the Composite Services Agreement,
•PEWC agrees to (a) sell copper rod to our Company, upon our Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to our Company over other purchasers of copper rod from PEWC.
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
As our Company’s operating subsidiaries incur operating costs in the local currency where they operate, our Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. Our Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the functional currencies into its reporting currency, the U.S. dollar. At December 31, 2023 and 2022, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $19.8 million and $20.1 million, respectively.
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
11.3    Market Risks Relating to Copper
Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2023. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices going forward. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of products reflect copper prices prevailing at the time the products are ordered by our customers. However, in the cases when our Company enters into a sales contract at fixed prices, rising copper price could render this sales contract onerous that requires our Company to recognize the related onerous losses. In addition, a long-term decrease in the price of copper would require our Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations.
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

Part II
ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None
ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable
ITEM 15:    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of our management, including APWC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Exchange Act. Based upon that evaluation, APWC’s CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2023.
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
APWC’s management, including APWC’s CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 (the “Assessment Date”). In making its assessment, management used the criteria set forth in "Internal Control — Integrated Framework" issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, APWC’s management, including APWC’s CEO and CFO, concluded that APWC’s internal control over financial reporting was effective as of the Assessment Date.
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

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT
For each of 2023, 2022 and 2021, APWC’s Audit committee has consisted of APWC’s three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s chairman and financial expert. The Audit Committee of the Board meets the independence requirements set forth in Regulation 10A-3 under the Exchange Act and under the rules of Nasdaq. Please see Section 6.a. of this Annual Report for additional information on Mr. Chan, Dr. Lee and Dr. Ding.
ITEM 16B:    CODE OF ETHICS
On April 26, 2005, APWC adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of APWC’s code of ethics for senior executives is on file with the SEC (see Item 19 below).
ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for fiscal years 2023 and 2022 for professional services rendered by the principal independent accountant for the audit of APWC’s annual financial statements totaled $0.9 million and $0.9 million, respectively.
Tax Fees
The aggregate fees for fiscal years 2023 and 2022 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $30.0 thousand and $41.7 thousand, respectively.
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
Because we have fewer independent directors (i.e. those who meet Nasdaq’s independence standards) on our Board than issuers that comply with all of Nasdaq’s corporate governance standards, investors are not provided the same level of protection afforded to investors in issuers that comply with all of Nasdaq’s corporate governance standards.
As APWC’s majority shareholder, PEWC has sufficient votes to control the outcome of any matter presented for a shareholder vote, including the election of each member of the Board. PEWC may vote its shares in APWC in the manner that it sees fit. In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in APWC without regard to the best interests of APWC’s other shareholders, except to the extent that it is prohibited from engaging in conduct oppressive to non-controlling interests under applicable law. The interests of PEWC may conflict with our interests or the interests of our other shareholders. As a result, PEWC may take actions with respect to us or our business that may not be in our or our other shareholders’ best interest.
ITEM 16H:    MINE SAFETY DISCLOSURE
Not applicable
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable
ITEM 16J.    INSIDER TRADING POLICIES
Not applicable
ITEM 16K.     CYBERSECURITY
Cybersecurity Risk management and strategy
Our cybersecurity risk management program aims to identify threats, to present and evaluate them transparently, to mitigate, and manage them proactively. We have developed an Information Security Management System (“ISMS”) in accordance with ISO (International Organization for Standardization) 27001 intended to protect the confidentiality, integrity, and availability of our critical systems and information.
We conduct assessments in the event of a material change in our business practices that may affect information systems, products, services, and our IT environment. These assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.
We periodically conduct ongoing internal and external vulnerability analyses, including simulated attacks as well as external testing via a third-party to evaluate the effectiveness of our cybersecurity process and controls.
Our Company has a dedicated IT director who is responsible for investigating all security incidents and alerts including determining the threat type, incident scope and incident severity. Where appropriate, major incidents are escalated according to ISMS.

In 2023, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information – D. Risk Factors.”
Cybersecurity Governance
The stewardship of our information security management initiatives is under the guidance of our IT director Mr. Chu, who leads a dedicated team. His extensive information security work experience spans over 10 years, including roles as a cybersecurity manager, ISMS manager in a leading LCD industry enterprise, and holding an ISO 27001 Lead Auditor certification. This team is responsible for coordinating a comprehensive array of information security strategies and controls. Additionally, they are charged with the assessment and classification of the severity of potential information security incidents, as well as the formulation and execution of responsive and restorative measures. The team is also instrumental in the facilitation and enactment of pertinent policies, procedures, and security protocols.
Members of the audit committee receive regular updates from management, regarding cybersecurity related matters. This includes existing and new cybersecurity risks, how management is addressing, managing and/or mitigating those risks, cybersecurity and data privacy incidents (if relevant), and the status of key information security initiatives.
If a cybersecurity incident occurs, our cybersecurity-related departments will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CEO and CFO, and, to the extent appropriate, involve external legal counsel to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

Part III
ITEM 17:    FINANCIAL STATEMENTS
Our Company has provided the financial statements and related information specified in Item 18.
ITEM 18:    FINANCIAL STATEMENTS
See pages F-1 – F-86.
ITEM 19:    EXHIBITS
19.1    Index to Audited Financial Statements
Report of independent registered public accounting firm
Consolidated income statements for the years ended December 31, 2023, 2022, and 2021
Consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021
Consolidated balance sheets as of December 31, 2023 and 2022
Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021
Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021
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

2.1	Description of the Rights of Holders of Common Shares (filed herewith).

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996). (P)

8	List of significant subsidiaries (see Note 2.2 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification by Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

15.1	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

97.1	Asia Pacific Wire & Cable Corporation Limited Clawback Policy (filed herewith).

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
(P) – Paper filings

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 25, 2024	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Audited Consolidated Financial Statements

As of December 31, 2023 and 2022
Years ended December 31, 2023, 2022 and 2021

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
21. Employee benefit liabilities
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
29. Subsequent event
30. Approval of the financial statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Revenue Recognition – Estimating Measure of Progress for Supply, Delivery and Installation (“SDI”) Contracts
As described in Note 3.14 and 5 to the consolidated financial statements, the Company’s revenues include revenue from the supply, delivery and installation (“SDI”) of cable to power transmission contracts which amounted to $57.7 million for the year ended December 31, 2023. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (cost-to-cost) to measure the progress towards satisfaction of performance obligation. The estimate about revenue, costs and progress towards complete satisfaction of a performance obligation may revise when there is a change in circumstances and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

The principal considerations for our determination that performing procedures relating to revenue recognition – estimating measure of progress for supply, delivery and installation is a critical audit matter are (i) the significant judgment by management in developing the estimates of total revenues and total costs at completion, including significant judgments and assumptions on a contract by contract basis and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s estimates of total revenues and total costs at completion for contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for developing the estimates of total revenues and total costs at completion, including evaluating on a test basis, the reasonableness of certain significant judgments and assumptions considered by management specific to each contract. Evaluating the significant judgments and assumptions related to the estimates of total revenues and total costs at completion involved evaluating whether the significant judgments and assumptions used by management were reasonable considering (i) management’s historical forecasting accuracy; (ii) evidence to support the relevant aforementioned assumptions; (iii) the consistent application of accounting policies; and (iv) the timely identification of circumstances which may require a modification to a previous estimate.
/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
April 25, 2024
We have served as the Company's auditor since 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2023, 2022 and 2021

		2023	2022	2021
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	425,772	433,893	476,659

Cost of sales	7(g),13	(395,545)	(401,363)	(455,508)
Gross profit		30,227	32,530	21,151

Other operating income	7(a)	433	1,026	587
Selling, general and administrative, research and development expenses		(24,472)	(24,978)	(26,484)
Other operating expenses	7(b)	—	(3)	(7)
Net impairment loss on financial and contract assets	7(c)	(4,640)	(508)	(220)
Operating profit/(loss)		1,548	8,067	(4,973)

Finance costs	7(d)	(2,527)	(1,650)	(1,251)
Finance income	7(e)	205	120	123
Share of loss of associates	19	(2)	(1)	(1)
Exchange gain/(loss)		679	143	(4,425)
Other income	7(f)	570	889	671
Other expenses		(9)	(3)	(1)
Profit/(loss) before tax		464	7,565	(9,857)

Income tax (expense)/benefit	8	(162)	(2,808)	1,345
Profit/(loss) for the year		302	4,757	(8,512)

Attributable to:
Equity holders of the parent		3,867	3,874	(2,642)
Non-controlling interests		(3,565)	883	(5,870)
		302	4,757	(8,512)

Earnings/(loss) per share
Basic and diluted profit/(loss) for the year attributable to equity holders of the parent	9	$0.19	$0.19	$(0.19)
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2023, 2022 and 2021

		2023	2022	2021
	Note	US$’000	US$’000	US$’000
Profit/(loss) for the year		302	4,757	(8,512)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	23(c)	784	(9,506)	(15,028)
		784	(9,506)	(15,028)

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income	11(d)	1,104	(1,352)	734
Income tax effect	8	(221)	270	(147)
Other comprehensive income/(loss) from equity instruments measured at fair value, net of tax	23(c)	883	(1,082)	587
Re-measuring income on defined benefit plans	21	1,885	732	559
Income tax effect	8	(377)	(147)	(112)
Defined benefit pension plan, net of tax	23(c)	1,508	585	447

Other comprehensive income/(loss) for the year, net of tax		3,175	(10,003)	(13,994)

Total comprehensive income/(loss) for the year, net of tax		3,477	(5,246)	(22,506)

Attributable to:
Equity holders of the parent		5,464	(3,827)	(10,193)
Non-controlling interests		(1,987)	(1,419)	(12,313)
		3,477	(5,246)	(22,506)
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022

		As of December 31,
		2023	2022
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents (excluding bank overdrafts)	10	37,970	54,017
Financial assets at fair value through profit or loss	11	307	39
Trade receivables	12	104,955	81,982
Other receivables	12,27(e)	1,670	2,397
Contract assets	14	13,946	12,450
Due from related parties	24	1,368	11,018
Inventories	13	128,230	130,608
Prepayments		2,595	3,341
Other current assets		3,909	3,673
		294,950	299,525
Non-current assets
Financial assets at fair value through other comprehensive income	11,26	2,902	1,553
Property, plant and equipment	15,27(e)	49,941	50,713
Right of use assets	16(a)	2,825	3,432
Investment properties	17,26	5,112	5,250
Intangible assets	18	124	139
Investments in associates	19	810	805
Deferred tax assets	8	7,799	7,143
Other non-current assets		2,201	2,459
		71,714	71,494
Total assets		366,664	371,019

Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	53,737	45,576
Trade and other payables	20	51,743	39,891
Due to related parties	24	7,941	16,613
Financial liabilities at fair value through profit or loss	11,26	74	6
Accruals		15,250	21,218
Current tax liabilities		2,116	2,432
Employee benefit liabilities	21	1,839	1,947
Lease liabilities		638	627
Other current liabilities	22	7,235	5,289
		140,573	133,599
Non-current liabilities
Interest-bearing loans and borrowings	11(b)	—	12,155
Employee benefit liabilities	21	5,997	7,693
Lease liabilities		1,445	1,947
Deferred tax liabilities	8	3,840	4,197
Other non-current liabilities	3	188	—
		11,470	25,992
Total liabilities		152,043	159,591

Equity	23
Issued capital		206	206
Additional paid-in capital		118,103	118,103
Treasury shares		(38)	(38)
Retained earnings		57,931	54,064
Other components of equity		(19,143)	(20,740)
Equity attributable to equity holders of the parent		157,059	151,595
Non-controlling interests	6	57,562	59,833
Total equity		214,621	211,428
Total liabilities and equity		366,664	371,019
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2023, 2022 and 2021

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2021		138	110,416	(38)	52,832	(1,540)	655	(4,603)	157,860	77,015	234,875
Net profit		—	—	—	(2,642)	—	—	—	(2,642)	(5,870)	(8,512)
Other comprehensive income/(loss)	23	—	—	—	—	228	300	(8,079)	(7,551)	(6,443)	(13,994)
Total comprehensive income/(loss)		—	—	—	(2,642)	228	300	(8,079)	(10,193)	(12,313)	(22,506)
Dividends paid	23	—	—	—	—	—	—	—	—	(2,817)	(2,817)
Effect from the changes in shareholding percentage in subsidiary	23		(167)						(167)	(68)	(235)
Balance at December 31, 2021		138	110,249	(38)	50,190	(1,312)	955	(12,682)	147,500	61,817	209,317
Net loss		—	—	—	3,874	—	—	—	3,874	883	4,757
Other comprehensive income/(loss)	23	—	—	—	—	298	(551)	(7,448)	(7,701)	(2,302)	(10,003)
Total comprehensive income/(loss)		—	—	—	3,874	298	(551)	(7,448)	(3,827)	(1,419)	(5,246)
Dividends paid	23	—	—	—	—	—	—	—	—	(565)	(565)
Issuance of common stock for cash	23	68	7,854	—	—	—	—	—	7,922	—	7,922
Balance at December 31, 2022		206	118,103	(38)	54,064	(1,014)	404	(20,130)	151,595	59,833	211,428
Net profit		—	—	—	3,867	—	—	—	3,867	(3,565)	302
Other comprehensive income/(loss)	23	—	—	—	—	768	450	379	1,597	1,578	3,175
Total comprehensive income/(loss)		—	—	—	3,867	768	450	379	5,464	(1,987)	3,477
Dividends paid	23	—	—	—	—	—	—	—	—	(284)	(284)
Balance at December 31, 2023		206	118,103	(38)	57,931	(246)	854	(19,751)	157,059	57,562	214,621
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023, 2022, and 2021

		2023	2022	2021
	Note	US$’000	US$’000	US$’000
Operating activities:
Profit/(loss) before tax		464	7,565	(9,857)
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,16,17	6,157	5,790	5,447
Impairment of property, plant and equipment	15	—	—	7
Amortization of intangible assets	18	54	45	47
Gain on disposal of property, plant and equipment	7(a)	(39)	(132)	(318)
Gain on disposal of assets classified as held for sale	7(a)	—	(240)	—
Gain on disposal of investment property	7(a)	—	(271)	—
Adjustment for on fair value of derivatives	7(f)	(196)	(33)	(259)
Dividend income	7(f)	(97)	(97)	(106)
Finance income	7(e)	(205)	(120)	(123)
Finance costs	7(d)	2,527	1,650	1,251
Share of loss of associates	19	2	1	1
Impairment for trade receivables	7(b),12(a)	75	509	205
Impairment (reversal of impairment) for trade receivables for related parties	7(a),7(b),7(c)	4,565	(1)	15
Impairment (write-back of impairment) of inventories	13	(10,255)	(1,119)	14,136
Unrealized foreign exchange difference, net		(325)	245	1,784
(Gain) on lease modification		—	(74)	(2)
Changes in operating assets and liabilities
Trade and other receivable		(21,003)	16,720	(25,739)
Contract assets		(1,236)	(952)	(1,387)
Inventories		13,917	(4,389)	(53,857)
Prepayment and other current assets		820	(35)	(886)
Amounts due to/from related parties		(3,772)	807	3,911
Other non-current assets		195	(54)	(169)
Trade and other payables, accruals, other current liabilities and other non-current liabilities		6,659	(14,035)	28,896
Net cash flows (used in)/provided by operating activities		(1,693)	11,780	(37,003)
Dividend received		97	97	106
Interest received		205	119	131
Interest paid		(2,381)	(1,475)	(1,078)
Income tax paid		(2,318)	(3,955)	(3,768)
Net cash (used in)/provided by operating activities		(6,090)	6,566	(41,612)
Investing activities:
Purchases of property, plant and equipment	28	(4,254)	(3,746)	(8,547)
Purchases of intangible assets	18	(40)	(62)	(4)
Purchases of investment properties	17	—	(12)	—
Purchases of long-term bank deposits		(87)	—	(38)
Purchases of short-term bank deposits		(407)	—	(1,364)
(Investment in) financial assets at fair value through OCI	11	(240)	—	—
Proceeds from disposal of held for sale assets		—	241	—
Proceeds from disposal of property, plant and equipment		168	204	399
Proceeds from disposal of investment property		—	301	—
Proceeds from maturities of long-term bank deposits		—	307	—
Proceeds from maturities of short-term bank deposits		—	112	3,401
Net cash used in investing activities		(4,860)	(2,655)	(6,153)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2023, 2022, and 2021

		2023	2022	2021
	Note	US$’000	US$’000	US$’000
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	28	(357)	(565)	(2,817)
Issuance of common stock for cash	23	—	7,922	—
Repayments of borrowings	28	(7,256)	(19,278)	(11,819)
Repayments of borrowings - related parties		—	—	(6,000)
Proceeds from borrowings	28	2,799	22,167	63,915
Principal elements of lease payments	28	(691)	(616)	(632)
Effect from the changes in shareholding percentage in subsidiary		—	—	(235)
Net cash (used in)/provided by financing activities		(5,505)	9,630	42,412
Effect of exchange rate		408	(2,036)	(4,372)
Net (decrease) increase in cash and cash equivalents		(16,047)	11,505	(9,725)
Cash and cash equivalents at beginning of year	10	54,017	42,512	52,237
Cash and cash equivalents at end of year	10	37,970	54,017	42,512
The accompanying notes are an integral part of these consoli000dated financial statements.

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
PEWC is currently holding 80.96% of the equity of APWC and is APWC’s ultimate parent company.
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
2.2    Basis of consolidation
The consolidated financial statements comprise the financial statements of APWC and its subsidiaries (collectively as “our Company”) as of December 31, 2023 and 2022, and the results of operations of our Company for the years ended December 31, 2023, 2022 and 2021.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    BASIS OF PREPARATION (continued)
2.2    Basis of consolidation (continued)
The subsidiaries of our Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2023	2022
The British Virgin Islands
APWC General Holdings Limited	100%	100%
PRC (APWC) Holding Ltd.	100%	100%
Samray Inc.	100%	100%
Siam (APWC) Holdings Ltd.	100%	100%
Moon View Ltd.	100%	100%
Trigent Investment Holdings Limited	100%	100%
Crown Century Holdings Ltd.	100%	100%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100%	100%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	97.93%	97.93%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	98.06%	98.06%
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”)	50.93%	50.93%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC") (ii)	100.00%	100.00%
Pacific Smart System Corporation Limited ("PSSC") (ii) (Formerly YASHIN Energy Corporation Limited)	100.00%	100.00%
YADING Energy Corporation Limited ("YADING")	100.00%	100.00%
(i)Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacturing of wire and cable products for the power and telecommunications industries in Thailand.
(ii)On December 15, 2022, APWC contributed additional capital in APNEC in the form of a cash injection of $3.9 million (or NT$120 million). Following that, on December 16, 2022, APNEC increased the capital of its subsidiary PSSC by injecting US$2.3 million (or NT$70 million) in cash.
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES
Our Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except as mentioned otherwise (see also Note 4.1).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.1    Current versus non-current classification
Our Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset is current when it is:
▶Expected to be realized or intended to be sold or consumed in the normal operating cycle;
▶Held primarily for the purpose of trading;
▶Expected to be realized within twelve months after the reporting period; or
▶Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.
All other assets are classified as non-current.
A liability is current when:
▶It is expected to be settled in a normal operating cycle;
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.3    Fair value measurement (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
Operating lease
Leases in which our Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in other operating income in the consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.
Property (land and/or a building, or part of a building) subject to an operating lease shall be recognized as an investment property if, and only if, the property would otherwise meet the definition of an investment property.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.10    Financial instruments
A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
(i)Financial assets
Classification and measurement
Except for certain trade receivables, our Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition of the financial asset. Financial instruments are subsequently measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVPL). The classification is based on two criteria: the objective of our Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
Our Company’s financial liabilities include trade and other payables, bank overdrafts and interest-bearing loans and borrowings. These financial liabilities represent liabilities for goods and services provided to our Company and refund liabilities arising from contracts with customers. Trade payables are non-interest bearing and are normally settled on 60-day terms. The refund liabilities are rebate and discounts for the sale of goods to external customers in the ordinary course of our Company’s activities. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at fair value and subsequently measured at amortized cost using the EIR method.
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
With the exception of purchased or originated credit impaired financial assets, ECLs are required to be measured through a loss allowance at an amount equal to:
(a)credit risk has not increased significantly since initial recognition – recognize 12-month ECLs, and recognize interest on a gross basis; or
(b)credit risk has increased significantly since initial recognition – recognize lifetime ECL, and recognize interest on a gross basis.
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
For the year ended December 31, 2023, 2022 and 2021, the government grant received were $74, $639 and $271, respectively, our Company recognized in the line item of other income, refer to Note 7(e).
In 2023, our company received government grants for enterprise technology renovation. These grants related to the purchase of specific items of property, plant, and equipment, have been recognized $31 as other income for the year ended December 31, 2023 and $188 included in other non-current liabilities as deferred income to be amortized over a period of 10 years as of December 31, 2023. There are no unfulfilled conditions or contingencies attached to these grants.
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
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
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
Estimates and assumptions
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Our Company based its assumptions and

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.23    Significant accounting judgements, estimates and assumptions (continued)
Estimates and assumptions (continued)
estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of our Company. Such changes are reflected in the assumptions when they occur.
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
Measurement of ECL allowance for trade receivables
Our Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 months before December 31, 2023 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. Our Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.
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
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.23    Significant accounting judgements, estimates and assumptions (continued)
Taxes (continued)
determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.
As of December 31, 2023, our Company has $32,557 (2022: $20,660) of tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in our Company except for $3,220 (2022: $1,373) that will be realized. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, our Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.
If our Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $3,876 (2022: $3,969; 2021: $4,858). Further details on taxes are disclosed in Note 8.
Post-employment benefits under defined benefit plans

In accordance with the Thailand labor law, Charoong Thai and its subsidiaries are obliged to make payment to retiring employees. The cost of the defined benefit pension plan and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.
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
4.    NEW STANDARDS AND INTERPRETATIONS
4.1    Recently applied accounting pronouncements
Our Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2023:
Definition of accounting estimate - Amendments to IAS 8
Disclosure of accounting policies - Amendments to IAS 1 and IFRS Practice Statement 2
Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12

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
Sales or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28
In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, entitled Sales or Contribution of Assets between an Investor and its Associate or Joint Ventures. These narrow scope amendments clarify, that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), and a partial gain or loss is recognized when a transaction involves assets that do not constitute a business. On December 17, 2015, the IASB issued an amendment that postpones the application of the amendments to IFRS 10 and IAS 28 indefinitely.
Our Company does not expect the amendments to have an impact on its consolidated financial statements.
Classification of liabilities as current or non-current and non-current liabilities with covenant –Amendments to IAS 1
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify to the requirements for classifying liabilities as current or non-current. The amendments clarify:
▶What is meant by a right to defer settlement
▶That a right to defer must exist at the end of the reporting period;
▶That classification is unaffected by likelihood that an entity will exercise its deferral right;
▶That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.
In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months. The disclosures include:
▶The carrying amount of the liability;
▶Information about the covenants;
▶Fact and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are to be applied retrospectively. Earlier application is permitted. Our Company is based on the contractual arrangement in place at the reporting date for the classification, therefore, our Company does not expect the

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4.    NEW STANDARDS AND INTERPRETATIONS (continued)
amendment to have an impact on its consolidated financial statements. Our Company will disclose the information required when the non-current liabilities are subject to future covenants.
4.2    New accounting pronouncements not effective (continued)
Supplier finance arrangements - Amendments to IAS 7 and IFRS 7

On May 25, 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments:
Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted, but will need to be disclosed.

Our Company does not expect the amendments to have a material impact on its consolidated financial statements.

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
As the three operating segments exceed the quantitative thresholds, they are also reportable segments. Segment results are evaluated based on reported operating profit or loss from each segment. The accounting policies for segment information, including transactions entered between segments are generally the same as those described in the summary of material accounting policies.
Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.
5(b)    Information about reportable segments

Year ended December 31, 2023	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	58,649	166,925	200,198	425,772	—	425,772
Inter-segment	—	8	—	8	(8)	—
Segment operating profit/(loss)	1,794	(2,119)	8,628	8,303	(2,548)	5,755
Depreciation and amortization (including depreciation from right of use assets)	(1,506)	(3,202)	(1,424)	(6,132)	(79)	(6,211)
Impairment of property, plant and equipment	—	—	—	—	—	—
Impairment loss on financial assets	(10)	(4,530)	(100)	(4,640)	—	(4,640)
Interest income	103	86	11	200	5	205
Interest expense	(30)	(1,590)	(775)	(2,395)	(4)	(2,399)
Income tax (expense)/benefit	26	(39)	(632)	(645)	483	(162)

Other disclosures
Capital expenditure	1,952	1,629	710	4,291	3	4,294

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	77,329	171,841	184,723	433,893	—	433,893
Inter-segment	—	(5)	—	(5)	5	—
Segment operating profit/(loss)	241	2,636	7,768	10,645	(3,093)	7,552
Depreciation and amortization (including depreciation from right of use assets)	(1,247)	(3,058)	(1,448)	(5,753)	(82)	(5,835)
Impairment of property, plant and equipment	—	—	—	—	—	—
Interest income	68	49	2	119	1	120
Interest expense	(91)	(787)	(608)	(1,486)	(2)	(1,488)
Income tax expense	(354)	(420)	(1,979)	(2,753)	(55)	(2,808)

Other disclosures
Capital expenditure	1,486	1,780	541	3,807	1	3,808

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	107,032	197,779	171,848	476,659	—	476,659
Inter-segment	—	7	—	7	(7)	—
Segment operating profit/(loss)	4,523	(13,537)	6,690	(2,324)	(3,009)	(5,333)
Depreciation and amortization (including depreciation from right of use assets)	(1,074)	(2,752)	(1,566)	(5,392)	(102)	(5,494)
Impairment of property, plant and equipment	—	(7)	—	(7)	—	(7)
Interest income	43	76	3	122	1	123
Interest expense	(285)	(380)	(340)	(1,005)	(92)	(1,097)
Income tax (expense)/benefit	(2,104)	4,223	(1,539)	580	765	1,345

Other disclosures
Capital expenditure	11	5,585	2,018	7,614	937	8,551
Adjustments and eliminations
Corporate expenses, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(c)    Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Segment operating profit/(loss)	8,303	10,645	(2,324)
Corporate expenses and others	(2,548)	(3,093)	(3,009)
	5,755	7,552	(5,333)
Other operating income	433	1,026	587
Other operating expenses	—	(3)	(7)
Net impairment loss on financial and contract assets	(4,640)	(508)	(220)
Operating profit/(loss)	1,548	8,067	(4,973)
Finance costs	(2,527)	(1,650)	(1,251)
Finance income	205	120	123
Share of loss of associates	(2)	(1)	(1)
Exchange gain/(loss)	679	143	(4,425)
Other income	570	889	671
Other expense	(9)	(3)	(1)
Profit/(loss) before tax	464	7,565	(9,857)
5(d)    Segment assets and liabilities

	North Asia	Thailand	ROW	Total segments	Corporate adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2023
Total assets	52,519	167,888	133,437	353,844	12,820	366,664
Total liabilities	10,320	66,385	68,365	145,070	6,973	152,043
As of December 31, 2022
Total assets	54,534	168,423	133,516	356,473	14,546	371,019
Total liabilities	13,649	62,584	75,863	152,096	7,495	159,591

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(d)    Segment assets and liabilities (continued)
Reconciliation of assets:

	As of December 31,
	2023	2022
	US$’000	US$’000
Segment operating assets	353,844	356,473
Corporate and other assets	4,211	6,598
Investment in associates	810	805
Deferred tax assets	7,799	7,143
Total assets	366,664	371,019
Reconciliation of liabilities:

	As of December 31,
	2023	2022
	US$’000	US$’000
Segment operating liabilities	145,070	152,096
Corporate liabilities	3,133	3,298
Deferred tax liabilities	3,840	4,197
Total liabilities	152,043	159,591
5(e)    Disaggregated revenues and geographical information
(i)Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2023	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	9	80,564	140,501	221,074	—	221,074
Enamel	55,959	79,510	1,972	137,441	—	137,441
SDI	2,667	—	55,028	57,695	—	57,695
Others*	14	6,851	2,697	9,562	—	9,562
	58,649	166,925	200,198	425,772	—	425,772
Timing of revenue recognition
At a point in time	55,982	166,832	173,004	395,818	—	395,818
Over time	2,667	93	27,194	29,954	—	29,954
	58,649	166,925	200,198	425,772	—	425,772
*include revenues from fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(e)    Disaggregated revenues and geographical information (continued)
(i)Revenue from external customers is summarized as the following major categories (continued):

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	92	46,340	135,739	182,171	—	182,171
Enamel	76,002	102,122	—	178,124	—	178,124
SDI	1,209	—	44,722	45,931	—	45,931
Others*	26	23,379	4,262	27,667	—	27,667
	77,329	171,841	184,723	433,893	—	433,893
Timing of revenue recognition
At a point in time	77,287	171,613	158,510	407,410	—	407,410
Over time	42	228	26,213	26,483	—	26,483
	77,329	171,841	184,723	433,893	—	433,893
*include revenues from fabrication service contracts, and sale of other wires and cables products.

Year ended December 31, 2021	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	63,629	127,891	191,520	—	191,520
Enamel	107,027	105,749	—	212,776	—	212,776
Fabrication	—	—	39,476	39,476	—	39,476
Others*	5	28,401	4,481	32,887	—	32,887
	107,032	197,779	171,848	476,659	—	476,659
Timing of revenue recognition
At a point in time	107,032	197,544	146,991	451,567	—	451,567
Over time	—	235	24,857	25,092	—	25,092
	107,032	197,779	171,848	476,659	—	476,659
*include revenues from fabrication service contracts, and sale of other wires and cables products.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(e)    Disaggregated revenues and geographical information (continued)
(ii)Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended Current period end
	2023	2022	2021
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	152,437	153,164	168,773
Singapore	135,227	118,789	95,116
Australia	62,139	60,299	67,652
China, Hong Kong, and Taiwan	62,239	82,187	118,219
India	973	779	1,248
Southeast Asia	12,741	18,663	25,643
Northeast Asia	16	12	8
	425,772	433,893	476,659
Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.
(iii)Major customer information
Revenue from one customer in the ROW region amounted to $80,862 in 2023 represented 18.99% of 2023 consolidated revenue. Revenue from one customer in the ROW region amounted to $66,858 in 2022 represented 15.41% of 2022 consolidated revenue. Revenue from one customer in the ROW region amounted to $56,579 in 2021 represented 11.87% of 2021 consolidated revenue.
5(f)    Non-current assets information
The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2023	2022
	US$’000	US$’000
Non-current assets by country:
Thailand	36,252	37,653
Singapore	5,002	5,304
China, Hong Kong, and Taiwan	10,132	10,313
Australia	7,058	7,141
Other	132	207
Total non-current assets	58,576	60,618

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    MATERIAL PARTLY-OWNED SUBSIDIARIES
6(a)    Material subsidiaries
Our Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:
Proportion of equity interest held by NCI:

	Country of incorporation and operation	As of December 31,
Name		2023	2022
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
6(b)    Summarized financial information about the subsidiaries
The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statements of comprehensive income	CTW consolidated
	For the year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Revenue	166,933	171,845	198,316
(Loss)/profit before tax	(7,587)	2,153	(16,535)
Income tax expense/(income)	39	420	(4,223)
(Loss)/profit for the year	(7,626)	1,733	(12,312)
Other comprehensive income/(loss)	3,252	(4,537)	(12,688)
Total comprehensive (loss)/income	(4,374)	(2,804)	(25,000)
(Loss)/profit attributable to non-controlling interests	(3,742)	850	(6,041)
Dividends paid to non-controlling interests	285	563	2,815

Summarized balance sheets	CTW consolidated
	As of December 31,
	2023	2022
	US$’000	US$’000
Current assets	127,780	128,230
Non-current assets	48,748	49,496
Current liabilities	(61,226)	(46,681)
Non-current liabilities	(5,893)	(16,677)
Total equity	109,409	114,368

Equity attributable to:
Equity holders of the parent	55,722	58,248
Non-controlling interests	53,687	56,120

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)
6(b)    Summarized financial information about the subsidiaries (continued)

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Operating	(11,954)	7,389	(37,071)
Investing	(1,418)	(719)	(2,431)
Financing	(144)	(7,726)	41,740
Effect of changes in exchange rate on cash	27	(1,045)	(3,312)
Net decrease in cash and cash equivalents	(13,489)	(2,101)	(1,074)

7.    INCOME AND EXPENSES ITEMS
7(a)    Other operating income

	2023	2022	2021
	US$’000	US$’000	US$’000
Gain on disposal of investment property	—	271	—
Gain on disposal of assets classified as held for sale	—	240	—
Gain on disposal of property, plant, and equipment	39	132	318
Rental income	323	254	179
Other operating income – others	71	129	90
Total other operating income	433	1,026	587
7(b)    Other operating expenses

	2023	2022	2021
	US$’000	US$’000	US$’000
Impairment of property, plant, and equipment	—	—	7
Other operating expenses – others	—	3	—
Total other operating expenses	—	3	7

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(c)    Net impairment loss on financial and contract assets

	2023	2022	2021
	US$’000	US$’000	US$’000
Impairment for trade receivables(Note 12(a))	75	509	205
Impairment for trade receivables for related parties(Note 24(b))	4,565	—	15
Reversal of impairment for trade receivables for related parties	—	(1)	—
Total net impairment loss on financial and contract assets	4,640	508	220
7(d)    Finance costs

	2023	2022	2021
	US$’000	US$’000	US$’000
Interest on loans and borrowings	2,301	1,408	1,027
Interest on leases liabilities	98	80	70
Total interest expenses	2,399	1,488	1,097
Bank charges	128	162	154
Total finance costs	2,527	1,650	1,251
7(e)    Finance income

	2023	2022	2021
	US$’000	US$’000	US$’000
Interest income	205	120	123
Total finance income	205	120	123
7(f)    Other income

	2023	2022	2021
	US$’000	US$’000	US$’000
Government grants	74	639	271
Net gain on financial instruments	196	33	259
Dividend income	97	97	106
Other income	203	120	35
Total other income	570	889	671

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)

7(g)    Depreciation, amortization and lease expense included in the consolidated income statements

	2023	2022	2021
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – property, plant and equipment	4,077	4,278	3,863
Depreciation – right of use assets	133	133	127
Amortization – intangible assets	26	24	21
Lease expenses	1	1	1
Included in selling expenses:
Depreciation – property, plant and equipment	133	116	108
Depreciation – right of use assets	197	167	144
Amortization – intangible assets	—	—	—
Lease expenses	1	1	1
Included in general and administrative expenses:
Depreciation – property, plant and equipment	580	538	619
Depreciation – right of use assets	456	382	390
Amortization – intangible assets	28	21	26
Depreciation – investment properties	168	176	196
Lease expenses	14	12	4
Included in research and development expenses:
Depreciation – property, plant and equipment	409	—	—
Depreciation – right of use assets	4	—	—
	6,227	5,849	5,500

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(h)    Employee benefits expenses

	2023	2022	2021
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	12,207	12,555	14,088
Labor and health insurance costs	79	79	77
Pension costs	833	886	828
Other employee benefits	750	734	843
Included in selling expenses:
Wages and salaries	4,221	3,881	4,191
Labor and health insurance costs	10	9	8
Pension costs	359	337	360
Other employee benefits	33	25	36
Included in general and administrative expenses:
Wages and salaries	8,116	7,950	8,435
Labor and health insurance costs	144	103	104
Pension costs	669	608	661
Director fees	323	412	587
Other employee benefits	161	138	222
Included in research and development expenses:
Wages and salaries	676	—	—
Labor and health insurance costs	16	—	—
Pension costs	42	—	—
Other employee benefits	15	—	—
Total employee benefits expenses	28,654	27,717	30,440
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
The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the PRC and Taiwan. The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2023, and there is no withholding tax on dividends applicable to our Company. For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2023 and a withholding tax of 10% is levied on dividends received by our Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2020/2021, 2021/2022 and 2022/2023 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2023. In Taiwan, the corporate income tax rate was 20% for each of the three years ended December 31, 2023.
Dividends received from the Operating Subsidiaries and equity investees may be subject to withholding taxes. Under the current Singapore corporate tax system, dividends paid by a Singapore resident company is tax exempt, and is

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
not subject to withholding taxes. In Australia, dividends paid to non-residents are exempt from dividend withholding taxes except when dividends are paid out of profit that is not taxed by Australian income tax (i.e. unfranked dividends). For Thailand, dividends paid by a company to any individual or corporate payee overseas are subject to a withholding tax of 10%. Under the Corporate Income Tax Law of the PRC, dividend distribution of profits to foreign investor(s) is subject to withholding tax of 10%. In Taiwan, the dividends or profit distributed to non-resident shareholders are subject to 21% withholding tax.
The major components of income tax (benefits) expenses for the years ended December 31, 2023, 2022 and 2021 are:

	2023	2022	2021
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	2,798	3,547	3,078
Previously unrecognized tax loss or temporary difference used to reduce current income tax	(394)	(697)	(96)
Adjustments for current income tax of prior years	(694)	(54)	—
Total current income tax	1,710	2,796	2,982
Deferred tax (benefits)/expenses:
Relating to origination and reversal of temporary differences	(1,284)	12	(4,327)
Previously unrecognized tax loss or temporary difference used to reduce deferred tax expenses	(264)	—	—
Total deferred tax (benefits)/expenses	(1,548)	12	(4,327)
Income tax expenses (benefit) reported in the income statement	162	2,808	(1,345)

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	221	(270)	147
Effect of change in tax rate	—	—	—
Net income on actuarial gains and losses
Recognized during the year	377	147	112
Effect of change in tax rate	—	—	—
Income tax expense (benefit) charged to other comprehensive income (loss)	598	(123)	259

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
APWC is incorporated in Bermuda, which does not have a statutory tax rate. The provision for income taxes differs based on the tax incurred by the Operating Subsidiaries, in their respective jurisdiction. Our Company determines its statutory tax rate based on its major commercial domicile that is its subsidiaries in Thailand. The reconciliation of difference between tax computed at the statutory tax rate and income tax expense / (benefit) reported in the consolidated income statement is as follows:

	2023	2022	2021
	US$’000	US$’000	US$’000
Profit/(loss) before tax	464	7,565	(9,857)
Tax at statutory rate of 20% (2022: 20%; 2021: 20%)	93	1,513	(1,971)
Foreign income taxed at different rate	940	1,332	1,465
Expenses not deductible for tax purpose	9	241	94
Utilization of previously unrecognized tax losses/temporary differences	(394)	(697)	(96)
Tax benefit arising from previously unrecognized tax losses	(264)	—	—
Net deferred tax asset not recognized	1,727	382	327
Tax exempt on income	(693)	(65)	(99)
Uncertain tax position	—	(102)	(1,173)
Return to provision adjustment	(694)	(54)	—
Deferred tax liability arising from undistributed earnings	(354)	96	(309)
Withholding tax on dividends	38	163	452
Enhanced pre-tax deductions of R&D Expenses	(242)	—	—
Others	(4)	(1)	(35)
Income tax expense/(benefit) reported in consolidated income statement	162	2,808	(1,345)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
Deferred tax
Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2023	2022	2023	2022	2021
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,532)	(3,886)	(354)	96	(309)
Revaluations of financial assets at fair value through other comprehensive income	(419)	(198)	—	—	—
Unutilized building allowance (net)	(141)	(8)	131	(13)	9
Unused tax losses	3,220	1,373	(1,805)	(1,158)	(162)
Allowance for doubtful accounts	1,008	46	(945)	113	105
Inventory impairment	881	2,897	2,001	150	(2,914)
Rebates and other accrued liabilities	788	661	(119)	(85)	(170)
Unpaid retirement benefits	1,282	1,281	11	—	26
Deferred revenue and cost of sales	31	19	(12)	10	(15)
Actuarial loss	121	498	—	—	—
Unabsorbed depreciation	588	588	(4)	90	(67)
Provision for loss on onerous sale contract	451	—	(443)	817	(897)
Leases	41	36	(6)	9	3
Others	(360)	(361)	(3)	(17)	64
Deferred tax expenses/(benefits)			(1,548)	12	(4,327)
Net deferred tax assets	3,959	2,946
Reconciliation of deferred tax assets, net

	2023	2022	2021
	US$’000	US$’000	US$’000
Opening balance as of January 1	2,946	3,136	(519)
Tax benefit/(expense) during the period recognized in profit or loss	1,548	(12)	4,327
Tax (expense)/benefit during the period recognized in other comprehensive income	(598)	123	(259)
Exchange difference on translation foreign operations	63	(301)	(413)
Closing balance as of December 31	3,959	2,946	3,136
Our Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.
Our Company has available unused net operating losses which arose in Thailand, China, Hong Kong, Singapore and Taiwan as of December 31, 2023 and 2022, that may be applied against future taxable income and that expire as follows respectively:

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)

	As of December 31,
Year of expiration	2023	2022
	US$’000	US$’000
2023	—	4,054
2024	2,135	2,955
2025	2,262	1,773
2026	2,535	3,011
2027	6,645	5,887
2028	13,111	—
2032	184	184
2033	736	—
No expiration	4,949	2,796
	32,557	20,660
Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in our Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. Our Company did not recognize deferred tax assets of $3,400 (2022: $3,017; 2021: $3,183) in respect of tax losses amounting to $15,928 (2022: $13,796; 2021: $14,228).
In addition, our Company did not recognize deferred assets of $476 (2022: $952; 2021: $1,675) in relation to deductible temporary differences amounting to $2,154 (2022: $4,881; 2021: $8,931).
There are no income tax consequences attached to the payment of dividends in 2023 or 2022 by APWC to its shareholders.
As of December 31, 2023 and 2022, our Company is subject to taxation in PRC, Australia, Thailand, Singapore and Taiwan. Our Company’s tax years from 2013 and forward are still subject to examination by the tax authorities in various tax jurisdictions.
A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions	2023	2022	2021
	US$’000	US$’000	US$’000
Balance as of January 1	—	28	339
Decrease due to lapses in statute of limitations	—	(26)	(312)
Exchange difference	—	(2)	1
Balance as of December 31	—	—	28
Our Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2023, 2022, and 2021 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the income tax expenses is $nil, $nil and $28, respectively.
Our Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties our Company has provided as of the dates listed below were:

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)

	As of December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	—	—	46
Accrued penalties on uncertain tax position	—	—	28
Total accrued interest and penalties on uncertain tax position	—	—	74
For the years ended December 31, 2023, 2022 and 2021, our Company recognized $nil, $nil and $5 in interest, respectively; and no penalties were recognized for the three years ended December 2021 to 2023. For the years ended December 31, 2023, 2022 and 2021, our Company reversed $nil, $42 and $568 in interest and nil, $26 and $318 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2023, 2022 and 2021, the exchange difference $nil, $(4) and $12 relating to interests, $nil, $(2) and $7 relating to penalty were included in income tax expenses.
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
The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended Current period end
	2023	2022	2021
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit (loss) attributable to APWC from continuing operations	3,867	3,874	(2,642)
Net profit (loss) attributable to APWC	3,867	3,874	(2,642)

Denominator:
Weighted-average common shares outstanding – basic and diluted	20,616,227	20,020,364	13,819,669

Earnings (loss) per share – basic and diluted
Continuing operations	0.19	0.19	(0.19)
Total earnings (loss) per share – basic and diluted	0.19	0.19	(0.19)
Income from continuing operations attributable to non-controlling interests are $(3,565), $883 and $(5,870) for the years ended December 31, 2023, 2022 and 2021, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10.    CASH AND CASH EQUIVALENTS

	As of December 31,
	2023	2022
	US$’000	US$’000
Cash on hand and cash at banks	37,970	54,017
Balances per statement of cash flows	37,970	54,017

11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES
11(a)    Other financial assets and liabilities

	As of December 31,
	2023	2022
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	2,902	1,553
	2,902	1,553
Financial assets at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	307	39
	307	39
(i)Financial assets and liabilities at fair value through profit or loss
Financial assets and liabilities at fair value through profit or loss reflect the changes in fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are intended to reduce the level of foreign currency risk for expected sales and purchase transactions.
(ii)Financial assets at fair value through other comprehensive income - unquoted equity instrument
Our Company holds unquoted equity instruments in Thai Metal Processing Co., Ltd., which is engaged in the fabrication of copper rods, and Leijyu Co., Ltd., which is engaged in the development of a renewable energy power generation system. These equity investments are strategically held for long-term purposes and are not expected to be sold in the short to medium term.
During the years ended December 31, 2023, 2022, and 2021, our Company received dividends of $97, $97, and $106, respectively, from investments held at the end of the reporting period. These dividends were recorded in other income (Note 7(f)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(b)    Interest-bearing loans and borrowings
Under the line of credit arrangements for short-term debt with our Company’s banks, our Company may borrow up to approximately $263,981 and $254,851 as of December 31, 2023 and 2022, respectively, on such terms as our Company and the banks may mutually agree upon. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2023 and 2022, the unused portion of the credit lines was approximately $187,752 and $162,074, respectively, which included unused letters of credit amounting to $83,926 and $84,586, respectively.
Letters of credit are issued by our Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2023 and 2022, our Company had open letters of credit amounting to $38,179 and $38,256, respectively. Liabilities relating to the opened letters of credit are included in current liabilities.
Certain of our loan agreements contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. Our Company was in compliance with these covenants requirements as of December 31, 2023 and 2022.
Interest bearing loans and borrowings are including current portion $53,737 and $45,576 as of December 31, 2023 and 2022, respectively.

	As of December 31,
	2023				2022
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000	%		‘000	US$’000
Interest-bearing loans and borrowings
Bank loans	4.94	Nov. 2024	AUD$4,543	3,104	4.94	Mar. 2044	AUD$4,589	3,113
Bank loans	—	—	—	—	4.50 ~ 4.90	Jul. 2023	RMB$30,100	4,321
Bank loans	5.11	Dec. 2024	SGD$6,000	4,551	5.42	Dec. 2023	SGD$6,000	4,470
Bank loans	7.27	Feb. 2024	THB$309,488	9,090	2.23	Feb. 2024	THB$312,602	9,100
Trust receipt	2.75 ~ 4.70	May 2024	THB$1,151,234	33,812	1.60 ~ 2.20	Jun. 2023	THB$1,133,838	33,006
Trust receipt	5.46 ~ 5.61	Apr. 2024	SGD$4,193	3,180	5.04 ~5.81	Apr. 2023	SGD$4,994	3,721
Total				53,737				57,731

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
As of December 31, 2023 and 2022, our Company had outstanding forward contracts with notional amounts of $13.4 million and $10.5 million, respectively. The outstanding forward contracts at December 31, 2023 mature between January 13, 2024 and April 17, 2024, respectively. Our Company recognized gain (loss) on forward contracts as other income (expenses) – refer to Note 7(f).
The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2023		2022
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	307	74	39	6

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values
Set out below is a comparison of the carrying amounts and fair value of our Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2023	2022	2023	2022
	US$’000	US$’000	US$’000	US$’000
Financial assets-current
Financial assets at fair value through profit	307	39	307	39
Financial assets at amortized cost
Cash and cash equivalents	37,970	54,017	37,970	54,017
Trade receivables	104,955	81,982	104,955	81,982
Other receivables	1,670	2,397	1,670	2,397
Due from related parties	1,368	11,018	1,368	11,018
Financial assets-non-current
Financial assets at fair value through other comprehensive income	2,902	1,553	2,902	1,553
Financial assets at amortized cost
Long-term bank deposits*	1,454	1,354	1,454	1,354
Total	150,626	152,360	150,626	152,360

Financial liabilities-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	53,737	45,576	53,737	45,576
Trade and other payables	51,743	39,891	51,743	39,891
Due to related parties	7,941	16,613	7,941	16,613
Accruals	15,250	21,218	15,250	21,218
Financial liabilities-non-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	—	12,155	—	12,155
Total	128,671	135,453	128,671	135,453
*included in other non-current assets
(i)Methods and assumptions used to estimate fair value
The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:
▶Due to the short-term nature of financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, due from related parties, trade and other payables, due to related parties, and accruals, their carrying amounts are considered to approximate their fair value.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(i)Methods and assumptions used to estimate fair value (continued)
▶Fixed-rate and variable-rate receivables are evaluated by our Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2023 and 2022, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.
▶Fixed rate long-term bank deposits and fixed rate and variable-rate borrowings are evaluated using discounted cash flows and the market rates or current rates for deposits of similar remaining maturities.
▶Fair value of financial liabilities at fair value through profit or loss - derivatives is derived from inputs other than quoted prices that are observable for the asset or liability.
▶Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2023 was assessed to be insignificant.
(ii)Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2023 and 2022)	Sensitivity of the input to fair value
				2023	2022
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $190	5% decrease in the discount would increase in fair value by $111
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(ii)Description of significant unobservable inputs to valuation (continued)
Our Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 in the fair value hierarchy. A reconciliation of the beginning and closing balances is summarized below:

	2023	2022
	US$’000	US$’000
At January 1	1,553	2,929
Acquisitions	240	—
Recognized in other comprehensive income/(loss)	1,104	(1,352)
Exchange difference on translation	5	(24)
At December 31	2,902	1,553
12.    TRADE AND OTHER RECEIVABLES

	As of December 31,
	2023	2022
	US$’000	US$’000
Trade receivables	106,333	83,319
Less: Loss allowances	(1,378)	(1,337)
Trade receivable, net	104,955	81,982
Other receivables	1,670	2,397
Less: Loss allowances	—	—
Other receivable, net	1,670	2,397
As of December 31, 2023 and 2022, trade receivables were all from contracts with customers. And as of January 1, 2022, the balance of trade receivables from contracts with customers was $103,564.

12(a)    Movement in the loss allowance on trade receivables

	2023	2022
	US$’000	US$’000
At January 1	1,337	841
Charge for the year	97	712
Write-off	(55)	(171)
Unused amounts reversed	(22)	(204)
Currency translation adjustment	21	(2)
Reclassification	—	161
At December 31	1,378	1,337

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12.    TRADE AND OTHER RECEIVABLES (continued)
12(b)    Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2023
Expected loss rate	1.30%	0.06%	0.47%	2.09%	3.43%	4.76%	75.74%
Gross carrying amount - trade receivables	106,333	88,601	11,648	2,819	1,080	672	1,513
Loss allowances	1,378	49	55	59	37	32	1,146
Trade receivable, net	104,955	88,552	11,593	2,760	1,043	640	367

December 31, 2022
Expected loss rate	1.60%	0.09%	1.00%	2.40%	10.74%	37.04%	98.35%
Gross carrying amount - trade receivables	83,319	69,607	10,166	2,127	298	27	1,094
Loss allowances	1,337	66	102	51	32	10	1,076
Trade receivable, net	81,982	69,541	10,064	2,076	266	17	18
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
12(d)    Other receivables pledged as collateral
The carrying amounts of other receivables pledged as collateral against credit facilities received from financial institutions are disclosed in Note 27(e)(ii).
13.    INVENTORIES

	As of December 31,
	2023	2022
	US$’000	US$’000
Raw materials and supplies	28,962	26,449
Work in progress	20,991	17,945
Finished goods	78,277	86,214
Total inventories at the lower of cost and net realizable value	128,230	130,608
Inventories recognized as an expense during the year ended 2023, 2022 and 2021 amounted to $405,800, $387,227 and $441,371 respectively.
For the year ended December 31, 2023 and 2022, the amount of $10,255 and $1,119 were credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed. For the year ended December 31, 2021, our Company recognized allowance for inventories of $14,136 as an expense in cost of sales for inventories carried at net realizable value.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14.    CONTRACT ASSETS
14(a)    Assets related to contracts with customers

	As of December 31,
	2023	2022
	US$’000	US$’000
Contract assets - current	13,946	12,450
There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2023 and 2022. The contract assets balance increased as our Company provided more services and transferred more goods ahead of the agreed payment schedules.
Our Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.
14(b)    Unsatisfied supply, delivery, and installation (SDI) services contracts
The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations.

	As of December 31,
	2023	2022
	US$’000	US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue over 3 years	194,963	109,816

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2022	6,016	48,092	6,837	88,164	5,476	7,547	16,812	178,944
Additions	—	210	353	454	298	645	1,593	3,553
Disposals	—	—	—	(3,783)	(304)	(457)	(5)	(4,549)
Transfer	—	4,038	1,280	10,637	—	200	(16,155)	—
Exchange differences	(296)	(1,753)	(272)	(4,158)	(160)	(535)	(840)	(8,014)
At December 31, 2022	5,720	50,587	8,198	91,314	5,310	7,400	1,405	169,934
Additions	—	—	473	521	307	314	3,034	4,649
Disposals	—	—	(65)	(2,369)	(467)	(230)	—	(3,131)
Transfer	—	—	16	1,256	19	12	(1,620)	(317)
Exchange differences	67	437	45	781	51	(32)	20	1,369
At December 31, 2023	5,787	51,024	8,667	91,503	5,220	7,464	2,839	172,504

Depreciation/Impairment
At January 1, 2022	—	(36,008)	(4,831)	(73,924)	(3,675)	(6,087)	—	(124,525)
Depreciation charge for the year	—	(1,069)	(438)	(2,434)	(435)	(556)	—	(4,932)
Impairment	—	—	—	—	—	—	—	—
Disposals	—	—	—	3,783	242	452	—	4,477
Transfer	—	—	—	—	—	—	—	—
Exchange differences	—	1,482	194	3,557	88	438	—	5,759
At December 31, 2022	—	(35,595)	(5,075)	(69,018)	(3,780)	(5,753)	—	(119,221)
Depreciation charge for the year	—	(1,084)	(496)	(2,692)	(379)	(548)	—	(5,199)
Impairment	—	—	—	—	—	—	—	—
Disposals	—	—	65	2,310	399	228	—	3,002
Transfer	—	—	—	—	(19)	—	—	(19)
Exchange differences	—	(355)	(33)	(717)	(43)	22	—	(1,126)
At December 31, 2023	—	(37,034)	(5,539)	(70,117)	(3,822)	(6,051)	—	(122,563)

Net book value
At December 31, 2023	5,787	13,990	3,128	21,386	1,398	1,413	2,839	49,941
At December 31, 2022	5,720	14,992	3,123	22,296	1,530	1,647	1,405	50,713
At January 1, 2022	6,016	12,084	2,006	14,240	1,801	1,460	16,812	54,419
15(a)    Impairment of property, plant and equipment
In 2023, 2022 and 2021 our Company recorded an impairment loss of $0, $0 and $7 on property, plant and equipment at SFO facilities. The impairment is presented within other operating expenses in consolidated income statements, other operating expenses in Note 7(b), and the impairment of property, plant and equipment of ROW, North Asia and Thailand segments in Note 5.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    PROPERTY, PLANT AND EQUIPMENT (continued)
15(b)    Pledge
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 27(e) (i).
16.    RIGHT-OF-USE ASSETS
16(a)    Amounts recognized in the consolidated balance sheets

	As of December 31,	As of December 31,
	2023	2022
Right of use assets	US$’000	US$’000
Land	2,054	2,211
Buildings	575	935
Motor vehicles and other assets	86	134
Office equipment	110	152
	2,825	3,432
Our Company leases various assets including land, buildings, business vehicles and multifunction printers. Rental contracts are typically made for periods of 2 to 37 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
Additions to the right-of-use assets during the 2023 financial year were $177 (2022: $863).
16(b)    Amounts recognized in the consolidated income statements

	2023	2022
Depreciation charge of right of use assets	US$’000	US$’000
Land	208	242
Buildings	456	337
Motor vehicles and other assets	82	65
Office equipment	44	38
	790	682

Interest expenses (included in finance cost)	98	80
Expenses relating to short-term leases	15	11
Expenses relating to lease of low-value assets that are not short-term leases	1	3
The total cash outflow for lease in 2023 was $805 (2022: $710).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    INVESTMENT PROPERTIES
17(a)    Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Warehouse	Land leasehold right	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2023
Cost	407	510	5,055	88	11	6,071
Less: Accumulated depreciation	—	(405)	(545)	(7)	(2)	(959)
Net book value	407	105	4,510	81	9	5,112

As of December 31, 2022
Cost	403	515	5,018	91	11	6,038
Less: Accumulated depreciation	—	(385)	(397)	(5)	(1)	(788)
Net book value	403	130	4,621	86	10	5,250
A reconciliation of the net book value of investment properties was as follows :

	2023	2022
	US$’000	US$’000
Net book value at January 1	5,250	5,809
Additions	—	12
Disposals	—	(30)
Depreciation (included in administrative expenses)	(168)	(176)
Exchange difference	30	(365)
Net book value at December 31	5,112	5,250
17(b)    The amount recognized in profit or loss arising from the investment properties

	2023	2022	2021
	US$’000	US$’000	US$’000
Rental income derived from investment properties	267	243	170
Direct operating expenses (including repairs and maintenance) generating rental income	(168)	(157)	(174)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(1)	(21)	(23)
Net profit (loss) arising from investment properties carried at cost	98	65	(27)

Undiscounted lease payments receivable to be received during the lease terms are immaterial.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    INVESTMENT PROPERTIES (continued)
17(c)    Measuring investment properties at fair value
The fair value of the investment properties are stated below:

	As of December 31,
	2023	2022
	US$’000	US$’000
Land not being used for operation	10,678	10,322
Office buildings for rent	5,068	1,995
Warehouse	5,876	5,291
Land leasehold right	93	158
Other	9	11
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    INTANGIBLE ASSETS
Computer software

	2023	2022
	US$’000	US$’000
Cost
At January 1	738	696
Additions	40	62
Disposals	(19)	—
Transfer	—	—
Exchange difference	2	(20)
At December 31	761	738
Accumulated amortization
At January 1	(599)	(567)
Amortization	(54)	(45)
Disposals	19	—
Exchange difference	(3)	13
At December 31	(637)	(599)
Net book value
At December 31	124	139
19.    INVESTMENTS IN ASSOCIATES
19(a)    Associates of our Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2023	2022
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.)	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19.    INVESTMENTS IN ASSOCIATES (continued)
19(b)    Carrying amounts of investment in associates

	As of December 31,
	2023	2022
	US$’000	US$’000
At January 1	805	835
Share of loss of associates	(2)	(1)
Exchange difference	7	(29)
At December 31	810	805
The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.
19(c)    Summarized financial information for associates
The following table summarized financial information of our Company’s investments in associates:

	As of December 31,
	2023	2022
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	4	1
Non-current assets	1,835	1,818
Current liabilities	(2)	(2)
Non-current liabilities	(184)	(176)
Equity	1,653	1,641

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	810	805

	For the year ended December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(4)	(3)	(2)

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ loss for the year:	(2)	(1)	(1)
As of December 31, 2023 and 2022, our Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.    TRADE AND OTHER PAYABLES

	As of December 31,
	2023	2022
	US$’000	US$’000
Trade payables	40,977	29,258
Other payables	10,766	10,633
	51,743	39,891
Other payables included refund liabilities arising from contracts with customers, which amounted to $9,395 and $8,667 as of December 31, 2023 and 2022, respectively.
21.    EMPLOYEE BENEFIT LIABILITIES

	As of December 31,
	2023			2022
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	1,120	5,891	7,011	1,320	7,576	8,896
Long service leave	719	106	825	627	117	744
Total	1,839	5,997	7,836	1,947	7,693	9,640
21(a)    Pension – Defined contribution plans
Our Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2023, 2022 and 2021, were $1,222, $1,182, and $1,200, respectively.
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
The mortality rate is based on the most recent mortality investigation on policyholders of life insurance companies in Thailand. Future salary increases and pension increases are based on expected future inflation rates derived from external economic data, together with historical experience of Charoong Thai.
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
21.    EMPLOYEE BENEFIT LIABILITIES(continued)
21(b)    Pension – Defined benefit plans (continued)
The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2023	2022	2021
	US$’000	US$’000	US$’000
Current service cost	442	447	519
Past service cost	—	48	—
Interest cost on benefit obligation	191	154	127
Net benefit cost	633	649	646

	For the year ended December 31,
Other comprehensive income	2023	2022	2021
	US$’000	US$’000	US$’000
Actuarial (gain) / loss – experience	(195)	(263)	140
Actuarial loss / (gain) – demographic assumption	(89)	74	(23)
Actuarial (gain) / loss – financial assumption	(1,601)	(543)	(676)
Actuarial gain	(1,885)	(732)	(559)

	For the year ended December 31,
Change in the defined obligation	2023	2022	2021
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	8,896	9,854	11,300
Current service cost	442	447	519
Past service cost	—	48	—
Interest cost on benefit obligation	191	154	127
Benefits paid directly by our Company	(701)	(653)	(746)
Actuarial gain in other comprehensive income	(1,885)	(732)	(559)
Exchange differences	68	(222)	(787)
Defined benefit obligation at December 31	7,011	8,896	9,854
Actuarial assumptions
The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
	%	%
Discount rate	2.4-4.7	2.5-2.7
Rate of salary increase	3.0~6.0	5.0~6.0
Pre-retirement mortality	* Thailand TMO17 Tables, improving with the rate of 3.0% p.a.	* Thailand TMO17 Tables
*TMO represented as Thailand Mortality Ordinary Tables

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21.    EMPLOYEE BENEFIT LIABILITIES(continued)
21(b)    Pension – Defined benefit plans (continued)
Maturity profile of defined benefit obligation
The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2023	2022
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	1,120	1,320
Between 2 and 5 years	2,856	1,936
Between 6 and 10 years	3,037	4,101
Total expected payments	7,013	7,357

Weighted average duration of defined benefit obligation	9 ~ 14 years	9 years
Sensitivity analysis
A one-percentage point change in the assumed rates would have yielded the following effects:

	2023	2022
	US$’000	US$’000
Discount rate – 1% increase	(552)	(699)
Discount rate – 1% decrease	482	818
Rate of salary increase – 1% increase	483	782
Rate of salary increase – 1% decrease	(543)	(685)
The sensitivity result above determines their individual impact on the plan’s year-end defined benefit obligation. In reality, the plan is subject to multiple external experience items which may move the defined benefit obligation in similar or opposite directions, while the plan’s sensitivity to such changes can vary over time.
21(c)    Long service leave
The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bond with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. As of December 31, 2023 and 2022, the amount of long service leave obligation was $825 and $744, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.    OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2022
	US$’000	US$’000
Contract liabilities	3,690	1,325
Dividend payable	220	291
Onerous contracts provisions	2,306	2,110
Other current liabilities	1,019	1,563
Total	7,235	5,289
Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.
22(a)    Onerous contracts provisions

	For the year ended December 31,
	2023	2022
	US$’000	US$’000
At January 1	2,110	9,640
Recognized	2,196	498
Reversed	(2,040)	(7,763)
Exchange differences	40	(265)
At December 31	2,306	2,110
22(b)    Contract Liabilities

	As of December 31,
	2023	2022	2021
	US$’000	US$’000	US$’000
Current contract liabilities
Advance from customers	3,585	1,222	511
Custodial service	76	47	50
Transportation service	29	56	51
Total current contract liabilities	3,690	1,325	612
Our Company recognizes contract liabilities when it receives advance payments from customers before performance obligations have been performed.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.    OTHER CURRENT LIABILITIES (continued)
22(b)    Contract Liabilities (continued)
Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2023	2022
	US$’000	US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Advance from customers	1,222	511
Custodial service	44	49
Transportation service	46	49
	1,312	609
23.    EQUITY
23(a)    Common shares

	As of December 31,
	2023	2022
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At January 1, 2022	13,830,769	138
Issuance of common shares	6,796,558	68
At December 31, 2022	20,627,327	206
At December 31, 2023	20,627,327	206

Treasury shares	Number of shares	US$’000
At January 1, 2022	11,100	38
At December 31, 2022	11,100	38
At December 31, 2023	11,100	38
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
APWC did not declare or pay dividends distributed to owners for the years ended December 31, 2023, 2022 and 2021.
23(c)    Other comprehensive income – net of tax
The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2023
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	784	784
Re-measuring gains on defined benefit plans	1,508	—	—	1,508
Changes in fair value of financial assets at fair value through other comprehensive income	—	883	—	883
	1,508	883	784	3,175

	For the year ended December 31, 2022
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(9,506)	(9,506)
Re-measuring gains on defined benefit plans	585	—	—	585
Changes in fair value of financial assets at fair value through other comprehensive income	—	(1,082)	—	(1,082)
	585	(1,082)	(9,506)	(10,003)

	For the year ended December 31, 2021
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(15,028)	(15,028)
Re-measuring losses on defined benefit plans	447	—	.	447
Changes in fair value of financial assets at fair value through other comprehensive income	—	587	—	587
	447	587	(15,028)	(13,994)

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
24(a)    Outstanding balance with related parties
The following table provided the total amount of outstanding balance at December 31, 2023 and 2022.

		As of December 31,
		2023	2022
		US$’000	US$’000
Amounts due from related parties
The ultimate parent company	PEWC	107	147
	PEWC, Singapore Branch	14	5
	PEWC (HK)	130	4,177
	Taiwan Submarine Cable Co., Ltd	—	65
	PACIFIC UNION CO., LTD.	13	—

Associate	SPHC	171	170

Non-controlling shareholder of subsidiary	Italian-Thai and its affiliates	933	6,454
		1,368	11,018
Amounts due to related parties
The ultimate parent company	PEWC	5,849	14,814
	PEWC Singapore Co. (Pte) Ltd.	400	400
	PEWC (HK)	1	26
	SUMI-PAC CONSTRUCTION COMPANY, LTD.	299	—
	PACIFIC UNION CO., LTD.	17	—

Associate	SPHC	1,362	1,362

Others		13	11
		7,941	16,613
Contract liabilities
The ultimate parent company	PEWC	—	137

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
24(b)    Transactions with related parties
The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2023	2022	2021
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	23,093	24,914	20,359
	Sales	14	—	5,254
	Fabrication income received	—	—	25
	Construction income received	1,006	3	—
	Management fee received	29	10	—
	Management fee paid	205	172	153
	Information technology service fee paid	132	120	113
	Training fee paid	—	—	110
	Interest expenses paid	—	—	91
	Rental fee paid	104	18	—
	Vehicle sale proceeds received	18	—	—
	Materials purchased for interior office redecorating	—	8	—
SUMI-PAC CONSTRUCTION COMPANY, LTD.	Rental fee received	26	—	—
	Service fee received	31	—	—
	Purchases	280	—	—
Pacific Charity Foundation	Rental fee received	9	—	—
PACIFIC UNION CO., LTD.	Construction income received	11	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.    RELATED PARTY TRANSACTIONS (continued)

		For the year ended December 31,
		2023	2022	2021
		US$’000	US$’000	US$’000
Chung-Tai Technology Development Engineering Corporation	Rental fee received	11	—	—
	Service fee received	1	—	—
PEWC, Singapore Branch	Management fee received	—	—	14
PEWC (HK)	Sales	7,437	18,309	25,127
	Service fee paid	67	156	219

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	5,230	8,772	6,613
	Construction of factory building expenses	—	—	1,651
	Loss allowance	4,565	—	—

Others	Fabrication cost	150	277	350
	Vehicle sale proceeds received	25	—	—
As of December 31, 2023, our Company has an outstanding balance from product sales to Italian-Thai, amounting to $5.6 million. The majority of this outstanding payment, amounting to $4.6 million, was overdue by more than one year. In 2023, our Company recognized a loss allowance of $4.6 million. This decision was based on several factors, including (1) Italian-Thai’s 2023 financial statement being issued with a disclaimer of opinion related to scope limitation, primarily due to a going concern issue; (2) our Company has not obtained any collateral or guarantees related to the unpaid payments; and (3) Italian-Thai’s current financial condition, as evidenced by relevant News and credit rating information in Thailand. Considering the aforementioned factors, our management deemed it appropriate to record a full loss allowance in 2023.
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
Our Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2023, 2022 and 2021.
Our Company leased office from PEWC. The lease terms and prices were both determined in accordance with mutual agreements. The rental fee were paid to PEWC monthly; the related expenses were both classified under manufacturing, selling, and administrative , research and development expenses.

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
24(d)    Compensation of key management personnel of our Company

	For the years ended December, 31
	2023	2022	2021
	US$’000	US$’000	US$’000
Short-term employee benefits	1,898	1,953	2,372
Post-employment benefits	88	48	84
Total compensation paid to key management personnel	1,986	2,001	2,456
The amounts disclosed in the table were recognized as expenses during the reporting periods.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25.    COMMITMENTS AND CONTINGENCIES
25(a)    Purchase commitments
As of December 31, 2023 and 2022, our Company had commitments to purchase raw materials totaling $127 million to $147 million and $191 million to $225 million (14,765 to 17,115 metric tons and 22,375 to 26,255 metric tons), respectively, from third parties and PEWC at the prices stipulated in the contracts.
25(b)    Capital commitments
As of December 31, 2023 and 2022, our Company had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.7 million and $0.7 million, respectively.
25(c)    Guarantees
As of December 31, 2023 and 2022, APWC provided a corporate guarantee not exceeding the sum of $29 million and $25 million, respectively, for the bond performance and banking facility of Sigma Cable.
As of December 31, 2023 and 2022, there were outstanding bank guarantees of $17 million and $14 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.
25(d)    Service commitments
As of December 31, 2023 and 2022, our Company had commitments in respect of management consulting services with related parties totaling $0.1 million and $0.1 million, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.    FAIR VALUE MEASUREMENT

Fair value information:
As of December 31, 2023	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(74)	—	(74)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,663	—	—	2,663
Leijyu Co., Ltd. (transliteration)	239	—	—	239
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	10,678	—	—	10,678
Office buildings	5,068	—	—	5,068
Warehouse	5,876	—	—	5,876
Land leasehold right	93	—	—	93
Other	9	—	—	9
There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.    FAIR VALUE MEASUREMENT (continued)

Fair value information:
As of December 31, 2022	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(6)	—	(6)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	1,553	—	—	1,553
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	10,322	—	—	10,322
Office buildings	1,995	—	—	1,995
Warehouse	5,291	—	—	5,291
Land leasehold right	158	—	—	158
Other	11	—	—	11
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
The sensitivity analysis in the following sections relate to the position as of December 31, 2023 and 2022.
The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.
(i)Interest rate risk
Our Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 33% of our Company’s financial liabilities bear floating

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(i)    Interest rate risk (continued)
interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.
At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2023 and 2022 to increase/decrease by $115 and $128, respectively.
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
The balance of financial assets and liabilities denominated in a currency different from our Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2023	2022	2023	2022
United States dollar (USD)	5,135	8,231	4,689	15,057
Thai Baht (THB)	4,254	326	891,587	30
Singapore dollar (SGD)	296	106	11	46
Taiwan dollar (TWD)	28,780	25,282	2,920	4,463
Renminbi (RMB)	18	18	—	—
Hong Kong dollar (HKD)	4,649	7,773	25	25
Euro (EUR)	8	20	—	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(iii)    Foreign currency risk (continued)
Foreign currency sensitivity
The following table demonstrates the sensitivity of our Company’s profit before tax and equity to a reasonably possible change of each foreign currency exchange rates against all other non-functional currencies, with all other variables held constant.

	Change rate	USD	THB	SGD	TWD	HKD	EUR

2023	5%	22	(1,303)	11	42	30	—
	-5%	(22)	1,303	(11)	(42)	(30)	—
2022	5%	(341)	—	2	34	50	1
	-5%	341	—	(2)	(34)	(50)	(1)
iv.Commodity price risk
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
Commodity price sensitivity
The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2023
Copper	-14%	(3,296)	N/A
	+14%	3,296	N/A
2022	+23%	5,981	N/A
Copper	-23%	(5,981)	N/A
On average, copper composes around 73% and 79% of the product cost in December 31, 2023 and 2022, respectively. The above sensitivity analysis is based on the most significant fluctuation rate of the month in December 31, 2023 as compared to the same month in 2022 and the most significant fluctuation rate of the month in 2022 as compared to the same month in 2021 and one month manufacturing lead time to estimate its impact on profit before tax in December 31, 2023 and 2022, respectively.
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
(iii)Measurement and recognition of expected credit losses
Our Company recognizes a loss allowance for expected credit losses on trade receivables and contract assets by using a provision matrix. Refer to Note 12(c) and 24(a) for the approach used to measure expected credit losses of trade receivables, Note 12(b) for the loss allowance recognized, and Note 12(a) for changes in the loss allowance on trade receivables. While contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.
Our Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the years ended December 31, 2023 and 2022 were immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.
(iv)Write off policy
Financial instruments are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan
(iv)    Write off policy (continued)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
with our Company, and a failure to make contractual payments for a period of greater than generally 90 days past due.
(v)Concentrations of credit risk
As of December 31, 2023 and 2022, trade receivables from one customer represented 12.48% and 14.44% of total trade receivables of our Company, respectively. The credit concentration risk of other trade receivables is insignificant.
27(c)    Liquidity risk
Liquidity risk arises from the financial liabilities of our Company and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages our Company’s liquidity risk by closely monitoring cash flow from the operations. Our Company has about $38 million in cash and cash equivalents, $188 million in unutilized amounts of bank loans, and the total financial liabilities is $119 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered not high as of December 31, 2023. Refer to Note 29 for development subsequent to year end.
The table below summarizes the maturity profile of our Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2023
Financial liabilities
Interest-bearing loans and borrowings	57,170	—	—	—	57,170
Trade and other payables	51,743	—	—	—	51,743
Due to related parties	7,941	—	—	—	7,941
Financial liabilities at fair value through profit or loss	74	—	—	—	74
Lease liability	676	673	386	355	2,090
	117,604	673	386	355	119,018

As of December 31, 2022
Financial liabilities
Interest-bearing loans and borrowings	46,087	9,616	400	4,870	60,973
Trade and other payables	39,891	—	—	—	39,891
Due to related parties	16,613	—	—	—	16,613
Financial liabilities at fair value through profit or loss	6	—	—	—	6
Lease liability	788	1,073	469	579	2,909
	103,385	10,689	869	5,449	120,392

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
Our Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, our Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. Our Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022.
In line with industry practices, our Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. Our Company includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents.

	As of December 31,
	2023	2022
	US$’000	US$’000
Interest bearing loans and borrowings	53,737	57,731
Trade and other payables	51,743	39,891
Less: cash and cash equivalents	(37,970)	(54,017)
Net debt	67,510	43,605
Total Equity	214,621	211,428
Capital and net debt	282,131	255,033
Gearing ratio	23.9%	17.1%
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
27(e)    Collateral
The credit lines of our Company were collateralized by:
(i)Mortgage of our Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $10,211 at December 31, 2023 (2022: $10,541);
(ii)Pledge of other receivables of $1,138 at December 31, 2023 (2022: $1,118) ;
(iii)Corporate guarantee issued by APWC.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
27(e)    Collateral (continued)
(iv)A trading facility was secured by all the assets with total carrying amount of $41,058 of a subsidiary as of December 31, 2023 (2022: $35,080).
The weighted average interest rates on bank loans and overdrafts as of December 31, 2023 and 2022 were 4.31% and 2.58% per annum, respectively.
28.    CASH FLOW INFORMATION
28(a)    Investing activities with partial cash payments

(i) Purchase of PPE	For the year end December 31,
	2023	2022
	US$’000	US$’000
Acquisition of property, plant and equipment	4,649	3,553
Add: Payable for PPE or CIP - Opening	152	173
Less: Payable for PPE or CIP - Ending	(56)	(152)
Less: Prepayment for PPE & CIP - Opening	(599)	(427)
Add: Prepayment for PPE & CIP - Ending	108	599
Cash paid during the year	4,254	3,746

(ii) Dividend paid	For the year end December 31,
	2023	2022
	US$’000	US$'000
Dividends paid to company’s shareholders	284	565
Add: Payable for dividends-Opening	291	670
Less: Payable for dividends-Ending	(220)	(291)
Other	2	(379)
Cash paid during the year	357	565

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    CASH FLOW INFORMATION (continued)
28(b)    Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2022	65,387	2,487	67,874
Changes in cash flows	(5,176)	(616)	(5,792)
Foreign exchange adjustments	(2,480)	(44)	(2,524)
Acquisition lease	—	851	851
Other changes	—	(15)	(15)
Remeasurement	—	(89)	(89)
Balance at December 31, 2022	57,731	2,574	60,305
Changes in cash flows	(4,457)	(691)	(5,148)
Foreign exchange adjustments	463	21	484
Acquisition lease	—	177	177
Other changes	—	(1)	(1)
Remeasurement	—	1	1
Balance at December 31, 2023	53,737	2,081	55,818
29.    SUBSEQUENT EVENT
29(a)    CTW refinancing on a long-term basis of a liability classified as current
In February 2024, CTW entered into a bank loan agreement extension amounting to USD9 million. The repayment of the principal amount is scheduled to be completed by March 2027, with an interest rate of 4.76% per annum. CTW is required to mortgage its land as collateral and to comply with several covenants, including maintaining the debt-to-equity ratio must not be less than 0 and the debt service coverage ratio not less than 1.20 times on an annual basis.
Other than the above events, our Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of our Company, the results of those operations, or the state of affairs of our Company.
30.    APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorized for issuance by the board of directors on April 25, 2024.