Form 20-F
period 2024-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2025-03-31
CIK 1026980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December. 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14542
ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China
(Address of principal executive offices)
James Lu
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China
Tel: +886-2-27122558
Email: james.lu@apwcc.com
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
20,616,227 Common Shares outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
•“Thailand” or “Thai”refers to the Kingdom of Thailand.
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
APWC has one class of registered securities referred to herein as the "Common Shares", which are listed on The Nasdaq Capital Market tier ("Capital Market Tier") of the Nasdaq Stock Market ("Nasdaq"). All references to “outstanding” in respect of APWC’s Common Shares shall mean that such Common Shares have been issued by APWC and are not registered in APWC’s register of members as treasury shares.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F ("Annual Report") contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe”, “may”, “should”, “likely”, “seeks” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to
•the volatility related to commodities, including copper, our principal raw material, including the demand for, available supply, pricing, consistency in quality, and their individual or collective impact on demand for our products and services;
•the introduction of competing products, technologies, price competition and other competitive pressures affecting and our ability to maintain and develop market share for our products;
•the volatility of share prices on major securities exchanges throughout the world;
•our inability to successfully identify, consummate and integrate acquisitions;
•our potential exposure to liability claims;
•the uncertainty and volatility of the markets in which we operate, including changes in laws or regulations applicable to our company;
•our ability to negotiate extensions of labor agreements on acceptable terms and to successfully deal with any labor disputes;
•our ability to service and meet all requirements under our debt, and to maintain adequate credit facilities and credit lines;
•in certain markets, our ability to compete effectively with state-owned enterprises ("SOEs"), which may receive governmental subsidies to enhance results or receive preferred vendor status in state-controlled projects;
•our ability to increase manufacturing capacity and productivity and develop new products for changing technologies;
•the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war and political and social unrest, or major hostilities;
•exposure to political, economic and geopolitical developments, including nationalism or isolationist policies leading to trade disputes, tariffs, retaliatory trade actions, supply-chain interruptions, and other measures which may increase costs, reduce product demand and disrupt operations;
•the impact of pandemics (such as COVID-19), government implemented lockdowns, and other mandates on our business, operations, product demand and liquidity;
•crises, instability, terrorism, civil strife, expropriation and other risks of doing business in foreign markets;
•economic consequences arising from climate change, catastrophic natural disasters and other similar events affecting us, our customers or suppliers;
•the fact we are a holding company whose income depends on distributions from operating subsidiaries, most of which are not wholly-owned and for which there may be restrictions on the amount and timing of distributions;
•tax inefficiencies associated with our cross-border operations, including without limitation, limitations on our ability to utilize net losses within our group of companies for income tax purposes;
•fluctuations in currency, exchange and interest rates; and
•the impact of, and other factors that are discussed in this Annual Report and in our other filings made with the Securities and Exchange Commission (the "SEC" or "Commission").
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
•the fact that our Common Shares are traded on a national exchange in the United States and the relative liquidity or lack thereof, based upon the historical trading volume of those shares and the small size of our public float;
•our dependence on a limited number of suppliers for our raw materials and our vulnerability to fluctuations in the cost and availability of such raw materials; and
•the liquidity, or lack thereof, generally of our property and assets.

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

Part I
Item 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
Item 2:     OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
Item 3:     KEY INFORMATION
3.A.    [Reserved]
3.B.    Capitalization and Indebtedness
Not applicable.
3.C.    Reasons for the Offer and Use of Proceeds
Not applicable.
3.D.    Risk Factors
You should carefully consider the risk factors set forth below in connection with any investment in APWC, including any investment in the Common Shares. If any one of these risks or uncertainties occurs, our business, financial condition and results of operations could be materially and adversely affected. The risks described in this Annual Report are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows, and could result in a loss of all or part of your investment.
Summary of Risk Factors
The following is a summary of the principal risks we face, organized under relevant headings. The list below is not exhaustive, and you should read this section 3.D. Risk Factors in full.
Risks Related to Our Business (for more detailed discussion, see “Risk Factors: Risks Related to Our Business”)
•Pandemics, epidemics or disease outbreaks, such as COVID-19, have, and in the future, could have a material adverse effect on our business, financial condition and results of operations.
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

Risks Related to our Financial Activities (for more detailed discussion, see “Risk Factors: Risks Related to our Financial Activities”)
•Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.
•We are exposed to foreign exchange rate risk.
Risk Related to the Regions in Which We Operate (for more detailed discussion, see “Risk Factors: Risks Related to the Regions in Which We Operate”)
•The performance of our Company’s Thai operations is affected by the political and economic situation in Thailand.
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
Risks Related to the Common Shares and APWC (for more detailed discussion, see “Risk Factors: Risks Related to the Common Shares and APWC”)
•The Common Shares may be delisted from Nasdaq, which could affect their market price and liquidity.
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

Risks Related to Our Business
Pandemics, epidemics or disease outbreaks, such as COVID-19, have, and in the future, could have a material adverse effect on our business, financial condition and results of operations.
The global spread of the Coronavirus Disease 2019 ("COVID-19") significantly impacted worldwide economic activity and financial markets. Our operations and production have been affected and disrupted by the outbreak of COVID-19, such as reducing on-site staff and transitioning a significant portion of our workforce to remote work. Moreover, mandated COVID-19 measures led to operating below standard production levels. Additionally, COVID-19 affected and disrupted our suppliers, customers, and other business partners, leading to challenges such as travel restrictions, business closures, and reduced demand for our products.
Although the effects of COVID-19 during 2024 were not as significant as in prior years, new variants continue to emerge throughout the world. If a new pandemic, epidemic or disease outbreak were to occur, we could experience broad and varied impacts similar to the impact seen from COVID-19. The occurrence or continuation of any of these events, including the reemergence of COVID-19, or other variant, in severity, could materially affect our business, financial condition, and results of operations.
Changes to tax laws and treaties could have an adverse impact on our business, results of operations and financial condition.
The Organisation for Economic Co-operation and Development (“OECD”) and Group of 20 (“G20”) members established an inclusive framework allowing interested countries and jurisdictions to work on an equal footing with OECD and G20 members (the “OECD/G20”). The OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS 2.0”) agreed on a two-pillar solution (“Pillar Two”) to reform international taxation, including a coordinated system of Global Anti-Base Erosion (GloBE) rules (“GloBE Rules”). Pillar Two imposes a minimum effective tax rate of 15 percent on large multinational enterprises (“MNEs”) with annual revenues exceeding €750 million in every jurisdiction in which they operate, and is comprised of two key rules, the GloBe Rules and the treaty based Subject to Tax Rule (“STTR”).
Taiwan
Our Company's parent jurisdiction, Taiwan, has not yet fully implemented the Pillar Two rules. However, Taiwan has announced that it will increase the Alternative Minimum Tax (AMT) rate for profit-making enterprises belonging to multinational groups from 12% to 15%, effective from 2025. This adjustment aims to align with the global minimum tax rate and reduce the risk of double taxation.
Bermuda
APWC is incorporated in Bermuda, which enacted the Corporate Income Tax Act 2023 implementing a corporate income tax ("CIT") in line with the OECD’s Pillar Two global minimum tax framework. This tax applies to Bermuda-based entities within MNE groups with annual revenues of at least €750 million. The CIT rate is 15% and will take effect for tax years beginning on or after January 1, 2025.
Implementation Rule for Pillar Two
Domestic Minimum Top-up Tax (DMTT): The DMTT applies to the profits of MNEs that fall below a global minimum tax rate, typically set at 15%. Under this mechanism, if an MNE's effective tax rate in a specific jurisdiction is lower than the minimum threshold, the jurisdiction can impose a top-up tax to bring the effective tax rate up to the minimum level.
Income Inclusion Rule (IIR): The IIR requires the parent entity of an MNE group to pay a "top-up" tax on the income of its subsidiaries if those subsidiaries are subject to an effective tax rate below a certain threshold (typically 15%). This is to prevent profit shifting to jurisdictions where taxes are very low. The rule works by allowing a parent company to include the low-taxed income of its subsidiaries in its own tax base. If the subsidiary is taxed below the minimum threshold, the parent company will be required to pay an additional tax to make up the difference, effectively raising the tax rate on that income to the global minimum.

Undertaxed Profit Rule (UTPR): If a MNE’s profits are subject to a tax rate that is lower than a globally agreed minimum tax rate (usually set at 15% under the OECD's model), the UTPR allows the home country of the MNE group (or another jurisdiction within the group) to "top up" the tax.
While Taiwan is taking steps to align its tax system with international standards by introducing the DMTT, the comprehensive adoption of the Pillar Two rules, including the IIR and UTPR, is pending further assessment and international coordination. The impact of Pillar Two for our Company depends on the parent jurisdiction. If the parent jurisdiction applies the IIR, no top-up tax will be collected from its subsidiaries. However, if the parent jurisdiction does not apply the IIR, the UTPR ensures that the minimum tax is collected in other jurisdictions. The top-up tax does not directly increase tax in the low-taxed jurisdiction but instead shifts the liability to other jurisdictions where the MNE operates. (For additional discussion regarding taxation, see Note 8. Income Taxation of the Financial Statements.)
Geopolitics and Tariffs.
Changes in country leadership creates uncertainty as new administrations implement their economic philosophies and priorities. New leaders were recently sworn in to office at each of North America’s three largest countries with Mexico’s President taking office October 1, 2024, the U.S. President sworn in January 20, 2025 and Canada’s Prime Minister taking office March 14, 2025. Within weeks of taking office, the U.S. President ordered an investigation into how copper imports threaten U.S. national security and economic stability, reinstated and increased existing tariffs on steel and aluminum, and announced new tariffs on certain imports from Mexico, Canada and China. These announcements generated retaliatory tariff announcements from both Canada and Mexico and volatility in the U.S. stock markets. In addition, noting that the effectiveness of tariffs imposed by the U.S. in 2018 were weakened by exemptions and loopholes, as affected countries exploited the exemptions granted to certain countries, the U.S. announcements include new reforms designed to address these duty evasion schemes.
Governments may turn to trade barriers to protect their domestic industries against foreign imports, retaliate against protective trade measures imposed by other countries, or manage economic conditions such as currency deflation, which could further exacerbate difficult macroeconomic conditions. Governments may also increase regulatory scrutiny of customs, imports and exports, ramp up enforcement efforts, or adopt new or revised regulations. The possibility of new global tariffs has created uncertainty, which may negatively impact global trade and macroeconomic conditions and increase costs for consumers as well as negatively impacting demand for our products. It is unknown whether, to what extent and for how long new global tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us, our industry, or on the purchase ability of businesses, governments and consumers globally. If any new global tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, the macroeconomic consequences of such changes could have a materially adverse effect on our business, financial condition, and results of operations.
Significant volatility in copper prices could be detrimental to our Company’s profitability.
Copper is the principal raw material we use, accounting for a majority of the cost of sales. Our prevailing practice is to purchase copper at prices based on the average prevailing international spot market prices on the London Metal Exchange (the "LME") for copper for the one month prior to purchase. The price of copper is affected by numerous factors beyond our control, including global economic and political conditions, supply and demand, inventory levels maintained by suppliers, potential disruptions in supply of copper (including as the result of economic sanctions on copper producers such as Russia and new reviews or tariffs of copper imports by the U.S.), actions of participants in the commodities markets and currency exchange rates. As with other costs of production, changes in the price of copper may affect our Company’s cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our Company’s ability to adjust selling prices to its customers, such that increases and decreases in the price of copper are fully reflected in those selling prices and customers continue to place orders. In the cases when we enter into a long-term sales contract at fixed selling prices, rising copper prices could render such contract onerous and our Company would be required to recognize losses from this onerous contract in the income statement. Most of our sales of manufactured products reflect the cost of copper used to manufacture those products at the time the products are ordered. In the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time of purchase. A long-term decrease in the price of copper would require our Company to revalue its inventory at periodic intervals to the then net realizable value, which could be below cost. Copper prices have been subject to considerable volatility, and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. In addition, an excessive increase in the price of copper could result in fewer orders from customers or increased cost of sales given agreed sales prices, and negatively impact our Company. Accordingly, significant volatility in copper prices could have a material adverse effect on our business, financial condition and results of operations.
The ability of suppliers to deliver raw materials, parts and components and energy resources could affect our Company’s ability to manufacture products without disruption and in turn negatively affect our operations.
Our Company uses a range of materials, including copper, aluminum, polyethylene and polyvinyl chloride compound in the global production of our products, which come from numerous suppliers. Our operations and those of our suppliers are subject to disruption by supply chain issues due to economic, political and other factors largely beyond our Company’s control, including pandemic related supplier plant shutdowns or slowdowns, component shortages, supply chain disruptions and delays, fluctuations in shipping costs, work stoppages, labor shortages, financial issues such as supplier bankruptcy, information technology failures, and hazards such as fire, earthquakes, flooding, droughts or other natural disasters, new laws or regulations, global economic or political events including terrorist attacks and war, and suppliers’ allocations to other purchasers. The effects of climate change, including extreme weather events, long-term changes in temperature levels, water availability, supply costs impacted by increasing energy costs, or energy costs impacted by carbon prices or offsets may exacerbate these risks. Any inability of suppliers to deliver parts, components and manufacturing equipment to our Company’s manufacturing facilities, and any inability to manufacture without disruption, could adversely affect our business’s performance.
The markets in which we operate are highly competitive.
The wire and cable industry in the Asia Pacific region is highly competitive, and if we fail to successfully invest in and maintain product development, productivity improvements and customer service and support, sales of our products could be materially adversely affected. Our competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our markets have substantially greater manufacturing, sales, research and financial resources than us. We, and other wire and cable producers, compete primarily on the basis of product quality and performance, reliability of supply, customer service, and price. To the extent that one or more of our competitors are more successful with respect to the primary competitive factors, our business could be materially adversely affected. In addition, our Company’s business could be materially adversely impacted if low margin wire and cable manufacturers in China enter into the markets where we operate, like they have in Australia and Singapore. Our Company’s business, financial condition and results of operations may also be materially adversely affected in the event it must compete with SOEs, which are often subsidized by the government such that they are protected against the challenges of market forces confronting private enterprises. When SOEs enter the market, it can become untenable for private enterprises in competition with SOEs to conduct profitable operations, when the SOEs are being subsidized by the government and may operate in a loss position for an extended period. Certain of our products are made to common specifications and may be interchangeable with the products of certain of our competitors. Since customers could potentially substitute our products with those of our competitors, customer loyalty is an important pillar of our business’s competitive position.
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
Our telecommunications cable business is subject to competition from other transmission technologies, principally wireless-based technologies. Wireless telecommunications businesses have sometimes made substantial inroads in emerging markets where sufficient funding may not then be available to install the infrastructure necessary for market-wide fixed line telecommunications. In addition, the ease of use of wireless telecommunications may make that medium an attractive alternative in circumstances where access to fixed line telecommunications is limited. These technologies present significant competition in the markets in which we conduct or plan to conduct business and no assurance can be given that the future development and use of such alternative technologies will not materially adversely affect our business, financial condition and results of operations.

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
PEWC may not perform its obligations under the Composite Services Agreement.
We engage in transactions in the ordinary course of business with our controlling shareholder, PEWC, including the purchase of certain raw materials and the distribution of PEWC’s products in various countries in the Asia Pacific region. We and PEWC have entered into a composite services agreement dated November 7, 1996, as amended and supplemented (the "Composite Services Agreement"), which contains provisions that define our relationship and the conduct of our respective businesses. The Composite Services Agreement is renewable at our option and is currently in force. Under the Composite Services Agreement, PEWC has agreed to supply APWC with copper and provide research and development for our products. Although PEWC has performed its obligations under the Composite Services Agreement to date, we are unable to ensure that PEWC will not in the future seek to limit, or be unable to perform in whole or in part, the business it conducts with our Company pursuant to the terms of the Composite Services Agreement. Given its controlling shareholder position, PEWC could in such instance seek to influence our response to any such events or occurrences. Any such limitation or inability to perform the Composite Services Agreement on PEWC’s part could have a material adverse effect on our business, financial condition and results of operations. (See “Item 10.C. Material Contracts” for more details of the Composite Services Agreement.)
Our insurance coverage does not cover all of our business risks.
Our global operations are subject to many risks including errors and omissions, infrastructure disruptions such as large-scale outages or interruptions of service from utilities or telecommunications providers, supply chain interruptions, third-party liabilities and fires or other natural disasters. Our Company maintains insurance policies covering certain buildings, machinery and equipment against specified amounts of damage or loss caused by fire, flooding, other natural disasters and burglary and theft. Our Company does not carry insurance for consequential loss arising from business interruptions or political disturbances and does not carry product liability insurance. Consequently, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the lack of adequate insurance. No assurance can be given that we will not incur losses beyond the limits or outside the scope of coverage of our insurance policies. Accordingly, we may be subject to an uninsured or under-insured loss in such situations. Any failure to maintain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.
A significant number of our ROW employees are members of employees’ unions.
A significant number of the employees of our Rest of World ("ROW") segment are members of employees’ unions. Failure to successfully negotiate and/or renew collective agreements, strikes, or other labor disputes could result in a disruption of our operations. Any such labor dispute could lead to a disruption of our operations, hindering our ability to serve our customers, and could have a material adverse effect on our Company and could materially adversely affect our business, financial condition and results of operations.
Our business could be harmed if we fail to attract and retain qualified personnel.
If we fail to retain our key employees and attract qualified personnel by investing adequate resources to develop our human capital, our business may be harmed. The loss of any of our executive officers or other key employees could have a material adverse effect on our business, financial condition and results of operations. The loss of executive officers or key employees could impair customer relationships and result in the loss of vital industry knowledge, expertise, and experience. There is also a risk of losing key employees to our competitors, which could pose a possible risk of theft of trade secrets, with competitors then gaining valuable information about our manufacturing process. Increased costs associated with recruiting, motivating and retaining qualified personnel could have a negative impact on our profitability. Our Company’s future success depends on its continued ability to attract and retain talented and qualified personnel.

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
Increased reliance on information systems requires the implementation of information technology (“IT”) security measures to protect networks, computers, programs and data from attack, damage or unauthorized access and ensure the confidentiality, availability and integrity of Company data. Our Company employs safeguards, both technological and contractual, in order to protect its proprietary interests and those of its customers and third-party licensors, including, without limitation, certain insurance against theft and risk of loss. However, we cannot guarantee that such safeguards will protect our Company from all types of IT and cybersecurity threats. If our Company’s IT and cybersecurity measures are compromised or otherwise fail to protect systems, networks and data, or if an event of force majeure occurs and our Company’s disaster recovery plan does not operating effectively, our Company’s business may be disrupted and stand to lose assets, reputation and business, and potentially face regulatory fines and litigation as well as the cost of remediation, which could materially adversely affect our Company’s business, financial condition and results of operations.
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
Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the OECD is conducting a project focused on base erosion and profit shifting in international structures, which seeks to establish certain international standards for taxing the worldwide income of multinational companies. (See Item 3.D. Risks Related to Our Business: Changes to tax laws and treaties could have an adverse impact on our business, results of operations and financial condition.) As a result of these developments, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, results of operations and financial position.
Pursuant to the Bermuda Economic Substance Act 2018 ("ESA") which commenced December 31, 2018, an entity that falls within the scope of the ESA and carries on as a business any of the “relevant activities” referred to in the ESA, must comply with economic substance requirements. The “relevant activities” include: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and holding entity. An in-scope entity which is engaged in any of the “relevant activities” must satisfy an economic substance test, by performing core income-generating activities in the jurisdiction, being directed and managed in the jurisdiction and, having within the jurisdiction (i) an adequate amount of operating expenditure, (ii) adequate physical presence and (iii) an adequate number of qualified full-time employees or other personnel.
Risks Related to our Financial Activities
Restrictive covenants and default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.
If our business units do not generate sufficient cash flows from operations, we may be unable to make required payments on our debt, including debt secured by our or our subsidiaries’ assets. Any such failure to make any such payment could have a material adverse effect on our liquidity, business, financial condition and results of operations. In addition, our debt agreements contain restrictive covenants and default provisions. Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. In addition, any global economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot make assurances that we will be able to remain in compliance with our financial covenants, which may lead to a default. Any such default may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under certain debt agreements by APWC or APWC’s subsidiaries may trigger cross-defaults under other debt agreements. In the event of default, we may not be able to cure the default or obtain a timely waiver. An event of default under any agreement governing our existing or future debt, if not cured or timely waived, could have a material adverse effect on our liquidity, business, financial condition and results of operations. (See "Item 5.B. Liquidity and Capital Resources" and Note 28(c) of our consolidated financial statements referenced in Item 18 for a further discussion of our secured and unsecured indebtedness.)
Foreign exchange fluctuations could materially impact our financial performance and our financial condition.
Our principal operations and properties are located in the three regions that constitute our business segments, namely the North Asia, Thailand and ROW regions. Although our reporting currency is the U.S. dollar, the functional currency of our Thailand region, which accounted for 37% of sales in 2024, is the Thai Baht. The functional currencies of our ROW region, which accounted for 48% of sales in 2024, are the Australian dollar and the Singapore dollar. The functional currencies for our North Asia operations, which in total accounted for 15% of sales in 2024, are divided into three groups: (1) the PRC Subsidiaries, whose functional currency is the RMB, (2) Crown Century, whose functional currency is the U.S. dollar, and (3) the ROC Subsidiaries, whose functional currency is the TWD. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, the TWD, or the RMB against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.
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
Our operations conducted in the PRC are governed by PRC laws, rules and regulations and our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. As these laws, rules and regulations are relatively new and quickly evolving and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws and regulations involves uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in compliance with relevant laws and regulations in the future.
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

Pursuant to the “Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law” (the “Opinions”) issued by the Central Committee of the Chinese Communist Party and the State Council on July 6, 2021, among others, the PRC government sought to strengthen judicial cooperation in cross-border supervision and law enforcement on securities activities. The China Securities Regulatory Commission ("CSRC") published the Provisions of the State Council of the PRC on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which, among others, clarified the scope of overseas offering and listing by a PRC company, and listed a number of circumstances where overseas offering is prohibited. The CSRC subsequently published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the "Trial Measures") effective March 31, 2023. The new regulations for the filing-based administration of overseas securities offering and listing by companies that are incorporated in the PRC and the domestic operating entities of companies whose securities are indirectly offered and listed overseas (collectively referred to as "domestic companies") are, and are made up of six sets of documents, namely, the Trial Measures and five supporting guidelines. The CSRC also issued an accompanying "Notes on the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies" which provides an explanation of the Trial Measures. The Trial Measures and the changes from the prior drafts circulated by the CSRC have the potential to impact our PRC operations, financial position and business strategies, particularly if we were to seek a spin-off and foreign listing of our Chinese entities.
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
The PRC economy differs from the economies of most developed countries in many respects, including the degree of government involvement and control, with a substantial portion of the productive assets in China still managed by the government. The PRC government regulates industry development by imposing industrial policies and exerting considerable direct and indirect influence on the development of the PRC economy by controlling, among others, the allocation of resources, foreign exchange, growth rate and the level of development, monetary policy, taxation and foreign investment. The PRC government has significant influence over business activities and has become more involved in regulating China based companies. Legislative and enforcement actions and trends by the PRC authorities are not always predictable. In recent years the PRC government has enhanced regulations in areas such as anti-monopoly, cybersecurity and data privacy.
The PRC Anti-Monopoly Law ("AML") includes oversight of concentration of undertakings, monopoly agreements and abusive behavior by companies with market dominance and was amended effective August 1, 2022 to include, among others, increased penalties for anti-trust violations. The State Administration for Market Regulation ("SAMR"), the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the AML, with increased investigations and the levying of significant fines. In 2023, SAMR finalized a series of implementing regulations, rules and guidelines to facilitate the interpretation and enforcement of AML. While the business of APWC may not fall within the industries where recent active anti-monopoly enforcement efforts have focused, we cannot assure you that we will not be affected, either directly or indirectly, by this increased focus. In addition, to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, including adjusting investment strategy and business arrangements, which may adversely affect our business, growth prospects, and the value of our Common Shares.
The 2017 PRC Cybersecurity Law ("CSL") was enacted with the aim of increasing data protection, data localization, and cybersecurity in the interest of national security. Related laws include the PRC Data Security Law, effective September 1, 2021 (the "DSL") and the Personal Information Protection Law, effective November 1, 2021 (the "PIPL"). The DSL, PIPL and CSL, (collectively, the "China Data Laws") form the over-arching framework that governs data protection and cybersecurity in the PRC. The CSL focuses on cybersecurity and the protection of the critical information infrastructure (“CII”), the DSL focuses on regulating “important" and data processing activities that would have an impact on national security, and the PIPL focuses on protecting personal information. On September 30, 2024, the State Council of the People's Republic of China promulgated the Administrative Regulations on Cyber Data Security (2024) (the "CDS Regulations") effective January 01, 2025, introducing new obligations for processors of network data and supplementing the data security protection obligations under the China Data Laws.
On August 17, 2021, China released the text of the “Critical Information Infrastructure Security Protection Regulations” ("CII Regulations") which became effective September 1, 2021. Under the CII Regulations, critical information infrastructure refers to important network infrastructure and information systems, in important industries and sectors, and requires the appropriate regulatory and administrative departments in these sectors ("Protection Departments") to formulate CII identification rules based on the actual situations of their respective sectors and submit such identification rules to the Ministry of Public Security ("MPS") for recording. The Protection Departments are responsible for identifying the CII in their respective sectors and promptly notifying relevant operators.
On December 28, 2021, the Cyberspace Administration of China ("CAC") and the MPS, among others, adopted Cybersecurity Review Measures ("CRM") effective February 15, 2022, which require CII operators to undergo a security review if the procurement of any “network products and services” affects or may affect China’s national security. Online platform operators, holding the personal information of more than 1 million users and newly listing on foreign markets, must also report for a cybersecurity review with the Cybersecurity Review Office of the CAC. On July 3, 2023 the CAC and MPS, among others, jointly released the 2023 edition of the Catalogue of Critical Network Equipment and Specialized Cybersecurity Products (“Catalogue”), which designated 38 network products subject to mandatory Critical Network Equipment and Specialized Cybersecurity Products Certification.
SAMR released technical standards for data classification titled “Data security technology - Rules for data classification and grading” effective October 1, 2024. The technical standards provide guidelines for companies and regulators to identify data as “core”, “important”, and “general”, and thereby subject the data to differentiated protection standards as required under the China Data Laws. “Core” data includes data with a high degree of coverage, that reaches a high level of precision, is large in scale, and reaches a certain depth in a domain, group, or region that once illegally used or shared, may directly affect political security. Core data mainly includes data related to national security key areas, national economic lifelines, people’s livelihoods, and major public interests, as evaluated and determined by relevant state departments. “Important” data includes data specific to certain fields, groups, and regions, or reaching a certain level of precision and scale that, once leaked, tampered with, or destroyed, may directly jeopardize national security, economic operation, social stability, public health, and safety. Data that only affects the organization itself or individual citizens is generally not considered important data. “General” data is other data that does not fall within the definition of core or important data.
When a PRC based entity subject to the cybersecurity review requirements is a subsidiary of a non-PRC company, it is undetermined if those requirements would be imposed on the parent company. To the extent any of APWC's PRC subsidiaries' products or component products could be classified as a network product, or any data the subsidiary collects and processes within the PRC meets the definition of core or important data, APWC and its PRC subsidiaries may be subject to various statutory obligations, such as conducting a national security review and periodically carrying out requisite risk assessments.
Compliance with current obligations and potential future obligations that may be promulgated pursuant to any of the China Data Laws, CII Regulations, CRM or other related laws, rules or regulations, could require us to incur additional costs and expend resources, including the updating of internal procedures and hiring of external consultants to conduct assessments, which would increase APWC’s costs and adversely affect profitability.
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
The PRC Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law (collectively the "FIL") took effect January 1, 2020 and replaced the trio of prior laws governing foreign investment in China, namely, the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures, and the Law on Wholly Foreign-Owned Enterprises, together with their implementation regulations (the "Old FIL Laws").
Several key changes under the FIL include protection of foreign IP rights and trade secrets, and equal treatment of domestic and foreign companies in government procurement. As the Old FIL Laws were repealed at the same time the FIL became effective, foreign-invested enterprises ("FIE") became subject to the PRC Company Law and Partnership Enterprise Law, which stipulate different rules on corporate governance, voting, profit distributions and equity transfer restrictions, among others. FIEs established before the FIL’s effective date have a five-year transition period to convert to the appropriate corporate form and make necessary adjustments to their articles of association and other documents to comply with such rules, which now apply to foreign and domestic investors alike. The FIL imposes information reporting requirements on foreign investors and FIEs and any found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.
Since the FIL is relatively new, uncertainties still exist in relation to its interpretation and implementation. The FIL may affect our relevant corporate governance practices and increase our compliance costs. We continue our review of the provisions regarding equity interest transfers and distribution of profits or remaining assets, and the specific adjustments FIEs must undertake.
On September 8, 2024, the National Development and Reform Commission ("NDRC") and the Ministry of Commerce of the PRC ("MOFCOM") issued Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Version) effective November 1, 2024. The wire & cable industry is not within the sector where foreign investment is prohibited or restricted in the 2024 Version. Accordingly, APWC’s PRC business is unlikely to be directly affected by the rules and enforcement actions targeting variable interest entity structures, even if APWC proposes a spin-off of its PRC entities and an offshore listing. However, it is not known whether these matters will be addressed by additional laws or regulations promulgated pursuant to the FIL. The FIL could be interpreted and implemented in a manner that could have a material adverse effect on our Company’s business, financial condition and results of operations.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our ability to fund and expand our business.
We conduct substantial business operations in China. We may make loans or capital contributions to our PRC subsidiaries. Loans or capital contributions by APWC or any of our offshore subsidiaries to our PRC subsidiaries, which are treated as FIEs under PRC law, may be subject to PRC regulations and/or foreign exchange loan registrations. Such loans to any of our PRC subsidiaries to finance their activities generally cannot exceed statutory limits and must be filed with China’s State Administration of Foreign Exchange ("SAFE"). We may also decide to finance our PRC subsidiaries by means of capital contributions, in which case the PRC subsidiary is required to register the details of the capital contribution with the relevant governmental authorities in China.
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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Our PRC subsidiaries represent the majority of the sales in our North Asia segment, which segment constituted approximately 15% of our sales in 2024. Substantially all revenues of our subsidiaries organized under the laws of the PRC, are denominated in RMB. Shortages in the availability of foreign currency in the PRC may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade-related payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in the PRC for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in the PRC. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law and may be subject to taxation. As a result, our PRC subsidiaries may be restricted in their ability to transfer cash outside of the PRC whether in the form of dividends, loans, and advances. If our PRC subsidiaries distribute dividends, these restrictions and requirements could reduce the amount of distributions that we would receive, which could in turn restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.
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
Political or social instability in China could also materially adversely affect our business operations or financial condition. Lack of political or social certainty exposes our operations to increased risk of adverse or unpredictable actions by PRC government officials. For example, APWC’s principal office is located in Taipei, Taiwan, and any escalation in political tensions between the PRC and the government of Taiwan could materially adversely impact our ability to manage our operations in the PRC efficiently or without third party interference. The PRC government has long advocated a one-China policy with regard to the Republic of China. Any overtly aggressive actions by the PRC towards Taiwan could have a materially destabilizing impact on Taiwan generally, and on our business in particular, and could materially and adversely affect our business, financial condition and results of operations. These factors could also adversely impact PEWC and their ability to perform their obligations under the Composite Services Agreement.
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
The Common Shares are currently listed on Nasdaq under the trading symbol “APWC” on the Capital Market Tier. In order for the Common Shares to remain listed on Nasdaq, we must continue to meet certain minimum financial and other requirements including, without limitation, maintaining a closing bid price for the Common Shares of at least $1.00 per share. Nasdaq’s rules provide for the delisting of the Common Shares if the closing bid price for the Common Shares falls below $1.00 per share for 30 consecutive business days and we are unable to regain compliance with the applicable requirements in the time permitted by Nasdaq.
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
In accordance with the provisions of the Exchange Control Act 1972, as amended (the "Exchange Control Act"), and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the "BMA") is required for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of APWC (which include the Common Shares) are listed on an “Appointed Stock Exchange” (which includes Nasdaq). In granting the general permission the BMA accepts no responsibility for APWC’s financial soundness or the correctness of any of the statements made or opinions expressed herein. Consequently, if the Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.
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
Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Thinly-traded equity securities can be more volatile than equity securities for which there is significant trading volume. In addition, APWC’s share price may be volatile and could be subject to fluctuations in response to various factors, most of which are beyond our control. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. As of December 31, 2021, approximately 75.5% of APWC’s issued and outstanding Common Shares were directly or beneficially owned by PEWC. Following the completion of APWC’s rights offering in February 2022 (as further described in Item 7.A. herein) and as of the date of this Annual Report, approximately 80.9% of APWC’s issued and outstanding Common Shares are directly or beneficially owned by PEWC, with such Common Shares subject to certain restrictions on trading. In addition, although the Common Shares are currently traded on Nasdaq, the trading and demand for the Common Shares has been historically limited. As a consequence, shareholders may find that the value of their Common Shares and/or their ability to sell their Common Shares quickly or in substantial amounts may be materially adversely affected by the limited public trading market of the Common Shares. In the future, the Common Shares may experience significant price fluctuations which could materially adversely affect the value of a shareholder's ownership interest in APWC.
Our Common Shares have a limited public float and are subject to price volatility, which could adversely affect our prevailing market price.
Given PEWC’s sizable percentage ownership of our outstanding Common Shares, we have a limited public float, which adversely affects trading volumes and liquidity in our Common Shares. We have experienced significant share price and volume fluctuations and could be subject to continuing fluctuations in the future. The trading price of our Common Shares may fluctuate widely due to various factors, including the level of purchases or sales in our Common Shares relative to total volume of trading in our Common Shares, actual or anticipated actions by PEWC, including purchases or sales of our Common Shares by PEWC, actual or anticipated changes in our financial conditions and operating results, changes in our capital structure or liquidity including issuance of additional debt or equity to the public, changes in our dividend policy, news regarding our products or geographic markets, and broad market and industry fluctuations. This volatility in our share price, and limited trading volume in our Common Shares, could adversely affect our business and financing opportunities.
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
APWC did not declare or pay any dividends for the years ended December 31, 2024, 2023, 2022 and 2021. There are a number of factors that can affect APWC’s ability to pay dividends and there is no guarantee that APWC will pay dividends in any given year or pay any specific amount of dividends. APWC may not be able, or may choose not to reinstate its dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of APWC’s Board of Directors (the "Board") and will be dependent on our Company’s future operating results and the cash requirements of our Company’s business. In addition, APWC will not pay dividends in the event it is not allowed to do so under Bermuda law. Furthermore, since APWC is a holding company, nearly all of the assets shown on its consolidated balance sheet are held by its subsidiaries. Accordingly, APWC’s cash flow and its ability to pay dividends are dependent upon distributions from its subsidiaries. The reduction, suspension or elimination of dividends may negatively affect the market price of the Common Shares.
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
APWC is incorporated in and organized pursuant to the laws of Bermuda with its principal office located in Taiwan. All of APWC’s directors and officers reside outside the United States and our Company’s material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize judgements against them in courts of the United States predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against our Company’s assets or the personal assets of APWC’s officers and directors. Also, investors may have difficulty in bringing an original action based on U.S. federal securities law against such persons in the Taiwan courts. Additionally, there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board or controlling shareholders than they would if APWC was organized under the laws of the United States or one of the states therein, or if our Company had material assets located within the United States, or some of the directors and officers resided within the United States.
Control of APWC rests with its majority shareholder, PEWC, and APWC relies on Nasdaq’s controlled company and foreign private issuer exemptions, all of which could materially and adversely affect our corporate governance.
PEWC holds more than 50% of our issued and outstanding Common Shares. Accordingly, we are a “controlled company” within the meaning of Nasdaq’s corporate governance standards, and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the Board consist of independent directors, (2) to have a nominating committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) to have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We utilize the controlled company exemption for the above listed requirements (1) and (2). While we rely on the controlled company exemption for (2), our independent directors oversee our process for identifying director nominees and review the qualifications of such nominees.

As of December 31, 2024, one Board seat was vacant, and three (3) of the six (6) Board members are affiliated with PEWC. We rely on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present ("executive sessions"). Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our management occasionally join such meetings in the interest of communicating management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.
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
Financial or corporate governance issues at PEWC may affect PEWC’s attention to and actions with respect to APWC, including with respect to its performance of its obligations under, or increase uncertainty regarding its ability to perform its obligations under, the Composite Services Agreement between APWC and PEWC. (See “Item 3.D. Risk Factors: Risks Related to Our Business: PEWC may not perform its obligations under the Composite Services Agreement.” and “Item 10.C. Material Contracts” for a description of the Composite Services Agreement.).
Potential conflict of certain officers and directors could adversely affect our corporate governance.
APWC has three independent directors. As of December 31, 2024, there were three additional members of our Board, all of whom are also directors or officers of, or otherwise affiliated with, PEWC. Certain of APWC’s officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of APWC’s officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which our Company and PEWC or one of its affiliates have competing interests, and in the performance by APWC and PEWC of their respective obligations under existing agreements, including the Composite Services Agreement. In addition, some of these persons devote time to the business and affairs of PEWC and its affiliates, which could reduce the amount of time available for overseeing or managing our Company’s business and affairs.
If we lose control of Charoong Thai, Charoong Thai’s financial results would not be consolidated with ours.
As of December 31, 2024, our Company effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”). While our Company holds preemptive rights that would permit it to maintain majority ownership of CTW, there may be circumstances under which our Company cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and our Company decided not to, or was not in a position to, fund or finance its participation in the offering, the ownership interest of our Company in Charoong Thai could fall below a level necessary for consolidated treatment, and our Company may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of our Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, our Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which could materially adversely affect our Company and the value of the Common Shares.

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
Government policies on international trade and investment such as import quotas, tariffs, and capital controls, whether adopted by individual governments or addressed by regional trade blocs, can affect the demand for our products and services and those of our customers and impact the competitive position of our products or services or those of our customers. For example, the business of our customers in China may be adversely impacted by the continuing trade friction between the United States and China. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, including, but not limited to, new trade disputes between the U.S., Mexico and Canada, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, and our suppliers, which in turn could materially adversely impact our business, financial condition and results of operations.
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
On March 6, 2024, the SEC adopted "The Enhancement and Standardization of Climate-Related Disclosures for Investors" rule effective May 28, 2024 which required registrants to provide certain climate-related information in their registration statements and annual reports (the "Climate Final Rules") and added a new section Item. 3.E. “Climate-related disclosures” to Form 20-F. Compliance was phased in for non-accelerated filers, such as APWC, beginning in fiscal year 2027 and APWC began assessing the requirements imposed by the Climate Final Rules, affects on its operations and associated costs of compliance. Several legal challenges to the Climate Final Rules were filed and consolidated in the U.S. Court of Appeals for the Eighth Circuit (the "Court") and on April 4, 2024 the SEC published its "Order Issuing Stay" which paused compliance pending the completion of judicial review of the legal challenges.

On February 11, 2025, the SEC's Acting Chairman issued a statement questioning the authority for, need for, and evaluation of the cost and benefits of the Climate Final Rules, and indicated that legal briefs filed by the SEC in the referenced litigation did not reflect current Commission views. In a letter of same date from staff legal counsel to the Court, attaching a copy of the statement, the SEC advised the Court that the statement directed them to “notify the Court of the changed circumstances and request that the Court not schedule the case for argument to provide time for the Commission to deliberate and determine the appropriate next steps in these cases.” On March 27, 2025, the Commission voted to end its defense of the Climate Final Rules. Following the vote, by letter of same date, staff legal counsel notified the Court that the Commission determined it wishes to withdraw its defense of the Climate Final Rules, and because Commission counsel is no longer authorized to advance the arguments in the Commission's legal briefs previously filed with the Court, the Commission yields any oral argument time back to the Court. As a result of these developments, future implementation of the Climate Final Rules and its disclosure requirements is uncertain. APWC continues to monitor regulatory developments and will assess the impact of any changes on its disclosure obligations and compliance efforts.
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

Item 4:    INFORMATION ON THE COMPANY
4.A.    History and Development of the Company
Asia Pacific Wire & Cable Corporation Limited was incorporated on September 19, 1996 as a Bermuda exempted company limited by shares under the Bermuda Companies Act 1981, as amended (the "Companies Act"). The address of APWC’s principal office is Room B, 15th Floor, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, and its telephone number is +886 2-27122558. APWC's registered agent (and agent for service of process) in the United States is Pacific Holdings Group, located at 2901 Dallas Parkway, Suite 360, Plano, Texas 75093.
Principal capital expenditures consisted of purchases of property, plant and equipment totaling $4.2 million in 2024, $4.3 million in 2023 and $3.7 million in 2022, mostly for the purchase of production machinery and equipment in North Asia in 2024.
In 2025, we expect our business’ principal capital expenditures to include the purchase of new equipment to expand production capacity in Australia and Thailand. We expect total capital expenditures in 2025 to be $0.7 million based on current assumptions, although this number could change based on market conditions and other relevant factors. Our Company intends to pay for these expenditures with funds generated from its operations.
Our Company’s present plans also include the development of an alternative energy business in Taiwan by availing itself of new tax-driven development incentives provided by the Taiwan government for the expansion of “green” energy alternatives. This project remains at a development-stage and has not generated any revenues to date.
Our website is located at www.apwcc.com. The information contained or linked to on our website is not included in, or incorporated by reference into this Annual Report. Our filings with the SEC, including reports, proxy and information statements, and other information regarding us that is filed electronically with the SEC are available on the SEC’s website at www.sec.gov.

4.B.    Business Overview
Our Company’s Operations and Principal Activities
APWC is a holding company that operates its business through operating subsidiaries. Through our subsidiaries, our Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, PRC, Hong Kong and certain other markets in the Asia Pacific region. Our Company also provides project engineering services in supply, delivery and installation of power cable ("SDI"). Our Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, wire and cable dealers and factories.
Although the Company has not operated in or distributed its products to the Americas, it is now evaluating the possibility of expanding its business into those markets, and the nature of any such expansion, be it through investing in a production base, partnering with established third-parties, or other means. We are also exploring additions to our core business and product lines, including wire and cable whose specifications require oxygen-free copper or oxygen-free high thermal conductivity copper, and new lines of business for solar panels and energy storage systems, such as the vanadium redox flow battery. As this evaluation process is still early stage, further elaboration is premature.
APWC has no direct business operations other than its direct and indirect ownership of the capital stock of its subsidiaries and equity investee holdings. Although APWC has not paid a dividend to holders of our Common Shares since 2019, APWC’s ability to pay any dividends in the future, as well as to meet its other obligations and to fund operations, depends upon the amount of distributions, if any, received from its direct and indirect operating subsidiaries and other holdings and investments. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other hard currency and other regulatory restrictions applicable to the countries in which our subsidiaries are formed and conduct their business. (See "Item 3.D. Risk Factors: Risks Related to our Financial Activities” and “Item 3.D. Risk Factors: Risks Related to the Regions in Which We Operate” for further discussion.)
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

Year ended December 31, 2024	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	70,947	158,445	229,392
Enamel	68,980	82,333	—	151,312
SDI	3,501	—	59,887	63,388
Others*	127	19,513	8,939	28,579
	72,608	172,793	227,271	472,672
*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2023	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	9	80,564	140,501	221,074
Enamel	55,959	79,510	1,972	137,441
SDI	2,667	—	55,028	57,695
Others*	14	6,851	2,697	9,562
	58,649	166,925	200,198	425,772
*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments Consolidated
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	92	46,340	135,739	182,171
Enamel	76,002	102,122	—	178,124
SDI	1,209	—	44,722	45,931
Others*	26	23,379	4,262	27,667
	77,329	171,841	184,723	433,893
*includes revenues from fabrication service contracts and the sale of other wire and cable products.
The following chart sets forth the organizational structure, as of December 31, 2024, of APWC and its principal subsidiaries, and indicates the percentage ownership or voting power of each entity. The location of the headquarters of each company is indicated in parentheses above the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

In Thailand, APWC has the following subsidiaries:
•Charoong Thai Wire & Cable Public Co. Ltd. ("Charoong Thai"), a public company listed in Thailand that is majority owned by APWC.
•Charoong Thai owns three principal subsidiaries in Thailand, namely Siam Pacific Electric Wire & Cable Co. Ltd. ("Siam Pacific"), Double D Cable Co. Ltd., and Siam Fiber Optics Co. Ltd.
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
In North Asia, APWC has four principal subsidiaries:
•Crown Century Holdings Ltd. ("Crown Century"), which is a registered Hong Kong company majority owned by APWC,
•Shanghai Yayang Electric Co., Ltd. ("Shanghai Yayang"), a PRC company that is majority owned by Charoong Thai,
•Pacific Electric Wire and Cable (Shenzhen) Co. Ltd. ("PEWSC"), a PRC company wholly owned by Crown Century, and
•Ningbo Pacific Cable Co., Ltd. ("Ningbo", collectively with PEWSC and Shanghai Yayang, the "PRC Subsidiaries"), a PRC company wholly owned by Crown Century.
Our Company produces and sells enameled wires in China. Our Company generally sells enameled wires directly to manufacturers of electric motors for use in various consumer appliances. PEWSC manufactures enameled wires for electric, video and audio products for the South China market. Shanghai Yayang ceased production in 2019 and transitioned its business model to product sales and distribution, primarily serving its East China customers engaged in the manufacture of transformers, motors, electric vehicles, and coils; and now expanding into opportunities marketing new energy storage systems. On December 18, 2024, an agreement was entered into to sell the buildings and land use rights at Shanghai Yayang. Closing of the agreement is subject to several conditions, including the completion of environmental testing of soil and water quality and the obtainment of required government approvals. Ningbo is currently a dormant entity. Our Company continues to indirectly own the equity of Ningbo, which still holds its government-granted business license. Our Company has disposed of all of the buildings and all of the equipment and the land use rights for the property where Ningbo’s operations had been situated.
In the ROW, APWC has three principal subsidiaries:
•Sigma Cable Company Pte. Ltd. ("Sigma Cable"), a Singapore entity that is majority owned by APWC,
•Epan Industries Pte. Ltd., a Singapore company that is wholly owned by Sigma Cable, and
•Australia Pacific Electric Cable Pty. Ltd. ("APEC"), an Australian company majority owned by APWC through its ownership in Crown Century and Sigma Cable.
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
In addition to these principal subsidiaries in our reportable segments, in Taipei City on October 26, 2018 we established Asia Pacific New Energy Co. Ltd. ("APNEC"), a Taiwanese company, for a new renewable energy business. APNEC seeks to develop an alternative energy business in Taiwan by availing itself of incentives provided by the Taiwan energy authority for the expansion of “green” energy alternatives. On December 15, 2022, APWC increased its investment in APNEC in the form of a capital injection of $3.9 million (or NT$120 million).  The purpose was to fund the fishery solar farm and on-train communication system integration projects. These projects remain at a development-stage and APNEC has not generated material revenue to date.
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
APWC’s operating subsidiaries are also responsible for sales planning, marketing strategy and customer liaison. Our Company’s sales staff are knowledgeable about our Company’s products and also render technical assistance, consulting services and repair and maintenance services to our Company’s customers. Our Company sales are conducted through our sales staff, who are located at and employed by APWC’s operating subsidiaries. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance. Our Company does not conduct sales through independent sales agents on a commission basis.
Payment methods for our Company’s products vary by markets and customers. The majority of sales by our Company require payment within 90 days of product delivery, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender or sales to governmental or public utilities are conducted in accordance with the tender or other applicable regulations. In connection with SDI products, our Company is required to pay PEWC 100% of the cost of the products within 75 days from the date of invoice. In connection with a purchase of copper rod, our Company is required to pay PEWC the cost of the copper rod within 75 days of receipt of the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither APWC nor its operating subsidiaries offer financing for purchases of our Company’s products.

Products are marketed under the respective names of the operating subsidiaries in each geographic region. For instance, products manufactured by Siam Pacific are marketed under the “Siam Pacific” trade name. Products manufactured by Sigma Cable are sold under the “Sigma Cable” brand.
Products and Services
Across our Company’s three reporting segments, our Company manufactures and sells a wide variety of wire and cable products in primarily three general categories: enameled wire, power cable, and telecommunications cable. Our Company’s enameled wires are used in the manufacturing of components and sub-components of a number of household appliances and small machinery. Our Company’s telecommunications and power cables are used in a range of infrastructure projects and in commercial and residential developments. In Singapore, our Company acts as a distributor of wire and cable products manufactured by PEWC, and also offers SDI project engineering services of medium and high voltage cables for power transmission projects.
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
Telecommunications Cable
Our Company produces a wide range of bundled telecommunications cables for telephone and data transmissions with different capacities and insulation designed for use in various internal and external environments. The principal use of these cables is as access cables to connect buildings and residents to trunk cables. Telecommunications cables produced by our Company include copper-based and fiber optic cables.
Production of copper-based telecommunications cables begins by drawing a copper rod until it has reached the desired diameter, after which the drawn wires are subjected to a process called “annealing” in which the wires are heated in order to make the wires softer and more pliable. Utilizing an extrusion process, which involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire, the wires are then covered by a polyethylene ("PE") or PVC compound and foam skin, suitable for different installations and environmental conditions. In order to reduce the cross-talk between pairs of communication wires, the insulated wires are then “twinned” or twisted so that two insulated single wires are combined to create a color-coded twisted pair. The twisted pairs of wires are then “cabled” or “stranded” into units of 25 twisted pairs for combination with other 25 pair units to form cable of various widths and capacities. The appropriate number of units is cabled together after stranding to form a round cable core. Depending upon the planned environment, a petroleum jelly compound may then be added to fill the cable core to seal out moisture and water vapor. Aluminum or copper tape is used to “shield” the cables and, finally, the shielded cable core is covered by plastic outer sheathing. Our Company manufactures telecommunications cables with capacities and sizes ranging from 25 to 3,000 pairs of 0.4 mm-diameter wires to 10 to 600 pairs of 0.9 mm-diameter wires.
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
Our Company purchases copper in the form of rods and cathodes. Copper cathodes are thin sheets of copper purified from copper ore. Copper rods are drawn into copper wires for the production of enameled wires, power cables and telecommunications cables. Copper purchased by our Company in the form of cathodes must be sent to subcontractors to be melted and cast into the copper rods necessary for the manufacturing processes. For example, our Company’s operating subsidiaries in Thailand may import copper cathodes and utilize services from their business partners, including Thai Metal Processing Co., Ltd. to process the copper cathodes.

Our Company’s key suppliers include Glencore International AG. (Switzerland), Jiangxi Copper Corporation Limited (China), Alpha Industries Sdn Bhd (Malaysia), Mitsubishi Corporation RtM International Pte (Singapore), Marubeni Corporation (Japan), and Fujian Shanghang Sun Copper Co., Ltd. (China). Our Company attempts to maintain a few weeks supply of copper rods and cathodes for its operations. Our Company has regularly signed one-year contracts with each of its copper suppliers, pursuant to which our Company agrees to purchase a set quantity of copper each month. Under the terms of such contracts, the price of copper is typically pegged to the monthly average of the spot price of copper on the LME for the delivery month (M-0), or 1 month before delivery month (M-1) plus a premium. Our Company has not had and does not anticipate any material supply interruption or difficulty in obtaining a sufficient supply of copper rod or cathode, although delays in shipping could increase copper acquisition costs. Our Company anticipates that its copper suppliers will be capable of providing an adequate supply of copper to meet our Company’s requirements and our Company does not anticipate any change in relations with its copper suppliers in the near term. These assessments could change as financial markets and suppliers react to recent tariffs and trade disputes initiated by the United States.. (See "Item 3.D. Risk Factors: Risks Related to Our Business: The ability of suppliers to deliver raw materials, parts and components and energy resources could affect our Company’s ability to manufacture products without disruption and in turn negatively affect our operations.")
Our Company has historically purchased a small portion of its copper rods from PEWC. Under the Composite Services Agreement, PEWC has agreed to supply our Company on a priority basis with our copper rod requirements at prices at least as favorable as prices charged to other purchasers in the same markets purchasing similar quantities. Our Company has diversified its copper purchases from among a number of preferred copper suppliers to ensure that our Company receives the most advantageous pricing on its copper purchases. In 2024, our Company did not purchase any copper rods from PEWC.

Other raw materials used by our Company include aluminum, which is used as a conductor in power cables and petroleum-based insulation materials such as PE, PVC and jelly compounds for insulating covers on cables and varnishes on enameled wires; aluminum foils for sheathing of communication cables; and galvanized steel wires for the production of armored wires. Our Company has not had and does not anticipate any difficulty in maintaining adequate supplies of these raw materials and expects to continue to be able to purchase such raw materials at prevailing market prices. Other than import tariffs in Thailand, our Company does not face any restriction or control on the purchase or import of its raw materials. Our Company may freely choose its suppliers and negotiate the price and quantity of material with its suppliers. Our Company formulates consumption plans for raw materials regularly and continually monitors market conditions in respect of the supply, price and quality of raw materials. We will closely monitor the impact on the raw materials we acquire, if any, from tariffs and trade disputes, including those arising from the economic policies of the newly elected administrations and leadership in the United States, Mexico and Canada.
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
All of our Company’s principal operating entities have attained International Organization for Standardization ("ISO") 9001 certification for quality management and assurance standards in the manufacture of electric wires and cables and have maintained that certification for at least the last ten years. These certifications mean that these entities have in place quality assurance systems and the capability to consistently manufacture products of quality.

Competition
The wire and cable industry in the Asia Pacific region is highly competitive and our Company competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our Company’s markets have substantially greater manufacturing, sales, research and financial resources than us. Our Company and other wire and cable producers primarily compete on the basis of product quality and performance, reliability of supply, customer service, and price.
North Asia

PEWSC manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products in the south China market. It supplies mainly to transformer, motor and coil manufacturers. It faces competition principally from overseas imports and local manufacturers. The 2018 imposition of tariffs on Chinese exports by the U.S. had little impact on the Company. Companies that were most affected by the ensuing trade war implemented countermeasures such as moving production lines to Southeast Asia and other places exempted from the 2018 tariffs, thereby minimizing the impact. The effectiveness of the tariffs announced by the U.S. in 2025 designed to address those countermeasures and how they may affect our business is uncertain at this time.
After selling its production facilities, Shanghai Yayang transitioned its business model to product sales and distribution, primarily serving its East China customers engaged in the manufacture of transformers, motors, electric vehicles, and coils; and now expanding into opportunities marketing new energy storage systems. Competition comes from China based manufacturers and overseas imports.
Thailand
The wire and cable industry in Thailand is highly competitive. In its various product lines, our Company competes with approximately thirty local wire and cable manufacturers and, to a lesser extent with foreign producers, for sales of power cables, enameled wires, and telecommunications cables. Our Company is one of the five largest producers in the Thai market. Governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers. Our Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.
ROW
Although we believe that Sigma Cable is one of the major suppliers of power cable products in Singapore based on available data, it is subject to significant competition from producers within the region. There are no tariff or other barriers against foreign competition in the local Singapore market, and potential competitors are free to enter the industry. The challenges faced by Sigma Cable in 2023 due to intensified competition from other manufacturers seeking a larger share of the Singaporean market remain relevant in 2024.
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

Australia was exempted from the 2018 U.S. tariffs imposed on steel and aluminum, so there was minimal impact on APEC. As the reforms proposed by the U.S. in 2025 are implemented (See "Item 3.D. Risk Factors: Risks Related To Our Business: Geopolitics and Tariffs."), potential effects on the cables market include a weaker dollar, stock market volatility, and rising construction costs, thereby reducing demand and profit margins; and China based competitors redistributing excess products from affected distribution locations to Australia, resulting in oversupply and lower prices.

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
4.C.    Organizational Structure
Please refer to above Item 4.B. Business Overview.
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
Sigma Cable produces power cables at a 19,373 square meter facility in Singapore leased from the Jurong Town Corporation ("JTC") under a 30 year lease running from September 16, 2000 to September 16, 2030. JTC is a government-linked corporation and is Singapore’s largest industrial landlord. Building assets are pledged to United Overseas Bank.
APEC owns a 6,735 square meter power cable manufacturing facility situated on an owned 39,000 square meter land parcel in Brisbane, Australia. The manufacturing facility and land are pledged as security for a bank loan facility issued to APEC.
Shanghai Yayang is engaged in the business of product sales and distribution, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. Although no assets at this former production facility are presently encumbered, on December 18, 2024 an agreement was entered into to sell the buildings and land use rights, with closing of the agreement subject to several conditions precedent.
PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land was granted for 49 years expiring on July 5, 2046. The land and building are pledged to Agricultural Bank of China as security for a $14.3 million unused bank facilities. The loan agreements were renewed for one year and are set to expire in May 2025.
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
Not applicable.
Item 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A.    Operating Results
The following discussion should be read in conjunction with the information contained in our audited consolidated financial statements and notes thereto (the "Financial Statements") referenced in Item 18. The Financial Statements are prepared in accordance with International Financial Reporting Standard ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A summary of material accounting policies are set out in Note 3 of the Financial Statements.
Selected Operating Data
Results are analyzed and reported along the lines of our three principal business segments, consisting of the North Asia, Thailand, and ROW regions. Included in the summary table below are certain results within our three business segments with regard to net sales, operating profit, and operating profit margin for the designated periods.

Operating Results

	For the year ended December 31,
	2024	2023	2022
	(US$’000 except for percentages)
Net Sales:
North Asia region	$72,608	$58,649	$77,329
Thailand region	172,793	166,925	171,841
ROW region	227,271	200,198	184,723
Total	$472,672	$425,772	$433,893
Operating profit/(loss):
North Asia region	$(445)	$1,794	$241
Thailand region	7,134	(2,119)	2,636
ROW region	5,197	8,628	7,768
Corporate expenses & adjustments	(1,878)	(6,755)	(2,578)
Total operating (loss)/profit	$10,008	$1,548	$8,067
Operating profit/(loss) margin:
North Asia region	(0.61)%	3.06%	0.31%
Thailand region	4.13%	(1.27)%	1.53%
ROW region	2.29%	4.31%	4.21%

As of December 31, 2024, APWC is approximately 80.96% beneficially owned and controlled by PEWC, with the remaining approximately 19.04% of the issued and outstanding Common Shares being publicly-traded in the United States and listed on Nasdaq. Based upon a review of Schedule 13D and 13G filings made with the SEC by shareholders, and a review of the share register maintained by APWC’s transfer agents in Bermuda and the U.S., we are not aware of any shareholders residing in the jurisdictions where our Company has business operations. While our Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where our Company operates, that impact is not a function of APWC’s shareholder base. Inflation has, and may continue to, increase the cost of raw materials and operating expenses for our Company. If inflationary pressure persists, we may not be able to maintain our operating margins even if we raise the price of our products.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

	For the Year Ended December 31,
	2024	2023	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$472,672	$425,772	$46,900	11.0
Costs of sales	(437,577)	(395,545)	(42,032)	10.6
Gross profit	35,095	30,227	4,868	16.1
Other operating income	1,365	433	932	215.2
Selling, general and administrative, research and development expenses	(25,855)	(24,472)	(1,383)	5.7
Other operating expenses	(12)	—	(12)	100.0
Net impairment loss on financial and contract assets	(585)	(4,640)	4,055	(87.4)
Operating profit	10,008	1,548	8,460	546.5
Finance costs	(2,304)	(2,527)	223	(8.8)
Finance income	208	205	3	1.5
Share of loss of associates	(2)	(2)	—	—
Exchange gain	823	679	144	21.2
Other income	878	570	308	54.0
Other expense	(234)	(9)	(225)	2500.0
Profit before tax	9,377	464	8,913	1920.9
Income taxes expense	(2,809)	(162)	(2,647)	1634.0
Profit for the year	6,568	302	6,266	2074.8
Attributable to:
Equity holders of APWC	3,486	3,867	(381)	(9.9)
Non-controlling interests	3,082	(3,565)	6,647	(186.5)

General
Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including impacts from ongoing U.S.-China trade disputes, geopolitical trade and tariff tensions, currency stability in the countries in which our operations are located, competition, and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2024 and 2023.
In order to minimize the impact of copper price fluctuations, we attempt to “peg” the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible.  In certain circumstances, however, we remain affected by fluctuations in the price of copper. A rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.

Average copper prices per metric ton increased by 7.79% from $8,483 in 2023 to $9,143 in 2024 (annual average). Copper prices indicated in this Annual Report are quoted from the index published by the LME. The 2024 and 2023 average copper prices were as follows:

		2024	2023
Average LME copper price ($/Ton)	Q1	8,443	8,929
	Q2	9,750	8,478
	Q3	9,203	8,355
	Q4	9,177	8,169
	Year	9,143	8,483
The average copper price in February 2025 on the LME was $9,329 per ton.
Revenue
Revenue from the North Asia region increased by $14.0 million, or 24%, from $58.6 million in 2023 to $72.6 million in 2024, attributed to a rise in copper prices, an increase in the number of new customers, and the commencement of the production of rectangular wire, and wires for drone motors.
Revenue from the Thailand region increased by $5.9 million, or 4%, from $166.9 million in 2023 to $172.8 million in 2024. This growth was mainly driven by higher sales of power cables and fabrication services, with significant contributions from government projects and contracts with state-owned enterprises. Also contributing to the revenue increase was the rise in copper prices.
Revenue from the ROW region increased by $27.1 million, or 14%, from $200.2 million in 2023 to $227.3 million in 2024. Of this increase, $5.0 million, or 18%, resulted from strong demand in the construction sector in Australia, and $22.1 million, or 82%, to the completion of public sector projects in Singapore.
Gross Profit
Gross Profit increased $4.9 million, or 16%, from $30.2 million in 2023 to $35.1 million in 2024. The gross profit margin was 7.4% in 2024 compared to 7.1% in 2023. The increase in gross profit margin was largely due to enhanced profitability in the public sector in the Thailand region.
Operating Profit
Operating profit for 2024 was $10.0 million; an increase of $8.5 million, or 546.5%, from $1.5 million in 2023.
The operating profit margin of the North Asia region decreased from 3.06% in 2023 to (0.61)% in 2024. This decrease was primarily due to the reversal of previously recognized provisions for employee benefits and pensions in 2023, as well as increased research costs in 2024 related to advancing technical knowledge and understanding of flat wire.
The operating profit margin of the Thailand region increased from (1.27)% in 2023 to 4.13% in 2024. This positive shift was largely due to enhanced profitability in the public sector.
The operating profit margin of the ROW region decreased from 4.31% in 2023 to 2.29% in 2024, mainly due to Singapore’s reversal of a US$2.1 million onerous contract provision in 2023 after completing the delivery.
Furthermore, the impairment loss on financial and contract assets decreased from $4.6 million in 2023 to $0.6 million in 2024. The decrease was due to the decreased loss allowance provided for the delinquent accounts.

Finance Cost
Finance costs consist mainly of interest on bank loans and borrowings. Interest costs decreased by $0.2 million, or 9%, from $2.5 million in 2023 to $2.3 million in 2024. Interest-bearing loans and borrowings decreased to $29.0 million in 2024 compared to $53.7 million in 2023. The decreases were due to loan repayments in 2024.

Finance Income
Our finance income consists of interest earned on bank deposits. Interest income were $0.2 million in both 2023 and 2024.
Share of Loss of Associates
Our share of loss remained consistent in 2024 compared to that of 2023. This was primarily due to the loss that our Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.
Exchange Gain
The exchange gain in 2024 increased by $0.1 million, from $0.7 million in 2023 to $0.8 million in 2024, primarily due to the appreciation of the Thai Baht against the US dollar, resulting from payments of USD-denominated accounts payable. The exchange rates on December 31, 2024 and 2023, based on the Noon Buying Rate, are listed below. Note that the table is provided for trend comparison only and does not reflect the actual exchange rates at which transactions occurred.

	As of December 31,
	2024	2023
Foreign currency to US$1:
Thai Baht	34.32	34.35
Singapore $	1.366	1.319
Australian $	1.617	1.465
Chinese RMB	7.299	7.100
Source: U.S. Federal Reserve Board, Statistical Release, Foreign Exchange Rates - H.10 - Country Data; from the website of the Board of Governors of the Federal Reserve System at www.federalreserve.gov.
Income taxes
Income tax expense was $2.8 million in 2024, compared to $0.2 million in 2023. The increase in income tax expense was due to decreased deferred tax assets resulting from net operating losses from prior years recognized by CTW in 2024.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

	For the Year Ended December 31,
	2023	2022	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$425,772	$433,893	$(8,121)	(1.9)
Costs of sales	(395,545)	(401,363)	5,818	(1.4)
Gross profit	30,227	32,530	(2,303)	(7.1)
Other operating income	433	1,026	(593)	(57.8)
Selling, general and administrative expenses	(24,472)	(24,978)	506	(2.0)
Other operating expenses	—	(3)	3	(100.0)
Net impairment loss on financial and contract assets	(4,640)	(508)	(4,132)	813.4
Operating (loss)/profit	1,548	8,067	(6,519)	(80.8)
Finance costs	(2,527)	(1,650)	(877)	53.2
Finance income	205	120	85	70.8
Share of loss of associates	(2)	(1)	(1)	100.0
Exchange gain/(loss)	679	143	536	374.8
Other income	570	889	(319)	(35.9)
Other expense	(9)	(3)	(6)	200.0
Profit before tax	464	7,565	(7,101)	(93.9)
Income taxes expense	(162)	(2,808)	2,646	(94.2)
Profit/(loss) for the year	302	4,757	(4,455)	(93.7)
Attributable to:
Equity holders of APWC	3,867	3,874	(7)	(0.2)
Non-controlling interests	(3,565)	883	(4,448)	(503.7)
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
In order to minimize the impact of copper price fluctuations, we attempt to “peg” the prices of our products to the prevailing market price of copper and pass changes in the cost of copper through to customers as much as possible.  In certain circumstances, however, we remain affected by fluctuations in the price of copper. At rise or decline in copper prices may not be fully reflected under this pricing scheme for several months.

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
Revenue from the Thailand region decreased by $4.9 million, or 3%, from $171.8 million in 2022 to $166.9 million in 2023.The decrease was due to the decrease in government spending on infrastructure and delay in government projects.
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
The operating profit margin of the North Asia region increased from 0.31% in 2022 to 3.06% in 2023. The increase in operating profit was the result of the increase in the manufacturing productivity, or overall equipment effectiveness, which lowered the cost of our products.
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
Exchange Gain/(Loss)
The exchange gain of 2023 was primarily attributable to the depreciation of Thai Baht. The exchange rates on December 31, 2023 and 2022 are listed below, based on the Noon Buying Rate. Note that they do not reflect the exchange rates at which transactions actually took place.

	As of December 31,
	2023	2022
Foreign currency to US$1:
Thai Baht	34.35	34.59
Singapore $	1.319	1.340
Australian $	1.465	1.470
Chinese RMB	7.100	6.897
Source: U.S. Federal Reserve Board, Statistical Release, Foreign Exchange Rates - H.10 - Country Data; from the website of the Board of Governors of the Federal Reserve System at www.federalreserve.gov.
Income taxes
Income tax expense was $0.2 million in 2023, compared to $2.8 million in 2022. The decrease in income tax expense was due to increased deferred tax assets resulting from net operating losses from prior years recognized by SCC in 2023.
5.B.    Liquidity and Capital Resources
As of December 31, 2024, we had $34 million in cash and cash equivalents, primarily in bank accounts and cash on hand. The majority of this cash and cash equivalents was held at our operating subsidiaries in Thai Baht, U.S. dollars, and Chinese RMB. Our current sources of cash are our cash on hand, cash generated by our operations, and our credit facilities. Our liquidity is primarily utilized for the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.
We maintain several revolving working capital and overdraft credit facilities with various commercial bank groups and financial institutions (the "Facilities"). As of December 31, 2024, the total amount of the Facilities was approximately $273.5 million and the unused amount of the Facilities was approximately $192.7 million (taking into account letters of credit issued thereunder). The Facilities do not have termination dates but are reviewed annually for renewal. There is no seasonality to our Company’s borrowing. For details of our Company’s bank loans and borrowings, see Note 11(b) to our Financial Statements. As of December 31, 2024, interest for a majority of the short-term loans and borrowings was calculated on a variable, while the long-term bank loans were fixed rate loans.
Except for foreign currency forward contracts, our Company did not use other derivatives to hedge financial risks in 2024. Please refer to Note 11(c) and Note 28 of our Financial Statements for information about management of financial risks.

In February 2022, we completed a rights offering in which we received gross proceeds of approximately $8.3 million before expenses, from the sale of 6,796,558 Common Shares. The net proceeds of the rights offering were used for general working capital and corporate purposes. The Company’s controlling shareholder, PEWC, and two of its subsidiaries collectively purchased 6,259,924 Common Shares which included an exercise of over-subscription rights. (See "Item 10.A. Share Capital" and "Item 7.A. Major Shareholders" for additional information regarding the rights offering and the Common Shares acquired by PEWC and its subsidiaries.)
APWC has no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. As a holding company, APWC’s ability to pay dividends, as well as to meet its other obligations such as holding company needs, depends mainly upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments.
The working capital and capital expenditure needs of APWC’s operating subsidiaries are primarily funded through their own operations and borrowings from banks. APWC does not fund the operations or capital expenditure needs of its subsidiaries on an ordinary course basis. Nevertheless, APWC's Board may authorize contributions from time to time to its subsidiaries on an as-needed basis. APWC did not make any contributions to any of its subsidiaries during the years ended December 31, 2024, 2023, or 2022.
Of the $34 million in cash and cash equivalents we had on hand as of December 31, 2024, $1.1 million was held at APWC, and the remainder was held by our subsidiaries. APWC uses its cash position to pay operating expenses and other obligations. All Facilities are at the subsidiary level; APWC does not have any Facilities. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in their loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries, and by reason of the current cash requirements of its operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the timing of unrestricted distributions.
Net cash provided by operating activities in the year ended December 31, 2024 was $24.3 million, compared to $6.1 million of net cash used in operating activities in the year ended December 31, 2023. The decrease in cash used from operations was due to several factors, including increased net profit, and decreased contract assets, compared to 2023.
Net cash provided by operating activities in the year ended December 31, 2023 was $6.1 million, compared to $6.6 million of net cash used in operating activities in the year ended December 31, 2022.
Days of sales outstanding ("DSO") is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our DSO was 80 days in both 2024 and 2023.
In 2024, cash used in investing activities was $3.4 million compared to $4.9 million in 2023, with the decrease primarily attributable to decreased purchases of property, plant and equipment in 2024.
In 2023, cash used in investing activities was $4.9 million compared to $2.7 million in 2022, with the increase primarily attributable to increased purchases of property, plant and equipment in 2023.
Net cash outflows from financing activities were $24.3 million in 2024. The cash used in 2024 was primarily for repayment of borrowings.
Net cash outflows from financing activities were $5.5 million in 2023. The cash inflows in 2023 reflected a decrease in borrowings.

We have historically been able to satisfy our working capital needs through cash flow from operations. If we do not generate sufficient cash flow to meet our requirements, we will rely on external financing. At present, we believe that our current cash and cash equivalents, along with existing credit lines under our loan facilities, will be sufficient to fund our needs for at least the next twelve months. We are confident in our liquidity to meet anticipated working capital, capital expenditure, and general corporate requirements, as well as both short-term and long-term obligations as they come due.

Maintaining a strong liquidity position is especially critical in times of uncertainty. It provides financial flexibility, enabling us to meet short-term obligations, pursue strategic opportunities such as acquisitions or investments, and manage potential revenue declines or unexpected costs without relying on external financing. During periods of market turmoil, tighter credit conditions can make it more difficult to secure loans or raise capital, while volatile markets may lead to unpredictable revenue streams. A strong cash position enhances resilience and helps us navigate financial uncertainty. If our current and anticipated future sources of liquidity prove insufficient to support our business activities and requirements, we may seek additional equity or debt financing, including transactions with our principal shareholder.
The following table sets forth our Company’s contractual obligations as of December 31, 2024:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-5 years	More than 5 years
Interest-bearing loans and borrowings	$32,674	24,742	7,932	—
Lease obligations	2,140	762	1,231	147
Capital commitments relating to factory building improvements and acquisition of machinery	669	669	—	—
Purchase obligations for raw materials	148,309	148,309	—	—
	$183,792	174,482	9,163	147
Our Company has not entered into any transactions with any unconsolidated entity that provides financing, liquidity, market risk, or credit risk support, whereby our Company has financial guarantees or other contingent arrangements that expose our Company to material continuing risks, contingent liabilities, or any other obligation.
5.C.    Research and Development
Our Company does not currently conduct its own research and development. Under the Composite Services Agreement with PEWC, described herein, our Company benefits from research and development conducted by PEWC at minimal or no cost to our Company. Accordingly, our Company has not made material expenditures on or commitments to research and development since its formation.

However, our subsidiaries conduct research to enhance technical knowledge and understanding related to new products or improvements to existing products.
5.D.    Trend Information
We are not aware of any trend, commitment, event, or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:
•Uncertainty arising from the volatility in the cost of copper, our principal raw material.  The yearly average copper price per ton decreased from $8,814 in 2022 to $8,483 in 2023, and increased to $9,143 in 2024. Under our business model, our Company, like other companies in the industry, is affected by movements in the price of copper, our principal raw material. (See “Item 3.D. Risk Factors: Risks Relating to our Business: Significant volatility in copper prices could be detrimental to our Company's profitability.” for more information about the effects of movements in the price of copper on our Company.)
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
(See also “Item 11: Quantitative and Qualitative Disclosures About Market Risks”)

5.E.    Critical Accounting Estimates
The critical accounting judgements, estimates and assumptions and those that are most significant in connection with our financial statement policies are set out in Note 3.23 of our Financial Statements, prepared in accordance with IFRS as issued by the IASB.
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

Item 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.    Directors and Senior Management
APWC has one class of directors with each director entitled to one vote on any matter presented to the Board, and none of the directors possess any veto power over matters presented to the Board or any other special or enhanced voting rights. Board approval of any matter requires a simple majority assuming a quorum is present. APWC's Third Amended and Restated Bye-Laws ("Bye-Laws") provide that a quorum consists of a majority of the directors then in office.

All directors are subject to annual election by the shareholders of APWC. By resolution passed at APWC’s most recent annual general meeting of shareholders held on July 15, 2024 (the "2024 AGM"), the shareholders set the minimum number of directors at two (2) and the maximum number of directors at seven (7), and elected seven directors. Mr. George Sun subsequently resigned his director position effective November 30, 2024. As of December 31, 2024, APWC's Board was comprised of six (6) directors and one (1) vacancy. APWC's three independent directors are Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. The following table sets forth certain information concerning the current directors, each of whom was elected at the 2024 AGM and certain other officers of APWC.
Mr. Ivan Hsia, who served as Chief Financial Officer ("CFO") of APWC since 2013, resigned his position and left the Company in November 2024. On November 19, 2024, APWC announced that the Board appointed Mr. James Lu to the position of Deputy CFO, and directed Mr. Lu to serve as Acting CFO until such time as the CFO position is filled. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Ocorian Services (Bermuda) Limited.	N/A	Resident Assistant Secretary
Anson Chan	November 3, 1963	Independent Director, Audit Committee Chairman
Lambert L. Ding	October 12, 1959	Independent Director, Audit Committee Member
Yichin Lee	January 4, 1961	Independent Director, Audit Committee Member
David Sun	December 22, 1953	Director
Lee Gai Poo	February 28, 1957	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
James Lu	November 28, 1962	Acting Chief Financial Officer
Daphne Hsu	August 12, 1962	Financial Controller
Certain officers and directors of APWC are, or were, also officers or directors of PEWC and/or PEWC affiliates, as described below. A brief professional summary for each member of our Board and senior management is as follows:
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
Mr. James Lu was named Deputy CFO in November 2024 and currently serves as Acting CFO. During his 17 years at APWC, Mr. Lu has held several senior leadership roles including Senior Manager - Office of the Chief Financial Officer.

Ms. Daphne Hsu has been Financial Controller of APWC since March 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.
APWC's Common Shares currently trade on the Nasdaq Capital Market Tier. APWC utilizes Nasdaq's “controlled company exemption” that is available to issuers under the rules of Nasdaq as our Board is not composed of a majority of independent directors. The “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. As of December 31, 2024, PEWC owned and controlled, directly or indirectly, approximately 80.96% of the issued and outstanding Common Shares of APWC.
No service contracts exist between any officers or current directors and APWC, or any of its subsidiaries, providing for benefits upon termination of employment.
APWC has no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.    Compensation
The aggregate amount of compensation paid by us to all of APWC’s directors and members of its administrative, supervisory or management bodies ("Senior Management Members"), as a group, for services in all capacities during 2024 was approximately $2 million. The annual compensation of APWC’s directors and Senior Management Members on an individual basis for services in all capacities is not required to be disclosed under the laws of APWC's home country, Bermuda, and are not otherwise publicly disclosed by APWC.

In 2024, the fee payable to each independent director was $30,000 per year and the fee payable to each director who is a director or an executive officer of APWC or PEWC, or any of their respective affiliates, was $20,000 per year, together with, in each case, reimbursement of reasonable travel expenses for attendance at meetings of the Board or any of its committees.
No funds or provisions have been set aside or accrued by APWC or its subsidiaries to provide pension, retirement or similar benefits to directors or management, except for government mandated programs. No equity compensation, including options, is included as part of the compensation for directors or Senior Management Members.
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
The Audit Committee is composed of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert Ding, with Mr. Chan serving as the Chairman of the Audit Committee. The Audit Committee, as currently constituted, complies with the requirements of Regulation 10A-3 of the Exchange Act and the corporate governance requirements of Nasdaq.
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
The Compensation Committee is composed of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. The Compensation Committee may invite members of management to its meetings as it deems appropriate in order to participate and provide input in a non-voting capacity. However, the Compensation Committee meets regularly without members of management present and in no event is any officer present at a meeting of the Compensation Committee where their compensation or performance is discussed or determined.
6.D.    Employees
As of December 31, 2024, 2023, and 2022, our Company employed a total of 1,208, 1,210, and 1,207 employees, of which administrative and management personnel accounted for 14.8%, 15.5%, and 13.6%, respectively. The remainder were classified as production personnel, typically organized by two 12-hour shifts or three 8-hour shifts for continuous factory operations.
Our Company’s employees located in the Thailand, North Asia, and ROW regions in terms of percentage were respectively 62.4%, 19.8%, and 17.8% as of December 31, 2024; 63.6%, 18.6%, and 17.8% as of December 31, 2023; 65.0%, 18.4%, and16.6% as of December 31, 2022.
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
Our Company has several defined contribution plans covering its employees in Australia, the PRC, Singapore, Thailand, and Taiwan. Additionally, our Company has defined benefit plans in accordance with Thailand labor laws. Pursuant to these defined benefit plans, our Company pays a retiring employee at its Thai subsidiaries from one to twenty-six times such employee’s salary rate during his or her final month, depending on the length of service. During 2024, our Company’s total expenses under this labor law were $0.6 million. These defined benefit plans are not funded and the amount is recognized and included in Employee Benefit Liabilities on our Company’s balance sheet. Our Company settles its obligations as and when employees retire. The accumulated benefit obligations under these plans amounted to $7.3 million as at December 31, 2024. (See Note 22 of our Financial Statements for further information related to these employee benefit plans and liabilities.)
Approximately 12% of the employees of Sigma Cable are members of the United Workers of Electronics & Electrical Industries, an employees’ union in Singapore. Under the terms of a collective agreement signed in June 2003, our Company is required to negotiate salary and wage increases yearly. All other worker benefits and employment terms are included in the collective agreement. Our Company believes that approximately 100% of the employees of PEWSC are members of their company workers’ union. These unions generally operate in accordance with related labor regulations in China. Approximately 15% of the employees of APEC are members of the Australian Workers’ Union. None of the employees of APWC’s other operating subsidiaries are members of a union.
Our Company has never experienced a strike or other disruption due to a labor dispute. Our Company considers its employee relations to be satisfactory and has not experienced difficulty attracting and retaining qualified employees.
6.E.    Share Ownership
The Common Shares beneficially owned by the persons listed in “Item 6.B. Compensation” are disclosed in “Item 7.A. Major Shareholders”
No equity compensation, including options, is included as part of the compensation for directors or senior management.
6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.     Major Shareholders
As of December 31, 2024, there were 20,616,227 Common Shares issued and outstanding, and 11,100 treasury shares. In January 2022, APWC distributed, at no charge to its shareholders, non-transferable subscription rights to purchase additional Common Shares to all of its shareholders. This rights offering expired on January 31, 2022, and was oversubscribed. Pursuant to this rights offering, PEWC and its two subsidiaries that hold Common Shares, Moon View Ventures Limited ("Moon View") and Pacific Holdings Group ("Pacific Holdings"), acquired additional Common Shares as follows: (i) PEWC, which exercised 1,410,739 basic subscription rights at an investment of $846,443, was issued 693,806 additional Common Shares; (ii) Moon View, which exercised 7,661,235 basic subscription rights and exercised over-subscription rights for a total investment of approximately $5,975,389, was issued 4,897,859 additional Common Shares; and (iii) Pacific Holdings, which exercised 1,358,795 basic subscription rights at an investment of $815,277, was issued 668,259 additional Common Shares. As a result of this rights offering, APWC’s issued and outstanding shares increased from 13,819,669 to 20,616,227 shares, and PEWC’s aggregate ownership of our Common Shares increased from 10,430,769 to 16,690,693 shares, representing an increase in percentage ownership from 75.48% to 80.96%. While the remaining publicly traded Common Shares increased from 3,388,900 to 3,925,534 shares, the ownership percentage in APWC represented by such Common Shares decreased from 24.52% to 19.04%.
The following table sets forth certain information regarding beneficial ownership of the Common Shares as of February 28, 2025 by (i) all persons who are known to APWC to own beneficially more than five percent of the Common

Shares and (ii) APWC’s Senior Management Members and directors as a group. The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attached to the Common Shares below are the same as those attached to all other Common Shares.

Identity of Person or Group	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)	16,690,693	80.959%
Directors and Executive Officers (Senior Management Members) of APWC	246,541	1.196%
_____________________________
(1)PEWC beneficially owns 2,104,545 shares directly and the remaining shares indirectly, as a result of (i) PEWC's control of its wholly-owned subsidiary Moon View, which owns of record 12,559,094 Common Shares and (ii) PEWC's control of its indirect wholly-owned subsidiary Pacific Holdings, which owns of record 2,027,054 Common Shares.
Based upon a review of the records of APWC’s U.S. transfer agent, including a list of non-objecting beneficial holders, as of December 31, 2024, APWC believes there are more than 400 record holders in the United States, representing approximately 18% of the Common Shares outstanding as of such date, although that constitutes only APWC’s best estimate of the number of U.S. beneficial holders.
7.B.    Related Party Transactions
Our Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region.  These transactions are governed by the Composite Services Agreement dated November 7, 1996 between APWC and PEWC, which we have renewed annually, at our option. The Composite Services Agreement contains provisions that define the relationship and the conduct of the respective businesses of our Company and PEWC and confers certain preferential benefits on our Company. (See “Item 10.C. Material Contracts” for more details of the Composite Services Agreement.)
Under the terms of the Composite Services Agreement, our Company pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to our Company’s operating units. The assigned managers assist our Company in implementing the results of certain research and development conducted by PEWC and made available by PEWC to our Company under the terms of the Composite Services Agreement. The assigned managers also assist our Company in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The annual management fee was approximately $179 in 2024, $205 in 2023 and $153 in 2022.
To the extent that transactions occur in the future between our Company and PEWC, or affiliates of PEWC, other than under the Composite Services Agreement, such transactions will be entered into on an arm’s length basis on terms no less favorable than those available from unaffiliated third parties.
Please refer to Note 25 of our Financial Statements for additional information regarding related party transactions and balances as of December 31, 2024.
Item 8:    FINANCIAL INFORMATION
8.A.    Consolidated Statements and Other Financial Information
Consolidated Statements
See Item 18: Financial Statements.
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
While our Board approved a dividend policy in 2016 with the stated goal of paying annual cash dividends of at least 25% of APWC’s net post-tax audited consolidated profits attributable to shareholders, our Board determined not to pay a dividend since 2019, taking into account our Company’s funding needs and business performance. At this time, we do not anticipate paying any dividends, or otherwise making any distributions or transfers, to our shareholders in 2025.
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
8.B.    Significant Changes
Please see Note 30 (Subsequent Events) of our Financial Statements for information on recent material events and the declaration of a cash dividend by Charoong Thai. There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2024 that have not been described herein or in such Note 30.
Item 9:    THE OFFER AND LISTING
The Common Shares currently trade on the Nasdaq Capital Market Tier under the trading symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.
Item 10:    ADDITIONAL INFORMATION
10.A.    Share Capital
APWC’s authorized share capital is $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share, and as of December 31, 2024, there were 20,627,327 Common Shares issued, with 20,616,227 Common Shares issued and outstanding and 11,100 Common Shares held in treasury.
On January 14, 2022, APWC distributed, at no charge to the holders of its Common Shares, subscription rights to purchase additional Common Shares.  The subscription rights were issued to holders of Common Shares as of 5:00 p.m., Eastern Standard Time, on January 7, 2022, the record date for the rights offering, at a ratio of one subscription right per Common Share.  Each subscription right entitled its holder to invest $0.60 towards the purchase of Common Shares at a price per share equal to the subscription price (the “basic subscription right”). The subscription price in the rights offering was $1.22 per Common Share. In accordance with the terms of the rights offering, this subscription price was equal to 90% of the lower of (1) the volume weighted average price per common share on the Nasdaq Capital Market Tier over the five consecutive trading days through and including the expiration date of the rights offering, and (2) the closing price per common share on the Nasdaq Capital Market Tier on the expiration date of the rights offering. The pricing formula was intended to ensure that the subscription price was at least a 10% discount to the closing price per Common Share on the expiration date of the rights offering.
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
No capital stock of APWC is under option or agreed conditionally or unconditionally to be put under option. APWC does not have any classes of capital stock other than Common Shares. APWC does not have a current share repurchase plan or program.
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
The objects for which APWC is formed and incorporated under its Memorandum of Association are:
(1)to carry on business as a holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debentures, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, whether in Bermuda or elsewhere, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of the Company’s investments for the time being;
(2)to acquire any such shares and other securities as are mentioned in the preceding paragraph by subscription, syndicate participation, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof;
(3)to co-ordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of any company or companies now or thereafter incorporated or acquired which may be or may become a company, wherever incorporated, which is or becomes a holding company or a subsidiary of, or affiliated with, the Company within the meanings respectively assigned to those terms in the Companies Act 1981 or, with the prior written approval of the Minister of Finance, any company or companies now or hereafter incorporated or acquired with which the Company may be or may become associated;
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
(20)to acquire by purchase or otherwise hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wherever situated; and
(21)to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.
A detailed description of our Company’s principal activities is located above at "Item 4: Information On The Company". Pursuant to APWC’s Bye-Laws, the Board consists of a single class of directors, each director has one vote on all matters put to the Board, and a quorum consists of a majority of the members of the Board then in office.
Description of Shareholder Rights Attaching to the Common Shares
APWC was incorporated in Bermuda on September 19, 1996 under the Companies Act. The rights of APWC’s shareholders are governed by Bermuda law and APWC’s Memorandum of Association and Bye-Laws.
APWC’s authorized share capital is $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share and as of December 31, 2024 there were 20,627,327 Common Shares issued of which 20,616,227 Common Shares are issued and outstanding and eligible to vote. 11,100 Common Shares are held by APWC as treasury shares and are not eligible to vote.
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
Share Capital
APWC’s authorized capital consists of one class of Common Shares. Under APWC’s Bye-Laws, our Board has the power to issue any authorized and unissued shares on such terms and conditions as it may determine. Any shares or class of shares may be issued with such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividends, voting, return of capital or otherwise, as APWC may from time to time by resolution of the shareholders prescribe, or in the absence of such shareholder direction, as the Board may determine. This provision in the Bye-Laws could be used to prevent a takeover attempt, or to make a takeover attempt prohibitively expensive, and thereby preclude shareholders from realizing a potential premium over the market value of their shares.
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
•any shareholder or shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or
•a shareholder or shareholders present in person or represented by proxy holding Common Shares conferring the right to vote at such meeting on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such Common Shares conferring such right.
Unless the Board otherwise determines, no shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by that shareholder in respect of all shares in the Company held by such shareholder have been paid.
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
Purchases by APWC of its own Common Shares
Under Bermuda law and as authorized by APWC’s Memorandum of Association and Bye-Laws, APWC may purchase its own Common Shares out of the capital paid up on the Common Shares in question, or out of funds that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Common Shares made for the purposes of the purchase. APWC may not purchase its Common Shares if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that APWC is, or after the purchase would be, unable to pay its liabilities as they become due.
To the extent that any premium is payable on the purchase, the premium must be provided for out of the funds of APWC that would otherwise be available for dividend or distribution, or out of APWC’s share premium account.
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
•where applicable, the permission of the BMA with respect thereto has been obtained; and

•subject to the Companies Act, the Bye-Laws and any directions of the Board from time to time in force, the secretary of APWC may exercise the powers and discretions of the Board with respect to: (i) the transfer of shares by a shareholder by way of an instrument of transfer in the usual common form and (ii) sending to a transferee notice of refusal to register a transfer of shares where the Board declines to register such transfer, within three months after the date on which the instrument of transfer was lodged.
In accordance with the provisions of the Exchange Control Act and related regulations of Bermuda, the permission of the BMA is required for all issuances and transfers of shares (which includes the Common Shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include the Common Shares) are listed on an “Appointed Stock Exchange” (which includes Nasdaq). In granting the general permission the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed herein.
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

Bermuda law requires that shareholders be given at least five days’ notice of a company meeting, other than an adjourned meeting. APWC’s Bye-Laws extend this period to provide that not less than 20 days’ written notice of a general meeting must be given to those shareholders entitled to receive such notice. The accidental omission to give notice to or non-receipt of a notice of a meeting by any person does not invalidate the proceedings of a meeting.
APWC’s Bye-Laws state that no business can be transacted at a general meeting unless a quorum of at least two shareholders representing a majority of the shares of APWC in issue are present in person or by proxy and entitled to vote.
Under APWC’s Bye-Laws, notice to any shareholders may be delivered either personally or by sending it through the post, by airmail where applicable, in a pre-paid letter addressed to the shareholder at his address as appearing in the share register or by delivering it to, or leaving it at, such registered address. Any notice sent by post shall be deemed to have been served seven (7) days after dispatch. Any notice of a general meeting is deemed to be duly given to the shareholder if it is sent to him by cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form and such notice shall be deemed to have been served twenty-four (24) hours after its dispatch.
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
Under APWC’s Bye-Laws, unless the Board otherwise determines, the register of shareholders of APWC shall be open for inspection between 10:00 a.m. and 12:00 noon each working day without charge to members of the general public. A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. APWC has established a branch register with APWC’s transfer agent, Computershare Limited, which is based in Jersey City, New Jersey.
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

APWC may, in a special general meeting called for that purpose, remove a director, provided notice of such meeting is served upon the director concerned not less than fourteen days before the meeting and the director shall be entitled to be heard at that meeting.
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

Merger or Amalgamation
The Companies Act provides that two or more Bermuda companies may merge and their undertaking, property and liabilities shall vest in one of such companies as the surviving company. The Companies Act also provides that a Bermuda company may amalgamate with another company and continue as an amalgamated company. A merger or amalgamation requires a merger or amalgamation agreement which must be approved by the Board of Directors and at a meeting of the shareholders by seventy-five percent of the shareholders present and entitled to vote at such meeting in respect of which the quorum shall be two persons holding or representing by proxy more than one-third of the issued shares of the company or class. These provisions do not apply where a holding company is merging or amalgamating with one or more of its wholly-owned subsidiaries or where two or more wholly-owned companies of the same holding company are merging or amalgamating.
Under Bermuda law, in the event of a merger or an amalgamation of a Bermuda company, any shareholder who did not vote in favor of the transaction and who is not satisfied that fair value has been offered for their shares, may within one month of the giving of the notice of the shareholder meeting called to approve the transaction, apply to the Supreme Court of Bermuda to appraise the fair value of their shares.
Class Actions and Derivative Actions
Class actions, as they are commonly understood in the United States, are not available to shareholders under Bermuda law. Derivative actions are generally only available to shareholders under Bermuda law in very limited circumstances. A shareholder may commence an action in the name of a company, which seeks damages for a loss suffered by the company, where the wrongdoers are in control of the company and the act complained of is of a fraudulent character. Derivative actions are governed by Order 15, rule 12A of Bermuda's Rules of the Supreme Court 1985, and following a July 2018 amendment thereto, if a derivative action is commenced and the relevant defendant enters an appearance, leave of the Supreme Court of Bermuda must be obtained before the derivative action may proceed.
When one or more members believes the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the members, upon petition, brought by the member(s), the Supreme Court of Bermuda, if it is satisfied that the affairs of the company are, or have been, conducted in such an oppressive or prejudicial manner, and finding it is just and equitable to do so, may order the winding up of the company. If the court is of the opinion that to wind up the company is justified, but would unfairly prejudice that part of the members, as an alternative to winding up, the court may, with a view to bringing to an end the matters complained of, make such order as it thinks fit, whether for regulating the conduct of the company’s affairs in the future, or for the purchase of the shares of any members of the company by other members or by the company, and, in the case of a purchase of the shares by the company, for the reduction accordingly of the company’s capital or otherwise.
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
10.C.    Material Contracts
Composite Services Agreement
Our Company engages in transactions in the ordinary course of business with PEWC, including the purchase of certain raw materials and the distribution of PEWC products in various countries in the Asia Pacific region. APWC and PEWC are parties to a Composite Services agreement dated November 7, 1996, which APWC has renewed annually, at its option. The Composite Services Agreement contains provisions that define the relationship and conduct of the respective businesses of our Company and PEWC, and confers certain preferential benefits on our Company. Pursuant to the Composite Services Agreement,
•PEWC agrees to (a) sell copper rod to our Company, upon our Company’s request, (i) at a price consisting of the spot price of copper on the LME plus an agreed upon premium and (ii) at prices and on terms at least as favorable as PEWC provides copper rod to other purchasers of similar amounts of copper rod in the same markets, and (b) give priority in the supply of copper rod to our Company over other purchasers of copper rod from PEWC.
•Our Company has the right to distribute any wire or cable product manufactured by PEWC in all markets in which our Company presently distributes, or develops the capability to distribute in the future such products, on such terms as have historically been in effect or on terms at least as favorable as PEWC grants to third parties that distribute such products in such markets. However, PEWC is not required to grant to our Company the right to distribute products manufactured by PEWC in the future in markets where our Company does not currently have the capability to distribute unless and until PEWC has no pre-existing contractual rights which would conflict with the grant of such right to our Company.
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
The foregoing is a summary of material terms, and to review the full agreement, we refer you to the Composite Services Agreement, a copy of which has been filed with the SEC.

10.D.    Exchange Controls
APWC has been designated by the BMA as a non-resident under the Exchange Control Act. This designation allows APWC to engage in transactions in currencies other than the Bermuda dollar. The transfer of Common Shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of Common Shares to such persons may be effected without specific consent under the Exchange Control Act and regulations thereunder, provided the Common Shares are listed on an appointed stock exchange.
10.E.    Taxation
The following is a summary of certain material U.S. federal income tax and Bermuda tax consequences of the acquisition, ownership and disposition of the Common Shares, subject to the assumptions, qualifications and limitations in our discussion below. Such summary is subject to changes in United States and Bermuda law, including changes that could have retroactive effect. Such changes in laws could result in different tax consequences from our summary below, and adversely affect your tax burden on investment income from APWC. Please see Note 8. (Income Tax) of the Financial Statements for additional information, detail and discussion regarding taxation.
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

Bermuda Taxation

Bermuda historically imposed no taxes on profits, income, dividends, or capital gains, has no limit on the accumulation of profit, and has no requirement to distribute dividends.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 ("CIT Act") which introduced a new corporate income tax ("CIT") on Bermuda Constituent Entity Groups ("BCE Groups"), comprised of one or more Bermuda Constituent Entities ("BCEs") of an In Scope Multinational Enterprise Group ("MNE Group") for fiscal years beginning on or after January 1, 2025. Bermuda businesses that are not within the scope of the CIT Act will continue to not be subject to income tax in Bermuda. The CIT applies to MNE Groups with annual revenue of €750 million or more and imposes a 15% tax rate.
APWC received from the Minister of Finance, pursuant to section 2 of the Exempted Undertakings Tax Protection Act of 1966, a Tax Assurance certificate dated February 6, 2012 that grants APWC (the "Undertaking") assurance, effective until March 31, 2035, that "...in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any tax described herein shall not be applicable to such undertakings or to any of its operations or the shares, debentures or other obligations of the said undertakings." The assurance does not prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda; and any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to leased land. The CIT applies notwithstanding the existence of previously issued undertakings for Bermuda businesses that are subject to taxation under the CIT Act.

As an exempted company, APWC must pay to the Bermuda government an annual government fee calculated on a sliding-scale basis by reference to its assessable capital, that is, its authorized share capital plus any share premium. There is no stamp duty or other transfer tax payable upon the transfer of shares in APWC by shareholders.
United States Taxation
This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Department of the Treasury regulations, all as of the date hereof, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. The United States does not have a comprehensive income tax treaty with Bermuda.
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
This summary applies to you if you are a U.S. Shareholder.  As used herein, a "U.S. Shareholder" means a beneficial owner of our Common Shares who, or that is, for U.S. federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States,
•a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia,
•an estate whose income is subject to U.S. federal income tax regardless of its source, or
•a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons (as defined in the Code and Treasury Regulations) are authorized to control all substantial decisions of the trust.
In particular, this summary deals only with Common Shares held by U.S. Shareholders as capital assets for U.S. federal income tax purposes, and does not address any aspect of the “Medicare contributions tax” on “net investment income”, the U.S. federal alternative minimum tax, U.S. federal estate and gift taxes, state and local taxes, and foreign tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Common Shares.
This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of their circumstances. In particular, this summary does not address all of the tax consequences that may apply to members of a special class of shareholders subject to special rules, including:
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

Prospective investors of our Common Shares should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. taxing authorities and other tax consequences of owning and disposing of the Common Shares in their particular circumstances.
Taxation of U.S. Shareholders
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
Any dividends that a U.S. Shareholder receives will be included in such shareholder’s gross income as ordinary income on the day such shareholder actually or constructively receives them.  Such dividends will not be eligible for the dividends received deduction generally allowed to certain corporate U.S. Shareholders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. Shareholder. Therefore, each U.S. Shareholder should consult their own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. Shareholder’s particular circumstances.
Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, under Code section 1(h)(11), dividends paid to non-corporate U.S. Shareholders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes . A qualified foreign corporation includes a non-U.S. corporation if (1) its shares (including the Common Shares) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are traded on the Nasdaq Capital Market Tier, an established securities market. The United States' income tax treaty with Bermuda, is limited to the insurance industry and is identified in IRS Notice 2024-11 as a treaty in effect that does not meet the requirements of Code Section 1(h)(11)(C)(1)(II). Each U.S. Shareholder should consult their own tax advisor regarding the treatment of dividends and such shareholder's eligibility for a reduced rate of taxation.
Taxation of Capital Gains
Subject to the discussion of the “passive foreign investment company" rules below, a U.S. Shareholder generally will recognize gain or loss on the sale or exchange of Common Shares equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Common Shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Shareholder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. A U.S. Shareholder’s adjusted tax basis in its Common Shares generally is equal to its purchase price for such shares, adjusted according to U.S. federal income tax principles. Long-term capital gains recognized by non-corporate U.S. Shareholders generally will be subject to tax at reduced rates. Capital loss deductions are subject to limitations.

Passive Foreign Investment Company
A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes if either:
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
A U.S. Shareholder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Shareholder’s adjusted tax basis in the PFIC shares. If such a mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Assuming that we are trading on the Nasdaq Capital Market Tier, our Common Shares are expected to be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election should be able to be made if we are classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Shareholders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.
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
10.F.    Dividends and Paying Agents
Not applicable.
10.G.    Statement by Experts
Not applicable.
10.H.    Documents on Display
APWC is required to comply with the reporting requirements of the Exchange Act, applicable to a foreign private issuer, and to annually file Form 20-F no later than four months after the close of its fiscal year, which is December 31. As a foreign private issuer, APWC is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our reports and other information, when so filed, may be accessed over the Internet on the SEC’s website at www.sec.gov. In addition, we post certain information regarding us and our operations on our website located at www.apwcc.com. Summary information regarding our Company posted on our website should not be considered to be a substitute for, or a restatement of, the more complete information regarding our Company, its results of operations and financial condition set forth in this Annual Report or other documents or information which we may file with the SEC.
10.I.    Subsidiary Information
Not applicable.
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
As our Company’s operating subsidiaries incur operating costs in the local currency where they operate, our Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. Our Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the functional currencies into its reporting currency, the U.S. dollar. At December 31, 2024 and 2023, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $25.2 million and $19.8 million, respectively.
For information about the effects of foreign currency fluctuations on our Company, see “Item 3.D. Risk Factors: Risks Related to our Financial Activities: Foreign exchange fluctuations could materially impact our financial performance and our financial condition.”
Our Company enters into foreign exchange forward contracts with the intent to reduce the foreign exchange risk of expected sales and purchase transactions. Our Company monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. See Notes 11 and 28 to our Financial Statements.
11.3    Market Risks Relating to Copper
Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2024. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices going forward. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of products reflect copper prices prevailing at the time the products are ordered by our customers. However, in the cases when our Company enters into a sales contract at fixed prices, rising copper price could render this sales contract onerous that requires our Company to recognize the related onerous losses. In addition, a long-term decrease in the price of copper would require our Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations.
11.4    Equity Price Risk
Our Company is exposed to equity price risk as a result of our unlisted available-for-sale equity securities. The carrying value of these investments in private companies is subject to fluctuations and their fair market value may be significantly different from the carrying value.

11.5    Fair Value of Designated Market-Sensitive Derivative Contracts
Not applicable.
Item 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Part II
Item 13:        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None
Item 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
Item 15:        CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of our management, including APWC’s Chief Executive Officer ("CEO") and Acting CFO, of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Rule 13a-15 promulgated under the Exchange Act. Based upon that evaluation, APWC’s CEO and Acting CFO concluded that our disclosure controls and procedures were effective as of December 31, 2024.
Management’s report on Internal Control over Financial Reporting
APWC’s management, including APWC’s CEO and Acting CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We do not expect that our internal control will prevent all errors and all fraud, or eliminate the possibility of fraudulent conduct. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
APWC’s management, including our CEO and Acting CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 (the "Assessment Date"). In making its assessment, management used the criteria set forth in "Internal Control — Integrated Framework" issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria. Based on this assessment, APWC’s management, including its CEO and Acting CFO, concluded that APWC’s internal control over financial reporting was effective as of the Assessment Date.
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

Item 16A:    AUDIT COMMITTEE FINANCIAL EXPERT
For each of 2024, 2023 and 2022, APWC’s Audit Committee consisted of APWC’s three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding, with Mr. Chan serving as the Audit Committee’s Chairman and financial expert. The Audit Committee meets the independence requirements set forth in Regulation 10A-3 of the Exchange Act and under the rules of Nasdaq. A brief professional summary for Mr. Chan, Dr. Lee and Dr. Ding is located at "Item 6.A. Directors and Senior Management".
Item 16B:    CODE OF ETHICS
On April 26, 2005, APWC adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of APWC’s code of ethics for senior executives is on file with the SEC. (See "Item 19: Exhibits")
Item 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for fiscal years 2024 and 2023 for professional services rendered by the principal independent accountant for the audit of APWC’s annual financial statements totaled $0.8 million and $0.8 million, respectively.
Tax Fees
The aggregate fees for fiscal years 2024 and 2023 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately both $0, respectively.
All Other Fees
(None)
Audit Committee Approval
The engagement of the independent accountant to render audit, audit-related and non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of APWC. Each of the services described in this Item 16C was approved by the Audit Committee.
Item 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE
The Audit Committee consists of three directors, each of whom is independent, as such term is defined in Regulation 10A-3 of the Exchange Act, and one of whom is a financial expert.
Item 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
For the fiscal year ended December 31, 2024, no purchases of our Common Shares were made by, or on behalf of, us or any affiliated purchaser. APWC does not have a current share repurchase plan or program.
Item 16F:    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
Item 16G:    CORPORATE GOVERNANCE
PEWC holds more than 50% of our issued and outstanding Common Shares. Accordingly, we are a “controlled company” within the meaning of Nasdaq’s corporate governance standards, and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the Board of Directors consist of independent directors, (2) to have a nominating committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) to have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We utilize the controlled company exemption for the above listed requirements (1) and (2). While we rely on the controlled company exemption for (2), our independent directors oversee our process for identifying director nominees and review the qualifications of such nominees.
As of December 31, 2024, one Board seat was vacant, and three (3) of the six (6) Board members are affiliated with PEWC. We rely on Nasdaq’s allowance for foreign private issuers to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present. Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our independent auditors and management occasionally join such meetings, in the interest of communicating management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.
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
Item 16H:    MINE SAFETY DISCLOSURE
Not applicable.
Item 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
Item 16J.    INSIDER TRADING POLICIES

APWC adopted an Insider Trading Policy governing the purchase, sale, and other disposition of its securities by its directors, senior management, officers and employees, reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards applicable to us. The Insider Trading Policy is filed as Exhibit 19.2 to this Annual Report.

Item 16K.     CYBERSECURITY
Risk management and strategy
Our cybersecurity risk management program aims to identify threats, to present and evaluate them transparently, to mitigate, and to manage them proactively. We have developed an Information Security Management System ("ISMS") in accordance with ISO (International Organization for Standardization) 27001 intended to protect the confidentiality, integrity, and availability of our critical systems and information.

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
In 2024, all APWC subsidiaries completed their information security risk assessments, including information classification, threat and vulnerability identification, and risk impact and likelihood analysis. Management representatives and members of APWC's ISMS Committee evaluated the results of these assessments and designed corresponding risk treatment plans based on risk levels and objectives.

APWC's ISMS Committee has established corresponding information security management objectives based on the risk assessment results. The committee also emphasizes enhancing professional information security training and raising awareness of information security protection among all employees as key development goals. This preventative measure seeks to address increasing cybersecurity threats and to implement the PDCA (Plan, Do, Check, Act) continuous improvement cycle to enhance APWC's information security governance capabilities.

Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3.D.: Risk Factors: Risks Related to Our Business: Information systems failure or cybersecurity breaches could have a material adverse effect on our business, financial condition, and results of operations."
Governance

In 2024, APWC established the ISMS Committee (Information Security Management Committee), with APWC's CEO serving as the management representative responsible for promoting APWC's overall information security management objectives and providing leadership commitment. The ISMS Committee has designated the APWC Information Director as the Information Security Manager who is responsible for planning information security policies and processes and leading subsidiary members in implementing these policies. The ISMS Committee is comprised of members from all subsidiaries, including the senior management and managers responsible for implementing information security policies and procedures within their respective subsidiaries.

Members of the Audit Committee receive regular cybersecurity updates from management, which include existing and new cybersecurity risks, how management is addressing, managing and/or mitigating those risks, relevant cybersecurity and data privacy incidents, and the status of key information security initiatives.

If a cybersecurity incident occurs, our cybersecurity-related departments will promptly organize personnel for an internal assessment. If it is determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CEO and CFO, and, to the extent appropriate, consult external legal counsel. Management would then prepare disclosure materials on the cybersecurity incident, which materials would require the review and approval of our Board before being disseminated to the public.

Part III
Item 17:        FINANCIAL STATEMENTS
Our Company has provided the financial statements and related information specified in Item 18.
Item 18:        FINANCIAL STATEMENTS
The financial statements and related information required in this Annual Report Item 18 are located in the Financial Statements included herein on pages F-1 through F-92.
Item 19:    EXHIBITS
19.1    Index to Audited Financial Statements
Report of independent registered public accounting firm
Consolidated income statements for the years ended December 31, 2024, 2023, and 2022
Consolidated statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022
Consolidated balance sheets as of December 31, 2024 and 2023
Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022
Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022
Notes to consolidated financial statements

Hi19.2    Index to Exhibits

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

2.1	Description of the Rights of Holders of Common Shares (filed herewith).

4.1	Composite Services Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form F-1 filed with the Securities and Exchange Commission on November 13, 1996). (P)

8	List of significant subsidiaries (see Note 2.2 to the consolidated financial statements).

11	Code of Ethics (incorporated by reference to Exhibit 11 of the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on November 9, 2007).

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

12.2	Certification of Acting Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).

13.1	Certification by Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

13.2	Certification by Acting Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act (filed herewith).

15.1	Amended and Restated Audit Committee Charter (incorporated by reference to Exhibit 16.G of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2011).

97.1	Asia Pacific Wire & Cable Corporation Limited Clawback Policy (filed herewith).

97.2	Asia Pacific Wire & Cable Corporation Limited Insider trading policy (filed herewith).

101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
(P) – Paper filings

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

March 31, 2025	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Audited Consolidated Financial Statements

As of December 31, 2024 and 2023
Years ended December 31, 2024, 2023 and 2022

INDEX TO FINANCIAL STATEMENTS
CONTENTS

Reports of independent registered public accounting firm(PCAOB ID 1345)	F-2

Consolidated income statements	F-4

Consolidated statements of comprehensive income	F-5

Consolidated balance sheets	F-6

Consolidated statements of changes in equity	F-8

Consolidated statements of cash flows	F-9

Notes to the consolidated financial statements	F-11
1. Principal activities and corporate information
2. Basis of Preparation
2.1 Basis of Preparation
2.2 Basis of consolidation
3. Summary of material accounting policies
4. New Standards and interpretations
5. Segment information
6. Material partly-owned subsidiaries
7. Income and expenses items
8. Income tax
9. Earnings per share
10. Cash and cash equivalents
11. Financial assets and financial liabilities
12. Trade and other receivables
13. Inventories
14. Contract assets
15. Property, plant and equipment
16. Right of use assets
17. Investment properties
18. Intangible assets
19. Investment in associates
20. Assets Classified as held for sale
21. Trade and other payables
22. Employee benefit liabilities
23. Other current liabilities
24. Equity
25. Related party transactions
26. Commitments and contingencies
27. Fair value measurement
28. Financial risk management objectives
29. Cash flow information
30. Subsequent event
31. Approval of the financial statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Revenue Recognition – Estimating Measure of Progress for Supply, Delivery and Installation (“SDI”) Contracts
As described in Note 3.14 and 5 to the consolidated financial statements, the Company’s revenues include revenue from the supply, delivery and installation (“SDI”) of cable to power transmission contracts which amounted to US$63.4 million for the year ended December 31, 2024. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (cost-to-cost) to measure the progress towards satisfaction of performance obligation. The estimate about revenue, costs and progress towards complete satisfaction of a performance obligation may revise when there is a change in circumstances and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

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
March 31, 2025
We have served as the Company's auditor since 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2024, 2023 and 2022

		2024	2023	2022
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	472,672	425,772	433,893

Cost of sales	7(g),13	(437,577)	(395,545)	(401,363)
Gross profit		35,095	30,227	32,530

Other operating income	7(a)	1,365	433	1,026
Selling, general and administrative, research and development expenses		(25,855)	(24,472)	(24,978)
Other operating expenses	7(b)	(12)	—	(3)
Net impairment loss on financial and contract assets	7(c)	(585)	(4,640)	(508)
Operating profit		10,008	1,548	8,067

Finance costs	7(d)	(2,304)	(2,527)	(1,650)
Finance income	7(e)	208	205	120
Share of loss of associates	19	(2)	(2)	(1)
Exchange gain		823	679	143
Other income	7(f)	878	570	889
Other expenses	7(f)	(234)	(9)	(3)
Profit before tax		9,377	464	7,565

Income tax expense	8	(2,809)	(162)	(2,808)
Profit for the year		6,568	302	4,757

Attributable to:
Equity holders of the parent		3,486	3,867	3,874
Non-controlling interests		3,082	(3,565)	883
		6,568	302	4,757

Earnings per share
Basic and diluted profit for the year attributable to equity holders of the parent (in dollars)	9	$0.17	$0.19	$0.19
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2024, 2023 and 2022

		2024	2023	2022
	Note	US$’000	US$’000	US$’000
Profit for the year		6,568	302	4,757
Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	24(c)	(5,459)	784	(9,506)
		(5,459)	784	(9,506)

Other comprehensive (loss)/income not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income	11(d)	(67)	1,104	(1,352)
Income tax effect	8	15	(221)	270
Other comprehensive (loss)/income from equity instruments measured at fair value, net of tax	24(c)	(52)	883	(1,082)
Re-measuring income on defined benefit plans	22	(390)	1,885	732
Income tax effect	8	78	(377)	(147)
Defined benefit pension plan, net of tax	24(c)	(312)	1,508	585

Other comprehensive (loss)/income for the year, net of tax		(5,823)	3,175	(10,003)

Total comprehensive income/(loss) for the year, net of tax		745	3,477	(5,246)

Attributable to:
Equity holders of the parent		(2,101)	5,464	(3,827)
Non-controlling interests		2,846	(1,987)	(1,419)
		745	3,477	(5,246)
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023

		As of December 31,
		2024	2023
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents (excluding bank overdrafts)	10	34,035	37,970
Financial assets at fair value through profit or loss	11	—	307
Trade receivables	12	102,789	104,955
Other receivables	12,28(e)	1,257	1,670
Contract assets	14	688	13,946
Due from related parties	25	607	1,368
Inventories	13	126,814	128,230
Prepayments		3,195	2,595
Other current assets		1,529	3,909
		270,914	294,950
Assets classified as held for sale	20	747	—
		271,661	294,950

Non-current assets
Financial assets at fair value through other comprehensive income	11,27	3,069	2,902
Property, plant and equipment	15,28(e)	52,227	49,941
Right of use assets	16(a)	2,420	2,825
Investment properties	17,27	504	5,112
Intangible assets	18	110	124
Investments in associates	19	807	810
Deferred tax assets	8	6,684	7,799
Other non-current assets		2,378	2,201
		68,199	71,714
Total assets		339,860	366,664
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023

		As of December 31,
		2024	2023
	Note	US$’000	US$’000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	24,098	53,737
Trade and other payables	21	57,220	51,743
Due to related parties	25	9,715	7,941
Financial liabilities at fair value through profit or loss	11,27	21	74
Accruals		8,246	15,250
Current tax liabilities		1,624	2,116
Employee benefit liabilities	22	2,178	1,839
Lease liabilities		648	638
Other current liabilities	23	4,272	7,235
		108,022	140,573
Non-current liabilities
Interest-bearing loans and borrowings	11(b)	4,872	—
Employee benefit liabilities	22	5,908	5,997
Lease liabilities		1,425	1,445
Deferred tax liabilities	8	4,079	3,840
Other non-current liabilities	3	189	188
		16,473	11,470
Total liabilities		124,495	152,043

Equity	24
Issued capital		206	206
Additional paid-in capital		118,103	118,103
Treasury shares		(38)	(38)
Retained earnings		61,417	57,931
Other components of equity		(24,730)	(19,143)
Equity attributable to equity holders of the parent		154,958	157,059
Non-controlling interests	6	60,407	57,562
Total equity		215,365	214,621
Total liabilities and equity		339,860	366,664
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2024, 2023 and 2022

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2022		138	110,249	(38)	50,190	(1,312)	955	(12,682)	147,500	61,817	209,317
Net profit		—	—	—	3,874	—	—	—	3,874	883	4,757
Other comprehensive income/(loss)	24	—	—	—	—	298	(551)	(7,448)	(7,701)	(2,302)	(10,003)
Total comprehensive income/(loss)		—	—	—	3,874	298	(551)	(7,448)	(3,827)	(1,419)	(5,246)
Dividends paid	24	—	—	—	—	—	—	—	—	(565)	(565)
Issuance of common stock for cash	24	68	7,854	—	—	—	—	—	7,922	—	7,922
Balance at December 31, 2022		206	118,103	(38)	54,064	(1,014)	404	(20,130)	151,595	59,833	211,428
Net profit		—	—	—	3,867	—	—	—	3,867	(3,565)	302
Other comprehensive income/(loss)	24	—	—	—	—	768	450	379	1,597	1,578	3,175
Total comprehensive income/(loss)		—	—	—	3,867	768	450	379	5,464	(1,987)	3,477
Dividends paid	24	—	—	—	—	—	—	—	—	(284)	(284)
Balance at December 31, 2023		206	118,103	(38)	57,931	(246)	854	(19,751)	157,059	57,562	214,621
Net profit		—	—	—	3,486	—	—	—	3,486	3,082	6,568
Other comprehensive income/(loss)	24	—	—	—	—	(159)	(22)	(5,406)	(5,587)	(236)	(5,823)
Total comprehensive income/(loss)		—	—	—	3,486	(159)	(22)	(5,406)	(2,101)	2,846	745
Dividends paid	24	—	—	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2024		206	118,103	(38)	61,417	(405)	832	(25,157)	154,958	60,407	215,365
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024, 2023, and 2022

		2024	2023	2022
	Note	US$’000	US$’000	US$’000
Operating activities:
Profit before tax		9,377	464	7,565
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,16,17	6,021	6,157	5,790
Amortization of intangible assets	18	65	54	45
Gain on disposal of property, plant and equipment	7(a)	(824)	(39)	(132)
Gain on disposal of assets classified as held for sale	7(a)	—	—	(240)
Gain on disposal of investment property	7(a)	—	—	(271)
Net loss (gain) on financial instruments	7(f)	234	(196)	(33)
Dividend income	7(f)	(96)	(97)	(97)
Finance income	7(e)	(208)	(205)	(120)
Finance costs	7(d)	2,304	2,527	1,650
Share of loss of associates	19	2	2	1
Impairment for trade receivables	7(c),12(a)	582	75	509
Impairment (reversal of impairment) for trade receivables for related parties	7(c)	—	4,565	(1)
Impairment of other receivable	7(c)	3	—	—
Write-back of impairment of inventories	13	(155)	(10,255)	(1,119)
Unrealized foreign exchange difference, net		(22)	(325)	245
Gain on lease modification		—	—	(74)
Changes in operating assets and liabilities
Trade and other receivable		(1,450)	(21,003)	16,720
Contract assets		12,898	(1,236)	(952)
Inventories		(2,354)	13,917	(4,389)
Prepayment and other current assets		790	820	(35)
Amounts due to/from related parties		2,817	(3,772)	807
Other non-current assets		(413)	195	(54)
Trade and other payables, accruals, other current liabilities and other non-current liabilities		(2,270)	6,659	(14,035)
Net cash flows provided by/ (used in) operating activities		27,301	(1,693)	11,780
Dividend received		96	97	97
Interest received		207	205	119
Interest paid		(2,195)	(2,381)	(1,475)
Income tax paid		(1,109)	(2,318)	(3,955)
Net cash provided by/(used in) operating activities		24,300	(6,090)	6,566
Investing activities:
Purchases of property, plant and equipment	29	(4,217)	(4,254)	(3,746)
Purchases of intangible assets	18	(54)	(40)	(62)
Purchases of investment properties	17	—	—	(12)
Purchases of long-term bank deposits		—	(87)	—
Purchases of short-term bank deposits		—	(407)	—
Investment in financial assets at fair value through OCI	11	(252)	(240)	—
Proceeds from disposal of held for sale assets		—	—	241
Proceeds from disposal of property, plant and equipment		962	168	204
Proceeds from disposal of investment property		—	—	301
Proceeds from maturities of long-term bank deposits		188	—	307
Proceeds from maturities of short-term bank deposits		—	—	112
Net cash used in investing activities		(3,373)	(4,860)	(2,655)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2024, 2023, and 2022

		2024	2023	2022
	Note	US$’000	US$’000	US$’000
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	29	(1)	(357)	(565)
Issuance of common stock for cash		—	—	7,922
Repayments of borrowings	29	(25,622)	(7,256)	(19,278)
Proceeds from borrowings	29	2,101	2,799	22,167
Principal elements of lease payments	29	(736)	(691)	(616)
Net cash (used in)/provided by financing activities		(24,258)	(5,505)	9,630
Effect of exchange rate		(604)	408	(2,036)
Net (decrease) increase in cash and cash equivalents		(3,935)	(16,047)	11,505
Cash and cash equivalents at beginning of year	10	37,970	54,017	42,512
Cash and cash equivalents at end of year	10	34,035	37,970	54,017
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    PRINCIPAL ACTIVITIES AND CORPORATE INFORMATION
Asia Pacific Wire & Cable Corporation Limited (“APWC”), which is a subsidiary of Pacific Electric Wire & Cable Co., Ltd. (“PEWC”), a Taiwanese company, was incorporated as an exempted company in Bermuda on September 19, 1996 under the Bermuda Companies Act 1981 (as amended) for the purpose of acting as a holding company. APWC is principally engaged in owning operating companies engaged in the power cable, telecommunication cable, enameled wire and electronic cable industry. APWC’s registered office is located at Victoria Place, 5th Floor, 31 Victoria Street, Hamilton HM 10, Bermuda. APWC’s executive business office is presently located in Taipei, Taiwan.
APWC’s operating subsidiaries (the “Operating Subsidiaries”) are engaged in the manufacturing and distribution of telecommunications, power cable and enameled wire products in Singapore, Thailand, Australia, the People’s Republic of China (“PRC”) and other markets in the Asia Pacific region. Major customers of the Operating Subsidiaries include government organizations, electric contracting firms, electrical dealers, and wire and cable factories. The Operating Subsidiaries also engage in the distribution of certain wire and cable products manufactured by PEWC and third parties. The Operating Subsidiaries also provide project engineering services in the supply, delivery and installation (the “SDI”) of power cables to certain of its customers.
Since 1997, APWC has been a U.S. public company with its common shares registered with the Securities and Exchange Commission (the “SEC” or the “Commission”). On April 29, 2011, APWC’s common shares commenced trading on the Nasdaq Capital Market Tier. On February 15, 2013, APWC’s common shares started trading on the Nasdaq Global Market tier. On July 24, 2020, APWC transferred its listing of common shares to the Nasdaq Capital Market Tier because it failed to meet the minimum Market Value of Publicly Held Shares ("MVPHS") requirement for continued listing on the Nasdaq Global Market tier.
On January 14, 2022, APWC distributed subscription rights without charge to its shareholders to purchase additional common shares of APWC. On February 2, 2022, APWC announced the completion of this rights offering, which was oversubscribed. In the rights offering, APWC issued and sold 6,796,558 common shares at $1.22 (in dollars) per share pursuant to the exercise of subscription rights, raising net proceeds of $7.9 million after deducting offering expenses. Following the completion of the rights offering, APWC had 20,616,227 common shares outstanding.
PEWC currently holds, dirrectly and indirectly, 80.96% of the equity of APWC and is APWC’s ultimate parent company.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.    BASIS OF PREPARATION (continued)
2.2 Basis of consolidation
The consolidated financial statements comprise the financial statements of APWC and its subsidiaries (collectively as “our Company”) as of December 31, 2024 and 2023, and the results of operations of our Company for the years ended December 31, 2024, 2023 and 2022.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.2    Basis of consolidation (continued)
The subsidiaries of our Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2024	2023
The British Virgin Islands
APWC General Holdings Limited	100.00%	100.00%
PRC (APWC) Holding Ltd.	100.00%	100.00%
Samray Inc.	100.00%	100.00%
Siam (APWC) Holdings Ltd.	100.00%	100.00%
Moon View Ltd.	100.00%	100.00%
Trigent Investment Holdings Limited	100.00%	100.00%
Crown Century Holdings Ltd.	100.00%	100.00%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100.00%	100.00%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	97.93%	97.93%
Australia
Australia Pacific Electric Cable Pty Limited (“APEC”)	98.06%	98.06%
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”)	50.93%	50.93%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC")	100.00%	100.00%
Pacific Smart System Corporation Limited ("PSSC") (Formerly YASHIN Energy Corporation Limited)	100.00%	100.00%
YADING Energy Corporation Limited ("YADING")	100.00%	100.00%
(i)Charoong Thai is listed on the Stock Exchange of Thailand and is engaged in the manufacture of wire and cable products for the power and telecommunications industries in Thailand.
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
Operating lease
Leases in which our Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in other operating income in the consolidated income statements due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as other operating income in the period in which they are earned.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.7    Leases (continued)
Operating lease (continued)
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
3.9    Investment properties (continued)
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
(ii) Financial liabilities (continued)
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
3.10    Financial instruments (continued)
(iv) Impairment of financial instruments (continued)
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
Our Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, our Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (“CGU”) fair value less costs to sell and its value in use. A CGU is the smallest group of assets that generates cash inflows that are largely independent of the cash flows from other assets or groups of assets. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or a group of assets within our Company. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.11    Impairment of non-financial assets (continued)
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.15    Foreign currencies (continued)
Transactions and balances (continued)
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).
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
For the year ended December 31, 2024, 2023 and 2022, the government grant received were $187, $74 and $639, respectively, our Company recognized in the line item of other income, refer to Note 7(f).
In 2024, our company received government grants for enterprise technology renovation. These grants related to the purchase of specific items of property, plant, and equipment, have been recognized $80 as other income for the year ended December 31, 2024 and $189 included in other non-current liabilities as deferred income to be amortized over a period of 10 years as of December 31, 2024. There are no unfulfilled conditions or contingencies attached to these grants.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.22    Finance and other income (continued)
Dividends
Income is recognized when our Company’s right to receive the payment is established, which is generally when shareholders approve the dividend.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.23    Significant accounting judgements, estimates and assumptions (continued)
Measurement of ECL allowance for trade receivables
Our Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 months before December 31, 2024 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. Our Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.
Refer to Note 12 and Note 28(b) for more information regarding the impairment of trade receivables and the related credit risks.
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
As of December 31, 2024, our Company has $25,947 (2023: $32,557) in tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in our Company except for $13,305 (2023:$16,629), which is expected to be realized. The tax value of these carried-forward tax losses is $2,583 (2023: $3,220), reported as deferred tax asset. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, our Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.
If our Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $3,022 (2023: $3,876; 2022: $3,969). Further details on taxes are disclosed in Note 8.

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
Further details about the assumptions used, including a sensitivity analysis, are given in Note 22.
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
4.    NEW STANDARDS AND INTERPRETATIONS
4.1    Recently applied accounting pronouncements
Our Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2024:
Classification of liabilities as current or non-current and non-current liabilities with covenant - Amendments to IAS 1
Supplier finance arrangements - Amendments to IAS7 and IFRS 7
The Amendments listed above had no impact on the consolidated financial statements of our Company in prior periods and are not expected to significantly affect the current or future periods.
4.2    New accounting pronouncements not effective
The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our Company’s financial statements are disclosed below. Our Company intends to adopt these standards, if applicable, when they become effective.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.    NEW STANDARDS AND INTERPRETATIONS
4.2    New accounting pronouncements not effective (continued)
Sales or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28
In September 2014, the IASB issued amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, entitled Sales or Contribution of Assets between an Investor and its Associate or Joint Ventures. These narrow scope amendments clarify, that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), and a partial gain or loss is recognized when a transaction involves assets that do not constitute a business. On December 17, 2015, the IASB issued an amendment that postpones the application of the amendments to IFRS 10 and IAS 28 indefinitely.
Our Company does not expect the amendments to have an impact on its consolidated financial statements.
Lack of exchangeability – Amendments to IAS 21
In August 2023, the IASB issued amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial statements. The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.
Our Company does not expect the amendments to have an impact on its consolidated financial statements.
Classification and measurement of financial instruments - Amendments to IFRS 9 and IFRS 7
On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, Classification and measurement of financial instruments, which:
•Clarifies that a financial liability is derecognized on the "settlement date", i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met;
•Clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and government ("ESG")-linked features and other similar contingent features;
•Clarifies the treatment of non-recourse assets and contractually linked instruments;
•Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income ("FVOCI").
The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption of either all the amendments at the same time or only the amendments to the classification of financial assets is permitted. An entity is required to apply the amendments retrospectively.
Our Company does not expect the amendments to have a material impact on its consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.    NEW STANDARDS AND INTERPRETATIONS
4.2    New accounting pronouncements not effective (continued)
IFRS 18 - Presentation and disclosure in financial statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements (PFS) and the notes.
In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from 'profit or loss' to 'operating profit or loss' and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.
Our Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to its consolidated financial statements.

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
5(b)    Information about reportable segments

Year ended December 31, 2024	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	72,608	172,793	227,271	472,672	—	472,672
Inter-segment	—	—	—	—	—	—
Cost of sales and selling expenses (excluding depreciation and amortization)	68,554	160,784	215,486	444,824	—	444,824
Segment operating profit/(loss)	(445)	7,134	5,197	11,886	(2,646)	9,240
Depreciation and amortization (including depreciation from right of use assets)	(1,509)	(3,049)	(1,447)	(6,005)	(81)	(6,086)
Impairment loss on financial assets	(91)	(552)	58	(585)	—	(585)
Interest income	77	93	34	204	4	208
Interest expense	(20)	(1,242)	(904)	(2,166)	(2)	(2,168)
Income tax (expense)/benefit	(35)	(1,036)	(1,353)	(2,424)	(385)	(2,809)

Other disclosures
Capital expenditure	868	2,799	590	4,257	14	4,271

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2023	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	58,649	166,925	200,198	425,772	—	425,772
Inter-segment	—	8	—	8	(8)	—
Cost of sales and selling expenses (excluding depreciation and amortization)	55,341	164,712	185,178	405,231	—	405,231
Segment operating profit/(loss)	1,794	(2,119)	8,628	8,303	(2,548)	5,755
Depreciation and amortization (including depreciation from right of use assets)	(1,506)	(3,202)	(1,424)	(6,132)	(79)	(6,211)
Impairment loss on financial assets	(10)	(4,530)	(100)	(4,640)	—	(4,640)
Interest income	103	86	11	200	5	205
Interest expense	(30)	(1,590)	(775)	(2,395)	(4)	(2,399)
Income tax (expense)/benefit	26	(39)	(632)	(645)	483	(162)

Other disclosures
Capital expenditure	1,952	1,629	710	4,291	3	4,294

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2022	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	77,329	171,841	184,723	433,893	—	433,893
Inter-segment	—	(5)	—	(5)	5	—
Cost of sales and selling expenses (excluding depreciation and amortization)	75,253	164,504	171,341	411,099	—	411,099
Segment operating profit/(loss)	241	2,636	7,768	10,645	(3,093)	7,552
Depreciation and amortization (including depreciation from right of use assets)	(1,247)	(3,058)	(1,448)	(5,753)	(82)	(5,835)
Interest income	68	49	2	119	1	120
Interest expense	(91)	(787)	(608)	(1,486)	(2)	(1,488)
Income tax expense	(354)	(420)	(1,979)	(2,753)	(55)	(2,808)

Other disclosures
Capital expenditure	1,486	1,780	541	3,807	1	3,808
Adjustments and eliminations
Corporate expenses, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.    SEGMENT INFORMATION (continued)
5(c)    Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Segment operating profit/(loss)	11,886	8,303	10,645
Corporate expenses and others	(2,646)	(2,548)	(3,093)
	9,240	5,755	7,552
Other operating income	1,365	433	1,026
Other operating expenses	(12)	—	(3)
Net impairment loss on financial and contract assets	(585)	(4,640)	(508)
Operating profit/(loss)	10,008	1,548	8,067
Finance costs	(2,304)	(2,527)	(1,650)
Finance income	208	205	120
Share of loss of associates	(2)	(2)	(1)
Exchange gain/(loss)	823	679	143
Other income	878	570	889
Other expense	(234)	(9)	(3)
Profit/(loss) before tax	9,377	464	7,565
5(d)    Segment assets and liabilities

	North Asia	Thailand	ROW	Total segments	Corporate adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2024
Total segment assets	45,789	157,053	126,272	329,114	9,999	339,113
Asset classified as held for sale	747	—	—	747	—	747
Total assets	46,535	157,053	126,272	329,861	9,999	339,860
Total liabilities	6,945	48,722	61,636	117,303	7,192	124,495
As of December 31, 2023
Total assets	52,519	167,888	133,437	353,844	12,820	366,664
Total liabilities	10,320	66,385	68,365	145,070	6,973	152,043

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.    SEGMENT INFORMATION (continued)
5(d)    Segment assets and liabilities (continued)
Reconciliation of assets:

	As of December 31,
	2024	2023
	US$’000	US$’000
Segment operating assets	329,861	353,844
Corporate and other assets	2,508	4,211
Investment in associates	807	810
Deferred tax assets	6,684	7,799
Total assets	339,860	366,664
Reconciliation of liabilities:

	As of December 31,
	2024	2023
	US$’000	US$’000
Segment operating liabilities	117,303	145,070
Corporate liabilities	3,113	3,133
Deferred tax liabilities	4,079	3,840
Total liabilities	124,495	152,043
5(e)    Disaggregated revenues and geographical information
(i)Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2024	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	70,947	158,445	229,392	—	229,392
Enamel	68,980	82,333	—	151,313	—	151,313
SDI	3,501	—	59,887	63,388	—	63,388
Others*	127	19,513	8,939	28,579	—	28,579
	72,608	172,793	227,271	472,672	—	472,672
Timing of revenue recognition
At a point in time	69,107	172,766	185,319	427,192	—	427,192
Over time	3,501	27	41,952	45,480	—	45,480
	72,608	172,793	227,271	472,672	—	472,672
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.    SEGMENT INFORMATION (continued)
5(e)    Disaggregated revenues and geographical information (continued)
(ii)Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended Current period end
	2024	2023	2022
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	158,135	152,437	153,164
Singapore	154,379	135,227	118,789
Australia	67,106	62,139	60,299
China, Hong Kong, and Taiwan	76,146	62,239	82,187
India	923	973	779
Southeast Asia	15,983	12,741	18,663
Northeast Asia	—	16	12
	472,672	425,772	433,893
Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.
(iii)Major customer information
Revenue from one customer in the ROW region amounted to $94,499 in 2024 representing 19.99% of 2024 consolidated revenue. Revenue from one customer in the ROW region amounted to $80,862 in 2023 represening 18.99% of 2023 consolidated revenue. Revenue from one customer in the ROW region amounted to $66,858 in 2022 representing 15.41% of 2022 consolidated revenue.
5(f)    Non-current assets information
The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2024	2023
	US$’000	US$’000
Non-current assets by country:
Thailand	35,938	36,252
Singapore	4,371	5,002
China, Hong Kong, and Taiwan	8,546	10,132
Australia	6,894	7,058
Other	67	132
Total non-current assets	55,816	58,576

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.    MATERIAL PARTLY-OWNED SUBSIDIARIES
6(a)    Material subsidiaries
Our Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:
Proportion of equity interest held by NCI:

	Country of incorporation and operation	As of December 31,
Name		2024	2023
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
6(b)    Summarized financial information about the subsidiaries
The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statements of comprehensive income	CTW consolidated
	For the year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Revenue	172,793	166,933	171,845
Profit/(loss) before tax	7,234	(7,587)	2,153
Income tax expense	1,036	39	420
Profit/(loss) for the year	6,198	(7,626)	1,733
Other comprehensive (loss)/income	(270)	3,252	(4,537)
Total comprehensive income/(loss)	5,928	(4,374)	(2,804)
Profit/(loss) attributable to non-controlling interests	3,042	(3,742)	850
Dividends paid to non-controlling interests	—	285	563

Summarized balance sheets	CTW consolidated
	As of December 31,
	2024	2023
	US$’000	US$’000
Current assets	118,112	127,780
Non-current assets	46,542	48,748
Current liabilities	(38,805)	(61,226)
Non-current liabilities	(10,659)	(5,893)
Total equity	115,190	109,409

Equity attributable to:
Equity holders of the parent	58,666	55,722
Non-controlling interests	56,524	53,687

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)
6(b)    Summarized financial information about the subsidiaries (continued)

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Operating	29,970	(11,954)	7,389
Investing	(1,589)	(1,418)	(719)
Financing	(23,746)	(144)	(7,726)
Effect of changes in exchange rate on cash	147	27	(1,045)
Net increase (decrease) in cash and cash equivalents	4,782	(13,489)	(2,101)

7.    INCOME AND EXPENSES ITEMS
7(a)    Other operating income

	2024	2023	2022
	US$’000	US$’000	US$’000
Gain on disposal of investment property	—	—	271
Gain on disposal of assets classified as held for sale	—	—	240
Gain on disposal of property, plant, and equipment	824	39	132
Rental income	264	323	254
Other operating income – others	277	71	129
Total other operating income	1,365	433	1,026
7(b)    Other operating expenses

	2024	2023	2022
	US$’000	US$’000	US$’000
Other operating expenses – others	12	—	3
Total other operating expenses	12	—	3

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.    INCOME AND EXPENSES ITEMS (continued)
7(c)    Net impairment loss on financial and contract assets

	2024	2023	2022
	US$’000	US$’000	US$’000
Impairment for trade receivables (Note 12(a))	582	75	509
Impairment for trade receivables for related parties (Note 25(b))	—	4,565	—
Reversal of impairment for trade receivables for related parties	—	—	(1)
Impairment of other receivable	3	—	—
Total net impairment loss on financial and contract assets	585	4,640	508
7(d)    Finance costs

	2024	2023	2022
	US$’000	US$’000	US$’000
Interest on loans and borrowings	2,083	2,301	1,408
Interest on leases liabilities	85	98	80
Total interest expenses	2,168	2,399	1,488
Bank charges	136	128	162
Total finance costs	2,304	2,527	1,650
7(e)    Finance income

	2024	2023	2022
	US$’000	US$’000	US$’000
Interest income	208	205	120
Total finance income	208	205	120
7(f)    Other income and expenses

	2024	2023	2022
	US$’000	US$’000	US$’000
Government grants	187	74	639
Net (loss)/gain on financial instruments	(234)	196	33
Dividend income	96	97	97
Other income	595	203	120
Other expenses	—	(9)	(3)
Total other income and expenses	644	561	886

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.    INCOME AND EXPENSES ITEMS (continued)
7(g)    Depreciation, amortization and lease expense included in the consolidated income statements

	2024	2023	2022
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – property, plant and equipment	3,874	4,077	4,278
Depreciation – right of use assets	125	133	133
Amortization – intangible assets	25	26	24
Lease expenses	26	1	1
Included in selling expenses:
Depreciation – property, plant and equipment	138	133	116
Depreciation – right of use assets	163	197	167
Lease expenses	1	1	1
Included in general and administrative expenses:
Depreciation – property, plant and equipment	698	580	538
Depreciation – right of use assets	466	456	382
Amortization – intangible assets	40	28	21
Depreciation – investment properties	25	168	176
Lease expenses	15	14	12
Included in research and development expenses:
Depreciation – property, plant and equipment	521	409	—
Depreciation – right of use assets	11	4	—
	6,128	6,227	5,849

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.    INCOME AND EXPENSES ITEMS (continued)
7(h)    Employee benefits expenses

	2024	2023	2022
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	11,802	12,207	12,555
Labor and health insurance costs	80	79	79
Pension costs	736	833	886
Other employee benefits	740	750	734
Included in selling expenses:
Wages and salaries	4,494	4,221	3,881
Labor and health insurance costs	20	10	9
Pension costs	383	359	337
Other employee benefits	44	33	25
Included in general and administrative expenses:
Wages and salaries	8,389	8,116	7,950
Labor and health insurance costs	150	144	103
Pension costs	803	669	608
Director fees	455	323	412
Other employee benefits	182	161	138
Included in research and development expenses:
Wages and salaries	746	676	—
Labor and health insurance costs	33	16	—
Pension costs	64	42	—
Other employee benefits	24	15	—
Total employee benefits expenses	29,145	28,654	27,717
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
The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the PRC and Taiwan. The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2024, and there is no withholding tax on dividends applicable to our Company. For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2024 and a withholding tax of 10% is levied on dividends received by our Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2021/2022, 2022/2023 and 2023/2024 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2024. In Taiwan, the corporate income tax rate was 20% for each of the three years ended December 31, 2024.

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
The major components of income tax expenses (benefits) for the years ended December 31, 2024, 2023 and 2022 are:

	2024	2023	2022
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	1,513	2,798	3,547
Previously unrecognized tax loss or temporary difference used to reduce current income tax	—	(394)	(697)
Adjustments for current income tax of prior years	6	(694)	(54)
Total current income tax	1,519	1,710	2,796
Deferred tax expenses / (benefits):
Relating to origination and reversal of temporary differences	1,426	(1,284)	12
Previously unrecognized tax loss or temporary difference used to reduce deferred tax expenses	(136)	(264)	—
Total deferred tax expenses/(benefits)	1,290	(1,548)	12
Income tax expenses reported in the income statement	2,809	162	2,808

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	(15)	221	(270)
Effect of change in tax rate	—	—	—
Net income on actuarial gains and losses
Recognized during the year	(78)	377	147
Effect of change in tax rate	—	—	—
Income tax (benefit) expense charged to other comprehensive income (loss)	(93)	598	(123)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.    INCOME TAX (continued)
APWC is incorporated in Bermuda, which does not have a statutory tax rate. The provision for income taxes differs based on the tax incurred by the Operating Subsidiaries, in their respective jurisdiction. Our Company determines its statutory tax rate based on its major commercial domicile that is its subsidiaries in Thailand. The reconciliation of difference between tax computed at the statutory tax rate and income tax expense reported in the consolidated income statement is as follows:

	2024	2023	2022
	US$’000	US$’000	US$’000
Profit/(loss) before tax	9,377	464	7,565
Tax at statutory rate of 20% (2023: 20%; 2022: 20%)	1,875	93	1,513
Foreign income taxed at different rate	944	940	1,332
Expenses not deductible for tax purpose	68	9	241
Utilization of previously unrecognized tax losses/temporary differences	—	(394)	(697)
Tax benefit arising from previously unrecognized tax losses	(136)	(264)	—
Net deferred tax asset not recognized	332	1,727	382
Tax exempt on income	(140)	(693)	(65)
Uncertain tax position	—	—	(102)
Return to provision adjustment	6	(694)	(54)
Deferred tax liability arising from undistributed earnings	238	(354)	96
Withholding tax on dividends	127	38	163
Enhanced pre-tax deductions of R&D Expenses	(198)	(242)	—
Others	(307)	(4)	(1)
Income tax expense reported in consolidated income statement	2,809	162	2,808

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.    INCOME TAX (continued)
Deferred tax
Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2024	2023	2024	2023	2022
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,770)	(3,532)	238	(354)	96
Revaluations of financial assets at fair value through other comprehensive income	(404)	(419)	—	—	—
Unutilized building allowance (net)	(87)	(141)	(51)	131	(13)
Unused tax losses	2,583	3,220	594	(1,805)	(1,158)
Allowance for doubtful accounts	1,040	1,008	(33)	(945)	113
Inventory impairment	826	881	52	2,001	150
Rebates and other accrued liabilities	715	788	7	(119)	(85)
Unpaid retirement benefits	1,261	1,282	19	11	—
Deferred revenue and cost of sales	(1)	31	31	(12)	10
Actuarial loss	199	121	—	—	—
Unabsorbed depreciation	591	588	(36)	(4)	90
Mark-to-Market value of forward contract	4	—	(4)	—	—
Provision for loss on onerous sale contract	31	451	407	(443)	817
Leases	38	41	2	(6)	9
Others	(421)	(360)	64	(3)	(17)
Deferred tax expenses/(benefits)			1,290	(1,548)	12
Net deferred tax assets	2,605	3,959
Reconciliation of deferred tax assets, net

	2024	2023	2022
	US$’000	US$’000	US$’000
Opening balance as of January 1	3,959	2,946	3,136
Tax (expense)/benefit during the period recognized in profit or loss	(1,290)	1,548	(12)
Tax benefit/(expense) during the period recognized in other comprehensive income	93	(598)	123
Exchange difference on translation foreign operations	(157)	63	(301)
Closing balance as of December 31	2,605	3,959	2,946
Our Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.    INCOME TAX (continued)
Our Company has available unused net operating losses which arose in Thailand, China, Hong Kong, Singapore and Taiwan as of December 31, 2024 and 2023, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2024	2023
	US$’000	US$’000
2024	—	2,135
2025	1,711	2,262
2026	1,978	2,535
2027	4,140	6,645
2028	12,978	13,111
2029	483	—
2032	155	184
2033	689	736
No expiration	3,813	4,949
	25,947	32,557
Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in our Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. Our Company did not recognize deferred tax assets of $2,672 (2023: $3,400; 2022: $3,017) in respect of tax losses amounting to $12,642 (2023: $15,928; 2022: $13,796).
In addition, our Company did not recognize deferred assets of $350 (2023: $476; 2022: $952) in relation to deductible temporary differences amounting to $1,635 (2023: $2,154; 2022: $4,881).
There are no income tax consequences attached to the payment of dividends in 2024 or 2023 by APWC to its shareholders.
As of December 31, 2024 and 2023, our Company is subject to taxation in PRC, Australia, Thailand, Singapore and Taiwan. Our Company’s tax years from 2014 and forward are still subject to examination by the tax authorities in various tax jurisdictions.
A reconciliation of the beginning and ending amounts of uncertain tax position is as follows:

Change in Uncertain Tax Positions	2024	2023	2022
	US$’000	US$’000	US$’000
Balance as of January 1	—	—	28
Decrease due to lapses in statute of limitations	—	—	(26)
Exchange difference	—	—	(2)
Balance as of December 31	—	—	—
Our Company is not expecting there would be any reasonably possible change in the total amounts of uncertain tax position within twelve months of the reporting date. As of December 31, 2024, 2023, and 2022 the amount of uncertain tax position (excluding interest and penalties) included in the consolidated balance sheets that would, if recognized, affect the income tax expenses is $nil, $nil and $nil, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.    INCOME TAX (continued)
Our Company recognized interest expense and penalties related to income tax matters as a component of income tax expense. The amount of related interest and penalties our Company has provided as of the dates listed below were:

As of December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Accrued interest on uncertain tax position	—	—	—
Accrued penalties on uncertain tax position	—	—	—
Total accrued interest and penalties on uncertain tax position	—	—	—
For the years ended December 31, 2024, 2023 and 2022, our Company recognized $nil, $nil and $nil in interest, respectively; and no penalties were recognized for the three years ended December 2022 to 2024. For the years ended December 31, 2024, 2023 and 2022, our Company reversed $nil, $nil and $42 in interest and $nil, $nil and $26 in penalties, respectively, due to lapses in statute of limitations. For the years ended December 31, 2024, 2023 and 2022, the exchange difference $nil, $nil and $(4) relating to interests, $nil, $nil and $(2) relating to penalty were included in income tax expenses.
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
Pillar Two Taxes
APWC's structure and applicable jurisdictions
APWC is an intermediate holding company incorporated in Bermuda and forms part of the PEWC group (“the Group’). PEWC, the Group's ultimate parent entity (UPE) is based in Taiwan. APWC holds investments in subsidiaries located in various jurisdictions, including Thailand, PRC, Australia, Singapore. APWC is purely a holding company with no operations, while the subsidiaries operate in their respective jurisdictions.
As part of our commitment to adhering to the OECD's Base Erosion and Profit Shifting (BEPS) 2.0 framework, our Company has assessed its tax position in accordance with the Global Anti-Base Erosion (GloBE) rules under Pillar Two. These rules set out a global minimum tax rate of 15%, aimed at ensuring that multinational enterprises (MNEs) are subject to a minimum level of tax on the income they report in different jurisdictions.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.    INCOME TAX (continued)

Status of Implementation in Our Company’s Operated Jurisdictions

Country	Implementation Status	Income Inclusion Rule (IIR)	Undertaxed Profit Rule (UTPR)	Domestic Top-up Tax (QDMTT)
Taiwan (i)	No announcement yet	Undefined	Undefined	Undefined
Bermuda (ii)	No information	No information	No information	No information
PRC	No announcement yet	Undefined	Undefined	Undefined
HongKong (iii)	Draft legislation	January 1, 2025	To be confirmed	January 1, 2025
Thailand	Legislation adopted	January 1, 2025	January 1, 2025	January 1, 2025
Austalia	Legislation adopted	January 1, 2024	January 1, 2025	January 1, 2024
Singapore	Legislation adopted	January 1, 2025	Deferred until further notice	January 1, 2025
(i) Taiwan has announced that it will increase the Alternative Minimum Tax (AMT) rate for profit-making enterprises belonging to multinational groups from 12% to 15%, effective from 2025.
(ii) Bermuda has implemented corporate income tax (CIT) in line with the OECD’s Pillar Two global minimum tax framework. This tax applies to Bermuda-based entities within MNE groups with annual revenues of at least €750 million. The CIT rate is 15% and will take effect for tax years beginning on or after January 1, 2025.
(iii) On December 27, 2024 the HKSAR Government published the draft legislation in the Gazette for implementing the global minimum tax (GMT) and Hong Kong inimum top-up tax (HKMTT).
Effective tax rate of operating subsidiaries
The effective tax rates of our Company's operating subsidiaries in Australia, Thailand, Singapore, and China have been reviewed for compliance with the global minimum tax rate of 15% base on 2024 financial results. The assessment includes evaluating the local tax regimes to determine whether any of the subsidiaries are subject to an effective tax rate below 15%.
• Australia: The subsidiary in Australia is subject to a corporate income tax rate of 30%. The effective tax rate for this subsidiary is well above the global minimum tax threshold.
• Thailand: The subsidiary in Thailand is subject to a corporate income tax rate of 20%. However, the effective tax rate for this subsidiary, based on its consolidated financials, is 6.3%, which is below the global minimum tax requirement.
• Singapore: The subsidiary in Singapore is subject to a corporate income tax rate of 17%. The effective tax rate for this subsidiary is 20.8%, which is above the global minimum threshold.
• China: The subsidiary in China is subject to a corporate income tax rate of 25%. The effective tax rate for this subsidiary is 5.4%, which is below the global minimum tax requirement.
Potential Impact on APWC
APWC does not pay any corporate income tax as it is a non-operational entity. As such, it does not meet the minimum tax rate of 15%. The GloBE Rules may require the ultimate parent company in Taiwan to apply a top-up tax to ensure that the Group's overall tax rate meets the minimum threshold on a consolidated basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.    INCOME TAX (continued)
Income Inclusion Rule (IIR) and Undertaxed Profit Rule (UTPR)
IIR: Given that the subsidiaries in Thailand, and China are subject to effective tax rates below the 15% minimum threshold, our Company's UPE in Taiwan is required to apply the IIR to include subsidiary income in its own tax base. If Taiwan applies the IIR, no top-up tax will be collected from its subsidiaries. However, if Taiwan does not apply the IIR, the UTPR ensures that the minimum tax is collected in other jurisdictions. The top-up tax does not directly increase tax in the low-taxed jurisdiction but instead shifts the liability to other jurisdictions where the MNE operates.
Compliance and ongoing monitoring
Our Company is committed to maintaining compliance with the GloBE Rules under Pillar Two and will continue to monitor the tax rates applicable to its subsidiaries. Any future changes in the effective tax rates of its operating subsidiaries, or amendments to tax law in any jurisdiction, will be closely assessed to ensure continued compliance with the 15% global minimum tax requirement.
In the event of any changes that would result in a top-up tax being applied by the UPE in Taiwan, the Company will make the necessary adjustments in its tax filings and disclosures.

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
The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended
	2024	2023	2022
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit attributable to APWC from continuing operations	3,486	3,867	3,874
Net profit attributable to APWC	3,486	3,867	3,874

Denominator:
Weighted-average common shares outstanding – basic and diluted	20,616,227	20,616,227	20,020,364

Earnings per share – basic and diluted
Continuing operations	0.17	0.19	0.19
Total earnings per share – basic and diluted	0.17	0.19	0.19
Income from continuing operations attributable to non-controlling interests are $3,082, $(3,565) and $883 for the years ended December 31, 2024, 2023 and 2022, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10.    CASH AND CASH EQUIVALENTS

	As of December 31,
	2024	2023
	US$’000	US$’000
Cash on hand and cash at banks	34,035	37,970
Balances per statement of cash flows	34,035	37,970

11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES
11(a)    Other financial assets and liabilities

	As of December 31,
	2024	2023
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	3,069	2,902
	3,069	2,902
Financial assets at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	—	307
	—	307
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
During the years ended December 31, 2024, 2023, and 2022, our Company received dividends of $96, $97, and $97, respectively, from investments held at the end of the reporting period. These dividends were recorded in other income (Note 7(f)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(b)    Interest-bearing loans and borrowings
Under the line of credit arrangements for short-term debt with our Company’s banks, our Company may borrow up to approximately $273,501 and $263,981 as of December 31, 2024 and 2023, respectively, on such terms as our Company and the banks may mutually agree. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2024 and 2023, the unused portion of the credit lines was approximately $192,658 and $187,752, respectively, which included unused letters of credit amounting to $88,880 and $83,926, respectively.
Letters of credit are issued by our Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2024 and 2023, our Company had open letters of credit amounting to $24,975 and $38,179, respectively. Liabilities relating to the open letters of credit are included in current liabilities.
Certain of our loan agreements contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to their scheduled maturity dates. An operating subsidiary renewed the financing facility in November 2023 with a maturity date of September 30, 2027. However, the facility agreement includes a review clause that allows the bank to review the facility at any time during the term and to change its terms and conditions. Despite the repayment date being set for September 2027, this review clause means that out Company does not have an unconditional right to defer settlement for 12 months, since the bank retains the right to trigger a review event at any time. Consequently, the balance of $2,769 was reclassified as current rather than non-current as of December 31, 2024. Our Company was in compliance with these covenants requirements as of December 31, 2024 and 2023.
The following chart of interest-bearing loans and borrowings includes current and non-current loans, of which the current portion was $24,098 and $53,737 as of December 31, 2024 and 2023, respectively.

	As of December 31,
	2024				2023
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000	%		‘000	US$’000
Interest-bearing loans and borrowings
Bank loans	6.36	Sep. 2027	AUD$4,693	2,918	4.94	Nov. 2024	AUD$4,543	3,104
Bank loans	4.63~4.83	5/1/2025	SGD$6,000	4,416	5.11	Dec. 2024	SGD$6,000	4,551
Bank loans	4.76	Mar. 2027	THB$266,010	7,807	7.27	Feb. 2024	THB$309,488	9,090
Trust receipt	2.93 ~ 5.93	May 2025	THB$348,923	10,241	2.75 ~ 4.70	May 2024	THB$1,151,234	33,812
Trust receipt	4.96 ~ 5.36	Mar. 2025	SGD$4,875	3,588	5.46 ~5.61	Apr. 2024	SGD$4,193	3,180
Total				28,970				53,737

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
As of December 31, 2024 and 2023, our Company had outstanding forward contracts with notional amounts of $2.9 million and $13.4 million, respectively. The outstanding forward contracts at December 31, 2024 mature between January 3, 2025 and July 2, 2025, respectively. Our Company recognized gain (loss) on forward contracts as other income (expenses) – refer to Note 7(f).
The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2024		2023
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	—	21	307	74

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values
Set out below is a comparison of the carrying amounts and fair value of our Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2024	2023	2024	2023
	US$’000	US$’000	US$’000	US$’000
Financial assets - current
Financial assets at fair value through profit	—	307	—	307
Financial assets at amortized cost
Cash and cash equivalents	34,035	37,970	34,035	37,970
Trade receivables	102,789	104,955	102,789	104,955
Other receivables	1,257	1,670	1,257	1,670
Due from related parties	607	1,368	607	1,368
Financial assets - non-current
Financial assets at fair value through other comprehensive income	3,069	2,902	3,069	2,902
Financial assets at amortized cost
Long-term bank deposits*	1,259	1,454	1,259	1,454
Total	143,016	150,626	143,016	150,626

Financial liabilities - current
Liabilities at amortized cost
Interest-bearing loans and borrowings	24,098	53,737	24,098	53,737
Trade and other payables	57,220	51,743	57,220	51,743
Due to related parties	9,715	7,941	9,715	7,941
Accruals	8,246	15,250	8,246	15,250
Financial liabilities - non-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	4,872	—	4,872	—
Total	104,151	128,671	104,151	128,671
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(i)Methods and assumptions used to estimate fair value (continued)
▶Fixed-rate and variable-rate receivables are evaluated by our Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2024 and 2023, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.
▶Fixed rate long-term bank deposits and fixed rate and variable-rate borrowings are evaluated using discounted cash flows and the market rates or current rates for deposits of similar remaining maturities.
▶Fair value of financial liabilities at fair value through profit or loss - derivatives is derived from inputs other than quoted prices that are observable for the asset or liability.
▶Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2024 was assessed to be insignificant.
(ii)Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2024 and 2023)	Sensitivity of the input to fair value
				2024	2023
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $185	5% decrease in the discount would increase in fair value by $190
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

11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(ii)Description of significant unobservable inputs to valuation (continued)
Our Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 in the fair value hierarchy. A reconciliation of the beginning and closing balances is summarized below:

	2024	2023
	US$’000	US$’000
At January 1	2,902	1,553
Acquisitions	252	240
Recognized in other comprehensive income/(loss)	(67)	1,104
Exchange difference on translation	(18)	5
At December 31	3,069	2,902
12.    TRADE AND OTHER RECEIVABLES

	As of December 31,
	2024	2023
	US$’000	US$’000
Trade receivables	103,789	106,333
Less: Loss allowances	(1,000)	(1,378)
Trade receivable, net	102,789	104,955
Other receivables	1,257	1,670
Less: Loss allowances	—	—
Other receivable, net	1,257	1,670
As of December 31, 2024 and 2023, trade receivables were all from contracts with customers. And as of January 1, 2023, the balance of trade receivables from contracts with customers was $81,982.

12(a)    Movement in the loss allowance on trade receivables

	2024	2023
	US$’000	US$’000
At January 1	1,378	1,337
Charge for the year	592	97
Write-off	(952)	(55)
Unused amounts reversed	(10)	(22)
Currency translation adjustment	(8)	21
At December 31	1,000	1,378

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    TRADE AND OTHER RECEIVABLES (continued)
12(b)    Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2024
Expected loss rate	0.96%	0.09%	0.77%	4.29%	4.84%	2.83%	24.62%
Gross carrying amount - trade receivables	103,789	85,686	11,460	2,588	1,095	283	2,677
Loss allowances	1,000	81	88	111	53	8	659
Trade receivable, net	102,789	85,605	11,372	2,477	1,042	275	2,018

December 31, 2023
Expected loss rate	1.30%	0.06%	0.47%	2.09%	3.43%	4.76%	75.74%
Gross carrying amount - trade receivables	106,333	88,601	11,648	2,819	1,080	672	1,513
Loss allowances	1,378	49	55	59	37	32	1,146
Trade receivable, net	104,955	88,552	11,593	2,760	1,043	640	367
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
See Note 28(b) credit risk of trade receivables for discussions on how our Company manages and measures credit quality of trade receivables that are neither past due nor impaired.
12(d)    Other receivables pledged as collateral
The carrying amounts of other receivables pledged as collateral against credit facilities received from financial institutions are disclosed in Note 28(e)(ii).
13.    INVENTORIES

	As of December 31,
	2024	2023
	US$’000	US$’000
Raw materials and supplies	38,313	28,962
Work in progress	21,195	20,991
Finished goods	67,306	78,277
Total inventories at the lower of cost and net realizable value	126,814	128,230
Inventories recognized as an expense during the years ended December 31, 2024, 2023 and 2022 amounted to $437,732, $405,800 and $387,227 respectively.
For the years ended December 31, 2024 ,2023 and 2022, the amounts of $155, $10,255 and $1,119 were credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. CONTRACT ASSETS
14(a)    Assets related to contracts with customers

	As of December 31,	As of December 31,	As of January 1,
	2024	2023	2023
	US$’000	US$’000	US$’000
Contract assets - current	688	13,946	12,450
There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2024 and 2023. The contract assets balance decreased is due to the completion of projects this year , along with of new project developments.
Our Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.
14(b)    Unsatisfied supply, delivery, and installation (SDI) services contracts
The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations.

	As of December 31,
	2024	2023
	US$’000	US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue over 3 years	143,327	194,963

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2023	5,720	50,587	8,198	91,314	5,310	7,400	1,405	169,934
Additions	—	—	473	521	307	314	3,034	4,649
Disposals	—	—	(65)	(2,369)	(467)	(230)	—	(3,131)
Transfer	—	—	16	1,256	19	12	(1,620)	(317)
Exchange differences	67	437	45	781	51	(32)	20	1,369
At December 31, 2023	5,787	51,024	8,667	91,503	5,220	7,464	2,839	172,504
Additions	224	—	14	527	139	862	2,722	4,488
Assets classified as held for sale	—	(1,486)	(370)	(297)	—	—	—	(2,153)
Disposals	(58)	—	—	(2,351)	(495)	(286)	—	(3,190)
Transfer	2,075	2,805	111	4,211	149	11	(4,333)	5,029
Exchange differences	(176)	(1,063)	(57)	(1,274)	(88)	(235)	(47)	(2,940)
At December 31, 2024	7,852	51,280	8,365	92,319	4,925	7,816	1,181	173,738

Depreciation/Impairment
At January 1, 2023	—	(35,595)	(5,075)	(69,018)	(3,780)	(5,753)	—	(119,221)
Depreciation charge for the year	—	(1,084)	(496)	(2,692)	(379)	(548)	—	(5,199)
Impairment	—	—	—	—	—	—	—	—
Disposals	—	—	65	2,310	399	228	—	3,002
Transfer	—	—	—	—	(19)	—	—	(19)
Exchange differences	—	(355)	(33)	(717)	(43)	22	—	(1,126)
At December 31, 2023	—	(37,034)	(5,539)	(70,117)	(3,822)	(6,051)	—	(122,563)
Depreciation charge for the year	—	(1,180)	(502)	(2,720)	(308)	(521)	—	(5,231)
Assets classified as held for sale	—	1,191	332	297	—	—		1,820
Disposals	—	—	—	2,334	433	285	—	3,052
Transfer	—	(527)	—	—	(149)	—	—	(676)
Exchange differences	—	741	24	1,062	72	188	—	2,087
At December 31, 2024	—	(36,809)	(5,685)	(69,144)	(3,774)	(6,099)	—	(121,511)

Net book value
At December 31, 2024	7,852	14,471	2,680	23,175	1,151	1,717	1,181	52,227
At December 31, 2023	5,787	13,990	3,128	21,386	1,398	1,413	2,839	49,941
At January 1, 2023	5,720	14,992	3,123	22,296	1,530	1,647	1,405	50,713
15(a)    Impairment of property, plant and equipment
In 2024, 2023 and 2022 our Company recorded an impairment loss of $0 on property, plant and equipment at SFO facilities.
15(b)    Pledge
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 28(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.    RIGHT-OF-USE ASSETS
16(a)    Amounts recognized in the consolidated balance sheets

	As of December 31,	As of December 31,
	2024	2023
Right of use assets	US$’000	US$’000
Land and land use right	1,619	2,054
Buildings	692	575
Motor vehicles and other assets	30	86
Office equipment	79	110
	2,420	2,825
Our Company leases various assets including land, buildings, business vehicles and multifunction printers. Rental contracts are typically made for periods of 2 to 37 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
Additions to the right-of-use assets during the 2024 financial year were $831 (2023: $177).
The information on assets reclassified as held for sale is provided in Note 20.
16(b)    Amounts recognized in the consolidated income statements

	2024	2023
Depreciation charge of right of use assets	US$’000	US$’000
Land	263	208
Buildings	413	456
Motor vehicles and other assets	52	82
Office equipment	37	44
	765	790

Interest expenses (included in finance cost)	85	98
Expenses relating to short-term leases	16	15
Expenses relating to lease of low-value assets that are not short-term leases	—	1
The total cash outflow for lease in 2024 was $837 (2023: $805).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    INVESTMENT PROPERTIES
17(a)    Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Warehouse	Land leasehold right	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2024
Cost	406	138	—	86	11	641
Less: Accumulated depreciation	—	(125)	—	(9)	(3)	(137)
Net book value	406	13	—	77	8	504

As of December 31, 2023
Cost	407	510	5,055	88	11	6,071
Less: Accumulated depreciation	—	(405)	(545)	(7)	(2)	(959)
Net book value	407	105	4,510	81	9	5,112
A reconciliation of the net book value of investment properties was as follows :

	2024	2023
	US$’000	US$’000
Net book value at January 1	5,112	5,250
Transfer to assets classified as held for sale	(69)	—
Transfer to property plant and equipment	(4,353)	—
Depreciation (included in administrative expenses)	(25)	(168)
Exchange difference	(161)	30
Net book value at December 31	504	5,112
17(b)    The amount recognized in profit or loss arising from the investment properties

	2024	2023	2022
	US$’000	US$’000	US$’000
Rental income derived from investment properties	16	267	243
Direct operating expenses (including repairs and maintenance) generating rental income	(9)	(168)	(157)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(1)	(1)	(21)
Net profit arising from investment properties carried at cost	6	98	65

Undiscounted lease payments receivable to be received during the lease terms are immaterial.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.    INVESTMENT PROPERTIES (continued)
17(c)    Measuring investment properties at fair value
The fair value of the investment properties are stated below:

	As of December 31,
	2024	2023
	US$’000	US$’000
Land not being used for operation	11,567	10,678
Office buildings for rent	494	5,068
Warehouse	—	5,876
Land leasehold right	91	93
Other	8	9
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
17(d)    Pledge
Information about the investment properties that were pledged to others as collaterals is provided in Note 28(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.    INTANGIBLE ASSETS
Computer software

	2024	2023
	US$’000	US$’000
Cost
At January 1	761	738
Additions	54	40
Disposals	(11)	(19)
Exchange difference	(10)	2
At December 31	794	761
Accumulated amortization
At January 1	(637)	(599)
Amortization	(65)	(54)
Disposals	11	19
Exchange difference	7	(3)
At December 31	(684)	(637)
Net book value
At December 31	110	124

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. INVESTMENT IN ASSOCIATES
19(a)    Associates of our Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2024	2023
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.")	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	23.10%	23.10%
19(b)    Carrying amounts of investment in associates

	As of December 31,
	2024	2023
	US$’000	US$’000
At January 1	810	805
Share of loss of associates	(2)	(2)
Exchange difference	(1)	7
At December 31	807	810
The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. INVESTMENT IN ASSOCIATES
19(c) Summarized financial information for associates
The following table summarized financial information of our Company’s investments in associates:

	As of December 31,
	2024	2023
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	4	4
Non-current assets	1,834	1,835
Current liabilities	(3)	(2)
Non-current liabilities	(189)	(184)
Equity	1,646	1,653

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	807	810

	For the year ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(5)	(4)	(3)

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ loss for the year:	(2)	(2)	(1)
As of December 31, 2024 and 2023, our Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.    ASSETS CLASSIFIED AS HELD FOR SALE

As of December 31,
2024
US$’000
Non-current assets held for sale
Property, Plant and Equipment	333
Investment property	69
Right of use assets	357
Exchange differences	(12)
747
In April 2024, the Board of Directors resolved to sell the Shanghai plant and the associated land use rights. The contract was signed in December 2024, and the transaction is expected to be completed by the end of December 2025.
As of December 31, 2023 : None.

21.    TRADE AND OTHER PAYABLES

	As of December 31,
	2024	2023
	US$’000	US$’000
Trade payables	46,560	40,977
Other payables	10,660	10,766
	57,220	51,743
Other payables included refund liabilities arising from contracts with customers, which amounted to $9,387 and $9,395 as of December 31, 2024 and 2023, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.    EMPLOYEE BENEFIT LIABILITIES

	As of December 31,
	2024			2023
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	1,514	5,784	7,298	1,120	5,891	7,011
Long service leave	664	124	788	719	106	825
Total	2,178	5,908	8,086	1,839	5,997	7,836
22(a)    Pension – Defined contribution plans
Our Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2024, 2023 and 2022, were $1,304, $1,222, and $1,182, respectively.
22(b)    Pension – Defined benefit plans
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.    EMPLOYEE BENEFIT LIABILITIES (continued)
22(b)    Pension – Defined benefit plans (continued)
The following tables summaries the components of net benefit expense recognized in the income statement and the funded status and amounts recognized in the consolidated balance sheet for the plan:

	For the year ended December 31,
Net benefit cost	2024	2023	2022
	US$’000	US$’000	US$’000
Current service cost	438	442	447
Past service cost	—	—	48
Interest cost on benefit obligation	178	191	154
Net benefit cost	616	633	649

	For the year ended December 31,
Other comprehensive income	2024	2023	2022
	US$’000	US$’000	US$’000
Actuarial loss / (gain) – experience	79	(195)	(263)
Actuarial (gain) / loss – demographic assumption	—	(89)	74
Actuarial loss / (gain) – financial assumption	311	(1,601)	(543)
Actuarial loss / (gain)	390	(1,885)	(732)

	For the year ended December 31,
Change in the defined obligation	2024	2023	2022
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	7,011	8,896	9,854
Current service cost	438	442	447
Past service cost	—	—	48
Interest cost on benefit obligation	178	191	154
Benefits paid directly by our Company	(733)	(701)	(653)
Actuarial gain in other comprehensive income	390	(1,885)	(732)
Exchange differences	14	68	(222)
Defined benefit obligation at December 31	7,298	7,011	8,896

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.    EMPLOYEE BENEFIT LIABILITIES (continued)
22(b)    Pension – Defined benefit plans (continued)
Actuarial assumptions
The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

	2024	2023
	%	%
Discount rate	2.0-4.0	2.4-4.7
Rate of salary increase	3.0~6.5	3.0~6.0
Pre-retirement mortality	* Thailand TMO17 Tables, improving with the rate of 3.0% p.a.	* Thailand TMO17 Tables, improving with the rate of 3.0% p.a.
*TMO represented as Thailand Mortality Ordinary Tables
Maturity profile of defined benefit obligation
The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2024	2023
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	1,475	1,120
Between 2 and 5 years	2,711	2,856
Between 6 and 10 years	2,867	3,037
Total expected payments	7,053	7,013

Weighted average duration of defined benefit obligation	10 ~ 14 years	9 ~ 14 years
Sensitivity analysis
A one-percentage point change in the assumed rates would have yielded the following effects:

	2024	2023
	US$’000	US$’000
Discount rate – 1% increase	(544)	(552)
Discount rate – 1% decrease	474	482
Rate of salary increase – 1% increase	521	483
Rate of salary increase – 1% decrease	(588)	(543)
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.    EMPLOYEE BENEFIT LIABILITIES (continued)
22(c)    Long service leave
The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bond with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. As of December 31, 2024 and 2023, the amount of long service leave obligation was $788 and $825, respectively.

23. OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2023
	US$’000	US$’000
Contract liabilities	2,109	3,690
Dividend payable	220	220
Provisions	18	—
Onerous contracts provisions	184	2,306
Other current liabilities	1,741	1,019
Total	4,272	7,235
Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.
23(a)    Onerous contracts provisions

	For the year ended December 31,
	2024	2023
	US$’000	US$’000
At January 1	2,306	2,110
Recognized	147	2,196
Reversed	(2,205)	(2,040)
Exchange differences	(64)	40
At December 31	184	2,306

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. OTHER CURRENT LIABILITIES (continued)
23(b)    Contract Liabilities

	As of December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000
Current contract liabilities
Advance from customers	2,017	3,585	1,222
Custodial service	65	76	47
Transportation service	27	29	56
Total current contract liabilities	2,109	3,690	1,325
Our Company recognizes contract liabilities when it receives advance payments from customers before performance obligations have been performed.
23(b)    Contract Liabilities (continued)
Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2024	2023
	US$’000	US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Advance from customers	3,585	1,222
Custodial service	9	44
Transportation service	12	46
	3,606	1,312
24.    EQUITY
24(a)    Common shares

	As of December 31,
	2024	2023
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At January 1, 2023	20,627,327	206
At December 31, 2023	20,627,327	206
At December 31, 2024	20,627,327	206

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.    EQUITY (continued)
24(a)    Common shares (continued)

Treasury shares	Number of shares	US$’000
At January 1, 2023	11,100	38
At December 31, 2023	11,100	38
At December 31, 2024	11,100	38
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
24(b)    Dividends
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
APWC did not declare or pay dividends distributed to owners for the years ended December 31, 2024, 2023 and 2022.
24(c)    Other comprehensive income – net of tax
The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2024
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(5,459)	(5,459)
Re-measuring gains on defined benefit plans	(312)	—	—	(312)
Changes in fair value of financial assets at fair value through other comprehensive income	—	(52)	—	(52)
	(312)	(52)	(5,459)	(5,823)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.    EQUITY (continued)
24(c)    Other comprehensive income – net of tax (continued)

	For the year ended December 31, 2023
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	784	784
Re-measuring gains on defined benefit plans	1,508	—	—	1,508
Changes in fair value of financial assets at fair value through other comprehensive income	—	883	—	883
	1,508	883	784	3,175

	For the year ended December 31, 2022
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(9,506)	(9,506)
Re-measuring losses on defined benefit plans	585	—	—	585
Changes in fair value of financial assets at fair value through other comprehensive income	—	(1,082)	—	(1,082)
	585	(1,082)	(9,506)	(10,003)
25. RELATED PARTY TRANSACTIONS
The related parties are defined as affiliates of our Company; entities for which investments are accounted for by the equity method by our Company; the principal owners of our Company; its management; members of the immediate families of the principal owners of our Company and its management.
Moon View Ventures Limited (“Moon View”), PEWC, Singapore Branch, PEWC Singapore Co. (Pte) Ltd., Taiwan Submarine Cable Co., Ltd, and PEWC (HK) are controlled by PEWC. Moon View is the immediate holding company of our Company. Italian-Thai Development Public Company Limited (“Italian-Thai”) is the non-controlling shareholder of one of our Company’s operating subsidiaries in Thailand. SPHC is one of our Company’s equity investees. Fujikura Limited is a non-controlling shareholder of one of our Company’s operating subsidiaries in Thailand.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. RELATED PARTY TRANSACTIONS (continued)

25(a)    Outstanding balance with related parties
The following table provided the total amount of outstanding balance at December 31, 2024 and 2023.

		As of December 31,
		2024	2023
		US$’000	US$’000
Amounts due from related parties
The ultimate parent company	PEWC	54	107
	PEWC, Singapore Branch	21	14
	PEWC (HK)	—	130
	PACIFIC UNION CO., LTD.	—	13
	Sumi-Pac Construction Company, LTD.	14	—

Associate	SPHC	171	171

Non-controlling shareholder of subsidiary	Italian-Thai and its affiliates	347	933
		607	1,368
Amounts due to related parties
The ultimate parent company	PEWC	7,888	5,849
	PEWC Singapore Co. (Pte) Ltd.	400	400
	PEWC (HK)	—	1
	Sumi-Pac Construction Company, LTD.	—	299
	PACIFIC UNION CO., LTD.	—	17
	Pacific Holdings Group	49	—
	Italian-Thai and its affiliates	4	—

Associate	SPHC	1,362	1,362

Others		12	13
		9,715	7,941
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
See Note 28(b) credit risk of trade receivables for discussions on how our Company manages and measures credit quality of trade receivables that are neither past due nor impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. RELATED PARTY TRANSACTIONS (continued)

25(b)    Transactions with related parties
The transactions undertaken with related parties are summarized as follows:

		For the year ended December 31,
		2024	2023	2022
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	23,807	23,093	24,914
	Sales	9	14	—
	Construction income received	2,320	1,006	3
	Management fee received	5	29	10
	Management fee paid	179	205	172
	Information technology service fee paid	101	132	120
	Interest expenses paid	3	—	—
	Rental fee paid	101	104	18
	Vehicle sale proceeds received	—	18	—
	Materials purchased for interior office redecorating	—	—	8
	Other employee benefits-Others	5	—	—
Sumi-Pac Construction Company, LTD.	Construction income received	67	—	—
	Rental fee received	20	26	—
	Service fee received	68	31	—
	Purchases	—	280	—
Pacific Charity Foundation	Rental fee received	6	9	—
	Donation	4	—	—
PACIFIC UNION CO., LTD.	Construction income received	6	11	—
Chung-Tai Technology Development Engineering Corporation	Rental fee received	15	11	—
	Miscellaneous purchases	11	—	—
	Service fee received	1	1	—
PEWC (HK)	Sales	12	7,437	18,309
	Service fee paid	—	67	156

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	5,734	5,230	8,772
	Loss allowance	—	4,565	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. RELATED PARTY TRANSACTIONS (continued)

		For the year ended December 31,
		2024	2023	2022
		US$’000	US$’000	US$’000
Pacific Holdings Group	Service fee paid	196	—	—

Others	Fabrication cost	173	150	277
	Vehicle sale proceeds received	—	25	—
As of December 31, 2023, our Company has an outstanding balance from product sales to Italian-Thai, amounting to $5.6 million. The majority of this outstanding payment, amounting to $4.6 million, was overdue by more than one year. In 2023, our Company recognized a loss allowance of $4.6 million. This decision was based on several factors, including (1) Italian-Thai’s 2023 financial statement being issued with a disclaimer of opinion related to scope limitation, primarily due to a going concern issue; (2) our Company has not obtained any collateral or guarantees related to the unpaid payments; and (3) Italian-Thai’s current financial condition, as evidenced by relevant News and credit rating information in Thailand. Considering the aforementioned factors, our management deemed it appropriate to record a full loss allowance in 2023. During the year of 2024, the Company has recovered $1.4 million from the above Italian-Thai's outstanding payments and the remaining outstanding payments of $4.2 million were deemed impaired and had been fully provided for in 2023.
25(c)    Terms and condition of transactions with related parties
The sales to and purchases from related parties are based on negotiation by the entities. Outstanding balances at the year-end are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
Our Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2024, 2023 and 2022.
Our Company leased office from PEWC. The lease terms and prices were both determined in accordance with mutual agreements. The rental fee were paid to PEWC monthly; the related expenses were both classified under manufacturing, selling, and administrative, research and development expenses.
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
25. RELATED PARTY TRANSACTIONS (continued)

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
25(d)    Compensation of key management personnel of our Company

	For the years ended December, 31
	2024	2023	2022
	US$’000	US$’000	US$’000
Short-term employee benefits	2,020	1,898	1,953
Post-employment benefits	185	88	48
Total compensation paid to key management personnel	2,205	1,986	2,001
The amounts disclosed in the table were recognized as expenses during the reporting periods.
26.    COMMITMENTS AND CONTINGENCIES
26(a)    Purchase commitments
As of December 31, 2024 and 2023, our Company had commitments to purchase raw materials totaling $148 million to $158 million and $127 million to $147 million (16,845 to 17,945 metric tons and 14,765 to 17,115 metric tons), respectively, from third parties and PEWC at the prices stipulated in the contracts.
26(b)    Capital commitments
As of December 31, 2024 and 2023, our Company had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.7 million and $0.7 million, respectively.
26(c)    Guarantees
As of December 31, 2024 and 2023, APWC provided a corporate guarantee not exceeding the sum of $28 million and $29 million, respectively, for the bond performance and banking facility of Sigma Cable.
As of December 31, 2024 and 2023, there were outstanding bank guarantees of $13 million and $17 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.    COMMITMENTS AND CONTINGENCIES (continued)
26(d)    Service commitments
As of December 31, 2024 and 2023, our Company had commitments in respect of management consulting services with related parties totaling $0.03 million and $0.10 million, respectively.
27.    FAIR VALUE MEASUREMENT

Fair value information:
As of December 31, 2024	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(21)	—	(21)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,586	—	—	2,586
Leijyu Co., Ltd. (transliteration)	483	—	—	483
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	11,567	—	—	11,567
Office buildings	494	—	—	494
Land leasehold right	91	—	—	91
Other	8	—	—	8
There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FAIR VALUE MEASUREMENT (continued)

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
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES
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
28(a)    Market risk
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
The sensitivity analysis in the following sections relate to the position as of December 31, 2024 and 2023.
The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(i)Interest rate risk
Our Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 14% of our Company’s financial liabilities bear floating interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.
At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2024 and 2023 to increase/decrease by $74 and $115, respectively.
(ii)Equity price risk
Our Company’s exposure to equity price risk arises from unquoted instrument held by our Company and classified in the balance sheet as non-current financial assets at fair value through other comprehensive income.
The fair value and the sensitivity analysis of the held equity instrument are disclosed in Note 11(d).
(iii)Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Our Company’s exposure to the risk of changes in foreign exchange rates arise from sales, purchases and borrowings by operating units in currencies other than the unit’s functional currency. Our Company’s principal operations are located in Thailand, the PRC, Singapore and Australia and a substantial portion of its revenues are denominated in Thai Baht, RMB, TWD, Australian dollars or Singapore dollars, whereas a substantial portion of our Company’s cost of sales are denominated in U.S. dollars, its reporting currency. Any devaluation of the functional currencies of our Company’s principal subsidiaries against the U.S. dollar would likely have an adverse impact on the operations of our Company. Management monitors the foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.(refer to Note 11(c)(ii))
The balances of financial assets and liabilities denominated in a currency different from our Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2024	2023	2024	2023
United States dollar (USD)	8,052	5,135	23,582	4,689
Thai Baht (THB)	8,357	4,254	191,489	891,587
Singapore dollar (SGD)	160	296	47	11
Taiwan dollar (TWD)	14,953	28,780	4,704	2,920
Renminbi (RMB)	19	18	2	—
Hong Kong dollar (HKD)	6,789	4,649	24	25
Euro (EUR)	8	8	1	—

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

	Change rate	USD	THB	SGD	TWD	HKD	EUR

2024	5%	(776)	(269)	4	16	44	—
	-5%	776	269	(4)	(16)	(44)	—
2023	5%	22	(1,303)	11	42	30	—
	-5%	(22)	1,303	(11)	(42)	(30)	—
(iv.)     Commodity price risk
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
Commodity price sensitivity
The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2024
Copper	+6%	1,826	N/A
	-6%	(1,826)	N/A
2023	-14%	(3,296)	N/A
Copper	+14%	3,296	N/A
On average, copper composes around 80% and 73% of the product cost in the years ended December 31, 2024 and 2023, respectively. The above sensitivity analysis is based on the most significant fluctuation rate of the month in December 31, 2024 as compared to the same month in 2023 and the most significant fluctuation rate of the month in 2023 as compared to the same month in 2022 and one month manufacturing lead time to estimate its impact on profit before tax in the years ended December 31, 2024 and 2023, respectively.
28(b)    Credit risk
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
Our Company enters into transactions with related parties in the ordinary course of its business. Refer to Note 25(b) for our Company’s general credit risk management practices.
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
(iii)Measurement and recognition of expected credit losses
Our Company recognizes a loss allowance for expected credit losses on trade receivables and contract assets by using a provision matrix. Refer to Note 12(c) and 25(a) for the approach used to measure expected credit losses of trade receivables, Note 12(b) for the loss allowance recognized, and Note 12(a) for changes in the loss allowance on trade receivables. While contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.
Our Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the years ended December 31, 2024 and 2023 were immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.
(iv)Write off policy
Financial instruments are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(iv)    Write off policy (continued)
with our Company, and a failure to make contractual payments for a period of greater than generally 90 days past due.
(v)Concentrations of credit risk
As of December 31, 2024 and 2023, trade receivables from one customer represented 12.83% and 12.48% of total trade receivables of our Company, respectively. The credit concentration risk of other trade receivables is insignificant.
28(c)    Liquidity risk
Liquidity risk arises from the financial liabilities of our Company and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages our Company’s liquidity risk by closely monitoring cash flow from the operations. Our Company has about $34 million in cash and cash equivalents, $193 million in unutilized amounts of bank loans, and the total financial liabilities is $98 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered not high as of December 31, 2024.
The table below summarizes the maturity profile of our Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2024
Financial liabilities
Interest-bearing loans and borrowings	24,742	7,932	—	—	32,674
Trade and other payables	57,220	—	—	—	57,220
Due to related parties	9,715	—	—	—	9,715
Financial liabilities at fair value through profit or loss	21	—	—	—	21
Lease liability	762	843	388	147	2,140
	92,460	8,775	388	147	101,770

As of December 31, 2023
Financial liabilities
Interest-bearing loans and borrowings	57,170	—	—	—	57,170
Trade and other payables	51,743	—	—	—	51,743
Due to related parties	7,941	—	—	—	7,941
Financial liabilities at fair value through profit or loss	74	—	—	—	74
Lease liability	676	673	386	355	2,090
	117,604	673	386	355	119,018

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
28(d)    Capital management
The primary objectives of our Company’s capital management are to safeguard our Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital.
Our Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, our Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. Our Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024 and 2023.
In line with industry practices, our Company monitors capital on the basis of the following gearing ratio:
(i)Net debt - This includes interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents, as shown in the consolidated balance sheets.
(ii)Total equity - As reported in the consolidated balance sheets.
The definition of net debt used by our Company to calculate the gearing ratio focuses on actual financial obligations while subtracting available cash. This approach provides a clearer picture of the Company's true debt position, offering a more realistic assessment of leverage and operational focus.

	As of December 31,
	2024	2023
	US$’000	US$’000
Interest bearing loans and borrowings	28,970	53,737
Trade and other payables	57,220	51,743
Less: cash and cash equivalents	(34,035)	(37,970)
Net debt	52,155	67,510
Total Equity	215,365	214,621
Capital and net debt	267,520	282,131
Gearing ratio	19.5%	23.9%
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
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
28(e)    Collateral
The credit lines of our Company were collateralized by:
(i)Mortgage of our Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $11,447 at December 31, 2024 (2023: $10,211);
(ii)Pledge of other receivables of $1,104 at December 31, 2024 (2023: $1,138) ;
(iii)Corporate guarantee issued by APWC.

28(e)    Collateral (continued)
(iv)A trading facility was secured by all the assets with total carrying amount of $40,250 of a subsidiary as of December 31, 2024 (2023: $41,058).
The weighted average interest rates on bank loans and overdrafts as of December 31, 2024 and 2023 were 4.20% and 4.31% per annum, respectively.
29.    CASH FLOW INFORMATION
29(a)    Investing activities with partial cash payments

(i) Purchase of PPE	For the year end December 31,
	2024	2023
	US$’000	US$’000
Acquisition of property, plant and equipment	4,488	4,649
Add: Payable for PPE or CIP - Opening	56	152
Less: Payable for PPE or CIP - Ending	(316)	(56)
Less: Prepayment for PPE & CIP - Opening	(108)	(599)
Add: Prepayment for PPE & CIP - Ending	97	108
Cash paid during the year	4,217	4,254

(ii) Dividend paid	For the year end December 31,
	2024	2023
	US$’000	US$'000
Dividends paid to company’s shareholders	1	284
Add: Payable for dividends - Opening	220	291
Less: Payable for dividends - Ending	(220)	(220)
Other	—	2
Cash paid during the year	1	357

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
29.    CASH FLOW INFORMATION (continued)
29(b)    Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2023	57,731	2,574	60,305
Changes in cash flows	(4,457)	(691)	(5,148)
Foreign exchange adjustments	463	21	484
Acquisition lease	—	177	177
Other changes	—	(1)	(1)
Remeasurement	—	1	1
Balance at December 31, 2023	53,737	2,081	55,818
Changes in cash flows	(23,521)	(736)	(24,257)
Foreign exchange adjustments	(1,246)	(96)	(1,342)
Acquisition lease	—	831	831
Other changes	—	(6)	(6)
Remeasurement	—	(1)	(1)
Balance at December 31, 2024	28,970	2,073	31,043
30.    SUBSEQUENT EVENT
30(a)    CTW dividend payments
On February 25, 2025, the Board of Directors of Charoong Thai declared a cash dividend distribution to its shareholders amounted to $0.6 million (Baht 19.9 million, equivalent to Baht 0.05 per share), $0.3 million of which will be distributed to non-controlling interest. The dividend will be paid on May 16, 2025. This dividend distribution plan requires the approval of the 2024 Annual General Meeting of Shareholders of Charoong Thai.
Other than the above events, our Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of our Company, the results of those operations, or the state of affairs of our Company.

31.    APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorized for issuance by the Board of Directors on March 31, 2025.