Form 20-F
period 2025-12-31
ASIA PACIFIC WIRE & CABLE CORP LTD
filed 2026-04-29
CIK 1026980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14542
ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China
(Address of principal executive offices)
Ben Lee
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China
Tel: +886-2-27122558
Email: ben.lee@apwcc.com
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
20,616,227 Common Shares outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
APWC has one class of registered securities referred to herein as the "Common Shares", which are listed on the Nasdaq Capital Market tier ("Capital Market Tier") of the Nasdaq Stock Market ("Nasdaq") stock exchange. All references to “outstanding” in respect of APWC’s Common Shares shall mean that such Common Shares have been issued by APWC and are not registered in APWC’s register of members as treasury shares.
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
Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties which could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. For purposes of this section, the term "our" may refer to both APWC and APWC together with its operating subsidiaries. Important factors that could cause or contribute to such differences include, but are not limited to
•the volatility related to commodities, including copper, our principal raw material, including the demand for, available supply, pricing, consistency in quality, and their individual or collective impact on demand for our products and services;
•the introduction of competing products, technologies, price competition and other competitive pressures affecting our ability to maintain and develop market share for our products;
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
•the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism, war, political and social unrest, or major hostilities;
•exposure to political, economic and geopolitical developments, including nationalism or isolationist policies leading to trade disputes, tariffs, retaliatory trade actions, supply chain interruptions, and other measures which may increase costs, reduce product demand and disrupt operations;
•the impact of pandemics, government implemented lockdowns, and other mandates on our business, operations, product demand and liquidity;
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
•fluctuations in currency, exchange and interest rates; and
•the impact of, and other factors that are discussed in this Annual Report and in our other filings made with the U.S. Securities and Exchange Commission (the "SEC" or "Commission").
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
•the fact that our Common Shares are traded on a national stock exchange in the United States and the relative liquidity or lack thereof, based upon the historical trading volume of those shares and the small size of our public float;

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
Summary of Risk Factors: Following is a summary of the more detailed discussion of the principal risks we face, organized under relevant headings. This summary is not exhaustive and you should read this section 3.D. Risk Factors in full.
Business:
•Geopolitics and Tariffs: Recent shifts in U.S. trade policy—including the effects of the February 2026 U.S. Supreme Court ruling on IEEPA tariffs and subsequent 10% import surcharges.
•Geopolitical instability in the Middle East, including shipping disruptions through the Strait of Hormuz, has significantly increased the cost and volatility of aluminum and copper, which may lead to material supply shortages and margin compression.
•Significant volatility in copper prices could be detrimental to our profitability.
•The markets in which our Company operates are highly competitive and may be affected by competition with SOEs and we cannot guarantee we will have the available capital to make necessary capital expenditures.
•Our Company operates in highly concentrated end markets, and the loss of individual customers in such markets could have a material adverse impact on our position in that market as a whole.
•Our business could be harmed if we fail to attract and retain qualified personnel.
•We are subject to certain environmental protection laws and regulations governing our operations.
•Information systems failure or cybersecurity breaches could have a material adverse effect on our Company, including on our business, financial condition, and results of operations.
Financial Activities:
•Restrictive covenants and default provisions in existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, business, financial condition and results of operations.
•We are exposed to foreign exchange rate risk.
Regional Operations:
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
Common Shares and APWC:
•The Common Shares may be delisted from Nasdaq, which could affect their market price and liquidity.
•As a foreign private issuer ("FPI"), there is less publicly available information concerning our Company than there would be if APWC was a U.S. public company.
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
•Control of APWC rests with its majority shareholder, Pacific Electric Wire & Cable Co., Ltd., a Taiwanese company ("PEWC"), and APWC relies on Nasdaq’s controlled company and FPI exemptions, all of which could materially and adversely affect our corporate governance.
•Changes in regulations affecting FPIs such as APWC, including the elimination of exemptions from regulations utilized by FPIs, could substantially impact the manner in which APWC presently operates and is structured, including, but not limited to, its corporate governance, reporting and disclosure requirements, and continued stock exchange listing.
Risks Related to Our Business
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
Taiwan
Our Company's parent jurisdiction, Taiwan, has not yet fully implemented the Pillar Two rules. However, Taiwan has increased the Alternative Minimum Tax (AMT) rate for profit-making enterprises belonging to multinational groups from 12% to 15%, effective from 2025. This adjustment aims to align with the global minimum tax rate and reduce the risk of double taxation.
Bermuda
APWC is incorporated in Bermuda, which enacted the Corporate Income Tax Act 2023 implementing a corporate income tax ("CIT") in line with the OECD’s Pillar Two global minimum tax framework. This tax applies to Bermuda-

based entities within MNE groups with annual revenues of at least €750 million. The CIT rate is 15%, which became effective in 2025.
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
Geopolitics and Tariffs.
Trade policies and tariffs in 2025 were unpredictable, experiencing shifting escalations, reductions and confusion. The imposition or threat of tariffs served as a catalyst for trade deals, including the renegotiation of certain existing bilateral or multi-lateral trade agreements and treaties with other countries. On April 2, 2025, President Trump announced sweeping tariffs on nearly all U.S. trading partners, most of which were never implemented, but were threatened against countries that failed to negotiate a trade deal. To facilitate deals, the Potential Tariff Adjustments for Aligned Partners (PTAAP) framework was established in September 2025 under Executive Order 14346, which allows the U.S. to adjust tariffs for trading partners who demonstrate meaningful commitments in reciprocal trade and security agreements. The framework was designed to provide Most-Favored-Nation (MFN) tariff treatment for eligible products, offering a potential reduction to zero percent tariffs for imports that meet specific criteria.
In its ruling issued February 20, 2026, the Supreme Court of the United States struck down the tariffs imposed on imports from Canada, China, and Mexico by one set of executive orders (the “fentanyl orders”) and on imports from all countries (the “reciprocal order”) by another. The Supreme Court ruled that the tariffs exceeded the powers given to the president by Congress under the International Emergency Economic Powers Act (IEEPA), a 1977 law that allows the executive to “regulate commerce” during national emergencies created by foreign threats. Unaffected by the ruling were tariffs imposed under (i) Section 232 of the Trade Expansion Act of 1962, targeting products deemed to impair national security, and (ii) Section 301 of the Trade Act of 1974, authorizing the President to impose duties on counties engaging in unfair trade practices. The U.S. Customs and Border Protection issued a bulletin on February 22, 2026, ending collection of all IEEPA tariffs and recent lawsuits were filed seeking recovery of tariffs paid pursuant to the IEEPA tariffs.
In response to the Supreme Court ruling, through presidential proclamation issued February 20, 2026, President Trump imposed, for a period of 150 days, a temporary import surcharge of 10 percent ad valorem, on certain articles imported into the United States, effective February 24, 2026. The authority cited included Section 122 of the Trade Act of 1974, which authorizes the President to proclaim, for up to 150 days, temporary import surcharges not to exceed 15% and import limitations through quotas, to address “fundamental international payments problems,” including large balance-of-payments deficits. On March 5, 2026, the Section 122 tariffs were formally challenged in a lawsuit filed by 24 states in the U.S. Court of International Trade on the basis that (i) the statutory conditions required to implement tariffs under Section 122 have not been met, and (ii) the tariffs go beyond the statutory scope of tariffs provided for in Section 122.
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
Geopolitical instabilities and military conflicts may cause volatility in the financial markets, a reduction or instability in global trade, supply chain disruption and resulting cost increases. In February 2026, ongoing hostilities in the Middle East erupted into armed conflict between the U.S., Israel and Iran, and quickly escalated with drone and missile strikes into neighboring Middle East countries. The Middle East conflict's disruption to our business is discussed below in the immediately following section.
Geopolitical instability in the Middle East has caused disruptions in the global petroleum and aluminum supply chain and volatility in raw material prices, and may materially and adversely affect our business, financial condition, and results of operations.
Aluminum and petroleum products, such as PVC and PE, are critical components in our manufacturing processes. In early 2026, the global petroleum and aluminum markets experienced significant volatility and supply constraints due to the escalating conflict in the Middle East. This region accounts for approximately 30% of global petroleum production and 9% of global primary aluminum production. The Company does not source directly from aluminum producers in the Middle East as alternative producers can be found in Asia. However, across all the geographies where the Company has manufacturing facilities, there is a significant reliance on petroleum exports from the Middle East. The disruptions have impacted our business in the following ways:
The disruption of shipping routes through the Strait of Hormuz has hindered the export of petroleum. If we are unable to secure alternative supply sources in a timely or cost-effective manner, we may experience production slowdowns or halts.
Aluminum Price Volatility: The London Metal Exchange (“LME”) aluminum price has reached multi-year highs, peaking above $3,400 per tonne in March 2026. This "geopolitical premium," combined with low global inventory levels, has increased our cost of goods sold (COGS). While we may employ hedging strategies to mitigate price risk, these may not be sufficient to offset rapid or sustained price increases, and we may be unable to pass these costs on to our customers without affecting demand.
Crude Oil Price Volatility and Surges: Our manufacturing costs are highly sensitive to the price of petroleum and natural gas liquids used to produce ethylene, a primary feedstock for PVC. Following the escalation of the Iran conflict in early 2026, Brent crude prices surged from approximately $73 to over $103 per barrel by mid-March. A sustained closure of the Strait of Hormuz could push prices to a even higher level, materially increasing our raw material expenses and reducing our gross margins.
Operational Curtailment and Force Majeure at Petrochemical Hubs: A significant portion of the global supply of polymers, including PVC and PE, originates from the Gulf region. In March 2026, major regional producers, announced production halts for downstream polymer products following attacks on infrastructure. Furthermore, the threat to major ports in the region has led to the suspension of numerous shipments. We face the risk that our suppliers may declare force majeure, leading to an inability to fulfill our production requirements.
Logistical Costs and Surcharges: We have seen a rise in physical delivery premiums and freight costs. There are also potential delays in deliveries as shipping is rerouted. These delays could complicate our inventory management and increase our working capital requirements.
Any prolonged inability to obtain aluminum and petroleum products at competitive prices, or at all, would result in reduced margins, late delivery penalties, and a potential loss of market share to competitors with more diversified or localized supply chains.
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
APWC's subsidiaries each have their respective information systems to support the operation of such subsidiary. While APWC’s operating subsidiaries vary in the degree of reliance that they place on their information systems, a pervasive, persistent failure or interruption or interruption of these systems could materially adversely affect our Company’s business, financial condition and results of operations. Among other things, financial data may be corrupted and financial information may not be accurately reported or presented in a timely manner, which could impair our Company’s ability to timely file periodic or annual reports with the SEC or timely disseminate material information to shareholders. Because there is no unified framework for administering information systems amongst APWC’s subsidiaries, our competitors with a unified framework for administering information systems across their subsidiaries may have a competitive advantage over us and may be able to more efficiently administer such systems and respond to incidents and minimize risk to their business.
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

Our customer’s ultimate owner and corporate structure may be unknown.
Our Company supplies products to public and private companies, some of which may be ultimately owned in whole, or in majority part, by a multi-national organization or a private individual, either directly or structured through a labyrinth of entities incorporated in multiple jurisdictions. Should an entity in the customer’s corporate ownership chain become subject to sanctions issued by governing bodies such as the U.S Department of Treasury’s Office of Foreign Assets Control or the United Kingdom’s HM Treasury’s Office of Financial Sanctions Implementation, financial assets and bank accounts of our customer may be frozen or seized, thereby delaying or preventing payment to us of trade receivables, which may materially adversely impact our business, financial condition and results of operations.

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
Our principal operations and properties are located in the three regions that constitute our business segments, namely the North Asia, Thailand and ROW regions. Although our reporting currency is the U.S. dollar, the functional currency of our Thailand region, which accounted for 36% of sales in 2025, is the Thai Baht. The functional currencies of our ROW region, which accounted for 46% of sales in 2025, are the Australian dollar and the Singapore dollar. The functional currencies for our North Asia operations, which in total accounted for 18% of sales in 2025, are divided into three groups: (1) the PRC Subsidiaries, whose functional currency is the RMB, (2) Crown Century, whose functional currency is the U.S. dollar, and (3) the ROC Subsidiaries, whose functional currency is the TWD. Accordingly, the functional currency accounts of these operations are all translated into U.S. dollars utilizing the reporting date exchange rate for balance sheet accounts, and an average exchange rate for the year for the income statement accounts, for reporting purposes. Any devaluation of the Baht, the Australian dollar, the Singapore dollar, the TWD, or the RMB against the U.S. dollar would adversely affect our financial performance, as measured in U.S. dollars.
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
The 2017 PRC Cybersecurity Law ("CSL") was enacted with the aim of increasing data protection, data localization, and cybersecurity in the interest of national security. Related laws include the PRC Data Security Law, effective September 1, 2021 (the "DSL") and the Personal Information Protection Law, effective November 1, 2021 (the "PIPL"). The DSL, PIPL and CSL, (collectively, the "China Data Laws") form the over-arching framework that governs data protection and cybersecurity in the PRC. The CSL focuses on cybersecurity and the protection of the critical information infrastructure (“CII”), the DSL focuses on regulating “important" and data processing activities that would have an impact on national security, and the PIPL focuses on protecting personal information. On September 30, 2024, the State Council of the People's Republic of China promulgated the Administrative Regulations on Cyber Data Security (2024) (the "CDS Regulations") effective January 01, 2025, introducing new obligations for processors of network data and supplementing the data security protection obligations under the China Data Laws. Amendments to the CSL, effective January 1, 2026 include (i) increased and new tiered penalties for violations, (ii) stricter measures for certification, testing and review of critical network equipment, (iii) a broader range of enforcement measures for related violations, and (iv) a new article providing broader support for AI research and development. The amendments aimed to harmonize the rules and responsibilities with other PRC laws, including the DSL and PIPL. The scope of activities overseas subject to enforcement was broadened to include any activity that endangers the PRC’s cybersecurity and subsequently causes consequences in the PRC, with the imposition of sanctions such as freezing assets.
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
The National Cybersecurity Standardisation Technical Committee of China (TC260) released a national standard for data classification titled “Data Security Technology — Rules for Data Classification and Grading” effective October 1, 2024. The technical standards provide guidelines for companies and regulators to identify data as “core”, “important”, and “general”, and thereby subject the data to differentiated protection standards as required under the China Data Laws. “Core” data includes data with a high degree of coverage, that reaches a high level of precision, is large in scale, and reaches a certain depth in a domain, group, or region that once illegally used or shared, may directly affect political security. Core data mainly includes data related to national security key areas, national economic lifelines, people’s livelihoods, and major public interests, as evaluated and determined by relevant state departments. “Important” data includes data specific to certain fields, groups, and regions, or reaching a certain level of precision and scale that, once leaked, tampered with, or destroyed, may directly jeopardize national security, economic operation, social stability, public health, and safety. Data that only affects the organization itself or individual citizens is generally not considered important data. “General” data is other data that does not fall within the definition of core or important data.
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
Several key changes under the FIL include protection of foreign IP rights and trade secrets, and equal treatment of domestic and foreign companies in government procurement. As the Old FIL Laws were repealed at the same time the FIL became effective, foreign-invested enterprises ("FIE") became subject to the PRC Company Law and Partnership Enterprise Law, which stipulate different rules on corporate governance, voting, profit distributions and equity transfer restrictions, among others. FIEs established before the FIL’s effective date have a five-year transition period to convert to the appropriate corporate form and make necessary adjustments to their articles of association and other documents to comply with such rules, which now apply to foreign and domestic investors alike. The FIL imposes information reporting requirements on foreign investors and FIEs and any found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities. We continue our review of the provisions regarding equity interest transfers and distribution of profits or remaining assets, and specific adjustments FIEs must undertake.
On September 8, 2024, the National Development and Reform Commission ("NDRC") and the Ministry of Commerce of the PRC ("MOFCOM") jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Version) effective November 1, 2024. The wire & cable industry is not within the sector where foreign investment is prohibited or restricted in the 2024 Version. Accordingly, APWC’s PRC business is unlikely to be directly affected by the rules and enforcement actions targeting variable interest entity structures, even if APWC proposes a spin-off of its PRC entities and an offshore listing. However, it is not known whether these matters will be addressed by additional laws or regulations promulgated pursuant to the FIL. The FIL could be interpreted and implemented in a manner that could have a material adverse effect on our Company’s business, financial condition and results of operations.
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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Our PRC subsidiaries represent the majority of the sales in our North Asia segment, which segment constituted approximately 18% of our sales in 2025. Substantially all revenues of our subsidiaries organized under the laws of the PRC, are denominated in RMB. Shortages in the availability of foreign currency in the PRC may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade-related payments, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements, including, among others, submission of relevant documentary evidence of such transactions to designated foreign exchange banks in the PRC for processing of relevant payments. We are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks in the PRC. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law and may be subject to taxation. As a result, our PRC subsidiaries may be restricted in their ability to transfer cash outside of the PRC whether in the form of dividends, loans, and advances. If our PRC subsidiaries distribute dividends, these restrictions and requirements could reduce the amount of distributions that we would receive, which could in turn restrict our ability to fund our operations, generate income, pay dividends, and service our indebtedness.
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
In addition to Nasdaq’s enumerated criteria for continued listing on the Capital Market Tier, Nasdaq has broad discretionary public interest authority that it can exercise to apply additional and more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities met all enumerated criteria for continued listing on Nasdaq. We cannot assure you that Nasdaq will not exercise such discretionary authority.
In accordance with the provisions of Bermuda's Companies Act 1981 (the "Companies Act") and Exchange Control Act 1972, as amended (the "Exchange Control Act"), and related regulations of Bermuda, the permission of the Bermuda Monetary Authority (the "BMA") is required for all issues to and transfers of securities in Bermuda companies involving non-residents of Bermuda for exchange control purposes, other than in cases where the BMA has granted a general permission. Part I, paragraph 1 of the BMA's Notice To The Public dated June 1, 2005 ("BMANotice"), states: "Where any Equity Securities of a Bermuda company are listed on an Appointed Stock Exchange, general permission is hereby given for the issue and subsequent transfer of any securities of the company from and/or to a non-resident, for as long as any Equity Securities of the company remain so listed." The BMANotice's general permission applies to APWC as the Common Shares satisfy the definition of "Equity Security" as defined in the BMANotice and are listed on Nasdaq, a Bermuda Minister of Finance appointed stock exchange. The general permission does not express an opinion by the BMA on APWC’s financial soundness or the correctness of any of the statements made or opinions expressed herein. Consequently, if the Common Shares are delisted from Nasdaq, it will be necessary to obtain the prior permission of the BMA to transfer such Common Shares to any transferee, subject to any applicable general permissions issued by the BMA.
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
Changes in rules and regulations applicable to FPIs could adversely affect APWC.
As an FPI, APWC is exempt from several securities regulations pertaining to disclosure, filing, and corporate governance requirements, some of which are utilized by APWC, as discussed herein. Two recent events raise concern on the future structure, requirements and operations of FPIs as they exist today.
On December 18, 2025, the Holding Foreign Insiders Accountable Act (“HFIAA”), included as Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, was signed into law. HFIAA amended Section 16(a)(1) of the Exchange Act by inserting "(including, solely for the purposes of this subsection, every person who is a director or an officer of a foreign private issuer, as that term is defined in section 240.3b-4 of title 17, Code of Federal Regulations, or any successor regulation)", thus eliminating the exemption previously afforded FPI insiders from Section 16(a) public disclosure requirements.

On June 4, 2025, following an SEC open meeting, the Commission issued a concept release to solicit public comment on the definition of an FPI, seeking input on possible approaches to amending the FPI definition, including (i) updating the existing FPI eligibility criteria, (ii) adding a foreign trading volume requirement. (iii) adding a major foreign exchange listing requirement, (iv) incorporating an SEC assessment of foreign regulation applicable to the FPI, (v) establishing new mutual recognition systems, similar to the approach used for Canadian issuers under the Multijurisdictional Disclosure System, (vi) or adding an international cooperation arrangement requirement that the FPI be incorporated or headquartered in a jurisdiction that is a signatory to the IOSCO Multilateral Memorandum of Understanding Concerning Consultation, Cooperation, and the Exchange of Information ("MMoU") or the Enhanced MMoU.
The elimination of the decades old exemption for FPIs from the reporting requirements of Section 16(a), together with the timing of the concepts raised by the Commission, will require heightened awareness and monitoring of proposed laws and regulations relating to FPIs to assess their potential effect, adverse or otherwise, on the manner in which APWC presently conducts its business.
As a foreign private issuer, there is less publicly available information concerning our Company than there would be if APWC was a U.S. public company.
As an FPI, APWC is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, APWC is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14. While APWC’s senior management and directors are now subject to the reporting obligations under Exchange Act Section 16(a) with respect to their purchases and sales of APWC’s securities, they remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short-sale prohibitions of Section 16(c). Moreover, APWC is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies, and is not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there is less publicly available information concerning our Company than there would be if APWC was a U.S. public company.
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
Our Common Shares have a limited public float and low trading volume, which could lead to higher bid-ask spread and price volatility, affecting the liquidity of our shares.
Liquidity, or the ease with which shares can be bought or sold at a stable price, is often a function of the quantity of shares publicly held by unrelated parties. Highly liquid stocks have high trading volumes, narrow bid-ask spreads, lower price volatility, and share prices unaffected by large transactions. As of December 31, 2025, approximately 80.9% of APWC’s issued and outstanding Common Shares were directly or beneficially owned by PEWC. Following the completion of APWC’s rights offering in February 2026, (as further described in Item 7.A. herein) and as of the date of this Annual Report, approximately 84.1% of APWC’s issued and outstanding Common Shares are directly or beneficially owned by PEWC. Given PEWC’s sizable percentage ownership, our Common Shares have a limited public float, which adversely affects trading volume and liquidity.
While listed on Nasdaq, historical trading volume and demand for our Common Shares has been limited. Our Common Shares have experienced significant share price and volume fluctuations and could be subject to similar fluctuations in the future. As a consequence, shareholders may find that the value of their Common Shares, and/or their ability to sell their Common Shares quickly or in substantial amounts, may be materially adversely affected by the limited public trading market of the Common Shares. In the future, the Common Shares may experience significant price fluctuations which could materially adversely affect the value of a shareholder's ownership interest in APWC.
Factors affecting the share price and trading volume fluctuations, many of which are beyond our control, include the level of purchases or sales in our Common Shares relative to total trading volume, actual or anticipated actions by PEWC, including their purchase or sale of our Common Shares, actual or anticipated changes in our financial condition and operating results, changes in our capital structure or liquidity including the issuance of additional debt or equity to the public, changes in our dividend policy, news regarding our products or geographic markets, and broad market and industry fluctuations. The volatility in our share price, and limited trading volume in our Common Shares, affects not only our shareholders, but could adversely affect our business and financing opportunities.
Our limited public float has been a source of shareholder concern, and an investor campaign, whether based on this issue or some other shareholder concern, could cause us to incur substantial costs, divert management’s attention and resources from our business and operations and have an adverse effect on our business. We have been in the past, and may continue to be, subject to proposals by investors urging us to take certain actions. Responding to investor campaigns is generally costly and time-consuming, as we may need to retain the services of legal, financial and communications advisors to assist APWC in responding to the investor’s concerns, the costs of which could negatively impact our future financial results. In addition, perceived uncertainties as to our future direction, strategy or leadership arising from an investor campaign could cause our stock price to experience periods of enhanced volatility or harm our ability to raise capital.
APWC may not be able to resume paying a dividend and any dividends paid in the future could be reduced or eliminated, which could adversely affect our prevailing market price.
APWC did not declare or pay any dividends for the years ended December 31, 2025, 2024, 2023 and 2022. There are a number of factors that can affect APWC’s ability to pay dividends and there is no guarantee that APWC will pay dividends in any given year or pay any specific amount of dividends. APWC may not be able, or may choose not to reinstate its dividend program and pay future dividends, and if reinstated any future dividend could again be eliminated or reduced. The declaration, amount and payment of future dividends are at the discretion of APWC’s Board of Directors (the "Board") and will be dependent on our Company’s future operating results and the cash requirements of our Company’s business. In addition, APWC will not pay dividends in the event it is not allowed to do so under Bermuda law. Furthermore, since APWC is a holding company, nearly all of the assets shown on its consolidated balance sheet are held by its subsidiaries. Accordingly, APWC’s cash flow and its ability to pay dividends are dependent upon distributions from its subsidiaries. The reduction, suspension or elimination of dividends may negatively affect the market price of the Common Shares.
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
APWC is incorporated in and organized pursuant to the laws of Bermuda with its principal office located in Taiwan. All of APWC’s directors and officers reside outside the United States and our Company’s material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to realize judgments against them in courts of the United States predicated upon civil liabilities under the United States federal securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Taiwan may render such investors unable to enforce the judgment against our Company’s assets or the personal assets of APWC’s officers and directors. Also, investors may have difficulty in bringing an original action based on U.S. federal securities law against such persons in the Taiwan courts. Additionally, there is doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws. As a result, shareholders may encounter more difficulties in enforcing their rights and protecting their interests in the face of actions taken by management, the Board or controlling shareholders than they would if APWC was organized under the laws of the United States or one of the states therein, or if our Company had material assets located within the United States, or some of the directors and officers resided within the United States.
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
As of December 31, 2025, four (4) of the seven (7) Board members are affiliated with PEWC. We rely on Nasdaq’s allowance for FPIs to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present ("executive sessions"). Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our management occasionally join such meetings in the interest of communicating management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.
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
Financial or corporate governance issues at PEWC may affect PEWC’s attention to and actions regarding APWC, including the performance of its obligations, or increased uncertainty regarding its ability to perform its obligations under, the Composite Services Agreement. (See “Item 3.D. Risk Factors: Risks Related to Our Business: PEWC may not perform its obligations under the Composite Services Agreement.” and “Item 10.C. Material Contracts” for a description of the Composite Services Agreement.).
Potential conflict of certain officers and directors could adversely affect our corporate governance.
APWC has three independent directors. As of December 31, 2025, there were four additional members of our Board, all of whom are also directors or officers of, or otherwise affiliated with, PEWC. Certain of APWC’s officers are also affiliated with PEWC. In each case, they may be subject to potential conflicts of interest. In addition, certain of APWC’s officers and directors who are also officers and/or directors of PEWC may be subject to conflicts of interest in connection with, for example, pursuing corporate opportunities in which our Company and PEWC or one of its affiliates have competing interests, and in the performance by APWC and PEWC of their respective obligations under existing agreements, including the Composite Services Agreement. In addition, some of these persons devote time to the business and affairs of PEWC and its affiliates, which could reduce the amount of time available for overseeing or managing our Company’s business and affairs.
If we lose control of Charoong Thai, Charoong Thai’s financial results would not be consolidated with ours.
As of December 31, 2025, APWC effectively owned 50.93% of the issued and outstanding shares of Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai” or “CTW”). While we hold preemptive rights that would permit us to maintain majority ownership of CTW, there may be circumstances under which we cannot maintain majority ownership of Charoong Thai. In the event Charoong Thai were to make a further offering of voting securities, or securities convertible into or exchangeable for voting securities, and we decided not to, or were not in a position to, fund or finance participation in the offering, our ownership interest in Charoong Thai could fall below a level necessary for consolidated treatment, and we may lose the controlling interest in Charoong Thai. If that were the case, the accounts of the Charoong Thai group, which includes all of our Company’s Thailand operations, would not be consolidated under IFRS, but instead would be accounted for under the equity method. In such an event, our Company’s accounts would show a significant decrease in revenue and most categories of assets and liabilities, which could materially adversely affect our Company and the value of the Common Shares.
Risks Related to Subsidiary Governance
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
Government policies on international trade and investment such as import quotas, tariffs, and capital controls, whether adopted by individual governments or addressed by regional trade blocs, can affect the demand for our products and services and those of our customers and impact the competitive position of our products or services or those of our customers. For example, the business of our customers in China may be adversely impacted by continuing trade friction between the United States and China. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, including, but not limited to, new trade disputes between the U.S., Mexico and Canada, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, and our suppliers, which in turn could materially adversely impact our business, financial condition and results of operations.
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
On March 6, 2024, the SEC adopted "The Enhancement and Standardization of Climate-Related Disclosures for Investors" rule effective May 28, 2024 which required registrants to provide certain climate-related information in their registration statements and annual reports (the "Climate Final Rules") and added a new section Item. 3.E. “Climate-related disclosures” to Form 20-F. Compliance was phased in for non-accelerated filers, such as APWC, beginning in fiscal year 2027 and APWC began assessing the requirements imposed by the Climate Final Rules, with regard to its operations and associated costs of compliance. Several legal challenges to the Climate Final Rules were filed and consolidated in case number 24-1522, State of Iowa, et al v. United States Securities and Exchange Commission, in the U.S. Court of Appeals for the Eighth Circuit (the "Court") and on April 4, 2024 the SEC published its "Order Issuing Stay" which paused compliance pending the completion of judicial review of the legal challenges.
On February 11, 2025, the SEC's Acting Chairman issued a statement questioning the authority for, need for, and evaluation of the cost and benefits of the Climate Final Rules, and indicated that legal briefs filed by the SEC in the referenced litigation did not reflect current Commission views. In a letter of same date from staff legal counsel to the Court, attaching a copy of the statement, the SEC advised the Court that the statement directed them to “notify the Court of the changed circumstances and request that the Court not schedule the case for argument to provide time for the Commission to deliberate and determine the appropriate next steps in these cases.” On March 27, 2025, the Commission voted to end its defense of the Climate Final Rules. Following the vote, by letter of same date, staff legal counsel notified the Court that the Commission determined it wishes to withdraw its defense of the Climate Final Rules, and because Commission counsel is no longer authorized to advance the arguments in the Commission's legal briefs previously filed with the Court, the Commission yields any oral argument time back to the Court. Following the April 2025 intervention by multiple states, on April 24, 2025 the Court granted the intervenor’s stay motion, which paused the proceedings until further order of the Court.
The SEC filed a status report on July 23, 2025, challenging the Climate Final Rules, and in response to questions posed by the Court’s April 2025 order, said it did not intend to review or reconsider them “at this time” and requested the Court end the abeyance and decide the case. On September 12, 2025 the Court ordered that the proceedings be held in abeyance until the SEC either reconsiders the Climate Final Rules through a notice-and-comment rulemaking or renews its defense. The Court noted that the Climate Final Rules had been stayed by the SEC and found that an abeyance would not cause material prejudice to the petitioners. The Court did not accede to the SEC’s July 2025 request that the Court decide the case and stated that it was “the agency’s responsibility to determine whether its Final Rules will be rescinded, repealed, modified, or defended in litigation.” As a result of these developments, future implementation of the Climate Final Rules and its disclosure requirements is uncertain. APWC continues to monitor regulatory developments and will assess the impact of any changes on its disclosure obligations and compliance efforts.
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

Item 4:    INFORMATION ON THE COMPANY
4.A.    History and Development of the Company
Asia Pacific Wire & Cable Corporation Limited was incorporated on September 19, 1996 as a Bermuda exempted company limited by shares under the Companies Act. The address of APWC’s principal office is Room B, 15th Floor, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, and its telephone number is +886 2-27122558. APWC's registered agent and agent for service of process in the United States is Pacific Holdings Group, located at 2901 Dallas Parkway, Suite 360, Plano, Texas 75093.
Principal capital expenditures consisted of purchases of property, plant and equipment totaling $3.3 million in 2025, $4.2 million in 2024 and $4.3 million in 2023, mostly for the purchase of production machinery and equipment in Thailand in 2025.
In 2026, we expect our business’ principal capital expenditures to include the purchase of new equipment to expand production capacity in Australia and Thailand. We expect total capital expenditures in 2026 to be $0.2 million based on current assumptions, although this number could change based on market conditions and other relevant factors. Our Company intends to pay for these expenditures with funds generated from its operations.
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
In 2025, the Company formulated strategies aimed at leveraging a global supply chain re-alignment driven by trade and national security policies, as well as surging demand for energy and infrastructure. The Company subsequently completed a rights offering in February 2026 with gross proceeds of $34.1M as the first round of funding for its expansion strategies. The proceeds from the rights offering will be used for investment in new production facilities as a part of supply chain re-alignment. The new production facilities may be utilized to spearhead market entry into new geographies, which may include, without limitation, new markets in North America and Southeast Asia. The Company also plans to use part of the proceeds to invest in new technologies, which may potentially include, flow battery energy storage systems, energy management systems, EV motor and powertrain products, and data center products. These new technologies are expected to enhance the Company's product portfolio and serve as new drivers for future growth. The Company currently does not utilize artificial intelligence technologies to any significant or material extent in its operations or product offerings.
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

Year ended December 31, 2025	North Asia	Thailand	ROW	Total
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	84,868	167,779	252,647
Enamel	83,028	75,856	—	158,884
SDI	3,204	—	36,603	39,807
Others*	61	16,138	22,142	38,341
	86,293	176,861	226,524	489,678
*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2024	North Asia	Thailand	ROW	Total
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	70,947	158,445	229,392
Enamel	68,980	82,333	—	151,312
SDI	3,501	—	59,887	63,388
Others*	127	19,513	8,939	28,579
	72,608	172,793	227,271	472,672
*includes revenues from fabrication service contracts and the sale of other wire and cable products.

Year ended December 31, 2023	North Asia	Thailand	ROW	Total
	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	9	80,564	140,501	221,075
Enamel	55,959	79,510	1,972	137,441
SDI	2,667	—	55,028	57,695
Others*	14	6,851	2,697	9,562
	58,649	166,925	200,198	425,772
*includes revenues from fabrication service contracts and the sale of other wire and cable products.
The following chart sets forth the organizational structure, as of December 31, 2025, of APWC and its principal subsidiaries, and indicates the percentage ownership or voting power of each entity. The location of the headquarters of each company is indicated in parentheses above the company’s name (“T” for Thailand, “C” for China or Hong Kong, “S” for Singapore and “A” for Australia).

Asia Pacific Wire & Cable Co. Ltd.
98.3%
(S) Sigma Cable Company Pte. Ltd.
95.8%
(C) Crown Century Holdings Ltd.
100%
(Taiwan) Asia Pacific New Energy Co. Ltd.
50.9%
(T) Charoong Thai Wire & Cable Public Co. Ltd.
4.2%
64.8%
(A) Australia Pacific Electric Cables Pty. Ltd.
100%
(C) Ningbo Pacific Cable Co. Ltd.
100%
(C) Pacific Electric Wire & Cable (Shenzhen) Co. Ltd.
100%
(T) Siam Pacific Electric Wire & Cable Co. Ltd.
100%
(T) Double D Cable Co. Ltd.
100%
(T) Siam Fiber Optics Co. Ltd.
35.2%
100%
(S) Epan Industries Pte. Ltd.
52.3%
37.9%
(C) Shanghai Yayang Electric Co. Ltd.
9.8%

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
Our Company produces and sells enameled wires in China. Our Company generally sells enameled wires directly to manufacturers of electric motors for use in various consumer appliances. PEWSC manufactures enameled wires for electric, video and audio products for the South China market. Shanghai Yayang ceased production in 2019 and transitioned its business model to product sales and distribution, primarily serving its East China customers engaged in the manufacture of transformers, motors, electric vehicles, and coils; and now expanding into opportunities marketing new energy storage systems. On December 18, 2024, an agreement was entered into to sell the buildings and land use rights at Shanghai Yayang. Closing of the agreement is subject to several conditions, including the completion of environmental testing of soil and water quality and the obtainment of required government approvals. The purchaser was unable to obtain the requisite governmental approvals in 2025 and the Company is currently in discussions with the purchaser regarding the potential termination of the agreement. The Shanghai plant remains available for sale, and the Company continues to actively seek alternative purchasers. Ningbo is currently a dormant entity. Our Company continues to indirectly own the equity of Ningbo, which still holds its government-granted business license. Our Company has disposed of all of the buildings and all of the equipment and the land use rights for the property where Ningbo’s operations had been situated.
In the ROW, APWC has three principal subsidiaries:
•Sigma Cable Company Pte. Ltd. ("Sigma Cable"), a Singapore entity that is majority owned by APWC,
•Epan Industries Pte. Ltd., a Singapore company that is wholly owned by Sigma Cable, and
•Australia Pacific Electric Cables Pty. Ltd. ("APEC"), an Australian company majority owned by APWC through its ownership in Crown Century and Sigma Cable.
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
Dividends received from our operating subsidiaries and equity investees may be subject to withholding taxes. Under the Corporate Income Tax Law of the PRC, dividend distribution of profits to foreign investors is subject to a withholding tax of 10%. There is no withholding tax on dividend distributions from a Hong Kong entity to either residents or non-residents. In Thailand, dividends paid by a company to any individual or corporate payee overseas are subject to a withholding tax of 10%. Under the current Singapore corporate tax system, dividends paid by a Singapore resident company are tax exempt, and are not subject to withholding taxes. In Australia, dividends paid to non-residents are exempt from dividend withholding taxes except when dividends are paid out of profit that is not taxed by Australian income tax. In Taiwan, the dividends or profit distributed to non-resident shareholders are subject to 21% withholding tax.
APWC’s operating subsidiaries are responsible for sales planning, marketing strategy and customer liaison. Our Company’s sales staff are knowledgeable about our Company’s products and also render technical assistance, consulting services and repair and maintenance services to our Company’s customers. Our Company sales are conducted through our sales staff, who are located at and employed by APWC’s operating subsidiaries. Company employees engaged in sales and marketing are paid a salary and may also receive a bonus based on performance. Our Company does not conduct sales through independent sales agents on a commission basis.
Payment methods for our Company’s products vary by markets and customers. The majority of sales by our Company require payment within 90 days of product delivery, but may vary depending on the customer and payment record. Sales pursuant to a successful project tender, or sales to governmental or public utilities, are conducted in accordance with the tender or other applicable regulations. In connection with SDI products, our Company is required to pay PEWC 100% of the cost of the products within 75 days from the date of invoice. In connection with the purchase of copper rod, our Company is required to pay PEWC the cost of the copper rod within 75 days of receipt of the products from PEWC. For the export market, payment is usually made by prior delivery of an irrevocable letter of credit. Neither APWC nor its operating subsidiaries offer financing for purchases of Company products.
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
Services
Fabrication
Our Company performs fabrication services for its customers, converting raw materials to wire and cable products. Raw materials, such as copper, aluminum, PVC, PE and optic fibers, are commodities traded on global markets with anticipated price fluctuations and currency risk. To minimize exposure to these risks, our Company provides fabrication services using customer-owned materials.
SDI Project Engineering Services
Given government and private sector infrastructure projects and residential and commercial building activity in Singapore, our Company anticipates modest demand for medium and high voltage power and for value added services in the power supply industry. To take advantage of these opportunities, our Company developed an SDI project engineering capability to supply, deliver and install primarily medium and high voltage cables for Singapore power transmission projects. Under the contracts for these SDI projects, our Company delivers the medium and high voltage cables and cable installation is subcontracted to local companies based on the project requirements.
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
Depending on the requirements of its customers, our Company has the capability to manufacture products to meet a variety of different quality and production standards. These include standards and certifications issued by, or administered through, Enterprise Singapore, the Thai Industrial Standards Institute, the National Electrical Manufacturers Association, the British Standard Institution, the Japanese Industrial Standards Committee and UL Solutions.
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
Competition
The wire and cable industry in the Asia Pacific region is highly competitive and our Company's competitors include a large number of independent domestic and foreign suppliers. Certain competitors in each of our Company’s markets have substantially greater manufacturing, sales, research and financial resources than us. Our Company and other wire and cable producers primarily compete on the basis of product quality and performance, reliability of supply, customer service, and price.
North Asia
PEWSC manufactures enameled wires in the Shenzhen Special Economic Zone in Guangdong Province for electronic, video and audio products in the south China market. It supplies mainly to transformer, motor and coil manufacturers and faces competition from overseas imports and local manufacturers. The 2018 imposition of tariffs on Chinese exports by the U.S. had little impact on the Company. Companies that were most affected by the ensuing trade war implemented countermeasures such as moving production lines to Southeast Asia and other places exempted from the 2018 tariffs, thereby minimizing the impact. The effectiveness of the tariffs announced by the U.S. in 2025 designed to address those countermeasures and how they may affect our business is uncertain at this time.
After selling its production facilities, Shanghai Yayang transitioned its business model to product sales and distribution, primarily serving its east China customers engaged in the manufacture of transformers, motors, electric vehicles, and coils; and now expanding into opportunities marketing new energy storage systems. Competition comes from China based manufacturers and overseas imports.
Thailand
The wire and cable industry in Thailand is highly competitive. In its various product lines, our Company competes with approximately thirty local wire and cable manufacturers, and to a lesser extent foreign producers, for sales of power cables, enameled wires, and telecommunications cables. Our Company is one of the five largest producers in the Thai market. Governmental approval processes, tariffs and other import restrictions have limited competition in the Thailand market from foreign wire and cable producers. Our Company also experiences significant competition from a number of smaller producers with regard to sales of enameled wire products.
ROW
Although we believe that Sigma Cable is one of the major suppliers of power cable products in Singapore based on available data, it is subject to significant competition from producers within the region. There are no tariff or other barriers against foreign competition in the local Singapore market, and potential competitors are free to enter the industry. The challenges The challenges faced by Sigma Cable reflect the increasingly intense competitive environment in the Singapore market, as manufacturers continue to compete aggressively for greater market share.
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
Australia was exempted from the 2018 U.S. tariffs on steel and aluminum, which limited the direct impact of those measures on the Australian market. However, such tariffs contributed to broader global trade tensions and market uncertainty. As the reforms proposed by the United States in 2025 are implemented (see “Item 3.D. Risk Factors: Risks Related to Our Business: Geopolitics and Tariffs”), they may adversely affect the cables market. Potential effects include increased currency volatility, equity market fluctuations, and higher construction costs, which could reduce demand and compress our profit margins. In addition, competitors based in China may redirect excess production from other affected markets into Australia, which could lead to oversupply and downward pressure on prices.
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
Environmental Regulations
Our Company is subject to a variety of laws and regulations covering the storage, handling, emission and discharge of materials into the environment. Our Company believes that its operations are in material compliance with applicable environmental laws and regulations. Our Company has not been subject to any material legal, regulatory or other action alleging violations or breaches of environmental standards.
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
Shanghai Yayang is engaged in the business of product sales and distribution, located in an area of approximately 27,839 square meters of state-owned land in an industrial district in Fengxian, Shanghai. Although no assets at this former production facility are presently encumbered, on December 18, 2024 an agreement was entered into to sell the buildings and land use rights, with closing of the agreement subject to several conditions precedent. The purchaser was unable to obtain the requisite governmental approvals in 2025 and the Company is currently in discussions with the purchaser regarding the potential termination of the agreement. The Shanghai plant remains available for sale and the Company continues to actively seek alternative purchasers.
PEWSC manufactures enameled wires in a facility on 36,000 square meters of state-owned land with a built-up area of 20,367 square meters in Long Gang, Shenzhen, China. A leasehold right of industrial land use for the land was granted for 49 years expiring on July 5, 2046. The land and building are pledged to Agricultural Bank of China as security for a $14.3 million unused bank facilities. The loan agreements were renewed for one year and are set to expire in June 2026.
Most of our Company’s facilities in Thailand, Singapore, Australia and China use production processes and equipment imported from Europe, the United States, Taiwan, or Japan.

The production capacity and extent of utilization of our Company’s facilities vary from time to time, and such information is considered to be commercially sensitive and proprietary.
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
Operating Results

	For the year ended December 31,
	2025	2024	2023
	(US$’000 except for percentages)
Net Sales:
North Asia region	$86,293	$72,608	$58,649
Thailand region	176,862	172,793	166,925
ROW region	226,524	227,271	200,198
Total	$489,679	$472,672	$425,772
Operating profit/(loss):
North Asia region	$304	$(445)	$1,794
Thailand region	3,441	7,134	(2,119)
ROW region	5,028	5,197	8,628
Corporate expenses & adjustments	(2,396)	(1,878)	(6,755)
Total operating (loss)/profit	$6,377	$10,008	$1,548
Operating profit/(loss) margin:
North Asia region	0.35%	(0.61)%	3.06%
Thailand region	1.95%	4.13%	(1.27)%
ROW region	2.22%	2.29%	4.31%

As of December 31, 2025, APWC is approximately 80.96% beneficially owned and controlled by PEWC, with the remaining approximately 19.04% of the issued and outstanding Common Shares being publicly-traded in the United States and listed on Nasdaq. Based upon a review of Schedule 13D and 13G filings made with the SEC by shareholders, and a review of the share register maintained by APWC’s transfer agents in Bermuda and the U.S., we are not aware of any shareholders residing in the jurisdictions where our Company has business operations. While our Company’s operations and results are impacted by economic, fiscal, monetary and political policies of the respective governments in the countries where our Company operates, that impact is not a function of APWC’s shareholder base. Inflation has, and may continue to, increase the cost of raw materials and operating expenses for our Company. If inflationary pressure persists, we may not be able to maintain our operating margins even if we raise the price of our products.

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

	For the Year Ended December 31,
	2025	2024	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$489,679	$472,672	$17,007	3.6
Costs of sales	(455,252)	(437,577)	(17,675)	4.0
Gross profit	34,427	35,095	(668)	(1.9)
Other operating income	593	1,365	(772)	(56.6)
Selling, general and administrative, research and development expenses	(28,502)	(25,855)	(2,647)	10.2
Other operating expenses	(1)	(12)	11	(91.7)
Net impairment loss on financial and contract assets	(140)	(585)	445	(76.1)
Operating profit	6,377	10,008	(3,631)	(36.3)
Finance costs	(1,913)	(2,304)	391	(17.0)
Finance income	145	208	(63)	(30.3)
Share of loss of associates	(2)	(2)	—	—
Gain on disposal of investment	662	—	662	—
Exchange gain	861	823	38	4.6
Other income	587	878	(291)	(33.1)
Other expense	—	(234)	234	(100.0)
Profit before tax	6,717	9,377	(2,660)	(28.4)
Income taxes expense	(1,503)	(2,809)	1,306	(46.5)
Profit for the year	5,214	6,568	(1,354)	(20.6)
Attributable to:
Equity holders of APWC	3,670	3,486	184	5.3
Non-controlling interests	1,544	3,082	(1,538)	(49.9)

General
Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and to control production and operating costs. Our results are also influenced by a number of factors, including impacts from ongoing U.S.-China trade disputes, geopolitical trade and tariff tensions, currency stability in the countries in which our operations are located, competition, and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2025 and 2024.
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

Average copper prices per metric ton increased by 8.70% from $9,143 in 2024 to $9,939 in 2025 (annual average). Copper prices indicated in this Annual Report are quoted from the index published by the LME. The 2025 and 2024 average copper prices were as follows:

		2025	2024
Average LME copper price ($/Ton)	Q1	9,345	8,443
	Q2	9,518	9,750
	Q3	9,792	9,203
	Q4	11,099	9,177
	Year	9,939	9,143
The average copper price in February 2026 on the LME was $12,966 per ton.
Revenue
Revenue from the North Asia region increased by $13.7 million, or 19%, from $72.6 million in 2024 to $86.3 million in 2025. The increase was primarily due to customer pull-forward shipments in anticipation of tariff policy changes, driving higher overall sales volumes.
Revenue from the Thailand region increased by $4.1 million, or 2%, from $172.8 million in 2024 to $176.9 million in 2025. The increase was mainly driven by an 8% appreciation of the THB.
Revenue from the ROW region decreased by $0.8 million, or 0.4%, from $227.3 million in 2024 to $226.5 million in 2025. The decrease was mainly driven by a reduction in Australia of $4.4 million, partially offset by an increase in Singapore of $3.6 million, resulting in a net decrease of $0.8 million. The decline in Australia was primarily attributable to the challenging macroeconomic environment and the general economic slowdown during the period, while the increase in Singapore was supported by project-related contributions.
Gross Profit
Gross Profit decreased $0.7 million, or 2%, from $35.1 million in 2024 to $34.4 million in 2025. The gross profit margin was 7.0% in 2025 compared to 7.4% in 2024. The slight decline in gross profit margin was primarily due to a higher contribution from project-based and public sector sales during the period. These segments typically involve fixed or pre-agreed pricing and longer execution cycles, which limit our ability to immediately pass through increases in copper prices.
Operating Profit
Operating profit for 2025 was $6.4 million; an decrease of $3.6 million, or 36.3%, from $10.0 million in 2024.
The operating profit margin of the North Asia region increased from (0.61)% in 2024 to 0.35% in 2025, primarily due to higher sales volume and an increase in copper prices during the year.
The operating profit margin of the Thailand region decreased from 4.13% in 2024 to 1.95% in 2025. The decrease in operating profit for the current period was primarily attributable to changes in product mix.
The operating profit margin of the ROW region decreased from 2.29% in 2024 to 2.22% in 2025, the decrease in operating profit was mainly due to a slight decline in orders.
Furthermore, the impairment loss on financial and contract assets decreased from $(0.6) million in 2024 to $(0.1) million in 2025. The decrease was primarily due to the write-off of certain receivables following partial collections in Thailand.
Finance Cost
Finance costs consist mainly of interest on bank loans and borrowings. Interest costs decreased by $0.4 million, or 17%, from $2.3 million in 2024 to $1.9 million in 2025. Interest-bearing loans and borrowings increased to $42.3 million in 2025 compared to $29.0 million in 2024. The increases were due to higher borrowings in 2025.
Finance Income
Our finance income consists of interest earned on bank deposits. Interest income decreased by $0.1 million, from $0.2 million in 2024 to $0.1 million in 2025.

Share of Loss of Associates
Our share of loss remained consistent in 2025 compared to that of 2024. This was primarily due to the loss that our Company recognized in accordance with its percentage ownership interest in Siam Pacific Holding Company.
Exchange Gain
The exchange gain in 2025 increased by $0.1 million, from $0.8 million in 2024 to $0.9 million in 2025, primarily due to the appreciation of the Thai Baht against the US dollar, resulting from payments of USD-denominated accounts payable. The exchange rates on December 31, 2025 and 2024, based on the Noon Buying Rate, are listed below. Note that the table is provided for trend comparison only and does not reflect the actual exchange rates at which transactions occurred.

	As of December 31,
	2025	2024
Foreign currency to US$1:
Thai Baht	31.49	34.32
Singapore $	1.286	1.366
Australian $	1.499	1.617
Chinese RMB	6.993	7.299
Source: U.S. Federal Reserve Board, Statistical Release, Foreign Exchange Rates - H.10 - Country Data; from the website of the Board of Governors of the Federal Reserve System at www.federalreserve.gov.
Income taxes
Income tax expense was $1.5 million in 2025, compared to $2.8 million in 2024. The decrease in income tax expense was due to increased deferred tax assets resulting from net operating losses from prior years recognized by CTW in 2025.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

	For the Year Ended December 31,
	2024	2023	Changes	Changes
	US$’000	US$’000	US$’000	%
Income Statement Data:
Revenue	$472,672	$425,772	$46,900	11.0
Costs of sales	(437,577)	(395,545)	(42,032)	10.6
Gross profit	35,095	30,227	4,868	16.1
Other operating income	1,365	433	932	215.2
Selling, general and administrative expenses	(25,855)	(24,472)	(1,383)	5.7
Other operating expenses	(12)	—	(12)	100.0
Net impairment loss on financial and contract assets	(585)	(4,640)	4,055	(87.4)
Operating (loss)/profit	10,008	1,548	8,460	546.5
Finance costs	(2,304)	(2,527)	223	(8.8)
Finance income	208	205	3	1.5
Share of loss of associates	(2)	(2)	—	—
Exchange gain/(loss)	823	679	144	21.2
Other income	878	570	308	54.0
Other expense	(234)	(9)	(225)	2500.0
Profit before tax	9,377	464	8,913	1920.9
Income taxes expense	(2,809)	(162)	(2,647)	1634.0
Profit/(loss) for the year	6,568	302	6,266	2074.8
Attributable to:
Equity holders of APWC	3,486	3,867	(381)	(9.9)
Non-controlling interests	3,082	(3,565)	6,647	(186.5)
General
Results of operations are determined primarily by market demand and government infrastructure projects, market selling prices of our products, our ability to manufacture high quality products efficiently in quantities sufficient to meet demand and controlling production and operating costs. Other factors influencing our results include impacts from ongoing U.S.-China trade disputes, geopolitical trade and tariff tensions, currency stability in the countries in which our operations are located, competition, and the cost of raw materials, especially copper, which accounted for the majority of our cost of sales in 2024 and 2023.
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

Revenue
Revenue from the North Asia region decreased by $14.0 million, or 24%, from $58.6 million in 2023 to $72.6 million in 2024, attributed to a rise in copper prices, an increase in the number of new customers, and the commencement of the production of rectangular wire, and wires for drone motors.
Revenue from the Thailand region decreased by $5.9 million, or 4%, from $166.9 million in 2023 to $172.8 million in 2024. This growth was mainly driven by higher sales of power cables and fabrication services, with significant contributions from government projects and contracts with state-owned enterprises. Also contributing to the revenue increase was the rise in copper prices.
Revenue from the ROW region increased by $27.1 million, or 14%, from $200.2 million in 2023 to $227.3 million in 2024. Of this increase of $5.0 million, or 18%, was due to strong demand in the construction sector in Australia, and $22.1 million, or 82%, to the completion of public sector projects in Singapore.
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
5.B.    Liquidity and Capital Resources
As of December 31, 2025, we had $33 million in cash and cash equivalents, primarily in bank accounts and cash on hand. The majority of this cash and cash equivalents was held at our operating subsidiaries in Thai Baht, U.S. dollars, and Chinese RMB. Our current sources of cash are our cash on hand, cash generated by our operations, and our credit facilities. Our liquidity is primarily utilized for the purchase and replacement of property, plant and equipment, future acquisitions and expenditures for ongoing operations.
We maintain several revolving working capital and overdraft credit facilities with various commercial bank groups and financial institutions (the "Facilities"). As of December 31, 2025, the total amount of the Facilities was approximately $311.9 million and the unused amount of the Facilities was approximately $193.2 million (taking into account letters of credit issued thereunder). The Facilities do not have termination dates, but are reviewed annually for renewal. There is no seasonality to our Company’s borrowing. For details of our Company’s bank loans and borrowings, see Note 11(b) to our Financial Statements. As of December 31, 2025, interest for a majority of the short-term loans and borrowings was calculated on a variable, while the long-term bank loans were fixed rate loans.
Except for foreign currency forward contracts, our Company did not use other derivatives to hedge financial risks in 2025. Please refer to Note 11(c) and Note 28 of our Financial Statements for information about management of financial risks.
In February 2026, we completed a rights offering in which we received gross proceeds of approximately $34.1 million before expenses, from the sale of 20,616,227 Common Shares. The proceeds from the rights offering are expected to be used for general working capital and corporate purposes, including the expansion of manufacturing capacity, entry into the North American market and investment in new products and technologies. (See "Item 10.A. Share Capital" and "Item 7.A. Major Shareholders" for additional information regarding the rights offering and the Common Shares acquired by PEWC and its subsidiaries.)
APWC has no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. As a holding company, APWC’s ability to pay dividends, as well as to meet its other obligations such as holding company needs, depends mainly upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments.
The working capital and capital expenditure needs of APWC’s operating subsidiaries are primarily funded through their own operations and borrowings from banks. APWC does not fund the operations or capital expenditure needs of its subsidiaries on an ordinary course basis. Nevertheless, APWC's Board may authorize contributions from time to time to its subsidiaries on an as-needed basis. APWC did not make any contributions to any of its subsidiaries during the years ended December 31, 2025, 2024, or 2023.
Of the $33 million in cash and cash equivalents we had on hand as of December 31, 2025, $1.4 million was held at APWC, and the remainder was held by our subsidiaries. APWC uses its cash position to pay operating expenses and other obligations. All Facilities are at the subsidiary level; APWC does not have any Facilities. APWC’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to APWC, including, but not limited to, as a result of restrictive covenants contained in their loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. The foregoing restrictions may also affect APWC’s ability to fund operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of restrictions protective of the rights of minority shareholders of APWC’s subsidiaries, and by reason of the current cash requirements of its operating subsidiaries. Consequently, we periodically need to manage our corporate cash needs to align with the timing of unrestricted distributions.
Net cash used in operating activities in the year ended December 31, 2025 was $7.8 million, compared to $24.3 million of net cash provided by operating activities in the year ended December 31, 2024. The decrease in cash used from operations is primarily a reflection of working capital timing, including contract asset movements related to public sector projects.
Net cash provided by operating activities in the year ended December 31, 2024 was $24.3 million, compared to $6.1 million of net cash used in operating activities in the year ended December 31, 2023.
Days of sales outstanding ("DSO") is a measure of the average collection period of accounts receivable, and although the calculation is influenced by the period used and the timing of sales within that period, it can provide insight into the variances in collections from period to period. Our DSO was 77 days in 2025 and 80 days 2024.
In 2025, cash used in investing activities was $4.3 million compared to $3.4 million in 2024, with the increase primarily attributable to increased purchases of short-term bank deposits in 2025.
In 2024, cash used in investing activities was $3.4 million compared to $4.9 million in 2023, with the decrease primarily attributable to increased purchases of property, plant and equipment in 2024.
Net cash inflows from financing activities were $9.1 million in 2025. The cash provided by 2025 was primarily for proceeds from borrowings.
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
The following table sets forth our Company’s contractual obligations as of December 31, 2025:

	Payments due by period
Contractual obligations (In thousands of US$)	Total	Less than 1 year	1-5 years	More than 5 years
Interest-bearing loans and borrowings	$42,864	42,354	510	—
Lease obligations	2,645	1,164	1,481	—
Capital commitments relating to factory building improvements and acquisition of machinery	177	124	53	—
Purchase obligations for raw materials	208,416	208,416	—	—
	$254,102	252,058	2,044	—
Our Company has not entered into any transactions with any unconsolidated entity that provides financing, liquidity, market risk, or credit risk support, whereby our Company has financial guarantees or other contingent arrangements that expose our Company to material continuing risks, contingent liabilities, or other obligations.

5.C.    Research and Development
Our Company does not currently conduct its own research and development. Under the Composite Services Agreement with PEWC, described herein, our Company benefits from research and development conducted by PEWC at minimal or no cost to our Company. Accordingly, our Company has not made material expenditures on or commitments to research and development since its formation. Our subsidiaries undertake research to advance technical knowledge and understanding of new products and to support the improvement and enhancement to existing products.
5.D.    Trend Information
We are not aware of any trend, commitment, event, or uncertainty that can reasonably be expected to have a material effect on our current or future business other than the following, each of which has materially impacted our financial results in the past and may do so in the future:
•Uncertainty arising from the volatility in the cost of copper, our principal raw material.  The yearly average copper price per ton increased from $8,483 in 2023 to $9,143 in 2024, and increased to $9,939 in 2025. Under our business model, our Company, like other companies in the industry, is affected by movements in the price of copper, our principal raw material. (See “Item 3.D. Risk Factors: Risks Relating to our Business: Significant volatility in copper prices could be detrimental to our Company's profitability.” for more information about the effects of movements in the price of copper on our Company.)
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
(See also “Item 11: Quantitative and Qualitative Disclosures About Market Risks”)
5.E.    Critical Accounting Estimates
The critical accounting judgments, estimates and assumptions and those that are most significant in connection with our financial statement policies are set out in Note 3.23 of our Financial Statements, prepared in accordance with IFRS as issued by the IASB.
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
All directors are subject to annual election by the shareholders of APWC. By resolution passed at APWC’s most recent annual general meeting of shareholders held on September 9, 2025 (the "2025 AGM"), the shareholders set the minimum number of directors at two (2) and the maximum number of directors at seven (7), and elected seven directors. As of December 31, 2025, APWC's Board was comprised of seven (7) directors. APWC's three independent directors are

Mr. Anson Chan, Dr. Yichin Lee, and Dr. Lambert Ding. The following table sets forth certain information concerning the current directors, each of whom was elected at the 2025 AGM and certain other officers of APWC.
Mr. Ben Lee was appointed as Chief Financial Officer ("CFO") of APWC by the Board effective May 12, 2025. Officers generally hold office for such period and upon such terms as the Board may determine.

Name	Date of Birth	Position
Ocorian Services (Bermuda) Limited.	N/A	Resident Assistant Secretary
Anson Chan	November 3, 1963	Independent Director, Audit Committee Chairman
Lambert L. Ding	October 12, 1959	Independent Director, Audit Committee Member
Yichin Lee	January 4, 1961	Independent Director, Audit Committee Member
David Sun	December 22, 1953	Director
Lee Gai Poo	February 28, 1957	Director
Patrick Jenkin Chung	May 11, 1954	Director
Yuan Chun Tang	November 26, 1960	Director, Chief Executive Officer
Ben Lee	October 2, 1975	Chief Financial Officer
James Lu	November 28, 1962	Deputy Chief Financial Officer
Daphne Hsu	August 12, 1962	Financial Controller
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
Dr. Yichin Lee has been an independent member of our Board and served on the Audit Committee since 2007, and a member of PEWC's Board of Supervisors since 2022. He is also a member of the Compensation Committee. Dr. Lee is the Managing Director of FCC Partners. Dr. Lee holds a doctorate degree in Resource Planning and Management from Stanford University. Dr. Lee is not related to Mr. Michael C. Lee, a former Board member.
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
Mr. Patrick Jenkin Chung was newly elected to the Board at the 2025 AGM. In 2001, Mr. Chung joined Australia Pacific Electric Cables Pty. Ltd. (APEC) in Brisbane, Australia, a majority owned subsidiary of APWC, and served as General Manager and Director until his retirement on July 31, 2025. Mr. Chung was also a foundation member of the Australian Cablemakers Association (ACA) and served as a Director until July 2025.

Mr. Ben Lee was appointed as Chief Financial Officer effective May 12, 2025. Prior to joining APWC, Mr. Lee served as the Chief Financial Officer of O’Neil Global Advisors in Los Angeles, California. Before that, he held senior finance leadership roles, including Vice President of Finance at Yum! Brands in Shanghai and at Canadian Solar, Inc. in Ontario, Canada.
Mr. James Lu was named Deputy CFO in November 2024. During his 17 years at APWC, Mr. Lu has held several senior leadership roles including Senior Manager - Office of the Chief Financial Officer.
Ms. Daphne Hsu has been Financial Controller of APWC since March 2005, prior to which she served as Financial Controller for ten years in Taiwan and China at a Thomson SA joint venture.
APWC's Common Shares currently trade on the Nasdaq Capital Market Tier. APWC utilizes Nasdaq's “controlled company exemption” that is available to issuers under the rules of Nasdaq, as our Board is not composed of a majority of independent directors. The “controlled company exemption” provides that an issuer is not required to have its Board of Directors consist of a majority of independent directors if a shareholder, or two or more shareholders who constitute a group, have beneficial ownership of more than 50% of the issued and outstanding voting securities of the issuer. As of December 31, 2025, PEWC owned and controlled, directly or indirectly, approximately 80.96% of the issued and outstanding Common Shares of APWC.
No service contracts exist between any officers or current directors and APWC, or any of its subsidiaries, providing for benefits upon termination of employment.
APWC has no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.
6.B.    Compensation
The aggregate compensation we paid to APWC’s directors and the members of its administrative, supervisory or management bodies ("Senior Management Members"), as a group, for services in all capacities during 2025 was approximately $2 million. The annual compensation of APWC’s directors and Senior Management Members on an individual basis for services in all capacities is not required to be disclosed under the laws of APWC's home country, Bermuda, and are not otherwise publicly disclosed by APWC.
In 2025, the fee payable to each independent director was $30,000 per year and the fee payable to each director, who is a director or an executive officer of APWC, PEWC, or any of their respective affiliates, was $20,000 per year, together with, in each case, reimbursement of reasonable travel, hotel and incidental expenses for attendance at meetings of the Board or any of its committees.
No funds or provisions have been set aside or accrued by APWC or its subsidiaries to provide pension, retirement or similar benefits to directors or management, except for government mandated programs. No equity compensation, including options, is included as part of the compensation for directors or Senior Management Members.
6.C.    Board Practices
Audit Committee
The Audit Committee of the Board functions to assist the Board in its oversight of (i) the reliability and integrity of accounting policies and financial reporting and disclosure practices, and (ii) the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and Company policy, an adequate system of internal controls, management of business risks and the safeguarding of assets. The Audit Committee also oversees the appointment and remuneration of the Company's independent auditors.
The Audit Committee is composed of our three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert Ding, with Mr. Chan serving as the Chairman of the Audit Committee. The Audit Committee, as currently constituted, complies with the requirements of SEC Rule 10A-3 and the corporate governance requirements of Nasdaq.
Compensation Committee
The Compensation Committee functions to assist in determining the compensation to be paid to the executive directors and certain members of the senior management of our Company. According to the charter under which it operates, the Compensation Committee is authorized to: (i) review and recommend to the Board, or determine, the annual salary, bonus, stock options, and other benefits, direct and indirect, of the senior management of APWC and its principal operating subsidiaries; (ii) review new executive compensation programs, review on a periodic basis the operations of our

Company’s executive compensation programs to determine whether they are properly coordinated, establish and periodically review policies for the administration of executive compensation programs, and take steps to modify any executive compensation programs that yield payments and benefits that are not reasonably related to executive performance; (iii) engage outside auditors and consultants to advise on market compensation; and (iv) establish and periodically review policies in the area of management perquisites.
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
6.D.    Employees
As of December 31, 2025, 2024, and 2023, our Company employed a total of 1,175, 1,208, and 1,210 employees, of which administrative and management personnel accounted for 15.4%, 14.8%, and 15.5%, respectively. The remainder were classified as production personnel, typically organized by two 12-hour shifts or three 8-hour shifts for continuous factory operations.
Our Company’s employees located in the Thailand, North Asia, and ROW regions in terms of percentage were respectively 60.3%, 20.3%, and 17.8% as of December 31, 2025; 62.4%, 19.8%, and 17.8% as of December 31, 2024; 63.6%, 18.6%, and17.8% as of December 31, 2023.
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
Our Company has several defined contribution plans covering its employees in Australia, the PRC, Singapore, Thailand, and Taiwan. Additionally, our Company has defined benefit plans in accordance with Thailand labor laws. Pursuant to these defined benefit plans, our Company pays a retiring employee at its Thai subsidiaries from one to twenty-six times such employee’s salary rate during his or her final month, depending on the length of service. During 2025, our Company’s total expenses under this labor law were $0.6 million. These defined benefit plans are not funded and the amount is recognized and included in Employee Benefit Liabilities on our Company’s balance sheet. Our Company settles its obligations as and when employees retire. The accumulated benefit obligations under these plans amounted to $8.3 million as at December 31, 2025. (See Note 22 of our Financial Statements for further information related to these employee benefit plans and liabilities.)
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
6.E.    Share Ownership
The Common Shares beneficially owned by the persons listed in “Item 6.B. Compensation” are disclosed in “Item 7.A. Major Shareholders”
There are no arrangements for involving Senior Management Members in APWC's capital.
6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.     Major Shareholders
As of December 31, 2025, there were 20,616,227 Common Shares issued and outstanding, and 11,100 treasury shares. In December 2025, APWC commenced a rights offering in which non-transferable subscription rights to purchase additional Common Shares were distributed at no charge to the shareholders of record as of December 11, 2025.
During the subscription period, which commenced December 18, 2025 and expired January 23, 2026, shareholders exercised rights to purchase 18,165,738 Common Shares. Following the expiration of the subscription period, the 2,450,489 Common Shares that remained unsubscribed were offered to eligible investors and placed prior to February 20, 2026. Upon completion of the rights offering and the placement of the remaining shares, APWC issued an aggregate of 20,616,227 additional Common Shares, generating gross proceeds of approximately $34.1 million. APWC’s issued share capital increased from 20,616,227 Common Shares to 41,243,554 Common Shares, of which 41,232,454 Common Shares were issued and outstanding and 11,100 Common Shares were held in treasury. The aggregate ownership of PEWC and its subsidiaries increased from 16,690,693 Common Shares to 34,681,386 Common Shares, representing an increase in percentage ownership from approximately 80.96% to 84.11%. PEWC and its subsidiaries Moon View Ventures Limited (“Moon View”) and Pacific Holdings Group (“Pacific Holdings”), acquired additional Common Shares as follows: (i) PEWC increased its holdings from 2,104,545 Common Shares to 4,209,090 Common Shares, representing approximately 10.21% of APWC’s outstanding Common Shares; (ii) Moon View increased its holdings from 12,559,094 Common Shares to 26,418,188 Common Shares, representing approximately 64.07% of APWC’s outstanding Common Shares; and (iii) Pacific Holdings increased its holdings from 2,027,054 Common Shares to 4,054,108 Common Shares, representing approximately 9.83% of APWC’s outstanding Common Shares. 6,551,068 Common Shares are held by public shareholders and represent approximately 15.89% of APWC’s issued and outstanding Common Shares.
The following table sets forth certain information regarding beneficial ownership of the Common Shares as of March 31, 2026 by (i) all persons who are known to APWC to own beneficially more than five percent of the Common Shares, (ii) APWC’s directors, and (iii) APWC's Senior Management Members, who are subject to the disclosure obligations of Exchange Act Section 16(a). The information set forth in the following table is derived from public filings made by holders and information obtained from directors and officers. The voting rights attached to the Common Shares below are the same as those attached to all other Common Shares.

Identity of Person or Group	Position	Number of Shares	Percent of Class
Pacific Electric Wire & Cable Co., Ltd.(1)		34,681,386	84.112%
Directors and Executive Officers:
Anson Chan	Independent Director	—	—%
Lambert L. Ding	Independent Director	—	—%
Yichin Lee	Independent Director	—	—%
Sun Tao-Heng (also known as David Sun)	Director	—	—%
Lee Gai Poo	Director	—	—%
Patrick Jenkin Chung	Director	—	—%
Yuan Chun Tang	Director	260,541	0.632%
Lee Pan-Yun (also known as Ben Lee)	Chief Financial Officer	7,300	0.018%
Hsu Mei Chen (also known as Daphne Hsu)	Financial Controller	6,100	0.015%
All directors and executive officers as a group		273,941	0.664%
_____________________________
(1)PEWC's beneficial ownership includes direct ownership of 4,209,090 Common Shares and indirect ownership of 30,472,296 Common Shares through control of its wholly-owned subsidiary Moon View, which owns 26,418,188 Common Shares and control of its indirect wholly-owned subsidiary Pacific Holdings, which owns 4,054,108 Common Shares.

Based upon a review of the records of APWC’s U.S. transfer agent, including a list of non-objecting beneficial owners, as of December 31, 2025, APWC believes there are more than 400 record holders in the United States, representing approximately 17% of the Common Shares outstanding as of such date, although that constitutes only APWC’s best estimate of the number of U.S. beneficial holders.

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
Under the terms of the Composite Services Agreement, our Company pays a management fee to PEWC in connection with the secondment, or temporary assignment and relocation, of certain PEWC managers to our Company’s operating units. The assigned managers assist our Company in implementing the results of certain research and development conducted by PEWC and made available by PEWC to our Company under the terms of the Composite Services Agreement. The assigned managers also assist our Company in the procurement of raw materials, primarily copper, which is also provided for under the Composite Services Agreement. The annual management fee was approximately $48 in 2025, $179 in 2024 and $205 in 2023.
To the extent that transactions occur in the future between our Company and PEWC, or affiliates of PEWC, other than under the Composite Services Agreement, such transactions will be entered into on an arm’s length basis on terms no less favorable than those available from unaffiliated third parties.
Please refer to Note 25 of our Financial Statements for additional information regarding related party transactions and balances as of December 31, 2025.
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
While our Board approved a dividend policy in 2016 with the stated goal of paying annual cash dividends of at least 25% of APWC’s net post-tax audited consolidated profits attributable to shareholders, our Board determined not to pay a dividend since 2019, taking into account our Company’s funding needs and business performance. At this time, we do not anticipate paying any dividends, or otherwise making any distributions or transfers, to our shareholders in 2026.
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

8.B.    Significant Changes
Please see Note 30 (Subsequent Events) of our Financial Statements for information regarding the Company’s rights offering completed in early 2026, the dividend declaration by Charoong Thai, and several capital transactions undertaken by our subsidiaries, including a capital increase, capital reduction, and an investment disposal transaction. Other than these items, the Company is not aware of any subsequent events that would materially affect our operations or financial position. There have been no material or significant changes in the Company’s affairs since the end of the fiscal year ended December 31, 2025 that have not been described herein or in such Note 30.
Item 9:    THE OFFER AND LISTING
The Common Shares currently trade on the Nasdaq Capital Market Tier under the trading symbol “APWC”. The Common Shares are not listed on any other exchanges or otherwise publicly traded within or outside the United States.

Item 10:    ADDITIONAL INFORMATION
10.A.    Share Capital
APWC’s authorized share capital is $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share, and as of December 31, 2025, there were 20,627,327 Common Shares issued, with 20,616,227 Common Shares issued and outstanding and 11,100 Common Shares held in treasury.
On December 18, 2025, APWC commenced a rights offering to its shareholders (the “Rights Offering”). In the Rights Offering, APWC distributed, at no charge to its shareholders, non-transferable subscription rights to purchase additional Common Shares of APWC. The subscription rights were issued to holders of Common Shares as of 5:00 p.m., Eastern Standard Time, on December 11, 2025, the record date for the Rights Offering, at a ratio of one subscription right for each Common Share held on the record date.
Each subscription right entitled its holder to purchase Common Shares at a subscription price of US$1.66 per share (the “subscription price”) pursuant to a basic subscription right. In determining the subscription price and approving the Rights Offering, our Board considered trading prices, expected shareholder participation, potential dilution, market conditions, capital‑raising alternatives, and PEWC’s stated participation intentions, along with APWC’s strategic and financial outlook. The Board concluded the Rights Offering to be in the best interests of APWC and its shareholders and set the subscription price at US$1.66, which reflected recent market prices and did not warrant a substantial discount.
The Rights Offering also included an over-subscription right (the “over-subscription right”), which permitted each rights holder that exercised its basic subscription right in full, the option to purchase additional Common Shares that remained unsubscribed at the expiration of the Rights Offering. The over-subscription right was subject to availability of shares and pro rata allocation among shareholders exercising such over-subscription right.
The subscription period commenced on December 18, 2025 and expired at 5:00 p.m., Eastern Standard Time, on January 23, 2026. During the subscription period, shareholders exercising their basic and over-subscription rights subscribed for an aggregate of 18,165,738 Common Shares, representing approximately 88.11% of the maximum of 20,616,227 Common Shares offered in the Rights Offering, generating gross proceeds of approximately U.S.$30.2 million.
The remaining 2,450,489 Common Shares that were not subscribed for, or for which subscriptions failed, during the subscription period (the “Remainder Shares”) were subsequently offered and placed with eligible investors at the subscription price of US$1.66 per share, with such placement completed prior to February 20, 2026. Upon completion of the Rights Offering and the placement of the Remainder Shares, APWC issued an aggregate of 20,616,227 Common Shares and raised total gross proceeds of approximately U.S.$34.1 million.
Following the issuance of the Common Shares in the Rights Offering, as of February 26, 2026, APWC had 41,243,554 Common Shares issued, of which 41,232,454 Common Shares were outstanding and 11,100 Common Shares were held in treasury.
No capital stock of APWC is under option or agreed, conditionally or unconditionally, to be put under option. APWC does not have any classes of capital stock other than its Common Shares. APWC does not have a current share repurchase plan or program.

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
(3)to co-ordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of any company or companies now or thereafter incorporated or acquired which may be or may become a company, wherever incorporated, which is or becomes a holding company or a subsidiary of, or affiliated with, the Company within the meanings respectively assigned to those terms in the Companies Act or, with the prior written approval of the Minister of Finance, any company or companies now or hereafter incorporated or acquired with which the Company may be or may become associated;
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
APWC’s authorized share capital is $0.5 million consisting of 50,000,000 Common Shares, par value $0.01 per share and as of December 31, 2025 there were 20,627,327 Common Shares issued of which 20,616,227 Common Shares are issued and outstanding and eligible to vote. 11,100 Common Shares are held by APWC as treasury shares and are not eligible to vote.
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

•a trust, if (i) a U.S. court can exercise primary supervision over the trust's administration and (ii) one or more U.S. persons (as defined in the Code and Treasury Regulations) are authorized to control all substantial decisions of the trust.
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
10.F.    Dividends and Paying Agents
Not applicable.
10.G.    Statement by Experts
Not applicable.
10.H.    Documents on Display
APWC is required to comply with the reporting requirements of the Exchange Act applicable to an FPI, and to annually file Form 20-F no later than four months after the close of its fiscal year, which is December 31. As an FPI, APWC is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

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
As our Company’s operating subsidiaries incur operating costs in the local currency where they operate, our Company believes it is prudent that those operating subsidiaries incur indebtedness in the local currency when debt financing is necessary. The amount of indebtedness incurred by our operating subsidiaries from time to time is a function of our business strategy, the attractiveness of borrowing as opposed to other methods of financing operations and tax implications, among other considerations. Our Company has exposure to currency exchange risk when the results of its operating subsidiaries are translated from the functional currencies into its reporting currency, the U.S. dollar. At December 31, 2025 and 2024, the other comprehensive income in the total equity section of the consolidated balance sheets included currency translation adjustments of $13.7 million and $25.2 million, respectively.
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
11.3    Market Risks Relating to Copper
Copper is the principal raw material we use, accounting for a majority portion of the cost of sales in 2025. We purchase copper at prices based on the average prevailing international spot market prices on the LME for copper for the one month prior to purchase. The price of copper is influenced heavily by global supply and demand as well as speculative trading. As with other costs of production, changes in the price of copper may affect our cost of sales. Whether this has a material impact on our operating margins and financial results depends primarily on our ability to adjust our selling prices to our customers, such that increases and decreases in the price of copper are reflected in those selling prices going forward. The selling price of our products is based in part on the cost of copper used to manufacture those products. In addition, in the ordinary course of business we maintain inventories of raw materials and finished products reasonably necessary for the conduct of our business. These inventories typically reflect the cost of copper prevailing in the market at the time we purchase. Most of our sales of products reflect copper prices prevailing at the time the products are ordered by our customers. However, in the cases when our Company enters into a sales contract at fixed prices, rising copper price could render this sales contract onerous that requires our Company to recognize the related onerous losses. In addition, a long-term decrease in the price of copper would require our Company to revalue the value of its inventory at periodic intervals to the then market value, which could be below cost. Copper prices have been subject to considerable volatility and it is not always possible to manage our copper purchases and inventory so as to neutralize the impact of copper price volatility. Accordingly, significant volatility in copper prices could have a material adverse effect on the results of our operations.
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

Part II
Item 13:        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None
Item 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
Item 15:        CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation was carried out by APWC's management, under the supervision and with the participation of our Chief Executive Officer ("CEO") and CFO, of the effectiveness of our disclosure controls and procedures in accordance with the provisions of Exchange Act Rule 13a-15. Based on that evaluation, APWC’s CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2025.
Management’s report on Internal Control over Financial Reporting
APWC’s management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We do not expect that our internal control will prevent all errors and all fraud, or eliminate the possibility of fraudulent conduct. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
APWC’s management, including our CEO and CFO, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 (the "Assessment Date"). In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission's ("COSO") 2013 "Internal Control - Integrated Framework" which organizes internal control into the following five components: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring activities. Based on this assessment, APWC’s management, including its CEO and CFO, concluded that APWC’s internal control over financial reporting was effective as of the Assessment Date.
Attestation report of registered public accounting firm
APWC is neither an accelerated filer nor a large accelerated filer. As such, this Annual Report does not require or include an attestation report from our registered public accounting firm on management's assessment of APWC's internal control over financial reporting.
Changes in internal control over financial reporting
Our evaluation did not identify any changes in our internal control over financial reporting during the 2025 fiscal year that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.
Item 16A:    AUDIT COMMITTEE FINANCIAL EXPERT
APWC’s Audit Committee is composed of its three independent directors, Mr. Anson Chan, Dr. Yichin Lee and Dr. Lambert L. Ding. Mr. Chan serves as the Audit Committee’s Chairman and financial expert and meets the independence standards of Exchange Act Rule 10A-3 and Nasdaq Rule 5605(a)(2). A brief professional summary for Mr. Chan, Dr. Lee and Dr. Ding is located at "Item 6.A. Directors and Senior Management".

Item 16B:    CODE OF ETHICS
APWC adopted a code of ethics applicable to its Chief Executive Officer and senior financial officers. A copy of APWC’s code of ethics for senior executives is on file with the SEC. (See "Item 19: Exhibits")
Item 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for fiscal years 2025 and 2024 for professional services rendered by the principal independent accountant for the audit of APWC’s annual financial statements totaled $0.9 million and $0.8 million, respectively.
Tax Fees
The aggregate fees for fiscal years 2025 and 2024 for professional services rendered by the principal independent accountant for tax compliance, tax advice and tax planning totaled approximately $4 and $0, respectively.
All Other Fees
(None)
Audit Committee Approval
The engagement of the independent accountant to render audit, audit-related and non-audit services is entered into pursuant to pre-approval policies and procedures established in the Charter of the Audit Committee of APWC. All of the services described in this Item 16C were approved by the Audit Committee.
Item 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE
The Audit Committee is composed of three directors, each of whom is independent, as such term is defined in Exchange Act Rule 10A-3 of the Exchange Act, and one of whom is a financial expert.
Item 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
For the fiscal year ended December 31, 2025, no purchases of our Common Shares were made by, or on behalf of, us or any affiliated purchaser. APWC does not have a current share repurchase plan or program.
Item 16F:    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
Item 16G:    CORPORATE GOVERNANCE
PEWC holds more than 50% of our issued and outstanding Common Shares. Accordingly, we are a “controlled company” within the meaning of Nasdaq’s corporate governance standards, and may elect to utilize exemptions from certain corporate governance standards, including the requirement (1) that a majority of the Board of Directors consist of independent directors, (2) to have a nominations committee comprised solely of independent directors, with a written charter addressing the nominations process and such related matters required under federal securities laws, and (3) to have a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s responsibilities and authority. We utilize the controlled company exemption for the above listed requirements (1) and (2). While we rely on the controlled company exemption for (2), our independent directors oversee our process for identifying director nominees and review the qualifications of such nominees.
As of December 31, 2025, four (4) of the seven (7) Board members are affiliated with PEWC. We rely on Nasdaq’s allowance for FPIs to follow home country practices in lieu of the requirement that listed companies have regularly scheduled meetings at which only independent directors are present. Nonetheless, our independent directors meet periodically in their capacity as members of our Audit Committee. Our independent auditors and management occasionally join such meetings, in the interest of communicating management’s analysis of the Company’s financial performance and compliance with relevant corporate governance requirements.
Because we have fewer independent directors (i.e. those who meet Nasdaq’s independence standards) on our Board than issuers that comply with all of Nasdaq’s corporate governance standards, investors are not provided the same level of protection afforded to investors in issuers that comply with all of Nasdaq’s corporate governance standards.

As APWC’s majority shareholder, PEWC has sufficient votes to control the outcome of any matter presented for a shareholder vote, including the election of each member of the Board. PEWC may vote its shares in APWC in the manner that it sees fit. In addition, subject to applicable securities laws, PEWC may sell, convey or encumber all or a portion of its ownership interest in APWC without regard to the best interests of APWC’s other shareholders, except to the extent that it is prohibited from engaging in conduct oppressive to non-controlling interests under applicable law. The interests of PEWC may conflict with our interests or the interests of our other shareholders. As a result, PEWC may take actions with respect to us or our business that may not be in our, or our other shareholders’, best interest.
Item 16H:    MINE SAFETY DISCLOSURE
Not applicable.
Item 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
Item 16J.    INSIDER TRADING POLICIES
APWC adopted an Insider Trading Policy governing the purchase, sale, and other disposition of its securities by its directors, senior management, officers and employees, reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards applicable to us. The Insider Trading Policy is filed as Exhibit 97.2 to this Annual Report.

Item 16K.     CYBERSECURITY
Risk management and strategy
Our cybersecurity risk management program aims to identify threats, to present and evaluate them transparently, to mitigate, and to manage them proactively. We have developed an Information Security Management System ("ISMS") using ISO (International Organization for Standardization) 27001 as a guidance to protect the confidentiality, integrity, and availability of our critical systems and information.
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
Periodically, all APWC subsidiaries complete their information security risk assessments, including disaster recovery, information classification, threat and vulnerability identification, and risk impact and likelihood analysis. Management representatives and members of APWC's ISMS Committee evaluate the results of these assessments and design corresponding risk treatment plans based on risk levels and objectives.
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
Governance
In 2025, APWC established the ISMS Committee (Information Security Management Committee), with APWC's CEO serving as the management representative responsible for promoting APWC's overall information security management objectives and providing leadership commitment. The ISMS Committee has designated an Information Security Manager who is responsible for planning information security policies and processes and leading subsidiary members in implementing these policies. The ISMS Committee is comprised of members from all subsidiaries, including the senior management and managers responsible for implementing information security policies and procedures within their respective subsidiaries.

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
Item 19:        EXHIBITS
19.1    Index to Audited Financial Statements
Report of independent registered public accounting firm
Consolidated income statements for the years ended December 31, 2025, 2024, and 2023
Consolidated statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023
Consolidated balance sheets as of December 31, 2025 and 2024
Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023
Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

April 27, 2026	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Audited Consolidated Financial Statements

As of December 31, 2025 and 2024
Years ended December 31, 2025, 2024 and 2023

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
30. Subsequent event
31. Approval of the financial statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Asia Pacific Wire & Cable Corporation Limited:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Asia Pacific Wire & Cable Corporation Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Revenue Recognition – Estimating Measure of Progress for Supply, Delivery and Installation (“SDI”) Contracts
As described in Note 3.14 and 5 to the consolidated financial statements, the Company’s revenues include revenue from the supply, delivery and installation (“SDI”) of cable to power transmission contracts which amounted to US$39.8 million for the year ended December 31, 2025. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (cost-to-cost) to measure the progress towards satisfaction of performance obligation. The estimate about revenue, costs and progress towards complete satisfaction of a performance obligation may revise when there is a change in circumstances and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

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
April 27, 2026
We have served as the Company's auditor since 2017.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENTS
For the years ended December 31, 2025, 2024 and 2023

		2025	2024	2023
	Note	US$’000	US$’000	US$’000
Revenue	5(e)	489,679	472,672	425,772

Cost of sales	7(g),13	(455,252)	(437,577)	(395,545)
Gross profit		34,427	35,095	30,227

Other operating income	7(a)	593	1,365	433
Selling, general and administrative, research and development expenses		(28,502)	(25,855)	(24,472)
Other operating expenses	7(b)	(1)	(12)	—
Net impairment loss on financial and contract assets	7(c)	(140)	(585)	(4,640)
Operating profit		6,377	10,008	1,548

Finance costs	7(d)	(1,913)	(2,304)	(2,527)
Finance income	7(e)	145	208	205
Share of loss of associates	19	(2)	(2)	(2)
Gain on disposal of investment	19	662	—	—
Exchange gain		861	823	679
Other income	7(f)	587	878	570
Other expenses	7(f)	—	(234)	(9)
Profit before tax		6,717	9,377	464

Income tax expense	8	(1,503)	(2,809)	(162)
Profit for the year		5,214	6,568	302

Attributable to:
Equity holders of the parent		3,670	3,486	3,867
Non-controlling interests		1,544	3,082	(3,565)
		5,214	6,568	302

Earnings per share
Basic and diluted profit for the year attributable to equity holders of the parent (in dollars)	9	$0.18	$0.17	$0.19
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2025, 2024 and 2023

		2025	2024	2023
	Note	US$’000	US$’000	US$’000
Profit for the year		5,214	6,568	302
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations, net of tax of $0	24(c)	16,195	(5,459)	784
		16,195	(5,459)	784

Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:

Changes in the fair value of equity instruments measured at fair value through other comprehensive income	11(d)	1,013	(67)	1,104
Income tax effect	8	(204)	15	(221)
Other comprehensive income/(loss) from equity instruments measured at fair value, net of tax	24(c)	809	(52)	883
Re-measuring income on defined benefit plans	22	(410)	(390)	1,885
Income tax effect	8	82	78	(377)
Defined benefit pension plan, net of tax	24(c)	(328)	(312)	1,508

Other comprehensive income/(loss) for the year, net of tax		16,676	(5,823)	3,175

Total comprehensive income for the year, net of tax		21,890	745	3,477

Attributable to:
Equity holders of the parent		15,334	(2,101)	5,464
Non-controlling interests		6,556	2,846	(1,987)
		21,890	745	3,477
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

		As of December 31,
		2025	2024
	Note	US$’000	US$’000
Assets
Current assets
Cash and cash equivalents (excluding bank overdrafts)	10	33,163	34,035
Financial assets at fair value through profit or loss	11	61	—
Trade receivables	12	103,535	102,789
Other receivables	12,28(e)	936	1,257
Contract assets	14	7,748	688
Due from related parties	25	3,905	607
Inventories	13	151,515	126,814
Prepayments		3,118	3,195
Other current assets		4,336	1,529
		308,317	270,914
Assets classified as held for sale	20	782	747
		309,099	271,661

Non-current assets
Financial assets at fair value through other comprehensive income	11,27	4,161	3,069
Property, plant and equipment	15,28(e)	53,683	52,227
Right of use assets	16(a)	2,879	2,420
Investment properties	17,27	536	504
Intangible assets	18	65	110
Investments in associates	19	875	807
Deferred tax assets	8	6,169	6,684
Other non-current assets		4,228	2,378
		72,596	68,199
Total assets		381,695	339,860
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024

		As of December 31,
		2025	2024
	Note	US$’000	US$’000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	11(b)	41,828	24,098
Trade and other payables	21	58,184	57,220
Due to related parties	25	9,590	9,715
Financial liabilities at fair value through profit or loss	11,27	—	21
Accruals		11,079	8,246
Current tax liabilities		644	1,624
Employee benefit liabilities	22	2,507	2,178
Lease liabilities		1,113	648
Other current liabilities	23	6,877	4,272
		131,822	108,022
Non-current liabilities
Interest-bearing loans and borrowings	11(b)	510	4,872
Employee benefit liabilities	22	6,524	5,908
Lease liabilities		1,473	1,425
Deferred tax liabilities	8	4,239	4,079
Other non-current liabilities		175	189
		12,921	16,473
Total liabilities		144,743	124,495

Equity	24
Issued capital		206	206
Additional paid-in capital		118,103	118,103
Treasury shares		(38)	(38)
Retained earnings		65,087	61,417
Other components of equity		(13,066)	(24,730)
Equity attributable to equity holders of the parent		170,292	154,958
Non-controlling interests	6	66,660	60,407
Total equity		236,952	215,365
Total liabilities and equity		381,695	339,860
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2025, 2024 and 2023

		Attributable to the equity holders of the parent
		Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Note	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2023		206	118,103	(38)	54,064	(1,014)	404	(20,130)	151,595	59,833	211,428
Net profit		—	—	—	3,867	—	—	—	3,867	(3,565)	302
Other comprehensive income/(loss)	24	—	—	—	—	768	450	379	1,597	1,578	3,175
Total comprehensive income/(loss)		—	—	—	3,867	768	450	379	5,464	(1,987)	3,477
Dividends paid	24	—	—	—	—	—	—	—	—	(284)	(284)
Balance at December 31, 2023		206	118,103	(38)	57,931	(246)	854	(19,751)	157,059	57,562	214,621
Net profit		—	—	—	3,486	—	—	—	3,486	3,082	6,568
Other comprehensive income/(loss)	24	—	—	—	—	(159)	(22)	(5,406)	(5,587)	(236)	(5,823)
Total comprehensive income/(loss)		—	—	—	3,486	(159)	(22)	(5,406)	(2,101)	2,846	745
Dividends paid	24	—	—	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2024		206	118,103	(38)	61,417	(405)	832	(25,157)	154,958	60,407	215,365
Net profit		—	—	—	3,670	—	—	—	3,670	1,544	5,214
Other comprehensive income/(loss)	24	—	—	—	—	(167)	410	11,421	11,664	5,012	16,676
Total comprehensive income/(loss)		—	—	—	3,670	(167)	410	11,421	15,334	6,556	21,890
Dividends paid	24	—	—	—	—	—	—	—	—	(303)	(303)
Balance at December 31, 2025		206	118,103	(38)	65,087	(572)	1,242	(13,736)	170,292	66,660	236,952
The accompanying notes are an integral part of these consolidated financial statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025, 2024, and 2023

		2025	2024	2023
	Note	US$’000	US$’000	US$’000
Operating activities:
Profit before tax		6,717	9,377	464
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation	15,16,17	6,862	6,021	6,157
Amortization of intangible assets	18	58	65	54
Gain on disposal of property, plant and equipment	7(a)	(152)	(824)	(39)
Gain on disposal of investment	19	(662)	—	—
Net (gain)loss on financial instruments	7(f)	(57)	234	(196)
Dividend income	7(f)	(103)	(96)	(97)
Finance income	7(e)	(145)	(208)	(205)
Finance costs	7(d)	1,913	2,304	2,527
Share of loss of associates	19	2	2	2
Impairment for trade receivables	7(c),12(a)	140	582	75
Impairment for trade receivables for related parties	7(c)	—	—	4,565
Impairment of other receivable	7(c)	—	3	—
Write-back of impairment of inventories	13	(2,274)	(155)	(10,255)
Unrealized foreign exchange difference, net		103	(22)	(325)
Changes in operating assets and liabilities
Trade and other receivable		6,198	(1,450)	(21,003)
Contract assets		(6,942)	12,898	(1,236)
Inventories		(12,607)	(2,354)	13,917
Prepayment and other current assets		20	790	820
Amounts due to/from related parties		(3,788)	2,817	(3,772)
Other non-current assets		(1,860)	(413)	195
Trade and other payables, accruals, other current liabilities and other non-current liabilities		1,828	(2,270)	6,659
Net cash flows (used in)/provided by operating activities		(4,749)	27,301	(1,693)
Dividend received		103	96	97
Interest received		145	207	205
Interest paid		(1,792)	(2,195)	(2,381)
Income tax paid		(1,462)	(1,109)	(2,318)
Net cash (used in)/provided by operating activities		(7,755)	24,300	(6,090)
Investing activities:
Purchases of property, plant and equipment	29	(3,337)	(4,217)	(4,254)
Purchases of intangible assets	18	(8)	(54)	(40)
Purchases of long-term bank deposits		—	—	(87)
Purchases of short-term bank deposits		(1,235)	—	(407)
Investment in financial assets at fair value through OCI	11	—	(252)	(240)
Proceeds from disposal of prepaid lease payment		11	—	—
Proceeds from disposal of property, plant and equipment		210	962	168
Proceeds from maturities of long-term bank deposits		92	188	—
Net cash used in investing activities		(4,267)	(3,373)	(4,860)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 2025, 2024, and 2023

		2025	2024	2023
	Note	US$’000	US$’000	US$’000
Financing activities:
Dividend paid to non-controlling shareholders of subsidiaries	29	(435)	(1)	(357)
Repayments of borrowings	29	(7,610)	(25,622)	(7,256)
Proceeds from borrowings	29	18,183	2,101	2,799
Principal elements of lease payments	29	(1,069)	(736)	(691)
Net cash provided by/(used in) financing activities		9,069	(24,258)	(5,505)
Effect of exchange rate		2,081	(604)	408
Net decrease in cash and cash equivalents		(872)	(3,935)	(16,047)
Cash and cash equivalents at beginning of year	10	34,035	37,970	54,017
Cash and cash equivalents at end of year	10	33,163	34,035	37,970
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
PEWC currently holds, directly and indirectly, 80.96% of the equity of APWC and is APWC’s ultimate parent company.
Share Capital Repurchase Program
APWC’s Board of Directors authorized a share capital repurchase program on August 28, 2012. During 2012 and 2013, APWC repurchased 11,100 shares with total considerations of $38 until APWC suspended the share capital repurchase program as of June 30, 2013. APWC records the value of its common shares held in the treasury at cost.

2.    BASIS OF PREPARATION
2.1    The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical basis except where otherwise disclosed in the accounting policies. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except when otherwise indicated.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.    BASIS OF PREPARATION (continued)
2.2 Basis of consolidation
The consolidated financial statements comprise the financial statements of APWC and its subsidiaries (collectively as “our Company”) as of December 31, 2025 and 2024, and the results of operations of our Company for the years ended December 31, 2025, 2024 and 2023.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.2    Basis of consolidation (continued)
The subsidiaries of our Company are set out below:

	Percentage of equity interest
Place of incorporation and operations	2025	2024
The British Virgin Islands
APWC General Holdings Limited	100.00%	100.00%
PRC (APWC) Holding Ltd.	100.00%	100.00%
Samray Inc.	100.00%	100.00%
Siam (APWC) Holdings Ltd.	100.00%	100.00%
Moon View Ltd.	100.00%	100.00%
Trigent Investment Holdings Limited	100.00%	100.00%
Crown Century Holdings Ltd.	100.00%	100.00%
Singapore
Sigma Cable Company (Private) Limited (“Sigma Cable”)	98.30%	98.30%
Epan Industries Pte Ltd.	98.30%	98.30%
Singvale Pte Ltd.	100.00%	100.00%
The People’s Republic of China (“PRC”)
Ningbo Pacific Cable Co., Ltd. (“Ningbo Pacific”)	97.93%	97.93%
Shanghai Yayang Electric Co., Ltd. (“SYE”)	68.75%	68.75%
Pacific Electric Wire & Cable (Shenzhen) Co., Ltd. (“PEWS”)	97.93%	97.93%
Hong Kong
Crown Century Holdings Limited (“CCH (HK)”)	97.93%	97.93%
Australia
Australia Pacific Electric Cables Pty Limited (“APEC”)	98.06%	98.06%
Thailand
Charoong Thai Wire and Cable Public Company Limited (“Charoong Thai”) (i)	50.93%	50.93%
Siam Pacific Electric Wire & Cable Company Limited (“Siam Pacific”)	50.93%	50.93%
Double D Cable Company Limited (“Double D”)	50.93%	50.93%
Hard Lek Limited.	73.98%	73.98%
APWC (Thailand) Co., Ltd.	99.48%	99.48%
PEWC (Thailand) Co., Ltd.	99.48%	99.48%
CTW Beta Co., Ltd.	50.89%	50.89%
Siam Fiber Optics Co., Ltd. (“SFO”)	50.93%	50.93%
Taiwan
Asia Pacific New Energy Corporation Limited ("APNEC")	100.00%	100.00%
Pacific Smart System Corporation Limited ("PSSC") (Formerly YASHIN Energy Corporation Limited)	100.00%	100.00%
YADING Energy Corporation Limited ("YADING")	100.00%	100.00%
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
Our Company’s financial liabilities include trade and other payables, bank overdrafts and interest-bearing loans and borrowings. These financial liabilities represent liabilities for goods and services provided to our Company and refund liabilities arising from contracts with customers. Trade payables are non-interest bearing and are normally settled on 60~90 day terms. The refund liabilities are rebate and discounts for the sale of goods to external customers in the ordinary course of our Company’s activities. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at fair value and subsequently measured at amortized cost using the EIR method.
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
For the year ended December 31, 2025, 2024 and 2023, the government grant received were $124, $187 and $74, respectively, our Company recognized in the line item of other income, refer to Note 7(f).
In 2024, our company received government grants for enterprise technology renovation. These grants related to the purchase of specific items of property, plant, and equipment, have been recognized $97 as other income for the year ended December 31, 2025 and $175 included in other non-current liabilities as deferred income to be amortized over a period of 10 years as of December 31, 2025. There are no unfulfilled conditions or contingencies attached to these grants.
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
3.23    Significant accounting judgments, estimates and assumptions
The preparation of our Company’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)
3.23    Significant accounting judgements, estimates and assumptions (continued)
Measurement of ECL allowance for trade receivables
Our Company applies the IFRS 9 simplified approach to measure lifetime expected loss allowance for trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of the sales over a period of 36 months before December 31, 2025 and the historical credit loss experience within this period. The historical loss rates are adjusted to reflect current and forward-looking information on general economic conditions affecting the ability of the customers to settle the receivables. Our Company has identified the default rate of the countries where it sells the goods and services as the most relevant factor and adjusts the historical loss rates based on the expected changes accordingly.
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
As of December 31, 2025, our Company has $24,074 (2024: $25,947) in tax losses carried forward. These losses related to subsidiaries that have a history of losses, do not expire and may not be used to offset taxable income elsewhere in our Company except for $11,745 (2024: $13,305), which is expected to be realized. The tax value of these carried-forward tax losses is $2,449 (2024: $2,583), reported as deferred tax asset. The subsidiaries do not have any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. On this basis, our Company has determined that it cannot recognize deferred tax assets on the tax losses carried forward.
If our Company was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by $2,778 (2024: $3,022; 2023: $3,876). Further details on taxes are disclosed in Note 8.

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
4.    NEW STANDARDS AND INTERPRETATIONS
4.1    Recently applied accounting pronouncements
Our Company has applied the following amendments for the first time for its annual reporting period commencing January 1, 2025:
Lack of exchangeability – Amendments to IAS 21
The Amendments listed above had no impact on the consolidated financial statements of our Company in prior periods and are not expected to significantly affect the current or future periods.
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
Our Company is assessing the impact of the amendments on the primary financial statements and notes to the consolidated financial statements.

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
As the three operating segments exceed the quantitative thresholds, they are also reportable segments. Segment results are evaluated based on adjusted operating profit or loss for each segment, with a reconciliation to the consolidated financial statements provided in Note 5(c). The accounting policies for segment information, including transactions entered between segments are generally the same as those described in the summary of material accounting policies.
Inter-segment revenues are eliminated upon consolidation and reflected in the “adjustments and eliminations” column. All other adjustments and eliminations are part of detailed reconciliations presented further below.
5(b)    Information about reportable segments

Year ended December 31, 2025	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	86,293	176,862	226,524	489,679	—	489,679
Inter-segment	—	—	—	—	—	—
Cost of sales and selling expenses (excluding depreciation and amortization)	79,841	168,633	214,656	463,130	—	463,130
Segment operating profit/(loss)	304	3,441	5,028	8,773	—	—
Depreciation and amortization (including depreciation from right of use assets)	(1,626)	(3,334)	(1,880)	(6,840)	(80)	(6,920)
Impairment loss on financial assets	(17)	(88)	(35)	(140)	—	(140)
Interest income	30	90	22	142	3	145
Interest expense	(73)	(883)	(808)	(1,764)	(2)	(1,766)
Income tax (expense)/benefit	(158)	(301)	(859)	(1,318)	(185)	(1,503)

Other disclosures
Capital expenditure	502	2,048	795	3,345	—	3,345

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2024	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	72,608	172,793	227,271	472,672	—	472,672
Inter-segment	—	—	—	—	—	—
Cost of sales and selling expenses (excluding depreciation and amortization)	68,554	160,784	215,486	444,824	—	444,824
Segment operating profit/(loss)	(445)	7,134	5,197	11,886	—	—
Depreciation and amortization (including depreciation from right of use assets)	(1,509)	(3,049)	(1,447)	(6,005)	(81)	(6,086)
Impairment loss on financial assets	(91)	(552)	58	(585)	—	(585)
Interest income	77	93	34	204	4	208
Interest expense	(20)	(1,242)	(904)	(2,166)	(2)	(2,168)
Income tax (expense)/benefit	(35)	(1,036)	(1,353)	(2,424)	(385)	(2,809)

Other disclosures
Capital expenditure	868	2,799	590	4,257	14	4,271

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(b)    Information about reportable segments (continued)

Year ended December 31, 2023	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenues
External customers	58,649	166,925	200,198	425,772	—	425,772
Inter-segment	—	8	—	8	(8)	—
Cost of sales and selling expenses (excluding depreciation and amortization)	55,341	164,712	185,178	405,231	—	405,231
Segment operating profit/(loss)	1,794	(2,119)	8,628	8,303	—	—
Depreciation and amortization (including depreciation from right of use assets)	(1,506)	(3,202)	(1,424)	(6,132)	(79)	(6,211)
Impairment loss on financial assets	(10)	(4,530)	(100)	(4,640)	—	(4,640)
Interest income	103	86	11	200	5	205
Interest expense	(30)	(1,590)	(775)	(2,395)	(4)	(2,399)
Income tax (expense)/benefit	26	(39)	(632)	(645)	483	(162)

Other disclosures
Capital expenditure	1,952	1,629	710	4,291	3	4,294
Adjustments and eliminations
Corporate expenses, and share of gain (loss) of associates are not allocated to individual segments as the underlying instruments are managed on a group basis.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(c)    Reconciliation of segment operating profit (loss)

	For the year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Segment operating profit	8,773	11,886	8,303
Corporate expenses and others	(2,848)	(2,646)	(2,548)
	5,925	9,240	5,755
Other operating income	593	1,365	433
Other operating expenses	(1)	(12)	—
Net impairment loss on financial and contract assets	(140)	(585)	(4,640)
Operating profit	6,377	10,008	1,548
Finance costs	(1,913)	(2,304)	(2,527)
Finance income	145	208	205
Gain on disposal of investment	662	—	—
Share of loss of associates	(2)	(2)	(2)
Exchange gain	861	823	679
Other income	587	878	570
Other expense	—	(234)	(9)
Profit/(loss) before tax	6,717	9,377	464
5(d)    Segment assets and liabilities

	North Asia	Thailand	ROW	Total segments	Corporate adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2025
Total segment assets	47,578	184,907	138,193	370,678	10,235	380,913
Asset classified as held for sale	782	—	—	782	—	782
Total assets	48,360	184,907	138,193	371,460	10,235	381,695
Total liabilities	7,667	63,926	65,601	137,194	7,549	144,743
As of December 31, 2024
Total segment assets	45,789	157,053	126,272	329,114	9,999	339,113
Asset classified as held for sale	747	—	—	747	—	747
Total assets	46,535	157,053	126,272	329,861	9,999	339,860
Total liabilities	6,945	48,722	61,636	117,303	7,192	124,495

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(d)    Segment assets and liabilities (continued)
Reconciliation of assets:

	As of December 31,
	2025	2024
	US$’000	US$’000
Segment operating assets	371,460	329,861
Corporate and other assets	3,191	2,508
Investment in associates	875	807
Deferred tax assets	6,169	6,684
Total assets	381,695	339,860
Reconciliation of liabilities:

	As of December 31,
	2025	2024
	US$’000	US$’000
Segment operating liabilities	137,194	117,303
Corporate liabilities	3,310	3,113
Deferred tax liabilities	4,239	4,079
Total liabilities	144,743	124,495
5(e)    Disaggregated revenues and geographical information
(i)Revenue from external customers is summarized as the following major categories:

Year ended December 31, 2025	North Asia	Thailand	ROW	Total segments	Corporate expense adjustments and eliminations	Consolidated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue from external customers
Power	—	84,868	167,779	252,647	—	252,647
Enamel	83,028	75,856	—	158,884	—	158,884
SDI	3,204	—	36,603	39,807	—	39,807
Others*	61	16,138	22,142	38,341	—	38,341
	86,293	176,862	226,524	489,679	—	489,679
Timing of revenue recognition
At a point in time	83,089	176,832	194,952	454,873	—	454,873
Over time	3,204	30	31,572	34,806	—	34,806
	86,293	176,862	226,524	489,679	—	489,679
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.    SEGMENT INFORMATION (continued)
5(e)    Disaggregated revenues and geographical information (continued)
(ii)Revenue from external customers is attributed to individual countries based on the customer’s country of domicile and is summarized as follows:

	For the year ended Current period end
	2025	2024	2023
	US$’000	US$’000	US$’000
Revenues from external customers
Thailand	161,460	158,135	152,437
Singapore	147,612	154,379	135,227
Australia	62,715	67,106	62,139
China, Hong Kong, and Taiwan	90,591	76,146	62,239
India	1,116	923	973
Southeast Asia	26,179	15,983	12,741
Northeast Asia	6	—	16
	489,679	472,672	425,772
Countries in the Southeast Asia region include Cambodia, Vietnam, Indonesia, Brunei, Laos, Malaysia and Myanmar; countries in the Northeast Asia region include Japan and South Korea.
(iii)Major customer information
Revenue from one customer in the ROW region amounted to $83,865 in 2025, representing 17.13% of 2025 consolidated revenue. Revenue from one customer in the ROW region amounted to $94,499 in 2024 representing 19.99% of 2024, consolidated revenue. Revenue from one customer in the ROW region amounted to $80,862 in 2023 representing 18.99% of 2023, consolidated revenue.
5(f)    Non-current assets information
The total non-current assets other than financial instruments and deferred tax assets broken down by the country of domicile are summarized as follow:

	As of December 31,
	2025	2024
	US$’000	US$’000
Non-current assets by country:
Thailand	37,640	35,938
Singapore	5,755	4,371
China, Hong Kong, and Taiwan	7,560	8,546
Australia	7,738	6,894
Other	208	67
Total non-current assets	58,901	55,816

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    MATERIAL PARTLY-OWNED SUBSIDIARIES
6(a)    Material subsidiaries
Our Company has subsidiaries with material non-controlling interests (“NCI”). Information regarding the subsidiaries is as follows:
Proportion of equity interest held by NCI:

	Country of incorporation and operation	As of December 31,
Name		2025	2024
Charoong Thai and its subsidiaries (“CTW Consolidated”)	Thailand	49.07%	49.07%
6(b)    Summarized financial information about the subsidiaries
The summarized financial information of the subsidiaries is provided below. This information is based on amounts before inter-company eliminations:

Summarized statements of comprehensive income	CTW consolidated
	For the year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Revenue	176,862	172,793	166,933
Profit/(loss) before tax	3,268	7,234	(7,587)
Income tax expense	302	1,036	39
Profit/(loss) for the year	2,966	6,198	(7,626)
Other comprehensive income/(loss)	10,259	(270)	3,252
Total comprehensive income/(loss)	13,225	5,928	(4,374)
Profit/(loss) attributable to non-controlling interests	1,456	3,042	(3,742)
Dividends paid to non-controlling interests	285	—	285

Summarized balance sheets	CTW consolidated
	As of December 31,
	2025	2024
	US$’000	US$’000
Current assets	143,174	118,112
Non-current assets	49,491	46,542
Current liabilities	(57,916)	(38,805)
Non-current liabilities	(6,933)	(10,659)
Total equity	127,816	115,190

Equity attributable to:
Equity holders of the parent	65,097	58,666
Non-controlling interests	62,719	56,524

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6.    MATERIAL PARTLY-OWNED SUBSIDIARIES (continued)
6(b)    Summarized financial information about the subsidiaries (continued)

Summarized cash flow information	CTW consolidated
	For the year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Operating	(18,502)	29,970	(11,954)
Investing	(2,818)	(1,589)	(1,418)
Financing	14,858	(23,746)	(144)
Effect of changes in exchange rate on cash	1,393	147	27
Net (decrease) increase in cash and cash equivalents	(5,069)	4,782	(13,489)

7.    INCOME AND EXPENSES ITEMS
7(a)    Other operating income

	2025	2024	2023
	US$’000	US$’000	US$’000
Gain on disposal of property, plant, and equipment	152	824	39
Rental income	61	264	323
Other operating income – others	380	277	71
Total other operating income	593	1,365	433
7(b)    Other operating expenses

	2025	2024	2023
	US$’000	US$’000	US$’000
Other operating expenses – others	1	12	—
Total other operating expenses	1	12	—

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(c)    Net impairment loss on financial and contract assets

	2025	2024	2023
	US$’000	US$’000	US$’000
Impairment for trade receivables (Note 12(a))	140	582	75
Impairment for trade receivables for related parties (Note 25(b))	—	—	4,565
Impairment of other receivable	—	3	—
Total net impairment loss on financial and contract assets	140	585	4,640
7(d)    Finance costs

	2025	2024	2023
	US$’000	US$’000	US$’000
Interest on loans and borrowings	1,628	2,083	2,301
Interest on leases liabilities	138	85	98
Total interest expenses	1,766	2,168	2,399
Bank charges	147	136	128
Total finance costs	1,913	2,304	2,527
7(e)    Finance income

	2025	2024	2023
	US$’000	US$’000	US$’000
Interest income	145	208	205
Total finance income	145	208	205
7(f)    Other income and expenses

	2025	2024	2023
	US$’000	US$’000	US$’000
Government grants	124	187	74
Net gain/(loss) on financial instruments	57	(234)	196
Dividend income	103	96	97
Other income	303	595	203
Other expenses	—	—	(9)
Total other income and expenses	587	644	561

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(g)    Depreciation, amortization and lease expense included in the consolidated income statements

	2025	2024	2023
	US$’000	US$’000	US$’000
Included in cost of sales:
Depreciation – property, plant and equipment	4,336	3,874	4,077
Depreciation – right of use assets	130	125	133
Amortization – intangible assets	17	25	26
Lease expenses	29	26	1
Included in selling expenses:
Depreciation – property, plant and equipment	171	138	133
Depreciation – right of use assets	265	163	197
Amortization – intangible assets	1	—	—
Lease expenses	8	1	1
Included in general and administrative expenses:
Depreciation – property, plant and equipment	555	698	580
Depreciation – right of use assets	716	466	456
Amortization – intangible assets	39	40	28
Depreciation – investment properties	8	25	168
Lease expenses	65	15	14
Included in research and development expenses:
Depreciation – property, plant and equipment	653	521	409
Depreciation – right of use assets	28	11	4
Amortization – intangible assets	1	—	—
Lease expenses	5	—	—
	7,027	6,128	6,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
7.    INCOME AND EXPENSES ITEMS (continued)
7(h)    Employee benefits expenses

	2025	2024	2023
	US$’000	US$’000	US$’000
Included in cost of sales:
Wages and salaries	12,671	11,802	12,207
Labor and health insurance costs	78	80	79
Pension costs	808	736	833
Other employee benefits	800	740	750
Included in selling expenses:
Wages and salaries	4,783	4,494	4,221
Labor and health insurance costs	34	20	10
Pension costs	393	383	359
Other employee benefits	38	44	33
Included in general and administrative expenses:
Wages and salaries	8,310	8,389	8,116
Labor and health insurance costs	133	150	144
Pension costs	797	803	669
Director fees	451	455	323
Other employee benefits	237	182	161
Included in research and development expenses:
Wages and salaries	981	746	676
Labor and health insurance costs	40	33	16
Pension costs	95	64	42
Other employee benefits	29	24	15
Total employee benefits expenses	30,678	29,145	28,654
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
The Operating Subsidiaries and equity investees are governed by the income tax laws of Singapore, Thailand, Australia, the PRC and Taiwan. The corporate income tax rate in Singapore was 17% for each of the three years ended December 31, 2025, and there is no withholding tax on dividends applicable to our Company. For Thailand, the statutory corporate income tax rate was 20% for each of the three years ended December 31, 2025 and a withholding tax of 10% is levied on dividends received by our Company. Charoong Thai is listed on Stock Exchange of Thailand (“SET”). In Australia, the corporate income tax rate was 30% for 2022/2023, 2023/2024 and 2024/2025 tax years. The applicable corporate income tax rate for the subsidiaries in the PRC was 25% for each of the three years ended December 31, 2025. In Taiwan, the corporate income tax rate was 20% for each of the three years ended December 31, 2025.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
Dividends received from the Operating Subsidiaries and equity investees may be subject to withholding taxes. Under the current Singapore corporate tax system, dividends paid by a Singapore resident company is tax exempt, and is not subject to withholding taxes. In Australia, dividends paid to non-residents are exempt from dividend withholding taxes except when dividends are paid out of profit that is not taxed by Australian income tax (i.e. unfranked dividends). For Thailand, dividends paid by a company to any individual or corporate payee overseas are subject to a withholding tax of 10%. Under the Corporate Income Tax Law of the PRC, dividend distribution of profits to foreign investor(s) is subject to withholding tax of 10%. Hong Kong does not impose withholding tax on dividend distributions to either residents or non-residents. In Taiwan, the dividends or profit distributed to non-resident shareholders are subject to 21% withholding tax.
The major components of income tax expenses (benefits) for the years ended December 31, 2025, 2024 and 2023 are:

	2025	2024	2023
	US$’000	US$’000	US$’000
Consolidated income statements
Current income tax:
Current income tax charge	489	1,513	2,798
Previously unrecognized tax loss or temporary difference used to reduce current income tax	—	—	(394)
Adjustments for current income tax of prior years	(58)	6	(694)
Total current income tax	431	1,519	1,710
Deferred tax expenses / (benefits):
Relating to origination and reversal of temporary differences	1,433	1,426	(1,284)
Previously unrecognized tax loss or temporary difference used to reduce deferred tax expenses	(361)	(136)	(264)
Total deferred tax expenses/(benefits)	1,072	1,290	(1,548)
Income tax expenses reported in the income statement	1,503	2,809	162

Consolidated statements of comprehensive income
Deferred tax related to items recognized in other comprehensive income during the year:
Change in the fair value of equity instrument measured at fair value through other comprehensive income
Recognized during the year	204	(15)	221
Effect of change in tax rate	—	—	—
Net income on actuarial gains and losses
Recognized during the year	(82)	(78)	377
Effect of change in tax rate	—	—	—
Income tax (benefit) expense charged to other comprehensive income (loss)	122	(93)	598

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

	2025	2024	2023
	US$’000	US$’000	US$’000
Profit/(loss) before tax	6,717	9,377	464
Tax at statutory rate of 20% (2024: 20%; 2023: 20%)	1,343	1,875	93
Foreign income taxed at different rate	490	944	940
Expenses not deductible for tax purpose	279	68	9
Utilization of previously unrecognized tax losses/temporary differences	—	—	(394)
Tax benefit arising from previously unrecognized tax losses	(361)	(136)	(264)
Net deferred tax asset not recognized	254	332	1,727
Tax exempt on income	(393)	(140)	(693)
Uncertain tax position	—	—	—
Return to provision adjustment	(59)	6	(694)
Deferred tax liability arising from undistributed earnings	161	238	(354)
Withholding tax on dividends	151	127	38
Enhanced pre-tax deductions of R&D Expenses	(326)	(198)	(242)
Others	(39)	(307)	(4)
Income tax expense reported in consolidated income statement	1,503	2,809	162

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
Deferred tax
Deferred tax relates to the following:

	Consolidated balance sheet		Consolidated income statement
	As of December 31,		For the year ended Decembers 31,
	2025	2024	2025	2024	2023
	US$’000	US$’000	US$’000	US$’000	US$’000
Outside basis differences	(3,931)	(3,770)	161	238	(354)
Revaluations of financial assets at fair value through other comprehensive income	(607)	(404)	—	—	—
Unutilized building allowance (net)	(92)	(87)	—	(51)	131
Unused tax losses	2,449	2,583	332	594	(1,805)
Allowance for doubtful accounts	1,124	1,040	4	(33)	(945)
Inventory impairment	442	826	434	52	2,001
Rebates and other accrued liabilities	553	715	207	7	(119)
Unpaid retirement benefits	1,378	1,261	(7)	19	11
Deferred revenue and cost of sales	2	(1)	(3)	31	(12)
Actuarial loss	281	199	—	—	—
Unabsorbed depreciation	596	591	31	(36)	(4)
Mark-to-Market value of forward contract	(12)	4	11	(4)	—
Provision for loss on onerous sale contract	45	31	(11)	407	(443)
Leases	51	38	(11)	2	(6)
Others	(349)	(421)	(76)	64	(3)
Deferred tax expenses/(benefits)			1,072	1,290	(1,548)
Net deferred tax assets	1,930	2,605
Reconciliation of deferred tax assets, net

	2025	2024	2023
	US$’000	US$’000	US$’000
Opening balance as of January 1	2,605	3,959	2,946
Tax (expense)/benefit during the period recognized in profit or loss	(1,072)	(1,290)	1,548
Tax benefit/(expense) during the period recognized in other comprehensive income	(122)	93	(598)
Exchange difference on translation foreign operations	519	(157)	63
Closing balance as of December 31	1,930	2,605	3,959
Our Company offset tax assets and liabilities if and only if it has legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
Our Company has available unused net operating losses which arose in Thailand, China, Hong Kong, Singapore, Australia and Taiwan as of December 31, 2025 and 2024, that may be applied against future taxable income and that expire as follows respectively:

	As of December 31,
Year of expiration	2025	2024
	US$’000	US$’000
2025	—	1,711
2026	2,090	1,978
2027	3,484	4,140
2028	14,059	12,978
2029	493	483
2030	332	—
2032	161	155
2033	719	689
2034	1,218	—
2035	907	—
No expiration	611	3,813
	24,074	25,947
Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in our Company, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. Our Company did not recognize deferred tax assets of $2,559 (2024: $2,672; 2023: $3,400) in respect of tax losses amounting to $12,329 (2024: $12,642; 2023: $15,928).
In addition, our Company did not recognize deferred assets of $219 (2024: $350; 2023: $476) in relation to deductible temporary differences amounting to $1,127 (2024: $1,635; 2023: $2,154).
There are no income tax consequences attached to the payment of dividends in 2025 or 2024 by APWC to its shareholders.
As of December 31, 2025 and 2024, our Company is subject to taxation in PRC, Australia, Thailand, Singapore and Taiwan. Our Company’s tax years from 2015 and forward are still subject to examination by the tax authorities in various tax jurisdictions.
As of December 31, 2025, 2024, and 2023, our Company did not have any uncertain tax treatments. Accordingly, no penalties or interest related to uncertain tax treatments were recognized in the consolidated financial statements for the years then ended.
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

Global Minimum Tax (Pillar Two)
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

Status of Implementation in Our Company’s Operated Jurisdictions

Country	Implementation Status	Income Inclusion Rule (IIR)	Undertaxed Profit Rule (UTPR)	Domestic Top-up Tax (QDMTT)
Taiwan (i)	No announcement yet	Undefined	Undefined	Undefined
Bermuda (ii)	No information	No information	No information	No information
PRC	No announcement yet	Undefined	Undefined	Undefined
HongKong (iii)	Legislation adopted	January 1, 2025	To be confirmed	January 1, 2025
Thailand	Legislation adopted	January 1, 2025	January 1, 2025	January 1, 2025
Australia	Legislation adopted	January 1, 2024	January 1, 2025	January 1, 2024
Singapore	Legislation adopted	January 1, 2025	Deferred until further notice	January 1, 2025
(i) Taiwan has enacted an increase in the Alternative Minimum Tax (AMT) rate applicable to profit-making enterprises within multinational groups, from 12% to 15%, effective for taxable years beginning on or after January 1, 2025
(ii) Bermuda has implemented corporate income tax (CIT) in line with the OECD’s Pillar Two global minimum tax framework. This tax applies to Bermuda-based entities within MNE groups with annual revenues of at least €750 million. The CIT rate is 15% and will take effect for tax years beginning on or after January 1, 2025.
(iii) The IIR and the Hong Kong Minimum Top-up Tax (HKMTT) are now law and take effect retroactively for fiscal years beginning on or after January 1, 2025. While the IIR and HKMTT are active, the implementation of the UTPR has been officially deferred. The government decided to observe international developments and the implementation status in other jurisdictions before specifying a commencement date for the UTPR.
Assessment of Exposure
Our Company has performed a assessment of its potential exposure to Pillar Two income taxes for the year ended December 31, 2025.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
8.    INCOME TAX (continued)
Safe Harbor Jurisdictions:
This assessment is based on jurisdiction-by-jurisdiction using the Transitional CbCR Safe Harbor rules. The majority of the Group's operating jurisdictions satisfied at least one of the safe harbor criteria and the potential top-up tax is deemed to be zero. However, the following jurisdictions failed to meet the required thresholds (De Minimis, Simplified Effective Tax Rate (ETR), or Routine Profits):
• Singapore
• British Virgin Islands (BVI)
Full Calculation Jurisdictions:
For jurisdictions where safe harbors were not met, our Company perform a full GloBE calculation.
• Singapore: The ETR was determined to be above 15%; therefore, no top-up tax is expected to arise for the year
2025..
• British Virgin Islands (BVI) : The BVI entities, which is a zero-tax jurisdiction. Although the effective tax rate in this jurisdiction is below 15%, the resulting potential top-up tax is considered immaterial to its consolidated financial statements.
Conclusion
Based on the assessment performed, our Company has concluded that the Pillar Two legislation will not have a material impact on its consolidated results of operations or financial position for the 2025 fiscal year. Our Company continues to monitor the progress of legislative enactment in other jurisdictions, including Taiwan, where the group is UPE.

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
The following table sets forth the computation of basic and diluted earnings attributable to common shareholders per share:

	For the year ended
	2025	2024	2023
	US$’000	US$’000	US$’000
	(except for number of shares and earnings per share)
Numerator:
Net profit attributable to APWC from continuing operations	3,670	3,486	3,867
Net profit attributable to APWC	3,670	3,486	3,867

Denominator:
Weighted-average common shares outstanding – basic and diluted	20,616,227	20,616,227	20,020,364

Earnings per share – basic and diluted
Continuing operations	0.18	0.17	0.19
Total earnings per share – basic and diluted	0.18	0.17	0.19
Income from continuing operations attributable to non-controlling interests are $1,544, $3,082 and $(3,565) for the years ended December 31, 2025, 2024 and 2023, respectively.
10. Cash and Cash Equivalents

	As of December 31,
	2025	2024
	US$’000	US$’000
Cash on hand and cash at banks	33,163	34,035
Balances per statement of cash flows	33,163	34,035

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES
11(a)    Other financial assets and liabilities

	As of December 31,
	2025	2024
	US$’000	US$’000
Financial assets at fair value through other comprehensive income
Equity instrument (Note 11(d))	4,161	3,069
	4,161	3,069
Financial assets at fair value through profit or loss
Foreign exchange forward contracts (Note 11(c))	61	—
	61	—
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
During the years ended December 31, 2025, 2024, and 2023, our Company received dividends of $103, $96, and $97, respectively, from investments held at the end of the reporting period. These dividends were recorded in other income (Note 7(f)) in the consolidated income statements.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(b)    Interest-bearing loans and borrowings
Under the line of credit arrangements for short-term debt with our Company’s banks, our Company may borrow up to approximately $311,889 and $273,501 as of December 31, 2025 and 2024, respectively, on such terms as our Company and the banks may mutually agree. These arrangements do not have termination dates but are reviewed annually for renewal. As of December 31, 2025 and 2024, the unused portion of the credit lines was approximately $193,231 and $192,658, respectively, which included unused letters of credit amounting to $82,705 and $88,880, respectively.
Letters of credit are issued by our Company in the ordinary course of business through major financial institutions as required by certain vendor contracts. As of December 31, 2025 and 2024, our Company had open letters of credit amounting to $38,895 and $24,975, respectively. Liabilities relating to the open letters of credit are included in current liabilities.
Certain of our loan agreements contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to their scheduled maturity dates. An operating subsidiary renewed the financing facility in November 2023 with a maturity date of September 30, 2027. However, the facility agreement includes a review clause that allows the bank to review the facility at any time during the term and to change its terms and conditions. Despite the repayment date being set for September 2027, this review clause means that out Company does not have an unconditional right to defer settlement for 12 months, since the bank retains the right to trigger a review event at any time. Consequently, the balance of $2,904 was reclassified as current rather than non-current as of December 31, 2025. Our Company was in compliance with these covenants requirements as of December 31, 2025 and 2024.
The following chart of interest-bearing loans and borrowings includes current and non-current loans, of which the current portion was $41,828 and $24,098 as of December 31, 2025 and 2024, respectively.

	As of December 31,
	2025				2024
	Interest rate	Maturity	Local currency		Interest rate	Maturity	Local currency
	%		‘000	US$’000	%		‘000	US$’000
Interest-bearing loans and borrowings
Bank loans	5.60	Sep. 2027	AUD$4,344	2,904	6.36	Sep. 2027	AUD$4,693	2,918
Bank loans	3.06	Mar. 2026	SGD$5,000	3,890	4.83	May 2025	SGD$6,000	4,416
Bank loans	4.76	Mar. 2027	THB$166,010	5,292	4.76	Mar. 2027	THB$266,010	7,807
Trust receipt	1.75 ~ 3.05	Jun. 2026	THB$948,934	30,252	2.93 ~ 5.93	May 2025	THB$348,923	10,241
Trust receipt	—	—	—	—	4.96 ~5.36	Mar. 2025	SGD$4,875	3,588
Total				42,338				28,970

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(b)    Interest-bearing loans and borrowings (continued)
In addition, our Company has entered into supplier finance arrangements with certain financial institutions.
Under these arrangements, financial institutions settle amounts owed to suppliers on behalf of our Company, and our Company repays the financial institutions at a later date. As a result, our Company obtains payment terms that differ from those of original trade payables. These arrangements do not change the nature of the underlying trade payables, except for the modification of payment terms.
The payment terms under these arrangements vary by subsidiary and supplier, ranging from immediate settlement under L/C at sight to periodic settlements and other short-term arrangements, including payments made shortly before delivery or after shipment.
As of December 31, 2025 and 2024, the outstanding balances under these arrangements amounted to $30,252 and $10,241, respectively, which are included in interest-bearing loans and borrowings.
Further information on these arrangements is provided below:

	2025	2024
Range of payment due dates
Liabilities under supplier finance arrangement	L/C at sight	L/C at sight
Comparable trade payables that are not part of the supplier finance arrangement (same line of business)	90-180days	90-180 days

	2025	2024
	US$'000	US$'000
Carrying amount of liabilities under supplier finance arrangement
Liabilities under supplier finance arrangement	30,252	10,241
of which the supplier has received payment from the finance provider	30,252	10,241
There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period.
The carrying amounts of liabilities under the supplier finance arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

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
As of December 31, 2025 and 2024, our Company had outstanding forward contracts with notional amounts of $9.3 million and $2.9 million, respectively. The outstanding forward contracts at December 31, 2025 mature between February 4, 2026 and July 6, 2026, respectively. Our Company recognized gain (loss) on forward contracts as other income (expenses) – refer to Note 7(f).
The forward contract balance varies with the expected foreign currency transactions and changes in foreign exchange rate.

	2025		2024
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Foreign currency forward contracts
Fair value	61	—	—	21

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values
Set out below is a comparison of the carrying amounts and fair value of our Company’s financial instruments that are carried in the financial statements:

	Carrying amount		Fair value
	As of December 31,		As of December 31,
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000
Financial assets - current
Financial assets at fair value through profit	61	—	61	—
Financial assets at amortized cost
Cash and cash equivalents	33,163	34,035	33,163	34,035
Trade receivables	103,535	102,789	103,535	102,789
Other receivables	936	1,257	936	1,257
Due from related parties	3,905	607	3,905	607
Financial assets - non-current
Financial assets at fair value through other comprehensive income	4,161	3,069	4,161	3,069
Financial assets at amortized cost
Long-term bank deposits*	1,272	1,259	1,272	1,259
Total	147,033	143,016	147,033	143,016

Financial liabilities - current
Liabilities at amortized cost
Interest-bearing loans and borrowings	41,828	24,098	41,828	24,098
Trade and other payables	58,184	57,220	58,184	57,220
Due to related parties	9,590	9,715	9,590	9,715
Accruals	11,079	8,246	11,079	8,246
Financial liabilities - non-current
Liabilities at amortized cost
Interest-bearing loans and borrowings	510	4,872	510	4,872
Total	121,191	104,151	121,191	104,151
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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(i)Methods and assumptions used to estimate fair value (continued)
▶Fixed-rate and variable-rate receivables are evaluated by our Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances were provided to account for the expected losses of these receivables. As of December 31, 2025 and 2024, the carrying amounts of such receivables, net of allowances, were not materially different from their calculated fair values.
▶Fixed rate long-term bank deposits and fixed rate and variable-rate borrowings are evaluated using discounted cash flows and the market rates or current rates for deposits of similar remaining maturities.
▶Fair value of financial assets (liabilities) at fair value through profit or loss - derivatives is derived from inputs other than quoted prices that are observable for the asset or liability.
▶Fair value of interest-bearing borrowings and loans are determined by using discounted cash flow method with discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The non-performance risk as of December 31, 2025 was assessed to be insignificant.
(ii)Description of significant unobservable inputs to valuation

	Valuation technique	Significant unobservable inputs	Liquidity discount (2025 and 2024)	Sensitivity of the input to fair value
				2025	2024
Financial asset
Unquoted equity instrument	Market Approach Method	Liquidity Discount	30%	5% decrease in the discount would increase in fair value by $261	5% decrease in the discount would increase in fair value by $185
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
11. FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)
11(d)    Fair values (continued)
(ii)Description of significant unobservable inputs to valuation (continued)
Our Company carries the equity instrument as financial assets at fair value through other comprehensive income classified as level 3 in the fair value hierarchy. A reconciliation of the beginning and closing balances is summarized below:

	2025	2024
	US$’000	US$’000
At January 1	3,069	2,902
Acquisitions	—	252
Recognized in other comprehensive income/(loss)	1,014	(67)
Exchange difference on translation	78	(18)
At December 31	4,161	3,069

12.    TRADE AND OTHER RECEIVABLES

	As of December 31,
	2025	2024
	US$’000	US$’000
Trade receivables	104,612	103,789
Less: Loss allowances	(1,077)	(1,000)
Trade receivable, net	103,535	102,789
Other receivables	936	1,257
Less: Loss allowances	—	—
Other receivable, net	936	1,257
As of December 31, 2025 and 2024, trade receivables were all from contracts with customers. And as of January 1, 2024, the balance of trade receivables from contracts with customers was $104,955.
12(a)    Movement in the loss allowance on trade receivables

	2025	2024
	US$’000	US$’000
At January 1	1,000	1,378
Charge for the year	167	592
Write-off	(141)	(952)
Unused amounts reversed	(27)	(10)
Currency translation adjustment	78	(8)
At December 31	1,077	1,000

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.    TRADE AND OTHER RECEIVABLES (continued)
12(b)    Aging analysis of trade receivables

			Past due
	Total	Current	1-30 days	31-60 days	61-90 days	91-120 days	>120 days
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2025
Expected loss rate	1.03%	0.06%	0.45%	4.31%	5.11%	5.99%	61.32%
Gross carrying amount - trade receivables	104,612	83,133	13,657	5,598	979	167	1,078
Loss allowances	1,077	53	62	241	50	10	661
Trade receivable, net	103,535	83,080	13,595	5,357	929	157	417

December 31, 2024
Expected loss rate	0.96%	0.09%	0.77%	4.29%	4.84%	2.83%	24.62%
Gross carrying amount - trade receivables	103,789	85,686	11,460	2,588	1,095	283	2,677
Loss allowances	1,000	81	88	111	53	8	659
Trade receivable, net	102,789	85,605	11,372	2,477	1,042	275	2,018
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.    INVENTORIES

	As of December 31,
	2025	2024
	US$’000	US$’000
Raw materials and supplies	52,058	38,313
Work in progress	30,135	21,195
Finished goods	69,322	67,306
Total inventories at the lower of cost and net realizable value	151,515	126,814
Inventories recognized as an expense during the years ended December 31, 2025, 2024 and 2023 amounted to $457,526, $437,732 and $405,800 respectively.
For the years ended December 31, 2025, 2024 and 2023, inventory write‑down reversals of $2,274, $155 and $10,255 were credited to cost of sales when the circumstances, such as copper price fluctuation, that caused the net realizable value of inventory to be lower than its cost no longer existed.
14. CONTRACT ASSETS
14(a)    Assets related to contracts with customers

	As of December 31,	As of December 31,	As of January 1,
	2025	2024	2024
	US$’000	US$’000	US$’000
Contract assets - current	7,748	688	13,946
There were no advances received or retentions on SDI service contracts during the financial years ended December 31, 2025 and 2024. The contract assets balance increased as our Company provided more services and transferred more goods ahead of the agreed payment schedules.
Our Company mainly conducts its SDI services contract with customers within public sector, and the expected credit loss on contract assets is close to zero.
14(b)    Unsatisfied supply, delivery, and installation (SDI) services contracts
The following table shows the aggregate amount of the transaction price allocated to the unsatisfied performance obligations.

	As of December 31,
	2025	2024
	US$’000	US$’000
Unsatisfied long-term SDI contracts
Expected to be recognized as revenue over 3 years	357,600	143,327

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15.    PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Building improvement	Machinery and equipment	Motor vehicle and other asset	Office equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2024	5,787	51,024	8,667	91,503	5,220	7,464	2,839	172,504
Additions	224	—	14	527	139	862	2,722	4,488
Assets classified as held for sale	—	(1,486)	(370)	(297)	—	—	—	(2,153)
Disposals	(58)	—	—	(2,351)	(495)	(286)	—	(3,190)
Transfer	2,075	2,805	111	4,211	149	11	(4,333)	5,029
Exchange differences	(176)	(1,063)	(57)	(1,274)	(88)	(235)	(47)	(2,940)
At December 31, 2024	7,852	51,280	8,365	92,319	4,925	7,816	1,181	173,738
Additions	—	105	98	349	302	624	1,786	3,264
Disposals	—	—	(7)	(2,978)	(312)	(638)	—	(3,935)
Transfer	—	—	1,284	1,516	53	13	(2,813)	53
Exchange differences	812	4,284	719	8,946	393	578	52	15,784
At December 31, 2025	8,664	55,669	10,459	100,152	5,361	8,393	206	188,904

Depreciation/Impairment
At January 1, 2024	—	(37,034)	(5,539)	(70,117)	(3,822)	(6,051)	—	(122,563)
Depreciation charge for the year	—	(1,180)	(502)	(2,720)	(308)	(521)	—	(5,231)
Assets classified as held for sale	—	1,191	332	297	—	—	—	1,820
Disposals	—	—	—	2,334	433	285	—	3,052
Transfer	—	(527)	—	—	(149)	—	—	(676)
Exchange differences	—	741	24	1,062	72	188	—	2,087
At December 31, 2024	—	(36,809)	(5,685)	(69,144)	(3,774)	(6,099)	—	(121,511)
Depreciation charge for the year	—	(1,148)	(514)	(3,112)	(271)	(670)	—	(5,715)
Disposals	—	—	7	2,978	256	636	—	3,877
Transfer	—	—	—	—	(53)	—	—	(53)
Exchange differences	—	(3,376)	(470)	(7,191)	(300)	(482)	—	(11,819)
At December 31, 2025	—	(41,333)	(6,662)	(76,469)	(4,142)	(6,615)	—	(135,221)

Net book value
At December 31, 2025	8,664	14,336	3,797	23,683	1,219	1,778	206	53,683
At December 31, 2024	7,852	14,471	2,680	23,175	1,151	1,717	1,181	52,227
At January 1, 2024	5,787	13,990	3,128	21,386	1,398	1,413	2,839	49,941
15(a)    Impairment of property, plant and equipment
In 2025, 2024 and 2023 our Company recorded no impairment loss on property, plant and equipment.
15(b)    Pledge
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 28(e) (i).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16.    RIGHT-OF-USE ASSETS
16(a)    Amounts recognized in the consolidated balance sheets

	As of December 31,	As of December 31,
	2025	2024
Right of use assets	US$’000	US$’000
Land and land use right	1,629	1,619
Buildings	1,115	692
Motor vehicles and other assets	88	30
Office equipment	47	79
	2,879	2,420
Our Company leases various assets including land, buildings, business vehicles and multifunction printers. Rental contracts are typically made for periods of 2 to 37 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
Additions to the right-of-use assets during the 2025 financial year were $1,458 (2024: $831).
The information on assets reclassified as held for sale is provided in Note 20.
16(b)    Amounts recognized in the consolidated income statements

	2025	2024
Depreciation charge of right of use assets	US$’000	US$’000
Land	583	263
Buildings	476	413
Motor vehicles and other assets	44	52
Office equipment	36	37
	1,139	765

Interest expenses (included in finance cost)	138	85
Expenses relating to short-term leases	77	16
Expenses relating to lease of low-value assets that are not short-term leases	1	—
The total cash outflow for lease in 2025 was $1,285 (2024: $837).

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    INVESTMENT PROPERTIES
17(a)    Net book value of investment properties

	Land not being used for operation	Office buildings for rent	Land leasehold right	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2025
Cost	441	149	90	11	691
Less: Accumulated depreciation	—	(140)	(11)	(4)	(155)
Net book value	441	9	79	7	536

As of December 31, 2024
Cost	406	138	86	11	641
Less: Accumulated depreciation	—	(125)	(9)	(3)	(137)
Net book value	406	13	77	8	504
A reconciliation of the net book value of investment properties was as follows :

	2025	2024
	US$’000	US$’000
Net book value at January 1	504	5,112
Transfer to assets classified as held for sale	—	(69)
Transfer to property plant and equipment	—	(4,353)
Depreciation (included in administrative expenses)	(8)	(25)
Exchange difference	40	(161)
Net book value at December 31	536	504
17(b)    The amount recognized in profit or loss arising from the investment properties

	2025	2024	2023
	US$’000	US$’000	US$’000
Rental income derived from investment properties	18	16	267
Direct operating expenses (including repairs and maintenance) generating rental income	(9)	(9)	(168)
Direct operating expenses (including repairs and maintenance) that did not generate rental income	(1)	(1)	(1)
Net profit arising from investment properties carried at cost	8	6	98

Undiscounted lease payments receivable to be received during the lease terms are immaterial.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
17.    INVESTMENT PROPERTIES (continued)
17(c)    Measuring investment properties at fair value
The fair value of the investment properties are stated below:

	As of December 31,
	2025	2024
	US$’000	US$’000
Land not being used for operation	12,570	11,567
Office buildings for rent	481	494
Warehouse	—	—
Land leasehold right	93	91
Other	7	8
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18.    INTANGIBLE ASSETS
Computer software

	2025	2024
	US$’000	US$’000
Cost
At January 1	794	761
Additions	8	54
Disposals	(9)	(11)
Exchange difference	41	(10)
At December 31	834	794
Accumulated amortization
At January 1	(684)	(637)
Amortization	(58)	(65)
Disposals	9	11
Exchange difference	(36)	7
At December 31	(769)	(684)
Net book value
At December 31	65	110

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. INVESTMENT IN ASSOCIATES
19(a)    Associates of our Company

			Percentage of equity interest
			As of December 31
Company Name	Nature of business	Country of incorporation	2025	2024
Shandong Pacific Rubber Cable Co., Ltd. (“SPRC”)	Manufacturing of rubber cable	PRC	25.00%	25.00%
Siam Pacific Holding Company Limited (“SPHC”)	Investment & holding company	Thailand	49.00%	49.00%
Loxpac (Thailand) Company Limited (“Loxpac”) (Formerly known as “Loxley Pacific Co., Ltd.")	Providing telecommunication service	Thailand	21.39%	21.39%
Loxpac Hong Kong Co., Limited (“Loxpac HK”) (Formerly known as “Loxley Pacific Hong Kong Co., Limited” )	Investment & holding company	Hong Kong	10.64% *	23.10%

During the year ended December 31, 2025, our Company disposed of 6,333 shares in Loxpac HK, resulting in a net gain of $662 recognized in profit or loss. The remaining 9,825 shares have been classified as held for sale in accordance with IFRS 5, and the Company ceased applying the equity method from the date of classification. Further details regarding the held for sale classification are disclosed in Note 20 and Note 30.

	As of December 31,
	2025	2024
	US$’000	US$’000
At January 1	807	810
Share of loss of associates	(2)	(2)
Exchange difference	70	(1)
At December 31	875	807
The investments in SPRC, Loxpac and Loxpac HK have been fully impaired.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
19. INVESTMENT IN ASSOCIATES
19(c) Summarized financial information for associates
The following table summarized financial information of our Company’s investments in associates:

	As of December 31,
	2025	2024
	US$’000	US$’000
Summarized financial information of SPHC:
Current assets	—	4
Non-current assets	1,993	1,834
Current liabilities	(2)	(3)
Non-current liabilities	(205)	(189)
Equity	1,786	1,646

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%
Carrying amount of the investment	875	810

	For the year ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Summarized financial information of SPHC:
Revenue	—	—	—
Loss for the year	(3)	(5)	(4)

Reconciliation to our Company’s investments in associates:
Percentage of equity interest	49%	49%	49%
Share of the associates’ loss for the year:	(2)	(2)	(2)
As of December 31, 2025 and 2024, our Company's associates had no contingent liabilities or capital commitments.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20.    ASSETS CLASSIFIED AS HELD FOR SALE

	As of December 31,
	2025	2024
	US$’000	US$’000
Non-current assets held for sale
Property, Plant and Equipment	333	333
Investment property	69	69
Right of use assets	357	357
Exchange differences	23	(12)
	782	747
In April 2024, the Board of Directors resolved to sell the Shanghai plant and the associated land use rights. The contract was signed in December 2024.
In 2025, as the purchaser was unable to obtain the requisite governmental approvals, the Company is currently in discussions with the purchaser regarding the potential termination of the agreement. The Shanghai plant remains available for sale, and the Company continues to actively seek alternative purchasers.
As of December 31, 2025, our Company classified its remaining investment of 9,825 shares in Loxpac HK as held for sale. The carrying amount of this investment was nil, as it had been fully impaired in prior years. Our Company is committed to a plan to dispose of the remaining interest, and the disposal is expected to be completed between March and April 2026. Any gain or loss resulting from the disposal will be recognized in profit or loss upon completion of the transaction.

21.    TRADE AND OTHER PAYABLES

	As of December 31,
	2024	2023
	US$’000	US$’000
Trade payables	46,760	46,560
Other payables	11,424	10,660
	58,184	57,220
Other payables included refund liabilities arising from contracts with customers, which amounted to $10,368 and $9,387 as of December 31, 2025 and 2024, respectively.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.    EMPLOYEE BENEFIT LIABILITIES

	As of December 31,
	2025			2024
	Current	Non-current	Total	Current	Non-current	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Employee benefit liabilities
Pension-Defined benefit plans	1,882	6,414	8,296	1,514	5,784	7,298
Long service leave	625	110	735	664	124	788
Total	2,507	6,524	9,031	2,178	5,908	8,086
22(a)    Pension – Defined contribution plans
Our Company has several defined contribution plans covering its employees in Australia, PRC, Singapore, Thailand, and Taiwan. Contributions to the plan are made monthly. Total charges for the years ended December 31, 2025, 2024 and 2023, were $1,370, $1,304, and $1,222, respectively.
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

	For the year ended December 31,
Net benefit cost	2025	2024	2023
	US$’000	US$’000	US$’000
Current service cost	465	438	442
Interest cost on benefit obligation	164	178	191
Net benefit cost	629	616	633

	For the year ended December 31,
Other comprehensive income	2025	2024	2023
	US$’000	US$’000	US$’000
Actuarial loss / (gain) – experience	125	79	(195)
Actuarial (gain) / loss – demographic assumption	—	—	(89)
Actuarial loss / (gain) – financial assumption	285	311	(1,601)
Actuarial loss / (gain)	410	390	(1,885)

	For the year ended December 31,
Change in the defined obligation	2025	2024	2023
	US$’000	US$’000	US$’000
Defined benefit obligation at January 1	7,298	7,011	8,896
Current service cost	465	438	442
Interest cost on benefit obligation	164	178	191
Benefits paid directly by our Company	(612)	(733)	(701)
Actuarial gain(loss) in other comprehensive income	410	390	(1,885)
Exchange differences	571	14	68
Defined benefit obligation at December 31	8,296	7,298	7,011

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.    EMPLOYEE BENEFIT LIABILITIES (continued)
22(b)    Pension – Defined benefit plans (continued)
Actuarial assumptions
The significant assumptions used in determining the actuarial present value of the defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
	%	%
Discount rate	1.0-3.0	2.0-4.0
Rate of salary increase	3.0~6.5	3.0~6.5
Pre-retirement mortality	* Thailand TMO17 Tables, improving with the rate of 3.0% p.a.	* Thailand TMO17 Tables, improving with the rate of 3.0% p.a.
*TMO represented as Thailand Mortality Ordinary Tables
Maturity profile of defined benefit obligation
The following pension benefit payments are expected payments to be made in the future years out of the defined benefit plan obligation:

	As of December 31,
	2025	2024
	US$’000	US$’000
Within the next 12 months (next annual reporting period)	1,755	1,475
Between 2 and 5 years	3,153	2,711
Between 6 and 10 years	2,844	2,867
Total expected payments	7,752	7,053

Weighted average duration of defined benefit obligation	12 ~ 13 years	10 ~ 14 years
Sensitivity analysis
A one-percentage point change in the assumed rates would have yielded the following effects:

	2025	2024
	US$’000	US$’000
Discount rate – 1% increase	(573)	(544)
Discount rate – 1% decrease	664	474
Rate of salary increase – 1% increase	789	521
Rate of salary increase – 1% decrease	(693)	(588)
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22.    EMPLOYEE BENEFIT LIABILITIES (continued)
22(c)    Long service leave
The liability for long service leave is recognized in the provision for employee benefits and measured as present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bond with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. As of December 31, 2025 and 2024, the amount of long service leave obligation was $735 and $788, respectively.

23. OTHER CURRENT LIABILITIES

	As of December 31,
	2025	2024
	US$’000	US$’000
Contract liabilities	4,477	2,109
Dividend payable	101	220
Provisions	115	18
Onerous contracts provisions	254	184
Other current liabilities	1,930	1,741
Total	6,877	4,272
Other current liabilities include undue value added tax, unpaid withholding tax, and other miscellaneous liabilities.
23(a)    Onerous contracts provisions

	For the year ended December 31,
	2025	2024
	US$’000	US$’000
At January 1	184	2,306
Recognized	136	147
Reversed	(80)	(2,205)
Exchange differences	14	(64)
At December 31	254	184

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23. OTHER CURRENT LIABILITIES (continued)
23(b)    Contract Liabilities

	As of December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000
Current contract liabilities
Advance from customers	4,421	2,017	3,585
Custodial service	38	65	76
Transportation service	18	27	29
Total current contract liabilities	4,477	2,109	3,690
Our Company recognizes contract liabilities when it receives advance payments from customers before performance obligations have been performed.
Revenue recognized in relation to contract liabilities

	For the year ended December 31,
	2025	2024
	US$’000	US$’000
Revenue recognized that was included in the contract liabilities balance at the beginning of the year
Advance from customers	2,017	3,585
Custodial service	30	9
Transportation service	11	12
	2,058	3,606
24.    EQUITY
24(a)    Common shares

	As of December 31,
	2025	2024
Authorized shares	Number of shares	Number of shares
Common shares of US$0.01 each	50,000,000	50,000,000

Common shares issued and fully paid	Number of shares	US$’000
At January 1, 2024	20,627,327	206
At December 31, 2024	20,627,327	206
At December 31, 2025	20,627,327	206

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.    EQUITY (continued)
24(a)    Common shares (continued)

Treasury shares	Number of shares	US$’000
At January 1, 2024	11,100	38
At December 31, 2024	11,100	38
At December 31, 2025	11,100	38
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
APWC did not declare or pay dividends distributed to owners for the years ended December 31, 2025, 2024 and 2023.
24(c)    Other comprehensive income – net of tax
The disaggregation of changes of other comprehensive income by each type of reserve in equity is shown below:

	For the year ended December 31, 2025
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	16,195	16,195
Re-measuring gains on defined benefit plans	(328)	—	—	(328)
Changes in fair value of financial assets at fair value through other comprehensive income	—	809	—	809
	(328)	809	16,195	16,676

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24.    EQUITY (continued)
24(c)    Other comprehensive income – net of tax (continued)

	For the year ended December 31, 2024
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	(5,459)	(5,459)
Re-measuring gains on defined benefit plans	(312)	—	—	(312)
Changes in fair value of financial assets at fair value through other comprehensive income	—	(52)	—	(52)
	(312)	(52)	(5,459)	(5,823)

	For the year ended December 31, 2023
	Remeasurement of defined benefit plans	Financial assets at FVOCI reserve	Foreign currency translation reserve	Total
	US$’000	US$’000	US$’000	US$’000
Exchange difference on translation of foreign operations	—	—	784	784
Re-measuring losses on defined benefit plans	1,508	—	—	1,508
Changes in fair value of financial assets at fair value through other comprehensive income	—	883	—	883
	1,508	883	784	3,175
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. RELATED PARTY TRANSACTIONS (continued)

25(a)    Outstanding balance with related parties
The following table provided the total amount of outstanding balance at December 31, 2025 and 2024.

		As of December 31,
		2025	2024
		US$’000	US$’000
Amounts due from related parties
The ultimate parent company	PEWC	2,967	54
	PEWC, Singapore Branch	29	21
	Sumi-Pac Construction Company, LTD.	11	14

Associate	SPHC	186	171

Non-controlling shareholder of subsidiary	Italian-Thai and its affiliates	712	347
		3,905	607
Amounts due to related parties
The ultimate parent company	PEWC	7,774	7,888
	PEWC Singapore Co. (Pte) Ltd.	400	400
	Pacific Holdings Group	49	49
	Chung-Tai Technology Development Engineering Corp.	3	—
	Italian-Thai and its affiliates	—	4

Associate	SPHC	1,362	1,362

Others		2	12
		9,590	9,715
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
25(b)    Transactions with related parties
The transactions undertaken with related parties are summarized as follows:

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. RELATED PARTY TRANSACTIONS (continued)

		For the year ended December 31,
		2025	2024	2023
		US$’000	US$’000	US$’000
The ultimate parent company
PEWC	Purchases	40,382	23,807	23,093
	Purchase return	1,097	—	—
	Sales	5,198	9	14
	Construction income received	950	2,320	1,006
	Management fee received	—	5	29
	Management fee paid	48	179	205
	Information technology service fee paid	34	101	132
	Interest expenses paid	1	3	—
	Rental fee paid	123	101	104
	Vehicle sale proceeds received	—	—	18
	Other employee benefits-Others	6	5	—
Sumi-Pac Construction Company, LTD.	Construction income received	124	67	—
	Rental fee received	16	20	26
	Service fee received	63	68	31
	Purchases	—	—	280
Pacific Charity Foundation	Rental fee received	—	6	9
	Donation	—	4	—
Pacific Union Co., Ltd.	Construction income received	—	6	11
Chung-Tai Technology Development Engineering Corporation	Rental fee received	16	15	11
	Miscellaneous purchases	12	11	—
	Service fee received	—	1	1
PEWC (HK)	Sales	—	12	7,437
	Service fee paid	—	—	67

Non-controlling shareholder of subsidiary
Italian Thai and its affiliates	Sales	5,266	5,734	5,230
	Loss allowance	—	—	4,565
Pacific Holdings Group	Service fee paid	196	196	—
	Business Trip	1	—	—

Others	Fabrication cost	457	173	150
	Vehicle sale proceeds received	—	—	25

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
25. RELATED PARTY TRANSACTIONS (continued)

As of December 31, 2023, our Company has an outstanding balance from product sales to Italian-Thai, amounting to THB 165 million (approximately $5.6 million). The majority of this outstanding payment, amounting to THB 159 million (approximately $4.6 million), was overdue by more than one year. In 2023, our Company recognized a loss allowance of THB 159 million (approximately $4.6 million). This decision was based on several factors, including (1) Italian-Thai’s 2023 financial statement being issued with a disclaimer of opinion related to scope limitation, primarily due to a going concern issue; (2) our Company has not obtained any collateral or guarantees related to the unpaid payments; and (3) Italian-Thai’s current financial condition, as evidenced by relevant News and credit rating information in Thailand. Considering the aforementioned factors, our management deemed it appropriate to record a full loss allowance in 2023. During the year of 2024, the Company has recovered THB 14 million (approximately $1.4 million) from the above Italian-Thai's outstanding payments and the remaining outstanding payments of THB 146 million (approximately $4.2 million) were deemed impaired and had been fully provided for in 2023. On March 5, 2026, Charoong Thai entered into a repayment plan agreement with Italian-Thai regarding its outstanding payable. Under the agreement, Italian-Thai acknowledged a total outstanding balance of THB 146 million (approximately $4.2 million) and agreed to settle the amount through 60 monthly instalments, with the first payment due in May 2026.
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
Our Company purchases from PEWC copper rods as raw materials, low to high voltage power cable, and wire for distribution purposes. The purchase price from PEWC is determined by reference to the quoted copper prices on the LME. No sales commission was received from PEWC during the years ended December 31, 2025, 2024 and 2023.
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
25(d)    Compensation of key management personnel of our Company

	For the years ended December, 31
	2025	2024	2023
	US$’000	US$’000	US$’000
Short-term employee benefits	1,472	2,020	1,898
Post-employment benefits	46	185	88
Total compensation paid to key management personnel	1,518	2,205	1,986
The amounts disclosed in the table were recognized as expenses during the reporting periods.
26.    COMMITMENTS AND CONTINGENCIES
26(a)    Purchase commitments
As of December 31, 2025 and 2024, our Company had commitments to purchase raw materials totaling $208 million to $222 million and $148 million to $158 million (16,413 to 17,513 metric tons and 16,845 to 17,945 metric tons), respectively, from third parties and PEWC at the prices stipulated in the contracts.
26(b)    Capital commitments
As of December 31, 2025 and 2024, our Company had capital commitment relating to the construction of factory building improvement and acquisition of machinery, totaling $0.2 million and $0.7 million, respectively.
26(c)    Guarantees
As of December 31, 2025 and 2024, APWC provided a corporate guarantee not exceeding the sum of $45 million and $28 million, respectively, for the bond performance and banking facility of Sigma Cable.
As of December 31, 2025 and 2024, there were outstanding bank guarantees of $14 million and $13 million, respectively, issued by the banks on behalf of Charoong Thai and its subsidiaries in respect of certain performance bonds as required in the normal course of business of the companies. These guarantees generally expire within 1 year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
26.    COMMITMENTS AND CONTINGENCIES (continued)
26(d)    Service commitments
As of December 31, 2024, our Company had commitments in respect of management consulting services with related parties totaling $0.03 million.
26(e)    Contingencies

As of December 31, 2025, the Company maintains an outstanding trade receivable balance of $1.7 million due from Khoon Engineering Contractor Pte. Ltd. (“Customer”), a wholly-owned subsidiary of Khoon Group Limited ("Khoon"), an HKEX listed company. On October 14, 2025, Khoon was added to the Specially Designated Nationals and Blocked Persons List ("SDN List") of the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") subjecting it to OFAC sanctions. Khoon became the subject of OFAC sanctions when an SDN entity acquired a majority equity interest.

Subsequent to Khoon's SDN List designation, in November 2025 the Commercial Affairs Department of Singapore issued a seizure order on Customer’s bank accounts in Singapore. On December 18, 2025 and February 4, 2026 the Customer made applications to the State Courts of Singapore to quash the seizure order, claiming the accounts are not properties in respect of which an offense is suspected to have been committed. On April 7, 2026, the State Courts of Singapore approved the applications by issuing a court order granting the release of funds from the bank accounts, allowing the Customer to make payments on the amounts due, including amounts owed to the Company.

The Customer’s applications and the April 7, 2026 court order currently cover amounts due in October and November 2025. Accordingly, the Company expects to recover approximately $1.2 million in the near term, subject to the release of funds by the Commercial Affairs Department of Singapore and barring any unforeseen circumstances. The Company currently expects such repayment to occur within the next month.

With respect to the remaining balance of approximately $0.5 million relating to amounts due in December 2025, the Company understands that the Court has recognized the necessity for the Customer to repay its creditors. In light of this, and subject to further applications by the Customer, the Company believes it is likely that additional funds will be released to satisfy the remaining outstanding amount. Barring any unforeseen circumstances, the Company expects recovery of this balance within the next few months.

Based on the legal proceedings and recent court orders authorizing the release of funds to creditors, the Company expects full recovery of the balance.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FAIR VALUE MEASUREMENT

Fair value information:
As of December 31, 2025	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(61)	—	(61)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	3,661	—	—	3,661
Leijyu Co., Ltd. (transliteration)	500	—	—	500
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	12,570	—	—	12,570
Office buildings	481	—	—	481
Land leasehold right	93	—	—	93
Other	7	—	—	7
There have been no transfers between Level 1 and Level 2 during the year.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27.    FAIR VALUE MEASUREMENT (continued)

Fair value information:
As of December 31, 2024	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	US$’000	US$’000	US$’000	US$’000
Financial assets (liabilities) - derivatives (Note 11.(a))
Foreign exchange forward contract	(21)	—	(21)	—
Financial assets at fair value through other comprehensive income (Note 11.(a))
Unquoted equity instrument
Thai Metal Processing Co., Ltd.	2,586	—	—	2,586
Leijyu Co., Ltd. (transliteration)	239	—	—	239
Assets for which fair values are disclosed:
Investment properties (Note 17)
Land	11,567	—	—	11,567
Office buildings	494	—	—	494
Warehouse	5,660	—	—	5,660
Land leasehold right	91	—	—	91
Other	8	—	—	8
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
The sensitivity analysis in the following sections relate to the position as of December 31, 2025 and 2024.
The analysis excludes the impact of movements in market variables on the carrying value of other post-retirement obligations provisions and on the non-financial assets and liabilities of foreign operations.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
(i)Interest rate risk
Our Company’s exposure to interest rate risk arises from borrowing at floating interest rates. Changes in interest rate will affect future cash flows but not the fair value. Less than 28% of our Company’s financial liabilities bear floating interest rate, and the rest of its financial liabilities bear fixed interest rate which are close to the market rate or are non-interest bearing.
At the reporting dates, a change of 30 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2025 and 2024 to increase/decrease by $118 and $74, respectively.
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
The balances of financial assets and liabilities denominated in a currency different from our Company’s each functional currency are summarized below.

	Financial Assets		Financial Liabilities
	As of December 31,		As of December 31
	2025	2024	2025	2024
United States dollar (USD)	12,267	8,052	9,241	23,582
Thai Baht (THB)	8,504	8,357	715,579	191,489
Singapore dollar (SGD)	71	160	47	47
Taiwan dollar (TWD)	3,940	14,953	9,287	4,704
Renminbi (RMB)	19	19	—	2
Hong Kong dollar (HKD)	6,568	6,789	32	24
Euro (EUR)	4	8	—	1

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

	Change rate	USD	THB	SGD	TWD	HKD	EUR

2025	5%	152	(1,127)	1	(9)	42	—
	-5%	(152)	1,127	(1)	9	(42)	—
2024	5%	(776)	(269)	4	16	44	—
	-5%	776	269	(4)	(16)	(44)	—
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
Commodity price sensitivity
The following table shows the potential effect of price changes in copper.

	Change in year-end price	Effect on profit before tax	Effect on equity
	US$’000	US$’000	US$’000
2025
Copper	+32%	9,322	N/A
	-32%	(9,322)	N/A
2024	+6%	1,826	N/A
Copper	-6%	(1,826)	N/A
On average, copper composes around 76% and 80% of the product cost in the years ended December 31, 2025 and 2024, respectively. The above sensitivity analysis is based on the most significant fluctuation rate of the month in December 31, 2025 as compared to the same month in 2024 and the most significant fluctuation rate of the month in 2024 as compared to the same month in 2023 and one month manufacturing lead time to estimate its impact on profit before tax in the years ended December 31, 2025 and 2024, respectively.
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
Our Company enters into transactions with related parties in the ordinary course of its business. Refer to Note 25(c) for our Company’s general credit risk management practices.
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
Our Company applies the general approach for all other financial assets that are subject to the expected credit loss model. The expected credit losses of the respective financial instruments for the years ended December 31, 2025 and 2024 were immaterial. While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was also immaterial.
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
(v)Concentrations of credit risk
As of December 31, 2025 and 2024, trade receivables from one customer represented 13.79% and 12.83% of total trade receivables of our Company, respectively. The credit concentration risk of other trade receivables is insignificant.
28(c)    Liquidity risk
Liquidity risk arises from the financial liabilities of our Company and their subsequent ability to meet obligations to repay their financial liabilities as and when they fall due. Management manages our Company’s liquidity risk by closely monitoring cash flow from the operations. Our Company has about $33 million in cash and cash equivalents, $193 million in unutilized amounts of bank loans, and the total financial liabilities is $113 million at the reporting date, which for financial assets and liabilities results in a net asset position. Liquidity risk is considered not high as of December 31, 2025.
The table below summarizes the maturity profile of our Company’s financial liabilities based on contractual undiscounted payment obligations.

	< 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2025
Financial liabilities
Interest-bearing loans and borrowings	42,354	510	—	—	42,864
Trade and other payables	58,184	—	—	—	58,184
Due to related parties	9,590	—	—	—	9,590
Lease liability	1,164	1,117	364	—	2,645
	111,292	1,627	364	—	113,283

As of December 31, 2024
Financial liabilities
Interest-bearing loans and borrowings	24,742	7,932	—	—	32,674
Trade and other payables	57,220	—	—	—	57,220
Due to related parties	9,715	—	—	—	9,715
Financial liabilities at fair value through profit or loss	21	—	—	—	21
Lease liability	762	843	388	147	2,140
	92,460	8,775	388	147	101,770
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

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
Our Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, our Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. Our Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2025 and 2024.
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

	As of December 31,
	2025	2024
	US$’000	US$’000
Interest bearing loans and borrowings	42,338	28,970
Trade and other payables	58,184	57,220
Less: cash and cash equivalents	(33,163)	(34,035)
Net debt	67,359	52,155
Total Equity	236,952	215,365
Capital and net debt	304,311	267,520
Gearing ratio	22.1%	19.5%
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
28(e)    Collateral
The credit lines of our Company were collateralized by:
(i)Mortgage of our Company’s land, buildings, machinery and equipment, investment properties and land use rights with a total carrying amount of $12,817 at December 31, 2025 (2024: $11,447);
(ii)Pledge of other receivables of $1,167 at December 31, 2025 (2024: $1,104) ;
(iii)Corporate guarantee issued by APWC.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28.    FINANCIAL RISK MANAGEMENT OBJECTIVES (continued)
28(e)    Collateral (continued)
(iv)A trading facility was secured by all the assets with total carrying amount of $45,173 of a subsidiary as of December 31, 2025 (2024: $40,250).
The weighted average interest rates on bank loans and overdrafts as of December 31, 2025 and 2024 were 3.43% and 4.20% per annum, respectively.
29.    CASH FLOW INFORMATION
29(a)    Investing activities with partial cash payments

(i) Purchase of PPE	For the year end December 31,
	2025	2024
	US$’000	US$’000
Acquisition of property, plant and equipment	3,264	4,488
Add: Payable for PPE or CIP - Opening	316	56
Less: Payable for PPE or CIP - Ending	(146)	(316)
Less: Prepayment for PPE & CIP - Opening	(97)	(108)
Add: Prepayment for PPE & CIP - Ending	—	97
Cash paid during the year	3,337	4,217

(ii) Dividend paid	For the year end December 31,
	2025	2024
	US$’000	US$'000
Dividends paid to company’s shareholders	303	1
Add: Payable for dividends - Opening	220	220
Less: Payable for dividends - Ending	(101)	(220)
Other	13	—
Cash paid during the year	435	1

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
29.    CASH FLOW INFORMATION (continued)
29(b)    Reconciliation of liabilities arising from financing activities

	Interest -bearing loans and borrowings	Lease liabilities	Total
	US$’000	US$’000	US$’000
Balance at January 1, 2024	53,737	2,081	55,818
Changes in cash flows	(23,521)	(736)	(24,257)
Foreign exchange adjustments	(1,246)	(96)	(1,342)
Acquisition lease	—	831	831
Other changes	—	(6)	(6)
Remeasurement	—	(1)	(1)
Balance at December 31, 2024	28,970	2,073	31,043
Changes in cash flows	10,573	(1,069)	9,504
Foreign exchange adjustments	2,795	137	2,932
Acquisition lease	—	1,458	1,458
Other changes	—	(13)	(13)
Remeasurement	—	—	—
Balance at December 31, 2025	42,338	2,586	44,924
30.    SUBSEQUENT EVENT
30(a)    Rights offering
On December 18, 2025, the Company distributed subscription rights to its shareholders at no cost, entitling them to purchase additional common shares. February 20, 2026, the Company completed its rights offering, issuing the maximum of 20,616,227 shares at a subscription price of $1.66 per share. Net proceeds from the offering amounted to $34.1 million, after deducting related expenses.
30(b)    CTW dividend payments
On February 27, 2026, the Board of Directors of Charoong Thai declared a cash dividend distribution to its shareholders amounted to $1.0 million (Baht 31.8 million, equivalent to Baht 0.08 per share), $0.5 million of which will be distributed to non-controlling interest. The dividend will be paid on May 15, 2026. This dividend distribution plan requires the approval of the 2025 Annual General Meeting of Shareholders of Charoong Thai.
30(c)    Capital Transaction
On February 13, 2026, APWC subscribed to a capital increase of $3.8 million in its subsidiary APNEC. On March 11, 2026, the Company’s subsidiary PSSC approved a capital reduction of $3.2 million to offset accumulated losses. Subsequently, on March 18, 2026, PSSC completed a cash capital injection of $1.3 million funded by its shareholders.
On February 27, 2026, CTW's Board of Directors meeting passed a resolution to approve CTW Beta Co., Ltd. disposing of its investment in Loxpac Hong Kong Co., Limited to a company incorporated in Hong Kong, comprising 9,825 ordinary shares at a price of $105 per share, with a total of $1.0 million.
Other than the above events, our Company is not aware of any matter or circumstance that has significantly affected or may significantly affect the operations of our Company, the results of those operations, or the state of affairs of our Company.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31.    APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorized for issuance by the Board of Directors on April 27, 2026.